Form 20-F
period 2019-12-31
Macro Bank Inc.
filed 2020-05-15
CIK 1347426

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

628,177,738 Class B ordinary shares, par value Ps.1.00 per share

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

Yes  ☐    No  ☐

Please send copies of notices and communications from the Securities and Exchange Commission to:

Hugo N. L. Bruzone Bruchou, Fernández Madero & Lombardi Ing. Butty 275, 12th Floor C1001AFA–Buenos Aires, Argentina	Jeffrey Cohen Linklaters LLP 1345 Avenue of the Americas New York, NY 10105

Explanatory note

We have relied on the Securities and Exchange Commission’s Order, dated March 25, 2020 (Release No. 34-88465), under Section 36 of the Securities Exchange Act of 1934, to delay the filing of this annual report due to circumstances related to the COVID-19 pandemic. Particularly, on March 12, 2020, the Argentine government declared a health emergency to manage the crisis caused by COVID-19. On March 19, the Argentine government issued a stay-at-home order, which has applied from March 20, 2020 and most recently extended through May 24, 2020. Consequently, access to the Bank’s facilities has been restricted resulting in limited support from its staff and professional advisors. Additionally, management has been focused on dealing with the situation resulting from the COVID-19 pandemic and related operational issues. This has, in turn, delayed the Bank’s ability to prepare this annual report.

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

The term “Argentina” refers to the Republic of Argentina. The terms “Argentine government” or the “government” or the “Federal government” refer to the federal government of Argentina, the term “Argentine Congress” refers to the Argentine National Congress, the legislative branch of the government of Argentina, the term “Central Bank” refers to the Banco Central de la República Argentina, or the Argentine Central Bank, the term “Superintendency” refers to the Superintendencia de Entidades Financieras y Cambiarias or the Superintendency of Financial and Exchange Entities, the term “CNV” refers to the Comisión Nacional de Valores, or the Argentine Securities Commission, the term “BYMA” refers to Bolsas y Mercados Argentinos S.A., or the Buenos Aires Stock Exchange, the term “MAE” refers to Mercado Abierto Electrónico, the term “NYSE” refers to the New York Stock Exchange, the term “IGJ” refers to the Inspección General de Justicia, or Public Registry of Buenos Aires, the term “ANSES” refers to the Administración Nacional de la Seguridad Social or National Social Security Agency, and the term “UIF” refers to the Unidad de Información Financiera or Financial Information Unit. The term “EU” refers to the European Union. The term “PyME” refers to Pequeñas y Medianas Empresas or small- and medium-sized companies.

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

The term “GDP” refers to gross domestic product and all references in this annual report to GDP growth are to real GDP growth. The term “INDEC” refers to the National Statistics Institute (Instituto Nacional de Estadísticas y Censos). The term “CER,” or benchmark stabilization coefficient, is an index issued by the Argentine government which is used to adjust value of credits and deposits. Pursuant to Resolution No. 203/2016 from the former Ministry of Economy and Finance, as of June 2016, the Consumer Price Index (Índice de Precios al Consumidor) currently in force and used to adjust the CER. The term “UVI” means Unidad de Vivienda, it represents the cost of construction of one thousandth square meter of housing. The term “UVA”, means Unidad de Valor Adquisitivo, it is an index determined by the Central Bank, reflecting the variation of one-thousandth of the average value of a square meter built for housing in Argentina (such that 1,000 UVAs are equivalent to one square meter). This value was initially set at Ps.14.05 and is updated daily based on the variation in the CER since March 31, 2016.

Presentation of certain financial and other information

Our consolidated financial statements included in this annual report have been prepared in accordance with IFRS as issued by the IASB.

The consolidated financial statements as of December 31, 2019 and the corresponding figures for the previous fiscal years have been restated for the changes in the general purchasing power of the functional currency (Argentine pesos) of the Bank as established by IAS 29. As a result, those consolidated financial statements are stated in terms of the measuring unit current at the end of the reporting period (December 31, 2019), except otherwise indicated. The inflation rate was 53.83%, 47.64% and 24.8% for the fiscal years ended on December 31, 2019, 2018 and 2017, respectively.

Solely for the convenience of the reader, the reference exchange rate for U.S. dollars as of December 31, 2019, as reported by the Central Bank was Ps.59.8950 to U.S.$1.00.

The accompanying consolidated financial statements include the financial statements, as of December 31, 2019, of the Bank and the following subsidiaries.

•	Macro Bank Limited;

•	Macro Securities S.A. (“Macro Securities”);

•	Macro Fiducia S.A. (“Macro Fiducia”);

•	Macro Fondos S.G.F.C.I. S.A. (“Macro Fondos”); and

•	Argenpay S.A.U. (“Argenpay”).

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

Information provided by the Central Bank of Argentina has been prepared with a methodology that may not necessarily follow that used by us in the preparation of our consolidated financial statements included in this annual report (e.g. it has not been adjusted for inflation), and as a result may not be directly comparable.

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

Cautionary statement concerning forward-looking statements

This annual report contains certain statements that we consider to be “forward-looking statements.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•	changes in economic, business, political, legal, social or other conditions in Argentina and worldwide;

•	governmental intervention and regulation (including banking and tax regulations);

•	developments in the global financial markets;

•	deterioration in the Argentine financial system or regional business and economic conditions;

•	inflation;

•	fluctuations and declines in the exchange rate of the Peso;

•	changes in interest rates which may adversely affect financial margins;

•	adverse legal or regulatory disputes or proceedings;

•	credit and other risks of lending, such as increases in defaults by borrowers and other delinquencies;

•	increase in the provisions for loan losses;

•	fluctuations and declines in the value of Argentine public debt, as well as the Argentine government’s inability to successfully restructure dollar-denominated foreign public indebtedness;

•	decrease in deposits, customer loss and revenue loss;

•	competition in banking, financial services and related industries and the loss of market share;

•	cost and availability of funding;

•	the integration of any acquisitions and the failure to realize expected synergies;

•	the impact of the 2019 coronavirus disease (“COVID-19”) on the economy, and on our customers, employees, vendors and us; and

•	the risk factors discussed under Item 3.D “Risk Factors.”

The words “believe”, “may”, “will”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulations and the effects of competition. Forward-looking statements speak only as of the date they were made, and we disclaim any obligation to update publicly or to revise any forward-looking statements after we distribute this annual report due to new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this annual report might not occur and are not guarantees of future performance.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

Our consolidated financial statements as of December 31, 2019 and 2018 have been prepared in accordance with IFRS, as issued by IASB. In 2018 the Bank adopted IFRS with a transition date at January 1, 2017. Prior to January 1, 2018 the Bank prepared its consolidated financial statements in accordance with Central Bank Rules and reconciled to U.S. generally accepted accounting principles (“U.S. GAAP”).

The consolidated financial statements and the financial information included in this annual report for all periods reported are in Argentine Pesos stated in terms of the measuring unit current at the end of the reporting period (December 31, 2019). Due to the high inflationary level that has prevailed in Argentina in the recent past, our management has analyzed the conditions established by IAS 29 paragraph 3 for an economy to be considered as hyperinflationary. Based on such analysis, our management considers that there is evidence to determinate Argentina’s economy as “hyperinflationary” under IAS 29 for accounting periods ending after July 1, 2018. See “—Risk factors—Risk Related to Argentina— Continuing high inflation could have a material adverse effect on Argentina’s economic prospects” and note 3 “Basis for the preparation of these financial statements and applicable accounting standards” to our audited consolidated financial statements as of December 31, 2019 and 2018.

The consolidated statement of income for the years ended December 31, 2019, 2018 and 2017 and the consolidated statements of financial position as of December 31, 2019 and 2018, are derived from our audited consolidated financial statements and related notes included elsewhere in this annual report. The consolidated financial data for the year ended December 31, 2017, has been derived from our audited consolidated financial statements not included in this annual report and those figures were adjusted as of December 31, 2019. The following tables present summary historical consolidated financial data for each of the periods indicated. You should read this information in conjunction with our consolidated financial statements and related notes, and the information under Item 5. “Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Year Ended December 31,
Selected Consolidated Statement Of Income Data	2017 (1)	2018 (1)	2019
	(in thousands of Pesos, except for number of shares, net income per share and dividends per share)
Net Interest Income	60,321,710	73,787,943	87,409,681
Net Commissions income	21,072,902	20,570,002	17,831,486
Subtotal (Net Interests income + Net Commissions income)	81,394,612	94,357,945	105,241,167
Net gain from measurement of financial instruments at fair value	1,453,442	1,940,516	7,932,797
Profit / (Loss) from sold or derecognized assets at amortized cost	29,052	(9,429)	27,417
Differences in quoted prices of gold and foreign currency	3,465,434	(2,692,459)	3,497,301
Other operating income	4,279,228	5,411,025	7,680,839
Credit loss expense on financial assets	(4,020,812)	(4,461,143)	(4,346,885)
Net Operating Income before expenses, depreciation and amortization	86,600,956	94,546,455	120,032,636
Total Operating Expenses (4)	(50,247,840)	(53,200,092)	(59,110,624)
Net operating income after expenses, depreciation and amortization	36,353,116	41,346,363	60,922,012
Income from associates and joint arrangements	446,584	409,655	898,428
Loss on net monetary position	(14,730,578)	(28,489,943)	(28,194,756)
Income before tax on continuing operations	22,069,122	13,266,075	33,625,684
Income tax on continuing operations	(12,935,657)	(14,347,904)	(12,975,037)
Net Income/(Loss) from continuing operations	9,133,465	(1,081,829)	20,650,647
Net Income/(Loss) for the fiscal year	9,133,465	(1,081,829)	20,650,647
Net Income/(Loss) for the fiscal year attributable to controlling interest	9,132,907	(1,082,089)	20,650,410
Net Income/(Loss)e for the fiscal year attributable to non-controlling interests	558	260	237
Other Comprehensive Income/(Loss)	(123,409)	(109,684)	217,599
Foreign currency translation differences in financial statements conversion	(97,145)	588,750	85,322
Profit or losses for financial instruments measured at fair value through other comprehensive income	(27,400)	(698,009)	132,277
Other Comprehensive (Loss)/Gain	1,136	(425)	—
Total Comprehensive Income/(Loss) for the fiscal year	9,010,056	(1,191,513)	20,868,246
Total Comprehensive Income/(Loss) attributable to controlling interest	9,009,500	(1,191,770)	20,868,017
Total Comprehensive Income/(Loss) attributable to non-controlling interests	556	257	229
Basic earnings / (loss) per share (2)	14.51	(1.64)	32.30
Dividends per share approved by the shareholders’ meeting (3)	5.00	10	20.00
Dividends per share in US$ approved by the shareholders’ meeting	0.27	0.26	0.33
Weighted average number of outstanding common shares (in thousands)	629,531	661,141	639,402

(1)

Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2019 and considering the merger effects mentioned in note 2.4 to our audited consolidated financial statements as of December 31, 2018 and 2019. See “Presentation of certain financial and other information”.

(2)	Net income/(loss) for the fiscal year attributable to controlling interest divided by weighted average number of outstanding shares.
(3)	Not adjusted for inflation.
(4)	Includes employee benefits, administrative expenses, depreciation and amortization of fixed assets and other operating expenses.

	As of December 31,
Selected Consolidated Statement of Financial Position Data	2017 (1)	2018 (1)	2019
	(in thousands of Pesos)
ASSETS
Cash and Deposits in Banks	80,770,997	115,012,597	100,680,063
Investments in Debt Securities and Equity Instruments	81,931,361	103,483,785	72,805,151
Derivative Financial Instruments	18,688	26,602	615,902
Repo Transactions	3,224,809	—	1,087,916
Loans and other financing	301,307,646	275,611,789	220,897,814
Other Financial Assets	22,510,923	15,007,333	16,837,224
Investment in associates and joint arrangements	497,294	167,402	146,331
Property, Plant and Equipment	23,391,755	23,911,732	25,747,557
Intangible Assets	2,501,740	3,262,112	3,542,060
Deferred Income Tax Assets	—	—	43,423
Other Non-financial Assets	3,344,667	1,515,894	1,085,336
Non-current assets held for sale	566,617	2,302,462	1,751,093
TOTAL ASSETS	520,066,497	540,301,708	445,239,870
Average Assets	495,778,060	530,290,109	506,275,010
LIABILITIES
Deposits	327,360,592	366,049,491	262,865,354
Liabilities at fair value through profit or loss	14,650	—	—
Derivative Financial Instruments	52,483	2,106	768,732
Repo Transactions	6,105,466	253,003	1,002,511
Other Financial Liabilities	23,987,660	23,559,130	22,169,608
Financing received from the Central Bank of Argentina and other financial entities	2,666,759	4,611,839	2,245,804
Issued Debt instruments	27,886,966	33,328,347	29,836,702
Current Income Tax Liabilities	9,029,144	4,532,568	8,136,185
Provisions	1,578,370	1,625,404	1,473,517
Deferred Income Tax Liabilities	2,883,455	3,601,862	560,582
Other Non-financial Liabilities	8,600,315	9,045,017	10,124,489
TOTAL LIABILITIES	410,165,860	446,608,767	339,183,484
SHAREHOLDERS’ EQUITY
Net Shareholder’s Equity attributable to the controlling interest	109,898,861	93,691,455	106,054,978
Net Shareholders’ Equity attributable to non-controlling interests	1,776	1,486	1,408
TOTAL SHAREHOLDERS’ EQUITY	109,900,637	93,692,941	106,056,386
Average Shareholders’ Equity	99,679,840	107,149,021	96,870,104

(1)

Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2019 and considering the merger effects mentioned in note 2.4 to our audit consolidated financial statements as of December 31, 2018 and 2019. See “Presentation of certain financial and other information”.

	As of and for the year ended December 31,
	2017	2018	2019
	(in thousands of pesos)
Selected consolidated ratios:
Profitability and performance
Net interest margin (%) (1)	16.55%	17.94%	25.36%
Fee income ratio (%) (2)	27.42%	22.97%	18.19%
Efficiency ratio (%) (3)	40.41%	38.15%	32.05%
Fee income as a percentage of administrative expense (%)	56.05%	52.65%	49.28%
Return on average equity (%)	9.16%	(1.01)%	21.32%
Return on average assets (%)	1.84%	(0.20)%	4.08%
Liquidity
Loans and other financings as a percentage of total deposits (%)	93.89%	76.92%	85.96%
Liquid assets as a percentage of total deposits (%) (4)	50.20%	57.10%	59.00%
Capital
Total equity as a percentage of total assets (%)	21.13%	17.34%	23.82%
Regulatory capital as a percentage of risk-weighted assets (%)	28.10%	26.47%	27.25%
Asset Quality
Non-performing loans and other financings as a percentage of total loans and other financings (%) (5)	1.08%	1.88%	1.71%
Allowances for credit losses as a percentage of total loans and other financings	(1.97)%	(2.11)%	(2.24)%
Allowances for credit losses as a percentage of non-performing loans and other financings (%) (5)	(182.26)%	(112.51)%	(130.90)%
Operations
Number of branches	445	471	463
Number of employees (6)	8,774	9,028	8,768

(1)	Net interest income divided by average interest earning assets.
(2)	Commissions income divided by the sum of net interest income.
(3)

The efficiency ratio is equal to operating expenses over operating income. Operating expense includes employee benefits, administrative expenses, depreciation and amortization of fixed assets and other operating expenses. Operating income includes net interest income, net commissions income, net income from measurement of financial instruments at fair value, differences in quoted prices of gold and foreign currency net and other operating income.

(4)	Liquid assets include cash, cash collateral, reverse repos, instruments issued by Central Bank and interfinancing loans.
(5)

As of December 31, 2017, non-performing loans are calculated using the classification system of the Central Bank and include all loans to borrowers classified as “3-troubled/medium risk”. “4-with high risk of insolvency/high risk”. “5-irrecoverable” and “6-irrecoverable according to Central Bank’s Rules”. As of December 31, 2018 and 2019, non-performing loans are calculated according to our internal credit rating grades disclosed in note 51.1 to our consolidated financial statements.

(6)

Were workers performing their duties pursuant to the “Acciones de entrenamiento para el trabajo” program of the Ministry of Labor, Employment and Social Security and other casual workers included, the number of employees of the Bank would have been 8,826, 9,113, and 8,788 for 2017, 2018 and 2019, respectively. We do not account for such workers as employees, as we do not remunerate them for their services, which are paid directly by the Argentine province where they work.

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

Information provided by the Central Bank of Argentina and/or the INDEC and the information included in this section has been prepared in accordance with a methodology that may not necessarily follow the methodology used for the preparation of our consolidated financial statements included in this annual report (e.g. it has not been adjusted for inflation), as a result of the aforementioned may not be comparable.

Risks relating to Argentina

The Argentine economy remains vulnerable and a significant decline could adversely affect our financial condition.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high levels of inflation and currency devaluation. Sustainable economic growth in Argentina is dependent on a variety of factors, including the international demand for Argentine exports, the stability and competitiveness of the Peso against foreign currencies, confidence among consumers and foreign and domestic investors, a stable rate of inflation, national employment levels and the circumstances of Argentina’s regional trade partners.

Argentina’s economy contracted during 2019 and the country’s economy remains vulnerable and unstable, as reflected by the following economic conditions:

•

inflation remains high and may continue at similar levels in the future; according to a report published by INDEC, cumulative consumer price inflation from December 2018 to December 2019 was 53.8%, and consumer price and inflation during January 2020, February 2020, and March 2020 was 2.3%, 2.0% and 3.3%, respectively;

•

according to preliminary data published by the INDEC in March 2020, GDP for 2019 is estimated to have decreased 2.2%. Argentina’s GDP performance has depended to a significant extent on high commodity prices which are volatile and beyond the control of the Argentine government and private sector;

•	Argentina’s public debt as a percentage of GDP remains high;

•	high foreign currency exchange volatility;

•	Argentina’s foreign currency reserves remains low and falling;

•	the discretionary increase in public expenditures has resulted, and could continue to result, in a fiscal deficit;

•	investment as a percentage of GDP remains low;

•	a significant number of protests or strikes could take place, which could adversely affect, as has occurred in the past, various sectors of the Argentine economy;

•	energy or natural gas supply may not be sufficient to supply industrial activity (thereby limiting industrial development) and consumption;

•	unemployment and informal employment remain high; according to INDEC, unemployment rate during the fourth quarter of 2019 was 8.9%; and

•	in the climate created by the above mentioned conditions, demand for foreign currency could grow, generating a capital flight effect, as in recent years.

Argentina’s fiscal imbalances, its dependence on foreign revenues to cover its fiscal deficit, and material rigidities that have historically limited the ability of the economy to absorb and adapt to external factors, have added to the severity of the current crisis.

In addition, the primary elections (Elecciones Primarias, Abiertas y Simultáneas y Obligatorias—“PASO”, per its acronym in Spanish), which define which political parties and which candidates may run in the general elections, took place in August 11, 2019. In these elections, Frente de Todos (a political coalition composed of, among others, the Justicialist Party and the Renovating Front), obtained 47.78% of the votes, while Juntos por el Cambio, the political coalition of the former administration, obtained 31.79% of the votes.

After the results in the primary elections, the Peso devalued almost 30% and the share price of Argentine listed companies fell approximately by 38% on average. In turn, the emerging market bond index (EMBI) reached to one of the highest levels in Argentine history, placing itself above 2000 points on August 28, 2019. As of May 12, 2020 the EMBI reached 3009 basis points. As a consequence of the aforementioned effects, in order to control the currency outflow and restrict exchange rate fluctuations, the Central Bank re-implemented exchange controls in September 2019, in hopes of strengthening the normal functioning of the economy, fostering a prudent administration of the exchange market, reducing the volatility of financial variables and containing the impact of the variations of financial flows on the real economy.

The presidential and legislative general elections took place on October 27, 2019. Having obtained 48.1% of the votes, the formula of Alberto Fernández and Cristina Fernandez de Kirchner was elected and took office on December 10, 2019. Furthermore, as from such date, the Argentine Congress is composed as follows: Frente de Todos commands a majority in the Senate with 41 seats, with the first minority being Juntos por el Cambio with 25 seats; and in the House of Representatives, Frente de Todos commands the majority with 118 seats while the first minority is the Juntos por el Cambio with 115 seats.

In the context of a highly volatile economy, the measures already taken or to be taken in the future by the Fernández Administration, generate high levels of uncertainty. A less favorable international economic environment, lack of stability, competitiveness of the Peso against other foreign currencies, lowered levels of confidence among consumers and foreign and domestic investors, a higher inflation rate and future political uncertainties, among other factors, should they occur, may affect the development of the Argentine economy and cause volatility in the local capital markets.

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

Financial and securities markets in Argentina are influenced by economic and market conditions in other markets worldwide, hence its economy remains highly vulnerable to external shocks that could be caused by adverse regional or global development. A significant decline in the economic growth of any of Argentina’s major trading partners (including Brazil, the EU, China and the United States) could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economy. In addition, the international scenario shows contradictory signals of global growth, as well as high financial uncertainty. Argentina may be affected by economic and market conditions in other markets worldwide, as was the case in 2008, when the global economic crisis led to a sudden economic decline in Argentina in 2009.

In 2018 emerging market economies were affected by the change in the U.S. monetary policy, resulting in the unwinding of investments and increased volatility in the value of their currencies. If interest rates rise significantly in developed economies, including the United States, emerging market economies, including Argentina, could find it more difficult and expensive to borrow capital and refinance existing debt, which would negatively affect their economic growth. Notwithstanding this, the United States Federal Reserve decreased the federal funds rate. On March 20, 2020, the United States Federal Reserve further decreased the federal funds rate to a range of 0% to 0.25% in response to the negative impact from COVID-19.

In July 2019, the Common Market of the South (“MERCOSUR”) signed a strategic partnership agreement with the EU, which is expected to enter into force in 2021, once approved by the relevant legislatures of each member country. The objective of this agreement is to promote investments, regional integration, increase the competitiveness of the economy and achieve an increase in GDP. However, the effect that this agreement could have on the Argentine economy and the policies implemented by the Argentine government is uncertain.

In June 2016, the United Kingdom voted in favor of the exit from the EU, and formally left the EU on 31 January 2020 (the “Brexit”). Even if the United Kingdom agreed the terms of its departure from the EU, negotiations on the terms and conditions are expected to continue during the transition period, which ends on December 31, 2020. Nevertheless, the uncertainty on the terms and conditions of, among others, a new trade agreement, law enforcement and access to fishing waters; the perception of the economic impact and the possibility of a departure without a deal could adversely affect the commercial activity and the economic conditions of the United Kingdom and the EU, challenging finance and foreign exchange global markets. In addition, Brexit could produce higher levels of politic and judicial instability in the EU, which could affect the commercial exchanges between Argentina and that region.

Moreover, the challenges faced by the EU to stabilize certain of its member economies have had and may continue to have international implications affecting the stability of global financial markets, which has hindered economies worldwide. Although economic conditions vary from country to country, investors’ perceptions of events occurring in other countries have, and may continue to, substantially affect capital flows into and investments in securities from issuers in other countries, including Argentina. A prolonged slowdown in economic activity in Argentina or negative effects on the Argentine financial system or the securities markets would adversely affect our business, financial condition and results of operations.

Argentina’s economy contracted in 2018 and 2019 and may contract in the future due to international and domestic conditions which may adversely affect our operations.

Global economic and financial crises, and the general weakness of the global economy, negatively affect emerging economies like Argentina’s. Global financial instability or decreasing interest rates in the United States and other developed countries may impact the Argentine economy and cause a slowdown in Argentina’s growth rate or lead to a recession with consequences in the trade and fiscal balances and in the unemployment level.

Moreover, Argentine economic growth might be negatively affected by several domestic factors such as an appreciation of the real exchange rate, which could affect its competitiveness; reductions and even reversion of a positive trade balance, which, combined with capital outflows could reduce the levels of consumption and investment, resulting in a greater exchange rate pressure.

Additionally, abrupt changes in monetary and fiscal policies or in the foreign exchange regime could rapidly affect local economic output, while lack of appropriate levels of investment in certain economy sectors could reduce long-term growth. Access to international financial markets could be limited. Consequently, an increase in public spending not correlated with an increase in public revenues could affect Argentina’s fiscal results and generate uncertainties that might affect the economy’s growth level.

In recent years, several trading partners of Argentina (such as Brazil, EU and China) have experienced significant slowdowns or recession periods in their economies. If such slowdowns or recessions were to recur, as it would seem likely as a result of the impact from COVID-19, this will impact the demand for products coming from Argentina and hence affect its economy.

During 2019, the Argentine economy was adversely affected by some of the aforementioned factors. If international and domestic conditions for Argentina were to worsen, the Argentine economy could be negatively affected as a result of lower international demand and lower prices for its products and services, lower capital inflows and higher risk aversion, which may also adversely affect our business, results of operations, financial condition and cash flows.

Argentina’s ability to obtain financing from international markets may be limited or costly, which may impair its ability to implement reforms and public policies and foster economic growth.

In 2005 and 2010, Argentina conducted exchange offers to restructure part of its sovereign debt that had been in default since the end of 2001. As a result of these exchange offers, Argentina restructured over 92% of its eligible defaulted debt. In April 2016, after a series of legal actions by Argentina’s bondholders, the Argentine government settled U.S.$9.3 billion of outstanding principal debt held by holdout creditors which had not participated in the 2005 and 2010 restructurings.

In October 2012, plaintiffs in different actions in New York obtained a U.S. district court order enjoining Argentina from making interest payments in full on the bonds issued pursuant to the 2005 and 2010 exchange offers unless Argentina paid the plaintiffs in full, under the theory that the former payments violated the pari passu clause in the 1994 Fiscal Agency Agreement governing those non-performing bonds. The Second Circuit Court of Appeals affirmed the so-called pari passu injunctions, and on June 16, 2014, the U.S. Supreme Court denied Argentina’s petition for a writ of certiorari and the stay of the pari passu injunctions was vacated on June 18, 2014. In February 2016, the Argentine government entered into an agreement to settle claims with certain holders of defaulted debt and put forward a proposal to other holders of defaulted debt, including those with pending claims in U.S. courts. On March 2, 2016, the U.S. district court agreed to vacate the pari passu injunctions, subject to certain conditions. In April 2016, the Argentine government settled claims with holders of U.S.$9.2 billion outstanding principal amount of untendered debt, and upon satisfaction of its conditions, the U.S. district court ordered the vacatur of all pari passu injunctions.

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

In 2018, due to Argentina’s limitation on access to international capital markets, the Argentine government and the International Monetary Fund (“IMF”) entered into a “stand-by” credit facility agreement; by virtue of the last of them the agreement amount increased by approximately US$7,100 million reaching a total of US$57,000 million, and disbursements were rescheduled, with an advance of approximately US$13,400 million until December 2018, thus totaling US$28.400 million for year 2018, and approximately US$22,650 million in 2019. However, the IMF suspended disbursements after September of 2019, overriding the program; therefore the total amount disbursed as of the closing of 2019 was of approximately US$44,500 million. Due to the overriding of the arrangement with the IMF and the closure of the international financial markets following the PASO elections, the government had to reschedule the due date of Treasury Bills with holders, except for individuals, which consisted in paying 15% of services on the due date, 25% within three months and the remaining 60% six months following the original due date. With the change of government on December 10, 2019, consideration of the public sector debt became a pressing matter and on January 21, 2020, the “Foreign Public Debt Sustainability Management” bill was introduced in the Argentine Congress. On February 5, 2020, the Argentine Congress passed Law N° 27,544, by virtue of which the sustainability of the country’s sovereign debt was declared a national priority, authorizing the Ministry of Economy to renegotiate its terms and conditions with Argentina’s creditors. The executive branch was authorized to perform all necessary acts to recover and ensure the sustainability of the Argentine public debt. In addition, the national government was authorized to issue debt securities to the Central Bank for an amount of up to US$ 4,517 million in exchange for reserves to be applied solely to meet Argentina’s foreign currency-denominated debt obligations.

In March 2020, the Argentine government engaged Lazard as financial advisor, as well as HSBC and Bank of America as dealer managers to conduct a renegotiation of most of the outstanding bonds issued by Argentina. Notwithstanding the foregoing, in the midst of debt restructuring negotiations, on April 6, 2020 the Argentine government issued Decree No. 346/2020, through which the repayment of Argentine law-governed dollar-denominated notes was postponed.

In this sense, on April 21, 2020, the Argentine government launched an exchange offer (the “Exchange”) with the aim of refinancing its external indebtedness and rearranging interest and principal payments. To that end, the Argentine government proposed to effect an exchange of different series of foreign currency-denominated bonds (in US$, Euros and Swiss Francs) and governed by English or New York law (the “Eligible Bonds”) for new series of Dollar- or Euro-denominated amortizing bonds maturing between 2030 and 2047 (the “New Bonds”) to be issued by the Argentine government. As informed by the Minister of Economy and pursuant to the exchange documents, in general terms, the Argentine government’s exchange offer involves a reduction in interest payment burden of 62% (US$37.9 billion), a decrease in principal payments of 5.4% (US$3.6 billion) and a grace period of approximately three years before principal payments become due.

As of the date of this annual report, there is uncertainty as to whether the Argentine government will be able to successfully carry out the Exchange and restructure its foreign public indebtedness, or negotiate a new program with the IMF. As a result, we cannot guarantee that Argentina will be able to obtain financing in the markets, nor the impact that the current administration’s inability to renegotiate the country’s external financial commitments could have, or in case renegotiation takes places, what the terms and conditions would finally be. As in the past, this may result in new legal actions against Argentina and in the enforcement of those actions. This may adversely affect the ability of the Argentine government to implement the necessary reforms to boost the country’s economic growth and restore its productive capacity. Furthermore, Argentina’s inability to obtain financing in the international financial markets may have a direct impact in our ability to access the financial markets to fund our operations and growth strategies, including the financing of capital expenditures, which in turn may have negatively affect our financial position, results of operations and cash flow.

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

In July 2017, in a split decision, an ICSID tribunal ruled that Argentina had breached the terms of a bilateral investment treaty with Spain, alleging the unlawful expropriation of Aerolíneas Argentinas and affiliates (including Optar, Jet Paq and Austral, among others) by the Argentine government. The ICSID tribunal fined Argentina approximately U.S.$320.8 million, awarding plaintiffs about 20% of the U.S.$1.59 billion they had initially claimed. Argentina requested the annulment of the award. On May 29, 2019, ICSID rejected Argentina’s request and ratified the previous decision. Consequently, the illegality of the expropriation was confirmed, and the Argentine government was ordered to pay U.S.$320.8 million for damages and representation costs. Although there is an additional instance for Argentina to present the last appeal for review, the result of that instance is uncertain as of the date of this annual report.

Additionally, in June 2019, a claim was made before the ICSID on behalf of the Dutch group ING, NN Holdinvest, NN Intertrust and NN Insurance International for the statization during the government of Cristina Fernández de Kirchner of the private retirement system, made in 2008. As reported by the ICSID on its website the demand is for US $ 500 million. As of the date of this annual report, the outcome of these cases is uncertain.

Future transactions may be affected as litigation with holdout bondholders as well as ICSID and other claims against the Argentine government continues, which in turn could affect the Argentine government’s ability to access international credit markets and limit economic growth, adversely affecting our business, financial condition and results of operations.

Governmental measures could adversely affect the Argentine economy.

Substantially all our operations, properties and customers are located in Argentina. As a result, our business is, to a very large extent, dependent upon the political, social and economic conditions prevailing in Argentina.

In the past, the Argentine government has had direct intervention in the economy and in private sector operations and companies, limiting certain aspects of private sector businesses. Below is a summary of the main government interventions:

•

Replacement of the pension and retirement fund system: in 2008 all resources formerly managed by the private pension and retirement system, including meaningful holdings in public companies were transferred to the Sustainability Guarantee Fund (Fondo de Garantía de Sustentabilidad) and managed by ANSES. As a result, ANSES has a right to appoint representatives in the board of directors of such companies.

•

Regulations related to domestic capital markets: On May 9, 2018, the Argentine Congress approved the Argentine Productive Financing Law No. 27,440, which amended the Capital Markets Law, the Mutual Funds Law No. 24,083 and the Negotiable Obligations Law, among other regulations and introduced substantial changes to regulations governing markets, stock exchanges and the various agents operating in capital markets, as well as certain amendments to the CNV’s charter, expanding its powers.

•

Expropriation of YPF: in May 2013, the Argentine Congress passed a law providing for the expropriation of 51% of the share capital of YPF (Yacimientos Petroliferos Fiscales S.A.), the principal Argentine oil company, which shares were owned by Repsol, S.A. and its affiliates. In February 2015, the Argentine government sent a bill to the Argentine Congress in order to revoke certain train concessions, return the national rail network to state control and provide authority to review all concessions currently in effect. The bill was enacted on May 20, 2015 as Law No. 27,132.

Moreover, the Argentine government has in the past enacted laws and regulations requiring private sector companies to maintain certain salary levels and provide their employees with additional benefits. Employers, both in the public and private sector, have also been experiencing intense pressures from their personnel, or from the labor unions representing them, demanding salary increases and certain benefits for the workers, given the high inflation rates. On December 13, 2019, the Fernandez administration published Decree N° 34/2019, by virtue of which labor emergency was declared for a 180-day term. In this context, during the labor emergency period, payments for unjustified severances shall be double the amount foreseen by the current applicable regulations.

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

In the future, the level of intervention in the economy by the government may continue or increase, which may adversely affect Argentina’s economy and, in turn, our business, results of operations and financial condition.

We cannot assure what the effect of the measures implemented by Law N° 27,541 of Solidarity and Productive Reactivation will be on the Argentine’s economy.

On December 20, 2019, the Argentine congress enacted Law N° 27,541 of Solidarity and Productive Reactivation (“Law N° 27,541”), declaring a state of public emergency on the economic, financial, fiscal, administrative, social and energetic fronts, among others, thus delegating in the Executive Branch the ability to ensure the sustainability of public indebtedness, authorizing it to conduct an integral review of the current electricity tariff regime and to intervene supervisory entities, among others.

The tax-related measures include:

•	Tax amnesty for Micro, Small- and Medium-Sized Companies.

•	Increase in the personal assets tax rate and delegation of power in the Executive Branch to increase tax rates on foreign financial assets.

•	Changes to the formula of inflation adjustment in income tax.

•

Creation of the tax for a solidary and inclusive Argentina (Impuesto para una Argentina Inclusiva y Solidaria or PAIS, per its acronym in Spanish) for a 5-fiscal-period term on the purchase of foreign currency for saving purposes and on the payment of goods and services purchased abroad through credit cards. The tax rate ranges between 8% and 30% depending on the transaction.

•	Suspension of the pension and retirement adjustment mechanism for a 180-day period.

We cannot anticipate the impact that Law N° 27,541 may have, nor the measures that could be adopted by the current administration in order to meet its financial obligations, which might negatively affect Argentine’s economy and, in turn, our business, financial condition and results of operations.

Exchange controls and capital inflow and outflow restrictions have limited, and could continue to limit, the availability of international credit and may impair our ability to make payments on our obligations.

Since 2011 until President Macri took office in December 2015, the Argentine government increased controls on the sale of foreign currency and the acquisition of foreign assets by local residents, limiting the possibility to transfer funds abroad. Together with the regulations established in 2012 that subjected certain operations exchange rates to the prior approval by the Argentine tax authorities or the Central Bank, the measures adopted by Fernández de Kirchner government significantly reduced natural persons and entities of the private sector, the access to the foreign exchange market.

The numerous exchange controls introduced under the Fernández de Kirchner administration gave rise to an unofficial U.S. dollar trading market, and the Peso/U.S. dollar exchange rate in such market differed substantially from the official Peso/U.S. dollar exchange rate. Certain relevant foreign exchange restrictions were lifted in December 2015 and, as a result, the spread between the official and unofficial Peso/U.S. dollar exchange rates had substantially decreased.

In this sense, the former administration implemented significant reforms related to exchange rate restrictions, notably the elimination of certain exchange controls that had been imposed during the previous administration, in order to provide more flexibility and access to the exchange market (“MULC”, as per its acronym in Spanish). On August 8, 2016, the Central Bank introduced substantial reforms to the exchange regime through Communication “A” 6037 and Communication “A” 6244, which significantly eases the access to the exchange market. With the aim of providing more flexibility to the foreign exchange system and promoting competition, allowing the entrance of new players to the system, the exchange market (mercado libre de cambios) was reformed by virtue of Decree No. 27/2018 published on January 11, 2018 (the “FX Market”).

However, on September 1, 2019, with the purpose of strengthening the normal functioning of the economy, fostering a prudent administration of the exchange market, reducing the volatility of financial variables and containing the impact of the variations of financial flows on the real economy, the former government reinstated exchange restrictions. The new controls apply with respect to access to the foreign exchange market by residents for savings and investment purposes abroad, the payment of external financial debts abroad, the payment of dividends in foreign currency abroad, payments of imports of goods and services, and the obligation to repatriate and settle the proceeds from exports of goods and services for Pesos, among others. For more information, see Item 10.D “Exchange Controls.” As a consequence of the reimposition of exchange controls, the spread between the official exchange rate and other exchange rates resulting implicitly from certain common capital market operations (dollar “MEP” or “contado con liquidación”) has broadened significantly, reaching a value of approximately 70% above the official exchange rate.

It is not possible to anticipate for how long these measures will be in force or even if additional restrictions will be imposed. The Argentine government could maintain or impose new exchange control regulations, restrictions and take other measures in response to capital flight or a significant depreciation of the peso, which could limit access to the international capital markets. Such measures could undermine the Argentine government’s public finances, which could adversely affect Argentina’s economy, which, in turn, could adversely affect our business, results of operations and financial condition.

Additionally, the level of international reserves held by the Central Bank significantly decreased from U.S.$47.4 billion as of November 1, 2011 to U.S.$25.6 billion, as of December 31, 2015, resulting in a reduced capacity of the Argentine government to intervene in the foreign exchange market and to provide access to such markets to private sector entities. International reserves held by the Central Bank increased to U.S.$65.8 billion as of December 31, 2018, and plummeted in recent months, amounting to U.S.$44.7 billion as of December 31, 2019. Notwithstanding the measures that may be adopted by the Fernández administration in the future, the level of international reserves held by the Central Bank could further decrease, which could lead to political and social tensions and undermine the Argentine government’s public finances, as has occurred in the past, which could adversely affect Argentina’s economy and prospects for economic growth.

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

Recently, commodity prices have declined. If international commodity prices were to further decline or experience sustained declines, the Argentine government’s revenues could continue to decrease significantly, affecting Argentina’s economic activity, which in turn could produce a negative effect on our business, financial condition and results of operations.

In addition, adverse weather conditions can affect the production of commodities in the agricultural sector, which accounts for a significant portion of Argentina’s export revenues. These circumstances could have a negative effect on government revenues, availability of foreign exchange and the government’s ability to service its sovereign debt, and could either generate recessionary or inflationary pressures, depending on the government’s reaction. The occurrence of any of the above could adversely affect Argentina’s economic growth and, therefore, our business, financial condition and results of operations.

Continuing high inflation could have a material adverse effect on Argentina’s economic prospects.

In January 2016, the new INDEC authorities appointed by the Macri administration announced the discontinuation of the methodology used by the previous administration to calculate national statistics and declared a state of administrative emergency, suspending the publication of all indices by the INDEC until the INDEC was able to calculate such indices based on accurate official data. During this period the INDEC continued to publish the inflation rate based on data provided by the province of San Luis and the City of Buenos Aires.

After implementing the announced reforms, on June 16, 2016 the INDEC began to publish official measurements of its main inflation indicator, the Consumers Price Index “the CPI” (Índice de Precios al Consumidor, or IPC, per its initials in Spanish). The CPI was 24.8% during 2017, 47.6% for 2018 and 53.8% for 2019, the highest rate since 1991. In the past, inflation has materially undermined the Argentine economy and Argentina’s ability to create conditions that would permit growth. High inflation may also undermine Argentina’s competitiveness abroad and lead to a decline in private consumption which, in turn, could also affect employment levels, salaries and interest rates. Moreover, a high inflation rate could undermine confidence in the Argentine financial system, reducing the Peso deposit base and negatively affecting long-term credit markets.

There can be no assurance that inflation rates will not continue to escalate in the future or that the measures adopted or that may be adopted by the Argentine government to control inflation will be effective or successful. Inflation remains a challenge for Argentina. Continuing significant inflation could have a material adverse effect on Argentina’s economy and in turn could increase our costs of operation, in particular labor costs, and may negatively affect our business, financial condition and results of operations.

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

After several years of moderate variations in the nominal exchange rate, the stock of the international reserves of the Central Bank started to decrease and, in order to contain the fall in reserves, the Central Bank accelerated the rate of nominal devaluation of the Peso. During 2013 the Peso lost more than 30% of its value with respect to the U.S. dollar and the same occurred during 2014. In 2016, 2017, 2018 and 2019, the Peso depreciated 18%, 16%, 58% and 52%, respectively, with respect to the U.S. dollar. Additionally, the stock of international reserves held by the Central Bank decreased significantly to U.S.$ 25.6 billion as of December 31, 2015, increasing to U.S.$39.3 billion as of December 31, 2016, to U.S.$55.1 billion as of December 31, 2017 and to U.S.$65.8 billion as of December 31, 2018. During 2019 the international reserves reached a maximum of U.S. $77.5 billion but decreased to U.S. $44.7 billion as of December 30, 2019.

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

During the last years, the Argentine government has substantially increased public expenditure and has resorted regularly to the Central Bank’s monetary issuance and transfers and to ANSES to source part of its funding requirements.

In 2017 and 2018, public sector expenditure increased approximately 21.8%, and 22.4% respectively (measured in nominal Pesos) and the government informed a primary fiscal deficit of approximately 3.8% and 2.4% of GDP, respectively, according to the Ministry of Treasury. In 2019, Argentine government public expenditure increased by 37.2% and the government informed a primary fiscal deficit of Ps. 819.4 billion, compared to a deficit of Ps.727.9 billion in 2018. By means of Decree 315/2020 and Resolution 443/2020, the Argentine government authorized an increase of the public sector expenditures by Ps.55.8 billion in 2020.

We cannot assure you that the government will not seek to finance its deficit by gaining access to the liquidity available in the local financial institutions. In that case, government initiatives that increase the exposure of local financial institutions to the public sector could affect our liquidity and assets quality and have a negative effect on clients’ confidence in the financial system.

In addition, further deterioration in fiscal accounts could negatively affect the Argentine government’s ability to access the international financing markets and could result in increased pressure on the Argentine private sector to cover the Argentine government’s financial needs. This could adversely affect the Argentine economy and our business, financial condition and results of operations.

Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition.

A lack of a solid institutional framework and corruption have been identified as, and continue to be a significant problem for, Argentina. In Transparency International’s 2017 Corruption Perceptions Index survey of 180 countries, Argentina was ranked 85, improving from the previous survey in 2016. In the World Bank’s Doing Business 2019 report, Argentina ranked 126 out of 190 countries, down from 117 in 2018.

Recognizing that the failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment, the former administration announced several measures aimed at strengthening Argentina’s institutions and reducing corruption. These measures include the reduction of criminal sentences in exchange for cooperation with the government in corruption investigations (a “whistleblower” mechanism), increased access to public information, the seizing of assets from corrupt officials, increasing the powers of the Anticorruption Office (Oficina Anticorrupción) and the project of a new public ethics law, among others. The extent to which these initiatives may be implemented is uncertain as it would require the involvement of the judicial branch, which is independent, as well as legislative support from opposing parties.

The ongoing economic uncertainty and political environment in Argentina may adversely affect the Argentine economy.

Argentina’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crisis have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities with underlying Argentine risk. The recent economic instability in Argentina has contributed to a decline in market confidence in the Argentine economy, as well as to a deteriorating political environment. Weak macroeconomic conditions in Argentina have continued in 2019 and may be accentuated in 2020. For more information, see “Item 3.D - Risk Factors – Risks related to Argentina – Argentina’s economy contracted in 2018 and 2019 and may contract in the future due to international and domestic conditions which may adversely affect our operations.”

In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Argentine Federal Prosecutor have negatively impacted the Argentine economy and political environment. Numerous members of different agencies of the Argentine government as well as senior officers of companies holding government contracts or concessions have faced or are currently facing allegations of corruption and money laundering as a result of these investigations. These individuals are alleged to have accepted bribes by means of kickbacks on contracts granted by the government to several infrastructure, energy and construction companies. These funds were unaccounted for or not publicly disclosed and were allegedly used to personally enrich of certain individuals. Several senior politicians, including members of Congress, and high-ranking executives and officers of major companies in Argentina (i) have been arrested on account of various charges relating to corruption, (ii) entered into plea agreements with prosecutors and (iii) have resigned or been removed from their positions. The potential outcome of the ongoing corruption-related investigations is uncertain, but they have already had an adverse impact on the image and reputation of those companies that have been implicated, as well as on the general market perception of the economy, political environment and the capital markets in Argentina. We have no control over and cannot predict whether such investigations or allegations will lead to further political and economic instability. In addition, we cannot predict the outcome of any such allegations nor their effect on the Argentine economy.

COVID-19 is affecting the Argentine economy and could have an adverse effect on the Bank’s business, financial condition and results of operations.

In December 2019, COVID-19 was reported in Wuhan, China, and the World Health Organization declared COVID-19 a pandemic on March 11, 2020. COVID-19 has disrupted business activities in Argentina and worldwide. The Argentine government has issued a stay-at-home order from March 20, 2020, restricting the free circulation in public areas and ordering most businesses to close, with certain exemptions. In Argentina, around 6,000 confirmed cases had been reported by late April and the stay-at-home order has been extended several times, most recently through May 24, 2020.

The COVID-19 pandemic is adversely impacting the Argentine economy and our business. For example, the pandemic has already had several adverse consequences, including a negative impact on the population’s health and safety, disruption of supply chains, falls in production and demand, deterioration in the valuation of financial assets and investments, exchange rate volatility, increased volatility in the financial markets, closure of facilities, interruption of operations and a likely increase of impaired loans in the future.

In order to assuage the adverse effect of the COVID-19 pandemic on the Argentine economy, the Argentine government has taken certain monetary and fiscal measures, in addition to other measures adopted by the Central Bank. Such measures include: layoff limitations, price controls, lower reserve requirements on bank lending to households and micro-, small- and medium-sized enterprises, temporary easing of bank loan classification rules, a temporary prohibition on charging fees related to ATM services, the suspension of account closures, the reduction of maximum credit card interest rates, freezing and/or postponement of certain loan payments, healthcare benefit extensions, tax reductions and certain other financial assistance programs in connection with COVID-19. Moreover, banks may not distribute dividends until at least June 30, 2020 or carry out wrongful dismissals until at least May 30, 2020. Although such measures could help attenuate the impact of the pandemic on the Argentine economy overall, they may have a negative impact on our business, financial condition and results of operations.

The long-term effects of epidemics and other public health crises, such as COVID-19, on the economy and our business, financial condition and results of operations are difficult to assess or predict. For example, risks that we face arising from the pandemic include: a possible significant increase in loan defaults and credit losses, higher risk of impairment of our assets, a decrease in our business activity, such as new retail lending, an increase in cybersecurity risks given greater use of computer networks outside the corporate environment, and negative impacts on the business and operations of third-party service providers who perform critical services for us. Furthermore, certain industries that have been particularly affected by the pandemic, such as hospitality, tourism and travel, could remain distressed for an extended period, which would in turn increase their defaults and reduce the related banking activity.

As a result of the above, the COVID-19 pandemic could adversely affect us. The extent of the impact of the pandemic on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, the measures taken or to be taken by the Argentine government and Central Bank, and the related impact on our customers, employees, vendors and us, all of which remain uncertain.

Sustained declines in the international prices for oil could have an adverse material effect on the Argentine and the global economy.

Between March 5 and March 30, 2020, the price of Brent crude oil dropped by half, falling to the lowest price since the beginning of the century. Similarly, the price of U.S. West Texas Intermediate crude fell below 20 U.S. dollars a barrel, almost a two decade low. Mainly, it was explained by the failure to agree to cut production between the members of the Organization of the Petroleum Exporting Countries and Russia, and the drop in oil demand caused by the spread of COVID-19.

These circumstances could harm government revenues, availability of foreign currency and the government’s ability to service its sovereign debt. Thus, affecting Argentina’s growth prospects and, therefore, our business, financial condition and results of operations.

The extent of the impact of the significant drop in the oil price to the Argentine and the global economy would depend on certain developments, including changes in oil prices and the duration and consequences of the COVID-19 outbreak, such as the governmental restrictions imposed to mitigate it. Nevertheless, the recent crude crash could affect particularly the economic and financial sustainability of companies exploring and drilling oil and gas at the Vaca Muerta Formation, the fourth biggest resource of non-conventional oil in the world.

As a result of price volatility, we cannot assure or anticipate how long the price drop could continue to negatively affect the market, nor all consequences it might cause to the Argentine and the global economy.

Risks relating to the Argentine financial system

The health of Argentina’s financial system depends on the growth of the long-term credit market.

Until recent years, the loan portfolio of the Argentine financial system had been growing significantly. Loans to the private sector (in nominal value without adjusting for inflation) grew by approximately 52% in 2017, 36% in 2018 and 21% in 2019, for the financial system as a whole. In the past, the pace of growth of long-term loans was slower than that of the rest of the loan portfolio, however during 2017 and 2018 there has been a significant increase in mortgage loans. In 2019, the increase in mortgage loans abruptly stopped due to higher inflation expectations and its impact on the cost of credits adjusted by UVAs.

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

As a consequence of the 2008 global economic crisis, the banking industry in Argentina suffered a significant slowdown. This trend was reversed by the end of 2009. Total deposits with the financial system increased by 24% in 2017, 67% in 2018 and 18% in 2019 but the ratio of total financial system deposits to GDP is still low when compared to international levels.

The Argentine financial system growth, depends heavily on deposit levels, due to the small size of its capital market and the absence of foreign investments in previous years. During the last years, numerous local financial institutions, including the Bank, have had access to global financial markets to obtain financing through the placement of debt securities, in satisfactory conditions, but this trend may not last and there is uncertainty about whether the current availability of funds in international markets will continue in the coming years.

Although liquidity levels are currently reasonable, it is not possible to offer any guarantee that these levels will not decrease in the future due to adverse economic conditions that could negatively affect the Bank’s business. Furthermore, while banks’ liquidity in foreign currency is high, a significant share of it is deposited at the Central Bank, and as a result banks have to rely on the Central Bank in order to access those funds. If we continue to experience significant withdrawals by depositors, it could have a material adverse effect on our business, results of operations and financial condition.

Notwithstanding the above, because most deposits are short-term deposits, a substantial part of loans must also have short-term maturities to match the terms of the deposits. The proportion of long-term credit lines, such as mortgages, is small, and long term loan origination fell sharply during 2019 as a consequence of high interest rates and the difficult financial environment.

In spite of the positive trend in previous years, the deposit base of the Argentine financial system, including ours, may be further affected in the future by adverse economic, social and political events. If there were a loss of confidence due to such economic, social and political events causing depositors to withdraw significant holdings from banks, there could be a substantial negative effect on the manner in which financial institutions, including us, conduct their business and on their ability to operate as financial intermediaries. International loss of confidence in the financial institutions may also affect the behavior of Argentine depositors which could have a negative impact on our business, financial condition and results of operations.

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

During 2017, the ratio of non-performing private sector lending reached 1.8%. As of December 31, 2018 and 2019, the ratio of non-performing private sector lending reached 3.1% and 5.7%, calculated pursuant to Central Bank Rules, explained by the economy’s deterioration and its impact on individual’s payment capability.

We experienced a similar trend than the financial system, our non-performing lending rate reached 1.1%, 1.9% and 2,1%, as of December 31, 2017, 2018 and 2019, respectively, calculated pursuant to Central Bank Rules.

As a result of the macroeconomic environment since 2018, the capacity of many Argentine private sector debtors to repay their loans has deteriorated significantly, materially affecting the asset quality of financial institutions, including us. In addition, due to the spreading of COVID-19 and its economic impact in early 2020, with the aim of easing the economic situation in the midst of the pandemic, the Argentine government established measures such as the refinancing of unpaid balances, access to soft credits, subsidies to vulnerable sectors, the freezing of monthly mortgage payments and certain UVA loans, etc. However, these measures may not fully offset the deterioration caused by the crisis in the quality of our assets.

The pandemic and the nation-wide lockdown established by the Argentine government since March 20, 2020 have had a significant negative impact on the Argentine economy and resulted in increased morosity levels in the financial system. Despite the measures taken by the Argentine government in order to mitigate the negative impact, production and consumption have decreased significantly, impacting employment levels and financial flows, among others and the extent of such impact and its effects are still uncertain, and therefore difficult to measure. Additionally, it is worth noting that, despite the measures adopted by the Central Bank in order to temporarily reduce non-performing levels, the Bank’s financial statements for the period which will end on December 31, 2020 will recognize the expected losses with a forward-looking perspective, incorporating the impact of new macroeconomic scenarios in the variables which affect credit risk, in accordance with IFRS 9 provisions.

We cannot assure the economic crisis will subside and the private sector debtors will improve its payment capacity. Additionally, despite the current quality of our portfolio, we may not succeed in recovering substantial portions of outstanding loans. If Argentina’s economic growth continues to slow down or the financial condition of the private sector further deteriorates, the financial system, including us, could experience an increase in the incidence of non-performing loans.

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

Nowadays, to protect debtors affected by the COVID-19 crisis, the Argentine government adopted a series of rules regarding the enforcement of creditors’ rights. By means of Decrees 319/2020 and 320/2020, the Argentine government, among other measures, (i) suspended foreclosures and evictions nationwide, including those that have already been ordered; (ii) froze mortgage and UVA credits installments as of March’s value for six months; (iii) froze the price of rentals as of March’s value for a period of six months; and (iv) prohibited the application of punitive interests or other penalties provided for in the contract.

We cannot assure you that in a further adverse economic environment the government will not adopt new measures in the future, restricting the ability of creditors to enforce their rights, which could have a material adverse effect on the financial system and our business.

Reduced spreads between interest rates received on loans and those paid on deposits, without corresponding increases in lending volumes, could adversely affect the financial system.

The spread for Argentina’s financial system between the interest rates on loans and deposits could be affected as a result of increased competition in the banking sector and the Argentine government’s tightening of monetary policy in response to inflation concerns.

Since the 2018 devaluation of the peso and the acceleration of the inflation rate, the Central Bank raised interest rates, ending the margin contraction trend that had been taking place in the past years. Since late December 2019, the Central Bank has resumed a process of rate reduction, and inflation expectations have been reduced slightly, although they remain high. If the Central Bank is successful in keeping the pace of inflation reduction, it could result in a renewed pressure on banking spreads. Moreover, a change in the composition of the source of funding, which is currently heavily weighted by non-interest-bearing deposits, could also put downward pressure on margins. A change in the composition of the source of funding could result from lower interest rates, higher demand of credit and therefore a need to increase the amount of time deposits or other types of bearing interest liabilities. Further reduction in spreads could have a material adverse effect on our business, results of operation and financial condition.

We cannot guarantee that interest rate spreads will remain attractive unless increases in our volume of lending or additional cost-cutting takes place. A reversal of this trend could adversely affect the financial system.

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

In December 2018, a preliminary draft for a new Consumer Protection Law (the “CPL Draft”) was submitted by the Ministry of Justice and Human Rights and the Ministry of Production and Labor of Argentina which sets forth certain rules and principles designed to protect consumers, which include our consumers. The CPL Draft, proposes a broad perspective that contemplates the business practices of the sector with the aim of formalizing links between credit providers and consumers, establishing, for example, that the costs of financing or loans that are in breach to the law, will be born in whole or in part by credit providers or intermediaries. It also enshrines a catalogue of iuris tantum legal presumptions, of the existence of consumer credit contracts that may affect the enforceability of those credits. The concept of “hyper-vulnerable consumers” is also introduced, thus placing them at a presumed disadvantage in the contractual negotiation and the potential factors that could affect their consumer relationship.

Moreover, the CPL Draft creates the “principle of responsible lending” (Principio de préstamo responsable) which imposes certain duties over credit or financing providers like us. This principle could reduce the number of consumers who would be able to access and negotiate credits. It also establishes that the prevention of consumers’ over-indebtedness must become central policies guaranteed by public authorities. This could impose limits to the granting and advertising of consumer loans. Finally, it grants the consumer the right to make payments in advance, among others. This CPL Draft has not been passed by the Argentine Congress, however, any of these reforms may adversely affect the result of our operations.

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

In recent years, a series of regulations were issued, mainly regulating the foreign exchange market, capital and minimum cash requirements, lending activity, interest rate limits and dividend distribution for financial institutions. In addition, various international developments such as the adoption in Argentina of risk-based capital, leverage and liquidity standards by the Basel Committee on Banking Supervision in December 2010 known as “Basel III” will likely continue to impact us in the coming years.

Moreover, in accordance with article 3.4 of Communication “A” 6844, access to the local exchange market is subject to Central Bank’s prior approval. However, access is only granted to the FX Market to pay dividends to non-resident shareholders, subject to the following conditions:

•

Maximum amounts: The total amount of transfers executed through the FX Market as of January 17, 2020, for payment of dividends to non-resident shareholders may not exceed 30% of the total value of the new capital contributions made in the local company that had been entered and settled through the FX Market as of the abovementioned date. The total amount paid to non-resident shareholders shall not exceed the corresponding amount denominated in Argentine Pesos that was determined by the shareholders’ meeting.

•

Minimum Period: Access to the FX Market will only be granted after a period of not less than thirty (30) calendar days has elapsed as from the date of the settlement of the last capital contribution that is taken into account for determining the 30% maximum aforementioned.

•

Documentation requirements: Dividends must be the result of closed and audited balance sheets. When requesting access to the FX Market for this purpose, evidence of the definitive capitalization of the capital contribution must be provided or, in lack thereof, evidence of the initiation of the process of registration of the capital contribution before the Public Registry of Commerce (Registro Público de Comercio) shall be provided. In this case, evidence of the definitive capitalization shall be provided within 365 calendar days from the date of the initial filing with the Public Registry of Commerce. If applicable, the external assets and liabilities reporting regime set forth by Communication “A” 6401 of the Central Bank (the “External Assets and Liabilities Reporting Regime”) shall have been complied with.

The Central Bank has also established limitations to the net positive global position in foreign currency to prevent the reduction of the Central Bank’s foreign exchange reserves. As of the date of this annual report, the positive net global position in foreign currency cannot exceed 5% of the RPC of the Bank prior to the relevant month while the negative net global position in foreign currency cannot exceed 30% of the RCP for the month prior to the relevant month.

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

It is not possible to offer any guarantee that new stricter regulations will not be implemented in the future that may generate uncertainty and adversely affect future financial activities and the results of our operations. Such changes in the regulatory framework and further changes in the future could limit the ability of financial institutions, including us, to make long-term decisions, such as asset allocation decisions, which could cause uncertainty with respect to our future financial condition and results of operations. We cannot assure that laws and regulations currently governing the economy, or the financial sector will not continue to change in the future or that any changes will not adversely affect our business, financial condition and results of operations. For more information, see “Item 4.B.—Business Overview—Argentine Banking Regulation— Central Bank’s preventive measures in response to the pandemic of COVID-19.”

Argentina’s insufficient or incorrect implementation of certain anti-money laundering and combating the financing of terrorism (“AML/CFT”) recommendations may result in difficulties to obtain international financing and attract direct foreign investments.

In October 2010, the Financial Action Task Force (“FATF”) issued a Mutual Evaluation Report (the “Mutual Report”) on AML/ CFT in Argentina. The Mutual Report stated that, since the prior evaluation in 2004, Argentina had not made adequate progress in addressing a number of deficiencies identified at that time, and the FATF subsequently placed Argentina under enhanced monitoring.

In 2011, Argentina made a high-level political commitment to work with the FATF to address its strategic AML/CFT deficiencies. To comply with recommendations made by the FATF on AML/ CFT, Law No. 25,246 (the “Anti-Money Laundering Law”) was amended, inter alia, by Laws No. 26,683 and 26,734. These new regulations defined money laundering, as well as self-laundering, as autonomous crimes.

The amendments also established criminal sanctions to legal persons involved in money laundering or terrorism financing offenses, and the authorities´ ability to freeze and seize assets in the event of commission of these crimes.

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

Since October 2013, Argentina has taken steps towards improving its AML/CFT regime, including the issuance of new regulations strengthening KYC and suspicious transaction reporting duties and the UIF´s existing powers to apply sanctions for AML/ CFT deficiencies.

Such progress has been recognized by the FATF. In this regard, in June 2014 the FATF stated that Argentina had made significant progress in addressing the deficiencies in its AML/CFT measures as identified in the Mutual Report, and that subsequent to the adoption of such measures, Argentina had strengthened its legal and regulatory framework, citing certain specific examples.

As a result of such progress, the FATF plenary decided that Argentina had taken sufficient steps in addressing technical compliance with the core and key recommendations, such that Argentina could be removed from the compliance monitoring process. Moreover, on October 24, 2014 the FATF removed Argentina from its “Grey List”.

In June 2017, Argentina was unanimous elected to preside the FATF. Since that year, the UIF issued several resolutions adopting a Risk Based Approach (RBA) to AML/ CFT, following international standards promoted by the FATF. The Obligated Subjects that fell under the new standard were financial institutions (Res. UIF No. 30-E/2017), companies acting in the securities market (Res. UIF No. 21/2018), insurance companies (Res. UIF No. 28/2018) and traveler’s check issuers, credit and pre-paid card operators (Res. UIF No. 76/2019).

Moreover, in July 2019, the Federal Executive Branch issued Decree No. 489/2019 by means of which it created the Public Registry of Persons or Entities Linked to Acts of Terrorism and its Financing (“RePET”). The creation of such registry attempted to centralize in a single public registry, all information related to administrative freezing of assets related to terrorism and its financing. The Decree entitles the mentioned Registry to provide public access and facilitate the exchange of information with relevant agencies and with third countries, which shall strengthen domestic and international cooperation mechanisms. The RePET aims to facilitate the work of Obligated Subjects, who must report to the UIF the operations carried out or attempted by natural or legal persons or other entities incorporated in it.

In January 2020, new authorities have been appointed to conduct the UIF, but no policies or guidelines have been issued yet.

Although Argentina has made significant improvements in its AML/ CFT regulations, and is no longer subject to the FATF’s ongoing global AML/ CFT compliance process, no assurance can be given that Argentina will continue to comply with AML/ CFT international standards, or that Argentina will not be subject to the FATF’s ongoing global AML/ CFT compliance process in the future, circumstances which could adversely affect Argentina’s ability to obtain financing from international markets and attract foreign investments and which could in turn, negatively affect our business.

Certain changes to services and commissions charged by financial entities on debit and credit card sales may affect our result of operations.

We receive income from the commissions we charge merchants on debit and credit card transactions. A change in applicable law that place limits on the fees that merchants may be charged may adversely reduce our revenues. On September 8, 2016, one of the chambers of the Argentine Congress approved a draft bill that aims to reduce credit card sales commissions from 3% to 1.5%, and debit card sales commissions from 1.5% to 0%. The draft bill was not approved by the Argentine Congress in 2016. Nevertheless, on March 31, 2017, the Central Bank issued Communication “A” 6212, effective as of April 1, 2017, which reduces credit card and debit card sales commissions on a gradual annual plan. Pursuant to Communication “A” 6212, the maximum credit card sales commission rate for 2017, 2018 and 2019 was of 2.0%, 1.85% and 1.65%, respectively, and for 2020 and 2021 and after, will be 1.50% and 1.30%, respectively. The maximum debit card sales commissions for 2017, 2018 and 2019 was of 1.0%, 0.90% and 0.80%, respectively, and for 2020 and 2021 and after, will be 0.70% and 0.60%, respectively. Moreover, pursuant to Communication “A” 6964, as of April 13, 2020, nominal interest rates in credit operations shall not exceed 43%. The application of the limits set by the Central Bank and any further reductions on credit and debit cards sales commissions could adversely affect our profitability, financial condition and results of operations. Furthermore, by means of said Communication, the Central Bank determined that the unpaid balances of credit cards financings that take place between April 13, 2020 and April 30, 2020, will be automatically refinanced in nine equal consecutive monthly installments beginning after a three-month grace period.

Changes in the laws and regulations may negatively affect Argentine financial institutions.

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

Increased operating costs may affect the Argentine financial institutions results of operations.

Argentine financial institutions face the risk of potential claims initiated by individual workers or unions, and possible strikes or general strikes, in the context of negotiations relating to salary increases, benefits and/or compensation. The occurrence of any of the above could increase our operating costs, which could in turn have a negative impact on the Argentine financial institutions and, in turn, on our business, financial position and results of operations.

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

As of December 31, 2019, our significant shareholders, Jorge Horacio Brito and Delfín Jorge Ezequiel Carballo, directly or beneficially own 5,367,840 Class A shares and 105,727,603 Class B shares and 4,897,897 Class A shares and 106,824,523 Class B shares respectively.

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

The pandemic and the nation-wide lockdown established by the Argentine government since March 20, 2020 have had a significant negative impact on the Argentine economy and resulted in increased morosity levels in the financial system. Despite the measures taken by the Argentine government in order to mitigate the negative impact, production and consumption have decreased significantly, impacting employment levels and financial flows, among others and the extent of such impact and its effects are still uncertain, and therefore difficult to measure. Additionally, it is worth noting that, despite the measures adopted by the Central Bank in order to temporarily reduce non-performing levels, the Bank’s financial statements for the period which will end on December 31, 2020 will recognize the expected losses with a forward-looking perspective, incorporating the impact of new macroeconomic scenarios in the variables which affect credit risk, in accordance with IFRS 9 provisions.

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

In addition, contingency plans in place may not be sufficient to cover liabilities associated with any such events and, therefore, applicable insurance coverage may be deemed inadequate, preventing us from receiving full compensation for the losses sustained as a result of such a disruption. Additionally, the COVID-19 pandemic can worsen this situation. For more information, see “Item 3.D – Risk Factors – Risks Related to Argentina – COVID-19 is affecting the Argentine economy and could have an adverse effect on the Bank’s business, financial condition and results of operations”.

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

Application of IAS 29 affects the presentation of our financial information.

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

IAS 29 does not prescribe when hyperinflation arises, but includes several characteristics of hyperinflation. The IASB does not identify specific hyperinflationary jurisdictions. However, in June 2018, the International Practices Task Force of the Centre for Quality (“IPTF”), which monitors “highly inflationary countries” categorized Argentina as a country with a projected three-year cumulative inflation rate greater than 100%. Additionally, some of the other qualitative factors of IAS 29 were present, providing prima facie evidence that the Argentine economy is hyperinflationary for purposes of IAS 29. Therefore, Argentine companies using IFRS as issued by the IASB are required to apply IAS 29 to their financial statements for periods ending on and after July 1, 2018. See Item 5B. “Critical accounting policies” and note 3 to our audited consolidated financial statements as of December 31, 2019 and 2018.

Adjustments to reflect inflation, such as those required by IAS 29, were prohibited by law No.23,928 (the “Law 23,928”). Additionally, Decree No.664/03, issued by the Argentine government (“Decree 664”), instructed regulatory authorities, such as Public Registries of Commerce, the Superintendence of Corporations of the City of Buenos Aires and the CNV, to accept only financial statements that comply with the prohibition set forth in Law 23,928. However, on December 4, 2018, Law No.27,468 abrogated Decree 664/03 and amended Law 23,928 indicating that the prohibition of indexation no longer applies for financial statements. Notwithstanding the foregoing, pursuant to the Central Bank Rules, the Bank cannot perform inflation adjustment in its financial statements for fiscal year 2019 nor any other previous periods. Pursuant to Communication “A” 6651, entities under the supervision of the Central Bank are required to apply the provisions of IAS 29 in full for fiscal years that starting on January 1, 2020.

Consequently, due to adjustment for inflation our results differ significantly from the results determined on a nominal basis (historical results) by the application of such methodology, applicable mainly, as a result of the composition of the accounting monetary positions and the evolution of the rates, the inflation and other components of the results, which could adversely affect our financial statements, results of operations and financial condition.

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

In 2003, the Central Bank prohibited financial institutions from distributing dividends. In 2004, the Central Bank amended the restriction to require the Central Bank’s prior authorization for the distribution of dividends. Under Central Bank Rules on distribution of dividends, the capital remaining after the distribution of dividends must be sufficient to meet the regulatory capital increased by 75%. See “—Risks relating to the Argentine financial system – Governmental measures and regulatory framework affecting financial entities could have a material adverse effect on the operations of financial entities”.

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

We obtained authorization from the Central Bank to distribute dividends corresponding to fiscal years 2003 through 2010. For the fiscal years ended December 31, 2011 and 2012, we were not able to distribute dividends because we did not reach the regulatory threshold for dividend distribution under Central Bank regulations. We did reach such regulatory threshold and obtained the authorization from the Central Bank to distribute dividends for the fiscal years ended December 31, 2013, 2014, 2015 and 2016, respectively. Pursuant to Central Bank Communication “A” 6464 and because we meet the requirements, as we exceed the capital needed to cover the legal requirements and, as we comply with the additional capital margins required by the aforementioned regulation, the payment of dividends did not require prior Central Bank authorization for the years 2017 and 2018.

On January 31, 2020, the Central Bank issued Communication “A” 6886, pursuant to which financial entities must obtain prior approval of the Central Bank in order to distribute dividends. The Superintendency shall take into account the effects of the enforcement of section 5.5 of the International Financial Reporting Standards 9 by Communication “A” 6430 and the restatement of the financial statements as provided by Communication “A” 6651, among others.

On March 19, 2020, in the midst of the Coronavirus crisis, the Central Bank issued Communication “A” 6939, by virtue of which the distribution of dividends by financial entities was temporarily suspended until June 30, 2020. We cannot assure this measure will not be extended after this period nor the extent to which the measure may affect holders of our Class B shares or ADSs.

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

Investing in securities that trade in emerging markets, such as Argentina, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Argentine securities market is substantially smaller, less liquid and can be more volatile than major securities markets in the United States, and is not as highly regulated or supervised as such other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. As of the date of this annual report, the ten largest companies in terms of market capitalization represented more than 90% of the aggregate market capitalization of the BYMA. Accordingly, although you are entitled to withdraw the Class B shares underlying the ADSs from the depositary at any time, your ability to sell such shares at a price and time at which you wish to do so may be substantially limited. Furthermore, new capital controls imposed by the Central Bank could have the effect of further impairing the liquidity of the BYMA by making it unattractive for non-Argentines to buy shares in the secondary market in Argentina.

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

Pursuant to certain provisions of the U.S. Internal Revenue Code of 1986, as amended, commonly known as FATCA, a “foreign financial institution” may be required to withhold on certain payments it makes (“foreign pass thru payments”) to persons that fail to meet certain certification, reporting, or related requirements. We are a foreign financial institution for these purposes. A number of jurisdictions have entered into, or have agreed in substance to, intergovernmental agreements with the United States to implement FATCA (“IGAs”), which modify the way in which FATCA applies in their jurisdictions. Certain aspects of the application of the FATCA provisions and IGAs to instruments such as the Class B Shares and the ADSs, including whether withholding would ever be required pursuant to FATCA or an IGA with respect to payments on instruments such as the Class B shares or the ADSs, are uncertain and may be subject to change. Even if withholding would be required pursuant to FATCA or an IGA with respect to payments on instruments such as the Class B Shares and the ADSs, proposed regulations have been issued that provide that such withholding would not apply prior to the date that is two years after the date on which final regulations defining “foreign passthru payments” are published in the U.S. Federal Register. In the preamble to the proposed regulations, the U.S. Treasury Department indicated that taxpayers may rely on these proposed regulations until the issuance of final regulations. Holders should consult their own tax advisors regarding how these rules may apply to their investment in the Class B Shares and the ADSs.

We are organized under the laws of Argentina and holders of the ADSs may find it difficult to enforce civil liabilities against us, our directors, officers and certain experts.

We are organized under the laws of Argentina. A significant portion of our and our subsidiaries’ assets are located outside the United States. Furthermore, all of our directors and officers and some advisors named in this annual report reside in Argentina. Investors may not be able to effect service of process within the United States upon such persons or to enforce against them or us in United States courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States. Likewise, it may also be difficult for an investor to enforce in United States courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including judgments predicated upon the civil liability provisions of the United States federal securities laws. It may also be difficult for an investor to bring an original action in an Argentine court predicated upon the civil liability provisions of the U.S. federal securities laws against us or such persons.

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

From then onwards and up to 1994, Banco Macro operated as a wholesale bank, being a pioneer in corporate bonds issuances. It mainly acted in the areas of money markets, trading of government and corporate bonds and financial services for medium and big companies.

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

In 2001, 2004, 2006 and 2010, Banco Macro acquired control of Banco Bansud S.A., Nuevo Banco Suquía S.A., Nuevo Banco Bisel S.A. and Banco Privado de Inversiones S.A., respectively, expanding through these acquisitions its presence in the south and center of the country. Such entities merged with us on December 2003, October 2007, August 2009 and December 2013, respectively. In addition, during 2006, Banco Macro acquired control of Banco del Tucumán S.A., which was merged with the Bank in October 2019. Additionally, on May 21, 2019, the Banco Macro acquired 100% of Argenpay SAU.

We currently offer traditional bank products and services to companies, including those operating in regional economies, as well as to individuals, thus reinforcing our objective to be a multi-service bank. In addition, Banco Macro performs certain transactions through its subsidiaries, including mainly Macro Bank Limited, Macro Securities S.A., Macro Fiducia S.A., Macro Fondos S.G.F.C.I. S.A. and Argenpay S.A.U.

Our shares have been publicly listed on the BYMA since November 1994 and on the NYSE since March 2006, and have been authorized to list on the MAE since October 2015.

Investment in property

In 2011 we acquired from the Government of the City of Buenos Aires a site located at Avenida Eduardo Madero No. 1180, in the City of Buenos Aires, for an aggregate original amount of Ps.110 million. We built our new corporate headquarters on this site, which was completed in 2019.

The building has an area of 52,700 square meters and, the total aggregate amount invested in the project was approximately U.S.$186 million at the applicable exchange rates at the end of the month as of the respective dates of such investments.

The new corporate tower was designed to take full advantage of natural light and maximize energy efficiency, while also using materials that do not adversely affect the environment. It is being built in compliance with the Leed International Sustainability Standards of the “U.S. Green Building Council. For more information, see Item 4.D “Property, plants and equipment.”

Recent Developments

Measures implemented to address the COVID-19 outbreak

The Argentine government has adopted several measures in response to the COVID-19 outbreak in the country aimed at preventing mass contagion and the overcrowding of the Argentine health service, which include (in chronological order):

•

February 26—March 12, 2020: screening of passengers at airports; mandatory isolation for 14 days of persons with suspected or confirmed cases of COVID-19, persons in close contact with suspected or confirmed cases of COVID-19 and persons arriving or recently arrived from affected zones; closure of activities with high concentration of persons; prohibition of attendance of audience to sporting events;

•

March 13—March 15, 2020: stronger surveillance of Argentine borders; suspension of flights by various airlines and adoption of regulations for the coordination of repatriation flights for Argentine residents; closure of national parks and protected areas; school closures (except for food assistance and administrative purposes);

•

March 16—March 18, 2020: closure of Argentine borders; suspension of domestic flights and long-distance trains and buses operations; suspension of the national soccer league; temporary work leaves for pregnant women, people older than 60 years and other persons considered at special risk upon infection; authorization for federal public employees to work remotely (except for employees providing essential services); promotion of home office policies in the private sector and beginning of construction of eight modular hospitals;

•

March 19, 2020: imposition of a nation-wide mandatory lockdown, whereby only exceptional and essential activities and internal travel are allowed; deployment of security forces for the enforcement of lockdown;

•	March 20 April 2, 2020: assistance to Argentine residents abroad; tightening of rules relating to closure of Argentine borders, extension of nation-wide lockdown until April 12, 2020;

•	April 11, 2020: extension of nation-wide lockdown until April 26, 2020; and

•

April 25, 2020: extension of lock-down until May 10, 2020, setting parameters for each province to monitor the progress of the contagion and the implementation of measures towards the relaxation of the lockdown.

•	May 11, 2020: extension of lock-down until May 24, 2020, marking a continuance of the easing of lock-measures.

At the same time, in order to mitigate the economic impact of the COVID-19 pandemic and mandatory lockdown and shutdown of non-essential businesses, the Argentine government has adopted social aid, monetary and fiscal measures, including the following:

•

Closure of bank branches. On March 20, 2020, the Central Bank determined that bank branches in Argentina should remain closed. From April 3 until April 10, 2020, branches were allowed to open with limited hours, only for the attention of beneficiaries of pension schemes and certain retirement benefits and beneficiaries of aid programs funded by the ANSES. During this period, the rest of the banking activities were performed only through digital means. Beginning on April 13, 2020, financial entities have been allowed to reopen only for a limited number of services, and only by prior appointment, with teller services initially restricted to pensioners and social plan beneficiaries, provided that certain health and security requirements are complied with. Additionally, beginning on April 20, 2020, the Central Bank has allowed the provision of teller services exclusively for deposits in, and withdrawals from, foreign currency accounts.

•

Postponement of loan payments. The Central Bank postponed payments on loans maturing during the national lockdown period, and suspended the accrual of punitive interests on loans with maturity between April 1 and June 30, 2020.

•	ATM fees. The Central Bank determined that, until June 30, 2020, any operation effected through ATMs will not be subject to any charges or fees.

•

Mortgage loan installments and mortgage foreclosures. The government froze the monthly installments of mortgage loans over properties designated as the borrower’s only and permanent residence and prohibited mortgage foreclosures, until September 30, 2020. The debit balance resulting from the freezing of the installment increases may be refinanced in up to nine consecutive monthly installments, upon request by the borrower.

•

Credit card payments. The Central Bank determined that the unpaid balances of credit card financings due between April 13 and April 30, 2020 will be automatically refinanced in nine equal consecutive monthly installments beginning after a three-month grace period. Interest rates on such unpaid balances may not exceed an annual nominal rate of 43%.

•	Prohibition of bank account closures. The government prohibited the closure and disabling of bank accounts and the imposition of penalties until April 30, 2020.

•

Time deposits minimum rate. The Central Bank ruled that all non-adjustable time deposits under Ps.1 million made by individuals as of April 20, 2020 will have a minimum interest rate equivalent to the 70% of the average LELIQ’s tendering during the week prior to the date in which the deposit was made.

•

Family emergency income and extraordinary subsidies. The government established (i) a stipend of Ps.10,000, for the month of April 2020, for people who are unemployed or working informally, and self-employed workers who are not currently generating or receiving other income; and (ii) an extraordinary subsidy of Ps.3,000, for the month of April 2020, for beneficiaries of pension schemes and certain retirement benefits.

•	Prohibition of dismissals and suspensions. The government prohibited dismissals of employees until May 30, 2020.

•

Labor market emergency assistance program. The government created a fund of specific application within the FOGAR (acronym in Spanish for Fondo de Garantías Argentino), with the aim of backing financings provided to PyMEs by financial entities in order to pay salaries.

Additionally, some of the government measures are aimed at encouraging bank lending, such as:

•

Easing of limitations on holding Central Bank notes. Simultaneously with the creation of the fund within the FOGAR, the Central Bank eased the limitations on banks’ holdings of notes from the Central Bank (LELIQ), in order to make liquidity available and encourage the provision of credit lines to PyMEs.

•

Reserve requirements. The Central Bank established that the facilities granted at a preferential rate (not more than 24% per year) within the framework of Communication “A” 6937 to PyMEs and households may be deducted from reserve requirements, considering 130% of the amount when the proceeds are for the payment of salaries and the granting entity is the agent of payment of those salaries.

•

Classification of Debtors: The Central Bank established for regulatory purposes new rules regarding the criteria for debtor classification and provisioning until September 30, 2020. These rules provide an additional 60 days period of non-payment before a debtor is required to be reclassified, and include all financings to commercial portfolio clients and loans granted for consumption or housing purposes.

In addition, by means of Communication “A” 6939, the Central Bank suspended, until June 30, 2020, the distribution of dividends by financial entities, including the Bank.

For more information, see “Item 4.B.—Business Overview—Argentine Banking Regulation— Central Bank’s preventive measures in response to the pandemic of COVID-19”.

Annual income tax return for fiscal year 2019

As decided by the Board of Directors in the meeting dated May 11, 2020, considering certain case-law on the subject assessed by its legal and tax advisors, the bank will file with the AFIP during May (May 26, 2020 is the regulatory due date) its annual income tax return considering the total effect of the inflation adjustment on income tax (see Note 28 “Income tax” section a) iv) to our audited consolidated financial statements as of December 31, 2019 and 2018). As a result, the current income tax determined by the Bank for fiscal year 2019 amounted to Ps.7,002.1 million.

Launch of Argentina’s exchange offer

On April 21, 2020, the Argentine government launched the Exchange with the aim of refinancing its external indebtedness and rearranging the interest and principal. To that end, the Argentine government proposed to effect an exchange of different series of foreign currency-denominated bonds (in US$, Euros and Swiss Francs) and governed by English or New York law (the “Eligible Bonds”) for new series of Dollar- or Euro-denominated amortizing bonds maturing between 2030 and 2047 (the “New Bonds”) to be issued by the Argentine government. As informed by the Minister of Economy and pursuant to the exchange documents, in general terms, the Argentine government’s exchange offer involves a reduction in interest payment burden of 62% (US$37.9 billion), a decrease in principal payments of 5.4% (US$3.6 billion) and a grace period of approximately three years before principal payments become due.

General Ordinary and Extraordinary Shareholders´ Meeting

Our General Ordinary and Extraordinary Shareholders’ Meeting took place on April 30, 2020 (the “Shareholders Meeting”) but will resume on May 27, 2020 in order to discuss the issues stated in paragraphs (ii) and (iv) of item #9 of the Agenda, according to which the Shareholders’ Meeting shall evaluate the appointment of: “(ii) one regular director to hold office for one fiscal year, in order to fill the vacancy resulting from the resignation of Mr. Juan Martín Monge Varela and complete his term of office”; and “(iv) one alternate director to hold office for two fiscal years in order to fill the vacancy resulting from the resignation of Mr. Alejandro Guillermo Chiti and complete his term of office”. The motion was approved by majority vote of the shareholders present and the Shareholders Meeting shall resume at 11 AM on May 27, 2020.

The Shareholders Meeting approved among others:

Payment of dividends: the Shareholders resolved to approve (i) the separation of Ps.12,788,268,160 from the optional reserve fund, representing Ps.20 per share, for the payment of a cash dividend subject to prior authorization of the Central. The shareholders’ were advised that the Central Bank has not yet informed its decision regarding the requested authorization for the distribution of dividends and that, pursuant to the provisions of the Central Bank’s Communication “A” 6939, the distribution of profits by financial entities is suspended until June 30, 2020; and (ii) delegate to the Board the powers to determine de date of the effective availability to the shareholders of the approved cash dividend in proportion to their respective shareholdings, once the above mentioned authorization is obtained from the Central Bank.

B. Business Overview

We are one of the leading banks in Argentina. With the most extensive private-sector branch network in the country, we provide standard banking products and services to a nationwide customer base. We distinguish ourselves from our competitors given our strong financial position and our focus on low- and middle-income individuals and PyMEs, generally located outside of the City of Buenos Aires. We believe this strategy offers significant opportunity for continued growth in our banking business. According to the Central Bank, as of September 30, 2019, we were ranked first in terms of branches and equity and fourth in terms of both total loans and total deposits among private banks in Argentina.

As of December 31, 2019, on a consolidated basis, we had:

•	Ps. 445,239.9 million (U.S.$ 7,433.7 million) in total assets;

•	Ps. 220,897.8 million (U.S.$ 3,688.1 million) total loans and other financings;

•	Ps. 262,865.4 million (U.S.$ 4,388.8 million) in total deposits;

•	approximately, 3.7 million retail customers and 0.1 million corporate customers; and

•	approximately, 1.3 million employee payroll accounts for private sector customers and provincial governments and 0.9 million retiree accounts.

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

Our competitive strengths

We believe we are well positioned to benefit from opportunities created by the economic and business environment in Argentina. Our competitive strengths include the following:

•

Strong financial position. As of December 31, 2019, we had excess of regulatory capital of Ps. 69,009 million. (27.3% capitalization ratio). Our excess capital is aimed at supporting growth, and consequently, a higher leverage of our balance sheet.

•	Strong shareholders’ equity. Our shareholders’ equity as of December 31, 2017, 2018 and 2019 under IFRS was Ps. 109,900.6 million, Ps. 93,692.9 million, and Ps. 106,056.4 million, respectively.

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

•

Largest private-sector branch network in Argentina. With 463 branches and 1,542 ATMs as of December 31, 2019, we have the most extensive branch network among private-sector banks in Argentina. We consider our branch network to be our key distribution channel for marketing our products and services to our entire customer base with a personalized approach. In line with our strategy, approximately 94% of these branches are located outside of the City of Buenos Aires.

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

The table below reflects the number of retail customers broken down by category as of December 31, 2017, 2018 and 2019:

Retail Customers by category	2017	2018	2019
Open Market	1,398,709	1,506,733	1,844,412
Plan Sueldo (private and public sector)	859,330	870,678	867,322
Retirees	684,642	716,081	698,133
Professionals and business and others	530,416	552,274	292,937
Total Retail Customers	3,473,097	3,645,766	3,702,804

We offer our retail customers traditional banking products and services, such as savings and checking accounts, time deposits, credit and debit cards, consumer finance loans (including personal loans), mortgage loans, automobile loans, overdrafts, credit-related services, home and car insurance coverage, tax collection, utility payments, ATMs and money transfers.

Our retail customers provide us with a key source of funding as well as a significant interest and fee income. We believe that our large retail customer client base provides us with an excellent opportunity to expand the volume of our lending business. For example, as of December 31, 2019, only 19% of our retail customers currently have a personal loan from us and only 33% currently have a credit card. We believe there is strong potential to increase these percentages.

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

The number of retail accounts increased by 14% in 2017, by 11% in 2018, and by 9% in 2019.

Our “debit card” service is critical within the framework of our strategy to increase customer transactions by encouraging the use of accounts. Debit card services also help to develop account balances into transactional accounts, as deposits increase, thereby expanding our demand deposit base. The amount of debit cards we issued, grew 15%, 6%, and 8% in 2017, 2018, and 2019, respectively. In 2018 we highlight the migration of our debit cards to EMV technology (Europay, MasterCard, Visa), cards with integrated chip and in 2019 we incorporate contactless technology in the generation of 100% of the issuances, renewals and reprints of debit cards. We also increased the limits of extraction, purchase and transference in order to favor the use of automated channels to obtain cash.

The following table reflects the number of retail accounts as of December 31, 2017, 2018 and 2019:

Product	2017	2018	2019
Savings
Total savings accounts*	3,588,555	4,083,512	4,469,531
Retirees	769,660	849,265	902,580
Open Market	1,207,848	1,441,155	1,950,655
Other Special Segments	298,376	321,344	34,838
Plan Sueldo (private sector)	612,906	685,678	744,850
Plan Sueldo (public sector)	484,312	512,496	542,731
Professionals and business and others	215,453	273,574	293,877
Checking
Checking accounts	888,700	881,736	822,227
Electronic Account Access
Debit Cards	3,169,422	3,348,204	3,601,847

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

We are one of the major credit card issuers in Argentina, one of our initiatives to expand lending is to encourage low- and middle-income customers to use credit cards for larger amount purchases.

In 2019, owing to the complex economic situation in Argentina, the financial market was adversely affected. Faced with this situation, we focused our efforts on increasing deposits and developing commercial actions aimed at retaining customers, increasing the quantity of products per client and attracting salary plans. Additionally, we strengthened our business model by maintaining a well-diversified loan portfolio. In 2019, we retained our market share in consumer products and maintained leadership in personal loans with respect to the competition (other private banks). Furthermore, credit card’s product offering continued operating in a very competitive scenario, continually demanding an acceleration in the processes of digital transformation. In relation to the mortgage loan portfolio, the granting of these loans decreased significantly in relation to the previous year.

During 2019, under the context of rising inflation, the Argentine government froze the value of installments of certain loans and partially subsidized UVA mortgage loan clients until December 31, 2019. The difference between the value of the frozen installment paid by clients and the one that would have corresponded due to the application of the UVA was compensated by the Argentine government. Therefore, we avoided any related losses in 2019.

In January 2020, the Fernández administration reversed the freezing of installments and withdrew the subsidy, while inviting financial institutions to set progressive increases in the monthly value of the frozen installments so that they converge to the adjusted value provided by UVA in December 2020. We adhered to such a program.

As of December 31, 2017, 2018 and 2019, our consumer loan portfolio (without considering other financings) was as follows:

	Consumer loan portfolio
	(as of December 31, of each year)
	(in millions of Pesos and as percentage of consumer loan portfolio)
	2017 (1)		2018 (1)		2019
Overdraft	1,093.7	0.6%	1,027.3	0.7%	622.3	0.5%
Documents	2,659.7	1.5%	2,602.2	1.7%	1,538.5	1.3%
Mortgage and pledge	11,609.0	6.4%	18,451.9	11.9%	16,254.0	13.9%
Credit Card	53,774.0	29.8%	43,238.0	27.9%	40,666.7	34.8%
Personal loans	109,503.2	60.6%	88,041.7	56.8%	56,838.0	48.6%
Others	2,037.0	1.1%	1,595.9	1.0%	1,000.9	0.9%
Total	180,676.6	100.0%	154,957.1	100.0%	116,920.3	100.0%

Note:

(1)	Figures stated in millions of Pesos in terms of purchasing power of Argentine Pesos as of December 31, 2019.

As of December 31, 2019, personal loans, which comprise the largest share of our consumer loan portfolio, carried an annual average nominal interest rate of 66.50 % and an average maturity of 41.4 months. Interest rates and maturities vary across products.

Plan Sueldo payroll services

Since 2001, Argentine labor law has provided for the mandatory payment of wages through accounts opened by employers in the name of each employee at financial institutions within two kilometers of the workplace, in the case of urban areas, and ten kilometers of the workplace, in the case of rural areas. There are similar requirements in place for pension payments.

We handle payroll processing for private sector companies and the public sector, which require employers to maintain an account with us for the direct deposit of employee wages. Currently, we provide payroll services for the governments of the Argentine provinces of Misiones, Salta, Jujuy and Tucumán and to the private sector for a total aggregate of 2.2 million retail clients (including retirees). Our Plan Sueldo payroll services provide us with a large and diversified deposit base with significant cross-selling potential.

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

The corporate business is focused on classification by size and sector. We have four categories for our corporate customers: (1) small companies, which register up to Ps.500 million in sales per year; (2) medium-sized and large companies, which register more than Ps.500 million and less than Ps.3,000 million in sales per year; (3) agricultural companies, which include individuals and companies who operate in agriculture or in the commerce of agricultural products; and (4) corporate companies which register more than Ps.3,000 million in sales per year.

The following table reflects our portfolio breakdown, broken down by category as of December 31, 2017, 2018 and 2019:

Portfolio conformation	2017	2018	2019
Corporate companies	29%	46%	56%
Medium sized companies	25%	18%	16%
PyMEs	20%	11%	7%
Microenterprises	5%	3%	2%
Agricultural companies	21%	22%	18%

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

During the last years, our focus was PyMEs and regional businesses, working to offer products and services tailored to each company profile, primarily based on size and the location of operations. Our management has been focused on consolidating our relationships with existing clients.

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

We have continued with actions aimed at financing small-scale client producers and suppliers of the value chain of our Megra (Medium and Large Sized Companies) customers.

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

In 2017, access to credit was provided to PyMEs and Micro-Businesses through different packages and programs offering special interest rates and Productive Investment facilities, and the “Prenda Ágil” (Expeditious Pledge) product for the financing of vehicles and machinery for PyMEs. During the year, more than 7,000 new PyMEs and Micro-Businesses joined our customer base and were offered solutions to their needs.

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

As regards Megra and Corporate Banking, we have carried out work to understand our customers’ needs and, consequently, we have developed actions aimed at incorporating suppliers and small producers to achieve integration of the value chain and boost their business. In this sense, we focused on increasing the “Plan Sueldo” (Payroll Program) customer base, acting jointly with Personal Banking and our branch network.

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

During 2017, financial borrowings against delivery of crops to exporters continued. In addition, medium-term loans (three to five years) in the same currency were granted and purchases of agricultural machinery, investments or asset acquisitions were financed; U.S. dollar loans for working capital were granted; and promotional agreements on the rural credit card (known as zero interest rate) continued with an excellent performance.

We supported regional economies by offering customized products to sectors such as tobacco, sugar and yerba mate, where we provide financing to the entire value chain, from the primary producer to the industrial producer that exports or sells its products in the domestic market.

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

In 2018 we continued offering the best services for the agricultural, industrial and commercial sectors, trying to promote the development and the innovation in the different areas of the productive sector. We continue to offer financing for the acquisition of vehicles and machinery for PyMEs, through the “Prenda Ágil” product and also an instant credit line “Línea de Crédito Instantánea” to finance working capital of micro-entrepreneurs and PyMEs throughout the country, with immediate granting and minimum requirements. In addition, we were working on an electronic credit bill development process so that MiPyMEs can sell their invoices in the stock market.

In connection with agricultural companies, we continued to grow our client portfolio and we oriented commercial action to support our clients with their needs for working capital financing and investment projects. We have innovated and improved our processes for our clients to operate with grains directly with us, paying their obligations with their grain production (“Pague con Granos” Program), achieving the landmark of exceeding one million tons per year. Additionally, we perform operations in U.S.$. like working capital, medium-term loans (three to five years), financing the acquisition of agricultural machinery, investments or asset purchases; we have entered into agreements with the main manufacturers to provide predictability in their campaign plans investments, and we continued with the agreements for the development of the rural credit card (known as a “zero interest rate” card), with an excellent performance.

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

Throughout 2019, we have maintained a constant growth in our Corporate customers portfolio. Our management has been focused on working to offer products and services tailored to each company profile, primarily based on size and the location of operations.

We continue to grow in our client portfolio and strengthen the value chain concept between PyMEs, Megra and Corporate Companies.

Regarding our PyMEs and Microenterprises customers, we have developed close and specialized customer relationships while focusing on maintaining long-term relationships. We offer transaction services (such as cash management) to our customers, as well as collection services, both in automatic and direct debits from checking or savings accounts.

In 2019, we developed the “Encuesta de Experiencia del Cliente Pyme” (PyME’s Experience Survey) to provide support and advice regarding our transactional and foreign trade financing. Moreover, we granted “Sociedades por Acciones Simplificadas” (simplified joint-stock companies, “SAS”, for its Spanish acronym) a tailored value proposition and a special credit limit from the moment of its creation.

We contributed to the growth and development of PyMEs through the development of the “Naves” program throughout the country. Such program provides with management tools for building business plans and innovative projects.

Furthermore, we provided specialized assistance via two programs: “Alumbra tus ganas de emprender” Program, which offers support and assistance through training, guidance, and financial and business advice, and “Cuentas Sanas” Program, which grants financial education to PyMEs’ employees.

As regards Megra (Medium and Large Sized Companies), we have developed actions aimed at incorporating suppliers and small producers to achieve integration of the value chain and boost their business.

Additionally, we focused on increasing the “Plan Sueldo” (Payroll Program) customer base, acting jointly with Personal Banking and our branch network. We continually encourage the strengthening of relationships with our companies and service improvement, as well as focusing on credit portfolio review and regulatory compliance.

During 2019, owing to our proactive segmented marketing strategy, we were able to maintain our Corporate Banking market position. We have been focused on growth in deposits, especially sight balances. In addition, we provide our working teams with a solid foundation in cash management so that they can properly advise on transactional products.

Regarding our agricultural clients, we were able to provide financing to small-scale regional producers located in the province of Salta and Jujuy for the purchase of energy from distributors through the rural credit card. Furthermore, we continued improving our Pague con Granos Program, achieving the landmark of exceeding 1.3 million tons per year.

The macroeconomic environment suffered great alterations due to the new exchange regulations. The financial problems along with the expectations of increased tax withholdings affected the decisions of the productive plans. Thus, we decided to focus on consolidating our relationships with existing clients through the financing of working capital and investment projects, the simplification of the operation processes directly with grains, the development of alliances with manufacturers in order to provide predictability, and promotional agreements on the rural credit card.

As highlighted, we implemented the “Programa de desarrollo para el Agro” (Development Program for Agro), which gives customers information to decide, contacts to strengthen and financing to invest.

In terms of the financing of the productive sector, we continued offering what we believe is the best services for the different areas of the agricultural, industrial and commercial sectors. Some of the solutions we provide are: bonus lines to aid companies in financing their semiannual installments, credit programs to boost and sustain regional activities, commercial agreements with the “Consejo Federal de Inversiones” (Federal Investment Council) to act as a financial agent in the granting of loans at special rates in Pesos and U.S. dollars.

As in past years, we participated in fairs and gatherings with businessmen and entrepreneurs in which we offered the services of our business officers specialized in the Agricultural, Professionals and Businesses, and PyMEs segments, who provided advice on our services and products.

In 2019, loans to corporate companies stood out above the rest with an increase in nominal value of 60% and the best performing line was overdrafts.

As of December 31, 2017, 2018 and 2019, our commercial loan portfolio (without considering other financings) was as follows:

	Commercial loan portfolio (1)
	(as of December 31, of each year)
	(in millions of Pesos and as percentage of consumer loan portfolio)
	2017 (2)		2018 (2)		2019
Overdraft	20,335.5	16.4%	26,350.9	21.1%	43,033.0	39.9%
Documents	36,048.3	29.0%	34,402.1	27.6%	18,393.3	17.1%
Mortgage and pledge	16,660.5	13.4%	12,603.0	10.1%	8,425.0	7.8%
Consumer loans (3)	2,942.5	2.4%	2,247.9	1.8%	1,489.2	1.4%
Other loans	48,231.7	38.8%	49,128.9	39.4%	36,451.6	33.8%
Total Commercial Loans	124,218.6	100.0%	124,732.73	100.0%	107,792.17	100.0%

(1)

Including loans to micro credit institutions and commercial loans that, for the consolidated statements of debtors, was included as consumer portfolio following the criteria described in “Argentine Banking Regulation—Credit Portfolio.”

(2)	Figures stated in millions of Pesos in terms of purchasing power of Argentine Pesos as of December 31, 2019.
(3)	Includes credit card loans and personal loans.

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

Collection services. Our collection services include cash or check deposits at our 463 branches, automatic and direct debits from checking or savings accounts and the transportation of funds collected from corporate customers to our branches for deposit. Our extensive branch network enables us to offer fast and efficient collection services throughout Argentina, which is of critical importance to both regional and nationwide companies.

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

Our distribution network

As of December 31, 2019, we had the largest private sector branch network in the country, with 463 branches spread throughout Argentina. In particular, in line with our strategy of expanding nationally, we have extensive coverage in the Argentine provinces with 94% of our branches located outside the City of Buenos Aires. Furthermore, as of December 31, 2019, we had 1,542 ATMs, 955 self-service terminals (“SSTs”) and several service points used for social security benefit payments and servicing of checking and savings accounts and internet home banking service (“Home Banking”). The following table breaks down the distribution of our branches per province as of December 31, 2019:

	As of December 31, 2019
Province	Branches	% of total
City of Buenos Aires	29	6%
Buenos Aires (Province)	67	14%
Catamarca	1	0%
Chaco	2	0%
Chubut	6	1%
Cordoba	70	15%
Corrientes	4	1%
Entre Rios	10	2%
Formosa	—	0%
Jujuy	16	3%
La Pampa	2	0%
La Rioja	2	0%
Mendoza	15	3%
Misiones	35	8%
Neuquén	5	1%
Rio Negro	6	1%
Salta	37	8%
San Juan	1	0%
San Luis	2	10%
Santa Cruz	2	0%
Santa Fe	105	23%
Santiago del Estero	2	0%
Tierra del Fuego	2	0%
Tucuman	42	9%
TOTAL	463	100%

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

In 2019 the amount transacted through automatic channels increased by 47% compared to 2018, mainly due to greater use of internet banking and mobile banking. The increase in transactions made through automatic channels has two benefits: it simplifies and ease customers’ operations and, at the same time, reduces operational tasks in the branches.

We have ATMs that operate independently of the branch and offer money extraction service and balances consultation, among other operations. New actions were implemented to maintain high security, service quality and availability standards in our ATM network through preventive management and training strategies. We increased the number of ATMs with cash recognition and online deposit crediting, as well as the number of ATMs with voice guidance for the blind or vision impaired, 99% of our ATMs have that feature. We also implemented a new system that allows cash withdrawals from the ATM without a debit card, using only a code created by the Macro Banca Móvil mobile application. This has placed us in a leading position as to service quality, which is particularly important given the number and geographical dispersion of our ATMs.

Furthermore, we continued strengthening and updating the technology offered at our ATMs, reaching a total of 1,542 operating ATMs, representing one of the widest reaching networks in Argentina. In 2019, the amount transacted through ATMs increased by 36% compared to 2018.

We have SSTs terminals distributed in our branch network across Argentina, offering an ample variety of operations, including the possibility of making deposits twenty-four hours a day, every day, all year long. In 2014, we incorporated the smart check deposit functionality. This development has been beneficial both to us, increasing efficiency by reducing operating tasks in branches, and to clients, increasing safety and reducing transaction times. In 2019, we had 209 intelligent self-service terminal units installed in 146 branches all over the country, in which there have been 162,378 transactions. In 2019, the amount transacted through SSTs increased 5% compared to 2018. As of December 2019, we had 955 SSTs installed. Our aim is to be positioned with the best offer in digital services and promote a migration channel strategy, focusing on the best experience for our customers. During 2017, the Bank initiated a strategic alliance with Globant to define and execute the Bank’s digital transformation. The key to digital transformation is, in addition to a technological and methodological challenge, a cultural challenge that it crosses the main areas of the Bank.

Regarding Home Banking, we have implemented a collections service for companies offering the following benefits: security (no cash or checks are transported to the branch), practicality (easy and safe, backup of receipts in a PDF file, possibility to review the history of payments and receipts), accessibility (from any computer) and no additional cost. We also use Home Banking to inform our retail customers about the possibility of getting a personal loan, the amount available and how to apply for it. In 2017, the migration of “MacrOnline” to the new Internet Banking System for individuals started. During 2019, we launched the new Business Home Banking, through which we generated a substantial change in the way of operating of our corporate customers interact with us, based on the pillars of security, self-management and transactionality.

Our Macro Banca Móvil channel has developed significantly in the last three years. In line with the characteristics of the users and the technological trends supporting the development of the service, the Macro Banca Móvil application is available in the main virtual stores of the principal operating systems. Since 2017, we worked on new functionalities that generate value for clients: U.S. dollar purchase and sale transactions, transfers to new accounts, point checking and redemptions under our Macro Premia rewards program, and UVA loans detailed enquiries.

The amount transacted through Home Banking and Macro Banca Móvil increased by 48% in 2019.

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

Additionally, as a result of the Divestment Process, on February 26, 2018, we entered into several agreements with Prisma pursuant to which (i) the processing for Visa (credit and debit) and American Express, was agreed for a term of five years, starting as from the completion of the first stage of the Divestment Process, and (ii) a non-compete agreement was signed for a five year term, starting as from the completion of the first stage of the Divestment Process in connection with the acquisition rights of Prisma, which will automatically lose effect the day in which the remaining 49% of the share capital of Prisma is transferred. For more information, please see note 21 to our consolidated financial statements as of December 31, 2019 and 2018 contained elsewhere herein.

Risk management policies

To comply with the “Risk Management Guidelines for Financial Institutions” set forth under Communication “A” 5203, as amended, we have adopted various measures at our organizational structure level and have implemented procedures to ensure the establishment of an independent risk management process.

Our Board of Directors created a Risk Management Committee (the “Risk Management Committee”) and appointed a Risk Management Manager and made them responsible for coordinating the application of risk management policies and the relevant responsible officers. For more information, see Item 6.C “Board Practices”.

The Risk Management Committee, among other responsibilities, assures the establishment of an independent management of risk, lays out policies, procedures, measurement methodologies and feedback systems in charge of the identification, measurement and monitoring of risks, as well as the responsibilities of every level of the organization involved in the process.

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

The Risk Management Committee is in charge of Financing Risk, Credit Risk and Technology and Operational Risk. The primary procedures developed by the Risk Management Committee are:

•

Stress tests: stress testing is a support tool for risk management and a complement to the results of risk measurement models. The objective of the tests is to assess the financial vulnerability potential of the Bank in light of the sensitivity of the main variables affecting each risk. In general, a variable with low probability of occurrence, but which if it materializes could lead to a significant overshoot in tolerance limits established for each risk. In addition, they are a tool for assessing the risk profile and are also used in the internal economic capital adequacy assessment process.

•

Economic Capital Calculation: the economic capital calculation is developed for those risks that, due to their importance, could eventually affect our solvency. Risk management is directly related to the calculation of economic capital. Based on the internal models developed, we manage the risks, determine the risk profile, and therefore estimate the capital required for the development of the activities and business, adjusted to the degree of exposure to each risk

Economic capital estimate

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

Liquidity risk

Liquidity risk is defined as the possibility that we may not be able to comply efficiently with expected and unexpected current and future cash flows, and guarantees without affecting our daily operations or financial condition.

Also, market liquidity risk is understood as the risk that a position cannot be offset or unwound at the market price due to:

•	That the assets do not have a sufficient secondary market; or

•	Market alterations.

We have policies on liquidity, which aim to manage it in an efficient way, optimizing the cost and diversification of funding sources, and maximize the utility of the colocations through a prudential management that assures the necessary funding for the continuity of the operations and the fulfilment of the current regulation.

We have implemented a series of measurement and risk control tools, including the regular monitoring of liquidity gaps, differentiated by currency, as well as various liquidity rations, including “bimonetary liquidity ratio”, liquidity ratio coverage (LRC), net stable funding ratio (NSFR), among others.

Market risk

It is defined as the possibility of suffering losses in the Bank’s on and off-balance sheet positions as a result of adverse fluctuations in the market price of various assets.

Market risks include interest rate, foreign exchange and price risks. They are exposed to general and specific market movement and changes in the level of price volatility such as interest rates, credit spreads, foreign exchange rates, shares prices and securities, among others.

We have policies for the management of Market Risk in which the processes of monitoring and control of the risks of variations in the quotations of financial instruments with the objective of optimizing the risk/return relationship, using the structure of limits, models and adequate management tools. In addition, we have adequate procedures and tools that allow the Risk Management Committee and the Assets and Liabilities Committee to measure and manage this risk.

The risks to which the investment portfolios are exposed are monitored through Montecarlo “Value at Risk” (VaR) simulation techniques. We apply the VaR methodology to calculate the market risk of the main positions taken and the maximum expected loss based on a series of assumptions for a variety of changes in market conditions.

Interest rate risk

Interest rate risk is the potential for changes in our financial condition resulting from adverse fluctuations in interest rates, which could have an adverse effect on capital or earnings.

Within the framework of interest rate risk management, we have a series of policies, procedures and internal controls that allow us to monitor the variation of the net present value of assets, liabilities and off-balance sheet items under certain scenarios of disturbance and stress in interest rates risk through Montecarlo simulations. For this purpose, the maximum potential loss is calculated considering a three month time horizon and a 99% level of confidence.

Foreign currency exchange risk

We are exposed to fluctuations in foreign currency exchange rates prevailing in our financial position and cash flows. The largest portion of our foreign currency assets and liabilities are denominated in U.S. dollars.

The position in foreign currency is composed by assets and liabilities denominated in Pesos, to the exchange rate at the closure of the indicated dates. The open position of an institution is composed by assets, liabilities, off-balance-sheet accounts denominated in the foreign currency in which the institution assumes the risk; any devaluation or revaluation of those currencies affects the income statement.

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

Various credit committees, composed of members of the business and risk areas are responsible for reviewing and determining whether to approve certain loans, depending upon relevant market targeted and the amount involved. These include a senior credit committee, a junior credit committee, credit committees by customer’s categories, and credit committees by region. The senior credit committee consists of members of our Board of Directors and senior management and considers loan proposals in excess of Ps.155 million.

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

Operational and technological risk

Operational risk consists of the risk of suffering losses due to inadequate or failed internal processes, systems or persons or due to external events. This definition includes legal risk but excludes strategic and reputational risk.

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

We have a procedure to collect of events and losses for operational risk, which is composed of a collection process of operational events and losses to systematically register the frequency, severity, category and other relevant aspects related to the events and losses for operational risk. The objective is to evaluate the situation upon the event occurrence, to better understand the profile of operational risk and, if applicable, adopt the pertinent corrective measures.

In addition, the Entity has a procedure which stablishes the rules for the confection of self-made risk evaluations and, in the cases of risks exceeding the tolerance limits admitted, guidelines to establish risk indicators and action plans.

The Risk Integral Management produces and sends periodic reports to the Board of Directors, the Risk Management Committee and the Senior Management. Based on these reports, the results of the monitoring of the management of the main risks to which we are exposed are made known. Each report contains information on risk measurement, its evolution, trends, main exposures, control of main limits and the level of capital required by type of risk.

For more information on risk management processes see note 51 “Capital management, Corporate Governance Transparency Policy and Risk management” to our audited consolidated financial statements as of December 31, 2019 and 2018.

Competition

We believe that we have an important advantage over our competitors in providing banking products and services to small communities in some provinces of Argentina as a result of the close community relationships and strong loyalty we have developed over time with our customers in these areas.

We consider Banco Santander Río S.A., Banco de Galicia y Buenos Aires S.A.U., Banco BBVA Argentina S.A., HSBC Bank Argentina S.A. and Banco Patagonia S.A. to be our main competitors among private banks. We also compete with certain regional banks.

In the future, we expect competition to increase in corporate transactions products, long-term lending, mortgage lending and other secured financings, credit cards, personal loans, payroll services and investment management services.

Competitive landscape

We are ranked as the fourth private bank and the sixth bank overall in Argentina in terms of total loans and total deposits as of September 30, 2019. In terms of equity we are ranked as the first private bank and the second bank overall in Argentina as of September 30, 2019.

Below are the rankings of banks across these metrics, figures were prepared based on Central Bank methodology. See “Market and Central Bank Data”:

Total Loans (September 30, 2019)

		Ps. Million	Market Share
1	Banco de la Nación Argentina (1)	430,209	17%
2	Banco de Galicia y Buenos Aires S.A.U.	289,633	11%
3	Santander Rio S.A.	257,139	10%
4	Banco de la Provincia de Buenos Aires (1)	232,732	9%
5	BBVA Frances S.A.	197,834	8%
6	Banco Macro S.A.	193,089	7%
7	HSBC Bank Argentina S.A.	104,886	4%
8	Banco de la Ciudad de Buenos Aires	108,803	4%
9	Industrial and Commercial Bank of China (Argentina) S.A.	94,331	4%
10	Banco Patagonia S.A.	83,062	3%
	Remainder of the Financial System	609,377	23%
	Total Financial System	2,604,094	100%

Source: Central Bank. Figures were prepared based on Central Bank methodology. See “Market and Central Bank Data”.

(1)	Public sector banks.

Total Deposits (September 30, 2019)

		Ps. Million	Market Share
1	Banco de la Nación Argentina (1)	1,030,884	23%
2	Santander Rio S.A.	429,235	9%
3	Banco de la Provincia de Buenos Aires (1)	429,297	9%
4	Banco de Galicia y Buenos Aires S.A.U.	382,810	8%
5	BBVA Frances S.A.	275,296	6%
6	Banco Macro S.A.	257,751	6%
7	HSBC Bank Argentina S.A.	190,672	4%
8	Banco Credicoop Limitado	172,007	4%
9	Banco de la Ciudad de Buenos Aires	171,698	4%
10	Industrial and Commercial Bank of China (Argentina) S.A.	129,609	3%
	Remainder of the Financial System	1,085,407	24%
	Total Financial System	4,554,660	100%

Source: Central Bank. Figures were prepared based on Central Bank methodology. See “Market and Central Bank Data”.

(1)	Public sector banks.

Equity (September 30, 2019)

		Ps. Million	Market Share
1	Banco de la Nación Argentina (1)	120,989	15%
2	Banco Macro S.A.	76,584	10%
3	Banco de Galicia y Buenos Aires S.A.U.	69,844	9%
4	Santander Rio S.A.	57,111	7%
5	BBVA Frances S.A.	56,095	7%
6	Banco de la Provincia de Buenos Aires (1)	51,111	7%
7	Industrial and Commercial Bank of China (Argentina) S.A.C	29,252	4%
8	Banco Patagonia S.A.	26,284	3%
9	Citibank, N.A. (Argentine Branch)	25,513	3%
10	Banco Credicoop Limitado	24,781	3%
	Remainder of the Financial System	249,175	32%
	Total Financial System	787,281	100%

Source: Central Bank. Figures were prepared based on Central Bank methodology. See “Market and Central Bank Data”.

(1)	Public sector banks.

There is a large concentration of branches in the City of Buenos Aires and in the province of Buenos Aires for the financial system as a whole, as shown by the following table. However, we have the most extensive private-sector branch network in Argentina and a leading regional presence holding 66% of our total branches in six provinces including Santa Fe, Córdoba, Misiones, Salta, Tucumán and Jujuy.

	As of September 30, 2019
	Banking system		Banco Macro (1)		Market Share (% share of total of branches in
Province	Branches	% of total	Branches	% of total	each province)
City of Buenos Aires	1,020	21.0%	29	6.3%	2.8%
Buenos Aires (Province)	1,514	32.2%	67	14.5%	4.4%
Catamarca	21	0.4%	1	0.2%	4.8%
Chaco	70	1.4%	2	0.4%	2.9%
Chubut	71	1.5%	6	1.3%	8.5%
Cordoba	469	9.7%	70	15.1%	14.9%
Corrientes	84	1.7%	4	0.9%	4.8%
Entre Rios	134	2.8%	10	2.2%	7.5%
Formosa	39	0.8%	—	0.0%	0.0%
Jujuy	34	0.7%	16	3.5%	47.1%
La Pampa	72	1.5%	2	0.4%	2.8%
La Rioja	27	0.6%	2	0.4%	7.4%
Mendoza	174	3.6%	15	3.2%	8.6%
Misiones	66	1.4%	35	7.6%	53.0%
Neuquén	85	1.8%	5	1.1%	5.9%
Rio Negro	81	1.7%	6	1.3%	7.4%
Salta	80	1.6%	37	8.0%	46.3%
San Juan	41	0.8%	1	0.2%	2.4%
San Luis	48	1.0%	2	0.4%	4.2%
Santa Cruz	51	1.1%	2	0.4%	3.9%
Santa Fe	491	10.1%	105	22.7%	21.4%
Santiago del Estero	60	1.2%	2	0.4%	3.3%
Tierra del Fuego	26	0.5%	2	0.4%	7.7%
Tucuman	95	2,0%	42	9.1%	44.2%
TOTAL	4,853	100%	463	100%	9.5%

Source: Central Bank.

(1)	Includes branches of Banco Macro and Banco del Tucumán.

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

Liquidity and solvency requirements

Since 1994, the Central Bank supervision of financial institutions has been carried out on a consolidated basis. Therefore, all of the documentation and information filed with the Central Bank, including financial statements, must show the operations of each entity’s parent company and all of its branches (in Argentina and abroad), the operations of significant subsidiaries and, as the case may be, of other companies in which such entity holds stock. Accordingly, all requirements relating to liquidity, minimum capital, risk concentration and bad debts’ reserves, among others, are calculated on a consolidated basis.

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

Items deductible from COn1 include, among other things: (a) positive balances resulting from the application of income tax withholdings above 10% of the previous months of basic net worth and balances in favor from deferred tax assets; (b) deposits maintained in a corresponding account with a foreign financial institutions that are not rated as “investment grade,” (c) debt securities not held by the relevant financial institutions, except in the case of securities registered by or in custody of the Central Bank (CRYL), Caja de Valores S.A., or Clearstream, Euroclear and the Depository Trust Company, (d) securities issued by foreign governments whose credit rating is at least ‘investment grade’ according to Communication “A” 5671; (e) subordinated debt instruments issued by other financial institutions; (f) shareholders; (g) real property added to the assets of the financial entity and with respect to which the title deed is not duly recorded at the pertinent Argentine real property registry, except where such assets shall have been acquired in a court-ordered auction sale; (h) intangible assets; (i) items pending allocation, debtor balances and other; (j) certain assets, as required by the Superintendency resulting from differences between carry amount and the fair value of assets or actions taken to distort or disguise the true nature or scope of operations; (k) any deficiency relating to the minimum loan loss provisions required by the Superintendency; (l) equity interests in companies that have the following activities: (i) financial assistance through leasing or factoring agreements, (ii) transitory equity acquisitions in other companies in order to further their development to the extent the ultimate purpose is selling such interest after development is accomplished, and (iii) credit, debit and similar cards emissions; (m) the excess to the limits set forth for secured assets on Section 3 of the rules on “Affectation of Secured Assets” (n) the highest balance of that month’s financial assistance granted during the month, where the advance payments set forth in Section 3.2.5 of the rules on “Lending to the non-financial public sector” surpass the authorized limit and/or are not settled within the terms established therein; (o) income from sales relating to securitization transactions, as applicable, pursuant to the provisions of Sections 3.1.4., 3.1.5.1. and 3.1.5.2., and from portfolio sales or assignments with recourse. This deduction can be applied as long as the credit risk still persists and to the extent in which the capital requirement for the underlying exposures or the sold or assigned portfolio with recourse is maintained; (p) in the case of liabilities from derivatives accounted for at fair value, unrealized gains or losses due to changes in the financial institution’s credit risk will be deductible. The deduction will be limited to the financial institution’s own credit risk adjustments only plus or minus, as the case may be); such adjustments may not be offset against adjustments for counterpart risk; (q) equity interests in financial institutions subject to consolidated oversight, except where not permitted due to the existence of deductible amounts; or in the case of foreign financial institutions. In these cases, the deductions will be the net amount of the allowance for impairment and, when controlled financial institutions subject to the provisions of Section 8.2.1.6., item iii) are involved, the deductions will be 50% of the net amount of profits derived by these entities on a proportional basis to their respective interests.

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

The items mentioned in the previous points will be reduced, if applicable, by the deductible concepts provided in point 8.4.2 of the rules regarding “Financial Entities Minimum Capital”, as amended and supplemented, which are described below.

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

Requirements applicable to dividend distribution

Dividends are calculated based on our statutory financial statements of the Bank, and prepared under Central Bank Rules, that differ in certain significant aspects from IFRS (application of IAS 29 and section 5.5. of IFRS 9). The Central Bank has imposed restrictions on the payment of dividends, substantially limiting the ability of financial institutions to distribute such dividends subject to compliance with the rules set forth in the Restated Regulations on Earnings Distributions, under the criterion that the amount to be distributed cannot affect the institution’s liquidity and solvency, which shall be verified by the satisfaction of certain requirements, on a consolidated basis.

Such regulations provides that the payment of dividends (other than dividends on common shares), the acquisition of treasury shares, the payment on other tier 1 equity instruments (as determined in accordance with the provisions set forth in the rules on “Minimum capital of financial institutions”) and/or the payment of financial incentives (bonuses) to personnel – in this case, subject to the public order labor regulations (legal, statutory and contractual) governing the financial institutions’ relationships with their personnel– shall be subject to these rules.

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

5.	The individual deductibles – regarding asset valuation – established by the Superintendency, including the adjustments derived from the failure to consider agreed adjustment plans.

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

The amount to be distributed, which shall not exceed the limits set forth by the Central Bank, shall not compromise the liquidity and solvency of the institution. This requirement shall be considered satisfied once it has been verified that there are no integration defects in the minimum capital position – whether individual and consolidated – as of the end of the fiscal year to which the unappropriated retained earnings pertain or in the last closed position, whichever has the lesser integration excess, recalculating them together (for such purpose only) with the following effects based on the data relevant as of each such date:

1.	Those arising after deducting the items set forth above in points 1 to 5, if applicable, from the assets.

2.	The failure to consider the deductibles established by the Superintendency affecting the requirements, integrations and minimum capital position.

3.	The deduction of the amounts relating to the following items from the unappropriated retained earnings:

•	the amount to be distributed and, if applicable, the amount allocated to the creation of the reserve to repay debt instruments, capable of integrating the regulatory capital;

•

positive balances due to the application of the minimum presumed income tax – net of allowances for impairment – that have not been deducted from the basic shareholders’ equity, in accordance with the provisions set forth in rules on “Minimum capital of financial institutions”; and

•	adjustments made in accordance with points 1 to 5 above.

4.	The failure to consider the limit set forth in paragraph 7.2. of the rules on “Minimum capital of financial institutions.”

The distribution of earnings shall only be admitted if none of the following events occurs:

•

the institution is subject to the provisions of article 34 “Regularization and Recovery” and article 35 bis “Institution’s restructuring for the purpose of safeguarding loans and deposits” of the Financial Institutions Law;

•	the institution has received financial assistance from the Central Bank under section 17 of its Charter, due to illiquidity;

•	the institution is delayed or in breach of the reporting regime set forth by the Central Bank;

•	the institution records minimum capital integration deficits – whether individually or consolidated – (without computing the effects of the individual deductibles established by the Superintendency);

•

the integration of the average minimum cash – in Pesos, in foreign currency or in sovereign securities – is smaller than the requirement applicable to the last closed position or the projected position, taking into account the effect of the earnings distribution;

•	the institution has failed to comply with the additional capital margins applicable in accordance with Section 4.

Financial institutions shall have prior authorization of the Central Bank for the distribution of their results.

Moreover, on March 19, 2020, in the midst of the Coronavirus crisis, the Central Bank issued Communication “A” 6939, by virtue of which the distribution of dividends by financial entities was temporarily suspended until June 30, 2020.

Unless otherwise indicated, the regulations explained in this section should be applied to financial information of the banks calculated in accordance with Central Bank Rules. IFRS differs in certain significant respects from Central Bank Rules (application of IAS 29 and section 5.5. of IFRS 9).

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

In order to determine the RPC Group “A” financial institutions shall compute as COn1 the positive difference between the accounting provision set forth by point 5.5 of IFRS 9, and the higher of the regulatory provision as calculated by the “Minimum Provision Requirement for Uncollectability Risk Rules” and the accounting provision corresponding to the balance as of November 30, 2019.

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

Credit Risk

The minimum capital requirement in respect of counterparty risk (“CRC”) shall be calculated with the items included, which must be computed on the basis of the balances as of the last day of each month (capital, interests, premiums, restatements – by the CER – and price differences, as appropriate, net of the non-recoverability and devaluation risks provisions and of accumulated depreciation and amortization attributable to them and other regularizing accounts, without deducting 100% of the minimum amount required for the non-recoverability risk provision in the portfolio corresponding to debtors classified as in a “Normal Situation” – points 6.5.1 and 7.2.1 of the rules on “Classification of Debtors”- and financings secured by preferential guarantees “A”)

The minimum capital requirement in respect of counterparty risk must be calculated applying the following equation:

CRC = (k * 0.08* RWAc) + INC

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

“RWAc” stands for capital risk weighted assets calculated by adding the value obtained from applying the following formula:

A * p + PFB * CCF * p + non-DVP + (DVP + RCD + INC significant investments in companies) * 12.5

Variable “A” refers to eligible assets/exposures;

“PFB” are eligible items which are not registered on the balance sheet;

“CCF” the conversion credit factor; and

“p” refers to the weighting factor, expressed on a per unit basis.

DvP” refers to failed delivery against payment transactions (for purposes of these rules, failed payment against payment (PvP) transactions are also included). The amount is determined by the addition of the amounts arrived at by multiplying the current positive exposure by the applicable capital requirement.

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

Each type of asset is weighted according to the level of risk assumed to be associated with it. In broad terms, the weights assigned to the different types of assets are:

Type of Asset	Weighting (%)
Cash and cash equivalents
Cash held in treasury, in transit (when the financial institution assumes responsibility and risk for transportation), in ATMs, in checking accounts and in special accounts with the Central Bank, gold coins or bars	0
Cash items in the process of collection, cash in armored cars and in custody at financial institutions	20
Exposure to governments and central banks
To the Central Bank denominated and funded in Pesos	0
To the public non-financial sector denominated and funded in Pesos, including securitized exposures	0
To the public non-financial sector arising from financing granted to social security beneficiaries or public employees (with discount code)	0
To other sovereign states or their central banks
- AAA to AA-	0
- A+ to A-	20
- BBB+ to BBB-	50
- BB+ to B-	100
- Below B-	150
- Unrated	100
Entities of the non-financial public sector from other sovereigns, pursuant to the credit rating assigned to the respective sovereign	0

Type of Asset	Weighting (%)
- AAA to AA-	20
- A+ to A-	50
- BBB+ to BBB-	100
- BB+ to B-	100
- Below B-	150
- Unrated	100
To the Bank for International Settlements, the IMF, the European Central Bank and the European Community	0

To the non-financial public sector of the provinces, municipalities and/or the Autonomous City of Buenos Aires arising from the acquisition of sovereign bonds issued in Pesos by the central administration, when they do not have any one of the guarantees described in the regulations on “Financing to Non-Financial Public Sector”, pursuant to the credit rating assigned to the respective jurisdiction

- AAA to AA-	20
- A+ to A-	50
- BBB+ to BBB-	100
- BB+ to B-	150
- Below B-	200
- Unrated	200
Exposure to the Multilateral Development Banks (MDB)
The International Bank for Reconstruction and Development (IBRD), the International Finance Corporation (IFC), the Inter-American Development Bank (IDB), the Asian Development Bank (ADB), the European Investment Bank (EIB), among others	0
Other
- AAA to AA-	20
- A+ to A-	50
- BBB+ to BBB-	50
- BB+ to B-	100
- Below B-	150
- Unrated	50
Exposure to local financial institutions
Denominated and funded in Pesos arising from transactions with an initial contractual term of up to 3 months	20

Other. The weighting percentage to be applied will be the one for one category less favorable than the one assigned to the exposures with the Argentine government in foreign currency, as provided for the Exposure to the public non-financial sector and the Central Bank, with a maximum of 100%, except that the grade was less than B-, in which case the weighting percentage will be 150%

Exposure to foreign financial institutions, pursuant to the credit rating assigned to the sovereign of their jurisdiction of incorporation
- AAA to AA-	20
- A+ to A-	50
- BBB+ to BBB-	100
- BB+ to B-	100
- Below B-	150
- Unrated	100
Exposure to companies and other legal entities in the country and abroad, including exchange institutions, insurance companies and stock exchange entities	100
Exposures included in the retail portfolio

Type of Asset	Weighting (%)
Loans to individuals (provided that installments of loans granted by the institution do not exceed, at the time of the agreements, 30% of borrower’s income) and to Micro, Small- and Medium-Sized Companies (“MiPyMEs”)	75
Other	100
Exposures guaranteed by reciprocal guaranty companies (sociedades de garantía recíproca) or public security funds registered with the registries authorized by the Central Bank	50

First mortgage loans on residential property or mortgage loans with any order of preference provided that the institution remains the creditor, irrespective of the order of preference, to the extent that the debt balance under no circumstances exceeds the valuation price of the mortgaged property

If credit facility does not exceed 75% of the appraised value of such real property
- Sole, permanently-occupied family home	35
- Other	50
On the amount exceeding 75% of the appraised value of such real property	100
First mortgage loans on other than residential property or mortgage loans with any order of preference provided that the institution is also the creditor of senior loans
Up to 50% of the lower of the real property market value or 60% of the mortgage loan	50
On the remaining portion of the loan	100
Past due loansover 90 days
Weighting varies according to the loan and specific provisions Created	50-150
Equity holdings	150
Securitization exposures, failed DvP transactions, non-DvP transactions, exposures to central counterparty institutions (CCP) and derivative transactions not included in said exposures	*
Exposures to individuals or companies originated in credit card purchases made in installments of travel tickets to foreign destinations and other touristic services abroad (lodging, car rental), either made directly to the service provider or through a travel agency or web platform	1250
Other assets and off-balance categories	100

*	They receive a special treatment.

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

Limits

On one side, Communication “A” 6620 sets at 15% the limit of exposure with a counterpart of the non-financial private sector. Nevertheless, the limit will be increased by 10 percentage points for the part of the exposures that are covered by preferred collaterals. Additionally, it sets special limits for operating with financial institutions in the country and abroad (the general rule sets it at 25%). In the case of foreign financial institutions that do not have an international risk rating included in the “investment grade” category, the maximum limit is 5%.

On the other side, Communication “A” 6599 sets the global limit of exposure to risk with respect to affiliate counterparties at 20%. In the case of stock held in an investment portfolio, the sum of all the values of exposure to risk corresponding to the total stocks not related to the portfolio shall not exceed 15% (holdings in public services companies or companies dedicated to complementary services to financial activities are excluded). The total limit of stocks and holdings shall be the sum of all the values of exposure to risk corresponding to the total amount of stock in an investment or negotiation portfolio plus the credits for forward operations and sureties entered into in authorized Argentine markets shall not exceed 50%.

Minimum controls to exposures of affiliates

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

Interest rate risk

Until January 1, 2013, financial entities had to comply with minimum capital requirements regarding interest rate risk. These requirements were intended to capture the sensitivity of assets and liabilities to changes in the interest rates. Communication “A” 5369 removed all rules and regulations regarding minimum capital requirements for interest rate risk. Notwithstanding this change, financial entities must continue to calculate the interest rate risk and remain subject to the Superintendence’s supervision. By virtue of Communication “A” 6534, dated July 3, 2018, the Investment Portfolio Interest Rate (RTCI) risk shall be calculated.

Market risk

Overall capital requirements in relation to market risk are based on the sum of the five amounts of capital necessary to cover the risks. Market risk is defined as the possibility of incurring losses in on- and off-balance sheet recorded positions as a result of adverse changes in market prices. The market risk minimum capital requirement is the arithmetic sum of the minimum capital requirement for interest rate (trading portfolio), stock (trading portfolio), exchange rate, commodities and options risks (trading portfolio). To meet this capital requirement, entities must apply a “Standard Measurement Method” based on an aggregate of components that separately capture the specific and general market risks for securities positions.

General considerations. Risks subject to this minimum capital requirement include risks derived from positions in instruments – such as securities and derivatives – recorded as part of the trading portfolio, and risks from foreign currency and commodities positions recorded, indistinctly, as part of the investment or trading portfolio. For the purpose of the above accounting recording, the trading portfolio of financial entities comprises positions in financial instruments included among an entity’s assets for purposes of trading or of providing hedging to other items contained in the portfolio. Pursuant to Communication “A” 6690, a financial instrument may be accounted for as part of the trading portfolio – for purposes of meeting the minimum capital requirement for market risk – if such instrument may be traded free from any restriction or if the instrument may be hedged in full. Also, the portfolio must be actively managed, and its positions must be valued on a daily basis and with the required accuracy. Positions kept for trading purposes are those positions that the entity intends to sell in the short term or from which it intends to derive a profit as a result of changes, either actual or expected, in short-term prices, or by means of arbitrage activities. They include both positions that the entities keep for their own use and those they purchase in the course of services performed for customers or “market making’ activities”. Financial entities must calculate the minimum capital requirement for the counterparty credit risk involved in OTC transactions involving derivatives and securities financing transactions, such as repo transactions (repo agreements), recorded as part of the trading portfolio on a separate and additional basis to the calculation of capital requirements for general market risk and specific market risk of the underlying securities. For this purpose, entities will be required to apply the methods and weighting factors usually applicable when those transactions are recorded as part of the investment portfolio. Entities must have clearly defined policies and procedures in place, designed to determine the exposures that are to be included into or excluded from the trading portfolio in order to calculate their minimum capital requirement for market risk. On the other hand, the investment portfolio will include all securities held by the entity which are not included in the trading portfolio.

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

Minimum capital requirement for commodities risk. The capital requirement for commodities risk establishes the minimum capital required to hedge the risk involved in maintaining positions in commodities – but gold. The calculation of the capital requirement shall express every commodity position in terms of the standard measure unity, and following the rules set forth in Communication “A” 6690.

Minimum capital requirement for positions in options. The calculation of the capital requirement for the risk involved in positions in options may be based on the “simplified method” set forth in Communication “A” 6690 if the entity only purchases options; provided that, the market value of all the options in its portfolio does not exceed 5% of the entity’s RPC for the previous month, or if its positions in sold options are hedged by long positions in options pursuant to exactly the same contractual terms. In all other cases, the entity must use the alternative “delta plus” method, provided for in the regulation.

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

Minimum cash reserve obligations exclude (i) amounts owed to the Central Bank, (ii) amounts owed to domestic financial institutions (excluding special deposits related to inflows of funds – Decree No. 616/2005), (iii) amounts owed to foreign banks (including their head offices, entities controlling domestic institutions and their branches) in connection with foreign trade financing facilities, (iv) cash purchases pending settlement and forward purchases, (v) cash sales pending settlement and forward sales (whether or not related to repurchase agreements), (vi) overseas correspondent banking operations,(vii) demand obligations for money orders and transfers from abroad pending settlement to the extent that they do not exceed a seventy-two (72) business hour term as from their deposit and (iii) demand obligations with business for the sales made by credit card and / or for the purchase.

The liabilities subject to these requirements are computed on the basis of the effective principal amount of the transactions, including differences in rates (either negative or positive), excluding interest accrued, past due, or to become due on the aforementioned liabilities, provided they were not credited to the account of, or made available to, third parties, and, in the case of fixed-term deposit of UVIs and UVAs, the accrued amount resulting from the increment of the value of such unit.

The basis on which the minimum cash reserve requirement is computed is the average of the daily balances of the liabilities:

•

registered at the end of each day during the period (monthly or bimonthly) prior to the one of its integration, in the case the liabilities are denominated in Pesos. In the case of the July/August and December/January periods, it will be of usage the June and November averages, respectively. In the case of September and February it shall be used the average of the previous two-month period.

•	registered at the end of each day during the calendar month, in the liabilities are denominated in foreign currency, or government and corporate securities.

The averages shall be obtained by dividing the aggregate of the daily balances into the total amount of the days of each period.

Such requirement shall be complied with on a separate basis for each currency and/or security and/or instrument under monetary regulation in which the liabilities are denominated.

The table below shows the percentage rates that should be applied to determine the required minimum cash reserve requirement, depending on whether: (i) entities included in Group “A” and / or branches or subsidiaries of banks abroad classified as systemically important (G-SIB) not included in that group; or (ii) the remaining financial entities. Section 4 of the regulations on “Authorities of financial entities” (Autoridades de entidades financieras) of the Central Bank classifies the financial entities in: a) Group “A” which includes those entities in which the amount of their assets is greater than or equal to 1% of the total of the assets of the financial system (for the purposes of calculating this indicator, the average of the assets corresponding to the months of July, August and September of the previous year will be considered, according to the data that arise from the corresponding information regime); and b)

Group “B” composed of all those entities that are not included in Group “A”. The following fees arise from Communication “A” 6616, as amended, dated December 20, 2018, its came into force will depend on the group to which financial entity belongs, being February 2, 2019 for Group “A” and G- SIB and on January 1, 2019 for the remaining entities:

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

5- Time deposits, liabilities under “acceptances”, (including responsibilities for sale or transfer of credits to agents different from financial institutions), stock-exchange repos (cautions and stock exchange passive repos), constant-term investments, with an option for early termination or for renewal for a specified term and variable income, and other fixed-term liabilities, except rescheduled deposits included in the following items 7, 10 y 12 of this table, securities (including negotiable obligations), according to their outstanding term:

(i) Up to 29 days	32	23	11	23
(ii) From 30 days to 59 days	22	17	7	17
(iii) From 60 days to 89 days	4	11	2	11
(iv) From 90 days to 179 days		5		5
(v) From 180 days to 365 days		2		2
(vi) More than 365 days

6- Liabilities owed due to foreign facilities (not including those instrumented by term deposits, unless they are made by residents abroad linked to the entity pursuant to Section 2 of the rules on “Large Exposures to Credit Risk”, nor the acquisition of debt securities, to which they must apply the requirements provided in the previous point)

(i) Up to 29 days		23		23
(ii) From 30 days to 59 days		17		17
(iii) From 60 days to 89 days		11		11
(iv) From 90 days to 179 days		5		5
(v) From 180 days to 365 days		2		2
(vi) More than 365 days
7- Demand and time deposits made upon a court order with funds arising from cases pending before the court, and the related immobilized balances
(i) Up to 29 days	29	15	10	15

	Group A and G- SIB		Rate% Group B
Item	Pesos	Foreign Currency	Pesos	Foreign Currency
(ii) From 30 days to 59 days	22	15	7	15
(iii) From 60 days to 89 days	4	15	2	15
(iv) More than 90 days		15		15
8- Special deposits related to inflows of funds. Decree 616/2005		100		100
9- Time deposits in nominative, non-transferable Peso-denominated certificates, belonging to public sector holders, with the right to demand early withdrawal in less than 30 days from its setting up	32		11
10- Deposits and term investments —including savings accounts and securities (including Notes)— in UVIs and UVAs, according their outstanding term
(i) Up to 29 days	7		7
(ii) From 30 days to 59 days	5		5
(iii) From 60 days to 89 days	3		3
(iv) More than 90 days
11- Labor Work Fund for Construction Industry Workers, denominated in UVA	7		7
12-Deposits and fixed term investments created in the name of minors for funds they receive freely

In the case of transactions in Pesos, when the jurisdiction of the main office where the transaction takes place, according to what is established in Central Bank’s regulations regarding “Categorization of locations for financial entities”, belongs to the categories II to VI, the rates foreseen for demand deposits will be reduced by 2 percentage points and for term placements by 1 percentage point up to a minimum of zero. In both cases, it does not include the impositions in securities. The deferred impositions in Pesos arranged remotely (i.e. through home banking, web time deposits, etc.) will receive the same treatment as those captured in the categories II to VI.

Entities included in Group “A” and branches or subsidiaries of G-SIB not included in that group, may integrate the period and daily requirement in Pesos with “National Treasury Bonds in Pesos at fixed rate November 2020” in up to:

a)	5 points of the rates described in points 1, 2 (in Pesos), 3, sections (i) and (ii) of point 5 (in Pesos) and points 7 (in Pesos) and 9.

b)	2 points of the rate described in section (iii) of points 5 (in Pesos) and 7.

Financial entities included in Group “A” and branches or subsidiaries of G-SIB not included in that group may integrate the period and daily requirement in Pesos with LELIQ and / or NOBAC up to 16 percentage points of the rate provided in section (i) of point 5 (in Pesos) and 9; in up to 13 percentage points of the rates provided by section (ii) of point 5 (in Pesos); in up to 3 percentage points of the rates provided by section (i) and (ii) of point 10 and 11; and in up to 2 percentage points of the rates provided by section (iii) of point 5.

Financial entities not included in the last paragraph up to 3 percentage points of the rates provided by sections (i) and (ii) of point 5, point 9, sections (i) and (iii) of point 10 and point 11; and in up to 2 percentage points of the rates provided in section (iii) of point 5.

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

The minimum cash requirement will be reduced:

1.	in accordance with the participation in the total of financing operations to the non-financial private sector in Pesos in the entity of financing to MiPyMEs in the same currency;

Participation, in the total of financing operations to MiPyMES with respect of total of financing operations to the non-financial private sector, in the institution.	Reductions (over the total of the concepts included in Pesos).
%	%
Less than	0.00
From 4 to less than 6	0.75
From 6 to less than 8	1.00
From 8 to less than 10	1.25
From 10 to less than 12	1.50
From 12 to less than 14	1.75
From 14 to less than 16	2.00
From 16 to less than 18	2.20
From 18 to less than 20	2.40
From 20 to less than 22	2.60
From 22 to less than 24	2.80
From 24 to less than 26	3.00
From 26 to less than 28	3.20
From 28 to less than 30	3.40
30 or more than 30	3.60

It will be considered the mobile average balance at the end of the last 12 months prior to the low report of the financings in Pesos (Loans and Credits for Financial Leases) granted to MiPyMEs in respect of the total of such financings to the non-financial private sector of the institution.

2.

Depending on the granting of financing under the “Ahora 12” Program (The implementation of the Consumer Promotion Program and the Production of Goods and Services named “Ahora 12” was created by Joint Resolution 671/2014 and 267/2014 of the former Ministry of Economy and Public Finance and the Ministry of Industry), in an amount equivalent to 20% of the sum of the financing in Pesos that the entity grants:

i.	whose destination is the acquisition of goods and services included in the aforementioned resolution and its complementary regulations; or

ii.	to non-financial companies issuing credit cards at an annual interest rate of up to 17%, insofar as these companies are part of the “Ahora 12” Program.

Effective from March 1st, 2020, Communication “A” 6916 increases the 20% decrease of the requirement for the “Ahora 12” to 35% on the aggregate of the financings. Amended by Communication “A” 6937 the limit for the calculation of this decrease is raised to 6% over the items subject to the Central Bank Rules of Minimum Cash.

3.

Depending on the cash withdrawals made through institution ATMs. The requirement will be reduced by the amount calculated on the basis of the monthly average of total daily cash withdrawals from ATMs, corresponding to the prior month, located in the institution’s operational houses, according to the jurisdiction in which is located, in accordance with the provisions of the “Locations for Financial Institutions Categorization Rules”.

For this purpose, the included ATMs are those that – at least – allow users to make cash withdrawals regardless of the institution in which they are customers and the network managing such equipment and that –on a monthly average, computing business and non-business days – have remained accessible to the public for at least ten hours a day.

4.

In the case of financial entities included in Group “A”, the requirement will be reduced by an amount equivalent to the 30% of the aggregate of all financing in pesos to MiPyMEs – in accordance with the definition contained in the “Determination of the Status of Micro, Small or Medium-Sized Enterprises Rules”- agreed at a maximum interest of:;

a.	40% fixed nominal per annum until and including February 16, 2020 (which may continue to be counted until its termination).

b.	35% fixed nominal per annum from February 17, 2020.

For this purpose, the average monthly balance of the financings granted the period before the requirement was calculated that meets the above conditions shall be included. This deduction may not exceed 2% of the items in Pesos subject to the requirement, on average, of the month prior to the calculation.

The financings calculated for the point 1.5.4 deduction cannot be included for the determination of the point 1.5.1 deduction.

5.	In accordance with the special treatment provided for financing under Resolution No. 1/19 of the Ministry of Territorial Development and Habitat.

For the period from February 2020 until January 2021 inclusive, the minimum cash requirement in Pesos will be reduced by 0.8% over the contractual balance – at the end of November 2019- from the financings that the institution decides to subject to the special treatment provided by point 6.4 of the “Credit Policy Rules”.

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

Compliance with the minimum cash reserve requirement will be measured on the basis of the monthly average of the daily balances of eligible items maintained during the period to which the minimum cash reserve refers by dividing the aggregate of such balances by the total number of days in the relevant period. The compensation of deficit positions with surplus positions corresponding to different requirements will not be accepted.

The aggregate balances of the eligible items referred to above, maintained as of each daily closing, may not, on any one day during the month, be less than 25% of the total required cash reserve, determined for the next preceding period, recalculated on the basis of the requirements and items in force in the month to which the cash reserves relate, without considering the effects of the application of the provisions of section “1.7 Transfers” of the “Minimum Cash” rules. The daily minimum required is 50% when a deficit to the admitted transfer margin occurs in the previous period.

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

The NSFR shall be at all times greater than or equal to 1 (NSFR > 1). It shall be supplemented with the assessment made by the Superintendency. The Superintendency may demand the institution to adopt stricter standards to reflect its funding risk profile, also taking into account the assessment made in connection with the “Risk Management Guidelines for Financial Institutions” in connection with the institution’s liquidity.

The Financial Institutions shall observe the NSFR all times and report it on a quarterly basis to the Superintendency.

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

On March 21, 2016, the Central Bank issued Communication “A” 5927 (as supplemented by Communication “A” 5928) that established new rules aimed at protecting the financial user and an increase of the banking services use. In this regard, beginning on April 1, 2016, the electronic transfers ordered or received by clients categorized as financial services costumers will not be charged with fees or commissions. For clients that do not meet this category, as companies, transfers of funds up to Ps.250,000, ordered or received by electronic means, will not be charged fees or commissions. Communication “A” 5927 also established that immediate transfers of funds up to Ps. 100,000 per day and account can be made via Home Banking every day of the year.

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

Loans and Housing Units

The Central Bank has adopted measures for taking deposits and extending loans expressed in a special measuring unit adjustable by the CER. These special units are referred to as “UVAs”.

In addition, Law No. 27,271 provides for the adjustment of deposits and loans by reference to the construction index, expressed in a special measuring unit referred to as Housing Units (Unidades de Vivienda or “UVIs”).

Consequently, UVAs and UVIs coexist and may be used both with respect to bank loans and deposits. The initial value of the UVI was Ps.14.05 (the same as the UVA), representing the cost of construction of one thousandth square meter of housing as of March 31, 2016. As of May 13, 2020 the value of UVI and UVA are 49.22% and 53.70%, respectively.

Both units are amended based on the indices published by the INDEC and the Central Bank on its website.

Foreign Exchange System

On September 1, 2019, with the purpose of strengthening the normal functioning of the economy, fostering a prudent administration of the exchange market, reducing the volatility of financial variables and containing the impact of the variations of financial flows on the real economy, the Argentine government reinstated exchange controls. The new controls apply with respect to access to the foreign exchange market by residents for savings and investment purposes abroad, the payment of external financial debts abroad, the payment of dividends in foreign currency abroad, payments of imports of goods and services, and the obligation to repatriate and settle for Pesos the proceeds from exports of goods and services, among others.

For further information on this topic, please refer to “Item D – Exchange Controls”.

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

i.	financings for purposes other than those mentioned in (a) to (d) above, included under the IDB credit program (“Préstamos BID N° 119/OC-AR”), not exceeding 10% of the lending capacity;

j.	inter-financing loans;

k.	Central Bank bills (Letras y Notas) denominated in U.S. dollars;

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

The lending capacity shall be determined for each foreign currency raised, resulting from the aggregate of deposits and inter-financial loans received, which have been reported by the granting financial institution as coming from its foreign currency deposit lending capacity net of the minimum cash requirement on deposits, and such determination being made on the basis of the monthly average of daily balances recorded during each calendar month. Any defect in the application shall give rise to an increase in the minimum cash requirement in the relevant foreign currency.

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

Further changes to the GEP regulation have been introduced by Communications “A” 6770 and 6780. Prior acceptance by the Central Bank is required to increase the ownership of foreign currency from the higher of the average foreign currency owned in August 2019 and at the close of August 31, 2019. Moreover, the institutions are not permitted to buy securities on the secondary market with liquidation on foreign currency.

Foreign Currency Net Global Position

The foreign currency net global position shall consider all assets, liabilities, commitments and other instruments and transactions through financial intermediation in foreign currency or linked to exchange rate movements, including cash, forward transactions and other derivative contracts, deposits in foreign currency in accounts opened with the Central Bank, gold position, the Central Bank monetary regulation instruments in foreign currency, subordinated debt in foreign currency and debt instruments in foreign currency.

Forward transactions under master agreements executed in authorized domestic markets paid by settlement of the net amount without delivery of the underlying asset are also included. Likewise, certificates or notes issued by financial trusts and claims under common trusts are also included in the relevant proportion, provided that the underlying assets are denominated in foreign currency. The value of the position in currencies other than U.S. dollars shall be expressed in that currency, at the respective exchange rate published by the Central Bank.

Decreases in foreign currency assets due to the pre-cancellation of local financing to private sector customers, can only offset the foreign currency net global position up to the original term of maturity with the net increase in holdings of National Treasury securities in foreign currency. At the original maturity of local financing in foreign currency, it may be offset with the purchase of any foreign currency assets computable at the foreign currency net global position.

Deductible assets when determining a bank’s RPC, Argentine government bonds linked to the growth of the GDP, the included concepts that the financial entity registers in its branches abroad and the loan agreements in Pesos with variable remuneration based on the variation in the price of the U.S. dollars that are not covered by the term investments with variable remuneration based on the U.S. dollar are excluded from the ratio.

Limits

Negative Foreign Currency Net Global Position (liabilities exceeding assets): the limit is 30% of the RPC of the immediately preceding month (Communication “A” 6781).

Positive Foreign Currency Net Global Position (assets exceeding liabilities): This daily position (daily balance converted to Pesos at the reference exchange rate of the immediately preceding month) cannot exceed 5% of the RPC of the immediately preceding month.

Positive Foreign Currency Net Global Position in Cash: this daily position (daily balance converted to Pesos at the reference exchange rate of the immediately preceding month) cannot exceed the higher of U.S.$ 2,500,000 or the 4% of the RPC of the immediately preceding month.

As of June 18, 2018, the Central Bank allows that the Positive Foreign Currency Net Global Position may reach up to 30% of the RCP, while the total excess over the general limit originates only as a result of:

a) increase in the position in U.S. Treasury bills in U.S. dollars with respect to those held as of June 15, 2018, and/or

b) position in U.S. Treasury bills in U.S. dollars as of June 15, 2018, maintained as excess admitted to the current limit as of that date.

c) increase in the position in National Treasury bills linked to U.S. dollars with respect to those held as of May 13, 2019.

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

Credit Portfolio

The regulations on debt classification are designed pursuant to Central Bank Rules, which differ from IFRS to establish clear guidelines for identifying and classifying the quality of assets, as well as evaluating the actual or potential risk of a lender sustaining losses on principal or interest, in order to determine (taking into account any loan security) whether the provisions against such contingencies are adequate. Banks must classify their loan portfolios into two different categories: (i) consumer or housing loans and (ii) commercial loans. Consumer or housing loans include housing loans, consumer loans, credit-card financings, loans of up to Ps. 29,740,000 to micro-credit institutions, and commercial loans of up to Ps. 29,740,000 with or without preferred guarantees when the institution elected. All other loans are considered commercial loans. Consumer or housing loans in excess of Ps. 29,740,000, the repayment of which is linked to the evolution of its productive or commercial activity, are classified as commercial loans. If a customer has both kinds of loans (commercial and consumer or housing loans), the consumer or housing loans will be added to the commercial portfolio to determine under which portfolio they should be classified based on the amount indicated. In these cases, the loans secured by preferred guarantees shall be considered to be at 50% of its face value.

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

Minimum Credit Provisions

Unless otherwise indicated, the financial regulations described in this section have been prepared in accordance with Central Bank Rules. IFRS differs in certain significant respects from Central Bank Rules. See Item 5B.“Critical accounting policies” and note 3 to our audited consolidated financial statements as of December 31, 2019, 2018 and 2017.

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

In the case of commercial loans, applicable regulations require a minimum frequency of review. Such review must take place: (i) quarterly for clients with indebtedness equal or greater than 5% of the financial entity’s RPC for the prior month and (ii) semi-annually for clients whose indebtedness is (x) higher than the lower of 1% and Ps. 29.740.000 of the financial entity’s RPC for the prior month, and (y) lower than 5% of the financial entity’s RPC for the prior month. At the end of the first calendar semester, the total review under (i) and (ii) should have covered no less than 50% of the financial entity’s commercial loan portfolio and, if less, it shall be completed by incorporating clients (in descending order) whose total indebtedness is inferior to the limits described in the preceding point (ii)(x).

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

Allowances for loan losses

The Central Bank Rules establishes minimum requirements for allowances for loan losses, in accordance with the category assigned to the client and the type of guarantee. Entities may have allowances for amounts higher than the minimum requirements, as deemed reasonable. Allowances are designed pursuant to the Central Bank Rules which differ from IFRS. See Item 5B.“Critical accounting policies” and note 3 to our audited consolidated financial statements as of December 31, 2019 and 2018.

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

Priority rights of depositors

Under section 49 of the Financial Institutions Law, in the event of judicial liquidation or bankruptcy of a bank all depositors, irrespective of the type, amount or currency of their deposits, will be senior to the other remaining creditors (such as shareholders of the bank), with exceptions made for certain labor liens (section 53 paragraphs (a) and (b)) and for those creditors backed by a pledge or mortgage, in the following order of priority: (a) deposits of up to Ps.50,000 per person (including all amounts such person deposited in one financial entity), or its equivalent in foreign currency, (b) all deposits of an amount higher than Ps. 50,000 or its equivalent in foreign currency, and (c) the liabilities originated in commercial lines granted to the financial institution and which directly affect international commerce. Furthermore, pursuant to section 53 of the Financial Institutions Law, as amended, Central Bank claims have absolute priority over other claims, except for pledged or mortgaged claims, certain labor claims, the depositors’ claims pursuant to section 49, paragraph e), points i) and ii), debt granted under section 17, paragraphs (b), (c) and (f) of the Central Bank’s Charter (including discounts granted by financial entities due to a temporary lack of liquidity, advances to financial entities with security interest, assignment of rights, pledges or special assignment of certain assets) and debt granted by the Banking Liquidity Fund backed by a pledge or mortgage.

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

The SSGD covers deposits made by Argentine individuals and legal entities in Pesos and foreign currency and maintained in accounts with the participating financial institutions, including checking accounts, savings accounts, and time deposits up to the amount of Ps.350,000, as set forth by Central Bank Communication “A” 5659, dated October 31, 2014, as amended, which pursuant to Communication “A” 6654 of the Central Bank, dated February 26, 2019, as of march 1, 2019 the amount covered by the SSGD is currently Ps.1,500,000.

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

The SSGD does not cover: (i) deposits maintained by financial institutions in other financial institutions, including certificates of deposit bought in the secondary market, (ii) deposits made by persons directly or indirectly affiliated with the institution, (iii) time deposits of securities, acceptances or guarantees, (iv) any transferable time deposits that have been transferred by endorsement, (v) any deposits in which the agreed-upon interest rate is higher than the reference interest rates periodically released by the Central Bank for time deposits, with the exception of those arranged in Pesos at the minimum nominal rate for human beings up to the sum of Ps. 1,000,000 per depositor, and demand deposit account balances and available amounts from overdue deposits or closed accounts, and (vi) immobilized balances from deposits and excluded transactions.

Pursuant to Communication “A” 5943, every financial institution is required to contribute to the FGD a monthly amount of 0.015% of the monthly average of daily balances of deposits in local and foreign currency, as determined by the Central Bank.

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

Central Bank’s preventive measures in response to the pandemic of COVID-19

The Argentine government and the Central Bank issued a series of preventive measures in order to mitigate the COVID-19 pandemic’s economic impact. In this regard, on March 19, 2020, the Executive Branch issued Decree No. 297/2020 by means of which a mandatory quarantine was established from March 20, 2020 through March 31, 2020, which was then subsequently extended through May 24, 2020 (the “Quarantine Period”). However, since April 13, 2020, the government supervised a gradual relaxation of the quarantine and social distancing measures.

In this context, the Central Bank issued Communications “A” 6939 and “A” 6942, by means of which it was determined that during the Quarantine Period: (i) financial institutions shall not be open to the public; and (ii) the maturity of financings granted by local financial institutions scheduled for the Quarantine Period were postponed. Communication “A” 6949 also waived any punitive interest on unpaid balances in credits granted by financial entities.

On a different note, by means of Communication “A” 6939, the Central Bank suspended, until June 30, 2020, the distribution of dividends by financial entities. For more information, please see “Argentine Banking Regulations— Requirements applicable to dividend distribution.”

Through Communication “A” 6945, the Central Bank decided that until June 30, 2020, any operation effected through ATMs shall not be subject to any charges or fees.

By virtue of Communication “A” 6964, the Central Bank determined that the unpaid balances of credit cards financings due between April 13, 2020 and April 30, 2020, will be automatically refinanced in nine equal consecutive monthly installments beginning after a three-month grace period. Moreover, by means of Communication “A” 6993, dated April 24, 2020, the Central Bank established a zero interest-rate financings policy, applicable only to the eligible clients to be determined in the future by the AFIP, in accordance with Communication “B” 12001. For more information, see “Item 4.B—Argentine Banking Regulation— Credit Card Interest Rate.”

Additionally, on March 25, 2020, the Executive Branch issued Decree No. 312/2020, by means of which both the obligation to close and inhibit checking accounts, as well the imposition of penalties, were originally suspended until April 30, 2020, which was susbsequently extended until June 30, 2020 by virtue of Decree 429/2020. Furthermore, Decree No. 319/2020 established the freezing of mortgage payments if the mortgaged property is the only and permanent residence of the debtor, until September 30, 2020. The Decree also resolved the freezing of UVA pledge loans (créditos prendarios) and the suspension of mortgage foreclosures until September 30, 2020. For more information, please see “Item 3.D—Risk Factors—Risks related to the Argentine financial system—Our asset quality and that of other financial institutions may deteriorate if the Argentine private sector does not fully recover”.

Other measures

•

Classification of Debtors: On March 19, 2020, the Central Bank issued Communication “A” 6938, by virtue of which new rules regarding the criteria for debtor classification and provisioning are to be adopted. Among these rules, commercial portfolio clients of credits for consumption or housing –will be granted a default 60-day rule – applicable until September 30, 2020.

•

Facilities and Government Guarantees to Finance Payment Of Salaries: Decree 326/2020 created a fund of specific application within the FOGAR (acronym in Spanish for Fondo de Garantías Argentino, or Argentine Guarantee Fund), with the aim of backing financings provided to SMEs by financial entities in order to pay salaries. Simultaneously, the Central Bank also reduced the positions restrictions on the maximum position in liquidity notes from the Central Bank (LELIQ), in order to make available liquidity and encourage the provision of credit lines to SMEs. In this line, on March 26, 2020, the Central Bank also issued Communication “A” 6946, by means of which the facilities granted at a preferential rate (not more than 24% per year) within the framework of Communication “A” 6937 may be deducted from the requirement of minimum cash in pesos, considering 130% of its amount when its destination is the payment of assets and the granting entity is the agent of payment of those assets. These assistances will be foreseen -up to their cancellation- based on the classification of the Small and Medium-Sized company at the time of granting. The amounts of: a) the reduction of the provisions by application of this measure; b) the reduction of the provisions due to the suspension of the application of the expected credit losses criterion for Group B entities; and c) the increase in the RPC due to the positive difference between the provisions according to IFRS and according to the Central Bank’s regulatory framework for Group A entities, must be subtracted from the calculation to determine the distributable profit.

•

Remote shareholders and board of directors meetings: By means of CNV’s General Resolution No. 830/2020, dated March 3, 2020, publicly listed entities are allowed to celebrate remote shareholders and board of directors meetings, via electronic means, even if their respective bylaws do not foresee this method, respecting the minimum requirements to ensure the integrity of the vote of each participant and the presence of all shareholders and members,. At the first face-to-face meeting after the Quarantine Period, the shareholders’ meeting shall, with the quorum and the majority for the reform of the bylaws, approve any meetings held remotely.

•

Automatic credit card refinancing. By means of Communication “A” 6964, the Central Bank determined that the unpaid balances of credit cards financings that take place between April 13, 2020 and April 30, 2020, will be automatically refinanced in nine equal consecutive monthly installments beginning after a three-month grace period. From April 13, 2020, such unpaid balances shall only accrue compensatory interests, which cannot exceed an annual nominal rate of 43%.

•

Time deposits minimum rate. By virtue of Communication “A” 6980, the Central Bank ruled that all non-adjustable time deposits under Ps. 1 million integrated by natural people as of April 20, 2020, shall have a minimum rate equivalent to the 70% of the average LELIQ’s tendering.

•	Securities-guaranteed transactions prohibition. By means of Communication “A” 6978, the Central Bank forbid financial institutions to guarantee transactions via securities (caución bursátil).

•	Deposit Insurance System. Pursuant to Communication “A” 6973, the Central Bank raised the amount covered by the Deposit Insurance System to Ps. 1,500,000.

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

On September 9, 2013, the CNV published Resolution No. 622/2013 (the “CNV Rules”) supplementing the Capital Markets Law. On May 9, 2018, the Argentine Congress approved the Argentine Productive Financing Law No. 27,440, which modernized and completed the legal framework of the Argentine capital markets. Law No. 27,440 amended the legal framework of the capital markets (Law No. 26,831), mutual funds (Law No. 24,083), negotiable obligations (Law No. 23,576), the Argentine Civil and Commercial Code (Law No. 26,994), financing of housing and construction (Law No. 24,441), the subjects obliged to report on concealing and asset laundering of criminal origin in the capital market framework (Law No. 25,246), and the tax relief regime for the purchase of private securities (Law No. 20,643).

TM20

Beginning October 5, 2017, the Central Bank has begun to publish on a daily basis a survey of the average interest rates paid by Banks for their fixed-term deposits of over Ps.20 million, for terms of between 30 and 35 days (the “TM20”), in order to reflect the behavior of wholesale depositors.

A TM20 denominated in U.S. dollars will also be published for deposits for the same term that are for U.S.$20 million or more.

The information published by the Central Bank is broken down by public vs. private banks, both for operations in Pesos and foreign currencies.

Financial institutions with economic difficulties

The Financial Institutions Law provides that any financial institution, including a commercial bank, (i) with its solvency or liquidity affected, in the opinion of the Central Bank; (ii) recording deficiencies on the minimum cash reserve requirement during the periods established by the Central Bank; (iii) recording repeated failures to comply with the various limits or technical relations established; or (iv) that could not maintain the minimum asset liability required for its particular class, location or characteristics, must (upon request from the Central Bank and in order to avoid the revocation of its license) prepare a restructuring plan or a remediation and regularization plan. The plan must be submitted to the Central Bank on a specified date, no later than thirty (30) calendar days from the date on which a request to that effect is made by the Central Bank. If the institution fails to submit, secure regulatory approval of, or comply with, a restructuring plan, the Central Bank will be empowered to revoke the institution’s license to operate as such, without prejudice to the application of the penalties provided for in the aforementioned law.

The Central Bank may appoint overseers with veto power, require the provision of guarantees and limit or forbid the distribution or remittance of profits, temporarily admit exceptions to the relevant limits and technical relations; exempt or defer the payment of charges and/or fines as provided by the Financial Institutions Law.

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

Institution restructuring to safeguard credit and bank deposits

If a financial institution meets the Central Bank’s criteria and is found to be in any of the situations foreseen by Section 44 of the Financial Institutions Law, the Central Bank may authorize the restructuring of the financial institution in defense of depositors, prior to revocation of the authorization to operate. The restructuring plan may consist of certain steps, including, among others:

•	adoption of a list of measures to capitalize or increase the capital of the financial institution;

•	revoke the approval granted to the shareholders of the financial institution to hold interests therein;

•	exclusion or transfer assets and liabilities;

•	judicial intervention of the institution, displacing the statutory administrative authorities, and determine the capabilities needed to comply with the assigned function.

Revocation of the license to operate as a financial institution

The Central Bank may revoke the license to operate as a financial institution (a) as a request of the legal or statutory authorities of the institution; (b) in the cases contemplated by the Argentine Civil and Commerce Code or in the laws governing its existence as a legal entity; (c) when, as opinion of the Central Bank, the affections to the solvency and/or liquidity of the institution cannot be solved through a regularization and sanitation program; (d) in the rest cases provided by the Financial Institutions Law.

Liquidation of financial institutions

As provided in the Financial Institutions Law, the Central Bank must notify the revocation decision to a competent court, which will then determine who will liquidate the entity: the corporate authorities (extrajudicial liquidation) or an independent liquidator appointed by the court for that purpose (judicial liquidation). The court’s decision will be based on whether there are sufficient assurances that the corporate authorities are capable of carrying out such liquidation properly, prior authorization of the Central Bank and in the cases provided by subsections a) and b) of section 44 of the aforementioned law.

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

Once the bankruptcy has been adjudged, provisions of the Bankruptcy Law No. 24,522 (the “Bankruptcy Law”) and the Financial Institutions Law shall be applicable. In certain cases, specific provisions of the Financial Institutions Law shall supersede the provisions of the Bankruptcy Law (i.e., priority rights of depositors).

Merger and transfer of goodwill

Merger and transfer of goodwill may be arranged between entities of the same or different type and will be subject to the prior approval of the Central Bank. The new entity or the buyer must submit a financial-economic structure profile supporting the project in order to obtain authorization from the Central Bank.

Holding Companies

On June 28, 2019, the Central Bank ruled, through Communication “A” 6723, with effect from January 1, 2020, that Group “A” financial institutions (in accordance with the “Financial Institutions Authorities” rules) which are controlled by non-financial institutions (as in our case in relation with the Bank) shall comply with the Minimum Capital requirements (please see “Argentine Banking Regulation—Liquidity and Solvency Requirements—Minimum Capital Requirements”), the Major Exposure to Credit Risk regulations (please see “Argentine Banking Regulation—Credit Risk Regulation—Large Exposures”), the Liquidity Coverage Ratio (please see “Argentine Banking Regulation—Internal Liquidity Policies of Financial Institutions”) and the Net Stable Funding Ratio (please see “Argentine Banking Regulation—Liquidity Parameters—Net Stable Funding Ratio”) on a consolidated basis comprising the non-financial holding and all its subsidiaries (excluding insurance companies and non-financial subsidiaries).

Additionally, Group “A” financial institutions may not grant direct or indirect financial assistance of any kind to its holding company whenever it is a non-financial institution.

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

Credit card interest rate

Recently, by virtue of Communication “A” 6964, the Central Bank determined that the unpaid balances of credit cards financings that take place between April 13, 2020 and April 30, 2020, shall be automatically refinanced for at least one year with 3 grace months in 9 equal and consecutive monthly installments. From April 13, 2020, such unpaid balances shall only accrue compensatory interests, which cannot exceed an annual nominal rate of 43% nor shall they exceed 25% of the resulting from the average interest rates that the entity has applied, during the previous month, taking only into consideration the corresponding amount of personal loans without security guarantees granted in the same period.

Furthermore, by means of Communication “A” 6993, dated April 24, 2020, the Central Bank established a zero interest-rate financing policy (applicable only to the eligible clients to be later determined by AFIP in accordance with Communication “B” 12001), to whom the financial institutions may grant credit card financings to be paid in at least 12 equal and consecutive installments after a 6-month grace period. In regards to these loans, the minimum cash requirement will be reduced in accordance with the provisions of Decree No. 332/2020 (as amended and restated). Additionally, companies which are granted a zero interest-rate loan may not, until full repayment: (i) access the foreign exchange market to carry out operations corresponding to the formation of external assets, remittance of family aid and derivatives; and, (ii) sell securities with settlement in foreign currency or transfer them to other depositary entities (contado con liquidación).

Fintech regulations

The Central Bank has recently issued Communications “A” 6885 (repealing Communication “A” 6859), by means of which it began to regulate certain aspects of Fintech operations. Through these communications, it defined Payment Service Provider (“PSP”) as those non-financial entities in retail payments, performing under the global framework of the payment system, such as offering payment accounts to order and/or receive payments.

On January 30, 2020, the Central Bank issued Communication “A” 6885, by means of which consolidated the rules for the operation of PSPs and established a specific registry for them. Particularly, Communication “A” 6885 forbids entities to operate as PSP if (i) they are not properly incorporated in Argentina; (ii) they are incorporated as a stock exchange, clearing chamber or agent under the CNV Rules; or (iii) if its capital, right votes, administrative or inspection body are integrated by people disqualified for performing financial activities in Argentina by the Financial Institutions Law, condemned by crimes against property, the public administration, the economic and financial order or public faith, privacy violations, illicit association or by section 1.b of the Foreign Exchange Criminal Regime.

Regarding the registry, Communication “A” 6885 commands that all PSPs that offer payment account must register with the “Registry of Payment Service Providers that Offer Payment Accounts”. Additionally, all PSPs shall comply with a reporting regime to be furthered ruled by the Central Bank.

In what respects to the management of the funds, it provided that all funds credited to payment accounts offered by PSPs shall be (i) available at all times, for an amount at least equivalent to the one credited in the payment account; (ii) deposited in Pesos, in on-sight accounts in Argentine financial entities; and (iii) on an independent on-sight account from the one used for trading for own account (e.g.: creditor or salary payments).

Any breach of the rules as set on the abovementioned communication is submitted to the sanctions of the Financial Institutions Law.

Anti-Money Laundering and Terrorism Financing Regime

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

On April 13, 2000, the National Congress passed Law No. 25,246, subsequently amended by Laws No. 26,087, 26,119, 26,268, 26,683 and 26.734 (jointly, the “AML/ CFT Law”), which created at the national level the Anti- Money Laundering and Terrorism Financing Regime (“AML/CFT Regime”), criminalizing money laundering, creating and designating the UIF as the enforcement authority of the regime, and establishing the legal obligation for various public and private sector entities and professionals to provide information and cooperate with the UIF.

The UIF is a decentralized agency that operates with autonomy and financial independency under the Ministry of Economy, and its mission is to prevent and deter the crimes of money laundering and terrorist financing.

The following are certain provisions relating to the AML/CFT Regime established by the AML/ CFT Law and its amending and complementary provisions, including regulations issued by the UIF and the CNV and the Central Bank. It is recommended that investors consult their own legal advisors and read the AML/ CFT Law and its complementary regulations.

Money laundering and terrorist financing in the Argentine Criminal Code

a) Money laundering

Section 303 of the Argentine Criminal Code (the “ACC”) defines money laundering as a crime committed whenever a person converts, transfers, manages, sells, encumbers, conceals or in any other way puts into circulation in the market, property derived from an unlawful act, with the possible consequence that the origin of the original property or the subordinate property acquires the appearance of a lawful origin, either in a single act or by the repetition of various acts linked to each other. Section 303 of the ACC establishes the following penalties:

(i) If the amount of the operation exceeds Ps.300,000, imprisonment of three (3) to ten (10) years and fines of two to ten times the amount of the operation shall be imposed. This penalty will be increased by one third of the maximum and half of the minimum, when:

(a) the person performs the act on a habitual basis or as a member of an illicit association constituted for the continuous commission of acts of this nature;

(b) the person is a public official who committed the act in the exercise or on the occasion of his/her functions. In this case, he/she shall also be subject to a penalty of special disqualification of three to ten years. The same penalty shall be imposed to anyone who has acted in the exercise of a profession or occupation requiring special qualification.

(ii) anyone who receives money or other property from a criminal offence for the purpose of applying them in an operation as described above, which gives them the possible appearance of a lawful origin, shall be punished with imprisonment from six (6) months to three (3) years;

(iii) if the value of the goods does not exceed Ps. 300,000, the penalty shall be imprisonment for a term of six months to three years.

b) Penalties for legal persons.

Furthermore, Section 304 of the ACC provides that when the criminal acts have been committed in the name of, or with the intervention of, or for the benefit of a legal person, the following sanctions shall be imposed to the entity jointly or alternatively:

(i) fine of two (2) to ten (10) times the value of the property subject to the offence;

(ii) total or partial suspension of activities, which in no case shall exceed ten (10) years;

(iii) debarment for public tenders or bidding processes or any other State-related activities, which in no case shall exceed ten (10) years;

(iv) dissolution and liquidation of the legal person when it was created for the sole purpose of committing the offense, or such acts constitute the main activity of the entity;

(v) loss or suspension of any State benefit that it may have;

(vi) publication of an extract of the condemnatory sentence at the expense of the legal entity.

In order to calibrate these sanctions, the Court will take into account the failure to comply with internal rules and procedures, the omission of vigilance over the activity of the authors and participants; the extent of the damage caused, the amount of money involved in the commission of the offense, the size, nature and economic capacity of the legal entity. In the cases in which it is essential to maintain the operational continuity of the entity, or of a public work, or particular service, the sanctions of suspension of activities or dissolution and liquidation of the legal person shall not be applicable.

c) Terrorism financing

Section 306 of the ACC criminalizes the financing of terrorism. This offence is committed by any person who directly or indirectly collects or provides property or money, with the intention of it being used, or in the knowledge that it will be used, in full or in part:

(i) To finance the commission of acts which have the aim of terrorizing the population or compelling national public authorities or foreign governments or agents of an international organization to perform or refrain from performing an act (according to section 41.5 of the ACC);

(ii) By an organization committing or attempting to commit crimes for the purpose set out in (i);

(iii) By an individual who commits, attempts to commit or participates in any way in the commission of offences for the purpose set out in (i).

The penalty is imprisonment of five (5) to fifteen (15) years and a fine of two (2) to ten (10) times the amount of the operation. Likewise, the same penalties shall apply to legal persons as described for the crime of money laundering.

Reporting Subjects obliged to inform and collaborate with the UIF

The AML/CFT Law, in line with international AML/CFT standards, not only designates the UIF as the agency in charge of preventing money laundering and terrorism financing, but also establishes certain obligations to various public and private sector entities and individuals, which are designated as Reporting Subjects (“Sujetos obligados”), which are legally bound to inform and collaborate with the UIF.

In accordance with the AML/ CFT Law and the regulations complementing it, the following persons, among others, are Reporting Subjects before the UIF:

(i)	banks, financial entities and insurance companies;

(ii)

exchange agencies and natural and legal persons authorized by the Central Bank to intervene in the purchase and sale of foreign currency with funds in cash or checks issued in foreign currency or through the use of debit or credit cards or in the transfer of funds within or outside the national territory;

(iii)

Settlement and Clearing Agents, Trading Agents; natural and/or legal persons registered with the CNV acting in the placement of investment funds or other collective investment products authorized by such agency; Crowdfunding companies, Global Investment Advisors and the legal persons acting as financial trustees whose trust securities are authorized for public offering by the CNV, and the agents registered by the above mentioned controlling agency that intervene in the placement of negotiable securities issued within the framework of the above mentioned financial trusts;

(iv)	government organizations such as the Central Bank, Federal Public Revenue Administration (AFIP), the Superintendence of Insurance of the Nation (SSN), the CNV and the Public Registry (IGJ); and

(v)	professionals in the area of economic sciences and notaries public.

The Reporting Subjects have the following duties:

(i) obtaining from clients’ documents that indisputably prove their identity, legal status, domicile and other information, concerning their operations needed to accomplish the intended activity (know your customer policy);

(ii) conduct due diligence procedure on its clients and report any suspicious operation or fact (which, in accordance with the usual practices of the area involved, as well as the experience and competence of the Reporting Subjects, are operations that are attempted or completed which were previously identified as unusual operations by the regulated entity, as well as any operation without economic or legal justification or of unusual or unjustified complexity, whether performed in isolated or repeated manner, regardless of the amount); and

(iii) refraining from disclosing to the client or third parties the actions being conducted in compliance with the AML/ CFT Law. Within the framework of suspicious operation report analysis, Reporting Subjects shall not refrain from disclosing to UIF any information required from them, alleging that such information is subject to banking, stock market or professional secrecy or confidentiality agreements of a legal or contractual nature.

Pursuant to Annex I of Resolution No. 154/2018 of the UIF (which establishes the supervision and inspection mechanism of the UIF), both the Central Bank and the CNV are considered “Specific Control Agencies”(“Órganos de Contralor Específico”). In such capacity, they must collaborate with UIF in the evaluation of compliance with AML/CFT procedures by the Reporting Subjects subject to their control. For these purposes, they are entitled to supervise, monitor and inspect these entities. Denial or obstruction of inspections by the Reporting Subjects may result in administrative penalties by the UIF and criminal penalties.

The Central Bank and the CNV must also comply with the AML/CFT regulations established by the UIF, including the reporting of suspicious transactions. In turn, Reporting Subjects regulated by these agencies are subject to UIF Resolutions No. 30/2017 and 21/2018, respectively. Such regulations provide guidelines that such entities shall adopt and apply to manage, in accordance with their policies, procedures and controls, the risk of being used by third parties for criminal purposes of money laundering and financing of terrorism.

Essentially, the aforementioned regulations (the Consolidated Texts of which were subsequently approved by UIF Resolution No. 156/18), change the formalistic regulatory compliance approach to a Risk Based Approach (“RBA”), based on the revised recommendations issued by the Financial Action Task Force (the “FATF”) in 2012, in order to ensure that the implemented measures are proportional to the identified risks. Therefore, the Reporting Subjects shall identify and evaluate their risks and, based on this, adopt measures for the management and mitigation of such risks, in order to more effectively prevent money laundering and terrorist financing. Likewise, the provisions of UIF Resolution No. 4/17 are adopted, establishing the possibility of conducting special due diligence procedures with respect to clients supervised abroad (formerly called “international investors”) and local clients who are Reporting Subjects to the UIF.

Asset Freezing Regime

Decree No. 918/2012 establishes the procedures for the freezing of assets linked to terrorism financing, and the creation and maintenance procedures (including the inclusion and removal of suspected persons) for registries created in accordance with the relevant United Nations Security Council’s resolutions.

Additionally, UIF Resolution No. 29/2013, regulates the implementation of Decree No. 918/2012 and establishes: (i) the procedure to report suspicious transactions of terrorism financing and the persons obligated to do so, and (ii) the administrative freezing of assets procedure on natural or legal persons or entities designated by the United Nations Security Council pursuant to Resolution 1267 (1999) and subsequent, or linked to criminal actions under Section 306 of the Argentine Criminal Code, both prior to the report issued pursuant to UIF Resolutions No. 121 and 229, and as mandated by the UIF after receiving such report.

In order to help the Reporting Subjects to fulfil this duties, Executive Decree No. 489/2019 created the Public Registry of Persons and Entities linked to acts of Terrorism and its Financing (RePET, for its acronym in Spanish),which is an official database that includes the consolidated list of the United Nations Security Council.

Politically Exposed Persons

Resolution No. 134/2018 of the UIF (amended by Resolutions No. 15/2019 and 128/2019), establishes the rules that Reporting Parties must follow regarding clients that are Politically Exposed Persons (PEPs).

Following the aforementioned RBA, Resolution 134/2018 establishes that Reporting Parties must determine the level of risk at the time of beginning or continuing the contractual relationship with a PEP, and must take due diligence measures, adequate and proportional to the associated risk and the operation or operations involved.

In addition, the UIF has issued the Guide for the management of risks of money laundering and financing of terrorism in relation to customers (and ultimate beneficiaries) that are PEPs, which sets up guidelines for Reporting Parties in order to comply with the Resolution No. 134/2018.

CNV Regulations

The CNV Rules stipulate, among other provisions, that the regulated entities under its control shall only perform the operations provided for under the public offering system when these operations are performed or ordered by persons constituted, domiciled or resident in countries, domains, jurisdictions, territories or associated states not considered to be non-cooperative or high risk by the FATF.

Similarly, they establish the payment modalities and control procedures for the reception and delivery of funds from and to clients.

Central Bank Regulations

Pursuant to Communication “A” 6399 of the Central Bank, as amended and supplemented, including without limitation, by Communication “A” 6709, Reporting Subjects must keep—for a period of 10 years—written records of the procedure applied in each case for the discontinuation of a client’s operations. Among these records, they shall keep a copy of any notification sent to the customer requesting further information and/or documentation, the corresponding notices of receipt and the documents identifying the officials who took part in the decision, in accordance with the respective procedural manuals.

Tax Amnesty System

The voluntary system of declaration under the Argentine Tax Amnesty Law No. 27,260 and its Regulatory Decree No. 895/16 (jointly the “Tax Amnesty System”) established that the information voluntarily submitted under the Tax Amnesty System may be used for the investigation and punishment of the crimes of money laundering and financing of terrorism. For such purpose, the UIF has the power to communicate information to other public intelligence or investigation agencies, based on a previous resolution of the UIF’s President and provided that there are serious, precise and concordant indications of the commission of money laundering and/or terrorism financing crimes. Furthermore, the AFIP remains obliged to report to the UIF suspicious operations detected within the framework of the Tax Amnesty System and to provide it with all information required by it, not being able to oppose fiscal secrecy.

Anti-Money Laundering and Prevention of Terrorist Financing Program of the Bank

One of the most significant operational risks that is monitored by Banco Macro is that of the activities of “Anti-Money Laundering and Prevention of Terrorist Financing.” There is a program designed to safeguard us against any unintentional involvement or participation in criminal or illicit activities or terrorist financing, and to reaffirm the policy of fully cooperating with the strict application of law and cooperation with the authorities and regulatory bodies.

In order to ensure that the financial system is not used as a channel of funds from criminal activities, employees must determine the true identity of all customers and final beneficiaries of the contracted products and services.

Roles and responsibilities of the program

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

The following are the most important components of the Bank’s Anti-Money Laundering Program:

1. Prevention: We carry out different tasks in order to mitigate the risk of money laundering:

a. Generation of policies and procedures;

b. Reliable identification of customers and knowledge of their activities (“Know Your Customer” process);

c. Specific risk analysis in the product and process approval process;

d. Training and ongoing communication to update all relevant staff;

e. Existence of a responsible Officer and a Committee for Money Laundering and Terrorist Financing Prevention;

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

a. Customer awareness allows financial institutions to determine if certain customers are included on terrorist lists issued by governments and regulatory agencies. This process also allows us to establish whether we are facing high-risk clients (e.g., Politically Exposed Persons) in order to carry out an Enhanced Due Diligence process).

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

For a thorough analysis of money laundering regulations in effect as of the date of this document, please consult with your own legal counsel and read Title XIII, Second Book of the ACC and any regulations issued by the UIF, the CNV and the Central Bank in their entirety. For this purpose, interested parties may visit the websites of the Argentine Ministry of Economy, www.economia.gob.ar, the UIF, www.argentina.gob.ar/uif, the CNV, www.cnv.gob.ar or the Central Bank, www.bcra.gov.ar none of which websites are incorporated by reference herein.

Corporate Criminal Liability Law

The Corporate Criminal Liability Law No. 27,401 sets forth a criminal liability regime applicable to legal entities involved in certain corruption offenses directly or indirectly committed in their name, on their behalf or in their interest and from which a benefit may arise. The individual offenders may be employees or third parties — even unauthorized third parties, provided that the company ratified the act, even tacitly.

In accordance with such law, the Board of Directors has approved a Corruption and Anti-Bribery Policy that sets forth the ethical and compliance standards regarding officer corruption practices, under the scope of the Corporate Criminal Liability Law and the applicable international laws. The Board of Directors expressly prohibits this kind of practices and applies the same criterion in similar cases where private sector individual acts as counterparty.

In turn, the Board of Directors has implemented a Code of Conduct applicable to all employees, contractors, suppliers and agents, with the prohibitions, restrictions and conditions imposed upon them under the Integrity Program approved by the Bank, which was previously discussed by the Appointment and Corporate Government Committee.

In addition, Ernesto Medina, our Human Resources Manager, has been appointed as our Anti-Bribery Policy Officer and our Compliance Department is responsible for the implementation of the Monitoring Program.

C. Organizational Structure

Subsidiaries

We have five subsidiaries: (i) Argenpay S.A.U., through which we provide electronic payment services ; (ii) Macro Bank Limited, our subsidiary in the Bahamas through which we primarily provide private banking services; (iii) Macro Securities S.A., which is a member of the BYMA, and through which we provide investment research, securities trading and custodial services to our customers; (iv) Macro Fiducia S.A., a subsidiary that acts as trustee and provides financial advisory and analysis services; and (v) Macro Fondos S.G.F.C.I. S.A., an asset management subsidiary.

	Banco Macro’s direct and indirect interest
Subsidiary	Percentage of Capital Stock	Percentage of possible votes
Argenpay S.A.U. (1)	100.000%	100.000%
Macro Bank Limited (2)	99.999%	100.000%
Macro Securities S.A. (1)	99.925%	99.932%
Macro Fiducia S.A. (1)	99.046%	99.046%
Macro Fondos S.G.F.C.I. S.A. (1)	99.939%	100.000%

(1)	Country of residence: Argentina
(2)	Country of residence: The Bahamas

D. Property, plants and equipment

Property

Our headquarters consist of 54,740 square meters of office area that is used by our management, accounting and administrative personnel. As of December 31, 2019, our headquarters consisted of 53,713 square meters that we own and 1,027 square meters that are leased. Our headquarters are split between offices located in Avenida Eduardo Madero 1172, Sarmiento 442 and Leandro N. Alem 1110, all in the City of Buenos Aires. As of December 31, 2019, we have a branch network that consists of 463 branches in Argentina, of which 175 were leased properties.

In 2011 we acquired a site, located at Avenida Eduardo Madero No. 1180, in the City of Buenos Aires, from the Government of the City of Buenos Aires, in which we have developed our headquarters. We have developed a project to build our new corporate offices on this site. Work on the site began in 2012 and was completed in 2019.

The new corporate headquarters were designed to take full advantage of natural light and maximize energy efficiency, while also using materials that do not adversely affect the environment and was built in compliance with the Leed International Sustainability Standards of the “U.S. Green Building Council”. The total aggregate amount invested in the project was approximately U.S.$186 million at the applicable exchange rates at the end of the month as of the respective dates of such investments.

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

The following tables show average balances, interest amounts and nominal and real rates for our interest-earning assets and interest-bearing liabilities for the years ended December 31, 2017, 2018 and 2019 based on results adjusted for inflation as of December 31, 2019, as explained in our consolidated financial statements.

The nominal interest rate has been calculated by dividing the amount of interest gain or loss during the period by the related average balance, both amounts not restated. The nominal rates calculated for each period have been converted into real rates using the following formulas:

Rp=	1 + Np	-1
	1 + I

Rp=	(1 + Nd) (1 + D)	-1
	1 + I

Where:

Rp = real average rate for peso-denominated assets and liabilities (in Ps.) for the period;

Rd = real average rate for foreign currency denominated assets and liabilities for the period;

Np = nominal average rate for Peso—denominated assets and liabilities for the period;

Nd = nominal average rate for foreign currency denominated assets and liabilities for the period;

D = devaluation rate of the Argentine Peso to the U.S. dollar for the period; and

I = inflation rate in Argentina for the period based on the variation of the Consumer Price Index.

	2017				2018				2019
	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate
	(in thousands of Pesos)
ASSETS
Interest-earning assets Loans and other financing Non-financial Public Sector
Pesos	2,979,430	451,823	3.30%	28.91%	3,881,909	1,639,576	(7.94%)	35.93%	1,803,447	806,054	(5.94%)	44.70%
Foreign currency	—	—	0.00%	0.00%	3	—	0.00%	0.00%	50	—	0.00%	0.00%
Total	2,979,430	451,823	3.30%	28.91%	3,881,912	1,639,576	(7.94%)	35.93%	1,803,497	806,054	(5.94%)	44.69%

	2017				2018				2019
	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate
	(in thousands of Pesos)
Other Financial Entities
Pesos	6,032,268	1,234,112	(3.25%)	20.73%	6,947,910	2,162,510	(14.13%)	26.78%	4,176,971	2,042,904	(3.20%)	48.91%
Foreign currency	412,850	17,795	(0.95%)	4.35%	676,995	34,784	42.38%	4.39%	506,526	30,408	9.16%	6.00%
Total	6,445,118	1,251,907	(3.10%)	19.68%	7,624,905	2,197,294	(9.11%)	24.79%	4,683,497	2,073,312	(1.86%)	44.27%
Non-financial Private Sector and Foreign Residents
Pesos	233,616,254	67,329,187	3.23%	28.82%	233,526,772	81,242,921	(8.71%)	34.79%	162,892,409	74,655,858	(5.20%)	45.83%
Foreign currency	40,649,611	1,527,670	(1.47%)	3.80%	58,314,906	2,791,167	41.97%	4.09%	62,997,591	4,655,193	10.59%	7.39%
Total	274,265,865	68,856,857	2.53%	25.11%	291,841,678	84,034,088	1.42%	28.79%	225,890,000	79,311,051	(0.80%)	35.11%
Other Debt Securities
Pesos	64,811,791	13,989,522	(2.22%)	22.02%	79,481,404	31,512,711	(9.16%)	34.13%	105,035,451	66,015,859	5.86%	62.85%
Foreign currency	4,208,950	191,989	(0.60%)	4.72%	3,142,876	95,864	39.87%	2.55%	1,939,650	75,369	6.99%	3.89%
Total	69,020,741	14,181,511	(2.12%)	20.97%	82,624,280	31,608,575	(7.29%)	32.93%	106,975,101	66,091,228	5.88%	61.78%
Repo Transactions
Pesos	8,523,370	1,721,692	(4.33%)	19.39%	1,442,321	692,037	(2.18%)	44.43%	5,287,707	3,284,995	5.40%	62.13%
Foreign currency	—	—	0.00%	0.00%	—	—	0.00%	0.00%	—	—	0.00%	0.00%
Total	8,523,370	1,721,692	(4.33%)	19.39%	1,442,321	692,037	(2.18%)	44.43%	5,287,707	3,284,995	5.40%	62.13%
Total interest-earning assets
Pesos	315,963,113	84,726,336	1.63%	26.82%	325,280,316	117,249,755	(7.86%)	36.05%	279,195,985	146,805,670	(0.81%)	52.58%
Foreign currency	45,271,411	1,737,454	(1.38%)	3.89%	62,134,780	2,921,815	41.87%	4.02%	65,443,817	4,760,970	10.47%	7.27%
Total	361,234,524	86,463,790	1.25%	23.94%	387,415,096	120,171,570	0.12%	31.02%	344,639,802	151,566,640	1.33%	43.98%
Total non interest-earning assets
Pesos	79,528,033	—	—	—	91,385,993	—	—	—	86,730,996	—	—	—
Foreign currency	55,015,503	—	—	—	51,489,020	—	—	—	74,904,212	—	—	—
Total	134,543,536	—	—	—	142,875,013	—	—	—	161,635,208	—	—	—
TOTAL ASSETS
Pesos	395,491,146	—	—	—	416,666,309	—	—	—	365,926,981	—	—	—
Foreign currency	100,286,914	—	—	—	113,623,800	—	—	—	140,348,029	—	—	—
Total	495,778,060	—	—	—	530,290,109	—	—	—	506,275,010	—	—	—
LIABILITIES
Interest-bearing liabilities
Deposits
Non financial Public Sector
Pesos	17,562,736	2,076,236	(10.35%)	11.88%	19,227,476	4,135,858	(19.44%)	18.95%	15,419,711	5,823,944	(10.44%)	37.77%
Foreign currency	513,972	1,224	(4.85%)	0.24%	690,120	4,489	37.18%	0.58%	1,498,032	33,167	5.26%	2.21%
Total	18,076,708	2,077,460	(10.19%)	11.55%	19,917,596	4,140,347	(17.48%)	18.32%	16,917,743	5,857,111	(9.05%)	34.62%
Non financial Private Sector and Foreign Residents
Pesos	184,427,296	21,060,533	(10.71%)	11.42%	183,851,021	36,442,536	(18.85%)	19.82%	159,381,166	51,826,903	(13.85%)	32.52%
Foreign currency	54,428,991	208,557	(4.71%)	0.39%	73,482,993	835,238	37.77%	1.01%	79,762,795	1,594,101	5.04%	2.00%
Total	238,856,287	21,269,090	(9.34%)	8.90%	257,334,014	37,277,774	(2.68%)	14.49%	239,143,961	53,421,004	(7.55%)	22.34%
Financing received from the Central Bank of Argentina and other financial entities
Pesos	292,614	66,282	(1.19%)	23.30%	1,353,044	224,498	(22.65%)	14.21%	706,271	297,737	(7.59%)	42.16%
Foreign currency	2,038,641	92,600	(0.81%)	4.50%	2,193,983	85,869	41.22%	3.54%	3,021,964	153,650	8.22%	5.08%
Total	2,331,255	158,882	(0.86%)	6.86%	3,547,027	310,367	16.86%	7.61%	3,728,235	451,387	5.22%	12.11%
Issued Corporate Bonds
Pesos	8,852,018	1,203,432	(8.53%)	14.15%	12,608,079	2,788,218	(19.82%)	18.38%	7,419,417	2,387,574	(14.07%)	32.18%
Foreign currency	—	—	0.00%	0.00%	—	—	0.00%	0.00%	—	—	0.00%	0.00%
Total	8,852,018	1,203,432	(8.53%)	14.15%	12,608,079	2,788,218	(19.82%)	18.38%	7,419,417	2,387,574	(14.07%)	32.18%
Subordinated Corporate Bonds
Pesos	—	—	0.00%	0.00%	—	—	0.00%	0.00%	—	—	0.00%	0.00%
Foreign currency	17,304,412	1,153,730	1.27%	6.69%	21,672,620	1,530,595	44.45%	5.91%	24,383,874	1,703,391	10.18%	6.99%
Total	17,304,412	1,153,730	1.27%	6.69%	21,672,620	1,530,595	44.45%	5.91%	24,383,874	1,703,391	10.18%	6.99%
Repo Transactions
Pesos	1,780,721	279,486	(7.08%)	15.96%	896,730	336,326	(10.82%)	31.68%	868,128	336,492	(9.80%)	38.76%
Foreign currency	—	—	0.00%	0.00%	—	—	0.00%	0.00%	—	—	0.00%	0.00%
Total	1,780,721	279,486	(7.08%)	15.96%	896,730	336,326	(10.82%)	31.68%	868,128	336,492	(9.80%)	38.76%
Total interest-earning liabilities
Pesos	212,915,385	24,685,969	(10.58%)	11.59%	217,936,350	49,927,436	(18.62%)	20.16%	183,794,693	60,672,650	(13.53%)	33.01%
Foreign currency	74,286,016	1,456,111	(3.21%)	1.97%	98,039,716	2,456,191	39.32%	2.15%	108,666,665	3,484,309	6.29%	3.21%
Total	287,201,401	26,142,080	(8.67%)	9.10%	315,976,066	46,383,627	(0.64%)	14.68%	292,461,358	64,156,959	(6.17%)	21.94%
Total non–interest bearing liabilities and shareholders’ equity
Pesos	193,776,259	—	—	—	194,909,626	—	—	—	185,542,436	—	—	—
Foreign currency	14,800,400	—	—	—	19,404,417	—	—	—	28,271,216	—	—	—
Total	208,576,659	—	—	—	214,314,043	—	—	—	213,813,652	—	—	—
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY
Pesos	406,691,644	—	—	—	412,845,976	—	—	—	369,337,129	—	—	—
Foreign currency	89,086,416	—	—	—	117,444,133	—	—	—	136,937,881	—	—	—
Total	495,778,060	—	—	—	530,290,109	—	—	—	506,275,010	—	—	—

Changes in interest income and interest expense; volume and rate analysis

The following tables allocate, by currency of denomination, changes in our interest income and interest expense segregated for each major category of interest-earning assets and interest-bearing liabilities into amounts attributable to changes in their average volume and their respective nominal interest rates for fiscal year ended December 31, 2019 compared to the fiscal year ended December 31, 2018 and to the fiscal year ended December 31, 2017, all based on information adjusted for inflation as of December 31, 2019.

	2017	2018	2019	December 2018 / December 2017 Increase (Decrease) Due to Changes in			December 2019 / December 2018 Increase (Decrease) Due to Changes in
	Interest Earned / (Paid)	Interest Earned / (Paid)	Interest Earned / (Paid)	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in thousands of Pesos)
ASSETS
Interest-earning assets Loans and other financing Non-financial Public Sector
Pesos	451,823	1,639,576	806,054	670,437	517,316	1,187,753	(991,597)	158,075	(833,522)
Foreign currency	—	—	—	—	—	—	—	—	—
Total	451,823	1,639,576	806,054	670,437	517,316	1,187,753	(991,597)	158,075	(833,522)
Other Financial Entities
Pesos	1,234,112	2,162,510	2,042,904	206,190	722,208	928,398	(1,043,917)	924,311	(119,606)
Foreign currency	17,795	34,784	30,408	11,654	5,335	16,989	(12,548)	8,172	(4,376)
Total	1,251,907	2,197,294	2,073,312	217,844	727,543	945,387	(1,056,465)	932,483	(123,982)
Non-financial Private Sector and Foreign Residents
Pesos	67,329,187	81,242,921	74,655,858	(26,771)	13,940,505	13,913,734	(24,572,652)	17,985,589	(6,587,063)
Foreign currency	1,527,670	2,791,167	4,655,193	688,296	575,201	1,263,497	(214,566)	2,078,592	1,864,026
Total	68,856,857	84,034,088	79,311,051	661,525	14,515,706	15,177,231	(24,787,217)	20,064,180	(4,723,037)
Other Debt Securities
Pesos	13,989,522	31,512,711	66,015,859	3,512,283	14,010,906	17,523,189	4,335,888	30,167,260	34,503,148
Foreign currency	191,989	95,864	75,369	(43,645)	(52,480)	(96,125)	(46,403)	25,908	(20,495)
Total	14,181,511	31,608,575	66,091,228	3,468,638	13,958,426	17,427,064	4,289,486	30,193,167	34,482,653
Repo Transactions
Pesos	1,721,692	692,037	3,284,995	(1,442,026)	412,371	(1,029,655)	1,657,291	935,667	2,592,958
Foreign currency	—	—	—	—	—	—	—	—	—
Total	1,721,692	692,037	3,284,995	(1,442,026)	412,371	(1,029,655)	1,657,291	935,667	2,592,958
Total interest-earning assets
Pesos	84,726,336	117,249,755	146,805,670	2,920,113	29,603,306	32,523,419	(20,614,987)	50,170,902	29,555,915
Foreign currency	1,737,454	2,921,815	4,760,970	656,305	528,056	1,184,361	(273,516)	2,112,671	1,839,155
Total	86,463,790	120,171,570	151,566,640	3,576,418	30,131,362	33,707,780	(20,888,503)	52,283,573	31,395,070
LIABILITIES
Interest-bearing liabilities
Deposits
Non financial Public Sector
Pesos	2,076,236	4,135,858	5,823,944	207,988	1,851,634	2,059,622	(1,213,823)	2,901,909	1,688,086
Foreign currency	1,224	4,489	33,167	432	2,833	3,265	4,200	24,478	28,678
Total	2,077,460	4,140,347	5,857,111	208,420	1,854,467	2,062,887	(1,209,623)	2,926,387	1,716,764
Non financial Private Sector and Foreign Residents
Pesos	21,060,553	36,442,536	51,826,903	(64,746)	15,446,749	15,382,003	(4,853,189)	20,237,556	15,384,367
Foreign currency	208,557	835,238	1,594,101	78,027	548,654	626,681	(29,634)	788,497	758,863
Total	21,269,090	37,277,774	53,421,004	13,280	15,995,404	16,008,684	(4,888,823)	21,026,053	16,143,230
Financing received from the Central Bank of Argentina and other financial entities
Pesos	66,282	224,498	297,737	248,977	(90,761)	158,216	(124,137)	197,376	73,239
Foreign currency	92,600	85,869	153,650	6,129	(12,860)	(6,731)	21,109	46,672	67,781
Total	158,882	310,367	451,387	255,106	(103,621)	151,485	(103,028)	244,048	141,020
Issued Corporate Bonds
Pesos	1,203,432	2,788,218	2,387,574	580,611	1,004,175	1,584,786	(1,424,529)	1,023,885	(400,644)
Foreign currency	—	—	—	—	—	—	—	—	—
Total	1,203,432	2,788,218	2,387,574	580,611	1,004,175	1,584,786	(1,424,529)	1,023,885	(400,644)
Subordinated Corporate Bonds
Pesos	—	—	—	—	—	—	—	—	—
Foreign currency	1,153,730	1,530,595	1,703,391	296,168	80,697	376,865	(89,508)	262,304	172,796
Total	1,153,730	1,530,595	1,703,391	296,168	80,697	376,865	(89,508)	262,304	172,796
Repo Transactions
Pesos	279,486	336,326	336,492	(136,368)	193,208	56,840	(61,303)	61,469	166
Foreign currency	—	—	—	—	—	—	—	—	—
Total	279,486	336,326	336,492	(136,368)	193,208	56,840	(61,303)	61,469	166
Total interest-earning liabilities
Pesos	24,685,969	43,927,436	60,672,650	836,462	18,405,005	19,241,467	(7,676,981)	24,442,195	16,745,214
Foreign currency	1,456,111	2,456,191	3,484,309	380,756	619,324	1,000,080	(93,834)	1,121,952	1,028,118
Total	26,142,080	46,383,627	64,156,959	1,217,219	19,024,328	20,241,547	(7,770,814)	25,544,146	17,773,332

Interest-earning assets: net interest margin and spread

The following table analyzes, by currency of denomination, the levels of our average interest-earning assets and net interest income, and illustrates the comparative margins and spreads for each of the years indicated all based on information adjusted for inflation as of December 31, 2019.

	Year Ended December 31,
	2017 (1)	2018 (1)	2019
	(in thousands of Pesos, except percentages)
Average interest-earning assets
Pesos	315,963,113	325,280,316	279,195,985
Foreign currency	45,271,411	62,134,780	65,443,817

Total	361,234,524	387,415,096	344,639,802

Net interest income (2)
Pesos	60,040,367	73,322,319	86,133,020
Foreign currency	281,343	465,624	1,276,661

Total	60,321,710	73,787,943	87,409,681

Net interest margin (3)
Pesos	(4.64%)	(17.01%)	(14.94%)
Foreign currency	(4.49%)	37.41%	4.99%

Weighted average rate	(4.62%)	(8.28%)	(11.16%)

Yield spread real basis (4)
Pesos	12.21%	10.76%	12.72%
Foreign currency	1.83%	2.55%	4.18%

Weighted average rate	9.93%	0.76%	7.50%

(1)

Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2019 and considering the merger effects mentioned in note 2.4 to our audited consolidated financial statements as of December 31, 2019 and 2018. See “Presentation of certain financial information”.

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

Investment portfolio: government and private securities

We own, manage and trade a portfolio of securities issued by the Argentine and other governments and private issuers. The following table analyzes, by currency of denomination, our investments in Argentine and other governments and private securities as of December 31, 2017, 2018 and 2019 all based on information adjusted for inflation as of December 31, 2019.

	Year Ended December 31,
	2017 (1)	2018 (1)	2019
	(in thousands of Pesos)
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Government securities
In Pesos:
Federal government treasury bonds adjustment by CER - Maturity: 07-22-2021	—	118,818	3,923,304
Bonds Par denominated in pesos – Maturity: 12-31-2038	87,845	56,388	170,419
National treasury bills coupon capitalized in pesos - Maturity: 02-26-2020	—	—	165,621
Discount bonds at 5.83% – Maturity: 2033	203,709	3,498	131,760
National treasury bills coupon capitalized in pesos - Maturity: 03-11-2020	—	—	114,452

	Year Ended December 31,
	2017 (1)	2018 (1)	2019
	(in thousands of Pesos)
Consolidation bonds 6° Series at 2% - Maturity: 03-15-2024	9	74,448	71,286
National treasury bills capitalized in pesos - Maturity: 04-08-2020	—	—	66,979
National treasury bills capitalized in pesos - Maturity: 05-13-2020	—	—	58,512
Debt Securities of Province of Buenos Aires - Badlar Private + 375 basis point - Maturity: 04-12-2025	—	126,801	30,674
Consolidation bonds 8° Serie - Maturity: 10-04-2022	240,482	260,994	27,612
Others	1,067,146	1,008,305	32,278
In Foreign Currency:
Federal government bonds at 8.75% - Maturity: 05-07-2024	20,292	95,118	9,451
Par bonds Argentine Law - Maturity: 12-31-2038	—	—	4,147
Federal government bonds at 8% - Maturity: 10-08-2020	—	53,601	3,300
National treasury bills 4,25% - Maturity: 09-04-2019	—	—	25
International bonds of the Argentina Republic at 7.5% - Maturity: 04-22-2026	—	85,157	—
Discount Bonds at 8.28% – Maturity: 2033 (governed by New York State legislation)	9	23,694	—
Federal government treasury at 5.75% - Maturity: 07-26-2019	—	3,023	—
Federal government bonds at 5.75% - Maturity: 04-18-2025	—	1,983	—
Federal government bonds at fixed rate – Maturity: 12-31-2033	743	48	—
Federal government bonds in US dollars – Maturity: 01-26-2022	11,537	—	—
Others	3,596	—	—
Subtotal Government securities	1,635,368	1,911,876	4,809,820
Private securities
In Pesos:
Debt Securities in Financial Trust provisional Consubond	—	581,054	354,317
Debt Securities in Financial Trusts Secubono Series 191 Class A - Maturity: 06-29-2020	—	—	84,339
Debt Securities in Financial Trust provisional Secubond	—	121,838	68,271
Corporate Bonds Province of Buenos Aires Class 9 - Maturity: 04-18-2021	—	45,360	50,129
Debt Securities in Financial Trusts Secubono Series 189A - Maturity: 03-30-2020	—	—	22,198
Debt Securities in Financial Trusts Secubono Series 191 CL.B - Maturity: 07-28-2020	—	—	12,062
Debt Securities in Financial Trusts Secubono Series 190 CL.A - Maturity: 04-28-2020	—	—	11,169
Debt Securities in Financial Trusts Secubono Series 190 CL.B - Maturity: 06-29-2020	—	—	7,401
Debt Securities in Financial Trusts Secubono Series 189B - Maturity: 04-28-2020	—	—	6,960
Debt Securities in Financial Trusts Megabono Series 180 Class A - Maturity: 12-24-2019	—	255,327	5,948
Others	751,987	803,685	12,071
In Foreign Currency:
Debt Securities in Financial Trust provisional Red Surcos	—	—	105,308
Debt Securities in Financial Trusts provisional Agrocap	—	201,111	94,822
Debt Securities in Financial Trusts Chubut Regalías Hidrocarburíferas - Maturity: 07-01-2020	79,341	74,402	30,193
Corporate Bonds John Deere Credit financial company Series A Class 016 - Maturity: 04-06-2019	—	59,149	—
Subtotal Private securities	831,328	2,141,926	865,188

	Year Ended December 31,
	2017 (1)	2018 (1)	2019
	(in thousands of Pesos)
TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	2,466,696	4,053,802	5,675,008
OTHER DEBT SECURITIES
MEASURED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME
Government securities
In Pesos:
Discount bonds at 5.83% – Maturity: 2033	3,300	225,278	83,855
Consolidation bonds 8° Serie - Maturity: 10-04-2022	112,944	—	—
Secured bonds under Presidential Decree 1579/02 at 2% – Maturity 02-04-2018	25,860	—	—
In Foreign Currency:
Federal government bonds at 8.75% - Maturity: 05-07-2024	757,507	816,580	386,445
International bonds of the Argentina Republic at 7.125 - Maturity: 06-28-2117	—	125,571	—
US Treasury Bill – Maturity: 01-07-2020	—	—	479,070
US Treasury Bill – Maturity: 01-03-2019	—	348,942	—
US Treasury Bill – Maturity: 01-02-2019	—	290,803	—
US Treasury Bill – Maturity: 01-15-2019	—	290,567	—
US Treasury Bill – Maturity: 01-18-2018	1,022,901	—	—
US Treasury Bill – Maturity: 01-11-2018	554,169	—	—
Subtotal Government securities	2,476,681	2,097,741	949,370
Instruments Issued by Central Bank
In Pesos:
Liquidity letters of Central Bank of Argentina - Maturity: 01-03-2020	—	—	14,782,386
Liquidity letters of Central Bank of Argentina - Maturity: 01-07-2020	—	—	11,308,111
Liquidity letters of Central Bank of Argentina - Maturity: 01-08-2020	—	—	9,893,453
Liquidity letters of Central Bank of Argentina - Maturity: 01-06-2020	—	—	7,955,921
Liquidity letters of Central Bank of Argentina - Maturity: 01-02-2020	—	—	1,992,248
Liquidity letters of Central Bank of Argentina - Maturity: 01-04-2019	—	23,915,050	—
Liquidity letters of Central Bank of Argentina - Maturity: 01-08-2019	—	21,209,382	—
Liquidity letters of Central Bank of Argentina - Maturity: 01-04-2019	—	19,082,381	—
Liquidity letters of Central Bank of Argentina - Maturity: 01-04-2019	—	12,193,156	—
Liquidity letters of Central Bank of Argentina - Maturity: 01-04-2019	—	8,314,070	—
Others	74,171,359	—	—
Subtotal Instruments Issued by Central Bank	74,171,359	84,714,039	45,932,119
Private securities
In Foreign Currency:
Corporate Bonds Chevron Corp - Maturity: 03-03-2019	42,210	—
TOTAL OTHER DEBT SECURITIES MEASURED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	76,690,250	86,811,780	46,881,489

	Year Ended December 31,
	2017 (1)	2018 (1)	2019
	(in thousands of Pesos)
MEASURED AT AMORTIZED COST
Government securities
In Pesos:
Federal government bonds - Fixed rate 26% - Maturity: 11-21-2020	—	12,293,144	7,973,994
National treasury bills coupon capitalized in pesos - Maturity: 02-26-2020	—	—	1,502,176
National treasury bills capitalized in pesos - Maturity: 05-13-2020	—	—	1,437,896
National treasury bills capitalized in pesos - Maturity: 08-29-2020	—	—	1,222,188
National treasury bills coupon capitalized in pesos - Maturity: 03-11-2020	—	—	883,292
National treasury bills capitalized in pesos - Maturity: 04-28-2020	—	—	753,407
National treasury bills capitalized in pesos - Maturity: 04-08-2020	—	—	385,400
Discount bonds at 5.83% – Maturity: 2033	266,764	241,581	321,426
National treasury bills capitalized in pesos - Maturity: 07-31-2020	—	—	230,388
Federal government treasury bonds adjustment by CER - Maturity: 02-26-2020	—	—	159,430
Others	9,705	—	48,787
Subtotal Government securities	276,469	12,534,725	14,918,384
Private Securities
In Pesos:
Debt Securities in Financial Trusts Megabono Series 214 Class A - Maturity: 09-28-2020	—	—	294,978
Debt Securities in Financial Trusts Garbarino Series 153 Class A - Maturity: 06-10-2020	—	—	121,009
Corporate Bonds Banco Galicia S.A. Class 005 Series 001 -Maturity: 04-26-2020	—	—	119,827
Debt Securities in Financial Trusts Secubono Series 192 Class A - Maturity: 07-28-2020	—	—	96,583
Corporate Bonds YPF Class 017 -Maturity: 04-30-2020	—	—	94,884
Debt Securities in Financial Trusts Secubono Series 194 Class A - Maturity: 08-28-2020	—	—	91,774
Corporate Bonds Volkswagen Financial Services Class 004 -Maturity: 02-27-2020	—	—	89,868
Debt Securities in Financial Trusts Secubono Series 193 Class A - Maturity: 07-28-2020	—	—	88,588
Debt Securities in Financial Trusts Secubono Series 195 Class A - Maturity: 10-28-2020	—	—	80,463
Corporate Bonds Province of Buenos Aires Bank Class 012 -Maturity: 02-15-2020	—	—	74,817
Others	1,750,368	4,229	1,560,751
In Foreign Currency:
Debt Securities in Financial Trusts provisional Agrocap	105,575	—	—
Subtotal Private securities	1,855,943	4,229	2,713,542
TOTAL OTHER DEBT SECURITIES MEASURED AT AMORTIZED COST	2,132,412	12,538,954	17,631,926
TOTAL OTHER DEBT SECURITIES	78,822,662	99,350,734	64,513,415

	Year Ended December 31,
	2017 (1)	2018 (1)	2019
	(in thousands of Pesos)
EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS
In Pesos:
Prisma Medios de Pago SA	—	—	2,501,196
Mercado Abierto Electrónico SA	47,121	38,578	51,954
Matba Rofex SA	—	—	11,549
Argentina Clearing SA	7,307	7,028	10,443
C.O.E.L.S.A	6,922	7,424	9,605
Mercado a Término Rosario SA	5,835	5,635	9,189
Sedesa	8,878	6,115	6,972
Provincanje SA	1,231	1,166	2,435
Proin SA	1,164	789	1,478
Sanatorio Las Lomas SA	917	923	694
Others	553,536	2,752	592
In Foreign Currency:
Banco Latinoamericano de Comercio Exterior SA	8,377	7,348	9,352
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales	715	1,491	1,269
TOTAL EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS	642,003	79,249	2,616,728
TOTAL	81,931,361	103,483,785	72,805,151

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2019. See “Presentation of certain financial information”.

Remaining maturity of government and private securities

The following table analyzes the remaining maturities of our investment portfolio as of December 31, 2019 in accordance with issuance terms (before allowances). Certain securities listed below have been reprofiled by the Argentine government by virtue of Decree 346/2020. For further information, see “Item 3 – Risk Factors – Argentina’s ability to obtain financing from international markets may be limited or costly, which may impair its ability to implement reforms and public policies and foster economic growth”. The table below presents the reprofiled maturities.

	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 year but within 10 years	Maturing after 10 years	Without due date	Total
	Book Value (in thousands of Pesos, except percentages)
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Government securities
In Pesos:
Federal government treasury bonds adjustment by CER - Maturity: 07-22-2021	—	3,923,304	—	—	—	3,923,304
Bonds Par denominated in pesos – Maturity: 12-31-2038	—	—	8,521	161,898	—	170,419
National treasury bills coupon capitalized in pesos - Maturity: 02-26-2020	165,621	—	—	—	—	165,621
Discount bonds at 5.83% – Maturity: 2033	—	13,176	65,880	52,704	—	131,760
National treasury bills coupon capitalized in pesos – Maturity: 03-11-2020	114,452	—	—	—	—	114,452
Consolidation bonds 6° Series at 2% - Maturity: 03-15-2024	16,617	54,669	—	—	—	71,286
National treasury bills capitalized in pesos - Maturity: 04-08-2020	66,979	—	—	—	—	66,979
National treasury bills capitalized in pesos - Maturity: 05-13-2020	58,512	—	—	—	—	58,512
Debt Securities of Province of Buenos Aires - Badlar Private + 375 basis point - Maturity: 04-12-2025	—	—	30,674	—	—	30,674
Consolidation bonds 8° Serie - Maturity: 10-04-2022	8,590	19,022	—	—	—	27,612
Others	25,983	5,733	562	—	—	32,278
In Foreign Currency:
Federal government bonds at 8.75% - Maturity: 05-07-2024	1,889	7,562	—	—	—	9,451
Par bonds Argentine Law - Maturity: 12-31-2038	—	—	207	3,940	—	4,147
Federal government bonds at 8% - Maturity: 10-08-2020	3,300	—	—	—	—	3,300
National treasury bills 4,25% - Maturity: 03-02-2020	25	—	—	—	—	25

Subtotal Government securities	461,968	4,023,466	105,844	218,542	—	4,809,820

Private securities
In Pesos:
Debt Securities in Financial Trust provisional Consubond	354,317	—	—	—	—	354,317

	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 year but within 10 years	Maturing after 10 years	Without due date	Total
	Book Value (in thousands of Pesos, except percentages)
Debt Securities in Financial Trusts Secubono Series 191 Class A - Maturity: 06-29-2020	84,339	—	—	—	—	84,339
Debt Securities in Financial Trust provisional Secubond	68,271	—	—	—	—	68,271
Corporate Bonds Province of Buenos Aires Class 9 - Maturity: 04-18-2021	—	50,129	—	—	—	50,129
Debt Securities in Financial Trusts Secubono Series 189A - Maturity: 03-30-2020	22,198	—	—	—	—	22,198
Debt Securities in Financial Trusts Secubono Series 191 CL.B - Maturity: 07-28-2020	12,062	—	—	—	—	12,062
Debt Securities in Financial Trusts Secubono Series 190 CL.A - Maturity: 04-28-2020	11,169	—	—	—	—	11,169
Debt Securities in Financial Trusts Secubono Series 190 CL.B - Maturity: 06-29-2020	7,401	—	—	—	—	7,401
Debt Securities in Financial Trusts Secubono Series 189B - Maturity: 04-28-2020	6,960	—	—	—	—	6,960
Debt Securities in Financial Trusts Megabono Series 180 Class A - Maturity: 12-24-2019	5,948	—	—	—	—	5,948
Others	12,071	—	—	—	—	12,071
In Foreign Currency:
Debt Securities in Financial Trust provisional Red Surcos	105,308	—	—	—	—	105,308
Debt Securities in Financial Trusts provisional Agrocap	94,822	—	—	—	—	94,822
Debt Securities in Financial Trusts Chubut Regalías Hidrocarburíferas - Maturity: 07-01-2020	30,193	—	—	—	—	30,193

Subtotal Private securities	815,059	50,129	—	—	—	865,188

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	1,277,027	4,073,595	105,844	218,542	—	5,675,008

OTHER DEBT SECURITIES
MEASURED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME
Government securities
In Pesos:
Discount bonds at 5,83% – Maturity: 2033	—	8,386	41,928	33,541	—	83,855
In Foreign Currency:
Federal government bonds at 8.75% - Maturity: 05-07-2024	77,252	309,193	—	—	—	386,445
US Treasury Bill – Maturity: 01-07-2020	479,070	—	—	—	—	479,070

Subtotal Government securities	556,322	317,579	41,928	33,541	—	949,370

	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 year but within 10 years	Maturing after 10 years	Without due date	Total
	Book Value (in thousands of Pesos, except percentages)
Instruments Issued by Central Bank
In Pesos:
Liquidity letters of Central Bank of Argentina - Maturity: 01-03-2020	14,782,386	—	—	—	—	14,782,386
Liquidity letters of Central Bank of Argentina - Maturity: 01-07-2020	11,308,111	—	—	—	—	11,308,111
Liquidity letters of Central Bank of Argentina - Maturity: 01-08-2020	9,893,453	—	—	—	—	9,893,453
Liquidity letters of Central Bank of Argentina - Maturity: 01-06-2020	7,955,921	—	—	—	—	7,955,921
Liquidity letters of Central Bank of Argentina - Maturity: 01-02-2020	1,992,248	—	—	—	—	1,992,248

Subtotal Instruments Issued by Central Bank	45,932,119	—	—	—	—	45,932,119

Total Other debt securities measured at fair value through other comprehensive income	46,488,441	317,579	41,928	33,541	—	46,881,489

MEASURED AT AMORTIZED COST
Government securities
In Pesos:
Federal government bonds - Fixed rate 26% - Maturity: 11-21-2020	7,973,994	—	—	—	—	7,973,994
National treasury bills coupon capitalized in pesos - Maturity: 02-26-2020	1,502,176	—	—	—	—	1,502,176
National treasury bills capitalized in pesos - Maturity: 05-13-2020	1,437,896	—	—	—	—	1,437,896
National treasury bills capitalized in pesos - Maturity: 08-29-2020	1,222,188	—	—	—	—	1,222,188
National treasury bills coupon capitalized in pesos - Maturity: 03-11-2020	883,292	—	—	—	—	883,292
National treasury bills capitalized in pesos - Maturity: 04-28-2020	753,407	—	—	—	—	753,407
National treasury bills capitalized in pesos - Maturity: 04-08-2020	385,400	—	—	—	—	385,400
Discount bonds at 5.83% – Maturity: 2033	—	32,143	160,713	128,570	—	321,426
National treasury bills capitalized in pesos - Maturity: 07-31-2020	230,388	—	—	—	—	230,388
Federal government treasury bonds adjustment by CER - Maturity: 02-26-2020	159,430	—	—	—	—	159,430
Others	25,660	—	1,156	21,971	—	48,787

Subtotal Government securities	14,573,831	32,143	161,869	150,541	—	14,918,384

Private securities
In Pesos:
Debt Securities in Financial Trusts Megabono Series 214 Class A - Maturity: 09-28-2020	294,978	—	—	—	—	294,978

	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 year but within 10 years	Maturing after 10 years	Without due date	Total
	Book Value (in thousands of Pesos, except percentages)
Debt Securities in Financial Trusts Garbarino Series 153 Class A - Maturity: 06-10-2020	121,009	—	—	—	—	121,009
Corporate Bonds Banco Galicia S.A. Class 005 Series 001 -Maturity: 04-26-2020	119,827	—	—	—	—	119,827
Debt Securities in Financial Trusts Secubono Series 192 Class A - Maturity: 07-28-2020	96,583	—	—	—	—	96,583
Corporate Bonds YPF Class 017 -Maturity: 04-30-2020	94,884	—	—	—	—	94,884
Debt Securities in Financial Trusts Secubono Series 194 Class A - Maturity: 08-28-2020	91,774	—	—	—	—	91,774
Corporate Bonds Volkswagen Financial Services Class 004 -Maturity: 02-27-2020	89,868	—	—	—	—	89,868
Debt Securities in Financial Trusts Secubono Series 193 Class A - Maturity: 07-28-2020	88,588	—	—	—	—	88,588
Debt Securities in Financial Trusts Secubono Series 195 Class A - Maturity: 10-28-2020	80,463	—	—	—	—	80,463
Corporate Bonds Province of Buenos Aires Bank Class 012 -Maturity: 02-15-2020	74,817	—	—	—	—	74,817
Others	1,325,330	235,421	—	—	—	1,560,751

Subtotal Private securities	2,478,121	235,421	—	—	—	2,713,542

Total Other debt securities measurement at amortized cost	17,051,952	267,564	161,869	150,541	—	17,631,926
TOTAL OTHER DEBT SECURITIES	63,540,393	585,143	203,797	184,082	—	64,513,415

	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 year but within 10 years	Maturing after 10 years	Without due date	Total
	Book Value (in thousands of Pesos, except percentages)
EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS
Measured at fair value through profit or loss
In Pesos:
Prisma Medios de Pago SA	—	—	—	—	2,501,196	2,501,196
Mercado Abierto Electrónico SA	—	—	—	—	51,954	51,954
Matba Rofex SA	—	—	—	—	11,549	11,549
Argentina Clearing SA	—	—	—	—	10,443	10,443
C.O.E.L.S.A	—	—	—	—	9,605	9,605
Mercado a Término Rosario SA	—	—	—	—	9,189	9,189
Sedesa	—	—	—	—	6,972	6,972
Provincanje SA	—	—	—	—	2,435	2,435
Proin SA	—	—	—	—	1,478	1,478
Sanatorio Las Lomas SA	—	—	—	—	694	694
Others	—	—	—	—	592	592
In Foreign Currency:
Banco Latinoamericano de Comercio Exterior SA	—	—	—	—	9,352	9,352
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales	—	—	—	—	1,269	1,269

TOTAL EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS	—	—	—	—	2,616,728	2,616,728

TOTAL	64,817,420	4,658,738	309,641	402,624	2,616,728	72,805,151

Loan and other financing portfolio

The following table analyzes our loan and other financing portfolio by type as of December 31, 2017, 2018 and 2019. Due to IFRS 9, as of December 31, 2018, and 2019, we calculate the allowances included in our financial statements under expected credit losses approach. For further information see note 3 to our audited consolidated financial statements.

	As of December 31,
	2017 (1)	2018 (1)	2019
	(in thousands of Pesos)
To the non-financial government sector	4,278,175	2,731,262	6,450,647
To the financial sector (2)	7,428,890	8,654,365	3,979,803
To the non-financial private sector and foreign residents
Overdrafts (3)	20,047,914	25,987,913	37,138,490
Documents (4)	39,224,414	37,244,035	19,656,651
Mortgages loans	18,202,900	19,431,314	12,739,230
Pledged loans (5)	9,290,958	6,607,369	4,006,661
Consumer loans (6)	164,104,187	132,076,330	97,744,986
Other loans	38,158,902	38,454,055	28,435,889
Accrued Interest, adjustments, foreign exchange and quoted price differences receivables	5,813,138	10,614,497	15,418,012
Other financing	1,987,528	1,275,925	1,114,129
Less: Unposted payments	—	—	—
Less: Unearned discounts	(1,172,398)	(1,513,541)	(716,958)
Less: Allowances	(6,056,962)	(5,951,735)	(5,069,726)

Total Loans	301,307,646	275,611,789	220,897,814

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2019. See “Presentation of certain financial and other information.”
(2)	Includes loans to financial institutions, interfinancing (granted call) and other financing to Argentine financial institutions.
(3)	Includes overdraft lines of credit resulting from checking accounts.
(4)	Includes the face values of drafts, promissory notes and other bills transferred to us by endorsement for which the assignor is liable, whenever the latter is part of the non-financial private sector.
(5)	Includes the principal amounts actually lent of automobile and other collateral granted, for which the obligor is part of the non-financial private sector and productive investment loans.
(6)	Includes personal loans, credit card loans and other consumer loans. Overdrafts to individuals are included under “Overdrafts”.

Maturity composition of the loan and other financing portfolio

The following table analyzes our loan and other financing portfolio as of December 31, 2019 by type and by the time remaining to maturity. Loans are stated before deduction of the allowance for loan losses. We expect most loans to be repaid at maturity in cash or through refinancing at market terms.

	Maturing
	Amount as of December 31, 2019	Within 1 Year	After 1 Year but Within 5 Years	After 5 Years
	(in thousands of Pesos, except percentages)
To the non-financial government sector	6,450,647	3,583,342	2,867,305	—
To the financial sector (1)	3,979,803	3,469,355	510,448	—
To the non-financial private sector and foreign residents
Overdrafts (2)	41,339,197	41,339,187	10	—
Documents (3)	20,581,845	15,446,144	5,135,629	72
Mortgages loans	20,609,791	3,420,215	4,627,291	12,562,285
Pledged loans (4)	4,068,928	2,386,318	1,682,610	—
Consumer loans (5)	98,995,042	58,738,767	39,105,743	1,150,532
Other loans	28,648,971	22,364,425	5,888,767	395,779
Other financings	1,293,316	825,148	468,168	—
Total Loans and other financing	225,967,540	151,572,901	60,285,971	14,108,668
Percentage of total loan and other financings portfolio	100%	67%	27%	6%

(1)	Includes loans to financial institutions, interfinancing (granted call) and other financing to Argentine financial institutions.
(2)	Includes overdrafts lines of credit resulting from checking accounts.
(3)	Includes the face value of drafts, promissory notes and other bills transferred to us by endorsement for which the assignor is liable, whenever the latter is part of the non-financial private sector.
(4)	Includes the principal amount actually lent of automobile and other collateral granted, for which the obligor is part of the non-financial private sector and productive investment loans.
(5)	Includes personal loans, credit card loans and other consumer loans. Overdrafts to individuals are included under “Overdrafts”.

Interest rate sensitivity of outstanding loans and other financings

The following table presents the interest rate sensitivity of our outstanding loans and other financings with maturities over one year as of December 31, 2019:

As of December 31, 2019
Loans with maturities over one year:
Variable Rate
To the non-financial government sector	2,867,305
To the financial sector
To the non-financial private sector and foreign residents	16,692,366
Total	19,559,671
Fixed rate
To the non-financial government sector
To the financial sector	510,448
To the non-financial private sector and foreign residents	54,324,520
Total	54,834,968
Total Loans and with maturities over one year	74,394,639
Loans with terms of less than 1 year:
To the non-financial government sector	3,583,342
To the financial sector	3,469,355
To the non-financial private sector and foreign residents	144,520,204
Total	151,572,901

Total Loans	225,967,540

Loans and other financings — portfolio classification

The following table presents our loan portfolio, before deduction of the allowance for loan losses, using the classification system of the Central Bank in effect at the end of each year. As of December 31, 2019, this classification is not used by us to calculate the allowances included in our financial statement. Due to IFRS 9 the allowances have to be determined under expected credit losses approach. For further information see note 3 to our audited consolidated financial statements:

	As of December 31,
Loan and other financings Portfolio	2017 (1)		2018 (1)		2019
	(in thousands of Pesos, except percentages)
Classification
1 - Normal situation/Performing	300,976,480	97.92%	272,611,720	96.82%	219,204,256	97.01%
2 - Subject to special monitoring – in observation – in negotiation or with rollover agreement/Low risk	3,064,795	1.00%	3,517,614	1.25%	1,909,789	0.85%
3 - Troubled/Medium risk	1,554,419	0.51%	3,159,144	1.12%	1,483,488	0.66%
4 - With high risk of insolvency/High risk	1,416,567	0.46%	1,913,559	0.68%	2,914,289	1.29%
5 - Irrecoverable	351,781	0.11%	360,096	0.13%	455,456	0.20%
6 - Irrecoverable according to Central Bank’s Rules	566	0.00%	1,391	0.00%	262	0.00%
Total Loans and other financings	307,364,608	100.00%	281,563,524	100.00%	225,967,540	100.00%

For the explanation of each category please see “Item 4.B—Business Overview—Argentine Banking Regulation—Liquidity and Solvency Requirements – Debt Classification and Loan Loss Provisions.”

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2019. See “Presentation of certain financial and other information”-

Non-performing loans and other financings

The following table presents our non-performing loan and other financings portfolio, before deduction of the allowance for loan and other financings losses. As of December 31, 2017, non-performing loans are calculated using the classification system of the Central Bank. As of December 31, 2018 and 2019 this classification is not used by us to calculate the allowances included in our financial statement. Due to IFRS 9 the allowances have to be determined under expected credit losses approach. Therefore, non-performing lending includes all lending classified for regulatory purposes as “Non-Performing” according to our internal credit rating grades disclosed in note 51.1 to our consolidated financial statements.

	As of December 31,
Non-performing Loans and other financings)	2017 (1)	2018 (1)	2019
	(in thousands of Pesos)
With preferred guarantees	375,553	829,339	782,440
Unsecured	2,947,780	4,604,851	4,071,055
Total non-performing loans and other financings	3,323,333	5,434,190	4,853,495

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2019. See “Presentation of certain financial and other information.”

For additional information of credit risk and credit quality please see note 51.1 to our audited consolidated financial statements as of December 31, 2018 and 2019.

Analysis of the allowance for loan losses and other financing

The Central Bank Rules establishes minimum requirements for allowances for loan losses, in accordance with the category assigned to the client and the type of guarantee, but allow us to establish additional allowances based on management´s risk policies. The allowances for the year 2017 were calculated based on Central Bank Rules and the allowances for the year 2018 and 2019 were calculated based on the expected credit loss (“ECL”) according to IFRS.

The table below sets forth the activity in the allowance for loan losses and other financing for the years ended December 31, 2017, 2018 and 2019:

	Commercial portfolio	Consumer portfolio	Total
	(in thousands of Pesos)
As of January 1, 2017	1,235,823	3,977,830	5,213,653
Increases	424,623	3,956,014	4,380,637
Reversals	(51,890)	(5,467)	(57,357)
Charge off	(23,076)	(2,173,633)	(2,196,709)
Monetary effect	(278,611)	(1,004,651)	(1,283,262)

As of December 31, 2017 (1)	1,306,869	4,750,093	6,056,962

(1)	The allowances for the year 2017 were calculated based on Central Bank Rules and the allowances for the year 2018 and 2019 were calculated based on the expected credit loss according to IFRS.

	Commercial portfolio	Consumer portfolio	Total
	(in thousands of Pesos)
ECL as at January 1, 2018	940,738	5,155,240	6,095,978
Net new assets originated or purchased	1,023,454	3,766,572	4,790,026
Assets derecognized or repaid	(272,150)	(1,881,406)	(2,153,556)
Amounts Written Off	(90,001)	(473,413)	(563,414)
Monetary effects	(443,786)	(1,773,513)	(2,217,299)
As of December 31, 2018	1,158,255	4,793,480	5,951,735

	Commercial portfolio	Consumer portfolio	Total
	(in thousands of Pesos)
ECL as at January 1, 2019	1,158,255	4,793,480	5,951,735
New assets originated or purchased	1,965,711	2,463,868	4,429,579
Assets derecognized or repaid	(828,219)	(1,462,861)	(2,291,080)
Amounts Written Off	(39,461)	(925,860)	(965,321)
Monetary effects	(642,978)	(1,412,209)	(2,055,187)
At December 31, 2019	1,613,308	3,456,418	5,069,726

Allocation of the allowances for loan and other financings losses

The following table allocates the allowance for loan and other financings losses by each category of loans and sets forth the percentage distribution of the total allowance for each of the fiscal years ended December 31, 2017, 2018 and 2019. The allowances for the year 2017 were calculated based on Central Bank Rules and the allowances for the year 2018 and 2019 were calculated based on the expected credit loss according to IFRS.

	As of December 31,
	2017 (1)		2018 (1)		2019
	(in thousands of Pesos, except percentages)
Overdrafts	317,575	5.24%	409,372	6.88%	771,738	15.22%
Documents	459,952	7.59%	807,632	13.57%	367,294	7.24%
Mortgage loans	345,499	5.70%	381,937	6.42%	383,043	7.56%
Pledged loans	168,935	2.79%	323,118	5.43%	129,051	2.55%
Consumer Loans	4,082,687	67.40%	3,381,011	56.81%	2,630,941	51.90%
Other loans	654,714	10.81%	640,062	10.75%	774,514	15.28%
Other financings	27,600	0.46%	8,603	0.14%	13,145	0.26%
TOTAL ALLOWANCES	6,056,962	100.00%	5,951,735	100.00%	5,069,726	100.00%

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2019. See “Presentation of certain financial and other information.”

Loans and other financings by economic activities

The table below analyzes our loan and other financings portfolio according to the borrowers’ main economic activity as of December 31, 2017, 2018 and 2019.

	As of December 31,
	2017 (1)		2018 (1)		2019
	(in thousands of Pesos, except percentages)
	Loans and other financings Portfolio	% of Loans and other financings Portfolio	Loans and other financings Portfolio	% of Loans and other financings Portfolio	Loans and other financings Portfolio	% of Loans and other financings Portfolio
Retail Loans	149,597,532	48.67%	128,594,905	45.65%	96,283,947	42.62%
Agricultural livestock- Forestry – Fishing – Mining – Hunting	31,735,887	10.33%	39,339,823	13.97%	33,147,873	14.67%
Construction	14,399,838	4.68%	5,932,943	2.11%	2,766,275	1.22%
Other services	8,115,591	2.64%	6,549,051	2.33%	5,788,642	2.56%
Retail and consumer products	23,880,366	7.77%	19,161,519	6.81%	14,739,634	6.52%
Foodstuff and beverages	16,965,271	5.52%	15,392,770	5.47%	21,749,078	9.62%
Financial services	9,627,816	3.13%	11,131,231	3.95%	7,838,953	3.47%
Governmental services	8,550,963	2.78%	6,052,744	2.15%	9,292,459	4.11%
Real estate, business and leases	5,106,979	1.66%	3,595,805	1.28%	3,726,564	1.65%
Transportation, storage and communications	6,816,891	2.22%	4,872,445	1.73%	8,592,589	3.80%
Manufacturing and wholesales	8,075,423	2.63%	13,671,335	4.86%	3,756,010	1.66%
Chemicals	5,582,165	1.82%	8,141,945	2.89%	8,918,438	3.95%
Electricity, oil, water	3,266,979	1.06%	4,084,140	1.45%	2,638,118	1.17%
Hotels and restaurants	464,313	0.15%	357,984	0.13%	251,383	0.11%
Other	15,178,594	4.94%	14,684,884	5.22%	6,477,577	2.87%

Total Loans and other financings	307,364,608	100%	281,563,524	100%	225,967,540	100.00%

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2019. See “Presentation of certain financial and other information.”

Deposits

The following table sets out the composition of each category of deposits that exceeded 10% of average total deposits in each of the years ended December 31, 2017, 2018 and 2019.

	Year Ended December 31,
	2017 (1)	2018 (1)	2019
	(in thousands of Pesos)
Deposits in Domestic Bank Offices
Non-interest bearing Demand Deposits (2)
Average
Pesos	60,726,589	52,969,707	47,388,886
Foreign currency	5,108,310	2,769,212	18,924,497

Total	65,834,899	55,738,919	66,313,383

Non-interest bearing Other Deposits
Average
Pesos	5,862,827	6,059,419	4,529,609
Foreign currency	6,916,541	1,833,701	1,716,234

Total	12,779,368	7,893,120	6,245,843

Savings Accounts
Average
Pesos	61,049,923	55,058,420	43,949,204
Foreign currency	26,825,663	42,504,575	28,423,747

Total	87,875,586	97,562,995	72,372,951

Average real rate
Pesos	(19.63%)	(31.62%)	(33.44%)
Foreign currency	(5.07%)	36.40%	3.00%

Total	(15.19)%	(1.99%)	(19.13%)

Time Deposits
Average
Pesos	131,293,065	138,070,338	130,851,673
Foreign currency	23,792,008	39,267,653	52,837,080

Total	155,085,073	177,337,991	183,688,753

Average real rate
Pesos	(5.90%)	(12.60%)	(6.87%)
Foreign currency	(4.57%)	39.10%	6.15%

Total	(5.70%)	(1.15%)	(3.12%)

Deposits in Foreign Bank Offices
Non-interest bearing Demand Deposits
Average
Pesos	—	—	—
Foreign currency	3,978,595	2,571,338	2,061,249

Total	3,978,595	2,571,338	2,061,249

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2019. See “Presentation of certain financial and other information.”
(2)	Non-interest-bearing demand deposits consist of checking accounts.

Maturity of deposits at December 31, 2019

The following table sets forth information regarding the maturity of our deposits at December 31, 2019.

	Maturing
	Total	Within 3 Months		After 3 but within 6 months	After 6 but within 12 months	After 12 months
		(in thousands of Pesos)
Checking accounts	50,419,017	50,419,017		—	—	—
Savings accounts	90,727,971	90,727,971		—	—	—
Time deposits	109,763,236	105,561,251		3,212,952	937,303	51,730
Investment accounts	5,979,771	5,979,762		—	9	—
Other	5,975,359	5,975,306		—	53	—
Total Deposits	262,865,354	258,663,307	(1)	3,212,952	937,365	51,730

(1)	Includes a total amount of Ps. 142,745,235 corresponding to deposits without due date.

Maturity of outstanding time deposits and investment accounts in amount of U.S.$.100,000 or more at December 31, 2019

The following table sets forth information regarding the maturity of our time deposits and investment accounts in denominations of U.S.$.100,000 or more at December 31, 2019.

	Total	Within 3 Months	Maturing After 3 but Within 6 Months	After 6, but Within 12 Months	After 12 Months
	(in thousands of Pesos)
Domestic Bank Offices
Time deposits	20,803,472	19,089,849	1,228,639	476,795	8,189
Investment accounts	5,840,493	5,840,493	—	—	—
Total	26,643,965	24,930,342	1,228,639	476,795	8,189

Return on equity and assets

The following table presents certain selected financial information and ratios for the years indicated.

	Year Ended December 31,
	2017 (1)	2018 (1)	2019
	(in thousands of Pesos, except percentages)
Net income/(loss) from continuing operations	9,133,465	(1,081,829)	20,650,647
Average total assets	495,778,060	530,290,109	506,275,010
Average shareholders’ equity	99,679,840	107,149,021	96,870,104
Shareholders’ equity at the end of the fiscal year	109,900,637	93,692,941	106,056,386
Net income/(loss) from continuing operations as a percentage of:
Average total assets	1.84%	(0.20)%	4.08%
Average shareholders’ equity	9.16%	(1.01)%	21.32%
Declared nominal cash dividends	3,348,315	6,393,978	12,788,268
Dividend payout ratio (2)	32.98%	40.53%	31.34%
Average shareholders’ equity as a percentage of Average total assets	20.11%	20.21%	19.13%

(1)

Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2019 and considering the merger effects mentioned in note 2.4 to our audited consolidated financial statements as of December 31, 2019 and 2018. See “Presentation of certain financial and other information.”

(2)

Declared nominal cash dividends stated as percentage of net income calculated under Central Bank Rules. Net income in nominal value calculated under Central Bank Rules as of December 31, 2017 of Ps. 10,151,813, as of December 31, 2018 of Ps. 15,776,892 and as December 31, 2019 of Ps. 40,800,410.

Short-term borrowings

Our short-term borrowings totaled approximately Ps. 26,415.9 million, Ps. 28,408.5 million and Ps. 24,092.7 for the years ended December 31, 2017, 2018 and 2019, respectively. The table below shows the breakdown of those amounts at the end of each year:

	Year Ended December 31,
	2017 (1)		2018 (1)		2019
	Amount	Annualized Nominal Rate	Amount	Annualized Nominal Rate	Amount	Annualized Nominal Rate
	(in thousands of Pesos, except percentages)
Financing received from the Central Bank of Argentina and other financial entities:
Total amount outstanding at the end of the reported period	2,375,058	5.65%	4,349,799	10.99%	2,059,767	5.80%
Average during year (2)	2,025,081	4.27%	3,169,009	9.70%	3,104,679	8.56%
Maximum month-end balance (3)	3,856,592		5,320,863		3,918,424
Issued Corporate Bonds:
Total amount outstanding at the end of the reported period	268,813	17.50%	470,349	47.87%	250,119	23.27%
Average during year (2)	459,742	13.18%	504,116	27.04%	489,090	23.36%
Maximum month-end balance (3)	768,913		622,545		739,639
Subordinated Corporate Bonds:
Total amount outstanding at the end of the reported period	181,709	6.75%	253,927	6.75%	353,663	6.75%
Average during year (2)	288,202	6.75%	347,936	6.75%	544,312	6.75%
Maximum month-end balance (3)	457,167		673,295		785,583
Other Financial Liabilities:
Total amount outstanding at the end of the reported period	23,590,341	0.02%	23,334,423	0.01%	21,429,153	0.02%
Average during year (2)	19,218,737	0.01%	17,714,085	0.02%	20,840,897	0.03%
Maximum month-end balance (3)	23,590,341		23,339,761		21,796,205

Total short-term borrowings	26,415,921		28,408,498		24,092,702

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2019. See “Presentation of certain financial and other information.”
(2)	Average balances are calculated from quarterly-end balances.
(3)	Maximums are calculated from quarterly-end balances.

Interest rate sensitivity

The following table shows the interest rate sensitivity of our interest-earning assets and interest-bearing liabilities based on contractual maturities all based on information adjusted for inflation as of December 31, 2019. Variations in interest rate sensitivity may also arise within the repricing periods presented.

	Remaining Maturity at December 31, 2019
	0-1 Year	1-5 Years	5-10 Years	Over 10 years	Without due date	Total
	(in thousands of Pesos)
Interest-earning assets:
Loans to non-financial Public Sector	3,583,342	2,867,305	—	—	—	6,450,647
Loans to non-financial Private Sector and Foreign Residents	137,956,111	55,503,050	3,255,615	10,857,774	2,922,412	210,494,962
Loans to other Financial Entities	3,446,811	505,394	—	—	—	3,952,205
Other Debt Securities	63,540,393	585,144	203,797	184,082	—	64,513,415
Repo Transactions	1,087,916	—	—	—	—	1,087,916

Total Interest-Earning Assets	209,614,573	59,460,893	3,459,412	11,041,856	2,922,412	286,499,145
Interest-bearing liabilities:
Non financial Public Sector deposits	10,469,554	—	—	—	—	10,469,554
Non financial Private Sector and Foreign Residents deposits	193,174,738	51,699	31	—	—	193,226,468
Financing received from the Central Bank of Argentina and other financial entities	2,059,767	186,037	—	—	—	2,245,804
Issued Corporate Bonds	250,119	5,274,920	—	—	—	5,525,039
Subordinated Corporate Bonds	353,663	—	23,958,000	—	—	24,311,663
Repo Transactions	1,002,511	—	—	—	—	1,002,511

Total Interest-Bearing Liabilities	207,310,352	5,512,656	23,958,031	—	—	236,781,039
Asset (Liability) Gap	2,304,221	53,948,237	(20,498,619)	11,041,856	2,922,412	49,718,106
Cumulative Asset/Liability Gap	2,304,221	56,252,457	35,753,838	46,795,694	49,718,106
Cumulative sensitivity gap as a percentage of total interest-earning assets	0.80%	19.63%	12.48%	16.33%	17.35%

	Remaining Maturity at December 31, 2019
	0-1 Year	1-5 Years	5-10 Years	Over 10 years	Without due date	Total
	(in thousands of Pesos)
Interest-earning assets in Pesos
Loans to non-financial Public Sector	3,583,342	2,867,305	—	—	—	6,450,647
Loans to non-financial Private Sector and Foreign Residents	111,962,099	43,631,522	3,255,615	10,857,774	2,422,358	172,129,368
Loans to other Financial Entities	2,853,444	490,576	—	—	—	3,344,020
Other Debt Securities	62,984,070	275,951	203,797	184,082	—	63,647,900
Repo Transactions	1,087,916	—	—	—	—	1,087,916

Total Interest-Earning Assets in Pesos	182,470,872	47,265,353	3,459,412	11,041,856	2,422,358	246,659,851
Interest-bearing liabilities in Pesos
Non financial Public Sector deposits	9,373,469	—	—	—	—	9,373,469
Non financial Private Sector and Foreign Residents deposits	130,817,136	28,967	1	—	—	130,846,104
Financing received from the Central Bank of Argentina and other financial entities	92,756	107,424	—	—	—	200,180
Issued Corporate Bonds	250,119	5,274,920	—	—	—	5,525,039
Subordinated Corporate Bonds	—	—	—	—	—	—
Repo Transactions	1,002,511	—	—	—	—	1,002,511

Total Interest-Bearing Liabilities in Pesos	141,535,991	5,411,311	1	—	—	146,947,303
Asset (Liability) Gap	40,934,881	41,854,042	3,459,411	11,041,856	2,422,358	99,712,548
Cumulative Asset/Liability Gap	40,934,881	82,788,923	86,248,334	97,290,190	99,712,548
Cumulative sensitivity gap as a percentage of total interest-earning assets	16.60%	33.56%	34.97%	39.44%	40.43%

	Remaining Maturity at December 31, 2019
	0-1 Year	1-5 Years	5-10 Years	Over 10 years	Without due date	Total
	(in thousands of Pesos)
Interest-earning assets in foreign currency
Loans to non-financial Public Sector	—	—	—	—	—	—
Loans to non-financial Private Sector and Foreign Residents	25,994,012	11,871,528	—	—	500,054	38,365,594
Loans to other Financial Entities	593,367	14,818	—	—	—	608,185
Other Debt Securities	556,322	309,193	—	—	—	865,515
Repo Transactions	0	0	—	—	—	—
Total Interest-Earning Assets	27,143,701	12,195,539	—	—	500,054	39,839,294
Interest-bearing liabilities in foreign currency
Non financial Public Sector deposits	1,096,085	—	—	—	—	1,096,085
Non financial Private Sector and Foreign Residents deposits	62,357,602	22,732	30	—	—	62,380,364
Financing received from the Central Bank of Argentina and other financial entities	1,967,011	78,613	—	—	—	2,045,624
Issued Corporate Bonds	—	—	—	—	—	—
Subordinated Corporate Bonds	353,663	—	23,958,000	—	—	24,311,663
Repo Transactions	—	—	—	—	—	—
Total Interest-Bearing Liabilities	65,774,361	101,345	23,958,030	—	—	89,833,736
Asset (Liability) Gap	(38,630,660)	12,094,194	(23,958,030)	—	500,054	(49,994,442)
Cumulative Asset/Liability Gap	(38,630,660)	(26,536,466)	(50,494,496)	(50,494,496)	(49,994,442)
Cumulative sensitivity gap as a percentage of total interest-earning assets	(96.97%)	(66.61%)	(126.75%)	(126.75%)	(125.49%)

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning asset.

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

A. Operating results

FINANCIAL PRESENTATION

Our accompanying consolidated financial statements as of December 31, 2019 and 2018 have been prepared in accordance with the IFRS as issued by the IASB.

Up to the fiscal year ended December 31, 2017, we prepared its financial statements in accordance with the Central Bank Rules. The financial information for previous fiscal years was modified and is disclosed in accordance with the basis described in the preceding paragraph.

Additionally, our consolidated financial statements as of December 31, 2019 and 2018 and the corresponding figures for previous fiscal years have been restated for the changes in the general purchasing power of the functional currency of the Bank as established by IAS 29. As a result, those consolidated financial statements are stated in terms of the measuring unit current at the end of the reporting period.

MACROECONOMIC ENVIRONMENT

2017

In 2017, the global economy grew at a rate of 3.2%, equivalent to a 0.6 percentage point (“p.p.”) increase vis-a-vis the previous year, driven by the developed countries’ marginal improvement and accelerated growth of Latin American economies.

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

In 2017, the Euro Area grew at a 2.5% annual rate, a record high since 2003. Such performance is directly attributable to an economic policy which successfully combined a slightly expansionary monetary policy with reduced fiscal deficit in the area’s block of countries.

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

During 2015 and 2016, Brazil had undergone a high volatility process as a result of fiscal weakness and a political crisis. The end of such political crisis, coupled with a fiscal rearrangement process and the enactment of structural reforms by the legislative branch, helped to turn the tide, generating sustained capital inflows back into the country in 2017, paired with currency appreciation by 8% and falling inflation to 3% per annum. Concurrently, the Brazilian Central Bank introduced gradual cuts to nominal interest rates.

Declining inflation, along with capital inflows and reduced nominal interest rates, helped to improve the purchasing power of wages and access to credit, with the ensuing boost to consumption, investment and production. Accordingly, in 2017 the Brazilian GDP grew by 1.1%. Against this backdrop, Brazil would provide an additional push to the manufacturing sector in Argentina, particularly, the automotive and the metalworking industries.

During 2017, the Argentine economy remained on the path taken by the former administration since assuming office in late 2015.

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

The direction of the economic policy and the understanding that Argentina’s indebtedness would be maintained well below the level of other comparable countries led to a decrease in country risk, which improved by 140 points during the year.

At the same time, the improved expectations paved the way for capital inflows from non-residents, both for direct and financial investments, and also encouraged domestic companies to look to foreign financial markets for financing. This phenomenon, coupled with the fast growth of local banking lending, boosted the supply of funding for consumers and investment.

Moreover, the supply of goods and services, the tax cuts, the deregulation of certain markets that used to be under the strong control of the Fernández de Kirchner administration, more intensive investments in construction, and recovered spending led to an upturn in the agricultural, automotive, steel, cement manufacturing, and white goods sectors.

Consequently, the manufacturing industry picked up having returned to positive levels since May, closing the year with a 1.9% increase.

The GDP development during 2017 was incremental and positive. This trend commenced in the third quarter of 2016 and continued at a sustained pace during five consecutive quarters, registering a 4% year-on-year increase during the fourth quarter of 2017. GDP increased to 2.7% in 2017.

In turn, the fiscal target set by the Argentine government was achieved for the second consecutive year in 2017. Primary deficit of 3.9% of GDP was lower than the 4.6% level recorded in 2016, as a result of a decline in primary expenditure.

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

2018

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

For 2018 global growth pointed to 3.1%, measured on a year-on-year basis, in line with the figures posted for 2017. Advanced economies showed a slightly lower growth in comparison to 2017. The United States accounted for the largest portion of such growth. Meanwhile, there was a slowdown in the Euro zone, the United Kingdom and Japan. Concerning emerging economies, the growth in 2018 stayed at a level that is similar to that recorded in 2017 and, as was also the case with advanced economies, performance was heterogeneous.

The United States’ economy grew by 2.9% driven by the impact on consumption caused by the improvement in salaries and the drop in unemployment. The fiscal stimulus stemming from the tax reform also contributed to such vigorous economic performance. The increase in rates applied by the Federal Reserve entails a stronger monetary contraction and puts pressure on economic growth, particularly on the sectors that are more dependent on loans.

In 2018, the Euro Area grew at a 1.9% annual rate, smaller than in 2017. Growth in the Eurozone in the past years contributed to a reduction in unemployment whilst inflation continued to be contained. Monetary conditions were expected to remain accommodating and increases in interest rates may not be discarded until the second half of 2019. Fiscal consolidation processes will be under pressure given the increased strains in the social and political climate in the EU’s important countries, such as Italy and France.

The pace of expansion in China compared to global growth has undergone a three-fold rise since the turn of the century. This growth slowed down to 6.6% in 2018 and it should be a bit more over the coming years as a result of the trade war with the United States. If the trade war were to continue, deviations of the trade of raw materials from the United States towards other countries, including Argentina, may turn out to be a very interesting opportunity.

The slowdown in China would be offset by a further expansion in the Indian economy. India is an economy that supplements the Argentine economy quite nicely, and the Argentine government is working on improving relations between India and Argentina at all levels.

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

The decision to deploy a step-by-step strategy to reduce fiscal deficit left the country strongly dependent upon international capital markets. In late 2017 and, during 2018, Argentina’s economy sustained a significant shock which translated into a major depreciation of its currency the exchange rate between the U.S. dollar and the Argentine Peso went from Ps. 18.77 in December to Ps. 40 in late September of that year. In addition, as mentioned, during 2018 Argentina faced a significant inflation that represented 47.5% year-on-year and a reduction of 1.8% of the GDP yearly.

There were various causes for this crisis and they combined internal and external factors. Amongst external factors, the most important was the increase in long-term interest rates in the United States which led to U.S. dollar becoming stronger and a decreased appetite for emerging markets’ assets: Argentina was far more adversely affected by this situation than the other countries in the region.

Argentina was particularly affected by such external turbulences, mainly because some domestic factors played an overarching role. Such was the case of the country’s trade and accounts deficit, which had to a major extent to the increase of the foreign exchange market.

Foreign exchange rate movements had a negative impact on consumers’ confidence, which, together with a deterioration in actual salaries, started to have an impact on consumption. The run against the Peso led to a drop in foreign currency reserves and this in turn raised concerns about the ability to honor U.S. dollar-denominated debts as they fell due, which in turn triggered a new increase in the exchange rate and caused a new round of savings dollarization whilst fueling inflation.

Such adverse context of fear caused by foreign exchange instability and lack of access to the capital market compelled Argentina to turn to the IMF to restore confidence. As a result of the 2018 IMF Agreement, the country managed to replenish reserves subject to certain conditions. For have information about the 2018 IMF Agreement, please see “Risk Factors—Risk relating to Argentina— Argentina’s ability to obtain financing from international markets may be limited or costly, which may impair its ability to implement reforms and public policies and foster economic growth.”

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

In 2018, the Argentine government had to fulfill financial commitments for U.S.$32.9 billion. Out of this amount, there were U.S.$9 billion from the international debt market and U.S.$24.1 billion from the IMF related to the 2018 IMF Agreement and other multilateral organizations, amongst other sources. Besides, in the first months of the year, the Treasury received U.S.$2.4 billion as temporary advances from the Central Bank which came to a halt after the first agreement with the IMF in which it was established that the Central Bank would not provide any further financial aid.

Given this scenario, the country’s net public debt was approximately 44% of GPD at the end of 2018, which represented a 28.4% increase vis-à-vis the figure posted a year earlier.

2019

Following a slowdown in the economic activity during the last quarters of 2018, the global GDP growth rate remained weak during 2019. The levels of manufacturing production were notably affected, to the extent that its fragility resembled that of the global crisis of 2008. Moreover, an increase in trade and geopolitical tensions generated uncertainty regarding the future of the global trading system and international cooperation, undermining the confidence, business environment, level of investments and commerce. Owing to the Central Bank’s more accommodative monetary policies, the blow to the economic activity could be partially mitigated. Additionally, a more resistant service sector performance helped sustain employment levels.

Three factors have contributed to the decline of the global manufacturing industry. Firstly, the decrease in vehicles’ sales and production as manufacturers were forced to adapt to new emission standards and changes in demand for technological advances, thus altering the purchase of vehicles by individuals; Secondly, the decline in businessmen’s confidence in trade and tariff disputes between the United States and China, which has delayed the purchase decisions for equipment and machinery; and thirdly, the decline of business activity in China due to regulatory efforts to contain the excessive increase in domestic credit.

The retraction in the manufacturing industry dragged international trade. During the first half of 2019, trade flows grew only 1% year-on-year, the lowest record since 2012. China, East Asia and some emerging countries suffered the most and their imports were shutdown. Falls in global trade are normally correlated with a retraction of investments, since they are usually intensive expenditures on intermediate and capital goods that flow across borders.

Throughout 2019, investor’s sentiment remained very volatile, reflecting the fears caused by trade dispute between the United States and China in relation to the eventual interruption of the global production chains, on the one hand, and the uncertainty caused by Brexit and the geopolitical tensions in various regions of the world. The fall in investment spending and the slowdown in global activity led central banks, especially in developed countries, to promote more expansive financial conditions. The Federal Reserve cut the policy rate on three occasions and interrupted the normalization of its balance sheet by repurchasing securities at the end of the year. The European Central Bank announced in September another rate cut and the return of the liquidity provision program through the purchase of bonds (“quantitative easing”). Several central banks in emerging economies (including Brazil, Chile, India, Indonesia, Mexico, Peru, the Philippines, Russia, South Africa, Thailand and Turkey) followed the cycle of rate cuts in order to mitigate the impact of the economic slowdown already mentioned. As a result of these actions, the financial markets in the main regions of the world ended the year with a more positive performance than expected by mid-2019.

The IMF global GDP growth projection for 2019 is 2.9% year-on-year, the lowest since 2010. Advanced economies would have grown 0.5 percentage points below the 2018 performance, with all countries and regions slowing down compared to the previous year except Japan and the United Kingdom (Japan would grow 0.7 percentage points more than in 2018 and the United Kingdom would repeat its performance that year). As for emerging economies, a growth of 3.7% in 2019 is expected, which implies a deceleration of 0.8 percentage points compared to 2018. Here also the performance is uniform.

For 2020, the World Economic Outlook published by the IMF in April 2020 forecasts a sharp contraction of global GDP of 3.0% year-on-year, expected to be worse than the 2008-09 financial crisis. In comparison with the last World Economic Outlook forecast, there is a negative difference of 6.3 percentage points. The contraction is mainly explained by the costs inflicted by the COVID-19 pandemic. However, the IMF forecasts an acceleration of global GDP to 5.8% year-on-year for 2021, assuming the pandemic fades in the second half of 2020 and containment efforts can be gradually unwound.

The United States, which represents about 25% of world GDP, had grown 2.3% in 2019. Although investments have remained delayed, employment and consumption showed extraordinary dynamism. The moderation of the activity during 2019 is largely explained by the uncertainty caused by the trade war between the United States and China.

As a counterpart and for the purpose of cushioning the slowdown, the Federal Reserve cut the federal funds rate up to 1.75%. In addition, it announced the interruption of the normalization of its balance sheet, having already expanded at least U.S.$ 1 billion the liquidity provision through the purchase of short-term securities and pass operations with hedge funds.

Europe’s share of world GDP is close to 25% of the total. In 2019, the Euro area had grown at a rate of 1.2% per year, 0.7 percentage points lower than what was recorded in 2018. The weakness of manufacturing production is a consequence of a significant fall in external demand. Under these conditions, the growth projections carried out by the IMF for the year 2020 have been revised downwards in the main economies of the area, such as Germany, France, Italy and Spain.

Despite the recent slowdown, the growth of the Eurozone in recent years has contributed to unemployment reduction, and at the same time inflation remained contained, as it would have reached 1.2% in 2019. Given the recent economic weakness and the absence of inflationary pressures, the European Central Bank announced the resumption of bond purchases as of October 2019, cut reference rates and reaffirmed its intention to keep monetary conditions accommodative.

Europe’s fiscal consolidation process, fundamental for debt sustainability and monetary stability, will continue to be under pressure given the thinning of the social and political climate in important countries of the EU, such as Italy and France. In any case, and despite social protests, governments have so far been successful in managing the crisis without noticing a significant deterioration in fiscal balances.

In regards to Argentine foreign trade, China, India and Brazil represent opportunities for the Argentine economy. In 2019, the Chinese economy grew 6.0%, and a deceleration is expected in 2020, but it is expected to continue to generate high demand for raw materials and agro-industrial manufactures that Argentina produces. China is transitioning from being a net exporting country of low wages to an economy based on the internal consumption of goods and services, with higher income per capita due to the higher productivity resulting from a vigorous process of foreign and local private investment, the latter supported by local credit. Some of the new opportunities arising for Argentina are the export of pig meat to supply the Chinese market after an epidemic of swine fever, the sale of minerals and energy raw materials and the already traditional shipment of agricultural commodities and derivatives such as soybeans, wheat and corn, among others.

In China, indicators such as industrial production, retail sales, and fixed asset investment suggest that the contraction in economic activity in the first quarter could have been about 8% year-over-year. Even with a sharp rebound of 9.2% for 2021, the Chinese economy is expected to grow at a subdued 1.2% in 2020, lower than the pace forecasted for the Indian economy (1.9%). According to the IMF, India would have grown 4.2% in 2019. It’s worth noting that India is an economy that complements Argentina, and its middle class is bigger than that of China.

Brazil, Argentina’s main trading partner, has achieved, through a reform in pensions’ regulation towards the end of 2019, great advances which will generate a fiscal saving of up to U.S.$ 20 million over 10 years. Although structural reforms that contribute to more fiscal savings cannot be ignored or dismissed, the aforementioned reform is in and of itself a very important step. After growing 1.3% in 2018 and 1.7% in 2019, the Brazilian economy is expected to increase its annual growth rate to 2.2% in 2020 as a result of its initiatives aim at fiscal consolidation and the decreasing of the country’s risk, along with its consequent broader access to the credit market. The recovery of the Brazil’s economy is positive for Argentine’s, especially due to the spill it produces in manufacturing with a focus on the sectors linked to the automotive industry. However, it should be noted that, in the medium term, the evolution of the exchange with Brazil and the international competitiveness of some Argentine industrial sectors will depend on the functioning of Mercosur, whose current configuration may suffer tensions derived from the parties’ different approaches in this regard.

The increase in social instability in several countries of the region should be taken into account, given that it could affect the performance during 2020. Since October 2019, there have been violent riots and social protests in Chile, which ultimately triggered a political crisis that led that country to call a plebiscite in April 2020 to reform its Constitution. Meanwhile, the government has launched several initiatives to respond to social claims. Bolivia is also under a provisional government after the resignation of Evo Morales, accused of having committed fraud in the last elections. In May 2020, presidential elections will be held in that country to appoint a new president. Finally, Colombia is also going through social tensions, though these have been generally peaceful and have not had a strong impact on the economic activity.

Agricultural commodity prices increased during 2019. Soybeans rose 6.9% to $ 347 per ton, while wheat and corn rose 11.0% and 3.4%, respectively. Meanwhile, the price of a barrel of WTI oil increased during 2019 by 35.4%. The continuity of these trends will be conditioned by the global economic scenario, marked by a more challenging environment both commercially and financially.

Although for the Argentine economy, the year 2019 started with some positive signs, with some foreign-exchange-rate stability, improvements in economic activity and in inflation indicators and improvements on the foreign front, exchange rates ended impacting on inflation. This also occurred in a context in which the Central Bank maintained a contractive monetary policy with extremely high interest rates in the framework of a compromise to keep the monetary base unchanged.

Packages of economic and social policies arrived with the first symptoms, notably those aimed at controlling the foreign exchange rate volatility and inflation. Even the IMF eventually allowed the Central Bank to intervene the MULC to mitigate the excessive volatility of the foreign exchange rate.

Nevertheless, the government of Mauricio Macri lost the primary elections and the financial situation suffered a significant impact. The opposition’s victory generated a change in expectations and a large drop in Argentine asset prices, as well as an increase in the country risk indicator and a strong foreign exchange run.

At the same time just after the primary elections, and given the doubts of IMF officials regarding the program until then in force, the 2018 IMF Agreement with the fund was put on hold and the disbursement of U.S.$ 5.4 million that was planned for the end of September was not made, leaving a balance of U.S.$ 12 billion of total assistance subject to the redesign of a new program.

The Peso devalued more than 30% from 45 to 60 Pesos per U.S. dollar, while the country risk indicator measured by the EMBI, published by JP Morgan, increased from 650 to 2.500 points while the Central Bank lost around U.S.$ 21 billion in international reserves.

On the other hand, economic activity continued without recovery and the inflation rate remained at very high levels, above an annual rate of 50% and hovering around 6% in September 2019.

In this context, in September 2019 the national government decided to restructure the maturities of the Letters issued in Pesos and U.S. dollars, while the Central Bank introduced foreign exchange controls.

After the 2018 balance of payments crisis, the Argentine economy performed very poorly in 2019, as economic activity fell by about 2.6%. According to IMF, the Argentine economy would have contracted by 2.2% in 2019 and forecasts a 5.7% contraction of the Argentine GDP in 2020, lower than the region average (a contraction of 5.0% if the South American GDP).

The sharp deterioration in domestic conditions and confidence was reflected in the fall in real wages, consumption and investment. Investment plummeted by about 15% with public investment retracting in a context of fiscal consolidation and private investment also collapsing.

Industrial activity suffered the consequences of the lack of financing opportunities and the growth prospects uncertainty before and after elections, which led to the delay in the projections of investment and production. These conditions were reflected in a decline of about 6.5% of activity in the sector, led mainly by the automotive industry, in line with the collapse of the sale in the sector.

However, in 2019, there was a significant improvement in the macroeconomic imbalances exhibited by the economy, particularly in terms of fiscal deficit and the balance of payments current account. On the fiscal level, the primary deficit was reduced to 0.4% of the GDP, improving 4 points compared to 2015. Particularly, this improvement took place during 2019, when the growth of expenditures was significantly lower than that of revenues.

The balance of payments current account deficit will hover around 1% of GDP in 2019 after reaching 5% in 2017. The adjustment in the external accounts was mainly a result of a fall in imports. The drop in the activity, and a level of real exchange rate that is already close to equilibrium values have generated a moderated upturn in exports. With this performance, the goods trade balance showed a positive balance of U.S.$ 15,992 million, the highest in ten years, ant the net exports became the main growth factor.

Argentina’s public debt, excluding intra public sector debt, represented about 50% of GDP by the end of 2019.

Alberto Fernández was elected as the presidential candidate for the Frente de Todos coalition at the mandatory primary elections held in Argentina on August 11, 2019, and elected president in the runoff national presidential elections that took place in Argentina on October 27, 2019, with the Frente de Todos coalition receiving approximately 48.10% of the votes. Mr. Fernández took office on December 10, 2019.

On December 17, 2019, the Fernandez administration submitted a bill proposing a wide range of economic and social reforms to Congress, which passed Law N° 27,541, promulgated by President Fernández on December 23, 2019. The new legislation declared a public emergency, which will remain in force until December 31, 2020, in economic, financial, fiscal, administrative, pensions, tariff, energy, health, and social matters. Law N° 27,541 sanctioned the delegation of certain congressional powers to the Executive branch, in order to tackle social and economic distress, as well as to adjust Argentina’s public debt profile. The main reforms introduced by Law N° 27,541 include the following:

1.

Public Debt and its Sustainability: The Executive branch is authorized to perform all necessary acts to recover and ensure the sustainability of the Argentine public debt. In addition, the National Government was authorized to issue debt securities to the Central Bank for an amount of up to U.S.$ 4.517 billion in exchange for reserves to be applied solely to meet Argentina’s foreign currency-denominated debt obligations.

2.

Energy System: The Executive branch was authorized to freeze electricity and gas tariffs that are under federal jurisdiction for 180 days, starting on December 23, 2019, and to begin an integral renegotiation of such tariffs with the relevant utilities companies. Furthermore, the Executive branch was authorized to intervene in the administration of the Ente Nacional Regulador de la Electricidad (ENRE) and the Ente Nacional Regulador del Gas (ENERGAS) for a one-year period.

3.

Tax Obligations: The income tax, personal assets tax, credit and debit in banks tax, export and import duties and social security tax rates were modified foreseeing a gradual increase in tax rates, and a new tax refund system was approved.

Furthermore, the new legislation introduced the Impuesto Para una Argentina Inclusiva y Solidaria (“PAIS Tax”) a special tax applicable to certain foreign exchange transactions.

4.	Wages: Law N° 27,541 authorizes the Executive branch to determine minimum wage increases to be mandatorily implemented by employers in the private sector.

5.

Pensions: Commencing on the date of promulgation of Law N° 27,541, the use of the existing formula for the calculation of the periodic state pension adjustments was suspended for 180 days. Following the temporary suspension, the Executive branch will establish a new formula to be used to calculate the necessary pension adjustments on a trimestral basis.

Since assuming office, the Fernandez administration has announced and implemented other economic and policy reforms, including: (i) the extension of exchange control measures previously enacted; (ii) the duplication of the legal severance payment that employers must pay in case of dismissing employees without cause; (iii) the extension of the maturity of U.S. dollar-denominated Letes and bonds denominated in Pesos; (iv) the reduction in, and subsequent price freeze on, the prices of medicaments until February 1, 2020; (v) the suspension of the 2018 Fiscal Consensus to increase the provinces’ fiscal autonomy; and (vi) a price freeze on public transportation fares in the metropolitan area of Buenos Aires.

Furthermore, in response to the increasing economic uncertainty that has affected Argentina in 2019, the Central Bank has deployed a number of monetary measures aimed at containing the volatility of the Peso / U.S. dollar exchange rate and the outflow of foreign reserves. In October 2019, the Central Bank introduced new norms regulating natural and legal persons’ access to the foreign exchange market, including monthly limits on purchases of foreign currency for individuals in Argentina. The October 2019 restrictions also provided that the withdrawal of foreign currency abroad using Argentine debit cards by Argentine residents would only be possible if debited to Argentine foreign-currency-denominated bank accounts. In addition, authorized financial entities executing foreign exchange trades of a value equal to or exceeding U.S.$2 million, whether on their own account or on behalf of their customers, were required to notify the Central Bank two business days ahead of completing such trades.

The new regulations introduced in October 2019 also affect the regime regulating the import of goods into Argentina and payment thereof. Importers are required to declare the entry through customs of pre-paid imported goods purchased form unrelated suppliers within 90 days. The pre-payment of imports to suppliers related to the importer instead requires prior Central Bank approval. Importers can access the foreign exchange market in order to pay imported goods or to satisfy foreign-currency debt obligations arising in connection with import financing, only if certain requirements are satisfied: these include the requirement to declare and register the import of goods through the SEPAIMPO (“Seguimiento de Pagos de Importaciones”) system.

On October 31, 2019, the Central Bank published a further resolution limiting financial entities’ ability to access the foreign exchange market to satisfy payments originally made through an Argentine-issued debit or credit card for transactions relating to gambling and betting activities, the purchase of cryptocurrencies, the transfer of funds to investment accounts managed by administrators based abroad, the completion of foreign exchange operations abroad or the transfer of funds to payment services providers. Additionally, financial entities must comply with a U.S.$50 per-transaction limit on cash withdrawals carried out abroad with Argentine-issued credit cards.

On November 7, 2019, the Central Bank further clarified certain aspects of the Argentine foreign exchange regime. Financial entities may allow Argentine residents to access the foreign exchange market for the purposes of repaying principal and interest on foreign-currency-denominated debt or to provide security for such obligations if (1) these debt obligations relate to import or export finance and foreign currency payments are contractually stipulated; (2) the foreign-currency-denominated funds acquired are deposited in an account opened with a local financial entity, unless contractually stipulated by an agreement entered into before August 31, 2019 that such funds should be deposited abroad; (3) the amount of deposits accumulated in foreign currency for servicing debt do not exceed the value to be paid on the next scheduled payment date for such indebtedness; (4) the daily amount of foreign currency to be obtained cannot exceed 20% of the amount set out under (3); (5) the relevant financial entity must review the underlying agreements establishing the foreign currency indebtedness, to verify that the debtor’s access to the foreign exchange market, as envisioned by such agreements, is in compliance with the terms of the Central Bank’s norms. Importantly, foreign currency funds that are not used towards debt servicing as agreed, will need to be liquidated in the foreign exchange market within five working days following the scheduled payment date.

On December 5, 2019, the Central Bank clarified that foreign financial indebtedness disbursed as from September 1, 2019, will be required to be repatriated and settled for Pesos through the foreign exchange market only if the debtor will require access to such market with the purpose of servicing principal and interest payments. This provision also applies in respect of issuances by Argentine residents of securities which are publicly registered in the country as from November 29, 2019, denominated and underwritten in foreign currency and whose services of principal and interest are payable locally in foreign currency. During the end of 2019 to the date of this annual report, the Central Bank continues to impose further restrictions of access to the foreign exchange market and to certain capital market operations commonly effected to acquire US dollars (MEP or “contado con liquidación”).

On December 28, 2019, the Fernández Administration issued Decree No. 91/2019 extending the requirement for exporters to repatriate the proceeds of export transactions, as further regulated by the Central Bank.

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

The quasi-fiscal deficit of the country, has been absorbed by the dramatic depreciation in the exchange rate between the Argentine Peso and the U.S. dollar and LELIQs substituting for Lebacs.

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

Argentina’s weak monetization is nothing new, despite the improvement seen during 2017 and 2018, Argentina’s financial system continues to be Latin America’s smallest financial system in relative terms in as much as Peso-denominated and U.S. dollar-denominated bank lending stands for 15.8% of GDP when the regional average had been 35%.

Total deposits compared to Argentina’s GDP grew by 6.8 percentage points of GDP. The reasons for this growth are to be found, above all, in an increase in time deposit in Pesos and in U.S. dollars which reached the end of the year at unprecedented levels. This growth was well above an increase of hardly 0.7 percentage points of GDP for total lending.

In the course of 2018, Peso-denominated time deposits grew by 54% year-on-year whilst deposits denominated in U.S. dollars (measured in Pesos) rose by 131% year-on-year (29% measured in foreign currencies + 102% devaluation). As of December 31, 2018, deposits totaled Ps. 4,086 billion.

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

For most of 2019, a very restrictive monetary program was in force, consisting in zero growth of the monetary base with some allowed exceptions (seasonal adjustment and acquisition of foreign currency for the international reserves under exchange rate appreciation). In addition, a minimum interest rate was set to prevent the interest rate from falling too quickly. The objective was to sustain a positive real rate and guarantee the absence of monetary issuance, an inflationary factor. In September, the Central Bank decided to modify the zero growth of the monetary base to a 2.5% monthly, held until November, when more restrictive foreign exchange regulations were introduced.

On average, the monetary base grew at an annual rate of 23% during 2019, a rate significantly lower than the 33% rate registered in 2018. However, its evolution was not uniform, in the first half of the year it remained relatively stable until October when it began to accelerate.

The main expansionary factor was a financial assistance to the Treasury, contrary to all forecasts, as the initial monetary program did not foresee any transfer of funds to the Treasury. As a contractionary factor, it issued debt (LELIQs) and passive passes. Significantly, monetary liabilities paid on average a very high rate during the year at very short terms.

Monetization in Argentina is very weak. It is not a new phenomenon and it is explained by recurrent macroeconomic crisis that undermined residents’ confidence in Pesos. Therefore, despite the improvement shown during 2017 and 2018, in 2019 the Argentine financial system was one of the shallowest in Latin America and further declined during that year; bank credits nominated in Pesos and in U.S. dollars represented 10.8% of the GDP, when the regional average of the last 10 years was 40%.

During 2019, public and private deposits in Pesos rose by 29.6% in average, while deposits in U.S. dollars (measured in Pesos) decreased by 0.4% in average (-37% in U.S. dollars). In relation to the GDP, Peso deposits decreased 2.1 p.p. to 13.3%, both those of a transactional nature and time deposits. U.S. dollar deposits declined dramatically: it fell from US$ 32.8 billion by the end of 2018 to US$ 20.7 billion by the end of 2019, a reduction equivalent to 1.7 p.p.to 4.6% of GDP.

The increase in private sector demand accounts stood out, which grew 44% in average, while time deposits increased 23%, with a decrease in retail time deposits (representing a growth of only 6.3% in average). Private deposits in foreign currency plummeted from August onwards, as they had previously increased slightly.

What refers to credits, in 2019 loans measured in Pesos and in U.S. dollars (public and private sector) rose by 15.8% in average, totaling Ps. 2.595 billion, well below inflation. Credit in Pesos (public and private sector) rose by 17.9% in average and fell 3 percentage points in relation to GDP to 7.5%, mainly affected by the collapse of consumer loans. Credit in U.S. dollars (mostly exports pre-financings to the private sector) fell by US$ 4.800 million to the amount of US$10.7 billion.

Secured loans in Pesos decreased 4.7% in average, affected by the stop of mortgages and pledges. The deterioration of real wages and therefore of private consumption, had a negative influence on this particular segment.

Consumer credit evolved negatively, affected by the economic context. The drop in real wages led to families contracting credit card debt, with late payments raising, while total personal loans decreased during the year. Thus, consumption credit increased only 19.7% in average. Credit card debt raised 48.2% in average, while personal loans plunged 4.5% in averaged in nominal terms.

In contrast, the growth differential between deposits and loans in Pesos during the year (19.6% in average vs. 17.9% in average), increased the liquidity of the financial system. Indeed, the broad liquidity of the system reached 59.4% of deposits by the end of 2019, showing a year-on-year increase of 4.2 p.p.

In this context, the interest rates showed a very volatile behavior as a reflection of foreign exchange instability. As of December 2018, the monetary policy rate (7 days LELIQs) closed at 59.25% per annum. As of February 2019, in a context of foreign exchange appreciation by the inflow of capital, and the Central Bank buying up reserves, the monetary policy rate reached its lowest at 43.94%.

Then, due to external pressures on the Peso and uncertainty regarding the Central Bank’s ability to intervene the foreign exchange market it gradually started to grow. In May 2019, it reached 74% and began to gradually decrease until the August primary elections, when it reached levels hovering around 60%. After the primary results were known, it escalated quickly to the highest level of the year: 86%.

The establishment and intensification of the foreign exchange regulations allowed the interest rate to fall to levels of 55% per annum once the new government and the Central Bank new administration were in office. The rest of the rates performed similarly.

Available data as of November 2019, indicated that the profitability of the consolidated financial system increased during 2019. In the first 11 months of the year, banks obtained a profit of Ps. 758.239 million, 79.4% above the Ps. 422.609 million they recorded for the same period in 2018 and higher to inflation. The return on assets reached 4.8% in average, exceeding the 3.7% average for the same period in 2018. This increase in profitability was mostly explained by the good result of security operations, which averaged 13.2% of assets, against 6.3% in 2018, a result that complemented the interest margin that averaged 11.3% of assets, slightly above 11% from a year before. Thus, the financial margin increased by 2.9 p.p. to 13.5% of assets against 10.6% in 2018. Also, there was an increase in interest expenses that averaged 14.6% of assets in 2019 versus 9.3% a year before.

On the other hand, administrative expenses grew by an accumulated 55.4%, slightly above inflation. Results for services grew by an accumulated 34.2% las year. Charges for uncollectibility of private banks increased and remained at relatively low levels, while the irregular portfolio averaged 4.4% of the financings, the highest level since 2006 and above 2.2% in 2018.

Regarding capitalization, capital represented the 17.5% of the risk weighted assets in November (over the 15.6% a year ago), with an excess of integration regarding the 101% exigence. Also, private bank exposure to the public sector averaged 19.4% of assets (which includes loans to the public sector, securities and LELIQs), above the accumulated 13.1% for the same period in 2018.

RESULTS OF OPERATIONS

The following discussion of our results of operations is for the Bank as a whole and without reference to any operating segments.

We do not manage our Bank by segments or divisions or by customers, by products and services by regions, or by any other segmentation for purpose of accounting resources or assessing profitability.

Our loans and other financing portfolio to the private sector has grown by 22% in 2019 in nominal value, keeping up with the evolution of the financial system. In real terms, the private sector loan portfolio decreased by 20% compared to 2018.

During 2019, we maintained a leading position in terms of personal loans, with Ps. 56,799.2 million in nominal value, which represent a 14% of market share. As to its credit card products, in 2019 we maintained a 7% of market share, increasing 43% in nominal value year over year.

The coverage indicator reached a 130.9% ratio towards the end of the fiscal period, higher than the coverage ratio at the end of 2018. The levels of delinquency have stayed in historically low value, however, the non-performing ratio was 1.7% over total portfolio as of December 31, 2019.

Our total deposits increased by 10% in 2019 in nominal value and decreased by 28% in real terms compared to 2018. Regarding the composition of deposits, there was a larger growth in demand deposits and a lower volume of time deposits, year over year.

The Bank continues to be one of the four private entities with the highest volume of deposits and a market share of 6% of the financial system as a whole.

As of December 31, 2019 the Bank’s liquidity reached Ps 154,151 million, registering an increase of 13% in nominal year over year and achieving a 59% of liquidity ratio.

The discussion about the year ended December 31, 2018 compared to the year ended December 31, 2017 has been omitted from this annual report. Such discussion has been included in the annual report on Form 20-F for the year ended December 31, 2018 filed by the Bank with the Securities and Exchange Commission on May 10, 2019.

YEAR ENDED DECEMBER 31, 2019 COMPARED TO YEAR ENDED DECEMBER 31, 2018

Net income

The following table sets forth certain components of our statement of income for the years ended December 31, 2018 and 2019:

INCOME STATEMENT	Year Ended December 31,		Change December 31,
	2018 (1)	2019	2019 - 2018
	(in thousands of Pesos, except for number of shares, net income per share and dividends per share)
Interest Income	120,214,259	151,566,640	31,352,381	26%
Interest Expense	(46,426,316)	(64,156,959)	(17,730,643)	38%
Net Interest Income	73,787,943	87,409,681	13,621,738	18%
Commissions income	22,000,691	19,441,433	(2,559,258)	(12%)
Commissions expense	(1,430,689)	(1,609,947)	(179,258)	13%
Net fee income	20,570,002	17,831,486	(2,738,516)	(13%)
Subtotal (Net Interest Income + Net Fee Income)	94,357,945	105,241,167	10,883,222	12%
Net gain from measurement of financial instruments at fair value	1,940,516	7,932,797	5,992,281	309%
(Loss) / Profit from sold or derecognized assets at amortized cost	(9,429)	27,417	36,846	391%
Differences in quoted prices of gold and foreign currency	(2,692,459)	3,497,301	6,189,760	230%
Other operating income	5,411,025	7,680,839	2,269,814	42%
Credit loss expense on financial assets	(4,461,143)	(4,346,885)	114,258	(3%)
Net operating income after expenses, depreciation and amortization	94,546,455	120,032,636	25,486,181	27%
Employee benefits	(19,192,702)	(21,202,596)	(2,009,894)	10%
Administrative expenses	(12,726,636)	(12,800,757)	(74,121)	1%
Depreciation and amortization of fixed assets	(2,266,602)	(3,006,376)	(739,774)	33%
Other operating expenses	(19,014,152)	(22,100,895)	(3,086,743)	16%
Net operating income after expenses, depreciation and amortization	41,346,363	60,922,012	19,575,649	47%
Income from associates & joint ventures	409,655	898,428	488,773	119%
(Loss)/gain on net monetary position	(28,489,943)	(28,194,756)	295,187	n.m. (1)
Income before tax on continuing operations	13,266,075	33,625,684	20,359,609	153%
Income tax on continuing operations	(14,347,904)	(12,975,037)	1,372,867	(10%)
Net (loss)/income from continuing operations	(1,081,829)	20,650,647	21,732,476	n.m.
Net (loss)/income of the fiscal year	(1,081,829)	20,650,647	21,732,476	n.m.
Net (loss)/income of the fiscal year attributable to controlling interest	(1,082,089)	20,650,410	21,732,499	n.m.
Net (loss)/income of the fiscal year attributable to non-controlling interest	260	237	(23)	(9%)

(1)	n.m. means not meaningful

2019 and 2018

Our consolidated net income from continuing operations for fiscal year ended as of December 31, 2019 shows an increase of Ps. 21,732.5 million as compared to fiscal year ended as of December 31, 2018. This increase was primarily attributable to a:

•	An increase in net interest income of Ps. 13,621.7 million or 18%.

•	An increase in net income from measurement of financial instruments at fair value of Ps. 5,992.3 million or 309%.

•	An increase in differences in quoted prices of gold and foreign currency of Ps. 6,189.8 million, from a loss of Ps. 2,692.5 million in 2018 to a gain of Ps.3,497.3 million in 2019.

•	An increase in other operating income of Ps. 2,269.8 million or 42%.

The aforementioned profits increase in consolidated net income from continuing operations was partially offset by:

•	A decrease in net commissions income of Ps. 2,738.5 million or 13%.

•	An increase in total operating expenses of Ps. 5,910.5 million or 11%.

Interest income

The components of our interest income for the years ended December 31, 2019 and 2018 were as follows:

INTEREST INCOME	Year Ended December 31,
	2018 (1)	2019
	(in thousands of Pesos)
Interest on Cash and bank deposits	42,687	260,610
Interest from government securities	31,260,571	64,664,166
Interest from debt securities	348,004	1,427,062
Interest on loans and other financing
To the financial sector	2,197,293	2,072,660
To the non financial private sector
Interest on overdrafts	10,106,400	16,100,277
Interest on documents	6,166,140	5,578,114
Interest on mortgages loans	7,679,158	8,103,107
Interest on pledged loans	1,104,655	628,394
Interest on personal loans	38,887,756	29,990,766
Interest on credit cards	13,057,582	13,206,022
Interest on financial leases	303,456	181,747
Interest on other	8,368,521	6,068,720
Interest on Repos
From the Central Bank	49,333	406,144
Other financial institutions	642,703	2,878,851
Total Interest income	120,214,259	151,566,640

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2019. See “Presentation of certain financial and other information”.

2019 and 2018

Our interest income increased 26% or Ps. 31,352.4 million as compared to fiscal year ended December 31, 2018, mainly due to higher interest from government securities, from debt securities, interest on repos and interest on overdrafts.

Interest from government securities and debt securities increased 109% or Ps. 34,482.7 million. Interest derived from government securities increased by 107%, or Ps. 33,403.6 million, given the Central Bank’s policy and incentives for banks to invest in Leliqs. The average placements in instruments issued by the Central Bank increased approximately 32% in 2019. The nominal interest rates of these instruments increased on average more than 28.9 percentage points in such year.

Interest on repos increased 375% or Ps. 2,593 million as compared to fiscal year ended December 31, 2018, due to an increase of 267% in average volume and a 17.7 percentage points in nominal average interest rate.

Interest on loans decreased 7%, or Ps. 5,941.2 million, mainly as a result of a 23% or Ps. 8,897 million decrease in interest on personal loans, and a 27% or Ps. 2,299.8 million decrease in interest on other loans. This decrease was partially offset by a 59% or Ps. 5,993.9 million increase in interest on overdraft.

The total decrease in interest on loans was a result of a decrease in average volume partially offset by an increase in average rates for total portfolio. Moreover, private sector loans as a whole decreased in average volume by 22.6% while the nominal average interest rate increased 11.2 percentages points.

Interest expenses

The components of our interest expenses for the years ended December 31, 2018 and 2019 were as follows:

INTEREST EXPENSE	Year Ended December 31,
	2018 (1)	2019
	(in thousands of Pesos)
From deposits
Interest on checking accounts	1,024,805	394,448
Interest on saving accounts	633,960	658,507
Interest on time deposits and investments accounts	39,794,118	58,225,160
Interest on financing received from Central Bank of Argentina and other financial institutions	229,263	264,292
For repo transactions
Other financial institutions	336,326	336,492
Interest on corporate bonds	2,788,216	2,387,574
Interest on subordinated corporate bonds	1,530,595	1,703,391
Interest on other financial liabilities	89,033	187,095
Total interest expense	46,426,316	64,156,959

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2019. See “Presentation of certain financial and other information”.

2019 and 2018

Interest expense increased 38% or Ps. 17,730.6 million as compared to 2018, mainly due to interest paid on time deposits portfolio.

Interest on deposits represented 92% of total interest expense and increased by 43% or Ps. 17,825.2 million, as compared to fiscal year ended December 31, 2018. The increase in interest on deposits was mainly due to an increase in nominal interest rates during fiscal year 2019, from 12.5% on average in fiscal year ended December 31, 2018 to 22.3% on average in fiscal year ended December 31, 2019 for private sector deposits (approximately an increase of 10 percentage points). Additionally, during 2019 average volume of interest bearing deposits decreased 7%, the peso deposits decreased 13% and foreign currency deposits increased 9%.

Net gain from measurement of financial instruments at fair value

2019 and 2018

Net gain from measurement of financial instruments at fair value increased 309% or Ps. 5,992.3 million compared to 2018, primarily due to: i) A gain from investments instruments of Ps. 3,307 million (remaining equity interest of Prisma S.A. and its inflation adjustment of 2019); ii) A gain from instruments of derivatives (forwards transactions) of Ps. 1,123 million and iii) a gain from government securities (TC21 – BONCER 2021) of Ps. 1,046 million.

Net Commissions income

The following table provides a breakdown of our commissions income by category for the years ended December 31, 2018 and 2019:

NET COMMISSIONS INCOME	Year Ended December 31,
	2018 (1)	2019
	(in thousands of pesos)
AFIP & Collection services	126,693	138,920
Fees charged on deposit accounts	9,704,802	7,727,146
Mutual funds & securities fees	160,305	273,147
ATM transactions fees	897,444	1,091,207
ANSES fees	53,289	44,015
Insurance fees	1,297,810	1,169,363
Corporate services fees	1,880,653	2,133,355
Financial agent fees (Provinces)	1,015,210	1,011,337
Debit card fees	798,557	990,136
Credit card fees	5,061,414	4,096,929
Credit related fees	1,004,514	765,878
Total commissions income	22,000,691	19,441,433
Total commissions expense	(1,430,689)	(1,609,947)
Net commissions income	20,570,002	17,831,486

(1)	Figures stated in thousands of pesos adjusted for inflation as of December 31. 2019. See “Presentation of certain financial and other information”.

2019 and 2018

Net commission income decreased by 13%, or Ps. 2,738.5 million in 2019, mainly due to a decrease in total commissions income.

Total commissions income decreased by 12% or Ps. 2,559.3 million in 2019 compared to fiscal year ended December 31, 2018, primarily due to a 20% or Ps. 1,977.7 million decrease in fees charged on deposit accounts, a 24% or Ps. 238.6 million decrease in credit related fees and a 19% or Ps. 964.5 million decrease in credit cards fees. These decreases were partially offset by a 22% or Ps. 193.8 million increase in ATM transaction fees and a 13% or Ps. 252.7 million increase in corporate services fees.

Although in 2019 there was an increase in income fee in terms of nominal value, as a result of the higher amount of accounts/clients and transactions, as well as the increase in applicable tariffs, the evolution of these fees did not offset the inflationary effect. The main increases in nominal values obey to an increase in maintenance costs of savings accounts and in the services of retirement payments and unemployment subsidies provided by the Bank, as well as an increment in credit/debit card commissions resulting from an increase in tariffs and higher consumption.

Total commissions expense increased by 13% or Ps. 179.3 million compared to fiscal year ended December 31, 2018, due to a 29% or Ps. 175.6 million increase in commissions paid to ATM’s exchange.

Differences in quoted prices in gold and foreign currency

2019 and 2018

In fiscal year ended December 31, 2019, the difference in quoted prices of gold and foreign currency totaled Ps. 3,497.3 million representing a 230% or Ps. 6,189.8 million increase compared to 2018, originated as the combination of different factors: i) the change of foreign exchange position, from a negative position (liability) in average in fiscal year 2018 to a positive position (asset) on average during fiscal year 2019, ii) the increase in the exchange rate, from an annual average of Ps. 28.0937 during fiscal year 2018 to an annual average Ps. 48.2423 in fiscal year 2019, and iii) 48% or Ps. 1,180 million increase in result of foreign currency trading.

Other operating income

The components of our other operating income for the years ended December 31, 2018 and 2019 were as follows:

OTHER OPERATING INCOME	Year ended December 31,
	2018 (1)	2019
	(in thousands of Pesos)
Credit and debit cards	331,280	220,421
Lease of safe deposit boxes	412,607	428,950
Other service related fees	693,381	749,476
Sale of real estate and other non-financial assets	75,383	—
Other adjustments and interest from other receivables	407,755	787,089
Initial recognition of loans	121,600	119,856
Sale of property, plant and equipment	58,375	—
Others	3,310,644	5,375,047
Other Operating Income	5,411,025	7,680,839

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2019. See “Presentation of certain financial and other information”.

2019 and 2018

Other operating income increased 42% or Ps. 2,269.8 million, mainly due to a 62% or Ps. 2,064.4 increased in Others related to the results of sale of the 51% equity interest in PRISMA Medios de Pagos S.A. registered in the first quarter 2019 (for further information please see note 21 to our audited consolidated financial statements as of December 31, 2019 and 2018).

Employee benefits and administrative expenses

The components of our employee benefits and administrative expenses for the years ended December 31, 2018 and 2019 were as follows:

EMPLOYEE BENEFITS AND ADMINISTRATIVE EXPENSES
	2018 (1)	2019
	(in thousands of Pesos)
Employee benefits	19,192,702	21,202,596
Remunerations	14,487,872	14,659,764
Payroll taxes	2,819,542	4,303,126
Compensation and bonuses to employees	1,405,378	1,749,590
Employee services	479,910	490,116
Administrative Expenses	12,726,636	12,800,757
Taxes	1,707,051	1,515,681
Maintenance, conservation and repair expenses	1,684,199	1,715,812
Fees to directors and syndics	1,338,022	2,071,603
Security services	1,331,120	1,184,114
Electricity and communications	1,094,525	1,185,887
Other fees	1,043,481	1,012,093
Leases	612,437	225,273
Advertising and publicity	558,242	472,968
Representation, travel and transportation expenses	214,905	197,972
Stationery and office supplies	109,690	102,209
Insurance	114,796	121,477
Hired administrative services	123,144	85,610
Other	2,795,024	2,910,058
Total Employee benefits and Administrative Expenses	31,919,338	34,003,353

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31. 2019. See “Presentation of certain financial and other information”.

2019 and 2018

Employee benefits and administrative expenses increased by 7%, or Ps. 2,084 million, in 2019, due to an increase in employee benefits and fees to directors and syndics.

Employee benefits rose 10% o Ps. 2,009.9 million, mainly due to a 53% or Ps. 1,483.6 million increase in Social security contribution (for further information please see note 49 “Tax and Other Claims)” to our audited consolidated financial statements as of December 31, 2019 and 2018 and a 24% or Ps. 344.2 million increase in Compensation and bonuses of (related to severance payments occurred in the last quarter 2019).

Fees to Directors and syndics increased 55% or Ps. 733.6 million as compared to fiscal year 2018.

Other operating expenses

The components of our other operating expenses for the years ended December 31, 2018 and 2019 were as follows:

OTHER OPERATING EXPENSES	Year ended December 31,
	2018 (1)	2019
	(in thousands of Pesos)
Turnover tax	10,825,343	10,231,629
Charges for other provisions	1,993,045	1,431,716
Deposit guarantee fund contributions	569,938	575,881
Donations	163,739	279,547
Insurance claims	101,389	59,595
Punitive interests and other Central Bank’s penalties	183	426
Other	5,360,515	9,522,101
Other Operating Expenses	19,014,152	22,100,895

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31. 2019. See “Presentation of certain financial and other information”.

2019 and 2018

Other operating expenses increased 16% or Ps.3.086.7 million mainly due to an increase in Others which rose 78% or Ps. 4,161.6 million. The increase in Others is related to these concepts: i) Losses in the amount of Ps. 2,866 million due to reprofiling of short term debt (Lecaps, Lelink, Letes, Lecer Notes) announced by the Argentine government on August 19, 2019 (for further information please see note 20 “Modifications of Financial Assets” to our audited consolidated financial statements as of December 31, 2019 and 2018) and ii) Ps.1,333 million related to Charges on social security contributions (for further information please see note 49 “Tax and Other Claims 49.1 c)” to our audited consolidated financial statements as of December 31, 2019 and 2018. The increase in Others was offset by a 5% or Ps. 593.7 million and a 28% or Ps. 561.3 million decrease in turnover tax and charges for other provisions respectively.

Loss on net monetary position

2019 and 2018

The loss generated by the net monetary position in fiscal year 2019 was 1% or Ps. 295 million lower than that recorded in 2018, moving from Ps. 28,492 million loss in 2018 to Ps. 28,195 million loss in 2019, as a consequence of the movements of the net monetary position during the year and the evolution of the inflation rate in comparison with the previous year.

B. Liquidity and Capital Resources

Our main source of liquidity consists of deposits, which totaled Ps. 262,865.4 million as of December 31, 2019, Ps. 366,049.5 million as of December 31, 2018 and Ps. 327,360.6 million as of December 31, 2017. These deposits include deposits generated by our branch network, from institutional, very large corporate clients and from provincial governments for whom we act as financial agent. We consider the deposits generated by our branch network and the provincial deposits to be stable.

Approximately 7% of our total deposits as of December 31, 2019 were derived from the non-financial public sector, in particular as a consequence of the Bank’s role as financial agent of four provinces. This is an important source of low-cost funding.

Total deposits, which grew 10% in nominal value in 2019 compared to 2018, represented 78% of our total liabilities as of December 31, 2019. Deposits were used primarily to finance the growth in credit made available to the private sector and the balance was invested in liquid assets. This approach has enabled us to maintain a high liquidity to deposits ratio while we await a return to stronger demand for private sector loans.

As of December 31, 2019, we had liquid assets up to Ps. 154,151 million, primarily comprised of cash and due from banks (Ps. 100,680 million) and LELIQS (Ps. 45,932 million). During 2019, the liquidity ratio increased from 57.1% as of December 31, 2018 to 59.0% as of December 31, 2019. Our liquidity ratio exceeds the aggregate liquidity ratio of the Argentine financial system as a whole.

On November 4, 2016, we issued our 6.75% Subordinated Resettable Notes due 2026 (Series A), for a nominal amount of U.S.$400 million. In addition, on May 8, 2017, we issued our 17.50% Notes due 2022 (Series B), for a nominal amount of Ps.4,620.6 million, and on April 9, 2018 we issued our Notes, at a Badlar Rate, plus 3.5% due 2021 (Series C), for a nominal amount of Ps.3,207.5 million.

Additionally, on April 27, 2018, the Shareholders’ Meeting decided to increase the maximum nominal value of our Global Notes Program from U.S.$ 1,500 million to U.S.$ 2,500 million or its equivalent in other currencies. On April 10, 2019 the board of Directors decided to use the maximum amount of the Global Notes Program for the Issuance of Corporate Bonds Approved on April 27, 2018, i.e., U.S.$ 1,000,000,000 (one billion U.S. dollars) or an equal amount in other currencies or value units, for the issuance of Corporate Bonds under CNV frequent issuers system.

On October 17, 2018, the board of directors decided to cancel Series B Notes for a nominal value of Ps.1,229.5 million and on October 16, 2019 the board of directors decided to cancel Series B Notes for a nominal amount of Ps. 501.9 million, equivalent to the amounts of purchases of those issuances as of those dates. As of the date of this annual report and after the dates indicated in the preceding paragraph, we have made purchases for a nominal value of Ps. 496.9 million, with an outstanding nominal value of Ps. 2,392.3 million.

On October 16, 2019 and on January 29, 2020, the board of directors decided to cancel Series C Notes for a nominal value of Ps. 750.5 million and Ps. 44 million respectively, equivalent to the amounts of purchases of this issuance as of that dates. As of the date of this annual report, the outstanding nominal value is Ps. 2,413 million.

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

We believe that we have adequate working capital to meet our current and reasonably foreseeable needs. As of December 31, 2019, we had excess regulatory capital of Ps. 69,009 million. Our excess capital is aimed at supporting growth, and consequently, a higher leverage of our balance sheet.

For further information regarding management and administration guidelines in relation to liquidity risk please note 51 “Capital Management, Corporate Governance Transparency and Risk Management” to our audited consolidated financial statements as of December 31, 2019 and 2018. Additionally, for further information regarding our restricted assets and trust agreements please see notes 43 “Restricted assets” and 44 “Trust activities” to our audited consolidated financial statements as of December 31, 2019 and 2018.

Minimum capital requirements

Our excess capital (representing the amount in excess of minimum reserve requirements of the Central Bank) is as set forth in nominal value in the following table:

	As of December 31,
	2017 (1)	2018 (1)	2019 (1)
	(in thousands of Pesos, except ratios and percentages)
Calculation of excess capital:
Allocated to assets at risk	11,023,213	15,609,273	21,403,835
Market risk	184,406	212,280	591,252
Operational risk	3,219,309	4,615,577	7,562,571

Required minimum capital under Central Bank Rules	14,426,928	20,437,130	29,557,658

Ordinary capital Level 1 (Con1)	41,709,067	52,285,150	83,090,092
Deductible concepts COn1	(1,021,975)	(3,046,813)	(10,637,093)
Additional capital Level 1 (CAn1)	18,074	120	—
Capital Level 2 (COn2)	8,836,474	16,874,710	26,113,428

Total capital under Central Bank Rules	49,541,640	66,113,167	98,566,427

Excess capital	35,114,712	45,676,037	69,008,769

(1)	These amounts are not adjusted for inflation.

As of December 31, 2019, we had no material commitments for capital expenditures. We believe that our capital resources are sufficient for our present capital requirements on an individual and a consolidated basis.

Funding

Our principal source of funding is mainly deposits from individuals and corporate clients located in Argentina. Deposits include checking accounts, savings accounts and time deposits. The following table sets forth our sources of funding as of December 31, 2017, 2018 and 2019.

	As of December 31,
	2017 (1)	2018 (1)	2019
	(in thousands of Pesos)
Deposits
From the non-financial government sector	29,278,650	29,707,339	17,560,282
From the financial sector	184,791	228,091	314,162
From the non-financial private sector and foreign residents Checking accounts	47,194,452	37,592,904	40,123,987
Savings accounts	101,146,616	105,675,105	90,727,971
Time deposits	141,669,340	186,291,233	106,068,177
Investment accounts (2)	97,559	230,979	2,428,549
Other (3)	7,789,184	6,323,840	5,642,226
Financing received from the Central Bank of Argentina and other financial entities
Central Bank	26,090	37,576	26,982
Banks and international institutions	380,166	3,997,749	1,876,666
Financing received from Argentine financial entities	2,260,503	576,514	342,156
Other Financial Liabilities	23,987,660	23,559,130	22,169,608
Unsubordinated Corporate Bonds	10,702,857	9,810,217	5,525,039
Subordinated Corporate Bonds	17,184,109	23,518,130	24,311,663
Shareholders’ equity	109,900,637	93,692,941	106,056,386
Total funding	491,802,614	521,241,748	423,173,855

(1)

Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2019 and considering the merger effects mentioned in note 2.4 to our audited consolidated financial statements as of December 31, 2018 and 2019. See “Presentation of certain financial and other information.”

(2)	Time deposit payable at the option of the depositor.
(3)	Includes, among others, expired time deposits and judicial deposits.

Critical accounting policies

Our audited consolidated Financial Statements are prepared in accordance with IFRS as issued by the IASB. The preparation of our consolidated Financial Statements require management to make, in certain cases, estimates and assumptions to determine the book value of assets and liabilities, income, expenses and contingencies. Our financial position and results of operations are based on the best estimate regarding the probability of occurrence of different future events and, thereof, the final amount may differ from such estimates, which may have a positive or negative impact on future years.

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

On December 29, 2017, the Federal Executive signed Tax Reform Law No. 24,430. On December 23, 2019 was passed Law 27,541 which suspends, until fiscal years beginning on January 1, 2021 included, the income tax reduction. Significant matters related to the tax reform are discuss in Note 3.13) and 28) to our audited consolidated financial statements.

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

There were no unrecognized tax benefits as of December 31, 2019 and 2018.

Fair Value of financial instruments

As described in Note 3 section “Statement of financial position disclosures” to our audited consolidated Financial Statements, a portion of our financial assets and liabilities are measured at fair value.

The fair value is the amount at which an asset can be exchanged, or at which a liability can be settled, in mutual independent terms and conditions between participants of the principal market (or most advantageous market) duly informed and willing to transact in an orderly and current transaction. The valuation of financial instruments often involves a significant degree of judgement and complexity, in particular where valuation models make use of unobservable inputs.

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

For assets and liabilities that do not have similar or identical instruments traded in the market we used an internally developed model to measure significant instruments. Those instruments would be classified as Level 3 of the fair value hierarchy, which requires significant management judgment or estimation. In arriving at an estimate valuation policies and procedures for Level 3 instruments are under the direction of the accounting and financial management.

At level 3, we mainly hold Equity instruments at fair value through profit or loss (which comprises Prisma Medios de Pago SA) and a put option taken for the mentioned holding. Additionally, the other instruments measured as level 3 include debt securities and certificates of participation in financial trusts.

Management is in charge of developing, reviewing, approving and monitoring the key model inputs, critical valuation assumptions and proposed discount rates utilized for the valuation of Level 3 instruments. In addition, the management is also in charge of monitoring the changes in fair values of Level 3 instruments from period to period.

Our management believes its valuation approach and techniques are appropriate and consistent with other market participants, however, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate or fair value at different reporting dates. For further details, see also Note 12 to our audited consolidated Financial Statements.

Impairment of financial assets

The expected credit loss (ECL) allowance is a forward-looking approach which is based on the credit losses expected to arise over the life of the asset (the lifetime expected credit loss), unless there has been no significant increase in credit risk since origination, in which case, the allowance is based on the 12 months expected credit loss. We are required to record an allowance for ECLs for all loans and other debt financial assets not held at Fair Value through Profit or Loss (FVPL), together with loan commitments and financial guarantee contracts. Inherent in any expected credit loss model is the estimate of the probability that a loan will default (probability of default, or PD), the estimate of the loss the bank expects to experience upon a default, expressed as a percentage of loan amount (loss given default, or LGD) and the drawn exposure at the time of default (EAD).

Considering that the measurement of ECL is based not only on relevant information about past events, including historical experience, and current conditions, but also on reasonable and supportable forecasts that affect the collectability of the reported amount, our management developed assumptions and estimations for its calculation. For further detail regarding our impairment method and its quantitative impact, see also note 3.2.4. and note 51.1 to our audited consolidated Financial Statements.

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

D. Trend Information

We believe that the macroeconomic environment and the following trends in the Argentine financial system and in our business have affected and will, for the foreseeable future, continue to affect our results of operations and profitability. Our continued success and ability to provide value to our shareholders will depend, among other factors, upon the economic growth of the Argentine economy and the related growth of the private sector lending. For information about the macroeconomic environment see Item 5.A. “Operating Results”. For information about the argentine financial system see “The Argentine Financial System”.

For 2020, we expect the Argentine economy to continue in recession, showing a decrease in real terms, inflation to be similar or higher than last year’s level, affected by the consequences of the worldwide COVID-19 pandemic. As many other affected countries, Argentina has decided to reduce nominal interest rates to fuel the economy and, in the first part of the year, it might have negative real interest rates.

In addition, we expect deposits and loans to grow below inflation levels while margins are expected to narrow. Moreover, efficiency measured as expenses over net financial and fee income is expected to deteriorate.

The uncertainty resulting from the Argentine government’s debt restructuring process and the economic impact of COVID-19 is likely to result in cautious economic decision making by the Argentine government. For further information, please see “Risk Factors—Risk relating to Argentina—The result of the debt restructuring and the impact of COVID-19 in Argentina is uncertain, which creates uncertainty in the Argentine economy and consequently in our business and the results of our operations.”

Potential impact related to COVID-19 pandemic

On March 20, 2020, the Central Bank decided that bank branches in Argentina should remain closed. From April 3 until April 10, 2020, branches were allowed to open with limited hours, only for the attention of beneficiaries of pension schemes and certain retirement benefits and beneficiaries of aid programs funded by the ANSES. During this period, the rest of the banking activities were performed only through digital platforms. Further, since April 13, 2020, we have reopened only for a limited number of services, and only by prior appointment, with teller services initially restricted to pensioners and social plan beneficiaries subject to certain health and security measures. Additionally, on April 20, 2020, the Central Bank allowed the provision of teller services exclusively for deposits in, and withdrawals from, foreign currency accounts.

Potential impact on future operations:

In order to provide liquidity and financial assistance mainly to PyMEs, the Central Bank has issued several regulations to help them carry on with their business activities and maintain payroll payments, including regulations allowing for delayed payments on credit cards, mortgages and other loans, and the provision of an additional 60 days of non-payment before a debtor is required to be re-classified in accordance with Central Bank regulations. Banco Macro is actively involved in these initiatives and believes its liquidity ratios are adequate. For further information, see “Recent Developments – Measures implemented to address the COVID-19 outbreak”.

In recent years, and increasingly since the beginning of the COVID-19 pandemic, we have been prompting customers to join our digital platforms to reduce the number of clients attending ATMs, ATSs and branch offices, together with prevention and personal hygiene recommendations.

In this context, remote availability of funds, processes and services will become more relevant. Demand of debit cards and access to our home banking and app have increased and are expected to continue growing.

We have adopted new ways to operate, such as allowing funds withdrawals without a debit card, and we enabled password renewal and saving account openings with biometric technology.

Since the start of the mandatory lock-down, there has been a significant increase in transactions through digital platforms. Particularly, monetary transactions made through home banking and Mobile platforms increased by 118% in period between February and May. In addition, digital customers increased approximately by 22% since February.

We expect to provide access to credit with special terms and conditions to the sectors that have been most affected by the commercial slowdown. Such credit is expected to be subsidized by the Argentine government.

Banco Macro has been involved in different actions in order to facilitate clients’ financial needs. For example, it has made available the following credit for payroll payments and capital expenditures, among others:

•	Approximately Ps.15,000 million has been available for credit lines to MiPyMEs at a rate of 24%.

•

An special credit line to pay salaries called “Asistencia pago de sueldos” is available to more than 6,000 clients for a total amount of approximately Ps. 6,000 million, approximately Ps. 3,500 million is expected to be guaranteed by the Fondo de Garantĺas Argentino (FoGAr).

As of the date of this annual report, the Bank has granted more than Ps. 20,000 million in loans under these programs in 2020.

Potential impact on operating results and solvency

The COVID-19 pandemic will have an adverse impact on different sectors of the Argentine economy. In this context, and especially where restrictions on the mobility of customers and their suppliers are in force, sales volumes have decreased, adversely impacting the generation of income from certain product lines. There has been a decrease in the demand for consumer loans. Regarding our credit card portfolio, there has been a decrease in the volume of consumption focused on industries directly affected by the nation-wide lockdown, such as tourism, clothing, and restaurants, among others.

As a consequence, the COVID-19 crisis may affect the Bank’s ability to generate financial and fee income, and therefore its operating results and solvency. The Central Bank has been lowering interest rates and eliminating certain fees to customers as a way to assist the most affected sectors. Additionally, an increase in non-performing loans in the financial system, including in the Bank’s loan portfolio, is expected.

On the other hand, there are certain factors that could potentially partially offset the previously mentioned impacts. First, the Bank’s cash position in branches and ATMs was relatively high at the beginning of the crisis, while after reopening of the branches the cash position has been decreasing. In addition, the limitations on LELIQ positions was partially offset by maintaining LELIQs’ interest rates unchanged. Since the beginning of the COVID-19 pandemic, the cost of liabilities has been declining as deposit interest rates have been falling sharply, and non-interest bearing deposits are growing much faster than time deposits. Moreover, we believe that the Bank has the highest capital base and excess capital in the Argentine financial system and, therefore, it should be well positioned to manage this crisis. Finally, the Bank is highly liquid in local and foreign currency.

The Bank has a low leveraged balance sheet (4.8% of asset to equity ratio as of December 31, 2019). In addition, deposits represented 78% of total liabilities as of December 31, 2019, where transactional and time deposits represented 54% and 46%, respectively, of total deposits. This explains the capacity of our transactional and structural base of retail deposits to fund our assets.

The Bank’s exposure to public sector debt (excluding Central Bank instruments) as of December 31, 2019 was 6.5% of total assets, mainly concentrated in short-term peso instruments. Moreover, the Bank’s liquidity does not rely on instruments issued by the Argentine government that are expected to be restructured in 2020.

Regarding liquidity mismatches, although the Bank’s liabilities are mostly short-term (sight deposits and 30 to 60 day term deposits), the nature of this funding is mainly transactional, as discussed above.

Potential impact on the quality of the Bank’s asset portfolio

The COVID-19 pandemic and the nation-wide lockdown are negatively impacting the national economy, resulting in higher expected defaults by borrowers. However, the steps taken by the Argentine government, the Central Bank and other governmental agencies, have helped mitigate the impact of such defaults on the financial system in the second quarter of 2020.

Companies with exposure to the domestic market (as retail or construction) were already in a tight financial situation and were further affected by the sudden stop of the economic activity resulting from the lockdown, the end of which is uncertain and probably will be gradual. The COVID-19 pandemic also affects some export markets (as automobiles, warehouses, refrigeration companies or regional productions). There are other sectors that, even after the lockdown, will continue with reduced or almost zero sales levels, either due to the lack of purchasing power of individuals or due to changes in people’s habits (as tourism, passenger transport, gambling, resorts, gastronomic services, and retail credits, among others).

The Bank will also be affected by the circumstances described above and an increase in the charges for uncollectibility and impairment of its assets subject to credit risk is expected. Nevertheless, we expect a solid performance of the active loan portfolio, given the sensible credit policies enforced by the Bank, with risk diversification in sectors and regions; almost no exposure in the most affected sectors (as for tourism, air transportation or airports); retail financing oriented to the most solid companies in the market; wide relative participation of financing linked to the agricultural primary production and the agro-industry, two of the sectors among the least affected by the COVID-19 pandemic; among other reasons.

With regard to consumer and housing loans, we estimate an increase in default of loans granted to workers of the private sector, as well as self-employed professionals and microenterprises, derived in the first case from layoffs, suspensions and loss of purchasing power and the fall in sales and domestic consumption during and after the COVID-19 pandemic, in the latter case. In this regard, the Bank has adopted credit policies aimed at low-risk or well-scored customers, with a high relative share of loans to retirees and public sector employees, whose income and payment capacity are more stable and whose assets are credited to the Bank, which is why we expect the consumption credit portfolio to have a higher performance than in the rest of the financial institutions.

Finally, despite the measures adopted by the Central Bank to temporarily reduce the default levels, Banco Macro’s accounting statements will recognize the expected credit losses prospectively, incorporating the impact of new macroeconomic scenarios on the variables affecting credit risk, in accordance with the provision of IFRS 9.

Potential impact on assets

The Bank’s asset structure is mainly short-term, with 59% of total assets comprised of cash and liquid instruments as of December 31, 2019. Additionally, as of December 31, 2019, long-term loans such as mortgages represented only 11% of total assets. Commercial loans such as overdrafts and documents, and retail loans such as credit cards, contribute to the relatively low average tenor of the loan portfolio.

We could also be impacted by lower valuations of financial assets affected by restructurings or mandatory maturity deferrals.

We continue to assess the impact of COVID-19 on our assets and our statement of financial position generally.

Potential impact on human capital resources

Due to the COVID-19 pandemic, the Bank has implemented a remote-work arrangement, through which employees can remotely access the Bank’s systems, supporting the continuity of operations and working to maintain adequate standards of internal control over financial information. Approximately 95% of employees at our central offices are working from home as of the date of this annual report.

The Argentine Financial System

The Argentine financial system has maintained a consistent positive trend in the last years with our performance improving accordingly, as evidenced by the following indicators:

	As of December 31,
	2017	2018	2019
	(In millions of Pesos)
Financial System (Central Bank Rules) (1)
Total loans	1,737,093	2,365,472	2,883,383
Total deposits	2,445,998	4,084,868	4,838,143
Banco Macro (Central Bank Rules) (1)
Total loans	131,709	177,969	218,774
Total deposits	144,129	237,957	262,865

Source: Central Bank for Financial System. See “Market and Central Bank Data”.

(1)	Figures detailed in the table above have not been adjusted for inflation.

Total loans in the financial system increased in nominal values by 22% in 2019, and amounted to Ps. 2,883,383 million as of December 31, 2019, driven by private sector loans. Our portfolio shows the same trend in nominal value that the financial system as a whole shows.

Total deposits in the financial system increased in nominal values by 18% in 2019, driven by private sector deposits. Private sector deposits increased by 27% in 2019, amounting to Ps. 4,003,513 million as of December 31, 2019. Public sector deposits decreased by 12% in 2019, amounting to Ps. 754,244 million. Our portfolio shows the same trend in nominal value that the financial system as a whole shows.

Private sector lending

In 2019, loans to the private sector grew 21% in nominal values for the financial system as a whole. This trend was also reflected in the evolution of our portfolio. Our private sector loan portfolio increased also 23% in nominal value compared to the balance as of December 31, 2018, as shown in the following table:

	As of December 31,
	2017	2018	2019
	(In millions of Pesos)
Financial System (Central Bank Rules) (1)
Private sector loans	1,655,049	2,254,468	2,721,098
Banco Macro (Central Bank Rules) (1)
Private sector loans	125,930	170,807	209,613

Source: Central Bank for Financial System. See “Market and Central Bank Data”.

(1) Figures detailed in the table above have not been adjusted for inflation.

Asset Quality

As of December 31, 2019, the non-performing credit portfolio level reached 5.7% of the total credit portfolio, whereas the coverage ratio level reached 92% across the financial system as a whole, based on Central Bank Rules. Although the non-performance ratio of the portfolio has increased in comparison with the previous year, it remains low with respect to the values observed in other economies of the region and emerging economies. Regarding the coverage ratio, the provisioning levels of the financial system continue to be high.

Our figures evidence a tendency which is in line with the trend shown by the financial system, but with milder results, the ratio of non-performing portfolio reached a level of 2.1% while the coverage ratio amounted to 123%, as of December 31, 2019, based on Central Bank Rules.

The table below reflects our asset quality and that of the financial system as of December 31, 2017, 2018 and 2019:

	As of December 31
	2017	2018	2019
Financial System (Central Bank Rules)
Non-performing lending ratio (1)	1.7%	3.0%	5.7%
Coverage ratio (2)	151%	121%	92%
Banco Macro (Central Bank Rules)
Non-performing lending ratio (1)	1.1%	1.9%	2.1%
Coverage ratio (2)	182%	118%	123%

Source: Central Bank for Financial System. See “Market and Central Bank Data”.

(1)

Non-performing lending includes all lending to borrowers classified as “3—troubled/medium risk,” “4—with high risk of insolvency/high risk,” “5—irrecoverable” and “6—irrecoverable according to Central Bank Rules” under the Central Bank loan classification system.

(2)	Allowances for un-collectability risk as a percentage of non-performing credit portfolio.

Profitability

In 2019 the profitability of the financial system increased by 110% in nominal values, achieving a total of Ps. 302,799 million as of December 31, 2019, representing a 5.2% return on assets and 44.9% on equity.

The table below reflects our profitability and that of the financial system as of December 31, 2017, 2018 and 2019:

	As of December 31,
	2017	2018	2019
Financial System (Central Bank Rules) (1)
Total income (in millions of Pesos)	77,709	144,428	302,799
Return on average equity	23.4%	36.1%	44.9%
Return on average assets	2.7%	4.1%	5.2%
Banco Macro (Central Bank Rules) (1)
Total income (in millions of Pesos)	10,290	15,730	41,563
Return on average equity	31.4%	30.7%	59.0%
Return on average assets	5.7%	5.8%	10.4%

Source: Central Bank for Financial System. See “Market and Central Bank Data”.

(1)	Figures detailed in the table above have not been adjusted for inflation.

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

For additional information of transactions and financial instruments with off-balance sheet risk see note 10 “Contingent transactions” and note 48 “Off balance sheet transactions” to our audited consolidated financial statements as of December 31, 2019 and 2018.

F. Contractual Obligations and Commercial Commitments

The following table represents our contractual obligations and commercial commitments, excluding undrawn commitments of credit cards and checking accounts, as of December 31, 2019:

	Maturing
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Contractual Obligations
Financing received from the Central Bank of Argentina and other financial entities	2,245,804	2,059,767	180,935	5,102	—
Issued Corporate Bonds	5,525,039	250,119	5,274,920	—	—
Subordinated Corporate Bonds	24,311,663	353,663	—	—	23,958,000
Other Financial Liabilities	21,252,660	21,096,300	151,686	4,674	—
Operating Leases	916,948	335,422	279,249	149,832	152,445

Total contractual obligations	54,252,114	24,095,271	5,886,790	159,608	24,110,445
Commercial commitments
Lines of credit	1,052,364	1,052,364	—	—	—
Guarantees	1,719,015	1,709,091	9,674	250	—
Standby letters of credit	446,470	446,470	—	—	—

Total commercial commitments	3,217,849	3,207,925	9,674	250	—

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

BOARD OF DIRECTORS

The following table sets forth certain relevant information of the members of our board as of the date of this annual report:

Name	Position	Age	Year First Appointed as Director	Year of Expiration of Term
Jorge Horacio Brito	Chairman	67	2002	2022
Delfín Jorge Ezequiel Carballo	Vice Chairman	67	2002	2020
Jorge Pablo Brito	Director	40	2002	2021
Carlos Alberto Giovanelli	Director	63	2016	2021
Nelson Damián Pozzoli	Director	54	2016	2021
Fabián Alejandro de Paul (1)	Director	56	2016	2021
Guillermo Merediz (1)(2)	Director	43	2020	2021
Constanza Brito	Director	38	2007	2020
Mario Luis Vicens (1)	Director	68	2016	2020
Juan Martín Monge Varela (1)(2)(3)	Director	44	2017	2020
Guillermo Eduardo Stanley	Director	72	2018	2020
Delfín Federico Ezequiel Carballo	Director	35	2015	2022
Ramiro Tosi (1)	Director	44	2020	2022
Santiago Horacio Seeber	Alternate Director	43	2018	2021
Alan Whamond (1)	Alternate director	58	2019	2021
Vacancy (4)	Alternate Director

(1)	Independent Director under CNV Rules
(2)	Proposed by ANSES-FGS.
(3)

Mr. Juan Martín Monge Varela submitted his resignation on March 12, 2020, effective as of the appointment of his successor by the Shareholders’ Meeting, and accepted by the Board on March 18, 2020. The General and Special Shareholders’ Meeting held on April 30, 2020 resolved, upon a motion made by the shareholder ANSES-FGS, to call a 30-day recess for the appointment of his successor and therefore Mr. Juan Martín Monge Varela will continue in his position until the effective appointment of his successor once the shareholders’ meeting is resumed on May 27, 2020.

(4)

Since the General and Special Shareholders’ Meeting held on April 30, 2020 resolved, upon a motion made by the shareholder ANSES-FGS, to call a recess for the appointment of an alternate director to act in the place of Mr. Alejandro Guillermo Chiti, who submitted his resignation on March 12, 2020 and which resignation was accepted by the Board on March 18, 2020, such office remains vacant until the effective appointment of his successor once the shareholders’ meeting is resumed next May 27, 2020.

The following family relationships currently exist within our Board of Directors:

(i)	Jorge Horacio Brito and Delfín Jorge Ezequiel Carballo are brothers-in-law;

(ii)	Jorge Pablo Brito is the son of Jorge Horacio Brito and the nephew of Delfín Jorge Ezequiel Carballo;

(iii)	Constanza Brito is the daughter of Jorge Horacio Brito and the niece of Delfín Jorge Ezequiel Carballo;

(iv)	Jorge Pablo Brito and Constanza Brito are siblings;

(v)	Delfín Federico Ezequiel Carballo is the son of Delfín Jorge Ezequiel Carballo and the nephew of Jorge Horacio Brito;

(vi)	Delfín Federico Ezequiel Carballo and Jorge Pablo Brito and Constanza Brito are cousins.

SENIOR MANAGEMENT

Our senior management oversees our day-to-day operations to ensure that our overall strategic objectives are being implemented. The actual composition is a deputy general manager that reports to the Board of Directors and Senior managers that report to the general manager. In addition, we have, among others the following committees comprised of different directors and senior management:

•	internal audit committee,

•	systems committee,

•	senior credit committee,

•	assets and liabilities committee,

•	asset laundering and terrorist financing prevention committee,

•	senior recovery committee,

•	risk management committee,

•	ethics and compliance committee,

•	corporate governance and appointments committee,

•	personnel incentives committee,

•	crisis committee, and

•	financial services users protection committee

The following table sets forth certain relevant information on our executive officers and our senior management, of the date of this annual report:

Name	Position	Age
Gustavo Alejandro Manriquez	Chief Executive Officer and General Manager	50
Jorge Francisco Scarinci	Chief Financial Officer and Finance Manager	49
Gerardo Adrián Álvarez	Administration Manager	50
Marcelo Agustín Devoto	Investment Banking Manager	43
Alberto Figueroa	Internal Audit Manager	59
Ana María Magdalena Marcet	Credit risk manager	59
Juan Domingo Mazzon	Government Banking and Management Control Manager	46
Ernesto Eduardo Medina	Human resources Manager	53
María Milagro Medrano	Institutional relations and customer services Manager	43
Francisco Muro	Distribution and sales Manager	47
Adrián Mariano Scosceria	Corporate Banking Manager	54
Ernesto López	Legal Manager	47
Leonardo Rodolfo Maglia	Technology Manager	51

Set forth below are brief biographical descriptions of members of our directors and our senior management:

Jorge Horacio Brito, was born on July 23, 1952. He was appointed as the chairman of our board of directors on April 30, 2020 and previously he had been the chairman until April 23, 2015. He has been with our bank since June 1988. He also serves as chairman of the board of directors of Inversora Juramento S.A.

Delfín Jorge Ezequiel Carballo was born on November 21, 1952. Mr. Carballo was appointed as the vicechairman of our board of directors on April 30, 2020, and previously he had been the chairman of the Board of Directors since April 27, 2018 and the vice chairman of our Board of Directors until April 23, 2015. He was reappointed vice chairman on April 26, 2016 until April 27, 2018. He holds a law degree from Universidad Católica Argentina. He joined our board in June 1988. Mr. Carballo also serves as chairman of the Board of Directors of Santa Genoveva S.A. and as alternate director of BYMA S.A.

Jorge Pablo Brito was born on June 29, 1979. Mr. Brito is a member of our Board of Directors and was the vice chairman of our Board of Directors since April 27, 2018 until April 30, 2020. He has been a member of our Board of Directors since 2002 and our Chief Financial Officer since April 16, 2012 until November 8, 2017. He also serves as chairman of the Board of Directors of Macro Securities S.A., Coy Aike S.A and Genneia S.A. and as vice chairman of the Board of Directors of Inversora Juramento S.A.

Carlos Alberto Giovanelli was born on April 6, 1957. He has been a member of our Board of Directors since April 26, 2016. In the financial sector, he worked as Deputy Credit Manager (1980-1983), Branch Deputy Manager (1983-1986), Credit Officer (1986-1989) and Deputy Commercial Manager (1991-1997) of La Sucursal de Citibank N.A., establecida en la República Argentina. He was Vice President of Investment Banking in Citibank, N.A. (1989-1991) and Vice President of Planning in La Sucursal de Citibank N.A., establecida en la República Argentina (1997-2002). He also held the position of Deputy Chairman of Asociación de Bancos (2001-2002) and incumbent director of Banco Patagonia S.A. (2007-2016). Mr. Giovanelli also serves as chairman of Havanna S.A, Desarrollo PI S.A., and Inverlat Investments S.A. He is also vice chairman of Impresora Contable S.A, Havanna Holding S.A. and QSR S.A. and as incumbent director of New Arrecife S.A., Aspro Servicios Petroleros S.A. and Desarrollo Epsilon S.A.

Nelson Damián Pozzoli was born on May 6, 1966. He has been a member of our Board of Directors since April 26, 2016. Mr. Pozzoli holds a degree in public accounting from Universidad Católica Argentina. In the financial sector, he was Director of La Sucursal de Citibank N.A., establecida en la República Argentina (1989-1992), Head of Capital Markets (1992-1994) and Corporate Banking Manager (1996-1997) of ABN AMRO Bank Argentina, Head of Equity (LATAM origination) of ABN AMRO Netherlands (1994- 1995) and Corporate Banking Manager of ABN AMRO Bank USA (1995-1996). He also held the position of Director of Banco Liniers Sudamericano (1997-1998), Investment Banking Manager of the Bankers Trust (1997-1999) and worked for the Chase Manhattan Bank and the First National Bank of Chicago from 1998 to 1999. He was also General Manager of Deutsche Bank Argentina (1999-2003). He also serves as chairman of Caverley, Tusdar and Aspro Servicios Petroleros S.A. He is also vice chairman of New Arrecife S.A, Inverlat Investments S.A. and Desarrollo Epsilon S.A and he is incumbent director of Impresora Contable S.A., QSR S.A., Desarrollo Pi S.A. and Cablevisión Holding S.A. Furthermore, he serves as alternate Director of Havanna S.A. and Havanna Holding S.A.

Fabián Alejandro de Paul was born on September 6, 1963. He was appointed as director on April 30, 2019. He has been an alternate member of our Board of Directors since April 28, 2017. Mr. de Paul holds a degree in accounting from Universidad de Buenos Aires. Mr. de Paul worked in the Corporate Finance area of Citibank, N.A. (1989-1994), was Director of Investment Banking at Merrill Lynch & Co. (1994-1997), was Manager of CEI Citicorp Holdings S.A. (1997-2000), he served as Regional Financial Director of Louis Dreyfus Commodities (2001-2009) and served as Regional Executive Director of Louis Dreyfus Commodities (2007-2009). He also serves as director of Argencontrol S.A.

Guillermo Merediz was born on December 12, 1976. He was appointed as director on April 30, 2020. Mr. Merediz holds a degree in economics from the Facultad Latinoamericana de Ciencias Sociales. Mr. Merediz was appointed on December, 2019, Secretary of PyMES at the Ministry of Production.

Constanza Brito was born on October 2, 1981. Ms. Brito has been a member of our Board of Directors since April 27, 2018. Previously, she served as Director from 2007 through 2015 and as alternate director since April 2016. She joined us in May 2005. Ms. Brito holds a degree in Human Resources Administration from Universidad del Salvador. Ms. Brito also serves as vice chairman of Mediainvest S.A. and as director of Visora Desarrollos Inmobiliarios S.A..

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

Guillermo Eduardo Stanley was born on April 27, 1948. He has been a member of our Board of Directors since April 27, 2018. Previously, he served as director since May 2006 and as vice chairman of the Board during 2015-2016. Mr. Stanley holds a degree in finances from Universidad Argentina de la Empresa (UADE).

Delfín Federico Ezequiel Carballo was born on July 4, 1984. He has been a member of our Board of Directors since April 26, 2016, and previously served on our Board from 2009 through 2011. He holds a degree in business economics from Universidad Torcuato Di Tella. Mr. Carballo also serves as incumbent director of Colbrey S.A., Milsbor Corporation S.A., Havanna S.A. and Havanna Holding S.A. and as alternate director of Genneia S.A. He is vice chairman of Santa Genoveva S.A. and Argenpay S.A.U.

Ramiro Tosi, was born on June 17, 1975. He was appointed as director on April 30, 2020. Mr Tosi holds a degree in economics from Universidad de la Plata. Mr. Tosi was appointed on December, 2019, as Subsecretary of Financiamiento at the Ministry of Economy.

Santiago Horacio Seeber was born on March 27, 1977. He has been an alternate member of our Board of Directors since April 27, 2018. Mr. Seeber served in different positions in the Bank since November 2002. He also serves as chairman of the Board of Directors of LAB Real Estate S.A. and New Lines S.A., as vice-chairman of Comercio Interior S.A. and Anglia S.A. and as director of Inversora Juramento S.A., Frigorífico Bermejo S.A., MediaInvest S.A., and Macro Warrants S.A.

Alan Whamond was born on May 13, 1961. He has been a member of our Board of Directors since April 30, 2019. Mr. Whamond holds a degree in industrial engineer from Instituto Tecnológico de Buenos and a Master´s degree in Finance from Standford University. In the financial industry, he worked as vice-president of Credit Suisse First Boston Corp. and as managing director of Pampa Management S.A. He also serves as director of the board of Directors of Cablevisión Holding S.A., Delmar Asesores S.A. and Naturgy Ban S.A and as administrator of Consultora Tecnopolítica SAS.

Gustavo Alejandro Manriquez was born on August 23, 1969. He has been our General Manager since May 2016 and our Chief Executive Officer since November, 2017. He is a member of the Assets and Liabilities Committee, the Senior Credit Committee, the Systems Committee, and the Risk Management Committee. Mr. Manriquez holds a degree in Business Management from Universidad de Belgrano and a Master’s degree in Finance from Universidad del CEMA, as well as a Management degree and a Directive Development degree from IAE. Mr. Manriquez joined us in February 2015.

Jorge Francisco Scarinci was born on May 19, 1970. He is our Finance Manager since October 2006 and our Chief Financial Officer since November 2017. He is a member of the Assets and Liabilities Committee and the Risk Management Committee. Mr. Scarinci holds a BA in Economics from Universidad de Belgrano and a Master’s degree in Finance from Universidad del CEMA and a CFA degree from Association for Investment Management and Research (AIMR). Mr. Scarinci joined us in May 2006. He also serves as director of Macro Securities S.A.

Gerardo Adrián Alvarez was born on December 13, 1969. He is our Administration Manager. Mr. Alvarez holds a law degree from the Instituto Universitario Policía Federal Argentina and a post-graduate degree in Money Laundering from Universidad Torcuato Di Tella. He has been with us since January 2006.

Marcelo Agustín Devoto was born on April 11, 1976. He is our Investment Banking Manager since May 2015. Mr. Devoto holds a degree in Business Management from Universidad Católica Argentina and a post-graduate degree in Finance from Universidad Torcuato Di Tella. He joined us in December 2000. He also serves as president of Macro Bank Limited, as vice president of Macro Securities S.A. and as director of Macro Fiducia S.A.

Alberto Figueroa was born on September 1, 1960. He is our Internal Audit Manager since October 2019 and a member of the Internal Audit Committee. Mr. Figueroa holds a degree in Public Accounting from Universidad de Buenos Aires. Mr. Figueroa joined us in March 2007 and was our Manager of Comprehensive Risk Management since March 2009 until October 2019.

Ana María Magdalena Marcet was born on February 24, 1961. She is our Credit Risk Manager since January 2002 and a member of the Senior Credit Committee, the Risk Management Committee and the Senior Recovery Committee. Mrs. Marcet holds a degree in Public Accounting, Economics and Business Management from Universidad de Buenos Aires and a Master’s degree in Bank Management from Universidad del CEMA. Mrs. Marcet joined us in December 1996.

Juan Domingo Mazzon was born on April 14, 1974. He is our Manager of Government Banking and Management Control since August 2019 and member of the Assets and Liabilities Committee and the Systems Committee. Mr. Juan Mazzon holds a degree in Public Accounting from Universidad Argentina de la Empresa (UADE) and holds an MBA from Vanderbilt University (USA). Mr. Mazzon joined us in October 2017.

Ernesto Eduardo Medina was born on January 9, 1967. He is our Human Resources Manager since October 2016 and a member of the Ethics and Compliance Committee. Mr. Medina holds degrees in Public Accounting and Business Management from Universidad de Buenos Aires. He also has a degree in computer science from Universidad de Buenos Aires and a Psychology degree from Universidad de Ciencias Empresariales y Sociales. He holds two Master’s degree in Renewable Energies and Environment Management, both from Universidad de Cádiz and a Master’s degree in Clinical Neuropsychology from Universidad Europea Miguel Cervantes. Mr. Medina joined us in February 1989.

María Milagro Medrano was born on October 27, 1976. She is our Institutional Relations and Customer Services Manager since January 2002 and a member of the Financial Services Users Protection Committee. Mrs. Medrano holds a degree in Business Management from Universidad Católica de Salta. She joined us in April 1997.

Francisco Muro was born on March 2, 1973. He is our Distribution and Sales Manager since October 2014. Mr. Muro holds a degree in Accounting from Universidad de Buenos Aires and a Master’s degree from IAE (Universidad Austral). Mr. Muro joined us in August 2004. He also serves as director of Argen pay S.A.U.

Adrian Mariano Scosceria was born on January 22, 1966. He is our Corporate Banking Manager since May 2017 and a member of the Senior Credit Committee. Mr. Scosceria holds a degree in Business Administration from Universidad Católica Argentina and a specialization in Administration and Management from Harvard University.

Ernesto López was born on October 5, 1972. He is our Legal Manager since December 2019 and a member of the Asset Laundering and Terrorist Financing Prevention Committee, the Senior Recovery Committee, the Ethics and Compliance Committee, the Senior Credit Committee and the Financial Services Users Protection Committee. Mr. López holds a Law degree from University of Buenos Aires. He also serves as director of Macro Fiducia S.A.

Leonardo Rodolfo Maglia was born on January 18, 1969. He is our Technology Manager since August 2018 and a member of the Systems Committee and the Risk Management Committee. Mr. Maglia has a degree in Computer Science from Universidad del Salvador.

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

The aggregate nominal amount of compensation paid by Banco Macro and its subsidiaries to all of their directors, alternate directors and members of supervisory committee for fiscal year 2019 was Ps. 1,734.6 million. The aggregate nominal amount of compensation paid by Banco Macro to its senior management during 2019 was Ps. 177.3 million, including salaries and bonuses. Neither we nor any of our subsidiaries have entered into any agreement that provides for any benefit or compensation to any director after the expiration of his term or upon his retirement.

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

The structure of the Board of Directors must be in conformity with the foregoing by the first shareholders’ meeting held after December 31, 2019. As of the date of this annual report, Mario Luis Vicens, Fabián Alejandro de Paul, Guillermo Merediz, Juan Martín Monge Varela, Ramiro Tosi and the alternate director Alan Whamond qualified as independent members of our Board of Directors under these criteria specified by the CNV.

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

As of the date of this annual report, Alejandro Almarza, Carlos Javier Piazza, Enrique Alfredo Fila, Alejandro Carlos Piazza, Leonardo Pablo Cortigiani and Gustavo Macagno are qualified as independent members of our supervisory committee under these criteria.

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

The following table sets forth certain relevant information of the members of our supervisory committee as of the date of this annual report:

Name	Position	Age	Year of Appointment	Current Term Ends
Alejandro Almarza	Syndic	62	2020	April 2021
Carlos Javier Piazza	Syndic	61	2020	April 2021
Enrique Alfredo Fila (1)	Syndic	61	2020	April 2021
Alejandro Carlos Piazza	Alternate syndic	65	2020	April 2021
Leonardo Pablo Cortigiani	Alternate syndic	51	2020	April 2021
Gustavo Macagno (1)	Alternate syndic	66	2020	April 2021

(1)	Appointed by ANSES—FGS, as instructed by the Sindicatura General de la Nación.

The business address of the members of the Supervisory Committee is Eduardo Madero 1172, City of Buenos Aires, Argentina. Set forth below are brief biographical descriptions of the members of our supervisory committee:

Alejandro Almarza holds an accounting degree from the University of Buenos Aires in Argentina. Mr. Almarza also serves as a member of the supervisory committee of Macro Securities S.A., Macro Fiducia S.A., Arganpay SAU and Seguro de Depósitos S.A. and as alternate member of the supervisory committee of Banco de Valores S.A., Empresa de Energía Río Negor S.A. and Opción Seguros S.A. Mr. Almarza was admitted to the Accountants Professional Association of the City of Buenos Aires in 1983.

Carlos Javier Piazza holds an accounting degree from the University of Buenos Aires in Argentina. Mr. Piazza serves as a member of the supervisory committee of Central Tucumano S.A,.Macro Securities S.A., Macro Fiducia S.A., Argenpay SAUand Banco de Valores S.A. Mr. Piazza was admitted to the Accountants Professional Association of the City of Buenos Aires in 1983.

Enrique Fila is a syndic on our supervisory committee. Mr. Fila holds an accounting degree from Universidad Nacional de la Plata. Mr. Fila aso serves as member of the supervisory committee of Nación Seguros S.A., Nación Seguros de retiro S.A. and Nación Reaseguros S.A.

Alejandro Carlos Piazza holds accounting degree and business administration degree from the School of Economics of the University of Buenos Aires in Argentina. Mr. Piazza also serves as a member of the supervisory committee of Macro Fondos Sociedad Gerente de Fondos Comunes de Inversion S.A., Servente y Cía, CRIBA S.A. and Ingemática S.A. and as alternate syndic of Macro Securities S.A., Macro Fiducia S.A., Santa Olimpia S.A., Tikalar S.A., BKAR S.A., Otoba S.A., Culturagro S.A., Argenpay SAU and Guadimar S.A. Mr. Piazza was admitted to the Accountants Professional Association of the City of Buenos Aires in 1978.

Leonardo Pablo Cortigiani holds an accounting degree from the University of Buenos Aires in Argentina. Mr. Cortigiani also serves as a member of the supervisory committee of Macro Fiducia S.A., Macro Fondos Sociedad Gerente de Fondos Comunes de Inversion S.A., Macro Securities S.A., Empresa de Energía Río Negro S.A. and Argenpay SAU. He also serves as alternate syndic of Havanna S.A. Mr. Cortigiani was admitted to the Accountants Professional Association of the City of Buenos Aires in 1995.

Gustavo Macagno holds an accounting degree. Mr. Macagno also serves as syndic of Tandanor S.A. and Ferrosur Roca and as alternate syndic of Disribuidora de Gas Cuyana S.A. and Corporación Antiguo Puerto Madero S.A.

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

Committees Reporting to the Board of Directors and to the CEO and the CFO

The following committees are under the supervision of our Board of Directors:

Internal Audit Committee. The internal audit committee is comprised of at least two directors (a majority of them satisfies the independence requirements as per the CNV Rules), and the Internal Audit Manager of the Bank. The term of each member is for a minimum period of two years (provided their directorship does not expire beforehand) and a maximum of three years. The internal audit committee is responsible for supervising the correct functioning of our internal control systems and procedures. Furthermore, this committee takes notice of our annual and quarterly financial statements, the external auditor’s reports, the syndic’s reports, the relevant financial information and the audit committee’s reports.

Systems Committee. The systems committee must be composed of, at least, one director or equivalent authority and the manager of the informatics technology and systems area. Our system committee has three directors, the General Manager, the Technology Manager and the Government Banking and Management Control Manager. The systems committee is responsible for the issuance of the systems and operations management policies. Furthermore, this committee verifies that the several management plans are in accordance with our business strategy and oversees the implementation of our strategic projects.

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

The senior credit committee is responsible for the issuance of our credit policy and credit analysis guidelines. Furthermore, this committee reviews and approves margins of credit and/or extraordinary operations which exceed Ps.155,000,000 and examines periodic reports related to our loan portfolio.

Assets and Liabilities Committee. The assets and liabilities committee is comprised of three directors, the General Manager, the Commercial Banking Manager, the Government Banking and Management Control Manager and the Finance Manager. The committee is responsible for the financial strategy of the Bank. In addition, it carries on deep market analysis and establishes strategic policies related to our liquidity, market, interest rate and currency risks.

Asset Laundering and Terrorist Financing Prevention Committee. The Committee is made up of four directors, one of whom is a responsible officer designated as Compliance Officer, the Legal Manager and the senior officer responsible for the anti-laundering unit. The asset laundering and terrorist financing prevention committee is responsible for planning, coordinating and monitoring compliance with anti-money laundering policies approved by the Board of Directors and its powers include to:

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

(viii)	provide support to the head of the asset laundering and terrorist financing prevention committee in the examination of unusual or suspicious transactions,

(ix)

approve and follow-up on the work program submitted by the asset laundering and terrorist financing prevention committee for the relevant fiscal year, for which it will report to the Board of Directors and

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

Risk Management Committee. The risk management committee is made up of three directors, the General Manager, the Risk Management Manager, the Finance Manager, the Credit Risk Manager, the Banking Operations Manager and the Technology Manager.

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

Ethics and Compliance Committee. The ethics and compliance committee is comprised of three directors, the Compliance Manager, the Human Resources Manager and the Legal Manager.

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

Corporate Governance and Appointments Committee. The committee is comprised of three directors.

This committee is responsible for processes related to the renewal, substitution and succession of members of our senior management. This committee is also responsible for the implementation of our corporate governance code at the Bank and its subsidiaries.

Personnel Incentives Committee. The personnel incentives committee is comprised of three directors.

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

Auditors

Banco Macro’s auditors for the last three fiscal years were:

Financial Statements as of	Auditor	Tax ID	Firm	Address	Enrollment
December 31, 2017	Norberto M. Nacuzzi	20-16579856-3	Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global)	487 25 de Mayo	C.P.C.E.C.A.B.A. T°196 F°142

December 31, 2018	Norberto M. Nacuzzi	20-16579856-3	Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global)	487 25 de Mayo	C.P.C.E.C.A.B.A. T°196 F°142

Financial Statements as of	Auditor	Tax ID	Firm	Address	Enrollment
December 31, 2019	Carlos M. Szpunar	20-17802096-0	Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global)	487 25 de Mayo	C.P.C.E.C.A.B.A. T°192 F°110

Banco Macro’s alternate auditor was:

Auditor	Tax ID	Firm	Address	Enrollment
Pablo M. Moreno	20-16171094-7	Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global)	487 25 de Mayo	C.P.C.E.C.A.B.A. T°164 F°23

All the auditing firm’s members are enrolled in the C.P.C.E.C.A.B.A.

D. Employees

As of December 31, 2019, we had 8,768 employees, 38% of whom worked at our headquarters and the remaining 62% at our branches. Our employees are represented by a national bank union, which negotiates a collective bargaining agreement setting minimum wages for all of its members. We maintain good relations with our employees and have never experienced a work stoppage.

	As of December 31,
Employees	2017	2018	2019
Headquarters	3,518	3,550	3,338
Branches	5,256	5,478	5,430
Total (1)	8,774	9,028	8,768

(1)

If workers were performing their duties pursuant to the “Acciones de entrenamiento para el trabajo” program of the Ministry of Labor, Employment and Social Security and other casual workers included in the calculation, the number of our employees would have been, 8,826, 9,113, and 8,788 for 2017, 2018, and 2019, respectively. We do not account for such workers as employees, as we do not remunerate them for their services, which are paid directly by the Argentine province where they work.

E. Share Ownership

As of April 30, 2020, the persons who were members of Banco Macro S.A.’s Board of Directors and supervisory committee held as a group a total of 228,284,949 shares of our capital stock. This represented 35.70% of our outstanding capital stock and 39.36% of the voting rights as of such date. Other than Delfín Jorge E. Carballo, Delfín Federico E. Carballo, Jorge Pablo Brito and Leonardo Pablo Cortigiani, no member of the Board of Directors or the supervisory committee directly or beneficially owned shares of the Bank as of April 30, 2020. In addition, Alberto Figueroa and Juan Domingo Mazzon, members of our senior management, owned less than one percent of Class B shares as of April 30, 2020.

The following table sets forth the beneficial ownership of our shares by the members of Banco Macro S.A.’s Board of Directors and supervisory committee, as of April 30, 2020:

Shareholder Name	Number of Class A shares owned	Number of Class B shares owned	Percentage of Capital stock (%)	Percentage of Voting rights (%)
Jorge Horacio Brito	5,368,840	105,727,603	17.37%	19.37%
Delfín Jorge Ezequiel Carballo	4,898,897	106,824,523	17.47%	19.19%
Other members	—	5,465,086	0.85%	0.80%
Total	10,267,737	218,017,212	35.70%	39.36%

Item 7. Significant Shareholders and Related Party Transactions

A. Significant Shareholders

As of December 31, 2019, we had 639,413,408 outstanding shares of common stock, consisting of 11,235,670 Class A shares and 628,177,738 Class B shares. Each share of our common stock represents the same economic interests, except that holders of our Class A shares are entitled to five votes per share and holders of our Class B shares are entitled to one vote per share. Other than noted differences among holders of Class A shares and holders of Class B shares, the holders of these shares listed in the table below do not have different voting rights.

The following table sets forth information regarding the ownership of our Class A and Class B shares as of December 31, 2019:

	Class A	Class B		Total	% of capital	% of votes
ANSES	0	184,120,650		184,120,650	28.80%	26.90%
Jorge Horacio Brito	5,367,840	105,727,603		111,095,443	17.37%	19.37%
Delfín Jorge Ezequiel Carballo	4,897,897	106,824,523		111,722,420	17.47%	19.19%
Other	969,933	231,504,962	(1)	232,474,895	36.36%	34.54%
Total	11,235,670	628,177,738		639,413,408	100.00%	100.00%

(1)	Includes The Bank of New York Mellon as depositary of our ADSs.

The table below represents the evolution of our capital stock and the material changes in equity participation of the significant shareholders, in both cases, for the last three years:

Date	Capital Stock (Shares)	Event	Significant Shareholders

December 31, 2017	669,663,021	Increase by 85,099,993 (1)	Jorge H. Brito 16.58% Delfín Jorge Ezequiel Carballo 16.68% ANSES (as manager of the Fondo de Garantía de Sustentabilidad) 27.49%

December 31, 2018	669,663,021		Jorge H. Brito 16.59% Delfín Jorge Ezequiel Carballo 16.68% ANSES (as manager of the Fondo de Garantía de Sustentabilidad) 27.49%

December 31, 2019	639,413,408	Decrease by 30,265,275 (2) Increase by 15,662 (3)	Jorge H. Brito 17.37% Delfín Jorge Ezequiel Carballo 17.47% ANSES (as manager of the Fondo de Garantía de Sustentabilidad) 28.80%

(1)

In June 2017, we made a primary public offering of Class B common shares in Argentina and of American Depositary Shares (“ADS”) in the United States for a total of 74,000,000 shares and in July 2017, international underwriters exercised the oversubscription option, for which 11,099,993 shares were issued.

(2)	Capital reduction as approved by the Shareholders’ Meeting held on April 30, 2019.
(3)	Increase in share capital due to the merger of Banco Macro S.A. and Banco del Tucumán S.A. as approved by the Shareholders’ Meeting held on April 30, 2019.

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

For the years ended December 31, 2017, 2018 and 2019 an aggregate of Ps. 938.2 million, Ps. 1,922.7 million and Ps. 3,313.3 million, respectively, in financial assistance granted by us (including loans, leases and guarantees granted) was outstanding to related parties (not including main subsidiaries). All financial assistance to related parties (a) were made in the ordinary course of business; (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

Likewise, as of December 31, 2017, 2018 and 2019, the total amount of deposits made by related parties (not including main subsidiaries) to us amounted Ps. 6,351.0 million, Ps. 11,766.6 million and Ps. 14,408.2 million, respectively.

For further information regarding related party transactions see note 19 “Related parties” to our audited consolidated financial statements as of December 31, 2019 and 2018.

C. Interest of experts and counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18 and our audited consolidated financial statements as of December 31, 2019 and 2018 included in this annual report.

Legal Proceedings

We are involved in normal collection proceedings and other legal proceedings in the ordinary course of business. We are not involved in any litigation or other legal proceedings that, if adversely determined, would individually or in the aggregate have a material adverse effect on our operations.

For further information regarding legal proceedings, see note 49 “Tax and other claims” to our audited consolidated financial statements as of December 31, 2019 and 2018. In connection with such claims, our management and its tax and legal advisors believe there are no additional significant effects to those already recognized in the books that may result from the final outcome of such claims.

Please note that we have been subject to the imposition of certain sanctions imposed by the Central Bank or the UIF and summaries at CNV or UIF. Nevertheless, these potential penalties would not involve the payment of material amounts. As of the date of this annual report, the total amount of monetary penalties received, pending to be paid for, being appealed, or about to be appealed, amount to Ps.718 thousand, which was registered according to Communication “A” 5689 and 5940 of the Central Bank, as amended or supplemented from time to time. Our management and our legal advisors believe that no further significant accounting effects could arise from the effect of the mentioned situations.

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

The following table sets forth the cash dividends paid to our shareholders from 2003 through 2019. All banks were prohibited by the Central Bank from paying dividends in respect of the results of 2001 and 2002.

Based on financial statements for year ended December 31,	Payment Dates	Dividends per Share (in Pesos, not adjusted for inflation)	Aggregate Dividend Payment (in millions of Pesos, not adjusted for inflation)
2003	July 2004	0.10	60.9
2004	April 2005	0.05	30.4
2005	May 2006	0.10	68.4
2006	May 2007	0.15	102.6
2007	May 2008	0.25	171.0
2008	September 2009	0.25	149.9	(1)
2009	June 2010	0.35	208.1
2010	May 2011	0.85	505.3
2011	—	0.00	0.0
2012	—	0.00	0.0
2013	July 2014	1.02	596.3
2014	March 2016	0.39	227.7	(2)
2015	August 2016	1.10	643.0
2016	June 2017	1.20	701.5
2017	May 2018	5.00	3,348.3
2018	May 2019	10.00	6,394.0
2019	(3)	(3)	(3)

(1)	For fiscal year ended December 31, 2008, dividends paid in cash were Ps.148.3 million based on the outstanding number of shares on the payment dates.
(2)

For the fiscal year ended December 31, 2014, we sought authorization from the Central Bank to distribute Ps.596.3 million (Ps.1.02 per share) and on February 2016 we received authorization to distribute Ps.227.70 million (Ps.0.3895 per share).

(3)

The shareholder´s meeting held on April 30, 2020 resolved to approve a cash dividend for a total amount of Ps. 12,788.3 million subject to prior authorization of the BCRA. Pursuant to Communication “A” 6939 of the BCRA, the distributions of profits is suspended until June 30, 2020.

For fiscal years ended December 31, 2011 and 2012 we were not able to distribute dividends because we did not reach the regulatory threshold for dividend distribution under Central Bank Rules. For more information, see “Item 4.B—Argentine Banking Regulation—Liquidity and Solvency Requirements—Requirements Applicable to Dividend Distribution.”

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

In accordance with the applicable CNV Rules, cash dividends must be paid to shareholders within thirty (30) days of the shareholders’ meeting approving such dividends. According to the BYMA rules, entities who pay their dividends in cash, must start with the payments within ten (10) days as of the shareholders´ meeting approval. In the case of stock dividends, shares are required to be delivered within three months of our receipt of notice of the CNV authorization for the public offering of the shares arising paid as dividends..

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

This requirement shall be deemed fulfilled only if there are no defects in the integration of the minimum capital position, both individual and consolidated, for the closing for the corresponding year to the unassigned results considered or in the last closed position verified, both of which present less excess of integration with respect to the requirement. We have obtained authorization from the Central Bank to distribute dividends for fiscal years 2003 through 2010. For fiscal years ended December 31, 2011 and 2012 we were not able to distribute dividends because we did not reach the regulatory threshold for dividend distribution under Central Bank Rules. For fiscal year 2013, 2014, 2015 and 2016, we sought authorization from the Central Bank to distribute dividends, which we paid in July 2014, March 2016, August 2016 and June 2017. As a result of certain regulatory modifications introduced by the Central Bank, dividend payments made for the years 2017 and 2018 did not require prior authorization.

On January 31, 2020, the Central Bank issued Communication “A” 6886, pursuant to which financial entities must obtain prior approval of the Central Bank in order to distribute dividends. The Superintendency shall take into account the effects of the enforcement of section 5.5 of the International Financial Reporting Standards 9 by Communication “A” 6430 and the restatement of the financial statements as provided by Communication “A” 6651, among others.

On March 19, 2020, in the midst of the Coronavirus crisis, the Central Bank issued Communication “A” 6939, by virtue of which the distribution of dividends by financial entities was temporarily suspended until June 30, 2020.

For more information, see Item 4.B.—Business Overview—Argentine Banking Regulation—Liquidity and Solvency Requirements—Requirements Applicable to Dividend Distribution.”

Additional regulatory and contractual restrictions exist which could affect the distribution of earnings and are included in note 50 “Restriction on dividends distribution” of our audited consolidated financial statements as of December 31, 2019 and 2018.

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

As of December 31, 2019, our capital stock consisted of Ps.639,413,408, represented by 11,235,670 common, book-entry Class A shares, with a par value of one Peso each and the right to five votes per share, and 628,177,738 common, book-entry Class B shares, with a par value of one Peso each and the right to one vote per share.

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

In addition, shareholders are not entitled to the right to subscribe on pro-rata basis for the unsubscribed shares remaining at the end of a preemptive rights offering, known as accretion rights.

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

Shares not subscribed by the shareholders by virtue of their exercise of preemptive rights may be offered to third parties.

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

D. Exchange Controls

During 2001 and 2002, Argentina went through a period of severe political, economic and social crisis. Among other consequences, the crisis resulted in Argentina defaulting on its foreign debt obligations and the introduction of numerous changes in economic policies, including currency controls that tightened restrictions on capital flows, exchange controls, an official U.S. dollar exchange and transfer restrictions that substantially limited the ability of companies to retain foreign currency or make payments abroad. These foreign exchange controls were eased in a series of measures introduced by President Mauricio Macri’s administration starting in December 2015.

For instance, on May 19, 2017, the Central Bank issued Communication “A” 6244, effective as of July 1, 2017, which structurally modified the exchange regulations in force, establishing a new foreign exchange regime that significantly eased the access to the MLC. This regime was in force until September 1, 2019.

On September 1, 2019, with the purpose of strengthening the normal functioning of the economy, fostering a prudent administration of the exchange market, reducing the volatility of financial variables and containing the impact of the variations of financial flows on the real economy, the Argentine government issued Decree No. 609/2019 whereby foreign exchange controls were temporarily reinstated. The decree: (i) reinstated, initially until December 31, 2019, the exporters’ obligation to repatriate the proceeds from exports of goods and services on the terms and conditions set forth by the Central Bank’s implementing regulations and settle for Pesos through the MLC; and (ii) authorized the Central Bank to (a) regulate access to the foreign exchange market for the purchase of foreign currency and outward remittances; and (b) set forth regulations to avoid practices and transactions aimed to circumvent, through the use of securities and other instruments, the measures adopted through the decree. On the same date, the Central Bank issued Communication “A” 6770, which was subsequently amended and supplemented by further Central Bank communications.

At present, foreign exchange regulations have been consolidated in a single regulation, Communication “A” 6844, as subsequently amended and supplemented from time to time by Central Bank of Argentina’s Communications, including without limitation Communications “A” 6862, 6869, 6882 and 6915 of the Central Bank of Argentina (jointly, the “FX Regulations”). Below is a description of the main exchange control measures implemented through the aforementioned regulations

Specific provisions for inward remittances

Repatriation and settlement of the proceeds of exports of goods.

In accordance with section 7.1 of the FX Regulations, exporters must repatriate, and settle for Pesos through the MLC, the proceeds of their exports of goods cleared through customs as from September 2, 2019.

Although the FX Regulations, maintain the obligation to bring export proceeds to Argentina through the MLC, in accordance with article 2.6, exporters are authorized to avoid the settlement for Pesos to the extent that: (a) the funds are credited in foreign-denominated accounts in the name of the exporter, opened at local banks; (b) the funds are brought to Argentina within the applicable terms; (c) the funds are simultaneously applied to the making of payments for which the regulations grant access to the MLC, subject to any applicable caps; (d) if the funds correspond to the proceeds of new external financial indebtedness and are applied to the prepayment of foreign currency-denominated loans with local banks, the new indebtedness must have a longer average life than the local indebtedness, and (e) the mechanism is tax-neutral.

Decree No. 661/2019 clarified that the collection of the export benefits set forth under the Argentine Customs Code shall be subject to the exporter complying with the repatriation and Peso settlement obligations imposed by the new regulations.

Finally, the FX Regulations authorize the application of export proceeds to the repayment of: (i) pre-export financings and export financings granted or guaranteed by local financial entities; (ii) foreign pre-export financings and export advances settled in the MLC, provided that the relevant transactions were entered into through public deeds or public registries; (v) financings granted by local financial entities to foreign importers; and (vi) financial indebtedness under contracts executed prior to August 31, 2019 providing for cancellation thereof through the application abroad of export proceeds. The application of export proceeds to the repayment of other indebtedness shall be subject to Central Bank approval.

Obligation to repatriate and settle in Pesos the proceeds from exports of services

Article 2.2 of the FX Regulations imposes to exporters the obligation to repatriate, and settle in the MLC, the proceeds from exports of services within 5 business days following payment thereof.

External financial indebtedness

Pursuant to article 2.4 of the FX Regulations, the new regulations have reinstated the requirement to repatriate, and settle in Pesos through the MLC, the proceeds of new financial indebtedness disbursed from and after September 1, 2019 as a condition for accessing the MLC to make debt service payments thereunder. Although the regulations do not establish a specific term for repatriation, this requirement shall be met any time prior to accessing the MLC. The reporting of the debt under the reporting regime established by Communication “A” 6401 (as amended and restated from time to time, “the External Assets and Liabilities Reporting Regime”) is also a condition to access the MLC to repay debt service.

Subject to compliance with the aforementioned obligations, access to the MLC is granted for the repayment of debt services at maturity or up to 3 business days in advance. In addition, as set forth by article 3.5 of the FX Regulations, access to the MLC for prepayments will be granted, provided all of the following conditions are met: (i) the prepayment is simultaneous with the conversion of the new indebtedness to Pesos; (ii) the new indebtedness has a higher average life than the outstanding of the current debt being prepaid; and (iii) the first principal payment under the new indebtedness is (a) at a later date and (b) for an amount not greater than, the scheduled principal payment under the existing debt being prepaid. Furthermore, pursuant to Communication ”A” 7001, Central Bank’s prior approval shall be required to access the MLC for the repayment of debts services regarding external financial indebtedness standing as of April 19, 2020, whose maturity date has either occurred prior to such date or is not stipulated, unless the entity accessing the MLC complies with the reporting regime established by Communication “A” 7001, thus providing a sworn statement that it has no standing facilities in pesos in the terms of Communication “A” 6937.

Moreover, article 3.11 of the FX Regulations authorizes (1) local borrowers under (A) foreign financial indebtedness with non-related creditors and (B) foreign indebtedness to finance the import of goods granted by foreign financial entities or official credit agencies, and (2) Argentine security trusts created to guarantee indebtedness detailed in (A) and (B) above, to access the MLC to purchase foreign currency to constitute the guarantees for the amounts required under the relevant loan agreements, subject to compliance with the following conditions: (a) the relevant indebtedness grants the relevant borrower access to the MLC for repayment and the agreements provide for debt service guarantee accounts; (b) the funds are transferred to accounts opened in local financial entities; credit into offshore accounts shall only be admitted if that is the only alternative set forth under the financing documents provided that such financing documents were entered into before August 31, 2019; (c) the amount accumulated in guarantee accounts does not exceed the amount of the next debt service; (d) the daily purchases do not exceed 20% of the maximum amount mentioned in (c); and (e) the bank must review the financing documents and confirm that the aforementioned conditions are met. Any funds not applied to cancel debt services must be settled through in Pesos in the MLC within 5 business days from the corresponding debt service payment date. Additionally, article 3.3 of the FX Regulations states that the Central Bank’s prior approval will be required to access the MLC for the repayment of debts for imports of goods and services.

Duly registered securities that are denominated and payable in foreign currency in Argentina

In accordance with article 2.5 of the FX Regulations issued by the Central Bank, resident debt issuers are granted access to the MLC for the payment at maturity of principal and interest under new duly registered issuances of debt securities that are denominated and payable in foreign currency in Argentina, to the extent they (i) are fully subscribed in foreign currency, and (ii) the proceeds from the issuance are settled through the MLC. However, the settlement of the proceeds from the issuance shall not be required for the future access to the MLC for repayment of domestic issuances as provided in (ii) above, provided that certain are met (i.e., the proceeds are deposited in a local foreign currency-denominated bank accounts and are simultaneously applied to transactions having access to the MLC, and the mechanism is tax neutral, among others).

Specific Provisions Regarding Access to the Exchange Market

Residents are authorized to access the MLC for the payment of import of goods in accordance with article 10.1 of the FX Regulations. This regulation sets forth different requirements depending on whether it relates to the payment of imports of goods with customs clearance or the payments of import of goods pending customs clearance. Moreover the imports and import payments monitoring system (SEPAIMPO) has been reinstated, setting forth rules governing such monitoring process and exceptions thereof. Importers will need to appoint a financial entity in charge of monitoring compliance with the aforementioned obligations.

Likewise, the local importer must designate a local financial entity to act as a monitoring bank, which will be responsible for verifying compliance with the applicable regulations, including, among others, the liquidation of import financing and the entry of imported goods.

Repayment of principal and interest of imports of goods and services

Access to the foreign exchange market for the repayment of principal and interest of imports of goods and services is granted, provided that the operation has been declared, if applicable, in the last overdue presentation of the External Assets and Liabilities Reporting.

Access to the MLC for the prepayment of debts for imports of goods and services shall require prior authorization by the Central Bank.

Payment of dividends and corporate profits

In accordance with article 3.4 of the FX Regulations, access is granted to the MLC to pay dividends to non-resident shareholders, subject to the following conditions:

•

Maximum amounts: The total amount of transfers executed through the MLC as of January 17, 2020, for payment of dividends to non-resident shareholders may not exceed 30% of the total value of the new capital contributions made in the local company that had been entered and settled through the MLC as of the abovementioned date. The total amount paid to non-resident shareholders shall not exceed the corresponding amount denominated in Argentine Pesos that was determined by the shareholders’ meeting.

•

Minimum Period: Access to the MLC will only be granted after a period of not less than thirty (30) calendar days has elapsed as from the date of the settlement of the last capital contribution that is taken into account for determining the 30% cap aforementioned.

•

Documentation requirements: Dividends must be the result of closed and audited balance sheets. When requesting access to the MLC for this purpose, evidence of the definitive capitalization of the capital contribution must be provided or, in lack thereof, evidence of the initiation of the process of registration of the capital contribution before the Public Registry of Commerce shall be provided. In this case, evidence of the definitive capitalization shall be provided within 365 calendar days from the date of the initial filing with the Public Registry of Commerce. If applicable, the External Assets and Liabilities Reporting Regime shall have been complied with.

Derivatives transactions

Article 4.4 of Communication “A” 6915 requires that derivatives transactions, including payment of premiums, constitution of collateral and settlement of futures, forwards, options and other derivatives, held in the country -as of September 11, 2019- be made in local currency (i.e.., Pesos).

Likewise, access to the MLC for the payment of premiums and settlements, margins and other collateral in connection with interest rate hedge agreements for foreign debt declared and validated, if applicable, in the External Assets and Liabilities Reporting Regime, as long as such agreements do not cover higher risks than external liabilities of the recorded debtor’s interest rate risk being covered.

An entity authorized to operate in the MLC must be designated by the debtor to track the operation and an affidavit must be provided in which the debtor undertakes to repatriate and settled the funds into Pesos that are in favor of the local client as a result of such operation, or as a result of the release of the funds of the constituted as collateral, within the following five (5) business days.

Securities transactions and transfer to foreign brokerage houses – Affidavit

On April 30, 2020, the Central Bank issued Communication “A” 7001, pursuant to which the Central Bank has established that in order for clients to perform foreign exchange operations which imply outward remittances, the financial entity involved in such foreign exchange operation shall require the client to submit an affidavit stating the following:

a) as of the date of the foreign exchange operation, the client has not carried out any sale of securities with settlement in foreign currency and/or transferred such securities to a foreign brokerage house in the past 30 days; and

b) the client agrees not to effect any sale of securities with settlement in foreign currency and/or transferred such securities to a foreign brokerage house for a 30-day period starting on the date of the foreign exchange operation.

In addition, Communication “A” 7001 also sets forth that clients with outstanding peso financings foreseen in Communication “A” 6937 shall not effect capital market operations with settlement in foreign currency until full payment of such financings.

Other Specific Provisions

Exchanges and arbitrage. Transactions involving securities

Pursuant to article 4.2 of the Argentine FX Restrictions, entities are allowed to carry out exchange and arbitrage operations with their clients in the following cases: (i) such operation is not subject to the settlement obligation in the MLC; (ii) an individual transfers funds from their local accounts in foreign currency to own bank accounts abroad, (iii) when foreign currency transfers by local central collective deposit securities for funds received in foreign currency for capital services and income from National Treasury securities, (iv) arbitration operations not originated in foreign transfers provided that such funds are debited from an account in foreign currency of the client in a local entity, and (v) may be carried out without the need to obtain prior Central Bank approval, provided that if structured as separate transactions, these would have access to the MLC without the need of an authorization by the Central Bank.

Securities related Operations

As per article 4.5 of the FX Regulations, if an individual purchases securities through payment in foreign currency, the same must have been held by the client for at least 5 business days since the settlement of the transaction before their subsequent sale or transfer to another depositary. This minimum holding period shall not apply if the sale of the securities is carried out in the same jurisdiction and the settlement of the transactions is made in the same foreign currency. In all cases, the client shall be obligated to submit a sworn statement expressing that the funds shall not be used for the secondary purchase of securities within the following 5 business days.

Foreign Exchange Criminal Regime

Any operation that does not comply with the provisions of the foreign exchange regulations is subject to compliance with the Foreign Exchange Criminal Regime.

Notwithstanding the above mentioned measures adopted by the current administration, the Central Bank of Argentina and the federal government in the future may impose additional exchange controls that may further impact our ability to transfer funds abroad and may prevent or delay payments that our Argentine subsidiaries are required to make outside Argentina.

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

This discussion does not address the estate or gift tax consequences of holding Class B shares or ADSs or the indirect consequences to holders of equity interests in entities or arrangements treated as partnerships for U.S. federal income tax purposes that own our Class B shares or ADSs. Moreover, this discussion does not address the U.S. state, local, or non-U.S. income or other tax consequences of an investment in our Class B shares or ADSs, or any aspect of U.S. federal taxation other than income taxation.

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

Sale, Exchange or Other Taxable Disposition.

In general, gain or loss realized by a U.S. holder on the sale, exchange or other taxable disposition of Class B shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the sale, exchange or other taxable disposition and such U.S. holder’s basis in the Class B shares or the ADSs, in each case as determined in U.S. dollars. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period in the Class B shares or ADSs exceeds one year. The deductibility of capital losses is subject to limitations. Any gain or loss realized by a U.S. holder will generally be treated as a U.S. source gain or loss for U.S. foreign tax credit purposes. U.S. holders should consult their own tax advisors about how to account for proceeds received on the sale, exchange or other taxable disposition of Class B Shares that are not paid in U.S. dollars.

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

Material Argentine tax considerations relating to our Class B shares and ADSs

The following discussion is a summary of the material Argentine tax considerations relating to the purchase, ownership and disposition of our Class B shares or ADSs. The following summary is based upon tax laws of Argentina as in effect on the date of this document and is subject to any change in Argentine law that may come into effect after such date any change could apply retroactively and could affect the continued validity of this summary. On December 29, 2017, Law 27,430 was published in the Official Gazette introducing a material tax reform (the “Tax Reform Law”), which introduces several modifications to the former tax regime. The Tax Reform Law has been regulated by the General Resolution (AFIP) No.4227/2018 (published in the Official Gazette on April 12,2018), regulating, among others, the income tax applicable to income derived from financial transactions, obtained by Foreign Beneficiaries (as defined below). Decree No.1170/2018 (published in the Official Gazette on December 27, 2018) has regulated certain amendments introduced by the Tax Reform Law. Also, on December 6, 2019, Decree No.824/2019 was published in the Official Gazette, which approves a new ordered text of the Income Tax Law. On December 9, 2019, Decree No.862/2019 was published in the Official Gazette, which approves a new ordered text of the regulatory decree of the Income Tax Law, with certain modifications. It is important to point out that on December 23, 2019, Law N° 27,541 was published in the Official Gazette, which also introduces several modifications to the Argentine tax regime, such as the income tax applicable to income obtained by Argentine resident individuals and undivided estates located in Argentina derived from financial operations, among other aspects. Law N° 27,541 has been regulated by the Decree No.99/2019 (published in the Official Gazette on December 28, 2019), General Resolution (AFIP) No.4659/2020 (published in the Official Gazette on January 7, 2020) and General Resolution (AFIP) No.4664/2020 (published in the Official Gazette on January 15, 2020).

This summary includes the modifications under the mentioned regulations, nevertheless, please note it does not include all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules.

This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a holder of such securities. No assurance can be given that the courts or tax authorities responsible for the administration of the laws and regulations described in this annual report will agree with this interpretation. In this regard, it is important to highlight that, notwithstanding the issuance of the Decree No.99/2019, General Resolution (AFIP) No.4659/2020 and General Resolution (AFIP) No. 4664/2020, it is expected that more regulations and explanations would be issued shortly, since to date it is not possible to determine how the recent modifications incorporated to the Argentine tax regime will be applied and/or construed by the tax authorities of Argentina. Holders are encouraged to consult their tax advisors regarding the tax treatment of our ADSs or common shares as it relates to their particular situation.

Income Tax

Taxation on Dividends

According to the amendments introduced to the Income Tax Law by virtue of the Tax Reform Law, and Law N° 27,541, as of fiscal year 2018, the taxation applicable on the distribution of dividends from Argentine Companies would be as follows:

(i) Dividends originated in profits obtained during fiscal years initiated after January 1, 2018 and up to December 31, 2020: dividends on Argentine shares paid to Argentine resident individuals and/or non-Argentine residents would be subject to a 7% income tax withholding on the amount of such dividends (“Dividend Tax”) (please note that according to Section 48 of Law N° 27,541, the application of the corporate 25% rate was suspended for one tax period; thus the 7% rate would also apply for dividend distributions involving profits obtained during fiscal years initiated after January 1, 2018 and up to December 31, 2020). However, if dividends are distributed to Argentine Entities (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina), no Dividend Tax should apply. Equalization Tax is not applicable. It is worth noting that the unclear statutory language under Law N° 27,541 with respect to the suspension provision led to different opinions in the market stating whether the 25% corporate income tax rate was suspended for one period (until January 1, 2021) or for two tax periods (until January 1, 2022). The Argentine tax authorities have unofficially stated (through the minutes of a meeting held on January 8, 2020 with professional associations) that the suspension period was limited to just one period (until January 1, 2021). However, by the time of drafting this document, no formal clarification nor specific rule was formally issued to clarify said understanding.

Argentine individuals and undivided estates located in Argentina are not allowed to offset income arising from the distribution of dividends on Argentine shares with other losses arisen in other type of operations.

(ii) Dividends originated in profits obtained during fiscal years initiated after January 1, 2021 onward: dividends on Argentine shares paid to Argentine individuals and non-Argentine residents would be subject to a 13% income tax withholding on the amount of such dividends (please note that according to Section 48 of Law N° 27,541, the application of the corporate 25% rate was suspended for one tax period; thus the 13% rate would apply for dividend distributions involving profits obtained during fiscal years initiated after January 1, 2021). In the case of non-Argentine residents, said 13% rate could be reduced pursuant to applicable treaties to avoid double taxation if certain conditions are met, as the case may be. However, if dividends are distributed to Argentine Entities, no Dividend Tax should apply. Equalization Tax is not applicable. As stated above, the unclear statutory language under Law N° 27,541 with respect to the suspension provision led to different opinions in the market stating whether the 25% corporate income tax rate was suspended for one period (until January 1, 2021) or for two tax periods (until January 1, 2022). The Argentine tax authorities have unofficially stated (through the minutes of a meeting held on January 8, 2020 with professional associations) that the suspension period was limited to just one period (until January 1, 2021). However, by the time of drafting this document, no formal clarification nor specific rule was formally issued to clarify said understanding.

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

Capital gains obtained by Argentine corporate entities (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina, among others) derived from the sale, exchange or other disposition of shares in Argentine entities are subject to income tax on the net income at the rate of 30% for fiscal years initiated after January 1, 2018 and up to December 31, 2020, and at the rate of 25% for tax periods initiated after January 1, 2021, and onwards (note that, according to Section 48 of Law N° 27,541, the reduction of the corporate rate provided for in the Tax Reform Law was suspended until tax periods commencing after January 1, 2021, inclusive). As stated above, the unclear statutory language under Law N° 27,541 with respect to the suspension provision led to different opinions in the market stating whether the 25% corporate income tax rate was suspended for one period (until January 1, 2021) or for two tax periods (until January 1, 2022). The Argentine tax authorities have unofficially stated (through the minutes of a meeting held on January 8, 2020 with professional associations) that the suspension period was limited to just one period (until January 1, 2021). However, by the time of drafting this document, no formal clarification nor specific rule was formally issued to clarify said understanding. Losses arising from the sale of shares can only be offset against income derived from the same type of operations, for a five-year carryover period. Starting in 2018, income obtained by Argentine resident individuals and undivided estates located in Argentina from the sale of shares and other securities are exempt from capital gains tax in the following cases: (i) when the shares are placed through a public offering authorized by the CNV; and/or (ii) when the shares are traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers; and/or (iii) when the sale, exchange or other disposition of shares is made through a tender offer regime and/or exchange of shares authorized by the CNV. In addition, Section 34 of Law N° 27,541, provides that since tax period 2020, in the case of securities under the provisions of Section 98 of the Income Tax Law, not included in the first paragraph of Section 26 subsection u) of the Income Tax Law, Argentine resident individuals and undivided estates located in Argentina are exempt from capital gains tax derived from their sale, exchange, or disposal to the extent said securities are listed on stock exchanges or securities markets authorized by the CNV, without being applicable the provisions of Section 109 of the Income Tax Law. In this sense, Section 109 of the Income Tax Law provides that the total or partial exemptions established or that will be established in the future by special laws regarding securities, issued by the National, Provincial, or Municipal States or the City of Buenos Aires, will not have effects on income tax for Argentine resident individuals and undivided estates located in Argentina. ADSs would not qualify for the exemption applicable to Argentine resident individuals since the referred conditions would not apply. If the exemption does not apply, the income derived by Argentine resident individuals and undivided estates located in Argentina from the sale, exchange or other disposition of ADSs (and shares, if applicable) is subject to income capital gains tax at a 15% rate on net income (calculated in Argentine currency). Losses arising from the sale of non-exempt Argentine shares can only be offset by Argentine individuals and undivided estates located in Argentina against income derived from operations of the same source and type (understanding by “type” the different concepts of income included under each article of Chapter II, Title IV of the Income Tax Law), for a five-year carryover period.

If Argentine resident individuals and undivided estates located in Argentina perform a conversion procedure of securities representing shares, that do not meet the exemption requirements stated in the conditions mentioned in points (i), (ii) and (iii) of the paragraph above, to hold instead the underlying shares that do comply with said requirements, such conversion would be considered a taxable transfer of the securities representing shares for which the fair market value by the time the conversion takes place should be considered. The same tax treatment will apply if the conversion process involves shares that do not meet the exemption requirements stated above that are converted into securities representing shares to which the exemption is applicable. Once the underlying shares or securities representing shares are converted, the results obtained from the sale, exchange, swap or any other disposition thereof would be exempt from income tax provided that the conditions mentioned in points (i), (ii) and (iii) of the paragraph above are met. Pursuant to recent amendments introduced by Law N° 27,541, it could also be construed that a capital gains exemption could also apply for Argentine resident individuals and undivided estates located in Argentina if the securities involved are listed on stock exchanges or securities markets authorized by the CNV (although the matter is not free from doubt and further clarifications should be issued). Due to the amendments introduced to the Income Tax Law, as from 2018, non-Argentine resident individuals or legal entities (“Foreign Beneficiaries”) are also exempt from income tax derived from the sale of Argentine shares in the following cases: (i) when the shares are placed through a public offering authorized by the CNV; and/or (ii) when the shares are traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers; and/or or (iii) when the sale, exchange or other disposition of shares is made through a tender offer regime and/or exchange of shares authorized by the CNV. The exemption applies to the extent the Foreign Beneficiaries reside in a “cooperative jurisdiction” and, in accordance with Section 90 of the regulatory decree of the Income Tax Law, if their funds come from “cooperative jurisdictions” (as defined below).

In addition, the Tax Reform Law stated that income derived from the sale of ADSs gives rise to Argentine source income. However, capital gains obtained from the sale, exchange or other disposition of ADSs by Foreign Beneficiaries that reside in a cooperative jurisdiction and, in accordance with Section 90 of the regulatory decree of the Income Tax Law, their funds come from cooperative jurisdictions, are exempt from income tax on capital gains derived from the sale of ADSs to the extent the underlying shares are authorized for public offering by the CNV.

In case Foreign Beneficiaries conduct a conversion process of shares that do not meet the exemption requirements, into securities representing shares that are exempt from income tax pursuant to the conditions stated above, such conversion would be considered a taxable transfer for which the fair market value by the time the conversion takes place should be considered.

In case the exemption is not applicable and the Foreign Beneficiaries are resident in a cooperative jurisdiction and their funds were channeled through cooperative jurisdictions, the gain derived from the disposition of ADSs would be subject to Argentine income tax at a 15% rate on the net capital gain or at a 13.5% effective rate on the gross price.

For Foreign Beneficiaries resident in or whose funds come from jurisdictions considered as non-cooperative for purposes of fiscal transparency, the tax rate applicable to the sales of shares and/or ADSs is assessed at 35%. Pursuant to General Resolution AFIP No.4227/2018, the presumed net basis on which the 35% rate should apply in the case of sale or disposition of securities is assessed at 90%. General Resolution (AFIP) N°4227/2018 provides different payment mechanisms depending on the specific circumstances of the sale transaction. Pursuant to Section 252 of the regulatory decree of the Income Tax Law, in the cases included in the last paragraph of Section 98 of the Income Tax Law, (i.e. when the acquirer and the seller of the security involved are non-Argentine residents), the tax shall be paid by the foreign seller directly through the mechanism established for such purpose by the tax authorities, or (i) through an Argentine individual resident with sufficient mandate or (ii) by the foreign seller’s legal representative domiciled in Argentina

As a result of the recent enactment of Law N° 27,541, certain clarifications and definitions are still pending and expected to be issued shortly.

Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from holding and disposing of Class B shares and ADSs and whether any different treatment under a treaty to avoid double taxation could apply.

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation with Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, Mexico, the Netherlands, Norway, Russia, Spain, Sweden, Switzerland , the UK and the United Arab Emirates. The treaties signed with China, Luxembourg, Qatar, Turkey, Austria and Japan are still undergoing the respective ratification procedures. There is currently no tax treaty for the avoidance of double taxation in effect between Argentina and the United States. Holders are encouraged to consult a tax advisor as to the potential application of the provisions of a treaty in their specific circumstances.

Personal assets tax

For tax period 2019, onwards, Argentine entities, like us, have to pay the personal assets tax corresponding to Argentine and foreign resident individuals and foreign resident entities for the holding of company shares at December 31 of each year. Recently enacted Law N° 27,541 (published in the Official Gazette on December 23, 2019) changed the “domicile” criterion for the “residence” criterion as stipulated under income tax rules. Also, according to Section 13 of the Decree No. 99/2019 any reference to “domicile” criterion in relation to the personal assets tax should be understood as referring to “residence”. For tax period 2019, inclusive, and onwards the applicable tax rate is 0.50% and is levied on the proportional net worth value (“valor patrimonial proporcional”) by December 31st of each year, of the shares arising from the last balance sheet. Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine resident individuals and/or foreign resident shareholders. The Argentine company may seek this reimbursement of Personal Assets Tax by setting off the applicable tax against any amount due to its shareholders or in any other way or, under certain circumstances, waive its right under Argentine law to seek reimbursement from the shareholders.

It is unclear if non-Argentine resident parties are subject to personal assets tax on ADSs. Holders are encouraged to consult a tax advisor as to the particular Argentine personal assets tax consequences derived from the holding of Class B shares and ADSs.

Value added tax

The sale, exchange or other disposition of our Class B shares or ADSs and the distribution of dividends are exempted from the value added tax.

Tax on debits and credits on Argentine bank accounts

All credits and debits originated in bank accounts held at Argentine financial institutions, as well as certain cash payments, are subject to this tax, which is assessed at a general rate of 0.6%. There are also increased rates of 1.2% and reduced rates of 0.075%. According to Section 45 of Law N° 27,541, the applicable rate of tax on debits and credits on Argentine bank accounts (the “TDC”) is doubled for certain cash withdrawals made by certain Argentine legal entities. Owners of bank accounts subject to the general 0.6% rate may consider 33% of the tax paid as a tax credit against specific taxes. The taxpayers that are subject to the 1.2% rate may consider 33% of all tax paid as a credit against specific taxes. Such amounts can be utilized as a credit for income tax or for the special contributions on cooperatives capital. The remaining amount is deductible for income tax purposes. If lower rates were applied, the available credit would be reduced to 20%.

TDC has certain exemptions. Debits and credits in special checking accounts (created under Communication “A” 3250 of the Argentine Central Bank) are exempted from this tax if the accounts are held by foreign legal entities and if they are exclusively used for financial investments in Argentina. For certain exemptions and/or tax rate reductions to apply, bank accounts must be registered with the Tax Authority (AFIP-DGI) in accordance with AFIP’s General Resolution No.3900/2016.

Pursuant to Law No. 27,432 (published in the Official Gazette on December 29, 2017), the TDC shall apply until December 31, 2022, inclusive. Whenever financial institutions governed by Law No. 21,526 make payments acting in their own name and behalf, the application of this tax is restricted to certain specific transactions. Such specific transactions include, among others, dividends or profits distributions.

Tax on minimum presumed income

Pursuant to Law No. 27,260, passed by the Argentine Congress on June 29, 2016, the tax on minimum presumed income was eliminated for tax periods beginning as of January 1, 2019.

PAIS Tax (“Impuesto para una Argentina inclusiva y solidaria”)

Law N° 27,541 establishes, on an emergency basis and for the term of five fiscal periods from the entry into force of said law (i.e. December 23,2019), a federal tax applicable to certain transactions for the purchase of foreign currency for saving purposes or without a specific destination and other operations of currency exchange and acquisition of services performed by Argentine tax residents (individuals, undivided estates, legal entities, among others). The applicable rate is, in general, 30%.

Investors should consider the provisions that apply to them according to their specific case.

Gross turnover tax

This tax is a local tax levied on gross revenues resulting from the regular and onerous exercise of commerce, industry, profession, business, services or any other onerous activity conducted on a regular basis within the respective jurisdiction. Each of the provinces and the City of Buenos Aires apply different tax rates depending on the type of activity.

In addition, gross turnover tax could be applicable on the transfer of Class B shares or ADSs and on the perception of dividends to the extent, such activity is conducted on a regular basis within an Argentine province or within the City of Buenos Aires. However, under the Tax Code of the City of Buenos Aires, any transaction with shares as well as the perception of dividends are exempt from gross turnover tax.

In accordance with the stipulations of the Fiscal Consensus entered into by and amongst the Argentine Executive Branch, the representatives of the Provinces and the City of Buenos Aires on November 16, 2017 and approved by the Argentine Congress on December 21, 2017 (the so-called “Fiscal Consensus” and/or the “Consensus”), local jurisdictions took on certain commitments in connection with certain taxes that are within their powers. The Consensus shall be effective only in connection with the jurisdictions that have their legislative branches approve the Consensus and such effectiveness shall not commence if such approval has not been granted. When it comes to the impact of the Consensus on gross turnover tax, the Argentine provinces and the City of Buenos Aires agreed to grant exemptions and impose maximum tax rates on certain businesses and for certain periods.

However, it is important to point out that on December 17, 2019, the Argentine Executive Branch, the representatives of the Provinces and the City of Buenos Aires signed an agreement to suspend the Fiscal Consensus. This agreement shall be effective only in connection with the jurisdictions that have their legislative branches approve it and such effectiveness shall not commence if such approval has not been granted.

Holders of Class B shares and ADSs are encouraged to consult a tax advisor as to the particular gross turnover tax consequences of holding and disposing of Class B shares and ADSs in the involved jurisdictions.

Regimes for the Collection of Provincial Tax Revenues on the Amounts Credited to Bank Accounts

Different tax authorities (i.e., City of Buenos Aires, Corrientes, Córdoba, Tucumán, Province of Buenos Aires and Salta, among others) have established collection regimes for gross turnover tax purposes applicable to those credits verified in accounts opened at financial entities, of any type and/or nature and including all branch offices, irrespective of territorial location. These regimes apply to those taxpayers included in the lists provided monthly by the tax authorities of each jurisdiction. The applicable rates may vary depending on the jurisdiction involved. Collections made under these regimes shall be considered as a payment on account of the gross turnover tax. Note that certain jurisdictions have excluded the application of these regimes on certain financial transactions. Holders shall corroborate the existence of any exclusions to these regimes in accordance with the jurisdiction involved.

Stamp tax

Stamp tax is a provincial tax, which is also levied in the City of Buenos Aires, applicable to the execution of onerous transactions within an Argentine provincial jurisdiction or the City of Buenos Aires or outside an Argentine provincial jurisdiction or the City of Buenos Aires but with effects in such jurisdiction.

In the City of Buenos Aires, acts or instruments related to the negotiation of shares and other securities duly authorized for its public offering by the CNV are exempt from stamp tax.

Regarding the Fiscal Consensus, almost all the provinces in Argentina and the City of Buenos Aires have committed to establish for the stamp tax a maximum tax rate of 0.75% as from January 1, 2019, 0.5% as from January 1, 2020, 0.25% as from January 1,2021 and abrogate the stamp tax starting from January 1, 2022. However, such commitment was delayed by one calendar year pursuant Law No 27,469 “Fiscal Consensus 2018” (published in the Official Gazette on December 4, 2018). Fiscal Consensus 2018 shall be effective only in connection with the jurisdictions that have their legislative branches approve it and such effectiveness shall not commence if such approval has not been granted. However, on December 17, 2019, the Argentine Executive Branch, the representatives of the Provinces and the City of Buenos Aires signed an agreement to suspend the Fiscal Consensus and the Fiscal Consensus 2018.

Holders of Class B shares and ADSs are encouraged to consult a tax advisor as to the particular stamp tax consequences arising in the involved jurisdictions.

Prospective investors should consider the tax consequences in force in the above mentioned jurisdictions at the time the concerned document is executed and/or becomes effective.

Other taxes

There are no federal inheritance or succession taxes applicable to the ownership, transfer or disposition of our Class B shares or ADSs. At the provincial level, the province of Buenos Aires imposes a tax on free transmission of assets, including inheritance, legacies, donations, etc. For tax period 2020, any gratuitous transfer of property lower than or equal to Ps.322,800 is exempt. This amount is increased to Ps.1,344,000 in the case of transfers among parents, sons, daughters and spouses. The amount to be taxed, which includes a fixed component and a variable component that is based on differential rates (which range from 1.6026% to 8.7840%), varies according to the property value to be transferred and the degree of kinship of the parties involved. Free transmission of Class B shares or ADSs could be subject to this tax. Holders of Class B shares and ADSs are encouraged to consult a tax advisor as to the particular tax consequences arising in the involved jurisdictions.

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

Incoming Funds Arising from Non-Cooperative or Low or Nil Tax Jurisdictions

According to Section 82 of the Tax Reform Law, for fiscal purposes, any reference to “low tax or no tax countries” or “non-cooperative countries” should be understood to be “non-cooperative jurisdictions or low or nil tax jurisdictions,” as defined in Section 19 and Section 20 of the Income Tax Law.

As defined under Section 19 of the Argentine Income Tax Law, non-cooperative jurisdictions are those countries or jurisdictions that do not have an agreement in force with the Argentine government for the exchange of information on tax matters or a treaty to avoid international double taxation with a broad clause for the exchange of information. Likewise, those countries that, having an agreement of this type in force, do not effectively comply with the exchange of information will also be considered as non-cooperative. The aforementioned treaties and agreements must comply with international standards of transparency and exchange of information on fiscal matters to which the Argentine Republic has committed. The Executive Branch shall publish a list of the non-cooperative jurisdictions based on the criteria above. In this sense, according to Section 24 of the regulatory decree of the Income Tax Law, the following jurisdictions should be considered as “non-cooperative” under the disposition of Section 19 of the aforementioned law:

1. Bosnia and Herzegovina

2. Brecqhou

3. Burkina Faso

4. State of Eritrea

5. State of the Vatican City

6. State of Libya

7. Independent State of Papua New Guinea

8. Plurinational State of Bolivia

9. Ascension Island

10. Sark Island

11. Santa Elena Island

12. Solomon Islands

13. The Federated States of Micronesia

14. Mongolia

15. Montenegro

16. Kingdom of Bhutan

17. Kingdom of Cambodia

18. Kingdom of Lesotho

19. Kingdom of Swaziland

20. Kingdom of Thailand

21. Kingdom of Tonga

22. Hashemite Kingdom of Jordan

23. Kyrgyz Republic

24. Arab Republic of Egypt

25. Syrian Arab Republic

26. Algerian Democratic and Popular Republic

27. Central African Republic

28. Cooperative Republic of Guyana

29. Republic of Angola

30. Republic of Belarus

31. Republic of Botswana

32. Republic of Burundi

33. Republic of Cape Verde

34. Republic of Ivory Coast

35. Republic of Cuba

36. Republic of the Philippines

37. Republic of Fiji

38. Republic of the Gambia

39. Republic of Guinea

40. Republic of Equatorial Guinea

41. Republic of Guinea-Bissau

42. Republic of Haiti

43. Republic of Honduras

44. Republic of Iraq

45. Republic of Kenya

46. Republic of Kiribati

47. Republic of the Union of Myanmar

48. Republic of Liberia

49. Republic of Madagascar

50. Republic of Malawi

51. Republic of Maldives

52. Republic of Mali

53. Republic of Mozambique

54. Republic of Namibia

55. Republic of Nicaragua

56. Republic of Palau

57. Republic of Rwanda

58. Republic of Sierra Leone

59. Republic of South Sudan

60. Republic of Suriname

61. Republic of Tajikistan

62. Republic of Trinidad and Tobago

63. Republic of Uzbekistan

64. Republic of Yemen

65. Republic of Djibouti

66. Republic of Zambia

67. Republic of Zimbabwe

68. Republic of Chad

69. Republic of the Niger

70. Republic of Paraguay

71. Republic of the Sudan

72. Democratic Republic of Sao Tome and Principe

73. Democratic Republic of East Timor

74. Republic of the Congo

75. Democratic Republic of the Congo

76. Federal Democratic Republic of Ethiopia

77. Lao People’s Democratic Republic

78. Socialist Democratic Republic of Sri Lanka

79. Federal Republic of Somalia

80. Federal Democratic Republic of Nepal

81. Gabonese Republic

82. Islamic Republic of Afghanistan

83. Islamic Republic of Iran

84. Islamic Republic of Mauritania

85. People’s Republic of Bangladesh

86. People’s Republic of Benin

87. Democratic People’s Republic of Korea

88. Socialist Republic of Vietnam

89. Togolese Republic

90. United Republic of Tanzania

91. Sultanate of Oman

92. British Overseas Territory Pitcairn, Henderson, Ducie and Oeno Islands

93. Tristan da Cunha

94. Tuvalu

95. Union of the Comoros

In turn, low or nil tax jurisdictions are defined as those countries, territories, associated states or special tax regimes that foresee a maximum corporate tax rate below 15%. Pursuant to Section 25 of the regulatory decree of the Income Tax Law, the 15% threshold rate should be assessed considering the aggregate corporate tax rate in each jurisdiction, regardless of the governmental level in which the taxes were levied. In turn, “special tax regime” is understood as any regulation or specific scheme that departs from the general corporate tax regime applicable in said country and results in an effective rate below that stated under the general regime. According to the legal presumption under Section 18.2 of Law No. 11,683, as amended, incoming funds from non-cooperative or low or nil jurisdictions could be deemed unjustified net worth increases for the Argentine party, no matter the nature of the operation involved. Unjustified net worth increases are subject to the following taxes:

•	income tax would be assessed at 110% of the amount of funds transferred.

•	value added tax would be assessed at 110% of the amount of funds transferred.

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

For measuring options risk, entities that only buy options (and their value is less than 5% of the computable equity liability of the previous month) or whose positions are covered by positions purchased under the same conditions, may use the option so-called “Simplified method”. This requirement incorporates both the general market risk and the specific risk. In the remaining cases, entities must use the delta-plus method, which uses Greek letters (delta, gamma and vega) to determine the delta equivalent of each position

The chart below, shows the maximum, minimum, average and closing values for the years 2018 and 2019 of the market risk requirements of foreign currency status and status in securities charged to the Trading portfolio:

In million Pesos	2018	2019	Variation 2019
Minimum	154.1	188.3	34.2
Maximum	450.5	778.3	327.8
Average	287.4	433.7	146.3
As of December 31,	212.3	591.3	379.0

Market Risk for exchange rates	2018	2019	Variation 2019
Minimum	78.8	86.1	7.3
Maximum	313.6	496.1	182.5
Average	179.1	297.4	118.3
As of December 31,	78.8	496.2	417.4

Market Risk for securities	2018	2019	Variation 2019
Minimum	70.0	75.2	5.2
Maximum	155.9	352.0	196.1
Average	108.0	136.3	28.3
As of December 31,	133.3	95.1	-38.2

Market Risk for stock price	2018	2019	Variation 2019
Minimum	0.0	0.0	0.0
Maximum	0.5	0.0	-0.5

In million Pesos	2018	2019	Variation 2019
Average	0.3	0.0	-0.3
As of December 31,	0.2	0.0	-0.2

Between 2018 and 2019, there was an increase in the average exposures. The increase values was attributable to an increase in the average foreign exchange risk by Ps. 118.3 million or 66%, due to an increase of the foreign exchange rates. The average U.S. dollar exchange rate went from Ps. 29.3 per dollar in 2018 to Ps. 49.2 per dollar in 2019, while average Euro exchange rate went from Ps. 34.3 in 2018 to Ps. 44.6 in 2019.

As of December 31, 2018, the foreign exchange exposure was 37% of the total exposure, while as of December 31, 2019, the foreign exchange exposure was 84%. The VaR increase year-on-year, from Ps. 78.8 million to Ps. 496.2 million, was mainly explained by the increase of the Foreign Currency Net Global Position at the end of year 2019, in comparison to the end of year 2018. The fx rate also increase year-on-year by 58% increasing the value at risk of this portfolio.

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

The following table shows changes in economic value of equity (ΔEVE) for last two years (in millions of Pesos):

	2018	2019
Minimum	2,272.4	1,415.9
Maximum	3,104.6	1,803.7
Average	2,688.5	1,676.0
December 31	2,272.4	1,803.7

In average and in minimum, maximum and closing points, the table shows a decrease in 2019 compared to year 2018. The decrease was primarily attributable to an inter-annual increase of the market interest rate curves. Thus, the relative impact of the disturbance shocks is lower, generating a decrease in the capital requirements for interest rate risk.

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

For additional information regarding market and interest rate risk management see note 51 “Capital Management, Corporate Governance Transparency and Risk Management” to our audited consolidated financial statements as of December 31, 2019 and 2018.

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

4. Fees and Direct and Indirect Payments Made by the Depositary to us

Future Fees and Payments

The depositary has agreed to reimburse us for expenses incurred by us in connection with the administration and maintenance of the ADSs program, including, but not limited to, investor relation expenses, annual NYSE listing fees or other program related expenses. The depositary has also agreed to pay its standard out-of-pocket administrative, maintenance and shareholder services expenses for providing services to the registered American depositary receipts holders, which consist, without limitation, of expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. There are limits and conditions on the amount of expenses for which the depositary will reimburse us. In 2019, we have received the agreed reimbursement from the Depositary.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

The shareholders meeting held on April 30, 2019 resolved to amend Section 9 of the Bank’s by-laws so that, as long as the Bank is authorized to make a public offering of its shares, shareholders shall not be entitled to subscribe on a pro-rata basis the unsubscribed shares remaining at the end of a preemptive rights offering, known as accretion rights.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as of December 31, 2019. There are, as described below, inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

Our management assessed the effectiveness of the Bank’s internal control over financial reporting as of December 31, 2019. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013). Based on its assessment and those criteria, the Bank’s management concluded that, as of December 31, 2019 the Bank’s internal control over financial reporting was effective.

The effectiveness of the Bank’s internal control over financial reporting as of December 31, 2019, has been audited by Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global), an independent registered public accounting firm, as stated in their report which appears herein.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

BANCO MACRO S.A. and its subsidiaries

Opinion on Internal Control over Financial Reporting

We have audited BANCO MACRO S.A. and its subsidiaries’ internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, BANCO MACRO S.A. and its subsidiaries (the Bank) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Bank as of December 31, 2019 and 2018, the related consolidated statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and our report dated May 15, 2020 expressed an unqualified opinion thereon.

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

/s/ Pistrelli, Henry Martin y Asociados S.R.L.
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

Member of Ernst & Young Global

City of Buenos Aires, Argentina

May 15, 2020

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

In 2019 we have modified certain conditions of our code of ethics, the updated text of our code of ethics for our directors and senior management is published on our website at https://www.macro.com.ar/relaciones-inversores/en/corporate-governance/corporate-governance-policy

Item 16C. Principal Accountant Fees and Services

Fees Paid to Our Principal Accountant

Since 2006 Pistrelli, Henry Martin y Asociados S.R.L. (Member of EY Global) has served as our principal external auditor. Fees payable to Pistrelli, Henry Martin y Asociados S.R.L. (Member of EY Global) in 2018 and 2019 are detailed below.

	2018 (not restated)	2019
	(in thousands of Pesos)
Audit Fees	66,999	92,951
Audit Related Fees	—	—
Tax Fees	250	—
All Other Fees	108	494
Total	67,357	93,445

Note: figures detailed in the table above have not been adjusted for inflation.

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit and limited review of our consolidated financial statements and services.

Audit-Related Fees

Audit-related fees are typically services that are reasonably related to the performance of the audit or review of the consolidated financial statements and are not reported under the audit fees item above. This item includes fees for attestation services on our financial information.

Tax Fees

Tax fees consist of tax advisory services.

All Other Fees

Fees disclosed in the table above under “All Other Fees” consisted of other fees paid for professional services.

Audit Committee’s Pre-approval Policies and Procedures

Our audit committee is responsible for, among other things, the oversight of our independent auditors. During the year, the audit committee reviews together with management and the independent auditor, the audit plan, audit related services and other non-audit services. The Audit Committee has approved policies and procedures for pre-approving all non-audit work that would be performed by the Bank’s external auditor. All of the services provided by Pistrelli, Henry Martin y Asociados S.R.L. were approved by the Audit Committee pursuant to these approval policies. None of the hours expended on the principal accountant’s engagement to audit our financial statements for 2019 were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

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

However, as a result of a general recommendation issued by the Central Bank to all financial institutions, we have created a Personnel Incentives Committee. The Committee will be formed so that the independent Directors constitute the majority. This Committee has an approved charter establishing its functions and responsibilities, and shall meet at least bi-annually.

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

Our Audit Committee is composed by three directors and the Committee’s presidency is in charge of an independent Director. All the members of the Audit Committee, according to its designation on May 11, 2020, satisfy the independence requirements of Rule 10A-3.

(b)   Neither Argentine law nor the CNV Rules contain provisions relating to an audit committee member’s simultaneous service on the audit committee of other public companies.

(c)   The responsibilities of the audit committee, as provided for in the Capital Markets Law, as regulated by Decree No. 1023 and the CNV Rules regarding the functions of the Committee, are essentially the same as those provided for under Rule 10A-3 of the Exchange Act, including, without limitation, the following:

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

Item 18. Financial Statements

See pages F-1 through F-100 of this annual report.

Item 19. Exhibits

EXHIBIT INDEX

Exhibit Number	Description

1.1	Restated Bylaws of the Bank, as amended and restated on April 30, 2019, incorporated by reference to the Form 6-K filed by the Bank on July 24, 2019 (File No. 199-70013).

2.1	Deposit Agreement among the registrant, The Bank of New York, as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts, incorporated by reference to the Registration Statement on Form F-1, as amended, filed by the Bank on March 20, 2006 (File No. 333-130901).

8.1*	List of subsidiaries of the Bank as of December 31, 2019.

12.1*	Certification by the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification by the Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification by the Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101. INS*	XBRL Instance Document.

101. SCH*	XBRL Taxonomy Extension Schema Document.

101. CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101. LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101. PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

101. DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

*	Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO MACRO S.A.

By:	/s/ Gustavo Alejandro Manriquez
Name:	Gustavo Alejandro Manriquez
Title:	Chief Executive Officer

Date: May 15, 2020.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019 AND 2018, TOGETHER WITH THE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

BANCO MACRO S.A. and its subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of BANCO MACRO S.A. (a bank organized under Argentine legislation) and its subsidiaries (the Bank) as of December 31, 2019 and 2018, and the related consolidated statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Bank as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the internal control over financial reporting of the Bank as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated May 15, 2020 expressed an unqualified opinion thereon.

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

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (i) relates to accounts or disclosures that are material to the financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of financial assets

Description of the matter

As more fully described in Note 3.2.4. to the financial statements, the Bank recognized an allowance for credit losses related to loans and investments in private and government debt securities not held at fair value through profit or loss, together with loan commitments and financial guarantee contracts, using an expected credit loss model (ECL). This allowance, that amounts to 5,135,597 thousand pesos as disclosed in note 51.1.1, represents a probability-weighted amount, which is determined by evaluating a range of possible outcomes and reasonable and supportable information about past events, current conditions and forecasts of future economic conditions. The allowance is based on the ECL associated with the probability of default in the next twelve months unless there has been a significant increase in credit risk since origination or there is objective evidence of impairment. In those cases, the allowance is based on the change in the ECL over the life of the financial instrument.

Auditing the allowance for credit losses was complex and required the application of significant judgment due to the inherent complexity of the models, assumptions and the interrelationship of the variables used in measuring the ECL, including the effects of the current and future Argentine macroeconomic and financial environment in relation to the Bank’s exposure to government securities and Argentine Central Bank bills. Significant assumptions and judgments with respect to the estimation of the allowance for credit losses include the determination of significant changes in credit risk; the forecast of multiple alternative economic scenarios and the probability weighting of those scenarios, and the application of management’s expert credit judgment. The allowance for credit losses is a significant estimate for which variations in model methodology, underlying assumptions and judgments could have a material effect on its measurement.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the Bank’s controls, including those related to information systems used in the determination of the allowance for credit losses. The controls we tested included, amongst others, controls over the development and review of inputs and models used to calculate the ECL, data completeness and accuracy, economic forecasting, including the probability weighting of the economic scenarios and the governance and oversight over the modelled results and the use of expert credit judgment.

To test the allowance for credit losses, our audit procedures included, amongst others, involving our credit risk modelling specialists to assist in assessing whether the methodology and assumptions used to estimate ECL are consistent with the requirements of IFRS, the Bank’s own historical data and industry standards; assessing significant changes in credit risk triggers; evaluating management’s forecasting methodology and comparing management’s forward-looking information to independently derived forecasts and publicly available information; evaluating the scenario probability weights used in the ECL models and performing independent recalculations; evaluating that the assumptions used were reflective of the credit quality and macroeconomic trends and testing the completeness and accuracy of data used in the measurement of the ECL. We also assessed the adequacy of the allowance for credit loss financial statement disclosures.

/s/ Pistrelli, Henry Martin y Asociados S.R.L.
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

Member of Ernst & Young Global

We have served as the Bank’s auditor since 2003

City of Buenos Aires, Argentina

May 15, 2020

BANCO MACRO SA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2019 AND 2018

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2019, except otherwise indicated)

Items	Notes	12/31/2019	12/31/2018
ASSETS
Cash and Deposits in Banks	12	100,680,063	115,012,597
Cash	12	19,511,636	16,454,373
Central Bank of Argentina	12	55,158,158	77,241,315
Other Local and Foreign Entities	12	26,006,523	20,615,753
Other	12	3,746	701,156
Debt Securities at fair value through profit or loss	3, 4 and 12	5,675,008	4,053,802
Derivative Financial Instruments	11 and 12	615,902	26,602
Repo transactions	7 and 12	1,087,916
Other financial assets	12 and 18	6,163,890	4,614,240
Loans and other financing	9, 12 and 51.1	220,897,814	275,611,789
Non-financial Public Sector	12	6,450,647	2,731,262
Other Financial Entities	12	3,952,205	8,654,244
Non-financial Private Sector and Foreign Residents	12	210,494,962	264,226,283
Other Debt Securities	5 and 12	64,513,415	99,350,734
Financial Assets delivered as guarantee	8 and 12	10,673,334	10,393,093
Equity Instruments at fair value through profit or loss	6, 12 and 21	2,616,728	79,249
Investment in associates and joint arrangements	14	146,331	167,402
Property, plant and equipment	15	25,747,557	23,911,732
Intangible Assets	17	3,542,060	3,262,112
Deferred Income Tax Assets	28.c)	43,423
Other Non-financial Assets	18	1,085,336	1,515,894
Non-current assets held for sale	21	1,751,093	2,302,462

TOTAL ASSETS		445,239,870	540,301,708

BANCO MACRO SA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2019 AND 2018

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2019, except otherwise indicated)

Items	Notes	12/31/2019	12/31/2018
LIABILITIES
Deposits	12	262,865,354	366,049,491
Non-financial Public Sector	12	17,560,282	29,707,339
Financial Sector	12	314,162	228,091
Non-financial Private Sector and Foreign Residents	12	244,990,910	336,114,061
Derivative Financial Instruments	11 and 12	768,732	2,106
Repo Transactions	7 and 12	1,002,511	253,003
Other Financial Liabilities	12 and 24	22,169,608	23,559,130
Financing received from the Central Bank of Argentina and other financial entities	12	2,245,804	4,611,839
Issued Corporate Bonds	12 and 47	5,525,039	9,810,217
Current Income Tax Liabilities	28	8,136,185	4,532,568
Subordinated Corporate Bonds	12 and 47	24,311,663	23,518,130
Provisions	22	1,473,517	1,625,404
Deferred Income Tax Liabilities	28.c)	560,582	3,601,862
Other Non-financial Liabilities	24	10,124,489	9,045,017

TOTAL LIABILITIES		339,183,484	446,608,767

SHAREHOLDERS’ EQUITY
Capital Stock	40	639,413	669,663
Additional paid-in capital		12,429,781	12,428,461
Adjustments to Shareholders’ Equity		33,487,341	33,509,145
Earnings Reserved		85,695,155	64,605,999
Unappropriated Retained Earnings		(47,017,897)	(16,392,892)
Other Comprehensive Income / (Loss)		170,775	(46,832)
Net Income / (Loss) for the fiscal year		20,650,410	(1,082,089)

Net Shareholders’ Equity attributable to controlling interest		106,054,978	93,691,455
Net Shareholders’ Equity attributable to non-controlling interests		1,408	1,486

TOTAL SHAREHOLDERS’ EQUITY		106,056,386	93,692,941

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		445,239,870	540,301,708

The accompanying notes 1 to 54 to the consolidated financial statements are integral part of these consolidated financial statements.

BANCO MACRO SA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2019, except otherwise indicated)

Items	Notes	12/31/2019	12/31/2018	12/31/2017
Interest income	29	151,566,640	120,214,259	86,464,572
Interest expense	30	(64,156,959)	(46,426,316)	(26,142,862)
Net Interest income		87,409,681	73,787,943	60,321,710
Commissions income	31	19,441,433	22,000,691	22,786,131
Commissions expense	32	(1,609,947)	(1,430,689)	(1,713,229)
Net Commissions income		17,831,486	20,570,002	21,072,902
Subtotal (Net Interest income +Net Commissions income)		105,241,167	94,357,945	81,394,612
Net gain from measurement of financial instruments at fair value	33	7,932,797	1,940,516	1,453,442
Profit / (Loss) from sold or derecognized assets at amortized cost		27,417	(9,429)	29,052
Differences in quoted prices of gold and foreign currency	34	3,497,301	(2,692,459)	3,465,434
Other operating income	35	7,680,839	5,411,025	4,279,228
Credit loss expense on financial assets		(4,346,885)	(4,461,143)	(4,020,812)
Net operating income before expenses, depreciation and amortization		120,032,636	94,546,455	86,600,956
Employee benefits	36	(21,202,596)	(19,192,702)	(19,285,133)
Administrative expenses	37	(12,800,757)	(12,726,636)	(11,740,501)
Depreciation and amortization of fixed assets	15, 16 and 17	(3,006,376)	(2,266,602)	(2,164,964)
Other Operating Expenses	38	(22,100,895)	(19,014,152)	(17,057,242)
Net operating income after expenses, depreciation and amortization		60,922,012	41,346,363	36,353,116
Income from associates and joint arrangements		898,428	409,655	446,584
Loss on net monetary position		(28,194,756)	(28,489,943)	(14,730,578)
Income before tax on continuing operations		33,625,684	13,266,075	22,069,122
Income tax on continuing operations	28.c)	(12,975,037)	(14,347,904)	(12,935,657)
Net Income / (Loss) from continuing operations		20,650,647	(1,081,829)	9,133,465
Net Income / (Loss) for the fiscal year		20,650,647	(1,081,829)	9,133,465
Net Income / (Loss) for the fiscal year attributable to controlling interest		20,650,410	(1,082,089)	9,132,907
Net Income for the fiscal year attributable to non-controlling interest		237	260	558

BANCO MACRO SA AND ITS SUBSIDIARIES

CONSOLIDATED EARNINGS/LOSSES PER SHARE

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2019, except otherwise indicated)

Items	12/31/2019	12/31/2018	12/31/2017
Net Income / (Loss) attributable to controlling interest	20,650,410	(1,082,089)	9,132,907
PLUS: Potential diluted earnings per common share
Net Income /(Loss) attributable to controlling interest adjusted as per diluted earnings	20,650,410	(1,082,089)	9,132,907
Weighted average of outstanding common shares for the fiscal year	639,402	661,141	629,531
Weighted average of outstanding common shares for the fiscal year adjusted as per dilution effect	639,402	661,141	629,531
Basic earnings / (loss) per share	32.2964	(1.6367)	14.5075

BANCO MACRO SA AND ITS SUBSIDIARIES

STATEMENTS OF OTHER COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2019, except otherwise indicated)

Items	Notes	12/31/2019	12/31/2018	12/31/2017
Net Income / (Loss) for the fiscal year		20,650,647	(1,081,829)	9,133,465
Foreign currency translation differences in financial statements conversion		85,322	588,750	(97,145)
Foreign currency translation differences for the fiscal year		85,322	588,750	(97,145)
Profit or losses for financial instruments measured at fair value through other comprehensive income (FVOCI) (IFRS 9 (4.1.2) (a))		132,277	(698,009)	(27,400)
Profit or losses for the fiscal year from financial instruments at fair value through other comprehensive income (FVOCI) (1)		244,068	(930,830)	18,448
Income tax	28.c)	(111,791)	232,821	(45,848)
Other Comprehensive (Loss) / Gain			(425)	1,136
Other Comprehensive (Loss) / Gain for the fiscal year			(425)	1,136
Total Other Comprehensive Income / (Loss) that is subsequently reclassified to profit or loss		217,599	(109,684)	(123,409)
Total Other Comprehensive Income / (Loss)		217,599	(109,684)	(123,409)
Total Comprehensive Income / (Loss) for the fiscal year		20,868,246	(1,191,513)	9,010,056
Total Comprehensive Income / (Loss) attributable to controlling interest		20,868,017	(1,191,770)	9,009,500
Total Comprehensive Income attributable to non-controlling interest		229	257	556

(1)	Includes amounts reclassified to income statements disclosed in note 33.

The accompanying notes 1 to 54 to the consolidated financial statements are an integral part of these consolidated financial statements.

BANCO MACRO SA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2019, except otherwise indicated)

		Capital stock		Additional paid-in capital		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	In treasury	Additional paid-in capital	Adjustments to Shareholders’ Equity (1)	Accumulated foreign currency translation difference in financial statements conversion	Other	Legal	Other	Unappropriated Retained Earnings	Total Controlling Interests	Total Non Controlling Interests	Total Equity
Balance at the beginning of the fiscal year		640,715	28,948	12,428,461	33,509,145	491,605	(538,437)	18,422,441	46,183,558	(17,474,981)	93,691,455	1,486	93,692,941
Total comprehensive income for the fiscal year
- Net income for the fiscal year										20,650,410	20,650,410	237	20,650,647
- Other comprehensive income for the fiscal year						85,322	132,285				217,607	(8)	217,599
Own shares in treasury	40	(1,317)	1,317
Distribution of unappropriated retained earnings as approved by Shareholders´ Meeting held on April 30, 2019
- Legal reserve								4,839,258		(4,839,258)
- Normative Reserve									5,346,621	(5,346,621)
- Cash dividends									(8,506,548)		(8,506,548)	(307)	(8,506,855)
- Other (2)									19,357,037	(19,357,037)
Decrease of own shares in treasury	40		(30,265)		(22,523)				52,788
Other changes	40	15		1,320	719						2,054		2,054

Amount at the end of the fiscal year		639,413		12,429,781	33,487,341	576,927	(406,152)	23,261,699	62,433,456	(26,367,487)	106,054,978	1,408	106,056,386

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2019, except otherwise indicated)

		Capital stock		Additional paid-in capital		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	In treasury	Additional paid-in capital	Adjustments to Shareholders’ Equity (1)	Accumulated foreign currency translation difference in financial statements conversion	Other	Legal	Other	Unappropriated Retained Earnings	Total Controlling Interests	Total Non-Controlling Interests	Total Equity
Balance at the beginning of the fiscal year		669,663		12,428,461	33,509,145	(97,145)	159,994	14,158,046	43,725,230	5,345,467	109,898,861	1,776	109,900,637
Impact of adoption of IFRS 9										(31,695)	(31,695)		(31,695)
Total comprehensive loss for the fiscal year
- Net loss for the fiscal year										(1,082,089)	(1,082,089)	260	(1,081,829)
- Other comprehensive loss for the fiscal year						588,750	(698,431)				(109,681)	(3)	(109,684)
Distribution of unappropriated retained earnings as approved by Shareholders´ Meeting held on April 27, 2017
- Legal reserve								4,264,395		(4,264,395)
- Cash dividends									(6,940,053)		(6,940,053)	(547)	(6,940,600)
- Other (2)									17,056,909	(17,056,909)
Own shares in treasury	40	(28,948)	28,948						(7,658,528)		(7,658,528)		(7,658,528)
Other changes (3)										(385,360)	(385,360)		(385,360)

Amount at the end of the fiscal year		640,715	28,948	12,428,461	33,509,145	491,605	(538,437)	18,422,441	46,183,558	(17,474,981)	93,691,455	1,486	93,692,941

(1)	Inflation adjustment of capital stock and additional paid-in capital.
(2)	Related to earnings reserved for future distribution of earnings.
(3)	Related to differences between the consideration paid and the adjustment of the non-controlling interests for the acquisition of Banco del Tucumán SA. See additionally note 2.4.

BANCO MACRO SA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2019, except otherwise indicated)

		Capital stock		Non-capital Contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	In treasury	Additional paid-in capital	Adjustments to Shareholders’ Equity (2)	Accumulated foreign currency translation difference in financial statements conversion	Other	Legal	Other	Unappropriated Retained Earnings	Total Controlling Interests	Total Non-Controlling Interests	Total Equity
Balance at the beginning of the fiscal year		584,563		399,499	14,923,916		186,256	10,449,349	30,324,681	15,282,928	72,151,192	1,339	72,152,531
Total comprehensive income for the fiscal year
- Net income for the fiscal year										9,132,907	9,132,907	558	9,133,465
- Other comprehensive loss for the fiscal year						(97,145)	(26,262)				(123,407)	(2)	(123,409)
Distribution of unappropriated retained earnings as approved by Shareholders´ Meeting held on April 28, 2017
- Legal reserve								3,708,697		(3,708,697)
- Cash dividends									(1,824,651)		(1,824,651)	(119)	(1,824,770)
- Other (1)									15,225,200	(15,361,671)	(136,471)		(136,471)
Increase of Capital Stock approved by Shareholders´ Meeting held on April 28, 2017		85,100		12,028,962	18,585,229						30,699,291		30,699,291

Balance at the end of the fiscal year		669,663		12,428,461	33,509,145	(97,145)	159,994	14,158,046	43,725,230	5,345,467	109,898,861	1,776	109,900,637

(1)	Related to earnings reserved for future distribution of earnings. At 2017, included tax on personal assets of shareholders.
(2)	Inflation adjustment of capital stock and additional paid-in capital.

The accompanying notes 1 to 54 to the consolidated financial statements are an integral part of these consolidated financial statements.

BANCO MACRO SA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2019, except otherwise indicated)

Items	Notes	12/31/2019	12/31/2018	12/31/2017
CASH FLOWS FROM OPERATING ACTIVITIES
Income for the fiscal year before Income Tax		33,625,684	13,266,075	22,069,122
Effect of inflation on cash and cash equivalents		85,341,803	58,036,461	29,631,481
Adjustments to obtain cash flows from operating activities:
Depreciation and amortization of fixed assets		3,006,376	2,266,602	2,164,964
Credit loss expense on financial assets		4,346,885	4,461,143	4,020,812
Difference in quoted prices of foreign currency		(22,627,072)	(17,209,805)	(985,521)
Other adjustments		(13,847,751)	(15,774,309)	(2,988,456)
Net (increase) / decrease from operating assets:
Debt Securities at fair value though profit and loss		(4,050,748)	(1,633,547)	(3,032,397)
Derivative financial instruments		(589,300)	(7,913)	8,864
Repo transactions		(1,087,916)	3,224,714	(3,170,509)
Loans and other financing
Non-financial public sector		(3,719,385)	1,546,787	215,839
Other financial entities		4,702,039	(1,296,555)	(2,501,880)
Non-financial private sector and foreign residents		49,836,331	21,053,089	(52,285,828)
Other debt securities		(4,531,861)	19,667,330	(19,598,667)
Financial assets delivered as guarantee		(280,241)	6,955,379	(6,887,577)
Equity instruments at fair value through profit or loss		(36,283)	562,735	511,240
Other assets		(1,132,294)	1,858,620	(2,072,096)
Net increase/ (decrease) from operating liabilities:
Deposits
Non-financial public sector		(12,147,057)	494,622	2,441,541
Financial sector		86,071	43,306	26,436
Non-financial private sector and foreign residents		(91,123,151)	38,156,544	7,819,164
Liabilities at fair value through profit or loss			(14,649)	14,649
Derivative financial instruments		766,626	(50,375)	52,481
Repo transactions		749,508	(5,852,281)	2,999,820
Other liabilities		(1,373,572)	739,508	6,031,622
Payments for Income Tax		(9,241,934)	(13,756,685)	(10,562,519)

TOTAL CASH FROM / (USED IN) OPERATING ACTIVITIES (A)		16,672,758	116,736,796	(26,077,415)

BANCO MACRO SA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2019 AND 2018

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2019, except otherwise indicated)

Items	Notes	12/31/2019	12/31/2018	12/31/2017
CASH FLOWS FROM INVESTING ACTIVITIES
Payments:
Acquisition of PPE, intangible assets and other assets		(4,055,268)	(3,516,077)	(4,530,055)

TOTAL CASH USED IN INVESTING ACTIVITIES (B)		(4,055,268)	(3,516,077)	(4,530,055)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments:
Dividends		(8,506,855)	(6,940,053)	(1,824,770)
Acquisition or redemption of equity instruments		(298,747)	(7,658,528)
Non-subordinated corporate bonds	39	(3,009,728)	(4,434,990)	(5,777,187)
Financing from local financial entities	39	(2,356,979)
Subordinated Corporate Bonds	39	(1,619,379)	(1,352,821)	(1,083,365)
Changes in equity instruments of subsidiaries that do not lead to the loss of control			(834,689)
Other payments related to financing activities		(241,193)
Proceeds:
Issued Equity instruments				30,699,291
Non-subordinated corporate bonds	39	14,614	6,647,042	11,807,368
Central Bank of Argentina	39	3,715	11,486	2,272
Financing to local financial entities	39	580	1,805,855	1,526,649

TOTAL CASH (USED IN) / FROM FINANCING ACTIVITIES (C)		(16,013,972)	(12,756,698)	35,350,258

EFFECT OF EXCHANGE RATE FLUCTUATIONS (D)		35,181,261	32,043,031	3,778,328
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS (E)		(85,341,803)	(58,036,461)	(29,631,481)
TOTAL CHANGES IN CASH FLOWS
NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D+E)		(53,557,024)	74,470,591	(21,110,365)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FISCAL YEAR	39	200,947,751	126,477,160	147,587,525
CASH AND CASH EQUIVALENTS AT THE END OF THE FISCAL YEAR	39	147,390,727	200,947,751	126,477,160

The accompanying notes 1 to 54 to the consolidated financial statements are an integral part of these consolidated financial statements.

BANCO MACRO SA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2018

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2019, except otherwise indicated)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the Bank), is a stock corporation (sociedad anónima), organized in the Argentine Republic, with headquarters at Avenida Madero 1182, Ciudad Autónoma de Buenos Aires (CABA). Its by-law expiry date is on March 8, 2066.

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

On May 21, 2019, the Bank acquired 100% of Argenpay SAU for an amount of 100 conformed by 100,000 common, registered shares, with a face value of Ps. 1 each one and entitled to one vote. The main activity of such company is the development of its own network or the incorporation into other networks so that it can operate with individuals or companies, in-person or remotely, by using information and communication technologies, grant, offer or accept electronic payments online or offline, digital and virtual wallets and e-commerce in general. This subsidiary started to develop its principal activities during the fourth quarter of 2019.

These consolidated financial statements for the year ended December 31, 2019, were authorized for issue by the Management on May 15, 2020. Even when the Shareholders’ Meeting has the power to amend these consolidated financial statements after issuance, in Management opinion it will not happen.

2.	OPERATIONS OF THE BANK

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a five-year term since January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On November 25, 1999, December 28, 2006 and October 1, 2018, extensions to such agreement were agreed upon, making it currently effective through December 31, 2029.

As of December 31, 2019 and 2018, the deposits held by the Misiones Provincial Government with the Bank amounted to 6,835,569 and 8,523,711 (including 692,153 and 662,307 related to court deposits), respectively.

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

As of December 31, 2019 and 2018, the deposits held by the Salta Provincial Government with the Bank amounted to 4,358,569 and 4,046,547 (including 907,270 and 991,993 related to court deposits), respectively.

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

As of December 31, 2019 and 2018, the deposits held by the Jujuy Provincial Government with the Bank amounted to 1,180,551 and 2,133,985 (including 642,038 and 672,194 related to court deposits), respectively.

2.4.	Agreement with the Tucumán Provincial Government – Merger with Banco del Tucumán SA

The Bank acts as an exclusive financial agent and as revenue collection and obligation payment agent of the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena. The services agreements with the Provincial and Municipalities Governments are effective through years 2031, 2023 and 2020, respectively.

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

On August 10, 2018, the province of Tucumán transferred to Banco Macro SA, 43,960 Class B common registered non-endorsable shares, with a face value of Ps. 100 each one and entitled to one vote, which is equivalent to 10% of its common stock and votes. For this transaction, the Bank paid 807,271. In addition, the Bank acquired from an individual shareholder 59 shares for an amount of 538.

On April 30, and July 19, 2019, the Shareholders’ Meeting of Banco Macro SA and the Shareholders’ Meeting of former Banco del Tucumán SA, respectively, decided, among other issues, to approve a preliminary merger agreement, the special consolidated financial statement of merger as of December 31, 2018 and the exchange relationship of shares.

On August 15, 2019, the Board of the Central Bank of Argentina (BCRA, for its acronym in Spanish) through Resolution No. 179, authorized the merger of Banco del Tucuman SA by Banco Macro SA. On September 25, 2019, Argentine Securities and Exchange Commission (CNV, for its acronym in Spanish), authorized the merger which was registered at the Public Registry of Commerce on September 30, 2019.

Through Communiqué “C” 84993, the BCRA informed that according to the authorization gave in due time, on October 15, 2019 Banco Macro SA performed the merger with former Banco del Tucumán SA. Additionally, since that date, the authorization of former Banco del Tucumán SA to operate as a commercial bank was revoked and its buildings were incorporated to Banco Macro SA as branches.

The exchange ratio has been agreed at 0.65258 ordinary shares of Banco Macro SA for each face value $ 1 of common share of former Banco del Tucumán SA. Therefore, the minority shareholders of former Banco del Tucumán SA were entitled to receive at 0.65258 common shares of Banco Macro SA, for each face value $ 1 of ordinary shares they hold in former Banco del Tucumán SA. Consequently, Banco Macro SA issued 15,662 Class B common, registered shares, with a face value of Ps. 1 each one and entitled to one vote (see additionally note 40).

As of December 31, 2019 and 2018, the deposits held by the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena with the Bank amounted to 3,600,799 and 9,302,580 (including 2,455,045 and 2,907,999 related to court deposits), respectively.

Additionally, as of December 31, 2019 and 2018, the bank granted loans to the Tucumán Provincial Government for an amount of 5,587,274 and 3, respectively.

BANCO MACRO SA AND ITS SUBSIDIARIES

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Presentation basis

Applicable Accounting Standards

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

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

Figures expressed in thousands of pesos

The consolidated financial statements disclose figures expressed in thousands of Argentine pesos in terms of purchasing power as of December 31, 2019, except otherwise indicated, and are rounded up to the nearest amount in thousands of pesos, unless otherwise expressly stated.

Statement of financial position - Disclosure

The Bank presents its consolidated statements of financial position in order of liquidity. The analysis referred to the recovery of assets and settlement of liabilities during the 12 months following the reporting date and more than 12 months after the reporting date is disclosed in note 25.

Financial assets and financial liabilities are generally reported gross in the consolidated statement of financial position. They are only offset and reported net when there is a legal and enforceable right to offset such financial assets and liabilities and the Management also intends to settle them on a net basis or to realize assets and settle liabilities simultaneously.

These consolidated financial statements were prepared on the basis of historical cost except for certain financial instruments which were valued at fair value through Other Comprehensive Income (OCI) or at Fair Value Through Profit or Loss. For further information see note 12. In addition, derivative instruments (term and forwards transactions) both assets and liabilities were valued at Fair Value through Profit or Loss.

Comparative information

The statement of financial position as of December 31, 2019 is presented comparatively with the immediately preceding fiscal year and the statements of income and other comprehensive income, changes in shareholders’ equity and cash flows for the fiscal year ended December 31, 2019, are presented comparatively with those as of December 31, 2018 and 2017.

Additionally, certain items from the consolidated statement of financial position, the consolidated statement of income, and other comprehensive income as of December 31, 2018 and 2017 were modified, with no effects on the shareholders’ equity, only for comparative presentation purpose as of December 31, 2019, including the effects of the merger with former Banco del Tucumán SA, as described in note 2.4, the residual non-controlling interest was derecognized.

BANCO MACRO SA AND ITS SUBSIDIARIES

Measuring unit

These consolidated financial statements as of December 31, 2019 and the corresponding figures for previous fiscal years have been restated for the changes in the general purchasing power of the functional currency (Argentine pesos) of the Bank as established by IAS 29. As a result, these consolidated financial statements are stated in terms of the measuring unit current at the end of the reporting period, except otherwise indicated.

According with IAS 29, the restatement of financial statements is needed when the functional currency is the currency of a hyperinflationary economy. To achieve consistency in identifying an economic environment of that nature, IAS 29 establishes (i) certain qualitative indicators, not limited to, consist of analyzing the general population behavior, prices, interest rates and wages with changes to a price index and the loss of purchasing power, and (ii) as quantitative characteristic, which is the mostly condition used in practice, to test if a three-year cumulative inflation rate is around 100% or more. Due to miscellaneous macroeconomic factors the three-year inflation rate exceeds that figures, and, also the Argentine government goals and other available estimates indicate that this trend will not be reversed in the short term.

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

Considering the abovementioned indexes, the inflation rate was 53.83% and 47.64 % for the fiscal years ended on December 31, 2019 and 2018, respectively.

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

(iii)

Non-monetary items stated at current cost at the end of the reporting period, are not restated for presentation purposes in the statement of financial position, but the adjustment process must be completed to determine, in terms of constant measurement unit, the income or loss produced by holding these non-monetary items.

(iv)

Non-monetary items carried at historical cost or at current cost at some earlier date before the reporting date, shall be restated by an index that reflects the general level of price variation from the acquisition or revaluation date to the closing date, proceeding then to compare the restated amounts of those assets with their recoverable amounts. Income or loss for the period related to depreciation of property, plant and equipment and amortization of Intangible Assets and Other non-monetary cost shall be determined over the new restated amounts.

(v)	When an entity capitalizes borrowing cost in the non-monetary assets, the part of the borrowing cost that compensates for the inflation during the same period will not be capitalized.

(vi)

The restatement of non-monetary assets in terms of a current measurement unit at the end of the reporting period, without an equivalent adjustment for tax purposes generates a taxable temporary difference and a deferred income tax liability is recognized and the contra account is recognized as profit or loss for the period. When, beyond the restatement, there is a revaluation of non-monetary assets, the deferred tax related to the restatement is recognized in profit or loss for the period and deferred tax related with the revaluation is recognized in other comprehensive income for the period.

BANCO MACRO SA AND ITS SUBSIDIARIES

Restatement of the statements of comprehensive income:

(i)

Income and expenses are restated from the date the items were recorded, except for those income or loss items that reflect or include, in their determination, the consumption of assets measured at the currency purchasing power from a date prior to that which the consumption was recorded, which is restated using as a basis the acquisition date of the assets related to the item, except for income or losses arising from comparing the two measurements at currency purchasing power of different dates, for which it requires to identify the compared amounts, to restate them separately and to repeat the comparison, with the restated amounts.

(ii)	The gain or loss for holding monetary assets and liabilities, is separately disclosed in the consolidated statement of income.

Restatement of the statements of changes in shareholders’ equity:

All equity´s components were restated by applying a general price index, as mentioned before, from the beginning of the fiscal year or the date of contribution, if later. The inflation adjustment related to “Capital stock” and “Additional paid-in capital” is accumulated in “Adjustment to Shareholders’ Equity” (see section of “Comparative information” of this note).

Other comprehensive income generated after the transition date are presented in terms of the measuring unit current at the end of the reporting period.

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

As a consequence, the application of IAS 29 results in an adjustment for the loss of purchasing power of the argentine peso recorded in the consolidated statement of income as a loss on the net monetary position. In a period of inflation, as the Bank holds an excess of monetary assets over monetary liabilities, it loses purchasing power, which results in a loss on the net monetary position. This loss is derived as the difference resulting from the restatement of non-monetary assets and liabilities, equity and items in the consolidated statement of comprehensive income. Corresponding figures as of December 31, 2018 and 2017, have also been restated so that they are presented in terms of the purchasing power of the argentine peso as of December 31, 2019.

Basis for Consolidation

These consolidated financial statements include the financial statements of the Bank and its subsidiaries as of December 31, 2019.

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

BANCO MACRO SA AND ITS SUBSIDIARIES

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

The Bank considers the Argentine peso as its functional and presentation currency. To such effect, before consolidation, the financial statements of its subsidiary Macro Bank Limited, originally expressed in US dollars, were translated to pesos (presentation currency) using the following method and applying the inflation adjustment above explained in section “Measuring unit” of this note:

•

Assets and liabilities were converted at the reference exchange rate of the BCRA, in force for that foreign currency at the closing of business on the last business day of the fiscal years ended December 31, 2019 and 2018.

•

Figures related to the owners’ contributions (capital stock, stock issuance premium and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

•	Income for the fiscal years ended December 31, 2019 and 2018 were translated to pesos on a monthly basis, using the monthly average of the reference exchange rate of the BCRA.

•

Foreign currency translation differences arising as a result of the preceding paragraphs are recognized as a separate component within the Shareholders’ Equity account reporting them in the statement of other comprehensive income, which is called “Foreign currency translation differences in financial statements conversion”.

On the other hand, non-controlling interests represent the portion of income and equity not directly or indirectly attributable to the Bank. In these consolidated financial statements they are disclosed as a separate line in the statement of financial position, the statement of income, the statement of other comprehensive income and the statement of changes in shareholders’ equity.

The Bank has consolidated into its financial statements the financial statements of the following companies:

Subsidiaries	Principal Place of Business	Country	Main Activity

Macro Securities SA (a) and (b)	Av. Eduardo Madero 1182 – Autonomous City of Buenos Aires	Argentina	Stock exchange services

Macro Fiducia SA	Av. Leandro N. Alem 1110 – 1st floor. Autonomous City of Buenos Aires	Argentina	Services

Macro Fondos SGFCISA	Av. Eduardo Madero 1182 – 24th floor, Office B– Autonomous City of Buenos Aires	Argentina	Management and administration of mutual funds

Macro Bank Limited (c)	Caves Village, Building 8 Office 1 – West Bay St., Nassau	Bahamas	Banking entity

Argenpay SAU (d)	Av. Eduardo Madero 1182 – Autonomous City of Buenos Aires	Argentina	Electronic payments services

(a)	Consolidated with Macro Fondos SGFCI SA (80.90% equity interest and voting rights).

(b)	The indirect interest of Banco Macro SA comes from Macro Fiducia SA.

BANCO MACRO SA AND ITS SUBSIDIARIES

(c)	Consolidated with Sud Asesores (ROU) SA (100% voting rights – Equity interest 11,570).

(d)	Consolidated with the Bank since May 2019, as the equity interest was acquired in such month.

The tables below show the Bank’s equity interest and voting rights in the companies it consolidates:

•	As of December 31, 2019:

Subsidiaries	Shares		Bank’s interest		Non-controlling interest
	Type	Number	Total capital stock	Voting rights	Total capital stock	Voting rights
Macro Securities SA	Common	12,776,680	99.925%	99.932%	0.075%	0.068%
Macro Fiducia SA	Common	46,935,318	99.046%	99.046%	0.954%	0.954%
Macro Fondos SGFCISA	Common	327,183	99.939%	100.00%	0.061%
Macro Bank Limited	Common	39,816,899	99.999%	100.00%	0.001%
Argenpay SAU	Common	7,700,000	100.00%	100.00%

•	As of December 31, 2018:

Subsidiaries	Shares		Bank’s interest		Non-controlling interest
	Type	Number	Total capital stock	Voting rights	Total capital stock	Voting rights
Macro Securities SA	Common	12,776,680	99.921%	99.932%	0.079%	0.068%
Macro Fiducia SA	Common	6,475,143	98.605%	98.605%	1.395%	1.395%
Macro Fondos SGFCISA	Common	327,183	99.936%	100.00%	0.064%
Macro Bank Limited	Common	39,816,899	99.999%	100.00%	0.001%

Total assets, liabilities and Shareholders’ equity of the Bank and its subsidiaries as of December 31, 2019 and 2018 are as follows:

As of 12/31/2019	Banco Macro SA	Subsidiaries	Eliminations	Consolidated
Assets	442,153,986	7,534,654	(4,448,770)	445,239,870
Liabilities	336,099,008	4,195,057	(1,110,581)	339,183,484
Equity attributable to the owners of the Bank				106,054,978
Equity attributable to non-controlling interests				1,408

As of 12/31/2018	Banco Macro SA	Subsidiaries	Eliminations	Consolidated
Assets	538,363,403	6,355,939	(4,417,634)	540,301,708
Liabilities	444,671,948	2,699,534	(762,715)	446,608,767
Equity attributable to the owners of the Bank				93,691,455
Equity attributable to non-controlling interests				1,486

The Bank’s Management considers there are no other companies or structured entities to be included in the consolidated Financial Statements as of December 31, 2019 and 2018.

Summary of significant accounting policies

Below there is a description of the principal valuation and disclosure criteria used for the preparation of these consolidated financial statements as December 31, 2019 and 2018:

3.1	Assets and liabilities denominated in foreign currency:

The Bank considers the Argentine Peso as its functional and presentation currency. The assets and liabilities denominated in foreign currency, mainly in US dollars, were valued at BCRA benchmark US dollar exchange rate effective as of the closing date of transactions on the last business day of each fiscal year.

BANCO MACRO SA AND ITS SUBSIDIARIES

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

At initial recognition, the fair value of a financial instrument is generally the transaction price. Nevertheless, if part of the consideration received or paid is for something different from the financial instrument, the Bank estimates the fair value of the financial instrument. If the fair value is based on a valuation technique that uses only data from observable markets, the Bank shall recognize the difference between fair value at the initial recognition and the transaction price as gain or loss. When the fair value is based on a valuation technique that uses data from non-observable markets, the Bank shall recognize that deferred difference in profit or loss only to the extent that it arises from a change in a factor (including time) that market participants would take into account when pricing the asset or liability, or when the instrument is derecognized.

Finally, in the normal course of business, the Bank arranges repo transactions. According to IFRS 9, assets involved in repurchase and reverse repurchase transactions and received from or delivered to third parties, respectively, do not qualify to be recognized or derecognized, respectively (see note 7).

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

Therefore, the Bank measures its financial assets at fair value, except for those that meet the following two conditions and are measured at amortized cost:

•	The financial assets are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows.

•	The contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Bank’s business model is determined at a level that reflects how groups of financial assets are managed together to achieve a particular business objective.

The business model is not assessed on an instrument-by-instrument approach, but it should rather be determined on a higher level of aggregation and is based on observable factors such as:

•	How the performance of the business model and the financial assets held within that business model are evaluated and reported to the Bank’s key management personnel.

•	The risks that affect the performance of the business model (and the financial assets held within that business model) and, in particular, the way in which those risks are managed.

BANCO MACRO SA AND ITS SUBSIDIARIES

•	The expected frequency, value, timing and reasons of sales are also important aspects.

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

Test of solely payments of principal and interest (the SPPI test)

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

Financial assets and liabilities at fair value through profit or loss are recognized at fair value in the statement of financial position. Changes in fair value are recognized under the item “Net gain from measurement of financial instruments at fair value” in the statement of income, as well as interest income or expenses and dividends pursuant to the contractual terms and conditions, or when the right to receive payment of the dividend is established.

The fair value estimation is explained on a detail basis in section “Accounting judgments, estimates and assumptions” of this note and note 12 to these consolidated financial statements describes the valuation process of financial instruments at fair value.

•	Financial assets at fair value through other comprehensive income (OCI)

A financial asset shall be measured at fair value through other comprehensive income if (i) the financial instrument is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and (ii) the contractual terms of the financial asset meet the SPPI test.

BANCO MACRO SA AND ITS SUBSIDIARIES

Debt instruments at fair value through other comprehensive income are recognized in the statement of financial position at fair value. Profits and losses derived from changes in fair value are recognized in other comprehensive income as “Profits or losses from financial instruments measured at fair value through other comprehensive income”. Interest income (calculating by the “effective interest method”, which is explained in the following section), profit and loss from translation differences and impairment are recognized in the statement of income in the same manner as for financial assets measured at amortized cost and are disclosed as “Interest income”, “Differences in quoted prices of gold and foreign currency” and “Credit loss expense on financial assets”, respectively.

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

The effective interest method uses the rate that allows the discount of estimated future cash payments or receipts through the expected life of the financial instrument or lesser term, if applicable, to the net carrying amount of such financial instrument. When applying this method, the Bank identifies points paid or received, fees, premiums, discounts and transaction costs, incremental and direct costs as an integral part of the effective interest rate (hereinafter, EIR). For such purposes, interest is the consideration for the time value of money and for the credit risk associated with the amount of principal outstanding during a specific period of time.

When a financial asset becomes credit-impaired (as set out in Note 3.2.4) and is therefore regarded a ‘Stage 3’, the Bank calculates interest income by applying the effective interest method to the net amortized cost of the financial asset. If the financial asset cures (as outlined in Note 3.2.4) and is no longer credit-impaired, the Bank reverts to calculating interest income on a gross basis.

3.2.1 Cash and deposits in banks

They were valued at their nominal value plus the relevant earned interest, if applicable. Accrued interests were allocated in the statement of income as “Interest income”.

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

BANCO MACRO SA AND ITS SUBSIDIARIES

After initial recognition, loans and other financing were measured at amortized cost using the effective interest method, less the credit loss expense on financial assets. The amortized cost was calculated taking into account any discount or premium incurred in the origination or acquisition, and origination fees or commissions, which are part of the EIR. Income from interest was allocated in the statement of income as “Interest income”.

3.2.4 Impairment of financial assets

3.2.4.1. Overview of the Expected Credit Loss (ECL) principles

The Bank records an allowance for expected credit losses for all loans and other debt financial assets not held at fair value through profit or loss, together with loan commitments and financial guarantee contracts, in this section all referred to as ‘financial instruments’. Equity instruments are not subject to impairment under IFRS 9.

The ECL allowance is based on the credit losses expected to arise over the life of the asset (the lifetime expected credit loss), unless there has been no significant increase in credit risk since origination, in which case, the allowance is based on the 12 months expected credit loss (hereinafter, 12mECL) as described in note 3.2.4.2. The Bank’s policies for determining if there has been a significant increase in credit risk are set out in note 51.1.1.6.

The 12mECL is the portion of the lifetime expected credit loss (hereinafter, LTECL) that represents the ECL that result from default events on a financial instrument that are possible within the 12 months after the reporting date.

Both the LTECL and 12mECL are calculated on either an individual basis or a collective basis, depending on the nature of the underlying portfolio of financial instruments. The Bank’s policy for grouping financial assets measured on a collective basis is explained in note 51.1.1.1.

The Bank has established a policy to perform an assessment, at the end of each reporting period, of whether a financial instrument’s credit risk has increased significantly since initial recognition, by considering the change in the risk of default occurring over the remaining life of the financial instrument. This is further explained in note 51.1.1.6.

Based on the above process, the Bank groups its loans into Stage 1, Stage 2, Stage 3 and Purchased or originated credit impaired (hereinafter, POCI), as described below:

•

Stage 1: when financial instruments subject to impairment according to section 5.5 of IFRS 9 are first recognized, the Bank recognizes an allowance based on 12mECL. Stage 1 financial instruments also include facilities where the credit risk has improved and the financial instrument has been reclassified from Stage 2.

•

Stage 2: when a financial instrument has shown a significant increase in credit risk since origination, the Bank records an allowance for the LTECL. Stage 2 financial instruments also include facilities, where the credit risk has improved and the loan has been reclassified from Stage 3.

•	Stage 3: financial instruments considered credit-impaired. The Bank records an allowance for the LTECL.

•

POCI: financial instruments that are credit impaired on initial recognition. POCI assets are recorded at fair value at original recognition and interest income is subsequently recognized based on a credit-adjusted EIR. The ECL allowance is only recognized or released to the extent that there is a subsequent change in the expected credit losses. It is worthwhile to mention that the Bank has not purchased nor originated POCI financial instruments.

For financial instruments for which the Bank has no reasonable expectations of recovering either the entire outstanding amount, or a proportion thereof, the gross carrying amount of the financial instrument is reduced.

BANCO MACRO SA AND ITS SUBSIDIARIES

The Bank estimates an allowance for expected credit losses on the following financial instruments:

•	Loans and other financing.

•	Other financial assets at amortized cost.

•	Other debt Securities at amortized cost.

•	Other debt Securities measured at fair value through Other Comprehensive Income (OCI).

•	Loan commitments and letters of credit.

•	Guarantees and other commitments.

3.2.4.2. The calculation of Expected Credit Loss

The Bank calculates ECL based on a three probability-weighted scenarios to measure the expected cash shortfalls, discounted at an approximation to the EIR. A cash shortfall is the difference between the cash flows that are due to an entity in accordance with the contract and the cash flows that the entity expects to receive.

The mechanics of the ECL calculations are outlined below and the key elements are, as follows:

•

PD (Probability of Default): is an estimate of the likelihood of default over a given time horizon. A default may only happen at a certain time over the assessed period, if the facility has not been previously derecognized and is still in the portfolio. The concept of PD is further explained in note 51.1.1.3.

•

EAD (Exposure at Default): is an estimate of the exposure at a future default date, taking into account expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, expected drawdowns on committed facilities, unused agreed commitments and accrued interest from missed payments. The EAD is further explained in note 51.1.1.4.

•

LGD (Loss Given Default): is an estimate of the loss arising in the case where a default occurs at a given time. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from the realization of any collateral. It is usually expressed as a percentage of the EAD. The LGD is further explained in note 51.1.1.5.

When estimating the ECL, the Bank considers three scenarios (base case, upside and downside). Each of these is associated with different PDs and LGDs. When relevant, the assessment of multiple scenarios also incorporates how defaulted loans are expected to be recovered, including the probability that the loans will cure and the value of collateral or the amount that might be received for selling the asset.

With the exception of credit cards and other revolving facilities, for which the treatment is separately set out in note 3.2.4.4, the maximum period for which the credit losses are determined is the contractual life of a financial instrument unless the Bank has the legal right to call it earlier.

Impairment losses and releases are accounted for and disclosed separately from modification losses or gains that are accounted for as an adjustment of the financial asset’s gross carrying value.

The calculation of ECL, including the estimation of the expected period of exposure and discount rate is made on an individual basis for commercial products and on a collective basis for consumer products. The collective assessments are made separately for portfolios of facilities with similar credit risk characteristics.

BANCO MACRO SA AND ITS SUBSIDIARIES

The mechanics of the ECL method are summarized below:

•

Stage 1: the 12mECL is calculated as the portion of LTECL that represents the ECL that result from default events on a financial instrument that are possible within the 12 months after the reporting date. The Bank calculates the 12mECL allowance based on the expectation of a default occurring in the 12 months following the reporting date. These expected 12-month default probabilities are applied to a forecast EAD and multiplied by the expected LGD and discounted by an approximation to the original EIR. This calculation is made for each of the three scenarios (base case, upside and downside), as explained above.

•

Stage 2: when a financial instrument has shown a significant increase in credit risk since origination, the Bank records a credit loss expense on financial instruments for the LTECL. The mechanics are similar to those explained above, including the use of different scenarios, but PDs are estimated over the lifetime of the instrument. The expected cash shortfalls are discounted by an approximation to the original EIR.

•

Stage 3: for financial instruments considered credit-impaired, the Bank recognizes the LTECL for these financial instruments. The method is similar to that for Stage 2 financial instruments, with the PD set at 100%.

•

Loan commitments and letters of credit: when estimating LTECL for undrawn loan commitments, the Bank estimates the expected portion of the loan commitment that will be drawn down over 12 months or its expected life. The ECL is then based on the present value of the expected shortfalls in cash flows if the loan is drawn down, based on a probability-weighting of the three scenarios. The expected cash shortfalls are discounted at an estimation to the expected EIR on the loan.

For credit cards and revolving facilities that include both a loan and an undrawn commitment, ECL is calculated and presented together with the loan. For loan commitments and letters of credit, the ECL is recognized within Provisions.

•

Guarantees and other commitments: the Bank’s liability under each guarantee is measured at the higher of the amount initially recognized less cumulative amortization recognized in the income statement, and the ECL provision. For this purpose, the Bank estimates ECL based on the present value of the expected payments to reimburse the holder for a credit loss that it incurs. The shortfalls are discounted by the risk-adjusted interest rate relevant to the exposure. The calculation is made using a probability-weighting of the three forward-looking scenarios. The ECL related to financial guarantee contracts are recognized within Provisions.

3.2.4.3. Debt instruments measured at fair value through OCI

The ECL for debt instruments measured at fair value through Other Comprehensive Income (OCI) do not reduce the carrying amount of these financial instruments in the statement of financial position, which remains at fair value. Instead, an amount equal to the allowance that would arise if the assets were measured at amortized cost is recognized in OCI as an accumulated impairment amount, with a corresponding charge to profit or loss. The accumulated loss recognized in OCI is recycled to the profit and loss upon derecognition of the assets.

3.2.4.4. Credit cards and other revolving facilities

The Bank’s product offering includes a variety of corporate and retail overdraft and credit cards facilities, in which the Bank has the right to cancel and/or reduce the facilities with short notice. The Bank does not limit its exposure to credit losses to the contractual notice period, but, instead calculates ECL over a period that reflects the Bank’s expectations of the customer behavior, its unused agreed commitments, its likelihood of default and the Bank’s future risk mitigation procedures, which could include reducing or cancelling the facilities. Based on the Bank’s methodology, the period over which the Bank calculates ECL for these products is three years.

BANCO MACRO SA AND ITS SUBSIDIARIES

The interest rate used to discount the ECL for credit cards is based on the average EIR that is expected to be charged over the expected period of exposure to the facilities. This estimation takes into account that some facilities are repaid in full each month and are consequently charged no interest.

3.2.4.5. Forward looking information

In its ECL models, the Bank relies on a broad range of forward-looking information as economic inputs, such as:

•	GDP growth

•	Central Bank of Argentina base rates

•	CPI

The inputs and models used for calculating ECL may not always capture all characteristics of the market at the date of the financial statements. To reflect this, qualitative adjustments or overlays are occasionally made as temporary adjustments. Detailed information about these inputs and sensitivity analysis are provided in note 51.1.2.

3.2.4.6. Collateral valuation

To mitigate its credit risks on financial instruments, the Bank seeks to use collateral, where possible. The collateral comes in various forms, such as cash, securities, letters of credit/guarantees, real estate, receivables, other non-financial assets and credit enhancements such as netting agreements. Collateral, unless repossessed, is not recorded on the Bank’s statement of financial position. However, the fair value of collateral affects the calculation of ECL. It is generally assessed, at a minimum, at inception and re-assessed on a periodically basis.

To the extent possible, the Bank uses active market data for valuing financial assets held as collateral. Other financial assets which do not have readily determinable market values are valued using internal procedures. Non-financial collateral, such as real estate, is valued based on data provided by third parties such as mortgage brokers.

3.2.4.7. Collateral repossessed

The Bank’s policy is to determine whether a repossessed asset can be best used for its internal operations or should be sold. Assets determined to be useful for the internal operations are transferred to their relevant asset category at the lower of their repossessed value or the carrying value of the original secured asset.

Assets for which selling is determined to be a better option are transferred to assets held for sale at their fair value (if financial assets) and fair value less cost to sell for non-financial assets at the repossession date in, line with the Bank’s policy.

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

3.2.4.8. Write-offs

The Bank´s financial instruments are derecognized after the first month in which the Bank has no reasonable expectation of recovering a financial instrument in its entirety or a portion thereof. Any subsequent recoveries impact on the income statement of the current fiscal year under “Other operating income”.

BANCO MACRO SA AND ITS SUBSIDIARIES

3.2.4.9. Forborne and modified loans

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

When the loan has been renegotiated or modified but not derecognized, the Bank also reassesses whether there has been a significant increase in credit risk. The Bank also considers whether the assets should be classified as Stage 3. Once an asset has been classified as forborne, it will remain in Stage 2 until it is fully collected or considered impaired (Stage 3). Those evaluated on an individual basis, could also be classified in stage 1 if they comply with the qualitative and quantitative conditions mentioned in note 51.1.1.7.

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

Within other financial liabilities the Bank included guarantees granted and eventual liabilities, which must be disclosed in the notes to the financial statements, when the documents supporting such credit facilities are issued and are initially recognized at fair value of the commission received, in the statement of financial position. After initial recognition, the liability for each guarantee was recognized at the higher of the amortized commission and the best estimate of the disbursement required to settle any financial obligation arising as a result of the financial guarantee.

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

3.2.6 Derivative financial instruments

Receivables and payables from forward transactions without delivery of underlying assets

It includes forward purchase, sale transactions of foreign currency without delivery of traded underlying asset and put options. Such transactions were measured at the fair value of the contracts and were performed by the Bank with intermediation purposes on its own account. The originated income was allocated in the statement of income as “Net gain from measurement of financial instruments at fair value”.

BANCO MACRO SA AND ITS SUBSIDIARIES

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

The Bank derecognizes a loan when the terms and conditions have been renegotiated and if, substantially, it becomes in a new loan, recognizing the difference for derecognition in profit or loss. If the modification does not generate substantially different cash flows, the modification does not result in derecognition of the loan. The Bank recalculates the gross carrying amount of the assets as present value of modified contractual cash flows, using for the discount the original EIR and recognizes profit or loss from modification.

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

Reclassification of financial assets and liabilities – Changes in business model

Taking into account the volatile context in the local markets as described in note 52, during November 2019, the Bank’s management decided to update the objective related to the collection of contractual cash flows from the investment in Federal Government Treasury Bills in pesos adjusted by CER 2021, resulting in a reclassification from business model at amortized cost to business model at fair value to profit or loss, for such investment.

On December 1, 2019, the amortized cost of such investment amounted to 2,520,407 while its fair value as of that date amounted to 2,075,748, generating a reclassification loss for an amount of 444,658. As of December 31, 2019 this investment generated a gain since the reclassification date for an amount of 1,902,401.

During this fiscal year, there were not other material reclassifications. Additionally, financial liabilities are never reclassified.

3.3 Leases

From fiscal years beginning on January 1, 2019 included, IFRS 16 “Leases” supersedes IAS 17 “Leases”, IFRIC 4 “Determining whether an Arrangement contains a Lease”, SIC 15 “Operating Leases-Incentives” and SIC 27 “Evaluating the Substance of Transactions Involving the Legal Form of a lease”. For further information, see also section “New standards adopted – IFRS 16 -Leases” of this note.

The accounting policies applicable before IFRS 16 and as of January 1, 2019 are described as follows:

BANCO MACRO SA AND ITS SUBSIDIARIES

3.3.1 Policy applicable before January 1, 2019

The determination of whether an arrangement is a lease or contains a lease, is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset.

3.3.1.1 The Bank as a lessee

Leases that do not transfer to the Bank substantially all the risks and benefits incidental to the ownership of the leased items are operating leases. Operating lease payments are recognized as an expense in the consolidated statement of income on a straight-line basis over the lease terms.

3.3.1.2 The bank as a lessor

The Bank grants loans through financial leases, recognizing the current value of lease payments as a financial asset, which is registered in the statement of financial position in the item “loans and other financing”. The difference between the total lease receivables and the current value of financing is recognized as interest to accrue. This income is recognized during the term of the lease using the EIR method, which reflects a constant rate of return and is recognized in the statement of income as “Interest income”. Losses originated for impairment are included in the statement of income as “Credit loss expense on financial assets”.

3.3.2 Policy applicable as of January 1, 2019

The Bank assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

3.3.2.1 The Bank as a lessee

The Bank applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets, which payments are recognized as rent expense on a straight-line basis. The Bank recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

•	Right-of-use assets

The Bank recognizes right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. The right of use assets are depreciated on a straight-line basis over the lease term. Right-of-use assets are subject to impairment, as described in section 3.9 of this note.

•	Lease liabilities

At the commencement date of the lease, the Bank recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Bank and payments of penalties for terminating a lease, if the lease term reflects the Bank exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

BANCO MACRO SA AND ITS SUBSIDIARIES

In calculating the present value of lease payments, the Bank uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

3.3.2.2 The Bank as a lessor

As describes in section “New standards adopted – IFRS 16 – Leases”, of this note, when the Bank acts as a lessor, no significant changes were generated with respect to the preceding IAS. See item 3.3.1.2.

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

3.5 Property, plant and equipment

The Bank chose the cost model for all kinds of assets accounted for in this accounting item. These assets were carried at their cost less any accumulated depreciation and any accumulated impairment losses, if applicable. The historical cost of acquisition includes all expenses directly attributable to the acquisition of the assets. Maintenance and repair costs were accounted for in the statement of income as incurred. Any replacement and significant improvement of an item of property, plant and equipment is recognized as an asset only when it is likely to produce any future economic benefits exceeding the return originally assessed for such asset.

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

BANCO MACRO SA AND ITS SUBSIDIARIES

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

3.7 Investment Property

The Bank included certain real properties that holds for undetermined future use, which were recognized pursuant to IAS 40 “Investment Property”.

For this kind of property, the Bank chose the cost model and as non-monetary assets they were restated for inflation as described in note 3.5 Property, plant and equipment.

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

BANCO MACRO SA AND ITS SUBSIDIARIES

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

The Bank recognized its streams of income and expenses as is explained below, in accordance with IFRS 9 and 15. The majority of Bank’s income and expenses are related to financial instruments, in general recorded using the effective interest method. The remaining income and expenses are recorded depending on the period in which the performance obligation is satisfied. In notes 29 to 32 are disclosed the streams and amounts for the years ended in December 31, 2019, 2018 and 2017.

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

BANCO MACRO SA AND ITS SUBSIDIARIES

3.11.2	Loan commissions

Commission charges and direct incremental costs related with the granting of financing facilities were deferred and recognized adjusting the EIR thereof.

3.11.3	Service commissions

The Bank earns service commissions from a diverse range of financial services it provides to its customers. Service commissions are recognized at an amount that reflects the consideration to which the Bank expects to be entitled in exchange for providing the services.

The performance obligation, as well as the timing of their satisfaction, are identified, and determined, at the inception date of the contract.

The Bank has generally concluded that it is the principal in its revenue arrangement because it typically controls the services before transferring them to customers.

3.11.3.1 Service	commissions where performance obligations are satisfied at a point in time

Services provided where the Bank’s performance obligations are satisfied at a point in time are recognized once control of the services is transferred to the customer. This is typically on completion of the underlying transaction or service or, for fees or components of fees that are linked to a certain performance, after fulfilling the corresponding performance criteria.

The Bank typically has a single performance obligation with respect to these services, which is to successfully complete the transaction specified in the contract.

3.11.3.2 Service	commissions where performance obligations are satisfied over certain period of time

Performance obligations satisfied over time are where the customer simultaneously receives and consumes the benefits provided by the Bank’s performance as the Bank performs.

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

3.13 Income	Tax (see note 28)

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

BANCO MACRO SA AND ITS SUBSIDIARIES

•

Current income tax: the consolidated current income tax expense is the sum of the income tax expenses of the different entities that compose the Group (see note 1), which were assessed, in each case, by applying the tax rate to the taxable income, in accordance with the Income Tax Law, or equivalent rule or provision, of the countries in which any subsidiary operates.

•

Deferred income tax: it is assessed based on the separate financial statements of the Bank and of each of its subsidiaries and reflects the effects of temporary differences between the carrying amount of an asset or liability in the statement of financial position and its tax base. Assets and liabilities are measured using the tax rate that is expected to be applied to the taxable income in the years in which these differences are expected to be settled or recovered. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that will follow from the manner in which the Bank and its subsidiaries expect, at the end of the reporting period, to recover or settle the carrying amount of their assets and liabilities. Deferred tax assets and liabilities are measured by their nominal figures, without discount, the tax rates that are expected to be applied in the fiscal year in which the asset shall be realized or the liability shall be settled. Deferred tax assets are recognized when it is probable that taxable profit will be available against which the deductible temporary difference can be utilized.

On December 29, 2017 the Argentine Executive Power passed and put into effect the Tax Reform Act which, among other things, established a reduction of the corporate rate of income tax applicable to corporate retained earnings and also impacts on the measurement of deferred tax assets and liabilities. This reduction in the corporate rate of income had to be implemented gradually over the next four years dropping from the 35% rate applicable for and including the fiscal year 2017, to a 25% rate in 2020. On December 23, 2019 was passed Law 27,541 (see notes 28.b and 52) which suspends, until fiscal years beginning on January 1, 2021 included, the reduction to 25% of the income tax rate and the withholding of 13% over income and dividends distribution. As a consequence, for fiscal years beginning up to December 31, 2021, the income tax rate of 30% and the withholding of 7% over income and dividends distributions are kept.

3.14 Earning/Loss	per share

Basic earning/loss per share shall be calculated by dividing Net profit/loss attributable to parent´s shareholders of the Bank by the weighted average number of ordinary shares outstanding during the fiscal year. See also note 41.

3.15	Fiduciary activities and investment management

The Bank renders custody, administration, investment management and advisory services to third parties that originate the holding or placement of assets in the name of such third parties. These assets and the income on them are not included in these consolidated financial statements, since they are not owned by the Bank. The commissions derived from these activities are accounted for as “Commissions income” in the statement of income. See also notes 44, 45 and 48.

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

In certain cases, the financial statements prepared in accordance IFRS, require that the assets and liabilities to be recognized and/or presented at their fair value. The fair value is the amount at which an asset can be exchanged, or at which a liability can be settled, in mutual independent terms and conditions between participants of the principal market (or most advantageous market) duly informed and willing to transact in an orderly and current transaction. When prices in active markets are available, we have used them as basis for valuation. When prices in active markets are not available, the Bank estimated those values as values based on the best available information, including the use of models and other assessment techniques (for additional information regarding fair value estimates see note 12).

In estimating accrued taxes, the Bank assesses the relative merits and risks of the appropriate tax treatment considering statutory, judicial and regulatory guidance in the context of the tax position. Because of the complexity of tax laws and regulations, interpretation can be difficult and subject to legal judgment. It is possible that others, given the same information, may reach different reasonable conclusions regarding the estimated amounts of accrued taxes (for additional information regarding income tax see note 28).

BANCO MACRO SA AND ITS SUBSIDIARIES

In the normal course of business, the Bank is a party to lawsuits of various types. In note 49, are disclosed contingent liabilities with respect to existing or potential claims, lawsuits and other legal proceedings and record an accrual for litigation when it is probable that future costs will be incurred and these costs can be reasonably estimated.

As to the customer loyalty program, the Bank estimates the fair value of the points awarded to customers under the “Macropremia” program by applying statistics techniques. The data that feed the models include assumptions regarding exchange percentages, the product combinations available for exchange in the future and customers’ preferences.

Additionally, the measurement of impairment losses under IFRS 9 across all categories of financial instruments requires judgement, in particular, the estimation of the amount and timing of future cash flows and collateral values when determining impairment losses and the assessment of a significant increase in credit risk. These estimates are driven by a number of factors, changes in which can result in different levels of allowances (for additional information regarding impairment losses under IFRS 9 see notes 3.2.4 and 51.1.1).

New standards adopted

For the fiscal year beginning on January 1, 2019, the following IFRS amendments and interpretation (hereinafter, “IFRIC”) are applicable and they did not have a material impact over these consolidated financial statements, as a whole.

IFRS 16 “Leases”

As mentioned in item 3.3 of this note, on January 1, 2019, IFRS 16 superseded IAS 17 “Leases”, IFRIC 4, SIC-15 and SIC-27. This standard sets out the principles for the recognition, measurement, presentation and disclosure of leases, introducing significant changes when the Bank acts as lessee. In cases when the Bank acts as a lessor, no significant changes were generated with respect to the preceding IAS.

Before the adoption of IFRS 16, the Bank classified its leases (as lessee) at the inception date as either a finance lease or an operating lease. The Bank has neither acted nor acts as a lessee in agreements classified as finance lease. See section 3.3.1 of this note related to the policies applicable before January 1, 2019.

The Bank adopted IFRS 16 under the modified retrospective approach from January 1, 2019, as the date of initial application of the standard.

Since the adoption of IFRS 16, the Bank has applied a single accounting model for the recognition and measurement of all its leases, except for short-term leases and leases of low-value assets. In section 3.3.2 of this note, are described the policies applicable as of January 1, 2019. This standard sets specifics requirements for transition and practical expedients, which have been applied by the Bank.

For leases previously classified as operating leases, the Bank recognized a right-of-use assets and lease liabilities. The right-of-use assets were recognized based on the carrying amount as if the standard had always been applied, apart from the use of incremental borrowing rate at the date of initial application. Lease liabilities were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application.

Additionally, the Bank applied the following practical expedients established by the standard:

•	Used a single discount rate to a portfolio of leases with reasonably similar characteristics.

•	Applied the short-term leases exemptions to leases with lease term that ends within 12 months at the date of initial application.

•	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application.

As a result of the abovementioned explained, the effect of adoption of IFRS 16 as of January 1, 2019 was an increase of the Bank’s assets and liabilities for the following amounts:

BANCO MACRO SA AND ITS SUBSIDIARIES

Assets
Right-of-use assets	599,502
Liabilities
Finance lease payable	599,502

The adoption of IFRS 16 had no impact on the Bank’s retained earnings.

The weighted average of the incremental borrowing rate applied, at the transition date, to lease liabilities was 45.98% for leases in pesos and 4.63% for leases in US Dollars.

A reconciliation between lease liabilities as of January 1, 2019 and the operating lease commitments as of December 31, 2019, is as follows:

	Pesos	US Dollars
Operating lease commitments as of 12/31/2018	479,255	399,381
Less:
Commitments related to short-term leases	(46,207)	(26,543)

	433,048	372,838
Weighted average incremental borrowing rate as of 01/01/2019	45.98%	4.63%

Discounted operating lease commitments as of 01/01/2019	247,298	352,204

Lease liabilities as of 01/01/2019	247,298	352,204

IFRIC 23 “Uncertainty over income tax treatment”

This interpretation clarifies how to apply the recognition and measurement requirements in IAS 12 “Income tax”. This interpretation addresses specifically the following:

•	whether an entity considers uncertain tax treatments separately;

•	the assumptions an entity makes about the examination of tax treatments by taxation authorities;

•	how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates; and

•	how an entity considers changes in facts and circumstances.

This interpretation did not have a material impact on these consolidated financial statements since, currently, there are not material uncertainties over income tax treatments.

New pronouncements

The standards that are issued, but not yet effective, up to the date of issuance of these consolidated financial statements are disclosed below. The Bank intends to adopt these standards, if applicable, when they come effective:

•

Amendments to the Conceptual Framework for Financial Reporting: the IASB issued the Conceptual Framework in March 2018. The Conceptual Framework includes some new concepts, provides updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts. The changes to the Conceptual Framework may affect the application of IFRS in situations where no standard applies to a particular transaction or event. This Conceptual Framework is applicable to fiscal years beginning on January 1, 2020. The Bank does not expect this standard to have a material impact on the consolidated financial statements.

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

•

IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” – amendments to definition of material: the new definition states that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments clarify that materiality will depend on the nature or magnitude of information or both. These amendments replaced the threshold “could influence” with “could reasonably be expected to influence”. This implies that the materiality assessment will need to take into account how primary users could reasonably be expected to be influenced in making economic decisions. This standard is applicable to fiscal years beginning on January 1, 2020. The Bank does not expect this standard to have a material impact on the consolidated financial statements.

BANCO MACRO SA AND ITS SUBSIDIARIES

4.	DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

The following table shows holdings of debt securities at fair value through profit or loss as of December 31, 2019 and 2018 (see note 52):

	Holdings
	12/31/2019		12/31/2018
Name	Fair value level	Book amounts	Book amounts

DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Local
Government securities
Federal government treasury bonds in pesos adjustment by CER – Maturity: 07-22-2021	1	3,923,304	118,818
Bonds Par denominated in pesos – Maturity: 12-31-2038	1	170,419	56,388
National treasury bills coupon capitalized in pesos – Maturity: 02-26-2020	1	165,621
Discount bonds denominated in pesos at 5.83% – Maturity: 12-31-2033	1	131,760	3,498
National treasury bills coupon capitalized in pesos – Maturity: 03-11-2020	1	114,452
Consolidation bonds in pesos 6° Series at 2% – Maturity: 03-15-2024	1	71,286	74,448
National treasury bills capitalized in pesos – Maturity: 04-08-2020	1	66,979
National treasury bills capitalized in pesos – Maturity: 05-13-2020	1	58,512
Debt securities of Province of Buenos Aires in pesos – Private Badlar + 375 PBS -Maturity: 04-12-2025	1	30,674	126,801
Consolidation bonds in pesos 8° Serie – Maturity: 10-04-2022	1	27,612	260,994
Other		49,201	1,270,929

Subtotal local government securities		4,809,820	1,911,876

Private securities
Debt Securities in Financial Trusts Consubond	3	354,317	581,054
Debt Securities in Financial Trusts Surcos	3	105,308
Debt Securities in Financial Trusts Agrocap	3	94,822	201,111
Debt Securities in Financial Trusts Secubono Series 191 Class A – Maturity: 06-29-2020	3	84,339
Debt Securities in Financial Trusts Secubono	3	68,271	121,838
Corporate Bonds Province of Buenos Aires Bank Class 009 -Maturity: 04-18-2021	2	50,129	45,360
Debt Securities in Financial Trusts Chubut Regalías Hidrocarburíferas – Maturity: 07-01-2020	3	30,193	74,402
Debt Securities in Financial Trusts Secubono Series 189A – Maturity: 03-30-2020	3	22,198
Debt Securities in Financial Trusts Secubono Series 191 CL.B – Maturity: 07-28-2020	3	12,062
Debt Securities in Financial Trusts Secubono Series 190 CL.A – Maturity: 04-28-2020	3	11,169
Other		32,380	1,118,161

Subtotal local private securities		865,188	2,141,926

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		5,675,008	4,053,802

5.	OTHER DEBT SECURITIES

The following table shows holdings of other debt securities as of December 31, 2019 and 2018 (see note 52):

		Holdings
		12/31/2019		12/31/2018
Name		Fair value level	Book amounts	Book amounts

OTHER DEBT SECURITIES
Measured at fair value through other comprehensive income
Local
Government securities
Federal government bonds in US dollars at 8.75% – Maturity: 05-07-2024	(2)	1	386,445	816,580
Discount bonds denominated in pesos at 5.83% – Maturity: 12-31-2033		1	83,855	225,278
International bonds of the Argentina Republic in US dollars at 7.125 – Maturity: 06-28-2117				125,571

Subtotal local government securities			470,300	1,167,429

Central Bank of Argentina Bills
Liquidity letters of Central Bank of Argentina in pesos – Maturity: 01-03-2020		1	14,782,386
Liquidity letters of Central Bank of Argentina in pesos – Maturity: 01-07-2020		1	11,308,111
Liquidity letters of Central Bank of Argentina in pesos – Maturity: 01-08-2020		2	9,893,453
Liquidity letters of Central Bank of Argentina in pesos – Maturity: 01-06-2020		1	7,955,921
Liquidity letters of Central Bank of Argentina in pesos – Maturity: 01-02-2020		1	1,992,248
Liquidity letters of Central Bank of Argentina in pesos – Maturity: 01-04-2019				23,915,050
Liquidity letters of Central Bank of Argentina in pesos – Maturity: 01-08-2019				21,209,382
Liquidity letters of Central Bank of Argentina in pesos – Maturity: 01-02-2019				19,082,381
Liquidity letters of Central Bank of Argentina in pesos – Maturity: 01-03-2019				12,193,156
Liquidity letters of Central Bank of Argentina in pesos – Maturity: 01-07-2019				8,314,070

Subtotal Central Bank of Argentina			45,932,119	84,714,039

Foreign
Government securities
US Treasury Bill – Maturity: 01-07-2020		1	479,070
US Treasury Bill – Maturity: 01-03-2019				348,942
US Treasury Bill – Maturity: 01-02-2019				290,803
US Treasury Bill – Maturity: 01-15-2019				290,567

Subtotal Foreign government securities			479,070	930,312

Total Measured at fair value through other comprehensive income (3)			46,881,489	86,811,780

BANCO MACRO SA AND ITS SUBSIDIARIES

		Holdings
		12/31/2019		12/31/2018
Name (contd.)		Fair value level	Book amounts	Book amounts
Measured at amortized cost
Local
Government securities
Federal government bonds in pesos – Fixed rate 26% – Maturity: 11-21-2020			7,973,994	12,293,144
National treasury bills coupon capitalized in pesos – Maturity: 02-26-2020	(2)		1,502,176
National treasury bills capitalized in pesos – Maturity: 11-15-2019	(1) and (2)		1,437,896
National treasury bills capitalized in pesos – Maturity: 05-29-2020	(1)		1,222,188
National treasury bills coupon capitalized in pesos – Maturity: 03-11-2020	(2)		883,292
National treasury bills capitalized in pesos – Maturity: 10-31-2019	(1)		753,407
National treasury bills capitalized in pesos – Maturity:10-11-2019	(1) and (2)		385,400
Discount bonds denominated in pesos at 5.83% – Maturity: 12-31-2033			321,426	241,581
National treasury bills capitalized in pesos – Maturity: 07-31-2020			230,388
Federal government treasury bonds adjustment by CER – Maturity: 08-30-2019	(1)		159,430
Other			48,787

Subtotal local government securities (4)			14,918,384	12,534,725

Private securities
Debt Securities in Financial Trusts Megabono Series 214 Class A – Maturity: 09-28-2020			294,978
Debt Securities in Financial Trusts Garbarino Series 153 Class A – Maturity: 06-10-2020			121,009
Corporate Bonds Banco Galicia S.A. Class 005 Series 001 -Maturity: 04-26-2020			119,827
Debt Securities in Financial Trusts Secubono Series 192 Class A – Maturity: 07-28-2020			96,583
Corporate Bonds YPF Class 017 -Maturity: 04-30-2020			94,884
Debt Securities in Financial Trusts Secubono Series 194 Class A – Maturity: 08-28-2020			91,774
Corporate Bonds Volkswagen Financial Services Class 004 -Maturity: 02-27-2020			89,868
Debt Securities in Financial Trusts Secubono Series 193 Class A – Maturity: 07-28-2020			88,588
Debt Securities in Financial Trusts Secubono Series 195 Class A – Maturity: 10-28-2020			80,463
Corporate Bonds Province of Buenos Aires Bank Class 012 -Maturity: 02-15-2020			74,817
Other			1,560,751	4,229

Subtotal local private securities (5)			2,713,542	4,229

Total Measured at amortized cost			17,631,926	12,538,954

TOTAL OTHER DEBT SECURITIES			64,513,415	99,350,734

(1)	The maturities disclosed are related to conditions of original issuance. See additionally notes 20 and 52.
(2)	On January 22, 2020, the Bank presented this security in the exchange mentioned in note 52.
(3)

As of December 31, 2019 and 2018, these financial assets were high grade credit risk exposure in stage 1. During 2019 and 2018, there were no transfers between stages. As of December 31, 2019 the related ECL amounted to 210.

(4)

As of December 31, 2019, 8,354,873 and 6,608,365 of these financial assets are high grade credit risk exposure in stage 1 and standard grade credit risk exposure in stage 2, respectively. During 2019 there were transfers between stages considering what is mentioned in Note 20. As of December 31, 2018, these financial assets were high grade credit risk exposure in stage 1. During 2018, there were no transfers between stages. As of December 31, 2019 and 2018, the related ECL amounted to 44,854 and 88, respectively.

(5)

As of December 31, 2019, these financial assets are high grade credit risk exposure in stage 1. During 2019, there were no transfers between stages. As of December 31, 2019 the related ECL amounted to 1,880.

As of December 31, 2019 the unrealized gains and losses from government securities amounted to 92,304 and (439,127), respectively, and the unrealized losses related to Central Bank Bills amounted to (59,329). In addition, as of December 31, 2018, the unrealized gains and losses from government securities amounted to 8,169 and (145,851), respectively, and the unrealized losses related to Central Bank Bills amounted to (400,755). All the abovementioned amounts are net of income tax effects.

6.	EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

The following table shows holdings of equity instruments at fair value through profit or loss as of December 31, 2019 and 2018:

	Holdings
	12/31/2019		12/31/2018
Name	Fair value level	Book amounts	Book amounts
Equity instruments at fair value through profit or loss
Measured at fair value through profit or loss
Local
Prisma Medios de Pago SA	3	2,501,196
Mercado Abierto Electrónico SA	3	51,954	38,578
Matba Rofex SA	3	11,549
Argentina Clearing SA	3	10,443	7,028
C.O.E.L.S.A	3	9,605	7,424
Mercado a Término Rosario SA	3	9,189	5,635
Sedesa	3	6,972	6,115
Provincanje SA	3	2,435	1,166
Proin SA	3	1,478	789
Sanatorio Las Lomas SA	3	694	923
Other		592	2,752

Subtotal local equity instruments at fair value through profit or loss		2,606,107	70,410

Foreign
Banco Latinoamericano de Comercio Exterior SA	1	9,352	7,348
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales	3	1,269	1,491

Subtotal foreign equity instruments at fair value through profit or loss		10,621	8,839

Total Equity instruments at fair value through profit or loss		2,616,728	79,249

BANCO MACRO SA AND ITS SUBSIDIARIES

7.	REPO TRANSACTIONS

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

As of December 31, 2019 the Bank has agreed repurchase transactions of government and private securities for an amount of 1,087,916, and are recorded under “Repo Transactions”.

As of December 31, 2019 and 2018 the Bank has agreed reverse repurchase transactions of government and private securities for an amount of 1,002,511 and 253,003, respectively, and are recorded under “Repo Transactions”. Maturity of the agreed transactions as of December 2019 occurred during the month of January 2020.

As of December 31, 2019 and 2018, the securities delivered to guarantee the reverse repurchase transactions total 1,077,082 and 280,659, respectively, and are recorded under “Financial assets delivered as guarantee” (see note 8), while securities received guarantee repurchase transactions as of December 2019 total 1,210,761 were recognized as an off balance sheet transaction.

Profits generated by the Bank as a result of its repurchase transactions arranged during the fiscal years ended on December 31, 2019, 2018 and 2017 total 3,284,995, 692,036 and 1,721,743 respectively, and were accounted for in “Interest income” in the consolidated statement of income. In addition, losses generated by the Bank as a result of its reverse repurchase transactions arranged during the fiscal years ended on December 31, 2019, 2018 and 2017 total 336,492, 336,326 and 279,495, respectively, and were recognized in “Interests expense” in the consolidated statement of income.

8.	FINANCIAL ASSETS DELIVERED AS GUARANTEE

As of December 31, 2019 and 2018, the Bank delivered as guarantee the following financial assets:

Description	Carrying Amount
	12/31/2019	12/31/2018
For transactions with the BCRA	7,438,646	8,798,598
For guarantee deposits	2,157,606	1,313,836
For securities forward contracts	1,077,082	280,659

Total	10,673,334	10,393,093

BANCO MACRO SA AND ITS SUBSIDIARIES

9.	LOANS AND OTHER FINANCING

9.1. Exposure to credit risk

	12/31/2019	12/31/2018
Total	225,967,540	281,563,524

Commercial	98,573,176	106,618,283
Consumer	127,394,364	174,945,241

Less: Allowance for ECL/impairment losses	(5,069,726)	(5,951,735)

	220,897,814	275,611,789

9.2. Impairment allowance for loans and other financing

	12/31/2019
Internal rating grade	Stage 1	Stage 2	Stage 3	Total	%
Performing	205,724,293	9,964,364		215,688,657	95.45%

High grade	172,513,230	112,709		172,625,939
Standard grade	17,030,782	1,575,674		18,606,456
Sub-standard grade	16,180,281	8,275,981		24,456,262

Past Due but not impaired	360,227	6,045,582		6,405,809	2.84%

Non- Performing (Impaired)			3,873,074	3,873,074	1.71%

Total	206,084,520	16,009,946	3,873,074	225,967,540	100%

	91.20%	7.09%	1.71%	100%

	12/31/2018
Internal rating grade	Stage 1	Stage 2	Stage 3	Total	%
Performing	242,391,780	25,603,704		267,995,484	95.18%

High grade	204,641,782	9,520,210		214,161,992
Standard grade	33,541,292	10,025,618		43,566,910
Sub-standard grade	4,208,706	6,057,876		10,266,582

Past Due but not impaired	1,231,774	7,046,307		8,278,081	2.95%

Non- Performing (Impaired)			5,289,959	5,289,959	1.87%

Total	243,623,554	32,650,011	5,289,959	281,563,524	100%

	86.53%	11.60%	1.87%	100%

9.2.1. Commercial

The table below shows the credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year-end stage classification. The amounts presented are gross of impairment allowances. Details of the Bank’s internal grading system are explained and policies on whether ECL allowances are calculated on an individual or collective basis are set out in note 51.

	12/31/2019
Internal rating grade	Stage 1 Individual	Stage 2 Individual	Stage 3	Total	%
Performing	94,035,693	2,127,100		96,162,793	97.55%

High grade	88,963,268	7,874		88,971,142
Standard grade	19,008	869,877		888,885
Sub-standard grade	5,053,417	1,249,349		6,302,766

Past Due but not impaired		1,020,315		1,020,315	1.04%

Non- Performing (Impaired)			1,390,068	1,390,068	1.41%

Total	94,035,693	3,147,415	1,390,068	98,573,176	100%

	95.40%	3.19%	1.41%	100%

BANCO MACRO SA AND ITS SUBSIDIARIES

	12/31/2018
Internal rating grade	Stage 1 Individual	Stage 2 Individual	Stage 3	Total	%
Performing	103,327,739	1,561,461		104,889,200	98.37%

High grade	86,670,205	384,375		87,054,580
Standard grade	16,372,650	683,862		17,056,512
Sub-standard grade	284,884	493,224		778,108

Past Due but not impaired

Non- Performing (Impaired)			1,729,083	1,729,083	1.63%

Total	103,327,739	1,561,461	1,729,083	106,618,283	100%

	96.91%	1.46%	1.63%	100%

An analysis of changes in the gross carrying amount and the corresponding ECL allowances in relation to commercial lending is, as follows:

	Stage			Total
	1	2	3
Gross Carrying amount as at January 1, 2019	103,327,739	1,561,461	1,729,083	106,618,283
New assets originated or purchased	110,325,311	3,312,859		113,638,170
Assets derecognized or repaid	(81,066,720)	(1,192,392)	(1,272,953)	(83,532,065)
Transfers to Stage 1	393,965	(314,796)	(79,169)
Transfers to Stage 2	(917,752)	917,752
Transfers to Stage 3	(1,887,351)	(21,593)	1,908,944
Amounts Written Off		(173)	(90,660)	(90,833)
Monetary effects	(36,139,499)	(1,115,703)	(805,177)	(38,060,379)

At December 31, 2019	94,035,693	3,147,415	1,390,068	98,573,176

	Stage			Total
	1	2	3
Gross Carrying amount as at January 1, 2018	111,315,529	491,079	1,046,409	112,853,017
New assets originated or purchased	79,920,258	538,591		80,458,849
Assets derecognized or repaid	(40,336,332)	(221,881)	(279,951)	(40,838,164)
Transfers to Stage 1	46,783	3,127	(49,910)
Transfers to Stage 2	(1,364,792)	1,364,792
Transfers to Stage 3	(1,591,027)	(151,284)	1,742,311
Amounts Written Off			(134,497)	(134,497)
Monetary effects	(44,662,680)	(462,963)	(595,279)	(45,720,922)

At December 31, 2018	103,327,739	1,561,461	1,729,083	106,618,283

	Stage
	1	2	3	Total
ECL as at January 1, 2019	411,271	88,686	658,298	1,158,255
New assets originated or purchased	1,534,723	430,988		1,965,711
Assets derecognized or repaid	(302,022)	(64,628)	(461,569)	(828,219)
Transfers to Stage 1	56,143	(10,204)	(45,939)
Transfers to Stage 2	(12,622)	12,622
Transfers to Stage 3	(1,353,902)	(760)	1,354,662
Amounts Written Off		(4)	(39,457)	(39,461)
Monetary effects	(13,018)	(121,731)	(508,229)	(642,978)

At December 31, 2019	320,573	334,969	957,766	1,613,308

BANCO MACRO SA AND ITS SUBSIDIARIES

	Stage
	1	2	3	Total
ECL as at January 1, 2018	540,208	36,885	363,645	940,738
New assets originated or purchased	928,682	94,772		1,023,454
Assets derecognized or repaid	(194,955)	(14,857)	(62,338)	(272,150)
Transfers to Stage 1	1,111	37	(1,148)
Transfers to Stage 2	(14,725)	14,725
Transfers to Stage 3	(650,709)	(14,992)	665,701
Amounts Written Off			(90,001)	(90,001)
Monetary effects	(198,341)	(27,884)	(217,561)	(443,786)

At December 31, 2018	411,271	88,686	658,298	1,158,255

9.2.2.	Consumer

The table below shows the credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year-end stage classification. The amounts presented are gross of impairment allowances. Details of the Bank’s internal grading system and policies about whether ECL allowances are calculated on an individual or collective basis are set out in note 51.

	12/31/2019
Internal rating grade	Stage 1 Collective	Stage 2 Collective	Stage 3	Total	%
Performing	111,688,600	7,837,264		119,525,864	93.82%

High grade	83,549,962	104,835		83,654,797
Standard grade	17,011,774	705,797		17,717,571
Sub-standard grade	11,126,864	7,026,632		18,153,496

Past Due but not impaired	360,227	5,025,267		5,385,494	4.23%

Non- Performing (Impaired)			2,483,006	2,483,006	1.95%

Total	112,048,827	12,862,531	2,483,006	127,394,364	100%

	87.95%	10.10%	1.95%	100%

	12/31/2018
Internal rating grade	Stage 1 Collective	Stage 2 Collective	Stage 3	Total	%
Performing	139,064,041	24,042,243		163,106,284	93.23%

High grade	117,971,577	9,135,835		127,107,412
Standard grade	17,168,642	9,341,756		26,510,398
Sub-standard grade	3,923,822	5,564,652		9,488,474

Past Due but not impaired	1,231,774	7,046,307		8,278,081	4.73%

Non-Performing (Impaired)			3,560,876	3,560,876	2.04%

Total	140,295,815	31,088,550	3,560,876	174,945,241	100%

	80.19%	17.77%	2.04%	100%

BANCO MACRO SA AND ITS SUBSIDIARIES

An analysis of changes in the gross carrying amount and the corresponding ECL allowances in relation to consumer lending is, as follows:

	Stage
	1	2	3	Total
Gross carrying amount as of January 1, 2019	140,295,815	31,088,550	3,560,876	174,945,241
Net new assets originated or purchased	76,000,592	7,468,083		83,468,675
Assets derecognized or repaid	(52,430,227)	(14,428,356)	(1,211,898)	(68,070,481)
Transfers to Stage 1	11,012,532	(10,850,079)	(162,453)
Transfers to Stage 2	(6,002,443)	6,434,177	(431,734)
Transfers to Stage 3	(2,963,036)	(698,931)	3,661,967
Amounts Written Off	(237,915)	(687,580)	(1,614,977)	(2,540,472)
Monetary effects	(53,626,491)	(5,463,333)	(1,318,775)	(60,408,599)

As of December 31, 2019	112,048,827	12,862,531	2,483,006	127,394,364

	Stage
	1	2	3	Total
Gross carrying amount as of January 1, 2018	153,134,312	39,193,764	2,174,322	194,502,398
Net new assets originated or purchased	74,812,190	8,234,903		83,047,093
Assets derecognized or repaid	(20,457,415)	(11,035,978)	(1,179,538)	(32,672,931)
Transfers to Stage 1	(1,106,199)	1,238,039	(131,840)
Transfers to Stage 2	(9,739,156)	8,180,775	1,558,381
Transfers to Stage 3	(1,500,144)	(1,448,802)	2,948,946
Amounts Written Off	(141,622)	(282,158)	(595,816)	(1,019,596)
Monetary effects	(54,706,151)	(12,991,993)	(1,213,579)	(68,911,723)

As of December 31, 2018	140,295,815	31,088,550	3,560,876	174,945,241

	Stage
	1	2	3	Total
ECL as of January 1, 2019	1,191,301	1,911,332	1,690,847	4,793,480
Net new assets originated or purchased	1,816,147	647,721		2,463,868
Assets derecognized or repaid	14,670	(803,367)	(674,164)	(1,462,861)
Transfers to Stage 1	538,603	(467,359)	(71,244)
Transfers to Stage 2	(85,037)	242,466	(157,429)
Transfers to Stage 3	(1,404,504)	(73,973)	1,478,477
Amounts Written Off	(6,776)	(106,281)	(812,803)	(925,860)
Monetary effects	(917,068)	(263,392)	(231,749)	(1,412,209)

As of December 31, 2019	1,147,336	1,087,147	1,221,935	3,456,418

	Stage
	1	2	3	Total
ECL as at January 1, 2018	1,365,572	2,644,965	1,144,703	5,155,240
Net new assets originated or purchased	2,348,352	1,418,220		3,766,572
Assets derecognized or repaid	(338,071)	(1,451,503)	(91,832)	(1,881,406)
Transfers to Stage 1	(286,376)	289,103	(2,727)
Transfers to Stage 2	(101,006)	114,223	(13,217)
Transfers to Stage 3	(1,310,490)	(177,701)	1,488,191
Amounts Written Off	(71,706)	(160,325)	(241,382)	(473,413)
Monetary effects	(414,974)	(765,650)	(592,889)	(1,773,513)

As of December 31, 2018	1,191,301	1,911,332	1,690,847	4,793,480

BANCO MACRO SA AND ITS SUBSIDIARIES

Over the course of 2019 and 2018, the Bank generated from loan portfolio sales, profits for 51,370 and 5,109, respectively and losses for 1,062 and 10,067, respectively.

The contractual amount outstanding on loans and other financing that have been written off by the Bank as of December 31, 2019 and 2018 that were still subject to enforcement activity was 3,031,951 and 4,250,248 respectively.

10.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. The Bank is also exposed to overdrafts and unused agreed credits on credit cards for the Bank´s customers. Since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in statement of financial position and they are, therefore, an integral part of the total risk of the Bank.

As of December 31, 2019 and 2018, the Bank maintains the following maximum exposure to credit risk related to this kind of transactions:

	12/31/2019	12/31/2018
Undrawn commitments of credit cards and checking accounts	91,349,936	146,170,590
Guarantees granted	1,719,015	1,447,525
Overdraft and unused agreed commitments	1,052,364	975,725
Letters of credit	446,470	395,017

Total (1)	94,567,785	148,988,857

(1)

It includes high grade credit risk exposures in stage 1. During 2019 and 2018, there were no transfers between stages. The related ECL as of December 31, 2019 and 2018 amount to 17,273 and 16,506 as disclosed in note 22.

Risks related to the contingent transactions described above have been evaluated and are controlled within the framework of the Bank’s credit risk policy described in note 51.

11.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performs derivative transactions for trading purposes through Forwards and Futures. These are contractual agreements to buy or sell a specific financial instrument at a given price and a fixed date in the future. Forward are customized contracts traded on an over-the-counter market. Futures contracts, in turn, correspond to transactions for standardized amounts, executed in a regulated market and subject to daily cash margin requirements. The main differences in risks associated with these types of contracts are the credit risk and the liquidity risk. In forward contracts there is counterparty risk since the Bank has credit exposure to counterparties of the agreements. The credit risk related to futures contracts is deemed very low because daily cash margin requirements help to guarantee these contracts are always fulfilled. In addition, forward contracts are generally settled in gross terms and, therefore, they are deemed to have higher settlement risk than futures contract that, unless they are chosen to be executed by delivery, are settled on a net base. Both types of contracts expose the Bank to market risk.

At the beginning, derivatives often imply only a mutual exchange of promises with little or no investment. Nevertheless, these instruments frequently imply high levels of leverage and are quite volatile. A relatively small movement in the value of the underlying asset could have a significant impact in profit or loss. Furthermore, over-the-counter derivatives may expose the Bank to risks related to the absence of an exchange market in which to close an open position. The Bank’s exposure for derivative contracts is monitored on a regular basis as part of its general risk management framework. Information on the Bank’s credit risk management objectives and policies is included in note 51.

In addition, the Bank recorded a put option taken in respect of the Bank’s right to sell its equity interest in Prisma Medios de Pago SA. (See note 21).

Notional values indicate the amount of the underlying pending transactions at year end and are not indicative of either the market risk or the credit risk. The fair value of the derivative financial instruments recognized as assets or liabilities in the statement of financial position is presented as follows. Changes in fair values were accounted for in profit or loss, the breakdown of which is disclosed in note 33.

BANCO MACRO SA AND ITS SUBSIDIARIES

		12/31/2019		12/31/2018
Derivative assets	Underlying Notional Value	Notional Value	Fair Value	Notional Value	Fair Value
Transactions of foreign currency contract without delivery of underlying asset	US Dollars	73,920	50,685	24,867	22,390
Put options-US Dollars (see note 21)	Shares	8,910,878	395,652
Put options-Pesos (see note 21)	Shares	8,910,878	169,565
Forward contracts of Government bonds	US Dollars			5,000	4,212

Total derivatives held for trading		73,920	615,902	29,867	26,602

		12/31/2019		12/31/2018
Derivative liabilities	Underlying Notional Value	Notional Value	Fair Value	Notional Value	Fair Value
Transactions of foreign currency contract without delivery of underlying asset	US Dollars	73,920	768,732	1,100	2,106

Total derivatives held for trading		73,920	768,732	1,100	2,106

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

The following tables show the hierarchy in the Bank’s financial asset and liability fair value measurement, as of December 31, 2019 and 2018:

BANCO MACRO SA AND ITS SUBSIDIARIES

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2019

Item	Amortized cost	Fair value with changes in other comprehensive income	Fair value with changes in P/L	Fair value hierarchy
				Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash and deposits in banks
Cash	19,511,636
Financial institutions and Correspondents	81,164,681
Other	3,746
Debt securities at fair value through profit or loss			5,675,008	4,806,562	53,387	815,059
Derivative instruments			615,902	31,594	19,091	565,217
Repo transactions
Other financial entities	1,087,916
Other financial assets	5,794,761		369,129	346,128		23,001
Loans and other financing
To the non-financial government Sector	6,450,647
Other financial institutions	3,952,205
To the non-financial private sector and foreign residents	210,494,962
Overdrafts	41,337,285
Documents	20,578,219
Mortgage loans	20,603,981
Pledge loans	4,066,988
Personal loans	56,799,181
Credit cards	42,157,065
Financial leases	229,538
Other (1)	24,722,705
Other debt securities	17,631,926	46,881,489		36,988,036	9,893,453
Financial assets delivered as guarantee	10,673,334
Equity Instruments at fair value through profit or loss			2,616,728	9,434		2,607,294

TOTAL FINANCIAL ASSETS	356,765,814	46,881,489	9,276,767	42,181,754	9,965,931	4,010,571

FINANCIAL LIABILITIES
Deposits
From the non-financial government sector	17,560,282
From the financial sector	314,162
From the non-financial private sector and foreign residents
Checking accounts	40,123,987
Savings accounts	90,727,971
Time deposits and Investment accounts	106,068,177
Other	8,070,775
Derivative instruments			768,732		768,732
Repo transactions
Other financial institutions	1,002,511
Other financial liabilities	22,169,608
Financing received from Central Bank and other financial entities	2,245,804
Issued corporate bonds	5,525,039
Subordinated corporate bonds	24,311,663

TOTAL FINANCIAL LIABILITIES	318,119,979		768,732		768,732

(1)	Includes the total allowances to the non-financial private sector and foreign residents.

BANCO MACRO SA AND ITS SUBSIDIARIES

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2018

	Amortized cost	Fair value with changes in other comprehensive income	Fair value with changes in P/L	Fair value hierarchy
				Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash and deposits in banks
Cash	16,454,373
Financial institutions and Correspondents	97,857,068
Other	701,156
Debt securities at fair value through profit or loss			4,053,802	1,510,791	556,986	1,986,025
Derivative instruments			26,602	21,124	5,478
Other financial assets	3,978,713		635,527	495,283		140,244
Loans and other financing
To the non-financial government Sector	2,731,262
Other financial institutions	8,654,244
To the non-financial private sector and foreign residents	264,226,283
Overdrafts	27,764,057
Documents	38,703,100
Mortgage loans	24,386,047
Pledge loans	6,717,828
Personal loans	88,478,136
Credit cards	45,271,473
Financial leases	689,404
Other (1)	32,216,238
Other debt securities	12,538,954	86,811,780		65,602,398	21,209,382
Financial assets delivered as guarantee	10,161,647		231,446	231,446
Equity Instruments at fair value through profit or loss			79,249	9,399		69,850

TOTAL FINANCIAL ASSETS	417,303,700	86,811,780	5,026,626	67,870,441	21,771,846	2,196,119

FINANCIAL LIABILITIES
Deposits
From the non-financial government sector	29,707,339
From the financial sector	228,091
From the non-financial private sector and foreign residents
Checking accounts	37,592,904
Savings accounts	105,675,105
Time deposits and Investment accounts	186,522,212
Other	6,323,840
Derivative instruments			2,106	912	1,194
Repo transactions
Other financial institutions	253,003
Other financial liabilities	23,559,130
Financing received from Central Bank and other financial entities	4,611,839
Issued corporate bonds	9,810,217
Subordinated corporate bonds	23,518,130

TOTAL FINANCIAL LIABILITIES	427,801,810		2,106	912	1,194

(1)	Includes the total allowance to the non-financial private sector and foreign residents.

Description of valuation process

The fair value of instruments categorized as Level 1 was assessed by using quoted prices effective at the end of each fiscal year, in active markets for identical assets or liabilities, if representative. Currently, for most of the government and private securities, there are two principal markets in which the Bank operates: BYMA and MAE. Additionally, in the case of derivatives, both MAE and Mercado a Término de Rosario SA (ROFEX) are deemed active markets.

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

BANCO MACRO SA AND ITS SUBSIDIARIES

Finally, the Bank has categorized as level 3 those assets and liabilities for which there are no identical or similar transactions in the market. For this approach, the Bank mainly used the cash flow discount model.

As of December 31, 2019 and 2018, the Bank has neither changed the techniques nor the assumptions used to estimate the fair value of the financial instruments.

Below is the reconciliation between the amounts at the beginning and at the end of the fiscal year of the financial assets and liabilities recognized at fair value categorized as level 3:

	As of December 31, 2019
Description	Debt securities	Other financial assets	Equity instruments at fair value through profit or loss	Derivative financial instruments
Amount at the beginning	1,986,025	140,244	69,850
Transfers to Level 3
Transfers from Level 3
Profit and loss (1)	650,365	13,763	241,416
Recognition and derecognition	(1,253,240)	(105,234)	3,211,902	565,217
Monetary effects	(568,091)	(25,772)	(915,874)

Amount at end of the fiscal year	815,059	23,001	2,607,294	565,217

	As of December 31, 2018
Description	Debt securities	Other financial assets	Equity instruments at fair value through profit or loss	Derivative financial instruments
Amount at the beginning	81,404	367,374	81,251
Transfers to Level 3
Transfers from Level 3
Profit and loss (1)	(330,415)	(163,603)	19,103
Recognition and derecognition	2,463,437	12,899
Monetary effects	(228,401)	(76,426)	(30,504)

Amount at end of the fiscal year	1,986,025	140,244	69,850

(1)	Profit and loss are recorded under “Net gain from measurement of financial instruments at fair value”.

Instruments measured as level 3 mainly include equity instruments at fair value through profit or loss which comprise Prisma Medios de Pago SA (see note 21). Its Fair Value was calculated on the basis of independent appraisers’ valuations, who relied on a future discounted cash flow method embracing a combined income and market approach.

On the other hand, the Bank includes in Level 3 the put option taken for the abovementioned participation in Prisma Medios de Pago SA which its fair value was calculated for the same appraisers abovementioned. The result of the assets measured at fair value on the basis of unobservable data is recognized in “Net gain from measurement of financial instruments at fair value”. For the measurement of this instrument, a valuation technique based on the binomial method has been used by creating an equivalent portfolio with identical conditions to the put and taking into account different scenarios. The valuation model considers the projected value of the company’s cash flows and financial debt of the exercise date (34 months after the closing of the contract). Expected cash flows are discounted using WACC (Weighted Average Cost of Capital) discount rate.

Additionally, the other instruments measured as level 3 include debt securities and certificates of participation in financial trusts, for which the construction of fair values was obtained based on the Bank’s own assumptions that are not easily available in the market. The most significant assumption was the placement cutoff rate of such instruments in the market at the end of the period, used to determine the actual value of cash flows.

BANCO MACRO SA AND ITS SUBSIDIARIES

Quantitative information about Level 3 Fair Value Measurements

Equity instruments at fair value through profit or loss

The fair value of the equity interest held in Prisma Medios de Pago SA was calculated with the assistance of independent appraisers’ using a discounted cash flow method by applying a combined income and market approach.

The most relevant unobservable input data include:

•	Projected EBITDA and Free cash flow (mainly determined by the expected evolution of the level of transactions and fees)

•	Minority discount rate (equivalent to 1 / (1 + Premium control) – 1)

•	WACC (Weighted Average Cost of Capital) of Prisma Medios de Pago SA.

•	g = growth factor for terminal value.

Below is disclosed the sensitivity analysis for the valuation of the remaining 49% equity of Prisma Medios de Pago SA, still held by the selling shareholders. The sensitivity is related to the two following variables: the WACC and the g level for future cash flows after 2023 that determines the terminal value:

Prisma Medios de Pago SA equity (49%) + minority discount

(9.09%) – US$ millions

g (terminal value growth – annual)

		2.50%	3.00%	3.50%
	97.5%	467.8	480.0	493.3
WACC	100%	461.8	473.8	486.8
	102.5%	455.9	467.7	480.5

The scenario for the valuation considers WACC at 100% and g at 3%.

As Banco Macro SA holds an interest in Prisma Medios de Pago SA of 4.494083% the fair value accounts amounts to 2,501,196, which is within a range of 2,406,774 and 2,604,215 according to the calculated sensitivity.

Derivative financial instruments

As previously mentioned, the Bank recognized the put option taken related to the participation in Prisma Medios de Pago SA. These instruments were measured using a valuation technique based on a binomial option pricing model.

The most relevant unobservable input data used in the pricing model include:

•	Monthly volatility (sensitivity to volatility ranging from 10%, 12.2% and 15%).

•

The theoretical exercise price for the option. This price is 7 times the expected EBITDA for the third year. This EBITDA is calculated considering the expected cash flows of the business as well as the financial indebtedness, considering Cash and Banks and Short-term investments, and financial indebtedness projected for the option exercise date.

Below is disclosed the sensitivity for the valuation of the put option per share, based on the level of implied volatility and the theoretical exercise price of the share price:

BANCO MACRO SA AND ITS SUBSIDIARIES

Sensibility - $

Volatility

		10.0%	12.2%	15.0%
	95%	48.15	56.30	66.51
EBITDA	100%	54.88	63.43	74.04
	105%	62.43	70.55	81.58

The scenario considered for the valuation considers EBITDA at 100% and volatility at 12.2%. Banco Macro SA has a position of 8,910,878 shares of Prisma Medios de Pago SA. Therefore, the fair value of the put is 565,217, which is within the range of 556,306 and 592,662 according to the calculated sensitivity.

Debt securities

The following table provides quantitative information about the valuation techniques and significant unobservable inputs used in the valuation of debt securities and certificates of participation in financial trusts for which the Bank uses an internal model.

	Fair value of			Range of inputs
	Level 3 Assets	Valuation Technique	Significant unobservable inputs	12/31/2019
	12/31/2019			Range of inputs
				Low	High	Unit
Debt Securities of Financial Trusts	192,340	Income approach (discounted cash flow)	Discount rate in pesos	48.07	73.39	%
Debt Securities of Financial Trusts Provisional	622,719	Income approach (discounted cash flow)	Discount rate in pesos	39.27	44.97	%

	Fair value of			Range of inputs
	Level 3 Assets	Valuation Technique	Significant unobservable inputs	12/31/2018
	12/31/2018			Range of inputs
Debt Securities of Financial Trusts	981,123	Income approach (discounted cash flow)	Discount rate in pesos	67.04	75.48	%
Debt Securities of Financial Trusts Provisional	1,004,902	Income approach (discounted cash flow)	Discount rate in pesos	68.21	76.27	%

The table below describes the effect of changing the significant unobservable inputs to reasonable possible alternatives. Sensitivity data are calculated using a number of techniques including analyzing price dispersion of different price sources, adjusting model inputs to analyze changes within the fair value methodology.

	12/31/2019		12/31/2018
	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Debt Securities of Financial Trusts	4,153	(3,673)	51,396	(39,714)
Debt Securities of Financial Trusts Provisional	795	(776)	3,397	(3,290)

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy, as well as the resulting determination of transfers between levels 1, 2 and 3 at each period end.

As of December 31, 2019 and 2018, the Bank has not recognized any transfers between levels 1, 2 and 3 of the fair value hierarchy.

BANCO MACRO SA AND ITS SUBSIDIARIES

Financial assets and liabilities not recognized at fair value

Next follows a description of the main methods and assumptions used to determine the fair values of financial instruments not recognized at their fair value in these consolidated financial statements:

•

Instruments with fair value similar to the carrying amount: financial assets and liabilities that are liquid or have short-term maturities (less than three months) were deemed to have a fair value similar to the carrying amount.

•

Fixed and variable rate of financial instruments: the fair value of financial assets was recognized discounting future cash flows at current market rates, for each fiscal year, for financial instruments of similar characteristics. The estimated fair value of fixed-interest rate deposits and liabilities was assessed discounting future cash flows by using estimated interest rates for deposits or placings with similar maturities to those of the Bank’s portfolio.

•	For public listed assets and liabilities, or those for which the prices are reported by certain renown pricing providers, the fair value was determined based on such prices.

The following table shows a comparison between the fair value and the carrying amount of financial instruments not measured at fair value as of December 31, 2019 and 2018:

	12/31/2019
	Carrying amount	Level 1	Level 2	Level 3	Fair Value
Financial assets
Cash and deposits in banks	100,680,063	100,680,063			100,680,063
Repo transactions	1,087,916	1,087,916			1,087,916
Other financial assets	5,794,761	5,794,761			5,794,761
Loans and other financing	220,897,814	311,728	142,687	193,903,826	194,358,241
Other debt securities	17,631,926	1,562,621	16,638,686	1,220,043	19,421,350
Financial assets delivered as guarantee	10,673,334	9,596,252			9,596,252

	356,765,814	119,033,341	16,781,373	195,123,869	330,938,583

Financial liabilities
Deposits	262,865,354	147,122,348		115,969,567	263,091,915
Repo transactions	1,002,511	1,002,511			1,002,511
Other financial liabilities	22,169,608	21,066,584	1,093,997		22,160,581
Financing received from the BCRA and other financial entities	2,245,804	1,837,376	353,520		2,190,896
Issued corporate bonds	5,525,039		1,380,033	2,658,829	4,038,862
Subordinated corporate bonds	24,311,663		18,339,369		18,339,369

	318,119,979	171,028,819	21,166,919	118,628,396	310,824,134

	12/31/2018
	Carrying amount	Level 1	Level 2	Level 3	Fair Value
Financial assets
Cash and deposits in banks	115,012,597	115,012,597			115,012,597
Other financial assets	3,978,713	3,978,713			3,978,713
Loans and other financing	275,611,789		276,143	249,338,621	249,614,764
Other debt securities	12,538,954	266,645	11,022,076	4,229	11,292,950
Financial assets delivered as guarantee	10,161,647	10,112,434	49,213		10,161,647

	417,303,700	129,370,389	11,347,432	249,342,850	390,060,671

Financial liabilities
Deposits	366,049,491	163,479,907		202,715,323	366,195,230
Repo transactions	253,003	253,003			253,003
Other financial liabilities	23,559,130	23,360,727	256,161		23,616,888
Financing received from the BCRA and other financial entities	4,611,839	3,895,412	665,078		4,560,490
Issued corporate bonds	9,810,217		7,663,328		7,663,328
Subordinated corporate bonds	23,518,130		18,860,755		18,860,755

	427,801,810	190,989,049	27,445,322	202,715,323	421,149,694

BANCO MACRO SA AND ITS SUBSIDIARIES

13.	LEASES

13.1	The bank as a lessee

The Bank has lease contracts mainly for real properties recognized in the item “Property, plant and equipment”. Generally, the bank is restricted from assigning or subleasing the leased assets.

As of December 31, 2019, the carrying amount of assets recognized for the right-of-use assets identified in the lease contracts, depreciation expense for the fiscal year and the additions to right-of-use assets are disclosed in note 15 to these consolidated financial statements.

Set out below are the carrying amounts of lease liabilities and the movements during the fiscal year:

2019
As of 01/01/2019	599,502
Additions	495,644
Accretion of interest (see note 38)	121,967
Difference in foreign currency	272,503
Payments	(229,436)
Monetary effects	(343,232)

As of 12/31/2019 (see note 24)	916,948

The short term leases for the fiscal year were recognized as expense for an amount of 111,538.

The table below shows the maturity of the lease liabilities as of December 31, 2019:

12/31/2019	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Lease liabilities	38,571	64,269	88,092	144,490	335,422	171,466	410,060	581,526

13.2	The Bank as a lessor

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

The following table shows the reconciliation between the total gross investment of financial leases and the current value of the minimum payments receivables for such leases:

	12/31/2019		12/31/2018
	Total gross investment	Current value of minimum payments	Total gross Investment	Current value of minimum payments
Up to 1 year	193,294	157,712	483,306	369,548
From 1 to 5 years	95,004	71,826	383,900	319,856

	288,298	229,538	867,206	689,404

As of December 31, 2019 and 2018, income for non-accrued interests totaled 58,760 and 177,802, respectively.

14.	INVESTMENTS IN ASSOCIATES AND JOINT ARRANGEMENTS

14.1	Associates entities

The Bank holds an investment in the associate Macro Warrants SA. The existence of significant influence is evidenced by the representation the Bank has in the Board of Directors of the associate. In order to measure this investment, the Bank used accounting information of Macro Warrants SA as of September 30, 2019. Additionally, the Bank has considered, when applicable, the material transactions or events occurring between October 1, 2019, and December 31, 2019.

BANCO MACRO SA AND ITS SUBSIDIARIES

The following table presents the summarized financial information on the Bank’s investment in the associate:

Summarized statement of financial position	12/31/2019	12/31/2018

Total assets	31,479	27,859
Total liabilities	7,870	3,490

Shareholders’ equity	23,609	24,369
Proportional Bank’s interest	5%	5%

Investment carrying amount	1,180	1,218

As of December 31, 2019, 2018 and 2017 the investment carrying amount in the net income amounted to 653, 254 and 665 respectively.

14.2.	Joint ventures

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

The following table presents the summarized financial information on the Bank’s investment in the UTE:

Summarized statement of financial position	12/31/2019	12/31/2018

Total assets	380,560	415,782
Total liabilities	92,572	91,742

Shareholders’ equity	287,988	324,040
Proportional Bank’s interest	50%	50%

Investment carrying amount	143,994	162,020

As of December 31, 2019, 2018 and 2017 the investment carrying amount in the net income amounted to 112,372, 107,907 and 79,066, respectively.

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

On June 27, 2018, the Bank, the UTE and the tax authorities of the Misiones provincial government entered into an agreement of “termination by mutual agreement” of the adaptation agreement, without implying or modifying the Bank’s rights and obligations as a financial agent of the province for the services provision established in the agreement. As of December 31, 2019 and 2018, according to the above-mentioned, the remaining investment amounted to 1,157 and 4,164, respectively.

BANCO MACRO SA AND ITS SUBSIDIARIES

15.	PROPERTY, PLANT AND EQUIPMENT

The changes in property, plant and equipment during the fiscal years ended on December 31, 2019 and 2018 are as follow:

	12/31/2019
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Depreciation for the fiscal year				Residual value at end of the fiscal year
					Accumulated at the beginning	Decrease	For the fiscal year	At the end
Cost
Real property	20,288,316	50	1,728,083	111,131	1,083,299	86,957	391,929	1,388,271	20,516,997
Furniture and facilities	2,525,099	10	532,315	352,264	1,177,073	350,582	227,640	1,054,131	1,651,019
Machinery and equipment	5,616,117	5	631,916	2,676,922	3,880,909	2,674,100	691,435	1,898,244	1,672,867
Vehicles	610,336	5	98,415	93,229	489,700	48,103	61,120	502,717	112,805
Right of use real property		5	1,329,866	106,877		30,546	333,201	302,655	920,334
Other	1,811		148		1,780		165	1,945	14
Work in progress	1,503,005		1,453,931	2,083,415					873,521

Total property, plant and equipment (1)	30,544,684		5,774,674	5,423,838	6,632,761	3,190,288	1,705,490	5,147,963	25,747,557

	12/31/2018
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Depreciation for the fiscal year				Residual value at end of the fiscal year
					Accumulated at the beginning	Decrease	For the fiscal year	At the end
Cost
Real property	15,539,050	50	7,312,366	2,563,100	1,702,138	960,437	341,598	1,083,299	19,205,017
Furniture and facilities	1,947,009	10	611,380	33,290	998,132	71	177,200	1,175,261	1,349,838
Machinery and equipment	4,683,644	5	1,193,984	261,511	3,192,699	614	690,635	3,882,720	1,733,397
Vehicles	637,356	5	69,275	96,295	520,837	88,920	57,975	489,892	120,444
Other	1,778		62	29	1,717		63	1,780	31
Work in progress	6,997,741		3,327,844	8,822,580					1,503,005

Total property, plant and equipment (1)	29,806,578		12,514,911	11,776,805	6,415,523	1,050,042	1,267,471	6,632,952	23,911,732

(1)	During fiscal years 2019 and 2018, this item observed transfers to and from property, plant and equipment and/or non-current assets held for sale.

16.	INVESTMENT PROPERTY

The changes in investment property (including in “other non-financial assets” – see note 18) during the fiscal years ended on December 31, 2019 and 2018 are as follow:

	12/31/2019
Item	Original Value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Depreciation for the fiscal year				Residual value at the end of the fiscal year (1)
					Accumulated at the beginning	Decrease	For the fiscal year	At the end
Cost
Rented properties	161,755	50	3		22,942	1	1,809	24,750	137,008
Other investment properties	535,793	50	318,742	238,273	21,067		7,458	28,525	587,737

Total investment property (2)	697,548		318,745	238,273	44,009	1	9,267	53,275	724,745

BANCO MACRO SA AND ITS SUBSIDIARIES

	12/31/2018
Item	Original Value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Depreciation for the fiscal year				Residual value at the end of the fiscal year
					Accumulated at the beginning	Decrease	For the fiscal year	At the end
Cost
Rented properties		50	161,755		22,751		191	22,942	138,813
Other investment properties	2,060,961	50	793,250	2,318,418	84,331	75,805	12,349	20,875	514,918

Total investment property (2)	2,060,961		955,005	2,318,418	107,082	75,805	12,540	43,817	653,731

(1)	The amounts disclosed do not differ significantly from the fair value.
(2)	During fiscal years 2019 and 2018, this item observed transfers to and from investment property and/or non-current assets held for sale.

17.	INTANGIBLE ASSETS

The changes in intangible assets during the fiscal years ended on December 31, 2019 and 2018 are as follow:

	12/31/2019
Item	Original Value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Depreciation for the fiscal year				Residual value at the end of the fiscal year
					Accumulated at the beginning	Decrease	For the fiscal year	At the end
Cost
Licenses	1,989,068	5	511,189	866,093	1,226,313	860,341	303,908	669,880	964,284
Other intangible assets	6,060,854	5	1,188,674	2,149,960	3,561,497	2,027,416	987,711	2,521,792	2,577,776

Total intangible assets (1)	8,049,922		1,699,863	3,016,053	4,787,810	2,887,757	1,291,619	3,191,672	3,542,060

	12/31/2018
Item	Original Value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Depreciation for the fiscal year				Residual value at the end of the fiscal year
					Accumulated at the beginning	Decrease	For the fiscal year	At the end
Cost
Licenses	1,469,403	5	520,477	812	987,042	3	223,463	1,210,502	778,566
Other intangible assets	4,834,458	5	1,381,797	155,401	2,815,156	976	763,128	3,577,308	2,483,546

Total intangible assets (1)	6,303,861		1,902,274	156,213	3,802,198	979	986,591	4,787,810	3,262,112

(1)

During fiscal years 2019 and 2018, there were transfers between lines of the item that produce differences between the amounts at the end of one fiscal year and the beginning of the other without implying modifications of the residual value at the end of the fiscal year.

18.	OTHER FINANCIAL AND NON-FINANCIAL ASSETS

The breakdown of the other financial and non-financial assets account in the statement of financial position is as follows:

Other financial assets	12/31/2019	12/31/2018
Sundry debtors (1)	4,698,660	2,781,583
Receivables from other spot sales pending settlement	911,860	648,026
Private securities	369,129	635,527
Receivables from spot sales of foreign currency pending settlement	13,443	362,490
Receivables from spot sales of government securities pending settlement	6,428	171,826
Other	174,678	22,502
Allowances	(10,308)	(7,714)

	6,163,890	4,614,240

BANCO MACRO SA AND ITS SUBSIDIARIES

Other non-financial assets	12/31/2019	12/31/2018
Investments property (see note 16)	724,745	653,731
Advanced prepayments	235,280	242,797
Tax advances	37,671	226,270
Prepayments for the purchase of assets		244,945
Other	87,640	148,151

	1,085,336	1,515,894

(1)

As of December 31, 2019, includes 1,616,781 related to the transaction mentioned in note 21, which is considered as a high grade credit risk exposure in stage 1. During 2019, there were no transfers between stages. As of December 31, 2019 the related ECL amounted to 1,654 included in “Allowances”.

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

As of December 31, 2019 and 2018, amounts and profit or loss related to transactions generated with related parties are as follows:

•	Information as of December 31, 2019

	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Associates	Key management personnel (2)	Other related parties	Total
Assets
Cash and deposits in banks	480						480
Other financial assets		117,808					117,808
Loans and other financing (3)
Documents						550,433	550,433
Overdrafts					665,412	1,063,171	1,728,583
Credit cards					38,748	23,565	62,313
Leases		3,384				6,850	10,234
Mortgage loans					58,987		58,987
Other loans						334,625	334,625
Guarantees granted						571,462	571,462
Total assets	480	121,192			763,147	2,550,106	3,434,925

Liabilities
Deposits	11	900,662	84,018	22,918	13,063,833	1,321,487	15,392,929
Other financial liabilities					91	5,596	5,687

Total liabilities	11	900,662	84,018	22,918	13,063,924	1,327,083	15,398,616

Income
Interest income		9,549			75,069	225,895	310,513
Interest expense				(3,573)	(877,202)	(249,491)	(1,130,266)
Commissions income		558	190	193	55	5,478	6,474
Net loss from measurement of financial instruments at fair value					(39,903)	(208,507)	(248,410)
Other operating income	4					31	35
Administrative expenses						(39,422)	(39,422)
Other operating expenses						(102,737)	(102,737)

Income / (loss)	4	10,107	190	(3,380)	(841,981)	(368,753)	(1,203,813)

BANCO MACRO SA AND ITS SUBSIDIARIES

(1)	These transactions are eliminated during the consolidation process.
(2)	Includes close members family of the key management personnel.
(3)

The maximum financing amount for loans and other financing as of December 31, 2019 for Macro Securities SA, Key management personnel and other related parties amounted to 5,188, 823,354 y 3,598,780 respectively.

•	Information as of December 31, 2018

	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Associates		Key management personnel (2)	Other related parties	Total
Assets
Cash and deposits in banks	897							897
Other financial assets		38,882		31,781				70,663
Loans and other financing (3)
Documents							510,253	510,253
Overdrafts		9				5,392	249,058	254,459
Credit cards		440				29,244	79,106	108,790
Leases		8,839					2,164	11,003
Personal loans						2,135		2,135
Mortgage loans						84,336	547	84,883
Other loans							357,916	357,916
Guarantees granted							602,551	602,551
Other non-financial assets		127,953						127,953

Total assets	897	176,123		31,781		121,107	1,801,595	2,131,503

Liabilities
Deposits	20	416,602	61,921	2,729,174		7,522,718	1,514,701	12,245,136
Other financial liabilities				155,725		48	791	156,564
Issued corporate bonds		17,277						17,277
Subordinated corporate bonds							71,692	71,692
Other non-financial liabilities							183	183

Total liabilities	20	433,879	61,921	2,884,899		7,522,766	1,587,367	12,490,852

Income
Interest income						4,544	120,644	125,188
Interest expense		(5,879)		(348,087)		(628,039)	(38,619)	(1,020,624)
Commissions income		732	181	211		37	10,508	11,669
Administrative expenses							(18,058)	(18,058)
Other operating expenses				(2,340,988	) (4)		(48,340)	(2,389,328)

Income / (loss)		(5,147)	181	(2,688,864)		(623,458)	26,135	(3,291,153)

(1)	These transactions are eliminated during the consolidation process.
(2)	Includes close members family of the key management personnel.
(3)

The maximum financing amount for loans and other financing as of December 31, 2018 for Macro Securities SA, Key management personnel and other related parties amounted to 11,100, 126,597 and 2,385,976, respectively.

(4)	These losses were mainly generated by debit and credit cards processing expenses billed by Prisma Medios de Pago SA.

•	Information as of December 31, 2017

	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SA	Associates		Key management personnel (2)	Other related parties	Total
Income
Interest income		5,170			8,994	197,908	212,072
Interest expense	(700)		(346,285)		(7,884)	(12,482)	(367,351)
Commissions income		621	189		54	12,820	13,684
Commissions expenses						(32)	(32)
Other operating income	5	1,751					1,756
Administrative expenses						(33,326)	(33,326)
Other operating expenses		(40,371)	(1,713,900	) (3)		(59,621)	(1,813,892)

Income / (loss)	(695)	(32,829)	(2,059,996)		1,164	105,267	(1,987,089)

BANCO MACRO SA AND ITS SUBSIDIARIES

(1)	These transactions are eliminated during the consolidation process.
(2)	Includes close members family of the key management personnel.
(3)	These losses were mainly generated by debit and credit cards processing expenses billed by Prisma Medios de Pago SA.

Transactions generated by the Bank with its related parties to it for transactions arranged within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

The Bank does not have loans granted to directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of December 31, 2019, 2018 and 2017, totaled 239,149, 216,826 and 201,363, respectively.

In addition, fees received by the Directors as of December 31, 2019, 2018 and 2017 amounted to 2,072,977, 1,200,252 and 1,180,956, respectively.

Additionally, the composition of the Board of Directors and key management personnel of the Bank and its subsidiaries is as follows:

	12/31/2019	12/31/2018
Board of Directors	24	24
Senior managers of the key management personnel	10	15

	34	39

20.	MODIFICATIONS OF FINANCIAL ASSETS

As explained in note 52, on August 28, 2019, the Federal Executive Power (PEN, for its acronym in Spanish), through the Emergency Decree No. 596/2019 (DNU, for its acronym in Spanish) set, for certain short-term government securities, an immediate and stepped extension of their maturities, with no effects on the denomination currency, principal and the agreed-upon interest rate. This DNU, established the following schedule related to how these obligations will be canceled: (i) 15% upon maturity according to the original terms and conditions of its issuance, (ii) 90 calendar days after the payments described in (i), 25% of the amount owed will be cancelled, plus accrued interest over the carrying amount (net of the payments made according to section (i)); and (iii) the remaining amount owed will be cancelled 180 calendar days as from the first payment described in (i). For LECAPS with maturity date from January 1, 2020, the remaining amount owed, after the payments described in section (i), will be fully cancelled at 90 calendar days after such payments.

As the Bank had in its portfolio under amortized cost business model, government securities which contractual cash flows were modified as explained above, the Bank recalculated, at the modification date, the gross carrying amount of those financial assets as the present value of the modified contractual cash flows discounted at the original effective rate.

At the modification date, the gross carrying amount of the modified financial assets amounted to 9,524,860. As a consequence, the new gross carrying amount amounted to 6,658,625 and generated a modification loss for 2,866,235 included in “Other operating expenses” (see additionally note 38). As of December 31, 2019 the gross carrying amount of the Bank’s residual holding on these financial assets amounted to 6,608,365. All amounts disclosed in this paragraph are in terms of the measuring unit current at the end of the reporting period.

In the abovementioned note 52 are detailed other provisions established by the PEN, which have no effects for the Bank as of December 31, 2019.

21.	NON-CURRENT ASSETS HELD FOR SALE – PRISMA MEDIOS DE PAGO SA

As of December 31, 2018, the Bank maintained recorded its investment in Prisma Medios de Pago SA (“Prisma”), under non-current assets held for sale, due to the obligation to transfer all its shares within the scope of the Divestment obligation undertaken with the Argentine Antitrust Commission. Therefore, the investment was valued according to IFRS 5 “Non-current assets held for sale and discontinued operations”, at the lowest of its carrying amount and the best estimation of the fair value less costs until its sale. As of December 31, 2018 the investment amount, included in this item, amounted to 206,088.

BANCO MACRO SA AND ITS SUBSIDIARIES

On January 21, 2019, the Bank, together with the other shareholders, accepted a purchase offer made by AI ZENITH (Netherlands) B.V. (a company related to Advent International Corporation) for the acquisition of 1,933,051 common shares of par value Ps.1 each and entitled to one vote, representing 4.6775 % of its share capital, equivalent to 51% of the Bank’s capital stock in such company.

On February 1, 2019, the Bank completed the transfer of such shares for a total purchase price of (in thousands) USD 64,542 out of which the Bank received on the date hereof (in thousands) USD 38,311 and the payment of the balance for an amount of (in thousands) USD 26,231 shall be deferred for 5 years as follows: (i) 30% of such amount in Pesos adjusted by Unit of Purchasing Power (UVA, for its acronym in Spanish) at a 15% nominal annual rate; and (ii) 70% in US Dollars at a 10% nominal annual rate. The purchase price is guaranteed by the issuance of notes in favor of the Bank and pledges of the transferred shares.

During July 2019, the process to determine the final selling price of the shares of Prisma Medios de Pago SA was completed and the final price was (in thousands) USD 63,456. The difference arising from a final price lower than the estimated price was deducted from the price balance, therefore there was no need for the Bank to return any amounts received. All other payment conditions were not modified and remain in full force and effect under the terms described in this note. The amounts receivable, in pesos and US dollars, are recorded in the item “Other financial assets” (see note 18).

The remaining holding of the Bank in Prisma Medios de Pago SA (equivalent to 49%), is recorded in “Equity instruments at fair value through profit or loss” determined from valuations performed by independent experts.

In addition, sellers retained the usufruct (dividends) of the shares sold to be reported by Prisma for the year ended December 31, 2018, which were collected on April 26, 2019, and have the possibility to execute a put for the non-sold shares of this transaction (49%) and the buyer has the obligation to buy them, on an specific term established on the agreement, according with specifics clauses. Besides, the proportion applicable to the buyer of the dividends to be reported for the following fiscal years –with the buyer’s commitment to voting in favor of the distribution of certain minimum percentages– will be used to create a guarantee trust to repay the deferred price amount through the concession by the buyer and Prisma of a usufruct over the economic rights of the shares in favor of such trust.

The put option above mentioned, is recorded in “Derivatives financial instruments” and measured by valuations performed by independent experts.

22.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

The changes in provisions during the fiscal years ended on December 31, 2019 and 2018 are as follow:

Item	Amounts at beginning of fiscal year	Increases	Decreases			12/31/2019
			Reversals	Charge off	Monetary effects
For administrative, disciplinary and criminal penalties	1,104				(386)	718
Letters of credit, guarantees and other Commitments (1)	16,506	8,066			(7,299)	17,273
Commercial claims in progress	878,974	311,098		14,501	(336,115)	839,456
Labor lawsuits	169,358	131,980		45,187	(78,817)	177,334
Pension funds - reimbursement	191,177	120,184	26,976	55,617	(68,917)	159,851
Other	368,285	758,101		731,382	(116,119)	278,885

Total provisions	1,625,404	1,329,429	26,976	846,687	(607,653)	1,473,517

BANCO MACRO SA AND ITS SUBSIDIARIES

Item	Amounts at beginning of fiscal year	Increases	Decreases			12/31/2018
			Reversals	Charge off	Monetary effects
For administrative, disciplinary and criminal penalties	1,631				(527)	1,104
Letters of credit, guarantees and other Commitments (1)	5,993	15,052			(4,539)	16,506
Commercial claims in progress	754,364	434,394	469	54,117	(255,198)	878,974
Labor lawsuits	193,915	122,784		74,486	(72,855)	169,358
Pension funds – reimbursement	231,119	263,717	4,761	226,868	(72,030)	191,177
Other	397,294	1,152,165	21,719	989,276	(170,179)	368,285

Total provisions	1,584,316	1,988,112	26,949	1,344,747	(575,328)	1,625,404

(1)	These amounts correspond to the ECL calculated for Contingent Transactions mentioned in note 10

The expected terms to settle these obligations are as follows:

	12/31/2019
	Within 12 months	Beyond 12 months	12/31/2019	12/31/2018
For administrative, disciplinary and criminal penalties		718	718	1,104
Letters of credit, guarantees and other commitments (1)	17,273		17,273	16,506
Commercial claims in progress	679,980	159,476	839,456	878,974
Labor lawsuits	90,443	86,891	177,334	169,358
Pension funds – reimbursement	103,344	56,507	159,851	191,177
Other	243,801	35,084	278,885	368,285

	1,134,841	338,676	1,473,517	1,625,404

(1)	These amounts correspond to the ECL calculated for Contingent Transactions mentioned in note 10.

In the opinion of the Management of the Bank and its legal counsel, there are no other significant effects than those disclosed in these consolidated financial statements, the amounts and settlement terms of which have been recognized based on the current value of such estimates, considering the probable settlement date thereof.

23.	EMPLOYEE BENEFITS PAYABLE

The table below presents the amounts of employee benefits payable as of December 31, 2019 and 2018:

Short-term employee benefits	12/31/2019	12/31/2018
Salaries, gratifications and social security contributions	2,322,012	1,247,415
Vacation accrual	1,346,407	1,294,423

Total short-term employee benefits	3,668,419	2,541,838

The Bank has not long-term employee benefits or post-employment benefits as of December 31, 2019 and 2018.

24.	OTHER FINANCIAL AND NON-FINANCIAL LIABILITIES

The breakdown of the other financial and non-financial liabilities account in the statement of financial position is as follows:

Other financial liabilities	12/31/2019	12/31/2018
Credit and debit card settlement - due to merchants	13,479,768	15,689,033
Amounts payable for spot purchases pending settlement	2,554,079	1,433,557
Payment orders pending settlement foreign exchange	2,049,119	2,452,343
Collections and other transactions on account and behalf others	1,572,868	1,138,290
Leases liabilities (see note 13)	916,948
Amounts payable for spot purchases of foreign currency pending settlement	23,130	1,066,244
Amounts payable for spot purchases of government securities pending settlement	13,671	96,712
Other	1,560,025	1,682,951

	22,169,608	23,559,130

BANCO MACRO SA AND ITS SUBSIDIARIES

Other non-financial liabilities	12/31/2019	12/31/2018
Salaries and payroll taxes payables (see note 49.1.c)	3,668,419	2,541,838
Withholdings	2,306,083	2,135,682
Taxes payables	1,895,286	2,111,035
Miscellaneous payables	958,213	940,357
Fees payables	490,163	237,009
Retirement pension payment orders pending settlement	332,044	392,776
Other	474,281	686,320

	10,124,489	9,045,017

25.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of December 31, 2019 and 2018:

12/31/2019	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Assets
Cash and deposits in banks	100,680,063
Debt securities at fair value through profit or loss		500,038	523,182	207,944	45,863	1,277,027	4,000,528	397,453	4,397,981
Derivative instruments		50,685				50,685		565,217	565,217
Repo transactions		1,087,916				1,087,916
Other financial assets	2,782,280	1,895,941	2,166	284,621		2,182,728		1,198,882	1,198,882
Loans and other financing	2,922,412	91,584,374	21,845,603	14,935,811	16,620,476	144,986,264	26,742,049	46,247,089	72,989,138
Other debt securities		46,629,646	3,320,546	3,585,245	10,004,956	63,540,393	260,762	712,260	973,022
Financial assets delivered as guarantee	9,596,252	1,077,082				1,077,082
Equity instruments at fair value through profit or loss	2,616,728

Total assets	118,597,735	142,825,682	25,691,497	19,013,621	26,671,295	214,202,095	31,003,339	49,120,901	80,124,240

Liabilities
Deposits	142,745,235	90,728,654	25,189,418	3,212,952	937,365	120,068,389	41,350	10,380	51,730
Derivative instruments		293,136	341,147	134,449		768,732
Repo transactions		1,002,511				1,002,511
Other financial liabilities		21,067,471	95,375	103,374	162,933	21,429,153	312,894	427,561	740,455
Financing received from the BCRA and other financial institutions		1,027,593	816,684	136,171	79,319	2,059,767	147,466	38,571	186,037
Issued corporate bonds		188,928		61,191		250,119	2,434,000	2,840,920	5,274,920
Subordinated corporate bonds				353,663		353,663		23,958,000	23,958,000

Total liabilities	142,745,235	114,308,293	26,442,624	4,001,800	1,179,617	145,932,334	2,935,710	27,275,432	30,211,142

12/31/2018	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Assets
Cash and deposits in banks	115,012,597
Debt securities at fair value through profit or loss		1,409,584	450,619	399,144	326,040	2,585,387	403,556	1,064,859	1,468,415
Derivative instruments		24,361	2,241			26,602
Other financial assets	2,578,534	1,769,832	11,668	152,355		1,933,855	101,851		101,851
Loans and other financing	1,931,654	78,780,944	31,305,123	30,270,858	32,330,745	172,687,670	29,765,839	71,226,626	100,992,465
Other debt securities		85,644,351	4,227	1,276,420		86,924,998	11,156,908	1,268,828	12,425,736
Financial assets delivered as guarantee	10,112,433	280,660				280,660
Equity instruments at fair value through profit or loss	79,249

Total assets	129,714,467	167,909,732	31,773,878	32,098,777	32,656,785	264,439,172	41,428,154	73,560,313	114,988,467

BANCO MACRO SA AND ITS SUBSIDIARIES

12/31/2018	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Liabilities
Deposits	159,051,684	144,652,292	49,947,663	10,500,363	1,788,986	206,889,304	88,974	19,529	108,503
Derivative instruments		1,568		538		2,106
Repo transactions		253,003				253,003
Other financial liabilities		23,276,499	27,572	12,623	17,729	23,334,423	29,186	195,521	224,707
Financing received from the BCRA and other financial institutions		651,149	1,396,453	1,621,848	680,349	4,349,799	96,791	165,249	262,040
Issued corporate bonds		362,903		107,446		470,349		9,339,868	9,339,868
Subordinated corporate bonds				253,927		253,927		23,264,203	23,264,203

Total liabilities	159,051,684	169,197,414	51,371,688	12,496,745	2,487,064	235,552,911	214,951	32,984,370	33,199,321

26.	FOREIGN CURRENCY AMOUNTS

		12/31/2019				12/31/2018
	Total parent company and local branches	Total per currency
Item		US dollar	Euro	Real	Other	Total
ASSETS
Cash and deposits in banks	70,955,122	70,623,985	225,802	17,005	88,330	65,755,139
Debt securities at fair value through profit or loss	247,246	247,246				597,286
Derivative instruments	395,652	395,652				4,212
Other financial assets	3,749,958	3,749,958				2,378,184
Loans and other financing	38,973,779	38,973,779				70,622,301
To the non-financial government sector						123
Other financial institutions	608,185	608,185				746,278
From the non-financial private sector and foreign residents	38,365,594	38,365,594				69,875,900
Other debt securities	865,515	865,515				1,872,463
Financial assets delivered as guarantee	2,892,197	2,892,197				1,429,761
Equity instruments at fair value through profit or loss	10,621	10,621				8,839

TOTAL ASSETS	118,090,090	117,758,953	225,802	17,005	88,330	142,668,185

LIABILITIES
Deposits	79,681,979	79,681,979				109,769,019
Non-financial government sector	3,990,300	3,990,300				3,529,634
Financial sector	229,923	229,923				154,138
Non-financial private sector and foreign residents	75,461,756	75,461,756				106,085,247
Other financial liabilities	5,248,054	5,144,209	96,413		7,432	4,029,540
Financing from the Central Bank and other financial entities	2,045,624	2,045,624				3,997,749
Subordinated corporate bonds	24,311,663	24,311,663				23,518,130
Other non-financial liabilities	24,960	24,960				53,762

TOTAL LIABILITIES	111,312,280	111,208,435	96,413		7,432	141,368,200

27.	DISCLOSURES BY OPERATING SEGMENT

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

BANCO MACRO SA AND ITS SUBSIDIARIES

28.	INCOME TAX

a)	Inflation adjustment on income tax

Tax Reform Law 27430, amended by Laws 27468 and 27541, established the following, regarding to inflation adjustment on income tax for the fiscal years beginning on January 1, 2018.

i)	Such adjustment will be applicable in the fiscal year in which the variation of the IPC will be higher than 100% for the thirty-six months before the end of the tax period.

ii)

Regarding to the first, second and third fiscal year after its effective date, this procedure will be applicable if the variation of the abovementioned index, calculated from the beginning until the end of each of those fiscal years exceeds 55%, 30% and 15% for the first, second and third fiscal year of application, respectively.

iii)

The positive or negative inflation adjustment, as the case may be, corresponding to the first, second and third fiscal years beginning on January 1, 2018, shall be allocated one third in the fiscal year for which the adjustment is calculated and the remaining two thirds in equal parts in the following two immediate fiscal years.

iv)

The positive or negative inflation adjustment, corresponding to the first and second fiscal years beginning on January 1, 2019, shall be allocated one sixth to the fiscal year in which the adjustment is determined and the remaining five sixth in the following immediate fiscal years.

v)	For fiscal years beginning on January 1, 2021, 100% of the adjustment may be deducted in the year in which it will be determined.

As of December 31, 2019, all the conditions established by the income tax Law to practice the inflation adjustment are met and the current and deferred income tax was recognized, including the effects of the application of the inflation adjustment on income taxes established by Law (see section d) of this note).

b)	Income tax rate

The Law No. 27541 (see note 52) suspends, up to fiscal years beginning on January 1, 2019 included, the income tax rate reduction that had established the Law 27430, setting up for the suspended period a rate of 30%. For fiscal years beginning on January 1, 2022, the income rate will be 25%.

c)	The main items of deferred income tax

This tax shall be recognized following the liability method, recognizing (as credit or debt) the tax effect of temporary differences between the carrying amount of an asset or liability and its tax base, and its subsequent recognition in profit or loss for the fiscal year in which the reversal of such differences occurs, considering as well the possibility of using tax losses in the future.

Deferred tax assets and deferred tax liabilities in the statement of financial position are as follows:

	12/31/2019	12/31/2018
Deferred tax assets
Inflation adjustment (section d) of this note)	5,438,908
Allowances for contingencies	442,055	426,794
Provisions and employee benefits	388,925	400,563
Other financial assets	373,098	1,657
Loans and other financing	270,499	1,505,777
Other	373

Total deferred tax assets	6,913,858	2,334,791

Deferred tax liabilities
Property, plant and equipment	5,108,458	4,670,610
Intangible assets	970,288	884,607
Investments in other companies	653,194	64,112
Other financial and non-financial liabilities	465,853	317,324
Other	233,224

Total deferred tax liabilities	7,431,017	5,936,653

Deferred tax liabilities	517,159	3,601,862

BANCO MACRO SA AND ITS SUBSIDIARIES

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

Changes in net deferred tax liabilities as of December 31, 2019 and 2018 are summarized as follows:

	12/31/2019	12/31/2018
Net deferred tax liabilities at beginning of year	3,601,862	2,883,370
Profit / (loss) for deferred taxes recognized in the statements of income	3,123,443	(651,670)
Other tax effects	(38,740)	(66,822)

Net deferred tax liabilities at fiscal year end	517,159	3,601,862

The income tax recognized in the statement of income and in the statement of other comprehensive income differs from the income tax to be recognized if all income were subject to the current tax rate (see note 3.13).

The main items of income tax expense in the consolidated financial statements are as follows:

	12/31/2019	12/31/2018	12/31/2017
Current income tax expense (see section d) of this note)	13,163,185	11,014,273	13,137,430
(Profit) / loss for deferred taxes recognized in the statement of income	(3,123,443)	651,670	(1,604,489)
Other tax effects	38,740	66,822
Monetary effects	2,896,555	2,615,139	1,402,716

Income tax loss recorded in the statement of income	12,975,037	14,347,904	12,935,657
Income tax loss / (profit) recorded in other comprehensive income	111,791	(232,821)	45,848

	13,086,828	14,115,083	12,981,505

The table below shows the reconciliation between income tax and the amounts obtained by applying the current tax rate in Argentina to the income carrying amount:

	12/31/2019	12/31/2018	12/31/2017
Accounting Income before tax on continuing operations	33,625,684	13,266,075	22,069,122
Applicable income tax rate	30%	30%	35%

Income tax on income carrying amount	10,087,705	3,979,823	7,724,193

Net permanent differences and other tax effects (*)	(6,662,034)	218,840	(788,948)
Monetary effects	9,549,366	10,149,241	6,000,412

Total income tax	12,975,037	14,347,904	12,935,657

(*) As of December 31, 2019, includes 6,647,554 related to the inflation adjustment mentioned in section a) of this note.

As of December 31, 2019, 2018 and 2017, the effective income tax rate is 38.6%, 108.5% and 58.3%, respectively.

d)	Annual income tax return for fiscal year 2019

As decided by the Board of Directors in the meeting dated May 11, 2020, considering certain case-law on the subject assessed by its legal and tax advisors, the Bank will file with the AFIP during May (May 26, 2020 is the regulatory due date) its annual income tax return considering the total effect of the inflation adjustment on income tax (see section a) iv) of this note). As a result, the current income tax determined by the Bank for fiscal year 2019 amounted to 7,002,124.

29.	INTEREST INCOME

Description	12/31/2019	12/31/2018	12/31/2017
Interest and adjustment for the application of the effective interest rate of financial assets measured at amortized cost
For cash and bank deposits	260,610	42,687	32,838
For government securities	7,202,845	1,340,065
For debt securities	1,427,062	348,004	436,258

BANCO MACRO SA AND ITS SUBSIDIARIES

Description (contd.)	12/31/2019	12/31/2018	12/31/2017
For loans and other financing
Non financial public sector			10,025
Financial sector	2,072,660	2,197,293	1,251,873
Non-financial private sector
Overdrafts	16,100,277	10,106,400	6,802,541
Documents	5,578,114	6,166,140	4,657,787
Mortgage loans	8,103,107	7,679,158	2,617,392
Pledge loans	628,394	1,104,655	1,262,389
Personal loans	29,990,766	38,887,756	35,795,597
Credit cards	13,206,022	13,057,582	11,146,464
Leases	181,747	303,456	265,118
Other	6,068,720	8,368,521	6,718,872
For repo transactions
Central Bank of Argentina	406,144	49,333	1,626,655
Other financial institutions	2,878,851	642,703	95,088

Subtotal Interest and adjustment for the application of the effective interest rate of financial assets measured at amortized cost	94,105,319	90,293,753	72,718,897

Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through OCI
From debt government securities	57,461,321	29,920,506	13,745,675

Subtotal Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through OCI	57,461,321	29,920,506	13,745,675

	151,566,640	120,214,259	86,464,572

30.	INTEREST EXPENSE

Description	12/31/2019	12/31/2018	12/31/2017
From deposits
Non-financial private sector
Checking accounts	394,448	1,024,805
Saving accounts	658,507	633,960	294,134
Time deposits and investments accounts	58,225,160	39,794,118	23,036,663
For Financing received from BCRA and other financial entities	264,292	229,263	109,835
For repo transactions
Other financial institutions	336,492	336,326	279,495
For other financial liabilities	187,095	89,033	68,786
Issued corporate bonds	2,387,574	2,788,216	1,200,185
For subordinated corporate bonds	1,703,391	1,530,595	1,153,764

	64,156,959	46,426,316	26,142,862

31.	COMMISSIONS INCOME

Description	12/31/2019	12/31/2018	12/31/2017
Performance obligations satisfied at a point in time
Commissions related to obligations	11,132,435	13,977,988	13,021,523
Commissions related to credit cards	5,930,277	5,726,542	6,759,474
Commissions related to insurance	1,169,363	1,297,810	1,411,206
Commissions related to trading and foreign exchange transactions	455,909	416,484	338,602
Commissions related to securities value	273,147	160,305	159,055
Commissions related to loans and other financing	159,513	135,994	661,205
Commissions related to financial guarantees granted	3,973	630

Performance obligations satisfied over certain time period
Commissions related to credit cards	267,083	235,417	301,811
Commissions related to trading and foreign exchange transactions	33,960	30,792	45,777
Commissions related to loans and other financing	10,705	8,804	37,658
Commissions related to obligations	2,845	8,440	41,834
Commissions related to financial guarantees granted	2,223	1,485	7,986

	19,441,433	22,000,691	22,786,131

BANCO MACRO SA AND ITS SUBSIDIARIES

32.	COMMISSIONS EXPENSE

Description	12/31/2019	12/31/2018	12/31/2017
Commissions related to trading and foreign exchange transactions	153,622	75,603	50,152
Commissions related to debt securities		445	688
Commissions paid ATM exchange	776,979	601,308	718,359
Commissions credit cards and foreign trade	346,152	423,091	595,239
Checkbooks commissions and compensating cameras	333,194	330,242	348,791

	1,609,947	1,430,689	1,713,229

33.	NET GAIN FROM MEASUREMENT OF FINANCIAL INSTRUMENTS AT FAIR VALUE

Description	12/31/2019	12/31/2018	12/31/2017
Gain from government securities	1,888,037	841,758	613,269
Gain from private securities	832,617	501,240	240,058
Gain / (Loss) from derivative financial instruments
Forwards transactions	1,506,924	383,710	(63,976)
Put options	565,217
Gain from other financial assets	180,956	385,103	188,232
Gain from investment in equity instruments	3,327,805	20,549	476,012
Loss from sales or derecognition of financial assets at fair value (1)	(368,759)	(191,844)	(153)

	7,932,797	1,940,516	1,453,442

(1)	Includes gains and losses for an amount of (211,158), 94,423 and 46,335 for the years ended on December 31, 2019, 2018 and 2017, respectively, reclassified from other comprehensive income.

34.	DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

Description	12/31/2019	12/31/2018	12/31/2017
Translation of foreign currency assets and liabilities into pesos	(142,383)	(5,152,248)	2,557,707
Income from foreign currency exchange	3,639,684	2,459,789	907,727

	3,497,301	(2,692,459)	3,465,434

35.	OTHER OPERATING INCOME

Description	12/31/2019	12/31/2018	12/31/2017
Sale of non-current assets held for sale (see note 21)	3,298,397
Services	2,012,663	2,476,579	2,604,007
Adjustments and interest from other receivables	628,208	406,134	165,148
Derecognition or substantial modification of financial liabilities	409,089	1,082,142
Adjustments from other receivables with CER clauses	158,879
Initial recognition of loans	119,856	121,600
Sale of investment property and other non-financial assets		75,383	25,931
Sale of property, plant and equipment		58,375	1,445
Other	1,053,747	1,190,812	1,482,697

	7,680,839	5,411,025	4,279,228

36.	EMPLOYEE BENEFITS

Description	12/31/2019	12/31/2018	12/31/2017
Remunerations	14,659,764	14,487,872	14,856,783
Payroll taxes (see note 49.1.c)	4,303,126	2,819,542	2,711,615
Compensations and bonuses to employees	1,749,590	1,405,378	1,183,236
Employee services	490,116	479,910	533,499

	21,202,596	19,192,702	19,285,133

BANCO MACRO SA AND ITS SUBSIDIARIES

37.	ADMINISTRATIVE EXPENSES

Description	12/31/2019	12/31/2018	12/31/2017
Fees to directors and syndics	2,071,603	1,338,022	1,108,529
Maintenance, conservation and repair expenses	1,715,812	1,684,199	1,489,557
Armored truck, documentation and events	1,694,568	1,559,892	1,403,226
Taxes	1,515,681	1,707,051	1,817,013
Electricity and communications	1,185,887	1,094,525	875,861
Security services	1,184,114	1,331,120	1,347,203
Other fees	1,012,093	1,043,481	892,659
Software	817,012	776,739	651,433
Advertising and publicity	472,968	558,242	573,730
Leases	225,273	612,437	566,283
Representation, travel and transportation expenses	197,972	214,905	206,654
Insurance	121,477	114,796	113,244
Stationery and office supplies	102,209	109,690	108,648
Hired administrative services	85,610	123,144	308,051
Other	398,478	458,393	278,410

	12,800,757	12,726,636	11,740,501

38.	OTHER OPERATING EXPENSES

Description	12/31/2019	12/31/2018	12/31/2017
Turnover tax	10,231,629	10,825,343	8,658,803
For credit cards	3,670,412	3,701,433	3,454,955
Modification of financial assets (see note 20)	2,866,235
Charges for other provisions	1,431,716	1,993,045	1,745,683
Taxes (see note 49.1.c)	1,229,519	3,096	30,109
Deposit guarantee fund contributions	575,881	569,938	544,362
Donations	279,547	163,739	240,708
Loss from sale or impairment of non-financial assets	160,018		813
Interest on lease liabilities (see note 13)	121,967
Insurance claims	59,595	101,389	82,450
Initial recognition of loans			188,829
Other	1,474,376	1,656,169	2,110,530

	22,100,895	19,014,152	17,057,242

39.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

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

For the preparation of the statement of cash flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.

-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

BANCO MACRO SA AND ITS SUBSIDIARIES

-

Financing activities: activities that result in changes in the size and composition of the shareholders’ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the statement of cash flows and the relevant accounting items of the statement of financial position:

	12/31/2019	12/31/2018	12/31/2017
Cash and deposits in banks	100,680,063	115,012,597	80,770,127
Debt securities at fair value			46,368
Other debt securities	46,411,189	85,644,351	45,447,458
Loans and other financing	299,475	290,803	213,207

	147,390,727	200,947,751	126,477,160

The following table shows additional information on operational cash flows interest:

	12/31/2019	12/31/2018	12/31/2017
Interest paid	(72,140,064)	(36,077,758)	(26,615,742)
Interest collected	143,200,165	114,296,124	84,130,995

The following table shows further information of changes in liabilities arising from financing activities for the year ended December 31, 2019 (lease liabilities changes are disclosed in note 13):

	Financing received from the Central Bank of Argentina and other financial entities	Issued Corporate Bonds	Subordinated Corporate Bonds
Opening balance	4,611,839	9,810,217	23,518,130
Cash flow items
Proceeds	4,295	14,614
Payments	(2,356,979)	(3,009,728)	(1,619,379)
Non-cash flow items
Movement in accrued interest	190,840	2,385,073	1,682,205
Derecognition or substantial modification of financial liabilities		(409,089)
Difference in quoted prices of foreign currency	1,447,190		11,106,999
Monetary effects	(1,651,381)	(3,266,048)	(10,376,292)

Ending balance	2,245,804	5,525,039	24,311,663

40.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of December 31, 2019, amounted to 639,413. Since January 1, 2018, the Bank’s capital stock has changed as follows:

SHARES			CAPITAL STOCK
Class	Number of shares	Votes per share	Issued and outstanding	In treasury	Paid-in
Registered Class A shares of common stock	11,235,670	5	11,236		11,236
Registered Class B shares of common stock	658,427,351	1	658,427		658,427

Total as of January1, 2018	669,663,021		669,663		669,663

Own shares acquired (1)		1	(28,948)	28,948

Total 2018	669,663,021		640,715	28,948	669,663

BANCO MACRO SA AND ITS SUBSIDIARIES

SHARES			CAPITAL STOCK
Class	Number of shares	Votes per share	Issued and outstanding	In treasury	Paid-in
Own shares acquired (1)			(1,317)	1,317
Capital stock decrease (2)	(30,265,275)			(30,265)	(30,265)
Capital stock increase (3)	15,662		15		15

Total 2019	639,413,408		639,413		639,413

As of December 31, 2019:
Registered Class A shares of common stock	11,235,670	5	11,236		11,236
Registered Class B shares of common stock	628,177,738	1	628,177		628,177

Total 2019	639,413,408		639,413		639,413

(1)

Related to the repurchase of the Bank’s own shares under the programs established by the Bank’s Board of Directors on August 8, 2018, October 17, 2018 and December 20, 2018 with the purpose of reducing share price fluctuations, minimizing possible temporary imbalances between market supply and demand.

The Program dated on August 8, 2018, established, that the maximum amount of the investment amounted to 5,000,000 and the maximum numbers of shares to be acquired were equivalent to 5% of the capital stock. At the end of this program the Bank had acquired 21,463,005 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote for an amount of 5,578,851 (nominal amount: 3,113,925).

The Program dated on October 17, 2018, established the start over of the repurchase of the Bank’s own shares, with the pending use of funds of the abovementioned Program, already expired. At the end of this program, the Bank had acquired 6,774,019 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote for an amount of 1,620,728 (nominal amount: 995,786).

The Program dated on December 20, 2018, established that the maximum amount of the investment amounted to 900,000 and the maximum numbers of shares to be acquired were equivalent to 1% of the capital stock. At the end of this program the Bank had acquired 2,028,251 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote for an amount of 458,949 (nominal amount: 298,196) of which, as of December 31, 2018 were settled 711,386 common shares for an amount of 151,298 (nominal amount: 98,353), and in January 2019 were settled 1,316,865 common shares for an amount of 307,651 (nominal amount: 199,843).

(2)

Related to capital stock decrease approved by the Shareholders’ Meeting of Banco Macro SA held on April 30, 2019 for an amount of 30,265, equivalent to 30,265,275 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote, equivalent to all the own shares acquired as mentioned in section (1). On August 14, 2019 the Bank was notified that the capital stock decrease was registered at the Public Registry of Commerce.

(3)

Related to the capital stock increase through the issuance of 15,662 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote, approved by Shareholders’ Meeting mentioned in (2), due to the merger effects between Banco Macro SA and former Banco del Tucumán SA (see additionally note 2.4). On October 29, 2019 the Bank was notified that the capital stock increase was registered at the Public Registry of Commerce.

41.	EARNINGS/LOSS PER SHARE. DIVIDENDS

Basic earnings per share were calculated by dividing net profit / loss attributable to common shareholders of the Bank by the weighted average number of common shares outstanding during the fiscal year.

BANCO MACRO SA AND ITS SUBSIDIARIES

To determine the weighted average number of common shares outstanding during the fiscal year, the Bank used the number of common shares outstanding at the beginning of the period adjusted, if applicable, by the number of common shares bought back or issued during the fiscal year multiplied by the number of days that the shares were outstanding in the period. Note 40 provides a breakdown of the changes in the Bank’s capital stock.

The calculation of basic earnings per share is disclosed in the table of Earnings per share included in the consolidated statement of income.

Dividends paid and proposed

Cash dividends paid during the fiscal years 2018 and 2017 to the shareholders of the Bank amounted to 6,940,053 (nominal amount: 3,348,315) and 1,824,679 (nominal amount: 701,476), respectively, which considering the number of shares outstanding to the date of effective payment and the inflation adjustment, represented 10.83 and 2.72 pesos per share, respectively.

The Shareholders’ Meeting held on April 30, 2019 resolved to distribute cash dividends for an amount of 8,506,548 (nominal amount: 6,393,978), which considering the number of shares outstanding at the date of such resolution and the inflation adjustment, represented 13.30 per share. These cash dividends were paid and made available on May 14, 2019. See also note 50.

Finally, the Shareholders’ Meeting dated on April 30, 2020, approved, among other issues, to distribute a cash dividend for an amount of 12,788,268 (nominal amount) which represents 20 per share. As mentioned in note 50, no earning distribution will be approved by the BCRA up to June 30, 2020.

42.	DEPOSIT GUARANTEE INSURANCE

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

Banco Macro SA holds an 8.9440% interest in the capital stock of Sedesa according to the percentages disclosed by BCRA Communiqué “B” 11959 on February 27, 2020.

All deposits in pesos and foreign currency placed in participating entities in the form of checking accounts, savings accounts, certificates of deposits or other forms of deposit that the BCRA may determine from time to time shall be subject to the abovementioned Deposit Guarantee Insurance System up to the amount of 1,000, not restated, (from May 1, 2020 the amount is raised to 1,500; except for those performed by individuals at the minimum nominal rate in pesos, raised to 1,000 per individuals) which must meet the requirements provided for in Presidential Decree 540/1995 and other requirements that the regulatory authority may from time to time determine. On the other hand, the BCRA provided for the exclusion of the guarantee system, among others, of any deposits made by other financial entities, deposits made by persons related to the Bank and securities deposits.

43.	RESTRICTED ASSETS

As of December 31, 2019 and 2018, the following Bank’s assets are restricted:

Item	12/31/2019	12/31/2018
Debt securities at fair value through profit or loss and other debt securities
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 securing the sectorial Credit Program of the Province of San Juan. Production investment financing fund.	150,907	99,533
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 securing the regional economies Competitiveness Program – IDB loan No. 3174/OC-AR.	117,332	167,110
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 used as security in favor of Sedesa (1).	96,364	142,537
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 for minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/13, as amended, of the CNV	21,664	22,490

BANCO MACRO SA AND ITS SUBSIDIARIES

Item (Contd.)	12/31/2019	12/31/2018
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 securing a IDB loan of Province of San Juan No. 2763/OC-AR.	3,434	10,167
• National treasury bills in pesos adjusted by CER, maturing 2021 for minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/2013 of the CNV		15,964

Subtotal debt securities at fair value through profit or loss and other debt securities	389,701	457,801

Other financial assets
• Mutual fund shares for minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/13, as amended, of the CNV	67,300	52,701
• Sundry debtors – Other	3,449	3,714
• Sundry debtors – attachment within the scope of the claim filed by the DGR against the City of Buenos Aires for differences on turnover tax.	827	1,272

Subtotal Other financial assets	71,576	57,687

Loans and other financing – non-financial private sector and foreign residents
• Interests derived from contributions made as contributing partner (2)		49,996

Subtotal loans and other financing		49,996

Financial assets delivered as a guarantee
• Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	7,438,646	8,798,598
• Forward purchase for repo transactions	1,077,082	280,660
• Guarantee deposits related to credit and debit card transactions.	806,613	1,149,859
• Other guarantee deposits	1,350,993	163,977

Subtotal Financial assets delivered as a guarantee	10,673,334	10,393,094

Other non-financial assets
• Real property related to a call option sold	320,733	112,305

Subtotal Other non-financial assets	320,733	112,305

Total	11,455,344	11,070,883

(1)

As replacement for the preferred shares of former Nuevo Banco Bisel SA to secure to Sedesa the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021.

(2)

In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made. They are related to the following risk funds: Risk fund Los Grobo SGR and Risk fund of Avaluar SGR as of December 31, 2018.

44.	TRUST ACTIVITIES

The Bank is related to several types of trusts. The different trust agreements according to the business purpose sought by the Bank are disclosed below:

44.1.	Financial trusts for investment purposes

Debt securities include mainly prepayments towards the placement price of provisional trust securities of the financial trusts under public and private offerings (Consubond, Secubono, Carfacil, Agrocap and Red Surcos). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon compensation. If after making the best efforts, such trust securities cannot be placed, the Bank will retain the definitive trust securities.

BANCO MACRO SA AND ITS SUBSIDIARIES

In addition, the Bank’s portfolio is completed with financial trusts for investment purposes, trust securities of definitive financial trusts in public and private offering (Consubond, Garbarino, Chubut Regalías Hidrocarburíferas, Secubono, Megabono, Accicom and Carfauto) and certificates of participation (Saenz Créditos and Arfintech).

As of December 31, 2019 and 2018, debt securities and certificates of participation in financial trusts for investment purposes, total 1,936,980 and 2,128,612, respectively.

According to the latest accounting information available as of the date of issuance of these consolidated financial statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

44.2.	Trusts created using financial assets transferred by the Bank (securitization)

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities for which collection is guaranteed by the cash flow resulting from such assets or group of assets. Through this way the funds that were originally used by the Bank to finance the loans are obtained earlier.

As of December 31, 2019 and 2018, considering the latest available accounting information as of the date of these consolidated financial statements, the assets managed through Macro Fiducia SA (subsidiary) of this type of trusts amounted to 9,154 and 107,438, respectively.

44.3.	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor’s non-compliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send it to the Bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no non-compliance or delays by debtor in the obligations assumed with the beneficiary, the trustee shall not execute the guarantee and all excess amounts as to the value of the obligations are reimbursed by the trustee to the debtor.

As of December 31, 2019 and 2018, considering the latest available accounting information as of the date of these consolidated financial statements, the assets managed by the Bank amounted to 1,026,352 and 414,583, respectively.

44.4.	Trusts in which the Bank acts as trustee (management)

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

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes:

-	Guaranteeing, in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

-	Promoting the production development of the private economic sector at a provincial level.

-	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

BANCO MACRO SA AND ITS SUBSIDIARIES

As of December 31, 2019 and 2018, considering the latest available accounting information as of these consolidated financial statements, the assets managed by the Bank amounted to 6,323,921 and 4,647,956 respectively.

45.	MUTUAL FUNDS DEPOSITARY FUNCTION

As of December 31, 2019 Banco Macro SA, in its capacity as depositary company, holds in custody the shares in mutual funds subscribed by third parties and assets from the following mutual funds:

Fund	Number of shares	Equity
Pionero Pesos	365,004,359	2,597,555
Pionero Renta Ahorro	99,618,143	1,370,068
Pionero F F	27,004,093	327,228
Pionero Renta	4,039,467	108,451
Pionero Acciones	8,370,788	244,683
Pionero Renta Plus	143,370	4,634
Pionero Empresas FCI Abierto Pymes	234,534,859	1,062,430
Pionero Pesos Plus	1,894,509,380	8,063,038
Pionero Renta Ahorro Plus	154,409,497	474,505
Pionero Renta Mixta I	12,286,559	25,961
Pionero Renta Mixta II	26,374	50
Pionero Renta Estratégico	555,014,792	1,006,476
Pionero Renta Capital	50,000	50
Pionero Argentina Bicentenario	309,931,572	463,747
Pionero Ahorro Dólares	5,357,738	289,462
Pionero Renta Global	50,000	2,995
Pionero Renta Fija Dólares	3,952,154	176,696
Argenfunds Renta Pesos	525,260,972	2,065,720
Argenfunds Renta Argentina	16,452,325	83,311
Argenfunds Ahorro Pesos	46,647,904	301,152
Argenfunds Renta Privada FCI	25,063,747	238,894
Argenfunds Abierto Pymes	493,420,605	742,415
Argenfunds Renta Total	839,093,194	2,849,083
Argenfunds Renta Flexible	629,357,041	1,623,575
Argenfunds Renta Dinámica	118,107,501	282,638
Argenfunds Renta Mixta	117,445,198	79,196
Argenfunds Renta Global	21,042,794	51,659
Argenfunds Renta Capital	32,288,605	1,964,829
Argenfunds Renta Balanceada	46,257,703	120,396
Argenfunds Liquidez	2,798,316,372	3,604,188
Argenfunds Retorno Absoluto	302,845,328	373,248
Argenfunds Renta Crecimiento	312,066	16,566
Argenfunds Renta Mixta Plus	4,840,171	263,260
Argenfunds Renta Variable	100,000	69

BANCO MACRO SA AND ITS SUBSIDIARIES

46.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for December 2019 are listed below, indicating the amounts as of month-end of the related items:

Description	Banco Macro SA - amounts
Cash and deposits in banks
Amounts in BCRA accounts	55,158,158
Other debt securities
Central Bank Bills computable for the minimum cash requirements	11,737,430
Government securities computable for the minimum cash requirements	8,007,622
Financial assets delivered as guarantee
Special guarantee accounts with the BCRA	7,438,646

Total	82,341,856

47.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded by Banco Macro SA in these consolidated financial statements amount to:

Corporate Bonds	Original value		Residual face value as of 12/31/2019	12/31/2019	12/31/2018
Subordinated Resettable – Class A	USD 400,000,000	(a.1)	USD 400,000,000	24,311,663	23,518,130
Non-subordinated – Class B	Ps. 4,620,570,000	(a.2)	Ps. 2,889,191,000	2,902,111	5,323,901
Non-subordinated – Class C	Ps. 3,207,500,000	(a.3)	Ps. 3,207,500,000	2,622,928	4,486,316

Total				29,836,702	33,328,347

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

BANCO MACRO SA AND ITS SUBSIDIARIES

On October 17, 2018 and October 16, 2019 the Board of Directors decided to pay off these corporate bonds for a face value of pesos 1,229,518,000 and 501,861,000, respectively, equivalent to the amount of purchases made as those date.

As of the date of issuance of these consolidated financial statements, the Bank made purchases of this issuance for a face value of pesos 506,995,000 with a remaining outstanding face value of 2,382,196,000.

a.3)

On April 9, 2018, under the Global Program mention on item a.1), Banco Macro SA issued non-subordinated simple corporate bonds Class C, for a face value of pesos 3,207,500,000, at an annual variable rate equivalent to the sum of (i) Badlar private rate applicable for the related accrued period; plus (ii) applicable margin of 3.5% p.a., fully amortizable upon maturity (April 9, 2021). Interest will be paid quarterly for the periods due on July 9, October 9, January 9 and April 9 of every year, beginning on July 9, 2018.

In addition, the Bank may fully redeem the issuance for tax matters, but not partially. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

The Bank made purchases of this issuance for a face value of pesos 794,500,000, with a remaining outstanding face value of pesos 2,413,000,000. In addition, on October 16, 2019 and January 29, 2020, the Board of Directors decided to pay off these corporate bonds for a face value of 750,500,000 and 44,000,000, respectively.

As of the date of issuance of these consolidated financial statements the Bank made new purchases of this issuance for a face value of pesos 45,000,000 with a remaining outstanding face value of 2,368,000,000.

The Shareholder´s Meeting held on April 27, 2018, resolved to increase the maximum amount of the Global Program for the Issuance of Corporate Bonds for a face value from USD 1,500,000,000 to USD 2,500,000,000 or an equal amount in other currencies, as determinated by the Board of Directors in due time. During the meeting held on April 10, 2019 the Board of Directors decided to use the maximum amount of the Global Program for the Issuance of Corporate Bonds approved on April 27, 2018, i.e., U$S 1,000,000,000 (one billon US dollars) or an equal amount in other currencies or value units, for the issuance of Corporate Bonds under CNV frequent issuers system.

48.	OFF BALANCE SHEET TRANSACTIONS

In addition to note 10, the Bank maintains different off balance sheet transactions, pursuant to the BCRA standards. Below are the amounts of the main off Balance sheet transactions as of December 31, 2019 and 2018:

Item	12/31/2019	12/31/2018
Custody of government and private securities and other assets held by third parties	81,402,991	123,144,365
Preferred and other collaterals received from customers (1)	55,540,563	70,061,801
Outstanding checks not yet paid	8,021,022	5,158,588
Checks already deposited and pending clearance	3,017,045	2,585,722
Written-off credits	3,031,951	4,250,248

(1) Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force in this matter.

49.	TAX AND OTHER CLAIMS

49.1.	Tax claims

The Federal Public Revenue Agency (AFIP, for its acronym in Spanish) and tax authorities of the relevant jurisdictions have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax). As a result, there are claims pending at court and/or administrative levels, either subject to discussion or appeal. The most significant claims are summarized below:

a) AFIP’s challenges against the income tax returns filed by former Banco Bansud SA (for the fiscal years since June 30, 1995, through June 30, 1999, and of the irregular six-month period ended December 31, 1999) and by former Banco Macro SA (for the fiscal years ended since December 31, 1998, through December 31, 2000).

BANCO MACRO SA AND ITS SUBSIDIARIES

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

c) Pursuant to section 2, Presidential Decree No. 814/01, the Bank began applying the 17% rate instead of the 21% rate to settle payroll taxes as from November 2012. According to such presidential decree, the contributions made by private sector employers and by those governed by section 1, Law No. 22,016, would be taxable at a single and reduced 16% rate (subsequently, 17%).

The Bank was included in the scope of the abovementioned presidential decree merely due to the government interest in the Bank governed by General Business Associations Law No. 19,550 and based on the clarifications included subsequently in Tax Reform Law No. 27,430. The Argentine Government has an interest on the Bank through the ANSES-FGS (Sustainability Guarantee Fund), as a result of the nationalization of funds from AFJPs (private pension fund managers) in 2008. As of December 31, 2019, such interest represents 27.80% of the capital stock of Banco Macro S.A. and, by exercising its voting rights, it managed to appoint members of the Board of Directors and the Statutory Audit Committee.

On February 20, 2018, the AFIP required to the Bank to clarify the reasons for using such reduced rate. On March 14, 2018, the Bank provided a detailed explanation ratifying its position.

After several procedures and the submission of factual and legal grounds, as the Bank is allowed to do by law, the AFIP submitted the case file for consultation to the Ministry of Economy, which in turn submitted it to the Argentine Attorney General’s Office on April 3, 2019, to request its participation in its capacity as the superior authority of the body of Argentine Government’s attorneys and legal services for federal public administration.

Even though the Argentine Attorney General’s Office has issued no resolution in this regard, on June 24, 2019, the Bank decided to join the installment-payment plan from November 2012 through March 2019, pursuant to AFIP General Resolution No. 4477/2019. The plan offered 60 installments, an interest rate that is significantly lower than current rates applicable to tax or social security obligations and a material fine reduction. This entailed an economic and financial benefit for the Bank because, in connection with the settlement of the abovementioned social security payables and even within the context of appeals against resolutions affecting its rights, it would have required the full payment of the periods challenged –potentially obtaining the reimbursement of the amounts paid– at a 6% annual nominal rate, in accordance with the legal framework then effective.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above-mentioned proceedings other than those disclosed in these consolidated financial statements.

49.2.	Other claims

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

BANCO MACRO SA AND ITS SUBSIDIARIES

Moreover, the Bank is also subject to three class actions initiated by consumers’ associations for the same purpose: a) Adecua v, Banco Macro on ordinary proceedings, File No. 20495/2007, pending with Commercial Court No.7 in and for the City of Buenos Aires, Clerk’s Office No. 13; b) Damnificados Financieros Asociación Civil Para Su Defensa et al v, Banco Macro on summary proceedings, File No. 37729/2007, pending with Commercial Court No. 7 in and for the City of Buenos Aires, Clerk’s Office No. 13; c) Unión de Usuarios y Consumidores v. Nuevo Banco Bisel on ordinary proceedings, File No. 44704/2008, pending with Commercial Court No. 26 in and for the City of Buenos Aires, Clerk’s Office No. 52.

Furthermore, there is a case challenging the Bank for charging credit card users until December 2014 a commission for “purchase limit excess” that consisted of a percentage over the purchase limit excess amount. It is styled “User and Consumer Union et. al v. Banco Macro SA on summary proceedings” [Unión de Usuarios y Consumidores y otro c/ Banco Macro SA s/ Sumarísimo], file No. 31958/2010, pending with Commercial Court No. 1 in and for the City of Buenos Aires, Clerk’s Office No 1. On 03/15/2019 a court order was passed against the Bank from a trial court that ordered the reimbursement for all the collected amounts plus VAT and interest. Although this court decision was appealed, the Entity understands that there is a low probability that a favorable ruling shall be obtained from the trial court, as the Entity became aware that the Court of Appeals approved related actions against other two banks, an agreement was reached and filed for court-approvement effects on 11/03/2020. On such agreement, the Bank compromised to reimburse to credit card users for the period from August 2007 to December 2014, the amounts collected over the abovementioned concepts plus VAT over such commissions and interest calculated at the average current rate for Documents transactions in force at the Banco de la Nacion Argentina. The court agreement is pending resolution.

There are also other class actions initiated by consumer protection associations in relation to the collection of certain commissions and/or financial charges or practices and certain withholdings made by the Bank to individuals as Buenos Aires City stamp tax withholding agent.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above-mentioned proceedings other than those disclosed in these consolidated financial statements.

50.	RESTRICTION ON DIVIDENDS DISTRIBUTION

a)

According to BCRA regulations, 20% of Banco Macro SA income (calculated in accordance with BCRA standards) for the year plus/less prior-year adjustments and less accumulated losses as for the prior year-end, if any, should be allocated to the legal retained earnings. Consequently, the shareholders’ meeting dated on April 30, 2020 applied 8,159,955 out of unappropriated retained earnings, to increase such legal earnings reserves.

b)

Through BCRA rules related to Earnings distribution of financial entities, the BCRA establishes the general procedure to distribute earnings. According to that procedure, earnings may only be distributed if certain circumstances are met such as no records of financial assistance from the BCRA due to illiquidity or shortages in payments of minimum capital or minimum cash requirement deficiencies and not being subject to the provisions of sections 34 and 35 bis of the Financial Entities Law (sections dealing with tax payment and restructuring agreements and reorganization of the Bank), among other conditions listed in the abovementioned communiqué that must be met. In addition, as established by BCRA Communiqué “A” 6768, considering that for statutory purposes argentinean banks do not apply section 5.5. of IFRS 9 (impairment) and IAS 29 (inflation adjustment), the earnings distribution approved by the Shareholders’ Meeting of the Bank could only be formalized once the Superintendence of Financial and Foreign Exchange Institutions assesses the potential effects of the application of IFRS according to Communiqué “A” 6430 (section 5.5 IFRS 9 “Impairment”) and the restatement of financial statements according to Communiqué “A” 6651. Finally, through BCRA Communiqué “A” 6939 issued on March 19, 2020, the BCRA decided that no earning distribution will be approved up to June 30, 2020.

In addition, profits may only be distributed to the extent that the financial institution has positive results, after deducting, on a non-accounting basis, from retained earnings and the optional reserves for the future distribution of profits, (i) the amounts of the legal and other earnings reserves which are mandatory, (ii) all debit amounts of each one of the accounting items recognized in “Other Comprehensive Income”, (iii) income from of the revaluation of property, plant and equipment, intangible assets and investment property, (iv) the positive net difference between the amortized cost and the fair value of government debt instruments and/or monetary regulation instruments issued by the BCRA for those instruments recognized at amortized cost, (v) the adjustments identified by the Superintendency of Financial and Exchange Entities of the BCRA or by the independent external auditor and that have not been recognized in the accounting records and (vi) certain franchises granted by the BCRA. Additionally, no profit distributions shall be made out of the profit originated as a result of the first-time application of the IFRS, which was created a special reserve, and it balance as of December 31, 2019 was 3,475,669 (not restated).

BANCO MACRO SA AND ITS SUBSIDIARIES

As of December 31, 2019, the related adjustments (not restated) to be made on unappropriated retained earnings are as follows:

i.	Legal earnings reserve 8,159,955.

ii.	Debit amounts of the accounting items recognized in “Other comprehensive income” 346,414.

iii.	The positive net difference between the amortized cost and the fair value 9,786.

Additionally, the maximum amount to be distributed shall not be over the minimum capital excess recalculating, exclusively for these purposes, the position in order to consider the above-mentioned adjustments, among other issues.

On the other hand, the Bank must verify that, after completion of the proposed profit distribution, a capital maintenance margin equal to 3.5% of risk-weighted assets is kept, apart from the minimum capital required by law, to be integrated by Tier 1(Con1) ordinary capital, net of deductible items (CDCOn1).

c)

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

As mentioned in note 41, the Shareholders’ meeting dated on April 30, 2020 approved a cash dividend amounted to 12,788,268 (nominal amount).

51.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

As financial institution, the activities of Banco Macro SA are governed by the Financial Entities Law No. 21,526, as supplementary, and the regulations issued by the BCRA. Moreover, they adhere to the good banking practices laid out in BCRA Communiqué “A” 5201 (Financial Entities Corporate Governance Guidelines) as supplementary.

The Bank publicly trades its shares on the BCBA and, thus, it is subject to the regulations issued by the CNV.

Through General Resolution No. 797/19, the CNV established the minimum contents of the Corporate Governance Code, adding notions of good corporate governance to corporate management as guidelines or recommendations that seek to provide transparency thereto. The CNV annually requires the issuance of a report in which financial institutions have to explain how the recommendations are implemented or to explain the reasons why it decided not to adopt the good practices described in such resolution. The Bank annually publishes a document called Corporate Governance Explanatory Report together with the Annual Report to the Shareholders for the fiscal year, required by regulations, which is available on the Bank’s website and on that of such enforcement agency.

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

The main guidelines under the BCRA standards contemplated in the revised text “Financial Entities Corporate Governance Guidelines”, as supplementary, are as follows:

•	Ownership structure

As of December 31, 2019, the Bank’s shareholders are:

FULL NAME/ CORPORATE NAME	Participating Interest	Voting Interest
Brito Jorge Horacio	17.37	19.37
Carballo Delfín Jorge Ezequiel	17.47	19.19
ANSES FGS Law No. 26425	28.80	26.90
Grouped shareholders (Local Stock Exchanges)	6.11	6.27
Grouped shareholders (Foreign stock exchanges)	30.25	28.27

BANCO MACRO SA AND ITS SUBSIDIARIES

•	Board of Directors and Senior Management

The Bank’s Board of Directors is currently made up of 13 regular members. Members are renewed by thirds and the appointed Directors remain in office for three fiscal years. Directors are nominated and appointed by the Shareholders’ Meeting. Once elected, the BCRA must confirm the designation of the Directors, expressly authorizing them to accept the designation, pursuant to the terms as to experience and knowledge, contained in the rules CREFI 2-Creation, Operation and Expansion –XV- Financial Entities Authorities. The following table shows the Bank’s Board of Directors as of December 31, 2019:

Name	Position
Delfín Jorge Ezequiel Carballo (1)	Chairman
Jorge Pablo Brito (1)	Vice chairman
Carlos Alberto Giovanelli	Director
Nelson Damián Pozzoli	Director
Fabian Alejandro de Paul (*)	Director
Martín Estanislao Gorosito (*)(**) (2)	Director
Constanza Brito	Director
Guillermo Stanley	Director
Mario Luis Vicens (*)	Director
Juan Martín Monge Varela(*)(**) (2)	Director
Marcos Brito	Director
Alejandro Eduardo Fargosi (*)(**) (2)	Director
Delfín Federico Ezequiel Carballo	Director
Santiago Horacio Seeber	Alternate director
Alejandro Guillermo Chiti (**) (2)	Alternate director
Alan Whamond (*)	Alternate director

(*)	Independent directors
(**)	Designated by Anses-Fgs
(1)

The Board of Directors held on April 30, 2020, decided, among other issues the designation of Jorge Horacio Brito as Chairman and Delfín Jorge Ezequiel Carballo as Vice chairman. Jorge Pablo Brito continues as a member of the Board of Directors.

(2)

The Shareholders’ Meeting held on April 30, 2020 decided the designation of Ramiro Tosi and Guillermo Merendiz as Directors for the Anses-Fgs in place of Martín Estanislao Gorosito and Alejandro Eduardo Fargosi. The designation of Directors in place of Juan Martin Monge Varela and Alejandro Guillermo Chiti is pending resolution up to the next Shareholders’ Meeting.

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

Senior Management is directed by a General Manager designated by the Board and includes as well officers reporting directly to the general manager, as well as officers of three staff areas reporting directly to the Board. Members are detailed below:

Gustavo Alejandro Manriquez	General manager
Ernesto Eduardo Medina	Human resources manager
Jorge Francisco Scarinci	Finance and investor relation manager
Francisco Muro	Distribution and sales manager
Ana María Magdalena Marcet	Credit risk manager
María Milagro Medrano	Institutional relations and customer service manager
Agustín Devoto	Investment banking manager
Ernesto López	Legal manager
Alberto Figueroa	Internal audit manager
Adrian Mariano Scosceria	Corporate banking manager
Leonardo Maglia	Operations and system manager
Juan Domingo Mazzon	Government and Management control manager
Eduardo Covello	Banking operations manager
Gerardo Álvarez	Administration manager
Marilis de Carballo	Organizational Process manager
Manuel Rawson Paz	Mergers and acquisitions manager

BANCO MACRO SA AND ITS SUBSIDIARIES

•	Committees

The corporate by-laws state that the Board of Directors may establish such Committees as it deems appropriate for the business of the Bank, as well as appoint their members. The Bank currently features the following Committees:

Committee	Functions
CNV Audit / SEC	They are established in Capital Markets Law as supplementary.

Internal Audit	Overseeing the proper operation of the internal control systems defined at the Bank through a periodic assessment thereof and contributing to improving the effectiveness of internal controls.

Integral Risk Management	It is in charge of monitoring Senior Management’s activities involving the management of credit, market, liquidity, operational, compliance and reputation risks, among others. It advises the Board of Directors on the Bank’s risks.

Assets and Liabilities	Setting out the Bank’s financial strategy, analyzing the markets and establishing the policies on assets and liabilities, management of market, liquidity, interest rate and currency risks.

IT	Overseeing the proper operation of the information technology environment and contributing to improving the effectiveness thereof.

Credit	Approving credit transactions based on credit capacity.

Legal Recovery	Incumbent in defining payment arrangements exceeding the predetermined parameters, as well as reclassifying portfolio to be subject to legal proceedings or accounting derecognitions.

Personnel Incentives	Ensuring the financial incentives for personnel system is consistent with the culture, the objectives, the business in the long term, the strategy and the control environment of the Bank.

Ethics and Compliance	Ensuring the Bank has the proper means with which to promote correct decision-making and compliance with internal and external regulations.

Corporate Governance and Designations	The Committee’s duties include those related to the process of renewing and replacing Senior Management members and the succession plans. It is also in charge of applying the Corporate Governance Code at the Bank and at its subsidiaries.

Anti-money Laundering	Planning and coordinating compliance with the policies established by the Board of Directors on the matter.

Financial Services User Protection	The duties of this Committee include those related to ensure the existence and maintenance of a financial services user protection process and a customer service system.

•	Code of ethics

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

BANCO MACRO SA AND ITS SUBSIDIARIES

•	Ethical line

According with ethical behavior standards, it was implemented for the Bank and its subsidiaries, Macro Securities SA, Macro Fondos SGFCI SA, Macro Fiducia SA and Argenpay SAU, an Ethical line or a report channel, which is managed by an external third party, ensuring compliance with anonymity and confidentiality principles.

Reports are received by the Ethical and Compliance Committee, who takes knowledgment of them, as well as the resolution of cases, following the protocols.

Branches

The Bank has 463 branches throughout the entire country.

Subsidiaries

The Bank carries out certain transactions through its subsidiaries, which are identified in note 3 to these consolidated financial statements.

Business lines

The Bank’s business lines and transactions with trusts are mentioned in notes 1, 44 and 45, respectively.

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

The Bank acts as financial agent in the Provinces of Misiones, Salta, Jujuy and Tucumán and the Municipalities of San Miguel de Tucumán and Yerba Buena.

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

BANCO MACRO SA AND ITS SUBSIDIARIES

These sustainability values are disclosed in the Comprehensive Report as a major milestone to align the financial information (in documents such as the Letter to the Shareholders and financial statements) and ensure their integration and consistency with corporate sustainability.

•	Anticorruption policy

Pursuant to Law No. 27401 (Law on Corporate Criminal Liability), the Board establishes that officers and employees of the Bank and its subsidiaries shall not offer to pay, pay or authorize the payment of money or anything of value to (public) officers to obtaining or keeping a business. It also extends these guidelines to the private sphere. These principles are contained in the Code of Ethics for directors and senior managers, and the Code of Conduct for all employees. Besides, the Bank has a Code of Conduct for suppliers.

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

These anticorruption policies, although they are aimed at transactions within the public sector, also apply to transactions between private parties, as specifically set forth in the Code of Ethic and the Code of Conduct.

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

BANCO MACRO SA AND ITS SUBSIDIARIES

•	Public information

The information related to corporate governance at the Bank is included within the transparency policy contained in such precepts and, hence, is available to interested members of the public on the website www.macro.com.ar (“Conocenos” – Relaciones con Inversores) and, www.bancodeltucuman.com.ar (“Información institucional e Inversores”) additionally, some guidelines are disclosed in other notes to these consolidated financial statements. Moreover, the Bank’s public information is disclosed on the websites of the BCRA (www.bcra.gob.ar) and the CNV (www.cnv.gob.ar).

In addition, the Bank publishes the Market Discipline Report, pursuant to the guidelines established by the BCRA for such information regime, in accordance with the criteria of the Basel Banking Supervision Committee, which is available in the Bank’s website.

Risk management

Within the framework of the Corporate Governance policy, the Board of Directors of the Bank resolved the creation of a Risk Management Committee. The Bank has appointed a Risk Manager who reports directly to the Board of Directors.

Its duties include ensuring that an independent risk management be established, establishing policies, procedures and measurement methodologies and report systems which allow the identification, measurement and monitoring of the risk under its charge and also, the duties of each organizational level in the process.

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

Integral Risk Management

The Risk Management area is in charge of the Financial Risk, Credit Risk and Operating and Technology Risk areas.

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

BANCO MACRO SA AND ITS SUBSIDIARIES

The results must serve to support decision-making, including strategic decisions adopted by the Board and the Senior Management. In this way they may:

-	Estimate the level and trend of the relevant risks and the effects thereof on capital needs.

-	Evaluate the reasonability of the basic assumptions used in the capital measuring system and the sensitivity of the results to changes in those assumptions.

-	Determine whether the Bank has sufficient regulatory capital to cover the different risks and if it meets the capital sufficiency goals required.

-	Consider its future capital requirements based on the risk profile and, according thereto, introduce the necessary adjustments into the strategic plan.

The essential elements of the capital evaluation include:

-	Policies and proceedings ensuring the risk management process.

-	A process connecting economic capital with risk level.

-	A process establishing capital sufficiency goals based on the risks, taking into account the strategic approach and the business plan.

-	An internal control process, in order to secure a comprehensive risk management.

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

Minimum capital requirements:

The table below shows the minimum capital requirements measured on a consolidated basis, effective for the month of December 2019, together with the integration thereof (computable equity) as of the end of such month:

Description	12/31/2019
Minimum capital requirements	29,557,658
Computable equity	98,566,427

Capital surplus	69,008,769

The following are the policies and processes aimed at identifying, assessing, controlling and mitigating each one of the main risks:

51.1.	Credit Risk

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

BANCO MACRO SA AND ITS SUBSIDIARIES

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

BANCO MACRO SA AND ITS SUBSIDIARIES

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

51.1.1.	Impairment assessment

The references below show where the Bank’s impairment assessment and measurement approach is set out in these consolidated financial statements. It should be read in conjunction with note 3.2.4.

The following table shows the allowance for credit losses splitted by class of financial instrument as of December 31, 2019 and 2018:

	12/31/2019	12/31/2018
Loans and other financing	5,069,726	5,951,735
Other debt securities at amortized cost	46,734	88
Contingent transactions	17,273	16,506
Sundry debtors	1,654
Other debt securities at fair value through OCI	210

	5,135,597	5,968,329

51.1.1.1	Basis for analysis

Clients evaluated on a collective basis

Asset classes where the Bank calculates ECL on a collective basis include Loans and other financing of the Consumer portfolio.

Clients evaluated on an individual basis

Asset classes where the Bank calculates ECL on an individual basis include:

•	Debt Securities at amortized cost.

•	Debt Securities at fair value through Other Comprehensive Income.

•	Loans and other financing that comprise the Commercial portfolio in accordance with Central Bank rules.

•	Other financial assets

51.1.1.2.	Definition of default and cure

Clients evaluated on a collective basis:

In some circumstances, the Bank has no reasonable and sustainable information available without effort or disproportionate cost to measure ECL over the life of the asset on an individual instrument basis. In such cases, the ECL during the life of the asset will be recognized on a collective basis.

In these cases, the Bank considers all financial instruments of the same client defaulted and therefore Stage 3 (credit-impaired) for ECL calculations in all cases when the borrower becomes 90 days past due on its contractual payments.

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

BANCO MACRO SA AND ITS SUBSIDIARIES

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

51.1.1.3.	The Bank’s internal rating and PD estimation process

The Bank’s Risk Management Department operates its internal rating models. The models incorporate both qualitative and quantitative information and, in addition to information specific to the borrower, utilize supplemental external information that could affect the borrower’s behavior. Additionally, these models were developed for the commercial and consumer portfolios, as detailed below.

Commercial lending

The rating model developed by the entity, in order to identify the risks and concentrations associated with the PDs in accordance with the commercial strategies, is based on a Behavior Module considering the behavior scores of the commercial portfolio segments and contemplates variables of internal behavior and variables from public sources. The Probabilities of Default are established based on the behavior scores of the commercial portfolio, in order to determine the ECL over each customer’s credit exposure.

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

The Bank’s internal credit rating grades

	12/31/2019		12/31/2018
Category	Ponderate PD	% Gross Carrying Amount	Ponderate PD	% Gross Carrying Amount
Performing	2.60%	95.45%	2.16%	95.18%
High Grade	1.25%	76.39%	1.13%	76.06%
Standard Grade	4.83%	8.23%	4.52%	15.47%
Sub-Standard Grade	11.64%	10.83%	13.57%	3.65%
Past Due but not impaired	32.13%	2.84%	23.60%	2.95%
Non-Performing	100.00%	1.71%	100.00%	1.87%

Total		100.00%		100.00%

51.1.1.4.	Exposure at default

The EAD represents the gross carrying amount of the financial instruments subject to the impairment calculation, addressing both the client’s ability to increase its exposure while approaching default and potential early repayments too.

BANCO MACRO SA AND ITS SUBSIDIARIES

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

51.1.1.5.	Loss given default

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

The estimates are based on the historical information observed in the Bank, by discounting the flows that are recorded throughout the recovery process of the contracts in default at a certain time using the EIR.

Once the recovery rates are obtained, this behavior is projected through a triangular method to estimate the periods with less aging. Finally, the weighted average of the loss for each portfolio is determinated.

The workout period corresponds to the term observed for recovery flows as from the date of default, so that an increase in the observation period does not significantly alter the recovery amount. In other words, it is a period in which it is assumed that all recovery efforts are practically exhausted.

Further recent data and forward-looking economic scenarios are used in order to determine the IFRS 9 LGD rates. When assessing forward-looking information, the expectation is based on different scenarios.

51.1.1.6.	Significant increase in credit risk

The Bank continuously monitors all assets subject to ECL. In order to determine whether an instrument or a portfolio of instruments is subject to 12mECL or LTECL, the Bank assesses qualitative and quantitative information whether there has been a significant increase in credit risk since initial recognition.

When estimating ECL on a collective basis for a group of similar assets, the Bank applies the same principles for assessing whether there has been a significant increase in credit risk since initial recognition.

The significant increase in credit risk is assessed by comparing PD as from the date of origin and the PD as from the reporting date adjusted by the forward-looking factor. The Bank considered that there is a significant increase in credit risk when there is more than one level of variation in the clients risk category at the reporting date, except for clients considered of very low risk where the variation required is more than two categories.

BANCO MACRO SA AND ITS SUBSIDIARIES

All the customers subject to individual analysis are reviewed monthly in order to define the corresponding stage for each of them. The staging is agreed with Corporate Risk Management and Recovery Management and presented for the approval of the Senior Management.

In order to carry out the abovementioned evaluation, the Credit Risk Management has defined a series of objective data that help to analyze if there is a significant increase in credit risk, for the purpose of determine if it is appropriate to recategorize the debtor in Stage 2 due to the existence of a significant increase in credit risk, or in Stage 3 when a default has occurred or is projected, or if, on the contrary, it must remain in Stage 1.

As for the defined objective criteria, the following stand out:

•	Maximum arrears.

•	Number and amount of rejected checks recorded in the last quarter.

•	Customers who register defaults in other financial entities of the Argentinian financial system.

Moreover, the Bank monitors the effectiveness of the criteria used in identifying the significant increase in credit risk through periodic reviews to confirm that:

•	The criteria are able to identify significant increases in credit risk before an exposure defaults.

•	The average time between a significant increase in credit risk is identified and the date the default occurs is reasonable.

•	In general, exposures are not transferred directly from the measurement of the 12mECL to impaired financial instruments.

51.1.1.7.	Staging

The conditions and indicators used by the Bank to include customers in each of the three stages, both individually and collectively, are presented below.

Definition of the conditions for each Stage

Customers analyzed on a collective basis

Stage 1

•	Customers with arrears equal to or less than 30 days as of the date of reporting in all of its financial instruments.

•	Customers who do not present a significant risk variation from the origin date through the date of the report.

•

Low risk customers who have a strong capacity to meet their contractual cash flow obligations in the short term and adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce their ability to fulfil their contractual cash flow obligations.

Stage 2

•	Customers with arrears greater than 30 days at the time of reporting in any of its financial instruments.

•	Customers who present a significant risk variation from the origin date through the date of the report. This significant increase in credit risk is explained in further detail in note 51.1.1.6.

•	Customers with forborne loans less than 90 days past due.

BANCO MACRO SA AND ITS SUBSIDIARIES

Stage 3

The Bank considers a financial instrument defaulted and therefore Stage 3 (credit-impaired) for ECL calculations in cases when the borrower becomes 90 days past due on its contractual payments.

Customers analyzed on an individual basis

Stage 1

The customers whose individual assessment reflects the following characteristics are considered included in Stage 1:

•	The customer did not experience significant increases in the risk of its financial instruments.

•	The customer’s cash flow analysis shows that it is capable of adequately meeting all of its financial obligations.

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

This stage also includes customers previously included in Stage 2 or Stage 3 who improved their credit risk indicators, and therefore comply with the parameters defined for Stage 1.

Stage 2

This stage includes the customers who, based on the individual analysis of their payment capacity, suffer a significant increase in their risk, but not as severe to set default as defined for Stage 3.

Some elements considered upon defining the existence of a significant increase in risk are:

•	The customer presents indicators of profitability, liquidity and solvency that tend to weaken:

•	Significant increase in the customer’s debt without a consistent rise in revenues.

•	Major decline in operating margins or negative operating result.

•	Adverse changes in the regulatory, technological or economic environment that negatively impacts the customer’s future financial flows.

•	Drastic drop in demand or negative changes in the customer’s business plans.

•	Significant changes in the value of the guarantees received.

•	The arrears that the customer has with the Bank are due to current operational circumstances or for an extraordinary nature and a prompt resolution is expected.

This stage also includes customers previously included in Stage 3, who improved their credit risk indicators and thus they are no longer in default, but whose status prevents them from being recategorized to Stage 1.

Stage 3

It includes customers who, after an individual analysis, experience some of the following situations:

-	The customer incurs in significant arrears in the major credit lines granted, and this has not been agreed with the Bank.

BANCO MACRO SA AND ITS SUBSIDIARIES

-	The customer has been sued judicially by the Bank for the recovery of the assistance granted.

-	The customer requested its own reorganization proceeding or went into bankruptcy.

-	The customer systematically refinances its debts and has still not settled over 5% of the refinanced principal.

-	The analysis of the customer’s cash flows shows it is highly unlikely that the customer may meet all its financial obligations in the agreed-upon conditions.

This stage also includes customers previously included in Stage 2, with significantly impaired risk indicators.

51.1.2.	Analysis of inputs to the ECL model under different economic scenarios

An overview of the approach to estimating ECL is set out in note 3.2.4. and in section “Significant accounting judgements, estimates and assumptions”. To ensure completeness and accuracy, the Bank obtains the data used from third party sources and a team of economists within its Credit Risk Department verifies the accuracy of inputs to the Bank’s ECL models including determining the weights attributable to the multiple scenarios.

The following table set out the key drivers of expected loss and the assumptions used for the Bank’s base case estimate, ECL based on the base case, plus the effect of the use of multiple economic scenarios, as of December 31, 2019.

The table shows the values of the key forward looking economic variables/assumptions in Argentina used in each of the economic scenarios for the ECL calculations as of December 31, 2019.

Key Drivers	ECL Scenario	Assigned Probabilities	2020	2021	2022
			%	%	%
GDP growth %
	Upside	10%	(1.71)%	1.96%	2.97%
	Base case	60%	(1.96)%	1.46%	2.47%
	Downside	30%	(2.99)%	(0.01)%	1.54%
Central Bank base rates %
	Upside	10%	34.88%	27.91%	20.93%
	Base case	60%	34.20%	27.36%	20.52%
	Downside	30%	62.70%	60.19%	54.34%
CPI %
	Upside	10%	47.98%	40.76%	32.65%
	Base case	60%	47.04%	39.97%	32.01%
	Downside	30%	94.96%	90.05%	84.95%

51.1.3.	Impact on regulatory capital

The economic capital model is detailed in section “Economic Capital Calculation” of this note. Since this model responds to the requirements established by the BCRA, which does not contemplate using ECL, currently it has no impact on economic capital. The BCRA adopted the Impairment requirements included in IFRS 9 for the years beginning on January 1, 2020.

The Bank does not expect significant effects on regulatory capital from the adoption of ECL methodology.

51.1.4.	Overview of modified and forborne loans

From a risk management point of view, once an asset is forborne or modified, the Bank’s special department for distressed assets continues to monitor the exposure until it is completely and ultimately derecognized.

BANCO MACRO SA AND ITS SUBSIDIARIES

The amortized cost of loans modified during 2019 and the associated net modification amounted to 2,305,012 and 43,147, respectively. Moreover, certain debt securities were modified during the fiscal year. The information related to this modification is disclosed in note 20. The amortized cost of loans modified during 2018 and the associated net modification amounted to 939,887 and 71,629, respectively.

51.1.5.	Credit quality per asset classes and industry

The Bank’s concentrations of risk are managed by client/counterparty and industry sector. The following table shows the risk concentration by industry for the components of the statement of financial position. Additional disclosures for credit quality and the maximum exposure for credit risk per categories based on the Bank’s internal credit rating system and year-end stage classification are further disclosed in notes 5, 9.1., 10 and 18.

	Stage					12/31/2019
	1		2		3
	Individual	Collective	Individual	Collective	Total
Loans and other financing	94,035,693	112,048,827	3,147,415	12,862,531	3,873,074	225,967,540
Non-financial public sector	6,444,118	6,297		163	69	6,450,647
Other financial entities	3,979,622	181				3,979,803
Non-financial private sector and foreign resident	83,611,953	112,042,349	3,147,415	12,862,368	3,873,005	215,537,090
Individuals	375,960	86,582,704		6,737,316	1,454,564	95,150,544
Manufacturing Industry	34,052,729	3,468,513	619,855	913,838	1,193,370	40,248,305
Agricultural livestock, hunting, forestry and fishing	8,113,588	5,653,305	2,325,263	2,098,886	407,340	18,598,382
Services	9,678,046	9,699,815	52,916	1,520,139	254,393	21,205,309
Commercial activities	9,639,580	3,855,288	146,405	1,043,372	417,108	15,101,753
Exploration of mines and quarries	14,741,384	168,316		48,637	8,707	14,967,044
Financial intermediation and insurance services	2,821,135	683,294		61,215	13,404	3,579,048
Construction activities	1,646,660	1,017,816	2,976	335,072	112,139	3,114,663
Electricity supply, gas, steam and air conditioner	2,523,257	73,486		7,218	1,089	2,605,050
Public administration, defense and compulsory social security	19,614	810,758		94,139	10,812	935,323
Water supply, sewerage, waste management and recovery of materials, and public sanitation		29,054		2,536	79	31,669

	Stage					12/31/2018
	1		2		3
	Individual	Collective	Individual	Collective	Total
Loans and other financing	103,327,739	140,295,815	1,561,461	31,088,550	5,289,959	281,563,524
Non-financial Public Sector	2,718,752			12,465	45	2,731,262
Other Financial Entities	8,653,310	1,055				8,654,365
Non-financial Private Sector and Foreign Residents	91,955,677	140,294,760	1,561,461	31,076,085	5,289,914	270,177,897
Individuals	120,418	112,420,553		14,264,409	2,314,229	129,119,609
Manufacturing industry	43,343,434	4,316,873	320,304	2,820,757	1,119,762	51,921,130
Agricultural livestock, hunting, forestry and fishing	11,857,286	6,907,471	584,762	5,638,237	428,630	25,416,386
Commercial activities	10,195,071	4,591,998	275,836	3,469,366	872,699	19,404,970
Services	3,952,922	9,081,526	116,219	3,651,941	420,421	17,223,029
Exploration of mines and quarries	13,048,242	95,373		76,795	855	13,221,265
Construction activities	3,618,849	1,040,555	264,340	847,426	75,361	5,846,531
Electricity supply, gas, steam and air conditioner	4,186,471	96,399		13,842	1,383	4,298,095
Financial intermediation and insurance services	1,307,458	766,646		66,068	19,801	2,159,973
Public administration, defense and compulsory social security		876,036		192,872	25,694	1,094,602
Water supply, sewerage, waste management and recovery of materials, and public sanitation	325,526	101,330		34,372	11,079	472,307

BANCO MACRO SA AND ITS SUBSIDIARIES

The analysis of the calculation of ECL additionally includes the exposure to credit risk of contingent transactions as of December 31, 2019 and 2018 disclosed in note 10.

51.1.6.	Collateral and other credit improvements

The table below shows the types of guarantees received as of December 31, 2019:

Class of financial instrument	Maximum exposure to credit risk	Fair value of collateral						Total collateral	Net exposure	Associated ECL
		Pledges on time deposits	Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Pledges on personal property	Other
Loans and other financing	225,967,540	376,892	2,692,107	21,976,849	4,032,701	1,076,615	24,720,494	54,875,658	171,091,882	5,069,726
Contingent transactions	94,567,785	2,047					662,858	664,905	93,902,880	17,273
Other debt securities at fair value through OCI	46,881,489								46,881,489	210
Other debt securities at amortized cost	17,631,926								17,631,926	46,734
Sundry debtors	1,616,781								1,616,781	1,654

TOTAL	386,665,521	378,939	2,692,107	21,976,849	4,032,701	1,076,615	25,383,352	55,540,563	331,124,958	5,135,597

The table below provides an analysis of the current fair values of collateral held for stage 3 assets as of December 31, 2019:

Class of financial instrument	Maximum exposure to credit risk	Fair value of collateral
		Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Pledges on personal property	Other	Total collateral	Net exposure	Associated ECL
Loans and other financing	3,873,074	2,267	540,206	122,688	8,671	701,817	1,375,649	2,497,425	2,179,701

TOTAL	3,873,074	2,267	540,206	122,688	8,671	701,817	1,375,649	2,497,425	2,179,701

The table below shows the types of guarantees received as of December 31, 2018:

Class of financial instrument	Maximum exposure to credit risk	Fair value of collateral						Total collateral	Net exposure	Associated ECL
		Pledges on time deposits	Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Pledges on personal property	Other
Loans and other financing	281,563,524	624,925	5,290,304	28,298,890	6,669,946	1,140,508	27,876,497	69,901,070	211,662,454	5,951,735
Contingent transactions	148,988,857						160,731	160,731	148,828,126	16,506
Other debt securities at fair value through OCI	86,811,780								86,811,780
Other debt securities at amortized cost	12,538,954								12,538,954	88

TOTAL	529,903,115	624,925	5,290,304	28,298,890	6,669,946	1,140,508	28,037,228	70,061,801	459,841,314	5,968,329

BANCO MACRO SA AND ITS SUBSIDIARIES

The table below provides an analysis of the current fair values of collateral held for stage 3 assets as of December 31, 2018:

Class of financial instrument	Maximum exposure to credit risk	Fair value of collateral						Net exposure	Associated ECL
		Pledges on time deposits	Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Other	Total collateral
Loans and other financing	5,289,959	6,007	107,944	753,106	218,820	713,019	1,798,896	3,491,063	2,349,145

TOTAL	5,289,959	6,007	107,944	753,106	218,820	713,019	1,798,896	3,491,063	2,349,145

51.2.	Liquidity Risk

The liquidity risk is defined as the possibility that the Bank may not be able to comply with expected and unexpected current and future cash flows effectively, as well as guarantees, without affecting daily transactions or its financial position.

In addition, the market liquidity risk refers to the risk that the Bank may not be able to clear or delete a position at market price:

•	because the assets involved have no sufficient secondary market; or

•	due to market variations.

The Bank features policies regarding liquidity, the purpose of which is to manage liquidity efficiently, optimizing cost and diversification of funding sources, and maximizing the profit from placements through prudent management that ensures the necessary funds to allow the continuity of transactions and compliance with the rules and regulations in force.

In order to reduce the liquidity risk, the Bank has been established a policy which the main aspects are as follows:

Assets: a high-liquidity assets portfolio will be maintained to cover at least 25% of total liabilities, comprising deposits, the corporate bonds issued by the Bank, the repo agreements taken and the financial and interbank loans borrowed.

Liabilities: to minimize the unintended effects of illiquidity, deriving from the possible withdrawal of deposits and the repayment of interbank loans taken, the Bank:

-	Seeks the proper diversification of financing sources to enable the constant availability of funds and fulfill institutional obligations within a market variability environment.

-	Gives priority to attracting retail deposits to have an atomized deposit portfolio and lower risks in relation to material withdrawals concentrated in a few depositors.

-	Does not depend excessively on obtaining repo transactions and interfinancial loans as a permanent funding source.

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

In the event of a liquidity crisis, the Bank has a contingency plan with the following actions:

•	Financing through call banking and repo agreements with the BCRA.

•	Spot sale of securities government portfolio.

•	Limit credit assistance to private sector.

•	Increase deposit rates in order to capture deposits.

The following table shows the liquidity ratios during the fiscal years 2019 and 2018, which arise from dividing net liquid assets, made up of cash and cash equivalents, by total deposits.

BANCO MACRO SA AND ITS SUBSIDIARIES

	2019	2018
December, 31	57.75%	55.40%
Average	61.24%	47.48%
Max	70.13%	57.08%
Min	51.73%	42.23%

The tables below summarize the maturity of the contractual cash flows of loans and other financing, before ECL, including interest and charges to be accrued until maturity of the contract as of December 31, 2019 and 2018:

		Remaining terms to maturity as of December 31, 2019
	Past due	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months
Item								Total
Non-financial government sector		2,734,557	647,071	764,311	1,837,175	3,027,704	2,020,860	11,031,678
Financial sector		1,835,332	2,206,616	471,817	631,406	892,996	5,467	6,043,634
Non-financial private sector and foreign residents	3,625,771	90,697,310	27,012,879	24,246,954	30,283,464	43,673,909	67,383,281	286,923,568

Total	3,625,771	95,267,199	29,866,566	25,483,082	32,752,045	47,594,609	69,409,608	303,998,880

		Remaining terms to maturity as of December 31, 2018
	Past due	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months
Item								Total
Non-financial government sector		240,398	620,878	668,533	1,146,170	1,489,870	498,077	4,663,926
Financial sector		1,687,830	2,667,040	1,854,102	2,613,172	920,073	34,063	9,776,280
Non-financial private sector and foreign residents	2,918,046	80,510,133	36,014,163	39,158,914	47,410,255	54,366,672	107,200,067	367,578,250

Total	2,918,046	82,438,361	39,302,081	41,681,549	51,169,597	56,776,615	107,732,207	382,018,456

Additionally, the tables below disclose the maturity of the contractual future cash flows of financial liabilities, including interest and charges to be accrued until maturity of the contracts, as of December 31, 2019 and 2018:

	Remaining terms to maturity as of December 31, 2019
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Item
Deposits	234,410,912	26,115,912	3,473,109	1,027,584	53,535	22,672	265,103,724

From the non-financial government sector	16,875,269	778,208	42,757	2,080			17,698,314
From the financial sector	314,162						314,162
From the non-financial private sector and foreign residents	217,221,481	25,337,704	3,430,352	1,025,504	53,535	22,672	247,091,248

Derivative instruments	293,136	341,147	134,449				768,732

Repo Transactions	1,002,612						1,002,612

Other financial institutions	1,002,612						1,002,612

Other financial liabilities	21,072,094	97,991	104,046	167,461	324,804	429,745	22,196,141

Financing received from the Central Bank of Argentina and other financial institutions	1,031,099	830,067	150,581	98,185	169,657	45,817	2,325,406

Issued corporate bonds	320,280		514,980	739,479	3,364,160	3,089,501	8,028,400

Subordinated corporate bonds			808,582	808,583	1,617,165	32,850,011	36,084,341

Total	258,130,133	27,385,117	5,185,747	2,841,292	5,529,321	36,437,746	335,509,356

BANCO MACRO SA AND ITS SUBSIDIARIES

	Remaining terms to maturity as of December 31, 2018
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Item
Deposits	305,290,441	52,020,713	11,527,796	2,015,347	99,236	24,590	370,978,123

From the non-financial government sector	26,642,399	2,570,441	984,134	70,902	317		30,268,193
From the financial sector	228,091						228,091
From the non-financial private sector and foreign residents	278,419,951	49,450,272	10,543,662	1,944,445	98,919	24,590	340,481,839

Derivative instruments	1,568		538				2,106

Repo Transactions	253,307						253,307

Other financial institutions	253,307						253,307
Other financial liabilities	23,290,568	28,682	14,185	20,096	30,896	216,139	23,600,566

Financing received from the Central Bank of Argentina and other financial entities	1,118,029	1,413,410	1,666,016	723,273	134,064	192,554	5,247,346

Issued corporate bonds	557,686		1,001,579	1,565,328	3,130,655	11,817,897	18,073,145

Subordinated corporate bonds			785,167	785,167	1,570,333	32,686,205	35,826,872

Total	330,511,599	53,462,805	14,995,281	5,109,211	4,965,184	44,937,385	453,981,465

51.3	Market Risk

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

The method consists in creating return or price scenarios concerning an asset through the generation of random numbers. This is based on the selection of a stochastic model describing the performance of prices for each asset with the resulting specification of certain parameters required for calculation purposes. The model used is the geometric Brownian motion.

BANCO MACRO SA AND ITS SUBSIDIARIES

Once all “n” potential scenarios are obtained for valued positions, the P&L vector must be calculated as the difference between the estimated value of the future portfolio and its value upon calculation. Then profit and loss will be placed in order to obtain the value at risk according to the 99% percentage applied.

Finally, the Economic Capital by market risk is obtained as the difference between the current value of the portfolio and the critical value previously obtained.

51.4	Interest Rate Risk

The interest rate risk is defined as the possibility that changes occur in the Bank’s financial condition as a result of adverse interest rate fluctuations with a negative impact on the Shareholders’ equity and profit or loss.

Within the framework of the interest rate risk management the Bank features a series of policies, procedures and internal controls included in the Structural Risk Management.

The Bank monitors of the net present value of its assets, liabilities and off balance sheet items, upon certain disturbance scenarios and interest rate stress through Montecarlo simulation techniques.

For this purpose, the maximum potential loss is determined considering a temporal line of three months and 99% confidence level interval.

The Economic Value Model (EVM) is determined as the net sum of cash flows (interest and principal losses) that the Bank can generate, discounted at market interest rate curve. If the market interest rate curve used for the discount is affected, the effect of such variation impacts directly on the value of the Bank. Generally speaking, reports related to EVM seek to analyze the Bank’s long-term solvency.

It is noteworthy that the use of that approach does not avoid losses beyond those limits in the event of the most significant market changes.

As of December 31, 2019 and 2018, the Bank’s VaR by type of risk is as follows:

Economic capital (EC – in millions)	12/31/2019	12/31/2018
Interest rate risk	8,745	9,633
Currency Exchange rate risk	2,759	265
Price risk	192	126

51.5	Foreign Currency Exchange Rate Risk

The Bank is exposed to fluctuations in foreign currencies exchange rates in its financial position and cash flows. The larger proportion of assets and liabilities kept are related to US dollars.

The foreign currency position includes assets and liabilities expressed in pesos at the exchange rate as of the closing dates mentioned below. An institution’s open position comprises assets, liabilities and memorandum accounts stated in foreign currency, where an institution assumes the risk. Any devaluation / revaluation of those currencies would affect the Bank’s statement of income.

The Bank’s open position, stated in Argentine pesos by currency, is disclosed in note 26 to these consolidated financial statements.

51.6	Operational Risk

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

BANCO MACRO SA AND ITS SUBSIDIARIES

The operating risk management system is formed by:

a)	Organizational structure: the Bank has an Operational Risk Management that is in charge of managing operational risk and a Risk Management Committee.

b)

Policies: the Bank has a “Manual for the Operational Risk Management” approved by the Board of Directors, which define the main concepts, roles and responsibilities of the Board of Directors, the Operational Risk Committee, the Operational Risk and Technology Management and all the areas involved in this risk management.

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

g)

Information systems to measure risks: The Comprehensive Risk Management Department generates and sends, on a regular basis, reports to the Board of Directors, the Risk Management Committee and the Senior Management. With such reports the Risk Management Department communicates the results of the follow-up of the management of the main risks to which the Bank is exposed. Each report contains information on risk measurement, evolution, trends, principal exposures, control of main limits and the capital level required for each type of risk.

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

BANCO MACRO SA AND ITS SUBSIDIARIES

j)

Transparency: As a supplement to this Manual and as part of the Corporate Governance policy, the Bank features an Information Policy aimed at allowing shareholders, investors and the market in general to evaluate aspects of the Bank related to capital, risk exposure, risk assessment procedures and capital adequacy.

52.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT OF THE FINANCIAL AND CAPITAL MARKETS

The international and local macroeconomic context generates certain degree of uncertainty regarding its future progress as a result of the financial assets and foreign exchange market volatility and additionally certain political events and the level of economic growth, among other issues, including what is mentioned in note 53.

Specifically, in Argentina, as a step prior to general presidential elections, the PASO (open primary elections) were held on August 11, 2019. The results were adverse to the party running the Argentine government, which was confirmed with the results of the general presidential elections held on October 27, 2019, giving rise to a change in federal authorities on December 10, 2019. The market values of Argentine government and private financial instruments plummeted the day after the PASO, so the country risk and the value of the US dollar also skyrocketed. The Bank is unable to uphold, as of the date of issuance of these consolidated financial statements, that these situations have been redressed or stabilized to date.

Among other measures introduced by the PEN after the PASO, DNU No. 596/2019 was issued on August 28, 2019, whereby it was set forth that short-term Government securities (Letes, Lecaps, Lelinks and Lecer) will be paid according to the following schedule: 15% upon maturity according to the original terms and conditions of its issuance; 25% of the amount owed plus interest within 90 calendar days as from the previous payment; and the remaining 60% plus interest within 180 calendar days as from the first payment. The deferral did not affect natural persons or the Non-financial Public Administration for the Autonomous City of Buenos Aires that invested in these assets (see note 20).

Then, the new PEN issued Presidential Decree No. 49/2019 on December 19, 2019, to extend through August 31, 2020, the amortization of treasury bills (Letes) in US dollars. In addition, on January 20, 2020, the PEN voluntarily swapped Lecaps for about 60% of the stock for the new Lebads, which will pay BADLAR plus a spread with maturity date in 240 and 335 days. On February 11, 2020, through Presidential Decree No. 141/2020 it was decided to delay through September 30, 2020, the charge for the principal amortization of Federal Government bonds of dual currency (AF20, as its acronym in Spanish) to be made on February 13, 2020, without interrupting the payment of interest established in the original terms and conditions, barring natural persons with holdings as of December 20, 2019, up to a nominal value of USD 20,000. Finally, and combined with other operations of the administration of public debt, dated April 6, 2020, the payment of all public debt issued under Argentine legislation was deferred through Decree No. 346/2020 until December 31, 2020.

Between August 2019 and the date of issuance of these consolidated financial statements, the BCRA issued several regulations that, along with Presidential Decree No. 609/2019 of September 1, 2019, introduced certain restrictions with different scopes and specifications for natural and artificial persons, including the acquisition of foreign currency for hoarding purposes, transfers abroad and foreign exchange transactions, among other issues, effective as of the date of issuance of these consolidated financial statements according to BCRA Communiqué “A” 6844, as supplemented and amended. In addition, in the last few months the gap between the official price of the US dollar -used mainly for foreign trade- and the alternative values that arise through the stock market operation and also with respect to the unofficial value, has begun to widen around 60% as of the date of issuance of these consolidated financial statements.

Besides, on December 23, 2019, “Social Solidarity and Productive Reactivation” Law No. 27541 was published in the Official Bulletin. Furthermore, on December 28, 2019, Presidential Decree No. 99/2019 was published including several economic, financial, tax and other social security, administrative, fee, energy, sanitary and social reforms, and empowered the PEN to complete the formalities and acts needed to recover and secure the sustainability of the government debt as already mentioned and introduced minimum salary increases, among other issues.

Through Law No. 27541, among other provisions, redressing systems were added, amendments to employer contributions were made and a “tax for an inclusive and supportive Argentina” (PAIS tax, for its acronym in Spanish) was created for five fiscal years at a 30% rate on the acquisition of foreign currency for hoarding purposes, to purchase assets and services in foreign currency and international passenger transportation, among others. Finally, note 28 a) and b) explains the amendments introduced pursuant to Income Tax Law.

BANCO MACRO SA AND ITS SUBSIDIARIES

Finally, in addition to the aforementioned extension, the PEN is undergoing formalities to reach a debt restructuring with government debt under Argentine and foreign regulations, considering the powers granted by Law No. 27541. On February 12, 2020, Law No. 27544 “Restoration of the sustainability of government debt issued under foreign law” was published in the Official Bulletin which, among other issues, empowers the PEN to perform transactions to manage liabilities or swaps or restructuring of interest expiry and principal amortization of government securities issued under foreign law. In line with the above, on April 16, 2020, the National Government announced the offer of restructuring of public debt represented by 21 eligible bonds issued under foreign legislation totaling USD 66,238 million, which contemplates a withdrawal of approximately 62% of interest and 5% of capital, along with a three-year grace period, as expressed by the Minister of Economy of the Nation. As the date of these consolidated financial statements, there is uncertainty as to whether the Argentine government will be able to successfully carry out the exchange and restructure its foreign public indebtedness.

Therefore, the Bank’s Management permanently monitors any changes in the abovementioned situations in international and local markets, to determine the possible actions to adopt and to identify the possible impact on its financial situation that may need to be reflected in the future consolidated financial statements.

53.	EFFECTS OF THE CORONAVIRUS (COVID-19) OUTBREAK

In early March 2020, the World Health Organization recognized Coronavirus (Covid-19) as a pandemic that is severely affecting almost all countries around the world. The spread of this disease globally has forced the authorities to take drastic health and financial measures to contain and mitigate its effects on health and economic activity.

Particularly in the Argentine Republic, on March 19, 2020, through Decree No. 297/2020, the Government established the “social, preventive and compulsory isolation” measure until March 31, 2020, which was then extended until May 24, 2020.

Along with health protection rules, tax and financial measures were taken to mitigate the impact on the economy associated with the pandemic, including public direct financial assistance measures for part of the population, the establishment of financial and fiscal facilities for both individuals and companies. As regards measures related to the Entity’s business, the BCRA established maturities extensions, froze the mortgage loan installments and encouraged banks to lend to companies at reduced rates. In addition, as explained in note 50, the distribution of dividends of the finance institutions was suspended until June 30, 2020.

In addition, in the mandatory quarantine context, the BCRA ruled that financial institutions would not be able to open their branches for public service during that period and should continue to provide services to users remotely. They could also trade with each other and their clients in the exchange market remotely. During quarantine, remote trading of stock exchanges and capital markets authorized by the CNV, the custodians and capital market agents registered with the CNV was admitted.

In view of the extension of mandatory quarantine, the BCRA then decided that financial institutions would open their branches from Friday, April 3, 2020 for public attention through previous appointments obtained by the Bank’s website.

The Bank is developing its activities under the conditions detailed above, giving priority to the compliance of social isolation measures by its employees, with the primary objective of taking care of the public health and well-being of all its stakeholders (employees, suppliers, customers, among others). To this end, it has put in place contingency procedures and has enabled its staff to carry out their tasks remotely. From a commercial point of view, it has emphasized maintaining a close relationship with its customers, trying to respond to their needs at this difficult time, sustaining all virtual channels of care to ensure operability and a good response to requirements, monitoring compliance with their business obligations and monitoring the active portfolio in order to detect possible delays in collection and set new conditions for them.

Considering the size of the abovementioned situation, the Bank’s Management estimates that this situation could have an impact on its operations and the financial situation and the results of the Bank, which are under analysis, and will ultimately depend on the extent and duration of the health emergency and the success of the measures taken and taken in the future.

54.	EVENTS AFTER REPORTING PERIOD

No other events occurred between the end of the fiscal year and the issuance of these consolidated financial statements that may materially affect the financial position or the profit and loss for the fiscal year, not disclosed in these consolidated financial statements.