Form 20-F
period 2020-12-31
Macro Bank Inc.
filed 2021-04-29
CIK 1347426

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒

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

Yes  ☐    No  ☐

Please send copies of notices and communications from the Securities and Exchange Commission to:

Hugo N. L. Bruzone Bruchou, Fernández Madero & Lombardi Ing. Butty 275, 12th Floor C1001AFA–Buenos Aires, Argentina	Jeffrey Cohen Linklaters LLP 1290 Avenue of the Americas New York, NY 10104

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

The consolidated financial statements as of December 31, 2020 and the corresponding figures for the previous fiscal years have been restated for the changes in the general purchasing power of the functional currency (Argentine pesos) of the Bank as established by IAS 29. As a result, those consolidated financial statements are stated in terms of the measuring unit current at the end of the reporting period (December 31, 2020), except otherwise indicated. The inflation rate was 36.14%, 53.83% and 47.64% for the fiscal years ended on December 31, 2020, 2019 and 2018, respectively.

Solely for the convenience of the reader, the reference exchange rate for U.S. dollars as of December 31, 2020, as reported by the Central Bank was Ps.84.145 to U.S.$1.00.

The accompanying consolidated financial statements include the financial statements, as of December 31, 2020, of the Bank and the following subsidiaries.

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

Cautionary statement concerning forward-looking statements

This annual report contains certain statements that we consider to be “forward-looking statements.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•	changes in economic, business, political, legal, social or other conditions in Argentina and worldwide;

•	governmental intervention and regulation (including banking and tax regulations);

•	developments in the global financial markets;

•	deterioration in the Argentine financial system or regional business and economic conditions;

•	inflation;

•	fluctuations and declines in the exchange rate of the Peso;

•	changes in interest rates which may adversely affect financial margins;

•	adverse legal or regulatory disputes or proceedings;

•	credit and other risks of lending, such as increases in defaults by borrowers and other delinquencies;

•	increase in the provisions for loan losses;

•	fluctuations and declines in the value of Argentine public debt, as well as the Argentine government’s inability to successfully restructure dollar-denominated foreign public indebtedness;

•	decrease in deposits, customer loss and revenue loss;

•	competition in banking, financial services and related industries and the loss of market share;

•	cost and availability of funding;

•	the integration of any acquisitions and the failure to realize expected synergies;

•	the impact of the coronavirus disease (“COVID-19”) on the economy, and on our customers, employees, vendors and us; and

•	the risk factors discussed under Item 3.D “Risk Factors.”

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

A. Selected Financial Data

Our consolidated financial statements as of December 31, 2020, 2019 and 2018 have been prepared in accordance with IFRS, as issued by IASB. In 2018 the Bank adopted IFRS with a transition date at January 1, 2017. Prior to January 1, 2018 the Bank prepared its consolidated financial statements in accordance with Central Bank Rules and reconciled to U.S. generally accepted accounting principles (“U.S. GAAP”).

The consolidated financial statements and the financial information included in this annual report for all periods reported are in Argentine Pesos stated in terms of the measuring unit current at the end of the reporting period (December 31, 2020). Due to the high inflationary level that has prevailed in Argentina in the recent past, our management has analyzed the conditions established by IAS 29 paragraph 3 for an economy to be considered as hyperinflationary. Based on such analysis, our management considers that there is evidence to determinate Argentina’s economy as “hyperinflationary” under IAS 29 for accounting periods ending after July 1, 2018. See “—Risk factors—Risks Relating to Argentina— Continuing high inflation could have a material adverse effect on Argentina’s economic prospects” and note 3 “Basis for the preparation of these financial statements and applicable accounting standards” to our audited consolidated financial statements as of December 31, 2020 and 2019.

The consolidated statement of income for the years ended December 31, 2020, 2019 and 2018 and the consolidated statement of financial position as of December 31, 2020 and 2019, are derived from our audited consolidated financial statements and related notes included elsewhere in this annual report. We have derived our selected consolidated financial position data for the year ended December 31, 2018 and 2017 and our selected consolidated statement of income for the year ended December 31, 2017 from our audited consolidated financial statements not included in this annual report.

The following tables present summary historical consolidated financial data for each of the periods indicated. You should read this information in conjunction with our consolidated financial statements and related notes, and the information under Item 5. “Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Year Ended December 31,
Selected Consolidated Statement of Income Data	2017 (1)	2018 (1)	2019 (2)	2020
	(in thousands of Pesos, except for number of shares, net income per share and dividends per share)
Net Interest Income	82,122,329	100,455,342	119,000,061	96,246,293
Net Commissions income	28,688,771	28,004,120	24,275,887	22,695,475
Subtotal (Net Interests income + Net Commissions income)	110,811,100	128,459,462	143,275,948	118,941,768
Net gain from measurement of financial instruments at fair value through profit or loss	1,978,724	2,641,829	10,799,758	13,978,694
Profit / (Loss) from sold or derecognized assets at amortized cost	39,552	(12,837)	37,325	1,292,836
Differences in quoted prices of gold and foreign currency	4,717,862	(3,665,529)	4,761,247	4,229,690
Other operating income	5,825,773	7,378,344	10,450,998	5,369,762
Credit loss expense on financial assets	(5,473,957)	(6,073,426)	(5,917,873)	(7,861,600)
Net Operating Income before expenses, depreciation and amortization	117,899,054	128,727,843	163,407,403	135,951,150
Total Operating Expenses (7)	(68,407,708)	(72,426,921)	(80,473,660)	(66,017,796)
Net operating income after expenses, depreciation and amortization	49,491,346	56,300,922	82,933,743	69,933,354
Income/(Loss) from associates and joint arrangements	607,982	557,706	1,223,124	(6,856)
Loss on net monetary position	(20,054,296)	(38,523,196)	(38,333,403)	(30,724,854)
Income before tax on continuing operations	30,045,032	18,335,432	45,823,464	39,201,644
Income tax on continuing operations	(17,610,679)	(19,835,151)	(17,618,151)	(13,046,950)
Net Income/(Loss) from continuing operations	12,434,353	(1,499,719)	28,205,313	26,154,694
Net Income/(Loss) for the fiscal year	12,434,353	(1,499,719)	28,205,313	26,154,694
Net Income/(Loss) for the fiscal year attributable to controlling interest	12,433,593	(1,500,074)	28,205,071	26,154,332
Net Income for the fiscal year attributable to non-controlling interest	760	355	242	362
Other Comprehensive Income/(Loss)	(188,870)	(151,209)	204,750	979,131
Foreign currency translation differences in financial statements conversion	(132,257)	801,541	116,159	119,864
Profit or losses for financial instruments measured at fair value through other comprehensive income	(58,160)	(952,750)	88,591	859,267
Other comprehensive income	1,547	—	—	—
Total Comprehensive Income/(Loss) for the fiscal year	12,245,483	(1,650,928)	28,410,063	27,133,825
Total Comprehensive Income/(Loss) attributable to controlling interest	12,244,730	(1,651,270)	28,409,843	27,133,463
Total Comprehensive Income attributable to non-controlling interest	753	342	220	362
Basic earnings / (loss) per share (3)	19.75	(2.28)	44.11	40.90
Dividends per share approved by the shareholders’ meeting (4)	5.00	10.00	20.00 (5)	(6)
Dividends per share in US$ approved by the shareholders’ meeting	0.27	0.26	0.33	(6)
Weighted average number of outstanding common shares (in thousands)	629,531	661,141	639,402	639,413

(1)

Figures adjusted for inflation as of December 31, 2020 and considering the merger effects mentioned in note 2.4 to our audited consolidated financial statements as of December 31, 2019 and 2020. See “Presentation of certain financial and other information”.

(2)	Figures adjusted for inflation as of December 31, 2020. See “Presentation of certain financial and other information”.
(3)	Net income/(loss) for the fiscal year attributable to controlling interest divided by weighted average number of outstanding shares.
(4)	Not adjusted for inflation.
(5)

In addition to the dividend approved by the shareholder’s meeting held on April 30, 2020, the shareholder’s meeting held on October 21, 2020 resolved to approve a complementary dividend for a total amount of Ps. 3,791.7 million subject to prior authorization of the Central Bank.

(6)

At its meeting held on March 17, 2021, the Board of Directors resolved to submit for discussion by the Shareholders’ Meeting the motion to distribute as cash dividend of dividend in kind, in this case valued at market price, or in any combination of both alternatives, the amount of Ps. 15,64 per share. The dividend is calculated on figures expressed in constant currency as of December 31, 2020. By virtue of Communication “A” 7181 of the Central Bank, dividend distributions by financial entities have been suspended at least until June 30, 2021.

(7)	Includes employee benefits, administrative expenses, depreciation and amortization of fixed assets and other operating expenses.

		As of December 31,
Selected Consolidated Statement of Financial Position Data	2017 (1)	2018 (1)	2019 (2)	2020
	(in thousands of Pesos)
ASSETS
Cash and Deposits in Banks	109,962,111	156,581,272	137,066,430	129,967,486
Investments in Debt Securities and Equity Instruments	111,541,836	140,885,631	99,117,363	269,319,697
Derivative Financial Instruments	25,442	36,216	838,493	989,478
Repo Transactions	4,390,273	—	1,481,096	39,421,705
Loans and other financing	410,202,002	375,224,887	300,731,589	257,421,195
Other Financial Assets	30,646,503	20,431,885	22,922,305	33,178,648
Investment in associates and joint arrangements	677,020	227,907	199,216	203,905
Property, Plant and Equipment	31,845,671	32,554,081	35,052,877	34,369,465
Intangible Assets	3,405,884	4,441,128	4,822,183	5,104,060
Deferred Income Tax Assets	—	—	59,115	63,189
Other Non-financial Assets	4,553,448	2,063,777	1,477,587	2,232,053
Non-current assets held for sale	771,395	3,134,634	2,383,947	2,258,182
TOTAL ASSETS	708,021,585	735,581,418	606,152,201	774,529,063
Average Assets	674,955,166	721,940,074	689,245,775	701,537,652
LIABILITIES
Deposits	445,670,635	498,349,718	357,866,442	488,741,363
Liabilities at fair value through profit or loss	19,945	—	—	—
Derivative Financial Instruments	71,451	2,867	1,046,556	230
Repo Transactions	8,312,017	344,445	1,364,825	618,572
Other Financial Liabilities	32,656,940	32,074,038	30,181,836	49,215,887
Financing received from the Central Bank of Argentina and other financial entities	3,630,540	6,278,682	3,057,451	919,103
Corporate Bonds	37,965,480	45,374,118	40,619,860	39,227,193
Current Income Tax Liabilities	12,292,330	6,170,762	11,076,651	5,145,324
Provisions	2,148,802	2,212,870	2,006,052	1,310,517
Deferred Income Tax Liabilities	3,925,552	4,903,673	763,179	7,448,122
Other Non-financial Liabilities	11,672,968	12,309,288	13,776,518	30,356,941
TOTAL LIABILITIES	558,366,660	608,020,461	461,759,370	622,983,252
SHAREHOLDERS’ EQUITY
Net Shareholder’s Equity attributable to the controlling interest	149,652,411	127,558,845	144,390,918	151,543,943
Net Shareholders’ Equity attributable to non-controlling interest	2,514	2,112	1,913	1,868
TOTAL SHAREHOLDERS’ EQUITY	149,654,925	127,560,957	144,392,831	151,545,811
Average Shareholders’ Equity	135,704,721	145,873,310	131,879,530	146,585,823

(1)

Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2020 and considering the merger effects mentioned in note 2.4 to our audited consolidated financial statements as of December 31, 2019 and 2020. See “Presentation of certain financial and other information.”

(2)	Figures adjusted for inflation as of December 31, 2020. See “Presentation of certain financial and other information”.

	As of and for the year ended December 31,
	2017	2018	2019	2020
	(in thousands of pesos)
Selected consolidated ratios:
Profitability and performance
Net interest margin (%) (1)	16.70%	19.05%	25.36%	20.25%
Fee income ratio (%) (2)	27.42%	22.97%	18.19%	20.45%
Efficiency ratio (%) (3)	40.41%	38.15%	32.05%	34.89%
Fee income as a percentage of administrative expense (%)	56.05%	52.67%	49.27%	39.78%
Return on average equity (%)	9.16%	(1.03%)	21.39%	17.84%
Return on average assets (%)	1.84%	(0.21%)	4.09%	3.73%
Liquidity
Loans and other financings as a percentage of total deposits (%)	93.89%	76.92%	85.96%	54.70%
Liquid assets as a percentage of total deposits (%) (4)	51.50%	61.66%	66.79%	90.13%
Capital
Total equity as a percentage of total assets (%)	21.14%	17.34%	23.82%	19.57%
Regulatory capital as a percentage of risk-weighted assets (%)	28.10%	26.47%	27.25%	34.23%
Asset Quality
Non-performing loans and other financings included in Stage 3 as a percentage of total loans and other financings (%) (5)	1.08%	1.88%	1.71%	1.13%
Allowances for loan losses as a percentage of total loans and other financings	(1.97%)	(2.11%)	(2.24%)	(3.71%)
Allowances for credit losses as a percentage of non-performing loans and other financings included in Stage 3 (%) (5)	(182.26%)	(112.51%)	(130.90%)	(327.67%)
Operations
Number of branches	445	471	463	463
Number of employees (6)	8,774	9,028	8,768	8,561

(1)	Net interest income divided by average interest earning assets.
(2)	Commissions income divided by the sum of net interest income.
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

(4)	Liquid assets include cash, cash collateral, reverse repos, instruments issued by Central Bank, other government securities and interbank loans.
(5)

As of December 31, 2017, non-performing loans are calculated using the classification system of the Central Bank and include all loans to borrowers classified as “3-troubled/medium risk”, “4-with high risk of insolvency /high risk”, “5-irrecoverable” and “6-irrecoverable according to Central Bank´s Rules”. As of December 31, 2020, 2019 and 2018, non-performing loans are calculated according to our internal credit rating grades disclosed in note 51.1 to our consolidated financial statements.

(6)

Had workers performing their duties pursuant to the “acciones de entrenamiento para el trabajo” program of the Ministry of Labor, Employment and Social Security and other casual workers been included, the number of employees of the Bank would have been 8,826, 9,113 and 8,788 for 2017, 2018 and 2019, respectively. We do not account for such workers as employees, as we do not remunerate them for their services, which are paid directly by the Argentine province where they work.

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

The following summarizes some, but not all, of the risk factors provided below:

•	Risks Relating to Argentina:

•	the economy remains vulnerable;

•	the effects on the Argentine economy of developments in the global market;

•	limitation on Argentina’s ability to obtain financing from international markets;

•	adverse judgments or injunctions against Argentina;

•	the effects on the economy of governmental measures;

•	exchange controls and capital inflow restrictions limit international credit;

•	declines in international prices for Argentina’s main commodity exports;

•	high levels of inflation;

•	devaluation of the Peso against the U.S. dollar;

•	high public expenditure;

•	institutional deterioration and corruption;

•	economic uncertainty and political environment; and

•	the COVID-19 pandemic.

•	Risks relating to the Argentine financial system:

•	dependence of the growth and profitability of the financial system on the growth of the long-term credit market;

•	dependence of the stability of the financial system on the confidence of depositors;

•	deterioration of the asset quality;

•	limitations on enforcement of creditors’ rights;

•	reduced spreads between interest rates received on loans and those paid on deposits that does not correspond with the increases in lending volumes;

•	application of the Consumer Protection Law;

•	class actions;

•	governmental measures and regulatory framework affecting financial entities;

•	insufficient or incorrect implementation of certain anti-money laundering and combating the financing of terrorism recommendations;

•	changes to services and commissions charged by financial entities on debit and credit card sales;

•	changes in the laws and regulations; and

•	increased operating costs.

•	Risks relating to us:

•	adverse effects on our target market as a result of the economic recessions;

•	significant shareholders’ ability to direct our business and their interests could conflict with yours;

•	consideration of acquisition opportunities, which may not be successful;

•	our estimates and established reserves for credit risk and potential credit losses may prove to be inaccurate and/or insufficient;

•	changes in market conditions;

•	cybersecurity events;

•	reliance on properly functioning information technology systems and improvements to such systems;

•	increase in fraud or transactions errors;

•	liquidity issues;

•	Argentina’s implementation of the Corporate Criminal Liability Law and other anti-corruption laws and regulations; and

•	Increased attention to environmental, social and governance matters.

•	Risks relating to our Class B shares and the ADSs:

•	holders may not receive any dividends;

•	holders located in the United States may not be able to exercise preemptive rights;

•	investors may not be able to easily move shares for trading between the markets we are traded;

•	shareholders may be subject to liability for certain votes of their securities;

•	payment on Class B shares or ADSs may be subject to FATCA withholding; and

•	difficulty to enforce civil liabilities against us, our directors, officers and certain experts.

Risks relating to Argentina

The Argentine economy remains vulnerable.

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

Substantially all of our operations, properties and customers are located in Argentina and, as a result, our business is to a large extent dependent upon macroeconomic, political, regulatory and social conditions prevailing in Argentina. Developments in economic, political, regulatory and social conditions in Argentina, and measures taken by the Argentine government, have had and are expected to continue to have a significant impact on our business, results of operations and financial condition. Argentina is an emerging market and investing in such markets generally carries additional risks.

Argentina’s economy has contracted since 2018 and the country’s economy remains vulnerable and unstable, as reflected by the following economic conditions:

•

inflation remains high and may continue at similar levels in the future; according to a report published by INDEC, cumulative consumer price inflation from December 2019 to December 2020 was 36.14%, and consumer price inflation during January, February and March 2021 was 4.0%, 3.6% and 4.8%, respectively. According to the market expectations survey published by the Central Bank, this tendency is expected to persist, as expectations for 2021 CPI are around 46%;

•

according to a report published by the INDEC in March 2021, GDP for 2020 decreased 9.9%. Argentina’s GDP performance has depended to a significant extent on high commodity prices which are volatile and beyond the control of the Argentine government and private sector;

•	Argentina’s public debt as a percentage of GDP remains high;

•	high foreign currency exchange volatility;

•	Argentina’s foreign currency reserves remain low and falling;

•	the discretionary increase in public expenditures has resulted, and could continue to result, in a fiscal deficit;

•	investment as a percentage of GDP remains low;

•	a significant number of protests or strikes could take place, which could adversely affect, as has occurred in the past, various sectors of the Argentine economy;

•	energy or natural gas supply may not meet industrial demand (thereby limiting industrial development) and consumption;

•	unemployment and informal employment remain high; according to INDEC, unemployment rate during the fourth quarter of 2020 was 11%; and

•	in the climate created by the above-mentioned conditions, demand for foreign currency could grow, generating a capital flight effect, as in recent years.

Additionally, in the presidential and legislative general elections in Argentina that took place on October 27, 2019 the “Frente de Todos,” a political coalition which was part of the former opposition, won the presidential election, and on December 10, 2019, president Fernández took office. Legislative mid-term elections will take place in October 2021, by virtue of which one third of the seats in the senate, and half of the seats in the house of representatives, will be up for election. Political uncertainty in Argentina regarding the policies that may be adopted in the future by the government could lead to further volatility and adversely affect Argentina’s economy.

No assurance can be given that future economic, social and political developments in Argentina, over which we have no control, will not have a material adverse effect on our business, financial condition and results of operations.

The Argentine economy could be adversely affected by economic developments in the global markets.

Argentina’s economy remains vulnerable to external shocks that could be caused by adverse regional or global developments. A significant decline in the economic growth of any of Argentina’s major trading partners (including Brazil, the European Union, China and the United States) could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economy. In addition, Argentina may be affected by economic and market conditions in markets worldwide, as was the case in 2008, when the global economic crisis led to a sudden economic decline in Argentina in 2009. The ongoing COVID-19 pandemic has had, and continues to have, a significant impact on the global economy and the economies of countries across Latin America, the full impact of which cannot be accurately predicted at this time.

In the past, emerging market economies have been affected by changes in U.S. monetary policy, at times resulting in the unwinding of investments and increased volatility in the value of their currencies. If interest rates rise significantly in developed economies, including the United States, emerging market economies, including Argentina, could find it more difficult and expensive to borrow capital and refinance existing debt, which would negatively affect their economic growth.

Brexit has created uncertainty about the future relationship between the United Kingdom and the European Union. The United Kingdom formally exited the European Union on January 31, 2020. On December 24, 2020, the United Kingdom and European Union announced they had entered into a post-Brexit deal on certain aspects of trade and other strategic and political issues, which relationship became effective on December 31, 2020. However, the extent and process by which the United Kingdom will exit the European Union, and the longer term economic, legal, political and social framework to be put in place between the United Kingdom and the European Union are unclear and are likely to lead to ongoing political and economic uncertainty and periods of exacerbated volatility in both the United Kingdom and in wider European markets for some time, which could have an impact on emerging market economies, including Argentina.

In July 2019, the Common Market of the South (“MERCOSUR”) signed a strategic partnership agreement with the European Union, which is expected to enter into force in the second half of 2021, once approved by the relevant legislatures of each member country. The objective of this agreement is to promote investments, regional integration, increase the competitiveness of the economy and achieve an increase in GDP. However, the effect that this agreement could have on the Argentine economy and the policies implemented by the Argentine government is uncertain.

Although economic conditions vary from country to country, investors’ perceptions of events occurring in other countries have, and may continue to, substantially affect capital flows into and investments in securities from issuers in other countries, including Argentina.

Global economic and financial crises, and the general weakness of the global economy, negatively affect emerging economies like Argentina’s. If international and domestic conditions for Argentina were to worsen further, the Argentine economy could be negatively affected as a result of lower international demand and lower prices for its products and services, lower capital inflows and higher risk aversion, which may also adversely affect our business, results of operations, financial condition and cash flows.

We cannot assure you that developments in other markets will not affect macroeconomic, political or social conditions in Argentina and, consequently, our business, results of operations and financial condition.

Argentina’s ability to obtain financing from international markets may be limited or costly, which may impair its ability to implement reforms and public policies and foster economic growth.

The Argentine government has defaulted on its sovereign debt instruments in the past and has most recently reprofiled its debt in 2019/2020. As a result, the Argentine government may not have access to international financing, or its access may be costly, which may limit its ability to make investments and foster economic growth. Additionally, companies in the country’s private sector may also have difficulty accessing international financing at reasonable costs or at all, as has occurred on prior occasions.

During March 2020, the Argentine government initiated discussions with various groups of creditors to discuss a path for Argentina’s debt sustainability. With respect to Argentina’s international bonds, in April 2020, the Argentine executive branch approved the restructuring of certain eligible global bonds issued under foreign laws for up to U.S.$65 billion (the “Eligible Bonds”) and filed with the SEC an invitation to exchange those instruments for new bonds. On August 31, 2020, the Argentine government announced that it had obtained the consents required to exchange 99% of the aggregate principal amount outstanding of all series of Eligible Bonds, following which the exchange was consummated.

On August 18, 2020, the Argentine government offered holders of its foreign currency bonds governed by Argentine law to exchange such bonds for new bonds, in terms that were equitable to the terms of the invitation made to holders of foreign law-governed bonds.

On September 18, 2020, Argentina announced that holders representing 99.4% of the aggregate principal amount outstanding of all series of eligible bonds invited to participate in the local exchange offer had participated. However, there is still a high probability of a new default as reflected by prices of credit default swaps on Argentine sovereign bonds.

In addition, in June 2018, the Argentine government and the IMF signed a three-year, U.S.$50 billion loan agreement, as further amended to U.S.$57.1 billion through 2021 (the “IMF 2018 Agreement”). Following an IMF report in February 2020 stating that Argentina’s debt may not be sustainable, the Argentine government requested to begin discussions with the IMF to renegotiate the IMF 2018 Agreement. As of the date of this annual report, negotiations with the IMF are ongoing.

As of the date of this annual report, there is uncertainty as to whether the Argentine government will be able to successfully negotiate a new program with the IMF, or even if a new renegotiation process with foreign creditors will be required to cure the high implicit probability of default arising from credit default swap’s prices. As a result, we cannot guarantee that Argentina will be able to obtain financing in the international or domestic capital markets, nor the impact a failure to keep the country’s external financial commitments could have, or in case a new renegotiation takes places, what the terms and conditions would finally be. As in the past, this may result in new legal actions against Argentina and in the enforcement of those actions. This may adversely affect the ability of the Argentine government to implement the necessary reforms to boost the country’s economic growth and restore its productive capacity. Furthermore, Argentina’s lack of access to financing in the international financial markets may have a direct impact in our ability to access the financial markets to fund our operations, including the financing of capital expenditures, which in turn may negatively affect our business, financial position and results of operations.

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

Additionally, in June 2019, a claim was made before the ICSID on behalf of the Dutch group ING, NN Holdinvest, NN Intertrust and NN Insurance International for the nationalization during the government of Cristina Fernández de Kirchner of the private retirement system, made in 2008. As reported by the ICSID on its website the demand is for US $ 500 million. On February 23, 2021, Argentina filed observations on the claimants’ response of February 17, 2021. As of the date of this annual report, the tribunal’s decision is pending and the outcome of these cases is uncertain.

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

Moreover, in the midst of a judicial reorganization procedure, the administration briefly intervened producer of soymeal livestock, Vicentin S.A.I.C. Even though the Argentine government eventually abandoned the expropriation project, we cannot assure you that similar measures will not be adopted in the future, such as expropriation, nationalization, intervention by the CNV, or modification of existing contracts, changes in laws, regulations and policies affecting foreign trade and investments.

Moreover, the Argentine government has in the past enacted laws and regulations requiring private sector companies to maintain certain salary levels and provide their employees with additional benefits. Employers, both in the public and private sector, have also been experiencing intense pressures from their personnel, or from the labor unions representing them, demanding salary increases and certain benefits for the workers, given the high inflation rates. On December 13, 2019, the Fernandez administration declared a labor emergency, which has been extended until December 31, 2021. During the labor emergency, severance payments by employers for unjustified terminations are double the amount than it would otherwise apply.

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

The Argentine government has in several occasions increased controls on the sale of foreign currency, limiting transfers of funds abroad. Measures taken by the Argentine government significantly curtailed access to the official foreign exchange market and, as a result, an unofficial U.S. dollar trading market developed in which the peso-U.S. dollar exchange rate differed substantially from the official peso-U.S. dollar exchange rate. While the former administration had initially eliminated foreign exchange restrictions in 2016, in September 2019, in response to significant capital flight from the country, the Argentine Central Bank imposed restrictions on foreign exchange transactions, which were effective until December 31, 2019. Following the change in administration in December 2019, the new administration has extended the measures, and established further restrictions, including a new tax (impuesto PAIS) on certain transactions involving the purchase of foreign currency by Argentine residents. Although the official exchange rate has largely stabilized since the adoption of these foreign exchange controls, we cannot assure you that the official exchange rate will not fluctuate significantly in the future.

The current exchange controls apply with respect to access to the foreign exchange market by residents for savings and investment purposes abroad, the payment of external financial debts abroad, the payment of dividends in foreign currency abroad, payments of imports and exports of goods and services, and the obligation to repatriate and settle the proceeds from exports of goods and services for pesos, among others. For further information, see “Item 10.D – Exchange Controls”. It is not possible to anticipate for how long these measures will be in force or even if additional restrictions will be imposed. The Argentine government could maintain or impose new exchange control regulations, restrictions and take other measures in response to capital flight or a significant depreciation of the peso, which could limit access to the international capital markets. Such measures could undermine the Argentine government’s public finances, which could adversely affect Argentina’s economy, which, in turn, could adversely affect our business, results of operations and financial condition.

Additionally, the level of international reserves held by the Central Bank significantly decreased from U.S.$47.4 billion as of November 1, 2011 to U.S.$25.6 billion, as of December 31, 2015, resulting in a reduced capacity of the Argentine government to intervene in the foreign exchange market and to provide access to such markets to private sector entities. International reserves held by the Central Bank increased to U.S.$65.8 billion as of December 31, 2018, plummeted to U.S.$44.7 billion as of December 31, 2019 and continued to decrease the following year down to U.S.$39.4 billion as of December 31, 2020. Notwithstanding the measures that may be adopted by the Fernández administration in the future, the level of international reserves held by the Central Bank could further decrease, which could lead to political and social tensions and undermine the Argentine government’s public finances, as has occurred in the past, which could adversely affect Argentina’s economy and prospects for economic growth.

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

Recently, commodity prices (i.e. soy) have increased after a long period of decline. If international commodity prices decrease again or experience sustained declines, the Argentine government’s revenues could decrease significantly, affecting Argentina’s economic activity, which in turn could produce a negative effect on our business, financial condition and results of operations.

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

After implementing the announced reforms, on June 16, 2016 the INDEC began to publish official measurements of its main inflation indicator, the Consumers Price Index (“CPI”) (Índice de Precios al Consumidor, or IPC, per its initials in Spanish). The CPI was 47.64% for 2018, 53.83% for 2019 (the highest rate since 1991), 36.14% for 2020, 4.0%, 3.6% and 4.8% for January, February and March 2021, respectively. In the past, inflation has materially undermined the Argentine economy and Argentina’s ability to create conditions that would permit growth. High inflation may also undermine Argentina’s competitiveness abroad and lead to a decline in private consumption which, in turn, could also affect employment levels, salaries and interest rates. Moreover, a high inflation rate could undermine confidence in the Argentine financial system, reducing the Peso deposit base and negatively affecting long-term credit markets.

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

After several years of moderate variations in the nominal exchange rate, the stock of the international reserves of the Central Bank started to decrease and, in order to contain the fall in reserves, the Central Bank accelerated the rate of nominal devaluation of the Peso. In 2018, 2019 and 2020, the Peso depreciated approximately 51%, 37% and 29%, respectively, with respect to the U.S. dollar. Additionally, the stock of international reserves held by the Central Bank increased to U.S.$65.8 billion as of December 31, 2018 and decreased to U.S.$44.7 billion as of December 31, 2019. During 2020 the stock of international reserves held by the Central Bank kept plummeting to U.S. $39.4 billion as of December 30, 2020.

The Argentine macroeconomic environment, in which we operate, was and still is affected by such devaluation which had an effect on our financial and economic position. If the Peso devalues significantly, all of the negative effects on the Argentine economy related to such devaluation could recur, with adverse consequences to our business, financial condition and results of operations.

High public expenditure could result in long lasting adverse consequences for the Argentine economy.

During the last years, the Argentine government has substantially increased public expenditure and has resorted regularly to the Central Bank’s monetary issuance and transfers from ANSES to source part of its funding requirements.

In 2018 and 2019, public sector expenditure increased approximately 22.4% and 37.2%, respectively (measured in nominal Pesos) and the government informed a primary fiscal deficit of approximately 2.4% and 1.3% of GDP, respectively, according to the Ministry of Treasury.

In 2020, the Fernandez administration announced a package of fiscal stimulus measures to mitigate the effects of the recession caused by COVID-19 pandemic, focused on sustaining the level of income of the most vulnerable families and companies most affected. Such measures increased spending and produced a drop in revenues, which caused a significant raise in the fiscal deficit for the year 2020. In 2020, the government informed a primary fiscal deficit of Ps.1.7 trillion, compared to a deficit of Ps.819.4 billion in 2019, and was equivalent to 6.5% of GDP for 2020 and the highest in more than 40 years. Moreover, the Argentine government informed a financial deficit of Ps.2.3 trillion equivalent to 8.5% of GDP. These results are partly explained by a decrease in Argentine government income (equivalent to -0.7% of GDP) and an increase of public expenditure (equivalent to 3.5% of GDP).

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

A lack of a solid institutional framework and corruption have been identified as, and continue to be a significant problem for, Argentina. In Transparency International’s 2020 Corruption Perceptions Index survey of 180 countries, Argentina was ranked 78, dropping from the previous survey in 2019. In the World Bank’s Doing Business 2020 report, Argentina ranked 126 out of 190 countries, down from 119 in 2019.

Recognizing that the failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment, the former administration announced several measures aimed at strengthening Argentina’s institutions and reducing corruption. These measures included the reduction of criminal sentences in exchange for cooperation with the government in corruption investigations (a “whistleblower” mechanism), increased access to public information, the seizing of assets from corrupt officials, and stablishing a corporate criminal liability regime for corruption offenses aimed at promoting anticorruption compliance, among others. The current Argentine Government’s ability to implement them, or promote further transparency and integrity measures is uncertain in a highly polarized political context.

The ongoing economic uncertainty and political environment in Argentina may adversely affect the Argentine economy.

Argentina’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities with underlying Argentine risk. The recent economic instability in Argentina has contributed to a decline in market confidence in the Argentine economy, as well as to a deteriorating political environment. Weak macroeconomic conditions in Argentina have continued in 2020 and may be accentuated in 2021. For more information, see “Item 3.D - Risk Factors – Risks relating to Argentina – The Argentine economy remains vulnerable and a significant decline could adversely affect our financial condition.”

In addition, certain ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Argentine Federal Prosecutor have negatively impacted the Argentine economy and political environment. Numerous members of different agencies of the Argentine government as well as senior officers of companies holding government contracts or concessions have faced or are currently facing allegations of corruption and money laundering, as a result of these investigations. Several senior politicians and high-ranking executives and officers of major companies in Argentina (i) have been arrested on account of various charges relating to corruption, (ii) entered into plea agreements with prosecutors and (iii) have resigned or been removed from their positions. The potential outcome of the ongoing corruption-related investigations is uncertain in most cases, but they have already had an adverse impact on the image and reputation of those companies that have been implicated, as well as on the general market perception of the economy, political environment and the capital markets in Argentina. We cannot predict the outcome of any such allegations nor their effect on the Argentine economy.

The deterioration of the general market perception of the economy, political environment and the capital markets in Argentina could have a negative impact on our business, financial condition and results of our operations.

COVID-19 affected and keeps affecting the Argentine economy and could have an adverse effect on Argentine economy.

In December 2019, COVID-19 was reported in Wuhan, China, and the World Health Organization declared COVID-19 a pandemic on March 11, 2020. The COVID-19 pandemic has disrupted business activities in Argentina and worldwide. The Argentine government has issued a shelter-in-place order from March 20, 2020, restricting the free circulation in public areas and ordering most businesses to close, with certain exemptions. In Argentina, around 2.9 million confirmed cases had been reported by April 27, 2021, along with a death toll of approximately 63,000.

The COVID-19 pandemic has, and it is still adversely impacting the Argentine economy and our business. For example, the pandemic has already had several adverse consequences, including a negative impact on the population’s health and safety, disruption of supply chains, falls in production and demand, deterioration in the valuation of financial assets and investments, exchange rate volatility, increased volatility in the financial markets, closure of facilities, interruption of operations and a likely increase of impaired loans in the future. Even though the Argentine government has started a vaccination campaign, a second wave of infections is broadening the effects of the COVID-19 pandemic on the Argentine economy overall. Additionally, conflicting orders from the federal and local governments could also adversely affect the political environment in Argentina.

In order to assuage the adverse effect of the COVID-19 pandemic on the Argentine economy, the Argentine government has taken certain monetary and fiscal measures, in addition to other measures adopted by the Central Bank. Such measures included: layoff limitations, price controls, lower reserve requirements on bank lending to households and micro-, small- and medium-sized enterprises, temporary easing of bank loan classification rules, a temporary prohibition on charging fees related to ATM services, the suspension of account closures, the reduction of maximum credit card interest rates, freezing and/or postponement of certain loan payments, healthcare benefit extensions, tax reductions and certain other financial assistance programs in connection with the COVID-19 pandemic. Moreover, banks may not distribute dividends until at least June 30, 2021 or carry out wrongful dismissals until at least May 31, 2021. Although such measures already helped to attenuate the impact of the pandemic and could help on the future such impact on the Argentine economy overall, they may also have a negative impact on our business, financial condition and results of operations.

For more information regarding the effects of the COVID-19 pandemic and its impact, see note 51.1.4 “Adjustment for expected losses due to COVID-19 pandemic” and note 53 “Effects of the coronavirus (Covid-19) outbreak” to our audited consolidated financial statements as of December 31, 2020 and 2019, and item 5.D. “Trend Information/Potential impact related to COVID-19 pandemic.”

The long-term effects of epidemics and other public health crises, such as COVID-19, on the economy are difficult to assess or predict. For example, risks that the Bank’s face arising from the pandemic include: a possible significant increase in loan defaults and credit losses, higher risk of impairment of our assets, a decrease in our business activity, such as new retail lending, an increase in cybersecurity risks given greater use of computer networks outside the corporate environment, and negative impacts on the business and operations of third-party service providers who perform critical services for us. Furthermore, certain industries that have been particularly affected by the pandemic, such as hospitality, tourism and travel, could remain distressed for an extended period, which would in turn increase their defaults and reduce their activity.

As a result of the above, the COVID-19 pandemic and the measures adopted by the government to mitigate its impact could adversely affect the Argentine economy. The extent of the impact of the pandemic on the Argentine economy will depend on certain developments, including the duration and spread of the outbreak, the measures taken or to be taken by the Argentine government and Central Bank, and the related impact to the economic partners of Argentina, all of which remain uncertain.

For more information, see “Item 4.B.—Business Overview—Argentine Banking Regulation— Central Bank’s preventive measures in response to the pandemic of COVID-19;” and “item 5.D. – Trend Information/Potential impact related to COVID-19 pandemic”, and notes 51.1.4 “Adjustment for expected losses due to COVID-19 pandemic” and 53 “Effects of the coronavirus (Covid-19) outbreak” to our audited consolidated financial statements as of December 31, 2020 and 2019.

Risks relating to the Argentine financial system

The growth and profitability of Argentina’s financial system depends on the growth of the long-term credit market.

Until recent years, the loan portfolio of the Argentine financial system had been growing significantly. Loans to the private sector (in nominal value without adjusting for inflation) grew by approximately 36% in 2018, 21% in 2019 and 33% in 2020. In the past, the pace of growth of long-term loans was slower than that of the rest of the loan portfolio, however during 2017 and 2018 was a significant increase in mortgage loans. In 2019, the increase in mortgage loans abruptly stopped due to higher inflation expectations and its impact on the cost of credits adjusted by UVAs, while during 2020, mortgage loans decreased by 24% in real terms.

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

The stability of the financial system depends upon the ability of financial institutions, including us, to retain the confidence of depositors.

The measures implemented by the Argentine government regarding financial institutions, particularly the restrictions imposed on depositors in relation to the possibility of freely withdrawing funds from banks and “pesification” and restructuring of their deposits, caused losses to many depositors and weakened the confidence in the Argentine financial system.

The Argentine financial system’s growth depends heavily on deposit levels, due to the small size of its capital market and the absence of foreign investments in previous years. During the last years, numerous local financial institutions, including the Bank, have had access to global financial markets to obtain financing through the placement of debt securities, in satisfactory conditions, but this trend has come to an end due to the adverse macroeconomic conditions in recent years. Therefore, there is uncertainty about whether the current availability of funds in international markets will be regained in the coming years.

Although liquidity levels are currently reasonable, it is not possible to offer any guarantee that these levels will not decrease in the future due to adverse economic conditions that could negatively affect the Bank’s business. Furthermore, while banks’ liquidity in foreign currency is high, a significant share of it is deposited at the Central Bank, and as a result banks have to rely on the Central Bank in order to access those funds. If we were to experience significant withdrawals by depositors, it could have a material adverse effect on our business, results of operations and financial condition.

Notwithstanding the above, because most deposits are short-term deposits, a substantial part of loans must also have short-term maturities to match the terms of the deposits. The proportion of long-term credit lines, such as mortgages, is small, and long-term loan origination fell sharply during 2019 and 2020 as a consequence of high interest rates and the difficult financial and macroeconomic environment.

As a result of the aforementioned, the deposit base of the Argentine financial system, including ours, may be further affected in the future by adverse economic, social and political events. If there were a further loss of confidence due to such economic, social and political events causing depositors to withdraw significant holdings from banks, there could be a substantially negative effect on the manner in which financial institutions, including us, conduct their business and on their ability to operate as financial intermediaries. International loss of confidence in the financial institutions may also affect the behavior of Argentine depositors which could have a negative impact on our business, financial condition and results of operations.

Our asset quality and that of other financial institutions may continue to deteriorate if the Argentine private sector is affected by economic events in Argentina or international macroeconomic conditions.

The capacity of many Argentine private sector debtors to repay their loans has in the past deteriorated as a result of certain economic events in Argentina or macroeconomic conditions, materially affecting the asset quality of financial institutions, including us.

As of December 31, 2018, 2019 and 2020, the ratio of non-performing private sector lending reached 3.1%, 5.7% and 3.9%, calculated pursuant to Central Bank Rules, explained by the economy’s deterioration and its impact on individual’s payment capability.

We experienced a similar trend than the financial system as a whole, as our non-performing lending rate reached 1.9%, 2.1% and 0.8%, as of December 31, 2018, 2019 and 2020, respectively, calculated pursuant to Central Bank Rules.

As a result of the macroeconomic environment prevailing in Argentina since 2018, the capacity of many Argentine private sector debtors to repay their loans has deteriorated significantly, materially affecting the asset quality of financial institutions, including us. In addition, due to the spreading of COVID-19 and its economic impact in the course of 2020, with the aim of easing the economic situation in the midst of the pandemic, the Argentine government established measures such as the refinancing of unpaid balances, access to soft credits, subsidies to vulnerable sectors, the freezing of monthly mortgage payments and certain UVA loans, etc. However, these measures may not fully offset the deterioration caused by the crisis in the quality of our assets.

The COVID-19 pandemic and the nation-wide lockdown established by the Argentine government since March 20, 2020 and extended several times until the date of this annual report, with an interim period between November 2020 and March 2021 (when the country entered a “social distancing” phase), have had a significant negative impact on the Argentine economy and, therefore, on the behavior of financial system debtors.

Despite the measures taken by the Argentine government in order to mitigate the negative impact, production and consumption have decreased significantly, impacting employment levels and financial flows, among others and the extent of such impact and its effects are still uncertain, and therefore difficult to measure. Additionally, despite the measures adopted by the Central Bank in order to temporarily reduce non-performing levels, the negative results of the impairment in the debtors’ financial capacity are undeniable, thus an increase in the impairment of assets subject to credit risk is expected. Since statistical models do not appropriately reflect the effects arising from the pandemic on expected credit losses, the Bank decided to make a special adjustment prospectively based on an estimate of the impairment of certain financial assets showing greater vulnerability levels or signs of difficulties related to the payment of obligations. For more information, see note 51.1.4. “Adjustment for expected losses due to COVID-19 pandemic” to our audited consolidated financial statements as of December 31, 2020 and 2019.

We cannot assure you when the economic crisis will subside and the private sector debtors will improve its payment capacity. Additionally, despite the current quality of our portfolio, we may not succeed in recovering substantial portions of outstanding loans. If Argentina’s economic growth continues to slow down or the financial condition of the private sector further deteriorates, the financial system, including us, could experience an increase in the incidence of non-performing loans.

Limitations on enforcement of creditors’ rights in Argentina may adversely affect financial institutions.

To protect debtors affected by the economic crisis, the Argentine government adopted measures that temporarily suspended proceedings to enforce creditors’ rights, including mortgage foreclosures and bankruptcy petitions. Such limitations have restricted creditors’ ability to collect defaulted loans.

To protect debtors affected by the COVID-19 crisis, the Argentine government adopted a series of rules regarding the enforcement of creditors’ rights upon default. In connection with the ongoing COVID-19 pandemic, the Argentine government, among other measures, (i) suspended foreclosures and evictions nationwide, including those that have already been ordered, until March 31, 2021; (ii) froze mortgage and UVA credits installments as of March 2020’s value until January 31, 2021; (iii) froze the price of rentals as of March 2020’s value until March 31, 2021; and (iv) prohibited the application of punitive interests or other penalties provided for in the contract. Even though the rules are no longer in force, we cannot be certain regarding the impact of such measures’ expiration over the delinquency of the Bank’s clients.

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

Since the 2018 devaluation of the peso and the acceleration of the inflation rate, the Central Bank raised interest rates, ending the margin contraction trend that had been taking place in the previous years. Since late December 2019, the Central Bank has resumed a process of rate reduction, and inflation expectations have been reduced slightly, although they remain high. If the Central Bank is successful in keeping the pace of inflation reduction, it could result in a renewed pressure on banking spreads. Moreover, a change in the composition of the source of funding, which is currently heavily weighted by non-interest-bearing deposits, could also put downward pressure on margins. A change in the composition of the source of funding could result from lower interest rates, higher demand of credit and therefore a need to increase the amount of time deposits or other types of interest bearing liabilities. Further reduction in spreads could have a material adverse effect on our business, results of operation and financial condition.

We cannot guarantee that interest rate spreads will remain attractive unless increases in our volume of lending or additional cost-cutting takes place. A reversal of this trend could adversely affect the financial system and our business.

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

Moreover, in accordance with article 3.4 of Communication “A” 6844, access to the local exchange market is subject to Central Bank’s prior approval. However, access is only granted to the FX Market to pay dividends to non-resident shareholders subject to certain conditions. By virtue of Communication “A” 7181 of the Central Bank, dividend distributions by financial entities have been suspended at least until June 30, 2021.

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

Since 2013, Argentina has taken steps towards improving its AML/CFT regime, including the issuance of new regulations strengthening KYC and suspicious transaction reporting duties and the UIF´s existing powers to apply sanctions for AML/ CFT deficiencies. Financial Action Task Force (“FATF”). As a result of such progress, in 2014 the FATF removed Argentina from the compliance monitoring process. In June 2017, Argentina was unanimously elected to preside the FATF.

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

Certain changes to services and commissions charged by financial entities on debit and credit card sales may affect Argentine financial institutions.

Financial institutions receive income from the commissions they charge merchants on debit and credit card transactions. A change in applicable law that place limits on the fees that merchants may be charged may adversely reduce revenues of the Argentine financial institutions.

On September 8, 2016, one of the chambers of the Argentine Congress approved a draft bill that aims to reduce credit card sales commissions from 3% to 1.5%, and debit card sales commissions from 1.5% to 0%. The draft bill was not approved by the Argentine Congress in 2016. Nevertheless, on March 31, 2017, the Central Bank issued Communication “A” 6212, effective as of April 1, 2017, which reduces credit card and debit card sales commissions on a gradual annual plan. Pursuant to Communication “A” 6212, the maximum credit card sales commission rate for 2017, 2018 and 2019 was of 2.0%, 1.85% and 1.65%, respectively, and for 2020 and 2021 and after, will be 1.50% and 1.30%, respectively. The maximum debit card sales commissions for 2017, 2018 and 2019 was of 1.0%, 0.90% and 0.80%, respectively, and for 2020 and 2021 and after, will be 0.70% and 0.60%, respectively. Moreover, pursuant to Communication “A” 6964, as of April 13, 2020, nominal interest rates in credit operations shall not exceed 43%. The application of the limits set by the Central Bank and any further reductions on credit and debit cards sales commissions could adversely affect our profitability, financial condition and results of operations. Furthermore, by means of said Communication, the Central Bank determined that the unpaid balances of credit cards financings that take place between April 13, 2020 and April 30, 2020, will be automatically refinanced in nine equal consecutive monthly installments beginning after a three-month grace period and the nominal interest rates shall not exceed 43%, considering each the amount financed by such concept is lower than Ps.200,000. Also, for the unpaid balances of credit cards financings that take place between September 1, 2020 and September 20, 2020, will be automatically refinanced in nine equal consecutive monthly installments beginning after a three-month grace period and the nominal interest rates shall not exceed 40%.

It is not possible to offer any guarantee that new regulations on such a matter will not be implemented in the future that may reduce future financial revenues. Such could in turn have a negative impact on the Argentine financial institutions and, in turn, on our business, financial position and results of operations.

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

As of December 31, 2020, our significant shareholders, Trust JHB and Delfín Jorge Ezequiel Carballo, directly or beneficially owned 5,995,496 Class A shares and 104,473,881 Class B shares, and 4,899,897 Class A shares and 106,824,523 Class B shares, respectively. The shares owned by Trust JHB were transferred to such trust upon the death of Jorge Horacio Brito in November 2020 as a testamentary disposition, ad referendum of the Central Bank of Argentina. Trust JHB’s beneficiaries are Mr. Jorge Horacio Brito’s heirs apparent, who are also the shareholders of the trustee. Trust JHB’s decisions are made by the trustee.

Although there is no agreement among them, if voting together, they could control all decisions made by shareholders with respect to us. They might, without the attendance of the remaining shareholders, elect a majority of our directors, effect or prevent a merger, sale of assets or other business acquisition or disposition, cause us to issue additional equity securities, effect a related party transaction and determine the timing and amounts of dividends, if any.

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

The pandemic and the nation-wide lockdown established by the Argentine government since March 20, 2020 and extended several times until November 6, 2020 (when the country entered a “social distancing” phase), have had a significant negative impact on the Argentine economy. Despite the measures taken by the Argentine government in order to mitigate the negative impact, production and consumption have decreased significantly, impacting employment levels and financial flows, among others and the extent of such impact and its effects are still uncertain, and therefore difficult to measure. Additionally, it is worth noting that, despite the measures adopted by the Central Bank in order to temporarily reduce non-performing levels, the Bank’s financial statements for the period ended on December 31, 2020 recognize the expected losses with a forward-looking perspective, incorporating the impact of new macroeconomic scenarios in the variables which affect credit risk, in accordance with IFRS 9 provisions. For more information, see (i) note 51.1.4. “Adjustment for expected losses due to COVID-19 pandemic” to our audited consolidated financial statements as of December 31, 2020 and 2019; (ii) “Item 3.D – Risk Factors – Risks Relating to Argentina – COVID-19 affected and keeps affecting the Argentine economy and could have an adverse effect on the Argentine economy”; and (iii) “Item 4.B.—Business Overview—Argentine Banking Regulation— Central Bank’s preventive measures in response to the pandemic of COVID-19”.

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

During last year, there has been an increase in cases of phishing, and especially of telephone phishing or Vishing and Angler phishing, through social networks, in order to deceive clients and obtain confidential information using different techniques of social engineering. Preventive measures and security components continue to be developed to improve the preventive measures against such kinds of fraud and increase the level of protection of information. In this sense, we have taken measures to mitigate the cases of phishing and digital fraud and protect our customers.

In addition, contingency plans in place may not be sufficient to cover liabilities associated with any such events and, therefore, applicable insurance coverage may be deemed inadequate, preventing us from receiving full compensation for the losses sustained as a result of such a disruption. Additionally, the COVID-19 pandemic can worsen this situation. For more information, see “Item 3.D – Risk Factors – Risks Relating to Argentina – COVID-19 affected and keeps affecting the Argentine economy and could have an adverse effect on the Argentine economy.”

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

Our business is highly dependent on the ability of our information technology systems and the third-party managers of such systems to effectively manage and process a large number of transactions across numerous and diverse markets and products in a timely manner. In addition, we provide our customers with continuous remote access to their accounts and the possibility of transferring substantial financial assets by electronic means. The proper functioning of our financial control, risk management, accounting, customer service and other data processing systems is critical to our business and our ability to compete effectively. Our business activities may be materially disrupted if there were a partial or complete failure of any of our information technology systems communication networks. Such failures could be caused by, among other things, software bugs, computer virus attacks or intrusions, phishing, identity theft or conversion errors due to system upgrading. In addition, any security breach caused by unauthorized access to information or systems, or intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, could have a material adverse effect on our business, results of operations and financial condition.

Our ability to remain competitive and achieve further growth will depend in part on our ability to upgrade our information technology systems and increase our capacity on a timely and cost-effective basis. Any substantial failure to improve or upgrade information technology systems effectively or on a timely basis could materially affect us.

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

Liquidity issues could arise that may adversely affect our business.

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

Argentina’s implementation of the Corporate Criminal Liability Law and other anti-corruption laws and regulations may expose us to compliance risks.

Due to the nature of our business, we are required to comply with various anti-corruption laws and regulations, including those of Argentina and the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), regarding customer and market conduct, anti-corruption and the prevention of money laundering and the financing of terrorists. These laws and regulations generally prohibit improper payments to government officials for the purpose of obtaining or keeping business or securing any improper advantage. If we do not successfully comply with applicable anti-corruption laws and regulations designed to combat governmental corruption, we could become subject to fines, penalties or other regulatory sanctions, civil litigation as well as to adverse press coverage, which could cause our reputation and business to suffer.

Although we are committed to conducting business in a legal and ethical manner and in compliance with local and international statutory requirements and standards applicable to our business, as we directly or indirectly deal with entities whose employees are government officials, there is a risk that our management, employees or representatives may take actions that could violate applicable laws and regulations. Guilty pleas by or convictions of us or of any our affiliates (including any of our significant shareholders, employees or other agents) in criminal proceedings may have adverse effects on our business.

In addition, there is a risk that third parties using our banking network may carry out illegal or improper activities. Moreover, as technology keeps evolving, the surge of cryptocurrencies and blockchain, and adverse economic conditions, financial crimes could increase while limiting our ability to track the movement of funds.

Increased attention to environmental, social and governance (“ESG”) matters may impact our business.

Our business faces increasing public scrutiny related to ESG activities. We risk damage to our brand and reputation if we fail to act responsibly in a number of areas, such as environmental stewardship, corporate governance and transparency as well as considering ESG factors in our operations. Adverse incidents with respect to ESG activities could impact our brand, the cost of our operations and relationships with clients and other stakeholders, all of which could adversely affect our business and results of operations. Additionally, new regulatory initiatives related to ESG could adversely affect our business and increase our cost of operations.

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

We obtained authorization from the Central Bank to distribute dividends corresponding to fiscal years 2003 through 2010. For the fiscal years ended December 31, 2011 and 2012, we were not able to distribute dividends because we did not reach the regulatory threshold for dividend distribution under Central Bank regulations. We did reach such regulatory threshold and obtained the authorization from the Central Bank to distribute dividends for the fiscal years ended December 31, 2013, 2014, 2015 and 2016, respectively. Pursuant to Central Bank Communication “A” 6464 and because we met the requirements, as we exceed the capital needed to cover the legal requirements and, as we complied with the additional capital margins required by the aforementioned regulation, the payment of dividends did not require prior Central Bank authorization for the years 2017 and 2018.

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

On March 19, 2020, in the midst of the COVID-19 crisis, the Central Bank issued Communication “A” 7181 by virtue of which the distribution of dividends by financial entities have been suspended at least until June 30, 2021. We cannot assure this measure will not be extended after this period nor the extent to which the measure may affect holders of our Class B shares or ADSs.

Holders of our Class B shares and the ADSs located in the United States may not be able to exercise preemptive rights.

Under Argentine Corporate Law No. 19,550 (the “Argentine Corporate Law”), if we issue new shares as part of a capital increase, our shareholders may have the right to subscribe to the proportional number of shares to maintain their existing shareholding. Rights to subscribe for shares in these circumstances are known as preemptive rights. Upon the occurrence of any future increase in our capital stock, U.S. holders of Class B shares or ADSs will not be able to exercise the preemptive rights for such Class B shares or ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended (the “Securities Act”), is effective with respect to such Class B shares or ADSs or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to those Class B shares or ADSs. We cannot assure you that we will file such a registration statement or that an exemption from registration will be available. Unless those Class B shares or ADSs are registered or an exemption from registration applies, a U.S. holder of our Class B shares or ADSs may receive only the net proceeds from those preemptive rights if those rights can be sold by the depositary. If they cannot be sold, they will be allowed to lapse. Furthermore, the equity interest of holders of Class B shares or ADSs located in the United States may be diluted proportionately upon future capital increases.

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

Pursuant to certain provisions of the U.S. Internal Revenue Code of 1986, as amended, commonly known as FATCA, a “foreign financial institution” may be required to withhold on certain payments it makes (“foreign pass thru payments”) to persons that fail to meet certain certification, reporting, or related requirements. We are a foreign financial institution for these purposes. A number of jurisdictions have entered into, or have agreed in substance to, intergovernmental agreements with the United States to implement FATCA (“IGAs”), which modify the way in which FATCA applies in their jurisdictions. Certain aspects of the application of the FATCA provisions and IGAs to instruments such as the Class B Shares and the ADSs, including whether withholding would ever be required pursuant to FATCA or an IGA with respect to payments on instruments such as the Class B shares or the ADSs, are uncertain and may be subject to change. Even if withholding would be required pursuant to FATCA or an IGA with respect to payments on instruments such as the Class B Shares and the ADSs, proposed regulations have been issued that provide that such withholding would not apply prior to the date that is two years after the date on which final regulations defining “foreign pass through payments” are published in the U.S. Federal Register. In the preamble to the proposed regulations, the U.S. Treasury Department indicated that taxpayers may rely on these proposed regulations until the issuance of final regulations. Holders should consult their own tax advisors regarding how these rules may apply to their investment in the Class B Shares and the ADSs.

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

In 2001, 2004, 2006 and 2010, Banco Macro acquired control of Banco Bansud S.A., Nuevo Banco Suquía S.A., Nuevo Banco Bisel S.A. and Banco Privado de Inversiones S.A., respectively, expanding through these acquisitions its presence in the south and center of the country. Such entities merged with us on December 2003, October 2007, August 2009 and December 2013, respectively. In addition, during 2006, Banco Macro acquired control of Banco del Tucumán S.A., which was merged with the Bank in October 2019. Additionally, on May 21, 2019, Banco Macro acquired 100% of Argenpay SAU. Additionally, in 2020 the Bank together with other banks of the Argentine financial system incorporated the fintech Play Digital S.A.

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

The new corporate tower was designed to take full advantage of natural light and maximize energy efficiency, while also using materials that do not adversely affect the environment. It was built in compliance with the Leed International Sustainability Standards of the “U.S. Green Building Council. For more information, see Item 4.D “Property, plants and equipment.”

B. Business Overview

We are one of the leading banks in Argentina. With the most extensive private-sector branch network in the country, we provide standard banking products and services to a nationwide customer base. We distinguish ourselves from our competitors given our strong financial position and our focus on low- and middle-income individuals and PyMEs, generally located outside of the City of Buenos Aires. We believe this strategy offers significant opportunity for continued growth in our banking business. According to the Central Bank, as of September 30, 2020, we were ranked first in terms of branches and equity and third in terms of both total loans and total deposits among private banks in Argentina.

As of December 31, 2020, on a consolidated basis, we had:

•	Ps. 774,529.1 million (U.S.$ 9,204.7 million) in total assets;

•	Ps. 257,421.2 million (U.S.$ 3,059.3 million) in total loans and other financings;

•	Ps. 488,741.4 million (U.S.$ 5,808.3 million) in total deposits;

•	approximately, 4.1 million retail customers and 0.1 million corporate customers; and

•	approximately, 0.9 million customers with employee payroll accounts for private sector and provincial governments and 0.7 million retiree customers.

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

Our competitive strengths

We believe we are well positioned to benefit from opportunities created by the economic and business environment in Argentina. Our competitive strengths include the following:

•

Strong financial position. As of December 31, 2020, we had excess of regulatory capital of Ps. 132,091 million. (34.2% capitalization ratio). Our excess capital is aimed at supporting growth, and consequently, a higher leverage of our balance sheet.

•	Strong shareholders’ equity. Our shareholders’ equity as of December 31, 2018, 2019 and 2020 was Ps. 127,561 million, Ps. 144,392.8 million, and Ps. 151,545.8 million, respectively.

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

•

Largest private-sector branch network in Argentina. With 463 branches and 1,578 ATMs as of December 31, 2020, we have the most extensive branch network among private-sector banks in Argentina. We consider our branch network to be our key distribution channel for marketing our products and services to our entire customer base with a personalized approach. In line with our strategy, approximately 94% of these branches are located outside of the City of Buenos Aires.

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

Our goal is to promote our overall growth by increasing our customer base, expanding our loan portfolio and generating more fee income from transactional services. We plan to achieve this goal by managing the Bank on a holistic basis, focusing our growth strategy on the marketing and promotion of our standard banking products and services. We have pursued our growth strategy by acquiring financial entities throughout Argentina, which has enabled us to significantly expand our branch network and customer base. We have taken advantage of the opportunities presented by the Argentine financial system to move into new locations by acquiring banks or absorbing branches from banks liquidated by the Central Bank.

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

The table below reflects the number of retail customers broken down by category as of December 31, 2018, 2019 and 2020:

Retail Customers by category	2018	2019	2020
Open Market	1,506,733	1,844,412	2,244,041
Plan Sueldo (private and public sector)	870,678	867,322	897,153
Retirees	716,081	698,133	698,395
Professionals and business and others	552,274	292,937	285,956
Total Retail Customers	3,645,766	3,702,804	4,125,545

We offer our retail customers traditional banking products and services, such as savings and checking accounts, time deposits, credit and debit cards, consumer finance loans (including personal loans), mortgage loans, automobile loans, overdrafts, credit-related services, home and car insurance coverage, tax collection, utility payments, ATMs and money transfers.

Our retail customers provide us with a key source of funding as well as a significant interest and fee income. We believe that our large retail customer client base provides us with an excellent opportunity to expand the volume of our lending business. For example, as of December 31, 2020, only 16% of our retail customers currently have a personal loan from us and only 30% currently have a credit card. We believe there is strong potential to increase these percentages.

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

The number of retail accounts increased by 11% in 2018, by 9% in 2019, and by 14% in 2020.

Our “debit card” service is critical within the framework of our strategy to increase customer transactions by encouraging the use of accounts. Debit card services also help to develop account balances into transactional accounts, as deposits increase, thereby expanding our demand deposit base. The amount of debit cards we issued, grew 6%, 8% and 10% in 2018, 2019 and 2020, respectively. In 2018 we highlight the migration of our debit cards to EMV technology (Europay, MasterCard, Visa), cards with integrated chip and in 2019 we incorporate contactless technology in the generation of 100% of the issuances, renewals and reprints of debit cards. We also increased the limits of extraction, purchase and transference in order to favor the use of automated channels to obtain cash.

The following table reflects the number of retail accounts as of December 31, 2018, 2019 and 2020:

Product	2018	2019	2020
Savings
Total savings accounts	4,083,512	4,469,531	5,116,756
Open Market	1,833,246	1,950,655	2,460,278
Retirees	814,590	902,580	936,514
Plan Sueldo (private sector)	681,810	744,850	801,889
Plan Sueldo (public sector)	467,436	542,731	584,576
Professionals and business and others	286,430	328,715	333,499
Checking
Checking accounts	881,736	822,227	750,711
Electronic Account Access
Debit Cards	3,473,479	3,601,847	3,948,147

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

Towards the end of 2019, the Argentine government ordered the freezing of mortgage loan installments for first house (primera vivienda) (for amounts of up to 120,000 UVAs) applicable from September 2019 to January 2020. To return to the contractually agreed installment, the Argentine Central Bank implemented a gradual increasing system which was originally expected to be applied within 12 months in relation to the inflation index in the period in which the freezing applied.

This system was only applied for 2 months, since through Decree 319/2020 and subsequent provisions, the government ordered new freezes, expanding its scope to all UVA first house mortgage loans.

The Decree 319/2020 of March 29, 2020, established a freeze from April to September 30, 2020, on the value of instalments on mortgage loans for single-family homes and pledge loans adjusted by UVAs. The Decree was later extended by Decree 767/20 dated September 25, 2020, and as a result, the monthly value of instalments in pesos of loans granted in UVA will remain unchanged until February 2021 with respect to March 2020 values. The differentials surged from the differences between the contractual instalments and the instalments resulting from the freeze established in Decrees No. 319/2020 and 767/2020 shall be refinanced in order to be paid at the end of the life of the loan, unless otherwise explicitly indicated by the debtor.

From February 2021, the installments were adjusted again on a monthly basis according to the change in the price of UVAs, although the total adjustment that occurred during the freezing periods is not applied, but rather a convergence plan is in place. Such adjustment will be made increasingly over a period of 18 months, from February 2021 to July 2022, with each installment increasing on a monthly basis by one eighteenth cumulative part of the total adjustment to be applied. The unpaid balances between the amounts of the contractual fees that should have been paid and the amounts of the fees reduced as a result of the freezing and convergence, will be converted to UVAs and will expire at the end of the current schedule of the loan, without accruing interests.

According to Communication “A” 6949 issued by the Central Bank on April 1, 2020, unpaid balances corresponding to maturities of credit assistance granted by financial institutions as from April 1, 2020, until June 30, 2020 (later postponed until March 31, 2021), could only accrue compensatory interest at the contractually stipulated rate therefore they would not accrue punitive interest. The unpaid balances of financings from financial institutions, excluding credit cards, which operated in the aforementioned period, should be incorporated in the month following the end of the life of the credit, considering the accrual of the compensatory interest rate.

By means of Communication “A” 7044 of June 18, 2020, the Central Bank established that the incorporation of unpaid instalments at the end of the life of the credit was extended to maturities until September 30, 2020. By means of Communication “A” 7107, the Central Bank further extended the measure until December 31, 2020.

In the case of financings from financial institutions under the credit card regime, maturities of account statements that occurred between the 1st and 12th of April 2020 could be cancelled by customers on April 13, 2020, for the same amount of the statement and without any surcharge.

According to Central Bank’s Communication “A” 6964 dated April 10, 2020, financial institutions were required to automatically refinance unpaid credit card balances for a one-year term with a three-month grace period, on nine equal and consecutive monthly instalments and an annual nominal rate of 43%. By means of Communication “A” 7095, the Central Bank extended the treatment to unpaid balances due from September 1, 2020 to September 30, 2020, except that accrued compensatory interest may not exceed an annual nominal rate of 40%.

As of December 31, 2018, 2019 and 2020, our consumer loan portfolio (without considering other financings) was as follows:

	Consumer loan portfolio
	(as of December 31, of each year)
	(in millions of Pesos and as percentage of consumer loan portfolio)
	2018 (1)		2019 (1)		2020
Overdraft	1,398.6	0.7%	847.2	0.5%	751.1	0.5%
Documents	3,542.7	1.7%	2,094.5	1.3%	2,669.8	1.7%
Mortgage and pledge	25,120.5	11.9%	22,128.3	13.9%	19,868.3	12.4%
Credit Card	58,864.5	27.9%	55,363.9	34.8%	62,179.8	38.9%
Personal loans	119,860.5	56.8%	77,379.6	48.6%	70,218.7	43.9%
Others	2,172.7	1.0%	1,362.6	0.9%	4,182.0	2.6%
Total	210,959.4	100.0%	159,176.1	100.0%	159,869.6	100.0%

Note:

(1)	Figures stated in millions of Pesos in terms of purchasing power of Argentine Pesos as of December 31, 2020.

As of December 31, 2020, personal loans, which comprise the largest share of our consumer loan portfolio, carried an annual average nominal interest rate of 55.16% and an average maturity of 40.9 months. Interest rates and maturities vary across products.

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

The corporate business is focused on classification by size and sector. We have four categories for our corporate customers: (1) small companies, which register up to Ps.600 million in sales per year; (2) medium-sized and large companies, which register more than Ps.600 million and less than Ps.3,000 million in sales per year; (3) agricultural companies, which include individuals and companies who operate in agriculture or in the commerce of agricultural products; and (4) corporate companies which register more than Ps.3,000 million in sales per year.

The following table reflects our portfolio breakdown, broken down by category as of December 31, 2018, 2019 and 2020:

Portfolio conformation	2018	2019	2020
Corporate companies	46%	56%	31%
Medium sized companies	18%	16%	20%
PyMEs	11%	7%	21%
Microenterprises	3%	2%	3%
Agricultural companies	22%	18%	25%

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

In 2018 we continued offering the best services for the agricultural, industrial and commercial sectors, trying to promote the development and the innovation in the different areas of the productive sector. We continue to offer financing for the acquisition of vehicles and machinery for PyMEs, through the “Prenda Ágil” product and also an instant credit line “Línea de Crédito Instantánea” to finance working capital of micro-entrepreneurs and PyMEs throughout the country, with immediate granting and minimum requirements. In addition, we were working on an electronic credit bill development process so that PyMEs can sell their invoices in the stock market.

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

Regarding our agricultural clients, we were able to provide financing to small-scale regional producers located in the provinces of Salta and Jujuy for the purchase of energy from distributors through the rural credit card. Furthermore, we continued improving our Pague con Granos Program, achieving the landmark of exceeding 1.3 million tons per year.

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

In 2020, regarding PyME and Micro-entrepreneurship segments, we implemented a new PyME segmentation focused on the activity of our customers, which allowed us to develop a specific and exclusive value proposition for retailers, small businesses and institutions.

We simplified and improved the credit process, incorporated improvements in our credit analysis tools and engines, and increased the nominal caps ratings in order to provide a better quality of response. Also, in order to better understand the needs of the sector, we launched the new PyME customer experience survey.

To mitigate the impact of the pandemic on micro, small and medium-sized enterprise customers, we granted more than $70 billion in loans at reduced rates in line with the credit policies established by the Central Bank. This positioned us as the No. 1 private entity in amounts granted to micro, small and medium-sized enterprises.

To preserve the level of employment, since the beginning of the pandemic we granted 1,300 loans to companies that benefited from the Emergency Assistance Programme for Work and Production (ATP) of the National Ministry of Productive Development, is an aggregate amount of Ps.800 million for the payment of salaries. In turn, we granted 60,000 grants for Ps.6,500 million in zero-rate loans to taxpayers under the simplified tax regime, self-employed workers and people involved in culture.

In order to provide our customers with more tools, we accelerated the digital transformation. At the same time, we prioritized generating proximity with these segments by improving personalized attention and focusing on strengthening long-term relationships. We managed to maintain our positioning based on a proactive commercial strategy, we strengthened the teams of collaborators that serve this segment and reinforced the training of officers in all divisions.

Regarding Megra Banking, the pandemic challenged us to strengthen contact with our customers by initiating early on the modality of virtual meetings (Zoom, Teams, etc.) and communication via chat between account officers and customers. These alternative channels allowed us to maintain proximity quickly and efficiently to ensure and facilitate the Bank’s operations. We also held virtual seminars on regulatory changes in foreign trade so that our customers could operate with greater security and knowledge.

Regarding Corporate Banking, we focused this year on increasing the number of deposits (especially demand deposits) and, in cash management operations, incorporating eCheq and digital means of collection. During the pandemic, we financed corporate customers in the health sector with a 24% line of credit in order to cope with the economic situation in the context of the pandemic.

At the beginning of this year, the Agricultural segment looked promising in view of rising stocks and record harvests. The unfavorable macroeconomic context, coupled with a year with a severe water deficit, led to significant changes in the production decisions of these customers.

We decided to contain and assist them, both virtually and in person, by financing working capital and investment projects, financing the purchase of agricultural machinery and investments or the purchase of assets. We also simplified the processes of operating directly with grains and entered into alliances with manufacturers to provide predictability. We continue with promotions on the rural credit card and provide personalized advice to our customers.

During 2020, we supported our customers with special financing lines to pay salaries and meet working capital needs, with zero-rate loans and the ATP governmental program. We also provide financing in line with commodity crop cycles and regional production.

We also professionalized the model of integral attention for agricultural producers with an integrated offer of financing and grain commercialization. And we adapted the way we serve our customers in the context of the pandemic, incorporating video calls as a means of communication, reorganizing internal processes and rapidly migrating to the acceptance of digital signatures with their due authorizations.

With regard to the evolution of the commercial portfolio, in 2020 there was an increase in nominal terms in financing to small businesses of 186.5%, to the Agricultural segment of 43.6% and to Megra banking of 47% compared to the end of the previous year.

As of December 31, 2018, 2019 and 2020, our commercial loan portfolio (without considering other financings) was as follows:

	Commercial loan portfolio (1)
	(as of December 31, of each year)
	(in millions of Pesos and as percentage of consumer loan portfolio)
	2018 (2)		2019 (2)		2020
Overdraft	35,874.3	21.1%	58,585.4	39.9%	16,597.1	15.7%
Documents	46,835.2	27.6%	25,040.7	17.1%	23,477.4	22.3%
Mortgage and pledge	17,157.8	10.1%	11,469.8	7.8%	8,860.2	8.4%
Consumer loans (3)	3,060.3	1.8%	2,027.4	1.4%	2,217.2	2.1%
Other loans	66,884.4	39.4%	49,625.4	33.8%	54,355.9	51.5%
Total Commercial Loans	169,812.0	100.0%	146,748.8	100.0%	105,507.9	100.0%

(1)

Including loans to micro credit institutions and commercial loans that, for the consolidated statements of debtors, was included as consumer portfolio following the criteria described in “Argentine Banking Regulation—Credit Portfolio.”

(2)	Figures stated in millions of Pesos in terms of purchasing power of Argentine Pesos as of December 31, 2020.
(3)	Includes credit card loans and personal loans.

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

Our distribution network

As of December 31, 2020, we had the largest private sector branch network in the country, with 463 branches spread throughout Argentina. In particular, in line with our strategy of expanding nationally, we have extensive coverage in the Argentine provinces with 94% of our branches located outside the City of Buenos Aires. Furthermore, as of December 31, 2020, we had 1,578 ATMs, 960 self-service terminals (“SSTs”) and several service points used for social security benefit payments and servicing of checking and savings accounts and internet home banking service (“Home Banking”). The following table breaks down the distribution of our branches per province as of December 31, 2020:

	As of December 31, 2020
Province	Branches	% of total
City of Buenos Aires	28	6%
Buenos Aires (Province)	67	15%
Catamarca	1	0%
Chaco	2	0%
Chubut	6	1%
Cordoba	70	15%
Corrientes	4	1%
Entre Rios	10	2%
Formosa	—	0%
Jujuy	16	4%
La Pampa	2	0%
La Rioja	2	0%
Mendoza	15	3%
Misiones	36	8%
Neuquén	5	1%
Rio Negro	6	1%
Salta	37	8%
San Juan	1	0%
San Luis	2	0%
Santa Cruz	2	0%
Santa Fe	105	23%
Santiago del Estero	2	0%
Tierra del Fuego	2	0%
Tucuman	42	9%
TOTAL	463	100%

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

In a year characterized by the fight against COVID-19 pandemic, we were able to adapt our way of working and provide our customers with all the tools they needed to continue to operate without putting their health at risk and considering all governmental recommendations in such a respect. We strengthened our website with a range of tools and means of communications to encourage online transactions, avoid crowds and keep our customers updated.

In 2020, the COVID-19 pandemic led us to shift more than 2,100 employees to work from their homes. To make this feasible, we have them the necessary tools to access the Bank’s cloud-based information and to communicate through video conferencing platforms.

In 2020 the amount transacted through automatic channels increased by 43% compared to 2019, mainly due to greater use of internet banking and mobile banking. The increase in transactions made through automatic channels has two benefits: it simplifies and easer customers’ operations and, at the same time, reduces operational tasks in the branches.

We have ATMs that operate independently of the branch and offer money extraction service and balances consultation, among other operations. New actions were implemented to maintain high security, service quality and availability standards in our ATM network through preventive management and training strategies. We increased the number of ATMs with cash recognition and online deposit crediting, as well as the number of ATMs with voice guidance for the blind or vision impaired, 99% of our ATMs have that feature. We also implemented a system that allows cash withdrawals from the ATM without a debit card, using only a code created by the Macro Banca Móvil mobile application. This has placed us in a leading position as to service quality, which is particularly important given the number and geographical dispersion of our ATMs.

Furthermore, we continued strengthening and updating the technology offered at our ATMs, reaching a total of 1,578 operating ATMs, representing one of the widest reaching networks in Argentina. In 2020, the average monthly amount transacted through ATMs increased by 80% compared to 2019, as a result of the restrictive measures enforced regarding customer service during the COVID-19 pandemic.

We have SSTs terminals distributed in our branch network across Argentina, offering an ample variety of operations, including the possibility of making deposits twenty-four hours a day, every day, all year long. In 2020, we had 212 intelligent self-service terminal units installed in 148 branches all over the country, in which there have been 168,456 transactions. In 2020, the amount transacted through SSTs increased 13% compared to 2019. As of December 2020, we had 960 SSTs installed. Our aim is to be positioned with the best offer in digital services and promote a migration channel strategy, focusing on the best experience for our customers.

Regarding Home Banking, we have implemented a collections service for companies offering the following benefits: security (no cash or checks are transported to the branch), practicality (easy and safe, backup of receipts in a PDF file, possibility to review the history of payments and receipts), accessibility (from any computer) and no additional cost. We also use Home Banking to inform our retail customers about the possibility of getting a personal loan, the amount available and how to apply for it. During 2019, we launched the new Business Home Banking, through which we generated a substantial change in the way of operating of our corporate customers interact with us, based on the pillars of security, self-management and transactionality. In 2020, we added certain functionalities to our Home Banking in order to facilitate the user experience, and completed the migration of all stages of the new Business Internet Banking (Banca Internet Empresas). Nowadays, customers can operate consultative and transactional modules, through administrators and operators who are fully compliant with the established powers. For example, payroll, supplier and foreign trade payments are now available, enabling us to provide a fully digital solution.

Our Macro Banca Móvil channel has developed significantly in the last years. In line with the characteristics of the users and the technological trends supporting the development of the service, the Macro Banca Móvil application is available in the main virtual stores of the principal operating systems. Since 2017, we worked on new functionalities that generate value for clients: U.S. dollar purchase and sale transactions, transfers to new accounts, point checking and redemptions under our Macro Premia rewards program, and UVA loans detailed enquiries.

The amount transacted through Home Banking and Macro Banca Móvil increased by 97% in 2020.

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

In accordance with the Divestment Process, Prisma’s shareholders agreed to transfer, in two stages, its shareholding in Prisma. The first stage (already completed) consisted in the proportional transfer, of each shareholder, of 51% of the shares held in Prisma, while the remaining 49% was agreed to be divested within three years from the completion of the first stage, i.e., January 31, 2022.

Additionally, as a result of the Divestment Process, on February 26, 2018, we entered into several agreements with Prisma pursuant to which (i) the processing for Visa (credit and debit) and American Express, was agreed for a term of five years, starting as from the completion of the first stage of the Divestment Process, and (ii) a non-compete agreement was signed for a five year term, starting as from the completion of the first stage of the Divestment Process in connection with the acquisition rights of Prisma, which will automatically lose effect the day in which the remaining 49% of the share capital of Prisma is transferred. For more information, please see note 21 to our consolidated financial statements as of December 31, 2020 and 2019 contained elsewhere herein.

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

•

Economic Capital Calculation: the economic capital calculation is developed for those risks that, due to their importance, could eventually affect our solvency. Risk management is directly related to the calculation of economic capital. Based on the internal models developed, we manage the risks, determine the risk profile, and therefore estimate the capital required for the development of the activities and business, adjusted to the degree of exposure to each risk.

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

We have implemented a series of measurement and risk control tools, including the regular monitoring of liquidity gaps, differentiated by currency, as well as various liquidity rations, including “bimonetary liquidity ratio”, “liquidity coverage ratio” (“LCR”), “net stable funding ratio” (“NSFR”), among others.

Market risk

It is defined as the possibility of suffering losses in the Bank’s on and off-balance sheet positions as a result of adverse fluctuations in the market price of various assets.

Market risks include interest rate, foreign exchange and price risks. They are exposed to general and specific market movement and changes in the level of price volatility such as interest rates, credit spreads, foreign exchange rates, prices of shares and securities, among others.

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

The risk analysis of assistance discussed in Credit Committees is performed at the Corporate Risk Management Department by specialized risk analysts that prepare separate Risk Reports per client or Economic Group, which serves to support the credit decisions made by Committee members.

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

In addition, we have a procedure which stablishes the rules for the confection of self-made risk evaluations and, in the cases of risks exceeding the tolerance limits admitted, guidelines to establish risk indicators and action plans.

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

For more information on risk management processes see note 51 “Capital management, Corporate Governance Transparency Policy and Risk management” to our audited consolidated financial statements as of December 31, 2020 and 2019.

Competition

We believe that we have an important advantage over our competitors in providing banking products and services to small communities in some provinces of Argentina as a result of the close community relationships and strong loyalty we have developed over time with our customers in these areas.

We consider Banco Santander Río S.A., Banco de Galicia y Buenos Aires S.A.U., Banco BBVA Argentina S.A., Industrial and Commercial Bank of China (Argentina), HSBC Bank Argentina S.A. and Banco Patagonia S.A. to be our main competitors among private banks. We also compete with certain regional banks.

In the future, we expect competition to increase in corporate transactions products, long-term lending, mortgage lending and other secured financings, credit cards, personal loans, payroll services and investment management services.

Competitive landscape

We are ranked as the third private bank and the fifth bank overall in Argentina in terms of total loans and total deposits as of September 30, 2020. In terms of equity we are ranked as the first private bank and the second bank overall in Argentina as of September 30, 2020.

Below are the rankings of banks across these metrics, figures were prepared based on Central Bank methodology:

Total Loans (September 30, 2020)

		Ps. Million	Market Share
1	Banco de la Nación Argentina (1)	540,328	17%
2	Banco de Galicia y Buenos Aires S.A.U.	385,491	12%
3	Banco Santander Rio S.A.	333,404	10%
4	Banco de la Provincia de Buenos Aires (1)	266,527	8%
5	Banco Macro S.A.	236,799	7%
6	Banco BBVA Argentina S.A.	234,901	7%
7	Banco de la Ciudad de Buenos Aires	117,517	4%
8	Industrial and Commercial Bank of China (Argentina) S.A.	111,928	3%
9	HSBC Bank Argentina S.A.	110,414	3%
10	Banco Patagonia S.A.	92,718	3%
	Remainder of the Financial System	781,753	24%
	Total Financial System	3,211,778	100%

Source: Central Bank. Figures were prepared based on Central Bank methodology.

(1)	Public sector banks.

Total Deposits (September 30, 2020)

		Ps. Million	Market Share
1	Banco de la Nación Argentina (1)	1,525,407	21%
2	Banco de la Provincia de Buenos Aires (1)	718,349	10%
3	Banco Santander Rio S.A.	684,274	9%
4	Banco de Galicia y Buenos Aires S.A.U.	616,451	8%
5	Banco Macro S.A.	480,827	7%
6	Banco BBVA Argentina S.A.	398,187	5%
7	Banco Credicoop Limitado	290,609	4%
8	Banco de la Ciudad de Buenos Aires	284,018	4%
9	HSBC Bank Argentina S.A.	267,515	4%
10	Citibank, N.A. (Argentine Branch)	240,586	3%
	Remainder of the Financial System	1,848,763	25%
	Total Financial System	7,354,986	100%

Source: Central Bank. Figures were prepared based on Central Bank methodology.

(1)	Public sector banks.

Equity (September 30, 2020)

		Ps. Million	Market Share
1	Banco de la Nación Argentina (1)	242,289	16%
2	Banco Macro S.A.	133,922	9%
3	Banco de Galicia y Buenos Aires S.A.U.	131,582	9%
4	Banco Santander Rio S.A.	107,318	7%
5	Banco BBVA Argentina S.A.	104,677	7%
6	Banco de la Provincia de Buenos Aires (1)	92,383	6%
7	Banco Credicoop Limitado	70,321	5%
8	Citibank, N.A. (Argentine Branch)	65,263	4%
9	Industrial and Commercial Bank of China (Argentina) S.A.C	53,914	4%
10	HSBC Bank Argentina S.A.	51,086	3%
	Remainder of the Financial System	441,845	30%
	Total Financial System	1,494,600	100%

Source: Central Bank. Figures were prepared based on Central Bank methodology.

(1)	Public sector banks.

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

	As of September 30, 2020
	Banking system		Banco Macro (1)		Market Share (% share of total of branches in
Province	Branches	% of total	Branches	% of total	each province)
City of Buenos Aires	944	20.1%	28	6.0%	3.0%
Buenos Aires (Province)	1,450	30.9%	67	14.5%	4.6%
Catamarca	22	0.5%	1	0.2%	4.5%
Chaco	69	1.5%	2	0.4%	2.9%
Chubut	70	1.5%	6	1.3%	8.6%
Cordoba	449	9.6%	70	15.1%	15.6%
Corrientes	81	1.7%	4	0.9%	4.9%
Entre Rios	138	2.9%	10	2.2%	7.2%

	As of September 30, 2020
	Banking system		Banco Macro (1)		Market Share (% share of total of branches in
Province	Branches	% of total	Branches	% of total	each province)
Formosa	37	0.8%	—	0.0%	0.0%
Jujuy	34	0.7%	16	3.5%	47.1%
La Pampa	73	1.6%	2	0.4%	2.7%
La Rioja	27	0.6%	2	0.4%	7.4%
Mendoza	174	3.7%	15	3.2%	8.6%
Misiones	68	1.4%	36	7.8%	52.9%
Neuquén	79	1.7%	5	1.1%	6.3%
Rio Negro	75	1.6%	6	1.3%	8.0%
Salta	77	1.6%	37	8.0%	48.1%
San Juan	40	0.9%	1	0.2%	2.5%
San Luis	52	1.1%	2	0.4%	3.8%
Santa Cruz	49	1.0%	2	0.4%	4.1%
Santa Fe	480	10.2%	105	22.7%	21.9%
Santiago del Estero	54	1.2%	2	0.4%	3.7%
Tierra del Fuego	25	0.5%	2	0.4%	8.0%
Tucuman	124	2.6%	42	9.1%	33.9%
TOTAL	4,691	100.0%	463	100.0%	9.9%

Source: Central Bank.

(1)	Includes branches of Banco Macro and Banco del Tucumán.

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

Banking Regulation and Supervision

Central Bank Supervision

Since September 1994, the Central Bank has supervised the Argentine financial entities on a consolidated basis. Such entities must file periodic consolidated financial statements that reflect the operations of parent companies as well as those of their branches in Argentina and abroad, and of their significant subsidiaries, whether domestic or foreign. Accordingly, requirements in relation to liquidity and solvency, minimum capital, risk concentration and loan loss provisions, among others, should be calculated on a consolidated basis.

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

Under Central Bank Rules regarding to “Financial Entities Minimum Capital”, the holdings of a commercial bank in the capital stock of third parties, including participations in mutual funds, shall not exceed 60% of the Computable Equity Liability (“RPC”¸ as per its acronym in Spanish) of such commercial bank. In addition, the total amount of a commercial bank’s holdings, considered as a whole, in (i) unlisted shares, excluding holdings in companies that provide complementary services to the financial activity and holdings in state-owned companies that provide public services, (ii) listed shares and mutual fund shares that do not trigger minimum capital requirements on a market risk bases, and (iii) publicly traded shares that do not have a “market price available to the general public,” is limited to 15% of such commercial bank’s RPC. For this purpose, a given market price of the shares is considered to be “available to the general public” when market rates that measure the daily volume of significant transactions are available, and the sale of such shares held by such bank would not materially affect the share price.

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

Category	Banks		Other Entities (*)
I and II	Ps.	26 million	Ps.	12 million
III to VI	Ps.	15 million	Ps.	8 million

(*)	Except credit entities.

Financial institutions directly involved in foreign trade operations must comply with the requirements established for banks in the respective category.

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

Tier 1 Capital

Tier 1 Capital consists of (i) Common Equity Tier 1 (“COn1”), (ii) deductible concepts from Common Equity Tier 1 (“CDCOn1”), (iii) Additional Equity Tier 1 (“CAn1”), and (iv) deductible concepts from Additional Equity Tier 1 (“CDCAn1”).

COn1 Capital

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

(viii) share premiums of the instruments included in COn1; and

(ix) in the case of consolidated entities minority shareholdings (common shares issued by subsidiaries subject to consolidated supervision and belonging to third parties, if certain criteria are met).

In order for the shares to fall under COn1, at the time of issuance, the financial entity must not generate any expectation that such shares will be reacquired, redeemed or amortized, and the contractual terms must not contain any clause that might generate such an expectation.

For the purpose of determining the RPC, financial institutions included in Group A must compute as COn1 the positive difference between the higher of the accounting allowance stipulated in point 5.5 of IFRS 0 and the regulatory allowance calculated in accordance with the rules on “Establishment of minimum provisions for loan losses” or the accounting provision corresponding to the balance as of November 30, 2019.

Deductible Concepts

The above-mentioned items will be considered without certain deductions pursuant to subsection 8.4.1 and 8.4.2 (as applicable) of Central Bank Rules regarding “Financial Entities Minimum Capital”, as amended.

Concepts deductible from COn1 include, among other things: (a) positive balances resulting from the application of income tax withholdings above 10% of the previous months of basic net worth and balances in favor from deferred tax assets; (b) deposits maintained in a corresponding account with a foreign financial institutions that are not rated as “investment grade,” (c) debt securities not held by the relevant financial institutions, except in the case of securities registered by or in custody of the Central Bank (CRYL), Caja de Valores S.A., or Clearstream, Euroclear and the Depository Trust Company, (d) securities issued by foreign governments whose credit rating is at least ‘investment grade’ according to Communication “A” 5671; (e) subordinated debt instruments issued by other financial institutions; (f) shareholders; (g) real property added to the assets of the financial entity and with respect to which the title deed is not duly recorded at the pertinent Argentine real property registry, except where such assets shall have been acquired in a court-ordered auction sale; (h) intangible assets; (i) items pending allocation, debtor balances and other; (j) certain assets, as required by the Superintendency resulting from differences between carry amount and the fair value of assets or actions taken to distort or disguise the true nature or scope of operations; (k) those required by the Superintendeny; (l) any deficiency relating to the minimum loan loss provisions required by the Superintendency; (m) equity interests in companies that have the following activities: (i) financial assistance through leasing or factoring agreements, (ii) transitory equity acquisitions in other companies in order to further their development to the extent the ultimate purpose is selling such interest after development is accomplished, and (iii) credit, debit and similar cards emissions; (n) the excess to the limits set forth for secured assets on Section 3 of the rules on “Affectation of Secured Assets” (o) the highest balance of that month’s financial assistance granted during the month, where the advance payments set forth in Section 3.2.5 of the rules on “Lending to the non-financial public sector” surpass the authorized limit and/or are not settled within the terms established therein; (p) income from sales relating to securitization transactions, as applicable, pursuant to the provisions of Sections 3.1.4., 3.1.5.1. and 3.1.5.2., and from portfolio sales or assignments with recourse. This deduction can be applied as long as the credit risk still persists and to the extent in which the capital requirement for the underlying exposures or the sold or assigned portfolio with recourse is maintained; (q) in the case of liabilities from derivatives accounted for at fair value, unrealized gains or losses due to changes in the financial institution’s credit risk will be deductible. The deduction will be limited to the financial institution’s own credit risk adjustments only plus or minus, as the case may be); such adjustments may not be offset against adjustments for counterpart risk; (r) equity interests in financial institutions subject to consolidated oversight, except where not permitted due to the existence of deductible amounts; or in the case of foreign financial institutions. In these cases, the deductions will be the net amount of the allowance for impairment and, when controlled financial institutions subject to the provisions of Section 8.2.1.6., item iii) are involved, the deductions will be 50% of the net amount of profits derived by these entities on a proportional basis to their respective interests.

CAn1 Capital

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

5) After five (5) years, as from the issuance date, the financial entity can buy back the debt instruments if: (i) it has the prior authorization of the Superintendency; (b) the entity does not create any expectations regarding the exercise of the purchase option and (c) the debt instrument is replaced by a RPC of equal or greater value sustained by its revenue capacity, or if it is demonstrated that once the purchase option is exercised, its RPC significantly exceeds at least by 20% of the minimum capital requirements.

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

The above-described concepts will be considered less deductible concepts pursuant to section 8.4.2 of the rules regarding “Financial Entities Minimum Capital”, as amended and supplemented, which is described below.

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

•

Maturity: (i) original maturity date within no less than five (5) years; (ii) clauses considering gradually increasing remuneration or other incentives for anticipated amortization are not allowed and (iii) from the beginning of the last five years of life of the indebtedness, the computable amount will be diminished by 20% of its nominal issuance value.

•

After five (5) years as from the issuance date, the financial entity can buy back the debt instruments with the previous authorization of the Superintendency, and if the entity does not create any expectations regarding the exercise of the purchase option. The debt instrument must be replaced by an RPC of equal or greater value sustained by its revenue capacity, or if it is demonstrated that once the purchase option is exercised its RPC significantly exceeds at least in a 20% of the minimum capital requirements.

•	The investor shall not be entitled to accelerate the repayment of future projected payments, except in the case of bankruptcy or liquidation.

•	They cannot incorporate dividends/coupons with periodic adjustments linked to the financial entity’s credit risk.

•	They should not have been bought by the financial entity or any other entity over which the financial entity has control or significant influence.

•	They should not have been bought with direct or indirect financing from the financial entity.

•	They shall not contain elements that affect re-capitalization.

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

Deductible concepts applied to the different capital levels

i)

Investments in computable instruments under the financial entity’s RPC not subject to consolidated supervision when the entity owns up to 10% of the issuer’s ordinary capital according to the following criteria: (i) investments include direct, indirect or synthetic interests; (ii) investments include the acquired net position; (iii) securities issued are placed within five (5) business days; and (iv) the investments in capital instruments that do not satisfy the criteria to be classified as COn1 (Common Equity Tier 1), AT1 (Additional Equity Tier 1) or NWc (Complementary Net Worth) of the financial institution shall be regarded as COn1 –common equity shares, for the purposes of this regulatory adjustment. If the aggregate amount of these interests in the capital of financial institutions, companies providing services supplementary to the financial industry and insurance companies – which individually represent less than 10% of the COn1 of each issuer – exceeds 10% of the COn1 of the financial institution, net of applicable deductions, the amount over such 10% shall be deducted from each capital tier in accordance with the following method: i) Amount to be deducted from COn1: aggregate excess amount over 10% multiplied by the proportion represented by the COn1 holdings over the aggregate equity interests; ii) Amount to be deducted from CAn1: aggregate excess amount over 10% multiplied by the proportion represented by the CAn1 over the aggregate equity interests. iii) Amount to be deducted from NWc: aggregate excess amount over 10% multiplied by the proportion represented by the NWc holdings over the aggregate equity interest. If the financial institution does not have enough capital to make the deduction pertaining to a particular capital tier, the remaining amount shall be deducted from the next higher level. Amounts below the threshold, which are not deducted, are weighted based upon the risk or are taken into account in the calculation of the market risk requirement, as applicable.

ii)

Investments in instruments computed as regulatory capital of financial institutions and companies rendering services supplementary to the financial industry, not subject to consolidated oversight, and insurance companies, when the institution holds more than 10% of the common equity of the issuer, or when the issuer is a subsidiary of the financial institution, shall be subject to the following criteria: i) The investments include direct, indirect and synthetic interests. For these purposes, indirect interest means an investment by a financial institution in another financial institution or company not subject to consolidated oversight, which in turn has an interest in another financial institution or company not consolidated with the first one. A synthetic interest means an investment made by a financial institution in an instrument the value of which is directly related with the equity value of another financial institution or company not subject to consolidated oversight; ii) The net acquired position is included, i.e., the gross acquired position less the position sold in the same underlying exposure, when this has the same duration than the acquired position or its residual life is at least one year; iii) The holding of securities underwritten to be sold within a five business day term may be excluded; iv) Investments in capital instruments that do not satisfy the criteria to be classified as COn1, CAn1 or NWc of the financial institution shall be regarded as COn1, common equity shares, for the purposes of this regulatory adjustment. The amount of these interests, taking into account the applicable type of instrument, shall be deducted from each of the applicable capital tiers of the financial institution. If the financial institution does not have enough capital to make the deduction pertaining to a particular capital tier, the remaining amount shall be deducted from the next higher level.

iii)	Own repurchased instruments that satisfy the criteria for being included in CAn1 or NWc must be deducted from the applicable capital tier.

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

Pursuant to Communication “A” 5889, as amended from time to time, RWA shall be calculated as follows:

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

Communication “A” 6534 which replaced Communication “A” 6459, provides guidelines for the calculation of economic capital, depending on the type of financial entity. Entities considered within Group A pursuant to Central Bank rules shall use their internal models to quantify the needs of economic capital with relation to its risk profile. Conversely, Group B or C entities may opt for a simplified calculation methodology. Such option must be approved by the board of directors of such entity.

Group B or C entities which have opted for the simplified methodology shall apply the following expression:

EC = (1.05 x MC) + max [0; r EVE – 15 % x bNW)]

Where:

EC: economic capital

MC: minimum capital requirements

EVE: measure of risk calculated according to a standardized framework foreseen in section 5.4 of Communication “A” 6534

bNW: basic net worth (tier 1 capital)

Requirements applicable to dividend distribution

Dividends are calculated based on our statutory financial statements of the Bank, and prepared under Central Bank Rules, that differ in certain aspects from IFRS. The Central Bank has imposed restrictions on the payment of dividends, substantially limiting the ability of financial institutions to distribute such dividends subject to compliance with the rules set forth in the “Restated Regulations on Earnings Distributions”, under the criterion that the amount to be distributed cannot affect the institution’s liquidity and solvency, which shall be verified by the satisfaction of certain requirements, on a consolidated basis.

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

To such effect, the registered balances, as of the end of the fiscal year to which they belong, in the account “Unappropriated Retained Earnings” and in the voluntary reserve for future distributions of earnings shall be computed, deducting the amounts – recorded on the same date – of the legal and statutory reserves – whose creation is mandatory – and the following concepts:

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

5.	The individual deductibles – regarding asset valuation – established by the Superintendency, including the adjustments derived from the failure to consider agreed adjustment plans.

6.	The resulting lower provisions and higher RPC from the treatment established on point 2 of the Central Bank’s Communication “A” 6946 (as amended) for financing PyMEs for the payment of salaries.

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

The amount to be distributed, which shall not exceed the limits set forth by the Central Bank, shall not compromise the liquidity and solvency of the institution. This requirement shall be considered satisfied once it has been verified that there are no integration defects in the minimum capital position – whether individual and consolidated – as of the end of the fiscal year to which the unappropriated retained earnings pertain or in the last closed position, whichever has the lesser integration excess, recalculating them together (for such purpose only) with the following effects based on the data relevant as of each such date:

1.	Those arising after deducting the concepts set forth above in points 1 to 5, if applicable, from the assets.

2.	The failure to consider the deductibles established by the Superintendency affecting the requirements, integrations and minimum capital position.

3.	The deduction of the amounts relating to the following concepts from the unappropriated retained earnings:

•	the amount to be distributed and, if applicable, the amount allocated to the creation of the reserve to repay debt instruments, capable of integrating the regulatory capital;

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

Moreover, on March 19, 2020, in the midst of the COVID-19 crisis, the Central Bank issued Communication “A” 7181, as amended from time to time, by virtue of which the distribution of dividends by financial entities was temporarily suspended until June 30, 2021.

Additionally, in accordance with the FX Regulations, the access to the FX Market to pay dividends to non-resident shareholders is subject to certain requirements. For more information, please see “Item 10.D Exchange Controls – Payments of dividends and corporate profits”.

Unless otherwise indicated, the regulations explained in this section should be applied to financial information of the banks calculated in accordance with Central Bank Rules. IFRS differs in certain respects from Central Bank Rules.

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

The conservation capital margin shall be 2.5% of the amount of RWA. In cases of entities considered systemically important, the margin will be increased to 3.5% of the amount of capital risk weighted assets. These margins can be increased once again, according to the counter-cycle margin. The conservation capital margin, increased in the case of entities considered systemically important, must be integrated exclusively with Common Equity Tier 1 (COn1), net from deductible concepts (CDCOn1).

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

COn1 must be used in the first place to satisfy the minimum capital requirement of 4.5% of RWA. Subsequently, and in the event the total does not have enough Additional Equity Tier 1 (CAn1) or Tier 2 Capital (NWc), the COn1 shall also be applied to meet requirements of 6% and 8% of Tier 1 Capital and total capital. Only the remaining COn1, if any, can be computed to satisfy the applicable conservation margin, increased in function of the counter-cycle margin, if applicable.

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

“RWAc” stands for capital risk weighted assets calculated by adding the value obtained from applying the following formula:

A * p + PFB * CCF * p + non-DvP + (DVP + RCD + INC significant investments in companies)* 12.50

Where:

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

“INC (significant investments in companies)” means the incremental minimum capital requirements based on any excess over the following limits:

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

- AAA to AA-	20
- A+ to A-	50
- BBB+ to BBB-	100
- BB+ to B-	150
- Below B-	200
- Unrated	200

Type of Asset	Weighting (%)
Exposure to the Multilateral Development Banks (MDB)
The International Bank for Reconstruction and Development (IBRD), the International Finance Corporation (IFC), the Inter-American Development Bank (IDB), the Asian Development Bank (ADB), the European Investment Bank (EIB), among others	0
Other
- AAA to AA-	20
- A+ to A-	50
- BBB+ to BBB-	50
- BB+ to B-	100
- Below B-	150
- Unrated	50
Exposure to local financial institutions
Denominated and funded in Pesos arising from transactions with an initial contractual term of up to 3 months	20

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
Up to 50% of the lower of the real property market value or 60% of the mortgage loan	50

Type of Asset	Weighting (%)
On the remaining portion of the loan	100
Past due loans over 90 days
Weighting varies according to the loan and specific provisions Created	50-150
Equity holdings	150
Securitization exposures, failed DvP transactions, non-DvP transactions, exposures to central counterparty institutions (CCP) and derivative transactions not included in said exposures		*
Exposures to individuals or companies originated in credit card purchases made in installments of travel tickets to foreign destinations and other touristic services abroad (lodging, car rental), either made directly to the service provider or through a travel agency or web platform	1250
Other assets and off-balance categories	100

*	They receive a special treatment.

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

Gross income (ingresos brutos) (“IB”, as per its acronym in Spanish) is defined as the sum of (a) financial and service income net of financial and service expenses and (b) sundry gains net of sundry losses.

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

New financial institutions must comply, in their first month, with an OR minimum capital requirement equivalent to 10% of the aggregate requirements determined for credit and market risks, in the latter case, for the positions on the last day of that month. As from the second and up to the thirty-sixth month, the monthly capital requirement will be equivalent to 10% of the average requirements determined for the months elapsed until, and including, the calculation period based on a consideration of the risks referred to in the preceding paragraph, in accordance with the following formula:

For every t-month:

•	“CRCt”: the capital requirement for credit risk.

•	“RMP,t”: the capital requirement for market risk for the last day of such t-month.

•	“n”: the number of months preceding the month of calculation, inclusive. 2≤ n ≤ 36.

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

Minimum cash reserve obligations exclude (i) amounts owed to the Central Bank, (ii) amounts owed to domestic financial institutions (excluding special deposits related to inflows of funds – Decree No. 616/2005), (iii) amounts owed to foreign banks (including their head offices, entities controlling domestic institutions and their branches) in connection with foreign trade financing facilities, and with multilateral development banks, (iv) cash purchases pending settlement and forward purchases, (v) cash sales pending settlement and forward sales (whether or not related to repurchase agreements), (vi) overseas correspondent banking operations, (vii) demand obligations for money orders and transfers from abroad pending settlement to the extent that they do not exceed a seventy-two (72) business hour term as from their deposit; and (viii) demand obligations with business for the sales made by credit card and / or for the purchase.

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

The basis on which the minimum cash reserve requirement is computed is the average of the daily balances of the liabilities:

•	registered at the end of each day during the period prior to the one of its integration, in the case the liabilities are denominated in Pesos; or

•	registered at the end of each day during the calendar month, in the liabilities are denominated in foreign currency, or government and corporate securities.

The averages shall be obtained by dividing the aggregate of the daily balances into the total amount of the days of each period. Those days in which no movements are registered shall repeat the balance corresponding to the immediately preceding Business Day.

Such requirement shall be complied with on a separate basis for each currency and/or security and/or instrument under monetary regulation in which the liabilities are denominated.

The table below shows the percentage rates that should be applied to determine the required minimum cash reserve requirement for financial institutions, depending on whether: (i) the financial entities are included in Group “A”, as provided by Section 4 of the regulations on “Authorities of financial entities” (Autoridades de entidades financieras), and/or branches or subsidiaries of foreign banks are classified as systemically important (G-SIB) not included in that group; or (ii) the remaining financial entities. Section 4 of the regulations on “Authorities of financial entities” of the Central Bank classifies the financial entities in: (a) Group “A” which includes those entities in which the amount of their assets is greater than or equal to 1% of the total of the assets of the financial system (for the purposes of calculating this indicator, the average of the assets corresponding to the months of July, August and September of the previous year will be considered, according to the data that arise from the corresponding information regime); (b) Group “B” which includes those entities in which the amount of their assets do not exceed 1% and greater than or equal to 0.25% of the total of the assets of the financial system; and (c) Group “C” which includes those institutions whose deposits do no exceed

0.25% of the total of the assets of the financial system and/or, being Group B institutions, the ration between their deposits and their RPC is less than 100%. The following fees arise from Communication “A” 6991:

	Group A and G- SIB		Remaining financial institutions
Item	Pesos	Foreign Currency	Pesos	Foreign Currency
1- Checking account deposits and demand deposits opened at credit cooperatives	45		20
2- Savings account, salary/social security accounts, special accounts (except for deposits included on items 7 and 11), and other demand deposits and liabilities, pension and social security benefits credited by ANSES pending collection and immobilized reserve funds for liabilities covered by these regulations	45	25	20	25
3- Unused balances of advances in checking accounts under executed overdraft agreements	45		20
4- Deposits in checking accounts of non-bank financial institutions, computed for purposes of meeting their required minimum cash reserve	100		100

5- Time deposits, liabilities under “acceptances”, (including responsibilities for sale or transfer of credits to agents different from financial institutions), stock-exchange repos (cautions and stock exchange passive repos), constant-term investments, with an option for early termination or for renewal for a specified term and variable income, and other fixed-term liabilities, except deposits included in the following items 7, 10 y 12 of this table, securities (including negotiable obligations), according to their outstanding term:

(i) Up to 29 days	32	23	11	23
(ii) From 30 days to 59 days	22	17	7	17
(iii) From 60 days to 89 days	4	11	2	11
(iv) From 90 days to 179 days	—	5	—	5
(v) From 180 days to 365 days	—	2	—	2
(vi) More than 365 days

6- Liabilities owed due to foreign facilities (not including those instrumented by term deposits, unless they are made by residents abroad linked to the entity pursuant to Section 2 of the rules on “Large Exposures to Credit Risk”, nor the acquisition of debt securities, to which they must apply the requirements provided in the previous point)

(i) Up to 29 days		23		23
(ii) From 30 days to 59 days		17		17
(iii) From 60 days to 89 days		11		11
(iv) From 90 days to 179 days		5		5
(v) From 180 days to 365 days		2		2
(vi) More than 365 days		—		—
7- Demand and time deposits made upon a court order with funds arising from cases pending before the court, and the related immobilized balances
(i) Up to 29 days	29	15	10	15
(ii) From 30 days to 59 days	22	15	7	15
(iii) From 60 days to 89 days	4	15	2	15
(iv) More than 90 days	—	15	—	15
8- Special deposits related to inflows of funds. Decree 616/2005		100		100
9- Time deposits in nominative, non-transferable Peso-denominated certificates, belonging to public sector holders, with the right to demand early withdrawal in less than 30 days from its setting up	32		11
10- Deposits and term investments —including savings accounts and securities (including Notes)— in UVIs and UVAs, according their outstanding term
(i) Up to 29 days	7		7
(ii) From 30 days to 59 days	5		5
(iii) From 60 days to 89 days	3		3
(iv) More than 90 days
11- Labor Work Fund for Construction Industry Workers, denominated in UVA	7		7
12-Deposits and fixed term investments created in the name of minors for funds they receive freely
13- Deposits in Pesos in demand accounts that constitute the assets of mutual funds (money market).	—		—

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

Financial entities included in Group “A” and branches or subsidiaries of G-SIB not included in that group may integrate the period and daily requirement in Pesos with “National Treasury Bonds in Pesos at a fixed rate due November 2020” and “National Treasury Bonds in pesos at a fixed rate due May 2022” in up to:

a)	5 percentage points of the rates described in points 1, 2 (in Pesos), 3, 9, and sections (i) and (ii) of point 5 and point 7 (both in Pesos).

b)	2 percentage points of the rate described in section (iii) of points 5 and 7 (both in Pesos).

Financial entities included in Group “A” and branches or subsidiaries of G-SIB not included in that group may integrate the period and daily requirement in Pesos with LELIQ and/or NOBAC in up to:

a)	16 percentage points of the rates provided in section (i) of point 5 (in Pesos) and 9;

b)	13 percentage points of the rates provided by section (ii) of point 5 (in Pesos);

c)	3 percentage points of the rates provided by section (i) and (ii) of point 10 and 11; and

d)	2 percentage points of the rates provided by section (iii) of point 5.

Financial entities not included in the last paragraph in up to:

a)	3 percentage points of the rates provided by sections (i) and (ii) of point 5, point 9, sections (i) and (iii) of point 10 and point 11; and

b)	2 percentage points of the rates provided in section (iii) of point 5.

In order to be admitted the integration with “National Treasury Bonds in Pesos at a fixed rate due November 2020”, “National Treasury Bonds in pesos at a fixed rate due May 2022”, LELIQ and/or NOBAC as described above, they must be valued at market prices and be deposited in Sub-account 60, minimum cash enabled in the “Central Registry and Settlement of Public Liabilities and Financial Trusts—CRyL” (Central de Registro y Liquidación de Pasivos Públicos y Fideicomisos Financieros).

The minimum cash requirement will be reduced:

1.	in accordance with the participation in the total of financing operations to the non-financial private sector in Pesos in the entity of financing to MiPyMEs in the same currency;

Participation, in the total of financing operations to MiPyMES with respect of total of financing operations to the non-financial private sector, in the institution.	Reductions (over the total of the concepts included in Pesos) %
Less than 4	0.00
From 4 to less than 6	0.75
From 6 to less than 8	1.00
From 8 to less than 10	1.25
From 10 to less than 12	1.50
From 12 to less than 14	1.75
From 14 to less than 16	2.00
From 16 to less than 18	2.20
From 18 to less than 20	2.40
From 20 to less than 22	2.60
From 22 to less than 24	2.80
From 24 to less than 26	3.00
From 26 to less than 28	3.20
From 28 to less than 30	3.40
30 or more than 30	3.60

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

Effective from March 1, 2020, Communication “A” 6916 increased the 20% decrease of the requirement for “Ahora 12,” to 35% of the aggregate financings in Pesos granted by the relevant institution until September 30, 2020, and 50% of the aggregate financings in Pesos granted from October 1, 2020. Additionally, effective from March 19, 2020, Communication “A” 6937 set the limit of the deduction at 6% over the items in Pesos subject to the Central Bank Rules of Minimum Cash.

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

The financings calculated for the point 1.5.4 deduction cannot be included for the determination of the point 1.5.1 deduction.

5.	In accordance with the special treatment provided for financings under Decree No. 260/2020.

The requirement will be reduced by an amount equivalent to 40% of the sum of the financings in pesos agreed to an annual rate of up to 24% with the following objectives:

a.	MiPyMEs if at least 50% of such financings are allocated to working capital.

b.	Providers of human health services if they provide hospitalization in the framework of the health emergency as provided by Decree No. 260/2020.

c.	Non-MiPyMEs clients that agree such financings for the acquisition of machines and equipment produced by local MiPyMEs.

This deduction may not exceed 4% of the concepts in Pesos subject to demand on average of the month immediately previous of the month of computation, and can be extended up to 6% in the case of the following financings agreed as from July 1, 2020:

•

Clients that received the assistance provided for in point (5) a. above, up to the total amount equivalent to the monthly wage bill (without the supplementary annual salary) to be paid by the applicant;

•	Clients that did not received such special assistance.

6.	In accordance with the special treatment provided for under Decree No. 322/2020. The requirement will be reduced by an amount equivalent to:

a.

60% of the amount of the “Zero Interest-Rate Credits”, “Loans at Subsidized Rate for Companies” and “Zero Interest-Rate Culture Credits” agreed under the framework of Decree No. 322/2020 (as amended) and disbursed until November 5, 2020;

b.	24% of the “Loans at Subsidized Rate for Companies” disbursed until November 6, 2020, at a nominal annual rate of 27%;

c.	7% of the “Loans at Subsidized Rate for Companies” disbursed as of November 6, 2020 at a nominal annual rate of 33%.

7.

In the case of financings to MiPyMEs not informed at the Financial System’s Debtors Center (Central de Deudores del Sistema Financiero), the requirement will be reduced by an amount equivalent to 40% of the financings in pesos to MiPyMEs agreed at a nominal annual rate of 24% measured on a monthly average of daily balances from the previous month.

8.

In the case of financings included in the “Line of financings for the productive investments of MiPyMEs”, the requirement will be reduced by an amount equivalent to 14% of the financings foreseen in point 4.1. of such line of credits, provided such financings are agreed at an annual nominal interest rate of up to 30%, measured on a monthly average of daily balances from the previous month.

The financings computed for the deduction provided in points 1 and 4 to 7 can only be computed in one of the above-mentioned points. In addition, the financings computed for the deduction provided in points 4, 5 and 7 shall (i) continue to be computed for the corresponding deduction their monthly average daily balances for the financings provided before October 15, 2020, inclusive; (ii) be voluntary and may not be counted against the deductions of points 4, 5 and 7.

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

LELIQ global daily position

Pursuant to Communication “A” 7054 of the Central Bank, the LELIQ global daily position of the banks is subject to the following restrictions:

1) From April 17, 2020, until April 30, 2020, it shall not surpass 90% of the exceeding holdings registered as of March 19, 2020; and

2) it shall not surpass, on monthly averages of daily balances, the percentages as set forth in the following table and according to the financings computed on the previous period:

Financings as a percentage of potential credit to MiPyMEs	Limits to the net position excess (as a percentage of the exceeding holdings registered as of March 19, 2020)
	from May 1, 2020	from July 1, 2020	from September 1, 2020
100%	90	85	85
< 100% up to 75%	85	80	70
< 75% up to 50%	80	75	65
< 50% up to 25%	75	70	60
< 25%	70	65	55

For the purposes of this scheme, the “potential credit to MiPyMEs” shall be calculated as follows:

1.	From July 1, 2020, to August 31, 2020, it will be the sum of:

a.

10% of the LELIQs holdings exceeding those admitted for the integration of the minimum cash requirement in Pesos provided in point 1.3.16 of the “Minimum Cash” rules, registered as of March 19, 2020; and

b.	The amount of the decrease of the requirement provided in point 1.5.5. of the “Minimum Cash” rules or the 4% of the concepts subject to the requirement, whichever is lower.

2.	Form September 1, 2020, it will be the sum of:

a.

15% of the LELIQs holdings exceeding those admitted for the integration of the minimum cash requirement in pesos provided in point 1.3.16 of the “Minimum Cash” rules, registered as of March 19, 2020; and

b.

The amount of the decrease of the requirement provided in point 1.5.5. of the “Minimum Cash” or the 6% of the concepts subject to the requirement, whichever is lower, plus the 40% of the monthly average of daily balances of the previous period of financing charged to the “Credit line for the productive investment of MiPyMEs”.

As from June 1, 2020, for financial institutions that raise deposits at the minimum deposit rate set out in point 1.11.11.(ii) of the “Deposits and Term Investments” rules, the limit for their net position excess of LELIQ shall be in the amount equivalent to 18% of the deposits and term investments in Pesos constituted by the non-financial private sector.

As from August 1, 2020, the limit for their net position excess of LELIQ shall be increased by the amount resulting from the positive difference between the limit for the cash position between the greater of U.S.$2,500,000 or 4% of the RPC of the immediately preceding month, and the monthly average of daily observed cash position balances, or zero if negative, for the same month. This position may not exceed the amount resulting from multiplying the percentage corresponding to the computation month (according to the table below) by the increase verified during March 2021:

Computation month	Extension limit
April 2021	80%
May 2021	50%
June 2021	15%
July 2021	0%
August 2021	100%
September 2021	100%
October 2021	100%
November 2021	100%
December 2021	65%
January 2022	30%
From February 2022	0%

As from September 1, 2020, for financial institutions that raise deposits at the minimum deposit rate set out in point 1.11.11.(i) of the “Deposits and Term Investments” rules, the limit for their net position excess of LELIQ shall be in the amount equivalent to 13% of such deposits, measured regarding the monthly average of balance of the immediately preceding month.

From May 11, 2020 until June 30, 2020, financial institutions shall reduce their net position excess of LELIQ by an additional 1% of the excess holding recorded as of March 19, 2020. The financial institutions shall decrease their excess net position as they collect LELIQ payments.

From July 1, 2020, the net position excess shall be reduced following the next chart:

Reached Percentage	Reduction of the net position excess
100%	1%
< 100% up to 75%	1.5%
< 75% up to 50%	2%
< 50% up to 25%	2.5%
< 25%	3%

Where “Reached percentage” means the sum of (i) the reduction in the LELIQ position established in the first paragraph of point 8 of the Communication “A” 7054; (ii) the decrease in the minimum cash requirement in Pesos provided in point 1.5.7 of the “Minimum Cash” rules; and (iii) the amount equivalent to 40% of the monthly average of daily balances of the previous period of financing affected to the “Credit line for the productive investment of MiPyMEs”.

From October 2, 2020, inclusive, financial institutions shall reduce the net position excess by an amount equivalent to 20% of the net position excess of LELIQ recorded in monthly average daily balances in September of 2020.

Financial institutions that, as of and including November 13, 2020, hold a percentage of time deposits in Pesos constituted by the non-financial private sector with respect to total deposits in Pesos by that sector of less than 10% - measured on a monthly average of daily balances, considering only capital without interest or adjustments- may not:

•	Acquire LELIQ for their net position excess; nor

•	Carry out 7-day swap transactions with the Central Bank.

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

Interest rate and fee regulations

Maximum lending rates

On December 17, 2015, the Central Bank issued Communication “A” 5853 (as amended by Communication “A” 5891, among others), pursuant to which the provisions that established maximum interest rates applicable to the lending transactions ceased to have effect in respect of any new transactions conducted as from and including such date. In addition, Communication “A” 5853 established the basic requirement that compensatory interest rates be freely agreed upon among financial institutions and their customers in accordance with established provisions under applicable statutory regulations, such as Central Bank rules which state the maximum interest rate applicable to credit card facilities. Also, the punitive fee in addition to compensatory interest will be freely agreed upon among financial institutions and their customers.

Regulations set forth that the fixed-rate loan agreements shall not contain clauses that allow their modification under certain circumstances, unless those modifications come from decisions taken by the competent authority and the variable-rate loan contracts must clearly specify the parameters that will be used for its determination and periodicity of variation.

With respect to transactions linked to credit cards:

•

in those granted by financial institutions, the rate may not exceed more than 25% of the average of the interest rates applied by the entity, during the immediately preceding month, weighted by the corresponding amount of personal loans without in rem security interests granted in the same period;

•

in those granted by other issuing entities, the rate may not exceed the simple average of the system’s rates for open market personal loan operations (general customers) by more than 25%, with no in rem security interest, published by the Central Bank on a monthly basis, prepared on the basis of information corresponding to the second previous month, taking into account the provisions of the preceding point.

•

Punitive fees in credit cards linked financing transactions, may not exceed more than 50% to the compensatory interest rate that the issuer charges for the financing of outstanding debt of credit cards.

Zero interest-rate financings policy

By means of Communication “A” 6993, dated April 24, 2020, with the purpose of containing the impact the ongoing COVID-19 pandemic, the Central Bank established a zero interest-rate financing policy, applicable only to the eligible clients to be later determined by AFIP to whom the financial institutions may grant credit card financings to be paid in at least 12 equal and consecutive installments after a 6-month grace period. In regards to these loans, the minimum cash requirement will be reduced in accordance with the provisions of Decree No. 332/2020 (as amended and restated). Additionally, companies which are granted a zero interest-rate loan may not, until full repayment: (i) access the foreign exchange market to carry out operations corresponding to the formation of external assets, remittance of family aid and derivatives; and, (ii) sell securities with settlement in foreign currency or transfer them to other depositary entities (contado con liquidación).

Minimum term deposit rates

Pursuant to Communication “A” 5853 (as amended by Communication “A” 5891, among others) the provisions that established minimum interest rates applicable to the term deposits ceased to have effect in respect of any new transactions conducted as from and including such date. The remuneration for deposits and term investments will be established at a rate freely agreed upon among the parties according to the applicable rules for each type of operation.

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

On April 17, 2019, the Central Bank issued Communication “A” 6681, pursuant to which it ruled that banks will not be allowed to charge fees or commissions to SMEs for over-the-counter cash deposits.

Later, on March 26, 2020, through Communication “A” 6945 (as amended by Communications “A” 6957, “A” 6963, “A” 7009, “A” 7044, “A” 7107 and lastly by Communication “A” 7181 dated December 17, 2020), the Central Bank determined that until March 31, 2021, any operation effected through ATMs would not be subject to any charges or fees.

Maximum term for payments to commerces and providers

By virtue of Communication “A” 6680, effective as of May 1, 2019, the Central Bank established a maximum term of ten business days for financial entities to deposit payments to commerces and providers for sales made via credit cards or purchase cards, calculated from the sale date. Furthermore, financial entities shall not charge any fee or interest related to such payment term, nor block this payment mechanism in any way.

Nevertheless, by virtue of Communication “A” 6680, the Central Bank excluded from the scope of the provisions disclosed by Communication “A” 6680 the credit and/or purchase cards issued to individuals or legal entities that are intended for the payment of purchases with a deferred term or more than one month related to their productive activity, i.e. agricultural o distribution activities.

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

Consequently, UVAs and UVIs coexist and may be used both with respect to bank loans and deposits. The initial value of the UVI was Ps.14.05 (the same as the UVA), representing the cost of construction of one thousandth square meter of housing as of March 31, 2016. As of April 29, 2021 the value of UVI and UVA are Ps. 77.6 and Ps. 74.75, respectively.

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

As provided by Communication “A” 7093, it includes national treasury bills denominated in foreign currency that the institutions receive in exchange for National Treasury Bills – under Law 27,556 – that they have imputed to this point on the Business Day immediately preceding the day on which they are delivered in exchange.

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

Credit Ratings

Since November 28, 2014, Communication “A” 5671, as amended by Communication “A” 6558, supersedes the provisions issued by the Central Bank containing ratings requirements assigned by a local risk rating company. Where provisions require certain international ratings, the criteria set forth by Communication “A” 5671 govern.

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

Debt Classification and Loan Loss Provisions for Regulatory Purposes

Unless otherwise indicated, the regulations explained in this section should be applied to financial information of the banks calculated in accordance with Central Bank Rules. IFRS differs in certain significant respects from Central Bank Rules.

Credit Portfolio

The regulations on debt classification are designed pursuant to Central Bank Rules, which differ from IFRS to establish clear guidelines for identifying and classifying the quality of assets, as well as evaluating the actual or potential risk of a lender sustaining losses on principal or interest, in order to determine (taking into account any loan security) whether the provisions against such contingencies are adequate. Banks must classify their loan portfolios into two different categories: (i) consumer or housing loans and (ii) commercial loans. Consumer or housing loans include housing loans, consumer loans, credit-card financings, loans of up to Ps. 72,640,000 to micro-credit institutions, and commercial loans of up to Ps. 72,640,000 with or without preferred guarantees when the institution elected. All other loans are considered commercial loans. Consumer or housing loans in excess of Ps. 72,640,000, the repayment of which is linked to the evolution of its productive or commercial activity, are classified as commercial loans.

At the entity’s option, financing of a commercial nature of up to Ps.72,640,000, whether or not such financing has preferred guarantees, may be grouped together with credits for consumption or housing, in such case they will receive the treatment provided for the latter. If a customer has both kinds of loans (commercial and consumer or housing loans), the consumer or housing loans will be added to the commercial portfolio to determine under which portfolio they should be classified based on the amount indicated. In these cases, the loans secured by preferred guarantees shall be considered to be at 50% of its face value.

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

For recent developments, please see “Central Bank’s preventive measures in response to the pandemic of COVID-19”.

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

Consumer or housing loans classification

The principal criterion applied to loans in the consumer and housing portfolio is the length of period for which such loans remain overdue. Under Central Bank Rules, consumer and housing borrowers are classified as follows:

Classification	Criteria
Normal Situation	If all payments on loans are current or less than 31 calendar days overdue and, in the case of checking account overdrafts, less than 61 calendar days overdue.

Low Risk	Loans upon which payment obligations are overdue for a period of more than 31 and up to 90 calendar days.

Medium Risk	Loans upon which payment obligations are overdue for a period of more than 90 and up to 180 calendar days.

High Risk	Loans in respect of which a legal action seeking collection has been filed or loans having payment obligations overdue for more than 180 calendar days, but less than 365 calendar days.

Irrecoverable	Loans in which payment obligations are more than one year overdue or the debtor is insolvent or in bankruptcy or liquidation.

Irrecoverable by Technical Provision	Loans granted to clients who meet the conditions set for irrecoverable by technical provision clients by the Central Bank Rules.

Minimum Credit Provisions

Unless otherwise indicated, the financial regulations described in this section have been prepared in accordance with Central Bank Rules. IFRS differs in certain significant respects from Central Bank Rules. See Item 5B.“Critical accounting policies” and note 3 to our audited consolidated financial statements as of December 31, 2019, 2018 and 2017.

The following minimum credit provisions are required to be made by Argentine banks in relation to the credit portfolio category:

Category	With Preferred Guarantees	Without Preferred Guarantees
“Normal situation”	1%	1%
“Under observation” and “Low risk”	3%	5%
“Under negotiation or refinancing agreement”	6%	12%
“With problems” and “Medium Risk”	12%	25%
“With high risk of insolvency” and “High Risk”	25%	50%
“Irrecoverable”	50%	100%
“Irrecoverable by technical provision”	100%	100%

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

In the case of commercial loans, applicable regulations require a minimum frequency of review. Such review must take place: (i) quarterly for clients with indebtedness equal or greater than 5% of the financial entity’s RPC for the prior month and (ii) semi-annually for clients whose indebtedness is higher than (x) the lower of 1% and Ps. 72,640,000 of the financial entity’s RPC for the prior month, and (y) lower than 5% of the financial entity’s RPC for the prior month. At the end of the first calendar semester, the total review under (i) and (ii) should have covered no less than 50% of the financial entity’s commercial loan portfolio and, if less, it shall be completed by incorporating clients (in descending order) whose total indebtedness is inferior to the limits described in the preceding point (ii)(x).

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

Allowances for loan losses

The Central Bank Rules establishes minimum requirements for allowances for loan losses, in accordance with the category assigned to the client and the type of guarantee. Entities may have allowances for amounts higher than the minimum requirements, as deemed reasonable. Allowances are designed pursuant to the Central Bank Rules which differ from IFRS. See Item 5B.“Critical accounting policies” and note 3 to our audited consolidated financial statements as of December 31, 2020 and 2019.

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

The SSGD covers deposits made by Argentine individuals and legal entities in Pesos and foreign currency and maintained in accounts with the participating financial institutions, including checking accounts, savings accounts, and time deposits up to the amount of Ps.1,500,000, as set forth by Central Bank Communication “A” 6973 of the Central Bank.

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

The SSGD does not cover: (i) deposits maintained by financial institutions in other financial institutions, including certificates of deposit bought in the secondary market, (ii) deposits made by persons directly or indirectly affiliated with the institution, (iii) time deposits of securities, acceptances or guarantees, (iv) any transferable time deposits that have been transferred by endorsement, (v) any deposits in which the agreed-upon interest rate is higher than the reference interest rates periodically released by the Central Bank for time deposits, with the exception of those arranged in Pesos at the minimum nominal rate, and they shall also be excluded if these interest rate ceilings are distorted by additional incentives or rewards, and (vi) immobilized balances from deposits and excluded transactions.

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

Central Bank’s preventive measures in response to the pandemic of COVID-19

The Argentine government and the Central Bank issued a series of preventive measures to contain the spread of COVID-19 and mitigate its economic impact. In this regard, on March 19, 2020, the Executive Branch declared a nationwide lockdown from March 20, 2020 through March 31, 2020, which was extended several times until November 6, 2020, when the country shifted towards a “social distancing” phase (DISPO, per its acronym in Spanish), instead of a strict lockdown.

In this context, the Central Bank issued a series of Communications within the framework of Decree No. 297/2020, as amended, of the Government of Argentina, by which it determined that: (i) financial institutions shall open to the public only with prior appointment and provide its services remotely; (ii) financial institutions shall restrain the use of enclosed areas to a maximum of 50% of their capacity; (iii) financial institutions shall adopt all necessary measures to secure the sufficient supply of cash in ATMs and the continuity of operations related to cash withdrawals at out-of-bank withdrawal points; and (iv) money exchange houses shall only open for the purchase of foreign currency, the sale of currency of bordering countries and certain arbitrages.

On a different note, by means of Communication “A” 7181, as amended, the Central Bank suspended until June 30, 2021, the distribution of dividends by financial entities. For more information, please see “Argentine Banking Regulations— Requirements applicable to dividend distribution.”

Through Communication “A” 6945, as amended, the Central Bank determined that until March 31, 2021, any operation effected through ATMs will not be subject to any charges or fees.

Moreover, by means of Communication “A” 6993, dated April 24, 2020, the Central Bank established a zero interest-rate financings policy, applicable only to the eligible clients to be determined in the future by the AFIP.

By virtue of Communication “A” 7025, as amended, the Central Bank determined that the unpaid balances of credit card financings due between April 13 and April 30, 2020, shall be automatically refinanced in nine equal consecutive monthly installments beginning after a 3-month grace period. Interest rates on such unpaid balances may not exceed an annual nominal rate of 43% when the amount financed by such concept is lower than Ps.200,000. Additionally, the unpaid balances of credit card financings due between September 1 and September 30, 2020, shall be automatically refinanced in nine equal consecutive monthly installments beginning after a 3-month grace period. Interest rates on such unpaid balances may not exceed an annual nominal rate of 40%. For more information, see “Argentine Banking Regulations— Credit Card Interest Rate.”

Furthermore, by means of Communication “A” 7181 the Central Bank extended until March 31, 2021, the following provisions: (i) unpaid installments corresponding to maturities of credit assistance not covered by the Law of Credit Cards granted by financial institutions and operating as from April 1, 2020, may only accrue compensatory interest at the contractually stipulated rate; and (ii) the increase of up to 60 days the period of non-payment before a loan is required to be classified as non-performing for levels 1, 2 and 3 pursuant to Central Bank rules on debtor classification and the suspension of the mandatory reclassification of debtors provided in sections 6.6 and 7.3 of such rules. Moreover, it establishes that financial institutions shall provide the means so that in all ATMs operated by them in the country, individuals and legal entities may withdraw, per day and in a single withdrawal, up to Ps.15,000, without any distinction between customers and non-customers, regardless of the type of demand account on which the corresponding transaction is made and of the financial institution and/or ATM network to which it belongs.

Additionally, on March 25, 2020, the Executive Branch issued Decree No. 312/2020, as amended and supplemented from time to time, by means of which both the obligation to close and inhibit checking accounts, as well the imposition of penalties, were suspended until December 31, 2020. Furthermore, Decree No. 319/2020, as amended and supplemented from time to time, established the freezing of mortgage payments if the mortgaged property is the only and permanent residence of the debtor, until January 31, 2021. The Decree also resolved the freezing of mortgage and UVA pledge loans (créditos prendarios) and the suspension of mortgage foreclosures until January 31, 2021. These measures were subsequently extended by virtue of Decree 66/2021 until March 31, 2021. Although these restrictions are no longer in force as of the date of this annual report, Communication “B” 12123 and Communication “A” 7270 established that financial institutions must enable an instance to consider the situation of those customers in which the installment of the UVA loan to be paid exceeds 35% of their income. For more information, please see “Item 3.D—Risk Factors—Risks related to the Argentine financial system—Our asset quality and that of other financial institutions may deteriorate if the Argentine private sector does not fully recover.”

Other measures

•

Classification of Debtors: On March 19, 2020, the Central Bank issued Communication “A” 6938, as amended from time to time, by which new rules regarding the criteria for debtor classification and provisioning are to be adopted until March 31, 2021. These rules provide an additional 60-day period of non-payment before a loan is required to be classified as non-performing, and include all financings to commercial portfolio clients and loans granted for consumption or housing purposes. On March 25, 2021, through Communication “A” 7245, the Central Bank established a gradual transition in the definition of debtors for clients who chose to postpone the payment of installments, a benefit was not renewed from the due date at the end March 31, 2021. Financial entities and other obligated parties must increase the grace period to classify their debtors in levels 1, 2 and 3, both for the commercial portfolio and for the consumer or housing portfolio, according to the following schedule: i) Until March 31, 2021, in 60 days, ii) Until May 31, 2021, in 30 days, and iii) As of June 1, 21, financial entities must classify their debtors according to the general debtor classification.

•

Facilities and Government Guarantees to Finance Payment of Salaries: Decree 326/2020 created a fund of specific application within the FOGAR (acronym in Spanish for Fondo de Garantías Argentino), with the aim of backing financings provided to SMEs by financial entities in order to pay salaries. Simultaneously, the Central Bank set limitations on banks’ holdings of notes from the Central Bank (LELIQ), in order to make liquidity available and encourage the provision of credit lines to SMEs. On March 26, 2020, the Central Bank also issued Communication “A” 6946, by means of which the facilities granted at a preferential rate (not more than 24% per year) within the framework of Communication “A” 6937 (as amended by Communications “A” 6943, “A” 7006 and “A” 7157) to SMEs and households may be deducted from reserve requirements, considering 130% of its amount when its proceeds are for the payment of salaries and the granting entity is the agent of payment of those salaries. These assistances will be provisioned in the financial statements until their cancellation based on the classification of the small and medium-sized company at the time of granting. The amounts of: a) the reduction of the provisions by application of this measure; b) the reduction of the provisions due to the suspension of the application of the expected credit losses criterion for Group B entities; and c) the increase in the RPC due to the positive difference between the provisions according to IFRS and according to the Central Bank’s regulatory framework for Group A entities, must be subtracted from the calculation to determine the distributable profit.

•

Remote shareholders and board of directors meetings: By means of CNV’s General Resolution No. 830/2020, dated April 3, 2020, public entities are allowed to hold remote shareholders and board of directors meetings, via electronic means, even if their respective bylaws do not provide for this, respecting the minimum requirements to ensure the integrity of the vote of each participant and the presence of all shareholders and members, respectively. In case the bylaws do not provide for the possibility of holding board of directors meetings remotely, at the first face-to-face meeting after the lockdown period, the shareholders’ meeting shall, with the quorum and the majority for the reform of the bylaws, approve any board of directors meetings that have been held remotely.

•

Time deposits minimum rate. By virtue of Communication “A” 6980, the Central Bank ruled that all non-adjustable time deposits under Ps.1 million made by individuals as of April 20, 2020, shall have a minimum rate equivalent to the 70% of the average LELIQ’s tendering during the week prior to the date in which the deposit is made. For more information, see “Argentine Banking Regulations - Liquidity and Solvency Requirements - Minimum Cash Reserve Requirements - LELIQ global daily position.”

•	Securities-guaranteed transactions prohibition. By means of Communication “A” 6978, the Central Bank forbid financial institutions to guarantee transactions via securities (caución bursátil).

Deposit Insurance System. Pursuant to Communication “A” 6973, the Central Bank raised the amount covered by the Deposit Insurance System to Ps.1,500,000.

•

Credit line for productive investment of MiPyMEs. Pursuant to Communication “A” 7140, the Central Bank approved the rules for a “Credit line for productive investment of MiPyMEs” (lineas para el financiamiento productivo) destined to the acquisition of capital goods, and/or the construction of facilities necessary for the production of goods and/or services, and the commercialization of goods and/or services, with a maximum annual nominal rate from 30% to 35%. On January 6, 2021, through Communication “A” 7197, the central bank ruled that the 65% amount of credit lines granted to finance working capital needs from SMEs disbursed since October 16, 2020 may be applied to achieve the abovementioned 30% of total origination of the 30% interest rate credit line. On February 25, 2021, through Communication “A” 7227, the central bank increased from 65% to 100% the amount of credit lines granted to fund working capital needs from SMEs disbursed since October 16, 2020 that can be applied to achieve the required origination of the 30% interest rate credit line. In addition, through Communication “A” 7240, the Central Bank ruled that the balance of credit lines to SMEs shall be equivalent to (i) a minimum quota of 7.5% of the average balance of deposits from private sector as of September 2020, for the 2020 quota, and (ii) a minimum quota of 7.5% of the average balance of deposits from private sector as of March 1, 2021. The 2020 quota was in force between October 16, 2020 and March 31, 2021, whereas the 2021 quota will be in force from April 1, 2021 until September 30, 2021.

•

Solidary and Extraordinary Contribution. By means of Decree 42/2021 the Government of Argentina regulated the Solidary and Extraordinary Contribution Law, which establishes a one-time extraordinary and mandatory contribution for resident individuals and undivided estates, at the country or abroad, whose total value of assets exceed the amounts specified in the Law.

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

Fintech regulations

The Central Bank has recently issued Communications “A” 6885 (as amended and restated by Communication “A” 7175), by means of which it began to regulate certain aspects of Fintech operations. Through these communications, it defined Payment Service Provider (“PSP”) as those non-financial entities in retail payments, performing under the global framework of the payment system, such as offering payment accounts to order and/or receive payments.

On January 30, 2020, the Central Bank issued Communication “A” 6885, by means of which consolidated the rules for the operation of PSPs and established a specific registry for them. Particularly, Communication “A” 6885 forbids entities to operate as PSP if (i) they are not properly incorporated in Argentina; (ii) they are incorporated as a stock exchange, clearing chamber or agent under the CNV Rules; or (iii) if its capital, right votes, administrative or inspection body are integrated by people disqualified for performing financial activities in Argentina by the Financial Institutions Law, condemned by crimes against property, the public administration, the economic and financial order or public faith, privacy violations, illicit association or by section 1.b of the Foreign Exchange Criminal Regime. Shareholdings acquired on stock exchanges that do not reach the threshold of 20% of the capital or voting rights are exempt from the provisions of point (iii).

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

Gender Parity Requirements

On September 3, 2020, by means of Communication “A” 7100, the Central Bank amended the rules on “Guidelines for Corporate Governance in Financial Institutions” (Lineamientos para el gobierno societario en entidades financieras) to include a requirement of gender parity.

By virtue of such Communication, the Central Bank suggested to financial institutions to consider the progressive incorporation of women on new appointments and/or renewals, until gender parity is achieved. In this regard, the Central Bank defined gender parity as the guideline that aims at equalizing the participation of men and women in labor decision-making spaces, ensuring the right to equal opportunities and non-discrimination on the bases of gender.

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

On April 13, 2000, the National Congress passed Law No. 25,246, (subsequently amended and complemented, the “AML/ CFT Law”), which created at the national level the Anti- Money Laundering and Terrorism Financing Regime (“AML/CFT Regime”), criminalizing money laundering, creating and designating the UIF as the enforcement authority of the regime, and establishing the legal obligation for various public and private sector entities and professionals to provide information and cooperate with the UIF.

The UIF is a decentralized agency that operates with autonomy and financial independency under the Ministry of Economy, and its mission is to prevent and deter the crimes of money laundering and terrorist financing.

The following are certain provisions relating to the AML/CFT Regime established by the AML/ CFT Law and its amending and complementary provisions, including regulations issued by the UIF, and the CNV and the Central Bank. It is recommended that investors consult their own legal advisors and read the AML/ CFT Law and its complementary regulations.

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

(iv)

government organizations such as the Central Bank, the Federal Public Revenue Administration (“AFIP”, as per its acronym in Spanish), the Superintendence of Insurance of the Nation (“SSN”, as per its acronym in Spanish), the CNV and the IGJ; and

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

Pursuant to Annex I of Resolution No. 154/2018 of the UIF (which establishes the supervision and inspection mechanism of the UIF), both the Central Bank and the CNV are considered “Specific Control Agencies”(“Órganos de Contralor Específico”). In such capacity, they must collaborate with the UIF in the evaluation of compliance with AML/CFT procedures by the Reporting Subjects subject to their control. For these purposes, they are entitled to supervise, monitor and inspect these entities. Denial or obstruction of inspections by the Reporting Subjects may result in administrative penalties by the UIF and criminal penalties.

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

CNV Regulations

The CNV Rules stipulate, among other provisions, that the Reporting Subjects under its control shall only perform the operations provided for under the public offering system when these operations are performed or ordered by persons constituted, domiciled or resident in countries, domains, jurisdictions, territories or associated states not considered to be non-cooperative or high risk by the FATF.

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

In addition, Ernesto López, our Legal Manager, has been appointed as our Anti-Bribery Policy Officer and our Compliance Department is responsible for the implementation of the Monitoring Program.

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

D. Property, plants and equipment

Property

Our headquarters consist of 54,740 square meters of office area that is used by our management, accounting and administrative personnel. As of December 31, 2020, our headquarters consisted of 53,713 square meters that we own and 1,027 square meters that are leased. Our headquarters are split between offices located in Avenida Eduardo Madero 1172, Sarmiento 442 and Leandro N. Alem 1110, all in the City of Buenos Aires. As of December 31, 2020, we have a branch network that consists of 463 branches in Argentina, of which 176 were leased properties.

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

The following tables show average balances, interest amounts and nominal and real rates for our interest-earning assets and interest-bearing liabilities for the years ended December 31, 2018, 2019 and 2020 based on results adjusted for inflation as of December 31, 2020, as explained in our consolidated financial statements.

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

Nd = nominal average rate for foreign currency denominated assets and liabilities for the period;

D = devaluation rate of the Argentine Peso to the U.S. dollar for the period; and

I = inflation rate in Argentina for the period based on the variation of the Consumer Price Index.

	2018				2019				2020
	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate
	(in thousands of Pesos)
ASSETS
Interest-earning assets Loans and other financing Non-financial Public Sector
Pesos	5,284,854	2,232,128	(7.94%)	35.93%	2,455,223	1,097,367	(5.94%)	44.70%	6,252,514	2,221,379	(0.45%)	35.53%
Foreign currency	4	—	—	—	68	—	—	—	—	—	—	—
Total	5,284,858	2,232,128	(7.94%)	35.93%	2,455,291	1,097,367	(5.94%)	44.70%	6,252,514	2,221,379	(0.45%)	35.53%
Other Financial Entities
Pesos	9,458,926	2,944,054	(14.13%)	26.78%	5,686,553	2,781,222	(3.20%)	48.91%	2,377,951	999,709	4.33%	42.04%
Foreign currency	921,665	47,355	42.38%	4.39%	689,587	41,398	9.16%	6.00%	185,585	12,527	10.16%	6.75%
Total	10,380,591	2,991,409	(9.11%)	24.79%	6,376,140	2,822,620	(1.86%)	44.27%	2,563,536	1,012,236	4.75%	39.49%
Non-financial Private Sector and Foreign Residents
Pesos	317,924,720	110,662,709	(8.71%)	34.79%	221,762,683	101,636,929	(5.20%)	45.83%	220,978,159	77,305,508	(0.85%)	34.98%
Foreign currency	79,390,256	3,799,911	41.97%	4.09%	85,765,291	6,337,607	10.59%	7.39%	37,159,403	5,147,826	17.49%	13.85%
Total	397,314,976	114,462,620	1.42%	28.79%	307,527,974	107,974,536	(0.80%)	35.11%	258,137,562	82,453,334	1.79%	31.94%
Other Debt Securities
Pesos	108,206,451	42,901,590	(9.16%)	34.13%	142,995,880	89,874,378	5.86%	62.85%	172,548,742	64,285,939	0.82%	37.26%
Foreign currency	4,278,730	130,510	39.87%	2.55%	2,640,651	102,608	6.99%	3.89%	4,891,461	39,935	4.04%	0.82%
Total	112,485,181	43,032,100	(7.29%)	32.93%	145,636,531	89,976,986	5.88%	61.78%	177,440,203	64,325,874	0.91%	36.25%
Repo Transactions
Pesos	1,963,584	942,143	(2.18%)	44.43%	7,198,715	4,472,212	5.40%	62.13%	30,916,023	7,067,389	(9.76%)	22.86%
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—
Total	1,963,584	942,143	(2.18%)	44.43%	7,198,715	4,472,212	5.40%	62.13%	30,916,023	7,067,389	(9.76%)	22.86%
Total interest-earning assets
Pesos	442,838,535	159,682,624	(7.86%)	36.05%	380,099,054	199,862,108	(0.81%)	52.58%	433,073,394	151,879,924	(0.79%)	35.07%
Foreign currency	84,590,655	3,977,776	41.87%	4.02%	89,095,597	6,481,613	10.47%	7.27%	42,236,449	5,200,288	15.90%	12.31%
Total	527,429,190	163,660,400	0.12%	31.02%	469,194,651	206,343,721	1.33%	43.98%	475,309,843	157,080,212	0.69%	33.05%
Total non interest-earning assets
Pesos	124,413,430	—	—	—	118,076,089	—	—	—	123,900,026	—	—	—
Foreign currency	70,097,454	—	—	—	101,975,035	—	—	—	102,327,783	—	—	—
Total	194,510,884	—	—	—	220,051,124	—	—	—	226,227,809	—	—	—
TOTAL ASSETS
Pesos	567,251,965	—	—	—	498,175,143	—	—	—	556,973,420	—	—	—

	2018				2019				2020
	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate
	(in thousands of Pesos)
Foreign currency	154,688,109	—	—	—	191,070,632	—	—	—	144,564,232	—	—	—
Total	721,940,074	—	—	—	689,245,775	—	—	—	701,537,652	—	—	—
LIABILITIES
Interest-bearing liabilities
Deposits
Non financial Public Sector
Pesos	26,176,399	5,630,581	(19.44%)	18.95%	20,992,485	7,928,752	(10.44%)	37.77%	37,767,276	9,575,598	(7.93%)	25.35%
Foreign currency	939,533	6,111	37.18%	0.58%	2,039,430	45,154	5.26%	2.21%	1,437,272	12,480	4.09%	0.87%
Total	27,115,932	5,636,692	(17.48%)	18.32%	23,031,915	7,973,906	(9.05%)	34.62%	39,204,548	9,588,078	(7.49%)	24.46%
Non financial Private Sector and Foreign Residents
Pesos	250,295,861	49,671,199	(18.85%)	19.82%	216,982,456	70,557,449	(13.85%)	32.52%	223,251,786	46,480,992	(11.25%)	20.82%
Foreign currency	100,040,179	1,137,098	37.77%	1.01%	108,589,538	2,170,218	5.04%	2.00%	58,037,686	461,282	4.01%	0.79%
Total	350,336,040	50,808,297	(2.68%)	14.49%	325,571,994	72,727,667	(7.55%)	22.34%	281,289,472	46,942,274	(8.10%)	16.69%
Financing received from the Central Bank of Argentina and other financial entities
Pesos	1,842,042	305,633	(22.65%)	14.21%	961,521	405,341	(7.59%)	42.16%	477,621	110,151	(9.61%)	23.06%
Foreign currency	2,986,901	116,903	41.22%	3.54%	4,114,120	209,180	8.22%	5.08%	862,950	52,022	9.42%	6.03%
Total	4,828,943	422,536	16.86%	7.61%	5,075,641	614,521	5.22%	12.11%	1,340,571	162,173	2.64%	12.10%
Issued Corporate Bonds
Pesos	17,164,713	3,795,896	(19.82%)	18.38%	10,100,838	3,250,457	(14.07%)	32.18%	5,805,325	1,547,872	(6.96%)	26.66%
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—
Total	17,164,713	3,795,896	(19.82%)	18.38%	10,100,838	3,250,457	(14.07%)	32.18%	5,805,325	1,547,872	(6.96%)	26.66%
Subordinated Corporate Bonds
Pesos	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency	29,505,232	2,083,761	44.45%	5.91%	33,196,349	2,319,007	10.18%	6.99%	33,608,755	2,397,775	10.55%	7.13%
Total	29,505,232	2,083,761	44.45%	5.91%	33,196,349	2,319,007	10.18%	6.99%	33,608,755	2,397,775	10.55%	7.13%
Repo Transactions
Pesos	1,220,813	457,876	(10.82%)	31.68%	1,181,875	458,102	(9.80%)	38.76%	920,365	195,747	(10.92%)	21.27%
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—
Total	1,220,813	457,876	(10.82%)	31.68%	1,181,875	458,102	(9.80%)	38.76%	920,365	195,747	(10.92%)	21.27%
Total interest-bearing liabilities
Pesos	296,699,828	59,861,185	(18.62%)	20.16%	250,219,175	82,600,101	(13.53%)	33.01%	268,222,373	57,910,360	(10.69%)	21.59%
Foreign currency	133,471,845	3,343,873	39.32%	2.15%	147,939,437	4,743,559	6.29%	3.21%	93,946,663	2,923,559	6.40%	3.11%
Total	430,171,673	63,205,058	(0.64%)	14.68%	398,158,612	87,343,660	(6.17%)	21.94%	362,169,036	60,833,919	(6.26%)	16.80%
Total non–interest bearing liabilities and shareholders’ equity
Pesos	265,351,113	—	—	—	252,598,564	—	—	—	299,353,557	—	—	—
Foreign currency	26,417,288	—	—	—	38,488,599	—	—	—	40,015,059	—	—	—
Total	291,768,401	—	—	—	291,087,163	—	—	—	339,368,616	—	—	—
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY										—	—	—
Pesos	562,050,941	—	—	—	502,817,739	—	—	—	567,575,930	—	—	—
Foreign currency	159,889,133	—	—	—	186,428,036	—	—	—	133,961,722	—	—	—
Total	721,940,074	—	—	—	689,245,775	—	—	—	701,537,652	—	—	—

Changes in interest income and interest expense; volume and rate analysis

The following tables allocate, by currency of denomination, changes in our interest income and interest expense segregated for each major category of interest-earning assets and interest-bearing liabilities into amounts attributable to changes in their average volume and their respective nominal interest rates for fiscal year ended December 31, 2020 compared to the fiscal year ended December 31, 2019 and to the fiscal year ended December 31, 2018, all based on information adjusted for inflation as of December 31, 2020.

	2018	2019	2020	December 2019 / December 2018 Increase (Decrease) Due to Changes in			December 2020 / December 2019 Increase (Decrease) Due to Changes in
	Interest Earned / (Paid)	Interest Earned / (Paid)	Interest Earned / (Paid)	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in thousands of Pesos)
ASSETS
Interest-earning assets Loans and other financing Non-financial Public Sector
Pesos	2,232,128	1,097,367	2,221,379	(1,349,966)	215,205	(1,134,761)	1,697,507	(573,495)	1,124,012
Foreign currency	—	—	—	—	—	—	—	—	—
Total	2,232,128	1,097,367	2,221,379	(1,349,966)	215,205	(1,134,761)	1,697,507	(573,495)	1,124,012
Other Financial Entities
Pesos	2,944,054	2,781,222	999,709	(1,421,195)	1,258,363	(162,832)	(1,618,166)	(163,347)	(1,781,513)
Foreign currency	47,355	41,398	12,527	(17,082)	11,125	(5,957)	(30,263)	1,392	(28,871)
Total	2,991,409	2,822,620	1,012,236	(1,438,277)	1,269,488	(168,789)	(1,648,429)	(161,955)	(1,810,384)
Non-financial Private Sector and Foreign Residents

	2018	2019	2020	December 2019 / December 2018 Increase (Decrease) Due to Changes in			December 2020 / December 2019 Increase (Decrease) Due to Changes in
	Interest Earned / (Paid)	Interest Earned / (Paid)	Interest Earned / (Paid)	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in thousands of Pesos)
Pesos	110,662,709	101,636,929	77,305,508	(33,511,472)	24,485,692	(9,025,780)	(362,639)	(23,968,782)	(24,331,421)
Foreign currency	3,799,911	6,337,607	5,147,826	(292,111)	2,829,807	2,537,696	(3,591,527)	2,401,746	(1,189,781)
Total	114,462,620	107,974,536	82,453,334	(33,803,583)	27,315,499	(6,488,084)	(3,954,166)	(21,567,036)	(25,521,202)
Other Debt Securities
Pesos	42,901,590	89,874,378	64,285,939	5,902,904	41,069,884	46,972,788	18,572,506	(44,160,945)	(25,588,439)
Foreign currency	130,510	102,608	39,935	(63,173)	35,271	(27,902)	87,670	(150,343)	(62,673)
Total	43,032,100	89,976,986	64,325,874	5,839,731	41,105,155	46,944,886	18,660,176	(44,311,288)	(25,651,112)
Repo Transactions
Pesos	942,143	4,472,212	7,067,389	2,256,246	1,273,823	3,530,069	14,735,913	-12,140,736	2,595,177
Foreign currency	—	—	—	—	—	—	—	—	—
Total	942,143	4,472,212	7,067,389	2,256,246	1,273,823	3,530,069	14,735,913	-12,140,736	2,595,177
Total interest-earning assets
Pesos	159,682,624	199,862,108	151,879,924	(28,123,483)	68,302,967	40,179,484	33,025,121	(81,007,305)	(47,982,184)
Foreign currency	3,977,776	6,481,613	5,200,288	(372,366)	2,876,203	2,503,837	(3,534,120)	2,252,795	(1,281,325)
Total	163,660,400	206,343,721	157,080,212	(28,495,849)	71,179,170	42,683,321	29,491,001	(78,754,510)	(49,263,509)
LIABILITIES
Interest-bearing liabilities
Deposits
Non financial Public Sector
Pesos	5,630,581	7,928,752	9,575,598	(1,652,505)	3,950,676	2,298,171	6,335,948	(4,689,102)	1,646,846
Foreign currency	6,111	45,154	12,480	5,718	33,325	39,043	-13,390	(19,284)	(32,674)
Total	5,636,692	7,973,906	9,588,078	(1,646,787)	3,984,001	2,337,214	6,322,558	(4,708,386)	1,614,172
Non financial Private Sector and Foreign Residents
Pesos	49,671,199	70,557,449	46,480,992	(6,665,276)	27,551,526	20,886,250	2,044,032	(26,120,489)	(24,076,457)
Foreign currency	1,137,098	2,170,218	461,282	(40,344)	1,073,464	1,033,120	(1,009,464)	(699,472)	(1,708,936)
Total	50,808,297	72,727,667	46,942,274	(6,705,620)	28,624,990	21,919,370	1,034,568	(26,819,961)	(25,785,393)
Financing received from the Central Bank of Argentina and other financial entities
Pesos	305,633	405,341	110,151	(169,001)	268,709	99,708	(203,976)	(91,214)	(295,190)
Foreign currency	116,903	209,180	52,022	28,737	63,540	92,277	(165,342)	8,184	(157,158)
Total	422,536	614,521	162,173	(140,264)	332,249	191,985	(369,318)	(83,030)	(452,348)
Issued Corporate Bonds
Pesos	3,795,896	3,250,457	1,547,872	(1,939,362)	1,393,923	(545,439)	(1,382,303)	(320,282)	(1,702,585)
Foreign currency	—	—	—	—	—	—	—	—	—
Total	3,795,896	3,250,457	1,547,872	(1,939,362)	1,393,923	(545,439)	(1,382,303)	(320,282)	(1,702,585)
Subordinated Corporate Bonds
Pesos	—	—	—	—	—	—	—	—	—
Foreign currency	2,083,761	2,319,007	2,397,775	(121,857)	357,103	235,246	30,245	48,523	78,768
Total	2,083,761	2,319,007	2,397,775	(121,857)	357,103	235,246	30,245	48,523	78,768
Repo Transactions
Pesos	457,876	458,102	195,747	(83,458)	83,684	226	(101,369)	(160,986)	(262,355)
Foreign currency	—	—	—	—	—	—	—	—	—
Total	457,876	458,102	195,747	(83,458)	83,684	226	(101,369)	(160,986)	(262,355)
Total interest-bearing liabilities
Pesos	59,861,185	82,600,101	57,910,360	(10,509,602)	33,248,518	22,738,916	6,692,332	(31,382,073)	(24,689,741)
Foreign currency	3,343,873	4,743,559	2,923,559	(127,746)	1,527,432	1,399,686	(1,157,951)	(662,049)	(1,820,000)
Total	63,205,058	87,343,660	60,833,919	(10,637,348)	34,775,950	24,138,602	5,534,381	(32,044,122)	(26,509,741)

Interest-earning assets: net interest margin and spread

The following table analyzes, by currency of denomination, the levels of our average interest-earning assets and net interest income, and illustrates the comparative margins and spreads for each of the years indicated all based on information adjusted for inflation as of December 31, 2020.

	Year Ended December 31,
	2018 (1)	2019 (1)	2020
	(in thousands of Pesos, except percentages)
Average interest-earning assets
Pesos	442,838,535	380,099,054	433,073,394
Foreign currency	84,590,655	89,095,597	42,236,449

Total	527,429,190	469,194,651	475,309,843

Net interest income (2)
Pesos	99,821,439	117,262,007	93,969,564
Foreign currency	633,903	1,738,054	2,276,729

Total	100,455,342	119,000,061	96,246,293

	Year Ended December 31,
	2018 (1)	2019 (1)	2020
	(in thousands of Pesos, except percentages)
Net interest margin (3)
Pesos	(17.01%)	(14.94%)	(10.61%)
Foreign currency	37.41%	4.99%	8.76%

Weighted average rate	(8.28%)	(11.16%)	(8.89%)

Yield spread real basis (4)
Pesos	10.76%	12.72%	9.90%
Foreign currency	2.55%	4.18%	9.50%

Weighted average rate	0.76%	7.50%	6.95%

(1)	Figures adjusted for inflation as of December 31, 2020. See “Presentation of certain financial information”.
(2)	Defined as interest earned less interest paid.
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

Investment portfolio: government and private securities

We own, manage and trade a portfolio of securities issued by the Argentine and other governments and private issuers. The following table analyzes, by currency of denomination, our investments in Argentine and other governments and private securities as of December 31, 2018, 2019 and 2020 all based on information adjusted for inflation as of December 31, 2020.

	Year Ended December 31,
	2018 (1)	2019 (1)	2020
	(in thousands of Pesos)
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Government securities
In Pesos:
National treasury bills at discount - Maturity: 01-29-2021	—	—	17,049,960
National treasury bills at discount - Maturity: 02-26-2021	—	—	11,273,975
Federal government treasury bonds adjusted by CER - Maturity: 07-22-2021	161,760	5,341,210	10,000,259
Federal government treasury bonds adjusted by CER - Maturity: 08-05-2021	—	—	7,747,857
Federal government treasury bonds BADLAR + 100 PB - Maturity: 08-05-2021	—	—	5,971,755
Federal government treasury bonds adjusted by CER - Maturity: 03-25-2023	—	—	974,607
Federal government bonds - Badlar Private + 200 basis point - Maturity: 04-03-2022	80,459	3,296	533,627
Federal government treasury bonds adjusted by CER - Maturity: 11-09-2026	—	—	314,671
Federal government treasury bonds adjusted by CER - Maturity: 03-18-2022	—	—	307,664
Federal government treasury bonds adjusted by CER - Maturity: 03-25-2024	—	—	252,086
Others	2,003,116	1,180,573	171,603
In Foreign Currency:
Federal government treasury bonds linked to dollar - Maturity: 11-30-2021	—	—	3,405

	Year Ended December 31,
	2018 (1)	2019 (1)	2020
	(in thousands of Pesos)
Bonds of the Argentine Republic Step Up New York Law - Maturity: 07-09-2030	—	—	2,546
Federal government bonds at 8.75% - Maturity: 05-07-2024	129,494	12,866	—
Par bonds Argentine Law - Maturity: 12-31-2038	—	5,646	—
Federal government bonds at 8% - Maturity: 10-08-2020	72,973	4,493	—
National treasury bills 4,25% - Maturity: 09-04-2019	—	34	—
International bonds of the Argentina Republic at 7.5% - Maturity: 04-22-2026	115,933	—	—
Discount Bonds at 8.28% – Maturity: 2033 (governed by New York State legislation)	32,257	—	—
Federal government treasury at 5.75% - Maturity: 07-26-2019	4,116	—	—
Federal government bonds at 5.75% - Maturity: 04-18-2025	2,700	—	—
Others	69	—	—

Subtotal Government securities	2,602,877	6,548,118	54,604,015

Private securities
In Pesos:
Debt Securities in Financial Trust provisional Red Surcos	—	—	249,107
Debt Securities in Financial Trust provisional Secubond	165,871	92,945	126,983
Values of business of services public	2,568	2,371	2,354
Debt Securities in Financial Trust provisional Consubond	791,050	482,369	—
Debt Securities in Financial Trusts Secubono Series 191 Class A - Maturity: 06-29-2020	—	114,820	—
Corporate Bonds Province of Buenos Aires Class 9 - Maturity: 04-18-2021	61,753	68,246	—
Debt Securities in Financial Trusts Secubono Series 189A - Maturity: 03-30-2020	—	30,220	—
Debt Securities in Financial Trusts Secubono Series 191 CL.B - Maturity: 07-28-2020	—	16,421	—
Debt Securities in Financial Trusts Secubono Series 190 CL.A - Maturity: 04-28-2020	—	15,206	—
Debt Securities in Financial Trusts Secubono Series 190 CL.B - Maturity: 06-29-2020	—	10,076	—
Others	1,439,216	31,635	—
In Foreign Currency:
Debt Securities in Financial Trust provisional Red Surcos	—	143,368	—
Corporate Bonds Aluar Aluminio Argentino SA - Maturity: 07-30-2023	—	—	6
Debt Securities in Financial Trusts provisional Agrocap	273,802	129,091	—
Debt Securities in Financial Trusts Chubut Regalías Hidrocarburíferas - Maturity: 07-01-2020	101,291	41,105	—
Corporate Bonds John Deere Credit financial company Series A Class 016 - Maturity: 04-06-2019	80,526	—	—

Subtotal Private securities	2,916,077	1,177,873	378,450

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	5,518,954	7,725,991	54,982,465

	Year Ended December 31,
	2018 (1)	2019 (1)	2020
	(in thousands of Pesos)
OTHER DEBT SECURITIES
MEASURED AT FAIR VALUE THROUGHT OTHER COMPREHENSIVE INCOME
Government securities
In Pesos:
Federal government treasury bonds BADLAR + 100 PB - Maturity: 08-05-2021	—	—	19,275,639
Federal government treasury bonds adjusted by CER - Maturity: 07-22-2021	—	—	8,941,173
Federal government treasury bonds adjusted by CER - Maturity: 04-17-2021	—	—	8,601,842
Federal government treasury bonds adjusted by CER - Maturity: 08-05-2021	—	—	3,419,978
Federal government treasury bonds adjusted by CER - Maturity: 03-25-2023	—	—	1,039,269
Federal government treasury letters at variable rate - Maturity: 03-31-2021	—	—	986,265
Federal government treasury bonds adjusted by CER - Maturity: 03-25-2024	—	—	875,759
Treasury bills of Province of Neuquén S. 1 C. 1 - Maturity: 04-07-2021	—	—	264,546
Federal government bonds - Badlar Private + 200 basis point - Maturity: 04-03-2022	—	—	32,945
Federal government treasury bonds adjusted by CER - Maturity: 03-18-2022	—	—	1,705
Others	306,699	114,160	1
In Foreign Currency:
Federal government treasury bonds linked to dollar - Maturity: 11-30-2021	—	—	900,540
Bonds of the Argentine Republic Step Up Argentine Law - Maturity: 07-09-2030	—	—	417,330
Bonds of the Argentine Republic at 1% - Maturity: 07-09-2029	—	—	31,618
Federal government bonds at 8.75% - Maturity: 05-07-2024	1,111,697	526,108	—
International bonds of the Argentina Republic at 7.125 - Maturity: 06-28-2117	170,953	—	—
US Treasury Bill – Maturity: 01-14-2021	—	—	2,524,323
US Treasury Bill – Maturity: 01-19-2021	—	—	841,433
US Treasury Bill – Maturity: 01-21-2021	—	—	673,150
US Treasury Bill – Maturity: 01-28-2021	—	—	501,908
US Treasury Bill – Maturity: 01-07-2020	—	652,210	—
Others	1,266,572	—	—

Subtotal Government securities	2,855,921	1,292,478	49,329,424

Instruments Issued by Central Bank
In Pesos:
Liquidity letters of Central Bank of Argentina - Maturity: 01-21-2021	—	—	21,218,562
Liquidity letters of Central Bank of Argentina - Maturity: 01-12-2021	—	—	19,732,940
Liquidity letters of Central Bank of Argentina - Maturity: 01-28-2021	—	—	18,420,266

	Year Ended December 31,
	2018 (1)	2019 (1)	2020
	(in thousands of Pesos)
Liquidity letters of Central Bank of Argentina - Maturity: 01-19-2021	—	—	17,642,322
Liquidity letters of Central Bank of Argentina - Maturity: 01-05-2021	—	—	15,109,347
Liquidity letters of Central Bank of Argentina - Maturity: 01-26-2021	—	—	13,603,450
Liquidity letters of Central Bank of Argentina - Maturity: 01-14-2021	—	—	12,025,981
Liquidity letters of Central Bank of Argentina - Maturity: 01-07-2021	—	—	10,922,852
Liquidity letters of Central Bank of Argentina - Maturity: 01-03-2020	—	20,124,827	—
Liquidity letters of Central Bank of Argentina - Maturity: 01-07-2020	—	15,394,929	—
Others	115,331,992	27,012,501	—

Subtotal Instruments Issued by Central Bank	115,331,992	62,532,257	128,675,720

Total Other debt securities measured at fair value through other comprehensive income	118,187,913	63,824,735	178,005,144

MEASURED AT AMORTIZED COST
Government securities
In Pesos:
Federal government bonds at 22% - Maturity: 05-21-2022	—	—	20,159,269
Federal government treasury bonds adjusted by CER - Maturity: 04-17-2021	—	—	8,573,109
Federal government treasury letters at variable rate - Maturity: 03-31-2021	—	—	1,583,139
Discount bonds at 5.83% – Maturity: 2033	328,890	437,591	183,639
Federal government treasury bonds adjusted by CER - Maturity: 03-18-2022	—	—	55,692
Bonds Par denominated – Maturity: 12-31-2038	—	31,485	28,251
Federal government bonds - Fixed rate 26% - Maturity: 11-21-2020	16,736,225	10,855,842	—
National treasury bills coupon capitalized - Maturity: 02-26-2020	—	2,045,071	—
National treasury bills capitalized - Maturity: 05-13-2020	—	1,957,560	—
National treasury bills capitalized - Maturity: 05-21-2022	—	1,663,894	—
Others	—	3,318,533	—

Subtotal Government securities	17,065,115	20,309,976	30,583,099

Private securities
In Pesos:
Corporate Bonds YPF C046 - Maturity: 03-04-2021	—	80,217	97,853
Debt Securities in Financial Trusts Secubono Series 201A - Maturity: 08-30-2021	—	—	78,659
Corporate Bonds YPF C043 - Maturity: 10-21-2023	—	100,337	74,269
Debt Securities in Financial Trusts Secubono Series 200A - Maturity: 06-28-2021	—	—	71,025
Corporate Bonds Tecpetrol SA Class 3 -Maturity: 02-20-2021	—	—	49,563
Corporate Bonds Central Térmica Roca SA Class 4 - Maturity: 07-24-2021	—	35,559	36,863

	Year Ended December 31,
	2018 (1)	2019 (1)	2020
	(in thousands of Pesos)
Corporate Bonds Albanesi SA Class 3 - Maturity: 06-15-2021	—	38,446	30,897
Corporate Bonds Banco Santander Río SA Class 21 - Maturity: 01-26-2022	—	—	25,709
Corporate Bonds Generación Mediterranea SA Class 8B - Maturity: 08-29-2021	—	21,943	20,973
Corporate Bonds Rombo Compañía Financiera SA 41 - Maturity: 01-29-2021	—	69,082	17,000
Others	5,757	3,348,650	27,879

Subtotal Private securities	5,757	3,694,234	530,690

Total Other debt securities measurement at amortized cost	17,070,872	24,004,210	31,113,789

TOTAL OTHER DEBT SECURITIES	135,258,785	87,828,945	209,118,933

EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS
In Pesos:
Prisma Medios de Pago SA	—	3,405,143	4,975,977
Mercado Abierto Electrónico SA	52,523	70,730	144,222
Matba Rofex SA	—	15,723	21,242
C.O.E.L.S.A	10,107	13,076	19,511
Argentina Clearing SA	9,568	14,217	14,731
Sedesa	8,325	9,492	11,682
Provincanje SA	1,587	3,315	6,243
Inversora SA	—	—	5,389
Mercado a Término Rosario SA	7,672	12,510	4,308
Proin SA	1,074	2,012	1,960
Others	5,003	1,751	1,407
In Foreign Currency:
Banco Latinoamericano de Comercio Exterior SA	10,003	12,731	9,728
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales	2,030	1,727	1,899

TOTAL EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS	107,892	3,562,427	5,218,299

TOTAL	140,885,631	99,117,363	269,319,697

(1)	Figures adjusted for inflation as of December 31, 2020. See “Presentation of certain financial information”.

Remaining maturity of government and private securities

The following table analyzes the remaining maturities of our investment portfolio as of December 31, 2020 in accordance with issuance terms (before allowances). For further information, see “Item 3 – Risk Factors – Argentina’s ability to obtain financing from international markets may be limited or costly, which may impair its ability to implement reforms and public policies and foster economic growth”. The table below presents the reprofiled maturities.

	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 year but within 10 years	Maturing after 10 years	Without due date	Total
	Book Value (in thousands of Pesos, except percentages)
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Government securities
In Pesos:
National treasury bills at discount - Maturity: 01-29-2021	17,049,960	—	—	—	—	17,049,960
National treasury bills at discount - Maturity: 02-26-2021	11,273,975	—	—	—	—	11,273,975
Federal government treasury bonds adjusted by CER - Maturity: 07-22-2021	10,000,259	—	—	—	—	10,000,259
Federal government treasury bonds adjusted by CER - Maturity: 08-05-2021	7,747,857	—	—	—	—	7,747,857
Federal government treasury bonds BADLAR + 100 PB - Maturity: 08-05-2021	5,971,755	—	—	—	—	5,971,755
Federal government treasury bonds adjusted by CER - Maturity: 03-25-2023	—	974,607	—	—	—	974,607
Federal government bonds - Badlar Private + 200 basis point - Maturity: 04-03-2022	—	533,627	—	—	—	533,627
Federal government treasury bonds adjusted by CER - Maturity: 11-09-2026	—	188,802	125,869	—	—	314,671
Federal government treasury bonds adjusted by CER - Maturity: 03-18-2022	—	307,664	—	—	—	307,664
Federal government treasury bonds adjusted by CER - Maturity: 03-25-2024	—	252,086	—	—	—	252,086
Others	103,291	44,112	10,667	13,533	—	171,603
In Foreign Currency:
Federal government treasury bonds linked to dollar - Maturity: 11-30-2021	3,405	—	—	—	—	3,405
Bonds of the Argentine Republic Step Up New York Law - Maturity: 07-09-2030	—	509	2,037	—	—	2,546

Subtotal Government securities	52,150,502	2,301,407	138,573	13,533	—	54,604,015

Private securities
In Pesos:
Debt Securities in Financial Trust provisional Red Surcos	249,107	—	—	—	—	249,107
Debt Securities in Financial Trust provisional Secubond	126,983	—	—	—	—	126,983
Values of business of services public	—	—	—	—	2,354	2,354
Corporate Bonds Aluar Aluminio Argentino - Maturity: 07-30-2023	—	6	—	—	—	6

Subtotal Private securities	376,090	6	—	—	2,354	378,450

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	52,526,592	2,301,413	138,573	13,533	2,354	54,982,465

Weighted average rate	25.33%	18.32%	7.80%	8.51%
OTHER DEBT SECURITIES
MEASURED AT FAIR VALUE THROUGHT OTHER COMPREHENSIVE INCOME
Government securities
In Pesos:
Federal government treasury bonds BADLAR + 100 PB - Maturity: 08-05-2021	19,275,639	—	—	—	—	19,275,639

	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 year but within 10 years	Maturing after 10 years	Without due date	Total
Federal government treasury bonds adjusted by CER - Maturity: 07-22-2021	8,941,173	—	—	—	—	8,941,173
Federal government treasury bonds adjusted by CER - Maturity: 04-17-2021	8,601,842	—	—	—	—	8,601,842
Federal government treasury bonds adjusted by CER - Maturity: 08-05-2021	3,419,978	—	—	—	—	3,419,978
Federal government treasury bonds adjusted by CER - Maturity: 03-25-2023	—	1,039,269	—	—	—	1,039,269
Federal government treasury letters at variable rate - Maturity: 03-31-2021	986,265	—	—	—	—	986,265
Federal government treasury bonds adjusted by CER - Maturity: 03-25-2024	—	875,759	—	—	—	875,759
Treasury bills of Province of Neuquén S. 1 C. 1 - Maturity: 04-07-2021	264,546	—	—	—	—	264,546
Federal government bonds - Badlar Private + 200 basis point - Maturity: 04-03-2022	—	32,945	—	—	—	32,945
Federal government treasury bonds adjusted by CER - Maturity: 03-18-2022	—	1,705	—	—	—	1,705
Others	—	—	1	—	—	1
In Foreign Currency:
Federal government treasury bonds linked to dollar - Maturity: 11-30-2021	900,540	—	—	—	—	900,540
Bonds of the Argentine Republic Step Up Argentine Law - Maturity: 07-09-2030	—	83,466	333,864	—	—	417,330
Bonds of the Argentine Republic at 1% - Maturity: 07-09-2029	—	6,324	25,294	—	—	31,618
US Treasury Bill – Maturity: 01-14-2021	2,524,323	—	—	—	—	2,524,323
US Treasury Bill – Maturity: 01-19-2021	841,433	—	—	—	—	841,433
US Treasury Bill – Maturity: 01-21-2021	673,150	—	—	—	—	673,150
US Treasury Bill – Maturity: 01-28-2021	501,908	—	—	—	—	501,908

Subtotal Government securities	46,930,797	2,039,468	359,159	—	—	49,329,424

Instruments Issued by Central Bank
In Pesos:
Liquidity letters of Central Bank of Argentina - Maturity: 01-21-2021	21,218,562	—	—	—	—	21,218,562
Liquidity letters of Central Bank of Argentina - Maturity: 01-12-2021	19,732,940	—	—	—	—	19,732,940
Liquidity letters of Central Bank of Argentina - Maturity: 01-28-2021	18,420,266	—	—	—	—	18,420,266
Liquidity letters of Central Bank of Argentina - Maturity: 01-19-2021	17,642,322	—	—	—	—	17,642,322
Liquidity letters of Central Bank of Argentina - Maturity: 01-05-2021	15,109,347	—	—	—	—	15,109,347
Liquidity letters of Central Bank of Argentina - Maturity: 01-26-2021	13,603,450	—	—	—	—	13,603,450
Liquidity letters of Central Bank of Argentina - Maturity: 01-14-2021	12,025,981	—	—	—	—	12,025,981
Liquidity letters of Central Bank of Argentina - Maturity: 01-07-2021	10,922,852	—	—	—	—	10,922,852

Subtotal Instruments Issued by Central Bank	128,675,720	—	—	—	—	128,675,720

Total Other debt securities measured at fair value thought other comprehensive income	175,606,517	2,039,468	359,159	—	—	178,005,144

Weighted average rate	42.91%	3.83%	8.51%	0.00%

	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 year but within 10 years	Maturing after 10 years	Without due date	Total
MEASURED AT AMORTIZED COST
Government securities
In Pesos:
Federal government bonds at 22% - Maturity: 05-21-2022	—	20,159,269	—	—	—	20,159,269
Federal government treasury bonds adjusted by CER - Maturity: 04-17-2021	8,573,109	—	—	—	—	8,573,109
Federal government treasury letters at variable rate - Maturity: 03-31-2021	1,583,139	—	—	—	—	1,583,139
Discount bonds at 5.83% – Maturity: 2033	—	36,726	91,815	55,098	—	183,639
Federal government treasury bonds adjusted by CER - Maturity: 03-18-2022	—	55,692	—	—	—	55,692
Bonds Par denominated – Maturity: 12-31-2038	—	—	4,238	24,013	—	28,251

Subtotal Government securities	10,156,248	20,251,687	96,053	79,111	—	30,583,099

Private securities
In Pesos:
Corporate Bonds YPF C046 - Maturity: 03-04-2021	97,853	—	—	—	—	97,853
Debt Securities in Financial Trusts Secubono Series 201A - Maturity: 08-30-2021	78,659	—	—	—	—	78,659
Corporate Bonds YPF C043 - Maturity: 10-21-2023	24,754	49,515	—	—	—	74,269
Debt Securities in Financial Trusts Secubono Series 200A - Maturity: 06-28-2021	71,025	—	—	—	—	71,025
Corporate Bonds Tecpetrol SA Class 3 -Maturity: 02-20-2021	49,563	—	—	—	—	49,563
Corporate Bonds Central Térmica Roca SA Class 4 - Maturity: 07-24-2021	36,863	—	—	—	—	36,863
Corporate Bonds Albanesi SA Class 3 - Maturity: 06-15-2021	30,897	—	—	—	—	30,897
Corporate Bonds Banco Santander Río SA Class 21 - Maturity: 01-26-2022	—	25,709	—	—	—	25,709
Corporate Bonds Generación Mediterranea SA Class 8B - Maturity: 08-29-2021	20,973	—	—	—	—	20,973
Corporate Bonds Rombo Compañía Financiera SA 41 - Maturity: 01-29-2021	17,000	—	—	—	—	17,000
Others	24,956	2,923	—	—	—	27,879

Subtotal Private securities	452,543	78,147	—	—	—	530,690

Total Other debt securities measurement at amortized cost	10,608,791	20,329,834	96,053	79,111	—	31,113,789

Weighted average rate	5.00%	21.98%	8.51%	8.51%

TOTAL OTHER DEBT SECURITIES	186,215,308	22,369,302	455,212	79,111	—	209,118,933

Weighted average rate	37.20%	20.88%	8.09%	8.51%
EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS
In Pesos:
Prisma Medios de Pago SA	—	—	—	—	4,975,977	4,975,977
Mercado Abierto Electrónico SA	—	—	—	—	144,222	144,222
Matba Rofex SA	—	—	—	—	21,242	21,242

	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 year but within 10 years	Maturing after 10 years	Without due date	Total
C.O.E.L.S.A	—	—	—	—	19,511	19,511
Argentina Clearing SA	—	—	—	—	14,731	14,731
Sedesa	—	—	—	—	11,682	11,682
Provincanje SA	—	—	—	—	6,243	6,243
Inversora SA	—	—	—	—	5,389	5,389
Mercado a Término Rosario SA	—	—	—	—	4,308	4,308
Proin SA	—	—	—	—	1,960	1,960
Others	—	—	—	—	1,407	1,407
In Foreign Currency:
Banco Latinoamericano de Comercio Exterior SA	—	—	—	—	9,728	9,728
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales	—	—	—	—	1,899	1,899

TOTAL EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS	—	—	—	—	5,218,299	5,218,299

TOTAL	238,741,900	24,670,715	593,785	92,644	5,220,653	269,319,697

Loans and other financing portfolio

The following table analyzes our loans and other financing portfolio by type as of December 31, 2018, 2019 and 2020. Due to IFRS 9, as of December 31, 2018, 2019, and 2020, we calculate the allowances included in our financial statements under expected credit losses approach. For further information see note 3 to our audited consolidated financial statements.

	As of December 31,
	2018 (1)	2019 (1)	2020
	(in thousands of Pesos)
To the non-financial government sector	3,721,504	8,781,948	3,614,805
To the financial sector (2)	11,782,284	5,418,129	1,839,256
To the non-financial private sector and foreign residents
Overdrafts (3)	35,380,647	50,560,558	17,075,339
Documents (4)	50,718,074	26,770,518	26,175,074
Mortgages loans	26,454,319	17,343,262	13,483,225
Pledged loans (5)	8,995,455	5,454,693	3,258,583
Consumer loans (6)	179,799,276	133,060,762	130,968,712
Other loans	52,352,393	38,638,762	50,717,508
Accrued Interest, adjustments, foreign exchange and quoted price differences receivables	14,450,861	21,064,199	19,761,105
Other financing	1,733,507	1,516,781	1,799,552
Less: Unearned discounts	(2,060,576)	(976,070)	(1,343,842)
Less: Allowances	(8,102,857)	(6,901,953)	(9,928,122)

Total Loans and other financing	375,224,887	300,731,589	257,421,195

(1)	Figures adjusted for inflation as of December 31, 2020. See “Presentation of certain financial and other information.”
(2)	Includes loans to financial institutions, interfinancing (granted call) and other financing to Argentine financial institutions.
(3)	Includes overdraft lines of credit resulting from checking accounts.

(4)	Includes the face values of drafts, promissory notes and other bills transferred to us by endorsement for which the assignor is liable, whenever the latter is part of the non-financial private sector.
(5)	Includes the principal amounts actually lent of automobile and other collateral granted, for which the obligor is part of the non-financial private sector and productive investment loans.
(6)	Includes personal loans, credit card loans and other consumer loans. Overdrafts to individuals are included under “Overdrafts”.

Maturity composition of the loans and other financing portfolio

The following table analyzes our loans and other financing portfolio as of December 31, 2020 by type and by the time remaining to maturity. Loans are stated before deduction of the allowance for loan losses. We expect most loans to be repaid at maturity in cash or through refinancing at market terms.

	Maturing
	Amount as of December 31, 2020	Within 1 Year	After 1 Year but Within 5 Years	After 5 Years
	(in thousands of Pesos, except percentages)
To the non-financial government sector	3,611,609	1,796,038	1,815,571	—
To the financial sector (1)	1,839,256	1,236,222	603,034	—
To the non-financial private sector and foreign residents
Overdrafts (2)	17,341,905	17,341,905	—	—
Documents (3)	26,147,162	24,371,417	1,775,745	—
Mortgages loans	25,402,728	4,997,816	4,084,133	16,320,779
Pledged loans (4)	3,325,777	2,400,479	925,298	—
Consumer loans (5)	134,583,258	85,600,923	48,537,648	444,687
Other loans	53,264,758	47,734,391	4,986,347	544,020
Other financings	1,832,864	1,146,159	686,043	662
Total Loans and other financing	267,349,317	186,625,350	63,413,819	17,310,148
Percentage of total loans and other financing portfolio	100%	70%	24%	6%

(1)	Includes loans to financial institutions, interfinancing (granted call) and other financing to Argentine financial institutions.
(2)	Includes overdrafts lines of credit resulting from checking accounts.
(3)	Includes the face value of drafts, promissory notes and other bills transferred to us by endorsement for which the assignor is liable, whenever the latter is part of the non-financial private sector.
(4)	Includes the principal amount actually lent of automobile and other collateral granted, for which the obligor is part of the non-financial private sector and productive investment loans.
(5)	Includes personal loans, credit card loans and other consumer loans. Overdrafts to individuals are included under “Overdrafts”.

Interest rate sensitivity of outstanding loans and other financing

The following table presents the interest rate sensitivity of our outstanding loans and other financings with maturities over one year as of December 31, 2020:

As of December 31, 2020
Loans and other financing with maturities over one year:
Variable Rate
To the non-financial government sector	1,815,315
To the financial sector
To the non-financial private sector and foreign residents	21,816,303
Total	23,631,618
Fixed rate
To the non-financial government sector	256
To the financial sector	603,034

As of December 31, 2020
To the non-financial private sector and foreign residents	56,489,059
Total	57,092,349
Total Loans and other financing with maturities over one year	80,723,967
Loans and other financing with terms of less than 1 year:
To the non-financial government sector	1,796,038
To the financial sector	1,236,222
To the non-financial private sector and foreign residents	183,593,090
Total loans and other financing with terms of less than 1 year	186,625,350

Total Loans and other financing	267,349,317

Loans and other financing — portfolio classification

The following table presents our loan portfolio, before deduction of the allowance for loan losses, using the classification system of the Central Bank in effect at the end of each year. As of December 31, 2020, this classification is not used by us to calculate the allowances included in our financial statement. Due to IFRS 9 the allowances have to be determined under expected credit losses approach. For further information see note 3 to our audited consolidated financial statements as of December 31, 2020 and 2019.

	As of December 31,
Loans and other financing Portfolio	2018 (1)		2019 (1)		2020
	(in thousands of Pesos, except percentages)
Classification
1 - Normal situation/Performing	371,140,706	96.82%	298,425,968	97.00%	262,110,593	98.04%
2 - Subject to special monitoring – in observation – in negotiation or with rollover agreement/Low risk	4,788,900	1.25%	2,599,998	0.85%	3,084,688	1.15%
3 - Troubled/Medium risk	4,300,877	1.12%	2,019,629	0.66%	298,770	0.11%
4 - With high risk of insolvency/High risk	2,605,130	0.68%	3,967,530	1.29%	471,548	0.18%
5 - Irrecoverable	490,237	0.13%	620,060	0.20%	1,383,655	0.52%
6 - Irrecoverable according to Central Bank’s Rules	1,894	0.00%	357	0.00%	63	0.00%
Total Loans and other financing	383,327,744	100.00%	307,633,542	100.00%	267,349,317	100.00%

For the explanation of each category please see “Item 4.B—Business Overview—Argentine Banking Regulation—Liquidity and Solvency Requirements – Debt Classification and Loan Loss Provisions.”

(1)	Figures adjusted for inflation as of December 31, 2020. See “Presentation of certain financial and other information”-

Non-performing loans and other financings

The following table presents our non-performing loans and other financing portfolio determined in accordance with the Central Bank Rules, before deduction of the allowance for loans and other financing losses. As of December 31, 2018, 2019 and 2020 this classification is not used by us to calculate the allowances included in our financial statement. Due to IFRS 9 the allowances have to be determined under expected credit losses approach.

	As of December 31,
Non-performing Loans and other financings	2018 (1)	2019 (1)	2020
	(in thousands of Pesos)
With preferred guarantees	1,129,067	1,065,218	923,731
Unsecured	6,269,071	5,542,358	1,230,305
Total non-performing loans and other financings	7,398,138	6,607,576	2,154,036

(1)	Figures adjusted for inflation as of December 31, 2020. See “Presentation of certain financial and other information.”

For additional information of credit risk and credit quality please see note 51.1 to our audited consolidated financial statements as of December 31, 2019 and 2020.

Analysis of the allowance for loan losses and other financing

The allowances for the year 2018, 2019 and 2020 were calculated based on the expected credit loss (“ECL”) according to IFRS.

The table below sets forth the activity in the allowance for loan losses for the years ended December 31, 2018, 2019 and 2020:

	Commercial portfolio	Consumer portfolio	Total
	(in thousands of Pesos)
ECL of January 1, 2018	1,280,726	7,018,374	8,299,100
Assets originated or purchased	1,393,338	5,127,962	6,521,300
Assets derecognized or repaid	(370,507)	(2,561,357)	(2,931,864)
Amounts Written Off	(122,528)	(644,507)	(767,035)
Monetary effects	(604,173)	(2,414,471)	(3,018,644)
As of December 31, 2018	1,576,856	6,526,001	8,102,857

	Commercial portfolio	Consumer portfolio	Total
	(in thousands of Pesos)
ECL as of January 1, 2019	1,576,856	6,526,001	8,102,857
Assets originated or purchased	2,676,131	3,354,324	6,030,455
Assets derecognized or repaid	(1,127,543)	(1,991,548)	(3,119,091)
Amounts Written Off	(53,722)	(1,260,472)	(1,314,194)
Monetary effects	(875,360)	(1,922,714)	(2,798,074)
As of December 31, 2019	2,196,362	4,705,591	6,901,953

	Commercial portfolio	Consumer portfolio	Total
	(in thousands of Pesos)
ECL as of January 1, 2020	2,196,362	4,705,591	6,901,953
Assets originated or purchased	1,884,954	6,166,843	8,051,797
Assets derecognized or repaid	(1,175,031)	(540,367)	(1,715,398)
Amounts Written Off	(329,807)	(760,077)	(1,089,884)
Monetary effects	(513,686)	(1,706,660)	(2,220,346)
At December 31, 2020	2,062,792	7,865,330	9,928,122

Allocation of the allowances for loans and other financing losses

The following table allocates the allowance for loans and other financing losses by each category of loans and sets forth the percentage distribution of the total allowance for each of the fiscal years ended December 31, 2018, 2019 and 2020. The allowances for the year 2018, 2019 and 2020 were calculated based on the expected credit loss according to IFRS.

	As of December 31,
	2018 (1)		2019 (1)		2020
	(in thousands of Pesos, except percentages)
Overdrafts	557,321	6.88%	1,050,649	15.22%	677,491	6.82%
Documents	1,099,515	13.57%	500,036	7.24%	518,062	5.22%
Mortgage loans	519,971	6.42%	521,477	7.56%	693,552	6.99%
Pledged loans	439,895	5.43%	175,691	2.55%	131,784	1.33%
Consumer Loans	4,603,059	56.81%	3,581,776	51.90%	6,300,828	63.46%
Other loans	871,384	10.75%	1,054,428	15.28%	1,572,853	15.84%
Other financings	11,712	0.14%	17,896	0.26%	33,552	0.34%
TOTAL ALLOWANCES	8,102,857	100.00%	6,901,953	100.00%	9,928,122	100.00%

(1)	Figures adjusted for inflation as of December 31, 2020. See “Presentation of certain financial and other information.”

Loans and other financing by economic activities

The table below analyzes our loans and other financing portfolio according to the borrowers’ main economic activity as of December 31, 2018, 2019 and 2020.

	As of December 31,
	2018 (1)		2019 (1)		2020
	(in thousands of Pesos, except percentages)
	Loans and other financing Portfolio	% of Loans and other financing Portfolio	Loans and other financing Portfolio	% of Loans and other financing Portfolio	Loans and other financing Portfolio	% of Loans and other financing Portfolio
Retail Loans	175,075,367	45.65%	131,081,538	42.62%	122,287,957	45.73%
Agricultural livestock- Forestry – Fishing – Mining – Hunting	53,557,466	13.97%	45,127,709	14.67%	40,902,245	15.30%
Construction	8,077,143	2.11%	3,766,023	1.22%	4,907,053	1.84%
Other services	8,915,917	2.33%	7,880,691	2.56%	8,633,759	3.23%
Retail and consumer products	26,086,605	6.81%	20,066,624	6.52%	23,785,985	8.90%
Foodstuff and beverages	20,955,808	5.47%	29,609,323	9.62%	14,940,547	5.59%
Financial services	15,154,123	3.95%	10,671,997	3.47%	6,358,074	2.38%
Governmental services	8,240,241	2.15%	12,650,808	4.11%	8,213,611	3.07%
Real estate, business and leases	4,895,350	1.28%	5,073,366	1.65%	10,420,474	3.90%
Transportation, storage and communications	6,633,375	1.73%	11,698,001	3.80%	12,057,459	4.51%
Manufacturing and wholesales	18,612,236	4.86%	5,113,454	1.66%	3,500,618	1.31%
Chemicals	11,084,492	2.89%	12,141,614	3.95%	2,095,200	0.78%
Electricity, oil, water	5,560,172	1.45%	3,591,549	1.17%	1,340,790	0.50%
Hotels and restaurants	487,362	0.13%	342,234	0.11%	927,217	0.35%
Other	19,992,087	5.22%	8,818,611	2.87%	6,978,328	2.61%

Total Loans and other financings	383,327,744	100%	307,633,542	100%	267,349,317	100%

(1)	Figures adjusted for inflation as of December 31, 2020. See “Presentation of certain financial and other information.”

Deposits

The following table sets out the composition of each category of deposits that exceeded 10% of average total deposits in each of the years ended December 31, 2018, 2019 and 2020.

	Year Ended December 31,
	2018 (1)	2019 (1)	2020
	(in thousands of Pesos)
Deposits in Domestic Bank Offices
Non-interest bearing Demand Deposits (2)
Average
Pesos	72,113,270	64,515,508	84,660,649
Foreign currency	3,770,021	25,763,921	19,865,246

Total	75,883,291	90,279,429	104,525,895

Non-interest bearing Other Deposits
Average
Pesos	8,249,329	6,166,636	7,089,762
Foreign currency	2,496,411	2,336,491	2,211,323

	Year Ended December 31,
	2018 (1)	2019 (1)	2020
	(in thousands of Pesos)
Total	10,745,740	8,503,127	9,301,085

Savings Accounts
Average
Pesos	74,956,857	59,832,705	72,820,159
Foreign currency	57,865,978	38,696,256	25,559,334

Total	132,822,835	98,528,961	98,379,493

Average real rate
Pesos	(31.62%)	(33.44%)	(23.90%)
Foreign currency	36.40%	3.00%	3.21%

Total	(1.99%)	(19.13%)	(16.86%)

Time Deposits
Average
Pesos	187,969,770	178,142,237	187,372,235
Foreign currency	53,459,214	71,932,711	33,519,854

Total	241,428,984	250,074,948	220,892,089

Average real rate
Pesos	(12.60%)	(6.87%)	(5.69%)
Foreign currency	39.10%	6.15%	4.64%

Total	(1.15%)	(3.12%)	(4.12%)

Deposits in Foreign Bank Offices
Non-interest bearing Demand Deposits
Average
Pesos	—	—	—
Foreign currency	3,500,635	2,806,197	12,008,651

Total	3,500,635	2,806,197	12,008,651

(1)	Figures adjusted for inflation as of December 31, 2020. See “Presentation of certain financial and other information.”
(2)	Non-interest-bearing demand deposits consist of checking accounts.

Maturity of deposits at December 31, 2020

The following table sets forth information regarding the maturity of our deposits at December 31, 2020.

	Maturing
	Total	Within 3 Months (1)	After 3 but within 6 months	After 6 but within 12 months	After 12 months
		(in thousands of Pesos)
Checking accounts	97,663,907	97,663,907	—	—	—
Savings accounts	138,844,482	138,844,482	—	—	—
Time deposits	222,523,353	218,246,156	3,671,296	584,731	21,170
Investment accounts	23,129,041	19,869,546	1,435,135	1,824,360	—
Other	6,580,580	6,580,293	—	36	251
Total Deposits	488,741,363	481,204,384	5,106,431	2,409,127	21,421

(1)	Includes a total amount of Ps. 238,381,658 corresponding to deposits without due date.

Maturity of outstanding time deposits and investment accounts in amount of U.S.$100,000 or more at December 31, 2020

The following table sets forth information regarding the maturity of our time deposits and investment accounts in denominations of U.S.$.100,000 or more at December 31, 2020.

	Total	Within 3 Months	Maturing After 3 but Within 6 Months	After 6, but Within 12 Months	After 12 Months
	(in thousands of Pesos)
Domestic Bank Offices

Time deposits	95,630,000	93,973,557	1,465,101	191,342	—
Investment accounts	22,319,025	19,087,441	1,411,584	1,820,000	—
Total	117,949,025	113,060,998	2,876,685	2,011,342	—

Return on equity and assets

The following table presents certain selected financial information and ratios for the years indicated.

	Year Ended December 31,
	2018 (1)	2019 (1)	2020
	(in thousands of Pesos, except percentages)
Net income/(loss) from continuing operations	(1,499,719)	28,205,313	26,154,694
Average total assets	721,940,074	689,245,775	701,537,652
Average shareholders’ equity	145,873,310	131,879,530	146,585,823
Shareholders’ equity at the end of the fiscal year	127,560,957	144,392,831	151,545,811
Net income/(loss) from continuing operations as a percentage of:
Average total assets	(0.21%)	4.09%	3.73%
Average shareholders’ equity	(1.03%)	21.39%	17.84%
Declared nominal cash dividends (2)	6,393,978	12,788,268 (3)	—
Dividend payout ratio (4)	40.53%	31.34%	—
Average shareholders’ equity as a percentage of Average total assets	20.21%	19.13%	20.89%

(1)	Figures adjusted for inflation as of December 31, 2020. See “Presentation of certain financial and other information.”
(2)	Figures not restated.
(3)

In addition to the dividend approved by the shareholder´s meeting held on April 30, 2020, the shareholder’s meeting held on October 21, 2020 resolved to approve a complementary dividend for a total amount of Ps. 3,791.7 million subject to prior authorization of the Central Bank. Pursuant to Communication “A” 7181 of the Central Bank, dividend distributions by financial entities have been suspended at least until June 30, 2021.

(4)

Declared nominal cash dividends stated as percentage of net income calculated under Central Bank Rules. Net income calculated under Central Bank Rules as of December 31, 2018 of Ps. 15,776,892, as December 31, 2019 of Ps. 40,800,410 and as December 31, 2020 of Ps. 30,269,354.

Short-term borrowings

Our short-term borrowings totaled approximately Ps. 38,675.3 million, Ps. 32,799.9 million, and Ps. 52,511.1 for the years ended December 31, 2018, 2019 and 2020, respectively. The table below shows the breakdown of those amounts at the end of each year:

	2018 (1)		Year Ended December 31, 2019 (1)		2020
	Amount	Annualized Nominal Rate	Amount	Annualized Nominal Rate	Amount	Annualized Nominal Rate
	(in thousands of Pesos, except percentages)
Financing received from the Central Bank of Argentina and other financial entities:
Total amount outstanding at the end of the reported period	5,921,816	10.99%	2,804,179	5.80%	880,532	14.36%
Average during year (2)	4,314,289	9.70%	2,059,767	8.56%	934,591	9.35%
Maximum month-end balance (3)	7,243,823		5,334,660		1,651,053
Issued Corporate Bonds:
Total amount outstanding at the end of the reported period	640,333	47.87%	340,514	23.27%	2,549,205	35.87%
Average during year (2)	686,304	27.04%	250,119	23.36%	2,242,330	34.24%
Maximum month-end balance (3)	847,533		1,006,973		4,227,734
Subordinated Corporate Bonds:
Total amount outstanding at the end of the reported period	345,696	6.75%	481,479	6.75%	642,292	6.75%
Average during year (2)	473,680	6.75%	353,663	6.75%	879,427	6.75%
Maximum month-end balance (3)	916,624		1,069,523		1,612,208
Other Financial Liabilities:
Total amount outstanding at the end of the reported period	31,767,483	0.01%	29,173,776	0.02%	48,439,088	0.02%
Average during year (2)	24,115,955	0.02%	21,429,153	0.03%	37,095,915	0.02%
Maximum month-end balance (3)	31,774,751		29,674,007		65,944,974

Total short-term borrowings	38,675,328		32,799,948		52,511,117

(1)	Figures adjusted for inflation as of December 31, 2020. See “Presentation of certain financial and other information.”
(2)	Average balances are calculated from quarterly-end balances.
(3)	Maximums are calculated from quarterly-end balances.

Interest rate sensitivity

The following table shows the interest rate sensitivity of our interest-earning assets and interest-bearing liabilities based on contractual maturities all based on information adjusted for inflation as of December 31, 2020. Variations in interest rate sensitivity may also arise within the repricing periods presented.

	Remaining Maturity at December 31, 2020
	0-1 Year	1-5 Years	5-10 Years	Over 10 years	Without due date	Total
	(in thousands of Pesos)
Interest-earning assets:
Loans and other financing to non-financial Public Sector	1,799,115	1,815,499	—	—	—	3,614,614
Loans and other financing to non-financial Private Sector and Foreign Residents	175,832,326	59,282,238	2,690,440	14,176,977	—	251,981,981

	Remaining Maturity at December 31, 2020
	0-1 Year	1-5 Years	5-10 Years	Over 10 years	Without due date	Total
	(in thousands of Pesos)

Loans and other financing to other Financial Entities	1,145,313	679,287	—	—	—	1,824,600
Other Debt Securities	186,215,308	22,369,302	455,212	79,111	—	209,118,933

Total Interest-Earning Assets	364,992,062	84,146,326	3,145,652	14,256,088	—	466,540,128
Interest-bearing liabilities:
Non-financial Public Sector deposits	41,943,837	—	—	—	—	41,943,837
Non-financial Private Sector and Foreign Residents deposits	327,526,983	21,125	45	—	—	327,548,153
Financing received from the Central Bank of Argentina and other financial entities	880,532	38,571	—	—	—	919,103
Issued Corporate Bonds	2,549,205	2,377,696	—	—	—	4,926,901
Subordinated Corporate Bonds	642,292	—	33,658,000	—	—	34,300,292
Repo Transactions	618,572	—	—	—	—	618,572

Total Interest-Bearing Liabilities	374,161,421	2,437,392	33,658,045	—	—	410,256,858
Asset (Liability) Gap	(9,169,359)	81,708,934	(30,512,393)	14,256,088	—	56,283,270
Cumulative Asset/Liability Gap	(9,169,359)	72,539,575	42,027,182	56,283,270	56,283,270
Cumulative sensitivity gap as a percentage of total interest-earning assets	(1.97%)	15.55%	9.01%	12.06%	12.06%
Interest-earning assets in Pesos
Loans and other financing to non-financial Public Sector	1,799,115	1,815,499	—	—	—	3,614,614
Loans and other financing to non-financial Private Sector and Foreign Residents	159,325,515	52,466,425	2,690,440	14,176,977	—	228,659,357
Loans and other financing to other Financial Entities	1,124,079	679,287	—	—	—	1,803,366
Other Debt Securities	180,773,954	22,279,512	96,054	79,111	—	203,228,631

Total Interest-Earning Assets in Pesos	343,022,663	77,240,723	2,786,494	14,256,088	—	437,305,968
Interest-bearing liabilities in Pesos
Non-financial Public Sector deposits	41,163,487	—	—	—	—	41,163,487
Non-financial Private Sector and Foreign Residents deposits	274,061,073	20,754	2	—	—	274,081,829
Financing received from the Central Bank of Argentina and other financial entities	410,918	38,571	—	—	—	449,489
Issued Corporate Bonds	2,549,205	2,377,696	—	—	—	4,926,901
Repo Transactions	618,572	—	—	—	—	618,572

Total Interest-Bearing Liabilities in Pesos	318,803,255	2,437,021	2	—	—	321,240,278
Asset (Liability) Gap	24,219,408	74,803,702	2,786,492	14,256,088	—	116,065,690
Cumulative Asset/Liability Gap	24,219,408	99,023,110	101,809,602	116,065,690	116,065,690
Cumulative sensitivity gap as a percentage of total interest-earning assets	5.54%	22.64%	23.28%	26.54%	26.54%
Interest-earning assets in foreign currency
Loans and other financing to non-financial Private Sector and Foreign Residents	16,506,811	6,815,813	—	—	—	23,322,624
Loans and other financing to other Financial Entities	21,234	—	—	—	—	21,234
Other Debt Securities	5,441,354	89,790	359,158	—	—	5,890,302
Repo Transactions	—	—	—	—	—	—
Total Interest-Earning Assets	21,969,399	6,905,603	359,158	—	—	29,234,160

	Remaining Maturity at December 31, 2020
	0-1 Year	1-5 Years	5-10 Years	Over 10 years	Without due date	Total
	(in thousands of Pesos)
Interest-bearing liabilities in foreign currency
Non-financial Public Sector deposits	780,350	—	—	—	—	780,350
Non-financial Private Sector and Foreign Residents deposits	53,465,910	371	43	—	—	53,466,324
Financing received from the Central Bank of Argentina and other financial entities	469,614	—	—	—	—	469,614
Subordinated Corporate Bonds	642,292	—	33,658,000	—	—	34,300,292
Total Interest-Bearing Liabilities	55,358,166	371	33,658,043	—	—	89,016,580
Asset (Liability) Gap	(33,388,767)	6,905,232	(33,298,885)	—	—	(59,782,420)
Cumulative Asset/Liability Gap	(33,388,767)	(26,483,535)	(59,782,420)	(59,782,420)	(59,782,420)
Cumulative sensitivity gap as a percentage of total interest-earning assets	(114.21%)	(90.59%)	(204.50%)	(204.50%)	(204.50%)

(1)	Includes instruments issued by the Central Bank.
(2)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning asset.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

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

A. Operating results

FINANCIAL PRESENTATION

Our accompanying consolidated financial statements as of December 31, 2020 and 2019 have been prepared in accordance with the IFRS as issued by the IASB.

Additionally, our consolidated financial statements as of December 31, 2020 and 2019 and the corresponding figures for previous fiscal years have been restated for the changes in the general purchasing power of the functional currency of the Bank as established by IAS 29. As a result, those consolidated financial statements are stated in terms of the measuring unit current at the end of the reporting period.

MACROECONOMIC ENVIRONMENT

Year 2018

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

Such adverse context of fear caused by foreign exchange instability and lack of access to the capital market compelled Argentina to turn to the IMF to restore confidence. As a result of the 2018 IMF Agreement, the country managed to replenish reserves subject to certain conditions. For more information about the 2018 IMF Agreement, please see “Risk Factors—Risks relating to Argentina— Argentina’s ability to obtain financing from international markets may be limited or costly, which may impair its ability to implement reforms and public policies and foster economic growth.”

This policy has translated into high interest nominal rates, ranging from 60% to 70%, aggravating recession and complicating funding for working capital and consumption.

Stabilization in the foreign exchange rate was accompanied towards the end of 2018 by an important drop in the inflation rate, which after peaking 6.5% per month in September started a downward path to 2.6% in December. With this mark included, inflation in 2018 was 47.64% with Argentina being positioned as a high-inflation country. Against this backdrop, the Argentine economy decreased 1.8% in 2018 after having grown by 2.9% in 2017. The deterioration in domestic conditions and an actual depreciation of more than 50% in the year led to a reduction in real salaries, consumption and investment, above all in construction and in imports of machinery and equipment.

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

Year 2019

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

In regard to Argentine foreign trade, China, India and Brazil represent opportunities for the Argentine economy. In 2019, the Chinese economy grew 6.0%, and a deceleration is expected in 2020, but it is expected to continue to generate high demand for raw materials and agro-industrial manufactures that Argentina produces. China is transitioning from being a net exporting country of low wages to an economy based on the internal consumption of goods and services, with higher income per capita due to the higher productivity resulting from a vigorous process of foreign and local private investment, the latter supported by local credit. Some of the new opportunities arising for Argentina are the export of pig meat to supply the Chinese market after an epidemic of swine fever, the sale of minerals and energy raw materials and the already traditional shipment of agricultural commodities and derivatives such as soybeans, wheat and corn, among others.

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

After the 2018 balance of payments crisis, the Argentine economy performed very poorly in 2019, as economic activity fell by about 2.6%. According to IMF, the Argentine economy would have contracted by 2.2% in 2019 and forecasted a 5.7% contraction of the Argentine GDP in 2020, lower than the region average (a contraction of 5.% if the South American GDP).

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

Year 2020

In December 2019, COVID-19 was reported in Wuhan, China, and the World Health Organization declared COVID-19 a pandemic on March 11, 2020. In 2020, global GDP fell by 3.5% according to IMF estimates, with a drop of 4.9% in developed markets and 2.4% in emerging markets. Regarding emerging markets, the decrease was not comparable to that of developed markets’ due to China’s fast recovery. China ended 2020 with a 2.3% increase of GDP, while the United States, the Eurozone, the United Kingdom, Japan, India and Latin America all suffered drops of GDP by 3.4%, 7.2%, 10%, 5.1%, 8% and 7.4%, respectively.

Virtually all countries had swift and strong responses to the COVID-19 pandemic, with important fiscal measures aimed at securing revenues for individuals and business that had to close or downsize. Therefore, fiscal deficits in many countries reached historic highs, as did debt-to-GDP ratios. Meanwhile, the central banks of the major countries lowered the benchmark interest rate to almost zero, enabling many countries and companies to obtain cheap financing. Moreover, many countries implemented highly expansionary monetary policies to provide additional liquidity to their economies.

The COVID-19 pandemic mostly affected the services sector, particularly everything related to tourism, leisure, events and culture, which came to a near-total standstill. Goods manufacturers suffered relatively less and, despite decreases, and the effects of the second wave of infections, manufacturing output in many countries is in expansionary territory in contrast to services which remain in negative.

The IMF forecasts for 2021 a global GDP recovery of 5.5% year-on-year, with a growth of 6.3% in emerging markets, and 4.3% among developed countries. The United States is expected to grow 5.1% and the Eurozone would lag behind with 4.2% and continue to lose share of the world GDP. Among the large emerging economies, India would lead the recovery with more than 11%, followed by China with 8.1%. Latin America would recover with an increase of 4.1%, which implies a decrease by 3.6% if taken 2020 and 2021 as a whole. The region as a whole is unlikely to recover in 2022 the level of activity reached in 2019, although Brazil, the region’s most important economy to Argentina, may do so as it is expected to grow 3.5% in 2021, after a 4.5% drop in 2020. Argentina, Mexico and Peru are facing a much more difficult outlook.

The United States’ economy fell 2.5% in 2020 relative to 2019, but showed greater volatility throughout the year, basically in line with the evolution of the COVID-19 pandemic. In the second quarter of 2020, the economic activity fell at an annualized rate of 31.4% before recovering by 33.4% in the third quarter and maintaining a much more moderate annualized growth rate of 4% in the last quarter of the 2020 year. Unemployment rose from 4% to 14% in the first month of the health crisis, and then stagnated below 7% for the rest of the year. Inflation ended at 1.4% and, although it accelerated in the last months of the year, it remains below the 2% annual rate set by the monetary authorities as a benchmark for managing monetary policy and eventually tapering the stimulus programs in place.

The United States’ elections may also have had an impact on the economy. However, the financial markets showed no significant signs of concern and expected a recovery of the economy. With Joe Biden’s victory and the control of Congress by the Democratic Party, it is expected that measures to address the pandemic will be intensified and aid programs will be renewed in a framework in which the United States will return to an attitude of greater openness and commitment to global concerns and, particularly, regarding the western hemisphere’s countries.

The first wave of the COVID-19 infections hit several European countries relatively hard, particularly Italy and Spain, which suffered from the collapse of health systems in some of the worst affected regions. Both the United Kingdom and most of the countries in Europe have introduced restrictive measures on the movement of their populations that have affected both their economies and that of the continent.

In the second quarter of 2020, the Eurozone fell 14.7% as from the same period a year earlier. Unemployment climbed from 7.2% in February 2020 to a peak of 8.7% in July. Inflation, which had ended 2019 at 1.3%, turned into deflation as the COVID-19 pandemic’s impact on the economy progressed. Since August 2020, prices for the last 12 months showed declines and inflation closed at negative 0.3% with core inflation still positive at 0.2% and food at 0.9%. In almost all major Europeans countries interest rates for sovereign debt are negative. Other debtors that were once considered risky, such as Portugal and Greece, are getting financing at rates close to 0%.

Brazil performed better than most countries in the region, with a fall of around 4.5%. Although the COVID-19 pandemic hit hard in many parts of the country, the restrictions were relatively less than in other countries in the region. With an interest rate of 2% (negative in real terms), Brazil started the recovery and is expected to continue strongly, leveraged by good commodity export prices. While down somewhat from the peak of 14.6%, unemployment in Brazil remains high at 14.1% as of November 2020.

The early shutdown of many parts of China in the early 2020 affected global value chains and generated input shortages in several sectors of the global productive apparatus. Nevertheless, the policies of the Chinese government, which were initially very restrictive, enabled a rapid return to a certain degree of normality. China closed 2020 growing at a year-on-year rate of 6.5%, in line with its pre-pandemic growth. Unemployment also returned to pre-pandemic levels while inflation fell to 5.4% year-on-year in January to 0.2% year-on-year in December (12 months period).

Stock markets around the world ended the year positive, despite the pandemic and the global recession. The Standard & Poor’s 500 index increased 16.3% driven by technology companies. The Nasdaq index increased 43.6%, the highest in a decade. Markets took a big tumble at the start of the COVID-19 pandemic, but by the end of the second quarter they had recovered their losses and optimism prevailed. This contrasts with negative values for European stock markets. The old continent has less technology components and a high preponderance of tourism, a sector very affected by the COVID-19 pandemic. The Stoxx 600 index drop by 3.8%. The United Kingdom index FTSE fell 14%, the French CAC 40 lost 7%, the Milan Stock Exchange index gave up 5.4% of its value in 2020, while the German DAX was the only positive performer with a 3.5% increase, but underperformed United States stocks.

Fixed income markets also had their share of volatility. The interest rate on the 10-year United States Treasury bond started at 1.8% to fall to 0.6% at the peak of the pandemic to close the year above 1%. This is still a negative yield in real terms, but it began to reflect expectations of some normalizations of the United States economy and, eventually higher inflation. The yield on the 30-year Treasury bond is close to 2% per annum, while debt with a maturity of less than 2 years has been stable at around 0.1% per annum. As mentioned above, most large European countries have negative bond yields. In a second group is Spain, with virtually zero returns while Italy pays around 0.6% per annum on its 10-year debt.

Commodities were also volatile during 2020, although they closed the year with improvements. The price of oil plummeted at the beginning of the pandemic to the point that WTI futures traded at negative values, but then recovered to end the year almost as it began, above U.S.$50 per barrel. OPEC countries agreed to cut production to stabilize prices. Gold had an auspicious start, with a peak in August at U.S.$ 2,000 per ounce, which it did not reached again. Among agricultural commodities, soybeans, Argentina’s main crop, averaged U.S.$ 349 per ton, but ended the year close to U.S.$ 500. Corn started the year at 385 cents per bushel and closed at 511 cents.

Among industrial commodities, copper started the year at U.S.$ 2.64 per pound and then fell to a low U.S.$2.10, to close the year at U.S.$3.60.

Part of the good performance of commodities is associated with the weakness of the U.S. Dollar, which went from 1.09 per euro to 1.21 at the end of last year. This also helped strengthen emerging currencies as commodity producers.

With the Economic Emergency Law passed at the end of 2019, the Argentine government sought to improve the fiscal situation by increasing taxes, de-indexing pension spending, restructuring public debt services and betting on the positive impact of the reactivation of the economy.

The economic plan put in place by the Economy Minister Martín Guzmán was basically focused on the short term, as it included emergency measures. Export taxes were increased, a 30% tax on purchases and consumption in foreign currency was imposed, and the rate of personal property tax was increased and income from fixed-term deposits and public debt securities in local currency was eliminated from the income tax base. Regarding expenditure, the main novelty was the suspension until December 31, 2020, the Pension Mobility Law, replacing it with a discretionary regime for increases controlled by the executive branch. By means of Resolution 3/2021, the executive branch established a new formula to calculate the necessary pension adjustments on a trimestral basis with effects from March 1, 2021.

In terms of public debt, the executive branch decided to restructure the maturities of treasury bills issued in U.S. Dollars to institutional investors until August, while continuing to pay the maturities of bills issued in Pesos, and taking advantage of the market conditions at that time, the Ministry of Economy successfully reopened the placement of the latter.

The Fernández government dedicated its first months to containing the social and economic situation, while seeking to gain time for the restructuring of the foreign debt. Days before the announcement of the lockdown, Economy Minister Guzmán and Production Minister Kulfas had presented an emergency economic package, which included special bonuses for retirees with minimum pensions and social assistance beneficiaries, an increase in unemployment insurance, a public infrastructure plan and a 30-day price freeze on basic goods, as well as a freeze on utility rates.

Nevertheless, the economic and social reality changed dramatically in the second half of March, with the appearance of the first cases of COVID-19 in the country. The crisis resulting from the COVID-19 pandemic and the restructuring of sovereign debt in foreign currency set the agenda for Argentina’s economic policy in 2020. On March 19, 2020, President Fernández announced a compulsory nationwide lockdown that would begin on March 20, and after successive extensions and reconsiderations would formally end only on November 9, 2020.

As most of the developed countries announced fiscal and monetary stimulus packages to cope with the inevitable recession, Argentina launched measures aimed primarily at assisting families. Around 8 million informal and self-employed workers received transfers of Ps.10,000 from ANSES, which implied a fiscal effort of Ps.80 billion. The first transfer was followed by two more as the year progressed. In addition, through the ANSES, a bonus was granted to retirees receiving the minimum wage and the beneficiaries of the universal child allowance and pregnancy allowance, at a total fiscal cost of Ps. 27.5 billion. On the other hand, it launched a program of loan guarantees to companies at an annual rate of 24% for a total of Ps.350 billion in order to help them pay up to 50% of salaries and other current expenses. In this way, the fiscal cost of the package reached 1.2% of GDP in the first month of the nationwide lockdown alone and ended up at around 4% of GDP with the renewals throughout the year.

The social isolation measures deepened the recession that the economic activity had already been experiencing, and led to the largest monthly and year-on-year drops in the INDEC records. For the first time since the beginning of the official records in 2004, the fifteen activity sectors included in the official indicator showed year-on-year declines. Manufacturing industry recorded falls of more than 30%, construction plummeted by more than 80% and wholesale and retail trade fell by more than 25% year-on-year. One of the most affected sectors was the health industry, which fell by more than 30% year-on-year as, with the exception of pandemic-related care, health centers were not very active. In hotels and restaurants, the most affected by the quarantine, the decrease was over 85%.

The Central Bank’s exchange rate policy continued to focus on avoiding big gaps in the U.S. Dollar by intervening the market with its freely available reserves. In this way, the official exchange rate raised at a constant daily rate of 0.09%, increasing almost 18% of its value in the first half of the year, while reserves fell more than U.S.$ 1.5 billion. In this context, the government decided to further tighten exchange controls in June, especially for imports. Importers would have to use their own U.S. Dollars to make payments in foreign currency, before accessing the FX Market, and such an access would be subject to approval by the Central Bank. In addition, access to the FX Market was limited to persons who had made foreign currency purchase transactions through debt instruments denominated in foreign currency (U.S. Dollar MEP and spot with liquidation) in the last 90 days, with a commitment to refrain from these transactions during the following 90 days after accessing the official market. On the other hand, the monetary entity relaxed exchange controls for SMEs and some key imports (medicines and fertilizers for the agricultural sector). In this way, the Central Bank was able to buy U.S.$ 672 million during June, although it returned to selling reserves in July after a modest easing of exchange controls.

Prior to the nationwide lockdown in February, the Central Bank extended the maturities of its main liquidity-absorbing instrument, LELIQs, from 7 to 28 days while pushing forward a progressive path of lower interest rates. The monetary policy rate fell from 55% at the end of 2019 to 36% in March, while the Badlar rate on private banks’ wholesale deposits fell from 40% to 29.3%. The financing of the fiscal deficit, increased by the pandemic aid package, led to a strong issuance of cash that conditioned the Central Bank’s monetary policy and, as a by-product of exchange controls, had an impact on the U.S. Dollar rate in the “blue” or parallel market. From April onwards, rates began to rise again, and in June the Central Bank raised the interest rate on time deposits to 30.02%, seeking to sustain the demand for Pesos and reduce the pressure on the exchange rate gap.

Amid efforts to contain the COVID-19 crisis, on May 22, 2020, Argentina defaulted for ninth time in its history its sovereign debt. Through negotiations that required the government to review and extend the swap proposal and the maturity of the offer several times, on August 4 an agreement was reached with holders of 93.5% of the total eligible debt (U.S.$65 billion issued under foreign law) which, by triggering collective action clauses, raised overall acceptance to 99%. Meanwhile, the EMBI country risk indicator, which had reached over 4,300 points in March, stood at around 2,800 points, amid growing expectations of an agreement. In parallel, the government carried out the restructuring of bonds issued under Argentinean law for a value of an equivalent of U.S.$ 41.7 billion with the same conditions offered to those issued under foreign law, achieving an acceptance of 99.4% of the eligible debt.

As a result, a financial relief of almost U.S.$35 billion was achieved over the next decade through the reduction of interest rates and the lengthening of maturities for both interest and principal services, especially for the next three years. The EMBI country risk indicator, meanwhile, fell slightly and stabilized at around 2,000 points.

Despite the successful debt restructuring, problems on the foreign exchange front continued to drain the Central Bank’s reserves. In response, it decided to intervene the market by selling bonds denominated in U.S. Dollar that would come from the restructuring and further tightening restrictions on access to the official FX Market. As a result such measures, companies with monthly maturities of financial debt in excess of U.S.$1 million could only cover 40% of these maturities in the official FX Market and had to negotiate new terms for the remaining debt with an average maturity of up to two years. In addition, a 35% withholding on account of income tax and personal property tax will be applied to those who buy the permitted quota of U.S.$200 per month in the FX Market for personal savings. From the US$ 200 monthly quota, credit card payments and tourist expenses would now have to be deducted, while foreigners would no longer be able to access the foreign currency bond market to settle them abroad, among other restrictive measures.

These measures were taken in a context in which the Central Bank had had to triple the liquidation of reserves in the market from U.S.$568 million in July to U.S.$ 1,618 million in September. Export taxes on soybeans were temporarily reduced to encourage exporters to settle in more foreign exchange, but the pressure on the Central Bank’s reserves remained significant. The gap between the official exchange rate and the quotation of the currency in the MEP and spot markets, which had been very volatile since the beginning of August 2020, raised to around 80%. As for equities, the S&P Merval measured in Pesos contracted by more than 20% in a month and a half and 30% measured in U.S. Dollars, among other factors because it was interpreted that the latest measures would decisively affect private companies’ access to the FX Market.

However, the financial markets stabilized with the announcement of the government’s intention to cover the fiscal gap in November and December without resorting to temporary financial advances from the Central Bank, and successfully rolling over debt maturities in the domestic market. To this end, the Treasury issued new debt tied to the evolution of the U.S. Dollar and inflation and, through two swaps of U.S.$750 million each, allowed foreign investors to exchange Peso-denominated instruments for U.S. Dollar-denominated bonds. In parallel, the Central Bank continued to intervene in the futures market and sold bonds in conjunction with ANSES to provide liquidity to the bond markets used to buy foreign exchange.

With tighter controls on imports and relative tranquility in the FX Market, the Central Bank was able to buy back foreign exchange denominated reserves in early November. Net intervention in the month remained negative (U.S.$ 327 million), although well below October, September or August, when the Central Bank sold more than US$1 billion per month. Likewise, gross international reserves growed up to U.S.$39 billion in mid-November, although U.S. Dollar deposits grew by U.S.$23 million after two months of decreases of over U.S.$ 1 billion.

In December, the raise of the U.S. Dollar and the strengthening of the main emerging markets’ currencies, especially the Brazilian Real, contributed to the calmness in the local FX Market. The demand for Pesos began to rely to the seasonal nature of the end of the year, while U.S. Dollars deposits rose not only because of the relatively calm exchange rate, but also because they are exempt from paying personal property tax on cash holdings at the end of the year. The banks received more than U.S.$ 1.5 billion during the month and closed the year at around U.S.$ 19 billion (private at U.S.$ 16 billion). The Central Bank managed to buy U.S.$ 605 million in the FX Market during December while reserves increased by U.S.$ 757 million to end the year at U.S.$ 39.41 billion, almost U.S.$ 5.4 billion less than at the beginning of 2020. The devaluation of the Peso continued to accelerate so as not to delay the official rate for the U.S. Dollar and the gap with the rest of the exchange markets remained contained. The official exchange rate closed the year at Ps.84.145, 40.5% higher than at the end of 2019, while the U.S. Dollar rates at the MEP, spot and informal markets closed at Ps.139.99 (+93% year-on-year), Ps.140.33 (+88% year-on-year) and Ps.166 (+115% year-on-year), respectively.

December closed with a cumulative inflation of 36.14%. Although it was 17.7 p.p. lower than in 2019, the comparison is not homogeneous since 2020 was a very special year due to the impact of the COVID-19 pandemic and the measures taken to mitigate its consequences. January and February started with a monthly inflation around 2%, which accelerated to 3.3% in March. The official exchange rate rose 3.6% during the third month of the year and this increase, together with significant rises in regulated and seasonal prices, contributed to the acceleration of inflation in March. However, since the launch of the nationwide lockdown, the monthly inflation figures have been slowing down until the easing of restrictions in the middle of the year and abundant liquidity brought the monthly figures down to 3% in the third quarter. The end-of-year consumption, the announced increase in pensions, the rise in oil prices and the transfer to retail prices of the high wholesale inflation, overheated the number for the last month of the year to close at 4% at the general level, 4.9% for core inflation and 4.35% for food.

For its part, economic activity recovered fast after stopping the decrease in April with a 16% drop in the second quarter compared to the first, indicators show a rebound of over 12% in the third quarter.

Regarding supply, the agriculture industry did not have a significant harvest. Tonnage of the six main crops fell by 9% and the agricultural production and forestry sector as a whole ended the 2020 year with a drop of about 7%. Industrial activity fell by 8%, a couple of percentage points less than the average. Meanwhile, the automotive industry production fell by 18.5%, with the particularity that in the month of April no units were produced during the nationwide lockdown.

Although the pandemic forced an almost total halt of production in April, from May and June onwards production started to recover in unusual circumstances as producers had to face cost overruns due to the transport of personnel, the absenteeism of employees considered at risk and the difficulties inherent to the pandemic situation.

The commercial sector also performed better than average, with a fall of around 6%. This is a result of fewer restrictions and/or the ability to solve the logistical problems caused by the sanitary measures by merchants of food, basic goods, and at certain point in the year, durable goods.

Construction had suffered a high volatile year. Although it fell by around 25% during 2020, in the first months it had fallen by 35%. In recent months there has been a significant recovery in the sector, primarily led by private investment. Lower construction costs in a market traditionally denominated in U.S. Dollars acted as a very effective incentive to boost private construction. Public works also raised in the last quarter of the year.

Regarding demand, investment plummeted by around 20% over the year, although it began to recover towards the end of the year due to private construction. For its part, consumption, which had fallen 2.2% in 2018 and 6.6% in 2019, fell by around 13.5% in 2020, deteriorating in almost all areas. In particular, retail sales closed the year with negative year-on-year records during all months according to data surveyed by the Argentine Chamber of Medium-sized Companies (CAME) and accumulated a drop of 21.3%. For its part, the automotive industry was severely punished and sales of new cars to the domestic market closed 2020 with an accumulated decrease of 16.1%, after plummeting 45.3% in 2019.

On fiscal matters, the government focused its efforts on providing economic assistance to the families and companies most affected by the COVID-19 pandemic, and the package of measures for this purpose amounted to almost 4 points of GDP between increased spending and tax exemptions. For the whole year, a primary deficit of Ps.1,749,957 million was recorded, an equivalent to 6.5% of GDP. Thus, the primary result showed a deterioration of 6.3 p.p. compared to the deficit recorded in 2019 (0.2% of GDP under the current methodology). This increase in the deficit occurred despite the fact that tax revenue grew by more than one point of GDP, from 23.4% to 24.7%, and the share of the national government’s revenue (after tax revenue distribution with the provinces) rose from 16% to 16.4% of GDP. Non-tax revenues fell from 2.4% of GDP to 1.6%.

Total revenues accumulated an increase of 23% year-on-year, well below average inflation for the year (42.7%). Tax revenues rose by 28.2%, led by personal property tax, which grew by more than 500%, following the increase in tax rates. In contrast, export taxes revenues fell by 3.6% in nominal terms, VAT revenues increased by only 21.7%, and Social Security resources by 25.2%.

Primary expenditure closed the year with a nominal increase of 63.5%, which implies a rise of 14.6% adjusted for inflation after four years of consecutive falls in real terms. It also increased 6 p.p. of GDP to 24.5%, although at this point the comparison is relative due to the pandemic situation and because the divisor of the account collapsed and would not be at an equilibrium value. It is clear that expenditure throughout the year has been strongly conditioned by the pandemic. Seasonally adjusted primary expenditure reached very high levels in the second quarter, before falling in the third quarter and returning to the first quarter levels on the fourth quarter of the year with the disappearance of the Emergency Family Income and the Emergency Assistance Program for Work and Production. Nevertheless, public expenditure in the last quarter of the year was much higher than in any of the quarters of the previous year.

Social Security expenditures grew by 67.1%, led by social spending programs which increased fivefold, while pensions and retirement averaged a 40% rise. Capital spending grew by 18.3%, while subsidies increased by 105.9%, well above inflation and as a counterpart to the tariff freeze in force throughout the year. Meanwhile, transfers to the provinces grew by more than 170% to compensate for the lower revenues resulting from the pandemic.

In 2020, the Treasury had to cover a fiscal deficit of 8.5 GDP points, equivalent to around Ps.2.3 trillion. The Treasury obtained net financing of Ps.386 billion, mainly as a result of the debt it managed to place during the second half of the year. More than 70% of maturities in Pesos were concentrated in the first half of the year. Meanwhile, the Central Bank’s monetary issuance to finance the Treasury rose to more than Ps.2 trillion between temporary advances and accounting profit transfers. In return, it sold foreign exchange at the FX Market for a total of Ps. 473 billion and absorbed funds from the financial system through the placement of short-term interest-bearing bonds and passive repos transactions that are renewed on a daily basis for an amount of Ps.1.6 trillion. The monetary base, grew by 30.3% compared to the end of 2019.

In this scenario, net public debt closed the year at levels close to 53% of GDP, up from a year earlier (43.6%). Gross public debt totaled U.S.$333 billion at the end of 2020. In other words, almost 90% of GDP compared with 72.6% in 2019. While this rise is largely explained by the decrease in the level of activity affecting the denominator, the stock also grew in nominal terms by about U.S.$ 13 billion, equivalent to more than 3% of GDP.

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

In order to adapt to the new economic and social reality, the Argentine government gradually shifted its monetary policy in the course of 2020, starting by reducing Central Bank’s assistance to the Treasury to a minimum and the placement of LELIQs, and then financing the fiscal deficit caused by the expenses originated in the pandemic with almost no limitations. The pressures on the MLC, the monetary imbalance and the insufficient demand for pesos to absorb the surplus liquidity led the Central Bank to intervene not only in the MLC by selling reserves but also to continue placing notes (such as LELIQs) in the financial system to avoid a monetary and exchange overflow.

The monetary base expanded in 2020 by Ps.574,879 million compared to the end of 2019. Assistance to the Treasury represented the main expansionary factor since transitory net advances were granted for Ps.407,720 million, and profits were distributed for Ps.1,606,982 million. As a contractionary factor, Ps.900,692 million were absorbed through LELIQs and Ps.710,187 million through passive repos, remunerated liabilities for which a total of Ps.721,559 billion were paid. The other strongly contractionary item was the sale of reserves to the private sector for Ps.312,175 million and to the public sector for Ps.161,011 million. As expected, the combination of a very expansive money supply in the context of an extraordinary situation and a sharp decrease in economic activity, resulted in significant but probable temporary increases in monetary aggregates relative to GDP. The monetary base went from 6.5% of GDP to 8.1% of GDP at the end of the year, as private M2 ranged from 8.4% to 11.8%.

The weakness of monetization is not a phenomenon unknown to Argentina and is explained by recurring macroeconomic crises that in the past undermined the confidence of residents in the local currency. For this reason, the Argentine financial system continues to be one of those with the lowest levels of financial intermediation in Latin America, a condition that has deepened in the last two years. Thus, bank credit to the private sector in pesos and US dollars represented only 12.1% of GDP in 2020, while the regional average for the last 10 years was around 40%.

During 2020, deposits (private and public sector) denominated in pesos increased 88.8% in year-on-year terms, while those denominated in US dollars fell 14.2%. In a context of clear abnormality caused by the pandemic, deposits in pesos rose from 13.5% to 17.2% of GDP. In turn, the dollar segment fell again after their strong decline in 2019, falling from US$ 22,138 billion at the end of 2019, to US$ 18,984 million.

In 2020, total private deposits (pesos plus dollars measured in pesos) grew 64.5% year-on-year due to the combination of an average increase of 85.7% in pesos and 13.9% in US dollars (measured in pesos, favored exclusively by the depreciation of the exchange rate). The performance of the private sector segment in pesos was led by savings banks (+106%) and current accounts (+84%), in a scenario in which the liquidity preference dominated the behavior of economic agents. Term deposits, meanwhile, grew by a nominal rate of 66%, which was practically aligned with nominal GDP.

Private deposits in foreign currency registered their largest falls in the months of September and October, after the latest tightening of exchange controls. The fall in September reached US$539 million and that of October reached US$869 million. Throughout the year, the decline was US$2,359 million (closed at US$15,956 million).

The weight of the public sector in deposits increased slightly in 2020. Deposits in pesos increased 102.9% while the total (pesos plus dollars measured in pesos) increased 93%. At the end of 2020, public and private sector deposits (pesos plus dollars) reached Ps.7.5 trillion, of which 18.8% corresponded to the public sector when in 2019 they reached 16% of the total.

As regards credit in 2020, loans measured in both currencies (private and public sector) increased 27.4% year-on-year, totaling Ps.3,235,464 million, which was well below inflation. Credit in pesos (private and public sector) increased 46.9% year-on-year, and GDP grew by one point to 8.7%, driven mainly by corporate loans granted to endure the economic crisis sharpened by the pandemic (ATP Program and loans to SMEs at subsidized rates). Concerning credit in Us dollars (mostly pre-financing of exports to the private sector), it fell by US$5.4 billion to US$5.3 billion in the year.

Private credit denominated in pesos grew 49.2%, while private loans in dollars expressed in pesos fell 30.6%. Within the private sector category in pesos, commercial loans grew 78.8%, in line with the discounted notes credit lines, which rose 121.5% after the implementation of government financial aid to companies in the context of the pandemic. In turn, consumer loans grew 38.3%, just a few points below average inflation for the year, led by credit card purchases (+59.6%). The fall in real wages, and the fact that many families had little or no income for many weeks, caused families to incur debt via these means of payment and credit, the expiration of which was postponed for three months by several government regulations, including without limitation, the ability to pay interest in installments and with a reduction in the interest rate. Meanwhile, real guarantee loans grew just 7.8%, mainly affected by the mortgage stop (-0.1%), while pledges began to gain momentum towards the end of the year, growing a total of 29.3%.

The interannual growth differential between deposits and loans of the financial system in pesos (85.7% vs. 46.9%), was reflected in an increase in liquidity ratios and in the growing role that remunerated liabilities of the Central Bank in the hands of banks began to play in the profitability and capitalization of the financial system. Indeed, ample liquidity, measured as availabilities in pesos, integration of liquidity requirements and Central Bank instruments, reached 61.09% of deposits at the end of 2020. In the year-on-year comparison, ample liquidity increased 1.7%

In this context, interest rates showed some volatility, which was in line with pressures on the exchange rate. In December 2019, the monetary policy rate (LELIQ for 7 days) had closed at 55%. In February, the Central Bank extended the term of the LELIQS to 28 days and the rate closed at 40%. A week before the mandatory stay-at-home order was announced, the Central Bank lowered the policy rate to 38%, where it would remain until mid-October.

In order to take pressure off the foreign exchange market and Central Bank reserves, at the beginning of October, the Central Bank increased the rate of overnight repos from 19% to 24%. At the same time, through Communication “A” 7122, the Central Bank established that financial institutions must reduce their net position in LELIQS by 20% compared to their average position in September. By causing banks to disarm these positions with a remuneration of 3.2% per month and offering them the alternative of a short pass that now paid 2% per month, the weighted cost of sterilization fell slightly from 2.8% to 2.7% monthly. On the other hand, by shortening terms from 28 days to 1 day, the Central Bank became more exposed to the daily renewal of interbank repos, facing a greater relative number of short maturities than before

A week later, the Monetary Authority decided to raise the passive repo rate by 3% to 27%, complementing the increase of five points from the previous week, and lowered the remuneration of the LELIQS from 38% to 37%. A week later, the minimum rates set for attracting term deposits in pesos increased by up to Ps.1 million from 33% to 34% per year, and decided to raise the overnight repo rate by 3% to a nominal 30% per year. In addition, the Central Bank announced that it would begin offering 7-day passive repos with an annual nominal rate of 33% and subsequently reduced the LELIQS rate for new tenders, from 37% to 36% annually. These rate signals were complemented by the announcement of a bill of tax relief for investments in pesos, which included assets in pesos indexed (with CER or UVA) and other assets in national currency that are used for productive investments.

A new round of rate increases at the end of October brought the repo rates to one and seven days to 31% and 34.5%, respectively. In mid-November, the last adjustment of the year was carried out, which increased the 28-day LELIQS rate by 2%, placing it again at 38% (its value at the beginning of October), and the rate of the passes to one and seven days at 32% and 36.5%.

The liquidity of the financial system according to the broad definition of the Central Bank reached 65% in 2020, 5% more than at the end of 2019. Net of LELIQS and public securities, the liquidity ratio reaches 39% of assets against 36% at the end of 2019. Part of this increase derives from the weakness of the demand for credit from the private sector that caused a decrease from 40 to 34% of assets including the assistance programs established by the government to address the impact of the mandatory shelter-in-place orders.

Starting in January 2020, financial entities reported all their accounts adjusted for inflation. The financial system as a whole earned 313.7 billion pesos in 2020, about 40% drop measured in constant currency. The ROE of the banking industry fell from 46.4% to 15.8%, while the ROA went from 5.4% to 2.3%. This decrease in the profitability of the sector is due to the combination of a lower financial margin that fell 17% in the first 11 months of the year in the context of increasing administrative expenses that went from representing 53% of the intermediation margin to more than 60%.

The morosity of the financial system reaches 4.1% of the total and 3.9% considering the private sector only. Among private banks the number is even lower, standing at 2.2%. Private banking has made allowances for more than 200% of its non-performing portfolio. The numbers are not comparable to previous years for two reasons. First, the morosity terms were softened by the Central Bank. Secondly, the compulsive credit card refinancings that occurred in April and September respectively kept potentially compromised borrowers from falling behind on payments. Likewise, the same situation occurred with borrowers of loans that are adjusted for UVA, which were not adjusted in 2020.

The financial system has a capitalization ratio of 21.4% (level 1 capital indicator), 75% in excess of the Basel standards requirements.

RESULTS OF OPERATIONS FOR YEARS 2020 - 2019

The following discussion of our results of operations is for the Bank as a whole and without reference to any operating segments.

We do not manage our Bank by segments or divisions or by customers, by products and services by regions, or by any other segmentation for purpose of accounting resources or assessing profitability.

Our loans and other financing portfolio to the private sector has grown by 17% in 2020 in nominal value, keeping up with the evolution of the financial system. In real terms, the private sector loan portfolio decreased by 14% compared to 2019.

During 2020, we maintained a leading position in terms of personal loans, with Ps. 70,258.8 million, which represent a 15.14% of market share. As to its credit card products, in 2020 we maintained a 6.9% of market share, increasing 11% year over year.

Considering what is explained in Note 51.1.4 to our audited consolidated financial statements as of December 31, 2020 and 2019, the coverage indicator as of December 31, 2020, reached a 327.67% ratio towards the end of the fiscal period, higher than the coverage ratio at the end of 2019. The levels of delinquency have stayed in historically low value, the non-performing ratio was 1.13% over total portfolio as of December 31, 2020. The irregular portfolio showed a fall compared to the previous year as a result of the facilities given by the Central Bank, in the midst of the COVID-19 pandemic, in terms of debtor classification giving a more flexible treatment for the recognition of regulatory impairment of bank customers and the deferral of payment of bank obligations of all debtors and the mandatory refinancing of overdue debts.

While these measures helped the pandemic to have a low impact on the delinquency of banks’ portfolios, the negative results of the deterioration in the financial capacity of debtors are undeniable, so that an increase in the impairment of assets subject to credit risk is to be expected. Since statistical models do not adequately capture the effects of the pandemic on Expected Credit Losses, we have decided to make a special adjustment prospectively based on an estimate of the impairment of certain financial assets that show higher levels of vulnerability or symptoms of difficulties in the payment of obligations. As a result of the above, a significant increase in the coverage ratio is observed.

It is worth noting that during 2020, we have invested part of the liquidity excess on government securities, explaining the increase in such portfolio.

Our total deposits increased by 86% in 2020 in nominal value and increased by 37% in real terms compared to 2019. Regarding the composition of deposits, there was a larger growth in time deposits and to a lesser extent in demand deposits.

The Bank continues to be one of the three private entities with the highest volume of deposits and a market share of 6.4% of the financial system as a whole.

As of December 31, 2020 the Bank’s liquidity reached Ps. 440,518 million, registering an increase of 84% in real term year over year and achieving a 90.1% of liquidity ratio.

YEAR ENDED DECEMBER 31, 2020 COMPARED TO YEAR ENDED DECEMBER 31, 2019

Net income

The following table sets forth certain components of our statement of income for the years ended December 31, 2019 and 2020:

INCOME STATEMENT	Year Ended December 31,		Change December 31,
	2019 (1)	2020	2020 - 2019
	(in thousands of Pesos, except for number of shares, net income per share and dividends per share)
Interest Income	206,343,721	157,080,212	(49,263,509)	(24%)
Interest Expense	(87,343,660)	(60,833,919)	26,509,741	(30%)
Net Interest Income	119,000,061	96,246,293	(22,753,768)	(19%)
Commissions income	26,467,679	24,742,767	(1,724,912)	(7%)
Commissions expense	(2,191,792)	(2,047,292)	144,500	(7%)
Net commissions income	24,275,887	22,695,475	(1,580,412)	(7%)
Subtotal (Net Interest Income + Net Commissions Income)	143,275,948	118,941,768	(24,334,180)	(17%)
Net gain from measurement of financial instruments at fair value through profit or loss	10,799,758	13,978,694	3,178,936	29%
Profit from sold or derecognized assets at amortized cost	37,325	1,292,836	1,255,511	3,364%
Differences in quoted prices of gold and foreign currency	4,761,247	4,229,690	(531,557)	(11%)
Other operating income	10,450,998	5,369,762	(5,081,236)	(49%)
Credit loss expense on financial assets	(5,917,873)	(7,861,600)	(1,943,727)	33%
Net operating income before expenses, depreciation and amortization	163,407,403	135,951,150	(27,456,253)	(17%)
Employee benefits	(28,865,342)	(26,598,602)	2,266,740	(8%)
Administrative expenses	(17,427,021)	(14,539,871)	2,887,150	(17%)
Depreciation and amortization of fixed assets	(4,092,898)	(4,402,387)	(309,489)	8%
Other operating expenses	(30,088,399)	(20,476,936)	9,611,463	(32%)
Operating Income after expenses, depreciation and amortization	82,933,743	69,933,354	(13,000,389)	(16%)
Income/(Loss) from associates and joint arrangements	1,223,124	(6,856)	(1,229,980)	(101%)

INCOME STATEMENT	Year Ended December 31,		Change December 31,
	2019 (1)	2020	2020—2019
	(in thousands of Pesos, except for number of shares, net income per share and dividends per share)
Loss on net monetary position	(38,333,403)	(30,724,854)	7,608,549	(20%)
Income before tax on continuing operations	45,823,464	39,201,644	(6,621,820)	(14%)
Income tax on continuing operations	(17,618,151)	(13,046,950)	4,571,201	(26%)
Net income/(loss) from continuing operations	28,205,313	26,154,694	(2,050,619)	(7%)
Net income/(loss) from continuing operations	28,205,313	26,154,694	(2,050,619)	(7%)
Net income/(loss) for the fiscal year attributable to controlling interest	28,205,071	26,154,332	(2,050,739)	(7%)
Net income for the fiscal year attributable to non-controlling interest	242	362	120	50%

(1)	Figures adjusted for inflation as of December 31. 2020. See “Presentation of certain financial and other information”

2020 and 2019

Our consolidated net income from continuing operations for fiscal year ended as of December 31, 2020 shows a decrease of Ps. 2,050.6 million as compared to fiscal year ended as of December 31, 2019. This decrease was primarily attributable to:

•	A decrease in net interest income of Ps. 22,753.8 million or 19%.

•	A decrease in other operating income of Ps. 5,081.2 million or 49%.

•	An increase in credit loss expense on financial assets of Ps. 1,943.7 million or 33%

•	A decrease in net commissions income of Ps. 1,580.4 million or 7%.

The aforementioned decrease in consolidated net income from continuing operations was partially offset by:

•	A decrease in other operating expenses of Ps. 9,611.5 million or 32%.

•	A decrease in loss on net monetary position of Ps. 7,608.5 million or 20%

•	A decrease in employee benefits and administrative expenses of Ps. 5,153.9 million or 11%.

•	A decrease in income tax of Ps. 4,571.2 million or 26%.

•	An increase in net gain from measurement of financial instruments at fair value through profit or loss of Ps.3,178.9 million or 29%

Interest income

The components of our interest income for the years ended December 31, 2020 and 2019 were as follows:

INTEREST INCOME	Year Ended December 31,
	2019 (1)	2020
	(in thousands of Pesos)
Interest on Cash and bank deposits	354,796	128,169
Interest from government securities	88,034,176	62,717,894
Interest from debt securities	1,942,811	1,607,980
Interest on loans and other financing
To the financial sector	2,821,732	1,012,071
To the non-financial public sector	1,840,235	2,953,253
To the non-financial private sector
Interest on overdrafts	21,176,144	10,812,954
Interest on documents	7,594,077	4,758,585
Interest on mortgages loans	11,031,618	8,074,017
Interest on pledged loans	855,499	476,023
Interest on personal loans	40,829,605	32,690,320
Interest on credit cards	17,978,756	11,510,688
Interest on financial leases	247,431	57,036
Interest on other	7,164,630	13,213,833
Interest on Repos
From the Central Bank	552,927	6,971,713
Other financial institutions	3,919,284	95,676
Total Interest income	206,343,721	157,080,212

(1)	Figures adjusted for inflation as of December 31, 2020. See “Presentation of certain financial and other information”.

2020 and 2019

Our interest income decreased 24% or Ps. 49,263.5 million as compared to fiscal year ended December 31, 2019, due to lower interest from government securities, and debt securities and lower interest on loans. This decrease was partially offset by higher interest on repos.

Interest from government securities and debt securities decreased 29% or Ps. 25,651.1 million. Interest derived from government securities decreased by 29%, or Ps. 25,316.3 million, given the lower interest rate on LELIQs of the Central Bank. The average placements in instruments issued by the Central Bank increased approximately 22% in 2020. The nominal interest rates of these instruments decreased on average 25.7 percentage points in such year, from 65.4% in 2019 to 39.7% in 2020. The increase in volume did not offset the decline in interest rate.

Interest on repos increased 58% or Ps. 2,595.1 million as compared to fiscal year ended December 31, 2019, due to an increase of 329% in average volume and a 39.3 percentage points in nominal average interest rate.

Interest on loans and other financing decreased 23% or Ps. 25,980.9 million, however interest on other loans grew mostly by loans to SMEs at a 24%/35% interest rate, as part of the relief package given the Covid-19 pandemic.

The total decrease in interest on loans and other financing was a result of a decrease in average volume by 16% and a decrease in the nominal average interest rate by 3.2 percentages points.

Interest expenses

The components of our interest expenses for the years ended December 31, 2019 and 2020 were as follows:

INTEREST EXPENSE	Year Ended December 31,
	2019 (1)	2020
	(in thousands of Pesos)
From deposits
Interest on checking accounts	537,004	1,975,888
Interest on saving accounts	896,495	654,139
Interest on time deposits and investments accounts	79,268,075	53,900,325
Interest on financing received from Central Bank of Argentina and other financial institutions	359,809	100,834
For repo transactions
Other financial institutions	458,103	195,747
Interest on corporate bonds	3,250,457	1,547,872
Interest on subordinated corporate bonds	2,319,007	2,397,775
Interest on other financial liabilities	254,710	61,339
Total interest expense	87,343,660	60,833,919

(1)	Figures adjusted for inflation as of December 31, 2020. See “Presentation of certain financial and other information”.

2020 and 2019

Interest expense decreased 30% or Ps. 26,509.7 million as compared to 2019, due to lower interest paid on time deposits portfolio.

Interest on deposits represented 93% of total interest expense and decreased by 30% or Ps. 24,171.2 million, as compared to fiscal year ended December 31, 2019. The decrease in interest on deposits was mainly due to a decrease in nominal interest rates during fiscal year 2020, from 22.3% on average in fiscal year ended December 31, 2019 to 16.7% on average in fiscal year ended

December 31, 2020 for private sector deposits (approximately a decrease of 5.6 percentage points). Additionally, during 2020 the average volume of interest-bearing deposits from private sector decreased 14%, the peso deposits increased 3% and foreign currency deposits decreased 47%.

Net gain from measurement of financial instruments at fair value through profit or loss

2020 and 2019

Net gain from measurement of financial instruments at fair value increased by 29% or Ps. 3,178.9 million compared to 2019, primarily due to a gain from government securities of Ps.7,506.5 million due to:

(i)	Federal government treasury bonds adjusted by CER (maturity 2021) by Ps. 4,374 million and National treasury bills at discount in pesos by Ps. 1.112 million

(ii)

changes in business model related to certain investments by Ps.1,397 million. For more information see note 3.2 “Financial Instruments” to our audited consolidated financial statements as of December 31, 2020 and 2019.

In addition, in comparison with the previous year a lower gain from derivative instruments (forwards transactions in dollars) of Ps. 1,975.6 million and a lower gain from equity instruments at fair value through profit or loss of Ps. 2,006.9 million (gain from the revaluation of Prisma of Ps. 1,105 million, offset by its inflation adjustment of Ps.3,094 million).

Net Commissions income

The following table provides a breakdown of our commissions income by category for the years ended December 31, 2019 and 2020:

NET COMMISSIONS INCOME	Year Ended December 31,
	2019 (1)	2020
	(in thousands of pesos)
AFIP & Collection services	189,127	93,091
Fees charged on deposit accounts	10,519,782	9,228,198
Mutual funds & securities fees	371,863	544,485
ATM transactions fees	1,485,576	2,140,987
ANSES fees	59,922	52,971
Insurance fees	1,591,978	1,601,339
Corporate services fees	2,904,362	2,422,431
Financial agent fees (Provinces)	1,376,840	1,258,094
Debit card fees	1,347,977	1,479,260
Credit card fees	5,577,583	5,195,805
Credit related fees	1,042,669	726,106
Total commissions income	26,467,679	24,742,767
Total commissions expense	(2,191,792)	(2,047,292)
Net commissions income	24,275,887	22,695,475

(1)	Figures adjusted for inflation as of December 31, 2020. See “Presentation of certain financial and other information”.

2020 and 2019

Net commission income decreased by 7%, or Ps. 1,580.4 million in 2020, mainly due to a decrease in total commissions income.

Total commissions income decreased by 7% or Ps. 1,724.9 million in 2020 compared to fiscal year ended December 31, 2019, primarily due to a 12% or Ps. 1,291.6 million decrease in fees charged on deposit accounts and a 17% or Ps. 481.9 million decrease in corporate service fees.

Total commissions expense decreased by 7% or Ps. 144.5 million compared to fiscal year ended December 31, 2019, due to a 44% or Ps. 209 million decrease in commissions for credit card and foreign trade.

Differences in quoted prices in gold and foreign currency

2020 and 2019

In fiscal year ended December 31, 2020, the differences in quoted prices of gold and foreign currency totaled Ps. 4,229.7 million representing a 11% or Ps. 531.6 million decrease compared to 2019, originated as the combination of different factors: i) higher results of translation of FX assets and liabilities to Pesos, due to the increase in the exchange rate, from an annual average of Ps. 48.2423 during fiscal year 2019 to an annual average Ps. 70.5941 in fiscal year 2020, and ii) 81% or Ps. 4,003.2 million decrease in result for foreign currency trading.

DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY	Year ended December 31,
	2019 (1)	2020
	(in thousands of Pesos)
Translation of FX assets and liabilities to Pesos	(193,842)	3,277,757
Income from foreign currency exchange	4,955,089	951,933
Other Operating Income	4,761,247	4,229,690

(1)	Figures adjusted for inflation as of December 31, 2020. See “Presentation of certain financial and other information”.

Credit loss expense on financial assets

2020 and 2019

Credit loss expense on financial assets increased 33% or Ps.1,943.7 million in 2020, basically due to the management adjustment made by the Bank based on an estimate of the impairment of certain financial assets showing greater vulnerability levels or signs of difficulties related to the payment of obligations in order to reflect factors not captured in the results produced by the ECL model to address the expected consequences of the COVID-19 pandemic. For further information please see note 51.1.4 “Adjustment for expected losses due to COVID-19 pandemic” to our audited consolidated financial statements as of December 31, 2020 and 2019.

Other operating income

The components of our other operating income for the years ended December 31, 2019 and 2020 were as follows:

OTHER OPERATING INCOME	Year ended December 31,
	2019 (1)	2020
	(in thousands of Pesos)
Credit and debit cards	300,083	122,917
Lease of safe deposit boxes	583,975	779,549
Other service-related fees	1,688,761	1,869,941
Other adjustments and interest from other receivables	1,071,546	898,606
Initial recognition of loans	163,172	—
Sale of property, plant and equipment	—	7,767
Others	6,643,461	1,690,982
Other Operating Income	10,450,998	5,369,762

(1)	Figures adjusted for inflation as of December 31, 2020. See “Presentation of certain financial and other information”.

2020 and 2019

Other operating income contracted by 49% or Ps. 5,081.2 million, mainly due to 75% or Ps. 4,952.5 million decreased in Others related to the results of sale of the 51% equity interest in PRISMA Medios de Pagos S.A. of Ps. 2,300 million registered in the fiscal year ended 2019 and a decrease in its inflation adjustment Ps. 2,190 million.

Employee benefits and administrative expenses

The components of our employee benefits and administrative expenses for the years ended December 31, 2019 and 2020 were as follows:

EMPLOYEE BENEFITS AND ADMINISTRATIVE EXPENSES	Year ended December 31,
	2019 (1)	2020
	(in thousands of Pesos)
Employee benefits	28,865,342	26,598,602
Remunerations	19,957,891	19,677,575
Social Security Contributions taxes	5,858,301	4,412,779
Compensation and bonuses to employees	2,381,904	1,950,014
Employee services	667,246	558,234
Administrative Expenses	17,427,021	14,539,871
Taxes	2,063,455	1,854,458
Maintenance, conservation, and repair expenses	2,335,918	2,270,241
Fees to directors and syndics	2,820,293	1,623,253
Security services	1,612,060	1,414,620
Electricity and communications	1,614,474	1,529,052
Other fees	1,377,867	888,329
Leases	306,688	90,887
Advertising and publicity	643,902	431,890
Representation, travel, and transportation expenses	269,521	128,300
Stationery and office supplies	139,146	91,311
Insurance	165,379	170,619
Hired administrative services	116,549	94,585
Other	3,961,769	3,952,326
Total Employee benefits and Administrative Expenses	46,292,363	41,138,473

(1)	Figures adjusted for inflation as of December 31. 2020. See “Presentation of certain financial and other information”.

2020 and 2019

Employee benefits and administrative expenses decreased by 11%, or Ps. 5,153.9 million, in 2020.

Employee benefits declined 8% o Ps. 2,266.7 million, mainly due to a 25% or Ps. 1,445.2 million decrease in social security contribution (in the fiscal year ended in December 2019 the Bank charged a higher rate of social security contribution of Ps. 1,500 million) and a 18% or Ps. 431.9 million decrease in Compensation and bonuses.

Within administrative expenses fees to directors and syndic decreased by 42% or Ps. 1,197 million as compared to fiscal year 2019 and Other fees fell 36% or Ps.489.5 million.

Other operating expenses

The components of our other operating expenses for the years ended December 31, 2019 and 2020 were as follows:

OTHER OPERATING EXPENSES	Year ended December 31,
	2019 (1)	2020
	(in thousands of Pesos)
Turnover tax	13,929,404	11,255,405
Charges for other provisions	1,949,146	1,129,606
Deposit guarantee fund contributions	784,007	739,624
Donations	380,577	168,550
Insurance claims	81,133	63,090
Initial loan recognition	—	47,957
Punitive interests and other Central Bank’s penalties	580	170
Other	12,963,552	7,072,534
Other Operating Expenses	30,088,399	20,476,936

(1)	Figures adjusted for inflation as of December 31. 2020. See “Presentation of certain financial and other information”.

2020 and 2019

Other operating expenses decreased 32% or Ps. 9,611.5 million, mainly due to a decrease in Others which reduced 45% or Ps. 5,891 million and a decrease in turnover tax by 19% or Ps. 2,674 million. The decrease in Others is related to these concepts: i) Losses in the amount of Ps. 3,902 million due to reprofiling of short term debt (Lecaps, Lelink, Letes, Lecer Notes) occurred in fiscal year ended 2019 (for further information please see note 20 “Modifications of Financial Assets” to our audited consolidated financial statements as of December 31, 2020 and 2019) and ii) Losses in the approximate amount of Ps. 1,670 million related to Charges on social security contributions registered in fiscal year ended 2019.

Loss on net monetary position

2020 and 2019

The loss generated by the net monetary position in fiscal year 2020 was 20% or Ps. 7,608.5 million lower than that recorded in 2019, moving from Ps. 38,333.4 million loss in 2019 to Ps. 30,724.9 million loss in 2020, as a consequence of the movements of the net monetary position during the year (monetary liabilities rose more than monetary assets) and lower inflation rate in comparison with the previous year (from 53.83% in fiscal year 2019 to 36.14% in fiscal year 2020).

Income tax

2020 and 2019

Income tax decreased 26% or Ps. 4,571.2 million in fiscal year 2020 and the effective income tax rate was 38.4% for 2019 and 33.3% for 2020.

As of December 31, 2020 and 2019, all the conditions established by the income tax Law to practice the inflation adjustment are met.

This table shows the reconciliation between income tax and the amounts obtained by applying the current tax rate in Argentina to the income carrying amount:

	2019	2020
	(in thousands of Pesos)
Accounting Income before tax on continuing operations	45,823,464	39,201,644
Applicable income tax rate	30%	30%

Income tax on income carrying amount	13,747,039	11,760,493

Net permanent differences and other tax effects	(9,069,732)	(8,117,904)
Monetary effects	12,940,844	9,404,361

Total income tax	17,618,151	13,046,950

For further information please see note 28 “Income Tax” in our audited consolidated financial statements as of December 31, 2020 and 2019.

As decided by the Board of Directors in the meeting dated May 11, 2020, considering certain case-law on the subject assessed by its legal and tax advisors, on May 26, 2020 the bank filed with the AFIP its annual income tax return considering the total effect of the inflation adjustment on income tax (see Note 28 “Income tax” section a) d) to our audited consolidated financial statements as of December 31, 2020 and 2019). As a result, the current income tax determined by the Bank for fiscal year 2019 amounted to Ps.7,002.1 million (not restated).

The same criterion has been applied to determine the annual provision for 2020, which generated an accrued income tax for Banco Macro SA for such fiscal year that amounted to Ps. 10,230.5 million (not restated).

RESULTS OF OPERATIONS FOR YEARS 2019 - 2018

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

During 2019, we maintained a leading position in terms of personal loans, which represent a 14% of market share. As to its credit card products, in 2019 we maintained a 7% of market share, increasing 43% in nominal value year over year.

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

As of December 31, 2019 the Bank’s liquidity reached Ps 239,003 million, registering an increase of 13% in nominal year over year and achieving a 66.8% of liquidity ratio.

The discussion about the year ended December 31, 2018 compared to the year ended December 31, 2017 has been omitted from this annual report. Such discussion has been included in the annual report on Form 20-F for the year ended December 31, 2018 filed by the Bank with the Securities and Exchange Commission on May 10, 2019.

YEAR ENDED DECEMBER 31, 2019 COMPARED TO YEAR ENDED DECEMBER 31, 2018

Net income

The following table sets forth certain components of our statement of income for the years ended December 31, 2018 and 2019:

INCOME STATEMENT	Year Ended December 31,		Change December 31,
	2018 (1)	2019 (1)	2019 – 2018 (2)
	(in thousands of Pesos, except for number of shares, net income per share and dividends per share)
Interest Income	163,660,400	206,343,721	42,683,321	26%
Interest Expense	(63,205,058)	(87,343,660)	(24,138,602)	38%
Net Interest Income	100,455,342	119,000,061	18,544,719	18%
Commissions income	29,951,869	26,467,679	(3,484,190)	(12%)
Commissions expense	(1,947,749)	(2,191,792)	(244,043)	13%
Net Commissions income	28,004,120	24,275,887	(3,728,233)	(13%)
Subtotal (Net Interest Income + Net Commissions Income)	128,459,462	143,275,948	14,816,486	12%
Net gain from measurement of financial instruments at fair value	2,641,829	10,799,758	8,157,929	309%
(Loss) / Profit from sold or derecognized assets at amortized cost	(12,837)	37,325	50,162	391%
Differences in quoted prices of gold and foreign currency	(3,665,529)	4,761,247	8,426,776	230%
Other operating income	7,378,344	10,450,998	3,072,654	42%
Credit loss expense on financial assets	(6,073,426)	(5,917,873)	155,553	(3%)
Net operating income before expenses, depreciation and amortization	128,727,843	163,407,403	34,679,560	27%
Employee benefits	(26,129,057)	(28,865,342)	(2,736,285)	10%
Administrative expenses	(17,326,119)	(17,427,021)	(100,902)	1%
Depreciation and amortization of fixed assets	(3,085,766)	(4,092,898)	(1,007,132)	33%
Other operating expenses	(25,885,979)	(30,088,399)	(4,202,420)	16%
Net operating income after expenses, depreciation and amortization	56,300,922	82,933,743	26,632,821	47%
Income from associates & joint ventures	557,706	1,223,124	665,418	119%
Loss on net monetary position	(38,523,196)	(38,333,403)	189,793	0%
Income before tax on continuing operations	18,335,432	45,823,464	27,488,032	150%

INCOME STATEMENT	Year Ended December 31,		Change December 31,
	2018 (1)	2019 (1)	2019 – 2018 (2)
	(in thousands of Pesos, except for number of shares, net income per share and dividends per share)
Income tax on continuing operations	(19,835,151)	(17,618,151)	2,217,000	(11%)
Net (loss)/income from continuing operations	(1,499,719)	28,205,313	29,705,032	(1,981%)
Net (loss)/income of the fiscal year	(1,499,719)	28,205,313	29,705,032	n.m.
Net (loss)/income of the fiscal year attributable to controlling interest	(1,500,074)	28,205,071	29,705,145	n.m.
Net (loss)/income of the fiscal year attributable to non-controlling interest	355	242	(113)	(32%)

(1)	Figures stated in thousands of pesos adjusted for inflation as of December 31. 2020. See “Presentation of certain financial and other information”
(2)	n.m. means not meaningful

2019 and 2018

Our consolidated net income from continuing operations for fiscal year ended as of December 31, 2019 shows an increase of Ps. 29,705.0 million as compared to fiscal year ended as of December 31, 2018. This increase was primarily attributable to a:

•	An increase in net interest income of Ps. 18,544.7 million or 18%.

•	An increase in net income from measurement of financial instruments at fair value of Ps. 8,157.9 million or 309%.

•	An increase in differences in quoted prices of gold and foreign currency of Ps. 8,426.8 million, from a loss of Ps. 3,665.5 million in 2018 to a gain of Ps. 4,761.2 million in 2019.

•	An increase in other operating income of Ps. 3,072.7 million or 42%.

The aforementioned profits increase in consolidated net income from continuing operations was partially offset by:

•	A decrease in net commissions income of Ps. 3,728.2 million or 13%.

•	An increase in total operating expenses of Ps. 8,046.7 million or 11%.

Interest income

The components of our interest income for the years ended December 31, 2019 and 2018 were as follows:

INTEREST INCOME	Year Ended December 31,
	2018 (1)	2019 (1)
	(in thousands of Pesos)
Interest on Cash and bank deposits	58,114	354,796
Interest from government securities	42,558,325	88,034,176
Interest from debt securities	473,775	1,942,811
Interest on loans and other financing
To the financial sector	2,991,408	2,821,732
To the non-financial sector	2,285,366	1,840,235
To the non-financial private sector
Interest on overdrafts	13,705,709	21,176,144
Interest on documents	8,394,619	7,594,077
Interest on mortgages loans	10,454,451	11,031,618
Interest on pledged loans	1,503,884	855,499
Interest on personal loans	52,942,020	40,829,605
Interest on credit cards	17,776,669	17,978,756
Interest on financial leases	413,127	247,431
Interest on other	9,160,791	7,164,630
Interest on Repos
From the Central Bank	67,162	552,927
Other financial institutions	874,980	3,919,284
Total Interest income	163,660,400	206,343,721

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2020. See “Presentation of certain financial and other information”.

2019 and 2018

Our interest income increased 26% or Ps. 42,683.3 million as compared to fiscal year ended December 31, 2018, mainly due to higher interest from government securities, from debt securities, interest on repos and interest on overdrafts.

Interest from government securities and debt securities increased 109% or Ps. 46,944.9 million. Interest derived from government securities increased by 107%, or Ps. 45,475.9 million, given the Central Bank’s policy and incentives for banks to invest in LELIQs. The average placements in instruments issued by the Central Bank increased approximately 32% in 2019. The nominal interest rates of these instruments increased on average more than 28.9 percentage points in such year.

Interest on repos increased 375% or Ps. 3,530.1 million as compared to fiscal year ended December 31, 2018, due to an increase of 267% in average volume and a 17.7 percentage points in nominal average interest rate.

Interest on loans and other financing decreased 7%, or Ps. 8,088.3 million, mainly as a result of a 23% or Ps. 12,112.4 million decrease in interest on personal loans, and a 22% or Ps. 1,996.2 million decrease in interest on other loans. This decrease was partially offset by a 55% or Ps. 7,470,435 million increase in interest on overdraft.

The total decrease in interest on loans and other financing was a result of a decrease in average volume partially offset by an increase in average rates for total portfolio. Moreover, private sector loans as a whole decreased in average volume by 22.6% while the nominal average interest rate increased 11.2 percentages points.

Interest expenses

The components of our interest expenses for the years ended December 31, 2018 and 2019 were as follows:

INTEREST EXPENSE	Year Ended December 31,
	2018 (1)	2019
	(in thousands of Pesos)
From deposits
Interest on checking accounts	1,395,176	537,004
Interest on saving accounts	863,077	896,495
Interest on time deposits and investments accounts	54,175,946	79,268,075
Interest on financing received from Central Bank of Argentina and other financial institutions	312,120	359,809
For repo transactions
Other financial institutions	457,876	458,103
Interest on corporate bonds	3,795,894	3,250,457
Interest on subordinated corporate bonds	2,083,761	2,319,007
Interest on other financial liabilities	121,208	254,710
Total interest expense	63,205,058	87,343,660

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2020. See “Presentation of certain financial and other information”.

2019 and 2018

Interest expense increased 38% or Ps. 24,138.6 million as compared to 2018, mainly due to interest paid on time deposits portfolio.

Interest on deposits represented 92% of total interest expense and increased by 43% or Ps. 24,267.4 million, as compared to fiscal year ended December 31, 2018. The increase in interest on deposits was mainly due to an increase in nominal interest rates during fiscal year 2019, from 12.5% on average in fiscal year ended December 31, 2018 to 22.3% on average in fiscal year ended December 31, 2019 for private sector deposits (approximately an increase of 10 percentage points). Additionally, during 2019 average volume of interest bearing deposits decreased 7%, the peso deposits decreased 13% and foreign currency deposits increased 9%.

Net gain from measurement of financial instruments at fair value

2019 and 2018

Net gain from measurement of financial instruments at fair value increased 309% or Ps. 8,157.9 million compared to 2018, primarily due to: i) A gain from investments instruments of Ps. 4,502 million (remaining equity interest of Prisma S.A. and its inflation adjustment of 2019); ii) A gain from instruments of derivatives (forwards transactions) of Ps. 1,529 million and iii) a gain from government securities (TC21 – BONCER 2021) of Ps. 1,424 million.

Net Commissions income

The following table provides a breakdown of our commissions income by category for the years ended December 31, 2018 and 2019:

NET COMMISSIONS INCOME	Year Ended December 31,
	2018 (1)	2019 (1)
	(in thousands of pesos)
AFIP & Collection services	172,483	189,127
Fees charged on deposit accounts	13,212,106	10,519,782
Mutual funds & securities fees	218,240	371,863
ATM transactions fees	1,221,804	1,485,576
ANSES fees	72,548	59,922
Insurance fees	1,766,846	1,591,978
Corporate services fees	2,560,360	2,904,362
Financial agent fees (Provinces)	1,382,135	1,376,840
Debit card fees	1,087,177	1,347,977
Credit card fees	6,890,602	5,577,583
Credit related fees	1,367,568	1,042,669
Total commissions income	29,951,869	26,467,679
Total commissions expense	(1,947,749)	(2,191,792)
Net commissions income	28,004,120	24,275,887

(1)	Figures stated in thousands of pesos adjusted for inflation as of December 31. 2020. See “Presentation of certain financial and other information”.

2019 and 2018

Net commission income decreased by 13%, or Ps. 3,728.2 million in 2019, mainly due to a decrease in total commissions income.

Total commissions income decreased by 12% or Ps. 3,484.2 million in 2019 compared to fiscal year ended December 31, 2018, primarily due to a 20% or Ps. 2,692.3 million decrease in fees charged on deposit accounts, a 24% or Ps. 324.9 million decrease in credit related fees and a 19% or Ps. 1,313.0 million decrease in credit cards fees. These decreases were partially offset by a 22% or Ps. 2636.8 million increase in ATM transaction fees and a 13% or Ps. 263.8 million increase in corporate services fees.

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

Total commissions expense increased by 13% or Ps. 244.0 million compared to fiscal year ended December 31, 2018, due to a 29% or Ps. 239.1 million increase in commissions paid to ATM’s exchange.

Differences in quoted prices in gold and foreign currency

2019 and 2018

In fiscal year ended December 31, 2019, the difference in quoted prices of gold and foreign currency totaled Ps. 4,761.2 million representing a 230% or Ps. 8,426.8 million increase compared to 2018, originated as the combination of different factors: i) the change of foreign exchange position, from a negative position (liability) in average in fiscal year 2018 to a positive position (asset) on average during fiscal year 2019, ii) the increase in the exchange rate, from an annual average of Ps. 28.0937 during fiscal year 2018 to an annual average Ps. 48.2423 in fiscal year 2019, and iii) 48% or Ps. 1,606.2 million increase in result of foreign currency trading.

DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY	Year ended December 31,
	2018 (1)	2019 (1)
	(in thousands of Pesos)
Translation of FX assets and liabilities to Pesos	(7,014,412)	(193,842)
Income from foreign currency exchange	3,348,883	4,955,089
Other Operating Income	(3,665,529)	4,761,247

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2020. See “Presentation of certain financial and other information”.

Other operating income

The components of our other operating income for the years ended December 31, 2018 and 2019 were as follows:

OTHER OPERATING INCOME	Year ended December 31,
	2018 (1)	2019 (1)
	(in thousands of Pesos)
Credit and debit cards	451,015	300,083
Lease of safe deposit boxes	561,726	583,975
Other service related fees	943,990	1,688,761
Sale of real estate and other non-financial assets	102,627	—
Other adjustments and interest from other receivables	555,120	1,071,546
Initial recognition of loans	165,547	163,172
Sale of property, plant and equipment	79,472	—
Others	4,518,847	6,643,461
Other Operating Income	7,378,344	10,450,998

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2020. See “Presentation of certain financial and other information”.

2019 and 2018

Other operating income increased 42% or Ps. 3,072.7 million, mainly due to a 47% or Ps. 2,124.6 million increased in Others mainly related to the results of sale of the 51% equity interest in PRISMA Medios de Pagos S.A. registered in the first quarter 2019 (for further information please see note 21 to our audited consolidated financial statements as of December 31, 2020 and 2019).

Employee benefits and administrative expenses

The components of our employee benefits and administrative expenses for the years ended December 31, 2018 and 2019 were as follows:

EMPLOYEE BENEFITS AND ADMINISTRATIVE EXPENSES	Year ended December 31,
	2018 (1)	2019 (1)
	(in thousands of Pesos)
Employee benefits	26,129,057	28,865,342
Remunerations	19,723,875	19,957,891
Social Security Contribution taxes	3,838,541	5,858,301
Compensation and bonuses to employees	1,913,289	2,381,904
Employee services	653,352	667,246

EMPLOYEE BENEFITS AND ADMINISTRATIVE EXPENSES	Year ended December 31,
	2018 (1)	2019 (1)
	(in thousands of Pesos)
Administrative Expenses	17,326,119	17,427,021
Taxes	2,323,989	2,063,455
Maintenance, conservation and repair expenses	2,292,878	2,335,918
Fees to directors and syndics	1,821,591	2,820,293
Security services	1,812,195	1,612,060
Electricity and communications	1,490,093	1,614,474
Other fees	1,420,601	1,377,867
Leases	833,776	306,688
Advertising and publicity	759,994	643,902
Representation, travel and transportation expenses	292,574	269,521
Stationery and office supplies	149,333	139,146
Insurance	156,284	165,379
Hired administrative services	232,857	116,549
Other	3,739,954	3,961,769
Total Employee benefits and Administrative Expenses	43,455,176	46,292,363

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31. 2020. See “Presentation of certain financial and other information”.

2019 and 2018

Employee benefits and administrative expenses increased by 7%, or Ps. 2,837.2 million, in 2019, due to an increase in employee benefits and fees to directors and syndics.

Employee benefits rose 10% o Ps. 2,736,3 million, mainly due to a 53% or Ps. 2,019.8 million increase in Social security contribution (for further information please see note 49 “Tax and Other Claims” to our audited consolidated financial statements as of December 31, 2020 and 2019) and a 24% or Ps. 468.6 million increase in Compensation and bonuses of (related to severance payments occurred in the last quarter 2019).

Fees to Directors and syndics increased 55% or Ps. 998.7 million as compared to fiscal year 2018.

Other operating expenses

The components of our other operating expenses for the years ended December 31, 2018 and 2019 were as follows:

OTHER OPERATING EXPENSES	Year ended December 31,
	2018 (1)	2019 (1)
	(in thousands of Pesos)
Turnover tax	14,737,685	13,929,404
Charges for other provisions	2,713,343	1,949,146
Deposit guarantee fund contributions	775,917	784,007
Donations	222,916	380,577
Insurance claims	138,032	81,133
Punitive interests and other Central Bank’s penalties	249	580
Other	7,297,837	12,963,552
Other Operating Expenses	25,885,979	30,088,399

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31. 2020. See “Presentation of certain financial and other information”.

2019 and 2018

Other operating expenses increased 16% or Ps. 4,202.4 million mainly due to an increase in Others which rose 78% or Ps. 5,665.7 million. The increase in Others is related to these concepts: i) Losses in the amount of Ps. 3,902 million due to reprofiling of short term debt (Lecaps, Lelink, Letes, Lecer Notes) announced by the Argentine government on August 19, 2019 (for further information please see note 20 “Modifications of Financial Assets” to our audited consolidated financial statements as of

December 31, 2020 and 2019) and ii) losses in the approximate amount of Ps.1,670 million related to Charges on social security contributions. The increase in Others was offset by a 5% or Ps. 808.3 million and a 28% or Ps. 764.2 million decrease in turnover tax and charges for other provisions respectively.

Loss on net monetary position

2019 and 2018

The loss generated by the net monetary position in fiscal year 2019 was Ps. 189.8 million lower than that recorded in 2018, moving from Ps. 38,523.2 million loss in 2018 to Ps. 38,333.4 million loss in 2019, as a consequence of the movements of the net monetary position during the year and the evolution of the inflation rate in comparison with the previous year.

B. Liquidity and Capital Resources

Our main source of liquidity consists of deposits, which totaled Ps. 488,741.4 million as of December 31, 2020, Ps. 357,866.4 million as of December 31, 2019 and Ps. 498,349.7 million as of December 31, 2018. These deposits include deposits generated by our branch network, from institutional, very large corporate clients and from provincial governments for whom we act as financial agent. We consider the deposits generated by our branch network and the provincial deposits to be stable.

Approximately 15% of our total deposits as of December 31, 2020 were derived from the non-financial public sector, in particular as a consequence of the Bank’s role as financial agent of four provinces. This is an important source of low-cost funding.

Total deposits, which grew 37% in 2020 compared to 2019, represented 79% of our total liabilities as of December 31, 2020. Deposits were used primarily to finance the growth in credit made available to the private sector and the balance was invested in liquid assets. This approach has enabled us to maintain a high liquidity to deposits ratio while we await a return to stronger demand for private sector loans.

As of December 31, 2020, we had liquid assets up to Ps. 440,518 million, primarily comprised of cash and due from banks (Ps. 129,967 million), LELIQS (Ps. 128,676 million) and other securities (Ps. 130,981 million). During 2020, the liquidity ratio increased from 67% as of December 31, 2019 to 90% as of December 31, 2020. Our liquidity ratio exceeds the aggregate liquidity ratio of the Argentine financial system as a whole.

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

On October 17, 2018, the board of directors decided to cancel Series B Notes for a nominal value of Ps.1,229.5 million and on October 16, 2019 the board of directors decided to cancel Series B Notes for a nominal amount of Ps. 501.9 million, equivalent to the amounts of purchases of those issuances as of those dates. As of the date of this annual report and after the dates indicated in the preceding paragraph, we have made purchases for a nominal value of Ps. 511.5 million, with an outstanding nominal value of Ps.2,377.7 million (portfolio holdings deducted).

On October 16, 2019 and on January 29, 2020, the board of directors decided to cancel Series C Notes for a nominal value of Ps. 750.5 million and Ps. 44 million respectively, equivalent to the amounts of purchases of this issuance as of that dates. As of the date of this annual report, the notes were paid, the maturity and effective payment date was April 9, 2021. On such date, we have cancelled the principal and interest for an amount of Ps. 2,636.7 million.

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

We believe that we have adequate working capital to meet our current and reasonably foreseeable needs. As of December 31, 2020, we had excess regulatory capital of Ps. 132,091 million. Our excess capital is aimed at supporting growth, and consequently, a higher leverage of our balance sheet.

For further information regarding management and administration guidelines in relation to liquidity risk please note 51 “Capital Management, Corporate Governance Transparency and Risk Management” to our audited consolidated financial statements as of December 31, 2020 and 2019. Additionally, for further information regarding our restricted assets and trust agreements please see notes 43 “Restricted assets” and 44 “Trust activities” to our audited consolidated financial statements as of December 31, 2020 and 2019.

Minimum capital requirements

Our excess capital (representing the amount in excess of minimum reserve requirements of the Central Bank) is as set forth in nominal value in the following table:

	As of December 31,
	2018 (1)	2019 (1)	2020 (1)
	(in thousands of Pesos, except ratios and percentages)
Calculation of excess capital:
Allocated to assets at risk	15,609,273	21,403,835	28,025,138
Market risk	212,280	591,252	1,555,663
Operational risk	4,615,577	7,562,571	11,776,741

Required minimum capital under Central Bank Rules	20,437,130	29,557,658	41,357,542

Ordinary capital Level 1 (Con1)	52,285,150	83,090,092	146,350,388
Deductible concepts COn1	(3,046,813)	(10,637,093)	(9,149,860)
Additional capital Level 1 (CAn1)	120	—	—
Capital Level 2 (COn2)	16,874,710	26,113,428	36,248,170

Total capital under Central Bank Rules	66,113,167	98,566,427	173,448,698

Excess capital	45,676,037	69,008,769	132,091,156

(1)	These amounts are not adjusted for inflation.

As of December 31, 2020, we had no material commitments for capital expenditures. We believe that our capital resources are sufficient for our present capital requirements on an individual and a consolidated basis.

Funding

Our principal source of funding is mainly deposits from individuals and corporate clients located in Argentina. Deposits include checking accounts, savings accounts and time deposits. The following table sets forth our sources of funding as of December 31, 2018, 2019 and 2020.

	As of December 31,
	2018 (1)	2019 (1)	2020
	(in thousands of Pesos)
Deposits
From the non-financial government sector	40,444,381	23,906,675	73,565,424
From the financial sector	310,531	427,702	696,415
From the non-financial private sector and foreign residents Checking accounts	51,179,996	54,625,032	65,401,102
Savings accounts	143,868,956	123,517,591	138,844,482
Time deposits	253,621,943	144,401,841	181,767,558
Investment accounts (2)	314,461	3,306,240	22,084,251
Other (3)	8,609,450	7,681,361	6,382,131
Financing received from the Central Bank of Argentina and other financial entities
Central Bank	51,157	36,732	20,043
Banks and international institutions	5,442,645	2,554,904	358,595
Financing received from Argentine financial entities	784,880	465,815	540,465
Other Financial Liabilities	32,074,038	30,181,836	49,215,887
Unsubordinated Corporate Bonds	13,355,897	7,521,820	4,926,901

	As of December 31,
	2018 (1)	2019(1)	2020
	(in thousands of Pesos)
Subordinated Corporate Bonds	32,018,221	33,098,040	34,300,292
Shareholders’ equity	127,560,957	144,392,831	151,545,811
Total funding	709,637,513	576,118,420	729,649,357

(1)	Figures adjusted for inflation as of December 31, 2020. See “Presentation of certain financial and other information.”
(2)	Time deposit payable at the option of the depositor.
(3)	Includes, among others, expired time deposits and judicial deposits.

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

On December 29, 2017, the Federal Executive signed Tax Reform Law No. 24,430. On December 23, 2019 was passed Law 27,541 which suspends, until fiscal years beginning on January 1, 2021 included, the income tax reduction. Significant matters related to the tax reform are discussed in Note 3.13) and 28 to our audited consolidated financial statements.

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

There were no unrecognized tax benefits as of December 31, 2020 and 2019.

Fair Value of financial instruments

As described in Note 3 section “Statement of financial position - Disclosure” to our audited consolidated Financial Statements, a portion of our financial assets and liabilities are measured at fair value.

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

At level 3, we mainly hold Equity instruments at fair value through profit or loss (which comprises Prisma Medios de Pago S.A.) and a put option taken for the mentioned holding. Additionally, the other instruments measured as level 3 include debt securities and certificates of participation in financial trusts.

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

Impairment of financial assets

The expected credit losses (ECL) allowance is a forward-looking approach which is based on the credit losses expected to arise over the life of the financial asset (the lifetime expected credit loss), unless there has been no significant increase in credit risk since origination, in which case, the allowance is based on the 12 months expected credit loss. We are required to record an allowance for ECL for all loans and other financing, other debt financial assets not held at Fair Value through Profit or Loss (FVPL) and other financial assets, together with loan commitments and financial guarantee contracts. Inherent in any ECL model is the estimate of the probability that a financial assets will default (probability of default, or PD), the estimate of the loss the bank expects to experience upon a default, expressed as a percentage of financial asset amount (loss given default, or LGD) and the drawn exposure at the time of default (EAD). The Bank uses an expert credit judgment overlay to reflect factors not captured in the results produced by the ECL model, such as market or economic disruptive events, like the COVID-19 pandemic.

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

For 2021, we expect the Argentine economy to recover modestly, showing an increase in real terms, based on an improved global economic outlook, higher demand for exports and resumption of domestic economic activities. However, the risks to the economy remain on the downside, implementation of COVID19 vaccinations and no disruption of economic activities are important to sustain growth. Inflation to be higher than last year’s level, affected by the consequences of the worldwide COVID-19 pandemic. As many other affected countries, during 2020 the Argentine government decided to reduce nominal interest rates to fuel the economy and, in the first part of the year, it might have negative real interest rates.

In addition, we expect deposits and loans to grow above inflation levels while margins are expected to remain stable. Moreover, efficiency measured as expenses over net financial and fee income is expected to deteriorate.

The uncertainty resulting from the Argentine government’s debt restructuring process and the economic impact of COVID-19 is likely to result in cautious economic decision making by the Argentine government. For further information, please see “Risk Factors—Risk relating to Argentina—Argentina’s ability to obtain financing from international markets may be limited or costly, which may impair its ability to implement reforms and public policies and foster economic growth.”

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

Since the start of the mandatory lock-down, there has been a significant increase in transactions through digital platforms. In 2020, 1.5 million customers used digital channels, showing a 42% growth over 2019 and an increase in the use of the Bank’s digital app of approximately 80%. Monetary transactions through the digital app grew by approximately 200%, with a significant increase in the placement of loans and transfers through this means.

We expect to provide access to credit with special terms and conditions to the sectors that have been most affected by the commercial slowdown.

Banco Macro has been involved in different actions in order to facilitate clients’ financial needs. For example, it has made available the following credit for payroll payments and capital expenditures, among others:

•	Approximately Ps.67 billion has been available for credit lines to MiPyMEs at a rate of 24%.

•	Approximately Ps.16 billion has been available for credit lines to MiPyMEs at a rate of 35%.

•

An special credit line to pay salaries called “Asistencia de emergencia al trabajo y la producción” (ATP) was made available to more than 1.900 clients for a total amount of approximately Ps. 1.7 billion, guaranteed by the “Fondo de Garantías Argentino” (FoGAr).

As of the date of this annual report, the Bank has granted more than Ps. 84.7 billion in loans under these programs in 2020.

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

On the other hand, there are certain factors that could potentially partially offset the previously mentioned impacts. First, the Bank’s cash position in branches and ATMs was relatively high at the beginning of the crisis, while after reopening of the branches the cash position has been decreasing. In addition, the limitations on LELIQ positions were partially offset by maintaining LELIQs’ interest rates unchanged and increasing REPO rates. During 2020 in the midst of the COVID-19 pandemic, the cost of liabilities increased as the Central Bank introduced regulation setting floors on deposit interest rates, while non-interest-bearing deposits were growing below time deposits. Moreover, we believe that the Bank has the highest capital base and excess capital in the Argentine financial system and, therefore, it should be well positioned to manage this crisis. Finally, the Bank is highly liquid in local and foreign currency.

The Bank has a low leveraged balance sheet (5.2x. of asset to equity ratio as of December 31, 2020). In addition, deposits represented 79% of total liabilities as of December 31, 2020, where transactional and time deposits represented 48% and 52%, respectively, of total deposits. This explains the capacity of our transactional and structural base of retail deposits to fund our assets.

The Bank’s exposure to public sector debt (excluding Central Bank instruments) as of December 31, 2020 was 17.5% of total assets, mainly concentrated in short-term peso instruments and Government securities adjusted by CER.

Regarding liquidity mismatches, although the Bank’s liabilities are mostly short-term (sight deposits and 30 to 60 day term deposits), the nature of this funding is mainly transactional, as discussed above.

As per Communication “A” 6939, Communication “A” 7035” and Communication “A” 7181 of the Central Bank, the distribution of profit by financial institutions is suspended until June 30, 2021, and we cannot predict whether this suspension will be extended beyond this period.

Potential impact on the quality of the Bank’s asset portfolio

The COVID-19 pandemic and the nation-wide lockdown are negatively impacting the national economy, resulting in higher expected defaults by borrowers. However, the steps taken by the Argentine government, the Central Bank and other governmental agencies have helped mitigate the impact of such defaults on the financial system in the second quarter of 2020. These measures included the massive extension of unpaid maturities – both of individual and corporate clients - and the granting of loans with advantageous conditions to facilitate the payment of salaries and preserve jobs in the economic sectors most affected by the reduction in income. The application of these decisions brought defaults to a minimum, although there is a higher-than-normal implicit risk among customers who made use of these regulatory advantages.

The Central Bank has also been issuing guidelines to normalize debt payments, so that from April this year there will be no new rescheduling of massive maturities; instead, each bank will have to deal with situations of impossibility of payment in the way they deem appropriate in each case. This will also mean that banks’ accounts will begin to reflect losses due to uncollectibility in accordance with the behavior of their portfolio. The Bank acknowledges the circumstances described above and an increase in bad debt charges and a deterioration of its assets subject to credit risk is to be expected.

Nevertheless, we expect a solid performance of the asset portfolio, given the prudent credit policies carried out by the Bank, with risk diversification in sectors and regions; almost no exposure in the most affected sectors (tourism, air transport, airports); retail lending oriented to the most solid companies in the market; large relative share of lending linked to agricultural primary production and agro-industry -two of the sectors less affected by the pandemic-; among other reasons.

With regard to consumer and housing loans, the Bank has adopted lending policies geared to low-risk or well-scored customers, with a high relative share of loans to retirees and public sector employees, whose income and ability to pay are more stable and whose assets are credited to the Bank.

The Bank expects credit losses to be limited especially to customers who had to use the now known refinancing and maturity rescheduling mechanisms and to a lesser extent to those who have received facilities at subsidized rates.

Since statistical models do not appropriately reflect the effects arising from the pandemic on expected credit losses, the Bank decided to make a management adjustment based on an estimate of the impairment of the above-mentioned financial assets, which show greater vulnerability levels or signs of difficulties related to the payment of obligations. This adjustment, which is reflected in the financial statements as of December 31, 2020, will let a large part of the uncollectible losses resulting from the crisis to be addressed during the current financial year. See note 51.1.4 to our audited consolidated financial statements as of December 31, 2020 and 2019.

Potential impact on assets

The Bank’s asset structure is mainly short-term, with 90% of total assets comprised of cash and liquid instruments as of December 31, 2020. Additionally, as of December 31, 2020, long-term loans such as mortgages represented only 10% of total assets. Commercial loans such as overdrafts and documents, and retail loans such as credit cards, contribute to the relatively low average tenor of the loan portfolio.

We could also be impacted by lower valuations of financial assets affected by restructurings or mandatory maturity deferrals.

We continue to assess the impact of COVID-19 on our assets and our statement of financial position generally.

Potential impact on human capital resources

Due to the COVID-19 pandemic, the Bank has implemented a remote-work arrangement, through which employees can remotely access the Bank’s systems, supporting the continuity of operations and working to maintain adequate standards of internal control over financial information. Approximately 90% of employees at our central offices have remote access to our systems as of the date of this annual report.

The Argentine Financial System

The Argentine financial system has maintained a consistent positive trend in the last years with our performance improving accordingly, as evidenced by the following indicators:

	As of December 31,
	2018 (1)	2019 (1)	2020
	(In millions of Pesos)
Financial System (Central Bank Rules)
Total loans	2,365,472	2,883,383	3,774,713
Total deposits	4,084,868	4,838,886	8,049,027
Banco Macro (Central Bank Rules)
Total loans	177,969	218,774	265,377
Total deposits	237,957	262,865	488,741

Source: Central Bank for Financial System.

(1)	Figures detailed in the table above have not been adjusted for inflation nor restated for the changes in the general purchasing power of the Argentine pesos as established by IAS 29.

Total loans in the financial system increased in nominal values by 31% in 2020, and amounted to Ps. 3,774,713 million as of December 31, 2020, driven by private sector loans. Our portfolio shows the same trend in nominal value that the financial system as a whole shows.

Total deposits in the financial system increased in nominal values by 66% in 2020, driven by private sector deposits and a significant increase of public sector deposits. Private sector deposits increased by 63% in 2020, amounting to Ps. 6,521,345 million as of December 31, 2020. Public sector deposits decreased by 90% in 2020, amounting to Ps. 1,431,303 million. Our portfolio shows the same trend in nominal value that the financial system as a whole shows.

Private sector loans

In 2020, loans to the private sector grew 33% in nominal values for the financial system as a whole. This trend was also reflected in the evolution of our portfolio. Our private sector loan portfolio increased also 21% in nominal value compared to the balance as of December 31, 2019, as shown in the following table:

	As of December 31,
	2018 (1)	2019 (1)	2020
	(In millions of Pesos)
Financial System (Central Bank Rules)
Private sector loans	2,254,468	2,721,098	3,608,325
Banco Macro (Central Bank Rules)
Private sector loans	174,805	214,423	260,095

Source: Central Bank for Financial System.

(1) Figures detailed in the table above have not been adjusted for inflation nor restated for the changes in the general purchasing power of the Argentine pesos as established by IAS 29.

Asset Quality

As of December 31, 2020, the non-performing credit portfolio level decreased to 4.1% of the total credit portfolio, whereas the coverage ratio level reached 137% across the financial system as a whole, based on Central Bank Rules. Since March 2020, the Central Bank has taken a series of measures to reduce the impact of the economic stagnation caused by the pandemic, among them the deferral of payment of bank obligations of all debtors - companies as well as individuals -, the mandatory refinancing of overdue debts and the more flexible treatment for the recognition of the regulatory impairment of bank customers, which helped overpass 2020 with a low impact on the delinquency of banks’ portfolios. As a result of these flexibilities, a fall in portfolio irregularity was observed with a consequent increase in the level of coverage.

The non-performance ratio of the portfolio remains low with respect to the values observed in other economies of the region and emerging economies. Regarding the coverage ratio, the provisioning levels of the financial system continue to be high.

Our figures evidence a tendency which is in line with the trend shown by the financial system, but with milder results, the ratio of non-performing portfolio reached a level of 0.8% while the coverage ratio amounted to 461%, as of December 31, 2020, with significant improvements in contrast with the year before.

The table below reflects our asset quality and that of the financial system as of December 31, 2018, 2019 and 2020:

	As of December 31
	2018	2019	2020
Financial System (Central Bank Rules)
Non-performing lending ratio (1)	3.0%	5.7%	4.1%
Coverage ratio (2)	121%	94%	137%
Banco Macro (Central Bank Rules)
Non-performing lending ratio (1)	1.9%	2.1%	0.8%
Coverage ratio (2)	110%	105%	465%

Source: Central Bank for Financial System.

(1)

Non-performing lending includes all lending to borrowers classified as “3—troubled/medium risk,” “4—with high risk of insolvency/high risk,” “5—irrecoverable” and “6—irrecoverable according to Central Bank Rules” under the Central Bank loan classification system.

(2)	Allowances for un-collectability risk as a percentage of non-performing credit portfolio.

Profitability

In 2020 the profitability of the financial system increased by 1%, achieving a total of Ps. 313,740 million as of December 31, 2020, representing a 2.3% return on assets and 15.8% on equity.

The table below reflects our profitability and that of the financial system as of December 31, 2018, 2019 and 2020:

	As of December 31,
	2018 (1)	2019 (1)	2020
Financial System (Central Bank Rules)
Total income (in millions of Pesos)	144,428	312,051	313,740
Return on average equity	36.1%	46.4%	15.8%
Return on average assets	4.1%	5.4%	2.3%
Banco Macro (Central Bank Rules)
Total income (in millions of Pesos)	15,730	40,800	30,269
Return on average equity	30.7%	59.0%	20.9%
Return on average assets	5.8%	10.4%	4.3%

Source: Central Bank for Financial System.

(1)	Figures detailed in the table above have not been adjusted for inflation nor restated for the changes in the general purchasing power of the Argentine pesos as established by IAS 29.

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

For additional information of transactions and financial instruments with off-balance sheet risk see note 10 “Contingent transactions” and note 48 “Off balance sheet transactions” to our audited consolidated financial statements as of December 31, 2020 and 2019.

F. Contractual Obligations and Commercial Commitments

The following table represents our contractual obligations and commercial commitments, excluding undrawn commitments of credit cards and checking accounts, as of December 31, 2020:

	Maturing
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Contractual Obligations
Financing received from the Central Bank of Argentina and other financial entities	919,103	880,532	38,571	—	—
Issued Corporate Bonds	4,926,901	2,549,205	2,377,696	—	—
Subordinated Corporate Bonds	34,300,292	642,292	—	—	33,658,000
Other Financial Liabilities	48,040,360	48,023,237	17,123	—	—
Operating Leases	1,175,527	415,851	414,524	190,818	154,334
Total contractual obligations	89,362,183	52,511,117	2,847,914	190,818	33,812,334
Commercial commitments
Lines of credit	970,286	970,286	—	—	—
Guarantees	1,282,770	1,142,055	140,715	—	—
Standby letters of credit	436,984	436,984	—	—	—
Total commercial commitments	2,690,040	2,549,325	140,715	—	—

Item 6.	Directors, Senior Management and Employees

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

BOARD OF DIRECTORS

The following table sets forth certain relevant information of the members of our board as of the date of this annual report:

Name	Position	Age	Year First Appointed as Director	Year of Expiration of Term
Delfín Jorge Ezequiel Carballo	Chairman	68	2002	2020
Jorge Pablo Brito	Vice Chairman	41	2002	2021
Carlos Alberto Giovanelli	Director	64	2016	2021
Nelson Damián Pozzoli	Director	54	2016	2021
Fabián Alejandro de Paul (1)	Director	57	2016	2021
Guillermo Merediz (1)(2)	Director	44	2020	2021
Constanza Brito	Director	39	2007	2020
Mario Luis Vicens (1)	Director	69	2016	2020
Guillermo Eduardo Stanley	Director	73	2018	2020
Mariano Ignacio Elizondo (1)(2)	Director	48	2020	2020
Delfín Federico Ezequiel Carballo	Director	36	2015	2022
Ramiro Tosi (1)(2)	Director	45	2020	2022
Santiago Horacio Seeber	Director	44	2018	2021	(3)
Alan Whamond (1)	Alternate director	59	2019	2021
Juan Santiago Fraschina (1) (2)	Alternate Director	44	2020	2021

(1)	Independent Director under CNV Rules
(2)	Proposed by ANSES-FGS.
(3)

Corresponds to the expiry of the original term as Alternate Director. The position of Director shall be held until the next General Shareholders’ Meeting, in accordance with the provisions of Article 14 of the Bank’s by-laws.

The following family relationships currently exist within our Board of Directors:

(i)	Jorge Pablo Brito is the nephew of Delfín Jorge Ezequiel Carballo;

(ii)	Constanza Brito is the niece of Delfín Jorge Ezequiel Carballo;

(iii)	Jorge Pablo Brito and Constanza Brito are siblings;

(iv)	Delfín Federico Ezequiel Carballo is the son of Delfín Jorge Ezequiel Carballo;

(v)	Delfín Federico Ezequiel Carballo and Jorge Pablo Brito and Constanza Brito are cousins.

SENIOR MANAGEMENT

Our senior management oversees our day-to-day operations to ensure that our overall strategic objectives are being implemented. The actual composition is a deputy general manager that reports to the Board of Directors and Senior managers that report to the general manager. In addition, we have, among others the following committees comprised of different directors and senior management:

•	internal audit committee,

•	systems committee,

•	senior credit committee,

•	assets and liabilities committee,

•	asset laundering and terrorist financing prevention committee,

•	senior recovery committee,

•	risk management committee,

•	ethics and compliance committee,

•	corporate governance and appointments committee,

•	personnel incentives committee,

•	crisis committee, and

•	financial services users protection committee

The following table sets forth certain relevant information on our executive officers and our senior management, of the date of this annual report:

Name	Position	Age
Gustavo Alejandro Manriquez	Chief Executive Officer and General Manager	51
Jorge Francisco Scarinci	Chief Financial Officer and Finance Manager	50
Gerardo Adrián Álvarez	Human Resources and Administration Manager	51
Marcelo Agustín Devoto	Investment Banking Manager	45
Alberto Figueroa	Internal Audit Manager	60
Ana María Magdalena Marcet	Credit risk Manager	60
Juan Domingo Mazzon	Government Banking and Management Control Manager	47
Ernesto Eduardo Medina	Operations and Technology Manager	54
Brian Anthony	Commercial Banking Manager	47
Francisco Muro	Distribution and sales Manager	48
Adrián Mariano Scosceria	Corporate Banking Manager	55
Ernesto López	Legal Manager	48

Set forth below are brief biographical descriptions of members of our directors and our senior management:

Delfín Jorge Ezequiel Carballo was born on November 21, 1952. Mr. Carballo is the Chairman of our Board of Directors since November 30, 2020 and he was the vicechairman of our board since April 30, 2020 until November 30, 2020 and previously he had been the chairman of the Board of Directors since April 27, 2018 until April 30, 2020 and the vice chairman of our Board of Directors until April 27, 2018. He holds a law degree from Universidad Católica Argentina. He joined our board in June 1988. Mr. Carballo also serves as chairman of the Board of Directors of Santa Genoveva S.A. and as alternate director of BYMA S.A.

Jorge Pablo Brito was born on June 29, 1979. Mr. Brito is the Vice Chairman of our Board of Directors since November 30, 2020 and he was a member of our board since April 30, 2020 until November 30, 2020 and previously he had been the vice chairman of our board since April 27, 2018 until April 30, 2020. He has been a member of our Board of Directors since 2002 and our Chief Financial Officer since April 16, 2012 until November 8, 2017. He also serves as chairman of the Board of Directors of Macro Securities S.A., Inversora Juramento S.A. and Genneia S.A., and as director of Macro Bank Limited.

Carlos Alberto Giovanelli was born on April 6, 1957. He has been a member of our Board of Directors since April 26, 2016. In the financial sector, he worked as Deputy Credit Manager (1980-1983), Branch Deputy Manager (1983-1986), Credit Officer (1986-1989) and Deputy Commercial Manager (1991-1997) of La Sucursal de Citibank N.A., establecida en la República Argentina. He was Vice President of Investment Banking in Citibank, N.A. (1989-1991) and Vice President of Planning in La Sucursal de Citibank N.A., establecida en la República Argentina (1997-2002). He also held the position of Deputy Chairman of Asociación de Bancos (2001-2002) and incumbent director of Banco Patagonia S.A. (2007-2016). Mr. Giovanelli also serves as chairman of Havanna S.A, Desarrollo PI S.A., and Inverlat Investments S.A. He is also vice chairman of Impresora Contable S.A, Havanna Holding S.A., Aspro Servicios Petroleros S.A. and QSR S.A. and as incumbent director of New Arrecife S.A., and Desarrollo Epsilon S.A.

Nelson Damián Pozzoli was born on May 6, 1966. He has been a member of our Board of Directors since April 26, 2016. Mr. Pozzoli holds a degree in public accounting from Universidad Católica Argentina. In the financial sector, he was Director of La Sucursal de Citibank N.A., establecida en la República Argentina (1989-1992), Head of Capital Markets (1992-1994) and Corporate Banking Manager (1996-1997) of ABN AMRO Bank Argentina, Head of Equity (LATAM origination) of ABN AMRO Netherlands (1994- 1995) and Corporate Banking Manager of ABN AMRO Bank USA (1995-1996). He also held the position of Director of Banco Liniers Sudamericano (1997-1998), Investment Banking Manager of the Bankers Trust (1997-1999) and worked for the Chase Manhattan Bank and the First National Bank of Chicago from 1998 to 1999. He was also General Manager of Deutsche Bank Argentina (1999-2003). He also serves as chairman of Aspro Servicios Petroleros S.A. He is also vice chairman of New Arrecife S.A,

Inverlat Investments S.A. and Desarrollo Epsilon S.A and he is incumbent director of Macro Securities S.A., Impresora Contable S.A., QSR S.A., Desarrollo Pi S.A. and Cablevisión Holding S.A. Furthermore, he serves as alternate Director of Havanna S.A. and Havanna Holding S.A.

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

Guillermo Merediz was born on December 12, 1976. He was appointed as director on April 30, 2020, as representative of the ANSES-FGS. Mr. Merediz holds a degree in economics from the Facultad Latinoamericana de Ciencias Sociales. Mr. Merediz was appointed on December, 2019, Secretary of PyMES at the Ministry of Production.

Constanza Brito was born on October 2, 1981. Ms. Brito has been a member of our Board of Directors since April 27, 2018. Previously, she served as Director from 2007 through 2015 and as alternate director since April 2016. She joined us in May 2005. Ms. Brito holds a degree in Human Resources Administration from Universidad del Salvador. Ms. Brito also serves as vice chairman of Mediainvest S.A. and as director of Visora Desarrollos Inmobiliarios S.A.

Mario Luis Vicens was born on July 14, 1951. He has been a member of our Board of Directors since April 26, 2016. Mr. Vicens holds a degree in economics from Universidad Católica Argentina and a superior course degree in monetary and banking finance of Universidad Católica Argentina. In the financial industry, he worked assessing investment projects for Caja Nacional de Ahorro y Seguro/Consejo Federal de Inversiones (1975-1978). In the Public Sector, he served as economist at the Central Bank (1980-1981) and incumbent director (1986-1988) and as Treasury Secretary of the Ministry of Economy (1999-2001). In the banking sector, he served as Planning Manager of Banco de Crédito Argentino (1981-1986), incumbent director of Banco Sudameris (2001-2002), chief executive officer of Asociación de Bancos de la Argentina (2002-2011), incumbent director of Federación Latinoamericana de Bancos (2002-2004/2008-2010), incumbent director of Seguro de Depósitos S.A. (2008-2011), incumbent director of BBVA Consolidar Seguros S.A. (2012-2016), incumbent director of Generali Arg. Cia. de Seguros (2014-2015), incumbent director of PSA Finance Arg. Cia. Financiera S.A. (2012), incumbent director of Rombo Cía. Financiera S.A. (2012-2016) and incumbent director of BBVA Francés S.A. (2012-2016). He also acted as advisor on economic and financial matters for companies and banks (1989-1999).

Guillermo Eduardo Stanley was born on April 27, 1948. He has been a member of our Board of Directors since April 27, 2018. Previously, he served as director since May 2006 and as vice chairman of the Board during 2015-2016. Mr. Stanley holds a degree in finances from Universidad Argentina de la Empresa (UADE).

Mariano Ignacio Elizondo was born on June 18, 1972. He was appointed as Director on May 27, 2020, as a representative of the ANSES-FGS. Mr. Elizondo holds a degree in accounting from the Universidad de Buenos Aires. He also holds a Master’s degree in Financial Assets Management from ESEADE. From 2004 through 2014 he has been the general manager of Ideas del Sur, the leading media production company of South America. Mr. Elizondo was later manager of a group of media companies. From 2017 to 2020 he was president of the Superliga Argentina de Fútbol.

Delfín Federico Ezequiel Carballo was born on July 4, 1984. He has been a member of our Board of Directors since April 26, 2016, and previously served on our Board from 2009 through 2011. He holds a degree in business economics from Universidad Torcuato Di Tella. He is vice chairman of Santa Genoveva S.A. and Argenpay S.A.U. Mr. Carballo also serves as incumbent director of Colbrey S.A., Milsbor Corporation S.A., Havanna S.A. and Havanna Holding S.A. and as alternate director of Genneia S.A.

Ramiro Tosi, was born on June 17, 1975. He was appointed as director on April 30, 2020, as representative of the ANSES-FGS. Mr Tosi holds a degree in economics from Universidad de la Plata. Mr. Tosi was appointed on December, 2019, as Subsecretary of Financiamiento at the Ministry of Economy.

Santiago Horacio Seeber was born on March 27, 1977. Upon the decease of Mr. Jorge Horacio Brito, he was appointed as Director on November 30, 2020, until the next General Shareholders’ Meeting. He has been an alternate member of our Board of Directors since April 27, 2018 to November 30, 2020 and since April 16, 2012 to April 26, 2016. Mr. Seeber served in different positions in the Bank since November 2002. He also serves as chairman of the Board of Directors of LAB Real Estate S.A., as vice-chairman of Comercio Interior S.A. and Anglia S.A. and as director of Inversora Juramento S.A., Frigorífico Bermejo S.A., and MediaInvest S.A.

Alan Whamond was born on May 13, 1961. He has been a member of our Board of Directors since April 30, 2019. Mr. Whamond holds a degree in industrial engineer from Instituto Tecnológico de Buenos and a Master´s degree in Finance from Stanford University. In the financial industry, he worked as vice-president of Credit Suisse First Boston Corp. and as managing director of Pampa Management S.A. He also serves as director of the board of Directors of Cablevisión Holding S.A., Delmar Asesores S.A. and Naturgy Ban S.A and as administrator of Consultora Tecnopolítica SAS.

Juan Santiago Fraschina was born on January 14, 1977. He was appointed as Alternate Director on May 27, 2020, as representative of the ANSES-FGS. Mr. Fraschina holds a degree in economics from the Universidad de Buenos Aires. From 2012 through 2014 he as Deputy Superintendent at the National Superintendency of Assurances. He also serves as director of Ternium S.A. and Pampa Energía S.A. and as alternate director of Telecom S.A., Edenor S.A. Transener S.A. and Edesa Holding S.A.

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

Gerardo Adrián Alvarez was born on December 13, 1969. He is our Human Resources Manager since October 2020 and our Administration Manager since April 2010, and a member of the Ethics and Compliance Committee. Mr. Alvarez holds a law degree from the Instituto Universitario Policía Federal Argentina and a post-graduate degree in Money Laundering from Universidad Torcuato Di Tella. He has been with us since January 2006.

Marcelo Agustín Devoto was born on April 11, 1976. He is our Investment Banking Manager since May 2015. Mr. Devoto holds a degree in Business Management from Universidad Católica Argentina and a post-graduate degree in Finance from Universidad Torcuato Di Tella. He joined us in December 2000. He also serves as chairman of Macro Bank Limited, as vice president of Macro Securities S.A. and as director of Macro Fiducia S.A.

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

Ernesto Eduardo Medina was born on January 9, 1967. He is our Operations and Technology Manager since August 2020 and has been our Human Resources Manager since October 2016. He is a member of the Systems Committee and the Risk Management Committee. Mr. Medina holds degrees in Public Accounting and Business Management from Universidad de Buenos Aires. He also has a degree in computer science from Universidad de Buenos Aires and a Psychology degree from Universidad de Ciencias Empresariales y Sociales. He holds two Master’s degree in Renewable Energies and Environment Management, both from Universidad de Cádiz and a Master’s degree in Clinical Neuropsychology from Universidad Europea Miguel Cervantes. Mr. Medina joined us in February 1989.

Brian Anthony was born on April 17, 1973. He is our Commercial banking manager since April 2021. Mr. Anthony has had several positions in the bank in the past, such as Distribution and Sales, Human Resources, Management Control and Strategic Planning. Mr. Anthony holds a degree in Business Management from Universidad CAECE.

Francisco Muro was born on March 2, 1973. He is our Distribution and Sales Manager since October 2014. Mr. Muro holds a degree in Accounting from Universidad de Buenos Aires and a Master’s degree from IAE (Universidad Austral). Mr. Muro joined us in August 2004. He also serves as director of Argenpay S.A.U.

Adrian Mariano Scosceria was born on January 22, 1966. He is our Corporate Banking Manager since May 2017 and a member of the Senior Credit Committee. Mr. Scosceria holds a degree in Business Administration from Universidad Católica Argentina and a specialization in Administration and Management from Harvard University.

Ernesto López was born on October 5, 1972. He is our Legal Manager since December 2019 and a member of the Asset Laundering and Terrorist Financing Prevention Committee, the Senior Recovery Committee, the Ethics and Compliance Committee, the Senior Credit Committee and the Financial Services Users Protection Committee. Mr. López holds a Law degree from University of Buenos Aires. He also serves as director of Macro Fiducia S.A. and Argenpay S.A.U.

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

The aggregate amount of compensation to all directors, alternate directors and members of supervisory committee for fiscal year 2020 was Ps. 1,623.3 million for 2020. The aggregate nominal amount of compensation paid by Banco Macro to its senior management during 2020 was Ps. 263.3 million, including salaries and bonuses. Neither we nor any of our subsidiaries have entered into any agreement that provides for any benefit or compensation to any director after the expiration of his term or upon his retirement.

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

The structure of the Board of Directors must be in conformity with the foregoing by the first shareholders’ meeting held after December 31, 2018. As of the date of this annual report, Mario Luis Vicens, Fabián Alejandro de Paul, Guillermo Merediz, Mariano Ignacio Elizondo, Ramiro Tosi and the alternate directors Alan Whamond and Juan Santiago Fraschina qualified as independent members of our Board of Directors under these criteria specified by the CNV.

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

The following table sets forth certain relevant information of the members of our supervisory committee as of the date of this annual report:

Name	Position	Age	Year of Appointment	Current Term Ends
Alejandro Almarza	Syndic	63	2020	April 2021
Carlos Javier Piazza	Syndic	62	2020	April 2021
Enrique Alfredo Fila (1)	Syndic	62	2020	April 2021
Alejandro Carlos Piazza	Alternate syndic	66	2020	April 2021
Leonardo Pablo Cortigiani	Alternate syndic	52	2020	April 2021
Gustavo Macagno (1)	Alternate syndic	67	2020	April 2021

(1)	Appointed by ANSES—FGS, as instructed by the Sindicatura General de la Nación.

The business address of the members of the Supervisory Committee is Eduardo Madero 1172, City of Buenos Aires, Argentina. Set forth below are brief biographical descriptions of the members of our supervisory committee:

Alejandro Almarza was born on January 16, 1958. Mr. Almarza holds an accounting degree from the University of Buenos Aires in Argentina. Mr. Almarza also serves as a member of the supervisory committee of Macro Securities S.A., Macro Fiducia S.A., Argenpay SAU and Seguro de Depósitos S.A. and as alternate member of the supervisory committee of Banco de Valores S.A., Empresa de Energía Río Negor S.A. and Opción Seguros S.A. Mr. Almarza was admitted to the Accountants Professional Association of the City of Buenos Aires in 1983.

Carlos Javier Piazza was born on September 16, 1958. Mr. Piazza holds an accounting degree from the University of Buenos Aires in Argentina. Mr. Piazza serves as a member of the supervisory committee of Central Tucumano S.A. Macro Securities S.A., Macro Fiducia S.A., Argenpay SAU and Banco de Valores S.A. Mr. Piazza was admitted to the Accountants Professional Association of the City of Buenos Aires in 1983.

Enrique Fila was born on April 5, 1959. Mr. Fila holds an accounting degree from Universidad Nacional de la Plata. Mr. Fila aso serves as member of the supervisory committee of Nación Seguros S.A., Nación Seguros de retiro S.A. and Nación Reaseguros S.A.

Alejandro Carlos Piazza was born on July 7, 1954. Mr. Piazza holds accounting degree and business administration degree from the School of Economics of the University of Buenos Aires in Argentina. Mr. Piazza also serves as a member of the supervisory committee of Macro Fondos Sociedad Gerente de Fondos Comunes de Inversion S.A., Servente y Cía, CRIBA S.A. and Ingemática S.A. and as alternate syndic of Macro Securities S.A., Macro Fiducia S.A., Santa Olimpia S.A., Tikalar S.A., BKAR S.A., Otoba S.A., Culturagro S.A., Argenpay SAU and Guadimar S.A. Mr. Piazza was admitted to the Accountants Professional Association of the City of Buenos Aires in 1978.

Leonardo Pablo Cortigiani was born on July 21, 1968. Mr. Cortigiani holds an accounting degree from the University of Buenos Aires in Argentina. Mr. Cortigiani also serves as a member of the supervisory committee of Macro Fiducia S.A., Macro Fondos Sociedad Gerente de Fondos Comunes de Inversion S.A., Macro Securities S.A., Empresa de Energía Río Negro S.A. and Argenpay SAU. He also serves as alternate syndic of Havanna S.A. Mr. Cortigiani was admitted to the Accountants Professional Association of the City of Buenos Aires in 1995.

Gustavo Macagno was born on November 22, 1953. Mr. Macagno holds an accounting degree. Mr. Macagno also serves as syndic of Tandanor S.A. and Ferrosur Roca and as alternate syndic of Distribuidora de Gas Cuyana S.A. and Corporación Antiguo Puerto Madero S.A.

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

Auditors

Banco Macro’s auditors for the last three fiscal years were:

Financial Statements as of	Auditor	Tax ID	Firm	Address	Enrollment
December 31, 2018	Norberto M. Nacuzzi	20-16579856-3	Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global)	487 25 de Mayo	C.P.C.E.C.A.B.A. T°196 F°142

December 31, 2019	Carlos M. Szpunar	20-17802096-0	Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global)	487 25 de Mayo	C.P.C.E.C.A.B.A. T°192 F°110

December 31, 2020	Carlos M. Szpunar	20-17802096-0	Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global)	487 25 de Mayo	C.P.C.E.C.A.B.A. T°192 F°110

Banco Macro’s alternate auditor was:

Auditor	Tax ID	Firm	Address	Enrollment
Pablo M. Moreno	20-16171094-7	Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global)	487 25 de Mayo	C.P.C.E.C.A.B.A. T°164 F°235

All the auditing firm’s members are enrolled in the Professional Council in Economic Sciences of the City of Buenos (C.P.C.E.C.A.B.A.).

D. Employees

As of December 31, 2020, we had 8,561 employees, 38% of whom worked at our headquarters and the remaining 62% at our branches. Our employees are represented by a national bank union, which negotiates a collective bargaining agreement setting minimum wages for all of its members. We maintain good relations with our employees and have never experienced a work stoppage.

	As of December 31,
Employees	2018	2019	2020
Headquarters	3,550	3,338	3,202
Branches	5,478	5,430	5,359
Total (1)	9,028	8,768	8,561

(1)

If workers were performing their duties pursuant to the “Acciones de entrenamiento para el trabajo” program of the Ministry of Labor, Employment and Social Security and other casual workers included in the calculation, the number of our employees would have been, 9,113 and 8,788 in 2018 and 2019, respectively. We do not account for such workers as employees, as we do not remunerate them for their services, which are paid directly by the Argentine province where they work.

E. Share Ownership

As of March 31, 2021, the persons who were members of Banco Macro S.A.’s Board of Directors and supervisory committee held as a group a total of 117,243,204 shares of our capital stock. This represented 18.34% of our outstanding capital stock and 20.00% of the voting rights as of such date. Other than Delfín Jorge E. Carballo, Delfín Federico E. Carballo, Jorge Pablo Brito and Leonardo Pablo Cortigiani, no member of the Board of Directors or the supervisory committee directly or beneficially owned shares of the Bank as of March 31, 2021. In addition, Alberto Figueroa, Ernesto López and Juan Domingo Mazzon, members of our senior management, owned less than one percent of Class B shares as of March 31, 2021.

The following table sets forth the beneficial ownership of our shares by the members of Banco Macro S.A.’s Board of Directors and supervisory committee, as of March 31, 2021:

Shareholder Name	Number of Class A shares owned	Number of Class B shares owned	Percentage of Capital stock (%)	Percentage of Voting rights (%)
Delfín Jorge Ezequiel Carballo	4,900,397	106,824,523	17.47%	19.19%
Other members	—	5,518,284	0.86%	0.81%
Total	4,900,397	112,342,807	18.34%	20.00%

Item 7.	Significant Shareholders and Related Party Transactions

A. Significant Shareholders

As of December 31, 2020, we had 639,413,408 outstanding shares of common stock, consisting of 11,235,670 Class A shares and 628,177,738 Class B shares. Each share of our common stock represents the same economic interests, except that holders of our Class A shares are entitled to five votes per share and holders of our Class B shares are entitled to one vote per share. Other than noted differences among holders of Class A shares and holders of Class B shares, the holders of these shares listed in the table below do not have different voting rights.

The following table sets forth information regarding the ownership of our Class A and Class B shares as of December 31, 2020:

	Class A	Class B		Total	% of capital	% of votes
ANSES	0	184,120,650		184,120,650	28.80%	26.90%
Trust JHB (1)	5,995,496	104,473,881		110,469,377	17.28%	19.65%
Delfín Jorge Ezequiel Carballo	4,899,897	106,824,523		111,724,420	17.47%	19.19%
Other	340,277	232,758,684	(2)	233,098,961	36.45%	34.26%
Total	11,235,670	628,177,738		639,413,408	100.00%	100.00%

(1)	Upon the death of Jorge Horacio Brito, his shares were transferred ad referendum of the Central Bank of Argentina to a Trust whose beneficiaries are his forced heirs.
(2)	Includes The Bank of New York Mellon as depositary of our ADSs.

The table below represents the evolution of our capital stock and the material changes in equity participation of the significant shareholders, in both cases, for the last three years:

Date	Capital Stock (Shares)	Event	Significant Shareholders
December 31, 2018	669,663,021		Jorge H. Brito 16.59%; Delfín Jorge Ezequiel Carballo 16.68%; ANSES (as manager of the Fondo de Garantía de Sustentabilidad) 27.49%

December 31, 2019	639,413,408	Decrease by 30,265,275 (1) Increase by 15,662 (2)	Jorge H. Brito 17.37%; Delfín Jorge Ezequiel Carballo 17.47%; ANSES (as manager of the Fondo de Garantía de Sustentabilidad) 28.80%

December 31, 2020	639,413,408		Trust JHB (3) 17.28%; Delfín Jorge Ezequiel Carballo 17.47%; ANSES (as manager of the Fondo de Garantía de Sustentabilidad) 28.80%

(1)	Capital reduction as approved by the Shareholders’ Meeting held on April 30, 2019.
(2)	Increase in share capital due to the merger of Banco Macro S.A. and Banco del Tucumán S.A. as approved by the Shareholders’ Meeting held on April 30, 2019.
(3)	Upon the death of Jorge Horacio Brito, his shares were transferred ad referendum of the Central Bank of Argentina to a Trust whose beneficiaries are his forced heirs.

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

For the years ended December 31, 2018, 2019 and 2020 an aggregate of Ps. 2,617.6 million, Ps. 4,510.7 million and Ps. 1,810.3 million, respectively, in financial assistance granted by us (including loans, leases and guarantees granted) was outstanding to related parties (not including main subsidiaries). All financial assistance to related parties (a) were made in the ordinary course of business; (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

Likewise, as of December 31, 2018, 2019 and 2020, the total amount of deposits made by related parties (not including main subsidiaries) to us amounted Ps. 16,019.1 million, Ps. 19,615.4 million, and Ps. 4,441.2 million, respectively.

For further information regarding related party transactions see note 19 “Related parties” to our audited consolidated financial statements as of December 31, 2020 and 2019.

C. Interest of experts and counsel

Not applicable.

Item 8.	Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18 and our audited consolidated financial statements as of December 31, 2020 and 2019 included in this annual report.

Legal Proceedings

We are involved in normal collection proceedings and other legal proceedings in the ordinary course of business. Also, we are involved in some class actions, some of which have been settled and others appealed by the Bank. However, we are not involved in any litigation or other legal proceedings that, if adversely determined, would individually or in the aggregate have a material adverse effect on our operations.

For further information regarding legal proceedings, see note 49 “Tax and other claims” to our audited consolidated financial statements as of December 31, 2020 and 2019. In connection with such claims, our management and its tax and legal advisors believe there are no additional significant effects to those already recognized in the books that may result from the final outcome of such claims.

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

Dividend Policy

The decision to distribute the dividends also corresponds to the Shareholders’ Meeting, based pursuant to the Central Bank Rules and on the recommendation of the Board of Directors. The Bank is not obliged to distribute profits, being at the exclusive discretion of the Shareholders’ Meeting the determination of the maximum amount, pursuant to the Central Bank Rules and opportunity and the form of payment of the dividends to the network, being able to delegate this power to the Board of Directors. Likewise, the Shareholders’ Meeting may create special reserves for future distributions of dividends, provided that they are reasonable and respond to a prudent administration, which it can disaffect if it considers its distribution pertinent. Article 32 of the Bank’s bylaws establishes the purpose that the Shareholders’ Meeting should give to the net and realized profits, resulting from the financial statements approved by such body.

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

The following table sets forth the cash dividends paid to our shareholders from 2003 through 2020. All banks were prohibited by the Central Bank from paying dividends in respect of the results of 2001 and 2002.

Based on financial statements for year ended December 31,	Payment Dates		Dividends per Share (in Pesos, not adjusted for inflation)		Aggregate Dividend Payment (in millions of Pesos, not adjusted for inflation)
2003	July 2004		0.10		60.9
2004	April 2005		0.05		30.4
2005	May 2006		0.10		68.4
2006	May 2007		0.15		102.6
2007	May 2008		0.25		171.0
2008	September 2009		0.25		149.9	(1)
2009	June 2010		0.35		208.1
2010	May 2011		0.85		505.3
2011	—		0.00		0.0
2012	—		0.00		0.0
2013	July 2014		1.02		596.3
2014	March 2016		0.39		227.7	(2)
2015	August 2016		1.10		643.0
2016	June 2017		1.20		701.5
2017	May 2018		5.00		3,348.3
2018	May 2019		10.00		6,394.0
2019		(3)		(3)		(3)
2020		(4)		(4)		(4)

(1)	For fiscal year ended December 31, 2008, dividends paid in cash were Ps.148.3 million based on the outstanding number of shares on the payment dates.
(2)

For the fiscal year ended December 31, 2014, we sought authorization from the Central Bank to distribute Ps.596.3 million (Ps.1.02 per share) and in February 2016 we received authorization to distribute Ps.227.70 million (Ps.0.3895 per share).

(3)

The shareholder´s meeting held on April 30, 2020 resolved to approve a cash dividend for a total amount of Ps. 12,788.3 million subject to prior authorization of the Central Bank. In addition, the shareholder’s meeting held on October 21, 2020 resolved to approve a complementary dividend for a total amount of Ps. 3,791.7 million subject to prior authorization of the Central Bank. Pursuant to Communication “A” 7181 of the Central Bank, the distributions of profits are suspended until June 30, 2021.

(4)

The Board of Directors´ meeting held on March 17, 2021, resolved to submit for discussion by the Shareholders’ Meeting the motion to distribute the amount of Ps.15.64 per share, which shall mean a total amount to be distributed of AR$ 10,000.4 million subject to prior authorization of the Central Bank.

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

In accordance with the applicable CNV Rules, cash dividends must be paid to shareholders within thirty (30) days of the shareholders’ meeting approving such dividends. According to the BYMA rules, entities whose pay their dividends in cash, must start with the payments within ten (10) days as of the shareholders´ meeting approval. In the case of stock dividends, shares are required to be delivered within three months of our receipt of notice of the CNV authorization for the public offering of the shares arising paid as dividends.

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

This requirement shall be deemed fulfilled only if there are no defects in the integration of the minimum capital position, both individual and consolidated, for the closing for the corresponding year to the unassigned results considered or in the last closed position verified, both of which present less excess of integration with respect to the requirement. We have obtained authorization from the Central Bank to distribute dividends for fiscal years 2003 through 2010. For fiscal years ended December 31, 2011 and 2012 we were not able to distribute dividends because we did not reach the regulatory threshold for dividend distribution under Central Bank Rules. For fiscal year 2013, 2014, 2015 and 2016, we sought authorization from the Central Bank to distribute dividends, which we paid in July 2014, March 2016, August 2016 and June 2017. As a result of certain regulatory modifications introduced by the Central Bank, dividend payments made for the years 2017 and 2018 did not require prior authorization. The dividend payment for the year 2019 is still pending authorization from the Central Bank.

On January 31, 2020, the Central Bank issued Communication “A” 6886, pursuant to which financial entities must obtain prior approval of the Central Bank in order to distribute dividends. The Superintendency shall take into account the effects of the enforcement of section 5.5 of the International Financial Reporting Standards 9 by Communication “A” 6430 and the restatement of the financial statements as provided by Communication “A” 6651, among others. The dividend payment for the year 2019 is still pending authorization from the Central Bank.

On March 19, 2020, in the midst of the COVID-19 crisis, the Central Bank issued Communication “A” 6939, as amended from time to time, by virtue of which the distribution of dividends by financial entities was temporarily suspended until June 30, 2021.

For more information, see Item 4.B.—Business Overview—Argentine Banking Regulation—Liquidity and Solvency Requirements—Requirements Applicable to Dividend Distribution.”

Additional regulatory and contractual restrictions exist which could affect the distribution of earnings and are included in note 50 “Restriction on dividends distribution” of our audited consolidated financial statements as of December 31, 2020 and 2019.

Legal reserve requirement

Pursuant to the Financial Institutions Law, we are required to maintain a legal reserve which must be funded with no more than 20% and no less than 10% of yearly income (which is calculated over the income that arise from the statutory financial statements), in accordance with Central Bank Rules. Pursuant to Central Bank Rules, we maintain a legal reserve which is funded with 20% of our yearly income, which may differ in certain significant aspects with IFRS (For more information see note 50 “Restriction on dividends distribution” of our audited consolidated financial statements as of December 31, 2020”). This reserve can only be used during periods in which a financial institution has incurred losses and has exhausted all other reserves. If a financial institution does not comply with the required legal reserve, it is not allowed to pay dividends to its shareholders.

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

As of December 31, 2020 our capital stock consisted of Ps.639,413,408, represented by 11,235,670 common, book-entry Class A shares, with a par value of one Peso each and the right to five votes per share, and 628,177,738 common, book-entry Class B shares, with a par value of one Peso each and the right to one vote per share.

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

By means of CNV’s General Resolution No. 830/2020, dated April 3, 2020, publicly offered entities are allowed to hold remote shareholders and board of directors meetings, via electronic means, even if their respective bylaws do not provide for this, respecting the minimum requirements to ensure the integrity of the vote of each participant and the presence of all shareholders and members, respectively.

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

C. Material Contracts

In 2020, several banks of the argentine financial system constituted Play Digital S.A., a society that developed the fintech platform called “Modo”. Initially, the shareholders’ were Banco de Galicia y Buenos Aires SAU, Banco BBVA Argentina SA, Banco Santander Río SA and Banco Macro SA. Subsequently, other banks were accepted as shareholders together with the abovementioned, and at the date of this annual report there are 32 shareholder banks. Modo is an online wallet that allows its users to send and request money between contacts, integrate all their cards and bank accounts into a single software application and pay through Quick Response (QR) codes. At the date of this annual report, the Bank holds 9.9545% of the total shareholder equity of Play Digital S.A.

During the past two years we did not enter into or became party to another contract that is required to be disclosed under this item, other than the above-mentioned society.

D. Exchange Controls

On September 1, 2019, after the market disruptions caused by the results of the PASO elections, with the purpose of strengthening the normal functioning of the economy, fostering a prudent administration of the exchange market, reducing the volatility of financial variables and containing the impact of the variations of financial flows on the real economy, the Argentine government issued Decree

No. 609/2019 whereby foreign exchange controls were temporarily reinstated. The decree: (i) reinstated, originally until December 31, 2019, the exporters’ obligation to repatriate the proceeds from exports of goods and services in the terms and conditions set forth by the Central Bank’s implementing regulations and settle for Pesos through the FX Market; and (ii) authorized the Central Bank to (a) regulate access to the FX Market for the purchase of foreign currency and outward remittances; and (b) set forth regulations to avoid practices and transactions aimed to circumvent, through the use of securities and other instruments, the measures adopted through the decree. On the same date, the Central Bank issued Communication “A” 6770, which was subsequently amended and supplemented by further Central Bank communications.

At present, foreign exchange regulations have been consolidated in a single regulation, Communication “A” 6844, as subsequently amended and supplemented from time to time by Central Bank’s communications (the “FX Regulations”). Below is a description of the main exchange control measures implemented by the FX Regulations:

Specific provisions for inward remittances

Repatriation and settlement of the proceeds of exports of goods.

In accordance with section 7.1 of the FX Regulations, exporters must repatriate, and settle in Pesos through the FX Market, the proceeds of their exports of goods cleared through customs as from September 2, 2019.

Although the FX Regulations maintain the obligation to repatriate export proceeds to Argentina through the FX Market, in accordance with section 2.6, exporters are authorized to avoid the settlement in Pesos to the extent that: (a) the funds are credited in foreign-denominated accounts in the name of the exporter, opened at local banks; (b) the funds are brought to Argentina within the applicable terms; (c) the funds are simultaneously applied to the making of payments for which the regulations grant access to the FX Market, subject to any applicable caps; (d) if the funds correspond to the proceeds of new external financial indebtedness and are applied to the prepayment of foreign currency-denominated loans with local banks, the new indebtedness must have a longer average life than the local indebtedness, and (e) the mechanism is tax-neutral.

Amounts collected in foreign currency for insurance claims related to the exported goods must also be repatriated and settled in Pesos in the FX Market, up to the amount of the insured exported goods.

Moreover, through section 8 of the FX Regulations, the Central Bank reinstated the export proceeds monitoring system, setting forth rules governing such monitoring process and exceptions thereof. Exporters will need to appoint a financial entity in charge of monitoring compliance with the aforementioned obligations.

Decree No. 661/2019 clarified that the collection of the export benefits set forth under the Argentine Customs Code shall be subject to the exporter complying with the repatriation and peso settlement obligations imposed by the new FX Regulations.

Finally, the FX Regulations authorize the application of export proceeds to the repayment of: (i) pre-export financings and export financings granted or guaranteed by local financial entities; (ii) foreign pre-export financings and export advances settled in the FX Market, provided that the relevant transactions were entered into through public deeds or public registries; (v) financings granted by local financial entities to foreign importers; and (vi) financial indebtedness under contracts executed prior to August 31, 2019 providing for cancellation thereof through the application abroad of export proceeds. The application of export proceeds to the repayment of other indebtedness shall be subject to Central Bank approval.

Obligation to repatriate and settle in Pesos the proceeds from exports of services

Section 2.2 of the FX Regulations imposes to exporters the obligation to repatriate, and settle in the FX Market, the proceeds from exports of services within 5 business days following payment thereof.

Sale of non-financial non-produced assets

Pursuant to section 2.3 of the FX Regulations, the proceeds in foreign currency of the sale of non-financial non-produced assets must be repatriated and settled in Pesos in the FX Market within 5 business days following either the perception of funds in the country or abroad, or their accreditation in foreign accounts.

External financial indebtedness

Section 2.4 of the FX Regulations have reinstated the requirement to repatriate, and settle in Pesos through the FX Market, the proceeds of new financial indebtedness disbursed from and after September 1, 2019 as a condition for accessing the FX Market to make debt service payments thereunder. Although the regulations do not establish a specific term for repatriation, this requirement shall be met any time prior to accessing the FX Market. The reporting of the debt under the reporting regime established by Communication “A” 6401 (as amended and restated from time to time, the “External Assets and Liabilities Reporting Regime”) is also a condition to access the FX Market to repay debt service.

Subject to compliance with the aforementioned obligations, access to the FX Market is granted for the repayment of debt services at maturity or up to 3 business days in advance. In addition, as set forth by section 3.5 of the FX Regulations, access to the FX Market for prepayments will be granted, provided all of the following conditions are met: (i) the prepayment is simultaneous with the conversion of the new indebtedness to Pesos; (ii) the new indebtedness has a higher average life than the outstanding of the current debt being prepaid; and (iii) the first principal payment under the new indebtedness is (a) at a later date and (b) for an amount not greater than, the scheduled principal payment under the existing debt being prepaid.

Moreover, section 3.11 of the FX Regulations authorizes (1) local borrowers under (A) foreign financial indebtedness with non-related creditors and (B) foreign indebtedness to finance the import of goods granted by foreign financial entities or official credit agencies, and (2) Argentine security trusts created to guarantee indebtedness detailed in (1)(A) and (1)(B) above, to access the FX Market to purchase foreign currency to constitute the guarantees for the amounts required under the relevant loan agreements, subject to compliance with the following conditions: (a) the relevant indebtedness grants the relevant borrower access to the FX Market for repayment and the agreements provide for debt service guarantee accounts; (b) the funds are transferred to accounts opened in local financial entities; credit into offshore accounts shall only be admitted if that is the only alternative set forth under the financing documents provided that such financing documents were entered into before August 31, 2019; (c) the amount accumulated in guarantee accounts does not exceed the amount of the next debt service payment; (d) the daily purchases do not exceed 20% of the maximum amount mentioned in (c); and (e) the bank must review the financing documents and confirm that the aforementioned conditions are met. Any funds not applied to cancel debt services must be settled through in Pesos in the FX Market within 5 business days from the corresponding debt service payment date.

Additionally, article 3.3 of the FX Regulations states that the Central Bank’s prior approval will be required to access the FX Market for the repayment of debts for imports of goods and services.

Duly registered securities that are denominated and payable in foreign currency in Argentina

In accordance with section 2.5 of the FX Regulations issued by the Central Bank, resident debt issuers are granted access to the FX Market for the payment at maturity of principal and interest under new duly registered issuances of debt securities that are denominated and payable in foreign currency in Argentina, to the extent they (i) are fully subscribed in foreign currency, and (ii) the proceeds from the issuance are settled through the FX Market. However, the settlement of the proceeds from the issuance shall not be required for the future access to the FX Market for repayment of domestic issuances as provided in (ii) above, provided that certain conditions are met (i.e., the proceeds are deposited in a local foreign currency-denominated bank accounts and are simultaneously applied to transactions having access to the FX Market, and the mechanism is tax neutral, among others).

Payments of local debt securities denominated in foreign currency among residents

In accordance with section 3.6 of the FX Regulations, access to the FX Market for the payment of foreign currency denominated obligations between Argentine residents executed from September 1, 2019 is subject to prior approval from the Central Bank. With regard to existing transactions as of such date, access is authorized; provided that the relevant transactions were entered into through public deeds or public registries. These prohibitions do not apply to loans in foreign currency granted by local financial entities, including payments of credit cards.

Access to the FX Market by security trusts for principal and interest payments.

Pursuant to section 3.7 of the FX Regulations, Argentine security trusts created to guarantee principal and interest payments by resident debtors may access the FX Market in order to make such payments at their scheduled maturity, to the extent that, pursuant to the current applicable regulations, the debtor would have had access to the FX Market to make such payments directly. Also, subject to certain conditions, a trustee may access the FX Market to guarantee certain capital payments and interest on financial debt abroad and anticipate access to it.

Specific Provisions Regarding Access to the Exchange Market

Residents are authorized to access the FX Market for the payment of import of goods in accordance with section 10.1 of the FX Regulations. This regulation sets forth different requirements depending on whether it relates to the payment of imports of goods with customs clearance or the payments of import of goods pending customs clearance. Also, the imports and import payments monitoring system (SEPAIMPO) has been reinstated, setting forth rules governing such monitoring process and exceptions thereof.

Pursuant to the FX Regulations, the local importer must appoint a local financial entity to act as a monitoring bank, which will be responsible for verifying compliance with the applicable regulations, including, among others, the liquidation of import financing and the entry of imported goods.

Payment of services provided by non-residents

Pursuant to section 3.2 of the FX Regulations, residents may access the FX Market for payment of services provided by non-residents (except affiliates), as long as it is verified that the operation has been declared, if applicable, in the last presentation of the External Assets and Liabilities Reporting Regime.

Access to the FX Market for the prepayment of debts for services requires prior authorization by the Central Bank. Such approval will be also required to pay services rendered by foreign affiliates, provided, however, that the following transactions will be exempted:

(i)

in the case of credit card issuers, remittances related to tourism and travel activities will be exempted, to the extent that they do not relate to transactions requiring the Central Bank’s prior approval as set forth in the FX Regulations;

(ii)	collections of funds relating to services rendered by non-residents to residents, made by local agents in Argentina;

(iii)	expenses paid by local institutions to offshore institutions in their ordinary course of business;

(iv)	payments of reinsurance premiums abroad, provided that the transfer abroad is made in the name of a foreign beneficiary qualified by the Argentine Superintendence of Insurance;

(v)	transfers made by travel assistance companies in connection with health-coverage related losses arising from services rendered abroad by third parties to their resident customers; and

(vi)

payments under operating leases of vessels authorized by the Argentine Ministry of Transport and solely intended to provide services to another non-affiliated resident, provided that the amount payable abroad does not exceed the amount paid by the latter, net of commissions, reimbursement of expenses or other items that should be withheld by the resident who makes the payment abroad.

Repayment of principal and interest of imports of goods and services

Access to the FX Market for the repayment of principal and interest of imports of goods and services is granted provided that the operation has been declared, if applicable, in the last overdue presentation of the External Assets and Liabilities Reporting Regime.

Access to the FX Market for the prepayment of debts for imports of goods and services shall require prior authorization by the Central Bank.

Payments of principal and interest of foreign financial indebtedness

Section 7 of Communication “A” 7106 of the Central Bank establishes that debtors with scheduled principal payments maturing between October 15, 2020 and March 31, 2021 relating to (i) foreign financial indebtedness of the non-financial private sector with a creditor who is not a counterparty related to the debtor; (ii) foreign financial indebtedness on account of transactions of the debtor and/or (iii) issuances of debt securities publicly registered in Argentina, denominated in foreign currency, of private sector customers or of the financial entities themselves, had to submit a refinancing plan to the Central Bank in line with the following criteria (the “Refinancing Plan”):

(a) debtors were given access to the FX Market on the original maturity dates to make payments of net principal amounts not exceeding forty percent (40%) of the principal amounts due; and

(b) the balance of the principal amount shall have to be refinanced, at least, by means of a new foreign indebtedness with an average life of two (2) years.

Further, section 7 of Communication “A” 7106 of the Central Bank provides that, in addition to the refinancing granted by the original creditor, proceeds from new foreign financial indebtedness with other creditors shall also be computed, provided that the proceeds obtained therefrom be transferred and settled through the FX Market. In the case of issuances of debt securities publicly registered in Argentina and denominated in foreign currency, new issuances shall also be computed provided that certain conditions are met. In addition, Communication “A” 7106 established that the Refinancing Plan was to be submitted to the Central Bank before September 30, 2020 in respect of repayments maturing on or before December 31, 2020. In turn, for repayments maturing between January 1, 2021 and March 31, 2021, the Refinancing Plans had to be submitted no later than thirty (30) calendar days in advance of the due date for repayment of the principal to be refinanced. The abovementioned provisions shall not apply to: (i) indebtedness with international organizations or associated agencies thereof or secured by them; (ii) indebtedness granted to the debtor by official credit agencies or secured by them; and (iii) when the amount for which access to the FX Market is requested for repayment of principal under such indebtedness does not exceed the equivalent of US$ 1,000,000 (one million U.S. dollars) per calendar month, and US$ 2,000,000 (two million U.S. dollars) in the case of access to the foreign exchange market for the payment of principal as from April 1, 2021.

Additionally, by means of Communication “A” 7230, the Central Bank established that the provisions of item 7. of Communication “A” 7106 will be applicable to those debtors who have scheduled principal maturities between April 1, 2021 and December 31, 2021 for the indebtedness detailed therein. In such case, the refinancing plan must be submitted to the Central Bank before March 15, 2021 for principal maturities scheduled between April 1, 2021 and April 15, 2021. In the remaining cases, it must be submitted at least 30 calendar days prior to the maturity of the principal to be refinanced.

Lastly, it established that the presentation of the plan provided for in item 7. of Communication “A” 7106 shall not be necessary when the maturities correspond to: i) indebtedness originated as from 01.01.2020 and whose funds have been deposited and settled in the foreign exchange market; ii) indebtedness originated on or after 01.01.2020 and which constitute refinancing of principal maturities subsequent to that date, to the extent that the refinancing has made it possible to reach the parameters set forth in said point; and iii) the remaining portion of maturities already refinanced to the extent that the refinancing has made it possible to reach the parameters set forth in said item.

Through Communication “A” 7133 (amended by Communication “A” 7196), the Central Bank provided that:

(1) access to the FX Market up to 45 calendar days prior to the maturity date for the payment of principal of and interest on foreign financial debts or debt securities publicly registered in Argentina and denominated in foreign currency will be allowed if the prepayment is made by virtue of a debt refinancing process that complies with the provisions set forth in Communication “A” 7106 mentioned above and, additionally, when all of the following conditions are met: (a) the amount of interest paid does not exceed the amount of interest accrued on the refinanced indebtedness up to the date the refinancing was settled, and (b) the accumulated amount of the principal maturities of the new debt does not exceed the amount that the principal maturities of the refinanced debt would have accumulated;

(2) access to the FX Market prior to the maturity date for payment of interest on foreign financial debts or debt securities publicly registered in Argentina and denominated in foreign currency will be allowed if the prepayment is consummated as part of a process for the exchange of debt securities issued by the customer and all of the following conditions are met: (a) the amount paid before maturity corresponds to interest accrued as at the closing date of the exchange; (b) the average life of the new debt securities is longer than the remaining average life of the exchanged security; and (c) the accumulated amount of the principal maturities of the new securities does not exceed at any time the amount that the principal maturities of the exchanged securities would have accumulated; and

(3) pursuant to the provisions of section 7 of Communication “A” 7106 concerning scheduled principal repayments maturing between October 15, 2020 and March 31, 2021: (a) the Central Bank will consider the Refinancing Plan established therein completed when the debtor accesses the FX Market to pay off capital in an amount exceeding 40% of the principal amount that was then due, to the extent that the debtor settles currency on the FX Market as from October 9, 2020, in an amount equal to or greater than the excess over such 40%, on account of (i) foreign financial indebtedness, (ii) issuance of debt securities publicly registered abroad, (iii) issuance of debt securities publicly registered in Argentina and denominated in foreign currency that meet the conditions set forth in section 3.6.4 of Communication “A” 6844 of the Central Bank, and (b) in the case of debt securities publicly registered in Argentina or abroad, issued on or after October 9, 2020, with an average life of not less than two years, and the delivery of which to the creditors has allowed to reach the parameters provided in the proposed Refinancing Plan, the foreign currency settlement requirement was considered fulfilled for the purposes of being allowed access to the FX Market for the service of principal and interest thereon.

In line with the Central Bank, the CNV issued General Resolution No. 861 to facilitate the refinancing of debt through the capital markets. In this regard, the CNV provided that whenever the issuer intends to refinance debt through an exchange offer or new issues of debt securities, in both cases in exchange for or to be paid with debt securities previously issued by the company and placed privately and/or with preexisting credits against such company, the requirement of placement through public offering will be regarded as met if the new issue is underwritten in this way by the creditors of the company whose debt securities without public offering and/or preexisting credits represent a percentage that does not exceed thirty percent (30%) of the aggregate amount actually placed, and the remaining percentage is underwritten and paid in cash or in kind by tendering debt securities originally placed through public offering, or other debt securities publicly offered and listed and/or traded on markets authorized by the CNV, issued by the same company, by persons who are domiciled in Argentina or in countries that are not included in the list of non-cooperative jurisdictions for tax purposes, listed in section 24 of the Annex to Decree No. 862/2019 or anyone that may replace it in the future. Additionally, General Resolution No. 861provided for mandatory compliance with certain conditions to consider that the public offering requirement has been met.

Payment of principal and interest on registered debt securities with foreign clearing

On February 4, 2021, the Central Bank issued Communication “A” 7218, which provides access to the FX Market to Argentine residents for the payment of principal and interest on notes registered with foreign clearing and central securities depository agencies issued as from February 5, 2021, which have been partially settled with foreign currency in Argentina, to the extent that all of the following conditions are met, (i) the borrower provides evidence of exports made prior to the issuance of the notes, or that the proceeds of the issuance of such notes were used for making payments abroad; provided that one of the two (2) conditions is met, access to the FX Market shall not require the prior approval of the Central Bank; (ii) the average life of the notes shall not be less than five (5) years; (iii) the first payment of principal under the notes shall not occur before three (3) years as from the issue date; (iv) the notes subscribed locally in Argentina and settled locally with foreign currency shall not exceed 25% of the aggregate amount of notes subscribed; and (v) all of the funds of the offering shall be settled through the FX Market prior to the borrower accessing the FX Market for the first time for paying interest and/or principal under the notes.

Prepayment of financing denominated in foreign currency granted by local financial institutions

The Central Bank’s prior approval shall be required to access the FX Market to prepay foreign currency financing granted by local financial institutions, unless they relate to payments of credit card purchases made in foreign currency.

Payment of dividends and corporate profits

In accordance with section 3.4 of the FX Regulations, access is granted to the FX Market to pay dividends to non-resident shareholders, subject to the following conditions:

•

Maximum amounts: The total amount of transfers made through the FX Market for payment of dividends to non-resident shareholders may not exceed the 30% of the total value of the capital contributions made in the relevant local company that entered and settled through the FX Market as of January 17, 2020. The total amount paid to non-resident shareholders shall not exceed the corresponding amount denominated in Pesos determined by the shareholders’ meeting to be distributed as dividends.

•

Minimum Period: Access to the FX Market will only be granted after a period of not less than thirty (30) calendar days has elapsed as from the date of the settlement of the last capital contribution that is taken into account for determining the aforementioned 30% cap.

•

Documentation requirements: Dividends must be the result of closed and audited balance sheets. When requesting access to the FX Market for this purpose, evidence of the definitive capitalization of capital contributions must be provided or, if not available, evidence of filing of the process of registration of the capital contribution before the Public Registry shall be provided. In this case, evidence of the definitive capitalization shall be provided within 365 calendar days from the date of the initial filing with the Public Registry. If applicable, the External Assets and Liabilities Reporting Regime shall have been complied with.

Access to the FX Market by other residents -excluding entities- for the formation of external assets and for derivatives transactions

Section 3.10 of the FX Regulations sets forth that access to the FX Market for the build-up of foreign assets and for derivatives transactions by local governments, mutual funds, other universalities established in Argentina, requires prior authorization by the Central Bank.

Derivatives transactions

Section 4.4 of the FX Regulations requires that derivatives transactions, including payment of premiums, constitution of collateral and settlement of futures, forwards, options and other derivatives, shall, as of September 11, 2019, be made in local currency (i.e., Pesos).

Likewise, access to the FX Market is granted for the payment of premiums and settlements, margins and other collateral in connection with interest rate hedge agreements for foreign debt declared and validated, if applicable, in the External Assets and Liabilities Reporting Regime, as long as such agreements do not cover higher risks than external liabilities of the recorded debtor’s interest rate risk being covered.

An entity authorized to operate in the FX Market must be designated by the debtor to track the operation and an affidavit must be provided in which the debtor undertakes to repatriate and settle the funds that are in favor of the local client as a result of such operation, or as a result of the release of the funds of the constituted as collateral, in Pesos within the following five (5) business days.

Additional Requirements Regarding Access to the Exchange Market

On May 28, 2020, the Central Bank issued Communication “A” 7030, as amended by Communications “A” 7042, 7052, 7068, 7079, 7094, 7151, 7193 and 7239 (“Communication 7030”), which established additional requirements on outflows made through the FX Market. Below is a brief description of such measures:

(i)    Additional requirements on outflows through the FX Market

In the case of certain outflows made through the FX Market (i.e., payments of imports and other purchases of goods abroad; payment of services rendered by non-residents; remittances of profits and dividends; payment of principal of and interest on external indebtedness; payments of interest on debts for the import of goods and services; payments of indebtedness in foreign currency owed by residents made through trusts organized in Argentina to secure the provision of services; payments under foreign currency-denominated debt securities publicly registered in Argentina and liabilities in foreign currency owed by residents; purchases of foreign currency by resident individuals for the purpose of forming external assets, providing family assistance and entering into derivative transactions (other than those made by individuals on account of the formation of external assets), purchase of foreign currency by individuals to be simultaneously used to purchase real estate in Argentina with a mortgage loan; purchase of foreign currency by other residents (excluding financial institutions) to form external assets and in connection with derivative transactions; other purchases of foreign currency by residents for specific uses and under interest rate hedge agreements in connection with liabilities incurred by residents that have been reported and validated under the External Assets and Liabilities Reporting Regime), the financial institution shall obtain the Central Bank’s prior approval before processing the transaction, unless it has obtained an affidavit executed by the legal entity or individual stating that, at the moment of accessing the local exchange market:

a)

Holding foreign currency in Argentina and non-holding of available external liquid assets. The customer shall certify that all foreign currency in Argentina is available in accounts with financial institutions and that the customer had no external liquid assets available at the beginning of the day when access to the market was requested in an amount higher than the equivalent to US$ 100,000.

Communication 7030 provides a merely illustrative list of liquid external assets including, among others, holdings of foreign currency bills and coins, holdings of coined gold or gold bars for good delivery, demand deposits with financial institutions abroad and other investments that allow for immediate availability of foreign currency including, for example, investments in external government securities, funds held in investment accounts with investment managers abroad, crypto-currency, funds in payment service providers’ accounts, etc.

Available liquid external assets are not understood to include those funds deposited abroad that may not be used by the legal entity or individual as they are reserve or security funds set up in compliance with the requirements under borrowing agreements abroad or funds set up as collateral under derivative transactions consummated abroad.

If the legal entity or individual had liquid external assets available in an amount higher than the sum specified in the first paragraph, the financial institution may also accept an affidavit provided it is satisfied that such amount shall not be exceeded on the grounds that, either partially or totally, such assets:

i.	were used during such day to make payments that would have required access to the local exchange market;

ii.	were transferred to the legal entity or individual to a correspondent account of a local institution licensed to deal in foreign exchange;

iii.

are funds deposited in bank accounts abroad from collections of exports of goods and/or services or advances, pre- or post-export financing of goods by non-residents, or from the disposal of non-financial non-produced assets in respect of which the term of 5 business days after collection has not yet expired; or

iv.

are funds deposited in bank accounts abroad from financial indebtedness abroad and the amount thereof does not exceed the equivalent amount payable as principal and interest within the next 120 calendar days.

The affidavit filed by legal entities or individuals shall expressly indicate the value of their liquid external assets available as of the beginning of the day as well as the amounts allocated to each of the situations described in paragraphs i) through iv), as applicable.

b)

New inflows and settlement of foreign currency from collections of loans granted to third parties and time deposits or sales of any asset, provided same were purchased and granted after May 28, 2020. Customers’ affidavits shall include a commitment to settle in the FX Market, within a term of five business days upon being made available, those funds received from abroad from the collection of loans granted to third parties, the collection of a time deposit or the sale of any asset, provided the asset had been purchased, the time deposit had been made or the loan had been granted after May 28, 2020.

The filing of affidavits shall not be required for outflows through the FX Market in the following cases: (1) the exchange institution’s own transactions, acting as customer; (2) payment of financing in foreign currency granted by local financial institutions in connection with purchases in foreign currency using credit or shopping cards; and (3) payments abroad by credit card companies that are not financial institution in connection with the use of credit, shopping, debit or pre-paid cards issued in Argentina.

Additionally, Communication “B” 12082 of the Central Bank established that, prior to allowing any outflow of funds abroad, financial institutions are required to check the online system implemented by the Central Bank to verify if the customer that intends to access the FX Market is included in the list of CUITs (Tax Identification Numbers) showing inconsistent foreign exchange transactions.

(ii)    Payment of imports of goods by accessing the FX Market until June 30, 2021.

In addition to complying with the filing requirement as set forth in paragraph (i) above, item 2 of Communication 7030 sets forth that, for the purposes of accessing the FX Market to pay imports of goods or the principal amount of debts arising from the import of goods, legal entities and individuals shall obtain the Central Bank’s prior approval, unless any of the following situations occurs:

a)

The entity has received an affidavit from the client stating that the total amount of payments associated with its imports of goods processed through the exchange market during 2020, including the payment whose course is being requested, does not exceed in more than US$ 1,000,000, the amount by which the importer would have access to the exchange market when computing the imports of goods that appear in his name in the system for tracking payments of imports of goods (SEPAIMPO) and that were made between January 1, 2020 and the day prior to accessing the FX Market, plus the amount of payments made under other exceptions, subtracting the amount pending to be entered into Argentina, related to payments of imports with pending customs registration made between September 1, 2019 and December 31, 2019, plus the amount of payments made through the FX Market as of July 6, 2020, corresponding to imports of goods entered by particular request or courier that have been shipped previously, have not arrived in the country before that date.

b)

In the case of a deferred payment or at sight payment of imports corresponding to operations that have been shipped as of July 1, 2020 or that, having been shipped previously, did not have arrived in the country before that date.

c)

It is a payment associated with an operation not included in section b) above, to the extent that it is destined to the cancellation of a commercial debt for imports of goods with an export credit agency or a foreign financial entity or that was guaranteed by either of such entities.

d)

It is a payment made by: i) the public sector, ii) entities in which the Argentine State has a majority participation in the capital stock or in the making of major corporate decisions or iii) trusts constituted with contributions made by the national public sector.

e)	It is an imports payment with pending customs entry registration, to be made by an entity in charge of the provision of critical drugs to be entered by private request by the beneficiary.

f)

It is an imports payment with pending customs entry registration made for the purchase of COVID-19 detection kits or other products with tariff positions that are included in the list included in Decree No. 333/2020 as amended.

g)

The financial entity has received an affidavit from the client stating that, including the advanced import payment which is being requested, plus the amounts included in a), do not exceed US$ 3,000,000 (three million US dollars) and that these payments are related to imports of products related to the provision of medication or other goods related to medical assistance and/or health care directed to the population or supplies that are necessary for their local preparation.

Prior to authorizing payments for imports of goods, the intervening financial entity must, in addition to requesting the client’s affidavit, verify that such statement is compatible with the existing data in the Central Bank from the online system implemented for this purpose.

The amount by which importers can access the FX Market under the conditions established within the framework of section 2 of Communication “A” 7030 will be increased by the equivalent of 50% of the amounts that, the importer settles through the FX Market as export advances or pre-financing of exports from abroad with a minimum term of 180 days, as of October 2, 2020.

In the case of operations settled as of April 1, 2021, access to the FX Market will also be admitted for the remaining 50% to the extent that the additional part corresponds to advanced payments of capital goods, and that the financial entity has the documents justify the products paid correspond to tariff positions classified as BK (Capital Goods).

In the case of transactions settled on or after March 19, 2021, access to the foreign exchange market for the remaining 50% will also be allowed to the extent that it corresponds to prepayments of goods that qualify as inputs for the production of exportable goods, and the entity must have a sworn statement from the client regarding the type of goods involved and their quality as inputs in the production of goods to be exported.

(iii)    Access to the FX Market for payment of imports of goods while submission of import clearance is pending

Pursuant to Communication “A” 7138, to access the FX Market for the payment of imports of goods pending customs clearance, importers are required (in addition to the other requirements in force under the FX Regulations) to file a declaration through the Integral Import Monitoring System (Sistema Integral de Monitoreo de Importaciones or SIMI) showing the “SALIDA” status in connection with the imported goods to the extent that such declaration is required for the registration of the application for import of goods for consumption.

(iv)    Access to the FX Market for prepayment of imports

Communication “A” 7138 clarified that, effective as of November 2, 2020, payments for imports of goods pending customs clearance made between September 2, 2019 and October 31, 2019 will be considered in default if they (A) relate to (i) payments on demand upon presentation of shipping documents; (ii) payments of commercial debts abroad; and (iii) payment of commercial guarantees for imports of goods granted by local institutions, and (B) are not regularized, that is, the customer failed to furnish evidence to the institution in charge of monitoring such payment (up to the amount paid) of the existence of (i) import clearance in its name or in the name of a third party; (ii) the settlement on the FX Market of currency associated with the return of the payment made; (iii) other forms of regularization permitted under the FX Regulations; and/or (iv) the Central Bank’s acceptance of the total or partial regularization of the transaction.

Importers will not be allowed access to the FX Market to make new prepayments of imported goods until such defaulted transactions are not regularized.

(v)    Payments of principal under debts with related counterparties until June 30, 2021

The Central Bank’s prior approval is required to access the FX Market to make payments abroad of principal of financial debts when the creditor is a counterparty related to the debtor. This requirement is applicable until June 30, 2021, pursuant to Communication “A” 7239. Such requirement shall not apply to the local financial institutions’ own transactions.

Item 4 of Communication “A” 7123 of the Central Bank establishes that, for as long as the requirement to obtain prior approval to access the FX Market to pay, at maturity, principal of foreign financial indebtedness of the non-financial private sector when the creditor is a counterparty related to the debtor continues to be in place, such requirement will not be applicable if the funds have been entered and settle through the FX Market as of October 2, 2020 and the average life of the indebtedness is not less than 2 (two) years.

(vi)    Extension of the term for outflows through the FX Market in connection with the sale of securities to be settled in foreign currency or transfers to foreign depositaries

In the case of outflows through the FX Market, including by means of swap or arbitrage transactions, in addition to the requirements that apply to each particular case, financial institutions shall request the filing of an affidavit certifying that:

a)

on the day when access to the market is requested and within the prior 90 calendar days no sales of securities have been made via settlement of foreign currency or transfers thereof to foreign depositaries; and

b)

the customer filing the affidavit undertakes to refrain from selling securities to be settled in foreign currency or transferring same to foreign depositaries since the day access is requested and during a term of 90 calendar days.

The filing of the affidavit shall not be required in case of outflows through the FX Market in the following circumstances: 1) the financial institution’s own transactions, acting as customer; 2) payment of financing in foreign currency granted by local financial institutions, including payments for purchases made in foreign currency using credit or shopping cards; and 3) remittances abroad in the name of individuals who are the recipients of retirement and/or pension benefits paid by ANSES.

Communication “A” 7193

Through Communication “A” 7193, the Central Bank modified Section 2 of Communication “A” 7030 as amended, that regulated the requirements to access the FX Market for the payment of imports, in accordance with what is already reflected in “—Payment of imports with access to the exchange market until June 30, 2021.”

Likewise, Communication “A” 7193 established that financial entities will be required to obtain the prior consent of the Central Bank to provide their clients with access to the FX Market for payments, with regards to payment operations included in Sections 3.1. to 3.11. and 4.4.2. of FX Regulations (including those that are specified through exchanges or arbitrations), to individuals or entities included by the AFIP in the database of “false” invoices or equivalent documents established by such Agency. This requirement will not be applicable to access the FX Market for the payment of financing in foreign currency granted by local financial entities, including payments in foreign currency made through credit or purchase cards.

Other Specific Provisions

Access to the FX Market for savings or investments purposes of individuals

Pursuant to section 3.8 of the FX Regulations, Argentine residents may access the FX Market for the purposes of external assets’ formation, family assistance or derivative operations (with some exceptions expressly set forth) for up to U$S 200 (through debits to local bank accounts) or U$S 100 (in cash) per person per month through all authorized exchange entities. If the access entails a transfer of the funds abroad, the destination account must be an account owned by the same person.

In all cases, the person shall be obligated to submit a sworn statement expressing that the funds shall not be used for the secondary purchase of securities within the following five (5) business days. In addition, if an individual purchases securities through payment in foreign currency, the same must have been held by the client for at least 5 business days since the settlement of the transaction before their subsequent sale or transfer to another depositary. This minimum holding period shall not apply if the sale of the securities is carried out in the same jurisdiction and the settlement of the transactions is made in the same foreign currency.

Effective as of September 16, 2020, the Central Bank ordered under Communication “A” 7106 that purchases in pesos made abroad with a debit card and amounts in foreign currency acquired by individuals in the FX Market as of September 1, 2020, for the payment of obligations between residents under section 3.6 of the FX Regulations, including payments for credit card purchases in foreign currency, will be deducted, as from the subsequent calendar month, from the US$ 200 monthly quota. If the amount of such purchases exceeds the quota available for the following month or such quota has been already absorbed by other purchases made since September 1, 2020, such deduction will be made from the quotas of the following months until completing the amount of those purchases.

In addition, pursuant to Communication “A” 7106 and effective as of September 16, 2020, in order to allow access to the FX Market for the formation of external assets, the relevant institution must be provided with a customer’s affidavit whereby the customer undertakes not to enter into securities transactions in Argentina to be settled in foreign currency as from the time the customer requests access to the FX Market and for 90 calendar days thereafter.

The relevant institution shall check the online system implemented by the Central Bank to verify whether the person has not reached the limits set for the applicable calendar month or has not exceeded them in the previous calendar month and is thus entitled to enter into the foreign exchange transaction, and shall request the customer to provide an affidavit stating that such person is not a beneficiary of any “Zero Interest-Rate Loans” contemplated in section 9 of Decree No. 332/2020, as amended, “Subsidized Loans for Companies” and/or “Zero Interest-Rate Loans for Independent Workers Engaged in Cultural Activities.”

In addition, for the purpose of entering into derivative transactions relating to the payment of premiums, creation of guarantees and payments of futures, forwards, options and other derivatives, to the extent they imply a payment in foreign currency, individuals shall be required to obtain the Central Bank’s prior approval.

Access to the local exchange market is also allowed for the payment of premiums, creation of guarantees and payment of interest rate hedge agreements under obligations by residents vis-à-vis foreign creditors that are reported and validated, as applicable, under the External Assets and Liabilities Reporting Regime, provided that it does not cover risks higher than the external liabilities actually incurred by the debtor at the interest rate of the risk being hedged through such transaction. The customer who accesses the local market using this mechanism shall designate an institution authorized to deal in the FX Market which shall follow up the transaction and shall sign an affidavit committing to enter and settle the funds payable to the local customer as a result of such transaction or as a result of the release of the collateral money, within 5 business days following the date such payment or release.

Moreover, any persons who received loans denominated in pesos directed to SMEs listed in items 2 and 3 of Communication “A” 7006 of the Central Bank shall request the Central Bank’s previous authorization to access the FX Market to enter into transactions for the purpose of forming external assets, providing family assistance and entering into derivative transactions or selling securities to be settled in foreign currency or transferring such securities to other depositaries. The applicable institution shall request customers willing to access the FX Market to provide evidence of the referred authorization from the Central Bank or an affidavit to the effect that they are not beneficiaries of any financing listed in items 2 or 3 of Communication “A” 7006 of the Central Bank.

The Central Bank has also established that individuals benefitting from the provisions of item 4 of Communication “A” 6949, as supplemented, and section 2 of Decree No. 319/20 may not, until repaying in full the financed amount or while the benefit regarding the adjustment of the value of the installment continues, as applicable, (i) access the FX Market for the purpose of forming external assets, providing family assistance and entering into derivative transactions; and (ii) arrange for the sale in Argentina of securities with settlement in foreign currency or transfer them to foreign depositaries

Access to the FX Market by non-residents

In accordance with section 3.12 the FX Regulations, prior approval by the Central Bank will be required for access to the FX Market by non-residents for the purchase of foreign currency, except for the following operations: (a) international organizations and institutions that perform functions of official export credit agencies, (b) diplomatic representations and consular and diplomatic personnel accredited in the country for transfers made in the exercise of their functions, (c) representatives of courts, authorities or offices, special missions, commissions or bilateral bodies established by Treaties or International Agreements, in which the Argentine Republic is part, to the extent that transfers are made in the exercise of their functions, (d) foreign transfers in the name of individuals who are beneficiaries of retirement and/or pensions paid by the ANSES, for up to the amount paid by said agency in the calendar month and to the extent that the transfer is made to a bank account owned by the beneficiary in its registered country of residence, (e) purchase of foreign currency (in cash) by non-resident individuals for tourism and travel expenses, up to a maximum amount of U$S100 dollars, to the extent the financial entity can verify that the client has settled an amount equal or higher than the sum to be purchased within 90 days prior to the operation; and (f) transfers to offshore bank accounts by individuals that are beneficiaries of pensions granted by the National Government pursuant to Laws Nos. 24,043, 24,411 and 25,914, as supplemented.

Swap, arbitrage and securities transactions

Financial institutions may carry out currency swap and arbitrage transactions with their customers in the following cases:

(i)

inflows of foreign currency from abroad, to the extent that they do not relate to transactions subject to the obligation to settle them in the FX Market. Financial institutions shall allow inflows of foreign currency from abroad to be credited into the accounts opened by the customer in foreign currency in connection with these transactions;

(ii)

transfer of foreign currency abroad by individuals from their local accounts denominated in foreign currency to bank accounts held by such individuals abroad. Financial institutions shall require an affidavit from the customer stating that the customer has not sold any securities to be settled in foreign currency in the local market within the past 5 business days;

(iii)

transfer of foreign currency abroad by local common depositaries of securities in connection with proceeds received in foreign currency on account of services of principal and interest on Argentine Treasury bonds, when such transaction forms part of the payment procedure at the request of the foreign common depositaries;

(iv)

arbitrage transactions not originated in transfers from abroad may be made without any restrictions, to the extent that the funds are debited from an account in foreign currency held by the customer with a local financial institution. To the extent that the funds are not debited from an account denominated in foreign currency held by the customer, these transactions may be made by individuals, without the Central Bank’s prior approval, up to the amount allowed for the use of cash under items 3.8. and 3.12 of the FX Regulations;

(v)

transfers of foreign currency abroad made by individuals from their local accounts denominated in foreign currency to offshore collection accounts up to an amount equivalent to US$ 500 in any calendar month, provided that the individual provides an affidavit stating that the transfer is made to assist in the maintenance of Argentine residents who were forced to remain abroad in compliance with the measures adopted in response to the COVID-19 pandemic; and

(vi)

all other swap and arbitrage transactions may be made by customers without the Central Bank’s prior approval to the extent that they would be allowed without need of such approval in accordance with other exchange regulations. This also applies to local common depositaries of securities with respect to the proceeds received in foreign currency as payments of principal of and interest on foreign currency securities paid in Argentina.

If the transfer is made in the same currency as that in which the account is denominated, the financial institution shall credit or debit the same amount as that received from or sent abroad. When the financial institution charges a commission or fee for these transactions, it shall be instrumented under a specifically designated item.

In addition, any person who has outstanding facilities in pesos under the scope of Communications “A” 6937, “A” 6993, “A” 7006, “A” 7082 of the Central Bank, as supplemented (i.e., credit facilities at subsidized interest rates) will be prevented from selling securities to be settled in foreign currency or transferring such securities to foreign depositaries, until such facilities have been fully repaid.

Use of export proceeds for the payment of new issuances of debt securities

Pursuant to Communication “A” 7196, as of January 7, 2021, proceeds in foreign currency from exports of goods and services may be used for the payment of principal and interest under new duly registered issuances of debt securities, to the extent that:

•

such issuance corresponds to (i) an exchange of debt securities, or (ii) the refinancing of foreign financial indebtedness, concerning scheduled principal repayments maturing between March 31, 2021, and December 31, 2022; and

•

considering the transaction as a whole, the average life of new indebtedness is at least 18 months longer than the principal and interest payments being refinanced which should occur before December 31, 2022.

Use of export proceeds for the payment of debts denominated in foreign currency

Communication “A” 7138 provides for cases in which proceeds in foreign currency from exports of goods and services may be used for the payment of certain debts denominated in foreign currency, indicating that, if the conditions set forth in item 1 of Communication “A” 7123 (as amended by Communications “A” 7138 and 7196) (relating to use of proceeds, the timing of entry and settlement of funds on the FX Market and the monitoring of the transaction by a local financial institution) are met, proceeds in foreign currency from exports of goods and services may be used for:

1.	payments of principal and interest of financial debts abroad with an average life (considering services of both principal and interest) of not less than one year.

2.

the repatriation of non-residents’ direct investments in companies that do not control local financial institutions, provided that such repatriation occurs after the date of completion and implementation of the investment project and at least one year after the inflow of the capital contribution through the FX Market.

In addition, Communication “A” 7138 provided for new transactions that may be paid out of foreign currency export proceeds:

a)

new issuances of debt securities publicly registered in Argentina as of November 11, 2019 and denominated in foreign currency for which principal and interest are payable in Argentina in foreign currency (to the extent the proceeds have been obtained through the FX Market), with an average life of not less than one year considering maturities of both principal and interest,

b)

new indebtedness or direct investment capital contributions, the proceeds of which have entered and settled, and have allowed to reach the parameters provided in the Refinancing Plan under item 7 of Communication “A” 7106;

c)

new issuances of debt securities publicly registered in Argentina or abroad issued after October 9, 2020, with an average life of not less than two years, the delivery of which allowed the issuer to reach the parameters provided in its Refinancing Plan.

On April 7, 2021, the Executive Branch published Decree N° 234/2021 establishing a new investment promotion regime for exports (the “Promotion Regime”), aiming to, among others, increase exports of goods and promote sustainable economic development. In addition, specific rules regarding the Promotion Regime have been issued by the Central Bank through Communication “A” 7259 dated April 8, 2021. The application to the Promotion Regime can be carried out both by legal entities and individuals, either residents or non-residents. However, some exclusions may apply.

The beneficiaries of this Promotion Regime will be able to apply up to 20% of the foreign currency proceeds obtained from the exports related to the project to (i) payment of principal and interest of import of goods and services related debts, (ii) payment of principal and interest of foreign financial indebtedness, (ii) payment of dividends and (iii) repatriation of direct investments of non-residents. In addition, the benefit shall not exceed an annual maximum equivalent to 25% of the gross amount of foreign currency settled by such beneficiary through the FX Market to finance the development of the project, and will cease (i) upon the expiration of the term of use, (ii) in certain cases, when the beneficiary does no longer have the capacity to carry out the activity that is the reason of the investment project, as set forth in the applicable regime, or (iii) if the beneficiary defaults its obligations under this Promotion Regime without justification.

Nevertheless, some requirements may apply such as: (i) a minimum direct investment of U.S. dollars one hundred million calculated at the time of the project presentation; (ii) financial and/or portfolio investments, and the mere merge/acquisition of companies shall not be considered; (iii) certain commodities are excluded for the purposes of calculating the benefits of this Promotion Regime; (iv) the application of exports proceeds can be carried out only after a year has elapsed since the settlement of the proceeds through the FX Market; and (v) the beneficiaries must comply with the terms and conditions of the projects approved by regulators.

Export proceeds to guarantee new indebtedness

Communication “A” 7196 allows for proceeds from exports of goods and services held in local or foreign financial institutions to guarantee payment of new indebtedness entered into pursuant to Communication “A” 7123 and has complied with the mandatory repatriation and settlement obligation, as from January 7, 2021. Funds in these accounts shall not exceed at any time 125% of the principal and interest to be paid in the current month and the following six calendar months, in accordance with the scheduled of payments as agreed upon with the creditors. Funds exceeding such amount must be repatriated and settled through the FX Market subject to the applicable foreign exchange rules.

In the event the financial agreement entered into requires the funds to be deposited for a period exceeding that which has been established for its mandatory settlement, the exporter may request this latter period be extended up until five business day after the former.

Access to the FX Market for the constitution of guarantees

Residents may access the FX Market for the constitution of guarantees in connection to new indebtedness entered into as of January 7, 2021, pursuant to the Communication “A” 7123 refinancing scheme, or in connection to local trusts created to guarantee principal and interest payments of such new indebtedness. Such guarantees are to be held in local financial institutions or, in the event of foreign indebtedness, in foreign financial institutions, in an amount equal to that established in the agreement, pursuant to the following conditions:

i.    concurrently to such access, foreign currency-denominated funds are being repatriated and settled through the FX Market and/or funds credited to the correspondent account of a local financial institutions, and

ii.    the guarantees shall not exceed at any time 125% of the principal and interest to be paid in the current month and the following six calendar months, in accordance with the scheduled of payments as agreed upon with the creditors.

Funds which are not applied to the payment of principal and interest or the conservation guarantee detailed herein must be settled through the FX Market within five business days from its maturity date.

Access to the FX Market for the payment of new issuances of debt securities

New duly registered issuances of foreign-denominated debt securities, issued as of January 7, 2021, intended to refinance pre-existing debt, when seeking access to the FX Market for the payment of principal and interest under such new indebtedness, shall be considered to have complied with the obligation to mandatory settle through foreign currency for an amount equivalent to the refinanced principal, the interest accrued up to the date the refinancing was settled and, to the extent that the new debt securities do not schedule principal maturities before 2023, the interest that would accrue until December 31, 2022 by the indebtedness which is refinanced in advance and/or by the deferment of the refinanced principal and/or by the interest which would accrue on the amounts so refinanced.

Special regime for financings under Plan Gas IV

On November 19, 2020, the Central Bank issued Communication “A” 7168 which provided for specific regulations applicable to transactions entered and settled through the FX Market as of November 16, 2020 intended for the financing of projects falling within the scope of the Plan Gas IV. In particular, Communication “A” 7168 provides that:

1) Institutions may grant access to the FX Market to remit funds abroad in the nature of dividends and profits to non-resident shareholders without the prior consent of the Central Bank provided the following conditions are met:

(i) the dividends and profits arise from audited and closed financial statements;

(ii) the total amount to be paid as dividends and profits to non-resident shareholders, including the payment then requested to be processed, does not exceed the amount in local currency payable to them as per the distribution approved by the shareholders’ meeting;

(iii) access occurs not earlier than two calendar years from the date of the settlement in the FX Market of the transaction that qualifies for inclusion in this point; and

(iv) the transaction is disclosed, if applicable, in the last filing due under the External Assets and Liabilities Reporting Regime.

2) Institutions may grant access to the FX Market, without the prior consent of the Central Bank, for the payment at maturity of principal and interest services on foreign indebtedness provided that such indebtedness has an average life of not less than two years and the remaining requirements for principal and interest payments on foreign financial indebtedness under the FX Regulations are met.

3) Entities may grant access to the FX Market, without the prior consent of the Central Bank, for the repatriation of direct investments made by non-residents up to the amount of direct investment contributions settled on the FX Market as of November 16, 2020 as long as all of the following conditions are met:

(i) the institution has documentation that proves the effective inflow of the direct investment in the resident company;

(ii) access occurs not earlier than two years from the date of settlement on the FX Market of the transaction that qualifies for inclusion in this point;

(iii) in case of a capital reduction and/or return of irrevocable contributions made by the local company, the institution has documentation that proves that the relevant legal mechanisms have been complied with and has verified that the external liability in pesos generated as from the date of the non-acceptance of the irrevocable contribution or the capital reduction, as applicable, has been disclosed in the last filing due under the External Assets and Liabilities Reporting Regime.

In all cases, the institution shall have documentation that allows it to verify the genuineness of the transaction to be processed, that the funds were used to finance projects falling under the scope of such plan and the fulfilment of the other requirements set forth in the FX Regulations.

Local collections for exports of on-board supplies to foreign flagged means of transport (regimen de ranchos)

On February 5, 2021, the Central Bank issued Communication “A” 7217, establishing that, regarding local collections for exports of on-board (regimen de ranchos) supplies to foreign flagged means of transport, it shall be considered that the follow-up of the shipment permit is totally or partially complied with, for an amount equivalent to the amount paid locally in Pesos and/or in foreign currency to the exporter by a local agent that owns the foreign flagged means of transport, as long as the following conditions are met:

A)

The documentation allows to verify that the delivery of the exported merchandise has taken place in the country, that the local agent of the company that owns the foreign flagged means of transport made the payment to the exporter locally and in which currency the payment was made.

B)

An entity shall issue a certification stating that the company that owns the foreign flagged means of transport would have had access to the FX Market pursuant to Section 3.2.2. of the FX Regulations for the equivalent amount in foreign currency which is intended to be computed to the shipment permit.

The entity which states the precedent shall previously verify compliance with all the other requirements stablished in Section 3.2.2. of the FX Regulations except for provisions of Section 3.13. and the local agent of the company that owns the foreign flagged means of transport shall have filed an affidavit stating that it has not transferred or will transfer funds abroad for the proportional amount of the operations included in the certification.

C)	In the event that the funds have been received in the country in foreign currency, a certification that the settlement of the funds through the FX Market has been made is needed.

The local agent of the company that owns the foreign flagged means of transport shall not have used this mechanism for an amount greater than US$250,000 in the calendar month.

Central Bank’s Reporting Systems

Advance information on foreign exchange transactions

The institutions authorized to deal in foreign exchange shall provide the Central Bank, at the end of each business day and two business days in advance, with information on transactions relative to outflows through the FX Market in daily amounts equal to or higher than the equivalent of US$ 50,000 (fifty thousand U.S. Dollars).

Customers of licensed institutions shall provide such institutions with information sufficiently in advance so that they may comply with the requirements under this reporting regime and, accordingly, to the extent any further requirements set forth in the exchange regulations are simultaneously satisfied, they may process the exchange transactions.

Other foreign exchange regulations

Pursuant to General Resolution No. 836/20, the CNV provided that mutual investment funds in pesos shall invest at least 75% of their assets in financial instruments and marketable securities issued in Argentina exclusively in local currency. General Resolution No. 838/20 clarified that such requirement is not applicable to investments in assets issued or denominated in foreign currency that are made and paid in pesos and the interest and principal amounts whereof are exclusively paid in pesos.

Under Interpretation Criterion No. 17 (referring to General Resolution No. 836/2020), the CNV established that new investments in assets issued in foreign currency may be made only if the aggregate of the assets listed in section 78, Article XV, Chapter III, Title XVIII of the CNV Rules plus the rest of the assets issued in a currency other than pesos does not exceed 25% of the assets of the relevant mutual investment fund.

Pursuant to General Resolution No. 871/2020, sales transactions of securities to be settled in foreign currency and in a foreign jurisdiction will be carried out provided that a minimum holding period of three business days is observed to be counted as from the date such securities are credited with the relevant depositary. As regards to sales of securities to be settled in foreign currency and in a local jurisdiction, the minimum holding period will be two business days to be counted as from the date such securities are credited with the relevant depositary. These minimum holding periods shall not be applicable in the case of purchases of securities to be settled in foreign currency.

In addition, transfers of securities acquired from foreign depositaries to be settled in pesos will be processed subject to a minimum holding period of three business days counted as from the crediting thereof with the depositary, unless such crediting results from a primary placement of securities issued by the National Treasury or refers to shares and/or Argentine deposit certificates (CEDEARs) traded on markets regulated by the CNV. Settlement and clearing agents and trading agents must verify compliance with the aforementioned minimum holding period of the securities.

As regards incoming transfers, General Resolution No. 871/2020 provided that securities transferred by foreign depositaries and credited with a central depositary may not be allocated to the settlement of transactions in foreign currency and in a foreign jurisdiction until three business days after such crediting into sub-account/s in the local custodian. If such securities are allocated to the settlement of transactions in foreign currency and in local jurisdiction, the minimum holding period will be two business days after such crediting into sub-account/s in the local custodian.

In addition, in the price-time priority order matching segment, transactions for the purchase and sale of fixed-income securities denominated and payable in US dollars issued by Argentina under local laws by sub-accounts subject to section 6 of the FX Regulations and that are also regarded as qualified investors, the following requirements must be observed:

(i)

for the aggregate of such securities, the nominal amount of securities purchased and to be settled in pesos may not exceed the nominal amount of securities sold and to be settled in pesos, on the same trading day and for each customer sub-account;

(ii)

for the aggregate of such securities, the nominal amount of securities sold and to be settled in foreign currency and in local jurisdiction may not exceed the nominal amount of securities bought and to be settled in such currency and jurisdiction, on the same trading day and for each customer sub-account; and

(iii)

for the aggregate of such securities, the nominal amount of securities sold and to be settled in foreign currency and in a foreign jurisdiction may not exceed the nominal amount of securities bought and to be settled in such currency and jurisdiction, on the same trading day and for each sub-account.

Foreign Exchange Criminal Regime

Any operation that does not comply with the provisions of the FX Regulations is subject to Law No. 19,359 of Foreign Exchange Criminal Regime.

Notwithstanding the above mentioned measures adopted by the current administration, the Central Bank and the federal government in the future may impose additional exchange controls that may further impact our ability to transfer funds abroad and may prevent or delay payments that our Argentine subsidiaries are required to make outside Argentina.

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

Material Argentine tax considerations relating to our Class B shares and ADSs

The following discussion is a summary of the material Argentine tax considerations relating to the purchase, ownership and disposition of our Class B shares or ADSs. The following summary is based upon tax laws of Argentina as in effect on the date of this document and is subject to any change in Argentine law that may come into effect after such date any change could apply retroactively and could affect the continued validity of this summary. On December 29, 2017, Law No.27,430 was published in the Official Gazette introducing a material tax reform (the “Tax Reform Law”), which introduces several modifications to the former tax regime. The Tax Reform Law has been regulated by the General Resolution (AFIP) No.4227/2018 (published in the Official Gazette on April 12,2018), regulating, among others, the income tax applicable to income derived from financial transactions, obtained by Foreign Beneficiaries (as defined below). Decree No.1170/2018 (published in the Official Gazette on December 27, 2018) has regulated certain amendments introduced by the Tax Reform Law. Also, on December 6, 2019, Decree No.824/2019 was published in the Official Gazette, which approves a new ordered text of the Income Tax Law. On December 9, 2019, Decree No.862/2019 was published in the Official Gazette, which approves a new ordered text of the regulatory decree of the Income Tax Law, with certain modifications. It is important to point out that on December 23, 2019, Law N° 27,541 was published in the Official Gazette, which also introduces several modifications to the Argentine tax regime, such as the income tax applicable to income obtained by Argentine resident individuals and undivided estates located in Argentina derived from financial operations, among other aspects.

Law N° 27,541 has been regulated by the Decree No.99/2019 (published in the Official Gazette on December 28, 2019), General Resolution (AFIP) No.4659/2020 (published in the Official Gazette on January 7, 2020), General Resolution (AFIP) No.4664/2020 (published in the Official Gazette on January 15, 2020), Decree No. 116/2020 (published in the Official Gazette on January 30, 2020), General Resolution (AFIP) No. 4667/2020 (published in the Official Gazette on January 31, 2020), General Resolution (AFIP) No. 4673/2020 (published in the Official Gazette on February 7, 2020), General Resolution (AFIP) No. 4690/2020 (published in the Official Gazette on April 1, 2020), Decree No. 330/2020 (published in the Official Gazette on April 1, 2020), General Resolution (AFIP) No. 4691/2020 (published in the Official Gazette on April 2, 2020), General Resolution (AFIP) No. 4815/2020 (published in the Official Gazette on September 16, 2020), General Resolution (AFIP) No. 4816/2020 (published in the Official Gazette on September 16, 2020), General Resolution (AFIP) No. 4850/2020 (published in the Official Gazette on November 6, 2020), General Resolution (AFIP) No. 4855/2020 (published in the Official Gazette on November 10, 2020), General Resolution (AFIP) No. 4873/2020 (published in the Official Gazette on December 4, 2020), among others. Additionally, on August 26, 2020, on October 31, 2020 and on December 1, 2020, Law No. 27,562 and Decrees No. 833/2020 and 966/2020, were published in the Official Gazette, respectively, which extended the scope and validity of the moratorium established in Law No. 27,541.This summary includes the modifications under the mentioned regulations, nevertheless, please note it does not include all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules.

This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a holder of such securities. No assurance can be given that the courts or tax authorities responsible for the administration of the laws and regulations described in this report will agree with this interpretation. In this regard, it is important to highlight that, notwithstanding the issuance of the above mentioned regulations it is expected that more regulations and explanations would be issued shortly, since to date it is not possible to determine how the recent modifications incorporated to the Argentine tax regime will be applied and/or construed by the tax authorities of Argentina. Holders are encouraged to consult their tax advisors regarding the tax treatment of our ADSs or common shares as it relates to their particular situation.

Income Tax

Taxation on Dividends

According to the amendments introduced to the Income Tax Law by virtue of the Tax Reform Law, and Law N° 27,541, the taxation applicable on the distribution of dividends from Argentine Companies would be as follows:

(i) Dividends originated in profits obtained during fiscal years initiated after January 1, 2018 and up to December 31, 2020: dividends on Argentine shares paid to Argentine resident individuals and/or non-Argentine residents would be subject to a 7% income tax withholding on the amount of such dividends (“Dividend Tax”) (please note that according to Section 48 of Law N° 27,541, the application of the corporate 25% rate was suspended for one tax period; thus the 7% rate would also apply for dividend distributions involving profits obtained during fiscal years initiated after January 1, 2018 and up to December 31, 2020). However, if dividends are distributed to Argentine Entities (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina), no Dividend Tax should apply. Equalization Tax is not applicable. It is worth noting that the unclear statutory language under Law N° 27,541 with respect to the suspension provision led to different opinions in the market stating whether the 25% corporate income tax rate was suspended for one period (until January 1, 2021) or for two tax periods (until January 1, 2022). The Argentine tax authorities have unofficially stated (through the minutes of a meeting held on January 8, 2020 with professional associations) that the suspension period was limited to just one period (until January 1, 2021). However, by the time of drafting this document, no formal clarification nor specific rule was formally issued to clarify said understanding. Additionally, there is a bill subject to discussion by the National Congress that would modify the income tax rates from the period starting January 1, 2021 and until December 31, 2021, inclusive, changing the scales that would work as a base to apply the 35% corporate rate and the 7% rate for dividend distributions for an additional period.

Argentine individuals and undivided estates located in Argentina are not allowed to offset income arising from the distribution of dividends on Argentine shares with other losses arisen in other type of operations.

(ii) Dividends originated in profits obtained during fiscal years initiated after January 1, 2021 onward: dividends on Argentine shares paid to Argentine individuals and non-Argentine residents would be subject to a 13% income tax withholding on the amount of such dividends (please see point (i) hereunder). In the case of non-Argentine residents, said 13% rate could be reduced pursuant to applicable treaties to avoid double taxation if certain conditions are met, as the case may be. However, if dividends are distributed to Argentine Entities, no Dividend Tax should apply. Equalization Tax is not applicable. As stated above, the unclear statutory language under Law N° 27,541 with respect to the suspension provision led to different opinions in the market stating whether the 25% corporate income tax rate was suspended for one period (until January 1, 2021) or for two tax periods (until January 1, 2022). The Argentine tax authorities have unofficially stated (through the minutes of a meeting held on January 8, 2020 with professional associations) that the suspension period was limited to just one period (until January 1, 2021). However, by the time of drafting this document, no formal clarification nor specific rule was formally issued to clarify said understanding. As stated above, as recently transpired, there is a bill subject to discussion by the National Congress to extend the provisions of Section 48 of Law No. 27,541 for fiscal years beginning on or after January 1, 2021 and until December 31, 2021, inclusive; thus resulting in the application of the 30% corporate rate and the 7% rate for dividend distribution for an additional period.

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

Capital gains obtained by Argentine corporate entities (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina, among others) derived from the sale, exchange or other disposition of shares in Argentine entities are subject to income tax on the net income at the rate of 30% for fiscal years initiated after January 1, 2018 and up to December 31, 2020, and at the rate of 25% for tax periods initiated after January 1, 2021, and onwards (note that, according to Section 48 of Law N° 27,541, the reduction of the corporate rate provided for in the Tax Reform Law was suspended until tax periods commencing after January 1, 2021, inclusive). As stated above, the unclear statutory language under Law N° 27,541 with respect to the suspension provision led to different opinions in the market stating whether the 25% corporate income tax rate was suspended for one period (until January 1, 2021) or for two tax periods (until January 1, 2022). The Argentine tax authorities have unofficially stated (through the minutes of a meeting held on January 8, 2020 with professional associations) that the suspension period was limited to just one period (until January 1, 2021). However, by the time of drafting this document, no formal clarification nor specific rule was formally issued to clarify said understanding. Additionally, there is a bill subject to discussion by the National Congress that would modify the income tax rates from the period starting January 1, 2021 and until December 31, 2021, inclusive, changing the scales that would work as a base to apply the 35% corporate rate.

Losses arising from the sale of shares can only be offset against income derived from the same type of operations, for a five-year carryover period. Starting in 2018, income obtained by Argentine resident individuals and undivided estates located in Argentina from the sale of shares and other securities are exempt from capital gains tax in the following cases: (i) when the shares are placed through a public offering authorized by the CNV; and/or (ii) when the shares are traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers; and/or (iii) when the sale, exchange or other disposition of shares is made through a tender offer regime and/or exchange of shares authorized by the CNV. In addition, Section 34 of Law N° 27,541, provides that since tax period 2020, in the case of securities under the provisions of Section 98 of the Income Tax Law, not included in the first paragraph of Section 26 subsection u) of the Income Tax Law, Argentine resident individuals and undivided estates located in Argentina are exempt from capital gains tax derived from their sale, exchange, or disposal to the extent said securities are listed on stock exchanges or securities markets authorized by the CNV, without being applicable the provisions of Section 109 of the Income Tax Law. In this sense, Section 109 of the Income Tax Law provides that the total or partial exemptions established or that will be established in the future by special laws regarding securities, issued by the National, Provincial, or Municipal States or the City of Buenos Aires, will not have effects on income tax for Argentine resident individuals and undivided estates located in Argentina. ADSs would not qualify for the exemption applicable to Argentine resident individuals since the referred conditions would not apply. If the exemption does not apply, the income derived by Argentine resident individuals and undivided estates located in Argentina from the sale, exchange or other disposition of ADSs (and shares, if applicable) is subject to income capital gains tax at a 15% rate on net income (calculated in Argentine currency). The acquisition cost may be updated pursuant to the IPC inflationary index rate to the extent the equity participation was acquired after January 1, 2018. Losses arising from the sale of non-exempt Argentine shares can only be offset by Argentine individuals and undivided estates located in Argentina against income derived from operations of the same source and type (understanding by “type” the different concepts of income included under each article of Chapter II, Title IV of the Income Tax Law), for a five-year carryover period.

If Argentine resident individuals and undivided estates located in Argentina perform a conversion procedure of securities representing shares, that do not meet the exemption requirements stated in the conditions mentioned in points (i), (ii) and (iii) of the paragraph above, to hold instead the underlying shares that do comply with said requirements, such conversion would be considered a taxable transfer of the securities representing shares for which the fair market value by the time the conversion takes place should be considered. The same tax treatment will apply if the conversion process involves shares that do not meet the exemption requirements stated above that are converted into securities representing shares to which the exemption is applicable. Once the underlying shares or securities representing shares are converted, the results obtained from the sale, exchange, swap or any other disposition thereof would be exempt from income tax provided that the conditions mentioned in points (i), (ii) and (iii) of the paragraph above are met. Pursuant to amendments introduced by Law N° 27,541, it could also be construed that a capital gains exemption could also apply for Argentine resident individuals and undivided estates located in Argentina if the securities involved are listed on stock exchanges or securities markets authorized by the CNV (although the matter is not free from doubt and further clarifications should be issued). Due to the amendments introduced to the Income Tax Law, as from 2018, non-Argentine resident individuals or legal entities (“Foreign Beneficiaries”) are also exempt from income tax derived from the sale of Argentine shares in the following cases: (i) when the shares are placed through a public offering authorized by the CNV; and/or (ii) when the shares are traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers; and/or or (iii) when the sale, exchange or other disposition of shares is made through a tender offer regime and/or exchange of shares authorized by the CNV. The exemption applies to the extent the Foreign Beneficiaries reside in a “cooperative jurisdiction” and, in accordance with Section 90 of the regulatory decree of the Income Tax Law, if their funds come from “cooperative jurisdictions” (as defined below).

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

For Foreign Beneficiaries resident in or whose funds come from jurisdictions considered as non-cooperative for purposes of fiscal transparency, the tax rate applicable to the sales of shares and/or ADSs is assessed at 35%. Pursuant to General Resolution AFIP No.4227/2018, the presumed net basis on which the 35% rate should apply in the case of sale or disposition of securities is assessed at 90%. General Resolution (AFIP) N°4227/2018 provides different payment mechanisms depending on the specific circumstances of the sale transaction. Pursuant to Section 252 of the regulatory decree of the Income Tax Law, in the cases included in the last paragraph of Section 98 of the Income Tax Law, (i.e. when the acquirer and the seller of the security involved are non-Argentine residents), the tax shall be paid by the foreign seller directly through the mechanism established for such purpose by the tax authorities, or (i) through an Argentine individual resident with sufficient mandate or (ii) by the foreign seller’s legal representative domiciled in Argentina

As a result of the enactment of Law N° 27,541, certain clarifications and definitions are still pending and expected to be issued shortly.

Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from holding and disposing of Class B shares and ADSs and whether any different treatment under a treaty to avoid double taxation could apply.

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation with Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, Mexico, the Netherlands, Norway, Russia, Spain, Sweden, Switzerland, the UK and the United Arab Emirates. The agreement signed with Qatar was approved by the National Congress on December 29, 2020 through Law No. 27,608 (published in the Official Gazette on January 15, 2021). Such agreement would apply from January 1, 2022, for taxes withheld at its source and with respect to other taxes it applies for tax years beginning on January 1, 2022. The treaties signed with China, Luxembourg, Turkey, Austria and Japan are still undergoing the respective ratification procedures. There is currently no tax treaty for the avoidance of double taxation in effect between Argentina and the United States. Holders are encouraged to consult a tax advisor as to the potential application of the provisions of a treaty in their specific circumstances.

Personal assets tax

For tax period 2019, onwards, Argentine entities, like us, have to pay the personal assets tax corresponding to Argentine and foreign resident individuals and foreign resident entities for the holding of company shares by December 31 of each year. Law N° 27,541 (published in the Official Gazette on December 23, 2019) changed the “domicile” criterion for the “residence” criterion as stipulated under income tax rules. Also, according to Section 13 of the Decree No. 99/2019 any reference to “domicile” criterion in relation to the personal assets tax should be understood as referring to “residence”. For tax period 2019, inclusive, and onwards the applicable tax rate is 0.50% and is levied on the proportional net worth value (“valor patrimonial proporcional”) by December 31st of each year, of the shares arising from the last balance sheet. Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine resident individuals and/or foreign resident shareholders. The Argentine company may seek this reimbursement of Personal Assets Tax by setting off the applicable tax against any amount due to its shareholders or in any other way or, under certain circumstances, waive its right under Argentine law to seek reimbursement from the shareholders.

Holders are encouraged to consult a tax advisor as to the particular Argentine personal assets tax consequences derived from the holding of Class B shares and ADSs.

Value added tax

The sale, exchange or other disposition of our Class B shares or ADSs and the distribution of dividends are exempted from the value added tax.

Tax on debits and credits on Argentine bank accounts

All credits and debits originated in bank accounts held at Argentine financial institutions, as well as certain cash payments, are subject to this tax, which is assessed at a general rate of 0.6%. There are also increased rates of 1.2% and reduced rates of 0.075%. According to Section 45 of Law N° 27,541, the applicable rate of tax on debits and credits on Argentine bank accounts (the “TDC”) is doubled for certain cash withdrawals made by certain Argentine legal entities. Owners of bank accounts subject to the general 0.6% rate may consider 33% of the tax paid as a tax credit against specific taxes. The taxpayers that are subject to the 1.2% rate may consider 33% of all tax paid as a credit against specific taxes. Such amounts can be utilized as a credit for taxes or for the special contributions on cooperatives capital. The remaining amount is deductible for income tax purposes. If lower rates were applied, the available credit would be reduced to 20%.

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

In addition, General Resolution (AFIP) N° 4815/2020 established on the operations subject to PAIS Tax and for the taxpayers defined in Article 36 of Law N° 27,541 that qualify as Argentine residents, in the terms of Article 116 and subsequent of the Income Tax Law, the application of a thirty-five percent (35%) collection on the amounts in Ps. that, for each case, are detailed in Article 39 of the Law 27,541.

Said collection will have the character of payment on account and will be computable in the annual income tax return or, where appropriate, the annual personal assets tax return, corresponding to the fiscal period in which they were incurred.

Additionally, this general resolution establishes a refund regime for those subjects to whom the established collection has been applied and who are not taxpayers of income tax or, where appropriate, personal assets tax.

Solidary and Extraordinary contribution to help moderate the effects caused by the Pandemic

On an emergency basis and for only one time, it was created an extraordinary, obligatory contribution which applies on the assets of certain individuals and undivided estates in existence at the date of entry into force of Law N° 27,605 (i.e. December 18, 2020) (the “Extraordinary Contribution”).

The taxpayers are:

a) Argentine resident individuals and undivided estates, for their assets located in the country and abroad. Also included are those individuals of Argentine nationality whose domicile or residence is in “non-cooperative jurisdictions” or “null or low tax jurisdictions” according to the terms of the Income Tax Law.

b) Individuals and undivided estates residing abroad (except those mentioned in the previous point) for their assets located in the country.

The individual’s residence by December 31, 2019 according to Income Tax Law provisions shall be applicable for the purposes of this Extraordinary Contribution.

In both cases, these individuals will be exempted from this Extraordinary Contribution when the total value of their assets, included and valued according to the personal assets tax law terms, regardless of the treatment they have against such tax and without any non-taxable minimum threshold deduction, does not exceed Ps. 200,000,000, inclusive.

For those mentioned in point a), the taxable base of this Extraordinary Contribution will be determined considering the total value of their assets in the country and abroad, including contributions to trusts or foundations of private interest and other similar structures, participations in companies or other entities of any type without fiscal personality and direct or indirect participations in companies or other entities of any type, existing at the date of entry into force of this law.

The Extraordinary Contribution to be paid will be determined on the basis of a scale and rates varying from 2% to 5.25%, depending on (i) the total value of the assets and (ii) their location. The differential rate between assets located abroad and those located in the country shall be eliminated if part of these assets are repatriated within a certain period of time and to the extent those funds remain until December 31st, 2021 deposited in a bank account under the name of the holder or are affected, once this deposit is made, to one of the destinations established by General Resolution AFIP 4930.

The application, collection and inspection of this Extraordinary Contribution will be in charge of the AFIP. The provisions of the Argentine Fiscal Procedures Law (Law 11,683, text ordered in 1998 and its amendments) and the Criminal Tax Regime of Title IX of Law N° 27,430 and its amendments are supplementary applicable to the Extraordinary Contribution. Filing of the tax return and payment thereof shall be made until April 16, 2021, inclusive, as extended by General Resolution AFIP 4954. General Resolution AFIP 4930 also established a reporting regime that shall be complied with from March 22 until April 30, 2021 under which certain individuals are required to inform their existing assets by March 20, 2020 and, in certain cases, also their existing assets by December 18, 2020.

Law N° 27,605 was regulated by the Decree N° 42/2021 (published in the Official Gazette on January 29, 2021) and by General Resolution AFIP 4930.

Note that although the Extraordinary Contribution was conceived as a one-time tax on assets existing as of December 18, 2020, it is important to mention that in Argentina there are several taxes that have been created on an exceptional basis and for a limited time, and were later extended for additional periods (e.g, Tax on Credits and Debits on Bank Accounts).

Gross turnover tax

This tax is a provincial tax, which is also levied in the City of Buenos Aires, applicable to gross revenues resulting from the regular and onerous exercise of commerce, industry, profession, business, services or any other onerous activity conducted on a regular basis within the respective Argentine jurisdiction. Each of the provinces and the City of Buenos Aires apply different tax rates depending on the type of activity.

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

However, it is important to point out that later, the Argentine Executive Branch, the representatives of the Provinces and the City of Buenos Aires signed three agreements to suspend the Fiscal Consensus (“Fiscal Consensus 2018, 2019 y 2020”). These agreements shall be effective only in connection with the jurisdictions that have their legislative branches approve them and such effectiveness shall not commence if such approval has not been granted.

Holders of Class B shares and ADSs are encouraged to consult a tax advisor as to the particular gross turnover tax consequences of holding and disposing of Class B shares and ADSs in the involved jurisdictions.

Regimes for the Collection of Provincial Tax Revenues on the Amounts Credited to Bank Accounts

Different tax authorities (i.e., City of Buenos Aires, Corrientes, Córdoba, Tucumán, Province of Buenos Aires and Salta, among others) have established collection regimes for gross turnover tax purposes applicable to those credits verified in accounts opened at financial entities, of any type and/or nature and including all branch offices, irrespective of territorial location. These regimes apply to those taxpayers included in the lists provided monthly by the tax authorities of each jurisdiction. The applicable rates may vary depending on the jurisdiction involved. Collections made under these regimes shall be considered as a payment on account of the gross turnover tax. Note that certain jurisdictions have excluded the application of these regimes on certain financial transactions. Holders of Class B shares and ADSs shall corroborate the existence of any exclusions to these regimes in accordance with the jurisdiction involved.

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

Regarding the Fiscal Consensus, almost all the provinces in Argentina and the City of Buenos Aires have committed to establish for the stamp tax a maximum tax rate of 0.75% as from January 1, 2019, 0.5% as from January 1, 2020, 0.25% as from January 1,2021 and abrogate the stamp tax starting from January 1, 2022. However, such commitment was delayed by one calendar year pursuant Law No 27,469 “Fiscal Consensus 2018” (published in the Official Gazette on December 4, 2018). Fiscal Consensus 2018 shall be effective only in connection with the jurisdictions that have their legislative branches approve it and such effectiveness shall not commence if such approval has not been granted. However, later the Argentine Executive Branch, the representatives of the Provinces and the City of Buenos Aires signed Fiscal Consensus 2019 and 2020 to suspend the Fiscal Consensus and the Fiscal Consensus 2018. These agreements shall be effective only in connection with the jurisdictions that have their legislative branches approve them and such effectiveness shall not commence if such approval has not been granted.

Holders of Class B shares and ADSs are encouraged to consult a tax advisor as to the particular stamp tax consequences arising in the involved jurisdictions.

Prospective investors should consider the tax consequences in force in the above mentioned jurisdictions at the time the concerned document is executed and/or becomes effective.

Other taxes

There are no federal inheritance or succession taxes applicable to the ownership, transfer or disposition of our Class B shares or ADSs. At the provincial level, the province of Buenos Aires imposes a tax on free transmission of assets, including inheritance, legacies, donations, etc. For tax period 2021, any gratuitous transfer of property lower than or equal to Ps.322,800 is exempt. This amount is increased to Ps.1,344,000 in the case of transfers among parents, sons, daughters and spouses. The amount to be taxed, which includes a fixed component and a variable component that is based on differential rates (which range from 1.6026% to 8.7840%), varies according to the property value to be transferred and the degree of kinship of the parties involved. Free transmission of Class B shares or ADSs could be subject to this tax. Holders of Class B shares and ADSs are encouraged to consult a tax advisor as to the particular tax consequences arising in the involved jurisdictions.

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

As defined under Section 19 of the Argentine Income Tax Law, non-cooperative jurisdictions are those countries or jurisdictions that do not have an agreement in force with the Argentine government for the exchange of information on tax matters or a treaty to avoid international double taxation with a broad clause for the exchange of information. Likewise, those countries that, having an agreement of this type in force, do not effectively comply with the exchange of information will also be considered as non-cooperative. The aforementioned treaties and agreements must comply with international standards of transparency and exchange of information on fiscal matters to which the Argentine Republic has committed. The Executive Branch published a list of the non-cooperative jurisdictions based on the criteria above. In this sense, according to Section 24 of the regulatory decree of the Income Tax Law, the following jurisdictions should be considered as “non-cooperative” under the disposition of Section 19 of the aforementioned law:

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

89. Togolese Republic

90. United Republic of Tanzania

91. Sultanate of Oman

92. British Overseas Territory Pitcairn, Henderson, Ducie and Oeno Islands

93. Tristan da Cunha

94. Tuvalu

95. Union of the Comoros

In turn, low or nil tax jurisdictions are defined as those countries, domains, jurisdictions, territories, associated states or special tax regimes in which the maximum corporate income tax rate is lower than 60% of the corporate income tax rate established in Section 73(a) of the Income Tax Law.

Pursuant to Section 25 of the regulatory decree of the Income Tax Law, for purposes of determining the taxation level referred to in Article 20 of the Income Tax Law, the aggregate corporate tax rate in each jurisdiction, regardless of the governmental level in which the taxes were levied must be considered. In turn, “special tax regime” is understood as any regulation or specific scheme that departs from the general corporate tax regime applicable in said country and results in an effective rate below that stated under the general regime. According to the legal presumption under Section 18.2 of Law No. 11,683, as amended, incoming funds from non-cooperative or low or nil jurisdictions could be deemed unjustified net worth increases for the Argentine party, no matter the nature of the operation involved. Unjustified net worth increases are subject to the following taxes:

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

For measuring options risk, entities that only buy options (and their value is less than 5% of the computable equity liability of the previous month) or whose positions are covered by positions purchased under the same conditions, may use the option so-called “Simplified method”. This requirement incorporates both the general market risk and the specific risk. In the remaining cases, entities must use the delta-plus method, which uses Greek letters (delta, gamma and vega) to determine the delta equivalent of each position

The chart below, shows the maximum, minimum, average and closing values for the years 2019 and 2020 of the market risk requirements of foreign currency status and status in securities charged to the Trading portfolio:

	2019	2020	Variation 2020
	(in million Pesos)
Minimum	188.3	694.4	506.1
Maximum	778.3	1,555.7	777.4
Average	433.7	1,064.8	631.1
December 31,	591.3	1,555.7	964.4

Market risk for foreign exchange position	2019	2020	Variation 2020
	(in million Pesos)
Minimum	86.1	573.1	487.0
Maximum	496.1	974.2	478.1
Average	297.3	752.9	455.6
December 31,	496.1	974.2	478.1

Market risk for securities position	2019	2020	Variation 2020
	(in million Pesos)
Minimum	75.2	82.5	7.3
Maximum	352.0	581.4	229.4
Average	136.3	311.8	175.5
December 31,	95.1	581.4	486.3

Between 2019 and 2020, there was an increase in the average exposure and the year-end exposure. The increase in market risk year over year (Ps. 964.4 million or 163%) was mainly due to an increase in the market risk for securities by Ps. 486.3 million or 411%, as result of a significant increase in position and to a lesser extend to an increase in prices, and due to an increase in the market risk for exchange rates by Ps. 478.1 million or 96% as result of a significant increase the foreign exchange rates and an increase in foreign exchange position. The increase in market risk in average was 146% as compared with 2019.

Regarding market risk for securities position, we observed an increase of Ps.411.5 million per changes in position and Ps. 136.9 million per changes in prices. The position increase was due a higher liquidity during 2020 and it was observed by a higher volume in trading portfolio being the major discharges during the period the following: the Federal Government Treasury Bonds in pesos adjusted by CER (maturity 08-05-2021 and 03-25-2023), the Federal government treasury bonds at discount in pesos (maturity 01-29-2021 and 02-26-2021) and the Federal government treasury bonds in pesos BADLAR (maturity 08-05-2021). Additionally, taking into account the trend context of government debt renegotiation and the volatilities of debt securities prices, during 2020 our management reclassified from investment portfolio to trading portfolio the Federal Government Treasury Bonds adjusted by CER 2.5% — Maturity 07/22/2021.

Regarding the market risk for foreign exchange position, we observe an increase of Ps. 282.1 million for the price and of Ps. 196 million for the position. The foreign exchange rate for U.S. dollar against the Peso increased by 40% year-on-year and by 46% in average, increasing the value at risk of this portfolio. The average U.S. dollar exchange rate went from Ps. 48.2 per dollar in 2019 to Ps. 70.6 per U.S. dollar in 2020.

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

The following table shows changes in economic value of equity (ΔEVE) for last two years (in millions of Pesos):

	2019	2020
Minimum	1,415.9	1,618.7
Maximum	1,803.7	2,883.1
Average	1,676.0	2,527.9
December 31	1,803.7	2,818.6

For the year 2020, both on average and in the maximum and closing balances increased compared to the previous year. The increase observed in 2020 is due to a decline in interest rate curves, which increases the relative impact of disruptive shocks, generating an increase in capital requirements for interest rate risk. This applied from the second quarter of 2020 onwards for the rest of the year, impacting both the closing and average balance. In addition, it also influenced the increase in balances at nominal values due to the impact of inflation and depreciation during 2020.

The Central Bank removed all rules and regulations regarding minimum capital requirements for interest rate risk. Notwithstanding this, financial entities must continue to calculate the interest rate risk and remain subject to the Superintendency’s supervision.

For additional information regarding market and interest rate risk management see note 51 “Capital Management, Corporate Governance Transparency and Risk Management” to our audited consolidated financial statements as of December 31, 2020 and 2019.

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

4. Fees and Direct and Indirect Payments Made by the Depositary to us

Future Fees and Payments

The depositary has agreed to reimburse us for expenses incurred by us in connection with the administration and maintenance of the ADSs program, including, but not limited to, investor relation expenses, annual NYSE listing fees or other program related expenses. The depositary has also agreed to pay its standard out-of-pocket administrative, maintenance and shareholder services expenses for providing services to the registered American depositary receipts holders, which consist, without limitation, of expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. There are limits and conditions on the amount of expenses for which the depositary will reimburse us. In 2020, we have received the agreed reimbursement from the Depositary.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as of December 31, 2020. There are, as described below, inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

Our management assessed the effectiveness of the Bank’s internal control over financial reporting as of December 31, 2020. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013). Based on its assessment and those criteria, the Bank’s management concluded that, as of December 31, 2020 the Bank’s internal control over financial reporting was effective.

The effectiveness of the Bank’s internal control over financial reporting as of December 31, 2020, has been audited by Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global), an independent registered public accounting firm, as stated in their report which appears herein.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

BANCO MACRO S.A. and its subsidiaries

Opinion on Internal Control over Financial Reporting

We have audited BANCO MACRO S.A. and its subsidiaries’ internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, BANCO MACRO S.A. and its subsidiaries (the Bank) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of BANCO MACRO S.A. and its subsidiaries as of December 31, 2020 and 2019, the related consolidated statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and our report dated April 29, 2021 expressed an unqualified opinion thereon.

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

April 29, 2021

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

In 2020 we have updated the text of our code of ethics for our directors and senior management and published on our website at https://www.macro.com.ar/relaciones-inversores/en/corporate-governance/corporate-governance-policy.

Item 16C.	Principal Accountant Fees and Services

Fees Paid to Our Principal Accountant

Since 2006 Pistrelli, Henry Martin y Asociados S.R.L. (Member of EY Global) has served as our principal external auditor. Fees payable to Pistrelli, Henry Martin y Asociados S.R.L. (Member of EY Global) in 2019 and 2020 are detailed below.

	2019 (not restated)	2020
	(in thousands of Pesos)
Audit Fees	92,951	109,321
Audit Related Fees	—	—
Tax Fees	—	—
All Other Fees	494	—
Total	93,445	109,312

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

Audit Committee’s Pre-approval Policies and Procedures

Our audit committee is responsible for, among other things, the oversight of our independent auditors. During the year, the audit committee reviews together with management and the independent auditor, the audit plan, audit related services and other non-audit services. The Audit Committee has approved policies and procedures for pre-approving all non-audit work that would be performed by the Bank’s external auditor. All of the services provided by Pistrelli, Henry Martin y Asociados S.R.L. were approved by the Audit Committee pursuant to these approval policies. None of the hours expended on the principal accountant’s engagement to audit our financial statements for 2020 were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees.

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

Item 18. Financial Statements

See pages F-1 through F-106 of this annual report.

Item 19. Exhibits

EXHIBIT INDEX

Exhibit Number	Description
1.1	Restated Bylaws of the Bank, as amended and restated on April 30, 2019, incorporated by reference to the Form 6-K filed by the Bank on July 24, 2019 (File No. 199-70013).

2.1	Deposit Agreement among the registrant, The Bank of New York, as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts, incorporated by reference to the Registration Statement on Form F-1, as amended, filed by the Bank on March 20, 2006 (File No. 333-130901).

8.1*	List of subsidiaries of the Bank as of December 31, 2020.

12.1*	Certification by the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification by the Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification by the Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101. INS*	XBRL Instance Document.

101. SCH*	XBRL Taxonomy Extension Schema Document.

101. CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101. LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101. PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

101. DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

*	Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO MACRO S.A.

By:	/s/ Gustavo Alejandro Manriquez
Name:	Gustavo Alejandro Manriquez
Title:	Chief Executive Officer

Date: April 29, 2021.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020 AND 2019, TOGETHER WITH THE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

BANCO MACRO S.A. and its subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of BANCO MACRO S.A. (a bank organized under Argentine legislation) and its subsidiaries (the Bank) as of December 31, 2020 and 2019, and the related consolidated statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Bank as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the internal control over financial reporting of the Bank as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 29, 2021 expressed an unqualified opinion thereon.

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

Impairment of financial assets

Description of the matter

As more fully described in Note 3.2.4. to the financial statements, the Bank recognized an allowance for credit losses related to loans and investments in private and government debt securities not held at fair value through profit or loss, together with loan commitments and financial guarantee contracts, using an expected credit loss model (ECL). This allowance, that amounts to 9,981,687 thousand pesos as disclosed in note 51.1., represents a probability-weighted amount, which is determined by evaluating a range of possible outcomes and reasonable and supportable information about past events, current conditions and forecasts of future economic conditions. The allowance is based on the portion of the lifetime ECL associated with the probability of default in the next twelve months unless there has been a significant increase in credit risk since origination or there is objective evidence of impairment. In those cases, the allowance is based on the change in the ECL over the life of the financial instrument. The Bank uses an expert credit judgment (ECJ) overlay to reflect factors not captured in the results produced by the ECL models, such as market or economic disruptive events, like the COVID 19 pandemic.

Auditing the allowance for credit losses was complex and required the application of significant judgment due to the inherent complexity of the models, assumptions and the interrelationship of the variables used in measuring the ECL, including the effects of the current and future Argentine macroeconomic and financial environment in relation to the Bank’s exposure to government securities and Argentine Central Bank bills and the impacts of the COVID-19 pandemic. Significant assumptions and judgments with respect to the estimation of the allowance for credit losses include the determination of significant changes in credit risk; the forecast of multiple alternative economic scenarios and the probability weighting of those scenarios, and the application of management’s ECJ to reflect factors not captured in the results produced by the ECL models, which involved judgment to reflect the impact of COVID-19 on the allowance for credit losses. The allowance for credit losses is a significant estimate for which variations in model methodology, underlying assumptions and judgments could have a material effect on its measurement.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the Bank’s controls, including those related to information systems used in the determination of the allowance for credit losses. The controls we tested included, among others, controls over the development and review of inputs and models used to calculate the ECL, data completeness and accuracy, economic forecasting, including the probability weighting of the economic scenarios and the governance and oversight over the modelled results and the use of ECJ.

To test the allowance for credit losses, our audit procedures included, among others, involving our credit risk modelling specialists to assist in assessing whether the methodology and assumptions used to estimate ECL are consistent with the requirements of IFRS, the Bank’s own historical data and industry standards; assessing significant changes in credit risk triggers; evaluating management’s forecasting methodology and comparing management’s forward-looking information to independently derived forecasts and publicly available information; evaluating the scenario probability weights used in the ECL models and performing independent recalculations to test the mathematical accuracy of management’s models; evaluating whether the assumptions used were reflective of the credit quality and macroeconomic trends, testing the completeness and accuracy of data used in the measurement of the ECL and the ECJ overlays to the ECL used by the Bank by applying our knowledge of the industry and credit judgment to evaluate the Bank’s underlying considerations. We also assessed the adequacy of the allowance for credit loss financial statement disclosures.

/s/ Pistrelli, Henry Martin y Asociados S.R.L.
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

Member of Ernst & Young Global

We have served as the Bank’s auditor since 2003

City of Buenos Aires, Argentina

April 29, 2021

BANCO MACRO SA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2020 AND 2019

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

Items	Notes	12/31/2020	12/31/2019
ASSETS
Cash and Deposits in Banks	12	129,967,486	137,066,430
Cash		25,422,664	26,563,255
Central Bank of Argentina		49,994,923	75,092,641
Other Local and Foreign Entities		54,544,637	35,405,434
Other		5,262	5,100
Debt Securities at fair value through profit or loss	3, 4 and 12	54,982,465	7,725,991
Derivative Financial Instruments	11 and 12	989,478	838,493
Repo transactions	7 and 12	39,421,705	1,481,096
Other financial assets	12, 18 and 51.1	18,886,290	8,391,566
Loans and other financing	9, 12, 51.1 and 51.2	257,421,195	300,731,589
Non-financial Public Sector		3,614,614	8,781,948
Other Financial Entities		1,824,600	5,380,555
Non-financial Private Sector and Foreign Residents		251,981,981	286,569,086
Other Debt Securities	3, 5, 12 and 51.1	209,118,933	87,828,945
Financial Assets delivered as guarantee	8, 12 and 43	14,292,358	14,530,739
Equity Instruments at fair value through profit or loss	6, 12 and 21	5,218,299	3,562,427
Investment in associates and joint arrangements	14	203,905	199,216
Property, plant and equipment	15	34,369,465	35,052,877
Intangible Assets	17	5,104,060	4,822,183
Deferred Income Tax Assets	28.c)	63,189	59,115
Other Non-financial Assets	18	2,232,053	1,477,587
Non-current assets held for sale		2,258,182	2,383,947

TOTAL ASSETS		774,529,063	606,152,201

BANCO MACRO SA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2020 AND 2019

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

Items	Notes	12/31/2020	12/31/2019
LIABILITIES
Deposits	12 and 51.2	488,741,363	357,866,442
Non-financial Public Sector		73,565,424	23,906,675
Financial Sector		696,415	427,702
Non-financial Private Sector and Foreign Residents		414,479,524	333,532,065
Derivative Financial Instruments	11, 12 and 51.2	230	1,046,556
Repo Transactions	7, 12 and 51.2	618,572	1,364,825
Other Financial Liabilities	12, 24 and 51.2	49,215,887	30,181,836
Financing received from the Central Bank of Argentina and other financial institutions	12 and 51.2	919,103	3,057,451
Issued Corporate Bonds	12, 47 and 51.2	4,926,901	7,521,820
Current Income Tax Liabilities	28.c)	5,145,324	11,076,651
Subordinated Corporate Bonds	12, 47 and 51.2	34,300,292	33,098,040
Provisions	22	1,310,517	2,006,052
Deferred Income Tax Liabilities	28.c)	7,448,122	763,179
Other Non-financial Liabilities	24	30,356,941	13,776,518

TOTAL LIABILITIES		622,983,252	461,759,370

SHAREHOLDERS’ EQUITY
Capital Stock	40	639,413	639,413
Additional paid-in capital		12,429,781	12,429,781
Adjustments to Shareholders’ Equity		50,313,147	50,313,147
Earnings Reserved		151,705,736	116,665,886
Unappropriated Retained Earnings		(90,795,880)	(63,980,663)
Other Comprehensive Income		1,097,414	118,283
Net Income for the fiscal year		26,154,332	28,205,071

Net Shareholders’ Equity attributable to controlling interest		151,543,943	144,390,918
Net Shareholders’ Equity attributable to non-controlling interests		1,868	1,913

TOTAL SHAREHOLDERS’ EQUITY		151,545,811	144,392,831

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		774,529,063	606,152,201

The accompanying notes 1 to 54 to the consolidated financial statements are integral part of these consolidated financial statements.

BANCO MACRO SA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

Items	Notes	12/31/2020	12/31/2019	12/31/2018
Interest income	29	157,080,212	206,343,721	163,660,400
Interest expense	30	(60,833,919)	(87,343,660)	(63,205,058)
Net Interest income		96,246,293	119,000,061	100,455,342
Commissions income	31	24,742,767	26,467,679	29,951,869
Commissions expense	32	(2,047,292)	(2,191,792)	(1,947,749)
Net Commissions income		22,695,475	24,275,887	28,004,120
Subtotal (Net Interest income +Net Commissions income)		118,941,768	143,275,948	128,459,462
Net gain from measurement of financial instruments at fair value	33	13,978,694	10,799,758	2,641,829
Profit/ (Loss) from sold or derecognized assets at amortized cost		1,292,836	37,325	(12,837)
Differences in quoted prices of gold and foreign currency	34	4,229,690	4,761,247	(3,665,529)
Other operating income	35	5,369,762	10,450,998	7,378,344
Credit loss expense on financial assets	9	(7,861,600)	(5,917,873)	(6,073,426)
Net Operating Income before expenses, depreciation and amortization		135,951,150	163,407,403	128,727,843
Employee benefits	36	(26,598,602)	(28,865,342)	(26,129,057)
Administrative expenses	37	(14,539,871)	(17,427,021)	(17,326,119)
Depreciation and amortization of fixed assets	15, 16 and 17	(4,402,387)	(4,092,898)	(3,085,766)
Other Operating Expenses	38	(20,476,936)	(30,088,399)	(25,885,979)
Net Operating Income after expenses, depreciation and amortization		69,933,354	82,933,743	56,300,922
(Loss) / Income from associates and joint arrangements		(6,856)	1,223,124	557,706
Loss on net monetary position		(30,724,854)	(38,333,403)	(38,523,196)
Income before tax on continuing operations		39,201,644	45,823,464	18,335,432
Income tax on continuing operations	28.c)	(13,046,950)	(17,618,151)	(19,835,151)
Net Income / (Loss) from continuing operations		26,154,694	28,205,313	(1,499,719)

Net Income / (Loss) for the fiscal year		26,154,694	28,205,313	(1,499,719)
Net Income / (Loss) for the fiscal year attributable to controlling interest		26,154,332	28,205,071	(1,500,074)
Net Income for the fiscal year attributable to non-controlling interest		362	242	355

Basic earnings / (loss) per share	41	40.9037	44.1116	(2.2689)

BANCO MACRO SA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

Items	Notes	12/31/2020	12/31/2019	12/31/2018
Net Income / (Loss) for the fiscal year		26,154,694	28,205,313	(1,499,719)
Items of Other Comprehensive Income that will be reclassified to profit or loss
Foreign currency translation differences in financial statements conversion		119,864	116,159	801,541
Foreign currency translation differences for the fiscal year		119,864	116,159	801,541
Profit or losses for financial instruments measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a))		859,267	88,591	(952,750)
Profit or losses for the fiscal year from financial instruments at fair value through other comprehensive income (FVOCI)		(1,386,581)	(10,234,927)	(2,163,576)
Reclassification to profit or loss		2,373,855	10,521,646	908,673
Income tax	28.c)	(128,007)	(198,128)	302,153
Total Other Comprehensive Income / (Loss) that will be reclassified to profit or loss		979,131	204,750	(151,209)
Total Other Comprehensive Income / (Loss)		979,131	204,750	(151,209)
Total Comprehensive Income / (Loss) for the fiscal year		27,133,825	28,410,063	(1,650,928)
Total Comprehensive Income / (Loss) attributable to controlling interest		27,133,463	28,409,843	(1,651,270)
Total Comprehensive Income attributable to non-controlling interest		362	220	342

The accompanying notes 1 to 54 to the consolidated financial statements are an integral part of these consolidated financial statements.

BANCO MACRO SA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

		Capital stock		Additional paid-in Capital		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	In treasury	Additional paid-in capital	Adjustments to Shareholders’ Equity (1)	Accumulative foreign currency translation difference in financial statements conversion	Other	Legal	Other	Unappropriated Retained Earnings	Total Controlling Interests	Total Non- Controlling Interests	Total Equity
Restated amount at the beginning of the fiscal year		639,413		12,429,781	50,313,147	785,443	(667,160)	31,668,613	84,997,273	(35,775,592)	144,390,918	1,913	144,392,831
Total comprehensive income for the fiscal year
- Net income for the fiscal year										26,154,332	26,154,332	362	26,154,694
- Other comprehensive income for the fiscal year						119,864	859,267				979,131		979,131
Distribution of unappropriated retained earnings as approved by Shareholders’ Meeting held on April 30, 2020
Legal reserve								11,109,012		(11,109,012)
Normative reserve									43,911,276	(43,911,276)
Cash dividends (2)	41 and 50								(19,980,438)		(19,980,438)		(19,980,438)
Other changes												(407)	(407)

Amount at the end of the fiscal year		639,413		12,429,781	50,313,147	905,307	192,107	42,777,625	108,928,111	(64,641,548)	151,543,943	1,868	151,545,811

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

		Capital stock		Additional paid-in Capital		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	In treasury	Additional paid-in capital	Adjustments to Shareholders’ Equity (1)	Accumulative foreign currency translation difference in financial statements conversion	Other	Legal	Other	Unappropriated Retained Earnings	Total Controlling Interests	Total Non- Controlling Interests	Total Equity
Restated amount at the beginning of the fiscal year		640,715	28,948	12,428,461	50,352,382	669,284	(755,773)	25,080,317	62,874,646	(23,760,135)	127,558,845	2,112	127,560,957
Total comprehensive income for the fiscal year
- Net income for the fiscal year										28,205,071	28,205,071	242	28,205,313
- Other Comprehensive income for the fiscal year						116,159	88,613				204,772	(22)	204,750
Distribution of unappropriated retained earnings as approved by Shareholders’ Meeting held on April 30, 2019
Legal reserve								6,588,296		(6,588,296)
Normative reserve									7,279,036	(7,279,036)
Cash dividends									(11,580,876)		(11,580,876)		(11,580,876)
Other (3)									26,353,196	(26,353,196)
Own shares in treasury	40	(1,317)	1,317
Decrease of own shares in treasury	40		(30,265)		(41,006)				71,271
Other changes	40	15		1,320	1,771						3,106	(419)	2,687

Amount at the end of the fiscal year		639,413		12,429,781	50,313,147	785,443	(667,160)	31,668,613	84,997,273	(35,775,592)	144,390,918	1,913	144,392,831

BANCO MACRO SA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except otherwise indicated)

Changes		Capital stock		Additional paid-in Capital		Other Comprehensive Income		Earnings Reserved		Unappropriated Retained Earnings	Total Controlling Interests	Total Non- Controlling Interests	Total Equity
	Notes	Outstanding shares	In treasury	Additional paid-in capital	Adjustments to Shareholders’ Equity (1)	Accumulative foreign currency translation difference in financial statements conversion	Other	Legal	Other
Restated amount at the beginning of the fiscal year		669,663		12,428,461	50,352,382	(132,257)	196,964	19,274,847	59,527,785	7,334,566	149,652,411	2,514	149,654,925
Impact of adoption of IFRS 9										(43,150)	(43,150)		(43,150)
Total comprehensive income for the fiscal year
- Net income for the fiscal year										(1,500,074)	(1,500,074)	355	(1,499,719)
- Other comprehensive income for the fiscal year						801,541	(952,737)				(151,196)	(13)	(151,209)
Distribution of unappropriated retained earnings as approved by Shareholders´ Meeting held on April 30, 2018
Legal reserve								5,805,470		(5,805,470)
Cash dividends									(9,448,229)		(9,448,229)	(744)	(9,448,973)
Other (3)									23,221,376	(23,221,376)
Own shares in treasury	40	(28,948)	28,948						(10,426,286)		(10,426,286)		(10,426,286)
Other changes (4)										(524,631)	(524,631)		(524,631)

Balance at the end of the fiscal year		640,715	28,948	12,428,461	50,352,382	669,284	(755,773)	25,080,317	62,874,646	(23,760,135)	127,558,845	2,112	127,560,957

(1)	Inflation adjustment of capital stock an additional paid-in capital.
(2)	Includes a supplementary cash dividend approved by the Shareholders’ Meeting dated on October 21, 2020. See also notes 41 and 50.
(3)	Related to earnings reserved for future distribution of earnings.
(4)	Related to differences between the consideration paid and the adjustment of the non-controlling interests for the acquisition of Banco del Tucumán SA. See additionally note 2.4.

The accompanying notes 1 to 54 to the consolidated financial statements are an integral part of these consolidated financial statements.

BANCO MACRO SA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

Items	Notes	12/31/2020	12/31/2019	12/31/2018
CASH FLOWS FROM OPERATING ACTIVITIES
Income for the fiscal year before Income Tax		39,201,644	45,823,464	18,335,432
Total monetary effect on the fiscal year		30,724,854	38,333,403	38,523,196
Adjustments to obtain cash flows from operating activities:
Depreciation and amortization of fixed assets		4,402,387	4,092,898	3,085,766
Credit loss expense on financial assets		7,861,600	5,917,873	6,073,426
Difference in quoted prices of foreign currency		(17,139,522)	(35,090,773)	(23,429,215)
Other adjustments		29,568,965	56,294,449	22,996,041
Net increase / (decrease) from operating assets:
Debt Securities at fair value through profit and loss		(83,048,429)	(2,207,037)	(2,223,907)
Derivative financial instruments		(150,985)	(802,277)	(10,774)
Repo transactions		(37,940,609)	(1,481,096)	4,390,273
Loans and other financing
Non-financial public sector		5,167,334	(5,060,444)	2,102,830
Other financial entities		3,555,955	6,401,564	(1,765,018)
Non-financial private sector and foreign residents		26,690,456	67,849,926	28,671,521
Other debt securities		(15,465,966)	(5,984,236)	26,778,145
Financial assets delivered as guarantee		238,381	(381,301)	9,469,577
Equity instruments at fair value through profit or loss		(1,655,872)	(49,392)	766,135
Other assets		(11,260,166)	(1,541,014)	2,623,310
Net increase / (decrease) from operating liabilities:
Deposits
Non-financial public sector		49,658,749	(16,537,706)	584,255
Financial sector		268,713	117,171	58,955
Non-financial private sector and foreign residents		80,947,459	(124,062,741)	52,035,873
Liabilities at fair value through profit or loss				(19,945)
Derivative financial instruments		(1,046,326)	1,043,689	(68,584)
Repo transactions		(746,253)	1,020,380	(7,967,572)
Other liabilities		18,325,029	(1,406,904)	(2,855,319)
Payments for Income Tax		(8,348,230)	(12,736,961)	(18,728,432)

TOTAL CASH FROM OPERATING ACTIVITIES (A)		119,809,168	19,552,935	159,425,969

BANCO MACRO SA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

Items	Notes	12/31/2020	12/31/2019	12/31/2018
CASH FLOWS FROM INVESTING ACTIVITIES
Payments:
Acquisition of PPE, intangible assets and other assets		(3,676,079)	(5,635,795)	(5,270,162)

TOTAL CASH USED IN INVESTING ACTIVITIES (B)		(3,676,079)	(5,635,795)	(5,270,162)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments:
Dividends		(407)	(11,581,304)	(9,448,229)
Acquisition or redemption of equity instruments			(406,710)	(10,426,286)
Non-subordinated corporate bonds	39	(2,114,046)	(4,087,381)	(6,037,821)
Central Bank of Argentina	39	(9,701)
Financing from local financial entities	39	(2,038,626)	(3,208,872)	(16,702)
Subordinated Corporate Bonds	39	(2,246,089)	(2,204,680)	(1,841,738)
Changes in equity instruments of subsidiaries that do not lead to the loss of control				(1,136,351)
Other payments related to financing activities		(537,316)	(321,154)	(833,776)
Proceeds:
Non-subordinated corporate bonds				9,049,322
Central Bank of Argentina			4,917	33,318
Financing from local financial entities	39	76	790	4,241,199

TOTAL CASH USED IN FINANCING ACTIVITIES (C)		(6,946,109)	(21,804,394)	(16,417,064)

EFFECT OF EXCHANGE RATE FLUCTUATIONS (D)		29,175,803	52,181,858	43,623,571
MONETARY EFFECT ON CASH EQUIVALENTS (E)		(75,416,642)	(117,211,723)	(79,973,341)
TOTAL CHANGES IN CASH FLOWS
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS (A+B+C+D+E)		62,946,141	(72,917,119)	101,388,973
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FISCAL YEAR	39	200,658,604	273,575,723	172,186,750
CASH AND CASH EQUIVALENTS AT THE END OF THE FISCAL YEAR	39	263,604,745	200,658,604	273,575,723

The accompanying notes 1 to 54 to the consolidated financial statements are an integral part of these consolidated financial statements.

BANCO MACRO SA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2019

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the Bank), is a stock corporation (sociedad anónima), organized in the Argentine Republic, with headquarters at Avenida Madero 1182, Autonomous City of Buenos Aires (CABA, for its acronym in Spanish). Its by-law expiry date is on March 8, 2066.

The Bank offers traditional banking products and services to companies, including those companies operating in regional economies as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, through its subsidiaries, the Bank performs transactions as a trustee agent, manager and administrator of mutual funds and renders stock exchange services.

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

On May 21, 2019, the Bank acquired 100% of Argenpay SAU for an amount of 100 conformed by 100,000 common, registered shares, with a face value of Ps. 1 each one and entitled to one vote. The main activity of such company is the development of its own network or the incorporation into other networks so that it can operate with individuals or companies, in-person or remotely, by using information and communication technologies, grant, offer or accept electronic payments online or offline, digital and virtual wallets and e-commerce in general. This subsidiary started to develop its principal activities during the fourth quarter of 2019. On November 18, 2020, it was registered in the “Payment services suppliers Registry that offers payment accounts” of the Central Bank of Argentina (BCRA, for its acronym in Spanish) under Nº 33678.

Additionally, on July 17, August 26, and October 15, 2020 the Bank made irrevocable capital contributions in advance of future share subscription to the company Play Digital SA of 16,250, 27,250 and 61,689, respectively. On July 23, August 26, and October 15, 2020, the Extraordinary Shareholders’ Meeting of Play Digital SA accepted the irrevocable capital contributions and gave its approval to the Bank to subscribe 16,250,000, 26,634,046 and 58,017,400 common, registered shares, with a face value of Ps. 1. On December 15, 2020, the Extraordinary Shareholders’ Meeting of Play Digital SA decided a new capital stock increase. Thus, on December 16, 2020 the Bank subscribed new 18,276,059 common, registered shares with a face value of Ps. 1 for an amount of 20,727. As a consequence, the Bank’s interest in Play Digital SA amounted to 9.9545%. Initially, the shareholders’ were Banco de Galicia y Buenos Aires SAU, Banco BBVA Argentina SA, Banco Santander Río SA and Banco Macro SA. Subsequently, other banks were accepted as shareholders together with the abovementioned. Moreover, on March 4, 2021 the Bank made a new irrevocable capital contribution in advance of future share subscription to such company for an amount of 19,505. The company’s purpose is to develop and market a payment solution linked to bank accounts held by financial system users in order to bring significant improvement to their payment experience.

These consolidated financial statements for the year ended December 31, 2020, were authorized for issue by the Management on April 29, 2021. Even when the Shareholders’ Meeting has the power to amend these consolidated financial statements after issuance, in Management opinion it will not happen.

2.	OPERATIONS OF THE BANK

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a five-year term since January 1, 1996, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

BANCO MACRO SA AND ITS SUBSIDIARIES

On November 25, 1999, December 28, 2006 and October 1, 2018, extensions to such agreement were agreed upon, making it currently effective through December 31, 2029.

As of December 31, 2020 and 2019, the deposits held by the Misiones Provincial Government with the Bank amounted to 16,239,739 and 9,305,984 (including 808,570 and 942,301, related to court deposits), respectively.

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since March 1, 1996, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On February 22, 2005, and August 22, 2014, extensions to such agreements were agreed upon, making it currently effective through February 28, 2026.

As of December 31, 2020 and 2019, the deposits held by the Salta Provincial Government with the Bank amounted to 3,777,068 and 5,933,781 (including 1,240,932 and 1,235,163, related to court deposits), respectively.

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On April 29, 2005 and July 8, 2014, extensions to such agreement were agreed upon, making it currently effective through September 30, 2024.

As of December 31, 2020 and 2019, the deposits held by the Jujuy Provincial Government with the Bank amounted to 10,910,810 and 1,607,209 (including 1,168,418 and 874,074, related to court deposits), respectively.

2.4.	Agreement with the Tucumán Provincial Government – Merger with Banco del Tucumán SA

The Bank acts as an exclusive financial agent and as revenue collection and obligation payment agent of the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena. The services agreements with the Provincial and Municipalities Governments are effective through years 2031, 2023 and 2025, respectively.

On July 4, 2018, the legislative body of the province of Tucumán enacted into law a bill issued by the provincial executive, authorizing the sale of the shares held by such province in Banco de Tucumán SA to Banco Macro SA. On August 10, 2018, the province of Tucumán transferred to Banco Macro SA, 43,960 Class B common registered non-endorsable shares, with a face value of Ps. 100 each one and entitled to one vote, which is equivalent to 10% of its common stock and votes and the exchange ratio was agreed at 0.65258 ordinary shares of Banco Macro SA for each face value Ps.1 of common share of Banco del Tucumán SA. Therefore, the minority shareholders of Banco del Tucumán SA were entitled to receive at 0.65258 common shares of Banco Macro SA, for each face value Ps. 1 of ordinary shares they hold in Banco del Tucumán SA. Consequently, Banco Macro SA issued 15,662 Class B common, registered shares, with a face value of Ps. 1 each one and entitled to one vote (see additionally note 40).

During 2019, the merger with Banco del Tucuman SA by Banco Macro SA was performed and authorized by the Board of the BCRA through Resolution No. 179. On September 25, 2019, Argentine Securities and Exchange Commission (CNV, for its acronym in Spanish), authorized the merger which was registered at the Public Registry of Commerce on September 30, 2019.

Through Communiqué “C” 84993 the BCRA informed that, according to the authorization gave in due time on October 15, 2019, Banco Macro SA performed the merger with Banco del Tucumán SA. Additionally, since that date, the authorization of Banco del Tucumán SA to operate as a commercial bank was revoked and its buildings were incorporated to Banco Macro SA as branches.

BANCO MACRO SA AND ITS SUBSIDIARIES

As of December 31, 2020 and 2019, the deposits held by the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena with the Bank amounted to 14,274,476 and 4,902,149 (including 3,536,735 and 3,342,313, related to court deposits), respectively.

Additionally, as of December 31, 2020 and 2019, the Bank granted loans to the Tucumán Provincial Government for an amount of 2,860,617 and 7,606,547, respectively.

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

Figures expressed in thousands of pesos

These consolidated financial statements are presented in thousands of Argentine pesos in terms of purchasing power as of December 31, 2020, except otherwise indicated, and are rounded up to the nearest amount in thousands of pesos, unless otherwise expressly stated (see section “Measuring unit” of this note).

Statement of financial position - Disclosure

The Bank presents its consolidated statements of financial position in order of liquidity based on the Bank’s intention and perceived ability to recover/settle the majority of assets/liabilities of the corresponding consolidated financial statement line item. An analysis regarding recovery or settlement within 12 months after the reporting date and more than 12 months after the reporting date is disclosed in note 25.

Financial assets and financial liabilities are generally reported gross in the consolidated statement of financial position. They are only offset and reported net when there is a legal and enforceable right to offset such financial assets and liabilities and the Management also intends to settle them on a net basis or to realize assets and settle liabilities simultaneously.

These consolidated financial statements were prepared on a historical cost basis, except for certain financial instruments which were valued at fair value through Other Comprehensive Income (OCI) or at Fair Value Through Profit or Loss. For further information see note 12. In addition, derivative instruments (term and forwards transactions) both assets and liabilities were valued at Fair Value through Profit or Loss.

Comparative information

The statement of financial position as of December 31, 2020 is presented comparatively with the immediately preceding fiscal year and the statements of income and other comprehensive income, the statement of changes in shareholders’ equity and the statement of cash flows for the fiscal year ended December 31, 2020, are presented comparatively with those as of December 31, 2019 and 2018.

BANCO MACRO SA AND ITS SUBSIDIARIES

The figures related to comparative information have been restated to consider the changes in the general purchasing power of the functional currency and, as a result, are stated in terms of the measuring unit current at the end of the reporting period (see the section “Measuring unit”).

Measuring unit

These consolidated financial statements as of December 31, 2020 have been restated for the changes in the general purchasing power of the functional currency (Argentine pesos) of the Bank, as of that date, as established by IAS 29 “Financial Reporting in Hyperinflationary Economies”.

According to IFRS, the restatement of financial statements is needed when the functional currency is the currency of a hyperinflationary economy. To achieve consistency in identifying an economic environment of that nature, IAS 29 establishes (i) certain qualitative indicators, not limited to, consisting of analyzing the general population behavior, prices, interest rates and wages with changes to a price index and the loss of purchasing power, and (ii) as quantitative characteristic, which is the most used condition in practice, to test if a three-year cumulative inflation rate is around 100% or more. Due to miscellaneous macroeconomic factors, the three-year inflation rate exceeds that figures and the Argentine government goals and other available estimates also indicate that this trend will not be reversed in the short term.

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

Considering the abovementioned indexes, the inflation rate was 36.14% and 53.83% for the fiscal years ended on December 31, 2020 and 2019, respectively.

Below is a description of the restating mechanism provided by IAS 29:

Description of the main aspects of the restatement process for statements of financial position:

(i)

Monetary items (the ones that are already stated in terms of the current measuring unit) are not restated because they are already expressed in terms of the monetary unit current at the end of the reporting period. In an inflationary period, an entity holding monetary assets generates purchasing power loss and holding monetary liabilities generates purchasing power gain, provided that the assets and liabilities are not linked to an adjustment mechanism that offsets, in some extend such effects. The net gain or loss on a monetary basis is included in profit or loss for the period.

(ii)	Assets and liabilities subject to adjustments based on specific agreements is adjusted in accordance with such agreements.

(iii)

Non-monetary items stated at current cost at the end of the reporting period, are not restated for presentation purposes in the statement of financial position, but the adjustment process must be completed to determine, in terms of constant measurement unit, the income or loss produced by holding these non-monetary items.

(iv)

Non-monetary items carried at historical cost or at current cost at some earlier date before the reporting date, are restated by an index that reflects the general level of price variation from the acquisition or revaluation date to the closing date, proceeding then to compare the restated amounts of those assets with their recoverable amounts. Income or loss for the period related to depreciation of property, plant and equipment and amortization of Intangible Assets and other non-monetary cost are determined over the new restated amounts.

(v)	When an entity capitalizes borrowing cost in the non-monetary assets, the part of the borrowing cost that compensates for the inflation during the same period is not capitalized.

BANCO MACRO SA AND ITS SUBSIDIARIES

(vi)

The restatement of non-monetary assets in terms of a current measurement unit at the end of the reporting period, without an equivalent adjustment for tax purposes generates a taxable temporary difference and a deferred income tax liability is recognized and the contra account is recognized as profit or loss for the period. When, beyond the restatement, there is a revaluation of non-monetary assets, the deferred tax related to the restatement is recognized in profit or loss for the period and deferred tax related to the revaluation is recognized in other comprehensive income for the period.

Description of the main aspects of the restatement process for statements of income and other comprehensive income:

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

Description of the main aspects of the restatement process for the statements of changes in shareholders’ equity:

(i)

All equity´s components are restated by applying a general price index, as mentioned before, from the beginning of the fiscal year and each variation of those components is restated from the contribution date or from the moment it was produced by any other way. The inflation adjustment related to “Capital stock” and “Additional paid-in capital” is accumulated in “Adjustment to Shareholders’ Equity”.

(ii)	Other comprehensive income generated after the transition date are presented in terms of the measuring unit current at the end of the reporting period.

Description of the main aspects of the restatement process for the statement of cash flows:

(i)	All items are restated in terms of the measuring unit current at the end of the reporting period.

(ii)

The monetary gain or losses generated by cash and cash equivalents are separately disclosed in the statement of cash flows after the cash flow from operating investment activities and financing activities, in a separate and independent line, under the description “Total monetary effect on the fiscal year”.

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

Basis for Consolidation

These consolidated financial statements include the financial statements of the Bank and its subsidiaries as of December 31, 2020.

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

BANCO MACRO SA AND ITS SUBSIDIARIES

Notwithstanding the above, under certain particular circumstances, the Bank may still have control with less than a 50% participating interest or may not have the control even if it holds more than half of the shares of such other entity. Upon evaluating whether it has power over the controlled entity, and therefore controls the variation of its returns, the Bank shall consider all relevant facts and circumstances, including:

•	The purpose and design of the controlled entity.

•	What the relevant activities are and how decisions about those activities are made and whether the Bank has the ability to direct such relevant activities.

•	Contractual arrangements such as call rights, put rights and liquidation rights.

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

The Bank considers the Argentine peso as its functional and presentation currency. To such effect, before consolidation, the financial statements of its subsidiary Macro Bank Limited, originally expressed in US dollars, were translated to pesos (presentation currency) using the following method and applying the inflation adjustment above explained in section “Measuring unit” of this note:

•

Assets and liabilities were converted at the reference exchange rate of the BCRA, in force for that foreign currency at the closing of business on the last business day of the fiscal years ended December 31, 2020 and 2019.

•

Figures related to the owners’ contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

•	Income for the fiscal years ended December 31, 2020, 2019 and 2018 were translated to pesos on a monthly basis, using the monthly average of the reference exchange rate of the BCRA.

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

BANCO MACRO SA AND ITS SUBSIDIARIES

The Bank has consolidated into its financial statements the financial statements of the following companies:

Subsidiaries	Principal Place of Business	Country	Main Activity
Macro Securities SA (a) and (b)	Av. Eduardo Madero 1182 – CABA	Argentina	Stock exchange services
Macro Fiducia SA	Av. Leandro N. Alem 1110 – 1st floor. CABA	Argentina	Services
Macro Fondos SGFCISA	Av. Eduardo Madero 1182 – 24th floor, Office B – CABA	Argentina	Management and administration of mutual funds
Macro Bank Limited (c)	Caves Village, Building 8 Office 1 – West Bay St., Nassau	Bahamas	Banking entity
Argenpay SAU (d)	Av. Eduardo Madero 1182 – CABA	Argentina	Electronic payments services

(a)	Consolidated with Macro Fondos SGFCI SA (80.90% equity interest and voting rights).
(b)	The indirect interest of Banco Macro SA is held through Macro Fiducia SA.
(c)	Consolidated with Sud Asesores (ROU) SA (100% voting rights – Equity interest 20,453).
(d)	Consolidated with the Bank since May 2019, as the equity interest was acquired in such month.

The Bank’s equity interest and voting rights in the companies it consolidates is as follows:

•	As of December 31, 2020:

Subsidiaries	Shares		Bank’s interest		Non-controlling interest
	Type	Number	Total capital stock	Voting rights	Total capital stock	Voting Rights
Macro Securities SA	Common	12,776,680	99.925%	99.932%	0.075%	0.068%
Macro Fiducia SA	Common	46,935,318	99.046%	99.046%	0.954%	0.954%
Macro Fondos SGFCISA	Common	327,183	99.939%	100.00%	0.061%
Macro Bank Limited	Common	39,816,899	99.999%	100.00%	0.001%
Argenpay SAU	Common	241,200,000	100.00%	100.00%

•	As of December 31, 2019

Subsidiaries	Shares		Bank’s interest		Non-controlling interest
	Type	Number	Total capital stock	Voting rights	Total capital stock	Voting Rights
Macro Securities SA	Common	12,776,680	99.925%	99.932%	0.075%	0.068%
Macro Fiducia SA	Common	46,935,318	99.046%	99.046%	0.954%	0.954%
Macro Fondos SGFCISA	Common	327,183	99.939%	100.00%	0.061%
Macro Bank Limited	Common	39,816,899	99.999%	100.00%	0.001%
Argenpay SAU	Common	7,700,000	100.00%	100.00%

Total assets, liabilities and Shareholders’ equity of the Bank and its subsidiaries as of December 31, 2020 and 2019 are as follows:

As of 12/31/2020	Banco Macro SA	Macro Bank Limited	Macro Securities SA	Macro Fiducia SA	Argenpay SAU	Eliminations	Consolidated
Assets	754,592,917	7,561,808	19,266,913	88,400	351,736	(7,332,711)	774,529,063
Liabilities	603,048,974	4,957,062	17,597,611	5,380	169,722	(2,795,497)	622,983,252
Equity attributable to the owners of the Bank	151,543,943	2,604,746	1,592,455	83,020	182,014	(4,462,235)	151,543,943
Equity attributable to non-controlling interests			76,847			(74,979)	1,868

BANCO MACRO SA AND ITS SUBSIDIARIES

As of 12/31/2019	Banco Macro SA	Macro Bank Limited	Macro Securities SA	Macro Fiducia SA	Argenpay SAU	Eliminations	Consolidated
Assets	601,950,983	4,681,429	5,478,637	87,150	10,506	(6,056,504)	606,152,201
Liabilities	457,560,065	1,983,781	3,722,427	4,280	769	(1,511,952)	461,759,370
Equity attributable to the owners of the Bank	144,390,918	2,697,648	1,660,662	82,870	9,737	(4,450,917)	144,390,918
Equity attributable to non-controlling interests			95,548			(93,635)	1,913

The Bank’s Management considers there are no other companies or structured entities to be included in the consolidated financial statements as of December 31, 2020.

Summary of significant accounting policies

Below there is a description of the principal valuation and disclosure criteria used for the preparation of these consolidated financial statements as December 31, 2020 and 2019:

3.1	Assets and liabilities denominated in foreign currency

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

BANCO MACRO SA AND ITS SUBSIDIARIES

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

This category presents two subcategories: financial assets at fair value held for trading and financial assets initially designated at fair value by the Management or under section 6.7.1. of IFRS 9. The Bank’s Management has not designated, at the beginning, financial assets at fair value through profit or loss.

BANCO MACRO SA AND ITS SUBSIDIARIES

The Bank classifies the financial assets as held for trading when they have been acquired or incurred principally for the purpose of selling or repurchasing it in the near term or when they are part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

Financial assets and liabilities at fair value through profit or loss are recognized at fair value in the consolidated statement of financial position. Changes in fair value are recognized under the item “Net gain from measurement of financial instruments at fair value” in the consolidated statement of income, as well as interest income or expenses and dividends pursuant to the contractual terms and conditions, or when the right to receive payment of the dividend is established.

The fair value estimation is explained on a detail basis in section “Accounting judgments, estimates and assumptions” of this note and the note 12 describes the valuation process of financial instruments at fair value.

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

Debt instruments at fair value through other comprehensive income are recognized in the consolidated statement of financial position at fair value. Profits and losses derived from changes in fair value are recognized in the consolidated statement of other comprehensive income as “Profits or losses from financial instruments measured at fair value through other comprehensive income”. Interest income (calculating by the “effective interest method”, which is explained in the following section), profit and loss from translation differences and impairment are recognized in the statement of income in the same manner as for financial assets measured at amortized cost and are disclosed as “Interest income”, “Differences in quoted prices of gold and foreign currency” and “Credit loss expense on financial assets”, respectively.

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

After initial recognition, these financial assets are recognized in the statement of financial position at amortized cost using the effective interest method, less a loss allowance for expected credit losses (ECL).

Interest income and impairment are disclosed in the consolidated statement of income as “Interest income” and “Credit loss expense on financial assets”, respectively. Changes in the allowance for ECL are presented in note 9.

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

BANCO MACRO SA AND ITS SUBSIDIARIES

3.2.1	Cash and deposits in banks

They were valued at their nominal value plus the relevant accrued interest, if applicable. Accrued interests were allocated in the consolidated statement of income as “Interest income”.

3.2.2	Repo transactions (purchase and sale of financial instruments)

These transactions were recognized in the consolidated statement of financial position as financing granted (received), as “Repo transactions”.

The difference between purchase and sale prices of such instruments were recognized as interest accrued during the effective term of the transactions using the effective interest method and were allocated in the consolidated statement of income as “Interest income” and “Interest expense”.

3.2.3	Loans and other financing

They are non-derivative financial assets that the Bank holds within a business model whose objective is to hold financial assets in order to collect contractual cash flows and the contractual terms of which give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

After initial recognition, loans and other financing were measured at amortized cost using the effective interest method, less a loss allowance for ECL. The amortized cost was calculated taking into account any discount or premium incurred in the origination or acquisition, and origination fees or commissions, which are part of the EIR. Income from interest was allocated in the consolidated statement of income as “Interest income”.

3.2.4	Impairment of financial assets

3.2.4.1.	Overview of the ECL principles

The Bank recognizes a loss allowance for ECL on loans, other financing and other debt instruments not measured at fair value through profit or loss along with loan commitments and financial guarantee contracts (not measured at fair value through profit or loss) and contract assets and accounts receivable on loans; hereinafter, the “financial instruments”. Equity instruments are not subject to impairment under IFRS 9.

The loss allowance for ECL is based on credit losses expected to arise during the life of a financial asset (lifetime ECL), unless there was no significant increase in credit risk since initial recognition, in which case the loss allowance is based on 12-month ECL. The Bank’s policies to determine whether credit risk increased significantly are included in note 51.1.1.1. “Definitions of significant increase in risk, impairment and default.”

12-month ECL is the portion of lifetime ECL that results from default events on a financial instrument that are possible within the 12 months after the reporting date.

Lifetime ECL and 12-month ECL are calculated on an individual or collective bases according to the nature of the portfolio of financial instruments. The Bank’s policy to group the financial assets measured on a collective basis are explained in note 51.1.1.1.1 “Customers analyzed on a collective basis” and 51.1.1.1.2 “Customers analyzed on an individual basis.”

The Bank adopted a policy to assess, at the end of each reporting period, whether there was a significant increase in the credit risk of a financial instrument since initial recognition considering the change in risk that the default may occur during the remainder life of a financial instrument. This is further explained in note 51.1.1.1. “Definitions of significant increase in risk, impairment and default.”

BANCO MACRO SA AND ITS SUBSIDIARIES

According to the aforementioned process, the Bank groups its financial instruments into Stage 1, Stage 2 and Stage 3, also covering purchased or originated financial instruments that are credit impaired, as described below:

•

Stage 1: When financial instruments are recognized for the first time, the Bank recognizes a loss allowance according to 12-month ECL. Stage 1-financial instruments also include credit lines in which credit risk improved within the parameters established by the Bank and the financial instrument was reclassified to another stage.

•

Stage 2: When a financial instrument shows a significant increase in credit risk since initial recognition, the Bank books a loss allowance for lifetime ECL. Stage 2-financial instruments also include credit lines in which credit risk improved within the parameters established by the Bank and the financial instrument was reclassified to Stage 3.

•

Stage 3: Financial instruments which credit value is impaired (as described in note 51.1.1.1. “Definitions of significant increase in risk, impairment and default.”) The Bank books a loss allowance for lifetime ECL.

•

Purchased or originated financial instruments that are credit impaired: financial instruments that are credit impaired upon initial recognition. Purchased or originated financial instruments that are credit impaired are booked at fair value upon initial recognition and interest income is recognized subsequently at a credit-adjusted effective interest rate. The loss allowance of ECL is only recognized or reversed provided that there is a subsequent change in ECL. The Bank did not purchase or generate credit-impaired financial instruments.

The Bank reduces the carrying amount of the financial instruments which amount owed it does not expect to recover in part or in full. This is considered a (partial) derecognition of the financial instrument.

3.2.4.2	The calculation of ECL

The Bank calculates ECL based on a three probability-weighted scenario to measure the expected cash shortfalls, discounted at an approximation to the EIR. A cash shortfall is the difference between the cash flows that are due to an entity in accordance with the contract and the cash flows that the entity expects to receive.

The key parameters to calculating ECL are as follows:

•

Probability of default (PD): It is an estimate of the probability of default during a certain time horizon. A default may occur only at a certain time during the period assessed if the credit line was not derecognized before and is still part of the portfolio. The concept of probability of default is explained in note 51.1.1.2. “The Bank’s internal rating and PD estimation process.”

•

Exposure at default (EAD): It is an estimate of the exposure to a future default date considering the expected changes in exposure after reporting date, including the settlement of principal and interest, whether they are scheduled by the agreement or otherwise, the expected disbursements on committed credit lines and interest accrued on late payments. The exposure at default is explained in note 51.1.1.3. “Exposure at default (EAD).”

•

Loss given default (LGD): It is an estimate of the loss arising in the event of default in a certain term. It is based on the difference between contractual cash flows and cash flows expected by the lender, including the performance of a guarantee or credit improvements related to the loan. In general, it is expressed as a percentage of the exposure at default. Further information of LGD is included in note 51.1.1.4. “Loss given default (LGD).”

When ECL are estimated, the Bank calculates these parameters for each one of the three scenarios (base case, intermediate and downside) weighed based on the estimated likelihood of occurrence and discounts the amount resulting from multiplying the aforementioned parameters by the effective interest rate determined upon initial recognition.

For credit cards and revolving lines of credit including both a loan and an unused loan commitment, ECL are calculated and disclosed with the loan. For loan commitments and financial guarantee contracts, ECL are recognized in “Provisions.”

BANCO MACRO SA AND ITS SUBSIDIARIES

The method for calculating ECL is summarized below:

•

Stage 1: 12-month ECL are calculated as a portion of lifetime ECL, accounting for the ECL of financial instruments from default within the 12 months subsequent to year-end. The Bank calculates the allocation of 12-month ECL based on the expectation of default within 12 months after year-end. These expected 12-month probabilities of default are applied to an EAD and multiplied by the expected LGD and discounted by an approximation to the original effective interest rate. This calculation is made for each of the three scenarios (base case, intermediate and downside), as explained above.

•

Stage 2: When a financial instrument shows a significant increase in credit risk since initial recognition, the Bank books a loss allowance for lifetime ECL. The method is similar to the one explained above, including the use of different scenarios, but PD is estimated over the remainder life of the instrument. Expected cash shortfalls are discounted by an approximation to the original effective interest rate.

•

Stage 3: For financial instruments considered credit-impaired, the Bank recognizes the ECL for the remainder life of these financial instruments. The method is similar to those used by Stage 2-financial instruments, with a PD set at 100%.

•

Loan commitments and credit cards: Upon estimating the lifetime ECL for loan commitments, the Bank estimates the expected portion of the loan commitment that will decline during 12 months or expected lifetime. The ECL is based on the present value of expected falls in cash flows if the loan is withdrawn based on weighing the three probability scenarios. Expected cash flows are discounted at a rate similar to the original rate of each transaction.

•

Guarantees and other commitments: The Bank’s liability under each guarantee is measured at the higher of the amount initially recognized less cumulative amortization recognized in the statement of income and the ECL provision. To such end, the Bank estimates the ECL based on the present value of the payments expected to be disbursed to the guarantee holder should the debtor fail to pay the debt. Cash flows are discounted by the risk-adjusted interest rate relevant to the disclosure. The calculation is made weighing the three scenarios. The ECL related to financial guarantee contracts are recognized in “Provisions.”

3.2.4.3	Prospective information

To determine a loss allowance in the calculation of ECL, the impact of the main macroeconomic variables should be analyzed to adjust historical information to the current conditions and short-term prospects. To such end, different and probable macroeconomic scenarios (base case, intermediate and downside) should be weighed upon using relevant variables in assessing credit risk (such as GDP growth, interest rate and CPI).

The inputs and models used for calculating ECL may not always capture all market characteristics as of the date of these consolidated financial statements. Consequently, the Bank may consider certain qualitative temporary adjustments to ensure that they are taken into account if they are material. Further information is included in note 51.1.2 “Prospective information.”

3.2.4.4	Debt instruments measured at fair value through other comprehensive income

The ECL of the debt instruments measured at fair value through other comprehensive income does not reduce the carrying amount of these financial instruments in the statement of financial position, which remains at fair value. Instead, an amount equal to the correction of value from these assets measured at amortized cost is recognized in “Other comprehensive income” as a cumulative impairment amount with the related charge to income. Cumulative loss recognized in “Other comprehensive income” is reclassified to the statement of income when the assets are derecognized.

BANCO MACRO SA AND ITS SUBSIDIARIES

3.2.4.5	Credit cards and other revolving credit lines

In the case of credit cards and other revolving lines of credit, the Bank does not limit its exposure to expected losses to the contractual notice period, but rather calculates ECL over a period that reflects the Bank’s expectations of customer behaviors, their unused credit commitments, the probability of default and the Bank’s future risk mitigation expectations, which may include reducing or settling the lines of credit. According to the Bank’s method, the period over which ECL are calculated for these products is three years.

The interest rate used to discount the ECL for credit cards is based on the average effective interest rate that is expected to be charged over the expected period of exposure to these lines of credit. This estimate considers that some of these lines of credit may be settled every month fully and consequently no interest would be charged.

3.2.4.6	Applications

Financial instruments are settled in part or in full after the first month in which the Bank has no reasonable expectations of recovering the financial instrument or part of the instrument. Should the amount to be settled be higher than the loss allowance for accumulated losses, the difference is considered an addition to the loss allowance that is then applied against the gross carrying amount. Any subsequent recovery is disclosed in the consolidated statement of income for the year of recovery in “Other operating income.”

3.2.4.7	Forborne and modified loans

The Bank considers a loan forborne when such modification is a result of the borrower’s present or expected financial difficulties. The renegotiation may include the extension of the payment terms and the agreement of new loan conditions. Once the conditions are renegotiated, the impairment is measured using the original effective interest rate as calculated before the conditions were amended. The Bank monitors forborne loans to ensure the continuity of future payments. Derecognition decisions and the classification between Stages 2 and 3 are determined on a case-by-case basis for the commercial portfolio and collectively for consumer portfolio. Should these procedures identify a loss related to a loan, it is disclosed and managed as an impaired Stage 3 forborne asset until it is collected or derecognized.

When the loan is renegotiated or modified but it is not derecognized, the Bank also considers whether the assets should be classified in Stage 3. Once an asset is classified as renegotiated, it will continue in Stage 2 until it is collected in full or impaired (Stage 3).

If the modifications are substantial, the loan is derecognized and a new loan with different conditions is recognized.

3.2.4.8	Valuation of collaterals

To mitigate the risks of its financial instruments, the Bank seeks to use, when possible, collaterals. Collateral comes in various forms, such as cash, securities, letters of credit/guarantees, real estate, receivables, other non-financial assets and credit enhancements, such as netting arrangements. Collateral, except for attached assets, is not recorded in the Bank’s statement of financial position. However, the fair value of collateral affects the calculation of ECL in certain products and customers assessed on an individual basis. The assessment is usually made at least at beginning date and it is reassessed on a regular basis.

Whenever possible, the Bank uses active market data to assess the financial instruments maintained as collateral. Other financial instruments that do not have readily determinable market values are valued using internal methods. Non-financial collateral, such as real estate, is valued based on data provided by third parties, such as mortgage brokers.

BANCO MACRO SA AND ITS SUBSIDIARIES

3.2.4.9	Collateral repossessed

The Bank’s policy is to determine whether an attached asset can be best used internally or should be sold. Assets determined to be useful internally are transferred to their relevant asset category at the lower of their attached value or the carrying value of the original secured asset.

The assets for which selling is determined to be a better option are transferred to assets held for sale at their fair value (if financial assets) and fair value less cost of sales for non-financial assets at attachment date according to the Bank’s policy.

During the normal course of business, the Bank does not include in its portfolio the properties and other attached assets but rather uses external agents to recover the funds, generally through auctions, to settle the outstanding payable. Any surplus fund is reimbursed to the customer/debtor. Hence, residential properties under attachment proceedings are not booked in the balance sheet.

3.2.5	Financial liabilities

After initial recognition, certain financial liabilities were measured at amortized cost using the effective interest method, except for derivatives that were measured at fair value through profit or loss. Interests were allocated in the consolidated statement of income as “Interest expense”.

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

Receivables and payables from forward transactions without delivery of underlying assets

It includes forward purchase, sale transactions of foreign currency without delivery of traded underlying asset and put options. Such transactions were measured at the fair value of the contracts and were performed by the Bank with intermediation purposes on its own account. The originated income was allocated in the consolidated statement of income as “Net gain from measurement of financial instruments at fair value”.

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

BANCO MACRO SA AND ITS SUBSIDIARIES

The Bank derecognizes a loan when the terms and conditions have been renegotiated and if, substantially, it becomes in a new loan, recognizing the difference for derecognition in profit or loss. If the modification does not generate substantially different cash flows, the modification does not result in derecognition of the loan. The Bank recalculates the gross carrying amount of the assets as present value of modified contractual cash flows, using for the discount the original EIR and recognizes profit or loss from modification, as explained in section 3.2.4.7 “Forborne and modified loans”.

On the other hand, a financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expires. When there is an exchange between an existing borrower and lender of debt instruments with substantially different terms, or the terms are substantially modified, such exchange or modification shall be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability, recognizing the difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid, in the consolidated statement of income as “Other operating income”.

Reclassification of financial assets and liabilities – Changes in business model

During fiscal year 2020, the Bank’s management decided to update the objective related to certain investments, which are explained as follows:

•	Federal Government Treasury Bonds adjusted by Cer 1% - Maturity 08/05/2021

Taking into account the trend context in the local market in which a high volatility was observed due to the government debt renegotiation and the international crisis generated by the pandemic of COVID-19, and a significant increase of Federal Government Bonds issuance was also observed, the Bank’s management concluded that there were higher possibilities to perform business and generate benefits by arbitraging bonds that the Bank holds in its portfolio. As a consequence, during July and August 2020, the Bank’s management reclassified from the amortized cost business model to the fair value through profit or loss (FVPL) business model. At the reclassification dates abovementioned, the amortized cost amounted to 2,603,590 and 5,116,512, respectively, while the fair value as of that dates amounted to 3,604,389 and 5,511,940, respectively, generating reclassification gains for an amount of 1,000,799 and 395,428, respectively.

•	Federal Government Treasury Bonds adjusted by CER 2.5% – Maturity 07/22/2021

Taking into account the trend context of government debt renegotiation and the issuance of new domestic debts, the volatilities of debt securities prices that creates a scenario in which it is not clear that the cash flows of these holdings will be obtained through their negotiation, instead could be also generated by holding them to maturity. As a consequence during July and August 2020, the Bank’s management reclassified from FVPL business model to fair value through OCI (FVOCI) business model. At the reclassification dates, the reclassified investments amounted to 4,150,395 and 5,034,995, respectively. At the reclassification dates, the effective interest rates were 31.45% and 33.31%, respectively. As of December 31, 2020 the FV amounted to 4,214,500 and 5,057,400, respectively. The income recognized in the consolidated statement of income amounted to 718,356 and 676,818, respectively.

•	National Treasury bills at discount in pesos maturity 01/29/2021 and National treasury bills at discount in pesos maturity 02/06/2021

Due to high nominal return expected for assets denominated in pesos, during December 2020, the Bank’s management decided to adjust its investment policy in order to sell these holdings in a short term, before their maturity. As a consequence, these holdings were reclassified from FVOCI business model to FVPL business model. At the reclassification date, the investment amounted to 22,625,105 and 13,629,800, respectively.

•	Federal Government Treasury bonds in pesos adjusted by CER 2021.

Given a scenario with projections of increasing nominal returns and the short term duration of this investment measured at FVOCI, the Bank’s management considered with low probability and convenient to sell in the short term the entire holding, so it was considered opportune to reclassify at amortized cost business model 50% of this portfolio. At the reclassification date, the fair value amounted to 8,314,307, the amortized cost amounted to 8,287,135, recognizing an income of 27,172. As of December 31, 2020 the fair value of these investments amounted to 8,601,844, while the income that would have recognized in consolidated statement of other comprehensive income during the fiscal year amounted to 27,577.

BANCO MACRO SA AND ITS SUBSIDIARIES

3.3	Leases

The Bank assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

3.3.1	The Bank as a lessee

The Bank applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets, which payments are recognized as rent expense on a straight-line basis. The Bank recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

•	Right-of-use assets

The Bank recognizes right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. The right of use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment, in line with the Bank’s policy as described in section 3.9 of this note.

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

3.3.2	The Bank as a lessor

The Bank grants loans through financial leases, recognizing the current value of lease payments as a financial asset, which is registered in the consolidated statement of financial position in the item “loans and other financing”. The difference between the total lease receivables and the current value of financing is recognized as interest to accrue. This income is recognized during the term of the lease using the EIR method, which reflects a constant rate of return and is recognized in the consolidated statement of income as “Interest income”. Losses originated for impairment are included in the consolidated statement of income as “Credit loss expense on financial assets”.

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

BANCO MACRO SA AND ITS SUBSIDIARIES

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

The Bank chose the cost model for all kinds of assets accounted for in this accounting item. These assets were carried at their cost less any accumulated depreciation and any accumulated impairment losses, if applicable. The historical cost of acquisition includes all expenses directly attributable to the acquisition of the assets. Maintenance and repair costs were accounted for in the consolidated statement of income as incurred. Any replacement and significant improvement of an item of property, plant and equipment is recognized as an asset only when it is likely to produce any future economic benefits exceeding the return originally assessed for such asset.

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

BANCO MACRO SA AND ITS SUBSIDIARIES

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

For this kind of property, the Bank chose the cost model as described in note 3.5 Property, plant and equipment.

An investment property is derecognized on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal. The difference between the net disposal proceeds and the carrying amount of the asset is recognized in the consolidated statement of income in the period of the retirement or disposal as “Other operating income”.

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

Profit or loss generated in the sale of assets held for sale is recorded in the consolidated statement of income as “Other operating income”.

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

BANCO MACRO SA AND ITS SUBSIDIARIES

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

The Bank recognized its streams of income and expenses as is explained below, in accordance with IFRS 9 and 15. The majority of Bank’s income and expenses are related to financial instruments, in general recorded using the effective interest method. The remaining income and expenses are recorded depending on the period in which the performance obligation is satisfied. In notes 29 to 32 are disclosed the streams and amounts for the years ended in December 31, 2020, 2019 and 2018.

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

BANCO MACRO SA AND ITS SUBSIDIARIES

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

These items are recognized according to the recognition criteria established in the conceptual Framework, for example the requirement that revenues and expenses should be accrued.

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

Based on the variables that the Bank takes into account in order to estimate the fair value of the points granted to customers (and the relation thereof with the exchange of the Reward), it is worthwhile to mention that such estimates are subject to a significant level of uncertainty (and variation) that should be considered. These considerations are described in detail in the section “Accounting judgments, estimates and assumptions” of this note.

3.13	Income Tax (see note 28)

Tax expense (tax income) comprises current tax expense (current tax income) and deferred tax expense (deferred tax income). This tax is accounted in the consolidated statement of income, except in the case of accounting items that are to be recognized directly in the consolidated statements of other comprehensive income. In this case, each accounting item is presented before assessing their impact on Income Tax, which is accounted for in the relevant accounting item.

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

BANCO MACRO SA AND ITS SUBSIDIARIES

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

3.14	Earnings / (Loss) per share

Basic earnings / (loss) per share shall be calculated by dividing Net profit / (loss) attributable to parent´s shareholders of the Bank by the weighted average number of ordinary shares outstanding during the fiscal year. See also note 41.

3.15	Fiduciary activities and investment management

The Bank renders custody, administration, investment management and advisory services to third parties that originate the holding or placement of assets in the name of such third parties. These assets and the income on them are not included in these consolidated financial statements, since they are not owned by the Bank. The commissions derived from these activities are accounted for as “Commissions income” in the consolidated statement of income. See also notes 44, 45 and 48.

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

BANCO MACRO SA AND ITS SUBSIDIARIES

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

New standards adopted in the fiscal year

For the fiscal year beginning on January 1, 2020, the following IFRS amendments are applicable and they did not have a material impact over these consolidated financial statements, as a whole.

1.	Amendments to the Conceptual Framework for Financial Reporting:

The modification to the Conceptual Framework includes some new concepts, provides updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts.

The changes to the Conceptual Framework may affect the application of IFRS in situations where no standard applies to a particular transaction or event.

This standard did not have a material impact on these consolidated financial statements since, currently, there are not material uncertainties about the application to a particular transaction or event.

2.	IFRS 3 “Business Combination” – amendments in definition of a business:

These amendments will help entities determine whether an acquisition made is a business or the purchase of a group of assets. The new amended definition emphasizes that the output of a business is to provide goods and services to customers, whereas the previous definition focused on returns in the form of dividends, lower costs or other economic benefits. This standard did not have a material impact on these consolidated financial statements since, currently, there are not business combination transactions.

3.	IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” – amendments to definition of material:

The new definition states that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments clarify that materiality will depend on the nature or magnitude of information or both. These amendments replaced the threshold “could influence” with “could reasonably be expected to influence”. This implies that the materiality assessment will need to take into account how primary users could reasonably be expected to be influenced in making economic decisions. This standard did not have a material impact on these consolidated financial statements.

4.	IFRS 16 “leases” – Amendment that provides accounting relief to lessees on lease modification accounting for rent concessions arising as a direct consequence of the COVID-19:

This amendment excepts lessees to assess lease arrangement, on an individual basis, whether a rent concession arising as a direct consequence of COVID-19 pandemic, is a lease modification and allows lessees to account the rent concession as if it was not a lease modification and charged it in the statement of income. This applies to rent concession related to COVID-19 that reduces lease payments due on or before June 30, 2021. This standard did not have a material impact on these consolidated financial statements (see note 53).

New pronouncements

The new and amended standards and interpretation that are issued, but not yet effective, up to the date of issuance of these consolidated financial statements are disclosed below. The Bank intends to adopt these standards, if applicable, when they come effective.

BANCO MACRO SA AND ITS SUBSIDIARIES

a)

Amendments to IFRS 3 - Reference to the Conceptual: the amendments are intended to replace a reference to a previous version of the IASB’s Conceptual Framework with a reference to the current version issued in March 2018 without significantly changing its requirements. The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” or IFRIC 21 “Levies”, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. This amendment is applicable as of January 1, 2022. The Bank does not expect this standard to have a material impact on the consolidated financial statements.

b)

Amendments to IAS 16 - Property, Plant and Equipment (PP&E): proceeds before Intended Use. The amendment prohibits entities from deducting from the cost of an item of PP&E, any proceeds of the sale of items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss. This amendment is applicable as of January 1, 2022. The Bank does not expect this standard to have a material impact on the consolidated financial statements.

c)

Amendments to IAS 37 - Onerous Contracts – Costs of Fulfilling a Contract: the IASB issued amendments to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. The amendments apply a ‘directly related cost approach’. The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract. The impact of these amendments on Entities that previously applied the incremental cost approach, is that they will see provisions increase to reflect the inclusion of costs related directly to contract activities, whilst entities that previously recognized contract loss provisions using the guidance from the former standard, IAS 11 Construction Contracts, will be required to exclude the allocation of indirect overheads from their provisions. This amendment is applicable as of January 1, 2022. The Bank does not expect this standard to have a material impact on the consolidated financial statements.

d)	Annual improvement cycle (2018-2020): the following is a summary of the amendments from the 2018-2020 annual improvements cycle:

•

IFRS 1 First-time Adoption of International Financial Reporting – Subsidiary as a first-time adopter: the amendment permits a subsidiary that elects to apply paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported by the parent, based on the parent’s date of transition to IFRS. This amendment is also applied to an associate or joint venture that elects to apply paragraph D16(a) of IFRS 1. This amendment is applicable as of 1 January 2022.

•

IFRS 9 Financial Instruments Fees in the ’10 per cent’ test for derecognition of financial liabilities: the amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of them original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf.

•

IFRS 16 “Leases” Illustrative examples - Lease incentives: the amendment removes the Example 13 accompanying IFRS 16 of payments from the lessor relating to leasehold improvements. This removes potential confusion regarding the treatment of lease incentives when applying IFRS 16.

The Bank does not expect this standard to have a material impact on the consolidated financial statements.

BANCO MACRO SA AND ITS SUBSIDIARIES

4.	DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

The following table shows holdings of debt securities at fair value through profit or loss as of December 31, 2020 and 2019 (see note 52):

	Holdings
	12/31/2020		12/31/2019
Name	Fair value level	Book amounts	Book amounts

DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
- Local
Government securities
Federal government treasury bonds at discount in pesos - Maturity: 01-29-2021	1	17,049,960
Federal government treasury bonds at discount in pesos - Maturity: 02-26-2021	1	11,273,975
Federal government treasury bonds in pesos adjusted by CER - Maturity: 07-22-2021	1	10,000,259	5,341,210
Federal government treasury bonds in pesos adjusted by CER - Maturity: 08-05-2021	1	7,747,857
Federal government treasury bonds in pesos BADLAR +100 PB - Maturity: 08-05-2021	1	5,971,755
Federal government treasury bonds in pesos adjusted by CER - Maturity: 03-25-2023	1	974,607
Federal government treasury bonds in pesos BADLAR +200 PBS - Maturity: 04-03-2022	1	533,627	3,296
Federal government treasury bonds in pesos - Private Badlar - Maturity: 11-09-2026	1	314,671
Federal government treasury bonds in pesos adjusted by CER - Maturity: 03-18-2022	1	307,664
Federal government treasury bonds in pesos adjusted by CER - Maturity: 03-25-2024	1	252,086
Other		177,554	1,203,612

Subtotal local government securities		54,604,015	6,548,118

Private securities
Debt Securities in Financial Trusts Surcos	3	249,107	143,368
Debt Securities in Financial Trusts Secubono	3	126,983	92,945
Securities of companies of publics service	3	2,354	2,371
Corporate bonds Aluar Aluminio Argentino SA Class 003 - Maturity: 07-30-2023	2	6
Debt Securities in Financial Trusts Consubond			482,369
Debt Securities in Financial Trusts Agrocap			129,091
Debt Securities in Financial Trusts Secubono Series 191 Class A - Maturity: 06-29-2020			114,820
Corporate Bonds Province of Buenos Aires Bank Class 009 -Maturity: 04-18-2021			68,246
Debt Securities in Financial Trusts Chubut Regalías Hidrocarburíferas - Maturity: 07-01-2020			41,105
Debt Securities in Financial Trusts Secubono Series 189A - Maturity: 03-30-2020			30,220
Other			73,338

Subtotal local private securities		378,450	1,177,873

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		54,982,465	7,725,991

5.	OTHER DEBT SECURITIES

The following table shows holdings of other debt securities as of December 31, 2020 and 2019 (see note 52):

	Holdings
	12/31/2020		12/31/2019
Name	Fair value level	Book amounts	Book amounts

OTHER DEBT SECURITIES

Measured at fair value through other comprehensive income
- Local
Government securities
Federal government treasury bonds in pesos BADLAR + 100 PB - Maturity: 08-05-2021	1	19,275,639
Federal government treasury bonds in pesos adjusted by CER - Maturity: 07-22-2021	1	8,941,173
Federal government treasury bonds in pesos adjusted by CER - Maturity: 04-17-2021	1	8,601,842
Federal government treasury bonds in pesos adjusted by CER - Maturity: 08-05-2021	1	3,419,978
Federal government treasury bonds in pesos adjusted by CER - Maturity: 03-25-2023	1	1,039,269
Federal government treasury letters at variable rate in pesos - Maturity: 03-31-2021	1	986,265
Federal government treasury bonds linked to dollar - Maturity: 11-30-2021	1	900,540
Federal government treasury bonds in pesos adjusted by CER - Maturity: 03-25-2024	1	875,759
Bonds of the Argentine Republic in dollars Step Up - Maturity: 07-09-2030	1	417,330
Treasury bills of Province of Neuquén Series 1 Class 1 - Maturity: 04-07-2021	1	264,546
Other		66,269	640,268

Subtotal local government securities		44,788,610	640,268

BANCO MACRO SA AND ITS SUBSIDIARIES

	Holdings
Name (contd.)	12/31/2020		12/31/2019
	Fair value level	Book amounts	Book amounts
Central Bank of Argentina Bills
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-21-2021	2	21,218,562
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-12-2021	1	19,732,940
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-28-2021	2	18,420,266
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-19-2021	1	17,642,322
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-05-2021	1	15,109,347
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-26-2021	1	13,603,450
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-14-2021	2	12,025,981
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-07-2021	2	10,922,852
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-03-2020			20,124,827
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-07-2020			15,394,929
Other			27,012,501

Subtotal Central Bank of Argentina Bills		128,675,720	62,532,257

- Foreign
Government securities
US Treasury Bill - Maturity: 01-14-2021	1	2,524,323
US Treasury Bill - Maturity: 01-19-2021	1	841,433
US Treasury Bill - Maturity: 01-21-2021	1	673,150
US Treasury Bill - Maturity: 01-28-2021	1	501,908
US Treasury Bill - Maturity: 01-07-2020			652,210

Subtotal foreign government securities		4,540,814	652,210

Total Other debt securities measured at fair value though other comprehensive income (1)		178,005,144	63,824,735

Measured at amortized cost
- Local
Government securities
Federal government bonds in pesos at 22% - Maturity: 05-21-2022	2	20,159,269
Federal government treasury bonds adjusted by CER - Maturity: 04-17-2021	1	8,573,109
Federal government treasury letters at variable rate in pesos - Maturity: 03-31-2021	1	1,583,139
Discount bonds denominated in pesos at 5.83% - Maturity: 12-31-2033	1	183,639	437,591
Federal government treasury bonds adjusted by CER - Maturity: 03-18-2022	1	55,692
Bonds Par denominated in Pesos - Maturity 12-31-2038	1	28,251	31,485
Federal government bonds in pesos - Fixed rate 26% - Maturity: 11-21-2020			10,855,842
National treasury bills coupon capitalized in pesos - Maturity: 02-26-2020			2,045,071
National treasury bills capitalized in pesos - Maturity: 05-13-2020			1,957,560
Federal government bonds in pesos at 22% - Maturity: 05-21-2022			1,663,894
Other			3,318,533

Subtotal local government Securities (2)		30,583,099	20,309,976

Private securities
Corporate Bonds YPF SA Class 046 - Maturity: 03-04-2021	2	97,853	80,217
Debt Securities in Financial Trusts Secubono Series 201 Class A - Maturity: 08-30-2021	3	78,659
Corporate Bonds YPF SA Class 043 - Maturity: 10-21-2023	2	74,269	100,337
Debt Securities in Financial Trusts Secubono Series 200 Class A - Maturity: 06-28-2021	3	71,025
Corporate Bonds Tecpetrol SA Class 003 - Maturity: 02-20-2021	2	49,563
Corporate Bonds Central Térmica Roca SA Class 004 - Maturity: 07-24-2022	2	36,863	35,559
Corporate Bonds Albanesi SA Class 003 - Maturity: 06-15-2021	2	30,897	38,446
Corporate Bonds Santander Río Bank S.A. Class 021 - Maturity: 01-26-2022	2	25,709
Corporate Bonds Generación Mediterránea SA Class 008 - Maturity: 08-29-2021	2	20,973	21,943
Corporate Bonds Rombo Compañía Financiera SA S041 - Maturity: 01-29-2021	2	17,000	69,082
Other		27,879	3,348,650

Subtotal local private Securities (2)		530,690	3,694,234

Total other debt securities measurement at amortized cost		31,113,789	24,004,210

TOTAL OTHER DEBT SECURITIES		209,118,933	87,828,945

(1)	The gross carrying amount of these investments, their stages and the related allowance for ECL are disclosed in note 9.3.

BANCO MACRO SA AND ITS SUBSIDIARIES

(2)	The gross carrying amount of these investments, their stages and the related allowance for ECL are disclosed in note 9.2.

As of December 31, 2020 the unrealized gains and losses from government securities amounted to 445,822 and (68,438), respectively, and the unrealized losses related to Central Bank Bills amounted to (185,277). In addition, as of December 31, 2019, the unrealized gains and losses from government securities amounted to 31,644 and (618,033), respectively, and the unrealized losses related to Central Bank Bills amounted to (80,771). All the abovementioned amounts are net of income tax effects.

6.	EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

The following table shows holdings of equity instruments at fair value through profit or loss as of December 31, 2020 and 2019:

	Holdings
Name	12/31/2020		12/31/2019
	Fair value level	Book amounts	Book amounts
Equity Instruments

Measured at fair value through profit or loss
- Local
Prisma Medios de Pago SA	3	4,975,977	3,405,143
Mercado Abierto Electrónico SA	3	144,222	70,730
Matba Rofex SA	3	21,242	15,723
C.O.E.L.S.A	3	19,511	13,076
Argentina Clearing y Registro SA	3	14,731	14,217
Sedesa	3	11,682	9,492
Provincanje SA	3	6,243	3,315
AC Inversora SA	3	5,389
Mercado a Término Rosario SA	3	4,308	12,510
Proin SA	3	1,960	2,012
Other		1,407	1,751

Subtotal local		5,206,672	3,547,969

- Foreign
Banco Latinoamericano de Comercio Exterior SA	1	9,728	12,731
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales	3	1,899	1,727

Subtotal foreign		11,627	14,458

Total measured at fair value through profit or loss		5,218,299	3,562,427

TOTAL EQUITY INSTRUMENTS		5,218,299	3,562,427

7.	REPO TRANSACTIONS

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

If securities purchased under an agreement to resell are subsequently sold to third parties, the obligation to return the securities is recorded in “Liabilities at fair value through profit or loss”.

BANCO MACRO SA AND ITS SUBSIDIARIES

As of December 31, 2020 and 2019 the Bank has agreed repurchase transactions of government and private securities for an amount of 618,572 and 1,364,825, respectively, and are recorded in “Repo Transactions”.

As of December 31, 2020 and 2019 the Bank has agreed reverse repurchase transactions of government and private securities for an amount of 39,421,705 and 1,481,096, respectively, and are recorded in “Repo Transactions”. Maturity of the agreed transactions as of December 2020 occurred during the month of January 2021.

As of December 31, 2020 and 2019, the securities delivered to guarantee the reverse repurchase transactions total 695,748 and 1,466,345, respectively, and are recorded in “Financial assets delivered as guarantee” (see note 8), while securities received guarantee repurchase transactions as of December 2020 and 2019 total 44,338,930 and 1,648,337 were recognized as an off balance sheet transaction.

Profits generated by the Bank as a result of its repurchase transactions arranged during the fiscal years ended on December 31, 2020, 2019 and 2018 total 7,067,389, 4,472,211 and 942,142, respectively, and were accounted for in “Interest income” in the consolidated statement of income. In addition, losses generated by the Bank as a result of its reverse repurchase transactions arranged during the fiscal years ended on December 31, 2020, 2019 and 2018 total 195,747, 458,103 and 457,876, respectively, and were recognized in “Interests expense” in the consolidated statement of income.

8.	FINANCIAL ASSETS DELIVERED AS GUARANTEE

As of December 31, 2020 and 2019, the Bank delivered as guarantee the following financial assets:

	Carrying Amount
Description	12/31/2020	12/31/2019
For transactions with the BCRA	12,040,746	10,127,017
For guarantee deposits	1,555,864	2,937,377
For securities forward contracts	695,748	1,466,345

Total	14,292,358	14,530,739

The Bank’s Management considers there shall be no losses due to the restrictions on the above listed financial assets.

9.	LOSS ALLOWANCE FOR EXPECTED CREDIT LOSSES ON CREDIT EXPOSURES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

The Bank recognizes a loss allowance for expected credit losses on all credit exposures not measured at fair value through profit or loss, like debt instruments measured at amortized cost, debt instruments measured at fair value through other comprehensive income, loan commitments and financial guarantee contracts (not measured at fair value through profit or loss), contract assets and lease receivables.

Note 12 discloses financial instruments classified as “measures at amortized cost”, “measured at fair value through other comprehensive income” and “measured at fair value through profit or loss”. This classification is made pursuant to what was detailed in note 3.2.4. Additionally, in note 12 are also explained the information related to the valuation process.

Moreover, the Bank applies the impairment requirements for guarantees granted, undrawn commitments of credit cards and checking accounts, letter of credits, which are not recognized in the consolidated statement of financial position.

BANCO MACRO SA AND ITS SUBSIDIARIES

For the purpose of assessing the Bank’s credit risk exposure and identifying material credit risk concentration, disclosures regarding to credit risk of financial assets and items not recognized in the statement of financial position, are as follows:

9.1.	Exposure to credit risk

	12/31/2020	12/31/2019
Loans and other financing	267,349,317	307,633,542
Collective assessment	193,056,864	173,435,436
Individual assessment	74,292,453	134,198,106

Less: Allowance for ECL	(9,928,122)	(6,901,953)

	257,421,195	300,731,589

The following table shows the credit quality and the debt balance to credit risk, based on the Bank’s credit risk rating system and the year-end stage classification, taking into account the several guidelines related to flexible conditions for credit established by the BCRA to moderate the pandemic effects generated by COVID-19 (see also note 51.1.4). The amounts are presented gross of the impairment allowances.

		12/31/2020 (*)
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		247,998,859	9,095,963		257,094,822	96.17%
High grade	0.00%-3.50%	203,625,287	74,994		203,700,281	76.20%
Standard grade	3.51%-7.00%	31,867,028	1,925,470		33,792,498	12.64%
Sub-standard grade	7.01%-33.00%	12,506,544	7,095,499		19,602,043	7.33%
Past due but not impaired	33.01%-99.99%	791,051	6,433,574		7,224,625	2.70%
Impaired	100%			3,029,870	3,029,870	1.13%

Total		248,789,910	15,529,537	3,029,870	267,349,317	100%

		93.06%	5.81%	1.13%	100%

(*)	See also note 51.1.4.

		12/31/2019
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		280,074,262	13,565,543		293,639,805	95.45%
High grade	0.00%-3.50%	234,860,526	153,443		235,013,969	76.40%
Standard grade	3.51%-7.00%	23,185,807	2,145,131		25,330,938	8.23%
Sub-standard grade	7.01%-33.00%	22,027,929	11,266,969		33,294,898	10.82%
Past due but not impaired	33.01%-99.99%	490,415	8,230,491		8,720,906	2.84%
Impaired	100%			5,272,831	5,272,831	1.71%

Total		280,564,677	21,796,034	5,272,831	307,633,542	100%

		91.20%	7.09%	1.71%	100%

9.1.1	Loans on an individual assessment

The table below shows the credit quality and the debt balance to credit risk of commercial loans based by grade on the Bank’s internal credit rating system, PD range and year-end stage classification. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in note 51.1 “Credit risk”.

		12/31/2020 (*)
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		67,960,595	2,781,608		70,742,203	95.22%
High grade	0.00%-3.50%	64,283,220	812		64,284,032	86.53%
Standard grade	3.51%-7.00%	2,742,148	1,454,671		4,196,819	5.65%
Sub-standard grade	7.01%-33.00%	935,227	1,326,125		2,261,352	3.04%
Past due but not impaired	33.01%-99.99%	372,660	1,614,916		1,987,576	2.68%
Impaired	100%			1,562,674	1,562,674	2.10%

Total		68,333,255	4,396,524	1,562,674	74,292,453	100%

		91.98%	5.92%	2.10%	100%

(*)	See also note 51.1.4.

BANCO MACRO SA AND ITS SUBSIDIARIES

		12/31/2019
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		128,020,746	2,895,846		130,916,592	97.55%
High grade	0.00%-3.50%	121,115,116	10,720		121,125,836	90.26%
Standard grade	3.51%-7.00%	25,878	1,184,255		1,210,133	0.90%
Sub-standard grade	7.01%-33.00%	6,879,752	1,700,871		8,580,623	6.39%
Past due but not impaired	33.01%-99.99%		1,389,063		1,389,063	1.04%
Impaired	100%			1,892,451	1,892,451	1.41%

Total		128,020,746	4,284,909	1,892,451	134,198,106	100%

		95.40%	3.19%	1.41%	100%

An analysis of changes in the gross carrying amount and the corresponding ECL allowances in relation to commercial lending is, as follows:

	Stage			Total
	1	2	3
Gross Carrying amount as of January 1, 2020	128,020,746	4,284,909	1,892,451	134,198,106
Assets originated or purchased	62,435,429	2,414,823		64,850,252
Assets derecognized or repaid	(102,930,411)	(926,908)	(1,029,675)	(104,886,994)
Transfers to Stage 1	213,137	(213,137)
Transfers to Stage 2	(378,924)	378,924
Transfers to Stage 3	(1,541,904)	(157,275)	1,699,179
Amounts Written Off			(375,325)	(375,325)
Monetary effects	(17,484,818)	(1,384,812)	(623,956)	(19,493,586)

As of December 31, 2020	68,333,255	4,396,524	1,562,674	74,292,453

	Stage			Total
	1	2	3
Gross Carrying amount as of January 1, 2019	140,670,991	2,125,782	2,353,984	145,150,757
Assets originated or purchased	150,197,527	4,510,146		154,707,673
Assets derecognized or repaid	(110,364,709)	(1,623,329)	(1,733,006)	(113,721,044)
Transfers to Stage 1	536,346	(428,565)	(107,781)
Transfers to Stage 2	(1,249,433)	1,249,433
Transfers to Stage 3	(2,569,451)	(29,397)	2,598,848
Amounts Written Off		(236)	(123,425)	(123,661)
Monetary effects	(49,200,525)	(1,518,925)	(1,096,169)	(51,815,619)

As of December 31, 2019	128,020,746	4,284,909	1,892,451	134,198,106

	Stage
	1	2	3	Total
ECL as at January 1, 2020	436,430	456,028	1,303,904	2,196,362
Assets originated or purchased	1,463,380	421,574		1,884,954
Assets derecognized or repaid	(335,089)	(26,302)	(813,640)	(1,175,031)
Transfers to Stage 1	9,749	(9,749)
Transfers to Stage 2	(1,181)	1,181
Transfers to Stage 3	(929,211)	(5,996)	935,207
Amounts Written Off			(329,807)	(329,807)
Monetary effects	(31,439)	(169,212)	(313,035)	(513,686)

At December 31, 2020	612,639	667,524	782,629	2,062,792

BANCO MACRO SA AND ITS SUBSIDIARIES

	Stage
	1	2	3	Total
ECL as at January 1, 2019	559,907	120,738	896,211	1,576,856
Assets originated or purchased	2,089,381	586,750		2,676,131
Assets derecognized or repaid	(411,175)	(87,985)	(628,383)	(1,127,543)
Transfers to Stage 1	76,434	(13,892)	(62,542)
Transfers to Stage 2	(17,184)	17,184
Transfers to Stage 3	(1,843,210)	(1,035)	1,844,245
Amounts Written Off		(5)	(53,717)	(53,722)
Monetary effects	(17,723)	(165,727)	(691,910)	(875,360)

At December 31, 2019	436,430	456,028	1,303,904	2,196,362

9.1.2.	Loans on a collective assessment

The table below shows the credit quality and the debt balance to credit risk of loans portfolio under collective assessment, by grade of credit risk classification based on the Bank’s internal credit rating system, PD range and year-end stage classification. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in note 51.1 “Credit risk”.

		12/31/2020 (*)
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		180,038,264	6,314,355		186,352,619	96.53%
High grade	0.00%-3.50%	139,342,067	74,182		139,416,249	72.22%
Standard grade	3.51%-7.00%	29,124,880	470,799		29,595,679	15.33%
Sub-standard grade	7.01%-33.00%	11,571,317	5,769,374		17,340,691	8.98%
Past due but not impaired	33.01%-99.99%	418,391	4,818,658		5,237,049	2.71%
Impaired	100%			1,467,196	1,467,196	0.76%

Total		180,456,655	11,133,013	1,467,196	193,056,864	100%

		93.47%	5.77%	0.76%	100%

(*)	See also note 51.1.4.

		12/31/2019
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		152,053,516	10,669,697		162,723,213	93.82%
High grade	0.00%-3.50%	113,745,410	142,723		113,888,133	65.66%
Standard grade	3.51%-7.00%	23,159,929	960,876		24,120,805	13.91%
Sub-standard grade	7.01%-33.00%	15,148,177	9,566,098		24,714,275	14.25%
Past due but not impaired	33.01%-99.99%	490,415	6,841,428		7,331,843	4.23%
Impaired	100%			3,380,380	3,380,380	1.95%

Total		152,543,931	17,511,125	3,380,380	173,435,436	100%

		87.95%	10.10%	1.95%	100%

An analysis of changes in the gross carrying amount and the corresponding ECL allowances in relation to consumer lending is, as follows:

	Stage			Total
	1	2	3
Gross Carrying amount as of January 1, 2020	152,543,931	17,511,125	3,380,380	173,435,436
Assets originated or purchased	122,636,191	6,987,337		129,623,528
Assets derecognized or repaid	(48,194,960)	(7,286,602)	(980,906)	(56,462,468)
Transfers to Stage 1	8,634,947	(8,338,341)	(296,606)
Transfers to Stage 2	(4,575,337)	4,830,837	(255,500)
Transfers to Stage 3	(1,104,828)	(309,271)	1,414,099
Amounts Written Off	(35,643)	(284,523)	(1,378,194)	(1,698,360)
Monetary effects	(49,447,646)	(1,977,549)	(416,077)	(51,841,272)

As of December 31, 2020	180,456,655	11,133,013	1,467,196	193,056,864

BANCO MACRO SA AND ITS SUBSIDIARIES

	Stage			Total
	1	2	3
Gross Carrying amount as of January 1, 2019	190,999,547	42,324,135	4,853,305	238,176,987
Assets originated or purchased	103,467,653	10,167,092		113,634,745
Assets derecognized or repaid	(71,378,819)	(19,642,849)	(1,649,885)	(92,671,553)
Transfers to Stage 1	14,992,526	(14,771,361)	(221,165)
Transfers to Stage 2	(8,171,761)	8,759,526	(587,765)
Transfers to Stage 3	(4,033,895)	(951,529)	4,985,424
Amounts Written Off	(323,899)	(936,075)	(2,198,639)	(3,458,613)
Monetary effects	(73,007,421)	(7,437,814)	(1,800,895)	(82,246,130)

As of December 31, 2019	152,543,931	17,511,125	3,380,380	173,435,436

	Stage
	1	2	3	Total
ECL as of January 1, 2020	1,561,990	1,480,048	1,663,553	4,705,591
Assets originated or purchased	4,381,186	1,785,657		6,166,843
Assets derecognized or repaid	362,221	(364,035)	(538,553)	(540,367)
Transfers to Stage 1	766,661	(621,987)	(144,674)
Transfers to Stage 2	(75,871)	188,316	(112,445)
Transfers to Stage 3	(708,400)	(48,396)	756,796
Amounts Written Off	(1,676)	(56,306)	(702,095)	(760,077)
Monetary effects	(1,655,093)	(4,471)	(47,096)	(1,706,660)

As of December 31, 2020	4,631,018	2,358,826	875,486	7,865,330

	Stage
	1	2	3	Total
ECL as at January 1, 2019	1,621,844	2,602,099	2,302,058	6,526,001
Assets originated or purchased	2,472,513	881,811		3,354,324
Assets derecognized or repaid	19,972	(1,093,709)	(917,811)	(1,991,548)
Transfers to Stage 1	733,257	(636,265)	(96,992)
Transfers to Stage 2	(115,770)	330,095	(214,325)
Transfers to Stage 3	(1,912,100)	(100,707)	2,012,807
Amounts Written Off	(9,225)	(144,692)	(1,106,555)	(1,260,472)
Monetary effects	(1,248,501)	(358,584)	(315,629)	(1,922,714)

As of December 31, 2019	1,561,990	1,480,048	1,663,553	4,705,591

Over the course of 2020 and 2019, the Bank generated from loan portfolio sales, profits for 36,947 and 69,935, respectively and losses for 27 and 1,446, respectively.

The contractual amount outstanding on loans and other financing that have been written off by the Bank as of December 31, 2020 and 2019 that were still subject to enforcement activity was 4,349,903 and 4,127,716, respectively.

9.2	Other debt securities at amortized cost

For local government securities, EAD is considered equal to the debt balance, because there is not available information of such instruments’ behavior when they defaulted. For PD and LGD parameters, they were calculated using Basel regulatory parameters.

For corporate bonds issued by the Bank’s customers, PD and LGD parameters calculated for loan exposures of those customers were used. The corporate bonds’ EAD is considered equal to the debt balance, because there is not available information of such instrument’s behavior when it defaulted.

For financial trusts at amortized cost, the criteria that was used in the calculation of ECL is based on credit risk ratings given by a credit rating agency for each types of debt securities that compose each financial trust. That is, the factor to be used will vary in relation to the holding debt securities class (A or B). It is assumed that the EAD is equal to the debt balance.

BANCO MACRO SA AND ITS SUBSIDIARIES

The table below shows the exposures gross of impairment allowances by stages:

	12/31/2020
	Stage 1	Stage 2	Stage 3	Total	%
Local government securities	30,587,228			30,587,228	98.29%
Corporate bonds	365,341			365,341	1.17%
Financial trust	166,692			166,692	0.54%

Total	31,119,261			31,119,261

	100%			100%

	12/31/2019
	Stage 1	Stage 2	Stage 3	Total	%
Local government securities	11,374,373	8,996,667		20,371,040	84.64%
Corporate bonds	2,198,423			2,198,423	9.13%
Financial trust	1,498,448			1,498,448	6.23%

Total	15,071,244	8,996,667		24,067,911

	62.62%	37.38%		100%

During 2019 there were transfers between stages considering what is mentioned in Note 20.

The related ECL for local government securities as of December 31, 2020 and 2019 amounted to 4,129 and 61,064, respectively. The related ECL for corporate bonds as of December 31, 2020 and 2019 amounted to 1,234 and 2,088, respectively. The ECL related to financial trusts as of December 31, 2020 and 2019 amounted to 109 and 549, respectively. See also note 5.

9.3	Government securities at fair value through OCI

This group includes federal government securities, provincial or Central Bank instruments measured at fair value through OCI. For these assets, an individual assessment of the related parameters was performed.

As of December 31, 2020 and 2019 the gross carrying amount related to these securities amounted to 178,005,144 and 63,824,735, the related ECL amounted to 5,964 and 286, respectively, and they were classified in stage 1. During 2020 and 2019, there were no transfers between stages. A detail of these investments are disclosed in note 5.

9.4	Other financial assets

As of December 31, 2020 and 2019 the gross carrying amount related to these securities amounted to 18,905,219 and 8,405,598 and they were classified in stage 1. The ECL related to these types of instruments amounted to 18,929 and 14,032 as of December 31, 2020 and 2019, respectively, including the ECL related to the payments to be collected for transaction mentioned in note 21. During 2020 and 2019, there were no transfers between stages.

During the fiscal years ended on December 31, 2020, 2019 and 2018 losses for ECL related to loans and other financing, other debt securities measured at amortized cost and other financial assets amounted to 7,861,600, 5,917,873 and 6,073,426, respectively, and were recognized in the consolidated statements of income under the item “Credit loss expense on financial assets”.

10.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. The Bank is also exposed to overdrafts and unused agreed credits on credit cards of the Bank. Since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in statement of financial position and they are, therefore, an integral part of the total risk of the Bank.

BANCO MACRO SA AND ITS SUBSIDIARIES

As of December 31, 2020 and 2019, the Bank maintains the following maximum exposure to credit risk related to this kind of transactions:

	12/31/2020	12/31/2019
Undrawn commitments of credit cards and checking accounts	95,220,298	124,364,340
Guarantees granted	1,282,770	2,340,277
Letters of credit	888,664	607,827
Overdraft and unused agreed commitments	518,606	1,432,695

	97,910,338	128,745,139

Less: Allowance for ECL (1)	(23,200)	(23,514)

Total	97,887,138	128,721,625

(1)	It includes high grade credit risk exposures in stage 1. During 2020 and 2019, there were no transfers between stages. See also note 22.

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

Notional values indicate the amount of the underlying pending transactions at year end and are not indicative of either the market risk or the credit risk. The fair value of the derivative financial instruments recognized as assets or liabilities in the consolidated statement of financial position is presented as follows. Changes in fair values were accounted for in profit or loss, the breakdown of which is disclosed in note 33.

Derivative assets		12/31/2020		12/31/2019
	Underlying Notional Value	Notional Value	Fair Value	Notional Value	Fair Value
Transactions of foreign currency contract without delivery of underlying asset	US Dollars	1,580	7,232	73,920	69,003
Put options –US Dollars (see note 21)	Shares	8,910,878	687,572	8,910,878	538,643
Put options – Pesos (see note 21)	Shares	8,910,878	294,674	8,910,878	230,847

Total derivatives held for trading			989,478		838,493

Derivative liabilities		12/31/2020		12/31/2019
	Underlying Notional Value	Notional Value	Fair Value	Notional Value	Fair Value
Transactions of foreign currency contract without delivery of underlying asset	US Dollars	1,755	230	73,920	1,046,556

Total derivatives held for trading			230		1,046,556

BANCO MACRO SA AND ITS SUBSIDIARIES

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

BANCO MACRO SA AND ITS SUBSIDIARIES

The following tables show the hierarchy in the Bank’s financial asset and liability fair value measurement, as of December 31, 2020 and 2019:

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2020

Item	Amortized cost	Fair value with changes in other comprehensive income	Fair value with changes in P/L	Fair value hierarchy
				Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash and deposits in banks
Cash	25,422,664
Financial institutions and Correspondents	104,539,560
Other	5,262
Debt securities at fair value through profit or loss			54,982,465	54,604,015	6	378,444
Derivative instruments			989,478		7,232	982,246
Repo transactions
Central Bank of the Argentine Republic	39,421,705
Other financial assets	18,280,848		605,442	579,263		26,179
Loans and other financing
To the non-financial government Sector	3,614,614
Other financial institutions	1,824,600
To the non-financial private sector and foreign residents
Overdrafts	17,611,869
Documents	27,339,195
Mortgage loans	25,410,608
Pledge loans	3,325,554
Personal loans	70,258,760
Credit cards	64,266,490
Financial leases	118,562
Other (1)	43,650,943
Other debt securities	31,113,789	178,005,144		115,417,483	62,587,661
Financial assets delivered as guarantee	13,596,610	695,748		695,748
Equity Instruments at fair value through profit or loss			5,218,299	9,855		5,208,444

TOTAL FINANCIAL ASSETS	489,801,633	178,700,892	61,795,684	171,306,364	62,594,899	6,595,313

FINANCIAL LIABILITIES
Deposits
From the non-financial government sector	73,565,424
From the financial sector	696,415
From the non-financial private sector and foreign residents
Checking accounts	65,401,102
Savings accounts	138,844,482
Time deposits and Investment accounts	181,767,558
Other	28,466,382
Derivative instruments			230	230
Repo transactions
Other financial institutions	618,572
Other financial liabilities	49,215,887
Financing received from Central Bank and other financial entities	919,103
Issued corporate bonds	4,926,901
Subordinated corporate bonds	34,300,292

TOTAL FINANCIAL LIABILITIES	578,722,118		230	230

(1)	Includes the total allowances to the non-financial private sector and foreign residents.

BANCO MACRO SA AND ITS SUBSIDIARIES

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2019

Item	Amortized cost	Fair value with changes in other comprehensive income	Fair value with changes in P/L	Fair value hierarchy
				Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash and deposits in banks
Cash	26,563,255
Financial institutions and Correspondents	110,498,075
Other	5,100
Debt securities at fair value through profit or loss			7,725,991	6,543,684	72,681	1,109,626
Derivative instruments			838,493	43,012	25,991	769,490
Repo transactions
Other financial entities	1,481,096
Other financial assets	7,889,031		502,535	471,221		31,314
Loans and other financing
To the non-financial government Sector	8,781,948
Other financial institutions	5,380,555
To the non-financial private sector and foreign residents
Overdrafts	56,276,823
Documents	28,085,343
Mortgage loans	28,053,169
Pledge loans	5,536,821
Personal loans	77,326,738
Credit cards	57,392,877
Financial leases	312,495
Other (1)	33,584,820
Other debt securities	24,004,210	63,824,735		50,355,730	13,469,005
Financial assets delivered as guarantee	14,530,739
Equity Instruments at fair value through profit or loss			3,562,427	12,842		3,549,585

TOTAL FINANCIAL ASSETS	485,703,095	63,824,735	12,629,446	57,426,489	13,567,677	5,460,015

FINANCIAL LIABILITIES
Deposits
From the non-financial government sector	23,906,675
From the financial sector	427,702
From the non-financial private sector and foreign residents
Checking accounts	54,625,032
Savings accounts	123,517,591
Time deposits and Investment accounts	144,401,841
Other	10,987,601
Derivative instruments			1,046,556		1,046,556
Repo transactions
Other financial institutions	1,364,825
Other financial liabilities	30,181,836
Financing received from Central Bank and other financial entities	3,057,451
Issued corporate bonds	7,521,820
Subordinated corporate bonds	33,098,040

TOTAL FINANCIAL LIABILITIES	433,090,414		1,046,556		1,046,556

(1)	Includes the total allowances to the non-financial private sector and foreign residents.

BANCO MACRO SA AND ITS SUBSIDIARIES

Description of valuation process

The fair value of instruments categorized as Level 1 was assessed by using quoted prices effective at the end of each fiscal year in active markets for identical assets or liabilities, if representative. Currently, for most of the government and private securities, there are two principal markets in which the Bank operates: BYMA and MAE. Additionally, in the case of derivatives, both MAE and Mercado a Término de Rosario SA (ROFEX) are deemed active markets.

On the other hand, for certain assets and liabilities that do not have an active market, categorized as Level 2, the Bank used valuation techniques that included the use of market transactions performed under mutual independent terms and conditions, between interested and duly informed parties, provided that they are available as well as references to the current fair value of another instrument being substantially similar, or otherwise the analysis of cash flows discounted at rates built from market information of similar instruments. In addition, certain assets and liabilities included in this category were valued using price quotes of identical instruments in “less active markets”.

Finally, the Bank has categorized as level 3 those assets and liabilities for which there are no identical or similar transactions in the market. For this approach, the Bank mainly used the cash flow discount model.

As of December 31, 2020 and 2019, the Bank has neither changed the techniques nor the assumptions used to estimate the fair value of the financial instruments.

Below is the reconciliation between the amounts at the beginning and at the end of the fiscal year of the financial assets and liabilities recognized at fair value categorized as level 3:

	As of December 31, 2020
Description	Debt securities	Other financial assets	Equity instruments at fair value through profit or loss	Derivative financial instruments
Amount at the beginning	1,109,626	31,314	3,549,583	769,490
Transfers to Level 3
Transfers from Level 3
Profit and loss (1)	207,791	9,472	2,609,737	417,029
Recognition and derecognition	(791,555)	(6,506)	17,111
Monetary effects	(147,418)	(8,101)	(967,987)	(204,273)

Amount at end of the fiscal year	378,444	26,179	5,208,444	982,246

	As of December 31, 2019
Description	Debt securities	Other financial assets	Equity instruments at fair value through profit or loss	Derivative financial instruments
Amount at the beginning	2,703,786	190,929	95,095
Transfers to Level 3
Transfers from Level 3
Profit and loss (1)	885,411	18,737	328,662
Recognition and derecognition	(1,706,169)	(143,266)	4,372,702	769,490
Monetary effects	(773,402)	(35,086)	(1,246,876)

Amount at end of the fiscal year	1,109,626	31,314	3,549,583	769,490

(1)	Profit and loss are recorded in “Net gain from measurement of financial instruments at fair value”.

Instruments measured as level 3 mainly include equity instruments at fair value through profit or loss which comprise Prisma Medios de Pago SA (see note 21). Its Fair Value was calculated on the basis of independent appraisers’ valuations, who relied on a future discounted cash flow method embracing an income approach.

BANCO MACRO SA AND ITS SUBSIDIARIES

On the other hand, the Bank includes in Level 3 the put option taken for the abovementioned participation in Prisma Medios de Pago SA which fair value was calculated by the same appraisers abovementioned. The result of the assets measured at fair value on the basis of unobservable data is recognized in “Net gain from measurement of financial instruments at fair value”. For the measurement of this instrument, a valuation technique based on the binomial method has been used by creating an equivalent portfolio with identical conditions to the put and taking into account different scenarios. The valuation model considers the projected value of the company’s cash flows and financial debt of the exercise date (34 months after the closing of the contract). Expected cash flows are discounted using WACC (Weighted Average Cost of Capital) discount rate.

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

Quantitative information about Level 3 Fair Value Measurements

Equity instruments at fair value through profit or loss

The fair value of the equity interest held in Prisma Medios de Pago SA was calculated with the assistance of independent appraisers’ using a discounted cash flow method by applying an income approach.

The most relevant unobservable input data include:

•	Projected EBITDA and Free cash flow (mainly determined by the expected evolution of the level of transactions and fees)

•	Minority discount rate (equivalent to 1 / (1 + Premium control) – 1)

•	WACC (Weighted Average Cost of Capital) of Prisma Medios de Pago SA.

•	g = growth factor for terminal value.

•	Capital expenditures assumptions.

Below is disclosed the sensitivity analysis for the valuation of the remaining 49% equity of Prisma Medios de Pago SA, still held by the selling shareholders. The sensitivity is related to the two following variables: the WACC and the growth level for future cash flows after 2023 that determines the terminal value:

Prisma Medios de Pago SA equity (49%) + minority discount

(9.09%) – US$ millions

g (terminal value growth – annual)

		2.00%	3.00%	4.00%
	97.5%	370.9	391.8	416.5
WACC	100%	366.2	386.8	411.1
	102.5%	361.7	381.9	405.9

The scenario for the valuation considers WACC at 100% and g at 3%.

As Banco Macro SA holds an interest in Prisma Medios de Pago SA of 4.494083% the fair value accounts amounts to 4,975,977, which is within a range of 4,652,478 and 5,357,416 according to the calculated sensitivity.

Derivative financial instruments

As previously mentioned, the Bank recognized the put option taken related to the participation in Prisma Medios de Pago SA. These instruments were measured using a valuation technique based on a binomial option pricing model.

The most relevant unobservable input data used in the pricing model include:

•	Monthly volatility (sensitivity to volatility ranging from 10%, 12% and 15%).

•

The theoretical exercise price for the option. This price is 7 times the expected EBITDA for the third year. This EBITDA is calculated considering the expected cash flows of the business as well as the financial indebtedness, considering Cash and Banks and Short-term investments, and financial indebtedness projected for the option exercise date.

BANCO MACRO SA AND ITS SUBSIDIARIES

•	Dividend yield.

•	Underlying asset (that arises from making the relation between estimated Equity Value with the numbers of shares and the WACC (Weighted Average Cost of Capital).

Below is disclosed the sensitivity for the valuation of the put option per share, based on the level of implied volatility and the theoretical exercise price of the share price:

Sensibility - US$

Volatility

		10.0%	12.0%	15.0%
	95%	1.08	1.16	1.26
EBITDA	100%	1.26	1.31	1.42
	105%	1.43	1.48	1.58

The scenario considered for the valuation considers EBITDA at 100% and volatility at 12%. Banco Macro SA has a position of 8,910,878 shares of Prisma Medios de Pago SA. Therefore, the fair value of the put is 982,246, which is within the range of 944,755 and 1,072,222 according to the calculated sensitivity.

Debt securities

The following table provides quantitative information about the valuation techniques and significant unobservable inputs used in the valuation of the main of debt securities of financial trusts for which the Bank uses an internal model.

	Fair value of			Range of inputs
	Level 3 Assets	Valuation	Significant unobservable	12/31/2020
	12/31/2020	Technique	inputs	Range of inputs
				Low	High	Unit
Debt Securities of Financial Trusts Provisional	376,090	Income approach (discounted cash flow)	Discount rate in pesos	43.84	47.60		%

	Fair value of			Range of inputs
	Level 3 Assets	Valuation	Significant unobservable	12/31/2019
	12/31/2019	Technique	inputs	Range of inputs
Debt Securities of Financial Trusts	259,482	Income approach (discounted cash flow)	Discount rate in pesos	48.50	74.06	%
Debt Securities of Financial Trusts Provisional	847,773	Income approach (discounted cash flow)	Discount rate in pesos	39.27	44.97	%

The table below describes the effect of changing the significant unobservable inputs to reasonable possible alternatives. Sensitivity data were calculated using a number of techniques including analyzing price dispersion of different price sources, adjusting model inputs to analyze changes within the fair value methodology.

	12/31/2020		12/31/2019
	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Debt Securities of Financial Trusts			5,654	(5,000)
Debt Securities of Financial Trusts Provisional	450	(439)	1,083	(1,057)

BANCO MACRO SA AND ITS SUBSIDIARIES

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy as well as the resulting determination of transfers between levels 1, 2 and 3 at each period end.

As of December 31, 2020 and 2019, the Bank has not recognized any transfers between levels 1, 2 and 3 of the fair value hierarchy.

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

The following table shows a comparison between the fair value and the carrying amount of financial instruments not measured at fair value as of December 31, 2020 and 2019:

	12/31/2020
	Carrying amount	Level 1	Level 2	Level 3	Fair Value
Financial assets
Cash and deposits in banks	129,967,486	129,967,486			129,967,486
Repo transactions	39,421,705	39,421,705			39,421,705
Other financial assets	18,280,848	18,280,848			18,280,848
Loans and other financing	257,421,195			239,959,333	239,959,333
Other debt securities	31,113,789	10,559,766	22,210,308	148,327	32,918,401
Financial assets delivered as guarantee	13,596,610	13,596,610			13,596,610

	489,801,633	211,826,415	22,210,308	240,107,660	474,144,383

Financial liabilities
Deposits	488,741,363	243,062,751		245,400,493	488,463,244
Repo transactions	618,572	618,572			618,572
Other financial liabilities	49,215,887	47,879,138	1,331,299		49,210,437
Financing received from the BCRA and other financial entities	919,103	323,872	585,643		909,515
Issued corporate bonds	4,926,901		4,120,798		4,120,798
Subordinated corporate bonds	34,300,292		29,103,736		29,103,736

	578,722,118	291,884,333	35,141,476	245,400,493	572,426,302

	12/31/2019
	Carrying amount	Level 1	Level 2	Level 3	Fair Value
Financial assets
Cash and deposits in banks	137,066,430	137,066,430			137,066,430
Repo transactions	1,481,096	1,481,096			1,481,096
Other financial assets	7,889,031	7,889,031			7,889,031
Loans and other financing	300,731,589	424,388		264,176,063	264,600,451
Other debt securities	24,004,210	2,127,361	22,652,005	1,660,974	26,440,340
Financial assets delivered as guarantee	14,530,739	13,064,394			13,064,394

	485,703,095	162,052,700	22,652,005	265,837,037	450,541,742

BANCO MACRO SA AND ITS SUBSIDIARIES

	12/31/2019
	Carrying amount	Level 1	Level 2	Level 3	Fair Value
Financial liabilities
Deposits	357,866,442	200,293,229		157,881,650	358,174,879
Repo transactions	1,364,825	1,364,825			1,364,825
Other financial liabilities	30,181,836	28,680,171	1,489,374		30,169,545
Financing received from the BCRA and other financial entities	3,057,451	2,501,414	481,284		2,982,698
Issued corporate bonds	7,521,820		1,878,785	3,619,745	5,498,530
Subordinated corporate bonds	33,098,040		24,967,325		24,967,325

	433,090,414	232,839,639	28,816,768	161,501,395	423,157,802

13.	LEASES

13.1	The bank as a lessee

The Bank has lease contracts mainly for real properties recognized in the item “Property, plant and equipment”. Generally, the bank is restricted from assigning or subleasing the leased assets.

As of December 31, 2020 and 2019, the carrying amount of assets recognized for the right-of-use assets identified in the lease contracts, depreciation expense for the fiscal year and the additions to right-of-use assets are disclosed in note 15 to these consolidated financial statements.

Set out below are the carrying amounts of lease liabilities and the movements during the fiscal year:

	2020	2019
At the beginning of the fiscal year	1,248,339	816,166
Additions	380,862	674,781
Accretion of interest (see note 38)	180,785	166,048
Difference in foreign currency	292,007	370,981
Payments	(561,773)	(312,356)
Monetary effects	(364,693)	(467,281)

At the end of the fiscal year (see note 24)	1,175,527	1,248,339

The short term leases were recognized as expense for an amount of 3,538 and 151,848 for the years ended December 31, 2020 and 2019, respectively.

The table below shows the maturity of the lease liabilities as of December 31, 2020 and 2019:

Lease liabilities	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
As of 12/31/2020	46,132	83,521	108,132	178,066	415,851	250,322	509,354	759,676
As of 12/31/2019	52,511	87,497	119,928	196,711	456,647	233,434	558,258	791,692

13.2	The Bank as a lessor

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

The following table shows the reconciliation between the total gross investment of financial leases and the current value of the minimum payments receivables for such leases:

	12/31/2020		12/31/2019
	Current value of minimum payments	Total gross investment	Current value of minimum payments	Total gross investment
Up to 1 year	80,408	102,282	214,710	263,150
From 1 to 5 years	38,154	59,291	97,785	129,338

	118,562	161,573	312,495	392,488

BANCO MACRO SA AND ITS SUBSIDIARIES

Income for non-accrued interests amounted to 43,011 and 79,993, for the years ended December 31, 2020 and 2019, respectively.

14.	INVESTMENTS IN ASSOCIATES AND JOINT ARRANGEMENTS

14.1	Associates entities

a)	Macro Warrants SA

The Bank holds an investment in the associate Macro Warrants SA. The existence of significant influence is evidenced by the representation the Bank has in the Board of Directors of the associate. In order to measure this investment, the Bank used accounting information of Macro Warrants SA as of September 30, 2020. Additionally, the Bank has considered, when applicable, the material transactions or events occurring between October 1, 2020, and December 31, 2020.

The following table presents the summarized financial information on the Bank’s investment in the associate:

Summarized statement of financial position	12/31/2020	12/31/2019
Total assets	58,950	42,826
Total liabilities	12,145	10,714

Shareholders’ equity	46,805	32,112
Proportional Bank’s interest	5%	5%

Investment carrying amount	2,340	1,606

As of December 31, 2020, 2019 and 2018, the investment carrying amount in the net income for the fiscal years amounted to 745, 889 and 346, respectively.

b)	Play Digital SA

As explain in note 1, the Bank holds an investment in the associate Play Digital SA. The existence of significant influence is evidenced by the representation the Bank has in the Board of Directors of the associate.

The following table presents the summarized financial information on the Bank’s interest in the associate:

Summarized statement of financial position	12/31/2020
Total assets	659,866
Total liabilities	87,619

Shareholders’ equity	572,247
Proportional Bank’s interest	9.9545%

Investment carrying amount	56,964

As of December 31, 2020, the investment carrying amount in the net income for the fiscal years amounted to 80,264 (loss).

14.2.	Joint ventures

The Bank participates in the following joint ventures, implemented through Uniones Transitorias de Empresas (UTE, for its acronym in Spanish):

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

BANCO MACRO SA AND ITS SUBSIDIARIES

The following table presents the summarized financial information on the Bank’s investment in the UTE:

Summarized statement of financial position	12/31/2020	12/31/2019
Total assets	387,526	518,096
Total liabilities	98,397	126,028

Shareholders’ equity	289,129	392,068
Proportional Bank’s interest	50%	50%

Investment carrying amount	144,565	196,034

As of December 31, 2020, 2019 and 2018, the investment carrying amount in the net income for the fiscal years amounted to 74,202, 152,984 and 146,908, respectively.

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

On June 27, 2018, the Bank, the UTE and the tax authorities of the Misiones provincial government entered into an agreement of “termination by mutual agreement” of the adaptation agreement, without implying or modifying the Bank’s rights and obligations as a financial agent of the province for the services provision established in the agreement. As of December 31, 2020 and 2019, according to the above-mentioned, the remaining investment amounted to 36 and 1,576, respectively.

15.	PROPERTY, PLANT AND EQUIPMENT

The changes in property, plant and equipment during the fiscal years ended on December 31, 2020 and 2019 are as follows:

	12/31/2020
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Depreciation for the fiscal year				Residual value at the end of the fiscal year
					Accumulated at the beginning	Decrease	For the fiscal year	At the end
Cost
Real property	29,821,961	50	678,094	25,227	1,890,000	12,096	617,806	2,495,710	27,979,118
Furniture and facilities	3,682,851	10	308,616	782	1,435,143	28	370,087	1,805,202	2,185,483
Machinery and equipment	4,861,732	5	630,516	106	2,584,279	45	871,640	3,455,874	2,036,268
Vehicles	837,976	5	80,942	62,807	684,402	58,325	75,190	701,267	154,844
Work in progress	1,189,216		465,125	815,824					838,517
Right of use real property	1,665,298	5	528,499	117,714	412,352	33,458	521,980	900,874	1,175,209
Other	2,667		28		2,648		21	2,669	26

Total property, plant and equipment (1)	42,061,701		2,691,820	1,022,460	7,008,824	103,952	2,456,724	9,361,596	34,369,465

	12/31/2019
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Depreciation for the fiscal year				Residual value at the end of the fiscal year
					Accumulated at the beginning	Decrease	For the fiscal year	At the end
Cost
Real property	27,620,633	50	2,352,622	151,294	1,474,810	118,384	533,574	1,890,000	27,931,961
Furniture and facilities	3,437,685	10	724,740	479,574	1,602,518	477,285	309,910	1,435,143	2,247,708
Machinery and equipment	7,645,815	5	860,294	3,644,377	5,283,492	3,640,537	941,324	2,584,279	2,277,453
Vehicles	830,915	5	133,984	126,923	666,680	65,487	83,209	684,402	153,574
Work in progress	2,046,200		1,979,389	2,836,373					1,189,216
Right of use real property		5	1,810,801	145,503		41,271	453,623	412,352	1,252,946
Other	2,465		202		2,423		225	2,648	19

Total property, plant and equipment (1)	41,583,713		7,862,032	7,384,044	9,029,923	4,342,964	2,321,865	7,008,824	35,052,877

(1)	During fiscal years 2020 and 2019, this item observed transfers to and from property, plant and equipment and/or non-current assets held for sale.

BANCO MACRO SA AND ITS SUBSIDIARIES

16.	INVESTMENT PROPERTY

The changes in investment property (including in “Other non-financial assets” – see note 18) during the fiscal years ended on December 31, 2020 and 2019 are as follow:

	12/31/2020
Item	Original Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Depreciation for the fiscal year				Residual value at the end of the fiscal year (1)
					Accumulated at the beginning	Decrease	For the fiscal year	At the end
Cost
Rented properties	220,218	50	1		33,694		2,461	36,155	184,064
Other investment properties	838,983	50	70,201	62,302	38,833	9	11,946	50,770	796,112

Total investment properties (2)	1,059,201		70,202	62,302	72,527	9	14,407	86,925	980,176

	12/31/2019
Item	Original Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Depreciation for the fiscal year				Residual value at the end of the fiscal year
					Accumulated at the beginning	Decrease	For the fiscal year	At the end
Cost
Rented properties	220,215	50	4	1	31,233	1	2,462	33,694	186,524
Other investment properties	729,432	50	433,937	324,386	28,680		10,153	38,833	800,150

Total investment properties (3)	949,647		433,941	324,387	59,913	1	12,615	72,527	986,674

(1)	The amounts disclosed do not differ significantly from the fair value.
(2)	During the fiscal year 2020, this item observed transfers to and from property, plant and equipment.
(3)	During the fiscal year 2019, this item observed transfers to and from property, plant and equipment and/or non-current assets held for sale.

17.	INTANGIBLE ASSETS

The changes in intangible assets during the fiscal years ended on December 31, 2020 and 2019 are as follow:

	12/31/2020
Item	Original Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Depreciation for the fiscal year				Residual value at the end of the fiscal year
					Accumulated at the beginning	Decrease	For the fiscal year	At the end
Cost
Licenses	2,224,761	5	524,722		911,978	1	514,339	1,426,316	1,323,167
Other intangible assets	6,942,583	5	1,688,410	1,192	3,433,183	1,192	1,416,917	4,848,908	3,780,893

Total intangible assets	9,167,344		2,213,132	1,192	4,345,161	1,193	1,931,256	6,275,224	5,104,060

	12/31/2019
Item	Original Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Depreciation for the fiscal year				Residual value at the end of the fiscal year
					Accumulated at the beginning	Decrease	For the fiscal year	At the end
Cost
Licenses	2,707,929	5	695,936	1,179,104	1,669,510	1,171,274	413,742	911,978	1,312,783
Other intangible assets	8,251,282	5	1,618,269	2,926,968	4,848,643	2,760,136	1,344,676	3,433,183	3,509,400

Total intangible assets (1)	10,959,211		2,314,205	4,106,072	6,518,153	3,931,410	1,758,418	4,345,161	4,822,183

(1)

During fiscal years 2019 there were transfers between lines of the item that produce differences between the amounts at the end of one fiscal year and the beginning of the other without implying modifications of the residual value at the end of the fiscal year.

BANCO MACRO SA AND ITS SUBSIDIARIES

18.	OTHER FINANCIAL AND NON-FINANCIAL ASSETS

The breakdown of the other financial and non-financial assets account in the statement of financial position is as follows:

Other financial assets	12/31/2020	12/31/2019
Receivables from spot sales of foreign currency pending settlement	8,440,351	18,301
Sundry debtors (see note 21)	7,390,700	6,396,792
Receivables from other spot sales pending settlement	1,722,085	1,241,411
Private securities	605,442	502,534
Receivables from spot sales of government securities pending settlement	553,943	8,752
Other	192,698	237,808

Subtotal	18,905,219	8,405,598

Allowances	(18,929)	(14,032)

	18,886,290	8,391,566

Other non-financial assets	12/31/2020	12/31/2019
Investment property (see note 16)	980,176	986,674
Tax advances	604,257	51,287
Advanced prepayments	466,204	320,313
Other	181,416	119,313

	2,232,053	1,477,587

Disclosures related to allowance for ECL are detailed in note 9 “Loss allowance for credit losses on credit exposures not measured at fair value through profit or loss”.

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

BANCO MACRO SA AND ITS SUBSIDIARIES

As of December 31, 2020 and 2019, amounts balances and profit or loss related to transactions generated with related parties are as follows:

	Information as of December 31, 2020
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (2)	Other related parties	Total
ASSETS

Cash and deposit in banks	674							674
Repo transaction		767,386						767,386
Other financial assets							148	148
Loans and other financing (3)
Documents							1,528	1,528
Overdraft						32,754	406,418	439,172
Credit Cards						45,318	11,003	56,321
Lease		1,034					5,223	6,257
Personal loans						11,651		11,651
Mortgage loans						84,173		84,173
Other loans		711,777					380,489	1,092,266
Guarantee granted							831,701	831,701

Total Assets	674	1,480,197				173,896	1,636,510	3,291,277

LIABILITIES

Deposits	7	671,420	130,614	56,976	43,339	620,654	3,777,234	5,300,244
Other financial liabilities		15,615				162	11,813,748	11,829,525
Other non-financial liabilities							11,423	11,423

Total Liabilities	7	687,035	130,614	56,976	43,339	620,816	15,602,405	17,141,192

INCOME / (LOSS)

Interest income		47,019				60,519	635,329	742,867
Interest expense		(627)			(8,864)	(893,465)	(737,515)	(1,640,471)
Commissions income		10,737	307		89	155	61,586	72,874
Commissions expense						(135)	(235)	(370)
Net income from measurement of financial instruments at fair value through profit or loss							17,861	17,861
Other operating income	4			1			23	28
Credit loss expense on financial assets		(6,886)						(6,886)
Administrative expense							(167,219)	(167,219)
Other operating expense							(76,761)	(76,761)

Income / (loss)	4	50,243	307	1	(8,775)	(832,926)	(266,931)	(1,058,077)

(1)	These transactions are eliminated during the consolidation process.
(2)	Includes close family members of the key management personnel.
(3)

The maximum financing amount for loans and other financing as of December 31, 2020 for Macro Securities SA, Key management personnel and other related parties amounted to 714,987, 997,346 and 4,673,348, respectively.

BANCO MACRO SA AND ITS SUBSIDIARIES

	Information as of December 31, 2019
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (2)	Other related parties	Total
ASSETS

Cash and deposit in banks	653							653
Other financial assets		160,385					71	160,456
Loans and other financing (3)
Documents							749,363	749,363
Overdraft						905,896	1,447,407	2,353,303
Credit Cards						52,752	32,082	84,834
Lease		4,607					9,326	13,933
Mortgage loans						80,305		80,305
Other loans							455,560	455,560
Guarantee granted							777,992	777,992

Total Assets	653	164,992				1,038,953	3,471,801	4,676,399

LIABILIITES

Deposits	15	1,226,167	114,383	1,623	31,201	17,785,179	1,797,457	20,956,025
Other financial liabilities						124	793,437	793,561

Total Liabilities	15	1,226,167	114,383	1,623	31,201	17,785,303	2,590,894	21,749,586

INCOME / (LOSS)

Interest income		13,000				102,201	307,541	422,742
Interest expense					(4,865)	(1,194,235)	(339,661)	(1,538,761)
Commissions income		760	259		262	74	7,458	8,813
Net loss from measurement of financial instruments at fair value through profit or loss						(54,322)	(283,860)	(338,182)
Other operating income	5						43	48
Administrative expense							(53,669)	(53,669)
Other operating expense							(139,868)	(139,868)

Income / (loss)	5	13,760	259		(4,603)	(1,146,282)	(502,016)	(1,638,877)

(1)	These transactions are eliminated during the consolidation process.
(2)	Includes close family members of the key management personnel.
(3)

The maximum financing amount for loans and other financing as of December 31, 2019 for Macro Securities SA, Key management personnel and other related parties amounted to 7,063, 1,120,919 and 4,899,400, respectively.

	Information as of December 31, 2018
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Associates		Key management personnel (2)	Other related parties	Total
INCOME / LOSS
Interest income						6,186	164,245	170,432
Interest expense		(8,004)		(473,888)		(855,016)	(52,576)	(1,389,484)
Commissions income		997	246	287		50	14,306	15,886
Administrative expenses							(24,584)	(24,584)
Other operating expenses				(3,187,035	) (3)		(65,810)	(3,252,845)

(Loss) / Income		(7,007)	246	(3,660,636)		(848,780)	35,581	(4,480,595)

(1)	These transactions are eliminated during the consolidation process.
(2)	Includes close members family of the key management personnel.
(3)	These losses were mainly generated by debit and credit cards processing expenses billed by Prisma Medios de Pago SA.

BANCO MACRO SA AND ITS SUBSIDIARIES

Transactions generated by the Bank with its related parties for transactions arranged within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

The Bank does not have loans granted to directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of December 31, 2020, 2019 and 2018, totaled 323,793, 325,577 and 295,188, respectively.

In addition, fees received by the Directors as of December 31, 2020, 2019 and 2018 amounted to 1,704,130, 2,298,592 and 1,634,030, respectively.

Additionally, the composition of the Board of Directors and key management personnel of the Bank and its subsidiaries is as follows:

	12/31/2020	12/31/2019
Board of Directors	22	24
Senior managers of the key management personnel	11	10

	33	34

20.	MODIFICATIONS OF FINANCIAL ASSETS

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

At the modification date, the gross carrying amount of the modified financial assets amounted to 12,967,201. As a consequence, the new gross carrying amount amounted to 9,065,091 and generated a modification loss for 3,902,110 included in “Other operating expenses” (see additionally note 38) as of December 31, 2019. As of December 31, 2020 these securities are not in the Bank´s portfolio.

21.	EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS– PRISMA MEDIOS DE PAGO SA

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

BANCO MACRO SA AND ITS SUBSIDIARIES

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

Income generated in this sale was recorded in the item “other operating income”. The amounts receivable, in pesos and US dollars, are recorded in the item “Other financial assets”.

As of December 31, 2020 and 2019, the remaining holding of the Bank in Prisma Medios de Pago SA (equivalent to 49%), is recorded in “Equity instruments at fair value through profit or loss” determined from valuations performed by independent experts (see also notes 6 and 12).

In addition, sellers retained the usufruct (dividends) of the shares sold to be reported by Prisma Medios de Pago SA for the year ended December 31, 2018, which were collected on April 26, 2019, and have the possibility to execute a put for the non-sold shares of this transaction (49%) and the buyer has the obligation to buy them, on an specific term established on the agreement, according to specifics clauses. Besides, the proportion applicable to the buyer of the dividends to be reported for the following fiscal years –with the buyer’s commitment to voting in favor of the distribution of certain minimum percentages– will be used to create a guarantee trust to repay the deferred price amount through the concession by the buyer and Prisma Medios de Pago SA of a usufruct over the economic rights of the shares in favor of such trust.

The put option above mentioned, is recorded in “Derivatives financial instruments” and measured by valuations performed by independent experts (see also notes 11 and 12).

On February 22, 2021 the Bank collected cash dividends for an amount of 425,811 which 216,441 were applied to decrease the receivable generated by the financing granted to AI ZENITH (Netherlands) B.V, for the purchase of Prisma Medios de Pago SA´s shares.

22.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

The changes in provisions during the fiscal years ended on December 31, 2020 and 2019 are as follow:

Item	Amounts at beginning of fiscal year		Decreases			12/31/2020
		Increases	Reversals	Charge off	Monetary effects
For administrative, disciplinary and criminal penalties	977				(259)	718
Letters of credit, guarantees and other Commitments (1)	23,514	16,268		8,623	(7,959)	23,200
Commercial claims in progress	1,142,840	200,844	8	349,776	(304,783)	689,117
Labor lawsuits	241,424	107,345		52,998	(68,020)	227,751
Pension funds - reimbursement	217,622	15,596		105,239	(39,128)	88,851
Other	379,675	798,227		753,095	(143,927)	280,880

Total provisions	2,006,052	1,138,280	8	1,269,731	(564,076)	1,310,517

Item	Amounts at beginning of fiscal year		Decreases			12/31/2019
		Increases	Reversals	Charge off	Monetary effects
For administrative, disciplinary and criminal penalties	1,503				(526)	977
Letters of credit, guarantees and other Commitments (1)	22,472	10,981			(9,939)	23,514
Commercial claims in progress	1,196,640	423,531		19,742	(457,589)	1,142,840
Labor lawsuits	230,566	179,678		61,518	(107,302)	241,424
Pension funds – reimbursement	260,269	163,619	36,725	75,717	(93,824)	217,622
Other	501,385	1,032,083		995,708	(158,085)	379,675

Total provisions	2,212,835	1,809,892	36,725	1,152,685	(827,265)	2,006,052

(1)	These amounts correspond to the ECL calculated for contingent transactions mentioned in note 10.

BANCO MACRO SA AND ITS SUBSIDIARIES

The expected terms to settle these obligations are as follows:

	12/31/2020			12/31/2019
	Within 12 months	Beyond 12 Months	12/31/2020
For administrative, disciplinary and criminal penalties	718		718	977
Letters of credits, guarantees and other Commitments (1)	23,200		23,200	23,514
Commercial claims in progress	434,658	254,459	689,117	1,142,840
Labor lawsuits	47,239	180,512	227,751	241,424
Pension funds - reimbursement	32,005	56,846	88,851	217,622
Other	250,179	30,701	280,880	379,675

	787,999	522,518	1,310,517	2,006,052

(1)	These amounts correspond to the ECL calculated for contingent transactions are mentioned in note 10.

In the opinion of the Management of the Bank and its legal counsel, there are no other significant effects than those disclosed in these consolidated financial statements, the amounts and settlement terms of which have been recognized based on the current value of such estimates, considering the probable settlement date thereof.

23.	EMPLOYEE BENEFITS PAYABLE

The table below presents the amounts of employee benefits payable as of December 31, 2020 and 2019:

Short-term employee benefits	12/31/2020	12/31/2019
Salaries, bonuses and payroll taxes payables	2,625,872	3,161,201
Vacation accrual	2,283,907	1,833,005

Total short-term employee benefits	4,909,779	4,994,206

The Bank has not long-term employee benefits or post-employment benefits as of December 31, 2020 and 2019.

24.	OTHER FINANCIAL AND NON-FINANCIAL LIABILITIES

The breakdown of the other financial and non-financial liabilities account in the statement of financial position is as follows:

Other financial liabilities	12/31/2020	12/31/2019
Credit and debit card settlement - due to merchants	17,203,560	18,351,431
Amounts payable for other spot purchases pending settlement	15,506,806	3,477,137
Amounts payable for spot purchases of foreign currency pending settlement	8,449,971	31,488
Payment orders pending settlement foreign exchange	3,073,105	2,789,684
Collections and other transactions on account and behalf others	1,413,544	2,141,311
Finance leases liabilities (see note 13.1)	1,175,527	1,248,339
Amounts payable for spot purchases of government securities pending settlement	420,552	18,612
Other	1,972,822	2,123,834

	49,215,887	30,181,836

Other non-financial liabilities	12/31/2020	12/31/2019
Dividends payable (see note 50)	16,579,990
Salaries, bonuses and payroll taxes payables	4,909,779	4,994,206
Withholdings	4,136,489	3,139,511
Taxes payables	1,788,389	2,580,254
Miscellaneous payables	1,426,724	1,304,518
Fees payables	503,649	667,312
Retirement pension payment orders pending settlement	409,534	452,047
Other	602,387	638,670

	30,356,941	13,776,518

BANCO MACRO SA AND ITS SUBSIDIARIES

25.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of December 31, 2020 and 2019:

12/31/2020	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Assets
Cash and deposits in banks	129,967,486
Debt securities at fair value through profit or loss	2,354	17,427,585	11,276,647	90,670	23,731,690	52,526,592	858,296	1,595,223	2,453,519
Derivative financial instruments			6,125			6,125		983,353	983,353
Repo transactions		39,421,705				39,421,705
Other financial assets	2,030,643	12,354,670	45,334	269,908		12,669,912		4,185,735	4,185,735
Loans and other financing	635,920	88,969,209	23,935,771	32,049,129	33,186,725	178,140,834	27,819,753	50,824,688	78,644,441
Other debt securities		133,258,646	2,792,253	17,532,000	32,632,409	186,215,308	20,302,997	2,600,628	22,903,625
Financial assets delivered as guarantee	13,596,610	695,748				695,748
Equity instruments at fair value through profit or loss	5,218,299

Total assets	151,451,312	292,127,563	38,056,130	49,941,707	89,550,824	469,676,224	48,981,046	60,189,627	109,170,673

Liabilities
Deposits	238,381,658	199,611,251	43,211,475	5,106,431	2,409,127	250,338,284	20,547	874	21,421
Derivative financial instruments		42	188			230
Repo transactions		618,572				618,572
Other financial liabilities		47,873,434	131,538	122,638	311,478	48,439,088	262,771	514,028	776,799
Financing received from the BCRA and other financial institutions		419,058	194,054	195,387	72,033	880,532	33,469	5,102	38,571
Issued corporate bonds		169,927		2,379,278		2,549,205	2,377,696		2,377,696
Subordinated corporate bonds				642,292		642,292		33,658,000	33,658,000

Total liabilities	238,381,658	248,692,284	43,537,255	8,446,026	2,792,638	303,468,203	2,694,483	34,178,004	36,872,487

12/31/2019	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Assets
Cash and deposits in banks	137,066,430
Debt securities at fair value through profit or loss		680,755	712,263	283,096	62,438	1,738,552	5,446,344	541,095	5,987,439
Derivative financial instruments		69,003				69,003		769,490	769,490
Repo transactions		1,481,096				1,481,096
Other financial assets	3,787,812	2,581,155	2,949	387,485		2,971,589		1,632,165	1,632,165
Loans and other financing	3,978,589	124,683,513	29,740,732	20,333,701	22,627,214	197,385,160	36,406,782	62,961,058	99,367,840
Other debt securities		63,462,778	4,497,743	4,922,940	13,620,806	86,504,267	355,003	969,675	1,324,678
Financial assets delivered as guarantee	13,064,394	1,466,345				1,466,345
Equity instruments at fair value through profit or loss	3,562,427

Total assets	161,459,652	194,424,645	34,953,687	25,927,222	36,310,458	291,616,012	42,208,129	66,873,483	109,081,612

BANCO MACRO SA AND ITS SUBSIDIARIES

12/31/2019	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Liabilities
Deposits	194,334,201	123,518,528	34,293,022	4,374,131	1,276,135	163,461,816	56,294	14,131	70,425
Derivative instruments		399,076	464,440	183,040		1,046,556
Repo transactions		1,364,825				1,364,825
Other financial liabilities		28,681,380	129,844	140,734	221,818	29,173,776	425,976	582,084	1,008,060
Financing received from the BCRA and other financial institutions		1,398,972	1,111,838	185,384	107,985	2,804,179	200,761	52,511	253,272
Issued corporate bonds		257,208		83,306		340,514	3,313,662	3,867,644	7,181,306
Subordinated corporate bonds				481,479		481,479		32,616,561	32,616,561

Total liabilities	194,334,201	155,619,989	35,999,144	5,448,074	1,605,938	198,673,145	3,996,693	37,132,931	41,129,624

26.	FOREIGN CURRENCY AMOUNTS

		12/31/2020				12/31/2019
	Total parent company and local branches	Total per currency
Items		US dollar	Euro	Real	Other	Total
ASSETS
Cash and deposits in banks	105,720,560	105,194,576	332,411	19,495	174,078	96,598,721
Debt securities at fair value through profit or loss	5,957	5,957				336,603
Derivative instruments	687,572	687,572				538,643
Other financial assets	4,977,237	4,977,237				5,105,215
Loans and other financing	23,343,858	23,343,858				53,059,132
To the non-financial government sector
Other financial institutions	21,234	21,234				827,986
From the non-financial private sector and foreign Residents	23,322,624	23,322,624				52,231,146
Other debt securities	5,890,302	5,890,302				1,178,318
Financial assets delivered as guarantee	1,822,376	1,816,203	6,173			3,937,454
Equity Instruments at fair value through profit or loss	11,627	11,627				14,458

TOTAL ASSETS	142,459,489	141,927,332	338,584	19,495	174,078	160,768,544

LIABILITIES
Deposits	77,100,334	77,100,275	59			108,479,516
Non-financial government sector	4,198,481	4,198,481				5,432,420
Financial sector	573,892	573,892				313,018
Non-financial private sector and foreign residents	72,327,961	72,327,902	59			102,734,078
Other financial liabilities	18,449,094	18,348,283	90,618		10,193	7,144,736
Financing from Central Bank and other financial Institutions	469,614	469,614				2,784,926
Subordinated corporate bonds	34,300,292	34,300,292				33,098,040
Other non-financial liabilities	20,313	20,313				33,981

TOTAL LIABILITIES	130,339,647	130,238,777	90,677		10,193	151,541,199

27.	DISCLOSURES BY OPERATING SEGMENT

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

As of December 31, 2020 and 2019, all the conditions established by the income tax Law to practice the inflation adjustment are met and the current and deferred income tax was recognized, including the effects of the application of the inflation adjustment on income taxes established by Law (see section d) of this note).

b)	Income tax rate

The Law No. 27541 (see note 52) suspends, up to fiscal years beginning on January 1, 2021 included, the income tax rate reduction that had established the Law 27430, setting up for the suspended period a rate of 30%.

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

Deferred tax assets and deferred tax liabilities in the statement of financial position are as follows:

	12/31/2020	12/31/2019
Deferred tax assets
Loans and other financing	1,708,157	393,633
Provisions and employee benefits	591,113	529,485
Allowances for contingencies	365,174	594,761
Inflation adjustment (section d) of this note)	112,133	7,404,561
Leases	106,147	82,349
Other	161,767	407,933

Total deferred tax assets	3,044,491	9,412,722

Deferred tax liabilities
Property, plant and equipment and other non-financial assets	6,851,232	7,104,570
Intangible assets	1,377,624	1,320,956
Investments in other companies	1,283,901	889,262
Profit or loss for forward sale	511,718	317,513
Other	404,949	484,485

Total deferred tax liabilities	10,429,424	10,116,786

Net deferred tax liabilities	7,384,933	704,064

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

Changes in net deferred tax assets and liabilities as of December 31, 2020 and 2019 are summarized as follows:

	12/31/2020	12/31/2019
Net deferred tax liabilities at beginning of year	704,064	4,903,673
(Loss) / Profit for deferred taxes recognized in the statement of income	(6,680,869)	4,252,350	(*)
Other tax effects		(52,741)

Net deferred tax liabilities at fiscal year end	7,384,933	704,064

(*)

Includes the effect as explained in points a) and d) of this note. The entire changes in the deferred income tax is recorded in the statement of income and there is not impact in the statement of other comprehensive income.

The income tax recognized in the consolidated statement of income and in the consolidated statement of other comprehensive income differs from the income tax to be recognized if all income were subject to the current tax rate (see note 3.13).

The main items of income tax expense in the consolidated financial statements are as follows:

	12/31/2020	12/31/2019	12/31/2018
Current income tax expense (see section d) of this note)	4,401,927	17,920,438	14,994,896	(*)
Loss / (Profit) for deferred taxes recognized in the statement of income	6,680,869	(4,252,350)	887,187
Other tax effects		52,741	90,972
Monetary effects	1,964,154	3,897,322	3,862,096

Income tax loss recorded in the statement of income	13,046,950	17,618,151	19,835,151
Income tax loss / (profit) recorded in other comprehensive income	128,007	198,128	(302,153)

	13,174,957	17,816,279	19,532,998

(*)	The current income tax expense for the fiscal year 2020 includes the effects for the criterion adopted as described in point d) of this note.

The table below shows the reconciliation between income tax and the amounts obtained by applying the current tax rate in Argentina to the income carrying amount:

	12/31/2020	12/31/2019	12/31/2018
Accounting Income before tax on continuing operations	39,201,644	45,823,464	18,335,432
Applicable income tax rate	30%	30%	30%

Income tax on income carrying amount	11,760,493	13,747,039	5,500,630

Net permanent differences and other tax effects	(8,117,904)	(9,069,732)	297,930
Monetary effects	9,404,361	12,940,844	14,036,591

Total income tax	13,046,950	17,618,151	19,835,151

As of December 31, 2020, 2019 and 2018, the effective income tax rate is 33.3%, 38.4% and 108.2%, respectively.

d)

As decided by the Board of Directors in the meeting dated May 11, 2020, considering certain case-law on the subject assessed by its legal and tax advisors, on May 26, 2020, the Bank filed with the Administración Federal de Ingresos Públicos (AFIP, for its acronym in Spanish) its annual income tax return considering the total effect of the inflation adjustment on income tax (see section a) iv) of this note). As a result, the current income tax determined by Banco Macro SA for fiscal year 2019 amounted to 7,002,124 (not restated). The same criterion has been applied to determine the annual provision for 2020, which generated an accrued income tax for Banco Macro SA for such fiscal year that amounted to 10,230,500 (not restated).

BANCO MACRO SA AND ITS SUBSIDIARIES

In addition, on October 24, 2019 Banco Macro SA filed to AFIP-DGI two requests for the recovery of payments established by the first paragraph of section 81 Law 11683, in order to obtain the return of the amounts of 4,782,766 and 5,015,451 (not restated), paid to the tax authority as income tax for the fiscal years 2013 to 2017 and 2018, respectively, due to the impossibility to apply the inflation adjustment method established by the Income Tax Law (before the amendments include by Laws 27430 and 27468, for the fiscal years 2013 to 2017, and as per 2019 and amendments, for the fiscal year 2018), plus the related compensatory interest (files SIGEA Nº 19144-14224/2019 and 19144-14222/2019). As the regulatory authority has not resolved the abovementioned claims, on August 7, 2020 the Bank filed, under the terms of the second paragraph of section 81 Law 11683, the requests for the recovery of payment to the Federal Civil and Commercial Court of Appeal which are in process at Court Nº 8 and 2, respectively (Files 11285/2020 and 11296/2020).

29.	INTEREST INCOME

Description	12/31/2020	12/31/2019	12/31/2018
Interest and adjustment for the application of the effective interest rate of financial assets measured at amortized cost
For cash and bank deposits	128,169	354,796	58,114
For government securities	6,429,385	9,805,996	1,824,372
For debt securities	1,607,980	1,942,811	473,775
For loans and other financing
Financial sector	1,012,071	2,821,732	2,991,408
Non-financial public sector	2,953,253	1,840,235	2,285,366
Non-financial private sector
Overdrafts	10,812,954	21,176,144	13,705,709
Documents	4,758,585	7,594,077	8,394,619
Mortgage loans	8,074,017	11,031,618	10,454,451
Pledge loans	476,023	855,499	1,503,884
Personal loans	32,690,320	40,829,605	52,942,020
Credit cards	11,510,688	17,978,756	17,776,669
Leases	57,036	247,431	413,127
Other	13,213,833	7,164,630	9,160,791
For repo transactions
Central Bank of Argentina	6,971,713	552,927	67,162
Other financial institutions	95,676	3,919,284	874,980

Subtotal Interest and adjustment for the application of the effective interest rate of financial assets measured at amortized cost	100,791,703	128,115,541	122,926,447

Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through OCI
From debt government securities	56,288,509	78,228,180	40,733,953

Subtotal Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through OCI	56,288,509	78,228,180	40,733,953

	157,080,212	206,343,721	163,660,400

30.	INTEREST EXPENSE

Description	12/31/2020	12/31/2019	12/31/2018
For deposits
Non-financial private sector
Checking accounts	1,975,888	537,004	1,395,176
Saving accounts	654,139	896,495	863,077
Time deposits and investments accounts	53,900,325	79,268,075	54,175,946
For Financing received from Central Bank of Argentina and other financial institutions	100,834	359,809	312,120
For repo transactions
Other financial institutions	195,747	458,103	457,876
For other financial liabilities	61,339	254,710	121,208
Issued corporate bonds	1,547,872	3,250,457	3,795,894
For subordinated corporate bonds	2,397,775	2,319,007	2,083,761

	60,833,919	87,343,660	63,205,058

BANCO MACRO SA AND ITS SUBSIDIARIES

31.	COMMISSIONS INCOME

Description	12/31/2020	12/31/2019	12/31/2018
Performance obligations satisfied at a point in time
Commissions related to obligations	12,993,348	15,155,762	17,940,508
Commissions related to credit cards	8,410,516	8,075,227	8,885,346
Commissions related to insurance	1,601,339	1,591,978	1,766,846
Commissions related to securities value	544,485	371,863	218,240
Commissions related to trading and foreign exchange transactions	536,763	620,678	567,002
Commissions related to loans and other financing	183,726	217,173	185,144
Commissions related to financial guarantees granted	1,159	5,408	857

Performance obligations satisfied over certain time period
Commissions related to credit cards	427,955	361,896	320,505
Commissions related to trading and foreign exchange transactions	41,900	46,232	41,922
Commissions related to obligations	843	3,873	11,491
Commissions related to loans and other financing	732	14,562	11,986
Commissions related to financial guarantees granted	1	3,027	2,022

	24,742,767	26,467,679	29,951,869

32.	COMMISSIONS EXPENSE

Description	12/31/2020	12/31/2019	12/31/2018
Commissions related to debt securities			606
Commissions related to trading and foreign exchange transactions	117,519	209,142	102,926
Commissions paid ATM exchange	1,263,086	1,057,785	818,625
Checkbooks commissions and compensating cameras	404,450	453,612	449,593
Commissions credit cards and foreign trade	262,237	471,253	575,999

	2,047,292	2,191,792	1,947,749

33.	NET GAIN FROM MEASUREMENT OF FINANCIAL INSTRUMENTS AT FAIR VALUE

Description	12/31/2020	12/31/2019	12/31/2018
Gain from government securities	10,076,885	2,570,385	1,145,974
Gain from private securities	847,819	1,133,530	682,391
Gain from derivative financial instruments
Forward transactions	75,950	2,051,535	522,385
Put options	417,029	769,490
Gain from other financial assets	2,658	246,356	524,281
Gain from equity instruments at fair value through profit or loss	2,523,585	4,530,493	27,976
Gain / (Loss) from sales or derecognition of financial assets at fair value	34,768	(502,031)	(261,178)

	13,978,694	10,799,758	2,641,829

34.	DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

Description	12/31/2020	12/31/2019	12/31/2018
Translation of foreign currency assets and liabilities into pesos	3,277,757	(193,842)	(7,014,412)
Income from foreign currency exchange	951,933	4,955,089	3,348,883

	4,229,690	4,761,247	(3,665,529)

BANCO MACRO SA AND ITS SUBSIDIARIES

35.	OTHER OPERATING INCOME

Description	12/31/2020	12/31/2019	12/31/2018
Services	2,873,053	2,740,048	3,371,630
Adjustments and interest from other receivables	722,473	855,246	552,913
Derecognition or substantial modification of financial liabilities	228,983	556,936	1,473,234
Adjustments from other receivables with CER clauses	176,133	216,298
Sale of property, plant and equipment	7,767		79,472
Sale of non-current assets held for sale (1)		4,490,457
Initial recognition of loans		163,172	165,547
Sale of investment property and other non-financial assets			102,627
Other	1,361,353	1,428,841	1,632,921

	5,369,762	10,450,998	7,378,344

(1)	Mainly related to the sale of Prisma Medios de Pago SA, which was classified as non-current assets held for sale when it was sold. See also note 21.

36.	EMPLOYEE BENEFITS

Description	12/31/2020	12/31/2019	12/31/2018
Remunerations	19,677,575	19,957,891	19,723,875
Payroll taxes	4,412,779	5,858,301	3,838,541
Compensations and bonuses to employees	1,950,014	2,381,904	1,913,289
Employee services	558,234	667,246	653,352

	26,598,602	28,865,342	26,129,057

37.	ADMINISTRATIVE EXPENSES

Description	12/31/2020	12/31/2019	12/31/2018
Maintenance, conservation and repair expenses	2,270,241	2,335,918	2,292,878
Armored truck, documentation and events	2,043,964	2,306,997	2,123,678
Taxes	1,854,458	2,063,455	2,323,989
Fees to directors and syndics	1,623,253	2,820,293	1,821,591
Electricity and communications	1,529,052	1,614,474	1,490,093
Security services	1,414,620	1,612,060	1,812,195
Software	1,067,755	1,112,284	1,057,475
Other fees	888,329	1,377,867	1,420,601
Advertising and publicity	431,890	643,902	759,994
Insurance	170,619	165,379	156,284
Representation, travel and transportation expenses	128,300	269,521	292,574
Stationery and office supplies	91,311	139,146	149,333
Leases	90,887	306,688	833,776
Hired administrative services	3,266	5,921	46,518
Other	931,926	653,116	745,140

	14,539,871	17,427,021	17,326,119

38.	OTHER OPERATING EXPENSES

Description	12/31/2020	12/31/2019	12/31/2018
Turnover tax	11,255,405	13,929,404	14,737,685
For credit cards	4,553,624	4,990,875	5,039,235
Charges for other provisions	1,129,606	1,949,146	2,713,343

BANCO MACRO SA AND ITS SUBSIDIARIES

Description (contd.)	12/31/2020	12/31/2019	12/31/2018
Deposit guarantee fund contributions	739,624	784,007	775,917
Taxes	539,793	1,673,874	4,214
Interest on lease liabilities (see note 13.1)	180,785	166,048
Donations	168,550	380,577	222,916
Loss from sale or impairment of investments in properties and non-financial assets	132,382	155,959
Insurance claims	63,090	81,133	138,032
Cost of onerous contracts	7,366
Modification of financial assets (see note 20)		3,902,110
Loss from sale or impairment of property, plant and equipment		61,890
Other	1,706,711	2,013,376	2,254,637

	20,476,936	30,088,399	25,885,979

39.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

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

The table below presents the reconciliation between the item “Cash and cash equivalents” in the consolidated statement of cash flows and the relevant accounting items of the statement of financial position:

	12/31/2020	12/31/2019	12/31/2018
Cash and deposits in banks	129,967,486	137,066,430	156,581,272
Other debt securities	133,216,534	63,184,467	116,598,543
Loans and other financing	420,725	407,707	395,908

	263,604,745	200,658,604	273,575,723

The following table shows additional information on operational cash flows interest:

	12/31/2020	12/31/2019	12/31/2018
Interest paid	(37,603,924)	(98,212,186)	(49,046,442)
Interest collected	154,361,748	194,953,457	155,601,438

BANCO MACRO SA AND ITS SUBSIDIARIES

The following table shows further information of changes in liabilities arising from financing activities for the year ended December 31, 2020 (lease liabilities changes are disclosed in note 13):

	Financing received from the Central Bank of Argentina and other financial entities	Issued Corporate Bonds	Subordinated Corporate Bonds
Opening balance	3,057,451	7,521,820	33,098,040
Cash flow items
Proceeds	76
Payments	(2,048,327)	(2,114,046)	(2,246,089)
Non-cash flow items
Movement in accrued interest	55,388	1,547,872	2,397,775
Derecognition or substantial modification of financial liabilities		(209,458)	29,427
Difference in quoted prices of foreign currency	308,697		11,435,578
Monetary effects	(454,182)	(1,819,287)	(10,414,439)

Ending balance	919,103	4,926,901	34,300,292

40.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of December 31, 2020, amounted to 639,413. Since January 1, 2019, the Bank’s capital stock has changed as follows:

SHARES			CAPITAL STOCK
Class	Number of shares	Votes per share	Issued and outstanding	In treasury		Paid-in
Registered Class A shares of common stock	11,235,670	5	11,236			11,236
Registered Class B shares of common stock	658,427,351	1	629,479	28,948	(1)	658,427

Total as of January1, 2019	669,663,021		640,715	28,948		669,663

Own shares acquired (1)			(1,317)	1,317
Capital stock decrease (2)	(30,265,275)			(30,265)		(30,265)
Capital stock increase (3)	15,662		15			15

Total 2019	639,413,408		639,413			639,413

As of December 31, 2020 and 2019:
Registered Class A shares of common stock	11,235,670	5	11,236			11,236
Registered Class B shares of common stock	628,177,738	1	628,177			628,177

Total 2020 and 2019	639,413,408		639,413			639,413

(1)

Related to the repurchase of the Bank’s own shares under the programs established by the Bank’s Board of Directors on August 8, 2018, October 17, 2018 and December 20, 2018 with the purpose of reducing share price fluctuations, minimizing possible temporary imbalances between market supply and demand.

The Program dated on August 8, 2018, established, that the maximum amount of the investment amounted to 5,000,000 and the maximum numbers of shares to be acquired were equivalent to 5% of the capital stock. At the end of this program the Bank had acquired 21,463,005 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote for an amount of 7,747,151 (nominal value: 3,113,925).

BANCO MACRO SA AND ITS SUBSIDIARIES

The Program dated on October 17, 2018, established the start over of the repurchase of the Bank’s own shares, with the pending use of funds of the abovementioned Program, already expired. At the end of this program, the Bank had acquired 6,774,019 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote for an amount of 2,206,503 (nominal value: 995,786).

The Program dated on December 20, 2018, established that the maximum amount of the investment amounted to 900,000 and the maximum numbers of shares to be acquired were equivalent to 1% of the capital stock. At the end of this program the Bank had acquired 2,028,251 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote for an amount of 624,507 (nominal value: 298,196) of which, as of December 31, 2018 were settled 711,386 common shares for an amount of 205,979 (nominal value: 98,353), and in January 2019 were settled 1,316,865 common shares for an amount of 418,528 (nominal value: 199,843).

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

(3)

Related to the capital stock increase through the issuance of 15,662 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote, approved by Shareholders’ Meeting mentioned in (2), due to the merger effects between Banco Macro SA and Banco del Tucumán SA (see additionally note 2.4). On October 29, 2019 the Bank was notified that the capital stock increase was registered at the Public Registry of Commerce.

41.	EARNINGS / (LOSS) PER SHARE. DIVIDENDS

Basic earnings / (loss) per share were calculated by dividing net profit attributable to common shareholders of the Bank by the weighted average number of common shares outstanding during the fiscal year.

To determine the weighted average number of common shares outstanding during the fiscal year, the Bank used the number of common shares outstanding at the beginning of the fiscal year adjusted, if applicable, by the number of common shares bought back or issued during the fiscal year multiplied by the number of days that the shares were outstanding in the fiscal year. Note 40 provides a breakdown of the changes in the Bank’s capital stock.

The following table reflects the income / (loss) and shares data used in the basic earnings / (loss) per share:

	12/31/2020	12/31/2019	12/31/2018
Net Income / (Loss) attributable to controlling interest	26,154,332	28,205,071	(1,500,074)
PLUS: Potential diluted earnings per common share
Net Income /(Loss) attributable to controlling interest adjusted as per diluted earnings	26,154,332	28,205,071	(1,500,074)
Weighted average of outstanding common shares for the fiscal year	639,413	639,402	661,141
Weighted average of outstanding common shares for the fiscal year adjusted as per dilution effect	639,413	639,402	661,141
Basic earnings / (loss) per share	40.9037	44.1116	(2.2689)

Dividends paid and proposed

Cash dividends paid during the fiscal years 2019 and 2018 to the shareholders of the Bank amounted to 6,393,978 (not restated) and 3,348,315 (not restated), respectively, which considering the number of shares outstanding to the date of effective payment that represents 10 and 5 pesos per share (not restated), respectively.

BANCO MACRO SA AND ITS SUBSIDIARIES

The Shareholders’ Meeting held on April 30, 2020, resolved to distribute cash dividends for 12,788,268 (not restated), which considering the number of shares outstanding at the date of such resolution, represented 20 pesos per share (not restated). According to Communiqué “A” 7035, the Central Bank extended the suspension of payment on earning distributions up to December 31, 2020. Afterwards, through Communiqué “A” 7181, such suspension was extended up to June 30, 2021. As a consequence, the Shareholders’ Meeting held on October 21, 2020, resolved to distribute a supplementary cash dividend which will be calculated by multiplying the dividend of Ps. 20 per share already approved by the Shareholders’ Meeting held on April, 30 2020, by the coefficient obtained after dividing the most recent CPI published by the INDEC and informed by such entity to the date on which the BCRA issues its authorization for the payment, by the CPI for the month of April 2020. The aggregate amount to be distributed for this purpose may not exceed the amount of 3,791,722 (not restated). For further information see note 50.

Finally, the Board of Directors’ meeting held on March 17, 2021, resolved to submit for discussion by the Shareholders’ Meeting the motion to distribute the amount of 15.64 pesos per share, which shall mean a total amount to be distributed of 10,000,426 subject to prior authorization of the BCRA.

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

Banco Macro SA holds an 8.4180% interest in the capital stock of Sedesa according to the percentages disclosed by BCRA Communiqué “B” 12152 on April 14, 2021.

All deposits in pesos and foreign currency placed in participating entities in the form of checking accounts, savings accounts, certificates of deposits or other forms of deposit that the BCRA may determine from time to time shall be subject to the abovementioned Deposit Guarantee Insurance System up to the amount of 1,500 which must meet the requirements provided for in Presidential Decree 540/1995 and other requirements that the regulatory authority may from time to time determine. On the other hand, the BCRA provided for the exclusion of the guarantee system, among others, of any deposits made by other financial entities, deposits made by persons related to the Bank and securities deposits.

43.	RESTRICTED ASSETS

As of December 31, 2020 and 2019, the following Bank’s assets are restricted:

Item	12/31/2020	12/31/2019
Debt securities at fair value through profit or loss and other debt securities
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 used as security in favor of Sedesa (1).	146,459	131,191
• Federal Government Treasury Bonds in pesos adjusted by CER 1%, maturing 2021 as of December 31, 2020 and Discount bonds in pesos regulated by Argentine legislation, maturing 2033 as of December 31, 2019, securing the sectorial Credit Program of the Province of San Juan. Production investment financing fund.	61,180	205,446
• Federal Government Treasury Bonds in pesos adjusted by CER 1%, maturing 2021 as of December 31, 2020 and Discount bonds in pesos regulated by Argentine legislation, maturing 2033, as of securing the regional economies Competitiveness Program – IDB loan No. 3174/OC-AR.	39,368	159,736
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 for minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/2013, as amended, of the CNV	32,926	29,493
• National Treasury bills at discount in pesos maturity 01-29-2021, securing the transaction of MAE Futuro Garantizado CPC2	19,600

BANCO MACRO SA AND ITS SUBSIDIARIES

Item (contd.)	12/31/2020	12/31/2019
• Federal Government Treasury Bonds in pesos adjusted by CER 1%, maturing 2021 for the contribution to the Guarantee Fund II in BYMA according to section 45 Law 26831 and supplementary regulations established by CNV standards (NT 2013, as amended)	3,192
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 securing a IDB loan of Province of San Juan No. 2763/OC-AR.		4,676

Subtotal debt securities at fair value through profit or loss and other debt securities	302,725	530,542

Other financial assets
• Mutual fund shares for minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/13, as amended, of the CNV	103,252	91,623
• Sundry debtors – Other	11,459	4,695
• Sundry debtors – attachment within the scope of the claim filed by the DGR against the City of Buenos Aires for differences on turnover tax	827	1,126

Subtotal Other financial assets	115,538	97,444

Loans and other financing – non-financial private sector and foreign residents
• Interests derived from contributions made as contributing partner (2)	260,000

Subtotal loans and other financing	260,000

Financial assets delivered as a guarantee
• Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	12,040,746	10,127,017
• Guarantee deposits related to credit and debit card transactions	1,317,869	1,098,129
• For securities forward contracts	695,748	1,466,345
• Other guarantee deposits	237,995	1,839,248

Subtotal Financial assets delivered as a guarantee	14,292,358	14,530,739

Other non-financial assets
• Real property related to a call option sold	216,420	436,648

Subtotal Other non-financial assets	216,420	436,648

Total	15,187,041	15,595,373

(1)

As replacement for the preferred shares of former Nuevo Banco Bisel SA to secure to Sedesa the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021.

(2)

As of December 31, 2020 it is related to the risk fund Fintech SGR and Garantizar SGR. In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

Moreover, on November 9, 2020 the Bank paid 12,638 for a call option which gives right to increase up to 24.99% the Bank’s interest in the capital stock of Fintech SGR.

BANCO MACRO SA AND ITS SUBSIDIARIES

44.	TRUST ACTIVITIES

The Bank is related to several types of trusts. The different trust agreements according to the business purpose sought by the Bank are disclosed below:

44.1.	Financial trusts for investment purposes

Debt securities include mainly prepayments towards the placement price of provisional trust securities of the financial trusts under public and private offerings (Red Surcos and Secubono). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon compensation. If after making the best efforts, such trust securities cannot be placed, the Bank will retain the definitive trust securities.

In addition, the Bank’s portfolio is completed with financial trusts for investment purposes, trust securities of definitive financial trusts in public and private offering (Secubono) and certificates of participation (Arfintech).

As of December 31, 2020 and 2019, debt securities and certificates of participation in financial trusts for investment purposes, total 568,961 and 2,637,016, respectively.

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

As of December 31, 2020 and 2019, considering the latest available accounting information as of the date of these consolidated financial statements, the assets managed through Macro Fiducia SA (subsidiary) of this type of trusts amounted to 6,641 and 12,462, respectively.

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

As of December 31, 2020 and 2019, considering the latest available accounting information as of the date of these consolidated financial statements, the assets managed by the Bank amounted to 2,061,643 and 1,397,282, respectively.

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

BANCO MACRO SA AND ITS SUBSIDIARIES

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

As of December 31, 2020 and 2019, considering the latest available accounting information as of these consolidated financial statements, the assets managed by the Bank amounted to 9,286,164 and 8,609,425, respectively.

45.	MUTUAL FUNDS DEPOSITARY FUNCTION

As of December 31, 2020 Banco Macro SA, in its capacity as depositary company, holds in custody the shares in mutual funds subscribed by third parties and assets from the following mutual funds:

Fund	Number of shares	Equity
Pionero Acciones	9,756,071	327,566
Pionero Argentina Bicentenario	343,298,122	836,673
Pionero Empresas FCI Abierto Pymes	261,731,584	1,475,402
Pionero FF	38,872,932	621,204
Pionero Gestión	996,810,463	1,081,486
Pionero Pesos	710,991,706	6,230,480
Pionero Pesos Plus	5,815,110,750	30,594,852
Pionero Renta	16,676,404	838,913
Pionero Renta Ahorro	97,409,727	1,882,603
Pionero Renta Ahorro Plus	961,427,834	4,326,701
Pionero Renta Estratégico	751,241,010	2,065,990
Pionero Renta Mixta I	20,336,414	92,278
Pionero Ahorro Dólares	3,624,907	286,176
Pionero Renta Fija Dólares	3,108,507	191,867
Argenfunds Abierto Pymes	2,273,411,547	4,638,247
Argenfunds Ahorro Pesos	65,544,394	605,472
Argenfunds Liquidez	5,556,185,412	8,941,739
Argenfunds Renta Argentina	8,911,464	33,916
Argenfunds Renta Balanceada	257,312,382	1,046,268
Argenfunds Renta Dinámica	8,522	25
Argenfunds Renta Fija	198,066,516	3,045,372
Argenfunds Renta Flexible	440,119,193	1,418,107
Argenfunds Renta Global	8,983,257	33,192
Argenfunds Renta Mixta	43,881	28
Argenfunds Renta Pesos	199,849,796	1,334,857
Argenfunds Renta Total	833,924,833	860,190
Argenfunds Renta Variable	276,458,840	5,261
Argenfunds Retorno Absoluto	574,667,044	1,088,368
Argenfunds Renta Capital	23,013,791	1,991,021
Argenfunds Renta Crecimiento	23,949,324	1,911,422
Argenfunds Renta Mixta Plus	353,432	23,928

BANCO MACRO SA AND ITS SUBSIDIARIES

46.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for December 2020 are listed below, indicating the amounts as of month-end of the related items:

Description	Banco Macro SA
Cash and deposits in banks
Amounts in BCRA accounts	49,994,923
Other debt securities
Liquidity letters of Central Bank of Argentina	47,216,670
Government securities computable for the minimum cash requirements	17,725,006
Financial assets delivered as guarantee
Special guarantee accounts with the BCRA	12,040,746

Total	126,977,345

47.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded by Banco Macro SA in these consolidated financial statements amount to:

Corporate Bonds	Original value		Residual face value as of 12/31/2020	12/31/2020	12/31/2019
Subordinated Resettable – Class A	USD400,000,000	(a.1)	USD400,000,000	34,300,292	33,098,040
Non-subordinated – Class B	Ps.4,620,570,000	(a.2)	Ps.2,889,191,000	2,430,823	3,950,950
Non-subordinated – Class C	Ps.3,207,500,000	(a.3)	Ps.2,413,000,000	2,496,078	3,570,870

Total				39,227,193	40,619,860

a.1)

On April 26, 2016, the general regular shareholders’ meeting approved the creation of a Global Program for the Issuance of Medium-Term Debt Securities, in accordance with the provisions of Law No. 23576, as amended and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies, under which it is possible to issue simple corporate bonds, not convertible into shares in one or more classes. Also, on April 28, 2017, the General and Special Shareholder’ Meeting resolved to extend the maximum amount of the abovementioned Global Program up to USD 1,500,000,000 (one thousand five hundred millions US dollars).

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

On October 17, 2018 and October 16, 2019 the Board of Directors decided to pay off these corporate bonds for a face value of pesos 1,229,518,000 and pesos 501,861,000, respectively, equivalent to the amount of purchases made as those dates.

As of the date of issuance of these consolidated financial statements the Bank made purchases of this issuance for a face value of pesos 511,495,000, with a remaining outstanding face value of pesos 2,377,696,000.

BANCO MACRO SA AND ITS SUBSIDIARIES

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

In addition, on October 16, 2019 and January 29, 2020, the Board of Directors decided to pay off these corporate bonds for a face value of pesos 750,500,000 and pesos 44,000,000, respectively.

As of the date of issuance of these consolidated financial statements, the corporate bonds were paid, the maturity and effective payment date was April 9, 2021. On such date, the Bank has cancelled the total principal and interest.

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

In addition to note 10, the Bank maintains different off balance sheet transactions, pursuant to the BCRA standards. Below are the amounts of the main off Balance sheet transactions as of December 31, 2020 and 2019:

Item	12/31/2020	12/31/2019
Custody of government and private securities and other assets held by third parties	184,427,915	110,822,511
Preferred and other collaterals received from customers (1)	84,474,882	75,613,250
Outstanding checks not yet paid	7,536,159	10,919,866
Checks already deposited and pending clearance	3,818,869	4,107,423
Written-off credits	4,349,903	4,127,716

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force in this matter.

49.	TAX AND OTHER CLAIMS

49.1.	Tax claims

The AFIP and tax authorities of the relevant jurisdictions have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax). As a result, there are claims pending at court and/or administrative levels, either subject to discussion or appeal. The most significant claims are summarized below:

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

Moreover, the Bank is also subject to three class actions initiated by consumers’ associations for the same purpose, all of them currently pending with Commercial Court No. 7 in and for the City of Buenos Aires, Clerk’s Office No. 13: a) Adecua v, Banco Macro on ordinary proceedings, File No. 20495/2007; b) Damnificados Financieros Asociación Civil Para Su Defensa et al v, Banco Macro on summary proceedings, File No. 37729/2007; c) Unión de Usuarios y Consumidores v. Nuevo Banco Bisel on ordinary proceedings, File No. 44704/2008. Regarding the actions mentioned in a) and b), on February 1, 2021, an agreement was reached and filed for court-approval effects. On such agreement, the Bank assumed to reimburse to its clients and former clients under the agreement, the 75% (seventy five percent) of the difference between the premium collected for life insurance over the debt balance of several products, and the amount that results for applying 2.45 per thousand on the assured amounts for the period between May 2, 2004, and July 31, 2011, both included, plus interest at the current rate of Banco de la Nación Argentina until the final approval of the agreement. On March 16, 2021, the agreement was approved by the Court. On April 8, 2021, the Bank completed the first stage of the approved agreement, while the rest of it will be fulfilled during the next 8 months.

There are also other class actions initiated by consumer protection associations in relation to the collection of certain commissions and/or financial charges or practices and certain withholdings made by the Bank to individuals as Buenos Aires City stamp tax withholding agent.

Furthermore, in other case the Bank was challenged for charging credit card users until December 2014 a commission for “purchase limit excess” that consisted of a percentage over the purchase limit excess amount. It was styled “User and Consumer Union et. al v. Banco Macro SA on summary proceedings” [Unión de Usuarios y Consumidores y otro c/ Banco Macro SA s/ Sumarísimo], file No. 31958/2010, pending with Commercial Court No. 1 in and for the City of Buenos Aires, Clerk’s Office No 1. On 03/15/2019 a court order was passed against the Bank from a trial court that ordered the reimbursement for all the collected amounts plus VAT and interest. Although this court decision was appealed, the Entity understands that there is a low probability that a favorable ruling shall be obtained from the trial court, as the Entity became aware of that the Court of Appeals approved related actions against other two banks, an agreement was reached and filed for court-approval effects on 11/03/2020. On such agreement, the Bank compromised to reimburse to credit card users for the period from August 2007 to December 2014, the amounts collected over the abovementioned concepts plus VAT over such commissions and interest calculated at the average current rate for Documents transactions in force at the Banco de la Nación Argentina. On August 26, 2020, the agreement was approved by the judge. On October 28, 2020, the first stage of the agreement was fulfilled while the second stage will be fulfilled in the next 12 months.

BANCO MACRO SA AND ITS SUBSIDIARIES

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above-mentioned proceedings other than those disclosed in these consolidated financial statements.

50.	RESTRICTION ON DIVIDENDS DISTRIBUTION

a)

According to BCRA regulations, 20% of Banco Macro SA income (calculated in accordance with BCRA standards), without including other comprehensive income, for the year plus/less prior-year adjustments and less accumulated losses as for the prior year-end, if any, should be allocated to the legal retained earnings.

In accordance with the BCRA accounting framework, the IAS 29 is applied since fiscal year 2020. Considering that, for regulatory purposes, there is no statutory computable earnings to allocate legal retain earnings. Therefore, the upcoming Shareholders’ Meeting shall not increase the legal earnings.

b)

Through BCRA rules related to Earnings distribution of financial entities, the BCRA establishes the general procedure to distribute earnings. According to that procedure, earnings may only be distributed if certain circumstances are met, such as no records of financial assistance from the BCRA due to illiquidity or shortages in payments of minimum capital or minimum cash requirement deficiencies and not being subject to the provisions of sections 34 and 35 bis of the Financial Entities Law (sections dealing with tax payment and restructuring agreements and reorganization of the Bank), among other conditions listed in the abovementioned communiqué that must be met. In addition, as established by BCRA Communiqué “A” 6768, the earnings distribution approved by the Shareholders’ Meeting of the Bank could only be formalized once the Superintendence of Financial and Foreign Exchange Institutions assesses the potential effects of the application of IFRS according to Communiqué “A” 6430 (section 5.5 IFRS 9 “Impairment”), the reduction of the lower loss allowances and a higher computable equity (RPC, for its acronym in Spanish) as a consequence of the application of Communiqué “A” 6946 section 2, as amended, for payroll financing to microenterprises and the restatement of financial statements according to Communiqué “A” 6651 in accordance with accounting standards established by Communiqué “A” 6847 and the guidelines to apply the restatement procedures established by Communiqué “A” 6849.

In addition, profits may only be distributed to the extent that the financial institution has positive results, after deducting, on a non-accounting basis, from retained earnings and the optional reserves for the future distribution of profits, (i) the amounts of the legal and other earnings reserves which are mandatory, (ii) all debit amounts of each one of the accounting items recognized in “Other Comprehensive Income”, (iii) income from of the revaluation of property, plant and equipment, intangible assets and investment property, (iv) the positive net difference between the amortized cost and the fair value of government debt instruments and/or monetary regulation instruments issued by the BCRA for those instruments recognized at amortized cost, (v) the adjustments identified by the Superintendence of Financial and Exchange Entities of the BCRA or by the independent external auditor and that have not been recognized in the accounting records and (vi) certain franchises granted by the BCRA. Additionally, no profit distributions shall be made out of the profit originated as a result of the first-time application of the IFRS, which was created a special reserve, and its balance as of December 31, 2020 was 7,279,036 (nominal value: 3,475,669).

The maximum amount to be distributed shall not be over the minimum capital excess recalculating, exclusively for these purposes, the position in order to consider the above-mentioned adjustments, among other issues.

The Bank must verify that, after completion of the earning distribution, a capital maintenance margin equal to 3.5% of risk-weighted assets is kept, apart from the minimum capital required by law, to be integrated by Tier 1(Con1) ordinary capital, net of deductible items (CDCOn1).

As of December 31, 2020, the related adjustments (not restated) to be made on unappropriated retained earnings are as follows:

i.	Debit amounts of the accounting items recognized in “Other comprehensive income” amounted to 5,691,362.

ii.	The positive net difference between the amortized cost and the fair value amounted to 35.

iii.	Profit originated for the first-time application of IFRS, included as a special reserve 7,279,036.

In addition, through Communiqué “A” 7181, the BCRA established the suspension of earning distribution of financial entities up to June 30, 2021.

BANCO MACRO SA AND ITS SUBSIDIARIES

c)

Pursuant to CNV General Resolution No. 622, the Shareholders’ Meeting in charge of analyzing the annual financial statements will be required to decide on the application of the Bank’s retained earnings, such as the actual distribution of dividends, the capitalization thereof through the delivery of bonus shares, the creation of earnings reserves additional to the Legal earnings retained or a combination of any of these applications.

In compliance with the abovementioned the General regular Shareholders’ Meeting held on April 30, 2020, approved cash dividends distribution (the Dividend) for 12,788,268 (not restated), that represents 20 pesos per action at the General regular Shareholders date, and delegated into the Board of Directors to establish the effective date that the cash dividends will be available to the shareholders, according to their holdings. The abovementioned cash dividends distribution is pending resolution for the BCRA, considering, in addition, what was established by Communiqué “A” 7181 abovementioned.

On October 21, 2020, the Extraordinary Shareholders Meeting was celebrated and it resolved to approve a supplementary cash dividend (the Supplementary Dividend) in order to increase the dividend amount decided by General regular Shareholders’ Meeting held on April 30, 2020. The Supplementary Dividend will be calculated by multiplying the dividend by the coefficient obtained after dividing the most recent CPI published by INDEC and informed by such entity to the date on which BCRA issues its authorization for the payment of the Dividend and the Supplementary Dividend, by the CPI for the month of April 2020. The difference arising between the amounts obtained after the above described calculation and the Dividend shall determine the amount of the Supplementary Dividend. The aggregate amount to be distributed as Supplementary Dividend may not exceed the amount of 3,791,722, which will be derecognized from voluntary reserve for future distributions of earnings.

Additionally, as mentioned in note 41, the Board of Directors’ meeting held on March 17, 2021, resolved to submit for discussion by the Shareholders’ Meeting the motion to distribute cash dividends.

51.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

As financial institution, the activities of Banco Macro SA are governed by the Financial Entities Law No. 21,526, as supplementary, and the regulations issued by the BCRA. Moreover, the Bank adheres to the good banking practices laid out in BCRA Communiqué “A” 5201 (Financial Entities Corporate Governance Guidelines) as supplementary.

The Bank publicly trades its shares on the Buenos Aires Stock Exchange (BCBA, for its acronym in Spanish) and, thus, it is subject to the regulations issued by the CNV.

Through General Resolution No. 797/17, the CNV established the minimum contents of the Corporate Governance Code, adding notions of good corporate governance to corporate management as guidelines or recommendations that seek to provide transparency thereto. The CNV annually requires the issuance of a report in which financial institutions have to explain how the recommendations are implemented or to explain the reasons why it decided not to adopt the good practices described in such resolution. The Bank annually publishes a document called Corporate Governance Explanatory Report together with the Annual Report to the Shareholders for the fiscal year, required by regulations, which is available on the Bank’s website and on that of such enforcement agency.

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

The main guidelines under the BCRA standards contemplated in the revised text “Financial Entities Corporate Governance Guidelines”, as supplementary, are as follows:

•	Ownership structure

BANCO MACRO SA AND ITS SUBSIDIARIES

As of December 31, 2020, the Bank’s shareholders are:

FULL NAME/ CORPORATE NAME	Participating Interest	Voting Interest
Trust “Trust JHB” (1)	17.28	19.65
Carballo Delfín Jorge Ezequiel	17.47	19.19
ANSES FGS Law No. 26425	28.80	26.90
Grouped shareholders (Local Stock Exchanges)	9.72	9.28
Grouped shareholders (Foreign stock exchanges)	26.73	24.98

(1)

As of the date of issuance of these consolidated financial statements and due to the passing of Mr. Jorge Horacio Brito on November 20, 2020 and as a testamentary disposition, his shares were transferred, ad referendum of BCRA, to a management trust named “Trust JHB”, which the beneficiaries are his forced heirs.

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

Name	Position
Delfín Jorge Ezequiel Carballo	Chairman
Jorge Pablo Brito	Vice chairman
Carlos Alberto Giovanelli	Director
Nelson Damián Pozzoli	Director
Fabian Alejandro de Paul (*)	Director
Constanza Brito	Director
Guillermo Stanley	Director
Mario Luis Vicens (*)	Director
Delfín Federico Ezequiel Carballo	Director
Santiago Horacio Seeber	Director
Ramiro Tosi (*) (**)	Director
Mariano Ignacio Elizondo (*) (**)	Director
Guillermo Merediz (*) (**)	Director
Juan Santiago Fraschina (*) (**)	Alternate director
Alan Whamond (*)	Alternate director

(*)	Independent directors
(**)	Designated by Anses-Fgs

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

Senior Management is directed by a General Manager designated by the Board and includes as well officers reporting directly to the general manager, forming the senior manager, as well as officers of four staff areas reporting directly to the Board. Members are detailed below:

Gustavo Alejandro Manríquez	CEO
Gerardo Adrián Álvarez	Human resources and administration manager
Alberto Figueroa	Internal audit manager
Ernesto López	Legal manager
Ana María Magdalena Marcet	Credit risk manager
Juan Domingo Mazzón	Government and Management control manager

BANCO MACRO SA AND ITS SUBSIDIARIES

Ernesto Eduardo Medina	Operations and system manager
Brian Anthony	Commercial banking manager
Francisco Muro	Distribution and sales manager
Jorge Francisco Scarinci	CFO
Agustín Devoto	Investment banking manager
Adrián Mariano Scosceria	Corporate banking manager

•	Committees

The corporate by-laws state that the Board of Directors may establish such Committees as it deems appropriate for the business of the Bank, as well as appoint their members. The Bank currently features the following Committees:

Committee	Functions
CNV Audit / SEC	They are established in Capital Markets Law as supplementary.

Internal Audit	Overseeing the proper operation of the internal control systems defined at the Bank through a periodic assessment thereof and contributing to improving the effectiveness of internal controls.

Risk Management	It is in charge of monitoring Senior Management’s activities involving the management of credit, market, liquidity, operational, compliance and reputation risks, among others. It advises the Board of Directors on the Bank’s risks.

Assets and Liabilities	Setting out the Bank’s financial strategy, analyzing the markets and establishing the policies on assets and liabilities, management of market, liquidity, interest rate and currency risks.

IT	Overseeing the proper operation of the information technology environment and contributing to improving the effectiveness thereof.

Credit	Approving credit transactions based on credit capacity.

Legal Recovery	Incumbent in defining payment arrangements exceeding the predetermined parameters, as well as reclassifying portfolio to be subject to legal proceedings or accounting derecognitions.

Personnel Incentives	Ensuring the financial incentives for personnel system is consistent with the culture, the objectives, the business in the long term, the strategy and the control environment of the Bank.

Ethics and Compliance	Ensuring the Bank has the proper means with which to promote correct decision-making and compliance with internal and external regulations.

Corporate Governance and Designations	The Committee’s duties include those related to the process of renewing and replacing Senior Management members and the succession plans. It is also in charge of applying the Corporate Governance Code at the Bank and at its subsidiaries.

Anti-money Laundering of assets and terrorism financing	Planning and coordinating compliance with the policies established by the Board of Directors on the matter.

Financial Services User Protection	The duties of this Committee include those related to ensure the existence and maintenance of a financial services user protection process and a customer service system.

•	Code of ethics

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

BANCO MACRO SA AND ITS SUBSIDIARIES

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

Branches

As of the date of issuance of these consolidated financial statements, the Bank has 463 branches throughout the entire country.

Subsidiaries

The Bank carries out certain transactions through its subsidiaries, which are identified in note 3 to these consolidated financial statements.

Business lines

The Bank’s business lines and transactions with trusts are mentioned in notes 1 and 44, respectively.

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

BANCO MACRO SA AND ITS SUBSIDIARIES

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

BANCO MACRO SA AND ITS SUBSIDIARIES

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

The information related to corporate governance at the Bank is included within the transparency policy contained in such precepts and, hence, is available to interested members of the public on the website www.macro.com.ar (“Conocenos” – Relaciones con Inversores) additionally, some guidelines are disclosed in other notes to these consolidated financial statements. Moreover, the Bank’s public information is disclosed on the websites of the BCRA (www.bcra.gob.ar) and the CNV (www.cnv.gob.ar).

In addition, the Bank publishes the Market Discipline Report, pursuant to the guidelines established by the BCRA for such information regime, in accordance with the criteria of the Basel Banking Supervision Committee, which is available in the Bank’s website.

Integral Risk management

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

BANCO MACRO SA AND ITS SUBSIDIARIES

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

The main types of risks that the Bank is exposed to are those related to credit risk, liquidity risk, market risk, interest rate risk, foreign currency exchange rate risk, and operational risk.

Minimum capital requirements:

The table below shows the minimum capital requirements measured on a consolidated basis, effective for the month of December 2020, together with the integration thereof (computable equity) as of the end of such month:

Description	12/31/2020
Minimum capital requirements	41,357,542
Computable equity	173,448,698

Capital surplus	132,091,156

BANCO MACRO SA AND ITS SUBSIDIARIES

The following are the policies and processes aimed at identifying, assessing, controlling and mitigating each one of the main risks:

51.1.	Credit Risk

Credit risk is that which that the Bank will incur a loss because its customers or counterparties fail to discharge their contractual obligations.

The Bank manages and controls credit risk by setting limits on the amount of risk it is willing to accept and by establishing indicators for monitoring.

The Board approves the credit and risk assessment policy to provide a framework to generate businesses to achieve a proper relationship between the risk assumed and profitability. The Bank has procedure manuals detailing the related guidelines, compliance with effective regulations and limits set. The goals are:

•	Achieving an adequate portfolio segmentation per type of customer and economic sector.

•	Enhancing the use of tools to analyze and assess risk that best adjust to the customer’s profile.

•

Establishing consistent guidelines to grant loans following conservative parameters based on the customer’s solvency, cash flows and profitability in the case of companies, and revenues and equity in the case of individuals.

•

Establishing limits to individual powers to grant credits according to their amount, tending to the existence of specific committees, which, according to their scope of influence, will define the levels of assistance.

•	Enhancing the quality of the risk assumed, with proper guarantees according to the term of the loan and the level of risk involved.

•	Monitoring on an ongoing basis the loan portfolio and customer level of compliance.

Credit risk management involves the existence of a structure with the characteristics needed to attain the organizational goals during the stages of the credit cycle: admission, follow-up, monitoring and recovery.

The risk assessment process is differentiated based on whether customers belong to Corporate Banking or Retail Banking.

To assess Corporate Banking customers, the Bank has different methods involving different responsibility levels that become increasingly complex according to the size of the transactions in terms of assistance types and amounts, weighed by terms and hedges with guarantees.

When transactions in amount the instances of authorization by delegated powers or through the decentralized risk analysis, ratings are approved in the Credit Committees. The powers vested on the different decision-making bodies are continuously reviewed to adjust them to the Bank’s volume of transactions and thus improve credit rating.

The risk analysis of assistance addressed in the Credit Committees is carried out at the Corporate Risk Management Department by specialized risk analysts that prepare separate risk reports per customer or group of companies, which are provided to Committee members to support the credit decisions made.

Risk reports include, at least, information regarding the use of loans and their source of repayment, the debtor’s historical and current behavior and the group of companies to which it belongs; the debtor’s repayment capacity based on cash flows; the guarantees that will cover the transactions, the ownership status, the enforcement possibilities and their sensibility to the changes in the economy; the market in which the debtor operates and the debtor’s position, and the debtor’s equity, economic and financial position and possibility of accessing loans.

The Committees’ resolutions include the terms and conditions applicable to the assistance in terms of the amount, currency, terms, guarantees and follow-up provisions, among others. The decisions are based on the debtor’s cash flows and payment capacity and only to a secondary extent on debtor’s equity and risk mitigating factors.

BANCO MACRO SA AND ITS SUBSIDIARIES

Credit risk assessment for Retail Banking customers, assessment systems are based mainly on a qualification score related to a probability of default and certain maximum indebtedness and installment/income relationship rules.

There are specific rules regarding the debtor’s file integration to duly document the data entered into the assessment systems. Credit risk officers also define a credit power system based on the margins to be approved and, if applicable, the exceptions admitted.

The Bank adopts processes to detect interrelated debtor groups with correlated risk (group of companies) and to group risk exposures with the same debtor or counterparty in different lines of credit.

Before the transactions are settled, a series of controls are implemented to reduce related credit and operating risks and classify transactions within the technical relationships regulatory framework.

The Bank implements a formal, robust and well-defined process to manage nonperforming loans. These procedures are differentiated based on the type of portfolio and delinquency status.

To mitigate credit risk, guarantees are requested on agreed financing. A particular area of the Credit Risk Management Department manages all guarantees received by the Bank and assesses and updates regularly the appraisal value and effective term to monitor the quality of risk mitigators.

Credit risk allowances of the loan portfolio

The Bank’s policy concerning credit risk allowances is grounded on the calculation of ECL based on analytical models (statistical models related to loan portfolio management) pursuant to IFRS 9. According to the guidelines in section 5.5 on Impairment (including the principles and methods to recognize ECL due to significant increases in risk and the subsequent impairment of financial assets for ECL), the Bank recognizes the impairment of its financial assets.

The loss allowance for ECL is based on credit losses expected to arise during the life of an asset (lifetime ECL), unless there was no significant increase in credit risk since initial recognition, in which case the loss allowance is based on 12-month ECL (see also note 3.2.4).

The following chart shows the distribution of loan loss allowances according to the type of financial instrument as of December 31, 2020, and 2019:

	12/31/2020	12/31/2019
Loans and other financing	9,928,122	6,901,953
Loans commitment	23,200	23,514
Other financial assets	18,929	14,032
Other debt securities at amortized cost	5,472	63,701
Other debt securities at fair value through OCI	5,964	286

	9,981,687	7,003,486

The Credit Risk Management manages credit risk, which consists of identifying, assessing, following up, controlling and mitigating this risk across credit cycle stages.

The Credit Risk Management Office designs and develops ECL models. It reports to the Credit Risk Management, which is also in charge of designing and calculating rating and scoring models to quantify credit risk and the measures to calculate PD, EAD and LGD, as well as other models to calculate the impact of the prospective view.

The Administration and Credit Operation Management, through the Credit Review area, analyze the entire portfolio under individual assessment and classify customers in different credit risk stages. Together with the Corporate Risk and Credit Recovery Management Departments (that contribute their view from a standpoint of risk assessment and recovery management), they calculate ECL for corporate customers in stage 3.

The definitions and assessment of ECL are regularly presented to the Risk Management Committee, which approves the model methodologies, adjustments and validation.

BANCO MACRO SA AND ITS SUBSIDIARIES

51.1.1	Assessment of credit risk impairment

51.1.1.1	Definitions of significant increase in risk, impairment and default

The Bank recognizes the impairment of its financial assets according to point 5.5. of IFRS 9. To such end, the Bank calculates the ECL of financial instruments over a three stage risk model based on the changes in credit quality detected since the initial recognition, as summarized below:

•	Stage 1: includes financial instruments which credit risks have not increased significantly since initial recognition;

•	Stage 2: includes financial instruments which credit risk increased significantly but it is not yet considered credit-impaired, and

•	Stage 3: comprises credit-impaired financial instruments.

The Bank measures ECL according to the following definitions:

•	For financial instruments included in Stage 1, the Bank measures ECL as the portion of lifetime ECL that result from potential default events within the next 12 months.

•	For financial instruments included in Stages 2 and 3, the Bank measures lifetime ECL.

•	To calculate ECL, prospective information is considered according to IFRS 9.

Staging by PD comparison:

The significant increase in credit risk is assessed by comparing PD at origin with the PD at observation date adjusted prospectively. The Bank considers that there is a significant increase in credit risk when there is more than one level of variation in the customers’ risk category, except for certain low-risk customers (reduced PD) in which the variation required is more than two risk categories to recognize a significant increase.

Moreover, through regular reviews, the Bank monitors the effectiveness of the criteria used to identify a significant increase in credit risk.

Customer segmentation:

The criterion to assess whether a financial instrument is impaired will depend on the analysis to which such customer is exposed. Losses are estimated both on a collective and individual basis:

51.1.1.1.1	Customers analyzed on a collective basis

To estimate ECL on a collective basis, disclosures are grouped based on customer segments showing similar risk characteristics relevant to analyze their repayment capacity or future recovery cash flows.

The segments identified are grouped into two major categories:

i)	Low risk: characterized by the employment stability of the customers comprising such segment and the contractual security regarding credit recovery.

•

Public salary plan: federal, provincial or municipal employees who have their salaries deposited at Banco Macro. High job stability. The Bank contractually ensures the collection of financial commitments due and payable upon payroll crediting.

•

Private salary plan: Private employees with which the Bank has effective payroll crediting agreements. The Bank contractually ensures the collection of financial commitments due and payable upon payroll crediting.

BANCO MACRO SA AND ITS SUBSIDIARIES

•

Retirees: Beneficiaries of federal or provincial retirements or pensions that are deposited their funds at Banco Macro. They are entitled to life pension, so their revenues are very stable. The Bank ensures that credits are recovered through a third party (ANSES [Argentine social security administration] or the related pension fund), which transfers them directly to the bank accounts held by each retiree.

ii)

Not low risk: Each segment is characterized by having large volumes of cases with atomized debt amounts. Massive credit rating tool based on statistical models are used for origination and risk management.

•

Open market: Individuals involved in different types of activities (payroll employees, self-employed workers or small taxpayers) who request consumption or housing financing. It is a segment in which the changes in the economic cycle have a greater impact on its financial capacity.

•

SMEs of a comparable portfolio with payables up to 72,640: Customers that engage in commercial, industrial or service activities, that request financial aid involving relatively low amounts mainly used for commercial purposes and potentially for consumption in the case of natural persons.

•

Agricultural companies of comparable portfolios with payables up to 72,640: customers engaged in activities related to agricultural production or companies providing services for such sector that mainly request limited financial aid to conduct their commercial activities or possibly for consumption in the case of natural persons. Their financial requirements and business cycles are inherent in the productive approach taken.

•

Microenterprises: customers engaged in commercial activities that request financial aid for working capital or capital goods for low amounts, and also for consumption in the case of natural persons. The segment also includes low-revenue customers who require low financial aid amounts.

Under the collective analysis, the Bank determined the following criteria to define the inclusion in the different impairment stages:

For low-risk customers:

•	Stage 1:

•	no arrears or less than 5 days in arrears

•	Over 4 days in arrears with no significant increase in risk by PD comparison

•	Stage 2:

•	Over 30 days in arrears

•	Over 4 days in arrears with no significant increase in risk by PD comparison

•	Stage 3:

•	In arrears over 90 days in some financial instruments.

For no low-risk customers:

•	Stage 1:

•	no arrears or less than 31 days

•	With no significant increase in risk by PD comparison.

•	Stage 2:

•	In arrears over 30 days in some financial instruments.

•	Less than 31 days in arrears with a significant increase in risk by PD comparison

•	Stage 3:

•	In arrears over 90 days in some financial instruments.

BANCO MACRO SA AND ITS SUBSIDIARIES

51.1.1.1.2.	Customers analyzed on an individual basis

The aim of the individual assessment is the ECL estimate for customers with significant risk or customers which require a specific treatment, or do not have consistent characteristics with other portfolio segments for which the statistic information is insufficient to predict future behavior.

The following customers and financial assets are included in this analysis:

•	Corporate companies

•	Large and SMEs

•	SMEs and agricultural companies with a commercial portfolio according to BCRA definition

•	Financial institutions

•	Government sector

•	Government and private securities

Every month the Credit Review area analyzes the entire portfolio on an individual basis to classify customers focusing on those who were in Stages 2 and 3 in the previous month, and those who were in Stage 1 and suffered a significant risk increase. To make such assessment, some objective data were defined to analyze whether there is an increase in credit risk to determine whether it should be reclassified to Stage 2 due to the existence of a significant increase in risk; be reclassified to Stage 3 when a default is produced or detected, or remain in Stage 1. These events mainly comprise:

•	Significant delays in the main credit lines granted

•	Legal actions by the Bank for the aid granted

•	Request for reorganization or bankruptcy proceedings

•	Past-due loans with outstanding principal

•	Volume of bounced checks

Moreover, through regular reviews, this sector monitors the effectiveness of the criteria used to identify a significant increase in credit risk to confirm the following:

•	The criteria can identify significant increases in credit risk before default.

•	The average time between the identification of the significant risk increase and the default is reasonable.

•	Exposures are not transferred directly from the measurement of 12-month ECL to impaired financial instruments.

The staging proposal is supplemented with the expert opinion of the Corporate Risk and Credit Recovery areas.

Below is a description of the characteristics of the customers analyzed on an individual basis for each stage:

Stage 1:

The customers which individual assessment reflects the following conditions are considered Stage 1 customers:

•	The financial instruments did not experience significant risk increases.

•	The customer’s cash flow analysis shows that it has the ability to meet all its financial obligations adequately.

•

The customer has financial liquidity with a low level and a proper structure of indebtedness with respect to its profit-generating capacity, and has a high ability to settle payables (principal and interest) in the agreed-upon conditions.

BANCO MACRO SA AND ITS SUBSIDIARIES

•	Cash flows are not subject to drastic changes in the event of major variations in the behavior of own and sector variables.

•	It regularly pays its obligations, even when it suffers minor and insignificant delays.

•	The customers previously included in Stages 2 or 3 who improved their credit risk indicators and meet the parameters defined for Stage 1.

Stage 2:

This stage includes the customers that, based on the individual analysis of their payment capacity, suffer a significant risk increase that is not as severe to set default as defined for Stage 3.

Some elements considered upon defining the existence of a significant increase in risk are:

•	It has profitability, liquidity and solvency indicators that tend to weaken, or some of the indications of impairment.

•	There is a significant increase in payables without a consistent rise in revenues.

•	There is a major decline in operating margins, or existence of operating loss.

•	There are adverse changes in the regulatory, technological or economic context that exert a negative effect on future financial flows.

•	There is a drastic decline in demand or negative changes in the business plans.

•	There are significant changes in the value of the guarantees received

•	The arrears in payment to the Bank are due to current operating circumstances or for an extraordinary nature which prompt resolution is expected.

•

This stage also includes the customers that, having been included in phase 3, improved their credit risk indicators and are no longer at default, but which status prevents them from being reclassified to Stage 1.

Stage 3:

It includes the customers that, after an individual analysis, experience some of the following situations:

•	Incur in significant delays related to the major credit lines granted, and this has not been agreed upon with the Bank.

•	Have been subject to complaints filed the Bank for the recovery of the assistance granted.

•	Filed for insolvency proceedings or went into bankruptcy

•	Refinance their payables systematically and have still not settled over 5% of the refinanced principal.

•	Cash flows analysis shows that it is highly unlikely that the customer may meet all its financial obligations in the agreed-upon conditions

This analysis is used as input by the Credit Risk Management Office to estimate the allowances for customers in Stages 1 and 2.

BANCO MACRO SA AND ITS SUBSIDIARIES

Therefore, the Credit Review area calculates the allowances related to Stage 3 customers based on the Bank’s judgmental evidence and estimates monthly the expected cash flows to be received for each transaction discounting them to their effective interest rate. The allowance for loan losses is the difference between the accounting payable and the present value of expected cash flows. For this task, the Credit review area requires that the Recovery Management estimate the cash flows to be collected and when it will occur, considering the level of progress in collection negotiations, as well as cash flows from a potential sale of the collateral received or other credit enhancement that are an integral part of the contractual terms.

51.1.1.2	The Bank’s internal rating and PD estimation process

The PD represents the probability that a debtor may fail to fulfill its financial obligation, either during the next 12 months (Stage 1) or during the remainder life of the financial asset (Stages 2 and 3).

PD is assessed per customer in alignment with the Bank’s risk management model.

For the individual analysis portfolio, the rating model developed by the Bank to identify PD-related risks and concentrations according to the Bank’s commercial strategies is based on a behavior module that considers the behavior scores of the commercial portfolio segments and contemplates internal behavior variables and external supplier variables.

For the collective analysis portfolio per risk level, the Bank developed a 12-month PD based on a dual matrix that combine internal behavior market scores and generic Bureau Scores, increasing segregation when considering the internal behavior and the financial entities. Lifetime PDs were also developed for each group of assets defined as homogeneous risk to calculate the financial asset amount classified in Stage 2.

The proposals to implement PD models are submitted for approval to the Risk Management Committee. The methods, variables, development population, observation windows and results that support the preparation of these models are tested and adjusted at least once a year.

The following table discloses the risk levels score and rating arising from the Bank’s models:

	12/31/2020		12/31/2019
Category	Weighted PD	% Gross Carrying Amount	Weighted PD	% Gross Carrying Amount
Performing	2.32%	96.17%	2.60%	95.45%
High grade	1.13%	76.20%	1.25%	76.40%
Standard grade	4.79%	12.64%	4.83%	8.23%
Sub-standard grade	12.48%	7.33%	11.64%	10.82%
Past due but not impaired	33.24%	2.70%	32.13%	2.84%
Impaired	100.00%	1.13%	100.00%	1.71%

Total		100.00%		100.00%

51.1.1.3	Exposure at default (EAD)

EAD is based on the amounts that the Bank expects to be owed at default during the next 12 month (Stage 1) or during the instruments remaining lifetime (Stages 2 and 3).

The EAD model uses the same information sources than PD model. Segmentation is also used in the PD structure.

BANCO MACRO SA AND ITS SUBSIDIARIES

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

51.1.1.4	Loss given default (LGD)

LGD is the estimated loss in the case of default. It is based on the difference between all contractual cash flows and the cash flows expected by the lender (i.e., all cash shortfalls), considering the proceeds from the realization of collateral.

It is the supplement to the unit of the recovery rate; that is, the proportion not collected by the Bank with respect to the EAD. Consequently, the amount at default is compared with the present value of the amounts recovered after the date of default.

LGD varies based on the type of counterparty, aging, type of claim and the existence of guarantees securing credits. It is expressed as a percentage of the loss for EAD.

To calculate LGD, the Bank differentiates per product. The Bank bases its estimates on the historical information observed regarding the recoveries over on default transactions discounted at the effective interest rate of such agreements and measured upon default.

Once the recovery rates are obtained, this behavior is projected through the triangle method to estimate the periods with less maturity. Finally, the weighted average of the loss for each portfolio is determined.

As PD, LGD are revised by the macroeconomic models used for the prospective view.

51.1.2	Prospective information

The calculation of ECL for risk impairment includes and is revised prospectively with respect to the portfolio behavior. To such end, the Bank examines the macroeconomics variables which have an impact in PD and LGD and designed models that capture such impact for the commercial portfolio, comparable commercial portfolio and consumer portfolio.

The main economic variables generating expected losses used to calculate ECL for each economic scenario are as follows:

•	Changes in GDP

•	Interest rates (BADLAR published by the BCRA)

•	Index (CPI)

As established in IFRS 9, impact is calculated based on the different behavior scenarios of the variables; to such end, a 36-month estimate on the variables used for the models is requested from a well-known economic consulting firm. This estimate is prepared for three alternative macroeconomic scenarios, to which a likelihood of occurrence is assigned.

Finally, the Bank calculates ECL by applying the alternative scenarios on a weighted basis, which are updated on a quarterly basis according to the financial statements filed each calendar quarter.

BANCO MACRO SA AND ITS SUBSIDIARIES

The following table shows the estimated values for macroeconomic variables used in the models for each scenario (base case, intermediate, downside), with the assigned probability of occurrence to each scenario:

Key Drivers	ECL Scenario	Assigned Probabilities	2020	2021	2022
			%	%	%
GDP growth %	Base case	65%	5.96%	2.16%	3.04%
	Intermediate	30%	2.66%	(1.52)%	1.04%
	Downside	5%	(1.80)%	(2.48)%	1.00%
Central Bank base rates %	Base case	65%	37.00%	28.05%	23.44%
	Intermediate	30%	45.00%	35.00%	30.00%
	Downside	5%	80.00%	100.00%	120.00%
CPI %	Base case	65%	56.98%	39.96%	35.01%
	Intermediate	30%	68.00%	65.00%	49.99%
	Downside	5%	100.03%	130.01%	150.03%

The measures issued by the Argentine government and the BCRA on maturity deferrals or mandatory debt rescheduling gave rise to a considerable reduction in the nonperforming portfolio indicator, a variable dependent on the prospective probability of the default models used by the Bank. Therefore, as of December 31, 2020, to make an adequate estimate of the expected losses adjusted by the macroeconomic context, the Bank applied the probability of default models on the nonperforming portfolio projected as of such date by those models based on the information available prior to the abovementioned measures, instead of using indicators which do not show the actual loan portfolio situation.

51.1.3	Overview of modified and forborne loans

From a risk management point of view, once an asset is forborne or modified, the Bank’s special department for distressed assets continues to monitor the exposure until it is completely and ultimately derecognized.

The amortized cost of loans modified during 2020 and the associated net modification amounted to 944,374 and 82,267, respectively. The Bank does not consider loans using the mandatory extensions and payment facilities provide by BCRA as part of such modified loans. The amortized cost of loans modified during 2019 and the associated net modification amounted to 3,138,057 and 58,741, respectively. Moreover, certain debt securities were modified during 2019. The information related to this modification is disclosed in note 20.

51.1.4	Adjustment for expected losses due to COVID-19 pandemic

The pandemic and its direct consequences, (firstly, the preventive lockdown, then the social distancing) had a high impact on the Argentine economy and, therefore, on the behavior of financial system debtors.

The Argentine government, the BCRA and other tax and regulatory agencies adopted a series of measures to reduce the impact of the generated economic stagnation which includes the extending tax and social security due dates, offering financial aid to the most vulnerable sectors, deferring payment of all bank debtor’s obligations, mandatory refinancing of past due payables, a more flexible treatment for recognizing the impairment of the banking customer portfolio, and banning dismissals and suspensions, among others. Even though, all of them contributed to having the 2020 with low impact on bank portfolio delinquency, the negative results of the impairment in the debtors’ financial capacity are undeniable, thus an increase in the impairment of assets subject to credit risk is expected.

Since statistical models do not appropriately reflect the effects arising from the pandemic on expected credit losses, the Bank decided to make a special adjustment prospectively based on an estimate of the impairment of certain financial assets showing greater vulnerability levels or signs of difficulties related to the payment of obligations.

The ECL adjustment for Covid-19 is recalculated on a monthly basis with the objective to capture new information about subject customers and reset the estimated amounts at the reporting date, or adjust the calculation criteria in order to make more accurate estimations. With the same frequency is submitted for approval to the Bank’s highest authorities, and is presented to the Internal Risk Management Committee for its ratification and treatment.

BANCO MACRO SA AND ITS SUBSIDIARIES

As to commercial loans, as of December 31, 2020, the Bank estimated an additional credit risk impairment loss for 445,386, over beneficiaries of credit facilities at reduced rates for payroll payments during the social lockdown and who are part of the economy sectors which are expected to experience the pandemic’s most significant adverse effects, both in terms of a drop in revenues and the subsequent recovery term. The same criterion was used in connection with the companies which are part of the sectors that chose to reschedule the due dates of their payables using the general and extraordinary flexible conditions established by the BCRA for paying financial obligations. The estimated charge amounted to 150,654.

As regards loans granted to individuals, the adjustment affected the financing to employees on payroll private company, self-employed workers and microentrepreneurs. These sectors were considered to be the most affected by dismissals, suspensions and loss in salary purchasing power, fall in sales and a reduction in activity levels resulting from compulsory lockdown. In these segments, an impairment in customer risk was estimated in the cases in which they opted to defer the settlement of their payables to the Bank (amounts owed in connection with credit cards and personal loans) by making use of the mandatory extensions and payment facilities provided by the BCRA in connection with outstanding financial payables during the pandemic. The adjustment made in connection with consumer loans amounted to 3,083,342 as of December 31, 2020. This adjustment plus the recorded amount for commercial loans amounted to 3,679,382.

Portfolio quality

The table below shows the analysis by aging of performing loans in arrears (in days):

12/31/2020
Portfolio Type	Delinquent, performing (in days)
	0 to 31	From 32 to 90	From 91 to 180	From 181 to 360	Over 360
Commercial loans	99.5%	0.5%	0.0%	0.0%	0.0%
Comparable loans	99.8%	0.2%	0.0%	0.0%	0.0%
Consumer loans	99.5%	0.5%	0.0%	0.0%	0.0%
Total	99.6%	0.4%	0.0%	0.0%	0.0%

12/31/2019
Portfolio Type	Delinquent, performing (in days)
	0 to 31	From 32 to 90	From 91 to 180	From 181 to 360	Over 360
Commercial loans	99.2%	0.8%	0.0%	0.0%	0.0%
Comparable loans	99.9%	0.1%	0.0%	0.0%	0.0%
Consumer loans	100.0%	0.0%	0.0%	0.0%	0.0%
Total	99.6%	0.4%	0.0%	0.0%	0.0%

The following table shows the loans and other financing portfolio under credit risk by industry sector, classified by risk stage and identifying the expected loss calculated under individual or collective basis:

	1		2		3	12/31/2020
	Collective	Individual	Collective	Individual
Loans and other financing	180,456,655	68,333,255	11,133,013	4,396,524	3,029,870	267,349,317
Non-financial public sector	13,230	3,601,297	175		103	3,614,805
Other financial entities	23	1,839,235				1,839,258
Non-financial private sector	180,443,402	62,892,723	11,132,838	4,396,524	3,029,767	261,895,254
Individuals	114,240,780	881,453	6,217,494		685,859	122,025,586
Manufacturing Industry	10,262,036	14,025,285	679,770	1,526,516	498,780	26,992,387
Agricultural and cattle industry	14,415,093	6,741,231	966,605	2,759,232	435,379	25,317,540
Services	22,280,971	11,185,975	1,815,627	110,206	107,590	35,500,369
Commercial activities	13,244,682	9,222,944	1,001,929	570	301,854	23,771,979
Exploration of mines and quarries	653,112	14,544,611	35,095		873,558	16,106,376
Financial intermediation	1,038,512	3,731,946	32,755		5,648	4,808,861
Construction activities	3,055,656	1,444,030	291,532		114,440	4,905,658
Electricity supply and gas	155,514	1,115,248	8,092		179	1,279,033
Public administration	1,037,333		82,856		6,207	1,126,396
Water supply and public sanitation	59,713		1083		273	61,069

BANCO MACRO SA AND ITS SUBSIDIARIES

	1		2		3	12/31/2019
	Collective	Individual	Collective	Individual
Loans and other financing	152,543,931	128,020,746	17,511,125	4,284,909	5,272,831	307,633,542
Non-financial public sector	8,573	8,773,060	221		94	8,781,948
Other financial entities	246	5,417,881				5,418,127
Non-financial private sector	152,535,112	113,829,805	17,510,904	4,284,909	5,272,737	293,433,467
Individuals	117,874,202	511,834	9,172,222		1,980,256	129,538,514
Manufacturing Industry	4,722,054	46,359,585	1,244,104	843,873	1,624,661	54,794,277
Agricultural and cattle industry	7,696,443	11,045,886	2,857,436	3,165,627	554,555	25,319,947
Services	13,205,385	13,175,749	2,069,526	72,040	346,332	28,869,032
Commercial activities	5,248,612	13,123,381	1,420,453	199,317	567,853	20,559,616
Exploration of mines and quarries	229,146	20,069,007	66,215		11,854	20,376,222
Financial intermediation	930,240	3,840,710	83,338		18,248	4,872,536
Construction activities	1,385,661	2,241,773	456,169	4,052	152,667	4,240,322
Electricity supply and gas	100,044	3,435,177	9,827		1,483	3,546,531
Public administration	1,103,771	26,703	128,161		14,720	1,273,355
Water supply and public sanitation	39,554		3,453		108	43,115

Collateral and other credit improvements

The following tables show the amounts of guarantees received for the entire portfolio and for the portfolio in Stage 3 as of December 31, 2020.

Class of financial instrument	Maximum exposure to credit risk	Fair value of collateral						Total collateral	Net exposure	Associated ECL
		Pledges on time deposits	Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Pledges on personal property	Other
Loans and other financing	267,349,317	797,460	6,546,693	23,996,519	4,124,485	1,667,100	47,062,080	84,194,337	183,154,980	9,928,122
Loans commitment	97,910,338	1,305					279,240	280,545	97,629,793	23,200
Other financial assets	18,905,219								18,905,219	18,929
Other debt Securities at amortized cost	31,119,261								31,119,261	5,472
Other debt securities at fair value through OCI	178,005,144								178,005,144	5,964

Total	593,289,279	798,765	6,546,693	23,996,519	4,124,485	1,667,100	47,341,320	84,474,882	508,814,397	9,981,687

Class of financial instrument	Maximum exposure to credit risk	Fair value collateral					Total collateral	Net exposure	Associated ECL
		Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Pledges on personal property	Other
Loans and other financing	3,029,870	1,064	709,038	935,558	65,485	270,083	1,981,228	1,048,642	1,658,115

Total	3,029,870	1,064	709,038	935,558	65,485	270,083	1,981,228	1,048,642	1,658,115

The following tables show the amounts of guarantees received for the entire portfolio and for the portfolio in Stage 3 as of December 31, 2019.

		Fair value of collateral
Class of financial instrument	Maximum exposure to credit risk	Pledges on time deposits	Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Pledges on personal property	Other	Total collateral	Net exposure	Associated ECL
Loans and other financing	307,633,542	513,103	3,665,050	29,919,411	5,490,143	1,465,710	33,654,626	74,708,043	232,925,499	6,901,953
Loans commitment	128,745,139	2,787					902,420	905,207	127,839,932	23,514
Other financial assets	8,405,598								8,405,598	14,032
Other debt Securities at amortized cost	24,067,911								24,067,911	63,701
Other debt securities at fair value through OCI	63,824,735								63,824,735	286

Total	532,676,925	515,890	3,665,050	29,919,411	5,490,143	1,465,710	34,557,046	75,613,250	457,063,675	7,003,486

BANCO MACRO SA AND ITS SUBSIDIARIES

Class of financial instrument	Maximum exposure to credit risk	Fair value collateral					Total collateral	Net exposure	Associated ECL
		Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Pledges on personal property	Other
Loans and other financing	5,272,831	3,086	735,440	167,028	11,805	955,458	1,872,817	3,400,014	2,967,457

TOTAL	5,272,831	3,086	735,440	167,028	11,805	955,458	1,872,817	3,400,014	2,967,457

51.2.	Liquidity Risk

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

Liabilities: to minimize the unintended effects of illiquidity, deriving from the possible withdrawal of deposits and the repayment of interbank loans taken, the Bank:

•	Seeks the proper diversification of financing sources to enable the constant availability of funds and fulfill institutional obligations within a market variability environment.

•	Gives priority to attracting retail deposits to have an atomized deposit portfolio and lower risks in relation to material withdrawals concentrated in a few depositors.

•	Does not depend excessively on obtaining repo transactions and interfinancial loans as a permanent funding source.

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

In the event of a liquidity crisis, the Bank has a contingency plan with different actions, like as follows:

•	Financing through call banking and repo agreements with the BCRA.

•	Spot sale of securities government portfolio.

•	Limit credit assistance to private sector.

•	Increase deposit rates in order to capture deposits.

The following table shows the liquidity ratios during the fiscal years 2020 and 2019, which arise from dividing net liquid assets, made up of cash and cash equivalents, by total deposits.

BANCO MACRO SA AND ITS SUBSIDIARIES

	2020	2019
December, 31	86.39%	57.75%
average	81.57%	61.24%
Max	87.13%	70.13%
Min	71.49%	51.73%

The tables below summarize the maturity of the contractual cash flows of loans and other financing, before ECL, including interest and charges to be accrued until maturity of the contract as of December 31, 2020 and 2019:

		Remaining terms to maturity as of December 31, 2020
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector		240,063	709,789	722,124	1,302,701	2,240,210	475,185	5,690,072
Financial sector		73,164	366,107	542,488	336,233	1,005,712		2,323,704
Non-financial private sector and foreign residents	1,309,651	94,565,908	30,753,008	41,943,648	49,509,992	47,067,374	76,591,919	341,741,500

Total	1,309,651	94,879,135	31,828,904	43,208,260	51,148,926	50,313,296	77,067,104	349,755,276

		Remaining terms to maturity as of December 31, 2019
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector		3,722,842	880,926	1,040,537	2,501,141	4,121,934	2,751,211	15,018,591
Financial sector		2,498,632	3,004,100	642,334	859,600	1,215,730	7,443	8,227,839
Non-financial private sector and foreign residents	4,936,146	123,475,851	36,775,492	33,009,946	41,228,086	59,457,916	91,735,995	390,619,432

Total	4,936,146	129,697,325	40,660,518	34,692,817	44,588,827	64,795,580	94,494,649	413,865,862

BANCO MACRO SA AND ITS SUBSIDIARIES

Additionally, the tables below disclose the maturity of the contractual future cash flows of financial liabilities, including interest and charges to be accrued until maturity of the contracts, as of December 31, 2020 and 2019:

	Remaining terms to maturity as of December 31, 2020
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	439,899,936	45,047,684	5,581,716	3,025,417	34,807	2,187	493,591,747

From the non-financial government sector	67,873,301	5,558,974	901,974	2,128			74,336,377
From the financial sector	696,415						696,415
From the non-financial private sector and foreign residents	371,330,220	39,488,710	4,679,742	3,023,289	34,807	2,187	418,558,955

Derivative instruments	42	188					230

Repo transactions	620,389						620,389

Other financial institutions	620,389						620,389
Other Financial Liabilities	47,876,408	133,674	125,844	317,199	264,590	514,354	49,232,069

Financing received from the Central Bank of Argentina and other financial institutions	419,441	199,471	204,074	80,703	40,093	5,724	949,506

Issued corporate bonds	209,346		2,762,098	208,048	2,585,744		5,765,236

Subordinated corporate bonds			1,135,957	1,135,958	2,498,433	43,651,732	48,422,080

Total	489,025,562	45,381,017	9,809,689	4,767,325	5,423,667	44,173,997	598,581,257

	Remaining terms to maturity as of December 31, 2019
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	319,128,393	35,554,356	4,728,311	1,398,959	72,883	30,866	360,913,768

From the non-financial government sector	22,974,090	1,059,457	58,210	2,832			24,094,589
From the financial sector	427,702						427,702
From the non-financial private sector and foreign residents	295,726,601	34,494,899	4,670,101	1,396,127	72,883	30,866	336,391,477

Derivative instruments	399,076	464,440	183,040				1,046,556

Repo transactions	1,364,962						1,364,962

Other financial institutions	1,364,962						1,364,962
Other Financial Liabilities	28,687,673	133,406	141,649	227,982	442,189	585,057	30,217,956

Financing received from the Central Bank of Argentina and other financial institutions	1,403,744	1,130,058	205,002	133,670	230,972	62,376	3,165,822

Issued corporate bonds	436,031		701,097	1,006,731	4,579,987	4,206,065	10,929,911

Subordinated corporate bonds			1,100,808	1,100,810	2,201,618	44,722,198	49,125,434

Total	351,419,879	37,282,260	7,059,907	3,868,152	7,527,649	49,606,562	456,764,409

BANCO MACRO SA AND ITS SUBSIDIARIES

51.3	Market Risk

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

Risks to which those investment portfolios are exposed are monitored through Montecarlo simulation techniques of “Value at Risk” (VaR). The Bank applies the VaR methodology to calculate the market risk of the main positions adopted and the expected maximum loss based on a series of assumptions for a variety of changes in market conditions.

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

The Equity Value Model (EVM) is determined as the net sum of cash flows (interest and principal losses) that the Bank can generate, discounted at market interest rate curve. If the market interest rate curve used for the discount is affected, the effect of such variation impacts directly on the value of the Bank. Generally speaking, reports related to EVM seek to analyze the Bank’s long-term solvency.

BANCO MACRO SA AND ITS SUBSIDIARIES

It is noteworthy that the use of that approach does not avoid losses beyond those limits in the event of the most significant market changes.

As of December 31, 2020 and 2019, the Bank’s economic capital by type of risk is as follows:

Economic capital (EC – in millions)	12/31/2020	12/31/2019
Interest rate risk	6,621	8,723
Currency Exchange rate risk	1,727	2,486
Price risk	5,198	192

51.5	Foreign Currency Exchange Rate Risk

The Bank is exposed to fluctuations in foreign currencies exchange rates in its financial position and cash flows. The larger proportion of assets and liabilities kept are related to US dollars.

The foreign currency position includes assets and liabilities expressed in pesos at the exchange rate as of the closing dates mentioned below. An institution’s open position comprises assets, liabilities and memorandum accounts stated in foreign currency, where an institution assumes the risk. Any devaluation / revaluation of those currencies affect the Bank’s consolidated statement of income.

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

Within such framework, the legal risk (which may occur from within the Bank or externally) comprises, among other aspects, the exposure to penalties, sanctions or other economic consequences or results for failure to comply with any rule or regulation or contractual obligation.

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

BANCO MACRO SA AND ITS SUBSIDIARIES

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

The international and local macroeconomic context generates certain degree of uncertainty regarding its future progress as a result of the financial assets and foreign exchange market volatility, certain political events and the level of economic growth, among other issues, and additionally, for the effects mentioned in note 53.

Specifically, in Argentina, as a step prior to general presidential elections, the open primary elections (PASO, for its acronym in Spanish) were held on August 11, 2019. The results were adverse to the party running the Argentine government, which was confirmed with the results of the general presidential elections held on October 27, 2019, giving rise to a change in federal authorities on December 10, 2019. The market values of Argentine government and private financial instruments plummeted the day after the PASO thus, the country risk and the value of the US dollar also skyrocketed. These situations remain as of the date of issuance of these consolidated financial statements.

Among other measures introduced by the PEN after the PASO, DNU No. 596/2019 was issued on August 28, 2019, whereby it established, with certain exceptions, a first reprofiling in the maturities of short-term Government securities (Letes, Lecaps, Lelinks and Lecer) Then, the new PEN issued Presidential Decree No. 49/2019 on December 19, 2019, to extend through August 31, 2020, the amortization of treasury bills (Letes) in US dollars.

BANCO MACRO SA AND ITS SUBSIDIARIES

On December 23, 2019, “Social Solidarity and Productive Reactivation” Law No. 27541 was published in the Official Bulletin, which established several changes and empowered the PEN to complete the formalities and acts needed to recover and secure the sustainability of the government debt as already mentioned, among other issues.

On January 20, 2020, the PEN voluntarily swapped Lecaps for about 60% of the stock for the new Lebads, and after that, on February 11, 2020, through Presidential Decree No. 141/2020 it was decided, with certain exceptions, to delay up to September 30, 2020, the charge for the principal amortization of Federal Government bonds of dual currency (AF20, as its acronym in Spanish).

On February 12, 2020, Law No. 27544 “Restoration of the sustainability of government debt issued under foreign law” was published in the Official Bulletin which, among other issues, empowers the PEN to perform transactions to manage liabilities or swaps or restructuring of interest expiry and principal amortization of government securities issued under foreign law.

On April 6, 2020, the payment of all public debt issued under Argentine legislation was deferred through Decree No. 346/2020 until December 31, 2020. Subsequently, several swaps and restructuring of other debt instruments under Argentine legislation were made.

On August 31, 2020, the Argentine Ministry of Economy issued a resolution stating that Argentina and creditor group representatives had reached an agreement over 99.01% of the principal of the Argentina’s debt restructuring proposal under foreign legislation. The restructuring mainly includes a reduction in interest and the establishment of a grace period before payments is resumed. In addition, on August 8, 2020, Law No. 27556 established a voluntary swap of government securities stated in US dollars and issued under Argentine laws for an initial 90-day term was published, extending such term for eligible securities not entered into the initial swap up to July 28, 2021 through the Ministry of Economy Resolution 540/2020.

Finally, the authorities of the Argentine Ministry of Economy are undergoing negotiations with the International Monetary Fund with the objective to renegotiate the term conditions for the financing granted, from such organization, to Argentine Republic.

Related to tax regulation, through the abovementioned Law No. 27541, among other provisions, redressing systems were added, amendments to employer contributions were made and a “tax for an inclusive and supportive Argentina” (PAIS tax, for its acronym in Spanish) was created for five fiscal years at a 30% rate on the acquisition of foreign currency for hoarding purposes, to purchase assets and services in foreign currency and international passenger transportation, among others. Finally, note 28 a) and b) explains the amendments introduced pursuant to Income Tax Law.

Between August 2019 and the date of issuance of these consolidated financial statements, the BCRA issued several regulations that, along with Presidential Decree No. 609/2019 of September 1, 2019, introduced certain restrictions with different scopes and specifications for natural and artificial persons, including the acquisition of foreign currency for hoarding purposes, transfers abroad and foreign exchange transactions, among other issues, effective as of the date of issuance of these consolidated financial statements according to BCRA Communiqué “A” 6844, as supplemented and amended. Subsequently, in September 2020 was established that for the acquisition of foreign currency for hoarding purposes, besides the 30% of PAIS tax, an additional 35% have to be paid as income tax withholding. Additionally, since the end of 2019, the gap between the official price of the US dollar -used mainly for foreign trade- and the alternative values that arise through the stock market operation and also with respect to the unofficial value, began to widen around 55% as of the date of issuance of these consolidated financial statements.

Therefore, the Bank’s Management permanently monitors any changes in the abovementioned situations in international and local markets, to determine the possible actions to adopt and to identify the possible impact on its financial situation that may need to be reflected in the future consolidated financial statements.

53.	EFFECTS OF THE CORONAVIRUS (COVID-19) OUTBREAK

In early March 2020, the World Health Organization recognized Coronavirus (Covid-19) as a pandemic. This emergency situation over public health was worldwide expanded and several countries have taken different measures to contain the effects. This situation and the measures adopted have materially affected the international economy activity with different impacts on several countries and business lines.

BANCO MACRO SA AND ITS SUBSIDIARIES

Particularly in the Argentine Republic, on March 19, 2020, through Decree No. 297/2020, the Government established the “social, preventive and compulsory isolation” which, after several extends and amendments, which as of the date of issuance of these consolidated financial statements, is still effective in some urban agglomerations and some communes of the Argentinian provinces, while in other cities it was making flexible into “social, preventive and compulsory distancing”.

Along with health protection rules, tax and financial measures were taken to mitigate the impact on the economy associated with the pandemic, including public direct financial assistance measures for part of the population, the establishment of financial and fiscal facilities for both individuals and companies. As regards measures related to the financial institutions, the BCRA established maturities extensions, froze the mortgage loan installments and encouraged banks to lend to companies at reduced rates. In addition, as explained in note 50, the distribution of dividends of the finance institutions was suspended until June 30, 2021.

In addition, in the mandatory quarantine context, the BCRA ruled that financial institutions would not be able to open their branches for public service during that period and should continue to provide services to users remotely. They could also trade with each other and their clients in the exchange market remotely. During quarantine, remote trading of stock exchanges and capital markets authorized by the CNV, by the custodians and capital market agents registered with the CNV was admitted.

In view of the extension of mandatory quarantine, the BCRA then decided that financial institutions would open their branches from Friday, April 3, 2020 for public attention through previous appointments obtained by the Bank’s website

The Bank is developing its activities under the conditions detailed above, giving priority to the compliance of social isolation measures by its employees, with the primary objective of taking care of the public health and well-being of all its stakeholders (employees, suppliers, customers, among others). To this end, it has put in place contingency procedures and has enabled its staff to carry out their tasks remotely. From a commercial point of view, it has emphasized maintaining a close relationship with its customers, trying to respond to their needs at this difficult time, sustaining all virtual channels of care to ensure operability and a good response to requirements, monitoring compliance with their business obligations and monitoring the active portfolio in order to detect possible delays in collection and set new conditions for them.

Considering the size of the abovementioned situation, the Bank’s Management estimates that this situation could have an impact on its operations and the financial situation and the profit or loss of the Bank, which are under analysis, and will ultimately depend on the extent and duration of the health emergency and the success of the measures taken and taken in the future.

54.	EVENTS AFTER REPORTING PERIOD

No other significant events occurred between the end of the fiscal year and the issuance of these consolidated financial statements that may materially affect the financial position or the profit and loss for the fiscal year, not disclosed in these consolidated financial statements.