Form 20-F
period 2021-12-31
Macro Bank Inc.
filed 2022-04-28
CIK 1347426

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2021
or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
or

☐	Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of the event requiring this shell company report.
For the transition period from

to

Commission file number:
001-32827

BANCO MACRO S.A.
(Exact Name of Registrant as Specified in its Charter)

Macro Bank, Inc.
(Translation of registrant’s name into English)
Argentina
(Jurisdiction of incorporation or organization)
Avenida Eduardo Madero 1182, City of Buenos Aires, Argentina
(Address of registrant’s principal executive offices)
Jorge Francisco Scarinci
Chief Financial Officer
Banco Macro S.A.
Avenida Eduardo Madero 1172, 24
th
Floor
City of Buenos Aires, Argentina, C1106ACY Telephone:
(+54-11-5222-6730)
Email: (
jorgescarinci@macro.com.ar
)
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

☐    No  ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☐    No  ☒
Indicate by check mark whether the registrant is a large, accelerated filer, an accelerated filer, a non-accelerated
filer or an emerging growth company. See definition of “large, accelerated filer, accelerated filer and emerging growth company” in Rule
12b-2
of the Exchange Act.

Large, accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Emerging growth company	☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.  ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by the court.
Yes  ☐    No  ☐
Auditor firm Id: PCAOB ID: 1449    Auditor Name: Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global
 Limited
) Auditor location: City of Buenos Aires, Buenos Aires, Argentina
Please send copies of notices and communications from the Securities and Exchange Commission to:

Hugo N. L. Bruzone Bruchou, Fernández Madero & Lombardi Ing. Butty 275, 12 th Floor C1001AFA–Buenos Aires, Argentina	Jeffrey Cohen Linklaters LLP 1290 Avenue of the Americas New York, NY 10104

Certain defined terms
In this annual report, we use the terms “the registrant,” “we,” “us,” “our” the “Bank” to refer to Banco Macro S.A. and its subsidiaries, on a consolidated basis. References to “Banco Macro” refer to Banco Macro S.A. on an individual basis. References to “Class B shares” refer to shares of our Class B common stock and references to “ADSs” refer to American depositary shares representing our Class B shares, except where otherwise indicated by the context.
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
or the Buenos Aires Stock Exchange, the term “MAE” refers to
Mercado Abierto Electrónico
, the term “NYSE” refers to the New York Stock Exchange, the term “IGJ” refers to the
Inspección General de Justicia,
or Public Registry of Buenos Aires, the term “ANSES” refers to the
Administración Nacional de la Seguridad Social
or National Social Security Agency, and the term “UIF” refers to the
Unidad de Información Financiera
or Financial Information Unit. The term “EU” refers to the European Union. The term “PyME” refers to
Pequeñas y Medianas Empresas or
small- and
medium-sized
companies.
The terms “U.S. dollar” and “U.S. dollars” and the symbol “U.S.$” refer to the legal currency of the United States. The terms “Peso” and “Pesos” and the symbol “Ps.” refer to the legal currency of Argentina. “Billion” refers to the number 1,000,000,000 and “Trillion” refers to the number 1,000,000,000,000. “Central Bank Rules” refers to the accounting and other regulations of the Central Bank. “IFRS” refers to the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).
The term “GDP” refers to gross domestic product and all references in this annual report to GDP growth are to real GDP growth. The term “INDEC” refers to the National Statistics Institute (
Instituto Nacional de Estadísticas y Censos
). The term “CER,” or benchmark stabilization coefficient, is an index issued by the Argentine government which is used to adjust value of credits and deposits. Pursuant to Resolution No. 203/2016 from the former Ministry of Economy and Finance, as of June 2016, the Consumer Price Index (
Índice de Precios al Consumidor
) currently in force and used to adjust the CER. The term “UVI” means Unidad de Vivienda, it represents the cost of construction of one thousandth square meter of housing. The term “UVA” means Unidad de Valor Adquisitivo, it is an index determined by the Central Bank, reflecting the variation of one-thousandth
of the average value of a square meter built for housing in Argentina (such that 1,000 UVAs are equivalent to one square meter). This value was initially set at Ps.14.05 and is updated daily based on the variation in the CER since March 31, 2016.
Presentation of certain financial and other information
Our consolidated financial statements included in this annual report have been prepared in accordance with IFRS as issued by the IASB.
The consolidated financial statements as of December 31, 2021, and the corresponding figures for the previous fiscal years have been restated for the changes in the general purchasing power of the functional currency (Pesos) of the Bank as established by IAS 29. As a result, those consolidated financial statements are stated in terms of the measuring unit current at the end of the reporting period (December 31, 2021), except otherwise indicated. The inflation rate was 50.94%, 36.14% and 53.83% for the fiscal years ended on December 31, 2021, 2020 and 2019, respectively.
Solely for the convenience of the reader, the reference exchange rate for U.S. dollars as of December 31, 2021, as reported by the Central Bank was Ps.102.75 to U.S.$1.00.
The accompanying consolidated financial statements include the financial statements, as of December 31, 2021, of the Bank and the following subsidiaries.

•	Macro Bank Limited;

•	Macro Securities S.A. (“Macro Securities”);

•	Macro Fiducia S.A. (“Macro Fiducia”);

•	Macro Fondos S.G.F.C.I. S.A. (“Macro Fondos”);

•	Argenpay S.A.U. (“Argenpay”); and

•	Fintech SGR (“Fintech”) (consolidated since October 2021, as the control was obtained in such month.).
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

•	changes in economic, business, political, legal, social or other conditions in Argentina and worldwide;

•	governmental intervention and regulation (including banking and tax regulations);

•	developments in the global financial markets;

•	deterioration in the Argentine financial system or regional business and economic conditions;

•	inflation;

•	fluctuations and declines in the exchange rate of the Peso;

•	changes in interest rates which may adversely affect financial margins;

•	adverse legal or regulatory disputes or proceedings;

•	credit and other risks of lending, such as increases in defaults by borrowers and other delinquencies;

•	increase in the provisions for loan losses;

•	fluctuations and declines in the value of Argentine public debt, as well as the Argentine government’s inability to successfully restructure dollar-denominated foreign public indebtedness;

•	decrease in deposits, customer loss and revenue loss;

•	competition in banking, financial services and related industries and the loss of market share;

•	cost and availability of funding;

•	the integration of any acquisitions and the failure to realize expected synergies;

•	the impact of the pandemic disease such as the coronavirus disease (“COVID-19”) on the economy, and on our customers, employees, vendors and us; and

•	the risk factors discussed under Item 3.D “Risk Factors.”

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
A. Selected Financial Data
Our consolidated financial statements as of December 31, 2021, 2020 and 2019 have been prepared in accordance with IFRS, as issued by IASB. In 2018 the Bank adopted IFRS with a transition date on January 1, 2017. Prior to January 1, 2018, the Bank prepared its consolidated financial statements in accordance with Central Bank Rules and reconciled to U.S. generally accepted accounting principles (“U.S. GAAP”).
The consolidated financial statements and the financial information included in this annual report for all periods reported are in Pesos stated in terms of the measuring unit current at the end of the reporting period (December 31, 2021). Due to the high inflationary level that has prevailed in Argentina in the recent past, our management has analyzed the conditions established by IAS 29 paragraph 3 for an economy to be considered as hyperinflationary. Based on such analysis, our management considers that there is evidence to determinate Argentina’s economy as “hyperinflationary” under IAS 29 for accounting periods ending after July 1, 2018. See “
—Risk factors—Risks Relating to Argentina—High inflation levels could have adverse long-term consequences for the Argentine economy
” and note 3 “Basis for the preparation of these financial statements and applicable accounting standards” to our audited consolidated financial statements as of December 31, 2021 and 2020.
The consolidated statement of income for the years ended December 31, 2021, 2020 and 2019 and the consolidated statement of financial position as of December 31, 2021 and 2020, are derived from our audited consolidated financial statements included elsewhere in this annual report. We have derived our selected consolidated financial position data for the year ended December 31, 2019, from our audited consolidated financial statements not included in this annual report.
The following tables present summary historical consolidated financial data for each of the periods indicated. You should read this information in conjunction with our consolidated financial statements and related notes, and the information under Item 5. “Operating and Financial Review and Prospects” included elsewhere in this annual report.

Selected Consolidated Statement of Income Data	2019 (1)	2020 (1)	2021

	(in thousands of Pesos, except for number of shares, net income per share and dividends per share)
Net Interest Income	179,620,631	145,275,725	130,998,318
Net Commissions income	36,642,422	34,256,918	33,453,124
Subtotal (Net Interests income plus Net Commissions income)	216,263,053	179,532,643	164,451,442

Selected Consolidated Statement of Income Data	2019 (1)	2020 (1)	2021

	(in thousands of Pesos, except for number of shares, net income per share and dividends per share)
Net gain from measurement of financial instruments at fair value	16,301,331	21,099,670	16,684,661
Profit from sold or derecognized assets at amortized cost	56,338	1,951,429	244,053
Differences in quoted prices of gold and foreign currency	7,186,704	6,384,364	4,647,686
Other operating income	15,774,926	8,105,211	7,829,104
Credit loss expense on financial assets	(8,932,537)	(11,866,426)	(2,595,721)
Net Operating Income before expenses, depreciation and amortization	246,649,815	205,206,891	191,261,225
Total Operating Expenses (2)	(121,468,276)	(99,648,344)	(100,902,793)
Net operating income after expenses, depreciation and Amortization	125,181,539	105,558,547	90,358,432
Income/(Loss) from associates and joint arrangements	1,846,203	(10,348)	87,497
Loss on net monetary position	(57,861,065)	(46,376,595)	(66,386,613)
Income before tax on continuing operations	69,166,677	59,171,604	24,059,316
Income tax on continuing operations	(26,593,127)	(19,693,276)	(1,186,032)
Net Income from continuing operations	42,573,550	39,478,328	22,873,284
Net Income for the fiscal year	42,573,550	39,478,328	22,873,284
Net Income for the fiscal year attributable to controlling interest	42,573,192	39,477,783	22,872,537
Net Income for the fiscal year attributable to non-controlling Interest	358	545	747
Other Comprehensive Income	309,053	1,477,914	1,224,534
Foreign currency translation differences in financial statements Conversion	175,332	180,923	(766,334)
Profit or losses for financial instruments measured at fair value through other comprehensive income	133,721	1,296,991	1,990,868
Total Comprehensive Income for the fiscal year	42,882,603	40,956,242	24,097,818
Total Comprehensive Income attributable to controlling interest	42,882,265	40,955,697	24,097,071
Total Comprehensive Income attributable to non-controlling interest	338	545	747
Basic earnings per share (3)	66.58	61.74	35.77
Dividends per share approved by the shareholders’ meeting (4)	20 (5)	15.64	(6)
Dividends per share in US$ approved by the shareholders’ meeting (7)	0.33	0.19	(6)
Weighted average number of outstanding common shares (in thousands)	639,402	639,413	639,413

(1)	Figures adjusted for inflation as of December 31, 2021. See “Presentation of certain financial and other information”.
(2)	Includes employee benefits, administrative expenses, depreciation and amortization of fixed assets and other operating expenses.
(3)	Net income for the fiscal year attributable to controlling interest divided by weighted average number of outstanding shares.
(4)	Not adjusted for inflation.
(5)
In addition to the dividend approved by the shareholders´ meeting held on April 30, 2020, the shareholder’s meeting held on October 21, 2020, resolved to approve a complementary dividend for a total amount of Ps. 3,791.7 million subject to prior authorization of the Central Bank.

(6)
At its meeting held on March 9, 2022, the Board of Directors resolved to submit for discussion by the shareholders’ meeting the motion to distribute as cash dividend or dividend in kind, in this case valued at market price, the amount of Ps. 22,18 per share. The dividend is calculated on figures expressed in constant currency as of December 31, 2021. The dividend is still pending the approval from the shareholders´ meeting and pending authorization from the Central Bank.

(7)	Dividends per share approved by the shareholders’ meeting divided by the exchange rate as of December 31 of each year.

	As of December 31,
Selected Consolidated Statement of Financial Position Data	2019 (1)	2020 (1)	2021

	(in thousands of Pesos)
Assets
Cash and Deposits in Banks	206,890,307	196,175,043	172,332,578
Investments in Debt Securities and Equity Instruments	149,609,361	406,515,553	322,164,201
Derivative Financial Instruments	1,265,635	1,493,533	1,296
Repo Transactions	2,235,591	59,503,764	31,405,801
Loans and other financing	453,929,167	388,555,757	352,361,088
Other Financial Assets	34,599,304	50,080,399	53,104,119
Current Income Tax Assets	—	—	543,439
Investment in associates and joint arrangements	300,700	307,777	489,504
Property, Plant and Equipment	52,909,387	51,877,880	52,872,223
Intangible Assets	7,278,678	7,704,151	8,404,279
Deferred Income Tax Assets	89,228	95,379	47,791
Other Non-financial Assets	2,230,292	3,369,096	2,331,623
Non-current assets held for sale	3,598,370	3,408,537	3,241,521
TOTAL ASSETS	914,936,020	1,169,086,869	999,299,463
Average Assets	1,040,358,833	1,058,912,392	988,354,581
LIABILITIES
Deposits	540,169,451	737,714,203	588,850,704
Liabilities at fair value through profit or loss	—	—	1,627,732
Derivative Financial Instruments	1,579,689	347	2,532
Repo Transactions	2,060,089	933,682	—
Other Financial Liabilities	45,556,961	74,287,265	67,935,119
Financing received from the Central Bank of Argentina and other financial entities	4,614,966	1,387,310	437,726
Corporate Bonds	61,312,278	59,210,164	44,964,978
Current Income Tax Liabilities	16,719,278	7,766,436	351,297
Provisions	3,027,969	1,978,115	1,653,557
Deferred Income Tax Liabilities	1,151,955	11,242,317	6,247,221
Other Non-financial Liabilities	20,794,494	45,821,301	47,591,152
TOTAL LIABILITIES	696,987,130	940,341,140	759,662,018
SHAREHOLDERS’ EQUITY
Net Shareholders’ Equity attributable to controlling interest	217,946,011	228,742,907	239,599,563
Net Shareholders’ Equity attributable to non-controlling interest	2,879	2,822	37,882
TOTAL SHAREHOLDERS’ EQUITY	217,948,890	228,745,729	239,637,445
Average Shareholders’ Equity	199,061,118	221,259,037	224,985,849

(1)	Figures adjusted for inflation as of December 31, 2021. See “ Presentation of certain financial and other information ”.

	As of and for the year ended December 31,
	2019	2020	2021

	(in thousands of Pesos)
Selected consolidated ratios:
Profitability and performance
Net interest margin (%) (1)	25.36%	20.25%	20.12%
Fee income ratio (%) (2)	18.19%	20.45%	22.02%
Efficiency ratio (%) (3)	32.05%	34.89%	38.23%
Fee income as a percentage of administrative expense (%)	49.27%	39.78%	38.54%
Return on average equity (%)	21.39%	17.84%	10.17%
Return on average assets (%)	4.09%	3.73%	2.31%
Liquidity
Loans and other financings as a percentage of total deposits (%)	85.96%	54.70%	61.47%
Liquid assets as a percentage of total deposits (%) (4)	66.79%	90.13%	90.05%
Capital
Total equity as a percentage of total assets (%)	23.82%	19.57%	23.98%
Regulatory capital as a percentage of risk-weighted assets (%)	27.25%	34.23%	36.06%
Asset Quality
Non-performing loans and other financings included in Stage 3 as a percentage of total loans and other financings (%) (5)	1.71%	1.13%	0.91%
Allowances for loan losses as a percentage of total loans and other financings	(2.24%)	(3.71%)	(2.66%)
Allowances for credit losses as a percentage of non-performing loans and other financings included in Stage 3 (%) (5)	(130.90%)	(327.67%)	(291.98%)
Operations
Number of branches	463	463	466
Number of employees (6)	8,768	8,561	8,005

(1)	Net interest income divided by average interest earning assets.
(2)	Commissions income divided by the sum of net interest income.
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

(4)	Liquid assets include cash, cash collateral, reverse repos, instruments issued by Central Bank, other government securities and interbank loans.
(5)	As of December 31, 2021, 2020 and 2019, non-performing loans are calculated according to our internal credit rating grades disclosed in note 52.1 to our consolidated financial statements.
(6)
Had workers performing their duties pursuant to the “acciones de entrenamiento para el trabajo” program of the Ministry of Labor, Employment and Social Security and other casual workers been included, the number of employees of the Bank would have been 8,788 for 2019. We do not account for such workers as employees, as we do not remunerate them for their services, which are paid directly by the Argentine province where they work.

B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
You should carefully consider the risks described below with all of the other information included in this annual report before deciding to invest in our Class B shares or our ADSs. If any of the following risks actually occurs, it may materially harm our business and our financial condition and results of operations. As a result, the market price of our Class B shares or/and our ADSs could decline and you could lose part or all of your investment.
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
Risks relating to Argentina
Our business is largely dependent upon economic, social and political conditions in Argentina
Substantially all of our operations, properties and customers are located in Argentina and, as a result, our business is to a large extent dependent upon macroeconomic, political, regulatory and social conditions prevailing in Argentina, including but not limited to, the following: (i) international demand and prices for Argentina’s commodity exports; (ii) competitiveness and efficiency of domestic industries and services; (iii) stability and competitiveness of the Peso against foreign currencies; (iv) foreign and domestic investment and financing; (v) level of foreign exchange reserves in the Central Bank which may cause abrupt changes in currency values and exchange and capital control regulations; (vi) interest rates, inflation, wage and price controls; (vii) effects of the ongoing
COVID-19
pandemic and results of the measures adopted by the Argentine government in response; (viii) changes in economic or fiscal policies implemented by the Argentine government; (ix) labor disputes and work stoppages; (x) the level of expenditure by the Argentine government and ability to sustain fiscal balance; (xi) the level of unemployment, political instability and social tensions and (xii) insufficient or incorrect implementation of certain anti-money laundering and combating the financing of terrorism recommendations.
Developments in economic, political, regulatory and social conditions in Argentina, and measures taken by the Argentine government, have had and are expected to continue to have a significant impact on our business, results of operations and financial condition. In the past, the Argentine government has had direct intervention in the economy and in private sector operations and companies, limiting certain aspects of private sector businesses, establishing minimum salary levels and mandatory employees’ benefits. Employers, both in the public and private sector, have also been experiencing intense pressures from their personnel, or from the labor unions representing them, demanding salary increases and certain benefits for the workers, given the high inflation rates.
We cannot predict the impact of any measures that the Argentine government has adopted or may adopt in the future, or whether those measures will have the effects pursued. Uncertainty with respect to government policies may lead to additional volatility of Argentine stock market prices. Additionally, we cannot guarantee that the current policies that apply to banks will not be modified in the future.
Additionally, the Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high levels of inflation and currency devaluation.
No assurances can be given that the Argentine economy will grow on a sustainable basis. If economic conditions in Argentina were to deteriorate, or the economy were to continue to contract, if inflation were to accelerate further, or if the Argentine government’s measures to attract or retain foreign investment and international financing in the future to incentivize domestic economy activity are unsuccessful, such events could adversely affect Argentina’s economic growth and in turn affect our financial condition and results of operations.
The Argentine economy could be adversely affected by economic and political developments in other countries.
Argentina’s economy remains vulnerable to external shocks that could be caused by adverse regional or global developments. Global economic instability such as uncertainty about global trade policies, the deterioration of economic conditions in Argentina´s major trading partners (including Brazil, the European Union, China and the United States), geopolitical tensions between the United States and a number of foreign countries, tensions between Russia and Ukraine, idiosyncratic, political and social discords, terrorist attacks, pandemic diseases, could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economy.
On February 24, 2022, the Russian government announced the beginning of a “special military operation” which started with an invasion over Ukrainian territory. Thus, a war conflict of great magnitude began between the two countries, which, to this day, continues to escalate.
As a consequence of the invasion, the international community has applied strong sanctions against sectors of the economy, companies, individuals, sports and cultural associations of Russia. Many countries have announced the closure of airspace to Russian-flagged aircraft. Also, non-governmental
organizations and multinational companies have announced divestments or disassociations with Russian counterparts. Although Russia claims to be prepared to face these sanctions, exchange controls and restrictions on securities trading have been introduced and a sharp fall in all sectors of the economy is anticipated. The development of the military conflict, as well as its expansion to other regions or the incorporation of new participants and the effects of the sanctions on Russia could have a negative impact on the European economy (including, in particular, the increase in energy values) and, consequently, have an adverse repercussion on the world economy.

Although economic conditions vary from country to country, investors’ perceptions of events occurring in other countries have, and may continue to, substantially affect capital flows into and investments in securities from issuers in other countries, including Argentina.
Global economic and financial crises, the general weakness of the global economy and the instability of the international financial system, negatively affect emerging economies like Argentina’s. If international and domestic conditions for Argentina were to worsen further, the Argentine economy could be negatively affected as a result of lower international demand and lower prices for its products and services, lower capital inflows and higher risk aversion, which may also adversely affect our business, results of operations, financial condition and cash flows.
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
During recent years the Republic of Argentina has experienced financial distress, that have led to difficulties in the payment of its sovereign debt.
During 2020 the Argentine government engaged in negotiations with Argentina´s creditors to restore the sustainability of its public external debt. In August 2020, the Argentine government restructured approximately U.S.$66.5 billion of its foreign currency global bonds issued under foreign laws exchanging such bonds for new bonds. Moreover, in June 2021, Argentina reached an agreement with the Paris Club members under the Paris Club 2014 Settlement Agreement to extend the maturity of its obligations until March 2022. In addition, the Argentine government-initiated negotiations with the International Monetary Fund (“IMF”) in order to renegotiate the principal maturities of the U.S.$ 44.1 billion disbursed between 2018 and 2019 under a
Stand-By
Agreement, originally planned for the years 2021, 2022 and 2023. On March 22, 2022, the Argentine government reached an agreement with the Paris Club for a new two-year
extension of the understanding reached in June 2021.
On January 28, 2022, the Argentine government announced it had reached an agreement with the IMF on the most relevant points. On March 3, 2022, the Argentine government and the IMF announced that the agreement is based on what is known as the IMF’s Extended Fund Facility, which includes 10 reviews to be carried out quarterly for two and a half years. The first disbursement will be made upon approval of the program by the IMF Board. The remaining disbursements will be made after each review. The repayment period for each disbursement is 10 years, with a grace period of four and a half years, starting in 2026 and ending in 2034.
The program seeks to solve the problem of high inflation through the reduction of monetary financing of the fiscal deficit and a monetary policy framework that generates positive real interest rates; improve public finances through progressivity, efficiency and tax compliance; and strengthen Argentina’s balance of payments through policies that stimulate reserve accumulation, net exports and maintain a competitive real effective exchange rate.
On March 11, 2022, the program was approved by the Chamber of Deputies of the Argentine Congress and on March 17, 2022, it was approved by the Chamber of Senators of the Argentine Congress through Law No. 27,668, being enacted by means of Decree No. 130/22. On March 19, 2022, the IMF informed that the Board would address the issue on March 25, 2022, and that they would combine Argentina’s payment obligations due on March 21 and 22 into a single repurchase to occur prior to March 31, 2022, avoiding Argentina’s default before the IMF Board meeting. Finally, on March 25, 2022, the IMF Executive Board approved the agreement for an amount equivalent to US$44 billion, including an immediate disbursement of US$9.6 billion.
We cannot assure that the conditions of the agreement with the IMF and the Paris Club will not affect Argentina´s ability to implement reforms and public policies and boost economic growth. We also cannot predict the impact of the outcome of that negotiation on Argentina’s (and indirectly our) ability to access the international capital markets.
In spite of the restructuring of the Argentine public debt carried out in 2020, the international markets continue showing signs of doubts as to whether Argentina’s debt is sustainable and, therefore, country risk indicators remain high. According to a Morgan Stanley Capital International (“MSCI”) release, Argentina was considered an “emerging market” until June 2021, when it was reclassified as a “standalone market”, investing in such markets generally carries additional risks.

There can be no assurances that Argentina’s credit ratings will be maintained or that they will not be downgraded, suspended or cancelled. Any credit rating downgrade, suspension or cancellation for Argentina’s sovereign debt may have an adverse effect on the Argentine economy and on our business. As such, any adverse effect on our business due in part to changes in Argentina’s credit rating may adversely affect the market price and trading of our securities. Argentina’s lack of access to financing in the international financial markets may have a direct impact in our ability to access the financial markets to fund our operations, including the financing of capital expenditures, which in turn may negatively affect our business financial position and results of operations.
Argentina is subject to litigation by foreign shareholders of Argentine companies and holders of Argentina’s defaulted bonds, which have resulted and may result in adverse judgments or injunctions against Argentina’s assets and limit its financial resources.
There are outstanding claims against the Argentine government submitted before the International Centre for Settlement of Investment Disputes (“ICSID”) which may entail new sanctions against the Argentine government, which in turn could have a substantially adverse effect on the Argentine government’s ability to implement reforms and to foster economic growth and to access credit or international capital markets.
Litigation, as well as ICSID claims against the Argentine government, have resulted in material judgments and may result in further material judgments, and could result in attachment of or injunctions relating to assets of Argentina that the government intended for other uses. As a result, the Argentine government may not have all the necessary financial resources to honor its obligations, implement reforms and foster growth, which could have a material adverse effect on Argentina’s economy, and consequently, our business, financial condition and results of operations.
Exchange controls and capital inflow and outflow restrictions have limited, and could continue to limit, the availability of international credit and may adversely affect the Argentine economy.
The Argentine government and the Central Bank have implemented certain measures that control and restrict the ability of companies and individuals to access to the foreign exchange market to purchase foreign currency and to transfer it abroad, in order to contain the decrease in the level of international reserves held by the Central Bank. Those measures include, among others: (i) restricting access to the Argentine foreign exchange market for the purchase or transfer of foreign currency abroad for any purpose, including the payment of dividends to non-residents
stakeholders; (ii) restrictions on the acquisition of any foreign currency to be held as cash in Argentina; (iii) requiring exporters to repatriate and settle in Pesos, in the local exchange market, all the proceeds of their exports of goods and services; (iv) limitations on repayment of foreign debt and to the transfer of securities into and from Argentina; (v) establishing certain mandatory refinancing’s; and (vi) the implementation of taxes on certain transactions involving the acquisition of foreign currency. For further information, see “Item 10.D – Exchange Controls”.
The Argentine government could maintain a single official exchange rate or create multiple exchange rates for different types of transactions, substantially modifying the applicable exchange rate at which we acquire currency to service our outstanding foreign currency denominated liabilities.
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
Despite the positive effects of the real depreciation of the Peso on the competitiveness of certain sectors of the Argentine economy, the depreciation of the Peso has had and may continue to have a negative impact on the ability of certain Argentine businesses to service their foreign currency-denominated debt, lead to inflation, significantly reduce real wages and jeopardize the stability of businesses whose success depends on domestic market demand and adversely affect the Argentine Government’s ability to honor its foreign debt obligations. In 2021, the Peso depreciated against the U.S. dollar approximately 14.5% as of December 30, 2021. On April 19 th
, 2022, the exchange rate was Ps. 113.78 to US$1.00, as quoted by the Banco de la Nación Argentina for wire transfers (divisas).
On the other hand, a substantial increase in the value of the Peso against the U.S. dollar would adversely affect Argentina’s economic competitiveness. A significant real appreciation of the Peso would adversely affect exports and increase the trade deficit, which could have a negative effect on GDP growth and employment, as well as reduce the Argentine public sector’s revenues by reducing tax collection in real terms.

If the Peso devalues significantly, all of the negative effects on the Argentine economy related to such devaluation could recur, with adverse consequences to our business, financial condition and results of operations.
High inflation levels could have adverse long-term consequences for the Argentine economy.
The Argentine economy has experienced great volatility during the last decades, characterized by periods of low or negative GDP growth, high levels of inflation and currency depreciation and devaluation. Currently, inflation remains high and is likely to remain at similar levels in the future; according to the official data published by INDEC, consumer price inflation was 24.8% in 2017, 47.6% in 2018, 53.8% in 2019, 36.1% in 2020 and 50.9% in 2021. Regarding year 2022, inflation in January, February and March was 3.9%, 4.7% and 6.7% respectively.
There can be no assurance that inflation rates will not continue to escalate in the future or that the measures adopted or that may be adopted by the Argentine government to control inflation will be effective or successful. Inflation remains a major challenge for Argentina. Continuing significant inflation could have a material adverse effect on Argentina’s economy and in turn could increase our costs of operation, in particular labor costs, and may negatively affect our business, financial condition and results of operations.
High public expenditure could result in long lasting adverse consequences for the Argentine economy.
During the last years, the Argentine government has substantially increased public expenditure and has resorted primarily to the Central Bank’s monetary issuance to source part of its funding requirements.
The fiscal deficit was Ps. 95,121.6 million in 2019, Ps. 1,749,957 million in 2020 and Ps. 1,407,641 million in 2021. Public spending was Ps. 3,431,746 million in 2019, Ps. 5,049,123 million in 2020 and Ps. 7,733,816 million in 2021.
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
Failure to adequately address actual and perceived risks of institutional deterioration may adversely affect Argentina’s economy and financial condition.
In Transparency International’s 2021 Corruption Perceptions Index survey of 180 countries, Argentina was ranked 96, down from 78 in 2020. A lack of a solid institutional framework has been identified as, and continue to be, a significant problem for Argentina. Failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment, and consequently, may negatively affect our business, financial condition and results of operations. Although the Argentine government has taken several measures aimed at strengthening Argentina’s institutions, the Bank cannot guarantee the implementation of measures to ensure transparency and integrity in a highly polarized political context.
An outbreak of a new pandemic may have material adverse consequences on the Argentine Economy.
An outbreak of a pandemic, disease or similar public health threat, such as the ongoing
COVID-19,
which has had and may continue to have material adverse consequences for the global economic, financial, and business conditions, could materially and adversely affect our business, financial condition and results of operations. In order to assuage the adverse effect of the
COVID-19
pandemic on the Argentine economy, the Argentine government has taken certain monetary and fiscal measures, in addition to other measures adopted by the Central Bank. Such measures included: layoff limitations, price controls, lower reserve requirements on bank lending to households and micro-, small- and medium-sized
enterprises, temporary easing of bank loan classification rules, a temporary prohibition on charging fees related to ATM services, the suspension of account closures, the reduction of maximum credit card interest rates, freezing and/or postponement of certain loan payments, healthcare benefit extensions, tax reductions and certain other financial assistance programs in connection with the
COVID-19
pandemic.
We cannot predict or estimate the future negative impact that a new pandemic or a new wave of the ongoing
COVID-19
pandemic will have on our business, results of operations, and financial condition, and will depend on events outside of our control, including the intensity and duration of the pandemic and the measures taken by the different governments, including the Argentine government, in order to contain the pandemic and/or mitigate the economic impact.

For more information regarding the effects of the
COVID-19
pandemic and its impact, see note 54 “Effects of the coronavirus
(Covid-19)
outbreak” to our audited consolidated financial statements as of December 31, 2021 and 2020, “
Item 4.B.—Business Overview—Argentine Banking Regulation— Central Bank’s measures in response to the pandemic of
COVID-19
;” and “
item 5.D. – Trend Information/Impact related to
COVID-19
pandemic
”.
Climate change can create transition risks, physical risks and other risks.
There is an increasing concern over the risks of climate change and related environmental sustainability matters. Climate change may imply three primary drivers of financial risk that could adversely affect us:

•
Transition risks associated with the move to a
low-carbon
economy, both at idiosyncratic and systemic levels, such as through policy, regulatory and technological changes, which could increase our expenses and impact our strategies.

•
Physical risks related to discrete events, such as flooding and wildfires, and extreme weather impacts and longer-term shifts in climate patters, such as extreme heat, sea level rise and more frequent and prolonged drought, which could result in financial losses that could impair asset values and the creditworthiness of our customers. Such events could disrupt our operations or those of our customers or third parties on which we rely and do business with, including through direct damage to assets and indirect impacts from supply chain disruption and market volatility.

•	Liability risks derived from parties who may suffer losses from the effects of climate change and may seek compensation from state entities, regulators, investors and lenders, among others.
These primary drivers could materialize, among others, in the following financial risks:

•
Credit risks: Physical climate change could lead to increased credit exposure and companies with business models not aligned with the transition to a low-carbon
economy may face a higher risk of reduced corporate earnings and business disruption due to new regulations or market shifts.

•
Market risks: Market changes in the most carbon-intensive sectors could affect energy and commodity prices, corporate bonds, equities and certain derivatives contracts. Increasing frequency of severe weather events could affect macroeconomic conditions, weakening fundamental factors such as economic growth, employment and inflation.

•	Operational risks: Severe weather events could directly impact business continuity and operations both of customers and ours.

•
Reputational risk: our reputation and client relationships may be damaged as a result of our practices and decisions related to climate change, social and environmental matters, or to the practices or involvement of our clients, in certain industries or projects associated with causing or exacerbating climate change.

As climate risk is interconnected with all key risk types, we have developed and continue to enhance processes to embed climate risk considerations into our risk management strategies; however, because the timing and severity of climate change may not be predictable, our risk management strategies may not be effective in mitigating climate risk exposure.
Any of the conditions described above could have a material adverse effect on our business, financial condition and results of operations.
Risks relating to the Argentine financial system
The growth and profitability of Argentina’s financial system depends on the growth of the long-term credit market.
Since most deposits are short-term deposits, a substantial portion of the loans have the same or similar maturities, and there is a small portion of long-term credit lines.
The proportion of long-term credit lines, such as mortgage loans, is low and long-term loan originations were significantly reduced in 2019, 2020 and 2021, as a result of high interest rates and the difficult financial and macroeconomic backdrop.
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

The stability of the financial system depends upon the ability of financial institutions, including us, to retain the confidence of depositors
.
The measures implemented in the past by the Argentine government regarding financial institutions, particularly the restrictions imposed on depositors in relation to the possibility of freely withdrawing funds from banks and “pesification” and restructuring of their deposits, caused losses to many depositors and weakened the confidence in the Argentine financial system.
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
Although liquidity levels are currently reasonable, it is not possible to offer any guarantee that these levels will not decrease in the future due to adverse economic conditions that could negatively affect the financial system and the Bank’s business. Furthermore, while banks’ liquidity in foreign currency is high, a significant share of it is deposited at the Central Bank, and as a result, banks have to rely on the Central Bank in order to access those funds. If we were to experience significant withdrawals by depositors, it could have a material adverse effect on our business, results of operations and financial condition.
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
The capacity of numerous Argentine private sector debtors to repay their loans has deteriorated significantly during the past years as a result of certain economic events in Argentina or macroeconomic conditions, materially affecting the asset quality of financial institutions, including us. During recent years the capacity of many Argentine private sector debtors to repay their loans has deteriorated significantly, materially affecting the asset quality of financial institutions, including us.
In particular, the
COVID-19
pandemic has had a significant negative impact on the Argentine economy. Production and consumption have declined markedly, affecting employment levels and financial flows, among other things. Despite the measures adopted by the Central Bank to temporarily reduce delinquency levels, the negative results of the deterioration of debtors’ financial capacity were undeniable.
The Bank cannot assure that the economic crisis will abate and that private sector debtors will improve their ability to pay. Despite the current quality of its portfolio, the Bank may not be successful in recovering substantial portions of outstanding loans. If Argentina’s economic growth continues to slow or the financial condition of the private sector deteriorates further, the financial system, including the Bank, could experience an increase in the incidence of non-performing
loans.
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
Law No. 24,240 as amended and supplemented from time to time (the “Consumer Protection Law”) sets forth certain rules and principles designed to protect consumers, which include our customers. The Consumer Protection Law contains specific rules regarding financial activities and also general rules that may be used to support its application, pursuant to legal precedents.

Additionally, the National Civil and Commercial Code has incorporated the principles of Consumers Protection Law and has established its application to banking sector contracts. Moreover, Law No. 25,065 (as amended and supplemented from time to time by Law No. 26,010 and Law No. 26,361, the “Credit Card Law”) also sets forth several mandatory regulations designed to protect credit card holders. Also, Central Bank’s regulations provide wide protection to clients of financial services institutions limiting the fees and charges that such institutions can charge to their clients.
Both the involvement of the applicable administrative authorities at the federal, provincial and local levels, and the enforcement of the Consumer Protection Law and the Credit Card Law by the courts are increasing. This trend has increased general consumer protection levels. In the event of we are found responsible for violating the provisions of the Consumer Protection Law, the Credit Card Law, or the consumer protection regulations issued by the Central Bank, potential penalties may limit our ability to collect payments owed for services and credits which may, in turn, adversely affect the financial results of our operations.
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
The Argentine government has historically exercised significant influence over the economy and the financial system. Financial institutions, in particular, have operated in a highly regulated environment.
The Bank is actively supervised by the Argentine Central Bank, the Argentine Securities and Exchange Commission and the Financial Information Unit (“UIF”, per its initials in Spanish), among other agencies. As part of its supervisory duties, the Bank may be subject to sanctions if it detects non-compliance
with applicable regulations. The Central Bank has the power to supervise compliance with the regulations applicable to the financial system. Similarly, the CNV has the power to supervise compliance regarding market operations, as well as to make recommendations and instruct best practices in the area of securities trading of corporate governance regulations. Finally, The UIF regulates matters related to money laundering and has the power to supervise regulatory compliance by obligated entities. For more information, see “
Item 4.B.—Business Overview—Argentine Banking Regulation”.
Any insolvency proceeding against financial institutions would be subject to the powers of and intervention by the Central Bank, which may limit remedies otherwise available and extend the duration of the proceedings.
The Bank has no control over governmental regulations or laws governing all aspects of its operations, including: minimum capital requirements; minimum cash reserve requirements; requirements on fixed-rate asset investments; limits on lending capacity and other credit restrictions, including mandatory allocations; limits and other restrictions on fees; reduced time for financial institutions to deposit the amount of credit card sales into appropriate merchant accounts; limits on the amount of interest a bank may charge or pay, or on the period for capitalizing interest; limits on the amount of interest a bank may charge or pay, or on the period for capitalizing interest; limits on the amount of interest a bank may charge or pay, or on the period for capitalizing interest; limits on the amount of interest a bank may charge or pay; limits on the interest a bank may charge or pay, or on the period for capitalizing interest; accounting and statistical requirements; restrictions on dividends; limits or restrictions on foreign exchange; limits on market share; reporting or control regimes as agents or regulated entities; and changes in the deposit insurance regime.
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
Financial institutions receive income from the commissions they charge merchants on debit and credit card transactions. A change in applicable law that place limits on the fees that merchants may be charged may adversely reduce revenues of the Argentine financial institutions. In March 2017, the Central Bank issued Communication “A” 6212, reducing credit and debit card fees on a gradual annual plan. The maximum debit card sales commissions for 2020 was 0.70% and 0.60% for 2021 and after. The application of the limits established by the Central Bank and any further reduction in credit and debit card sales commissions could adversely affect our profitability, financial condition and results of operations.
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
As of December 31, 2021, our major shareholders, Security Trust JHB BMA and Delfín Jorge Ezequiel Carballo, directly or beneficially owned 5,995,996 Class A shares and 104,473,881 Class B shares, and 4,901,060 Class A shares and 106,824,523 Class B shares, respectively. The shares owned by Security Trust JHB BMA were transferred to such trust upon the death of Jorge Horacio Brito in November 2020 as a testamentary disposition, ad referendum of the Central Bank of Argentina. Security Trust JHB BMA’s beneficiaries are Mr. Jorge Horacio Brito’s heirs apparent. Security Trust JHB BMA’s decisions are made by the trustee.
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
We estimate and establish reserves for credit risk and expected credit losses. This process involves subjective and complex judgments, including projections of economic conditions and assumptions on the ability of our borrowers to repay their loans. We may not be able to timely detect these risks before they occur, or due to limited resources or availability of tools, our employees may not be able to effectively implement our credit risk management system, which may increase our exposure to credit risk.
As of December 31, 2021, the Bank decided to make a forward-looking adjustment as a consequence of estimating an incremental effect in the provisions determined by ECL (Expected Credit Losses) in order to cover an uncertain macroeconomic scenario derived from the lack of agreement in the rescheduling of the debt held by the National Government with the International Monetary Fund (IMF). For further information see note 52.1.4 “Additional forward-looking allowances based on expert credit judgment”, section “Adjustment for uncertainty in external obligation restructuring”, of the audited consolidated financial statements as of December 31, 2021, and 2020.
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
During last year, there has been an increase in cases of phishing, and especially of telephone phishing or Vishing and Angler phishing, through social networks, in order to deceive clients and obtain confidential information using different techniques of social engineering. In addition, our risk and exposure to these matters remains heightened because of the evolving nature and complexity of these threats from cybercriminals and hackers. Preventive measures and security components continue to be developed to improve the preventive measures against such kinds of fraud and increase the level of protection of information. In this sense, we have taken measures to mitigate the cases of phishing and digital fraud and protect our customers.
However, contingency plans in place may not be sufficient to cover liabilities associated with any such events and, therefore, applicable insurance coverage may be deemed inadequate, preventing us from receiving full compensation for the losses sustained as a result of such a disruption. Although we intend to continue to implement security technology devices and establish operational procedures to prevent such damage, we cannot assure you that all of our systems are entirely free from vulnerability and these security measures will be successful. If any of these events occur, it could damage our reputation, entail serious costs and affect our transactions, as well as our results of operations and financial condition.

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
Although we are committed to conducting business in a legal and ethical manner and in compliance with local and international statutory requirements and standards applicable to our business, as we directly or indirectly deal with entities whose employees are government officials, there is a risk that our management, employees or representatives may take actions that could violate applicable laws and regulations. Guilty pleas by or convictions of us or of any our affiliates (including any of our major shareholders, employees or other agents) in criminal proceedings may have adverse effects on our business.
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
In 2003, the Central Bank prohibited financial institutions from distributing dividends. In 2004, the Central Bank amended the restriction to require the Central Bank’s prior authorization for the distribution of dividends. Under Central Bank Rules on distribution of dividends, the capital remaining after the distribution of dividends must be sufficient to meet the regulatory capital increased by 75%. See “—
Risks relating to the Argentine financial system—Governmental measures and regulatory framework affecting financial entities could have a material adverse effect on the operations of financial entities
”.
Since January 2016, pursuant to Central Bank Communication “A” 5827, additional capital margin requirements have to be complied with, including a capital conservation margin and a countercyclical margin. The capital conservation margin shall be 2.5% of the amount of risk weighted assets (“RWA”), in the case of entities considered
D-SIB,
like us, and the margin will be increased to 3.5% of the amount of RWA. The countercyclical margin shall be within a range of 0% to 2.5% of RWA, but Central Bank Communication “A” 5938, established countercyclical margin of 0% since April 1, 2016. This margin can be reduced or cancelled by the Central Bank upon its determination that the systematic risk has been diminished.
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

On March 19, 2020, in the midst of the
COVID-19
crisis, the Central Bank issued Communication “A” 6939, as amended, by virtue of which the distribution of dividends by financial entities have been suspended at least until December 31, 2021. On December 2021, by means of Communication “A” 7421, as amended, the Central Bank authorized financial entities to distribute dividends for up to 20% of the amount of earnings that should have been distributed if the “Earnings distributions” rules had been applied, from January 1, 2022, to December 31, 2022. Those financial entities authorized by the Central Bank to distribute their profits must make such distribution in 12 equal, monthly and consecutive installments. We cannot assure this measure or others with similar effect will not be extended after this period nor the extent to which the measure may affect holders of our Class B shares or ADSs.
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
Pursuant to certain provisions of the U.S. Internal Revenue Code of 1986, as amended, commonly known as FATCA, a “foreign financial institution” may be required to withhold on certain payments it makes (“foreign passthru payments”) to persons that fail to meet certain certification, reporting, or related requirements. We are a foreign financial institution for these purposes. A number of jurisdictions have entered into, or have agreed in substance to, intergovernmental agreements with the United States to implement FATCA (“IGAs”), which modify the way in which FATCA applies in their jurisdictions. Certain aspects of the application of the FATCA provisions and IGAs to instruments such as the Class B Shares and the ADSs, including whether withholding would ever be required pursuant to FATCA or an IGA with respect to payments on instruments such as the Class B shares or the ADSs, are uncertain and may be subject to change. Even if withholding would be required pursuant to FATCA or an IGA with respect to payments on instruments such as the Class B Shares and the ADSs, proposed regulations have been issued that provide that such withholding would not apply prior to the date that is two years after the date on which final regulations defining “foreign passthru payments” are published in the U.S. Federal Register. In the preamble to the proposed regulations, the U.S. Treasury Department indicated that taxpayers may rely on these proposed regulations until the issuance of final regulations. Holders should consult their own tax advisors regarding how these rules may apply to their investment in the Class B Shares and the ADSs.

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
A. History and development of the Bank
Our legal and commercial name is Banco Macro S.A. We are a financial institution incorporated on November 21, 1966, as a sociedad anónima
, a stock corporation, duly incorporated under the laws of Argentina for a
99-year
period and registered on March 8, 1967, with the Public Registry of Commerce of the City of Bahía Blanca, in the Province of Buenos Aires, Argentina under No. 1154 of Book 2, Volume 75 of
Estatutos
. We subsequently changed our legal address to the City of Buenos Aires and registered it with the IGJ on October 8, 1996, under No. 9777 of Book 119, Volume A of
Sociedades Anónimas
.
We file reports, including our annual reports on Form
20-F,
and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Any filings we make electronically with the SEC are available to the public over the Internet at the SEC’s web site at
http://www.sec.gov
.
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
In January 2019, Banco Macro accepted an offer by Al Zenith (Netherlands) B.V. (a company related to Advent International Global Private Equity) for the purchase of Prisma Medios de Pago S.A. (“Prisma”). Such acceptance occurred within the framework of the divestment commitment assumed by Prisma and its shareholders before the National Antitrust Commission (Comisión Nacional de Defensa de la Competencia, CNDC). The transaction included the purchase of 1,933,051 ordinary shares with a par value of 1 Peso each and with one vote per share, representing 4.6775% of the capital stock, equivalent to 51% of Banco Macro’s shareholding in Prisma. On October 1, 2021, within the framework of the aforementioned commitment, the Bank, together with the other class B shareholders of Prisma, sent the corresponding notice of the exercise of the put option and thus initiated the procedure for the sale of the remaining 49% of Prisma’s capital stock and votes. On March 18, 2022, the Bank informed that the transfer of all of the Bank’s remaining shareholding in Prisma in favor of AI ZENITH (Netherlands) B.V. representing 4.4941% of Prisma’s capital stock and votes was completed. The price for such participation amounts to U.S. Dollars 33,017,761.20 and will be paid as follows: (i) 30% in Pesos at a UVA rate plus 15% nominal annual rate and (ii) 70% in U.S. Dollars at a rate of 10% nominal annual rate within a term of six years. It was also agreed that part of the balance of the price for the sale of 51% of the capital stock and votes of Prisma would be paid in two installments, extending the payment term to 2026 and 2027.
Additionally, on July 17, 2020, Banco Macro made an irrevocable capital contribution on account of future subscription of shares to Play Digital SA and on July 23, 2020, the irrevocable contribution was accepted, and the Bank agreed to subscribe 16,250,000 shares with a par value (VN) of Ps.1 representing 25% of the capital stock. On August 26 and October 15, 2020, the Bank made irrevocable capital contributions on account of future subscription of shares to Play Digital SA. The Extraordinary General Shareholders’ Meeting of Play Digital SA held on August 26 and October 15, 2020, accepted the irrevocable contributions and agreed that the Bank subscribe 26,634,046 and 58,017,400 shares of VN Ps.1, respectively. On December 15, 2020, the Extraordinary General Meeting of Play Digital SA approved an increase in capital stock and the Bank, on December 16, 2020, subscribed 18,276,059 new shares of VN Ps.1. Also, on March 4 and May 12, 2021, new contributions were made, which were capitalized at the Extraordinary General Meeting held on September 28, 2021, by which the Bank subscribed 96,539,571 shares of VN Ps.1. As a consequence of this last acceptance of capital contributions, the Bank owns 215,717,076 book-entry shares of VN Ps.1 and with the right to 1 vote per share, which is equivalent to 10.020% of the capital stock. Also, on January 17, 2022, the Bank made a new irrevocable capital contribution on account of future subscription of shares in Play Digital SA for 130,758 thousand Pesos. The purpose of this company is to develop and commercialize a payment solution linked to the bank accounts of users of the financial system in order to significantly improve their payment experience. Initially the shareholders, including the Bank, were Banco de Galicia y Buenos Aires SAU, Banco BBVA Argentina SA and Banco Santander Río SA. Subsequently, other entities joined as shareholders in addition to those mentioned above.
Additionally, on October 1, 2021, the Bank decided to make use of the option to reach a 24.99% interest in Fintech SGR. Consequently, the Bank owns 49.9939% of the class “B” shares corresponding to the protective partners. The purpose of this company is to facilitate access to credit for small and medium-sized
enterprises (SMEs) through the provision of guarantees.
On October 15, 2021, the Bank acquired shares representing 50% of the capital stock and votes of Finova SA. The purpose of this company is to develop and commercialize the electronic platform www.facturbo.com.ar, which allows the negotiation of credit instruments issued or accepted by large companies in favor of micro, small and medium-sized
enterprises (MSMEs).
We currently offer traditional bank products and services to companies, including those operating in regional economies, as well as to individuals, thus reinforcing our objective to be a multi-service bank. In addition, Banco Macro performs certain transactions through its subsidiaries, including mainly Macro Bank Limited, Macro Securities S.A., Macro Fiducia S.A., Macro Fondos S.G.F.C.I. S.A., Argenpay S.A.U. and Fintech SGR.
Our shares have been publicly listed on the BYMA since November 1994 and on the NYSE since March 2006 and have been authorized to list on the MAE since October 2015.
Investment in property
In 2011 we acquired from the Government of the City of Buenos Aires a site located at Avenida Eduardo Madero No. 1180, in the City of Buenos Aires, for an aggregate original amount of Ps.110 million. We built our new corporate headquarters on this site, which was completed in 2019.

The building has an area of 53,300 square meters and, the total aggregate amount invested in the project was approximately U.S.$186 million at the applicable exchange rates at the end of the month as of the respective dates of such investments.
The new corporate tower was designed to take full advantage of natural light and maximize energy efficiency, while also using materials that do not adversely affect the environment. It was built in compliance with the Leed International Sustainability Standards of the “U.S. Green Building Council. For more information, see Item 4.D “
Property, plants and equipment.
”
B. Business Overview
We are one of the leading banks in Argentina. With the most extensive private-sector branch network in the country, we provide standard banking products and services to a nationwide customer base. We distinguish ourselves from our competitors given our strong financial position and our focus on low-
and middle-income individuals and PyMEs, generally located outside of the City of Buenos Aires. We believe this strategy offers significant opportunity for continued growth in our banking business. According to the Central Bank, as of June 30, 2021, we were ranked first in terms of branches, second in terms of equity and fourth in terms of total loans and total deposits among private banks in Argentina.
As of December 31, 2021, on a consolidated basis, we had:

•	Ps. 999,299.5 million (U.S.$ 9,725.5 million) in total assets;

•	Ps. 352,361.1 million (U.S.$ 3,429.3 million) in total loans and other financings;

•	Ps. 588,850.7 million (U.S.$ 5,730.9 million) in total deposits;

•	approximately, 4.3 million retail customers and 0.09 million corporate customers; and

•	approximately, 0.9 million customers with employee payroll accounts for private sector and provincial governments and 0.7 million retiree customers.
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
Our competitive strengths
We believe we are well positioned to benefit from opportunities created by the economic and business environment in Argentina. Our competitive strengths include the following:

•
Strong financial position
. As of December 31, 2021, we had excess of regulatory capital of Ps. 197,767 million. (36.1% capitalization ratio). Our excess capital is aimed at supporting growth, and consequently, a higher leverage of our balance sheet.

•	Strong shareholders’ equity . Our shareholders’ equity as of December 31, 2019, 2020 and 2021 was Ps. 217,948.9 million, Ps. 228,745.7 million and Ps. 239,637.4 million, respectively.

•
Strong presence in fast-growing target customer market
. We have achieved a leading position with
low-
and middle-income individuals and among PyMEs, generally located outside the City of Buenos Aires, which have been relatively underserved by the banking system. Based on our experience, this target market offers significant growth opportunities and a stable base of depositors.

•
High exposure to
export-led
growth
. Given the geographical location of the customers we target, we have acquired banks with a large number of branches outside of the City of Buenos Aires with the aim of completing our national coverage. Our focus is particularly on some export-oriented provinces. Most of these provinces engage in economic activities primarily concentrated in areas such as agriculture, mining, cargo transportation, edible oils, ranching and tourism, which have benefited from the export-driven growth in the Argentine economy.

•
Largest private-sector branch network in Argentina
. With 466 branches and 1,779ATMs as of December 31, 2021, we have the most extensive branch network among private-sector banks in Argentina. We consider our branch network to be our key distribution channel for marketing our products and services to our entire customer base with a personalized approach. In line with our strategy, approximately 94% of these branches are located outside of the City of Buenos Aires.

•
Loyal customer base
. We believe that our customers are loyal to us due to our presence in traditionally underserved markets and our
Plan Sueldo
payroll services. We have benefited from Argentine regulations that require all employees to maintain
Plan Sueldo
accounts for the direct deposit of their wages. In addition, we emphasize face-to-face
relationships with our customers and offer them personalized advice.

•
Exclusive financial agent for four Argentine provinces
. We perform financial agency services for the governments of the provinces of Salta, Jujuy, Misiones and Tucumán in northern Argentina. As a result, each provincial government’s bank accounts are held in our bank and we provide their employees with
Plan Sueldo
accounts, giving us access to substantial
low-cost
funding and a large number of loyal customers.

•
Strong and experienced management team and committed shareholders
. We are led by committed shareholders and a senior management team with large experience in the banking industry, who have transformed us in one of the strongest and largest banks in Argentina.

Our strategy
We are a bank committed to society and its development. We are present throughout Argentina with a business strategy focused on a variety of customer profiles. We work to improve the welfare, development and growth at every life-stages of people, companies and organizations through actions that promote financial accessibility by means of physical proximity, digitalization and technology, and financial inclusion via education and products specifically designed for vulnerable sectors, entrepreneurships and small and medium-sized enterprises.
Our main objective is to become a sustainable Bank, which respects human beings and the environment by means of a management based on ethics, respect for diversity and transparency.
Our competitive strengths position us to better participate in the future development of the Argentine financial system. We intend to continue enhancing our position as a leading Argentine bank. The key elements of our strategy include:

•
Focus on underserved markets with strong growth potential
. We intend to continue focusing on both
low-
and middle-income individuals and PyMEs, most of which have traditionally been underserved by the Argentine banking system and are generally located outside the City of Buenos Aires, where competition is relatively weaker and where we have achieved a leading presence. We believe that these markets offer attractive opportunities given the low penetration of banking services and limited competition.

•
Further develop branch network
. We seek to further expand our branch network management model and the development of the network by opening new branches, reinforcing local business opportunities and targeting support and sale points in accordance with the specific needs of our clients.

•	Further expand our customer base . We intend to continue growing our customer base, which is essential to increasing interest and fee-based revenues. To attract new customers, we intend to:

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

•
Expand
Plan Sueldo
payroll services. We will continue to actively market our
Plan Sueldo
payroll services, emphasizing the benefits of our extensive network for companies with nationwide or regional needs.

•	Strengthen our market share in credit cards by increasing promotional activity and benefits for clients.

•	Further expand the use of automatic channels both in customer acquisition and retail products, increasing operational efficiency.

•	Further expand the development of the customer service support, granting them different means to carry out financial transactions without time limits, in a total secure, simple and comfortable manner.

•	Grow our high-end customer base through our Selecta product suite.

•	Focus on our sustainability objectives . We intend to focus on our sustainability objectives in line with our business, in the fundamental areas of the Bank and further expand such initiatives.

•
Look for growth opportunities.
A key component of our strategy is the continuous search for growth opportunities, including potential acquisitions. We, at any time, may consider one or more potential acquisitions or similar transactions within the Argentine banking and financial sector, in different stages of evaluation, negotiation and/or revision processes. Any of them may be material considering it individually or collectively
.

We operate in accordance with our sustainability policy based on five business-related strategic pillars that affect all our clients, establishing a short-, medium- and long-term sustainability strategy. Our focus is on creating opportunities in each Argentina´s regions through the offering of quality financial products and services and responsible management of business impacts and risks.
Our strategic sustainability pillars are:

•
Financial inclusion and education: encouraging the use of banking products and accessibility, focused on lower income sectors and the financial education of all communities. To this end, we are focused on generating financial education products, services, tools and content, in order to educate banking-knowledgeable, critics, reflective and economically responsible citizens who can contribute to the Argentina’s economic growth. Our commitment consists of:

•	Promote bankization (the percentage of the population that uses banking service) and accessibility through the broad network of branches, annexes and ATMs.

•	Include lower-income sectors in the Bank’s value offering.

•	Create innovative products and services to encompass different customer profiles.

•	Develop financial education initiatives in all communities for all types of sectors and activities.

•	Direct and indirect environmental effect: encouraging the protection of the environment and society, both internally and in our value chain. Our commitment consists of:

•	Use natural resources efficiently.

•	Raise awareness among employees and customers, seeking an expansive awareness-effect throughout society.

•	Measure the institutional carbon footprint.

•	Responsibly manage technological waste, plastics and paper.

•	Develop an energy saving program.

•
Responsibility for the wellbeing and inclusion of people: aiming to improve the quality of life of individuals, we support the professional development of our staff and encourage diversity and inclusion. . Our commitment to this objective consists of:

•	Promoting the generation of local employment to drive the development of regional economies.

•	Empowering talent through a retention strategy and internal professional development.

•	Incorporating benefits for employees and their families.

•
Development of PyMEs and enterprises: accompanying our clients in the development of their businesses, offering customized products services and providing knowledge, advice and the best customer service.

•	Our commitment encompasses:Creating products and services tailored to the needs of SMEs and entrepreneurs.

•	Supporting their growth with training and advice.

•	Listening to customers through a customer service system of excellence.

•
Transparency in all our actions: in order to create a framework of trust and credibility for all our interest groups, in compliance with the main national and international transparency and management responsibility standards and best practices. Our commitment consists of:

•	Being accountable in a transparent and detailed manner to all of our audiences.

•	Having communication channels adapted to each profile.

•	Fighting against corruption, money laundering and financing of terrorism.

•	Adhering to and complying with the main standards and best practices of transparency and accountability in management at national and international level.

•	Developing tools and codes to respect ethics and good conduct in operations.
We also have been focusing our attention to develop good environmental, social and governance practices. In order to meet these objectives, on June 21, 2019, the Bank, together with other founding banks and banking associations as honorary witnesses, subscribed the Sustainable Finance Protocol. This sustainable business protocol represents a milestone for Argentina, as sustainability is placed at the center of the agenda to address the climate change problematic. The protocol comprises 4 strategies:

•	To place sustainability at the center of the agenda and in the top management of each of the financial entities;

•
To understand the importance of the social-environmental risk analysis of the projects undertaken and the loans granted by the banks, focusing on analyzing not only the repayment capacity but to understand how those projects influence and affect the society and environment;

•	To promote the creation of new products and services associated to the green or sustainable agenda; and

•	To generate education and training to develop and extend these concepts to the entire financial system.
Within this framework, the Bank has developed a Corporate Banking Credit Policy that encompass the analysis of less conventional risks, including environmental, labor, human rights and transparency aspects. In particular, some of the variables considered for analysis are the environmental impact management in regard to the handling of supplies, responsible use of natural resources, waste management, greenhouse gas emissions, publication of a Corporate Social Responsibility or Sustainability report, systematic development of private social investment with strategic alliances of civil society organizations with which the Bank works and measurement of the impact on the community, implementation of a Code of Conduct or Business Ethics, certifications related to sustainable management, actions with customers that have a positive social or environmental impact, products with social and environmental purposes and inclusive purchases from vulnerable sectors, among others.
In addition, the Bank seeks to expand access to credit for vulnerable sectors, focusing on financial products for profiles that are traditionally underserved, since we believe that true financial inclusion occurs when everyone can benefit from financial products and services according to their needs and circumstances. Among the inclusive products and services we offer, we would like to highlight the following:

•	Personal loan line for AUH beneficiaries;

•	Financing line for beneficiaries of ex gratia pensions (former Malvinas combatants, people with different capacities, etc.);

•	Actions with social impact focused on financial inclusion;

•	Lines for retirees and pensioners;

•	Personal loans and credit card access for informal customers, with no verifiable activity:

•	Mortgage loans to finance the acquisition or construction of wooden houses;

•
Programa Procrear (mortgage loans) in all its stages and Programa Procrear Joven. This segment includes SMEs, micro-enterprises and regional businesses, to whom the Bank seeks to offer products and services according to their profile, based on their size and the locality where they operate; and

•	Programa Naves, which is committed to SMEs and entrepreneurs, providing tools for the development of business plans, and rewards the best initiatives with financing.
In this way, the Bank applies its business for social and environmental purposes, contributing to sustainable development and sustainable finance as a local and global trend.
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
The table below reflects the number of retail customers broken down by category as of December 31, 2019, 2020 and 2021:

Retail Customers by category	2019	2020	2021
Open Market	1,844,412	2,249,120	2,362,901
Plan Sueldo (private and public sector)	867,322	894,727	945,212
Retirees	698,133	697,469	706,109
Professionals and business and others	292,937	286,421	298,661
Total Retail Customers	3,702,804	4,127,737	4,312,883
We offer our retail customers traditional banking products and services, such as savings and checking accounts, time deposits, credit and debit cards, consumer finance loans (including personal loans), mortgage loans, automobile loans, overdrafts, credit-related services, home and car insurance coverage, tax collection, utility payments, ATMs and money transfers.
Our retail customers provide us with a key source of funding as well as a significant interest and fee income. We believe that our large retail customer client base provides us with an excellent opportunity to expand the volume of our lending business. For example, as of December 31, 2021, only 14.8% of our retail customers currently have a personal loan from us and only 29% currently have a credit card. We believe there is strong potential to increase these percentages.
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
Accounts and account packages are the primary channels for cash deposits and are two of the main drivers of fee income. For this reason, we focus on the life cycle of the account packages, promoting loyalty measures and retention of our products. Account packages are growing year after year in terms of volume and quality. During the last few years, the offer was adapted in order to continue offering products and services according to the needs of each customer segment and category.
In 2020 we launched the Universal Free Account, aimed at people who did not have an account in the Financial System in order to encourage the financial inclusion of the unbanked. On the other hand, the Onboarding web was implemented to make it possible to register customers and open savings accounts on the web in simple steps.
Within the framework of the
COVID-19
pandemic, we had to implement a set of exceptional measures established by the Government through the Central Bank, such as the suspension of fees and charges for accounts and packages during the month of March 2020 and the suspension of fees for ATM transactions in the country until December 31, 2020, without any distinction between customers and non-customers
and the type of account on which the transaction is made.

Through Central Bank Communications “A” 6893 and “A” 7225, dollar savings accounts were implemented, so that customers who so decided could repatriate their funds held abroad. With Communication “A” 7384, the
Caja de Ahorro para Turistas
(Tourist Savings Bank) began to be offered.
We continued working to improve the value proposition, with the objective of becoming the main bank for its customers. The sustained growth year after year, both in volume and quality of the packages, attests to this effort. The number of retail accounts increased by 7% in 2019, by 11% in 2020 and by 4% in 2021.
Our “debit card” service is critical within the framework of our strategy to increase customer transactions by encouraging the use of accounts. Debit card services also help to develop account balances into transactional accounts, as deposits increase, thereby expanding our demand deposit base. In 2019 we incorporate contactless technology in the generation of 100% of the issuances, renewals and reprints of debit cards. We also increased the limits of extraction, purchase and transference in order to favor the use of automated channels to obtain cash. In the
COVID-19
pandemic framework, we extended the validity of debit cards so that customers could continue to make ATM withdrawals and not be forced to go to the branch. The number of debit cards we issued, grew 4%, 10% and 6% in 2019, 2020 and 2021, respectively.
The following table reflects the number of retail accounts and debit cards issued as of December 31, 2019, 2020 and 2021:

Product	2019	2020	2021
Savings
Total savings accounts	4,469,531	5,116,756	5,453,645
Open Market	1,950,655	2,460,278	2,694,988
Retirees	902,580	936,514	975,467
Plan Sueldo (private sector)	744,850	801,889	842,480
Plan Sueldo (public sector)	542,731	584,576	625,275
Professionals and business and others	328,715	333,499	315,435
Checking
Checking accounts	822,227	750,711	643,964
Electronic Account Access
Debit Cards	3,601,847	3,948,147	4,187,155
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
Towards the end of 2019, the Argentine government ordered the freezing of mortgage loan installments for first house (
primera vivienda
) (for amounts of up to 120,000 UVAs) applicable from September 2019 to January 2020. To return to the contractually agreed installment, the Argentine Central Bank implemented a gradual increasing system which was originally expected to be applied within 12 months in relation to the inflation index in the period in which the freezing applied.

This system was only applied for 2 months, since through Decree 319/2020 and subsequent provisions, the government ordered new freezes, expanding its scope to all UVA first house mortgage loans.
The Decree 319/2020 of March 29, 2020, established a freeze from April to September 30, 2020, on the value of installments on mortgage loans for single-family homes and pledge loans adjusted by UVAs. The Decree was later extended by Decree 767/20 dated September 25, 2020, and as a result, the monthly value of installments in Pesos of loans granted in UVA will remain unchanged until February 2021 with respect to March 2020 values. The differentials surged from the differences between the contractual installments and the installments resulting from the freeze established in Decrees No. 319/2020 and 767/2020 shall be refinanced in order to be paid at the end of the life of the loan, unless otherwise explicitly indicated by the debtor.
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
By means of Communication “A” 7044 and 7107 of June 18, 2020, and September 17, 2020, respectively, the Central Bank established that the incorporation of unpaid installments at the end of the life of the credit was extended to maturities. Currently, these standards are no longer effect.
In the case of financings from financial institutions under the credit card regime, maturities of account statements that occurred between the 1 st
and 12
th
of April 2020 could be cancelled by customers on April 13, 2020, for the same amount of the statement and without any surcharge.
According to Central Bank’s Communication “A” 6964 dated April 10, 2020, financial institutions were required to automatically refinance unpaid credit card balances for a one-year
term with a three-month grace period, on nine equal and consecutive monthly installments and an annual nominal rate of 43%. By means of Communication “A” 7095, the Central Bank extended the treatment to unpaid balances due from September 1, 2020, to September 30, 2020, except that accrued compensatory interest may not exceed an annual nominal rate of 40%.
In 2021, the retail banking business model was consolidated with a diversified loan portfolio, retaining market share in consumer products and leadership in personal loans.
Different actions were carried out, deploying tools that allowed multiplying credit offers. Among them, we developed a loan offer for all socioeconomic levels, making the requirements more flexible with improvements in the credit evaluation tools. On the other hand, we have been able to provide special financing alternatives for those who had to face the restructuring of their debts due to non-payment
of installments during the pandemic.
During 2021, we launched a new indirect sales channel, “Rapicompra”, which allowed us to finance products at the point of sale. It was also added the possibility of approaching credit products in a completely digital way thanks to the sale of loans to non-digital
customers, with security measures that allow validating the identity with certainty.
To complete the acquisition offer, “
Adelanto Tasa
0%” was launched, which is a
12-month
benefit for customers who decide to collect their private salary at the Bank. The plan offers the possibility of modifying the amount of the loan by contracting it at the ATM.
During 2021, we improved our positioning in the Pensioners segment. To this end, 13 new branches were set up as ANSES payment agencies and exclusive benefits were extended, increasing the percentage and reimbursement ceiling for purchases in pharmacies and adding to the offer items such as opticians’ shops and breakfasts.

During 2021, we launched the campaign “
Jubilate con Macro
” (Retire with Macro), aimed at customers who are about to retire and retirees and pensioners who receive their pension payments in another bank, reaching more than 50 thousand potential customers. The first internal referral campaign for employees’ relatives was also carried out, and for those people who are part of the
Plan Sueldo
and are about to retire, they are given the option of collecting their pension benefits in the Bank maintaining the same benefits of the bonus package according to the agreement.
In spite of the growing competition in offers and benefits aimed at
Plan Sueldo
customers from our competitors, we have managed to maintain our market share, keeping the fourth position in the number of
Plan Sueldo
customers. For this purpose, we carried out several actions to approach current and potential customers through different channels: launching of commercial and mass communication campaigns, incorporation of new benefits and incentives and distribution of merchandising to the branches of the network for their use in commercial actions of attraction, loyalty, retention and relationship with the companies and
Plan Sueldo
capitals.
In addition, the implementation of a new line of credit to finance the purchase of products or services directly at the points of sale, through a wide network of stores with agreements, the development of small loans or personal loans through agreements with municipalities, so that people with a low level of banking access can have access to the benefits of the system, and the implementation of a product that allows having a salary advance at 0% rate for a segment of customers, with differential conditions, were also highlighted.
As of December 31, 2019, 2020 and 2021, our consumer loan portfolio (without considering other financings) was as follows:

	Consumer loan portfolio (as of December 31, of each year)
	(in millions of Pesos and as percentage of consumer loan portfolio)
	2019 (1)		2020 (1)		2021
Overdraft	1,278.8	0.5%	1,133.7	0.5%	625.4	0.3%
Documents	3,161.5	1.3%	4,029.8	1.7%	4,608.9	2.0%
Mortgage and pledge	33,400.8	13.9%	29,989.5	12.4%	27,980.0	12.3%
Credit Card	83,567.2	34.8%	93,855.2	38.9%	91,929.9	40.6%
Personal loans	116,798.0	48.6%	105,989.2	43.9%	97,747.6	43.1%
Others	2,056.7	0.9%	6,312.4	2.6%	3,739.6	1.7%
Total	240,263.0	100.0%	241,309.8	100.0%	226,631.4	100.0%

(1)	Figures stated in millions of Pesos in terms of purchasing power of Pesos as of December 31, 2021.
As of December 31, 2021, personal loans, which comprise the largest share of our consumer loan portfolio, carried an annual average nominal interest rate of 56% and an average maturity of 40 months. Interest rates and maturities vary across products.
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
In order to increase the
Plan Sueldo
´s portfolio, in 2021 we focused on incorporating new clients from the private sector and provinces where the Bank does not act as a financial agent, while working to consolidate the relationship with existing clients.

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
The corporate business is focused on classification by size and sector. We have four categories for our corporate customers: (1) small companies, which register up to Ps.1,000 million in sales per year;
(2) medium-sized
and large companies, which register more than Ps.1,000 million and less than Ps.3,000 million in sales per year; (3) agricultural companies, which include individuals and companies who operate in agriculture or in the commerce of agricultural products; and (4) corporate companies which register more than Ps.3,000 million in sales per year.
The following table reflects our portfolio breakdown, broken down by category as of December 31, 2019, 2020 and 2021:

Portfolio conformation	2019	2020	2021
Corporate companies	56%	31%	16%
Medium sized companies	16%	20%	28%
PyMEs	7%	21%	22%
Microenterprises	2%	3%	4%
Agricultural companies	18%	25%	30%
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
Our corporate customer base also acts as a source of demand for our excess liquidity through overnight and short-term loans to large corporate customers. See Item 5.B “
Operating and Financial Review and Prospects—Liquidity and Capital Resources
”.
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
In 2019, we developed the “
Encuesta de Experiencia del Cliente Pyme
” (PyME’s Experience Survey) to provide support and advice regarding our transactional and foreign trade financing. Moreover, we granted “
Sociedades por Acciones Simplificadas
” (simplified joint-stock companies, “SAS”, for its Spanish acronym) a tailored value proposition and a special credit limit from the moment of its creation.
We contributed to the growth and development of PyMEs through the development of the “Naves” program throughout the country. Such program provides with management tools for building business plans and innovative projects.
Furthermore, we provided specialized assistance via two programs: “
Alumbra tus ganas de emprender
” Program, which offers support and assistance through training, guidance, and financial and business advice, and “
Cuentas Sanas
” Program, which grants financial education to PyMEs’ employees.
As regards Megra (Medium and Large Sized Companies), we have developed actions aimed at incorporating suppliers and small producers to achieve integration of the value chain and boost their business.
Additionally, we focused on increasing the
Plan Sueldo
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
As highlighted, we implemented the “
Programa de desarrollo para el Agro
” (Development Program for Agro), which gives customers information to decide, contacts to strengthen and financing to invest.

In terms of the financing of the productive sector, we continued offering what we believe is the best services for the different areas of the agricultural, industrial and commercial sectors. Some of the solutions we provide are: bonus lines to aid companies in financing their semiannual installments, credit programs to boost and sustain regional activities, commercial agreements with the “
Consejo Federal de Inversiones
” (Federal Investment Council) to act as a financial agent in the granting of loans at special rates in Pesos and U.S. dollars.
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
To mitigate the impact of the pandemic on micro, small and
medium-sized
enterprise customers, we granted more than Ps.70,000 million (not restated) in loans at reduced rates in line with the credit policies established by the Central Bank. This positioned us as the No. 1 private entity in amounts granted to micro, small and medium-sized
enterprises.
To preserve the level of employment, since the beginning of the pandemic we granted 1,300 loans to companies that benefited from the Emergency Assistance Programme for Work and Production (ATP) of the National Ministry of Productive Development, in an aggregate amount of Ps.800 million (not restated) for the payment of salaries. In turn, we granted 60,000 grants for Ps.6,500 million (not restated) in zero-rate
loans to taxpayers under the simplified tax regime, self-employed workers and people involved in culture.
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
Regarding
Megra
Banking, the pandemic challenged us to strengthen contact with our customers by initiating early on the modality of virtual meetings (Zoom, Teams, etc.) and communication via chat between account officers and customers. These alternative channels allowed us to maintain proximity quickly and efficiently to ensure and facilitate ours operations. We also held virtual seminars on regulatory changes in foreign trade so that our customers could operate with greater security and knowledge.
Regarding Corporate Banking, we focused this year on increasing the number of deposits (especially demand deposits) and, in cash management operations, incorporating eCheq and digital means of collection. During the pandemic, we financed corporate customers in the health sector with a 24% line of credit in order to cope with the economic situation in the context of the pandemic.
At the beginning of 2020, the Agricultural segment looked promising in view of rising stocks and record harvests. The unfavorable macroeconomic context, coupled with a year with a severe water deficit, led to significant changes in the production decisions of these customers.
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

In 2021, as regards to SMEs and Micro-enterprises, we promoted self-management from digital channels, expanded additional personalized attention on the web page, and implemented a new automatic rating renewal process, which included the extension of limits and the relaxation of requirements for credit evaluations. Special financing lines were also offered for working capital, productive investment, and salary payments.
As for Corporate Banking, it generated integral proposals and transactional solutions to improve the productive capacity of its clients and help them grow. Thanks to an alliance with FINOVA, a strategic supplier, we have been able to provide capital financing solutions for suppliers of corporate clients and achieve the financial inclusion of sectors with low or no sophistication.
In 2021, in terms of Agribusiness Banking, overcoming the challenges of the sanitary emergency, we conducted field visits and face-to-face
and virtual business rounds with producers (customers and
non-customers)
from all over the country. In addition, we enhanced the agricultural value chain through contact with companies selling inputs, seeds and capital goods to provide customers with an exclusive digital solution that allowed them to obtain the best cash prices and to finance the purchase at harvest. We also supported our customers with special financing lines for the payment of salaries and to meet working capital needs according to commodity crop cycles and regional productions. We increased the amounts of assistance to qualified customers, in order to meet the needs of producers, and we expanded our offer with dollar-
linked
fixed terms and mutual funds, among others.
With regard to the evolution of the commercial portfolio, in 2021 there was an increase in nominal terms in financing to small businesses of 40.1%, to the Agricultural segment of 54.6% and to
Megra
banking of 77.5% compared to the end of the previous year.
As of December 31, 2019, 2020 and 2021, our commercial loan portfolio (without considering other financings) was as follows:

	Commercial loan portfolio (1) (as of December 31, of each year)
	(in millions of Pesos and as percentage of commercial loan portfolio)
	2019 (2)		2020 (2)		2021
Overdraft	88,429.7	39.9%	25,051.9	15.7%	22.857,74	17.1%
Documents	37,796.9	17.1%	35,437.2	22.3%	34.225,06	25.6%
Mortgage and pledge	17,312.8	7.8%	13,373.8	8.4%	21.269,25	15.9%
Consumer loans (3)	3,060.2	1.4%	3,346.7	2.1%	4.208,53	3.2%
Other loans	74,905.4	33.8%	82,045.7	51.5%	50.920,33	38.2%
Total Commercial Loans	221,505.0	100.0%	159,255.3	100.0%	133.480,91	100.0%

(1)
Including loans to micro credit institutions and commercial loans that, for the regulatory consolidated statements of debtors, was included as consumer portfolio following the criteria described in “Argentine Banking Regulation—Credit Portfolio.”

(2)	Figures stated in millions of Pesos in terms of purchasing power of Pesos as of December 31, 2021.
(3)	Includes credit card loans and personal loans.
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
Collection services.
Our collection services include cash or check deposits at our 466 branches, automatic and direct debits from checking or savings accounts and the transportation of funds collected from corporate customers to our branches for deposit. Our extensive branch network enables us to offer fast and efficient collection services throughout Argentina, which is of critical importance to both regional and nationwide companies.
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
Payroll services.
We provide payroll services to four provinces and to the private sector. See “
Our products and services—Retail customers
”.
Our distribution network
As of December 31, 2021, we had the largest private sector branch network in the country, with 466 branches spread throughout Argentina. In particular, in line with our strategy of expanding nationally, we have extensive coverage in the Argentine provinces with 94% of our branches located outside the City of Buenos Aires. Furthermore, as of December 31, 2021, we had 1,779 ATMs, 955 self-service terminals (“SSTs”) and several service points used for social security benefit payments and servicing of checking and savings accounts and internet home banking service (“Home Banking”). The following table breaks down the distribution of our branches per province as of December 31, 2021:

	As of December 31, 2021
Province	Branches	% of total
City of Buenos Aires	28	6.0%
Buenos Aires (Province)	67	14.4%
Catamarca	1	0.2%
Chaco	2	0.4%
Chubut	6	1.3%
Cordoba	70	15.0%
Corrientes	4	0.9%
Entre Rios	10	2.2%
Formosa	0	0.0%
Jujuy	18	3.9%
La Pampa	2	0.4%
La Rioja	2	0.4%
Mendoza	15	3.2%
Misiones	36	7.8%
Neuquén	5	1.1%
Rio Negro	6	1.3%
Salta	37	8.0%
San Juan	1	0.2%
San Luis	2	0.4%
Santa Cruz	2	0.4%
Santa Fe	105	22.5%
Santiago del Estero	2	0.4%
Tierra del Fuego	2	0.4%
Tucuman	43	9.2%
TOTAL	466	100.0%
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

In 2020, a year characterized by the fight against
COVID-19
pandemic, we were able to adapt our way of working and provide our customers with all the tools they needed to continue to operate without putting their health at risk and considering all governmental recommendations in such a respect. We strengthened our website with a range of tools and means of communications to encourage online transactions, avoid crowds and keep our customers updated.
In a pandemic context, our infrastructure was adapted and an appointment system for branch service was implemented. Based on the appointment system, we have been able to anticipate customer service and provide digital tools to resolve customer concerns or transactions without the need to go to the branch.
In 2020, the
COVID-19
pandemic led us to shift more than 2,100 employees to work from their homes. To make this feasible, we have them the necessary tools to access our cloud-based information and to communicate through video conferencing platforms.
In 2021, we continued with the implementation of the new Customer Service Model in more than 200 branches to enable the self-management of after-sales transactions. The new customer service model contemplates a digital experience assisted by an educator who acts when required.
We continue to advance in the implementation of digital solutions, incorporating operations and services to provide a better experience to customers in all segments, both for their self-management and remote virtual operations, as well as to simplify their face-to-face
operations. In 2021, we seek to offer new self-management functionalities through Simple Operations in the Bank’s portal. Our goal is to position ourselves with the best offer in digital services and promote a channel migration strategy focused on the best experience for our customers.
In 2021 the amount transacted through automatic channels increased by 3% compared to 2020, mainly due to greater use of internet banking and mobile banking. The increase in transactions made through automatic channels has two benefits: it simplifies and easer customers’ operations and, at the same time, reduces operational tasks in the branches.
We have ATMs that operate independently of the branch and offer money extraction service and balances consultation, among other operations. In 2021, we carried out an ambitious project to renew and expand our ATM fleet, which included the installation of 336 ATMs and the updating and upgrading of another 354. This investment increased the number of operational terminals by 13%. As of December 31, 2021, we had a total of 1,779 ATMs, 657 of which allow us to receive cash deposits with immediate credit, which represents one of the most extensive networks in the country. Of the total, 1,650 ATMs have hearing support and voice guidance so that they can be operated by visually impaired people. All this has placed us in a leading position as to service quality, which is particularly important given the number and geographical dispersion of our ATMs.
Furthermore, we continued strengthening and updating the technology offered at our ATMs, maintaining strict standards of security, quality of service and availability in the ATM network. In 2021, the average monthly amount transacted through ATMs increased by 52% compared to 2020.
We have 955 SSTs terminals distributed in our branch network across Argentina, offering an ample variety of operations, including the possibility of making deposits twenty-four hours a day, every day, all year long. In 2021, almost 8 million transactions were carried out in SSTs, with an average monthly amount traded of approximately Ps. 50.000 million. In 2021, the amount transacted through SSTs increased by 35% compared to 2020.
As part of the plan to reduce branch tasks, in 2021 we continued to expand the network of terminals with intelligent functionality that incorporate intelligent check deposit. In this way, customers can perform transactions in a more agile manner eliminating waiting times at branches. In 2021, we reached a total of 219 smart self-service terminals installed in 153 branches throughout the country, in which an average of approximately 185,000 transactions were carried out monthly.
Regarding
Home Banking
, we have implemented a collections service for companies offering the following benefits: security (no cash or checks are transported to the branch), practicality (easy and safe, backup of receipts in a PDF file, possibility to review the history of payments and receipts), accessibility (from any computer) and no additional cost. We also use Home Banking to inform our retail customers about the possibility of getting a personal loan, the amount available and how to apply for it. During 2019, we launched the new Business Home Banking, through which we generated a substantial change in the way of operating of our corporate customers interact with us, based on the pillars of security, self-management and transactionality. In 2020, we added certain functionalities to our
Home
Banking in order to facilitate the user experience, and completed the migration of all stages of the new Business Internet Banking (
Banca Internet Empresas e individuos).
Nowadays, customers can operate consultative and transactional modules, through administrators and operators who are fully compliant with the established powers. For example, payroll, supplier and foreign trade payments are now available, enabling us to provide a fully digital solution.

Our
Macro Banca Móvil
channel has developed significantly in the last years. In line with the characteristics of the users and the technological trends supporting the development of the service, the
Macro Banca Móvil
application is available in the main virtual stores of the principal operating systems. Over the last few years, we continue to work on new functionalities that generate value for clients: U.S. dollar purchase and sale transactions, transfers to new accounts, point checking and redemptions under our
Macro Premia
rewards program, and UVA loans detailed enquiries.
The amount transacted through
Home Banking
and
Macro Banca Móvil
increased by 31% in 2021.
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
Additionally, as a result of the Divestment Process, on February 26, 2018, we entered into several agreements with Prisma pursuant to which (i) the processing for Visa (credit and debit) and American Express, was agreed for a term of five years, starting as from the completion of the first stage of the Divestment Process and (ii) a non-compete
agreement was signed for a five year term, starting as from the completion of the first stage of the Divestment Process in connection with the acquisition rights of Prisma, which will automatically lose effect the day in which the remaining 49% of the share capital of Prisma is transferred.
On October 1, 2021, Banco Macro, together with the other class B shareholders of Prisma, sent the notice of exercise of the put option and thus initiated the procedure for the sale of the remaining 49% of the share capital and votes of Prisma to AI ZENITH (Netherlands) B.V. (a company related to Advent International Global Private Equity). On March 18, 2022, Banco Macro informed that the transfer of all of its remaining shareholding in Prisma in favor of AI ZENITH (Netherlands) B.V. representing 4.4941% of Prisma’s capital stock and votes was completed.
For more information, please see note 12 to our audited consolidated financial statements as of December 31, 2021 and 2020.
Risk management policies
To comply with the “Risk Management Guidelines for Financial Institutions” set forth under Communication “A” 5203, as amended, we have adopted various measures at our organizational structure level and have implemented procedures to ensure the establishment of an independent risk management process.
Our Board of Directors created a Risk Management Committee (the “Risk Management Committee”) and appointed a Risk Management Manager and made them responsible for coordinating the application of risk management policies and the relevant responsible officers. For more information, see Item 6.C “
Board Practices
”.
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

The Risk Management Department is in charge of Financial Risk, Credit Risk and Operational and Technology Risk areas. The primary procedures developed by the Risk Management Department are:

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
Also, the market liquidity risk is understood as the risk that a position cannot be offset or unwound at the market price due to:

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
In the event of a liquidity crisis, our management contemplates different actions within its contingency plan, such as: financing through interbank calls or borrowings against Central Bank ; cash sale of securities portfolio; restriction in the granting of loans and increase in deposit rates in order to capture a greater volume of deposits. For more information, see note 52.2 to our audited consolidated financial statements as of December 31, 2021, and 2020.

Market risk
Market risk is defined as the possibility of suffering losses in our on and off-balance
sheet positions as a result of adverse fluctuations in the market price of various assets.
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
The risks to which the investment portfolios are exposed are monitored through Montecarlo “Value at Risk” (VaR) simulation techniques. We apply the VaR methodology to calculate the market risk of the main positions taken and the maximum expected loss based on a series of assumptions for a variety of changes in market conditions. For more information see note 52.3 to our audited consolidated financial statements as of December 31, 2021 and 2020.
Interest rate risk
Interest rate risk is the potential for changes in our financial condition resulting from adverse fluctuations in interest rates, which could have an adverse effect on capital or earnings.
Within the framework of interest rate risk management, we have a series of policies, procedures and internal controls that allow us to monitor the variation of the net present value of assets, liabilities and off-balance
sheet items under certain scenarios of disturbance and stress in interest rates risk through Montecarlo simulations. For more information see note 52.4 to our audited consolidated financial statements as of December 31, 2021 and 2020.
Foreign currency exchange risk
We are exposed to fluctuations in foreign currency exchange rates prevailing in our financial position and cash flows. The largest portion of our foreign currency assets and liabilities are denominated in U.S. dollars.
The foreign currency position is composed by assets and liabilities expressed in Pesos, at the exchange rate as of the closure of the indicated dates. The open position of an institution is composed by assets, liabilities, off-balance-sheet
accounts denominated in the foreign currency in which the institution assumes the risk. Any devaluation or revaluation of those currencies affects the income statement.
Our open position as of December 31, 2021, stated in Pesos by currency, is disclosed in note 27 “Foreign currency amounts” to our audited consolidated financial statements as of December 31, 2021, and 2020.
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
Credit risk assessment for retail customers includes the use of risk applications based on scoring methods related to an acceptable arrears level. There is also a mass-scale and centralized qualification process for clients and credit prequalification models for the assessment of potential customers from different sales campaigns.
For the assessment of Corporate Banking customers, we feature different methods involving several responsible levels and which become more complex according to the magnitude of the transactions, as to amounts and type of assistance, weighted by terms and existing coverage.
Various credit committees, composed of members of the business and risk areas are responsible for reviewing and determining whether to approve certain loans, depending upon relevant market targeted and the amount involved. These include a senior credit committee, a junior credit committee, credit committees by customer’s categories, and credit committees by region. The senior credit committee consists of members of our Board of Directors and senior management and considers loan proposals in excess of Ps.300 million.
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
In addition, we have a procedure that establishes the guidelines to prepare risk self-assessments and, in the cases of risks exceeding the tolerance limits admitted, guidelines to establish risk indicators and action plans.
The Comprehensive Risk Management Department produces and sends periodic reports to the Board of Directors, the Risk Management Committee and the Senior Management. Based on these reports, the results of the monitoring of the management of the main risks to which we are exposed are made known. Each report contains information on risk measurement, its evolution, trends, main exposures, control of main limits and the level of capital required by type of risk.

For more information on risk management processes see note 52 “Capital management, Corporate Governance Transparency Policy and Risk management” to our audited consolidated financial statements as of December 31, 2021 and 2020.
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
Competitive landscape
We are ranked as the fourth private bank and sixth overall in Argentina in terms of total loans and total deposits as of June 30, 2021. In terms of equity, we are ranked as the second private bank and the third bank overall in Argentina as of June 30, 2021.
Below are the rankings of banks across these metrics, figures were prepared based on Central Bank methodology:

Total Loans (June 30, 2021)

		Ps. Million	Market Share
1	Banco de la Nación Argentina (1)	733,636	18%
2	Banco Santander Rio S.A.	460,766	11%
3	Banco de Galicia y Buenos Aires S.A.U.	443,640	11%
4	Banco de la Provincia de Buenos Aires (1)	337,870	8%
5	Banco BBVA Argentina S.A.	284,881	7%
6	Banco Macro S.A.	270,981	7%
7	Banco de la Ciudad de Buenos Aires	150,443	4%
8	Industrial and Commercial Bank of China (Argentina) S.A.	137,455	3%
9	HSBC Bank Argentina S.A.	136,466	3%
10	Banco Patagonia S.A.	113,630	3%
	Remainder of the Financial System	976,745	24%
	Total Financial System	4,046,513	100%
Source: Central Bank. Figures were prepared based on Central Bank methodology.

(1)	Public sector banks.
Total Deposits (June 30, 2021)

		Ps. Million	Market Share
1	Banco de la Nación Argentina (1)	2,029,218	20%
2	Banco de la Provincia de Buenos Aires (1)	1,009,801	10%
3	Banco Santander Rio S.A.	885,761	9%
4	Banco de Galicia y Buenos Aires S.A.U.	876,774	9%
5	Banco BBVA Frances S.A.	607,625	6%
6	Banco Macro S.A.	489,900	5%
7	Banco Credicoop Limitado	416,147	4%
8	Banco de la Ciudad de Buenos Aires	356,739	4%
9	HSBC Bank Argentina S.A.	350,087	4%
10	Banco Patagonia S.A.	294,625	3%
	Remainder of the Financial System	2,582,771	26%
	Total Financial System	9,899,447	100%

Source: Central Bank. Figures were prepared based on Central Bank methodology.

(1)	Public sector banks.
Equity (June 30, 2021)

		Ps. Million	Market Share
1	Banco de la Nación Argentina (1)	365,631	17%
2	Banco de Galicia y Buenos Aires S.A.U.	195,310	9%
3	Banco Macro S.A.	182,495	9%
4	Banco Santander Rio S.A.	149,982	7%
5	Banco BBVA Argentina S.A.	130,266	6%
6	Banco de la Provincia de Buenos Aires (1)	129,116	6%
7	Citibank, N.A. (Argentine Branch)	109,671	5%
8	Banco Credicoop Limitado	97,021	5%
9	Industrial and Commercial Bank of China (Argentina) S.A.C	77,246	4%
10	HSBC Bank Argentina S.A.	76,625	4%
	Remainder of the Financial System	625,953	29%
	Total Financial System	2,139,316	100%
Source: Central Bank. Figures were prepared based on Central Bank methodology.

(1)	Public sector banks.
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

	As of June 30, 2021
	Banking system		Banco Macro		Market Share (% share of total of branches in
Province	Branches	% of total	Branches	% of total	each province)
City of Buenos Aires	813	17.7%	28	6.0%	3.4%
Buenos Aires (Province)	1,488	32.5%	67	14.4%	4.5%
Catamarca	21	0.5%	1	0.2%	4.8%
Chaco	68	1.5%	2	0.4%	2.9%
Chubut	73	1.6%	6	1.3%	8.2%
Cordoba	459	10.0%	70	15.1%	15.3%
Corrientes	82	1.8%	4	0.9%	4.9%
Entre Rios	130	2.8%	10	2.2%	7.7%
Formosa	29	0.6%	0	0.0%	0.0%
Jujuy	36	0.8%	17	3.7%	47.2%
La Pampa	74	1.6%	2	0.4%	2.7%
La Rioja	28	0.6%	2	0.4%	7.1%
Mendoza	174	3.8%	15	3.2%	8.6%
Misiones	67	1.5%	36	7.8%	53.7%
Neuquén	87	1.9%	5	1.1%	5.7%
Rio Negro	81	1.8%	6	1.3%	7.4%
Salta	72	1.6%	37	8.0%	51.4%
San Juan	39	0.9%	1	0.2%	2.6%
San Luis	47	1.0%	2	0.4%	4.3%
Santa Cruz	52	1.1%	2	0.4%	3.8%

	As of June 30, 2021
	Banking system		Banco Macro		Market Share (% share of total of branches in
Province	Branches	% of total	Branches	% of total	each province)
Santa Fe	483	10.5%	105	22.6%	21.7%
Santiago del Estero	57	1.2%	2	0.4%	3.5%
Tierra del Fuego	26	0.6%	2	0.4%	7.7%
Tucuman	98	2.1%	42	9.1%	42.9%
TOTAL	4,584	100%	464	100.0%	10.1%
Source: Central Bank.
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
Furthermore, according to the rules regarding
“Complementary Services of the Financial Entities and Allowed Activities
”, as amended
commercial banks are authorized to operate in local or foreign companies that have one or two of the exclusive corporate purposes listed in section 2.2 of Communication “A” 5700 as amended by Communication “A” 6342, in which the commercial bank’s interest either exceeds 12.5% of such companies’ voting stock or allows the commercial bank to control a majority of votes at a shareholders’ or board of directors’ meeting. The financial entities shall give notice to the Superintendency if the corporate purposes of such companies include any of the corporate purposes listed in section 2.2 of that rule.
Under Central Bank Rules regarding to “Financial Entities Minimum Capital”, the holdings of a commercial bank in the capital stock of third parties, including participations in mutual funds, shall not exceed 60% of the Computable Equity Liability (“
RPC
”¸ as per its acronym in Spanish) of such commercial bank. In addition, the total amount of a commercial bank’s holdings, considered as a whole, in (i) unlisted shares, excluding holdings in companies that provide complementary services to the financial activity and holdings in state-owned companies that provide public services, (ii) listed shares and mutual fund shares that do not trigger minimum capital requirements on a market risk bases, and (iii) publicly traded shares that do not have a “market price available to the general public,” is limited to 15% of such commercial bank’s RPC. For this purpose, a given market price of the shares is considered to be “available to the general public” when market rates that measure the daily volume of significant transactions are available, and the sale of such shares held by such bank would not materially affect the share price.
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

Category	Banks	Other Entities (*)
I and II	Ps.26 million	Ps.12 million
III to VI	Ps.15 million	Ps.8 million

(*)	Except credit entities.
As from April 1, 2022, the basic minimum capital requirement to be observed by financial institutions will be as follows:

Banks	Other financial institutions (Except Cooperative Credit Unions)
500	Ps.230 million

Likewise, financial entities in operation as of April 1, 2022, must comply with the basic capital requirement set forth in the table above as of March 31, 2024. Until that date, such operating entities will be required to apply the requirements arising from the following table, according to the period in question:

Period	Banks	Other financial institutions (Except Cooperative Credit Unions)
4.1.22 to 3.31.23	Ps170 million	Ps.80 million
4.1.23 to 3.30.24	Ps.300 million	Ps.140 million
Financial institutions in operation as of April 1, 2022, that do not comply with the integration of the basic capital requirement as foreseen, must submit to the Superintendency of Financial and Exchange Institutions a compliance program within 20 calendar days following the closing of the period in which such deficiency is recorded, which must not exceed June 30, 2024, in order to comply with the basic requirement.
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
Concepts deductible from COn1 include, among other things: (a) positive balances resulting from the application of income tax withholdings above 10% of the previous months of basic net worth and balances in favor from deferred tax assets; (b) deposits maintained in a corresponding account with a foreign financial institutions that are not rated as “investment grade,” (c) debt securities not held by the relevant financial institutions, except in the case of securities registered by or in custody of the Central Bank (CRYL), Caja de Valores S.A., or Clearstream, Euroclear and the Depository Trust Company, (d) securities issued by foreign governments whose credit rating is at least ‘investment grade’ according to Communication “A” 5671; (e) subordinated debt instruments issued by other financial institutions; (f) shareholders; (g) real property added to the assets of the financial entity and with respect to which the title deed is not duly recorded at the pertinent Argentine real property registry, except where such assets shall have been acquired in a court-ordered auction sale; (h) intangible assets; (i) items pending allocation, debtor balances and other; (j) certain assets, as required by the Superintendency resulting from differences between carry amount and the fair value of assets or actions taken to distort or disguise the true nature or scope of operations; (k) those required by the Superintendency; (l) any deficiency relating to the minimum loan loss provisions required by the Superintendency; (m) equity interests in companies that have the following activities: (i) financial assistance through leasing or factoring agreements, (ii) transitory equity acquisitions in other companies in order to further their development to the extent the ultimate purpose is selling such interest after development is accomplished, and (iii) credit, debit and similar cards emissions; (n) the excess to the limits set forth for secured assets on Section 3 of the rules on “Affectation of Secured Assets” (o) the highest balance of that month’s financial assistance granted during the month, where the advance payments set forth in Section 3.2.5 of the rules on “Lending to the non-financial
public sector” surpass the authorized limit and/or are not settled within the terms established therein; (p) income from sales relating to securitization transactions, as applicable, pursuant to the provisions of Sections 3.1.4., 3.1.5.1. and 3.1.5.2., and from portfolio sales or assignments with recourse. This deduction can be applied as long as the credit risk still persists and to the extent in which the capital requirement for the underlying exposures or the sold or assigned portfolio with recourse is maintained; (q) in the case of liabilities from derivatives accounted for at fair value, unrealized gains or losses due to changes in the financial institution’s credit risk will be deductible. The deduction will be limited to the financial institution’s own credit risk adjustments only plus or minus, as the case may be); such adjustments may not be offset against adjustments for counterpart risk; (r) equity interests in financial institutions subject to consolidated oversight, except where not permitted due to the existence of deductible amounts; or in the case of foreign financial institutions. In these cases, the deductions will be the net amount of the allowance for impairment and, when controlled financial institutions subject to the provisions of Section 8.2.1.6., item iii) are involved, the deductions will be 50% of the net amount of profits derived by these entities on a proportional basis to their respective interests.
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
Deductible concepts applied to the different capital levels

i)
Investments in computable instruments under the financial entity’s RPC not subject to consolidated supervision when the entity owns up to 10% of the issuer’s ordinary capital according to the following criteria: (i) investments include direct, indirect or synthetic interests; (ii) investments include the acquired net position; (iii) securities issued are placed within five (5) business days; and (iv) the investments in capital instruments that do not satisfy the criteria to be classified as COn1 (Common Equity Tier 1), AT1 (Additional Equity Tier 1) or NWc (Complementary Net Worth) of the financial institution shall be regarded as COn1 –common equity shares, for the purposes of this regulatory adjustment. If the aggregate amount of these interests in the capital of financial institutions, companies providing services supplementary to the financial industry and insurance companies—which individually represent less than 10% of the COn1 of each issuer—exceeds 10% of the COn1 of the financial institution, net of applicable deductions, the amount over such 10% shall be deducted from each capital tier in accordance with the following method: i) Amount to be deducted from COn1: aggregate excess amount over 10% multiplied by the proportion represented by the COn1 holdings over the aggregate equity interests; ii) Amount to be deducted from CAn1: aggregate excess amount over 10% multiplied by the proportion represented by the CAn1 over the aggregate equity interests. iii) Amount to be deducted from NWc: aggregate excess amount over 10% multiplied by the proportion represented by the NWc holdings over the aggregate equity interest. If the financial institution does not have enough capital to make the deduction pertaining to a particular capital tier, the remaining amount shall be deducted from the next higher level. Amounts below the threshold, which are not deducted, are weighted based upon the risk or are taken into account in the calculation of the market risk requirement, as applicable.

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
RWA: risk weighted assets
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
Communication “A” 7143, as amended from time to time, provides guidelines for the calculation of economic capital, depending on the type of financial entity. Entities considered within Group A pursuant to Central Bank rules shall use their internal models to quantify the needs of economic capital with relation to its risk profile. Conversely, Group B or C entities may opt for a simplified calculation methodology. Such option must be approved by the board of directors of such entity.
Group B or C entities which have opted for the simplified methodology shall apply the following expression:
EC = (1.05 x MC) + max [0; U EVE – 15 % x bNW)]
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
Such regulations provides that the payment of dividends (other than dividends on common shares), the acquisition of treasury shares, the payment on other tier 1 equity instruments (as determined in accordance with the provisions set forth in the rules on “Minimum capital of financial institutions”) and/or the payment of financial incentives (bonuses) to personnel—in this case, subject to the public order labor regulations (legal, statutory and contractual) governing the financial institutions’ relationships with their personnel—shall be subject to these rules.
Institutions may distribute earnings up to the positive amount derived from the off-balance
sheet calculation set forth herein, without exceeding the limits set forth in these rules.
To such effect, the registered balances, as of the end of the fiscal year to which they belong, in the account “Unappropriated Retained Earnings” and in the voluntary reserve for future distributions of earnings shall be computed, deducting the amounts—recorded on the same date—of the legal and statutory reserves—whose creation is mandatory—and the following concepts:

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

4.
The asset valuation adjustments notified by the Superintendency—whether accepted or not by the institution—, that are pending registration and/or those indicated by the external audit that have not been accounted.

5.	The individual deductibles—regarding asset valuation—established by the Superintendency, including the adjustments derived from the failure to consider agreed adjustment plans.

6.	The resulting lower provisions and higher RPC from the treatment established on point 2 of the Central Bank’s Communication “A” 6946 (as amended) for financing PyMEs for the payment of salaries.
In addition, financial institutions shall not distribute earnings out of the income derived from the first application of IFRS and are obliged to create a special reserve which shall only be reversed for capitalization purposes or to absorb possible negative balances in the item “Unappropriated Retained Earnings”.
The amount to be distributed, which shall not exceed the limits set forth by the Central Bank, shall not compromise the liquidity and solvency of the institution. This requirement shall be considered satisfied once it has been verified that there are no integration defects in the minimum capital position—whether individual and consolidated—as of the end of the fiscal year to which the unappropriated retained earnings pertain or in the last closed position, whichever has the lesser integration excess, recalculating them together (for such purpose only) with the following effects based on the data relevant as of each such date:

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

•
positive balances due to the application of the minimum presumed income tax—net of allowances for impairment – that have not been deducted from the basic shareholders’ equity, in accordance with the provisions set forth in rules on “Minimum capital of financial institutions”; and

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

•	the institution has received financial assistance from the Central Bank under section 17 of its Charter, due to illiquidity;

•	the institution is delayed or in breach of the reporting regime set forth by the Central Bank;

•	the institution records minimum capital integration deficits—whether individually or consolidated—(without computing the effects of the individual deductibles established by the Superintendency);

•
the integration of the average minimum cash—in Pesos, in foreign currency or in sovereign securities—is smaller than the requirement applicable to the last closed position or the projected position, taking into account the effect of the earnings distribution;

•	the institution has failed to comply with the additional capital margins applicable in accordance with Section 4.
Financial institutions shall have prior authorization of the Central Bank for the distribution of their results.
Moreover, in the midst of the
COVID-19
crisis, the Central Bank issued Communication “A” 6939, as amended from time to time, by virtue of which the distribution of dividends by financial entities was temporarily suspended. On December 2021, by means of Communication “A” 7421, as amended, the Central Bank authorized financial entities to distribute dividends for up to 20% of the amount of earnings that should have been distributed if the “Earnings distributions” rules had been applied, from January 1, 2022 to December 31, 2022. Those financial entities authorized by the Central Bank to distribute their profits must make such distribution in 12 equal, monthly and consecutive installments.

Additionally, in accordance with the FX Regulations, the access to the FX Market to pay dividends to non-resident
shareholders is subject to certain requirements. For more information, please see “
Item 10.D Exchange Controls—Payments of dividends and corporate profits
”.
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
For more information, see Item 8.A “
Consolidated Statements and Other Financial Information—Amounts available for distribution and distribution approval process
”.
Credit Risk
The minimum capital requirement in respect of counterparty risk (“CRC”) shall be calculated with the items included, which must be computed on the basis of the balances as of the last day of each month (capital, interests, premiums, restatements—by the CER—and price differences, as appropriate, net of the non-recoverability
and devaluation risks provisions and of accumulated depreciation and amortization attributable to them and other regularizing accounts, without deducting 100% of the minimum amount required for the non-recoverability
risk provision in the portfolio corresponding to debtors classified as in a “Normal Situation”—points 6.5.1 and 7.2.1 of the rules on “Classification of Debtors”- and financings secured by preferential guarantees “A”)
The minimum capital requirement in respect of counterparty risk must be calculated applying the following equation:
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
“INC
(significant investments in companies)
” means the incremental minimum capital requirements based on any excess over the following limits:

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
non-financial
sector and the Central Bank
, with a maximum of 100%, except that the grade was less than
B-,
in which case the weighting percentage will be 150%

Exposure to foreign financial institutions, pursuant to the credit rating assigned to the sovereign of their jurisdiction of incorporation
- AAA to AA-	20
- A+ to A-	50
- BBB+ to BBB-	100
- BB+ to B-	100
- Below B-	150
- Unrated	100
Exposure to companies and other legal entities in the country and abroad, including exchange institutions, insurance companies and stock exchange entities	100
Exposures included in the retail portfolio
Loans to individuals (provided that installments of loans granted by the institution do not exceed, at the time of the agreements, 30% of borrower’s income) and to Micro, Small- and Medium-Sized Companies (“MiPyMEs”)	75
Other	100
Exposures guaranteed by reciprocal guaranty companies (sociedades de garantía recíproca) or public security funds registered with the registries authorized by the Central Bank	50

Type of Asset	Weighting (%)
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
General considerations.
Risks subject to this minimum capital requirement include risks derived from positions in instruments—such as securities and derivatives—recorded as part of the trading portfolio, and risks from foreign currency and commodities positions recorded, indistinctly, as part of the investment or trading portfolio. For the purpose of the above accounting recording, the trading portfolio of financial entities comprises positions in financial instruments included among an entity’s assets for purposes of trading or of providing hedging to other items contained in the portfolio. Pursuant to Communication “A” 6690, as amended, a financial instrument may be accounted for as part of the trading portfolio—for purposes of meeting the minimum capital requirement for market risk—if such instrument may be traded free from any restriction or if the instrument may be hedged in full. Also, the portfolio must be actively managed, and its positions must be valued on a daily basis and with the required accuracy. Positions kept for trading purposes are those positions that the entity intends to sell in the short term or from which it intends to derive a profit as a result of changes, either actual or expected, in short-term prices, or by means of arbitrage activities. They include both positions that the entities keep for their own use and those they purchase in the course of services performed for customers or “market making’ activities”. Financial entities must calculate the minimum capital requirement for the counterparty credit risk involved in OTC transactions involving derivatives and securities financing transactions, such as repo transactions (repo agreements), recorded as part of the trading portfolio on a separate and additional basis to the calculation of capital requirements for general market risk and specific market risk of the underlying securities. For this purpose, entities will be required to apply the methods and weighting factors usually applicable when those transactions are recorded as part of the investment portfolio. Entities must have clearly defined policies and procedures in place, designed to determine the exposures that are to be included into or excluded from the trading portfolio in order to calculate their minimum capital requirement for market risk. On the other hand, the investment portfolio will include all securities held by the entity which are not included in the trading portfolio.
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
Minimum capital requirement for commodities risk
. The capital requirement for commodities risk establishes the minimum capital required to hedge the risk involved in maintaining positions in commodities—but gold. The calculation of the capital requirement shall express every commodity position in terms of the standard measure unity, and following the rules set forth in Communication “A” 6690.

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

(i)
Non-compliance
reported by the institution
: the institution must meet the required capital no later than the end of the second month after the date of non-compliance
or submit a restructuring plan within thirty (30) calendar days after the end of the month in which such non-compliance
was reported. In addition,
non-compliance
with minimum capital requirements will entail a number of consequences for the financial institution, including a prohibition to open branches in Argentina or in other countries, establish representative offices abroad, or own equity in foreign financial institutions, as well as a prohibition to pay cash dividends. Moreover, the Superintendency may appoint a representative, who shall have the powers set forth by the Financial Institutions Law.

(ii)
Non-compliance
detected by the Superintendency
: the institution may challenge the
non-compliance
determination within thirty (30) calendar days after being served notice by the Superintendency. If no challenge is made, or if the defense is dismissed, the non-compliance
determination will be deemed to be final, and the procedure described in the previous item will apply.

Furthermore, pursuant to Communication “A” 5889, as amended, if a financial institution fails to meet market risk daily minimum capital requirements, except for any failure to meet the requirements on the last day of the month, calculated as a sum of VaR of included assets or derived from the calculation of capital requirements for interest rate, exchange rate and stock risks, the financial institution must replace its capital or decrease its financial position until such requirement is met, and has up to ten (10) business days from the first day on which the requirement was not met to meet the requirement. If the financial institution fails to meet this requirement after ten (10) business days, it must submit a regularization and reorganization plan within the following five (5) business days and may become subject to an administrative proceeding initiated by the Superintendency.
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
(36) months.
The OR formula is as follow:

The variables in the OR formula are defined as follows:

•	“C ro ”: the capital requirement for operational risk.

•	“α”: 15%.

•	“n”: the number of 12-month consecutive terms with positive IB, based on the 36 months preceding the month of calculation. The maximum value of n is 3.

•	“IBt”: gross income from 12-month consecutive terms; provided that, it is a positive figure, corresponding to the 36 months preceding the month of calculation.
Gross income
(ingresos brutos
) (“
IB
”, as per its acronym in Spanish) is defined as the sum of (a) financial and service income net of financial and service expenses and (b) sundry gains net of sundry losses.
The following items are excluded from items (a) and (b) above:

(i)	expenses derived from the creation or elimination of reserves during previous fiscal years and recovered credits during the fiscal year that were written off in previous fiscal years;

(ii)	profits or losses from holding equity in other financial institutions or companies, if these were deductible from RPC;

(iii)	extraordinary or unusual gains ( i.e. , those arising from unusual and exceptional events that resulted in gains) including income from insurance recovery; and

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

For every
t-month:

•	“C RCt” : the capital requirement for credit risk.

•	“RM P,t” : the capital requirement for market risk for the last day of such t-month.

•	“n”: the number of months preceding the month of calculation, inclusive. 2d n d 36.
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
Minimum cash reserve obligations exclude (i) amounts owed to the Central Bank, (ii) amounts owed to domestic financial institutions (excluding special deposits related to inflows of funds—Decree No. 616/2005), (iii) amounts owed to foreign banks (including their head offices, entities controlling domestic institutions and their branches) in connection with foreign trade financing facilities, and with multilateral development banks, (iv) cash purchases pending settlement and forward purchases, (v) cash sales pending settlement and forward sales (whether or not related to repurchase agreements), (vi) overseas correspondent banking operations, (vii) demand obligations for money orders and transfers from abroad pending settlement to the extent that they do not exceed a seventy-two
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
The table below shows the percentage rates that should be applied to determine the required minimum cash reserve requirement for financial institutions, depending on whether: (i) the financial entities are included in Group “A”, as provided by Section 4 of the regulations on “Authorities of financial entities” (
Autoridades de entidades financieras
), and/or branches or subsidiaries of foreign banks are classified as systemically important
(G-SIB)
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

(i) Up to 29 days		23		23
(ii) From 30 days to 59 days		17		17
(iii) From 60 days to 89 days		11		11
(iv) From 90 days to 179 days		5		5
(v) From 180 days to 365 days		2		2
(vi) More than 365 days		—		—
7- Demand and time deposits made upon a court order with funds arising from cases pending before the court, and the related immobilized balances
(i) Up to 29 days	29	15	10	15
(ii) From 30 days to 59 days	22	15	7	15
(iii) From 60 days to 89 days	4	15	2	15
(iv) More than 90 days	—	15	—	15
8- Special deposits related to inflows of funds. Decree 616/2005		100		100

	Group A and G- SIB		Remaining financial institutions
Item	Pesos	Foreign Currency	Pesos	Foreign Currency
9- Time deposits in nominative, non-transferable Peso-denominated certificates, belonging to public sector holders, with the right to demand early withdrawal in less than 30 days from its setting up	32	—	11
10- Deposits and term investments—including savings accounts and securities (including Notes)—in UVIs and UVAs, according their outstanding term
(i) Up to 29 days	7		7
(ii) From 30 days to 59 days	5		5
(iii) From 60 days to 89 days	3		3
(iv) More than 90 days
11- Labor Work Fund for Construction Industry Workers, denominated in UVA	7		7
12-Deposits and fixed term investments created in the name of minors for funds they receive freely
13- Deposits in Pesos in demand accounts that constitute the assets of mutual funds (money market).	—		—
14- Deposits in pesos in accounts of payment service providers that offer payment accounts (PSPOCP) in which the funds of their clients are deposited.	100		100
In the case of transactions in Pesos, when the jurisdiction of the main office where the transaction takes place, according to what is established in Central Bank’s regulations regarding “Categorization of locations for financial entities”, belongs to the categories II to VI, the rates foreseen for demand deposits will be reduced by 2 percentage points and for term placements by 1 percentage point up to a minimum of zero. In both cases, it does not include the impositions in securities. The deferred impositions in Pesos arranged remotely (i.e. through home banking
, web time deposits, etc.) will receive the same treatment as those captured in the categories II to VI.
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
60, minimum cash enabled in the “Central Registry and Settlement of Public Liabilities and Financial Trusts—CRyL” (
Central de Registro y Liquidación de Pasivos Públicos y Fideicomisos Financieros
).
The minimum cash requirement will be reduced:

1.	In accordance with the participation in the total of financing operations to the non-financial private sector in Pesos in the entity of financing to MiPyMEs in the same currency;

Participation, in the total of financing operations to MiPyMES with respect of total of financing operations to the non-financial private sector, in the institution.	Reductions (over the total of the concepts included in Pesos) %
Less than 4	0.00
From 4 to less than 6	1,00
From 6 to less than 8	1,25
From 8 to less than 10	1,50
From 10 to less than 12	1,75
From 12 to less than 14	2,00
From 14 to less than 16	2,25
From 16 to less than 18	2,50
From 18 to less than 20	2,75
From 20 to less than 22	3,00
From 22 to less than 24	3,25
From 24 to less than 26	3,50
26 or more than 26	3,75
It will be considered the mobile average balance at the end of the last 12 months prior to the low report of the financings in Pesos (Loans and Credits for Financial Leases) granted to MiPyMEs in respect of the total of such financings to the non-financial
private sector of the institution.

2.
Depending on the granting of financing under the “
Ahora 12
” Program (The implementation of the Consumer Promotion Program and the Production of Goods and Services named “Ahora 12” was created by Joint Resolution 671/2014 and 267/2014 of the former Ministry of Economy and Public Finance and the Ministry of Industry), in an amount equivalent to 20% of the sum of the financing in Pesos that the entity grants:

i.	whose destination is the acquisition of goods and services included in the aforementioned resolution and its complementary regulations; or

ii.	to non-financial companies issuing credit cards at an annual interest rate of up to 17%, insofar as these companies are part of the “Ahora 12” Program.
Effective from March 1, 2020, Communication “A” 6916, as amended, increased the 20% decrease of the requirement for “
Ahora 12,
” to 35% of the aggregate financings in Pesos granted by the relevant institution until September 30, 2020, and 50% of the aggregate financings in Pesos granted from October 1, 2020, to January 1, 2022, and 40% of the aggregate financings in Pesos granted as from February 1, 2022. Additionally, effective from March 19, 2020, Communication “A” 6937 set the limit of the deduction at 6% over the items in Pesos subject to the Central Bank Rules of Minimum Cash. Effective as of July 29, 2021, this limit was expanded to 8% over the items in Pesos subject to the Central Bank Rules of Minimum Cash.

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

For this purpose, the included ATMs are those that—at least—allow users to make cash withdrawals regardless of the institution in which they are customers and the network managing such equipment and that—on a monthly average, computing business and non-business
days—have remained accessible to the public for at least ten hours a day.

4.
In the case of financial entities included in Group “A”, the requirement will be reduced by an amount equivalent to the 30% of the aggregate of all financing in Pesos to MiPyMEs—in accordance with the definition contained in the “Determination of the Status of Micro, Small or
Medium-Sized
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

b.	24% of the “Loans at Subsidized Rate for Companies” disbursed until November 6, 2020, at a nominal annual rate of 27%;

c.	7% of the “Loans at Subsidized Rate for Companies” disbursed as of November 6, 2020, at a nominal annual rate of 33%.

7.
In the case of financings to MiPyMEs not informed at the Financial System’s Debtors Center (
Central de Deudores del Sistema Financiero
), the requirement will be reduced by an amount equivalent to 40% of the financings in Pesos to MiPyMEs agreed at a nominal annual rate of 24% measured on a monthly average of daily balances from the previous month.

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

6.
Minimum cash
sub-account
60, authorized in the Registration and Settlement Central for Public Debt and Financial Trusts – CRYL (“
Central de Registro y Liquidación de Pasivos Públicos y Fideicomisos Financieros
– CRYL”) for public securities and securities issued by the Central Bank at their market value.

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

LELIQ global daily position
Pursuant to Section 8 “net position in LELIQ and NOTALIQ” of the Central Bank rules “Cash settled and forward transactions, futures, bonds, surety bonds, other derivatives and mutual funds” financial institutions may maintain a net position in short term LELIQ global including those effectively imputed to integrate the minimum cash requirement in pesos pursuant to points 1.3.7.1. and 1.3.17. of the Central Bank “Rules of Minimum Cash “ - up to an amount equivalent to the monthly average of daily balances of fixed term deposits in pesos of the non-financial private sector of the previous period.
Financial institutions that have a percentage of time deposits in pesos constituted by the non-financial private sector with respect to the total deposits in pesos by such sector -measured as a monthly average of daily balances of the previous period, considering only capital without interest or adjustments- equal to or higher than 20%, may maintain a joint positive net position of longer term LELIQ and variable rate Liquidity Notes (NOTALIQ).
For more information, see “Argentine Banking Regulations—Minimum Cash Reserve Requirements”.
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
The organizational structure of the entity must place a specific unit or person in charge of managing liquidity and assign levels of responsibility to the individuals who will be responsible for managing the LCR, which will require daily monitoring. The participation and coordination of the entity’s top management authority (
e.g.
, CEO) will be necessary.
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
The NSFR is defined as the available amount of stable funding relative to the required amount of stable funding, where: AASF (Available Amount of Stable Funding) is the capital and liabilities of the financial institution—calculated in the manner set forth in Section 2—that are expected to be available over a one-year
term. RASF (Required Amount of Stable Funding) is the amount of funding necessary for such period—calculated in the manner set forth in Section 3—based on its liquidity and remaining life of the institution’s assets and its off-balance
sheet obligations.

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
The leverage ratio, which must be greater than or equal to 3%, arises from the following expression:
Ratio (as %) = Measure of capital / Measure of exposure where the measure of capital will be the basic net worth, and the measure of the exposure will be the sum of (i) the exposures in the asset (excluding the items corresponding to derivatives and Securities Financing Transactions (SFT)), (ii) exposures by derivatives; (iii) exposures for SFT transactions and
(iv) off-balance-sheet
items. Both measures must be calculated based on the closing balances of each quarter.
Interest rate and fee regulations
Maximum lending rates
Since 2020, maximum interest rates applicable to the lending transactions were restated. Currently Communication “A” 7474 stablishes that the maximum interest rate applicable to credit card transactions shall not exceed a nominal annual rate of 51 % in transactions that do not exceed Ps. 200.000. When the financed amount exceeds Ps.200,000 the only applicable limit is the one stablished in Article 16 of the Credit Card Law.
Regulations set forth that the fixed-rate loan agreements shall not contain clauses that allow their modification under certain circumstances, unless those modifications come from decisions taken by the competent authority and the variable-rate loan contracts must clearly specify the parameters that will be used for its determination and periodicity of variation.
With respect to transactions linked to credit cards, in addition to the above mentioned, the Article 16 of the Credit Card Law stablishes that:

•
in those granted by financial institutions, the rate may not exceed more than 25% of the average of the interest rates applied by the entity, during the immediately preceding month, weighted by the corresponding amount of personal loans without in rem security interests granted in the same period.

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
Zero interest-rate financings policy
By means of Communication “A” 6993, dated April 24, 2020, with the purpose of containing the impact the ongoing
COVID-19
pandemic, the Central Bank established a zero interest-rate financing policy, applicable only to the eligible clients to be later determined by AFIP to whom the financial institutions may grant credit card financings to be paid in at least 12 equal and consecutive installments after a
6-month
grace period. In regard to these loans, the minimum cash requirement will be reduced in accordance with the provisions of Decree No. 332/2020 (as amended and restated). Additionally, companies which are granted a zero interest-rate loan may not, until full repayment: (i) access the foreign exchange market to carry out operations corresponding to the formation of foreign assets, remittance of family aid and derivatives; and (ii) sell securities with settlement in foreign currency or transfer them to other depositary entities (
contado con liquidación
).

Minimum fixed-term deposit rates
Pursuant to Communication “A” 7459 (as amended by Communication “A” 7491), for financial institutions included in groups “A” and “B” -for the purposes of the rules on “Minimum Cash”- and branches or subsidiaries of foreign banks rated as systemically important (G-SIBs) not included in those groups, in the case of deposits in pesos not adjustable by “UVA” or “UVI” on behalf of holders of the non-financial private sector, a minimum deposit rate shall apply, which shall be timely disclosed by the BCRA, in accordance with the following:
As of April 18, 2022, fixed-term deposits that do not exceed a total of $10 million at the date of constitution of each fixed-term deposit and that are constituted by individuals in financial institutions, will have a passive rate of 97.87% of the Monetary Policy rate of the day prior to that in which the impositions are made, or the last one disclosed, as the case may be. In the case of fixed-term deposits constituted in the name of two or more individuals, the amount of the fixed-term deposit will be distributed proportionally among its holders.
For fixed term deposits not included in the preceding paragraph, the deposit rate will be 93.62% of the Monetary Policy rate of the day prior to the day on which the deposits are made, or the last one disclosed, as the case may be.
Fees
Central Bank regulations grant broad protection to financial services customers since 2013. The protection includes, among other things, the regulation of fees and commissions charged by financial institutions for services provided. According to Central Bank rules on “Protection to Financial Services Customers”, fees and charges must represent a real, direct and demonstrable cost and should be supported by a technical and economic justification. It is worth noting that Section 2.3.2.2 of “Protection to Financial Services Customers” Central Bank regulations regarding protection to financial services customers sets forth certain exceptions to the application of fees and charges (for example for insurance services and SMEs for over-the-counter cash deposits).
Also, fees and charges are not applicable for immediate electronic transfers when: (i) they are ordered by final customers of financial services; (ii) the same individual or entity is the one ordering and receiving the transfer; (iii) they are ordered or received in accounts for judicial use, among others.
Central Bank Communication “A” 6212, effective as of April 1, 2017, reduced credit card and debit card sales commissions on a gradual annual plan. Pursuant to Communication “A” 6212, the maximum credit card sales commission rate for 2017 was 2.0% and for 2018, 2019 and 2020, it was 1.85%, 1.65%, 1.50%, respectively, and it was and will be 1.30% for 2021 and after. The maximum debit card sales commissions for 2017 was 1.0% and for 2018, 2019 and 2020, it was 0.90%, 0.80%, 0.70%, respectively, and it was and will be 0.60% for 2021 and after.
On February 19, 2020 by means of Communication “A” 6912 the Central Bank stablished that for 180 business days financial entities could not communicate increases in commissions to customers of financial services, nor new commissions, except for those that have already been informed. This regulation was further extended until February 28, 2021 and afterwards by means of Communication “A” 7158 the Central Bank stablished that, until February 28, 2021, financial entities must not communicate to users of financial services increases of more than 9% in January 2021 and 9% in February 2021 in fees for credit cards related services (e.g. issuance, renewal, administration or maintenance services, etc.) and for savings accounts related services.
Later, on March 26, 2020, through Communication “A” 6945 (as amended by Communications “A” 6957, “A” 6963, “A” 7009, “A” 7044, “A” 7107 and lastly by Communication “A” 7181 dated December 17, 2020), the Central Bank determined that until March 31, 2021, any operation effected through ATMs would not be subject to any charges or fees. After such date, banks are authorized to charge commissions for ATM transactions, but these are still free of charge for users with salary accounts, retirement accounts and beneficiaries of social plans, by decision of the Board of Directors of the Central Bank of the Argentine Republic. The free use of ATM networks will be maintained after March 31st for all users of the financial system. After that date, only holders of debit cards associated with salary accounts, retirement payments or social plans will be able to continue using any ATM free of charge, regardless of the bank or network to which they belong. The rest of the users may use the ATM services provided by their bank free of charge.

Maximum term for payments to commerce and providers
By virtue of Communication “A” 6680, effective as of May 1, 2019, the Central Bank established a maximum term of ten business days for financial entities to deposit payments to commerce and providers for sales made via credit cards or purchase cards, calculated from the sale date. Furthermore, financial entities shall not charge any fee or interest related to such payment term, nor block this payment mechanism in any way.
Nevertheless, by virtue of Communication “A” 6680, the Central Bank excluded from the scope of the provisions disclosed by Communication “A” 6680 the credit and/or purchase cards issued to individuals or legal entities that are intended for the payment of purchases with a deferred term or more than one month related to their productive activity, i.e., agricultural o distribution activities.
On the other hand, Communication “A” 7305 issued on June 11, 2021, and effective as from July 1, 2021, provides for new maximum terms for financial entities to credit to the deposit account opened in the name of the supplier or affiliated business the amount of each sale made in one payment through the use of the credit and/or purchase cards issued by them.
The new deadlines are (i) 8 (eight) business days if they are micro or small companies and/or are human persons, (ii) 10 (ten) business days for those categorized as medium-sized
companies and those whose activity is “lodging, tourism, gastronomy and/or health services” and (iii) 18 (eighteen) business days for the other cases.
In all cases, such term shall be counted from the date of the corresponding consumption by the card holder or beneficiary. The financial entities will not be able to charge to the adhered merchants any interest or commission linked to the settlement terms indicated, having to observe the provisions of the rules on “Determination of the condition of micro, small or medium-sized
company”. Nor shall they impede or hinder in any way the modality of consumption in a payment with these cards.
Loans and Housing Units
The Central Bank has adopted measures for taking deposits and extending loans expressed in a special measuring unit adjustable by the CER. These special units are referred to as “UVAs”.
In addition, Law No. 27,271 provides for the adjustment of deposits and loans by reference to the construction index, expressed in a special measuring unit referred to as Housing Units (
Unidades de Vivienda
or “
UVIs
”).
Consequently, UVAs and UVIs coexist and may be used both with respect to bank loans and deposits. The initial value of the UVI was Ps.14.05
(the same as the UVA), representing the cost of construction of one thousandth square meter of housing as of March 31, 2016. As of April 19 th
, 2022, the value of UVI and UVA are Ps.109.17 and Ps.112.24, respectively.
Both units are amended based on the indices published by the INDEC and the Central Bank on its website.
Foreign Exchange System
On September 1, 2019, with the purpose of strengthening the normal functioning of the economy, fostering a prudent administration of the exchange market, reducing the volatility of financial variables and containing the impact of the variations of financial flows on the real economy, the Argentine government reinstated exchange controls. The foreign exchange controls apply with respect to access to the foreign exchange market by residents for savings and investment purposes abroad, the payment of external financial debts abroad, the payment of dividends in foreign currency abroad, payments of imports of goods and services, and the obligation to repatriate and settle for Pesos the proceeds from exports of goods and services, among others.
For further information on this topic, please refer to “
Item D—Exchange Controls”
.

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

ii.
Its main activity is the production, processing and / or collection of fungible goods with quotation, in foreign currency, normal and usual in foreign markets, widely disseminated and easy access to public knowledge, and it is found, in the year prior to the granting of financing, a total billing of these merchandise for an amount that is reasonably related to that activity and its financing; and also operations aimed to finance service providers directly used in exporting process of goods (such as those provided at port terminals, international loading and unloading services, leasing containers or port warehouses, international freights ). This, provided it is verified that the flow of future income linked to sales to exporters registers a periodicity and magnitude that it is enough for the cancellation of the financing, and it is verified, in the year prior to the granting of the financing, a billing to exporters for an amount that is reasonably related to that activity and its financing.

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

i.	financings for purposes other than those mentioned in (a) to (d) above, included under the IDB credit program (“Préstamos BID N° 119/OC-AR”), not exceeding 10% of the lending capacity;

j.	inter-financing loans;

k.	Central Bank bills ( Letras y Notas ) denominated in U.S. dollars;

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

q.
financing of local residents that are secured by letters of credit
(“stand-by
letters of credit”) issued by foreign banks or multilateral development banks that comply with the provisions of point 3.1. of regulations on “Credit assessments”, requiring for that purpose an international rating of investment grade risk, to the extent that such letters of credit are unrestricted, and that the accreditation of the funds is made immediately at the simple request of the beneficiary entity.

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
General Exchange Position
The general exchange position (“GEP”) includes all the liquid foreign assets of the institution, such as gold, currency and foreign currency notes reserves, sight deposits in foreign banks, investments in securities issued by Organization for Economic
Co-operation
and Development (OECD) members’ governments with a sovereign debt rating not below “AA,” certificates of time deposits in foreign institutions (rated not less than “AA”), correspondents’ debit and credit balances and the third parties funds pending of settlement. It also includes purchases and sales of these assets already arranged and pending settlement involving foreign exchange purchases and sales performed with customers within a term not exceeding two (2) business days and correspondent balances for third-party transfers pending settlement.
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
Further changes to the GEP regulation have been introduced by Communications “A” 6770, 6780 and 6856. Prior acceptance by the Central Bank is required to increase the ownership of foreign currency from the higher of the average foreign currency owned in August 2019 and at the close of August 31, 2019. Moreover, the institutions are not permitted to buy securities on the secondary market with liquidation on foreign currency.
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
As provided by Communication “A” 7093, it includes national treasury bills denominated in foreign currency that the institutions receive in exchange for National Treasury Bills—under Law 27,556—that they have imputed to this point on the Business Day immediately preceding the day on which they are delivered in exchange.
The excesses of these ratios are subject to a charge equal to 1.5 times the average nominal interest rate of the shorter-term Peso-denominated LELIQs auction published on the last business day of the relevant period or, if not available, the last one available for a shorter term. Charges not paid when due are subject to a charge equal to one and a half times the charge established for excesses.
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
Credit Portfolio
The regulations on debt classification are designed pursuant to Central Bank Rules, which differ from IFRS to establish clear guidelines for identifying and classifying the quality of assets, as well as evaluating the actual or potential risk of a lender sustaining losses on principal or interest, in order to determine (taking into account any loan security) whether the provisions against such contingencies are adequate. Banks must classify their loan portfolios into two different categories: (i) consumer or housing loans and (ii) commercial loans. Consumer or housing loans include housing loans, consumer loans, credit-card financings, loans of up to Ps. 114,000,000 to micro-credit institutions, and commercial loans of up to Ps. 114,000,000 with or without preferred guarantees when the institution elected. All other loans are considered commercial loans. Consumer or housing loans in excess of Ps. 114,000,000, the repayment of which is linked to the evolution of its productive or commercial activity, are classified as commercial loans.
At the entity’s option, financing of a commercial nature of up to Ps.114,000,000, whether or not such financing has preferred guarantees, may be grouped together with credits for consumption or housing, in such case they will receive the treatment provided for the latter. If a customer has both kinds of loans (commercial and consumer or housing loans), the consumer or housing loans will be added to the commercial portfolio to determine under which portfolio they should be classified based on the amount indicated. In these cases, the loans secured by preferred guarantees shall be considered to be at 50% of its face value.
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
For recent developments, please see “
Central Bank’s measures in response to the pandemic of
COVID-19
”.
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
“Critical accounting policies”
and note 3 to our audited consolidated financial statements as of December 31, 2021 and 2020.
The following minimum credit provisions are required to be made by Argentine banks in relation to the credit portfolio category:

Category	With Preferred Guarantees	Without Preferred Guarantees
“Normal situation”	1%	1%
“Under observation” and “Low risk”	3%	5%
“Under negotiation or refinancing agreement”	6%	12%

Category	With Preferred Guarantees	Without Preferred Guarantees
“With problems” and “Medium Risk”	12%	25%
“With high risk of insolvency” and “High Risk”	25%	50%
“Irrecoverable”	50%	100%
“Irrecoverable by technical provision”	100%	100%
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
“Critical accounting policies”
and note 3 to our audited consolidated financial statements as of December 31, 2021 and 2020.
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
The SSGD has been implemented through the establishment of a Deposit Guarantee Fund, or “FGD,” managed by a private-sector corporation called
Seguro de Depósitos Sociedad Anónima
, (Deposit Insurance Corporation, or “SEDESA”). According to Decree No. 1292/96, the shareholders of SEDESA are the government through the Central Bank and a trust set up by the participating financial institutions. These institutions must pay into the FGD a monthly contribution determined by Central Bank Rules. The SSGD is financed through regular and additional contributions made by financial institutions, as provided for in Central Bank Communication “A” 4271, dated December 30, 2004.
The SSGD covers deposits made by Argentine individuals and legal entities in Pesos and foreign currency and maintained in accounts with the participating financial institutions, including checking accounts, savings accounts, and time deposits up to the amount of Ps.1,500,000, as set forth by Central Bank Communication “A” 6973 of the Central Bank, as amended.
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
Central Bank’s measures in response to the pandemic of
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
In this context, the Central Bank issued a series of Communications within the framework of Decree No. 297/2020, as amended, of the Government of Argentina, by which it determined that: (i) financial institutions could open to the public only with prior appointment and provide its services remotely; (ii) financial institutions had to restrain the use of enclosed areas to a maximum of 50% of their capacity; (iii) financial institutions had to adopt all necessary measures to secure the sufficient supply of cash in ATMs and the continuity of operations related to cash withdrawals at out-of-bank
withdrawal points; and (iv) money exchange houses could only open for the purchase of foreign currency, the sale of currency of bordering countries and certain arbitrages. These measures were in force until November 2021.
As from November 2021, and to June 30, 2022, in case the appointment system is used by financial entities, they shall clearly display such circumstance in their websites, the appointment must be easily requested trough the website or by any other electronic mean and the date assigned shall not exceed 3 business days from the date the request is being made. If the service capacity of the institutions allows it, customers without an appointment must be attended, giving priority to those who have an appointment and those who have a disability certificate, people with reduced mobility or difficulties in accessing or remaining at the premises, among others. Also, sanitary measures established by means of Decree 678/2021 must be complied with, these include, masks must be used by all people inside closed spaces, distance between people must be maintained, rooms must be adequately and constantly ventilated, among others.
On a different note, by means of Communication “A” 6939, as amended, the Central Bank established that distribution of dividends by financial entities was temporarily suspended until December 31, 2021. In December 2021, the Central Bank authorized financial entities to distribute dividends for up to 20% of the amount of earnings that should have been distributed if the “Earnings distributions” rules had been applied, from January 1, 2022 to December 31, 2022. Those financial entities authorized by the Central Bank to distribute their profits must make such distribution in 12 equal, monthly and consecutive installments. For more information, please see “
Argentine Banking Regulations—Requirements applicable to dividend distribution
.”
By means of Communication “A” 6993, dated April 24, 2020, the Central Bank established a zero interest-rate financings policy, applicable only to the eligible clients to be determined in the future by the AFIP.
By virtue of Communication “A” 7025, as amended, the Central Bank determined that the unpaid balances of credit card financings due between April 13 and April 30, 2020, shall be automatically refinanced in nine equal consecutive monthly installments beginning after a
3-month
grace period. Interest rates on such unpaid balances may not exceed an annual nominal rate of 43% when the amount financed by such concept is lower than Ps.200,000. Additionally, the unpaid balances of credit card financings due between September 1 and September 30, 2020, shall be automatically refinanced in nine equal consecutive monthly installments beginning after a
3-month
grace period. Interest rates on such unpaid balances may not exceed an annual nominal rate of 40%. For more information, see “
Argentine Banking Regulations—Credit Card Interest Rate.
”
Furthermore, by means of Communication “A” 7181 the Central Bank extended until March 31, 2021, the following provisions: (i) unpaid installments corresponding to maturities of credit assistance not covered by the Law of Credit Cards granted by financial institutions and operating as from April 1, 2020, may only accrue compensatory interest at the contractually stipulated rate; and (ii) the increase of up to 60 days the period of non-payment
before a loan is required to be classified as
non-performing
for levels 1, 2 and 3 pursuant to Central Bank rules on debtor classification and the suspension of the mandatory reclassification of debtors provided in sections 6.6 and 7.3 of such rules. Moreover, it establishes that financial institutions shall provide the means so that in all ATMs operated by them in the country, individuals and legal entities may withdraw, per day and in a single withdrawal, up to Ps.15,000, without any distinction between customers and non-customers,
regardless of the type of demand account on which the corresponding transaction is made and of the financial institution and/or ATM network to which it belongs. These measures were no further extended.
Additionally, on March 25, 2020, the Executive Branch issued Decree No. 312/2020, as amended and supplemented from time to time, by means of which both the obligation to close and inhibit checking accounts, as well the imposition of penalties, were suspended until December 31, 2020. Furthermore, Decree No. 319/2020, as amended and supplemented from time to time, established the freezing of mortgage payments if the mortgaged property is the only and permanent residence of the debtor, until January 31, 2021. The Decree also resolved the freezing of mortgage and UVA pledge loans (
créditos prendarios
) and the suspension of mortgage foreclosures until January 31, 2021. These measures were subsequently extended by virtue of Decree 66/2021 until March 31, 2021. Although these restrictions are no longer in force as of the date of this annual report, Communication “B”12123 and Communication “A” 7270 established that financial institutions must enable an instance to consider the situation of those customers in which the installment of the UVA loan to be paid exceeds 35% of their income. For more information, please see “Item 3.D—Risk Factors—Risks related to the Argentine financial system—Our asset quality and that of other financial institutions may deteriorate if the Argentine private sector does not fully recover.”

Other measures

•
Classification of Debtors:
On March 19, 2020, the Central Bank issued Communication “A” 6938, as amended from time to time, by which new rules regarding the criteria for debtor classification and provisioning are to be adopted until June 1, 2021. These rules provide an additional
60-day
period of
non-payment
before a loan is required to be classified as
non-performing
and include all financings to commercial portfolio clients and loans granted for consumption or housing purposes. On March 25, 2021, through Communication “A” 7245, the Central Bank established a gradual transition in the definition of debtors for clients who chose to postpone the payment of installments, a benefit was not renewed from the due date at the end March 31, 2021. Financial entities and other obligated parties must increase the grace period to classify their debtors in levels 1, 2 and 3, both for the commercial portfolio and for the consumer or housing portfolio, according to the following schedule: i) Until March 31, 2021, in 60 days, ii) Until May 31, 2021, in 30 days, and iii) As of June 1, 21, financial entities must classify their debtors according to the general debtor classification.

•
Facilities and Government Guarantees to Finance Payment of Salaries
: Decree No. 326/2020 created a fund of specific application within the FOGAR (acronym in Spanish for
Fondo de Garantías Argentino
), with the aim of backing financings provided to SMEs by financial entities in order to pay salaries. Decree No. 332/2020 (as amended and restated) created the “Programa de Asistencia de Emergencia al Trabajo y la Producción” (ATP) which was created to provide immediate economic relief to those companies and workers directly affected by the drop in economic activity following the measures implemented during the pandemic, this program was in force until December, 2020.

•
Remote shareholders and board of directors meetings
: By means of CNV’s General Resolution No. 830/2020, dated March 3, 2020, public entities are allowed to hold remote shareholders and board of directors meetings, via electronic means, even if their respective bylaws do not provide for this, respecting the minimum requirements to ensure the integrity of the vote of each participant and the presence of all shareholders and members, respectively. At the first face-to-face
meeting after the lockdown period, the shareholders’ meeting shall, with the quorum and the majority for the reform of the bylaws, approve any meetings that have been held remotely. By means of CNV´s interpretation No. 80 the provisions of CNV’s General Resolution No. 830/2020 were restated.

•
Time deposits minimum rate
. By virtue of Communication “A” 6983, the Central Bank ruled that all non-adjustable
time deposits under Ps.1 million made by individuals as of April 20, 2020, shall have a minimum rate equivalent to the 70% of the average LELIQ’s tendering during the week prior to the date in which the deposit is made. For more information, see “
Argentine Banking Regulations—Liquidity and Solvency Requirements—Minimum Cash Reserve Requirements—LELIQ global daily position.
”

•	Securities-guaranteed transactions prohibition . By means of Communication “A” 6991, the Central Bank forbid financial institutions to guarantee transactions via securities ( caución bursátil ).

•	Deposit Insurance System . Pursuant to Communication “A” 6973, the Central Bank raised the amount covered by the Deposit Insurance System to Ps.1,500,000.

•
Credit line for productive investment of MiPyMEs
. Pursuant to Communication “A” 7140, as amended, the Central Bank approved the rules for a “Credit line for productive investment of MiPyMEs” (lĺneas para el financiamiento productivo) destined to the acquisition of capital goods, and/or the construction of facilities necessary for the production of goods and/or services, and the commercialization of goods and/or services, with a maximum annual nominal rate from 35% to 43%. For these credit line, financial institutions are required to maintain a regulatory quota equal to 7.5% of their non-financial private sector deposits. Through Communication “A” 7240, the Central Bank ruled that the balance of credit lines to SMEs shall be equivalent to (i) a minimum quota of 7.5% of the average balance of deposits from private sector as of September 2021, for the 2021/2022 quota, and (ii) a minimum quota of 7.5% of the average balance of deposits from private sector as of March 1, 2022, for the 2022 quota.

•
Solidary and Extraordinary Contribution
. By means of Decree 42/2021 the Government of Argentina regulated the Solidary and Extraordinary Contribution Law, which established a one-time
extraordinary and mandatory contribution for resident individuals and undivided estates, at the country or abroad, whose total value of assets exceed the amounts specified in the Law.

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
Once the bankruptcy has been adjudged, provisions of the Bankruptcy Law No. 24,522 (the “Bankruptcy Law”) and the Financial Institutions Law shall be applicable. In certain cases, specific provisions of the Financial Institutions Law shall supersede the provisions of the Bankruptcy Law (
i.e.
, priority rights of depositors).

Merger and transfer of goodwill
Merger and transfer of goodwill may be arranged between entities of the same or different type and will be subject to the prior approval of the Central Bank. The new entity or the buyer must submit a financial-economic structure profile supporting the project in order to obtain authorization from the Central Bank.
Holding Companies
On June 28, 2019, the Central Bank ruled, through Communication “A” 6723, with effect from January 1, 2020, that Group “A” financial institutions (in accordance with the “Financial Institutions Authorities” rules) which are controlled by non-financial
institutions (as in our case in relation with the Bank) shall comply with the Minimum Capital requirements (please see “
Argentine Banking Regulation—Liquidity and Solvency Requirements—Minimum Capital Requirements
”), the Major Exposure to Credit Risk regulations (please see “Argentine
Banking Regulation—Credit Risk Regulation—Large Exposures
”), the Liquidity Coverage Ratio (please see “
Argentine Banking Regulation—Internal Liquidity Policies of Financial Institutions
”) and the
Net Stable Funding Ratio (please see “Argentine Banking Regulation—Liquidity Parameters—Net Stable Funding Ratio
”) on a consolidated basis comprising the
non-financial
holding and all its subsidiaries (excluding insurance companies and non-financial
subsidiaries).
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
Fintech regulations
The Central Bank issued Communications “A” 6885 (as amended and restated, “Communications “A” 6885”), by means of which it regulates certain aspects of
Fintech
operations. Through these communications, it defined Payment Service Provider (“PSP”) as those non-financial
entities in retail payments, performing under the global framework of the payment system, such as offering payment accounts to order and/or receive payments.
By means of these rules, PSPs operations are regulated and a specific registry for them was created. Particularly, Communication “A” 6885 forbids entities to operate as PSP if (i) they are not properly incorporated in Argentina; (ii) they are incorporated as a stock exchange, clearing chamber or agent under the CNV Rules; or (iii) if its capital, right votes, administrative or inspection body are integrated by people disqualified for performing financial activities in Argentina by the Financial Institutions Law, condemned by crimes against property, the public administration, the economic and financial order or public faith, privacy violations, illicit association or by section 1.b of the Foreign Exchange Criminal Regime. Shareholdings acquired on stock exchanges that do not reach the threshold of 20% of the capital or voting rights are exempt from the provisions of point (iii).
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
Moreover, on February 24, 2022, the Central Bank issued Communication “A” 7462 providing for the creation of the “Register of interoperable digital wallets” and establishing that any PSP wishing to provide a digital wallet service that allows making transfer payments initiated by reading QR codes must be registered therein. In addition, it defines a “digital wallet” service as the service offered by a financial institution or payment service provider (PSP) through an application on a mobile device or web browser that must allow making payments with transfer (PCT) and/or with other payment instruments.
Gender Parity Requirements
On September 3, 2020, by means of Communication “A” 7100, the Central Bank amended the rules on “Guidelines for Corporate Governance in Financial Institutions” (
Lineamientos para el gobierno societario en entidades financieras
) to include a requirement of gender parity.
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
Reporting Subjects obliged to inform and collaborate with the UIF
The AML/CFT Law, in line with international AML/CFT standards, not only designates the UIF as the agency in charge of preventing money laundering and terrorism financing, but also establishes certain obligations to various public and private sector entities and individuals, which are designated as Reporting Subjects (“
Sujetos obligados”)
, which are legally bound to inform and collaborate with the UIF.
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
Pursuant to Annex I of Resolution No. 154/2018 of the UIF (which establishes the supervision and inspection mechanism of the UIF), both the Central Bank and the CNV are considered “Specific Control Agencies”
(“Órganos de Contralor Específico”).
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
In order to help the Reporting Subjects to fulfil this duties, Executive Decree No. 489/2019 created the Public Registry of Persons and Entities linked to acts of Terrorism and its Financing (RePET, for its acronym in Spanish), which is an official database that includes the consolidated list of the United Nations Security Council.
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
For a thorough analysis of money laundering regulations in effect as of the date of this document, please consult with your own legal counsel and read Title XIII, Second Book of the ACC and any regulations issued by the UIF, the CNV and the Central Bank in their entirety. For this purpose, interested parties may visit the websites of the Argentine Ministry of Economy,
www.economia.gob.ar
, the UIF,
www.argentina.gob.ar/uif
, the CNV,
www.cnv.gob.ar
or the Central Bank,
www.bcra.gov.ar
none of which websites are incorporated by reference herein.
Corporate Criminal Liability Law
The Corporate Criminal Liability Law No. 27,401 sets forth a criminal liability regime applicable to legal entities involved in certain corruption offenses directly or indirectly committed in their name, on their behalf or in their interest and from which a benefit may arise. The individual offenders may be employees or third parties—even unauthorized third parties, provided that the company ratified the act, even tacitly.
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

C. Organizational Structure
Subsidiaries
We have six subsidiaries: (i) Argenpay S.A.U., through which we provide electronic payment services ; (ii) Macro Bank Limited, our subsidiary in the Bahamas through which we primarily provide private banking services; (iii) Macro Securities S.A., which is a member of the BYMA, and through which we provide investment research, securities trading and custodial services to our customers; (iv) Macro Fiducia S.A., a subsidiary that acts as trustee and provides financial advisory and analysis services; and (v) Macro Fondos S.G.F.C.I. S.A., an asset management subsidiary and (vi) Fintech SGR, through which we facilitate access to credit for small and medium-sized
enterprises (PyMEs) through the presentation of guarantees.

	Banco Macro’s direct and indirect interest
Subsidiary	Percentage of Capital Stock	Percentage of possible votes
Argenpay S.A.U. (1)	100.000%	100.000%
Macro Bank Limited (2)	99.999%	100.000%
Macro Securities S.A. (1)	99.925%	99.932%
Macro Fiducia S.A. (1)	99.046%	99.046%
Macro Fondos S.G.F.C.I. S.A. (1)	99.939%	100.000%
Fintech SGR (1)(3)	24.999%	24.999%

(1)	Country of residence: Argentina
(2)	Country of residence: The Bahamas
(3)	Structured entity.
D. Property, plants and equipment
Property
Our headquarters consist of 54,320 square meters of office area that is used by our management, accounting and administrative personnel. As of December 31, 2021, our headquarters consisted of 53,293 square meters that we own and 1,027 square meters that are leased. Our headquarters are split between offices located in Avenida Eduardo Madero 1172 and Sarmiento 442, all in the City of Buenos Aires. As of December 31, 2021, we have a branch network that consists of 466 branches in Argentina, of which 169 were leased properties.
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
Selected Statistical Information
The following information is included for analytical purposes and should be read in conjunction with our audited consolidated financial statements as well as Item 5 “
Operating and Financial Review and Prospects.
” This information has been extracted from the Bank’s internal documentation that supports our financial records.

Average balance sheets, interest earned on interest-earning assets and interest paid on interest-bearing liabilities.
The following tables show average balances, interest amounts and nominal and real rates for our interest-earning assets and interest-bearing liabilities for the years ended December 31, 2019, 2020 and 2021 based on results adjusted for inflation as of December 31, 2021, as explained in our consolidated financial statements.
The nominal interest rate has been calculated by dividing the amount of interest gain or loss during the period by the related average balance, both amounts not restated. The nominal rates calculated for each period have been converted into real rates using the following formulas:

Rp=	1 + Np	-1
	1 + I

Rd=	(1 + Nd) (1 + D)	-1
	1 + I
Where:
Rp = real average rate for Peso-denominated assets and liabilities (in Ps.) for the period;
Rd = real average rate for foreign currency denominated assets and liabilities for the period;
Np = nominal average rate for Peso—denominated assets and liabilities for the period;
Nd = nominal average rate for foreign currency denominated assets and liabilities for the period;
D = devaluation rate of the Peso to the U.S. dollar for the period; and
I = inflation rate in Argentina for the period based on the variation of the Consumer Price Index.

	2019				2020				2021
	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate
	(in thousands of Pesos)
ASSETS
Interest-earning assets Loans and other financing Non-financial Public Sector
Pesos	3,705,954	1,656,383	(5.94%)	44.70%	9,437,647	3,352,986	(0.45%)	35.53%	3,879,486	1,782,597	(3.31%)	45.95%
Foreign currency	103	—	—	—	—	—	—	—	—	—	—	—

Total	3,706,057	1,656,383	(5.94%)	44.70%	9,437,647	3,352,986	(0.45%)	35.53%	3,879,486	1,782,597	(3.31%)	45.95%
Other Financial Entities
Pesos	8,583,376	4,198,021	(3.20%)	48.91%	3,589,318	1,508,977	4.33%	42.04%	1,993,830	675,414	(11.30%)	33.88%
Foreign currency	1,040,875	62,486	9.16%	6.00%	280,125	18,908	10.16%	6.75%	9,830	579	(14.34%)	5.89%
Total	9,624,251	4,260,507	(1.86%)	44.27%	3,869,443	1,527,885	4.75%	39.49%	2,003,660	675,993	(11.31%)	33.74%
Non-financial Private Sector and Foreign Residents
Pesos	334,732,216	153,412,434	(5.20%)	45.83%	333,548,043	116,686,192	(0.85%)	34.98%	307,326,449	105,759,581	(10.95%)	34.41%
Foreign currency	129,455,531	9,566,088	10.59%	7.39%	56,089,010	7,770,213	17.49%	13.85%	25,713,436	6,526,721	1.43%	25.38%
Total	464,187,747	162,978,522	(0.80%)	35.11%	389,637,053	124,456,405	1.79%	31.94%	333,039,885	112,286,302	(9.99%)	33.72%
Other Debt Securities
Pesos	215,840,318	135,657,855	5.86%	62.85%	260,447,890	97,034,246	0.82%	37.26%	275,861,002	101,989,513	(9.26%)	36.97%
Foreign currency	3,985,842	154,878	6.99%	3.89%	7,383,251	60,279	4.04%	0.82%	12,605,039	161,756	(18.07%)	1.28%
Total	219,826,160	135,812,733	5.88%	61.78%	267,831,141	97,094,525	0.91%	36.25%	288,466,041	102,151,269	(9.64%)	35.41%
Repo Transactions
Pesos	10,865,859	6,750,429	5.40%	62.13%	46,665,150	10,667,632	(9.76%)	22.86%	23,565,791	8,536,022	(9.75%)	36.22%
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—

Total	10,865,859	6,750,429	5.40%	62.13%	46,665,150	10,667,632	(9.76%)	22.86%	23,565,791	8,536,022	(9.75%)	36.22%
Total interest-earning assets
Pesos	573,727,723	301,675,122	(0.81%)	52.58%	653,688,056	229,250,033	(0.79%)	35.07%	612,626,558	218,743,127	(10.09%)	35.71%
Foreign currency	134,482,351	9,783,452	10.47%	7.27%	63,752,386	7,849,400	15.90%	12.31%	38,328,305	6,689,056	(4.98%)	17.45%
Total	708,210,074	311,458,574	1.33%	43.98%	717,440,442	237,099,433	0.69%	33.05%	650,954,863	225,432,183	(9.79%)	34.63%
Total non interest-earning assets
Pesos	178,225,977	—	—	—	187,016,722	—	—	—	187,780,210	—	—	—
Foreign currency	153,922,782	—	—	—	154,455,228	—	—	—	149,619,508	—	—	—

	2019				2020				2021
	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate
	(in thousands of Pesos)
Total	332,148,759	—	—	—	341,471,950	—	—	—	337,399,718	—	—	—
TOTAL ASSETS
Pesos	751,953,700	—	—	—	840,704,778	—	—	—	800,406,768	—	—	—
Foreign currency	288,405,133	—	—	—	218,207,614	—	—	—	187,947,813	—	—	—
Total	1,040,358,833	—	—	—	1,058,912,392	—	—	—	988,354,581	—	—	—
LIABILITIES
Interest-bearing liabilities
Deposits
Non financial Public Sector
Pesos	31,686,400	11,967,787	(10.44%)	37.77%	57,006,543	14,453,564	(7.93%)	25.35%	30,594,874	8,782,407	(14.73%)	28.71%
Foreign currency	3,078,348	68,156	5.26%	2.21%	2,169,442	18,838	4.09%	0.87%	3,068,920	4,610	(18.98%)	0.15%
Total	34,764,748	12,035,943	(9.05%)	34.62%	59,175,985	14,472,402	(7.49%)	24.46%	33,663,794	8,787,017	(15.12%)	26.10%
Non financial Private Sector and Foreign Residents
Pesos	327,516,864	106,500,563	(13.85%)	32.52%	336,979,893	70,159,164	(11.25%)	20.82%	331,212,496	80,923,225	(17.56%)	24.43%
Foreign currency	163,906,822	3,275,763	5.04%	2.00%	87,603,031	696,267	4.01%	0.79%	68,619,306	101,194	(18.98%)	0.15%
Total	491,423,686	109,776,326	(7.55%)	22.34%	424,582,924	70,855,431	(8.10%)	16.69%	399,831,802	81,024,419	(17.80%)	20.26%
Financing received from the Central Bank of Argentina and other financial entities
Pesos	1,451,336	611,828	(7.59%)	42.16%	720,929	166,264	(9.61%)	23.06%	610,262	202,876	(11.73%)	33.24%
Foreign currency	6,209,919	315,740	8.22%	5.08%	1,302,551	78,523	9.42%	6.03%	547,867	17,863	(16.46%)	3.26%
Total	7,661,255	927,568	5.22%	12.11%	2,023,480	244,787	2.64%	12.10%	1,158,129	220,739	(13.97%)	19.06%
Issued Corporate Bonds
Pesos	15,246,370	4,906,293	(14.07%)	32.18%	8,762,652	2,336,383	(6.96%)	26.66%	3,963,765	862,078	(19.34%)	21.75%
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—

Total	15,246,370	4,906,293	(14.07%)	32.18%	8,762,652	2,336,383	(6.96%)	26.66%	3,963,765	862,078	(19.34%)	21.75%
Subordinated Corporate Bonds
Pesos	—	—	—	—	—	—	—	—	—	—	—	—

Foreign currency	50,107,112	3,500,346	10.18%	6.99%	50,729,604	3,619,241	10.55%	7.13%	46,583,259	3,245,046	(13.46%)	6.97%
Total	50,107,112	3,500,346	10.18%	6.99%	50,729,604	3,619,241	10.55%	7.13%	46,583,259	3,245,046	(13.46%)	6.97%
Repo Transactions
Pesos	1,783,941	691,467	(9.80%)	38.76%	1,389,214	295,464	(10.92%)	21.27%	1,041,271	294,566	(15.01%)	28.29%
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—

Total	1,783,941	691,467	(9.80%)	38.76%	1,389,214	295,464	(10.92%)	21.27%	1,041,271	294,566	(15.01%)	28.29%
Total interest-bearing liabilities
Pesos	377,684,911	124,677,938	(13.53%)	33.01%	404,859,231	87,410,839	(10.69%)	21.59%	367,422,668	91,065,152	(17.33%)	24.78%
Foreign currency	223,302,201	7,160,005	6.29%	3.21%	141,804,628	4,412,869	6.40%	3.11%	118,819,352	3,368,713	(16.80%)	2.84%
Total	600,987,112	131,837,943	(6.17%)	21.94%	546,663,859	91,823,708	(6.26%)	16.80%	486,242,020	94,433,865	(17.20%)	19.42%
Total non–interest bearing liabilities and shareholders’ equity
Pesos	381,276,401	—	—	—	451,849,150	—	—	—	453,647,632	—	—	—
Foreign currency	58,095,320	—	—	—	60,399,383	—	—	—	48,464,929	—	—	—
Total	439,371,721	—	—	—	512,248,533	—	—	—	502,112,561	—	—	—
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY
Pesos	758,961,312	—	—	—	856,708,381	—	—	—	821,070,300	—	—	—
Foreign currency	281,397,521	—	—	—	202,204,011	—	—	—	167,284,281	—	—	—
Total	1,040,358,833	—	—	—	1,058,912,392	—	—	—	988,354,581	—	—	—
Changes in interest income and interest expense; volume and rate analysis
The following tables allocate, by currency of denomination, changes in our interest income and interest expense segregated for each major category of interest-earning assets and interest-bearing liabilities into amounts attributable to changes in their average volume and their respective nominal interest rates for fiscal year ended December 31, 2021 compared to the fiscal year ended December 31, 2020 and to the fiscal year ended December 31, 2019, all based on information adjusted for inflation as of December 31, 2021.

	2019	2020	2021	December 2020/ December 2019 Increase (Decrease) Due to Changes in			December 2021/ December 2020 Increase (Decrease) Due to Changes in
	Interest Earned / (Paid)	Interest Earned / (Paid)	Interest Earned/ (Paid)	Volume	Rate	Net Change	Volume	Rate	Net Change
ASSETS
Interest-earning assets Loans and other financing Non-financial Public Sector
Pesos	1,656,383	3,352,986	1,782,597	2,562,245	(865,642)	1,696,603	(1,974,605)	404,216	(1,570,389)
Foreign currency	—	—	—	—	—	—	—	—	—
Total	1,656,383	3,352,986	1,782,597	2,562,245	(865,642)	1,696,603	(1,974,605)	404,216	(1,570,389)
Other Financial Entities
Pesos	4,198,021	1,508,977	675,414	(2,442,486)	(246,558)	(2,689,044)	(670,771)	(162,792)	(833,563)

	2019	2020	2021	December 2020/ December 2019 Increase (Decrease) Due to Changes in			December 2021/ December 2020 Increase (Decrease) Due to Changes in
	Interest Earned / (Paid)	Interest Earned / (Paid)	Interest Earned/ (Paid)	Volume	Rate	Net Change	Volume	Rate	Net Change
Foreign currency	62,486	18,908	579	(45,678)	2,100	(43,578)	(18,244)	(85)	(18,329)
Total	4,260,507	1,527,885	675,993	(2,488,164)	(244,458)	(2,732,622)	(689,015)	(162,877)	(851,892)
Non-financial Private Sector and Foreign Residents
Pesos	153,412,434	116,686,192	105,759,581	(547,366)	(36,178,876)	(36,726,242)	(9,183,400)	(1,743,211)	(10,926,611)
Foreign currency	9,566,088	7,770,213	6,526,721	(5,421,110)	3,625,235	(1,795,875)	(4,208,902)	2,965,410	(1,243,492)
Total	162,978,522	124,456,405	112,286,302	(5,968,476)	(32,553,641)	(38,522,117)	(13,392,302)	1,222,199	(12,170,103)
Other Debt Securities
Pesos	135,657,855	97,034,246	101,989,513	28,033,644	(66,657,253)	(38,623,609)	5,751,563	(796,296)	4,955,267
Foreign currency	154,878	60,279	161,756	132,330	(226,929)	(94,599)	43,082	58,395	101,477
Total	135,812,733	97,094,525	102,151,269	28,165,974	(66,884,182)	(38,718,208)	5,794,645	(737,901)	5,056,744
Repo Transactions
Pesos	6,750,429	10,667,632	8,536,022	22,242,629	(18,325,426)	3,917,203	(5,280,492)	3,148,882	(2,131,610)
Foreign currency	—	—	—	—	—	—	—	—	—
Total	6,750,429	10,667,632	8,536,022	22,242,629	(18,325,426)	3,917,203	(5,280,492)	3,148,882	(2,131,610)
Total interest-earning assets
Pesos	301,675,122	229,250,033	218,743,127	49,848,666	(122,273,755)	(72,425,089)	(11,357,705)	850,799	(10,506,906)
Foreign currency	9,783,452	7,849,400	6,689,056	(5,334,458)	3,400,406	(1,934,052)	(4,184,064)	3,023,720	(1,160,344)
Total	311,458,574	237,099,433	225,432,183	44,514,208	(118,873,349)	(74,359,141)	(15,541,769)	3,874,519	(11,667,250)
LIABILITIES
Interest-bearing liabilities
Deposits
Non financial Public Sector
Pesos	11,967,787	14,453,564	8,782,407	9,563,584	(7,077,807)	2,485,777	(6,697,763)	1,026,606	(5,671,157)
Foreign currency	68,156	18,838	4,610	(20,211)	(29,107)	(49,318)	7,862	(22,090)	(14,228)
Total	12,035,943	14,472,402	8,787,017	9,543,373	(7,106,914)	2,436,459	(6,689,901)	1,004,516	(5,685,385)
Non financial Private Sector and Foreign Residents
Pesos	106,500,563	70,159,164	80,923,225	3,085,298	(39,426,697)	(36,341,399)	(1,200,722)	11,964,783	10,764,061
Foreign currency	3,275,763	696,267	101,194	(1,523,702)	(1,055,794)	(2,579,496)	(154,174)	(440,899)	(595,073)
Total	109,776,326	70,855,431	81,024,419	1,561,596	(40,482,491)	(38,920,895)	(1,354,896)	11,523,884	10,168,988
Financing received from the Central Bank of Argentina and other financial entities
Pesos	611,828	166,264	202,876	(307,884)	(137,680)	(445,564)	(25,538)	62,150	36,612
Foreign currency	315,740	78,523	17,863	(249,570)	12,353	(237,217)	(45,487)	(15,173)	(60,660)
Total	927,568	244,787	220,739	(557,454)	(125,327)	(682,781)	(71,025)	46,977	(24,048)
Issued Corporate Bonds
Pesos	4,906,293	2,336,383	862,078	(2,086,472)	(483,438)	(2,569,910)	(1,279,643)	(194,662)	(1,474,305)
Foreign currency	—	—	—	—	—	—	—	—	—
Total	4,906,293	2,336,383	862,078	(2,086,472)	(483,438)	(2,569,910)	(1,279,643)	(194,662)	(1,474,305)
Subordinated Corporate Bonds
Pesos	—	—	—	—	—	—	—	—	—
Foreign currency	3,500,346	3,619,241	3,245,046	45,653	73,242	118,895	(297,855)	(76,340)	(374,195)
Total	3,500,346	3,619,241	3,245,046	45,653	73,242	118,895	(297,855)	(76,340)	(374,195)
Repo Transactions
Pesos	691,467	295,464	294,566	(153,008)	(242,995)	(396,003)	(73,986)	73,088	(898)
Foreign currency	—	—	—	—	—	—	—	—	—
Total	691,467	295,464	294,566	(153,008)	(242,995)	(396,003)	(73,986)	73,088	(898)
Total interest-bearing liabilities
Pesos	124,677,938	87,410,839	91,065,152	10,101,518	(47,368,617)	(37,267,099)	(9,277,652)	12,931,965	3,654,313
Foreign currency	7,160,005	4,412,869	3,368,713	(1,747,830)	(999,306)	(2,747,136)	(489,654)	(554,502)	(1,044,156)
Total	131,837,943	91,823,708	94,433,865	8,353,688	(48,367,923)	(40,014,235)	(9,767,306)	12,377,463	2,610,157
Interest-earning assets: net interest margin and spread
The following table analyzes, by currency of denomination, the levels of our average interest-earning assets and net interest income and illustrates the comparative margins and spreads for each of the years indicated all based on information adjusted for inflation as of December 31, 2021.

	Year Ended December 31,
	2019 (1)	2020 (1)	2021
	(In thousands of Pesos, except percentages)
Average interest-earning assets
Pesos	573,727,723	653,688,056	612,626,558
Foreign currency	134,482,351	63,752,386	38,328,305
Total	708,210,074	717,440,442	650,954,863
Net interest income (2)

	Year Ended December 31,
	2019 (1)	2020 (1)	2021
	(In thousands of Pesos, except percentages)
Pesos	176,997,184	141,839,194	127,677,975
Foreign currency	2,623,447	3,436,531	3,320,343
Total	179,620,631	145,275,725	130,998,318
Net interest margin real basis (3)
Pesos	(14.94%)	(10.61%)	(19.94%)
Foreign currency	4.99%	8.76%	(12.09%)
Weighted average rate	(11.16%)	(8.89%)	(19.48%)
Yield spread real basis (4)
Pesos	12.72%	9.90%	7.24%
Foreign currency	4.18%	9.50%	11.82%
Weighted average rate	7.50%	6.95%	7.41%

(1)	Figures adjusted for inflation as of December 31, 2021. See “Presentation of certain financial information”.
(2)	Defined as interest earned less interest paid.
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
Remaining maturity of government and private securities
We own, manage and trade a portfolio of securities issued by the Argentine and other governments and private issuers. The following table analyzes the remaining maturities of our investment portfolio as of December 31, 2021 in accordance with issuance terms (before allowances). For further information, see “
Item 3—Risk Factors—Argentina’s ability to obtain financing from international markets may be limited or costly, which may impair its ability to implement reforms and public policies and foster economic growth
”.

	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 year but within 10 years	Maturing after 10 years	Without due date	Total
	Book Value (in thousands of Pesos, except percentages)
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Local
Government securities:
Federal government treasury bonds in pesos adjusted by CER—Maturity: 09-20-2022	8,658,840	0	0	0	0	8,658,840
Federal government bonds in pesos—Private Badlar +200 PB—Maturity: 04-03-2022	7,335,099	0	0	0	0	7,335,099
Federal government treasury bonds in pesos adjusted by CER—Maturity: 03-25-2023	0	3,850,233	0	0	0	3,850,233
Federal government treasury bonds in pesos adjusted by CER—Maturity: 03-25-2024	0	3,728,494	0	0	0	3,728,494
Federal government treasury bonds in pesos adjusted by CER—Maturity: 03-06-2023	0	1,712,024	0	0	0	1,712,024
Letters of National Estate in pesos adjusted by CER to discount—Maturity: 06-30-2022	1,344,588	0	0	0	0	1,344,588
Letters of National Estate in pesos adjusted by CER to discount—Maturity: 07-29-2022	691,785	0	0	0	0	691,785
Letters of National Estate in pesos adjusted by CER to discount—Maturity: 05-23-2022	633,229	0	0	0	0	633,229
Federal government treasury bonds in pesos adjusted by CER—Maturity: 11-09-2026	0	621,469	0	0	0	621,469
Letters of National treasury to discount in pesos—Maturity: 12-31-2021	357,004	0	0	0	0	357,004
Other	1,294,278	204,490	175,513	24,128	0	1,698,409

	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 year but within 10 years	Maturing after 10 years	Without due date	Total
Subtotal local Government securities	20,314,823	10,116,710	175,513	24,128	0	30,631,174
Private securities:
Corporate bonds Tarjeta Naranja Class 048—Maturity: 04-26-2022	539,532	0	0	0	0	539,532
Corporate bonds Ledesma SA Class 010—Maturity: 05-27-2022	252,592	0	0	0	0	252,592
Debt Securities in Financial Trusts Secubono	192,308	0	0	0	0	192,308
Corporate bonds Arcor SAIC Class 009—Maturity: 07-06-2023	0	132,435	0	0	0	132,435
Corporate bonds Pan American Energy Argentina S,L Class 012—Maturity: 04-30-2027	0	105,729	26,432	0	0	132,161
Debt Securities in Financial Trusts Surcos	129,366	0	0	0	0	129,366
Corporate Bonds Tecpetrol SA CLASS 001—Maturity: 12-12-2022	108,760	0	0	0	0	108,760
Corporate Bonds Genneia SA Class 030—Maturity: 11-24-2022	104,312	0	0	0	0	104,312
Corporate bonds Pan American Energy Argentina S,L Class 009—Maturity: 11-15-2023	0	70,107	0	0	0	70,107
Corporate bonds Telecom Argentina SA Class 001—Maturity: 07-18-2026	0	40,524	0	0	0	40,524
Other	43,406	26,956	0	2,955	0	73,317
Subtotal local Private securities	1,370,276	375,751	26,432	2,955	0	1,775,414
TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	21,685,099	10,492,461	201,945	27,083	0	32,406,588
OTHER DEBT SECURITIES
MEASURED AT FAIR VALUE THROUGHT OTHER COMPREHENSIVE INCOME
Local
Government securities:
Federal government treasury bonds linked to dollar—Maturity: 04-28-2023	0	29,321,529	0	0	0	29,321,529
Federal government treasury bonds in pesos adjusted by CER—Maturity: 09-20-2022	25,114,882	0	0	0	0	25,114,882
Letters of National Estate in pesos adjusted by CER to discount—Maturity: 07-29-2022	19,588,804	0	0	0	0	19,588,804
Federal government bonds in pesos—Private Badlar +200 PB—Maturity: 04-03-2022	15,202,690	0	0	0	0	15,202,690
Federal government treasury bonds in pesos adjusted by CER—Maturity: 03-25-2023	0	10,414,066	0	0	0	10,414,066
Letters of National Estate in pesos adjusted by CER to discount—Maturity: 04-18-2022	9,905,621	0	0	0	0	9,905,621
Letters of National Estate in pesos adjusted by CER to discount—Maturity: 05-23-2022	4,021,054	0	0	0	0	4,021,054
Letters of National Estate in pesos to discount—Maturity: 01-31-2022	3,794,807	0	0	0	0	3,794,807
Federal government treasury bonds in pesos adjusted by CER—Maturity: 03-25-2024	0	3,357,516	0	0	0	3,357,516
Federal government treasury bonds in pesos adjusted by CER—Maturity: 08-13-2023	0	3,096,000	0	0	0	3,096,000
Others	597,656	159,403	279,814	0	0	1,036,873
Subtotal local Government securities	78,225,514	46,348,514	279,814	0	0	124,853,842
Instruments Issued by Central Bank of Argentina
Liquidity letters of Central Bank of Argentina in pesos—Maturity: 01-04-2022	21,520,780	0	0	0	0	21,520,780
Liquidity letters of Central Bank of Argentina in pesos—Maturity: 01-27-2022	18,879,645	0	0	0	0	18,879,645
Liquidity letters of Central Bank of Argentina in pesos—Maturity: 01-18-2022	18,637,794	0	0	0	0	18,637,794
Liquidity letters of Central Bank of Argentina in pesos—Maturity: 01-11-2022	17,725,328	0	0	0	0	17,725,328
Liquidity letters of Central Bank of Argentina in pesos—Maturity: 01-13-2022	17,501,774	0	0	0	0	17,501,774
Liquidity letters of Central Bank of Argentina in pesos—Maturity: 01-25-2022	16,551,744	0	0	0	0	16,551,744
Liquidity letters of Central Bank of Argentina in pesos—Maturity: 01-06-2022	15,888,779	0	0	0	0	15,888,779
Liquidity letters of Central Bank of Argentina in pesos—Maturity: 01-20-2022	6,264,907	0	0	0	0	6,264,907

	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 year but within 10 years	Maturing after 10 years	Without due date	Total
Subtotal instruments issued by Central Bank of Argentina	132,970,751	0	0	0	0	132,970,751
Foreign
Government securities:	4,109,963	0	0	0	0	4,109,963
US Treasury Bill—Maturity: 01-20-2022	4,109,963	0	0	0	0	4,109,963
Subtotal foreign Government securities	4,109,963	0	0	0	0	4,109,963

TOTAL OTHER DEBT SECURITIES MEASURED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	215,306,228	46,348,514	279,814	0	0	261,934,556
Weighted average rate (1)	39.39%	(1.64%)	26.06%	0.00%
MEASURED AT AMORTIZED COST
Local
Government Securities:
Federal government bonds in pesos at 22%—Maturity: 05-21-2022	22,742,357	0	0	0	0	22,742,357
Treasury bills of Province of Neuquén Series 1 Class 1—Maturity: 04-07-2022	311,717	0	0	0	0	311,717
Discount bonds denominated in pesos at 5,83%—Maturity: 12-31-2033	0	79,748	132,910	53,165	0	265,823
Debt securities of Province of Río Negro in pesos—Maturity: 04-12-2022	218,580	0	0	0	0	218,580
Treasury bills of Province of Río Negro Series 2 Class 1—Maturity: 06-15-2022	193,577	0	0	0	0	193,577
Treasury bills of Province of Neuquén Series 4 Class 1—Maturity: 02-28-2022	45,849	0	0	0	0	45,849
Subtotal local government securities	23,512,080	79,748	132,910	53,165	0	23,777,903
Private securities:
Corporate Bonds YPF SA Class 043 -Maturity: 10-21-2023	27,849	27,857	0	0	0	55,706
Debt Securities in Financial Trusts Surcos Series 020 Class A—Maturity: 07-15-2022	43,098	0	0	0	0	43,098
Debt Securities in Financial Trusts Secubono Series 209 Class A—Maturity: 05-30-2022	30,878	0	0	0	0	30,878
Corporate Bonds Santander Río Bank S,A, Class 021 -Maturity: 01-26-2022	26,651	0	0	0	0	26,651
Debt Securities in Financial Trusts Secubono Series 208 Class A—Maturity: 04-28-2022	26,117	0	0	0	0	26,117
Debt Securities in Financial Trusts Confibono Series 059 Class A—Maturity: 03-21-2022	21,038	0	0	0	0	21,038
Debt Securities in Financial Trusts Accicom Préstamos Pers Series 11 Class A- Maturity: 12-20-2022	19,358	0	0	0	0	19,358
Debt Securities in Financial Trusts Secubono Series 210 Class A—Maturity: 06-28-2022	18,608	0	0	0	0	18,608
Debt Securities in Financial Trusts Secubono Series 211 Class A—Maturity: 07-28-2022	13,095	0	0	0	0	13,095
Debt Securities in Financial Trusts Secubono Series 207 Class A—Maturity: 03-28-2022	5,998	0	0	0	0	5,998
Other	3,601	0	0	0	0	3,601
Subtotal local Private securities	236,291	27,857	0	0	0	264,148
TOTAL OTHER DEBT SECURITIES AT AMORTIZED COST	23,748,371	107,605	132,910	53,165	0	24,042,051
Weighted average rate (1)	34.21%	6.12%	6.12%	6.12%

EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS
Local
Prisma Medios de Pago SA	0	0	0	0	3,392,574	3,392,574
Mercado Abierto Electrónico SA	0	0	0	0	205,855	205,855
C.O.E.L.S.A	0	0	0	0	37,595	37,595
Matba Rofex SA	0	0	0	0	31,398	31,398
Sedesa	0	0	0	0	15,316	15,316
AC Inversora SA	0	0	0	0	10,178	10,178
Provincanje SA	0	0	0	0	8,857	8,857
Mercado a Término Rosario SA	0	0	0	0	7,414	7,414
Sanatorio Las Lomas SA	0	0	0	0	694	694

	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 year but within 10 years	Maturing after 10 years	Without due date	Total
San Juan Tennis Club SA	0	0	0	0	437	437
Other	0	0	0	0	690	690
Subtotal local	0	0	0	0	3,711,008	3,711,008
Foreign
Banco Latinoamericano de Comercio Exterior SA	0	0	0	0	12,457	12,457
Cedear McDonald	0	0	0	0	4,839	4,839
Cedear Berkshire Hathaway Inc.	0	0	0	0	4,818	4,818
Cedear Pepsico	0	0	0	0	4,799	4,799
Cedear Microsoft	0	0	0	0	4,688	4,688
Cedear Alphabet Inc. C.A	0	0	0	0	4,537	4,537
Cedear Nvidia Corp.	0	0	0	0	3,411	3,411
Cedear Wells F&C	0	0	0	0	3,289	3,289
Cedear Bankof America Corp.	0	0	0	0	3,259	3,259
Cedear Exxon Mob	0	0	0	0	3,233	3,233
Other	0	0	0	0	20,668	20,668
Subtotal foreign	0	0	0	0	69,998	69,998
TOTAL EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS	0	0	0	0	3,781,006	3,781,006

(1)
The average rates are weighted average of the internal rate of return (IRR) at each drop date of the species of each category.
These rates can be obtained from market data (IAMC, MAE, CAFCI, etc.) or, otherwise, from the rate calculated for the accounting accrual.

Loans and other financing portfolio
The following table analyzes our loans and other financing portfolio by type as of December 31, 2019, 2020 and 2021. Due to IFRS 9, as of December 31, 2019, 2020, and 2021, we calculate the allowances included in our financial statements under expected credit losses approach. For further information see note 3 to our audited consolidated financial statements as of December 31, 2021 and 2020.

	As of December 31.
	2019 (1)	2020 (1)	2021
	(in thousands of Pesos)
To the non-financial government sector	13,255,613	5,456,248	2,376,011
To the financial sector (2)	8,178,209	2,776,201	1,513,906
To the non-financial private sector and foreign residents
Overdrafts (3)	76,316,931	25,773,796	23,265,409
Documents (4)	40,407,860	39,509,084	39,661,549
Mortgages loans	26,178,200	20,351,800	22,015,063
Pledged loans (5)	8,233,401	4,918,559	7,326,213
Consumer loans (6)	200,844,088	197,686,310	188,577,512
Other loans	58,321,977	76,553,836	48,180,087
Accrued Interest, adjustments, foreign exchange and quoted price differences receivables	31,794,653	29,827,728	30,850,905
Other financing	2,289,454	2,716,274	1,637,069
Less: Unearned discounts	(1,473,297)	(2,028,417)	(3,411,159)
Less: Allowances	(10,417,922)	(14,985,662)	(9,631,477)
Total Loans and other financing	453,929,167	388,555,757	352,361,088

(1)	Figures adjusted for inflation as of December 31, 2021. See “Presentation of certain financial and other information.”
(2)	Includes loans to financial institutions, interfinancing (granted call) and other financing to Argentine financial institutions.
(3)	Includes overdraft lines of credit resulting from checking accounts.
(4)	Includes the face values of drafts, promissory notes and other bills transferred to us by endorsement for which the assignor is liable, whenever the latter is part of the non-financial private sector.
(5)	Includes the principal amounts actually lent of automobile and other collateral granted, for which the obligor is part of the non-financial private sector and productive investment loans.

(6)	Includes personal loans, credit card loans and other consumer loans. Overdrafts to individuals are included under “Overdrafts”.
Maturity composition of the loans and other financing portfolio
The following table analyzes our loans and other financing portfolio as of December 31, 2021, by type and by the time remaining to maturity. Loans are stated before deduction of the allowance for loan losses. We expect most loans to be repaid at maturity in cash or through refinancing at market terms.

	Maturing
	Amount as of December 31, 2021	Within 1 Year	After 1 Year but within 5 Years	After 5 Years	After 15 Years
	(in thousands of Pesos, except percentages)
To the non-financial government sector	2,376,011	2,048,125	327,886	—	—
To the financial sector (1)	1,513,906	936,038	577,868	—	—
To the non-financial private sector and foreign residents	—	—	—	—	—
Overdrafts (2)	23,831,944	23,831,944	—	—	—
Documents (3)	39,440,031	38,319,792	1,120,239	—	—
Mortgages loans	41,697,738	6,374,935	11,504,893	7,929,042	15,888,868
Pledged loans (4)	7,562,648	2,821,530	4,741,118	—	—
Consumer loans (5)	192,916,001	124,861,201	68,010,778	44,022	—
Other loans	51,017,258	38,877,224	11,296,358	387,266	456,410
Other financings	1,637,028	666,786	970,242	—	—
Total Loans and other financing	361,992,565	238,737,575	98,549,382	8,360,330	16,345,278
Percentage of total loans and other financing portfolio	100%	66%	27%	2%	5%

(1)	Includes loans to financial institutions, interfinancing (granted call) and other financing to Argentine financial institutions.
(2)	Includes overdrafts lines of credit resulting from checking accounts.
(3)	Includes the face value of drafts, promissory notes and other bills transferred to us by endorsement for which the assignor is liable, whenever the latter is part of the non-financial private sector.
(4)	Includes the principal amount actually lent of automobile and other collateral granted, for which the obligor is part of the non-financial private sector and productive investment loans.
(5)	Includes personal loans, credit card loans and other consumer loans. Overdrafts to individuals are included under “Overdrafts”.
Interest rate sensitivity of outstanding loans and other financing
The following table presents the interest rate sensitivity of our outstanding loans and other financings with maturities over one year as of December 31, 2021:

As of December 31, 2021
(in thousands of Pesos)
Loans and other financing with maturities over one year:
Variable Rate
To the non-financial government sector	327,885
To the financial sector
To the non-financial private sector and foreign residents	32,557,454
Total	32,885,339
Fixed rate
To the non-financial government sector
To the financial sector	577,868
To the non-financial private sector and foreign residents	89,791,783
Total	90,369,651
Total Loans and other financing with maturities over one year	123,254,990
Loans and other financing with terms of less than 1 year:

As of December 31, 2021
(in Pesos)
To the non-financial government sector	2,048,126
To the financial sector	936,038
To the non-financial private sector and foreign residents	235,753,411
Total loans and other financing with terms of less than 1 year	238,737,575

Total Loans and other financing	361,992,565
Analysis of the allowance for loan losses and other financing
The allowances for the year 2019, 2020 and 2021 were calculated based on the expected credit loss (“ECL”) according to IFRS.
The table below sets forth the activity in the allowance for loan losses for the years ended December 31, 2019, 2020 and 2021:

	Commercial portfolio (1)	Consumer portfolio (1)	Total

	(in thousands of Pesos)
ECL as of January 1, 2019	2,380,132	9,850,453	12,230,585
New assets originated or purchased	4,039,396	5,063,071	9,102,468
Assets derecognized or repaid	(1,701,932)	(3,006,075)	(4,708,007)
Amounts Written Off	(81,089)	(1,902,577)	(1,983,666)
Monetary effects	(1,321,282)	(2,902,175)	(4,223,457)
As of December 31, 2019	3,315,225	7,102,697	10,417,922

	Commercial portfolio (1)	Consumer portfolio (1)	Total

	(in thousands of Pesos)
ECL as of January 1, 2020	3,315,225	7,102,697	10,417,922
New assets originated or purchased	2,845,181	9,308,334	12,153,515
Assets derecognized or repaid	(1,773,612)	(815,639)	(2,589,251)
Amounts Written Off	(497,816)	(1,147,273)	(1,645,089)
Monetary effects	(775,366)	(2,576,069)	(3,351,435)
At December 31, 2020	3,113,612	11,872,050	14,985,662

	Commercial portfolio	Consumer portfolio	Total

	(in thousands of Pesos)
ECL as of January 1, 2021	3,113,612	11,872,050	14,985,662
New assets originated or purchased	5,086,366	4,399,787	9,486,153
Assets derecognized or repaid	(1,964,287)	(6,817,434)	(8,781,721)
Amounts Written Off	(455,855)	(567,958)	(1,023,813)
Monetary effects	(1,984,169)	(3,050,635)	(5,034,804)
At December 31, 2021	3,795,667	5,835,810	9,631,477

(1)	Figures adjusted for inflation as of December 31, 2021. See “Presentation of certain financial and other information”.

Ratio of net charge-off
The following table presents the ratio of net charge-offs to average loans and other financings by category for the fiscal years ended December 31, 2019, 2020 and 2021.

		As of December 31,
	2019	2020	2021
Overdrafts	0.60%	2.77%	0.30%
Documents	0.68%	0.17%	0.02%
Mortgage loans	0.31%	0.27%	0.49%
Pledged loans	0.09%	0.30%	0.17%
Consumer Loans	2.63%	1.30%	0.64%
Other loans	3.30%	1.05%	1.40%
Other financings	1.93%	1.31%	0.39%
Allocation of the allowances for loans and other financing losses
The following table allocates the allowance for loans and other financing losses by each category of financing and sets forth the percentage distribution of the total allowance for each of the fiscal years ended December 31, 2019, 2020 and 2021. The allowances for the year 2019, 2020 and 2021 were calculated based on the expected credit loss according to IFRS.

	As of December 31,
	2019 (1)		2020 (1)		2021

	(in thousands of Pesos, except percentages)
Overdrafts	1,585,867	15.2%	1,022,616	6.82%	708,386	7.35%
Documents	754,763	7.24%	781,971	5.22%	961,593	9.98%
Mortgage loans	787,126	7.56%	1,046,859	6.99%	1,998,177	20.75%
Pledged loans	265,191	2.55%	198,917	1.33%	123,555	1.28%
Consumer Loans	5,406,391	51.9%	9,510,573	63.46%	4,095,817	42.53%
Other loans	1,591,571	15.3%	2,374,082	15.84%	1,696,829	17.62%
Other financings	27,013	0.26%	50,644	0.34%	47,120	0.49%
TOTAL ALLOWANCES	10,417,922	100.00%	14,985,662	100.00%	9,631,477	100.00%

(1)	Figures stated in thousands of pesos adjusted for inflation as of December 31, 2021. See “Presentation of certain financial and other information”.
Deposits
The following table sets out the composition of each category of deposits that exceeded 10% of average total deposits in each of the years ended December 31, 2019, 2020 and 2021.

	Year Ended December 31,
	2019 (1)	2020 (1)	2021

	(in thousands of Pesos)
Deposits in Domestic Bank Offices
Non-interest bearing Demand Deposits (2)
Average
Pesos	97,380,762	124,022,346	118,304,747
Foreign currency	38,888,484	3,356,687	3,197,507

Total	136,269,246	127,379,033	121,502,254

Non-interest bearing Other Deposits
Average
Pesos	9,308,022	11,269,428	7,513,129
Foreign currency	3,526,738	3,337,807	2,981,928

Total	12,834,760	14,607,235	10,495,057

Savings Accounts
Average
Pesos	90,312,462	113,477,443	107,325,174
Foreign currency	58,408,761	62,909,105	56,819,625

Total	148,721,223	176,386,548	164,144,799

Average real rate
Pesos	(33.44%)	(23.90%)	(32.18%)
Foreign currency	3.00%	3.21%	(19.10%)

Total	(19.13%)	(16.86%)	(27.65%)

Time Deposits
Average
Pesos	268,890,797	283,501,887	257,642,883
Foreign currency	108,576,412	50,595,414	35,529,400

Total	377,467,209	334,097,301	293,172,283

	Year Ended December 31,
	2019 (1)	2020 (1)	2021

	(in thousands of Pesos)
Average real rate
Pesos	(6.87%)	(5.69%)	(11.64%)
Foreign currency	6.15%	4.64%	(18.87%)

Total	(3.12%)	(4.12%)	(12.52%)

Deposits in Foreign Bank Offices
Non-interest bearing Demand Deposits
Average
Pesos	—	—
Foreign currency	4,235,719	18,126,139	9,144,474

Total	4,235,719	18,126,139	9,144,474

(1)	Figures adjusted for inflation as of December 31, 2021. See “Presentation of certain financial and other information.”
(2)	Non-interest-bearing demand deposits consist of checking accounts.
Deposits by Type of Guarantee
The following table sets forth information regarding deposits by type of guarantee as of December 31, 2019, 2020 and 2021.

	As of December 31,
	2019			2020			2021
	(in thousands of Pesos)
	With guarantee	Without guarantee	Total	With guarantee	Without guarantee	Total	With guarantee	Without guarantee	Total
Checking accounts	24,068,793	79,538,676	103,607,469	42,506,352	104,909,148	147,415,500	36,113,386	103,210,678	139,324,064
Savings accounts	102,137,167	84,302,302	186,439,469	130,594,344	78,979,788	209,574,132	131,036,057	53,280,257	184,316,314
Time deposits	93,930,697	131,624,881	225,555,578	135,878,419	200,001,964	335,880,383	120,787,297	124,789,339	245,576,636
Investment accounts	24,291	12,263,708	12,287,999	740,209	34,171,144	34,911,353	1,757,598	7,802,992	9,560,590
Other	6,043,900	6,235,036	12,278,936	6,658,467	3,274,368	9,932,835	6,120,504	3,952,596	10,073,100
Total Deposits	226,204,848	313,964,603	540,169,451	316,377,791	421,336,412	737,714,203	295,814,842	293,035,862	588,850,704
All deposits in pesos and foreign currency placed in participating entities in the form of checking accounts, savings accounts, certificates of deposits or other forms of deposit that the BCRA may determine from time to time shall be subject to the Deposit Guarantee Insurance System up to the amount of Ps. 1,500,000 which must meet the requirements provided for in Presidential Decree 540/1995 and other requirements that the regulatory authority may determine from time to time. On the other hand, the BCRA provided from the exclusion of the guarantee system, among others, of any deposits made by other financial entities, deposits made by persons related to the Bank and securities deposits.
Maturity of Deposits Without Guarantee
The following table sets forth information regarding our deposits without guarantee as of December 31, 2021.

	Amount as of December31, 2021	Within 3 Months	Maturing After 3 but Within 6 Months	After 6, but Within 12 Months	After 12 Months

	(in thousands of Pesos)
Deposits without guarantee

Checking accounts
That exceed the guarantee	89,273,018	89,273,018	—	—	—
Without guarantee	13,937,660	13,937,660	—	—	—
Savings accounts
That exceed the guarantee	39,159,392	39,159,392	—	—	—
Without guarantee	14,120,865	14,120,865	—	—	—
Time deposits

	Amount as of December 31, 2021	Within 3 Months	Maturing After 3 but Within 6 Months	After 6, but Within 12 Months	After 12 Months

	(in thousands of Pesos)
That exceed the guarantee	88,625,909	86,378,489	2,081,301	137,674	28,445
Without guarantee	36,163,430	34,838,846	1,320,038	4,255	291
Investment accounts
That exceed the guarantee	1,001,138	808,099	192,153	879	7
Without guarantee	6,801,854	6,295,090	506,720	44	—
Other
That exceed the guarantee	2,957,470	2,956,069	1,401	—	—
Without guarantee	995,126	995,113	13	—	—
Total	293,035,862	288,762,641	4,101,626	142,852	28,743
Return on equity and assets
The following table presents certain selected financial information and ratios for the years indicated.

	Year Ended December 31,
	2019 (1)	2020 (1)	2021

	(in thousands of Pesos, except percentages)
Net income for the fiscal years	42,573,550	39,478,328	22,873,284
Average total assets	1,040,358,833	1,058,912,392	988,354,581
Average shareholders’ equity	199,061,118	221,259,037	224,985,849
Shareholders’ equity at the end of the fiscal year	217,948,890	228,745,729	239,637,445
Average shareholders’ equity as a percentage of average total assets	19.13%	20.89%	22.76%
Net income as a percentage of:
Average total assets	4.09%	3.73%	2.31%
Average shareholders’ equity	21.39%	17.84%	10.17%
Declared nominal cash dividends (2)	12,788,268 (4)	10,000,426	—
Dividend payout ratio (3)	31.34%	33.04%	—

(1)	Figures adjusted for inflation as of December 31, 2021. See “Presentation of certain financial and other information.”
(2)	Figures not restated.
(3)
Declared nominal cash dividends stated as percentage of net income calculated under Central Bank Rules. Net income in nominal value calculated under Central Bank Rules as of December 31, 2019, of Ps. 40,800,410 thousand, as of December 31, 2020, of Ps. 30,269,354 thousand and as of December 31, 2021 of Ps. 27,123,243 thousand.

(4)
In addition to the dividend approved by the shareholder´s meeting held on April 30, 2020, the shareholder’s meeting held on October 21, 2020, resolved to approve a complementary dividend for a total amount of Ps. 3,791.7 million.

Interest rate sensitivity
The following table shows the interest rate sensitivity of our interest-earning assets and interest-bearing liabilities based on contractual maturities all based on information adjusted for inflation as of December 31, 2021. Variations in interest rate sensitivity may also arise within the repricing periods presented.

	Remaining Maturity at December 31, 2021
	0-1 Year	1-5 Years	5-10 Years	Over 10 years	Without due date	Total

	(in thousands of Pesos)
Interest-earning assets:
Loans and other financing to non-financial Public Sector	2,048,014	327,886	—	—	—	2,375,900
Loans and other financing to non-financial Private Sector and Foreign Residents	228,641,721	95,456,317	2,831,755	21,545,140	—	348,474,933

	Remaining Maturity at December 31, 2021
	0-1 Year	1-5 Years	5-10 Years	Over 10 years	Without due date	Total

	(in thousands of Pesos)
Loans and other financing to other Financial Entities	927,331	582,924	—	—	—	1,510,255
Other Debt Securities	239,054,599	46,456,119	412,724	53,165	—	285,976,607
Repo Transactions	31,405,801	—	—	—	—	31,405,801

Total Interest-earning assets	502,077,466	142,823,246	3,244,479	21,598,305	—	669,743,496
Interest-bearing liabilities:
Non-financial Public Sector deposits	18,835,381	—	—	—	—	18,835,381
Non-financial Private Sector and Foreign Residents deposits	397,846,301	31,427	2	—	—	397,877,730
Financing received from the Central Bank of Argentina and other financial entities	432,624	5,102	—	—	—	437,726
Issued Corporate Bonds	2,990,809	—	—	—	—	2,990,809
Subordinated Corporate Bonds	915,269	41,058,900	—	—	—	41,974,169

Total Interest-bearing liabilities	421,020,384	41,095,429	2	—	—	462,115,815
Asset (Liability) Gap	81,057,082	101,727,817	3,244,477	21,598,305	—	207,627,681
Cumulative Asset/Liability Gap	81,057,082	182,784,899	186,029,376	207,627,681	207,627,681
Cumulative sensitivity gap as a percentage of total interest-earning assets	12.10%	27.29%	27.78%	31.00%	31.00%
Interest-earning assets in Pesos:
Loans and other financing to non-financial Public Sector	2,048,014	327,886	—	—	—	2,375,900
Loans and other financing to non-financial Private Sector and Foreign Residents	217,380,456	91,445,464	2,769,107	21,545,140	—	333,140,167
Loans and other financing to other Financial Entities	927,331	582,924	—	—	—	1,510,255
Other Debt Securities	234,944,636	16,975,187	132,910	53,165	—	252,105,898
Repo Transactions	31,405,801	—	—	—	—	31,405,801

Total Interest-earning assets in Pesos	486,706,238	109,331,461	2,902,017	21,598,305	—	620,538,021
Interest-bearing liabilities in Pesos:
Non-financial Public Sector deposits	14,321,545	—	—	—	—	14,321,545
Non-financial Private Sector and Foreign Residents deposits	337,250,863	25,456	2	—	—	337,276,321
Financing received from the Central Bank of Argentina and other financial entities	155,943	5,102	—	—	—	161,045
Issued Corporate Bonds	2,990,809	—	—	—	—	2,990,809

Total Interest-bearing liabilities in Pesos	354,719,160	30,558	2	0	0	354,749,720
Asset (Liability) Gap	131,987,078	109,300,903	2,902,015	21,598,305	0	265,788,301
Cumulative Asset/Liability Gap	131,987,078	241,287,981	244,189,996	265,788,301	265,788,301
Cumulative sensitivity gap as a percentage of total interest-earning assets	21.27%	38.88%	39.35%	42.83%	42.83%
Interest-earning assets in foreign currency:
Loans and other financing to non-financial Private Sector and Foreign Residents	11,261,265	4,010,853	62,648	—	—	15,334,766
Loans and other financing to other Financial Entities	—	—	—	—	—	—
Other Debt Securities	4,109,963	29,480,932	279,814	—	—	33,870,709

	Remaining Maturity at December 31, 2021
	0-1 Year	1-5 Years	5-10 Years	Over 10 years	Without due date	Total

	(in thousands of Pesos)
Total Interest-earning assets in foreign currency	15,371,228	33,491,785	342,462	—	—	49,205,475
Interest-bearing liabilities in foreign currency:
Non-financial Public Sector deposits	4,513,836	—	—	—	—	4,513,836
Non-financial Private Sector and Foreign Residents deposits	60,595,438	5,971	—	—	—	60,601,409
Financing received from the Central Bank of Argentina and other financial entities	276,681	—	—	—	—	276,681
Subordinated Corporate Bonds	915,269	41,058,900	—	—	—	41,974,169
Repo Transactions	—	—	—	—	—	—
Total Interest-bearing liabilities in foreign	66,301,224	41,064,871	—	—	—	107,366,095
Asset (Liability) Gap	(50,929,996)	(7,573,086)	342,462	—	—	(58,160,620)
Cumulative Asset/Liability Gap	(50,929,996)	(58,503,082)	(58,160,620)	(58,160,620)	(58,160,620)
Cumulative sensitivity gap as a percentage of total interest-earning assets	-103.50%	-118.90%	-118.20%	-118.20%	-118.20%

(1)	Includes instruments issued by the Central Bank
(2)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning asset

Item 4A.	Unresolved Staff Comments
None.

Item 5.	Operating and Financial Review and Prospects
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
A. Operating results
FINANCIAL PRESENTATION
Our accompanying consolidated financial statements as of December 31, 2021 and 2020 have been prepared in accordance with the IFRS as issued by the IASB.
Additionally, our consolidated financial statements as of December 31, 2021 and 2020 and the corresponding figures for previous fiscal years have been restated for the changes in the general purchasing power of the functional currency of the Bank as established by IAS 29. As a result, those consolidated financial statements are stated in terms of the measuring unit current at the end of the reporting period.
Due to high inflationary level that has prevailed in Argentina in the recent past, our management has considered that there is evidence to determinate Argentina’s economy as “hyperinflationary” under IAS 29 for accounting periods ending after July 1, 2018. In this regard, according to the official data published by INDEC the annual consumer price inflation rate was 24.8% in 2017, 47.6% in 2018, 53.8% in 2019, 36.1% in 2020 and 50.9% in 2021.
MACROECONOMIC ENVIRONMENT
Information presented in this section has been prepared in accordance with economic indicators as published by the Central Bank, the INDEC or other sources and therefore has not been adjusted for inflation.
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
After the 2018 balance of payments crisis, the Argentine economy performed very poorly in 2019, as economic activity fell by about 2.6%. According to IMF, the Argentine economy would have contracted by 2.2% in 2019 and forecasted a 5.7% contraction of the Argentine GDP in 2020, lower than the region average (a contraction of 5% if the South American GDP).
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

1.
Public Debt and its Sustainability
: The Executive branch is authorized to perform all necessary acts to recover and ensure the sustainability of the Argentine public debt. In addition, the National Government was authorized to issue debt securities to the Central Bank for an amount of up to U.S.$ 4,517 billion in exchange for reserves to be applied solely to meet Argentina’s foreign currency-denominated debt obligations.

2.
Energy System
: The Executive branch was authorized to freeze electricity and gas tariffs that are under federal jurisdiction for 180 days, starting on December 23, 2019, and to begin an integral renegotiation of such tariffs with the relevant utilities companies. Furthermore, the Executive branch was authorized to intervene in the administration of the
Ente Nacional Regulador de la Electricidad
(ENRE) and the
Ente Nacional Regulador del Gas
(ENERGAS) for a
one-year
period.

3.
Tax Obligations
: The income tax, personal assets tax, credit and debit in banks tax, export and import duties and social security tax rates were modified foreseeing a gradual increase in tax rates, and a new tax refund system was approved.

Furthermore, the new legislation introduced the
Impuesto Para una Argentina Inclusiva y Solidaria
(“PAIS Tax”) a special tax applicable to certain foreign exchange transactions.

4.	Wages : Law N° 27,541 authorizes the Executive branch to determine minimum wage increases to be mandatorily implemented by employers in the private sector.

5.
Pensions
: Commencing on the date of promulgation of Law N° 27,541, the use of the existing formula for the calculation of the periodic state pension adjustments was suspended for 180 days. Following the temporary suspension, the Executive branch will establish a new formula to be used to calculate the necessary pension adjustments on a trimestral basis.

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
The new regulations introduced in October 2019 also affect the regime regulating the import of goods into Argentina and payment thereof. Importers are required to declare the entry through customs of pre-paid
imported goods purchased form unrelated suppliers within 90 days. The pre-payment
of imports to suppliers related to the importer instead requires prior Central Bank approval. Importers can access the foreign exchange market in order to pay imported goods or to satisfy foreign-currency debt obligations arising in connection with import financing, only if certain requirements are satisfied: these include the requirement to declare and register the import of goods through the SEPAIMPO (“
Seguimiento de Pagos de Importaciones
”) system.
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
With tighter controls on imports and relative tranquility in the FX Market, the Central Bank was able to buy back foreign exchange denominated reserves in early November. Net intervention in the month remained negative (U.S.$ 327 million), although well below October, September or August, when the Central Bank sold more than US$1 billion per month. Likewise, gross international reserves grew up to U.S.$39 billion in mid-November,
although U.S. Dollar deposits grew by U.S.$23 million after two months of decreases of over U.S.$ 1 billion.
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
In 2020, the Treasury had to cover a fiscal deficit of 8.5 GDP points, equivalent to around Ps.2.3 trillion. The Treasury obtained net financing of Ps.386 billion, mainly as a result of the debt it managed to place during the second half of the year. More than 70% of maturities in Pesos were concentrated in the first half of the year. Meanwhile, the Central Bank’s monetary issuance to finance the Treasury rose to more than Ps.2 trillion between temporary advances and accounting profit transfers. In return, it sold foreign exchange at the FX Market for a total of Ps. 473 billion and absorbed funds from the financial system through the placement of short-term interest-bearing bonds and passive repos transactions that are renewed on a daily basis for an amount of Ps.1.6 trillion. The monetary base grew by 30.3% compared to the end of 2019.
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

Year 2021
Pursuant to the IMF’s estimates, global economy expanded by 5.9% in 2021, overcoming the 3.1% downturn caused by the pandemics in 2020. The GDP of developed countries increased by 5.2%, with the United States at the forefront with a growth of 6%, followed by the Euro zone and Japan with 5% and 2.4%, respectively. The GDP of emerging countries grew by 6.4%, with China standing out with an 8% growth rate, partly because of its initial success in controlling
Covid-19,
India with a 9.5% expansion and Latin America with a recovery surpassing 6% as compared to the previous year.
Strong recovery from the pandemic was coupled with a disturbing phenomenon, the reappearance of inflation at a global level. Several households turned to the market and, therefore, to the demand of goods and services, to invest savings accumulated throughout 2020 as a consequence of lockdown and the emergency incentives, both fiscal and monetary, implemented by the government. Increases in prices that were initially reflected in real property and other goods whose supply is significantly inelastic in the short term, rapidly spread to the other markets driven by the disruptions caused by the pandemic in global value chains and fiscal and monetary incentive policies. In that context, there was a strong rise in prices of those components associated to post-pandemic economic reopening such as restaurants, recreational services, air fares and other similar lines of business that, along with increases in prices of commodities, in particular, food and energy, boosted and spread the impact of inflation worldwide. Thus, inflation in the United States reached 7% in the year, representing the maximum figure in almost 40 years, whereas it reached 5% in the Euro zone, hitting a record since the monetary union of the bloc. In turn, the emerging world including Turkey (36.1%), Brazil (10%) and Mexico (7.4%), among other countries, also recorded a strong inflationary acceleration.
During 2021, the policy of the central banks in developed countries continued to give priority to the restoration of levels of activity and the recovery of employment in the understanding that the rise in prices was a short-lived fact and the tightening of the monetary and fiscal policies could bring the process to a halt. In that context, the lenient monetary policy was accompanied by new rounds of fiscal incentives, now of less significance and more closely targeted, as compared to those implemented in 2020. The United States extended the increased unemployment benefits and authorized transfers to low-
and middle-income individuals, further renewing subsides for education, health and pandemic-stricken small-sized
businesses. The European Union extended the suspension of its fiscal pact until 2023, allowing member countries to incur fiscal deficits in excess of 3% of their GDP. Expansionary fiscal policies were also implemented in Latin America: this is the case of Brazil that increased benefits to households and Chile that authorized a third advance withdrawal by members of pension fund administrators.
It was just by the end of the year that the Bank of England adjusted its interest rate providing for 15 base points increase in December (from 0.1 to 0.25%) and the Federal Reserve of the United States reported a gradual reduction in the purchases of financial assets and the possibility of increasing its reference interest rate during 2022 from 0% to 0.25% that had remained unchanged since the pandemic outbreak. Analysts reckon that there could be 3 or 4 rate increases. The European Central Bank adopted a similar criterion in line with its American counterpart and curtailed purchases of bonds although maintaining its reference rate at 0%. In turn, the monetary authorities of major Latin American countries adopted more aggressive measures in the light of the double risk of inflation acceleration and foreign exchange rate depreciation. The Central Bank of Brazil rose the Selic rate by 725 base points whereas its Chilean, Peruvian and Mexican counterparts rose their reference rates by 350, 225 and 125 points, respectively.
The recovery of the economic activity worldwide was conditional upon the evolution of the pandemic. The United States was among the first major countries to gain access to effective vaccination against
Covid-19.
By
mid-2021,
it had successfully immunized almost 50% of its population but it then faced strong resistance from the anti-vaccine movement, thus causing the campaign to come to a standstill. By the end of December, 61% of the population was immunized. The infection and mortality curves declined with the arrival of summer but by the end of 2021 new cases and hospitalizations were reported, in particular in those regions with lower vaccination rate.
The initial implementation of the immunization campaign in the European Union was delayed as concerns production and distribution of vaccines but it gained pace since May and by the end of 2021 almost 71% of the population was immunized. The new variants and winter weather had an impact on the rise in the infection curve in the last months of the year but, in countries such as Spain, with more than 80% of vaccinated population, mortality was considerably lower than in the previous waves. In Central and Eastern Europe, vaccination campaigns were less successful. In late December, hardly 50% of the Russian population was immunized and the rate of daily deaths was higher than that reported at any other time during the pandemic.
Access to vaccines against
Covid-19
in Latin America was delayed since suppliers prioritized developed countries with which they had executed contracts. Nevertheless, in the second half of the year it was possible to speed up the vaccination campaign by reason of the greater availability of vaccines; this was widely accepted by the population. By the end of 2021, Chile and Cuba had vaccinated 86% of their population, Uruguay 76% whereas approximately 70% of the population in Brazil and Argentina was vaccinated. Mortality peak in the region was recorded between April and June 2021, which a sharp decline in the second semester.

The development of its own vaccines allowed China to reach the highest coverage levels in Asia as almost 84% of its population was immunized in December. Other heavily populated countries such as India and Indonesia hardly exceeded 40% of immunization coverage by the end of the year. Infection and mortality curves followed a similar pattern as those in Latin America in the first semester although Asia underwent a second wave between July and September. Africa retains its role as a continent trailing far behind the others in terms of vaccination, as the immunization coverage continued to be below 10% in December. The greatest numbers of deaths from
Covid-19
took place between July and September but limitations on testing and reporting may suggest significant under-reporting.
Just like the pandemic had a very strong impact on the economy of the countries, from a social-political standpoint, a significant increase in social conflicts was recorded as well as certain deterioration in people’s confidence in political systems. Colombia, Ecuador and Cuba were the scene of massive protests. The results of the elections in Peru and Chile indicated the questioning of the traditional political system. 2021 also marked the return of coups d’état: there were five, the highest figure in several years, most of them in Africa.
By the end of the year, tensions between Russia, Ukraine and the NATO member countries escalated, strongly impacting on the price of natural gas in Europe, depending to a great extent on Russian supply. Energy crisis spread all over the world. In addition to the shortage of natural gas in Europe, China was forced to ration energy usage in factories due to lack of coal. The drought in Brazil detrimentally affected hydroelectricity production and resulted in an increase- by more than 30%- in the cost of energy in that country. Moreover, in July, the disagreements between Saudi Arabia and United Arab Emirates within the OPEC (Organization of Petroleum Exporting Countries), boosted an increase in oil prices. The price of crude oil at the end of the year was US$ 78.6/barrel, with an annual upsurge of 54.5%.
In the international markets, low interest rates helped risk appetite to remain high, boosting the quotation of variable-income financial assets, in particular, in developed countries. The Standard & Poor 500 stock index rose by 26.9% in the year, Nasdaq 100 rose by 26.6% whereas the Euro Stoxx 50 and the MSCI Desarrollados compound index recorded a 21% and 16.8% increase, respectively. Conversely, it was a negative year for the emerging markets. The MSCI Asia index (excluding Japan) dropped by 4.9% and the HangSeng index fell by 23,3%. The ShangaiComposite indicator dropped by 5.2% in the year. It was not a favorable year either for the Latin America stock exchanges. The MSCI LATAM fell by 2.5% in 2021. Brazil’s Bovespa index recorded the steepest decline, that is, 11.9%. The CAP index of Colombia decreased by 1.9%, whereas quotations in the stock exchanges of Santiago and Lima recorded marginal increases, 2.9% and 1.3% respectively. There are two exceptions: Mexico, whose Price and Quotations Index grew by 20.9% in the year and the S&P Merval of Argentina, which rose by 12.6% in 2021, measured in US dollars, bringing a halt to three years of negative figures. In turn, in a context of significantly abundant liquidity worldwide, the prices of commodities and cryptocurrencies gained certain importance in 2021, although in the case of cryptocurrencies such importance should be attributed to the increased quoted prices as well as the extreme volatility of the quotation thereof.
In 2021, the US
10-year
Treasury Bond yield fluctuated at around 1.5%, after being below 1% for the most part of 2020. German securities for the same term continued to show negative nominal yields, although ranging from
-0.52%
in January to
-0.18%
in December. French bonds regained a positive yield, with a 0.19% return by the end of the year.
The US dollar appreciated by 6.3% in 2021 with respect to a currency basket so that the “dollar-index” at the end of the year showed the same levels as those in mid-2020.
This was reflected in the parity with the Euro, ranging from 1.22 dollars in January to 1.14 dollars in late December. In turn, the Chinese Yuan followed the appreciation path that started in 2020, with its exchange rate ranging from 6.52 per US dollar by the end of 2020 to 6.35 per US dollar in December 2021, the lowest exchange rate since 2018.
The Argentine economy started 2021 amid doubts. On the one hand, the risk of drought and slow availability of vaccines created uncertainty and, on the other hand, the economy benefitted from higher international prices of export products. Even though the second wave of
Covid-19
had a strong impact in April and May, the fact that the immunization campaign moved forward, facilitating the fast reopening of almost all activities still subject to restrictions, the improvement in the terms of trade and a rather mild drought, allowed the level of economic activity to recover faster than guessed by most analysts, thus ending the year with a growth rate of about 10%, recovering almost all losses in 2020.
It was a very heterogeneous but still incomplete recovery. Some sectors, such as industry or construction, that were at an advantage due to an earlier reopening, reached records close to those in the first half of 2018 despite the foreign exchange fluctuations. Instead, the recovery of services associated to tourism, food and commerce, started only in the first quarter of 2021, after Argentina having overcome the second wave of
Covid-19.
On the supply side, the gradual reduction of health restrictions in mid-2021,
adjustment in the formal salary late in 2021 and unemployment reduction, steadily boosted domestic consumption, whose level is deemed to have increased by 9.7% in the year, slightly below that of the GDP. It is estimated that there was a significant upsurge in gross investments, approximately 32% in 2021, although it still does not suffice to achieve a sustained growth as it does not exceed 17% of the GDP, measured at current values. Exports of goods and services grew by approximately 8% whereas a 22% increase in imports was recorded, measured in terms of volume, as shown in the domestic accounts. The leap in imports was associated to a recovery of the activity and the regulations in force to make payments abroad.
Improvements in the activity were reflected in almost all the economy sectors. In the first 10 months of 2021, the construction sector grew by 33% as compared to the figures in 2020, followed by the fishing industry that recorded an increase of almost 20% and the manufacturing industry with almost 17%. Hotels and restaurants (one of the hardest-hit
sectors in 2020) and retail commerce showed signs of very satisfactory performance. Agriculture, cattle-raising and forestry recorded a drop in growth while financial intermediation growth was set at less than 1 point, seriously affected by low credit demand for much of 2021.
Automotive was the most dynamic sector in the manufacturing industry with a 54% growth throughout the year, benefitting from the sound demand from Brazil, followed by the textile and clothing sector with a 47% expansion. Mention should then be made to the sectors of non-ore
minerals and metalworking industry, with a 32% growth in the year. There was an improvement in the use of installed capacity in the industry that reached 68.8% in November 2021, that is, a 5.5 percentage point increase as compared to the previous year. Basic metal industries work closer to full performance with 86.9% of used capacity.
Oil production experienced a strong upsurge, in particular as concerns the Vaca Muerta region. Increased extraction of crude oil was set at above 6.5%, surpassing the 2020 levels. As concerns gas, the recovery rate hardly reached 1%, but the last months of the year showed remarkable dynamism, as compared to the first semester, satisfactorily paving the way for 2022. There is a constraint factor for this sector, that is, the lack of a gas pipeline for the transportation of gas from production areas to consumption centers. Construction of the gas pipeline is underway.
At a retail level, the lifting of health restrictions along with the more intensive use of privately-owned automobiles in lieu of public transport for fear of infection, boosted an increase in fuel consumption. Preliminary estimates indicate that, during 2021, sales of gasoline and diesel fuel would have gone up by 29% and 14%, respectively. In contrast to the foregoing, public transport did not recover the volume recorded prior to the pandemic. The Buenos Aires subway system did not succeed in transporting half of more than 30 million individuals per month who used such means of transport before the outbreak of the pandemic.
The activity of small retailers increased by 14.8% in 2021, as reported by the Argentine Chamber of
Medium-sized
Businesses (Cámara Argentina de la Mediana Empresa). Shopping malls also recorded a two-digit
growth rate in their activity whereas sales in supermarkets at constant prices hardly increased by 1%. These figures are in line with the information that consumers’ confidence declined by almost 4% as compared to the end of 2020, despite the economic growth. Likewise, the demand of durables has steadily increased even though, according to the surveys, the personal situation of consumers has worsened and they have low expectations that the macroeconomic situation may improve as compared to their expectations in December 2020.
The construction sector is more optimistic than consumers. Businessmen in both public and private projects reckon that the activity will get better in the ensuing months at a ratio of 2 to 1 in private works and 5 to 1 in public works. Asphalt, mosaic tiles and concrete were the most demanded products in this sector. Cement production grew by 26% in 2021 whereas manufacturing of steel, that is also used in other high-growing sectors such as the automotive industry, purportedly grew by 33.5%.
Economic recovery permitted employment levels to conspicuously upgrade. The employment rate, that had reached a minimum 33.4% in the pandemic, recovered until reaching a 42.9% rate in the third quarter of 2021. Unemployment ranged from a maximum 13.1% to 8.2%, the lowest rate since 2017. In the third quarter of 2021, 46.7% of the economically active population worked or was looking for a job, this being slightly lower than the 47.2% rate in the third quarter of 2019.
With over 12.3 million individuals, the number of formal workers is at its peak since May 2018. In the first 10 months of 2021, 437,477 job opportunities were created, as per the following breakdown: 135,400 jobs in the private sector under an employment relationship, 92,300 in the public sector (including the federal, provincial and municipal governments) and 212,000 are new workers subject to the simplified regime for small taxpayers (monotributistas). In the private formal sector, the construction industry showed the highest records although the commercial and information technology sectors significantly grew in terms of creation of job opportunities, as well as other branches of manufacturing, such as the metalworking industry.
Prohibitions against dismissal were still in force throughout 2021 although double indemnification amounts were capped at Ps. 500,000. The foregoing represented a relief on costs to be incurred by businesses that had to dismiss their personnel. However, market rigidities did not diminish, as is shown by the fact that a significant part of improvement in employment levels was channeled through unregistered salaried employees who nowadays account for 33% of the total number of workers.

Salaries in the private formal sector were two points above the inflation rate whereas such upsurge in the public sector was slightly higher, thus breaking the streak of 3 years in a row of downfall in real salaries. Informal workers were unable to prevent their income from decreasing. They saw their purchasing power decrease by 10 points in accordance with the salary index reported by the INDEC. The RIPTE index that measures the permanent salary of formal workers was Ps. 100,590 in November, increasing 1.5% as compared to the former year, although it was 13% below the level recorded in the previous five years. In turn, the purchasing power of retirees decreased by 6% in real terms as a consequence of adjustments determined under executive orders and the application of the formula established by law, taking into account past inflation rather than the current figures.
As concerns foreign trade, Argentina was able to achieve a surplus of approximately US$ 14,750 million by the end of the year, in its balance of trade, representing almost 3% of the GDP. In 2021, prices of exports and imports grew by about 42% and 49%, respectively. Both international prices for exports and imports, as well as volumes thereof significantly increased during such year in consistence with certain normalization of the economies in the post-pandemic era. As concerns exports, assessed in US dollars, energy and natural gas exported to Brazil have experienced the highest growth rates, followed by sales of manufactures of industrial origin. Exports of food grew at a slower pace due to harvesting problems. In terms of imports, energy recorded the greatest increase since imports of liquefied gas into the Bahia Blanca port were reinstated. Imports of intermediate goods ranked second whereas consumption goods and automobiles increased the least.
Upon computing real services together with interest and dividends, the result of the balance of payment in 2021 would have been a surplus of about 1% of the GDP, one of the highest levels recorded in the last decade. However, this comparison is not totally accurate since part of such surplus should be attributed to the pandemic and the restrictions imposed on foreign exchange transactions during 2021, quite a different scenario from that of previous years.
From a fiscal standpoint, primary deficit strongly decreased from 6.37% of the GDP in 2020 to approximately 3.1% in 2021, without considering the non-recurring
contributions of Special Drawing Rights (Derechos Especiales de Giro, “DEG”) from the IMF in August. Primary expenditure (before interest) dropped from 24% of the GDP to approximately 21.3%. Apart from the increase in the denominator, the decrease in primary expenditure in terms of the GDP is the consequence of reduction in disbursements related to
Covid-19
(such programs as the ATP and IFE were no longer in force in 2021) and reduced public pension expenditure, partially offset by increased expenses associated to subsidies to energy and transportation and investments in infrastructure.
Total revenues of the public sector are estimated at 18.1% of the GDP because, among other factors, export duties rose in 2021, partially compensated by a drop in the collection of tax on personal assets. In turn, there was an increase in the tax on financial income and non-tax
revenues, in this case by the extraordinary levy on large net worth individuals that raised almost 0.5% of the GDP. Furthermore, the government obtained additional revenues on account of the extraordinary allocation of DGE from the IMF.
After adding interest amounts, the aggregate deficit represents 4.6% of the GDP or Ps. 2.1 trillion. Of this aggregate amount, the sum of Ps. 736,000 million was financed by the Pesos market by means of public auctions and Ps. 1.7 thousand million from the Central Bank through temporary advances and profit remittances. Such financing also proved useful to pay off international obligations to international organizations that fell due in such year.
The Argentine government sought to issue mainly fixed-interest rate instruments in Pesos. However, the persistent inflation level and foreign exchange tensions forced it to gradually rely on the issuance of
CER-index
linked bonds or pegged to the dollar quotation (“dollar-linked”). Thus, 58% of debt securities issued in local currency at year-end
is adjusted by inflation.
In turn, 70% of the total debt is denominated in foreign currency although 60% thereof is governed by Argentine law. 63% of such debt is documented by bonds whereas the rest consists of loans from international organizations and temporary advances from the Central Bank. Approximately 40% of the gross public debt is in the hands of other governmental agencies.
There were almost no maturities of US dollar debt to the market in 2021 and payment of interest in 2022 did not exceed US$ 2,000 million. However, the country-risk by the end of the year ranged from a minimum of 1,375 to 1,914 base points until reaching 1,700 base points in late 2021, with securities yielding 25% per annum in US dollars.
Inflation significantly accelerated as compared to 2020, from a year-to-year
36.1% to 50.9% in December, after having reached a
year-to-year
52.47% cap in September. In addition to the exchange and tariff policy, the government tried to give responses throughout the year, such as export quotas for some products and the freezing of certain prices. Core inflation reached 54.87% in 2021, seasonal products and services increased by 50.08% and prices for regulated goods and services recorded a 37.72% increase. The clothing sector recorded the highest increase in terms of prices that rose by 64.64%. Food, the most important component of the Consumer Price Index increased by 50.35%. Housing and communication expenses, increasing 28.35% and 35.78%, respectively, were the sub-indexes
with the lowest increase, in both cases affected by regulations issued by the national and provincial governments.

Wholesale inflation was hardly higher than retail inflation, recording a 51.3% rate in 2021. Domestic products increased by 52% whereas those imported recorded a 44.6% surge, approximately twice the increase of the US dollar quoted price. Among manufactured products, food increased by 45.2% and textile products recorded a year-to-year
58.2% increase. Electricity at a wholesale level grew by 61%. Construction costs grew by 48.5% in 2021, slightly below retail and wholesale inflation on account of an increase in the price of materials, by 55.3%, but costs of labor increased by only 41.53%.
The Gini coefficient that measures the distribution of income continued to be set at 0.44 even though social security plans strongly increased during the pandemic and allowances under the “Plan Alimentar” rose in 2021. Health restrictions more fiercely affected low-income
population and informal workers. 10% of individuals who generate more income obtains 20 times more than 10% of the poorest individuals.
In the first semester in 2021, poverty rate was 40.6% of the population, representing a slight decrease as compared to the 42% rate as of the end of the year. Extreme poverty (indigence) affects 10.7% of the population in Argentina.
The health crisis along with economic distress have caused tensions of all kinds, affecting the population. At a political level, the worsening of the pandemic in the second quarter triggered off disagreements between national and provincial authorities in connection with health restrictions. After the success of the opposition in the November mid-term
legislative elections (at a national level, the opposition obtained 41.7 % of votes as compared to 33.6% of the governing party) some changes took place, including those in the Ministries of Security, Agriculture, Education, Foreign Affairs and Science.
Money market and Argentine financial system
Information presented in this section has been prepared in accordance with economic indicators and historical information of the financial system, as published by the Central Bank or INDEC and therefore has not been adjusted for inflation.
Year 2019
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
What refers to credits, in 2019 loans measured in Pesos and in U.S. dollars (public and private sector) rose by 15.8% in average, totaling Ps. 2,595 billion, well below inflation. Credit in Pesos (public and private sector) rose by 17.9% in average and fell 3 percentage points in relation to GDP to 7.5%, mainly affected by the collapse of consumer loans. Credit in U.S. dollars (mostly exports pre-financings
to the private sector) fell by US$ 4,800 million to the amount of US$10.7 billion.

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
Available data as of November 2019, indicated that the profitability of the consolidated financial system increased during 2019. In the first 11 months of the year, banks obtained a profit of Ps. 758,239 million, 79.4% above the Ps. 422,609 million they recorded for the same period in 2018 and higher to inflation. The return on assets reached 4.8% in average, exceeding the 3.7% average for the same period in 2018. This increase in profitability was mostly explained by the good result of security operations, which averaged 13.2% of assets, against 6.3% in 2018, a result that complemented the interest margin that averaged 11.3% of assets, slightly above 11% from a year before. Thus, the financial margin increased by 2.9 p.p. to 13.5% of assets against 10.6% in 2018. Also, there was an increase in interest expenses that averaged 14.6% of assets in 2019 versus 9.3% a year before.
On the other hand, administrative expenses grew by an accumulated 55.4%, slightly above inflation. Results for services grew by an accumulated 34.2% las year. Charges for uncollectibility of private banks increased and remained at relatively low levels, while the irregular portfolio averaged 4.4% of the financings, the highest level since 2006 and above 2.2% in 2018.
Regarding capitalization, capital represented the 17.5% of the risk weighted assets in November (over the 15.6% a year ago), with an excess of integration regarding the 101% requirement. Also, private bank exposure to the public sector averaged 19.4% of assets (which includes loans to the public sector, securities and LELIQs), above the accumulated 13.1% for the same period in 2018.
Year 2020
In order to adapt to the new economic and social reality, the Argentine government gradually shifted its monetary policy in the course of 2020, starting by reducing Central Bank’s assistance to the Treasury to a minimum and the placement of LELIQs, and then financing the fiscal deficit caused by the expenses originated in the pandemic with almost no limitations. The pressures on the FX Market, the monetary imbalance and the insufficient demand for pesos to absorb the surplus liquidity led the Central Bank to intervene not only in the FX Market by selling reserves but also to continue placing notes (such as LELIQs) in the financial system to avoid a monetary and exchange overflow.
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
In order to take pressure off the foreign exchange market and Central Bank reserves, at the beginning of October, the Central Bank increased the rate of overnight repos from 19% to 24%. At the same time, through Communication “A” 7122, the Central Bank established that financial institutions must reduce their net position in LELIQs by 20% compared to their average position in September. By causing banks to disarm these positions with a remuneration of 3.2% per month and offering them the alternative of a short pass that now paid 2% per month, the weighted cost of sterilization fell slightly from 2.8% to 2.7% monthly. On the other hand, by shortening terms from 28 days to 1 day, the Central Bank became more exposed to the daily renewal of interbank repos, facing a greater relative number of short maturities than before.

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
The
non-performing
ratio of the financial system reaches 4.1% of the total and 3.9% considering the private sector only. Among private banks the number is even lower, standing at 2.2%. Private banking has made allowances for more than 200% of its non-performing
portfolio. The numbers are not comparable to previous years for two reasons. First, the morosity terms were softened by the Central Bank. Secondly, the compulsive credit card refinancings that occurred in April and September respectively kept potentially compromised borrowers from falling behind on payments. Likewise, the same situation occurred with borrowers of loans that are adjusted for UVA, which were not adjusted in 2020.
The financial system has a capitalization ratio of 21.4% (level 1 capital indicator), 75% in excess of the Basel standards requirements.
Year 2021
During 2021, the monetary policy was perceived as multifaceted. From a nominal approach, interest rates remained significantly stable. The monetary policy rate remained unchanged throughout 2021, at 38%, whereas the rate for one-day
and
seven-day
swaps was set at 32% and 36.5%, respectively. The Badlar rate remained at about 34%, consistently with the remuneration of corporate time deposits in excess of one million Pesos during the same period. Interest rates for retail time deposits in amounts of less than one million Pesos remained at 37% for the entire period. The rate of interest on advances to companies was not subject to any material changes either, with an average rate of 35%, while interbank rates ranged from 28% to 30% throughout 2021.
The monetary base by the end of the year was Ps. 3.65 trillion, representing a 47.9% increase as compared to the previous year-end
(2020), that is, three (3) percentage points below the inflation rate. By the end of the year, the private deseasonalized M2 indicator- as a GDP percentage- recorded a 5% increase compared to the historical average, an indication of certain excess money supply.
The factors for the expansion of the monetary base by Ps. 1.18 billion during 2021 were basically three-fold. The National Treasury financing demanded Ps. 1.76 billion, net, for temporary advances and profit remittance. Furthermore, the issuance of a net amount of Ps. 451,000 million was required to purchase foreign exchange in an amount equal to US$ 5,049 million in the exchange market. For the purposes of neutralizing the monetary impact of this issuance, it was necessary for LELIQ and Swaps to be placed in the financial system in an amount of nearly Ps. 1.9 trillion along with the intervention in the bond market and Rofex for the purpose of sterilizing an additional amount of Ps. 490,000 million. As a compensatory measure, an amount of nearly Ps. 1.4 trillion as interest on the interest-bearing debt was issued.
In 2021, the exchange market retained the same structure that was in place during the previous year with certain additional restrictions on some of its segments. In the official exchange market, the US dollar quotation underwent three clearly differentiated stages. In the first quarter, Peso devaluation in that market went hand in hand with inflation figures, even exceeding such figures at times. Since April, devaluation rate decreased, ranging from 1% to 1.2% per month and became delinked from inflation. Such policy lasted until the November midterm legislative elections. In the last month of the year, the Central Bank allowed the Peso to depreciate further until reaching a monthly depreciation of 2%, still below the inflation rate. In the “point to point” measurement, the official dollar grew by 22.1%, as compared to a 41% increase in domestic prices adjusted by a 7% inflation in the United States. This implies a real appreciation of Peso vs. commercial US dollar of over 13% in 2021. Measured in multilateral terms and using the Central Bank´s index, the real exchange rate for commercial transactions appreciated by 21%.
The gap between the official exchange rate and the quoted price of the US dollar in those markets whose counterpart is not the Central Bank, followed the same timeline. Between August and December, the dollar in the market known as blue-chip swap market or “CCL” by its Spanish acronym, was quoted at a price higher
-98%
in average- than that of the official dollar. Between January and July such gap fluctuated at 70%, partly for reasons proper to the market and also due to the government intervention in the foreign currency denominated bond market. Following the elections, such gap rose again until reaching almost 100% by the end of the year.
Transactions in the official exchange market faced two very dissimilar scenarios throughout the year. Driven by the good international export prices and the settlement of proceeds thereof through the foreign exchange market, during the first half of 2021, the Central Bank accumulated international reserves in excess of 7,100 million dollars, which were partially sold (2,100 million on net basis) during the last months of the year. Moreover, it received an amount of 4,334 million dollars in the nature of Special Drawing Rights (Derechos Especiales de Giro, “DEG”) from the IMF, to which Argentine was entitled as a result of the authorization granted to the Central Bank by the IMF member countries to issue domestic currency on account of the health emergency situation. The cancellation of debt service due to the international organization, payment of some private sector indebtedness and other public sector and market transactions almost totally depleted inflows into reserves during such year, as a result of which the Central Bank could hardly retain 275 million dollars by the end of the year. It is worth mentioning that the Argentine government resolved to postpone the negotiation of a new credit facility program and honor its debts with the international organization that fell due in the last months of the year with the DEGs received from the IMF.
Thus, the Central Bank´s gross reserves, including those associated to the minimum cash requirements for deposits in foreign currency accepted by the banks, amounted to US$39,662 million by the end of the year, virtually the same level of gross and net reserves held at the beginning of the year.
The trend of real growth in Peso deposits recorded in 2020 continued in 2021. Total deposits in Pesos increased by 61.1%, based on a point-to-point
measurement, that is, slightly over 6% in real terms. As concerns the private sector deposits, such increase was somewhat lower, that is, a 59.2% nominal growth and 5.2% in real terms. Sight deposits increased by almost 8%, adjusted for inflation, whereas time deposits rose by 3% in similar terms. The increase in time deposits was extremely uneven: the balance of customary deposits rose by 1% in real terms while those adjusted for inflation increased by 91%. Dollar deposits from the private sector marginally fell in nominal terms
-1.1%
or
-7.5%
if adjusted for inflation in the United States. Deposits in Pesos and Dollars from the public and private sectors accounted for almost 25% of the GDP.
The minimum cash requirements established by the Central Bank acting as the system´s regulatory authority, reached 45% of the average balance for sight deposits in larger entities, 32% for time deposits with a maturity of less than 29 days, 22% for deposits with a maturity of between 30 and 59 days and 4% for deposits with a maturity of up to 89 days.
Smaller-sized
entities have a lower minimum cash requirement. Deposits adjusted for inflation (UVA) are subject to a reserve requirement pattern of 7%, 5% and 3% based on their length (less than 29, less than 59 and less than 89 days, respectively). The minimum cash requirement for deposits in foreign currency with a maturity of up to 29 days is set at 23% of the average but, in a context of low demand of loans in foreign currency, liquidity balances in foreign currency are significantly higher.
Loans in Pesos to the private sector increased by 49.2%, based on a point-to-point
measurement, that is, a slight 1% decline in real terms. The balance of loans to the private sector in dollars dropped by 25% in view of the private sector expectations that an increase in the quoted price of the US dollar in the official exchange market would surpass interest rates in Pesos. In the consumption segment, credit card financing decreased by 8% whereas personal loans remained unchanged after being adjusted for inflation. There was a 3.7% recovery in the demand of commercial credit facilities, in real terms. In turn, there was a 11% drop in mortgage loans while pledge loans rose by 46%.
Delinquency levels recorded a slight increase until reaching 4.3% by the end of 2021. This represents an increase from the 4.2% reported in December 2020; however, the figures are not totally comparable since the Central Bank had modified the rules for recording late payments during the pandemics and the situation returned to normal after June 2021. Upon comparing such figures with those in 2019, arrearage fell from the 5.7% recorded at that time and even more following a peak of 6.1% in February 2020, just before the outbreak of the pandemics. Coverage of late payments by means of allowances is 110%, a decrease from the 136% recorded at the end of 2020.

Delinquency is quite heterogeneous based on the type of financial institutions. Late payments reported by private banks is only 2.8% with a 151.7% coverage by means of allowances. Likewise, in the case of official banks, such figure has more than doubled, with an uncollectibility ratio of 6.6% and allowances providing arrearage coverage (85%). The uncollectibility charges of the system ranged from an average of Ps. 21,600 million per month in 2020 to Ps. 13,500 million per month in 2021, on a constant currency basis, in consistence with late payments reduction.
As part of a set of initiatives aimed at channeling the supply of bank loans to some segments in the market and the National Treasury, the Central Bank has authorized that minimum cash requirements be partially satisfied by means of certain government securities purchased at auctions and debt of the monetary authority that entities may use in accordance with their participation in credit programs under the regulation. Hence, the share of revenues from holdings of debt of the National Treasury and the Central Bank for the entire system in the aggregate financial revenues rose from 50% to 57%, whereas interest on loans dropped from 40% to 34%.
Without experiencing significant changes in expense coverage with revenues from non-financial
services, the evolution of bank profitability was driven by the results of financial intermediation. Slow payment recovery fell short in compensating the drop in intermediation margin so that aggregate earnings in 2021 significantly decreased. After recording average monthly profits in an amount of Ps. 27,600 million in 2020, an amount equal to Ps.17,600 million per month was recorded in 2021. Mention should be made to the factors that impaired bank profitability during that term such as, among others, low credit demand, subsidized loans, regulated interest rates that impacted on the margin of financial intermediation. There was a 36% decrease in profits for the entire system and 46% for the private sub-system.
Thus, accumulated ROA for 2021 adjusted for inflation declined from 2.4% to 1.1%. In turn, accumulated ROE was 7.2% for the total financial system and 8.0% for the private bank subsystem.
The system is capitalized to a very satisfactory extent. Capital integration is 25.6%, that is, 239% more than is required according to the Central Bank´s statistics. Private banks have an excess of capital as payment is higher than 27%. These sound figures with respect to capital are supplemented by the entities´ satisfactory liquidity levels. Liquid assets accounted for as the aggregate of cash and cash equivalents, minimum cash requirements, swaps, securities for minimum cash requirements and drafts issued by the Central Bank (LELIQ), represent 68.7% of total deposits, which figure has remained considerably stable throughout the year.
RESULTS OF OPERATIONS FOR YEARS 2021 – 2020
The following discussion of our results of operations is for the Bank as a whole and without reference to any operating segments.
We do not manage our Bank by segments or divisions or by customers, by products and services by regions, or by any other segmentation for purpose of accounting resources or assessing profitability.
As evidenced in the abovementioned about “Macroeconomic context” year 2020 and “Money market and Argentine financial system” year 2020, we were immersed in a complex context but continued generating profits nonetheless in a very low level as compared to 2019, despite of the pandemic
COVID-19
situation and the different rules and assistances implemented by the government about that.
In 2020 the Bank started to invest in other alternatives, such as CER bond adjusted and BADLAR bond adjusted, considering the pandemic situation and the drop in the private sector loan demand.
As evidenced in the abovementioned about “Macroeconomic context” year 2021 and “Money market and Argentine financial system” year 2021, during the second half of the year 2021 the economy was a gradually opening and, as consequence, we steadily started showing slightly improves in loans and other financing and continue investing in government and private securities. A special situation experienced in the year 2021 was the midterm election and it direct impact in deposits, by means of a reduction in dollars deposits (given the uncertainty about that at that moment).
Our loans and other financing portfolio to the private sector has grown by 38% in 2021 in nominal value, keeping up with the evolution of the financial system. In real terms, the private sector loan portfolio decreased by 8% compared to 2020.
During 2021, we maintained a leading position in terms of personal loans, with Ps. 93,616 million, which represent a 13.9% of market share. As to its credit card products, in 2021 we have slightly improved our market share, reaching a market share of 7.4%.
Our coverage ratio reached 291.98% as of December 31, 2021 (considering the internal rating grade), decreasing from the 327.67% reached as the end of 2020. In this regard, it is worth mentioning that in 2020, within the context of COVID-19, the Central Bank had established the mandatory rescheduling of debts, thus allowing financial institutions not to recognize the portfolio deterioration generated as a consequence of the aforementioned context. It should also be clarified that in 2020, our management had made a special adjustment of allowances with prospective vision of Ps. 5,587.3 million, based on the deterioration of customer situation which showed higher levels of vulnerability or symptoms of payment difficulties as a consequence of the pandemic.
At the end of the period established for mandatory rescheduling (March 2021), the portfolio showed the true impact of the pandemic and we started to apply the provisions customers who verified defaults in their financial commitments.
As of December 31, 2021, having considered that the circumstances that originated the adjustment of allowances due to COVID-19 had disappeared, no adjustment for such concept were recorded. However, our management decided to estimate an incremental effect on the ECL, in order to cover an uncertain macroeconomic scenario derived from the rescheduling of the debt held by the National Government with the IMF. To this end, an additional adjustment based on expert judgment of Ps. 1,986 million was recorded.
In accordance to the internal rating grade criterion, the delinquency rate reached the 0.9% of the total portfolio as of December 31, 2021. The irregularity of the portfolio decreased in regard to the previous given that during 2021, as a consequence of a measured economic reactivation resulting from the gradual overcome of the pandemic situation, the overall performance of the portfolio improved.

It is worth noting that during 2020 and 2021, we have invested part of the liquidity excess on government securities, explaining the increase in such portfolio, considering the lockdown and the down of activity for COVID 19 pandemic and the direct impact in the level of the economy.
Our total deposits increased by 20% in 2021 in nominal value and decreased by 20% in real terms compared to 2020. Regarding the composition of deposits, there was a decrease in time deposits and to a lesser extent in demand deposits.
We rank fourth among private entities with the highest volume of deposits and a market share of 4.9% of the financial system as a whole.
As of December 31, 2021, the Bank’s liquidity reached Ps 530,270 million, maintaining a 90% of liquidity ratio similar to that achieved at the end of 2020.
YEAR ENDED DECEMBER 31, 2021, COMPARED TO YEAR ENDED DECEMBER 31, 2020
Net income
The following table sets forth certain components of our statement of income for the years ended December 31, 2020, and 2021:

INCOME STATEMENT	Year Ended December 31,		Change December 31,
	2020 (1)	2021	2021 - 2020

	(in thousands of Pesos, except for number of shares, net income per share and dividends per share)
Interest income	237,099,433	225,432,183	(11,667,250)	(5%	)
Interest expense	(91,823,708)	(94,433,865)	(2,610,157)	3%
Net interest income	145,275,725	130,998,318	(14,277,407)	(10%	)
Commissions income	37,347,136	36,984,075	(363,061)	(1%	)

Commissions expense	(3,090,218)	(3,530,951)	(440,733)	14%
Net commissions income	34,256,918	33,453,124	(803,794)	(2%	)
Subtotal (Net interest income + Net commissions income)	179,532,643	164,451,442	(15,081,201)	(8%	)
Net gain from measurement of financial instruments at fair value	21,099,670	16,684,661	(4,415,009)	(21%	)
Profit from sold or derecognized assets at amortized cost	1,951,429	244,053	(1,707,376)	(87%	)
Differences in quoted prices of gold and foreign currency	6,384,364	4,647,686	(1,736,678)	(27%	)
Other operating income	8,105,211	7,829,104	(276,107)	(3%	)
Credit loss expense on financial assets	(11,866,426)	(2,595,721)	9,270,705	(78%	)
Net operating income before expenses, depreciation and amortization	205,206,891	191,261,225	(13,945,666)	(7%	)
Employee benefits	(40,148,367)	(39,481,224)	667,143	(2%	)
Administrative expenses	(21,946,715)	(20,091,917)	1,854,798	(8%	)
Depreciation and amortization of fixed assets	(6,645,030)	(7,125,708)	(480,678)	7%
Other operating expenses	(30,908,232)	(34,203,944)	(3,295,712)	11%
Net operating income after expenses, depreciation and amortization	105,558,547	90,358,432	(15,200,115)	(14%	)
Income (Loss) from associates and joint arrangements	(10,348)	87,497	97,845	(946%	)
Loss on net monetary position	(46,376,595)	(66,386,613)	(20,010,018)	43%
Income before tax on continuing operations	59,171,604	24,059,316	(35,112,288)	(59%	)
Income tax on continuing operations	(19,693,276)	(1,186,032)	18,507,244	(94%	)
Net income from continuing operations	39,478,328	22,873,284	(16,605,044)	(42%	)
Net income for the fiscal year	39,478,328	22,873,284	(16,605,044)	(42%	)
Net income for the fiscal year attributable to controlling interest	39,477,783	22,872,537	(16,605,246)	(42%	)
Net income for the fiscal year attributable to non-controlling interest	545	747	202	37%

(1)	Figures stated in thousands of pesos adjusted for inflation as of December 31, 2021. See “Presentation of certain financial and other information”.
2021 and 2020
Our consolidated net income from continuing operations for fiscal year ended as of December 31, 2021 decreased Ps. 16,605.0 million or 42% as compared to fiscal year ended as of December 31, 2020. This decrease was primarily attributable to:

•	A higher loss on monetary position by 43 % or Ps. 20,010 million;

•	A decrease in net interest Income by 10% or Ps.14,277.4 million;

•	A lower net gain from measurement of financial instruments at fair value by 21% or Ps. 4,415 million;

•	A lower gain from difference in quoted prices on gold and foreign currency by 27% or Ps.1,736.7 million;

•	A lower profit from sold or derecognized assets at amortized cost by 87% or Ps.1,707.4 million;

•	An increase in operating expenses by 1% or Ps. 1,254.4 million;

•	A decrease in net commission income by 2% or Ps.803.8 million.
The aforementioned decrease in consolidated net income from continuing operations was partially offset by:

•	A decrease in income tax on continuing operations by 94% or Ps.18,507.2 million;

•	A decrease in credit loss expense on financial assets by 78% or Ps. 9,270.7 million;
The drop in the result for the year is the consequence of the decrease in the level of loans and other financing, which has not yet recovered, given the context of the COVID 19 pandemic. It is worth mentioning that in the last quarter of 2021 there was an increase in the portfolio of loans and other financing. Similar behavior was observed in fee and commission income, which has not yet recovered the levels of fiscal year 2020. The decrease in interest income from loans and other financing was partially offset by the growth in the results from government securities, which improved with respect to the previous year, due to the increase in rates (in the case of LELIQs) and/or the increase in the adjustment coefficients of securities, whether CER or BADLAR;
The inflation level for this year was higher, approximately 14.8 pp, eroding the results obtained. In addition, there was a lower devaluation during the year compared to the previous year, which resulted in a lower gain on exchange rate differences.

Interest income
The components of our interest income for the years ended December 31, 2021 and 2020 were as follows:

INTEREST INCOME	Year Ended December 31,
	2020 (1)	2021

	(in thousands of Pesos)
Interest on Cash and bank deposits	193,460	13,178
Interest from government securities	94,667,414	101,848,395
Interest from debt securities	2,427,111	302,874
Interest on loans and other financing
To the financial sector	1,527,637	675,993
To the non-financial public sector	4,457,688	1,815,621
To the non-financial private sector
Interest on overdrafts	16,321,249	8,072,197
Interest on documents	7,182,686	9,373,376
Interest on mortgages loans	12,187,053	15,282,763
Interest on pledged loans	718,517	1,063,465
Interest on personal loans	49,343,303	48,138,879
Interest on credit cards	17,374,420	14,730,200
Interest on financial leases	86,091	84,257
Interest on other	19,945,173	15,494,963
Interest on Repos
From the Central Bank	10,523,216	8,483,343
Other financial institutions	144,415	52,679
Total Interest income	237,099,433	225,432,183
(1) Figures stated in thousands of pesos adjusted for inflation as of December 31, 2021. See “Presentation of certain financial and other information”.
2021 and 2020
Our interest income decreased 5% or Ps.11,667.3 million as compared to fiscal year ended December 31, 2020, due to lower interest on loans and repos. This decrease was partially offset by the growth of interest from government and debt securities.
Interest from government securities and debt securities combined increased 5% or Ps.5,056.7 million. Interest derived from government securities increased by 8%, or Ps. 7,181 million, given the higher gain from LELIQs of the Central Bank for Ps.9,957 million, due to a higher volume on these instruments (the average placements in instruments issued by the Central Bank increased approximately 39% in 2021) compensated by lower nominal interest rates of these instruments (decreased on average 15.6 percentage points in such year, from 39.1% in 2020 to 37.5% in 2021), the decline in interest rate did not offset the increase in volume. On the other hand, we have gains from bonds and notes adjusted by CER for Ps.15,967 million and from bonds adjusted by Badlar for Ps.5,078 million. It is important to remember that since 2020 we are investing the excess of liquidity in others government securities adjusted by Badlar or by CER.
Interest from debt securities declined 88% or Ps. 2,124.2 million, primarily in regard to the results generated by private securities, mainly due to the maturity during 2021 of a large part of the outstanding portfolio as of December 31, 2020.
Interest on repos decreased 20% or Ps. 2,131.6 million as compared to fiscal year ended December 31, 2020, due to a decrease of 50% in average volume partially compensated by an increase of 13,36 percentage points in nominal average interest rate.
Interest on loans and other financing decreased 11% or Ps.14,412.1 million, basically as a result of the 15% drop in the average volume of loans to the private sector in fiscal year 2021 compared to 2020, given the drop-in
economic activity observed in Argentina and deepened by the consequences of the COVID 19 pandemic.

The average nominal interest rate for private sector loans and other financing increased by 178 basis points (from 31.9% in average in 2020 to 33.7% in average in 2021) but failed to reverse the impact of the average drop in the volume of loans and financing granted compared to the previous year. Specifically, we observed a decrease in interest on Overdraft and on Others (mostly are loans to SMEs, as part of the relief package given the
Covid-19
pandemic), by 51% or Ps.8,249 million and by 22% or Ps. 4,450.2 million respectively. Within consumer loans, a decrease in interest on credit cards and interest on personal loans by 15% or Ps. 2,644.2 million and 2% or Ps. 1,204.4 million respectively was more in line with the level of the activity. However, interest on documents and mortgage loans grew 30% or Ps 2,190.7 million and 25% or Ps.3,095.7 million respectively (mortgages are in line with CER adjustment).
Interest expenses
The components of our interest expenses for the years ended December 31, 2020, and 2021 were as follows:

INTEREST EXPENSE	Year Ended December 31,
	2020 (1)	2021

	(in thousands of Pesos)
From deposits
Interest on checking accounts	2,982,438	1,316,252
Interest on saving accounts	987,368	1,236,778
Interest on time deposits and investments accounts	81,358,031	87,258,406
Interest on financing received from Central Bank of Argentina and other financial institutions	152,200	156,354
For repo transactions
Other financial institutions	295,464	294,566
Interest on corporate bonds	2,336,383	862,078
Interest on subordinated corporate bonds	3,619,241	3,245,046
Interest on other financial liabilities	92,583	64,385
Total interest expense	91,823,708	94,433,865
(1) Figures stated in thousands of pesos adjusted for inflation as of December 31, 2021. See “Presentation of certain financial and other information”.
2021 and 2020
Interest expense increased 3% or Ps. 2,610,1 million as compared to 2020, due to higher interest paid on time deposits portfolio.
Interest on deposits represented 95% of total interest expense and increased by 5% or Ps. 4,483,6 million, as compared to fiscal year ended December 31, 2020. The increase in interest on deposits was mainly due to a higher interest rate for private sector deposits (approximately an increase of 357 basic points). Additionally, during 2021 the average volume of interest-bearing deposits from private sector decreased 6%, the Peso deposits decreased 2% and foreign currency deposits decreased 22%.
On the other hand, interest on corporate bonds fell 63% or Ps. 1,474.3 million, due to the cancellation of Class “C” notes on April 9, 2021.
Net gain from measurement of financial instruments at fair value
2021 and 2020
Net gain from measurement of financial instruments at fair value decreased by 21% or Ps.4,415 million compared to 2020, primarily due to lower gain from equity instruments at fair value through profit or loss (basically Prisma Medios de Pagos S.A- see note 12 to our audited consolidated financial statements as of December 31, 2021 and 2020) and lesser gain from derivative financial instruments (put options) by Ps.4,847.6 million and Ps. 1,675.2 million respectively, partially offset by an increase in gain from government securities of Ps.1,704.4 million.

Net Commissions income
The following table provides a breakdown of our commission’s income by category for the years ended December 31, 2020 and 2021:

NET COMMISSIONS INCOME	Year Ended December 31,
	2020 (1)	2021

	(in thousands of pesos)
AFIP & Collection services	140,512	159,050
Fees charged on deposit accounts	13,929,189	14,208,218
Mutual funds & securities fees	821,854	758,342
ATM transactions fees	3,231,640	3,456,037
ANSES fees	79,955	52,491
Insurance fees	2,417,088	2,284,875
Corporate services fees	3,656,461	4,127,080
Financial agent fees (Provinces)	1,898,989	2,063,647
Debit card fees	2,232,819	2,410,620
Credit card fees	7,842,634	6,587,108
Credit related fees	1,095,995	876,607
Total commissions income	37,347,136	36,984,075
Total commissions expense	(3,090,218)	(3,530,951)
Net commissions income	34,256,918	33,453,124
(1) Figures stated in thousands of pesos adjusted for inflation as of December 31, 2021. See “Presentation of certain financial and other information”.
2021 and 2020
Net commission income decreased by 2%, or Ps. 803.8 million in 2021, due to a decrease in total commissions income by 1% and increase in total commissions expense by 14%.
Total commissions income decreased by 1% or Ps. 363.1 million in 2021 compared to fiscal year ended December 31, 2020, primarily due to a 16% or Ps.1,255,5 million decrease in fees charged on credit card and a decrease in credit related fees by 20% or Ps. 219.4 million, partially offset by an increase in fees charged on deposit accounts by 2% or Ps.279 million and an increase in corporate service fees by 13% or Ps.470.6 million. The drop in commissions reflects the decline in economic activity compared to the previous year.
Total commissions expense increased by 14% or Ps. 440.7 million compared to fiscal year ended December 31, 2020, due to a 24% or Ps.460,9 million increase in commissions paid for ATM exchange. This increase is partly a reflection of the growth of the ATM network in 2021.
Differences in quoted prices in gold and foreign currency
2021 and 2020
In fiscal year ended December 31, 2021, the differences in quoted prices of gold and foreign currency totaled Ps. 4,647.7 million representing a 27% or Ps. 1,736.7 million decrease compared to 2020, originated as the combination of two factors, reduction in income from foreign currency exchange and a decrease of translation of FX assets and liabilities to Pesos, by 62% or Ps.888 million and 17% or Ps.848,6 million respectively. Although our average net FX position increased around 79% (due to the contraction of dollar deposits), the year-over-year change in the exchange rate offset this increase, generating a drop in revaluation results with respect to the previous year. The exchange rate (Ps per dollar) increased by 40.5% in 2020 and by 22.1% in 2021.
Credit loss expense on financial assets
2021 and 2020
Credit loss expense on financial assets decreased 78% or Ps. 9,270.7 million compared to 2020, totaling Ps.2,595.7 million in 2021. During the previous year 2020 the management made adjustments based on an estimate of the impairment of certain financial assets showing greater vulnerability levels or signs of difficulties related to the payment of obligations in order to reflect factors not captured in the results produced by the ECL model to address the expected consequences of the
COVID-19
pandemic, these adjustments were not repeated

in fiscal year 2021. In 2021 the management decided to create a loan loss provisions adjustment basically to give the uncertainty macroeconomic scenario arising from the agreement with the International Monetary Fund regarding the restructuring of Argentina’s debt. For further information please see note 52.1.4 “Additional Forward-looking allowances based on expert credit judgment”/Covid-19
adjustment and Adjustment for uncertainty in external obligation restructuring to our audited consolidated financial statements as of December 31, 2021 and 2020.
Employee benefits and administrative expenses
The components of our employee benefits and administrative expenses for the years ended December 31, 2020 and 2021 were as follows:

EMPLOYEE BENEFITS AND ADMINISTRATIVE EXPENSES	Year ended December 31,
	2020 (1)	2021

	(in thousands of Pesos)
Employee benefits	40,148,367	39,481,224
Remunerations	29,701,654	28,021,686
Social Security Contributions taxes	6,660,723	6,465,594
Compensation and bonuses to employees	2,943,381	3,907,569
Employee services	842,609	1,086,375
Administrative Expenses	21,946,715	20,091,917
Taxes	2,799,149	2,928,553
Maintenance, conservation, and repair expenses	3,426,740	3,317,353
Fees to directors and syndics	2,450,162	781,557
Security services	2,135,251	2,039,237
Electricity and communications	2,307,975	2,032,559
Other fees	1,340,859	1,703,123
Leases	137,185	116,677

Advertising and publicity	651,902	872,629
Representation, travel, and transportation expenses	193,655	241,322
Stationery and office supplies	137,824	126,078
Insurance	257,538	271,659
Hired administrative services	142,769	124,743
Other	5,965,706	5,536,427
Total Employee benefits and Administrative Expenses	62,095,082	59,573,141
(1) Figures stated in thousands of pesos adjusted for inflation as of December 31, 2021. See “Presentation of certain financial and other information”.
2021 and 2020
Employee benefits and administrative expenses decreased by 4%, or Ps. 2,521.9 million, in 2021.
Employee benefits declined 2% o Ps. 667.1 million, mainly due to a reduction of remunerations by 6% or Ps.1,680 million, partially offset by compensation and bonuses increase by 33% or Ps.964.2 million showing the strict cost control policies adopted by our senior management.
Administrative expense declined 8% or Ps.1,854.8 million. Within administrative expenses, fees to directors and syndic decreased by 68% or Ps.1,668.6 million as compared to fiscal year 2020 and Other decreased 7% or Ps.429.3 million. These decrease in administrative expenses were partially compensated by an increase in Others fees by 27% or Ps. 362.3 million and advertisement and publicity by 34% or 220.7 million.

Other operating expenses
The components of our other operating expenses for the years ended December 31, 2020 and 2021 were as follows:

OTHER OPERATING EXPENSES	Year ended December 31,
	2020 (1)	2021

	(in thousands of Pesos)
Turnover tax	16,989,091	18,066,915
Charges for other provisions	1,705,046	1,629,783
Deposit guarantee fund contributions	1,116,398	1,041,703
Donations	254,411	29,514
Insurance claims	95,229	89,574
Initial loan recognition	72,387	1,002,105
Punitive interests and other Central Bank’s penalties	257	103
Other	10,675,413	12,344,247
Other Operating Expenses	30,908,232	34,203,944
(1) Figures stated in thousands of pesos adjusted for inflation as of December 31. 2021. See “Presentation of certain financial and other information”.
2021 and 2020
Other operating expenses increased 11% or Ps. 3,295.7 million, mainly due to an increase in Other which increased 16% or Ps. 1,668.8 million, an increase in turnover tax by 6% or Ps. 1,077.8 million and an increase in initial loan recognition by Ps.929.7 million. The increase in Other is related to an increase in life insurance in life insurance of the remain of different kinds of loans by Ps.2,295 million and higher cost from brands like MasterCard and Visa, Banelco and Prisma.
Loss on net monetary position
2021 and 2020
The loss generated by the net monetary position in fiscal year 2021 was 43% or Ps.20,010 million higher than that recorded in 2020, moving from Ps.46,376.6 million in 2020 to Ps. 66,386.6 million in 2021, as a consequence of the increase of inflation rate around 14.8 percentage points, moving from 36.14% to 50.94%. Moreover, the monetary assets grew Ps.56 million and monetary liabilities decreased Ps.130 million, generating a higher revaluation loss.
It is important to remember that the monetary assets generate losses and monetary liabilities generate gains. The net monetary position is the difference between losses and gains.
Income tax
2021 and 2020
Income tax decreased 94% or Ps.18,507.2 million in fiscal year 2021 and the effective income tax rate was 33.3% for 2020 and 4.9% for 2021.
As of December 31, 2021, and 2020, all the conditions established by the income tax Law to practice the inflation adjustment were met and the current and deferred income tax was recognized, including the effects of the application of the inflation adjustment on income taxes established by Law and the current and deferred income tax was recognized, including the effects of the application of the inflation adjustment on income taxes established by Law.
This table shows the reconciliation between income tax and the amounts obtained by applying the current tax rate in Argentina to the income carrying amount:

Composition	Year ended December 31,
	2020	2021
	(in thousands of Pesos)
Income carrying amount before income tax	59,171,604	24,059,316

Applicable income tax rate	30%	35%
Income tax on income carrying amount	17,751,481	8,420,761
Net permanent differences and other tax effects including the fiscal inflation adjustment	1,941,795	(7,234,729)
Total income tax	19,693,276	1,186,032
It should be noted that in FY2021 the effective tax rate was affected by the inflation adjustment determined for accounting and income tax purposes, both current and deferred. For more information, please see Note 29 “Income Tax” to our audited consolidated financial statements as of December 31, 2021, and 2020.
RESULTS OF OPERATIONS FOR YEARS 2020 – 2019
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
During 2020, we maintained a leading position in terms of personal loans, with Ps. 101,274.9 million, which represent a 15.14% of market share. As to its credit card products, in 2020 we maintained a 6.9% of market share, increasing 11% year over year.
Considering what is explained in Note 51.1.4 to our audited consolidated financial statements as of December 31, 2020 and 2019 (not included in this annual report), the coverage indicator as of December 31, 2020, reached a 327.67% ratio towards the end of the fiscal period, higher than the coverage ratio at the end of 2019. The levels of delinquency have stayed in historically low value, the non-performing
ratio was 1.13% over total portfolio as of December 31, 2020. The irregular portfolio showed a fall compared to the previous year as a result of the facilities given by the Central Bank, in the midst of the
COVID-19
pandemic, in terms of debtor classification giving a more flexible treatment for the recognition of regulatory impairment of bank customers and the deferral of payment of bank obligations of all debtors and the mandatory refinancing of overdue debts.
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
As of December 31, 2020, the Bank’s liquidity reached Ps 664,925 million, registering an increase of 84% in real term year over year and achieving a 90.1% of liquidity ratio.
YEAR ENDED DECEMBER 31, 2020 COMPARED TO YEAR ENDED DECEMBER 31, 2019
Net income

The following table sets forth certain components of our statement of income for the years ended December 31, 2019 and 2020:

INCOME STATEMENT	Year Ended December 31,		Change December 31,
	2019 (1)	2020 (1)	2020 - 2019
	(in thousands of Pesos, except for number of shares, net income per share and dividends per share)
Interest Income	311,458,574	237,099,433	(74,359,141)	(24%)
Interest Expense	(131,837,943)	(91,823,708)	40,014,235	(30%)
Net Interest Income	179,620,631	145,275,725	(34,344,906)	(19%)
Commissions income	39,950,749	37,347,136	(2,603,613)	(7%)
Commissions expense	(3,308,327)	(3,090,218)	218,109	(7%)
Net commissions income	36,642,422	34,256,918	(2,385,504)	(7%)
Subtotal (Net Interest Income + Net Commissions Income)	216,263,053	179,532,643	(36,730,410)	(17%)
Net gain from measurement of financial instruments at fair value	16,301,331	21,099,670	4,798,339	29%
Profit from sold or derecognized assets at amortized cost	56,338	1,951,429	1,895,091	(3364%)
Differences in quoted prices of gold and foreign currency	7,186,704	6,384,364	(802,340)	(11%)
Other operating income	15,774,926	8,105,211	(7,669,715)	(49%)
Credit loss expense on financial assets	(8,932,537)	(11,866,426)	(2,933,889)	33%
Net operating income before expenses, depreciation and amortization	246,649,815	205,206,891	(41,442,924)	(17%)
Employee benefits	(43,569,819)	(40,148,367)	3,421,452	(8%)
Administrative expenses	(26,304,635)	(21,946,715)	4,357,920	(17%)
Depreciation and amortization of fixed assets	(6,177,886)	(6,645,030)	(467,144)	8%
Other operating expenses	(45,415,936)	(30,908,232)	14,507,704	(32%)
Operating Income after expenses, depreciation and amortization	125,181,539	105,558,547	(19,622,992)	(16%)
Income/(Loss) from associates and joint arrangements	1,846,203	(10,348)	(1,856,551)	(101%)
Loss on net monetary position	(57,861,065)	(46,376,595)	11,484,470	(20%)
Income before tax on continuing operations	69,166,677	59,171,604	(9,995,073)	(14%)
Income tax on continuing operations	(26,593,127)	(19,693,276)	6,899,851	(26%)
Net income from continuing operations	42,573,550	39,478,328	(3,095,222)	(7%)
Net income for the fiscal year	42,573,550	39,478,328	(3,095,222)	(7%)
Net income for the fiscal year attributable to controlling interest	42,573,192	39,477,783	(3,095,409)	(7%)
Net income for the fiscal year attributable to non-controlling interest	358	545	187	52%

(1)	Figures adjusted for inflation as of December 31, 2021. See “Presentation of certain financial and other information”
2020 and 2019
Our consolidated net income from continuing operations for fiscal year ended as of December 31, 2020, shows a decrease of Ps. 3,095.2 million as compared to fiscal year ended as of December 31, 2019. This decrease was primarily attributable to:

•	A decrease in net interest income of Ps. 34,344.9 million or 19%.

•	A decrease in other operating income of Ps. 7,669.7 million or 49%.

•	An increase in credit loss expense on financial assets of Ps. 2,933.9 million or 33%

•	A decrease in net commissions income of Ps. 2,385.5 million or 7%.
The aforementioned decrease in consolidated net income from continuing operations was partially offset by:

•	A decrease in other operating expenses of Ps. 14,507.7 million or 32%.

•	A decrease in loss on net monetary position of Ps. 11,484.5 million or 20%

•	A decrease in employee benefits and administrative expenses of Ps. 7,779.4 million or 11%.

•	A decrease in income tax of Ps. 6,899.9 million or 26%.

•	An increase in net gain from measurement of financial instruments at fair value of Ps.4,798.3 million or 29%

Interest income
The components of our interest income for the years ended December 31, 2020 and 2019 were as follows:

INTEREST INCOME	Year Ended December 31,
	2019 (1)	2020 (1)
	(in thousands of Pesos)
Interest on Cash and bank deposits	535,535	193,460
Interest from government securities	132,880,223	94,667,414
Interest from debt securities	2,932,510	2,427,111
Interest on loans and other financing
To the financial sector	4,259,168	1,527,637
To the non-financial public sector	2,777,681	4,457,688
To the non-financial private sector
Interest on overdrafts	31,963,616	16,321,249
Interest on documents	11,462,624	7,182,686
Interest on mortgages loans	16,651,304	12,187,053
Interest on pledged loans	1,291,305	718,517
Interest on personal loans	61,628,873	49,343,303
Interest on credit cards	27,137,428	17,374,420
Interest on financial leases	373,477	86,091
Interest on other	10,814,401	19,945,173
Interest on Repos	—	—
From the Central Bank	834,597	10,523,216
Other financial institutions	5,915,832	144,415
Total Interest income	311,458,574	237,099,433

(1)	Figures adjusted for inflation as of December 31, 2021. See “Presentation of certain financial and other information”.
2020 and 2019
Our interest income decreased 24% or Ps.74,359.1 million as compared to fiscal year ended December 31, 2019, due to lower interest from government securities, and debt securities and lower interest on loans. This decrease was partially offset by higher interest on repos.
Interest from government securities and debt securities decreased 29% or Ps. 38,718.2 million. Interest derived from government securities decreased by 29%, or Ps. 38,212.8 million, given the lower interest rate on LELIQs of the Central Bank. The average placements in instruments issued by the Central Bank increased approximately 22% in 2020. The nominal interest rates of these instruments decreased on average 25.7 percentage points in such year, from 65.4% in 2019 to 39.7% in 2020. The increase in volume did not offset the decline in interest rate.
Interest on repos increased 58% or Ps. 3,917.2 million as compared to fiscal year ended December 31, 2019, due to an increase of 329% in average volume and a 39.3 percentage points in nominal average interest rate.
Interest on loans and other financing decreased 23% or Ps. 39,216.1 million, however interest on other loans grew mostly by loans to SMEs at a 24%/35% interest rate, as part of the relief package given the
Covid-19
pandemic.
The total decrease in interest on loans and other financing was a result of a decrease in average volume by 16% and a decrease in the nominal average interest rate by 3.2 percentages points.
Interest expenses
The components of our interest expenses for the years ended December 31, 2019 and 2020 were as follows:

INTEREST EXPENSE	Year Ended December 31,
	2019 (1)	2020 (1)
	(in thousands of Pesos)
From deposits
Interest on checking accounts	810,562	2,982,438
Interest on saving accounts	1,353,185	987,368
Interest on time deposits and investments accounts	119,648,527	81,358,031

INTEREST EXPENSE	Year Ended December 31,
	2019 (1)	2020 (1)
	(in thousands of Pesos)
Interest on financing received from Central Bank of Argentina and other financial institutions	543,101	152,200
For repo transactions
Other financial institutions	691,469	295,464
Interest on corporate bonds	4,906,293	2,336,383
Interest on subordinated corporate bonds	3,500,346	3,619,241
Interest on other financial liabilities	384,460	92,583
Total interest expense	131,837,943	91,823,708

(1)	Figures adjusted for inflation as of December 31, 2021. See “Presentation of certain financial and other information”.
2020 and 2019
Interest expense decreased 30% or Ps. 40,014.2 million as compared to 2019, due to lower interest paid on time deposits portfolio.
Interest on deposits represented 93% of total interest expense and decreased by 30% or Ps.36,484.4 million, as compared to fiscal year ended December 31, 2019. The decrease in interest on deposits was mainly due to a decrease in nominal interest rates during fiscal year 2020, from 22.3% on average in fiscal year ended December 31, 2019, to 16.7% on average in fiscal year ended December 31, 2020 for private sector deposits (approximately a decrease of 5.6 percentage points). Additionally, during 2020 the average volume of interest-bearing deposits from private sector decreased 14%, the peso deposits increased 3% and foreign currency deposits decreased 47%.
Net gain from measurement of financial instruments at fair value
2020 and 2019
Net gain from measurement of financial instruments at fair value increased by 29% or Ps. 4,798.3 million compared to 2019, primarily due to a gain from government securities of Ps.11,330.4 million due to:

(i)	Federal government treasury bonds adjusted by CER (maturity 2021) by Ps. 6,602.2 million and National treasury bills at discount in pesos by Ps. 1,678.5 million

(ii)
changes in business model related to certain investments by Ps.2,108.7 million. For more information see note 3.2 “
Financial Instruments”
to our audited consolidated financial statements as of December 31, 2020 and 2019 (not included in this annual report).

In addition, in comparison with the previous year a lower gain from derivative instruments (forwards transactions in dollars) of Ps. 2,982.0 million and a lower gain from equity instruments at fair value through profit or loss of Ps. 3,029.2 million (gain from the revaluation of Prisma of Ps. 1,667.9 million, offset by its inflation adjustment of Ps.4,670.1 million).
Net Commissions income
The following table provides a breakdown of our commissions income by category for the years ended December 31, 2019 and 2020:

NET COMMISSIONS INCOME	Year Ended December 31,
	2019 (1)	2020 (1)
	(in thousands of pesos)
AFIP & Collection services	285,471	140,512
Fees charged on deposit accounts	15,878,730	13,929,189
Mutual funds & securities fees	561,296	821,854
ATM transactions fees	2,242,352	3,231,640
ANSES fees	90,448	79,955
Insurance fees	2,402,958	2,417,088
Corporate services fees	4,383,890	3,656,461
Financial agent fees (Provinces)	2,078,225	1,898,989
Debit card fees	2,034,660	2,232,819
Credit card fees	8,418,895	7,842,634
Credit related fees	1,573,824	1,095,995
Total commissions income	39,950,749	37,347,136
Total commissions expense	(3,308,327)	(3,090,218)

NET COMMISSIONS INCOME	Year Ended December 31,
	2019 (1)	2020 (1)
	(in thousands of pesos)
Net commissions income	36,642,422	34,256,918

(1)	Figures adjusted for inflation as of December 31, 2021. See “Presentation of certain financial and other information”.
2020 and 2019
Net commission income decreased by 7%, or Ps. 2,385.5 million in 2020, mainly due to a decrease in total commissions income.
Total commissions income decreased by 7% or Ps. 2,603.6 million in 2020 compared to fiscal year ended December 31, 2019, primarily due to a 12% or Ps. 1,949.5 million decrease in fees charged on deposit accounts and a 17% or Ps. 727.4 million decrease in corporate service fees.
Total commissions expense decreased by 7% or Ps. 218.1 million compared to fiscal year ended December 31, 2019, due to a 44% or Ps.315.5 million decrease in commissions for credit card and foreign trade.
Differences in quoted prices in gold and foreign currency
2020 and 2019
In fiscal year ended December 31, 2020, the differences in quoted prices of gold and foreign currency totaled Ps. 6,384.4 million representing a 11% or Ps. 802.3 million decrease compared to 2019, originated as the combination of different factors: i) higher results of translation of FX assets and liabilities to Pesos, due to the increase in the exchange rate, from an annual average of Ps. 48.2423 during fiscal year 2019 to an annual average Ps. 70.5941 in fiscal year 2020, and ii) 81% or Ps. 6,042.4 million decrease in result for foreign currency trading.

DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY	Year ended December 31,
	2019 (1)	2020 (1)
	(in thousands of Pesos)
Translation of FX assets and liabilities to Pesos	(292,592)	4,947,500
Income from foreign currency exchange	7,479,296	1,436,864
Differences in quoted prices of gold and foreign currency	7,186,704	6,384,364

(1)	Figures adjusted for inflation as of December 31, 2021. See “Presentation of certain financial and other information”.
Credit loss expense on financial assets
2020 and 2019
Credit loss expense on financial assets increased 33% or Ps.2,933.9 million in 2020, basically due to the management adjustment made based on an estimate of the impairment of certain financial assets showing greater vulnerability levels or signs of difficulties related to the payment of obligations in order to reflect factors not captured in the results produced by the ECL model to address the expected consequences of the
COVID-19
pandemic. For further information please see note 51.1.4 “Adjustment for expected losses due to
COVID-19
pandemic” to our audited consolidated financial statements as of December 31, 2020 and 2019 (not included in this annual report).
Other operating income
The components of our other operating income for the years ended December 31, 2019 and 2020 were as follows:

OTHER OPERATING INCOME	Year ended December 31,
	2019 (1)	2020 (1)
	(in thousands of Pesos)
Credit and debit cards	452,949	185,533
Lease of safe deposit boxes	881,461	1,176,663
Other service-related fees	2,549,046	2,822,520
Other adjustments and interest from other receivables	1,617,407	1,356,368

OTHER OPERATING INCOME	Year ended December 31,
	2019 (1)	2020 (1)
	(in thousands of Pesos)
Initial recognition of loans	246,296	—
Sale of property, plant and equipment	—	11,723
Others	10,027,767	2,552,404
Other Operating Income	15,774,926	8,105,211

(1)	Figures adjusted for inflation as of December 31, 2021. See “Presentation of certain financial and other information”.
2020 and 2019
Other operating income contracted by 49% or Ps. 7,669.7 million, mainly due to 75% or Ps. 7,475.4 million decreased in Others related to the results of sale of the 51% equity interest in PRISMA Medios de Pagos S.A. of Ps. 3,471.7 million registered in the fiscal year ended 2019 and a decrease in its inflation adjustment Ps. 3,305.6 million.
Employee benefits and administrative expenses
The components of our employee benefits and administrative expenses for the years ended December 31, 2019 and 2020 were as follows:

EMPLOYEE BENEFITS AND ADMINISTRATIVE EXPENSES	Year ended December 31,
	2019 (1)	2020 (1)
	(in thousands of Pesos)
Employee benefits	43,569,819	40,148,367
Remunerations	30,124,766	29,701,654
Social Security Contributions taxes	8,842,615	6,660,723
Compensation and bonuses to employees	3,595,286	2,943,381
Employee services	1,007,152	842,609
Administrative Expenses	26,304,635	21,946,715
Taxes	3,114,614	2,799,149
Maintenance, conservation, and repair expenses	3,525,873	3,426,740
Fees to directors and syndics	4,256,995	2,450,162
Security services	2,433,270	2,135,251
Electricity and communications	2,436,913	2,307,975
Other fees	2,079,772	1,340,859
Leases	462,921	137,185
Advertising and publicity	971,916	651,902
Representation, travel, and transportation expenses	406,821	193,655
Stationery and office supplies	210,031	137,824
Insurance	249,627	257,538
Hired administrative services	175,921	142,769
Other	5,979,961	5,965,706
Total Employee benefits and Administrative Expenses	69,874,454	62,095,082

(1)	Figures adjusted for inflation as of December 31. 2021. See “Presentation of certain financial and other information”.
2020 and 2019
Employee benefits and administrative expenses decreased by 11%, or Ps. 7,779.4 million, in 2020.
Employee benefits declined 8% o Ps. 3,421.4 million, mainly due to a 25% or Ps. 2,181.9 million decrease in social security contribution (in the fiscal year ended in December 2019 the Bank charged a higher rate of social security contribution of Ps. 2,264.1 million) and a 18% or Ps. 651.9 million decrease in Compensation and bonuses.
Within administrative expenses fees to directors and syndic decreased by 42% or Ps. 1,806.8 million as compared to fiscal year 2019 and Other fees fell 36% or Ps.738.9 million.

Other operating expenses
The components of our other operating expenses for the years ended December 31, 2019 and 2020 were as follows:

OTHER OPERATING EXPENSES	Year ended December 31,
	2019 (1)	2020 (1)
	(in thousands of Pesos)
Turnover tax	21,025,270	16,989,091
Charges for other provisions	2,942,073	1,705,046
Deposit guarantee fund contributions	1,183,393	1,116,398
Donations	574,448	254,411
Insurance claims	122,463	95,229
Initial loan recognition	—	72,387
Punitive interests and other Central Bank’s penalties	875	257
Other	19,567,414	10,675,413
Other Operating Expenses	45,415,936	30,908,232

(1)	Figures adjusted for inflation as of December 31. 2021. See “Presentation of certain financial and other information”.
2020 and 2019
Other operating expenses decreased 32% or Ps. 14,507.7 million, mainly due to a decrease in Others which reduced 45% or Ps. 8,892.0 million and a decrease in turnover tax by 19% or Ps. 4,036.2 million. The decrease in Others is related to these concepts: i) Losses in the amount of Ps. 5,889.7 million due to reprofiling of short term debt (Lecaps, Lelink, Letes, Lecer Notes) occurred in fiscal year ended 2019 (for further information please see note 20 “Modifications of Financial Assets” to our audited consolidated financial statements as of December 31, 2020 and 2019 (not included in this annual report) and ii) Losses in the approximate amount of Ps. 2,520.7 million related to Charges on social security contributions registered in fiscal year ended 2019.
Loss on net monetary position
2020 and 2019
The loss generated by the net monetary position in fiscal year 2020 was 20% or Ps. 11,484.5 million lower than that recorded in 2019, moving from Ps. 57,861.1 million loss in 2019 to Ps. 46,376.6 million loss in 2020, as a consequence of the movements of the net monetary position during the year (monetary liabilities rose more than monetary assets) and lower inflation rate in comparison with the previous year (from 53.83% in fiscal year 2019 to 36.14% in fiscal year 2020).
Income tax
2020 and 2019
Income tax decreased 26% or Ps. 6,899.9 million in fiscal year 2020 and the effective income tax rate was 38.4% for 2019 and 33.3% for 2020.
As of December 31, 2020 and 2019, all the conditions established by the income tax Law to practice the inflation adjustment are met.
This table shows the reconciliation between income tax and the amounts obtained by applying the current tax rate in Argentina to the income carrying amount:

	2019	2020
	(in thousands of Pesos)
Accounting Income before tax on continuing operations	69,166,677	59,171,604
Applicable income tax rate	30%	30%

Income tax on income carrying amount	20,750,003	17,751,481

Net permanent differences and other tax effects including the fiscal inflation adjustment	5,843,124	1,941,795

Total income tax	26,593,127	19,693,276

For further information please see note 28 “
Income Tax
” in our audited consolidated financial statements as of December 31, 2020 and 2019.

As decided by the Board of Directors in the meeting dated May 11, 2020, considering certain case-law
on the subject assessed by its legal and tax advisors, on May 26, 2020, the bank filed with the AFIP its annual income tax return considering the total effect of the inflation adjustment on income tax (see Note 28 “Income tax” section a) d) to our audited consolidated financial statements as of December 31, 2020 and 2019 (not included in this annual report)). As a result, the current income tax determined for fiscal year 2019 amounted to Ps.7,002.1 million (not restated).
The same criterion has been applied to determine the annual provision for 2020, which generated an accrued income tax for Banco Macro SA for such fiscal year that amounted to Ps. 10,230.5 million (not restated).

B. Liquidity and Capital Resources
Our main source of liquidity consists of deposits, which totaled Ps. 588,850.7 million as of December 31, 2021, Ps.737,714.2 million as of December 31, 2020 and Ps. 540,169.5 million as of December 31, 2019.These deposits include deposits generated by our branch network, from institutional, very large corporate clients and from provincial governments for whom we act as financial agent. We consider the deposits generated by our branch network and the provincial deposits to be stable.
Approximately 10% of our total deposits as of December 31, 2021, were derived from the non-financial
public sector, in particular as a consequence of the Bank’s role as financial agent of four provinces. This is an important source of low-cost
funding.
Total deposits, which grew in nominal values 20% in 2021 compared to 2020, represented 78% of our total liabilities as of December 31, 2021. Deposits were used primarily to finance the growth in credit made available to the private sector and the balance was invested in liquid assets. This approach has enabled us to maintain a high liquidity to deposits ratio while we await a return to stronger demand for private sector loans.
As of December 31, 2021, we had liquid assets up to Ps. 530,270 million, primarily comprised of cash and due from banks (Ps. 172,333 million), LELIQs (Ps. 132,971 million) and other securities (Ps. 178,035 million). During 2021, the liquidity ratio remained at similar levels to 2020 reaching a ratio of 90% as of December 31, 2021. Our liquidity ratio exceeds the aggregate liquidity ratio of the Argentine financial system as a whole.
On November 4, 2016, we issued our 6.75% Subordinated Resettable Notes due 2026 (Series A), for a nominal amount of U.S.$400 million. In addition, on May 8, 2017, we issued our 17.50% Notes due 2022 (Series B), for a nominal amount of Ps.4,620.6 million, and on April 9, 2018, we issued our Notes, at a Badlar Rate, plus 3.5% due 2021 (Series C), for a nominal amount of Ps.3,207.5 million.
On October 17, 2018, the board of directors decided to cancel Series B Notes for a nominal value of Ps.1,229.5 million and on October 16, 2019, the board of directors decided to cancel Series B Notes for a nominal amount of Ps. 501.9 million, equivalent to the amounts of purchases of those issuances as of those dates.
On October 16, 2019, and on January 29, 2020, the board of directors decided to cancel Series C Notes for a nominal value of Ps. 750.5 million and Ps. 44 million respectively, equivalent to the amounts of purchases of this issuance as of those dates. As of the date of this annual report, the notes were paid, the maturity and effective payment date was April 9, 2021. On such date, we have cancelled the principal and interest for an amount of Ps. 2,636.7 million.
In addition, on April 21, 2022 we announced a subscription offering of corporate bonds Class E in US Dollars for a face value from 15,000,000 up to 20,000,000, at a fixed rate, maturing in 24 months from the issuance and settlement date. The issuance of these corporate bonds was approved by the board of directors in its meeting held on March 21, 2022. On April 27, 2022, we placed US$17,000,000 principal amount of our 1.45%, corporate bonds Class E due on May 2, 2024.
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
We believe that we have adequate working capital to meet our current and reasonably foreseeable needs. As of December 31, 2021, we had excess regulatory capital of Ps. 197,767 million. Our excess capital is aimed at supporting growth, and consequently, a higher leverage of our balance sheet.
For further information regarding management and administration guidelines in relation to liquidity risk please note 52 “Capital Management, Corporate Governance Transparency and Risk Management” to our audited consolidated financial statements as of December 31, 2021, and 2020. Additionally, for further information regarding our restricted assets and trust agreements please see notes 44 “Restricted assets” and 45 “Trust activities” to our audited consolidated financial statements as of December 31, 2021, and 2020.
The following table represents our contractual obligations and commercial commitments, excluding undrawn commitments of credit cards and checking accounts, as of December 31, 2021:

	Maturing
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Contractual Obligations
Financing received from the Central Bank of Argentina and other financial entities	437,726	432,624	5,102	—	—
Issued Corporate Bonds	2,990,809	2,990,809	—	—	—
Subordinated Corporate Bonds	41,974,169	915,269	—	41,058,900	—
Other Financial Liabilities	66,514,947	66,139,545	375,402	—	—
Operating Leases	1,420,172	555,436	560,788	176,377	127,571
Total contractual obligations	113,337,823	71,033,683	941,292	41,235,277	127,571
Commercial commitments
Lines of credit	96,209	96,209	—	—	—

	Maturing
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Guarantees	2,271,180	2,132,479	129,854	8,847	—
Standby letters of credit	776,334	776,334	—	—	—
Total commercial commitments	3,143,723	3,005,022	129,854	8,847	—
For information about the maturity of the contractual future cash flows of the liabilities (deposits and other liabilities), including interest and charges to be accrued until maturity of the contracts, see note 52.2 “Liquidity Risk” to our audited consolidated financial statements as of December 31, 2021, and 2020.
Minimum capital requirements
Our excess capital (representing the amount in excess of minimum reserve requirements of the Central Bank) is as set forth in nominal value in the following table:

	As of December 31,
	2019 (1)	2020 (1)	2021 (1)

	(in thousands of Pesos, except ratios and percentages)
Calculation of excess capital:
Allocated to assets at risk	21,403,835	28,025,138	36,726,108
Market risk	591,252	1,555,663	3,585,146
Operational risk	7,562,571	11,776,741	17,437,654

Required minimum capital under Central Bank Rules	29,557,658	41,357,542	57,748,908

Ordinary capital Level 1 (Con1)	83,090,092	146,350,388	233,700,159
Deductible concepts COn1	(10,637,093)	(9,149,860)	(14,585,034)
Capital Level 2 (COn2)	26,113,428	36,248,170	36,400,671

Total capital under Central Bank Rules	98,566,427	173,448,698	255,515,796

Excess capital	69,008,769	132,091,156	197,766,888

(1)	These amounts are not adjusted for inflation.
As of December 31, 2021, we had no material commitments for capital expenditures. We believe that our capital resources are sufficient for our present capital requirements on an individual and a consolidated basis.
Funding
Our principal source of funding is mainly deposits from individuals and corporate clients located in Argentina. Deposits include checking accounts, savings accounts and time deposits. The following table sets forth our sources of funding as of December 31, 2019, 2020 and 2021.

	As of December 31,
	2019 (1)	2020 (1)	2021

	(in thousands of Pesos)
Deposits
From the non-financial government sector	36,085,124	111,040,851	56,402,528
From the financial sector	645,579	1,051,180	961,192
From the non-financial private sector and foreign residents
Checking accounts	82,451,916	98,717,496	100,868,512
Savings accounts	186,439,469	209,574,132	185,245,996

	As of December 31,
	2019 (1)	2020 (1)	2021

	(in thousands of Pesos)
Time deposits	217,962,498	274,362,919	229,654,054
Investment accounts (2)	4,990,493	33,334,331	6,795,423
Other (3)	11,594,372	9,633,294	8,922,999
Financing received from the Central Bank of Argentina and other financial entities
Central Bank	55,443	30,254	21,558
Banks and international institutions	3,856,416	541,269	276,681
Financing received from Argentine financial entities	703,107	815,787	139,487
Other Financial Liabilities	45,556,961	74,287,265	67,935,119
Unsubordinated Corporate Bonds	11,353,557	7,436,745	2,990,809
Subordinated Corporate Bonds	49,958,721	51,773,419	41,974,169
Shareholders’ equity	217,948,890	228,745,729	239,637,445
Total funding	869,602,546	1,101,344,671	941,825,972

(1)	Figures adjusted for inflation as of December 31, 2021. See “Presentation of certain financial and other information.”
(2)	Time deposit payable at the option of the depositor.
(3)	Includes, among others, expired time deposits and judicial deposits.
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
On June 16, 2021, through Decree 387/2021, was issued the Law 27630 which established, for fiscal years beginning on January 1, 2021, included, a progressive tax rates scheme of 25%, 30% and 35% which will be applied, on a progressively basis, to the taxable accumulated net profit at the end of each the fiscal year. Significant matters related to the tax reform are discussed in note 3.14) and 29 to our audited consolidated financial statements as of December 31, 2021 and 2020.
Because of the complexity of tax laws and regulations, interpretation can be difficult and subject to legal judgment. It is possible that others, given the same information, may reach different reasonable conclusions regarding the estimated amounts of accrued taxes.
Changes in the estimate of accrued taxes occur periodically due to changes in tax rates, interpretations of the status of examinations being conducted by various taxing authorities, and newly enacted statutory and regulatory guidance that impact the relative merits and risks of tax positions. These changes, when they affect accrued taxes, can be material to our operating results.
There were no unrecognized tax benefits as of December 31, 2021, and 2020.

Fair Value of financial instruments
As described in note 3 section “Statement of financial position—Disclosure” to our audited consolidated financial statements, a portion of our financial assets and liabilities are measured at fair value.
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
At level 3, we mainly hold Equity instruments at fair value through profit or loss (which comprises Prisma Medios de Pago SA, see notes 12 and 13 to our audited consolidated financial statements as of December 31, 2021 and 2020). Additionally, the other instruments measured as level 3 include debt securities and certificates of participation in financial trusts and corporate bonds.
Management is in charge of developing, reviewing, approving and monitoring the key model inputs, critical valuation assumptions and proposed discount rates utilized for the valuation of Level 3 instruments. In addition, the management is also in charge of monitoring the changes in fair values of Level 3 instruments from period to period.
Our management believes its valuation approach and techniques are appropriate and consistent with other market participants, however, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate or fair value at different reporting dates. For further details, see also Note 13 to our audited consolidated financial statements.
Impairment of financial assets
The expected credit losses (ECL) allowance is a forward-looking approach which is based on the credit losses expected to arise over the life of the financial asset (the lifetime expected credit loss), unless there has been no significant increase in credit risk since origination, in which case, the allowance is based on the 12 months expected credit loss. We are required to record an allowance for ECL for all loans and other financing, other debt financial assets not held at Fair Value through Profit or Loss (FVPL) and other financial assets, together with loan commitments and financial guarantee contracts. Inherent in any ECL model is the estimate of the probability that a financial asset will default (probability of default, or PD), the estimate of the loss we expect to experience upon a default, expressed as a percentage of financial asset amount (loss given default, or LGD) and the drawn exposure at the time of default (EAD). We use an expert credit judgment (ECJ) overlay to reflect factors not captured in the results produced by the ECL models, such as market or economic disruptive events, like the COVID 19 pandemic.
Considering that the measurement of ECL is based not only on relevant information about past events, including historical experience, and current conditions, but also on reasonable and supportable forecasts that affect the collectability of the reported amount, our management developed assumptions and estimations for its calculation. For further detail regarding our impairment method and its quantitative impact, see also note 3.2.4. and note 52.1 to our audited consolidated financial statements.
C. Research and Development, Patents and Licenses, Etc.
We incur research and development expenses in connection with information technology projects. The amount spent during each of the last three years was not material. We plan infrastructure development (processing, telecommunications, Internet, information security) based upon present and projected future demand of such services. See Item 4. “
Information on the Bank—Business Overview—Technology
”.

D. Trend Information
We believe that the macroeconomic environment and the following trends in the Argentine financial system and in our business have affected and will, for the foreseeable future, continue to affect our results of operations and profitability. Our continued success and ability to provide value to our shareholders will depend, among other factors, upon the economic growth of the Argentine economy and the related growth of the private sector lending. For information about the macroeconomic environment see Item 5.A.“
Operating Results
”. For information about the Argentine financial system see “
The Argentine Financial System
”.
For 2022, we expect the Argentine economy to recover modestly, increasing in real terms, based on an improved global economic outlook, higher demand for exports and resumption of domestic economic activities. However, the risks to the economy remain on the downside. The continuing implementation of COVID19 vaccinations and the non-disruption of economic activities are important to sustain growth. Also, we expect inflation levels to be higher than last year, affected by the consequences of the worldwide
COVID-19
pandemic and by the increase in energy, fuel and food prices as a consequence of the Russian invasion of Ukraine. In this regards, within the framework of the agreement with the International Monetary Fund during 2022, the Argentine government decided to increase nominal interest rates to contain inflation, so as to have positive interest rates in real terms, which could slow down the economy.
Furthermore, we estimate that loans will grow slightly above inflation levels, while deposits will grow in line with inflation and margins are expected to expand slightly as a result of the Central Bank’s rate hike. In addition, efficiency measured as expenses over net financial income and fees and commissions is expected to remain stable. For further information, please see “
Risk Factors—Risks relating to Argentina—Argentina’s ability to obtain financing from international markets may be limited or costly, which may impair its ability to implement reforms and public policies and foster economic growth.”
Impact related to
COVID-19
pandemic
In early March 2020, the World Health Organization declared
COVID-19
outbreak a pandemic. The public health emergency situation has spread almost worldwide and different countries have taken various measures to deal with it. This situation and the measures adopted have significantly affected the international economic activity with diverse impacts in the different countries and business sectors.
Particularly in the Argentine Republic, together with health protection regulations, fiscal and financial measures were adopted to mitigate the impact on the economy associated with the pandemic, including public measures of direct financial assistance for part of the population, as well as the establishment of tax provisions for both individuals and companies. With respect to financial institutions, the Central Bank established maturity extensions, froze mortgage loan installments and encouraged banks to grant financing to companies at reduced rates.
Currently, we are developing our activities giving priority to the compliance with social distancing measures, with the main purpose of taking care of the public health and welfare of all our stakeholders (employees, suppliers and customers, among others). To this end, the Bank has put in place contingency procedures and has enabled its staff to carry out their tasks remotely. From a commercial point of view, the Bank has emphasized maintaining a close relationship with its customers, trying to respond to their needs at this difficult time, maintaining all virtual customer service channels to ensure operability and a good response to their requirements, monitoring compliance with its commercial obligations and paying special attention to its active portfolio in order to detect possible delays or defaults and to be able to establish new conditions for them.
As of the date of this annual report, certain sanitary control measures are in force, but social, commercial and professional activities have begun to develop with fewer restrictions.
Considering the dimension of the aforementioned situation, our management estimates that this situation could have significant impacts on our operations and on our financial condition and results of operations under analysis, but that they will depend on the severity of the sanitary emergency and the success of the measures taken and to be taken in the future.

Impact on future operations:
In recent years, and increasingly since the beginning of the
COVID-19
pandemic, we have been prompting customers to join our digital platforms to reduce the number of clients attending ATMs, ATSs and branch offices, together with prevention and personal hygiene recommendations.
In this context, remote availability of funds, processes and services have become more relevant. Demand of debit cards and access to our home banking
and app have increased and are expected to continue growing.
To follow this new paradigm, we have added new ways of operating and acquiring products on our website, such as the possibility of withdrawing money without a debit card, and the whitening of passwords and opening of savings accounts with biometrics.
We have worked to facilitate access to credit under special conditions to the sectors most affected by the commercial slowdown resulting from the pandemic, through the lines of credit made available for such purpose. During the pandemic, we have made available a special line of credit for the payment of salaries called “Emergency Assistance to Labor and Production” (ATP) and a special line of credit to MSMEs for the payment of capital expenses, at preferential rates.
During 2021, we have carried out different actions to facilitate the financial needs of more than 12,000 corporate clients, making available approximately Ps. 133 billion in credit lines to MSMEs comprising both working capital and investment projects with preferential rates of around
30-35%.
The Central Bank announced that it extended the Financing Line for Productive Investment until September 30, 2022, so we expect to continue providing assistance to our customers through this line under preferential conditions.
Impact on operating results and solvency
The
COVID-19
pandemic had an adverse impact on different sectors of the Argentine economy. In this context, and especially where restrictions on the mobility of customers and their suppliers are in force, sales volumes have decreased, adversely impacting the generation of income from certain product lines. There has been a decrease in the demand for consumer loans. Regarding our credit card portfolio, there has been a decrease in the volume of consumption focused on industries directly affected by the nation-wide lockdown, such as tourism, clothing, and restaurants, among others.
The Central Bank has been lowering interest rates and eliminating certain fees to customers as a way to assist the most affected sectors. In addition, should the effects of the pandemic worsen with new outbreaks, an increase in non-performing
loans in the financial system, including in our loan portfolio, would be expected.
Other impacts could arise from the impairment of financial assets subject to mandatory restructurings or maturity deferrals.
It is also important to mention that the Bank has the highest capital base and excess capital in the private system and, therefore, is well positioned to manage a crisis. Finally, we have high liquidity in local and foreign currency. We have low balance sheet leverage (4.2% of assets to equity ratio as of December 31, 2021). In addition, deposits represent 78% of total liabilities as of December 31, 2021, where transactional and time deposits represent 48% and 52% of total deposits, respectively. This explains the ability of our transactional and structural base of retail deposits to fund its assets.
Our exposure to public sector debt as of December 31, 2021 (excluding Central Bank instruments) was 18.1% of total assets, mainly concentrated in short-term Peso instruments and
CER-adjusted
government securities.
In relation to liquidity differences, although our liabilities are mostly short-term (demand deposits and 30 to
60-day
term deposits), the nature of this funding is mainly transactional, as mentioned above.
Impact on the quality of our asset portfolio
The
COVID-19
pandemic and the nation-wide lockdown during 2020 has strongly affected the national economy, resulting in higher expected defaults by borrowers. However, the measures adopted by the Argentine government, the Central Bank and other governmental agencies, such as a massive extension of unpaid maturities—both of individual and corporate clients—and the granting of loans with advantageous conditions to facilitate the payment of salaries and preserve jobs, have reduced defaults to a minimum, mitigating the impact on our nonperforming loans portfolio.

Since the statistical models did not adequately reflect the effects derived from the pandemic on expected credit losses, as of December 31, 2020, our management made a special forward-looking adjustment based on an estimate of the impairment of financial assets showing higher levels of vulnerability or payment difficulties.
As of April 2021, the Central Bank issued new guidelines to normalize the payment of debts, discontinuing massive rescheduling of maturities, which meant that each bank began to reflect bad debt losses according to the behavior of its portfolio.
We had a solid asset portfolio performance, given the prudent credit policy implemented, with risk diversification in sectors and regions; almost no exposure in the most affected sectors (tourism, air transportation, airports); retail loans oriented to the most solid companies in the market; high relative participation of loans linked to agricultural primary production and agribusiness
-two
of the sectors less affected by the pandemic-; among other reasons.
As for consumer and housing loans, we adopted lending policies oriented to low-risk
or well-scored clients, with a high proportion of loans to retirees and public sector employees, whose income and payment capacity are more stable, crediting our accounts with their assets.
In conclusion, the credit losses originated by the pandemic were limited and were covered by the special adjustment (COVID) that had been accounted as of December 31, 2020.
The Argentine Financial System
The Argentine financial system has maintained a consistent positive trend in the last years with our performance improving accordingly, as evidenced by the following indicators:

	As of December 31,
	2019 (1)	2020 (1)	2021

	(In millions of Pesos)
Financial System (Central Bank Rules)
Total loans	2,883,383	3,774,713	5,351,936
Total deposits	4,838,886	8,049,027	12,344,047
Banco Macro (Central Bank Rules)
Total loans	218,774	265,377	360,112
Total deposits	262,865	488,741	588,851
Source: Central Bank for Financial System.

(1)	Figures detailed in the table above have not been adjusted for inflation nor restated for the changes in the general purchasing power of the Pesos as established by IAS 29.
Total loans in the financial system increased in nominal values by 42% in 2021, and amounted to Ps.5,351,936 million as of December 31, 2021, driven by private sector loans. Our portfolio shows the same trend in nominal value that the financial system as a whole shows.
Total deposits in the financial system increased in nominal values by 53% in 2021, driven by private sector deposits and a significant increase of public sector deposits. Private sector deposits increased by 51% in 2021, amounting to Ps. 9,821,581 million as of December 31, 2021. Public sector deposits increased by 64% in 2021, amounting to Ps. 2,341,113 million. Our portfolio shows the same trend that the financial system as a whole shows but at a slower rate.
Private sector loans
In 2021, loans to the private sector grew 42% in nominal values for the financial system as a whole. This trend was also reflected in the evolution of our portfolio. Our private sector loan portfolio increased also 37% in nominal value compared to the balance as of December 31, 2020, as shown in the following table:

	As of December 31,
	2019 (1)	2020 (1)	2021

	(In millions of Pesos)
Financial System (Central Bank Rules)
Private sector loans	2,721,098	3,608,325	5,137,190
Banco Macro (Central Bank Rules)
Private sector loans	214,369	260,095	356,466
Source: Central Bank for Financial System.

(1)	Figures detailed in the table above have not been adjusted for inflation nor restated for the changes in the general purchasing power of the Pesos as established by IAS 29.
Asset Quality
As of December 31, 2021, the
non-performing
credit portfolio level increased to 4.3% of the total credit portfolio, whereas the coverage ratio level reached 110% across the financial system as a whole, based on Central Bank Rules. Since March 2020, the Central Bank has taken a series of measures to reduce the impact of the economic stagnation caused by the pandemic, among them the deferral of payment of bank obligations of all debtors—companies as well as individuals -, the mandatory refinancing of overdue debts and the more flexible treatment for the recognition of the regulatory impairment of bank customers, which helped overpass 2020 with a low impact on the delinquency of banks’ portfolios. As a result of these flexibilities, a fall in portfolio irregularity was observed in 2020 with a consequent increase in the level of coverage.
At the end of the period established for the mandatory rescheduling (March 2021), our portfolios showed the true impact of the pandemic, reflected in the increase in irregularity and the decrease in the coverage ratio.
Notwithstanding the above, the
non-performance
ratio of the portfolio remains low with respect to the values observed in other economies of the region and emerging economies. Regarding the coverage ratio, the provisioning levels of the financial system continue to be high.
Our figures evidence a tendency which is in line with the trend shown by the financial system, the ratio of non-performing
portfolio following Central Bank Rules reached a level of 1.3% while the coverage ratio amounted to 202% which, although showing a deterioration with respect to the previous year, the irregularity remains below pre-pandemic
levels.
The table below reflects our asset quality and that of the financial system as of December 31, 2019, 2020 and 2021:

	As of December 31
	2019	2020	2021
Financial System (Central Bank Rules)
Non-performing lending ratio (1)	5.7%	4.1%	4.3%
Coverage ratio (2)	94%	137%	110%
Banco Macro (Central Bank Rules)
Non-performing lending ratio (1)	2.2%	0.8%	1.3%
Coverage ratio (2)	105%	477%	202%
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
Profitability
In 2021 the profitability of the financial system decreased by 33% in nominal values, achieving a total of Ps. 211,277 million as of December 31, 2021 representing a 1.1% return on average assets and 7.2% on average equity.

The table below reflects our profitability and that of the financial system as of December 31, 2019, 2020 and 2021:

	As of December 31,
	2019 (1)	2020 (1)	2021
Financial System (Central Bank Rules)
Total income (in millions of Pesos) (2)	312,051	313,740	211,277
Return on average equity	46.4%	15.8%	7.2%
Return on average assets	5.4%	2.3%	1.1%
Banco Macro (Central Bank Rules)
Total income (in millions of Pesos)	40,800	30,269	27,123
Return on average equity	59.0%	20.9%	12.2%
Return on average assets	10.4%	4.3%	2.8%
Source: Central Bank for Financial System.

(1)	Figures detailed in the table above have not been adjusted for inflation nor restated for the changes in the general purchasing power of the Pesos as established by IAS 29.
(2)
In accordance with Communication “A” 7211, beginning in fiscal years beginning on January 1, 2021, the monetary effect accrued with respect to monetary items measured at fair value through Other Comprehensive Income (ORI) is recorded in the results for the period. The results for the years ended December 31, 2019 and 2020 were not restated in this table.

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
E. Critical Accounting Estimates
Not Applicable

Item 6.	Directors, Senior Management and Employees
A. Directors and Senior Management
We are managed by our Board of Directors, which as of the date of this annual report is comprised of 13 members and 2 alternate members. On April 16, 2012, our shareholders approved a proposal of the Board of Directors and amended our bylaws increasing the maximum size of our Board from 12 to 13 members. Currently, the shareholders may present at any annual ordinary meeting that may determine the size of the Board of Directors, provided that there shall be no less than three and no more than thirteen members of the Board of Directors. Any director so appointed will serve for three fiscal years. If the shareholders elect more than nine board members, each director will be reelected as a staggered board, to be renewed by thirds, provided that in all cases no less than three directors shall be renewed each time. The annual ordinary shareholders’ meeting may also appoint an equal or lesser number of alternate directors, to hold office for the same term than regular directors, to fill any vacancy in the board occurring for any reason whatsoever and shall further determine the order of substitution. Alternate directors shall hold office until the regular directors in whose place they have acted as substitutes shall resume office, and in case any such absence is permanent, until the next ordinary meeting of shareholders where at directors shall be appointed. Both regular and alternate directors may be re-elected
indefinitely.
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
BOARD OF DIRECTORS
The following table sets forth certain relevant information of the members of our board as of the date of this annual report:

Name	Position	Age	Year First Appointed as Director	Year of Expiration of Term
Delfín Jorge Ezequiel Carballo	Chairman	69	2002	2023
Jorge Pablo Brito	Vice Chairman	42	2002	2021
Carlos Alberto Giovanelli	Director	65	2016	2021
Nelson Damián Pozzoli	Director	55	2016	2021
Fabián Alejandro de Paul (1)	Director	58	2016	2021
Guillermo Merediz (1)(2)	Director	45	2020	2021
Constanza Brito	Director	40	2007	2023
Mario Luis Vicens (1)	Director	70	2016	2023
Sebastian Palla (1)	Director	47	2021	2023
Mariano Ignacio Elizondo (2)	Director	49	2020	2023
Delfín Federico Ezequiel Carballo	Director	37	2015	2022
Ramiro Tosi (1)(2)	Director	46	2020	2022
Marcos Brito	Director	39	2007	2021	(3)
Alan Whamond (1)	Alternate director	60	2019	2021
Juan Santiago Fraschina (1)(2)	Alternate Director	45	2020	2021

(1)	Independent Director.
(2)	Proposed by ANSES-FGS.
(3)
Corresponds to the expiry of the original term as Alternate Director. The position of Director shall be held until the next General Shareholders’ Meeting, in accordance with the provisions of Article 14 of the Bank’s by-laws.

The following family relationships currently exist within our Board of Directors:

(i)	Jorge Pablo Brito and Marcos Brito are the nephews of Delfín Jorge Ezequiel Carballo;

(ii)	Constanza Brito is the niece of Delfín Jorge Ezequiel Carballo;

(iii)	Jorge Pablo Brito, Marcos Brito and Constanza Brito are siblings;

(iv)	Delfín Federico Ezequiel Carballo is the son of Delfín Jorge Ezequiel Carballo;

(v)	Delfín Federico Ezequiel Carballo and Jorge Pablo Brito, Marcos Brito and Constanza Brito are cousins.
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

•	internal audit committee,

•	systems committee,

•	senior credit committee,

•	assets and liabilities committee,

•	asset laundering and terrorist financing prevention committee,

•	senior recovery committee,

•	risk management committee,

•	ethics and compliance committee,

•	corporate governance and appointments committee,

•	personnel incentives committee,

•	crisis committee, and

•	financial services users protection committee
The following table sets forth certain relevant information on our executive officers and our senior management, of the date of this annual report:

Name	Position	Age
Gustavo Alejandro Manriquez	Chief Executive Officer and General Manager	52
Jorge Francisco Scarinci	Chief Financial Officer and Finance Manager	51
Gerardo Adrián Álvarez	Human Resources and Administration Manager	52
Marcelo Agustín Devoto	Investment Banking Manager	46
Alberto Figueroa	Internal Audit Manager	61
Ana María Magdalena Marcet	Credit Risk Manager	61
Brian Anthony	Commercial Banking Manager	48
Juan Domingo Mazzon	Government Banking and Management Control Manager	48
Ernesto Eduardo Medina	Operations and Technology Manager	55
Francisco Muro	Distribution and Sales Manager	49
Adrián Mariano Scosceria	Corporate Banking Manager	56
Ernesto López	Legal Manager	49
Set forth below are brief biographical descriptions of members of our directors and our senior management:
Delfín Jorge Ezequiel Carballo
was born on November 21, 1952. Mr. Carballo is the Chairman of our Board of Directors since November 30, 2020, and he was the vicechairman of our board since April 30, 2020 until November 30, 2020 and previously he had been the chairman of the Board of Directors since April 27, 2018 until April 30, 2020 and the vice chairman of our Board of Directors until April 27, 2018. He holds a law degree from Universidad Católica Argentina. He joined our board in June 1988. Mr. Carballo also serves as alternate director of BYMA S.A.
Jorge Pablo Brito
was born on June 29, 1979. Mr. Brito is the Vice Chairman of our Board of Directors since November 30, 2020 and he was a member of our board since April 30, 2020 until November 30, 2020 and previously he had been the vice chairman of our board since April 27, 2018 until April 30, 2020. He has been a member of our Board of Directors since 2002 and our Chief Financial Officer since April 16, 2012, until November 8, 2017. He also serves as chairman of the Board of Directors of Macro Securities S.A., Inversora Juramento S.A., Genneia S.A., Fiduciaria JHB S.A., and as director of Macro Bank Limited.
Carlos Alberto Giovanelli
was born on April 6, 1957. He has been a member of our Board of Directors since April 26, 2016. In the financial sector, he worked as Deputy Credit Manager (1980-1983), Branch Deputy Manager (1983-1986), Credit Officer (1986-1989) and Deputy Commercial Manager (1991-1997) of La Sucursal de Citibank N.A., establecida en la República Argentina. He was Vice President of Investment Banking in Citibank, N.A. (1989-1991) and Vice President of Planning in La Sucursal de Citibank N.A., establecida en la República Argentina (1997-2002). He also held the position of Deputy Chairman of Asociación de Bancos (2001-2002) and incumbent director of Banco Patagonia S.A. (2007-2016). Mr. Giovanelli also serves as chairman of Havanna S.A, Desarrollo PI S.A., and Inverlat Investments S.A. He is also vice chairman of Impresora Contable S.A, Havanna Holding S.A., Aspro Servicios Petroleros S.A. and QSR S.A. and as incumbent director of Desarrollo Epsilon S.A.
Nelson Damián Pozzoli
was born on May 6, 1966. He has been a member of our Board of Directors since April 26, 2016. Mr. Pozzoli holds a degree in public accounting from Universidad Católica Argentina. In the financial sector, he was Director of La Sucursal de Citibank N.A., establecida en la República Argentina (1989-1992), Head of Capital Markets (1992-1994) and Corporate Banking Manager (1996-1997) of ABN AMRO Bank Argentina, Head of Equity (LATAM origination) of ABN AMRO Netherlands (1994- 1995) and Corporate Banking Manager of ABN AMRO Bank USA (1995-1996). He also held the position of Director of Banco Liniers Sudamericano (1997-1998), Investment Banking Manager of the Bankers Trust (1997-1999) and worked for the Chase Manhattan Bank and the First National Bank of Chicago from 1998 to 1999. He was also General Manager of Deutsche Bank Argentina (1999-2003). He also serves as chairman of Aspro Servicios Petroleros S.A. He is also vice chairman of Inverlat Investments S.A. and Desarrollo Epsilon S.A and he is incumbent director of Macro Securities S.A., Impresora Contable S.A., QSR S.A., Desarrollo Pi S.A. and Cablevisión Holding S.A. Furthermore, he serves as alternate Director of Havanna S.A. and Havanna Holding S.A.
Fabián Alejandro de Paul
was born on September 6, 1963. He was appointed as director on April 30, 2019. He has been an alternate member of our Board of Directors since April 28, 2017. Mr. de Paul holds a degree in accounting from Universidad de Buenos Aires and a Master´s in Business Administration from the University of Pennsylvania USA. Mr. de Paul worked in the Corporate Finance area of Citibank, N.A. (1989-1994), was Corporate Finance Manager at Merrill Lynch & Co. Argentina (1994-1995), Director of Corporte Finance at Merrill Lynch & Co. NY USA (1995-1997), was Manager of CEI Citicorp Holdings S.A. (1997-2000), he served as Regional Financial Director of Louis Dreyfus Commodities (2001-2009) and served as Regional Executive Director of Louis Dreyfus Commodities (2007-2009). Aditionally, he held the position of Director of Mercado Abierto Electrónico S.A. and Argencontrol S.A. in 2019.
Guillermo Merediz
was born on December 12, 1976. He was appointed as director on April 30, 2020, as representative of the
ANSES-FGS.
Mr. Merediz holds a degree in economics from the Facultad Latinoamericana de Ciencias Sociales. Mr. Merediz was appointed on December, 2019, Secretary of PyMES at the Ministry of Production.
Constanza Brito
was born on October 2, 1981. Ms. Brito has been a member of our Board of Directors since April 27, 2018. Previously, she served as Director from 2007 through 2015 and as alternate director since April 2016. She joined us in May 2005. Ms. Brito holds a degree in Human Resources Administration from Universidad del Salvador. Ms. Brito also serves as vice chairman of Mediainvest S.A. and as director of Visora Desarrollos Inmobiliarios S.A and Fiduciaria JHB S.A.
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
Sebastian Palla
was born on June 12, 1974. He has been a member of the Bank’s Board of Directors since April 30, 2021. Mr. Palla holds a degree in Economics from Universidad Torcuato Di Tella and an International General Certificate of School Education (IGCSE) from the University of Cambridge. He currently holds the position of CPO—Chief Procurement Officer of Telecom S.A. since August 2016. Previously, he served in the Bank as Advisor to the President from February 2009 to July 2010, as Investment

Banking and New Projects Manager from July 2010 to March 2015 and as Government Banking from April 2015 to July 2016. In turn, he served as President of Unión de Administradoras de Fondos de Jubilaciones y Pensiones from April 2007 to January 2009 and as Executive Director from February 2006 to April 2007. In the public sector he served as Undersecretary of Financing of the Ministry of Economy, Secretariat of Finance from May 2003 to November 2005 and as Chief of Staff of Advisors to the Secretary of Finance of the Ministry of Economy, Secretariat of Finance, from May 2002 to May 2003. He is also a member of the Young Global Leaders Forum since 2005 and of the Eisenhower Fellowships Community since 2008.
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
Delfín Federico Ezequiel Carballo
was born on July 4, 1984. He has been a member of our Board of Directors since April 26, 2016, and previously served on our Board from 2009 through 2011. He holds a degree in business economics from Universidad Torcuato Di Tella. He is vice chairman of Argenpay S.A.U. Mr. Carballo also serves as incumbent director of Colbrey S.A., Milsbor Corporation S.A., Havanna S.A. and Havanna Holding S.A. and as alternate director of Genneia S.A.
Ramiro Tosi
was born on June 17, 1975. He was appointed as director on April 30, 2020, as representative of the
ANSES-FGS.
Mr Tosi holds a degree in economics from Universidad de la Plata. Mr. Tosi was appointed in December, 2019, as Subsecretary of Financiamiento at the Ministry of Economy.
Marcos Brito
was born on October 5, 1982. Mr. Brito holds a degree in Business Economics from Universidad Torcuato Di Tella. He is a member of the Bank’s Board of Directors. Additionally, he is Chairman of Comercio Interior S.A., Argenpay SAU and Macro Fiducia S.A. and Vice-Chairman of Vizora Desarrollos Inmobiliarios S.A. and Inversora Juramento S.A. He also serves as a director of Fiduciaria JHB S.A. and as an alternate director of Genneia S.A. Marcos Brito has been a member of the Bank’s Board of Directors since October 2005.
Alan Whamond
was born on May 13, 1961. He has been a member of our Board of Directors since April 30, 2019. Mr. Whamond holds a degree in industrial engineer from Instituto Tecnológico de Buenos and a Master´s degree in Finance from Stanford University. In the financial industry, he worked as vice-president of Credit Suisse First Boston Corp. and as managing director of Pampa Management S.A. He also serves as director of the board of Directors of Cablevisión Holding S.A., Delmar Asesores S.A., and Naturgy Ban S.A and as administrator of Consultora Tecnopolítica SAS.
Juan Santiago Fraschina
was born on January 14, 1977. He was appointed as Alternate Director on May 27, 2020, as representative of the
ANSES-FGS.
Mr. Fraschina holds a degree in economics from the Universidad de Buenos Aires. From 2012 through 2014 he as Deputy Superintendent at the National Superintendency of Assurances. He also serves as director of Ternium S.A., Edenor S.A., Distriuidora de Gas Cuyana S.A. and as alternate director of Telecom S.A., Mirgor S.A. and Edesa Holding S.A.
Gustavo Alejandro Manriquez
was born on August 23, 1969. He has been our General Manager since May 2016 and our Chief Executive Officer since November 2017. He is a member of the Assets and Liabilities Committee, the Senior Credit Committee, the Systems Committee, and the Risk Management Committee. Mr. Manriquez holds a degree in Business Management from Universidad de Belgrano and a master’s degree in Finance from Universidad del CEMA, as well as a Management degree and a Directive Development degree from IAE. Mr. Manriquez joined us in February 2015.
Jorge Francisco Scarinci
was born on May 19, 1970. He is our Finance Manager since October 2006 and our Chief Financial Officer since November 2017. He is a member of the Assets and Liabilities Committee and the Risk Management Committee. Mr. Scarinci holds a BA in Economics from Universidad de Belgrano and a master’s degree in Finance from Universidad del CEMA and a CFA degree from Association for Investment Management and Research (AIMR). Mr. Scarinci joined us in May 2006. He serves as director of Argencontrol S.A. and Mercado Abierto Electrónico S.A.
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
Brian Anthony
was born on April 17, 1973. He has been Manager of Commercial Banking since March 2021. Mr. Anthony has held various positions in the bank in the past, such as Manager of Distribution and Sales, Human Resources, Management Control and Strategic Planning. Mr. Anthony holds a bachelor’s degree in Business Administration from CAECE University.
Juan Domingo Mazzon
was born on April 14, 1974. He is our Manager of Government Banking and Management Control since August 2019 and member of the Assets and Liabilities Committee and the Systems Committee. Mr. Juan Mazzon holds a degree in Public Accounting from Universidad Argentina de la Empresa (UADE) and holds an MBA from Vanderbilt University (USA). Mr. Mazzon joined us in October 2017.
Ernesto Eduardo Medina
was born on January 9, 1967. He is our Operations and Technology Manager since August 2020 and has been our Human Resources Manager since October 2016. He is a member of the Systems Committeee and the Risk Management Committee. Mr. Medina holds degrees in Public Accounting and Business Management from Universidad de Buenos Aires. He also has a degree in computer science from Universidad de Buenos Aires and a Psychology degree from Universidad de Ciencias Empresariales y Sociales. He holds two master’s degree in Renewable Energies and Environment Management, both from Universidad de Cádiz and a Master’s degree in Clinical Neuropsychology from Universidad Europea Miguel Cervantes. Mr. Medina joined us in February 1989.
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
Ernesto López
was born on October 5, 1972. He is our Legal Manager since December 2019 and a member of the Asset Laundering and Terrorist Financing Prevention Committee, the Senior Recovery Committee, the Ethics and Compliance Committee, the Senior Credit Committee and the Financial Services Users Protection Committee. Mr. López holds a Law degree from University of Buenos Aires. He also serves as director of Argenpay S.A.U.
B. Compensation
General Corporation Law provides that the compensation paid to all directors and syndics in a financial year may not exceed 5.0% of the company earnings if we are not paying dividends in respect of such net income. General Corporation Law increases the annual limitation on director compensation to up to 25.0% of net income based on the amount of such dividends, if any are paid. In the case of directors that perform duties at special commissions or perform administrative or technical tasks, the aforesaid limits may be exceeded if a shareholders’ meeting so approves, and such issue is included in the agenda and is in accordance with the CNV Rules. In any case, the compensation of all directors and members of the supervisory committee requires shareholders’ approval at an ordinary meeting.
The aggregate amount of compensation to all directors, alternate directors, and members of supervisory committee for fiscal year 2021 was Ps. 781.6 million. The aggregate nominal amount of compensation paid by Banco Macro to its senior management during 2021 was Ps. 423.9 million, including salaries and bonuses. Neither we nor any of our subsidiaries have entered into any agreement that provides for any benefit or compensation to any director after the expiration of his term or upon his retirement.

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
We incorporate the information regarding the significant ways in which our corporate governance practices differ from those followed by domestic companies under the NYSE listing standards by reference to our website
www.macro.com.ar
. For further information see item 16.G.
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
(c) has any professional relationship or is a member of a corporation that maintains frequent professional relationships of significant nature and volume or receives remuneration or fees (other than the one received in consideration of his performance as a director) from the issuer or its shareholders having a direct or indirect “significant participation” on the same, or with corporations in which the shareholders also have a direct or indirect “significant participation.” This prohibition includes professional relationships and affiliations during the last three years prior to his or her appointment as director;
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
The structure of the Board of Directors must be in conformity with the foregoing by the first shareholders’ meeting held after December 31, 2018. As of the date of this annual report, Mario Luis Vicens, Fabián Alejandro de Paul, Guillermo Merediz, Sebastián Palla, Mariano Ignacio Elizondo, Ramiro Tosi and the alternate directors Alan Whamond and Juan Santiago Fraschina qualified as independent members of our Board of Directors under these criteria specified by the CNV.
Pursuant to the Capital Markets Law, all of the members of the supervisory committee of companies admitted to the public offering regime shall have independent status.
Additionally, the Argentine Federation of Professional Council of Economic Sciences (“FACPCE”, for its acronym in Spanish) also established certain requirements regarding the independence of public accountants which act as members of the supervisory committee. Pursuant to regulations issued by the FACPCE and the CNV, syndics must be independent from the company they are auditing. A syndic will not be independent if he/she:

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
For information on the expiration of current terms of directors see Item 6.A “
Directors and Senior Management.”
For information on service contracts with directors providing benefits upon termination of employment see Item 6.B “
Compensation
.”
Supervisory Committee
Our bylaws provide for a supervisory committee, which consists of three syndics and three alternate syndics that serve for a term of one fiscal year. Pursuant to the Argentine Corporate Law, only lawyers and accountants admitted to practice in Argentina or civil partnerships composed of such persons may serve as syndics of an Argentine sociedad anónima
, or limited liability corporation.
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
The following table sets forth certain relevant information of the members of our supervisory committee as of the date of this annual report:

Name	Position	Age	Year of Appointment	Current Term Ends
Alejandro Almarza	Syndic	64	2021	April 2022
Carlos Javier Piazza	Syndic	63	2021	April 2022
Enrique Alfredo Fila (1)	Syndic	63	2021	April 2022
Alejandro Carlos Piazza	Alternate syndic	67	2021	April 2022
Leonardo Pablo Cortigiani	Alternate syndic	53	2021	April 2022
Gustavo Macagno (1)	Alternate syndic	68	2021	April 2022

(1)	Appointed by ANSES—FGS, as instructed by the Sindicatura General de la Nación.
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
Alejandro Carlos Piazza
was born on July 7, 1954. Mr. Piazza holds accounting degree and business administration degree from the School of Economics of the University of Buenos Aires in Argentina. Mr. Piazza also serves as a member of the supervisory committee of Macro Fondos Sociedad Gerente de Fondos Comunes de Inversion S.A., Servente y Cía, CRIBA S.A. and Ingemática S.A. and as alternate syndic of Macro Securities S.A., Macro Fiducia S.A., and Argenpay SAU. Mr. Piazza was admitted to the Accountants Professional Association of the City of Buenos Aires in 1978.
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
Audit Committee
As of the date of this annual report, our audit committee is comprised of three directors, Sebastián Palla, Fabián Alejandro de Paul and Mario Luis Vicens, all of which satisfy the independence requirements of
Rule 10A-3.
The Argentine independence standards under the CNV Rules differ in many ways from the NYSE and U.S. federal securities law standards. See item 16.G “
Corporate Governance
.”

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
The senior credit committee is responsible for the issuance of our credit policy and credit analysis guidelines. Furthermore, this committee reviews and approves margins of credit and/or extraordinary operations which exceed Ps.300,000,000 and examines periodic reports related to our loan portfolio.
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
Asset Laundering and Terrorist Financing Prevention Committee
. The Committee is made up of four directors, one of whom is a responsible officer designated as Compliance Officer, the Legal Manager and the senior officer responsible for the anti-laundering unit. The asset laundering and terrorist financing prevention committee is responsible for planning, coordinating and monitoring compliance with anti-money laundering policies approved by the Board of Directors and its powers include to:

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
The committee’s main functions are to control those incentives plans to all personnel, excluding directors, are consistent with our business culture, goals, long term business plan, business strategy, control environment of the Bank.

Crisis Committee
. The committee meets upon request and is convened by the General Manager in accordance with the needs that arise from time to time. This committee is composed of directors and senior managers.
Financial Services Users Protection Committee
. The Committee is comprised of one director, the Institutional Relations and Customer Services Manager, the Legal Manager, the Compliance Manager and the Operational Risk Management Coordinator. The committee is responsible for complying with the data protection standard of the User of Financial Services and Analysis of Existing Claims.
Advisors and Auditors
Advisors
Our main legal advisor is Bruchou, Fernández Madero & Lombardi, at 12 th
floor, Ing. Butty 275, City of Buenos Aires (C1001AFA). Bruchou, Fernández Madero & Lombardi provides us legal advice in the creation of the Program and the issuance of negotiable obligations. Our tax advisor in Argentina is Estudio Della
Roca-Piazza-Almarza,
15th floor, 432, 25 de Mayo St., City of Buenos Aires, Argentina.
Auditors
Banco Macro’s auditors for the last three fiscal years were:

Financial Statements as of	Auditor	Tax ID	Firm	Address	Enrollment
December 31, 2019	Carlos M. Szpunar	20-17802096-0	Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global Limited)	487 25 de Mayo	C.P.C.E.C.A.B.A. T°192 F°110
December 31, 2020	Carlos M. Szpunar	20-17802096-0	Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global Limited)	487 25 de Mayo	C.P.C.E.C.A.B.A. T°192 F°110
December 31, 2021	Leonardo D. Troyelli	20-26822478-6	Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global Limited)	487 25 de Mayo	C.P.C.E.C.A.B.A. T°287 F°155
Banco Macro’s alternate auditor was:

Auditor	Tax ID	Firm	Address	Enrollment
Pablo M. Moreno	20-16171094-7	Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global Limited)	487 25 de Mayo	C.P.C.E.C.A.B.A. T°164 F°235
All the auditing firm’s members are enrolled in the Professional Council in Economic Sciences of the City of Buenos (C.P.C.E.C.A.B.A.).
D. Employees
As of December 31, 2021, we had 8,005 employees, 40% of whom worked at our headquarters and the remaining 60% at our branches. Our employees are represented by a national bank union, which negotiates a collective bargaining agreement setting minimum wages for all of its members. We maintain good relations with our employees and have never experienced a work stoppage.

	As of December 31,
Employees	2019	2020	2021
Headquarters	3,338	3,202	3,185
Branches	5,430	5,359	4,820
Total (1)	8,768	8,561	8,005

(1)
If workers were performing their duties pursuant to the “Acciones de entrenamiento para el trabajo” program of the Ministry of Labor, Employment and Social Security and other casual workers included in the calculation, the number of our employees would have been, 8,788 in 2019. We do not account for such workers as employees, as we do not remunerate them for their services, which are paid directly by the Argentine province where they work.

E. Share Ownership
As of December 31, 2021, the persons who were members of Banco Macro S.A.’s Board of Directors and Supervisory Committee held as a group a total of 117,195,467 shares of our capital stock, representing 18.33% of the Bank’s share capital and 19.99% of the votes. With the exception of Delfín Jorge E. Carballo, Delfín Federico E. Carballo, Jorge Pablo Brito, Sebastián Palla and Leonardo Pablo Cortigiani, no member of the Board of Directors or the Supervisory Committee owned shares of the Bank. In addition, Alberto Figueroa, Ernesto López and Juan Domingo Mazzon, members of senior management, owned less than one per cent (1%) of Class B Shares.
The following table sets forth the beneficial ownership of our shares by the members of Banco Macro S.A.’s Board of Directors and Supervisory Committee, as of December 31, 2021:

Shareholder Name	Number of Class A shares owned	Number of Class B shares owned	Percentage of Capital stock (%)	Percentage of Voting rights (%)
Delfín Jorge Ezequiel Carballo	4,901,060	106,824,523	17.47%	19.19%
Other members	—	5,469,884	0.86%	0.80%
Total	4,901,060	112,294,407	18.33%	19.99%

Item 7.	Major Shareholders and Related Party Transactions
A. Major Shareholders
As of December 31, 2021, we had 639,413,408 outstanding shares of common stock, consisting of 11,235,670 Class A shares and 628,177,738 Class B shares. Each share of our common stock represents the same economic interests, except those holders of our Class A shares are entitled to five votes per share and holders of our Class B shares are entitled to one vote per share. Other than noted differences among holders of Class A shares and holders of Class B shares, the holders of these shares listed in the table below do not have different voting rights.
The following table sets forth information regarding the ownership of our Class A and Class B shares as of December 31, 2021:

	Class A	Class B		Total	% of capital	% of votes
ANSES	—	184,156,124		184,156,124	28.80%	26.91%
Delfín Jorge Ezequiel Carballo	4,901,060	106,824,523		111,725,583	17.47%	19.19%
JHB BMA Guarantee Trust	5,995,996	104,473,881		110,469,877	17.28%	19.65%
Other	338,614	232,723,210	(2)	233,061,824	36.45%	34.25%
Total	11,235,670	628,177,738		639,413,408	100.00%	100.00%

(1)	Upon the death of Jorge Horacio Brito, his shares were transferred ad referendum of the Central Bank of Argentina to a Trust whose beneficiaries are his forced heirs.
(2)	Includes The Bank of New York Mellon as depositary of our ADSs. The Bank of New York Mellon holds 166,820,780 Class B shares, 26.09% of capital and 24.38% of votes.
The table below represents the evolution of our capital stock and the material changes in equity participation of the major shareholders, in both cases, for the last three years:

Date	Capital Stock (Shares)	Event	Major Shareholders
December 31, 2019	639,413,408	Decrease by 30,265,275 (1) Increase by 15,662 (2)	Jorge H. Brito 17.37%; Delfín Jorge Ezequiel Carballo 17.47%; ANSES (as manager of the Fondo de Garantía de Sustentabilidad) 28.80%

Date	Capital Stock (Shares)	Event	Major Shareholders
December 31, 2020	639,413,408		Trust JHB (3) 17.28%; Delfín Jorge Ezequiel Carballo 17.47%; ANSES (as manager of the Fondo de Garantía de Sustentabilidad) 28.80%
December 31, 2021	639,413,408		JHB BMA Guarantee Trust (3) 17.28%; Delfín Jorge Ezequiel Carballo 17.47%; ANSES (as manager of the Fondo de Garantía de Sustentabilidad) 28.80%

(1)	Capital reduction as approved by the Shareholders’ Meeting held on April 30, 2019.
(2)	Increase in share capital due to the merger of Banco Macro S.A. and Banco del Tucumán S.A. as approved by the Shareholders’ Meeting held on April 30, 2019.
(3)	Upon the death of Jorge Horacio Brito, his shares were transferred ad referendum of the Central Bank of Argentina to a Trust whose beneficiaries are his forced heirs.
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
For the years ended December 31, 2019, 2020 and 2021 an aggregate of Ps. 6,808.5 million, Ps. 2,732.5 million and Ps. 3,456.2 million, respectively, in financial assistance granted by us (including loans, leases and guarantees granted) was outstanding to related parties (not including main subsidiaries). All financial assistance to related parties (a) were made in the ordinary course of business; (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.
Likewise, as of December 31, 2019, 2020 and 2021, the total amount of deposits made by related parties (not including main subsidiaries) to us amounted to Ps. 29,605.4 million, Ps. 6,703.7 million, and Ps. 5,461.9 million, respectively.
For further information regarding related party transactions see note 20 “Related parties” to our audited consolidated financial statements as of December 31, 2021, and 2020.
C. Interest of experts and counsel
Not applicable.

Item 8.	Financial Information
A. Consolidated Statements and Other Financial Information
See Item 18 and our audited consolidated financial statements as of December 31, 2021, and 2020 included in this annual report.

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
For further information regarding legal proceedings, see note 50 “Tax and other claims” to our audited consolidated financial statements as of December 31, 2021, and 2020. In connection with such claims, our management and its tax and legal advisors believe there are no additional significant effects to those already recognized in the books that may result from the final outcome of such claims.
Please note that we have been subject to the imposition of certain sanctions imposed by the Central Bank or the UIF and summaries at CNV or UIF. Nevertheless, these potential penalties would not involve the payment of material amounts. As of the date of this annual report, the total amount of monetary penalties received, pending to be paid for being appealed amount to Ps.500 thousand, which was registered according to Communication “A” 5689 and 5940 of the Central Bank, as amended or supplemented from time to time. Our management and our legal advisors believe that no further significant accounting effects could arise from the effect of the mentioned situations.
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
The following table sets forth the cash dividends paid to our shareholders from 2003 through 2021. All banks were prohibited by the Central Bank from paying dividends in respect of the results of 2001 and 2002.

Based on financial statements for year ended December 31,	Payment Dates	Dividends per Share (in Pesos, not adjusted for inflation)	Aggregate Dividend Payment (in millions of Pesos, not adjusted for inflation)
2003	July 2004	0.10	60.9
2004	April 2005	0.05	30.4
2005	May 2006	0.10	68.4
2006	May 2007	0.15	102.6
2007	May 2008	0.25	171.0
2008	September 2009	0.25	149.9	(1)
2009	June 2010	0.35	208.1
2010	May 2011	0.85	505.3
2011	—	0.00	0.0
2012	—	0.00	0.0
2013	July 2014	1.02	596.3
2014	March 2016	0.39	227.7	(2)
2015	August 2016	1.10	643.0

Based on financial statements for year ended December 31,	Payment Dates	Dividends per Share (in Pesos, not adjusted for inflation)	Aggregate Dividend Payment (in millions of Pesos, not adjusted for inflation)
2016	June 2017	1.20	701.5
2017	May 2018	5.00	3,348.3
2018	May 2019	10.00	6,394.0
2019	(3)	(3)	(3)
2020	(4)	(4)	(4)
2021	(5)	(5)	(5)

(1)	For fiscal year ended December 31, 2008, dividends paid in cash were Ps.148.3 million based on the outstanding number of shares on the payment dates.
(2)
For the fiscal year ended December 31, 2014, we sought authorization from the Central Bank to distribute Ps.596.3 million (Ps.1.02 per share) and in February 2016 we received authorization to distribute Ps.227.70 million (Ps.0.3895 per share).

(3)
The shareholders´ meeting held on April 30, 2020, resolved to approve a cash dividend for a total amount of Ps. 12,788.3 million subject to prior authorization of the Central Bank. In addition, the shareholder’s meeting held on October 21, 2020, resolved to approve a complementary dividend for a total amount of Ps. 3,791.7 million subject to prior authorization of the Central Bank. Pursuant to Communication “A” 7312 of the Central Bank, the distributions of profits were suspended until December 31, 2021.

(4)
The shareholders´ meeting held on April 30, 2021, resolved to approve a cash dividend for a total amount of Ps. 10,000.4 million which represented Ps.15.64 per shares subject to prior authorization of the Central Bank. Pursuant to Communication “A” 7312 of the Central Bank, the distributions of profits were suspended until December 31, 2021.

(5)
The Board of Directors´ meeting held on March 9, 2022, resolved to submit for discussion by the Shareholders’ Meeting the motion to distribute the amount of Ps. 22.18 per share, which shall mean a total amount to be distributed of Ps.14,187.9 million subject to prior authorization of the Central Bank.

For fiscal years ended December 31, 2011, and 2012 we were not able to distribute dividends because we did not reach the regulatory threshold for dividend distribution under Central Bank Rules. For more information, see “
Item 4.B—Argentine Banking Regulation—Liquidity and Solvency Requirements—Requirements Applicable to Dividend Distribution.
”
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
This requirement shall be deemed fulfilled only if there are no defects in the integration of the minimum capital position, both individual and consolidated, for the closing for the corresponding year to the unassigned results considered or in the last closed position verified, both of which present less excess of integration with respect to the requirement. We have obtained authorization from the Central Bank to distribute dividends for fiscal years 2003 through 2010. For fiscal years ended December 31, 2011, and 2012 we were not able to distribute dividends because we did not reach the regulatory threshold for dividend distribution under Central Bank Rules. For fiscal year 2013, 2014, 2015 and 2016, we sought authorization from the Central Bank to distribute dividends, which we paid in July 2014, March 2016, August 2016 and June 2017. As a result of certain regulatory modifications introduced by the Central Bank, dividend payments made for the years 2017 and 2018 did not require prior authorization.
On January 31, 2020, the Central Bank issued Communication “A” 6886, pursuant to which financial entities must obtain prior approval of the Central Bank in order to distribute dividends. The Superintendency shall take into account the potential effects of the enforcement of section 5.5 of the International Financial Reporting Standards 9 by Communication “A” 6430 and the restatement of the financial statements as provided by Communication “A” 6651, among others.
On March 19, 2020, in the midst of the
COVID-19
crisis, the Central Bank issued Communication “A” 6939, as amended from time to time, by virtue of which the distribution of dividends by financial entities was temporarily suspended until December 31, 2021.
As a result of the above, the distribution of dividends for 2019 and 2020 is pending authorization by the Central Bank.
On December 2021, by means of Communication “A” 7421, as amended, the Central Bank authorized financial entities to distribute dividends for up to 20% of the amount of earnings that should have been distributed if the “Earnings distributions” rules had been applied, from January 1, 2022 to December 31, 2022. Those financial entities authorized by the Central Bank to distribute their profits must make such distribution in 12 equal, monthly and consecutive installments.
Additional regulatory and contractual restrictions exist which could affect the distribution of earnings and are included in note 51 “Restriction on dividends distribution” of our audited consolidated financial statements as of December 31, 2021, and 2020.
Legal reserve requirement
Pursuant to the Financial Institutions Law, we are required to maintain a legal reserve which must be funded with no more than 20% and no less than 10% of yearly income (which is calculated over the income that arise from the statutory financial statements), in accordance with Central Bank Rules. Pursuant to Central Bank Rules, we maintain a legal reserve which is funded with 20% of our yearly income, which may differ in certain significant aspects with IFRS (For more information see note 51 “Restriction on dividends distribution” of our audited consolidated financial statements as of December 31, 2021, and 2020”). This reserve can only be used during periods in which a financial institution has incurred losses and has exhausted all other reserves. If a financial institution does not comply with the required legal reserve, it is not allowed to pay dividends to its shareholders.
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
We are a financial institution incorporated under the laws of Argentina on November 21, 1966, as a sociedad anónima,
or a stock corporation, for a
99-year
period and registered on March 8, 1967, with the Public Registry of Commerce of Bahía Blanca, Province of Buenos Aires, Argentina, under No. 1154 of Book 2, Folio 75 of
Estatutos.
We subsequently changed our legal address to the City of Buenos Aires and registered it with the IGJ on October 8, 1996, under No. 9777 of Book 119, Volume A of
Sociedades Anónimas
.
As of December 31, 2021, our capital stock consisted of Ps.639,413,408, represented by 11,235,670 common, book-entry Class A shares, with a par value of one Peso each and the right to five votes per share, and 628,177,738 common, book-entry Class B shares, with a par value of one Peso each and the right to one vote per share.
According to our bylaws, we may issue different classes of shares of common stock entitled with one or five votes per share. However, as long as we remain in the public offering regime, we cannot issue additional shares of any class of capital stock that could entitle the holder thereof to more than one vote per share. All outstanding shares are fully paid.
Our Class B shares are listed on the BYMA since November 1994 and on the MAE since October 2015. Our ADSs are listed in the NYSE since March 2006. Holders of Class A shares are permitted to convert their shares into Class B shares on a one-for-one
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
In respect of the different categories of agents established by the Capital Markets Law, and the CNV Rules, Banco Macro, and certain of their subsidiaries are registered with the CNV in one or more of the following categories: negotiation, clearing and settlement agent (ALyC), custody of collective investment products agent (AC PIC FCI), placement and distribution of mutual funds agent (ACYD FCI), financial trustees’ agent (FF) and nonfinancial trustees agent (FNOF), as applicable.
Shareholders’ liability
Shareholders’ liability for losses of a company is limited to the value of their shareholdings in the company. Under the Argentine Corporate Law, however, shareholders who voted in favor of a resolution that is subsequently declared void by a court as contrary to Argentine laws or a company’s bylaws (or regulations, if any) may be held jointly and severally liable for damages to such company, other shareholders or third parties resulting from such resolution. See also Item 3.D
“
Risk Factors—Risks relating to our Class
 B shares and the ADSs—Our shareholders may be subject to liability for certain votes of their securities.
”
Redemption and rights of withdrawal
Our shares are subject to redemption in connection with a reduction in capital by the vote of a majority of shareholders at a special shareholders’ meeting. Whenever our shareholders approve a spin-off
or merger in which we are not the surviving corporation, the change of our corporate legal status, a fundamental change in our corporate purpose, change of our domicile outside of Argentina, voluntary withdrawal from public offering or delisting, our continuation in the case of mandatory delisting or cancellation of the public offering authorization, or a total or partial recapitalization following a mandatory reduction of our capital or liquidation, any shareholder that voted against such action that was approved or did not attend the meeting at which the decision was taken, may withdraw and receive the book value of its shares, determined on the basis of our latest balance sheet prepared or that should have been prepared in accordance with Argentine laws and regulations, provided that such shareholder exercises its appraisal rights within a determined period. However, because of the absence of legal precedent directly on point, there is doubt as to whether holders of ADSs will be able to exercise appraisal rights either directly or through the depositary with respect to Class B shares represented by ADSs. Rights of withdrawal must be exercised within the five (5) days following the adjournment of the meeting at which the resolution was adopted, in the event that the dissenting shareholder voted against such resolution, or within fifteen (15) days following such adjournment if the dissenting shareholder did not attend such meeting and can prove that he was a shareholder on the date of such meeting. In the case of merger or spin-off,
rights of withdrawal may not be exercised if the shares to be received as a result of such transaction are authorized for public offering or listed. Rights of withdrawal are extinguished if the resolution giving rise to such rights is revoked at another shareholders’ meeting held within seventy-five (75) days of the meeting at which the resolution was adopted.
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

Voting rights
Under our bylaws, each Class A share entitles the holder thereof to five votes at any meeting of our shareholders and Class B shares entitle the holders thereof to one vote per share. However, according to the Argentine Corporate Law, shares entitle the holder to only one vote per share to vote the approval of: an early dissolution, a merger or spin-off
when we are not the surviving entity, a reduction of capital stock and redemption of shares, a transformation from one type of entity to another, a limitation of shareholders’ preemptive rights, a transfer of our domicile outside Argentina, and a fundamental change of our corporate purpose set forth in our bylaws. In such cases Class A shares are entitled to only one vote per share and Class B shares are entitled to only one vote per share. In addition, pursuant to Argentine applicable law, as long as we remain public, we cannot issue additional shares of any class of capital stock that could entitle the holder thereof to more than one vote per share.
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
Shareholders’ meetings may be called by the board of directors, or the members of the supervisory committee whenever required by law or whenever they deem it necessary. Also, the board or the members of the supervisory committee are required to call shareholders’ meetings upon the request of shareholders representing an aggregate of at least five percent of our outstanding capital stock. If the board or the supervisory committee fails to call a meeting following such a request, a meeting may be ordered by the

CNV or by the courts. In order to attend a meeting, a shareholder must also deposit with us a certificate of book-entry shares registered in its name and issued by Caja de Valores S.A. at least three (3) business days prior to the date on which the meeting is to be held. If so entitled to attend a meeting, a shareholder may be represented by proxy. Proxies may not be granted to our board, members of the supervisory committee, officers or employees.
By means of CNV’s General Resolution No. 830/2020, dated April 3, 2020, publicly offered entities are allowed to hold remote shareholders and board of directors’ meetings, via electronic means, even if their respective bylaws do not provide for this, respecting the minimum requirements to ensure the integrity of the vote of each participant and the presence of all shareholders and members, respectively. By means of CNV´s interpretation No. 80 the provisions of CNV’s General Resolution No. 830/2020 were restated.
Election of directors
The shareholders present at any annual ordinary meeting may determine the size of the board of directors, provided that there shall be no less than three (3) and no more than thirteen (13) directors. Any director so appointed will serve for three fiscal years. If the shareholders elect nine or more board members, each director will be re-elected
as a staggered board, to be renewed by thirds, provided that in all cases no less than three directors shall be renewed each time. The annual ordinary shareholders’ meeting may also appoint an equal or lesser number of alternate directors, to hold office for the same term than regular directors, to fill any vacancy in the board occurring for any reason and shall further determine the order of substitution. Alternate directors shall hold office until the regular directors in whose place they have acted as substitutes shall resume office, and in case any such absence is permanent, until the next ordinary meeting of shareholders where at directors shall be appointed. Both regular and alternate directors may be re-elected
indefinitely.
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

Tender offer regime
Tender offer regime in the case of a change in control
Mandatory tender offer or exchange in Argentina
Pursuant to the rules set forth in the Capital Markets Law, the Productive Financing Law and the CNV Rules, anyone who, either individually or collectively, effectively achieves a “controlling interest” in a publicly traded company, will be bound to submit a mandatory tender offer (“OPA”, acronym in Spanish for
Oferta Pública de Adquisición Obligatoria
) in any of the scenarios set forth below:

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

(i)
the higher price that the offeror, acting individually or jointly, may have paid or agreed to pay for the securities to be offered by virtue of the OPA during the 12 months prior to the beginning of the period during which the OPA must take place;

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
The acquisition of one’s own shares must be made with liquid and realized profits or with free reserves, whenever paid up in full, and for the amortization or disposition thereof, within the term set forth in section 221 of the Argentine Companies Law and the company must present the CNV with evidence that it has the necessary solvency to affect such purchase and that the payment for the shares will not affect its solvency. The price offered should be an equitable price. To determine if an equitable price is offered, the criteria set forth for mandatory tender offers must be followed.
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
C. Material Contracts
In 2020, several banks of the Argentine financial system constituted Play Digital S.A., a society that developed the fintech platform called “Modo”. Initially, the shareholders were Banco de Galicia y Buenos Aires SAU, Banco BBVA Argentina SA, Banco Santander Río SA and Banco Macro SA. Subsequently, other banks were accepted as shareholders together with the abovementioned. Modo is an online wallet that allows its users to send and request money between contacts, integrate all their cards and bank accounts into a single software application and pay through Quick Response (QR) codes. At the date of this annual report, the Bank holds 10.020% of the total shareholder equity of Play Digital S.A.
During the past two years we did not enter into or became party to another contract that is required to be disclosed under this item, other than the above-mentioned company.
For further information, see “History and Description of the Bank’s Business—History—Banco Macro S.A.” and Item 4.B “Business Overview”/ Technology, automated channels and credit cards processing systems.
D. Exchange Controls
On September 1, 2019, after the market disruptions caused by the results of the primary elections, with the purpose of strengthening the normal functioning of the economy, fostering a prudent administration of the exchange market, reducing the volatility of financial variables and containing the impact of the variations of financial flows on the real economy, the Argentine government issued Decree No. 609/2019 whereby foreign exchange controls were temporarily reinstated. The decree: (i) reinstated, originally until December 31, 2019, the exporters’ obligation to repatriate the proceeds from exports of goods and services in the terms and conditions set forth by the Central Bank’s implementing regulations and settle for Pesos through the FX Market; and (ii) authorized the Central Bank to (a) regulate access to the FX Market for the purchase of foreign currency and outward remittances; and (b) set forth regulations to avoid practices and transactions aimed to circumvent, through the use of securities and other instruments, the measures adopted through the decree. On the same date, the Central Bank issued Communication “A” 6770, which was subsequently amended and supplemented by further Central Bank communications.

At present, foreign exchange regulations have been consolidated in a single regulation, Communication “A” 7490, as subsequently amended and supplemented from time to time by Central Bank’s communications (the “FX Regulations”). Below is a description of the main exchange control measures implemented by the FX Regulations:
Specific Provisions for Inward Remittances
Repatriation and settlement of the proceeds of exports of goods
In accordance with section 7.1 of the FX Regulations, exporters must repatriate, and settle for Pesos through the FX Market, the proceeds form exports of goods cleared through customs as from September 2, 2019. Notwithstanding the maximum terms for settlement as of obtaining the “shipping fulfillment” (
cumplido de embarque
) established in section 7 of the FX Regulations, export proceeds must be entered and settled through the FX Market within 5 business days following payment thereof.
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
Application of exports proceeds
FX Regulations authorize the application of export proceeds to the repayment of:
(i) pre-export
financings and export financings granted or guaranteed by local financial entities; (ii) foreign pre-export
financings and export advances settled in the FX Market, provided that the relevant transactions were entered into through public deeds or public registries; (iii) financial indebtedness under contracts executed prior to August 31, 2019 providing for cancellation thereof through the application abroad of export proceeds; (iv) other foreign financial indebtedness subject to certain requirements as established in sections 7.9 and 7.10 of the FX Regulations. All other uses of export proceeds shall be subject to Argentine Central Bank prior approval.
Local collections for exports of
on-board
supplies to foreign flagged means of transport (regimen de ranchos)
Section 8.5.18 establishes that, regarding local collections for exports of on-board
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
The entity which states the precedent shall previously verify compliance with all the other requirements stablished in Section 3.2.2. of the FX Regulations except for provisions of Section 3.16.13. and the local agent of the company that owns the foreign flagged means of transport shall have filed an affidavit stating that it has not transferred or will transfer funds abroad for the proportional amount of the operations included in the certification.
C)    In the event that the funds have been received in the country in foreign currency, a certification that the settlement of the funds through the FX Market has been made is needed.

The local agent of the company that owns the foreign flagged means of transport shall not have used this mechanism for an amount greater than US$250,000 in the calendar month.
Repatriation and settlement of proceeds from exports of services
Section 2.2 of the FX Regulations imposes to exporters the obligation to repatriate and settle in the FX Market, the proceeds from exports of services within 5 business days following payment thereof.
Proceeds from exports of services may be applied to principal and services repayment of foreign financial indebtedness or securities denominated in foreign currency registered in Argentina and with services payments in foreign currency in Argentina or to the repatriation of foreign direct investments, to the extent requirements set forth in section 7.9 of the FX Regulations are met.
Sale of
non-financial
non-produced
assets
Pursuant to section 2.3 of the FX Regulations, the proceeds in foreign currency of the sale of non-financial
non-produced
assets must be repatriated and settled in Pesos in the FX Market within 5 business days following either the perception of funds in the country or abroad, or their accreditation in foreign accounts.
Foreign financial indebtedness
Pursuant to Section 2.4 of the FX Regulations in order for resident debtors to have access to the FX Market to repay foreign financial indebtedness disbursed as of September 1, 2019, the loan proceeds must have been settled through the FX Market and the operation must have been declared under the Foreign Assets and Liabilities Reporting Regime. As a result, although settlement of the loan proceeds is not mandatory (i.e., the loan proceeds may be kept and applied directly abroad), failure to settle them shall preclude future access to the FX Market for repayment purposes.
Access to the FX Market to make such payments more than three days prior to the due date (e.g., due to voluntary or mandatory prepayment provisions) is, as a rule, subject to prior Central Bank´s approval. Prepayments done with funds from new, duly settled, foreign loans or in connection with debt refinancing or liability management processes may be exempted from such prior Central Bank´s approval to the extent they comply with several requirements as set forth in section 3.5 of the FX Regulations.
Until June 30, 2022, prior Central Bank´s approval is required in order for local residents to access the FX Market to make principal payments under cross-border financial indebtedness with related parties (unless the loan proceeds were settled through the FX Market after October 1, 2020, and the loan has an average life of at least 2 years).
Exceptions to the repatriation and settlement requirement
Although the FX Regulations maintain the obligation to repatriate export proceeds to Argentina through the FX Market, in accordance with section 2.6, exporters are authorized to avoid the settlement in Argentine Pesos to the extent that: (a) the funds are credited to foreign-denominated accounts in the name of the exporter, opened at local banks; (b) the funds are brought to Argentina within the applicable period established; (c) the funds are simultaneously applied to conduct payments for which the regulations grant access to the FX Market, subject to any applicable caps; (d) if the funds correspond to the proceeds of new external financial indebtedness and are applied to the prepayment of foreign currency-denominated loans with local banks, the new indebtedness must have a longer average life than the local indebtedness, and (e) the mechanism is tax-neutral.
Specific Provisions Regarding Access to the FX Market
General Requirements
As a general rule, and in addition to any rules regarding the specific purpose for access, certain general requirements must be met by a local company or individual to access the FX Market for the purchase of foreign currency or its transfer abroad (i.e., payments of imports and other purchases of goods abroad; payment of services rendered by non-residents;
remittances of profits and dividends; payment of principal and interest on external indebtedness; payments of interest on debts for the import of goods and services, among others) without need of prior Central Bank of Argentina prior approval. These include the following:

(i)	during the 90 days preceding the date of said access, the local company must not have:

(a)
sold in Argentina securities issued by residents for foreign currency, transferred such securities to a foreign depositary, exchanged such securities for other foreign assets, or, as of October 29, 2021, purchased foreign securities issued by non-residents
with Pesos in Argentina; or

(b)
delivered Pesos or other local liquid assets (e.g., Argentine sovereign bonds) to any individual or legal entity having a direct controlling interest in it, unless: (i) such delivery resulted from regular purchases of goods or services executed in its ordinary course of business, or (ii) it provides an affidavit from each such controlling individual or legal entity pursuant to which such persons declare they comply with the restrictions set forth in (i)(a) above, and undertake to comply with (ii)(d) below; and

(ii)	on the date of said access, the local company must:
(a) not have any available foreign liquid assets in excess of U$S 100,000, Central Bank Communication “A” 7030 contains a non-exhaustive
list of assets that qualify as “foreign liquid assets” for purposes thereof, which include foreign currency bills and coins, gold bars, sight deposits with foreign banks and, generally, any other investment that allows for immediate availability of foreign currency (e.g., foreign bonds and securities, investment accounts with foreign investment managers, crypto-assets, cash held with payment service providers, etc.).
(b) deposit all its local holdings of foreign currency in accounts held with local financial institutions,
(c) undertake to settle through the FX Market within 5 business days as from receipt thereof, any funds received abroad as a result of the repayment of loans, the release of term-deposits or the sale of any type of asset, to the extent the asset was originally acquired, the deposit made or the loan granted, as applicable, after May 28, 2020,
(d) undertake to, during the 90 days following said access to the FX Market, not sell in Argentina securities issued by residents for foreign currency, transfer such securities to foreign depositaries, exchange such securities for other foreign assets, or purchase foreign securities with pesos in Argentina, and
(e) not be included in the list of “issuers of fake invoices and similar documents” (
base de facturas o documentos equivalentes calificados como apócrifos
) kept by the Argentine Tax Authority (Administración Federal de Ingresos Públicos).
Payment of Imports
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
Pursuant to section 10.11.1 of the FX Regulations, for the purposes of accessing the FX Market to pay imports of goods or the principal amount of debts arising from the import of goods, Central Bank prior approval will be required until December 30, 2022, unless any of the conditions stated in sections 10.11.1 to 10.11.11 are met. Some of these conditions are:

a)
the entity has received an affidavit from the client stating that the total amount of payments associated with its imports of goods processed through the FX Market as of 2020, including the payment for which approval is sought, does not exceed in more than $250,000 the amount by which the importer would have access to the exchange market when computing: (i) the imports of goods registered on behalf of the relevant in the system for tracking payments of imports of goods (SEPAIMPO) and that were registered between January 1, 2020 and the day prior to accessing the FX Market, (ii) plus the amount of payments made under other exceptions, (ii) minus the amount pending to be paid in Argentina, related to payments of imports with pending customs registration made between September 1, 2019 and December 31, 2019;

b)	filing a SIMI (Sistema Integral de Monitoreo de Importaciones declarations) approved that meets the requirements described in the FX Regulations;

c)
in the case of a “deferred payment” of imports corresponding to goods that have been shipped as of July 1, 2020, or that, having been shipped previously, have not arrived in the country before that date, provided that they are associated to a SIMI that complies with the requirements described in the FX Regulations;

d)
it is a payment associated with an operation not included in section b) above, to the extent that it is intended to be used towards the cancellation of a commercial debt for imports of goods with an export credit agency or a foreign financial entity or that was guaranteed by either of such entities;

e)
in the case of “demand payments” of imports of goods or for commercial debt arising from imports of goods that do not have custom registration evidencing entry of the goods into Argentina, provided that, among others:

•	the import corresponds to the importation of materials/supplies to be used for the production of goods in the country; and

•
the payments made under this section do not exceed, in the current calendar month and for the financial entities as a whole, the amount obtained by considering the average of the total amount of imports of materials/supplies computed by the company in the formula stated in a) above in the last twelve months, minus the amount of imports of goods that do not have custom registration evidencing entry of the goods into Argentina in a situation of delay recorded by the importer.

Prior to authorizing payments for imports of goods, the intervening financial entity must, in addition to requesting the client’s affidavit, verify that such statement is compatible with the existing data in the relevant online Central Bank of Argentina’s databases.
As of January 3, 2022, among other requirements, if new financial indebtedness is settled through the FX Market and such indebtedness is entered into with a third party, has an average life of not less than 2 years, and has no principal maturities until at least 3 months from settlement, then access to the FX Market shall be granted to pay for imports of goods upon maturity. This mechanism can only be used for up to U.S.$ 10 million.
Payment of services provided by
non-residents
Pursuant to section 3.2 of the FX Regulations, residents may access the FX Market for payment of services rendered by non-residents
(except intercompany services), as long as it is verified that the operation has been declared, if applicable, in the last overdue presentation of the Foreign Assets and Liabilities Reporting Regime. Access to the FX Market for payment of intercompany imports of services is, as a general rule, subject to prior Central Bank of Argentina approval.
As of January 3, 2022, among other requirements, if new financial indebtedness is settled through the FX Market and such indebtedness is entered into with a third party, has an average life of not less than 2 years, and has no principal maturities until at least 3 months from settlement, then access to the FX Market shall be granted to repay intercompany services upon maturity and for services rendered at least 180 calendar days prior to requiring access to the FX Market or arising from a contract executed 180 calendar days prior to requiring access. This mechanism can only be used for up to U.S.$ 10 million.
Access to the FX Market for the prepayment of debts for services requires prior authorization by the Central Bank of Argentina.
Foreign financial indebtedness
As abovementioned under “
Specific Provisions for Inward Remittances – Foreign financial indebtedness
” in order for resident debtors to have access to the FX Market to repay foreign financial indebtedness disbursed as of September 1, 2019, the loan proceeds must have been settled through the FX Market and the operation must have been declared under the Foreign Assets and Liabilities Reporting Regime.
Until June 30, 2022, prior Central Bank´s approval is required in order for local residents to access the FX Market to make principal payments under cross-border financial indebtedness with related parties (unless the loan proceeds were settled through the FX Market after October 1, 2020, and the loan has an average life of at least 2 years).
Section 3.17 of FX Regulations establishes that debtors with scheduled principal payments maturing between October 15, 2020 and December 31, 2022 relating to (i) foreign financial indebtedness of the non-financial
private sector with a creditor who is not a counterparty related to the debtor; (ii) foreign financial indebtedness on account of transactions of the debtor and/or (iii) issuances of debt securities publicly registered in Argentina, denominated in foreign currency, of private sector customers or of the financial entities themselves, had to submit a refinancing plan to the Central Bank in line with the following criteria (the “Refinancing Plan”):
(a) debtors were given access to the FX Market on the original maturity dates to make payments of net principal amounts not exceeding forty percent (40%) of the principal amounts due; and
(b) the balance of the principal amount shall have to be refinanced, at least, by means of a new foreign indebtedness with an average life of two (2) years.

Further, in addition to the refinancing granted by the original creditor, proceeds from new foreign financial indebtedness with other creditors shall also be computed, provided that the proceeds obtained therefrom be transferred and settled through the FX Market. In the case of issuances of debt securities publicly registered in Argentina and denominated in foreign currency, new issuances shall also be computed provided that certain conditions are met
The abovementioned provisions shall not apply to: (i) indebtedness with international organizations or associated agencies thereof or secured by them; (ii) indebtedness granted to the debtor by official credit agencies or secured by them; and (iii) when the amount for which access to the FX Market is requested for repayment of principal under such indebtedness does not exceed the equivalent of US$ 2,000,000 (two million U.S. dollars) per calendar month, and (iv) indebtedness originated as from 01.01.2020 and whose funds have been deposited and settled in the foreign exchange market; (v) indebtedness originated on or after 01.01.2020 and which constitute refinancing of principal maturities subsequent to that date, to the extent that the refinancing has made it possible to reach the parameters set forth in said point; and (vi) the remaining portion of maturities already refinanced to the extent that the refinancing has made it possible to reach the parameters set forth in said item.
Foreign financial indebtedness principal and services prepayment:
(1) access to the FX Market up to 45 calendar days prior to the maturity date for the payment of principal and services of foreign financial debts or debt securities publicly registered in Argentina and denominated in foreign currency will be allowed if the prepayment is made by virtue of a debt refinancing process that complies with the provisions set forth in section 3.17 mentioned above and, additionally, when all of the following conditions are met: (a) the amount of interest paid does not exceed the amount of interest accrued on the refinanced indebtedness up to the date the refinancing was settled, and (b) the accumulated amount of the principal maturities of the new debt does not exceed the amount that the principal maturities of the refinanced debt would have accumulated;
(2) access to the FX Market prior to the maturity date for payment of interest on foreign financial debts or debt securities publicly registered in Argentina and denominated in foreign currency will be allowed if the prepayment is consummated as part of a process for the exchange of debt securities issued by the customer and all of the following conditions are met: (a) the amount paid before maturity corresponds to interest accrued as at the closing date of the exchange; (b) the average life of the new debt securities is longer than the remaining average life of the exchanged security; and (c) the accumulated amount of the principal maturities of the new securities does not exceed at any time the amount that the principal maturities of the exchanged securities would have accumulated; and
(3) concerning scheduled principal repayments maturing between October 15, 2020 and December 31, 2022: (a) the Central Bank will consider the Refinancing Plan established therein completed when the debtor accesses the FX Market to pay off capital in an amount exceeding 40% of the principal amount that was then due, to the extent that the debtor settles currency on the FX Market as from October 9, 2020, in an amount equal to or greater than the excess over such 40%, on account of (i) foreign financial indebtedness, (ii) issuance of debt securities publicly registered abroad, (iii) issuance of debt securities publicly registered in Argentina and denominated in foreign currency that meet the conditions set forth in section 3.6.1.3 of the FX Regulations, (b) in the case of debt securities publicly registered in Argentina or abroad, issued on or after October 9, 2020, with an average life of not less than two years, and the delivery of which to the creditors has allowed to reach the parameters provided in the proposed Refinancing Plan, the foreign currency settlement requirement was considered fulfilled for the purposes of being allowed access to the FX Market for the service of principal and interest thereon, and (c) the debtor has a certificate of increase of exports issued pursuant to section 3.18 of the FX Regulations.
In line with the Argentine Central Bank, the CNV issued General Resolution No. 861 to facilitate the refinancing of debt through the capital markets. In this regard, the CNV provided that whenever the issuer intends to refinance debt through an exchange offer or new issues of debt securities, in both cases in exchange for or to be paid with debt securities previously issued by the company and placed privately and/or with preexisting credits against such company, the requirement of placement through public offering will be regarded as met if the new issue is underwritten in this way by the creditors of the company whose debt securities without public offering and/or preexisting credits represent a percentage that does not exceed thirty percent (30%) of the aggregate amount actually placed, and the remaining percentage is underwritten and paid in cash or in kind by tendering debt securities originally placed through public offering, or other debt securities publicly offered and listed and/or traded on markets authorized by the CNV, issued by the same company, by persons who are domiciled in Argentina or in countries that are not included in the list of non-cooperative
jurisdictions for tax purposes, listed in section 24 of the Annex to Decree No. 862/2019 or anyone that may replace it in the future. Additionally, General Resolution No. 861 provided for mandatory compliance with certain conditions to consider that the public offering requirement has been met.
Prepayment of financing denominated in foreign currency granted by local financial institutions

The Argentine Central Bank’s prior approval shall be required to access the FX Market to prepay foreign currency financing granted by local financial institutions, unless they relate to payments of credit card purchases made in foreign currency.
Payments of local debt securities denominated in foreign currency among residents
In accordance with section 3.6 of the FX Regulations, establishes the prohibition of access to the FX Market for the payment of debts and other obligations in foreign currency between residents, entered into as from September 1, 2019. However, it sets as exceptions the cancellation as from their maturity of principal and interest of:

•	Financing in foreign currency granted by local financial entities (including payments for consumption in foreign currency through credit cards).

•	Obligations in foreign currency between residents instrumented through public registries or deeds as of August 30, 2019.

•
Issuances of debt securities made on or after September 1, 2019, for the purpose of refinancing foreign currency obligations between residents instrumented through public registers or deeds as of August 30, 2019, and that entail an increase in the average life of the obligations.

•
Payment, at maturity, of principal and interest services under new issues of debt securities made as of November 29, 2019, with public registration in the country, denominated and payable in foreign currency in the country, to the extent that: (i) they are denominated and subscribed in foreign currency, (ii) the respective principal and interest services are payable in the country in foreign currency and (iii) the totality of the funds obtained with the issuance are settled through the foreign exchange market.

•
The issues made as from October 9, 2020, of debt securities with public registration in the country, denominated in foreign currency and whose services are payable in foreign currency in the country, to the extent that their average life is not less than 2 (two) years and their delivery to creditors has allowed reaching the refinancing parameters set forth in Section 3.17 of the FX Regulations.

•
The issues made as from January 7, 2021 of debt securities with public registration in the country denominated in foreign currency and whose services are payable in foreign currency in the country, to the extent that they were delivered to creditors to refinance pre-existing
debts with an extension of the average life, when it corresponds to the amount of capital refinanced, interest accrued up to the refinancing date and, to the extent that the new debt securities do not mature before 2023, the amount equivalent to the interest that would accrue until December 31, 2022 on the indebtedness that is refinanced early and/or on the deferral of the refinanced principal and/or on the interest that would accrue on the amounts so refinanced.

Payments of local debt securities denominated in foreign currency among residents
In accordance with section 3.6 of the FX Regulations, access to the FX Market for the payment of foreign currency denominated obligations between Argentine residents as of September 1, 2019 is subject to prior approval from the Central Bank. With regard to existing transactions as of such date, access shall be granted; provided that the relevant transactions were entered into through public deeds or public registries. These prohibitions do not apply to loans in foreign currency granted by local financial entities, including payments of credit cards.
Payments of principal under debts with related counterparties until June 30, 2022
The Argentine Central Bank’s prior approval is required to access the FX Market to make payments abroad of principal of financial debts when the creditor is a counterparty related to the debtor. This requirement is applicable until June 30, 2022, pursuant to Section 3.5.7 of the FX Regulations. Such requirement shall not apply to the local financial institutions’ own transactions.
Section 3.5.4 of the FX Regulations establishes that, for as long as the requirement to obtain prior approval to access the FX Market to pay, at maturity, principal of foreign financial indebtedness of the non-financial
private sector when the creditor is a counterparty related to the debtor continues to be in place, such requirement will not be applicable if the funds have been entered and settle through the FX Market as of October 2, 2020 and the average life of the indebtedness is not less than 2 (two) years.
Access to the FX Market for the payment of new issuances of debt securities
Access to the FX Market for the payment of principal and services of foreign-denominated debt securities publicly registered abroad when the debtor has settled through the FX Market an amount equivalent to the nominal value of the foreign indebtedness.

The above-mentioned requirement shall be considered complied with for the portion of debt securities publicly registered abroad issued as of January 7, 2021, intended to refinance pre-existing
debt by extending its average life, for an amount equivalent to the refinanced principal, and provided that the new securities do not have principal maturities schedule within 2 years, for the interest accrued up to the date of the refinancing and, the interest that would accrue during the first two years for the refinanced indebtedness and/or by the deferment of the refinanced principal and/or by the interest which would accrue on the amounts refinanced.
Duly registered securities that are denominated and payable in foreign currency in Argentina
In accordance with section 2.5 of the FX Regulations, resident debt issuers shall be granted access to the FX Market for the payment at maturity of principal and interest under duly registered issuances of debt securities that are denominated and payable in foreign currency in Argentina, to the extent they (i) are fully subscribed in foreign currency, and (ii) provided that the proceeds from the issuance are previously settled through the FX Market. However, the settlement of the proceeds from the issuance shall not be required as a condition for the future access to the FX Market, provided that certain conditions are met (i.e., the proceeds are deposited in local foreign currency-denominated bank accounts within the period established for the settlement of the proceeds, and the proceeds are simultaneously applied to operations that for which access to the FX Market would be granted, and the mechanism is tax neutral, among others).
Access to the FX Market by
non-residents
In accordance with section 3.13 the FX Regulations, prior approval by the Argentine Central Bank will be required for access to the FX Market by non-residents
for the purchase of foreign currency, except for the following operations: (a) international organizations and institutions that perform functions of official export credit agencies, (b) diplomatic representations and consular and diplomatic personnel accredited in the country for transfers made in the exercise of their functions, (c) representatives of courts, authorities or offices, special missions, commissions or bilateral bodies established by Treaties or International Agreements, in which the Argentine Republic is part, to the extent that transfers are made in the exercise of their functions, (d) foreign transfers in the name of individuals who are beneficiaries of retirement and/or pensions paid by the ANSES, for up to the amount paid by said agency in the calendar month and to the extent that the transfer is made to a bank account owned by the beneficiary in its registered country of residence, (e) purchase of foreign currency (in cash) by non-resident
individuals for tourism and travel expenses, up to a maximum amount of U$S100 dollars, to the extent the financial entity can verify in the online system implemented by the Argentina Central Bank that the client has settled an amount equal or higher than the sum to be purchased within 90 days prior to the operation; (f) transfers to offshore bank accounts by individuals that are beneficiaries of pensions granted by the National Government pursuant to Laws Nos. 24,043, 24,411 and 25,914, as supplemented; and (g) repatriations of direct investments of non-residents
in companies that are not controlling companies of local financial entities, to the extent that the capital contribution has been entered and settled through the FX Market as of October 2, 2020 and the repatriation tales place at least two years after its entry.
Access to the FX Market for savings or investments purposes of individuals
Pursuant to section 3.8 of the FX Regulations, Argentine residents may access the FX Market for the purposes of foreign assets’ formation, family assistance or derivative operations (with some exceptions expressly set forth) for up to U$S 200 (through debits to local bank accounts) or U$S 100 (in cash) per person per month through all authorized exchange entities. If the access entails a transfer of the funds abroad, the destination account must be an account owned by the same person.
In all cases, general requirements detailed under section “
Specific Provisions Regarding Access to the FX Market—General Requirements
” apply.
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
The relevant institution shall check the online system implemented by the Argentine Central Bank to verify whether the person has not reached the limits set for the applicable calendar month or has not exceeded them in the previous calendar month and is thus entitled to enter into the foreign exchange transaction, and shall request the customer to provide an affidavit stating that such person is not a beneficiary of any “Zero Interest-Rate Loans” contemplated in section 9 of Decree No. 332/2020, as amended, “Subsidized Loans for Companies” and/or “Zero Interest-Rate Loans for Independent Workers Engaged in Cultural Activities.”
Access to the FX Market by other residents -excluding entities- for the formation of foreign assets and for derivatives transactions

Section 3.10 of the FX Regulations sets forth that access to the FX Market for the constitution of foreign assets and for derivatives transactions by local governments, mutual funds, other universalities established in Argentina, requires prior authorization by the Argentine Central Bank.
Access to the FX Market by security trusts for principal and interest payments
.
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
Derivatives transactions
Section 3.12 of the FX Regulations requires that as of September 11, 2019, settlement of futures transactions in regulated markets, forwards, options and any other type of derivatives, entered into in the country to be made in local currency (i.e., Pesos).
Likewise, access to the FX Market shall be granted for the payment of premiums, creation of guarantees and payments in connection with interest rate hedge agreements entered into by residents and foreign creditors that are reported and validated, as applicable, under the Foreign Assets and Liabilities Reporting Regime, provided that such collateral does not cover higher risks than the external liabilities incurred by the debtor at the interest rate of the risk being hedged through such transaction. The customer who accesses the local market using this mechanism shall designate an institution authorized to deal in the FX Market which shall follow up the transaction and shall file an affidavit undertaking to repatriate and settle the funds payable to it as a result of such transaction or as a result of the release of the collateral money, within 5 business days following the date such payment or release occurs.
Payment of dividends and corporate profits
In accordance with section 3.4 of the FX Regulations, access is granted to the FX Market to pay dividends to non-resident
shareholders, subject to the following conditions:
i. The dividend payment must result from closed and audited financial statements
ii. The total amount paid to
non-resident
shareholders shall not exceed the corresponding amount denominated in Pesos determined by the shareholders’ meeting to be distributed as dividends.
iii. If applicable, the Foreign Assets and Liabilities Reporting Regime shall have been complied with.
iv. The dividend payment must not exceed 30% of new capital contributions made by non-residents
that have been duly settled through the local exchange market since January 17, 2020.
v. Access to the local exchange market for such purpose must be done no earlier than 30 days as from settlement of the last of said capital contributions.
vi. Evidence of registration of the capitalization (or, if unavailable, evidence of the request for said registration, provided, that evidence of final registration must be filed within 365 calendar days as from the request for registration).
Other Specific Provisions
Swap, arbitrage and securities transactions
Financial institutions may carry out currency swap and arbitrage transactions with their customers in the following cases:
(i)     an individual transfers funds from their local accounts (which are already held in foreign currency) to its own bank accounts outside Argentina.

(ii)    transfer of foreign currency abroad by local common depositaries of securities in connection with proceeds received in foreign currency on account of services of principal and interest on Argentine Treasury bonds, when such transaction forms part of the payment procedure at the request of the foreign common depositaries;
(iii)    transfers of foreign currency abroad made by individuals from their local accounts denominated in foreign currency to offshore collection accounts up to an amount equivalent to US$ 500 in any calendar month, provided that the individual files an affidavit stating that the transfer is made to assist in the maintenance of Argentine residents who were forced to remain abroad in compliance with the measures adopted in response to the
COVID-19
pandemic;
(iv) arbitrage transactions not originated in transfers from abroad may be made without any restrictions, to the extent that the funds are debited from an account in foreign currency held by the customer with a local financial institution. To the extent that the funds are not debited from an account denominated in foreign currency held by the customer, these transactions may be made by individuals, without the Argentine Central Bank’s prior approval, up to the amount allowed for the use of cash under items 3.8. and 3.13 of the FX Regulations;
(vi) swap and arbitrage transactions by
non-residents
individual may be made without restrictions to the extent that the fonds be credited in a “
Caja de ahorro para turistas
” in accordance with the “
Despositos de ahorrro, cuenta sueldo y especiales
” regulations;
(vi) all other swap and arbitrage transactions may be made by customers without the Argentine Central Bank’s prior approval to the extent that they would be allowed without need of such approval in accordance with other FX Regulations. This also applies to local common depositaries of securities with respect to the proceeds received in foreign currency as payments of principal of and interest on foreign currency securities paid in Argentina.
If the transfer is made in the same currency as that in which the account is denominated, the financial institution shall credit or debit the same amount as that received from or sent abroad. When the financial institution charges a commission or fee for these transactions, it shall be instrumented under a specifically designated item.
Export proceeds to guarantee new indebtedness
Section 7.9.5 of the FX Regulations allows for proceeds from exports of goods and services held in local or foreign financial institutions to guarantee payment of new indebtedness that has complied with the mandatory repatriation and settlement obligation, as from January 7, 2021. Funds in these accounts shall not exceed at any time 125% of the principal and interest to be paid in the current month and the following six calendar months, in accordance with the scheduled of payments as agreed upon with the creditors. Funds exceeding such amount must be repatriated and settled through the FX Market subject to the applicable foreign exchange rules.
In the event the financial agreement entered into requires the funds to be deposited for a period exceeding that which has been established for its mandatory settlement, the exporter may request this latter period be extended up until five business day after the former.
Securities-related Operations
Pursuant to General Resolution No. 895/2021 of the Argentine Securities Commission (CNV, per its acronym in Spanish), sales of securities with settlement in foreign currency and in a foreign jurisdiction may be carried out, provided that a minimum holding period of 2 business days is observed from the date such securities are credited with the relevant depositary. With respect to sales of securities with settlement in foreign currency carried out locally, the minimum holding period will be of 1 business day as from the date on which such securities were credited with the relevant depositary. These minimum holding periods shall not be applicable in the case of purchases of securities with settlement in foreign currency.
In addition, transfers of securities to foreign depositaries purchased with Pesos shall comply with a minimum holding period of at least 2 business counting as from the date the deposit of such securities, unless such crediting results from a primary placement of securities issued by the National Treasury or refers to shares and/or Argentine deposit certificates (CEDEARs) traded on markets regulated by the CNV. Brokers and trading agents must verify compliance with the aforementioned minimum holding period of the securities.
As regards incoming transfers, the FX Regulations prevent securities deals executed outside Argentina from being settled in Pesos in Argentina.
With respect to incoming transfers, General Resolution No. 895/2021 of the CNV establishes that securities transferred by foreign depositaries and credited with the Agente Depositario Central de Valores Negociables (ADCVN) may not be allocated to the settlement of transactions in foreign currency and in a foreign jurisdiction until 2 business days after such crediting into sub-account(s)
in the local custodian. If such securities are allocated to the settlement of transactions in foreign currency and in local jurisdiction, the minimum holding period will be 1 business day after such crediting into sub-account(s)
in the local custodian.

General Resolution No. 911/2021 of the CNV, stablishes that in the price-time priority order matching segment, transactions for the purchase and sale of fixed-income securities denominated and payable in foreign currency issued by the Republic of Argentina under local laws by sub-accounts
subject to section 6 of the CNV Rules and that are also regarded as qualified investors, at the closing of each calendar week the amount of sales with settlement in foreign currency may not exceed fifty thousand (50,000) nominal with respect to the amount of securities purchased with settlement in such currency, with this limit operating for each sub-account
as well as for the aggregate of principal
sub-accounts
owned or
co-owned
by the same individual.
In order to enter into transactions with securities with settlement in foreign currency not covered by the abovementioned provisions, or to transfer securities from or to foreign depository entities in the price-time priority order matching segment, one must not performed sales with settlement in foreign currency in the same segment, of securities denominated and payable in in foreign currency, issued by the Argentine Republic under local law, in the previous 30 days and to undertake not to do so in the following 30 days.
In addition, (i) any beneficiaries of refinancing under point 1.1.1. of the rules on “Financial services in the context of a health emergency Financial Services within the framework of the sanitary emergency provided by Decree No. 260/2020 Coronavirus
(COVID-19)”,
until their total cancellation; (ii) the beneficiaries of “Credits at Zero Rate”, “Credits at Zero Rate 2021”, “Credits at Zero Rate Culture” or “Credits at Subsidized Rate for Companies”, provided for in points 1.1.2. and 1.1.3. of the rules on “Financial Services within the framework of the sanitary emergency provided for by Decree No. 260/2020 Coronavirus
(COVID-19)”,
until their total cancellation; (iii) the beneficiaries of financing in pesos within Section 2 of Communication “A” 6937, Sections 2 and 3 of Communication “A” 7006, as supplemented; until their total cancellation; (iv) the beneficiaries of Section 2 of Decree 319/2020 and complementary and regulatory norms, for the duration of the benefit with respect to the update of the value of the installment; and (v) those persons covered by the Joint Resolution of the President of the Honorable Senado de la Nación and the President of the Honorable Cámara de Diputados de la Nación No. 12/2020 of October 1, 2020; will be prevented from selling securities issued by residents to be settled in foreign currency in Argentina or transferring such securities to foreign depositaries or swap securities issued by residents for foreign assets or the acquisition in the country with settlement in Pesos of securities issued by nonresidents.
Access to the FX Market for the constitution of guarantees
Residents with foreign financial indebtedness under section 9.1 of the FX Regulations or local trusts created to guarantee principal and interest payments of such indebtedness may access the FX Market for the constitution of guarantees in connection to new indebtedness entered into as of January 7, 2021, in accordance with Section 7.9.6 of the FX Regulations. Such guarantees are to be held in local financial institutions or, in the event of foreign indebtedness, in foreign financial institutions, in an amount equal to that established in the agreement, pursuant to the following conditions:
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
Argentine Central Bank’s Reporting Systems
Advance information on foreign exchange transactions
On December 28, 2017, the Central Bank replaced the reporting regimes set forth on Communications “A” 3602 and “A” 4237 with Communication “A” 6401 (and supplemental Communication “A” 6795), a unified regime applicable from December 31, 2017 (the “Foreign Assets and Liabilities Reporting Regime”). Under such regime, Argentine residents (both legal entities and individuals) having foreign debt (both financial and otherwise) that is outstanding or that has been cancelled within a given calendar quarter, are required to report to the Central Bank on a quarterly basis their foreign holdings of shares and other equity participations, non-negotiable
and negotiable debt securities, financial derivatives, and real estate. If their balance of foreign assets and liabilities equals or exceeds US$50 million at the end of the calendar year, they must also file an annual presentation. In all cases, such reports qualify as “sworn statements” for foreign exchange purposes.

Access to the FX Market for repayment of external financial indebtedness and other transactions are conditioned to the debtor’s compliance with the Foreign Assets and Liabilities Reporting Regime. Please see “
Specific Provisions for inward remittances—Foreign financial indebtedness
” above.
Moreover, the institutions authorized to deal in foreign exchange shall provide the Argentine Central Bank, at the end of each business day and two business days in advance, with information on outflows transactions through the FX Market in daily amounts equal to or in excess to the equivalent of US$ 10,000 (ten thousand U.S. Dollars). Clients shall inform financial entities sufficiently in advance so that they can comply with the requirements under this reporting regime and, accordingly, to the extent any further requirements set forth in the exchange regulations are simultaneously satisfied, they may process the exchange transactions.
Foreign Exchange Criminal Regime
Foreign exchange regulations are characterized as “public policy” rules in Argentina. Failure to comply with such provisions could result in penalties pursuant to Foreign Exchange Criminal Law No. 19,359.
Notwithstanding the above-mentioned measures adopted by the current administration, the Central Bank and the federal government in the future may impose additional exchange controls that may further impact our ability to transfer funds abroad and may prevent or delay payments that our Argentine subsidiaries are required to make outside Argentina.
E. Taxation
Material Argentine tax considerations relating to our Class B shares and ADSs
The following discussion is a summary of the material Argentine tax considerations relating to the purchase, ownership and disposition of our Class B shares or ADSs. The following summary is based upon tax laws of Argentina as in effect on the date of this document and is subject to any change in Argentine law that may come into effect after such date any change could apply retroactively and could affect the continued validity of this summary. On December 6, 2019, Decree No. 824/2019 was published in the official Gazette, which approves a new ordered text of the Income Tax Law. On December 9, 2019, Decree No.862/2019 was published in the Official Gazette, which approves a new ordered text of the regulatory decree of the Income Tax Law, with certain modifications. On December 23, 2019, Law No. 27,541 was published in the Official Gazette, which introduced several modifications to the Argentine tax regime, such as the income tax applicable to income obtained by Argentine resident individuals and undivided estates located in Argentina derived from financial operations, among other aspects.
This law has been regulated by the Decree No.99/2019 (published in the Official Gazette on December 28, 2019), General Resolution (AFIP) No.4659/2020 (published in the Official Gazette on January 7, 2020), General Resolution (AFIP) No.4664/2020 (published in the Official Gazette on January 15, 2020), Decree No. 116/2020 (published in the Official Gazette on January 30, 2020), General Resolution (AFIP) No. 4667/2020 (published in the Official Gazette on January 31, 2020), General Resolution (AFIP) No. 4673/2020 (published in the Official Gazette on February 7, 2020), General Resolution (AFIP) No. 4690/2020 (published in the Official Gazette on April 1, 2020), Decree No. 330/2020 (published in the Official Gazette on April 1, 2020), General Resolution (AFIP) No. 4691/2020 (published in the Official Gazette on April 2, 2020), General Resolution (AFIP) No. 4815/2020 (published in the Official Gazette on September 16, 2020), General Resolution (AFIP) No. 4816/2020 (published in the Official Gazette on September 16, 2020), General Resolution (AFIP) No. 4850/2020 (published in the Official Gazette on November 6, 2020), General Resolution (AFIP) No. 4855/2020 (published in the Official Gazette on November 10, 2020), General Resolution (AFIP) No. 4873/2020 (published in the Official Gazette on December 4, 2020), General Resolution (AFIP) No. 5123/2021 (published in the Official Gazette on December 27, 2021), among others. On August 26, 2020, on October 31, 2020, and on December 1, 2020, Law No. 27,562 and Decrees No. 833/2020 and 966/2020, were published in the Official Gazette, respectively, which extended the scope and validity of the moratorium established in Law No. 27,541.
Additionally, on June 16, 2021, and on August 4, 2021, Laws No. 27,630 and 27,638 were published in the Official Gazette, respectively, which also introduce modifications to the Income Tax Law. General Resolution (AFIP) No. 5060 (published in the Official Gazette on August 30, 2021) regulated inter alia,
the Income Tax withholding rates applicable to dividends and profits pursuant to the modifications introduced by Law No.27,630 to the Income Tax Law. In addition, Decree No. 621/2021 (published in the Official Gazette on September 23, 2021) regulates the modifications introduced by Law No. 27,638 to the Income Tax Law and Personal Assets Tax Law. General Resolution (CNV) No. 917 (published in the Official Gazette on January 3, 2021) regulates the application of Law No. 27,638 and Decree No. 621/2021, establishing, among other issues, a list of instruments issued in national currency that are within the scope of the tax exemptions foreseen in Law No. 27,638. In relation to the Personal Assets Tax Law No. 27,667 (published in the Official Gazette on December 31, 2021) introduces modifications to said law, which are regulated by Decree No. 912/2021 (published in the Official Gazette on December 31, 2021)

This summary includes the modifications under the mentioned regulations, nevertheless, please note it does not include all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules.
This summary does not purport to be a comprehensive description of all the Argentine tax considerations that may be relevant to a holder of such securities. No assurance can be given that the courts or tax authorities responsible for the administration of the laws and regulations described in this report will agree with this interpretation. In this regard, it is important to highlight that, notwithstanding the issuance of the above-mentioned regulations, it is expected that more regulations and explanations would be issued shortly, since to date it is not possible to determine how the recent modifications incorporated to the Argentine tax regime will be applied and/or construed by the tax authorities of Argentina. Holders are encouraged to consult their tax advisors regarding the tax treatment of our ADSs or common shares as it relates to their particular situation.
Income Tax
Taxation on Dividends
According to the amendments introduced to the Income Tax Law by virtue of the aforementioned regulations, the taxation applicable on the distribution of dividends from Argentine Companies would be as follows:
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
(ii) Dividends originated in profits obtained during fiscal years initiated after January 1, 2021, onward: Due to the amendments introduced by Law No. 27,630, dividends on Argentine shares paid to Argentine individuals and non-Argentine
residents would be subject to a 13% income tax withholding on the amount of such dividends. However, if dividends are distributed to Argentine Entities, no Dividend Tax should apply. Equalization Tax is not applicable.
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
Capital gains obtained by Argentine corporate entities (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine
entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina, among others) derived from the sale, exchange or other disposition of shares in Argentine entities are subject to income tax on the net income at the rate of 30% for fiscal years initiated after January 1, 2018 and up to December 31, 2020. As from fiscal periods initiated from January 1, 2021, the corporate income tax rate was amended, establishing a progressive tax rate system (rates from 25% to 35% depending on the net accumulated taxable income). The current progressive rates apply as indicated below:

Accumulated net taxable income		Shall pay Ps.	Plus %	On the amount exceeding Ps.
More than Ps.	To Ps.
0	5,000,000	0	25%	0
5,000,000	50,000,000	1,250,000	30%	5,000,000
50,000,000	Onwards	14,750,000	35%	50,000,000
The amounts stated in the chart above will be annually updated since January 1, 2022, based on an inflation index.
Losses arising from the sale of shares can only be offset against income derived from the same type and source of operations, for a five-year carryover period. Starting in 2018, income obtained by Argentine resident individuals and undivided estates located in Argentina from the sale of shares and other securities are exempt from capital gains tax in the following cases: (i) when the shares are placed through a public offering authorized by the CNV; and/or (ii) when the shares are traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers; and/or (iii) when the sale, exchange or other disposition of shares is made through a tender offer regime and/or exchange of shares authorized by the CNV. In addition, Section 34 of Law N° 27,541, provides that since tax period 2020, in the case of securities under the provisions of Section 98 of the Income Tax Law, not included in the first paragraph of Section 26 subsection u) of the Income Tax Law, Argentine resident individuals and undivided estates located in Argentina are exempt from capital gains tax derived from their sale, exchange, or disposal to the extent said securities are listed on stock exchanges or securities markets authorized by the CNV, without being applicable the provisions of Section 109 of the Income Tax Law. In this sense, Section 109 of the Income Tax Law provides that the total or partial exemptions established or that will be established in the future by special laws regarding securities, issued by the National, Provincial, or Municipal States or the City of Buenos Aires, will not have effects on income tax for Argentine resident individuals and undivided estates located in Argentina. ADSs would not qualify for the exemption applicable to Argentine resident individuals since the referred conditions would not apply. If the exemption does not apply, the income derived by Argentine resident individuals and undivided estates located in Argentina from the sale, exchange or other disposition of ADSs (and shares, if applicable) is subject to income capital gains tax at a 15% rate on net income (calculated in Argentine currency). The acquisition cost may be updated pursuant to the IPC inflationary index rate to the extent the equity participation was acquired after January 1, 2018. Losses arising from the sale of non-exempt
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
In addition, Law No. 27,430 stated that income derived from the sale of ADSs gives rise to Argentine source income. However, capital gains obtained from the sale, exchange or other disposition of ADSs by Foreign Beneficiaries that reside in a cooperative jurisdiction and, in accordance with Section 90 of the regulatory decree of the Income Tax Law, their funds come from cooperative jurisdictions, are exempt from income tax on capital gains derived from the sale of ADSs to the extent the underlying shares are authorized for public offering by the CNV.
In case Foreign Beneficiaries conduct a conversion process of shares that do not meet the exemption requirements, into securities representing shares that are exempt from income tax pursuant to the conditions stated above, such conversion would be considered a taxable transfer for which the fair market value by the time the conversion takes place should be considered.
In case the exemption is not applicable, and the Foreign Beneficiaries are resident in a cooperative jurisdiction and their funds were channeled through cooperative jurisdictions, the gain derived from the disposition of ADSs would be subject to Argentine income tax at a 15% rate on the net capital gain or at a 13.5% effective rate on the gross price.
For Foreign Beneficiaries resident in or whose funds come from jurisdictions considered as non-cooperative
for purposes of fiscal transparency, the tax rate applicable to the sales of shares and/or ADSs is assessed at 35%. Pursuant to General Resolution (AFIP) No.4227/2018, the presumed net basis on which the 35% rate should apply in the case of sale or disposition of securities is assessed at 90%. Such General Resolution also provides different payment mechanisms depending on the specific circumstances of the sale transaction. Pursuant to Section 252 of the regulatory decree of the Income Tax Law, in the cases included in the last paragraph of Section 98 of the Income Tax Law, (i.e. when the acquirer and the seller of the security involved are non-Argentine
residents), the tax shall be paid by the foreign seller directly through the mechanism established for such purpose by the tax authorities, or (i) through an Argentine individual resident with sufficient mandate or (ii) by the foreign seller’s legal representative domiciled in Argentina.
As a result of the enactment of Law N° 27,541, certain clarifications and definitions are still pending and expected to be issued shortly.
Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from holding and disposing of Class B shares and ADSs and whether any different treatment under a treaty to avoid double taxation could apply.
Tax treaties
Argentina has signed tax treaties for the avoidance of double taxation with Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, Mexico, the Netherlands, Norway, Qatar, Russia, Spain, Sweden, Switzerland, the UK, and Uruguay. The treaties signed with China, Luxembourg, Turkey, Austria and Japan are still undergoing the respective ratification procedures. There is currently no tax treaty for the avoidance of double taxation in effect between Argentina and the United States. Holders are encouraged to consult a tax advisor as to the potential application of the provisions of a treaty in their specific circumstances.
Personal assets tax
Argentine entities have to pay the personal assets tax corresponding to Argentine and foreign resident individuals and foreign resident entities for the holding of company shares by December 31 of each year. Law N° 27,541 (published in the Official Gazette on December 23, 2019) changed the “domicile” criterion for the “residence” criterion as stipulated under income tax rules. Also, according to Section 13 of the Decree No. 99/2019 any reference to “domicile” criterion in relation to the personal assets tax should be understood as referring to “residence”. For tax period 2019, inclusive, and onwards the applicable tax rate is 0.50% and is levied on the proportional net worth value (“valor patrimonial proporcional”) by December 31st of each year, of the shares arising from the last balance sheet. Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine resident individuals and/or foreign resident shareholders. The Argentine company may seek this reimbursement of Personal Assets Tax by setting off the applicable tax against any amount due to its shareholders or in any other way or, under certain circumstances, waive its right under Argentine law to seek reimbursement from the shareholders.

Holders are encouraged to consult a tax advisor as to the particular Argentine personal assets tax consequences derived from the holding of Class B shares and ADSs.
Value added tax
The sale, exchange or other disposition of our Class B shares or ADSs and the distribution of dividends are exempted from the value added tax.
Tax on debits and credits on Argentine bank accounts
All credits and debits originated in bank accounts held at Argentine financial institutions, as well as certain cash payments, are subject to this tax, which is assessed at a general rate of 0.6%. There are also increased rates of 1.2% and reduced rates of 0.075%. According to Section 45 of Law N° 27,541, the applicable rate of tax on debits and credits on Argentine bank accounts (the “TDC”) is doubled for certain cash withdrawals made by certain Argentine legal entities. Owners of bank accounts subject to the general 0.6% rate may consider 33% of the tax paid as a tax credit against specific taxes. The taxpayers that are subject to the 1.2% rate may consider 33% of all tax paid as a credit against specific taxes. Such amounts can be utilized as a credit for income tax or for the special contributions on cooperatives capital. The remaining amount is deductible for income tax purposes. If lower rates were applied, the available credit would be reduced to 20%. Additionally, Law No. 27,264 establishes that the 100% of the tax paid may be considered as credit against income tax by entities that are characterized as “micro” and “small” and a 60% of the tax paid by those entities related to the manufacturing industry that are characterized as “medium- stage
1-”
by means of section 1 of Law No. 25,300 and its complementary ones.
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
in accordance with General Resolution (AFIP) No.3900/2016.
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
It is noted that according to Decree No. 796/2021, the TDC exemptions foreseen in Decree No. 380/2001 and other regulations of the same nature shall not be applicable in those cases where cash payments are related to the purchase, sale, exchange, intermediation and/or any other type of operation on crypto assets, cryptocurrencies, digital currencies or similar instruments, in the terms defined by the applicable rules.
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
In addition, General Resolution (AFIP) N° 4815/2020 established on the operations subject to PAIS Tax and for the taxpayers defined in Article 36 of Law N° 27,541 that qualify as Argentine residents, in the terms of Article 116 and subsequent of the Income Tax Law, the application of a thirty-five percent (35%) income tax collection on the amounts in Ps. that, for each case, are detailed in Article 39 of the Law 27,541.

Said collection will have the character of payment on account and will be computable in the annual income tax return or, where appropriate, the annual personal assets tax return, corresponding to the fiscal period in which they were incurred.
Additionally, this general resolution establishes a refund regime for those persons or entities to whom the established collection has been applied and who are not taxpayers of income tax or, where appropriate, personal assets tax.
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
However, it is important to point out that later, the Argentine Executive Branch, the representatives of the Provinces and the City of Buenos Aires signed three agreements to suspend the Fiscal Consensus. Recently, Fiscal Consensus 2021 was signed between the Argentine Executive Branch and the representatives of the Provinces -except for the City of Buenos Aires- (the “Fiscal Consensus 2021”) in which it was agreed to suspend all the commitments made the parties by means of the previous Fiscal Consensus 2017, 2018, 2019 and 2020, maintaining only its enforcement those that have been complied with at the date of signing of the Fiscal Consensus 2021. These agreements shall be effective only in connection with the jurisdictions that have their legislative branches approve them and such effectiveness shall not commence if such approval has not been granted.
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
By means of Fiscal Consensus 2021, the parties assumed the commitment to take the necessary measures according to the procedures established in each jurisdiction with the aim to apply any Turnover Tax automatic refund or compensation mechanism for those taxpayers (either local or subject to the Multilateral Convention rules) that have outstanding balances in their favor generated by withholdings, collections and/or similar ones, to the extent certain specific requirements are met in each case.
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

In the City of Buenos Aires, acts or instruments related to the negotiation of shares and other securities duly authorized for its public offering by the CNV are exempt from stamp tax to the extent their placement is made within a
180-days
term counting as from such authorization is granted.
Regarding the Fiscal Consensus, almost all the provinces in Argentina and the City of Buenos Aires have committed to establish for the stamp tax a maximum tax rate of 0.75% as from January 1, 2019, 0.5% as from January 1, 2020, 0.25% as from January 1,2021 and abrogate the stamp tax starting from January 1, 2022. However, such commitment was delayed by one calendar year pursuant Law No 27,469 “Fiscal Consensus 2018” (published in the Official Gazette on December 4, 2018). Fiscal Consensus 2018 shall be effective only in connection with the jurisdictions that have their legislative branches approve it and such effectiveness shall not commence if such approval has not been granted. However, later the Argentine Executive Branch, the representatives of the Provinces and the City of Buenos Aires signed Fiscal Consensus 2019 and 2020 to suspend the Fiscal Consensus 2017 and the Fiscal Consensus 2018. Recently, Fiscal Consensus 2021 was signed between Argentine Executive Branch and the representatives of the provinces -except for the City of Buenos Aires- in which it was agreed to suspend all the commitments made the parties by means of the previous Fiscal Consensus 2017, 2018, 2019 and 2020, maintaining only its enforcement those that have been complied with at the date of signing the Fiscal Consensus 2021. These agreements shall be effective only in connection with the jurisdictions that have their legislative branches approve them and such effectiveness shall not commence if such approval has not been granted.
Holders of Class B shares and ADSs are encouraged to consult a tax advisor as to the particular stamp tax consequences arising in the involved jurisdictions.
Prospective investors should consider the tax consequences in force in the above-mentioned jurisdictions at the time the concerned document is executed and/or becomes effective.
Other taxes
There are no federal inheritance or succession taxes applicable to the ownership, transfer or disposition of our Class B shares or ADSs. However, it is noted that pursuant to the Fiscal Consensus 2021 signed between Argentine Executive Branch and the representatives of the Provinces – except for the City of Buenos Aires – by means of which the parties assumed the commitment to legislate during 2022 a tax applicable on any increase in wealth obtained as a result of any free transmission or act of such nature, which includes assets located in their territory and/or that benefits individuals or legal entities domiciled in them. Increasing marginal rates would be applicable as the amount transferred increases in order to grant progressiveness to the tax, reaching all transmissions that imply a patrimonial enrichment for free, including, but not limited to, inheritances, donations, legacies and inheritance advances. At the provincial level, the province of Buenos Aires imposes a tax on free transmission of assets, including inheritance, legacies, donations, etc. For tax period 2022, any gratuitous transfer of property lower than or equal to Ps.468,060 is exempt. This amount is increased to Ps.1,948,000 in the case of transfers among parents, sons, daughters and spouses. The amount to be taxed, which includes a fixed component and a variable component that is based on differential rates (which range from 1.6026% to 9.5131%), varies according to the property value to be transferred and the degree of kinship of the parties involved. Free transmission of Class B shares or ADSs could be subject to this tax. Holders of Class B shares and ADSs are encouraged to consult a tax advisor as to the particular tax consequences arising in the involved jurisdictions.
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
Incoming Funds Arising from
Non-Cooperative
or Low or Nil Tax Jurisdictions
According to Section 82 of the Law No. 27,430, for fiscal purposes, any reference to “low tax or no tax countries” or
“non-cooperative
countries” should be understood to be
“non-cooperative
jurisdictions or low or nil tax jurisdictions,” as defined in Section 19 and Section 20 of the Income Tax Law.
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
89. Togolese Republic
90. United Republic of Tanzania
91. Sultanate of Oman
92. British Overseas Territory Pitcairn, Henderson, Ducie and Oeno Islands
93. Tristan da Cunha
94. Tuvalu
95. Union of the Comoros

In turn, low or nil tax jurisdictions are defined as those countries, domains, jurisdictions, territories, associated states or special tax regimes in which the maximum corporate income tax rate is lower than 60% of the minimum corporate income tax rate established in the first paragraph of Section 73 of the Income Tax Law.
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
“Simplified method”. This requirement incorporates both the general market risk and the specific risk. In the remaining cases, entities must use the delta-plus method, which uses Greek letters (delta, gamma and vega) to determine the delta equivalent of each position
The chart below, shows the maximum, minimum, average and closing values for the years 2020 and 2021 of the market risk requirements of foreign currency position and position in securities charged to the Trading portfolio:

	2020	2021	Variation 2021
	(in million Pesos)
Minimum	694.4	1,432.0	737.6
Maximum	1,555.7	3,585.1	2,029.4
Average	1,064.8	1,990.2	925.4
December 31,	1,555.6	3,585.2	2,029.6

Market risk for foreign exchange position	2020	2021	Variation 2021
	(in million Pesos)
Minimum	573.1	970.3	397.2
Maximum	974.2	2,866.5	1,892.3
Average	752.9	1,477.7	724.8
December 31,	974.2	2,866.5	1,892.3

Market risk for securities position	2020	2021	Variation 2021
	(in million Pesos)
Minimum	82.5	347.6	265.1
Maximum	581.4	716.2	134.8
Average	311.8	511.5	199.7
December 31,	581.4	709.9	128.5
Between 2020 and 2021, there was an increase in the average exposure and the year-end
exposure. The increase in market risk year over year (Ps. 2,029.6 million or 130%) was mainly due to an increase in the market risk for foreign exchange position by Ps. 1,892.3 million or 194% and to an increase in the market risk for securities position by Ps. 128.5 million or 22%.
Regarding market risk for foreign exchange position, the main reason for the Var increase was the growth in dollar position with 192% increase year over year and the foreign exchange increase by 22% (from Ps. 84.145 in 2020 to Ps.102.75 in 2021). Regarding market risk for securities position, the main reason for the Var increase was the increase in prices with a large part of the portfolio adjusted by CER. The CER increase year over year was 52%, from 25.4943 as of December 31, 2020 to 38.6418 as of December 31, 2021.
The average increase in market risk year over year (Ps. 925.4 million or 87%) was due to 96% increase in average of foreign exchange risk and 64% increase in average of market risk for securities. The foreign exchange rate for U.S. dollar against the Peso increased by 35% in average and Cer increased by 46% in average.
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
The following table shows changes in economic value of equity (‘EVE) for last two years (in millions of Pesos):

	2020	2021
Minimum	1,618.7	3,708.6
Maximum	2,883.1	4,546.4
Average	2,527.9	4,065.2
December 31	2,818.6	4,178.6
For the year 2021, in average as well as in the maximum and closing values, the Delta EVE measure increased when compared to the previous year. This variation observed in 2021 is primarily justified by the increase in balances at nominal values, due to the impact of inflation and depreciation during the year. Furthermore, changes in interest rate curves during 2021 caused an increase in the economic value of equity and consequently in the mentioned measure.
The Central Bank removed all rules and regulations regarding minimum capital requirements for interest rate risk. Notwithstanding this, financial entities must continue to calculate the interest rate risk and remain subject to the Superintendency’s supervision.

For additional information regarding market and interest rate risk management see note 52 “Capital Management, Corporate Governance Transparency and Risk Management” to our audited consolidated financial statements as of December 31, 2021 and 2020.

Item 12.	Description of Securities Other Than Equity Securities
A. Debt Securities.
Not applicable
B. Warrants and Rights
Not applicable
C. Other Securities
Not applicable

D—American Depositary Shares
1.—2. See Exhibit 2.1.
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
The depositary has agreed to reimburse us for expenses incurred by us in connection with the administration and maintenance of the ADSs program, including, but not limited to, investor relation expenses, annual NYSE listing fees or other program related expenses. The depositary has also agreed to pay its standard out-of-pocket
administrative, maintenance and shareholder services expenses for providing services to the registered American depositary receipts holders, which consist, without limitation, of expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. There are limits and conditions on the amount of expenses for which the depositary will reimburse us. In 2021, we have received the agreed reimbursement from the Depositary.
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
and
15d-15(e)
of the Securities Exchange Act of 1934, as of December 31, 2021. There are, as described below, inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
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
Our management assessed the effectiveness of the Bank’s internal control over financial reporting as of December 31, 2021. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013). Based on its assessment and those criteria, the Bank’s management concluded that, as of December 31, 2021 the Bank’s internal control over financial reporting was effective.
The effectiveness of the Bank’s internal control over financial reporting as of December 31, 2021, has been audited by Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global Limited), an independent registered public accounting firm, as stated in their report which appears herein.
Attestation Report of the Independent Registered Public Accounting Firm
Our independent registered public accounting firm, Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global Limited), has issued an attestation report on the effectiveness of the Bank’s internal control over financial reporting. The report follows below:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of
BANCO MACRO S.A. and its subsidiaries
Opinion on Internal Control over Financial Reporting
We have audited BANCO MACRO S.A. and its subsidiaries’ internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, BANCO MACRO S.A. and its subsidiaries (the Bank) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of BANCO MACRO S.A. and its subsidiaries as of December 31, 2021 and 2020, the related consolidated statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and our report dated April 28, 2022 expressed an unqualified opinion thereon.
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

Member of Ernst & Young Global Limited
City of Buenos Aires, Argentina
April 28th, 2022

Changes in Internal Control Over Financial Reporting
There has been no change in our internal control over financial reporting during 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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
Fees Paid to Our Principal Accountant
Since 2006 Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global Limited) has served as our principal external independent auditor. Fees payable to Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global Limited) in 2020 and 2021 are detailed below.

	2020 (not restated)	2021

	(in thousands of Pesos)
Audit Fees	109,321	154,160
Audit Related Fees	—	—
Tax Fees	—	110
All Other Fees	—	659
Total	109,321	154,929
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
All Other Fees
Fees disclosed in the table above under “All Other Fees” consisted of other fees paid for professional services
.

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
all
non-audit
work that would be performed by the Bank’s external auditor. All of the services provided by Pistrelli, Henry Martin y Asociados S.R.L. were approved by the Audit Committee pursuant to these approval policies. None of the hours expended on the principal accountant’s engagement to audit our financial statements for 2021 were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees.

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

Our Audit Committee is composed by three directors and the Committee’s presidency is in charge of an independent Director. All the members of the Audit Committee, according to its designation on May 13, 2021, satisfy the independence requirements of
Rule 10A-3.

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

Item 16H.	Mine Safety Disclosure.
Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspection.
Not applicable.

PART III

Item 17.	Financial Statements
We have responded to Item 18 in lieu of responding to this Item.

Item 18.	Financial Statements
See pages
F-1
through
F-115
of this annual report.

Item 19.	Exhibits
EXHIBIT INDEX

Exhibit Number	Description

1.1	Restated Bylaws of the Bank, as amended and restated on April 30, 2019, incorporated by reference to the Form 6-K filed by the Bank on July 24, 2019 (File No. 199-70013).

2.1	Deposit Agreement among the registrant, The Bank of New York, as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts, incorporated by reference to the Registration Statement on Form F-1, as amended, filed by the Bank on March 20, 2006 (File No. 333-130901).

8.1*	List of subsidiaries of the Bank as of December 31, 2021.

12.1*	Certification by the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification by the Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification by the Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101. INS*	Inline XBRL Instance Document.

101. SCH*	Inline XBRL Taxonomy Extension Schema Document.

101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO MACRO S.A.

By:	/s/ Gustavo Alejandro Manriquez
Name:	Gustavo Alejandro Manriquez
Title:	Chief Executive Officer
Date: April 28, 2022.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021 AND 2020, TOGETHER WITH THE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BANCO MACRO SA AND ITS SUBSIDIARIES
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021
CONTENT

BANCO MACRO SA AND ITS SUBSIDIARIES
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021
CONTENT (contd.)
Notes to the consolidated financial statements (contd.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of
BANCO MACRO S.A. and its subsidiaries
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of BANCO MACRO S.A. (a bank organized under Argentine legislation) and its subsidiaries (the Bank) as of December 31, 2021 and 2020, the related consolidated statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Bank at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the internal control over financial reporting of the Bank as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 28, 2022 expressed an unqualified opinion thereon.
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
Impairment of financial assets
Description of the matter
As more fully described in Note 3.2.4. to the consolidated financial statements, the Bank recognized an allowance for credit losses related to loans and investments in private and government debt securities not held at fair value through profit or loss, together with loan commitments and financial guarantee contracts, using an expected credit loss model (ECL). This allowance, that amounts to 10,031,067 thousand pesos as disclosed in note 52.1., represents a probability-weighted amount, which is determined by evaluating a range of possible outcomes and reasonable and supportable information about past events, current conditions and forecasts of future economic conditions including the usage of an expert credit judgment (ECJ) overlay to reflect factors not captured in the results produced by the ECL model. The allowance is based on the portion of the lifetime ECL associated with the probability of default in the next twelve months unless there has been a significant increase in credit risk since origination or there is objective evidence of impairment. In those cases, the allowance is based on the change in the ECL over the life of the financial instrument.

Auditing the allowance for credit losses was complex and required the application of significant judgment due to the inherent complexity of the models, assumptions and the interrelationship of the variables used in measuring the ECL, including the effects of the current and future Argentine macroeconomic and financial environment in relation to the Bank’s exposure to government securities and Argentine Central Bank bills Significant assumptions and judgments with respect to the estimation of the allowance for credit losses include the determination of significant changes in credit risk; the forecast of multiple alternative economic scenarios and the probability weighting of those scenarios, and the application of management’s ECJ to reflect factors not captured in the results produced by the ECL models. The allowance for credit losses is a significant estimate for which variations in model methodology, underlying assumptions and judgments could have a material effect on its measurement.
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
To test the allowance for credit losses, our audit procedures included, among others, involving our credit risk modelling specialists to assist in assessing whether the methodology and assumptions used to estimate ECL are consistent with the requirements of IFRS, the Bank’s own historical data and industry standards; assessing significant changes in credit risk triggers; evaluating management’s forecasting methodology and comparing management’s forward-looking information to independently derived forecasts and publicly available information; evaluating the scenario probability weights used in the ECL models and performing independent recalculations to test the mathematical accuracy of management’s models; evaluating whether the assumptions used were reflective of the credit quality and macroeconomic trends and testing the completeness and accuracy of data used in the measurement of the ECL and the ECJ overlays to the ECL used by the Bank by applying our knowledge of the industry and credit judgment to evaluate the Bank’s underlying considerations. We also assessed the adequacy of the allowance for credit loss financial statement disclosures.

/s/ Pistrelli, Henry Martin y Asociados S.R.L.

Member of Ernst & Young Global Limited
We have served as the Bank’s auditor since 2003
City of Buenos Aires, Argentina
April 28, 2022

BANCO MACRO SA AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2021 AND 2020
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Items	Notes	12/31/2021	12/31/2020
ASSETS
Cash and Deposits in Banks	13	172,332,578	196,175,043
Cash		26,624,503	38,373,382
Central Bank of Argentina		106,641,108	75,463,152
Other Local and Foreign Entities		39,060,541	82,330,566
Other		6,426	7,943
Debt Securities at fair value through profit or loss	5 and 13	32,406,588	82,991,433
Derivative Financial Instruments	6 and 13	1,296	1,493,533
Repo transactions	7 and 13	31,405,801	59,503,764
Other Financial Assets	8, 9, 13 and 52.1	35,139,862	28,507,279
Loans and other financing	9, 13, 52.1 and 52.2	352,361,088	388,555,757
Non-Financial Public Sector		2,375,900	5,455,960
Other Financial Entities		1,510,255	2,754,079
Non-Financial Private Sector and Foreign Residents		348,474,933	380,345,718
Other Debt Securities	9, 10, 13 and 52.1	285,976,607	315,647,532
Financial Assets delivered as guarantee	11, 13 and 44	17,964,257	21,573,120
Current income tax assets	29.c)	543,439	—
Equity Instruments at fair value through profit or loss	12 and 13	3,781,006	7,876,588
Investment in associates and joint arrangements	15	489,504	307,777
Property, plant and equipment	16	52,872,223	51,877,880
Intangible Assets	18	8,404,279	7,704,151
Deferred Income Tax Assets	29.c)	47,791	95,379
Other Non-financial Assets	17 and 19	2,331,623	3,369,096
Non-current Assets held for sale		3,241,521	3,408,537

TOTAL ASSETS		999,299,463	1,169,086,869

F-
5

BANCO MACRO SA AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2021 AND 2020
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Items	Notes	12/31/2021	12/31/2020
LIABILITIES
Deposits	13 and 52.2	588,850,704	737,714,203
Non-Financial Public Sector		56,402,528	111,040,851
Financial Sector		961,192	1,051,180
Non-Financial Private Sector and Foreign Residents		531,486,984	625,622,172
Liabilities at fair value through profit or loss	13 and 52.2	1,627,732	—
Derivative Financial Instruments	6, 13 and 52.2	2,532	347
Repo Transactions	7, 13 and 52.2	—	933,682
Other Financial Liabilities	13, 21 and 52.2	67,935,119	74,287,265
Financing received from the Central Bank of Argentina and other financial institutions	13 and 52.2	437,726	1,387,310
Issued Corporate Bonds	13, 48 and 52.2	2,990,809	7,436,745
Current Income Tax Liabilities	29.c)	351,297	7,766,436
Subordinated Corporate Bonds	13, 48 and 52.2	41,974,169	51,773,419
Provisions	23	1,653,557	1,978,115
Deferred Income Tax Liabilities	29.c)	6,247,221	11,242,317
Other Non-Financial Liabilities	24	47,591,152	45,821,301

TOTAL LIABILITIES		759,662,018	940,341,140

SHAREHOLDERS’ EQUITY
Capital Stock	41	639,413	639,413
Non-capital contributions		12,429,781	12,429,781
Adjustments to Shareholders’ Equity		82,601,146	82,601,146
Earnings Reserved		185,054,451	228,987,116
Unappropriated Retained Earnings		(66,878,747)	(137,048,780)
Accumulated Other Comprehensive Income		2,880,982	1,656,448
Net Income of the fiscal year		22,872,537	39,477,783

Net Shareholders’ Equity attributable to controlling interest		239,599,563	228,742,907
Net Shareholders’ Equity attributable to non-controlling interests		37,882	2,822

TOTAL SHAREHOLDERS’ EQUITY		239,637,445	228,745,729

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		999,299,463	1,169,086,869

The accompanying Notes 1 to 55 to the consolidated financial statements are integral part of these consolidated financial statements.

F-
6

BANCO MACRO SA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Items	Notes	12/31/2021	12/31/2020	12/31/2019
Interest income	30	225,432,183	237,099,433	311,458,574
Interest expense	31	(94,433,865)	(91,823,708)	(131,837,943)
Net Interest Income		130,998,318	145,275,725	179,620,631
Commissions income	32	36,984,075	37,347,136	39,950,749
Commissions expense	33	(3,530,951)	(3,090,218)	(3,308,327)
Net Commissions income		33,453,124	34,256,918	36,642,422
Subtotal (Net Interest income plus Net Commissions income)		164,451,442	179,532,643	216,263,053
Net gain from measurement of financial instruments at fair value	34	16,684,661	21,099,670	16,301,331
Profit from sold or derecognized assets at amortized cost		244,053	1,951,429	56,338
Differences in quoted prices of gold and foreign currency	35	4,647,686	6,384,364	7,186,704
Other operating income	36	7,829,104	8,105,211	15,774,926
Credit loss expense on financial assets		(2,595,721)	(11,866,426)	(8,932,537)
Net Operating Income before expenses, depreciation and amortization		191,261,225	205,206,891	246,649,815
Employee benefits	37	(39,481,224)	(40,148,367)	(43,569,819)
Administrative expenses	38	(20,091,917)	(21,946,715)	(26,304,635)
Depreciation and amortization of fixed assets	16, 17 and 18	(7,125,708)	(6,645,030)	(6,177,886)
Other operating expenses	39	(34,203,944)	(30,908,232)	(45,415,936)
Net Operating Income after expenses, depreciation and amortization		90,358,432	105,558,547	125,181,539
Income / (Loss) from associates and joint arrangements	15	87,497	(10,348)	1,846,203
Loss on net monetary position		(66,386,613)	(46,376,595)	(57,861,065)
Income before tax on continuing operations		24,059,316	59,171,604	69,166,677
Income tax on continuing operations	29.c)	(1,186,032)	(19,693,276)	(26,593,127)
Net Income from continuing operations		22,873,284	39,478,328	42,573,550

Net Income for the fiscal year		22,873,284	39,478,328	42,573,550

Net Income for the fiscal year attributable to controlling interest		22,872,537	39,477,783	42,573,192

Net Income for the fiscal year attributable to non-controlling interest		747	545	358

Basic earnings per share	42	35.7711	61.7407	66.5828

F-
7

BANCO MACRO SA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Items	Notes	12/31/2021	12/31/2020	12/31/2019
Net Income for the fiscal year		22,873,284	39,478,328	42,573,550
Items of Other Comprehensive Income that will be reclassified to profit or loss
Foreign currency translation differences in financial statements conversion		(766,334)	180,923	175,332
Foreign currency translation differences for the fiscal year		(766,334)	180,923	175,332
Profit or loss from financial instruments measured at fair value through Other Comprehensive Income (FVOCI) (IFRS 9 (4.1.2) (a))		1,990,868	1,296,991	133,721
Profit or losses for the fiscal year from financial instruments at fair value through Other Comprehensive Income (FVOCI)		548,974	(2,092,927)	(15,450,274)
Reclassification to profit or loss		2,651,201	3,583,135	15,883,053
Income tax	29.c)	(1,209,307)	(193,217)	(299,058)
Total Other Comprehensive Income that will be reclassified to profit or loss		1,224,534	1,477,914	309,053

Total Other Comprehensive Income		1,224,534	1,477,914	309,053

Total Comprehensive Income for the fiscal year		24,097,818	40,956,242	42,882,603

Total Comprehensive Income attributable to controlling interest		24,097,071	40,955,697	42,882,265

Total Comprehensive Income attributable to non-controlling interest		747	545	338

The accompanying Notes 1 to 55 to the consolidated financial statements are an integral part of these consolidated financial statements.

BANCO MACRO SA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Changes	Notes	Capital Stock		Non-capital Contributions	Adjustment to Shareholders’ Equity (1)	Other Comprehensive Income		Earnings Reserved		Unappropriated Retained Earnings	Total Controlling interest	Total Non- controlling interest	Total Equity
		Outstanding shares	In treasury	Additional paid-in Capital		Accumulated foreign currency translation difference in financial statements conversion	Other	Legal	Other
Restated amount at the beginning of the fiscal year		639,413		12,429,781	82,601,146	1,366,485	289,963	64,569,246	164,417,870	(97,570,997)	228,742,907	2,822	228,745,729
Total comprehensive income for the fiscal year
- Net income for the fiscal year										22,872,537	22,872,537	747	22,873,284
- Other comprehensive income for the fiscal year						(766,334)	1,990,868				1,224,534		1,224,534
Distribution of unappropriated retained earnings as approved by Shareholder’s Meeting held on April 30, 2021
- Cash dividends	42								(12,839,897)		(12,839,897)		(12,839,897)
- Absorption of accumulated losses	51
Facultative reserve									(667)	667
Facultative reserve for future distribution earnings									(30,691,583)	30,691,583
Personal property tax on business corporation									(400,518)		(400,518)		(400,518)
Other changes												34,313	34,313

Amount at the end of the fiscal year		639,413		12,429,781	82,601,146	600,151	2,280,831	64,569,246	120,485,205	(44,006,210)	239,599,563	37,882	239,637,445

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Changes	Notes	Capital Stock		Non-capital Contributions	Adjustment to Shareholders’ Equity (1)	Other Comprehensive Income		Earnings Reserved		Unappropriated Retained Earnings	Total Controlling interest	Total Non- controlling interest	Total Equity
		Outstanding shares	In treasury	Additional paid-in Capital		Accumulated foreign currency translation difference in financial statements conversion	Other	Legal	Other
Restated amount at the beginning of the fiscal year		639,413		12,429,781	82,601,146	1,185,562	(1,007,028)	47,801,121	128,296,273	(54,000,257)	217,946,011	2,879	217,948,890
Total comprehensive income for the fiscal year
- Net income for the fiscal year										39,477,783	39,477,783	545	39,478,328
- Other comprehensive income for the fiscal year						180,923	1,296,991				1,477,914		1,477,914
Distribution of unappropriated retained earnings as approved by Shareholder’s Meeting held on April 30, 2020
- Legal reserve								16,768,125		(16,768,125)
- Facultative reserve									66,280,398	(66,280,398)
- Cash dividends (2)	42 and 51								(30,158,801)		(30,158,801)		(30,158,801)
Other changes												(602)	(602)

Amount at the end of the fiscal year		639,413		12,429,781	82,601,146	1,366,485	289,963	64,569,246	164,417,870	(97,570,997)	228,742,907	2,822	228,745,729

F-
9

BANCO MACRO SA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Changes	Notes	Capital Stock		Non-capital Contributions	Adjustment to Shareholders’ Equity (1)	Other Comprehensive Income		Earnings Reserved		Unappropriated Retained Earnings	Total Controlling interest	Total Non- controlling interest	Total Equity
		Outstanding shares	In treasury	Additional paid-in Capital		Accumulated foreign currency translation difference in financial statements conversion	Other	Legal	Other
Restated amount at the beginning of the fiscal year		640,715	28,948	12,428,461	82,675,107	1,010,230	(1,140,769)	37,856,640	94,904,018	(35,863,928)	192,539,422	3,188	192,542,610
Total comprehensive income for the fiscal year
- Net income for the fiscal year										42,573,192	42,573,192	358	42,573,550
- Other comprehensive income for the fiscal year						175,332	133,741				309,073	(20)	309,053
Distribution of unappropriated retained earnings as approved by Shareholder’s Meeting held on April 30, 2019
- Legal reserve								9,944,481		(9,944,481)
- Normative reserve									10,987,097	(10,987,097)
- Cash dividends									(17,480,360)		(17,480,360)		(17,480,360)
- Facultative reserve(3)									39,777,943	(39,777,943)
Own shares in treasury	41	(1,317)	1,317
Decrease of own shares in treasury	41		(30,265)		(77,310)				107,575
Other changes	41	15		1,320	3,349						4,684	(647)	4,037

Amount at the end of the fiscal year		639,413	0	12,429,781	82,601,146	1,185,562	(1,007,028)	47,801,121	128,296,273	(54,000,257)	217,946,011	2,879	217,948,890

(1)	Inflation adjustment of capital stock and additional paid-in capital.
(2)	Includes a supplementary cash dividend approved by the Shareholders’ Meeting dated on October 21, 2020. See also notes 42 and 51.
(3)	Related to earnings reserved for future distribution of earnings.
The accompanying Notes 1 to 55 to the consolidated financial statements are an integral part of these consolidated financial statements.

F-
10

BANCO MACRO SA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Items	Notes	12/31/2021	12/31/2020	12/31/2019
Cash flows from operating activities
Income for the fiscal year before income tax		24,059,316	59,171,604	69,166,677
Total monetary effect on the fiscal year		66,386,613	46,376,595	57,861,065
Adjustments to obtain cash flows from operating activities:
Depreciation and amortization of fixed assets		7,125,708	6,645,030	6,177,886
Credit loss expense on financial assets		2,595,721	11,866,426	8,932,537
Difference in quoted prices of foreign currency		(17,232,944)	(25,870,675)	(52,966,587)
Other adjustments		47,947,008	44,569,261	75,280,543
Net increase / (decrease) from operating assets:
Debt Securities at fair value through profit or loss		50,589,705	(125,354,659)	(3,331,337)
Derivative Financial Instruments		1,492,237	(227,898)	(1,210,970)
Repo transactions		28,097,963	(57,268,173)	(2,235,591)
Loans and other financing
Non-Financial Public Sector		3,080,060	7,799,653	(7,638,315)
Other Financial Entities		1,243,824	5,367,418	9,662,625
Non-Financial Private Sector and Foreign Residents		28,355,998	40,287,010	102,413,787
Other Debt Securities		(34,327,573)	(23,344,585)	(9,032,699)
Financial Assets delivered as guarantee		3,608,863	359,816	(575,542)
Equity Instruments at fair value through profit or loss		4,095,582	(2,499,402)	(74,554)
Other Assets		(7,259,914)	(16,996,283)	(2,325,873)
Net increase / (decrease) from operating liabilities:
Deposits
Non-Financial Public Sector		(54,638,323)	74,955,727	(24,962,286)
Financial sector		(89,988)	405,601	176,859
Non-Financial Private Sector and Foreign Residents		(94,135,188)	122,183,424	(187,262,328)
Liabilities at fair value through profit or loss		1,627,732	—
Derivative Financial Instruments		2,185	(1,579,342)	1,575,362
Repo Transactions		(933,682)	(1,126,407)	1,540,178
Other Liabilities		(5,972,211)	27,634,946	5,262,077
Income tax payments		(11,065,015)	(12,600,957)	(17,953,837)

Total cash from operating activities (A)		44,653,677	180,754,130	28,479,677

F-
11

BANCO MACRO SA AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Items	Notes	12/31/2021	12/31/2020	12/31/2019
Cash flows from investing activities
Payments:
Net payments of acquisition of PPE, intangible and other assets		(6,892,469)	(5,548,778)	(8,506,756)
Control obtained in subsidiaries and other businesses		(35,653)

Total cash used in investing activities (B)		(6,928,122)	(5,548,778)	(8,506,756)

Cash flows financing activities
Payments:
Dividends			(605)	(17,480,360)
Acquisition or redemption of equity instruments		—	—	(613,896)
Non-subordinated corporate bonds	40	(4,089,740)	(3,082,883)	(4,942,222)
Financing from local financial entities	40	(794,081)	(3,077,021)	(4,842,331)
Subordinated corporate bonds	40	(3,013,961)	(3,390,283)	(3,327,781)
Other payments related to financing activities		(632,525)	(856,501)	(700,680)
Collections/Incomes:
Central Bank of Argentina		—	10,548	29,195

Total cash used in financing activities (C)		(8,530,307)	(10,396,745)	(31,878,075)

Effect of exchange rate fluctuations (D)		27,091,498	44,038,434	78,764,149

Monetary effect on cash and cash equivalents (E)		(144,244,148)	(113,835,110)	(176,921,289)

Net (decrease) / increase in cash and cash equivalents (A+B+C+D+E)		(87,957,402)	95,011,931	(110,062,294)

Cash and cash equivalents at the beginning of the fiscal year	40	397,889,304	302,877,373	412,939,667

Cash and cash equivalents at the end of the fiscal year	40	309,931,902	397,889,304	302,877,373

The accompanying Notes 1 to 55 to the consolidated financial statements are an integral part of these consolidated financial statements.

F-
12

BANCO MACRO SA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

1	CORPORATE INFORMATION
Banco Macro SA (hereinafter, the Bank) is a stock corporation (
sociedad anónima
), organized in the Argentine Republic, with headquarters at Avenida Madero 1182, Autonomous City of Buenos Aires (CABA, for its acronym in Spanish). Its by-law expiry date is on March 8, 2066.
The Bank offers traditional banking products and services to companies, including those companies operating in regional economies as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, through its subsidiaries, the Bank performs transactions as a trustee agent, manager and administrator of mutual funds, renders stock exchange services and electronic payments services.
Macro Compañía Financiera SA was created in 1977, as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.
The Bank’s shares have been publicly listed on Bolsas y Mercados Argentinos (BYMA) since November 1994; and as from March 24, 2006 they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015, they were authorized to be listed on the Mercado Abierto Electrónico SA (MAE).
Since 1994, Banco Macro SA’s market strategy was mainly focused on the regional areas outside the CABA. Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.
During 2020 and 2021, the Bank made contributions in the company Play Digital SA for a total amount of 253,557 (not restated). On September 28, 2021, the Extraordinary Shareholders’ Meeting of Play Digital SA accepted the last irrevocable capital contributions made on March 4 and May 12, 2021 in which the Bank subscribed 96,539,571 common, registered shares, with a face value of Ps. 1, amounting to 215,717,076 shares. As a consequence, after the last acceptance of capital contribution, the Bank’s interest in Play Digital SA amounted to 10.020% while before the abovementioned acceptance it amounted to 9.9545%. Moreover, on January 17, 2022, the Bank made a new irrevocable capital contribution for an amount of 130,758. The company’s purpose is to develop and market a payment solution linked to bank accounts held by financial system users in order to bring significant improvement to their payment experience.
Additionally, on October 1, 2021, Banco Macro SA decided to exercise a call option to reach 24.99% of the equity interest in Fintech SGR. The amount paid on October 15, 2021 was 33,488 (not restated). As explained in note 3, under “Basis for consolidation” section, this is a structured entity in which the Bank has control. The purpose of this company is to enable small and medium-sized companies (PyMES, for its acronym in Spanish), to have access to credit by granting guarantees.
In addition, on October 1, 2021 Banco Macro SA paid 50,850 (not restated) in order to purchase shares representing 50% of the capital stock and votes of Finova SA. The main purpose of this company is to develop and market the website www.facturbo.com.ar, a digital solution that allows customers to negotiate credit instruments issued and accepted by large companies in favor of small and medium-sized companies (MiPyMES, for its acronym in Spanish). See also note 15.
These consolidated financial statements for the year ended December 31, 2021, were authorized for issue by the Management on April 28, 2022. Even when the Shareholders’ Meeting has the power to amend these consolidated financial statements after issuance, in Management’s opinion it will not happen.

2	OPERATIONS OF THE BANK

2.1.	Agreement with the Misiones Provincial Government
The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a five-year term since January 1, 1996, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

F-
13

BANCO MACRO SA AND ITS SUBSIDIARIES

On November 25, 1999, December 28, 2006 and October 1, 2018, extensions to such agreement were agreed upon, making it currently effective through December 31, 2029.
As of December 31, 2021 and 2020, the deposits held by the Misiones Provincial Government with the Bank amounted to 9,072,397 and 24,512,527 (including 1,035,931 and 1,220,469, related to court deposits), respectively.

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
As of December 31, 2021 and 2020, the deposits held by the Salta Provincial Government with the Bank amounted to 6,455,729 and 5,701,168 (including 2,200,818 and 1,873,083, related to court deposits), respectively.

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
As of December 31, 2021 and 2020, the deposits held by the Jujuy Provincial Government with the Bank amounted to 8,427,277 and 16,468,955 (including 1,908,871 and 1,763,629, related to court deposits), respectively.

2.4.	Agreement with the Tucumán Provincial Government
The Bank acts as an exclusive financial agent and as revenue collection and obligation payment agent of the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena. The services agreements with the Provincial and Municipal Governments are effective through years 2031, 2023 and 2025, respectively.
As of December 31, 2021 and 2020, the deposits held by the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena with the Bank amounted to 17,504,996 and 21,546,127 (including 5,129,863 and 5,338,406, related to court deposits), respectively.
Additionally, as of December 31, 2021 and 2020, the Bank granted loans to the Tucumán Provincial Government for an amount of 1,838,221 and 4,317,862, respectively.

3	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS
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

F-
14

BANCO MACRO SA AND ITS SUBSIDIARIES

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
Figures expressed in thousands of pesos
These consolidated financial statements are presented in thousands of Argentine pesos in terms of purchasing power as of December 31, 2021, unless otherwise expressly stated, and are rounded up to the nearest amount in thousands of pesos, except as otherwise indicated (see “Measuring unit” section of this note).
Statement of financial position - Disclosure
The Bank presents its consolidated statements of financial position in order of liquidity based on the Bank’s intention and perceived ability to recover/settle the majority of assets/liabilities of the corresponding consolidated financial statement line item. An analysis regarding recovery or settlement within 12 months after the reporting date and more than 12 months after the reporting date is disclosed in note 26.
Financial assets and financial liabilities are generally reported in gross figures in the consolidated statement of financial position. They are only offset and reported in net figures when there is a legal and enforceable right to offset such financial assets and liabilities and the Management also intends to settle them on a net basis or to realize assets and settle liabilities simultaneously.
These consolidated financial statements were prepared on a historical cost basis, except for certain financial instruments which were valued at fair value through Other Comprehensive Income (OCI) or at Fair Value Through Profit or Loss. For further information see note 13. In addition, in the case of derivative instruments (Futures and Forwards) both assets and liabilities were valued at Fair Value through Profit or Loss.
Comparative information
The statement of financial position as of December 31, 2021 is presented comparatively with the immediately preceding fiscal year and the statements of income and other comprehensive income, the statement of changes in shareholders’ equity and the statement of cash flows for the fiscal year ended December 31, 2021, are presented comparatively with those as of December 31, 2020 and 2019.
The figures related to comparative information have been restated to consider the changes in the general purchasing power of the functional currency and, as a result, are stated in terms of the current measuring unit at the end of the reporting period (see the section “Measuring unit”).
Measuring unit
These consolidated financial statements as of December 31, 2021 have been restated for the changes in the general purchasing power of the functional currency (Argentine pesos) of the Bank, as of that date, as established by IAS 29 “Financial Reporting in Hyperinflationary Economies”.
According to IFRS, the restatement of financial statements is needed when the functional currency is the currency of a hyperinflationary economy. To achieve consistency in identifying an economic environment of that nature, IAS 29 establishes (i) certain nonexclusive qualitative indicators consisting in analyzing the general population behavior, prices, interest rates and wages with changes in price indexes and the loss of purchasing power, and (ii) as quantitative characteristic, which is the most used condition in practice, to test if a three-year cumulative inflation rate is around 100% or more. Due to miscellaneous macroeconomic factors, the three-year inflation rate exceeded that figure and the Argentine government goals and other available estimates also indicate that this trend will not be reversed in the short term.

F-
15

BANCO MACRO SA AND ITS SUBSIDIARIES

The restatement was applied as if the economy had always been hyperinflationary, using a general price index that reflects changes in general purchasing power. To apply the restatement, a series of indexes were used, as prepared and published on a monthly basis by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE, for its acronym in Spanish), which combines the consumer price index (CPI) on a monthly basis published by the Argentine Institute of Statistics and Censuses (INDEC, for its acronym in Spanish) since January 2017 (baseline month: December 2016) with the wholesale prices indexes published by the INDEC until that date. For the months of November and December 2015, for which the INDEC did not publish the wholesale price index (WPI) variation, the CPI variation for CABA was used.
Considering the abovementioned indexes, the inflation rate was 50.94% and 36.14% for the fiscal years ended on December 31, 2021 and 2020, respectively.
Below is a description of the restatement mechanism provided by IAS 29 “Financial Reporting in Hyperinflationary Economies”:
Description of the main aspects of the restatement process for statements of financial position:

(i)
Monetary items (the ones that are already stated in terms of the current measuring unit) are not restated because they are already expressed in terms of the monetary unit current at the end of the reporting period. In an inflationary period, an entity holding monetary assets generates purchasing power loss and holding monetary liabilities generates purchasing power gain, provided that the assets and liabilities are not linked to an adjustment mechanism that offsets, to some extent such effects. The net gain or loss on a monetary basis is included in profit or loss for the period.

(ii)	Assets and liabilities subject to adjustments based on specific agreements are adjusted in accordance with such agreements.

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

F-
16

BANCO MACRO SA AND ITS SUBSIDIARIES

(ii)	The gain or loss for holding monetary assets and liabilities, is separately disclosed in the consolidated statement of income.
Description of the main aspects of the restatement process for the statements of changes in shareholders’ equity:

(i)
All equity’s components are restated by applying a general price index, as mentioned before, from the beginning of the fiscal year and each variation of those components is restated from the contribution date or from the moment it was produced by any other way. The inflation adjustment related to “Capital stock” and “Additional paid-in capital” is accumulated in “Adjustment to Shareholders’ Equity”.

(ii)	Other comprehensive income generated after the transition date are presented in terms of the measuring unit current at the end of the reporting period.
Description of the main aspects of the restatement process for the statement of cash flows:

(i)	All items are restated in terms of the measuring unit current at the end of the reporting period.

(ii)
The monetary gain or losses generated by cash and cash equivalents are separately disclosed in the statement of cash flows after the cash flow from operating investment activities and financing activities, in a separate and independent line, under the description “Monetary effect on cash and cash equivalents”.

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
Basis for consolidation
These consolidated financial statements include the financial statements of the Bank and its subsidiaries as of December 31, 2021.
Subsidiaries are all the entities controlled by the Bank. The Bank controls another entity when it is exposed, or has rights, to variable returns from its continuing involvement with such other entity, and has the ability to use its power to direct the operating and financing policies of such other entity, to affect the amounts of such returns.
This generally happens when there is a shareholding of more than half of its shares having voting rights.
Notwithstanding the above, under certain particular circumstances, the Bank may still have control with less than a 50% interest or may not have the control even if it holds more than half of the shares of such other entity. Upon evaluating whether it has power over the controlled entity, and therefore controls the variation of its returns, the Bank shall consider all relevant facts and circumstances, including:

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

The structured entities have been designed to reach a specific business goal and for voting or similar rights, not to be the dominant factor in deciding who controls the entity, such as when any voting rights are related to the administrative tasks only and the relevant activities are directed by means of contractual agreements.
As explained in note 1, on October 1, 2021, the Bank acquired an investment in Fintech SGR. Even though the Bank holds 49.9939% of Class B shares held by the protector partners, and the 24.99% in the total capital stock of this company, the Bank has the power to direct Fintech’s relevant activities. Therefore the Bank controls this structured entity and consolidates its financial statements together with the risk funds (
Fondo

de
Riesgo
).

F-
17

BANCO MACRO SA AND ITS SUBSIDIARIES

Subsidiaries are completely consolidated since the date of the effective transfer of the control over them to the Bank and consolidation ceases when the Bank loses control over the subsidiaries. These consolidated financial statements include the assets, liabilities, income and each component of other comprehensive income of the Bank and its subsidiaries. Transactions between consolidated entities are completely eliminated.
Changes in a parent’s ownership interest in a subsidiary that do not result in the parent losing control of the subsidiary are equity transactions. However, if a parent company loses control of a subsidiary, it shall derecognize the assets (including any goodwill) and liabilities of the subsidiary, any non-controlling interests in the former subsidiary and other capital components, while any profit or loss derived from the transaction, event or circumstances that resulted in the loss of control shall be recognized as in profit or loss, and any investment retained in the former subsidiary shall be recognized at its fair value on the date control is lost.
The financial statements of the subsidiaries have been prepared as of the same dates and for the same
accounting periods as those of the Bank, using uniform accounting policies consistent with those applied by the Bank. If necessary, adjustments shall be made to the financial statements of the subsidiaries so that the accounting policies used by the group are uniform.
The Bank considers the Argentine peso as its functional and presentation currency. To such effect, before consolidation, the financial statements of its subsidiary Macro Bank Limited, originally stated in US dollars, were translated to pesos (presentation currency) using the following method and applying the inflation adjustment above explained in section “Measuring unit” of this note:

a)
Assets and liabilities were converted at the reference exchange rate of the BCRA, in force for US dollars at the closing of business on the last business day of the fiscal years ended December 31, 2021 and 2020.

b)
Figures related to the owners’ contributions (capital stock, non-capital Contributions and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

c)	Income for the fiscal years ended December 31, 2021, 2020 and 2019, were translated into pesos on a monthly basis, using the monthly average of the reference exchange rate of the BCRA.

d)
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
The Bank has consolidated into its financial statements the financial statements of the following companies:

Subsidiaries	Principal Place of Business	Country	Main Activity
Macro Securities SA (1) and (2)	Ave. Eduardo Madero 1182 – CABA	Argentina	Stock exchange services
Macro Fiducia SA	Ave. Eduardo Madero 1182 – 2nd floor. CABA	Argentina	Services
Macro Fondos SGFCISA	Ave. Eduardo Madero 1182 – 24th floor, Office B–. CABA	Argentina	Management and administration of mutual funds
Macro Bank Limited (3)	Caves Village, Building 8 Office 1 – West Bay St., Nassau	Bahamas	Banking entity
Argenpay SAU	Ave. Eduardo Madero 1182 – CABA	Argentina	Electronic payments services
Fintech SGR (4)	Esmeralda 320 – 6 th floor – Office A – CABA	Argentina	Granting of guarantees

F-
18

BANCO MACRO SA AND ITS SUBSIDIARIES

(1)	Consolidated with Macro Fondos SGFCISA (80.90% equity interest and voting rights).
(2)	The indirect interest of Banco Macro SA is held through Macro Fiducia SA.
(3)	Consolidated with Sud Asesores (ROU) SA (100% voting rights – Equity interest: 28,013).
(4)	Structured entity consolidated with the Bank since October 2021, as the control was obtained in such month.
The Bank’s equity interest and voting rights in the companies it consolidates is as follows:

•	As of December 31, 2021:

Subsidiaries	Shares		Bank’s interest		Non-controlling interest
	Type	Number	Total capital stock	Voting rights	Total capital stock	Voting rights
Macro Securities SA	Common	12,776,680	99.925%	99.932%	0.075%	0.068%
Macro Fiducia SA	Common	46,935,318	99.046%	99.046%	0.954%	0.954%
Macro Fondos SGFCISA	Common	327,183	99.939%	100.00%	0.061%
Macro Bank Limited	Common	39,816,899	99.999%	100.00%	0.001%
Argenpay SAU (1)	Common	341,200,000	100.00%	100.00%
Fintech SGR (Structured entity)	Common	119,993	24.999%	24.999%	75.001%	75.001%

(1)
On December 15, 2021, the Extraordinary Shareholders’ Meeting of Argenpay SAU accepted the irrevocable capital contributions for 100,000 made by Banco Macro SA, through the issuance of 100,000,000 common, registered shares, with a face value of Ps. 1.

•	As of December 31, 2020:

Subsidiaries	Shares		Bank’s interest		Non-controlling interest
	Type	Number	Total capital stock	Voting rights	Total capital stock	Voting rights
Macro Securities SA	Common	12,776,680	99.925%	99.932%	0.075%	0.068%
Macro Fiducia SA	Common	46,935,318	99.046%	99.046%	0.954%	0.954%
Macro Fondos SGFCISA	Common	327,183	99.939%	100.00%	0.061%
Macro Bank Limited	Common	39,816,899	99.999%	100.00%	0.001%
Argenpay SAU	Common	241,200,000	100.00%	100.00%
Total assets, liabilities and Shareholders’ equity of the Bank and its subsidiaries as of December 31, 2021 and 2020 are as follows:

Balances as of 12/31/2021	Banco Macro SA	Macro Bank Limited	Macro Securities SA	Macro Fiducia SA	Argenpay SAU	Fintech SGR	Eliminations	Consolidated
Assets	983,858,205	9,147,844	15,084,713	122,368	1,184,518	1,395,123	(11,493,308)	999,299,463
Liabilities	744,258,642	6,178,147	11,710,996	2,874	694,678	1,349,026	(4,532,345)	759,662,018
Equity attributable to the owners of the Bank	239,599,563	2,969,697	3,201,429	119,494	489,840	46,097	(6,826,557)	239,599,563
Equity attributable to non-controlling interests			172,288				(134,406)	37,882

F-
19

BANCO MACRO SA AND ITS SUBSIDIARIES

Balances as of 12/31/2020	Banco Macro SA	Macro Bank Limited	Macro Securities SA	Macro Fiducia SA	Argenpay SAU	Eliminations	Consolidated
Assets	1,138,994,865	11,413,967	29,081,800	133,432	530,917	(11,068,112)	1,169,086,869
Liabilities	910,251,958	7,482,320	26,562,125	8,123	256,184	(4,219,570)	940,341,140
Equity attributable to the owners of the Bank	228,742,907	3,931,647	2,403,681	125,309	274,733	(6,735,370)	228,742,907
Equity attributable to non-controlling interests			115,994			(113,172)	2,822
The Bank’s Management considers there are no other companies or structured entities to be included in the consolidated financial statements as of December 31, 2021.
Summary of significant accounting policies
Below there is a description of the principal valuation and disclosure criteria used for the preparation of these consolidated financial statements as December 31, 2021:

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
The purchase and sale of financial assets requiring the delivery of assets within the term generally established by the rules and regulations or the market conditions are recorded on the transaction’s trading date, i.e. on the date the Bank undertakes to acquire or sell the relevant asset.
At initial recognition, the financial assets and liabilities were recognized at fair value. Those financial assets and liabilities not recognized at fair value through profit or loss, were recognized at fair value adjusted for transactions costs directly attributable to the acquisition or issue of the financial asset or liability.
At initial recognition, the fair value of a financial instrument is generally the transaction price. Nevertheless, if part of the consideration received or paid is for something other than the financial instrument, the Bank estimates the fair value of the financial instrument. If the fair value is based on a valuation technique that uses only data from observable markets, the Bank shall recognize the difference between fair value at the initial recognition and the transaction price as gain or loss. When the fair value is based on a valuation technique that uses data from non-observable markets, the Bank shall recognize that deferred difference in profit or loss only to the extent that it arises from a change in a factor (including time) that market participants would take into account when pricing the asset or liability, or when the instrument is derecognized.
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

F-
20

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
For the SPPI test, the Bank applies judgment and considers relevant factors such as the currency in which the financial asset is denominated and the period for which the interest rate is set.
However, contractual terms that introduce exposure to risks or volatility in the contractual cash flows that are unrelated to a basic lending arrangement do not give rise to contractual cash flows that are solely payments of principal and interest on the principal amount outstanding. In such cases, financial assets are required to be measured at fair value through profit or loss.
Therefore, the financial assets were classified pursuant to the above expressed as “Financial assets at fair value through profit or loss”, “Financial assets at fair value through other comprehensive income” or “Financial assets at amortized cost”. Such classification is disclosed in note 13.

•	Financial assets and liabilities at fair value through profit or loss
This category presents two subcategories: financial assets at fair value held for trading and financial assets initially designated at fair value by the Management or under section 6.7.1. of IFRS 9. The Bank’s Management has not designated, at the beginning, financial assets at fair value through profit or loss.

F-
21

BANCO MACRO SA AND ITS SUBSIDIARIES

The Bank classifies the financial assets as held for trading when they have been acquired or incurred principally for the purpose of selling or repurchasing them in the short term or when they are part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.
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
The fair value estimation is explained in detail in section “Accounting judgments, estimates and assumptions” of this note, and note 13 describes the valuation process of financial instruments at fair value.

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
Debt instruments at fair value through other comprehensive income are recognized in the consolidated statement of financial position at fair value. Profit and loss derived from changes in fair value are recognized in the consolidated statement of other comprehensive income as “Profit or loss from financial instruments measured at fair value through other comprehensive income”. Interest income (calculated by the “effective interest method”, which is explained in the following section), profit and loss from translation differences and impairment are recognized in the statement of income in the same manner as for financial assets measured at amortized cost and are disclosed as “Interest income”, “Differences in quoted prices of gold and foreign currency” and “Credit loss expense on financial assets”, respectively.
When the Bank has more than one investment on the same security, it must be considered that they shall be disclosed using the first-in first-out costing method.
On derecognition, accumulated gains and losses previously recognized in OCI are reclassified to profit or loss.

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

F-
22

BANCO MACRO SA AND ITS SUBSIDIARIES

3.2.1	Cash and deposits in banks
They were valued at their nominal value plus the relevant accrued interest, if applicable. Accrued interests were allocated in the consolidated statement of income as “Interest income”.

3.2.2	Repo transactions (purchase and sale of financial instruments)
These transactions were recognized in the consolidated statement of financial position as financing granted (received), under “Repo transactions”.
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
The accounting policy adopted on the impairment of financial assets not measured at fair value through profit or loss is detailed below:

3.2.4.1.	Overview of the ECL principles
The Bank recognizes a loss allowance for ECL on loans, other financing and other debt instruments not measured at fair value through profit or loss along with loan commitments and financial guarantee contracts (not measured at fair value through profit or loss) and contract assets and accounts receivable on loans; hereinafter, the “financial instruments”. Investments in Equity instruments are not subject to impairment under IFRS 9.
The loss allowance for ECL is based on credit losses expected to arise during the life of a financial asset (lifetime ECL), unless there was no significant increase in credit risk since initial recognition, in which case the loss allowance is based on 12-month ECL. The Bank’s policies to determine whether credit risk increased significantly are included in note 52.1.1 “Assessment of credit risk impairment”, section “Definitions of significant increase in risk (SICR), impairment and default”.
12-month ECL is the portion of lifetime ECL that results from default events on a financial instrument that are possible within the 12 months after the reporting date.
Lifetime ECL and 12-month ECL are calculated on individual or collective bases according to the nature of the portfolio of financial instruments. The Bank’s policy to group the financial assets measured on a collective basis are explained in note 52.1.1 sections “Customers analyzed on a collective basis” and “Customers analyzed on an individual basis”.
The Bank adopted a policy to assess, at the end of each reporting period, whether there was a significant increase in the credit risk of a financial instrument since initial recognition considering the change in risk that the default may occur during the remaining life of a financial instrument. This is further explained in note 52.1.1 section “Definitions of significant increase in risk (SICR), impairment and default”.

F-
23

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

•
Stage 2: When a financial instrument shows a SICR since initial recognition, the Bank books a loss allowance for lifetime ECL. Stage 2-financial instruments also include credit lines in which credit risk improved within the parameters established by the Bank and the financial instrument was reclassified to Stage 3.

•
Stage 3: Financial instruments which credit value is impaired (as described in note 52.1.1 section “Definitions of significant increase in risk (SICR), impairment and default”.) The Bank books a loss allowance for lifetime ECL.

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
The key parameters to calculating ECL are as follows:

•
Probability of default (PD): It is an estimate of the probability of default during a certain time horizon. A default may occur only at a certain time during the period assessed if the credit line was not derecognized before and is still part of the portfolio. The concept of probability of default is explained in note 52.1.1 section “Probability of default (PD)”.

•
Exposure at default (EAD): It is an estimate of the exposure to a future default date considering the expected changes in exposure after reporting date, including the settlement of principal and interest, whether they are scheduled by the agreement or otherwise, the expected disbursements on committed credit lines and interest accrued on late payments. The exposure at default is explained in note 52.1.1 section “Exposure at default (EAD)”.

•
Loss given default (LGD): It is an estimate of the loss arising in the event of default in a certain term. It is based on the difference between contractual cash flows and cash flows expected by the lender, including the performance of a guarantee or credit improvements related to the loan. In general, it is expressed as a percentage of the exposure at default. Further information of LGD is included in note 52.1.1 section “Loss given default (LGD)”.

When ECL are estimated, the Bank calculates these parameters for each one of the three scenarios (base case, intermediate and downside) weighed based on the estimated likelihood of occurrence and discounts the amount resulting from multiplying the aforementioned parameters by the effective interest rate determined upon initial recognition.
For overdrafts which include both a loan and an unused loan commitment, ECL are calculated and disclosed with the loan. For loan commitments (including credit cards) and financial guarantee contracts, ECL are recognized in “Provisions”.
The method for calculating ECL is summarized below:

F-
24

BANCO MACRO SA AND ITS SUBSIDIARIES

•
Stage 1: 12-month ECL are calculated as a portion of lifetime ECL, accounting for the ECL of financial instruments from default within the 12 months subsequent to year-end. The Bank calculates the allocation of 12-month ECL based on the expectation of default within 12 months after year-end. These expected 12-month probabilities of default are applied to an EAD and multiplied by the expected LGD and discounted to the original effective interest rate.

•
Stage 2: When a financial instrument shows a significant increase in credit risk since initial recognition, the Bank books a loss allowance for lifetime ECL. The method is similar to the one explained above, including the use of different scenarios, but PD is estimated over the remaining life of the instrument. Expected cash shortfalls are discounted to the original effective interest rate.

•
Stage 3: For financial instruments considered credit-impaired, the Bank recognizes the ECL for the remaining life of these financial instruments. The method is similar to those used by Stage 2-financial instruments, with a PD set at 100%.

•
Loan commitments and credit cards: Upon estimating the lifetime ECL for loan commitments, the ECL are the present value of the difference between the cash flows owned to the bank and the expected cash flows if the loan is withdrawn during the 12 months or expected lifetime. The cash flows are discounted at the original effective interest rate of each transaction.

•
Guarantees and other commitments: The Bank’s liability under each guarantee is measured at the higher of the amount initially recognized less cumulative amortization recognized in the statement of income and the ECL provision. To such end, the Bank estimates the ECL based on the present value of the payments expected to be disbursed to the guarantee holder should the debtor fail to pay the debt. Cash flows are discounted by the risk-adjusted interest rate relevant to the disclosure. The ECL related to financial guarantee contracts are recognized in “Provisions”.

In all these scenarios, the ECL are adjusted on a forward-looking base, weighing the three probable macroeconomic scenarios, as explained in section 3.2.4.3 “Prospective information”.

3.2.4.3	Prospective information
To determine a loss allowance in the calculation of ECL, the impact of the main macroeconomic variables should be analyzed to adjust historical information to the current conditions and short-term prospects. To such end, different and probable macroeconomic scenarios (base case, favorable and downside) should be weighed upon using relevant variables in assessing credit risk (such as GDP growth, interest rate and CPI).
The inputs and models used for calculating ECL may not always capture all market characteristics as of the date of these consolidated financial statements. Consequently, the Bank may consider certain qualitative temporary adjustments to ensure that they are taken into account if they are material. Further information is included in note 52.1.2 “Prospective information used in ECL models”.

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

F-
25

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

3.2.4.6	Write offs
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
When the loan is renegotiated or modified but is not derecognized, the Bank also considers whether the assets should be classified in Stage 3. Once an asset is classified as renegotiated, it will continue in Stage 2 until it is collected in full or impaired (Stage 3).
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

F-
26

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
Receivables and payables from forward transactions without delivery of underlying assets
It includes forward purchase, sale transactions of foreign currency without delivery of the traded underlying asset and put options. Such transactions were measured at the fair value of the contracts and were performed by the Bank for intermediation purposes on its own account. The originated income was allocated in the consolidated statement of income as “Net gain from measurement of financial instruments at fair value”.
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

F-
27

BANCO MACRO SA AND ITS SUBSIDIARIES

The Bank derecognizes a loan when the terms and conditions have been renegotiated and if, substantially, it becomes a new loan, recognizing the difference for derecognition in profit or loss. If the modification does not generate substantially different cash flows, the modification does not result in derecognition of the loan. The Bank recalculates the gross carrying amount of the assets as present value of modified contractual cash flows, using for the discount the original EIR and recognizes profit or loss from modification as explained in section 3.2.4.7 “Forborne and modified loans”.
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
The Bank recognizes right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. The right of use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment, in line with the Bank’s policy as described in section 3.10 of this note.

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

F-
28

BANCO MACRO SA AND ITS SUBSIDIARIES

3.3.2	The Bank as a lessor
The Bank grants loans through financial leases, recognizing the current value of lease payments as a financial asset, which is registered in the consolidated statement of financial position in the item “loans and other financing”. The difference between the total lease receivables and the current value of financing is recognized as interest to be accrued. This income is recognized during the term of the lease using the EIR method, which reflects a constant rate of return and is recognized in the consolidated statement of income as “Interest income”. Losses originated for impairment are included in the consolidated statement of income as “Credit loss expense on financial assets”.

3.4	Business combinations
Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquired company, measured under IFRS.
The Bank determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.
When the Bank acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as of the acquisition date.
Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9, is measured at fair value with the changes in fair value recognized in the statement of profit or loss. Other contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognized in profit or loss.
Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.
After initial recognition, goodwill is measured at cost less any accumulated impairment losses as explained in section 3.10.

3.5	Investment in associates and joint arrangements
An associate is an entity over which the Bank has significant influence, i.e. the power to participate in the financial and operating policy decisions of such controlled entity, but without having the control thereof.
A joint arrangement is an arrangement of which the Bank and other party or parties have joint control. Under IFRS 11 “Joint Arrangements”, investments in these arrangements are classified as joint ventures or joint operations depending on the contractual rights and obligations of each investor, regardless of the legal structure of the arrangement. A joint venture is an arrangement pursuant to which the parties having joint control of the arrangement have rights to the net assets of such arrangement. A joint operation is an arrangement pursuant to which the parties having joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. The Bank has assessed the nature of its joint arrangements and determined that they are joint ventures.

F-
29

BANCO MACRO SA AND ITS SUBSIDIARIES

These investments are accounted for using the equity method from the date on which they become an associate or a joint venture. On acquisition of the investment, any difference between the cost of the investment and the Entity’s share of the net fair value of the investee’s identifiable assets and liabilities are accounted: (i) as a goodwill, which is included in the carrying amount of the investment and is under impairment as explained in section 3.10; or (ii) any excess of the Entity’s share of the net fair value of the investee’s identifiable assets and liabilities over the cost of the investment is included as income. The Bank’s share in the profit or loss after the acquisition of its associates was accounted in the statement of income, and its share in other comprehensive income after the acquisition was accounted for in the consolidated statement of other comprehensive income. See also note 15.

3.6	Property, plant and equipment
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
Depreciation of the items of property, plant and equipment was assessed in proportion to the estimated months of useful life, depreciating completely the acquisition month of the assets and not the derecognition date. In addition, at least at each financial year-end, the Bank reviews if expectations regarding the useful life of each item of property, plant and equipment differ from previous estimates, in order to detect any material changes in useful life which, if confirmed, shall be adjusted applying the relevant correction to the depreciation of property, plant and equipment accounting item. Depreciation charges are recorded in the related statement of income as “Depreciation and amortization of fixed assets”.
The residual value of the assets, as a whole, does not exceed their recoverable amount.

3.7	Intangible Assets
Intangible assets acquired separately were initially measured at cost. After initial recognition, they were accounted for at cost less any accumulated depreciation (for those to which finite useful lives have been allocated) and any accumulated impairment losses, if applicable.
For internally generated intangible assets, only disbursements related to development are capitalized while the other disbursements are not capitalized and are recognized in the statement of income for the period in which such expenditure is incurred.
Useful lives of intangible assets may be finite or indefinite.
Intangible assets with finite useful lives are amortized over their economic useful lives and are reviewed in order to determine whether they had any impairment loss to the extent there is any evidence that indicates that the intangible asset may be impaired. The period and method of amortization for an intangible asset with a finite useful life are reviewed at least at the financial year-end of each reporting period. Depreciation charges of intangible assets with finite useful lives are accounted for in the statement of income as “Depreciation and amortization of fixed assets”.
Intangible assets with indefinite useful lives are not amortized and are subject to annual tests in order to determine whether they are impaired, either individually or as part of the cash-generating unit to which such intangible assets were allocated. The Bank has no intangible assets with indefinite useful lives.
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

F-
30

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

3.8	Investment Property
The Bank included certain real properties that holds for undetermined future use, which were recognized pursuant to IAS 40 “Investment Property”.
For this kind of property, the Bank chose the cost model as described in note 3.6 Property, plant and equipment.
An investment property is derecognized on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal. The difference between the net disposal proceeds and the carrying amount of the asset is recognized in the consolidated statement of income in the period of the retirement or disposal as “Other operating income”.
An entity shall transfer a property to, or from, investment property when, and only when, there is a change in use. For a transfer from investment property to an item of property, plant and equipment, the property’s deemed cost for subsequent accounting is its fair value on the date of change in use. If an item of property, plant and equipment becomes an investment property, the Bank recognizes the asset up to the date of change in use in accordance with the policy established for property, plant and equipment.

3.9	Non-current Assets Held for Sale
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
Profit or loss generated in the sale of assets held for sale is recorded in the consolidated statement of income as “Other operating income”.

3.10	Impairment of Non-financial Assets
The Bank evaluates, at least at each fiscal year-end, whether there are any events or changes in the circumstances that may indicate the impairment of non-financial assets or whether there is any evidence that a non-financial asset may be impaired.
When there is any evidence or when an annual impairment test is required for an asset, the Bank shall estimate the recoverable amount of such asset. If the carrying amount of an asset exceeds its recoverable amount, such asset is deemed impaired and its carrying amount shall be reduced to its recoverable amount. As of the date of the issuance of these consolidated financial statements, there is no evidence of impairment of non-financial assets.

F-
31

BANCO MACRO SA AND ITS SUBSIDIARIES

3.11	Provisions
The Bank recognizes a provision if and only if the following circumstances are met: (a) the Bank has a present obligation as a result of a past event; (b) it is probable (i.e. it is more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation; and (c) a reliable estimate can be made of the amount of the obligation.
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

3.12	Recognition of income and expenses
The Bank recognized its streams of income and expenses as is explained below, in accordance with IFRS 9 and 15. The majority of Bank’s income and expenses are related to financial instruments, in general recorded using the effective interest method. The remaining income and expenses are recorded depending on the period in which the performance obligation is satisfied. In notes 30 to 33 are disclosed the streams and amounts for the years ended December 31, 2021, 2020 and 2019.

3.12.1.	Revenue from interest income and interest expense
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
Bond coupons were recognized at the time they were declared.

3.12.2.	Loan commissions
Commission charges and direct incremental costs related with the granting of financing facilities were deferred and recognized adjusting the EIR thereof.

3.12.3.	Service commissions
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

BANCO MACRO SA AND ITS SUBSIDIARIES

3.12.3.1	Service commissions where performance obligations are satisfied at a point in time
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

3.12.3.2	Service commissions where performance obligations are satisfied over certain period of time
Performance obligations satisfied over time are where the customer simultaneously receives and consumes the benefits provided by the Bank’s performance as the Bank performs.

3.12.4.	Non-financial revenue and expenses
These items are recognized according to the recognition criteria established in the Conceptual Framework, e.g. the requirement that revenues and expenses should be accrued.

3.13	Customer Loyalty Program
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
Based on the variables that the Bank takes into account in order to estimate the fair value of the points granted to customers (and the relation thereof with the exchange of the reward), it is worth mentioning that such estimates are subject to a significant level of uncertainty (and variation) that should be considered. These considerations are described in detail in the section “Accounting judgments, estimates and assumptions” of this note.

3.14	Income Tax (see note 29)
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

•
Current income tax: the consolidated current income tax expense is the sum of the income tax expenses of the different entities that compose the Group (see note 1), which were assessed, in each case, by applying the tax rate to taxable income, in accordance with Income Tax Law, or equivalent rule or provision, of the countries in which any subsidiary operates.

F-
33

BANCO MACRO SA AND ITS SUBSIDIARIES

•
Deferred income tax: it is assessed based on the separate financial statements of the Bank and of each of its subsidiaries and reflects the effects of temporary differences between the carrying amount of an asset or liability in the statement of financial position and its tax base. Assets and liabilities are measured using the tax rate that is expected to be applied to taxable income in the years in which these differences are expected to be settled or recovered. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that will follow from the manner in which the Bank and its subsidiaries expect, at the end of the reporting period, to recover or settle the carrying amount of their assets and liabilities. Deferred tax assets and liabilities are measured by their nominal figures, without discount, the tax rates that are expected to be applied in the fiscal year in which the asset shall be realized or the liability shall be settled. Deferred tax assets are recognized when it is probable that taxable profit will be available against which the deductible temporary difference can be utilized.

3.15	Earnings per share
Basic earnings per share shall be calculated by dividing Net profit attributable to parent’s shareholders of the Bank by the weighted average number of ordinary shares outstanding during the fiscal year. See also note 42.

3.16	Fiduciary activities and investment management
The Bank renders custody, administration, investment management and advisory services to third parties that originate the holding or placement of assets in the name of such third parties. These assets and income on them are not included in these consolidated financial statements, since they are not owned by the Bank. The commissions derived from these activities are accounted for as “Commissions income” in the consolidated statement of income. See also notes 45, 46 and 49.
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
In certain cases, the financial statements prepared in accordance IFRS, require that the assets and liabilities to be recognized and/or presented at their fair value. The fair value is the amount at which an asset can be exchanged, or at which a liability can be settled, in mutual independent terms and conditions between participants of the principal market (or most advantageous market) duly informed and willing to transact in an orderly and current transaction. When prices in active markets are available, the Bank has used them as basis for valuation. When prices in active markets are not available, the Bank estimates those values as values based on the best available information, including the use of models and other assessment techniques (for additional information regarding fair value estimates see note 13).
In estimating accrued taxes, the Bank assesses the relative merits and risks of the appropriate tax treatment considering statutory, judicial and regulatory guidance in the context of the tax position. Because of the complexity of tax laws and regulations, interpretation can be difficult and subject to legal judgment. It is possible that others, given the same information, may reach different reasonable conclusions regarding the estimated amounts of accrued taxes (for additional information regarding income tax see note 29).
In the normal course of business, the Bank is a party to lawsuits of various types. In note 50 contingent liabilities are disclosed with respect to existing or potential claims, lawsuits and other legal proceedings, and is booked an accrual for litigation when it is probable that future costs will be incurred and these costs can be reasonably estimated.
As to the customer loyalty program, the Bank estimates the fair value of the points awarded to customers under the “Macropremia” program by applying statistics techniques. The data that feed the models include assumptions regarding exchange percentages, the product combinations available for exchange in the future and customers’ preferences.

F-
34

BANCO MACRO SA AND ITS SUBSIDIARIES

Additionally, the measurement of impairment losses under IFRS 9 across all categories of financial instruments requires judgement, in particular, the estimation of the amount and timing of future cash flows and collateral values when determining impairment losses and the assessment of a significant increase in credit risk. These estimates are driven by a number of factors, changes that can result in different levels of allowances (for additional information regarding impairment losses under IFRS 9, see notes 3.2.4 and 52.1.1).
New pronouncements
The new and amended standards and interpretation that are issued, but not yet effective, up to the date of issuance of these consolidated financial statements are disclosed below. The Bank intends to adopt these standards, if applicable, when they become effective.

a)
Amendments to IFRS 3 - Reference to the Conceptual Framework: the amendments are intended to replace a reference to a previous version of the IASB’s Conceptual Framework with a reference to the current version issued in March 2018 without significantly changing its requirements. The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” or IFRIC 21 “Levies”, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. This amendment is applicable as of January 1, 2022. The Bank does not expect this standard to have a material impact on the consoli
dated
financial statements.

b)
Amendments to IAS 16 - Property, Plant and Equipment (PP&E): proceeds before Intended Use. The amendment prohibits entities to deduct from the cost of an item of PP&E any proceeds of the sale of items produced while bringing that asset to the location and under the conditions required to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss. This amendment is applicable as of January 1, 2022. The Bank does not expect this standard to have a material impact on the consolidated
financial statements.

c)
Amendments to IAS 37 - Onerous Contracts – Costs of Fulfilling a Contract: the IASB issued amendments to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. The amendments apply a ‘directly related cost approach’. The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract. The impact of these amendments on entities that previously applied the incremental cost approach is that they will see provisions increase to reflect the inclusion of costs related directly to contract activities, whilst entities that previously recognized contract loss provisions using the guidance from the former standard, IAS 11 Construction Contracts, will be required to exclude the allocation of indirect overheads from their provisions. This amendment is applicable as of January 1, 2022. The Bank does not expect this standard to have a material impact on the consolidated
financial statements.

d)	Annual improvement cycle (2018-2020): the following is a summary of the amendments from the 2018-2020 annual improvements cycle:

•
IFRS 1 First-time Adoption of International Financial Reporting – Subsidiary as a first-time adopter: the amendment permits a subsidiary that elects to apply paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported by the parent, based on the parent’s date of transition to IFRS. This amendment is also applied to an associate or joint venture that elects to apply paragraph D16(a) of IFRS 1. This amendment is applicable as of January 1, 2022.

•
IFRS 9 Financial Instruments Fees in the ’10 per cent’ test for derecognition of financial liabilities: the amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. This amendment is applicable as of January 1, 2022.

•
IFRS 16 “Leases” Illustrative examples - Lease incentives: the amendment removes the Example 13 accompanying IFRS 16 of payments from the lessor relating to leasehold improvements. This removes potential confusion regarding the treatment of lease incentives when applying IFRS 16.

F-
35

BANCO MACRO SA AND ITS SUBSIDIARIES

The Bank does not expect this standard to have a material impact on the cons
olidated
financial statements.

e)
Amendments to IAS 1 “Presentation of Financial Statements” and IFRS Practice Statement 2 – Disclosures to accounting policies: the amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policies and examples of when an accounting policy likely. Therefore, a guidance with explanations and examples denominated “four-step materiality process” was developed. This amendment is applicable as of January 1, 2023. The Bank does not expect this standard to have a material impact on the consoli
dated
financial statements.

f)
Amendments to IAS 8 “Accounting policies, changes in accounting estimates and Errors” – Definition of Accounting Estimates: the amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates. The amended standard clarifies that the effects on an accounting estimate of a change in an input or a change in a measurement technique are changes in accounting estimates if they do not result from the correction of prior period errors. The previous definition of a change in accounting estimate specified that changes in accounting estimates may result from new information or new developments. Therefore, such changes are not corrections of errors. This amendment is applicable as of January 1, 2023. The Bank does not expect this standard to have a material impact on the consolidated
financial statements.

g)
Amendments to IAS 12 “Income Tax” – Deferred Tax related to Assets and Liabilities arising from a Single Transaction: the IASB issued amendments to IAS 12, which narrow the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences. The amendments clarify that where payments that settle a liability are deductible for tax purposes, it is a matter of professional judgement (having considered the applicable tax law) whether such deductions are attributable for tax purposes to the liability recognized in the financial statements (and interest expense) or to the related asset component (and interest expense). Professional judgement is important in determining whether any temporary differences exist on initial recognition of the asset and liability. This amendment is applicable as of January 1, 2023. The Bank does not expect this standard to have a material impact on the consolidated financial statements.

4	CONTINGENT TRANSACTIONS
In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. The Bank is also exposed to overdrafts and unused agreed credits on credit cards of the Bank. Since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in the statement of financial position and therefore, they are an integral part of the total risk of the Bank.
As of December 31, 2021 and 2020, the Bank maintains the following maximum exposures to credit risk related to this type of transactions:

Composition	12/31/2021	12/31/2020
Undrawn commitments of credit cards and checking accounts	221,916,659	143,727,073
Guarantees granted	2,271,180	1,936,233
Overdraft and unused agreed commitments	872,543	782,793
Letters of credit		1,341,363

Subtotal	225,060,382	147,787,462

Less: Allowance for ECL (1)	(353,085)	(35,018)

Total	224,707,297	147,752,444

(1)
As of December 31, 2021, 223,225,091, 1,831,909 and 3,382 are high grade credit risk exposure in stage 1, standard grade credit risk exposure in stage 2 and sub-standard grade credit exposure in stage 3, respectively. As of December 31, 2020, it
includes high grade credit risk exposures in stage 1. See also note 23.

Risks related to the contingent transactions described above have been evaluated and are controlled within the framework of the Bank’s credit risk policy, described in note 52.

F-
36

BANCO MACRO SA AND ITS SUBSIDIARIES

5	DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
The following table shows the bank’s holdings of debt securities at fair value through profit or loss as of December 31, 2021 and 2020:

Name	Holdings
	12/31/2021		12/31/2020
	Fair value level	Book amounts	Book amounts
Debt securities at fair value through profit or loss
- Local
Government securities
Federal government treasury bonds in pesos adjusted by the Refer ence Stabilization Coefficient ( CER , for its acronym in Spanish) - Maturity: 09-20-2022	1	8,658,840	6
Federal government bonds in pesos - Private Badlar +200 PB - Maturity: 04-03-2022	1	7,335,099	805,465
Federal government treasury bonds in pesos adjusted by CER - Maturity: 03-25-2023	1	3,850,233	1,471,088
Federal government treasury bonds in pesos adjusted by CER - Maturity: 03-25-2024	1	3,728,494	380,503
Federal government treasury bonds in pesos adjusted by CER - Maturity: 03-06-2023	1	1,712,024	4,101
Letters of National Estate in pesos adjusted by CER to discount - Maturity: 06-30-2022	1	1,344,588
Letters of National Estate in pesos adjusted by CER to discount - Maturity: 07-29-2022	1	691,785
Letters of National Estate in pesos adjusted by CER to discount - Maturity: 05-23-2022	1	633,229
Federal government treasury bonds in pesos adjusted by CER - Maturity: 11-09-2026	1	621,469	474,970
Letters of National treasury to discount in pesos - Maturity: 12-31-2021	1	357,004
Other		1,698,409	79,284,060

Subtotal local government securities		30,631,174	82,420,193

Private securities
Corporate bonds Tarjeta Naranja Class 048 - Maturity: 04-26-2022	3	539,532
Corporate bonds Ledesma SA Class 010 - Maturity: 05-27-2022	3	252,592
Debt Securities in Financial Trusts Secubono	3	192,308	191,670
Corporate bonds Arcor SAIC Class 009 - Maturity: 07-06-2023	1	132,435
Corporate bonds Pan American Energy Argentina SL Class 012 - Maturity: 04-30-2027	1	132,161
Debt Securities in Financial Trusts Surcos	3	129,366	376,007
Corporate Bonds Tecpetrol SA CLASS 001 - Maturity: 12-12-2022	1	108,760
Corporate Bonds Genneia SA Class 030 - Maturity: 11-24-2022	1	104,312
Corporate bonds Pan American Energy Argentina SL Class 009 - Maturity: 11-15-2023	2	70,107
Corporate bonds Telecom Argentina SA Class 001 - Maturity: 07-18-2026	1	40,524
Other		73,317	3,563

Subtotal local private securities		1,775,414	571,240

Total Debt securities at fair value through profit or loss		32,406,588	82,991,433

F-
37

BANCO MACRO SA AND ITS SUBSIDIARIES

6	DERIVATIVE FINANCIAL INSTRUMENTS
The Bank performs derivative transactions for trading purposes through Futures and Forwards. These are contractual agreements to buy or sell a specific financial instrument at a given price and a fixed date in the future. Futures contracts, in turn, correspond to transactions for standardized amounts, executed in a regulated market and subject to daily cash margin requirements. Forward contracts are customized contracts traded on an over-the-counter market. The main differences in risks associated with these types of contracts are the credit risk and the liquidity risk. In forward contracts there is counterparty risk since the Bank has credit exposure to counterparties of the agreements. The credit risk related to futures contracts is deemed very low because daily cash margin requirements help guarantee these contracts are always fulfilled. In addition, forward contracts are generally settled in gross terms and, therefore, they are deemed to have a higher settlement risk than futures contract that, unless they are chosen to be performed by delivery, are settled on a net base. Both types of contracts expose the Bank to market risk.
At the beginning, derivatives often imply only a mutual exchange of promises with little or no investment. Nevertheless, these instruments frequently imply high levels of leverage and are quite volatile. A relatively small movement in the value of the underlying asset could have a significant impact in profit or loss. Furthermore, over-the-counter derivatives may expose the Bank to risks related to the absence of an exchange market in which to close an open position. The Bank’s exposure for derivative contracts is monitored on a regular basis as part of its general risk management framework. Information on the Bank’s credit risk management objectives and policies is included in note 52.
In addition, as of December 31, 2020, the Bank recorded a put option taken in respect of the Bank’s right to sell its equity interest in Prisma Medios de Pago SA. (See note 12).
Notional values indicate the amount of the underlying pending transactions at year end and are not indicative of either the market risk or the credit risk. The fair value of the derivative financial instruments recognized as assets or liabilities in the consolidated statement of financial position is presented as follows. Changes in fair values were accounted for in profit or loss, the breakdown of which is disclosed in note 34.

Derivative financial assets	Underlying Notional Value	12/31/2021		12/31/2020
		Notional Value (in thousand)	Fair Value	Notional Value (in thousand)	Fair Value
Transactions of foreign currency contract without delivery of underlying asset	US Dollars	1,270	1,296	1,580	10,916
Put options –US Dollars (see note 12)	Shares			8,910,878	1,037,832
Put options –Pesos (see note 12)	Shares			8,910,878	444,785

Total derivatives held for trading			1,296		1,493,533

Derivative financial liabilities	Underlying Notional Value	12/31/2021		12/31/2020
		Notional Value (in thousand)	Fair Value	Notional Value (in thousand)	Fair Value
Transactions of foreign currency contract without delivery of underlying asset	US Dollars	870	2,532	1,755	347

Total derivatives held for trading			2,532		347

BANCO MACRO SA AND ITS SUBSIDIARIES

Derivatives held for trading are generally related to products offered by the Bank to its customers. The Bank shall also take positions expecting to benefit from favorable changes in prices, rates or indexes, i.e. take advantage of the high level of leverage of these contracts to obtain yields, assuming at the same time high market risk. Additionally, they may be held for arbitrage, i.e. to obtain a benefit free of risk for the combination of a derivative product and a portfolio of financial assets, trying to benefit from anomalous situations in the prices of assets in the markets.

7	REPO TRANSACTIONS
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
As of December 31, 2020, the Bank has agreed-upon repurchase transactions of government and private securities for an amount of 933,682, and are recorded in “Repo Transactions”.
As of December 31, 2021 and 2020, the Bank has agreed-upon reverse repurchase transactions of government and private securities for an amount of 31,405,801 and 59,503,764, respectively, and are recorded in “Repo Transactions”. Maturity of the agreed-upon transactions as of December 2021 occurred during the month of January 2022.
As of December 31, 2020, the securities delivered to guarantee the reverse repurchase transactions total 1,050,173, and are recorded in “Financial assets delivered as guarantee” (see note 11), while securities received guarantee repurchase transactions as of December
31,
2021 and 2020, total 35,108,699 and 66,925,905
, respectively, and

were recognized as an off balance sheet transaction.
Profit generated by the Bank as a result of its repurchase transactions arranged during the fiscal years ended on December 31, 2021, 2020 and 2019, total 8,536,022, 10,667,631 and 6,750,429, respectively, and were accounted for in “Interest income” in the consolidated statement of income. In addition, losses generated by the Bank as a result of its reverse repurchase transactions arranged during the fiscal years ended on December 31, 2021, 2020 and 2019, total 294,566, 295,464 and 691,469, respectively, and were recognized in “Interest expense” in the consolidated statement of income.

F-
39

BANCO MACRO SA AND ITS SUBSIDIARIES

8	OTHER FINANCIAL ASSETS
The composition of the other financial assets as of December 31, 2021 and 2020 is as follows:

Composition	12/31/2021	12/31/2020
Receivables from spot sales of foreign currency pending settlement	15,467,783	12,740,004
Sundry debtors (see note 12)	10,037,417	11,155,644
Receivables from other spot sales pending settlement	6,879,606	2,599,343
Private securities	2,070,550	913,867
Receivables from spot sales of government securities pending settlement	90,848	836,128
Other	620,106	290,862

Subtotal	35,166,310	28,535,848

Less: Allowances for ECL	(26,448)	(28,569)

Total	35,139,862	28,507,279

Disclosures related to allowance for ECL are detailed in item 9.4 of note 9 “Loss allowance for credit losses on credit exposures not measured at fair value through profit or loss”.

9	LOSS ALLOWANCE FOR EXPECTED CREDIT LOSSES ON CREDIT EXPOSURES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS
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
Note 13 discloses financial instruments classified as “measured at amortized cost”, “measured at fair value through other comprehensive income” and “measured at fair value through profit or loss”. This classification is made pursuant to what was detailed in note 3.2. Additionally, in note 13 the information related to the valuation process is also explained.
Moreover, the Bank applies the impairment requirements for guarantees granted, undrawn commitments of credit cards and checking accounts, letter of credits, which are not recognized in the consolidated statement of financial position.
For the purpose of assessing the Bank’s credit risk exposure and identifying material credit risk concentration, disclosures regarding credit risk of financial assets and items not recognized in the statement of financial position are as follows:

9.1.	Exposure to credit risk
According to the nature of the information to be disclosed and the loan characteristics, the Bank groups them as follows:

Composition	12/31/2021	12/31/2020
Loans and other financing	361,992,565	403,541,419
Individual assessment	86,234,118	112,138,243
Collective assessment	275,758,447	291,403,176

Less: Allowance for ECL	(9,631,477)	(14,985,662)

Total	352,361,088	388,555,757

BANCO MACRO SA AND ITS SUBSIDIARIES

As explained in note 52.1.4 “Additional Forward-looking allowances based on expert credit
judgment”, section “Adjustment
for
uncertainty in external obligation restructuring”, as of December 31, 2021, the Bank decided to record an adjustment on a forward-looking basis as the Bank estimated an incremental effect in the ECL, in order to cover a macroeconomic scenario derived from the lack of agreement over the debt restructuring between the Federal government and the International Monetary Fund (IMF). As of December 31, 2021, this adjustment amounted to
1,986,000

(see also note 53).
In addition and taking into account what is explained in note 52.1.
4
, section “Covid-19 adjustment”, as of December 31, 2020, the Bank had recorded a special adjustment on a forward-looking basis related to the pandemic of Covid-19, which, as of that date amounted to 5,553,719. At the end of this fiscal year, the “Covid-19 adjustment” was nil.
The following table shows the credit quality and the carrying amount of credit risk, based on the Bank’s credit risk rating system, the probability of default (PD) and the year-end stage classification, taking into account what was mentioned in the previous paragraphs. As of December 31, 2020, several guidelines were included in relation to flexible conditions for credits established by the BCRA to moderate the pandemic effects generated by Covid-19. Such guidelines are not effective as of December 31, 2021. The amounts are presented gross of the impairment allowances.

Internal rating grade	Range PD	12/31/2021
		Stage 1	Stage 2	Stage 3	Total	%
Performing		341,628,847	8,646,681		350,275,528	96.76
High grade	0.00% - 3.50%	287,115,181	829,661		287,944,842	79.54
Standard grade	3.51% - 7.00%	42,527,498	2,513,294		45,040,792	12.44
Sub-standard grade	7.01% - 33.00%	11,986,168	5,303,726		17,289,894	4.78
Past due but not impaired	33.01% - 99.99%	3,163,871	5,254,437		8,418,308	2.33
Impaired	100%			3,298,729	3,298,729	0.91

Total		344,792,718	13,901,118	3,298,729	361,992,565	100

%		95.25	3.84	0.91	100

Internal rating grade	Range PD	12/31/2020
		Stage 1	Stage 2	Stage 3	Total	%
Performing		374,333,529	13,729,595		388,063,124	96.17
High grade	0.00% - 3.50%	307,355,334	113,197		307,468,531	76.20
Standard grade	3.51% - 7.00%	48,100,613	2,906,336		51,006,949	12.64
Sub-standard grade	7.01% - 33.00%	18,877,582	10,710,062		29,587,644	7.33
Past due but not impaired	33.01% - 99.99%	1,194,025	9,710,942		10,904,967	2.70
Impaired	100%			4,573,328	4,573,328	1.13

Total		375,527,554	23,440,537	4,573,328	403,541,419	100

%		93.06	5.81	1.13	100

9.1.1	Loans on an individual assessment
The table below shows the credit quality and the debt balance to credit risk of commercial loans by grade on the Bank’s internal credit rating system, PD range and year-end stage classification. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in note 52.1 “Credit risk” section.

BANCO MACRO SA AND ITS SUBSIDIARIES

Internal rating grade	Range PD	12/31/2021
		Stage 1	Stage 2	Stage 3	Total	%
Performing		80,734,484	3,579,061		84,313,545	97.77
High grade	0.00% - 3.50%	60,875,079	432,663		61,307,742	71.09
Standard grade	3.51% - 7.00%	16,332,244	1,256,377		17,588,621	20.40
Sub-standard grade	7.01% -33.00%	3,527,161	1,890,021		5,417,182	6.28
Past due but not impaired	33.01% - 99.99%		1,156,986		1,156,986	1.34
Impaired	100%			763,587	763,587	0.89

Total		80,734,484	4,736,047	763,587	86,234,118	100

%		93.62	5.49	0.89	100

Internal rating grade	Range PD	12/31/2020
		Stage 1	Stage 2	Stage 3	Total	%
Performing		102,580,832	4,198,605		106,779,437	95.22
High grade	0.00% - 3.50%	97,030,142	1,226		97,031,368	86.53
Standard grade	3.51% - 7.00%	4,139,043	2,195,704		6,334,747	5.65
Sub-standard grade	7.01% - 33.00%	1,411,647	2,001,675		3,413,322	3.04
Past due but not impaired	33.01% - 99.99%	562,499	2,437,581		3,000,080	2.68
Impaired	100%			2,358,726	2,358,726	2.10

Total		103,143,331	6,636,186	2,358,726	112,138,243	100

%		91.98	5.92	2.10	100

An analysis of changes in the gross carrying amount and the corresponding ECL allowances in relation to commercial lending is as follows:

	Stage			Total
	1	2	3
Gross Carrying amount as of January 1, 2021	103,143,331	6,636,186	2,358,726	112,138,243
Assets originated or purchased	102,232,782	4,169,910		106,402,692
Assets derecognized or repaid	(82,480,461)	(3,621,736)	(1,353,170)	(87,455,367)
Transfers to Stage 1	539	(539)
Transfers to Stage 2		131,193	(131,193)
Transfers to Stage 3	(1,034,242)	(166,346)	1,200,588
Amounts Written Off			(922,381)	(922,381)
Monetary effects	(41,127,465)	(2,412,621)	(388,983)	(43,929,069)

As of December 31, 2021	80,734,484	4,736,047	763,587	86,234,118

BANCO MACRO SA AND ITS SUBSIDIARIES

	Stage			Total
	1	2	3
Gross Carrying amount as of January 1, 2020	193,236,603	6,467,714	2,856,513	202,560,830
Assets originated or purchased	94,241,056	3,644,974		97,886,030
Assets derecognized or repaid	(155,364,844)	(1,399,089)	(1,554,209)	(158,318,142)
Transfers to Stage 1	321,712	(321,712)
Transfers to Stage 2	(571,954)	571,954
Transfers to Stage 3	(2,327,375)	(237,394)	2,564,769
Amounts Written Off			(566,521)	(566,521)
Monetary effects	(26,391,867)	(2,090,261)	(941,826)	(29,423,954)

As of December 31, 2020	103,143,331	6,636,186	2,358,726	112,138,243

	Stage			Total
	1	2	3
ECL amount as of January 1, 2021	924,727	1,007,573	1,181,312	3,113,612
Assets originated or purchased	1,838,217	3,315,905		5,154,122
Assets derecognized or repaid	(861,783)	(524,662)	(696,191)	(2,082,636)
Transfers to Stage 1	12	(12)
Transfers to Stage 2		29,267	(29,267)
Transfers to Stage 3	(896,024)	(37,119)	933,143
Amounts Written Off			(455,855)	(455,855)
Monetary effects	(339,230)	(1,279,417)	(314,929)	(1,933,576)

As of December 31, 2021	665,919	2,511,535	618,213	3,795,667

	Stage			Total
	1	2	3
ECL amount as of January 1, 2020	658,755	688,336	1,968,134	3,315,225
Assets originated or purchased	2,208,850	636,331		2,845,181
Assets derecognized or repaid	(505,789)	(39,701)	(1,228,122)	(1,773,612)
Transfers to Stage 1	14,715	(14,715)
Transfers to Stage 2	(1,783)	1,783
Transfers to Stage 3	(1,402,566)	(9,050)	1,411,616
Amounts Written Off			(497,816)	(497,816)
Monetary effects	(47,455)	(255,411)	(472,500)	(775,366)

As of December 31, 2020	924,727	1,007,573	1,181,312	3,113,612

9.1.2.	Loans on a collective assessment
The table below shows the credit quality and the debt balance to credit risk of loans portfolio under collective assessment, by grade of credit risk classification based on the Bank’s internal credit rating system, PD range and year-end stage classification. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in note 52.1 “Credit risk” section.

BANCO MACRO SA AND ITS SUBSIDIARIES

Internal rating grade	Range PD	12/31/2021
		Stage 1	Stage 2	Stage 3	Total	%
Performing		260,894,363	5,067,620		265,961,983	96.45
High grade	0.00% - 3.50%	226,240,102	396,998		226,637,100	82.19
Standard grade	3.51% - 7.00%	26,195,254	1,256,917		27,452,171	9.95
Sub-standard grade	7.01% - 33.00%	8,459,007	3,413,705		11,872,712	4.31
Past due but not impaired	33.01% - 99.99%	3,163,871	4,097,451		7,261,322	2.63
Impaired	100%			2,535,142	2,535,142	0.92

Total		264,058,234	9,165,071	2,535,142	275,758,447	100

%		95.76	3.32	0.92	100

Internal rating grade	Range PD	12/31/2020
		Stage 1	Stage 2	Stage 3	Total	%
Performing		271,752,697	9,530,990		281,283,687	96.53
High grade	0.00% - 3.50%	210,325,192	111,971		210,437,163	72.22
Standard grade	3.51% - 7.00%	43,961,570	710,632		44,672,202	15.33
Sub-standard grade	7.01% -33.00%	17,465,935	8,708,387		26,174,322	8.98
Past due but not impaired	33.01% - 99.99%	631,526	7,273,361		7,904,887	2.71
Impaired	100%			2,214,602	2,214,602	0.76

Total		272,384,223	16,804,351	2,214,602	291,403,176	100

%		93.47	5.77	0.76	100

An analysis of changes in the gross carrying amount and the corresponding ECL allowances in relation to consumer lending is as follows:

	Stage			Total
	1	2	3
Gross Carrying amount as of January 1, 2021	272,384,223	16,804,351	2,214,602	291,403,176
Assets originated or purchased	256,847,227	6,203,404		263,050,631
Assets derecognized or repaid	(128,290,490)	(7,808,736)	(1,007,500)	(137,106,726)
Transfers to Stage 1	6,597,845	(6,465,149)	(132,696)
Transfers to Stage 2	(5,955,494)	6,033,073	(77,579)
Transfers to Stage 3	(2,858,159)	(647,746)	3,505,905
Amounts Written Off	(151,340)	(285,289)	(676,156)	(1,112,785)
Monetary effects	(134,515,578)	(4,668,837)	(1,291,434)	(140,475,849)

As of December 31, 2021	264,058,234	9,165,071	2,535,142	275,758,447

BANCO MACRO SA AND ITS SUBSIDIARIES

	Stage			Total
	1	2	3
Gross Carrying amount as of January 1, 2020	230,252,301	26,431,578	5,102,401	261,786,280
Assets originated or purchased	185,109,070	10,546,801		195,655,871
Assets derecognized or repaid	(72,746,260)	(10,998,516)	(1,480,596)	(85,225,372)
Transfers to Stage 1	13,033,730	(12,586,028)	(447,702)
Transfers to Stage 2	(6,906,088)	7,291,744	(385,656)
Transfers to Stage 3	(1,667,645)	(466,819)	2,134,464
Amounts Written Off	(53,800)	(429,464)	(2,080,269)	(2,563,533)
Monetary effects	(74,637,085)	(2,984,945)	(628,040)	(78,250,070)

As of December 31, 2020	272,384,223	16,804,351	2,214,602	291,403,176

	Stage			Total
	1	2	3
ECL amount as of January 1, 2021	6,990,134	3,560,443	1,321,473	11,872,050
Assets originated or purchased	5,719,840	1,056,197		6,776,037
Assets derecognized or repaid	(6,973,972)	(1,862,268)	(435,233)	(9,271,473)
Transfers to Stage 1	1,274,440	(1,192,519)	(81,921)
Transfers to Stage 2	(281,697)	323,331	(41,634)
Transfers to Stage 3	(2,475,564)	(253,151)	2,728,715
Amounts Written Off	(17,182)	(117,019)	(433,757)	(567,958)
Monetary effects	(1,429,617)	(511,308)	(1,031,921)	(2,972,846)

As of December 31, 2021	2,806,382	1,003,706	2,025,722	5,835,810

	Stage			Total
	1	2	3
ECL amount as of January 1, 2020	2,357,693	2,234,009	2,510,995	7,102,697
Assets originated or purchased	6,613,034	2,695,300		9,308,334
Assets derecognized or repaid	546,742	(549,480)	(812,901)	(815,639)
Transfers to Stage 1	1,157,211	(938,837)	(218,374)
Transfers to Stage 2	(114,521)	284,247	(169,726)
Transfers to Stage 3	(1,069,271)	(73,050)	1,142,321
Amounts Written Off	(2,530)	(84,989)	(1,059,754)	(1,147,273)
Monetary effects	(2,498,224)	(6,757)	(71,088)	(2,576,069)

As of December 31, 2020	6,990,134	3,560,443	1,321,473	11,872,050

Over the course of 2021 and 2020, the Bank generated from loan portfolio sales, profit for 90,693 and 55,768, respectively and losses for 40 as of December 31, 2020.
The contractual amount outstanding on loans and other financing that have been written off by the Bank as of December 31, 2021 and 2020 that were still subject to enforcement activity was 4,992,035 and 6,565,815, respectively.

9.2	Other debt securities at amortized cost
For local government securities, EAD is considered equal to the debt balance, because there is not available information of such instruments’ behavior when they defaulted. For PD and LGD parameters, they were calculated using Basel regulatory parameters.

BANCO MACRO SA AND ITS SUBSIDIARIES

For purchase corporate bonds, PD and LGD parameters calculated for loan exposures of those issuers were used. The corporate bonds’ EAD is considered equal to the debt balance.
For financial trusts at amortized cost, the criteria that was used in the calculation of ECL is based on credit risk ratings given by a credit rating agency for each type of debt securities that compose each financial trust. That is, the factor to be used will vary in relation to the holding debt securities class (A or B). It is assumed that the EAD is equal to the debt balance.
The table below shows the exposures gross of impairment allowances by stage:

Composition	12/31/2021
	Stage 1	Stage 2	Stage 3	Total	%
Local government securities	23,781,113			23,781,113	98.90
Corporate bonds	86,487			86,487	0.36
Financial trust	178,204			178,204	0.74

Total	24,045,804			24,045,804	100

%	100			100

Composition	12/31/2020
	Stage 1	Stage 2	Stage 3	Total	%
Local government securities	46,168,862			46,168,862	98.29
Corporate bonds	551,451			551,451	1.17
Financial trust	251,607			251,607	0.54

Total	46,971,920			46,971,920	100

%	100			100

The related ECL for local government securities as of December 31, 2021 and 2020 amounted to 3,210 and 6,232, respectively. The related ECL for corporate bonds as of December 31, 2021 and 2020 amounted to 530 and 1,862, respectively. The ECL related to financial trusts as of December 31, 2021 and 2020 amounted to 13 and 165, respectively. A detail of these investments is
disclosed in note 10.

9.3	Other debt securities at fair value through OCI
This group includes federal and foreign government securities, provincial or BCRA instruments measured at fair value through OCI. For these assets, an individual assessment of the related parameters was performed.

The table below shows the exposures gross of impairment allowances by stage:

Composition	12/31/2021
	Stage 1	Stage 2	Stage 3	Total	%
Local government securities	124,853,842			124,853,842	47.67
Central Bank of Argentina Bills	132,970,751			132,970,751	50.76
Foreign government securities	4,109,963			4,109,963	1.57

Total	261,934,556			261,934,556	100

%	100			100

BANCO MACRO SA AND ITS SUBSIDIARIES

Composition	12/31/2020
	Stage 1	Stage 2	Stage 3	Total	%
Local government securities	67,604,659			67,604,659	25.16
Central Bank of Argentina Bills	194,225,233			194,225,233	72.29
Foreign government securities	6,853,979			6,853,979	2.55

Total	268,683,871			268,683,871	100

%	100			100

The related ECL for local government securities as of December 31, 2021 and 2020 amounted to 16,304 and 9,002, respectively. A detail of these investments are disclosed in note 10.

9.4	Other financial assets
The table below shows the exposures gross of impairment allowances by stage:

Composition	12/31/2021
	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	33,095,760			33,095,760	100

Total	33,095,760			33,095,760	100

%	100			100

Composition	12/31/2020
	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	27,621,984			27,621,984	100

Total	27,621,984			27,621,984	100

%	100			100

The ECL related to these types of instruments amounted to 26,448 and 28,569 as of December 31, 2021 and 2020, respectively, including the ECL related to the payments to be collected for the transaction mentioned in note 12.

10	OTHER DEBT SECURITIES
The following table shows the bank’s holdings of other debt securities, net of the impairment allowances, as of December 31, 2021 and 2020:

BANCO MACRO SA AND ITS SUBSIDIARIES

Name	Holdings
	12/31/2021		12/31/2020
	Fair value level	Book amounts	Book amounts
Other debt securities
Measured at fair value through other comprehensive income
- Local
Government securities
Federal government treasury bonds linked to dollar - Maturity: 04-28-2023	1	29,321,529
Federal government treasury bonds in pesos adjusted by CER - Maturity: 09-20-2022	1	25,114,882
Letters of National Estate in pesos adjusted by CER to discount - Maturity: 07-29-2022	1	19,588,804
Federal government treasury bonds in pesos BADLAR +200 PB - Maturity: 04-03-2022	1	15,202,690	49,728
Federal government treasury bonds in pesos adjusted by CER - Maturity: 03-25-2023	1	10,414,066	1,568,690
Letters of National Estate in pesos adjusted by CER to discount - Maturity: 04-18-2022	1	9,905,621
Letters of National Estate in pesos adjusted by CER to discount - Maturity: 05-23-2022	1	4,021,054
Letters of National Estate in pesos to discount - Maturity: 01-31-2022	1	3,794,807
Federal government treasury bonds in pesos adjusted by CER - Maturity: 03-25-2024	1	3,357,516	1,321,885
Federal government treasury bonds in pesos adjusted by CER - Maturity: 08-13-2023	1	3,096,000
Other	1	1,036,873	64,664,356

Subtotal local government securities		124,853,842	67,604,659

Central Bank of Argentina Bills
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-04-2022	2	21,520,780
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-27-2022	2	18,879,645
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-18-2022	2	18,637,794
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-11-2022	2	17,725,328
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-13-2022	2	17,501,774
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-25-2022	1	16,551,744
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-06-2022	2	15,888,779
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-20-2022	2	6,264,907
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-21-2021			32,027,644
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-12-2021			29,785,222
Other			132,412,367

Subtotal Central Bank of Argentina Bills		132,970,751	194,225,233

- Foreign
Government securities
US Treasury Bill – Maturity: 01-20-2022	1	4,109,963
US Treasury Bill – Maturity: 01-14-2021			3,810,254
US Treasury Bill – Maturity: 01-19-2021			1,270,073
US Treasury Bill – Maturity: 01-21-2021			1,016,064
US Treasury Bill – Maturity: 01-28-2021			757,588

Subtotal foreign government securities		4,109,963	6,853,979

Total Other debt securities measured at fair value through other comprehensive income (1)		261,934,556	268,683,871

BANCO MACRO SA AND ITS SUBSIDIARIES

Name	Holdings
	12/31/2021	12/31/2020
	Book amounts	Book amounts

Measured at amortized cost
- Local
Government securities
Federal government bonds in pesos at 22% - Maturity: 05-21-2022	22,742,357	30,428,731
Treasury bills of Province of Neuquén Series 1 Class 1 - Maturity: 04-07-2022	311,717
Discount bonds denominated in pesos at 5,83% - Maturity: 12-31-2033	265,823	277,187
Debt securities of Province of Río Negro in pesos - Maturity: 04-12-2022	218,580
Treasury bills of Province of Río Negro Series 2 Class 1 - Maturity: 06-15-2022	193,577
Treasury bills of Province of Neuquén Series 4 Class 1 - Maturity: 02-28-2022	45,849
Federal government treasury bonds adjusted by CER - Maturity: 04-17-2021		12,940,391
Federal government treasury letters at variable rate in pesos - Maturity: 03-31-2021		2,389,616
Bonds of treasury of federal government in pesos adjusted by CER - Maturity: 03-18-2022		84,062
Bonds Par denominated in Pesos - Maturity 12-31-2038		42,643

Subtotal local government securities	23,777,903	46,162,630

Private securities
Corporate Bonds YPF SA Class 043 -Maturity: 10-21-2023	55,706	112,103
Debt Securities in Financial Trusts Surcos Series 020 Class A - Maturity: 07-15-2022	43,098
Debt Securities in Financial Trusts Secubono Series 209 Class A - Maturity: 05-30-2022	30,878
Corporate Bonds Santander Río Bank S,A, Class 021 -Maturity: 01-26-2022	26,651	38,806
Debt Securities in Financial Trusts Secubono Series 208 Class A - Maturity: 04-28-2022	26,117
Debt Securities in Financial Trusts Confibono Series 059 Class A - Maturity: 03-21-2022	21,038
Debt Securities in Financial Trusts Accicom Préstamos Pers Series 11 Class A- Maturity: 12-20-2022	19,358
Debt Securities in Financial Trusts Secubono Series 210 Class A - Maturity: 06-28-2022	18,608
Debt Securities in Financial Trusts Secubono Series 211 Class A - Maturity: 07-28-2022	13,095
Debt Securities in Financial Trusts Secubono Series 207 Class A - Maturity: 03-28-2022	5,998
Other	3,601	650,122

Subtotal local private securities	264,148	801,031

Total Other debt securities measured at cost amortized (2)	24,042,051	46,963,661

Total other debt securities	285,976,607	315,647,532

(1)	The gross carrying amount of these investments, their stages and the related allowance for ECL are disclosed in note 9.3.
(2)	The gross carrying amount of these investments, their stages and the related allowance for ECL are disclosed in note 9.2.
As of December 31, 2021 the unrealized gains and losses from government securities amounted to 2,711,062 and 266.976, respectively, and the unrealized losses related to Central Bank Bills amounted to 163,255. In addition, as of December 31, 2020
,
 the unrealized gains and losses from government securities amounted to 672,925 and 103,302, respectively, and the unrealized losses related to Central Bank Bills amounted to 279,660. All the abovementioned amounts are net of income tax effects.

BANCO MACRO SA AND ITS SUBSIDIARIES

11	FINANCIAL ASSETS DELIVERED AS GUARANTEE
The composition of financial assets delivered as guarantee as of December 31, 2021 and 2020 is as follows:

Composition	Carrying amount
	12/31/2021	12/31/2020
For transactions with the BCRA	15,525,187	18,174,500
For guarantee deposits	2,439,070	2,348,447
For securities forward contracts		1,050,173

Total	17,964,257	21,573,120

The Bank’s Management considers there shall be no losses due to the restrictions on the above listed financial assets.

12	EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS. PRISMA MEDIOS DE PAGO SA
The following table shows the bank’s holdings of equity instruments at fair value through profit or loss as of December 31, 2021 and 2020:

Name	Holdings
	12/31/2021		12/31/2020
	Fair value level	Book amounts	Book amounts
Equity Instruments
Measured at fair value through profit or loss
- Local
Prisma Medios de Pago SA (1)	3	3,392,574	7,510,822
Mercado Abierto Electrónico SA	3	205,855	217,692
COELSA	3	37,595	29,450
Matba Rofex SA	3	31,398	32,063
Sedesa	3	15,316	17,634
AC Inversora SA	3	10,178	8,134
Provincanje SA	3	8,857	9,423
Mercado a Término Rosario SA	3	7,414	6,503
Sanatorio Las Lomas SA	3	694	1,048
San Juan Tennis Club SA	3	437	18
Other		690	26,251

Subtotal local		3,711,008	7,859,038

F-
50

BANCO MACRO SA AND ITS SUBSIDIARIES

Name (contd.)	Holdings
	12/31/2021		12/31/2020
	Fair value level	Book amounts	Book amounts
- Foreign
Banco Latinoamericano de Comercio Exterior SA	1	12,457	14,684
Cedear McDonald	1	4,839
Cedear Berkshire Hathaway Inc	1	4,818
Cedear Pepsico	1	4,799
Cedear Microsoft	1	4,688
Cedear Alphabet Inc. CA	1	4,537
Cedear Nvidia Corp	1	3,411
Cedear Wells F&C	1	3,289
Cedear Bank of America Corp	1	3,259
Cedear Exxon Mob	1	3,233
Other		20,668	2,866

Subtotal foreign		69,998	17,550

Total measured at fair value through profit or loss		3,781,006	7,876,588

Total equity instruments		3,781,006	7,876,588

(1)
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
During July 2019, the process to determine the final selling price of the shares of Prisma Medios de Pago SA (Prisma) was completed and the final price was (in thousands) USD 63,456. The difference arising from a final price lower than the estimated price was deducted from the price balance, therefore there was no need for the Bank to return any amounts received. All other payment conditions were not modified and remain in full force and effect under the terms described in this note.

On October 1, 2021, the Bank, together with the other class B Shareholders of Prisma, gave notice with respect to the exercise of the existing put option and therefore started the procedure to sell the remaining

49
%
of the capital stock of such company.
On March 18, 2022, the Bank completed the transfer of all remaining shares held in Prisma in favor of AI ZENITH (Netherlands) BV, representing

4.4941
%
of Prisma’s capital stock.
The price of such shares is (in thousand) USD 33,018 and shall be paid as follows: (i) 30% in Pesos at UVA plus a nominal annual rate of 15%
that shall be paid 50% on March 18, 2027 and the remaining on March 18, 2028, and
(ii) 70% in US Dollars at a nominal annual rate of 10%
that shall be paid 50% on March 18, 2027 and the remaining on March 18, 2028.

F-
51

BANCO MACRO SA AND ITS SUBSIDIARIES

As of December 31, 2021 and 2020, the holding of the Bank in Prisma (equivalent to 49%), is recorded in “Equity instruments at fair value through profit or loss”. As of December 31, 2021 the fair value corresponds to the final price of such shares, mentioned in the previous paragraph, that was determined pursuant to proceeding contractually agreed between the parties as mentioned below. As of December 31, 2020, the fair value was determined from valuations performed by independent experts and the put option abovementioned was recorded in the item “Derivative financial instruments” and measured by valuations performed by independent experts (see notes 6 and 13).

On the other hand, the parties agreed that: (i) the 40% of the outstanding balance of the sale of 51% mentioned in the first paragraph of this note was paid on March 30, 2022 and (ii) the remaining balance shall be paid in two installments, on January 31, 2026 and January 31, 2027, respectively.
Finally, sellers retained the usufruct (dividends) of the shares sold to be declared by Prisma for the year ended December
31
,
2018
, which were collected on April
26
,
2019
. Besides the proportion applicable to the buyer of the dividends to be reported for the following fiscal years –with the buyer’s commitment to voting in favor of the distribution of certain minimum percentages– will be used to create a guarantee trust to repay the deferred price amount through the concession by the buyer and Prisma of a usufruct over the economic rights of the shares in favor of such trust. On March
18
,
2022
an agreement updated was performed for the
100
% of the shares.

13	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES
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
Fair value hierarchy
The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

•
Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with respect to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at each reporting period.

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

The following tables show the hierarchy in the Bank’s financial asset and liability at
fair value measurement, as of December 31, 2021 and 2020:

F-
52

BANCO MACRO SA AND ITS SUBSIDIARIES

Categories of financial assets and liabilities as of December 31, 2021

Item	Amortized cost	Fair value through OCI	Fair value through P/L	Fair value hierarchy
				Level 1	Level 2	Level 3
Financial assets
Cash and deposits in Banks
Cash	26,624,503
Financial institutions	145,701,649
Other	6,426
Debt Securities at fair value through profit or loss			32,406,588	31,000,826	289,009	1,116,753
Derivative financial instruments			1,296	396	900
Repo transactions
BCRA	31,405,801
Other financial assets	33,069,312		2,070,550	2,039,529		31,021
Loans and other financing
To the non-financial government sector	2,375,900
Other financial institutions	1,510,255
To the non-financial private sector and foreign residents
Overdraft	24,393,228
Documents	42,305,869
Mortgage loans	41,691,947
Pledge loans	7,560,640
Personal loans	97,887,634
Credit cards	94,963,074
Leases	477,990
Other (1)	39,194,551
Other debt Securities	24,042,051	261,934,556		145,515,549	116,419,007
Financial assets delivered as guarantee	17,964,257
Equity instruments at fair value through profit or loss			3,781,006	67,490		3,713,516

Total financial assets	631,175,087	261,934,556	38,259,440	178,623,790	116,708,916	4,861,290

(1)	Includes the total allowances to the non-financial private sector and foreign residents.

Financial liabilities
Deposits
From the non-financial government sector	56,402,528
From the financial sector	961,192
From the non-financial private sector and foreign residents
Checking accounts	100,868,512
Savings accounts	185,245,996
Time deposits and investment accounts	229,654,054
Other	15,718,422
Liabilities at fair value through profit or loss		1,501,421	126,311	1,627,732
Derivative financial instruments			2,532		2,532
Other financial liabilities	67,935,119
Financing received from BCRA and other financial entities	437,726
Issued corporate bonds	2,990,809
Subordinated corporate bonds	41,974,169

Total financial liabilities	702,188,527	1,501,421	128,843	1,627,732	2,532

F-
53

BANCO MACRO SA AND ITS SUBSIDIARIES

Categories of financial assets and liabilities as of December 31, 2020

Item	Amortized cost	Fair value through OCI	Fair value through P/L	Fair value hierarchy
				Level 1	Level 2	Level 3
Financial assets
Cash and deposits in Banks
Cash	38,373,382
Financial institutions	157,793,718
Other	7,943
Debt Securities at fair value through profit or loss			82,991,433	82,420,193	10	571,230
Derivative financial instruments			1,493,533		10,916	1,482,617
Repo transactions
BCRA	59,503,764
Other financial assets	27,593,415		913,864	874,349		39,515
Loans and other financing
To the non-financial government sector	5,455,960
Other financial institutions	2,754,079
To the non-financial private sector and foreign residents
Overdraft	26,583,643
Documents	41,198,756
Mortgage loans	38,355,185
Pledge loans	5,019,644
Personal loans	106,049,719
Credit cards	97,004,890
Leases	178,960
Other (1)	65,954,921
Other debt Securities	46,963,661	268,683,871		174,213,033	94,470,838
Financial assets delivered as guarantee	20,522,947	1,050,173		1,050,173
Equity instruments at fair value through profit or loss			7,876,588	14,876		7,861,712

Total financial assets	739,314,587	269,734,044	93,275,418	258,572,624	94,481,764	9,955,074

(1)	Includes the total allowances to the non-financial private sector and foreign residents.

F-
54

BANCO MACRO SA AND ITS SUBSIDIARIES

Categories of financial assets and liabilities as of December 31, 2020

Item	Amortized cost	Fair value through OCI	Fair value through P/L	Fair value hierarchy
				Level 1	Level 2	Level 3
Financial liabilities
Deposits
From the non-financial government sector	111,040,851
From the financial sector	1,051,180
From the non-financial private sector and foreign residents
Checking accounts	98,717,496
Savings accounts	209,574,132
Time deposits and investment accounts	274,362,919
Other	42,967,625
Derivative financial instruments			347	347
Repo transactions
Other financial institutions	933,682
Other financial liabilities	74,287,265
Financing received from BCRA and other financial entities	1,387,310
Issued corporate bonds	7,436,745
Subordinated corporate bonds	51,773,419

Total financial liabilities	873,532,624		347	347

Description of the valuation process
The fair value of instruments categorized as Level 1 was assessed by using quoted prices effective at the end of each fiscal year in active markets for identical assets or liabilities, if representative. Currently, for most of the government and private securities, there are two principal markets in which the Bank operates: BYMA and MAE. Additionally, in the case of derivatives, both MAE and Mercado a Término de Rosario SA (ROFEX) are deemed active markets.
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
As of December 31, 2021 and 2020, the Bank has neither changed the techniques nor the assumptions used to estimate the fair value of the financial instruments.
Below is the reconciliation between the amounts at the beginning and at the end of the fiscal year of the financial assets and liabilities recognized at fair value categorized as level 3:

F-
55

BANCO MACRO SA AND ITS SUBSIDIARIES

Reconciliation	As of December 31, 2021
	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss	Derivative financial instruments

Amount at the beginning	571,230	39,515	7,861,712	1,482,617
Transfers to Level 3
Transfers from Level 3
Profit and loss (1)	352,566	1,829	(1,456,561)	(1,045,763)
Recognition and derecognition	502,430	5,135	(22,299)
Monetary effects	(309,473)	(15,458)	(2,669,336)	(436,854)

Amount at the end of the fiscal year	1,116,753	31,021	3,713,516

Reconciliation	As of December 31, 2020
	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss	Derivative financial instruments

Amount at the beginning	1,674,888	47,266	5,357,799	1,161,481
Transfers to Level 3
Transfers f rom Level 3
Profit and loss (1)	313,643	14,297	3,939,180	629,470
Recognition and derecognition	(1,194,786)	(9,820)	25,828
Monetary effects	(222,515)	(12,228)	(1,461,095)	(308,334)

Amount at the end of the fiscal year	571,230	39,515	7,861,712	1,482,617

(1)	Profit and loss are recorded in “Net gain from measurement of financial instruments at fair value”.
Instruments measured as level 3 mainly include equity instruments at fair value through profit or loss which comprise Prisma (see note 12). As of December 31, 2020, its Fair Value was calculated on the basis of independent appraisers’ valuations, who relied on a future discounted cash flow method embracing an income approach. Instead, as of December 31 2021, the fair value is the final price of such shares that was determined pursuant to proceeding contractually agreed between the parties (see note 12).
On the other hand, as of December 31, 2020, the Bank included in Level 3 the put option taken for the abovementioned participation in Prisma which fair value was calculated by the same appraisers abovementioned. The result of the assets measured at fair value on the basis of unobservable data was recognized in “Net gain from measurement of financial instruments at fair value”. For the measurement of this instrument, a valuation technique based on the binomial method has been used by creating an equivalent portfolio with identical conditions to the put and taking into account different scenarios. The valuation model considers the projected value of the company’s cash flows and financial debt of the exercise date (34 months after the closing of the contract). Expected cash flows are discounted using WACC (Weighted Average Cost of Capital) discount rate.
Additionally, the other instruments measured as level 3 include debt securities of financial trusts and corporate bonds, for which the construction of fair values was obtained based on the Bank’s own assumptions that are not easily available in the market. The most significant assumption was the placement cutoff rate of such instruments in the market at the end of the period, used to determine the actual value of cash flows.
Quantitative information about Level 3 Fair Value Measurements
Equity instruments at fair value through profit or loss
At December 31, 2020, the fair value of the equity interest held in Prisma was calculated with the assistance of independent appraisers’ using a discounted cash flow method by applying an income approach.
The most relevant unobservable input data
includes
:

•	Projected EBITDA and Free cash flow (mainly determined by the expected evolution of the level of transactions and fees)

•	Minority discount rate (equivalent to 1 / (1 + Premium control) – 1)

•	WACC (Weighted Average Cost of Capital) of Prisma.

•	g = growth factor for terminal value.

•	Capital expenditures assumptions.
Below is disclosed the sensitivity analysis for the valuation of the remaining 49% equity of Prisma. As of December 31, 2021 still held by the selling shareholders. The sensitivity is related to the two following variables: the WACC and the growth level for future cash flows after 2023 that determines the terminal value:
Prisma Medios de Pago SA equity (49%) plus minority discount
(9.09%) – US$ millions
g (terminal value growth – annual)

		2.00%	3.00%	4.00%
	97.5%	370.9	391.8	416.5
WACC	100%	366.2	386.8	411.1
	102.5%	361.7	381.9	405.9
The scenario for the valuation considers WACC at 100% and g at 3%.
As Banco Macro SA
held
an interest in Prisma of 4.494083% the fair value accounts amounts to 7,510,821, which was
within a range of 7,022,526 and 8,086,571 according to the calculated sensitivity.
As of December 31, 2021, as abovementioned, the fair value of the equity interest held in Prisma is the final price agreed between the parties.
Derivative financial instruments
As of December 31, 2020, as previously mentioned, the Bank recognized the put option taken related to the participation in Prisma. These instruments were measured using a valuation technique based on a binomial option pricing model.
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
The
fair value of the put
as of December 31, 2020 was
1,482,618, which
was
within the range of 1,426,029 and 1,618,429 according to the calculated sensitivity as of such date
.
Debt securities
The following table provides quantitative information about the valuation techniques and significant unobservable inputs used in the valuation of the main of debt securities of financial trusts for which the Bank uses an internal model.

F-
56

BANCO MACRO SA AND ITS SUBSIDIARIES

Composition	Fair value of	Valuation technique	Significant unobservable inputs	Range of inputs
	Level 3 Assets			12/31/2021
	12/31/2021			Range of inputs
				Low	High	Unit
Provisional Debt Securities of Financial Trusts	321,674	Income approach (discounted cash flow)	Discount rate in pesos	43.32	46.14	%
Corporate bonds	792,124	Income approach (discounted cash flow)	Discount rate in pesos	26.19	40.99	%

Composition	Fair value of	Valuation technique	Significant unobservable inputs	Range of inputs
	Level 3 Assets			12/31/2020
	12/31/2020			Range of inputs
				Low	High	Unit
Provisional Debt Securities of Financial Trusts	567,676	Income approach (discounted cash flow)	Discount rate in pesos	43.84	47.60	%
The table below describes the effect of changing the significant unobservable inputs to reasonably possible alternatives. Sensitivity data were calculated using a number of techniques including analyzing price dispersion of different price sources, adjusting model inputs to analyze changes within the fair value methodology.

	12/31/2021		12/31/2020
	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Provisional Debt Securities of Financial Trusts	154	(152)	679	(663)
Corporate bonds	15,286	(14,091)
Changes in fair value levels
The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy as well as the resulting determination of transfers between levels 1, 2 and 3 at each period end.
As of December 31, 2021 and 2020, the Bank has not recognized any transfers between levels 1, 2 and 3 of the fair value hierarchy.
Financial assets and liabilities not measured at fair value
Next follows a description of the main methods and assumptions used to determine the fair values of financial instruments not recognized at their fair value in these consolidated financial statements:

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

F-
57

BANCO MACRO SA AND ITS SUBSIDIARIES

•	For public listed assets and liabilities, or those for which the prices are reported by certain renowned pricing providers, the fair value was determined based on such prices.
The following table shows a comparison between the fair value and the carrying amount of financial instruments not measured at fair value as of December 31, 2021 and 2020:

Composition	12/31/2021
	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	172,332,578	172,332,578			172,332,578
Repo transactions	31,405,801	31,405,801			31,405,801
Other financial assets	33,069,312	33,069,312			33,069,312
Loans and other financing	352,361,088			327,385,535	327,385,535
Other debt securities	24,042,051	22,870,843	649,862	156,143	23,676,848
Financial assets delivered as guarantee	17,964,257	17,964,257			17,964,257

Total	631,175,087	277,642,791	649,862	327,541,678	605,834,331

Financial liabilities
Deposits	588,850,704	333,710,730		254,808,085	588,518,815
Other financial liabilities	67,935,119	66,489,254	1,434,811		67,924,065
Financing received from the BCRA and other financial entities	437,726	396,210	38,375		434,585
Issued corporate bonds	2,990,809		2,632,631		2,632,631
Subordinated corporate bonds	41,974,169		34,459,093		34,459,093

Total	702,188,527	400,596,194	38,564,910	254,808,085	693,969,189

Composition	12/31/2020
	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	196,175,043	196,175,043			196,175,043
Repo transactions	59,503,764	59,503,764			59,503,764
Other financial assets	27,593,415	27,593,415			27,593,415
Loans and other financing	388,555,757			362,198,537	362,198,537
Other debt securities	46,963,660	15,939,083	33,524,602	223,887	49,687,572
Financial assets delivered as guarantee	20,522,947	20,522,947			20,522,947

Total	739,314,586	319,734,252	33,524,602	362,422,424	715,681,278

F-
58

BANCO MACRO SA AND ITS SUBSIDIARIES

Composition	12/31/2020
	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial liabilities
Deposits	737,714,203	366,882,887		370,411,513	737,294,400
Repo transactions	933,682	933,682			933,682
Other financial liabilities	74,287,265	72,269,553	2,009,484		74,279,037
Financing received from the BCRA and other financial entities	1,387,310	488,858	883,979		1,372,837
Issued corporate bonds	7,436,745		6,220,000		6,220,000
Subordinated corporate bonds	51,773,419		43,929,655		43,929,655

Total	873,532,624	440,574,980	53,043,118	370,411,513	864,029,611

14	BUSINESS COMBINATIONS
On October 1, 2021, the Bank exercised a call option to reach 24.99% of the equity interest in Fintech SGR, being this a structured entity in which the
B
ank has control (see also note 1 and 3 item “consolidation basis”).
Assets acquired and liabilities assumed
The fair
value
of the identifiable assets and liabilities of Fintech SGR and the risk fund (“Fondo de Riesgo”), as of the date of acquisition, were as follows (figures stated in terms of purchasing power at the acquisition date):

Composition	Fair value recognized on acquisition
	SGR	Risk fund
Assets	59,361	859,015
Cash and deposits in Banks	250	92,780
Debt Securities at fair value through profit or loss		622,174
Other financial assets	39,571	143,660
Property, plant and equipment	569
Deferred tax assets	3,965
Other non-financial assets	15,006	401
Liabilities	50,195	859,015
Other financial liabilities		851,420
Other non-financial liabilities	50,195	7,595
Net assets acquired at fair value	9,166
The goodwill generated by the acquisition of Fintech SGR arising from the acquisition date amounted to

22,824
(not restated).
The total consideration transferred amounted to 33,488 (not restated) and it was performed through an irrevocable capital contribution made by the Bank in order to increase the capital stock of Fintech SGR, which was approved by the Fintech SGR’s Ordinary and Special Shareholders’ Meeting involving class “A” and class “B”, held on October 18, 2021.

F-
59

BANCO MACRO SA AND ITS SUBSIDIARIES

15	INVESTMENT IN ASSOCIATES AND JOINT ARRANGEMENTS

15.1	Associates

a)	Macro Warrants SA
The Bank holds an investment in the associate Macro Warrants SA. The existence of significant influence is evidenced by the representation the Bank has in the Board of Directors of the associate. In order to measure this investment, the Bank used accounting information of Macro Warrants SA as of September 30, 2021. Additionally, the Bank has considered, when applicable, the material transactions or events occurring between October 1, 2021 and December 31, 2021.
The following table presents the summarized financial information on the Bank’s investment in the associate:

Summarized statement of financial position	12/31/2021	12/31/2020
Total assets	88,898	88,980
Total liabilities	12,608	18,332
Shareholders’ equity	76,290	70,648

Proportional Bank’s interest	5%	5%

Investment carrying amount	3,815	3,532

As of December 31, 2021, 2020 and 2019, the investment carrying amount in the net income for the fiscal years amounted to
282, 1,125
and
1,342
, respectively.

b)	Play Digital SA
As explained in note 1, the Bank holds an investment in the associate Play Digital SA. The existence of significant influence is evidenced by the representation the Bank has in the Board of Directors of the associate. In order to measure this investment, the Bank used accounting information of Play Digital SA as of September 30, 2021. Additionally, the Bank has considered, when applicable, the material transactions or events occurring between October 1, 2021 and December 31, 2021.
The following table presents the summarized financial information on the Bank’s interest in the associate:

Summarized statement of financial position	12/31/2021	12/31/2020
Total assets	1,863,801	996,013
Total liabilities	157,398	132,254
Shareholders’ equity	1,706,403	863,759

Proportional Bank’s interest	10.0197%	9.9545%

Investment carrying amount	170,976	85,983

As of December 31, 2021 and 2020, the investment carrying amount in the net income for the fiscal years amounted to (75,446) and (121,152), respectively.

15.2	Joint ventures
The Bank participates in the following joint ventures:

F-
60

BANCO MACRO SA AND ITS SUBSIDIARIES

a)	Banco Macro SA – Wordline Argentina SA Unión transitoria
On April 7, 1998, the Bank executed an agreement with Siemens Itron Services SA to organize an joint venture (UTE, for its acronym in Spanish) controlled on a joint basis through a
50
% interest, the purpose of which is to facilitate a data processing center for the tax administration, to modernize the systems and tax collection processes of the Province of Salta and manage and recover municipal taxes and fees.
The following table presents the summarized financial information on the Bank’s investment in the UTE:

Summarized statement of financial position	12/31/2021	12/31/2020
Total assets	709,112	584,938
Total liabilities	164,799	148,522
Shareholders’ equity	544,313	436,416

Proportional Bank’s interest	50%	50%

Investment carrying amount	272,157	218,208

As of December 31, 2021, 2020 and 2019, the investment carrying amount in the net income for the fiscal years amounted to 174,298
,

112,002

and 230,916, respectively.

b)	Banco Macro SA – Gestiva SA Unión transitoria

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
On April 5, 2018, the Bank, the UTE and the tax authorities of the Misiones provincial government entered into an agreement of “termination by mutual agreement” of the adaptation agreement, without implying or modifying the Bank’s rights and obligations as a financial agent of the province for the services provision established in the agreement. On May 31, 2021 and due to abovementioned agreement, this UTE was derecognized. As of December 31, 2020, according to the above-mentioned, the remaining investment amounted to 54.

c)	Finova SA

As explained in note 1, on October 1, 2021, the Bank acquired the 50% of Finova SA. The Bank has common control over this
c
ompany, as the decisions about the relevant activities require unanimous consent.
The following table presents the summarized financial information on the Bank in this company, which as explained in note 3, section 3.5 “Investment in associates and joint arrangements”, is measured at equity method plus goodwill:

Summarized statement of financial position	12/31/2021
Total assets	38,887
Total liabilities	4,090
Shareholders’ equity	34,797

Proportional Bank’s interest	50%

% on Equity	17,399

Goodwill	25,157

Investment carrying amount	42,556

As of December 31, 2021, the investment carrying amount in the net income for the fiscal year amounted to (11,583).

F-
61

BANCO MACRO SA AND ITS SUBSIDIARIES

16	PROPERTY, PLANT AND EQUIPTMENT
The changes in property, plant and equipment during the fiscal years ended on December 31, 2021 and 2020 are as follows:

Item	12/31/2021
	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers (1)	Exchange differences	Depreciation for the fiscal year						Residual value at the end of the fiscal year
							Accumulated	Transfers (1)	Decrease	Exchange differences	For the fiscal year	At the end

Cost
Real property	45,999,203	50	298,506	87,401	1,718,510		3,767,066	98,265	11,052		963,435	4,817,714	43,111,104
Furniture and facilities	5,994,054	10	194,542	2,009	425,264	(136)	2,696,998	133	995	(112)	561,272	3,257,296	3,354,419
Machinery and equipment	8,289,825	5	638,911	30,785	506,709	(770)	5,215,130	(704)	4,624	(504)	1,283,050	6,492,348	2,911,542
Vehicles	1,287,553	5	128,433	82,915	3,217		1,053,829	179	73,018		114,737	1,095,727	240,561
Other	1,330	3	315	414		(338)	615		414	(181)	406	426	467
Work in progress	1,265,673		2,203,736		(1,883,204)								1,586,205
Right of use real property	3,133,674	5	654,427	24,431	16,058	(4,458)	1,359,794	730	20,657	(1,349)	768,827	2,107,345	1,667,925

Total property, plant and equipment	65,971,312		4,118,870	227,955	786,554	(5,702)	14,093,432	98,603	110,760	(2,146)	3,691,727	17,770,856	52,872,223

Item	12/31/2020
	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers	Exchange differences	Depreciation for the fiscal year						Residual value at the end of the fiscal year
							Accumulated	Transfers	Decrease	Exchange differences	For the fiscal year	At the end

Cost
Real property	45,013,754	50	290,329		695,120		2,852,796	(18,360)			932,630	3,767,066	42,232,137
Furniture and facilities	5,558,958	10	130,920	26,331	334,770	(4,263)	2,166,229	212	23,751	(4,107)	558,415	2,696,998	3,297,056
Machinery and equipment	7,338,380	5	750,483	202	201,180	(16)	3,900,756	143	1,088	(181)	1,315,500	5,215,130	3,074,695
Vehicles	1,264,858	5	122,035	98,648		(692)	1,033,050		92,144	(692)	113,615	1,053,829	233,724
Other	4,026	3	36	2,333		(399)	3,998		2,910	(505)	32	615	715
Work in progress	1,795,021		699,567		(1,228,915)								1,265,673
Right of use real property	2,513,628	5	795,515	174,456		(1,013)	622,409		48,951	(1,858)	788,194	1,359,794	1,773,880

Total property, plant and equipment	63,488,625		2,788,885	301,970	2,155	(6,383)	10,579,238	(18,005)	168,844	(7,343)	3,708,386	14,093,432	51,877,880

(1)	During the fiscal year 2021, under this item transfers were made to non-current assets held for sale.

17	INVESTMENT PROPERTIES
The changes in investment property (including in “Other non-financial assets” – see note 19) during the fiscal years ended on December 31, 2021 and 2020 are as follow:

F-
62

BANCO MACRO SA AND ITS SUBSIDIARIES

Item	12/31/2021
	Original Value at beginning of fiscal year	Useful life estimated in years	Increase	Decrease	Transfers	Exchange differences	Depreciation for the fiscal year						Residual value at the end of the fiscal year
							Accumulated	Transfers	Decrease	Exchange differences	For the fiscal year	At the end

Cost
Leased properties	332,402	50			(101,393)		54,573	(49,606)			3,378	8,345	222,664
Other investment properties	1,278,298	50	127,123	23,723	(677,892)	(66)	76,634	(48,658)	3,884		32,603	56,695	647,045

Total investment property	1,610,700		127,123	23,723	(779,285)	(66)	131,207	(98,264)	3,884		35,981	65,040	869,709

Item	12/31/2020
	Original Value at beginning of fiscal year	Useful life estimated in years	Increase	Decrease	Transfers (1)	Exchange differences	Depreciation for the fiscal year						Residual value at the end of the fiscal year
							Accumulated	Transfers (1)	Decrease	Exchange differences	For the fiscal year	At the end

Cost
Leased properties	332,401	50	2	0	(1)		50,858	1			3,714	54,573	277,829
Other investment properties	1,266,377	50	105,827	64	(93,842)		58,618	165	7		17,858	76,634	1,201,664

Total investment property	1,598,778		105,829	64	(93,843)		109,476	166	7		21,572	131,207	1,479,493

(1)	During the fiscal year 2020, under this item transfers were made from / to property, plant and equipment.

18	INTANGIBLE ASSETS
The

changes in intangible assets during the fiscal years ended on December
31
,
2021
and
2020
are as follow:

Item	12/31/2021
	Original Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Depreciation of the fiscal year					Residual value at the end of the fiscal year
						Accumulated	Transfers	Decrease	Of the fiscal year	At the end
Cost
Licenses	4,150,115	5	870,435		(10,073)	2,152,905	(339)		912,439	3,065,005	1,945,472
Other intangible assets	13,026,206	5	3,237,498	93		7,319,265		22	2,485,561	9,804,804	6,458,807

Total intangible assets	17,176,321		4,107,933	93	(10,073)	9,472,170	(339)	22	3,398,000	12,869,809	8,404,279

F-
63

BANCO MACRO SA AND ITS SUBSIDIARIES

Item	12/31/2020
	Original Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Depreciation of the fiscal year					Residual value at the end of the fiscal year
						Accumulated	Transfers	Decrease	Of the fiscal year	At the end
Cost
Licenses	3,358,091	5	792,030		(6)	1,376,555	(4)		776,354	2,152,905	1,997,210
Other intangible assets	10,479,489	5	2,548,516	1,797	(2)	5,182,347	(3)	1,797	2,138,718	7,319,265	5,706,941

Total intangible assets	13,837,580		3,340,546	1,797	(8)	6,558,902	(7)	1,797	2,915,072	9,472,170	7,704,151

19	OTHER NON-FINANCIAL ASSETS
The composition of the other non-financial assets as of December 31, 2021 and 2020 is as follows:

Composition	12/31/2021	12/31/2020
Investment property (see note 17)	869,709	1,479,493
Advanced prepayments	830,167	703,696
Tax advances	439,279	912,074
Other	192,468	273,833

Total	2,331,623	3,369,096

20	RELATED PARTIES
A related party is a person or entity that is related to the Bank:

•	has control or joint control of the Bank;

•	has significant influence over the Bank;

•	is a member of the key management personnel of the Bank or of the parent of the Bank;

•	members of the same group;

•	one entity is an associate (or an associate of a member of a group of which the other entity is a member).
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
As of December 31, 2021 and 2020, amounts balances and profit or loss related to transactions generated with related parties, are as follows:

F-
64

BANCO MACRO SA AND ITS SUBSIDIARIES

	As of December 31, 2021
	Main subsidiaries (1)					Associates	Key management personnel (2)	Other related parties	Total
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Fintech SGR
Assets
Cash and deposit in banks	823								823
Other financial assets							148,936	144,633	293,569
Loans and other financing (3)
Documents								28,541	28,541
Overdraft							80,403	252,937	333,340
Credit cards							71,832	53,974	125,806
Lease								28,726	28,726
Personal loans							1,425		1,425
Mortgage loans							256,599		256,599
Other loans		1,384,921					76,342	1,582,029	3,043,292
Other receivables f rom financial intermediation					758,325			6,900	765,225
Guarantee granted								1,023,357	1,023,357
Other financial assets							24		24

Total assets	823	1,384,921			758,325		635,561	3,121,097	5,900,727

Liabilities
Deposits	4	1,590,380	163,720	68,597	31	52,839	3,694,741	1,714,309	7,284,621
Liabilities at fair value through profit or loss								1,627,311	1,627,311
Other financial liabilities							48,778	249,244	298,022
Subordinated corporate bonds					42,016				42,016
Other non-financial liabilities								15,382	15,382

Total liabilities	4	1,590,380	163,720	68,597	42,047	52,839	3,743,519	3,606,246	9,267,352

Income / (loss)
Interest income		3,573					162,955	1,436,905	1,603,433
Interest expense		(4,212)				(17,334)	(38,381)	(56,014)	(115,941)
Commissions income		21,993	119		29	223	19	100,811	123,194
Commissions expense					(359)		(23)	(176)	(558)
Profit from measurement of financial instruments at fair value through profit or loss					23,456				23,456
Other operating income	4	3,436			6,699			32	10,171
Administrative expense								(240,291)	(240,291)
Other operating expense								(74,419)	(74,419)

Income / (loss)	4	24,790	119		29,825	(17,111)	124,570	1,166,848	1,329,045

(1)	These transactions are eliminated during the consolidation process.
(2)	Includes close family members of the key management personnel.

F-
65

BANCO MACRO SA AND ITS SUBSIDIARIES

(3)
The maximum financing amount for loans and other financing as of December 31, 2021 for Macro Securities SA, Fintech SGR, Key management personnel and other related parties amounted to 1,396,568, 758,325, 716,466 and 6,115,273, respectively.

	As of December 31, 2020
	Main subsidiaries (1)				Associates	Key management personnel (2)	Other related parties	Total
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU
Assets
Cash and deposit in banks	1,017							1,017
Repo transaction		1,158,305						1,158,305
Other financial assets						71	152	223
Loans and other financing (3)
Documents							2,306	2,306
Overdraft						49,439	613,454	662,893
Credit cards						68,404	16,608	85,012
Lease		1,561					7,884	9,445
Personal loans						17,586		17,586
Mortgage loans						127,052		127,052
Other loans		1,074,368					574,316	1,648,684
Guarantee granted							1,255,383	1,255,383

Total assets	1,017	2,234,234				262,552	2,470,103	4,967,906

Liabilities
Deposits	11	1,013,452	197,151	86,001	65,417	4,335,052	2,303,192	8,000,276
Other financial liabilities		23,570				17,813,438	18,673	17,855,681
Other non-financial liabilities							17,242	17,242

Total liabilities	11	1,037,022	197,151	86,001	65,417	22,148,490	2,339,107	25,873,199

Income / (loss)
Interest income		70,971				99,640	950,684	1,121,295
Interest expense		(946)			(13,379)	(1,348,611)	(1,113,217)	(2,476,153)
Commissions income		16,207	463		134	234	92,959	109,997
Commissions expense						(204)	(355)	(559)
Profit from measurement of financial instruments at fair value through profit or loss							26,960	26,960
Other operating income	6			2			35	43
Allowance for loan losses		(10,394)						(10,394)
Administrative expense							(252,403)	(252,403)
Other operating expense							(115,864)	(115,864)

Income / (loss)	6	75,838	463	2	(13,245)	(1,248,941)	(411,201)	(1,597,078)

(1)	These transactions are eliminated during the consolidation process.
(2)	Includes close family members of the key management personnel.
(3)
The maximum financing amount for loans and other financing as of December 31, 2020 for Macro Securities SA, Key management personnel and other related parties amounted to 1,079,213, 1,505,410 and 7,054,028, respectively.

F-
66

BANCO MACRO SA AND ITS SUBSIDIARIES

	As of December 31, 2019
	Main subsidiaries (1)				Associates	Key management personnel (2)	Other related parties	Total
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU
Income / (loss)
Interest income		8,187				72,451	188,480	269,118
Interest expense				(3,043)		(653,204)	(169,468)	(825,715)
Commissions income		459	157	154		44	4,488	5,302
Net loss from measurement of financial instruments at fair value through profit or loss						(34,425)	(176,931)	(211,356)
Other operating income	3						26	29
Administrative expense							(34,360)	(34,360)
Other operating expense							(86,955)	(86,955)

Income / (loss)	3	8,646	157	(2,889)		(615,134)	(274,720)	(883,937)

(1)	These transactions are eliminated during the consolidation process.
(2)	Includes close family members of the key management personnel.
Transactions generated by the Bank with its related parties for transactions arranged within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.
The Bank does not have loans granted to directors and other key management personnel secured with shares.
Total remunerations received as salary and bonus by the key management personnel as of December 31, 2021, 2020 and 2019, totaled 580,907, 488,739 and 491,434, respectively.
In addition, fees received by the Directors as of December 31, 2021, 2020 and 2019 amounted to 1,143,538, 2,572,243 and 4,259,819, respectively.
Additionally, the composition of the Board of Directors and key management personnel of the Bank and its subsidiaries is as follows:

Composition	12/31/2021	12/31/2020
Board of Directors	22	22
Senior managers of the key management personnel	12	11

Total	34	33

21	OTHER FINANCIAL LIABILITIES
The composition of the other financial liabilities as of December 31, 2021 and 2020 is as follows:

F-
67

BANCO MACRO SA AND ITS SUBSIDIARIES

Composition	12/31/2021	12/31/2020
Credit and debit card settlement - due to merchants	33,045,879	25,967,336
Amounts payable for spot purchases of foreign currency pending settlement	15,511,801	12,754,523
Amounts payable for other spot purchases pending settlement	7,072,321	23,406,227
Payment orders pending t o foreign exchange settlement	2,974,408	4,638,594
Collections and other transactions on account and behalf of others	2,431,762	2,133,627
Amounts payable for spot purchases of government securities pending settlement	1,622,800	634,787
Finance leases liabilities (see note 22)	1,420,172	1,774,360
Other	3,855,976	2,977,811

Total	67,935,119	74,287,265

22	LEASES

22.1	The Bank as a lessee
The Bank has lease contracts mainly for real properties recognized in the item “Property, plant and equipment”. Generally, the Bank is restricted from assigning or subleasing the leased assets.
As of December 31, 2021 and 2020, the carrying amount of assets recognized for the right-of-use assets identified in the lease contracts, depreciation expense for the fiscal year and the additions to right-of-use assets are disclosed in note 16.
Set out below are the carrying amounts of lease liabilities and the movements during the fiscal year:

Movements	2021	2020	2019
At the beginning of the fiscal year	1,774,360	1,884,261	1,231,934
Additions	493,879	574,879	1,018,526
Accretion of interest (see note 39)	218,729	272,881	250,636
Difference in foreign currency	223,436	440,760	559,965
Payments	(624,540)	(847,948)	(471,478)
Monetary effects	(665,692)	(550,473)	(705,322)

At the end of the fiscal year (see note 21)	1,420,172	1,774,360	1,884,261

The short term leases were recognized as expense for an amount of 7,985, 8,553 and 229,202 for the years ended December 31, 2021, 2020 and 2019, respectively.
The table below shows the maturity of the lease liabilities as of December 31, 2021 and 2020:

Lease liabilities	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Balances as of 12/31/2021	60,516	105,346	144,584	244,990	555,436	369,565	495,171	864,736
Balances as of 12/31/2020	69,633	126,067	163,216	268,776	627,692	377,839	768,829	1,146,668

F-
68

BANCO MACRO SA AND ITS SUBSIDIARIES

22.2	The Bank as a lessor
The Bank, as lessor, entered into financial lease contracts, under the usual characteristics of this kind of transactions, without there being any issues that may differentiate them in any aspect from those performed in the Argentine financial market in general. The lease contracts in force do not represent significant balances with respect to the total financing granted by the Bank.
The following table shows the reconciliation between the total gross investment of financial leases and the current value of the minimum payment receivables for such leases:

	12/31/2021		12/31/2020
	Current value of minimum payments	Total gross Investment	Current value of minimum payments	Total gross Investment
Up to 1 year	230,863	111,891	154,384	121,369
From 1 to 5 years	550,935	366,099	89,494	57,591

Total	781,798	477,990	243,878	178,960

Income for non-accrued interests amounted to 303,808 and 64,918, for the years ended December 31, 2021 and 2020, respectively.

23	PROVISIONS
This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.
The changes in provisions during the fiscal years ended on December 31, 2021 and 2020 are as follow:

Item	Amounts at beginning of fiscal year	Increases	Decreases		Monetary effects	12/31/2021
			Reversals	Charge off
For administrative, disciplinary and criminal penalties	1,084	41,631	252	41,576	(387)	500
Letters of credit, guarantees and other commitments (1)	35,018	376,539		1,271	(57,201)	353,085
Commercial claims in progress	1,040,165	372,302		855,478	(239,452)	317,537
Labor lawsuits	343,771	266,424		281,466	(113,335)	215,394
Pension funds - reimbursement	134,112	41,362		18,283	(50,931)	106,260
Other	423,965	776,136		345,663	(193,657)	660,781

Total provisions	1,978,115	1,874,394	252	1,543,737	(654,963)	1,653,557

F-
69

BANCO MACRO SA AND ITS SUBSIDIARIES

Item	Amounts at beginning of fiscal year	Increases	Decreases		Monetary effects	12/31/2020
			Reversals	Charge off
For administrative, disciplinary and criminal penalties	1,476				(392)	1,084
Letters of credit, guarantees and other commitments (1)	35,493	24,555		13,016	(12,014)	35,018
Commercial claims in progress	1,725,021	303,157	12	527,958	(460,043)	1,040,165
Labor lawsuits	364,409	162,028		79,996	(102,670)	343,771
Pension funds - reimbursement	328,482	23,541		158,849	(59,062)	134,112
Other	573,088	1,204,857		1,136,734	(217,246)	423,965

Total provisions	3,027,969	1,718,138	12	1,916,553	(851,427)	1,978,115

(1)	These amounts correspond to the ECL calculated for contingent transactions, which are mentioned in note 4.
The expected terms to settle these obligations are as follows:

Composition	12/31/2021		12/31/2021	12/31/2020
	Within 12 months	Over 12 months
For administrative, disciplinary and criminal penalties		500	500	1,084
Letters of credits, guarantees and other commitments (1)	353,085		353,085	35,018
Commercial claims in progress (2)	21,060	296,477	317,537	1,040,165
Labor lawsuits	105,238	110,156	215,394	343,771
Pension funds - reimbursement	41,857	64,403	106,260	134,112
Other	5,525	655,256	660,781	423,965

Total	526,765	1,126,792	1,653,557	1,978,115

(1)	These amounts correspond to the ECL calculated for contingent transactions are mentioned in note 4.
(2)	See also note 50.2.
In the opinion of the Bank’s Management and its legal counsel, there are no other significant effects other than those disclosed in these consolidated financial statements, the amounts and settlement terms of which have been recognized based on the current value of such estimates, considering the probable settlement date thereof.

F-
70

BANCO MACRO SA AND ITS SUBSIDIARIES

24	OTHER NON-FINANCIAL LIABILITIES
The composition of other non-financial liabilities as of December 31, 2021 and 2020 is as follows:

Composition	12/31/2021	12/31/2020
Dividends payables (see note 42)	26,580,415	25,026,108
Withholdings	7,023,603	6,243,685
Salaries, bonuses and payroll taxes payables (see note 25)	6,583,231	7,410,900
Taxes payables	3,215,214	2,699,423
Miscellaneous payables	1,899,490	2,153,568
Retirement pension payment orders pending settlement	423,020	618,157
Fees payables	311,457	760,216
Other	1,554,722	909,244

Total	47,591,152	45,821,301

25	EMPLOYEE BENEFITS PAYABLE
The table below presents the amounts of employee benefits payable as of December 31, 2021 and 2020:

Short-term employee benefits	12/31/2021	12/31/2020
Vacation accrual	3,360,908	3,447,365
Salaries, bonuses and payroll taxes payables	3,222,323	3,963,535

Total short-term employee benefits	6,583,231	7,410,900

The Bank has not long-term employee benefits or post-employment benefits as of December 31, 2021 and 2020.

26	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED
The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of December 31, 2021 and 2020:

12/31/2021	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Assets
Cash and deposits in banks	172,332,578
Debt securities at fair value through profit or loss		783,370	756,971	10,357,698	9,787,383	21,685,422	5,798,105	4,923,061	10,721,166
Derivative financial instruments				1,296		1,296
Repo transactions		31,405,801				31,405,801
Other financial assets	3,811,287	25,776,429	57,475	625,612		26,459,516		4,869,059	4,869,059
Loans and other financing (1)	164,200	129,802,598	30,763,020	32,942,359	37,944,889	231,452,866	39,829,260	80,914,762	120,744,022
Other debt securities		141,029,735	444,739	52,808,494	44,771,631	239,054,599	42,859,452	4,062,556	46,922,008
Financial assets delivered as guarantee	17,964,257
Equity instruments at fair value through profit or loss	3,781,006

Total assets	198,053,328	328,797,933	32,022,205	96,735,459	92,503,903	550,059,500	88,486,817	94,769,438	183,256,255

F-
71

BANCO MACRO SA AND ITS SUBSIDIARIES

12/31/2021	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Liabilities
Deposits	327,703,243	205,289,249	49,423,975	5,938,761	464,047	261,116,032	31,001	428	31,429
Financial liabilities at fair value through profit or loss		1,627,732				1,627,732
Derivative financial instruments				2,532		2,532
Other financial liabilities		65,888,617	175,894	173,628	456,842	66,694,981	742,686	497,452	1,240,138
Financing received from the BCRA and other financial institutions		235,215	179,590	11,699	6,120	432,624	5,102		5,102
Issued corporate bonds				2,990,809		2,990,809
Subordinated corporate bonds				915,269		915,269		41,058,900	41,058,900

Total liabilities	327,703,243	273,040,813	49,779,459	10,032,698	927,009	333,779,979	778,789	41,556,780	42,335,569

12/31/2020	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Assets
Cash and deposits in banks	196,175,043
Debt securities at fair value through profit or loss		26,309,035	17,021,156	136,859	35,821,003	79,288,053	1,295,524	2,407,856	3,703,380
Derivative financial instruments			10,916			10,916		1,482,617	1,482,617
Repo transactions		59,503,764				59,503,764
Other financial assets	3,065,088	18,648,343	68,427	407,403		19,124,173		6,318,018	6,318,018
Loans and other financing (1)	959,869	134,291,580	36,129,043	48,375,478	50,092,584	268,888,685	41,991,589	76,715,614	118,707,203
Other debt securities		201,142,776	4,214,671	26,463,087	49,255,891	281,076,425	30,645,676	3,925,431	34,571,107
Financial assets delivered as guarantee	20,522,947	1,050,173				1,050,173
Equity instruments at fair value through profit or loss	7,876,588

Total assets	228,599,535	440,945,671	57,444,213	75,382,827	135,169,478	708,942,189	73,932,789	90,849,536	164,782,325

BANCO MACRO SA AND ITS SUBSIDIARIES

12/31/2020	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Liabilities
Deposits	359,817,176	301,296,470	65,224,108	7,707,731	3,636,383	377,864,692	31,014	1,321	32,335
Derivative financial instruments		63	284			347
Repo transactions		933,682				933,682
Other financial liabilities		72,260,943	198,545	185,113	470,150	73,114,751	396,631	775,883	1,172,514
Financing received from the BCRA and other financial institutions		632,533	292,910	294,918	108,728	1,329,089	50,520	7,701	58,221
Issued corporate bonds		256,491		3,591,321		3,847,812	3,588,933		3,588,933
Subordinated corporate bonds				969,484		969,484		50,803,935	50,803,935

Total liabilities	359,817,176	375,380,182	65,715,847	12,748,567	4,215,261	458,059,857	4,067,098	51,588,840	55,655,938

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

27	FOREIGN CURRENCY AMOUNTS
The following tables show the amounts of assets and liabilities in foreign currency as of December 31, 2021 and 2020:

Item	12/31/2021					12/31/2020
	Total parent company and local branches	Total per currency				Total
		US dollar	Euro	Real	Other
Assets
Cash and deposits in banks	122,029,652	121,226,437	546,330	22,193	234,692	159,576,341
Debt securities at fair value through profit or loss	1,233,936	1,233,936				8,992
Derivative financial instruments						1,037,832
Other financial assets	5,989,715	5,989,715				7,512,726
Loans and other financing	15,334,766	15,334,766				35,235,600
Other financial institutions						32,050
From the non-financial private sector and foreign residents	15,334,766	15,334,766				35,203,550
Other debt securities	33,870,709	33,870,709				8,890,918
Financial assets delivered as guarantee	2,296,815	2,289,800	7,015			2,750,726
Equity Instruments at fair value through profit or loss	69,998	69,998				17,550

Total assets	180,825,591	180,015,361	553,345	22,193	234,692	215,030,685

F-
73

BANCO MACRO SA AND ITS SUBSIDIARIES

Item (contd.)	12/31/2021					12/31/2020
	Total parent company and local branches	Total per currency				Total
		US dollar	Euro	Real	Other
Liabilities
Deposits	96,602,915	96,596,981	5,934			116,376,507
Non-financial government sector	7,676,485	7,676,485				6,337,255
Financial sector	760,577	760,577				866,242
Non-financial private sector and foreign residents	88,165,853	88,159,919	5,934			109,173,010
Liabilities at fair value through profit or loss	126,311	126,311
Other financial liabilities	6,507,517	6,256,573	237,415		13,529	27,847,368
Financing from Central Bank and other financial Institutions	276,681	271,339	5,342			708,843
Subordinated corporate bonds	41,974,169	41,974,169				51,773,419
Other non-financial liabilities	40,431	40,431				30,710

Total liabilities	145,528,024	145,265,804	248,691		13,529	196,736,847

28	DISCLOSURES BY OPERATING SEGMENT
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

29	INCOME TAX

a)	Inflation adjustment on income tax
Tax Reform Law 27430, amended by Laws 27468 and 27541, established the following, regarding inflation adjustment on income tax for the fiscal years beginning on January 1, 2018.

i)	Such adjustment will be applicable in the fiscal year in which the variation of the IPC is higher than 100% for the thirty-six months before the end of the tax period.

ii)
Regarding the first, second and third fiscal year after its effective date, this procedure will be applicable if the variation of the abovementioned index, calculated from the beginning until the end of each of those fiscal years exceeds 55%, 30% and 15% for the first, second and third fiscal years of application, respectively.

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

v)	For fiscal years beginning on January 1, 2021, 100% of the adjustment may be deducted in the year in which it is determined.
As of December 31, 2021 and 2020, all the conditions established by the income tax Law to practice the inflation adjustment are met and the current and deferred income tax was recognized, including the effects of the application of the inflation adjustment on income taxes established by Law (see section “Tax inflation adjustment – Fiscal years 2019 and 2020” of this note).

F-
74

BANCO MACRO SA AND ITS SUBSIDIARIES

b)	Income tax rate
Law No. 27541 suspended, up to fiscal years beginning on or after January 1, 2021, the income tax rate reduction that had established Law
No.
27430, setting up for the suspended period a rate of 30%. On June 16, 2021, through Decree
N
o.
387/2021, Law
No.
27630 was issued. This law established for fiscal years beginning on or after January 1, 2021, a progressive tax rates scheme of 25%, 30% and 35% which will be applied, on a progressively basis, to the taxable accumulated net profit at the end of each fiscal year.

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
Deferred tax assets and deferred tax liabilities in the statement of financial position are as follows:

Composition	12/31/2021	12/31/2020
Deferred tax assets
Loans and other financing	2,634,006	2,578,320
Provisions and employee benefits	1,094,454	892,236
Allowances for contingencies	459,249	551,200
Leases	175,719	160,220
Unused Inflation adjustment in accordance with income tax law	111,908	169,255
Other	285,949	244,174

Total deferred tax assets	4,761,285	4,595,405

Deferred tax liabilities
Property, plant and equipment and other non-financial assets	5,645,093	10,341,362
Intangible assets	2,932,739	2,079,409
Investments in other companies	1,231,051	1,937,941
Profit or loss for forward sale	932,601	772,396
Other	219,231	611,235

Total deferred tax liabilities	10,960,715	15,742,343

Net deferred tax liabilities	6,199,430	11,146,938

In the consolidated financial statements, tax assets (current and deferred) of an entity of the Group shall not be offset with the tax liabilities (current and deferred) of another entity of the Group because they correspond to income tax applicable to different taxpayers and also they are not legally entitled before the tax authority to pay or receive only one amount to settle the net position.
Changes in net deferred tax assets and liabilities as of December 31, 2021 and 2020 are summarized as follows:

Composition	12/31/2021	12/31/2020
Net deferred tax liabilities at beginning of the fiscal year	11,146,938	1,062,726
Profit / (Loss) for deferred taxes recognized in the statement of income	4,947,508	(10,084,212)

Net deferred tax liabilities at fiscal year end	6,199,430	11,146,938

F-
75

BANCO MACRO SA AND ITS SUBSIDIARIES

The income tax recognized in the consolidated statement of income and in the consolidated statement of other comprehensive income differs from the income tax to be recognized if all income were subject to the current tax rate (see note 3.14).
The main items of income tax expense in the consolidated financial statements are as follows:

Composition	12/31/2021	12/31/2020	12/31/2019
Current income tax expense (1)	4,058,744	6,644,341	27,049,402
(Profit) / Loss for deferred taxes	(4,947,508)	10,084,212	(6,418,567)
Other tax effects			79,608
Monetary effects	2,074,796	2,964,723	5,882,684
Income tax loss recorded in the statement of income	1,186,032	19,693,276	26,593,127
Income tax loss recorded in other comprehensive income	1,209,307	193,217	299,058

Total	2,395,339	19,886,493	26,892,185

(1)	See section “Tax inflation adjustment – Fiscal years 2019 and 2020” of this note.
The table below shows the reconciliation between income tax and the amounts obtained by applying the current tax rate in Argentina to the income carrying amount:

Composition	12/31/2021	12/31/2020	12/31/2019
Income carrying amount before income tax	24,059,316	59,171,604	69,166,677
Applicable income tax rate	35%	30%	30%
Income tax on income carrying amount	8,420,761	17,751,481	20,750,003
Net permanent differences and other tax effects including the fiscal inflation adjustment	(7,234,729)	1,941,795	5,843,124

Total income tax	1,186,032	19,693,276	26,593,127

As of December 31, 2021, 2020 and 2019, the effective income tax rate is 4.9%, 33.3% and 38.4%, respectively. During fiscal year 2021, the effective income tax rate was affected by the inflation adjustment determined for accounting and income tax purposes, both current and deferred.
Tax inflation adjustment – Fiscal years 2019 and 2020
As decided by the Board of Directors in the meeting held on May 11, 2020, considering certain case law on the matter assessed by its legal counsel and tax advisors, on May 26 of that year, the Bank filed with the Administración Federal de Ingresos Públicos (AFIP, for its acronym in Spanish) its annual income tax return considering the total effect of the inflation adjustment on income tax (see section a) iv) of this note). As a result, the current income tax determined by Banco Macro SA for fiscal year 2019 amounted to 7,002,124 (not restated). The same criterion was applied to determine the annual income tax report for 2020, which generated accrued income tax for Banco Macro SA for such fiscal year that amounted to 9,933,210 (not restated).
In addition, on July 23, 2021, the Bank filed a reimbursement action with the AFIP requesting that 254,305 (not restated) paid as income tax for the 2020 tax period be reimbursed.
As to the tax periods mentioned in previous paragraphs, on November 1, 2021, the AFIP notified the beginning of an income tax audit.
Along with the filings mentioned in the first paragraph of this section, on December 28, 2021, the Bank filed petitions for declaratory judgment with the Federal Administrative Contentious Court for the periods under analysis. The file 22274/2021, for the fiscal year 2019, is in process in Court No. 12 and the file 22278/2021, for the fiscal year 2020, is in process in Court No. 1.

F-
76

BANCO MACRO SA AND ITS SUBSIDIARIES

Reimbursement actions – Fiscal years 2013 to 2017 and 2018
On October 24, 2019, Banco Macro SA filed with the AFIP-DGI (Argentine tax authorities) two reimbursement actions under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 4,782,766 and 5,015,451 (not restated amounts) paid to tax authorities as income tax during tax periods 2013 through 2017 and 2018, respectively, arising from the impossibility to apply the adjustment for inflation and other adjustment mechanisms set forth by Income Tax Law (prior to the amendments introduced by Laws No. 27430 and 27468 for periods 2013 through 2017, and as revised in 2019 and amended for the 2018 tax period), plus the related compensatory interest (SIGEA [case and file management system] files No. 19144-14224/2019 and 19144-14222/2019). Since tax authorities have not yet issued a resolution with respect to the abovementioned claims, on August 7, 2020, the Bank filed both reimbursement requests under the terms of section 81, Law No. 11683 with the Federal Contentious and Administrative Trial Courts, which are pending in Courts No. 8 and 2 of such jurisdiction, respectively (cases No. 11285/2020 and 11296/2020). Both cases are currently at the trial stage.
In connection with the tax periods mentioned in the previous paragraph, on December 19, 2019, the AFIP notified the beginning of the income tax audit for the 2018 tax period, and on May 3, 2021, it notified the beginning of the income tax audit for periods 2013 through 2017. On October 4, 2021, the AFIP ended the audit for periods 2013 through 2017 as the Bank had exercised in due time its right to resort to justice, and that the admission of reimbursement is subject to a court decision.

30	INTEREST INCOME

Composition	12/31/2021	12/31/2020	12/31/2019
Interest income
For cash and bank deposits	13,178	193,460	535,535
For government securities	7,533,921	9,695,363	14,801,330
For debt securities	302,874	2,427,111	2,932,510
For loans and other financing
Non-financial public sector	1,815,621	4,457,688	2,777,681
Financial public sector	675,993	1,527,637	4,259,168
Non-financial private sector
Overdrafts	8,072,197	16,321,249	31,963,616
Documents	9,373,376	7,182,686	11,462,624
Mortgage loans	15,282,763	12,187,053	16,651,304
Pledge loans	1,063,465	718,517	1,291,305
Personal loans	48,138,879	49,343,303	61,628,873
Credit cards	14,730,200	17,374,420	27,137,428
Leases	84,257	86,091	373,477
Other	15,494,963	19,945,173	10,814,401
For repo transactions
BCRA	8,483,343	10,523,216	834,597
Other financial institutions	52,679	144,415	5,915,832

Subtotal Interest and adjustment for the application of the effective interest rate of financial assets measured at amortized cost	131,117,709	152,127,382	193,379,681

Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through OCI
From debt government securities	94,314,474	84,972,051	118,078,893

Subtotal Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through OCI	94,314,474	84,972,051	118,078,893

Total	225,432,183	237,099,433	311,458,574

F-
77

BANCO MACRO SA AND ITS SUBSIDIARIES

31	INTEREST EXPENSE

Composition	12/31/2021	12/31/2020	12/31/2019
Interest expense
For deposits
Non-financial private sector
Checking accounts	1,316,252	2,982,438	810,562
Saving accounts	1,236,778	987,368	1,353,185
Time deposits and investments accounts	87,258,406	81,358,031	119,648,527
For Financing received from BCRA and other financial institutions	156,354	152,200	543,101
For repo transactions
Other financial institutions	294,566	295,464	691,469
For other financial liabilities	64,385	92,583	384,460
Issued corporate bonds	862,078	2,336,383	4,906,293
For subordinated corporate bonds	3,245,046	3,619,241	3,500,346

Total	94,433,865	91,823,708	131,837,943

32	COMMISSIONS INCOME

Composition	12/31/2021	12/31/2020	12/31/2019
Performance obligations satisfied at a point in time
Commissions related to obligations	20,369,277	19,612,373	22,876,356
Commissions related to credit cards	12,113,679	12,694,972	12,188,881
Commissions related to insurance	2,284,875	2,417,088	2,402,958
Commissions related to trading and foreign exchange transactions	873,649	810,199	936,862
Commissions related to securities value	758,342	821,854	561,296
Commissions related to loans and other financing	165,704	277,319	327,804
Commissions related to financial guarantees granted	5,917	1,749	8,164
Performance obligations satisfied over certain time period
Commissions related to credit cards	367,771	645,960	546,251
Commissions related to trading and foreign exchange transactions	38,860	63,245	69,782
Commissions related to loans and other financing	4,814	1,104	21,980
Commissions related to obligations	1,092	1,272	5,846
Commissions related to financial guarantees granted	95	1	4,569

Total	36,984,075	37,347,136	39,950,749

F-
78

BANCO MACRO SA AND ITS SUBSIDIARIES

33	COMMISSIONS EXPENSE

Composition	12/31/2021	12/31/2020	12/31/2019
Commissions related to debt securities	1,921
Commissions related to trading and foreign exchange transactions	153,022	177,385	315,682
Commissions paid ATM exchange	2,367,455	1,906,525	1,596,637
Checkbooks commissions and clearing houses	632,278	610,483	684,690
Credit cards and foreign trade commissions	376,275	395,825	711,318

Total	3,530,951	3,090,218	3,308,327

34	NET GAIN FROM MEASUREMENT OF FINANCIAL INSTRUMENTS AT FAIR VALUE

Composition	12/31/2021	12/31/2020	12/31/2019
For measurement of financial liabilities at fair value through profit or loss
Gain from government securities	16,914,637	15,210,215	3,879,781
Gain from private securities	1,242,871	1,279,712	1,710,968
(Loss) / Gain from derivative financial instruments
Forward transactions		114,640	3,096,621
Put options	(1,045,763)	629,470	1,161,480
(Loss) / Gain from other financial assets	(9,785)	4,014	371,853
(Loss) / Gain from equity instruments at fair value through profit or loss	(1,038,511)	3,809,140	6,838,401
Gain / (Loss) from sales or derecognition of financial assets at fair value	714,877	52,479	(757,773)
For measurement of financial liabilities at fair value through profit or loss
Loss from derivative financial instruments
Forwards transactions	(93,665)

Total	16,684,661	21,099,670	16,301,331

35	DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

Composition	12/31/2021	12/31/2020	12/31/2019
Translation of foreign currency assets and liabilities into pesos	4,098,869	4,947,500	(292,592)
Income from foreign currency exchange	548,817	1,436,864	7,479,296

Total	4,647,686	6,384,364	7,186,704

F-
79

BANCO MACRO SA AND ITS SUBSIDIARIES

36	OTHER OPERATING INCOME

Composition	12/31/2021	12/31/2020	12/31/2019
Services	4,309,708	4,336,634	4,135,871
Adjustments and interest from other receivables	1,114,137	1,090,511	1,290,922
Other receivables f rom financial intermediation	941,365	768,668
Adjustments from other receivables with CER clauses	349,644	265,857	326,483
Sale of investment properties and other non-financial assets	39,076
Sale of property, plant and equipment	4,703	11,723
For derecognition or substantial modification of financial liabilities		345,630	840,649
Sale of non-current assets held for sale (1)			6,777,969
Initial recognition of loans			246,296
Other	1,070,471	1,286,188	2,156,736

Total	7,829,104	8,105,211	15,774,926

(1)	Mainly related to the sale of Prisma Medios de Pago SA, which at the moment it was sold, it was classified as non-current assets held for sale. See also note 12.

37	EMPLOYEE BENEFITS

Composition	12/31/2021	12/31/2020	12/31/2019
Remunerations	28,021,686	29,701,654	30,124,766
Payroll taxes	6,465,594	6,660,723	8,842,615
Compensations and bonuses to employees	3,907,569	2,943,381	3,595,286
Employee services	1,086,375	842,609	1,007,152

Total	39,481,224	40,148,367	43,569,819

38	ADMINISTRATIVE EXPENSES

Composition	12/31/2021	12/31/2020	12/31/2019
Maintenance, conservation and repair expenses	3,317,353	3,426,740	3,525,873
Taxes	2,928,553	2,799,149	3,114,614
Armored truck, documentation and events	2,900,775	3,085,192	3,482,216
Security services	2,039,237	2,135,251	2,433,270
Electricity and communications	2,032,559	2,307,975	2,436,913
Other fees	1,703,123	1,340,859	2,079,772
Software	1,593,483	1,611,687	1,678,900
Advertising and publicity	872,629	651,902	971,916
Fees to directors and syndics	781,557	2,450,162	4,256,995
Insurance	271,659	257,538	249,627
Representation, travel and transportation expenses	241,322	193,655	406,821
Stationery and office supplies	126,078	137,824	210,031
Hired administrative services	124,743	142,769	175,921
Leases	116,677	137,185	462,921
Other	1,042,169	1,268,827	818,845

Total	20,091,917	21,946,715	26,304,635

F-
80

BANCO MACRO SA AND ITS SUBSIDIARIES

39	OTHER OPERATING EXPENSES

Composition	12/31/2021	12/31/2020	12/31/2019
Turnover tax	18,066,915	16,989,091	21,025,270
From credit cards	7,689,184	6,873,317	7,533,310
Charges for other provisions	1,629,783	1,705,046	2,942,073
Deposit guarantee fund contributions	1,041,703	1,116,398	1,183,393
Taxes	472,923	814,772	2,526,574
Interest on lease liabilities (see note 22)	218,729	272,881	250,636
Insurance claims	89,574	95,229	122,463
Loss from sale or impairment of investments in properties and other non-financial assets	71,949	199,819	235,407
From administrative, disciplinary and criminal penalties	41,631		138
Donations	29,514	254,411	574,448
Modification of financial assets (1)			5,889,910
Loss from sale or impairment of property, plant and equipment			93,417
Other	4,852,039	2,587,268	3,038,897

Total	34,203,944	30,908,232	45,415,936

(1)
It was related to a stepped extension of the maturities of certain short-term government securities decided by the Federal Executive Power on August 28, 2019. As of December 31, 2021, 2020 and 2019, these securities are not in the Bank’s portfolio.

40	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS
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

The table below presents the reconciliation between the item “Cash and cash equivalents” in the consolidated statement of cash flows and the relevant accounting items of the statement of financial position:

Reconciliation	12/31/2021	12/31/2020	12/31/2019
Cash and deposits in banks	172,332,578	196,175,043	206,890,307
Debt Securities at fair value through profit or loss	4,860
Other debt securities	137,080,714	201,079,212	95,371,666
Loans and other financing	513,750	635,049	615,400

Total	309,931,902	397,889,304	302,877,373

F-
81

BANCO MACRO SA AND ITS SUBSIDIARIES

The following table shows additional information on operational cash flows interest:

Composition	12/31/2021	12/31/2020	12/31/2019
Interest paid	(123,672,989)	(56,759,974)	(148,243,074)
Interest collected	215,989,129	232,997,052	294,266,238

Total	92,316,140	176,237,078	146,023,164

The following table shows further information of changes in liabilities arising from financing activities for the year ended December 31, 2021 (lease liabilities changes are disclosed in note 22):

Composition	Financing received from the Central Bank of Argentina and other financial entities	Issued Corporate Bonds	Subordinated Corporate Bonds
Opening balance	1,387,310	7,436,745	51,773,419
Cash flow items
Proceeds
Payments	(794,081)	(4,089,740)	(3,013,961)
Non-cash flow items
Movement in accrued interest	125,794	862,078	3,245,046
Derecognition or substantial modification of financial liabilities	(8,696)	637,144	(192,864)
Difference in quoted prices of foreign currency	121,698		9,513,420
Monetary effects	(394,299)	(1,855,418)	(19,350,891)

Ending balance	437,726	2,990,809	41,974,169

41	CAPITAL STOCK
The Bank’s subscribed and paid-in capital as of December 31, 2021, amounted to 639,413. Since January 1, 2019, the Bank’s capital stock has changed as follows:

Shares			Capital stock
Class	Number of shares	Votes per share	Issued and outstanding	In treasury		Paid-in
Registered Class A shares of common stock	11,235,670	5	11,236			11,236
Registered Class B shares of common stock	658,427,351	1	629,479	28,948	(1)	658,427

Total as of January 1, 2019	669,663,021		640,715	28,948		669,663

Own shares acquired (1)			(1,317)	1,317
Capital stock decrease (2)	(30,265,275)			(30,265)		(30,265)
Capital stock increase (3)	15,662		15			15

Total 2019	639,413,408		639,413			639,413

F-
82

BANCO MACRO SA AND ITS SUBSIDIARIES

Shares			Capital stock
Class	Number of shares	Votes per share	Issued and outstanding	In treasury	Paid-in
As of December 31, 2021, 2020 and 2019
Registered Class A shares of common stock	11,235,670	5	11,236		11,236
Registered Class B shares of common stock	628,177,738	1	628,177		628,177

Total 2021, 2020 and 2019	639,413,408		639,413		639,413

(1)
Related to the repurchase of the Bank’s own shares under the programs established by the Bank’s Board of Directors on August 8, 2018, October 17, 2018 and December 20, 2018 for the purpose of reducing share price fluctuations, minimizing possible temporary imbalances between market supply and demand.

The Program dated on August 8, 2018, established, that the maximum amount of the investment amounted to 5,000,000 and the maximum numbers of shares to be acquired were equivalent to 5% of the capital stock. At the end of this program the Bank had acquired 21,463,005 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote for an amount of 11,693,676 (nominal value: 3,113,925).
The Program dated on October 17, 2018, established the start over of the repurchase of the Bank’s own shares, with the pending use of funds of the abovementioned Program, already expired. At the end of this program, the Bank had acquired 6,774,019 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote for an amount of 3,330,531 (nominal value: 995,786).
The Program dated on December 20, 2018, established that the maximum amount of the investment amounted to 900,000 and the maximum numbers of shares to be acquired were equivalent to 1% of the capital stock. At the end of this program the Bank had acquired 2,028,251 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote for an amount of 942,641 (nominal value: 298,196) of which, as of December 31, 2018 were settled 711,386 common shares for an amount of 310,908 (nominal value: 98,353), and in January 2019 were settled 1,316,865 common shares for an amount of 631,733 (nominal value: 199,843).

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

42	EARNINGS PER SHARE. DIVIDENDS
Basic earnings per share were calculated by dividing net profit attributable to common shareholders of the Bank by the weighted average number of common shares outstanding during the fiscal year.
To determine the weighted average number of common shares outstanding during the fiscal year, the Bank used the number of common shares outstanding at the beginning of the fiscal year adjusted, if applicable, by the number of common shares bought back or issued during the fiscal year multiplied by the number of days that the shares were outstanding in the fiscal year. Note 41 provides a breakdown of the changes in the Bank’s capital stock.
The following table reflects the income and shares data used in the basic earnings per share:

F-
83

BANCO MACRO SA AND ITS SUBSIDIARIES

	12/31/2021	12/31/2020	12/31/2019
Net Income attributable to controlling interest	22,872,537	39,477,783	42,573,192
Plus: Potential diluted earnings per common share
Net Income attributable to controlling interest adjusted as per diluted earnings	22,872,537	39,477,783	42,573,192
Weighted average of outstanding common shares for the fiscal year (in thousands)	639,413	639,413	639,413
Weighted average of outstanding common shares for the fiscal year adjusted as per dilution effect (in thousands)	639,413	639,413	639,413

Basic earnings per share (in pesos)	35.7711	61.7407	66.5828

Dividends paid and proposed
Cash dividends paid during the fiscal year 2019 to the Shareholders’ of the Bank amounted to 6,393,978 (not restated), which considering the number of shares outstanding to the date of effective payment that represents 10 pesos per share (not restated).
The Shareholders’ Meeting held on April 30, 2020, resolved to distribute cash dividends for 12,788,268 (not restated), which considering the number of shares outstanding at the date of such resolution, represented 20 pesos per share (not restated). During 2020 and 2021, the BCRA issued Communiqués that suspended the payment of earnings distributions, being the last one the Communiqué “A” 7312, which suspended the payment of earnings distributions up to December 31, 2021. As a consequence of the abovementioned suspensions, the Shareholders’ Meeting held on October 21, 2020, resolved to distribute a supplementary cash dividend which will be calculated by multiplying the dividend of 20 pesos per share already approved by the Shareholders’ Meeting held on April, 30 2020, by the coefficient obtained after dividing the most recent CPI published by the INDEC and informed by such entity to the date on which the BCRA issues its authorization for the payment, by the CPI for the month of April 2020. The aggregate amount to be distributed for this purpose may not exceed the amount of 3,791,722 (not restated).
The Shareholders’ Meeting held on April 30, 2021, resolved to distribute cash dividends or dividends in kind, in this case, measured at market value, or any combination of both alternatives for an amount of 10,000,426 (not restated) which considering the number of shares outstanding at the date of such resolution, represented 15.64 pesos per share (not restated), subject to prior authorization of the BCRA, which as mentioned in the previous paragraph, was suspended until December 31, 2021.
On December 16, 2021, the BCRA issued Communiqué “A” 7421, which established as follows: (i) from January 1, 2022, through December 31, 2022, financial institutions will be allowed to distribute up to 20% of the amount of earnings that should have been distributed if the “Earnings distributions” rules had been applied, and (ii) financial institutions that have the BCRA’s authorization for the earnings distributions have to perform it in 12 equal, monthly and consecutive installments. For further information see also note 51.
Finally, the Board of Directors’ Meeting held on March 9, 2022, resolved to submit for discussion by the Shareholders’ Meeting the motion to distribute the amount of 22.18 pesos per share, which shall mean a total amount to be distributed of 14,187,873 subject to prior authorization of the BCRA.

43	DEPOSIT GUARANTEE INSURANCE
Law No. 24485 and Decree No. 540/1995 created the Deposit Guarantee Insurance System, which was featured as a limited, compulsory and onerous system, aimed at covering the risks of bank deposits, as subsidiary and supplementary to the deposit privilege and protection system established under the Financial Entities Law. The abovementioned legislation also provided for the incorporation of Sedesa with the exclusive purpose of managing the Deposit Guarantee Fund (DGF). Sedesa was incorporated in August 1995.
Banco Macro SA holds an 7.7330%
interest in the capital stock of Sedesa according to the percentages disclosed by BCRA Communiqué “B” 12305 on March 17, 2022.

F-
84

BANCO MACRO SA AND ITS SUBSIDIARIES

All deposits in pesos and foreign currency placed in participating entities in the form of checking accounts, savings accounts, certificates of deposits or other forms of deposit that the BCRA may determine from time to time shall be subject to the abovementioned Deposit Guarantee Insurance System up to the amount of 1,500 which must meet the requirements provided for in Presidential Decree 540/1995 and other requirements that the regulatory authority may determine from time to time. On the other hand, the BCRA provided from the exclusion of the guarantee system, among others, of any deposits made by other financial entities, deposits made by persons related to the Bank and securities deposits.

44	RESTRICTED ASSETS
As of December 31, 2021 and 2020, the following Bank’s assets are restricted:

Composition	12/31/2021	12/31/2020
Debt securities at fair value through profit or loss and other debt securities
• Discount bonds in pesos regulated by Argentine legislation, maturing in 2033 for the minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/2013, as amended, of the CNV.	48,691	49,699
• Federal Government Treasury Bonds in pesos adjusted by CER 1.40% maturity 03/27/2023 as of December 31, 2021 and Federal Government Treasury Bonds in pesos adjusted by CER 1%, maturing in 2021, as of December 31, 2020, securing the sectorial Credit Program of the Province of San Juan, production investment financing fund.	44,650	92,346
• Federal Government Treasury Bonds in pesos adjusted by CER 1.40%, maturity 03/27/2023 as of December 31, 2021 and Federal Government Treasury Bonds in pesos adjusted by CER 1%, maturing in 2021, as of December 31, 2020, securing the regional economies Competitiveness Program – IDB loan No. 3174/OC-AR.	18,050	59,423
• Federal Government Treasury Bonds in pesos adjusted by CER 1.40%, maturity 03/27/2023 as of December 31, 2021 and Federal Government Treasury Bonds in pesos adjusted by CER 1%, maturing in 2021, as of December 31, 2020, for the contribution to the Guarantee Fund II in BYMA according to section 45, Law 26831, and supplementary regulations established by CNV standards (NT 2013, as amended).	7,980	4,818
• Discount bonds in pesos regulated by Argentine legislation, maturing in 2033 and used as security in favor of Sedesa (1).		221,067
• Federal Government Treasury letters at discount in pesos maturity 01/29/2021 as of December 31, 2020, securing the transaction of MAE Futuro Garantizado CPC2.		29,585

Subtotal debt securities at fair value through profit or loss and other debt securities	119,371	456,938

Other financial assets
• Mutual fund shares for minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/13, as amended, of the CNV.	150,746	155,850
• Sundry debtors – Other.	5,027	17,296
• Sundry debtors – attachment within the scope of the claim filed by the DGR against the CABA for turnover tax differences.	827	1,248

Subtotal Other financial assets	156,600	174,394

F-
85

BANCO MACRO SA AND ITS SUBSIDIARIES

Composition (contd.)	12/31/2021	12/31/2020
Loans and other financing – non-financial private sector and foreign residents
• Interests derived from contributions made as protector partner (2).	762,500	392,448

Subtotal loans and other financing	762,500	392,448

Financial assets delivered as a guarantee
• Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	15,525,187	18,174,500
• Guarantee deposits related to credit and debit card transactions.	1,877,095	1,989,212
• Other guarantee deposits.	561,975	359,235
• For securities forward contracts.		1,050,173

Subtotal Financial assets delivered as a guarantee	17,964,257	21,573,120

Other non-financial assets
• Real property related to a call option sold.	77,739	326,668

Subtotal other non-financial assets	77,739	326,668

Total	19,080,467	22,923,568

(1)
As replacement for the preferred shares of former Nuevo Banco Bisel SA to secure to Sedesa the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021. As the Bank paid such obligations on August 12, 2021, as of the date of issuance of these consolidated financial statements, the pledge over the discount bonds in pesos regulated by Argentine legislation was lifted.

(2)
As of December 31, 2021 and 2020 it is related to the risk fund Fintech SGR and Garantizar SGR. In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

45	TRUST ACTIVITIES
The Bank is related to several types of trusts. The different trust agreements according to the business purpose sought by the Bank are disclosed below:

45.1	Financial trusts for investment purposes
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
In addition, the Bank’s portfolio is completed with financial trusts for investment purposes, trust securities of definitive financial trusts in public and private offering (Secubono, Accicom, Red Surcos and Confibono) and certificates of participation (Arfintech).
As of December 31, 2021 and 2020, debt securities and certificates of participation in financial trusts for investment purposes amounted to 530,899 and 858,799, respectively.
According to the latest accounting information available as of the date of the issuance of these consolidated financial statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

F-
86

BANCO MACRO SA AND ITS SUBSIDIARIES

45.2	Trusts created using financial assets transferred by the Bank (securitization)
The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities for which collection is guaranteed by the cash flow resulting from such assets or group of assets. Through this way the funds that were originally used by the Bank to finance the loans are obtained earlier.
As of December 31, 2021 and 2020, considering the latest available accounting information as of the date of the issuance of these consolidated financial statements, the assets managed through Macro Fiducia SA (subsidiary) of this type of trusts amounted to 9,604 and 10,024, respectively.

45.3	Trusts guaranteeing loans granted by the Bank
As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor’s non-compliance.
Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send such cash to the Bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.
Additionally, other guarantee trusts manage specific assets, mainly real property.
Provided there is no non-compliance or delays by the debtor in the obligations assumed with the beneficiary, the trustee shall not execute the guarantee and all excess amounts as to the value of the obligations are reimbursed by the trustee to the debtor.
As of December 31, 2021 and 2020, considering the latest available accounting information as of the date of the issuance of these consolidated financial statements, the assets managed by the Bank amounted to 2,023,925 and 3,111,878, respectively.

45.4	Trusts in which the Bank acts as trustee (management)
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
As of December 31, 2021 and 2020, considering the latest available accounting information as of the date of the issuance of these consolidated financial statements, the assets managed by the Bank amounted to 12,162,079 and 14,016,687, respectively.

BANCO MACRO SA AND ITS SUBSIDIARIES

46	MUTUAL FUNDS DEPOSITARY FUNCTION
As of December 31, 2021 Banco Macro SA, in its capacity as depositary company, holds in custody the shares in mutual funds subscribed by third parties and assets from the following mutual funds:

Funds	Number of shares	Equity
Argenfunds Abierto Pymes	3,168,302,605	8,675,711
Argenfunds Ahorro Pesos	66,995,181	872,631
Argenfunds Infraestructura	858,675,481	857,988
Argenfunds Liquidez	3,940,492,382	8,590,718
Argenfunds Renta Argentina	8,106,459	37,950
Argenfunds Renta Balanceada	807,408,546	5,061,751
Argenfunds Renta Capital	20,493,019	2,148,921
Argenfunds Renta Crecimiento	14,134,207	1,461,947
Argenfunds Renta Dinámica	23,460,944,957	744,151
Argenfunds Renta Fija	242,496,051	4,730,857
Argenfunds Renta Flexible	161,003,528	692,335
Argenfunds Renta Global	8,983,257	45,317
Argenfunds Renta Mixta	4,049,362,869	3,061,155
Argenfunds Renta Mixta Plus	564,307	48,574
Argenfunds Renta Pesos	89,790,878	860,997
Argenfunds Renta Total	835,174,866	1,205,078
Argenfunds Renta Variable	272,791,751	7,910
Argenfunds Retorno Absoluto	506,170,325	1,393,096
Pionero Acciones	12,998,068	689,401
Pionero Ahorro Dólares	3,587,847	333,078
Pionero Argentina Bicentenario	420,913,940	1,486,064
Pionero Capital	3,413,461,192	4,225,566
Pionero Empresas FCI Abierto Pymes	213,452,663	1,585,130
Pionero FF	65,976,460	1,471,886
Pionero Gestión	874,454,508	1,432,488
Pionero Pesos	690,082,565	8,178,818
Pionero Pesos Plus	10,380,464,214	74,019,764
Pionero Renta	135,185,699	10,062,687
Pionero Renta Ahorro	338,899,266	9,133,082
Pionero Renta Ahorro Plus	629,066,050	3,468,304
Pionero Renta Balanceado	100,000	100
Pionero Renta Estratégico	713,762,763	3,067,481
Pionero Renta Fija Dólares	2,851,516	218,292
Pionero Renta Mixta I	46,868,574	290,280

F-
88

BANCO MACRO SA AND ITS SUBSIDIARIES

47	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS
The items recognized by the Bank to constitute the minimum cash requirement effective for December 2021 are listed below, indicating the amounts as of month-end of the related items:

Items	Banco Macro SA
Cash and deposits in banks
Amounts in BCRA accounts	106,641,108
Other debt securities
Liquidity letters of Central Bank of Argentina computable for the minimum cash requirements	48,373,222
Government securities computable for the minimum cash requirements	21,570,101
Financial assets delivered as guarantee
Special guarantee accounts with the BCRA	15,525,187

Total	192,109,618

48	CORPORATE BONDS ISSUANCE
The corporate bonds liabilities recorded by the Bank are as follows:

Corporate Bonds	Original value			Residual face value as of 12/31/2021		12/31/2021	12/31/2020
Subordinated Resettable – Class A	U	$S 400,000,000	(1)	U	$S 400,000,000	41,974,169	51,773,419
Non-subordinated – Class B		$4,620,570,000	(2)		$2,889,191,000	2,990,809	3,669,124
Non-subordinated – Class C		$3,207,500,000	(3)				3,767,621

Total						44,964,978	59,210,164

(1)
On April 26, 2016, the general regular shareholders’
M
eeting approved the creation of a Global Program for the Issuance of Medium-Term Debt Securities, in accordance with the provisions of Law No. 23576, as amended and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies or power units, under which it is possible to issue simple corporate bonds, not convertible into shares in one or more classes. Also, on April 28, 2017, the General and Special Shareholder’ Meeting resolved to extend the maximum amount of the abovementioned Global Program up to USD 1,500,000,000 (one thousand five hundred millions US dollars). Finally, on October 20, 2021 due to a Board of Director resolution, the Bank required from the CNV a five-years extension of the abovementioned program, which was approved by the Regulator through a note issued on December 15, 2021.

On November 4, 2016, under the abovementioned Global Program, Banco Macro SA issued Subordinated Resettable Corporate Bonds, class A, at a fixed rate of 6.750% p.a. until reset date, fully amortizable upon maturity (November 4, 2026) for a face value of USD 400,000,000 (four hundred million US dollars), under the terms and conditions set forth in the pricing supplement dated October 21, 2016. Interest is paid semiannually on May 4 and November 4 of every year and the reset date was November 4, 2021.
As of the date of issuance of these consolidated financial statements, the reset rate was established until the maturity date at 6.643% as a result of the benchmark reset rate plus 546.3 basis points, according to the abovementioned terms and conditions. As the Bank had not exercised the option to fully redeem the issuance on the reset date and under the conditions established in the pricing supplement, it was established up to maturity.

F-
8
9

BANCO MACRO SA AND ITS SUBSIDIARIES

On the other hand, it could be fully redeem, not partially, and only for tax or regulatory purpose. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

(2)
On May 8, 2017, under the Global Program mentioned in item a.1), Banco Macro SA issued non-subordinated simple corporate bonds Class B not convertible into shares, at a fixed rate of 17.50%, fully amortizable upon maturity (May 8, 2022) for a face value of pesos 4,620,570,000 equivalent to USD 300,000,000 (three hundred million US dollars), under the terms and conditions set forth in the price supplement dated April 21, 2017. Interest is paid semiannually on November 8 and May 8 of every year, beginning on November 8, 2017.

In addition, the Bank may fully redeem the issuance for tax matters, but not partially. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.
On October 17, 2018 and October 16, 2019, the Board of Directors decided to pay off these corporate bonds for a face value of pesos 1,229,518,000 and pesos 501,861,000, respectively, equivalent to the amount of purchases made as of those dates.

(3)
On April 9, 2018, under the Global Program mentioned in item a.1), Banco Macro SA issued non-subordinated simple corporate bonds Class C, for a face value of pesos 3,207,500,000, at an annual variable rate equivalent to the sum of (i) Badlar private rate applicable for the related accrued period; plus (ii) an applicable margin of 3.5% p.a., fully amortizable upon maturity (April 9, 2021). Interest will be paid quarterly for the periods due on July 9, October 9, January 9 and April 9 of every year, beginning on July 9, 2018.

In addition, the Bank may fully redeem the issuance for tax matters, but not partially. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.
In addition, on October 16, 2019 and January 29, 2020, the Board of Directors decided to pay off these corporate bonds for a face value of pesos 750,500,000 and pesos 44,000,000, respectively.
On April 9, 2021, the Bank cancelled the total principal and interest for a face value of 2,413,000,000.
In addition, on April 21, 2022 the Bank announced a subscription offering of corporate bonds Class E, in US Dollars for a face value from

15,000,000
up to
20,000,000
,
at a fixed rate, maturing in 24 months from the issuance and settlement date. The issuance of these corporate bonds was approved by the Bank’s Board of Directors in its Meeting held on March 21, 2022.

49	OFF BALANCE SHEET TRANSACTIONS
In addition to note 4, the Bank maintains different off balance sheet transactions, pursuant to the BCRA standards. Below are the amounts of the main off Balance sheet transactions as of December 31, 2021 and 2020:

Items	12/31/2021	12/31/2020
Custody of government and private securities and other assets held by third parties	388,814,394	278,378,506
Preferred and other collaterals received from customers (1)	120,488,512	127,507,767
Outstanding checks not yet paid	11,148,089	11,375,202
Checks already deposited and pending clearance	8,109,217	5,764,262
Written-off credits	4,992,035	6,565,815

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force on this matter.

50	TAX AND OTHER CLAIMS

50.1.	Tax claims
The AFIP and tax authorities of the relevant jurisdictions have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax). As a result, there are claims pending at court and/or administrative levels, either subject to discussion or appeal. The most significant claims are summarized below:

F-
90

BANCO MACRO SA AND ITS SUBSIDIARIES

a)
AFIP’s challenges against the income tax returns filed by former Banco Bansud SA (for the fiscal years from June 30, 1995, through June 30, 1999, and for the irregular six-month period ended December 31, 1999) and by former Banco Macro SA (for the fiscal years ended from December 31, 1998, through December 31, 2000).

The matter under discussion that has not been resolved as yet and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and CSJN in similar cases, which have issued resolutions that are favorable to the Bank’s position.

b)
The AFIP’s ex-officio undocumented expenses determinations made on April 19, 2021, for the periods February, April, May 2015 and from July 2015 through January 2018. On October 5, 2021, the Bank filed an appeal to the Federal Tax Court which is in process in Courtroom B, Office 6, under file 2021-96970075.

c)	Ex-officio turnover tax determinations in progress and/or adjustments, as a withholding agent and over municipal fees, pending resolution by the tax authorities of certain jurisdictions.
The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those disclosed in these consolidated financial statements.

50.2.	Other claims
In addition, before merging with and into the Bank, Banco Privado de Inversiones SA (BPI) had a pending class action styled “Adecua v. Banco Privado de Inversiones on ordinary proceedings”, File No. 19073/2007, pending with Commercial Court No. 3 in and for the CABA, Clerk’s Office No. 5, whereby it was required to reimburse to its clients the life insurance amounts overcharged to amounts payable as well as to reduce the amounts charged in this regard in the future; this legal proceeding was concluded upon the abovementioned merger because BPI complied in full with the terms of the court-approved agreement reached with Adecua before answering the complaint. However, in March 2013, when BPI had already been merged with and into the Bank, the trial court resolved to amend the terms of the agreement and ordered the reimbursement of amounts of money to a larger number of clients as compared to the number arising from the terms approved by the court in due time. Such resolution was appealed by the Bank as BPI’s surviving company. The appeal was dismissed by the Court of Appeals, which abrogated both the trial court decision and the court-approved agreement, thus ordering the Bank to answer the complaint. This gave rise to the filing of an extraordinary appeal against such decision as well as the subsequent filing of a complaint for the extraordinary appeal denied. On May 5, 2021, the Bank was notified of the dismissal of the complaint appeal, ordering the return of the main process to the CNACAF for continuing with the proceedings, who also submitted them to the trial court, which received them on 09/27/2021 and were requested as effectum vivendi in proceedings “Estado Nacional – Ministerio Producción de la Nación c/ Asociación de Defensa de los Consumidores y Usuarios de la R.A y otros s/Ordinario” (File No. 6757/2013), in which the Bank is not a party, by the commercial court, clerk’s office No. 11. As of the date of the issuance of these consolidated financial statements, resolution is still pending.
Moreover, the Bank is subject to three class actions initiated by consumers’ associations for the same purpose, all of them currently pending with Commercial Court No. 7 in and for the CABA, Clerk’s Office No. 13: a) Adecua v, Banco Macro on ordinary proceedings, File No. 20495/2007; b) Damnificados Financieros Asociación Civil Para Su Defensa et al v, Banco Macro on summary proceedings, File No. 37729/2007; c) Unión de Usuarios y Consumidores v. Nuevo Banco Bisel on ordinary proceedings, File No. 44704/2008. Regarding the actions mentioned in a) and b), on February 1, 2021, an agreement was reached and filed for court approval. On such agreement, the Bank assumed to reimburse to its clients and former clients under the agreement, the 75% (seventy five percent) of the difference between the premium collected for life insurance over the debt balance of several products, and the amount that results from applying 2.45 per thousand on the assured amounts for the period between May 2, 2004, and July 31, 2011, both dates included, plus interest at the current rate of Banco de la Nación Argentina until the final approval of the agreement. On March 16, 2021, the agreement was approved by the Court. In November 2021, the Bank’s obligations generated from this agreement were totally fulfilled.
There are also other class actions initiated by consumer protection associations in relation to the collection of certain commissions and/or financial charges or practices and certain withholdings made by the Bank to individuals as CABA stamp tax withholding agent.

F-
91

BANCO MACRO SA AND ITS SUBSIDIARIES

Furthermore, in another case the Bank was challenged for charging credit card users until December 2014 a commission for “purchase limit excess” that consisted of a percentage over the purchase limit excess amount. It was styled “User and Consumer Union et. al v. Banco Macro SA on summary proceedings” [Unión de Usuarios y Consumidores y otro c/ Banco Macro SA s/ Sumarísimo], file No. 31958/2010, pending with Commercial Court No. 1 in and for the CABA, Clerk’s Office No 1. On 03/15/2019 a court order was passed against the Bank from a trial court that ordered the reimbursement for all the collected amounts plus VAT and interest. Although this court decision was appealed, the Bank understands that there is a low probability that a favorable ruling be obtained from the trial court, as the Bank became aware of that the Court of Appeals approved related actions against other two banks, an agreement was reached and filed for court approval on 11/03/2020. On such agreement, the Bank agreed to reimburse to credit card users for the period from August 2007 to December 2014, the amounts collected over the abovementioned items plus VAT over such commissions and interest calculated at the average current rate for Documents transactions in force at Banco de la Nación Argentina. On August 26, 2020, the agreement was approved by the judge. In November 2021, the Bank’s obligations, generated on this agreement, were totally fulfilled.
The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those disclosed in these consolidated financial statements.

51	RESTRICTION ON DIVIDENDS DISTRIBUTION

a)
According to BCRA regulations, 20% of Banco Macro SA income for the year (calculated in accordance with BCRA rules), without including Other comprehensive income, for the year plus/less prior-year adjustments and less accumulated losses as for the prior year-end, if any, should be allocated to the legal retained earnings.

b)
Through Communiqué “A” 6464, the BCRA establishes the general procedure to distribute earnings. According to that procedure, earnings may only be distributed if certain circumstances are met, such as no records of financial assistance from the BCRA due to illiquidity or shortages in payments of minimum capital or minimum cash requirement deficiencies and not being subject to the provisions of sections 34 and 35 bis of the Financial Entities Law (sections dealing with tax payment and restructuring agreements and reorganization of the Bank), among other conditions listed in the abovementioned communiqué that must be met. In addition, the earnings distribution approved by the Shareholders’ Meeting of the Bank could only be formalized once the Superintendence of Financial and Foreign Exchange Institutions approved it.

In addition, profits may only be distributed to the extent that the financial institution has positive results, after deducting, on a non-accounting basis, from retained earnings and the optional reserves for the future distribution of profits, (i) the amounts of the legal and other earnings reserves which are mandatory, (ii) all debit amounts of each one of the accounting items recognized in “Other Comprehensive Income”, (iii) income from of the revaluation of property, plant and equipment, intangible assets and investment property, (iv) the positive net difference between the amortized cost and the fair value of government debt instruments and/or monetary regulation instruments issued by the BCRA for those instruments recognized at amortized cost, (v) the adjustments identified by the Superintendence of Financial and Exchange Entities of the BCRA or by the independent external auditor and that have not been recognized in the accounting records and (vi) certain franchises granted by the BCRA. Additionally, no profit distributions shall be made out of the profit originated as a result of the first-time application of the IFRS, for which a
Normative
reserve was created, and its balance as of December 31, 2021 was 10,987,097 (nominal value: 3,475,669).
As of December 31, 2021, the related adjustments to be made on unappropriated retained earnings of Banco Macro SA are as follows:

i.	Other comprehensive income amounted to 266,270.

ii.
The positive net difference between the amortized cost and the fair value of government debt instruments and/or monetary regulation instruments issued by the BCRA for those instruments recognized at amortized cost for 1,707,237.

The Bank must verify that, after completion of the earning distribution, a capital maintenance margin equal to 3.5% of risk-weighted assets is kept, apart from the minimum capital required by law, to be integrated by Tier 1(Con1) ordinary capital, net of deductible items (CDCOn1).

F-
92

BANCO MACRO SA AND ITS SUBSIDIARIES

Additionally to what was previously mentioned, and according to BCRA Communiqué “A” 7312, the earning distribution was suspended up to December 31, 2021. In accordance with BCRA Communiqué “A” 742
1
, effective since January 1 and up to December 31, 2022, financial institutions will be allowed to distribute their earnings up to 20% of the amount that would have been distributed if the “earning distributions” rules had been applied. Since January 2022, financial institutions that have the BCRA authorization for earnings distributions have to perform it in 12 equal, monthly and consecutive installments.

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

In compliance with the abovementioned the General Regular and Extraordinary Shareholders’ Meeting of Banco Macro SA held on April 30, 2021 and taking into account that at the end of the fiscal year ended December 31, 2020, the Bank had negative unappropriated retained earnings for 50,602,847 and personal property tax on business corporation for 311,944, decided to apply them as follows (figures stated in terms of purchasing power as of December 31, 2020):

a)	30,268,993 to the net income for the fiscal year 2020;

b)	442 to the voluntary reserve; and

c)	20,645,356 to the voluntary reserve for future distributions of earnings.
In addition, the abovementioned Shareholders’ Meeting resolved to distribute cash dividends which is described in note 42.

52	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT
As financial institution, the activities of Banco Macro SA are governed by Financial Entities Law No. 21,526, as supplemented, and the regulations issued by the BCRA. Moreover, the Bank adheres to the good banking practices included in the Financial Entities Corporate Governance Guidelines, as supplemented of the BCRA.
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
The main guidelines under the BCRA standards contemplated in the revised text “Financial Entities Corporate Governance Guidelines”, as supplemented, are as follows:

F-
93

BANCO MACRO SA AND ITS SUBSIDIARIES

•	Ownership structure
As of December 31, 2021, the Bank’s shareholders are:

Full name / corporate name	Participating Interest	Voting Interest
Fideicomiso de Garantía JHB BMA (1)	17.28	19.65
Carballo Delfín Jorge Ezequiel	17.47	19.19
ANSES FGS Law No. 26425	28.80	26.91
Grouped shareholders (Local Stock Exchanges)	10.36	9.87
Grouped shareholders (Foreign stock exchanges)	26.09	24.38

(1)
As of the date of issuance of these consolidated financial statements and due to the passing of Mr. Jorge Horacio Brito on November 20, 2020 and as a testamentary disposition, his shares were transferred, ad referendum of BCRA, to Fideicomiso de Garantía JHB BMA, which the beneficiaries are his forced heirs.

•	Board of Directors and Senior Management
The Bank’s Board of Directors is currently made up of 13 regular members. Members are renewed by thirds and the appointed Directors remain in office for three fiscal years. Directors are selected and appointed by the Shareholders’ Meeting. Once elected, the BCRA must confirm the designation of the Directors, expressly authorizing them to accept the designation, pursuant to the terms as to experience and knowledge, contained in the rules CREFI 2-Creation, Operation and Expansion –XV- Financial Entities Authorities.

Name	Position

Delfín Jorge Ezequiel Carballo	Chairperson

Jorge Pablo Brito	Vice chairperson

Carlos Alberto Giovanelli	Director

Nelson Damián Pozzoli	Director

Fabian Alejandro De Paul (1)	Director

Constanza Brito	Director

Sebastián Palla (1)	Director

Mario Luis Vicens (1)	Director

Delfín Federico Ezequiel Carballo	Director

Marcos Brito	Director

Ramiro Tosi (1)(2)	Director

Mariano Ignacio Elizondo (1)	Director

Guillermo Merediz (1)(2)	Director

Juan Santiago Fraschina (1)(2)	Alternate director

Alan Whamond (1)	Alternate director

(1)	Independent directors.
(2)	Designated by Anses-Fgs.
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
Senior Management is directed by a General Manager appointed by the Board and also includes officers reporting directly to the general manager, forming the Senior Management, as well as officers of four staff areas reporting directly to the Board. Members are detailed below:

BANCO MACRO SA AND ITS SUBSIDIARIES

Name	Position

Gustavo Alejandro Manriquez	CEO

Gerardo Adrian Álvarez	Human resources and administration manager

Alberto Figueroa	Internal audit manager

Ernesto López	Legal manager

Ana María Magdalena Marcet	Credit risk manager

Juan Domingo Mazzon	Government and Management control manager

Ernesto Eduardo Medina	System manager

Brian Anthony	Commercial banking manager

Francisco Muro	Distribution and sales manager

Jorge Francisco Scarinci	CFO

Agustín Devoto	Investment banking manager

Adrian Mariano Scosceria	Corporate banking manager

•	Committees
The corporate by-laws state that the Board of Directors may establish the Committees that it deems appropriate for the business of the Bank, as well as appoint their members. The Bank currently features the following Committees:

Committee	Functions

CNV Audit / SEC	They are established in Capital Markets Law, as supplemented.

Internal Audit	Overseeing the proper operation of the internal control systems defined at the Bank through a periodic assessment thereof and contributing to improving the effectiveness of internal controls.

Risk Management	It is in charge of monitoring Senior Management’s activities involving the management of credit, market, liquidity, operational, compliance and reputation risks, among others. It advises the Board of Directors on the Bank’s risks.

Assets and Liabilities	Setting out the Bank’s financial strategy, analyzing the markets and establishing the policies on assets and liabilities, management of market, liquidity, interest rate and currency risks.

IT	Overseeing the proper operation of the information technology environment and contributing to improving the effectiveness thereof.

Credit	Approving credit transactions based on credit capacity.

Legal Recovery	Engaged in defining payment arrangements exceeding the predetermined parameters, as well as reclassifying portfolio to be subject to legal proceedings or accounting derecognitions

Personnel Incentives	Ensuring the financial incentives for personnel system is consistent with the culture, the objectives, the business in the long term, the strategy and the control environment of the Bank.

Ethics and Compliance	Ensuring the Bank has the proper means to promote correct decision-making and compliance with internal and external regulations.

Corporate Governance and Designations	The Committee’s duties include those related to the process of renewing and replacing Senior Management members and the succession plans. It is also in charge of applying the Corporate Governance Code at the Bank and at its subsidiaries.

F-
95

BANCO MACRO SA AND ITS SUBSIDIARIES

Committee	Functions

Anti-money Laundering of assets and terrorism financing	Planning and coordinating compliance with the policies established by the Board of Directors on the matter.

Financial Services User Protection	The duties of this Committee include those related to ensure the existence and maintenance of a financial services user protection process and a customer service system.

•	Code of ethics
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
The goal is to base daily relationships on mutual respect, trust and cordial and simple behavior between coworkers and bosses as well as with suppliers and customers, developing all the activities with the highest ethical working and personal principles.
In that direction, the Code of Conduct is intended to establish the principles and values that all Bank members must comply. The trust provided by shareholders, customers and the general public depends to a large extent on compliance with these principles.

•	Ethical line
According to ethical behavior standards, an Ethical line or a report channel was implemented for the Bank and its subsidiaries, Macro Securities SA, Macro Fondos SGFCI SA, Macro Fiducia SA, Argenpay SAU and Fintech SGR, which is managed by an external third party, ensuring compliance with anonymity and confidentiality principles.
Reports are received by the Ethical and Compliance Committee, which becomes aware of them, as well as the resolution of cases, following the protocols.
Branches
As of the date of issuance of these consolidated financial statements, the Bank has 466 branches throughout the entire country.
Subsidiaries
The Bank carries out certain transactions through its subsidiaries, which are identified in note 3 to these consolidated financial statements.
Business lines
The Bank’s business lines and transactions with trusts are mentioned in notes 1 and 45, respectively.

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
The variable compensation program, in the context of the compensation policy, is consistent with the Bank’s mission, values, organization, objectives, long-term business sustainability, strategy, control environment and the prudent assumption of risk. It is aimed at recognizing the extraordinary performance displayed by employees according to:

F-
96

BANCO MACRO SA AND ITS SUBSIDIARIES

•	Their contribution to the results reached.

•	Their management in keeping with the Bank’s mission and values.
The key variables in determining compensation are:

•	The level of responsibility and complexity of the position.

•	The person’s competencies and potential.

•	The person’s performance and outcomes.

•	The position with respect to the benchmark market.

•	The results reached by the Bank.
The Incentives Committee is in charge of ensuring the financial incentives for personnel system are consistent with the culture, the objectives, the business in the long term, the strategy and the control environment of the Bank, and the prudent assumption of risks.
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
Pursuant to Law No. 27401 (Law on Corporate Criminal Liability), the Board establishes that officers and employees of the Bank and its subsidiaries shall not offer to pay, pay or authorize the payment of money or anything of value to (public) officers to obtain or keep a business. It also extends these guidelines to the private sphere. These principles are contained in the Code of Ethics for directors and senior managers, and the Code of Conduct for all employees. Besides, the Bank has a Code of Conduct for suppliers.
The laws of other jurisdictions with similar prohibitions apply, especially the Foreign Corrupt Practices Act (FCPA), because Banco Macro SA is a foreign company that lists its shares in the NYSE and is subject to SEC control and oversight.
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
Although these anticorruption policies are aimed at transactions within the public sector, they also apply to transactions between private parties, as specifically set forth in the Code of Ethic and the Code of Conduct.
The Bank has in place an Anticorruption Policy and an Integrity Program. The Ethics and Compliance Committee will be responsible for its adoption, follow-up and period reporting to the Board.

F-
97

BANCO MACRO SA AND ITS SUBSIDIARIES

•	Transactions with related parties – Policy on conflict of interest
As an authorized financial institution, Banco Macro SA complies with the provisions and reporting requirements established in Financial and Foreign Exchange Entities Law No. 21526 and the regulations issued by the regulatory agency (BCRA).
As established by law (Argentine Business Company Law No. 19550), specific applicable regulations (Capital Markets Law, as supplemented), professional accounting standards (Technical Resolution No. 21), IAS 24 and best practice recommendations, the Bank reports on the transactions with related parties in notes to the financial statements. Such transactions are carried out under usual market conditions. See also note 20.
Under current Argentine legislation, directors are required to perform their duties with the loyalty and diligence of a prudent businessman. Directors are jointly and severally liable to the Bank, the shareholders and third parties for a poor performance of duties and infringements to the law, bylaws and regulations, as the case may be, and are responsible for repairing the damages caused by fraud, abuse of authority or negligence.
The loyalty duties of a director are considered to include: (i) the ban from using corporate assets and the confidential information to which he/she may have access for personal purposes; (ii) the ban from taking advantage or, due to errors or omissions, allowing a third party to take advantage of the Bank’s business opportunities, (iii) the obligation of acting as director only for the purposes established in the law, the Bank’s bylaws or the intention of the shareholders or the Board of Directors; and (iv) the obligation of taking extreme care so that the acts conducted by the Board of Directors have no direct or indirect effects against the Bank’s interests.
A director should notify the Board of Directors and the Audit Committee about any conflict of interest such director may have in a transaction proposal and should refrain from voting on the matter.

•	Public information
The information related to corporate governance at the Bank is included within the transparency policy contained in such precepts and, hence, is available to interested members of the public on the website www.macro.com.ar (“
Conocenos” – Relaciones con Inversores
) and additionally, some guidelines are disclosed in other notes to these consolidated financial statements. Moreover, the Bank’s public information is disclosed on the websites of the BCRA (www.bcra.gob.ar) and the CNV (www.cnv.gob.ar).
In addition, the Bank publishes the Market Discipline Report, pursuant to the guidelines established by the BCRA for such information regime, in accordance with the criteria of the Basel Banking Supervision Committee, which is available at the Bank’s website.
Integral Risk management
Within the framework of the Corporate Governance policy, the Board of Directors of the Bank resolved the creation of a Risk Management Committee. The Bank has appointed a Risk Manager who reports directly to the Board of Directors.
Its duties include ensuring that an independent risk management be established, establishing policies, procedures and measurement methodologies and report systems which allow the identification, measurement and monitoring of the risk under its charge and also the duties of each organizational level in the process.
The risk management process includes the establishment of the exposure limits for each risk by the Board of Directors, a follow-up on the exposure to each limit by the persons in charge, the preparation of regular reports for the Risk Management Committee, a follow-up on the alerts and the implementation of action plans regarding the alerts and the guidelines for developing stress tests.
The system supplements the policies and procedures specific to each risk (Financial, Credit, Operational, Counterparty Credit, Country Risk, Securitization, Reputational, Compliance, Strategic Risks, among others).
In addition, the Credit Risk Management area is in charge of interpreting, executing and guaranteeing the application of the General Credit Policy as approved by the Board of Directors, pursuant to the internal and external standards and regulations on the matter. Credit Risk Management reports functionally to the General Manager.

BANCO MACRO SA AND ITS SUBSIDIARIES

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

F-
99

BANCO MACRO SA AND ITS SUBSIDIARIES

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
Minimum capital requirements:
The table below shows the minimum capital requirements measured on a consolidated basis, effective for the month of December 2021, together with the integration thereof (computable equity) as of the end of such month:

Item	12/31/2021
Minimum capital requirements	57,748,908
Computable equity	255,515,796

Capital surplus	197,766,888

The following are the policies and processes aimed at identifying, assessing, controlling and mitigating each one of the main risks:

52.1	Credit Risk
Credit risk is the risk that the Bank incurs a loss because its customers or counterparties fail to discharge their contractual obligations.
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

F-
100

BANCO MACRO SA AND ITS SUBSIDIARIES

For the authorization of assistance involving small amounts, self-liquidating collaterals or temporary assistance, the Bank grants special credit powers, on a personal basis, to higher-ranking officials based on their knowledge, experience and training. At any rate, the use of these powers is associated with the outcome of an objective assessment, avoiding any discretion in the credit approvals.
To grant predefined products and restricted amounts to the Small Companies and Agro segments, the Bank has standardized assessment systems that are used on a decentralized manner and include origination scoring and screening methods to admit and assign limits, based on the customers’ economic, financial and equity information. There is also a centralized massive qualification periodic process that Credit Risk Management makes available to branches on a continuous basis.
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
Credit risk assessment for Retail Banking customers, is governed by specific policies that consider customers’ inclusion in one of the following segments:

•	Salary Plan customers (Public and Private) and retirees whose their retirements and pensions are deposited in the Bank.

•	Open Market customers.
To speed up origination circuits, the Credit Risk Management has widened the use of scoring methods, which impose a minimum limit for the customer to be admitted for credit purposes, considering an acceptable delinquency level.
Consumer portfolio qualifications are available on a permanent basis to branches in the system called Customer Relationship Management (CRM) and to customers through digital channels, which allows operating within the limits and conditions approved by the Credit Risk Management on a centralized basis. This modality restricts the operating risks that are inherent to the assessment.
For new nonprequalified customers, the originator enters the requested transactions in the risk assessment system related to the customer segment, which approves or rejects the transaction; if approved, maximum assistance amounts by product are provided. Assessment systems are mainly based on an admission and certain maximum indebtedness rules and installment/income ratio. The assessment systems are based mainly on a qualification score and certain maximum indebtedness and installment/income relationship rules.
There are specific rules regarding the debtor’s file integration to duly document the data entered into the assessment systems. Credit risk officers also define a credit power system based on the margins to be approved and, if applicable, the exceptions admitted.

F-
101

BANCO MACRO SA AND ITS SUBSIDIARIES

The so-called “Critical controls” have automated the assessment process and its relationship with the loan settlement process. With that implementation, all customers must have a CRM-approved (individual or massive) assessment, an essential requirement to be granted a credit product. In addition, as part of the assessment process, the exception flow and the control of credit powers were automated. These actions managed to reduce operating risks and allowed tracing transactions and their approval levels.
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
Credit risk allowances of the loan portfolio
As from 2020, the Bank’s policy concerning credit risk allowances is based on the calculation of ECL based on analytical models (statistical models related to loan portfolio management) pursuant to IFRS 9. According to the guidelines in section 5.5. on Impairment (including the principles and methods to recognize ECL due to significant increases in credit risk and the subsequent impairment of financial assets for ECL), the Bank recognizes the impairment of its financial assets.
The criterion to assess whether an instrument is impaired will depend on the type of analysis to which customers are exposed: to estimate ECL on a collective basis, disclosures are grouped based on customer segments showing similar risk characteristics that are relevant for their analysis, while the purpose of the individual assessment is the ECL estimate for customers with significant risk or customers which require a specific treatment, or do not have consistent characteristics with other portfolio segments for which the statistic information is insufficient to predict future behavior.
The following chart shows the composition of loan loss allowances according to the type of financial instrument as of December 31, 2021, and 2020:

Composition	12/31/2021	12/31/2020
Loans and other financing	9,631,477	14,985,662
Loans commitment	353,085	35,018
Other financial assets	26,448	28,569
Other debt securities at amortized cost	3,753	8,259
Other debt securities at fair value through OCI	16,304	9,002

Total	10,031,067	15,066,510

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
The Administration and Credit Operation Management, through the Credit Review area, analyze the entire portfolio under individual assessment and classifies customers in different credit risk stages. Together with the Corporate Risk and Credit Recovery Management Departments (that contribute their view from a standpoint of risk assessment and recovery management), they calculate ECL for corporate customers in stage 2 and stage 3.

F-
102

BANCO MACRO SA AND ITS SUBSIDIARIES

The definitions and assessment of ECL are regularly presented to the Risk Management Committee, which approves the model methodologies, adjustments and validation.

52.1.1	Assessment of credit risk impairment
Definitions of significant increase in risk (SICR), impairment and default
The Bank recognizes the impairment of its financial assets according to point 5.5. of IFRS 9. To such end, the Bank calculates the ECL of financial instruments over a three stage risk model based on the changes in credit quality detected since the initial recognition, as summarized below:

•	Stage 1: includes financial instruments which credit risks have not increased significantly since initial recognition;

•	Stage 2: includes financial instruments which significantly SICR but it is not yet considered credit-impaired, and

•	Stage 3: comprises credit-impaired financial instruments.
The Bank measures ECL according to the following definitions:

•	For financial instruments included in Stage 1, the Bank measures ECL as the portion of lifetime ECL that result from potential default events within the next 12 months.

•	For financial instruments included in Stages 2 and 3, the Bank measures lifetime ECL.

•	To calculate ECL, prospective information is considered according to IFRS 9.
Default
The default status is defined according to the type of portfolio and segment, and thus, the impairment model is applied in accordance with the risk of each transaction. The default status is defined as follows:

•	For the Commercial Portfolio: there is a “Default” if the customer, based on an individual analysis, has been classified in Stage 3, as described in “Customers analyzed on an individual basis.”

•
For the Medium-sized and large companies and Corporate segments of the Commercial Portfolio
 Compar
able
 to
C
onsumer
: there is a “Default” if the customer has a transaction that is more than 90 days past due or if a refinancing loan has been granted.

•
For the
Consumer

Portfolio or the Commercial Portfolio

Compara
ble to Consum
er
 (excluding Medium-sized and large companies and Corporate segments): there is a “Default” if the transaction is more than 90 days past due or if a refinancing loan has been granted in relation to the product assessed in the performance period.

Customers analyzed on a collective basis
:
For the group of transactions in the
Consumer
portfolio and the Commercial Portfolio
 Comparable to Consumer
, which is deemed a collective analysis portfolio, the Bank defined the application of the following delinquency criteria under IFRS 9:

•
Stage 2: it involves the transactions that are more than 30 days past due, refinanced transactions that are more than 90 days past due, and those with PD differences between the time of transaction observation and origination and implying a SICR in absolute and relative terms.

•	Stage 3: transactions that are more than 90 days past due.
Thus, summing up, the criterion used by the Bank to define the different transaction staging rules, according to its reporting structure, depend on the following characteristics:

•	Type of product

•	Segment

•	Portfolio

F-
103

BANCO MACRO SA AND ITS SUBSIDIARIES

•	Delinquency

•	Refinancing

•	SICR under qualitative criterion
ECL calculation:
The ECL is calculated using the following formula, the parameters of which are described below:

ECL = PD x EAD x LGD
Probability of default (PD)
The PD represents the probability of not paying for a transaction within a given term.
To calculate expected losses, the Bank considers the creation of two types of probabilities of default:

•
PD at 12 months (Point in Time – PIT): this is the estimated probability of occurrence of a default in the next 12 months of life of the instrument after the analysis date. The Bank uses this criterion for the transactions with no SICR.

•
PD Lifetime: this is the estimated probability of occurrence of a default throughout the remaining life of an instrument, i.e. the PD referring to the maximum contractual term during which the entity is exposed to the credit risk. The Bank applies this criterion to transactions with SICR (Stage 2), as established in IFRS 9.

The PDs are assessed per customer in individual analyses and per product in the case of customers analyzed collectively.
The PDs are amended by the macroeconomic models applied for the prospective vision.
The proposals to implement PD models are submitted for approval to the Risk Management Committee. The methods, variables, development population, observation windows and results that support the preparation of these models are tested and adjusted at least once a year.
The following table discloses the risk levels score and rating arising from the Bank’s models:

Category	12/31/2021		12/31/2020
	Weighted PD	% Gross Carrying Amount	Weighted PD	% Gross Carrying Amount
Performing	2.05%	96.76	2.32%	96.17
High grade	1.02%	79.54	1.13%	76.20
Standard grade	5.05%	12.44	4.79%	12.64
Sub-standard grade	11.26%	4.78	12.48%	7.33
Past due but not impaired	30.27%	2.33	33.24%	2.70
Impaired	100%	0.91	100%	1.13

Total		100		100

Exposure at default (EAD)
The EAD represents the exposure of a financial instrument on the date of the analysis, i.e. the level to which the Bank is exposed to credit risk in the event of a potential default by the counterparty.
To calculate the EAD, segmentation is performed at product level, according to the following differentiation:

F-
104

BANCO MACRO SA AND ITS SUBSIDIARIES

•
Products with no exposure certainty: in the case of revolving products (credit cards and saving accounts) in stages 1 and 2, in order to calculate the EAD, it is necessary to estimate a credit conversion factor (CCF). For these transactions, the CCF represents the average percentage of exposure increase that may be observed in a contract from measurement to default. For these products, in stage 3, no additional increase is considered in the exposure.

•
Products with exposure certainty: in these types of products (generally amortizable loans), future exposure is known because the counterparty cannot increase its exposure beyond what was agreed upon in the contractual schedule. Therefore, the CCF does not apply to these products, and the EAD varies at each moment in time by reflecting the amortization of the loan balance due.

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
Just as the PDs, to assess the LGD, a distinction is made per customer in individual analyses and per product in the case of customers analyzed collectively. The Bank bases its estimates on the historical information observed regarding the recoveries obtained on customers or default transactions, discounted at the effective interest rate of such agreements and measured upon default.
Once the recovery rates are obtained, this behavior is projected through the triangle method to estimate the periods with less maturity. Finally, the weighted average of the loss for each portfolio is determined.
The LGDs are also amended by the macroeconomic models applied for the prospective vision.
Customers analyzed on an individual basis:
The Bank’s credit risk impairment assessment model is set to analyze individually all Corporate Portfolio customers, as defined by the BCRA, financial institutions, the public sector and government and private securities.
To make such an assessment, some objective data were defined to analyze whether there is a SICR and to determine whether it should be reclassified to stage 2 or to stage 3 when a default is produced or expected, or whether they should remain in stage 1. Those events comprise mainly material delays in the main credit lines granted, the Bank’s legal action for the assistance granted, the petition for insolvency proceedings or bankruptcy, and past due loans with pending principal, among others.
All the customers subject to the individual analysis are examined on a monthly basis to define the stage, following different criteria for each one of them:
Stage 1: the customers whose individual assessment reflects the following characteristics are deemed included:

•	The financial instruments did not experience significant risk increases.

•	The customer’s cash flow analysis shows that it has the ability to meet all its obligations adequately.

•	It has a liquid financial position, with low level of indebtedness.

•	Cash flows are not subject to drastic changes in the event of major variations in the behavior of own and sector variables.

•	It regularly pays its obligations, even when it suffers minor and insignificant delays.

F-
105

BANCO MACRO SA AND ITS SUBSIDIARIES

This stage also includes:

•	The customers previously included in stages 2 or 3 who improved their credit risk indicators and meet the parameters defined for stage 1.
Stage 2: this stage includes the customers that, based on the individual analysis of their payment capacity, have a SICR that is not sufficiently severe to set default as defined for stage 3.
Some elements considered upon defining the existence of a significant increase in credit risk are:

•	Profitability, liquidity and solvency indicators that tend to weaken, or some of the indications of impairment:
•	There is a significant increase in payables without a consistent rise in revenues.

•	There is a major decline in operating margins, or existence of operating loss.

•	There are adverse changes in the context that exert a negative effect on future financial flows.

•	There is a drastic decline in demand or negative changes in the business plans.

•	There are significant changes in the value of the guarantees received

•	The arrears in payment to the Bank are due to current operating or extraordinary circumstances, and a prompt resolution is expected.
This stage also includes:

•	The customers that, having been included in stage 3, improved their credit risk indicators and are no longer at default, but which status prevents them from being reclassified to stage 1.
Stage 3: it includes the customers that, after an individual analysis, experience some of the following situations:

•	Significant delays in the main credit lines granted, with no agreement with the Bank.

•	Have been subject to complaints filed the Bank for the recovery of the assistance granted.

•	Filed for insolvency proceedings or went into bankruptcy

•	Refinance their payables systematically and have still not settled over 5% of the refinanced principal.

•	Cash flows analysis shows that it is highly unlikely that the customer may meet all its obligations in the agreed-upon conditions.
The Credit Administration and Transactions Department analyzes all the portfolio under this approach, with special emphasis on customers in stages 2 and 3 in the previous month and those showing objective data that could evidence the existence of a SICR. The study is supplemented with the macroeconomic context and other news in relation to the performance of customers. Its staging proposal is submitted to the consideration of Corporate Risk and Credit Recovery Management Departments, which incorporate their own vision of the customer or the activity sector. The final assessment of the stage assigned to each customer is approved by the Credit Risk Management and is used as an input to estimate the ECL of the customers analyzed on an individual basis.

F-
106

BANCO MACRO SA AND ITS SUBSIDIARIES

ECL calculation for customers included in an individual analysis:
Stage 1: the estimates of the customers classified in stage 1 arise from the parameters under expected credit loss models, whose characteristics are described in the previous sections on PD, EAD and LGD.
Stages 2 and 3: based on the evidence gathered upon the analysis, the Credit Risk Management –considering the level of progress of collection negotiations, as well as the evidence from a potential sale of collateral received or other credit improvements making up the contractual terms– prepares three potential recovery scenarios for each credit transaction of stage 2 and 3 customers, calculating the current value of expected flows for each scenario, which are weighted in view of their probability of occurrence. The expected loss of each transaction is the difference between the book payable of each transaction and the present weighted value of expected cash flows.

52.1.2	Prospective information used in ECL models
The calculation of ECL for risk impairment includes and is adjusted prospectively with respect to the portfolio behavior. To such end, the Bank examines the macroeconomics variables which have an impact on PD and LGD and designed 4 models which differ by customer type: Retail, Agro, Pymes and Commercial.
The main economic variables that impact on the expected losses used to calculate ECL for each economic scenario are changes in GDP, changes in interest rates, among others.
As established in IFRS 9, impact is calculated based on the different behavior scenarios of the variables; to such end, a 36-month estimate on the variables used for the models is requested from a well-known economic consulting firm. This estimate is prepared for three alternative macroeconomic scenarios, to which a likelihood of occurrence is assigned.
Finally, the Bank calculates ECL by applying the alternative scenarios on a weighted basis, which are updated on a quarterly basis in each calendar quarter.
The value of the macroeconomic variables used in calculating the forward-looking adjustment is restricted to econometric model calculations and the estimates of the independent consultant in relation to those variables. However, in line with the “Guidance on credit risk and accounting for expected credit losses” of the Basel Banking Supervision Committee, the Bank applies its own criterion based on experience in order to consider reasonable and sustainable prospective information in due manner (including macroeconomic factors) and, as applicable, to determine the proper level of value corrections.
The following table shows the estimated values for macroeconomic variables used in the models for each scenario (base case, favorable and downside), with the assigned probability of occurrence to each scenario:

Key Drivers	ECL Scenario	Assigned Probabilities	2022	2023	2024
		%	%	%	%

GDP growth %	Base case	50	2.50	3.00	3.00
	Favorable	5	5.00	5.00	5.00
	Downside	45	(5.00)	(0.50)	0.00
Interest rates %	Base case	50	44.55	35.44	35.44
	Favorable	5	34.93	29.37	29.37
	Downside	45	65.82	58.22	58.22
CPI %	Base case	50	54.04	38.01	33.04
	Favorable	5	32.98	26.02	20.03
	Downside	45	66.84	44.99	40.00

BANCO MACRO SA AND ITS SUBSIDIARIES

52.1.3	Overview of modified and forborne loans
From a risk management point of view, once an asset is forborne or modified, the Bank’s special department for distressed assets continues to monitor the exposure until it is completely and ultimately derecognized.
The amortized cost of loans modified during 2021 and the associated net modification amounted to 2,259,534 and 370,771, respectively. The Bank does not consider loans using the mandatory extensions and payment facilities provide by BCRA as part of such modified loans. The amortized cost of loans modified during 2020 and the associated net modification amounted to 1,425,454 and 124,175, respectively.

52.1.4	Additional Forward-looking allowances based on expert credit judgment
Covid-19 adjustment
During 2020, within the context of the Covid-19 pandemic, the Bank made a special prospective adjustment based on the impairment in the position of those customers showing higher vulnerability levels or signs of payment difficulties as a result of the pandemic. That adjustment, based on estimates of the f
u
ture behavior of those customers using the mandatory reschedules and refinancing ordered by the BCRA as from March 2020, amounted to 5,553,719 as of December 31, 2020.
Once the period set for mandatory reschedule elapsed (March 2021), the Bank began to apply allowances to the customers defaulting their financial obligations. Considering that, as of December 31, 2021, it is considered that the circumstances giving rise to the Covid-19 adjustment had already disappeared, no adjustment is recorded in this regard.
Adjustment for uncertainty in external obligation restructuring
As of December 31, 2021, the Bank’s Management decided to make a prospective adjustment after estimating an incremental effect on ECL allowances in order to cover an uncertain macroeconomic scenario due to the lack of an agreement between the Argentine Government and the IMF to restructure the debt.
Upon closing of the consolidated financial statements, Management considered the macroeconomic imbalance that would arise upon the deadline of the huge principal and interest amounts payable by Argentina to the IMF, as agreed in 2018, if no final restructuring agreement were reached regarding those obligations.
The Bank
 also considered the pressure on the already low level of Argentine reserves in US dollars, which casts a doubt on the possibility of reaching an agreement, which must also be approved by the Argentine Congress.
In view of this uncertain scenario, which cannot be captured in full by the prospective models used by the Bank in adjusting the parameters used to calculate ECLs, it was decided to record an additional 1,986,000 adjustment at year-end, based on an expert credit judgment.
The amount of the adjustment was assessed (i) using an adverse macroeconomic scenario, as mentioned in the previous paragraphs, with 100% weighing and the resulting effect on model creation variables, especially changes in the GDP and price levels and future interest rates, and (ii) estimating the effect of the situation mentioned in the ECL regarding the customers in the individual analysis portfolio that were classified in stages 2 and 3 and which are more vulnerable to the uncertainty described.

BANCO MACRO SA AND ITS SUBSIDIARIES

52.1.5	Portfolio quality
The table below shows the analysis by aging of performing loans in arrears (in days):

Portfolio Type	12/31/2021
	Delinquent, performing (in days)
	0 to 31	From 32 to 90	From 91 to 180	From 181 to 360	Over 360
Commercial loans	98.9%	0.9%	0.0%	0.2%	0.0%
Comparable loans	99.7%	0.3%	0.0%	0.0%	0.0%
Consumer loans	99.5%	0.5%	0.0%	0.0%	0.0%

Total	99.4%	0.5%	0.0%	0.1%	0.0%

Portfolio Type	12/31/2020
	Delinquent, performing (in days)
	0 to 31	From 32 to 90	From 91 to 180	From 181 to 360	Over 360
Commercial loans	99.5%	0.5%	0.0%	0.0%	0.0%
Comparable loans	99.8%	0.2%	0.0%	0.0%	0.0%
Consumer loans	99.5%	0.5%	0.0%	0.0%	0.0%

Total	99.6%	0.4%	0.0%	0.0%	0.0%

The following table shows the loans and other financing portfolio under credit risk by industry sector, classified by risk stage and identifying the expected loss calculated under individual or collective basis:

	1		2		3	12/31/2021
	Collective	Individual	Collective	Individual
Loans and other financing	264,058,234	80,734,484	9,165,071	4,736,047	3,298,729	361,992,565
Non-financial public sector	71,476	2,304,497	38			2,376,011
Other financial entities	2,097	1,511,809				1,513,906
Non-financial private sector	263,984,661	76,918,178	9,165,033	4,736,047	3,298,729	358,102,648
Individuals	165,922,628	1,409,662	5,154,604		1,692,395	174,179,289
Manufacturing Industry	16,314,786	23,877,488	433,807	1,813,898	99,088	42,539,067
Agricultural and cattle industry	20,695,007	11,322,075	1,573,615	2,922,149	521,206	37,034,052
Services	31,659,540	9,765,307	1,242,898		296,816	42,964,561
Commercial activities	20,534,135	14,070,177	519,276		156,215	35,279,803
Exploration of mines and quarries	1,187,122	6,163,678	18,432		466,547	7,835,779
Financial intermediation	1,446,583	6,092,589	48,297		5,239	7,592,708
Construction activities	4,284,804	4,067,903	113,930		47,877	8,514,514
Electricity supply and gas	330,340	149,299	13,331		1,719	494,689
Public administration	1,553,095		35,482		11,388	1,599,965
Water supply and public sanitation	56,621		11,361		239	68,221

BANCO MACRO SA AND ITS SUBSIDIARIES

	1		2		3	12/31/2020
	Collective	Individual	Collective	Individual
Loans and other financing	272,384,223	103,143,331	16,804,351	6,636,186	4,573,328	403,541,419
Non-financial public sector	19,970	5,435,857	264		155	5,456,246
Other financial entities	35	2,776,171				2,776,206
Non-financial private sector	272,364,218	94,931,303	16,804,087	6,636,186	4,573,173	395,308,967
Individuals	172,436,899	1,330,481	9,384,787		1,035,247	184,187,414
Manufacturing Industry	15,489,685	21,169,994	1,026,056	2,304,149	752,860	40,742,744
Agricultural and cattle industry	21,758,377	10,175,324	1,459,009	4,164,830	657,168	38,214,708
Services	33,631,262	16,884,293	2,740,537	166,347	162,398	53,584,837
Commercial activities	19,991,739	13,921,262	1,512,328	860	455,623	35,881,812
Exploration of mines and quarries	985,818	21,953,873	52,973		1,318,563	24,311,227
Financial intermediation	1,567,547	5,633,060	49,441		8,525	7,258,573
Construction activities	4,612,257	2,179,642	440,043		172,738	7,404,680
Electricity supply and gas	234,735	1,683,374	12,214		270	1,930,593
Public administration	1,565,767		125,064		9,369	1,700,200
Water supply and public sanitation	90,132		1,635		412	92,179

52.1.6	Collateral and other credit improvements

•	Guarantees received for the entirely portfolio
The following table shows the amounts of guarantees received for the entire portfolio as of December 31, 2021.

Class of financial instrument	Maximum exposure to credit risk	Fair value of collateral						Total collateral	Net exposure	Associated ECL
		Pledges on time deposits	Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Pledges on personal property	Other
Loans and other financing	361,992,565	1,354,231	17,792,609	32,635,395	7,125,532	1,733,820	59,102,380	119,743,967	242,248,598	9,631,477
Loans commitment	225,060,382	2,332		75,149		59,379	607,685	744,545	224,315,837	353,085
Other financial assets	33,095,760								33,095,760	26,448
Other debt Securities at amortized cost	24,045,804								24,045,804	3,753
Other debt Securities at fair value through OCI	261,934,556								261,934,556	16,304

Total	906,129,067	1,356,563	17,792,609	32,710,544	7,125,532	1,793,199	59,710,065	120,488,512	785,640,555	10,031,067

•	Guarantees received for the portfolio in Stage 3
The following table shows the amounts of guarantees for the portfolio in Stage 3 as of December 31, 2021.

BANCO MACRO SA AND ITS SUBSIDIARIES

Class of financial instrument	Maximum exposure to credit risk	Fair value of collateral					Total collateral	Net exposure	Associated ECL
		Pledges on time deposits	Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Pledges on personal property
Loans and other financing	3,298,729		314,785	82,671	15,125	867,419	1,280,000	2,018,729	2,643,935

Total	3,298,729		314,785	82,671	15,125	867,419	1,280,000	2,018,729	2,643,935

•	Guarantees received for the entirely portfolio
The following table shows the amounts of guarantees received for the entire portfolio as of December 31, 2020.

Class of financial instrument	Maximum exposure to credit risk	Fair value of collateral						Total collateral	Net exposure	Associated ECL
		Pledges on time deposits	Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Pledges on personal property	Other
Loans and other financing	403,541,419	1,203,699	9,881,685	36,220,738	6,225,565	2,516,348	71,036,272	127,084,307	276,457,112	14,985,662
Loans commitment	147,787,462	1,970					421,490	423,460	147,364,002	35,018
Other financial assets	27,621,984								27,621,984	28,569
Other debt Securities at amortized cost	46,971,920								46,971,920	8,259
Other debt Securities at fair value through OCI	268,683,871								268,683,871	9,002

Total	894,606,656	1,205,669	9,881,685	36,220,738	6,225,565	2,516,348	71,457,762	127,507,767	767,098,889	15,066,510

•	Guarantees received for the portfolio in Stage 3
The following table shows the amounts of guarantees for the portfolio in Stage 3 as of December 31, 2020.

Class of financial instrument	Maximum exposure to credit risk	Fair value of collateral					Total collateral	Net exposure	Associated ECL
		Pledges on time deposits	Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Pledges on personal property
Loans and other financing	4,573,328	1,606	1,070,234	1,412,147	98,844	407,668	2,990,499	1,582,829	2,502,785

Total	4,573,328	1,606	1,070,234	1,412,147	98,844	407,668	2,990,499	1,582,829	2,502,785

52.2	Liquidity Risk
The liquidity risk is defined as the possibility that the Bank may not be able to comply with expected and unexpected current and future cash flows effectively, as well as guarantees, without affecting daily transactions or its financial position.

BANCO MACRO SA AND ITS SUBSIDIARIES

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
In order to reduce the liquidity risk, the Bank has been established a policy with the following main aspects:
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
In addition, the Bank implemented a series a risk measurement and control tools, including the regular monitoring of liquidity gaps, separated by currency, as well as different liquidity ratios, including the “bi-monetary liquidity ratio”, “Liquidity Coverage Ratio” (LCR) and “Net Stable Funding Ratio” (NSFR), among others.
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
The following table shows the liquidity ratios during the fiscal years 2021 and 2020, which arise from dividing net liquid assets, made up of cash and cash equivalents, by total deposits:

	2021	2020
December, 31	87.37%	86.39%
Average	88.63%	81.57%
Max	92.77%	87.13%
Min	85.50%	71.49%

BANCO MACRO SA AND ITS SUBSIDIARIES

The tables below summarize the maturity of the contractual cash flows of loans and other financing, before ECL, including interest and charges to be accrued until maturity of the contract as of December 31, 2021 and 2020:

Item	Matured	Remaining terms to maturity as of December 31, 2021						Total
		Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months
Non-financial government sector		231,864	623,940	486,951	1,230,632	477,747		3,051,134
Financial sector		255,723	666,131	37,420	129,864	728,954	134,062	1,952,154
Non-financial private sector and foreign residents	1,513,354	134,882,819	42,295,994	48,311,345	63,794,903	75,301,928	114,926,091	481,026,434

Total	1,513,354	135,370,406	43,586,065	48,835,716	65,155,399	76,508,629	115,060,153	486,029,722

Item	Matured	Remaining terms to maturity as of December 31, 2020						Total
		Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months
Non-financial government sector		362,355	1,071,367	1,089,986	1,966,318	3,381,410	717,252	8,588,688
Financial sector		110,435	552,608	818,840	507,516	1,518,038		3,507,437
Non-financial private sector and foreign residents	1,976,809	142,739,326	46,419,093	63,310,427	74,731,191	71,044,263	115,609,094	515,830,203

Total	1,976,809	143,212,116	48,043,068	65,219,253	77,205,025	75,943,711	116,326,346	527,926,328

Additionally, the tables below disclose the maturity of the contractual future cash flows of the financial liabilities, including interest and charges to be accrued until maturity of the contracts, as of December 31, 2021 and 2020:

BANCO MACRO SA AND ITS SUBSIDIARIES

Item	Remaining terms to maturity as of December 31, 2021						Total
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months
Deposits	534,412,537	52,250,559	6,441,859	550,099	43,267	1,264	593,699,585
From the non-financial government sector	53,454,556	2,113,040	1,183,257	2,606			56,753,459
From the financial sector	961,192						961,192
From the non-financial private sector and foreign residents	479,996,789	50,137,519	5,258,602	547,493	43,267	1,264	535,984,934
Liabilities at fair value through profit or loss	1,627,732						1,627,732
Derivative instruments			2,532				2,532
Other Financial Liabilities	66,471,643	176,593	158,167	258,006	377,884	497,652	67,939,945
Financing received from the Central Bank of Argentina and other financial institutions	235,308	182,952	13,519	8,318	5,724		445,821
Issued corporate bonds			3,141,995				3,141,995
Subordinated corporate bonds			1,364,088	1,364,089	2,728,178	49,252,993	54,709,348

Total	602,747,220	52,610,104	11,122,160	2,180,512	3,155,053	49,751,909	721,566,958

Item	Remaining terms to maturity as of December 31, 2020						Total
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months
Deposits	663,992,149	67,995,710	8,425,133	4,566,614	52,538	3,301	745,035,445
From the non-financial government sector	102,449,069	8,390,806	1,361,454	3,212			112,204,541
From the financial sector	1,051,180						1,051,180
From the non-financial private sector and foreign residents	560,491,900	59,604,904	7,063,679	4,563,402	52,538	3,301	631,779,724
Derivative instruments	63	284					347
Repo transactions	936,425						936,425
Other financial institutions	936,425						936,425
Other Financial Liabilities	72,265,432	201,770	189,951	478,785	399,376	776,374	74,311,688
Financing received from the Central Bank of Argentina and other financial institutions	633,111	301,085	308,033	121,814	60,517	8,640	1,433,200
Issued corporate bonds	315,990		4,169,156	314,031	3,902,964		8,702,141
Subordinated corporate bonds			1,714,632	1,714,634	3,771,176	65,888,637	73,089,079

Total	738,143,170	68,498,849	14,806,905	7,195,878	8,186,571	66,676,952	903,508,325

BANCO MACRO SA AND ITS SUBSIDIARIES

52.3	Market Risk
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
The Bank features Market Risk Management Policies in which the Bank establishes the proceedings to monitor and control risks derived from the variations in the quotes of financial instruments in order to optimize the risk-return ratio, making use of the appropriate structure of limits, models and management tools. In addition, the Bank features proper tools and proceedings allowing the Risk Management Committee and the Assets and Liabilities Committee to measure and administer this risk.
Risks to which those investment portfolios are exposed are monitored through Montecarlo simulation techniques of “Value at Risk” (VaR). The Bank applies the VaR methodology to calculate the market risk of the main positions adopted and the expected maximum loss based on a series of assumptions for a variety of changes in market conditions.
In order to carry out the abovementioned simulation, the Bank needs to have the Price historical series of those instruments that compose the portfolio.
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

52.4	Interest Rate Risk
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
The Bank monitors the net present value of its assets, liabilities and off balance sheet items, upon certain disturbance scenarios and interest rate stress through Montecarlo simulation techniques.
For this purpose, the maximum potential loss is determined considering a temporal line of three months and 99% confidence level interval.

BANCO MACRO SA AND ITS SUBSIDIARIES

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
It is noteworthy that the use of that approach does not avoid losses beyond those limits in the event of the most significant market changes.
As of December 31, 2021 and 2020, the Bank’s economic capital by type of risk is as follows:

Economic capital (EC – in millions)	12/31/2021	12/31/2020
Interest rate risk	9,124	6,621
Currency Exchange rate risk	7,454	2,607
Price risk	3,719	7,846

52.5	Foreign Currency Exchange Rate Risk
The Bank is exposed to fluctuations in foreign currencies exchange rates in its financial position and cash flows. The larger proportion of assets and liabilities kept are related to US dollars.
The foreign currency position includes assets and liabilities expressed in pesos at the exchange rate as of the closing dates mentioned below. An institution’s open position comprises assets, liabilities and memorandum accounts stated in foreign currency, where an institution assumes the risk. Any devaluation / revaluation of those currencies affect the Bank’s statement of income.
The Bank’s open position, stated in Argentine pesos by currency, is disclosed in note 27.

52.6	Operational Risk
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

c)
Procedures: the Bank features a procedure for the “Collection of events and losses from Operational Risk” that includes a process to gather the Operational Events and Losses to register on a systematic basis the frequency, severity, category and other relevant aspects related to the events and losses from Operational Risk.

d)	The objective is to assess the Bank’s situation upon occurrence of events, in order to better understand the Operational Risk profile and, if applicable, take the necessary corrective actions.

BANCO MACRO SA AND ITS SUBSIDIARIES

In addition, the Bank has a procedure that establishes the guidelines to prepare risk self-assessments and, in the event of risks exceeding allowed tolerance levels, guidelines to establish risk indicators and action plans.

e)	Systems: the Bank has a comprehensive system that allows managing all Operational and Technology Risks.

f)	Database: the Bank has an operational risk event database prepared pursuant to the guidelines established in Communiqué “A” 4904, as supplemented.

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

They are also an instrument to evaluate the risk profile since they are used to quantify the potential impact in a situation of significant fluctuation of the variables affecting each risk. Stress tests are as well used in the process of internal assessment of economic capital sufficiency.
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

BANCO MACRO SA AND ITS SUBSIDIARIES

53	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT OF THE FINANCIAL AND CAPITAL MARKETS
During the second half of 2019, in a political context of federal general elections which gave rise to a change in the federal authorities, a significant volatile period began for the market values of government and private financial instrument and a process of rescheduling maturities and swaps of certain government debt instruments started. In addition, material increases were observed in the country risk and in the exchange rate between the Argentine peso and the US dollar.
During 2020, among other regulations, relevant modifications to the tax regulation system were introduced, including changes in the income tax, withholdings related to foreign exchange transactions and for the acquisition of foreign currency for hoarding purposes, and material restrictions to the exchange market access were also established.
At the same time, the government’s debt restructuring process continued under domestic and foreign legislation. The negotiations carried out as of the date of issuance of these consolidated financial statements include the agreement reached by the Federal Executive’s and the IMF regarding the indebtedness with that body.
Particularly, regarding to the price of US dollar, since the end of 2019, the gap between the official price of the US dollar -used mainly for foreign trade- and the alternative values that arise through the stock market operation and also with respect to the unofficial value, began to widen around 70% as of the date of issuance of these consolidated financial statements.
Even though, as of the date of issuance of these consolidated financial statements certain volatility levels previously mentioned have been decreased, the local and international macroeconomic context generates certain degree of uncertainty regarding its future progress, and also considering the effects of the Russian invasion of Ukraine in the level of the global economic recovery after the pandemic as mentioned in note 54.
Therefore, the Bank’s Management permanently monitors any changes in the abovementioned situations in international and local markets, to determine the possible actions to adopt and to identify the possible impact on its financial situation that may need to be reflected in the future financial statements

54	EFFECTS OF THE CORONAVIRUS (COVID-19) OUTBREAK
In early March 2020, the World Health Organization declared Coronavirus (Covid-19) a pandemic. This emergency situation over public health was worldwide expanded and several countries have taken different measures to contain the effects. This situation and the measures adopted have materially affected the international economy activity with different impacts on several countries and business lines.
Particularly in the Argentine Republic along with health protection rules, tax and financial measures were taken to mitigate the impact on the economy associated with the pandemic, including public direct financial assistance measures for part of the population, the establishment of financial and fiscal facilities for both individuals and companies. As regards measures related to the financial institutions, the BCRA established maturities extensions, froze the mortgage loan installments and encouraged banks to lend to companies at reduced rates.
The Bank is developing its activities under the conditions detailed above, giving priority to the compliance of social distancing measures by its employees, with the primary objective of taking care of the public health and well-being of all its stakeholders (employees, suppliers, customers, among others). To this end, it has put in place contingency procedures and has enabled its staff to carry out their tasks remotely.
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
As of the date of issuance of these consolidated financial statements, certain health control measures continue to be effective. However, social, commercial and professional activities started to be performed with fewer restrictions.

BANCO MACRO SA AND ITS SUBSIDIARIES

Considering the size of the abovementioned situation, the Bank’s Management estimates that this situation could have an impact on its operations and the financial situation and the profit or loss of the Bank, which are under analysis, and will ultimately depend on the extent and duration of the health emergency and the success of the measures taken and taken in the future.

55	EVENTS AFTER REPORTING PERIOD
No other significant events occurred between the end of the fiscal year and the issuance of these consolidated financial statements that may materially affect the financial position or the profit and loss for the fiscal year, not disclosed in these consolidated financial statements.