Form 20-F
period 2022-12-31
Macro Bank Inc.
filed 2023-04-28
CIK 1347426

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2022
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).  ☐
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
Yes  ☐                No  ☐
Auditor firm Id: PCAOB ID: 1449    Auditor Name: Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global Limited) Auditor location: City of Buenos Aires, Buenos Aires, Argentina
.
Please send copies of notices and communications from the Securities and Exchange Commission to:

Hugo N. L. Bruzone Bruchou & Funes de Rioja Ing. Butty 275, 12 th Floor C1001AFA–Buenos Aires, Argentina	Jeffrey Cohen Linklaters LLP 1290 Avenue of the Americas New York, NY 10104

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

The term “Argentina” refers to the Republic of Argentina. The terms “Argentine government” or the “government” or the “Federal government” refer to the federal government of Argentina, the term “Argentine Congress” refers to the Argentine National Congress, the legislative branch of the government of Argentina. The term “Central Bank” refers to the Banco Central de la República Argentina, or the Argentine Central Bank, the term “Superintendency” refers to the Superintendencia de Entidades Financieras y Cambiarias or the Superintendency of Financial and Exchange Entities, the term “CNV” refers to the Comisión Nacional de Valores, or the Argentine Securities Commission, the term “UIF” refers to the Unidad de Información Financiera or Financial Information Unit, the term “BYMA” refers to Bolsas y Mercados Argentinos S.A., or the Buenos Aires Stock Exchange, the term “MAE” refers to Mercado Abierto Electrónico S.A., the term “NYSE” refers to the New York Stock Exchange, the term “IGJ” refers to the Inspección General de Justicia, or Public Registry of Buenos Aires and the term “ANSES” refers to the Administración Nacional de la Seguridad Social or National Social Security Agency. The term “SMEs” refers to Pequeñas y Medianas Empresas or small- and medium-sized companies.

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

The consolidated financial statements as of December 31, 2022, and the corresponding figures for the previous fiscal years have been restated for the changes in the general purchasing power of the functional currency (Pesos) of the Bank as established by IAS 29. As a result, those consolidated financial statements are stated in terms of the current measuring unit at the end of the reporting period (December 31, 2022), except otherwise indicated. The inflation rate was 94.79%, 50.94% and 36.14% for the fiscal years ended on December 31, 2022, 2021 and 2020, respectively.

Solely for the convenience of the reader, the reference exchange rate for U.S. dollars as of December 31, 2022, as reported by the Central Bank was Ps.177.1283 to U.S.$1.00.

The accompanying consolidated financial statements include the financial statements, as of December 31, 2022, of the Bank and the following subsidiaries:

•	Macro Bank Limited;

•	Macro Securities S.A.U. (“Macro Securities”);

•	Macro Fiducia S.A.U. (“Macro Fiducia”);

•	Macro Fondos S.G.F.C.I. S.A. (“Macro Fondos”);

•	Argenpay S.A.U. (“Argenpay”); and

•	Fintech SGR (“Fintech”)

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

A. [Reserved]

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

Risks relating to Argentina

The Argentine economy could be adversely affected by the economic, social and political measures adopted by the Argentine government.

Substantially all of our operations, properties and customers are located in Argentina and, as a result, our business is to a large extent dependent upon macroeconomic, political, regulatory and social conditions prevailing in Argentina, including but not limited to, the following: (i) international demand and prices for Argentina’s commodity exports; (ii) competitiveness and efficiency of domestic industries and services; (iii) stability and competitiveness of the Peso against foreign currencies; (iv) foreign and domestic investment and financing; (v) level of foreign exchange reserves in the Central Bank which may cause abrupt changes in currency values and exchange and capital control regulations; (vi) interest rates, inflation, wage and price controls; (vii) effects of the COVID-19 pandemic and results of the measures adopted by the Argentine government in response; (viii) changes in economic or fiscal policies implemented by the Argentine government; (ix) labor disputes and work stoppages; (x) the level of expenditure by the Argentine government and ability to sustain fiscal balance; and (xi) the level of unemployment, political instability and social tensions.

Developments in economic, regulatory and social conditions in Argentina, and measures taken by the Argentine government, have had and are expected to continue to have a significant impact on our business, results of operations and financial condition. The Argentine government directly intervenes in the economy and in private sector operations and companies, limiting certain aspects of private sector businesses, establishing (i) minimum salary levels and mandatory employees’ benefits, (ii) price controls, (iii) requirements for business to submit monthly information on prices, quantities sold of final and intermediate goods and stock, and (iv) controls over tariffs for public services. Employers, both in the public and private sector, have also been experiencing intense pressures from their personnel, or from the labor unions representing them, demanding salary increases and certain benefits for the workers, given the high inflation rates.

The Argentine economy is also particularly sensitive to local political developments. Presidential elections take place in Argentina every four years and legislative elections every two years, resulting in the partial renewal of both chambers of the Argentine Congress. The next presidential and legislative elections are scheduled for October 2023.In such elections, (i) the president of Argentina will be elected; (ii) the head of government of the Autonomous City of Buenos Aires and the governors of 21 provinces will be elected; (iii) half of the chamber of deputies of the nation will be renewed; (iv) one third of the senate of the nation will be renewed; and (v) there will be elections for the positions of provincial legislators, mayors and municipal councilors. In this regard, according to the report issued by the International Monetary Fund (“IMF”) on October 7, 2022, Argentina’s economy presents very high risks that will increase with the proximity of the 2023 presidential elections. Persistent inflation and lower growth could exacerbate social unrest and weaken political support, which would bring difficulties in implementing planned subsidy and social assistance reforms and in securing debt rollover rates.

The result of presidential as well as legislative mid-term and full-term elections may lead to changes in government policies that may impact the Bank´s business. We cannot give you any assurance as to whether such changes will occur or as to their timing, nor can we estimate the impact they may have on our business. We cannot predict the impact of any measures that the Argentine government has adopted or may adopt in the future, or whether those measures will have the effects pursued. Uncertainty with respect to government policies may lead to additional volatility of Argentine stock market prices. Additionally, we cannot guarantee that the current policies that apply to banks will not be modified in the future.

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

On January 13, 2023, the Argentine Secretaries of Finance and Treasury issued the joint resolution 3/2023 pursuant to which a non-transferable national treasury bill denominated in U.S. dollars and maturing on January 16, 2033 will be issued to the Central Bank for an amount of up to U.S.$7,132,655,012.39, in accordance with the terms and conditions set forth in such resolution. On February 17, 2023, the Argentine Secretaries of Finance and Treasury further issued the joint resolution 8/2023 pursuant to which the amount of the aforementioned non-transferable national treasury bill was increased in up to U.S.$17,849,809.36, and the bill will accrue interest as from the placement date.

On March 9, 2023, the Argentine government carried out a voluntary exchange of its sovereign debt in local currency. The exchange closed with an acceptance of 64% of the eligible securities, which resulted in the extension of maturities for an amount of Ps. 4.34 billion.

For the maturities of April, May and June 2023, the level of acceptance reached 61.5%, while for March 2023 (including the operation carried out in January) the participation exceeded 72%. Prior to the exchange, the Treasury faced maturities of Ps. 0.8 trillion in March, Ps. 2.5 trillion in April, Ps. 2.1 trillion in May and Ps. 2.5 trillion in June 2023. After the exchange, these amounts were reduced to Ps 0.6 trillion, Ps 1.0 trillion, Ps 0.9 trillion and Ps 0.8 trillion, respectively.

On March 23, 2023, Decree 163/2023 established that payments of interest and principal amortization services of US dollar denominated bills issued under Decrees Nos. 622 of 2021, 576 of 2022 and 787 of 2022 will be replaced, on their maturity date, by new government securities whose conditions will be jointly defined by the Secretariats of Finance and Treasury. Additionally, by means of Decree 164/2023, it was established that the jurisdictions, entities and funds described therein (related to the National Public Sector) must proceed to the sale or auction of their holdings of national government securities denominated and payable in US dollars under local legislation. In turn, it was provided that the holdings of securities under foreign legislation held by such jurisdictions, entities and funds must be delivered in exchange to the National Treasury for the government securities issued. Finally, the issuance of government securities payable in Pesos of the National Treasury was authorized up to the amount necessary for the exchange.

The Argentine economy could be adversely affected by economic and political developments in other countries.

Argentina’s economy remains vulnerable to external shocks that could be caused by adverse regional or global developments. Global economic instability such as uncertainty about global trade policies, the deterioration of economic conditions in Argentina major trading partners (including Brazil, the European Union, China and the United States), geopolitical tensions between the United States and a number of foreign countries, conflict between Russia and Ukraine, idiosyncratic, political and social discords, terrorist attacks, pandemic diseases, could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economy.

Although economic conditions vary from country to country, investors’ perceptions of events occurring in other countries have, and may continue to, substantially affect capital flows into and investments in securities from issuers in other countries, including Argentina.

Global economic and financial crisis, the general weakness of the global economy and the instability of the international financial system, negatively affect emerging economies like Argentina. If international and domestic conditions for Argentina were to worsen further, the Argentine economy could be negatively affected as result of lower international demand and lower prices for its products and services, lower capital inflows and higher risk aversion, which may also adversely affect our business, results of operations, and financial condition.

We cannot assure you that developments in other markets will not affect macroeconomic, political or social conditions in Argentina and, consequently, our business, results of operations and financial condition.

During the first quarter of 2023, it was observed that important banking entities suffered liquidity problems, giving rise to a situation of uncertainty that could affect the global economy. In this regard, on March 10, 2023, Silicon Valley Bank became the largest U.S. bank to fail since the collapse of Washington Mutual in 2008. Two days later, regional bank Signature Bank failed too, after the New York Department of Financial Services warned of the risks to the financial system that could result from the bank’s continued existence and, in light of the recent failure of Silicon Valley Bank. Fearing that Signature Bank would suffer the same fate as Silicon Valley Bank days earlier, customers moved their deposits to other banks.

The U.S. government, while deciding not to bail out the institutions, assured depositors that their holdings would not be affected. Subsequently, U.S. bank First Citizens agreed to purchase all Silicon Valley Bank ‘s loans and deposits.

Influenced by the instability in the banking system initiated in the United States and other factors, on March 15, 2023, the shares of the Swiss bank Credit Suisse plummeted by as much as 30%, and the sell-off continued even after the Swiss National Bank’s first attempt to stop Credit Suisse’s fall, when it announced a liquidity injection to cope with the withdrawal of customer deposits. Subsequently, the Swiss regulators requested UBS to merge with Credit Suisse, with UBS as the surviving entity.

At the same time, Deutsche Bank suffered a massive sell-off of its shares, which caused concern to the European Central Bank, as it evidenced that banks continue to have difficulties in sustaining their share prices on developed countries stock exchanges.

As of the date of this annual report, it is not possible to foresee the consequences that may continue to arise from the instability of the banking system worldwide. However, beyond the inconveniences that are affecting the banking system, it is not expected that they will have a negative impact on our Bank.

The Argentine economy could be adversely affected by the conflict involving Russia and Ukraine.

The conflict involving Russia and Ukraine has recently had, and will likely continue to have, significant global economic effects, including heightened inflation, supply chain problems, increases in interest rates, market volatility and an impact on commodity prices, especially with regard to international crude oil and gas prices which have increased significantly in February and March 2022. The conflict and its effects could exacerbate the current slowdown in the global economy and could negatively affect the payment capacity of some of our customers, especially those with more exposure to the Russian or Ukrainian markets.

Furthermore, the conflict has resulted in the imposition of economic and trade sanctions and restrictions targeting Russia and certain Russian economic sectors and companies by the United States, the European Union, the United Kingdom and other major countries. The severity of these sanctions may increase and could contribute to a shortage of raw materials and commodities, which could, in turn, generate greater levels of inflation and create interruptions in the global supply chain. Interruptions in the global supply chain could particularly affect the energy sector and could create supply chain difficulties in local markets.

Furthermore, the risk of cyberattacks on companies and institutions is expected to increase as a result of the conflict and in response to the sanctions imposed, which could adversely affect our ability to maintain or enhance our cybersecurity and data protection measures. We are actively monitoring the situation to ensure that cyber defenses remain updated against current and emerging threats.

Although our businesses, results of operations and financial position could be adversely affected by any of these factors directly or indirectly arising from the war in Ukraine, due to the uncertainties inherent to the scale and duration of the conflict and its direct and indirect effects, it is not reasonably possible to estimate the impact this conflict will have on the global economy and financial markets, on the Argentine economy and, consequently, on our business, financial condition and results of operations.

Argentina’s ability to obtain financing from international markets may be limited or costly, which may impair its ability to implement reforms and public policies and foster economic growth.

During recent years Argentina has experienced financial distress, which have led to difficulties in the payment of its sovereign debt.

During 2020 the Argentine government engaged in negotiations with Argentina´s creditors to restore the sustainability of its public external debt. In August 2020, the Argentine government restructured approximately U.S.$66.5 billion of its foreign currency global bonds issued under foreign laws exchanging such bonds for new bonds. Moreover, in June 2021, Argentina reached an agreement with the Paris Club members under the Paris Club 2014 Settlement Agreement to extend the maturity of its obligations until March 2022. On March 22, 2022, the Argentine government reached an agreement with the Paris Club for a new extension of the understanding reached in June 2021.

In addition, the Argentine government negotiated with the IMF in order to renegotiate the principal maturities of the U.S.$ 44.1 billion disbursed between 2018 and 2019 under a Stand-By Agreement, originally planned for the years 2021, 2022 and 2023. On January 28, 2022, the Argentine government announced it had reached an agreement with the IMF on the most relevant points. On March 3, 2022, the Argentine government and the IMF announced that the agreement is based on what is known as the IMF’s Extended Fund Facility, which includes 10 reviews to be carried out quarterly for two and a half years. The first disbursement was made upon approval of the program by the IMF Board. The remaining disbursements will be made after each review. The repayment period for each disbursement is 10 years, with a grace period of four and a half years, starting in 2026 and ending in 2034.

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

On March 11, 2022 the program was approved by the Chamber of Deputies of the Argentine Congress and on March 17, 2022 it was approved by the Chamber of Senators of the Argentine Congress through Law No. 27,668, being enacted by means of Decree No. 130/22. On March 19, 2022, the IMF informed that the Board would address the issue on March 25, 2022 and that they would combine Argentina´s payment obligations due on March 21 and 22 into a single repurchase to occur prior to March 31, 2022, avoiding Argentina’s default before the IMF Board meeting. Finally, on March 25, 2022, the IMF Executive Board approved a thirty-month agreement for an amount equivalent to U.S.$44 billion, including an immediate disbursement of U.S.$9.6 billion.

On September 10, 2022, the IMF staff and the Argentinean authorities reached a staff-level agreement on an updated macroeconomic framework and associated policies needed to complete the second review under Argentina’s 30-month Structural Adjustment Facility (“SAF”) arrangement. Upon completion of the review, Argentina would have access to about U.S.$ 3.9 billion. Most of the quantitative program targets until end-June 2022 were met, with the exception of the net international reserves floor, mainly due to higher-than-programmed import volume growth and delays in external official support. Subsequently, a period of volatility in the exchange and bond markets was halted following decisive measures that corrected earlier setbacks and rebuilt credibility. On this basis, the government must provide detailed and complete information on the agreement signed with the IMF. On October 7, 2022, the IMF approved the second review of the SAF arrangement and authorized the disbursement of approximately U.S.$ 3.8 billion. On April 1, 2023, the Executive Board of the IMF concluded the fourth review of the SAF, allowing for an immediate disbursement of about US$5.4 billion.

Negotiations with the IMF are ongoing, as Argentina is seeking to renegotiate not only the fiscal and monetary targets, but also the alternatives in dollar transfers from the organization and the maturities scheduled for 2023. In the context of an increasingly severe drought, rising inflation and weak reserve coverage, a stronger policy package may be needed to safeguard stability, address setbacks and secure program objectives.

We cannot assure that the conditions of the agreement with the IMF and the Paris Club will not affect Argentina´s ability to implement reforms and public policies and boost economic growth. We also cannot predict the impact of the outcome of that negotiation on Argentina’s (and indirectly our) ability to access the international capital markets.

In spite of the restructuring of the Argentine public debt carried out in 2020, the international markets continue showing signs of doubts as to whether Argentina’s debt is sustainable and, therefore, country risk indicators remain high. As of April 24, 2023, Argentina’s country risk increased to 2,622 points. According to a Morgan Stanley Capital International (“MSCI”) release, Argentina was considered an “emerging market” until June 2021, when it was reclassified as a “standalone market”, investing in such markets generally carries additional risks.

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

There are outstanding claims against the Argentine government submitted before the International Centre for Settlement of Investment Disputes (“ICSID”) which may entail new sanctions against the Argentine government, which in turn could have a substantially adverse effect on the Argentine government’s ability to implement reforms and to foster economic growth and to access credit or international capital markets. We cannot assure you that in the future the Argentine government will not breach its obligations.

Litigation, as well as ICSID claims against the Argentine government, have resulted in material judgments and may result in further material judgments, and could result in attachment of or injunctions relating to assets of Argentina that the government intended for other uses. As a consequence, the Argentine government may not have all the necessary financial resources to honor its obligations, implement reforms and foster growth, which could have a material adverse effect on Argentina’s economy, and consequently, our business, financial condition and results of operations.

There are pending ICSID claims against the Argentine government which could result in further awards against Argentina, which in turn could have a material adverse effect on the Argentine government’s ability to implement reforms and foster economic growth. As of the date hereof, there are (i) six outstanding final awards issued by ICSID tribunals against Argentina for a total of U.S.$804 million, (ii) one ICSID award against Argentina for U.S.$21.7 million pending annulment requested by Argentina, and (iii) five ongoing ICSID proceedings against Argentina with claims totaling U.S.$2,950 million.

In addition to the above, there (i) are two final UNCITRAL awards against Argentina for a total of U.S.$7.5 million, (ii) one ICC award for U.S.$67.1 million against Argentina pending annulment requested by Argentina, (iii) one ongoing UNCITRAL proceeding against Argentina for U.S.$11 million, and (iv) two suspended ICC proceedings with claims totaling U.S.$200.7 million. We cannot guarantee that in the future the Argentine government will not default on its obligations.

It is important to note the recent ruling in the lawsuit brought by Petersen and Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P. who filed opening briefs in support of cross-motions for summary judgment with respect to a claim of liability and damages against YPF S.A.(“YPF”) and Argentina. Plaintiffs requested the United States District Court for the Southern District of New York (the “District Court”) for summary judgment in their favor, while each of the defendants argued that they had no liability and should not indemnify the plaintiffs and requested the District Court for summary judgment in their favor and to dismiss all remaining claims against them.

In a decision rendered on March 31, 2023, the District Court granted YPF’s summary judgment motion and denied plaintiffs’ summary judgment motion as to YPF in its entirety. The District Court decided that YPF has no contractual liability and owes no damages to plaintiffs for breach of contract and, accordingly, dismissed plaintiffs’ claims against YPF. The District Court denied the Argentina’s motion for summary judgment, and the proceeding will continue between plaintiffs and Argentina. Plaintiffs may appeal the District Court’s judgment as to YPF or seek to reassert previously dismissed claims against YPF, in each case, in accordance with applicable procedural law. Should that be the case, YPF will continue to defend itself in accordance with the applicable legal procedure and available defenses.

Also, the Bank cannot assure that no new litigation will be filed against Argentina, nor that these new cases will not affect the Argentina´s economy and our business.

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

As a consequence of exchange controls, the gap between the official exchange rate, which is currently used for commercial and financial transactions, and other informal exchange rates that implicitly emerged as a result of certain transactions commonly carried out in the capital market (dollar “MEP” or “blue chip swap”) widened considerably, creating a gap between these rates that is presently around 100%. The Argentine government could maintain a single official exchange rate or create multiple exchange rates for different types of transactions, and thus split the exchange market substantially modifying the applicable exchange rate at which we acquire currency to service our outstanding foreign currency denominated liabilities. In addition, the imposition by the government of further exchange controls and restrictions and/or taking other measures in response to capital outflows or the devaluation of the Peso could weaken public finances. Such a weakening of public finances could have an adverse effect on Argentina´s economy and on -our results of operations and financial condition.

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

Despite the positive effects of the real depreciation of the Peso on the competitiveness of certain sectors of the Argentine economy, the depreciation of the Peso has had and may continue to have a negative impact on the ability of certain Argentine businesses to service their foreign currency-denominated debt, lead to inflation, significantly reduce real wages and jeopardize the stability of businesses whose success depends on domestic market demand and adversely affect the Argentine Government’s ability to honor its foreign debt obligations. The Peso has suffered significant devaluations against the US Dollar in the past and has continued to depreciate against the US Dollar in recent months. The Peso depreciated by 40.5% in 2020, 14.7% in 2021 and 42.9% in 2022, against the US Dollar. As of December 30, 2022, the exchange rate was Ps. 177.1283 per US Dollar, reflecting an increase of approximately 72.4% compared to the same period of the previous year. In reference to the above, it is important to note that in recent years the level of inflation has exceeded the level of official devaluation.

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

The Argentine economy has experienced great volatility during the last decades, characterized by periods of low or negative GDP growth, high levels of inflation and currency depreciation and devaluation. Currently, inflation remains high and is likely to remain at similar levels in the future; according to the official data published by INDEC, consumer price inflation was 24.8% in 2017, 47.6% in 2018, 36.1% in 2020, 50.9% in 2021 and 94.8% in 2022. Regarding year 2023, inflation in January, February and March was 6.0%, 6.6% and 7.7% respectively. On April 7, 2023, the Argentine Central Bank announced that the new inflation estimates for years 2023, 2024 and 2025 are 110%, 90% and 54.6%, respectively, pursuant to its survey of market expectations (Relevamiento de Expectativas de Mercado)

There can be no assurance that inflation rates will not continue to escalate in the future or that the measures adopted or that may be adopted by the Argentine government to control inflation will be effective or successful. Inflation remains a major challenge for Argentina. Continuing significant inflation could have a material adverse effect on Argentina’s economy and in turn could increase our costs of operation, in particular labor costs, and may negatively affect our business, financial condition and results of operations.

High public expenditure could result in long lasting adverse consequences for the Argentine economy.

During the last years, the Argentine government has substantially increased public expenditure and has resorted primarily to the Central Bank’s monetary issuance to source part of its funding requirements.

The fiscal deficit was Ps. 1,749,957 million in 2020, Ps. 1,407,641 million in 2021 and Ps. 1,955,140.8 million in 2022. Public spending was Ps. 5,049,123 million in 2020, Ps. 7,733,816 million in 2021 and Ps. 13,191,168 million in 2022.

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

In Transparency International’s 2022 Corruption Perceptions Index survey of 180 countries, Argentina was ranked 94, slightly improving from 96 in 2021. A lack of a solid institutional framework has been identified as, and continue to be, a significant problem for Argentina. Failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment, and consequently, may negatively affect our business, financial condition and results of operations. Although the Argentine government has taken several measures aimed at strengthening Argentina’s institutions, we cannot guarantee the implementation of measures to ensure transparency and integrity in a highly polarized political context.

An outbreak of a new pandemic may have material adverse consequences on the Argentine economy.

An outbreak of a pandemic, disease or similar public health threat, such as COVID-19, which has had and may continue to have material adverse consequences for the global economic, financial, and business conditions, could materially and adversely affect our business, financial condition and results of operations. In order to assuage the adverse effect of the COVID-19 pandemic on the Argentine economy, the Argentine government has taken certain monetary and fiscal measures, in addition to other measures adopted by the Central Bank. Such measures included: layoff limitations, price controls, lower reserve requirements on bank lending to households and micro-, small- and medium-sized enterprises, temporary easing of bank loan classification rules, a temporary prohibition on charging fees related to ATM services, the suspension of account closures, the reduction of maximum credit card interest rates, freezing and/or postponement of certain loan payments, healthcare benefit extensions, tax reductions and certain other financial assistance programs in connection with the COVID-19 pandemic.

We cannot predict or estimate the future negative impact that a new pandemic will have on our business, results of operations, and financial condition, and will depend on events outside of our control, including the intensity and duration of the pandemic and the measures taken by the different governments, including the Argentine government, in order to contain the pandemic and/or mitigate the economic impact.

Climate change-related risks may adversely affect Argentina’s economy.

There is an increasing concern in Argentina and the world over the risks of climate change and related environmental sustainability matters.

Recently, Argentina has experienced relevant environmental disruptions such as droughts, the historic drop in the Paraná River (the country’s main tributary) and a large number of fire outbreaks in multiple provinces. The effects that will arise from such environmental disruptions in agriculture caused and will cause significant economic problems in the country as there were significant drops in harvests and cuts in projected results. In addition, adverse weather conditions may affect the production of commodities by the agricultural sector, which represents a significant portion of Argentina’s export revenues. In the last semester of 2022, the lack of precipitation aggravated, causing severe damage to the main crops. For example, the wheat harvest of the current season culminated in 12.4 million tons, 10 million less than in the previous cycle, according to the Buenos Aires Grain Exchange (Bolsa de Cereales de Buenos Aires). The Rosario Stock Exchange (Bolsa de Comercio de Rosario) estimates that if the losses of producers are added to those implied by the lower harvest (lower demand for freight, labor, financial services, etc.), the total losses for national economic activity amount to U.S.$19,000 million, which is equivalent to 3 points of the estimated Argentine GDP for the year 2023.

A continued decrease in the international prices of the main commodities exported by Argentina or adverse weather conditions (including, but not limited to, droughts) may adversely affect agriculture activities, which in turn could have a negative effect on the level of government revenues and its ability to service its public debt and generate recessionary or inflationary pressures, depending on the government’s reaction. A decline in commodity prices could adversely affect the Argentine economy and the Argentine government’s tax revenues, thereby affecting our business, financial condition and results of operations.

As evidenced by the above, climate change implies multiple drivers of financial risk that could adversely affect us:

•

Transition risks: The move to a low-carbon economy, both at idiosyncratic and systemic levels -such as through policy, regulatory and technological changes, and business and consumers preferences- could increase our expenses and impact our strategies.

•

Physical risks: Discrete events, such as flooding and wildfires, and extreme weather impacts and longer-term shifts in climate patterns, such as extreme heat, sea level rise and more frequent and prolonged drought, which could result in financial losses that could impair asset values and the creditworthiness of our customers. Such events could disrupt our operations or those of our customers or third parties on which we rely and do business with, including through direct damage to assets and indirect impacts from supply chain disruption and market volatility.

•	Liability risks: Parties who may suffer losses from the effects of climate change may seek compensation from state entities, regulators, investors and lenders, among others.

•

Credit risks: Physical climate change could lead to increased credit exposure and companies with business models not aligned with the transition to a low-carbon economy may face a higher risk of reduced corporate earnings and business disruption due to new regulations or market shifts.

•

Market and liquidity risks: Market and liquidity changes in the most carbon-intensive sectors could affect energy and commodity prices, corporate bonds, equities and certain derivatives contracts. Increasing frequency of severe weather events could affect macroeconomic conditions, weakening fundamental factors such as economic growth, employment and inflation. Companies could face liquidity risks derived from cash outflows targeted to improve their reputation in the market or solve climate-related problems.

•	Operational risks: Severe weather events could directly impact business continuity and operations both of customers and ours operations.

•

Regulatory compliance risks: Increased regulatory compliance risk may result from the increasing pace, breadth and depth of regulatory expectations requiring implementation in short timeframes across multiple jurisdictions and from changes in public policy, laws and regulations in connection with climate change and related environmental sustainability matters.

•	Conduct risks: Increasing demand for “green” products where there are differing and developing standards or taxonomies.

•

Reputational risk: Our reputation and client relationships may be damaged as a result of our practices and decisions related to climate change, social and environmental matters, or to the practices or involvement of our clients vendors or suppliers, in certain industries or projects associated with causing or exacerbating climate change.

As climate risk is interconnected with all key risk types, we have developed and continue to enhance processes to embed climate risk considerations into our risk management strategies; however, because the timing and severity of climate change may not be predictable and is rapidly evolving, our risk management strategies may not be effective in mitigating climate risk exposure. Additionally, we may become subject to new or heightened regulatory requirements relating to climate change, which may result in increased regulatory, compliance or other costs. As the risks, perspective and focus of regulators, shareholders, employees, and other stakeholders regarding climate change are evolving rapidly, it can be difficult to assess the ultimate impact on us of climate change-related risks, compliance risks, and uncertainties.

Any of the conditions described above, or our failure to identify other climate-related risks, could have a material adverse effect on our business, financial condition and results of operations.

Risks relating to the Argentine financial system

The growth and profitability of Argentina’s financial system depends on the growth of the long-term credit market.

Since most deposits are short-term deposits, a substantial portion of the loans have the same or similar maturities, and there is a small portion of long-term credit lines.

The proportion of long-term credit lines, such as mortgage loans, is low and long-term loan originations were significantly reduced in 2020, 2021 and 2022, as a result of high interest rates and the difficult financial and macroeconomic backdrop.

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

The Argentine financial system’s growth depends heavily on deposit levels, due to the small size of its capital market and the absence of foreign investments in previous years. During the last years, numerous local financial institutions, including us, have had access to global financial markets to obtain financing through the placement of debt securities, in satisfactory conditions, but this trend has come to an end due to the adverse macroeconomic conditions in recent years. Therefore, there is uncertainty about whether the current availability of funds in international markets will be regained in the coming years.

Although liquidity levels are currently reasonable, it is not possible to offer any guarantee that these levels will not decrease in the future due to adverse economic conditions that could negatively affect the financial system and our business. Furthermore, while banks’ liquidity in foreign currency is high, a significant share of it is deposited at the Central Bank, and as a result banks have to rely on the Central Bank in order to access those funds. If we were to experience significant withdrawals by depositors, it could have a material adverse effect on our business, results of operations and financial condition.

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

The asset quality of financial institutions could be deteriorated if the Argentine private sector is affected by economic events in Argentina or international macroeconomic conditions.

The capacity of Argentine private sector debtors to repay their loans has deteriorated significantly in the past years as a result of certain economic events in Argentina or macroeconomic conditions, materially affecting the asset quality of financial institutions, including us. During recent years we observed an improvement in the quality of the portfolio of both the financial system as a whole and our own, partly sustained by certain regulatory flexibilities established by the Central Bank during the pandemic.

Although the agreement with the IMF has significantly reduced uncertainty about short-term macroeconomic policies, the external situation remains fragile. Against the background of high inflation, tightened import restrictions, low international reserves and severely limited fiscal space, risks remain elevated, which will keep investment and private consumption subdued. The high and persistent inflation of recent years is leaving a very negative balance for the purchasing power. This resulted in wages losing purchasing power by -2.43 points, approximately, in the period between January and December 2022.

The irregularity ratio of credit to the private sector stood at 3.1%, maintaining a downward pattern in the last 12 months, with lower irregularity levels in longer-term financing, as is the case of mortgage lines that received a set of government support policies to address the sector’s situation.

We cannot assure that the current economic situation and the international context will be favorable and that private sector debtors will improve their ability to pay. Despite the current quality of its portfolio, we may not be successful in recovering substantial portions of outstanding loans. If Argentina’s economic growth continues to slow or the financial condition of the private sector deteriorates further, the financial system, including us, could experience an increase in the incidence of non-performing loans.

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

The application of the Consumer Protection Law may prevent or limit the collection of payments with respect to services rendered by financial institutions.

Law No. 24,240 as amended and supplemented from time to time (the “Consumer Protection Law”) sets forth certain rules and principles designed to protect consumers, which include our customers. The Consumer Protection Law, contains specific rules regarding financial activities and also general rules that may be used to support its application, pursuant to legal precedents. Additionally, the National Civil and Commercial Code has incorporated the principles of Consumers Protection Law and has established its application to banking sector contracts. Moreover, Law No. 25,065 (as amended and supplemented from time to time by Law No. 26,010 and Law No. 26,361, the “Credit Card Law”) also sets forth several mandatory regulations designed to protect credit card holders. Also, Central Bank´s regulations provide wide protection to clients of financial services institutions limiting the fees and charges that such institutions can charge to their clients.

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

Certain public and private organizations have initiated class actions against financial institutions in Argentina, including us, some of which have been favorable contested while others were duly appealed by us. The Argentine National Constitution and the Consumer Protection Law contain certain provisions regarding class actions. However, their guidance with respect to procedural rules for instituting and trying class action cases are limited. Nevertheless, by means of an ad hoc doctrine construction, Argentine courts have admitted class actions in some cases, including various lawsuits against financial entities related to “collective interests” such as alleged overcharging on products, applied interest rates and advice in the sale of public securities, among others.

If class action plaintiffs were to prevail against financial institutions, their success could have an adverse effect on the financial industry and on our business.

Governmental measures and regulatory framework affecting financial entities could have a material adverse effect on the operations of financial entities.

The Argentine government has historically exercised significant influence over the economy and the financial system. Financial institutions, in particular, have operated in a highly regulated environment. We are actively supervised by the Central Bank, the CNV and the UIF, among other agencies. As part of its supervisory duties, we may be subject to sanctions if it detects non-compliance with applicable regulations. The Central Bank has the power to supervise compliance with the regulations applicable to the financial system. Similarly, the CNV has the power to supervise compliance regarding market operations, as well as to make recommendations and instruct best practices in the area of securities trading of corporate governance regulations. Finally, the UIF regulates matters related to money laundering and has the power to supervise regulatory compliance by obligated entities. For more information, see “Item 4.B.—Business Overview—Argentine Banking Regulation”.

Any insolvency proceeding against financial institutions would be subject to the powers of and intervention by the Central Bank, which may limit remedies otherwise available and extend the duration of the proceedings.

We have no control over governmental regulations or laws governing all aspects of its operations, including: minimum capital requirements; minimum cash reserve requirements; requirements on fixed-rate asset investments; limits on lending capacity and other credit restrictions, including mandatory allocations; limits and other restrictions on fees; reduced time for financial institutions to deposit the amount of credit card sales into appropriate merchant accounts; limits on the amount of interest a bank may charge or pay, or on the period for capitalizing interest; accounting and statistical requirements; restrictions on dividends; limits or restrictions on foreign exchange; limits on market share; reporting or control regimes as agents or regulated entities; and changes in the deposit insurance regime.

It is not possible to offer any guarantee that new stricter regulations will not be implemented in the future that may generate uncertainty and adversely affect future financial activities. Such changes in the regulatory framework and further changes in the future could limit the ability of financial institutions, including us, to make long-term decisions, such as asset allocation decisions, which could cause uncertainty with respect to our future financial condition and results of operations. We cannot assure that laws and regulations currently governing the economy, or the financial sector will not continue to change in the future or that any changes will not adversely affect our business, financial condition and results of operations.

Certain changes to services and commissions charged by financial entities on debit and credit card sales may affect Argentine financial institutions.

Financial institutions receive income from the commissions they charge merchants on debit and credit card transactions. A change in applicable law that place limits on the fees that merchants may be charged may adversely reduce revenues of the Argentine financial institutions. In March 2017, the Central Bank reduced credit and debit card fees on a gradual annual plan. The maximum debit card sales commissions for 2020 was 0.70% and 0.60% for 2021 and after, and the maximum credit cards commissions for 2020 was 1.50% and 1.30% for 2021 and after. In June 2022, the Central Bank issued Communication “A” 7533, establishing that sales commission fees must not exceed 0.60% for debit card and 1.30% for credit card. The application of the limits established by the Central Bank and any further reduction in credit and debit card sales commissions could adversely affect our profitability, financial condition and results of operations.

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

Our business strategy is to increase fee income and loan origination in one of our principal target markets; low- and middle-income individuals and SMEs.

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

As of December 31, 2022, our significant shareholders, Security Trust JHB BMA and Delfín Jorge Ezequiel Carballo, directly or beneficially owned 5,995,996 Class A shares and 104,473,881 Class B shares, and 4,901,060 Class A shares and 112,609,796 Class B shares, respectively. The shares owned by Security Trust JHB BMA were transferred to such trust upon the death of Jorge Horacio Brito in November 2020 as a testamentary disposition, ad referendum of the Central Bank of Argentina. Security Trust JHB BMA’s beneficiaries are Mr. Jorge Horacio Brito’s heirs apparent. Security Trust JHB BMA’s decisions are made by the trustee.

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

We estimate and establish reserves for credit risk and expected credit losses (“ECL”) based on analytical models (statistical models related to loan portfolio management) pursuant to IFRS 9. This process involves subjective and complex judgments, including projections of economic conditions and assumptions on the ability of our borrowers to repay their loans. We may not be able to timely detect these risks before they occur, or due to limited resources or availability of tools, our employees may not be able to effectively implement our credit risk management system, which may increase our exposure to credit risk.

Our management considers that there is uncertainty about the conditions of the interest rate policy and the access to loans from the portfolio that was able to reduce its default rates. In addition, we have considered the macroeconomic environment of Argentina, including the actions performed by the Federal Government to manage its debt instruments and certain uncertainty mainly related to our long-term holdings of Federal Government instruments. Therefore, we decided to record an additional allowance for Ps. 1,837 million as of December 31, 2022. For further information see note 52.1.4”Additional Forward-looking allowances based on expert credit judgment”, section “Adjustment for uncertainty about conditions of accessing loans to MIPYMES and Federal Government Securities”, of the audited consolidated financial statements as of December 31, 2022.

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

For more information see “Risk relating to Argentina – The Argentine economy could be adversely affected by economic and political developments in other countries”

Cybersecurity events could negatively affect our reputation, our financial condition and our results of operations.

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

During last year, there has been an increase in cases of phishing, and especially of telephone phishing or Vishing and Angler phishing, through social networks, in order to deceive clients and obtain confidential information using different techniques of social engineering. In addition, our risk and exposure to these matters remain heightened because of the evolving nature and complexity of these threats from cybercriminals and hackers. Preventive measures and security components continue to be developed to improve the preventive measures against such kinds of fraud and increase the level of protection of information. In this sense, we have taken measures to mitigate the cases of phishing and digital fraud and protect our customers.

In March 2023, the Central Bank issued Communication “A” 7724, which seeks to prevent and combat the increasingly frequent frauds against banking customers. Through this regulation, it requires banks to improve their policies, procedures and controls in order to obtain more encouraging results in risk assessments and, to improve the mitigation of their risks related to information technology and security. The standard issued indicates that it is essential to define and implement an information technology and security risk management framework as part of the bank’s overall risk management and that this requires time, extensive training and commitment from senior management and the board of directors. This will contribute to mitigate the specific risks already mentioned and also to reduce and mitigate the entity’s reputational risk. Effective on October 2023, it introduces regulations focused on issues such as cyber resilience, security incident management and integration with integrated risk management policies.

Our contingency plans are adequate to restore operations in the time required by the business, however, contingency plans in place may not be sufficient to cover liabilities associated with any such events and, therefore, applicable insurance coverage may be deemed inadequate, preventing us from receiving full compensation for the losses sustained as a result of such a disruption. Although we intend to continue to implement security technology devices and establish operational procedures to prevent such damage, we cannot assure you that all of our systems are entirely free from vulnerability and these security measures will be successful. If any of these events occur, it could damage our reputation, entail serious costs and affect our transactions, as well as our results of operations and financial condition.

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

We have, and we expect that we will continue to have, significant liquidity and capital resources to finance our business. However, our current and future potential indebtedness could have significant consequences, including the limitation on our ability to refinance existing debt or to borrow money to finance working capital, acquisitions and capital expenditures and the need to allocate a significant part of our cash flow to repay principal and interest, adversely affecting our ability to make dividend payments on our shares and the ADSs.

We cannot assure that changes in the liquidity conditions of the Argentine financial system, either at present or in the future, will not have an adverse effect on our business. If so, our financial, economic or other condition, our results, operations, business, and/or our general repayment ability could be significantly and adversely affected.

For more information see “Risk relating to Argentina – The Argentine economy could be adversely affected by economic and political developments in other countries”.

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

The dividend distribution is subject to the requirements established by the Central Bank rules, as amended from time to time. Since January 2016, pursuant to Central Bank Communication “A” 5827, additional capital margin requirements have to be complied with, including a capital conservation margin and a countercyclical margin. The capital conservation margin shall be 2.5% of the amount of risk weighted assets (“RWA”), but in the case of entities considered D-SIB, like us, this margin will be increased to 3.5% of the amount of RWA. The countercyclical margin shall be within a range of 0% to 2.5% of RWA, but Central Bank Communication “A” 5938, established countercyclical margin of 0% since April 1, 2016.

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

On March 19, 2020, in the midst of the COVID-19 crisis, the Central Bank issued Communication “A” 6939, as amended, by virtue of which the distribution of dividends by financial entities have been suspended at least until December 31, 2021. On December 2021, by means of Communication “A” 7421, as amended, the Central Bank authorized financial entities to distribute dividends from January 1, to December 31, 2022, for up to 20% of accumulated earnings by December 31, 2021. Those financial entities must make such distribution in 12 equal, monthly and consecutive installments.

On March 9, 2023, the Central Bank issued Communication “A” 7719, which provides that as from April 1, 2023 and until December 31, 2023, those financial institutions that have the authorization of the Central Bank may distribute profits in 6 equal, monthly and consecutive installments for up to 40% of the amount that would have corresponded.

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

Pursuant to certain provisions of the U.S. Internal Revenue Code of 1986, as amended, commonly known as FATCA, a “foreign financial institution” may be required to withhold on certain payments it makes (“foreign pass thru payments”) to persons that fail to meet certain certification, reporting, or related requirements. We are a foreign financial institution for these purposes. A number of jurisdictions have entered into, or have agreed in substance to, intergovernmental agreements with the United States to implement FATCA (“IGAs”), which modify the way in which FATCA applies in their jurisdictions. Certain aspects of the application of the FATCA provisions and IGAs to instruments such as the Class B Shares and the ADSs, including whether withholding would ever be required pursuant to FATCA or an IGA with respect to payments on instruments such as the Class B shares or the ADSs, are uncertain and may be subject to change. Even if withholding would be required pursuant to FATCA or an IGA with respect to payments on instruments such as the Class B Shares and the ADSs, proposed regulations have been issued that provide that such withholding would not apply prior to the date that is two years after the date on which final regulations defining “foreign pass thru payments” are published in the U.S. Federal Register. In the preamble to the proposed regulations, the U.S. Treasury Department indicated that taxpayers may rely on these proposed regulations until the issuance of final regulations. Holders should consult their own tax advisors regarding how these rules may apply to their investment in the Class B Shares and the ADSs.

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

Our principal executive offices are located at Avenida Eduardo Madero 1172, City of Buenos Aires, Argentina, and our telephone number is (+ 54-11-5222-6500). We maintain our website at www.macro.com.ar, information contained in or otherwise accessible through this website is not a part of this annual report.

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

In January 2019, Banco Macro accepted an offer by Al Zenith (Netherlands) B.V. (a company related to Advent International Global Private Equity) for the purchase of Prisma Medios de Pago S.A. (“Prisma”). Such acceptance occurred within the framework of the divestment commitment assumed by Prisma and its shareholders before the National Antitrust Commission (Comisión Nacional de Defensa de la Competencia, CNDC). The transaction included the purchase of 1,933,051 ordinary shares with a par value of 1 Peso each and with one vote per share, representing 4.6775% of the capital stock, equivalent to 51% of Banco Macro’s shareholding in Prisma. On October 1, 2021, within the framework of the aforementioned commitment, the Bank, together with the other class B shareholders of Prisma, sent the corresponding notice of the exercise of the put option and thus initiated the procedure for the sale of the remaining 49% of Prisma’s capital stock and votes. On March 18, 2022, the Bank informed that the transfer’of all of the Bank’s remaining shareholding in Prisma in favor of AI ZENITH (Netherlands) B.V. representing 4.4941% of Prisma’s capital stock and votes was completed. The price for such participation amounts to U.S. Dollars 33,017,761.20 and will be paid as follows: (i) 30% in Pesos at a UVA rate plus 15% nominal annual rate and (ii) 70% in U.S. Dollars at a rate of 10% nominal annual rate within a term of six years. The Company also informed that, as part of the aforementioned transaction, it was agreed that part of the balance of the price for the sale of 51% of the capital stock and votes of Prisma would be paid in two installments, extending the payment term to 2026 and 2027.

Additionally, in July, 2020, Banco Macro made an irrevocable capital contribution on account of future subscription of shares to Play Digital SA and subscribed 16,250,000 shares with a par value (“VN”) of Ps. 1 representing 25% of the capital stock. During 2020 and 2021, the Bank made additional contributions in the company Play Digital S.A and subscribed 199,467,076 shares with a VN of Ps.1. Also, in 2022, the Bank made new irrevocable capital contributions on account of future subscription of shares and subscribe 178,911,312 shares with a VN of Ps. 1. On October 4, 2022, the Bank sold 22,112,340 shares for a value of Ps. 61,889 thousand. As a result, the new shareholding of the company is 9.6984%. Additionally, on February 23, 2023, the Bank made a new irrevocable contribution of Ps. 347,371,193 on account of future share subscription. The purpose of this company is to develop and commercialize a payment solution linked to the bank accounts of users of the financial system in order to significantly improve their payment experience. Initially the shareholders, including the Bank, were Banco de Galicia y Buenos Aires SAU, Banco BBVA Argentina SA and Banco Santander Argentina SA. Subsequently, other entities joined as shareholders in addition to those mentioned above.

Additionally, on October 1, 2021, the Bank decided to make use of the option to reach a 24.99% interest in Fintech SGR. The purpose of this company is to facilitate access to credit for micro, small and medium-sized enterprises (SMEs) through the provision of guarantees.

On October 15, 2021, the Bank acquired shares representing 50% of the capital stock and votes of Finova SA. The purpose of this company is to develop and commercialize the electronic platform www.facturbo.com.ar, which allows the negotiation of credit instruments issued or accepted by large companies in favor of SMEs.

We currently offer traditional bank products and services to companies, including those operating in regional economies, as well as to individuals, thus reinforcing our objective to be a multi-service bank. In addition, Banco Macro performs certain transactions through its subsidiaries, including mainly Macro Bank Limited, Macro Securities S.A.U., Macro Fiducia S.A.U., Macro Fondos S.G.F.C.I. S.A., Argenpay S.A.U. and Fintech SGR.

Our shares have been publicly listed on the BYMA since November 1994 and on the NYSE since March 2006, and have been authorized to list on the MAE since October 2015.

B. Business Overview

We are one of the leading banks in Argentina and the largest in terms of number of branches, with an excellent face-to-face service complemented by digital channels. Through them, we provide solutions to key players that generate economic and social value (public sector, large companies and corporations), and promote accessibility and financial inclusion of people from vulnerable sectors, professionals, entrepreneurs, and small and medium-sized companies.

In 2022, after a management evolution process, based on our history and culture, we launched the Corporate Strategy focused on proximity, people and sustainability. This Strategy was communicated internally and externally, being a milestone for us with its first massive communication campaign: that Argentina thinks big, in Macro (“que la Argentina piense en grande, en Macro”).

We believe this strategy offers significant opportunity for continued growth in our banking business. According to the Central Bank, as of September 30, 2022, we were ranked first in terms of branches, second in terms of equity and fourth in terms of total loans and third in terms of total deposits among private banks in Argentina.

As of December 31, 2022, on a consolidated basis, we had:

•	Ps. 2,090,120.2 million (U.S.$ 11,800.0 million) in total assets;

•	Ps. 598,600.9 million (U.S.$ 3,379.5 million) in total loans and other financings;

•	Ps. 1,295,395.1 million (U.S.$ 7,313.3 million) in total deposits;

•	approximately 4.6 million retail customers and 0.1 million corporate customers; and

•	approximately, 1.0 million customers with employee payroll accounts for private sector and provincial governments and 0.7 million retiree customers.

In general, given the relatively low level of banking intermediation in Argentina, there are limited products and services being offered. We are focusing on the overall growth of our loan portfolio by expanding our customer base and encouraging them to make use of our lending products. We have a holistic approach to our banking business and do not manage the Bank by segments or divisions or by customer categories, by products and services, by regions, or by any other segmentation for the purpose of allocating resources and assessing profitability. We offer savings and checking accounts, credit and debit cards, consumer finance loans and other credit-related products and transactional services available to our retail customers and SMEs through our branch network. We also offer Plan Sueldo payroll services, lending, corporate credit cards, mortgage finance, transaction processing and foreign exchange. In addition, our Plan Sueldo payroll processing services for private companies and the public sector give us a large and stable customer deposit base.

Our competitive strengths

We believe we are well positioned to benefit from opportunities created by the economic and business environment in Argentina. Our competitive strengths include the following:

•

Strong financial position. As of December 31, 2022, we had excess of regulatory capital of Ps. 410,269 million (39.9% capitalization ratio). Our excess capital is aimed at supporting growth, and consequently, a higher leverage of our balance sheet.

•	Strong shareholders’ equity. Our shareholders’ equity as of December 31, 2020, 2021 and 2022 was Ps. 445,581million, Ps. 466,797 million and Ps. 512,229 million respectively.

•

Strong presence in fast-growing target customer market. We have achieved a leading position with low- and middle-income individuals and among SMEs, generally located outside the City of Buenos Aires, which have been relatively underserved by the banking system. Based on our experience, this target market offers significant growth opportunities and a stable base of depositors.

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

•

Largest private-sector branch network in Argentina. With 467 branches and 1,808 ATMs as of December 31, 2022, we have the most extensive branch network among private-sector banks in Argentina. We consider our branch network to be our key distribution channel for marketing our products and services to our entire customer base with a personalized approach. In line with our strategy, approximately 94% of these branches are located outside of the City of Buenos Aires.

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

Our strategy

From a culture of closeness to the people as a differentiating seal, we seek to integrate customer knowledge with innovative systems that offer solutions, products and services that goes further than the traditional banking scheme; to positively impact the communities where we are present. Our strategic vision is to change the way of banking in Argentina: Argentina to think big, in Macro.

In a context in which financial customers demand agility, technology and connectivity in their daily lives, banking institutions play a key role in the development of the communities they serve that transcends economic issues. In order to achieve inclusion through education and accessibility to banking, we have updated our sustainability strategy to complement the business model with a proactive vision in the creation of social and environmental value to maximize its impact and accompany the solid, equitable, inclusive and thriving growth of people and organizations in our country.

Sustainability is part of our DNA, our culture and our purpose. Our sustainability strategy is based on three pillars: business, social and environmental, which are related to the Sustainable Development Goals (SDGs) and the strategic objectives of the business.

We work with the objective of generating value for each stakeholder group, impacting their well-being, interests and growth for:

•

SHAREHOLDERS AND INVESTORS – We generate profitability and seek to have a close and transparent relationship with shareholders, accounting responsibly and ethically for the organization’s performance, always respecting their rights and interests.

•

INDIVIDUAL CLIENTS – We work to achieve an integrated service between face-to-face, with the largest network of branches of a private bank in the country, and digital service, with channels tailored to each profile; and an innovative ecosystem with solutions that improve people’s quality of life.

•

CORPORATE CLIENTS – We accompany companies in their growth and business development, focusing on small and medium-sized companies and a strong presence in the productive areas of the interior of the country.

•	COLLABORATORS – We promote the professional and personal development of the people who work in the Bank, so that they inspire Argentines to think big, putting people at the center of management.

•

SUPPLIERS – We responsibly manage the procurement process, which is the key for the Bank to generate close and transparent ties with its suppliers from beginning to end, thus impacting the growth of their businesses and the local economic development of the country.

•

COMMUNITY – We support the social development of the communities in which we are present, through financial inclusion, education and support to Argentine entrepreneurs who generate a high positive impact.

•	PUBLIC SECTOR AND REGULATORY ENTITIES – We build alliances to generate social and environmental value from our own actions, in collaboration with other entities, and public and private organizations.

•	MEDIA – We provide information to the market and society with clear and transparent data, in the same way that we support the media in all the locations where we are present.

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

Our products and services

With a portfolio of products and services for every type of person, company and organization, we seek to transmit drive and optimism to think big from a wide range of solutions and services with knowledge, proximity and innovation.

The focus in 2022 was the Digital Ecosystemic Link, building a new approach methodology and value proposition, with solutions outside traditional banking services through partnerships with specialized providers in SmartCities, GovTech and HealthTech. In This way, we generated transversal business between the Banks, becoming the bridge that links new clients that we had not accessed through traditional products. We offer a relatively narrow range of standard products, which are generally available to both our retail and corporate customers. We have a holistic approach to our banking business and do not manage the Bank by segments or divisions or by customer categories, by products and services, by regions, or by any other segmentation for the purpose of allocating resources and assessing profitability. Our strategy is to grow our business, as demand for credit in Argentina increases, by focusing on cross-selling opportunities among our broad customer base. The following discussion of our business follows broad customer categories of retail and corporate as a way to understand who our customers are and the products and services that we provide.

The composition of our customer portfolio is as follows:

Participation by Bank in the Portfolio	2020	2021	2022
Companies	29.2%	34.1%	36.7%
Individuals	56.0%	58.5%	59.0%
Corporate	13.3%	6.7%	4.0%
Government	1.3%	0.6%	0.3%
Finance	0.2%	0.1%	0.0%

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

The table below reflects the number of retail customers broken down by category as of December 31, 2020, 2021 and 2022:

Retail Customers by category	2020	2021	2022
Open Market	2,249,120	2,362,901	2,554,982
Plan Sueldo (private and public sector)	894,727	945,212	997,234
Retirees	697,469	706,109	733,375
Professionals and business and others	286,421	298,661	275,621
Total Retail Customers	4,127,737	4,312,883	4,561,212

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

Accounts and account packages are the primary channels for cash deposits and are two of the main drivers of fee income. For this reason, we focus on the life cycle of the account packages, promoting loyalty measures and retention of our products. Account packages are growing year after year in terms of volume and quality. During the last few years, the offer was adapted in order to continue offering products and services according to the needs of each customer type and category.

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

In order to improve our customers’ experience, we implemented significant improvements in the 100% digital account opening process, allowing 7x24 management with the possibility of downloading the Macro App and starting to operate at the same time.

We continued working to improve the value proposition, with the objective of becoming the main bank for its customers. The sustained growth year after year, both in volume and quality of the packages, attests to this effort. The number of saving accounts increased by 14% in 2020, 7% in 2021, and 8% by 2022.

Our “debit card” service is critical within the framework of our strategy to increase customer transactions by encouraging the use of accounts. Debit card services also help to develop account balances into transactional accounts, as deposits increase, thereby expanding our demand deposit base. In 2019 we incorporate contactless technology in the generation of 100% of the issuances, renewals and reprints of debit cards. We also increased the limits of extraction, purchase and transference in order to favor the use of automated channels to obtain cash. In the COVID-19 pandemic framework, we extended the validity of debit cards so that customers could continue to make ATM withdrawals and not be forced to go to the branch. The number of debit cards we issued, grew 10%, 10% and 11% in 2020, 2021 and 2022, respectively.

The following table reflects the number of retail accounts as of December 31, 2020, 2021 and 2022:

Product	2020	2021	2022
Savings
Total savings accounts	5,116,756	5,453,645	5,878,116
Open Market	2,460,278	2,694,988	2,948,394
Retirees	936,514	975,467	1,030,594
Plan Sueldo (private sector)	801,889	842,480	943,124
Plan Sueldo (public sector)	584,576	625,275	647,021
Professionals and business and others	333,499	315,435	308,983
Checking
Checking accounts	750,711	643,964	609,002
Electronic Account Access
Debit Cards	3,948,147	4,187,155	4,642,475

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

Towards the end of 2019, the Argentine government ordered the freezing of mortgage loan installments for first house (for amounts of up to 120,000 UVAs) applicable from September 2019 to January 2020. To return to the contractually agreed installment, the Argentine Central Bank implemented a gradual increasing system which was originally expected to be applied within 12 months in relation to the inflation index in the period in which the freezing applied.

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

By means of Communication “A” 7044 and 7107 of June 18, 2020 and September 17, 2020, the Central Bank established that the incorporation of unpaid instalments at the end of the life of the credit was extended to maturities. Currently, these standards are no longer effect.

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

Also, by Communication “A” 7724, banks are required to improve their policies, procedures and controls to obtain more encouraging results in risk assessments and improve the mitigation of their IT and security-related risks. For more information see “Risks relating to us – Cybersecurity events could negatively affect our reputation, our financial condition and our results of operations.”

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

To complete the acquisition offer, “Adelanto Tasa” 0 % was launched, a 12-month benefit for customers who decide to collect their private salary at the Bank. The plan offers the possibility of modifying the amount of the loan by contracting it at the ATM.

During 2021, we launched the campaign “Jubilate con Macro” (Retire with Macro), aimed at customers who are about to retire and retirees and pensioners who receive their pension payments in another bank. The first internal referral campaign for employees’ relatives was also carried out, and for those people who are part of the Plan Sueldo and are about to retire, they are given the option of collecting their pension benefits in the Bank maintaining the same benefits of the bonus package according to the agreement.

In spite of the greater competition in offers and benefits aimed at Plan Sueldo customers from our competitors, we have managed to maintain our market share, keeping the fourth position in the number of Plan Sueldo customers. For this purpose, we carried out several actions to approach current and potential customers through the different channels: launching of commercial and mass communication campaigns, incorporation of new benefits and incentives and distribution of merchandising for the branches of the network to have and assign in the commercial actions of attraction, loyalty, retention and relationship with the companies and Plan Sueldo capitals.

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

During 2022, a new direct sales channel was launched, which allowed us to bring financial products to people in a 100% digital way, so that they could access a loan or a card without having to go to a bank branch. This operation also allowed us to reach non-digital customers, with security measures that allow us to validate their identity with certainty.

To complete the digital offer, the possibility of renewing loans in a 100% digital way through App Macro and Internet Banking was added. The product offers the possibility of cancelling current loans with a new loan and also being able to borrow more money to finance new expenses.

In the retired segment, we continued to reinforce the campaign “Jubilate con Macro”, aimed at customers who are about to retire, and retirees and pensioners who receive their salaries in another bank, reaching more than 60,000 potential customers. On the other hand, we launched the campaign for the recovery of retirees, aimed at people who decided to collect their assets in another bank.As of December 31, 2020, 2021 and 2022, our consumer loan portfolio (without considering other financings) was as follows:

	Consumer loan portfolio
	(as of December 31, of each year)
	(in millions of Pesos and as percentage of consumer loan portfolio)
	2020 (1)		2021 (1)		2022
Overdraft	2,208.3	0.5%	1,218.2	0.3%	2,671.9	0.7%
Documents	7,849.7	1.7%	8,977.8	2.0%	10,704.2	2.7%
Mortgage and pledge	58,417.6	12.4%	54,503.1	12.3%	47,503.1	12.0%
Credit Card	182,823.5	38.9%	179,073.2	40.6%	182,829.4	46.2%
Personal loans	206,459.8	43.9%	190,405.7	43.1%	142,588.0	36.1%
Others	12,296.1	2.6%	7,284.5	1.7%	9,062.1	2.3%
Total Consumer Loans	470,055.0	100.0%	441,462.5	100.0%	395,358.8	100.0%

(1)	Figures stated in millions of Pesos in terms of purchasing power of Peso as of December 31, 2022.

As of December 31, 2022, personal loans, which comprise the largest share of our consumer loan portfolio, carried an annual average nominal interest rate of 87.6% and an average maturity of 32.9 months. Interest rates and maturities vary across products.

Plan Sueldo payroll services

Since 2001, Argentine labor law has provided for the mandatory payment of wages through accounts opened by employers in the name of each employee at financial institutions within two kilometers of the workplace, in the case of urban areas, and ten kilometers of the workplace, in the case of rural areas. There are similar requirements in place for pension payments.

We handle payroll processing for private sector companies and the public sector, which require employers to maintain an account with us for the direct deposit of employee wages. Currently, we provide payroll services for the governments of the Argentine provinces of Misiones, Salta, Jujuy and Tucumán and to the private sector for a total aggregate of 1.7 million retail clients (including retirees). Our Plan Sueldo payroll services provide us with a large and diversified deposit base with significant cross-selling potential.

Despite the increased competition in offers and benefits aimed at this segment, we were able to sustain our market share, maintaining the fourth position in the number of Plan Sueldo customers. In 2022, we achieved an 8% growth in the number of active salary plan agreements for crediting assets.

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

The corporate business is focused on classification by size and sector. We have five categories of corporate customers: (1) Businesses and Professionals, which includes individuals with commercial activity with an annual turnover of more than Ps. 3.6 million and under certain conditions; (2) small companies, which register up to Ps.3,000 million in sales per year; (3) medium-sized and large companies, which register more than Ps.3,000 million and less than Ps.10,000 million in sales per year; (4) agricultural companies, which include individuals and companies who operate in agriculture or in the commerce of agricultural products; and (5) corporate companies which register more than Ps.10,000 million in sales per year.

The following table reflects our portfolio breakdown, broken down by category as of December 31, 2020, 2021 and 2022:

Portfolio conformation from Corporate Banking	2020	2021	2022
Corporate companies	31%	16%	10%
Medium sized companies	20%	28%	25%
SMEs	21%	22%	25%
Business and Professionals	3%	4%	6%
Agricultural companies	25%	30%	34%

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

At present, we have a network of branches with business officials specialized in each category, offering a wide range of products, including working capital facilities, and credit for investment projects, leasing and foreign trade transactions.

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

Medium - to long-term facility risks are mitigated through different mechanisms that range from pledges and mortgages, to structured deals through financial trusts whereby the debtor pledges the underlying asset, mostly future income flows. Regardless of the term and based on the fact that these credit lines are devoted to small to medium-sized companies, our policy is to require personal guarantees from the owners, although the underlying debtor rating remains unchanged.

During the last years, our focus was SMEs and regional businesses, working to offer products and services tailored to each company profile, primarily based on size and the location of operations. Our management has been focused on consolidating our relationships with existing clients.

We supported the growth of SMEs through the development of businesses and sustainable links throughout the country. The geographic distribution, proximity, personalized attention and the knowledge of our clients and the regional economies allow us to detect their needs and support them in the financing of their projects, as well as to provide transactional solutions for the management of their payments and collections.

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

In 2020, regarding SMEs and Micro-enterprises segments, we implemented a new SMEs segmentation focused on the activity of our customers, which allowed us to develop a specific and exclusive value proposition for retailers, small businesses and institutions.

We simplified and improved the credit process, incorporated improvements in our credit analysis tools and engines, and increased the nominal caps ratings in order to provide a better quality of response. Also, in order to better understand the needs of the sector, we launched the new SMEs customer experience survey.

To mitigate the impact of the pandemic on micro, small and medium-sized enterprise customers, we granted more than Ps.70,000 million (not restated) in loans at reduced rates in line with the credit policies established by the Central Bank. This positioned us as the No. 1 private entity in amounts granted to SMEs.

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

At the beginning of 2020, the Agricultural sector looked promising in view of rising stocks and record harvests. The unfavorable macroeconomic context, coupled with a year with a severe water deficit, led to significant changes in the production decisions of these customers.

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

In 2021, as regards SMEs and Micro-enterprises, we promoted self-management from digital channels, expanded additional personalized attention on the web page, and implemented a new automatic rating renewal process, which included the extension of limits and the relaxation of requirements for credit evaluations. Special financing lines were also offered for working capital, productive investment, and salary payments.

As for Corporate Banking, it generated integral proposals and transactional solutions to improve the productive capacity of its clients and help them grow. Thanks to an alliance with FINOVA, a strategic supplier, we have been able to provide capital financing solutions for suppliers of corporate clients and achieve the financial inclusion of sectors with low or no sophistication.

In 2021, in terms of Agro Banking, overcoming the challenges of the sanitary emergency, we conducted field visits and face-to-face and virtual business rounds with producers (customers and non-customers) from all over the country. In addition, we enhanced the agricultural value chain through contact with companies selling inputs, seeds and capital goods to provide customers with an exclusive digital solution that allowed them to obtain the best cash prices and to finance the purchase at harvest. We also supported our customers with special financing lines for the payment of salaries and to meet working capital needs according to commodity crop cycles and regional productions. We increased the amounts of assistance to qualified customers, in order to meet the needs of producers, and we expanded our offer with dollar-linked fixed terms and mutual funds, among others.

During 2022, we deepened our focus on SMEs value chain, providing our suppliers and customers with collection and payment solutions, special financing lines for working capital, and a differential value proposal for the Plan Sueldo. Likewise, we focused on attracting new Plan Sueldo´s capita through an exclusive working capital qualification line for those customers who did not credit salaries in the Bank.

In relation to Megra Banking, we defined a new matrix service model between the divisions and the Megra Banking Management in order to provide better customer service. We approached the client jointly with the Megra officers of each division and the specialists of each product (cash, comex, Plan Sueldo, investments), to offer an integrated proposal to the client. We also incorporate digital solutions to optimize our clients’ treasury.

Following the commercial strategy implemented in Agro Banking, we remained close to our customers with visits to their fields, lunches, business rounds, agricultural exhibitions from the north to the south of the country. In this sense, we were present in the most important auctions, bringing our integral value proposal closer. We strengthened the integration of the agricultural value chain with companies selling inputs, seeds and capital goods, achieving alliances with more than 250 regional and national businesses throughout the country, reaching the producer with very competitive rates. On the other hand, we support the customer with an exclusive digital solution “Campo Simple” that allows our customers to obtain the best prices for inputs in cash and finance them at harvest and with a unified package for all individuals in the segment, with a unified and differential product through which they have access to all products for their personal and business use, in one single place, at a single cost.

From the financial point of view, we support our agro customers, especially SMEs, with special lines of financing for investment and working capital needs, according to the production cycles of commodities and regional productions.

To encourage the development of regional economies, we increased the lines of credit promoted by the national government (Línea de Financiamiento para la Inversión Productiva) and by the provincial governments of Salta, Jujuy, Misiones and Tucumán, with rates subsidized by FONDEP (Fondo Nacional de Desarrollo Productivo) and guaranteed by FOGAR (Fondo de Garantías Argentino) to contribute to investments and working capital financing.

Also, lines of loans with funds from the Inter-American Development Bank (Programa Global de Crédito para la Reactivación del Sector Productivo) with support from FONDEP (Fondo Nacional de Desarrollo Productivo) were made available, exclusively for the provinces of Catamarca, Salta and Tucumán, to promote productive investment by companies that invest in those jurisdictions and, throughout the country, a line of credit for SMEs to invest in goods for productive investment through leasing. In addition, a line of credit for SMEs to invest in goods for productive investment through leasing.

In addition, agreements were signed with the government of the province of Misiones to support, with a rate subsidy and pledge of a fixed-term certificate issued by the Instituto de Fomento Agropecuario e Industrial de la Provincia de Misiones (IFAI), the wood drying kilns industry (purchase of kilns for wood drying), craft beer entrepreneurs (purchase of machinery and equipment and/or adaptation of infrastructure and/or purchase of raw material) and yerbateros (working capital); and with the Province of Salta to grant loans for investments by SMEs with a rate subsidy from the Province.

We implemented an agreement between Banco Macro, the Federal Investment Council (CFI) and Garantizar Sociedad de Garantía Recíproca to implement operations of the CFI with a digital guarantee of the SGR and to expedite the implementation of loan operations for the credit lines for the Productive Reactivation and for Regional Exportable Production.

With regard to the evolution of the commercial loan portfolio, in 2022 there was an increase in nominal terms in financing to small businesses of 109%, to the Agricultural sector of 89% and to Megra banking of 42% compared to the end of the previous year.

As of December 31, 2020, 2021 and 2022, our commercial loan portfolio (without considering other financings) was as follows:

	Commercial loan portfolio (1)
	(as of December 31, of each year)
	(in millions of Pesos and as percentage of commercial loan portfolio)
	2020 (2)		2021 (2)		2022
Overdraft	48,799.5	15.7%	44,525.3	17.1%	45,662.3	21.5%
Documents	69,029.2	22.3%	66,668.1	25.6%	62,195.2	29.5%
Mortgage and pledge	26,051.2	8.4%	41,431.0	15.9%	24,005.4	11.4%
Consumer loans (3)	6,519.1	2.1%	8,197.9	3.2%	9,613.3	4.6%
Other	159,819.4	51.5%	99,189.3	38.2%	69,711.4	33.0%
Total Commercial Loans	310,218.4	100.0%	260,011.7	100.00%	211,187.6	100.00%

(1)

Including loans to micro credit institutions and commercial loans that, for the regulatory statements of debtors, was included as consumer portfolio following the criteria described in “Argentine Banking Regulation—Credit Portfolio.”

(2)	Figures stated in millions of Pesos in terms of purchasing power of Pesos as of December 31, 2022.
(3)	Includes credit card loans and personal loans.

Government Banking

It is the responsibility of the Government Banking Management to manage the links and actions with the National, Provincial and Municipal Public Sector at the central and decentralized levels, as well as with the autonomous entities to which we provide financial services for their administration and for the development of their communities.

In 2022, in addition to the advances in the payment ecosystem and in the digitalization of banking, and in order to contribute to the reactivation of the productive sector of the regional economy, we have offered financial assistance lines for working capital an investment to SMEs for more than Ps. 2,700 million in the provinces of Salta, Jujuy, Misiones, Tucumán and Catamarca in an articulated manner with each provincial government and with SMEs at the national level.

Finance Banking

We serve the Institutionalized Financial Sector, controlled by the Central Bank, which includes Public, Private, National and Foreign Banks, who maintain relationship with the Central Bank of the Argentine Republic. It also includes institutional investors (ART, Insurance Companies, etc.). We provide financial and investment banking services -funds, bonds, corporate bonds- within the capital market.

We continue to maintain our leadership in the organization and financing of financial trusts with public offerings. In the top 10 of the main issuers in the market, which represent 81.62 % of the total senior bond issues, we accompany 60 % of such issuers. The remaining 18.38 % is distributed among different entities in the market.

During 2022, we worked hard to assist clients towards their first trust issuance in the market, expanding our client base. We also accompany the large demanders of capital market financing, such as retail companies and Megra clients related to the agricultural sector. In this sense, we participated in the issuance of Ps. 53,830 million (expressed in seniority bonds) of financial trusts with public offerings, and prefinanced financial trusts in the order of Ps. 4,995 million.

As regards the placement of corporate bonds, through Macro Securities we accompanied our clients in the issuance and placement of corporate bonds (ON) for an aggregate amount of Ps. 263,840 million, representing 47.8% of the market issuances, measured in Pesos. It is worth mentioning that Banco Macro was arranger and Macro Securities underwriter of two (2) green bonds for the financing of renewable energy projects. These corporate bonds are part of ByMA’s panel of Social, Green and Sustainable Bonds (SVS) and were destined to the Tocota III Photovoltaic Solar Project, La Elbita I and La Elbita II Wind Power Projects.

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

Collection services. Our collection services include cash or check deposits at our 467 branches, automatic and direct debits from checking or savings accounts and the transportation of funds collected from corporate customers to our branches for deposit. Our extensive branch network enables us to offer fast and efficient collection services throughout Argentina, which is of critical importance to both regional and nationwide companies.

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

Our distribution network

As of December 31, 2022, we had the largest private sector branch network in the country, with 467 branches spread throughout Argentina. In particular, in line with our strategy of expanding nationally, we have extensive coverage in the Argentine provinces with 94% of our branches located outside the City of Buenos Aires. Furthermore, as of December 31, 2022, we had 1,808 ATMs, 932 self-service terminals (“SSTs”) and several service points used for social security benefit payments and servicing of checking and savings accounts and internet home banking service (“Home Banking”). The following table breaks down the distribution of our branches per province as of December 31, 2022:

	As of December 31, 2022
Province	Branches	% of total
City of Buenos Aires	28	6.0%
Buenos Aires (Province)	66	14.1%
Catamarca	1	0.2%
Chaco	2	0.4%
Chubut	6	1.3%
Cordoba	70	15.0%
Corrientes	4	0.9%
Entre Rios	10	2.1%
Formosa	0	0.0%
Jujuy	18	3.9%
La Pampa	2	0.4%
La Rioja	2	0.4%
Mendoza	15	3.2%
Misiones	36	7.7%
Neuquén	5	1.1%
Rio Negro	6	1.3%
Salta	38	8.1%
San Juan	1	0.2%
San Luis	2	0.4%
Santa Cruz	2	0.4%
Santa Fe	106	22.7%
Santiago del Estero	2	0.4%
Tierra del Fuego	2	0.4%
Tucuman	43	9.2%
TOTAL	467	100.0%

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

In a pandemic context, the Bank’s infrastructure was adapted and an appointment system for branch service was implemented. Based on the appointment system, we have been able to anticipate customer service and provide digital tools to resolve customer concerns or transactions without the need to go to the branch.

In 2020, the COVID-19 pandemic led us to shift more than 2,100 employees to work from their homes. To make this feasible, we have them the necessary tools to access the Bank’s cloud-based information and to communicate through video conferencing platforms.

In 2021, we continued with the implementation of the new Customer Service Model in more than 200 branches to enable the self-management of after-sales transactions. The new customer service model contemplates a digital experience assisted by an educator who acts when required. In 2021, we sought to offer new self-management functionalities through Operaciones Simples (Simple Operations) in the Bank’s portal.

In 2022, we continued to advance in the implementation of digital solutions, incorporating operations and services to provide a better experience to customers in all segments, both for their self-management and remote virtual operations, as well as to simplify their face-to-face operations. Within this framework, the role of communications and customer training is key to achieve the changes towards digitalization.

During 2022, we improved the virtual assistant platform so that both customers and non-customers could, in addition of resolving queries, perform operations. In this way, they could: register accounts, find out where their cards are in distribution, unblock passwords, renew “Fe de vida”, etc.

In 2022, the number of users of automatic channels and the transactions performed through automatic channels increased by 19% and 15%, respectively, compared to 2021, mainly due to a greater use of internet banking and mobile banking. The increase in transactions made through automatic channels has two benefits: it simplifies and easer customers’ operations and, at the same time, reduces operational tasks in the branches.

We have ATMs that operate independently of the branch and offer money extraction service and balances consultation, among other operations. During the three last years, we carried out an ambitious project to renew and expand our ATM fleet. As of December 31, 2022, we had a total of 1,808 ATMs, 665 of which allow us to receive cash deposits with immediate credit, which represents one of the most extensive networks in the country. Of the total, 98% ATMs have hearing support and voice guidance so that they can be operated by visually impaired people. All this has placed us in a leading position as to service quality, which is particularly important given the number and geographical dispersion of our ATMs.

Furthermore, we continued strengthening and updating the technology offered at our ATMs, maintaining strict standards of security, quality of service and availability in the ATM network. In 2022, the average monthly amount transacted through ATMs increased by 57% compared to 2021.

We have 932 SSTs terminals distributed in our branch network across Argentina, offering an ample variety of operations, including the possibility of making deposits twenty-four hours a day, every day, all year long. In 2022, the amount transacted through SSTs increased by 33% compared to 2021, with an average monthly amount traded of approximately Ps. 66,000 million.

As part of the plan to reduce branch tasks, during the last years we expanded the network of terminals with intelligent functionality that incorporate intelligent check deposit. In this way, customers can perform transactions in a more agile manner eliminating waiting times at branches. In 2022, we reached a total of 215 smart self-service terminals installed in 151 branches throughout the country, in which an average of approximately 176,000 transactions were carried out monthly.

Regarding Home Banking, we have implemented a collections service for companies offering the following benefits: security (no cash or checks are transported to the branch), practicality (easy and safe, backup of receipts in a PDF file, possibility to review the history of payments and receipts), accessibility (from any computer) and no additional cost. We also use Home Banking to inform our retail customers about the possibility of getting a personal loan, the amount available and how to apply for it. In 2020, we added certain functionalities to our Home Banking in order to facilitate the user experience. Nowadays, customers can operate consultative and transactional modules, through administrators and operators who are fully compliant with the established powers. For example, payroll, supplier and foreign trade payments are now available, enabling us to provide a fully digital solution.

Our Macro Banca Móvil channel has developed significantly in the last years. In line with the characteristics of the users and the technological trends supporting the development of the service, the Macro Banca Móvil application is available in the main virtual stores of the principal operating systems. Over the last few years we continue to work on new functionalities that generate value for clients: U.S. dollar purchase and sale transactions, transfers to new accounts, point checking and redemptions under our Macro Premia rewards program, and UVA loans detailed enquiries.

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

On October 1, 2021, the Bank, together with the other class B shareholders of Prisma, sent the notice of exercise of the put option and thus initiated the procedure for the sale of the remaining 49% of the share capital and votes of Prisma to AI ZENITH (Netherlands) B.V. (a company related to Advent International Global Private Equity). On March 18, 2022, Banco Macro informed that the transfer of all of its remaining shareholding in Prisma in favor of AI ZENITH (Netherlands) B.V. representing 4.4941% of Prisma’s capital stock and votes was completed.

For more information, please see note 12 to our audited consolidated financial statements as of December 31, 2022 and 2021 contained elsewhere herein.

Human Capital

We are employment facilitators at the federal level, we support the professional development of our employees, favoring diversity and inclusion in the work environment. Considering diversity as a competitive advantage, we worked on the promotion of an inclusive culture that guarantees equal opportunities and safe spaces to grow, express opinions and debate. In each area we promote a culture of non-discrimination, respect and appreciation of diversity and inclusion so that all people feel encouraged to be authentic and feel part of it. In 2022, we worked to become a more inclusive bank in three main areas: sexual diversity, equal opportunities and social inclusion.

In recent years we have witnessed a significant change in the labor and business context, and in response to this, we took the initiative to generate changes at the level of people management, accelerating an important transformation and thinking, first and foremost, about on how to prepare the capabilities of each member to cope with these changes. Thus, this new way of managing was translated into two actions: building the loyalty of internal talent and becoming an attractive employer, in order to have the most outstanding people in the market. To this end, the Bank began to review its value proposition, working hard on measuring the employee experience and adapting to new ways of working, becoming more agile and digital in its day-to-day management.

We have recently been distinguished with the #12 position in the annual Great Place to Work ranking in Argentina, climbing 3 positions with respect to 2022.During 2022, we worked on two main key dimensions that encompass the entire organization: the use of digital tools and a management model that puts each member at the center of decisions.

We focused on the continuity of a stage of organizational redesign in order to achieve a more horizontal structure that demonstrates the trust we have in each member of our organization.

With the idea of having committed and trained teams, new spaces and opportunities were created that influenced each person transversally, giving rise to a new way of working that is more autonomous, closer and based on trust. Based on the organizational redesign implemented, the foundations were laid for a new model of responsible self-management, providing more autonomy, allowing employees to take risks and make mistakes in order to improve themselves. At the same time, we fostered a leadership model, with the figure of leader-coaches who guide the actions of the teams of which they are part. These changes began to take shape in order to eliminate bureaucratic barriers to decision-making, optimizing workflows.

One of the main levers to accompany this collaborative culture was the implementation of Google Workspace for the entire staff, which fully impacted the way of working and communicating, leading us to a much more modern, agile and powerful state.

In 2022 we have reached an important level of development in terms of digital transformation, and we accompany each person and each area to amplify it, taking as a central core the creation of a good working environment and the involvement with the idea of working in a company that has a clear purpose to create value in Argentina.

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

The Risk Management Department is in charge of Financing Risk, Credit Risk and Technology and Operational Risk areas. The primary procedures developed by the Risk Management Department are:

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

In the event of a liquidity crisis, the Bank contemplates different actions within its contingency plan, such as: financing through interbank calls or borrowings against Central Bank; cash sale of securities portfolio; restriction in the granting of loans and increase in deposit interest rates in order to capture a greater volume of deposits. For more information, see note 52.2 to our audited consolidated financial statements as of December 31, 2022 and 2021.

Market risk

Market risk is defined as the possibility of suffering losses in our on and off-balance sheet positions as a result of adverse fluctuations in the market price of various assets.

Market risks include interest rate, foreign exchange and price risks. They are exposed to general and specific market movement and changes in the level of price volatility such as interest rates, credit spreads, foreign exchange rates, prices of shares and securities, among others. These risks arise from the size of the net positions held by us and/or the volatility of the risk factors involved in each financial instrument.

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

The risks to which the investment portfolios are exposed are monitored through Montecarlo “Value at Risk” (“VaR”) simulation techniques. We apply the VaR methodology to calculate the market risk of the main positions taken and the maximum expected loss based on a series of assumptions for a variety of changes in market conditions. For more information see note 52.3 to our audited consolidated financial statements as of December 31, 2022 and 2021.

Interest rate risk

Interest rate risk is the potential for changes in our financial condition resulting from adverse fluctuations in interest rates, which could have an adverse effect on capital or earnings.

Within the framework of interest rate risk management, we have a series of policies, procedures and internal controls that allow us to monitor the variation of the net present value of assets, liabilities and off-balance sheet items under certain scenarios of disturbance and stress in interest rates risk through Montecarlo simulations. For more information see note 52.4 to our audited consolidated financial statements as of December 31, 2022 and 2021.

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

Our open position as of December 31, 2022, stated in Pesos by currency, is disclosed in note 27 “Foreign currency amounts” to our audited consolidated financial statements as of December 31, 2022 and 2021.

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

Credit risk assessment for retail customers includes the use of risk applications based on screening and scoring methods, which impose a minimum threshold for the customer to be creditworthy, related to an arrears level. Qualifications are permanently available for branches in the Customer Management System (CRM) and for clients through digital channels, which allows them to operate automatically within the limits and conditions approved centrally by the Credit Risk Management.

The evaluation systems are based fundamentally on an admission score and certain rules of maximum indebtedness and installment/income ratio.

For the assessment of Corporate Banking customers, we feature different methods involving several responsible levels and which become more complex according to the magnitude of the transactions, as to amounts and type of assistance, weighted by terms and existing coverage.

For the approval of minor assistance, transitory or self-liquidating guarantees, credit powers are granted to senior officers based on their knowledge, experience and training. In any case, the use of these powers is associated with the result of an objective evaluation, avoiding any discretionality in credit approvals.

For the granting of predefined products and limited amounts, standardized evaluation systems are used in a decentralized manner and include origination screening methods for the admission and assignment of limits, based on economic, financial and equity information of the clients. Likewise, there is a periodic mass scale and centralized qualification process, which the Credit Risk Management Department makes available to the branches on a permanent basis.

When transactions exceed the amounts authorized by delegated powers or through decentralized risk analysis, the ratings are approved by Credit Committees. Committee resolutions establish the conditions to which the assistance is subject in terms of amounts, currencies, terms, coverage with guarantees, follow-up clauses, etc.

In order to limit the credit risk, guarantees are requested on the agreed financing. A specific area of Credit Risk Management is responsible for managing the collateral received by the Bank, as well as for evaluating and periodically updating its appraisal value and validity, in order to monitor the quality of the risk mitigators.

We have a formal, solid and well-defined process to manage the recovery management of problem loans. Procedures are differentiated according to portfolio type and delinquency status.

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

The Risk Management Department produces and sends periodic reports to the Board of Directors, the Risk Management Committee and the Senior Management. Based on these reports, the results of the monitoring of the management of the main risks to which we are exposed are made known. Each report contains information on risk measurement, its evolution, trends, main exposures, control of main limits and the level of capital required by type of risk.

For more information on risk management processes see note 52 “Capital management, Corporate Governance Transparency Policy and Risk management” to our audited consolidated financial statements as of December 31, 2022 and 2021.

Competition

We believe that we have an important advantage over our competitors in providing banking products and services to small communities in some provinces of Argentina as a result of the close community relationships and strong loyalty we have developed over time with our customers in these areas.

We consider Banco Santander Argentina S.A., Banco de Galicia y Buenos Aires S.A.U., Banco BBVA Argentina S.A., Industrial and Commercial Bank of China (Argentina), HSBC Bank Argentina S.A. and Banco Patagonia S.A. to be our main competitors among private banks. We also compete with certain regional banks.

In the future, we expect competition to increase in corporate transactions products, long-term lending, mortgage lending and other secured financings, credit cards, personal loans, payroll services and investment management services.

Competitive landscape

We ranked as the fourth private bank and sixth overall in Argentina in terms of total loans and third private bank and fifth overall in terms of total deposits as of September 30, 2022. In terms of equity, we ranked as the first private bank and the second bank overall in Argentina as of September 30, 2022.

Below are the rankings of banks across these metrics, figures were prepared based on Central Bank methodology:

Total Loans (September, 2022)

		Ps. Million	Market Share
1	Banco de la Nación Argentina (1)	1,526,029	21%
2	Banco de Galicia y Buenos Aires S.A.U.	787,083	11%
3	Banco Santander Argentina S.A.	783,466	11%
4	Banco de la Provincia de Buenos Aires (1)	652,474	9%
5	Banco BBVA Argentina S.A.	531,105	7%
6	Banco Macro S.A.	507,035	7%
7	HSBC Bank Argentina S.A.	273,746	4%
8	Industrial and Commercial Bank of China (Argentina) S.A.	238,382	3%
9	Banco de la Ciudad de Buenos Aires	221,800	3%
10	Banco Patagonia S.A.	195,305	3%

	Ps. Million	Market Share
Remainder of the Financial System	1,659,068	21%
Total Financial System	7,375,493	100%

Source: Central Bank. Figures were prepared based on Central Bank methodology.

(1)	Public sector banks.

Total Deposits (September, 2022)

		Ps. Million	Market Share
1	Banco de la Nación Argentina (1)	4,448,936	23%
2	Banco de la Provincia de Buenos Aires (1)	1,931,134	10%
3	Banco de Galicia y Buenos Aires S.A.U.	1,679,572	9%
4	Banco Santander Argentina S.A.	1,629,135	8%
5	Banco Macro S.A.	1,116,130	6%
6	Banco BBVA Frances S.A.	1,060,062	6%
7	Banco Credicoop Limitado	844,600	4%
8	HSBC Bank Argentina S.A.	722,330	4%
9	Banco de la Ciudad de Buenos Aires	655,537	3%
10	Industrial and Commercial Bank of China (Argentina) S.A.	564,882	3%
	Remainder of the Financial System	4,583,378	24%
	Total Financial System	19,235,696	100%

Source: Central Bank. Figures were prepared based on Central Bank methodology.

(1)	Public sector banks.

Equity (September, 2022)

		Ps. Million	Market Share
1	Banco de la Nación Argentina (1)	913,459	19%
2	Banco Macro S.A.	424,835	9%
3	Banco de Galicia y Buenos Aires S.A.U.	410,612	9%
4	Banco Santander Argentina S.A.	353,192	7%
5	Banco BBVA Argentina S.A.	297,157	6%
6	Banco de la Provincia de Buenos Aires (1)	285,098	6%
7	Citibank N.A. Rep Argentina	230,464	5%
8	Banco Credicoop Limitado	212,766	5%
9	Industrial and Commercial Bank of China (Argentina) S.A.C	151,825	3%
10	HSBC Bank Argentina S.A.	146,774	3%
	Remainder of the Financial System	1,291,028	27%
	Total Financial System	4,717,209	100%

Source: Central Bank. Figures were prepared based on Central Bank methodology.

(1)	Public sector banks.

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

	As of September 30, 2022
	Banking system		Banco Macro		Market Share (% share of total of branches in
Province	Branches	% of total	Branches	% of total	each province)
City of Buenos Aires	805	17.6%	28	6.0%	3.5%
Buenos Aires (Province)	1,487	32.5%	66	14.2%	4.4%
Catamarca	21	0.5%	1	0.2%	4.8%
Chaco	68	1.5%	2	0.4%	2.9%
Chubut	73	1.6%	6	1.3%	8.2%
Cordoba	460	10.1%	70	15.0%	15.2%
Corrientes	83	1.8%	4	0.9%	4.8%
Entre Rios	130	2.8%	10	2.1%	7.7%
Formosa	29	0.6%	0	0.0%	0.0%
Jujuy	37	0.8%	18	3.9%	48.6%
La Pampa	75	1.6%	2	0.4%	2.7%
La Rioja	28	0.6%	2	0.4%	7.1%
Mendoza	173	3.8%	15	3.2%	8.7%
Misiones	67	1.5%	36	7.7%	53.7%
Neuquén	86	1.9%	5	1.1%	5.8%
Rio Negro	81	1.8%	6	1.3%	7.4%
Salta	72	1.6%	37	7.9%	51.4%
San Juan	39	0.9%	1	0.2%	2.6%
San Luis	42	0.9%	2	0.4%	4.8%
Santa Cruz	52	1.1%	2	0.4%	3.8%
Santa Fe	488	10.7%	106	22.7%	21.7%
Santiago del Estero	57	1.2%	2	0.4%	3.5%
Tierra del Fuego	25	0.5%	2	0.4%	8.0%
Tucuman	98	2.1%	43	9.2%	43.9%
Total	4,576	100.0%	466	100.0%	10.2%

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

Furthermore, according to the rules regarding “Complementary Services of the Financial Entities and Allowed Activities”, as amended commercial banks are authorized to operate in local or foreign companies that have one or two of the exclusive corporate purposes listed in section 2.2 of Communication “A” 6342 as amended by Communication “A” 7631, in which the commercial bank’s interest either exceeds 12.5% of such companies’ voting stock or allows the commercial bank to control a majority of votes at a shareholders’ or board of directors’ meeting. The financial entities shall give notice to the Superintendency if the corporate purposes of such companies include any of the corporate purposes listed in section 2.2 of that rule.

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

Financial institutions in operation as of April 1, 2022, that do not comply with the integration of the basic capital requirement as foreseen, must submit to the Superintendency of Financial and Exchange Institutions a compliance program within 20 calendar days following the closing of the period in which such deficiency is recorded, which must not exceed June 30, 2024 in order to comply with the basic requirement.

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

For the purpose of determining the RPC, financial institutions included in Group A must compute as COn1 the positive difference between the higher of the accounting allowance stipulated in point 5.5 of IFRS 9 and the regulatory allowance calculated in accordance with the rules on “Establishment of minimum provisions for loan losses” or the accounting provision corresponding to the balance as of November 30, 2019.

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

Requirements applicable to dividend distribution

Dividends are calculated based on our statutory financial statements of the Bank, and prepared under Central Bank Rules, which differ in certain aspects from IFRS. The Central Bank has imposed restrictions on the payment of dividends, substantially limiting the ability of financial institutions to distribute such dividends subject to compliance with the rules set forth in the “Restated Regulations on Earnings Distributions”, under the criterion that the amount to be distributed cannot affect the institution’s liquidity and solvency, which shall be verified by the satisfaction of certain requirements, on a consolidated basis.

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

5.	The individual deductibles – regarding asset valuation – established by the Superintendency, including the adjustments derived from the failure to consider agreed adjustment plans.

6.	The resulting lower provisions and higher RPC from the treatment established on point 2 of the Central Bank’s Communication “A” 6946 (as amended) for financing SMEs for the payment of salaries.

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

Moreover, in the midst of the COVID-19 crisis, the Central Bank issued Communication “A” 6945, as amended from time to time, by virtue of which the distribution of dividends by financial entities was temporarily suspended. On December 2021, by means of Communication “A” 7421, as amended, the Central Bank authorized financial entities to distribute dividends for up to 20% of accumulated dividends by December 31, 2021 from January 1, 2022 to December 31, 2022. Those financial entities authorized by the Central Bank to distribute their profits must make such distribution in 12 equal, monthly and consecutive installments. On March 9, 2023 by means of Communication “A” 7719, the Central Bank repealed the suspension of the distribution of results of financial institutions (item 4. of communication “A” 7659), and it provided that as from April 1, 2023 and until December 31, 2023, those financial institutions that have the authorization of the Central Bank may distribute profits in 6 equal, monthly and consecutive installments for up to 40% of the amount that would have corresponded.

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

Coefficient of Common Equity Tier 1 (COn1) net of deductions (CDcon1) – as percentage of RWA -.
Financial Entities – That are not categorized as D-SIBs or G-SIBs-	D-SIBs and G-SIBs Financial Entities	Minimum coefficient of capital conservation –as percentage of dividend distribution -
4.5 – 5.13	4.5 – 5.38	100
> 5.13 – 5.75	> 5.38 – 6.25	80
> 5.75 – 6.38	> 6.25 – 7.13	60
> 6.38 – 7.0	> 7.13 – 8	40
> 7	> 8	0

Currently, the minimum limits required by the regulations are:

•	COn1/RWA: 4.5%

•	NWb/RWA: 6.0%

•	RPC/RWA: 8.0%

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

Credit Risk

The minimum capital requirement in respect of counterparty risk (“CRC”) shall be calculated with the items included, which must be computed on the basis of the balances as of the last day of each month (capital, interests, premiums, restatements – by the CER – and price differences, as appropriate, net of the non-recoverability and devaluation risks provisions and of accumulated depreciation and amortization attributable to them and other regularizing accounts, without deducting 100% of the minimum amount required for the non-recoverability risk provision in the portfolio corresponding to debtors classified as in a “Normal Situation” – points 6.5.1 and 7.2.1 of the rules on “Classification of Debtors”- and financings secured by preferential guarantees “A”).

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

Exposure to foreign financial institutions, pursuant to the credit rating assigned to the sovereign of their jurisdiction of incorporation
- AAA to AA-	20
- A+ to A-	50
- BBB+ to BBB-	100
- BB+ to B-	100
- Below B-	150
- Unrated	100
Exposure to companies and other legal entities in the country and abroad, including exchange institutions, insurance companies and stock exchange entities	100
Exposures included in the retail portfolio
Loans to individuals (provided that installments of loans granted by the institution do not exceed, at the time of the agreements, 30% of borrower’s income) and to Micro, Small- and Medium-Sized Companies (“SMEs”)	75
Other	100
Exposures guaranteed by reciprocal guaranty companies (sociedades de garantía recíproca) or public security funds registered with the registries authorized by the Central Bank	50

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

Type of Asset	Weighting (%)
Up to 50% of the lower of the real property market value or 60% of the mortgage loan	50
On the remaining portion of the loan	100
Past due loans over 90 days
Weighting varies according to the loan and specific provisions Created	50-150
Equity holdings	150
Securitization exposures, failed DvP transactions, non-DvP transactions, exposures to central counterparty institutions (CCP) and derivative transactions not included in said exposures	*
Exposures to individuals or companies originated in credit card purchases made in installments of travel tickets to foreign destinations and other touristic services abroad (lodging, car rental), either made directly to the service provider or through a travel agency or web platform	1250
Other assets and off-balance categories	100

*	They receive a special treatment.

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

One of the main aspects of Communication “A” 6620 is the introduction of the concept of large exposure to credit risk in Argentine banking regulations, which is defined as the sum of all values of exposure of a financial entity with a counterparty or group of connected counterparties when it is equal or above 10% of the Tier 1 Capital registered by the financial entity the immediately preceding month of its calculation.

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

On the other side, Communication “A” 6620 sets the global limit of exposure to risk with respect to affiliate counterparties at 20%. In the case of stock held in an investment portfolio, the sum of all the values of exposure to risk corresponding to the total stocks not related to the portfolio shall not exceed 15% (holdings in public services companies or companies dedicated to complementary services to financial activities are excluded). The total limit of stocks and holdings shall be the sum of all the values of exposure to risk corresponding to the total amount of stock in an investment or negotiation portfolio plus the credits for forward operations and sureties entered into in authorized Argentine markets shall not exceed 50%.

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

Furthermore, pursuant to Communication “A” 5889, as amended if a financial institution fails to meet market risk daily minimum capital requirements, except for any failure to meet the requirements on the last day of the month, calculated as a sum of VaR of included assets or derived from the calculation of capital requirements for interest rate, exchange rate and stock risks, the financial institution must replace its capital or decrease its financial position until such requirement is met, and has up to ten (10) business days from the first day on which the requirement was not met to meet the requirement. If the financial institution fails to meet this requirement after ten (10) business days, it must submit a regularization and reorganization plan within the following five (5) business days and may become subject to an administrative proceeding initiated by the Superintendency.

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

Minimum cash reserve obligations exclude (i) amounts owed to the Central Bank, (ii) amounts owed to domestic financial institutions (excluding special deposits related to inflows of funds – Decree No. 616/2005), (iii) amounts owed to foreign banks (including their head offices, entities controlling domestic institutions and their branches) in connection with foreign trade financing facilities, and with multilateral development banks, (iv) cash purchases pending settlement and forward purchases, (v) cash sales pending settlement and forward sales (whether or not related to repurchase agreements), (vi) overseas correspondent banking operations, (vii) demand obligations for money orders and transfers from abroad pending settlement to the extent that they do not exceed a seventy-two (72) business hour term as from their deposit; and (viii) demand obligations with business for the sales made by debt, prepaid, credit card and / or for the purchase.

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

The minimum cash requirement is determined on the basis of the average of the daily balances of the obligations covered:

•

recorded at the end of each day during the period prior to that of its integration, when the requirement is in Pesos, except for deposits in Pesos in accounts of payment service providers that offer payment accounts (PSPOCP) in which their clients’ funds are deposited.

•	recorded at the end of each day during each calendar month, for demands in foreign currency, securities and deposits in Pesos in accounts of PSPOCP in which their clients’ funds are deposited.

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

The table below shows the percentage rates that should be applied to determine the required minimum cash reserve requirement for financial institutions, depending on whether: (i) the financial entities are included in Group “A”, as provided by Section 4 of the regulations on “Authorities of financial entities” (Autoridades de entidades financieras), and/or branches or subsidiaries of foreign banks are classified as systemically important (G-SIB) not included in that group; or (ii) the remaining financial entities. Section 4 of the regulations on “Authorities of financial entities” of the Central Bank classifies the financial entities in: (a) Group “A” which includes those entities in which the amount of their assets is greater than or equal to 1% of the total of the assets of the financial system (for the purposes of calculating this indicator, the average of the assets corresponding to the months of July, August and September of the previous year will be considered, according to the data that arise from the corresponding information regime); (b) Group “B” which includes those entities in which the amount of their assets do not exceed 1% and greater than or equal to 0.25% of the total of the assets of the financial system; and (c) Group “C” which includes those institutions whose deposits do no exceed 0.25% of the total of the assets of the financial system. The following rates arise from Communication “A” 7644:

	Group A and G- SIB		Remaining financial institutions
Item	Pesos	Foreign Currency	Pesos	Foreign Currency
1- Checking account deposits and demand deposits opened at credit cooperatives	45		20
2- Savings account, salary/social security accounts, special accounts (except for deposits included on items 7, 11 and 15), and other demand deposits and liabilities, pension and social security benefits credited by ANSES pending collection and immobilized reserve funds for liabilities covered by these regulations	45	25	20	25
3- Unused balances of advances in checking accounts under executed overdraft agreements	45		20
4- Deposits in checking accounts of non-bank financial institutions, computed for purposes of meeting their required minimum cash reserve	100		100

5- Time deposits, liabilities under “acceptances”, (including responsibilities for sale or transfer of credits to agents different from financial institutions), stock-exchange repos (cautions and stock exchange passive repos), constant-term investments, with an option for early termination or for renewal for a specified term and variable income, and other fixed-term liabilities, except deposits included in the following items 7, 10 y 12 of this table, securities (including negotiable obligations), according to their outstanding term:

(i) Up to 29 days	25	23	11	23
(ii) From 30 days to 59 days	14	17	7	17
(iii) From 60 days to 89 days	4	11	2	11
(iv) From 90 days to 179 days	—	5	—	5
(v) From 180 days to 365 days	—	2	—	2
(vi) More than 365 days	—	—	—	—

6- Liabilities owed due to foreign facilities (not including those instrumented by term deposits, unless they are made by residents abroad linked to the entity pursuant to Section 2 of the rules on “Large Exposures to Credit Risk”, nor the acquisition of debt securities, to which they must apply the requirements provided in the previous point)

(i) Up to 29 days		23		23
(ii) From 30 days to 59 days		17		17
(iii) From 60 days to 89 days		11		11
(iv) From 90 days to 179 days		5		5
(v) From 180 days to 365 days		2		2
(vi) More than 365 days		—		—

	Group A and G- SIB		Remaining financial institutions
Item	Pesos	Foreign Currency	Pesos	Foreign Currency
7- Demand and time deposits made upon a court order with funds arising from cases pending before the court, and the related immobilized balances
(i) Up to 29 days	22	15	10	15
(ii) From 30 days to 59 days	14	15	7	15
(iii) From 60 days to 89 days	4	15	2	15
(iv) More than 90 days	—	15	—	15
8- Special deposits related to inflows of funds. Decree 616/2005		100		100
9- Time deposits in nominative, non-transferable Peso-denominated certificates, belonging to public sector holders, with the right to demand early withdrawal in less than 30 days from its setting up	25		11
10- Deposits and term investments —including savings accounts and securities (including Notes)— in UVIs and UVAs, according their outstanding term
(i) Up to 29 days	7		7
(ii) From 30 days to 59 days	5		5
(iii) From 60 days to 89 days	3		3
(iv) More than 90 days	—		—
11- Labor Work Fund for Construction Industry Workers, denominated in UVA	7		7
12-Deposits and fixed term investments created in the name of minors for funds they receive freely
13- Deposits in Pesos in demand accounts that constitute the assets of mutual funds (money market).	—		—
14- Deposits in Pesos in accounts of payment service providers that offer payment accounts (PSPOCP) in which the funds of their clients are deposited
15- Deposits in special accounts:	100		100
15.1. In Pesos (“Special accounts for holders with agricultural activity” and “Special accounts for exporters”).	—		—
15.2. In U.S. dollars (“Special accounts to credit export financing”).	—		—

Financial entities included in Group “A” and branches or subsidiaries of G-SIB not included in that group may integrate the period and daily requirement in Pesos with “National Treasury Bonds in Pesos at a fixed rate due May 23, 2027” and “National Treasury Bonds in Pesos at a fixed rate due November 23, 2027” in up to:

a)	5 percentage points of the rates described in points 1, 2 (in Pesos), 3, 9, and sections (i) and (ii) of point 5 and point 7 (both in Pesos).

b)	2 percentage points of the rate described in section (iii) of points 5 and 7 (both in Pesos).

c)	45 percentage points of the rate described in points 14 (both in Pesos).

Financial entities included in Group “A” and branches or subsidiaries of G-SIB not included in that group may integrate period and daily requirement in Pesos with Letras de Liquidez (“LELIQ”), Central Bank´s Notes (“NOBAC”) and/or national government securities in Pesos -including those by the CER and with yield in dual currency (dual bond) and excluding those linked to the evolution of the US dollar—with a residual term (at the time of subscription):

a)	not less than 180 days and not more than 450 calendar days acquired by primary subscription since June 1, 2021,

b)	not less than 120 days and not more than 450 calendar days acquired by primary subscription since November 1, 2021,

c)	not less than 90 days and not more than 450 calendar days acquired by primary subscription since November 1, 2021. days acquired by primary subscription since July 13, 22 and

d)

not less than 90 days and not more than 630 days acquired by primary subscription since September 27, 2022—which will continue to be computed until their maturity, as long as their integration is maintained.

e)	not less than 90 days and not more than 730 calendar days purchased by primary subscription as of March 9, 2023.

Communication “A” 7177, it provides that financial entities may integrate period and daily requirement in Pesos with LELIQ, NOBAC and/or national government securities in Pesos -including those by the CER and with yield in dual currency (dual bond) and excluding those linked to the evolution of the US dollar—with a residual term (at the time of subscription) of no less than 300 days and no more than 730 days from the time of subscription, received in exchange operations arranged by the National Government for securities acquired both by primary subscription and in the secondary market –in up to:

a)	On demand deposits provided for in items 1, 2 and 3 (in Pesos) 4 percentage points of the rate provided for.

b)

Time deposits and time investments made by holders of the non-financial private and non-financial public sectors and those provided for in item 11: all the requirement, except for the maximum proportion allowed for integration in “National Treasury Bonds in Pesos”.

c)	Term investments with variable remuneration made by clients with agricultural activity -according to item 2.5.2.2.2. of the rules on “Deposits and term investments”-: all the requirement.

d)	Other placements

1)	9 percentage points of the rates provided in section (i) of point 5 (in Pesos)

2)	7 percentage points of the rates provided by section (ii) of point 5 (in Pesos);

3)	3 percentage points of the rates provided by section (i, (ii) and (iii) of point 10; and

4)	2 percentage points of the rates provided by section (iii) of point 5.

Financial entities not included in the last paragraph in up to:

a)	Sight deposits provided for in items 1, 2 and 3 (in Pesos) 10 percentage points of the expected rate

b)	Other placements

b.1)	3 percentage points of the rates provided by sections (i) of point 5, and sections (i) to (iii) of point 10; and

b.2)	2 percentage points of the rates provided in section (ii) of point 5.

In order to be admitted for integration with “National Treasury Bonds in Pesos at a fixed rate due May 23, 2027”, “National Treasury Bonds in Pesos at a fixed rate due November 23, 2027”, and national government securities in Pesos -including those adjustable by the CER and excluding those linked to the evolution of the U.S. dollar –,LELIQ and/or NOBAC, as described above, they must be valued at market prices and be deposited in Sub-account 60, minimum cash enabled in the “Central Registry and Settlement of Public Liabilities and Financial Trusts—CRyL” (Central de Registro y Liquidación de Pasivos Públicos y Fideicomisos Financieros).

The minimum cash requirement will be reduced as explained bellow:

1.	In accordance with the participation in the total of financing operations to the non-financial private sector in Pesos in the entity of financing to SMEs in the same currency;

Participation, in the total of financing operations to SMEs with respect of total of financing operations to the non-financial private sector, in the institution.	Reductions (over the total of the concepts included in Pesos) %
Less than 4	0.00
From 4 to less than 6	1.00
From 6 to less than 8	1.25
From 8 to less than 10	1.50
From 10 to less than 12	1.75
From 12 to less than 14	2.00
From 14 to less than 16	2.25
From 16 to less than 18	2.50
From 18 to less than 20	2.75
From 20 to less than 22	3.00
From 22 to less than 24	3.25
From 24 to less than 26	3.50
26 or more than 26	3.75

It will be considered the mobile average balance at the end of the last 12 months prior to the low report of the financings in Pesos (Loans and Credits for Financial Leases) granted to SMEs in respect of the total of such financings to the non-financial private sector of the institution.

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

Effective from March 1, 2020, Communication “A” 6916, as amended, increased the 20% decrease of the requirement for “Ahora 12,” to 35% of the aggregate financings in Pesos granted by the relevant institution until September 30, 2020, and 50% of the aggregate financings in Pesos granted from October 1, 2020, to January 1, 2022 and 40% of the aggregate financings in Pesos granted as from February 1, 2022. Additionally, effective from March 19, 2020, Communication “A” 6937 set the limit of the deduction at 6% over the items in Pesos subject to the Central Bank Rules of Minimum Cash. Effective as of July 29, 2021, this limit was expanded to 8% over the items in Pesos subject to the Central Bank Rules of Minimum Cash.

3.

Requirements for financings included in the “Line of financings for the productive investments of SMEs”, will be reduced by an amount equivalent to % of the financings foreseen in point 4.1. of such line of credits, provided such financings are agreed at an annual nominal interest rate of up to %, measured on a monthly average of daily balances from the previous month.

4. For financial entities that have implemented the remote and face-to-face opening of the “Universal Free Account (CGU)” provided for in item 3.11. of the rules on “Savings, salary and special deposits”, the requirement will be reduced by an amount equivalent to the financing in Pesos granted as from April 1, 2021 to individuals and SMEs -as defined in the rules on “Determination of the status of micro, small or medium-sized enterprises”- that have not been reported by financial entities in the “Central de of debtors of the financial system” (CENDEU) in December 2020, provided that they have been agreed at an annual nominal interest rate that does not exceed, at that time, the maximum rate established in the first paragraph of point 2.1.1. of the rules on “Interest rates in credit operations”- the case of entities of Groups “A”, “B” and branches or subsidiaries of G-SIBs not included in those groups, and regardless of the amount of financing- or as per point 2.1.2. “A”, “B” and branches or subsidiaries of G-SIB not included in those groups, and regardless of the amount of the financing—or the one in force according to item 2.1.2. of those rules for the rest of the financial entities.

The monthly average balance of the financings reached in the period prior to the integration of the requirement shall be considered.

This deduction may not exceed 3% of the items in Pesos subject to requirement on average of the month prior to the month of integration.

5.

Depending on the cash withdrawals made through institution ATMs. By the amount calculated on the basis of the monthly average of total daily cash withdrawals from ATMs, corresponding to the prior month, located in the institution’s operational houses, according to the jurisdiction in which is located, in accordance with the provisions of the “Locations for Financial Institutions Categorization Rules”.

For this purpose, the included ATMs are those that – at least – allow users to make cash withdrawals regardless of the institution in which they are customers and the network managing such equipment and that –on a monthly average, computing business and non-business days – have remained accessible to the public for at least ten hours a day.

By Communication “A” 7616 the validity of this reduction of requirement is until December 31, 2022 and by Communication “A” 7661 it is extended from January 1, 2023 to June 30, 2023.

6.	By Communication “A” 7616 on the basis of the balances of the included financings disbursed up to 9.30.22:

6.1. In the case of financial entities included in Group “A”, the requirement will be reduced by an amount equivalent to the 30% of the aggregate of all financing in Pesos to SMEs – in accordance with the definition contained in the “Determination of the Status of Micro, Small or Medium-Sized Enterprises Rules”- agreed at a maximum interest of:

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

The financings calculated for the point 1.5.4 deduction cannot be included for the determination of the point 1.5.1 deduction.

6.2.	In accordance with the special treatment provided for financings under Decree No. 260/2020.

The requirement will be reduced by an amount equivalent to 40% of the sum of the financings in Pesos agreed to an annual rate of up to 24% with the following objectives:

a.	SMEs if at least 50% of such financings are allocated to working capital.

b.	Providers of human health services if they provide hospitalization in the framework of the health emergency as provided by Decree No. 260/2020.

c.	Non-SMEs clients that agree such financings for the acquisition of machines and equipment produced by local SMEs.

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

•	Clients that did not received such special assistance.

6.3.	In accordance with the special treatment provided for under Decree No. 322/2020. The requirement will be reduced by an amount equivalent to:

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

6.4.

In the case of financings to SMEs not informed at the Financial System’s Debtors Center (Central de Deudores del Sistema Financiero), the requirement will be reduced by an amount equivalent to 40% of the financings in Pesos to SMEs agreed at a nominal annual rate of 24% measured on a monthly average of daily balances from the previous month.

The Executive Power created the Zero Rate Credit Program 2021, which consist on obtaining a credit at zero rate with a subsidy of 100% of the total financial cost, in order to assist workers adhered to the Simplified Regime for Small Taxpayers (RS), to accompany the productive recovery process.

The amount of the credit, according to each category, may not exceed:

•	Category “A”, a maximum limit of Ps. 90,000;

•	Category “B”, a maximum limit of Ps. 120,000; and

•	Other categories, a maximum limit of Ps. 150,000.

The financing computed for the deduction provided in points 1, 3, 4, and points 6.1, 6.2 and 6.4 can only be computed in one of the above-mentioned points.

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

LELIQ global daily position

Pursuant to Section 8 “net position in LELIQ and NOTALIQ” of the Central Bank rules “Cash settled and forward transactions, futures, bonds, surety bonds, other derivatives and mutual funds” financial institutions may maintain a net position in short term LELIQ global including those effectively imputed to integrate the minimum cash requirement in Pesos pursuant to points 1.3.7.1. and 1.3.17. of the Central Bank “Rules of Minimum Cash “- up to an amount equivalent to the average daily balance of time deposits in Pesos of the previous period.

Financial institutions that have a percentage of time deposits in Pesos in relation to the total deposits in Pesos -measured as a monthly average of daily balances of the previous period, considering only capital without interest or adjustments- equal to or higher than 20%, may maintain a joint positive net position of longer term LELIQ and variable rate Liquidity Notes (NOTALIQ).

For more information, see “Argentine Banking Regulations—Minimum Cash Reserve Requirements”.

Internal liquidity policies of financial institutions

Pursuant to the Central Bank regulations on the LCR, financial institutions must adopt management and control policies that ensure the maintenance of reasonable liquidity levels to efficiently manage their deposits and other financial commitments and must comply with the liquidity coverage ratio established thereunder, under a 30-day stress test scenario. Such policies should establish procedures for evaluating the liquidity of the institutions in the framework of prevailing market conditions to allow them to revise projections, take steps to eliminate liquidity constraints and obtain sufficient funds, at market terms, to maintain a reasonable level of assets over the long term. Such policies should also address (i) the concentration of assets and liabilities in specific customers, (ii) the overall economic situation, likely trends and the effect on credit availability and (iii) the ability to obtain funds by selling government debt securities and/or own assets.

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

Interest rate and fee regulations

Maximum lending rates

Since 2020, maximum interest rates applicable to the lending transactions were restated. Currently Communication “A” 7605 stablishes that the maximum interest rate applicable to credit card transactions shall not exceed a nominal annual rate of 77 % in transactions that do not exceed Ps. 200,000. When the financed amount exceeds Ps.200,000 the only applicable limit is the one stablished in Article 16 of the Credit Card Law.

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

Zero interest-rate financings policy

By means of Communication “A” 6993, dated April 24, 2020, with the purpose of containing the impact of COVID-19 pandemic, the Central Bank established a zero interest-rate financing policy, applicable only to the eligible clients to be later determined by the

Federal Public Revenue Administration (“AFIP”) to whom the financial institutions may grant credit card financings to be paid in at least 12 equal and consecutive installments after a 6-month grace period. In regard to these loans, the minimum cash requirement will be reduced in accordance with the provisions of Decree No. 332/2020 (as amended and restated). Additionally, companies which are granted a zero interest-rate loan may not, until full repayment: (i) access the foreign exchange market to carry out operations corresponding to the formation of foreign assets, remittance of family aid and derivatives; and, (ii) sell securities with settlement in foreign currency or transfer them to other depositary entities (contado con liquidación). The aforementioned policies are ineffective since April 27, 2021.

Minimum term deposit rates

Pursuant to Communication “A” 7491 (as amended by Communication “A” 7561), for financial institutions included in groups “A” and “B” -for the purposes of the rules on “Minimum Cash”- and branches or subsidiaries of foreign banks rated as systemically important (G-SIBs) not included in those groups, in the case of deposits in Pesos not adjustable by UVA or UVI on behalf of holders of the non-financial private sector, a minimum deposit rate shall apply, which shall be timely disclosed by the Central Bank, in accordance with the following:

As of March 17, 2023, fixed-term deposits that do not exceed a total of Ps. 10 million at the date of constitution of each fixed-term deposit and that are constituted by individuals in financial institutions, will have a passive rate of 100% of the Monetary Policy rate of the day prior to that in which the impositions are made, or the last one disclosed, as the case may be. In the case of fixed-term deposits constituted in the name of two or more individuals, the amount of the fixed-term deposit will be distributed proportionally among its holders.

For fixed term deposits not included in the preceding paragraph, the deposit rate will be 89.10% of the Monetary Policy rate of the day prior to the day on which the deposits are made, or the last one disclosed, as the case may be.

Fees

Central Bank regulations granted broad protection to customers that includes, among other things, the regulation of fees and commissions charged by financial institutions for services provided. Fees and charges must represent a real, direct and demonstrable cost and should be supported by a technical and economic justification. It is worth noting that Communication “A” 5514 sets forth an exception to the enforcement of Communication “A” 5460 for certain credit agreements that have pledges as collateral and are issued before September 30, 2018. Central Bank regulations grant broad protection to financial services customers since 2013. The protection includes, among other things, the regulation of fees and commissions charged by financial institutions for services provided. According to Central Bank rules on “Protection to Financial Services Customers”, fees and charges must represent a real, direct and demonstrable cost and should be supported by a technical and economic justification. It is worth noting that Section 2.3.2.2 of “Protection to Financial Services Customers” Central Bank regulations regarding protection to financial services customers sets forth certain exceptions to the application of fees and charges (for example for insurance services and SMEs for over-the-counter cash deposits).

Also, fees and charges are not applicable for immediate electronic transfers when: (i) they are ordered by final customers of financial services; (ii) the same individual or entity is the one ordering and receiving the transfer; (iii) they are ordered or received in accounts for judicial use, among others.

Central Bank Communication “A” 6212, effective as of April 1, 2017, reduced credit card and debit card sales commissions on a gradual annual plan. Pursuant to Communication “A” 6212, the maximum credit card sales commission rate for 2017 was 2.0% and for 2018, 2019 and 2020, it was 1.85%, 1.65%, 1.50%, respectively, and it was and will be 1.30% for 2021 and after. The maximum debit card sales commissions for 2017 was 1.0% and for 2018, 2019 and 2020, it was 0.90%, 0.80%, 0.70%, respectively, and it was and will be 0.60% for 2021 and after. In June 2022, the Central Bank issued Communication “A” 7533, whereby it is established that debit cards sales commission fees must not exceed 0,60% and credit cards sales commission fees must not exceed 1.30%.

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

On the other hand, Communication “A” 7305 issued on June 11, 2021 and effective as from July 1, 2021, provides for new maximum terms for financial entities to credit to the deposit account opened in the name of the supplier or affiliated business the amount of each sale made in one payment through the use of the credit and/or purchase cards issued by them.

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

Loans and Housing Units

The Central Bank has adopted measures for taking deposits and extending loans expressed in a special measuring unit adjustable by the CER. These special units are referred to as UVAs.

In addition, Law No. 27,271 provides for the adjustment of deposits and loans by reference to the construction index, expressed in a special measuring unit referred to as Housing Units (UVIs).

Consequently, UVAs and UVIs coexist and may be used both with respect to bank loans and deposits. The initial value of the UVI was Ps.14.05 (the same as the UVA), representing the cost of construction of one thousandth square meter of housing as of March 31, 2016. As of April 26, 2023 the value of UVI and UVA are Ps. 218.56 and Ps. 231.23, respectively.

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

b.

other financing to exporters, who have a flow of future income in foreign currency and verify, in the year prior to granting the financing, a billing in foreign currency for an amount that is reasonably related to that financing;

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

f.

financing of investment projects, working capital and / or acquisition of all kinds of goods, including temporary imports of inputs, which increases or are linked to the production of exporting products. Even though the total income of the exporting companies does not come from their sales abroad, the financing may be imputed when the cash flow in foreign currency from their exports, is enough for its cancelation;

g.

financing for commercial and commercial portfolio clients of credits for consumption or housing -according to the provisions established in the rules on “Classification of debtors”, whose destination is the importation of capital goods (“BK” in accordance with the Mercosur’s Common Nomenclature established in Annex I to Decree No. 690/02 and other complementary provisions), which increase the production of merchandise destined for the domestic market;

h.

foreign currency debt securities or financial trust participation certificates including other payment rights specifically recognized on trust agreements whose underlying assets are loans made by the financial entities in the manners set forth in (a) to (d) above and first sentence of (f), or documents in which cash flows in Pesos or foreign currency have been assigned to the trustee, in foreign currency credit agreements, under the terms and conditions set forth in items mentioned before;

i.	financings for purposes other than those mentioned in (a) to (d) above, included under the IDB credit program (“Préstamos BID N° 119/OC-AR”), not exceeding 10% of the lending capacity;

j.	inter-financing loans;

k.	Central Bank bills (Letras y Notas) denominated in U.S. dollars;

l.

direct investments abroad by companies that reside in Argentina, which seek the development of productive activities of non-financial goods and/or services, either through contributions and/or purchases of shares in companies, to the extent that they are constituted in countries or territories considered cooperators for the purposes of fiscal transparency according to the provisions of article 1 of Decree No. 589/13 as amended;

m.

financing of investment projects, including working capital, which allows the increase of production in the energy sector and have firm sales contracts and/or endorsements or guarantees in foreign currency;

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

The following concepts shall be excluded from the calculation when determining a bank’s foreign currency net global position: (i) deductible assets to determine the Banks´s RPC, (ii) the included concepts that the financial entity registers in its branches abroad, (iii) the balances corresponding to the “Special accounts for holders with agricultural activity” and the “Special accounts for exporters”, (iv) the non-transferable domestic bills of the Central Bank of the Argentine Republic in Pesos settleable at the Reference Exchange Rate Communication “A” 3500 (“LEDIV”) at zero rate, (v) the public and private securities in Pesos adjustable by the exchange rate -without exceeding the net between the deposits of point 1. 2.4. and the LEDIV– and (vi) the loan agreements in Pesos with variable remuneration based on the variation in the price of the U.S. dollars that are not covered by the term investments with variable remuneration based on the U.S. dollar.

Limits

Negative Foreign Currency Net Global Position (liabilities exceeding assets): the limit is 30% of the RPC of the immediately preceding month (Communication “A” 7417).

Positive Foreign Currency Net Global Position (assets exceeding liabilities): This daily position (daily balance converted to Pesos at the reference exchange rate of the immediately preceding month) cannot exceed 5% of the RPC of the immediately preceding month.

Positive Foreign Currency Net Global Position in Cash: this daily position (daily balance converted to Pesos at the reference exchange rate of the immediately preceding month) cannot exceed the higher of U.S.$ 2,500,000 or the 0% of the RPC of the immediately preceding month.

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

As provided by Communication “A” 7093 (as amended by Communication “A” 7395), it includes national treasury bills denominated in foreign currency that the institutions receive in exchange for National Treasury Bills – under Law 27,556 – that they have imputed to this point on the Business Day immediately preceding the day on which they are delivered in exchange.

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

Credit Portfolio

The regulations on debt classification are designed pursuant to Central Bank Rules, which differ from IFRS to establish clear guidelines for identifying and classifying the quality of assets, as well as evaluating the actual or potential risk of a lender sustaining losses on principal or interest, in order to determine (taking into account any loan security) whether the provisions against such contingencies are adequate. Banks must classify their loan portfolios into two different categories: (i) consumer or housing loans and (ii) commercial loans. Consumer or housing loans include housing loans, consumer loans, credit-card financings, loans of up to Ps. 85,260,000 to micro-credit institutions, and commercial loans of up to Ps. 426,300,000 with or without preferred guarantees when the institution elected. All other loans are considered commercial loans. Consumer or housing loans in excess of Ps. 426,300,000, the repayment of which is linked to the evolution of its productive or commercial activity, are classified as commercial loans.

At the entity’s option, financing of a commercial nature of up to Ps.426,300,000, whether or not such financing has preferred guarantees, may be grouped together with credits for consumption or housing, in such case they will receive the treatment provided for the latter. If a customer has both kinds of loans (commercial and consumer or housing loans), the consumer or housing loans will be added to the commercial portfolio to determine under which portfolio they should be classified based on the amount indicated. In these cases, the loans secured by preferred guarantees shall be considered to be at 50% of its face value.

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

Commercial loans - Regulatory Classification

The principal criterion used to evaluate a loan pertaining to the commercial portfolio is its borrower’s ability to repay it, whose ability is mainly measured by such borrower’s future cash flow. Pursuant to Central Bank Rules, commercial loans are classified as follows:

Classification	Criteria
Normal Situation	Borrowers that demonstrate their ability to comply with their payment obligations. High repayment capacity.

Subject to special Monitoring/Under observation	Borrowers that, among other criteria, are up to 90 days past due and, although considered to be able to meet all their financial obligations, are sensitive to changes that could compromise their ability to honor debts absent timely corrective measures.

Subject to special Monitoring/ Under negotiation or refinancing agreement	Borrowers who are unable to comply with their obligations as agreed with the bank and, therefore, formally state, within 60 calendar days after the maturity date, their intention to refinance such debts. The borrower must enter into a refinancing agreement with the bank within 90 calendar days (if up to two lenders are involved) or 180 calendar days (if more than two lenders are involved) after the payment default date. If no agreement has been reached within the established deadline, the borrower must be reclassified to the next category according to the indicators established for each level.

Troubled	Borrowers with difficulties honoring their financial obligations under the loan on a regular basis, which, if uncorrected, may result in losses to the bank.

With high risk of insolvency Irrecoverable	Borrowers who are highly unlikely to honor their financial obligations under the loan. Loans classified as irrecoverable at the time they are reviewed (although the possibility might exist that such loans might be collected in the future). The borrower will not meet its financial obligations with the financial institution.

Irrecoverable according to Central Bank’s Rules	(a) Borrower has defaulted on its payment obligations under a loan for more than 180 calendar days according to the corresponding report provided by the Central Bank, which report includes: (1) financial institutions liquidated by the Central Bank, (2) residual entities created as a result of the privatization of public financial institutions, or in the privatization or dissolution process, (3) financial institutions whose licenses have been revoked by the Central Bank and find themselves subject to judicial liquidation or bankruptcy proceedings and (4) trusts in which Seguro de Depósitos S.A. (SEDESA) is a beneficiary; or (b) certain kinds of foreign borrowers (including banks or other financial institutions that are not subject to the supervision of the Central Bank or similar authority of the country in which they are incorporated) that are not classified as “investment grade” by any of the rating agencies approved by the Central Bank.

Consumer or housing loans - Regulatory Classification

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

Minimum Credit Provisions

Unless otherwise indicated, the financial regulations described in this section have been prepared in accordance with Central Bank Rules. IFRS differs in certain significant respects from Central Bank Rules. See Item 5B. “Critical accounting policies” and note 3 to our audited consolidated financial statements as of December 31, 2022, 2021 and 2020.

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

Allowances for loan losses

The Central Bank Rules establishes minimum requirements for allowances for loan losses, in accordance with the category assigned to the client and the type of guarantee. Entities may have allowances for amounts higher than the minimum requirements, as deemed reasonable. Allowances are designed pursuant to the Central Bank Rules which differ from IFRS. See Item 5B. “Critical accounting policies” and note 3 to our audited consolidated financial statements as of December 31, 2022 and 2021.

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

The SSGD covers deposits made by Argentine individuals and legal entities in Pesos and foreign currency and maintained in accounts with the participating financial institutions, including checking accounts, savings accounts, and time deposits up to the amount of Ps.1,500,000, as set forth by Central Bank Communication “A” 6973 of the Central Bank, as amended. However, pursuant to Communication “A” 7661, the Central Bank raised the amount covered by the Deposit Insurance System to Ps.6,000,000 since January 1, 2023.

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

As of November 2021, and to June 30, 2022, in case the appointment system is used by financial entities, they shall clearly display such circumstance in their websites, the appointment must be easily requested trough the website or by any other electronic mean and the date assigned shall not exceed 3 business days from the date the request is being made. If the service capacity of the institutions allows it, customers without an appointment must be attended, giving priority to those who have an appointment and those who have a disability certificate, people with reduced mobility or difficulties in accessing or remaining at the premises, among others. Also, sanitary measures established by means of Decree 678/2021 must be complied with, these include, masks must be used by all people inside closed spaces, distance between people must be maintained, rooms must be adequately and constantly ventilated, among others.

On a different note, by means of Communication “A” 6939, as amended, the Central Bank established that distribution of dividends by financial entities was temporarily suspended until December 31, 2021 On December 2021, the Central Bank authorized financial entities to distribute dividends for up to 20% of accumulated dividends by December 31, 2021 from January 1, 2022 to December 31, 2022. Those financial entities authorized by the Central Bank to distribute their profits must make such distribution in 12 equal, monthly and consecutive installments. Notwithstanding the aforementioned temporary authorization, by means of Communication “A” 7659 dated December 15, 2022, the Central Bank provided for the suspension of the distribution of results of financial institutions effective as from January 1, 2023 and until December 31, 2023. However, by means of Communication “A” 7719 dated March 9, 2023, the Central Bank resolved to repeal such suspension, effective as from April 1, 2023, and provided that financial entities authorized by the Central Bank, in accordance with the rules on “Distribution of income”, may distribute income in 6 equal, monthly and consecutive installments of up to 40% of the amount that would have been applicable if the above mentioned rules had been applied, effective until December 31, 2023. For more information, please see “Argentine Banking Regulations— Requirements applicable to dividend distribution.”

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

Other measures

•

Classification of Debtors: On March 19, 2020, the Central Bank issued Communication “A” 6938, as amended from time to time, by which new rules regarding the criteria for debtor classification and provisioning are to be adopted until June 1, 2021. These rules provide an additional 60-day period of non-payment before a loan is required to be classified as non-performing and include all financings to commercial portfolio clients and loans granted for consumption or housing purposes. On March 25, 2021, through Communication “A” 7245, the Central Bank established a gradual transition in the definition of debtors for clients who chose to postpone the payment of installments, a benefit was not renewed from the due date at the end March 31, 2021. Financial entities and other obligated parties must increase the grace period to classify their debtors in levels 1, 2 and 3, both for the commercial portfolio and for the consumer or housing portfolio, according to the following schedule: i) Until March 31, 2021, in 60 days, ii) Until May 31, 2021, in 30 days, and iii) As of June 1, 21, financial entities must classify their debtors according to the general debtor classification. On February 2, 2023, the Central Bank issued Communication “A” 7687 effective until December 31, 2023 and in order to favor the financing of the productive sector affected by the drought, the Central Bank provides -for those producers to whom the provisions related to the Agricultural Emergency Law are applicable- that for the purposes of computing the term in arrears to consider a debtor, as provided in the rules on “Classification of Debtors”, classified in: (i) category 1 (normal situation): it is allowed to incur in up to 75 days in arrears in the payment of its obligations; (ii) category 2 (with special monitoring or low risk): such term will be 76 and up to 75 days in arrears in the payment of its obligations: (i) category 1 (normal situation): it is permissible to incur up to 75 days of arrears in the payments of its obligations; (ii) category 2 (with special follow-up or low risk): such term shall be 76 and up to 135 days of arrears; and (iii) category 3 (with problems or medium risk): such term shall be 136 and up to 225 days of arrears.

•

Facilities and Government Guarantees to Finance Payment of Salaries: Decree 326/2020 created a fund of specific application within the FOGAR (acronym in Spanish for Fondo de Garantías Argentino), with the aim of backing financings provided to SMEs by financial entities in order to pay salaries. Simultaneously, the Central Bank set limitations on banks’ holdings of notes from the Central Bank (LELIQ), in order to make liquidity available and encourage the provision of credit lines to SMEs. On March 26, 2020, the Central Bank also issued Communication “A” 6946, by means of which the facilities granted at a preferential rate (not more than 24% per year) within the framework of Communication “A” 6937 (as amended by Communications “A” 6943, “A” 7006 and “A” 7157) to SMEs and households may be deducted from reserve requirements, considering 130% of its amount when its proceeds are for the payment of salaries and the granting entity is the agent of payment of those salaries. These assistances will be provisioned in the financial statements until their cancellation based on the classification of the small and medium-sized company at the time of granting. The amounts of: a) the reduction of the provisions by application of this measure; b) the reduction of the provisions due to the suspension of the application of the expected credit losses criterion for Group B entities; and c) the increase in the RPC due to the positive difference between the provisions according to IFRS and according to the Central Bank’s regulatory framework for Group A entities, must be subtracted from the calculation to determine the distributable profit. On October 15, 2020, through Communication “A” 7140, the central bank promoted two new credit lines at a preferential rate for companies, in addition to the existing 24% credit line to SMEs. The two new credit lines are: i) a 30% interest rate credit line to fund capital goods acquisitions and investments in the construction sector, and ii) a 35% credit line to finance working capital needs from SMEs. The 30% interest rate credit line shall represent 30% of total origination under this rule. On January 6, 2021, through Communication “A” 7197, the central bank ruled that the 65% amount of credit lines granted to finance working capital needs from SMEs disbursed since October 16, 2020 may be applied to achieve the abovementioned 30% of total origination of the 30% interest rate credit line. On February 25, 2021, through Communication “A” 7227, the Central Bank increased from 65% to 100% the amount of credit lines granted to fund working capital needs from SMEs disbursed since October 16, 2020 that can be applied to achieve the required origination of the 30% interest rate credit line. In addition, the Central Bank ruled that the balance of credit lines to SMEs shall be equivalent to a minimum of 7.5% of the average balance of deposits from private sector as of September 30, 2020.

•

Time deposits minimum rate. By virtue of Communication “A” 6983, the Central Bank ruled that all non-adjustable time deposits under Ps.1 million made by individuals as of April 20, 2020, shall have a minimum rate equivalent to the 70% of the average LELIQ’s tendering during the week prior to the date in which the deposit is made. For more information, see “Argentine Banking Regulations—Liquidity and Solvency Requirements—Minimum Cash Reserve Requirements—LELIQ global daily position.”

•

Securities-guaranteed transactions prohibition. By means of Communication “A” 6991, the Central Bank forbid financial institutions to guarantee transactions via securities (caución bursátil). By means of Communication “A” 7683, the Central Bank authorizes financial entities to carry to guarantee transactions via securities (caución bursátil)-passive- in Pesos, in stock exchanges and markets authorized by the CNV. Also, they are excluded from the obligations included for the determination of the minimum cash requirement.

•

Credit line for productive investment of SMEs. Pursuant to Communication “A” 7140, as amended, the Central Bank approved the rules for a “Credit line for productive investment of SMEs” (líneas para el financiamiento productivo) destined to the acquisition of capital goods, and/or the construction of facilities necessary for the production of goods and/or services, and the commercialization of goods and/or services, with a maximum annual nominal rate from 35% to 43%. For these credit line, financial institutions are required to maintain a regulatory quota equal to 7.5% of their non-financial private sector deposits. Through Communication “A” 7240, the Central Bank ruled that the balance of credit lines to SMEs shall be equivalent to (i) a minimum quota of 7.5% of the average balance of deposits from private sector as of September 2021, for the 2021/2022 quota, and (ii) a minimum quota of 7.5% of the average balance of deposits from private sector as of March 1, 2022, for the 2022 quota.

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

Fintech regulations

The Central Bank issued Communications “A” 6885 (as amended and restated, “Communications “A” 7226”), by means of which it regulates certain aspects of Fintech operations. Through these communications, it defined Payment Service Provider (“PSP”) as those non-financial entities in retail payments, performing under the global framework of the payment system, such as offering payment accounts to order and/or receive payments.

By means of these rules, PSPs operations are regulated and an specific registry for them was created. Particularly, Communication “A” 6885 forbids entities to operate as PSP if (i) they are not properly incorporated in Argentina; (ii) they are incorporated as a stock exchange, clearing chamber or agent under the CNV Rules; or (iii) if its capital, right votes, administrative or inspection body are integrated by people disqualified for performing financial activities in Argentina by the Financial Institutions Law, condemned by crimes against property, the public administration, the economic and financial order or public faith, privacy violations, illicit association or by section 1.b of the Foreign Exchange Criminal Regime. Shareholdings acquired on stock exchanges that do not reach the threshold of 20% of the capital or voting rights are exempt from the provisions of point (iii).

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

On February 24, 2022, the Central Bank issued Communication “A” 7462 (as amended and restated, “Communications “A” 7533) providing for the creation of the “Register of interoperable digital wallets” and establishing that any PSP wishing to provide a digital wallet service that allows making transfer payments initiated by reading QR codes must be registered therein. In addition, it defines a “digital wallet” service as the service offered by a financial institution or payment service provider (PSP) through an application on a mobile device or web browser that must allow making payments with transfer (PCT) and/or with other payment instruments.

For more information on minimum cash and reserve requirements see section “Minimum cash reserve requirements”.

Gender Parity Requirements

On September 3, 2020, by means of Communication “A” 7100 (as amended and restated, “Communications “A” 7465), the Central Bank amended the rules on “Guidelines for Corporate Governance in Financial Institutions” (Lineamientos para el gobierno societario en entidades financieras) to include a requirement of gender parity.

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

(iv)

government organizations such as the Central Bank, the AFIP, as per its acronym in Spanish), the Superintendence of Insurance of the Nation (“SSN”, as per its acronym in Spanish), the CNV and the IGJ; and

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

The Central Bank and the CNV must also comply with the AML/CFT regulations established by the UIF, including the reporting of suspicious transactions. In turn, Reporting Subjects regulated by these agencies are subject to UIF Resolutions No. 30/2017 and 21/2018, respectively. Such regulations provide guidelines that such entities shall adopt and apply to manage, in accordance with their policies, procedures and controls, the risk of being used by third parties for criminal purposes of money laundering and financing of terrorism. On February 1, 2023, Resolution UIF 14/2023 was published in the Official Gazette, through which Resolution UIF 30/2017 is rendered null and void, setting changes to the regime for the AML/CFT Regime applicable to financial and exchange entities listed as regulated entities by the nowdays derogated Resolution 30/2017. Resolution UIF 14/2023 sets forth the main guidelines for money laundering and terrorist financing and minimum compliance that each financial entity must adopt and apply to manage the risks of being used by third parties for the execution of crimes related to money laundering and terrorist financing. The purpose of these guidelines is to enable financial institutions to ensure that their measures to prevent money laundering and terrorist financing are adequate. Resolution UIF 14/2023 also sets forth, among others, the prohibition of keeping anonymous accounts or accounts under fictitious names and the measures required to be adopted by financial institutions with respect to foreign politically exposed persons. The aforementioned resolution is effective as from April 1, 2023.On the other hand, and based on the recommendations of the international organization, the prohibition of keeping anonymous accounts or under fictitious names is established, the measures required with respect to foreign Politically Exposed Persons (“PEPs”) are made explicit, the need to apply Enhanced Due Diligence measures proportional to the identified risks encountered is emphasized and the possibility of financial institutions being able to rely on third parties for the execution of certain due diligence measures is incorporated. The regulation is effective from April 1, 2023.

Essentially, the aforementioned regulations (the Consolidated Texts of which were subsequently approved by UIF Resolution No. 156/18), change the formalistic regulatory compliance approach to a RBA, based on the revised recommendations issued by the FATF in 2012, in order to ensure that the implemented measures are proportional to the identified risks. Therefore, the Reporting Subjects shall identify and evaluate their risks and, based on this, adopt measures for the management and mitigation of such risks, in order to more effectively prevent money laundering and terrorist financing. Likewise, the provisions of UIF Resolution No. 4/17 are adopted, establishing the possibility of conducting special due diligence procedures with respect to clients supervised abroad (formerly called “international investors”) and local clients who are Reporting Subjects to the UIF.

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

In addition, the UIF has issued the Guide for the management of risks of money laundering and financing of terrorism in relation to customers (and ultimate beneficiaries) that are PEPs, which sets up guidelines for Reporting Parties in order to comply with the Resolution No. 134/2018. On February 28, 2023, the UIF issued Resolution 35/2023 by which it updated the provisions referring to PEP´s. Resolution 35/2023 became effective on April 1, 2023, date on which Resolution 134/2018 was repealed. Among the novelties incorporated, it is highlighted that, once the two (2) year term established for the maintenance of the PEP status has expired, the obliged subject will have to evaluate the risk level of the client or beneficial owner taking into consideration the relevance of the function performed. It is also indicated that the affidavit by means of which customers are required to state whether they are PEPs or not, must be subscribed not only at the beginning of the commercial relationship, but also at the time of changing the PEP status (whether they start to be or cease to be PEPs).

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

C. Organizational Structure

Subsidiaries

We have six subsidiaries: (i) Argenpay S.A.U., through which we provide electronic payment services ; (ii) Macro Bank Limited, our subsidiary in the Bahamas through which we primarily provide private banking services; (iii) Macro Securities S.A.U., which is a member of the BYMA, and through which we provide investment research, securities trading and custodial services to our customers; (iv) Macro Fiducia S.A.U., a subsidiary that acts as trustee and provides financial advisory and analysis services; (v) Macro Fondos S.G.F.C.I. S.A., an asset management subsidiary and (vi) Fintech SGR, through which we facilitate access to credit for SMEs through the grant of guarantees.

	Banco Macro’s direct and indirect interest
Subsidiary	Percentage of Capital Stock	Percentage of possible votes
Argenpay S.A.U. (1)	100.000%	100.000%
Macro Bank Limited (2)	100.000%	100.000%
Macro Securities S.A.U. (1)	100.000%	100.000%
Macro Fiducia S.A.U. (1)	100.000%	100.000%
Macro Fondos S.G.F.C.I. S.A. (1)	100.000%	100.000%
Fintech SGR (1)(3)	24.999%	24.999%

(1)	Country of residence: Argentina
(2)	Country of residence: The Bahamas
(3)	Structured entity.

D. Property, plants and equipment

Property

Our headquarter consists of 53,293 square meters of office area that we own at Avenida Eduardo Madero 1172, in the City of Buenos Aires, and is used by our management, accounting and administrative personnel. As of December 31, 2022, we have a branch network that consists of 467 branches in Argentina, of which 169 were leased properties.

In 2011 we acquired a site, located at Avenida Eduardo Madero No. 1180, in the City of Buenos Aires, from the Government of the City of Buenos Aires, in which we have developed our headquarters. We have developed a project to build our new corporate offices on this site. Work on the site began in 2012 and was completed in 2019.

The new corporate headquarters were designed to take full advantage of natural light and maximize energy efficiency, while also using materials that do not adversely affect the environment and was built in compliance with the Leed International Sustainability Standards of the “U.S. Green Building Council”. The building has its own environmental policy and an intelligent energy system; it has a state-of-the-art architectural design that prioritizes energy efficiency in accordance with the standards of the LEED sustainable building certification system. In addition to energy efficiency, the tower has a construction mechanism that manages to reduce water consumption through the reuse and controlled use of inputs, thus being considered a building with sustainable criteria and optimization of the use of resources.

Thanks to the process initiated in previous years, during 2022 Banco Macro received the Leed certification for the “Banco Macro Corporate Headquarters”, achieving the Leed GOLD certificate with 64 points.

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

The following tables show average balances, interest amounts and nominal and real rates for our interest-earning assets and interest-bearing liabilities for the years ended December 31, 2020, 2021 and 2022 based on results adjusted for inflation as of December 31, 2022, as explained in our audited consolidated financial statements.

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

Np = nominal average rate for Peso-denominated assets and liabilities for the period;

Nd = nominal average rate for foreign currency denominated assets and liabilities for the period;

D = devaluation rate of the Peso to the U.S. dollar for the period; and

I = inflation rate in Argentina for the period based on the variation of the Consumer Price Index.

	2020 (1)				2021 (1)				2022
	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate
	(In thousands of Pesos)
ASSETS
Interest-earning assets Cash and Deposits in Banks
Pesos	0	0	0.00%	0.00%	0	0	0.00%	0.00%	0	0	0.00%	0.00%
Foreign currency	138,069,298	376,848	3.47%	0.27%	118,081,124	25,670	(19.08%)	0.02%	78,601,779	400,119	(11.05%)	0.51%
Total	138,069,298	376,848	3.47%	0.27%	118,081,124	25,670	(19.08%)	0.02%	78,601,779	400,119	(11.05%)	0.51%
Loans and other financing Non-financial Public Sector
Pesos	18,383,892	8,683,273	8.15%	47.23%	7,556,974	3,536,706	(2.74%)	46.80%	3,304,103	1,513,955	(25.14%)	45.82%
Foreign currency	0	0	0.00%	0.00%	0	0	0.00%	0.00%	0	0	0.00%	0.00%
Total	18,383,892	8,683,273	8.15%	47.23%	7,556,974	3,536,706	(2.74%)	46.80%	3,304,103	1,513,955	(25.14%)	45.82%
Other Financial Entities
Pesos	6,991,747	2,939,385	4.33%	42.04%	3,883,845	1,315,660	(11.30%)	33.88%	1,453,942	534,608	(29.79%)	36.77%
Foreign currency	545,664	36,832	10.16%	6.75%	19,148	1,128	(14.34%)	5.89%	19,869	1,305	(5.69%)	6.57%
Total	7,537,411	2,976,217	4.75%	39.49%	3,902,993	1,316,788	(11.31%)	33.74%	1,473,811	535,913	(29.47%)	36.36%
Non-financial Private Sector and Foreign Residents
Pesos	649,728,848	236,752,217	0.22%	36.44%	598,650,970	216,807,170	(9.75%)	36.22%	568,050,149	247,761,599	(26.27%)	43.62%
Foreign currency	109,257,567	3,151,635	6.16%	2.88%	50,088,020	1,828,884	(16.15%)	3.65%	30,379,043	1,168,754	(8.10%)	3.85%
Total	758,986,415	239,903,852	1.08%	31.61%	648,738,990	218,636,054	(10.24%)	33.70%	598,429,192	248,930,353	(25.35%)	41.60%
Other Debt Securities
Pesos	507,334,733	189,016,097	0.82%	37.26%	537,358,425	198,668,618	(9.26%)	36.97%	621,981,652	347,301,619	(20.00%)	55.84%
Foreign currency	14,382,070	117,418	4.04%	0.82%	24,553,757	315,090	(18.07%)	1.28%	48,263,257	498,586	(10.59%)	1.03%
Total	521,716,803	189,133,515	0.91%	36.25%	561,912,182	198,983,708	(9.64%)	35.41%	670,244,909	347,800,205	(19.32%)	51.89%
Repo Transactions
Pesos	90,900,531	20,779,821	(9.76%)	22.86%	45,904,554	16,627,589	(9.75%)	36.22%	22,388,438	13,284,829	(18.20%)	59.34%
Foreign currency	0	0	0.00%	0.00%	0	0	0.00%	0.00%	0	0	0.00%	0.00%
Total	90,900,531	20,779,821	(9.76%)	22.86%	45,904,554	16,627,589	(9.75%)	36.22%	22,388,438	13,284,829	(18.20%)	59.34%

	2020 (1)				2021 (1)				2022
	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate
	(In thousands of Pesos)
Total interest-earning assets
Pesos	1,273,339,766	458,170,793	(0.12%)	35.98%	1,193,354,768	436,955,743	(9.49%)	36.62%	1,217,178,284	610,396,610	(22.92%)	50.15%
Foreign currency	262,254,599	3,682,733	4.64%	1.40%	192,742,049	2,170,772	(18.19%)	1.13%	157,263,948	2,068,764	(10.33%)	1.32%
Total	1,535,594,365	461,853,526	0.69%	30.08%	1,386,096,817	439,126,515	(10.70%)	31.68%	1,374,442,232	612,465,374	(21.48%)	44.56%
Total non interest- earning assets
Pesos	364,295,825	—	—	—	365,783,047	—	—	—	303,830,332	—	—	—
Foreign currency	162,798,954	—	—	—	173,367,477	—	—	—	213,382,658	—	—	—
Total	527,094,779	—	—	—	539,150,524	—	—	—	517,212,990	—	—	—
TOTAL ASSETS
Pesos	1,637,635,591	—	—	—	1,559,137,815	—	—	—	1,521,008,616	—	—	—
Foreign currency	425,053,553	—	—	—	366,109,526	—	—	—	370,646,606	—	—	—
Total	2,062,689,144	—	—	—	1,925,247,341	—	—	—	1,891,655,222	—	—	—
LIABILITIES
Interest-bearing liabilities
Deposits
Non financial Public Sector
Pesos	111,044,860	28,154,557	(7.93%)	25.35%	59,596,729	17,107,530	(14.73%)	28.71%	64,614,564	29,016,452	(25.61%)	44.91%
Foreign currency	4,225,925	36,694	4.09%	0.87%	5,978,047	8,980	(18.98%)	0.15%	6,056,325	4,760	(11.43%)	0.08%
Total	115,270,785	28,191,251	(7.49%)	24.46%	65,574,776	17,116,510	(15.12%)	26.10%	70,670,889	29,021,212	(24.39%)	41.07%
Financial Sector
Pesos	0	0	0.00%	0.00%	0	0	0.00%	0.00%	0	0	0.00%	0.00%
Foreign currency	0	0	0.00%	0.00%	0	0	0.00%	0.00%	0	0	0.00%	0.00%
Total	0	0	0.00%	0.00%	0	0	0.00%	0.00%	0	0	0.00%	0.00%
Non financial Private Sector and Foreign Residents
Pesos	656,413,857	136,665,269	(11.25%)	20.82%	645,179,361	157,632,930	(17.56%)	24.43%	701,463,187	270,816,048	(28.84%)	38.61%
Foreign currency	170,181,312	1,356,280	4.02%	0.80%	133,093,231	197,119	(18.98%)	0.15%	96,936,431	46,839	(11.46%)	0.05%
Total	826,595,169	138,021,549	(8.11%)	16.70%	778,272,592	157,830,049	(17.80%)	20.28%	798,399,618	270,862,887	(26.73%)	33.93%
Financing received from the Central Bank of Argentina and other financial entities
Pesos	1,404,320	323,870	(9.61%)	23.06%	2,340,571	316,878	(24.78%)	13.54%	3,315,960	1,298,781	(28.55%)	39.17%
Foreign currency	2,537,280	152,957	9.42%	6.03%	1,067,208	34,796	(16.46%)	3.26%	1,500,668	58,162	(8.07%)	3.88%
Total	3,941,600	476,827	2.64%	12.10%	3,407,779	351,674	(22.17%)	10.32%	4,816,628	1,356,943	(22.17%)	28.17%
Issued Corporate Bonds
Pesos	17,069,049	4,551,115	(6.96%)	26.66%	7,721,144	1,679,269	(19.34%)	21.75%	1,835,739	259,358	(41.41%)	14.13%
Foreign currency	0	0	0.00%	0.00%	0	0	0.00%	0.00%	1,783,128	36,085	(9.71%)	2.02%
Total	17,069,049	4,551,115	(6.96%)	26.66%	7,721,144	1,679,269	(19.34%)	21.75%	3,618,867	295,443	(25.79%)	8.16%
Subordinated Corporate Bonds
Pesos	0	0	0.00%	0.00%	0	0	0.00%	0.00%	0	0	0.00%	0.00%
Foreign currency	98,817,810	7,050,034	10.55%	7.13%	90,741,013	6,321,128	(13.46%)	6.97%	72,232,078	4,628,154	(5.83%)	6.41%
Total	98,817,810	7,050,034	10.55%	7.13%	90,741,013	6,321,128	(13.46%)	6.97%	72,232,078	4,628,154	(5.83%)	6.41%
Repo Transactions	,
Pesos	2,706,094	575,543	(10.92%)	21.27%	2,028,325	573,794	(15.01%)	28.29%	2,786,655	975,643	(30.69%)	35.01%
Foreign currency	0	0	0.00%	0.00%	0	0	0.00%	0.00%	0	0	0.00%	0.00%
Total	2,706,094	575,543	(10.92%)	21.27%	2,028,325	573,794	(15.01%)	28.29%	2,786,655	975,643	(30.69%)	35.01%
Total interest-bearing liabilities
Pesos	788,638,180	170,270,354	(10.69%)	21.59%	716,866,130	177,310,401	(17.37%)	24.73%	774,016,105	302,366,282	(28.61%)	39.06%
Foreign currency	275,762,327	8,595,965	6.41%	3.12%	230,879,499	6,562,023	(16.80%)	2.84%	178,508,630	4,774,000	(9.14%)	2.67%
Total	1,064,400,507	178,866,319	(6.26%)	16.80%	947,745,629	183,872,424	(17.23%)	19.40%	952,524,735	307,140,282	(24.96%)	32.24%
Total non–interest bearing liabilities and shareholders’ equity
Pesos	880,171,336	—	—	—	882,522,836	—	—	—	864,999,671	—	—	—
Foreign currency	118,117,301	—	—	—	94,978,876	—	—	—	74,130,816	—	—	—
Total	998,288,637	—	—	—	977,501,712	—	—	—	939,130,487	—	—	—
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY
Pesos	1,668,809,516	—	—	—	1,599,388,966	—	—	—	1,639,015,776	—	—	—
Foreign currency	393,879,628	—	—	—	325,858,375	—	—	—	252,639,446	—	—	—
Total	2,062,689,144	—	—	—	1,925,247,341	—	—	—	1,891,655,222	—	—	—

(1) Figures adjusted for inflation as of December 31, 2022. See “Presentation of certain financial information”.

Changes in interest income and interest expense; volume and rate analysis

The following tables allocate, by currency of denomination, changes in our interest income and interest expense segregated for each major category of interest-earning assets and interest-bearing liabilities into amounts attributable to changes in their average volume and their respective nominal interest rates for fiscal year ended December 31, 2022 compared to the fiscal year ended December 31, 2021 and to the fiscal year ended December 31, 2020, all based on information adjusted for inflation as of December 31, 2022.

	2020 (1)	2021 (1)	2022	December 2021 / December 2020 Increase (Decrease) Due to Changes in			December 2022/ December 2021 Increase (Decrease) Due to Changes in
	Interest Earned / (Paid)	Interest Earned / (Paid)	Interest Earned/ (Paid)	Volume	Rate	Net Change	Volume	Rate	Net Change
ASSETS
Interest-earning assets
Cash and Deposits in Banks
Pesos	0	0	0	0	0	0	0	0	0
Foreign currency	376,848	25,670	400,119	(58,029)	(293,149)	(351,178)	(9,950)	384,399	374,449
Total	376,848	25,670	400,119	(58,029)	(293,149)	(351,178)	(9,950)	384,399	374,449
Loans and other financing Non-financial Public Sector
Pesos	8,683,273	3,536,706	1,513,955	(5,114,114)	(32,453)	(5,146,567)	(1,990,386)	(32,365)	(2,022,751)
Foreign currency	0	0	0	0	0	0	0	0	0
Total	8,683,273	3,536,706	1,513,955	(5,114,114)	(32,453)	(5,146,567)	(1,990,386)	(32,365)	(2,022,751)
Other Financial Entities
Pesos	2,939,385	1,315,660	534,608	(1,306,617)	(317,108)	(1,623,725)	(823,064)	42,012	(781,052)
Foreign currency	36,832	1,128	1,305	(35,540)	(164)	(35,704)	42	135	177
Total	2,976,217	1,316,788	535,913	(1,342,157)	(317,272)	(1,659,429)	(823,022)	42,147	(780,875)
Non-financial Private Sector and Foreign Residents
Pesos	236,752,217	216,807,170	247,761,599	(18,603,804)	(1,341,243)	(19,945,047)	(11,059,406)	42,013,835	30,954,429
Foreign currency	3,151,635	1,828,884	1,168,754	(1,709,100)	386,349	(1,322,751)	(720,049)	59,919	(660,130)
Total	239,903,852	218,636,054	248,930,353	(20,312,904)	(954,894)	(21,267,798)	(11,779,455)	42,073,754	30,294,299
Other Debt Securities
Pesos	189,016,097	198,668,618	347,301,619	11,203,652	(1,551,131)	9,652,521	31,277,999	117,355,002	148,633,001
Foreign currency	117,418	315,090	498,586	83,923	113,749	197,672	302,680	(119,184)	183,496
Total	189,133,515	198,983,708	347,800,205	11,287,575	(1,437,382)	9,850,193	31,580,679	117,235,818	148,816,497
Repo Transactions
Pesos	20,779,821	16,627,589	13,284,829	(10,286,040)	6,133,808	(4,152,232)	(8,518,497)	5,175,737	(3,342,760)
Foreign currency	0	0	0	0	0	0	0	0	0
Total	20,779,821	16,627,589	13,284,829	(10,286,040)	6,133,808	(4,152,232)	(8,518,497)	5,175,737	(3,342,760)
Total interest-earning assets
Pesos	458,170,793	436,955,743	610,396,610	(24,106,923)	2,891,873	(21,215,050)	8,886,646	164,554,221	173,440,867
Foreign currency	3,682,733	2,170,772	2,068,764	(1,718,746)	206,785	(1,511,961)	(427,277)	325,269	(102,008)
Total	461,853,526	439,126,515	612,465,374	(25,825,669)	3,098,658	(22,727,011)	8,459,369	164,879,490	173,338,859
LIABILITIES
Interest-bearing liabilities
Deposits
Non financial Public Sector
Pesos	28,154,557	17,107,530	29,016,452	(13,046,786)	1,999,759	(11,047,027)	1,443,311	10,465,611	11,908,922
Foreign currency	36,694	8,980	4,760	15,315	(43,029)	(27,714)	104	(4,324)	(4,220)
Total	28,191,251	17,116,510	29,021,212	(13,031,471)	1,956,730	(11,074,741)	1,443,415	10,461,287	11,904,702
Non financial Private Sector and Foreign Residents
Pesos	136,665,269	157,632,930	270,816,048	(2,338,926)	23,306,587	20,967,661	13,734,527	99,448,591	113,183,118
Foreign currency	1,356,280	197,119	46,839	(291,534)	(867,627)	(1,159,161)	(51,714)	(98,566)	(150,280)
Total	138,021,549	157,830,049	270,862,887	(2,630,460)	22,438,960	19,808,500	13,682,813	99,350,025	113,032,838

	2020 (1)	2021 (1)	2022	December 2021 / December 2020 Increase (Decrease) Due to Changes in			December 2022/ December 2021 Increase (Decrease) Due to Changes in
	Interest Earned / (Paid)	Interest Earned / (Paid)	Interest Earned/ (Paid)	Volume	Rate	Net Change	Volume	Rate	Net Change
Financing received from the Central Bank of Argentina and other financial entities
Pesos	323,870	316,878	1,298,781	215,866	(222,858)	(6,992)	132,103	849,800	981,903
Foreign currency	152,957	34,796	58,162	(88,604)	(29,557)	(118,161)	14,126	9,240	23,366
Total	476,827	351,674	1,356,943	127,262	(252,415)	(125,153)	146,229	859,040	1,005,269
Issued Corporate Bonds
Pesos	4,551,115	1,679,269	259,358	(2,492,658)	(379,188)	(2,871,846)	(1,279,996)	(139,915)	(1,419,911)
Foreign currency	0	0	36,085	0	0	0	0	36,085	36,085
Total	4,551,115	1,679,269	295,443	(2,492,658)	(379,188)	(2,871,846)	(1,279,996)	(103,830)	(1,383,826)
Subordinated Corporate Bonds
Pesos	0	0	0	0	0	0	0	0	0
Foreign currency	7,050,034	6,321,128	4,628,154	(580,200)	(148,706)	(728,906)	(1,286,552)	(406,422)	(1,692,974)
Total	7,050,034	6,321,128	4,628,154	(580,200)	(148,706)	(728,906)	(1,286,552)	(406,422)	(1,692,974)
Repo Transactions
Pesos	575,543	573,794	975,643	(144,118)	142,369	(1,749)	214,551	187,298	401,849
Foreign currency	0	0	0	0	0	0	0	0	0
Total	575,543	573,794	975,643	(144,118)	142,369	(1,749)	214,551	187,298	401,849
Total interest-bearing liabilities
Pesos	170,270,354	177,310,401	302,366,282	(17,806,622)	24,846,669	7,040,047	14,244,496	110,811,385	125,055,881
Foreign currency	8,595,965	6,562,023	4,774,000	(945,023)	(1,088,919)	(2,033,942)	(1,324,036)	(463,987)	(1,788,023)
Total	178,866,319	183,872,424	307,140,282	(18,751,645)	23,757,750	5,006,105	12,920,460	110,347,398	123,267,858

(1)	Figures adjusted for inflation as of December 31, 2022. See “Presentation of certain financial information”.

Interest-earning assets: net interest margin and spread

The following table analyzes, by currency of denomination, the levels of our average interest-earning assets and net interest income and illustrates the comparative margins and spreads for each of the years indicated all based on information adjusted for inflation as of December 31, 2022.

	Year Ended December 31,
	2020 (1)	2021 (1)	2022
	(In thousands of Pesos, except percentages)
Average interest-earning assets
Pesos	1,273,339,766	1,193,354,768	1,217,178,284
Foreign currency	262,254,599	192,742,049	157,263,948
Total	1,535,594,365	1,386,096,817	1,374,442,232
Net interest income (2)
Pesos	287,900,439	259,645,342	308,030,328
Foreign currency	(4,913,232)	(4,391,251)	(2,705,236)
Total	282,987,207	255,254,091	305,325,092
Net interest margin (3)
Pesos	(9.94%)	(19.33%)	(35.67%)
Foreign currency	1.26%	(20.94%)	(13.02%)
Weighted average rate	(8.03%)	(19.55%)	(33.08%)
Yield spread real basis (4)
Pesos	10.57%	7,88%	5.69%
Foreign currency	(1.77%)	(1.39%)	(1.19%)
Weighted average rate	6.95%	6.53%	3.48%

(1)	Figures adjusted for inflation as of December 31, 2022. See “Presentation of certain financial information”.
(2)	Defined as interest earned less interest paid.
(3)

Calculated by dividing the amount of net interest income/(loss) by the interest-earning assets. The nominal rates calculated for each period have been converted into real rates using the formulas disclosed in “Item 4. Selected Statistical Information—Average balance sheet, interest earned on interest-earning assets and interest paid on interest-bearing liabilities.”

(4)	Defined as the difference between the average real rate on interest-earning assets and the average real rate on interest-bearing liabilities.

Remaining maturity of government and private securities

We own, manage and trade a portfolio of securities issued by the Argentine and other governments and private issuers. The following table analyzes the remaining maturities of our investment portfolio as of December 31, 2022 in accordance with issuance terms (before allowances). For further information, see “Item 3—Risk Factors—Argentina’s ability to obtain financing from international markets may be limited or costly, which may impair its ability to implement reforms and public policies and foster economic growth”.

	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 year but within 10 years	Maturing after 10 years	Without due date	Total
	Book Value (In thousands of Pesos, except percentages)
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Local
Government securities:
Federal government bonds in dual currency at discount - Maturity: 07-21-2023	58,946,978	0	0	0	0	58,946,978
Federal government treasury bonds linked to dollar - Maturity: 04-28-2023	56,990,201	0	0	0	0	56,990,201
Federal government bonds in dual currency at discount - Maturity: 09-29-2023	21,913,191	0	0	0	0	21,913,191
Federal government bonds in dual currency at discount - Maturity: 06-30-2023	20,739,047	0	0	0	0	20,739,047
Federal government treasury bonds in Pesos adjustment by CER - Maturity: 03-25-2023	14,667,234	0	0	0	0	14,667,234
Federal government bonds in dual currency at discount - Maturity: 02-28-2024	0	11,476,239	0	0	0	11,476,239
Federal government treasury bonds in Pesos adjustment by CER - Maturity: 03-06-2023	5,841,908	0	0	0	0	5,841,908
Letters of National Estate in Pesos adjustment by CER at discount - Maturity: 01-20-2023	2,969,113	0	0	0	0	2,969,113
Letters of National Estate in Pesos adjustment by CER at discount - Maturity: 02-17-2023	2,184,546	0	0	0	0	2,184,546
Federal government treasury bonds in Pesos adjustment by CER - Maturity: 05-19-2023	2,137,825	0	0	0	0	2,137,825
Other	2,532,739	3,542,744	496,300	395,153	0	6,966,936
Subtotal Government securities	188,922,782	15,018,983	496,300	395,153	0	204,833,218
Private securities:
Corporate bonds Genneia SA Class 031 - Maturity: 09-02-2027	265,918	1,063,680	0	0	0	1,329,598
Corporate bonds Transportadora de Gas del Sur SA Class 002 - Maturity: 05-02-2025	0	708,031	0	0	0	708,031
Corporate bonds Pampa Energía SA Class I - Maturity: 01-24-2027	0	591,753	0	0	0	591,753

	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 year but within 10 years	Maturing after 10 years	Without due date	Total
	Book Value (In thousands of Pesos, except percentages)
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Corporate bonds Tarjeta Naranja SA Class 53 Series 01 - Maturity: 04-05-2023	434,678	0	0	0	0	434,678
Debt Securities in Financial Trust Confibono	417,426	0	0	0	0	417,426
Corporate bonds Pan American Energy Argentina S.L Class 21 - Maturity: 07-21-2025	0	335,505	0	0	0	335,505
Corporate bonds Telecom Argentina SA Class 001 - Maturity: 07-18-2026	0	276,554	0	0	0	276,554
Corporate bonds Pan American Energy Argentina S.L Class 012 - Maturity: 04-30-2027	0	252,830	0	0	0	252,830
Corporate bonds Arcor SAIC Class 018 - Maturity: 10-09-2027	0	244,342	0	0	0	244,342
Corporate bonds CT Barragan SA Class 006 - Maturity: 05-16-2025	0	189,080	0	0	0	189,080
Other	633,145	807,952	0	0	0	1,441,097

Subtotal local Private securities	1,751,167	4,469,727	0	0	0	6,220,894

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	190,673,949	19,488,710	496,300	395,153	0	211,054,112

	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 year but within 10 years	Maturing after 10 years	Without due date	Total
MEASURED AT FAIR VALUE THROUGHT OTHER COMPREHENSIVE INCOME
Local
Government securities:
Letters of National Estate in Pesos adjusted by CER at discount - Maturity: 02-17-2023	44,938,818	0	0	0	0	44,938,818
Bonds of treasury of federal government in Pesos adjusted by CER - Maturity: 03-25-2023	34,466,456	0	0	0	0	34,466,456
Letters of National Estate in Pesos adjustment by CER at discount - Maturity: 01-20-2023	13,323,179	0	0	0	0	13,323,179
Letters of National treasury in Pesos at discount - Maturity: 02-28-2023	11,626,524	0	0	0	0	11,626,524
Letters of National treasury in Pesos at discount - Maturity: 03-31-2023	10,732,116	0	0	0	0	10,732,116
Bonds of treasury of federal government in Pesos adjusted by CER - Maturity: 08-13-2023	8,802,301	0	0	0	0	8,802,301
Bonds of treasury of federal government in Pesos adjusted by CER - Maturity: 05-19-2023	2,849,299	0	0	0	0	2,849,299
Letters of National Estate in Pesos at discount - Maturity: 04-28-2023	1,406,688	0	0	0	0	1,406,688
Bonds of treasury of federal government in Pesos adjusted by CER - Maturity: 03-06-2023	1,354,629	0	0	0	0	1,354,629
Bonds of federal government in dollars Step up - Maturity: 07-09-2030	0	270,538	249,732	0	0	520,270
Others	9,272	436,673	14,456	0	0	460,401

Subtotal local Government securities	129,509,282	707,211	264,188	0	0	130,480,681

Foreign
Government securities:
US Treasury Bill – Maturity: 01-10-2023	3,894,153	0	0	0	0	3,894,153
US Treasury Bill – Maturity: 01-17-2023	2,652,942	0	0	0	0	2,652,942
US Treasury Bill – Maturity: 01-19-2023	884,217	0	0	0	0	884,217

Subtotal foreign Government securities	7,431,312	0	0	0	0	7,431,312

TOTAL OTHER DEBT SECURITIES MEASURED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	136,940,594	707,211	264,188	0	0	137,911,993

Weighted average rate (1)	29.15%	24.12%	41.72%	0.00%

MEASURED AT AMORTIZED COST
Local
Government securities:
Bonds of treasury of federal government in Pesos - Maturity: 05-23-2027	0	40,161,419	0	0	0	40,161,419
Bonds of treasury of federal government in Pesos Badlar x 0.7 - Maturity: 11-23-2027	0	8,374,568	0	0	0	8,374,568
Discount bonds denominated in Pesos at 5.83% - Maturity: 12-31-2033	0	202,755	253,450	50,690	0	506,895
Debt securities of Province of Río Negro in Pesos - Maturity: 04-12-2023	200,333	0	0	0	0	200,333
Treasury bills of Province of Río Negro Series 02 in Pesos - Maturity: 06-15-2023	198,999	0	0	0	0	198,999

Subtotal local Government securities	399,332	48,738,742	253,450	50,690	0	49,442,214

Central Bank of Argentina Bills
Liquidity letters of Central Bank of Argentina in Pesos - Maturity: 01-03-2023	62,250,767	0	0	0	0	62,250,767
Liquidity letters of Central Bank of Argentina in Pesos - Maturity: 01-04-2023 01-24-2023	62,080,786	0	0	0	0	62,080,786
Liquidity letters of Central Bank of Argentina in Pesos - Maturity: 01-05-2023	62,003,011	0	0	0	0	62,003,011
Liquidity letters of Central Bank of Argentina in Pesos - Maturity: 01-26-2023	61,833,224	0	0	0	0	61,833,224
Liquidity letters of Central Bank of Argentina in Pesos - Maturity: 01-10-2023	61,386,248	0	0	0	0	61,386,248

	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 year but within 10 years	Maturing after 10 years	Without due date	Total
Liquidity letters of Central Bank of Argentina in Pesos—Maturity: 01-12-2023	61,141,456	0	0	0	0	61,141,456
Liquidity letters of Central Bank of Argentina in Pesos—Maturity: 01-17-2023	60,533,736	0	0	0	0	60,533,736
Liquidity letters of Central Bank of Argentina in Pesos—Maturity: 01-19-2023	60,292,343	0	0	0	0	60,292,343
Internal letters of BCRA exchange rate of reference to rate 0 – Maturity: 09-20-2023	3,796,524	0	0	0	0	3,796,524
Internal letters of BCRA exchange rate of reference to rate 0 – Maturity: 09-22-2023	3,660,475	0	0	0	0	3,660,475
Other	36,881,730	504,816	0	0	0	37,386,546

	535,860,300	504,816	0	0	0	536,365,166

Central Bank of Argentina Notes
Liquidity notes of Central Bank of Argentina in Pesos – Maturity: 01-04-2023	12,105,932	0	0	0	0	12,105,932

	12,105,932	0	0	0	0	12,105,932

Private securities:
Corporate Bonds Vista Energy Argentina SAU Class 13—Maturity: 08-08-2024	0	521,919	0	0	0	521,919
Corporate Bonds Vista Oil y Gas Argentina SAU Class 15—Maturity: 01-20-2025	0	481,671	0	0	0	481,671
Debt Securities in Financial Trusts Confibono Series 65 Class A—Maturity: 07-20-2023	116,483	0	0	0	0	116,483
Debt Securities in Financial Trusts Secubono Series 221 Class A—Maturity: 07-28-2023	90,941	0	0	0	0	90,941
Debt Securities in Financial Trusts Secubono Series 222 Class A—Maturity: 08-28-2023	75,880	0	0	0	0	75,880
Corporate Bonds YPF SA Class 043—Maturity: 10-21-2023	34,863	0	0	0	0	34,863
Debt Securities in Financial Trusts Secubono Series 219 Class A—Maturity: 04-28-2023	24,819	0	0	0	0	24,819

Subtotal local Private securities	342,986	1,003,590	0	0	0	1,346,576

TOTAL OTHER DEBT SECURITIES AT AMORTIZED COST	548,708,550	50,247,148	253,450	50,690	0	599,259,838

Weighted average rate (1)	114.34%	38.55%	11.43%	11.43%

EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS
Local
Mercado Abierto Electrónico SA	0	0	0	0	462,536	462,536
C.O.E.L.S.A	0	0	0	0	87,563	87,563
Matba Rofex SA	0	0	0	0	58,306	58,306
Sedesa	0	0	0	0	21,291	21,291
AC Inversora SA	0	0	0	0	19,583	19,583
Mercado a Término Rosario SA	0	0	0	0	14,627	14,627
Provincanje SA	0	0	0	0	14,506	14,506
Pampa Energía SA	0	0	0	0	721	721
Argencontrol SA	0	0	0	0	478	478
San Juan Tennis Club SA	0	0	0	0	437	437
Other	0	0	0	0	10	10

Subtotal local	0	0	0	0	680,058	680,058

Foreign
Cedear Exxon Mob	0	0	0	0	22,559	22,559
Banco Latinoamericano de Comercio Exterior SA	0	0	0	0	20,957	20,957
Cedear Berkshire Hathaway Inc.	0	0	0	0	19,363	19,363
Cedear Pepsico	0	0	0	0	18,785	18,785
Cedear McDonald	0	0	0	0	17,874	17,874

	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 year but within 10 years	Maturing after 10 years	Without due date	Total
Cedear Vista Oil & Gas	0	0	0	0	14,711	14,711
Cedear Wells F&C	0	0	0	0	11,506	11,506
Cedear Bankof America Corp.	0	0	0	0	9,267	9,267
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales	0	0	0	0	5,646	5,646
Cedear Aztrazden	0	0	0	0	3,657	3,657
Other	0	0	0	0	15,075	15,075

Subtotal foreign	0	0	0	0	159,400	159,400

TOTAL EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS	0	0	0	0	839,458	839,458

(1)

The average rates are weighted average of the internal rate of return (IRR) at each drop date of the species of each category. These rates can be obtained from market data (IAMC, MAE, CAFCI, etc.) or, otherwise, from the rate calculated for the accounting accrual.

Loans and other financing portfolio

The following table analyzes our loans and other financing portfolio by type as of December 31, 2020, 2021 and 2022. Due to IFRS 9, as of December 31, 2020, 2021, and 2022, we calculate the allowances included in our financial statements under expected credit losses approach. For further information see note 3 to our audited consolidated financial statements as of December 31, 2022 and 2021.

	As of December 31.
	2020 (1)	2021 (1)	2022
	(in thousands of Pesos)
To the non-financial government sector	10,628,397	4,628,306	2,206,935
To the financial sector (2)	5,407,849	2,948,987	935,413
To the non-financial private sector and foreign residents
Overdrafts (3)	50,205,599	45,319,431	45,396,378
Documents (4)	76,961,002	77,257,991	75,913,761
Mortgages loans	39,643,917	42,883,842	23,461,691
Pledged loans (5)	9,581,021	14,270,960	9,320,386
Consumer loans (6)	385,079,455	367,336,137	327,366,803
Other loans	149,121,650	93,851,526	71,204,582
Accrued Interest, adjustments, foreign exchange and quoted price differences receivables	58,102,383	60,095,460	60,046,767
Other financing	5,291,118	3,141,732	2,555,171
Less: Unearned discounts	(3,951,218)	(6,644,706)	(8,804,518)
Less: Allowances	(29,191,046)	(18,761,457)	(11,002,504)
Total Loans and other financing	756,880,127	686,328,209	598,600,865

(1)	Figures adjusted for inflation as of December 31, 2022. See “Presentation of certain financial and other information.”
(2)	Includes loans to financial institutions, inter-financing (granted call) and other financing to Argentine financial institutions.
(3)	Includes overdraft lines of credit resulting from checking accounts.
(4)	Includes the face values of drafts, promissory notes and other bills transferred to us by endorsement for which the assignor is liable, whenever the latter is part of the non-financial private sector.
(5)	Includes the principal amounts actually lent of automobile and other collateral granted, for which the obligor is part of the non-financial private sector and productive investment loans.
(6)	Includes personal loans, credit card loans and other consumer loans. Overdrafts to individuals are included under “Overdrafts”.

Maturity composition of the loans and other financing portfolio

The following table analyzes our loans and other financing portfolio as of December 31, 2022, by type and by the time remaining to maturity. Loans are stated before deduction of the allowance for loan losses. We expect most loans to be repaid at maturity in cash or through refinancing at market terms.

	Maturing
	Amount as of December 31, 2022	Within 1 Year	After 1 Year but Within 5 Years	After 5 Years but Within 15 Years	After 15 Years
	(in thousands of Pesos, except percentages)
To the non-financial government sector	2,206,935	1,948,843	258,092	0	0
To the financial sector (1)	935,413	646,740	288,673	0	0
To the non-financial private sector and foreign residents
Overdrafts (2)	46,267,199	46,259,147	8,052	0	0
Documents (3)	74,183,119	73,255,196	927,923	0	0
Mortgages loans	62,427,346	8,380,241	11,750,298	22,746,264	19,550,543
Pledged loans (4)	9,582,980	3,273,552	6,263,951	45,477	0
Consumer loans (5)	334,528,905	241,127,295	93,362,081	39,529	0
Other loans	76,916,430	61,398,810	13,525,030	1,418,268	574,322
Other financings	2,555,042	1,455,669	1,098,491	882	0
Total Loans and other financing	609,603,369	437,745,493	127,482,591	24,250,420	20,124,865
Percentage of total loans and other financing portfolio	100%	72%	21%	4%	3%

(1)	Includes loans to financial institutions, interfinancing (granted call) and other financing to Argentine financial institutions.
(2)	Includes overdrafts lines of credit resulting from checking accounts.
(3)	Includes the face value of drafts, promissory notes and other bills transferred to us by endorsement for which the assignor is liable, whenever the latter is part of the non-financial private sector.
(4)	Includes the principal amount actually lent of automobile and other collateral granted, for which the obligor is part of the non-financial private sector and productive investment loans.
(5)	Includes personal loans, credit card loans and other consumer loans. Overdrafts to individuals are included under “Overdrafts”.

Interest rate sensitivity of outstanding loans and other financing

The following table presents the interest rate sensitivity of our outstanding loans and other financing with maturities over one year as of December 31, 2022:

As of December 31, 2022
(in thousands of Pesos)
Loans and other financing with maturities over one year:
Variable rate
To the non-financial government sector	258,111
To the financial sector	0
To the non-financial private sector and foreign residents	58,109,326
Total	58,367,437
Fixed rate
To the non-financial government sector	0
To the financial sector	283,333
To the non-financial private sector and foreign residents	113,207,106
Total	113,490,439
Total Loans and other financing with maturities over one year	171,857,876

As of December 31, 2022
(in thousands of Pesos)
Loans and other financing with maturities of less than one year:
To the non-financial government sector	1,948,824
To the financial sector	652,080
To the non-financial private sector and foreign residents	435,144,589
Total loans and other financing with maturities of less than one year	437,745,493

Total Loans and other financing	609,603,369

Analysis of the allowance for loan losses and other financing

The allowances for the year 2020, 2021 and 2022 were calculated based on the ECL according to IFRS.

The table below sets forth the activity in the allowances for loan losses for the years ended December 31, 2020, 2021 and 2022:

	Commercial portfolio	Consumer portfolio	Total
	(in thousands of Pesos) (1)
ECL as of January 1, 2020	6,457,832	13,835,568	20,293,400
New assets originated or purchased	5,542,219	18,131,997	23,674,216
Assets derecognized or repaid	(3,454,875)	(1,588,809)	(5,043,684)
Amounts Written Off	(969,712)	(2,234,809)	(3,204,521)
Monetary effects	(1,510,360)	(5,018,005)	(6,528,365)
As of December 31, 2020	6,065,104	23,125,942	29,191,046

	Commercial portfolio	Consumer portfolio	Total
	(in thousands of Pesos) (1)
ECL as of January 1, 2021	6,065,104	23,125,942	29,191,046
New assets originated or purchased	7,841,899	8,615,067	16,456,966
Assets derecognized or repaid	(3,711,902)	(8,307,740)	(12,019,642)
Effect of other changes	1,853,049	(5,168,263)	(3,315,214)
Amounts Written Off	(887,973)	(1,106,343)	(1,994,316)
Monetary effects	(3,766,475)	(5,790,908)	(9,557,383)
As of December 31, 2021	7,393,702	11,367,755	18,761,457

	Commercial portfolio	Consumer portfolio	Total
	(in thousands of Pesos)
ECL as of January 1, 2022	7,393,702	11,367,755	18,761,457
New assets originated or purchased	1,371,004	6,037,335	7,408,339
Assets derecognized or repaid	(3,616,188)	(2,379,662)	(5,995,850)
Effect of other changes	(425,460)	2,033,123	1,607,663
Amounts Written Off	0	(1,775,444)	(1,775,444)
Monetary effects	(2,679,196)	(6,324,465)	(9,003,661)
As of December 31, 2022	2,043,862	8,958,642	11,002,504

(1)	Figures adjusted for inflation as of December 31, 2022. See “Presentation of certain financial and other information.”

Ratio of net charge-off

The following table presents the ratio of net charge-offs to average loans and other financing by category for the fiscal years ended December 31, 2020, 2021 and 2022.

	As of December 31,
	2020	2021	2022
Overdrafts	2.77%	0.30%	0.05%
Documents	0.17%	0.02%	0.01%
Mortgage loans	0.27%	0.49%	0.26%
Pledged loans	0.30%	0.17%	0.28%
Consumer Loans	1.30%	0.64%	0.84%
Other loans	1.05%	1.40%	0.41%
Other financings	1.31%	0.39%	1.66%

Allocation of the allowances for loans and other financing losses

The following table allocates the allowance for loans and other financing losses by each category of financing and sets forth the percentage distribution of the total allowance for each of the fiscal years ended December 31, 2020, 2021 and 2022.

	As of December 31,
	2020 (1)		2021 (1)		2022
	(in thousands of Pesos, except percentages)
Overdrafts	1,991,986	6.82%	1,379,888	7.35%	527,005	4.79%
Documents	1,523,226	5.22%	1,873,118	9.98%	564,580	5.13%
Mortgage loans	2,039,210	6.99%	3,892,311	20.75%	1,193,916	10.85%
Pledged loans	387,477	1.33%	240,677	1.28%	189,640	1.72%
Consumer Loans	18,525,946	63.46%	7,978,369	42.53%	6,913,454	62.84%
Other loans	4,624,550	15.84%	3,305,307	17.62%	1,578,758	14.35%
Other financings	98,651	0.34%	91,787	0.49%	35,151	0.32%
TOTAL ALLOWANCES	29,191,046	100.00%	18,761,457	100.00%	11,002,504	100.00%

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2022. See “Presentation of certain financial and other information”.

Deposits

The following table sets out the composition of each category of deposits that exceeded 10% of average total deposits in each of the years ended December 31, 2020, 2021 and 2022.

	Year Ended December 31,
	2020 (1)	2021 (1)	2022
	(in thousands of Pesos)
Deposits in Domestic Bank Offices
Non-interest bearing Demand Deposits (2)
Average
Pesos	248,523,502	237,531,237	213,149,816
Foreign currency	7,122,455	7,440,527	3,920,055

Total	255,645,957	244,971,764	217,069,871

	Year Ended December 31,
	2020 (1)	2021 (1)	2022
	(in thousands of Pesos)
Non-interest bearing Other Deposits
Average
Pesos	20,845,603	13,710,210	13,618,778
Foreign currency	52,609,796	45,414,916	42,944,582

Total	73,455,399	59,125,126	56,563,360

Savings Accounts
Average
Pesos	214,109,896	201,980,466	207,050,325
Foreign currency	75,850,200	68,565,098	56,906,044

Total	289,960,096	270,545,564	263,956,369

Average real rate
Pesos	(23.90%)	(32.12%)	(43.88%)
Foreign currency	3.21%	(19.09%)	(11.49%)

Total	(16.81%)	(28.82%)	(36.90%)

Time Deposits
Average
Pesos	553,348,820	502,795,624	559,027,426
Foreign currency	63,248,557	70,506,179	46,086,712

Total	616,597,377	573,301,803	605,114,138

Average real rate
Pesos	(5.69%)	(11.38%)	(22.90%)
Foreign currency	4.64%	(18.87%)	(11.42%)
Total	(4.13%)	(12.30%)	(22.03%)

Deposits in Foreign Bank Offices
Non-interest bearing Demand Deposits
Average
Pesos	0	0	403
Foreign currency	17,679,664	3,490,291	4,239,254

Total	17,679,664	3,490,291	4,239,657
Non-interest bearing Other Deposits
Average
Pesos	0	0	0
Foreign currency	52,937,294	14,322,523	7,395,674
Total	52,937,294	14,322,523	7,395,674

(1)	Figures adjusted for inflation as of December 31, 2022. See “Presentation of certain financial and other information.”
(2)	Non-interest-bearing demand deposits consist of checking accounts.

Deposits by Type of Guarantee

The following table sets forth information regarding deposits by type of guarantee as of December 31, 2020, 2021 and 2022.

	2020 (1)			2021 (1)			2022

	(in thousands of Pesos)
	With guarantee	Without guarantee	Total	With guarantee	Without guarantee	Total	With guarantee	Without guarantee	Total

Checking accounts	82,799,476	204,355,865	287,155,341	70,346,414	201,047,365	271,393,779	45,258,313	213,726,623	258,984,936
Savings accounts	254,388,878	153,847,240	408,236,118	255,249,305	103,786,312	359,035,617	200,241,754	171,761,664	372,003,418
Time deposits	264,681,897	389,590,185	654,272,082	235,285,420	243,081,128	478,366,548	227,094,059	368,288,468	595,382,527
Investment accounts	1,441,876	66,563,058	68,004,934	3,423,681	15,199,694	18,623,375	3,491,213	47,445,002	50,936,215
Other	12,970,240	6,378,244	19,348,484	11,922,325	7,699,384	19,621,709	9,828,082	8,259,891	18,087,973
Total Deposits	616,282,367	820,734,592	1,437,016,959	576,227,145	570,813,883	1,147,041,028	485,913,421	809,481,648	1,295,395,069

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2022. See “Presentation of certain financial and other information”.

All deposits in Pesos and foreign currency placed in participating entities in the form of checking accounts, savings accounts, certificates of deposits or other forms of deposit that the Central Bank may determine from time to time shall be subject to the Deposit Guarantee Insurance System up to the amount of Ps. 1,500,000 (as of December 31, 2020, 2021 and 2022) which must meet the requirements provided for in Presidential Decree 540/1995 and other requirements that the regulatory authority may determine from time to time. On the other hand, the Central Bank provided from the exclusion of the guarantee system, among others, of any deposits made by other financial entities, deposits made by persons related to the Bank and securities deposits. However, pursuant to Communication “A” 7661, the Central Bank raised the amount covered by the Deposit Insurance System to Ps.6,000,000 since January 1, 2023.

Maturity of Deposits Without Guarantee

The following table sets forth information regarding our deposits without guarantee as of December 31, 2022.

	Total	Within 3 Months	Maturing After 3 but Within 6 Months	After 6, but Within 12 Months	After 12 Months
	(in thousands of Pesos)
Deposits without guarantee
Checking accounts
That exceed the guarantee	138,369,084	138,369,084	0	0	0
Without guarantee	75,357,539	75,357,539	0	0	0
Savings accounts
That exceed the guarantee	87,231,557	87,231,557	0	0	0
Without guarantee	84,530,107	84,530,107	0	0	0
Time deposits
That exceed the guarantee	224,186,124	220,876,866	2,773,502	524,798	10,958
Without guarantee	144,102,344	142,282,690	1,366,178	453,370	106
Investment accounts
That exceed the guarantee	1,619,552	1,601,301	16,750	1,501	0
Without guarantee	45,825,450	36,399,433	9,425,982	35	0
Other
That exceed the guarantee	6,397,814	6,397,814	0	0	0
Without guarantee	1,862,077	1,862,077	0	0	0
Total Deposits without guarantee	809,481,648	794,908,468	13,582,412	979,704	11,064

Return on equity and assets

The following table presents certain selected financial information and ratios for the years indicated.

	Year Ended December 31,
	2020 (1)	2021 (1)	2022

	(in thousands of Pesos, except percentages)
Net income for the fiscal years	76,901,094	44,555,592	40,773,666
Average total assets	2,062,689,144	1,925,247,341	1,891,655,222
Average shareholders’ equity	430,997,517	438,257,094	471,419,807
Shareholders’ equity at the end of the fiscal year	445,581,084	466,797,391	512,228,875
Average shareholders’ equity as a percentage of Average total assets	20.89%	22.76%	24.92%
Net income as a percentage of:
Average total assets	3.73%	2.31%	2.16%
Average shareholders’ equity	17.84%	10.17%	8.65%
Declared nominal cash dividends (2)	10,000,426	14,187,873	75,040,918
Dividend payout ratio (3)	33.04%	52.31%	174.33%

(1)	Figures adjusted for inflation as of December 31, 2022. See “Presentation of certain financial and other information.”
(2)	Figures not restated.
(3)

Declared nominal cash dividends stated as percentage of net income calculated under Central Bank Rules. Net income in nominal value calculated under Central Bank Rules as of December 31, 2020, of Ps. 30,269,354 thousand, as of December 31, 2021, of Ps. 27,123,243 thousand and as of December 31, 2022 of Ps. 43,045,596 thousand.

Interest rate sensitivity

The following table shows the interest rate sensitivity of our interest-earning assets and interest-bearing liabilities based on contractual maturities all based on information adjusted for inflation as of December 31, 2022. Variations in interest rate sensitivity may also arise within the repricing periods presented.

	Remaining Maturity at December 31, 2022
	0-1 Year	1-5 Years	5-10 Years	Over 10 years	Without due date	Total

	(in thousands of Pesos)
Interest-earning assets:
Loans and other financing to non-financial Public Sector	1,948,678	258,092	0	0	0	2,206,770
Loans and other financing to non-financial Private Sector and Foreign Residents	428,027,988	123,802,086	8,481,981	35,154,768	0	595,466,823
Loans and other financing to other Financial Entities	638,599	288,673	0	0	0	927,272
Other Debt Securities	685,649,144	50,954,359	517,638	50,690	0	737,171,831
Repo Transactions	61,929,317	0	0	0	0	61,929,317

Total Interest-Earning Assets	1,178,193,726	175,303,210	8,999,619	35,205,458	0	1,397,702,013
Interest-bearing liabilities:
Non-financial Public Sector deposits	56,960,759	0	0	0	0	56,960,759
Non-financial Private Sector and Foreign Residents deposits	959,809,589	20,678	0	0	0	959,830,267

	Remaining Maturity at December 31, 2022
	0-1 Year	1-5 Years	5-10 Years	Over 10 years	Without due date	Total

	(in thousands of Pesos)
Financing received from the Central Bank of Argentina and other financial entities	2,449,342	0	0	0	0	2,449,342
Issued Corporate Bonds	6,488	2,709,068	0	0	0	2,715,556
Subordinated Corporate Bonds	1,420,220	70,709,617	0	0	0	72,129,837

Total Interest-Bearing Liabilities	1,020,646,398	73,439,363	0	0	0	1,094,085,761
Asset (Liability) Gap	157,547,328	101,863,847	8,999,619	35,205,458	0	303,616,252
Cumulative Asset/Liability Gap	157,547,328	259,411,175	268,410,794	303,616,252	303,616,252
Cumulative sensitivity gap as a percentage of total interest-earning assets	11.27%	18.56%	19.20%	21.72%	21.72%
Interest-earning assets in Pesos
Loans and other financing to non-financial Public Sector	1,948,678	258,092	0	0	0	2,206,770
Loans and other financing to non-financial Private Sector and Foreign Residents	396,986,332	119,003,863	8,381,667	35,154,768	0	559,526,630
Loans and other financing to other Financial Entities	638,599	288,673	0	0	0	927,272
Other Debt Securities	633,879,103	49,153,733	253,450	50,690	0	683,336,976
Repo Transactions	61,929,317	0	0	0	0	61,929,317

Total Interest-Earning Assets in Pesos	1,095,382,029	168,704,361	8,635,117	35,205,458	0	1,307,926,965
Interest-bearing liabilities in Pesos
Non-financial Public Sector deposits	52,309,479	0	0	0	0	52,309,479
Non-financial Private Sector and Foreign Residents deposits	850,509,000	20,583	0	0	0	850,529,583
Financing received from the Central Bank of Argentina and other financial entities	51,705	0	0	0	0	51,705

Total Interest-Bearing Liabilities in Pesos	902,870,184	20,583	0	0	0	902,890,767
Asset (Liability) Gap	192,511,845	168,683,778	8,635,117	35,205,458	0	405,036,198
Cumulative Asset/Liability Gap	192,511,845	361,195,623	369,830,740	405,036,198	405,036,198
Cumulative sensitivity gap as a percentage of total interest-earning assets	14.72%	27.62%	28.28%	30.97%	30.97%
Interest-earning assets in foreign currency
Loans and other financing to non-financial Private Sector and Foreign Residents	31,041,656	4,798,223	100,314	0	0	35,940,193
Other Debt Securities	51,770,041	1,800,626	264,188	0	0	53,834,855
Total Interest-Earning Assets	82,811,697	6,598,849	364,502	0	0	89,775,048
Interest-bearing liabilities in foreign currency
Non-financial Public Sector deposits	4,651,280	0	0	0	0	4,651,280
Non-financial Private Sector and Foreign Residents deposits	109,300,589	95	0	0	0	109,300,684

	Remaining Maturity at December 31, 2022
	0-1 Year	1-5 Years	5-10 Years	Over 10 years	Without due date	Total

	(in thousands of Pesos)
Financing received from the Central Bank of Argentina and other financial entities	2,397,637	0	0	0	0	2,397,637
Subordinated Corporate Bonds	6,488	2,709,068	0	0	0	2,715,556
Repo Transactions	1,420,220	70,709,617	0	0	0	72,129,837
Total Interest-Bearing Liabilities	117,776,214	73,418,780	0	0	0	191,194,994
Asset (Liability) Gap	(34,964,517)	(66,819,931)	364,502	0	0	(101,419,946)
Cumulative Asset/Liability Gap	(34,964,517)	(101,784,448)	(101,419,946)	(101,419,946)	(101,419,946)
Cumulative sensitivity gap as a percentage of total interest-earning assets	(38.95%)	(113.38%)	(112.97%)	(112.97%)	(112.97%)

(1)	Includes instruments issued by the Central Bank.
(2)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning asset.

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

The following discussion is based on, and should be read in conjunction with, our audited consolidated financial statements and related notes contained elsewhere in this annual report and the other financial information appearing elsewhere in this annual report.

A. Operating results

FINANCIAL PRESENTATION

Our accompanying consolidated financial statements as of December 31, 2022 and 2021 have been prepared in accordance with the IFRS as issued by the IASB.

Additionally, our audited consolidated financial statements as of December 31, 2022 and 2021 and the corresponding figures for previous fiscal years and the financial information included in this annual report for all periods reported have been restated for the changes in the general purchasing power of the functional currency of the Bank as established by IAS 29. As a result, those consolidated financial statements and selected financial information are stated in terms of the measuring unit current at the end of the reporting period (December 31, 2022). Due to the high inflationary level that has prevailed in Argentina in the recent past, our management has analyzed the conditions established by IAS 29 paragraph 3 for an economy to be considered as hyperinflationary. Based on such analysis, our management considers that there is evidence to determinate Argentina’s economy as “hyperinflationary” under IAS 29 for accounting periods ending after July 1, 2018. See “—Risk factors—Risks Relating to Argentina—High inflation levels could have adverse long-term consequences for the Argentine economy” and note 3 “Basis for the preparation of these financial statements and applicable accounting standards” to our audited consolidated financial statements as of December 31, 2022 and 2021. In this regard, according to the official data published by INDEC, the annual consumer price inflation rate was 47.6% in 2018, 53.8% in 2019, 36.1% in 2020, 50.9% in 2021 and 94.8% in 2022.

MACROECONOMIC ENVIRONMENT

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

In terms of public debt, the executive branch decided to restructure the maturities of treasury bills issued in U.S. Dollars to institutional investors until August, while continuing to pay the maturities of bills issued in Pesos, and, taking advantage of the market conditions at that time, the Ministry of Economy successfully reopened the placement of the latter.

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

The Central Bank’s exchange rate policy continued to focus on avoiding big gaps in the U.S. Dollar by intervening the market with its freely available reserves. In this way, the official exchange rate raised at a constant daily rate of 0.09%, increasing almost 18% of its value in the first half of the year, while reserves fell more than U.S.$ 1.5 billion. In this context, the government decided to further tighten exchange controls in June, especially for imports. Importers would have to use their own U.S. Dollars to make payments in foreign currency, before accessing the foreign exchange market (“FX Market”), and such an access would be subject to approval by the Central Bank. In addition, access to the FX Market was limited to persons who had made foreign currency purchase transactions through debt instruments denominated in foreign currency (U.S. Dollar MEP and spot with liquidation) in the last 90 days, with a commitment to refrain from these transactions during the following 90 days after accessing the official market. On the other hand, the monetary entity relaxed exchange controls for SMEs and some key imports (medicines and fertilizers for the agricultural sector). In this way, the Central Bank was able to buy U.S.$ 672 million during June, although it returned to selling reserves in July after a modest easing of exchange controls.

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

Despite the successful debt restructuring, problems on the foreign exchange front continued to drain the Central Bank’s reserves. In response, it decided to intervene the market by selling bonds denominated in U.S. Dollar that would come from the restructuring and further tightening restrictions on access to the official FX Market. As a result such measures, companies with monthly maturities of financial debt in excess of U.S.$1 million could only cover 40% of these maturities in the official FX Market and had to negotiate new terms for the remaining debt with an average maturity of up to two years. In addition, a 35% withholding on account of income tax and personal property tax will be applied to those who buy the permitted quota of U.S.$200 per month in the FX Market for personal savings. From the U.S.$ 200 monthly quota, credit card payments and tourist expenses would now have to be deducted, while foreigners would no longer be able to access the foreign currency bond market to settle them abroad, among other restrictive measures.

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

With tighter controls on imports and relative tranquility in the FX Market, the Central Bank was able to buy back foreign exchange denominated reserves in early November. Net intervention in the month remained negative (U.S.$ 327 million), although well below October, September or August, when the Central Bank sold more than U.S.$1 billion per month. Likewise, gross international reserves grew up to U.S.$39 billion in mid-November, although U.S. Dollar deposits grew by U.S.$23 million after two months of decreases of over U.S.$ 1 billion.

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

Year 2021

Pursuant to the IMF’s estimates, global economy expanded by 5.9% in 2021, overcoming the 3.1% downturn caused by the pandemics in 2020. The GDP of developed countries increased by 5.2%, with the United States at the forefront with a growth of 6%, followed by the Euro zone and Japan with 5% and 2.4%, respectively. The GDP of emerging countries grew by 6,4%, with China standing out with an 8% growth rate, partly because of its initial success in controlling Covid-19, India with a 9.5% expansion and Latin America with a recovery surpassing 6% as compared to the previous year.

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

It was just by the end of the year that the Bank of England adjusted its interest rate providing for a 15 base points increase in December (from 0.1 to 0.25%) and the Federal Reserve of the United States reported a gradual reduction in the purchases of financial assets and the possibility of increasing its reference interest rate during 2022 from 0% to 0.25% that had remained unchanged since the pandemic outbreak. Analysts reckon that there could be 3 or 4 rate increases. The European Central Bank adopted a similar criterion in line with its American counterpart and curtailed purchases of bonds although maintaining its reference rate at 0%. In turn, the monetary authorities of major Latin American countries adopted more aggressive measures in the light of the double risk of inflation acceleration and foreign exchange rate depreciation. The Central Bank of Brazil rose the Selic rate by 725 base points whereas its Chilean, Peruvian and Mexican counterparts rose their reference rates by 350, 225 and 125 points, respectively.

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

Access to vaccines against Covid-19 in Latin America was delayed since suppliers prioritized developed countries with which they had executed contracts. Nevertheless, in the second half of the year it was possible to speed up the vaccination campaign by reason of the greater availability of vaccines; this was widely accepted by the population. By the end of 2021, Chile and Cuba had vaccinated 86% of their population, Uruguay, 76% whereas approximately 70% of the population in Brazil and Argentina was vaccinated. Mortality peak in the region was recorded between April and June, 2021, which a sharp decline in the second semester.

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

By the end of the year, tensions between Russia, Ukraine and the NATO member countries escalated, strongly impacting on the price of natural gas in Europe, depending to a great extent on Russian supply. Energy crisis spread all over the world. In addition to the shortage of natural gas in Europe, China was forced to ration energy usage in factories due to lack of coal. The drought in Brazil detrimentally affected hydroelectricity production and resulted in an increase- by more than 30%- in the cost of energy in that country. Moreover, in July, the disagreements between Saudi Arabia and United Arab Emirates within the OPEC (Organization of Petroleum Exporting Countries), boosted an increase in oil prices. The price of crude oil at the end of the year was U.S.$ 78.6/barrel, with an annual upsurge of 54.5%.

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

It was a very heterogeneous but still incomplete recovery. Some sectors, such as industry or construction, which were at an advantage due to an earlier reopening, reached records close to those in the first half of 2018 despite the foreign exchange fluctuations. Instead, the recovery of services associated to tourism, food and commerce, started only in the first quarter of 2021, after Argentina having overcome the second wave of Covid-19.

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

At a retail level, the lifting of health restrictions along with the more intensive use of privately-owned automobiles in lieu of public transport for fear of infection, boosted an increase in fuel consumption. Preliminary estimates indicate that, during 2021, sales of gasoline and diesel fuel would have gone up by 29% and 14%, respectively. In contrast to the foregoing, public transport did not recover the volume recorded prior to the pandemic. The Buenos Aires subway system does not succeed in transporting half of more than 30 million individuals per month who used such means of transport before the outbreak of the pandemic.

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

The construction sector is more optimistic than consumers. Businessmen in both public and private projects reckon that the activity will get better in the ensuing months at a ratio of 2 to 1 in private works and 5 to 1 in public works. Asphalt, mosaic tiles and concrete were the most demanded products in this sector. Cement production grew by 26% in 2021 whereas manufacturing of steel, which is also used in other high-growing sectors such as the automotive industry, purportedly grew by 33.5%.

Economic recovery permitted employment levels to conspicuously upgrade. The employment rate, which had reached a minimum 33.4% in the pandemic, recovered until reaching a 42.9% rate in the third quarter of 2021. Unemployment ranged from a maximum 13.1% to 8.2%, the lowest rate since 2017. In the third quarter of 2021, 46.7% of the economically active population worked or was looking for a job, this being slightly lower than the 47.2% rate in the third quarter of 2019.

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

Salaries in the private formal sector were two points above the inflation rate whereas such upsurge in the public sector was slightly higher, thus breaking the streak of 3 years in a row of downfall in real salaries. Informal workers were unable to prevent their income from falling down. They saw their purchasing power decrease by 10 points in accordance with the salary index reported by the INDEC. The RIPTE index that measures the permanent salary of formal workers was Ps. 100,590 in November, increasing a 1.5% as compared to the former year, although it was 13% below the level recorded in the previous five years. In turn, the purchasing power of retirees decreased by 6% in real terms as a consequence of adjustments determined under executive orders and the application of the formula established by law, taking into account past inflation rather than the current figures.

As concerns foreign trade, Argentina was able to achieve a surplus of approximately U.S.$ 14,750 million by the end of the year, in its balance of trade, representing almost 3% of the GDP. In 2021, prices of exports and imports grew by about 42% and 49%, respectively. Both international prices for exports and imports, as well as volumes thereof significantly increased during such year in consistence with certain normalization of the economies in the post-pandemic era. As concerns exports, assessed in US dollars, energy and natural gas exported to Brazil have experienced the highest growth rates, followed by sales of manufactures of industrial origin. Exports of food grew at a slower pace due to harvesting problems. In terms of imports, energy recorded the greatest increase since imports of liquefied gas into the Bahia Blanca port were reinstated. Imports of intermediate goods ranked second whereas consumption goods and automobiles increased the least.

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

Total revenues of the public sector are estimated at 18.1% of the GDP because, among other factors, export duties rose in 2021, partially compensated by a drop in the collection of tax on personal assets. In turn, there was an increase in the tax on financial income and non-tax revenues, in this case by the extraordinary levy on large net worth individuals that raised almost 0.5% of the GDP. Furthermore, the government obtained additional revenues on account of the extraordinary allocation of DGE from the IMF. After adding interest amounts, the aggregate deficit represents 4.6% of the GDP or Ps. 2.1 trillion. Of this aggregate amount, the sum of Ps. 736,000 million was financed by the Peso market by means of public auctions and Ps. 1.7 thousand million from the Central Bank through temporary advances and profit remittances. Such financing also proved useful to pay off international obligations to international organizations that fell due in such year.

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

There were almost no maturities of US dollar debt to the market in 2021 and payment of interest in 2022 did not exceed U.S.$ 2,000 million. However, the country-risk by the end of the year ranged from a minimum of 1,375 to 1,914 base points until reaching 1,700 base points in late 2021, with securities yielding 25% per annum in US dollars.

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

The Gini coefficient that measures the distribution of income continued to be set at 0.44 even though social security plans strongly increased during the pandemic and allowances under the Plan Alimentar rose in 2021. Health restrictions more fiercely affected low-income population and informal workers. 10% of individuals who generate more income obtains 20 times more than 10% of the poorest individuals.

In the first semester in 2021, poverty rate was 40.6% of the population, representing a slight decrease as compared to the 42% rate as of the end of the year. Extreme poverty (indigence) affects 10.7% of the population in Argentina.

The health crisis along with economic distress have caused tensions of all kinds affecting the population. At a political level, the worsening of the pandemic in the second quarter triggered off disagreements between national and provincial authorities in connection with health restrictions. After the success of the opposition in the November mid-term legislative elections (at a national level, the opposition obtained 41.7 % of votes as compared to 33.6% of the governing party) some changes took place, including those in the Ministries of Security, Agriculture, Education, Foreign Affairs and Science.

Year 2022

According to IMF estimates, the world economy grew 3.2% in 2022, sustaining a solid pace after the 6% of 2021, despite facing multiple challenges. These included Russia-Ukraine war conflict and its impact on commodity prices, the distortions caused by the Covid-19 pandemic, especially in China which had multiple quarantines throughout the year. To this was added the increase in interest rates by the central banks of developed countries due to the persistence of above-target inflation rates.

Developed countries grew 2.4% during the year. The GDP of the Euro zone expanded 3.1%, while the United States grew 1.6% and Japan 1.7%. Emerging economies advanced 4.4%, but China grew only 3.2%, one of the lowest records in the last 30 years. Latin America grew 3.5%, with a better-than-expected performance in Brazil, whose gross domestic product expanded 2.8%.

In February 2022, start the Russia-Ukraine war conflict, after months of Russian military buildup on the border, in an unprecedented escalation of the territorial conflict that began in 2014 with the annexation of Crimea. The United States and the European Union responded with financial sanctions that included disconnecting Russia from the SWIFT financial payments network, freezing Russian Central Bank assets, and a staggered ban on Russian oil and gas imports. In the quarter following the invasion, the price of oil rose 20%, natural gas 75% and coal 56%. Agricultural commodities such as wheat (34%), corn (18%) and soybeans (9%) also rose, adding pressure to international inflation, which was already a concern. At the end of 2022, the war is still going on. Ukraine regained some of its territories and the price of most commodities has returned to pre-war levels. At times, the world was rocked by threats to use nuclear weapons.

The third year of the Covid-19 pandemic was marked by normalization of economic and social activity. With 69% of the world’s population vaccinated, deaths were down 66% from 2021. This allowed the relaxation of the restrictions in force in 2020 and 2021 in much of the world. The big exception was China: under its zero-Covid policy, it imposed strict quarantines in Shanghai, Beijing and other major cities between April and November. As a result, Chinese GDP contracted by 2.6% quarter-on-quarter in the second quarter. In late December 2022, amid protests and widespread discontent, China announced the lifting of some of its sanitary restrictions.

The reappearance of high inflation globally observed in 2021 continued in 2022. In the United States, CPI peaked year-on-year at 9.1% in June, although it declined to 6.5% in December. In the Euro zone, it reached 10.6% year-on-year in October and closed the year at 9.2%. According to the IMF, inflation averaged 7.2% in developed countries and was higher in emerging countries, reaching 9.9%. The central banks of developed countries abandoned the lax policy of 2021 and embarked on the most accelerated cycle of interest rate hikes since the 1980s. The Federal Reserve raised the Fed Funds rate from 0-0.25% to 4.25-4.5%, with four consecutive 75 basis point hikes. The European Central Bank moved its refinancing rate from 0% to 2.5%.

The tightening of monetary policy hit international stock markets. The S&P 500 index fell 19% in 2022 and the Euro Stoxx 50 declined 12%. The yield on 10-year U.S. Treasury bonds climbed from 1.51% to 3.88%. Cryptocurrencies such as Bitcoin lost 64% of their value. In contrast, the US labor market showed firmness: it added 4.2 million private jobs and unemployment fell from 3.9% to 3.5%. In the Eurozone, unemployment remained at around 6.5%.

The Argentine economy grew about 5.5% in 2022. Private consumption expanded 9% and investment rose more than 11%, reaching 21% of GDP at constant values. Activity normalized after two years of pandemic and practically all sanitary restrictions were lifted.

The lifting of sanitary restrictions especially benefited sectors such as hotels and restaurants, which grew 38.2%, other community, social and personal activities (10.7%) and transport and communications (8.5%), which in 2021 were still well below their pre-pandemic level. Others such as manufacturing (5.1%), trade (6.4%) or construction (6.6%) stretched the previous year’s rebound achieving real growth compared to even 2018. Mining which includes hydrocarbon production (13.8%) stood out as one of the fastest expanding sectors attracting significant foreign investment. Agriculture (-2.2%) was one of the two sectors to contract, heavily affected by the drought starting in the fourth quarter. Financial intermediation (-0.3%) also finished below 2021 levels.

Argentina´s annual inflation almost doubled from 50.9% to 94.8% in December 2022. From an average monthly pace of 3.3% in Q4 2021, it jumped to 6.7% in March with food prices rising above 7% before moderating to levels close to 5% in May and June. The resignation of the Minister of Economy in early July generated great uncertainty, which was reflected in the price of the informal dollar and dollar called CCL, which increased 61%. This rise in unregulated exchange rates had an impact on domestic prices, leading to monthly inflation peaks of 7.4% in July and 7% in August. After a brief transition, the new economic team managed to lower inflation to 5% monthly levels in November and December with a combination of interest rate hikes, reduction of public spending in real terms, various controls and price agreements.

Despite these efforts, 2022 closed with the highest annual increase in the Consumer Price Index since 1991. Wholesale prices grew 94.5% and the cost of construction 97.6%. At the retail level, the highest inflation was recorded in clothing and footwear (120.8%) and restaurants and hotels (108.8%). Core inflation was 90.6%, regulated prices rose 85.7% and seasonal prices 134.1% for the year.

In this context, after dropping from 11% to 7% in 2021, the unemployment rate remained at that level during 2022. The INDEC recorded around one million new employees, however only one fifth of them were salaried employees in the formal private sector. The informality rate exceeded 37%, reaching the highest levels since 2007. Wages continued to deteriorate in real terms: purchasing power fell between 0.5% and 1%, depending on the SIPA or RIPTE index, both from the Ministry of Labor.

Exports increased 13.5% in dollar terms and totaled U.S.$ 88.4 billion in the year, due to a 16.2% increase in prices and a 2.3% decrease in quantities, compared to 2021. Imports rose 29% to U.S.$ 81.5 billion, with an increase of 11% in volume and 16% in prices, despite the fact that the government sought to limit them with measures such as the introduction of the SIRA system in October and the extension of Non-Automatic Licenses. The trade surplus was reduced by 53% to U.S.$ 6.9 billion. Because of the war, energy imports soared 120% and the energy balance was in deficit by U.S.$ 4.5 billion, its worst result since 2015. Exports of primary products increased 9.4% in the year and manufactured goods of agricultural origin, 7.1%, totaling U.S.$ 56.2 billion between both. In September and December, the Central Bank offered special parities of Ps. 200 and Ps. 230 per dollar to soybean exporters, in order to encourage the liquidation of stocks. Through this program, some U.S.$ 10.8 billion were exported.

The Central Bank started the year with U.S.$ 39.7 billion of gross reserves and a very low level of net reserves. The agreement signed with the IMF in March granted U.S.$ 4.4 billion to the Central Bank to strengthen the availability of reserves, established periodic disbursements to cover the maturities of the agreement signed in 2018 and set quarterly targets for the accumulation of reserves. To meet them, the Central Bank had to intensify import restrictions and used the aforementioned incentive programs to boost soybean export settlements. At the end of 2022, gross and net reserves increased by around U.S.$ 5 billion in a scenario for the first half of 2023 that will be conditioned by the drought, whose impact on agricultural exports cannot yet be measured, and the expected payments to international organizations.

The IMF program established an annual target for the primary deficit for 2022 equivalent to 2.4% of GDP. In the first half of the year, primary spending expanded 11.4% in real terms. After the change in the economic team, such spending contracted 9.4% in the second half of 2022, allowing the target to be met. This was possible thanks to the 6.6% real fall in spending on economic subsidies, especially energy subsidies (-4.1%), lower transfers to the provinces (-8.6%) and the erosion of pensions and contributory pensions (-1.5%), although aggregate spending on social benefits expanded at the margin in 2022 (0.6%).

On the revenue side, collection grew 5.3% in real terms thanks to income tax (15.7%), VAT (4.2%) and import duties (1%), while the amount collected from export duties (-2.1%) and fuel tax (-29%) declined. Adding interest payments, the fiscal deficit reached 4.2% of GDP. In addition, the National Treasury faced capital maturities for 8.1% of GDP. Of these 12.3 points of GDP to be financed, the local market contributed 8 points (65%), 3.5 points were covered with loans from the IMF and other multilaterals and the remaining 0.7% had to be financed by the Central Bank with monetary issuance.

At the beginning of 2022, the exchange rate regulated by the Central Bank through Communication A 3500 was quoted at Ps. 102.75 per U.S. dollar while the quote of the CCL dollar reached Ps. 203.11, a gap of almost 100%. The Central Bank accelerated the pace of depreciation of the regulated dollar from 1.7% per month on average in 2021 to 3.4% in the first half of 2022 and 6% per month in the second half of 2022, seeking to avoid further exchange rate arrears, another of the commitments assumed with the IMF. The stability of the CCL dollar in the first months allowed the gap to fall to 76% in May. The monetary expansion and the volatility that prevailed in the Reference Stabilization Coefficient (CER) adjustable bond market during June put pressure on unregulated dollar quotes and the exchange rate gap during the replacement of the economic team, reaching prices around Ps. 300 per dollar for the former and levels above 100% and peaks of 160% for the latter. During the fourth quarter, the fall in public spending in real terms, the rise in interest rates and the accelerated devaluation allowed the Central Bank to keep the gap below 100%. The Central Bank-regulated dollar closed 2022 at Ps. 177.13 while the CCL dollar traded at Ps. 340.85, an annual variation of 72.4% and 67.8% respectively, both below the inflation rate.

Money market and Argentine financial system

Information presented in this section has been prepared in accordance with economic indicators and historical information of the financial system, as published by the Central Bank of Argentina or INDEC and therefore has not been adjusted for inflation.

Year 2020

In order to adapt to the new economic and social reality, the Argentine government gradually shifted its monetary policy in the course of 2020, starting by reducing Central Bank’s assistance to the Treasury to a minimum and the placement of LELIQs, and then financing the fiscal deficit caused by the expenses originated in the pandemic with almost no limitations. The pressures on the FX Market , the monetary imbalance and the insufficient demand for Pesos to absorb the surplus liquidity led the Central Bank to intervene not only in the FX Market by selling reserves but also to continue placing notes (such as LELIQs) in the financial system to avoid a monetary and exchange overflow.

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

During 2020, deposits (private and public sector) denominated in Pesos increased 88.8% in year-on-year terms, while those denominated in US dollars fell 14.2%. In a context of clear abnormality caused by the pandemic, deposits in Pesos rose from 13.5% to 17.2% of GDP. In turn, the dollar segment fell again after their strong decline in 2019, falling from U.S.$ 22,138 billion at the end of 2019, to U.S.$ 18,984 million.

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

Private deposits in foreign currency registered their largest falls in the months of September and October, after the latest tightening of exchange controls. The fall in September reached U.S.$539 million and that of October reached U.S.$869 million. Throughout the year, the decline was U.S.$2,359 million (closed at U.S.$15,956 million).

The weight of the public sector in deposits increased slightly in 2020. Deposits in Pesos increased 102.9% while the total (Pesos plus dollars measured in Pesos) increased 93%. At the end of 2020, public and private sector deposits (Pesos plus dollars) reached Ps.7.5 trillion, of which 18.8% corresponded to the public sector when in 2019 they reached 16% of the total.

As regards credit in 2020, loans measured in both currencies (private and public sector) increased 27.4% year-on-year, totaling Ps.3,235,464 million, which was well below inflation. Credit in Pesos (private and public sector) increased 46.9% year-on-year, and GDP grew by one point to 8.7%, driven mainly by corporate loans granted to endure the economic crisis sharpened by the pandemic (ATP Program and loans to SMEs at subsidized rates). Concerning credit in Us dollars (mostly pre-financing of exports to the private sector), it fell by U.S.$5.4 billion to U.S.$5.3 billion in the year.

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

The factors for the expansion of the monetary base by Ps. 1.18 billion during 2021 were basically three-fold. The National Treasury financing demanded Ps. 1.76 billion, net, for temporary advances and profit remittance. Furthermore, the issuance of a net amount of Ps. 451,000 million was required to purchase foreign exchange in an amount equal to U.S.$ 5,049 million in the exchange market. For the purposes of neutralizing the monetary impact of this issuance, it was necessary for LELIQS and Swaps to be placed in the financial system in an amount of nearly Ps. 1.9 trillion along with the intervention in the bond market and Rofex for the purpose of sterilizing an additional amount of Ps. 490,000 million. As a compensatory measure, an amount of nearly Ps. 1.4 trillion as interest on the interest-bearing debt was issued.

In 2021, the exchange market retained the same structure that was in place during the previous year with certain additional restrictions on some of its segments. In the official exchange market the US dollar quotation underwent three clearly differentiated stages. In the first quarter, Peso devaluation in that market went hand in hand with inflation figures, even exceeding such figures at times. Since April, devaluation rate decreased, ranging from 1% to 1.2% per month and became delinked from inflation. Such policy lasted until the November midterm legislative elections. In the last month of the year, the Central Bank allowed the Peso to depreciate further until reaching a monthly depreciation of 2%, still below the inflation rate. In the “point to point” measurement, the official dollar grew by 22.1%, as compared to a 41% increase in domestic prices adjusted by a 7% inflation in the United States. This implies a real appreciation of Peso vs. commercial US dollar of over 13% in 2021. Measured in multilateral terms and using the Central Bank´s index, the real exchange rate for commercial transactions appreciated by 21%.

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

Thus, the Central Bank´s gross reserves, including those associated to the minimum cash requirements for deposits in foreign currency accepted by the banks, amounted to US $39,662 million by the end of the year, virtually the same level of gross and net reserves held at the beginning of the year.

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

Delinquency is quite heterogeneous based on the type of financial institutions. Late payments reported by private banks is only 2.8% with a 151.7% coverage by means of allowances. Likewise, in the case of official banks, such figure has more than doubled, with an uncollectibility ratio of 6.6% and allowances providing arrearage coverage (85%). The uncollectibility charges of the system ranged from an average of Ps. 21,600 million per month in 2020 to Ps.13,500 million per month in 2021, on a constant currency basis, in consistence with late payments reduction.

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

Without experiencing significant changes in expense coverage with revenues from non-financial services, the evolution of bank profitability was driven by the results of financial intermediation. Slow payment recovery fell short in compensating the drop in intermediation margin so that aggregate earnings in 2021 significantly decreased. After recording average monthly profits in an amount of Ps.27,600 million in 2020, an amount equal to Ps.17,600 million per month was recorded in 2021. Mention should be made to the factors that impaired bank profitability during that term such as, among others, low credit demand, subsidized loans, regulated interest rates that impacted on the margin of financial intermediation. There was a 36% decrease in profits for the entire system and 46% for the private sub-system. Thus, accumulated ROA for 2021 adjusted for inflation declined from 2.4% to 1.1%. In turn, accumulated ROE was 7.2% for the total financial system and 8.0% for the private bank subsystem.

The system is capitalized to a very satisfactory extent. Capital integration is 25.6%, that is, 239% more than is required according to the Central Bank´s statistics. Private banks have an excess of capital as payment is higher than 27%. These sound figures with respect to capital are supplemented by the entities´ satisfactory liquidity levels. Liquid assets accounted for as the aggregate of cash and cash equivalents, minimum cash requirements, swaps, securities for minimum cash requirements and drafts issued by the Central Bank (LELIQS), represent 68.7% of total deposits, which figure has remained considerably stable throughout the year.

Year 2022

After two years in which it kept its monetary policy rate fixed at 38%, throughout 2022 the Central Bank increased the Liquidity Bills rate to 75%, accompanying the increase in inflation and the exchange rate gap. The private Badlar rate rose from 34.1% to 69.4% during the year. In this context, the Central Bank’s interest-bearing liabilities increased from Ps. 4,506 billion to Ps. 9,947 billion. The direct issuance by the Central Bank’s transitory advances or transfer of profits to the Treasury totaled Ps. 620 billion or 0.7% of GDP, considerably less than the 3.7% of 2021. But the Central Bank intervened on several occasions in the secondary market for government securities, buying around Ps. 1,850 billion throughout 2022 and had to use LELIQ and passive passes to sterilize the resulting issuance.

The situation of the Peso bond market was at its most pressing between June and July. Uncertainty over a potential default on CER-adjusted securities caused yields on certain bonds in the secondary market to soar from -8% to +11% in a matter of weeks. Volatility spilled over to stocks and dollar-denominated Treasury bonds and began to improve from August onwards, leading to a year of widespread improvement in dollar-denominated Treasury yields. In fact, the Treasury was able to carry out two asset conversion operations that contributed to clear public debt maturities until the end of the year.

The Merval index expressed in dollars at the CCL exchange rate grew 44% in the year and closed at U.S.$ 673, the highest price since August 2019. Sovereign bonds in dollars fell 19% for the full year, although they rose 34% in the last quarter. The JPMorgan country risk index started the year at 1,703 basis points, surpassed 2,800 basis points in July and October, and by the end of December had dropped to 2,196 basis points.

The monetary base grew 42.5% in 2022, or Ps. 1,438 billion. In addition to the assistance to the Treasury and the purchase of government securities, the main factors for the expansion of the monetary base were the payment of interest on Central Bank liabilities (Ps. 3,386 billion) and the purchase of foreign currency (Ps. 1,244 billion), while it absorbed Ps. 5,839 billion through the issuance of Liquidity Bills. The public money in circulation grew 51.9%, almost half the inflation rate, but bank reserve requirements increased only 17.3%, partly because the real growth of Peso deposits observed in 2021 was reversed in 2022 and, on the other hand, because the Treasury offered banks the possibility of integrating reserve requirements with Treasury bonds and with LELIQ for those who grant loans under government-subsidized lines, among other conditions. In this way, the Central Bank encouraged the granting of financing to both the public and private sectors.

Total Peso deposits fell 1.9% in real terms measured on an end-to-end basis, after having grown 4.7% the previous year. Fixed-term deposits rose 12.5% in real terms, but current account deposits fell 14.8% and savings deposits fell 5.6%, a phenomenon that reflects the weakening demand for money during the year.

For their part, dollar deposits fell sharply again, closing the year 10% below the December 2021 level, after having fallen 16.2% during that year. At December 2022 prices, public and private sector Peso and dollar deposits reached Ps. 21,536 billion or 26% of GDP.

On the credit front, demand has continued to fall steadily. The total balance fell for the fifth consecutive year in real terms, ending 2022 at Ps. 7,635 billion, 16% below the December 2021 level. Credit in Pesos to the private sector contracted 13.7% in the year, mainly in mortgages (-31.8%), personal loans (-19.1%) and credit cards (-14.2%). As a result, commercial credit fell 8.8% in real terms and consumer credit fell 16%.

In this context of rising nominal interest rates and falling financial intermediation in real terms, the financial system preserved most of its solvency ratios, maintaining moderate risk exposure and high coverage margins with liquid assets, provisions for uncollectibility and capital.

In particular, the stocks market exposure of all financial institutions to credit risk remained at relatively low levels compared to recent years, around 44% when measured as the ratio of total credit (to the private and public sector) to total assets. At the same time, the ratio of non-performing of financing to the private sector continued to decline, reaching 3.1%.

In terms of profitability, the Central Bank’s decisions regarding interest rates, the behavior of Treasury debt and regulations have become increasingly important factors in determining the results of banking institutions. Nevertheless, banks have generally maintained positive indicators throughout the year, which have reinforced the solvency of the system.

Selected Financial Data

The following tables present summary historical consolidated financial data for each of the periods indicated. You should read this information in conjunction with our audited consolidated financial statements and related notes included in this annual report. We have derived our selected consolidated financial position data for the year ended December 31, 2020, from our audited consolidated financial statements not included in this annual report.

	As of December 31,
Selected Consolidated Statement of Financial Position Data	2020 (1)	2021(1)	2022

	(in thousands of Pesos)
ASSETS
Cash and Deposits in Banks	382,135,611	335,692,114	250,089,093
Investments in Debt Securities and Equity Instruments	791,864,581	627,553,904	949,065,401
Derivative Financial Instruments	2,909,301	2,524	42,899
Repo Transactions	115,909,275	61,176,357	61,929,317
Loans and other financing	756,880,127	686,328,209	598,600,865
Other Financial Assets	97,553,204	103,490,368	88,564,801
Current Income Tax Assets	—	1,058,582	—
Investment in associates and joint arrangements	599,527	953,520	1,141,599
Property, Plant and Equipment	101,054,570	102,991,484	101,863,737

	As of December 31,
Selected Consolidated Statement of Financial Position Data	2020 (1)	2021(1)	2022

Intangible Assets	15,007,164	16,370,965	17,439,760
Deferred Income Tax Assets	185,790	93,092	73,569
Other Non-financial Assets	6,562,773	4,541,843	12,452,870
Non-current assets held for sale	6,639,597	6,314,263	8,856,247
TOTAL ASSETS	2,277,301,520	1,946,567,225	2,090,120,158
Average Assets	2,062,689,144	1,925,247,341	1,891,655,222
LIABILITIES
Deposits	1,437,016,959	1,147,041,028	1,295,395,069
Liabilities at fair value through profit or loss	—	3,170,711	526,027
Derivative Financial Instruments	677	4,933	2,371
Repo Transactions	1,818,749	—	—
Other Financial Liabilities	144,706,530	131,278,389	135,091,316
Financing received from the Central Bank of Argentina and other financial entities	2,702,383	852,660	2,449,342
Corporate Bonds	115,337,362	87,588,712	74,845,393
Current Income Tax Liabilities	15,128,486	684,304	10,849,439
Provisions	3,853,234	3,221,012	2,788,132
Deferred Income Tax Liabilities	21,899,267	12,169,160	13,134,903
Other Non-financial Liabilities	89,256,789	93,758,925	42,809,291
TOTAL LIABILITIES	1,831,720,436	1,479,769,834	1,577,891,283
SHAREHOLDERS’ EQUITY
Net Shareholders’ Equity attributable to controlling interests	445,575,591	466,723,603	512,144,187
Net Shareholders’ Equity attributable to non-controlling interests	5,493	73,788	84,688
TOTAL SHAREHOLDERS’ EQUITY	445,581,084	466,797,391	512,228,875
Average Shareholders´Equity	430,997,517	438,257,094	471,419,807

(1)	Figures adjusted for inflation as of December 31, 2022. See “Presentation of certain financial and other information”

	For the year ended December 31,
Selected Consolidated Statement of Income Data	2020 (1)	2021(1)	2022

	(in thousands of Pesos, except for number of shares, basic earnings per share and dividends per share)
Net Interest Income	282,987,207	255,254,091	305,325,092
Net Commissions income	66,730,139	65,164,399	67,988,986
Subtotal (Net Interests income plus Net Commissions income)	349,717,346	320,418,490	373,314,078
Net gain from measurement of financial instruments at fair value through profit or loss	41,100,715	32,491,457	45,158,876
Profit from sold or derecognized assets at amortized cost	3,801,250	475,397	169,626
Differences in quoted prices of gold and foreign currency	12,436,304	9,053,376	62,273,582
Other operating income	15,788,439	15,259,712	21,177,436
Credit loss expense on financial assets	(23,114,986)	(5,056,287)	(6,897,807)
Net Operating Income before expenses, depreciation and amortization	399,729,068	372,642,145	495,195,791
Total Operating Expenses (2)	(194,108,208)	(196,630,082)	(207,101,627)
Net operating income after expenses, depreciation and amortization	205,620,860	176,012,063	288,094,164
(Loss)/Income from associates and joint arrangements	(20,155)	170,439	(113,516)
Loss on net monetary position	(90,338,449)	(129,316,600)	(228,837,116)
Income before tax on continuing operations	115,262,256	46,865,902	59,143,532
Income tax on continuing operations	(38,361,162)	(2,310,310)	(18,369,866)
Net Income from continuing operations	76,901,094	44,555,592	40,773,666
Net Income for the fiscal year	76,901,094	44,555,592	40,773,666
Net Income for the fiscal year attributable to controlling interest	76,900,028	44,554,136	40,766,589
Net Income for the fiscal year attributable to non-controlling interest	1,066	1,456	7,077
Other Comprehensive Income	2,878,877	2,385,306	(5,561,492)
Foreign currency translation differences in financial statements conversion	352,427	(1,492,767)	(718,989)
Profit or loss for financial instruments measured at fair value through other comprehensive income	2,526,450	3,878,073	(4,842,503)
Total Comprehensive Income for the fiscal year	79,779,971	46,940,898	35,212,174
Total Comprehensive Income attributable to controlling interest	79,778,905	46,939,442	35,205,097
Total Comprehensive Income attributable to non-controlling interests	1,066	1,456	7,077
Basic earnings per share (3)	120.27	69.68	63.76
Dividends per share approved by the shareholders’ meeting (4)	15.64	22.18	117.36
Dividends per share in US$ approved by the shareholders’ meeting (5)	0.19	0.22	0.66
Weighted average number of outstanding common shares (in thousands)	639,413	639,413	639,413

(1)	Figures adjusted for inflation as of December 31, 2022. See “Presentation of certain financial and other information”.
(2)	Includes employee benefits, administrative expenses, depreciation and amortization of fixed assets and other operating expenses.
(3)	Net income for the fiscal year attributable to controlling interest divided by weighted average number of outstanding shares.
(4)	Not adjusted for inflation.
(5)	Dividends per share approved by the shareholders’ meeting divided by the exchange rate as of December 31 of each year.

	As of and for the year ended December 31,
Selected Consolidated Ratios	2020	2021	2022
	(in thousands of Pesos)
Profitability and performance
Net interest margin (%) (1)	18.43%	18.41%	22.21%
Fee income ratio (%) (2)	20.45%	22.02%	19.80%
Efficiency ratio (%) (3)	34.89%	38.23%	28.79%
Fee income as a percentage of administrative expense (%)	39.78%	38.54%	40.39%
Return on average equity (%)	17.84%	10.17%	8.65%
Return on average assets (%)	3.73%	2.31%	2.16%
Liquidity
Loans and other financings as a percentage of total deposits (%)	54.70%	61.47%	47.06%
Liquid assets as a percentage of total deposits (%) (4)	90.13%	90.05%	94.60%
Capital
Total equity as a percentage of total assets (%)	19.57%	23.98%	24.50%
Regulatory capital as a percentage of risk-weighted assets (%)	34.23%	36.06%	39.91%
Asset Quality
Non-performing loans and other financings included in Stage 3 as a percentage of total loans and other financings (%) (5)	1.13%	0.91%	0.82%
Allowances for loan losses as a percentage of total loans and other financings	(3.71%)	(2.66%)	(1.80%)
Allowances for credit losses as a percentage of non-performing loans and other financings included in Stage 3 (%) (5)	(327.68%)	(291.98%)	(219.52%)
Operations
Number of branches	463	466	467
Number of employees	8,561	8,005	7,796

(1)	Net interest income divided by average interest earning assets.
(2)	Commissions income divided by the sum of net interest income.
(3)

The efficiency ratio is equal to operating expenses over operating income. Operating expense includes employee benefits, administrative expenses, depreciation and amortization of fixed assets and other operating expenses. Operating income includes net interest income, net commissions income, net gain from measurement of financial instruments at fair value through profit or loss, differences in quoted prices of gold and foreign currency and other operating income.

(4)	Liquid assets include cash, cash collateral, reverse repos, instruments issued by Central Bank, other government securities and interbank loans.
(5)	As of December 31, 2022, 2021 and 2020, non-performing loans are calculated according to our internal credit rating grades disclosed in note 52.1 to our consolidated financial statements.

RESULTS OF OPERATIONS FOR YEARS 2022 – 2021

The following discussion of our results of operations is for the Bank as a whole and without reference to any operating segments.

We do not manage our Bank by segments or divisions or by customers, by products and services by regions, or by any other segmentation for purpose of accounting resources or assessing profitability.

During 2022, the Argentine economy grew about 5.5%, private consumption expanded 9% and investment rose more than 11%, reaching 21% of GDP at constant values. Economic activity normalized after two years of pandemic and practically all sanitary restrictions were lifted. Some domestic issues affected the economy with two turning points: in March, the signing of the new agreement with the IMF was jeopardized, and in July and August there were two changes in the government´s economic team, amid exchange rate tensions and an acceleration of inflation.

The year was characterized by an increase in nominal rates and a fall in intermediation in real terms, within a framework of a solid and increasingly liquid financial system, with a large participation of the public sector due to the growing increase of securities portfolios in banks’ balance sheets.

Even though our net income totaled Ps.40,773.7 million in 2022, 8% lower than the Ps.44,555.6 million in 2021 but our net interest margin improved to 22.2% in 2022 from 18.4% in 2021. The Bank´s ROE and ROA of 2.2% and 8.7% respectively, remained healthy and showed the Bank’s earnings´ potential.

As of December 31, 2022, the accumulated efficiency ratio reached 28.8% improving from the 38.2% in 2021, showing the strict cost control policies adopted by the Bank.

On the loan side, our loans and other financing portfolio to the private sector decreased by 13%, compared to 2021. The Peso financing portfolio decreased 14% or Ps.89,432 million and the dollar financing portfolio declined 30% or U.S.$ 88 million.

During 2022, we maintained a leading position in terms of personal loans, with 12.8% of market share. In 2022 we improved our market share in credit card products, reaching 8.8%.

Our coverage ratio reached 219.52% as of December 31, 2022 (considering the internal rating grade), decreasing from the 291.98% reached as the end of 2021. In 2022, the agreement with the IMF was reached and approved by the Argentine Congress, so we began to reverse the additional ECL accounting for Ps. 3,868.6 million as of December 31, 2021, and now there is no additional provision for this item. Therefore, our management decided to record an additional allowance for Ps. 1,837 million as of December 31, 2022 that represents the estimation of the impact that it would have on the ECL for companies (MIPYMES´s) if there is a negative change in the interest rate policy and certain uncertainty mainly related to our long-term holdings of Federal Government instruments.

Although there was an improvement in the quality of the portfolio with respect to the previous year, the reverse of the adjustment in the allowances recorded in the previous year had an impact on the drop in the coverage ratio.

In accordance to the internal rating grade, the delinquency rate reached the 0.82% of the total portfolio as of December 31, 2022, slightly improving from last year level (0.91%) due to the economic reactivation during 2022. This behavior occurred in a context of negative real interest rates and a rising inflation scenario, which favored the repayment of obligations, improving payment conditions for both individuals and companies.

On the funding side, our total deposits increased 13% in 2022 compared to 2021. Regarding the composition of deposits, there was an increase in time deposits and to a lesser extent in demand deposits.

We rank third among private entities with the highest volume of deposits and a market share of 5.7% of the financial system as a whole as of December 31, 2022.

It is worth noting that during 2022 and 2021, we invested part of our excess liquidity in government and private securities, which explain the increase in such portfolio by 51% compared to 2021. As of December 31, 2022, the Bank’s liquidity reached Ps. 1,225,447 million, maintaining a 94.6% of liquidity ratio greater than the one achieved at the end of 2021.

YEAR ENDED DECEMBER 31, 2022, COMPARED TO YEAR ENDED DECEMBER 31, 2021

Net income

The following table sets forth certain components of our statement of income for the years ended December 31, 2021, and 2022:

INCOME STATEMENT	Year Ended December 31,		Change December 31,
	2021(1)	2022	2022—2021
	(in thousands of Pesos, except for number of shares, basic earnings share and dividends per share)
Interest income	439,126,515	612,465,374	173,338,859	39%
Interest expense	(183,872,424)	(307,140,282)	(123,267,858)	67%
Net interest income	255,254,091	305,325,092	50,071,001	20%
Commissions income	72,042,451	75,402,581	3,360,130	5%
Commissions expense	(6,878,052)	(7,413,595)	(535,543)	8%
Net commissions income	65,164,399	67,988,986	2,824,587	4%
Subtotal (Net interest income plus Net commissions income)	320,418,490	373,314,078	52,895,588	17%
Net gain from measurement of financial instruments at fair value through profit or loss	32,491,457	45,158,876	12,667,419	39%
Profit from sold or derecognized assets at amortized cost	475,397	169,626	(305,771)	(64%)
Differences in quoted prices of gold and foreign currency	9,053,376	62,273,582	53,220,206	588%
Other operating income	15,259,712	21,177,436	5,917,724	39%
Credit loss expense on financial assets	(5,056,287)	(6,897,807)	(1,841,520)	36%
Net operating income before expenses, depreciation and amortization	372,642,145	495,195,791	122,553,646	33%
Employee benefits	(76,906,728)	(77,638,291)	(731,563)	1%
Administrative expenses	(39,137,679)	(39,155,671)	(17,992)	0%
Depreciation and amortization of fixed assets	(13,880,389)	(15,248,627)	(1,368,238)	10%
Other operating expenses	(66,705,286)	(75,059,038)	(8,353,752)	13%
Net operating income after expenses, depreciation and amortization	176,012,063	288,094,164	112,082,101	64%
(Loss) / Income from associates and joint arrangements	170,439	(113,516)	(283,955)	(167%)
Loss on net monetary position	(129,316,600)	(228,837,116)	(99,520,516)	77%
Income before tax on continuing operations	46,865,902	59,143,532	12,277,630	26%
Income tax on continuing operations	(2,310,310)	(18,369,866)	(16,059,556)	695%
Net income from continuing operations	44,555,592	40,773,666	(3,781,926)	(8%)
Net income for the fiscal year	44,555,592	40,773,666	(3,781,926)	(8%)
Net income for the fiscal year attributable to controlling interest	44,554,136	40,766,589	(3,787,547)	(9%)
Net income for the fiscal year attributable to non-controlling interest	1,456	7,077	5,621	386%

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2022. See “Presentation of certain financial and other information”.

2022 and 2021

Our consolidated net income from continuing operations for fiscal year ended as of December 31, 2022 totaled Ps.40,773.7 million and decreased Ps. 3,781.9 million or 8% as compared to fiscal year ended as of December 31, 2021. This decrease was primarily attributable to:

•	A higher loss on net monetary position of Ps.99,520.5 million or 77%.

•	A higher income tax on continuing operations of Ps.16,059.6 million or 695%.

•	An increase in other operating expenses of Ps.8,353.7 million or 13%.

•	The aforementioned decreases in consolidated net income from continuing operations were partially offset by:

•	An increase in net interest income of Ps.50,071 million or 20%.

•	A higher difference in quoted prices of gold and foreign currency of Ps.53,220.2 million or 588%.

•	A higher net gain from measurement of financial instruments at fair value through profit or loss of Ps.12,667.4 million or 39%.

•	An increase in other operating income of Ps.5,917.7 million or 39%.

•	An increase in net commission income of Ps.2,824.6 million or 4%.

The decrease in the net income for the year was the consequence of the increase in the level of inflation. Inflation rate increased approximately 44 pp, eroding the results obtained.

However, the decrease in net income for fiscal year 2022 mentioned above was partially offset by the increase in results from government and private securities, due to the increase in interest income from notes issued by Central Bank (LELIQs/NOTALIQs) and the increase in CER adjusted government securities, and higher gains from bonds issued by the national government. Moreover, during 2022 the interest on loans increased 12%, mainly due to the increase in average interest rate.

In 2022, there was a higher devaluation (72.4%) in comparison to 2021 (22.1%). However, we maintain long dollar position, which resulted in a higher gain on exchange rate differences.

Interest income

The components of our interest income for the years ended December 31, 2022 and 2021 were as follows:

INTEREST INCOME	Year Ended December 31,
	2021 (1)	2022
	(in thousands of Pesos)
Interest on Cash and bank deposits	25,670	400,119
Interest from government securities	198,393,729	347,607,205
Interest from debt securities	589,978	193,000
Interest on loans and other financing
To the financial sector	1,316,788	535,913
To the non-financial public sector	3,536,706	1,513,955
To the non-financial private sector
Interest on overdrafts	15,724,089	25,399,566

Interest on documents	18,258,697	25,583,152
Interest on mortgages loans	29,769,780	37,615,857
Interest on pledged loans	2,071,557	2,976,314
Interest on personal loans	93,771,254	89,374,385
Interest on credit cards	28,693,425	40,706,936
Interest on financial leases	164,127	344,679
Interest on other	30,183,128	26,929,464
Interest in Repos
From the Central Bank	16,524,972	12,635,845
Other financial institutions	102,615	648,984
Total Interest income	439,126,515	612,465,374

(1) Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2022. See “Presentation of certain financial and other information”.

2022 and 2021

Our interest income increased 39% or Ps. 173,338.8 million as compared to fiscal year ended December 31, 2021, due to higher interest income from government securities and higher interest on loans.

Interest from government securities and debt securities combined increased 75% or Ps.148,816.5 million. Interest derived from government securities increased by 75%, or Ps. 149,213.5 million, given the higher gain from LELIQs of the Central Bank for Ps. 142,943 million, due to a higher volume on these instruments (the average placements in instruments issued by the Central Bank increased approximately 37% in 2022) and the higher nominal interest rates of these instruments (increased on average 24.9 percentage points in such year, from 37.5% in 2021 to 62.4% in 2022). On the other hand, we had gains from bonds and notes adjusted by CER for Ps. 33,449 million and loss from others bonds (adjusted by BADLAR and others) for Ps.16,929.6 million. Since 2020 we have been investing the excess of liquidity in others government securities adjusted by Badlar, by CER or Dual bonds.

Interest on repos decreased 20% or Ps. 3,342.7 million as compared to fiscal year ended December 31, 2021, due to a decrease of 51% in average volume partially compensated by an increase of 23.1 percentage points in nominal average interest rate.

Interest on loans and other financing increased 12% or Ps. 27,490.7 million, basically due to an increase in average interest rate. This increase was partially offset by 8% drop in the average volume of loans to the private sector in fiscal year 2022 compared to 2021, given the level of economic activity observed in Argentina and deepened by the consequences of the slowly recovery from COVID 19 pandemic. In fiscal year 2022, the interest on loans represented 41% of total interest income, while in fiscal year 2021 it represented 51%.

The average nominal interest rate for private sector loans and other financing increased by 7.9 percentage points (from 33.7% in average in 2021 to 41.6% in average in 2022).

Within commercial loans we observed an increase in interest on overdrafts and in interest on documents, 62% or Ps.9,675.5 million and 40% or Ps 7,324.4 million respectively, in line with the level of economic activity. This increase was partially offset by others (mostly loans to SMEs, as part of the relief package given the Covid-19 pandemic) which declined by 11% or Ps.3,523.7 million. Within consumer loans, interest in mortgage loans increased by 26% or Ps, 7,846.1 million, on credit cards by 42% or Ps. 12,013.5 million and interest on pledge loans by 44% or Ps. 904.8 million (mortgages and pledge were in line with CER adjustment). Conversely, interest on personal loans decreased 5% or Ps.4,396.9 million.

Interest expenses

The components of our interest expenses for the years ended December 31, 2021 and 2022 were as follows:

INTEREST EXPENSE	Year Ended December 31,
	2021(1)	2022
	(in thousands of Pesos)
From deposits
Interest on checking accounts	2,563,967	15,477,783
Interest on saving accounts	2,409,161	3,807,897
Interest on time deposits and investments accounts	169,973,426	280,598,419
Interest on financing received from Central Bank of Argentina and Other financial institutions	304,567	505,838
For repo transactions
Other financial institutions	573,796	975,643
Interest on corporate bonds	1,679,267	295,443
Interest on subordinated corporate bonds	6,321,129	4,628,154
Interest on other financial liabilities	47,111	851,105
Total interest expense	183,872,424	307,140,282

(1) Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2022. See “Presentation of certain financial and other information”.

2022 and 2021

Interest expense increased 67% or Ps. 123,267.8 million as compared to 2021, due to higher average volume of time deposits and higher interest paid on such deposits.

Interest on deposits represented 98% of total interest expense and increased 71% or Ps. 124,937.5 million, as compared to fiscal year ended December 31, 2021. Interest on time deposits increased 65% or Ps.110,625 million and interest on demand deposits increased 288% or Ps.14,312.5 million. The increase in interest on deposits was mainly due to a higher interest rate for private sector deposits (approximately an increase of 13.7 percentage points). Additionally, during 2022 the average volume of interest-bearing deposits from private sector increased 3%, the deposits in Pesos increased 9% and foreign currency deposits decreased 27%.

The increase in interest on deposits was offset by a 27% or Ps. 1,693 million decrease in interest on subordinated bonds and a 82% or Ps.1,383.8 million decrease in interest on corporate bonds.

Net gain from measurement of financial instruments at fair value through profit or loss

2022 and 2021

Net gain from measurement of financial instruments at fair value through profit or loss increased 39% or Ps.12,667.4 million compared to 2021, primarily due to higher gains from private securities by 715% or Ps.17,315.1 million (corporate bonds) and higher gains from investment in equity instruments at fair value through profit or loss by 434% or Ps.8,773.4 million (mainly PRISMA S.A. Ps.6,900 million).

Both concepts were offset by a decrease of 44% or Ps.14,604.1 million in government securities, mainly due to a decrease in CER adjusted bonds issued by the National Government and Letters of National Government adjusted by CER to discount.

Net Commissions income

The following table provides a breakdown of our commissions income by category for the years ended December 31, 2021 and 2022:

NET COMMISSIONS INCOME	Year Ended December 31,
	2021 (1)	2022
	(in thousands of Pesos)
AFIP & Collection services	309,819	232,251
Fees charged on deposit accounts	27,676,639	28,334,044
Mutual funds & securities fees	1,477,199	1,263,515
ATM transactions fees	6,732,125	6,299,314
ANSES fees	102,247	79,501
Insurance fees	4,450,781	4,226,128
Corporate services fees	8,039,271	10,197,661
Financial agent fees (Provinces)	4,019,844	4,162,691
Debit card fees	4,695,725	4,757,908
Credit card fees	12,831,234	14,051,495
Credit related fees	1,707,567	1,798,073
Total commissions income	72,042,451	75,402,581
Total commissions expense	(6,878,052)	(7,413,595)
Net commissions income	65,164,399	67,988,986

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2022. See “Presentation of certain financial and other information”.

2022 and 2021

Net commission income increased 4%, or Ps. 2,824.6 million in 2022, due to an increase in total commissions income by 5% and an increase in total commissions expense by 8%.

Total commissions income increased by 5% or Ps. 3,360.1 million in 2022 compared to fiscal year ended December 31, 2021, primarily due to a 27% or Ps.2,158.4 million increase in corporate service fees, a 10% or Ps.1,220.3 million increase in fees charged on Credit cards and a to 2% or Ps. 657.4 million increase in fees charges on deposits accounts, partially offset by a decrease in ATM transaction of by 6% or Ps. 432.8 million and a decrease in insurance fees of 5% or Ps. 224.7 million. The increase in commissions reflects a slight improvement in economic activity compared to the previous year.

Total commissions expense increased by 8% or Ps. 535.5 million compared to fiscal year ended December 31, 2021, due to an 8% or Ps. 363.1 million increase in commissions paid for ATM exchange and increase in checkbooks commissions and clearing houses by 13% or Ps.153.9 million.

Other Operating Income

The components of our other operating income for the years ended December 31, 2021 and 2022 were as follows:

OTHER OPERATING INCOME	Year Ended December 31,
	2021 (1)	2022
	(in thousands of Pesos)
Credit and debit cards	753,006	1,812,046
Lease of safe deposit boxes	2,280,348	2,143,135
Other service related fees	5,335,173	5,654,590
Sale of real estate and other non-financial assets	76,116	—
Other adjustments and interest from other receivables	2,860,477	4,058,624
Sale of property, plant and equipment	9,162	35,224
Others	3,945,430	7,473,817
Other Operating Income	15,259,712	21,177,436

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2022. See “Presentation of certain financial and other information”.

2022 and 2021

In fiscal year 2022 other operating income totaled Ps.21,177.4 million and increased 39% or Ps.5,917.7 million compared to 2021. The increase due to:

a)

Others: 89% or Ps.3,528.4 million increase in others, due to a difference in quoted prices in gold and foreign currency from loans granted, the sale of PRISMA of Ps.1,080 million and an increase in reversed provisions of Ps.2,477 million (partially connecting with debt cancelation from specific corporate client).

b)

Other adjustment and interests from other receivables: 42% or Ps.1,198.2 million increase in other adjustment and interests from other receivable, due to higher yields from Fintech’s risk fund of Ps.1,077 million and higher results from credit card guarantee funds of Ps.688 million.

c)	Credit and debit cards: 141% or Ps.1,059 million increase in other fees from credit and debit cards.

Differences in quoted prices in gold and foreign currency

	Year Ended December 31,
	2021 (1)	2022
	(in thousands of Pesos)
Differences in quoted prices of gold and foreign currency:
Translation of FX assets and liabilities to Pesos	7,984,321	61,080,728
Income from foreign currency exchange	1,069,055	1,192,854

Differences in quoted prices of gold and foreign currency	9,053,376	62,273,582

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2022. See “Presentation of certain financial and other information”.

2022 and 2021

In fiscal year ended December 31, 2022, the differences in quoted prices of gold and foreign currency totaled Ps. 62,273.6 million representing a 588% or Ps. 53,220.2 million increase compared to 2021. This increase was a result of: (i) an increase in income from foreign currency exchange of 12% or Ps. 123.8 million (mainly from government securities) and, (ii) an increase in translation of FX assets and liabilities to Pesos, by 665% or Ps. 53,096.4 million respectively. Our average net foreign exchange position increased around 193% (due to the contraction of dollar deposits), the year-over-year change in the exchange rate increased and generated gains in revaluation results with respect to the previous year (the exchange rate (Ps. per dollar) increased by 22.1% in 2021 and by 72.4% in 2022).

Credit loss expense on financial assets

2022 and 2021 Credit loss expense on financial assets increased 36% or Ps. 1,841.5 million compared to 2021, totaling Ps. 6,897.8 million in 2022. It is important to remember that during 2021 the Central Bank established a gradual transition in the debtors classification for clients who chose to postpone the payment of installments (measures adopted by the Central Bank of Argentina in the pandemic context Covid19). However, during all 2022 the entity must classify their debtor according to the general debtor classification.

At the end of the year 2021, we decided to record an additional adjustment, based on expert credit judgment and on a prospective basis after estimating an incremental effect on ECL allowances in order to cover an uncertain macroeconomic scenario due to the lack of an agreement between the national government and the IMF to restructure the debt for an amount of Ps.3,868.6 million. When the agreement with the IMF was reached and approved by the Argentine Congress we began to reverse the additional ECL. As of December 31, 2022, the circumstances that generated the additional adjustment ceased to exist, therefore no other adjustment was recorded for this concept.

As of December 31, 2022, the ECL were calculated with adjusted parameters considering a reduction in the default rates of MIPYMES that is explained by the application of subsidized interest rates through financing programs to MIPYMES, which benefits the commercial portfolio enabling them to access to loans with negative interest rates, in a growing inflationary context. Our management considers that there is uncertainty about the conditions of the interest rate policy and the access to loans from the portfolio that was able to reduce its default rates. It is also understood that there are elements to doubt if these conditions will prevail in the future. In addition, our management has considered the macroeconomic environment of Argentina, including the actions performed by the Federal Government to manage its debt instruments and certain uncertainty mainly related to our long-term holdings of Federal Government instruments.Therefore, we decided to record an additional allowance for Ps.1,837 million that represents (i) the difference between the ECL amount generated by the application of the adjustment for MIPYMES´s portfolio and the estimation of the impact that it would have on the ECL for companies if there is a negative change in the interest rate policy for an amount of Ps. 1,514 million and (ii) the management estimation related to certain Federal Government securities for an amount of Ps. 323 million.

Employee benefits and administrative expenses

The components of our employee benefits and administrative expenses for the years ended December 31, 2021 and 2022 were as follows:

EMPLOYEE BENEFITS AND ADMINISTRATIVE EXPENSES	Year ended December 31,
	2021 (1)	2022
	(in thousands of Pesos)
Employee benefits	76,906,728	77,638,291
Remunerations	54,584,335	53,579,236
Social Security Contributions taxes	12,594,534	13,220,901
Compensation and bonuses to employees	7,611,677	8,115,316
Employee services	2,116,182	2,722,838
Administrative Expenses	39,137,679	39,155,671
Taxes	5,704,624	6,415,867
Maintenance, conservation, and repair expenses	6,461,974	6,236,440
Fees to directors and syndics	1,522,421	1,975,113
Security services	3,972,295	3,761,984
Electricity and communications	3,959,287	3,464,711
Other fees	3,317,564	3,778,624
Leases	227,280	173,521
Advertising and publicity	1,699,823	2,374,900
Representation, travel, and transportation expenses	470,077	683,335
Stationery and office supplies	245,587	271,787
Insurance	529,174	412,674
Hired administrative services	242,991	266,705
Other	10,784,582	9,340,010
Total Employee benefits and Administrative Expenses	116,044,407	116,793,962

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2022. See “Presentation of certain financial and other information”.

2022 and 2021

Employee benefits and administrative expenses increased by 1%, or Ps. 749.6 million, in 2022.

Employee benefits increased 1% or Ps. 731.6 million, due to an increase in Social security contributions taxes by 5% or Ps. 626.4 million, compensation and bonuses by 7% or Ps.503.6 million and employee services by 29% or Ps.606.6 million, partially offset by a decrease in remunerations by 2% or Ps. 1,005.1 million, showing the strict cost control policies adopted by the Bank.

Administrative expenses were almost unchanged from the previous year, increasing only Ps. 18 million. Within administrative expenses, fees in taxes increased by 12% or Ps. 711.2 million, fees to directors and syndic by 30% or Ps.452.7 million, advertising and publicity fees increased 40% or Ps.675.1 million and other fees increased 14% or Ps. 461.1 million. These increase in administrative expenses were partially compensated by a decrease in electricity and communications and in others, by 12% or Ps. 494.6 million and 13% or Ps. 1,444.6 million respectively.

Other operating expenses

The components of our other operating expenses for the years ended December 31, 2021 and 2022 were as follows:

OTHER OPERATING EXPENSES	Year ended December 31,
	2021 (1)	2022
	(in thousands of Pesos)
Turnover tax	35,193,119	41,332,037
Charges for other provisions	3,174,705	2,448,840
Deposit guarantee fund contributions	2,029,167	1,913,030
Donations	57,492	420,267
Insurance claims	174,484	436,033
Initial loan recognition	1,952,031	565,294
Punitive interests and other Central Bank’s penalties	202	398
Other	24,124,086	27,943,139
Other Operating Expenses	66,705,286	75,059,038

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31. 2022. See “Presentation of certain financial and other information”.

2022 and 2021

Other operating expenses increased 13% or Ps. 8,353.8 million, mainly due to an increase in turnover tax by 17% or Ps. 6,138.9 million and an increase in other which increased 16% or Ps. 3,819 million and was offset by a decrease in initial loan recognition by 71% or Ps. 1,386.7 million. The increase in other is mainly related to an increase in life insurance of the remain of different kinds of loans by Ps. 1,475 million and higher cost from brands like MasterCard and Visa by Ps.3,587 million.

Loss on net monetary position

2022 and 2021

Loss on net monetary position in fiscal year 2022 was 77% or Ps. 99,520.5 million higher than that recorded in 2021, moving from Ps.129,316.6 million in 2021 to Ps. 228,837.1 million in 2022, as a consequence of the increase of inflation rate around 44 percentage points, moving from 50.94% for 2021 to 94.79% for 2022. Moreover, the monetary assets grew approximately Ps.695 million and monetary liabilities decreased Ps. 573 million, generating a higher revaluation loss.

It is worth noting that monetary assets generate losses for inflation exposure and monetary liabilities generate gains. The net monetary position is the difference between losses and gains.

Income tax

2022 and 2021

Income tax increased 695% or Ps. 16,059.6 million in fiscal year 2022 and the effective income tax rate was 4.9% for 2021 and 31.1% for 2022.

As of December 31, 2022, and 2021, all the conditions established by the income tax Law to practice the inflation adjustment were met and the current and deferred income tax was recognized, including the effects of the application of the inflation adjustment on income taxes established by Law. For more information, please see note 29 “Income Tax” of our audited consolidated financial statements as of December 31, 2022 and 2021.

This table shows the reconciliation between income tax and the amounts obtained by applying the current tax rate in Argentina to the income carrying amount:

Composition	Year ended December 31,
	2021 (1)	2022
	(in thousands of Pesos)
Income carrying amount before income tax	46,865,902	59,143,532
Applicable income tax rate	35%	35%
Income tax on income carrying amount	16,403,066	20,700,236
Net permanent differences and other tax effects including the fiscal inflation adjustment	(14,092,756)	(2,330,370)
Total income tax	2,310,310	18,369,866

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31. 2022. See “Presentation of certain financial and other information”.

In fiscal year 2022 the effective tax rate was affected by the implications of inflation adjustments on accounting and tax balances and the determination of income tax due and deferred income tax. For more information, please see Note 29 “Income Tax” to our audited consolidated financial statements as of December 31, 2022 and 2021.

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

During 2021, we maintained a leading position in terms of personal loans, with Ps. 182,357.6 million, which represent a 13.9% of market share. As to its credit card products, in 2021 we have slightly improved our market share, reaching a market share of 7.4%.

Our coverage ratio reached 291.98% as of December 31, 2021 (considering the internal rating grade), decreasing from the 327.67% reached as the end of 2020. In this regard, it is worth mentioning that in 2020, within the context of COVID-19, the Central Bank had established the mandatory rescheduling of debts, thus allowing financial institutions not to recognize the portfolio deterioration generated as a consequence of the aforementioned context. It should also be clarified that in 2020, our management had made a special adjustment of allowances with prospective vision of Ps. 10,883.7 million, based on the deterioration of customer situation which showed higher levels of vulnerability or symptoms of payment difficulties as a consequence of the pandemic.

At the end of the period established for mandatory rescheduling (March 2021), the portfolio showed the true impact of the pandemic and we started to apply the provisions customers who verified defaults in their financial commitments.

As of December 31, 2021, having considered that the circumstances that originated the adjustment of allowances due to COVID-19 had disappeared, no adjustment for such concept were recorded. However, our management decided to estimate an incremental effect on the ECL, in order to cover an uncertain macroeconomic scenario derived from the rescheduling of the debt held by the National Government with the IMF. To this end, an additional adjustment based on expert judgment of Ps. 3,868.6 million was recorded.

In accordance to the internal rating grade criterion, the delinquency rate reached the 0.9% of the total portfolio as of December 31, 2021. The non-performing of the portfolio decreased in regard to the previous given that during 2021, as a consequence of a measured economic reactivation resulting from the gradual overcome of the pandemic situation, the overall performance of the portfolio improved. It is worth noting that during 2020 and 2021, we have invested part of the liquidity excess on government securities, explaining the increase in such portfolio, considering the lockdown and the down of activity for COVID 19 pandemic and the direct impact in the level of the economy.

Our total deposits increased by 20% in 2021 in nominal value and decreased by 20% in real terms compared to 2020. Regarding the composition of deposits, there was a decrease in time deposits and to a lesser extent in demand deposits.

We rank fourth among private entities with the highest volume of deposits and a market share of 4.9% of the financial system as a whole.

As of December 31, 2021, the Bank’s liquidity reached Ps. 1,032,929.8 million, maintaining a 90% of liquidity ratio similar to that achieved at the end of 2020.

YEAR ENDED DECEMBER 31, 2021 COMPARED TO YEAR ENDED DECEMBER 31, 2020

Net income

The following table sets forth certain components of our statement of income for the years ended December 31, 2020 and 2021:

INCOME STATEMENT	Year Ended December 31,		Change December 31,
	2020 (1)	2021(1)	2021—2020
	(in thousands of Pesos, except for number of shares, basic earnings per share and dividends per share)
Interest Income	461,853,526	439,126,515	(22,727,011)	(5%)
Interest Expense	(178,866,319)	(183,872,424)	(5,006,105)	3%
Net Interest Income	282,987,207	255,254,091	(27,733,116)	(10%)
Commissions income	72,749,668	72,042,451	(707,217)	(1%)
Commissions expense	(6,019,529)	(6,878,052)	(858,523)	14%

INCOME STATEMENT	Year Ended December 31,		Change December 31,
	2020 (1)	2021(1)	2021—2020
	(in thousands of Pesos, except for number of shares, basic earnings per share and dividends per share)
Net commissions income	66,730,139	65,164,399	(1,565,740)	(2%)
Subtotal (Net Interest Income + Net Commissions Income)	349,717,346	320,418,490	(29,298,856)	(8%)
Net gain from measurement of financial instruments at fair value through profit or loss	41,100,715	32,491,457	(8,609,258)	(21%)
Profit from sold or derecognized assets at amortized cost	3,801,250	475,397	(3,325,853)	(87%)
Differences in quoted prices of gold and foreign currency	12,436,304	9,053,376	(3,382,928)	(27%)
Other operating income	15,788,439	15,259,712	(528,727)	(3%)
Credit loss expense on financial assets	(23,114,986)	(5,056,287)	(18,058,699)	(78%)
Net operating income before expenses, depreciation and amortization	399,729,068	372,642,145	27,086,923	(7%)
Employee benefits	(78,206,282)	(76,906,728)	1,299,554	(2%)
Administrative expenses	(42,750,706)	(39,137,679)	3,613,027	(8%)
Depreciation and amortization of fixed assets	(12,944,070)	(13,880,389)	(936,319)	7%
Other operating expenses	(60,207,150)	(66,705,286)	(6,498,136)	11%
Net operating income after expenses, depreciation and amortization	205,620,860	176,012,063	(29,608,797)	(14%)
Income/(Loss) from associates and joint arrangements	(20,155)	170,439	190,594	(946%)
Loss on net monetary position	(90,338,449)	(129,316,600)	(38,978,151)	43%
Income before tax on continuing operations	115,262,256	46,865,902	(68,396,354)	(59%)
Income tax on continuing operations	(38,361,162)	(2,310,310)	36,050,852	(94%)
Net income from continuing operations	76,901,094	44,555,592	(32,345,502)	(42%)
Net income from continuing operations	76,901,094	44,555,592	(32,345,502)	(42%)
Net income for the fiscal year attributable to controlling interest	76,900,028	44,554,136	(32,345,892)	(42%)
Net income for the fiscal year attributable to non-controlling interest	1,066	1,456	390	37%

(1)	Figures adjusted for inflation as of December 31, 2022. See “Presentation of certain financial and other information”

2021 and 2020

Our consolidated net income from continuing operations for fiscal year ended as of December 31, 2021 decreased Ps. 32,345.5 million or 42% as compared to fiscal year ended as of December 31, 2020. This decrease was primarily attributable to:

•	A higher loss on net monetary position by 43 % or Ps. 38,978.1 million;

•	A decrease in net interest Income by 10% or Ps. 27,733.1 million;

•	A lower net gain from measurement of financial instruments at fair value by 21% or Ps. 8,609.3 million;

•	A lower gain from difference in quoted prices on gold and foreign currency by 27% or Ps.3,382.9 million;

•	A lower profit from sold or derecognized assets at amortized cost by 87% or Ps. 3,325.8 million;

•	An increase in operating expenses by 1% or Ps. 2,443.5 million;

•	A decrease in net commission income by 2% or Ps. 1,565.7 million.

The aforementioned decrease in consolidated net income from continuing operations was partially offset by:

•	A decrease in income tax on continuing operations by 94% or Ps. 36,050.8 million;

•	A decrease in credit loss expense on financial assets by 78% or Ps. 18,058.7 million;

The drop in the result for the year is the consequence of the decrease in the level of loans and other financing, which has not yet recovered, given the context of the COVID 19 pandemic. It is worth mentioning that in the last quarter of 2021 there was an increase in the portfolio of loans and other financing. Similar behavior was observed in fee and commission income, which has not yet recovered the levels of fiscal year 2020. The decrease in interest income from loans and other financing was partially offset by the growth in the results from government securities, which improved with respect to the previous year, due to the increase in rates (in the case of LELIQs) and/or the increase in the adjustment coefficients of securities, whether CER or BADLAR.

The inflation level for this year was higher, approximately 14.8 pp, eroding the results obtained. In addition, there was a lower devaluation during the year compared to the previous year, which resulted in a lower gain on exchange rate differences.

Interest income

The components of our interest income for the years ended December 31, 2021 and 2020 were as follows:

INTEREST INCOME	Year Ended December 31,
	2020 (1)	2021 (1)
	(in thousands of Pesos)
Interest on Cash and bank deposits	376,848	25,670
Interest from government securities	184,405,668	198,393,729
Interest from debt securities	4,727,847	589,978
Interest on loans and other financing
To the financial sector	2,975,732	1,316,788
To the non-financial public sector	8,683,273	3,536,706
To the non-financial private sector
Interest on overdrafts	31,792,681	15,724,089
Interest on documents	13,991,383	18,258,697
Interest on mortgages loans	23,739,549	29,769,780
Interest on pledged loans	1,399,622	2,071,557
Interest on personal loans	96,117,390	93,771,254
Interest on credit cards	33,844,187	28,693,425
Interest on financial leases	167,700	164,127
Interest on other	38,851,829	30,183,128
From the Central Bank	20,498,507	16,524,972

INTEREST INCOME	Year Ended December 31,
	2020 (1)	2021 (1)
	(in thousands of Pesos)
Other financial institutions	281,310	102,615
Total Interest income	461,853,526	439,126,515

(1)	Figures adjusted for inflation as of December 31, 2022. See “Presentation of certain financial and other information”.

2021 and 2020

Our interest income decreased 5% or Ps. 22,727.0 million as compared to fiscal year ended December 31, 2020, due to lower interest on loans and repos. This decrease was partially offset by the growth of interest from government and debt securities.

Interest from government securities and debt securities combined increased 5% or Ps. 9,850.2 million. Interest derived from government securities increased by 8%, or Ps. 13,988.1 million, given the higher gain from LELIQs of the Central Bank for Ps. 19,395.6 million, due to a higher volume on these instruments (the average placements in instruments issued by the Central Bank increased approximately 39% in 2021) compensated by lower nominal interest rates of these instruments (decreased on average 15.6 percentage points in such year, from 39.1% in 2020 to 37.5% in 2021), the decline in interest rate did not offset the increase in volume. On the other hand, we have gains from bonds and notes adjusted by CER for Ps. 31,102.6 million and from bonds adjusted by Badlar for Ps. 9,891.6 million. It is important to remember that since 2020 we are investing the excess of liquidity in others government securities adjusted by Badlar or by CER.

Interest from debt securities declined 88% or Ps. 4,137.9 million, primarily in regard to the results generated by private securities, mainly due to the maturity during 2021 of a large part of the outstanding portfolio as of December 31, 2020.

Interest on repos decreased 20% or Ps. 4,152.2 million as compared to fiscal year ended December 31, 2020, due to a decrease of 50% in average volume partially compensated by an increase of 13,36 percentage points in nominal average interest rate.

Interest on loans and other financing decreased 11% or Ps. 28,073.8 million, basically as a result of the 15% drop in the average volume of loans to the private sector in fiscal year 2021 compared to 2020, given the drop-in economic activity observed in Argentina and deepened by the consequences of the COVID 19 pandemic.

The average nominal interest rate for private sector loans and other financing increased by 178 basis points (from 31.9% in average in 2020 to 33.7% in average in 2021) but failed to reverse the impact of the average drop in the volume of loans and financing granted compared to the previous year. Specifically, we observed a decrease in interest on Overdraft and on Others (mostly are loans to SMEs, as part of the relief package given the Covid-19 pandemic), by 51% or Ps. 16,068.6 million and by 22% or Ps. 8,668.7 million respectively. Within consumer loans, a decrease in interest on credit cards and interest on personal loans by 15% or Ps. 5,150.8 million and 2% or Ps. 2,346.1 million respectively was more in line with the level of the activity. However, interest on documents and mortgage loans grew 30% or Ps 4,267.3 million and 25% or Ps. 6,030.2 million respectively (mortgages are in line with CER adjustment).

Interest expenses

The components of our interest expenses for the years ended December 31, 2020 and 2021 were as follows:

INTEREST EXPENSE	Year Ended December 31,
	2020 (1)	2021 (1)
	(in thousands of Pesos)
From deposits
Interest on checking accounts	5,809,585	2,563,967
Interest on saving accounts	1,923,326	2,409,161
Interest on time deposits and investments accounts	158,479,898	169,973,426
Interest on financing received from Central Bank of Argentina and other financial institutions	296,476	304,567

INTEREST EXPENSE	Year Ended December 31,
	2020 (1)	2021 (1)
	(in thousands of Pesos)
For repo transactions
Other financial institutions	575,543	573,796
Interest on corporate bonds	4,551,115	1,679,267
Interest on subordinated corporate bonds	7,050,036	6,321,129
Interest on other financial liabilities	180,340	47,111
Total interest expense	178,866,319	183,872,424

(1) Figures adjusted for inflation as of December 31, 2022. See “Presentation of certain financial and other information”.

2021 and 2020

Interest expense increased 3% or Ps. 5,006.1 million as compared to 2020, due to higher interest paid on time deposits portfolio.

Interest on deposits represented 95% of total interest expense and increased by 5% or Ps. 8,733.7 million, as compared to fiscal year ended. December 31, 2020. The increase in interest on deposits was mainly due to a higher interest rate for private sector deposits (approximately an increase of 357 basic points). Additionally, during 2021 the average volume of interest-bearing deposits from private sector decreased 6%, the Peso deposits decreased 2% and foreign currency deposits decreased 22%.

On the other hand, interest on corporate bonds fell 63% or Ps. 2,871.8 million, due to the cancellation of Class “C” notes on April 9, 2021.

Net gain from measurement of financial instruments at fair value

2021 and 2020

Net gain from measurement of financial instruments at fair value decreased by 21% or Ps. 8,609.3 million compared to 2020, primarily due to lower gain from equity instruments at fair value through profit or loss (basically Prisma Medios de Pagos S.A- see note 12 to our audited consolidated financial statements as of December 31, 2021 and 2020) and lesser gain from derivative financial instruments (put options) by Ps. 9,442.8 million and Ps. 3,263.2 million respectively, partially offset by an increase in gain from government securities of Ps. 3,320.1 million.

Net Commissions income

The following table provides a breakdown of our commissions income by category for the years ended December 31, 2020 and 2021:

NET COMMISSIONS INCOME	Year Ended December 31,
	2020 (1)	2021 (1)
	(in thousands of Pesos)
AFIP & Collection services	273,708	309,819
Fees charged on deposit accounts	27,133,114	27,676,639
Mutual funds & securities fees	1,600,914	1,477,199
ATM transactions fees	6,295,015	6,732,125
ANSES fees	155,747	102,247
Insurance fees	4,708,322	4,450,781
Corporate services fees	7,122,532	8,039,271
Financial agent fees (Provinces)	3,699,101	4,019,844
Debit card fees	4,349,380	4,695,725
Credit card fees	15,276,914	12,831,234
Credit related fees	2,134,921	1,707,567
Total commissions income	72,749,668	72,042,451
Total commissions expense	(6,019,529)	(6,878,052)

NET COMMISSIONS INCOME	Year Ended December 31,
	2020 (1)	2021 (1)
	(in thousands of Pesos)
Net commissions income	66,730,139	65,164,399

(1)	Figures adjusted for inflation as of December 31, 2022. See “Presentation of certain financial and other information”.

2021 and 2020

Net commission income decreased by 2%, or Ps. 1,565.7 million in 2021, due to a decrease in total commissions income by 1% and increase in total commissions expense by 14%.

Total commissions income decreased by 1% or Ps. 707.2 million in 2021 compared to fiscal year ended December 31, 2020, primarily due to a 16% or Ps. 2,445.7 million decrease in fees charged on credit card and a decrease in credit related fees by 20% or Ps. 427.3 million, partially offset by an increase in fees charged on deposit accounts by 2% or Ps. 543.5 million and an increase in corporate service fees by 13% or Ps. 916.7 million. The drop in commissions reflects the decline in economic activity compared to the previous year.

Total commissions expense increased by 14% or Ps. 858.5 million compared to fiscal year ended December 31, 2020, due to a 24% or Ps. 897.8 million increase in commissions paid for ATM exchange. This increase is partly a reflection of the growth of the ATM network in 2021.

Differences in quoted prices in gold and foreign currency

2021 and 2020

In fiscal year ended December 31, 2021, the differences in quoted prices of gold and foreign currency totaled Ps. 9,053.4 million representing a 27% or Ps. 3,382.9 million decrease compared to 2020, originated as the combination of two factors, reduction in income from foreign currency exchange and a decrease of translation of foreign exchange assets and liabilities to Pesos, by 62% or Ps. 1,729.9 million and 17% or Ps. 1,653.1 million respectively. Although our average net foreign exchange position increased around 79% (due to the contraction of dollar deposits), the year-over-year change in the exchange rate offset this increase, generating a drop in revaluation results with respect to the previous year. The exchange rate (Ps per dollar) increased by 40.5% in 2020 and by 22.1% in 2021.

Credit loss expense on financial assets

2021 and 2020

Credit loss expense on financial assets decreased 78% or Ps. 18,058.7 million compared to 2020, totaling Ps. 5,056.3 million in 2021. During the previous year 2020 the management made adjustments based on an estimate of the impairment of certain financial assets showing greater vulnerability levels or signs of difficulties related to the payment of obligations in order to reflect factors not captured in the results produced by the ECL model to address the expected consequences of the COVID-19 pandemic, these adjustments were not repeated in fiscal year 2021. In 2021 the management decided to create a loan loss provisions adjustment basically to give the uncertainty macroeconomic scenario arising from the agreement with the International Monetary Fund regarding the restructuring of Argentina’s debt. For further information please see note 52.1.4 “Additional Forward-looking allowances based on expert credit judgment”/Covid-19 adjustment and Adjustment for uncertainty in external obligation restructuring to our audited consolidated financial statements as of December 31, 2021 and 2020.

Employee benefits and administrative expenses

The components of our employee benefits and administrative expenses for the years ended December 31, 2020 and 2021 were as follows:

EMPLOYEE BENEFITS AND ADMINISTRATIVE EXPENSES	Year ended December 31,
	2020 (1)	2021 (1)
	(in thousands of Pesos)
Employee benefits	78,206,282	76,906,728
Remunerations	57.856,798	54,584,335
Social Security Contributions taxes	12,974,633	12,594,534
Compensation and bonuses to employees	5,733,506	7,611,677
Employee services	1,641,345	2,116,182
Administrative Expenses	42,750,706	39,137,679
Taxes	5,452,552	5,704,624
Maintenance, conservation, and repair expenses	6,675,055	6,461,974
Fees to directors and syndics	4,772,748	1,522,421
Security services	4,159,323	3,972,295
Electricity and communications	4,495,780	3,959,287
Other fees	2,611,904	3,317,564
Leases	267,226	227,280
Advertising and publicity	1,269,859	1,699,823
Representation, travel, and transportation expenses	377,227	470,077
Stationery and office supplies	268,472	245,587
Insurance	501,667	529,174
Hired administrative services	278,103	242,991
Other	11,620,790	10,784,582
Total Employee benefits and Administrative Expenses	120,956,988	116,044,407

(1) Figures adjusted for inflation as of December 31. 2022. See “Presentation of certain financial and other information”.

2021 and 2020

Employee benefits and administrative expenses decreased by 4%, or Ps. 4,912.6 million, in 2021.

Employee benefits declined 2% o Ps. 1,299.6 million, mainly due to a reduction of remunerations by 6% or Ps.3,272.5 million, partially offset by compensation and bonuses increase by 33% or Ps. 1,878.2 million showing the strict cost control policies adopted by our senior management.

Administrative expense declined 8% or Ps.3,613.0 million. Within administrative expenses, fees to directors and syndic decreased by 68% or Ps. 3,250.3 million as compared to fiscal year 2020 and Other decreased 7% or Ps. 836.2 million. These decrease in administrative expenses were partially compensated by an increase in Others fees by 27% or Ps. 705.7 million and advertisement and publicity by 34% or 430.0 million.

Other operating expenses

The components of our other operating expenses for the years ended December 31, 2020 and 2021 were as follows:

OTHER OPERATING EXPENSES	Year ended December 31,
	2020 (1)	2021 (1)
	(in thousands of Pesos)
Turnover tax	33,093,592	35,193,119
Charges for other provisions	3,321,314	3,174,705
Deposit guarantee fund contributions	2,174,668	2,029,167
Donations	495,577	57,492
Insurance claims	185,499	174,484
Initial loan recognition	141,004	1,952,031
Punitive interests and other Central Bank’s penalties	501	202
Other	20,794,995	24,124,086
Other Operating Expenses	60,207,150	66,705,286

(1)	Figures adjusted for inflation as of December 31. 2022. See “Presentation of certain financial and other information”.

2021 and 2020

Other operating expenses increased 11% or Ps. 6,498.1 million, mainly due to an increase in Other which increased 16% or Ps. 3,329.1 million, an increase in turnover tax by 6% or Ps. 2,099.5 million and an increase in initial loan recognition by Ps. 1,811.0 million. The increase in Other is related to an increase in life insurance in life insurance of the remain of different kinds of loans by Ps. 4,470.5 million and higher cost from brands like MasterCard and Visa, Banelco and Prisma.

Loss on net monetary position

2021 and 2020

The loss generated by the net monetary position in fiscal year 2021 was 43% or Ps. 38,978.2 million higher than that recorded in 2020, moving from Ps. 90,338.4 million in 2020 to Ps. 129,316.6 million in 2021, as a consequence of the increase of inflation rate around 14.8 percentage points, moving from 36.14% to 50.94%. Moreover, the monetary assets grew Ps. 109 million and monetary liabilities decreased Ps. 253 million, generating a higher revaluation loss.

It is important to remember that the monetary assets generate losses and monetary liabilities generate gains. The net monetary position is the difference between losses and gains.

Income tax

2021 and 2020

Income tax decreased 94% or Ps.36,050.8 million in fiscal year 2021 and the effective income tax rate was 33.3% for 2020 and 4.9% for 2021.

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

This table shows the reconciliation between income tax and the amounts obtained by applying the current tax rate in Argentina to the income carrying amount:

	Year ended December 31,
	2020	2021
	(in thousands of Pesos)
Accounting Income before tax on continuing operations	115,262,251	46,865,902
Applicable income tax rate	30%	35%

Income tax on income carrying amount	34,578,676	16,403,068

Net permanent differences and other tax effects including the fiscal inflation adjustment	3,782,486	(14,092,758)

Total income tax	38,361,162	2,310,310

It should be noted that in FY2021 the effective tax rate was affected by the inflation adjustment determined for accounting and income tax purposes, both current and deferred. For more information, please see Note 29 “Income Tax” to our audited consolidated financial statements as of December 31, 2021, and 2020.

B. Liquidity and Capital Resources

Our main source of liquidity consists of deposits, which totaled Ps. 1,295,395.1 million as of December 31, 2022, Ps. 1,147,041.0 million as of December 31, 2021, and Ps.1,437,016.9 million as of December 31, 2020 .These deposits include deposits generated by our branch network, from institutional, very large corporate clients and from provincial governments for whom we act as financial agent. We consider the deposits generated by our branch network and the provincial deposits to be stable.

Approximately 8% of our total deposits as of December 31, 2022, were derived from the non-financial public sector, in particular as a consequence of the Bank’s role as financial agent of four provinces. This is an important source of low-cost funding.

Total deposits, which grew in real values 13% in 2022 compared to 2021, represented 82% of our total liabilities as of December 31, 2022. Deposits were used primarily to finance the growth in credit made available to the private sector and the balance was invested in liquid assets. This approach has enabled us to maintain a high liquidity to deposits ratio while we await a return to stronger demand for private sector loans.

As of December 31, 2022, we had liquid assets up to Ps. 1,225,447 million, primarily comprised of cash and due from banks (Ps. 250,089 million), LELIQs (Ps. 491,522 million) and other public securities (Ps. 384,976 million). During 2022, the liquidity ratio reached a level of 94.6% as of December 31, 2022. Our liquidity ratio exceeds the aggregate liquidity ratio of the Argentine financial system as a whole, which it reached 74.4% at the end of 2022.

With respect to the marketable debt securities issued, during the last three years we cancelled the Class B Notes due May 8, 2022 with an outstanding nominal amount of Ps. 2,889.2 million and the Class C Notes due April 9, 2021 with an outstanding nominal amount of Ps. 2,413 million.

As of December 31, 2022, we have outstanding the following Notes:

- Class A Subordinated Notes issued on November 4, 2016 for a face amount of U.S.$ 400,000,000 at a fixed rate of 6.643% nominal annual rate, with full repayment at maturity on November 4, 2026. Interest is payable semiannually in arrears.

- Class E Unsecured Notes issued on May 2, 2022 for a face amount of U.S.$ 17,000,000 at a fixed rate of 1.45% nominal annual rate, with full repayment at maturity on May 2, 2024. Interest is payable quarterly in arrears.

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

We believe that we have adequate working capital to meet our current and reasonably foreseeable needs. As of December 31, 2022, we had excess regulatory capital of Ps. 410,269.4 million. Our excess capital is aimed at supporting growth, and consequently, a higher leverage of our balance sheet.

The following table represents our contractual obligations and commercial commitments, excluding undrawn commitments of credit cards and checking accounts, as of December 31, 2022:

			Maturing
	(In thousands of Pesos)
Commercial Commitments	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Financing received from the Central Bank of Argentina and other financial entities	2,449,342	2,449,342	0	0	0
Issued Corporate Bonds	2,715,556	6,488	2,709,068	0	0
Subordinates Corporate Bonds	72,129,837	1,420,220	0	70,709,617	0
Other Financial Liabilities	133,126,058	131,051,165	901,138	887,080	286,675
Operating Leases	1,965,258	875,267	683,776	282,686	123,529
Total Contractual Obligations	212,386,051	135,802,482	4,293,982	71,879,383	410,204
Commercial Commitments
Lines of Credit	453,507	453,507	0	0	0
Guarantees	7,208,822	6,592,484	379,719	206.619	30,000
Standby Letters of Credit	159,787	159,787	0	0	0
Total Commercial Commitments	7,822,116	7,205,778	379,719	206,619	30,000

For additional information, please see the tables with the maturity of the contractual future cash flows of the financial liabilities, including interest and charges to be accrued until maturity of the contracts, in note 52.2 to our audited consolidated financial statements as of December 31, 2022, and 2021.

For further information regarding liquidity and capital resources please see note 48 “Corporate Bonds Issuance”. Regarding management and administration guidelines in relation to liquidity risk please see note 52 “Capital Management, Corporate Governance Transparency and Risk Management”. Regarding our restricted assets and trust agreements please see notes 44 “Restricted assets” and 45 “Trust activities” to our audited consolidated financial statements as of December 31, 2022, and 2021.

Minimum capital requirements

Our excess capital (representing the amount in excess of minimum reserve requirements of the Central Bank) is as set forth in nominal value in the following table:

	As of December 31
	2020 (1)	2021 (1)	2022 (1)

	(in thousands of Pesos, except ratios and percentages)
Calculation of excess capital:
Allocated to assets at risk	28,025,138	36,726,108	60,581,111
Market risk	1,555,663	3,585,146	11,708,822
Operational risk	11,776,741	17,437,654	32,771,047

Required minimum capital under Central Bank Rules	41,357,542	57,748,908	105,060,980

Ordinary capital Level 1 (Con1)	146,350,388	233,700,159	500,503,912
Deductible concepts COn1	(9,149,860)	(14,585,034)	(27,620,076)
Capital Level 2 (COn2)	36,248,170	36,400,671	42,446,596

Total capital under Central Bank Rules	173,448,698	255,515,796	515,330,432

Excess capital	132,091,156	197,766,888	410,269,452

(1)	These amounts are not adjusted for inflation.

As of December 31, 2022, we had no material commitments for capital expenditures. We believe that our capital resources are sufficient for our present capital requirements on an individual and a consolidated basis.

Funding

Our principal source of funding is mainly deposits from individuals and corporate clients located in Argentina. Deposits include checking accounts, savings accounts and time deposits. The following table sets forth our sources of funding as of December 31, 2020, 2021 and 2022.

	As of December 31,
	2020 (1)	2021(1)	2022

	(in thousands of Pesos)
Deposits
From the non-financial government sector	216,300,004	109,868,280	109,952,253
From the financial sector	2,047,627	1,872,336	1,653,447
From the non-financial private sector and foreign residents Checking accounts	192,294,949	196,484,984	159,123,762
Savings account	408,236,118	360,846,573	419,740,050
Time deposits	534,440,255	447,350,444	569,021,981
Investment accounts (2)	64,933,005	13,237,020	20,484,440
Other (3)	18,765,001	17,381,391	15,419,136
Financing received from the Central Bank of Argentina and other financial entities
Central Bank	58,934	41,992	46,458
Banks and international institutions	1,054,354	538,958	2,397,637

	As of December 31,
	2020 (1)	2021(1)	2022

	(in thousands of Pesos)
Financing received from Argentine financial entities	1,589,095	271,710	5,247
Other Financial Liabilities	144,706,530	131,278,389	135,091,316
Issued Corporate Bonds	14,486,272	5,825,893	2,715,556
Subordinated Corporate Bonds	100,851,090	81,762,819	72,129,837
Shareholders’ equity	445,581,084	466,797,391	512,228,875
Total funding	2,145,344,318	1,833,558,180	2,020,009,995

(1)	Figures adjusted for inflation as of December 31, 2022. See “Presentation of certain financial and other information.”
(2)	Time deposit payable at the option of the depositor.
(3)	Includes, among others, expired time deposits and judicial deposits.

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

On June 16, 2021, through Decree 387/2021, was issued the Law 27630 which established, for fiscal years beginning on January 1, 2021, included, a progressive tax rates scheme of 25%, 30% and 35% which will be applied, on a progressively basis, to the taxable accumulated net profit at the end of each the fiscal year. Significant matters related to the tax reform are discussed in note 3.14) and 29 to our audited consolidated financial statements as of December 31, 2022 and 2021.

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

There were no unrecognized tax benefits as of December 31, 2022, and 2021.

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

At level 3, we mainly hold Equity instruments at fair value through profit or loss, provisional debt securities of financial trusts and corporate bonds. As of December 31, 2021, instruments measured as level 3 mainly included equity instruments at fair value through profit or loss that comprised Prisma Medios de Pago SA. During 2022, all remaining shares held in Prisma were transferred (see notes 12 and 13 to our audited consolidated financial statements as of December 31, 2022 and 2021).

Management is in charge of developing, reviewing, approving and monitoring the key model inputs, critical valuation assumptions and proposed discount rates utilized for the valuation of Level 3 instruments. In addition, the management is also in charge of monitoring the changes in fair values of Level 3 instruments from period to period.

Our management believes its valuation approach and techniques are appropriate and consistent with other market participants, however, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate or fair value at different reporting dates. For further details, see also Note 13 to our audited consolidated financial statements as of December 31, 2022 and 2021.

Impairment of financial assets

The ECL allowance is a forward-looking approach which is based on the credit losses expected to arise over the life of the financial asset (the lifetime expected credit loss), unless there has been no significant increase in credit risk since origination, in which case, the allowance is based on the 12 months expected credit loss. We are required to record an allowance for ECL for all loans and other financing, other debt financial assets not held at Fair Value through Profit or Loss (FVPL) and other financial assets, together with loan commitments and financial guarantee contracts. Inherent in any ECL model is the estimate of the probability that a financial asset will default (probability of default, or PD), the estimate of the loss we expect to experience upon a default, expressed as a percentage of financial asset amount (loss given default, or LGD) and the drawn exposure at the time of default (EAD). We use an expert credit judgment (ECJ) overlay to reflect factors not captured in the results produced by the ECL models, such as market or economic disruptive events.

Considering that the measurement of ECL is based not only on relevant information about past events, including historical experience, and current conditions, but also on reasonable and supportable forecasts that affect the collectability of the reported amount, our management developed assumptions and estimations for its calculation. For further detail regarding our impairment method and its quantitative impact, see also note 3.2.4. and note 52.1 to our audited consolidated financial statements as of December 31, 2022 and 2021.

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

Principal trends related to Argentina

The international context is increasingly adverse for emerging economies, mainly as a result of the normalization process of monetary policy in developed economies after a long period of historically low interest rates. This is in addition to other pre-existing risk factors, such as the persistence of the armed conflict in Ukraine (which injects volatility into commodity prices) and the lingering uncertainty regarding the impact of COVID-19 on global growth (with a focus on the health situation in China).

For 2023, we expect the Argentine economy to contract modestly, decreasing in real terms, based on a deteriorated global economic outlook, higher interest rates and higher energy prices. However, the risks to the economy remain on the downside. The uncertainty around the presidential election together with an extensive drought might affect economic activity.

In the current context, it is unlikely that the Central Bank will be able to relax exchange controls nor the trade secretariat will be able to relax import controls given the expected reduction in exports, considering that the authorities’ priority seems to be to avoid strong jumps in the exchange rate. In fiscal matters, the government will continue to increase tariffs, which implies a reduction of subsidies, but at the same time it will face pressures to increase social items in view of the elections, generating pressure on tax collection.

Also, we expect inflation levels to be similar or higher than last year, affected by supply chain constraints and disruptions as a consequence of the worldwide COVID-19 pandemic and by the increase in energy, fuel and food prices as a consequence of the Russia-Ukraine war conflict and the massive drought affecting most of Argentina. In this regard, within the framework of the agreement with the International Monetary Fund during 2022, the Argentine government decided to increase nominal interest rates to contain inflation, so as to have positive interest rates in real terms, which could further slowdown the economy.

According to the estimates of the Central Bank (Relevamiento de Expectativas de Mercado) as of March 2023, the Argentine real GDP is expected to fall by 2.7% during 2023 and to grow by 0.7% during 2024. Analysts had also estimated that the inflation rate is expected to increase to 110.0% in 2023, although it is expected to decrease to 90.0% in 2024.

We cannot predict whether future Argentine economic performance will differ materially from the Central Bank, the INDEC and the REM forecasts, particularly due to the uncertainties of the global economic environment. For more information on risks, see“Risk Factors - Risks relating to the Argentina”.

Principal trends related to Argentine Financial System

When considering the potential vulnerabilities of the financial system together with its strengths, there were no significant changes with respect to 2021, highlighting some increase in coverage levels. It is expected that, in the event of an adverse scenario materializing, a systemic response with a high level of resilience will be maintained.

At the same time, the non-performing ratio of financing to the private sector continued to show a downward trend. The eventual materialization of certain risk factors mentioned in this annual report could affect the payment capacity of debtors, generating some degree of stress on the aggregate balance sheet of the financial system. However, in the aggregate, financial institutions maintain comfortable and growing levels of provisions and capital to face possible stress situations.

The performance of financial intermediation activity remains a potential source of vulnerability for the group of institutions. In this context, the Central Bank’s credit policy focused on the neediest sectors, promoting financing under accessible conditions for SMEs through the Line of Financing for the Productive Investment od SMEs (“LFIP”). Looking ahead to 2023, there is room for intermediation activity with the private sector to recover momentum, based on the higher levels of savings in local currency, especially due to the dynamism of traditional time deposits and those denominated in UVA.

An eventual scenario of greater volatility in financial markets or a less dynamic performance of economic activity than expected could generate changes in the level or composition of deposits and challenges for the financial system. In order to offset these potential effects, the group of entities maintains ample liquidity coverage.

The Argentine financial system starts 2023 with an important degree of strength, supported by high solvency, liquidity and coverage margins, which would allow it to act resiliently in the event of a possible stress situation that may arise from the materialization of the identified risk factors.

For more information on risks, see “Risk Factors - Risks relating to the Argentine financial system”.

Principal trends related to our business

Considering the current situation from a political and economic point of view, we observe an acceleration of monthly inflation and currency devaluation, with a consequent loss of purchasing power of wages and a stagnation in the growth rates of economic activity. This, in addition to the impact on the volume of exports and tax collection already perceived, caused by the drought that affected the agro-export chain, as well as the political uncertainty of an election year with internal debates in both the ruling and opposition coalitions. All of this is expected to have a negative impact on the level of economic activity and on the payment capacity of individuals and companies, mainly small and/or linked to the agricultural industry, foreseeing an increase in portfolio risk, a decline in credit quality and an increase in share of uncollectible charges in the results for the year. However, this scenario will be mitigated in the bank, due to the expected losses already recorded, estimated by our management with expert criteria and prospective vision.

For 2023, we estimate that loans will grow below inflation levels, while deposits will grow in line with inflation and margins are expected to expand slightly as a result of the Central Bank’s rate hike. In addition, efficiency measured as expenses over net financial income and fees and commissions is expected to remain stable.

The Argentine Financial System

The Argentine financial system has maintained a consistent positive trend in the last years with our performance improving accordingly, as evidenced by the following indicators:

	As of December 31,
	2020 (1)	2021(1)	2022

	(In millions of Pesos)
Financial System (Central Bank Rules)
Total loans	3,774,713	5,351,932	8,952,259
Total deposits	8,049,027	12,345,095	23,261,846
Banco Macro (Central Bank Rules)
Total loans	265,377	360,112	606,546
Total deposits	488,741	588,851	1,295,395

Source: Central Bank for Financial System.

(1)	Figures detailed in the table above have not been adjusted for inflation nor restated for the changes in the general purchasing power of the Peso as established by IAS 29.

Total loans in the financial system increased in nominal values by 67% in 2022, and amounted to Ps.8,952,259 million as of December 31, 2022, driven by private sector loans. Our portfolio shows the same trend in nominal value that the financial system as a whole increasing 68% year-over-year in nominal values.

Total deposits in the financial system increased in nominal values by 88% in 2022, driven by a significant increase in private sector deposits and a lesser increase of public sector deposits. Private sector deposits increased by 94% in 2022, amounting to Ps. 19,044,404 million as of December 31, 2022 and public sector deposits increased by 57% in 2022, amounting to Ps. 3,687,360 million. Our portfolio shows the same trend that the financial system as a whole but at higher rate achieving a 120% grow year-over-year in nominal values.

Private sector loans

In 2022, loans to the private sector grew 68% in nominal values for the financial system as a whole. This trend was also reflected in the evolution of our portfolio. Our private sector loan portfolio increased also 69% in nominal value compared to the balance as of December 31, 2021, as shown in the following table:

	As of December 31,
	2020 (1)	2021 (1)	2022

	(In millions of Pesos)
Financial System (Central Bank Rules)
Private sector loans	3,608,325	5,137,190	8,643,518
Banco Macro (Central Bank Rules)
Private sector loans	260,065	356,466	603,906

Source: Central Bank for Financial System.

(1)	Figures detailed in the table above have not been adjusted for inflation nor restated for the changes in the general purchasing power of the Peso as established by IAS 29.

Throughout 2022, the LFIP was one of the main tools to boost credit to SMEs under favorable conditions. The estimated balance of the LFIP reached Ps. 1.2 trillion at the end of 2022, equivalent to 13.5% of the total credit balance to the private sector.

Asset Quality

Throughout 2022, the non-performing ratio of credit to the private sector decreased 1.2 p.p., a performance mainly verified in the first half of the year and explained by both the segment of financing to companies and households. The value of the non-performing ratio of financing to companies decreased in all economic sectors, especially those associated with construction and, to a lesser extent, with the industrial and commercial sectors. The fall in the delinquency ratio of loans to households in 2022 was generalized among the different types of assistance, with personal loans and pledge loans standing out.

The financial system as a whole ended the year with an non-performing ratio of 3.1%, remaining low with respect to the values observed in other economies of the region and emerging economies. Regarding the coverage ratio, the provisioning levels of the financial system continue to be high closing the year with a coverage level of 128%.

In our case, we observed a level of non-performing similar to the previous year, lower than that of the financial system, and a decrease in the coverage ratio reaching a level of 152%, continuing to be above the level of the system as a whole.

The table below reflects our asset quality and that of the financial system as of December 31, 2020, 2021 and 2022:

	As of December 31
	2020	2021	2022
Financial System (Central Bank Rules)
Non-performing lending ratio (1)	4.1%	4.3%	3.1%
Coverage ratio (2)	137%	110%	128%
Banco Macro (Central Bank Rules)
Non-performing lending ratio (1)	0.8%	1.3%	1.3%
Coverage ratio (2)	477%	210%	152%

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

Profitability

In 2022 the profitability of the financial system increased by 200% in nominal values, achieving a total of Ps. 631,214 million as of December 31, 2022 representing a 1.9% return on average assets and 10.9% on average equity. The year-over-year increase in profitability was due to higher securities income and, to a lesser extent, higher interest income on loans. These effects were partially offset by an increase in interest expense paid and inflation exposure losses.

The table below reflects our profitability and that of the financial system as of December 31, 2020, 2021 and 2022:

	As of December 31,
	2020 (1)	2021 (1)	2022
Financial System (Central Bank Rules)
Total income (in millions of Pesos)(2)	318,772	211,277	631,214
Return on average equity	16.4%	7.2%	10.9%
Return on average assets	2.4%	1.1%	1.9%
Banco Macro (Central Bank Rules)
Total income (in millions of Pesos)	36,782	27,123	43,046
Return on average equity	16.8%	12.3%	9.7%
Return on average assets	3.5%	2.8%	2.3%

Source: Central Bank for Financial System.

(1)	Figures detailed in the table above have not been adjusted for inflation nor restated for the changes in the general purchasing power of the Peso as established by IAS 29.
(2)

In accordance with Communication “A” 7211, beginning in fiscal years beginning on January 1, 2021, the monetary effect accrued with respect to monetary items measured at fair value through Other Comprehensive Income (ORI) is recorded in the results for the period. The results for the year ended December 31, 2020 were not restated in this table.

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

We will continue our diversification strategy regarding the credit portfolio, thus enabling to obtain satisfactory efficiency, growth, security and profitability in commercial management. We will continue to focus our assistance to SMEs, emphasizing the election of dynamic economic sectors and growth potential in industrial, commercial and service areas for the purpose of contributing to companies’ expansion and ensuring an acceptable return of the funds assigned. At the same time, we will also offer these enterprises a complete range of corporate financial services, including exports and imports financing, letters of credit confirmation and opening, and granting guarantees to third parties on behalf of its customers.

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

BOARD OF DIRECTORS

The following table sets forth certain relevant information of the members of our board as of the date of this annual report:

Name	Position	Age	Year First Appointed as Director	Year of Expiration of Term
Jorge Pablo Brito	Chairman	43	2002	2024
Carlos Alberto Giovanelli	Vice Chairman	66	2016	2024
Nelson Damián Pozzoli	Director	56	2016	2024
Fabián Alejandro de Paul (1)	Director	59	2019	2024
Guillermo Merediz (1)(2)	Director	46	2020	2024
Constanza Brito	Director	41	2007	2023
Mario Luis Vicens (1)	Director	71	2016	2023
Sebastian Palla (1)	Director	48	2021	2023
Mariano Ignacio Elizondo (1)(2)	Director	50	2020	2023
Delfín Federico Ezequiel Carballo	Director	38	2015	2025
Marcos Brito	Director	40	2007	2025
José Alfredo Sanchez	Director	67	2016	2025
Hugo Raúl Cayetono Lazzarini (1)(2)	Director	74	2023	2025
Santiago Horacio Seeber	Alternate Director	46	2012	2024
Delfín Jorge Ezequiel Carballo	Alternate Director	70	2002	2024
Guido Agustín Gallino (1)(2)	Alternate Director	35	2023	2024

(1)	Independent Director.
(2)	Proposed by ANSES-FGS.

The following family relationships currently exist within our Board of Directors:

(i)	Jorge Pablo Brito and Marcos Brito are the nephews of Delfín Jorge Ezequiel Carballo;

(ii)	Constanza Brito is the niece of Delfín Jorge Ezequiel Carballo;

(iii)	Jorge Pablo Brito, Marcos Brito and Constanza Brito are siblings;

(iv)	Delfín Federico Ezequiel Carballo is the son of Delfín Jorge Ezequiel Carballo;

(v)	Delfín Federico Ezequiel Carballo and Jorge Pablo Brito, Marcos Brito and Constanza Brito are cousins.

SENIOR MANAGEMENT

Our senior management oversees our day-to-day operations to ensure that our overall strategic objectives are being implemented. The actual composition is a deputy general manager that reports to the Board of Directors and Senior managers that report to the general manager. In addition, we have, among others the following committees comprised of different directors and senior management:

•	internal audit committee,

•	systems committee,

•	senior credit committee,

•	assets and liabilities committee,

•	asset laundering and terrorist financing prevention committee,

•	senior recovery committee,

•	risk management committee,

•	ethics and compliance committee,

•	corporate governance and appointments committee,

•	personnel incentives committee,

•	crisis committee, and

•	financial services users protection committee

The following table sets forth certain relevant information on our executive officers and our senior management, of the date of this annual report:

Name	Position	Age
Gustavo Alejandro Manriquez	Chief Executive Officer and General Manager	53
Jorge Francisco Scarinci	Chief Financial Officer and Finance Manager	52
Gerardo Adrián Álvarez	Human Resources and Administration Manager	53
Marcelo Agustín Devoto	Investment Banking Manager	47
Alberto Figueroa	Comprehensive Risk Manager	62
Ana María Magdalena Marcet	Credit risk Manager	62
Brian Anthony	Commercial Banking Manager	50
Juan Domingo Mazzon	Government Banking and Management Control Manager	49
Ernesto Eduardo Medina	Technology Manager	56
Francisco Muro	Distribution and sales Manager	50
Adrián Mariano Scosceria	Corporate Banking Manager	57
Ernesto López	Legal Manager	50

Set forth below are brief biographical descriptions of members of our directors and our senior management:

Delfín Jorge Ezequiel Carballo was born on November 21, 1952. Mr. Carballo has communicated his resignation as Regular Director and Chairman of our Board for personal reasons, effectively since March 15, 2023. On April 25, 2023, he was appointed as alternate director for two years. Mr. Carballo was the Chairman of our Board since November 30, 2020 until March 15, 2023 and previously he was the vice chairman since April 30, 2020 until November 30, 2020, the chairman since April 27, 2018 until April 30, 2020 and the vice chairman of our Board of Directors until April 27, 2018. He holds a law degree from Universidad Católica Argentina. He joined our board in June 1988. Mr. Carballo currently holds the position of alternate director of BYMA S.A. He also served as Chairman of the Board of Santa Genoveva S.A. and as Vice-Chairman of the Board of Nuevo Banco Suquía S.A., Nuevo Banco Bisel S.A., Banco del Tucumán S.A. and Banco Privado de Inversiones S.A.

Jorge Pablo Brito was born on June 29, 1979. Mr. Brito is the Chairman of our Board of Directors since March 15, 2023. Previously he was the Vice Chairman of our Board since November 30, 2020, Director since April 30, 2020 until November 30, 2020 and the vice chairman of our board since April 27, 2018 until April 30, 2020. He has been a member of our Board of Directors since 2002 and our Chief Financial Officer since April 16, 2012 until November 8, 2017. He also serves as chairman of the Board of Directors of Inversora Juramento S.A., Genneia S.A. and Fiduciaria JHB S.A.

Carlos Alberto Giovanelli was born on April 6, 1957. He is a Vice Chairman of our Board of Directors since March 15, 2023 and he has been a member of our Board since April 26, 2016. In the financial sector, he worked as Deputy Credit Manager (1980-1983), Branch Deputy Manager (1983-1986), Credit Officer (1986-1989) and Deputy Commercial Manager (1991-1997) of La Sucursal de Citibank N.A., established in Argentina. He was Vice President of Investment Banking in Citibank, N.A. (1989-1991) and Vice President of Planning in La Sucursal de Citibank N.A., established in Argentina (1997-2002). He also held the position of Deputy Chairman of Asociación de Bancos (2001-2002) and incumbent director of Banco Patagonia S.A. (2007-2016). Mr. Giovanelli also serves as chairman of Havanna S.A, Desarrollo PI S.A., and Inverlat Investments S.A. He is also Vice-Chairman of Impresora Contable S.A, Havanna Holding S.A., Aspro Servicios Petroleros S.A. and QSR S.A. and as incumbent director of Desarrollo Epsilon S.A.

Nelson Damián Pozzoli was born on May 6, 1966. He has been a member of our Board of Directors since April 26, 2016. Mr. Pozzoli holds a degree in public accounting from Universidad Católica Argentina. In the financial sector, he was Director of La Sucursal de Citibank N.A., established in the República Argentina (1989-1992), Head of Capital Markets (1992-1994) and Corporate Banking Manager (1996-1997) of ABN AMRO Bank Argentina, Head of Equity (LATAM origination) of ABN AMRO Netherlands (1994- 1995) and Corporate Banking Manager of ABN AMRO Bank USA (1995-1996). He also held the position of Director of Banco Liniers Sudamericano (1997-1998), Investment Banking Manager of the Bankers Trust (1997-1999) and worked for the Chase Manhattan Bank and the First National Bank of Chicago from 1998 to 1999. He was also General Manager of Deutsche Bank Argentina (1999-2003). He also serves as chairman of Aspro Servicios Petroleros S.A. He is also Vice-Chairman of Inverlat Investments S.A. and Desarrollo Epsilon S.A and he is incumbent director of Macro Bank Limited, Impresora Contable S.A., QSR S.A., Desarrollo Pi S.A. and Cablevisión Holding S.A. Furthermore, he serves as alternate Director of Havanna S.A. and Havanna Holding S.A.

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

Guillermo Merediz was born on December 12, 1976. He was appointed as director on April 30, 2020, as representative of the ANSES-FGS. Mr. Merediz holds a degree in economics from the Facultad Latinoamericana de Ciencias Sociales. Mr. Merediz was appointed on December, 2019, Secretary of SMEs at the Ministry of Production.

Constanza Brito was born on October 2, 1981. Ms. Brito has been a member of our Board of Directors since April 27, 2018. Previously, she served as Director from 2007 through 2015 and as alternate director since April 2016. She joined us in May 2005. Ms. Brito holds a degree in Human Resources Administration from Universidad del Salvador. Ms. Brito also serves as director of Visora Desarrollos Inmobiliarios S.A and Fiduciaria JHB S.A. Previously, he served as Vice-Chairman of Mediainvest S.A.

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

Sebastian Palla was born on June 12, 1974. He has been a member of our Board of Directors since April 30, 2021. Mr. Palla holds a degree in Economics from Universidad Torcuato Di Tella and an International General Certificate of School Education (IGCSE) from the University of Cambridge. He currently holds the position of CPO—Chief Procurement Officer of Telecom S.A. since August 2016. Previously, he served in the Bank as Advisor to the President from February 2009 to July 2010, as Investment Banking and New Projects Manager from July 2010 to March 2015 and as Government Banking from April 2015 to July 2016. In turn, he served as President of Unión de Administradoras de Fondos de Jubilaciones y Pensiones from April 2007 to January 2009 and as Executive Director from February 2006 to April 2007. In the public sector he served as Undersecretary of Financing of the Ministry of Economy, Secretariat of Finance from May 2003 to November 2005 and as Chief of Staff of Advisors to the Secretary of Finance of the Ministry of Economy, Secretariat of Finance, from May 2002 to May 2003. He is also a member of the Young Global Leaders Forum since 2005 and of the Eisenhower Fellowships Community since 2008.

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

Delfín Federico Ezequiel Carballo was born on July 4, 1984. He has been a member of our Board of Directors since April 26, 2016, and previously served on our Board from 2009 through 2011. He holds a degree in business economics from Universidad Torcuato Di Tella. Mr. Carballo also serves as incumbent director of Colbrey S.A., Milsbor Corporation S.A., Havanna S.A. and Havanna Holding S.A. and as alternate director of Genneia S.A. Previously, he served as vice chairman of Argenpay S.A. and Santa Genoveva S.A.

Marcos Brito was born on October 5, 1982. He was appointed as Director on April 21, 2009 and previously served as an alternate director of the Bank from April through July 2021, as a director from April 2009 through April 2020, and as an alternate director from November 2007 through April 2009. He joined us in October 2005. Mr. Brito holds a degree in Business Economics from Universidad Torcuato Di Tella. Additionally, he is Chairman of Comercio Interior S.A., Argenpay S.A.U. and Macro Fiducia S.A.U. and Vice-Chairman of Vizora Desarrollos Inmobiliarios S.A. and Inversora Juramento S.A. He also serves as a director of Fiduciaria JHB S.A. and as an alternate director of Genneia S.A. Previously, he served as a director of Nuevo Banco Bisel S.A. from November 2007 to August 2009, as a director of Banco Privado de Inversiones S.A. from September 2010 to December 2013 and as an alternate director of Banco del Tucumán S.A. from January 2014 to December 2018.

José Alfredo Sanchez was born on January 27, 1956. He was appointed as Director on April 25, 2023 and previously he has been a member of our Board from 2016 through 2019. Mr. Sanchez holds an actuary degree from Universidad de Buenos Aires, he graduated with a Gold Medal from Colegio de Graduados de Ciencias Económicas (1979) and holds a Master Degree in of Business Administration (M.B.A.) specialized in international business and finance from Chicago University, Dean’ s Honor List (1983). In the financial industry, he was a Trainee in Citibank N.A. Argentina (1983-1986), Vice President of Citibank N.A. USA (1987-1988), Vice President of Banque Nationale de Paris USA (1988-1990), Investment Banking Responsible Officer of Banque Nationale de Paris Argentina (1990-1998), Assistant Director in West Merchant Bank LTD (representation office in Argentina) (1998), consultant of Banco Comafi S.A. (1998-1999), Director of Comafi Soc. Gte. Fondo Común de Inversión (1999-2001), Investment Banking Responsible Officer of Banco Comafi S.A. (2000-2001), Incumbent Director of Banco Comafi S.A. (2002-2006), Seconded Director of Banco Comafi S.A. (2014-2016), Alternate Director of Banco del Tucumán S.A. (2000-2001), Incumbent Director of The Capita Corporation (2004-2006), Incumbent Director of MBA Asset Management S.G.F.C.I.S.A. (2008-2010), Incumbent Director of MBA Lazard Soc. de Bolsa S.A. (2008-2014), Incumbent Director of MBA Lazard Banco de Inversiones S.A. (2010-2014) and Alternate Director of MBA Lazard Holdings S.A. (2010-2011). He also served as director of Banco Macro S.A. (2016-2018), Macro Securities S.A., Argencontrol S.A. and Mercado Abierto Electrónico S.A. He acted as regular director of Camuzzi Gas Pampeana and Camuzzi Gas del Sur from June 2020 to April 2023. He is manager and controlling partner of Del San SRL, a company dedicated to the cattle breeding business in Entre Ríos, Republic of Argentina, from the year 2000 to date.

Hugo Raúl Lazzarini was born on August 7, 1948. He was appointed as Director on April 25, 2023, as a representative of the ANSES-FGS. Mr. Lazzarini holds a degree in Architecture from the Universidad Católica de Santa Fé. He served in the Public Administration as General Director of the General Directorate of Housing and Urbanism of the Province of Santa Fe (1995-1999), as technical advisor of the Judicial Infrastructure Commission of the Judiciary - Council of the Judiciary (2010-2012) and as General Director of Judicial Infrastructure of the Judiciary - Council of the Judiciary (2012-2015).

Santiago Horacio Seeber was born on March 27, 1977. Mr. Seeber was appointed as alternate director on April 29, 2022 and previously was appointed as director from November 30, 2020 through April 29, 2022 and he has been an alternate member since 2018 to 2020 and since 2012 to 2016. Mr. Seeber served in different positions in the Bank since November 2002. He also serves as chairman of the Board of Directors of LAB Real Estate S.A., as vice-chairman of Comercio Interior S.A. and Anglia S.A. and as director of Inversora Juramento S.A. and Frigorífico Bermejo S.A. and MediaInvest S.A.

Guido Agustín Gallino was born on March 16, 1988. He was appointed as Alternate Director on April 25, 2023, as a representative of the ANSES-FGS. He holds a law degree from the Universidad de Buenos Aires and a diploma in Family Law from the Universidad Austral Argentina. He serves as Legal Coordinator of Financial and Diversified Entities (DGAS/FGS-ANSeS) since August 2022.

Gustavo Alejandro Manriquez was born on August 23, 1969. He has been our General Manager since May 2016 and our Chief Executive Officer since November, 2017. He is a member of the Assets and Liabilities Committee, the Senior Credit Committee, the Systems Committee, and the Risk Management Committee. Mr. Manriquez holds a degree in Business Management from Universidad de Belgrano and a Master’s degree in Finance from Universidad del CEMA, as well as a Management degree and a Directive Development degree from IAE. Mr. Manriquez joined us in February 2015. He also is a member of the board of directors of Play Digital S.A.

Jorge Francisco Scarinci was born on May 19, 1970. He is our Finance Manager since October 2006 and our Chief Financial Officer since November 2017. He is a member of the Assets and Liabilities Committee and the Risk Management Committee. Mr. Scarinci holds a BA in Economics from Universidad de Belgrano and a Master’s degree in Finance from Universidad del CEMA and a CFA degree from Association for Investment Management and Research (AIMR). Mr. Scarinci joined us in May 2006. He also is a member of the board of directors of Argecontrol S.A. and Compensadora Electrónica S.A.

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

Marcelo Agustín Devoto was born on April 11, 1976. He is our Investment Banking Manager since May 2015. Mr. Devoto holds a degree in Business Management from Universidad Católica Argentina and a post-graduate degree in Finance from Universidad Torcuato Di Tella. He joined us in December 2000. He also serves as chairman of Macro Bank Limited, as vice chairman of Macro Securities S.A.U., as director of Macro Fiducia S.A.U. and alternate member of the administrative council of Fintech SGR.

Alberto Figueroa was born on September 1, 1960. He is our Comprehensive Risk Manager since October 2019. Mr. Figueroa holds a degree in Public Accounting from Universidad de Buenos Aires. Mr. Figueroa joined us in March 2007 and was our Manager of Comprehensive Risk Management since March 2009 until October 2019.

Ana María Magdalena Marcet was born on February 24, 1961. She is our Credit Risk Manager since January 2002 and a member of the Senior Credit Committee, the Risk Management Committee and the Senior Recovery Committee. Mrs. Marcet holds a degree in Public Accounting, Economics and Business Management from Universidad de Buenos Aires and a Master’s degree in Bank Management from Universidad del CEMA. Mrs. Marcet joined us in December 1996. She also serves as Vice-Chairman of the administrative council of Fintech SGR and as director of Macro Warrants and Finova S.A.

Brian Anthony was born on April 17, 1973. He has been Manager of Commercial Banking since March 2021. Mr. Anthony has held various positions in the bank in the past, such as Manager of Distribution and Sales, Human Resources, Management Control and Strategic Planning. Mr. Anthony holds a Bachelor’s degree in Business Administration from CAECE University. He also serves as vice chairman of Argenpay S.A.U. and as alternate director of Play Digital S.A.

Juan Domingo Mazzon was born on April 14, 1974. He is our Manager of Government Banking and Management Control since August 2019 and member of the Assets and Liabilities Committee and the Systems Committee. Mr. Juan Mazzon holds a degree in Public Accounting from Universidad Argentina de la Empresa (UADE) and holds an MBA from Vanderbilt University (USA). Mr. Mazzon joined us in October 2017.

Ernesto Eduardo Medina was born on January 9, 1967. He is our Technology Manager since August 2020 and has been our Human Resources Manager since October 2016. He is a member of the Systems Committeee and the Risk Management Committee. Mr. Medina holds degrees in Public Accounting and Business Management from Universidad de Buenos Aires. He also has a degree in computer science from Universidad de Buenos Aires and a Psychology degree from Universidad de Ciencias Empresariales y Sociales. He holds two Master’s degree in Renewable Energies and Environment Management, both from Universidad de Cádiz and a Master’s degree in Clinical Neuropsychology from Universidad Europea Miguel Cervantes. Mr. Medina joined us in February 1989.

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

Ernesto López was born on October 5, 1972. He is our Legal Manager since December 2019 and a member of the Asset Laundering and Terrorist Financing Prevention Committee, the Senior Recovery Committee, the Ethics and Compliance Committee, the Senior Credit Committee and the Financial Services Users Protection Committee. Mr. López holds a Law degree from University of Buenos Aires. He also serves as director of Argenpay S.A.U. and as syndic of Mediainvest S.A.

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

The aggregate amount of compensation to all directors, alternate directors and members of supervisory committee for fiscal year 2022 was Ps. 1,975.1 million. The aggregate nominal amount of compensation paid by Banco Macro to its senior management during 2022 was Ps. 711.6 million, including salaries and bonuses. Neither we nor any of our subsidiaries have entered into any agreement that provides for any benefit or compensation to any director after the expiration of his term or upon his retirement.

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

In accordance with the general principles of corporate governance established by the CNV, the Board of Directors shall have adequate levels of independence and diversity to enable it to make decisions in the best interest of the company, avoiding groupthink and decision-making by dominant individuals or groups within the Board.

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

The structure of the Board of Directors must be in conformity with the foregoing by the first shareholders’ meeting held after December 31, 2018. As of the date of this annual report, Mario Luis Vicens, Fabián Alejandro de Paul, Guillermo Merediz, Sebastián Palla, Mariano Ignacio Elizondo, Hugo Raúl Lazzarini and Guido Agustín Gallino qualified as independent members of our Board of Directors under these criteria specified by the CNV.

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

As of the date of this annual report, Alejandro Almarza, Carlos Javier Piazza, Enrique Alfredo Fila, Leonardo Pablo Cortigiani, Horacio Roberto Della Rocca and Claudia Inés Siciliano are qualified as independent members of our supervisory committee under these criteria.

Banco Macro’s Board of Directors is responsible for approving policies that promote inclusion and diversity, ensuring the existence of training and coaching policies on gender issues and prevention or treatment of gender violence.

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

The following table sets forth certain relevant information of the members of our supervisory committee as of the date of this annual report:

Name	Position	Age	Year of Appointment	Current Term Ends
Alejandro Almarza	Syndic	65	2023	April 2024
Carlos Javier Piazza	Syndic	64	2023	April 2024
Enrique Alfredo Fila (1)	Syndic	64	2023	April 2024
Horacio Della Rocca	Alternate syndic	69	2023	April 2024
Leonardo Pablo Cortigiani	Alternate syndic	54	2023	April 2024
Claudia Ines Siciliano (1)	Alternate syndic	64	2023	April 2024

(1)	Appointed by ANSES—FGS, as instructed by the Sindicatura General de la Nación.

The business address of the members of the Supervisory Committee is Eduardo Madero 1172, City of Buenos Aires, Argentina. Set forth below are brief biographical descriptions of the members of our supervisory committee:

Alejandro Almarza was born on January 16, 1958. Mr. Almarza holds an accounting degree from the University of Buenos Aires in Argentina. Mr. Almarza also serves as a member of the supervisory committee of Macro Securities S.A.U., Macro Fiducia S.A.U., Argenpay S.A.U. and Seguro de Depósitos S.A. and as alternate member of the supervisory committee of Banco de Valores S.A., Empresa de Energía Río Negro S.A. and Opción Seguros S.A. Mr. Almarza was admitted to the Accountants Professional Association of the City of Buenos Aires in 1983.

Carlos Javier Piazza was born on September 16, 1958. Mr. Piazza holds an accounting degree from the University of Buenos Aires in Argentina. Mr. Piazza serves as a member of the supervisory committee of Central Tucumano S.A. Macro Securities S.A.U., Macro Fiducia S.A.U., Argenpay S.A.U., Banco de Valores S.A. and Mercado de Futuros y Opciones S.A. Mr. Piazza was admitted to the Accountants Professional Association of the City of Buenos Aires in 1983.

Enrique Fila was born on April 5, 1959. Mr. Fila holds an accounting degree from Universidad Nacional de la Plata. Mr. Fila served as member of the supervisory committee of Nación Seguros S.A., Nación Seguros de retiro S.A. and Nación Reaseguros S.A.

Leonardo Pablo Cortigiani was born on July 21, 1968. Mr. Cortigiani holds an accounting degree from the University of Buenos Aires in Argentina. Mr. Cortigiani also serves as a member of the supervisory committee of Macro Fiducia S.A., Macro Fondos Sociedad Gerente de Fondos Comunes de Inversion S.A., Macro Securities S.A., Empresa de Energía Río Negro S.A., Argenpay S.A.U. and Schweber Securities. He also serves as alternate syndic of Havanna S.A. Mr. Cortigiani was admitted to the Accountants Professional Association of the City of Buenos Aires in 1995.

Horacio Roberto Della Rocca was born on June 25, 1953. Mr. Della Rocca holds an accounting degree and a degree in Business Administration from the University of Buenos Aires in Argentina. Mr. Della Rocca also serves as a member of the supervisory committee of Culturagro S.A., Guadiamar, Otoba S.A., Santa Olimpia S.A., Tikalar, Macro Fondos S.G.F.C.I.S.A. and Argentina Sono Film and as alternate member of the supervisory committee of Gativideo, Legal Video S.A., Videoman Internacional, Casino Buenos Aires S.A., Argenpay S.A.U., Macro Fiducia S.A.U., Macro Securities S.A.U. and CRIBA Sociedad Anonima.

Claudia Siciliano was born on July 28, 1958. Ms. Siciliano holds an accounting degree from Universidad Católica Argentina and the title of Certified Financial Advisor at the Spanish Institute of Financial Analysts and the Argentine Institute of Finance Executives.

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

The senior credit committee is responsible for the issuance of our credit policy and credit analysis guidelines. Furthermore, this committee reviews and approves margins of credit and/or extraordinary operations which exceed Ps.540,000,000 and examines periodic reports related to our loan portfolio.

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

Advisors and Auditors

Advisors

Our main legal advisor is Bruchou & Funes de Rioja, at 12th floor, Ing. Butty 275, City of Buenos Aires (C1001AFA). Bruchou, & Funes de Rioja provides us legal advice in the creation of the Program and the issuance of negotiable obligations. Our tax advisor in Argentina is Estudio Della Roca-Piazza-Almarza, 15th floor, 432, 25 de Mayo St., City of Buenos Aires, Argentina.

Auditors

Banco Macro’s auditors for the last three fiscal years were:

Financial Statements as of	Auditor	Tax ID	Firm	Address	Enrollment
December 31, 2020	Carlos M. Szpunar	20-17802096-0	Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global Limited)	487 25 de Mayo	C.P.C.E.C.A.B.A. T°192 F°110
December 31, 2021	Leonardo D. Troyelli	20-26822478-6	Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global Limited)	487 25 de Mayo	C.P.C.E.C.A.B.A. T°287 F°155
December 31, 2022	Leonardo D. Troyelli	20-26822478-6	Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global Limited)	487 25 de Mayo	C.P.C.E.C.A.B.A. T°287 F°155

Banco Macro’s alternate auditor was:

Auditor	Tax ID	Firm	Address	Enrollment
Ignacio A. Hecquet	20-21538355-6	Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global Limited)	487 25 de Mayo	C.P.C.E.C.A.B.A. T°279 F°222

All the auditing firm’s members are enrolled in the Professional Council in Economic Sciences of the City of Buenos Aires (C.P.C.E.C.A.B.A.).

D. Employees

Regarding our organizational structure, as of December 31, 2022, we had 7,796 employees, 32% of whom worked at our headquarters and the remaining 68% at our branches and 40% of the staff are women. Our employees are represented by a national bank union, which negotiates a collective bargaining agreement setting minimum wages for all of its members. We maintain good relationship with our employees and have never experienced a work stoppage.

	As of December 31,
Employees	2020	2021	2022
Headquarters	3,202	3,185	2,499
Branches	5,359	4,820	5,297
Total	8,561	8,005	7,796

E. Share Ownership

As of December 31, 2022, the persons who were members of Banco Macro S.A.’s Board of Directors and Supervisory Committee held as a group a total of 128,205,563 shares of our capital stock, representing 20.05% of the Bank’s share capital and 21.60% of the votes. With the exception of Delfín Jorge E. Carballo, Delfín Federico E. Carballo, Jorge Pablo Brito, Sebastián Palla, Santiago H. Seeber and Leonardo Pablo Cortigiani, no member of the Board of Directors or the Supervisory Committee owned shares of the Bank. In addition, Alberto Figueroa, Ernesto López and Juan Domingo Mazzon, members of our senior management, owned less than one per cent (1%) of Class B Shares.

The following table sets forth the beneficial ownership of our shares by the members of Banco Macro S.A.’s Board of Directors and Supervisory Committee, as of December 31, 2022:

Shareholder Name	Number of Class A shares owned	Number of Class B shares owned	Percentage of Capital stock (%)	Percentage of Voting rights (%)
Delfín Jorge Ezequiel Carballo	4,901,060	112,609,796	18.38%	20.04%
Other members	—	10,694,707	1.67%	1.56%
Total	4,901,060	123,304,503	20.05%	21.60%

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not Applicable

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of December 31, 2022, we had 639,413,408 outstanding shares of common stock, consisting of 11,235,670 Class A shares and 628,177,738 Class B shares. Each share of our common stock represents the same economic interests, except those holders of our Class A shares are entitled to five votes per share and holders of our Class B shares are entitled to one vote per share. Other than noted differences among holders of Class A shares and holders of Class B shares, the holders of these shares listed in the table below do not have different voting rights.

The following table sets forth information regarding the ownership of our Class A and Class B shares as of December 31, 2022:

	Class A	Class B		Total	% of capital	% of votes
ANSES	—	184,156,124		184,156,124	28.80%	26.91%
Delfín Jorge Ezequiel Carballo	4,901,060	112,609,796		117,510,856	18.38%	20.04%
JHB BMA Guarantee Trust (1)	5,995,996	104,473,881		110,469,877	17.28%	19.65%
Other	338,614	226,937,937	(2)	227,276,551	35.54%	33.41%
Total	11,235,670	628,177,738		639,413,408	100.00%	100.00%

(1)	Upon the death of Jorge Horacio Brito, his shares were transferred ad referendum of the Central Bank of Argentina to a Trust whose beneficiaries are his forced heirs.
(2)	Includes The Bank of New York Mellon as depositary of our ADSs. The Bank of New York Mellon holds 151,851,330 Class B shares, 23.75% of capital and 22.19% of votes.

The table below represents the evolution of our capital stock and the material changes in equity participation of the significant shareholders, in both cases, for the last three years:

Date	Capital Stock (Shares)	Event	Significant Shareholders
December 31, 2020	639,413,408		JHB BMA Guarantee Trust (1) 17.28%; Delfín Jorge Ezequiel Carballo 17.47%; ANSES (as manager of the Fondo de Garantía de Sustentabilidad) 28.80%

December 31, 2021	639,413,408		JHB BMA Guarantee Trust (1) 17.28%; Delfín Jorge Ezequiel Carballo 17.47%; ANSES (as manager of the Fondo de Garantía de Sustentabilidad) 28.80%

December 31, 2022	639,413,408		JHB BMA Guarantee Trust (1) 17.28%; Delfín Jorge Ezequiel Carballo 18.38%; ANSES (as manager of the Fondo de Garantía de Sustentabilidad) 28.80%

(1)	Upon the death of Jorge Horacio Brito, his shares were transferred ad referendum of the Central Bank of Argentina to a Trust whose beneficiaries are his forced heirs.

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

For the years ended December 31, 2020, 2021 and 2022 an aggregate of Ps. 5,322.7 million, Ps. 6,745.8 million and Ps. 4,419.1 million, respectively, in financial assistance granted by us (including loans, leases and guarantees granted) was outstanding to related parties (not including main subsidiaries). All financial assistance to related parties (a) were made in the ordinary course of business; (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

Likewise, as of December 31, 2020, 2021 and 2022, the total amount of deposits made by related parties (not including main subsidiaries) to us amounted to Ps. 13,058.4 million, Ps. 10,639.4 million and Ps. 6,545.8 million respectively.

For further information regarding related party transactions see note 20 “Related parties” to our audited consolidated financial statements as of December 31, 2022, and 2022.

C. Interest of experts and counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18 and our audited consolidated financial statements as of December 31, 2022 and 2021 included in this annual report.

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

For further information regarding legal proceedings, see note 50 “Tax and other claims” to our audited consolidated financial statements as of December 31, 2022 and 2021. In connection with such claims, our management and its tax and legal advisors believe there are no additional significant effects to those already recognized in the books that may result from the final outcome of such claims.

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

The following table sets forth the cash dividends paid to our shareholders from 2003 through 2022. All banks were prohibited by the Central Bank from paying dividends in respect of the results of 2001 and 2022.

Based on financial statements for year ended December 31,	Payment Dates	Dividends per Share (in Pesos, not adjusted for inflation)	Aggregate Dividend Payment (in millions of Pesos, not adjusted for inflation)
2003	July 2004	0.10	60.9
2004	April 2005	0.05	30.4
2005	May 2006	0.10	68.4
2006	May 2007	0.15	102.6
2007	May 2008	0.25	171.0
2008	September 2009	0.25	149.9	(1)
2009	June 2010	0.35	208.1
2010	May 2011	0.85	505.3
2011	—	0.00	0.0
2012	—	0.00	0.0
2013	July 2014	1.02	596.3
2014	March 2016	0.39	227.7	(2)
2015	August 2016	1.10	643.0
2016	June 2017	1.20	701.5
2017	May 2018	5.00	3,348.3
2018	May 2019	10.00	6,394.0
2019	(3)	(3)	(3)
2020	(4)	(4)	(4)
2021	(5)	30.89 (5)	19,751.4	(5)
2022	(6)	(6)	(6)

(1)	For fiscal year ended December 31, 2008, dividends paid in cash were Ps.148.3 million based on the outstanding number of shares on the payment dates.
(2)

For the fiscal year ended December 31, 2014, we sought authorization from the Central Bank to distribute Ps.596.3 million (Ps.1.02 per share) and in February 2016 we received authorization to distribute Ps.227.70 million (Ps.0.3895 per share).

(3)

The shareholders’ meeting held on April 30, 2020 resolved to approve a cash dividend in the total amount of Ps. 12,788.3 million, Ps. 20 per share, subject to the prior authorization of the Central Bank. In addition, the shareholders’ meeting held on October 21, 2020 resolved to approve a final dividend in an aggregate amount not to exceed Ps. 3,791.7 million (Ps. 5.93 per share) subject to the prior authorization of the Central Bank. Pursuant to Central Bank Communication “A” 7312, profit distributions were suspended until December 31, 2021. See more information in (5).

(4)

The shareholder´s meeting held on April 30, 2021, resolved to approve a cash dividend for a total amount of Ps. 10,000.4 million which represented Ps.15.64 per shares subject to prior authorization of the Central Bank. Pursuant to Communication “A” 7312 of the Central Bank, the distributions of profits were suspended until December 31, 2021. See more information in (5).

(5)

The shareholder´s meeting held on April 29, 2022, resolved to approve a dividend (in cash or kind) for an amount of Ps. 22.18 per share, which shall mean a total amount to be distributed of Ps. 14,187.9 million subject to prior authorization of the Central Bank.As of April 29, 2022, a total amount of Ps. 26,580.4 million (Ps 41.57 per share) was pending distribution, which was approved by the Meetings held on April 30 and October 21, 2020, and April 30, 2021.Through Communication “A” 7421”, the Central Bank provided that the entities could distribute profits, with prior authorization, from 1.1.22 to 12.31.22 for up to 20% of distributable profits. On May 12, 2022, the Bank obtained the authorization for the partial distribution of the dividends already approved by the aforementioned meetings, for a total amount of Ps. 19,751.4 million, which represented a value of Ps. 30.89 per share and 20% of the total distributable profits. The payment was made in 12 equal installments, with the first payment for the first 6 installments to be made on June 7, 2022.

(6)

The shareholder´s meeting held on April 25, 2023, resolved to approve a dividend (in cash or kind) for an amount of Ps. 117,359 per share, which shall mean a total amount to be distributed of Ps. 75,040.9 million subject to prior authorization of the Central Bank.

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

On December 2021, by means of Communication “A” 7421, as amended, the Central Bank authorizes financial entities to distribute dividends up to 20% of the accumulated profits up to December 31, 2021 from January 1, 2022 to December 12, 2022. Those financial entities authorized by the Central Bank to distribute their profits must make such distribution in 12 equal, monthly and consecutive installments.

On March 9, 2023 by means of Communication “A” 7719, the Central Bank repeals the suspension of the distribution of results of financial institutions (item 4. of Communication “A” 7659), and it provides that as from April 1, 2023 and until December 31, 2023, those financial institutions that have the authorization of the Central Bank may distribute profits in 6 equal, monthly and consecutive installments for up to 40% of the amount that would have corresponded.

Legal reserve requirement

Pursuant to the Financial Institutions Law, we are required to maintain a legal reserve which must be funded with no more than 20% and no less than 10% of yearly income (which is calculated over the income that arise from the statutory financial statements), in accordance with Central Bank Rules. Pursuant to Central Bank Rules, we maintain a legal reserve which is funded with 20% of our yearly income, which may differ in certain significant aspects with IFRS (For more information see note 51 “Restriction on dividends distribution” of our audited consolidated financial statements as of December 31, 2022 and 2021”). This reserve can only be used during periods in which a financial institution has incurred losses and has exhausted all other reserves. If a financial institution does not comply with the required legal reserve, it is not allowed to pay dividends to its shareholders.

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

Our notes are currently listed on the BYMA and MAE. Our Series A Subordinated Resettable Notes are also currently listed on the Luxembourg Stock Exchange.

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

As of December 31, 2022, our capital stock consisted of Ps.639,413,408, represented by 11,235,670 common, book-entry Class A shares, with a par value of one Peso each and the right to five votes per share, and 628,177,738 common, book-entry Class B shares, with a par value of one Peso each and the right to one vote per share.

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

In respect of the different categories of agents established by the Capital Markets Law, and the CNV Rules, Banco Macro, and certain of their subsidiaries are registered with the CNV in one or more of the following categories: negotiation, clearing and settlement agent (ALyC), custody of collective investment products agent (AC PIC FCI), placement and distribution of mutual funds agent (ACYD FCI), financial trustees agent (FF) and nonfinancial trustees agent (FNOF), as applicable. In addition, on November 4, 2022, the CNV authorized Banco Macro to be included in the “List of Entities Qualified to Guarantee Capital Market Instruments”, under the Regime set forth in Chapter VII of Title II of the CNV Rules.

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

Quorum and voting requirements

The quorum for ordinary meetings of shareholders on first call is a majority of the shares entitled to vote, and action may be taken by the affirmative vote of an absolute majority of the shares present that are entitled to vote on such action. If a quorum is not available at the first meeting a second meeting may be held at which action may be taken by the holders of an absolute majority of the shares present, regardless of the number of such shares. The quorum for a special shareholders’ meeting on first call is 60% of the shares entitled to vote, and if such quorum is not available, a second meeting may be held, for which the quorum is 30% of the shares entitled to vote.

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

By means of CNV’s General Resolution No. 830/2020, dated April 3, 2020, publicly offered entities are allowed to hold remote shareholders and board of directors’ meetings, via electronic means, even if their respective bylaws do not provide for this, respecting the minimum requirements to ensure the integrity of the vote of each participant and the presence of all shareholders and members, respectively. By means of CNV´s interpretation No. 80 the provisions of CNV’s General Resolution No. 830/2020 were restated. According to this, and as a consequence of Decree 867/2021 extending the sanitary emergency until 12/31/2022, General Resolution 939/2022 CNV maintains the provisions of General Resolution 830/2020 of the CNV, which regulates the holding of virtual meetings under the terms and conditions set forth therein. The management bodies must evaluate the particular conditions and situations of each company and choose whether to hold the meeting in person or virtually, ensuring due compliance with the corresponding legal and sanitary requirements.

CNV´s General Resolution No. 939/2022 provided that remote meetings must be held from the corporate headquarters or the place corresponding to the jurisdiction of the corporate domicile, guaranteeing the possibility of participation in person by the shareholders who so wish. This Resolution shall be applicable to the extent that virtual assemblies are provided for in the Bylaws.

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

C. Material Contracts

In 2020, several banks of the Argentine financial system constituted Play Digital S.A., a company that developed the fintech platform called “Modo”. Initially, the shareholders were Banco de Galicia y Buenos Aires SAU, Banco BBVA Argentina SA, Banco Santander Argentina SA and Banco Macro SA. Subsequently, other banks were accepted as shareholders together with the abovementioned, and at the date of this annual report there are 32 shareholder banks. Modo is an online wallet that allows its users to send and request money between contacts, integrate all their cards and bank accounts into a single software application and pay through Quick Response (QR) codes. At the date of this annual report, the Bank holds 9.6984% of the total shareholder equity of Play Digital S.A.

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

Specific Provisions for Inward Remittances

Repatriation and settlement of the proceeds of exports of goods

In accordance with section 7.1 of the FX Regulations, exporters must repatriate, and settle for Pesos through the FX Market, the proceeds from exports of goods cleared through customs as from September 2, 2019. Notwithstanding the maximum terms for settlement as of obtaining the “shipping fulfillment” (cumplido de embarque) established in section 7 of the FX Regulations, export proceeds must be entered and settled through the FX Market within 5 business days following payment thereof.

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

B) An financial entity shall issue a certification stating that the company that owns the foreign flagged means of transport would have had access to the FX Market pursuant to Section 3.2.2. of the FX Regulations for the equivalent amount in foreign currency which is intended to be computed to the shipment permit.

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

The local agent of the company that owns the foreign flagged means of transport shall not have used this mechanism for an amount greater than U.S.$200,000.000 in the calendar month.

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

Until December 31, 2023, prior Central Bank´s approval is required in order for local residents to access the FX Market to make principal payments under cross-border financial indebtedness with related parties (unless the loan proceeds were settled through the FX Market after October 1, 2020, and the loan has an average life of at least 2 years).

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

(a)

sold securities in Argentina issued by residents for foreign currency, (ii) transferred such securities to a foreign depositary, (iii) exchanged such securities for other foreign assets, (iv) purchased with Pesos in Argentina securities issued by non-resident issuers, or (v) as of July 22, 2022, (x) acquired Argentine depositary certificates representing shares issued by non-resident companies, (y) acquired corporate debt securities (i.e., securities issued by private-sector issuers, as opposed to public-sector issuances) issued outside Argentina, or (z) delivered Pesos or any other local assets (other than foreign currency funds deposited in Argentine banks) to any person, receiving in exchange thereof, whether prior to or after such delivery, and whether directly or indirectly through a related, controlled or controlling entity, foreign assets, crypto assets or securities deposited abroad (any of the trades listed in (i) through (v), a “Restricted Securities Trade”); or

(b)

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

(b) deposit all its local holdings of foreign currency in accounts held with local financial institutions,

(c) undertake to settle through the FX Market within 5 business days as from receipt thereof, any funds received abroad as a result of the repayment of loans, the release of term-deposits or the sale of any type of asset, to the extent the asset was originally acquired, the deposit made or the loan granted, as applicable, after May 28, 2020,

(d) undertake to, during the 90 days following said access to the FX Market, not to carry out any Restricted Securities Trade, and

(e) not be included in the list of “issuers of fake invoices and similar documents” (base de facturas o documentos equivalentes calificados como apócrifos) kept by the Argentine Tax Authority (Administración Federal de Ingresos Públicos).

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

Pursuant to section 10.11.1 of the FX Regulations, for the purposes of accessing the FX Market to pay imports of goods or the principal amount of debts arising from the import of goods, Central Bank prior approval will be required as of January 1st, 2023, unless any of the conditions stated in sections 10.11.1 to 10.11.11 are met. Some of these conditions are:

a)

the entity has received an affidavit from the client stating that the total amount of payments associated with its imports of goods processed through the FX Market as of January 1, 2020, including the payment for which approval is sought, does not exceed in more than Ps. 250,000 the amount by which the importer would have access to the exchange market when computing: (i) the amount for which the importer would have access to the FX Market when computing imports of goods that are registered in its name in the SEPAIMPO and that were officialized between 1 January 2020 and the day before access to FX Market, imports of goods associated with a declaration made through the officialized Integrated Import Monitoring System (SIMI) shall be computed to the extent that any of the conditions set out in sections 10.3.2.7.i) to 10.3.2.7. vii) of th FX Regulations; (ii) plus the amount of payments made through FX Market as from 6 July 2020 corresponding to imports of goods entered by particular request or courier which have been shipped as from 1 July 2020 or which, having been shipped prior to that date, had not arrived in the country before that date, (iii) plus the amount of payments made under points (b) to (d) below, not associated with imports covered by points (i) and (ii) of this paragraph, (iv) minus the amount outstanding for payments for imports with pending customs registration made between 1 September 2019 and 31 December 2019;

b)	filing a SIMI (Sistema Integral de Monitoreo de Importaciones declarations) approved that meets the requirements described in the FX Regulations;

c)

in the case of a “deferred payment” of imports corresponding to goods that have been shipped as of July 1, 2020, or that, having been shipped previously, have not arrived in the country before that date, provided any of the conditions set out in points 10.3.2.7.i) to 10.3.2.7.vii) of the FX Regulations are met;

d)

It is a payment associated with a transaction not included in point c) to the extent that it is intended for the cancellation of a commercial debt for imports of goods with an export credit agency or a financial institution abroad or that has a guarantee granted by them

e)

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

In addition, it should be noted that on October 13, 2022 the Central Bank issued Communication “A” 7622 (subsequently supplemented by Communications “A” 7629, 7638 and 7643) which introduced various amendments regarding access to the FX Market to make payments for imports of goods and services, respectively (hereinafter, and together with its supplements, “Communication A 7622”).

Communication A 7622 provides that, as from October 17, 2022, access to the FX Market to make payments for imports of goods may be granted to transactions associated with a declaration in the Argentine Republic’s Import System (“SIRA”) to the extent that:

a) The payment is made once the term in calendar days has expired, counted as from the date of registration of the customs entry of the goods;

b) The payment is made by means of exchange and/or arbitration against a local account in foreign currency of the customer and the SIRA declaration states that such option would be used; or

c) When it is verified that the transaction is validated in the “Single Current Account for Foreign Trade” computer system implemented by AFIP and the payment falls under any of the situations provided for in section 8 of the aforementioned rule;

d) the payment is included by the client within the amount available in each calendar year, up to the equivalent of U.S.$ 50,000, to make payments of imports of goods in advance, on sight or deferred before the deadline foreseen in the SIRA declaration.

The possibility of using this annual limit shall be subject to its validation by the “Single Current Account for Foreign Trade” system.

Entities shall verify the requirements foreseen for each type of import payment, including those contemplated in point 3.16. of the FX Regulations, with the exception of those referring to the provisions of sections 10.11. and 10.14. and point 2.1. of Communication A 7532.

Communication A 7622 provides that access to financial entities to cancel obligations arising from letters of credit or guaranteed letters issued or granted on or after October 17, 2022, in the framework of an import transaction for which a SIRA declaration is required, shall be conditional upon the institution having documentation proving, at the time of opening or issuance by the institution, that the conditions detailed in section 4 of the rule were complied with.

Finally, section 9 of Communication A 7622 establishes several situations that will allow access to the FX Market prior to the payment term authorized in the SIRA declaration:

(i) access with funds originating from a financing of imports of goods granted by a local financial institution from a foreign credit line. Provided that the maturity of the financing is equal to or later than the estimated date of arrival of the goods in the country plus the term provided in the SIRA declaration plus 15 (fifteen) calendar days;

(ii) access to make a deferred payment to cancel a commercial debt for the importation of goods with a foreign financial institution and the maturity date of the debt is equal to or later than the estimated date of arrival of the goods in the country at the time the financing is granted plus the term provided for in the SIRA declaration plus 15 (fifteen) calendar days; or to the payment term authorized in the SIRA declaration:

(iii) the importer has a “Certification of increase of exports of goods” for the amount for which it intends to access;

(iv) in the case of payments for imports of goods made by: i) the national public sector, ii) all business organizations, regardless of their corporate form, in which the National State has a majority shareholding in the capital or in the formation of corporate decisions and iii) trusts constituted with contributions from the national public sector;

(v) access simultaneously with the liquidation of funds in the form of advances or pre-financing of exports from abroad or pre-financing of exports granted by local financial institutions with funding in foreign credit lines, and to the extent that the conditions set forth in sections 9.5.1., 9.5.2. and 9.5.3. of the regulation are met;

vi) it is a payment with pending customs registration for an operation for which the presentation of a declaration in the SIRA or SIMI is not a requirement for the registration of the customs entry of the goods, to the extent that such goods are included in the situations provided for in section 8 of Communication “A” 7622 and the conditions provided for in each case are met; or

(vii) It is a payment of goods under the Import Regime for Inputs Destined to Scientific and Technological Research of Law 25.613 that is made before the minimum access date required; to the extent that the customer has the certificate of the Registry of Scientific and Technological Organisms and Entities (ROECyT) issued by the Ministry of Science, Technology and Innovation of the Nation for those goods.

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

In addition to the above, on June 27, 2022 the Central Bank issued Communication “A” 7532, which, as amended by Communication “A” 7606 dated September 15, 2022, incorporated as an additional requirement for customer transactions covered by the Integrated Monitoring System for Foreign Payments of Services (“SIMPES”) or the entity’s own transactions for the concepts for which the declaration in said system is required for customers, that the entity may only provide access to the FX Market to the extent that any of the following conditions are met:

a) the entity has an affidavit from the client stating that the cumulative amount, including the payment intended to be made, of the payments made by the client through FX Market for the items of services covered by the SIMPES, in the current calendar year and in the group of entities, does not exceed the amount arising from considering the following: (i) the proportional part, accrued up to and including the current month, of the total amount of the payments made by the importer during the year 2021 for all the items covered. (in the event that such amount is less than U.S.$ 50,000, the latter amount or the annual limit, whichever is lower, shall be adopted) (ii) minus the amount outstanding to date for letters of credit or guaranteed bills of exchange issued in its name by local financial institutions for the importation of services.

b) the payment falls under the mechanisms provided for in points 3.18. and 3.19.

c) the payment corresponds to items “S08. Insurance premium” and ‘S09. Payment of claims”.

d) the payment is made 180 calendar days after the date of the effective provision of the service.

e) the client accesses simultaneously with the settlement of a new financial indebtedness abroad with an average life of not less than 180 days and at least 50% of the capital matures after the date of effective provision of the service plus a term of 90 days.

f) the customer accesses with funds originating from a financing of imports of services granted by a local financial institution from a commercial credit line from abroad with an average life of not less than 180 days and at least 50% of the capital of the financing has a maturity date after the date of effective provision of the service plus a term of 90 days.

Finally, it should be noted that section 3 of Communication A 7622 establishes that in those cases where access to the FX Market to make payments for services rendered by non-residents requires the presentation of a declaration made through SIMPES in “APPROVED” status, the entities may also accept the presentation of a declaration made in the System of Imports of the Argentine Republic and Payments of Services Abroad in the aforementioned status.

Access to the FX Market for the prepayment of debts for services requires prior authorization by the Central Bank of Argentina.

Foreign financial indebtedness

As abovementioned under “Specific Provisions for Inward Remittances – Foreign financial indebtedness” in order for resident debtors to have access to the FX Market to repay foreign financial indebtedness disbursed as of September 1, 2019, the loan proceeds must have been settled through the FX Market and the operation must have been declared under the Foreign Assets and Liabilities Reporting Regime.

Until June 30, 2023, prior Central Bank´s approval is required in order for local residents to access the FX Market to make principal payments under cross-border financial indebtedness with related parties (unless the loan proceeds were settled through the FX Market after October 1, 2020, and the loan has an average life of at least 2 years).

Section 3.17 of FX Regulations establishes that debtors with scheduled principal payments maturing between October 15,

2020 and June 30, 2023 relating to (i) foreign financial indebtedness of the non-financial private sector with a creditor who is not a counterparty related to the debtor; (ii) foreign financial indebtedness on account of transactions of the debtor and/or (iii) issuances of debt securities publicly registered in Argentina, denominated in foreign currency, of private sector customers or of the financial entities themselves, had to submit a refinancing plan to the Central Bank in line with the following criteria (the “Refinancing Plan”):

(a) debtors were given access to the FX Market on the original maturity dates to make payments of net principal amounts not exceeding forty percent (40%) of the principal amounts due; and

(b) the balance of the principal amount shall have to be refinanced, at least, by means of a new foreign indebtedness with an average life of two (2) years.

Further, in addition to the refinancing granted by the original creditor, proceeds from new foreign financial indebtedness with other creditors shall also be computed, provided that the proceeds obtained therefrom be transferred and settled through the FX Market. In the case of issuances of debt securities publicly registered in Argentina and denominated in foreign currency, new issuances shall also be computed provided that certain conditions are met

The abovementioned provisions shall not apply to: (i) indebtedness with international organizations or associated agencies thereof or secured by them; (ii) indebtedness granted to the debtor by official credit agencies or secured by them; and (iii) when the amount for which access to the FX Market is requested for repayment of principal under such indebtedness does not exceed the equivalent of U.S.$ 2,000,000 (two million U.S. dollars) per calendar month, and (iv) indebtedness originated as from 01.01.2020 and whose funds have been deposited and settled in the foreign exchange market; (v) indebtedness originated on or after 01.01.2020 and which constitute refinancing of principal maturities subsequent to that date, to the extent that the refinancing has made it possible to reach the parameters set forth in said point; and (vi) the remaining portion of maturities already refinanced to the extent that the refinancing has made it possible to reach the parameters set forth in said item.

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

(2) access to the FX Market prior to the maturity date for payment of interest on foreign financial debts or debt securities publicly registered in Argentina and denominated in foreign currency will be allowed if the prepayment is consummated as part of a process for the exchange of debt securities issued by the customer and all of the following conditions are met: (a) the amount paid before maturity corresponds to interest accrued as at the closing date of the exchange; (b) the average life of the new debt securities is longer than the remaining average life of the exchanged security; and (c) the accumulated amount of the principal maturities of the new securities does not exceed at any time the amount that the principal maturities of the exchanged securities would have accumulated; and

(3) concerning scheduled principal repayments maturing between October 15, 2020 and June 30, 2023: (a) the Central Bank will consider the Refinancing Plan established therein completed when the debtor accesses the FX Market to pay off capital in an amount exceeding 40% of the principal amount that was then due, to the extent that the debtor settles currency on the FX Market as from October 9, 2020, in an amount equal to or greater than the excess over such 40%, on account of (i) foreign financial indebtedness, (ii) issuance of debt securities publicly registered abroad, (iii) issuance of debt securities publicly registered in Argentina and denominated in foreign currency that meet the conditions set forth in section 3.6.1.3 of the FX Regulations, (b) in the case of debt securities publicly registered in Argentina or abroad, issued on or after October 9, 2020, with an average life of not less than two years, and the delivery of which to the creditors has allowed to reach the parameters provided in the proposed Refinancing Plan, the foreign currency settlement requirement was considered fulfilled for the purposes of being allowed access to the FX Market for the service of principal and interest thereon, and (c) the debtor has a certificate of increase of exports issued pursuant to section 3.18 of the FX Regulations.

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

Payments of principal under debts with related counterparties until December 31, 2023

The Argentine Central Bank’s prior approval is required to access the FX Market to make payments abroad of principal of financial debts when the creditor is a counterparty related to the debtor. This requirement is applicable until December 31, 2023, pursuant to Section 3.5.7 of the FX Regulations. Such requirement shall not apply to the local financial institutions’ own transactions.

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

In all cases, general requirements detailed under section “Specific Provisions Regarding Access to the FX Market—General Requirements” apply.

Purchases in Pesos made abroad with a debit card and amounts in foreign currency acquired by individuals in the FX Market as of September 1, 2020, for the payment of obligations between residents under section 3.6 of the FX Regulations, including payments for credit card purchases in foreign currency, will be deducted, as from the subsequent calendar month, from the U.S.$ 200 monthly quotas. If the amount of such purchases exceeds the quota available for the following month or such quota has been already absorbed by other purchases made since September 1, 2020, such deduction will be made from the quotas of the following months until completing the amount of those purchases.

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

On March 9, 2023 by means of Communication “A” 7719, the Central Bank repeals the suspension of the distribution of results of financial institutions (item 4. of Communication “A” 7659), and it provides that as from April 1, 2023 and until December 31, 2023, those financial institutions that have the authorization of the Central Bank may distribute profits in 6 equal, monthly and consecutive installments for up to 40% of the amount that would have corresponded.

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

(iii) transfers of foreign currency abroad made by individuals from their local accounts denominated in foreign currency to offshore collection accounts up to an amount equivalent to U.S.$ 500 in any calendar month, provided that the individual files an affidavit stating that the transfer is made to assist in the maintenance of Argentine residents who were forced to remain abroad in compliance with the measures adopted in response to the COVID-19 pandemic;

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

(vi) swap and arbitrage transactions by non-residents individual may be made without restrictions to the extent that the fonds be credited in a “Caja de ahorro para turistas” in accordance with the “Despositos de ahorrro, cuenta sueldo y especiales” regulations;

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

Argentine Central Bank’s Reporting Systems

Advance information on foreign exchange transactions

On December 28, 2017, the Central Bank replaced the reporting regimes set forth on Communications “A” 3602 and “A” 4237 with Communication “A” 6401 (and supplemental Communication “A” 6795), a unified regime applicable from December 31, 2017 (the “Foreign Assets and Liabilities Reporting Regime”). Under such regime, Argentine residents (both legal entities and individuals) having foreign debt (both financial and otherwise) that is outstanding or that has been cancelled within a given calendar quarter, are required to report to the Central Bank on a quarterly basis their foreign holdings of shares and other equity participations, non-negotiable and negotiable debt securities, financial derivatives, and real estate. If their balance of foreign assets and liabilities equals or exceeds U.S.$50 million at the end of the calendar year, they must also file an annual presentation. In all cases, such reports qualify as “sworn statements” for foreign exchange purposes.

Access to the FX Market for repayment of external financial indebtedness and other transactions are conditioned to the debtor’s compliance with the Foreign Assets and Liabilities Reporting Regime. Please see “Specific Provisions for inward remittances—Foreign financial indebtedness” above.

Moreover, the institutions authorized to deal in foreign exchange shall provide the Argentine Central Bank, at the end of each business day and two business days in advance, with information on outflows transactions through the FX Market in daily amounts equal to or in excess to the equivalent of U.S.$ 10,000 (ten thousand U.S. Dollars). Clients shall inform financial entities sufficiently in advance so that they can comply with the requirements under this reporting regime and, accordingly, to the extent any further requirements set forth in the exchange regulations are simultaneously satisfied, they may process the exchange transactions.

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

Additionally, on June 16, 2021 and on August 4, 2021, Laws No. 27,630 and 27,638 were published in the Official Gazette, respectively, which also introduce modifications to the Income Tax Law. General Resolution (AFIP) No. 5060 (published in the Official Gazette on August 30, 2021) regulated inter alia, the Income Tax withholding rates applicable to dividends and profits pursuant to the modifications introduced by Law No.27,630 to the Income Tax Law. In addition, Decree No. 621/2021 (published in the Official Gazette on September 23, 2021) regulates the modifications introduced by Law No. 27,638 to the Income Tax Law and Personal Assets Tax Law. General Resolution (CNV) No. 917 (published in the Official Gazette on January 3, 2021) regulates the application of Law No. 27,638 and Decree No. 621/2021, establishing, among other issues, a list of instruments issued in national currency that are within the scope of the tax exemptions foreseen in Law No. 27,638. In relation to the Personal Assets Tax Law No. 27,667 (published in the Official Gazette on December 31, 2021) introduces modifications to said law, which are regulated by Decree No. 912/2021 (published in the Official Gazette on December 31, 2021)

This summary includes the modifications under the mentioned regulations, nevertheless, please note it does not include all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules.

This summary does not purport to be a comprehensive description of all the Argentine tax considerations that may be relevant to a holder of such securities. No assurance can be given that the courts or tax authorities responsible for the administration of the laws and regulations described in this report will agree with this interpretation. In this regard, it is important to highlight that, notwithstanding the issuance of the above mentioned regulations, it is expected that more regulations and explanations would be issued shortly, since to date it is not possible to determine how the recent modifications incorporated to the Argentine tax regime will be applied and/or construed by the tax authorities of Argentina. Holders are encouraged to consult their tax advisors regarding the tax treatment of our ADSs or common shares as it relates to their particular situation.

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

Accumulated net taxable income		Shall pay ARS	Plus %	On the amount exceeding
More than ARS	To ARS
ARS 0	ARS 14,301,209. 21	ARS 0	25%	ARS 0
ARS 14,301,209. 21	ARS 143,012,092.08	ARS 3,575,302.30	30%	ARS 14,301,209. 21
ARS 143,012,092.08	Onwards	ARS 42,188,567.16	35%	ARS 143,012,092.08

The amounts stated in the chart above will be annually updated since January 1, 2022 based on an inflation index.

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

By means of Law 27.702 (B.O. 11/30/2022), those taxes whose validity expired on 12/31/2022 were extended until 12/31/2027: Income Tax, Personal assets tax and TDC

Whenever financial institutions governed by Law No. 21,526 make payments acting in their own name and behalf, the application of this tax is restricted to certain specific transactions. Such specific transactions include, among others, dividends or profits distributions.

Tax on minmum presumed income

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

Regarding the Fiscal Consensus, almost all the provinces in Argentina and the City of Buenos Aires have committed to establish for the stamp tax a maximum tax rate of 0.75% as from January 1, 2019, 0.5% as from January 1, 2020, 0.25% as from January 1,2021 and abrogate the stamp tax starting from January 1, 2022. However, such commitment was delayed by one calendar year pursuant Law No 27,469 “Fiscal Consensus 2018” (published in the Official Gazette on December 4, 2018). Fiscal Consensus 2018 shall be effective only in connection with the jurisdictions that have their legislative branches approve it and such effectiveness shall not commence if such approval has not been granted. However, later the Argentine Executive Branch, the representatives of the Provinces and the City of Buenos Aires signed Fiscal Consensus 2019 and 2020 to suspend the Fiscal Consensus 2017 and the Fiscal Consensus 2018. Recently, Fiscal Consensus 2021 was signed between Argentine Executive Branch and the representatives of the Provinces -except for the City of Buenos Aires- in which it was agreed to suspend all the commitments made the parties by means of the previous Fiscal Consensus 2017,2018, 2019 and 2020, maintaining only its enforcement those that have been complied with at the date of signing the Fiscal Consensus 2021. These agreements shall be effective only in connection with the jurisdictions that have their legislative branches approve them and such effectiveness shall not commence if such approval has not been granted.

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

J. Annual Report to Security Holder

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

For measuring options risk, entities that only buy options (and their value is less than 5% of the computable equity liability of the previous month) or whose positions are covered by positions purchased under the same conditions, may use the option so-called “Simplified method”. This requirement incorporates both the general market risk and the specific risk. In the remaining cases, entities must use the delta-plus method, which uses Greek letters (delta, gamma and vega) to determine the delta equivalent of each position

The chart below, shows the maximum, minimum, average and closing values for the years 2022 and 2021 of the market risk requirements of foreign currency status and status in securities charged to the Trading portfolio:

	2021	2022	Variation 2022
	(in million Pesos)
Minimum	1,432.0	3,845.2	2,413.2
Maximum	3,585.1	11,708.8	8,123.7
Average	1,990.2	6,628.9	4,638.7
December 31,	3,585.2	11,708.8	8,123.6

Market risk for foreign exchange position	2021	2022	Variation 2022
	(in million Pesos)
Minimum	970.3	2,948.0	1,977.7
Maximum	2,866.5	8,930.8	6,064.3
Average	1,477.7	4,977.9	3,500.2
December 31,	2,866.5	8,930.8	6,064.3

Market risk for securities position	2021	2022	Variation 2022
	(in million Pesos)
Minimum	347.6	729.8	382.2
Maximum	716.2	3,140.2	2,424.0
Average	511.5	1,633.2	1,121.7
December 31,	709.9	2,756.6	2,046.7

The increase in market risk year over year (Ps. 8,123.6 million or 227%) was mainly due to an increase in the market risk for foreign exchange position by Ps. 6,064.3 million or 212% and to an increase in the market risk for securities position by Ps. 2,046.7 million or 288%.

Regarding market risk for foreign exchange position, the main reason for the VaR increase was the increase in the forex exchange rate from Ps.102.75 in 2021 to Ps.177.12 in 2022, generating an increase in the VaR of Ps. 3,747.2 million. The growth in dollar position, with 82% increase year over year, resulted in an increase in VaR of Ps. 2,317.1 million.

Regarding market risk for securities position, the main reason for the VaR increase was the growth of government securities portfolio generating an increase in the Var of Ps. 2,062.9 million, basically due to the addition to the portfolio of VN 572.7 million of dual National Treasury bonds maturing in 2023 and 2024 whose VaR as of December 31, 2022 amounted to Ps. 1,514.8 million.

The average increase in market risk year over year (Ps. 4,638.7 million or 233%) was due to 237% increase in average of foreign exchange risk and 219% increase in average of market risk for securities.

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

The following table shows changes in economic value of equity (‘EVE) for last two years (in millions of Pesos):

	2021	2022
Minimum	3,708.6	3,125.0
Maximum	4,546.4	6,526.6
Average	4,065.2	4,937.9
December 31	4,178.6	6,526.6

For the year 2022, in average as well as in the maximum and closing values, the Delta EVE measure increased when compared to the previous year. This variation observed in 2022 is primarily justified by the increase in balances at nominal values, due to the impact of inflation and depreciation during the year.

Furthermore, changes in interest rate curves during 2022 caused an increase in the economic value of equity and consequently in the mentioned measure.

The Central Bank removed all rules and regulations regarding minimum capital requirements for interest rate risk. Notwithstanding this, financial entities must continue to calculate the interest rate risk and remain subject to the Superintendency’s supervision.

For additional information regarding market and interest rate risk management see note 52 “Capital Management, Corporate Governance Transparency and Risk Management” to our audited consolidated financial statements as of December 31, 2022 and 2021.

Item 12. Description of Securities Other Than Equity Securities

A. Debt Securities

Not applicable

B. Warrants and Rights

Not applicable

C. Other Securities

Not applicable

D. American Depositary Shares

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

4. Fees and Direct and Indirect Payments Made by the Depositary to us

Future Fees and Payments

The depositary has agreed to reimburse us for expenses incurred by us in connection with the administration and maintenance of the ADSs program, including, but not limited to, investor relation expenses, annual NYSE listing fees or other program related expenses. The depositary has also agreed to pay its standard out-of-pocket administrative, maintenance and shareholder services expenses for providing services to the registered American depositary receipts holders, which consist, without limitation, of expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. There are limits and conditions on the amount of expenses for which the depositary will reimburse us. In 2022, we have received the agreed reimbursement from the Depositary.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as of December 31, 2022. There are, as described below, inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

Our management assessed the effectiveness of the Bank’s internal control over financial reporting as of December 31, 2022. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013). Based on its assessment and those criteria, the Bank’s management concluded that, as of December 31, 2022 the Bank’s internal control over financial reporting was effective.

The effectiveness of the Bank’s internal control over financial reporting as of December 31, 2022, has been audited by Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global Limited), an independent registered public accounting firm, as stated in their report which appears herein.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global Limited), has issued an attestation report on the effectiveness of the Bank’s internal control over financial reporting as of December 31, 2022. The report follows below:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of BANCO MACRO S.A. and its subsidiaries

Opinion on Internal Control over Financial Reporting

We have audited BANCO MACRO S.A. and its subsidiaries’ internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, BANCO MACRO S.A. and its subsidiaries (the Bank) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of BANCO MACRO S.A. and its subsidiaries as of December 31, 2022 and 2021, the related consolidated statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated April 28, 2023 expressed an unqualified opinion thereon.

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

April 28, 2023

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Our Code of Ethics for our directors and senior management was published on our website at https://www.macro.com.ar/relaciones-inversores/en/corporate-governance/corporate-governance-policy.

Item 16C. Principal Accountant Fees and Services

Fees Paid to Our Principal Accountant

Since 2006 Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global Limited) has served as our principal external auditor. Fees payable to Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global Limited) in 2021 and 2022 are detailed below.

	2021 (not restated)	2022
	(in thousands of Pesos)
Audit Fees	154,160	284,103
Audit Related Fees	—	990
Tax Fees	110	2,002
All Other Fees	659	1,252
Total	154,929	288,347

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

Audit Committee’s Pre-approval Policies and Procedures

Our audit committee is responsible for, among other things, the oversight of our independent auditors. During the year, the audit committee reviews together with management and the independent auditor, the audit plan, audit related services and other non-audit services. The Audit Committee has approved policies and procedures for pre-approving all non-audit work that would be performed by the Bank’s external auditor. All of the services provided by Pistrelli, Henry Martin y Asociados S.R.L. were approved by the Audit Committee pursuant to these approval policies. None of the hours expended on the principal accountant’s engagement to audit our financial statements for 2022 were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees.

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

Pursuant to the CNV Rules, a director will be considered as “independent” if its main relation with the listed company is his / her position in the board of directors. He / she will be appointed taking into account his professional career, suitability, qualified knowledge, and criteria, economic and interest independence, considering also that he can perform his functions objectively and impartially.

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

Our Audit Committee is composed by three directors and the Committee’s presidency is in charge of an independent Director. All the members of the Audit Committee, according to its designation on April 25, 2023, satisfy the independence requirements of Rule 10A-3.

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

Not applicable

PART III

Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

See pages F-1 through F-128 of this annual report.

Item 19. Exhibits

EXHIBIT INDEX

Exhibit Number	Description

1.1	Restated Bylaws of the Bank, as amended and restated on April 30, 2019, incorporated by reference to the Form 6-K filed by the Bank on July 24, 2019 (File No. 199-70013).

2.1	Deposit Agreement among the registrant, The Bank of New York, as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts, incorporated by reference to the Registration Statement on Form F-1, as amended, filed by the Bank on March 20, 2006 (File No. 333-130901).

8.1*	List of subsidiaries of the Bank as of December 31, 2022.

12.1*	Certification by the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification by the Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification by the Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101. INS*	XBRL Instance Document.

101. SCH*	XBRL Taxonomy Extension Schema Document.

101. CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101. LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101. PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

101. DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

*	Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO MACRO S.A.

By:	/s/ Gustavo Alejandro Manriquez

Name:	Gustavo Alejandro Manriquez
Title:	Chief Executive Officer

Date: April 28 , 2023.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022 AND 2021, TOGETHER WITH THE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BANCO MACRO SA AND ITS SUBSIDIARIES
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022
CONTENT

BANCO MACRO SA AND ITS SUBSIDIARIES
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022
CONTENT (contd.)

Notes to the consolidated Financial Statements (contd.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of
BANCO MACRO S.A. and its subsidiaries
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of BANCO MACRO S.A. (a bank organized under Argentine legislation) and its subsidiaries (the Bank) as of December 31, 2022 and 2021, the related consolidated statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Bank at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the internal control over financial reporting of the Bank as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 28, 2023 expressed an unqualified opinion thereon.
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
Impairment of financial assets
Description of the matter
As more fully described in Note 3.2.4. to the consolidated financial statements, the Bank recognized an allowance for credit losses related to loans and investments in private and government debt securities not held at fair value through profit or loss, together with loan commitments and financial guarantee contracts, using an expected credit loss model (ECL). This allowance, that amounts to 12,229,565 thousand pesos as disclosed in note 52.1., represents a probability-weighted amount, which is determined by evaluating a range of possible outcomes and reasonable and supportable information about past events, current conditions and forecasts of economic conditions including the usage of an expert credit judgment (ECJ) overlay to reflect factors not captured in the results produced by the ECL model. The allowance is based on the portion of the lifetime ECL associated with the probability of default in the next twelve months unless there has been a significant increase in credit risk since origination or there is objective evidence of impairment. In those cases, the allowance is based on the change in the ECL over the life of the financial instrument.

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

/s/ Pistrelli, Henry Martin y Asociados S.R.L.

Member of Ernst & Young Global Limited

We have served as the Bank’s auditor since 2003

City of Buenos Aires, Argentina April 28, 2023

BANCO MACRO SA AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2022 AND 2021
(Figures stated in thousands of pesos in constant currency)

Items	Notes	12/31/2022	12/31/2021
ASSETS
Cash and Deposits in Banks	13	250,089,093	335,692,114
Cash		27,612,616	51,862,712
Central Bank of Argentina		143,526,540	207,729,609
Other Local and Foreign Entities		78,937,819	76,087,274
Other		12,118	12,519
Debt Securities at fair value through profit or loss	5 and 13	211,054,112	63,125,824
Derivative Financial Instruments	6 and 13	42,899	2,524
Repo transactions	7 and 13	61,929,317	61,176,357
Other Financial Assets	8, 9, 13 and 52.1	57,944,523	68,497,221
Loans and other financing	9, 13, 52.1 and 52.2	598,600,865	686,328,209
Non-financial Public Sector		2,206,770	4,628,089
Other Financial Entities		927,272	2,941,876
Non-financial Private Sector and Foreign Residents		595,466,823	678,758,244
Other Debt Securities	9, 10, 13 and 52.1	737,171,831	557,062,936
Financial Assets delivered as guarantee	11, 13 and 44	30,620,278	34,993,147
Current Income Tax Assets	29.c)		1,058,582
Equity Instruments at fair value through profit or loss	12 and 13	839,458	7,365,144
Investment in associates and joint arrangements	15	1,141,599	953,520
Property, plant and equipment	16	101,863,737	102,991,484
Intangible Assets	18	17,439,760	16,370,965
Deferred Income Tax Assets	29.c)	73,569	93,092
Other Non-financial Assets	17 and 19	12,452,870	4,541,843
Non-current Assets held for sale		8,856,247	6,314,263

TOTAL ASSETS		2,090,120,158	1,946,567,225

BANCO MACRO SA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2022 AND
2021
(Figures stated in thousands of pesos in constant currency)

Items	Notes	12/31/2022	12/31/2021
LIABILITIES
Deposits	13 and 52.2	1,295,395,069	1,147,041,028
Non-financial Public Sector		109,952,253	109,868,280
Financial Sector		1,653,447	1,872,336
Non-financial Private Sector and Foreign Residents		1,183,789,369	1,035,300,412
Liabilities at fair value through profit or loss	13 and 52.2	526,027	3,170,711
Derivative Financial Instruments	6, 13 and 52.2	2,371	4,933
Other Financial Liabilities	13, 21 and 52.2	135,091,316	131,278,389
Financing received from the Central Bank of Argentina and other financial institutions	13 and 52.2	2,449,342	852,660
Issued Corporate Bonds	13, 48 and 52.2	2,715,556	5,825,893
Current Income Tax Liabilities	29.c)	10,849,439	684,304
Subordinated Corporate Bonds	13, 48 and 52.2	72,129,837	81,762,819
Provisions	23	2,788,132	3,221,012
Deferred Income Tax Liabilities	29.c)	13,134,903	12,169,160
Other Non-financial Liabilities	24	42,809,291	93,758,925

TOTAL LIABILITIES		1,577,891,283	1,479,769,834

SHAREHOLDERS’ EQUITY
Capital Stock	41	639,413	639,413
Non-capital contributions		12,429,781	12,429,781
Adjustments to Shareholders’ Equity		173,290,106	173,290,106
Earnings Reserved		406,008,913	360,473,453
Unappropriated Retained Earnings		(121,041,077)	(130,275,240)
Accumulated Other Comprehensive Income		50,462	5,611,954
Net Income for the fiscal year		40,766,589	44,554,136

Net Shareholders’ Equity attributable to controlling interest		512,144,187	466,723,603
Net Shareholders’ Equity attributable to non-controlling interests		84,688	73,788

TOTAL SHAREHOLDERS’ EQUITY		512,228,875	466,797,391

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		2,090,120,158	1,946,567,225

The accompanying Notes 1 to 54 to the consolidated Financial Statements are integral part of these consolidated Financial Statements.

BANCO MACRO SA AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(Figures stated in thousands of pesos in constant currency)

Items	Notes	12/31/2022	12/31/2021	12/31/2020
Interest income	30	612,465,374	439,126,515	461,853,526
Interest expense	31	(307,140,282)	(183,872,424)	(178,866,319)
Net Interest Income		305,325,092	255,254,091	282,987,207
Commissions income	32	75,402,581	72,042,451	72,749,668
Commissions expense	33	(7,413,595)	(6,878,052)	(6,019,529)
Net Commissions Income		67,988,986	65,164,399	66,730,139
Subtotal (Net Interest income plus Net Commissions income)		373,314,078	320,418,490	349,717,346
Net gain from measurement of financial instruments at fair value through profit or loss	34	45,158,876	32,491,457	41,100,715
Profit from sold or derecognized assets at amortized cost		169,626	475,397	3,801,250
Difference in quoted prices of gold and foreign currency	35	62,273,582	9,053,376	12,436,304
Other operating income	36	21,177,436	15,259,712	15,788,439
Credit loss expense on financial assets		(6,897,807)	(5,056,287)	(23,114,986)
Net Operating Income before expenses, depreciation and amortization		495,195,791	372,642,145	399,729,068
Employee benefits	37	(77,638,291)	(76,906,728)	(78,206,282)
Administrative expenses	38	(39,155,671)	(39,137,679)	(42,750,706)
Depreciation and amortization of fixed assets	16, 17 and 18	(15,248,627)	(13,880,389)	(12,944,070)
Other operating expenses	39	(75,059,038)	(66,705,286)	(60,207,150)
Net Operating Income after expenses, depreciation and amortization		288,094,164	176,012,063	205,620,860
(Loss) / Income from associates and joint arrangements	15	(113,516)	170,439	(20,155)
Loss on net monetary position		(228,837,116)	(129,316,600)	(90,338,449)
Income before tax on continuing operations		59,143,532	46,865,902	115,262,256
Income tax on continuing operations	29.c)	(18,369,866)	(2,310,310)	(38,361,162)
Net Income from continuing operations		40,773,666	44,555,592	76,901,094

Net Income for the fiscal year		40,773,666	44,555,592	76,901,094

Net Income for the fiscal year attributable to controlling interest		40,766,589	44,554,136	76,900,028

Net Income for the fiscal year attributable to non-controlling interest		7,077	1,456	1,066

Basic earnings per share	42	63.7563	69.6797	120.2666

BANCO MACRO SA AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(Figures stated in thousands of pesos in constant currency)

Items	Notes		12/31/2022	12/31/2021	12/31/2020
Net Income for the fiscal year			40,773,666	44,555,592	76,901,094
Items of Other Comprehensive Income that will be reclassified to profit or loss
Foreign currency translation differences in Financial Statements conversion			(718,989)	(1,492,767)	352,427
Foreign currency translation differences for the fiscal year			(718,989)	(1,492,767)	352,427
Profit or loss from financial instruments measured at fair value through other comprehensive income (FVOCI) (IFRS 9 (4.1.2) (a))			(4,842,503)	3,878,073	2,526,450
Profit or loss for the fiscal year from financial instruments at fair value through other comprehensive income (FVOCI)			(3,081,609)	1,069,361	(4,076,880)
Reclassification to profit or loss			(4,208,221)	5,164,359	6,979,702
Income tax	29.c	)	2,447,327	(2,355,647)	(376,372)
Total Other Comprehensive (Loss) / Income that will be reclassified to profit or loss			(5,561,492)	2,385,306	2,878,877

Total Other Comprehensive (Loss) / Income			(5,561,492)	2,385,306	2,878,877

Total Comprehensive Income for the fiscal year			35,212,174	46,940,898	79,779,971

Total Comprehensive Income attributable to controlling interest			35,205,097	46,939,442	79,778,905

Total Comprehensive Income attributable to non-controlling interest			7,077	1,456	1,066

The accompanying Notes 1 to 54 to the consolidated Financial Statements are an integral part of these consolidated Financial Statements.

BANCO MACRO SA AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022
(Figures stated in thousands of pesos in constant currency)

Changes	Notes	Capital stock	Non-capital Contributions		Other Comprehensive Income		Earnings Reserved		Unappropriated Retained Earnings	Total Controlling interests	Total Non- controlling interests	Total Equity
		Outstanding shares	Additional paid-in capital	Adjustments to Shareholders’ Equity (1)	Accumulated foreign currency translation difference in Financial Statements conversion	Other	Legal	Other
Restated amount at the beginning of the fiscal year		639,413	12,429,781	173,290,106	1,169,053	4,442,901	125,776,490	234,696,963	(85,721,104)	466,723,603	73,788	466,797,391
Total comprehensive income for the fiscal year
- Net income for the fiscal year									40,766,589	40,766,589	7,077	40,773,666
- Other comprehensive loss for the fiscal year					(718,989)	(4,842,503)				(5,561,492)		(5,561,492)
Distribution of unappropriated retained earnings as approved by Shareholders’ Meeting held on April 29, 2022:	42 and 51
- Legal reserve							7,091,317		(7,091,317)
- Reserve for dividends pending authorization from the BCRA								38,444,143	(27,637,010)	10,807,133		10,807,133
- Personal property tax on business corporation								0	(591,646)	(591,646)		(591,646)
Other changes											3,823	3,823

Amount at the end of the fiscal year		639,413	12,429,781	173,290,106	450,064	(399,602)	132,867,807	273,141,106	(80,274,488)	512,144,187	84,688	512,228,875

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021
(Figures stated in thousands of pesos in constant currency)

Changes	Notes	Capital stock	Non-capital Contributions	Adjustments to Shareholders’ Equity (1)	Other Comprehensive Income		Earnings Reserved		Unappropriated Retained Earnings	Total Controlling interests	Total Non- controlling interests	Total Equity
		Outstanding shares	Additional paid-in capital		Accumulated foreign currency translation difference in Financial Statements conversion	Other	Legal	Other
Restated amount at the beginning of the fiscal year		639,413	12,429,781	173,290,106	2,661,820	564,828	125,776,490	320,274,800	(190,061,647)	445,575,591	5,493	445,581,084
Total comprehensive income for the fiscal year
- Net income for the fiscal year									44,554,136	44,554,136	1,456	44,555,592
- Other comprehensive income for the fiscal year					(1,492,767)	3,878,073				2,385,306		2,385,306
Distribution of unappropriated retained earnings as approved by Shareholders’ Meeting held on April 30, 2021:
- Cash dividends								(25,011,252)		(25,011,252)		(25,011,252)
- Absorption of accumulated losses
Facultative reserve								(1,300)	1,300
Facultative reserve for future distribution of earnings	42							(59,785,107)	59,785,107
Personal property tax on business corporation								(780,178)		(780,178)		(780,178)
Other changes											66,839	66,839

Amount at the end of the fiscal year		639,413	12,429,781	173,290,106	1,169,053	4,442,901	125,776,490	234,696,963	(85,721,104)	466,723,603	73,788	466,797,391

BANCO MACRO SA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020
(Figures stated in thousands of pesos in constant currency)

Changes	Notes	Capital stock	Non-capital Contributions		Other Comprehensive Income		Earnings Reserved		Unappropriated Retained Earnings	Total Controlling interests	Total Non- controlling interests	Total Equity
		Outstanding shares	Additional paid-in capital	Adjustments to Shareholders’ Equity (1)	Accumulated foreign currency translation difference in Financial Statements conversion	Other	Legal	Other
Restated amount at the beginning of the fiscal year		639,413	12,429,781	173,290,106	2,309,393	(1,961,622)	93,113,325	249,912,397	(105,188,812)	424,543,981	5,608	424,549,589
Total comprehensive income for the fiscal year
- Net income for the fiscal year									76,900,028	76,900,028	1,066	76,901,094
- Other comprehensive income for the fiscal year					352,427	2,526,450				2,878,877		2,878,877
Distribution of unappropriated retained earnings as approved by Shareholders’ Meeting held on April 30, 2020:
- Legal reserve							32,663,165		(32,663,165)
- Facultative reserve								129,109,698	(129,109,698)
- Cash dividends (2)								(58,747,295)		(58,747,295)		(58,747,295)
Other changes											(1,181)	(1,181)

Amount at the end of the fiscal year		639,413	12,429,781	173,290,106	2,661,820	564,828	125,776,490	320,274,800	(190,061,647)	445,575,591	5,493	445,581,084

(1)	Inflation adjustment of capital stock and additional paid-in capital.
(2)	Includes a supplementary cash dividend approved by the Shareholders’ Meeting dated on October 21, 2020. See also notes 42 and 51.
The accompanying Notes 1 to 54 to the consolidated Financial Statements are an integral part of these consolidated Financial Statements.

BANCO MACRO SA AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(Figures stated in thousands of pesos in constant currency)

Items	Notes	12/31/2022	12/31/2021	12/31/2020
Cash flows from operating activities
Income for the fiscal year before income tax		59,143,532	46,865,902	115,262,256
Adjustment for the total monetary effect for the fiscal year		228,837,116	129,316,600	90,338,449
Adjustments to obtain cash flows from operating activities:
Depreciation and amortization of fixed assets		15,248,627	13,880,389	12,944,070
Credit loss expense on financial assets		6,897,807	5,056,287	23,114,986
Difference in quoted prices of foreign currency		(84,617,122)	(33,568,600)	(50,394,310)
Other adjustments		146,021,114	93,752,895	86,616,719
Net (decrease) / increase from operating assets:
Debt Securities at fair value through profit or loss		(147,937,755)	98,545,297	(208,665,677)
Derivative Financial Instruments		(40,375)	2,906,777	(443,930)
Repo transactions		(752,960)	54,732,918	(111,554,496)
Loans and other financing
Non-Financial Public Sector		2,421,319	5,999,748	15,193,192
Other Financial Entities		2,014,604	2,422,881	10,455,367
Non-Financial Private Sector and Foreign Residents		76,198,446	55,282,722	78,476,350
Other Debt Securities		45,421,308	(66,867,779)	(80,990,311)
Financial Assets delivered as guarantee		4,372,869	7,029,825	700,892
Equity Instruments at fair value through profit or loss		6,525,686	7,977,911	(4,868,663)
Other Assets		9,927,205	(14,255,818)	(33,107,600)
Net increase / (decrease) from operating liabilities:
Deposits
Non-Financial Public Sector		83,973	(106,431,724)	146,008,643
Financial sector		(218,889)	(175,291)	790,083
Non-Financial Private Sector and Foreign Residents		148,488,957	(183,368,916)	238,004,968
Liabilities at fair value through profit or loss		(2,644,684)	3,170,711
Derivative Financial Instruments		(2,562)	4,256	(3,076,449)
Repo Transactions			(1,818,749)	(2,194,164)
Other Liabilities		5,031,554	(11,633,468)	53,831,027
Income tax payments		(2,690,271)	(21,553,893)	(24,545,800)

Total cash from operating activities (A)		517,729,499	87,270,881	351,895,602

BANCO MACRO SA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(Figures stated in thousands of pesos in constant currency)

Items	Notes	12/31/2022	12/31/2021	12/31/2020
Cash flows from investing activities Payments:
Net payments of acquisition of PPE, intangible and other assets		(24,326,413)	(13,426,063)	(10,808,646)
Control obtained in subsidiaries and other businesses			(69,450)
Other payments related to investing activities		(3,823)

Total cash used in investing activities (B)		(24,330,236)	(13,495,513)	(10,808,646)

Cash flows financing activities
Payments:
Dividends		(19,094,765)		(1,182)
Non-subordinated corporate bonds	40	(5,096,519)	(7,966,533)	(5,804,103)
Financing from local financial entities	40		(1,546,812)	(5,993,832)
Subordinated corporate bonds	40	(4,654,071)	(5,870,991)	(6,604,039)
Other payments related to financing activities		(1,037,329)	(1,520,684)	(1,668,406)
Collections/Incomes:
Non-subordinated corporate bonds		2,949,563
Central Bank of Argentina				20,546
Financing from local financial entities		1,954,296

Total cash used in financing activities (C)		(24,978,825)	(16,905,020)	(20,051,016)

Effect of exchange rate fluctuations (D)		126,319,062	52,772,391	85,783,866

Monetary effect on cash and cash equivalents (E)		(448,538,096)	(280,977,767)	(221,743,037)

Net increase / (decrease) in cash and cash equivalents (A+B+C+D+E)		146,201,404	(171,335,028)	185,076,769

Cash and cash equivalents at the beginning of the fiscal year	40	603,726,214	775,061,242	589,984,473

Cash and cash equivalents at the end of the fiscal year	40	749,927,618	603,726,214	775,061,242

The accompanying Notes 1 to 54 to the consolidated Financial Statements are an integral part of these consolidated Financial Statements.

BANCO MACRO SA AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
(Figures stated in thousands of pesos in constant currency)

1	CORPORATE INFORMATION
Banco Macro SA (hereinafter, the Bank) is a stock corporation (
sociedad anónima
), organized in the Argentine Republic, with headquarters at Avenida Madero 1182, Autonomous City of Buenos Aires (CABA, for its acronym in Spanish). Its by-law expiry date is on March 8, 2066.
The Bank offers traditional banking products and services to companies, including those companies operating in regional economies as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, through its subsidiaries, the Bank performs transactions as a trustee agent, manager and administrator of mutual funds, renders stock exchange services, electronic payments services and granting of guarantees.
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
Since 1994, Banco Macro SA’s market strategy has mainly focused on the regional areas outside the CABA. Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.
During 2020 and 2021, the Bank made contributions in the company Play Digital SA for a total amount of 253,557 (not restated). On July 21 and January 17, 2022, the Bank made irrevocable capital contributions for an amount of 245,539 and 130,758 (not restated), respectively. On October 4, 2022, the Bank sold 22,112,340 shares for an amount of 61,889. As a consequence, the Bank’s new interest in this company is 8.9927% (see also note 15). Additionally, on October 27, 2022, the Bank subscribed 104,879,045 and 74,032,267 common, registered shares, with a face value of Ps. 1, of the irrevocable capital contribution abovementioned. Consequently, the Bank’s new interest in this company is 9.6984%. In addition, on February 23, 2023, the Bank made an irrevocable capital contribution for an amount of 347,371. The company’s purpose is to develop and market a payment solution linked to bank accounts held by financial system users in order to bring significant improvement to their payment experience.
Additionally, on October 1, 2021, Banco Macro SA decided to exercise a call option to reach 24.99% of the equity interest in Fintech SGR. The amount paid on October 15, 2021 was 33,488
 (not restated). As it is explained in note 3 section “Basis for consolidation”, Fintech SGR is a structured entity in which the Bank has control. The purpose of this company is to enable small and medium-sized companies (PyMES, for its acronym in Spanish), to have access to credit by granting guarantees.
In addition, on October 1, 2021 Banco Macro SA paid 50,850 (not restated) in order to purchase shares representing 50
% of the capital stock and votes of Finova SA. The main purpose of this company is to develop and market the website www.facturbo.com.ar, a digital solution that allows customers to negotiate credit instruments issued and accepted by large companies in favor of small and medium-sized companies (MIPYMES, for its acronym in Spanish). See also note 15.
These consolidated Financial Statements for the year ended December 31, 2022, were authorized for issue by the Management on April 28, 2023. Even when the Shareholders’ Meeting has the power to amend these consolidated Financial Statements after issuance, in Management’s opinion it will not happen.

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
As of December 31, 2022 and 2021, the deposits held by the Misiones Provincial Government with the Bank amounted to 21,301,169 and 17,672,411 (including 1,615,790 and 2,017,923, related to court deposits), respectively.

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
As of December 31, 2022 and 2021, the deposits held by the Salta Provincial Government with the Bank amounted to 34,510,592 and 12,575,320 (including 3,456,827 and 4,287,043, related to court deposits), respectively.

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
As of December 31, 2022 and 2021, the deposits held by the Jujuy Provincial Government with the Bank amounted to 7,776,867 and 16,415,761 (including 2,224,501 and 3,718,351, related to court deposits), respectively.

2.4.	Agreement with the Tucumán Provincial Government
The Bank acts as an exclusive financial agent and as revenue collection and obligation payment agent of the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena. The services agreements with the Provincial and Municipal Governments are effective through years 2031, 2028 and 2025, respectively. As established in the original agreement, the service agreement with the Municipality of San Miguel de Tucumán was extended until 2028.
As of December 31, 2022 and 2021, the deposits held by the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena with the Bank amounted to 34,684,101 and 34,098,539 (including 9,263,053 and 9,992,623, related to court deposits), respectively.
Additionally, the Bank granted loans to the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena as of December 31, 2022 for an amount of 524,301
, as well as

to the Tucumán Provincial Government and the Municipality of Yerba Buena as of December 31, 2021 for an amount of
3,580,730.

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
Figures expressed in thousands of pesos
These consolidated Financial Statements are presented in thousands of Argentine pesos in terms of purchasing power as of December 31, 2022, unless otherwise expressly stated, and are rounded up to the nearest amount in thousands of pesos, except as otherwise indicated (see “Measuring unit” section of this note).
Statement of financial position—Disclosure
The Bank presents its consolidated statements of financial position in order of liquidity based on the Bank’s intention and perceived ability to recover/settle the majority of assets/liabilities of the corresponding consolidated financial statement line item. An analysis regarding recovery or settlement within 12 months after the reporting date and more than 12 months after the reporting date is disclosed in note 26.
Financial assets and financial liabilities are generally reported in gross figures in the consolidated statement of financial position. They are only offset and reported in net figures when there is a legal and enforceable right to offset such financial assets and liabilities and the Management also intends to settle them on a net basis or to realize assets and settle liabilities simultaneously.
These consolidated Financial Statements were prepared on a historical cost basis, except for certain financial instruments, which were valued at fair value through Other Comprehensive Income (OCI) or at Fair Value Through Profit or Loss. For further information see note 13. In addition, in the case of derivative instruments (Futures and Forwards) both assets and liabilities were valued at Fair Value through Profit or Loss.
Comparative information
The statement of financial position as of December 31, 2022 is presented comparatively with the immediately preceding fiscal year and the statements of income and other comprehensive income, the statement of changes in shareholders’ equity and the statement of cash flows for the fiscal year ended December 31, 2022, are presented comparatively with those as of December 31, 2021 and 2020.
The figures related to comparative information have been restated to consider the changes in the general purchasing power of the functional currency and, as a result, are stated in terms of the current measuring unit at the end of the reporting period (see the section “Measuring unit”).
Measuring unit
These consolidated Financial Statements as of December 31, 2022 have been restated for the changes in the general purchasing power of the functional currency (Argentine pesos) of the Bank, as of that date, as established by IAS 29 “Financial Reporting in Hyperinflationary Economies”.
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
Considering the abovementioned indexes, the inflation rate was 94.79% and 50.94% for the fiscal years ended on December 31, 2022 and 2021, respectively.
Below is a description of the restatement mechanism provided by IAS 29 “Financial Reporting in Hyperinflationary Economies”:
Description of the main aspects of the restatement process for statements of financial position:

(i)
Monetary items (the ones that are already stated in terms of the current measuring unit) are not restated because they are already expressed in terms of the monetary unit current at the end of the reporting period. In an inflationary period, an entity holding monetary assets generates purchasing power loss and holding monetary liabilities generates purchasing power gain, provided that the assets and liabilities are not linked to an adjustment mechanism that offsets, to some extent such effects. The net gain or loss on a monetary basis is included in profit or loss for the fiscal year.

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

(iv)
Non-monetary items carried at historical cost or at current cost at some earlier date before the reporting date, are restated by an index that reflects the general level of price variation from the acquisition or revaluation date to the closing date, proceeding then to compare the restated amounts of those assets with their recoverable amounts. Income or loss for the period related to depreciation of property, plant and equipment and amortization of Intangible Assets and other non-monetary assets cost are determined over the new restated amounts.

(v)	When an entity capitalizes borrowing cost in the non-monetary assets, the part of the borrowing cost that compensates for the inflation during the same fiscal year is not capitalized.

(vi)
The restatement of non-monetary assets in terms of a current measurement unit at the end of the reporting period, without an equivalent adjustment for tax purposes generates a taxable temporary difference and a deferred income tax liability is recognized and the contra account is recognized as profit or loss for the fiscal year. When, beyond the restatement, there is a revaluation of non-monetary assets, the deferred tax related to the restatement is recognized in profit or loss for the period and deferred tax related to the revaluation is recognized in other comprehensive income for the fiscal year.

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
Basis for consolidation
These consolidated Financial Statements include the Financial Statements of the Bank and its subsidiaries as of December 31, 2022.
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
As explained in note 1, on October 1, 2021, the Bank acquired an investment in Fintech SGR. Even though the Bank holds 49.9939% of Class B shares held by the protector partners, and the 24.99% in the total capital stock of this company, the Bank has the power to direct Fintech’s relevant activities. Therefore, the Bank controls this structured entity and consolidates its Financial Statements together with the risk funds (“Fondo de Riesgo”).

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

a)
Assets and liabilities were converted at the reference exchange rate of the BCRA, in force for US dollars at the closing of business on the last business day of the fiscal years ended December 31, 2022 and 2021.

b)
Figures related to the owners’ contributions (capital stock, non-capital Contributions and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

c)	Income for the fiscal years ended December 31, 2022, 2021 and 2020, were translated into pesos on a monthly basis, using the monthly average of the reference exchange rate of the BCRA.

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
The Bank has consolidated into its Financial Statements the Financial Statements of the following companies:

Subsidiaries	Principal Place of Business	Country	Main Activity
Macro Securities SAU (1)	Ave. Eduardo Madero 1182 – CABA	Argentina	Stock exchange services

Macro Fiducia SAU	Ave. Eduardo Madero 1182 – 2nd floor. CABA	Argentina	Services

Macro Fondos SGFCISA	Ave. Eduardo Madero 1182 – 24th floor, Office B–. CABA	Argentina	Management and administration of mutual funds

Macro Bank Limited (2)	Caves Village, Building 8 Office 1 – West Bay St., Nassau	Bahamas	Banking entity

Argenpay SAU	Ave. Eduardo Madero 1182 – CABA	Argentina	Electronic payments services

Fintech SGR (Structured entity)	San Martín 140 – 2 th floor – Office A – CABA	Argentina	Granting of guarantees

(1)	Consolidated with Macro Fondos SGFCISA (80.90% equity interest and voting rights).
(2)	Consolidated with Sud Asesores (ROU) SA (100% voting rights – Equity interest: 34,063).

BANCO MACRO SA AND ITS SUBSIDIARIES

As of December 31, 2022 and 2021, the Bank’s equity interest and voting rights in the companies it consolidates, is as follows:

•	As of December 31, 2022:

Subsidiaries	Shares		Bank’s interest		Non-controlling interest
	Type	Number	Total capital stock	Voting rights	Total capital stock	Voting rights
Macro Securities SAU	Common	12,885,683	100.00%	100.00%
Macro Fiducia SAU	Common	47,387,236	100.00%	100.00%
Macro Fondos SGFCISA	Common	327,183	100.00%	100.00%
Macro Bank Limited	Common	39,816,899	100.00%	100.00%
Argenpay SAU (1)	Common	341,200,000	100.00%	100.00%
Fintech SGR (Structured entity)	Common	119,993	24.999%	24.999%	75.001%	75.001%

(1)	On January 30 and on March 15, 2023, the Bank made irrevocable capital contributions in this company for an amount of 330,000 and 330,000, respectively.

•	As of December 31, 2021:

Subsidiaries	Shares		Bank’s interest		Non-controlling interest
	Type	Number	Total capital stock	Voting rights	Total capital stock	Voting rights
Macro Securities SAU	Common	12,776,680	99.925%	99.932%	0.075%	0.068%
Macro Fiducia SAU	Common	46,935,318	99.046%	99.046%	0.954%	0.954%
Macro Fondos SGFCISA	Common	327,183	99.939%	100.00%	0.061%
Macro Bank Limited	Common	39,816,899	99.999%	100.00%	0.001%
Argenpay SAU	Common	341,200,000	100.00%	100.00%
Fintech SGR (Structured entity)	Common	119,993	24.999%	24.999%	75.001%	75.001%
Total assets, liabilities and Shareholders’ equity of the Bank and its subsidiaries as of December 31, 2022 and 2021 are as follows:

Balances as of 12/31/2022	Banco Macro SA	Macro Bank Limited	Macro Securities SAU	Macro Fiducia SAU	Argenpay SAU	Fintech SGR	Eliminations	Consolidated
Assets	2,057,551,576	16,056,324	33,920,825	197,691	2,534,924	5,311,270	(25,452,452)	2,090,120,158
Liabilities	1,545,407,389	11,096,822	23,422,991	4,926	1,598,066	5,198,348	(8,837,259)	1,577,891,283
Equity attributable to the owners of the Bank	512,144,187	4,959,502	9,991,335	192,765	936,858	112,922	(16,193,382)	512,144,187
Equity attributable to non-controlling interests			506,499				(421,811)	84,688

BANCO MACRO SA AND ITS SUBSIDIARIES

Balances as of 12/31/2021	Banco Macro SA	Macro Bank Limited	Macro Securities SAU	Macro Fiducia SAU	Argenpay SAU	Fintech SGR	Eliminations	Consolidated
Assets	1,916,488,700	17,819,385	29,383,987	238,359	2,307,368	2,717,603	(22,388,177)	1,946,567,225
Liabilities	1,449,765,097	12,034,621	22,812,220	5,591	1,353,194	2,627,811	(8,828,700)	1,479,769,834
Equity attributable to the owners of the Bank	466,723,603	5,784,764	6,236,163	232,768	954,174	89,792	(13,297,661)	466,723,603
Equity attributable to non-controlling interests			335,604				(261,816)	73,788
The Bank’s Management considers there are no other companies or structured entities to be included in the consolidated Financial Statements as of December 31, 2022.
Summary of significant accounting policies
Below there is a description of the principal valuation and disclosure criteria used for the preparation of these consolidated Financial Statements as December 31, 2022:

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
At initial recognition, the financial assets and liabilities were recognized at fair value. Those financial assets and liabilities not recognized at fair value through profit or loss, were recognized at fair value adjusted for transaction costs directly attributable to the acquisition or issue of the financial asset or liability.
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

BANCO MACRO SA AND ITS SUBSIDIARIES

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
Test of solely payments of principal and interest (the SPPI test)
As part of the classification process, the Bank assessed the contractual terms of its financial assets in order to determine if such financial instruments give rise to cash flows on specific dates, which are solely payments of principal and interest on the principal amount outstanding.
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

BANCO MACRO SA AND ITS SUBSIDIARIES

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
Financial assets and liabilities at fair value through profit or loss are recognized at fair value in the consolidated statement of financial position. Changes in fair value are recognized under the item “Net gain from measurement of financial instruments at fair value through profit or loss” in the consolidated statement of income, as well as interest income or expenses and dividends pursuant to the contractual terms and conditions, or when the right to receive payment of the dividend is established.
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
Debt instruments at fair value through other comprehensive income are recognized in the consolidated statement of financial position at fair value. Profit and loss derived from changes in fair value are recognized in the consolidated statement of other comprehensive income as “Profit or loss from financial instruments measured at fair value through other comprehensive income”. Interest income (calculated by the “effective interest method”, which is explained in the following section), profit and loss from translation differences and impairment are recognized in the consolidated statement of income in the same manner as for financial assets measured at amortized cost and are disclosed as “Interest income”, “Differences in quoted prices of gold and foreign currency” and “Credit loss expense on financial assets”, respectively.
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

BANCO MACRO SA AND ITS SUBSIDIARIES

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
The loss allowance for ECL is based on credit losses expected to arise during the life of a financial asset (lifetime ECL), unless there was no significant increase in credit risk since initial recognition, in which case the loss allowance is based on 12-month ECL. The Bank’s policies to determine whether credit risk increased significantly are included in note 52.1.1 “Assessment of credit risk impairment” section “Definitions of significant increase in risk (SICR), impairment and default”.
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

BANCO MACRO SA AND ITS SUBSIDIARIES

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

The Bank reduces the carrying amount of the financial instruments which amount owed it does not expect to recover in part or in full. This is considered a derecognition of the financial instrument.

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

For overdrafts, which include both a loan and an unused loan commitment, ECL are calculated and disclosed with the loan. For loan commitments (including credit cards) and financial guarantee contracts, ECL are recognized in “Provisions”.

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

•
Loan commitments and credit cards: Upon estimating the lifetime ECL for loan commitments, the ECL are the present value of the difference between the cash flows owed to the bank and the expected cash flows if the loan is withdrawn during the 12 months or expected lifetime. The cash flows are discounted at the original effective interest rate of each transaction.

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
Financial instruments are settled in part or in full after the first month in which the Bank has no reasonable expectations of recovering the financial instrument or part of the instrument. Should the amount to be settled be higher than the loss allowance for accumulated losses, the difference is considered an addition to the loss allowance that is then applied against the gross carrying amount. Any subsequent recovery is disclosed in the consolidated statement of income for the year of recovery in “Other operating income - Other”.

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
To mitigate the risks of its financial instruments, the Bank seeks to use, when possible, collaterals. Collateral comes in various forms, such as cash, securities, letters of credit, real estate, receivables, other non-financial assets and credit enhancements, such as netting arrangements. Collateral, except for attached assets, is not recorded in the Bank’s statement of financial position. However, the fair value of collateral affects the calculation of ECL in certain products and customers assessed on an individual basis. The assessment is usually made at least at the beginning date and it is reassessed on a regular basis.
Whenever possible, the Bank uses active market data to assess the financial instruments maintained as collateral. Other financial instruments that do not have readily determinable market values are valued using internal methods. Non-financial collateral, such as real estate, is valued based on data provided by third parties, such as mortgage brokers.

3.2.5	Collateral repossessed
The Bank’s policy is to determine whether an attached asset can be best used internally or should be sold. Assets determined to be useful internally are transferred to their relevant asset category at the lower of their attached value or the carrying value of the original secured asset.

BANCO MACRO SA AND ITS SUBSIDIARIES

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

3.2.6	Financial liabilities
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

3.2.7	Derivative financial instruments
Receivables and payables from forward transactions without delivery of underlying assets
It includes forward purchase and sale transactions of foreign currency without delivery of the traded underlying asset. Such transactions were measured at the fair value of the contracts and were performed by the Bank for intermediation purposes on its own account. The originated income was allocated in the consolidated statement of income as “Net gain from measurement of financial instruments at fair value through profit or loss”.
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

BANCO MACRO SA AND ITS SUBSIDIARIES

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
Reclassification of financial assets and liabilities – Changes in business model
During the fiscal year, the Bank’s Management decided to update the objective related to certain investments, which were reclassified from fair value through OCI to fair value through profit or loss.
In June 2022, the investments reclassified were the Federal government bonds in pesos adjusted by CER 2022 and Letters of National Estate in pesos adjusted by CER at
 discount matured on July 29, 2022 and August 16, 2022.

The change in the business model was performed with the objective to optimize the administration of the bonds portfolio, considering the short-duration of the instruments adjusted by CER, maturing in the third quarter of the year and in a context of a narrow volatility for instruments with close maturities. At the reclassification date abovementioned, the fair value of these investments amounted to
88,734,390.
In addition, in August 2022, the investments reclassified were the Federal government treasury bonds linked to dollar 0.30% maturing April 28, 2023 (TV23).
The change in the business model was performed as a result of internal changes in order to optimize the administration of the bonds portfolio. At the reclassification date abovementioned, the fair value of these investments amounted to
48,064,512.

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

BANCO MACRO SA AND ITS SUBSIDIARIES

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

BANCO MACRO SA AND ITS SUBSIDIARIES

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
These investments are accounted for using the equity method from the date on which they become an associate or a joint venture. On acquisition of the investment, any difference between the cost of the investment and the Entity’s share of the net fair value of the investee’s identifiable assets and liabilities are accounted: (i) as a goodwill, which is included in the carrying amount of the investment and is under impairment as explained in section 3.10; or (ii) any excess of the Entity´s share of the net fair value of the investee’s identifiable assets and liabilities over the cost of the investment is included as income. The Bank’s share in the profit or loss after the acquisition of its associates was accounted in the statement of income, and its share in other comprehensive income after the acquisition was accounted for in the consolidated statement of other comprehensive income. See also note 15.

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

BANCO MACRO SA AND ITS SUBSIDIARIES

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

BANCO MACRO SA AND ITS SUBSIDIARIES

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
In order to determine the amount of provisions, the risks and uncertainties were considered taking into account the opinion of independent and internal legal advisors of the Bank. Where the effect of the time value of money is material, the provisions shall be discounted using a pre-tax rate that reflects, if applicable, current risks specific to the liability. When the discount is recognized, the effect of the provision derived from the lapse of time is accounted for as “Interest expense” in the statement of income. Based on the analysis carried out, the Bank recognized as provision the amount of the best estimate of the expenditure required to settle the present obligation at the end of each fiscal year.
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
The Bank recognized its streams of income and expenses as is explained below, in accordance with IFRS 9 and 15. The majority of Bank’s income and expenses are related to financial instruments, in general recorded using the effective interest method. The remaining income and expenses are recorded depending on the period in which the performance obligation is satisfied. In notes 30 to 33 are disclosed the streams and amounts for the years ended December 31, 2022, 2021 and 2020.

BANCO MACRO SA AND ITS SUBSIDIARIES

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

BANCO MACRO SA AND ITS SUBSIDIARIES

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

BANCO MACRO SA AND ITS SUBSIDIARIES

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
In estimating accrued taxes, the Bank assesses the relative merits and risks of the appropriate tax treatment considering statutory, judicial and regulatory guidance in the context of the tax position. Because of the complexity of tax laws and regulations, interpretation can be difficult and subject to legal judgment. It is possible that others, given the same information, will reach different reasonable conclusions regarding the estimated amounts of accrued taxes (for additional information regarding income tax see note 29).
In the normal course of business, the Bank is a party to lawsuits of various types. In note 50 contingent liabilities are disclosed with respect to existing or potential claims, lawsuits and other legal proceedings, and is booked an accrual for litigation when it is probable that future costs will be incurred and these costs can be reasonably estimated.
Additionally, the measurement of impairment losses under IFRS 9 across all categories of financial instruments requires judgment, in particular, the estimation of the amount and timing of future cash flows and collateral values when determining impairment losses and the assessment of a significant increase in credit risk. These estimates are driven by a number of factors, changes that can result in different levels of allowances (for additional information regarding impairment losses under IFRS 9, see notes 3.2.4 and 52.1.1).
New standards adopted in the fiscal year
For the fiscal year beginning on January 1, 2022, the following amendments to IFRS are effective:
Amendments to IFRS 3 - Reference to the Conceptual Framework.
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
This amendment did not have a material impact on these consolidated Financial Statements since the Bank has not performed business combination transactions with contingent assets and liabilities.
Amendments to IAS 16 - Property, Plant and Equipment (PP&E): proceeds before Intended Use
.
The amendment prohibits entities to deduct from the cost of an item of PP&E any proceeds of the sale of items produced while bringing that asset to the location and under the conditions required to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss.
This amendment did not have a material impact on these consolidated Financial Statements considering that the Bank does not have this type of item.

BANCO MACRO SA AND ITS SUBSIDIARIES

Amendments to IAS 37 - Onerous Contracts – Costs of Fulfilling a Contract.
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
This amendment did not have a material impact on these consolidated Financial Statements considering that the Bank does not have this type of contract.
Annual improvement cycle (2018-2020): the following is a summary of the amendments from the 2018-2020 annual improvements cycle.

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

This amendment did not have a material impact on these consolidated Financial Statements.

•
IFRS 9 Financial Instruments Fees in the ’10 percent’ test for derecognition of financial liabilities: the amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf.

This amendment did not have a material impact on these consolidated Financial Statements.
New pronouncements
The new and amended standards and interpretation that are issued, but not yet effective, up to the date of issuance of these consolidated Financial Statements are disclosed below. The Bank intends to adopt these standards, if applicable, when they become effective.

a)
Amendments to IAS 1 “Presentation of Financial Statements” and IFRS Practice Statement 2 – Disclosures to accounting policies: the amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policies and examples of when an accounting policy likely. Therefore, a guidance with explanations and examples denominated “four-step materiality process” was developed. This amendment is applicable as of January 1, 2023. The Bank does not expect this standard to have a material impact on the Financial Statements.

b)
Amendments to IAS 8 “Accounting policies, changes in accounting estimates and Errors” – Definition of Accounting Estimates: the amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. In addition, they clarify how entities use measurement techniques and inputs to develop accounting estimates. The amended standard clarifies that the effects on an accounting estimate of a change in an input or a change in a measurement technique are changes in accounting estimates if they do not result from the correction of prior period errors. The previous definition of a change in accounting estimate specified that changes in accounting estimates may result from new information or new developments. Therefore, such changes are not corrections of errors. This amendment is applicable as of January 1, 2023. The Bank does not expect this standard to have a material impact on the Financial Statements.

BANCO MACRO SA AND ITS SUBSIDIARIES

c)
Amendments to IAS 12 “Income Tax” – Deferred Tax related to Assets and Liabilities arising from a Single Transaction: the IASB issued amendments to IAS 12, which narrow the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences. The amendments clarify that where payments that settle a liability are deductible for tax purposes, it is a matter of professional judgment (having considered the applicable tax law) whether such deductions are attributable for tax purposes to the liability recognized in the Financial Statements (and interest expense) or to the related asset component (and interest expense). Professional judgment is important in determining whether any temporary differences exist on initial recognition of the asset and liability. This amendment is applicable as of January 1, 2023. The Bank does not expect this standard to have a material impact on the Financial Statements.

d)
Amendments to IFRS 16 “Leases” – Sale and Leaseback: the amendment to IFRS 16 specifies the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendment does not prescribe specific measurement requirements for lease liabilities arising from a leaseback. The initial measurement of the lease liability arising from a leaseback may result in a seller-lessee determining ‘lease payments’ that are different from the general definition of lease payments. The seller lessee will need to develop and apply an accounting policy that results in information that is relevant and reliable in accordance with IAS 8. This amendment is applicable as of January 1, 2024. The Bank does not expect this standard to have a material impact on the Financial Statements.

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
As of December 31, 2022 and 2021, the Bank maintains the following maximum exposures to credit risk related to this type of transactions:

Composition	12/31/2022	12/31/2021
Undrawn commitments of credit cards and checking accounts	668,911,187	432,278,523
Guarantees granted	7,208,822	4,424,104
Overdraft and unused agreed commitments	613,294	1,699,653

Subtotal	676,733,303	438,402,280

Less: Allowance for ECL	(771,821)	(687,783)

Total	675,961,482	437,714,497

Disclosures related to the allowance for ECL are detailed in item 9.5 of note 9 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss”.
Risks related to the contingent transactions described above have been evaluated and are controlled within the framework of the Bank’s credit risk policy, as described in note 52.

BANCO MACRO SA AND ITS SUBSIDIARIES

5	DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
The following table shows the bank’s holdings of debt securities at fair value through profit or loss as of December 31, 2022 and 2021:

	Holdings
	12/31/2022		12/31/2021
Name	Fair value level	Book amounts	Book amounts
Debt securities at fair value through profit or loss
- Local
Government securities
Federal government bonds in dual currency at discount—Maturity: 07-21-2023	1	58,946,978
Federal government treasury bonds linked to dollar—Maturity: 04-28-2023	1	56,990,201	49
Federal government bonds in dual currency at discount—Maturity: 09-29-2023	1	21,913,191
Federal government bonds in dual currency at discount—Maturity: 06-30-2023	1	20,739,047
Federal government treasury bonds in pesos adjusted by CER—Maturity: 03-25-2023	1	14,667,234	7,499,991
Federal government bonds in dual currency at discount—Maturity: 02-28-2024	1	11,476,239
Federal government treasury bonds in pesos adjusted by CER—Maturity: 03-06-2023	1	5,841,908	3,334,906
Letters of National Estate in pesos adjusted by CER at discount—Maturity: 01-20-2023	1	2,969,113
Letters of National Estate in pesos adjusted by CER at discount—Maturity: 02-17-2023	1	2,184,546
Federal government treasury bonds in pesos adjusted by CER—Maturity: 05-19-2023	1	2,137,825
Other		6,966,936	48,832,493

Subtotal local government securities (1)		204,833,218	59,667,439

Private securities
Corporate bonds Genneia SA Class 031—Maturity: 09-02-2027	1	1,329,598
Corporate bonds Transportadora de Gas del Sur SA Class 002—Maturity: 05-02-2025	2	708,031
Corporate bonds Pampa Energía SA Class I—Maturity: 01-24-2027	2	591,753
Corporate bonds Tarjeta Naranja SA Class 53 Series 01—Maturity: 04-05-2023	3	434,678
Debt Securities in Financial Trusts Confibono	3	417,426
Corporate bonds Pan American Energy Argentina S.L Class 21—Maturity: 07-21-2025	2	335,505
Corporate bonds Telecom Argentina SA Class 001—Maturity: 07-18-2026	1	276,554	78,938
Corporate bonds Pan American Energy Argentina S.L Class 012—Maturity: 04-30-2027	1	252,830	257,440
Corporate bonds Arcor SAIC Class 018—Maturity: 10-09-2027	1	244,342
Corporate bonds CT Barragan SA Class 006—Maturity: 05-16-2025	1	189,080
Other		1,441,097	3,122,007

Subtotal local private securities		6,220,894	3,458,385

Total Debt securities at fair value through profit or loss		211,054,112	63,125,824

(1)
During March 2023,
the Argentine Ministry of Economy, in terms of the Article 11 of the Decree No. 331/2022, invited the holders of certain investments to enter into a voluntary debt swap. The Bank decided to enter into that swap with the following instruments:

•	Letters of National Estate in pesos at discount – Maturity: 03-31-2023 (S31M3) for a nominal amount of 200,000,000.

•	Letters of National Estate in pesos at discount – Maturity: 04-28-2023 (S28A3) for a nominal amount of 210,000,000.

•	Letters of National Estate in pesos adjusted by CER – Maturity: 05-19-2023 (X19Y3) for a nominal amount of 1,145,882,575.

•	Letters of National Estate in pesos at discount – Maturity: 05-31-2023 (S31Y3) for a nominal amount of 295,000,000.

•	Letters of National Estate in pesos adjusted by CER – Maturity: 06-16-2023 (X16J3) for a nominal amount of 159,305,395.
As a consequence of the swap, the Bank booked a gain amounted to 675,939. In addition, with almost all the instruments received, the Bank purchased put options with the BCRA that could be exercised up to one day before the maturity of the underlying instrument.

BANCO MACRO SA AND ITS SUBSIDIARIES

6	DERIVATIVE FINANCIAL INSTRUMENTS
The Bank performs derivative transactions for trading purposes through Futures and Forwards. These are contractual agreements to buy or sell a specific financial instrument at a given price and a fixed date in the future. Future contracts, in turn, correspond to transactions for standardized amounts, executed in a regulated market and subject to daily cash margin requirements. Forward contracts are customized contracts traded on an over-the-counter market. The main differences in risks associated with these types of contracts are the credit risk and the liquidity risk. In forward contracts there is counterparty risk since the Bank has credit exposure to counterparties of the agreements. The credit risk related to futures contracts is deemed very low because daily cash margin requirements help guarantee these contracts are always fulfilled. In addition, forward contracts are generally settled in gross terms and, therefore, they are deemed to have a higher settlement risk than future contracts that, unless they are chosen to be performed by delivery, are settled on a net basis. Both types of contracts expose the Bank to market risk.
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
Notional values indicate the amount of the underlying pending transactions at year-end and are not indicative of either the market risk or the credit risk. The fair value of the derivative financial instruments recognized as assets or liabilities in the consolidated statement of financial position is presented as follows. Changes in fair values were accounted for in profit or loss, the breakdown of which is disclosed in note 34.

Derivative financial assets	Underlying Notional Value	12/31/2022		12/31/2021
		Notional Value (in thousand)	Fair Value	Notional Value (in thousand)	Fair Value
Transactions of foreign currency contract without delivery of underlying asset	US Dollars	62,971	42,899	1,270	2,524

Total derivatives held for trading		62,971	42,899	1,270	2,524

Derivative financial liabilities	Underlying Notional Value	12/31/2022		12/31/2021
		Notional Value (in thousand)	Fair Value	Notional Value (in thousand)	Fair Value
Transactions of foreign currency contract without delivery of underlying asset	US Dollars	985	2,371	870	4,933

Total derivatives held for trading		985	2,371	870	4,933

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

BANCO MACRO SA AND ITS SUBSIDIARIES

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
As of December 31, 2022 and 2021, the Bank has agreed-upon reverse repurchase transactions of government securities for an amount of 61,929,317 and 61,176,357, respectively, and are recorded in “Repo Transactions”. Maturity of the agreed-upon transactions as of December 2022 occurred during the month of January 2023.
As of December 31, 2022 and 2021, securities received guarantee repurchase transactions, total 68,130,397 and 68,389,352, respectively, and were recognized as an off balance sheet transaction.
Profit generated by the Bank as a result of its repurchase transactions arranged during the fiscal years ended on December 31, 2022, 2021 and 2020, total 13,284,829, 16,627,587 and 20,779,817, respectively, and were accounted for in “Interest income” in the consolidated statement of income. In addition, losses generated by the Bank as a result of its reverse repurchase transactions arranged during the fiscal years ended on December 31, 2022, 2021 and 2020, total 975,643, 573,796 and 575,543, respectively, and were recognized in “Interest expense” in the consolidated statement of income.

8	OTHER FINANCIAL ASSETS
The composition of the other financial assets as of December 31, 2022 and 2021 is as follows:

Composition	12/31/2022	12/31/2021
Sundry debtors (see note 12)	26,404,763	19,599,371
Receivables from spot sales of foreign currency pending settlement	16,005,430	30,130,186
Receivables from other spot sales pending settlement	10,245,861	13,401,002
Private securities	4,508,266	4,033,290
Receivables from spot sales of government securities pending settlement	488,596	176,965
Other	382,648	1,207,925

Subtotal	58,035,564	68,548,739

Less: Allowances for ECL	(91,041)	(51,518)

Total	57,944,523	68,497,221

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

This impairment is disclosed in the consolidated statement of income as “Other operating expenses”.
For the purpose of assessing the Bank’s credit risk exposure and identifying material credit risk concentration, disclosures regarding credit risk of financial assets and items not recognized in the statement of financial position are as follows:

9.1.	Exposure to credit risk
According to the nature of the information to be disclosed and the loan characteristics, the Bank groups them as follows:

Composition	12/31/2022	12/31/2021
Loans and other financing	609,603,369	705,089,666
Individual assessment	108,933,970	167,931,016
Collective assessment	500,669,399	537,158,650

Less: Allowance for ECL	(11,002,504)	(18,761,457)

Total	598,600,865	686,328,209

As explained in note 52.1.4 “Additional Forward-looking allowances based on expert credit judgment”, section “Adjustment for uncertainty about conditions of accessing loans to MIPYMES and Federal Government securities” (see also note 9.2), as of December 31, 2022, the Bank decided to record an adjustment on a forward-looking basis for an amount of
1,837,000.
The following table shows the credit quality and the carrying amount of credit risk, based on the Bank’s credit risk rating system, the probability of default (PD) and the year-end stage classification, taking into account what was mentioned in the previous paragraph. The amounts are presented gross of the impairment allowances.

BANCO MACRO SA AND ITS SUBSIDIARIES

Internal rating grade		12/31/2022
	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		580,654,510	12,586,012		593,240,522	97.32
High grade	0.00% - 3.50%	540,102,835	2,466,546		542,569,381	89.00
Standard grade	3.51% - 7.00%	23,952,353	3,046,375		26,998,728	4.43
Sub-standard grade	7.01% - 33.00%	16,599,322	7,073,091		23,672,413	3.89
Past due but not impaired (1)	33.01% - 99.99%	3,787,155	7,563,530		11,350,685	1.86
Impaired	100%			5,012,162	5,012,162	0.82

Total		584,441,665	20,149,542	5,012,162	609,603,369	100

%		95.87	3.31	0.82	100

Internal rating grade		12/31/2021
	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		665,422,537	16,843,145		682,265,682	96.76
High grade	0.00% - 3.50%	559,233,631	1,616,123		560,849,754	79.54
Standard grade	3.51% - 7.00%	82,840,667	4,895,725		87,736,392	12.44
Sub-standard grade	7.01% - 33.00%	23,348,239	10,331,297		33,679,536	4.78
Past due but not impaired (1)	33.01% - 99.99%	6,163,005	10,235,284		16,398,289	2.33
Impaired	100%			6,425,695	6,425,695	0.91

Total		671,585,542	27,078,429	6,425,695	705,089,666	100

%		95.25	3.84	0.91	100

(1)	It also includes transactions which are more than 5 days past due independently of the PD range assigned.

9.1.1	Loans on an individual assessment
The table below shows the credit quality and the debt balance to credit risk of commercial loans by grade on the Bank’s internal credit rating system, PD range and year-end stage classification. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in note 52.1 “Credit risk” section.

Internal rating grade		12/31/2022
	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		104,988,725	2,570,188		107,558,913	98.74
High grade	0.00% - 3.50%	98,109,324	1,240,943		99,350,267	91.20
Standard grade	3.51% - 7.00%	3,643,178	626,775		4,269,953	3.92
Sub-standard grade	7.01% - 33.00%	3,236,223	702,470		3,938,693	3.62
Past due but not impaired	33.01% - 99.99%
Impaired	100%			1,375,057	1,375,057	1.26

Total		104,988,725	2,570,188	1,375,057	108,933,970	100

%		96.38	2.36	1.26	100

BANCO MACRO SA AND ITS SUBSIDIARIES

Internal rating grade		12/31/2021
	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		157,218,100	6,971,767		164,189,867	97.77
High grade	0.00% - 3.50%	118,533,334	842,799		119,376,133	71.09
Standard grade	3.51% - 7.00%	31,814,097	2,447,336		34,261,433	20.40
Sub-standard grade	7.01% - 33.00%	6,870,669	3,681,632		10,552,301	6.28
Past due but not impaired	33.01% - 99.99%		2,253,730		2,253,730	1.34
Impaired	100%			1,487,419	1,487,419	0.89

Total		157,218,100	9,225,497	1,487,419	167,931,016	100

%		93.62	5.49	0.89	100

An analysis of changes in the gross carrying amount and the corresponding ECL allowances in relation to commercial lending is as follows:

	Stage			Total
	1	2	3
Gross Carrying amount as of January 1, 2022	157,218,100	9,225,497	1,487,419	167,931,016
Assets originated or purchased	110,051,143	918,330		110,969,473
Assets derecognized or repaid	(83,250,192)	(3,486,405)	(1,059,159)	(87,795,756)
Other changes	3,784,056	482,144	602,840	4,869,040
Transfers to Stage 1	24,929	(24,929)
Transfers to Stage 2
Transfers to Stage 3	(149,925)	(1,602,141)	1,752,066
Amounts Written Off
Monetary effects	(82,689,386)	(2,942,308)	(1,408,109)	(87,039,803)

As of December 31, 2022	104,988,725	2,570,188	1,375,057	108,933,970

	Stage			Total
	1	2	3
Gross Carrying amount as of January 1, 2021	200,916,176	12,926,836	4,594,640	218,437,652
Assets originated or purchased	188,354,437	7,261,763		195,616,200
Assets derecognized or repaid	(140,692,431)	(6,547,588)	(2,542,349)	(149,782,368)
Other changes	(9,233,002)	353,631	(93,531)	(8,972,902)
Transfers to Stage 1	1,051	(1,051)
Transfers to Stage 2		255,556	(255,556)
Transfers to Stage 3	(2,014,633)	(324,031)	2,338,664
Amounts Written Off			(1,796,735)	(1,796,735)
Monetary effects	(80,113,498)	(4,699,619)	(757,714)	(85,570,831)

As of December 31, 2021	157,218,100	9,225,497	1,487,419	167,931,016

BANCO MACRO SA AND ITS SUBSIDIARIES

	Stage			Total
	1	2	3
ECL amount as of January 1, 2022	1,297,163	4,892,299	1,204,240	7,393,702
Assets originated or purchased	1,075,815	295,189		1,371,004
Assets derecognized or repaid	(596,124)	(2,150,293)	(869,771)	(3,616,188)
Other changes	(69,512)	(515,977)	160,029	(425,460)
Transfers to Stage 1	15,564	(15,564)
Transfers to Stage 2
Transfers to Stage 3	(113,621)	(1,064,701)	1,178,322
Amounts Written Off
Monetary effects	(666,481)	(1,108,839)	(903,876)	(2,679,196)

As of December 31, 2022	942,804	332,114	768,944	2,043,862

	Stage			Total
	1	2	3
ECL amount as of January 1, 2021	1,801,305	1,962,682	2,301,117	6,065,104
Assets originated or purchased	3,279,398	4,562,501		7,841,899
Assets derecognized or repaid	(1,391,878)	(963,890)	(1,356,134)	(3,711,902)
Other changes	(96,662)	1,838,541	111,170	1,853,049
Transfers to Stage 1	23	(23)
Transfers to Stage 2		57,010	(57,010)
Transfers to Stage 3	(1,634,225)	(72,305)	1,706,530
Amounts Written Off			(887,973)	(887,973)
Monetary effects	(660,798)	(2,492,217)	(613,460)	(3,766,475)

As of December 31, 2021	1,297,163	4,892,299	1,204,240	7,393,702

9.1.2.	Loans on a collective assessment
The table below shows the credit quality and the debt balance to credit risk of loans portfolio under collective assessment, by grade of credit risk classification based on the Bank’s internal credit rating system, PD range and year-end stage classification. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in note 52.1 “Credit risk” section.

Internal rating grade	Range PD	12/31/2022
		Stage 1	Stage 2	Stage 3	Total	%
Performing		475,665,785	10,015,824		485,681,609	97.01
High grade	0.00% - 3.50%	441,993,511	1,225,603		443,219,114	88.53
Standard grade	3.51% - 7.00%	20,309,175	2,419,600		22,728,775	4.54
Sub-standard grade	7.01% - 33.00%	13,363,099	6,370,621		19,733,720	3.94
Past due but not impaired (1)	33.01% - 99.99%	3,787,155	7,563,530		11,350,685	2.27
Impaired	100%			3,637,105	3,637,105	0.72

Total		479,452,940	17,579,354	3,637,105	500,669,399	100

%		95.76	3.51	0.73	100

BANCO MACRO SA AND ITS SUBSIDIARIES

Internal rating grade	Range PD	12/31/2021
		Stage 1	Stage 2	Stage 3	Total	%
Performing		508,204,437	9,871,378		518,075,815	96.45
High grade	0.00% - 3.50%	440,700,297	773,324		441,473,621	82.19
Standard grade	3.51% - 7.00%	51,026,570	2,448,389		53,474,959	9.95
Sub-standard grade	7.01% - 33.00%	16,477,570	6,649,665		23,127,235	4.31
Past due but not impaired (1)	33.01% - 99.99%	6,163,005	7,981,554		14,144,559	2.63
Impaired	100%			4,938,276	4,938,276	0.92

Total		514,367,442	17,852,932	4,938,276	537,158,650	100

%		95.76	3.32	0.92	100

(1)	It also includes transactions which are more than 5 days past due independently of the PD range assigned.
An analysis of changes in the gross carrying amount and the corresponding ECL allowances in relation to consumer lending is as follows:

	Stage			Total
	1	2	3
Gross Carrying amount as of January 1, 2022	514,367,442	17,852,932	4,938,276	537,158,650
Assets originated or purchased	288,490,127	8,420,068		296,910,195
Assets derecognized or repaid	(96,459,896)	(3,043,530)	(976,439)	(100,479,865)
Other changes	96,766,304	2,667,728	285,669	99,719,701
Transfers to Stage 1	6,163,988	(6,037,876)	(126,112)
Transfers to Stage 2	(10,086,276)	10,262,716	(176,440)
Transfers to Stage 3	(3,693,933)	(782,064)	4,475,997
Amounts Written Off	(276,975)	(516,975)	(2,003,678)	(2,797,628)
Monetary effects	(315,817,841)	(11,243,645)	(2,780,168)	(329,841,654)

As of December 31, 2022	479,452,940	17,579,354	3,637,105	500,669,399

	Stage			Total
	1	2	3
Gross Carrying amount as of January 1, 2021	530,585,897	32,733,729	4,313,911	567,633,537
Assets originated or purchased	369,226,413	11,456,218		380,682,631
Assets derecognized or repaid	(174,000,395)	(13,763,462)	(1,322,504)	(189,086,361)
Other changes	55,039,746	(819,838)	(486,044)	53,733,864
Transfers to Stage 1	12,852,151	(12,593,668)	(258,483)
Transfers to Stage 2	(11,600,897)	11,752,016	(151,119)
Transfers to Stage 3	(5,413,498)	(1,261,765)	6,675,263
Amounts Written Off	(294,800)	(555,723)	(1,317,105)	(2,167,628)
Monetary effects	(262,027,175)	(9,094,575)	(2,515,643)	(273,637,393)

As of December 31, 2021	514,367,442	17,852,932	4,938,276	537,158,650

BANCO MACRO SA AND ITS SUBSIDIARIES

	Stage			Total
	1	2	3
ECL amount as of January 1, 2022	5,466,642	1,955,166	3,945,947	11,367,755
Assets originated or purchased	5,098,116	939,219		6,037,335
Assets derecognized or repaid	(1,255,647)	(364,153)	(759,862)	(2,379,662)
Other changes	(503,386)	952,100	1,584,409	2,033,123
Transfers to Stage 1	697,130	(593,329)	(103,801)
Transfers to Stage 2	(212,325)	314,878	(102,553)
Transfers to Stage 3	(1,752,493)	(139,670)	1,892,163
Amounts Written Off	(16,666)	(114,855)	(1,643,923)	(1,775,444)
Monetary effects	(3,063,375)	(1,137,933)	(2,123,157)	(6,324,465)

As of December 31, 2022	4,457,996	1,811,423	2,689,223	8,958,642

	Stage			Total
	1	2	3
ECL amount as of January 1, 2021	13,616,288	6,935,515	2,574,139	23,125,942
Assets originated or purchased	7,366,506	1,248,561		8,615,067
Assets derecognized or repaid	(4,410,015)	(3,103,316)	(794,409)	(8,307,740)
Other changes	(7,721,698)	284,584	2,268,851	(5,168,263)
Transfers to Stage 1	2,482,521	(2,322,945)	(159,576)
Transfers to Stage 2	(548,726)	629,826	(81,100)
Transfers to Stage 3	(2,499,984)	(493,121)	2,993,105
Amounts Written Off	(33,470)	(227,944)	(844,929)	(1,106,343)
Monetary effects	(2,784,780)	(995,994)	(2,010,134)	(5,790,908)

As of December 31, 2021	5,466,642	1,955,166	3,945,947	11,367,755

Over the course of 2022 and 2021, the Bank generated from loan portfolio sales, profit for 169,632 and 176,664, respectively.
The contractual amount outstanding on loans and other financing that have been written off by the Bank as of December 31, 2022 and 2021 that were still subject to enforcement activity was 6,501,526 and 9,724,143, respectively.

9.2	Other debt securities at amortized cost
For local government securities, EAD is considered equal to the debt balance, because there is not available information of such instruments’ behavior when they defaulted. For PD and LGD parameters, they were calculated using Basel regulatory parameters (see note 52.1.4).
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
The table below shows the exposures gross of impairment allowances by stage:

BANCO MACRO SA AND ITS SUBSIDIARIES

Composition	12/31/2022
	Stage 1	Stage 2	Stage 3	Total	%
Local government securities and Central Bank of Argentina Bills and Notes	598,247,462			598,247,462	99.78
Corporate bonds	1,039,008			1,039,008	0.17
Financial trust	308,364			308,364	0.05

Total	599,594,834			599,594,834	100

%	100			100

Composition	12/31/2021
	Stage 1	Stage 2	Stage 3	Total	%
Local government securities and Central Bank of Argentina Bills and Notes	46,323,989			46,323,989	98.90
Corporate bonds	168,471			168,471	0.36
Financial trust	347,130			347,130	0.74

Total	46,839,590			46,839,590	100

%	100			100

The related ECL for local government securities as of December 31, 2022 and 2021 amounted to 334,200 and 6,254, respectively. The related ECL for corporate bonds as of December 31, 2022 and 2021 amounted to 555 and 1,032, respectively. The ECL related to financial trusts as of December 31, 2022 and 2021 amounted to 241 and 25, respectively. During 2022 and 2021, there were no
transfers between stages. A detail of these investments is disclosed in note 10.

9.3	Other debt securities at fair value through OCI
This group includes federal and foreign government securities, provincial or BCRA instruments measured at fair value through OCI. For these assets, an individual assessment of the related parameters was performed.
The table below shows the exposures gross of impairment allowances by stage:

Composition	12/31/2022
	Stage 1	Stage 2	Stage 3	Total	%
Local government securities	130,480,681			130,480,681	94.61
Foreign government securities	7,431,312			7,431,312	5.39

Total	137,911,993			137,911,993	100

%	100			100

Composition	12/31/2021
	Stage 1	Stage 2	Stage 3	Total	%
Local government securities	243,206,773			243,206,773	47.67
Central Bank of Argentina Bills	259,017,957			259,017,957	50.76
Foreign government securities	8,005,927			8,005,927	1.57

Total	510,230,657			510,230,657	100

%	100			100

BANCO MACRO SA AND ITS SUBSIDIARIES

The related ECL for local government securities as of December 31, 2022 and 2021 amounted to 29,203 and 31,759, respectively. During 2022 and 2021, there were no transfers between stages. A detail of these investments is disclosed in note 10.

9.4	Other financial assets
The table below shows the exposures gross of impairment allowances by stage:

Composition	12/31/2022
	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	53,527,298			53,527,298	100

Total	53,527,298			53,527,298	100

%	100			100

Composition	12/31/2021
	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	64,515,449			64,515,449	100

Total	64,515,449			64,515,449	100

%	100			100

The ECL related to these types of instruments amounted 91,041 and 51,518 as of December 31, 2022 and 2021, respectively, including the ECL related to the payments to be collected for the transaction mentioned in note 12.

During 2022 and 2021, there were no transfers between stages.

9.5	Loans commitment
The table below shows the exposures gross of impairment allowances by stage:

Composition	12/31/2022
	Stage 1	Stage 2	Stage 3	Total	%
Undrawn commitments of credit cards and checking accounts	658,112,548	10,797,137	1,502	668,911,187	98.92
Guarantees granted	7,171,911			7,171,911	1.06
Overdraft and unused agreed commitments	159,787			159,787	0.02

Total	665,444,246	10,797,137	1,502	676,242,885	100

%	98.4	1.6	0.0	100

Composition	12/31/2021
	Stage 1	Stage 2	Stage 3	Total	%
Undrawn commitments of credit cards and checking accounts	428,815,172	3,456,762	6,589	432,278,523	98.65
Guarantees granted	4,261,606	111,672		4,373,278	1.00
Overdraft and unused agreed commitments	1,512,244			1,512,244	0.35

Total	434,589,022	3,568,434	6,589	438,164,045	100

%	99.2	0.8	0.0	100

BANCO MACRO SA AND ITS SUBSIDIARIES

The related ECL for undrawn commitments of credit cards and checking accounts as of December 31, 2022 and 2021 amounted to 726,301 and 649,157, respectively. The ECL related to guarantees granted as of December 31, 2022 and 2021 amounted to 45,447 and 32,783, respectively. The ECL related to overdraft and unused agreed commitments as of December 31, 2022 and 2021 amounted to 73 and 5,843, respectively.
For undrawn commitments of credit cards and checking accounts, during 2022 there were transfers of the carrying amounts to Stage 1, Stage 2 and Stage 3 for an amount of (5,850,199), 5,793,518 and 56,681, respectively, and there were transfers of the ECL to Stage 1, Stage 2 and Stage 3 for an amount of 49,643, (49,896) and 253, respectively. For the other items, there were no transfers between stages during 2022 and 2021.

10	OTHER DEBT SECURITIES
The following table shows the bank’s holdings of other debt securities, net of the impairment allowances, as of December 31, 2022 and 2021:

Name	Holdings
	12/31/2022		12/31/2021
	Fair value level	Book amounts	Book amounts
Other debt securities
Measured at fair value through other comprehensive income
- Local
Government securities
Letters of National Estate in pesos adjusted by CER at discount - Maturity: 02-17-2023	1	44,938,818
Bonds of treasury of federal government in pesos adjusted by CER - Maturity: 03-25-2023	1	34,466,456	20,285,891
Letters of National Estate in pesos adjusted by C ER a t discount - Maturity: 01-20-2023	1	13,323,179
Letters of National treasury in pesos at discount - Maturity: 02-28-2023	1	11,626,524
Letters of National treasury in pesos at discount - Maturity: 03-31-2023	1	10,732,116
Bonds of treasury of federal government in pesos adjusted by CER - Maturity: 08-13-2023	1	8,802,301	6,030,797
Bonds of treasury of federal government in pesos adjusted by CER - Maturity: 05-19-2023	1	2,849,299
Letters of National Estate in pesos at discount - Maturity: 04-28-2023	1	1,406,688
Bonds of treasury of federal government in pesos adjusted by CER - Maturity: 03-06-2023	1	1,354,629
Bonds of federal government in dollars Step up - Maturity: 07-09-2030	1	520,270	793,058
Other		460,401	216,097,027

Subtotal local government securities (1)		130,480,681	243,206,773

Central Bank of Argentina Bills
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-04-2022			41,921,012
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-27-2022			36,776,261
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-18-2022			36,305,152
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-11-2022			34,527,730
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-13-2022			34,092,263
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-25-2022			32,241,669
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-06-2022			30,950,258
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-20-2022			12,203,612

Subtotal Central Bank of Argentina Bills			259,017,957

BANCO MACRO SA AND ITS SUBSIDIARIES

Name (contd.)	Holdings
	12/31/2022		12/31/2021
	Fair value level	Book amounts	Book amounts
Other debt securities
Measured at fair value through other comprehensive income (contd.)
- Foreign
Government securities
US Treasury Bill – Maturity: 01-10-2023	1	3,894,153
US Treasury Bill – Maturity: 01-17-2023	1	2,652,942
US Treasury Bill – Maturity: 01-19-2023	1	884,217
US Treasury Bill – Maturity: 01-20-2022			8,005,927

Subtotal foreign government securities		7,431,312	8,005,927

Total Other debt securities measured at fair value through other comprehensive income (2)		137,911,993	510,230,657

Measured at amortized cost
- Local
Government securities
Bonds of treasury of federal government in pesos - Maturity: 05-23-2027		40,161,419
Bonds of treasury of federal government in pesos Badlar x 0.7 - Maturity: 11-23-2027		8,374,568
Discount bonds denominated in pesos at 5.83% - Maturity: 12-31-2033		506,895	517,805
Debt securities of Province of Río Negro in pesos - Maturity: 04-12-2023		200,333
Treasury bills of Province of Río Negro Series 02 in pesos - Maturity: 06-15-2023		198,999
Bonds of treasury of federal government in pesos at 22% - Maturity: 05-21-2022			44,300,564
Treasury bills of Province of Neuquén Series 1 Class 1 - Maturity: 04-07-2022			607,203
Debt securities of Province of Río Negro in pesos - Maturity: 04-12-2022			425,779
Treasury bills of Province of Río Negro Series 02 Class 01 - Maturity: 06-15-2022			377,074
Treasury bills of Province of Neuquén Series 4 Class 1 in pesos - Maturity: 02-28-2022			89,310

Subtotal local government securities		49,442,214	46,317,735

Central Bank of Argentina Bills
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-03-2023		62,250,767
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-24-2023		62,080,786
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-05-2023		62,003,011
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-26-2023		61,833,224
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-10-2023		61,386,248
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-12-2023		61,141,456
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-17-2023		60,533,736
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-19-2023		60,292,343
Internal letters of BCRA exchange rate of reference to rate 0 - Maturity – Maturity: 09-20-2023		3,796,524
Internal letters of BCRA exchange rate of reference to rate 0 - Maturity – Maturity: 09-22-2023		3,660,475
Other		37,386,546

Subtotal local Central Bank of Argentina Bills		536,365,116

Central Bank of Argentina Notes
Liquidity notes of Central Bank of Argentina in pesos—Maturity: 01-04-2023		12,105,932

Subtotal local Central Bank of Argentina Notes		12,105,932

BANCO MACRO SA AND ITS SUBSIDIARIES

Name (contd.)	Holdings
	12/31/2022		12/31/2021
	Fair value level	Book amounts	Book amounts
Private securities
Corporate Bonds Vista Energy Argentina SAU Class 13 - Maturity: 08-08-2024		521,919
Corporate Bonds Vista Oil & Gas Argentina SAU Class 15 - Maturity: 01-20-2025		481,671
Debt Securities in Financial Trusts Confibono Series 65 Class A - Maturity: 07-20-2023		116,483
Debt Securities in Financial Trusts Secubono Series 221 Class A - Maturity: 07-28-2023		90,941
Debt Securities in Financial Trusts Secubono Series 222 Class A - Maturity: 08-28-2023		75,880
Corporate Bonds YPF SA Class 043 - Maturity: 10-21-2023		34,863	108,511
Debt Securities in Financial Trusts Secubono Series 219 Class A - Maturity: 04-28-2023		24,819
Debt Securities in Financial Trusts Red Surcos Series 020 Class A - Maturity: 07-15-2022			83,953
Debt Securities in Financial Trusts Secubono Series 209 Class A - Maturity: 05-30-2022			60,149
Corporate Bonds Banco Santander Rio SA Class 021 - Maturity: 01-26-2022			51,914
Other			210,017

Subtotal local private securities		1,346,576	514,544

Total Other debt securities measured at cost amortized (3)		599,259,838	46,832,279

Total Other debt securities		737,171,831	557,062,936

(1)
The Argentine Ministry of Economy, in terms of the Article 11 of the Decree No. 331/2022, invited the holders of certain investments to enter into a voluntary debt swaps. The Bank decided to enter into those swaps, as explained as follows:

✓	During January 2023, the following instruments entered into the swap:

•	Letters of National Estate in pesos adjusted by CER – Maturity: 02-17-2023 (X17F3) for a nominal amount of 20,900,000,000.

•	Letters of National Estate in pesos at discount – Maturity: 02-28-2023 (S28F3) for a nominal amount of 12,893,000,000.

•	Letters of National Estate in pesos adjusted by CER – Maturity: 01-20-2023 for a nominal amount of 290,000,000.
As a consequence of the swap, the Bank booked a gain amounted to 979,729.

✓	As mentioned in note 5, during March 2023, the following instruments entered into the swap:

•	Letters of National treasury in pesos at discount – Maturity: 06-30-2023 (S3OJ3) for a nominal amount of 26,640,975,851.

•	Letters of National Estate in pesos adjusted by CER – Maturity: 06-16-2023 (X16J3) for a nominal amount of 4,516,000,000.

•	Letters of National Estate in pesos adjusted by CER – Maturity: 05-19-2023 (X19Y3) for a nominal amount of 1,759,369,713.
As a consequence of the swap, the Bank booked a loss amounted to 233,960. In addition, with almost all the instruments received, the Bank purchased put options with the BCRA that could be exercised up to one day before the maturity of the underlying instrument.

(2)	The gross carrying amount of these investments, their stages and the related allowance for ECL are disclosed in note 9.3.

(3)	The gross carrying amount of these investments, their stages and the related allowance for ECL are disclosed in note 9.2.
As of December 31,
202
2 the unrealized gains and losses from government securities amounted to 549,377 and 948,979. In addition, as of December 31, 2021, the unrealized gains and losses from government securities amounted to 5,280,962 and 520,052, respectively, and the unrealized losses related to Central Bank Bills amounted to 318,009. All the abovementioned amounts are net of income tax effects.

11	FINANCIAL ASSETS DELIVERED AS GUARANTEE
The composition of financial assets delivered as guarantee as of December 31, 2022 and 2021 is as follows:

Composition	Carrying amount
	12/31/2022	12/31/2021
For transactions with the BCRA	24,824,547	30,242,005
For guarantee deposits	5,795,731	4,751,142

Total	30,620,278	34,993,147

BANCO MACRO SA AND ITS SUBSIDIARIES

The Bank’s Management considers there shall be no losses due to the restrictions on the above listed financial assets.

12	EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS. PRISMA MEDIOS DE PAGO SA
The following table shows the bank’s holdings of equity instruments at fair value through profit or loss as of December 31, 2022 and 2021:

	Holdings
Name	12/31/2022		12/31/2021
	Fair value level	Book amounts	Book amounts
Equity Instruments

Measured at fair value through profit or loss
- Local
Mercado Abierto Electrónico SA	3	462,536	400,992
C.O.E.L.S.A.	3	87,563	73,232
Matba Rofex SA	3	58,306	61,161
Sedesa	3	21,291	29,835
AC Inversora SA	3	19,583	19,826
Mercado a Término Rosario SA	3	14,627	14,442
Provincanje SA	3	14,506	17,253
Pampa Energía SA	1	721	531
Argencontrol SA	3	478	793
San Juan Tennis Club SA	3	437	851
Other (1)		10	6,609,877

Subtotal local		680,058	7,228,793

- Foreign
Cedear Exxon Mob	1	22,559	6,298
Banco Latinoamericano de Comercio Exterior SA	1	20,957	24,266
Cedear Berkshire Hathaway Inc.	1	19,363	9,384
Cedear Pepsico	1	18,785	9,348
Cedear McDonald	1	17,874	9,425
Cedear Vista Oil & Gas	1	14,711	2,556
Cedear Wells F&C	1	11,506	6,407
Cedear Bank of America Corp.	1	9,267	6,348
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales	3	5,646	5,415
Cedear Aztrazden	1	3,657	2,435
Other		15,075	54,469

Subtotal foreign		159,400	136,351

Total measured at fair value through profit or loss		839,458	7,365,144

Total equity instruments		839,458	7,365,144

(1)
It includes the Bank’s holding in Prima Medios de Pago SA, which, on January 21, 2019 the Bank, together with the other shareholders, accepted a purchase offer made by AI ZENITH (Netherlands) B.V. (a company related to Advent International Corporation) for the acquisition of 1,933,051 common shares of par value Ps.1 each and entitled to one vote, representing 4.6775 % of its share capital, equivalent to 51% of the Bank’s capital stock in such company.

BANCO MACRO SA AND ITS SUBSIDIARIES

On February 1, 2019, the Bank completed the transfer of such shares for a total purchase price of (in thousands) USD 64,542 out of which the Bank received on the date hereof (in thousands) USD 38,311 and the payment of the balance for an amount of (in thousands) USD 26,231 shall be deferred for 5 years as follows: (i) 30
% of such amount in pesos adjusted by Unit of Purchasing Power (UVA, for its acronym in Spanish) at a
15% nominal annual rate; and (ii) 70% in US Dollars at a 10% nominal annual rate. The purchase price is guaranteed by the issuance of notes in favor of the Bank and pledges of the transferred shares.
During July 2019, the process to determine the final selling price of the shares of Prisma was completed and the final price was (in thousands) USD 63,456. The difference arising from a final price lower than the estimated price was deducted from the price balance, therefore there was no need for the Bank to return any amounts received. All other payment conditions were not modified and remain in full force and effect under the terms described in this note.
On October 1, 2021, the Bank, together with the other class B Shareholders of Prisma, gave notice with respect to the exercise of the existing put option and therefore started the procedure to sell the remaining 49% of the capital stock of such company.
On March 18, 2022, the Bank completed the transfer of all remaining shares held in Prisma in favor of AI ZENITH (Netherlands) BV, representing 4.4941% of Prisma’s capital stock.
The price of such shares is (in
thousands
) USD 33,018 and shall be paid as follows: (i) 30% in
pesos
at UVA plus a nominal annual rate of 15% that shall be paid 50% on March 18, 2027 and the remaining on March 18, 2028, and (ii) 70% in US Dollars at a nominal annual rate of 10% that shall be paid 50% on March 18, 2027 and the remaining on March 18, 2028.
As of December 31, 2021, the holding of the Bank in Prisma (equivalent to 49%), was recorded in “Equity instruments at fair value through profit or loss”. The fair value corresponds to the final price of such shares, mentioned in the previous paragraph that was determined pursuant to proceeding contractually agreed between the parties as mentioned below.
On the other hand, the parties agreed that: (i) the 40% of the outstanding balance of the sale of 51% mentioned in the first paragraph of this note was paid on March 30, 2022 and (ii) the remaining balance shall be paid in two installments, on January 31, 2026 and January 31, 2027, respectively.
Finally, sellers retained the usufruct (dividends) of the shares sold to be declared by Prisma for the year ended December 31, 2018, which were collected on April 26, 2019. Besides the proportion applicable to the buyer of the dividends to be reported for the following fiscal years –with the buyer’s commitment to voting in favor of the distribution of certain minimum percentages– will be used to create a guarantee trust to repay the deferred price amount through the concession by the buyer and Prisma of a usufruct over the economic rights of the shares in favor of such trust. On March 18, 2022, an agreement updated was performed for the 100% of the shares.

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
When a financial instrument is quoted in a liquid and active market, its price in the market in a real transaction provides the most reliable evidence of its fair value. Nevertheless, when there is no quoted price in the market or it cannot be evidence of the fair value of such instrument, in order to determine such fair value, the entities may use the market value of another instrument with similar characteristics, the analysis of discounted cash flows or other applicable techniques, which shall be significantly affected by the assumptions used.
Notwithstanding the above, the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments; any technique to perform such estimate implies certain inherent fragility level.
Fair value hierarchy
The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

BANCO MACRO SA AND ITS SUBSIDIARIES

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

•
Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs, which are significant to the entire measurement, the Bank will classify the instruments as Level 3.

•
Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

The following tables show the hierarchy in the Bank’s financial asset and liability at fair value measurement, as of December 31, 2022 and 2021:
Categories of financial assets and liabilities as of December 31, 2022

Item	Amortized cost	Fair value through OCI	Fair value through P/L	Fair value hierarchy
				Level 1	Level 2	Level 3
Financial assets
Cash and deposits in Banks
Cash	27,612,616
Financial institutions	222,464,359
Other	12,118
Debt Securities at fair value through profit or loss			211,054,112	206,559,906	3,462,342	1,031,864
Derivative financial instruments			42,899	19,193	23,706
Repo transactions
BCRA	61,929,317
Other financial assets	53,436,257		4,508,266	4,458,851		49,415
Loans and other financing
To the non-financial government sector	2,206,770
Other financial institutions	927,272
To the non-financial private sector and foreign residents
Overdraft	49,250,055
Documents	81,773,760
Mortgage loans	61,905,907
Pledge loans	9,581,277
Personal loans	142,529,651
Credit cards	190,779,144
Leases	1,386,801
Other (1)	58,260,228
Other debt securities	599,259,838	137,911,993		137,911,993
Financial assets delivered as guarantee	30,620,278
Equity instruments at fair value through profit or loss			839,458	154,475		684,983

Total financial assets	1,593,935,648	137,911,993	216,444,735	349,104,418	3,486,048	1,766,262

(1)	Includes the total allowances to the non-financial private sector and foreign residents.

BANCO MACRO SA AND ITS SUBSIDIARIES

Categories of financial assets and liabilities as of December 31, 2022

Item	Amortized cost	Fair value through OCI	Fair value through P/L	Fair value hierarchy
				Level 1	Level 2	Level 3
Financial liabilities
Deposits
From the non-financial government sector	109,952,253
From the financial sector	1,653,447
From the non-financial private sector and foreign residents
Checking accounts	159,123,762
Savings accounts	419,740,050
Time deposits and investment accounts	569,021,981
Other	35,903,576
Liabilities at fair value through profit or loss			526,027	526,027
Derivative financial instruments			2,371	2,371
Other financial liabilities	135,091,316
Financing received from BCRA and other financial entities	2,449,342
Issued corporate bonds	2,715,556
Subordinated corporate bonds	72,129,837

Total financial liabilities	1,507,781,120		528,398	528,398

Categories of financial assets and liabilities as of December 31, 2021

Item	Amortized cost	Fair value through OCI	Fair value through P/L	Fair value hierarchy
				Level 1	Level 2	Level 3
Financial assets
Cash and deposits in Banks
Cash	51,862,712
Financial institutions	283,816,883
Other	12,519
Debt Securities at fair value through profit or loss			63,125,824	60,387,495	562,970	2,175,359
Derivative financial instruments			2,524	771	1,753
Repo transactions
BCRA	61,176,357
Other financial assets	64,463,931		4,033,290	3,972,863		60,427
Loans and other financing
To the non-financial government sector	4,628,089
Other financial institutions	2,941,876
To the non-financial private sector and foreign residents
Overdraft	47,516,346
Documents	82,408,943
Mortgage loans	81,213,071
Pledge loans	14,727,607
Personal loans	190,678,438
Credit cards	184,981,594
Leases	931,091
Other (1)	76,301,154

BANCO MACRO SA AND ITS SUBSIDIARIES

Categories of financial assets and liabilities as of December 31, 2021

Item (contd.)	Amortized cost	Fair value through OCI	Fair value through P/L	Fair value hierarchy
				Level 1	Level 2	Level 3
Financial assets (contd.)
Other debt securities	46,832,279	510,230,657		283,454,369	226,776,288
Financial assets delivered as guarantee	34,993,147
Equity instruments at fair value through profit or loss			7,365,144	131,468		7,233,676

Total financial assets	1,229,486,037	510,230,657	74,526,782	347,946,966	227,341,011	9,469,462

Financial liabilities
Deposits
From the non-financial government sector	109,868,280
From the financial sector	1,872,336
From the non-financial private sector and foreign residents
Checking accounts	196,484,984
Savings accounts	360,846,573
Time deposits and investment accounts	447,350,444
Other	30,618,411
Liabilities at fair value through profit or loss			3,170,711	3,170,711
Derivative financial instruments			4,933		4,933
Other financial liabilities	131,278,389
Financing received from BCRA and other financial entities	852,660
Issued corporate bonds	5,825,893
Subordinated corporate bonds	81,762,819

Total financial liabilities	1,366,760,789		3,175,644	3,170,711	4,933

(1)	Includes the total allowances to the non-financial private sector and foreign residents.
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
As of December 31, 2022 and 2021, the Bank has neither changed the techniques nor the assumptions used to estimate the fair value of the financial instruments.
Below is the reconciliation between the amounts at the beginning and at the end of the fiscal year of the financial assets and liabilities recognized at fair value categorized as level 3:

BANCO MACRO SA AND ITS SUBSIDIARIES

	As of December 31, 2022
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	2,175,359	60,427	7,233,676
Transfers to Level 3
Transfers from Level 3
Profit and loss (1)	731,241	5,064	(5,689,970)
Recognition and derecognition	(801,964)	21,061	497,804
Monetary effects	(1,072,772)	(37,137)	(1,356,527)

Amount at the end of the fiscal year	1,031,864	49,415	684,983

	As of December 31, 2021
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss	Derivative financial instruments
Amount at the beginning	1,112,717	76,973	15,314,079	2,888,037
Transfers to Level 3
Transfers from Level 3
Profit and loss (1)	686,775	3,562	(2,837,282)	(2,037,074)
Recognition and derecognition	978,699	10,002	(43,437)
Monetary effects	(602,832)	(30,110)	(5,199,684)	(850,963)

Amount at the end of the fiscal year	2,175,359	60,427	7,233,676

(1)	Profit and loss are recorded in “Net gain from measurement of financial instruments at fair value through profit or loss”.
Instruments measured as level 3 mainly include equity instruments at fair value through profit or loss that comprise Prisma (see note 12). As of December 31, 2021, the fair value is the final price of such shares that was determined pursuant to proceeding contractually agreed between the parties (see note 12).
As of December 31, 2022, the Bank completed the transfer of all remaining shares held in Prisma (see note 12). Additionally, the other instruments measured as level 3 include debt securities of financial trusts and corporate bonds, for which the construction of fair values was obtained based on the Bank’s own assumptions that are not easily available in the market. The most significant assumption was the placement cutoff rate of such instruments in the market at the end of the period, used to determine the actual value of cash flows.
Quantitative information about Level 3 Fair Value Measurements
Debt securities
The following table provides quantitative information about the valuation techniques and significant unobservable inputs used in the valuation of the main of debt securities of financial trusts for which the Bank uses an internal model.

BANCO MACRO SA AND ITS SUBSIDIARIES

	Fair value of			Range of inputs
	Level 3 Assets	Valuation	Significant unobservable	12/31/2022
Composition	12/31/2022	technique	inputs	Range of inputs
				Low	High	Unit
Provisional Debt Securities of Financial Trusts	593,120	Income approach (discounted cash flow)	Discount rate in pesos	69.99	83.83		%
Corporate bonds	434,678	Income approach (discounted cash flow)	Discount rate in pesos	76.98	86.47		%

	Fair value of			Range of inputs
	Level 3 Assets	Valuation	Significant unobservable	12/31/2021
Composition	12/31/2021	technique	inputs	Range of inputs
				Low	High	Unit
Provisional Debt Securities of Financial Trusts	626,600	Income approach (discounted cash flow)	Discount rate in pesos	43.32	46.14		%
Corporate bonds	1,543,003	Income approach (discounted cash flow)	Discount rate in pesos	26.19	40.99		%
The table below describes the effect of changing the significant unobservable inputs to reasonably possible alternatives. Sensitivity data were calculated using a number of techniques including analyzing price dispersion of different price sources, adjusting model inputs to analyze changes within the fair value methodology.

	12/31/2022		12/31/2021
	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Provisional Debt Securities of Financial Trusts	1,223	(1,176)	300	(295)
Corporate bonds	2,622	(2,537)	29,777	(27,449)
Changes in fair value levels
The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy as well as the resulting determination of transfers between levels 1, 2 and 3 at each period end.
As of December 31, 2022 and 2021, the Bank has not recognized any transfers between levels 1, 2 and 3 of the fair value hierarchy.
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

BANCO MACRO SA AND ITS SUBSIDIARIES

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
The following table shows a comparison between the fair value and the carrying amount of financial instruments not measured at fair value as of December 31, 2022 and 2021:

	12/31/2022
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in Banks	250,089,093	250,089,093			250,089,093
Repo transactions	61,929,317	61,929,317			61,929,317
Other financial assets	53,436,257	53,436,257			53,436,257
Loans and other financing	598,600,865			521,939,679	521,939,679
Other debt securities	599,259,838	511,722,746	82,669,663	96,304	594,488,713
Financial assets delivered as guarantee	30,620,278	30,620,278			30,620,278

Total	1,593,935,648	907,797,691	82,669,663	522,035,983	1,512,503,337

Financial liabilities
Deposits	1,295,395,069	649,076,325		645,261,404	1,294,337,729
Other financial liabilities	135,091,316	130,781,463	4,371,904		135,153,367
Financing received from the BCRA and other financial entities	2,449,342	2,382,151	51,963		2,434,114
Issued corporate bonds	2,715,556		2,638,551		2,638,551
Subordinated corporate bonds	72,129,837		58,815,433		58,815,433

Total	1,507,781,120	782,239,939	65,877,851	645,261,404	1,493,379,194

	12/31/2021
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in Banks	335,692,114	335,692,114			335,692,114
Repo transactions	61,176,357	61,176,357			61,176,357
Other financial assets	64,463,931	64,416,765			64,416,765
Loans and other financing	686,328,209			637,724,702	637,724,702
Other debt securities	46,832,279	44,550,843	1,265,887	304,156	46,120,886
Financial assets delivered as guarantee	34,993,147	34,993,147			34,993,147

Total	1,229,486,037	540,829,226	1,265,887	638,028,858	1,180,123,971

BANCO MACRO SA AND ITS SUBSIDIARIES

Composition	12/31/2021
	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial liabilities
Deposits	1,147,041,028	650,045,751		496,348,778	1,146,394,529
Other financial liabilities	131,278,389	129,516,534	2,794,914		132,311,448
Financing received from the BCRA and other financial entities	852,660	771,790	74,752		846,542
Issued corporate bonds	5,825,893		5,128,186		5,128,186
Subordinated corporate bonds	81,762,819		67,123,964		67,123,964

Total	1,366,760,789	780,334,075	75,121,816	496,348,778	1,351,804,669

14	BUSINESS COMBINATIONS
On October 1, 2021, the Bank exercised a call option to reach 24.99% of the equity interest in Fintech SGR, being this a structured entity in which the Bank has control (see also notes 1 and 3 item “consolidation basis”).
Assets acquired and liabilities assumed
The fair value of the identifiable assets and liabilities of Fintech SGR and the risk fund (“Fondo de Riesgo”), as of the date of acquisition, were as follows (figures stated in terms of purchasing power at the acquisition date):

Composition	Fair value recognized on acquisition
	SGR	Risk fund
Assets	115,632	1,673,303
Cash and deposits in Banks	487	180,729
Debt Securities at fair value through profit or loss		1,211,953
Other financial assets	77,082	279,840
Property, plant and equipment	1,108
Deferred tax assets	7,724
Other non-financial assets	29,231	781
Liabilities	97,776	1,673,303
Other financial liabilities		1,658,508
Other non-financial liabilities	97,776	14,795
Net assets acquired at fair value	17,856
The goodwill generated by the acquisition of Fintech SGR arising from the acquisition date amounted to 44,460.
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
The Bank holds an investment in the associate Macro Warrants SA. The existence of significant influence is evidenced by the representation the Bank has in the Board of Directors of the associate. In order to measure this investment, the Bank used accounting information of Macro Warrants SA as of September 30, 2022. Additionally, the Bank has considered, when applicable, the material transactions or events occurring between October 1, 2022 and December 31, 2022.
The following table presents the summarized financial information on the Bank’s investment in the associate:

Summarized statement of financial position	12/31/2022	12/31/2021
Total assets	127,243	173,171
Total liabilities	15,965	24,560
Shareholders’ equity	111,278	148,611

Proportional Bank’s interest	5%	5%

Investment carrying amount	5,564	7,431

As of December 31, 2022, 2021 and 2020, the investment carrying amount in the net income for the fiscal years amounted to (1,621), 549 and 2,191, respectively.

b)	Play Digital SA
As explained in note 1, the Bank holds an investment in the associate Play Digital SA. The existence of significant influence is evidenced by the representation the Bank has in the Board of Directors of the associate. In order to measure this investment, the Bank used accounting information of Play Digital SA as of September 30, 2022. Additionally, the Bank has considered, when applicable, the material transactions or events occurring between October 1, 2022 and December 31, 2022.
The following table presents the summarized financial information on the Bank’s interest in the associate:

Summarized statement of financial position	12/31/2022	12/31/2021
Total assets	4,321,080	3,630,568
Total liabilities	446,741	306,601
Shareholders’ equity	3,874,339	3,323,967
Irrevocable capital contributions made during 2022 pending capitalization (see note 1)	(4,596,480)
Adjusted Shareholders’ equity	(722,141)	3,323,967

Proportional Bank’s interest (see note 1)	8.9927%	10.0197%

Equity interest	(64,940)	333,052

Irrevocable capital contribution made in January and July 2022 (see note 1)	487,899

Investment carrying amount	422,959	333,052

As of December 31, 2022, 2021 and 2020, the investment carrying amount in the net income for the fiscal years amounted to and (414,107), (146,964) and (235,996), respectively.

BANCO MACRO SA AND ITS SUBSIDIARIES

15.2	Joint ventures
The Bank participates in the following joint ventures:

a)	Banco Macro SA – Wordline Argentina SA Unión transitoria
On April 7, 1998, the Bank executed an agreement with Siemens Itron Services SA to organize an joint venture (UTE, for its acronym in Spanish) controlled on a joint basis through a 50% interest, the purpose of which is to facilitate a data processing center for the tax administration, to modernize the systems and tax collection processes of the Province of Salta and manage and recover municipal taxes and fees.
The following table presents the summarized financial information on the Bank’s investment in the UTE:

Summarized statement of financial position	12/31/2022	12/31/2021
Total assets	1,551,310	1,381,302
Total liabilities	265,824	321,017
Shareholders’ equity	1,285,486	1,060,285

Proportional Bank’s interest	50%	50%

Investment carrying amount	642,743	530,143

As of December 31, 2022, 2021 and 2020, the investment carrying amount in the net income for the fiscal years amounted to 322,924, 339,521 and 218,172, respectively.

b)	Finova SA
As explained in note 1, on October 1, 2021, the Bank acquired the 50% of Finova SA. The Bank has common control over this company, as the decisions about the relevant activities require unanimous consent. In order to measure this investment, the Bank used accounting information of Finova SA as of September 30, 2022. Additionally, the Bank has considered, when applicable, the material transactions or events occurring between October 1, 2022 and December 31, 2022.
The following table presents the summarized financial information on the Bank in this company, which as explained in note 3, section 3.5 “Investment in associates and joint arrangements”, is measured at equity method plus goodwill:

Summarized statement of financial position	12/31/2022	12/31/2021
Total assets	50,945	75,747
Total liabilities	8,287	7,967
Shareholders’ equity	42,658	67,780

Proportional Bank’s interest	50%	50%

Equity interest	21,329	33,890

Goodwill	49,004	49,004

Investment carrying amount	70,333	82,894

As of December 31, 2022 and 2021, the investment carrying amount in the net income for the fiscal years amounted to (12,562) and (22,562), respectively.

BANCO MACRO SA AND ITS SUBSIDIARIES

16	PROPERTY, PLANT AND EQUIPMENT
The changes in property, plant and equipment during the fiscal years ended on December 31, 2022 and 2021 are as follows:

Item	12/31/2022
	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers	Exchange differences	Depreciation for the fiscal year						Residual value at the end of the fiscal year
							Accumulated	Transfers	Decrease	Exchange differences	For the fiscal year	At the end
Cost
Real property	93,362,070	50	595,519	122,169	1,368,237		9,384,580	(78,527)	20,995		2,047,203	11,332,261	83,871,396
Furniture and facilities	12,879,168	10	413,627	1,654	1,491,837	(181)	6,344,990	4	549	(145)	1,149,876	7,494,176	7,288,621
Machinery and equipment	18,318,136	5	2,098,953	5,590	1,052,134	(179)	12,646,651	(1,535)	5,358	(457)	2,692,115	15,331,416	6,132,038
Vehicles	2,602,997	5	449,948	176,501	(9,208)	7,739	2,134,400	(699)	115,344	14	263,049	2,281,420	593,555
Other	1,739	3				(911)	828			(1,058)	558	328	500
Work in progress	3,089,819		2,709,731		(4,503,132)								1,296,418
Right of use real property	7,353,968	5	867,251	96,195		(3,095)	4,104,964		59,692	(255)	1,395,703	5,440,720	2,681,209

Total property, plant and equipment	137,607,897		7,135,029	402,109	(600,132)	3,373	34,616,413	(80,757)	201,938	(1,901)	7,548,504	41,880,321	101,863,737

Item	12/31/2021
	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers (1)	Exchange differences	Depreciation for the fiscal year						Residual value at the end of the fiscal year
							Accumulated	Transfers (1)	Decrease	Exchange differences	For the fiscal year	At the end
Cost
Real property	89,603,312	50	581,468	170,251	3,347,541		7,337,992	191,404	21,520		1,876,704	9,384,580	83,977,490
Furniture and facilities	11,676,005	10	378,954	3,915	828,386	(262)	5,253,668	261	2,039	(218)	1,093,318	6,344,990	6,534,178
Machinery and equipment	16,148,014	5	1,244,554	59,966	987,034	(1,500)	10,158,717	(1,371)	9,007	(984)	2,499,296	12,646,651	5,671,485
Vehicles	2,508,068	5	250,176	161,513	6,266		2,052,788	348	142,235		223,499	2,134,400	468,597
Other	2,591	3	614	808		(658)	1,199		808	(354)	791	828	911
Work in progress	2,465,445		4,292,728		(3,668,354)								3,089,819
Right of use real property	6,104,186	5	1,274,776	47,589	31,279	(8,684)	2,648,786	1,423	40,239	(2,628)	1,497,622	4,104,964	3,249,004

Total property, plant and equipment	128,507,621		8,023,270	444,042	1,532,152	(11,104)	27,453,150	192,065	215,848	(4,184)	7,191,230	34,616,413	102,991,484

(1)	During the fiscal year 2021, under this item transfers were made to non-current assets held for sale.

BANCO MACRO SA AND ITS SUBSIDIARIES

17	INVESTMENT PROPERTIES
The changes in investment property (including in “Other non-financial assets” – see note 19) during the fiscal years ended on December 31, 2022 and 2021 are as follow:

Item	12/31/2022
	Original Value at beginning of fiscal year	Useful life estimated in years	Increase	Decrease	Transfers (1)	Exchange differences	Depreciation for the fiscal year						Residual value at the end of the fiscal year
							Accumulated	Transfers (1)	Decrease	Exchange differences	For the fiscal year	At the end
Cost
Leased properties	449,989	50	1,156		(54,526)		16,256	38,437			5,268	59,961	336,658
Other investment properties	1,370,837	50	9,976,486	26,330	(2,688,777)	(4)	110,434	(5,699)	2,297		176,486	278,924	8,353,288

Total investment property	1,820,826		9,977,642	26,330	(2,743,303)	(4)	126,690	32,738	2,297		181,754	338,885	8,689,946

Item	12/31/2021
	Original Value at beginning of fiscal year	Useful life estimated in years	Increase	Decrease	Transfers	Exchange differences	Depreciation for the fiscal year						Residual value at the end of the fiscal year
							Accumulated	Transfers	Decrease	Exchange differences	For the fiscal year	At the end
Cost
Leased properties	647,497	50			(197,508)		106,305	(96,629)			6,580	16,256	433,733
Other investment properties	2,490,034	50	247,628	46,210	(1,320,485)	(130)	149,274	(94,776)	7,571		63,507	110,434	1,260,403

Total investment property	3,137,531		247,628	46,210	(1,517,993)	(130)	255,579	(191,405)	7,571		70,087	126,690	1,694,136

(1)	During the fiscal year 2022, under this item transfers were made to non-current assets held for sale.

18	INTANGIBLE ASSETS
The changes in intangible assets during the fiscal years ended on December 31, 2022 and 2021 are as follow:

Item	12/31/2022
	Original Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Depreciation of the fiscal year					Residual value at the end of the fiscal year
						Accumulated	Transfers	Decrease	Of the fiscal year	At the end
Cost
Licenses	9,760,068	5	1,311,705		89,994	5,970,420	3,376		1,842,469	7,816,265	3,345,502
Other intangible assets	31,680,407	5	7,299,511	33,558	(79,756)	19,099,090	(1,330)	1,314	5,675,900	24,772,346	14,094,258

Total intangible assets	41,440,475		8,611,216	33,558	10,238	25,069,510	2,046	1,314	7,518,369	32,588,611	17,439,760

BANCO MACRO SA AND ITS SUBSIDIARIES

Item	12/31/2021
	Original Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Depreciation of the fiscal year					Residual value at the end of the fiscal year
						Accumulated	Transfers	Decrease	Of the fiscal year	At the end
Cost
Licenses	8,084,142	5	1,695,543		(19,617)	4,193,712	(660)		1,777,368	5,970,420	3,789,648
Other intangible assets	25,374,163	5	6,306,426	182		14,257,429		43	4,841,704	19,099,090	12,581,317

Total intangible assets	33,458,305		8,001,969	182	(19,617)	18,451,141	(660)	43	6,619,072	25,069,510	16,370,965

19	OTHER NON-FINANCIAL ASSETS
The composition of the other non-financial assets as of December 31, 2022 and 2021 is as follows:

Composition	12/31/2022	12/31/2021
Investment property (see note 17)	8,689,946	1,694,136
Advanced prepayments	2,347,616	1,617,108
Tax advances	1,230,143	855,688
Other	185,165	374,911

Total	12,452,870	4,541,843

20	RELATED PARTIES
A related party is a person or entity that is related to the Bank:

•	has control or joint control of the Bank;

•	has significant influence over the Bank;

•	is a member of the key management personnel of the Bank or of the parent of the Bank;

•	members of the same group;

•	one entity is an associate (or an associate of a member of a group of which the other entity is a member).
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

BANCO MACRO SA AND ITS SUBSIDIARIES

The amounts balances as of December 31, 2022 and 2021 and the profit or loss for the fiscal years ended December 31, 2022, 2021 and 2020, related to transactions generated with related parties are as follows:

	As of December 31, 2022
	Main subsidiaries (1)					Associates	Key management personnel (2)	Other related parties	Total
	Macro Bank Limited	Macro Securities SAU	Macro Fondos SGFCISA	Argenpay SAU	Fintech SGR
Assets
Cash and deposits in Banks	1,419								1,419
Other financial assets					3,017,035		232,533	19	3,249,587
Loans and other financing (3)
Overdraft							56,268	420,910	477,178
Credit cards							189,716	49,820	239,536
Lease								66,686	66,686
Personal loans							1,162		1,162
Mortgage loans							542,582		542,582
Other loans		2,113,373					151,849	1,400,121	3,665,343
Guarantee granted								1,540,021	1,540,021
Other non-financial assets

Total assets	1,419	2,113,373			3,017,035		1,174,110	3,477,577	9,783,514

Liabilities
Deposits	2,936,305	65,353	58,138	116	84,710	4,161,737	2,299,339	9,605,698
Liabilities at fair value through profit or loss							164,605	164,605
Other financial liabilities						51,690	12,028	63,718
Issued corporate bonds	109,275	178,907						288,182
Subordinated corporate bonds				144,549				144,549
Other non-financial liabilities							20,216	20,216

Total liabilities	3,045,580	244,260	58,138	144,665	84,710	4,213,427	2,496,188	10,286,968

Income / (loss)
Interest income		4,323					293,908	1,983,298	2,281,529
Interest expense						(22,970)	(104,453)	(69,030)	(196,453)
Commissions income		24,841	156		792	345	61	105,069	131,264
Commissions expense					(10,647)		(51)	(1,143)	(11,841)
Other operating income	5			40	1,304,736			52	1,304,833
Credit loss expense on financial assets		(374)							(374)
Administrative expense								(585,739)	(585,739)
Other operating expense		(14,511)						(70,829)	(85,340)

Total Income / (loss)	5	14,279	156	40	1,294,881	(22,625)	189,465	1,361,678	2,837,879

(1)	These transactions are eliminated during the consolidation process.
(2)	Includes close family members of the key management personnel.
(3)
The maximum financing amount for loans and other financing as of December 31, 2022 for Macro Securities SAU, Fintech SGR, Key management personnel and other related parties amounted to 4,528,425, 2,535,472, 1,319,372 and 16,840,167, respectively.

BANCO MACRO SA AND ITS SUBSIDIARIES

	As of December 31, 2021
	Main subsidiaries (1)					Associates	Key management personnel (2)	Other related parties	Total
	Macro Bank Limited	Macro Securities SAU	Macro Fondos SGFCISA	Argenpay SAU	Fintech SGR
Assets
Cash and deposits in Banks	1,603								1,603
Other financial assets					1,477,165		290,117	281,735	2,049,017
Loans and other financing (3)
Documents								55,596	55,596
Overdraft							156,620	492,704	649,324
Credit cards							139,924	105,138	245,062
Lease								55,956	55,956
Personal loans							2,776		2,776
Mortgage loans							499,837		499,837
Other loans		2,697,732					148,709	3,095,126	5,941,567
Guarantee granted								1,993,430	1,993,430
Other non-financial assets							47		47

Total assets	1,603	2,697,732			1,477,165		1,238,030	6,079,685	11,494,215

Liabilities
Deposits	8	3,097,952	318,915	133,622	60	102,927	7,197,104	3,339,357	14,189,945
Financial liabilities at fair value through profit or loss								3,169,891	3,169,891
Other financial liabilities							95,016	485,510	580,526
Subordinated corporate bonds					81,844				81,844
Other non-financial liabilities								29,963	29,963

Total liabilities	8	3,097,952	318,915	133,622	81,904	102,927	7,292,120	7,024,721	18,052,169

Income / (loss)
Interest income		6,960				317,425	2,798,993	3,123,378
Interest expense		(8,205)			(33,765)	(74,764)	(109,111)	(225,845)
Commissions income		42,841	232	56	434	37	196,373	239,973
Commissions expense				(699)		(45)	(343)	(1,087)
Net gain from measurement of financial instruments at fair value through profit or loss				45,691				45,691
Other operating income	8	6,693		13,049			62	19,812
Administrative expense							(468,070)	(468,070)
Other operating expense							(144,963)	(144,963)

Total Income / (loss)	8	48,289	232	58,097	(33,331)	242,653	2,272,941	2,588,889

(1)	These transactions are eliminated during the consolidation process.
(2)	Includes close family members of the key management personnel.
(3)
The maximum financing amount for loans and other financing as of December 31, 2021 for Macro Securities SAU, Fintech SGR, Key management personnel and other related parties amounted to 2,720,419, 1,477,165, 1,395,627 and 11,912,135, respectively.

BANCO MACRO SA AND ITS SUBSIDIARIES

	As of December 31, 2020
	Main subsidiaries (1)				Associates	Key management personnel (2)	Other related parties	Total
	Macro Bank Limited	Macro Securities SAU	Macro Fondos SGFCISA	Argenpay SAU
Income / (loss)
Interest income		138,247				177,940	1,868,020	2,184,207
Interest expense		(1,844)			(26,062)	(2,627,002)	(2,168,471)	(4,823,379)
Commissions income		31,569	903		262	456	181,078	214,268
Commissions expense						(397)	(691)	(1,088)
Net gain from measurement of financial instruments at fair value through profit or loss							52,516	52,516
Other operating income	12			3			68	83
Credit loss expense on financial assets		(20,246)						(20,246)
Administrative expense							(491,664)	(491,664)
Other operating expense							(225,696)	(225,696)

Income / (loss)	12	147,726	903	3	(25,800)	(2,449,003)	(784,840)	(3,110,999)

(1)	These transactions are eliminated during the consolidation process.
(2)	Includes close family members of the key management personnel.
Transactions generated by the Bank with its related parties for transactions arranged within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.
The Bank does not have loans granted to directors and other key management personnel secured with shares.
Total remunerations received as salary and bonus by the key management personnel as of December 31, 2022, 2021 and 2020, totaled 1,057,003, 1,131,565 and 952,030, respectively.
In addition, fees received by the Directors as of December 31, 2022, 2021 and 2020 amounted to 1,802,678, 2,227,536 and 5,010,554, respectively.
Additionally, the composition of the Board of Directors and key management personnel of the Bank and its subsidiaries is as follows:

Composition	12/31/2022	12/31/2021
Board of Directors	22	21
Senior managers of the key management personnel	12	12

Total	34	33

BANCO MACRO SA AND ITS SUBSIDIARIES

21	OTHER FINANCIAL LIABILITIES
The composition of the other financial liabilities as of December 31, 2022 and 2021 is as follows:

Composition	12/31/2022	12/31/2021
Credit and debit card settlement—due to merchants	73,511,478	64,371,122
Amounts payable for spot purchases of foreign currency pending settlement	16,050,423	30,215,931
Amounts payable for other spot purchases pending settlement	14,735,430	13,776,398
Amounts payable for spot purchases of government securities pending settlement	9,780,493	3,161,103
Payment orders pending to foreign exchange settlement	5,692,820	5,793,940
Collections and other transactions on account and behalf of others	2,805,941	4,736,909
Finance leases liabilities (see note 22)	1,965,258	2,766,394
Other	10,549,473	6,456,592

Total	135,091,316	131,278,389

22	LEASES

22.1	The Bank as a lessee
The Bank has lease contracts mainly for real properties recognized in the item “Property, plant and equipment”. Generally, the Bank is restricted from assigning or subleasing the leased assets.
As of December 31, 2022 and 2021, the carrying amount of assets recognized for the right-of-use assets identified in the lease contracts, depreciation expense for the fiscal year and the additions to right-of-use assets are disclosed in note 16.
Set out below are the carrying amounts of lease liabilities and the movements during the fiscal year:

Movements	2022	2021	2020
At the beginning of the fiscal year	2,766,394	3,456,332	3,670,412
Additions	636,104	962,042	1,119,825
Accretion of interest	385,368	426,069	531,554
Difference in foreign currency	710,151	435,238	858,570
Payments	(1,023,305)	(1,505,130)	(1,651,745)
Monetary effects	(1,509,454)	(1,008,157)	(1,072,284)

At the end of the fiscal year (see note 21)	1,965,258	2,766,394	3,456,332

The short-term leases were recognized as expense for an amount of 14,024, 15,554 and 16,661 for the years ended December 31, 2022, 2021 and 2020, respectively.
The table below shows the maturity of the lease liabilities as of December 31, 2022 and 2021:

Lease liabilities	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Balances as of 12/31/2022	102,002	167,767	230,466	375,032	875,267	459,239	630,752	1,089,991
Balances as of 12/31/2021	117,881	205,207	281,639	477,223	1,081,950	719,887	964,557	1,684,444

BANCO MACRO SA AND ITS SUBSIDIARIES

22.2	The Bank as a lessor
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
The following table shows the reconciliation between the total gross investment of financial leases and the current value of the minimum payment receivables for such leases:

	12/31/2022		12/31/2021
	Current value of minimum payments	Total gross Investment	Current value of minimum payments	Total gross Investment
Up to 1 year	1,045,035	694,131	449,698	217,952
From 1 to 5 years	1,151,911	692,670	1,073,166	713,139

Total	2,196,946	1,386,801	1,522,864	931,091

Income for non-accrued interests amounted to 810,145, 591,773 and 126,454 for the years ended December 31, 2022 2021 and 2020, respectively.

23	PROVISIONS
This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.
The changes in provisions during the fiscal years ended on December 31, 2022 and 2021 are as follow:

Item	Amounts at beginning of fiscal year	Increases	Decreases		Monetary effects	12/31/2022
			Reversals	Charge off
For administrative, disciplinary and criminal penalties	972				(472)	500
Letters of credit, guarantees and other commitments (1)	687,783	597,408			(513,370)	771,821
Commercial claims in progress	618,540	359,718		123,645	(360,003)	494,610
Labor lawsuits	419,573	566,056		484,148	(235,115)	266,366
Pension funds—reimbursement	206,987	556,916		23,843	(221,570)	518,490
Other	1,287,157	877,826		541,898	(886,740)	736,345

Total provisions	3,221,012	2,957,924		1,173,534	(2,217,270)	2,788,132

BANCO MACRO SA AND ITS SUBSIDIARIES

Item	Amounts at beginning of fiscal year	Increases	Decreases		Monetary effects	12/31/2021
			Reversals	Charge off
For administrative, disciplinary and criminal penalties	2,112	81,094	491	80,987	(756)	972
Letters of credit, guarantees and other commitments (1)	68,213	733,472		2,476	(111,426)	687,783
Commercial claims in progress	2,026,171	725,219		1,666,413	(466,437)	618,540
Labor lawsuits	669,642	518,976		548,277	(220,768)	419,573
Pension funds—reimbursement	261,241	80,570		35,614	(99,210)	206,987
Other	825,855	1,511,860		673,328	(377,230)	1,287,157

Total provisions	3,853,234	3,651,191	491	3,007,095	(1,275,827)	3,221,012

(1)	These amounts correspond to the ECL calculated for contingent transactions, which are mentioned in note 4.
The expected terms to settle these obligations are as follows:

Composition	12/31/2022		12/31/2022	12/31/2021
	Within 12 months	Over 12 months
For administrative, disciplinary and criminal penalties		500	500	972
Letters of credits, guarantees and other commitments (1)	771,821		771,821	687,783
Commercial claims in progress (2)	170,878	323,732	494,610	618,540
Labor lawsuits	220,529	45,837	266,366	419,573
Pension funds—reimbursement	303,631	214,859	518,490	206,987
Other	12,370	723,975	736,345	1,287,157

Total	1,479,229	1,308,903	2,788,132	3,221,012

(1)	These amounts correspond to the ECL calculated for contingent transactions are mentioned in note 4.
(2)	See also note 50.2.
In the opinion of the Bank’s Management and its legal counsel, there are no other significant effects other than those disclosed in these consolidated Financial Statements, the amounts and settlement terms of which have been recognized based on the current value of such estimates, considering the probable settlement date thereof.

BANCO MACRO SA AND ITS SUBSIDIARIES

24	OTHER NON-FINANCIAL LIABILITIES
The composition of other non-financial liabilities as of December 31, 2022 and 2021 is as follows:

Composition	12/31/2022	12/31/2021
Withholdings	15,864,725	13,681,499
Salaries, bonuses and payroll taxes payables (see note 25)	10,968,737	12,823,688
Taxes payables	7,711,416	6,263,018
Miscellaneous payables	2,954,543	3,700,097
Retirement pension payment orders pending settlement	1,124,896	824,014
Fees payables	686,058	606,697
Dividends payables (see note 42)		51,776,837
Other	3,498,916	4,083,075

Total	42,809,291	93,758,925

25	EMPLOYEE BENEFITS PAYABLE
The table below presents the amounts of employee benefits payable as of December 31, 2022 and 2021:

Short-term employee benefits	12/31/2022	12/31/2021
Salaries, bonuses and payroll taxes payables	6,274,225	6,276,869
Vacation accrual	4,694,512	6,546,819

Total short-term employee benefits	10,968,737	12,823,688

The Bank has not long-term employee benefits or post-employment benefits as of December 31, 2022 and 2021.

26	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED
The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of December 31, 2022 and 2021:

12/31/2022	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Assets
Cash and deposits in banks	250,089,093
Debt securities at fair value through profit or loss		3,606,944	23,020,407	81,818,949	82,227,649	190,673,949	13,052,363	7,327,800	20,380,163
Derivative financial instruments		8,486	15,431	18,982		42,899
Repo transactions		61,929,317				61,929,317
Other financial assets	11,450,388	34,052,024	13,881	670,485		34,736,390		11,757,745	11,757,745
Loans and other financing (1)	1,456,402	263,317,125	49,526,049	56,306,665	60,009,135	429,158,974	58,903,976	109,081,513	167,985,489
Other debt securities		524,429,286	103,215,492	4,794,898	53,209,468	685,649,144	13,647,213	37,875,474	51,522,687
Financial assets delivered as guarantee	30,620,278
Equity instruments at fair value through profit or loss	839,458

Total assets	294,455,619	887,343,182	175,791,260	143,609,979	195,446,252	1,402,190,673	85,603,552	166,042,532	251,646,084

BANCO MACRO SA AND ITS SUBSIDIARIES

12/31/2022	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Liabilities
Deposits	640,314,252	533,536,796	104,045,528	16,006,720	1,471,095	655,060,139	6,295	14,383	20,678
Financial liabilities at fair value through profit or loss		526,027				526,027
Derivative financial instruments		1,715	656			2,371
Other financial liabilities		130,625,153	361,232	307,095	632,952	131,926,432	882,492	2,282,392	3,164,884
Financing received from the BCRA and other financial institutions		291,701	511,370	1,603,567	42,704	2,449,342
Issued corporate bonds			6,488			6,488	2,709,068		2,709,068
Subordinated corporate bonds				1,420,220		1,420,220		70,709,617	70,709,617

Total liabilities	640,314,252	664,981,392	104,925,274	19,337,602	2,146,751	791,391,019	3,597,855	73,006,392	76,604,247

12/31/2021	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Assets
Cash and deposits in banks	335,692,114
Debt securities at fair value through profit or loss		1,525,952	1,474,529	20,176,091	19,065,153	42,241,725	11,294,313	9,589,786	20,884,099
Derivative financial instruments				2,524		2,524
Repo transactions		61,176,357				61,176,357
Other financial assets	7,874,914	49,496,919	111,957	1,528,837		51,137,713		9,484,594	9,484,594
Loans and other financing (1)	319,135	253,753,643	59,795,230	64,027,592	73,753,391	451,329,856	77,414,659	157,264,559	234,679,218
Other debt securities		274,716,307	866,320	102,867,349	87,212,086	465,662,062	83,487,292	7,913,582	91,400,874
Financial assets delivered as guarantee	34,993,147
Equity instruments at fair value through profit or loss	7,365,144

Total assets	386,244,454	640,669,178	62,248,036	188,602,393	180,030,630	1,071,550,237	72,196,264	184,252,521	356,448,785

Liabilities
Deposits	638,343,581	399,889,458	96,274,539	11,568,297	903,931	508,636,225	60,388	834	61,222
Financial liabilities at fair value through profit or loss		3,170,711				3,170,711
Derivative financial instruments				4,933		4,933
Other financial liabilities		127,634,084	342,630	328,624	772,335	129,077,673	1,231,714	969,002	2,200,716
Financing received from the BCRA and other financial institutions		458,183	349,829	22,788	11,922	842,722	9,938		9,938
Issued corporate bonds				5,825,893		5,825,893
Subordinated corporate bonds				1,782,882		1,782,882		79,979,937	79,979,937

Total liabilities	638,343,581	531,152,436	96,966,998	19,533,417	1,688,188	649,341,039	1,302,040	80,949,773	82,251,813

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

BANCO MACRO SA AND ITS SUBSIDIARIES

27	FOREIGN CURRENCY AMOUNTS
The following tables show the amounts of assets and liabilities in foreign currency as of December 31, 2022 and 2021:

		12/31/2022				12/31/2021
	Total parent company and local branches	Total per currency
Item		US dollar	Euro	Real	Other	Total
Assets
Cash and deposits in banks	210,633,760	209,280,210	906,888	39,623	407,039	237,705,445
Debt securities at fair value through profit or loss	177,936,106	177,936,106				2,403,624
Other financial assets	15,674,298	15,673,799	499			11,667,552
Loans and other financing	35,940,193	35,940,193				29,871,080
From the non-financial private sector and foreign residents	35,940,193	35,940,193				29,871,080
Other debt securities	53,834,855	53,834,855				65,977,832
Financial assets delivered as guarantee	4,897,889	4,886,503	11,386			4,474,038
Equity Instruments at fair value through profit or loss	159,400	159,400				136,351

Total assets	499,076,501	497,711,066	918,773	39,623	407,039	352,235,922

Liabilities
Deposits	171,020,993	170,830,412	190,581			188,175,885
Non-financial government sector	6,163,095	6,163,095				14,953,269
Financial sector	1,399,299	1,399,299				1,481,552
Non-financial private sector and foreign residents	163,458,599	163,268,018	190,581			171,741,064
Liabilities at fair value through profit or loss	526,027	526,027				246,045
Other financial liabilities	16,098,638	15,901,667	175,733		21,238	12,676,197
Financing from Central Bank and other financial Institutions	2,397,637	2,397,637				538,958
Issued corporate bonds	2,715,556	2,715,556
Subordinated corporate bonds	72,129,837	72,129,837				81,762,819
Other non-financial liabilities	54,067	54,067				78,773

Total liabilities	264,942,755	264,555,203	366,314		21,238	283,478,677

28	DISCLOSURES BY OPERATING SEGMENT
For management purposes, the Bank’s Management has determined that it has only one operating segment related to the banking business. In this sense, the Bank supervises the operating segment income (loss) for the period in order to make decisions about resources to be allocated to the segment and assess its performance, which is measured on a consistent basis with the profit or loss in the Financial Statements.

BANCO MACRO SA AND ITS SUBSIDIARIES

29	INCOME TAX

a)	Inflation adjustment on income tax
Tax Reform Law 27,430, amended by Laws 27,468 and 27,541, established the following, regarding inflation adjustment on income tax for the fiscal years beginning on January 1, 2018.

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
As of December 31, 2022 and 2021, all the conditions established by the income tax Law to practice the inflation adjustment are met and the current and deferred income tax was recognized, including the effects of the application of the inflation adjustment on income taxes established by Law (see section “Fiscal years 2019 and 2020” of this note).

b)	Income tax rate
On June 16, 2021, through Decree No. 387/2021, Law No. 27,630 was issued. This law established for fiscal years beginning on or after January 1, 2021, a progressive tax rates scheme of 25%, 30% and 35% which will be applied, on a progressively basis, to the taxable accumulated net profit at the end of each fiscal year.

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
Deferred tax assets and deferred tax liabilities in the statement of financial position are as follows:

Composition	12/31/2022	12/31/2021
Deferred tax assets
Loans and other financing	3,767,723	5,130,863
Provisions and employee benefits	1,547,519	2,131,922
Allowances for contingencies	895,959	894,586
Leases	333,342	342,289
Investments in other companies	62,489
Other	731,636	774,998

Total deferred tax assets	7,338,668	9,274,658

BANCO MACRO SA AND ITS SUBSIDIARIES

Composition	12/31/2022	12/31/2021
Deferred tax liabilities
Property, plant and equipment and other non-financial assets	11,098,037	10,996,257
Intangible assets	6,062,959	5,712,777
Investments in other companies		2,398,004
Tax effects on forward sales	3,093,064	1,816,643
Other	145,942	427,045

Total deferred tax liabilities	20,400,002	21,350,726

Net deferred tax liabilities	13,061,334	12,076,068

In the consolidated Financial Statements, tax assets (current and deferred) of an entity of the Group shall not be offset with the tax liabilities (current and deferred) of another entity of the Group because they correspond to income tax applicable to different taxpayers and also they are not legally entitled before the tax authority to pay or receive only one amount to settle the net position.
Changes in net deferred tax assets and liabilities as of December 31, 2022 and 2021 are summarized as follows:

Composition	12/31/2022	12/31/2021
Net deferred tax liabilities at beginning of the fiscal year	12,076,068	21,713,475
Loss / (Profit) for deferred taxes recognized in the statement of income	985,266	(9,637,407)

Net deferred tax liabilities at fiscal year end	13,061,334	12,076,068

The main items of income tax expense in the consolidated Financial Statements are as follows:

Composition	12/31/2022	12/31/2021	12/31/2020
Current income tax expense (1)	17,384,600	11,947,717	18,717,802
Loss / (Profit) for deferred taxes	985,266	(9,637,407)	19,643,360

Income tax loss recorded in the statement of income	18,369,866	2,310,310	38,361,162
Income tax (profit) / loss recorded in other comprehensive income	(2,447,327)	2,355,647	376,372

Total	15,922,539	4,665,957	38,737,534

(1)	See section “Fiscal years 2019 and 2020” of this note.
The table below shows the reconciliation between income tax and the amounts obtained by applying the current tax rate in Argentina to the income carrying amount:

Composition	12/31/2022	12/31/2021	12/31/2020
Income carrying amount before income tax	59,143,532	46,865,902	115,262,256
Applicable income tax rate	35%	35%	30%

Income tax on income carrying amount	20,700,236	16,403,066	34,578,677

Net permanent differences and other tax effects including the fiscal inflation adjustment	(2,330,370)	(14,092,756)	3,782,485

Total income tax	18,369,866	2,310,310	38,361,162

BANCO MACRO SA AND ITS SUBSIDIARIES

As of December 31, 2022, 2021 and 2020 the effective income tax rate is 31.1%, 4.9% and 33.3%, respectively. During fiscal year 2021, the effective income tax rate was affected by the inflation adjustment determined for accounting and income tax purposes, both current and deferred.
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
As to the tax periods mentioned in previous paragraphs, on November 1, 2021, the AFIP notified the beginning of an income tax audit, which is in progress.
Along with the filings mentioned in the first paragraph of this section, on December 28, 2021, the Bank filed petitions for declaratory judgment with the Federal Administrative Contentious Court for the periods under analysis. The file 22274/2021, for the fiscal year 2019, is in process in Court No. 12 and the file 22278/2021, for the fiscal year 2020, is in process in Court No. 1.
Fiscal year 2021
On October 17, 2022, Banco Macro SA filed a reimbursement action with the AFIP requesting that 382,189 paid as income tax for the 2021 tax period be reimbursed.
On January 3, 2023, the AFIP notified the beginning of an income tax audit related to the abovementioned fiscal year, which is in progress.
Reimbursement actions – Fiscal years 2013 to 2017 and 2018
On October 24, 2019, Banco Macro SA filed with the AFIP-DGI (Argentine tax authorities) two reimbursement actions under the terms established by the first paragraph of section 81, Law No. 11,683 requesting the reimbursement of 4,782,766 and 5,015,451 (not restated amounts) paid to tax authorities as income tax during tax periods 2013 through 2017 and 2018, respectively, arising from the impossibility to apply the adjustment for inflation and other adjustment mechanisms set forth by Income Tax Law (prior to the amendments introduced by Laws No. 27,430 and 27,468 for periods 2013 through 2017, and as revised in 2019 and amended for the 2018 tax period), plus the related compensatory interest (SIGEA [case and file management system] files No. 19144-14224/2019 and 19144-14222/2019). Since tax authorities have not yet issued a resolution with respect to the abovementioned claims, on August 7, 2020, the Bank filed both reimbursement requests under the terms of section 81, Law No. 11,683 with the Federal Contentious and Administrative Trial Courts, which are pending in Courts No. 8 and 2 of such jurisdiction, respectively (cases No. 11285/2020 and 11296/2020).
Currently, the file for the fiscal year 2018 is in the evidence stage.
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

BANCO MACRO SA AND ITS SUBSIDIARIES

30	INTEREST INCOME

Composition	12/31/2022	12/31/2021	12/31/2020
Interest income
For cash and bank deposits	400,119	25,670	376,848
For government securities	208,959,332	14,675,564	18,885,906
For debt securities	193,000	589,978	4,727,847
For loans and other financing
Non-financial public sector	1,513,955	3,536,706	8,683,273
Financial public sector	535,913	1,316,788	2,975,732
Non-financial private sector
Overdrafts	25,399,566	15,724,089	31,792,681
Documents	25,583,152	18,258,697	13,991,383
Mortgage loans	37,615,857	29,769,780	23,739,549
Pledge loans	2,976,314	2,071,557	1,399,622
Personal loans	89,374,385	93,771,254	96,117,390
Credit cards	40,706,936	28,693,425	33,844,187
Leases	344,679	164,127	167,700
Other	26,929,464	30,183,128	38,851,829
For repo transactions
BCRA	12,635,845	16,524,972	20,498,507
Other financial institutions	648,984	102,615	281,310

Subtotal Interest and adjustment for the application of the effective interest rate of financial assets measured at amortized cost	473,817,501	255,408,350	296,333,764

Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through OCI From debt government securities	138,647,873	183,718,165	165,519,762

Subtotal Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through OCI	138,647,873	183,718,165	165,519,762

Total	612,465,374	439,126,515	461,853,526

31	INTEREST EXPENSE

Composition	12/31/2022	12/31/2021	12/31/2020
Interest expense
For deposits
Non-financial private sector
Checking accounts	15,477,783	2,563,967	5,809,585
Saving accounts	3,807,897	2,409,161	1,923,326
Time deposits and investments accounts	280,598,419	169,973,426	158,479,898
For Financing received from BCRA and other financial institutions	505,838	304,567	296,476

BANCO MACRO SA AND ITS SUBSIDIARIES

Composition (contd.)	12/31/2022	12/31/2021	12/31/2020
For repo transactions
Other financial institutions	975,643	573,796	575,543
For other financial liabilities	851,105	47,111	180,340
Issued corporate bonds	295,443	1,679,267	4,551,115
For subordinated corporate bonds	4,628,154	6,321,129	7,050,036

Total	307,140,282	183,872,424	178,866,319

32	COMMISSIONS INCOME

Composition	12/31/2022	12/31/2021	12/31/2020
Performance obligations satisfied at a point in time
Commissions related to obligations	42,688,825	39,677,960	38,203,565
Commissions related to credit cards	24,778,637	23,596,621	24,728,939
Commissions related to insurance	4,226,128	4,450,781	4,708,322
Commissions related to trading and foreign exchange transactions	1,527,054	1,701,807	1,578,214
Commissions related to securities value	1,263,515	1,477,199	1,600,914
Commissions related to loans and other financing	432,533	322,779	540,196
Commissions related to financial guarantees granted	10,385	11,527	3,406
Performance obligations satisfied over certain time period
Commissions related to credit cards	407,727	716,392	1,258,287
Commissions related to trading and foreign exchange transactions	59,020	75,697	123,195
Commissions related to loans and other financing	7,186	9,377	2,151
Commissions related to obligations	1,571	2,127	2,478
Commissions related to financial guarantees granted		184	1

Total	75,402,581	72,042,451	72,749,668

33	COMMISSIONS EXPENSE

Composition	12/31/2022	12/31/2021	12/31/2020
Commissions related to trading with debt securities	66,660	3,743
Commissions related to trading and foreign exchange transactions	249,774	298,075	345,534
Commissions paid ATM exchange	4,974,761	4,611,640	3,713,775
Checkbooks commissions and clearing houses	1,385,594	1,231,636	1,189,180
Credit cards and foreign trade commissions	736,806	732,958	771,040

Total	7,413,595	6,878,052	6,019,529

BANCO MACRO SA AND ITS SUBSIDIARIES

34	NET GAIN FROM MEASUREMENT OF FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

Composition	12/31/2022	12/31/2021	12/31/2020
For measurement of financial assets at fair value through profit or loss
Gain from government securities	18,344,550	32,948,560	29,628,460
Gain from private securities	19,736,146	2,421,028	2,492,791
(Loss) / Gain from derivative financial instruments
Forward transactions	752,927		223,311
Put options		(2,037,074)	1,226,165
(Loss) / Gain from other financial assets	(26,383)	(28,187)	7,816
Gain / (Loss) from equity instruments at fair value through profit or loss	6,750,429	(2,022,949)	7,419,946
(Loss) / Gain from sales or derecognition of financial assets at fair value	(398,793)	1,392,532	102,226
For measurement of financial liabilities at fair value through profit or loss
Loss from derivative financial instruments
Forwards transactions		(182,453)

Total	45,158,876	32,491,457	41,100,715

35	DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

Composition	12/31/2022	12/31/2021	12/31/2020
Translation of foreign currency assets and liabilities into pesos	61,080,728	7,984,321	9,637,394
Income from foreign currency exchange	1,192,854	1,069,055	2,798,910

Total	62,273,582	9,053,376	12,436,304

36	OTHER OPERATING INCOME

Composition	12/31/2022	12/31/2021	12/31/2020
Services	9,657,167	8,395,016	8,447,468
Adjustments and interest from other receivables	2,379,227	2,179,393	2,124,241
Adjustments from other receivables with CER clauses	1,679,397	681,084	517,870
Other receivables from financial intermediation	947,942	1,833,714	1,497,314
Sale of investment properties and other non-financial assets		76,116
For derecognition or substantial modification of financial liabilities			673,265
Other	6,513,703	2,094,389	2,528,281

Total	21,177,436	15,259,712	15,788,439

BANCO MACRO SA AND ITS SUBSIDIARIES

37	EMPLOYEE BENEFITS

Composition	12/31/2022	12/31/2021	12/31/2020
Remunerations	53,579,236	54,584,335	57,856,798
Payroll taxes	13,220,901	12,594,534	12,974,633
Compensations and bonuses to employees	8,115,316	7,611,677	5,733,506
Employee services	2,722,838	2,116,182	1,641,345

Total	77,638,291	76,906,728	78,206,282

38	ADMINISTRATIVE EXPENSES

Composition	12/31/2022	12/31/2021	12/31/2020
Taxes	6,415,867	5,704,624	5,452,552
Maintenance, conservation and repair expenses	6,236,440	6,461,974	6,675,055
Armored truck, documentation and events	5,273,648	5,650,513	6,009,747
Other fees	3,778,624	3,317,564	2,611,904
Security services	3,761,984	3,972,295	4,159,323
Electricity and communications	3,464,711	3,959,287	4,495,780
Software	2,492,439	3,103,996	3,139,455
Advertising and publicity	2,374,900	1,699,823	1,269,859
Fees to directors and syndics	1,975,113	1,522,421	4,772,748
Representation, travel and transportation expenses	683,335	470,077	377,227
Insurance	412,674	529,174	501,667
Stationery and office supplies	271,787	245,587	268,472
Hired administrative services	266,705	242,991	278,103
Leases	173,521	227,280	267,226
Other	1,573,923	2,030,073	2,471,588

Total	39,155,671	39,137,679	42,750,706

39	OTHER OPERATING EXPENSES

Composition	12/31/2022	12/31/2021	12/31/2020
Turnover tax	41,332,037	35,193,119	33,093,592
From credit cards	17,189,552	14,978,007	13,388,756
Charges for other provisions	2,448,840	3,174,705	3,321,314
Deposit guarantee fund contributions	1,913,030	2,029,167	2,174,668
Other adjustments and interests for miscellaneous obligations	1,205,618	504,379	531,554
Taxes	842,900	921,221	1,587,121
Loss from sale or impairment of investments in properties and other non-financial assets	542,323	140,151	389,234
Insurance claims	436,033	174,484	185,499
Donations	420,267	57,492	495,577
From administrative, disciplinary and criminal penalties		81,094
Other	8,728,438	9,451,467	5,039,835

Total	75,059,038	66,705,286	60,207,150

BANCO MACRO SA AND ITS SUBSIDIARIES

40	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS
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

The table below presents the reconciliation between the item “Cash and cash equivalents” in the consolidated statement of cash flows and the relevant accounting items of the statement of financial position:

Reconciliation	12/31/2022	12/31/2021	12/31/2020
Cash and deposits in banks	250,089,093	335,692,114	382,135,611
Debt Securities at fair value through profit or loss		9,467
Other debt securities	498,952,883	267,023,884	391,688,599
Loans and other financing	885,642	1,000,749	1,237,032

Total	749,927,618	603,726,214	775,061,242

The following table shows additional information on operational cash flows interest:

Composition	12/31/2022	12/31/2021	12/31/2020
Interest paid	(235,160,098)	(240,828,233)	(110,564,565)
Interest collected	586,086,380	420,732,099	453,862,367

Total	350,926,282	179,903,866	343,297,802

BANCO MACRO SA AND ITS SUBSIDIARIES

The following table shows further information of changes in liabilities arising from financing activities for the year ended December 31, 2022 (lease liabilities changes are disclosed in note 22):

Composition	Financing received from the Central Bank of Argentina and other financial institutions	Issued Corporate Bonds	Subordinated Corporate Bonds
Opening balance	852,660	5,825,893	81,762,819
Cash flow items
Proceeds	1,954,296	2,949,563
Payments		(5,096,519)	(4,654,071)
Non-cash flow items
Movement in accrued interest	289,843	295,443	4,628,154
Derecognition or substantial modification of financial liabilities	4,466	(42,595)	(16,004)
Difference in quoted prices of foreign currency	965,718	1,228,130	38,797,943
Monetary effects	(1,617,641)	(2,444,359)	(48,389,004)

Ending balance	2,449,342	2,715,556	72,129,837

41	CAPITAL STOCK
The Bank’s subscribed and paid-in capital from January 1, 2020 to December 31, 2022, amounted to 639,413. The capital stock composition is as follows:

Shares			Capital stock
Class	Number of shares	Votes per share	Issued and outstanding	In treasury	Paid-in
As of December 31, 2022, 2021 and 2020
Registered Class A shares of common stock	11,235,670	5	11,236		11,236
Registered Class B shares of common stock	628,177,738	1	628,177		628,177

Total 2022, 2021 and 2020	639,413,408		639,413		639,413

42	EARNINGS PER SHARE. DIVIDENDS
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

BANCO MACRO SA AND ITS SUBSIDIARIES

The following table reflects the income and shares data used in the basic earnings per share:

	12/31/2022	12/31/2021	12/31/2020
Net Income attributable to controlling interest	40,766,589	44,554,136	76,900,028
Plus: Potential diluted earnings per common share (1)
Net Income attributable to controlling interest adjusted as per diluted earnings	40,766,589	44,554,136	76,900,028
Weighted average of outstanding common shares for the fiscal year (in thousands)	639,413	639,413	639,413
Weighted average of outstanding common shares for the fiscal year adjusted as per dilution effect (in thousands)	639,413	639,413	639,413
Basic earnings per share (in pesos)	63.7563	69.6797	120.2666

(1)	The Bank does not have any financial instrument that should be considered as dilut ed . Therefore, basic and dilutive earning per share is the same amount.
Dividends paid and proposed
During 2020 and 2021, the BCRA issued Communiqués that suspended the payment of earnings distributions resolved by the Shareholders’ Meetings. As a consequence of the abovementioned suspensions, as of December 31, 2021 dividends pending distribution amounted to 26,580,415 (not restated), which had been approved by the Shareholders’ Meetings held on April 30 and October 21, 2020 and April 30, 2021, and were recorded under other non-financial liabilities (see note 21).
In addition, on December 16, 2021, the BCRA issued Communiqué “A” 7421, which established as follows: (i) from January 1, 2022, through December 31, 2022, financial institutions will be allowed to distribute up to 20% of the amount of earnings that should have been distributed if the “Earnings distributions” rules had been applied, and (ii) financial institutions that have the BCRA’s authorization for the earnings distributions have to perform it in 12 equal, monthly and consecutive installments.
On May 12, 2022, the BCRA approved the dividends distribution requested by the Bank in accordance with the Communiqué mentioned in the previous paragraph for an amount of 19,751,444
 (not restated), which were paid during the fiscal year according to the schedule. Additionally, the balance of the dividends approved that are still to be paid because they exceed the abovementioned limit, amounted to
6,828,971 (not restated).
Moreover, the Shareholders’ Meeting held on April 29, 2022, resolved to distribute cash dividends or dividends in kind, in this case, measured at market value for an amount of 14,187,873 (not restated), representing
22.18
pesos per share, subject to prior authorization from the BCRA which, added to the dividends still to be paid because they exceed the abovementioned limited, amounted to
21,016,844
 (not restated) and were recorded in a “Reserve for dividends pending authorization from the BCRA”. Through Communiqué “A” 7719 issued on March 9, 2023, the BCRA established that from April 1, 2023 up to December 31, 2023, financial institutions, which have the BCRA’s authorization, will be allowed to distribute up to
40% of the amount of earnings that should have been distributed if the “Earnings distributions” rules had been applied, in 6 equal, monthly and consecutive installments. For further information see also note 51.
Finally, the Shareholders’ Meeting held on April 25, 2023, decided to distribute an amount of 75,040,918 to pay a cash dividend and/or a dividend in kind, representing
117.359
pesos per share, prior BCRA authorization.

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
Banco Macro SA holds a 7.6859% interest in the capital stock of Sedesa according to the percentages disclosed by BCRA Communiqué “B” 12503 on March 22, 2023.

BANCO MACRO SA AND ITS SUBSIDIARIES

All deposits in pesos and foreign currency placed in participating entities in the form of checking accounts, savings accounts, certificates of deposits or other forms of deposit that the BCRA may determine from time to time shall be subject to the abovementioned Deposit Guarantee Insurance System up to the amount of 1,500 which must meet the requirements provided for in Presidential Decree 540/1995 and other requirements that the regulatory authority may determine from time to time. In addition, through Communiqué “A” 7661 issued on December 22, 2022, the BCRA resolved that from January 1, 2023, the guarantee will be up to 6,000.
On the other hand, the BCRA provided from the exclusion of the guarantee system, among others, of any deposits made by other financial entities, deposits made by persons related to the Bank and securities deposits.

44	RESTRICTED ASSETS
As of December 31, 2022 and 2021, the following Bank’s assets are restricted:

Composition	12/31/2022	12/31/2021
Cash and Deposits in Banks
• Fondo de Riesgo Fintech SGR – Deposits in other entities (1).	58	2

Subtotal Cash and Deposits in Banks	58	2

Debt securities at fair value through profit or loss and other debt securities
• Fondo de Riesgo Fintech SGR – Debt securities at fair value through profit or loss and other debt securities (1).	4,741,056	2,065,517
• Letters of National Estate in pesos adjusted by CER – Maturity: 02/17/2023.	148,920
• Discount bonds in pesos regulated by Argentine legislation, maturing in 2033 for the minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/2013, as amended, of the Argentine Securities Commission (CNV).	92,856	94,847
• Federal Government Treasury Bonds in pesos adjusted by CER 1.40%, maturity 03/27/2023, securing the sectoral Credit Program of the Province of San Juan, production investment financing fund.	83,319	86,975
• Federal Government Treasury Bonds in pesos adjusted by CER 1.40%, maturity 03/27/2023, securing the regional economies Competitiveness Program – IDB loan No. 3174/OC-AR.	33,682	35,160
• Federal Government Treasury Bonds in pesos adjusted by CER 1.40%, maturity 03/27/2023, for the contribution to the Guarantee Fund II in BYMA according to section 45, Law 26,831, and supplementary regulations established by CNV standards (NT 2013, as amended).	14,891	15,545

Subtotal debt securities at fair value through profit or loss and other debt securities	5,114,724	2,298,044

Other financial assets
• Interests derived from contributions made as protector partner (2).	2,413,559	1,485,299
• Mutual fund shares for minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/2013, as amended, of the CNV.	145,451	293,643
• Fondo de Riesgo Fintech SGR – Mutual fund shares (1).	120,502	396,548
• Sundry debtors – Other.	8,787	9,792
• Sundry debtors – attachment within the scope of the claim filed by the DGR against the CABA for turnover tax differences.	827	1,610

Subtotal Other financial assets	2,689,126	2,186,892

BANCO MACRO SA AND ITS SUBSIDIARIES

Composition (contd.)	12/31/2022	12/31/2021
Loans and other financing – non-financial private sector and foreign residents
• Fondo de Riesgo Fintech SGR – Loans and other financing (1).	5,100	4,036

Subtotal loans and other financing	5,100	4,036

Financial assets delivered as a guarantee
• Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	24,824,547	30,242,005
• Guarantee deposits related to credit and debit card transactions.	4,043,563	2,567,119
• Other guarantee deposits.	1,752,168	2,184,023

Subtotal Financial assets delivered as guarantee	30,620,278	34,993,147

Other non-financial assets
• Real property related to a call option sold.	2,456,151	421,571
• Fondo de Riesgo Fintech SGR – Other non-financial assets (1).	12,958	654

Subtotal other non-financial assets	2,469,109	422,225

Total	40,898,395	39,904,346

(1)
According to Law
 No
.
24,467, as amended, and Fintech SGR By-Law, this entity has a risk fund (“Fondo de Riesgo”) which its main objective is to cover the guarantees granted to the protector partners and third parties. The assets of the risk fund could only be applied to partners’ withdrawals, to cover guarantees and other direct expenses.

(2)
As of December 31, 2022 and 2021, it is related to the risk fund Fintech SGR and Garantizar SGR. In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

45	TRUST ACTIVITIES
The Bank is related to several types of trusts. The different trust agreements according to the business purpose sought by the Bank are disclosed below:

45.1	Financial trusts for investment purposes
Debt securities include mainly prepayments towards the placement price of provisional trust securities of the financial trusts under public and private offerings (Confibono and Secubono). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon compensation. If after making the best efforts, such trust securities cannot be placed, the Bank will retain the definitive trust securities.
In addition, the Bank’s portfolio is completed with financial trusts for investment purposes, trust securities of definitive financial trusts in public and private offering (Secubono, and Confibono) and certificates of participation (Arfintech).
As of December 31, 2022 and 2021, debt securities and certificates of participation in financial trusts for investment purposes amounted to 950,899 and 1,034,155, respectively.
According to the latest accounting information available as of the date of the issuance of these consolidated Financial Statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

BANCO MACRO SA AND ITS SUBSIDIARIES

45.2	Trusts created using financial assets transferred by the Bank (securitization)
The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities for which collection is guaranteed by the cash flow resulting from such assets or group of assets. Through this way, the funds that were originally used by the Bank to finance the loans are obtained earlier.
As of December 31, 2022 and 2021, considering the latest available accounting information as of the date of the issuance of these consolidated Financial Statements, the assets managed through Macro Fiducia SA (subsidiary) of this type of trusts amounted to 11,680 and 18,708, respectively.

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
As of December 31, 2022 and 2021, considering the latest available accounting information as of the date of the issuance of these consolidated Financial Statements, the assets managed by the Bank amounted to 2,721,267 and 3,942,468, respectively.

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
As of December 31, 2022 and 2021, considering the latest available accounting information as of the date of the issuance of these consolidated Financial Statements, the assets managed by the Bank amounted to 17,810,671 and 23,690,901, respectively.

BANCO MACRO SA AND ITS SUBSIDIARIES

46	MUTUAL FUNDS DEPOSITARY FUNCTION
As of December 31, 2022 Banco Macro SA, in its capacity as depositary company, holds in custody the shares in mutual funds subscribed by third parties and assets from the following mutual funds:

Funds	Number of shares	Equity
Argenfunds Abierto Pymes	3,368,464,766	13,209,510
Argenfunds Ahorro Pesos	68,665,665	1,483,665
Argenfunds Infraestructura	124,707,305	200,913
Argenfunds Liquidez	10,487,802,190	35,478,857
Argenfunds Renta Argentina	95,229,288	1,716,424
Argenfunds Renta Balanceada	714,552,012	7,640,633
Argenfunds Renta Capital	17,579,499	3,156,160
Argenfunds Renta Crecimiento	7,416,062	1,243,800
Argenfunds Renta Dinámica	55,111,867,139	3,110,104
Argenfunds Renta Fija	268,962,626	7,901,050
Argenfunds Renta Flexible	136,970,768	939,800
Argenfunds Renta Global	223,046,965	1,858,292
Argenfunds Renta Mixta	2,456,709,951	3,110,839
Argenfunds Renta Mixta Plus	1,165,105	177,582
Argenfunds Renta Pesos	204,190,813	4,657,582
Argenfunds Renta Total	548,961,979	1,311,417
Argenfunds Renta Variable	2,281,738,860	149,062
Argenfunds Retorno Absoluto	214,491,575	956,396
Pionero Acciones	13,492,368	1,665,300
Pionero Ahorro Dólares	10,920,588	1,818,596
Pionero Argentina Bicentenario	424,876,097	2,746,821
Pionero Capital	2,091,257,043	4,283,954
Pionero Desarrollo	4,815,845,697	5,869,207
Pionero Empresas FCI Abierto Pymes	204,630,659	2,329,663
Pionero FF	46,155,016	1,635,163
Pionero Gestión	1,871,950,929	5,661,357
Pionero Pesos	1,231,510,642	22,630,750
Pionero Pesos Plus	15,160,985,615	167,680,294
Pionero Renta	39,925,450	5,399,159
Pionero Renta Ahorro	242,765,317	10,689,989
Pionero Renta Ahorro Plus	811,963,183	6,338,065
Pionero Renta Balanceado	12,507,475,184	21,234,806
Pionero Renta Estratégico	702,329,083	5,867,099
Pionero Renta Fija Dólares	2,863,198	353,113
Pionero Renta Mixta I	77,051,608	870,677
Pionero Retorno	1,391,845,010	1,674,448

BANCO MACRO SA AND ITS SUBSIDIARIES

47	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS
The items recognized by the Bank to constitute the minimum cash requirement effective for December 2022 are listed below, indicating the amounts as of month-end of the related items:

Items	Banco Macro SA
Cash and deposits in Banks
Amounts in BCRA accounts	143,526,540
Other debt securities
Government securities computable for the minimum cash requirements	159,809,912
Financial assets delivered as guarantee
Special guarantee accounts with the BCRA	24,824,547

Total	328,160,999

48	CORPORATE BONDS ISSUANCE
The corporate bonds liabilities recorded by the Bank are as follows:

Corporate Bonds	Original value		Residual face value as of 12/31/2022	12/31/2022	12/31/2021
Subordinated Resettable – Class A	USD 400,000,000	(1)	USD 400,000,000	72,129,837	81,762,819
Non-subordinated – Class E	USD 17,000,000	(2)	USD 17,000,000	2,715,556
Non-subordinated – Class B	$4,620,570,000	(3)			5,825,893

Total				74,845,393	87,588,712

On April 26, 2016, the general regular shareholders’ meeting approved the creation of a Global Program for the Issuance of Medium-Term Debt Securities, in accordance with the provisions of Law No. 23,576, as amended and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies or power units, under which it is possible to issue simple corporate bonds, not convertible into shares in one or more classes. Also, on April 28, 2017, the General and Special Shareholder’ Meeting resolved to extend the maximum amount of the abovementioned Global Program up to USD 1,500,000,000
(one thousand five hundred millions US dollars), and on April 27, 2018, the abovementioned Shareholders’ Meeting resolved to increase the maximum amount of the Global Program for the Issuance of Corporate Bonds, in face value, from USD
1,500,000,000 to USD 2,500,000,000 or an equal amount in other currencies, as determined by the Board of Directors in due time. Finally, on October 20, 2021 due to a Board of Director resolution, the Bank required from the CNV a five-year extension of the abovementioned program, which was approved by the Regulator through a note issued on December 15, 2021.

(1)
On November 4, 2016, under the abovementioned Global Program, the Bank issued Subordinated Resettable Corporate Bonds, class A, at a fixed rate of 6.750% p.a. until reset date, fully amortizable upon maturity (November 4, 2026) for a face value of USD 400,000,000 (four hundred million US dollars), under the terms and conditions set forth in the pricing supplement dated October 21, 2016. Interest is paid semiannually on May 4 and November 4 of every year and the reset date was November 4, 2021.

As of the date of issuance of these consolidated Financial Statements, the reset rate was established until the maturity date at 6.643% as a result of the benchmark reset rate plus 546.3 basis points, according to the abovementioned terms and conditions. As the Bank had not exercised the option to fully or partially redeem the issuance on the reset date and under the conditions established in the pricing supplement, it was established up to maturity.
On the other hand, it could be fully redeemed, not partially, and only for tax or regulatory purposes. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

BANCO MACRO SA AND ITS SUBSIDIARIES

(2)
On May 2, 2022, under the abovementioned Global Program, the Bank issued Class E non-subordinated simple corporate bonds not convertible into shares, for a face value of USD
17,000,000 at a fixed rate of 1.45%, fully amortizable upon maturity (May 2, 2024), under the terms and conditions set forth in the price supplement dated April 21, 2022. Interest is paid quarterly on August 2, 2022, November 2, 2022, February 2, 2023, May 2, 2023, August 2, 2023, November 2, 2023, February 2, 2024, and May 2, 2024.

At any time, according to the current regulations, particularly the BCRA’s foreign exchange regulations, the Bank may opt to redeem, Class E Corporate Bonds in full, not partially, at a price equal to (a)
102
% of the outstanding principal if the Bank decides to make the redemption from the date of issuance and settlement through the term of 9 months therefrom, including the last business day; (b)
101
% of outstanding principal if the Bank decides to make the redemption within the term starting 9 months after the date of issuance and settlement until the Class E maturity date, in all cases, along with the additional amount and accrued and unpaid interest, excluding the redemption date.

(3)
On May 8, 2017, under the

abovementioned
Global Program, Banco Macro SA issued non-subordinated simple corporate bonds Class B not convertible into shares, at a fixed rate of 17.50%, fully amortizable upon maturity (May 8, 2022) for a face value of pesos 4,620,570,000 equivalent to USD 300,000,000 (three hundred million US dollars), under the terms and conditions set forth in the price supplement dated April 21, 2017. Interest is paid semiannually on November 8 and May 8 of every year, beginning on November 8, 2017.

On the other hand, the Bank may fully redeem the issuance for tax matters, but not partially. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.
On October 17, 2018 and October 16, 2019, the Board of Directors decided to pay off these corporate bonds for a face value of 1,229,518,000 and 501,861,000, respectively, equivalent to the amount of purchases made as of those dates.
On May 9, 2022, the Bank fully paid the principal and interest for a face value of 2,889,191,000.

49	OFF BALANCE SHEET TRANSACTIONS
In addition to note 4, the Bank maintains different off balance sheet transactions, pursuant to the BCRA standards. Below are the amounts of the main off Balance sheet transactions as of December 31, 2022 and 2021:

Composition	12/31/2022	12/31/2021
Custody of government and private securities and other assets held by third parties	724,968,797	757,383,931
Preferred and other collaterals received from customers (1)	187,502,326	234,703,412
Securities received guarantee repurchase transactions (see note 7)	68,130,397	68,389,352
Outstanding checks not yet paid	19,943,141	15,796,202
Checks already deposited and pending clearance	16,828,520	21,715,717
Written-off credits	6,501,526	9,724,143

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force on this matter.

50	TAX AND OTHER CLAIMS

50.1.	Tax claims
The AFIP and tax authorities of the relevant jurisdictions have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax). As a result, there are claims pending at court and/or administrative levels, either subject to discussion or subject to appeal. The most significant claims are summarized below:

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

b)
The AFIP’s ex-officio undocumented expenses determinations for the periods February, April, May 2015 and from July 2015 through January 2018, both included of date April 19, 2021. On October 5, 2021, the Bank filed an appeal to the Federal Tax Court which is in process in Courtroom B, Office 6, under file 2021-96970075.

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
Before merging with and into the Bank, Banco Privado de Inversiones SA (BPI) had a pending class action styled “Adecua v. Banco Privado de Inversiones on ordinary proceedings”, File No. 19073/2007, pending with Commercial Court No. 3 in and for the CABA, Clerk’s Office No. 5, whereby it was required to reimburse to its clients the life insurance amounts overcharged to amounts payable as well as to reduce the amounts charged in this regard in the future; this legal proceeding was concluded upon the abovementioned merger because BPI complied in full with the terms of the court-approved agreement reached with Adecua before answering the complaint. However, in March 2013, when BPI had already been merged with and into the Bank, the trial court resolved to amend the terms of the agreement and ordered the reimbursement of amounts of money to a larger number of clients as compared to the number arising from the terms approved by the court in due time. Such resolution was appealed by the Bank as BPI’s surviving company. The appeal was dismissed by the Court of Appeals, which abrogated both the trial court decision and the court-approved agreement, thus ordering the Bank to answer the complaint. This gave rise to the filing of an extraordinary appeal against such decision as well as the subsequent filing of a complaint for the extraordinary appeal denied. On May 5, 2021, the Bank was notified of the dismissal of the complaint appeal, ordering the return of the main process to the CNACAF for continuing with the proceedings, who also submitted them to the trial court, which received them on 09/27/2021 and were requested as effectum vivendi in proceedings “Estado Nacional – Ministerio Producción de la Nación c/ Asociación de Defensa de los Consumidores y Usuarios de la R.A y otros s/Ordinario” (File No. 6757/2013), in which the Bank is not a party, by the commercial court, clerk’s office No. 11. As of the date of issuance of these consolidated Financial Statements, resolution is still pending.
Moreover, the Bank is subject to a class actions for the same purpose, currently pending with Commercial Court No. 7 in and for the CABA, Clerk’s Office No. 13, styled Unión de Usuarios y Consumidores v. Nuevo Banco Bisel on ordinary proceedings, File No. 44704/2008.
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

BANCO MACRO SA AND ITS SUBSIDIARIES

b)
Through Communiqué “A” 6464, as amended, the BCRA establishes the general procedure to distribute earnings. According to that procedure, earnings may only be distributed if certain circumstances are met, such as no records of financial assistance from the BCRA due to illiquidity or shortages in payments of minimum capital or minimum cash requirement deficiencies and not being subject to the provisions of sections 34 and 35 bis of the Financial Entities Law (sections dealing with tax payment and restructuring agreements and reorganization of the Bank), among other conditions listed in the abovementioned communiqué that must be met. In addition, the earnings distribution approved by the Shareholders’ Meeting of the Bank could only be formalized once the Superintendence of Financial and Foreign Exchange Institutions approved it.

In addition, profits may only be distributed to the extent that the financial institution has positive results, after deducting, on a non-accounting basis, from retained earnings and the optional reserves for the future distribution of profits, (i) the amounts of the legal and other earnings reserves which are mandatory, (ii) all debit amounts of each one of the accounting items recognized in “Other Comprehensive Income”, (iii) income from of the revaluation of property, plant and equipment, intangible assets and investment property, (iv) the positive net difference between the amortized cost and the fair value of government debt instruments and/or monetary regulation instruments issued by the BCRA for those instruments recognized at amortized cost, (v) the adjustments identified by the Superintendence of Financial and Exchange Entities of the BCRA or by the independent external auditor and that have not been recognized in the accounting records and (vi) certain franchises granted by the BCRA. Additionally, no profit distributions shall be made out of the profit originated as a result of the first-time application of the IFRS, for which a normative reserve was created, and its balance as of December 31, 2022 was 21,402,113 (nominal value: 3,475,669).
As of December 31, 2022, the related adjustments to be made on unappropriated retained earnings of Banco Macro SA are as follows:

i.	Other comprehensive income for 816,164.

ii.
The positive net difference between the amortized cost and the fair value of government debt instruments and/or monetary regulation instruments issued by the BCRA for those instruments recognized at amortized cost for 6,145,736.

The Bank must verify that, after completion of the earning distribution, a capital maintenance margin equal to 3.5% of risk-weighted assets is kept, apart from the minimum capital required by law, to be integrated by Tier 1(Con1) ordinary capital, net of deductible items (CDCOn1).
According to BCRA Communiqué “A” 7312, the earning distribution was suspended up to December 31, 2021. Through Communiqué “A” 7421, effective since January 1 and up to December 31, 2022, the BCRA allowed financial institutions, which had its authorization, to distribute their earnings up to 20% of the amount that would have been distributed in 12 equal, monthly and consecutive installments.
In addition, through Communiqué “A” 7719 issued on March 9, 2023, the BCRA established that from April 1, 2023 up to December 31, 2023, financial institutions, which have the BCRA’s authorization, will be allowed to distribute up to 40% of the amount of earnings that should have been distributed if the “Earnings distributions” rules had been applied, in 6 equal, monthly and consecutive installments. Lastly, it is worth noting that the BCRA, in the process of authorization of the earning distribution for an amount of
 19,751,444
(not restated), as explained in note 42, required to the Bank to deduct the outstanding balance from the sale of Prisma Medios de Pago SA (see note 12). As of the date of issuance of these consolidated Financial Statements, the BCRA has not issued a decision about the application of the abovementioned situation for the fiscal year 2022.

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

In compliance with the previous comments, the General Regular Shareholders’ Meeting of Banco Macro SA held on April 29, 2022 considering that at the end of the fiscal year ended December 31, 2021, the Bank recorded a negative adjustment to unappropriated retained earnings as of December 31, 2021 for
 8,920,325
(not restated) because the monetary effect accrued in relation to monetary items measured at fair value through other comprehensive income had been recorded in the previous period, resolved to distribute the unappropriated retained earnings for
 18,202,171
(not restated) as follows (the abovementioned figures are stated in constant pesos as of December 31, 2021):
a) 3,640,434 to the legal reserve;

BANCO MACRO SA AND ITS SUBSIDIARIES

b) 373,864 to the Personal Asset Tax on Business Companies (Impuesto sobre los Bienes Personales Sociedades y Participaciones), and;
c) 14,187,873 to pay a cash dividend and/or a dividend in kind, in the latter case valued at market value, prior BCRA authorization.
Moreover, as mentioned in note 42, the Shareholders’ meeting dated on April 25, 2023 resolved to distribute the unappropriated retained earnings for an amount of 43,175,125 as follows:
a) 8,607,704 to the legal reserve;
b) 808,505 to the Personal Asset Tax on Business Companies (Impuesto sobre los Bienes Personales Sociedades y Participaciones), and;
c) 33,758,916 to a Facultative reserve for future distribution of earnings.
Additionally, the abovementioned Shareholders’ decided to partially reverse the Facultative reserve for future distribution of earnings for an amount of 75,040,918 to pay a cash dividend and/or a dividend in kind, prior BCRA authorization.

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
The main guidelines under the BCRA standards contemplated in the revised text “Financial Entities Corporate Governance Guidelines”, as supplemented, are as follows:

•	Ownership structure
As of December 31, 2022, the Bank’s shareholders are:

Full name / corporate name	Participating Interest	Voting Interest
Fideicomiso de Garantía JHB BMA (1)	17.28	19.65
Carballo Delfín Jorge Ezequiel	18.38	20.04
ANSES FGS Law No. 26425	28.80	26.91
Grouped shareholders (Local Stock Exchanges)	11.79	11.21
Grouped shareholders (Foreign stock exchanges)	23.75	22.19

(1)
As of the date of issuance of these consolidated Financial Statements and due to the passing of Mr. Jorge Horacio Brito on November 20, 2020 and as a testamentary disposition, his shares were transferred, ad referendum of BCRA, to Fideicomiso de Garantía JHB BMA, which the beneficiaries are his forced heirs.

•	Board of Directors and Senior Management
The Bank’s Board of Directors, as of December 31, 2022, is made up of
 12
regular members and 2 alternate directors. Members are renewed by thirds and the appointed Directors remain in office for three fiscal years. Directors are selected and appointed by the Shareholders’ Meeting. Once elected, the BCRA must confirm the designation of the Directors, expressly authorizing them to accept the designation, pursuant to the terms as to experience and knowledge, contained in the rules CREFI 2-Creation, Operation and Expansion –XV- Financial Entities Authorities. The following table shows the Bank’s Board of Directors as of December 31, 2022:

BANCO MACRO SA AND ITS SUBSIDIARIES

Name	Position
Delfín Jorge Ezequiel Carballo (1)(2)	Chairperson
Jorge Pablo Brito (1)	Vice chairperson
Carlos Alberto Giovanelli (1)	Director
Nelson Damián Pozzoli	Director
Fabian Alejandro De Paul (3)	Director
Constanza Brito	Director
Sebastián Palla (3)	Director
Mario Luis Vicens (3)	Director
Delfín Federico Ezequiel Carballo	Director
Marcos Brito	Director
Mariano Ignacio Elizondo (3)(4)	Director
Guillermo Merediz (3)(4)	Director
Santiago Horacio Seeber	Alternate director
Alan Whamond (1)(2)(3)	Alternate director

(1)
On March 15, 2023 Mr. Delfín Jorge Ezequiel Carballo communicated to the Board of Directors his resignation as Regular Director and Chairperson. The Board accepted his resignation and resolved that Mr. Jorge Pablo Brito shall hereinafter act as Chairperson of the Board and Mr. Carlos Alberto Giovanelli as Vice Chairperson. Additionally, on the same date, Alan Whamond also communicated his resignation as alternate director, which was accepted by the Board.

(2)
The Shareholders’ Meeting held on April 25, 2023 decided the designation of José Alfredo Sánchez as director to fill the vacancy created as a consequence of the resignation submitted by Delfĺn Jorge Ezequiel Carballo and the designation of Delfĺn Jorge Ezequiel Carballo as alternate director to fill the vacancy created as a consequence of the resignation submitted by Alan Whamond. Moreover, and as a proposal of Anses – FGS, the mentioned Shareholder also decided the designation of Hugo Raul Lazarini, as regular director, and Guido Agustĺn Gallino, as alternate director.

(3)	Independent directors.
(4)	Designated by Anses-Fgs proposal.
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
Senior Management is directed by a General Manager appointed by the Board and also includes officers reporting directly to the general manager, forming the Senior Management, as well as officers of four staff areas reporting directly to the Board. Members are detailed below:

Name	Position
Gustavo Alejandro Manriquez	CEO
Gerardo Adrian Álvarez	Human resources and administration manager
Alberto Figueroa	Comprehensive Risk manager
Ernesto López	Legal manager
Ana María Magdalena Marcet	Credit risk manager
Juan Domingo Mazzon	Government and Management control manager
Ernesto Eduardo Medina	Technology manager
Brian Anthony	Commercial banking manager
Francisco Muro	Distribution and sales manager
Jorge Francisco Scarinci	CFO
Marcelo Agustín Devoto	Investment banking manager
Adrian Mariano Scosceria	Corporate banking manager

•	Committees

BANCO MACRO SA AND ITS SUBSIDIARIES

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
In that direction, the Code of Conduct is intended to establish the principles and values that all Bank members must comply with. The trust provided by shareholders, customers and the general public depends to a large extent on compliance with these principles.

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
Branches
As of the date of issuance of these consolidated Financial Statements, the Bank has 467 branches throughout the entire country.
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
The variable compensation program, in the context of the compensation policy, is consistent with the Bank’s mission, values, organization, objectives, long-term business sustainability, strategy, control environment and the prudent assumption of risk. It is aimed at recognizing the extraordinary performance displayed by employees according to:

✓	Their contribution to the results reached.

✓	Their management in keeping with the Bank’s mission and values.
The key variables in determining compensation are:

✓	The level of responsibility and complexity of the position.

✓	The person’s competencies and potential.

✓	The person’s performance and outcomes.

✓	The position with respect to the benchmark market.

✓	The results reached by the Bank.
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
Its duties include ensuring that an independent risk management be established, establishing policies, procedures and measurement methodologies and report systems, which allow the identification, measurement, and monitoring of the risk under its charge and also the duties of each organizational level in the process.
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
Minimum capital requirements:
The table below shows the minimum capital requirements measured on a consolidated basis, effective for the month of December 2022, together with the integration thereof (computable equity) as of the end of such month:

Item	12/31/2022
Minimum capital requirements	105,060,980
Computable equity	515,330,432

Capital surplus	410,269,452

The following are the policies and processes aimed at identifying, assessing, controlling and mitigating each one of the main risks:

52.1	Credit Risk
Credit risk is the risk that the Bank incurs a loss because its customers or counterparties fail to discharge their contractual obligations.
The Bank manages and controls credit risk by setting limits on the amount of risk it is willing to accept and by establishing indicators for monitoring.

BANCO MACRO SA AND ITS SUBSIDIARIES

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
The assessment process and its relationship with the loan settlement process, is fully automated: all customers must have a CRM-approved (individual or massive) assessment, an essential requirement to be granted a credit product. In addition, as part of the assessment process, the exception flow and the control of credit powers are also automated. These actions managed to reduce operating risks and allowed tracing transactions and their approval levels.
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

BANCO MACRO SA AND ITS SUBSIDIARIES

The following chart shows the composition of loan loss allowances according to the type of financial instrument as of December 31, 2022, and 2021:

Composition	12/31/2022	12/31/2021
Loans and other financing	11,002,504	18,761,457
Loans commitment	771,821	687,783
Other financial assets	91,041	51,518
Other debt securities at amortized cost	334,996	7,311
Other debt securities at fair value through OCI	29,203	31,759

Total	12,229,565	19,539,828

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

BANCO MACRO SA AND ITS SUBSIDIARIES

•
For the Medium-sized and large companies and Corporate segments of the Commercial Portfolio Comparable to Consumer: there is a “Default” if the customer has a transaction that is more than 90 days past due or if a refinancing loan has been granted.

•
For the Consumer Portfolio or the Commercial Portfolio Comparable to Consumer (excluding Medium-sized and large companies and Corporate segments): there is a “Default” if the transaction is more than 90 days past due or if a refinancing loan has been granted in relation to the product assessed in the performance period.

Customers analyzed on a collective basis
:
For the group of transactions in the Consumer portfolio and the Commercial Portfolio Comparable to Consumer, which is deemed a collective analysis portfolio, the Bank defined the application of the following delinquency criteria under IFRS 9:

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
ECL = PD × EAD × LGD
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

BANCO MACRO SA AND ITS SUBSIDIARIES

The following table discloses the risk levels score and rating arising from the Bank’s models:

Category	12/31/2022		12/31/2021
	Weighted PD	% Gross Carrying Amount	Weighted PD	% Gross Carrying Amount
Performing	1.54%	97.32%	2.05%	96.76%
High grade	0.93%	89.00%	1.02%	79.54%
Standard grade	5.00%	4.44%	5.05%	12.44%
Sub-standard grade	11.58%	3.88%	11.26%	4.78%
Past due but not impaired	29.73%	1.86%	30.27%	2.33%
Impaired	100.00%	0.82%	100.00%	0.91%

Total		100.00		100.00

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

BANCO MACRO SA AND ITS SUBSIDIARIES

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

BANCO MACRO SA AND ITS SUBSIDIARIES

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

BANCO MACRO SA AND ITS SUBSIDIARIES

The following table shows the estimated values for macroeconomic variables used in the models for each scenario (base case, favorable and downside), with the assigned probability of occurrence to each scenario for the fiscal year 2023:

Key Drivers	ECL Scenario	Assigned Probabilities	2023
		%	%
GDP growth %	Base case	70	1.00
	Favorable	10	2.48
	Downside	20	(3.01)
Interest rates %	Base case	70	67.97
	Favorable	10	58.72
	Downside	20	88.19
CPI %	Base case	70	107.45
	Favorable	10	85.82
	Downside	20	170.55

52.1.3	Overview of modified and forborne loans
From a risk management point of view, once an asset is forborne or modified, the Bank’s special department for distressed assets continues to monitor the exposure until it is completely and ultimately derecognized.
The amortized cost of loans modified during 2022 and the associated net modification amounted to 1,608,310 and 431,500, respectively. The Bank does not consider loans using the mandatory extensions and payment facilities provide by BCRA as part of such modified loans. The amortized cost of loans modified during 2021 and the associated net modification amounted to 4,401,417 and 722,238, respectively.

52.1.4	Additional Forward-looking allowances based on expert credit judgment
Adjustment for uncertainty in external obligation restructuring
At the end of the fiscal year 2021, the Bank decided to record an additional adjustment, based on expert credit judgment and on a prospective basis after estimating an incremental effect on ECL allowances in order to cover an uncertain macroeconomic scenario due to the lack of an agreement between the Argentine Government and the International Monetary Fund (IMF) to restructure the debt. As of December 31, 2021, this adjustment amounted to
3,868,593.
When the agreement with the IMF was reached and approved by the Federal Congress, the Bank began to reverse the additional ECL. As of December 31, 2022, the Bank decided that the circumstances that generated the additional adjustment ceased to exist, therefore no other adjustment was recorded for this concept.
Adjustment for uncertainty about conditions of accessing loans to MIPYMES and Federal Government Securities
As of December 31, 2022, the ECL were calculated with adjusted parameters considering the period November 2020 through October 2022. This adjustment determined a reduction in the default rates of MIPYMES that is explained by the application of the government policies of regulated and subsidized interest rates through financing programs to MIPYMES, which benefits the Commercial Portfolio Comparable to Consumer and MIPYMES’s natural persons from the Consumer Portfolio, enabling them to have access to loans with negative interest rates, in an growing inflationary context.
As of the date of issuance of these consolidated Financial Statements, the Management considers that there is uncertainty about the conditions of the interest rate policy and the access to loans from the portfolio that was able to reduce its default rates. It is also understood that there are doubts as to whether these conditions will prevail in the future.
In addition, the Bank’s Management has considered the macroeconomic environment of Argentina, including the actions performed by the Federal Government to manage its debt instruments and certain uncertainty mainly related to the Bank’s long-term holdings of Federal Government instruments.
Therefore, the Bank decided to record an additional allowance for
1,837,000
that arises from (i) the difference between the ECL amount generated by the application of the adjustment for MIPYMES´s portfolio and the estimated impact that it would have on the ECL for companies on an individual basis if there is a negative change in the interest rate policy for an amount of 1,514,000 and (ii) the Management estimation related to certain Federal Government securities for an amount of 323,000.

BANCO MACRO SA AND ITS SUBSIDIARIES

52.1.5	Portfolio quality
The table below shows the analysis by aging of performing loans in arrears (in days):

Portfolio Type	12/31/2022
	Delinquent, performing (in days)
	0 to 31	From 32 to 90	From 91 to 180	From 181 to 360	Over 360
Commercial loans	98.8%	1.2%	0.0%	0.0%	0.0%
Commercial loans comparable to consumer	99.9%	0.1%	0.0%	0.0%	0.0%
Consumer loans	100.0%	0.0%	0.0%	0.0%	0.0%

Total	99.8%	0.2%	0.0%	0.0%	0.0%

Portfolio Type	12/31/2021
	Delinquent, performing (in days)
	0 to 31	From 32 to 90	From 91 to 180	From 181 to 360	Over 360
Commercial loans	98.9%	0.9%	0.0%	0.2%	0.0%
Commercial loans comparable to consumer	99.7%	0.3%	0.0%	0.0%	0.0%
Consumer loans	99.5%	0.5%	0.0%	0.0%	0.0%

Total	99.4%	0.5%	0.0%	0.1%	0.0%

The following table shows the loans and other financing portfolio under credit risk by industry sector, classified by risk stage and identifying the expected loss calculated under individual or collective basis:

	1		2		3	12/31/2022
	Collective	Individual	Collective	Individual
Loans and other financing	479,452,940	104,988,725	17,579,354	2,570,188	5,012,162	609,603,369
Non-financial public sector	213,611	1,993,184	29		111	2,206,935
Other financial entities	127	935,286				935,413
Non-financial private sector	479,239,202	102,060,255	17,579,325	2,570,188	5,012,051	606,461,021
Individuals	274,924,089	3,148,236	12,067,795		2,668,258	292,808,378
Manufacturing Industry	31,183,788	24,274,647	746,964	1,329,244	403,405	57,938,048
Agricultural and cattle industry	44,869,029	17,883,431	799,999	1,240,944	1,268,562	66,061,965
Services	65,880,196	8,552,942	2,522,295		351,183	77,306,616
Commercial activities	44,682,587	23,420,277	1,061,948		226,414	69,391,226
Exploration of mines and quarries	2,247,027	7,225,151	21,074		3,182	9,496,434
Financial intermediation	2,480,513	9,527,822	60,956		25,963	12,095,254
Construction activities	9,787,338	7,874,875	184,136		43,311	17,889,660
Electricity supply and gas	503,461	152,874	7,295		1,609	665,239
Public administration	2,496,835		104,849		20,125	2,621,809
Water supply and public sanitation	184,339		2,014		39	186,392

BANCO MACRO SA AND ITS SUBSIDIARIES

	1		2		3	12/31/2021
	Collective	Individual	Collective	Individual
Loans and other financing	514,367,442	157,218,100	17,852,932	9,225,497	6,425,695	705,089,666
Non-financial public sector	139,590	4,488,641	75			4,628,306
Other financial entities	4,086	2,944,901				2,948,987
Non-financial private sector	514,223,766	149,784,558	17,852,857	9,225,497	6,425,695	697,512,373
Individuals	323,205,610	2,745,926	10,040,814		3,296,663	339,289,013
Manufacturing Industry	31,780,091	46,464,909	845,026	3,533,350	193,016	82,816,392
Agricultural and cattle industry	40,312,462	22,054,630	3,065,295	5,692,147	1,015,275	72,139,809
Services	61,670,626	19,022,152	2,421,080		578,179	83,692,037
Commercial activities	39,999,096	27,407,746	1,011,514		304,296	68,722,652
Exploration of mines and quarries	2,312,433	12,006,425	35,904		908,802	15,263,564
Financial intermediation	2,817,845	11,867,948	94,079		10,206	14,790,078
Construction activities	8,346,506	7,923,998	221,929		93,261	16,585,694
Electricity supply and gas	643,481	290,824	25,968		3,348	963,621
Public administration	3,025,323		69,117		22,184	3,116,624
Water supply and public sanitation	110,293		22,131		465	132,889

52.1.6	Collateral and other credit improvements

•	Guarantees received for the entirely portfolio
The following table shows the amounts of guarantees received for the entire portfolio as of December 31, 2022.

Class of financial instrument	Maximum exposure to credit risk	Fair value of collateral						Total collateral	Net exposure	Associated ECL
		Pledges on time deposits	Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Pledges on personal property	Other
Loans and other financing	609,603,369	1,892,396	28,716,066	39,795,825	9,011,936	3,284,991	100,749,510	183,450,724	426,152,645	11,002,504
Loans commitment	676,242,885	130,635		61,354	6,517	376,514	3,476,582	4,051,602	672,191,283	771,821
Other financial assets	53,527,298								53,527,298	91,041
Other debt Securities at amortized cost	599,594,834								599,594,834	334,996
Other debt Securities at fair value through OCI	137,911,993								137,911,993	29,203

Total	2,076,880,379	2,023,031	28,716,066	39,857,179	9,018,453	3,661,505	104,226,092	187,502,326	1,889,378,053	12,229,565

•	Guarantees received for the portfolio in Stage 3
The following table shows the amounts of guarantees for the portfolio in Stage 3 as of December 31, 2022.

BANCO MACRO SA AND ITS SUBSIDIARIES

Class of financial instrument	Maximum exposure to credit risk	Fair value of collateral						Total collateral	Net exposure	Associated ECL
		Pledges on time deposits	Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Pledges on personal property	Other
Loans and other financing	5,012,162			1,084,295	85,325	26,074	345,272	1,540,966	3,471,196	3,458,167

Total	5,012,162			1,084,295	85,325	26,074	345,272	1,540,966	3,471,196	3,458,167

•	Guarantees received for the entirely portfolio
The following table shows the amounts of guarantees received for the entire portfolio as of December 31, 2021.

Class of financial instrument	Maximum exposure to credit risk	Fair value of collateral						Total collateral	Net exposure	Associated ECL
		Pledges on time deposits	Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Pledges on personal property	Other
Loans and other financing	705,089,666	2,637,950	34,658,789	63,571,524	13,880,051	3,377,363	115,127,408	233,253,085	471,836,581	18,761,457
Loans commitment	438,164,045	4,543		146,385		115,666	1,183,729	1,450,323	436,713,722	687,783
Other financial assets	64,515,449								64,515,449	51,518
Other debt Securities at amortized cost	46,839,590								46,839,590	7,311
Other debt Securities at fair value through OCI	510,230,657								510,230,657	31,759

Total	1,764,839,407	2,642,493	34,658,789	63,717,909	13,880,051	3,493,029	116,311,137	234,703,408	1,530,135,999	19,539,828

•	Guarantees received for the portfolio in Stage 3
The following table shows the amounts of guarantees for the portfolio in Stage 3 as of December 31, 2021.

Class of financial instrument	Maximum exposure to credit risk	Fair value of collateral					Total collateral	Net exposure	Associated ECL
		Pledges on time deposits	Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Pledges on personal property
Loans and other financing	6,425,695		613,180	161,038	29,463	1,689,672	2,493,353	3,932,342	5,150,187

Total	6,425,695		613,180	161,038	29,463	1,689,672	2,493,353	3,932,342	5,150,187

52.2	Liquidity Risk
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
The following table shows the liquidity ratios during the fiscal years 2022 and 2021, which arise from dividing net liquid assets, made up of cash and cash equivalents, by total deposits:

	2022	2021
December, 31	93.65%	87.37%
Average	93.59%	88.63%
Max	95.25%	92.77%
Min	92.45%	85.50%

BANCO MACRO SA AND ITS SUBSIDIARIES

The tables below summarize the maturity of the contractual cash flows of loans and other financing, before ECL, including interest and charges to be accrued until maturity of the contract as of December 31, 2022 and 2021:

Item	As of December 31, 2022
	Matured	Remaining terms to maturity						Total
		Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months
Non-financial government sector	108	1,354,472	574,763	104,041	186,988	292,711	172,905	2,685,988
Financial sector		49,118	66,153	558,685	203,511	305,741	93,406	1,276,614
Non-financial private sector and foreign residents	3,479,647	262,631,874	72,764,504	88,437,289	111,848,422	119,772,924	151,596,150	810,530,810

Total	3,479,755	264,035,464	73,405,420	89,100,015	112,238,921	120,371,376	151,862,461	814,493,412

Item	As of December 31, 2021
	Matured	Remaining terms to maturity						Total
		Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months
Non-financial government sector		451,655	1,215,393	948,547	2,397,187	930,619		5,943,401
Financial sector		498,131	1,297,578	72,892	252,966	1,419,953	261,144	3,802,664
Non-financial private sector and foreign residents	2,947,910	262,744,595	82,388,879	94,106,166	124,267,841	146,635,855	223,868,192	936,959,438

Total	2,947,910	263,694,381	84,901,850	95,127,605	126,917,994	148,986,427	224,129,336	946,705,503

BANCO MACRO SA AND ITS SUBSIDIARIES

Additionally, the tables below disclose the maturity of the contractual future cash flows of the financial liabilities, including interest and charges to be accrued until maturity of the contracts, as of December 31, 2022 and 2021:

Item	As of December 31, 2022
	Remaining terms to maturity						Total
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months
Deposits	1,186,832,473	113,538,635	19,753,491	1,902,154	12,295	36,840	1,322,075,888
From the non-financial government sector	107,790,689	3,384,960	1,019,697	4,497			112,199,843
From the financial sector	1,653,447						1,653,447
From the non-financial private sector and foreign residents	1,077,388,337	110,153,675	18,733,794	1,897,657	12,295	36,840	1,208,222,598
Liabilities at fair value through profit or loss	526,027						526,027
Derivative instruments	1,715	656					2,371
Other Financial Liabilities	130,773,020	426,282	387,072	736,506	1,225,622	2,830,997	136,379,499
Financing received from the Central Bank of Argentina and other financial institutions	292,382	517,458	1,616,892	44,969			2,471,701
Issued corporate bonds		9,974	9,649	19,948	2,748,859		2,788,430
Subordinated corporate bonds			2,349,534	2,349,534	4,699,067	80,135,250	89,533,385

Total	1,318,425,617	114,493,005	24,116,638	5,053,111	8,685,843	83,003,087	1,553,777,301

Item	As of December 31, 2021
	Remaining terms to maturity						Total
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months
Deposits	1,040,999,187	101,780,527	12,548,302	1,071,555	84,281	2,462	1,156,486,314
From the non-financial government sector	104,125,831	4,116,058	2,304,904	5,076			110,551,869
From the financial sector	1,872,336						1,872,336
From the non-financial private sector and foreign residents	935,001,020	97,664,469	10,243,398	1,066,479	84,281	2,462	1,044,062,109
Liabilities at fair value through profit or loss	3,170,711						3,170,711
Derivative instruments			4,933				4,933
Other Financial Liabilities	129,482,229	343,991	308,099	502,578	736,092	969,392	132,342,381
Financing received from the Central Bank of Argentina and other financial institutions	458,364	356,378	26,334	16,203	11,150		868,429
Issued corporate bonds			6,120,392				6,120,392
Subordinated corporate bonds			2,657,150	2,657,152	5,314,305	95,941,472	106,570,079

Total	1,174,110,491	102,480,896	21,665,210	4,247,488	6,145,828	96,913,326	1,405,563,239

BANCO MACRO SA AND ITS SUBSIDIARIES

52.3	Market Risk
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
It is noteworthy that the use of that approach does not avoid losses beyond those limits in the event of the most significant market changes.
As of December 31, 2022 and 2021, the Bank’s economic capital by type of risk is as follows:

Economic capital (EC – in millions)	12/31/2022	12/31/2021
Interest rate risk	12,656	9,124
Currency Exchange rate risk	10,687	7,454
Price risk	12,362	3,719

52.5	Foreign Currency Exchange Rate Risk
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

b)
Policies: the Bank has a “Manual for the Operational Risk Management” approved by the Board of Directors, which define the main concepts, roles and responsibilities of the Board of Directors, the Senior Management and all the areas involved in this risk management.

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

e)	Computer Systems: the Bank has computer systems that allow managing all Operational and Technology Risks.

f)	Database: the Bank has an operational risk event database prepared pursuant to the guidelines established in Communiqué “A” 4904, as supplemented.

g)
Information systems to measure risks: the Risk Management Department generates and sends, on a regular basis, reports to the Board of Directors, the Risk Management Committee and the Senior Management. With such reports the Risk Management Department communicates the results of the follow-up of the management of the main risks to which the Bank is exposed. Each report contains information on risk measurement, evolution, trends, principal exposures, control of main limits and the capital level required for each type of risk.

At the meeting of the Risk Management Committee, the Comprehensive Risk Management Department shall submit for consideration the results of the performance of such department and the reports issued during the period under analysis. The resolutions adopted by the Committee shall be recorded in Minutes to be considered by the Board of Directors, who shall subsequently approve, in this manner, the performance and risk level of the analyzed period.

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

i)	Assessment of economic capital sufficiency: each year, the Bank calculates the economic capital for those risks that, for their significance, may eventually affect the Bank’s solvency.
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
During the second half of 2019, in a political context of federal general elections, which gave rise to a change in the federal authorities, the existing volatility was accentuated for the market values of government and private financial instruments and a process of rescheduling maturities and swaps of certain government debt instruments started. In addition, material increases were observed in the country’s risk and in the exchange rate between the Argentine peso and the US dollar.
Subsequently, among other regulations, relevant modifications to the tax regulation system were introduced, including changes in the income tax, withholdings related to foreign exchange transactions and for the acquisition of foreign currency for hoarding purposes, and material restrictions to the exchange market access were also established.
At the same time, the government’s debt restructuring process continued under domestic and foreign legislation, including several voluntary swaps and the reached agreements regarding the country’s indebtedness with the IMF and the Paris Club, among others. In particular, during March 2023, it was established that the jurisdictions, entities and funds related to the National Public Sector must proceed to the sale or auction of their holdings of certain national government securities denominated and payable in US dollars under domestic legislation. In turn, it was provided that the certain holdings of securities under foreign legislation held by such jurisdictions, entities and funds must be delivered in exchange to the National Treasury for the government securities issued. Finally, the issuance of government securities payable in Pesos of the National Treasury was authorized up to the amount necessary for the exchange.
Particularly, regarding to the price of US dollar, since the end of 2019, the gap between the official price of the US dollar -used mainly for foreign trade- and the alternative values that arise through the stock market operation and also with respect to the unofficial value, began to widen around 100% as of the date of issuance of these consolidated Financial Statements.
Even though, at the date of issuance of these consolidated Financial Statements certain volatility levels previously mentioned have been decreased, the local and international macroeconomic context generates certain degree of uncertainty regarding its future progress, considering the effects of the pandemic declared for Coronavirus (COVID – 19) that recently has significantly affected the international economy activity and the military conflict between Russia and Ukraine in the level of the global economic recovery.
Therefore, the Bank’s Management permanently monitors any changes in the abovementioned situations in international and local markets, to determine the possible actions to adopt and to identify the possible impact on its financial situation that may need to be reflected in the future Financial Statements.

54	EVENTS AFTER REPORTING PERIOD
No other significant events occurred between the end of the fiscal year and the issuance of these consolidated Financial Statements that may materially affect the financial position or the profit and loss for the fiscal year, not disclosed in these consolidated Financial Statements.