Form 20-F
period 2023-12-31
Macro Bank Inc.
filed 2024-04-29
CIK 1347426

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2023
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
Republic
of
Argentina
(Jurisdiction of incorporation or organization)
Avenida Eduardo Madero 1182
,
City of Buenos Aires
,
Argentina
(Address of registrant’s principal executive offices)
Jorge Francisco Scarinci
Chief Financial Officer
Banco Macro S.A.
Avenida Eduardo Madero 1172, 24th Floor
City of Buenos Aires
,
Argentina
, C1106ACY Telephone: (+
54
-
11
-
5222-6730
)
Email: (jorgescarinci@
macro.com.ar
)
(Name, telephone, e-mail and/or facsimile member and address of company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
American Depositary Shares Class B ordinary shares , par value Ps.1.00 per share	BMA BMA	New York Stock Exchange New York Stock Exchange (*)

(*)	Ordinary shares of Banco Macro S.A. are not listed for trading but only in connection with the registration of American Depositary Shares which are evidenced by American Depositary Receipts.
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
City of Buenos Aires, Argentina.
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

The consolidated financial statements as of December 31, 2023, and the corresponding figures for the previous fiscal years have been restated for the changes in the general purchasing power of the functional currency (Pesos) of the Bank as established by IAS 29. As a result, those consolidated financial statements are stated in terms of the current measuring unit at the end of the reporting period (December 31, 2023), except otherwise indicated. The inflation rate was 211.4%, 94.8% and 50.9% for the fiscal years ended on December 31, 2023, 2022 and 2021 respectively.

Solely for the convenience of the reader, the reference exchange rate for U.S. dollars as of December 29, 2023, as reported by the Central Bank was

Ps.808.4833 to U.S.$1.00.

The accompanying consolidated financial statements include the financial statements, as of December 31, 2023, of the Bank and the following controlled entities:

•	Macro Bank Limited;

•	Macro Securities S.A.U. (“Macro Securities”);

•	Macro Fiducia S.A.U. (“Macro Fiducia”);

•	Macro Fondos S.G.F.C.I. S.A. (“Macro Fondos”);

•	Argenpay S.A.U. (“Argenpay”);

•	Fintech SGR (“Fintech”);

•	Macro Agro S.A.U. (“Macro Agro”) (formerly known as Comercio Interior S.A.U.);

•	Banco BMA S.A.U. (“Banco BMA”) (formerly known as Banco Itaú Argentina S.A.) (consolidated since November 2023);

•	BMA Asset Management S.A. (“BMA Asset Management”) (formerly known as Itaú Asset Management S.A.) (consolidated since November 2023); and

•	BMA Valores S.A. (“BMA Valores”) (formerly known as Banco Itaú Valores S.A.) (consolidated since November 2023).

IFRS differs in certain aspects from Central Bank Rules. As a result, our financial information presented under IFRS is not directly comparable to our financial information presented under Central Bank Rules. Accordingly, readers should exercise caution when making any comparison.

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

Cautionary statement concerning forward-looking statements

This annual report contains certain statements that we consider to be “forward-looking statements.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward- looking statements, including, among other things:

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

A. [Reserved]

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

You should carefully consider the risks described below with all of the other information included in this annual report before deciding to invest in our Class B shares or our ADSs. If any of the following risks actually occurs, it may materially harm our business and our financial condition and results of operations. As a result, the market price of our Class B shares or/and our ADSs could decline, and you could lose part or all of your investment.

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

Substantially all of our operations, properties and customers are located in Argentina and, as a result, our business is to a large extent dependent upon macroeconomic, political, regulatory and social conditions prevailing in Argentina, including but not limited to, the following: (i) international demand and prices for Argentina’s commodity exports; (ii) competitiveness and efficiency of domestic industries and services; (iii) stability and competitiveness of the Peso against foreign currencies; (iv) foreign and domestic investment and financing; (v) level of foreign exchange reserves in the Central Bank which may cause abrupt changes in currency values and exchange and capital control regulations; (vi) interest rates, inflation, wage and price controls; (vii) labor disputes and work stoppages; (viii) the level of expenditure by the Argentine government and ability to sustain fiscal balance; (ix) changes in economic or fiscal policies implemented by the Argentine government; and (x) the level of unemployment, political instability and social tensions.

In the last few years, developments in economic, regulatory and social conditions in Argentina, and measures taken by the Argentine government, have had and are expected to continue to have a significant impact on our business, results of operations and financial condition. The Argentine government has been directly intervening in the economy and in private sector operations and companies, limiting certain aspects of private sector businesses, establishing (i) minimum salary levels and mandatory employees’ benefits, (ii) price controls, (iii) requirements for business to submit monthly information on prices, quantities sold of final and intermediate goods and stock, and (iv) controls over tariffs for public services. Employers, both in the public and private sector, have also been experiencing intense pressures from their personnel, or from the labor unions representing them, demanding salary increases and certain benefits for the workers, given the high inflation rates.

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

On November 19, 2023, presidential elections were held, in which Javier Milei from the “La Libertad Avanza” party was elected President, defeating the two parties that governed Argentina in recent years. We cannot foresee the impact that the new administration’s actions (including the prospective dollarization of the economy) will have on the Bank’s business, financial condition, results of operations and cash flows. Political uncertainty regarding measures to be adopted by the Argentine government could affect macroeconomic, political, regulatory, or social conditions in Argentina. Furthermore, the capacity of the incumbent government to secure necessary alliances to introduce or amend legislation remains uncertain.

The Argentine government faces unique macroeconomic challenges, such as reducing the inflation rate, achieving commercial and fiscal surpluses, accumulating reserves, supporting the peso, refinancing debt owed to private creditors, and improving the competitiveness of local industry based on different factors that affect it (including the invasion of Ukraine by the Russian Federation and the conflict between Israel and Hamas in the Gaza Strip) Most recently, on April 1, 2024 an air strike on an Iranian consulate building in Damacus, Syria resulted in the death of senior Iranian commanders. In retaliation, Iran launched drones and missiles towards Israel. Subsequently, on April 19, 2024, Israel conducted a military attack against targets in Iran. These developments have led to heightened regional tensions and uncertainty.

The new administration has enacted Decree No. 70/2023 contemplating several measures to reduce the size of the public administration and public expenses and to de-regularize the economy. Decree No. 70/2023 was analyzed by the Chamber of Senators on March 14, 2024 where it obtained 42 votes against, 25 in favor and 4 abstentions and despite its rejection, the rights acquired during its effectiveness will remain enforceable. Decree No. 70/2023 is yet to be analyzed by the Chamber of Deputies.

In addition, on December 27, 2023, the Argentine Executive Branch presented a draft bill to the Argentine Congress entitled “Bases and Starting Points for the Freedom of the Argentine People.” The draft bill declares a public emergency in economic, financial, fiscal, social security, defense, tariff, energy, health and social matters until December 31, 2025, extendable for two additional years, and delegates a series of legislative powers to the Argentine Executive Branch for the duration of the emergency. The bill also includes a series of legal, institutional, tax and criminal reforms spanning various economic sectors, alongside a significant reformulation of the current labor scheme (e.g., individual labor relations, collective bargaining, essential services, union powers, etc.). However, due to a judicial measure requested by the General Confederation of Labor (i.e., the main labor union entity in the country), a precautionary suspension of the labor provisions of such Decree (present in Chapter IV) was ordered, pending an analysis of the constitutional validity of such Decree. Therefore, it will be important to see how the Courts proceed with respect to the enforceability of the Decree.

As of the date of this annual report, the Chamber of Deputies had preliminarily approved the bill by 144 votes in favor and 109 against. However, a subsequent article by article examination led to its rejection and referral back to the committee. Its reconsideration by the committee and the Chamber of Deputies will follow standard legislative processes, as if it had not previously been sanctioned. As of the date of this annual report, it is not possible to establish when the bill will be dealt with in committee. However, in order for the bill to pass, Javier Milei needs to forge alliances with the other political associations in order to obtain the additional votes needed for the bill to enter into force.

During the 2024 opening legislative sessions, President Milei called on governors, former presidents and leaders of the main political parties to put aside their personal interests and meet on May 25, 2024 in the province of Córdoba to sign a new social contract, called the “May Pact” (Pacto de Mayo), which establishes the ten principles of the proposed new Argentine economic order. These are: (i) the inviolability of private property, (ii) non-negotiable fiscal balance; (iii) the reduction of public expenditure; (iv) a tax reform that reduces fiscal pressure over the Argentine population; (v) a federal tax reform; (vi) the provinces commitment for the natural resources exploitation; (vii) a labor reform; (viii) a reform to the retirement system; (ix) a political structural reform; and (x) the opening of international trade in a way that Argentina becomes a protagonist in the global market again.

It is difficult to predict the social, political or economic impact of the measures announced and implemented by the government to date and/or future measures and/or the outcome of the ambitious deregulation scheme purported to be enforced by means of Decree No. 70/2023 and the abovementioned draft bill. Such measures could affect our financial condition and results of operations.

The Argentine economy could be adversely affected by economic, political and geopolitical developments in other countries.

Argentina’s economy remains vulnerable to external shocks that could be caused by a variety of adverse regional or global developments. This includes global economic instability driven by uncertainty about trade policies, the economic conditions in its major trading partners (including Brazil, the European Union, China and the United States), and geopolitical tensions. The geopolitical conflicts, notably the ongoing dispute between Russia and Ukraine, and between Israel and Hamas in the Gaza Strip, contribute to this instability by causing heightened inflation, supply chain problems, interest rate increases, market volatility, and impacts on commodity prices, particularly crude oil and gas. These conflicts could further slow the global economy and affect the payment capacity of our customers, especially those with exposure to the Russian or Ukrainian markets.

In October 2023, the Israeli-Palestinian conflict intensified as Hamas, which has controlled the Gaza Strip for over 15 years, infiltrated the militarized border into Israel. This incursion led to swift Israeli military responses, including the declaration of a state of war and the launch of Operation Iron Sword. The Israeli army mobilized to reinforce the borders, encircle the Gaza Strip, and search for Hamas terrorists within Israeli territory. The armed conflict continues, and additional tension in the region has increased as Israel was involved in the bombing of an Iranian consulate in Syria, which escalated tensions with Iran. As a consequence of the ongoing conflict between Israel and Hamas, which already involved several jurisdictions (given that

Israel has received attacks from Hezbollah cells spread across the region -which in many cases it responded to-), on, April 13, 2024, Iran launched an unprecedented attack on Israel in a new escalation of the violent situation in the Middle East. Iran’s offensive is in retaliation for an Israeli attack on its consulate in Damascus, Syria, which resulted in the death of an Iranian military commander. This attack signals the beginning of an open conflict between two nations, and it cannot be assured that there will be no other countries involved. As of the date of this annual report, the conflict is ongoing, and the potential consequences of a broader regional escalation remain uncertain.

The imposition of economic sanctions and trade restrictions against Russia by the United States, European Union, United Kingdom, and other major economies could lead to an increase in severity, resulting in raw material shortages, higher inflation levels, and supply chain interruptions. Interruptions in the global supply chain could affect various sectors, particularly energy, and create difficulties in local markets.

Furthermore, global economic and financial crisis, the general weakness of the global economy and instability in the international financial system, negatively affect emerging economies like Argentina. The Argentine economy could suffer from lower international demand and lower prices for its products and services, lower capital inflows and higher risk aversion, which may also adversely affect our business, results of operations, and financial condition. In addition, the long-term effects of the expansionary monetary and fiscal policies adopted by central banks and financial authorities in some of the world’s major economies, including the United States and China, are uncertain.

The Argentine economy may also be affected by conditions in developed economies, such as the United States, which are significant trading partners of Argentina or have an influence on international business cycles. If interest rates increase significantly in developed economies, including the United States (which has occurred in recent years), Argentina and its developing economy trading partners, such as Brazil, could find it more challenging and burdensome to borrow capital and refinance existing debt, which could adversely affect economic growth in those countries. Reduced growth in Argentina’s trading partners could have a material adverse effect on Argentina’s export markets and, in turn, adversely affect economic growth.

During the first quarter of 2023, the failure of significant banking entities including Silicon Valley Bank on March 10, 2023 the largest U.S. bank to fail since the collapse of Washington Mutual in 2008, and Signature Bank shortly thereafter, sparked concerns about liquidity and stability in the global banking system. These events have had a ripple effect, influencing the shares of banks such as Credit Suisse and causing concern at the European Central Bank due to the sell-off of Deutsche Bank’s shares. Although the U.S. government decided not to bail out the institutions, it assured depositors that their holdings would not be affected. Subsequently, U.S. bank First Citizens agreed to purchase all Silicon Valley Bank ‘s loans and deposits.

We cannot assure investors that developments in other markets will not affect macroeconomic, political, or social conditions in Argentina. Consequently, there is a risk that our business, results of operations, and financial condition may be adversely impacted by these multifaceted external influences. The exact consequences of these developments on the global economy and financial markets, and by extension on the Argentine economy, are challenging to predict due to the complexities involved.

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

On October 28, 2022, the former Minister of Economy, Sergio Massa, announced a new agreement with the Paris Club. The agreement is an addendum to the one signed in 2014 by the then Minister of Economy, Axel Kicillof, and recognizes a principal amount of U.S.$ 1,971 million, extending an amortization term of thirteen semi-annual installments, starting in December 2022 to be finally cancelled in September 2028. The interest rate was improved from 9.00% to 3.90% in the first three installments, with a gradual increase to 4.50%. The payment profile implies an average semiannual payment of U.S.$ 170 million (principal and interest included). Over the next two years, Argentina will repay 40.00% of the principal due.

On June 26, 2023, the former Minister of Economy, Sergio Massa signed bilateral agreements with three members of the Paris Club to refinance the existing debt with the institution. Thus, after signing the new agreement reached in 2022, the former Minister of Economy was able to seal bilateral agreements with 15 of the 16 creditors of the institution.

In addition, the Argentine government negotiated with the International Monetary Farm (IMF) in order to renegotiate the principal maturities of the U.S.$ 44.1 billion disbursed between 2018 and 2019 under a Stand-By Agreement, originally planned for the years 2021, 2022, and 2023.

On January 28, 2022, the Argentine government announced it had reached an agreement with the IMF on the most relevant points. On March 3, 2022, the Argentine government and the IMF announced that the agreement is based on what is known as the IMF’s Extended Fund Facility, which includes 10 reviews to be carried out quarterly for two and a half years. The disbursements will be made after each review. The repayment period for each disbursement is 10 years, with a grace period of four and a half years, starting in 2026 and ending in 2034.

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

The program was approved by the Argentine Congress through Law No. 27,668 on March 17, 2022, being enacted by means of Decree No. 130/22.

On March 25, 2022 the IMF Executive Board approved a thirty-month agreement under the Extended Fund Facility for an amount equivalent to U.S.$44 billion, including an immediate disbursement of U.S.$9.6 billion. On June 8, 2022, the IMF approved the first review of the agreement, giving access to Argentina to U.S.$ 4.03 billion. On October 7, 2022, the IMF approved the second review of the agreement and authorized the disbursement of U.S.$ 3.8 billion. On December 2022, the IMF Board approved the third quarter targets (July to September 2022) and authorized a disbursement of approximately U.S.$ 6.0 billion.

On March 13, 2023, the IMF issued a press release in response to the increasingly severe impact of the drought, announcing that the IMF staff and the Argentine authorities reached an agreement to modify the net international reserves accumulation target for 2023. On April 1, 2023, the IMF Executive Board approved the fourth review of the program with Argentina. As a result, Argentina received an immediate disbursement of U.S.$ 5.4 billion. On August 23, 2023, the IMF confirmed the approval of the fifth and sixth reviews of the program and approved the disbursement of U.S.$ 7.5 billion to Argentina.

On January 31, 2024, the Executive Board of the IMF concluded the seventh review of the agreement which enables and immediate disbursement of around U.S.$ 4.7 billion, this brings total disbursements under the arrangement to approximately U.S.$ 41 billion. As described by the IMF, Argentina is implementing an ambitious stabilization plan centered on the establishment of a strong fiscal anchor along with policies to durably bring down inflation and strengthen reserves.

In the event that the Argentine government does not comply with the economic and fiscal commitments and targets agreed with the IMF, Argentina could default on its debt with the IMF and, consequently, its financial and economic situation could be adversely affected.

We cannot assure that the conditions of the agreements with the IMF and the Paris Club will not affect Argentina´s ability to implement reforms and public policies and boost economic growth. We also cannot predict the impact of the stabilization plan being implemented nor the impact of the outcome of that negotiation on Argentina’s (and indirectly our) ability to access the international capital markets.

In spite of the restructuring of the Argentine public debt carried out in 2020, the international markets continue showing signs of doubts as to whether Argentina’s debt is sustainable and, therefore, country risk indicators remain high. As of December 29, 2023, the country risk stood at 1,906 points. As of April 19, 2024, it was at 1,216 points. According to a Morgan Stanley Capital International (“MSCI”) release, Argentina was considered an “emerging market” until June 2021, when it was reclassified as a “standalone market”, investing in such markets generally carries additional risks.

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

In addition to the above, there (i) are two final UNCITRAL (United Nations Commission on International Trade Law) awards against Argentina for a total of U.S.$7.5 million, (ii) one ICC (International Chamber of Commerce) award for U.S.$67.1 million against Argentina pending annulment requested by Argentina, (iii) one ongoing UNCITRAL proceeding against Argentina for U.S.$11 million, and (iv) two suspended ICC proceedings with claims totaling U.S.$200.7 million. We cannot guarantee that in the future the Argentine government will not default on its obligations.

It is important to note the ruling in the lawsuit brought by Petersen and Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P. who filed opening briefs in support of cross-motions for summary judgment with respect to a claim of liability and damages against YPF S.A.(“YPF”) and Argentina. Plaintiffs requested the United States District Court for the Southern District of New York (the “District Court”) for summary judgment in their favor, while each of the defendants argued that they had no liability and should not indemnify the plaintiffs and requested the District Court for summary judgment in their favor and to dismiss all remaining claims against them.

In a decision rendered on March 31, 2023, the District Court granted YPF’s summary judgment motion and denied plaintiffs’ summary judgment motion as to YPF in its entirety. The District Court decided that YPF has no contractual liability and owes no damages to plaintiffs for breach of contract and, accordingly, dismissed plaintiffs’ claims against YPF. The District Court denied the Argentina’s motion for summary judgment, and the proceeding continued between plaintiffs and Argentina. On September 15, 2023, a final judgement against Argentina was rendered, in which the District Court ordered that the plaintiffs shall recover on their claim for breach of contract from Argentina approximately U.S.$ 16 billion and, in accordance with the decision rendered on March 31, 2023, decided to dismissed plaintiffs’ claims against YPF. The plaintiffs then asked the District Court to order Argentina to deposit a guarantee equivalent to the full amount of the ruling with the court. Argentina asked for an extension to deposit such guarantees which was denied by the District Court. Additionally, Argentina is filling for an appeal of the final ruling. On October 18, the plaintiffs appealed the District Court’s final judgment. Recognizing that failure to address these issues could increase the risk of political instability, distort decision-making processes and negatively affect Argentina’s international reputation and its ability to attract foreign investment, the Argentine government has announced several measures aimed at strengthening Argentine institutions and reducing corruption. These measures include the reduction of criminal convictions in exchange for cooperation with the government in corruption investigations, increased access to public information, the restitution to the state of assets of corrupt officials, the increase of the powers of the Anti-Corruption Office, the presentation of a draft of a new public ethics law, among others. The ability of the Argentine government to implement these initiatives is uncertain, as it would be subject to independent review by the judiciary, as well as legislative support by the opposition parties. On February 22, 2024, the Argentine Government filed before the Second Circuit Court of Appeals in New York (United States) its arguments to initiate the appeal. The two main axes of the strategy, according to the brief, are aimed at challenging the fact that the case is being heard in the New York court, and at reviewing the millionaire amount of the indemnity established in the first instance ruling. On March 25, the plaintiffs filed reply to the appeal made by the Argentine government on February 22, challenging the decision that absolved YPF of any liability for the re-expropriation, thereby reintroducing YPF into the legal proceedings.

Also, the Bank cannot assure that no new litigation will be filed against Argentina, nor that these new cases will not affect the Argentina´s economy and our business.

Exchange controls and capital inflow and outflow restrictions have limited, and could continue to limit, the availability of international credit and may adversely affect the Argentine economy.

In the last few years the Argentine government and the Central Bank have implemented certain measures that control and restrict the ability of companies and individuals to access to the foreign exchange market to purchase foreign currency and to transfer it abroad, in order to contain the decrease in the level of international reserves held by the Central Bank. Those measures include, among others: (i) restricting access to the Argentine foreign exchange market for the purchase or transfer of foreign currency abroad for any purpose, including the payment of dividends to non-residents stakeholders; (ii) restrictions on the acquisition of any foreign currency to be held as cash in Argentina; (iii) requiring exporters to repatriate and settle in Pesos, in the local exchange market, all the proceeds of their exports of goods and services; (iv) limitations on repayment of foreign debt and to the transfer of securities into and from Argentina; (v) establishing certain mandatory refinancing’s; and (vi) the implementation of taxes on certain transactions involving the acquisition of foreign currency. For further information, see “Item 10.D – Exchange Controls”.

As a consequence of exchange controls, the gap between the official exchange rate, which is currently used for commercial and financial transactions, and other informal exchange rates that implicitly emerged as a result of certain transactions commonly carried out in the capital market (dollar “MEP” or “blue chip swap”) widened considerably, creating a gap between these rates which reached 217% by 2023 and that is currently around 17.56%. The Argentine government could maintain a single official exchange rate or create multiple exchange rates for different types of transactions, and thus split the exchange market substantially modifying the applicable exchange rate at which we acquire currency to service our outstanding foreign currency denominated liabilities. In addition, the imposition by the government of further exchange controls and restrictions and/or taking other measures in response to capital outflows or the devaluation of the Peso could weaken public finances. Such a weakening of public finances could have an adverse effect on Argentina´s economy and on -our results of operations and financial condition.

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

Despite the positive effects of the real depreciation of the Peso on the competitiveness of certain sectors of the Argentine economy, the depreciation of the Peso has had and may continue to have a negative impact on the ability of certain Argentine businesses to service their foreign currency-denominated debt, lead to inflation, significantly reduce real wages and jeopardize the stability of businesses whose success depends on domestic market demand and adversely affect the Argentine Government’s ability to honor its foreign debt obligations. The Peso has suffered significant devaluations against the US Dollar in the past. The Peso depreciated by 14.7% in 2021, 42.9% in 2022 and 77.9% in 2023, against the US Dollar. As of December 29, 2023, the exchange rate was Ps. 808.4833 per US Dollar, reflecting an increase of approximately 78.0% compared to the same period of the previous year.

In reference to the above, it is important to note that in recent years the level of inflation has exceeded the level of official devaluation. In an effort to address the fiscal deficit, the newly elected government implemented a currency adjustment, leading to a devaluation of the Peso close to 55% in December 2023 and from then on, it is maintaining a monthly devaluation of 2%.

Should the Peso undergo a substantial devaluation, all of the negative effects on the Argentine economy related to such devaluation could recur, with adverse consequences to our business, financial condition and results of operations.

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

High inflation levels could have adverse long-term consequences for the Argentine economy.

In the past, inflation has materially undermined the economy and Argentina’s ability to create conditions conducive to growth. High inflation may also weaken Argentina’s competitiveness abroad and lead to a decline in private consumption which, in turn, could also affect employment levels, wages and interest rates. In addition, a high inflation rate could undermine confidence in Argentina’s financial system, reducing the peso deposit base and negatively affecting long-term credit markets.

Currently, inflation remains high and is likely to remain at similar levels in the future; according to the official data published by INDEC, consumer price inflation was 50.9% in 2021, 94.8% in 2022 and 211.4% in 2023. Regarding year 2024, inflation in January, February and March was 20.6%, 13.2% and 11.0% respectively.

In reference to the above, the newly elected government is lifting price and tariff restrictions imposed by the preceding government. This impactful policy shift has, in turn, played a crucial role in the inflation dynamics over the past few months.

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

The fiscal deficit was Ps. 1,407,641 million in 2021, Ps. 1,955,140 million in 2022 and Ps. 1,991,316 million in 2023. Public spending was Ps. 7,733,816 million in 2021 and Ps. 13,191,168 million in 2022.

It is worth mentioning that the new government is actively pursuing measures to streamline the public administration and curtail public expenditure. This involves the termination of employment contracts previously initiated by the prior administration, adjustments to public service fees, and the temporary suspension of public works, among other strategic initiatives.

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

According to the Corruption Perceptions Index published on January 30, 2024 by the organization Transparency Corruption, Argentina dropped four positions in relation to 2022 and finished 98th out of 180 countries in terms of corruption. A lack of a solid institutional framework has been identified as, and continue to be, a significant problem for Argentina. Failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment, and consequently, may negatively affect our business, financial condition and results of operations. Although the Argentine government has taken several measures aimed at strengthening Argentina’s institutions, we cannot guarantee the implementation of measures to ensure transparency and integrity in a highly polarized political context.

An outbreak of a new pandemic may have material adverse consequences on the Argentine economy.

An outbreak of a pandemic, disease or similar public health threat, such as COVID-19, which has had material adverse consequences for the global economic, financial, and business conditions, could materially and adversely affect the Argentine economy, and our business, financial condition and results of operations.

Some potential negative effects include adverse impacts on financial markets, a decrease in the demand for exports and imports leading to reduced revenue, and a significant fall in the international prices of commodities. This fall in prices can be attributed to a sharp decline in demand coupled with producers’ inability to decrease supply in an orderly fashion, which would negatively affect the Argentine economic environment. Additionally, substantial changes in business and social behaviors may influence the sale of commodities.

We cannot predict or estimate the future negative impact that a new pandemic may have on the Argentine economy, and our business, results of operations, and financial condition, and it would depend on events outside of our control, including the intensity and duration of the pandemic and the measures taken by the different governments, including the Argentine government, in order to contain the pandemic and/or mitigate the economic impact.

Climate change-related risks may adversely affect Argentina’s economy.

There is an increasing concern in Argentina and the world over the risks of climate change and related environmental sustainability matters.

Argentina has experienced relevant environmental disruptions such as droughts, the historic drop in the Paraná River (the country’s main tributary) and a large number of wildfire outbreaks in multiple provinces. The effects from such environmental disruptions in agriculture caused and will cause significant economic problems in the country as there were significant drops in harvests and cuts in projected results. In addition, adverse weather conditions may affect the production of commodities by the agricultural sector, which represents a significant portion of Argentina’s export revenues. On average, precipitation levels have been about 20% below the 30-year mean. The drought persisted until October 2023 and was responsible for leaving a negative balance in the annual accumulated rainfall. After October 2023, the rainfall recovered, which generates a good projection for the 2023/24 heavy season in the region, with 60% of the first soybean crops and 90% of the early corn reported to be in excellent to very good conditions.

A continued decrease in the international prices of the main commodities exported by Argentina or adverse weather conditions (including, but not limited to, droughts) may adversely affect agriculture activities, which in turn could have a negative effect on the level of government revenues and its ability to service its public debt and generate recessionary or inflationary pressures, depending on the government’s reaction. A decrease in commodity prices could adversely affect the Argentine economy and the Argentine government’s tax revenues, thereby affecting our business, financial condition and results of operations.

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

As climate risk is interconnected with all key risk types, we have developed and continue to enhance processes to embed climate risk considerations into our risk management strategies; however, because the timing and severity of climate change may not be predictable and is rapidly evolving, our risk management strategies may not be effective in mitigating climate risk exposure. Additionally, we may become subject to new or heightened regulatory requirements relating to climate change, including the final rules adopted by the SEC in March 2024, which requires registrants to include extensive climate-related disclosures in registration statements and annual reports. The implementation of such rules may result in increased regulatory, compliance or other costs. As the risks, perspective and focus of regulators, shareholders, employees, and other stakeholders regarding climate change are evolving rapidly, it can be difficult to assess the ultimate impact on us of climate change-related risks, compliance risks, and uncertainties. The application of these measures is currently suspended by a U.S. court order.

Any of the conditions described above, or our failure to identify other climate-related risks, could have a material adverse effect on our business, financial condition and results of operations.

Risks relating to the Argentine financial system

The growth and profitability of Argentina’s financial system depends on the growth of the long-term credit market.

Since most deposits are short-term deposits, a substantial portion of the loans have the same or similar maturities, and there is a small portion of long- term credit lines.

The proportion of long-term credit lines, such as mortgage loans, is low and long-term loan originations were significantly reduced in 2021, 2022, and 2023, as a result of high interest rates and the difficult financial and macroeconomic backdrop.

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

Although liquidity levels are currently reasonable, it is not possible to offer any guarantee that these levels will not decrease in the future due to adverse economic conditions that could negatively affect the financial system and our business. Furthermore, while banks’ liquidity is high, a significant share of it is deposited at the Central Bank, and as a result banks have to rely on the Central Bank in order to access those funds. If we were to experience significant withdrawals by depositors, it could have a material adverse effect on our business, results of operations and financial condition.

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

The ability of Argentine private sector debtors to repay their loans has deteriorated significantly in the past years as a result of certain economic events in Argentina and challenging macroeconomic conditions. This trend has significantly impacted the asset quality of financial institutions, including our own. However, in the recent period, there has been a noticeable enhancement in the quality of the portfolio across the financial system and within our portfolio. This improvement was partially driven by measures introduced by the previous government, which provided incentives for consumer spending, such as installment plans with subsidized interest rates on credit card payments, and created special credit lines for small and medium-sized enterprises (SMEs) to fund working capital in an advantageous environment for borrowers, characterized by negative real interest rates.

Although the agreement with the IMF has significantly reduced uncertainty about short-term macroeconomic policies, the external situation remains fragile. Against the background of a change of government, high inflation, tightened import restrictions, low international reserves and severely limited fiscal space, risks remain elevated, which will keep investment and private consumption subdued. The high and persistent inflation of recent years is leaving a very negative balance for the purchasing power. This resulted in wages losing purchasing power by -11.5 points, approximately, in the period between January and December 2023.

The irregularity ratio of credit to the private sector remained at the same levels during 2023, with a slight increase at the end of 2023 reaching a level of 3.7% as of December 2023. The irregularity levels in corporate financing reached 4.4% and with lower irregularity levels in household financing, as is the case of mortgage lines.

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

Certain public and private organizations have initiated class actions against financial institutions in Argentina, including us, some of which have been favorable contested while others were duly appealed by us. The Argentine National Constitution and the Consumer Protection Law, contain certain provisions regarding class actions. However, their guidance with respect to procedural rules for instituting and trying class action cases are limited. Nevertheless, by means of an ad hoc doctrine construction, Argentine courts have admitted class actions in some cases, including various lawsuits against financial entities related to “collective interests” such as alleged overcharging on products, applied interest rates and advice in the sale of public securities, among others.

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

In this sense, following the election of the new government, the Central Bank issued a press release communicating certain measures with the purpose of clarifying and simplifying the signal of the monetary policy rate. Therefore, the monetary policy interest rate will be the rate for one-day reverse repo. A rate that has been set at 60% nominal per annum. Also, the Central Bank announced that it would cease conducting future LELIQ (are Liquidity Bills (Letras de Liquidez) used by the Central Bank) auctions, with overnight reverse repo operations becoming its main instrument for absorbing monetary surpluses.

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

Financial institutions receive income from the commissions they charge merchants on debit and credit card transactions. A change in applicable law that place limits on the fees that merchants may be charged may adversely reduce revenues of the Argentine financial institutions. In March 2017, the Central Bank reduced credit and debit card fees on a gradual annual plan. The maximum debit card sales commissions for 2020 was 0.70% and 0.60% for 2021 and after, and the maximum credit cards commissions for 2020 was 1.50% and 1.30% for 2021 and after. In June 2022, the Central Bank issued Communication “A” 7533, establishing that sales commission fees must not exceed 0.60% for debit card and 1.30% for credit card. Through Communication “A” 7919 of the Central Bank, these percentages were reinstated.

The application of the limits established by the Central Bank and any further reduction in credit and debit card sales commissions could adversely affect our profitability, financial condition and results of operations. Through Decree No. 70/2023, credit card transactions were simplified and the benefits for issuers were applied by eliminating the fee limit which was established by the Law No. 25,067. These limits were 3% for credit cards and 1.5% for debit cards. As from the effectiveness of the Decree No. 70/2023, section 15 provides that “the issuing entity shall mandatorily disclose to the public the financing rate applied to the credit card system.” At the same time, section 18 of the Decree No. 70/2023 stipulates that “regardless of the provisions of the substantive laws, punitive interest shall not be capitalizable.” For more information see “Risk relating to Argentina – Political uncertainty regarding measures to be adopted by the Argentine government could affect macroeconomic, political, regulatory, or social conditions in Argentina”

It is not possible to offer any guarantee that new regulations on such a matter will not be implemented in the future that may reduce future financial revenues. Such could in turn have a negative impact on the Argentine financial institutions and, in turn, on our business, financial position and results of operations.

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

Our business strategy is to increase fee income and loan origination in one of our principal target markets; low- and middle-income individuals and

SMEs.

This target market is particularly vulnerable to economic recessions and, in the event of a recession, growth in our target market may slow and consequently adversely affect our business. The Argentine economy as a whole, and our target market in particular, is not stabilized enough for us to be certain that demand will continue to grow. Therefore, we cannot assure you that our business strategy will ultimately be successful without undue delay or at all.

Significant shareholders have the ability to direct our business and their interests could conflict with yours.

As of December 31, 2023, our significant shareholders, Banco de Servicios y Transacciones S.A., as trustee of the Guarantee Trust JHB BMA and Delfín Jorge Ezequiel Carballo, directly or beneficially owned 5,995,996 Class A shares and 104,473,881 Class B shares, and 4,901,060 Class A shares and 118,251,845 Class B shares, respectively. Following Mr. Brito’s death in November 2020, the transfer of the shares remained subject to approval by the Central bank. The Central Bank approved the transfer of the shares to the Guarantee Trust JHB BMA in September 2023. The Guarantee Trust JHB BMA’s beneficiaries are Mr. Jorge Horacio Brito’s heirs. Guarantee Trust JHB BMA’s decisions are made by the trustee, based on instructions provided by a majority of Mr. Jorge Horacio Brito’s children.

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

We have historically expanded our business primarily through acquisitions. We will continue to consider attractive acquisition opportunities that we believe may offer additional value and are consistent with our business strategy. We cannot assure you, however, that we will be able to identify suitable acquisition candidates or that we will be able to acquire promising target financial institutions on favorable terms or that the Central Bank will approve any such transaction without undue delay or at all. In this sense, on November 3, 2023 the shares of: (i) Banco Itaú Argentina S.A. that represent 100% of the share capital and votes; and (ii) Itaú Asset Management S.A. and Itaú Valores S.A. which, directly and indirectly, represent 100% of the share capital and votes of each of said companies were transferred to us.

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

Our management considers that there is uncertainty about the impact that could result from the change in the economic policy regime, the implementation of a macroeconomic imbalances adjustment program and an inflation stabilization plan. In particular, we analyzed the temporary negative impact on the quality of the consumer credit portfolio, on the performance of MIPYMES and on the expected recovery of credit-impaired companies, which would result from relative price adjustments, the elimination of subsidies on public services, and/or the presence of positive real interest rates, among other measures, until certain macroeconomic variables are stable and activity levels recover, and consequently, we decided to make an additional adjustment to the provisions of Ps. 10,978.1 million as of December 31, 2023.

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

For more information see “Risk relating to Argentina – The Argentine economy could be adversely affected by economic and political developments in other countries.”

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

During the last years, there has been an increase in cases of phishing, and especially of telephone phishing or Vishing and Angler phishing, through social networks, in order to deceive clients and obtain confidential information using different techniques of social engineering. In addition, our risk and exposure to these matters remain heightened because of the evolving nature and complexity of these threats from cybercriminals and hackers. Preventive measures and security components continue to be developed to improve the preventive measures against such kinds of fraud and increase the level of protection of information. In this sense, we have taken measures to mitigate the cases of phishing and digital fraud and protect our customers.

On March 2023 the Central Bank, issued Communication “A” 7724 that seeks to prevent and combat the increasingly frequent frauds against banking customers. Through this regulation, it requires banks to improve their policies, procedures and controls in order to obtain more encouraging results in risk assessments and, to improve the mitigation of their risks related to information technology and security. The standard issued indicates that it is essential to define and implement an information technology and security risk management framework as part of the bank’s risk management and that this requires time, extensive training and commitment from senior management and the board of directors. Effective October 2023, this regulation contributes to mitigate the specific risks already mentioned and also to reduce and mitigate the entity’s reputational risk issues such as cyber resilience, security incident management and integration with integrated risk management policies.

On June 2023, the Central Bank issued Communication “A” 7777, which updates security practices and requirements to form a comprehensive regulatory framework that seeks to protect the user, promote operational resilience and preserve the stability of the financial system.

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

Given the number of transactions that take place in a financial institution, although we have implemented numerous controls to avoid the occurrence of inefficient or fraudulent operations, errors can occur and aggravate even before being detected and corrected. In addition, some of our transactions are not fully automatic, which may increase the risk of human error or manipulation, and it may be difficult to detect losses quickly. Likewise, cybersecurity is a significant risk to us. Cybersecurity incidents or personal and confidential information may adversely affect the security of information stored and transmitted through our computer systems and may cause existing and potential customers to refrain from doing business with us.

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

The Central Bank established, as from January 1, 2022, that financial entities authorized by it to distribute their results – in accordance with the provisions of Section 6 of the rules on “Distribution of Results”- must make such distribution in twelve equal, monthly and consecutive installments.

On March 9, 2023, the Central Bank issued Communication “A” 7719 (as further reinstated by Communication “A” 7928), which provides that as from April 1, 2023 and until December 31, 2023, those financial institutions that have the authorization of the Central Bank may distribute profits in 6 equal, monthly and consecutive installments for up to 40% of the amount that would have corresponded.

However, by means of Communication “A” 7984 dated March 21, 2024, the Central Bank extended such date until December 31, 2024 and increased the amount authorized to be distributed up to 60% of the amount that would have been applicable if the “Distribution of Results” rules had been applied.

Additionally, according to the same provision, such distribution of results must be consistent with what is reported in the Information Regime “Business plan and projections and capital self-assessment report”. The calculation of the determination of the distributable income, the verification of liquidity and solvency, the additional capital margins, as well as the amount of the installments indicated, must be made in the same currency as of the date of the meeting that decided the distribution of dividends and the payment of each of the installments, as the case may be.

We cannot assure this measure or others with similar effect will not be extended after this period nor the extent to which the measure may affect holders of our Class B shares or ADSs

Holders of our Class B shares and the ADSs located in the United States may not be able to exercise preemptive rights.

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

In 2001, 2004, 2006 and 2010, Banco Macro acquired control of Banco Bansud S.A., Nuevo Banco Suquía S.A., Nuevo Banco Bisel S.A. and Banco Privado de Inversiones S.A., respectively, expanding through these acquisitions its presence in the south and center of the country. Such entities merged with us in December 2003, October 2007, August 2009 and December 2013, respectively. In addition, during 2006, Banco Macro acquired control of Banco del Tucumán S.A., which was merged with the Bank in October 2019. Additionally, on May 21, 2019, Banco Macro acquired 100% of Argenpay SAU.

On March 18, 2022, we informed that the transfer of all of our remaining shareholding in Prisma in favor of AI ZENITH (Netherlands) B.V. representing 4.4941% of Prisma’s capital stock and votes was completed. The price for such participation amounts to U.S. Dollars 33,017,761.20 and will be paid as follows: (i) 30% in Pesos at a UVA rate plus 15% nominal annual rate and (ii) 70% in U.S. Dollars at a rate of 10% nominal annual rate within a term of six years. We also informed that, as part of the aforementioned transaction, it was agreed that part of the balance of the price for the sale of 51% of the capital stock and votes of Prisma would be paid in two installments, extending the payment term to 2026 and 2027.

Additionally, on October 1, 2021, we decided to make use of the option to reach a 24.99% interest in Fintech SGR. The purpose of this company is to facilitate access to credit for micro, small and medium-sized enterprises (SMEs) through the provision of guarantees.

On October 15, 2021, we acquired shares representing 50% of the capital stock and votes of Finova SA. The purpose of this company is to develop and commercialize the electronic platform www.facturbo.com.ar, which allows the negotiation of credit instruments issued or accepted by large companies in favor of SMEs.

Additionally, on May 18, 2023, we acquired 100% of the shares of Comercio Interior S.A.U. (currently known as Macro Agro S.A.U.) for US$ 5,218,800 payable with the proceeds of the dividends of this company. The main purpose of this company is to be a Clearing and Settlement Agent (ALyC) and grain brokerage.

During the years 2020, 2021, 2022, and 2023, we, together with other entities of the Argentine financial system, made contributions to the company Play Digital SA for a total amount of Ps. 977,225 thousand (amount not restated), reaching an equity interest of 9.4543% as of the date of this annual report. The purpose of this company is to develop and commercialize a payment solution linked to the bank accounts of users of the financial system in order to significantly improve their payment experience. Initially the shareholders, including us, were Banco de Galicia y Buenos Aires SAU, Banco BBVA Argentina SA and Banco Santander Argentina SA. and subsequently, other entities were incorporated as shareholders in addition to those mentioned above.

In August 2023, we announced that we had entered into an agreement with Itaú Unibanco Holding S.A., through its affiliates Itaú Unibanco S.A., Banco Itaú BBA S.A., and Itaú Consultoria de Valores Mobiliários e Participaçoes S.A. (collectively, “Itaú”), for a share purchase and sale agreement, by virtue of which, subject to the fulfillment of certain conditions (substantially the approval of the transaction by the Central Bank), we acquired from Itaú the shares representing 100% of the capital stock and votes of Banco Itaú Argentina S.A. and directly 13% of the capital stock and votes of Itaú Asset Management S.A. and Itaú Valores S.A. and indirectly 87% of the capital stock and votes of Itaú Asset Management S.A. and Itaú Valores S.A. On November 2, 2023, the Central Bank’s Board of Directors authorized the aforementioned purchase, which was effective on November 3, 2023.

On March 6, 2024, we, as an incorporating company, together with Banco BMA S.A.U., as an incorporated company, entered into a pre-merger commitment, whereby we will incorporate Banco BMA retroactively as of January 1, 2024 based on the separate financial statements of each of the companies prepared as of December 31, 2023 and the special consolidated merger statement of financial position as of the same date. As of the date of this annual report, we are in the process of obtaining the administrative approval of such merger before the CNV, and have also requested the authorization of the respective merger before the Central Bank.

We currently offer traditional bank products and services to companies, including those operating in regional economies, as well as to individuals, thus reinforcing our objective to be a multi-service bank.

In addition, Banco Macro performs certain transactions through its subsidiaries and controlled entities, including mainly Macro Bank Limited, Macro Securities S.A.U., Macro Fiducia S.A.U., Macro Fondos S.G.F.C.I. S.A., Argenpay S.A.U., Fintech SGR, Macro Agro S.A.U., and Banco BMA S.A.U. and its subsidiaries.

Our shares have been publicly listed on the BYMA since November 1994 and on the NYSE since March 2006, and have been authorized to list on the MAE since October 2015.

B. Business Overview

We are one of the leading banks in Argentina and the largest in terms of number of branches, with an excellent face-to-face service complemented by digital channels. Through them, we provide solutions to key players that generate economic and social value (public sector, large companies and corporations), and promote the accessibility and financial inclusion of people from vulnerable sectors, professionals, entrepreneurs, and small and medium-sized companies.

In 2022, after a management evolution process, based on our history and culture, we launched the Corporate Strategy focused on proximity, people and sustainability. This Strategy was communicated internally and externally, being a milestone for us with its first massive communication campaign: that Argentina thinks big, in Macro (“que la Argentina piense en grande, en Macro”).

We believe this strategy offers significant opportunity for continued growth in our banking business. According to the Central Bank, as of December 31, 2023, we were ranked first in terms of branches and in terms of equity, and fourth in terms of total loans and in terms of total deposits among private banks in Argentina.

As of December 31, 2023, on a consolidated basis, we had:

•	Ps. 6,718,211,111 million (U.S.$ 8,309.6 million) in total assets;

•	Ps. 1,833,657.9 million (U.S.$ 2,268.0 million) in total loans and other financings;

•	Ps. 3,370,240.6 million (U.S.$ 4,168.6 million) in total deposits;

•	approximately 4.9 million retail customers and 0.1 million corporate customers; and

•	approximately, 1.1 million customers with employee payroll accounts for private sector and provincial governments and 0.8 million retiree customers.

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

Our competitive strengths

We believe we are well positioned to benefit from opportunities created by the economic and business environment in Argentina. Our competitive strengths include the following:

•

Strong financial position. As of December 31, 2023, we had excess of regulatory capital of Ps. 1,349,335 million (35.4% capitalization ratio). Our excess capital is aimed at supporting growth, and consequently, a higher leverage of our balance sheet.

•	Strong shareholders’ equity. Our shareholders’ equity as of December 31, 2021, 2022 and 2023 was Ps. 1,453,642.7 million, Ps. 1,595,119.9 million and Ps. 2,044,025.1 million respectively.

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

•

Largest private-sector branch network in Argentina. With 519 branches and 1,974 ATMs, including Banco BMA, as of December 31, 2023, we have the most extensive branch network among private-sector banks in Argentina. We consider our branch network to be our key distribution channel for marketing our products and services to our entire customer base with a personalized approach. In line with our strategy, approximately 89% of these branches are located outside of the City of Buenos Aires.

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

Our strategy

From a culture of closeness to the people as a differentiating seal, we seek to integrate customer knowledge with innovative systems that offer solutions, products and services that go further than the traditional banking scheme; to positively impact the communities where we are present. Our strategic vision is to change the way of banking in Argentina: Argentina to think big, in Macro.

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

Within this framework, we have developed a Corporate Banking Credit Policy that encompasses the analysis of less conventional risks, including environmental, labor, human rights and transparency aspects. In particular, some of the variables considered for analysis are the environmental impact management in regard to the handling of supplies, responsible use of natural resources, waste management, greenhouse gas emissions, publication of a Corporate Social Responsibility or Sustainability report, systematic development of private social investment with strategic alliances of civil society organizations with which the Bank works and measurement of the impact on the community, implementation of a Code of Conduct or Business Ethics, certifications related to sustainable management, actions with customers that have a positive social or environmental impact, products with social and environmental purposes and inclusive purchases from vulnerable sectors, among others.

In addition, we seek to expand access to credit for vulnerable sectors, focusing on financial products for profiles that are traditionally underserved, since we believe that true financial inclusion occurs when everyone can benefit from financial products and services according to their needs and circumstances. Among the inclusive products and services we offer, we would like to highlight the following:

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

In this way, we apply our business for social and environmental purposes, contributing to sustainable development and sustainable finance as a local and global trend.

Our products and services

With a portfolio of products and services for every type of person, company and organization, we seek to transmit drive and optimism to think big from a wide range of solutions and services with knowledge, proximity and innovation.

The focus over the last two years was the Digital Ecosystemic Link, building a new approach methodology and value proposition, with solutions outside traditional banking services through partnerships with specialized providers in SmartCities, GovTech and HealthTech. In This way, we generated transversal business between the Banks, becoming the bridge that links new clients that we had not accessed through traditional products. We offer a relatively narrow range of standard products, which are generally available to both our retail and corporate customers. We have a holistic approach to our banking business and do not manage the Bank by segments or divisions or by customer categories, by products and services, by regions, or by any other segmentation for the purpose of allocating resources and assessing profitability. Our strategy is to grow our business, as demand for credit in Argentina increases, by focusing on cross-selling opportunities among our broad customer base. The following discussion of our business follows broad customer categories of retail and corporate as a way to understand who our customers are and the products and services that we provide.

The composition of our customer portfolio is as follows:

Participation by Bank in the Portfolio	2021	2022	2023(1)
Companies	34.1%	36.7%	45.2%
Individuals	58.5%	59.0%	47.3%
Corporate	6.7%	4.0%	7.3%
Government	0.6%	0.3%	0.2%
Finance	0.1%	0.0%	0.1%

(1)	Banco BMA not included.

Retail customers

Overview

We serve our retail customers with the objective of satisfying their financial needs, whether savings, transactional or funding. Retail customers are classified according to their labor condition or their main income source, in the following categories: Plan Sueldo (Salary Plan), Retirees, Open Market and Professionals and Business. We provide services to them throughout Argentina, in particular in areas outside the City of Buenos Aires, which have higher concentrations of low- and middle-income individuals who are traditionally underserved by large private banks. We serve our retail customers through our extensive, nationwide branch network. Approximately 89% of our branches are located outside the City of Buenos Aires.

The table below reflects the number of retail customers broken down by category as of December 31, 2021, 2022 and 2023:

Retail Customers by category	2021	2022	2023(1)
Open Market	2,362,901	2,554,982	2,851,104
Plan Sueldo (private and public sector)	945,212	997,234	1,063,314
Retirees	706,109	733,375	766,474
Professionals and business and others	298,661	275,621	282,255
Total Retail Customers	4,312,883	4,561,212	4,963,147

(1)	Banco BMA not included.

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

During 2023, the user experience was enriched through the incorporation of new functionalities in the mobile application, providing customers with the necessary agility in their daily operations, as well as in the process of registering and unlocking passwords. The value offering was reinforced through the introduction and renewal of benefits and incentives aligned with the changing needs and demands of the various customer segments.

Growth also continued in the area of digital payments and collections, driving bankability with the strategic support of MODO. This proactive approach reflects our ongoing commitment to innovation and adaptation to a constantly evolving financial environment.

In order to improve our customers’ experience, we implemented significant improvements in the 100% digital account opening process, allowing 7x24 management with the possibility of downloading the Macro App and starting to operate at the same time.

We continued working to improve the value proposition, with the objective of becoming the main bank for its customers. The sustained growth year after year, both in volume and quality of the packages, attests to this effort. The number of saving accounts increased by 7% in 2021, 8% by 2022 and 9% by 2023.

Our “debit card” service is critical within the framework of our strategy to increase customer transactions by encouraging the use of accounts. Debit card services also help to develop account balances into transactional accounts, as deposits increase, thereby expanding our demand deposit base. During 2023, we worked on optimizing the performance of accounts and packages with a focus on customer experience and process digitalization. Every year, we grow in volume and quality of accounts, expanding our market share. This is the result of our efforts to offer a value proposition that is increasingly adapted to new needs, with the aim of positioning ourselves as the Bank of choice for our customers. For example, we developed the complete digitalization of account opening and management through digital channels at any time of the day and week, while we also extended the validity of debit cards so that customers could continue to make ATM withdrawals and not be forced to go to the branch. The number of debit cards we issued, grew 10%, 11% and 10% in 2021, 2022 and 2023 respectively. Debit card consumption reached a growth of 226.6 % and represents nearly 16.1 % of the financial system’s consumption with this means of payment.

The following table reflects the number of retail accounts as of December 31, 2021, 2022 and 2023:

	2021	2022	2023 (1)
Product
Savings
Total savings accounts	5,453,645	5,878,116	6,432,367
Open Market	2,694,988	2,948,394	3,319,680
Retirees	975,467	1,030,594	1,096,770
Plan Sueldo (private sector)	842,480	943,124	1,015,727
Plan Sueldo (public sector)	625,275	647,021	684,090
Professionals and business and others	315,435	308,983	316,100
Checking
Checking accounts	643,964	609,002	604,438
Electronic Account Access
Debit cards	4,187,155	4,642,475	5,102,078

(1)	Banco BMA not included.

Lending products and services

We offer personal loans, document discounts, residential mortgages, overdrafts, pledged loans and credit card loans to our retail customers.

We intend to continue to increase our retail lending by focusing our marketing efforts on underserved target markets such as low and middle income individuals. We also plan to continue to cross-sell our retail lending products to our existing customers, particularly targeting those who may choose to open savings and checking accounts with us because we already provide their payroll and pension services.

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

In addition, the implementation of a new line of credit to finance the purchase of products or services directly at the points of sale, through a wide network of stores with agreements, the development of small loans or personal loans through agreements with municipalities so that people with a low level of banking access can have access to the benefits of the system, and the implementation of a product that allows having a salary advance at 0% rate for a segment of customers, with differential conditions, were also highlighted.

During 2022, a new direct sales channel was launched, which allowed us to bring financial products to people in a 100% digital way, so that they could access a loan or a card without having to go to a bank branch. This operation also allowed us to reach non-digital customers, with security measures that allow us to validate their identity with certainty.

With the aim of promoting banking penetration, in 2023 we carried out campaigns and commercial actions focused on offering a credit card, personal loans and credit assistance tailored to underbanked customers, to promote and consolidate various regional activities. The focus was on digital incorporation processes, facilitating the opening of accounts and access to benefits in different areas of the country through the use of channels and remote contact, simplifying interaction with the customer and encouraging self-management of processes to reinforce the message of simplicity and security in operations. In addition, the offer was complemented with a training proposal from the Cuentas Sanas program for a more conscious management of personal finances and/or their enterprises.

With the aim of multiplying credit offers, during 2023 we carried out a series of strategic actions, among which the development of a loan offer for all socioeconomic levels stands out, making requirements more flexible with improvements in the credit evaluation tools.

Also, by putting into practice the “Pensá en Grande, Pensá en Macro” and respecting our values such as closeness, agility, pride and protagonism, we incorporated the customer’s viewpoint in each process to better accompany them in the achievement of their goals.

Among the main value propositions, we offer a wide variety of credit options designed to meet all needs, even in remote locations in Argentina, and we develop small loans or personal loans based on agreements with municipalities, so that people with a low level of banking penetration can access the benefits of the financial system while limiting their exposure to unregulated loans. We offer personal loans through 100% digital channels for customers and non-customers and with new processes to finance the purchase of products or services, not only within the bank, but also at different points of sale, through a wide network of stores with agreements, incorporating people with a low level of banking penetration into the system.

The improvement of credit evaluation tools and engines generated an increase in the nominal rating ceilings, to provide a better quality of response to the client. In addition, we added the possibility of choosing the amount and term that best suits the client’s needs at the moment they take a loan through ATMs.

In 2023 we improved our positioning in the Retirees segment, reaching more than 760,000 retirees and pensioners, being the private bank with the largest number of beneficiaries and with a volume of benefits paid out that reaches more than Ps. 132,000 million every month. On the other hand, we launched the campaign for the recovery of retirees, aimed at people who decided to collect their assets in another bank.

As of December 31, 2021, 2022 and 2023 our consumer loan portfolio (without considering other financings) was as follows:

	Consumer loan portfolio (as of December 31, of each year) (in millions of Pesos and as percentage of consumer loan portfolio)
	2021 (1)		2022 (1)		2023
Overdraft	3,793.7	0.3%	8,320,6	0.7%	10,713.1	1.2%
Documents	27,957.6	2.0%	33,333,6	2.7%	52,372.2	5.6%
Mortgage and pledge	169,726.9	12.3%	147,928,3	12.0%	119,364.0	12.9%
Credit Card	557,647.6	40.6%	569,344,7	46.2%	463,307.0	49.9%
Personal loans	592,937.8	43.1%	444,030,0	36.1%	238,158.0	25.7%
Others	22,684.4	1.7%	28,220,2	2.3%	44,000.3	4.7%

Total Consumer Loans	1,374,748.0	100.0%	1,231,177,5	100.0%	927,914.5	100.0%

(1)	Figures stated in millions of Pesos in terms of purchasing power of Peso as of December 31, 2023.

As of December 31, 2023, personal loans, which comprise an important share of our consumer loan portfolio, carried an annual average nominal interest rate of 127% and an average maturity of 27,5 months. Interest rates and maturities vary across products.

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

Despite the increased competition in offers and benefits aimed at this segment, we were able to sustain our market share, maintaining the fourth position in the number of Plan Sueldo customers. Throughout the year, we followed up with a competitive value proposition, developing continuous improvements in benefits to meet the needs of the segment, thus achieving the following by 2023 an 6% growth in the number of active salary plan agreements for crediting assets.

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

The corporate business is focused on classification by size and sector. We have five categories of corporate customers: (1) Businesses and Professionals, which includes individuals with commercial activity with an annual turnover of more than Ps. 7.2 million and under certain conditions; (2) small companies, which register up to Ps.7,500 million in sales per year; (3) medium-sized and large companies, which register more than Ps.7,500 million and less than Ps.60,000 million in sales per year; (4) agricultural companies, which include individuals and companies who operate in agriculture or in the commerce of agricultural products; and (5) corporate companies which register more than Ps.60,000 million in sales per year.

The following table reflects our portfolio breakdown, broken down by category as of December 31, 2021, 2022 and 2023:

Portfolio conformation from Corporate Banking	2021	2022	2023 (1)
Corporate companies	16%	10%	14%
Medium sized companies	28%	25%	18%
SMEs	22%	25%	20%
Business and Professionals	4%	6%	6%
Agricultural companies	30%	34%	42%

(1)	Banco BMA not included.

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

Medium—to long-term facility risks are mitigated through different mechanisms that range from pledges and mortgages, to structured deals through financial trusts whereby the debtor pledges the underlying asset, mostly future income flows. Regardless of the term and based on the fact that these credit lines are devoted to small to medium-sized companies, our policy is to require personal guarantees from the owners, although the underlying debtor rating remains unchanged.

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

In 2021, with regard to SMEs and Micro-enterprises, we promoted self-management from digital channels, expanded additional personalized attention on the web page, and implemented a new automatic rating renewal process, which included the extension of limits and the relaxation of requirements for credit evaluations. Special financing lines were also offered for working capital, productive investment, and salary payments.

As for Corporate Banking, we generated integral proposals and transactional solutions to improve the productive capacity of our clients and help them grow. Thanks to an alliance with FINOVA, a strategic supplier, we have been able to provide capital financing solutions for suppliers of corporate clients and achieve the financial inclusion of sectors with low or no sophistication.

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

In addition, agreements were signed with the government of the province of Misiones to support, with a rate subsidy and pledge of a fixed-term certificate issued by the Instituto de Fomento Agropecuario e Industrial de la Provincia de Misiones (IFAI), the wood drying kilns industry (purchase of kilns for wood drying), craft beer entrepreneurs (purchase of machinery and equipment and/or adaptation of infrastructure and/or purchase of raw material) and yerba mate producers (working capital); and with the Province of Salta to grant loans for investments by SMEs with a rate subsidy from the Province.

We implemented an agreement between Banco Macro, the Federal Investment Council (CFI) and Garantizar Sociedad de Garantía Recíproca to implement operations of the CFI with a digital guarantee of the SGR and to expedite the implementation of loan operations for the credit lines for the Productive Reactivation and for Regional Exportable Production.

During 2023, we focused on attracting new customers, achieving annual growth rates of 11 % in Business and Professionals, 10 % in SMEs, and 6 % in Megra and Agro. At the same time, we increased the cross-selling of the different products, improving by 10% the number of employers of Plan Sueldo and by 8% the total number of crediting capita. We deepened the value chain of the Mining and Oil & Gas sectors, and the universe of franchises, leveraging the development of a comprehensive value proposition that includes, among other products, financing and new digital payment and collection solutions.

During 2023, we accompanied the SME segment with a better and more flexible credit offer, new self-management tools that improve the experience, digital collection and payment solutions that facilitate the daily management of customers, and the proximity and advice of specialized officers throughout the country. In addition, the year saw a significant growth in new clients as a result of the SME referral campaign and different regional actions carried out in the value chain of large companies. The alliance with Franchising Co. allowed Banco Macro to organize events throughout the country, positioning itself as a benchmark bank in the franchise sector.

With the purpose of stimulating the development of regional economies, we increased the availability of credit lines backed by the national government, such as the Línea de Financiamiento para la Inversión Productiva, as well as other lines backed by the provincial governments of Salta, Jujuy, Misiones, Catamarca and Tucumán. These lines have rates subsidized by FONDEP (Fondo Nacional de Desarrollo Productivo) and guarantees provided by FOGAR (Fondo de Garantías Argentino), to encourage investments and facilitate financing for both investment and working capital through the CreAR Federal Lines.

We signed an agreement with BICE Fideicomisos to implement guarantees for first losses in order to streamline the credit operations of MSMEs and back up their transactions.

Finally, this year Banco Macro once again generated actions in conjunction with the Federal Investment Council (CFI), Acindar Pyme SGR and Cuyo Aval SGR in order to carry out operations with digital guarantees with the purpose of accelerating the process of execution of loans destined to the credit lines for the Productive Reactivation and for Regional Exportable Production.

We recorded strong growth in Business and Professionals and Commercial clients, leveraged by the simplification of the registration process, the N&P referral campaign and the commercial alliances made throughout the country with chambers of commerce and professional associations. In addition, we continued to develop our value proposition, making our credit offer more flexible and digitalizing our services. Among the outstanding launches, we highlight the possibility of registering commerce through Internet Banking for Companies and the launching of QR Full Macro, which allows accepting payments with Debit and Credit Cards.

In 2023 we deepened the new model of matrix attention between the divisions and the Megra Banking Management implemented in 2022, given the good results obtained during its implementation. The joint approach to the client, with the Megra officers of each division and the specialists of each product (cash, comex, salary plan, investments), resulted in a significant increase in cross sell, simultaneously with an improvement in the quality of service. In addition, the incorporation of innovative digital solutions to increase automation and productivity in treasury management had a broad positive impact on the client portfolio.

We accompanied the countryside by expanding ratings, with a constant, profitable and competitive offer of financing rates for working capital and investment, standing out as an Argentine bank that closely accompanied the countryside, after a drought with a great impact on production levels and within the framework of a complex macroeconomic context. In this line, we boosted commercial interaction with more than 150 financing agreements (between manufacturers and suppliers of inputs), focused on the construction of digital solutions to be digital suppliers (Agro platform) and internal processes (New Agro Scoring) and on the incorporation of new non-banking commercial products within the bank’s commercial attention model, with the purchase of the Macroagro Grain brokerage firm, and the strategic alliance with the “Campo simple” input sales store within the Macroagro integral offer.

Corporate Banking focused on capturing the flow of customers’ cash balances, offering solutions in investment and financing products for the different value chains. It also focused on expanding digital solutions within the collection and payment ecosystem. In this way, it was able to increase the placement of non-traditional products, strengthening Banco Macro as a technological ally, leveraged on its proximity to customers and coordination with other related companies.

As of December 31, 2021, 2022 and 2023, our commercial loan portfolio (without considering other financings) was as follows:

	Commercial loan portfolio (1) (as of December 31, of each year) (in millions of Pesos and as percentage of commercial loan portfolio)
	2021 (2)		2022 (2)		2023
Overdraft	138,655.2	17.1%	142,196.0	21.5%	279,890.9	29.8%
Documents	207,609.5	25.6%	193,680.7	29.5%	238,805.3	25.4%
Mortgage and pledge	129,019.5	15.9%	74,754.5	11.4%	66,942.8	7.1%
Consumer loans (3)	25,529.0	3.2%	29,936.5	4.6%	21,529.9	2.3%
Other	308,883.2	38.1%	217,086.6	33.0%	333,465.2	35.5%
Total Commercial Loans	809,696.3	100.00%	657,654.4	100.00%	940,634.2	100.0%

(1)

Including loans to micro credit institutions and commercial loans that, for the regulatory statements of debtors, was included as consumer portfolio following the criteria described in “Argentine Banking Regulation—Credit Portfolio.”

(2)	Figures stated in millions of Pesos in terms of purchasing power of Pesos as of December 31, 2023.
(3)	Includes credit card loans and personal loans.

Government Banking

The responsibility of Government Banking Management is to manage the links and actions with the National, Provincial and Municipal Public Sector at both central and decentralized levels, as well as with the autonomous entities to which we provide financial services for their administration and the development of their communities.

In 2022, in addition to the advances in the payment ecosystem and in the digitalization of banking, and in order to contribute to the reactivation of the productive sector of the regional economy, we have offered financial assistance lines for working capital an investment to SMEs for more than Ps.

2,700 million in the provinces of Salta, Jujuy, Misiones, Tucumán, and Catamarca in an articulated manner with each provincial government and with

SMEs at the national level.

In 2023 we increased the availability of credit lines backed by the national government and the provincial governments of Salta, Jujuy, Misiones, Catamarca, and Tucumán. These lines have rates subsidized by FONDEP (Fondo Nacional de Desarrollo Productivo) and guarantees provided by FOGAR (Fondo de Garantías Argentino), to encourage investments and facilitate financing for both investment and working capital.

We also promoted agreements with the government of the province of Misiones to support the wood drying kilns industry for the purchase of wood drying kilns; craft beer entrepreneurs for the acquisition of machinery and equipment and/or the adaptation of infrastructure and/or the purchase of raw materials; and yerba mate producers with working capital.

We also participated in the bidding process carried out by the San Juan Agency with the awarding of funds to be placed to MSMEs with investment projects in the province, including working capital and technical assistance.

In 2023 from Government Banking, we continued with the purpose of digitizing governments and their communities, bringing solutions that simplify their daily lives, with a focus on providing technological solutions in the payment ecosystem, beyond traditional banking and financial services. It supported regional economies by implementing and renewing incentive programs and encouraged mass consumption, for example, through the extension to special holidays, with participation in discounts and financing during special holidays in collaboration with commerce chambers, the province, and Banco Macro.

Finance Banking

We serve the Institutionalized Financial Sector, which is regulated by the Central Bank, which includes Public, Private, National and Foreign Banks, who maintain relationship with the Central Bank of the Argentine Republic. It also includes institutional investors (Workers’ Compensation Insurers (ART), Insurance Companies, etc.). We provide financial and investment banking services -funds, bonds, corporate bonds-within the capital market.

During 2022, we worked diligently to assist clients with their first trust issuance in the market, expanding the client base. We also supported large demanders of capital market financing, such as retail companies and Megra clients related to the agricultural sector. In this sense, we participated in the issuance of Ps. 53,830 million (expressed in senior bonds) (amount not restated) of publicly offered financial trusts and prefinanced financial trusts in the order of Ps. 4,995 million (amount not restated).

The year 2023 was characterized by constant increases in reference interest rates in response to the high levels of inflation and uncertainty in the context of an election year, complicating the structuring of the Financial Trusts (“FF”) and negatively affecting them. Additionally, the permanent increases in peso rates generated increases in the subordination of the FFs due to the permanent mismatch between the rates of the Assets and Liabilities of the FFs, generating inefficient structures for the trustees.

Despite the market conditions, we continued to maintain our leadership in organizing and financing FFs with public offerings. Thus we participated in the issuance of Ps. 127,301 millions (expressed in senior bonds) (amount not restated) of FF with public offering (54.72 % of the issues, measured over the amount in pesos of senior securities) and FF in the order of Ps. 6,202 millions (amount not restated) were pre-financed. It thus remains in the top 10 of the main issuers in the market, representing 90.03 % of the total issuers (always measured in senior bond amount), accompanying 57.64 % of such issuers. The remaining 9.97% is distributed among different entities in the market, including us.

Regarding the placement of corporate bonds, through Macro Securities we supported our clients in the issuance and placement of corporate bonds (ON) for an aggregate amount of Ps. 945,963 million (amount not restated), representing 49.8% of the market issuances, measured in Pesos. Notably, that Banco Macro was the arranger, and Macro Securities was the underwriter of six (6) green bonds for the financing of renewable energy projects. These corporate bonds are part of ByMA’s panel of Social, Green and Sustainable Bonds (SVS) and were destined to the Tocota III Photovoltaic Solar Project, La Elbita I, Wind Power Projects and Sierras de Ullum Project.

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

Collection services. Our collection services include cash or check deposits at our 519 branches, including Banco BMA, automatic and direct debits from checking or savings accounts and the transportation of funds collected from corporate customers to our branches for deposit. Our extensive branch network enables us to offer fast and efficient collection services throughout Argentina, which is of critical importance to both regional and nationwide companies.

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

Our distribution network

As of December 31, 2023, we had the largest private sector branch network in the country, with 519 branches, including Banco BMA, spread throughout Argentina. In particular, in line with our strategy of expanding nationally, we have extensive coverage in the Argentine provinces with 89% of our branches located outside the City of Buenos Aires. Furthermore, as of December 31, 2023, we had, including Banco BMA, 1,974 ATMs, 921 self-service terminals (“SSTs”) and several service points used for social security benefit payments and servicing of checking and savings accounts and internet home banking service (“Home Banking”). The following table breaks down the distribution of our branches per province as of December 31, 2023:

	As of December 31, 2023
Province	Branches	% of total
City of Buenos Aires	56	11%
Buenos Aires (Province)	89	17%
Catamarca	1	0%
Chaco	2	0%
Chubut	6	1%
Cordoba	70	13%
Corrientes	3	1%
Entre Rios	10	2%
Formosa	0	0%
Jujuy	18	3%
La Pampa	2	0%
La Rioja	2	0%
Mendoza	15	3%
Misiones	37	7%
Neuquén	6	1%
Rio Negro	6	1%
Salta	40	8%
San Juan	1	0%
San Luis	2	0%
Santa Cruz	2	0%
Santa Fe	104	20%
Santiago del Estero	2	0%
Tierra del Fuego	2	0%
Tucuman	43	8%
TOTAL	519	100%

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

In 2021, we continued with the implementation of the new Customer Service Model in more than 200 branches to enable the self-management of after- sales transactions. The new customer service model contemplates a digital experience assisted by an educator who acts when required. In 2021, we sought to offer new self-management functionalities through Operaciones Simples (Simple Operations) in our portal.

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

With a focus on proximity, digitalization and the transformation towards a new form of banking in Argentina, during 2023 the digital strategy was consolidated and deepened, leveraging on digital assets that we had already been developing and implementing.

We completed the implementation of our own biometrics system, which allows us to store the biometric features of customers (facial features and fingerprints) in 426 branches. In 80% of the sales, the customer is enrolled, and at the moment we have reached levels above 30% of enrolled customers (over the total number of digital customers). This has allowed us to perform more than 60% of transactions in self-management channels through this biometric identification, which reduces all kinds of friction, since the customer does not have to remember passwords and users, resolving them in a more efficient and secure way. This same process of biometric customer recognition began to be expanded to other sectors within the branch, such as the teller line, so that customers can now withdraw cash from their account with the use of their fingerprint, without the need for signatures.

Likewise, we continued to expand the technological devices located in the branches to facilitate customer self-management and digital education, both for after-sales and sales transactions, as well as the digitalization of processes with the creation of the digital file and the implementation of the biometric holographic signature, which eliminates the use of paper and simplifies procedures. In addition, the digital file can be reused for other processes and future interactions with the customer, with more than 390 branches already implemented.

During 2023, we continued to advance in the implementation of digital solutions, incorporating operations and services to provide a better experience to customers in all segments. These advances include platform upgrades and functionalities to improve ease of use, provide more services and ensure security.

Within this framework, the role of communications and customer training was key to achieving the changes towards digitalization. To this end, actions focused on improving the self-management channels for Individual, Corporate and Organizational clients and providing online training to service users.

Seeking a new way of banking in Argentina, we implemented BancoChat, a new way of operating and interacting with customers, being pioneers in the industry, so that customers can operate in an easy, agile and safe way, leveraging security through the use of their biometric features. In this way, we bring solutions to the WhatsApp platform that customers use in their daily lives. BancoChat is a solution that operates on WhatsApp, a conversational platform that allows us to reach many more people with our products and services. Today WhatsApp has 18 million users in Argentina, used by all social strata and age groups, thus allowing us to promote financial inclusion and eliminate adoption barriers as it is an application that is present in 93% of Smartphones. In this way we bring Macro closer to where people are and with the technology, they use every day in their daily lives. BancoChat’s evolution will be constant, both in terms of expanding transactionality and improving the customer experience.

In 2023, the number of users of automatic channels and the transactions performed through automatic channels increased by 29% and 18%, respectively, compared to 2022, mainly due to a greater use of internet banking and mobile banking. The increase in transactions made through automatic channels has two benefits: it simplifies and easer customers’ operations and, at the same time, reduces operational tasks in the branches.

We have ATMs that operate independently of the branch and offer money extraction service and balances consultation, among other operations. In 2023, we continued with the project to renew and expand the ATM fleet, which included the installation of 31 new ATMs. As of December 31, 2023, we had a total of 1,974 ATMs, including Banco BMA. Of the 1,829 ATMs from Banco Macro, 671 allow us to receive cash deposits with immediate credit, which represents one of the most extensive networks in the country and a 98% have hearing support and voice guidance so that they can be operated by visually impaired people. All this has placed us in a leading position as to service quality, which is particularly important given the number and geographical dispersion of our ATMs. In 2023, in Banco Macro more than 27 million ATM transactions were performed monthly, for a total amount of Ps. 189,459 million. As a consequence of this performance, we consolidated our position as leader within the Banelco network, processing 36 % of the transactions of such network with 21 % of our ATMs. In 2023, the average monthly amount transacted through ATMs increased by 76% compared to 2022.

We developed a project aimed at replacing the entire park of Self-Service Terminals, which comprises the renewal of all equipment and the development of a renewed Proprietary Network with state-of-the-art Software and Hardware, including -among other things- immediate accreditation of deposits. As a corollary of this project, at the end of the year, 120 new TAS were put into service in different regions of the country (most of them available 24 hours a day, 365 days a year), resulting in a friendly and intuitive channel for customers, which allows operating with an important volume of banknotes.

We have 921 SSTs terminals, including Banco BMA, distributed in our branch network across Argentina, offering an ample variety of operations, including the possibility of making deposits twenty-four hours a day, every day, all year long. In 2023, the amount transacted through Banco Macro´s SSTs increased by 61% compared to 2022, with an average monthly amount traded of approximately Ps. 106,000 million.

As part of the plan to reduce branch tasks, during the last years we expanded the network of terminals with intelligent functionality that incorporates intelligent check deposits. In this way, customers can perform transactions in a more agile manner eliminating waiting times at branches. In 2023, Banco Macro reached a total of 326 smart self-service terminals installed in 209 branches throughout the country, in which an average of approximately 168,000 transactions were carried out monthly.

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

Human Capital

We are employment facilitators at the federal level, we support the professional development of our employees, favoring diversity and inclusion in the work environment. Considering diversity as a competitive advantage, we worked on the promotion of an inclusive culture that guarantees equal opportunities and safe spaces to grow, express opinions and debate. In each area we promote a culture of non-discrimination, respect and appreciation of diversity and inclusion so that all people feel encouraged to be authentic and feel part of it. In 2023, we continued to work in three main areas: sexual diversity, equal opportunities and social inclusion.

In recent years we have witnessed a significant change in the labor and business context, and in response to this, we took the initiative to generate changes at the level of people management, accelerating an important transformation and thinking, first and foremost, about on how to prepare the capabilities of each member to cope with these changes. Thus, this new way of managing was translated into two actions: building the loyalty of internal talent and becoming an attractive employer, in order to have the most outstanding people in the market. To this end, we began to review its value proposition, working hard on measuring the employee experience and adapting to new ways of working, becoming more agile and digital in its day-to-day management.

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

In 2023, with the philosophy of “para lograrlo, primero hay que pensar en grande”, we challenged the country and generated continuous growth, creating new sources of employment and ensuring the development of our teams for the new work environment.

We are currently undergoing a transition process following the acquisition of Banco Itaú Argentina (today known as Banco BMA), a fact that challenges us to continue working on the consolidation of the cultural change we have been undergoing in recent years, in order to continue working on the consolidation of the cultural change we have been going through in recent years, in order to continue generating new capabilities and a mentality that allows our teams to adapt to the future of work that is already part of the present. To this end, we are working on the development of new critical competencies for the future, giving a leading role to each member through a culture that encourages self-development through flexible and constant training for the organization.

This year we have been distinguished with the #7 position in the annual Great Place to Work ranking in Argentina, consolidating us as one of the best companies to work in the country. This distinction reflects the cultural evolution of the organization, enabling us to improve 5 positions with respect to the previous year.

Within this framework, we continued to deepen our human capital model with a focus on people and the application of digital tools that allow employees to develop, think big and implement their tasks in an environment of trust and personal growth in order to attract, retain and retain the best talent.

Risk management policies

To comply with the “Risk Management Guidelines for Financial Institutions” set forth under Communication “A” 5398, as amended, we have adopted various measures at our organizational structure level and have implemented procedures to ensure the establishment of an independent risk management process.

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

In the event of a liquidity crisis, we contemplate different actions within its contingency plan, such as: financing through interbank calls or borrowings against Central Bank; cash sale of securities portfolio; restriction in the granting of loans and increase in deposit interest rates in order to capture a greater volume of deposits. For more information, see note 52.2 to our audited consolidated financial statements as of December 31, 2023 and

2022.

Market risk

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

The risks to which the investment portfolios are exposed are monitored through Montecarlo “Value at Risk” (“VaR”) simulation techniques. We apply the VaR methodology to calculate the market risk of the main positions taken and the maximum expected loss based on a series of assumptions for a variety of changes in market conditions. For more information see note 52.3 to our audited consolidated financial statements as of December 31, 2023 and 2022.

Interest rate risk

Interest rate risk is the potential for changes in our financial condition resulting from adverse fluctuations in interest rates, which could have an adverse effect on capital or earnings.

Within the framework of interest rate risk management, we have a series of policies, procedures and internal controls that allow us to monitor the variation of the net present value of assets, liabilities and off-balance sheet items under certain scenarios of disturbance and stress in interest rates risk through Montecarlo simulations. For more information see note 52.4 to our audited consolidated financial statements as of December 31, 2023 and

2022.

Foreign currency exchange risk

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

Our open position as of December 31, 2023, stated in Pesos by currency, is disclosed in note 27 “Foreign currency amounts” to our audited consolidated financial statements as of December 31, 2023 and 2022.

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

For the approval of minor assistance, transitory or self-liquidating guarantees, credit powers are granted to senior officers based on their knowledge, experience and training. In any case, the use of these powers is associated with the result of an objective evaluation, avoiding any arbitrariness in credit approvals.

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

In order to limit the credit risk, guarantees are requested on the agreed financing. A specific area of Credit Risk Management is responsible for managing the collateral received by us, as well as for evaluating and periodically updating its appraisal value and validity, in order to monitor the quality of the risk mitigators.

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

For more information on risk management processes see note 52 “Capital management, Corporate Governance Transparency Policy and Risk management” to our audited consolidated financial statements as of December 31, 2023 and 2022.

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

Competitive landscape

We ranked as the fourth private bank and sixth overall in Argentina in terms of total loans and third private bank and fourth overall in terms of total deposits as of December 31, 2023. In terms of equity, we ranked as the first private bank and the second bank overall in Argentina as of December 31,

2023.

Below are the rankings of banks across these metrics, figures were prepared based on Central Bank methodology:

Total Loans (December 31, 2023)

		Ps. Million	Market Share
1	Banco de la Nación Argentina (1)	3,688,885	17%
2	Banco Santander Argentina S.A.	2,503,167	12%
3	Banco de Galicia y Buenos Aires S.A.U.	2,167,426	10%
4	Banco de la Provincia de Buenos Aires (1)	2,039,110	9%
5	Banco BBVA Argentina S.A.	1,851,259	9%
6	Banco Macro S.A. (2)	1,796,790	8%
7	Industrial and Commercial Bank of China (Argentina) S.A.	873,027	4%
8	HSBC Bank Argentina S.A.	739,247	3%
9	Banco de la Ciudad de Buenos Aires	671,832	3%
10	Banco Patagonia S.A.	649,695	3%
	Remainder of the Financial System	4,520,113	21%
	Total Financial System	21,500,552	100%

Source: Central Bank. Figures were prepared based on Central Bank methodology.

(1)	Public sector banks.
(2)	Figures from Banco Macro S.A. and Banco BMA S.A.U.

Total Deposits (December 31, 2023)

		Ps. Million	Market Share
1	Banco de la Nación Argentina (1)	13,174,067	21%
2	Banco de la Provincia de Buenos Aires (1)	6,830,553	11%
3	Banco Santander Argentina S.A.	6,002,502	10%
4	Banco de Galicia y Buenos Aires S.A.U.	5,544,973	9%
5	Banco BBVA Argentina S.A.	3,644,187	6%
6	Banco Macro S.A. (2)	3,319,173	5%
7	Banco de la Ciudad de Buenos Aires	2,602,163	4%
8	Industrial and Commercial Bank of China (Argentina) S.A.	2,394,056	4%
9	Banco Credicoop Limitado	1,957,497	3%
10	HSBC Bank Argentina S.A.	1,948,215	3%
	Remainder of the Financial System	15,378,923	24%
	Total Financial System	62,796,309	100%

Source: Central Bank. Figures were prepared based on Central Bank methodology.

(1)	Public sector banks.
(2)	Figures from Banco Macro S.A. and Banco BMA S.A.U.

Equity (December 31, 2023)

		Ps. Million	Market Share
1	Banco de la Nación Argentina (1)	5,522,338	25%
2	Banco Macro S.A. (2)	2,252,819	10%
3	Banco de Galicia y Buenos Aires S.A.U.	1,653,969	7%
4	Banco Santander Argentina S.A.	1,501,381	7%
5	Banco BBVA Argentina S.A.	1,406,170	6%
6	Banco de la Provincia de Buenos Aires	1,367,643	6%
7	La Sucursal de Citibank. N.A. establecida en la República Argentina	1,071,241	5%
8	Banco Credicoop Limitado	1,045,518	5%
9	Banco de la Ciudad de Buenos Aires	759,557	3%
10	Industrial and Commercial Bank of China (Argentina) S.A.	745,544	3%
	Remainder of the Financial System	5,071,572	23%
	Total Financial System	22,397,751	100%

Source: Central Bank. Figures were prepared based on Central Bank methodology.

(1)	Public sector banks.
(2)	Figures from Banco Macro S.A. and Banco BMA S.A.U.

There is a large concentration of branches in the City of Buenos Aires and in the province of Buenos Aires for the financial system as a whole, as shown by the following table. However, we have the most extensive private-sector branch network in Argentina and a leading regional presence holding 60.1% of our total branches in six provinces including Santa Fe, Córdoba, Misiones, Salta, Tucumán and Jujuy.

As of December 31, 2023

	Banking system		Banco Macro		Market Share (% share of total of branches in

Province	Branches	% of total	Branches	% of total	each province)
City of Buenos Aires	738	16.7%	56	10.8%	7.6%
Buenos Aires (Province)	1,420	32.2%	89	17.1%	6.3%
Catamarca	21	0.5%	1	0.2%	4.8%
Chaco	67	1.5%	2	0.4%	3.0%
Chubut	71	1.6%	6	1.2%	8.5%
Cordoba	452	10.2%	70	13.5%	15.5%
Corrientes	81	1.8%	3	0.6%	3.7%
Entre Rios	128	2.9%	10	1.9%	7.8%
Formosa	29	0.7%	0	0.0%	0.0%
Jujuy	37	0.8%	18	3.5%	48.6%
La Pampa	75	1.7%	2	0.4%	2.7%
La Rioja	27	0.6%	2	0.4%	7.4%
Mendoza	167	3.8%	15	2.9%	9.0%
Misiones	69	1.6%	37	7.1%	53.6%
Neuquén	84	1.9%	6	1.2%	7.1%
Rio Negro	80	1.8%	6	1.2%	7.5%
Salta	72	1.6%	40	7.7%	55.6%
San Juan	38	0.9%	1	0.2%	2.6%
San Luis	43	1.0%	2	0.4%	4.7%
Santa Cruz	52	1.2%	2	0.4%	3.8%
Santa Fe	485	11.0%	104	20.0%	21.4%
Santiago del Estero	57	1.3%	2	0.4%	3.5%
Tierra del Fuego	25	0.6%	2	0.4%	8.0%
Tucuman	96	2.2%	43	8.3%	44.8%
Total	4,414	100%	519	100.0%	11.8%

Source: Central Bank.

Argentine Banking Regulation

Unless otherwise indicated, the regulations explained in this section should be applied to financial information of the banks calculated in accordance with Central Bank Rules. IFRS differs in certain aspects from Central Bank Rules.

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

Under Central Bank Rules regarding to “Financial Entities Minimum Capital”, the holdings of a commercial bank in the capital stock of third parties, including participations in mutual funds, shall not exceed 60% of the Computable Regulatory Equity (“RPC”¸ as per its acronym in Spanish) of such commercial bank. In addition, the total amount of a commercial bank’s holdings, considered as a whole, in (i) unlisted shares, excluding holdings in companies that provide complementary services to the financial activity and holdings in state-owned companies that provide public services, (ii) listed shares and mutual fund shares that do not trigger minimum capital requirements on a market risk bases, and (iii) publicly traded shares that do not have a “market price available to the general public,” is limited to 15% of such commercial bank’s RPC. For this purpose, a given market price of the shares is considered to be “available to the general public” when market rates that measure the daily volume of significant transactions are available, and the sale of such shares held by such bank would not materially affect the share price.

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

Unless otherwise indicated, the regulations explained in this section should be applied to financial information of the banks calculated in accordance with Central Bank Rules. IFRS differs in certain aspects from Central Bank Rules.

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

Basic minimum capital

As from April 1, 2022, the basic minimum capital requirement to be observed by financial institutions is as follows:

Banks	Other financial institutions (Except Cooperative Credit Unions)
Ps.500 million	Ps.230 million

Likewise, financial entities in operation as of April 1, 2022, must comply with the basic capital requirement set forth in the table above as of March 31, 2024. Until that date, such operating entities were required to apply the requirements arising from the following table, according to the period in question:

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

Concepts deductible from COn1 include, among other things: (a) positive balances resulting from the application of income tax withholdings above 10% of the previous months of basic net worth and balances in favor from deferred tax assets; (b) deposits maintained in a corresponding account with a foreign financial institutions that are not rated as “investment grade,” (c) debt securities not held by the relevant financial institutions, except in the case of securities registered by or in custody of the Central Bank (CRYL), Caja de Valores S.A., or Clearstream, Euroclear and the Depository Trust Company, (d) securities issued by foreign governments whose credit rating is less than ‘investment grade’ according to Communication “A” 5671; (e) subordinated debt instruments issued by other financial institutions; (f) shareholders; (g) real property added to the assets of the financial entity and with respect to which the title deed is not duly recorded at the pertinent Argentine real property registry, except where such assets shall have been acquired in a court-ordered auction sale; (h) intangible assets; (i) items pending allocation, debtor balances and other; (j) certain assets, as required by the Superintendency resulting from differences between carry amount and the fair value of assets or actions taken to distort or disguise the true nature or scope of operations; (k) those required by the Superintendency; (l) any deficiency relating to the minimum loan loss provisions required by the Superintendency; (m) equity interests in companies that have the following activities: (i) financial assistance through leasing or factoring agreements, (ii) transitory equity acquisitions in other companies in order to further their development to the extent the ultimate purpose is selling such interest after development is accomplished, and (iii) credit, debit and similar cards emissions; (n) the excess to the limits set forth for secured assets on Section 3 of the rules on “Affectation of Restricted Assets” (o) the highest balance of that month’s financial assistance granted during the month, where the advance payments set forth in Section 3.2.5 of the rules on “Lending to the non-financial public sector” surpass the authorized limit and/or are not settled within the terms established therein; (p) income from sales relating to securitization transactions, as applicable, pursuant to the provisions of Sections 3.1.4., 3.1.5.1. and 3.1.5.2., and from portfolio sales or assignments with recourse. This deduction can be applied as long as the credit risk still persists and to the extent in which the capital requirement for the underlying exposures or the sold or assigned portfolio with recourse is maintained; (q) in the case of liabilities from derivatives accounted for at fair value, unrealized gains or losses due to changes in the financial institution’s credit risk will be deductible. The deduction will be limited to the financial institution’s own credit risk adjustments only plus or minus, as the case may be); such adjustments may not be offset against adjustments for counterpart risk; (r) equity interests in financial institutions subject to consolidated oversight, except where not permitted due to the existence of deductible amounts; or in the case of foreign financial institutions. In these cases, the deductions will be the net amount of the allowance for impairment and, when controlled financial institutions subject to the provisions of Section 8.2.1.6., item iii) are involved, the deductions will be 50% of the net amount of profits derived by these entities on a proportional basis to their respective interests.

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

Deductible concepts applied to the different capital levels

i)

Investments in computable instruments under the financial entity’s RPC not subject to consolidated supervision when the entity owns up to 10% of the issuer’s ordinary capital according to the following criteria: (i) investments include direct, indirect or synthetic interests; (ii) investments include the acquired net position; (iii) the holding of securities subscribed to be sold within a five business day term may be excluded; and (iv) the investments in capital instruments that do not satisfy the criteria to be classified as COn1 (Common Equity Tier 1), AT1 (Additional Equity Tier 1) or NWc (Complementary Net Worth) of the financial institution shall be regarded as COn1 –common equity shares, for the purposes of this regulatory adjustment. If the aggregate amount of these interests in the capital of financial institutions, companies providing services supplementary to the financial industry and insurance companies – which individually represent less than 10% of the COn1 of each issuer– exceeds 10% of the COn1 of the financial institution, net of applicable deductions, the amount over such 10% shall be deducted from each capital tier in accordance with the following method: i) Amount to be deducted from COn1: aggregate excess amount over 10% multiplied by the proportion represented by the COn1 holdings over the aggregate equity interests; ii) Amount to be deducted from CAn1: aggregate excess amount over 10% multiplied by the proportion represented by the CAn1 over the aggregate equity interests. iii) Amount to be deducted from NWc: aggregate excess amount over 10% multiplied by the proportion represented by the NWc holdings over the aggregate equity interest. If the financial institution does not have enough capital to make the deduction pertaining to a particular capital tier, the remaining amount shall be deducted from the next higher level. Amounts below the threshold, which are not deducted, are weighted based upon the risk or are taken into account in the calculation of the market risk requirement, as applicable.

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

RWA: risk weighted assets

RWAc: credit risk weighted assets

MR: minimum capital requirement for market risk

OR: minimum capital requirement for operational risk

Economic Capital

Rules regarding “Financial Entities Risk Management Guidelines”, as amended and supplemented, require financial institutions to have an integrated global internal process in place to assess the adequacy of their economic capital based on their risk profile (the “Internal Capital Adequacy Assessment Process” or “ICAAP”), as well as a strategy aimed at maintaining their regulatory capital. If, as a result of this internal process, it is found that the regulatory capital is insufficient, financial institutions must increase regulatory capital based on their own estimates to meet the regulatory requirement.

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

Requirements applicable to dividend distribution

Dividends are calculated based on our statutory financial statements of the Bank, and prepared under Central Bank Rules, which differ in certain aspects from IFRS. The Central Bank has imposed restrictions on the payment of dividends, substantially limiting the ability of financial institutions to distribute such dividends subject to compliance with the rules set forth in the “Restated Regulations on Earnings Distributions”, by the Central Bank, under the criterion that the amount to be distributed cannot affect the institution’s liquidity and solvency, which shall be verified by the satisfaction of certain requirements, on a consolidated basis.

Such regulations provide that the payment of dividends (other than dividends on common shares), the acquisition of treasury shares, the payment on other tier 1 equity instruments (as determined in accordance with the provisions set forth in the rules on “Minimum capital of financial institutions”) and/or the payment of financial incentives (bonuses) to personnel – in this case, subject to the public order labor regulations (legal, statutory and contractual) governing the financial institutions’ relationships with their personnel– shall be subject to these rules.

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

Moreover, in the midst of the COVID-19 crisis, the Central Bank issued Communication “A” 6945, as amended from time to time, by virtue of which the distribution of dividends by financial entities was temporarily suspended. On December 2021, by means of Communication “A” 7421, as amended, the Central Bank authorized financial entities to distribute dividends for up to 20% of accumulated dividends by December 31, 2021 from January 1,

2022 to December 31, 2022. Those financial entities authorized by the Central Bank to distribute their profits could only make such distribution in 12 equal, monthly and consecutive installments. The Central Bank established, as from January 1, 2022, that financial entities authorized by it to distribute their results – in accordance with the provisions of Section 6 of the rules on “Distribution of Results”- must make such distribution in twelve equal, monthly and consecutive installments.

On March 9, 2023 by means of Communication “A” 7719, the Central Bank repealed the suspension of the distribution of results of financial institutions (item 4. of communication “A” 7659), and it provided that from April 1, 2023 and until December 31, 2023, those financial institutions that had the authorization of the Central Bank were able to distribute profits in six equal, monthly and consecutive installments for up to 40% of the amount that would have corresponded.

However, by means of Communication “A” 7984 dated March 21, 2024, the Central Bank extended such date until December 31, 2024 and increased the amount and authorized to distribute profits in six equal, monthly and consecutive installments for up to 60% of the amount that would have been applicable if the “Distribution of Results” rules had been applied.

Additionally, the same provision requires that the distribution of results be consistent with the disclosures in the ‘Business Plan and Projections and Capital Self-Assessment Report’ under the Information Regime. The calculation of distributable income, along with the verification of liquidity and solvency, and the determination of additional capital margins, must all be conducted in the constant currency as of the date of the meeting at which the dividend distribution was decided. Furthermore, the amounts of the installments, where applicable, should be calculated using the same currency value.

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

The dividend distribution shall be limited whenever the level and composition of the Computable Regulatory Equity, even when it complies with the minimum capital requirements, is within the range of the capital conservation margin. This limitation reaches solely the dividend distribution, but not the operation of the entity. Entities shall be able to operate normally when levels of Con1 are within the range of conservation margin. When the coefficient of Common Equity Tier 1 (Con1 as percentage of RWA) is within the range of margins conservation of capital, the restriction to the results distribution shall be increased whenever the coefficient of Con1 comes close to the minimum required in section 8.5.1 of regulations over “Minimum Capital for Financial Entities”. The following table shows the maximum percentages of dividend distribution, according to the compliance with the conservation margin presented:

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

COn1 must be used in the first place to satisfy the minimum capital requirement of 4.5% of RWA. Subsequently, and in the event the total does not have enough Additional Equity Tier 1 (CAn1) or Tier 2 Capital (NWc), the COn1 shall also be applied to meet requirements of 6% and 8% of Tier 1 Capital and total capital. Only the remaining COn1, if any, can be computed to satisfy the applicable conservation margin, increased in function of the counter- cycle margin, if applicable.

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

Each type of asset is weighted according to the level of risk assumed to be associated with it. In broad terms, the weights assigned to the different types of assets are:

Type of Asset	Weighting (%)

Availabilities

Cash held in treasury, in transit (when the financial institution assumes responsibility and risk for transportation), in ATMs, in checking accounts and in special accounts with the Central Bank and payment orders in charge of the Central Bank, gold coins or in “good delivery” bars, in the latter case bearing the stamp of any of the refining smelting, assaying, ex-assaying and ex-smelting companies included in the list published by the Central Bank	0

Cash items in the process of collection (checks and drafts for collection), cash in armored cars and in custody at financial institutions	20

Exposure to governments and central banks

To the Central Bank denominated and funded in Pesos	0

To the National Government and to the provincial and municipal governments and the Autonomous City of Buenos Aires in pesos, when their source of funds is in that currency.	0

To the public non-financial sector arising from financing granted to social security beneficiaries or public employees -in both cases with discount code-, to the extent that such transactions are denominated in pesos, the source of funds is in that currency and the installments of all the entity’s financing with a periodic amortization system do not exceed, at the time of the agreements, thirty percent (30%) of the debtor’s income and/or, as the case may be, of the co-debtors.	0

Type of Asset	Weighting (%)

To the non-financial public sector and the Central Bank. Other

- AAA to AA-	0

- A+ to A-	20

- BBB+ to BBB-	50

- BB+ to B-	100

- Below B-	150

- Unrated	100

To other sovereign states of their central banks

- AAA to AA-	0

- A+ to A-	20

- BBB+ to BBB-	50

- BB+ to B-	100

- Below B-	150

- Unrated	100

Entities of the non-financial public sector from other sovereigns, pursuant to the credit rating assigned to the respective sovereign

- AAA to AA-	20

- A+ to A-	50

- BBB+ to BBB-	100

- BB+ to B-	100

- Below B-	150

- Unrated	100

To the Bank for International Settlements, the IMF, the European Central Bank and the European Community	0

Type of Asset	Weighting (%)

To the non-financial public sector of the provinces, municipalities and/or the Autonomous City of Buenos Aires arising from the acquisition of sovereign bonds issued in Pesos by the central administration, when they do not have any one of the guarantees described in the regulations on “Financing to

Non-Financial Public Sector”, pursuant to the credit rating assigned to the respective jurisdiction.

- AAA to AA-	20

- A+ to A-	50

- BBB+ to BBB-	100

- BB+ to B-	150

- Below B-	200

- Unrated	200

Exposure to the Multilateral Development Banks (MDB)

Exposure to the following entities: International Bank for Reconstruction and Development (IBRD), International Finance Corporation (IFC), Asian Development Bank (ADB), African Development Bank (AFDB), European Bank for Reconstruction and Development (EBRD), Inter-American Development Bank (IDB), European Investment Bank (EIB), European Investment Fund (EIF), Nordic Investment Bank (NIB), Caribbean Development Bank (CDB), Islamic Development Bank (IDB), International Finance Facility for Immunization (IFFI), Multilateral Investment Guarantee Agency (MIGA) and Council of Europe Development Bank (CEB).	0

Other

- AAA to AA-	20

- A+ to A-	50

- BBB+ to BBB-	50

- BB+ to B-	100

- Below B-	150

- Unrated	50

Type of Asset	Weighting (%)

Exposure to local financial institutions

Denominated and funded in Pesos arising from transactions with an initial contractual term of up to 3 months Other. The weighting percentage to be applied will be the one for one category less favorable than the one assigned to the exposures with the Argentine government in foreign currency, as provided for the Exposure to the public non-financial sector and the Central Bank, with a maximum of 100%, except that the grade was less than B-, in which case the weighting percentage will be 150%	20

Exposure to foreign financial institutions, pursuant to the credit rating assigned to the sovereign of their jurisdiction of incorporation

- AAA to AA-	20

- A+ to A-	50

- BBB+ to BBB-	100

- BB+ to B-	100

- Below B-	150

- Unrated	100

Exposure to companies and other legal entities in the country and abroad, including exchange institutions, insurance companies, stock exchange entities and companies in the country that are treated as non-financial private sector according to Section 1 of the rules on “Non-financial public sector financing”, except for equity investments.	100

Exposures included in the retail portfolio

Loans to individuals (provided that installments of loans granted by the institution do not exceed, at the time of the agreements, 30% of borrower’s Income and/or, if applicable, of the co-debtors) and to Micro, Small- and Medium-Sized Companies (“SMEs”)	75

Other	100

Exposures guaranteed by reciprocal guaranty companies (sociedades de garantía recíproca) or public security funds registered with the registries authorized by the Central Bank	50

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

Securitization exposures, failed DvP transactions, non DvP transaction, exposures to central counterparty institutions (CCP) and derivative transaction not included in said exposures receive a special treatment.

Non failed spot transactions to be settled	0

Exposures to individuals or companies originated in credit card purchases made in installments of travel tickets to foreign destinations and other touristic services abroad (lodging, car rental), either made directly to the service provider or through a travel agency or web platform	1250

Other assets and off-balance categories	100

Excluded items include: (a) securities granted for the benefit of the Central Bank for direct obligations; (b) deductible assets pursuant to RPC regulations and (c) financings and securities granted by branches or local subsidiaries of foreign financial entities by order and on account of their headquarters of foreign branches or the foreign controlling entity, to the extent: (i) the rules of the country where the parent company or controlling entity is located, the latter defined according to the provisions in force in that jurisdiction, must cover the supervision on a consolidated basis of the local branches or subsidiaries, (ii) the entity must comply with the provisions of item 3.1. of the rules on “Credit Evaluations”, requiring for such purpose an international risk rating within the “investment grade” category; (iii) in the case of financing, such financing must be provided by the local branches or subsidiaries only with funds from lines of credit assigned to them by the aforementioned foreign intermediaries (if the assistance is granted in a currency other than that of the foreign resources, the local entity may not assume the exchange risk); and (iv) in the case of guarantees granted locally, they are in turn guaranteed by their foreign branch headquarters or the foreign controlling entity and foreclosure on such guaranty may be carried out immediately and at the sole requirement of the local entity.

Credit Risk Regulation – Large Exposures

General Overview

Communication “A” 6599 of the Central Bank, as amended and restated by Communication “A” 6620, and its consequent modifications (“Communication “A” 6620”), effective as of January 1, 2019, abrogated credit risk fractioning regulations (except for the provisions related to the non-financial public sector), and replaced the former regime by regulating “large exposures to credit risk”. The system seeks to limit the maximum loss that a financial entity may suffer upon the occurrence of an unexpected default of a counterparty or group of connected counterparties who do not belong to the non-financial public sector, therefore affecting its solvency. The regulations regarding the exposures to credit risk must be applied at all times with every counterparty of the entity.

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

Market risk

Overall capital requirements in relation to market risk are based on the sum of the five amounts of capital necessary to cover the risks. Market risk is defined as the possibility of incurring losses in on-and off-balance sheet recorded positions as a result of adverse changes in market prices. The market risk minimum capital requirement is the arithmetic sum of the minimum capital requirement for interest rate (trading portfolio), stock (trading portfolio), exchange rate, commodities and options risks (trading portfolio). To meet this capital requirement, entities must apply a “Standard Measurement Method” based on an aggregate of components that separately capture the specific and general market risks for securities positions.

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

Minimum capital requirement for commodities risk. The capital requirement for commodities risk establishes the minimum capital required to hedge the risk involved in maintaining positions in commodities – but gold. The calculation of the capital requirement shall express every commodity position in terms of the standard measure unity, and following the rules set forth in Communication “A” 6690, and its amendments.

Minimum capital requirement for positions in options. The calculation of the capital requirement for the risk involved in positions in options may be based on the “simplified method” set forth in Communication “A” 6690, and its amendments, if the entity only purchases options; provided that, the market value of all the options in its portfolio does not exceed 5% of the entity’s RPC for the previous month, or if its positions in sold options are hedged by long positions in options pursuant to exactly the same contractual terms. In all other cases, the entity must use the alternative “delta plus” method, provided for in the regulation.

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

Furthermore, pursuant to the rules regarding to “Financial Entities Minimum Capital”,if a financial institution fails to meet market risk daily minimum capital requirements, except for any failure to meet the requirements on the last day of the month, calculated as a sum of VaR of included assets or derived from the calculation of capital requirements for interest rate, exchange rate and stock risks, the financial institution must replace its capital or decrease its financial position until such requirement is met, and has up to ten (10) business days from the first day on which the requirement was not met to meet the requirement. If the financial institution fails to meet this requirement after ten (10) business days, it must submit a regularization and reorganization plan within the following five (5) business days and may become subject to an administrative proceeding initiated by the Superintendency.

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

Pursuant to Communication “A” 5282, as amended by Communications “A” 6091 and “A” 7928 among others, the minimum capital requirements regarding OR are equal to 15% of the annual average positive gross income of the last thirty-six (36) months.

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

Minimum cash reserve obligations exclude (i) amounts owed to the Central Bank, (ii) amounts owed to domestic financial institutions (excluding special deposits related to inflows of funds – Decree No. 616/2005), (iii) amounts owed to foreign banks (including their head offices, entities controlling domestic institutions and their branches) in connection with foreign trade financing facilities, and with multilateral development banks, (iv) cash purchases pending settlement and forward purchases, (v) cash sales pending settlement and forward sales (whether or not related to repurchase agreements), (vi) overseas correspondent banking operations, (vii) demand obligations for money orders and transfers from abroad pending settlement to the extent that they do not exceed a seventy-two (72) business hour term as from their deposit; (viii) demand obligations with business for the sales made by debt, prepaid, credit card and / or for the purchase (ix) and demand obligations for securities bonds—liability—in pesos.

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

The table below shows the percentage rates that should be applied to determine the required minimum cash reserve requirement for financial institutions, depending on whether: (i) the financial entities are included in Group “A”, as provided by Section 4 of the regulations on “Authorities of financial entities” (Autoridades de entidades financieras), and/or branches or subsidiaries of foreign banks are classified as systemically important (G-SIB) not included in that group; or (ii) the remaining financial entities. Section 4 of the regulations on “Authorities of financial entities” of the Central Bank classifies the financial entities in: (a) Group “A” which includes those entities in which the amount of their assets is greater than or equal to 1% of the total of the assets of the financial system (for the purposes of calculating this indicator, the average of the assets corresponding to the months of July, August and September of the previous year will be considered, according to the data that arise from the corresponding information regime); (b) Group “B” which includes those entities in which the amount of their assets do not exceed 1% and greater than or equal to 0.25% of the total of the assets of the financial system; and (c) Group “C” which includes those institutions whose deposits do no exceed 0.25% of the total of the assets of the financial system. The following rates arise from Communication “A” 7824:

	Rate
	Grupo A y G-SIB		Remaining financial institutions
Item	Pesos	Foreign Currency	Pesos	Foreign Currency

1- - Checking account deposits and demand deposits opened at credit cooperatives	45		20
2- Savings account, salary/social security accounts, special accounts (except for deposits included on items 7, 11 and 15), and other demand deposits and liabilities, pension and social security benefits credited by ANSES pending collection and immobilized reserve funds for liabilities covered by these regulations	45	25	20	25
3- Unused balances of advances in checking accounts under executed overdraft agreements	45	-	20	-
4- Deposits in checking accounts of non-bank financial institutions, computed for purposes of meeting their required minimum cash reserve	100		100

5-  Time deposits, liabilities under “acceptances”, (including responsibilities for sale or transfer of credits to agents different from financial institutions), stock-exchange repos (cautions and stock exchange reverse repo), constant-term investments, with an option for early termination or for renewal for a specified term and variable income, and other fixed-term liabilities, except deposits included in the following items 7, 10 y 12 of this table, securities (including negotiable obligations), according to their outstanding term:

(i) Up to 29 days	25	23	11	23

(ii) From 30 days to 59 days	14	17	7	17
(iii) From 60 days to 89 days	4	11	2	11

	Rate
	Grupo A y G-SIB			Remaining financial institutions
Item	Pesos	Foreign Currency	Pesos	Foreign Currency
(iv) From 90 days to 179 days	0	5	0	5
(v) From 180 days to 365 days	0	2	0	2
(vi) More than 365 days	0	0	0	0

6-  Liabilities owed due to foreign facilities (not including those instrumented by term deposits, unless they are made by residents abroad linked to the entity pursuant to Section 2 of the rules on “Large Exposures to Credit Risk”, nor the acquisition of debt securities, to which they must apply the requirements provided in the previous point)

(i) Up to 29 days	-	23	-	23
(ii) From 30 days to 59 days	-	17	-	17
(iii) From 60 days to 89 days	-	11	-	11
(iv) From 90 days to 179 days	-	5	-	5
(v) From 180 days to 365 days	-	2	-	2
(vi) More than 365 days	-	0	-	0
7. Demand and time deposits made upon a court order with funds arising from cases pending before the court, and the related immobilized balances
(i) Up to 29 days	22	15	10	15
(ii) From 30 days to 59 days	14	15	7	15
(iii) From 60 days to 89 days	4	15	2	15
(iv) More than 90 days	—	15	—	15
8- Special deposits related to inflows of funds. Decree 616/2005	-	100	-	100

	Rate
	Grupo A y G-SIB		Remaining financial institutions
Item	Pesos	Foreign Currency	Pesos	Foreign Currency
9- Time deposits in nominative, non-transferable Peso- denominated certificates, belonging to public sector holders, with the right to demand early withdrawal in less than 30 days from its setting up	25		11
10- Deposits and term investments —including savings accounts and securities (including Notes)— in UVIs and UVAs, according to their outstanding term
(i) Up to 29 days	7	-	7	-
(ii) From 30 days to 59 days	5	-	5	-
(iii) From 60 days to 89 days	3	-	3	‘
(iv) More than 90 days	0	-	0	-
11- Labor Work Fund for Construction Industry Workers, denominated in UVA	7		7
12- Deposits and fixed term investments created in the name of minors for funds they receive freely	0		0
13- Deposits in Pesos in demand accounts that constitute the assets of mutual funds (money market).	10		10
14- Deposits in Pesos in accounts of payment service providers that offer payment accounts (PSPOCP) in which the funds of their clients are deposited	100		100
15- Deposits in special accounts:
15.1. In Pesos (“Special accounts for holders with agricultural activity” and “Special accounts for exporters”).	0		0
15.2. In U.S. dollars (“Special accounts to credit export financing”).	0		0

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

e)	not less than 90 days and not more than 730 calendar days purchased by primary subscription as of March 9, 2023.

f)	not less than 90 days and not more than 760 calendar days purchased by primary subscription as of May 29, 2023.

g)

not less than 90 days and not more than 760 calendar days purchased by primary subscription as of December 20, 2023 —which will continue to be computed until their maturity, as long as their integration is maintained.

Communication “A” 7923, it provides that financial entities may integrate period and daily requirement in Pesos with LELIQ, NOBAC and/or national government securities in Pesos -including those by the CER and with yield in dual currency (dual bond) and excluding those linked to the evolution of the US dollar—with a residual term (at the time of subscription) of no less than 300 days and no more than 730 days from the time of subscription, received in exchange operations arranged by the National Government for securities acquired both by primary subscription and in the secondary market –in up to:

a)	On demand deposits provided for in items 1, 2 and 3 (in Pesos) 4 percentage points of the rate provided for.

b)

Time deposits and time investments made by holders of the non-financial private and non-financial public sectors and those provided for in item 11: all the requirement, except for the maximum proportion allowed for integration in “National Treasury Bonds in Pesos”.

c)	Term investments with variable remuneration made by clients with agricultural activity -according to item 2.5.2.2.2. of the rules on “Deposits and term investments”-: all the requirements.

d)	Other placements

1)	9 percentage points of the rates provided in section (i) of point 5 (in Pesos)

2)	7 percentage points of the rates provided by section (ii) of point 5 (in Pesos);

3)	3 percentage points of the rates provided by section (i, (ii) and (iii) of point 10; and

4)	2 percentage points of the rates provided by section (iii) of point 5.

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

Financing to SMEs includes financing through the purchase of SME Electronic Credit Invoices accepted by companies complying with the provisions of point 2.2.1. of the rules on “Credit Evaluations” as from May 2023, to customers that qualify as SMEs.

It will be considered the mobile average balance at the end of the last 12 months prior to the low report of the financings in Pesos (Loans and Credits for Financial Leases) granted to SMEs in respect of the total of such financings to the non-financial private sector of the institution.

2.

Depending on the granting of financing under the “Ahora 12” and “Cuota Simple” Programs (The implementation of the Consumer Promotion Program and the Production of Goods and Services named “Ahora 12” was created by Joint Resolution 671/2014 and 267/2014 of the former Ministry of Economy and Public Finance and the Ministry of Industry):

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

For those financial entities adhered to the “Cuota Simple” Program—established by Resolution No. 7/24 of the Ministry of Economy and its complementary rules—the requirement will be reduced by an amount equivalent to:

•	30 % of the amounts of the financing in pesos granted by the entity until March 21, 2024.

•	15 % of the amounts of financing in pesos granted by the entity as from March 22, 2024.

For this purpose, the balance of the financings reached in the period prior to the computation of the requirement that meet the requirements indicated above shall be considered.

The deductions contained in this item may not exceed 8% of the items in pesos subject to requirement, on average, of the month prior to the computation month.

3.

Financing granted by the financial entities covered by the Minimum SMEs Quota. The requirement shall be reduced by an amount equivalent to 40 % of the financings provided for in item 6.4.1. that are granted for an average term equal to or exceeding 36 months, taking into account the capital maturities, measured as a monthly average of daily balances of the previous month.

4.

For financial entities that have implemented the remote and face-to-face opening of the “Universal Free Account (CGU)” provided for in item 3.11. of the rules on “Savings, salary and special deposits”, the requirement will be reduced by an amount equivalent to the financing in Pesos granted as from April 1, 2021 to individuals and SMEs -as defined in the rules on “Determination of the status of micro, small or medium-sized enterprises”- that have not been reported by financial entities in the “Credit Information Database” (CENDEU) in December 2020, provided that they have been agreed at an annual nominal interest rate that does not exceed, at that time, the maximum rate established in the first paragraph of point 2.1.1. of the rules on “Interest rates in credit operations”- the case of entities of Groups “A”, “B” and branches or subsidiaries of G-SIBs not included in those groups, and regardless of the amount of financing- or as per point 2.1.2. “A”, “B” and branches or subsidiaries of G-SIB not included in those groups, and regardless of the amount of the financing—or the one in force according to item 2.1.2. of those rules for the rest of the financial entities. The requirement will be reduced by an amount equivalent to 50% of the financing in Pesos granted as from March 1, 2024 to individuals and SMEs -according to the definition contained in the rules on “Determination of the status of micro, small or medium-sized enterprises”- that have not been reported by financial entities in the “Financial System Debtors’ Central” (CENDEU) in December 2023. The monthly average balance of the financings reached in the period prior to the integration of the requirement shall be considered. This deduction may not exceed 3% of the items in Pesos subject to requirement on average of the month prior to the month of integration.

As from September and March of each year, institutions must consider as base month for these purposes the information contained in the “Financial System Debtors’ Central” as of the previous June and December, respectively. 100 % of the residual balances of financing in Pesos granted up to February 29, 2024, will continue to be computed as a reduction of the minimum cash requirement in pesos until maturity, proceeding in the same way -applying the corresponding proportion- in each change of base month.

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

By Communication “A” 7616 the validity of this reduction of requirement is until December 31, 2022 and by Communication “A” 7661 it is extended from January 1, 2023 to June 30, 2023. By Communication “A” 7795, as from July 1, 2023, this reduction is applicable to cash withdrawals made at ATMs located in localities included in categories III to VI, as established in the rules on “Categorization of localities for financial entities”.

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

a.

60% of the amount of the “Zero Interest-Rate Credits”, “Loans at Subsidized Rate for Companies” and “Zero Interest-Rate CultureCredits” agreed under the framework of Decree No. 322/2020 (as amended) and disbursed until November 5, 2020;

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

Any deficiencies in meeting the required minimum cash reserve and the daily minimum reserve in Pesos, in foreign currency, or securities or debt instruments for monetary regulation are subject to a penalty in Pesos, equal to 1.5 times the rate of the monetary policy published on the last business day of the relevant period or, if not available, the last one available.

Minimum SMEs Quota

According to Communication “A” 7983, financial institutions included in the list of Annex II of Communication “A” 7859, including us, as from April 1st, 2024, in order to comply with this quota, they must maintain a quarterly average of daily balances (April-June; July-September; October-December and January-March of the following year) of covered financing that is at least equivalent to 7.5% of the deposits of the non-financial private sector in pesos of the entity calculated based on the monthly average of daily balances of the penultimate previous month.

In addition, in order to comply with the Minimum SMEs Quota, at least 30% of the quota must be used to finance investment projects.

Entities complying with this Minimum SMEs Quota may compute the reduction of the minimum cash requirement in pesos provided for in item 1.5.1.

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

Interest rate and fee regulations

Maximum lending rates

Since 2020, maximum interest rates applicable to the lending transactions were restated. Currently Communication “A” 7862 stablishes that the maximum interest rate applicable to credit card transactions shall not exceed a nominal annual rate of 122 % in transactions that do not exceed Ps. 200,000. When the financed amount exceeds Ps. 200,000 the only applicable limit is the one stablished in Article 16 of the Credit Card Law.

Regulations set forth that the fixed-rate loan agreements shall not contain clauses that allow their modification under certain circumstances, unless those modifications come from decisions taken by the competent authority and the variable-rate loan contracts must clearly specify the parameters that will be used for its determination and periodicity of variation.

With respect to transactions linked to credit cards, in addition to the above mentioned, Article 16 of the Credit Card Law stablishes that:

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

Through Communication “A” 7949, fixed-term deposits that do not exceed a total of Ps. 30 million at the date of constitution of each fixed-term deposit and that are constituted by individuals in financial institutions, will have a passive rate of 110% of the Monetary Policy rate of the day prior to that in which the impositions are made, or the last one disclosed, as the case may be. In the case of fixed-term deposits constituted in the name of two or more individuals, the amount of the fixed-term deposit will be distributed proportionally among its holders.

For fixed term deposits not included in the preceding paragraph, the deposit rate will be 110% of the Monetary Policy rate of the day prior to the day on which the deposits are made, or the last one disclosed, as the case may be.

Through Communication “A” 7978 of the Central Bank, it is established that as from March 12, 2024, the remuneration for time deposits at fixed rates, provided for in point 1.11.1. of the rules on “Time Deposits and Investments”, will be the one freely agreed upon.

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

Central Bank Communication “A” 6212, effective as of April 1, 2017, reduced credit card and debit card sales commissions on a gradual annual plan. Pursuant to Communication “A” 6212, the maximum credit card sales commission rate for 2017 was 2.0% and for 2018, 2019 and 2020, it was 1.85%, 1.65%, 1.50%, respectively, and it was and will be 1.30% for 2021 and after. The maximum debit card sales commissions for 2017 was 1.0% and for 2018, 2019 and 2020, it was 0.90%, 0.80%, 0.70%, respectively, and it was and will be 0.60% for 2021 and after. In June 2022, the Central Bank issued Communication “A” 7533, whereby it is established that debit cards sales commission fees must not exceed 0,60% and credit cards sales commission fees must not exceed 1.30%. These rates are currently in effect.

On February 19, 2020, by means of Communication “A” 6912 the Central Bank stablished that for 180 business days financial entities could not communicate increases in commissions to customers of financial services, nor new commissions, except for those that have already been informed. This regulation was further extended until February 28, 2021 and afterwards by means of Communication “A” 7158 the Central Bank stablished that, until February 28, 2021, financial entities must not communicate to users of financial services increases of more than 9% in January 2021 and 9% in February 2021 in fees for credit cards related services (e.g. issuance, renewal, administration or maintenance services, etc.) and for savings accounts related services.

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

The new deadlines are (i) 8 (eight) business days if they are micro or small companies and/or are human persons, (ii) 10 (ten) business days for those categorized as medium-sized companies and those whose activity is “lodging, tourism, gastronomy and/or health services” and (iii) 18 (eighteen) business days for the other cases. Through Communication “A” 7919, such deadlines remain in effect.

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

Consequently, UVAs and UVIs coexist and may be used both with respect to bank loans and deposits. The initial value of the UVI was Ps.14.05 (the same as the UVA), representing the cost of construction of one thousandth square meter of housing as of March 31, 2016. As of February 22, 2024 the value of UVI and UVA are Ps. 566.52 and Ps. 645.83, respectively.

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

Further changes to the GEP regulation have been introduced by Communications “A” 6770, 6780, 6856 and 7655. Prior acceptance by the Central Bank is required to increase the ownership of foreign currency from the higher of the average foreign currency owned in August 2019 and at the close of August 31, 2019. Moreover, the institutions are not permitted to buy securities on the secondary market with liquidation on foreign currency.

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

Decreases in foreign currency assets, due to the pre-cancellation of local financing to private sector customers, can only offset the foreign currency net global position up to the original term of maturity, accompanied by the net increase in holdings of National Treasury securities in foreign currency. At the original maturity of local financing in foreign currency, offsetting may occur with the purchase of any foreign currency assets computable within the foreign currency net global position.

When determining a bank´s foreign currency net global position, the following concepts shall be excluded from the calculation: (i) deductible assets to determine the Banks´s RPC, (ii) the included concepts that the financial entity registers in its branches abroad, (iii) the balances corresponding to the “Special accounts for holders with agricultural activity” and the “Special accounts for exporters”, (iv) the non-transferable domestic bills of the Central Bank of the Argentine Republic in Pesos settleable at the Reference Exchange Rate Communication “A” 3500 (“LEDIV”) at zero rate, (v) the public and private securities in Pesos adjustable by the exchange rate, provided they do not exceed the net between the deposits referenced in point 1. 2.4. and the LEDIV– and (vi) the loan agreements in Pesos with variable remuneration based on the variation in the price of the U.S. dollars that are not covered by the term investments with variable remuneration based on the U.S. dollar.

Limits

Negative Foreign Currency Net Global Position (liabilities exceeding assets): the limit—in monthly average of daily balances converted into pesos at the reference exchange rate at the close of the month prior to the computation of this ratio—is 30% of the RPC of the immediately preceding month

(Communication “A” 7417).

Positive Foreign Currency Net Global Position (assets exceeding liabilities): .

*

Net Global Position: this daily position (daily balance converted to Pesos at the reference exchange rate of the immediately preceding month) cannot exceed 5% of the RPC of the immediately preceding month.

*

Cash Position: the daily cash position, which comprises the overall net foreign currency position less the net position in forward transactions, cash to be settled, futures, options and other derivative products, among other deductible items, may not exceed the amount of 0 % of the RPC of the month prior to the month to which it corresponds.

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

The excesses of these ratios are subject to a charge equal to 1.5 times the rate of the monetary policy published on the last business day of the relevant period or, if not available, the last one available for a shorter term. Charges not paid when due are subject to a charge equal to one and a half times the charge established for excesses.

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

Debt Classification and Loan Loss Provisions for Regulatory Purposes

Unless otherwise indicated, the regulations explained in this section should be applied to financial information of the banks calculated in accordance with Central Bank Rules. IFRS differs in certain aspects from Central Bank Rules.

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

Commercial loans—Regulatory Classification

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

Consumer or housing loans—Regulatory Classification

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

Minimum Credit Provisions

Unless otherwise indicated, the financial regulations described in this section have been prepared in accordance with Central Bank Rules. IFRS differs in certain aspects from Central Bank Rules. See Item 5B. “Critical accounting policies” and note 3 to our audited consolidated financial statements as of December 31, 2023, 2022 and 2021.

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

In the case of commercial loans, applicable regulations require a minimum frequency of review. Such review must take place: (i) quarterly for clients with indebtedness equal or greater than 5% of the financial entity’s RPC for the prior month and (ii) semi-annually for clients whose indebtedness is higher than (x) the lower of 1% and Ps. 1,198,966,000 of the financial entity’s RPC for the prior month, and (y) lower than 5% of the financial entity’s RPC for the prior month. At the end of the first calendar semester, the total review under (i) and (ii) should have covered no less than 50% of the financial entity’s commercial loan portfolio and, if less, it shall be completed by incorporating clients (in descending order) whose total indebtedness is inferior to the limits described in the preceding point (ii)(x).

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

Allowances for loan losses

The Central Bank Rules establishes minimum requirements for allowances for loan losses, in accordance with the category assigned to the client and the type of guarantee. Entities may have allowances for amounts higher than the minimum requirements, as deemed reasonable. Allowances are designed pursuant to the Central Bank Rules which differ from IFRS. See Item 5B. “Critical accounting policies” and note 3 to our audited consolidated financial statements as of December 31, 2023 and 2022.

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

The SSGD covers deposits made by Argentine individuals and legal entities in Pesos and foreign currency and maintained in accounts with the participating financial institutions, including checking accounts, savings accounts, and time deposits up to the amount of Ps.1,500,000, as set forth by Central Bank Communication “A” 6973 of the Central Bank, as amended. However, pursuant to Communication “A” 7661, the Central Bank raised the amount covered by the Deposit Insurance System to Ps.6,000,000 since January 1, 2023. By means of Communication “A” 7985, the Central Bank amends the ordered text on “Application of the Deposit Guarantee Insurance System” and establishes, effective as from April 1, at Ps. 25,000,000 the amount of the deposit guarantee referred to in items 5.3.1, 5.3.2, 5.3.3 and 6.

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

TM20

Beginning October 5, 2017, the Central Bank has begun to publish on a daily basis a survey of the average interest rates paid by Banks for their fixed- term deposits of over Ps.20 million, for terms of between 30 and 35 days (the “TM20”), in order to reflect the behavior of wholesale depositors.

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

Holding Companies

On June 28, 2019, the Central Bank ruled, through Communication “A” 6723, with effect from January 1, 2020, that Group “A” financial institutions (in accordance with the “Financial Institutions Authorities” rules) which are controlled by non-financial institutions (as in our case in relation with the

Bank) shall comply with the Minimum Capital requirements (please see “Argentine Banking Regulation—Liquidity and Solvency Requirements— Minimum Capital Requirements”), the Major Exposure to Credit Risk regulations (please see “Argentine Banking Regulation—Credit Risk Regulation— Large Exposures”), the Liquidity Coverage Ratio (please see “Argentine Banking Regulation—Internal Liquidity Policies of Financial Institutions”) and the Net Stable Funding Ratio (please see “Argentine Banking Regulation—Liquidity Parameters—Net Stable Funding Ratio”) on a consolidated basis comprising the non-financial holding and all its subsidiaries (excluding insurance companies and non-financial subsidiaries).

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

By means of Communication “A” 7156, the Central Bank extended the application of the provisions of the Financial Institutions Law to “Other non-financial credit providers” covered by the rules on “Non-financial credit providers”, and among other measures, it provided that as from February 1, 2021, other non-financial credit providers and non-financial companies issuing credit and/or purchase cards will be subject to the provisions set forth in the rules on “Protection of financial services users”, for the financing they grant.

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

Pursuant to Communication “A” 7593, the Central Bank amends the rules on “Protection of Financial Services Users” to include Payment Service Providers that offer payment accounts and Payment Service Providers that perform the function of initiation and provide the digital wallet service among the obligated parties. They will be covered by the provisions of Communication “A” 7517 and will become effective 180 calendar days from the date of dissemination of this communication.

On the other hand, as regards the rules on “Payment Service Providers”, it establishes that they must submit a compliance report prepared by professionals or associations of licensed professionals, which must be prepared in accordance with the model to be established from time to time, and verify compliance with the rules issued by the Central Bank that are applicable according to the type of provider in question and submitted to the Superintendency on an annual basis. When the model is disseminated, the Superintendency shall indicate the date on which the first submission shall be made.

Through Communication “A” 7825, the Central Bank establishes that the remuneration that payment service providers that offer payment accounts receive for the balances in pesos of deposit accounts in financial institutions, in which their customers’ funds are deposited, must be fully remitted to such customers.

Pursuant Communication “A” 7861, the Central Bank defers until December 1 the effective date of the interoperability of QR codes for charging with credit cards.

By means of Communication “A” 7783, the Central Bank approves the rules on “Minimum requirements for the management and control of technology and information security risks associated with digital financial services” which are part of the aforementioned communication.

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

Financing the proliferation of weapons of mass destruction is the act of providing financial support or resources to assist in the development, manufacture, acquisition, or spread of nuclear, chemical, or biological weapons and their delivery systems.

On April 13, 2000, the National Congress passed Law No. 25,246, (subsequently amended and complemented, the “AML/CFT/CFP Law”), which created at the national level the Anti- Money Laundering, Counter- Terrorist Financing and the Financing of Proliferation of Weapons of Mass Destruction Regime (“AML/CFT/CFP Regime”), criminalizing money laundering, creating and designating the Financial Information Unit (“UIF”, for its acronym in Spanish) as the enforcement authority of the regime, and establishing the legal obligation for various public and private sector entities and professionals to provide information and cooperate with the UIF.

The UIF is a decentralized agency that operates with autonomy and financial independency under the Argentine Ministry of Justice, and its mission is to prevent and deter the crimes of money laundering, terrorist financing and proliferation of weapons of mass destruction.

The following are certain provisions relating to the AML/CFT/CFP Regime established by the AML/ CFT/CFP Law, including regulations issued by the UIF, the CNV and the Central Bank. It is recommended that holders consult their own legal advisors and read the AML/ CFT/CFP Law and its complementary regulations.

Money Laundering, Terrorist Financing and Proliferation of Weapons of Mass Destruction

(a)	Money laundering

Section 303 of the Argentine Criminal Code (the “ACC”) defines money laundering as a crime committed whenever a person converts, transfers, manages, sells, encumbers, acquires, conceals or in any other way puts into circulation in the market, property derived from an unlawful act, with the possible consequence that the origin of the original property or the subordinate property acquires the appearance of a lawful origin, provided that their value exceeds the sum of 150 minimum, vital, and mobile wages at the time of the events (currently Ps. 30,420,000), either in a single act or by the repetition of various acts linked to each other. Section 303 of the ACC establishes the following penalties:

(i)

Imprisonment for a term of three (3) to ten (10) years and fines of two (2) to ten (10) times the amount of the illicit transaction. This penalty will be increased by one third of the maximum and half of the minimum, when the perpetrator of the crime:

(a)	regularly commits such crimes or participates in organizations or associations specially designed for committing such crimes;

(b)

is a public official who committed the act in the exercise or occasion of their duties. In this case, he/she shall also be subject to a penalty of special disqualification of three (3) to ten (10) years. The same penalty shall be imposed to anyone who has acted in the exercise of a profession or occupation requiring special qualification.

(ii)

Anyone who receives money or other property from a criminal offense for the purpose of applying them in an operation as described above, which gives them the possible appearance of a lawful origin, shall be punished with imprisonment for a term of six (6) months to three (3) years.

(iii)	If the value of the goods does not exceed 150 minimum wages, the penalty shall be a fine of five (5) to twenty (20) times the amount of the illicit transaction.

(b)	Penalties for legal persons

Furthermore, Section 304 of the ACC provides that when the criminal acts have been committed in the name of, or with the intervention of, or for the benefit of a legal person, the following sanctions shall be imposed to the entity jointly or alternatively:

(i)	fine of two (2) to ten (10) times the value of the property subject to the offense;

(ii)	total or partial suspension of activities, which in no case shall exceed ten (10) years;

(iii)	debarment for public tenders or bidding processes or any other State-related activities, which in no case shall exceed ten (10) years;

(iv)	dissolution and liquidation of the legal person when it was created for the sole purpose of committing the offense, or such acts constitute the main activity of the entity;

(v)	loss or suspension of any State benefit that it may have;

(vi)	publication of an extract of the condemnatory sentence at the expense of the legal entity.

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

(c)	Terrorist Financing and Proliferation of Weapons of Mass Destruction

Section 306 of the ACC criminalizes the financing of terrorism and the proliferation of weapons of mass destruction. This offense is committed by any person who directly or indirectly collects or provides property or money, with the intention of it being used, or in the knowledge that it will be used, in full or in part to:

(i)

finance the commission of acts aimed at of terrorizing the population or compelling national public authorities or foreign governments, or agents of an international organization to perform or refrain from performing an act (according to section 41.5 of the ACC);

(ii)	support an organization committing or attempting to commit crimes for the purpose set out in (i);

(iii)	support an individual who commits, attempts to commit or participates in any way in the commission of offenses for the purpose set out in (i);

(iv)

finance, for themselves or for third parties, the travel or logistics of individuals and/or things to a State other than that of their residence or nationality, or within the same national territory for the purpose of perpetrating, planning, preparing or participating in the purpose set out in (i);

(v)	finance, for themselves or for third parties, the provision or receipt of training for the commission of offenses for the purpose ser out in (i);

(vi)

finance the acquisition, elaboration, production, development, possession, supply, exportation, importation, storage, transportation, transfer, or any use of nuclear, chemical, or biological weapons of mass destruction, their delivery systems, means of delivery and related materials, including dual-use technologies and goods to commit any of the crimes provided for in this Code or in International Conventions.

The penalty for this offense is imprisonment for a term of five to fifteen years and a fine of two to ten times the amount of the illicit transaction. Likewise, the same penalties shall apply to legal persons as described for the crime of money laundering.

Anyone who elaborates, produces, manufactures, develops, possesses, supplies, exports, imports, stores, transports, transfers, employs, or in any way proliferates, increases, augments, reproduces or multiplies the weapons of mass destruction referred to in (vi) above, their means of delivery and related materials intended for their preparation will be subject to the same penalty of imprisonment and fine.

These penalties shall be applied regardless of whether the crime for which the financing was intended occurs and, even if the goods or money were not used for its commission.

If the penalty scale provided for the crime being financed or intended to be financed is less than that set forth in this article, the penalty scale of the crime in question shall apply to the case.

These provisions shall apply even when the criminal offense being financed or intended to be financed takes place outside the spatial scope of application of the ACC, or when in the case of paragraphs (ii) and (iii) the organization or individual is outside the national territory, provided the act is also punishable in the jurisdiction competent for its prosecution.

Reporting Subjects Obliged to Inform and Collaborate with the UIF

The AML/CFT/CFP Regime, in line with international AML/CFT/CFP standards, not only designates the UIF as the agency in charge of preventing money laundering, terrorism financing and proliferation of weapons of mass destruction. It also imposes obligations on various public and private sector entities and individuals, designated as Reporting Subjects ( “Sujetos obligados”), to inform and collaborate with the UIF.

In accordance with the AML/CFT/CFP Law and its regulations, the Reporting Subjects before the UIF, include among others:

(i)	banks, financial entities and insurance companies;

(ii)

exchange agencies and natural and legal persons authorized by the Central Bank to intervene in the purchase and sale of foreign currency with funds in cash or checks issued in foreign currency or through the use of debit or credit cards or in the transfer of funds within or outside the national territory;

(iii)

virtual asset service providers, non-financial credit providers, issuers, operators and/or providers of collection and/or payment services, central securities depository agents and corporate and trust service providers

(iv)

settlement and clearing agents, trading agents; natural and/or legal persons registered with the CNV acting in the placement of investment funds or other collective investment products authorized by such agency; crowdfunding companies, global investment advisors and the legal persons acting as financial trustees with trust securities authorized for public offering by the CNV, and the agents registered by the above mentioned controlling agency that intervene in the placement of negotiable securities issued within the framework of the above mentioned financial trusts;

(v)

government organizations such as the Central Bank, the Federal Public Revenue Administration (“AFIP,” as per its acronym in Spanish), the Superintendence of Insurance of the Nation (“SSN,” as per its acronym in Spanish), the CNV and the IGJ; and

(vi)	professionals in economic sciences, lawyers and notaries public, when they are involved in certain transactions.

Duties of Reporting Subjects include:

(i)	obtaining documents that indisputably prove the identity, legal status, domicile and other relevant information, about their clients’ operations (“know your customer” policy);

(ii)

reporting any suspicious events or transactions. For the purposes of the Anti-Money Laundering Law, suspicious transactions are those that, , appear unusual, lack economic or legal justification, or are unusually or unjustifiably complex, whether conducted once or repeatedly (regardless of their amount);

(iii)	refraining from disclosing to customers or third parties any actions taken in compliance with the Anti-Money Laundering Law;

(iv)	registering at UIF;

(v)

documenting procedures for the prevention of money laundering, financing of terrorism and financing of the proliferation of weapons of mass destruction establishing internal manuals that reflect the tasks to be developed with a risk based approach;

(vi)

appointing compliance officers within the governing body who shall be responsible before the UIF (in case the obliged entity is an individual, such individual will be considered the compliance officer);

(vii)	obtaining information and determine the purpose and nature of the relationship with the client;

(viii)	determining the risk of money laundering, terrorism financing and financing of proliferation of weapons of mass destruction associated to clients and transactions;

(ix)	conducting due diligence procedures to determine the risk of money laundering, terrorism financing and financing of proliferation of weapons of mass destruction associated to clients and transactions;

(x)	performing ongoing client due diligence procedures to review transactions throughout the course of the relationship;

(xi)	identifying the individuals who exercise functions of management and representation of the client and those who have powers of disposition;

(xii)	adopting specific measures to mitigate the risk of money laundering, terrorism financing and financing of proliferation of weapons of mass destruction;

(xiii)	having appropriate risk management systems in place to determine whether the client or final beneficial owner is a politically exposed person;

(xiv)	determining the source and legality of funds; and
(xv)	keeping, for ten (10) years, all necessary records of transactions, client files and business communications.

If a Reporting Subject fails to report a suspicious transaction or submits it beyond the designated deadlines and forms provided for that purpose, a fine between one (1) and ten (10) times the total value of the assets of the transaction will be applied. In the case of other violations (due to formal non-compliance), the fixed amounts as the unit of measurement of the fine are replaced by modules that can be updated annually. The following penalties are included: (i) warning; (ii) warning with the obligation to publish the operative part of the resolution; and (iii) for compliance officers, disqualification for up to 5 years for the exercise of functions in such capacity.

Pursuant to Annex I of Resolution No. 61/2023 of the UIF (which establishes the supervision and inspection mechanism of the UIF), both the Central Bank and the CNV are considered “Specific Control Agencies”(“Órganos de Contralor Específico”). In such capacity, they must collaborate with the UIF in the evaluation of compliance with AML/CFT/CFP procedures by the Reporting Subjects subject to their control. For these purposes, they are entitled to supervise, monitor and inspect these entities. Denial or obstruction of inspections by the Reporting Subjects may result in administrative penalties by the UIF and criminal penalties.

The Central Bank and the CNV must also comply with the AML/CFT/CFP Regime established by the UIF, including the reporting of suspicious transactions. In turn, Reporting Subjects regulated by these agencies are subject to UIF Resolutions No. 14/2023 and 78/2023, respectively. Such regulations provide guidelines that such entities shall adopt and apply to manage, in accordance with their policies, procedures and controls, the risk of being used by third parties for criminal purposes of money laundering, financing of terrorism and proliferation of weapons of mass destruction.

Essentially, the aforementioned regulations, change the formal regulatory compliance approach to a risk-based approach (“RBA”), based on the revised recommendations issued by the Financial Action Task Force (the “FATF”) in 2012, in order to ensure that the implemented measures are proportional to the identified risks. Therefore, the Reporting Subjects shall identify and evaluate their risks and, based on this, adopt measures for the management and mitigation of such risks, in order to more effectively prevent money laundering and terrorist financing. Likewise, the provisions of UIF Resolution No. 4/17 established the possibility of conducting special due diligence procedures with respect to clients supervised abroad (formerly called “international holders”) and local clients who are Reporting Subjects to the UIF.

Resolution 14/2023, which sets out specific rules for the financial sector, inter alia, prohibits the maintenance of anonymous accounts or accounts under fictitious names, emphasizes the need to apply enhanced due diligence measures to clients commensurate with the risks identified, and provides for the possibility for financial institutions to rely on third parties to carry out certain due diligence measures.

In October 2021, the UIF published Resolution 112/2021 which established certain measures and procedures that all Regulated Subjects must observe to identify beneficial owners. The Resolution, in its article 2, defines beneficial owner in the following new terms: “The human person who holds at least 10% of the capital or voting rights of a legal person, trust, investment fund, affectation estate and/or any other legal structure; and/or the human person/s who by other means exercises ultimate control of the company”.

All companies, legal entities or other contractual entities or legal structures that carry out activities in Argentina and/or own property and/or assets located and/or placed in Argentina must report their final beneficiaries, for the purpose of their incorporation in the public registry of final beneficiaries. All persons or legal entities that carry out activities as virtual asset service providers, must report on their activities, for the purpose of their incorporation in the registry of virtual asset service providers.

Prevention of Disposal of Assets Linked to Terrorism Financing

Decree No. 918/2012 (amended by Decree No. 278/2024) establishes the procedures for preventing the disposal of assets linked to terrorism financing, and the creation and maintenance procedures (including the inclusion and removal of suspected persons) for registries created in accordance with the relevant United Nations Security Council’s resolutions.

Decree 278/2024 amended Decree 918/2012 aiming to strengthen the current regulatory and institutional framework regarding compliance with international standards, particularly FATF Recommendation 6, as well as United Nations Security Council resolutions. The new decree partially modifies the definitions of administrative freezing of assets and funds and incorporates the definition of the term to specify that the implementation of this measure must be immediate. Additionally, it extends the obligation to freeze assets or other assets related to suspicious terrorism financing operations to all Reporting Subjects, without delay and without prior notice. The Decree also establishes that the UIF, through the Egmont Group, may request cooperation from third countries to administratively freeze assets or other assets of individuals or entities in accordance with United Nations Security Council Resolution 1373 (2001).

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

In order to help the Reporting Subjects to fulfill these duties, Executive Decree No. 489/2019 created the Public Registry of Persons and Entities linked to acts of Terrorism and its Financing (RePET, for its acronym in Spanish), which is an official database that includes the consolidated list of the United Nations Security Council.

Politically Exposed Persons

Resolution No. 35/2023, establishes the rules that Reporting Parties must follow regarding clients that are Politically Exposed Persons (“PEP”).

Following the aforementioned RBA, Resolution 35/2023 establishes that Reporting Subjects must determine the level of risk at the time of beginning or continuing the contractual relationship with a PEP, and must take due diligence measures, adequate and proportional to the associated risk and the operation or operations involved.

This Resolution establishes (i) the measures that the Reporting Subjects must take with respect to foreign PEPs or domestic PEPs that have been classified as high risk by the Reporting Party, for example, having the approval of the compliance officer to initiate or continue commercial relations with them; (ii) each Reporting Subject must take reasonable measures to determine whether a customer and/or beneficial owner is a PEP, at the time of initiating or continuing the commercial relationship with them; (iii) the Reporting Subject must require their clients to sign a sworn statement in which they state whether or not they are a PEP, not only at the beginning of the contractual relationship, but also in the event that their status as a PEP is modified (whether they become or cease to be a PEP); (iv) the clients must inform the PEP status of the beneficial owners, if applicable; and (v) the maintenance period of the PEP status is expressly regulated, being set at 2 years. Once this term has expired, the Reporting Subject shall evaluate the level of risk of the client or beneficial owner, taking into consideration the relevance of the function performed, the power of disposition and/or administration of funds, and the seniority in the public function exercised, among other relevant factors, for the analysis of the level of risk. PEPs due to kinship or closeness will maintain their status for the same time as that of the person with whom they have or have had the relationship.

FOR A MORE SPECIFIC ANALYSIS OF THE REGIME, HOLDERS SHOULD CONSULT THEIR LEGAL COUNSEL AND/OR READ THE APPLICABLE LAWS BY VISITING THE WEBSITE OF THE FINANCIAL INFORMATION UNIT HTTPS://WWW.ARGENTINA.GOB.AR/UIF). HOLDERS ARE RECOMMENDED TO CONSULT THEIR LEGAL ADVISERS AND READ THE ABOVE-MENTIONED LAWS AND THEIR REGULATORY DECREES.

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

In turn, the Board of Directors has implemented a Code of Conduct applicable to all employees, contractors, suppliers and agents, with the prohibitions, restrictions and conditions imposed upon them under the Integrity Program approved by us, which was previously discussed by the Appointment and Corporate Government Committee.

In addition, Ernesto López, our Legal Manager, has been appointed as our Anti-Bribery Policy Officer and our Compliance Department is responsible for the implementation of the Monitoring Program.

C. Organizational Structure

Subsidiaries and controlled entities

We have ten subsidiaries and controlled entities: (i) Argenpay S.A.U., through which we provide electronic payment services ; (ii) Macro Bank Limited, our subsidiary in the Bahamas through which we primarily provide private banking services; (iii) Macro Securities S.A.U., which is a member of the BYMA, and through which we provide investment research, securities trading and custodial services to our customers; (iv) Macro Fiducia S.A.U., a subsidiary that acts as trustee and provides financial advisory and analysis services; (v) Macro Fondos S.G.F.C.I. S.A., an asset management subsidiary, (vi) Fintech SGR., (vii) Macro Agro S.A.U. through which we facilitate access to credit for SMEs through the grant of guarantees: (viii) Banco BMA S.A.U., a financial entity; (ix) BMA Valores S.A. and (x) BMA Asset Management S.G.F.C.I.S.A.

	Banco Macro’s direct and indirect interest
Subsidiary / controlled entity	Percentage of Capital Stock	Percentage of possible votes
Argenpay S.A.U. (1)	100.000%	100.000%
Macro Bank Limited (2)	100.000%	100.000%
Macro Securities S.A.U. (1)	100.000%	100.000%
Macro Fiducia S.A.U. (1)	100.000%	100.000%
Macro Fondos S.G.F.C.I. S.A. (1)	100.000%	100.000%
Fintech SGR (1)(3)	24.999%	24.999%
Macro Agro S.A.U. (1)	100.000%	100.000%
Banco BMA S.A.U. (1)	100.000%	100.000%
BMA Valores S.A. (1)	100.000%	100.000%
BMA Asset Management S.G.F.C.I. S.A. (1)	100.000%	100.000%

(1)	Country of residence: Argentina
(2)	Country of residence: The Bahamas
(3)	Structured entity.

D.	Property, plants and equipment

Property

Our headquarters consist of 53,713 square meters of office area that we own at Avenida Eduardo Madero 1172 and Alem 1110 1st floor, in the City of Buenos Aires, and is used by our management, accounting and administrative personnel. As of December 31, 2023, we have a branch network that consists of 519 branches in Argentina, including Banco BMA, of which 189 were leased properties.

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

Selected Statistical Information

The following information is included for analytical purposes and should be read in conjunction with our audited consolidated financial statements as well as Item 5 “Operating and Financial Review and Prospects.” This information has been extracted from our internal documentation that supports our financial records.

Average balance sheets, interest earned on interest-earning assets and interest paid on interest-bearing liabilities.

The following tables show average balances, interest amounts and nominal and real rates for our interest-earning assets and interest-bearing liabilities for the years ended December 31, 2021, 2022 and 2023 based on results adjusted for inflation as of December 31, 2023, as explained in our audited consolidated financial statements.

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

Nd = nominal average rate for foreign currency denominated assets and liabilities for the period;

D = devaluation rate of the Peso to the U.S. dollar for the period; and

I = inflation rate in Argentina for the period based on the variation of the Consumer Price Index.

	2021 (1)				2022 (1)				2023
	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate
	(In thousands of Pesos)
ASSETS	´
Interest-earning assets Cash and Deposits in Banks
Pesos	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency	367,713,646	79,938	(19.08%)	0.02%	244,771,948	1,246,001	(11.05%)	0.51%	229,985,876	6,847,489	50.94%	2.98%
Total	367,713,646	79,938	(19.08%)	0.02%	244,771,948	1,246,001	(11.05%)	0.51%	229,985,876	6,847,489	50.94%	2.98%
Loans and other financing Non-financial Public Sector
Pesos	23,532,995	11,013,573	(2.74%)	46.80%	10,289,229	4,714,572	(25.14%)	45.82%	21,047,223	19,130,718	(38.70%)	90.89%
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—
Total	23,532,995	11,013,573	(2.74%)	46.80%	10,289,229	4,714,572	(25.14%)	45.82%	21,047,223	19,130,718	(38.70%)	90.89%
Other Financial Entities
Pesos	12,094,590	4,097,067	(11.30%)	33.88%	4,527,687	1,664,810	(29.79%)	36.77%	9,128,630	3,249,727	(56.46%)	35.60%
Foreign currency	59,629	3,512	(14.34%)	5.89%	61,874	4,064	(5.69%)	6.57%	1,388,465	32,205	49.97%	2.32%
Total	12,154,219	4,100,579	(11.31%)	33.74%	4,589,561	1,668,874	(29.47%)	36.36%	10,517,095	3,281,932	(42.41%)	31.21%
Non-financial Private Sector and Foreign Residents
Pesos	1,864,244,880	675,154,103	(9.75%)	36.22%	1,768,951,584	771,548,560	(26.27%)	43.62%	1,844,070,237	1,107,803,932	(48.60%)	60.07%
Foreign currency	155,977,924	5,695,284	(16.15%)	3.65%	94,602,662	3,639,589	(8.10%)	3.85%	143,782,659	4,083,826	50.74%	2.84%
Total	2,020,222,804	680,849,387	(10.24%)	33.70%	1,863,554,246	775,188,149	(25.35%)	41.60%	1,987,852,896	1,111,887,758	(41.41%)	55.93%
Other Debt Securities
Pesos	1,673,375,209	618,669,262	(9.26%)	36.97%	1,936,898,407	1,081,523,788	(20.00%)	55.84%	1,355,404,613	1,098,812,149	(41.85%)	81.07%
Foreign currency	76,462,275	981,213	(18.07%)	1.28%	150,295,471	1,552,635	(10.59%)	1.03%	130,313,176	9,454,257	57.21%	7.26%
Total	1,749,837,484	619,650,475	(9.64%)	35.41%	2,087,193,878	1,083,076,423	(19.32%)	51.89%	1,485,717,789	1,108,266,406	(33.16%)	74.59%
Repo Transactions
Pesos	142,950,291	51,779,583	(9.75%)	36.22%	69,719,307	41,369,973	(18.20%)	59.34%	278,964,113	196,916,302	(45.22%)	70.59%
Foreign currency	—	—	—	—	—	—	—	—	1,085,228	2,144	46.87%	0.20%
Total	142,950,291	51,779,583	(9.75%)	36.22%	69,719,307	41,369,973	(18.20%)	59.34%	280,049,341	196,918,446	(44.86%)	70.32%
Total interest-earning assets
Pesos	3,716.197.965	1.360.713.588	(9.49%)	36.62%	3,790,386,214	1,900,821,703	(22.92%)	50.15%	3,508,614,816	2,425,912,828	(45.69%)	69.14%
Foreign currency	600,213,474	6,759,947	(18.19%)	1.13%	489,731,955	6,442,289	(10.33%)	1.32%	506,555,404	20,419,921	52.48%	4.03%
Total	4,316,411,439	1,367,473,535	(10.70%)	31.68%	4,280,118,169	1,907,263,992	(21.48%)	44.56%	4,015,170,220	2,446,332,749	(33.30%)	60.93%
Total non interest-earning assets
Pesos	1,139,076,367	—	—	—	946,150,878	—	—	—	926,783,938	—	—	—
Foreign currency	539,879,574	—	—	—	664,489,908	—	—	—	1,835,597,163	—	—	—
Total	1,678,955,941	—	—	—	1,610,640,786	—	—	—	2,762,381,101	—	—	—
TOTAL ASSETS
Pesos	4,855,274,332	—	—	—	4,736,537,092	—	—	—	4,435,398,754	—	—	—
Foreign currency	1,140,093,048	—	—	—	1,154,221,863	—	—	—	2,342,152,567	—	—	—
Total	5,995,367,380	—	—	—	5,890,758,955	—	—	—	6,777,551,321	—	—	—
LIABILITIES
Interest-bearing liabilities
Deposits
Non financial Public Sector
Pesos	185,588,769	53,274,156	(14.73%)	28.71%	201,214,691	90,359,449	(25.61%)	44.91%	157,394,436	123,763,940	(42.64%)	78.63%
Foreign currency	18,616,095	27,964	(18.98%)	0.15%	18,859,859	14,823	(11.43%)	0.08%	11,200,321	8,789	46.69%	0.08%
Total	204,204,864	53,302,120	(15.12%)	26.10%	220,074,550	90,374,272	(24.39%)	41.07%	168,594,757	123,772,729	(36.71%)	73.41%
Financial Sector
Non financial Private Sector and Foreign Residents
Pesos	2,009,137,847	490,880,987	(17.56%)	24.43%	2,184,409,982	843,341,868	(28,84%)	38.61%	2,443,542,139	1,458,436,363	(48.72%)	59.69%
Foreign currency	414,462,494	613,844	(18.98%)	0.15%	301,867,456	145,860	(11,46%)	0.05%	472,184,578	134,712	46.62%	0.03%
Total	2,423,600,341	491,494,831	(17.80%)	20.28%	2,486,277,438	843,487,728	(26,73%)	33.93%	2,915,726,717	1,458,571,075	(33.28%)	50.02%
Financing received from the Central Bank of Argentina and other financial entities
Pesos	7,288,716	986,782	(24,78%)	13.54%	10,326,153	4,044,503	(28.55%)	39.17%	5,597,913	8,581,333	(18.66%)	153.30%
Foreign currency	3,323,366	108,357	(16,46%)	3.26%	4,673,195	181,121	(8.07%)	3.88%	16,846,710	667,639	52.38%	3.96%
Total	10,612,082	1,095,139	(22.17%)	10.32%	14,999,348	4,225,624	(22.17%)	28.17%	22,444,623	9,248,972	34.66%	41.21%
Issued Corporate Bonds
Pesos	24,044,233	5,229,373	(19.34%)	21.75%	5,716,632	807,661	(41.41%)	14.13%	5,618,776	1,160,943	(61.25%)	20.66%
Foreign currency	—	—	—	—	5,552,797	112,371	(9.71%)	2.02%	12,222,195	491,233	52.47%	4.02%
Total	24,044,233	5,229,373	(19.34%)	21.75%	11,269,429	920,032	(25.79%)	8.16%	17,840,971	1,652,176	16.66%	9.26%
Subordinated Corporate Bonds
Pesos	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency	282,574,449	19,684,477	(13.46%)	6.97%	224,936,212	14,412,425	(5.83%)	6.41%	214,049,305	14,180,562	56.28%	6.62%
Total	282,574,449	19,684,477	(13.46%)	6.97%	224,936,212	14,412,425	(5.83%)	6.41%	214,049,305	14,180,562	56.28%	6.62%
Repo Transactions	,
Pesos	6,316,359	1,786,840	(15.01%)	28.29%	8,677,857	3,038,227	(30.69%)	35.01%	12,575,215	13,873,646	(32.46%)	110.33%
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—

	2021 (1)				2022 (1)				2023
	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate
	(In thousands of Pesos)
Total	6,316,359	1,786,840	(15.01%)	28.29%	8,677,857	3,038,227	(30.69%)	35.01%	12,575,215	13,873,646	(32.46%)	110.33%
Total interest-bearing liabilities
Pesos	2,232,375,924	552,158,138	(17.37%)	24.73%	2,410,345,315	941,591,708	(28.61%)	39.06%	2,624,728,479	1,605,816,225	(48.24%)	61.18%
Foreign currency	718,976,404	20,434,642	(16.80%)	2.84%	555,889,519	14,866,600	(9.14%)	2.67%	726,503,109	15,482,935	49.69%	2.13%
Total	2,951,352,328	572,592,780	(17.23%)	19.40%	2,966,234,834	956,458,308	(24.96%)	32.24%	3,351,231,588	1,621,299,160	(27.01%)	48.38%
Total non–interest bearing liabilities and shareholders’ equity
Pesos	2,748,243,570	—	—	—	2,693,675,092	—	—	—	3,066,293,304	—	—	—
Foreign currency	295,771,482	—	—	—	230,849,029	—	—	—	360,026,429	—	—	—
Total	3,044,015,052	—	—	—	2,924,524,121	—	—	—	3,426,319,733	—	—	—
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY
Pesos	4,980,619,494	—	—	—	5,104,020,407	—	—	—	5,691,021,783	—	—	—
Foreign currency	1,014,747,886	—	—	—	786,738,548	—	—	—	1,086,529,538	—	—	—
Total	5,995,367,380	—	—	—	5,890,758,955	—	—	—	6,777,551,321	—	—	—

(1)	Figures adjusted for inflation as of December 31, 2023. See “Presentation of certain financial information”.

Changes in interest income and interest expense; volume and rate analysis

The following tables allocate, by currency of denomination, changes in our interest income and interest expense segregated for each major category of interest-earning assets and interest-bearing liabilities into amounts attributable to changes in their average volume and their respective nominal interest rates for fiscal year ended December 31, 2023 compared to the fiscal year ended December 31, 2022 and to the fiscal year ended December 31, 2021, all based on information adjusted for inflation as of December 31, 2023.

	2021 (1)	2022 (1)	2023	December 2022 / December 2021 Increase (Decrease) Due to Changes in			December 2023/ December 2022 Increase (Decrease) Due to Changes in
	Interest Earned / (Paid)	Interest Earned / (Paid)	Interest Earned/ (Paid)	Volume	Rate	Net Change	Volume	Rate	Net Change
ASSETS
Interest-earning assets Cash and Deposits in Banks
Pesos	—	—	—	—	—	—	—	—	—
Foreign currency	79,938	1,246,001	6,847,489	(30,984)	1,197,047	1,166,063	(73,073)	5,674,561	5,601,488
Total	79,938	1,246,001	6,847,489	(30,984)	1,197,047	1,166,063	(73,073)	5,674,561	5,601,488
Loans and other financing Non-financial Public Sector
Pesos	11,013,573	4,714,572	19,130,718	(6,198,214)	(100,787)	(6,299,001)	4,929,266	9,486,880	14,416,146
Foreign currency	—	—	—	—	—	—	—	—	—
Total	11,013,573	4,714,572	19,130,718	(6,198,214)	(100,787)	(6,299,001)	4,929,266	9,486,880	14,416,146
Other Financial Entities
Pesos	4,097,067	1,664,810	3,249,727	(2,563,087)	130,830	(2,432,257)	1,691,787	(106,870)	1,584,917
Foreign currency	3,512	4,064	32,205	132	420	552	87,158	(59,017)	28,141
Total	4,100,579	1,668,874	3,281,932	(2,562,955)	131,250	(2,431,705)	1,778,945	(165,887)	1,613,058
Non-financial Private Sector and Foreign Residents
Pesos	675,154,103	771,548,560	1,107,803,932	(34,439,839)	130,834,296	96,394,457	32,834,877	303,420,495	336,255,372
Foreign currency	5,695,284	3,639,589	4,083,826	(2,242,287)	186,592	(2,055,695)	1,896,043	(1,451,806)	444,237
Total	680,849,387	775,188,149	1,111,887,758	(36,682,126)	131,020,888	94,338,762	34,730,920	301,968,689	336,699,609
Other Debt Securities
Pesos	618,669262	1,081,523,788	1,098,812,149	97,402,079	365,452,447	462,854,526	(324,665,852)	341,954,213	17,288,361
Foreign currency	981,213	1,552,635	9,454,257	942,569	(371,147)	571,422	(210,409)	8,112,031	7,901,622
Total	619,650,475	1,083,076,423	1,108,266,406	98,344,648	365,081,300	463,425,948	(324,876,261)	350,066,244	25,189,983
Repo Transactions
Pesos	51,779,583	41,369,973	196,916,302	(26,527,250)	16,117,640	(10,409,610)	124,167,332	31,378,997	155,546,329
Foreign currency	—	—	2,144	—	—	—	—	2,144	2,144
Total	51,779,583	41,369,973	196,918,446	(26,527,250)	16,117,640	(10,409,610)	124,167,332	31,381,141	155,548,473
Total interest-earning assets
Pesos	1,360,713,588	1,900,821,703	2,425,912,828	27,673,689	512,434,426	540,108,115	(161,042,590)	686,133,715	525,091,125
Foreign currency	6,759,947	6,442,289	20,419,921	(1,330,570)	1,012,912	(317,658)	1,699,719	12,277,913	13,977,632
Total	1,367,473,535	1,907,263,992	2,446,332,749	26,343,119	513,447,338	539,790,457	(159,342,871)	698,411,628	539,068,757
LIABILITIES
Interest-bearing liabilities Deposits Non financial Public Sector
Pesos	53,274,156	90,359,449	123,763,940	4,494,582	32,590,711	37,085,293	(19,673,608)	53,078,099	33,404,491
Foreign currency	27,964	14,823	8,789	326	(13,467)	(13,141)	(5,863)	(171)	(6,034)
Total	53,302,120	90,374,272	123,772,729	4,494,908	32,577,244	37,072,152	(19,679,471)	53,077,928	33,398,457
Non financial Private Sector and Foreign Residents
Pesos	490,880,987	843,341,868	1,458,436,363	42,770,372	309,690,509	352,460,881	100,109,752	514,984,743	615,094,495
Foreign currency	613,844	145,860	134,712	(161,043)	(306,941)	(467,984)	90,232	(101,380)	(11,148)
Total	491,494,831	843,487,728	1,458,571,075	42,609,329	309,383,568	351,992,897	100,199,984	514,883,363	615,083,347
Financing received from the Central Bank of Argentina and other financial entities
Pesos	986,782	4,044,503	8,581,333	411,379	2,646,342	3,057,721	(1,851,800)	6,388,630	4,536,830
Foreign currency	108,357	181,121	667,639	43,989	28,775	72,764	472,531	13,987	486,518
Total	1,095,139	4,225,624	9,248,972	455,368	2,675,117	3,130,485	(1,379,269)	6,402,617	5,023,348
Issued Corporate Bonds
Pesos	5,229,373	807,661	1,160,943	(3,986,006)	(435,706)	(4,421,712)	(13,728)	367,010	353,282
Foreign currency	—	112,371	491,233	—	112,371	112,371	134,517	244,345	378,862
Total	5,229,373	920,032	1,652,176	(3,986,006)	(323,335)	(4,309,341)	120,789	611,355	732,144
Subordinated Corporate Bonds
Pesos	—	—	—	—	—	—	—	—	—
Foreign currency	19,684,477	14,412,425	14,180,562	(4,006,423)	(1,265,629)	(5,272,052)	(691,865)	460,002	(231,863)
Total	19,684,477	14,412,425	14,180,562	(4,006,423)	(1,265,629)	(5,272,052)	(691,865)	460,002	(231,863)
Repo Transactions
Pesos	1,786,840	3,038,227	13,873,646	668,126	583,261	1,251,387	1,364,356	9,471,063	10,835,419
Foreign currency	—	—	—	—	—	—	—	—	—
Total	1,786,840	3,038,227	13,873,646	668,126	583,261	1,251,387	1,364,356	9,471,063	10,835,419
Total interest-bearing liabilities
Pesos	552,158,138	941,591,708	1,605,816,225	44,358,453	345,075,117	389,433,570	79,934,972	584,289,545	664,224,517
Foreign currency	20,434,642	14,866,600	15,482,935	(4,123,151)	(1,444,891)	(5,568,042)	(448)	616,783	616,335
Total	572,592,780	956,458,308	1,621,299,160	40,235,302	343,630,226	383,865,528	79,934,524	584,906,328	664,840,852

(1)	Figures adjusted for inflation as of December 31, 2023. See “Presentation of certain financial information”.

Interest-earning assets: net interest margin and spread

The following table analyzes, by currency of denomination, the levels of our average interest-earning assets and net interest income and illustrates the comparative margins and spreads for each of the years indicated all based on information adjusted for inflation as of December 31, 2023.

	Year Ended December 31,
	2021 (1)	2022 (1)	2023
	(In thousands of Pesos, except percentages)
Average interest-earning assets
Pesos	3,716,197,965	3,790,386,214	3,508,614,816
Foreign currency	600,213,474	489,731,955	506,555,404
Total	4,316,411,439	4,280,118,169	4,015,170,220
Net interest income (2)
Pesos	808,555,450	959,229,995	820,096,603
Foreign currency	(13,674,695)	(8,424,311)	4,936,986
Total	794,880,755	950,805,684	825,033,589
Net interest margin (3)
Pesos	(19.33%)	(35.67%)	(36.66%)
Foreign currency	(20.94%)	(13.02%)	(10.64%)
Weighted average rate	(19.55%)	(33.08%)	(33.38%)
Yield spread real basis (4)
Pesos	7.88%	5.69%	2.55%
Foreign currency	(1.39%)	(1.19%)	2.79%
Weighted average rate	6.53%	3.48%	(6.29%)

(1)	Figures adjusted for inflation as of December 31, 2023. See “Presentation of certain financial information”.
(2)	Defined as interest earned less interest paid.
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

Remaining maturity of government and private securities

We own, manage and trade a portfolio of securities issued by the Argentine and other governments and private issuers. The following table analyzes the remaining maturities of our investment portfolio as of December 31, 2023 in accordance with issuance terms (before allowances). For further information, see “Item 3—Risk Factors—Argentina’s ability to obtain financing from international markets may be limited or costly, which may impair its ability to implement reforms and public policies and foster economic growth”.

	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 year but within 10 years	Maturing after 10 years	Without due date	Total
	Book Value (In thousands of Pesos, except percentages)
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Local
Government securities:
Argentine government discount bonds in dual currency - Maturity: 08-30-2024	821,881,169	—	—	—	—	821,881,169
Argentine government discount bonds in dual currency - Maturity: 04-30-2024	322,820,204	—	—	—	—	322,820,204
Argentine government discount bonds in dual currency - Maturity: 02-28-2024	241,101,548	—	—	—	—	241,101,548
Argentine government Treasury bonds tied to the US dollar - Maturity: 04-30-2024	190,164,513	—	—	—	—	190,164,513
Argentine government discount bonds in dual currency - Maturity: 06-30-2024	102,371,616	—	—	—	—	102,371,616
Neuquén government Treasury bills S01 C01 - Maturity: 04-19-2026	—	9,168,242	—	—	—	9,168,242
Argentine government Treasury bonds in pesos adjusted by CER 4.25% - Maturity: 10-14-2024	5,985,638	—	—	—	—	5,985,638
Autonomous City of Buenos Aires bonds 7.5% - Maturity: 06-01-2027	—	5,238,009	—	—	—	5,238,009
Argentine government US dollar step-up bonds - Maturity: 07-09-2030	95,256	1,524,056	762,028	—	—	2,381,340
Argentine government Treasury bonds in pesos adjusted by CER - Maturity: 11-09-2026	473,017	1,892,064	—	—	—	2,365,081
Others	5,747,494	1,548,103	1,518,332	1,351,787	—	10,165,716
Subtotal local Government securities	1,690,640,455	19,370,474	2,280,360	1,351,787	—	1,713,643,076
Private securities:
Corporate bonds YPF SA C025 - Maturity: 02-13-2026	—	10,228,522	—	—	—	10,228,522
Corporate bonds Pampa Energía SA CL. I - Maturity: 01-24-2027	—	3,491,351	—	—	—	3,491,351
Corporate bonds Genneia SA C031 - Maturity: 09-02-2027	732,566	2,197,695	—	—	—	2,930,261
Corporate bonds Transportadora de Gas del Sur SA C002 - Maturity: 05-02-2025	—	1,983,861	—	—	—	1,983,861
Corporate bonds YPF SA C39 - Maturity: 07-28-2025	—	1,767,458	—	—	—	1,767,458
Corporate bonds Coemission Gemsa and CTR C021 - Maturity: 04-17-2025	—	1,740,002	—	—	—	1,740,002
Corporate bonds Telecom Argentina SA C005 - Maturity: 08-06-2025	747,522	770,174	—	—	—	1,517,696
Corporate bonds YPF SA C002 - Maturity: 07-25-2026	—	1,279,846	—	—	—	1,279,846
Corporate bonds Capex SA C005 - Maturity: 08-25-2028	—	1,169,504	—	—	—	1,169,504
Corporate bonds Telecom Argentina SA C001 - Maturity: 07-18-2026	—	1,065,260	—	—	—	1,065,260
Others	1,343,645	4,273,849	—	—	—	5,617,494

Subtotal local Private securities	2,823,733	29,967,522	—	—	—	32,791,255

US Treasury bills - Maturity: 06-27-2024	3,153,777	—	—	—	—	3,153,777
US Treasury bills - Maturity: 10-31-2024	2,331,621	—	—	—	—	2,331,621
US Treasury bills - Maturity: 08-08-2024	194,108	—	—	—	—	194,108
Subtotal foreign government securities	5,679,506					5,679,506
TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	1,699,143,694	49,337,996	2,280,360	1,351,787	—	1,752,113,837

	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 year but within 10 years	Maturing after 10 years	Without due date	Total
OTHER DEBT SECURITIES
MEASURED AT FAIR VALUE THROUGHT OTHER COMPREHENSIVE INCOME
Local
Government securities:
Argentine government Treasury bonds in pesos adjusted by CER 4.25% - Maturity: 02-14-2025	—	196,595,700	—	—	—	196,595,700
Argentine government Treasury bonds in pesos adjusted by CER 3.75% - Maturity: 04-14-2024	33,259,200	—	—	—	—	33,259,200
Argentine government Treasury bonds in pesos - Maturity: 05-23-2027	1,666,992	5,000,976	—	—	—	6,667,968
Argentine government US dollar step-up bonds - Maturity: 07-09-2030	150,285	2,404,648	1,202,324	—	—	3,757,257
Argentine government Treasury bonds in pesos - Maturity: 08-23-2025	688,320	2,064,960	—	—	—	2,753,280
Argentine government Treasury bonds in pesos BADLAR x 0.7 - Maturity: 11-23-2027	649,497	1,948,494	—	—	—	2,597,991
Argentine government Treasury bonds in pesos adjusted by CER 4.25% - Maturity: 10-14-2024	2,200,700	—	—	—	—	2,200,700
Argentine government US dollar bonds 1% - Maturity: 07-09-2029	—	225,314	56,329	—	—	281,643

Subtotal local Government securities	38,614,994	208,240,092	1,258,653	—	—	248,113,739

Foreign
Government securities:
US Treasury bills - Maturity: 01-18-2024	25,810,639	—	—	—	—	25,810,639
US Treasury bills - Maturity: 01-11-2024	12,111,378	—	—	—	—	12,111,378
US Treasury bills - Maturity: 01-09-2024	5,653,606	—	—	—	—	5,653,606

Subtotal foreign Government securities	43,575,623	—	—	—	—	43,575,623

TOTAL OTHER DEBT SECURITIES MEASURED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	82,190,617	208,240,092	1,258,653	—	—	291,689,362

Weighted average rate (1)	(27.59%)	(22.42%)	35.64%	0.00%

MEASURED AT AMORTIZED COST
Local
Government Securities:
Argentine government Treasury bonds in pesos - Maturity: 08-23-2025	11,238,626	33,715,878	—	—	—	44,954,504
Argentine government Treasury bonds in pesos - Maturity: 05-23-2027	8,643,126	25,929,381	—	—	—	34,572,507
Argentine government Treasury bonds in pesos BADLAR x 0.7 - Maturity: 11-23-2027	3,519,583	10,558,746	—	—	—	14,078,329
Discount bonds in pesos 5.83% - Maturity: 12-31-2033	149,480	597,912	747,390	-	-	1,494,782
Province of Río Negro Treasury bills S03 - Maturity: 06-14-2024	104,561	—	—	—	—	104,561

Subtotal local government securities	23,655,376	70,801,917	747,390	—	—	95,204,683

	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 year but within 10 years	Maturing after 10 years	Without due date	Total
Central Bank of Argentina Bills
BCRA internal bills at benchmark exchange rate, - Maturity: 10-03-2024	10,106,040	—	—	—	—	10,106,040
BCRA internal bills at benchmark exchange rate, - Maturity: 11-18-2024	7,276,350	—	—	—	—	7,276,350
BCRA internal bills at benchmark exchange rate, - Maturity: 10-19-2024	4,042,417	—	—	—	—	4,042,417
BCRA internal bills at benchmark exchange rate, - Maturity: 11-15-2024	3,314,782	—	—	—	—	3,314,782
BCRA internal bills at benchmark exchange rate, - Maturity: 08-06-2024	2,263,753	—	—	—	—	2,263,753
BCRA internal bills at benchmark exchange rate, - Maturity: 08-08-2024	1,940,360	—	—	—	—	1,940,360
BCRA internal bills at benchmark exchange rate, - Maturity: 11-13-2024	1,697,815	—	—	—	—	1,697,815
BCRA internal bills at benchmark exchange rate, - Maturity: 11-20-2024	1,455,270	—	—	—	—	1,455,270
BCRA internal bills at benchmark exchange rate, - Maturity: 10-18-2024	808,483	—	—	—	—	808,483
BCRA internal bills at benchmark exchange rate, - Maturity: 08-03-2024	161,697	—	—	—	—	161,697

	33,066,967	—	—	—	—	33,066,967

Private securities:
Corporate bonds Vista Energy Argentina SAU C20 - Maturity: 07-20-2025	—	2,579,153	—	—	—	2,579,153
Corporate bonds Vista Energy Argentina SAU C13 - Maturity: 08-08-2024	2,379,207	—	—	—	—	2,379,207
Corporate bonds Vista Oil y Gas Argentina SAU C15 -Maturity: 01-20-2025	—	2,194,824	—	—	—	2,194,824
Corporate bonds Volkswagen Financial Services C010 – Maturity: 10-12-2024	1,923,729	—	—	—	—	1,923,729
Corporate bonds MSU SA C06 – Maturity: 11-02-2024	811,502	—	—	—	—	811,502
Fiduciary debt securities Confibono Financial Trust S73 Class A - Maturity: 05-20- 2024	474,426	—	—	—	—	474,426
Corporate bonds SME Liliana SRL Guaranteed S01 – Maturity: 04-18-2025	140,010	280,062	—	—	—	420,072
Fiduciary debt securities Secubono Financial Trust S230 Class A - Maturity: 06-28-2024	77,380	—	—	—	—	77,380
Fiduciary debt securities Moni Mobile Financial Trust S09 Class A - Maturity: 09-16-2024	55,448	—	—	—	—	55,448
Fiduciary debt securities Supercanal II Financial Trust Class A - Maturity: 03-21-2024	24,852	—	—	—	—	24,852
Others	32,893	—	—	—	—	32,893

Subtotal local Private securities	5,919,447	5,054,039	—	—	—	10,973,486

TOTAL OTHER DEBT SECURITIES AT AMORTIZED COST	62,641,790	75,855,956	747,390	—	—	139,245,136

Weighted average rate (1)	52.19%	42.87%	(0.63%)	—

	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 year but within 10 years	Maturing after 10 years	Without due date	Total
EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS
Local
Mercado Abierto Electrónico SA	—	—	—	—	1,669,450	1,669,450
Matba Rofex SA	—	—	—	—	814,957	814,957
C.O.E.L.S.A	—	—	—	—	242,424	242,424
AC Inversora SA	—	—	—	—	39,182	39,182
Sedesa	—	—	—	—	37,638	37,638
Mercado a Término Inversora Rofex SA	—	—	—	—	44,978	44,978
Provincanje SA	—	—	—	—	15,290	15,290
Pampa Energía SA	—	—	—	—	3,166	3,166
Acindar SA	—	—	—	—	1,445	1,445
Argencontrol SA	—	—	—	—	856	856
Others	—	—	—	—	447	447

Subtotal local	—	—	—	—	2,869,833	2,869,833

Foreign
Banco Latinoamericano de Comercio Exterior SA	—	—	—	—	146,084	146,084
Cedear Vista Oil & Gas	—	—	—	—	125,423	125,423
Cedear Pepsico	—	—	—	—	40,694	40,694
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales	—	—	—	—	26,122	26,122
Cedear Thermo Fisher Scientific Inc.	—	—	—	—	5,685	5,685

Subtotal foreign	—	—	—	—	344,008	344,008

TOTAL EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS	—	—	—	—	3,213,841	3,213,841

(1)

The average rates are weighted average of the internal rate of return (IRR) at each drop date of the species of each category. These rates can be obtained from market data (IAMC, MAE, CAFCI, etc.) or, otherwise, from the rate calculated for the accounting accrual.

Loans and other financing portfolio

The following table analyzes our loans and other financing portfolio by type as of December 31, 2021, 2022 and 2023. Due to IFRS 9, as of December 31, 2021, 2022, and 2023, we calculate the allowances included in our financial statements under expected credit losses approach. For further information see note 3 to our audited consolidated financial statements as of December 31, 2023 and 2022.

	As of December 31.
	2021 (1)	2022 (1)	2023
	(in thousands of Pesos)
To the non-financial government sector	14,412,899	6,872,565	4,716,730
To the financial sector (2)	9,183,371	2,912,945	9,976,184
To the non-financial private sector and foreign residents
Overdrafts (3)	141,128,169	141,367,792	266,086,550
Documents (4)	240,587,291	236,401,254	299,615,286
Mortgages loans	133,543,561	73,061,497	59,306,726
Pledged loans (5)	44,440,862	29,024,393	26,653,537
Consumer loans (6)	1,143,912,809	1,019,445,247	706,796,362
Other loans	292,260,824	221,736,511	323,494,635
Accrued Interest, adjustments, foreign exchange and quoted price differences receivables	187,141,858	186,990,221	220,101,440
Other financing	9,783,593	7,956,999	17,037,203
Less: Unearned discounts	(20,692,122)	(27,417,941)	(46,478,000)
Less: Allowances	(58,424,611)	(34,262,639)	(53,648,800)
Total Loans and other financing	2,137,278,504	1,864,088,844	1,833,657,853

(1)	Figures adjusted for inflation as of December 31, 2023. See “Presentation of certain financial and other information.”
(2)	Includes loans to financial institutions, inter-financing (granted call) and other financing to Argentine financial institutions.
(3)	Includes overdraft lines of credit resulting from checking accounts.
(4)	Includes the face values of drafts, promissory notes and other bills transferred to us by endorsement for which the assignor is liable, whenever the latter is part of the non-financial private sector.
(5)	Includes the principal amounts actually lent of automobile and other collateral granted, for which the obligor is part of the non-financial private sector and productive investment loans.
(6)	Includes personal loans, credit card loans and other consumer loans. Overdrafts to individuals are included under “Overdrafts”.

Maturity composition of the loans and other financing portfolio

The following table analyzes our loans and other financing portfolio as of December 31, 2023, by type and by the time remaining to maturity. Loans are stated before deduction of the allowance for loan losses. We expect most loans to be repaid at maturity in cash or through refinancing at market terms.

	Maturing
	Amount as of December 31, 2023	Within 1 Year	After 1 Year but Within 5 Years	After 5 Years but Within 15 Years	After 15 Years
	(in thousands of Pesos, except percentages)
To the non-financial government sector	4,716,730	4,593,286	123,444	0	0
To the financial sector (1)	9,976,184	8,012,092	1,964,092	0	0
To the non-financial private sector and foreign residents	0	0	0	0	0
Overdrafts (2)	287,940,949	287,940,946	3	0	0
Documents (3)	289,904,819	289,901,513	3,306	0	0
Mortgages loans	158,174,032	26,973,981	26,597,015	94,467,802	10,135,234
Pledged loans (4)	28,132,811	10,677,744	17,453,536	1,531	0
Consumer loans (5)	722,996,016	582,812,820	140,109,995	73,201	0
Other loans	368,221,175	275,780,033	85,516,779	6,161,425	762,938
Other financings	17,243,937	12,215,193	5,028,744	0	0
Total Loans and other financing	1,887,306,653	1,498,907,608	276,796,914	100,703,959	10,898,172
Percentage of total loans and other financing portfolio	100%	79%	15%	5%	1%

(1)	Includes loans to financial institutions, interfinancing (granted call) and other financing to Argentine financial institutions.
(2)	Includes overdrafts lines of credit resulting from checking accounts.

(3)	Includes the face value of drafts, promissory notes and other bills transferred to us by endorsement for which the assignor is liable, whenever the latter is part of the non-financial private sector.
(4)	Includes the principal amount actually lent of automobile and other collateral granted, for which the obligor is part of the non-financial private sector and productive investment loans.
(5)	Includes personal loans, credit card loans and other consumer loans. Overdrafts to individuals are included under “Overdrafts”.

Interest rate sensitivity of outstanding loans and other financing

The following table presents the interest rate sensitivity of our outstanding loans and other financing with maturities over one year as of December 31, 2023:

As of December 31, 2023
(in thousands of Pesos)
Loans and other financing with maturities over one year: Variable rate
To the non-financial government sector	123,444
To the financial sector
To the non-financial private sector and foreign residents	146,242,905
Total	146,366,349
Fixed rate
To the non-financial government sector
To the financial sector	1,964,092
To the non-financial private sector and foreign residents	240,068,604
Total	242,032,696
Total Loans and other financing with maturities over one year	388,399,045
Loans and other financing with maturities of less than one year:
To the non-financial government sector	4,593,286
To the financial sector	8,012,092
To the non-financial private sector and foreign residents	1,486,302,230
Total loans and other financing with maturities of less than one year	1,498,907,608

Total Loans and other financing	1,887,306,653

Analysis of the allowance for loan losses and other financing

The allowances for the year 2021, 2022 and 2023 were calculated based on the ECL according to IFRS.

The table below sets forth the activity in the allowances for loan losses for the years ended December 31, 2021, 2022 and 2023:

	Commercial portfolio	Consumer portfolio	Total
	(in thousands of Pesos) (1)
ECL as of January 1, 2021	18,887,197	72,015,951	90,903,148
New assets originated or purchased	24,420,273	26,827,977	51,248,250
Assets derecognized or repaid	(11,559,147)	(25,870,937)	(37,430,084)
Effect of modifications	5,770,536	(16,094,367)	(10,323,831)
Amounts Written Off	(2,765,216)	(3,445,237)	(6,210,453)
Monetary effects	(11,729,090)	(18,033,329)	(29,762,419)
As of December 31, 2021	23,024,553	35,400,058	58,424,611

	Commercial portfolio	Consumer portfolio	Total
	(in thousands of Pesos) (1)
ECL as of January 1, 2022	23,024,553	35,400,058	58,424,611
New assets originated or purchased	4,269,411	18,800,723	23,070,134
Assets derecognized or repaid	(11,261,086)	(7,410,449)	(18,671,535)
Effect of other changes	(1,324,915)	6,331,301	5,006,386
Amounts Written Off	0	(5,528,868)	(5,528,868)
Monetary effects	(8,343,220)	(19,694,869)	(28,038,089)
As of December 31, 2022	6,364,743	27,897,896	34,262,639

	Commercial portfolio	Consumer portfolio	Total
	(in thousands of Pesos)
ECL as of January 1, 2023	6,364,743	27,897,896	34,262,639
New assets originated or purchased	20,540,392	16,491,307	37,031,699
Assets derecognized or repaid	(2,812,951)	(4,077,021)	(6,889,972)
Effect of other changes	10,402,212	24,940,239	35,342,451
Amounts Written Off	(482,865)	(3,368,015)	(3,850,880)
Monetary effects	(10,214,494)	(32,032,643)	(42,247,137)
As of December 31, 2023	23,797,037	29,851,763	53,648,800

(1)	Figures adjusted for inflation as of December 31, 2023. See “Presentation of certain financial and other information.”

Ratio of net charge-off

The following table presents the ratio of net charge-offs to average loans and other financing by category for the fiscal years ended December 31, 2021, 2022 and 2023.

	As of December 31,
	2021	2022	2023
Overdrafts	0.30%	0.05%	0.02%
Documents	0.02%	0.01%	0.00%
Mortgage loans	0.49%	0.26%	0.00%
Pledged loans	0.17%	0.28%	0.02%
Consumer Loans	0.64%	0.84%	0.91%
Other loans	1.40%	0.41%	0.23%
Other financings	0.39%	1.66%	0.85%

Allocation of the allowances for loans and other financing losses

The following table allocates the allowance for loans and other financing losses by each category of financing and sets forth the percentage distribution of the total allowance for each of the fiscal years ended December 31, 2021, 2022 and 2023.

	As of December 31,
	2021 (1)		2022 (1)		2023
	(in thousands of Pesos, except percentages)
Overdrafts	4,297,077	7.35%	1,641,134	4.79%	3,593,010	4.79%
Documents	5,833,033	9.98%	1,758,145	5.13%	3,301,960	5.13%
Mortgage loans	12,120,954	20.75%	3,717,946	10.85%	4,734,888	10.85%
Pledged loans	749,487	1.28%	590,553	1.72%	349,743	1.72%
Consumer Loans	24,845,247	42.53%	21,529,025	62.84%	20,667,081	62.84%
Other loans	10,292,979	17.62%	4,916,373	14.35%	20,785,196	14.35%
Other financings	285,834	0.49%	109,463	0.32%	216,922	0.32%
TOTAL ALLOWANCES	58,424,611	100%	34,262,639	100%	53,648,800	100%

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2023. See “Presentation of certain financial and other information”.

Deposits

The following table sets out the composition of each category of deposits that exceeded 10% of average total deposits in each of the years ended December 31, 2021, 2022 and 2023.

	Year Ended December 31,
	2021 (1)	2022 (1)	2023
	(in thousands of Pesos)
Deposits in Domestic Bank Offices
Non-interest bearing Demand Deposits (2)
Average
Pesos	739,690,428	663,764,820	530,742,181
Foreign currency	23,170,369	12,207,351	13,242,243
Total	762,860,797	675,972,171	543,984,424

Non-interest bearing Other Deposits
Average
Pesos	42,694,643	42,409,916	43,582,216
Foreign currency	141,425,521	133,732,711	219,380,785
Total	184,120,164	176,142,627	262,963,001

Savings Accounts
Average
Pesos	628,982,611	644,770,538	706,624,665
Foreign currency	213,516,957	177,209,771	323,974,473
Total	842,499,568	821,980,309	1,030,599,138

Average real rate
Pesos	(32.12%)	(43.88%)	(62.01%)
Foreign currency	(19.09%)	(11.49%)	46.59%
Total	(28.82%)	(36.90%)	(27.87%)

Time Deposits
Average
Pesos	1,565,744,005	1,740,854,134	1,894,311,910
Foreign currency	219,561,632	143,517,545	157,361,054
Total	1,785,305,637	1,884,371,679	2,051,672,964

Average real rate
Pesos	(11.38%)	(22.90%)	(43.26%)
Foreign currency	(18.87%)	(11.42%)	46.68%
Total	(12,30%)	(22,03%)	(36,36%)

Deposits in Foreign Bank Offices
Non-interest bearing Demand Deposits
Average
Pesos	0	1,255	46
Foreign currency	10,869,032	13,201,361	14,199,066
Total	10,869,032	13,202.616	14,199,112

Non-interest bearing Other Deposits
Average
Pesos	0	0	0
Foreign currency	44,601,432	23,030,694	28,921,966
Total	44,601,432	23,030,694	28,921,966

Savings Accounts
Average
Pesos	0	0	0
Foreign currency	0	0	0
Total	0	0	0

Average real rate
Pesos	0.00%	0.00%	0.00%
Foreign currency	0.00%	0.00%	0.00%
Total	0.00%	0.00%	0.00%

	Year Ended December 31,
	2021 (1)	2022 (1)	2023
	(in thousands of Pesos)
Time Deposits
Average
Pesos	0	0	0
Foreign currency	0	0	2,049,372
Total	0	0	2,049,372

Average real rate
Pesos	0.00%	0.00%	0.00%
Foreign currency	0.00%	0.00%	46.94%
Total	0.00%	0.00%	46.94%

(1)	Figures adjusted for inflation as of December 31, 2023. See “Presentation of certain financial and other information.”
(2)	Non-interest-bearing demand deposits consist of checking accounts.

Deposits by Type of Guarantee

The following table sets forth information regarding deposits by type of guarantee as of December 31, 2021, 2022 and 2023.

	2021 (1)			2022 (1)			2023
				(in thousands of Pesos)
	With	Without		With	Without		With	Without
	guarantee	guarantee	Total	guarantee	guarantee	Total	guarantee	guarantee	Total
Checking accounts	219,064,110	626,076,863	845,140,973	140,937,846	665,561,043	806,498,889	129,139,226	517,011,096	646,150,322
Savings accounts	794,865,848	323,198,510	1,118,064,358	623,568,128	534,878,950	1,158,447,078	559,378,982	835,191,834	1,394,570,816
Time deposits	732,696,782	756,973,212	1,489,669,994	707,188,258	1,146,878,444	1,854,066,702	547,139,450	546,196,267	1,093,335,717
Investment accounts	10,661,605	47,333,008	57,994,613	10,871,904	147,747,364	158,619,268	6,210,172	177,168,018	183,378,190
Other	37,127,030	23,976,472	61,103,502	30,605,399	25,721,930	56,327,329	26,211,643	26,593,922	52,805,565
Total Deposits	1,794,415,375	1,777,558,065	3,571,973,440	1,513,171,535	2,520,787,731	4,033,959,266	1,268,079,473	2,102,161,137	3,370,240,610

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2023. See “Presentation of certain financial and other information”.

All deposits in Pesos and foreign currency placed in participating entities in the form of checking accounts, savings accounts, certificates of deposits or other forms of deposit that the Central Bank may determine from time to time shall be subject to the Deposit Guarantee Insurance System up to the amount of Ps. 1,500,000 as of December 31, 2021and 2022 and of Ps. 6,000,000 as of December 31, 2023, which must meet the requirements provided for in Presidential Decree 540/1995 and other requirements that the regulatory authority may determine from time to time. On the other hand, the Central Bank provided from the exclusion of the guarantee system, among others, of any deposits made by other financial entities, deposits made by persons related to the Bank and securities deposits.

Maturity of Deposits Without Guarantee

The following table sets forth information regarding our deposits without guarantee as of December 31, 2023.

	Total	Within 3 Months	Maturing After 3 but Within 6 Months	After 6, but Within 12 Months	After 12 Months
	(in thousands of Pesos)
Deposits without guarantee
Checking accounts
That exceed the guarantee	216,487,639	216,487,639	0	0	0
Without guarantee	300,523,457	300,523,457	0	0	0
Savings accounts
That exceed the guarantee	298,429,147	298,429,147	0	0	0
Without guarantee	536,762,687	536,762,687	0	0	0
Time deposits
That exceed the guarantee	381,485,918	374,781,446	6,003,540	574,513	126,419
Without guarantee	164,710,349	159,072,201	4,579,818	1,058,330	0
Investment accounts
That exceed the guarantee	2,124,530	883,888	247,502	993,140	0
Without guarantee	175,043,488	109,996,488	28,547,000	36,500,000	0
Other
That exceed the guarantee	16,939,606	16,939,409	0	0	197
Without guarantee	9,654,316	9,654,316	0	0	0
Total Deposits without guarantee	2,102,161,137	2,023,530,678	39,377,860	39,125,983	126,616

Return on equity and assets

The following table presents certain selected financial information and ratios for the years indicated.

	Year Ended December 31,
	2021 (1)	2022 (1)	2023
	(in thousands of Pesos, except percentages)
Net income for the fiscal years	138,749,520	126,972,326	587,675,141
Average total assets	5,995,367,380	5,890,758,955	6,777,551,321
Average shareholders’ equity	1,364,766,092	1,468,037,310	1,783,639,371
Shareholders’ equity at the end of the fiscal year	1,453,642,745	1,595,119,874	2,044,025,050

	Year Ended December 31,
	2021 (1)	2022 (1)	2023
	(in thousands of Pesos, except percentages)
Average shareholders’ equity as a percentage of Average total assets	22.76%	24.92%	26.32%
Net income as a percentage of:
Average total assets	2.31%	2.16%	8.67%
Average shareholders’ equity	10.17%	8.65%	32.95%
Declared nominal dividends (2)	14,187,873	75,040,918	294,130,168
Dividend payout ratio (3)	52.31%	174.33%	50.05%

(1)	Figures adjusted for inflation as of December 31, 2023. See “Presentation of certain financial and other information.”
(2)	Figures not restated.
(3)

Declared nominal dividends stated as percentage of net income calculated under Central Bank Rules. Net income in nominal value calculated under Central Bank Rules as of December 31, 2021, of Ps. 27,123,243 thousand, as of December 31, 2022, of Ps. 43,045,596 thousand and as of December 31, 2023, of Ps. 587,654,845 thousand.

Interest rate sensitivity

The following table shows the interest rate sensitivity of our interest-earning assets and interest-bearing liabilities based on contractual maturities all based on information adjusted for inflation as of December 31, 2023. Variations in interest rate sensitivity may also arise within the repricing periods presented.

	Remaining Maturity at December 31, 2023
	0-1 Year	1-5 Years	5-10 Years	Over 10 years	Without due date	Total
	(in thousands of Pesos)
Interest-earning assets:
Loans and other financing to non-financial Public Sector	4,593,331	122,379	0	0	0	4,715,710
Loans and other financing to non-financial Private Sector and Foreign Residents	1,460,230,319	249,698,392	24,293,505	84,754,852	0	1,818,977,068
Loans and other financing to other Financial Entities	8,015,301	1,949,774	0	0	0	9,965,075
Other Debt Securities (1)	144,832,407	284,096,048	2,006,043	0	0	430,934,498
Repo Transactions	615,582,382	0	0	0	0	615,582,382

Total Interest-Earning Assets	2,233,253,740	535,866,593	26,299,548	84,754,852	0	2,880,174,733
Interest-bearing liabilities:
Non-financial Public Sector deposits	104,069,425	810	0	0	0	104,070,235
Non-financial Private Sector and Foreign Residents deposits	2,399,452,224	193,541	0	0	0	2,399,645,765
Financing received from the Central Bank of Argentina and other financial entities	13,259,075	6,539,936	0	0	0	19,799,011
Issued Corporate Bonds	53,397,914	5,466,099	0	0	0	58,864,013
Subordinated Corporate Bonds	5,723,805	322,503,988	0	0	0	328,227,793
Repo Transactions	23,601,328	0	0	0	0	23,601,328

Total Interest-Bearing Liabilities	2,599,503,771	334,704,374	0	0	0	2,934,208,145

	Remaining Maturity at December 31, 2023
	0-1 Year	1-5 Years	5-10 Years	Over 10 years	Without due date	Total
	(in thousands of Pesos)
Asset (Liability) Gap	(366,250,031)	201,162,219	26,299,548	84,754,852	0	(54,033,412)
Cumulative Asset/Liability Gap	(366,250,031)	(165,087,812)	(138,788,264)	(54,033,412)	(54,033,412)
Cumulative sensitivity gap as a percentage of total interest-earning assets	(12.72%)	(5.73%)	(4.82%)	(1.88%)	(1.88%)
Interest-earning assets in Pesos
Loans and other financing to non-financial Public Sector	4,593,331	122,379	0	0	0	4,715,710
Loans and other financing to non-financial Private Sector and Foreign Residents	1,306,569,406	223,414,409	24,257,051	84,754,852	0	1,638,995,718
Loans and other financing to other Financial Entities	8,015,301	1,949,774	0	0	0	9,965,075
Other Debt Securities (1)	64,848,823	276,692,109	747,390	0	0	342,288,322
Repo Transactions	615,582,382	0	0	0	0	615,582,382

Total Interest-Earning Assets in Pesos	1,999,609,243	502,178,671	25,004,441	84,754,852	0	2,611,547,207
Interest-bearing liabilities in Pesos
Non-financial Public Sector deposits	98,226,701	810	0	0	0	98,227,511
Non-financial Private Sector and Foreign Residents deposits	1,766,150,449	193,100	0	0	0	1,766,343,549
Financing received from the Central Bank of Argentina and other financial entities	3,771,702	653,692	0	0	0	4,425,394
Issued Corporate Bonds	(453,157)	5,466,099	0	0	0	5,012,942
Subordinated Corporate Bonds	0	0	0	0	0	0
Repo Transactions	23,601,328	0	0	0	0	23,601,328

Total Interest-Bearing Liabilities in Pesos	1,891,297,023	6,313,701	0	0	0	1,897,610,724
Asset (Liability) Gap	108,312,220	495,864,970	25,004,441	84,754,852	0	713,936,483
Cumulative Asset/Liability Gap	108,312,220	604,177,190	629,181,631	713,936,483	713,936,483
Cumulative sensitivity gap as a percentage of total interest-earning assets	4.15%	23.13%	24.09%	27.34%	27.34%
Interest-earning assets in foreign currency
Loans and other financing to non-financial Private Sector and Foreign Residents	153,660,913	26,283,983	36,454	0	0	179,981,350
Other Debt Securities (1)	79,983,584	7,403,939	1,258,653	0	0	88,646,176
Total Interest-Earning Assets	233,644,497	33,687,922	1,295,107	0	0	268,627,526
Interest-bearing liabilities in foreign currency
Non-financial Public Sector deposits	5,842,724	0	0	0	0	5,842,724
Non-financial Private Sector and Foreign Residents deposits	633,301,775	441	0	0	0	633,302,216
Financing received from the Central Bank of Argentina and other financial entities	9,487,373	5,886,244	0	0	0	15,373,617
Issued Corporate Bonds	53,851,071	0	0	0	0	53,851,071
Subordinated Corporate Bonds	5,723,805	322,503,988	0	0	0	328,227,793
Repo Transactions	0	0	0	0	0	0
Total Interest-Bearing Liabilities	708,206,748	328,390,673	0	0	0	1,036,597,421
Asset (Liability) Gap	(474,562,251)	(294,702,751)	1,295,107	0	0	(767,969,895)
Cumulative Asset/Liability Gap	(474,562,251)	(769,265,002)	(767,969,895)	(767,969,895)	(767,969,895)
Cumulative sensitivity gap as a percentage of total interest-earning assets	(176.66%)	(286.37%)	(285.89%)	(285.89%)	(285.89%)

(1)	Includes instruments issued by the Central Bank.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Cautionary statement concerning forward- looking statements,” “Risk Factors,” and the matters set forth in this annual report in general.

The following discussion is based on, and should be read in conjunction with, our audited consolidated financial statements and related notes contained elsewhere in this annual report and the other financial information appearing elsewhere in this annual report.

A. Operating results

FINANCIAL PRESENTATION

Our accompanying consolidated financial statements as of December 31, 2023 and 2022 have been prepared in accordance with the IFRS as issued by the IASB.

Additionally, our audited consolidated financial statements as of December 31, 2023 and 2022 and the corresponding figures for previous fiscal years and the financial information included in this annual report for all periods reported have been restated for the changes in the general purchasing power of the functional currency of the Bank as established by IAS 29. As a result, those consolidated financial statements and selected financial information are stated in terms of the measuring unit current at the end of the reporting period (December 31, 2023). Due to the high inflationary level that has prevailed in Argentina in the recent past, our management has analyzed the conditions established by IAS 29 paragraph 3 for an economy to be considered as hyperinflationary. Based on such analysis, our management considers that there is evidence to determinate Argentina’s economy as “hyperinflationary” under IAS 29 for accounting periods ending after July 1, 2018. See “—Risk factors—Risks Relating to Argentina—High inflation levels could have adverse long-term consequences for the Argentine economy” and note 3 “Basis for the preparation of these financial statements and applicable accounting standards” to our audited consolidated financial statements as of December 31, 2023 and 2022. In this regard, according to the official data published by INDEC, the annual consumer price inflation rate was 50.9% in 2021, 94.8% in 2022 and 211.4% in 2023.

MACROECONOMIC ENVIRONMENT

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

In the international markets, low interest rates helped risk appetite to remain high, boosting the quotation of variable-income financial assets, in particular, in developed countries. The Standard & Poor 500 stock index rose by 26.9% in the year, Nasdaq 100 rose by 26.6% whereas the Euro Stoxx 50 and the MSCI Desarrollados compound index recorded a 21% and 16.8% increase, respectively. Conversely, it was a negative year for the emerging markets. The MSCI Asia index (excluding Japan) dropped by 4.9% and the HangSeng index fell by 23,3%. The Shanghai Composite indicator dropped by 5.2% in the year. It was not a favorable year either for the Latin America stock exchanges. The MSCI LATAM fell by 2.5% in 2021. Brazil’s Bovespa index recorded the steepest decline, that is, 11.9%. The CAP index of Colombia decreased by 1.9%, whereas quotations in the stock exchanges of Santiago and Lima recorded marginal increases, 2.9% and 1.3% respectively. There are two exceptions: Mexico, whose Price and Quotations Index grew by 20.9% in the year and the S&P Merval of Argentina, which rose by 12.6% in 2021, measured in US dollars, bringing a halt to three years of negative figures. In turn, in a context of significantly abundant liquidity worldwide, the prices of commodities and cryptocurrencies gained certain importance in 2021, although in the case of cryptocurrencies such importance should be attributed to the increased quoted prices as well as the extreme volatility of the quotation thereof.

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

The activity of small retailers increased by 14.8% in 2021, as reported by the Argentine Chamber of Medium-sized Businesses (Cámara Argentina de la Mediana Empresa). Shopping malls also recorded a two-digit growth rate in their activity whereas sales in supermarkets at constant prices hardly increased by 1%. These figures are in line with the information that consumers’ confidence declined by almost 4% as compared to the end of 2020, despite the economic growth. Likewise, the demand of durables has steadily increased even though, according to the surveys, the personal situation of consumers has worsened, and they have low expectations that the macroeconomic situation may improve as compared to their expectations in December 2020.

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

Developed countries grew 2.4% during the year. The GDP of the Euro zone expanded 3.1%, while the United States grew 1.6% and Japan 1.7%. Emerging economies advanced 4.4%, but China grew only 3.2%, one of the lowest records in the last 30 years. Latin America grew 3.5%, with a better- than-expected performance in Brazil, whose gross domestic product expanded 2.8%.

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

Year 2023

According to IMF estimates, the world economy grew 3 % in 2023, following a 3.5 % expansion in 2022. Headline inflation moderated from 8.7% to 6.9% and is expected to fall further to 5.8% in 2024. In the United States and the Euro zone, the inflation was around 3% (2.9% in Europe and 3.4% in the United States), moving closer to the central banks’ target after two years of above-normal records.

This disinflation without recession was the result of the normalization of international trade after the Covid-19 pandemic, greater stability in commodity prices, and the continuity of the contractionary monetary policy that most central banks undertook in 2022. The sharp rise in interest rates had less impact on activity than expected, but contributed to the failure of four United States banks between March and July, an episode that brought echoes of the 2008 financial crisis, although it was contained through the intervention of the Federal Reserve and the deposit guarantee scheme (FDIC).

2023 was also marked by increasing geopolitical tension. The Russia-Ukraine war entered its second year; the Hamas terrorist attack on Israel in October escalated the conflict in the Middle East; and China raised its militaristic rhetoric regarding Taiwan. Many United States companies are relocating from China to countries such as Mexico, which share low labor costs but are politically aligned with the West, a phenomenon that has been given the name “nearshoring.” These tensions threaten to spill over into the global economy in the form of new disruptions to value chains and inflationary shocks to commodity prices, especially oil. As a consequence of the ongoing conflict between Israel and Hamas, which already involved several jurisdictions (given that Israel has received attacks from Hezbollah cells spread across the region -which in many cases it responded to-), on, April 13, 2024, Iran launched an unprecedented attack on Israel in a new escalation of the violent situation in the Middle East. Iran’s offensive is in retaliation for an Israeli attack on its consulate in Damascus, Syria, which resulted in the death of an Iranian military commander. This attack signals the beginning of an open conflict between two nations, and it cannot be assured that there will be no other countries involved. As of the date of this annual report, the conflict is ongoing, and the potential consequences of a broader regional escalation remain uncertain.

According to NASA, 2023 was the hottest year on record, influenced by the “El Niño” phenomenon. Climate change continues to gain place in the public, political and also business agenda, with the issuance of ESG bonds, or sustainability-related bonds, in the order of U.S.$ 800 billion per year in 2022 and 2023.

Within the developed countries, the United States led in terms of growth with GDP expansion estimated at 2.6% for 2023. The Euro zone grew 0.7%, well below the 3.3% of the previous year, with the impact of the war in Ukraine. Emerging countries grew at a stable rate of 4%. Growth in China accelerated from 3 % to 5%, thanks to the elimination of the strict sanitary controls applied during the pandemic, although the real estate sector is still in crisis and many developers went bankrupt. The Chinese boom was offset by the slowdown in India, which went from growing 7.2% in 2022 to 6.3% in 2023, and in Latin America, which failed to sustain the 4.1% pace of the previous year and grew 2.3% according to International Monetary Fund estimates.

After raising the Fed Funds rate from 0-0.25 % to 4.25-4.5 % in 2022, the Federal Reserve raised it another 100 basis points between January and July 2023 to the 5.25-5.50 % range, maintaining it at that level thereafter. The European Central Bank, which had raised the rate from 0% to 2.5% the previous year, raised it to 4% in September 2023. With inflation falling, policy rate cuts of between 50 and 150 basis points are expected in 2024, although without returning to the near 0% rates of the previous decade.

International stock markets recovered from the sharp declines of the previous year. The S&P 500 index, which had fallen 19 % in 2022, rebounded 24 % in 2023. The Euro Stoxx index was down 12 % and is now up 19%. The yield on 10-year US Treasury bonds showed a lot of volatility, climbing from 3.9% in January to a peak of almost 5% in October, but closed the year at 3.8%. The cryptocurrency Bitcoin, which had lost 64 % of its value in 2022, rebounded 157 % in 2023, ending the year at U.S.$ 42,505.

Unemployment is at historic lows in developed countries: the rate is 3.7% for the United States and 6.4% in the Eurozone. Most forecasts agree that economic growth in 2024 will be similar or slightly lower than in 2023. The battle against inflation is entering its final stage. However, the risk of a new geopolitical shock in 2024, stemming from the aforementioned conflicts in Europe, the Middle East and Asia or from the US presidential elections in November, cannot be minimized.

After growing by almost 5% in 2022, the Argentine economy contracted by 1.6% in 2023, hit hard by the drought in the core region during the first half of the year and the instability associated with the presidential elections in the second half of the year. Agricultural activity plunged by more than 20%, which illustrates the severity of the drought, comparable to those of 2009 or 2018. It also shows the resilience of the other sectors, which grew 0.4 % as a whole despite high inflation, exchange rate volatility and the lack of inputs in many items as a result of import restrictions.

The three-stage presidential election, with primaries on August 13, a first round on October 22 and a second round on November 19, had a profound impact on the economy. The candidate of the ruling party was the former Minister of Economy Sergio Massa. In the second half of the year, the minister and candidate decided to delay the scheduled adjustments in utility tariffs and the official exchange rate, a decision that deepened the fiscal, external and relative price imbalances of the Argentine economy. In turn, the opposition candidate Javier Milei, winner of the primaries and elected president in the second round, made as a campaign proposal the dollarization of the economy and the closing of the central bank, a discourse that exacerbated the exchange rate volatility, although he moderated these proposals in view of the second round.

The Central Bank’s strategy regarding the official exchange rate varied throughout the year. Until the August primaries, the Central Bank increased the official exchange rate at an average rate of 6.6% per month, taking it from $ 177.13 at the end of 2022 to $ 287.29 on August 11, 2023. This devaluation, lower than the accumulated inflation in the period, led to a loss of exchange competitiveness, aggravated by the shortage of foreign currency due to the drought. After the primaries, the Central Bank allowed a discreet 22% jump in the official exchange rate to $ 350 per dollar, fixing this value for three months as an anti-inflationary strategy. However, the devaluation proved insufficient to balance the exchange market and in the last quarter the Central Bank had to strongly restrict foreign trade, so that import payments fell to the lowest levels since the 2020 quarantine. As of November 15, the Central Bank began to raise the official exchange rate at a rate of 4.6% per month. After the change of government, on December 13, the incoming administration raised official exchange rate from $ 366.50 to $ 800.00, a discrete jump of 118%, and announced that from then on it would run at a rate of 2% per month. This decision allowed compressing the gap with the blue chip rate to 20% at the end of December, the lowest level in four years, after having hovered around 113% throughout the year and reached peaks of 181% after the second round.

Year-on-year inflation doubled from 94.8% in 2022 to 211.4% in 2023, with successive accelerations in line with jumps in the official or parallel exchange rates. The monthly rate first climbed from 5.1% in December 2022 to 8.4% in April 2023, driven by a jump in the blue chip rate from $ 368.12 to $ 472.64 in a few weeks and expectations of a further devaluation of the official exchange rate from the drought. However, in June and July the monthly rate moderated to 6% and 6.3%, respectively. The exchange rate jump that followed the defeat of the ruling party in the August primaries accelerated monthly inflation to 12.4%, surpassing the April 2002 record and marking a new maximum since 1991. In September a similar inflation was measured, but the fixing of the official dollar and the freezing of utility and fuel rates managed to lower the monthly record to 8.3% in October. In November it rose again to 12.8% and after the 118% devaluation and the liberalization of several regulated prices, monthly inflation climbed to 25.5% in December 2023. The variation of the core index was even higher, 28.3% monthly, and the price of food and beverages increased 29.7% in the last month of the year.

Despite these difficulties, the Argentine economy grew at an annual rate of 1.4% in the first quarter of 2023. In the second quarter it fell 5 % as a result of the drought: the agricultural component of GDP was 40.1 % below the same period of 2022, while the rest of the economy fell 0.7%. In the third quarter, GDP contracted by 0.8% and in the last quarter it grew by about 1.3%, due to the low base of comparison with the end of 2022, when the drought was already affecting the wheat harvest.

The impact of the drought, caused by the “La Niña” weather phenomenon, reduced the soybean harvest from 43.3 M tons in 2022 to 21 M tons in 2023, corn from 52 M tons to 34 M tons, and wheat from 22.4 M tons in the 2021/22 season to 12.2 M tons in the 2022/23 season. The loss of exports is estimated at U.S.$ 20 MM. The collection of export duties by the national government dropped from 1.8% to 0.6% of GDP, aggravating the fiscal crisis. This drought, among the most severe of the 21st Century, also had ramifications on the transportation and food industries and the regional economies of the core zone.

As a result, exports fell 24.7% in dollar terms and totaled U.S.$ 66.6 billion during the year. At the same time, imports fell 8.9%, totaling U.S.$ 74.2 million. The SIRA system implemented in October 2022, which made import approvals more discretionary, was in place for practically all of 2023. Thanks to the drop in international prices and the completion of the Néstor Kirchner Gas Pipeline, the energy deficit was reduced from U.S.$ 4.4 billion in 2022 to U.S.$ 0.5 billion in 2023.

The Central Bank lost practically half of its gross reserves, from U.S.$ 44.6 billion in December 2022 to U.S.$ 23.1 billion at the end of 2023. Although it agreed with the International Monetary Fund an advance of funds for U.S.$ 7.3 billion in August, net payments to the organization amounted to U.S.$ 0.9 billion. The drought and the government’s policies led to a breach of the fiscal and exchange rate targets agreed in 2022 and, at the end of December, the agreement with the IMF was virtually collapsed while awaiting a negotiation with the new government. Until December, the Central Bank had to sell U.S.$ 1.6 billion in the foreign exchange market and intervened with U.S.$ 9.6 billion in the bond and futures market.

Extractive industries, which include mining and hydrocarbon exploitation, grew around 7.4% in 2023, standing out as the best performing sector based on favorable international prices and both public and private investment. They were followed by hotels and restaurants (+5.8%), which continued to enjoy the post-pandemic boom, and construction (+1.6%). Retail trade managed to grow 1 % for the year despite the deterioration of real wages, while manufacturing industry contracted 0.8%. Transportation and communications (-1.2%) and financial intermediation (-2.3%) were other sectors that lost weight in the economy in 2023.

The drop in the level of activity did not translate into higher unemployment. The unemployment rate fell from 6.3% in the fourth quarter of 2022 to 7.1% in the third quarter of 2023, although it will probably have returned to the 5.7% zone in the last quarter of 2023. Registered private employment grew in monthly terms through September. However, the informality rate rose to 37%, reaching the highest levels since 2007. Growing informalization was one of the main problems in the labor market, together with the fall in real wages. Although the purchasing power of informal workers’ wages fell the most, the purchasing power of dependent workers fell by around 2% according to the SIPA (Sistema Integrado Previsional Argentino) index of the Ministry of Labor.

As regards the fiscal accounts, in the first half of the year the government showed a willingness to reduce public spending by adjusting public service tariffs and reducing spending in real terms on pensions and social programs. Tax policy was erratic: in July the tax base of the PAÍS tax on the purchase of foreign currency was broadened, raising 0.4% of GDP in a few months by charging on freight, imports of services and non-essential goods. But in September a VAT refund program was implemented which lasted until the end of the year and in October Congress raised the minimum non-taxable income tax for individuals from 6 to 15 minimum salaries. The fiscal cost of both measures was 0.3% of GDP for the national government, in addition to taking resources away from the provinces as these are co-participable taxes. In short, and notwithstanding the reduction in inflation-adjusted spending, the 2023 primary deficit closed at around 2.6% of GDP, similar to that of 2022 but with the help of the revenues from the 5G frequencies bidding and the advance payment of taxes to be collected in 2024. After interest payments, the fiscal deficit amounted to 4.7% of GDP.

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

Transactions in the official exchange market faced two very dissimilar scenarios throughout the year. Driven by the good international export prices and the settlement of proceeds thereof through the foreign exchange market, during the first half of 2021, the Central Bank accumulated international reserves in excess of 7,100 million dollars, which were partially sold (2,100 million on net basis) during the last months of the year. Moreover, it received an amount of 4,334 million dollars in the nature of Special Drawing Rights (Derechos Especiales de Giro, “DEG”) from the IMF to which Argentine was entitled as a result of the authorization granted to the Central Bank by the IMF member countries to issue domestic currency on account of the health emergency situation. The cancellation of debt service due to the international organization, payment of some private sector indebtedness and other public sector and market transactions almost totally depleted inflows into reserves during such year, as a result of which the Central Bank could hardly retain 275 million dollars by the end of the year. It is worth mentioning that the Argentine government resolved to postpone the negotiation of a new credit facility program and honor its debts with the international organization that fell due in the last months of the year with the DEGs received from the IMF.

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

Year 2022

After two years in which it kept its monetary policy rate fixed at 38%, throughout 2022 the Central Bank increased the Liquidity Bills rate to 75%, accompanying the increase in inflation and the exchange rate gap. The private Badlar rate rose from 34.1% to 69.4% during the year. In this context, the Central Bank’s interest-bearing liabilities increased from Ps. 4,506 billion to Ps. 9,947 billion. The direct issuance by the Central Bank’s transitory advances or transfer of profits to the Treasury totaled Ps. 620 billion or 0.7% of GDP, considerably less than the 3.7% of 2021. But the Central Bank intervened on several occasions in the secondary market for government securities, buying around Ps. 1,850 billion throughout 2022 and had to use LELIQ and reverse repurchase transactions to sterilize the resulting issuance.

The situation of the Peso bond market was at its most pressing between June and July. Uncertainty over a potential default on CER-adjusted securities caused yields on certain bonds in the secondary market to soar from -8% to +11% in a matter of weeks. Volatility spilled over to stocks and dollar- denominated Treasury bonds and began to improve from August onwards, leading to a year of widespread improvement in dollar-denominated Treasury yields. In fact, the Treasury was able to carry out two asset conversion operations that contributed to clear public debt maturities until the end of the year.

The Merval index expressed in dollars at the CCL exchange rate grew 44% in the year and closed at U.S.$ 673, the highest price since August 2019. Sovereign bonds in dollars fell 19% for the full year, although they rose 34% in the last quarter. The JPMorgan country risk index started the year at 1,703 basis points surpassed 2,800 basis points in July and October, and by the end of December had dropped to 2,196 basis points.

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

Year 2023

The monetary base grew by 85% in 2023 measured end-to-end, i.e. less than half that of prices. This reveals that there was a notable drop in the demand for money. The monetary base went from 5.2 trillion to 9.6 trillion Pesos. Of the 4.4 trillion increase, the main factors were interest payments on Central Bank debt of 16 trillion Pesos and purchases of government securities and exchange rate-adjusted bills issued by the Treasury in both the primary and secondary markets for more than 5 trillion pesos. This was offset by the issuance of debt instruments placed in the banking system for more than 16 trillion pesos. Net purchases of foreign exchange totaled only U.S.$ 480 billion, while the Central Bank assisted the Treasury with $1.7 billion in profit sharing and temporary advances. On the other hand, the National Government deposits at the Central Bank during the year amounted to more than 3 trillion, basically as a result of the securities auctions in December.

The monetary policy rate defined as the yield on Leliqs (28-day bonds) started the year at 75% (TNA) and gradually increased to 133%, implying an effective yield of 254%. With the new government, the definition of the monetary policy rate was changed to the TNA of the 1-day passive bonds. The central bank stopped issuing Leliqs and all the liquidity of the banks was concentrated in passive liabilities. The new rate for deposits became 100% per annum.

At the same time, the Central Bank set a minimum rate for retail fixed term deposits of 110%. This was a big change with respect to the past since the BADLAR rate (sample of fixed term deposits of more than one million pesos) was always below the policy rate. This reduces the incentive for banks to take fixed term deposits and, at the same time, since the interest rate is lower than projected inflation by a wide margin, depositors shifted their deposits to inflation-adjustable fixed term deposits that banks are obliged to take. Simultaneously, the Central Bank extended the minimum term of adjustable deposits to six months and limited them to $ 5 million per customer.

The Central Bank’s liabilities ended the year at 2.4 trillion pesos, an increase of 179 % with respect to the end of 2022. If we take all interest-bearing liabilities including the remainder of Leliqs and exchange rate adjusted instruments, total interest-bearing liabilities reached 2.8 trillion pesos. Taking the last quarter of the year, Central Bank instruments represented 9% of GDP, exactly the same as at the end of 2022. Their relative importance will most likely decline during 2024. At the end of 2023, the Central Bank’s interest-bearing liabilities were equivalent to three monetary bases.

The Argentine financial system had a new fall in terms of GDP as a result of interest rates that at almost no time during the year compensated the loss due to inflation. Total deposits reached 46 trillion Pesos at the end of 2023, of which more than 38 trillion Pesos corresponded to the private sector. This represented 16 and 14% of GDP in the last quarter of the year. At the end of 2022 those numbers were 18.4 and 15.4 % of GDP. In real terms, average private deposits in December 2023 were 30% lower than in December 2022. A good part of this drop occurred in December when the Central Bank decided to reduce interest rates at the same time that the adjustment of some relative prices caused inflation to rise. In the previous months, when it was clear that devaluation was inevitable, the Central Bank authorized exchange rate-adjusted deposits for companies with pending import payments. At the same time, it allowed banks to buy Central Bank securities with the same qualities. Once the devaluation materialized, the market began to get rid of these instruments.

In terms of loans, a similar trend was verified. Loans to the private sector fell from 6.6 % of GDP in the last quarter of 2022 to 5.7 % of GDP in the last quarter of 2023, marking a new decline. In real terms, the private sector reduced its debt with the financial system by 25%, as a consequence of the fall in economic activity, a certain tendency towards self-financing and the acceleration of inflation, which reduced medium and long-term loans in the consumer and corporate segment.

On the other hand, and in view of the minimum interest rates established by the Central Bank for time deposits and the fall in the demand for credit, especially from private sector companies, banks sought to channel their surpluses to debt instruments issued by the Central Bank and/or the Treasury. The former because of the liquidity they provide, as is the case of the Pases and Leliqs, and the latter because it allows them to maintain their purchasing power by adjusting for inflation or the exchange rate, gives them the possibility of acquiring put options on these securities and, thirdly, because part of them could be used to constitute part of the legal reserve. In fact, the banks kept in the Central Bank’s current account about 5% of the deposits. Thus, more than half of the banks’ lending capacity ended up invested in highly liquid public sector instruments.

Selected Financial Data

The following tables present summary historical consolidated financial data for each of the periods indicated. You should read this information in conjunction with our audited consolidated financial statements and related notes included in this annual report.

	As of December 31,
Selected Consolidated Statement of Financial Position Data	2021 (1)	2022(1)	2023
	(in thousands of Pesos)
ASSETS
Cash and Deposits in Banks	1,045,370,900	778,796,544	1,203,105,095
Investments in Debt Securities and Equity Instruments	1,954,250,823	2,955,462,211	2,186,262,176
Derivative Financial Instruments	7,862	133,591	13,143,270
Repo Transactions	190,507,850	192,852,624	615,582,382
Loans and other financing	2,137,278,504	1,864,088,844	1,833,657,853
Other Financial Assets	322,276,917	275,797,559	334,272,473
Current Income Tax Assets	3,296,506	—	877,771
Investment in associates and joint arrangements	2,969,332	3,555,025	1,685,111
Property, Plant and Equipment	320,723,359	317,211,464	356,787,386
Intangible Assets	50,980,447	54,308,754	75,170,628
Deferred Income Tax Assets	289,893	229,096	995,545
Other Non-financial Assets	14,143,646	38,779,189	54,782,584
Non-current assets held for sale	19,663,097	27,579,033	41,888,837
TOTAL ASSETS	6,061,759,136	6,508,793,934	6,718,211,111
Average Assets	5,995,367,380	5,890,758,955	6,777,551,321
LIABILITIES
Deposits	3,571,973,440	4,033,959,266	3,370,240,610
Liabilities at fair value through profit or loss	9,873,835	1,638,088	13,825,475
Derivative Financial Instruments	15,361	7,382	2,837,879
Repo Transactions	—	—	23,601,328
Other Financial Liabilities	408,810,941	420,684,684	374,491,943
Financing received from the Central Bank of Argentina and other financial entities	2,655,245	7,627,436	19,799,011

	As of December 31,
Selected Consolidated Statement of Financial Position Data	2021 (1)	2022(1)	2023
	(in thousands of Pesos)
Corporate Bonds	272,757,944	233,074,276	387,091,806
Current Income Tax Liabilities	2,130,974	33,785,982	213,883,957
Provisions	10,030,478	8,682,459	8,812,936
Deferred Income Tax Liabilities	37,895,695	40,903,089	45,415,891
Other Non-financial Liabilities	291,972,478	133,311,398	214,185,225
TOTAL LIABILITIES	4,608,116,391	4,913,674,060	4,674,186,061
SHAREHOLDERS’ EQUITY
Net Shareholders’ Equity attributable to controlling interest	1,453,412,970	1,594,856,139	2,043,559,163
Net Shareholders’ Equity attributable to non-controlling interests	229,775	263,735	465,887
TOTAL SHAREHOLDERS’ EQUITY	1,453,642,745	1,595,119,874	2,044,025,050
Average Shareholders´Equity	1,364,766,092	1,468,037,310	1,783,639,371

(1)	Figures adjusted for inflation as of December 31, 2023. See “Presentation of certain financial and other information”

	For the year ended December 31,
Selected Consolidated Statement of Income Data	2021 (1)	2022(1)	2023
	(in thousands of Pesos, except for number of shares, net income per share and dividends per share)
Net Interest Income	794,880,755	950,805,684	825,033,589
Net Commissions income	202,926,921	211,722,898	220,768,667
Subtotal (Net Interests income plus Net Commissions income)	997,807,676	1,162,528,582	1,045,802,256
Net gain from measurement of financial instruments at fair value	101,180,879	140,628,194	974,315,271
Profit from sold or derecognized assets at amortized cost	1,480,419	528,229	342,331
Differences in quoted prices of gold and foreign currency	28,192,905	193,924,698	798,217,991
Other operating income	47,519,939	65,948,223	72,887,469
Credit loss expense on financial assets	(15,745,665)	(21,480,302)	(45,968,747)
Net Operating Income before expenses, depreciation and amortization	1,160,436,153	1,542,077,624	2,845,596,571
Total Operating Expenses (2)	(612,321,136)	(644,930,360)	(822,104,673)
Net operating income after expenses, depreciation and amortization	548,115,017	897,147,264	2,023,491,898
Income/(Loss) from associates and joint arrangements	530,759	(353,496)	155,403,295
Loss on net monetary position	(402,701,777)	(712,616,273)	(1,308,898,985)
Income before tax on continuing operations	145,943,999	184,177,495	869,996,208

	For the year ended December 31,
Selected Consolidated Statement of Income Data	2021 (1)	2022(1)	2023
	(in thousands of Pesos, except for number of shares, net income per share and dividends per share)
Income tax on continuing operations	(7,194,479)	(57,205,169)	(282,321,067)
Net Income from continuing operations	138,749,520	126,972,326	587,675,141
Net Income for the fiscal year	138,749,520	126,972,326	587,675,141
Net Income for the fiscal year attributable to controlling interest	138,744,986	126,950,267	587,324,400
Net Income for the fiscal year attributable to non-controlling interest	4,534	22,059	350,741
Other Comprehensive Income	7,428,030	(17,318,905)	40,371,382
Foreign currency translation differences in financial statements conversion	(4,648,591)	(2,238,986)	9,758,855
Profit or losses for financial instruments measured at fair value through other comprehensive income	12,076,621	(15,079,919)	30,612,527
Total Comprehensive Income for the fiscal year	146,177,550	109,653,421	628,046,523
Total Comprehensive Income attributable to controlling interest	146,173,016	109,631,362	627,695,782
Total Comprehensive Income attributable to non-controlling interests	4,534	22,059	350,741
Basic earnings per share (3)	216.99	198.54	918.54
Dividends per share approved by the shareholders’ meeting (4)	22.18	117.36	460	(6)
Dividends per share in U.S.$ approved by the shareholders’ meeting (5)	0.22	0.66	0.57	(6)
Weighted average number of outstanding common shares (in thousands)	639,413	639,413	639,413

(1)	Figures adjusted for inflation as of December 31, 2023. See “Presentation of certain financial and other information”.
(2)	Includes employee benefits, administrative expenses, depreciation and amortization of fixed assets and other operating expenses.
(3)	Net income for the fiscal year attributable to controlling interest divided by weighted average number of outstanding shares.
(4)	Not adjusted for inflation.
(5)	Dividends per share approved by the shareholders’ meeting divided by the exchange rate as of December 31 of each year.
(6)

Pursuant to the provisions of Communique “A” 7984, the financial entities authorized by the BCRA to distribute profits, must do it in 6 monthly equal and consecutive installments. The amount of each dividend instalment shall be paid in constant currency as of each payment date, after re-expression of the relevant payable amount by applying the most recently published rate before the date on which each of the above mentioned instalments is made available according to the payment schedule duly fixed by the Board. Please be advised that for all references contained herein as to re-expressing any amounts in constant currency, the applicable rate shall be the national consumer price index (CPI) published by Instituto Nacional de Estadísticas y Censos (INDEC).

	As of and for the year ended December 31,
	2021	2022	2023
	(in thousands of Pesos)
Selected consolidated ratios:
Profitability and performance
Net interest margin (%) (1)	18.42%	22.20%	20.55%
Fee income ratio (%) (2)	22.01%	19.81%	22.95%
Efficiency ratio (%) (3)	38.21%	28.81%	18.58%
Fee income as a percentage of administrative expense (%)	38.55%	40.38%	24.51%
Return on average equity (%)	10.17%	8.65%	32.95%
Return on average assets (%)	2.31%	2.16%	8.67%
Liquidity
Loans and other financings as a percentage of total deposits (%)	61.47%	47.06%	56.00%
Liquid assets as a percentage of total deposits (%) (4)	90.05%	94.60%	118.00%
Capital
Total equity as a percentage of total assets (%)	23.98%	24.50%	30.42%
Regulatory capital as a percentage of risk-weighted assets (%)	36.06%	39.91%	35.39%
Asset Quality
Non-performing loans and other financings included in Stage 3 as a percentage of total loans and other financings (%) (5)	0.91%	0.82%	1.06%
Allowances for loan losses as a percentage of total loans and other financings	(2.66%)	(1.80%)	(2.84%)
Allowances for credit losses as a percentage of non-performing loans and other financings included in Stage 3 (%) (5)	(291.99%)	(219.52%)	(268.33%)
Operations
Number of branches	466	467	519 (6)
Number of employees	8,005	7,796	9,192 (7)

(1)	Net interest income divided by average interest earning assets.
(2)	Commissions income divided by the sum of net interest income.
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

(4)	Liquid assets include cash, cash collateral, reverse repos, instruments issued by Central Bank, other government securities and interbank loans.
(5)	As of December 31, 2023, 2022 and 2021, non-performing loans are calculated according to our internal credit rating grades disclosed in note 52.1 to our consolidated financial statements.
(6)	Includes 58 branches of Banco BMA
(7)	Includes 1,411 employees of Banco BMA and its subsidiaries

RESULTS OF OPERATIONS FOR YEARS 2023 – 2022

The following discussion of our results of operations is for the Bank as a whole and without reference to any operating segments.

We do not manage our Bank by segments or divisions or by customers, by products and services by regions, or by any other segmentation for purpose of accounting resources or assessing profitability.

As indicated in the “Macroeconomic Environment” section above, for the years 2023 and 2022, as well as in the “Money Market and Argentine Financial System” for the same period, the Argentine economy contracted by approximately 1% in 2023. This contraction was largely due to a severe drought in the core region during the first half of the year, compounded by instability related to the presidential elections in the latter half.

In 2023, within Argentina, banks faced with the Central Bank’s minimum interest rates for time deposits and a decline in credit demand—particularly from private sector companies—sought to allocate their surplus funds to debt instruments issued by the Central Bank and/or the Treasury. They did so first for the liquidity provided by instruments such as Pases and Leliqs, and second to preserve their purchasing power by choosing instruments adjusted for inflation or the exchange rate.

The year was characterized by an increase in nominal rates and a fall in intermediation in real terms, within a framework of a solid and increasingly liquid financial system, with a large participation of the public sector due to the growing increase of securities portfolios in banks’ balance sheets.

Even though our net income totaled Ps.587,675.1 million in 2023, 363% higher than the Ps.126,972.3 million in 2022 but our net interest margin slightly deteriorate to 20.5% in 2023 from 22.2% in 2022. Our return on equity (ROE) and return on assets (ROA) of 32.9% and 8.7% respectively, remained healthy and showed our earnings potential.

As of December 31, 2023, the accumulated efficiency ratio reached 18.6% improving from the 28.8% in 2022, showing the strict cost control policies adopted by us and our higher results registered.

On the loan side, our loans and other financing portfolio to the private sector increased by 7% in average, compared to 2022. The Peso financing portfolio increased 4% and the dollar-financing portfolio grew 52%, in average.

During 2023, we maintained a leading position in terms of personal loans, with 11.6% of market share, also and maintain our market share in credit card products, reaching 8.8%.

In accordance with the internal rating grade, the delinquency rate reached the 1.06% of the total portfolio as of December 31, 2023, slightly deteriorated from last year level (0.82%).

Our coverage ratio reached 268.32% as of December 31, 2023 (considering the internal rating grade), increasing from the 219.52% reached as the end of 2022.

On the funding side, our total deposits increased 9% in average in 2023 compared to 2022. Regarding the composition of deposits, there was an increase in demand deposits and to a lesser extent in time deposits.

We rank third among private entities with the highest volume of deposits and a market share of 5.6% of the financial system as a whole as of December 31, 2023.

It is worth noting that during 2023 and 2022, we invested part of our excess liquidity in government and private securities and in repo transactions, which explain in the variations in such portfolios by 28% (decrease) and 161% (increase) compared to 2022. As of December 31, 2023, the Bank’s liquidity reached Ps. 3,964,164 million, maintaining a 118% of liquidity ratio greater than the one achieved at the end of 2022.

In August 2023, we announced that we had entered into an agreement with Itaú Unibanco Holding S.A., through its affiliates Itaú Unibanco S.A., Banco Itaú BBA S.A., and Itaú Consultoria de Valores Mobiliários e Participaçoes S.A. (collectively, “Itaú”), for a share purchase and sale agreement, by virtue of which, subject to the fulfillment of certain conditions (substantially the approval of the transaction by the Central Bank), we acquired from Itaú the shares representing 100% of the capital stock and votes of Banco Itaú Argentina S.A. and directly 13% of the capital stock and votes of Itaú Asset Management S.A. and Itaú Valores S.A. and indirectly 87% of the capital stock and votes of Itaú Asset Management S.A. and Itaú Valores S.A. On November 2, 2023, the Central Bank’s Board of Directors authorized the aforementioned purchase, which was effective on November 3, 2023.

YEAR ENDED DECEMBER 31, 2023, COMPARED TO YEAR ENDED DECEMBER 31, 2022

Net income

The following table sets forth certain components of our statement of income for the years ended December 31, 2022, and 2023:

INCOME STATEMENT	Year Ended December 31,		Change December 31,

	2022(1)	2023	2023 - 2022
	(in thousands of Pesos, except for number of shares, net income per share and dividends per share)
Interest income	1,907,263,992	2,446,332,749	539,068,757	28%
Interest expense	(956,458,308)	(1,621,299,160)	(664,840,852)	70%
Net interest income	950,805,684	825,033,589	(125,772,095)	(13%)
Commissions income	234,809,397	245,712,549	10,903,152	5%
Commissions expense	(23,086,499)	(24,943,882)	(1,857,383)	8%
Net commissions income	211,722,898	220,768,667	9,045,769	4%
Subtotal (Net interest income + Net commissions income)	1,162,528,582	1,045,802,256	(116,726,326)	(10%)
Net gain from measurement of financial instruments at fair value through profit or loss	140,628,194	974,315,271	833,687,077	593%
Profit from sold or derecognized assets at amortized cost	528,229	342,331	(185,898)	(35%)
Differences in quoted prices of gold and foreign currency	193,924,698	798,217,991	604,293,293	312%
Other operating income	65,948,223	72,887,469	6,939,246	11%
Credit loss expense on financial assets	(21,480,302)	(45,968,747)	(24,488,445)	114%
Net operating income before expenses, depreciation and amortization	1,542,077,624	2,845,596,571	1,303,518,947	85%
Employee benefits	(241,771,572)	(278,509,138)	(36,737,566)	15%
Administrative expenses	(121,933,757)	(164,225,989)	(42,292,232)	35%
Depreciation and amortization of fixed assets	(47,485,393)	(58,098,766)	(10,613,373)	22%
Other operating expenses	(233,739,638)	(321,270,780)	(87,531,142)	37%
Net operating income after expenses, depreciation and amortization	897,147,264	2,023,491,898	1,126,344,634	126%
Income (Loss) from associates and joint arrangements	(353,496)	155,403,295	155,756,791	44,062%
Loss on net monetary position	(712,616,273)	(1,308,898,985)	(596,282,712)	84%
Income before tax on continuing operations	184,177,495	869,996,208	685,818,713	372%
Income tax on continuing operations	(57,205,169)	(282,321,067)	(225,115,898)	394%
Net income from continuing operations	126,972,326	587,675,141	460,702,815	363%
Net income for the fiscal year	126,972,326	587,675,141	460,702,815	363%
Net income for the fiscal year attributable to controlling interests	126,950,267	587,324,400	460,374,133	363%
Net income for the fiscal year attributable to non-controlling interests	22,059	350,741	328,682	1490%

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2023. See “Presentation of certain financial and other information”.

2023 and 2022

Our consolidated net income from continuing operations for fiscal year ended as of December 31, 2023 totaled Ps.587,675.1 million and increased Ps. 460,702.8 million or 363% as compared to fiscal year ended as of December 31, 2022. Results from Banco BMA and its subsidiaries are consolidated since November 2023.

This increase was primarily attributable to:

•	A higher net income from measurement of financial instruments at fair value through profit or loss of Ps.833,687.1 million or 593%.

•	A higher difference in quoted prices of gold and foreign currency of Ps.604,293.3 million or 312%.

•	A higher result from associates and joint ventures of Ps.155,756.8 million.

The aforementioned increases in consolidated net income from continuing operations were partially offset by:

•	A higher loss on net monetary position of Ps. 596,282.7 million or 84%.

•	A higher income tax on continuing operations of Ps. 225,115.9 million or 394%.

•	A less results in net interest income of Ps. 125,772.1 million or 13%.

•	An increase in other operating expenses of Ps. 87,531.1 million or 37%.

•	An increase in employee benefits and administrative expenses of Ps. 79,029.8 million or 22%.

The increase in the net income for the year was the consequence of the increase in net income from measurement of financial instruments at fair value through profit or loss (basically dual bonds) and more gains from difference in quoted prices of gold and foreign currency.

In 2023, there was a higher devaluation that was even deeper in the last two weeks of December (356%) in comparison to 2022 (72.4%). However, we maintain long dollar position, which resulted in a higher gain on exchange rate differences.

Related to Banco BMA and its subsidiaries, as the amount of the net assets acquired exceed the fair value that was paid, we registered a gain generated by acquisition for Ps.156,768.1 million, recorded as Income from associates and joint ventures. The fair value of assets totaled Ps.1,014,427.3 million while liabilities totaled Ps.835,200.2 million and net assets acquired at fair value total Ps.179,227.1 million.

Those increases were partially offset by loss on monetary inflation, which grew approximately by 116.6 percentage points—eroding the results obtained-, and by a high level of income tax.

Moreover, during 2023 the Net interest income decreased 13%, mainly due to the increase in interest expenses was higher than the increase in interest income (considering the minimum interest rates established by the Central Bank for time deposits).

On the other hand, the increase in Income tax was according of the level of our results and was higher than to 2022.

Interest income

The components of our interest income for the years ended December 31, 2023 and 2022 were as follows:

INTEREST INCOME	Year Ended December 31,

	2022 (1)	2023
	(in thousands of Pesos)
Interest on Cash and bank deposits	1,246,001	6,847,489
Interest from government securities	1,082,475,406	1,106,881,315
Interest from debt securities	601,017	1,385,091
Interest on loans and other financing
To the financial sector	1,668,874	3,281,932
To the non-financial public sector	4,714,572	19,130,718
To the non-financial private sector
Interest on overdrafts	79,096,190	174,729,584
Interest on documents	79,667,890	156,844,618
Interest on mortgages loans	117,138,656	145,806,768
Interest on pledged loans	9,268,468	9,907,765
Interest on personal loans	278,318,665	244,302,502
Interest on credit cards	126,764,513	199,061,254
Interest on financial leases	1,073,358	3,444,764
Interest on other	83,860,409	177,790,503
Interest in Repos	—	—
From the Central Bank	39,348,987	196,203,904
Other financial institutions	2,020,986	714,542
Total Interest income	1,907,263,992	2,446,332,749

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2023. See “Presentation of certain financial and other information”.

2023 and 2022

Our interest income increased 28% or Ps. 539,068.8 million as compared to fiscal year ended December 31, 2022, due to higher interest on loans and higher interest on repos.

Interest from government securities and debt securities combined increased 2% or Ps.25,190 million. Interest derived from government securities increased by 2%, or Ps. 24,405.9 million, given the results from LELIQs of the Central Bank.

Interest on repos increased by 376% or Ps. 155,548.5 million as compared to fiscal year ended December 31, 2022, due to an increase of 302% in average volume and an increase of 11 percentage points in nominal average interest rate.

Interest on loans and other financing increased by 45% or Ps.352,552 million, basically due to an increase in average interest rate and an increase in the average volume of loans to the private sector of 7% in fiscal year 2023 compared to 2022. In fiscal year 2023, the interest on loans represented 46% of total interest income, while in fiscal year 2022 it represented 41%.

The average nominal interest rate for private sector loans and other financing increased by 14.3 basis points (from 41.6% in average in 2022 to 55.9% in average in 2023).

Within commercial loans we observed an increase in interest on overdrafts, in interest on documents and in interest on others, of 121% or Ps.95,633.4 million and 97% or Ps.71,176.7 million and 112% or Ps.93,753.3, respectively, in line with the level of economic activity.

Within consumer loans, interest in mortgage loans increased by 24% or Ps.28,668.1 million, on credit cards increased by 57% or Ps.72,296.7 million. Conversely, interest on personal loans decreased 12% or Ps.34,016.2 million.

Interest expenses

The components of our interest expenses for the years ended December 31, 2022 and 2023 were as follows:

INTEREST EXPENSE	Year Ended December 31,

	2022(1)	2023
	(in thousands of Pesos)
From deposits
Interest on checking accounts	48,198,997	111,189,841
Interest on saving accounts	11,858,081	18,119,619
Interest on time deposits and investments accounts	873,804,922	1,453,034,330
Interest other	—	14
Interest on financing received from Central Bank of Argentina and Other financial institutions	1,575,216	2,048,973
For repo transactions
Other financial institutions	3,038,227	13,873,646
Interest on corporate bonds	920,032	1,652,176
Interest on subordinated corporate bonds	14,412,425	14,180,562
Interest on other financial liabilities	2,650,408	7,199,999
Total interest expense	956,458,308	1,621,299,160

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2023. See “Presentation of certain financial and other information”.

2023 and 2022

Interest expense increased by 70% or Ps. 664,840.9 million, compared to 2022, due to higher average volume of time deposits and higher interest paid on such deposits.

Interest on deposits represented 98% of total interest expense and increased by 69% or Ps.648,481.8 million, as compared to fiscal year ended December 31, 2022. Interest on time deposits increased by 66% or Ps.579,229.4 million and interest on demand deposits increased by 115% or Ps.69,252.4 million. The increase in interest on deposits was mainly due to a higher interest rate for private sector deposits (approximately an increase of 16.1 percentage points).

Additionally, during 2023 the average volume of interest-bearing deposits from private sector increased by 17%, the deposits in Pesos increased by 12% and foreign currency deposits increased by 56%.

Interest for repos transactions grew 357% or Ps.10,835.4 million. The volume of this transactions increased by 45% and the interest rate increased 75.32 basis points.

Net gain from measurement of financial instruments at fair value through profit or loss

2023 and 2022

Net gain from measurement of financial instruments at fair value through profit or loss increased by 693% or Ps.833,687.1 million compared to 2022. This increase was due:

i.	Primarily to a higher gain from government securities by Ps.808,752.8 million (basically Argentine government discount bonds in dual currency), and

ii.

Secondary to a higher gain from sales or decreases of financial assets at fair value by Ps.25,358.2 million (net amount of reclassifications to profit of instruments classified at fair value through other comprehensive income that were derecognized or charged during the fiscal year).

Net Commissions income

The following table provides a breakdown of our commissions income by category for the years ended December 31, 2023 and 2022:

NET COMMISSIONS INCOME	Year Ended December 31,

	2022 (1)	2023
	(in thousands of Pesos)
AFIP & Collection services	723,248	488,491
Fees charged on deposit accounts	88,234,379	89,124,216
Mutual funds & securities fees	3,934,683	8,041,734
ATM transactions fees	1,616,545	14,759,083
ANSES fees	247,570	118,918
Insurance fees	13,160,484	12,210,984
Corporate services fees	31,756,294	36,208,665
Financial agent fees (Provinces)	12,962,938	12,777,906
Debit card fees	14,816,488	13,654,063
Credit card fees	43,757,429	51,455,424
Credit related fees	5,599,339	6,873,065
Total commissions income	234,809,397	245,712,549
Total commissions expense	(23,086,499)	(24,943,882)
Net commissions income	211,722,898	220,768,667

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2023. See “Presentation of certain financial and other information”.

2023 and 2022

Net commission income increased 4%, or Ps. 9,045.8 million in 2023, due to an increase in total commissions income by 5% and an increase in total commissions expense by 8%.

Total commissions income increased by 5% or Ps. 10,903.2 million in 2023 compared to fiscal year ended December 31, 2022, primarily due to a 18% or Ps.7,698 increase in fees charged on Credit cards, a 14% or Ps.4,452.4 million increase in Corporate service fees and a 104% or Ps.4,107.1 million increase in fees charged on mutual funds and securities fees. Partially offset by a decrease in ATM transaction fees of 25% or Ps.4,857.5 million. The increase in commissions reflects a slight improvement in economic activity compared to the previous year.

Total commissions expense increased by 8% or Ps.1,857.4 million compared to fiscal year ended December 31, 2022, due to an 95% or Ps.740.1 million increase in commissions related to trading and foreign exchange transactions and an increase in checkbooks commissions and clearing houses by 13% or Ps.556.4 million.

Other Operating Income

The components of our other operating income for the years ended December 31, 2022 and 2023 were as follows:

OTHER OPERATING INCOME	Year ended December 31,

	2022 (1)	2023
Credit and debit cards	5,642,849	9,017,147
Lease of safe deposit boxes	6,673,888	6,926,569
Other service related fees	17,608,821	23,406,413
Other adjustments and interest from other receivables	12,638,867	18,399,842
Sale of property, plant and equipment	109,690	165,369
Others	23,274,108	14,972,129
Other Operating Income	65,948,223	72,887,469

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2023. See “Presentation of certain financial and other information”.

2023 and 2022

In fiscal year 2023 other operating income totaled Ps.72,887.5 million and increased 11% or Ps.6,939.3 million compared to 2022. The increase was attributable to: a) Other service related fees: a 33% or Ps.5,797.6 million increase in Other service related fees, b) Other adjustment and interests from other receivables: a 46% or Ps.5,761 million increase in other adjustment and interests from other receivable and c) Credit and debit cards: a 60% or Ps.3,374.3 million increase in fees from credit and debit cards.

The increase was partially offset by decrease in Others: 36% or Ps.8,302 million decrease in Others.

Differences in quoted prices in gold and foreign currency

The components of our difference in quoted prices of gold and foreign currency for the years ended December 31, 2022 and 2023 were as follows:

DIFFERENCE IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY	Year ended December 31,

	2022 (1)	2023
Difference in quoted prices of gold and foreign currency:
Translation of FX assets and liabilities to Pesos	190,210,057	795,283,241
Income from foreign currency exchange	3,714,641	2,934,750

Differences in quoted prices of gold and foreign currency	193,924,698	798,217,991

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2023. See “Presentation of certain financial and other information”.

2023 and 2022

In fiscal year ended December 31, 2023, the differences in quoted prices of gold and foreign currency totaled Ps. 798,218 million representing a 312% or Ps. 604,293.3 million increase compared to 2022. This increase was a result of an increase in Translation of FX assets and liabilities to Pesos by 318% or Ps.605,073.2 million (mainly from government securities). Our average net foreign exchange position increased by around 141%, and the year-over-year change in the exchange rate increased and generated gains in revaluation results with respect to the previous year (the exchange rate (Ps. Per dollar) increased by 72.4% in 2022 and by 356% in 2023).

Credit loss expense on financial assets

Credit loss expense on financial assets increased 114% or Ps. 24,488.4 million compared to 2022, totaling Ps. 45,968.747 million in 2023. On the one hand, there was a slight deterioration in the quality of the portfolio compared to 2022.

On the other hand, (as explain in Note 52.1.4 “Additional Forward-looking allowances based on expert credit judgment” of our consolidated financial statements as of December 31, 2023) the Bank resolved to carry out an adjustment with a prospective vision as a consequence of estimating an incremental effect in the forecasts determined by ECL for the purposes of covering a scenario of uncertainty regarding the impacts that could originate from the change in the economic policy regime, the implementation of a program to adjust macroeconomic imbalances and an inflation stabilization plan. As of December 31, 2023, said adjustment was estimated at 10,978.1 million, and as of December 31, 2022, it was 5,720,6 million, as explained in the section “Adjustment for uncertainty about conditions of accessing loans to MIPYMES and Federal Government Securities” of the aforementioned Note.

Employee benefits and administrative expenses

The components of our employee benefits and administrative expenses for the years ended December 31, 2022 and 2023 were as follows:

EMPLOYEE BENEFITS AND ADMINISTRATIVE EXPENSES	Year ended December 31,

	2022 (1)	2023
	(in thousands of Pesos)
Employee benefits	241,771,572	278,509,138
Remunerations	166,849,835	188,854,414
Social Security Contributions taxes	41,170,900	47,630,616
Compensation and bonuses to employees	25,271,715	33,353,002
Employee services	8,479,122	8,671,106
Administrative Expenses	121,933,757	164,225,989
Taxes	19,979,498	26,941,364
Maintenance, conservation, and repair expenses	19,420,752	21,441,643
Fees to directors and syndics	6,150,654	26,925,241
Security services	11,715,106	11,899,472
Electricity and communications	10,789,374	10,395,529
Other fees	11,766,928	16,572,872
Leases	540,357	470,912
Advertising and publicity	7,395,622	9,292,109
Representation, travel, and transportation expenses	2,127,956	2,829,322
Stationery and office supplies	846,370	1,069,576
Insurance	1,285,097	1,177,393
Hired administrative services	830,539	3,025,778
Other	29,085,504	32,184,778
Total Employee benefits and Administrative Expenses	363,705,329	442,735,127

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2023. See “Presentation of certain financial and other information”.

2023 and 2022

Employee benefits and administrative expenses increased by 22%, or Ps.79,029.8 million in 2023.

Employee benefits increased 15% or Ps.36,737.6 million, due to an increase in remunerations by 13% or Ps.22,004.6 million, compensation and bonuses by 32% or Ps.8,081.3 million and social security contributions of 16% or Ps.6,459.7 million.

Administrative expenses increased 35% or Ps.42.292,2 million from the previous year. Within administrative expenses, charges in taxes increased by 35% or Ps.6,961.9 million, fees to directors and syndics increased by 338% or Ps.20,774.6 million, other fees increased 41% or Ps.4,806 million and Other increased 11% or Ps.3,099.3 million.

Other operating expenses

The components of our other operating expenses for the years ended December 31, 2022 and 2023 were as follows:

OTHER OPERATING EXPENSES	Year ended December 31,

	2022 (1)	2023
	(in thousands of Pesos)
Turnover tax	128,711,123	190,149,358
Charges for other provisions	7,625,876	8,790,103
Deposit guarantee fund contributions	5,957,321	5,707,873
Donations	1,308,743	1,262,484
Insurance claims	1,357,839	2,570,038
Initial loan recognition	1,760,369	14,838,959
Punitive interests and other Central Bank’s penalties	1,239	11,568
Other	87,017,128	97,940,397
Other Operating Expenses	233,739,638	321,270,780

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31. 2023. See “Presentation of certain financial and other information”.

2023 and 2022

Other operating expenses increased by 37% or Ps. 87,531.1 million, mainly due to an increase in turnover tax by 48% or Ps. 61,438.2 million, an increase in initial loans recognition by 743% or Ps. 13,078.6 million and an increase in Other by 13% or Ps. 10,923.3 million.

Loss on net monetary position

2023 and 2022

Loss on net monetary position in fiscal year 2023 was 84% or Ps.596,282.7 million higher than that recorded in 2022, moving from Ps.712,616.3 million in 2022 to Ps. 1,308,899 million in 2023, as a consequence of the increase of the inflation rate around 116.6 basis points, moving from 94.8% for 2022 to 211.4% for 2023. Moreover, the monetary assets grew approximately by 109% and monetary liabilities increased approximately by 86%, generating a higher revaluation in both items.

It is worth noting that monetary assets generate losses for inflation exposure and monetary liabilities generate gains. The net monetary position is the difference between losses and gains.

Income tax

2023 and 2022

Income tax increased by 394% or Ps. 225,115.9 million in fiscal year 2023 and the effective income tax rate was 31.1% for 2022 and 32.5% for 2023.

For more information, please see Note 29 “Income Tax” of our audited consolidated financial statements as of December 31, 2023 and 2022.

This table shows the reconciliation between income tax and the amounts obtained by applying the current tax rate in Argentina to the income carrying amount:

Composition	Year ended December 31,

	2022	2023
	(in Pesos)
Income carrying amount before income tax	184,177,495	869,996,208
Applicable income tax rate	35%	35%
Income tax on income carrying amount	64,462,123	304,498,673
Net permanent differences and other tax effects including the fiscal inflation adjustment	(7,256,954)	(22,177,606)
Total income tax	57,205,169	282,321,067

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31. 2023. See “Presentation of certain financial and other information”.

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

Even though our net income totaled Ps. 126,972.3 million in 2022, 8% lower than the Ps. 138,749.5 million in 2021 but our net interest margin improved to 22.2% in 2022 from 18.4% in 2021. The Bank´s ROE and ROA of 8.7%and 2.2% respectively, remained healthy and showed the Bank’s earnings´

potential.

As of December 31, 2022, the accumulated efficiency ratio reached 28.8% improving from the 38.2% in 2021, showing the strict cost control policies adopted by the Bank.

On the loan side, our loans and other financing portfolio to the private sector decreased by 13%, compared to 2021. The Peso financing portfolio decreased 14% or Ps. 278,498.1 million and the dollar financing portfolio declined 30% or U.S.$ 88 million.

During 2022, we maintained a leading position in terms of personal loans, with 12.8% of market share. In 2022 we improved our market share in credit card products, reaching 8.8%.

Our coverage ratio reached 219.52% as of December 31, 2022 (considering the internal rating grade), decreasing from the 291.98% reached as of the end of 2021. In 2022, the agreement with the IMF was reached and approved by the Argentine Congress, so we began to reverse the additional ECL accounting for Ps. 12,047.1 million as of December 31, 2021, and now there is no additional provision for this item. Therefore, our management decided to record an additional allowance for Ps. 5,720.6 million as of December 31, 2022 that represents the estimation of the impact that it would have on the ECL for companies (MIPYMES´s) if there is a negative change in the interest rate policy and certain uncertainty mainly related to our long-term holdings of Federal Government instruments.

Although there was an improvement in the quality of the portfolio with respect to the previous year, the reverse of the adjustment in the allowances recorded in the previous year had an impact on the drop in the coverage ratio.

In accordance with the internal rating grade, the delinquency rate reached the 0.82% of the total portfolio as of December 31, 2022, slightly improving from last year level (0.91%) due to the economic reactivation during 2022. This behavior occurred in a context of negative real interest rates and a rising inflation scenario, which favored the repayment of obligations, improving payment conditions for both individuals and companies.

On the funding side, our total deposits increased 13% in 2022 compared to 2021. Regarding the composition of deposits, there was an increase in time deposits and to a lesser extent in demand deposits.

We rank third among private entities with the highest volume of deposits and a market share of 5.7% of the financial system as a whole as of December 31, 2022.

It is worth noting that during 2022 and 2021, we invested part of our excess liquidity in government and private securities, which explain the increase in such portfolio by 51% compared to 2021. As of December 31, 2022, the Bank’s liquidity reached Ps. 3,816,135.6 million, maintaining a 94.6% of liquidity ratio greater than the one achieved at the end of 2021.

YEAR ENDED DECEMBER 31, 2022 COMPARED TO YEAR ENDED DECEMBER 31, 2021

Net income

The following table sets forth certain components of our statement of income for the years ended December 31, 2021 and 2022:

INCOME STATEMENT	Year Ended December 31,		Change December 31,

	2021 (1)	2022 (1)	2022 - 2021
	(in thousands of Pesos, except for number of shares, net income per share and dividends per share)
Interest Income	1,367,473,535	1,907,263,992	539,790,457	39%
Interest Expense	(572,592,780)	(956,458,308)	(383,865,528)	67%
Net Interest Income	794,880,755	950,805,684	155,924,929	20%
Commissions income	224,345,705	234,809,397	10,463,692	5%
Commissions expense	(21,418,784)	(23,086,499)	(1,667,715)	8%
Net commissions income	202,926,921	211,722,898	8,795,977	4%
Subtotal (Net Interest Income + Net Commissions Income)	997,807,676	1,162,528,582	164,720,906	17%
Net gain from measurement of financial instruments at fair value through profit or loss	101,180,879	140,628,194	39,447,315	39%
Profit from sold or derecognized assets at amortized cost	1,480,419	528,229	(952,190)	(64%)
Differences in quoted prices of gold and foreign currency	28,192,905	193,924,698	165,731,793	588%
Other operating income	47,519,939	65,948,223	18,428,284	39%
Credit loss expense on financial assets	(15,745,665)	(21,480,302)	(5,734,637)	36%
Net operating income before expenses, depreciation and amortization	1,160,436,153	1,542,077,624	381,641,471	33%
Employee benefits	(239,493,427)	(241,771,572)	(2,278,145)	1%
Administrative expenses	(121,877,712)	(121,933,757)	(56,045)	0%
Depreciation and amortization of fixed assets	(43,224,593)	(47,485,393)	(4,260,800)	10%
Other operating expenses	(207,725,404)	(233,739,638)	(26,014,234)	13%
Net operating income after expenses, depreciation and amortization	548,115,017	897,147,264	349,032,247	64%
Income/(Loss) from associates and joint arrangements	530,759	(353,496)	(884,255)	(167%)
Loss on net monetary position	(402,701,777)	(712,616,273)	(309,914,496)	77%
Income before tax on continuing operations	145,943,999	184,177,495	38,233,496	26%
Income tax on continuing operations	(7,194,479)	(57,205,169)	(50,010,690)	695%
Net income from continuing operations	138,749,520	126,972,326	(11,777,194)	(8%)
Net income for the fiscal year	138,749,520	126,972,326	(11,777,194)	(8%)
Net income for the fiscal year attributable to controlling interest	138,744,986	126,950,267	(11,794,719)	(9%)
Net income for the fiscal year attributable to non-controlling interest	4,534	22,059	17,525	386%

(1)	Figures adjusted for inflation as of December 31, 2023. See “Presentation of certain financial and other information”

2022 and 2021

Our consolidated net income from continuing operations for fiscal year ended as of December 31, 2022 decreased Ps. 11,777.2 million or 8% as compared to fiscal year ended as of December 31, 2021. This decrease was primarily attributable to:

•	A higher loss on net monetary position of Ps. 309,914.5 million or 77%.

•	A higher income tax on continuing operations of Ps. 50,010.7 million or 695%.

•	An increase in other operating expenses of Ps. 26,014.2 million or 13%.

The aforementioned decreases in consolidated net income from continuing operations were partially offset by:

•	An increase in net interest income of Ps. 155,924.9 million or 20%.

•	A higher difference in quoted prices of gold and foreign currency of Ps. 165,731.8 million or 588%.

•	A higher net gain from measurement of financial instruments at fair value through profit or loss of Ps. 39,447.3 million or 39%.

•	An increase in other operating income of Ps. 18,428.3 million or 39%.

•	An increase in net commission income of Ps. 8,796 million or 4%.

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

Interest income

The components of our interest income for the years ended December 31, 2022 and 2021 were as follows:

INTEREST INCOME	Year Ended December 31,

	2021 (1)	2022 (1)
	(in thousands of Pesos)
Interest on Cash and bank deposits	79,938	1,246,001
Interest from government securities	617,813,239	1,082,475,406
Interest from debt securities	1,837,236	601,017
Interest on loans and other financing
To the financial sector	4,100,579	1,668,874
To the non-financial public sector	11,013,573	4,714,572
To the non-financial private sector
Interest on overdrafts	48,966,016	79,096,190
Interest on documents	56,858,979	79,667,890
Interest on mortgages loans	92,705,372	117,138,656
Interest on pledged loans	6,450,988	9,268,468
Interest on personal loans	292,010,854	278,318,665
Interest on credit cards	89,353,520	126,764,513
Interest on financial leases	511,104	1,073,358
Interest on other	93,992,554	83,860,409
From the Central Bank	51,460,032	39,348,987
Other financial institutions	319,551	2,020,986
Total Interest income	1,367,473,535	1,907,263,992

(1)	Figures adjusted for inflation as of December 31, 2023. See “Presentation of certain financial and other information”.

2022 and 2021

Our interest income increased 39% or Ps. 539,790.5 million as compared to fiscal year ended December 31, 2021, due to higher interest income from government securities and higher interest on loans.

Interest from government securities and debt securities combined increased 75% or Ps. 463,425.9 million. Interest derived from government securities increased by 75%, or Ps. 464,662.2 million, given the higher gain from LELIQs of the Central Bank for Ps. 445,135.4 million, due to a higher volume on these instruments (the average placements in instruments issued by the Central Bank increased approximately 37% in 2022) and the higher nominal interest rates of these instruments (increased on average 24.9 percentage points in such year, from 37.5% in 2021 to 62.4% in 2022). On the other hand, we had gains from bonds and notes adjusted by CER for Ps. 104,162.7 million and loss from other bonds (adjusted by BADLAR and others) for Ps. 52,720.1 million. Since 2020 we have been investing the excess of liquidity in others government securities adjusted by Badlar, by CER or Dual bonds.

Interest on repos decreased 20% or Ps. 10,409.6 million as compared to fiscal year ended December 31, 2021, due to a decrease of 51% in average volume partially compensated by an increase of 23.1 percentage points in nominal average interest rate.

Interest on loans and other financing increased 12% or Ps. 85,608.1 million, basically due to an increase in average interest rate. This increase was partially offset by 8% drop in the average volume of loans to the private sector in fiscal year 2022 compared to 2021, given the level of economic activity observed in Argentina and deepened by the consequences of the slowly recovery from COVID 19 pandemic. In fiscal year 2022, the interest on loans represented 41% of total interest income, while in fiscal year 2021 it represented 51%.

The average nominal interest rate for private sector loans and other financing increased by 7.9 percentage points (from 33.7% in average in 2021 to 41.6% in average in 2022).

Within commercial loans we observed an increase in interest on overdrafts and in interest on documents, 62% or Ps. 30,130.2 million and 40% or Ps 22,808.9 million respectively, in line with the level of economic activity. This increase was partially offset by others (mostly loans to SMEs, as part of the relief package given the Covid-19 pandemic) which declined by 11 % or Ps. 10,132.1 million. Within consumer loans, interest in mortgage loans increased by 26% or Ps, 24,433.3 million, on credit cards by 42% or Ps. 37,411 million and interest on pledge loans by 44% or Ps. 2,817.5 million (mortgages and pledge were in line with CER adjustment). Conversely, interest on personal loans decreased 5% or Ps. 13,962.2 million.

Interest expenses

The components of our interest expenses for the years ended December 31, 2021 and 2022 were as follows:

INTEREST EXPENSE	Year Ended December 31,

	2021 (1)	2022 (1)
	(in thousands of Pesos)
From deposits
Interest on checking accounts	7,984,396	48,198,997
Interest on saving accounts	7,502,306	11,858,081
Interest on time deposits and investments accounts	529,310,249	873,804,922
Interest on financing received from Central Bank of Argentina and other financial institutions	948,439	1,575,216
For repo transactions
Other financial institutions	1,786,840	3,038,227
Interest on corporate bonds	5,229,373	920,032
Interest on subordinated corporate bonds	19,684,477	14,412,425
Interest on other financial liabilities	146,700	2,650,408
Total interest expense	572,592,780	956,458,308

(1)	Figures adjusted for inflation as of December 31, 2023. See “Presentation of certain financial and other information”.

2022 and 2021

Interest expense increased 67% or Ps. 383,865.5 million as compared to 2021, due to higher average volume of time deposits and higher interest paid on such deposits.

Interest on deposits represented 98% of total interest expense and increased 71% or Ps. 389,065.1 million, as compared to fiscal year ended December 31, 2021. Interest on time deposits increased 65% or Ps. 344,494.7 million and interest on demand deposits increased 288% or Ps. 44,570.4 million. The increase in interest on deposits was mainly due to a higher interest rate for private sector deposits (approximately an increase of 13.7 percentage points). Additionally, during 2022 the average volume of interest-bearing deposits from private sector increased 3%, the deposits in Pesos increased 9% and foreign currency deposits decreased 27%.

The increase in interest on deposits was offset by a 27% or Ps. 5,272.1 million decrease in interest on subordinated bonds and an 82% or Ps. 4,309.3 million decrease in interest on corporate bonds.

Net gain from measurement of financial instruments at fair value through profit or loss

2022 and 2021

Net gain from measurement of financial instruments at fair value through profit or loss increased 39% or Ps. 39,447.3 million compared to 2021, primarily due to higher gains from private securities by 715% or Ps. 53,920.5 million (corporate bonds) and higher gains from investment in equity instruments at fair value through profit or loss by 434% or Ps. 27,321.0 million (mainly PRISMA S.A. Ps. 21,487.1 million).

Both concepts were offset by a decrease of 44% or Ps. 45,478.3 million in government securities, mainly due to a decrease in CER adjusted bonds issued by the National Government and Letters of National Government adjusted by CER to discount.

Net Commissions income

The following table provides a breakdown of our commissions income by category for the years ended December 31, 2021 and 2022:

NET COMMISSIONS INCOME	Year Ended December 31,

	2021 (1)	2022 (1)
	(in thousands of Pesos)
AFIP & Collection services	964,800	723,248
Fees charged on deposit accounts	86,187,168	88,234,379
Mutual funds & securities fees	4,600,113	3,934,683
ATM transactions fees	20,964,352	19,616,545
ANSES fees	318,407	247,570
Insurance fees	13,860,073	13,160,484
Corporate services fees	25,034,905	31,756,294
Financial agent fees (Provinces)	12,518,102	12,962,938
Debit card fees	14,622,846	14,816,488
Credit card fees	39,957,443	43,757,429
Credit related fees	5,317,496	5,599,339
Total commissions income	224,345,705	234,809,397
Total commissions expense	(21,418,784)	(23,086,499)
Net commissions income	202,926,921	211,722,898

(1)	Figures adjusted for inflation as of December 31, 2023. See “Presentation of certain financial and other information”.

2022 and 2021

Net commission income increased 4%, or Ps. 8,796 million in 2022, due to an increase in total commissions income by 5% and an increase in total commissions expense by 8%.

Total commissions income increased by 5% or Ps. 10,463.7 million in 2022 compared to fiscal year ended December 31, 2021, primarily due to a 27% or Ps. 6,721.4 million increase in corporate service fees, a 10% or Ps. 3,800 million increase in fees charged on Credit cards and a to 2% or Ps. 2,047.2 million increase in fees charges on deposits accounts, partially offset by a decrease in ATM transaction of by 6% or Ps. 1,347.8 million and a decrease in insurance fees of 5% or Ps. 699.6 million. The increase in commissions reflects a slight improvement in economic activity compared to the previous year.

Total commissions expense increased by 8% or Ps. 1,667.7 million compared to fiscal year ended December 31, 2021, due to an 8% or Ps. 1,130.7 million increase in commissions paid for ATM exchange and increase in checkbooks commissions and clearing houses by 13% or Ps. 479.3 million.

Other Operating Income

The components of our other operating income for the years ended December 31, 2021 and 2022 were as follows:

OTHER OPERATING INCOME	Year Ended December 31,

	2021 (1)	2022 (1)
	(in thousands of Pesos)
Credit and debit cards	2,344,916	5,642,849
Lease of safe deposit boxes	7,101,177	6,673,888
Other service related fees	16,614,137	17,608,821
Sale of real estate and other non-financial assets	237,032	—
Other adjustments and interest from other receivables	8,907,746	12,638,867
Sale of property, plant and equipment	28,533	109,690
Others	12,286,398	23,274,108
Other Operating Income	47,519,939	65,948,223

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2023. See “Presentation of certain financial and other information”.

2022 and 2021

In fiscal year 2022 other operating income totaled Ps. 65,948.2 million and increased 39% or Ps. 18,428.3 million compared to 2021. The increase due to:

a)

Others: 89% or Ps. 10,987.7 million increase in others, due to a difference in quoted prices in gold and foreign currency from loans granted, the sale of PRISMA of Ps. 3,363.2 million and an increase in reversed provisions of Ps. 7,713.6 million (partially connecting with debt cancelation from specific corporate client).

b)

Other adjustment and interests from other receivables: 42% or Ps. 3,731.1 million increase in other adjustment and interests from other receivable, due to higher yields from Fintech’s risk fund of Ps. 3,353.9 million and higher results from credit card guarantee funds of Ps. 2,142.5 million.

c)	Credit and debit cards: 141% or Ps. 3,297.9 million increase in other fees from credit and debit cards

Differences in quoted prices in gold and foreign currency

The components of our difference in quoted prices of gold and foreign currency for the years ended December 31, 2021, and 2022 were as follows:

	Year Ended December 31,

	2021 (1)	2022 (1)
	(in thousands of Pesos)
Differences in quoted prices of gold and foreign currency:
Translation of FX assets and liabilities to Pesos	24,863,783	190,210,057
Income from foreign currency exchange	3,329,122	3,714,641
Differences in quoted prices of gold and foreign currency	28,192,905	193,924,698

(1)	Figures adjusted for inflation as of December 31, 2023. See “Presentation of certain financial and other information”.

2022 and 2021

In fiscal year ended December 31, 2022, the differences in quoted prices of gold and foreign currency totaled Ps. 193,924.7 million representing a 588% or Ps. 165,731.8 million increase compared to 2021. This increase was a result of: (i) an increase in income from foreign currency exchange of 12% or Ps. 385.5 million (mainly from government securities) and, (ii) an increase in translation of FX assets and liabilities to Pesos, by 665% or Ps. 165,346.3 million respectively. Our average net foreign exchange position increased around 193% (due to the contraction of dollar deposits), the year- over-year change in the exchange rate increased and generated gains in revaluation results with respect to the previous year (the exchange rate (Ps. per dollar) increased by 22.1% in 2021 and by 72.4% in 2022).

Credit loss expense on financial assets

2022 and 2021 Credit loss expense on financial assets increased 36% or Ps. 5,734.6 million compared to 2021, totaling Ps. 21,480.3 million in 2022. It is important to remember that during 2021 the Central Bank established a gradual transition in the debtors classification for clients who chose to postpone the payment of installments (measures adopted by the Central Bank of Argentina in the pandemic context Covid19). However, during all 2022 the entity must classify their debtor according to the general debtor classification.

At the end of the year 2021, we decided to record an additional adjustment, based on expert credit judgment and on a prospective basis after estimating an incremental effect on ECL allowances in order to cover an uncertain macroeconomic scenario due to the lack of an agreement between the national government and the IMF to restructure the debt for an amount of Ps. 12,047.1 million. When the agreement with the IMF was reached and approved by the Argentine Congress we began to reverse the additional ECL. As of December 31, 2022, the circumstances that generated the additional adjustment ceased to exist, therefore no other adjustment was recorded for this concept.

As of December 31, 2022, the ECL were calculated with adjusted parameters considering a reduction in the default rates of MIPYMES that is explained by the application of subsidized interest rates through financing programs to MIPYMES, which benefits the commercial portfolio enabling them to access to loans with negative interest rates, in a growing inflationary context. Our management considers that there is uncertainty about the conditions of the interest rate policy and the access to loans from the portfolio that was able to reduce its default rates. It is also understood that there are elements to doubt if these conditions will prevail in the future. In addition, our management has considered the macroeconomic environment of Argentina, including the actions performed by the Federal Government to manage its debt instruments and certain uncertainty mainly related to our long-term holdings of Federal Government instruments.Therefore, we decided to record an additional allowance for Ps. 5,720.6 million that represents (i) the difference between the ECL amount generated by the application of the adjustment for MIPYMES´s portfolio and the estimation of the impact that it would have on the ECL for companies if there is a negative change in the interest rate policy for an amount of Ps. 4,714.7 million and (ii) the management estimation related to certain Federal Government securities for an amount of Ps. 1,005.8 million.

Employee benefits and administrative expenses

The components of our employee benefits and administrative expenses for the years ended December 31, 2021 and 2022 were as follows:

EMPLOYEE BENEFITS AND ADMINISTRATIVE EXPENSES	Year ended December 31,

	2021 (1)	2022 (1)
	(in thousands of Pesos)
Employee benefits	239,493,427	241,771,572
Remunerations	169,979,792	166,849,835
Social Security Contributions taxes	39,220,338	41,170,900
Compensation and bonuses to employees	23,703,343	25,271,715
Employee services	6,589,954	8,479,122
Administrative Expenses	121,877,712	121,933,757
Taxes	17,764,631	19,979,498
Maintenance, conservation, and repair expenses	20,123,079	19,420,752
Fees to directors and syndics	4,740,930	6,150,654
Security services	12,370,028	11,715,106
Electricity and communications	12,329,521	10,789,374
Other fees	10,331,148	11,766,928
Leases	707,770	540,357
Advertising and publicity	5,293,379	7,395,622
Representation, travel, and transportation expenses	1,463,854	2,127,956
Stationery and office supplies	764,777	846,370
Insurance	1,647,887	1,285,097
Hired administrative services	756,692	830,539
Other	33,584,016	29,085,504
Total Employee benefits and Administrative Expenses	361,371,139	363,705,329

(1)	Figures adjusted for inflation as of December 31. 2023. See “Presentation of certain financial and other information”.

2022 and 2021

Employee benefits and administrative expenses increased by 1%, or Ps. 2,334.2 million, in 2022.

Employee benefits increased 1% or Ps. 2,278.1 million, due to an increase in Social security contributions taxes by 5% or Ps. 1,950.6 million, compensation and bonuses by 7% or Ps. 1,568.4 million and employee services by 29% or Ps. 1,889.2 million, partially offset by a decrease in remunerations by 2% or Ps. 3,130million, showing the strict cost control policies adopted by the Bank.

Administrative expenses were almost unchanged from the previous year, increasing only Ps. 56 million. Within administrative expenses, fees in taxes increased by 12% or Ps. 2,214.9 million, fees to directors and syndic by 30% or Ps. 1,409.7 million, advertising and publicity fees increased 40% or Ps. 2,102.2 million and other fees increased 14% or Ps. 1,435.8 million. These increase in administrative expenses were partially compensated by a decrease in electricity and communications and in others, by 12% or Ps. 1,540.1 million and 13% or Ps. 4,498.5 million respectively.

Other operating expenses

The components of our other operating expenses for the years ended December 31, 2021, and 2022 were as follows:

OTHER OPERATING EXPENSES	Year ended December 31,

	2021 (1)	2022 (1)
	(in thousands of Pesos)
Turnover tax	109,594,057	128,711,123
Charges for other provisions	9,886,274	7,625,876
Deposit guarantee fund contributions	6,318,981	5,957,321
Donations	179,039	1,308,743
Insurance claims	543,355	1,357,839
Initial loan recognition	6,078,773	1,760,369
Punitive interests and other Central Bank’s penalties	630	1,239
Other	75,124,295	87,017,128
Other Operating Expenses	207,725,404	233,739,638

(1)	Figures adjusted for inflation as of December 31. 2023. See “Presentation of certain financial and other information”.

2022 and 2021

Other operating expenses increased 13% or Ps. 26,014.2 million, mainly due to an increase in turnover tax by 17% or Ps. 19,117.1 million and an increase in other which increased 16% or Ps. 11,892.8 million and was offset by a decrease in initial loan recognition by 71% or Ps. 4,318.4 million. The increase in other is mainly related to an increase in life insurance of the remain of different kinds of loans by Ps. 4,593.3 million and higher cost from brands like MasterCard and Visa by Ps. 11,170.2 million.

Loss on net monetary position

2022 and 2021

Loss on net monetary position in fiscal year 2022 was 77% or Ps. 309,914.5 million higher than that recorded in 2021, moving from Ps. 402,701.8 million in 2021 to Ps. 712,616.3 million in 2022, as a consequence of the increase of inflation rate around 44 percentage points, moving from 50.94% for 2021 to 94.79% for 2022. Moreover, the monetary assets grew approximately Ps. 2,164 million and monetary liabilities decreased Ps. 1,784 million, generating a higher revaluation loss.

It is worth noting that monetary assets generate losses for inflation exposure and monetary liabilities generate gains. The net monetary position is the difference between losses and gains.

Income tax

2022 and 2021

Income tax increased 695% or Ps. 50,010.7 million in fiscal year 2022 and the effective income tax rate was 4.9% for 2021 and 31.1% for 2022.

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

This table shows the reconciliation between income tax and the amounts obtained by applying the current tax rate in Argentina to the income carrying amount:

	2021(1)	2022 (1)
	(in thousands of Pesos)
Income carrying amount before income tax	145,943,999	184,177,495
Applicable income tax rate	35%	35%

Income tax on income carrying amount	51,080,400	64,462,123

Net permanent differences and other tax effects including the fiscal inflation adjustment	(43,885,921)	(7,256,954)

Total income tax	7,194,479	57,205,169

(1)

Figures adjusted for inflation as of December 31, 2023. See “Presentation of certain financial and other information”. In fiscal year 2022 the effective tax rate was affected by the implications of inflation adjustments on accounting and tax balances and the determination of income tax due and deferred income tax. For more information, please see Note 29 “Income Tax” to our audited consolidated financial statements as of December 31, 2022 and 2021.

B. Liquidity and Capital Resources

Our main source of liquidity consists of deposits, which totaled Ps. 3,370,240.6 million as of December 31, 2023, Ps. 4,033,959.3 million as of December 31, 2022, and Ps. 3,571,973.4 million as of December 31, 2021 .These deposits include deposits generated by our branch network, from institutional, very large corporate clients and from provincial governments for whom we act as financial agent. We consider the deposits generated by our branch network and the provincial deposits to be stable.

Approximately 6% of our total deposits as of December 31, 2023, were derived from the non-financial public sector, in particular as a consequence of our role as financial agent of four provinces. This is an important source of low-cost funding.

Total deposits, which decrease in real values 16.5% in 2023 compared to 2022, represented 72% of our total liabilities as of December 31, 2023. Deposits were used primarily to finance the growth in credit made available to the private sector and the balance was invested in liquid assets. This approach has enabled us to maintain a high liquidity to deposits ratio while we await a return to stronger demand for private sector loans.

As of December 31, 2023, we had liquid assets up to Ps. 3,964,164 million, primarily comprised of cash and due from banks (Ps. 1,203,105 million) and other public securities (Ps. 2,077,027 million). During 2023, the liquidity ratio reached a level of 118% as of December 31, 2023. Our liquidity ratio exceeds the aggregate liquidity ratio of the Argentine financial system as a whole, which it reached 89% at the end of 2023.

With respect to the marketable debt securities issued, during the last three years we cancelled the Class B Notes due May 8, 2022 with an outstanding nominal amount of Ps. 2,889.2 million (amount not restated) and the Class C Notes due April 9, 2021 with an outstanding nominal amount of Ps. 2,413 million (amount not restated). On the other hand, Class E and F Notes were issued.

Banco Macro S.A.

•

Class A Subordinated Notes issued on November 4, 2016 for a face amount of U.S.$ 400,000,000 at a fixed rate of 6.643% nominal annual rate, with full repayment at maturity on November 4, 2026. Interest is payable semiannually in arrears.

•

Class E Unsecured Notes issued on May 2, 2022 for a face amount of U.S.$ 17,000,000 at a fixed rate of 1.45% nominal annual rate, with full repayment at maturity on May 2, 2024. Interest is payable quarterly in arrears.

•

Class F Unsecured Notes issued on October 31, 2023 for a face amount of U.S.$ 53,000,000 at a fixed rate of 5.00% nominal annual rate, with full repayment at maturity on October 31, 2024. Interest is payable semiannually in arrears.

Banco BMA S.A.U.

•

Non-subordinated corporate bonds Series XXXII issued on March 14, 2022 for a face amount of Ps. 1,000,000,000 at a fixed rate of 2.78% plus UVA adjustment, fully amortizable upon maturity August 18, 2025. Interest is paid quarterly, in arrears.

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

We believe that we have adequate working capital to meet our current and reasonably foreseeable needs. As of December 31, 2023, we had excess regulatory capital of Ps. 1,349,335 million. Our excess capital is aimed at supporting growth, and consequently, a higher leverage of our balance sheet.

The following table represents our contractual obligations and commercial commitments, excluding undrawn commitments of credit cards and checking accounts, as of December 31, 2023:

	Maturing
		(In thousands of Pesos)
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Contractual Obligations
Financing received from the Central Bank of Argentina and other financial entities	19,799,011	13,259,075	6,446,702	93,234	—
Issued Corporate Bonds	58,864,013	53,397,914	5,466,099	—	—
Subordinates Corporate Bonds	328,227,793	5,723,805	322,503,988	—	—
Other Financial Liabilities	365,103,153	362,944,057	1,276,504	882,592	—
Operating Leases	9,388,790	3,533,047	3,423,616	1,528,081	904,046
Total Contractual Obligations	781,382,760	438,857,898	339,116,909	2,503,907	904,046
Commercial Commitments
Lines of Credit	5,103,283	5,103,283	—	—	—
Guarantees	185,041,419	121,175,865	61,923,774	1,719,967	221,813
Standby Letters of Credit	71,589,683	71,158,983	294,158	136,542	—
Total Commercial Commitments	261,734,385	197,438,131	62,217,932	1,856,509	221,813

For additional information, please see the tables with the maturity of the contractual future cash flows of the financial liabilities, including interest and charges to be accrued until maturity of the contracts, in note 52.2 to our audited consolidated financial statements as of December 31, 2023, and 2022.

For further information regarding liquidity and capital resources please see note 48 “Corporate Bonds Issuance”. Regarding management and administration guidelines in relation to liquidity risk please see note 52 “Capital Management, Corporate Governance Transparency and Risk Management”. Regarding our restricted assets and trust agreements please see notes 44 “Restricted assets” and 45 “Trust activities” to our audited consolidated financial statements as of December 31, 2023, and 2022.

Minimum capital requirements

Our excess capital (representing the amount in excess of minimum reserve requirements of the Central Bank) is as set forth in nominal value in the following table:

	As of December 31,
	2021 (1)	2022 (1)	2023 (1)
	(in thousands of Pesos, except ratios and percentages)
Calculation of excess capital:
Allocated to assets at risk	36,726,108	60,581,111	250,774,061
Market risk	3,585,146	11,708,822	38,334,772
Operational risk	17,437,654	32,771,047	114,387,855
Required minimum capital under Central Bank Rules	57,748,908	105,060,980	403,496,688

Ordinary capital Level 1 (Con1)	233,700,159	500,503,912	1,745,360,317
Deductible concepts COn1	(14,585,034)	(27,620,076)	(121,538,185)
Additional capital level 1 (CAn1)	—	—	14,565
Capital Level 2 (COn2)	36,400,671	42,446,596	128,995,282

Total regulatory capital under Central Bank Rules	255,515,796	515,330,432	1,752,831,979
Excess capital	197,766,888	410,269,452	1,349,335,291

(1)	These amounts are not adjusted for inflation.

As of December 31, 2023, we had no material commitments for capital expenditures. We believe that our capital resources are sufficient for our present capital requirements on an individual and a consolidated basis.

Funding

Our principal source of funding is mainly deposits from individuals and corporate clients located in Argentina. Deposits include checking accounts, savings accounts and time deposits. The following table sets forth our sources of funding as of December 31, 2021, 2022 and 2023.

	As of December 31,
	2021 (1)	2022(1)	2023
	(in thousands of Pesos)
Deposits
From the non-financial government sector	342,138,226	342,399,722	187,100,670
From the financial sector	5,830,593	5,148,961	20,185,431
From the non-financial private sector and foreign residents
Checking accounts	611,869,261	495,523,560	509,621,461
Savings accounts	1,123,703,812	1,307,102,600	1,430,030,343
Time deposits	1,393,083,473	1,771,977,942	1,048,237,134
Investment accounts (2)	41,221,092	63,790,115	125,215,026
Other (3)	54,126,983	48,016,366	49,850,545
Financing received from the Central Bank of Argentina and other financial entities
Central Bank	130,766	144,673	86,198
Banks and international institutions	1,678,355	7,466,423	15,373,605
Financing received from Argentine financial entities	846,124	16,340	4,339,208
Other Financial Liabilities	408,810,941	420,684,684	374,491,943
Issued Corporate Bonds	18,142,278	8,456,451	58,864,013
Subordinated Corporate Bonds	254,615,666	224,617,825	328,227,793
Shareholders’ equity	1,453,642,745	1,595,119,874	2,044,025,050
Total funding	5,709,840,315	6,290,465,536	6,195,648,420

(1)	Figures adjusted for inflation as of December 31, 2023. See “Presentation of certain financial and other information.”
(2)	Time deposit payable at the option of the depositor.
(3)	Includes, among others, expired time deposits and judicial deposits.

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

On June 16, 2021, through Decree 387/2021, was issued the Law 27630 which established, for fiscal years beginning on January 1, 2021, included, a progressive tax rates scheme of 25%, 30% and 35% which will be applied, on a progressively basis, to the taxable accumulated net profit at the end of each the fiscal year. Significant matters related to the tax reform are discussed in Notes 3.14) and 29 to our audited consolidated financial statements as of December 31, 2023 and 2022.

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

There were no unrecognized tax benefits as of December 31, 2023, and 2022.

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

At level 3, we mainly hold Equity instruments at fair value through profit or loss, provisional debt securities of financial trusts and corporate bonds (see Note 13 to our audited consolidated financial statements).

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

Considering that the measurement of ECL is based not only on relevant information about past events, including historical experience, and current conditions, but also on reasonable and supportable forecasts that affect the collectability of the reported amount, our management developed assumptions and estimations for its calculation. For further detail regarding our impairment method and its quantitative impact, see also Note 3.2.4. and Note 52.1 to our audited consolidated financial statements as of December 31, 2023 and 2022.

Business combinations

Business combinations are accounted for using the acquisition method when we take effective control of the acquired company. We recognize in our financial statements the acquired identifiable assets, the assumed liabilities, any non-controlling interest and goodwill according to IFRS 3, if any. The acquisition cost is measured as the aggregate of the transferred consideration, measured at fair value on that date, and the amount of any non-controlling interest in the acquiree. Goodwill is measured at cost, as excess of the transferred consideration regarding our acquired identifiable assets and net assumed liabilities. If the fair value of the net assets acquired is higher than the consideration paid, we reassess whether we have properly identified all the assets acquired and all the liabilities assumed and review the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of the net assets acquired in comparison to the consideration paid, then the gain is recognized in the consolidated statement of income. As described in Note 14.2, of the consolidated financial statements as of December 31, 2023 and 2022, we completed the acquisition of Banco BMA SAU (formerly known as Banco Itaú Argentina SA), BMA Asset Management SA (formerly known Itaú Asset Management SA) and BMA Valores SA (formerly known as Itaú Valores SA) during the year ended December 31, 2023 for a total aggregated purchase consideration of U$S 50,000 thousand plus an additional amount resulting from the adjustment of the result obtained by acquired entities between April 1, 2023 and the closing date established in the purchase contract.

The business combination was accounted for using the “acquisition method” set forth in IFRS 3. As a result of the application of such method, we consider that the consideration transferred is lower than the fair value of the assets acquired, and liabilities assumed at the acquisition date. We reassessed whether it has properly identified all the assets acquired and all the liabilities assumed and reviewed the procedures used to measure the amounts to be recognized at the acquisition date. After the reassessment there was still an excess of the fair value of the net assets acquired in comparison to the consideration paid. Therefore, we recognized a gain from bargain purchase amounting to Ps. 156,768 million in the consolidated statement of income for the year ended December 31, 2023.

C. Research and Development

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

D. Trend Information

We believe that the macroeconomic environment and the following trends in the Argentine financial system and in our business have affected and will, for the foreseeable future, continue to affect our results of operations and profitability. Our continued success and ability to provide value to our shareholders will depend, among other factors, upon the economic growth of the Argentine economy and the related growth of the private sector lending. For information regarding the macroeconomic environment see Item 5.A. “Operating Results”.

Principal Trends Related to Argentina

2024 began1 with a sincere adjustment of numerous economic variables likely to generate high inflation and some damage to the level of activity. In addition to the devaluation on December 13, 2023, it is expected that there will be adjustments in transportation, electricity, gas, prepaid medicine and other regulated prices that had been lagging behind those of non-regulated goods and services. Initial data at the beginning of 2024 already indicated a contraction in demand across many sectors. Market expectations surveyed by the Central Bank indicate that inflation in 2024 would be similar to that of 2023, around 210%, which implies high monthly inflation rates at the beginning of 2024 and a gradual decrease in the following months.

According to the Central Bank’s survey, it is expected that during 2024 the activity level will contract by 3.5%. This decline would occur despite the recovery of the agricultural activity which, at least in terms of gross harvest, is expected to be very robust. In addition, this scenario suggests that goods producers could have a better year than the service sectors, such that the downturn will have a bigger impact on the large urban centers.

In addition, the government has reached an agreement with the International Monetary Fund to recover the previously agreed program with new targets adjusted to the current economic conditions and the economic policy of the new administration. The economic agents’ and the general population’s expectations will generally be focused on the performance of the stabilization plan. Its success will be reflected in the recovery of international reserves and the fulfillment of the fiscal plan, which by the end of 2024 is expected to result in a primary surplus of two points of GDP. The proposal announced by the government is to improve the fiscal situation by 5 points of GDP with tax increases (profits, imports, exports by two points) and a reduction in expenditures by three points. In order to achieve this, it will be essential for the government to obtain parliamentary approval of its initiatives, particularly the tax measures contained in the bill sent to Congress at the end of 2023 and any additional measures it must promote in order to achieve that goal.

Moreover, government announcements include a list of public companies that may be privatized, a series of deregulation and bureaucratization measures and other structural reforms aimed at reducing production costs, especially tax and labor costs for companies, thereby improving formal employment and workers’ purchasing power, and lowering transaction costs for consumers. Not all stakeholders support these initiatives, so that the management of consensus to approve and implement them implies that the economic and political situation during the first months of 2024 have been very dynamic and challenging for the government.

Principal Trends Related to Argentine Financial System

When evaluating the potential vulnerabilities of the financial system along with its strengths, during 2023 there were no significant changes with respect to 2022, with an increase in coverage levels being a notable development. It is expected that, should an adverse scenario materialize, it is anticipated that a systemic response will be sustained, characterized by a high degree of resilience.

At the same time, the level of irregularity in the loan portfolio and other financing to the private sector reached 3.7%, a 0.5% increase compared to the previous year. The potential materialization of certain risk factors mentioned in this annual report could impact the payment capacity of debtors, generating a certain degree of stress on the aggregate balance sheet of the financial system. However, in general terms, financial institutions maintain comfortable and growing levels of provisions and capital to face possible stress situations.

The performance of financial intermediation activity continues to be a potential source of vulnerability for financial institutions. In this context, during 2023, the Central Bank’s credit policy focused on supporting the neediest sectors, by promoting financing on affordable terms for SMEs through the SME Productive Investment Financing Line (“LFIP”). Looking ahead to 2024, there is room for intermediation activity with the private sector to regain momentum, based on higher levels of savings in local currency, especially due to the dynamism of traditional time deposits and the elimination of certain regulations (minimum rate for time deposits) by the Central Bank.

A possible scenario of greater volatility in the financial markets or an economic performance below expectations could generate changes in the level or composition of deposits and present challenges for the financial system. To mitigate these possible effects, the group of entities maintains ample liquidity coverage.

At the end of 2023, the aggregate financial system continued to show high and growing liquidity levels. The sector’s broad liquid assets accounted for 88.6% of deposits in December, 4.5% higher than the previous month’s figure and 14.2% higher in the year-on-year comparison.

The Argentine financial system continues to show a significant degree of soundness, backed by high levels of solvency, liquidity and coverage margins, which would allow it to act resiliently in the event of a possible stress situation that may arise from the materialization of the identified risk factors.

During 2023, the sector’s aggregate solvency indicators continued to be high and on an uptrend. The financial entities collectively integrated capital for the equivalent of 32.4% of risk-weighted assets at the end of 2023, a 2.6% increase from 2022. As of December 31, 2023, the capital position of the financial system totaled 302.7% of the requirement (28.9% above the previous year).

The financial system closed 2023 with total comprehensive income in homogeneous currency equivalent to 5.4% of assets (ROA) and 27.6% of equity (ROE), surpassing the preceding three years. For 2024, the central objective of the monetary program is the elimination of the fiscal deficit and avoidance of monetary issuance for its financing. Other key objectives are the elimination of regulations and restrictions and the correction of relative prices, especially the exchange rate. The aim is to restore the level of international reserves through the normalization of foreign trade flows.

In December 2023, the Central Bank decided that the monetary policy rate would be the passive rate for the Central Bank and set it at a level of 100% (later reduced to 60% in April 2024) while simultaneously ceasing LELIQ biddings, making passive operations the main instrument for absorbing monetary surpluses, all this with the purpose of providing financial entities with incentives to act as financial intermediaries that take deposits to provide credit.

For more information on risks, see “Risk Factors—Risks relating to the Argentine financial system”.

Principal Trends Related to Our Business

For 2024, we estimates that loans will grow below inflation levels, while deposits will grow at the pace of inflation and margins are expected to remain stable or even marginally increase as a result of the Central Bank’s rate reductions and the elimination of the minimum rate for time deposits. In addition, efficiency defined as expenses over net financial income and commissions is expected to remain stable.

From a portfolio quality perspective, the current political and economic climate, in which an acceleration of monthly inflation is observed, suggests that the devaluation of the currency would have an unfavorable impact on people’s ability to pay, cause a loss of purchasing power and possibly a decrease in economic activity for SMEs, as well as for those economic activities related to agriculture. As a result, a deterioration in the credit quality of the portfolio and an increase in irregularity is expected. In this context, an increase in the uncollectible charge is expected, which will be offset by the adjustment to the expected loss model already foreseen and contemplated by management as of December 31, 2023.

The Argentine Financial System

The Argentine financial system has maintained a consistent positive trend in the last years with our performance improving accordingly, as evidenced by the following indicators:

	As of December 31,

	2021 (1)	2022(1)	2023
	(In millions of Pesos)
Financial System (Central Bank Rules)
Total loans	5,351,932	8,952,259	22,688,612
Total deposits	12,345,095	23,261,846	62,785,946
Banco Macro (Central Bank Rules)
Total loans	360,112	606,546	1,868,548
Total deposits	588,851	1,295,395	3,370,241

Source: Central Bank for Financial System.

(1)	Figures detailed in the table above have not been adjusted for inflation nor restated for the changes in the general purchasing power of the Peso as established by IAS 29.

Total loans in the financial system increased in nominal values by 153% in 2023, and amounted to Ps. 22,688,612 million as of December 31, 2023, driven by private sector loans. Our portfolio shows the same trend in nominal value that the financial system as a whole, but at a higher growth rate increasing 208% year-over-year in nominal values.

Total deposits in the financial system increased in nominal values by 170% in 2023, driven by a significant increase in private sector deposits and a lesser increase of public sector deposits. Private sector deposits increased by 171% in 2023, amounting to Ps. 51,584,180 million as of December 31, 2023 and public sector deposits increased by 156% in 2023, amounting to Ps. 9,435,700 million. Our portfolio shows the same trend that the financial system as a whole achieving a 160% grow year-over-year in nominal values.

Private sector loans

In 2023, loans to the private sector grew 153% in nominal values for the financial system as a whole. This trend was also reflected in the evolution of our portfolio. Our private sector loan portfolio increased also 207% in nominal value compared to the balance as of December 31, 2022, as shown in the following table:

	As of December 31,

	2021 (1)	2022 (1)	2023
	(In millions of Pesos)
Financial System (Central Bank Rules)
Private sector loans	5,137,190	8,643,518	21,888,711
Banco Macro (Central Bank Rules)
Private sector loans	356,466	603,906	1,855,370

Source: Central Bank for Financial System.

(1)	Figures detailed in the table above have not been adjusted for inflation nor restated for the changes in the general purchasing power of the Peso as established by IAS 29.

Asset Quality

Throughout 2023, the non-performing ratio of credit to the private sector decreased month by month, but jumped in December. The increase in the month was explained by the segment of financing to companies, mainly due to the effect of the revaluation of previously existing debt in foreign currency in an irregular situation. The irregularity ratio of credit to the private sector closed 2023 at 3.7%, up 0.5 percentage points year ago. The non-performing ratio of loans to companies reached 4.4% in December, while the irregularity ratio of financing to households stood at 2.8% of the portfolio.

The financial system as a whole ended the year with a non-performing ratio of 3.5%, remaining low with respect to the values observed in other economies of the region and emerging economies. Regarding the coverage ratio, the provisioning levels of the financial system continue to be high closing the year with a coverage level of 140%.

In our case, we observed a level of non-performing similar to the previous year, lower than that of the financial system, and an increase in the coverage ratio reaching a level of 201%, continuing to be above the level of the system as a whole.

The table below reflects our asset quality and that of the financial system as of December 31, 2021, 2022 and 2023:

	As of December 31,

	2021	2022	2023
Financial System (Central Bank Rules)
Non-performing lending ratio (1)	4.3%	3.1%	3.5%
Coverage ratio (2)	110%	128%	140%
Banco Macro (Central Bank Rules)
Non-performing lending ratio (1)	1.3%	1.3%	1.3%
Coverage ratio (2)	202%	142%	201%

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

Profitability

In 2023 the profitability of the financial system increased approximately by 600% in nominal values, achieving a total of Ps. 4,401,771 million as of December 31, 2023 representing a 5.4% return on average assets and 27.6% on average equity. The year-over-year increase in profitability was due to foreign currency revaluation and adjustments for CER and CVS clauses. These effects were partially offset by an increase in interest expense paid and inflation exposure losses.

The table below reflects our profitability and that of the financial system as of December 31, 2021, 2022 and 2023:

	As of December 31,

	2021 (1)	2022 (1)	2023
Financial System (Central Bank Rules)
Total income (in millions of Pesos)	211,277	631,214	4,401,771
Return on average equity	7.2%	10.9%	27.6%
Return on average assets	1.1%	1.9%	5.4%
Banco Macro (Central Bank Rules)
Total income (in millions of Pesos)	27,123	43,046	587,655
Return on average equity	12.3%	9.7%	33.2%
Return on average assets	2.8%	2.3%	8.7%

Source: Central Bank for Financial System.

(1)	Figures detailed in the table above have not been adjusted for inflation nor restated for the changes in the general purchasing power of the Peso as established by IAS 29.

Commercial and balance sheet strategies

We have the most extensive branch network among private-sector banks in Argentina, with 89% of our branches located outside of the City of Buenos Aires. Our extended presence in Argentine regional economies and sectors that have benefited from Argentina’s economic recovery grant us a key advantage with respect to other banks in terms of competing in the credit expansion service in Argentina. In addition, our strong network of branches and our role as the financial agent of various provinces provide us with a source of growth and low cost in our deposit base.

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

DUTIES AND LIABILITIES OF DIRECTORS

Under Argentine Corporate Law, directors have the obligation to perform their duties with the loyalty and the diligence of a prudent businessperson. Directors are jointly and severally liable to a corporation, the shareholders and third parties for the improper performance of their duties, for violating the law, the bylaws and/or regulations, if any, and for any damage caused by fraud, abuse of authority or gross negligence. The following are considered integral to a director’s duty of loyalty: (i) the prohibition on using corporate assets and confidential information for private purposes; (ii) the prohibition on taking advantage, or to allow another to take advantage, by action or omission, of the business opportunities of the Bank; (iii) the obligation to exercise board powers only for the purposes for which the law, the corporation’s bylaws or the shareholders’ or the Board of Directors’ resolutions have intended; and (iv) the obligation to take strict care so that acts of the board do not go, directly or indirectly, against the Bank’s interests. A director must inform the Board of Directors and the supervisory committee of any conflicting interest he may have in a proposed transaction and must abstain from voting thereon.

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

BOARD OF DIRECTORS

The following table sets forth certain relevant information of the members of our board as of the date of this annual report:

Name	Position	Age	Year First Appointed as Director	Year of Expiration of Term
Jorge Pablo Brito	Chairman	44	2002	2024
Carlos Alberto Giovanelli	Vice Chairman	66	2016	2024
Nelson Damián Pozzoli	Director	57	2016	2024
Fabián Alejandro de Paul (1)	Director	60	2019	2024
Constanza Brito	Director	42	2007	2026
Mario Luis Vicens (1)	Director	72	2016	2026
Sebastian Palla (1)	Director	49	2021	2026
José Alfredo Sanchez	Director	67	2016	2026
Juan Facundo Etchenique (1) (2) (3)	Director	50	2024	2026
Delfín Federico Ezequiel Carballo	Director	39	2015	2025
Marcos Brito	Director	41	2007	2025
Hugo Raúl Cayetano Lazzarini (1)(2)	Director	75	2023	2025
Nicolás Valenzuela (1) (2)	Director	25	2024	2024
Santiago Horacio Seeber	Alternate Director	46	2012	2024
Juan Ignacio Catalano	Alternate Director	40	2024	2024
Guido Agustín Gallino (1)(2)	Alternate Director	36	2023	2024

(1)	Independent Director.
(2)	Proposed by ANSES-FGS.
(3)	On April 24th, 2024, Mr. Etchenique informed us, his resignation due to strictly personal reasons. Such resignation shall be discussed at the next meeting of the Board.

The following family relationships currently exist within our Board of Directors:

(i)	Constanza Brito, Jorge Pablo Brito and Marcos Brito are siblings; and

(ii)	Delfín Federico Ezequiel Carballo and Jorge Pablo Brito, Marcos Brito and Constanza Brito are cousins.

SENIOR MANAGEMENT

Our senior management oversees our day-to-day operations to ensure that our overall strategic objectives are being implemented. The actual composition is a deputy general manager that reports to the Board of Directors and Senior managers that report to the general manager. In addition, we have, among others the following committees comprised of different directors and senior management:

•	internal audit committee,

•	technology and information security governance committee,

•	senior credit committee,

•	assets and liabilities committee,

•	asset laundering and terrorist financing prevention committee,

•	senior recovery committee,

•	risk management committee,

•	ethics and compliance committee,

•	corporate governance and appointments committee,

•	personnel incentives committee, and

•	financial services users protection committee

The following table sets forth certain relevant information on our executive officers and our senior management, of the date of this annual report:

Name	Position	Age
Gustavo Alejandro Manriquez	Chief Executive Officer and General Manager	54
Jorge Francisco Scarinci	Chief Financial Officer and Finance Manager	53
Gerardo Adrián Álvarez	Human Resources and Administration Manager	54
Marcelo Agustín Devoto	Investment Banking Manager	47
Alberto Figueroa	Comprehensive Risk Manager	63
Ana María Magdalena Marcet	Credit risk Manager	63
Brian Anthony	Commercial Banking Manager	50
Juan Domingo Mazzon	Government Banking and Management Control Manager	49
Ernesto Eduardo Medina	Technology Manager	57
Francisco Muro	Distribution and sales Manager	51
Adrián Mariano Scosceria	Corporate Banking Manager	58
Ernesto López	Legal Manager	51

Set forth below are brief biographical descriptions of members of our directors and our senior management:

Jorge Pablo Brito was born on June 29, 1979. Mr. Brito is the Chairman of our Board of Directors since March 15, 2023. Previously he was the Vice Chairman of our Board since November 30, 2020, Director since April 30, 2020 until November 30, 2020 and the vice chairman of our board since April 27, 2018 until April 30, 2020. He has been a member of our Board of Directors since 2002 and our Chief Financial Officer since April 16, 2012 until November 8, 2017. He also serves as chairman of the Board of Directors of Banco BMA S.A.U., BMA Valores S.A., Inversora Juramento S.A., and Fiduciaria JHB S.A. and as incumbent director of Genneia S.A.

Carlos Alberto Giovanelli was born on April 6, 1957. He is a Vice Chairman of our Board of Directors since March 15, 2023 and he has been a member of our Board since April 26, 2016. In the financial sector, he worked as Deputy Credit Manager (1980-1983), Branch Deputy Manager (1983-1986), Credit Officer (1986-1989) and Deputy Commercial Manager (1991-1997) of La Sucursal de Citibank N.A., established in Argentina. He was Vice President of Investment Banking in Citibank, N.A. (1989-1991) and Vice President of Planning in La Sucursal de Citibank N.A., established in Argentina (1997-2002). He also held the position of Deputy Chairman of Asociación de Bancos (2001-2002) and incumbent director of Banco Patagonia S.A. (2007-2016). Mr. Giovanelli also serves as chairman of Havanna S.A, and Inverlat Investments S.A. He is also Vice-Chairman of Banco BMA S.A.U., BMA Valores S.A., Impresora Contable S.A, Havanna Holding S.A., and Aspro Servicios Petroleros S.A. and as incumbent director of

Desarrollo Epsilon S.A.

Nelson Damián Pozzoli was born on May 6, 1966. He has been a member of our Board of Directors since April 26, 2016. Mr. Pozzoli holds a degree in public accounting from Universidad Católica Argentina. In the financial sector, he was Director of La Sucursal de Citibank N.A., established in the República Argentina (1989-1992), Head of Capital Markets (1992-1994) and Corporate Banking Manager (1996-1997) of ABN AMRO Bank Argentina, Head of Equity (LATAM origination) of ABN AMRO Netherlands (1994- 1995) and Corporate Banking Manager of ABN AMRO Bank USA (1995- 1996). He also held the position of Director of Banco Liniers Sudamericano (1997-1998), Investment Banking Manager of the Bankers Trust (1997- 1999) and worked for the Chase Manhattan Bank and the First National Bank of Chicago from 1998 to 1999. He was also General Manager of Deutsche Bank Argentina (1999-2003). He also serves as chairman of Aspro Servicios Petroleros S.A. He is also Vice-Chairman of Inverlat Investments S.A. and Desarrollo Epsilon S.A and he is incumbent director of Macro Bank Limited, Impresora Contable S.A., and Cablevisión Holding S.A. Furthermore, he serves as alternate Director of Havanna S.A. and Havanna Holding S.A.

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

Marcos Brito was born on October 5, 1982. He was appointed as Director on April 21, 2009 and previously served as an alternate director of the Bank from April through July 2021, as a director from April 2009 through April 2020, and as an alternate director from November 2007 through April 2009. He joined us in October 2005. Mr. Brito holds a degree in Business Economics from Universidad Torcuato Di Tella. Additionally, he is Chairman of Macro Agro S.A.U. (formerly known as Comercio Interior S.A.U.), and Macro Fiducia S.A.U. and Vice-Chairman of Vizora Desarrollos Inmobiliarios S.A. and Inversora Juramento S.A. He also serves as a director of Banco BMA S.A.U., Fiduciaria JHB S.A. and as an alternate director of Genneia S.A. Previously, he served as a director of Nuevo Banco Bisel S.A. from November 2007 to August 2009, as a director of Banco Privado de Inversiones S.A. from September 2010 to December 2013, as an alternate director of Banco del Tucumán S.A. from January 2014 to December 2018 and as chairman of Argenpay S.A.U. from May 2019 to May 2023.

José Alfredo Sanchez was born on January 27, 1956. He was appointed as Director on April 25, 2023 and previously he has been a member of our Board from 2016 through 2019. Additionally, he was appointed as Director of Banco BMA S.A.U. on November 3, 2023. Mr. Sanchez holds an actuary degree from Universidad de Buenos Aires, he graduated with a Gold Medal from Colegio de Graduados de Ciencias Económicas (1979) and holds a master´s degree in of Business Administration (M.B.A.) specialized in international business and finance from Chicago University, Dean’ s Honor List (1983). In the financial industry, he was a Trainee in Citibank N.A. Argentina (1983-1986), Vice President of Citibank N.A. USA (1987-1988), Vice President of Banque Nationale de Paris USA (1988-1990), Investment Banking Responsible Officer of Banque Nationale de Paris Argentina (1990-1998), Assistant Director in West Merchant Bank LTD (representation office in Argentina) (1998), consultant of Banco Comafi S.A. (1998-1999), Director of Comafi Soc. Gte. Fondo Común de Inversión (1999-2001), Investment Banking Responsible Officer of Banco Comafi S.A. (2000-2001), Incumbent Director of Banco Comafi S.A. (2002-2006), Seconded Director of Banco Comafi S.A. (2014-2016), Alternate Director of Banco del Tucumán S.A. (2000-2001), Incumbent Director of The Capita Corporation (2004-2006), Incumbent Director of MBA Asset Management S.G.F.C.I.S.A. (2008-2010), Incumbent Director of MBA Lazard Soc. de Bolsa S.A. (2008-2014), Incumbent Director of MBA Lazard Banco de Inversiones S.A. (2010-2014) and Alternate Director of MBA Lazard Holdings S.A. (2010-2011). He also served as director of Banco Macro S.A. (2016-2018), Macro Securities S.A., Argencontrol S.A. and Mercado Abierto Electrónico S.A. He acted as regular director of Camuzzi Gas Pampeana and Camuzzi Gas del Sur from June 2020 to April 2023. He is manager and controlling partner of Del San SRL, a company dedicated to the cattle breeding business in Entre Ríos, Republic of Argentina, from the year 2000 to date.

Hugo Raúl Lazzarini was born on August 7, 1948. He was appointed as Director on April 25, 2023, as a representative of the ANSES-FGS. Mr. Lazzarini holds a degree in Architecture from the Universidad Católica de Santa Fe. He served in the Public Administration as General Director of the General Directorate of Housing and Urbanism of the Province of Santa Fe (1995-1999), as technical advisor of the Judicial Infrastructure Commission of the Judiciary - Council of the Judiciary (2010-2012) and as General Director of Judicial Infrastructure of the Judiciary - Council of the Judiciary (2012-2015).

Santiago Horacio Seeber was born on March 27, 1977. Mr. Seeber was appointed as alternate director on April 29, 2022 and previously was appointed as director from November 30, 2020 through April 29, 2022 and he has been an alternate member since 2018 to 2020 and since 2012 to 2016. Mr. Seeber served in different positions in the Bank since November 2002. He also serves as chairman of the Board of Directors of LAB Real Estate S.A., as vice-chairman of Macro Agro S.A.U. and Anglia S.A. and as director of Inversora Juramento S.A. and MediaInvest S.A.

Guido Agustín Gallino was born on March 16, 1988. He was appointed as Alternate Director on April 25, 2023, as a representative of the ANSES-FGS. He holds a law degree from the Universidad de Buenos Aires and a diploma in Family Law from the Universidad Austral Argentina. He serves as Legal Coordinator of Financial and Diversified Entities (DGAS/FGS-ANSeS) since August 2022.

Juan Ignacio Catalano was born on January 25, 1984. He was appointed as alternate director on April 12, 2024. Mr. Catalano holds a degree in Business Economics from Universidad Torcuato Di Tella and a Postgraduate Degree in Finance from Universidad Católica Argentina. Previously, he held different positions at Macro Securities SAU from 2009 to 2018.

Juan Facundo Etchenique was born on March 21, 1974. He was appointed as Director on April 12, 2024, as a representative of the ANSES-FGS. He holds a law degree from the Universidad del Salvador.

Nicolás Valenzuela was born on March 30, 1999. He was appointed as Director on April 12, 2024, as a representative of the ANSES-FGS. He holds a degree in Business Economics and a master’s degree in finance from the Universidad Torcuato di Tella.

Gustavo Alejandro Manriquez was born on August 23, 1969. He has been our General Manager since May 2016 and our Chief Executive Officer since November, 2017. He is a member of the Assets and Liabilities Committee, the Senior Credit Committee, the Technology Governance and Security of the Information Committee, and the Risk Management Committee. Mr. Manriquez holds a degree in Business Management from Universidad de Belgrano and a master’s degree in finance from Universidad del CEMA, as well as a Management degree and a Directive Development degree from IAE. Mr. Manriquez joined us in February 2015. He also is a member of the board of directors of Play Digital S.A.

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

Alberto Figueroa was born on September 1, 1960. He is our Comprehensive Risk Manager since October 2019 and member of the Technology Governance and Security of the Information Committee. Mr. Figueroa holds a degree in Public Accounting from Universidad de Buenos Aires. Mr. Figueroa joined us in March 2007 and was our Manager of Comprehensive Risk Management since March 2009 until October 2019.

Ana María Magdalena Marcet was born on February 24, 1961. She is our Credit Risk Manager since January 2002 and a member of the Senior Credit Committee, the Risk Management Committee and the Senior Recovery Committee. Mrs. Marcet holds a degree in Public Accounting, Economics and Business Management from Universidad de Buenos Aires and a master’s degree in Bank Management from Universidad del CEMA. Mrs. Marcet joined us in December 1996. She also serves as member of the administrative council of Fintech SGR and as director of Macro Warrants S.A. and Finova S.A.

Brian Anthony was born on April 17, 1973. He has been Manager of Commercial Banking since March 2021. Mr. Anthony has held various positions in the bank in the past, such as Manager of Distribution and Sales, Human Resources, Management Control and Strategic Planning. Mr. Anthony holds a bachelor’s degree in business administration from CAECE University. He also serves as chairman of Argenpay S.A.U., as director of COELSA S.A. and as alternate director of Play Digital S.A.

Juan Domingo Mazzon was born on April 14, 1974. He is our Manager of Government Banking and Management Control since August 2019 and member of the Assets and Liabilities Committee and the Technology Governance and Security of the Information Committee. Mr. Juan Mazzon holds a degree in Public Accounting from Universidad Argentina de la Empresa (UADE) and holds an MBA from Vanderbilt University (USA). Mr. Mazzon joined us in October 2017.

Ernesto Eduardo Medina was born on January 9, 1967. He is our Technology Manager since August 2020 and has been our Human Resources Manager since October 2016. He is a member of the Technology Governance and Security of the Information Committee and the Risk Management Committee. Mr. Medina holds degrees in Public Accounting and Business Management from Universidad de Buenos Aires. He also has a degree in computer science from Universidad de Buenos Aires and a Psychology degree from Universidad de Ciencias Empresariales y Sociales. He holds two master’s degree in Renewable Energies and Environment Management, both from Universidad de Cádiz and a master’s degree in clinical Neuropsychology from Universidad Europea Miguel Cervantes.

Mr. Medina joined us in February 1989.

Francisco Muro was born on March 2, 1973. He is our Distribution and Sales Manager since October 2014. Mr. Muro holds a degree in Accounting from Universidad de Buenos Aires and a master’s degree from IAE (Universidad Austral). Mr. Muro joined us in August 2004.

Adrian Mariano Scosceria was born on January 22, 1966. He is our Corporate Banking Manager since May 2017 and a member of the Senior Credit Committee. Mr. Scosceria holds a degree in Business Administration from Universidad Católica Argentina and a specialization in Administration and Management from Harvard University. He also serves as director of Finova S.A.

Ernesto López was born on October 5, 1972. He is our Legal Manager since December 2019 and a member of the Asset Laundering and Terrorist Financing Prevention Committee, the Senior Recovery Committee, the Ethics and Compliance Committee, the Senior Credit Committee and the Financial Services Users Protection Committee. Mr. López holds a Law degree from University of Buenos Aires. He also serves as syndic of Mediainvest S.A.

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

The aggregate amount of compensation to all directors, alternate directors and members of supervisory committee for fiscal year 2023 was Ps. 26,925.2 million. The aggregate nominal amount of compensation paid by Banco Macro to its senior management during 2023 was Ps. 1,595.2 million, including salaries and bonuses. Neither we nor any of our subsidiaries have entered into any agreement that provides for any benefit or compensation to any director after the expiration of his term or upon his retirement.

On November 28, 2023, our Nominating and Corporate Governance Committee approved a new clawback policy (the “Clawback Policy”) in accordance with the listing requirements of the NYSE. Subsequently, the Board of Directors took notice of the committee’s minutes and the approval of the policy on December 13, 2023. The Clawback Policy, which became effective immediately, provides for the recovery of erroneously awarded incentive-based compensation received by current and former executive officers in connection with a financial restatement. The policy is administered by the Incentives Committee. A copy of our Clawback Policy is attached hereto as Exhibit No. 97.1

C. Board Practices

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

(d) directly or indirectly owns 5% or more of shares with voting rights and/or a capital stock of the issuer or any company with a “significant participation” in they;

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

The structure of the Board of Directors must be in conformity with the foregoing by the first shareholders’ meeting held after December 31, 2018. As of the date of this annual report, Mario Luis Vicens, Fabián Alejandro de Paul, Sebastián Palla, Hugo Raúl Lazzarini, Juan Facundo Etchenique, Nicolás Valenzuela and Guido Agustín Gallino qualified as independent members of our Board of Directors under these criteria specified by the CNV.

Pursuant to the Capital Markets Law, all of the members of the supervisory committee of companies admitted to the public offering regime shall have independent status.

Additionally, the Buenos Aires Professional Council of Economic Sciences (Consejo Profesional de Ciencias Económicas de la Ciudad de Buenos Aires or “CPCECABA”) also established certain requirements regarding the independence of public accountants which act as members of the supervisory committee. Pursuant to regulations issued by the CPCECABA and the CNV, syndics must be independent from the company they are auditing. A syndic will not be independent if it:

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

As of the date of this annual report, Alejandro Almarza, Carlos Javier Piazza, Vivian Haydeé Stenghele, Francisco Javier Piazza, Horacio Roberto Della Rocca and Claudia Inés Siciliano are qualified as independent members of our supervisory committee under these criteria.

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

The following table sets forth certain relevant information of the members of our supervisory committee as of the date of this annual report:

Name	Position	Age	Year of Appointment	Current Term Ends
Alejandro Almarza	Syndic	66	2024	April 2025
Carlos Javier Piazza	Syndic	65	2024	April 2025
Vivian Haydeé Stenghele (1)	Syndic	54	2024	April 2025
Francisco Javier Piazza	Alternate Syndic	36	2024	April 2025
Horacio Della Rocca	Alternate syndic	70	2024	April 2025
Claudia Ines Siciliano (1)	Alternate syndic	65	2024	April 2025

(1)	Appointed by ANSES—FGS, as instructed by the Sindicatura General de la Nación.

The business address of the members of the Supervisory Committee is Eduardo Madero 1172, City of Buenos Aires, Argentina. Set forth below are brief biographical descriptions of the members of our supervisory committee:

Alejandro Almarza was born on January 16, 1958. Mr. Almarza holds an accounting degree from the University of Buenos Aires in Argentina.

Mr. Almarza also serves as a member of the supervisory committee of Banco BMA S.A.U., BMA Valores S.A., Macro Securities S.A.U., Macro Fiducia S.A.U., Argenpay S.A.U., Macro Agro S.A.U., Fintech S.G.R., Genneia S.A., and Seguro de Depósitos S.A. and as alternate member of the supervisory committee of Banco de Valores S.A., Empresa de Energía Río Negro S.A. and Opción Seguros S.A. Mr. Almarza was admitted to the Accountants Professional Association of the City of Buenos Aires in 1983.

Carlos Javier Piazza was born on September 16, 1958. Mr. Piazza holds an accounting degree from the University of Buenos Aires in Argentina. Mr. Piazza serves as a member of the supervisory committee of Central Tucumano S.A., Banco BMA S.A.U., BMA Valores S.A., Macro Securities S.A.U., Argenpay S.A.U., Banco de Valores S.A., Macro Agro S.A.U. Mercado de Futuros y Opciones S.A., and al alternate member of supervisory committee of Genneia S.A. Mr. Piazza was admitted to the Accountants Professional Association of the City of Buenos Aires in 1983.

Vivian Haydeé Stenghele was born on October 7, 1969. Ms. Stenghele holds an accounting degree from the University of Buenos Aires in Argentina. Ms. Stenghele serves as member of the supervisory committee of YPF S.A., RTA S.A. and,Fabricaciones Militares S.A.and as alternate member of the supervisory committee of Banco Hipotecario S.A., Banco de Inversión y Comercio Exterior S.A. and Intercargo.

Horacio Roberto Della Rocca was born on June 25, 1953. Mr. Della Rocca holds an accounting degree and a degree in Business Administration from the University of Buenos Aires in Argentina. Mr. Della Rocca also serves as a member of the supervisory committee of Culturagro S.A., Guadiamar, Otoba S.A., Santa Olimpia S.A., Tikalar S.A., Banco BMA S.A.U., Macro Fondos S.G.F.C.I.S.A., Macro Fiducia S.A.U., Argenpay S.A.U., Macro Agro S.A.U. and Argentina Sono Film and as alternate member of the supervisory committee of Gativideo, Casino Buenos Aires S.A., BMA Valores S.A., Macro Securities S.A.U. and CRIBA Sociedad Anonima.

Francisco Javier Piazza was born on December 17, 1987. Mr. Piazza holds an accounting degree from the University of Buenos Aires in Argentina. Mr. Piazza also serves as alternate member of the supervisory committee of Banco BMA S.A.U. and Banco de Valores S.A.

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

Technology Governance and Security of the Information Committee. The technology governance and security of the information committee must be composed of, at least, one director or equivalent authority and the manager of the informatics technology and systems area. Our system committee has three directors, the General Manager, the Technology Manager and the Government Banking and Management Control Manager. The technology governance and security of the information committee is responsible for the issuance of the systems and operations management policies. Furthermore, this committee verifies that the several management plans are in accordance with our business strategy and oversees the implementation of our strategic projects.

The main functions of the technology governance and security of the information committee are to:

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

Senior Credit Committee. The senior credit committee is comprised of two directors, the General Manager, the Credit Risk Manager, the Corporate

Credit Risk Manager, the Corporate Banking Manager, the Commercial Banking Manager and the Legal Manager.

The senior credit committee is responsible for the issuance of our credit policy and credit analysis guidelines. Furthermore, this committee reviews and approves margins of credit and/or extraordinary operations which exceed Ps.3,000,000,000 and examines periodic reports related to our loan portfolio.

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

Asset Laundering and Terrorist Financing Prevention Committee. The Committee is made up of four directors, one of whom is a responsible officer designated as Compliance Officer, the Legal Manager the Comprehensive Risk Manager and the senior officer responsible for the anti-laundering unit. The asset laundering and terrorist financing prevention committee is responsible for planning, coordinating and monitoring compliance with anti-money laundering policies approved by the Board of Directors and its powers include to:

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

Senior Recovery Committee. The senior recovery committee is made up of two directors, the Credit Risk Manager, the Senior Recovery Manager and the Legal Manager. The committee manages outstanding loans on behalf of the Board of Directors, which nevertheless retains its power in that regard. This committee is in charge of the implementation of the predefined policies for the granting of withdrawals and refinancing, to define the payment arrangements that exceed the preferential parameters, as well as the decisions of which portfolios are transferred to judicial management or accounting losses.

Risk Management Committee. The risk management committee is made up of three directors, the General Manager, the Risk Management Manager, the Finance Manager, the Senior Recovery Manager, the Credit Risk Manager, the Banking Operations Manager and the Technology Manager.

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

Ethics and Compliance Committee. The ethics and compliance committee is comprised of three directors, the Compliance Manager, the Human Resources and Administration Manager and the Legal Manager.

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

Financial Services Users Protection Committee. The Committee is comprised of one director, the Institutional Relations and Customer Services Manager, the Legal Manager, the Compliance Manager and the Credit Risk Manager. The committee is responsible for complying with the data protection standard of the User of Financial Services and Analysis of Existing Claims.

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

Our auditor is Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global Limited), at 487, 25 de mayo St., city of Buenos Aires, Argentina.

All the auditing firm’s members are enrolled in the Professional Council in Economic Sciences of the City of Buenos Aires (C.P.C.E.C.A.B.A.).

D. Employees

Regarding our organizational structure, as of December 31, 2023, we had 9,192 employees, 47% of whom worked at our headquarters and the remaining

53% at our branches. Our employees are represented by a national bank union, which negotiates a collective bargaining agreement setting minimum wages for all of its members. We maintain good relationship with our employees and have never experienced a work stoppage.

	As of December 31,
Employees	2021	2022	2023 (1)
Headquarters	3,185	2,499	4,275
Branches	4,820	5,297	4,917
Total	8,005	7,796	9,192

(1)	This includes 1,411 employees of Banco BMA S.A.U. and its subsidiaries, entities that we acquired in November 2023.

E. Share Ownership

As of December 31, 2023, the persons who were members of Banco Macro S.A.’s Board of Directors and Supervisory Committee held as a group a total of 128,733,349 shares of our capital stock, representing 20.13% of our share capital and 21.68% of the votes. With the exception of Delfín Jorge E. Carballo, Jorge Pablo Brito, Sebastián Palla and Santiago H. Seeber, no member of the Board of Directors or the Supervisory Committee owned shares of the Bank. In addition, Alberto Figueroa and Juan Domingo Mazzon, members of our senior management, owned less than one per cent (1%) of Class B Shares.

The following table sets forth the beneficial ownership of our shares by the members of Banco Macro S.A.’s Board of Directors and Supervisory Committee, as of December 31, 2023:

Shareholder Name	Number of Class A shares owned	Number of Class B shares owned	Percentage of Capital stock (%)	Percentage of Voting rights (%)
Delfín Jorge Ezequiel Carballo	4,901,060	118,251,845	19.26%	20.86%
Other members	—	5,580,444	0.87%	0.82%
Total	4,901,060	123,832,289	20.13%	21.68%

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not Applicable

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of December 31, 2023, we had 639,413,408 outstanding shares of common stock, consisting of 11,235,670 Class A shares and 628,177,738 Class B shares. Each share of our common stock represents the same economic interests, except those holders of our Class A shares are entitled to five votes per share and holders of our Class B shares are entitled to one vote per share. Other than noted differences among holders of Class A shares and holders of Class B shares, the holders of these shares listed in the table below do not have different voting rights.

The following table sets forth information regarding the ownership of our Class A and Class B shares as of December 31, 2023:

Shareholders	Class A	Class B		Total	% of capital	% of votes
ANSES	—	184,156,124		184,156,124	28.80%	26.91%
Delfín Jorge Ezequiel Carballo	4,901,060	118,251,845		123,152,905	19.26%	20.86%
Banco de Servicios y Transacciones S.A., as trustee of Guarantee Trust JHB BMA (1)	5,995,996	104,473,881		110,469,877	17.28%	19.65%
Other (2)	338,614	221,295,888	(2)	221,634,502	34.66%	32.58%
Total	11,235,670	628,177,738		639,413,408	100.00%	100.00%

(1)

The Guarantee Trust JHB BMA’s beneficiaries are Mr. Jorge Horacio Brito’s heirs. Guarantee Trust JHB BMA’s decisions are made by the trustee, based on instructions provided by a majority of Mr. Jorge Horacio Brito’s children.

(2)	Includes The Bank of New York Mellon as depositary of our ADSs. The Bank of New York Mellon holds 148,549,350 Class B shares, 23.23% of capital and 21.71% of votes.

The table below represents the evolution of our capital stock and the material changes in equity participation of the significant shareholders, in both cases, for the last three years:

Date	Capital Stock (Shares)	Significant Shareholders
December 31, 2021	639,413,408	Banco de Servicios y Transacciones S.A., as trustee of Guarantee Trust JHB BMA (1) 17.28%; Delfín Jorge Ezequiel Carballo 17.47%; ANSES (as manager of the Fondo de Garantía de Sustentabilidad) 28.80%
December 31, 2022	639,413,408	Banco de Servicios y Transacciones S.A., as trustee of Guarantee Trust JHB BMA (1) 17.28%; Delfín Jorge Ezequiel Carballo 18.38%; ANSES (as manager of the Fondo de Garantía de Sustentabilidad) 28.80%
December 31, 2023	639,413,408	Banco de Servicios y Transacciones S.A., as trustee of Guarantee Trust JHB BMA (1) 17.28%; Delfín Jorge Ezequiel Carballo 19.26%; ANSES (as manager of the Fondo de Garantía de Sustentabilidad) 28.80%

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

For the years ended December 31, 2021, 2022 and 2023 an aggregate of Ps. Ps. 21,006.9 million, Ps. 13,761.5 million, and Ps. 38,870.3 million respectively, in financial assistance granted by us (including loans, leases and guarantees granted) was outstanding to related parties (not including main subsidiaries). All financial assistance to related parties (a) were made in the ordinary course of business; (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

Likewise, as of December 31, 2021, 2022 and 2023, the total amount of deposits made by related parties (not including main subsidiaries) to us amounted to Ps. 33,131.9 million, Ps. 20,384.1 million and Ps. 46,665.3 million respectively.

For further information regarding related party transactions see note 20 “Related parties” to our audited consolidated financial statements as of December 31, 2023, and 2022.

C. Interest of experts and counsel

Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18 and our audited consolidated financial statements as of December 31, 2023 and 2022 included in this annual report.

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

For further information regarding legal proceedings, see note 50 “Tax and other claims” to our audited consolidated financial statements as of December 31, 2023 and 2022. In connection with such claims, our management and its tax and legal advisors believe there are no additional significant effects to those already recognized in the books that may result from the final outcome of such claims.

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

Dividend Policy

The decision to distribute the dividends also corresponds to the Shareholders’ Meeting, based pursuant to the Central Bank Rules and on the recommendation of the Board of Directors. We are not obliged to distribute profits, being at the exclusive discretion of the Shareholders’ Meeting the determination of the maximum amount, pursuant to the Central Bank Rules and opportunity and the form of payment of the dividends to the network, being able to delegate this power to the Board of Directors. Likewise, the Shareholders’ Meeting may create special reserves for future distributions of dividends, provided that they are reasonable and respond to a prudent administration, which it can disaffect if it considers its distribution pertinent. Article 32 of the Bank’s bylaws establishes the purpose that the Shareholders’ Meeting should give to the net and realized profits, resulting from the financial statements approved by such body.

Our dividend distribution policy is based on maintaining an adequate balance between the amounts distributed and the investment and expansion policies. It should be noted that this dividend policy may be conditioned in the future by the existence of regulations in the market and/or by the strategic plans that we adopt at any time.

Dividends are distributed under financial results calculated under Central Bank Rules, which may differ in certain aspects from IFRS.

The following table sets forth the cash dividends paid to our shareholders from 2003 to 2023. All banks were prohibited by the Central Bank from paying dividends from the earnings of 2001 and 2002.

Based on financial statements for year ended December 31,	Payment Dates	Dividends per Share (in Pesos, not adjusted for inflation)	Aggregate Dividend Payment (in millions of Pesos, not adjusted for inflation)
2003	July 2004	0.10	60.9
2004	April 2005	0.05	30.4
2005	May 2006	0.10	68.4
2006	May 2007	0.15	102.6
2007	May 2008	0.25	171.0
2008	September 2009	0.25	149.9	(1)
2009	June 2010	0.35	208.1

Based on financial statements for year ended December 31,	Payment Dates	Dividends per Share (in Pesos, not adjusted for inflation)	Aggregate Dividend Payment (in millions of Pesos, not adjusted for inflation)
2010	May 2011	0.85	505.3
2011	—	0.00	0.0
2012	—	0.00	0.0
2013	July 2014	1.02	596.3
2014	March 2016	0.39	227.7	(2)
2015	August 2016	1.10	643.0
2016	June 2017	1.20	701.5
2017	May 2018	5.00	3,348.3
2018	May 2019	10.00	6,394.0
2019	(3)	(3)	(3)
2020	(4)	(4)	(4)
2021	June/December 2022	30.89 (5)	19,751.4	(5)
2022	May/October 2023	117.36 (6)	75,040.9	(6)
2023	(7)	(7)	(7)

(1)	For fiscal year ended December 31, 2008, dividends paid in cash were Ps.148.3 million based on the outstanding number of shares on the payment dates.
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

(6)

The shareholder´s meeting held on April 25, 2023, resolved to approve a dividend (in cash or kind) for an amount of Ps. 117,359 per share, which shall mean a total amount to be distributed of Ps. 75,040.9 million subject to prior authorization of the Central Bank. On May 12, 2023, the Bank obtained the authorization for the distribution of the dividends already approved by the aforementioned meetings and the payment was made in 6 equal installments, and the Board of Directors approved the payment of a dividend in kind through the delivery of 346,680,043.74 nominal values of Bono de la Nación Argentina en Moneda Dual (Argentina’s Dual Currency Public Bond) due on April 30, 2024 (Bond Code TDA24) with the first payment on May 31, 2023.

(7)

The shareholder´s meeting held on April 12, 2024, resolved to approve a dividend (in cash or kind) for an amount of Ps. 294,130,167,680 (amount expressed in constant currency as of December 31, 2023), which expressed in constant currency as of February 29, 2024 amounts to Ps. 401,735,819,252 and represents Ps. 628.2880750164 per share, subject to prior authorization from the Banco Central. However, by means of Communication “A” 7984 dated March 21, 2024, the Central Bank extended such date until December 31, 2024 and increased the amount authorized to be distributed up to 60% of the amount that would have been applicable if the “Distribution of Results” rules had been applied.

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

The amount to be distributed, may be limited to Central Bank Rules, which may differ in certain aspects with IFRS and shall not compromise the liquidity and solvency of the entity, pursuant to the aforementioned.

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

By means of Communication “A” 7984 dated March 21, 2024, the Central Bank established that until December 31, 2024, financial entities may distribute profits in 6 equal, monthly and consecutive installments and increased the amount authorized to be distributed up to 60% of the amount that would have been applicable if the rules on “Distribution of Results” had been applied.

Additionally, according to the same provision, such distribution of results must be consistent with what is reported in the Information Regime “Business plan and projections and capital self-assessment report”. The calculation of the determination of the distributable income, the verification of liquidity and solvency, the additional capital margins, as well as the amount of the installments indicated, must be made in the constant currency as on the date of the meeting that decided the distribution of dividends and the payment of each of the installments, as the case may be.

Legal reserve requirement

Pursuant to the Financial Institutions Law, we are required to maintain a legal reserve which must be funded with no more than 20% and no less than 10% of yearly income (which is calculated over the income that arise from the statutory financial statements), in accordance with Central Bank Rules. Pursuant to Central Bank Rules, we maintain a legal reserve which is funded with 20% of our yearly income, which may differ in certain significant aspects with IFRS (For more information see note 51 “Restriction on dividends distribution” of our audited consolidated financial statements as of December 31, 2023 and 2022”). This reserve can only be used during periods in which a financial institution has incurred losses and has exhausted all other reserves. If a financial institution does not comply with the required legal reserve, it is not allowed to pay dividends to its shareholders.

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

Item 9. The Offer and Listing

A. Offer and listing details Not Applicable.

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

As of December 31, 2023, our capital stock consisted of Ps.639,413,408, represented by 11,235,670 common, book-entry Class A shares, with a par value of one Peso each and the right to five votes per share, and 628,177,738 common, book-entry Class B shares, with a par value of one Peso each and the right to one vote per share.

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

Shareholders’ liability

Shareholders’ liability for losses of a company is limited to the value of their shareholdings in the company. Under the Argentine Corporate Law, however, shareholders who voted in favor of a resolution that is subsequently declared void by a court as contrary to Argentine laws or a company’s bylaws (or regulations, if any) may be held jointly and severally liable for damages to such company, other shareholders or third parties resulting from such resolution. See also Item 3.D “Risk Factors - Risks relating to our Class B shares and the ADSs - Our shareholders may be subject to liability for certain votes of their securities.”

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

Notices of meetings

Notices of shareholders’ meetings are governed by the provisions of Argentine Corporations Law, and in case of publicly traded companies, Capital Markets Law. Furthermore, notice of shareholders’ meetings must be published for five (5) days in the Official Gazette, in an Argentine newspaper of wide circulation and in the publications of Argentine exchanges or securities markets in which our shares are traded, at least twenty (20) but not more than forty-five (45) days prior to the date on which the meeting is to be held. Such notice must include information regarding the type of meeting to be held, the date, time and place of such meeting and the agenda. If a quorum is not available at such meeting, a notice for a second meeting, which must be held within thirty (30) days of the date on which the first meeting was called, must be published for three (3) days, at least eight (8) days before the date of the second meeting. The above-described notices of shareholders’ meetings may be effected simultaneously for the second meeting to be held on the same day as the first meeting, only in the case of ordinary meetings. Shareholders’ meetings may be validly held without notice if all shares of our outstanding capital stock are present, and resolutions are adopted by unanimous vote of such shares.

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

C. Material Contracts

During the past two years we did not enter into or became party to any contract that is required to be disclosed under this item, other than the ones mentioned in Item 4.A “Information on the Bank— History and development of the Bank.” For further information, see “History and Description of the Bank’s Business—History—Banco Macro S.A.” and Item 4.B “Business Overview”/ Technology, automated channels and credit cards processing systems.

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

At present, foreign exchange regulations have been consolidated in a single regulation, Communication “A” 7953, as subsequently amended and supplemented from time to time by Central Bank’s communications (the “FX Regulations”). Below is a description of the main exchange control measures implemented by the FX Regulations:

Specific provisions for income from the foreign exchange market

Entry and settlement of the proceeds from the export of goods through the foreign exchange market

The Argentine exchange regime established that proceeds from exports of goods must be entered and settled in Argentine pesos through the foreign exchange market within 5 business days following their collection.

The Decree No. 28/2023 published on December 13, 2023, established: (i) the export countervalue of the services included in subsection c) of paragraph 2 of Article 10 of the Law No. 22,415 (“Customs Code”) and its amendments (which refers to services rendered in the country, whose effective use or exploitation is carried out abroad); and (ii) the countervalue of the export of goods included in the Common Nomenclature of MERCOSUR (“NCM”), including pre-financing and/or post-financing of exports from abroad or a liquidation advance; 80% brought into the country in foreign currency and/or negotiated through the foreign exchange market, and for the remaining 20% must be carried out through purchase and sale transactions with negotiable securities acquired with liquidation in foreign currency and sold with liquidation in local currency.

In the case of funds received or credited abroad, the deposit and liquidation for the amount equivalent to the usual expenses debited by the financial entities abroad for the transfer of funds to the country ma y be considered completed.

There are some exceptions to the obligation to settle through the foreign exchange market, including, but not limited to: (i) collections from exporters under the Regime for the Promotion of Knowledge Economy Exports (established by Decree No. 679/2022); and (ii) certain collections from exports of services of human beings, as established by Article 2.2.2.2.1. of the Ordered Text.

Amounts collected in foreign currency for claims related to exported goods must also be entered and settled in Argentine pesos in the foreign exchange market, up to the amount of the insured exported goods.

The exporter must designate a financial entity to follow up each export transaction. The obligation to enter and settle foreign currency through the foreign exchange market corresponding to a shipment permit will be considered satisfied when the financial entity designated to follow up certifies that the entry and settlement has taken place.

Local charges for exports under the regime of farms to foreign-flagged means of transport

With respect to local charges for exports under the regime of farms to foreign-flagged means of transport, it will be considered as fully or partially compliant with the follow-up of the shipping permit, for an amount equivalent to that paid locally in Argentine pesos and/or in foreign currency to the exporter by a local agent of the company owning the foreign-flagged means of transport, provided that the following conditions are met:

(i)

The documentation shows that the delivery of the exported goods has taken place in the country, that the local agent of the company owning the foreign-flagged means of transport has made the payment to the exporter locally and the currency in which such payment was made.

(ii)

The company has a certification issued by a financial entity stating that the referred local agent would have had access to the foreign exchange market for the equivalent amount in foreign currency that is intended to be imputed to the permit. The financial entity issuing such certification must previously verify compliance with all the requirements established by the exchange regulations for access to the foreign exchange market by Article 3.2.5.2. of Exchange Regime, with the exception of the provisions of Article 3.16.1 of such regulations and have a sworn statement from the referred local agent stating that it has not transferred and will not transfer funds abroad for the proportional part of the transactions included in the certification.

(iii)	In the event that the amounts have been received in the country in foreign currency, the company has the certification of settlement of the funds in the foreign exchange market.

The local agent of the company owning the foreign-flagged means of transport must not have used this mechanism for an amount exceeding US$ 2,000,000 in the charged calendar month.

Obligation to settle foreign currency from exports of services

Payments received for the provision of services by residents to non-residents must be entered and settled through the foreign exchange market within 5 business days from the date of its collection abroad or in the country or its crediting to foreign accounts.

In the case of funds received or credited abroad, the collection and liquidation may be considered completed for the amount equivalent to the usual expenses debited by the financial entities abroad for the transfer of funds to the country.

The aforementioned provisions of Decree No. 28/2023 are also applicable to the export of services (see “—Entry and settlement of the proceeds from the export of goods through the foreign exchange market”).

Application of export revenues

The Argentine exchange regime authorizes the application of export revenues to the repayment of: (i) pre-financing of exports and export financing granted or guaranteed by local financial entities; (ii) pre- financing of exports and export advances settled in the foreign exchange market, provided that the corresponding transactions have been executed through public deeds or public registries; (iii) financial indebtedness under contracts entered into prior to August 31, 2019 that provide for the cancellation thereof through the application abroad of export funds; (iv) other foreign financial indebtedness subject to certain requirements as set forth in Articles 7. 9 and 7.10 of the Exchange Regime; and (v) advances, pre-financing and post-financing from abroad with partial liquidation under the provisions of Decrees No. 492/2023, No. 549/2023, No. 597/2023 and No. 28/2023. Likewise, it allows keeping export revenues abroad to guarantee the payment of new indebtedness, provided certain requirements are met.

Financial indebtedness with foreign countries

According to Article 2.4 of the Exchange Regime for resident debtors to be able to access the foreign exchange market to repay financial indebtedness with foreign countries disbursed as from September 1, 2019, the loan proceeds must have been settled through the foreign exchange market and the transaction must have been declared in the External Assets and Liabilities Survey (“Relevamiento de Activos y Pasivos Externos”). Accordingly, although settlement of the loan proceeds is not mandatory, failure to settle will preclude future access to the foreign exchange market for repayment purposes.

Access to the foreign exchange market to make such payments more than three days in advance of the due date is, as a general rule, subject to the Central Bank’s prior authorization. Prepayments made with funds from new foreign loans duly settled or in connection with debt refinancing or liability management processes may be exempt from such prior authorization from the Central Bank to the extent they comply with several requirements as set forth in Article 3.5 of the Exchange Regime.

Until December 31, 2024, prior Central Bank approval is required for local residents to access the foreign exchange market to make principal and interest payments under cross-border financial borrowings with related parties. Certain specific exceptions apply and are included in item 3.5.6. of the Ordered Text. (unless the loan proceeds were settled through the foreign exchange market after October 1, 2020, and the loan has an average life of at least 2 years).

Specific provisions on access to the foreign exchange market

General requirements

As a general rule, and in addition to the specific rules of each transaction for access, certain general requirements must be complied with by a local company or individual to access the foreign exchange market for the purchase of foreign currency or its transfer abroad (i.e., payments of imports and other purchases of goods abroad; payment of services rendered by non-residents; distribution of profits and dividends; payment of principal and interest on foreign indebtedness; interest payments on debts for the import of goods and services, among others) without requiring prior approval from the Central Bank. In this regard, the local company or individual must file a sworn statement stating that:

(a)

(i) At the time of access to the foreign exchange market, all of its foreign currency holdings in the country are deposited in accounts in financial institutions, and (ii) at the beginning of the day on which it requests access to the foreign exchange market, it does not hold Argentine certificates of deposit (for its acronym in Spanish, “CEDEARs”) representing foreign shares and/or available liquid foreign assets that together have a value greater than US$ 100,000 (funds deposited abroad that constitute reserve or guarantee funds under debt contracts with foreign countries, or funds granted as guarantee for derivatives arranged abroad are excluded from this limit). If the customer is a local government, foreign currency holdings deposited with local financial institutions must also be accounted up to December 31, 2024. For these purposes, “liquid foreign assets” are considered to be holdings of banknotes and coins in foreign currency, cash in gold coins or bars of good delivery, demand deposits in financial institutions abroad and other investments that allow immediate availability of foreign currency. On the other hand, funds deposited abroad that cannot be used by the client because they are reserve or guarantee funds created by virtue of the requirements set forth in foreign debt contracts or funds created as guarantee for derivative transactions arranged abroad should not be considered as liquid foreign assets available. In the event that the client is a local government and exceeds the established limit, the institution may also accept an affidavit from the client stating that the excess was used to make payments for the foreign exchange market through swap and/or arbitrage operations with the deposited funds.

(b).

It undertakes the obligation to settle in the foreign exchange market, within five business days of its availability, the funds received abroad from the collection of loans granted to third parties, time deposits, or the sale of any type of asset, to the extent that the asset subject to the sale was acquired, the deposit constituted or the loan granted after May 28, 2020.

(c).

On the date of access to the foreign exchange market and in the previous 90 calendar days in the case of securities issued under Argentine Law and in the 180 calendar days prior in the case of transactions that are not carried out with securities issued under Argentine Law, it: (i) did not arrange sales in the country of securities with settlement in foreign currency; (ii) did not exchange securities issued by residents for foreign assets, (iii) did not transfer securities to depository entities abroad, (iv) did not acquire in the country securities issued by non-residents with settlement in Argentine pesos, (v) did not acquire CEDEARs representing foreign shares, (vi) did not acquire securities representing private debt issued in foreign jurisdiction, and (vii) did not deliver funds in local currency or other local assets (except funds in foreign currency deposited in local financial institutions) to any entity (whether human or legal, resident or non-resident, related or not), receiving as prior or subsequent consideration, directly or indirectly, by itself or through a related, controlled or controlling entity, foreign assets, crypto-assets or securities deposited abroad.

(d).

It undertakes the obligation not to enter into any of the transactions described in paragraph (c) above from the time it requests access to the foreign exchange market and for 90 calendar days thereafter in the case of securities issued under Argentine Law and for the following 180 calendar days in the case of transactions that are not carried out with securities issued under Argentine Law.

(e).

Article 3.16.3 of the Exchange Regime adds that, in the event that the customer requesting access to the exchange market is a legal entity, in order for the transaction not to be covered by the requirement of prior approval by the Central Bank must be submitted to the corresponding financial institution:

(A)

a sworn statement evidencing that within the term provided in section 3.16.3.4. (180 days prior to accessing the foreign exchange market) it has not delivered in the country any funds in local currency or other liquid local assets, except funds in foreign currency deposited in local financial institutions, to any person or legal entity, except those directly associated with regular transactions in the course of its business (this sworn statement shall be called “Sworn Statement—Section 1”); or

(B)(i)

as required by Article 3.16.3.3. of the Exchange Regime, an affidavit stating details of the human or legal persons exercising a direct control relationship over the client and of other legal persons with which it is part of the same economic group. In determining the existence of a direct control relationship, the types of relationships described in item 1.2.2.1 of the Large Exposures rules should be considered. Companies sharing a control relationship of the type defined in items 1.2.1.1 and 1.2.2.1 of the Large Exposures rules should be considered as members of the same “economic group” (the “Economic Group Description Affidavit”); and (ii) that on the day on which it requests access to the market and in the 180 days prior to that date, it has not delivered in the country any funds in local currency or other liquid local assets, except funds in foreign currency deposited in local financial institutions, to any individual or legal entity that exercises a direct control relationship over it, or to other companies with which it is part of the same economic group, except those directly associated with regular transactions between residents for the acquisition of goods and/or services (the “Sworn Statement of Non-Delivery of Pesos to the Economic Group”). It also provides that in the case of individuals or legal entities exercising a direct control relationship, the term of 180 calendar days shall only be applicable for deliveries made as from April 21, 2013, and the term of 90 calendar days shall be applicable for deliveries made prior to that date. While for legal entities that are part of the same economic group but did not exercise a direct control relationship over the customer as of May 11, 2023, the provisions shall be applicable only for deliveries made as of May 12, 2023.

(C)	The provisions of item 3.16.3.4. (as detailed in (B)(ii) above) may be deemed to have been complied with if the customer seeking access has submitted:

(i)

an affidavit initialed by each human or legal person detailed in item 3.16.3.3. to whom the client has delivered funds under the terms provided in item 3.16.3.4., recording what is required in items 3.16.3.1., 3.16.3.2. and 3.16.3.4.; or

(ii)

an Economic Group Affidavit of each person or legal entity declared in the affidavit indicated in item 3.16.3.3. (i.e., all Direct Controlling Entities and the declared members of the economic group), stating the provisions of Articles 3.16.3.1. and 3.16.3.2. of the Exchange Regime; or

(iii)

a statement from each of the individuals or legal entities declared in the sworn statement indicated in item 3.16.3.3.3 (i.e., all the Direct Controlling Entities and the declared members of the economic group), stating that within the term set forth in item 3.16.3.4. has not received in the country any funds in local currency or other liquid local assets, except for funds in foreign currency deposited in local financial entities, except for those directly associated to usual transactions between residents for the acquisition of goods and/or services, which have come from the client or from any person detailed in item 3.16.3.3. to whom the client has delivered funds under the terms set forth in item 3.16.3.4.

Article 3.16.4 of the Exchange Regime establishes that companies shall require the prior approval of the Central Bank to grant access to the foreign exchange market to individuals or legal entities included by the AFIP in the database of invoices or equivalent documents classified as apocryphal by such agency. This requirement will not be applicable for access to the foreign exchange market for the cancellation of foreign currency financing granted by local financial institutions, including payments for foreign currency consumption made by credit or purchase cards.

Imports payments

Article 3.1 of the Exchange Regime allows access to the foreign exchange market for the payment of imports of goods, establishing different conditions depending on whether they are payments of imports of goods with customs entry registration, or payments of imports of goods with pending customs entry registration. It also provides for the reestablishment of the “SEPAIMPO”, the import payment tracking system, for the purpose of monitoring import payments, import financing and the demonstration of the entry of goods into the country.

In addition, the local importer must designate a local financial entity to act as a monitoring bank, which will be responsible for verifying compliance with applicable regulations, including, among others, the settlement of import financing and the entry of imported goods.

Communication “A” 7,917 issued on December 13, 2023, later amended by Communication “A” 7,953 issued on January 26, 2024, substantially modified the regime of access to the foreign exchange market for the payment of imports of goods and services, establishing the following regarding the access to the foreign exchange market for the payment of imports of goods, effective as of December 13, 2023:

(a)

Entities may provide access the foreign exchange market to make deferred payments for imports of goods with customs entry registration as from December 13, 2023, when in addition to the other applicable regulatory requirements, it is verified that the payment respects the following schedule, according to the type of goods:

(i)

from its customs entry registration, the payment of the FOB value corresponding to the following goods may be made: (a) petroleum or bituminous mineral oils, their preparations and residues (subchapters 2709, 2710 and 2713 of the NCM); (b) petroleum gases and other gaseous hydrocarbons (subchapter 2711 of the NCM); c) bituminous coal without agglomeration (subchapters 2701.12.00 of the NCM), when the importation is carried out by an electric generation plant; d) electric energy (subchapters 2716.00.00 of the NCM).

(ii)

from 30 days from the date of registration of customs entry, payment of the FOB value corresponding to the following goods may be made: (a) pharmaceutical products and/or inputs used in their local processing, other goods related to health care or food for human consumption covered by the provisions of the Article 155 Tris of the Argentine Food Code, whose tariff positions according to the NCM are detailed in Article 12.3. of the Exchange Regime; (b) fertilizers and/or phytosanitary products and/or inputs that may be intended for local processing, whose tariff positions are detailed in Article 12.2. of the Exchange Regime. The entity must have the importer’s affidavit stating that the goods will be used for the purposes foreseen in this item.

(iii)

from 180 calendar days from the date of registration of customs entry, payment of the FOB value corresponding to the following goods may be made: (a) finished automobiles (subchapter 8703 of the NCM); (b) those corresponding to the tariff positions detailed in Article 12.1 of the Exchange Regime that are not covered in the preceding Articles, regardless of their FOB unit value.

(iv)	for the remaining goods, the payment of their FOB value may be made within the following terms counted from the registration of the customs entry of the goods:

a)	25% after 30 calendar days.

b)	An additional 25% after 60 calendar days.

c)	An additional 25% after 90 calendar days.

d)	The remaining 25% as from 120 calendar days.

(v)	Freight and insurance as part of the purchase condition agreed with the seller may be paid in full as from the first date on which the importer has access by virtue of the goods covered.

Entities may also grant access to the foreign exchange market without the prior approval of the Central Bank to make deferred payments for new imports of goods with customs entry registration as from December 13, 2023 before the terms set forth in item (b) above when, in addition to the other applicable regulatory requirements, the payment falls within the situations set forth in item 3 of the Communication “A” 7,917.

Access to the foreign exchange market to make payments with pending customs registration shall require the prior approval of the Central Bank except when, in addition to the other applicable requirements, the payment falls within the situations foreseen in item 3 of the Communication “A” 7,917.

(b)

Access to the foreign exchange market to make payments with pending customs entry registration or deferred payments before the terms set forth in item (b) above, when the remaining applicable requirements are met, only in the case of financing, new pre-financing or advance payments or under specific benefits.

(c)

Access to the foreign exchange market to make import payments for goods whose customs entry registration occurred up to December 12, 2023, in addition to the remaining applicable requirements, shall require the prior conformity of the Central Bank except when they are transactions financed by financial entities or official credit agencies or international organizations; among other situations.

(d)

Access to financial entities to cancel obligations derived from letters of credit or guaranteed letters issued or granted as from December 13, 2023, within the framework of an import in which it is required to have a SIRA declaration will be conditioned to the entity having documentation that proves, at the date of issuance or granting, the guaranteed transaction was compatible with the terms and conditions set forth in item (b) above.

Payment of foreign debts for the importation of goods and/or for services effectively rendered and/or accrued

On December 22, 2023, the Central Bank issued Communication “A” 7,925 establishing the requirements for importers who have outstanding debts with foreign countries for the import of goods with customs entry registration until December 12, 2023 and/or for services effectively rendered and/or accrued until that date (the “Import Debt Stock”), to subscribe Bonds for the Reconstruction of a Free Argentina (“BOPREAL”).

Importers of goods may subscribe the BOPREAL for up to the amount of the outstanding debt for their imports of goods with customs entry registration up to and including December 12, 2023. The amount of the BOPREAL that importers may subscribe will be adjusted to the outstanding amount registered in the Central Bank’s SEPAIMPO system. Importers of services accrued up to December 12, 2023, may also subscribe the BOPREAL for up to the amount of the outstanding debt for such transactions. Importers of goods and services that, prior to January 31, 2024, subscribe the series offered (maturity in 2027), and for an amount equal to or greater than 50% of the outstanding amount of the Import Debt Stock, will be able to access the foreign exchange market as from February 1, 2024 to pay the Import Debt Stock for the equivalent of 5% of the amount subscribed of such series.

Likewise, access to the foreign exchange market is authorized for the payment of the Import Debt Stock by means of an exchange and/or arbitrage with the funds deposited in a local bank account and originated in collections of principal and interest in foreign currency of the BOPREAL.

Importers subscribing to BOPREAL may sell them with settlement in foreign currency in the country or abroad or transfer them to depositories abroad, for up to the amount acquired in the primary subscription without limiting their ability to access the foreign exchange market. Likewise, Communication “A” 7,935 established that those who have subscribed BOPREAL in primary bidding may, as from April 1, 2024, carry out sales transactions of securities against foreign currency for the difference between the nominal value bid and the sale price in the secondary market obtained from the sale of the BOPREAL, without violating the sworn statements set forth in Articles 3.16.3.1. and 3.16.3.2. of the Exchange Regime.

Payment for services rendered by non-residents

Pursuant to Article 3.2 of the Exchange Regime, entities may access the foreign exchange market to make payments for services rendered by non-residents as long as they have documentation to support the existence of the service.

In the case of commercial debts for services, access is granted as from the expiration date, provided that it is verified that the operation is declared, if applicable, in the last due presentation of the “External Assets and Liabilities Survey”.

Communication “A” 7,953 issued on January 26, 2024, substantially modified the regime of access to the foreign exchange market for the payment of imports of goods and services. Said Communication established the following regarding access to the foreign exchange market for the payment of imports of services, effective as of December 13, 2023:

(a)	Access to the foreign exchange market for the payment of services.

(b)

Entities may give access to the foreign exchange market to make payments for non-residents services that were or will be rendered as of December 31, 2023,when, in addition to the other applicable regulatory requirements, the transaction falls within one of the situations detailed below:

(i) The payment corresponds to a transaction that falls under the following concept codes:

S03. Passenger Transportation Services.

S06. Travel (excluding transactions associated with withdrawals and/or consumption with resident cards with non-resident suppliers or non-resident cards with Argentine suppliers).

S23. Audiovisual services.

S25. Government services.

S26. Health services by travel assistance companies.

S27. Other health services.

S29. Transactions associated with withdrawals and/or consumptions with resident cards with non-resident suppliers or non-resident cards with Argentine suppliers.

ii) Expenses paid to foreign financial entities for their usual operations.

iii) The payment corresponds to an operation that falls under the concept “S30. Freight services for goods import operations” fand is made after a period of time equivalent to that in which payment for the goods transported could begin to be made as per item 10.10.1 has elapsed since this date the service rendered.

iv) The payment corresponds to an operation that falls under item “S24. Other personal, cultural and recreational services” and is made after a period of 90 calendar days from the date of rendering or accrual of the service.

v) The payment corresponds to a service not included in Articles 13.23.1 to 13.2.4 of the Exchange Regime by a counterparty not related to the resident and the payment is made after a period of 30 calendar days from the date of rendering or accrual of the service.

vi) The payment corresponds to a service not included in Articles 13.23.1 to 13.2.4 of the Exchange Regime by a counterparty related to the resident and the payment is made after 180 calendar days from the date of rendering or accrual of the service.

(c)	Stock of debt of Imports of Services

Access to the foreign exchange market for payments for non-resident services rendered and/or accrued up to December 12, 2023, in advance of the deadlines foreseen in Articles 13.2.3 to 13.2.6, of the Exchange Regime when in addition to the other applicable requirements, the following situations are verified, the access shall be admissible.

i)

The customer accesses the foreign exchange market with funds originated in a financing of imports of services granted by a local financial institution from a foreign line of credit to the extent that the maturity dates and the amounts of principal to be paid of the financing granted are compatible with those provided for in Article 13.2 of the Exchange Regime. If the granting of the financing is prior to the date of rendering or accrual of the service, the terms set forth in Article 13.2 of the Exchange Regime shall be computed as from the estimated date of rendering or accrual plus 15 calendar days.

ii)

The customer has access to the foreign exchange market simultaneously with the settlement of funds for advances or pre-financing of exports from abroad or pre-financing of exports granted by local financial entities with funding in foreign credit lines, to the extent that the stipulations of Article 13.3.1 of the Exchange Regime regarding maturity dates and the amounts of principal to be paid for the financing are complied with.

The entity must also have an affidavit from the importer stating that the prior approval of the Central Bank will be required for the application of foreign currency from export collections prior to the maturity date arising from the term conditions stipulated for situations associated with a financing.

iii)

The customer accesses the foreign exchange market simultaneously with the settlement of funds originated in a financial indebtedness abroad, to the extent that the provisions of Article 13.3.1 of the Exchange Regime regarding maturity dates and principal amounts payable on the financing are complied with.

The portion of the financial indebtedness abroad that is used by virtue of the provisions of this item may not be computed for the purposes of other specific mechanisms that enable access to the foreign exchange market as from the entry and/or settlement of this type of transactions.

iv)	In the case that the payment for imports of services is performed within the framework of the mechanism provided for in Article 7.11 of the Exchange Regime.

v)

The customer has a “Certification for the regimes of access to foreign currency for the incremental production of oil and/or natural gas (Decree No. 277/22)” issued within the framework of the provisions of Article 3.17 of the Exchange Regime.

vi)	The payment corresponds to transactions financed or guaranteed prior to December 12, 2023, by local or foreign financial entities.

vii)	The payment corresponds to operations financed or guaranteed prior to December 12, 2023, by international organizations and/or official credit agencies.

(d)	Payments of services abroad up to December 12, 2023.

The Central Bank’s prior approval shall be required for access to the foreign exchange market to make payments for non-resident services rendered or accrued up to December 12, 2023, except when in addition to the other applicable requirements, the entity verifies the Articles 13.4.1 to 13.4.8 of the Exchange Regime.

External financial indebtedness

In order for resident debtors to be able to access the foreign exchange market to cancel foreign financial indebtedness disbursed as of September 1, 2019, it is necessary that the loan proceeds have been settled through the foreign exchange market and that the transaction has been declared in the External Assets and Liabilities Survey.

Repayment of foreign currency debt among residents

Access to the foreign exchange market for the repayment of debts and other obligations in foreign currency between residents, contracted as of September 1, 2019, is prohibited.

However, it establishes as exceptions the cancellation as from its maturity of principal and interest of:

•	Financing in foreign currency granted by local financial entities (including payments for consumption in foreign currency through credit cards).

•	Foreign currency liabilities between residents instrumented through public registries or deeds on or before August 30, 2019.

•

Issuances of debt securities made on or after September 1, 2019, with the purpose of refinancing foreign currency obligations between residents instrumented through public registries or public deeds before August 30, 2019, and involving an increase in the average life of the obligations.

•

The payment, at maturity, of the principal and interest services of new issues of debt securities made on or after November 29, 2019, with public registration in the country, denominated and payable in foreign currency in the country, to the extent that: (i) they are denominated and subscribed in foreign currency; (ii) the respective principal and interest services are payable in the country in foreign currency; and (iii) the totality of the funds obtained with the issue are settled through the foreign exchange market.

•

Issues made between October 9, 2020, and December 31, 2023, of debt securities with public registration in the country, with an average life not inferior to two years, denominated in foreign currency and whose services are payable in a foreign country or foreign currency in the country, that were delivered to creditors of financial indebtedness and or/ debt securities with public registry in the country denominated in foreign currency with maturities between October 15, 2020 and December 31, 2023, that has been delivered to creditors as a part of the refinancing parameters timely required in Article 3.17 of the Exchange Regime, following the requirements of Article 3.6.1.4 of the Exchange Regime.

•

Issues made as from January 7, 2021 of debt securities with public registration in the country denominated in foreign currency and whose services are payable in foreign currency in the country, to the extent that they have been delivered to creditors to refinance pre-existing debts with extension of the average life, when it corresponds to the amount of the refinanced capital, interest accrued up to the refinancing date and, to the extent that the new debt securities do not mature before 2023, the amount equivalent to the interest that would accrue until December 31, 2022 on the indebtedness that is refinanced early and/or on the deferral of the refinanced principal and/or on the interest that would accrue on the amounts so refinanced.

•

The issuance of debt securities with public registry in the country that were included in Article 7.11.1.5, to the extent that the record of customs entry of goods for a value equivalent to the financing received is demonstrated.

Principal payments under related counterparty debt until December 31, 2024

Central Bank’s prior approval is required to access the foreign exchange market to make payments abroad of principal and interest of financial debts when the creditor is a counterparty related to the debtor. This requirement is applicable until December 31, 2024, in accordance with Article 3.5.6 of the Exchange Regime. Likewise, these debts will continue to be subject to prior approval even if there is a change in the creditor or the debtor which means that there is no longer a link between the creditor and the resident debtor.

The Central Bank’s prior approval shall not be required: (i) in the case of local financial institutions’ own transactions; (ii) in the case of a financial indebtedness abroad with an average life of not less than two years and the funds have been deposited and settled through the foreign exchange market as from October 2, 2020; (iii) in the case of a financial indebtedness abroad that meets all of the following conditions: (a) the funds have been used to finance projects within the framework of the Plan for the Promotion of Argentine Natural Gas Production -Supply and Demand Scheme 2020-2024 established in Article 2 of Decree No. 892/2020 (“Plan GasAr 2020-2024), (b) the funds have been deposited and settled through the foreign exchange market as from November 16, 2020, (c) the indebtedness has an average life of not less than two years. Likewise, the aforementioned conformity shall not be applicable when (1) the client has a “Certification of Increase of Exports of Goods” for the years 2021 to 2023, issued within the framework of the provisions of Article 3.18 of the Exchange

Regime for the equivalent of the amount of capital to be paid, (2) in the case of a financial indebtedness abroad with an average life of not less than 2 (two) years, settled between August 21, 2021 and December 12, 2023, and which was originally used to pay commercial debts for the import of goods and services that originated the issuance of a Certificate of Entry of New Financial Indebtedness Abroad within the framework of Article 3.19 of the Exchange Regime; (3) in the case of a financial indebtedness abroad with an average life of not less than 2 (two) years originated between August 27, 2021 and December 12, 2023, originated in a refinancing with the creditor of commercial debts for the importation of goods and services within the framework of the provisions of Article 3. 20 of the Exchange Regime; the entity must have a certification for access to the foreign exchange market issued within the 5 (five) previous business days, by the entity that registered with the Central Bank within the concept code “P17. Registration of refinancing of commercial debt under item 20 of Communication “A” 7,626”; (4) the customer has a Certification for the regimes of access to foreign currency for the incremental production of oil and/or natural gas, issued within the framework of the provisions of Article 3.21 of the Exchange Regime, for the equivalent of the amount of capital to be paid; (5) it is a financial indebtedness abroad included in the mechanism of Article 7.11 of the Exchange Regime and the access date is consistent with the conditions required to be included in such mechanism.

Article 3.5.4 of the Exchange Regime establishes that, as long as the requirement to obtain prior approval to access the foreign exchange market to pay, at maturity, the principal and interests of external financial indebtedness, such requirement will not be applicable when the use of the funds has been the financing of projects within the framework of the Plan GasAr 2020-2024; when the funds have been deposited and settled through the foreign exchange market as from November 16, 2020 and the average life of the indebtedness is not less than two years.

Access to the foreign exchange market for the payment of new issues of debt securities

Entities may access to the foreign exchange market for the payment of principal and services of debt securities denominated and publicly registered abroad when the debtor has settled through the foreign exchange market an amount equivalent to the face value of the external indebtedness.

The aforementioned requirement will be deemed to be met for the portion of debt securities publicly registered abroad issued as from January 7, 2021, intended to refinance pre-existing debt by extending their average life, for an amount equivalent to the refinanced principal, and provided that the new securities do not have a principal maturity schedule within two years, for interest accrued through the date of refinancing and, interest that would accrue during the first two years on the refinanced indebtedness and/or on the deferral of the refinanced principal and/or interest that would accrue on the refinanced amounts.

Duly registered securities that are denominated and payable in foreign currency in Argentina

Pursuant to Article 2.5 of the Exchange Regime, resident debt issuers will have access to the foreign exchange market for the payment at maturity of principal and interest of duly registered debt security issues that are denominated and payable in foreign currency in Argentina, to the extent that (i) they are fully subscribed in foreign currency, and (ii) provided that the proceeds of the issue are previously settled through the foreign exchange market.

Non-resident access to the foreign exchange market

Pursuant to Article 3.13 of the Exchange Regime, the prior approval of the Central Bank will be required for access to the foreign exchange market by non-residents for the purchase of foreign currency, with the exception of the following situations: (a) international organizations and institutions that perform the functions of official export credit agencies; (b) diplomatic representations and consular and diplomatic personnel accredited in the country for transfers made in the exercise of their functions; (c) representatives of courts, authorities or offices, special missions, commissions or bilateral organizations established by treaties or international agreements, to which the Argentine Republic is a party, to the extent that the transfers are made in the exercise of their functions; (d) transfers abroad on behalf of persons who are beneficiaries of retirement and/or pensions paid by the National Administration of Social Security (“ANSES”), for up to the amount paid by such agency in the calendar month and to the extent that the transfer is made to a bank account owned by the beneficiary in his/her registered country of residence; (e) purchase of foreign currency in cash by non-residents for tourism and travel expenses, up to a maximum amount of US$ 100, to the extent that the financial institution can verify in the online system implemented by the Central Bank that the customer has settled an amount equal to or greater than the amount to be purchased within the 90 days prior to the transaction; (f) transfers to offshore bank accounts of persons who are beneficiaries of pensions granted by the National State in accordance with Laws Nos. 24,043, 24,411, 25,914 and complementary laws; and (g) repatriations of direct investments of non-residents in companies that are not controlling companies of local financial entities, to the extent that the capital contribution has been entered and settled through the foreign exchange market as from October 2, 2020 and the repatriation takes place at least two years after its entry.

Access to the foreign exchange market for savings or investment purposes by individuals

Pursuant to Article 3.8 of the Exchange Regime, Argentine residents may access the foreign exchange market for purposes of asset formation abroad, family assistance and derivative transactions (with some expressly stated exceptions) for up to US$ 200 (through debits to local bank accounts) or US$ 100 (in cash) per person per month through all authorized exchange entities. If the access involves a transfer of funds abroad, the destination account must be an account owned by the same person.

In all cases, the general requirements detailed under “—Specific Provisions on Access to the Foreign Exchange Market—General Requirements” apply.

Purchases in Argentine pesos made abroad with debit cards and amounts in foreign currency acquired by human persons in the foreign exchange market as from September 1, 2020, for the payment of obligations between residents within the framework of Article 3.6 of the Exchange Regime, including payments for purchases with credit cards in foreign currency, will be deducted, as from the following calendar month, from the monthly quota of US$ 200. If the amount of such purchases exceeds the quota available for the following month or such quota has already been absorbed by other purchases made since September 1, 2020, such deduction shall be made from the quotas of the following months until the amount of such purchases is completed.

The corresponding entity will verify in the online system implemented by the Central Bank whether the person has not reached the limits set for the corresponding calendar month or has not exceeded them in the previous calendar month and, therefore, is entitled to perform the exchange transaction, and will request the customer to submit a sworn statement stating that such person is not a beneficiary of any “Zero Rate Credits” referred to in Article 9 of Decree No. 332/2020, as amended, “Subsidized Rate Credits for Companies” and/or “Zero Rate Credits for Culture”.

In addition, by means of Communication “A” 7,606, the Central Bank established that users of public utilities that requested and obtained the subsidy in the tariffs derived from the supply of natural gas and/or electric energy, as well as those that had obtained it automatically, and those that maintain the subsidy in the potable water tariffs, may not, while maintaining the mentioned benefit: (i) access the foreign exchange market to make purchases of foreign currency by human persons for the formation of foreign assets of residents, remission of family aid and for operations with derivatives, under the terms of Article 3.8. of the rules on exterior and foreign exchange; nor (ii) to carry out the transactions set forth in Article 4.3.2. of the rules on exterior and foreign exchange.

Finally, through Communication “A” 7,609 the Central Bank established, effective as from September 20, 2022, that customers who are legal persons residing in the country engaged in agricultural activities who sell goods within the framework of Decree No. 576/2022 to those who export them directly or as a result of a productive process carried out in the country may not: (i) access the foreign exchange market to make purchases of foreign currency by human persons for the formation of foreign assets of residents, remission of family assistance and for transactions with derivatives, under the terms of Article 3.8. of the regulations on exterior and foreign exchange; nor (ii) to carry out the transactions set forth in Article 4.3.2. of the regulations on exterior and foreign exchange. These last provisions are not applicable to human persons.

Access to the foreign exchange market by other residents -excluding entities- for the formation of foreign assets and for derivative transactions

Pursuant to Article 3.10 of the Exchange Regime, access to the foreign exchange market for the constitution of foreign assets and for derivative transactions by local governments, investment funds, other universalities established in Argentina, requires the prior authorization of the Central Bank.

Access to the foreign exchange market by guarantee trusts for the payment of principal and interest

Pursuant to Article 3.7 of the Exchange Regime, Argentine guarantee trusts created to guarantee principal and interest payments of resident debtors may access the foreign exchange market to make such payments at their scheduled maturity, to the extent that, in accordance with the applicable regulations in force, the debtor would have had access to the foreign exchange market to make such payments directly. Also, under certain conditions, a trustee may access the foreign exchange market to guarantee certain principal and interest payments on foreign financial debt and anticipate access to the foreign exchange market.

Derivative transactions

Article 3.12 of the Exchange Regime requires that, as from September 11, 2019, the settlement of futures transactions in regulated markets, “forwards”, options and any other type of derivatives entered into in the country, be made in Argentine pesos.

Likewise, access to the foreign exchange market will be allowed for the payment of premiums, constitution of guarantees and cancellations corresponding to interest rate hedging contract transactions for the obligations of residents abroad declared and validated, as applicable, in the Relevance of Foreign Assets and Liabilities, provided that such guarantees do not cover risks higher than the foreign liabilities incurred by the debtor at the interest rate of the risk being hedged through such transaction. The client that access the local market through this mechanism must designate an authorized institution to operate in the foreign exchange market that will do the follow up the operation and will submit a sworn statement committing to repatriate and settle the funds corresponding to it as a consequence of such operation or as a consequence of the release of the money from the guarantee, within 5 business days following the date on which such payment or release occurs.

Profit and dividend payment

Pursuant to Article 3.4 of the Exchange Regime, access to the foreign exchange market for the transfer of foreign currency abroad for the payment of dividends and profits to non-resident shareholders is subject to the prior approval of the Central Bank, unless the following requirements are met:

(i)	Dividends must correspond to closed and audited balance sheets.

(ii)	The total amount paid to non-resident shareholders shall not exceed the amount in Argentine pesos that correspond according to the distribution determined by the shareholders’ meeting.

(iii)	If applicable, the External Assets and Liabilities Survey must have been complied with for the transactions involved.

(iv)	The company falls within one of the following situations and fulfills all the conditions stipulated in each case:

(a)

Records direct investment contributions settled as of January 17, 2020. In which case, (i) the total amount of transfers made in the foreign exchange market for the payment of dividends to non-resident shareholders may not exceed 30% of the total value of the capital contributions made in the relevant local company that have entered and been settled through the foreign exchange market as of January 17, 2020, (ii) access will only be granted after the expiration of a term of not less than 30 calendar days as from the settlement date of the last capital contribution taken into account to determine the aforementioned 30% capital cap, and (iii) the definitive capitalization of the capital contributions must be accredited or, failing that, the filing of the registration procedure of the capital contribution with the Public Registry must be evidenced. In this case, the accreditation of the definitive capitalization must be made within 365 calendar days following the date of the initial filing with the Public Registry.

(b)

Profits generated in projects under the Plan GasAr 2020-2024. In this case, (i) the profits generated by the foreign direct investment contributions entered and settled through the foreign exchange market as from November 16, 2020, destined to the financing of projects framed within the Plan GasAr 2020-2024. If the client is a direct beneficiary of Decree No. 277/2022, the value of the benefits of the client, directly or indirectly, shall be deducted from the amount allowed in the preceding paragraph, (ii) the access to the foreign exchange market occurs no earlier than two years from the date of settlement in the foreign exchange market of the contribution that allows the framing in this section, and (iii) the client must submit the documentation supporting the definitive capitalization of the contribution.

(c)	The client must have a Certification of Increased Exports of Goods.

(d)	It has certification under the foreign exchange access regimes for incremental production of oil and/or natural gas.

Cases that do not comply with the above conditions will require the prior approval of the Central Bank to access the foreign exchange market for the purchase of foreign currency for the distribution of profits and dividends.

Other specific provisions

Swaps, arbitrage and securities transactions

Financial institutions may carry out foreign exchange operations and arbitrage operations with their clients in the following cases:

(i)	An individual transfers funds from his local accounts (which are already in foreign currency) to his own bank accounts outside of Argentina.

(ii)

The transfer of foreign currency abroad by local common depositaries of marketable securities in connection with income received in foreign currency on account of principal and interest services on Argentine treasury bonds when such transaction is part of the payment procedure at the request of foreign common depositaries.

(iii)

Foreign currency transfers abroad made by individuals from their local accounts denominated in foreign currency to offshore collection accounts up to an amount of US$ 500 in any month, provided that the individual submits a sworn statement stating that the transfer is made to assist in the support of Argentine residents who were forced to remain abroad in compliance with the measures adopted in response to the COVID-19 pandemic.

(iv)

Arbitrage transactions not originating in transfers from abroad may be carried out without any restriction, to the extent that the funds are debited from a foreign currency account held by the customer with a local financial institution. To the extent that the funds are not debited from a foreign currency account held by the customer, these transactions may be carried out by individuals, without the prior approval of the Central Bank, up to the amount allowed for the use of cash under Articles 3.8. and 3.13 of the Exchange Regime.

(v)

Exchange and arbitrage transactions by non-resident individuals may be carried out without restrictions to the extent that the funds are credited to a tourist savings bank in accordance with the regulations on savings deposits, salary and special accounts.

(vi)

Payments of debts originated in the importation of goods with customs goods with customs entry registration up to December 12, 2023 or in services rendered or accrued by non-residents up to the aforementioned date, to the by non-residents up to the mentioned date to the extent that the remaining regulatory requirements are met and they are and are realized with funds deposited in a local account and originated in collections of capital and interest in foreign and interest in foreign currency of the Bonds for the Reconstruction of a Free Argentina (BOPREAL).

(vii)

Transfer of foreign currency abroad of customers from their special account for the Regime of Promotion of the Knowledge Economy to the extent that the regulatory requirements established for such purposes for each type of operation are complied with.

(viii)

All other exchange and arbitrage operations may be carried out by customers without the prior approval of the Central Bank to the extent that they would be permitted without such approval under other exchange regulations. This also applies to local common securities depositories with respect to income received in foreign currency as payments of principal and interest on foreign currency securities paid in Argentina.

If the transfer is made in the same currency in which the account is denominated, the financial institution will credit or debit the same amount as that received or sent from abroad. When the financial institution charges a commission or fee for these transactions, it will be instrumented in a specifically designated item.

Securities transactions

According to CNV General Resolution No. 988/2023, sales of marketable securities with settlement in foreign currency, in any jurisdiction and regardless of the law under which they are issued may be made, provided that a minimum holding period of 1 business day counted as of its accreditation at the Central Depository Agent of Negotiable Securities, to the extent that the purchases of the marketable securities in question have been made against Argentine pesos.

Likewise, transfers to foreign depository institutions of marketable securities purchased with Argentine pesos, regardless of the law under which they are issued, must comply with a minimum holding period of 1 business day as from the date of deposit of such marketable securities, unless such accreditation (i) results from a primary placement of marketable securities issued by the National Treasury or by the Central Bank of the Argentine Republic, in the framework of the Communication “A” 7.918, as amended, (ii) is made under the terms of the provisions of points 3.16.3.6.v) and 4.7.2.2.2. of the Exchange Regime, and the Agents must verify compliance with the conditions set forth therein prior to making any of the aforementioned transfers, keeping the supporting documentation in the respective files, or (iii) refers to Argentine shares and/or certificates of deposit (CEDEAR) traded in markets regulated by the CNV. Intermediaries and trading agents must verify compliance with the aforementioned minimum holding period of marketable securities.

In addition, (i) the beneficiaries of refinancings provided for in Article 1.1.1. of the rules on “Financial Services within the Framework of the Sanitary Emergency provided for by Decree No. 260/2020 Coronavirus (COVID-19)”, until their total cancellation, (ii) the beneficiaries of “Zero Rate Credits”, “Zero Rate Credits 2021”, “Zero Rate Credits Culture” or “Subsidized Rate Credits for Companies”, provided for in Articles1. 1.2. and 1.1.3. of the rules on “Financial Services within the Framework of the Sanitary Emergency provided by Decree No. 260/2020 Coronavirus (COVID-19)”, until their total cancellation, (iii) the beneficiaries of financing in Argentine pesos under section 2 of the Communication “A” 6,937, Articles2 and 3 of Communication “A” 7. 006, as supplemented; until its total cancellation, (iv) the beneficiaries of Article 2 of the Decree No. 319/2020 and complementary and regulatory rules, for the duration of the benefit with respect to the update of the value of the installment, and (v) the persons included in the Joint Resolution of the President of the Honorable Senate of the Nation and of the President of the Honorable Chamber of Deputies of the Nation No. 12/2020; will be prevented from selling marketable securities issued by residents to be settled in foreign currency in Argentina or transferring such marketable securities to foreign depositories or exchanging marketable securities issued by residents for foreign assets or the acquisition in the country with settlement in Argentine pesos of marketable securities issued by non-residents. Customers included in the Central Bank Communications “A” 7,606 and “A” 7,609 may not carry out these transactions either.

Special provisions for financing under the Plan GasAr

Article 3.5.5 of the Exchange Regime states that to the extent that the Central Bank’s prior conformity requirement is in effect for access to the foreign exchange market for the cancellation at maturity of principal and interest on foreign financial debt, this requirement shall not apply to the extent that all of the following conditions are met:

(i)	The funds were used to finance projects within the framework of the Plan GasAr.

(ii)	The funds have been deposited and settled by the foreign exchange market as of November 16, 2020; and

(iii)	The indebtedness has an average life of not less than two years.

Special provisions for the Export Investment Promotion Regime established by Decree No. 234/2021

The Decree No. 234/2021 established a new Export Investment Promotion Regime (the “Promotion Regime”), with the objective, among others, of increasing exports of goods and promoting sustainable economic development. The Ministry of Economy and the Ministry of Productive Development will be the authorities for the application of the Promotion Regime.

The Promotion Regime covers investments for new productive projects in, among others, forestry, mining, hydrocarbon, manufacturing and agro-industrial activities, as well as the expansion of existing business units that require investments to increase their production. The benefits of the Promotion Regime do not apply to commodities such as wheat, corn, soybeans and biodiesel, among others. Although the regulatory entities may include and/or exclude activities from the Promotion Regime, the decree establishes that vested rights will not be affected.

The requirements are as follows:

(i)	Both legal entities and individuals, resident or non-resident, may apply.

(ii)	Presentation of an “Export Investment Project” consisting of a minimum direct investment of US$ 100,000,000.

(iii)	Comply with the terms and conditions of the projects submitted and approved by the regulators.

(iv)

The followings time are not eligible to apply for the Promotion Regime: (a) individuals and legal entities whose representatives or directors have been convicted of certain crimes with prison sentences and/or disqualification for a specific period of time; (b) individuals and legal entities with overdue and unpaid tax or social security debts; (c) individuals and legal entities with tax or social security debts; (d) individuals and legal entities that have unpaid taxes, fees, fines or surcharges imposed on them by a final judicial or administrative decision in customs, exchange, tax or social security matters; and (e) individuals that have unjustifiably failed to comply with their obligations in connection with other promotion schemes.

Once the relevant requirements have been verified, the application authority will approve the project and will issue an “Export Investment Certificate” for the purpose of accessing the benefits established by the Promotion Regime, which will have a term of 15 years.

Beneficiaries participating in the Export Promotion Regime may apply up to 20% of the foreign currency income obtained from exports related to the project to (i) the payment of principal and interest of financial or commercial debts with foreign countries, (ii) the payment of dividends, and (iii) the repatriation of direct investments of non-residents. However, this benefit may not exceed an annual maximum of 25% of the gross amount of foreign currency liquidated by such beneficiary through the foreign exchange market to finance the development of the project. In estimating the gross amount of foreign currency settled by the beneficiary in the foreign exchange market to finance the project, foreign currency flows from exports will not be taken into account.

In the case of projects involving investments in excess of US$ 500,000,000, the beneficiaries may opt to access an extended benefit for each year in which the benefit previously provided for has not been used.

In the case of projects involving investments between US$ 500,000,000 and US$ 1,000,000,000, for each year in which the benefit has not been used, they may enjoy, for two consecutive years, an amount of free application equivalent to double the percentage previously foreseen.

The calculation of the benefit will be made on the foreign exchange earned from exports related to the project during the year in which the extended benefit is used.

The amount of the free application benefit may not exceed an annual maximum of 40% of the gross amount of the foreign currency effectively entered by the beneficiary in the foreign exchange market to finance the development of the project, at the time of making use of the same.

The benefits of the Promotion Regime will cease (i) upon expiration of the term of use, (ii) in certain cases, when the beneficiary ceases to have the capacity to carry out the activity that is the reason for the investment project, as established in the applicable regime, or (iii) if the beneficiary fails to comply with its obligations under the Promotion Regime without justification.

Criminal Exchange Regime

The Exchange Regime establishes that transactions that do not comply with the exchange regulations established by the Exchange Regime will be subject to the Criminal Exchange Regime (Law No. 19,359 and amendments).

For further information on the exchange control restrictions and regulations in force, you should consult your legal advisors and read the applicable rules mentioned in this document, as well as their amendments and complementary regulations, which are available on the website: http://www.infoleg.gob.ar or on the Central Bank’s website https://www.bcra.gob.ar, as applicable. The information contained in these websites is not part of this annual report and is not deemed to be incorporated herein.

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

A U.S. holder generally will be entitled, subject to a number of complex limitations and conditions, to claim a U.S. foreign tax credit in respect of any Argentine income taxes withheld on dividends received on Class B shares or ADSs. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, the dividends should generally constitute “passive category income”. The rules governing foreign tax credits are complex and recently issued final U.S. Treasury Regulations (“Final FTC Regulations”) have imposed additional requirements that must be met for a foreign tax to be creditable, and we do not intend to determine whether such requirements will be met in case Argentine taxes are withheld. However, recent notices (the “Notices”) from the IRS indicate that the U.S. Treasury and the IRS are considering proposing amendments to the Final FTC Regulations and allow taxpayers, subject to certain conditions, to defer the application of many aspects of the Final FTC Regulations until the date when a notice or other guidance withdrawing or modifying this temporary relief is issued (or any later date specified in such notice or other guidance). U.S. holders who do not elect to claim a credit for any foreign taxes paid during the taxable year may instead claim a deduction of such Argentine income taxes, provided that the U.S. holder elects to deduct (rather than credit) all foreign income taxes paid or accrued for the taxable year. Dividends received with respect to the Class B shares or ADSs will be treated as foreign source income for U.S. foreign tax credit purposes. The IRS has expressed concern that intermediaries in connection with depositary arrangements may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. persons who are holders of depositary shares. Accordingly, investors should be aware that the discussion above regarding the availability of foreign tax credits for Argentine withholding tax on dividends paid with respect to Class B shares represented by ADSs could be affected by future action taken by the IRS. U.S. holders are urged to consult their independent tax advisors regarding the availability of foreign tax credits with respect to any Argentine income taxes withheld from a dividend on the Class B shares or ADSs.

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

If Argentine withholding tax is imposed on the sale, exchange or other taxable disposition of Class B shares or ADSs, the amount realized by a U.S. holder will include the gross amount of the proceeds of such sale, exchange or other taxable disposition before deduction of the Argentine withholding tax. Any gain from the sale, exchange or other taxable disposition of Class B shares or ADSs generally will be treated as U.S. source income. Subject to the Notices described above, under the Final FTC Regulations, Argentine taxes on disposition gains of U.S. Holders are likely not creditable for U.S. federal income tax purposes. If the Argentine tax is not a creditable tax, the tax may reduce the amount realized on the sale or other disposition of the shares even if the U.S. Holder has elected to claim a foreign tax credit for other taxes in the same year. U.S. holders are urged to consult their own tax advisors regarding the application of the U.S. foreign tax credit rules to their investment in, and disposition of, Class B shares or ADSs.

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

Income Tax

Taxation on Dividends

According to the amendments introduced to the Income Tax Law (“ITL”), taxation applicable on the distribution of dividends from Argentine companies would be as follows:

(i)

Dividends originated in profits obtained during tax periods beginning up to December 31, 2017, whether disbursed in cash, property or other equity securities: no Argentine income tax withholding would apply on dividend distributions except for the application of the Equalization Tax. The equalization tax is applicable when the dividends distributed are higher than the “net accumulated taxable income” of the immediate previous fiscal period from when the distribution is made. To determine the “net accumulated taxable income” from the income calculated by the Income Tax Law, the income tax paid in the same fiscal period should be subtracted and the local dividends received in the previous fiscal period should be added to such income. The Equalization Tax would be imposed as a 35% withholding tax on the shareholder receiving the dividend. Dividend distributions made in property (other than cash) would be subject to the same tax rules as cash dividends. Stock dividends on fully paid shares (“acciones liberadas”) are not subject to Equalization Tax.

(ii)

Dividends on Argentine shares originated in profits obtained during fiscal years initiated on or after January 1, 2018, and paid to Argentine resident individuals and/or non-Argentine residents would be subject to a 7% income tax withholding on the amount of such dividends (“Dividend Tax”). However, if dividends are distributed to Argentine Entities (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina), no Dividend Tax should apply. Equalization Tax is not applicable.

For Argentine individuals and undivided estates not registered before the Argentine tax authorities as taxpayers for income tax purposes, as well as for non-Argentine residents, the Dividend Tax withholding will be considered a final payment. Argentine individuals and undivided estates are not allowed to offset income arising from the distribution of dividends on Argentine shares with losses from other types of operations.

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

Capital gains obtained by Argentine corporate entities (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina, among others) derived from the sale, exchange or other disposition of shares in Argentine entities are subject to income tax on the net income at a progressive tax rate system (set from 25% to 35% depending on the net accumulated taxable income). The applicable scales for fiscal periods commencing on January 1, 2024, are as follows: (i) net taxable income accumulated up to $34,703,523.08 will be subject to a rate of 25%; (ii) net taxable income accumulated over $34,703,523.08 up to $347,035,230.79 will incur a payment of $8,675,880.77 plus 30% on the excess over $347,035,230.79; and (iii) net taxable income accumulated from $347,035,230.79 onwards will be subject to a payment of $102,375,393.08 plus 35% on the excess over $347,035,230.79.

The amounts stated above are annually updated since January 1, 2022 based on an inflation index.

Losses arising from the sale of shares can only be offset against income derived from the same type and source of operations, for a five-year carryover period.

Starting in 2018, income obtained by Argentine resident individuals and undivided estates located in Argentina from the sale of shares and other securities are exempt from capital gains tax in the following cases: (i) shares placed through a CNV- authorized public offering; and/or (ii) shares traded on CNV- authorized stock markets with segments ensuring priority of price-time and interference of offers; and/or (iii) the sale, exchange or other disposition of shares through CNV-authorized tender offer regimes and/or share exchanges.

In addition, Section 34 of Law No. 27,541, provides that since tax period 2020, in the case of securities under the provisions of Section 98 of the Income Tax Law, not included in the first paragraph of Section 26 subsection u) of the Income Tax Law, Argentine resident individuals and undivided estates located in Argentina are exempt from capital gains tax derived from their sale, exchange, or disposal to the extent said securities are listed on stock exchanges or securities markets authorized by the CNV, without being applicable the provisions of Section 109 of the Income Tax Law. In this sense, Section 109 of the Income Tax Law provides that the total or partial exemptions established or that will be established in the future by special laws regarding securities, issued by the national, provincial, or municipal States or the City of Buenos Aires, will not have effects on income tax for Argentine resident individuals and undivided estates located in Argentina. ADSs would not qualify for the exemption applicable to Argentine resident individuals since the referred conditions would not apply.

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

If Argentine resident individuals and undivided estates located in Argentina perform a conversion procedure of securities representing shares, that do not meet the exemption requirements stated in the conditions mentioned in points (i), (ii) and (iii) of the paragraph above, with the intention to hold instead the underlying shares that do comply with said requirements, such conversion would be considered a taxable transfer of the securities representing shares for which the fair market value by the time the conversion takes place should be considered. The same tax treatment will apply if the conversion process involves shares that do not meet the exemption requirements stated above that are converted into securities representing shares to which the exemption is applicable.

Once the underlying shares or securities representing shares are converted, the results obtained from the sale, exchange, swap or any other disposition thereof would be exempt from income tax provided that the conditions mentioned in points (i), (ii) and (iii) of the paragraph above are satisfied.

In light of amendments introduced by Law No. 27,541, it could also be construed that a capital gains exemption could also apply for Argentine resident individuals and undivided estates located in Argentina if the securities involved in the conversion process are listed on stock exchanges or securities markets authorized by the CNV (although the matter is not free from doubt and further clarifications should be issued).

Due to the amendments introduced to the Income Tax Law, as from 2018, non-Argentine resident individuals or legal entities (“Foreign Beneficiaries”) are also exempt from income tax derived from the sale of Argentine shares in the following cases: (i) when the shares are placed through a public offering authorized by the CNV; and/or (ii) when the shares are traded on CNV- authorized stock markets, under segments that ensure priority of price-time and interference of offers; and/or (iii) when the sale, exchange or other disposition of shares is made through a tender offer regime and/or exchange of shares authorized by the CNV. The applicable exemption on the sale of Argentine shares will proceed as long as the Foreign Beneficiary does not reside or the funds do not originate from “non-cooperative jurisdictions” (as defined below) and, in accordance with Section 90 of the Regulatory Decree of the Income Tax Law (RD ITL).

In addition, the Law No. 27,430 stated that income derived from the sale of ADSs is categorized as Argentine source income. However, capital gains obtained from the sale, exchange or other disposition of ADSs by Foreign Beneficiaries that reside in jurisdictions that are not considered “non- cooperative jurisdictions” and, in accordance with Section 90 of the RD ITL, whose funds do not originate from jurisdictions considered “non-cooperative jurisdictions”, are exempt from income tax on capital gains derived from the sale of ADSs to the extent the underlying shares are authorized for public offering by the CNV.

In case Foreign Beneficiaries conduct a conversion process of shares that do not meet the exemption requirements, into securities representing shares that are exempt from income tax pursuant to the conditions stated above, such conversion would be considered a taxable transfer for which the fair market value by the time the conversion takes place should be considered.

In case the exemption is not applicable, and the Foreign Beneficiaries are not resident nor their invested funds are not originated in a non-cooperative jurisdictions, the gain derived from the disposition of ADSs would be subject to Argentine income tax at a 15% rate on the net capital gain or at a 13.5% effective rate on the gross price.

For Foreign Beneficiaries resident in or whose funds come from jurisdictions considered as non-cooperative for purposes of fiscal transparency, the tax rate applicable to the sales of shares and/or ADSs is assessed at 35% rate applicable on a presumed net gain basis set at 90%. General Resolution (AFIP) No 4,227/2017 also provides different payment mechanisms depending on the specific circumstances of the sale transaction. In line with Section 252 of the RD ITL, in the cases included in the last paragraph of Section 98 of the ITL (i.e., when the acquirer and the seller of the security involved are non-Argentine residents), the tax shall be paid by the foreign seller directly through the mechanism established for such purpose by the tax authorities, or (i) through an Argentine individual resident with sufficient mandate or (ii) by the foreign seller’s legal representative domiciled in Argentina.

Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from holding and disposing of Class B shares and ADSs and whether any different treatment under a treaty to avoid double taxation could apply.

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation with Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, Mexico, the Netherlands, Norway, Qatar, Russia, Spain, Sweden, Switzerland, the UK, and Uruguay. The treaties signed with China, Luxembourg, Turkey, Austria and Japan are still undergoing the respective ratification procedures. There is currently no tax treaty for the avoidance of double taxation in effect between Argentina and the United States. Since January 2021 an international administrative agreement for the exchange of information between the Argentine tax administration (“AFIP”) and the United States tax administration (Internal Revenue Service, “IRS”), has been in force.

Additionally, it should be noted that a legislative bill has undergone parliamentary consideration, approving the “Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting,” signed within the framework of the OECD. The approval of this bill will result in modifications to the agreements signed with 17 jurisdictions.

It is not clear when, if ever, a treaty and/or MLI will be ratified or entered into effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our Class B shares or ADSs that is a U.S. resident. Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be (i) exempted from the payment of the personal assets tax and (ii) entitled to apply for reduced withholding tax rates on payments to be made by Argentine parties if certain conditions are met.

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

In addition, General Resolution (AFIP) N° 4815/2020 established on the operations subject to PAIS Tax and for the taxpayers defined in Article 36 of Law No. 27,541 that qualify as Argentine residents, in the terms of Article 116 and subsequent of the Income Tax Law, the application of a thirty percent (30%) income tax collection on the amounts in Ps. that, for each case, are detailed in Article 39 of the Law No. 27,541.

Said collection will be considered an advance payment of the income tax and will be computable in the annual income tax return or, where appropriate, the annual personal assets tax return, corresponding to the fiscal period in which they were incurred. If a surplus is generated in the corresponding tax, it will be considered direct income and can be used to offset other tax obligations.

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

Other taxes

There are no federal inheritance or succession taxes applicable to the ownership, transfer or disposition of our Class B shares or ADSs. At the provincial level, the province of Buenos Aires imposes a tax on free transmission of assets, including inheritance, legacies, donations, etc. For tax period 2024, any gratuitous transfer of property lower than or equal to Ps.2,038,752 is exempt. This amount is increased to Ps.8,488,486 in the case of transfers among parents, sons, daughters and spouses. The amount to be taxed, which includes a fixed component and a variable component that is based on differential rates (which range from 1.6026% to 9.5131%), varies according to the property value to be transferred and the degree of kinship of the parties involved. Free transmission of Class B shares or ADSs could be subject to this tax. Holders of Class B shares and ADSs are encouraged to consult a tax advisor as to the tax consequences arising in the involved jurisdictions.

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

As defined under Section 19 of the Argentine Income Tax Law, “non-cooperative jurisdictions” are those countries or jurisdictions that do not have an agreement in force with the Argentine government for the exchange of information on tax matters or a treaty to avoid international double taxation with a broad clause for the exchange of information. Likewise, those countries that, having an agreement of this type in force, do not effectively comply with the exchange of information will also be considered as non-cooperative. The aforementioned treaties and agreements must comply with international standards of transparency and exchange of information on fiscal matters to which the Argentine Republic has committed. The Executive Branch published a list of the non-cooperative jurisdictions based on the criteria above. In this sense, Section 24 of the RD ITL lists the jurisdictions that should be considered as “non-cooperative” under the disposition of Section 19 of the ITL.

In turn, “low or nil tax jurisdictions” are defined as those countries, domains, jurisdictions, territories, associated states or special tax regimes in which the maximum corporate income tax rate is lower than 60% of the minimum corporate income tax rate established in the first paragraph of Section 73 of the ITL. In light of Section 25 of the RD ITL, for purposes of determining the taxation level referred to in Article 20 of the ITL, the aggregate corporate tax rate in each jurisdiction, regardless of the governmental level in which the taxes were levied must be considered. In turn, “special tax regime” is understood as any regulation or specific scheme that departs from the general corporate tax regime applicable in said country and results in an effective rate below that stated under the general regime.

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

J. Annual Report to Security Holders

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

For measuring options risk, entities that only buy options (and their value is less than 5% of the computable Regulatory Equity of the previous month) or whose positions are covered by positions purchased under the same conditions, may use the option so-called “Simplified method”. This requirement incorporates both the general market risk and the specific risk. In the remaining cases, entities must use the delta-plus method, which uses Greek letters (delta, gamma and vega) to determine the delta equivalent of each position

The chart below, shows the maximum, minimum, average and closing values for the years 2023 and 2022 of the market risk requirements of foreign currency status and status in securities charged to the Trading portfolio:

	2022	2023	Variation 2023
	(in million Pesos)
Minimum	3,845.2	10,471.5	6,626.3
Maximum	11,708.8	38,334.8	26,626.0
Average	6,628.8	20,851.7	14,222.9
December 31,	11,708.8	38,334.8	26,626.0

Market risk for foreign exchange position	2022	2023	Variation 2023
	(in million Pesos)
Minimum	2,948.0	7,991.2	5,043.2
Maximum	8,930.8	32,338.5	23,407.7
Average	4,977.8	15,815.1	10,837.3
December 31,	8,930.8	32,338.6	23,407.8

Market risk for securities position	2021	2022	Variation 2023
	(in million Pesos)
Minimum	729.8	2,462.4	1,732.6
Maximum	3,140.2	12,808.2	9,668.0
Average	1,633.2	5,005.4	3,372.2
December 31,	2,756.6	5,968.2	3,211.6

The increase in market risk year over year (Ps. 26,626 million or 227%) was mainly due to an increase in the market risk for foreign exchange position by Ps. 23,407.8 million or 262% and to an increase in the market risk for securities position by Ps. 3,211.6 million or 116%.

Regarding market risk for foreign exchange position, the reason for the VaR increase was the increase in the forex exchange rate from Ps. 177.13 in

2022 to Ps. 808.48 in 2023, showing a 356% increase. For the other side, a reduction in the foreign currency position was observed.

Regarding market risk for securities position, the main reason for the VaR increase compared to previous year was the increase in the prices of our securities portfolio and to a lesser extent to a growth of government securities portfolio. Government securities portfolio generated an increase in the Var of Ps. 1,531.9 million, compared with December 2022 due to price increases and corporate securities portfolio generated a VaR increase of 1,675.3 million, compared to December 2022, due to both price and volume increases (equally).

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

The following table shows changes in economic value of equity (‘EVE) for last two years (in millions of Pesos):

	2022	2023
Minimum	3,125.0	6,385.1
Maximum	13,053.3	18,095.6
Average	6,569.5	11,248.0
December 31	13,053.3	18,095.6

For the year 2023, in average as well as in the maximum and closing values, the Delta EVE measure increased when compared to the previous year. This variation observed in 2023 is primarily justified by the increase in balances at nominal values, due to the impact of inflation and depreciation during the year.

Furthermore, changes in interest rate curves during 2023 caused an increase in the economic value of equity and consequently in the mentioned measure.

The Central Bank removed all rules and regulations regarding minimum capital requirements for interest rate risk. Notwithstanding this, financial entities must continue to calculate the interest rate risk and remain subject to the Superintendency’s supervision.

For additional information regarding market and interest rate risk management see note 52 “Capital Management, Corporate Governance Transparency and Risk Management” to our audited consolidated financial statements as of December 31, 2023 and 2022.

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

Persons depositing or withdrawing shares may be requested to pay:	For:

U.S.$5.00 (or less) per 100 ADSs (or portion thereof)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders

U.S.$0.02 (or less) per ADS (or portion thereof)	• Any cash distribution to ADS registered holders

Registration fees	• Registration of transfer of shares on our stock registry to or from the name of the depositary or its nominee or the custodian, or its nominee when making deposits or withdrawals

Expenses of the depositary	• Cable, telex and facsimile transmissions

• Conversion of foreign currencies into U.S. dollars

Taxes and other governmental charges the depositary or the custodian, have to pay on any ADS or share underlying an ADS	• As necessary

Any charges incurred by the depositary or its agents, including the custodian,for servicing the deposited securities	• As necessary

4. Fees and Direct and Indirect Payments Made by the Depositary to us

Future Fees and Payments

The depositary has agreed to reimburse us for expenses incurred by us in connection with the administration and maintenance of the ADSs program, including, but not limited to, investor relation expenses, annual NYSE listing fees or other program related expenses. The depositary has also agreed to pay its standard out-of-pocket administrative, maintenance and shareholder services expenses for providing services to the registered American depositary receipts holders, which consist, without limitation, of expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. There are limits and conditions on the amount of expenses for which the depositary will reimburse us. In 2023, we have received the agreed reimbursement from the Depositary.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as of December 31, 2023. There are, as described below, inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

As allowed under SEC guidance, companies are permitted to exclude acquisitions from their final assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred. As such, our management’s assessment of internal control over financial reporting excluded the internal control activities of Banco BMA S.A.U. and their respective subsidiaries, which were acquired on November 3, 2023. We have included the financial results of these in the consolidated financial statements from the date of acquisition. These entities represented approximately 13.1% and 10.4% of our total assets and our shareholders’ equity, respectively, as of December 31, 2023 and 3.0% and 5.4% of our interest income and net income, respectively, for the year then ended.

Our management assessed the effectiveness of the Bank’s internal control over financial reporting as of December 31, 2023. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013). Based on its assessment and those criteria, the Bank’s management concluded that, as of December 31, 2023 the Bank’s internal control over financial reporting was effective.

The effectiveness of the Bank’s internal control over financial reporting as of December 31, 2023, has been audited by Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global Limited), an independent registered public accounting firm, as stated in their report which appears herein.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global Limited), has issued an attestation report on the effectiveness of the Bank’s internal control over financial reporting as of December 31, 2023. The report follows below:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of BANCO MACRO S.A.

Opinion on Internal Control over Financial Reporting

We have audited Banco Macro S.A. and its subsidiaries’ internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Banco Macro S.A. and its subsidiaries (the Bank) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Banco BMA S.A.U. and their respective subsidiaries, which are included in the 2023 consolidated financial statements of the Bank and constituted 13.1% and 10.4% of total assets and shareholders´ equity, respectively, as of December 31, 2023 and 3.0% and 5.4% of interest income and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of the Bank also did not include an evaluation of the internal control over financial reporting of Banco BMA S.A.U. and their respective subsidiaries.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of Banco Macro S.A. and its subsidiaries as of December 31, 2023 and 2022, the related consolidated statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated April 29, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Bank´s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

April 29, 2024

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Our Code of Ethics for our directors and senior management was published on our website at https://www.macro.com.ar/relaciones- inversores/en/corporate-governance/corporate-governance-policy.

Item 16C. Principal Accountant Fees and Services

Fees Paid to Our Principal Accountant

Since 2006 Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global Limited) has served as our principal external auditor. Fees payable to Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global Limited) in 2022 and 2023 are detailed below.

	2022 (1)	2023
	(in thousands of Pesos)
Audit Fees	884,725	1,046,393
Audit Related Fees	3,083	58,301
Tax Fees	6,234	0
All Other Fees	3,899	455
Total	897,941	1,105,149

(1) Figures adjusted for inflation as of December 31, 2023.

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

Audit Committee’s Pre-approval Policies and Procedures

Our audit committee is responsible for, among other things, the oversight of our independent auditors. During the year, the audit committee reviews together with management and the independent auditor, the audit plan, audit related services and other non-audit services. The Audit Committee has approved policies and procedures for pre-approving all non-audit work that would be performed by the Bank’s external auditor. All of the services provided by Pistrelli, Henry Martin y Asociados S.R.L. were approved by the Audit Committee pursuant to these approval policies. None of the hours expended on the principal accountant’s engagement to audit our financial statements for 2023 were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees.

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

303A.01-Independent Directors 303A.02-Independence Tests

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

In all cases, the references made to “significant participation”set forth in the aforementioned independence criteria will be considered as referring to those individuals who hold shares representing at least 5% of the capital stock and or the vote, or a smaller amount when they have the right to elect one or more directors by share class or have other shareholders agreements relating to the government and administration of the company or of its parent company.

In accordancewith the provisions of the Central Bank in Communication “A” 5201 and amendments —“Guidelines for Corporate Governance in Financial Entities”, a director does not meet the status of independent if any of the following situations are met:

(a)   a control relationship according to the guidelines established in point 2.2.1. of the rules on “Large exposures to credit risk”.

(b)   performs executive functions or has performed the aforementioned during the last three years as from the day following the last one in which it has effectively exercised such position. In the case of public financial entities, this term will be one year.

In accordance with the provisions of the Central Bank in Communication “A” 5201 and amendments —“Guidelines for Corporate Governance in Financial Entities”, a director does not meet the status of independent if any of the following situations are met:

(a) a control relationship according to the guidelines established in point 2.2.1. of the rules on “Large exposures to credit risk”.

(b)   performs executive functions or has performed the aforementioned during the last three years as from the day following the last one in which it has effectively exercised such position. In the case of public financial entities, this term will be one year.

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

Our Audit Committee is composed by three directors and the Committee’s presidency is in charge of an independent Director. All the members of the Audit Committee, according to its designation on April 12, 2024, satisfy the independence requirements of Rule 10A-3

(b)   The audit committee must have a written charter that establishes the duties and responsibilities of its members, including, at a minimum, some of the duties and responsibilities required by Rule 10A-3 of the Exchange Act and the following responsibilities set forth in NYSE Sections 303A.07(b)(iii)(A)-H) of the NYSE Manual.

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

Item 16H. Mine Safety Disclosure.

Not Applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspection.

Not Applicable

Item 16J. Insider Trading Policies.

Not Applicable

Item 16K. Cybersecurity.

Risk management and strategy

(1) The entity’s risk management framework includes those related to cybersecurity. The processes range from the identification of potential risks, their analysis, monitoring, as well as the recording of incidents that allow a more robust risk assessment both internally and for third parties. The management framework also contemplates the treatment and escalation of risks at different levels of the company and according to their level of exposure. In addition, internal and external audits assess the adequacy of the established framework.

Banco Macro S.A.‘s Cyber Incident Management Policy defines guidelines for the efficient management of these events, in order to minimize impacts and contain their propagation.

Given the current integration of the technological infrastructure, it is important the correct management of Cyber incidents and the mitigation of their associated risks since they may arise from vulnerabilities or critical technical failures and/or produce a significant impact, affecting the confidentiality, integrity or availability of the information.

The activities contemplated in the policy are aligned with:

•

The business continuity policy, with the objective of establishing an integral cyber-resilience framework, through the integration of the Operational Plans for Technological Recovery (recovery of the Processing Centers, anti-ransoware recovery) and Business Recovery (continuity of manual processes), which must be maintained respecting this premise.

•	The management of technology and information security risks, respecting the provisions of the Entity’s Risk Management Policy.

•	The Entity’s critical processes and those associated with the financial services user protection regulations.

We have established metrics and tools that include: indicators, control reports, evaluation of the tasks developed and identification of opportunities for improvement, which allow us to control deviations from the defined standards and establish corrective action plans for efficient response to incidents. This information is regularly presented to the Technology and Information Security Governance Committee at each of its meetings.

The regulatory framework includes procedures for the collection and incorporation of lessons learned in the Cyber Incident resolution process. The results along with metrics feed into training plans and continuous improvement activities along with an ongoing vulnerability management update.

The policy states that significant Cyber incidents must be recorded in a Cyber incident repository detailing all actions from detection to final resolution, allowing integrated analysis for the improvement of productive processes and systems.

Formalized processes must be defined for the development of the forensic investigation of incidents, requiring them to have audit records of the systems and technological devices that make up the services provided by the Bank.

The response to a cyber incident must be immediate and preventive. In addition, it must include root cause analysis and the necessary forensic analysis, as well as a long-term solution that prevents the incident from recurring and a documented record of the problem.

Upon the occurrence of a Cyber Incident involving the violation of customers’ personal data, which is considered significant, it is reported to the Compliance area of the Integral Risk Management Department, in compliance with the regulations in force (Law No. 25,326—Personal Data Protection).

We have a test plan to evaluate the capacity to respond to cyber incidents, ensuring the coordination and timely communication of the areas involved.

The Bank has procedures in place to manage, control and document cyber incident management activities. These activities are reflected in three specific action plans:

•	Business Continuity Plan: aims to provide the methodological framework to be followed by the Entity in the event of contingency situations that affect the normal development of business processes.

•

Processing Continuity Plan: Aims to establish a methodology to facilitate and contribute to the proper planning, implementation, evaluation and continuous improvement of operational plans to ensure the continuity of the Entity’s Information Technology.

•

Ransomware Response Test: The purpose of this test is to provide the methodological framework to be followed by the Entity in the event of contingency situations that affect the normal development of business processes.

These plans are coordinated in order to respond comprehensively to cyber incidents.

The objective of these plans is based on the following points:

•	Minimize interruptions to the normal operation of business processes and customer service.

•	Minimize the economic impact of the interruption.

•	Establish procedures and instructions to manage the contingency.

•	Identify the threats that may affect business continuity and design measures to minimize the impacts of the interruption of activities.

•	Identify the necessary intervening members for the activation of the plan.

(2) During 2023 and to date, there have been no cybersecurity incidents materially affecting the bank. Considering the nature of the business and the changing technological environment in which we operate, we are exposed to risks related to cybersecurity which have been described in the risk factors section below.

Governance

Information Technology Governance is a shared responsibility between Senior Management and the Bank’s Board of Directors, in order to involve the heads of all areas of the organization and ensure that the decisions adopted are in line with the strategies defined in the Bank.

The Board of Directors is responsible for promoting a culture of technology and information security risk management throughout the organization, as well as for promoting the implementation of an effective information security management framework and monitoring its efficiency.

The Information Technology and Security Governance Committee should monitor and evaluate the performance of the information technology management framework and contribute to its optimization. This Committee is responsible for overseeing the comprehensive management of cyber-incidents and related reports, keeping the Board of Directors duly informed of the issues discussed and the decisions adopted. This Committee is comprised of three directors, the General Manager, the Systems Manager, and members of the Senior Management ( including the Systems Manager, and Government and Management Control Manager), all of whom are officers with experience and expertise in the field. Currently, the committee is also joined by the Chief Information Security Officer and area managers such as the Integrated Risk Management Manager, the Development Manager, and the Technology Manager, along with other attendees who are invited on an ad-hoc basis.

Senior Management is responsible for implementing strategies, plans and policies for the management of technology and information security, including the level of exposure to risks, ensuring that the Board of Directors is updated on the aforementioned activities. To this end, he/she must know and understand the risks related to technology and information security, guaranteeing their inclusion in the established management programs and defining plans for the mitigation of the risks detected.

For effective control and operation, the IT areas are correctly defined, with clear and non-overlapping responsibilities, respecting the principles of controls by opposition and functional segregation.

Those responsible for the areas of Information Technology and Security coordinate, monitor and report on the execution of activities in accordance with the guidelines defined by Senior Management.

PART III

Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

See pages F-1 through F-128 of this annual report.

Item 19. Exhibits

EXHIBIT INDEX

Exhibit Number	Description

1.1	Restated Bylaws of the Bank, as amended and restated on April 30, 2019, incorporated by reference to the Form 6-K filed by the Bank on July 24, 2019 (File No. 199-70013).

2.1	Deposit Agreement among the registrant, The Bank of New York, as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts, incorporated by reference to the Registration Statement on Form F-1, as amended, filed by the Bank on March 20, 2006 (File No. 333-130901).

8.1*	List of subsidiaries of the Bank as of December 31, 2023.

12.1*	Certification by the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification by the Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification by the Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97.1*	Bank’s Executive Remuneration Clawback Policy

101. INS*	XBRL Instance Document.

101. SCH*	XBRL Taxonomy Extension Schema Document.

101. CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101. LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101. PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

101. DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

*	Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO MACRO S.A.

By:	/s/ Gustavo Alejandro Manriquez
Name:	Gustavo Alejandro Manriquez
Title:	Chief Executive Officer

Date: April 29, 2024.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023 AND 2022, TOGETHER WITH THE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BANCO MACRO SA AND ITS SUBSIDIARIES
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023
CONTENT

2

BANCO MACRO SA AND ITS SUBSIDIARIES
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023
CONTENT (contd.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of
BANCO MACRO S.A.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of BANCO MACRO S.A. and its subsidiaries (the Bank) as of December 31, 2023 and 2022, the related consolidated statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Bank at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the internal control over financial reporting of the Bank as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 29, 2024 expressed an unqualified opinion thereon.
Basis for Opinion
These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on the Bank’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical audit matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (i) relate to accounts or disclosures that are material to the financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Impairment of financial assets
Description of the matter
As more fully described in Note 3.2.4. to the consolidated financial statements, the Bank recognized an allowance for credit losses related to loans and investments in private and government debt securities not held at fair value through profit or loss, together with loan commitments and financial guarantee contracts, using an expected credit loss model (ECL). This allowance, that amounts to 57,348,555 thousand Argentine pesos as disclosed in Note 52.1., represents a probability-weighted amount, which is determined by evaluating a range of possible outcomes and reasonable and supportable information about past events, current conditions and forecasts of economic conditions including the usage of an expert credit judgment (ECJ) overlay to reflect factors not captured in the results produced by the ECL model. The allowance is based on the portion of the lifetime ECL associated with the probability of default in the next twelve months unless there has been a significant increase in credit risk since origination or there is objective evidence of impairment. In those cases, the allowance is based on the change in the ECL over the life of the financial instrument.

Auditing the allowance for credit losses was complex and required the application of significant judgment due to the inherent complexity of the models, assumptions and the interrelationship of the variables used in measuring the ECL, that could have a material effect on its measurement, including the effects of the current and future Argentine macroeconomic and financial environment in relation to the Bank’s exposure to government securities and Argentine Central Bank bills. Significant assumptions and judgments with respect to the estimation of the allowance for credit losses include the determination of significant changes in credit risk; the forecast of multiple alternative economic scenarios and the probability weighting of those scenarios, and the application of management’s ECJ to reflect factors not captured in the results produced by the ECL models.
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
To test the allowance for credit losses, our audit procedures included, among others, involving our credit risk modelling specialists to assist in assessing whether the methodology and assumptions used to estimate ECL are consistent with the requirements of IFRS, the Bank’s own historical data and industry standards; assessing significant changes in credit risk triggers; evaluating management’s forecasting methodology and comparing management’s forward-looking information to third party forecasts and publicly available information; evaluating the scenario probability weights used in the ECL models and performing independent recalculations to test the mathematical accuracy of management’s models; evaluating whether the assumptions used were reflective of the credit quality and macroeconomic trends and testing the completeness and accuracy of data used in the measurement of the ECL and the ECJ overlays to the ECL used by the Bank by applying our knowledge of the industry and credit judgment to evaluate the Bank’s underlying considerations. We also assessed the adequacy of the allowance for credit loss financial statement disclosures.
Business combinations
Description of the matter
As described in Note 14.2. to the consolidated financial statements, the Bank completed the acquisition of Banco BMA SAU (formerly known as Banco Itaú Argentina SA), BMA Asset Management SA (formerly known Itaú Asset Management SA) and BMA Valores SA (formerly known as Itaú Valores SA) during the year ended December 31, 2023 for a total aggregated purchase consideration of USD 50 million, subject to certain adjustments. Such transactions were accounted for as business combinations, in accordance with the requirements of IFRS 3 Business Combinations, and the Bank estimated the fair value of net assets acquired and liabilities assumed for each one of those acquisitions, including acquired intangible assets.
Auditing the Bank’s valuation of intangible assets from such acquisitions was complex and involved a higher degree of subjective auditor judgement due to the underlying significant assumptions in the Bank’s determination of the fair value of identified intangible assets which consisted mainly of core deposits. The significant estimation uncertainty was primarily due to the sensitivity of the respective fair value to underlying assumptions. The Bank used valuation technique “Favorable source of funds” to estimate the fair value of the core deposits. The significant assumptions used to estimate the value of this intangible asset included the interest and inflation rates. These significant assumptions are forward looking and could be affected by future economic events and market conditions.
How we addressed the matter in our audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the Bank’s controls over accounting for business combinations, including controls over the recognition and measurement of identifiable intangible assets. For example, we tested controls over management’s evaluation of underlying assumptions in the valuation models applied, and we also tested management’s controls over the data used in the valuation models.
To test the estimated fair value of the core deposits, our audit procedures included, among others, evaluating the valuation methodology and the significant assumptions used by the Bank; obtaining the reports prepared by the Bank´s valuation specialist; testing the completeness and accuracy of underlying data used in the estimation of fair value of the core deposits intangible asset; involving our valuation specialists to assist with the evaluation of the methodology and significant assumptions used by the Bank. We also performed sensitivity analysis of significant assumptions to evaluate the changes in the fair value of the acquired core deposits intangible asset that would result from changes in the assumptions. We also assessed the adequacy of this business combination financial statement disclosures.

/s/ Pistrelli, Henry Martin y Asociados S.R.L.
Member of Ernst & Young Global Limited
We have served as the Bank’s auditor since 2003
City of Buenos Aires, Argentina
April 29, 2024

BANCO MACRO SA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2023 AND 2022
(Figures stated in thousands of pesos in constant currency)

Items	Notes	12/31/2023	12/31/2022
ASSETS
Cash and deposits in banks	13	1,203,105,095	778,796,544
Cash		397,357,431	85,987,793
Central Bank of Argentina		515,946,216	446,952,618
Other local and foreign entities		289,745,411	245,818,395
Other		56,037	37,738
Debt securities at fair value through profit or loss	5 and 13	1,752,113,837	657,238,645
Derivative financial instruments	6 and 13	13,143,270	133,591
Repo transactions	7 and 13	615,582,382	192,852,624
Other financial assets	8, 9, 13 and 52.1	201,381,389	180,443,674
Loans and other financing	9, 13, 52.1 and 52.2	1,833,657,853	1,864,088,844
Non-financial public sector		4,715,710	6,872,050
Other financial entities		9,965,075	2,887,593
Non-financial private sector and foreign residents		1,818,977,068	1,854,329,201
Other debt securities	9, 10, 13 and 52.1	430,934,498	2,295,609,430
Financial assets delivered as guarantee	11, 13 and 44	132,891,084	95,353,885
Current income tax assets	29.c)	877,771	0
Equity instruments at fair value through profit or loss	12 and 13	3,213,841	2,614,136
Investments in associates and joint arrangements	15	1,685,111	3,555,025
Property, plant and equipment	16	356,787,386	317,211,464
Intangible assets	18	75,170,628	54,308,754
Deferred income tax assets	29.c)	995,545	229,096
Other non-financial assets	17 and 19	54,782,584	38,779,189
Non-current assets held for sale		41,888,837	27,579,033

TOTAL ASSETS		6,718,211,111	6,508,793,934

BANCO MACRO SA AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2023 AND 2022
(Figures stated in thousands of pesos in constant currency)

Items	Notes	12/31/2023	12/31/2022
LIABILITIES
Deposits	13 and 52.2	3,370,240,610	4,033,959,266
Non-financial public sector		187,100,670	342,399,722
Financial sector		20,185,431	5,148,961
Non-financial private sector and foreign residents		3,162,954,509	3,686,410,583
Liabilities at fair value through profit or loss	13 and 52.2	13,825,475	1,638,088
Derivative financial instruments	6, 13 and 52.2	2,837,879	7,382
Repo transactions	7 and 13	23,601,328	0
Other financial liabilities	13,21 and 52.2	374,491,943	420,684,684
Financing received from the Central Bank of Argentina and other financial institutions	13 and 52.2	19,799,011	7,627,436
Issued corporate bonds	13, 48 and 52.2	58,864,013	8,456,451
Current income tax liabilities	29.c)	213,883,957	33,785,982
Subordinated corporate bonds	13, 48 and 52.2	328,227,793	224,617,825
Provisions	23	8,812,936	8,682,459
Deferred income tax liabilities	29.c)	45,415,891	40,903,089
Other non-financial liabilities	24	214,185,225	133,311,398

TOTAL LIABILITIES		4,674,186,061	4,913,674,060

SHAREHOLDERS’ EQUITY
Capital stock	41	639,413	639,413
Non-capital contributions		12,429,781	12,429,781
Capital adjustments		567,267,912	567,267,912
Earnings reserved		1,219,190,868	1,264,342,788
Unappropriated retained earnings		(383,821,734)	(376,931,163)
Accumulated other comprehensive income		40,528,523	157,141
Net income for the fiscal year		587,324,400	126,950,267

Net shareholders’ equity attributable to controlling interests		2,043,559,163	1,594,856,139
Net shareholders’ equity attributable to non-controlling interests		465,887	263,735

TOTAL SHAREHOLDERS’ EQUITY		2,044,025,050	1,595,119,874

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		6,718,211,111	6,508,793,934

Notes 1 to 54 to the consolidated Financial Statements are an integral part of these consolidated Financial Statements.

BANCO MACRO SA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(Figures stated in thousands of pesos in constant currency)

Items	Notes	12/31/2023	12/31/2022	12/31/2021
Interest income	30	2,446,332,749	1,907,263,992	1,367,473,535
Interest expense	31	(1,621,299,160)	(956,458,308)	(572,592,780)
Net interest income		825,033,589	950,805,684	794,880,755
Commissions income	32	245,712,549	234,809,397	224,345,705
Commissions expense	33	(24,943,882)	(23,086,499)	(21,418,784)
Net commissions income		220,768,667	211,722,898	202,926,921
Subtotal (Net interest income plus Net commissions income)		1,045,802,256	1,162,528,582	997,807,676
Net gain from measurement of financial instruments at fair value through profit or loss	34	974,315,271	140,628,194	101,180,879
Profit from sold or derecognized assets at amortized cost		342,331	528,229	1,480,419
Differences in quoted prices of gold and foreign currency	35	798,217,991	193,924,698	28,192,905
Other operating income	36	72,887,469	65,948,223	47,519,939
Credit loss expense on financial assets		(45,968,747)	(21,480,302)	(15,745,665)
Net operating income before expenses, depreciation and amortization		2,845,596,571	1,542,077,624	1,160,436,153
Employee benefits	37	(278,509,138)	(241,771,572)	(239,493,427)
Administrative expenses	38	(164,225,989)	(121,933,757)	(121,877,712)
Depreciation and amortization of fixed assets	16, 17 and 18	(58,098,766)	(47,485,393)	(43,224,593)
Other operating expenses	39	(321,270,780)	(233,739,638)	(207,725,404)
Operating income after expenses, depreciation and amortization		2,023,491,898	897,147,264	548,115,017
Income / (loss) from associates and joint arrangements	14 and 15	155,403,295	(353,496)	530,759
Loss on net monetary position		(1,308,898,985)	(712,616,273)	(402,701,777)
Income before tax on continuing operations		869,996,208	184,177,495	145,943,999
Income tax on continuing operations	29.c)	(282,321,067)	(57,205,169)	(7,194,479)
Net income from continuing operations		587,675,141	126,972,326	138,749,520

Net income for the fiscal year		587,675,141	126,972,326	138,749,520

Net income for the fiscal year attributable to controlling interests		587,324,400	126,950,267	138,744,986

Net income for the fiscal year attributable to non-controlling interests		350,741	22,059	4,534

Basic earnings per share	42	918.5368	198.5419	216.9881

BANCO MACRO SA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(Figures stated in thousands of pesos in constant currency)

Items	Notes	12/31/2023	12/31/2022	12/31/2021
Net income for the fiscal year		587,675,141	126,972,326	138,749,520
Items of Other Comprehensive Income that will be reclassified to profit or loss
Foreign currency translation differences from Financial Statements conversion		9,758,855	(2,238,986)	(4,648,591)
Foreign currency translation differences for the fiscal year		9,758,855	(2,238,986)	(4,648,591)
Profit or loss from financial instruments measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a))		30,612,527	(15,079,919)	12,076,621
Profit or loss for the fiscal year from financial instruments at fair value through other comprehensive income (FVOCI)		47,943,484	(9,596,362)	3,330,076
Reclassification to profit or loss		(569,043)	(13,104,724)	16,082,210
Income tax	29.c)	(16,761,914)	7,621,167	(7,335,665)

Total other comprehensive income / (loss) that will be reclassified to profit or loss		40,371,382	(17,318,905)	7,428,030

Total other comprehensive income / (loss)		40,371,382	(17,318,905)	7,428,030

Total comprehensive income for the fiscal year		628,046,523	109,653,421	146,177,550

Total comprehensive income attributable to controlling interests		627,695,782	109,631,362	146,173,016

Total comprehensive income attributable to non-controlling interests		350,741	22,059	4,534

Notes 1 to 54 to the consolidated Financial Statements are an integral part of these consolidated Financial Statements.

BANCO MACRO SA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023
(Figures stated in thousands of pesos in constant currency)

Changes	Notes	Capital stock	Non-capital contributions	Capital adjustments (1)	Other Comprehensive Income		Earnings Reserved		Unappropriated retained earnings	Total controlling interests	Total non- controlling interests	Total Equity
		Outstanding shares	Additional paid-in capital		Accumulated foreign currency translation difference from Financial Statements conversion	Other	Legal	Other
Restated amount at the beginning of the fiscal year		639,413	12,429,781	567,267,912	1,401,533	(1,244,392)	413,760,504	850,582,284	(249,980,896)	1,594,856,139	263,735	1,595,119,874
Total comprehensive income for the fiscal year
- Net income for the fiscal year									587,324,400	587,324,400	350,741	587,675,141
- Other comprehensive income for the fiscal year					9,758,855	30,612,527				40,371,382		40,371,382
Distribution of unappropriated retained earnings, as approved by the Shareholders’ Meeting held on April 25, 2023	42 and 51
- Legal reserve							26,805,049		(26,805,049)
- Reserve for dividends pending Central Bank of Argentina’s authorization								(71,956,969)	(105,127,845)	(177,084,814)		(177,084,814)
- Personal assets tax on shares and equity interests									(1,907,944)	(1,907,944)		(1,907,944)
- Other changes											(148,589)	(148,589)

Amount at the end of the fiscal year		639,413	12,429,781	567,267,912	11,160,388	29,368,135	440,565,553	778,625,315	203,502,666	2,043,559,163	465,887	2,044,025,050

(1)	Inflation adjustment of capital stock and additional paid-in capital.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022
(Figures stated in thousands of pesos in constant currency)

Changes	Notes	Capital stock	Non-capital contributions	Capital adjustments (1)	Other Comprehensive Income		Earnings Reserved		Unappropriated retained earnings	Total controlling interests	Total non- controlling interests	Total Equity
		Outstanding shares	Additional paid-in capital		Accumulated foreign currency translation difference from Financial Statements conversion	Other	Legal	Other
Restated amount at the beginning of the fiscal year		639,413	12,429,781	567,267,912	3,640,519	13,835,527	391,677,602	730,864,286	(266,942,070)	1,453,412,970	229,775	1,453,642,745
Total comprehensive income for the fiscal year
- Net income for the fiscal year									126,950,267	126,950,267	22,059	126,972,326
- Other comprehensive loss for the fiscal year					(2,238,986)	(15,079,919)				(17,318,905)		(17,318,905)
Distribution of unappropriated retained earnings, as approved by the Shareholders’ Meeting held on April 29, 2022
- Legal reserve							22,082,902		(22,082,902)
- Reserve for dividends pending Central Bank of Argentina’s authorization								119,717,998	(86,063,759)	33,654,239		33,654,239
- Personal assets tax on shares and equity interests									(1,842,432)	(1,842,432)		(1,842,432)
- Other changes											11,901	11,901

Amount at the end of the fiscal year		639,413	12,429,781	567,267,912	1,401,533	(1,244,392)	413,760,504	850,582,284	(249,980,896)	1,594,856,139	263,735	1,595,119,874

(1)	Inflation adjustment of capital stock and additional paid-in capital.

BANCO MACRO SA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021
(Figures stated in thousands of pesos in constant currency)

Changes	Notes	Capital stock	Non-capital contributions	Capital adjustments (1)	Other Comprehensive Income		Earnings Reserved		Unappropriated retained earnings	Total controlling interests	Total non- controlling interests	Total Equity
		Outstanding shares	Additional paid-in capital		Accumulated foreign currency translation difference from Financial Statements conversion	Other	Legal	Other
Restated amount at the beginning of the fiscal year		639,413	12,429,781	567,267,912	8,289,110	1,758,906	391,677,602	997,360,211	(591,866,517)	1,387,556,418	17,106	1,387,573,524
Total comprehensive income for the fiscal year
- Net income for the fiscal year									138,744,986	138,744,986	4,534	138,749,520
- Other comprehensive income for the fiscal year					(4,648,591)	12,076,621				7,428,030		7,428,030
Distribution of unappropriated retained earnings, as approved by the Shareholders’ Meeting held on April 30, 2021
- Cash dividends								(77,886,932)		(77,886,932)		(77,886,932)
- Absorption of accumulated losses
Facultative reserve								(4,047)	4,047
Facultative reserve for future distribution of earnings	42							(186,175,414)	186,175,414
Personal assets tax on shares and equity interests								(2,429,532)		(2,429,532)		(2,429,532)
- Other changes											208,135	208,135

Amount at the end of the fiscal year		639,413	12,429,781	567,267,912	3,640,519	13,835,527	391,677,602	730,864,286	(266,942,070)	1,453,412,970	229,775	1,453,642,745

(1)	Inflation adjustment of capital stock and additional paid-in capital.
Notes 1 to 54 to the consolidated Financial Statements are an integral part of these consolidated Financial Statements.

BANCO MACRO SA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(Figures stated in thousands of pesos in constant currency)

Items	Notes	12/31/2023	12/31/2022	12/31/2021
Cash flows from operating activities
Income for the fiscal year before income tax		869,996,208	184,177,495	145,943,999
Adjustment for the total monetary effect of the fiscal year		1,308,898,985	712,616,273	402,701,777
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		58,098,766	47,485,393	43,224,593
Credit loss expense on financial assets		45,968,747	21,480,302	15,745,665
Difference in quoted prices of foreign currency		(519,687,484)	(263,504,186)	(104,535,187)
Other adjustments		115,506,601	454,720,951	291,953,697
Net increase / (decrease) from operating assets:
Debt securities at fair value through profit or loss		(909,887,830)	(460,689,489)	306,877,592
Derivative financial instruments		9,188,920	(125,729)	9,051,924
Repo transactions		(167,176,772)	(2,344,774)	170,442,492
Loans and other financing
Non-financial public sector		2,156,260	7,540,174	18,683,672
Other financial entities		(7,077,482)	6,273,635	7,545,035
Non-financial private sector and foreign residents		281,246,343	237,287,781	172,154,622
Other debt securities		240,896,426	141,445,422	(208,231,373)
Financial assets delivered as guarantee		3,168,196	13,617,450	21,891,411
Equity instruments at fair value through profit or loss		(409,343)	20,321,483	24,843,827
Other assets		16,509,607	30,914,031	(44,393,694)
Net increase / (decrease) from operating liabilities:
Deposits
Non-financial public sector		(59,863,185)	261,496	(331,436,522)
Financial sector		15,036,470	(681,632)	(545,874)
Non-financial private sector and foreign residents		(1,288,083,427)	462,405,962	(571,024,821)
Liabilities at fair value through profit or loss		(8,159,156)	(8,235,747)	9,873,835
Derivative financial instruments		(5,748,073)	(7,979)	13,253
Repo transactions		23,601,328		(5,663,723)
Other liabilities		(82,864,800)	15,668,619	(36,227,516)
Income tax payments		(26,544,392)	(8,377,713)	(67,120,479)

Total cash from operating activities (A)		(85,229,087)	1,612,249,218	271,768,205

BANCO MACRO SA AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(Figures stated in thousands of pesos in constant currency)

Items	Notes	12/31/2023	12/31/2022	12/31/2021
Cash flows from investing activities
Payments:
Acquisition of PPE, intangible assets and other assets		(57,073,159)	(75,754,316)	(41,809,798)
Obtaining control of subsidiaries or other businesses		(21,956,493)		(216,271)
Other payments related to investing activities		(622,770)	(11,893)
Collections:
Other collections related to investing activities		160,975,229

Total cash used in investing activities (B)		81,322,807	(75,766,209)	(42,026,069)

Cash flows from financing activities
Payments:
Dividends	42	(179,680)	(59,462,558)
Non-subordinated corporate bonds	40	(4,877,812)	(15,870,950)	(24,808,397)
Financing from local financial entities				(4,816,892)
Subordinated corporate bonds	40	(12,943,001)	(14,493,132)	(18,282,715)
Other payments related to financing activities		(3,935,538)	(3,230,323)	(4,735,526)
Collections / Incomes:
Non-subordinated corporate bonds		29,477,155	9,185,164
Financing from local financial entities	40	(7,598,036)	6,085,830

Total cash used in financing activities (C)		(56,912)	(77,785,969)	(52,643,530)

Effect of exchange rate fluctuations (D)		909,268,594	393,367,215	164,337,260

Monetary effect on cash and cash equivalents (E)		(1,856,159,506)	(1,396,781,916)	(874,986,242)

Net (decrease) / increase in cash and cash equivalents (A+B+C+D+E)		(950,854,104)	455,282,339	(533,550,376)

Cash and cash equivalents at the beginning of the fiscal year	40	2,335,331,915	1,880,049,576	2,413,599,952

Cash and cash equivalents at the end of the fiscal year	40	1,384,477,811	2,335,331,915	1,880,049,576

Notes 1 to 54 to the consolidated Financial Statements are an integral part of these consolidated Financial Statements.

BANCO MACRO SA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 AND 2022
(Figures stated in thousands of pesos in constant currency)

1.	CORPORATE INFORMATION
Banco Macro SA (hereinafter, the Bank) is a stock corporation (
sociedad anónima
), organized in the Argentine Republic, with headquarters at Avenida Madero 1182, Autonomous City of Buenos Aires (CABA, for its acronym in Spanish). Its by-law expiry date is on March 8, 2066.
The Bank offers traditional banking products and services to companies, including those companies operating in regional economies as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, through its subsidiaries, the Bank performs transactions as a trustee agent, manager and administrator of mutual funds and renders stock exchange services, electronic payment services and granting of guarantees.
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
Since 1994, Banco Macro SA’s market strategy has mainly focused on the regional areas outside CABA. Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.
During 2023, 2022, 2021 and 2020, the Bank in conjunction with other entities of the argentine financial system made contributions in the company Play Digital SA for a total amount of 977,225 (not restated), reaching an equity interest of 9.4543%. The company’s purpose is to develop and market a payment solution linked to bank accounts held by financial system users in order to bring significant improvement to their payment experience.
On May 18, 2023, Banco Macro SA acquired 100% of
Macro Agro SAU (formerly known as
Comercio Interior SAU
)
capital stock at USD 5,218,800 payable with the proceeds of this Company’s dividends. The main purpose of this company is grain brokerage. For further information see also Note 14.
Additionally, on November 2, 2023, the Board of Directors of the Central Bank of Argentina (BCRA), authorized the acquisition of 100% of the capital stock of Banco Itaú Argentina SA, Itaú Asset Management SA and Itaú Valores SA. For further information see also Note 14.
These consolidated Financial Statements for the year ended December 31, 2023 were authorized for issue by the Management on April 2
9
, 2024. Even when the Shareholders’ Meeting has the power to amend these consolidated Financial Statements after issuance, in Management’s opinion it will not happen.

2.	OPERATIONS OF THE BANK

2.1	Agreement with the Misiones Provincial Government
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
As of December 31, 2023 and 2022, the deposits held by the Misiones Provincial Government with the Bank amounted to 45,827,616 and 66,333,468 (including 5,213,814 and 5,031,694 related to court deposits), respectively.

2.2	Agreement with the Salta Provincial Government
The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since March 1, 1996, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

1
4

BANCO MACRO SA AND ITS SUBSIDIARIES

On February 22, 2005, and August 22, 2014, extensions to such agreements were agreed upon, making it currently effective through February 28, 2026.
As of December 31, 2023 and 2022, the deposits held by the Salta Provincial Government with the Bank amounted to 65,930,128 and 107,468,621 (including 8,782,304 and 10,764,824, related to court deposits), respectively.

2.3	Agreement with the Jujuy Provincial Government
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
As of December 31, 2023 and 2022, the deposits held by the Jujuy Provincial Government with the Bank amounted to 17,780,194 and 24,217,758 (including 5,497,367 and 6,927,266, related to court deposits), respectively.

2.4	Agreement with the Tucumán Provincial Government
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
As of December 31, 2023 and 2022, the deposits held by the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena with the Bank amounted to 42,496,491 and 108,008,942 (including 22,563,470 and 28,845,855, related to court deposits), respectively.
Additionally, the Bank granted loans to the Tucumán Provincial Government and the Municipalities of San Miguel de Tucumán and Yerba Buena as of December 31, 2023 and 2022 for an amount of 2,278,902 and 1,632,713, respectively.

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
Figures expressed in thousands of pesos
These consolidated Financial Statements are presented in thousands of Argentine pesos in terms of purchasing power as of December 31, 2023, unless otherwise expressly stated, and are rounded up to the nearest amount in thousands of pesos, except as otherwise indicated (see “Measuring unit” section of this note).

1
5

BANCO MACRO SA AND ITS SUBSIDIARIES

Statement of financial position—Disclosure
The Bank presents its consolidated statement of financial position in order of liquidity based on the Bank’s intention and perceived ability to recover/settle the majority of assets/liabilities of the corresponding consolidated financial statement line item. An analysis regarding recovery or settlement within 12 months after the reporting date and more than 12 months after the reporting date is disclosed in Note 26.
Financial assets and financial liabilities are generally reported in gross figures in the consolidated statement of financial position. They are only offset and reported in net figures when there is a legal and enforceable right to offset such financial assets and liabilities and the Management also intends to settle them on a net basis or to realize assets and settle liabilities simultaneously.
These consolidated Financial Statements were prepared on a historical cost basis except for certain financial instruments which were valued at fair value through Other Comprehensive Income (OCI) or at Fair Value through Profit or Loss. For further information see Note 13. In addition, in the case of derivative instruments (Futures and Forwards) both assets and liabilities were valued at Fair Value through Profit or Loss.
Comparative information
The statement of financial position as of December 31, 2023 is presented comparatively with the immediately preceding fiscal year and the statement of income and other comprehensive income, the statement of changes in shareholders’ equity and the statement of cash flows for the fiscal year ended December 31, 2023, are presented comparatively with those as of December 31, 2022 and 2021.
The figures related to comparative information have been restated to consider the changes in the general purchasing power of the functional currency and, as a result, are stated in terms of the current measuring unit at the end of the reporting period (see the following section “Measuring unit”).
Measuring unit
These consolidated Financial Statements as of December 31, 2023 have been restated for the changes in the general purchasing power of the functional currency (Argentine pesos) of the Bank, as of that date, as established by IAS 29 “Financial Reporting in Hyperinflationary Economies”.
According to IFRS, the restatement of Financial Statements is needed when the functional currency is the currency of a hyperinflationary economy. To achieve consistency in identifying an economic environment of that nature, IAS 29 establishes (i) certain nonexclusive qualitative indicators, consisting in analyzing the general population behavior, prices, interest rates and wages with changes in price indexes and the loss of purchasing power, and (ii) as quantitative characteristic, which is the most used condition in practice, to test if a three-year cumulative inflation rate is around 100% or more. Due to miscellaneous macroeconomic factors, the three-year inflation rate exceeded that figure and the Argentine government goals and other available estimates also indicate that this trend will not be reversed in the short term.
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
Considering the abovementioned indexes, the inflation rate was 211.41% and 94.79% for the fiscal years ended on December 31, 2023 and 2022, respectively.
Below is a description of the restatement mechanism provided by IAS 29 “Financial Reporting in Hyperinflationary Economies”:

1
6

BANCO MACRO SA AND ITS SUBSIDIARIES

Description of the main aspects of the restatement process for statements of financial position
:

(i)
Monetary items (the ones that are already stated in terms of the current measuring unit) are not restated because they are already expressed in terms of the monetary unit current at the end of the reporting period. In an inflationary period, an entity holding monetary assets generates purchasing power loss and holding monetary liabilities generates purchasing power gain, provided that the assets and liabilities are not linked to an adjustment mechanism that offsets to some extent such effects. The net gain or loss on a monetary basis is included in profit or loss for the fiscal year.

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

(iv)
Non-monetary items carried at historical cost or at current cost at some earlier date before the reporting date, are restated by an index that reflects the general level of price variation from the acquisition or revaluation date to the closing date, proceeding then to compare the restated amounts of those assets with their recoverable amounts. Income or loss for the fiscal year related to depreciation of property, plant and equipment and amortization of Intangible Assets and other non-monetary assets cost are determined over the new restated amounts.

(v)	When an entity capitalizes borrowing cost in the non-monetary assets, the part of the borrowing cost that compensates for the inflation during the same fiscal year is not capitalized.

(vi)
The restatement of non-monetary assets in terms of a current measurement unit at the end of the reporting period, without an equivalent adjustment for tax purposes generates a taxable temporary difference and a deferred income tax liability is recognized and the contra account is recognized as profit or loss for the fiscal year. When, beyond the restatement, there is a revaluation of non-monetary assets, the deferred tax related to the restatement is recognized in profit or loss for the fiscal year and deferred tax related to the revaluation is recognized in other comprehensive income for the fiscal year.

Description of the main aspects of the restatement process for statements of income and other comprehensive income
:

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

(ii)	The gain or loss from monetary position will be classified based on the item that generated it and will be separately disclosed reflecting the inflationary effects over such items.
Description of the main aspects of the restatement process for the statements of changes in shareholders’ equity
:

(i)
All equity’s components are restated by applying a general price index, as mentioned before, from the beginning of the fiscal year, and each variation of those components is restated from the contribution date or from the moment it was produced by any other way. The inflation adjustment related to “Capital stock” and “Additional paid-in capital” is accumulated in “Adjustment to shareholders’ equity”.

(ii)	Other comprehensive income generated after the transition date are presented in terms of the measuring unit current at the end of the reporting period.
Description of the main aspects of the restatement process for the statement of cash flows
:

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

Consequently, the application of IAS 29 results in an adjustment for the loss of purchasing power of the Argentine peso recorded in the consolidated statement of income as a loss on the net monetary position. In a period of inflation, as the Bank holds an excess of monetary assets over monetary liabilities, it loses purchasing power, which results in a loss on the net monetary position. This loss is derived as the difference resulting from the restatement of non-monetary assets and liabilities, equity and items in the consolidated statement of comprehensive income.

1
7

BANCO MACRO SA AND ITS SUBSIDIARIES

Basis for consolidation
These consolidated Financial Statements include the Financial Statements of the Bank and its controlled entities as of December 31, 2023.
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

The structured entities have been designed to reach a specific business goal and for voting or similar rights not to be the dominant factor in deciding who controls the entity, such as when any voting rights are related to the administrative tasks only and the relevant activities are directed by means of contractual agreements.
Controlled entities are completely consolidated since the date of the effective transfer of the control over them to the Bank and consolidation ceases when the Bank loses control over the subsidiaries. These consolidated Financial Statements include the assets, liabilities, income and each component of other comprehensive income of the Bank and its controlled entities. Transactions between consolidated entities are completely eliminated.
Changes in a parent’s ownership interest in a controlled entity that do not result in the parent losing control of the subsidiary are equity transactions. However, if a parent company loses control of a subsidiary, it shall derecognize the assets (including any goodwill) and liabilities of the subsidiary, any non-controlling interests in the former subsidiary and other capital components, while any profit or loss derived from the transaction, event or circumstances that resulted in the loss of control shall be recognized as in profit or loss, and any investment retained in the former subsidiary shall be recognized at its fair value on the date control is lost.
The Financial Statements of the controlled entities have been prepared as of the same dates and for the same accounting periods as those of the Bank, using uniform accounting policies consistent with those applied by the Bank. If necessary, adjustments shall be made to the Financial Statements of the subsidiaries so that the accounting policies used by the group are uniform.
The Bank considers the Argentine peso as its functional and presentation currency. To such effect, before consolidation, the Financial Statements of its subsidiary Macro Bank Limited, originally stated in US dollars, were translated to pesos (presentation currency) using the following method and applying the inflation adjustment above explained in section “Measuring unit” of this note:

a)	Assets and liabilities were converted at the reference exchange rate of the BCRA, in force for US dollars at the closing of business on the last business day of each year.

b)
Figures related to the owners’ contributions (capital stock, non-capital Contributions and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

c)	Income for the fiscal years ended December 31, 2023, 2022 and 2021, were translated into pesos on a monthly basis, using the monthly average of the reference exchange rate of the BCRA.

d)
Foreign currency translation differences arising as a result of the preceding paragraphs are recognized as a separate component within the Shareholders’ Equity account reporting them in the statement of other comprehensive income, which is called “Foreign currency translation differences in Financial Statements conversion”.

1
8

BANCO MACRO SA AND ITS SUBSIDIARIES

On the other hand, non-controlling interests represent the portion of income and equity not directly or indirectly attributable to the Bank. In these consolidated Financial Statements they are disclosed as a separate line in the statement of financial position, the statement of income, the statement of other comprehensive income and the statement of changes in shareholders’ equity.
The Bank has consolidated into its Financial Statements the Financial Statements of the following companies:

Subsidiaries	Principal place of business	Country	Main activity

Macro Securities SAU (1)	Ave. Eduardo Madero 1182 - CABA	Argentina	Stock exchange services

Macro Fiducia SAU	Ave. Eduardo Madero 1182 - 2nd floor - CABA	Argentina	Services

Macro Fondos SGFCISA	Ave. Eduardo Madero 1182 - 24th floor, Office B - CABA	Argentina	Management and administration of mutual funds

Macro Bank Limited (2)	Caves Village, Building 8 Office 1 - West Bay St., Nassau	Bahamas	Banking entity

Argenpay SAU	Ave. Eduardo Madero 1182 - CABA	Argentina	Electronic payment services

Fintech SGR (Structured entity)	San Martín 140 - 2nd floor - CABA	Argentina	Granting of guarantees

Macro Agro SAU (3)	Santa Fe 1219 - 4th floor - Rosario, Santa Fe	Argentina	Grain Brokerage

Banco BMA SAU (4)	Ave. Eduardo Madero 1182 – 9th floor – CABA	Argentina	Financial entity

BMA Asset Management SA	Ave. Eduardo Madero 1182 – 2nd floor – CABA	Argentina	Management and administration of mutual funds
BMA Valores SA	Ave. Eduardo Madero 1182 – 2nd floor – CABA	Argentina	Stock exchange services

(1)	Consolidated with Macro Fondos SGFCISA ( 80.90 % equity interest and voting rights).
(2)	Consolidated with Sud Asesores (ROU) SA (100% voting rights – Equity interest: 66,496).
(3)	Consolidated with the Bank since May 2023, as control was obtained in such month (see Note 14 ).
(4)
Consolidated with the Bank since November 2023. Additionally, Banco BMA SAU consolidates with BMA Asset Management SA (87% equity interest and voting rights) and with BMA Valores SA (87% equity interest and voting rights).

As of December 31, 2023 and 2022, the Bank’s interest in the companies it consolidates is as follows:

•	As of December 31, 2023:

Subsidiaries	Shares		Bank’s interest		Non-controlling interest
	Type	Number	Total capital stock	Voting rights	Total capital stock	Voting rights
Macro Securities SAU	Common	12,885,683	100.00%	100.00%
Macro Fiducia SAU	Common	47,387,236	100.00%	100.00%
Macro Fondos SGFCISA	Common	327,183	100.00%	100.00%
Macro Bank Limited	Common	39,816,899	100.00%	100.00%
Argenpay SAU	Common	1,001,200,000	100.00%	100.00%

1
9

BANCO MACRO SA AND ITS SUBSIDIARIES

Subsidiaries (contd.)	Shares		Bank’s interest		Non-controlling interest
	Type	Number	Total capital stock	Voting rights	Total capital stock	Voting rights
Fintech SGR (Structured entity)	Common	119,993	24.999%	24.999%	75.001%	75.001%
Macro Agro SAU (1)	Common	615,519	100.00%	100.00%
Banco BMA SAU (2)	Common	729,166,165	100.00%	100.00%
	Preferred	14,565,089	100.00%
BMA Asset Management SA (2)	Common	91,950	100.00%	100.00%
BMA Valores SA (2)	Common	52,419,500	100.00%	100.00%

(1)	Interest acquired in May 2023 (see Note 14).
(2)	Interest acquired in November 2023 (see Note 14).

•	As of December 31, 2022:

Subsidiaries	Shares		Bank’s interest		Non-controlling interest
	Type	Number	Total capital stock	Voting rights	Total capital stock	Voting rights
Macro Securities SAU	Common	12,885,683	100.00%	100.00%
Macro Fiducia SAU	Common	47,387,236	100.00%	100.00%
Macro Fondos SGFCISA	Common	327,183	100.00%	100.00%
Macro Bank Limited	Common	39,816,899	100.00%	100.00%
Argenpay SAU	Common	341,200,000	100.00%	100.00%
Fintech SGR (Structured entity)	Common	119,993	24.999%	24.999%	75.001%	75.001%
Total assets, liabilities and Shareholders’ equity of the Bank and all its subsidiaries as of December 31, 2023 and 2022 are as follows:

Entity	Balances as of 12/31/2023
	Assets	Liabilities	Equity attributable to the owners of the Bank	Equity attributable to non-controlling interests
Banco Macro SA	5,850,672,381	3,807,113,218	2,043,559,163
Macro Bank Limited	96,913,028	69,534,634	27,378,394
Macro Securities SAU (1)	172,108,267	114,694,224	57,414,043
Macro Fiducia SAU	650,856	47,660	603,196
Argenpay SAU	15,211,804	8,272,716	6,939,088
Fintech SGR	16,775,841	16,154,667	155,287	465,887
Macro Agro SAU	24,091,214	23,317,522	773,692
Banco BMA SAU	879,489,639	667,129,219	212,360,420
Eliminations	(337,701,919)	(32,077,799)	(305,624,120)

Consolidated	6,718,211,111	4,674,186,061	2,043,559,163	465,887

(1)	Includes the balance amounts of its subsidiary Macro Fondos SGFCISA.

2
0

BANCO MACRO SA AND ITS SUBSIDIARIES

Entity	Balances as of 12/31/2022
	Assets	Liabilities	Equity attributable to the owners of the Bank	Equity attributable to non-controlling interests
Banco Macro SA	6,407,372,878	4,812,516,739	1,594,856,139
Macro Bank Limited	50,000,623	34,556,345	15,444,278
Macro Securities SAU (1)	105,632,053	72,940,995	31,113,783
Macro Fiducia SAU	615,622	15,338	600,284
Argenpay SAU	7,893,951	4,976,502	2,917,449
Fintech SGR	16,539,693	16,188,045	351,648	263,735
Eliminations	(79,260,886)	(27,519,904)	(50,427,442)

Consolidated	6,508,793,934	4,913,674,060	1,594,856,139	263,735

(1)	Includes the balance amounts of its subsidiary Macro Fondos SGFCISA.
The Bank’s Management considers there are no other companies or structured entities to be included in the consolidated Financial Statements as of December 31, 2023.
Summary of accounting policies
Below there is a description of the principal valuation and disclosure criteria used for the preparation of these consolidated Financial Statements as December 31, 2023:

3.1	Assets and liabilities denominated in foreign currency :
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

2
1

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
Debt instruments at fair value through other comprehensive income are recognized in the consolidated statement of financial position at fair value. Profit and loss derived from changes in fair value are recognized in the consolidated statement of other comprehensive income as “Net gain from financial instruments measured at fair value through other comprehensive income”. Interest income (calculated by the “effective interest method”, which is explained in the following section), profit and loss from translation differences and impairment are recognized in the consolidated statement of income in the same manner as for financial assets measured at amortized cost and are disclosed as “Interest income”, “Differences in quoted prices of gold and foreign currency” and “Credit loss expense on financial assets”, respectively.
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
After initial recognition, these financial assets are recognized in the consolidated statement of financial position at amortized cost using the effective interest method, less a loss allowance for expected credit losses (ECL).
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

3.2.4	Impairment of financial assets
The accounting policy adopted on the impairment of financial assets not measured at fair value through profit or loss is detailed below:

3.2.4.1	Overview of the ECL principles
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
Lifetime ECL and 12-month ECL are calculated on individual or collective bases according to the nature of the portfolio of financial instruments. The Bank’s policy to group the financial assets measured on a collective basis are explained in Note 52.1.1, sections “Customers analyzed on a collective basis” and “Customers analyzed on an individual basis”.
The Bank adopted a policy to assess, at the end of each reporting period, whether there was a significant increase in the credit risk of a financial instrument since initial recognition considering the change in risk that the default may occur during the remaining life of a financial instrument. This is further explained in Note 52.1.1, section “Definitions of significant increase in risk (SICR), impairment and default”.

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

•
Stage 3: Financial instruments which credit value is impaired (as described in Note 52.1.1, section “Definitions of significant increase in risk (SICR), impairment and default”.) The Bank books a loss allowance for lifetime ECL.

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
The key parameters to calculating ECL are as follows:

•
Probability of default (PD): It is an estimate of the probability of default during a certain time horizon. A default may occur only at a certain time during the period assessed if the credit line was not derecognized before and is still part of the portfolio. The concept of probability of default is explained in Note 52.1.1, section “Probability of default (PD)”.

•
Exposure at default (EAD): It is an estimate of the exposure to a future default date considering the expected changes in exposure after reporting date, including the settlement of principal and interest, whether they are scheduled by the agreement or otherwise, the expected disbursements on committed credit lines and interest accrued on late payments. The exposure at default is explained in Note 52.1.1 section, “Exposure at default (EAD)”.

•
Loss given default (LGD): It is an estimate of the loss arising in the event of default in a certain term. It is based on the difference between contractual cash flows and cash flows expected by the lender, including the performance of a guarantee or credit improvements related to the loan. In general, it is expressed as a percentage of the exposure at default. Further information of LGD is included in Note 52.1.1, section “Loss given default (LGD)”.

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

BANCO MACRO SA AND ITS SUBSIDIARIES

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
Financial instruments are settled in part or in full after the first month in which the Bank has no reasonable expectations of recovering the financial instrument or part of the instrument. Should the amount to be settled be higher than the loss allowance for accumulated losses, the difference is considered an addition to the loss allowance that is then applied against the gross carrying amount. Any subsequent recovery is disclosed in the statement of income for the year of recovery in “Other operating income”.

BANCO MACRO SA AND ITS SUBSIDIARIES

3.2.4.7	Forborne and modified loans
The Bank considers a loan forborne when such modification is a result of the borrower’s present or expected financial difficulties. The renegotiation may include the extension of the payment terms and the agreement of new loan conditions. Once the conditions are renegotiated, the impairment is measured using the original effective interest rate as calculated before the conditions were amended. The Bank monitors forborne loans to ensure the continuity of future payments. Derecognition decisions and the classification between Stages 2 and 3 are determined on a case-by-case basis for the commercial portfolio and collectively for the consumer portfolio. Should these procedures identify a loss related to a loan, it is disclosed and managed as an impaired Stage 3 forborne asset until it is collected or derecognized.
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

BANCO MACRO SA AND ITS SUBSIDIARIES

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
If the Bank neither transfers nor retains substantially all the risks and rewards of ownership of a transferred asset, and has retained the control over it, the Bank shall continue to recognize such transferred asset to the extent to which it is exposed to chan ge
s in the value of the transferred asset.
The Bank derecognizes a loan when the terms and conditions have been renegotiated and if, substantially, it becomes a new loan, recognizing the difference for derecognition in profit or loss. If the modification does not generate substantially different cash flows, the modification does not result in derecognition of the loan. The Bank recalculates the gross carrying amount of the assets as present value of modified contractual cash flows, using for the discount the original EIR and recognizes profit or loss from modification as explained in
N
ote 3.2.4.7 “Forborne and modified loans”.
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
Reclassification of financial assets and liabilities – Changes in business model
During the previous fiscal year, the Bank’s Management decided to update the objective related to certain investments, which were reclassified from fair value through OCI to fair value through profit or loss.
In June 2022, the investments reclassified were the Argentine government Treasury bonds in pesos adjusted by CER 2022 and Argentine government Treasury bills in pesos adjusted by CER at discount matured on July 29, 2022 and August 16, 2022. The change in the business model was performed with the objective to optimize the administration of the bonds portfolio, considering the short-duration of the instruments adjusted by CER, maturing in the third quarter of the year and in a context of a narrow volatility for instruments with close maturities. At the reclassification date abovementioned, the fair value of these investments amounted to 276,325,673.
In addition, in August 2022, the investments reclassified were the Argentine government Treasury bonds tied to the US dollar 0.30% maturing April 28, 2023 (TV23). The change in the business model was performed as a result of internal changes in order to optimize the administration of the bonds portfolio. At the reclassification date abovementioned, the fair value of these investments amounted to 149,676,564.
As of December 31, 2023, these investments were collected.

3.3	Leases
The Bank assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

2
8

BANCO MACRO SA AND ITS SUBSIDIARIES

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
The right-of-use assets are also subject to impairment, as explained in section 3.10 of this note.

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

2
9

BANCO MACRO SA AND ITS SUBSIDIARIES

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
Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss. See additionally Note 14.
After initial recognition, goodwill is measured at cost less any accumulated impairment losses as explained in section 3.10.

3.5	Investments in associates and joint arrangements
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

3
0

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

3
1

BANCO MACRO SA AND ITS SUBSIDIARIES

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
When there is any evidence or when an annual impairment test is required for an asset, the Bank shall estimate the recoverable amount of such asset. If the carrying amount of an asset exceeds its recoverable amount, such asset is deemed impaired and its carrying amount shall be reduced to its recoverable amount. As of the date of issuance of these consolidated Financial Statements, there is no evidence of impairment of non-financial assets.

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
The Bank recognized its streams of income and expenses as is explained below, in accordance with IFRS 9 and 15. The majority of Bank’s income and expenses are related to financial instruments, in general recorded using the effective interest method. The remaining income and expenses are recorded depending on the period in which the performance obligation is satisfied. In Notes 30 to 33 are disclosed the streams and amounts for the years ended December 31, 2023, 2022 and 2021.

3.12.1	Revenue from interest income and interest expense
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
Bond coupons were recognized at the time they were declared.

3.12.2	Loan commissions
Commission charges and direct incremental costs related with the granting of financing facilities were deferred and recognized adjusting the EIR thereof.

3
2

BANCO MACRO SA AND ITS SUBSIDIARIES

3.12.3	Service commissions
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

3.12.4	Non-financial revenue and expenses
These items are recognized according to the recognition criteria established in the Conceptual Framework, e.g. revenues should be accrued.

3.13	Customer Loyalty Program
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

•
Current income tax: the consolidated current income tax expense is the sum of the income tax expenses of the different entities that compose the Group (see Note 3), which were assessed, in each case, by applying the tax rate to taxable income, in accordance with Income Tax Law, or equivalent rule or provision, of the countries in which any subsidiary operates.

3
3

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
In certain cases, the Financial Statements prepared in accordance with the IFRS, require that the assets and liabilities to be recognized and/or presented at their fair value. The fair value is the amount at which an asset can be exchanged, or at which a liability can be settled, in mutual independent terms and conditions between participants of the principal market (or most advantageous market) duly informed and willing to transact in an orderly and current transaction. When prices in active markets are available, the Bank has used them as basis for valuation. When prices in active markets are not available, the Bank estimates those values as values based on the best available information, including the use of models and other assessment techniques (for additional information regarding fair value estimates see Note 13). This kind of estimates also applies to the measurement of acquired identifiable assets and liabilities assumed as a consequence of business combinations (see Note 14).
In estimating accrued taxes, the Bank assesses the relative risks of the appropriate tax treatment considering judicial and regulatory guidance in the context of the tax position. Because of the complexity of tax laws and regulations, interpretation can be difficult and subject to legal judgment. It is possible that others, given the same information, may reach different reasonable conclusions regarding the estimated amounts of accrued taxes (for additional information regarding income tax see Note 29).
In the normal course of business, the Bank is a party to lawsuits of various types. In Note 50, contingent liabilities are disclosed with respect to existing or potential claims, lawsuits and other legal proceedings, and is booked an accrual for litigation when it is probable that future costs will be incurred and these costs can be reasonably estimated.
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
New standards adopted in the fiscal year
For the fiscal year beginning on January 1, 2023, the following amendments to IFRS are effective:

3
4

BANCO MACRO SA AND ITS SUBSIDIARIES

Amendments to IAS 1 “Presentation of Financial Statements” and IFRS Practice Statement 2 – Disclosures to accounting policies
:
The amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. They also explain how an entity can identify material accounting policy information and give examples of when accounting policy information is likely to be material. Therefore, a guidance with explanations and examples denominated “four-step materiality process” was as described in the Practice Statement 2.
This amendment did not have a material impact on the disclosures of these consolidated Financial Statements or the annual consolidated Financial Statements.
Amendments to IAS 8 “Accounting policies, changes in accounting estimates and Errors” – Definition of Accounting Estimates
:
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
This amendment would be applicable if the Bank performs a change in an accounting estimate, but it is not expected to have a material impact on the Financial Statements.
Amendments to IAS 12 “Income Tax” – Deferred Tax related to Assets and Liabilities arising from a Single Transaction
:
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
This amendment did not have a material impact on the Financial Statements.
Amendments to IAS 12 “Income Tax” – International Tax Reform-Pillar Two Model Rules:
The IASB issued International Tax Reform - Pillar Two Model Rules in May 2023. This amendment introduces a temporary exception to the accounting for deferred tax assets and liabilities related to Pillar Two income taxes. The amendment also adds targeted disclosure requirements for affected entities, including information about an entity’s exposure to Pillar Two income taxes (before Pillar Two legislation is effective) and current tax expense related to Pillar Two income taxes (when Pillar Two legislation is effective).
At the day of these consolidated Financial Statements, the aforementioned Tax Reform has not been enacted in Argentina. Therefore, this amendment did not have impact on the disclosures of these consolidated Financial Statements.
New pronouncements
The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of these consolidated Financial Statements are disclosed below. The Bank intends to adopt these standards, if applicable, when they become effective.

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

b)
Amendments to IAS 7 “Statement of Cash Flows” and IFRS 7 “Financial Instruments: Disclosures” – Supplier Finance Arrangement: the amendments specify disclosure requirements to enhance the current requirements, which are intended to assist users of Financial Statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. This amendment is applicable as of January 1, 2024. The Bank does not expect this standard to have a material impact on the Financial Statements.

c)
Amendments to IAS 21 “Lack of Exchangeability”: the amendments to this standard will allow an entity to evaluate whether a currency is exchangeable and how to determine a spot exchange rate when exchangeability is lacking. This amendment is applicable as of January 1, 2025. The Bank is evaluating the effects that this amendment would cause in these consolidated Financial Statements.

3
5

BANCO MACRO SA AND ITS SUBSIDIARIES

4.	CONTINGENT TRANSACTIONS
In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. The Bank is also exposed to overdrafts and unused agreed credits on credit cards of the Bank. Since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in the Statement of financial position and, therefore, they are an integral part of the total risk of the Bank.
As of December 31, 2023 and 2022, the Bank maintains the following maximum exposures to credit risk related to this type of transactions:

Composition	12/31/2023	12/31/2022
Undrawn commitments of credit cards and checking accounts	1,384,680,279	2,083,040,564
Guarantees granted	185,041,419	22,448,824
Responsibilities for foreign trade operations	40,110,366
Overdraft and unused agreed commitments	36,582,600	1,909,845

Subtotal	1,646,414,664	2,107,399,233

Less: Allowance for ECL	(2,176,655)	(2,403,512)

Total	1,644,238,009	2,104,995,721

Disclosures related to the allowance for ECL are detailed in item 9.5 of Note 9 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss”.
Risks related to the contingent transactions described above have been evaluated and are controlled within the framework of the Bank’s credit risk policy, as described in Note 52.

5.	DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
The following table shows the Bank’s holdings of debt securities at fair value through profit or loss as of December 31, 2023 and 2022:

Name	Holdings
	12/31/2023		12/31/2022
	Fair value level	Book amounts	Book amounts
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
- Local
Government securities
Argentine government discount bonds in dual currency - Maturity: 08-30-2024	1	821,881,169
Argentine government discount bonds in dual currency - Maturity: 04-30-2024	1	322,820,204
Argentine government discount bonds in dual currency - Maturity: 02-28-2024	1	241,101,548	35,737,886
Argentine government Treasury bonds tied to the US dollar - Maturity: 04-30-2024	1	190,164,513	255,881
Argentine government discount bonds in dual currency - Maturity: 06-30-2024	1	102,371,616
Neuquén government Treasury bills S01 C01 - Maturity: 04-19-2026	2	9,168,242
Argentine government Treasury bonds in pesos adjusted by CER 4.25% - Maturity: 10-14-2024	1	5,985,638
Autonomous City of Buenos Aires bonds 7.5% - Maturity: 06-01-2027	2	5,238,009	4,677,694
Argentine government US dollar step-up bonds - Maturity: 07-09-2030	1	2,381,340	1,448,053
Argentine government Treasury bonds in pesos adjusted by CER - Maturity: 11-09-2026	1	2,365,081	3,924,708
Other		10,165,716	591,822,080

Subtotal local government securities (1)		1,713,643,076	637,866,302

3
6

BANCO MACRO SA AND ITS SUBSIDIARIES

Name	Holdings
	12/31/2023		12/31/2022
	Fair value level	Book amounts	Book amounts
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS (continued)
- Local
Private securities
Corporate bonds YPF SA C025 - Maturity: 02-13-2026	1	10,228,522
Corporate bonds Pampa Energía SA CL. I - Maturity: 01-24-2027	2	3,491,351	1,842,764
Corporate bonds Genneia SA C031 - Maturity: 09-02-2027	1	2,930,261	4,140,470
Corporate bonds Transportadora de Gas del Sur SA C002 - Maturity: 05-02-2025	1	1,983,861	2,204,865
Corporate bonds YPF SA C39 - Maturity: 07-28-2025	1	1,767,458
Corporate bonds Coemision Gemsa and CTR C021 - Maturity: 04-17-2025	1	1,740,002
Corporate bonds Telecom Argentina SA C005 - Maturity: 08-06-2025	1	1,517,696	215,036
Corporate bonds YPF SA C002 - Maturity: 07-25-2026	2	1,279,846
Corporate bonds Capex SA C005 - Maturity: 08-25-2028	1	1,169,504
Corporate bonds Telecom Argentina SA C001 - Maturity: 07-18-2026	1	1,065,260	861,210
Other		5,617,494	10,107,998

Subtotal local private securities (2)		32,791,255	19,372,343

- Foreign
Government securities
US Treasury bills - Maturity: 06-27-2024	1	3,153,777
US Treasury bills - Maturity: 10-31-2024	1	2,331,621
US Treasury bills - Maturity: 08-08-2024	1	194,108

Subtotal foreign government securities		5,679,506

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		1,752,113,837	657,238,645

(1)
In March and June 2023, the Bank entered into voluntary debt exchange under the terms of section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities involved in such exchange transactions were as follows:

•	Argentine government Treasury bills in pesos adjusted by CER – Maturity: 05-19-2023 (X19Y3) for a face value of 1,145,882,575.

•	Argentine government discount bonds in dual currency – Maturity: 07-21-2023 (TDL23) for a face value of 344,498,105.

•	Argentine government discount Treasury bills in pesos – Maturity: 05-31-2023 (S31Y3) for a face value of 295,000,000.

•	Argentine government discount Treasury bills in pesos – Maturity: 04-28-2023 (S28A3) for a face value of 210,000,000.

•	Argentine government discount Treasury bills in pesos – Maturity: 03-31-2023 (S31M3) for a face value of 200,000,000.

•	Argentine government Treasury bills in pesos adjusted by CER – Maturity: 06-16-2023 (X16J3) for a face value of 159,305,395.

•	Argentine government discount bonds in dual currency – Maturity: 09-29-2023 (TDS23) for a face value of 120,244,752.

•	Argentine government Treasury bonds tied to the US dollar - Maturity: 07-31-2023 (T2V3) for a face value of 3,000,000.
Additionally, with almost all the instruments received, the Bank acquired put options with the BCRA. These options give the Bank the opportunity to sell (put option) the underlying asset at a value determined by the applicable BCRA regulations. In this transaction, the options could be exercised up to one day before the maturity of the underlying instrument. Considering the terms and conditions of these put options established by the BCRA, they are considered “out of the money” with fair value amounted to zero. As of December 31, 2023, their notional value amounted to 723,905,521.
In January and February 2024 the following put options were exercised:

•	Argentine government discount bonds in dual currency - Maturity: 08-30-2024 (TDG24) for a face value of 1,033,387,454.

•	Argentine government discount bonds in dual currency - Maturity: 04-30-2024 (TDA24) for a face value of 416,431,788.

•	Argentine government Treasury bonds tied to the US dollar 0.40% - Maturity: 04-30-2024 (TV24) for a face value of 237,640,435.

•	Argentine government discount bonds in dual currency - Maturity: 06-30-2024 (TDJ24) for a face value of 113,500,000.

(2)
In July 2023, the Bank decided to enter into
an exchange
of the following instrument: Aeropuertos Argentina 2000 US dollars 4% class 3 - Maturity: 09-08-2023 (AER3D) for a total face value of 4,555,434.

3
7

BANCO MACRO SA AND ITS SUBSIDIARIES

6.	DERIVATIVE FINANCIAL INSTRUMENTS
The Bank performs derivative transactions for trading purposes through Futures and Forwards. These are contractual agreements to buy or sell a specific financial instrument at a given price and a fixed date in the future. Future contracts, in turn, correspond to transactions for standardized amounts, executed in a regulated market and subject to daily cash margin requirements. Forward contracts are customized contracts traded on an over-the-counter market. The main differences in risks associated with these types of contracts are the credit risk and the liquidity risk. In forward contracts there is counterparty risk since the Bank has credit exposure to counterparties of the agreements. The credit risk related to futures contracts is deemed very low because daily cash margin requirements help guarantee these contracts are always fulfilled. In addition, forward contracts are generally settled in gross terms and, therefore, they are deemed to have a higher settlement risk than future contracts that, unless they are chosen to be performed by delivery, are settled on a net basis. Both types of contracts expose the Bank to market risk. See in addition Notes 5 and 10.
At the beginning, derivatives often imply only a mutual exchange of promises with little or no investment. Nevertheless, these instruments frequently imply high levels of leverage and are quite volatile. A relatively small movement in the value of the unde rlyi
ng asset could have a significant impact in profit or loss. Furthermore, over-the-counter derivatives may expose the Bank to risks related to the absence of an exchange market in which to close an open position. The Bank’s exposure for derivative contracts is monitored on a regular basis as part of its general risk management framework. Information on the Bank’s credit risk management objectives and policies is included in Note 52.
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

Derivative financial assets	Underlying notional value	12/31/2023		12/31/2022
		Notional value (in thousand)	Fair value	Notional value (in thousand)	Fair value
Transactions of foreign currency contract without delivery of underlying asset	US dollars	113,653	13,143,270	62,971	133,591

Total derivatives held for trading		113,653	13,143,270	62,971	133,591

Derivative financial liabilities	Underlying notional value	12/31/2023		12/31/2022
		Notional value (in thousand)	Fair value	Notional value (in thousand)	Fair value
Transactions of foreign currency contract without delivery of underlying asset	US dollars	132,179	2,837,879	985	7,382

Total derivatives held for trading		132,179	2,837,879	985	7,382

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

3
8

BANCO MACRO SA AND ITS SUBSIDIARIES

7.	REPURCHASE AGREEMENTS
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
As of December 31, 2023 and 2022, the Bank has repurchase agreements of government and private securities, in absolute value, fo
r 639,183,710 and 192,852,624,
respectively. Maturity of the repurchase agreements as of December 2023 occurred during the month of January 2024. Furthermore, the securities received guarantee repurchase agreements as of December 31, 2023 and 2022, total

679,456,540
and
212,163,266
,
respectively, and were recognized as an off balance sheet transaction, while the amounts delivered that guarantee repurchase agreements as of December 31, 202
3 amount to 30,446,725, and are recorded in the heading “Financial assets delivered in guarantee” of the financial statement
s.
Profit generated by the Bank as a result of its repurchase agreements arranged during the fiscal years ended on December 31, 2023, 2022 and 2021, total

196,918,446
,
41,369,973
 and 51,779,583
,
respectively, and were accounted for in “Interest income” in the consolidated statement of income. In addition, losses generated by the Bank as a result of its repurchase agreements arranged during the fiscal years ended on December 31, 2023, 2022 and 2021 total

13,873,646
,
3,038,227
 and 1,786,842
, respectively, and were recognized as “Interest expense” in the consolidated statement of income.

8.	OTHER FINANCIAL ASSETS
The composition of the other financial assets as of December 31, 2023 and 2022 is as follows:

Composition	12/31/2023	12/31/2022
Sundry debtors (see Note 12)	103,795,538	82,226,448
Receivables from other spot sales pending settlement	69,689,064	31,906,396
Private securities	26,390,995	14,039,085
Receivables from spot sales of foreign currency pending settlement	1,413,273	49,842,133
Receivables from spot sales of government securities pending settlement	93,988	1,521,526
Other	593,807	1,191,593

Subtotal	201,976,665	180,727,181

Less: Allowances for ECL	(595,276)	(283,507)

Total	201,381,389	180,443,674

Disclosures related to allowance for ECL are detailed in item 9.4 of Note 9 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss”.

3
9

BANCO MACRO SA AND ITS SUBSIDIARIES

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
Note 13 discloses financial assets measured at fair value on a recurring basis and financial assets not recognized at fair value. This classification is made pursuant to the expressed in Note 3 “Basis for the preparation of these Financial Statements and applicable accounting standards”. Additionally, Note 13 explains the information related to the valuation process.
Moreover, the Bank applies the impairment requirements for guarantees granted, undrawn commitments of credit cards and checking accounts, letter of credits, which are not recognized in the consolidated statement of financial position. This impairment is disclosed in the consolidated statement of income as “Other operating expenses”.
For the purpose of assessing the Bank’s credit risk exposure and identifying material credit risk concentration, disclosures regarding credit risk of financial assets and items not recognized in the statement of financial position are as follows.

9.1	Exposure to credit risk
According to the nature of the information to be disclosed and the loan characteristics, the Bank groups them as follows (see in addition Note 52.1.4):

Composition	12/31/2023	12/31/2022
Loans and other financing	1,887,306,653	1,898,351,483
Individual assessment	438,779,000	339,228,709
Collective assessment	1,448,527,653	1,559,122,774

Less: Allowance for ECL	(53,648,800)	(34,262,639)

Total	1,833,657,853	1,864,088,844

The following table shows the credit quality and the carrying amount of credit risk, based on the Bank’s credit risk rating system, the probability of default (PD) and the year-end stage classification, taking into account what was mentioned in the previous paragraph. The amounts are presented gross of the impairment allowances.

Internal rating grade	Range PD			12/31/2023
				Stage 1	Stage 2	Stage 3	Total	%
Performing				1,768,631,793	49,326,689		1,817,958,482	96.32
High grade	0.00%	-	3.50%	1,656,677,021	17,622,473		1,674,299,494	88.70
Standard grade	3.51%	-	7.00%	74,319,390	11,096,658		85,416,048	4.53
Sub-standard grade	7.01%	-	33.00%	37,635,382	20,607,558		58,242,940	3.09
Past due but not impaired (1)	33.01%	-	99.99%	9,560,270	39,794,513		49,354,783	2.62
Impaired		100%				19,993,388	19,993,388	1.06

Total				1,778,192,063	89,121,202	19,993,388	1,887,306,653	100

%				94.22	4.72	1.06	100

4
0

BANCO MACRO SA AND ITS SUBSIDIARIES

Internal rating grade	Range PD			12/31/2022
				Stage 1	Stage 2	Stage 3	Total	%
Performing				1,808,202,524	39,193,802		1,847,396,326	97.32
High grade	0.00%	-	3.50%	1,681,921,508	7,681,012		1,689,602,520	89.01
Standard grade	3.51%	-	7.00%	74,589,458	9,486,644		84,076,102	4.43
Sub-standard grade	7.01%	-	33.00%	51,691,558	22,026,146		73,717,704	3.88
Past due but not impaired (1)	33.01%	-	99.99%	11,793,490	23,553,411		35,346,901	1.86
Impaired		100%				15,608,256	15,608,256	0.82

Total				1,819,996,014	62,747,213	15,608,256	1,898,351,483	100

%				95.87	3.31	0.82	100

(1)	It also includes transactions which are more than 5 days past due independently of the PD range assigned.

9.1.1	Loans on an individual assessment
The table below shows the credit quality and the debt balance to credit risk of commercial loans by grade on the Bank’s internal credit rating system, PD range and year-end stage classification. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in Note 52.1 section “Credit risk”.

Internal rating grade	Range PD			12/31/2023
				Stage 1	Stage 2	Stage 3	Total	%
Performing				406,896,843	7,097,218		413,994,061	94.35
High grade	0.00%	-	3.50%	370,890,261	4,272,758		375,163,019	85.50
Standard grade	3.51%	-	7.00%	20,525,339	1,461		20,526,800	4.68
Sub-standard grade	7.01%	-	33.00%	15,481,243	2,822,999		18,304,242	4.17
Past due but not impaired	33.01%	-	99.99%		17,720,066		17,720,066	4.04
Impaired		100%				7,064,873	7,064,873	1.61

Total				406,896,843	24,817,284	7,064,873	438,779,000	100

%				92.73	5.66	1.61	100

Internal rating grade	Range PD			12/31/2022
				Stage 1	Stage 2	Stage 3	Total	%
Performing				326,942,915	8,003,761		334,946,676	98.74
High grade	0.00%	-	3.50%	305,519,934	3,864,391		309,384,325	91.20
Standard grade	3.51%	-	7.00%	11,345,135	1,951,825		13,296,960	3.92
Sub-standard grade	7.01%	-	33.00%	10,077,846	2,187,545		12,265,391	3.62
Past due but not impaired	33.01%	-	99.99%
Impaired		100%				4,282,033	4,282,033	1.26

Total				326,942,915	8,003,761	4,282,033	339,228,709	100

%				96.38	2.36	1.26	100

4
1

BANCO MACRO SA AND ITS SUBSIDIARIES

An analysis of changes in the gross carrying amount and the corresponding ECL allowances in relation to lending on an individual assessment is as follows:

	Stage			Total
	1	2	3
Gross carrying amount as of January 1, 2023	326,942,915	8,003,761	4,282,033	339,228,709
Assets originated or purchased	649,772,639	21,238,203		671,010,842
Assets derecognized or repaid	(176,933,446)		(2,809,863)	(179,743,309)
Variations	28,015,918	6,597,883	10,966,820	45,580,621
Transfers to Stage 1
Transfers to Stage 2
Transfers to Stage 3
Amounts Written Off			(647,847)	(647,847)
Monetary effects	(420,901,183)	(11,022,563)	(4,726,270)	(436,650,016)

As of December 31, 2023	406,896,843	24,817,284	7,064,873	438,779,000

	Stage			Total
	1	2	3
Gross carrying amount as of January 1, 2022	489,589,175	28,728,902	4,631,927	522,950,004
Assets originated or purchased	342,707,676	2,859,746		345,567,422
Assets derecognized or repaid	(259,247,462)	(10,856,932)	(3,298,295)	(273,402,689)
Variations	11,783,851	1,501,434	1,877,290	15,162,575
Transfers to Stage 1	77,630	(77,630)
Transfers to Stage 2
Transfers to Stage 3	(466,878)	(4,989,188)	5,456,066
Amounts Written Off
Monetary effects	(257,501,077)	(9,162,571)	(4,384,955)	(271,048,603)

As of December 31, 2022	326,942,915	8,003,761	4,282,033	339,228,709

	Stage			Total
	1	2	3
ECL amount as of January 1, 2023	2,935,963	1,034,229	2,394,551	6,364,743
Assets originated or purchased	6,805,503	13,734,889		20,540,392
Assets derecognized or repaid	(1,403,611)		(1,409,340)	(2,812,951)
Variations	12,242	2,519,984	7,869,986	10,402,212
Transfers to Stage 1
Transfers to Stage 2
Transfers to Stage 3
Amounts Written Off			(482,865)	(482,865)
Monetary effects	(3,692,265)	(3,704,590)	(2,817,639)	(10,214,494)

As of December 31, 2023	4,657,832	13,584,512	5,554,693	23,797,037

4
2

BANCO MACRO SA AND ITS SUBSIDIARIES

	Stage			Total
	1	2	3
ECL amount as of January 1, 2022	4,039,465	15,234,993	3,750,095	23,024,553
Assets originated or purchased	3,350,170	919,241		4,269,411
Assets derecognized or repaid	(1,856,376)	(6,696,177)	(2,708,533)	(11,261,086)
Variations	(216,466)	(1,606,792)	498,343	(1,324,915)
Transfers to Stage 1	48,467	(48,467)
Transfers to Stage 2
Transfers to Stage 3	(353,824)	(3,315,561)	3,669,385
Amounts Written Off
Monetary effects	(2,075,473)	(3,453,008)	(2,814,739)	(8,343,220)

As of December 31, 2022	2,935,963	1,034,229	2,394,551	6,364,743

9.1.2	Loans on a collective assessment
The table below shows the credit quality and the debt balance to credit risk of loans portfolio under collective assessment, by grade of credit risk classification based on the Bank’s internal credit rating system, PD range and year-end stage classification. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in Note 52.1 section “Credit risk”.

Internal rating grade	Range PD			12/31/2023
				Stage 1	Stage 2	Stage 3	Total	%
Performing				1,361,734,950	42,229,471		1,403,964,421	96.93
High grade	0.00%	-	3.50%	1,285,786,760	13,349,715		1,299,136,475	89.69
Standard grade	3.51%	-	7.00%	53,794,051	11,095,197		64,889,248	4.48
Sub-standard grade	7.01%	-	33.00%	22,154,139	17,784,559		39,938,698	2.76
Past due but not impaired (1)	33.01%	-	99.99%	9,560,270	22,074,447		31,634,717	2.18
Impaired		100%				12,928,515	12,928,515	0.89

Total				1,371,295,220	64,303,918	12,928,515	1,448,527,653	100

%				94.67	4.44	0.89	100

Internal rating grade	Range PD			12/31/2022
				Stage 1	Stage 2	Stage 3	Total	%
Performing				1,481,259,609	31,190,041		1,512,449,650	97.00
High grade	0.00%	-	3.50%	1,376,401,574	3,816,621		1,380,218,195	88.52
Standard grade	3.51%	-	7.00%	63,244,323	7,534,819		70,779,142	4.54
Sub-standard grade	7.01%	-	33.00%	41,613,712	19,838,601		61,452,313	3.94
Past due but not impaired (1)	33.01%	-	99.99%	11,793,490	23,553,411		35,346,901	2.27
Impaired		100%				11,326,223	11,326,223	0.73

Total				1,493,053,099	54,743,452	11,326,223	1,559,122,774	100

%				95.76	3.51	0.73	100

(1)	It also includes transactions which are more than 5 days past due independently of the PD range assigned.

4
3

BANCO MACRO SA AND ITS SUBSIDIARIES

An analysis of changes in the gross carrying amount and the corresponding ECL allowances in relation to lending on a collective assessment is as follows:

	Stage			Total
	1	2	3
Gross carrying amount as of January 1, 2023	1,493,053,099	54,743,452	11,326,223	1,559,122,774
Assets originated or purchased	1,288,196,204	60,456,674		1,348,652,878
Assets derecognized or repaid	(264,755,327)	(7,819,751)	(1,732,917)	(274,307,995)
Variations	396,382,311	11,865,327	13,294,100	421,541,738
Transfers to Stage 1	21,169,524	(20,907,154)	(262,370)
Transfers to Stage 2	(41,248,185)	41,506,597	(258,412)
Transfers to Stage 3	(6,764,857)	(3,434,687)	10,199,544
Amounts Written Off	(584,285)	(1,905,495)	(4,097,034)	(6,586,814)
Monetary effects	(1,514,153,264)	(70,201,045)	(15,540,619)	(1,599,894,928)

As of December 31, 2023	1,371,295,220	64,303,918	12,928,515	1,448,527,653

	Stage			Total
	1	2	3
Gross carrying amount as of January 1, 2022	1,601,779,515	55,595,400	15,378,194	1,672,753,109
Assets originated or purchased	898,380,301	26,220,738		924,601,039
Assets derecognized or repaid	(300,383,490)	(9,477,785)	(3,040,709)	(312,901,984)
Variations	301,337,667	8,307,509	889,594	310,534,770
Transfers to Stage 1	19,195,129	(18,802,408)	(392,721)
Transfers to Stage 2	(31,409,433)	31,958,880	(549,447)
Transfers to Stage 3	(11,503,191)	(2,435,405)	13,938,596
Amounts Written Off	(862,520)	(1,609,898)	(6,239,607)	(8,712,025)
Monetary effects	(983,480,879)	(35,013,579)	(8,657,677)	(1,027,152,135)

As of December 31, 2022	1,493,053,099	54,743,452	11,326,223	1,559,122,774

	Stage			Total
	1	2	3
ECL amount as of January 1, 2023	13,882,539	5,640,910	8,374,447	27,897,896
Assets originated or purchased	12,741,034	3,750,273		16,491,307
Assets derecognized or repaid	(1,748,264)	(1,046,286)	(1,282,471)	(4,077,021)
Variations	4,045,132	3,699,144	17,195,963	24,940,239
Transfers to Stage 1	1,889,910	(1,700,132)	(189,778)
Transfers to Stage 2	(902,282)	1,088,669	(186,387)
Transfers to Stage 3	(192,467)	(540,494)	732,961
Amounts Written Off	(52,705)	(408,452)	(2,906,858)	(3,368,015)
Monetary effects	(14,365,446)	(5,888,448)	(11,778,749)	(32,032,643)

As of December 31, 2023	15,297,451	4,595,184	9,959,128	29,851,763

4
4

BANCO MACRO SA AND ITS SUBSIDIARIES

	Stage			Total
	1	2	3
ECL amount as of January 1, 2022	17,023,541	6,088,536	12,287,981	35,400,058
Assets originated or purchased	15,875,923	2,924,800		18,800,723
Assets derecognized or repaid	(3,910,181)	(1,134,000)	(2,366,268)	(7,410,449)
Variations	(1,567,582)	2,964,912	4,933,971	6,331,301
Transfers to Stage 1	2,170,916	(1,847,672)	(323,244)
Transfers to Stage 2	(661,196)	980,554	(319,358)
Transfers to Stage 3	(5,457,397)	(434,943)	5,892,340
Amounts Written Off	(51,899)	(357,667)	(5,119,302)	(5,528,868)
Monetary effects	(9,539,586)	(3,543,610)	(6,611,673)	(19,694,869)

As of December 31, 2022	13,882,539	5,640,910	8,374,447	27,897,896

Over the course of 202
3
 and 202
2
, the Bank generated from loan portfolio sales, profit for 417,637 and 528,247, respectively.
The contractual amount outstanding on loans and other financing that have been written off by the Bank as of December 31, 2023 and 2022 that were still subject to enforcement activity was 29,954,761 and 20,246,250, respectively.

9.2	Other debt securities at amortized cost
For local government securities, EAD is considered equal to the debt balance, because there is not available information of such instruments’ behavior when they defaulted. For PD and LGD parameters, they were calculated using Basel regulatory parameters, considering also the market value at year end (see
N
ote 52.1.4).
The criterion used to calculate ECL of Financial Trusts and Corporate Bonds is based on the rating granted by risk rating agencies to each debt security type making up the financial trusts or each corporate bond series, respectively. This means that the factor to be used will vary depending on the debt securities holdings (A or B). The EAD is assumed to be equal to the outstanding balance.
The table below shows the exposures gross of impairment allowances by stage:

Composition	12/31/2023
	Stage 1	Stage 2	Stage 3	Total	%
Local government securities and Central Bank of Argentina bills and notes	129,130,464			129,130,464	92.16
Corporate bonds	10,320,213			10,320,213	7.37
Financial trust	665,139			665,139	0.47
Other private securities			144	144	0.00

Total	140,115,816		144	140,115,960	100

%	100			100

Composition	12/31/2022
	Stage 1	Stage 2	Stage 3	Total	%
Local government securities and Central Bank of Argentina bills and notes	1,862,988,325			1,862,988,325	99.78
Corporate bonds	3,235,550			3,235,550	0.17
Financial trust	960,269			960,269	0.05

Total	1,867,184,144			1,867,184,144	100

%	100			100

4
5

BANCO MACRO SA AND ITS SUBSIDIARIES

The related ECL for local government securities
and Central Bank of Argentina bills and notes
as of December 31, 2023 and 2022 amounted to 858,814 and 1,040,723, respectively. The related ECL for Corporate bonds as of December 31, 2023 and 2022 amounted to 11,728 and 1,726, respectively. The ECL related to Financial trusts as of December 31, 2023 and 2022 amounted to 138 y 751, respectively. The ECL related to Other private securities as of December 31, 2023 amounted to 144. A detail of these investments is disclosed in Note 10.

9.3	Other debt securities at fair value through OCI
This group includes local and foreign government securities measured at fair value through OCI. For these assets, an individual assessment of the related parameters was performed. For PD and LGD parameters, they were calculated using Basel regulatory parameters.
The table below shows the exposures gross of impairment allowances by stage:

Composition	12/31/2023
	Stage 1	Stage 2	Stage 3	Total	%
Local government securities	248,113,739			248,113,739	85.06
Foreign government securities	43,575,623			43,575,623	14.94

Total	291,689,362			291,689,362	100

%	100			100

Composition	12/31/2022
	Stage 1	Stage 2	Stage 3	Total	%
Local government securities	406,326,814			406,326,814	94.61
Foreign government securities	23,141,672			23,141,672	5.39

Total	429,468,486			429,468,486	100

%	100			100

The related ECL for local government securities as of December 31, 2023 and 2022 amounted to 55,826 and 90,939, respectively. During 2023 and 2022, there were no transfers between stages. A detail of these investments is disclosed in Note 10.

9.4	Other financial assets
The table below shows the exposures gross of impairment allowances by stage:

Composition	12/31/2023
	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	175,585,670			175,585,670	100

Total	175,585,670			175,585,670	100

%	100			100

Composition	12/31/2022
	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	166,688,096			166,688,096	100

Total	166,688,096			166,688,096	100

%	100			100

The ECL related to these types of instruments amounted to 595,276 and 283,507 as of December 31, 2023 and 2022, respectively, including the ECL related to the payments to be collected for the transaction mentioned in Note 12.

4
6

BANCO MACRO SA AND ITS SUBSIDIARIES

9.5	Loans commitment
The table below shows the exposures gross of impairment allowances by stage:

Composition	12/31/2023
	Stage 1	Stage 2	Stage 3	Total	%
Undrawn commitments of credit cards and checking accounts	1,374,006,128	10,671,555	2,596	1,384,680,279	84.14
Guarantees granted	184,387,622			184,387,622	11.20
Responsibilities for foreign trade operations	40,110,366			40,110,366	2.44
Overdraft and unused agreed commitments	36,538,156	32,744		36,570,900	2.22

Total	1,635,042,272	10,704,299	2,596	1,645,749,167	100

%	99.35	0.65		100

Composition	12/31/2022
	Stage 1	Stage 2	Stage 3	Total	%
Undrawn commitments of credit cards and checking accounts	2,049,412,777	33,623,110	4,677	2,083,040,564	98.92
Guarantees granted	22,333,880			22,333,880	1.06
Overdraft and unused agreed commitments	497,588			497,588	0.02

Total	2,072,244,245	33,623,110	4,677	2,105,872,032	100

%	98.40	1.60		100

The related ECL for undrawn commitments of credit cards and checking accounts as of December 31, 2023 and 2022 amounted to 1,465,201 and 2,261,759, respectively. The ECL related to guarantees granted as of December 31, 2023 and 2022 amounted to 668,613 and 141,526, respectively. The ECL related to overdraft and unused agreed commitments as of December 31, 2023 and 2022 amounted to 42,841
and
227, respectively.
For undrawn commitments of credit cards and checking accounts, during 2023 there were transfers of the carrying amounts to Stage 1, Stage 2 and Stage 3 for an amount of 12,817,064, (12,819,013
)
and 1,949,
respectively, and there were transfers of the ECL to Stage 1, Stage 2 and Stage 3 for an amount of
217,090, (217,095) and 5,
respectively. For undrawn commitments of credit cards and checking accounts, during 2022 there were transfers of the carrying amounts to Stage 1, Stage 2 and Stage 3 for an amount of (18,217,967), 18,041,458 and 176,509, respectively, and there were transfers of the ECL to Stage 1, Stage 2 and Stage 3 for an amount of 154,592, (155,287) and 788, respectively. For the other items, there were no transfers between stages during 2023 and 2022.

10.	OTHER DEBT SECURITIES
The following table shows the Bank’s holdings of other debt securities, net of the impairment allowances, as of December 31, 2023 and 2022:

4
7

BANCO MACRO SA AND ITS SUBSIDIARIES

Name	Holdings
	12/31/2023		12/31/2022
	Fair value level	Book amounts	Book amounts
OTHER DEBT SECURITIES
Measured at fair value through other comprehensive income
- Local
Government securities
Argentine government Treasury bonds in pesos adjusted by CER 4.25% - Maturity: 02-14-2025	1	196,595,700
Argentine government Treasury bonds in pesos adjusted by CER 3.75% - Maturity: 04-14-2024	1	33,259,200
Argentine government Treasury bonds in pesos - Maturity: 05-23-2027	1	6,667,968
Argentine government US dollar step-up bonds - Maturity: 07-09-2030	1	3,757,257	1,620,162
Argentine government Treasury bonds in pesos - Maturity: 08-23-2025	2	2,753,280
Argentine government Treasury bonds in pesos BADLAR x 0.7 - Maturity: 11-23-2027	1	2,597,991
Argentine government Treasury bonds in pesos adjusted by CER 4.25% - Maturity: 10-14-2024	1	2,200,700
Argentine government US dollar bonds 1% - Maturity: 07-09-2029	1	281,643	112,536
Argentine government discount bills in pesos adjusted by CER - Maturity: 02-17-2023			154,488,695
Argentine government Treasury bonds in pesos adjusted by CER - Maturity: 03-25-2023			111,578,472
Other			138,526,949

Subtotal local government securities (1)		248,113,739	406,326,814

- Foreign
Government securities
US Treasury bills - Maturity: 01-18-2024	1	25,810,639
US Treasury bills - Maturity: 01-11-2024	1	12,111,378
US Treasury bills - Maturity: 01-09-2024	1	5,653,606
US Treasury bills - Maturity: 01-10-2024			23,141,672

Subtotal foreign government securities		43,575,623	23,141,672

Total Other debt securities measured at fair value through other comprehensive income (2)		291,689,362	429,468,486

Measured at amortized cost
- Local
Government securities
Argentine government Treasury bonds in pesos - Maturity: 08-23-2025		44,954,504
Argentine government Treasury bonds in pesos - Maturity: 05-23-2027		35,263,806	125,065,730
Argentine government Treasury bonds in pesos BADLAR x 0.7 - Maturity: 11-23-2027		13,387,030	26,079,046
Discount bonds in pesos 5.83% - Maturity: 12-31-2033		1,494,782	1,578,509
Province of Río Negro Treasury bills S03 - Maturity: 06-14-2024		104,561
Province of Río Negro debt securities in pesos - Maturity: 04-12-2023			623,852
Province of Río Negro Treasury bills S02 in pesos - Maturity: 06-15-2023			619,698

Subtotal local government securities		95,204,683	153,966,835

4
8

BANCO MACRO SA AND ITS SUBSIDIARIES

Name	Holdings
	12/31/2023		12/31/2022
	Fair value level	Book amounts	Book amounts
OTHER DEBT SECURITIES (continued)
BCRA bills
BCRA internal bills at benchmark exchange rate - Maturity: 10-03-2024		10,106,040
BCRA internal bills at benchmark exchange rate - Maturity: 11-18-2024		7,276,350
BCRA internal bills at benchmark exchange rate - Maturity: 10-19-2024		4,042,417
BCRA internal bills at benchmark exchange rate - Maturity: 11-15-2024		3,314,782
BCRA internal bills at benchmark exchange rate - Maturity: 08-06-2024		2,263,753
BCRA internal bills at benchmark exchange rate - Maturity: 08-08-2024		1,940,360
BCRA internal bills at benchmark exchange rate - Maturity: 11-13-2024		1,697,815
BCRA internal bills at benchmark exchange rate - Maturity: 11-20-2024		1,455,270
BCRA internal bills at benchmark exchange rate - Maturity: 10-18-2024		808,483
BCRA internal bills at benchmark exchange rate - Maturity: 08-03-2024		161,697
Other			1,670,281,970

Subtotal BCRA bills		33,066,967	1,670,281,970

BCRA notes
BCRA liquidity notes in pesos - Maturity: 01-04-2023			37,698,797

Subtotal BCRA notes			37,698,797

Private securities
Corporate bonds Vista Energy Argentina SAU C20 - Maturity: 07-20-2025		2,579,153
Corporate bonds Vista Energy Argentina SAU C13 - Maturity: 08-08-2024		2,379,207	1,625,295
Corporate bonds Vista Oil y Gas Argentina SAU C15 -Maturity: 01-20-2025		2,194,824	1,499,962
Corporate bonds Volkswagen Financial Services C010 – Maturity: 10-12-2024		1,923,729
Corporate bonds MSU SA C06 – Maturity: 11-02-2024		811,502
Fiduciary debt securities Confibono Financial Trust S73 Class A - Maturity: 05-20-2024		474,426
Corporate bonds SME Liliana SRL Guaranteed S01 – Maturity: 04-18-2025		420,072
Fiduciary debt securities Secubono Financial Trust S230 Class A - Maturity: 06-28-2024		77,380
Fiduciary debt securities Moni Mobile Financial Trust S09 Class A - Maturity: 09-16-2024		55,448
Fiduciary debt securities Supercanal II Financial Trust Class A - Maturity: 03-21-2024		24,852
Other		32,893	1,068,085

Subtotal local private securities		10,973,486	4,193,342

Total Other debt securities measured amortized cost (3)		139,245,136	1,866,140,944

TOTAL OTHER DEBT SECURITIES		430,934,498	2,295,609,430

(1)
In January and March 2023, the Bank entered into voluntary debt exchange under the terms of section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities involved in such exchange transactions were as follows:

•	Argentine government discount Treasury bills in pesos – Maturity: 06-30-2023 (S3OJ3) for a face value of 26,640,975,851.

•	Argentine government discount Treasury bills in pesos adjusted by CER – Maturity: 02-17-2023 (X17F3) for a face value of 20,900,000,000.

•	Argentine government discount Treasury bills in pesos – Maturity: 02-28-2023 (S28F3) for a face value of 12,893,000,000.

•	Argentine government discount Treasury bills in pesos adjusted by CER – Maturity: 06-16-2023 (X16J3) for a face value of 4,516,000,000.

•	Argentine government discount Treasury bills in pesos adjusted by CER – Maturity: 05-19-2023 (X19Y3) for a face value of 1,759,369,713.

•	Argentine government discount Treasury bills in pesos adjusted by CER – Maturity: 01-20-2023 (X20E3) for a face value of 290,000,000.
Additionally, with almost all the instruments received, the Bank acquired put options with the BCRA that could be exercised up to one day before the maturity of the underlying instrument. Considering the terms and conditions of these put options established by the BCRA, they are considered “out of the money” with fair value amounted to zero.

(2)	The gross carrying amount of these investments, their stages and the related allowance for ECL are disclosed in Note 9.3.
(3)	The gross carrying amount of these investments, their stages and the related allowance for ECL are disclosed in Note 9.2.
As of December 31, 2023 the unrealized gains and losses from government securities amounted to 32,419,342 and 3,051,207
, respectively.

In addition, as of December 31, 2022, the unrealized gains and losses from government securities amounted to 1,710,802 and 2,955,194.

4
9

BANCO MACRO SA AND ITS SUBSIDIARIES

11.	FINANCIAL ASSETS DELIVERED AS GUARANTEE
The composition of financial assets delivered as guarantee as of December 31, 2023 and 2022 is as follows:

Composition	Carrying amount
	12/31/2023	12/31/2022
For transactions with the BCRA	68,117,546	77,305,535
For guarantee deposits	34,326,813	18,048,350
For repurchase agreements	30,446,725

Total	132,891,084	95,353,885

The Bank’s Management considers there shall be no losses due to the restrictions on the above listed financial assets.

12.	EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS - PRISMA MEDIOS DE PAGO SA
The following table shows the bank’s holdings of equity instruments at fair value through profit or loss as of December 31, 2023 and 2022:

Name	Holdings
	12/31/2023		12/31/2022
	Fair value level	Book amounts	Book amounts
EQUITY INSTRUMENTS
Measured at fair value through profit or loss
- Local
Mercado Abierto Electrónico SA	3	1,669,450	1,440,372
Matba Rofex SA	1	814,957
C.O.E.L.S.A	3	242,424	272,678
Mercado a Término Rosario SA	3	44,978
AC Inversora SA	3	39,182	60,983
Sedesa	3	37,638	66,301
Provincanje SA	3	15,290	45,173
Pampa Energía SA	1	3,166	2,247
Acindar SA	3	1,445
Other		1,303	230,000

Subtotal local		2,869,833	2,117,754

- Foreign
Banco Latinoamericano de Comercio Exterior SA	1	146,084	65,260
Cedear Vista Oil & Gas	1	125,423	45,811
Cedear Pepsico	1	40,694	58,498
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales	3	26,122	17,582
Cedear Thermo Fisher Scientific Inc.	1	5,685	7,956
Cedear Exxon Mob			106,082
Cedear Berkshire Hathaway Inc.			89,156
Cedear McDonald			67,049
Cedear Bioceres Crop Solutions Corp.			11,126
Cedear Unitedhealth Group Inc.			8,144
Other			19,718

Subtotal foreign		344,008	496,382

Total measured at fair value through profit or loss		3,213,841	2,614,136

TOTAL EQUITY INSTRUMENTS		3,213,841	2,614,136

5
0

BANCO MACRO SA AND ITS SUBSIDIARIES

On January 21, 2019, the Bank, together with the other shareholders of Prisma Medios de Pago SA, accepted a purchase offer made by AI ZENITH (Netherlands) B.V. (a company related to Advent International Corporation) for the acquisition of 1,933,051 common shares of par value Ps. 1 each and entitled to one vote, representing 4.6775 % of its capital stock, equivalent to 51% of the Bank’s capital stock in such company.
On February
1
,
2019
, the Bank completed the transfer of such shares for a total purchase price of (in thousands) USD
64,542
out of which the Bank received on the date hereof (in thousands) USD
38,311
and the payment of the balance for an amount of (in thousands) USD
26,231
were deferred for
5
years.
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
On October 1, 2021, the Bank, together with the other class B Shareholders of Prisma, gave notice with respect to the exercise of the existing put option and therefore started the procedure to sell the remaining 49% of the capital stock of Prisma.
As of December 31, 2021, the holding of the Bank in Prisma (equivalent to
49
%), was recorded in “Equity instruments at fair value through profit or loss” determined from valuations performed by independent experts, which was adjusted in less, according to Memorandums issued by the BCRA on March 12 and 22, 2021.
On March 18, 2022, the Bank completed the transfer of all remaining shares held in Prisma in favor of AI ZENITH (Netherlands) BV, representing 4.4941% of Prisma’s capital stock.
The price of such shares is (in thousands) USD 33,018 and shall be paid as follows: (i) 30% in pesos at UVA plus a nominal annual rate of 15% that shall be paid 50% on March 18, 2027 and the remaining on March 18, 2028, and (ii) 70% in US Dollars at a nominal annual rate of 10% that shall be paid 50% on March 18, 2027 and the remaining on March 18, 2028. The gain
generated for the sale of those shares is recorded in the statement of income under “Net gain from measurement of financial instruments at fair value through profit or loss”.
On the other hand, the parties agreed that: (i) the 40% of the outstanding balance of the sale of 51% mentioned in the first paragraph of this note was paid on March 30, 2022 and (ii) the remaining balance shall be paid in two installments, on January 31, 2026 and January 31, 2027, respectively (see Note 8).
Finally, sellers retained the usufruct (dividends) of the shares sold to be declared by Prisma for the year ended December 31, 2018, which were collected on April 26, 2019. Besides the proportion applicable to the buyer of the dividends to be reported for the following fiscal years –with the buyer’s commitment to voting in favor of the distribution of certain minimum percentages– will be used to create a guarantee trust to repay the deferred price amount through the concession by the buyer and Prisma of a usufruct over the economic rights of the shares in favor of such trust. On March 18, 2022, the agreement was amended to include 100% of the shares.
On May 22, 2023, the Bank, together with the remaining creditors arising from the abovementioned sales, authorized Prisma to undergo a merger-spinoff process involving two of its business units: (I) ATM and transfer management services, payment management services for 3.0 transfers, service payment collection and other related services will be handled through the new company Newpay SAU, and (ii) the acquiring business, through which electronic and digital payment solutions are provided (credit cards, debit cards, and prepaid cards, immediate transfers), early collection of sales, point-of-sale terminals network management and other related services, which are rendered to various businesses and/or suppliers, will be handled through the company Payway SAU. Prisma retains the remaining issuer processing services business unit involving credit cards, debit cards, prepaid cards and other related services.
Both Prisma and the new companies Newpay SAU and Payway SAU are direct or indirect subsidiaries of AI ZENITH (Netherlands) BV. Furthermore, these new companies, like Prisma, have been allocated their respective share of dividends to be reported in the subsequent fiscal years, under the commitment to vote in favor of the distribution of certain minimum percentages. These percentages will also be subject to the guarantee trust aimed at repaying the deferred price.

51

BANCO MACRO SA AND ITS SUBSIDIARIES

13.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES
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

•
Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices, such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs that are significant to the entire measurement, the Bank will classify the instruments as Level 3.

•
Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

The following tables show the hierarchy in the Bank’s financial asset and liability at fair value measurement, as of December 31, 2023 and 2022:
Categories of financial assets and liabilities as of December 31, 2023

Item	Amortized cost	Fair value through OCI	Fair value through P/L	Fair value hierarchy
			Obligatory measurement	Level 1	Level 2	Level 3
Financial assets
Cash and deposits in banks
Cash	397,357,431
Financial institutions	805,691,627
Other	56,037
Debt securities at fair value through profit or loss			1,752,113,837	1,731,451,370	20,655,451	7,016
Derivative financial instruments			13,143,270	656	13,142,614
Repo transactions
BCRA	615,582,382
Other financial assets	174,990,394		26,390,995	26,327,594		63,401

5
2

BANCO MACRO SA AND ITS SUBSIDIARIES

Item	Amortized cost	Fair value through OCI	Fair value through P/L	Fair value hierarchy
			Obligatory measurement	Level 1	Level 2	Level 3
Financial assets (contd.)
Loans and other financing
To the non-financial government sector	4,715,710
Other financial institutions	9,965,075
To the non-financial private sector and foreign residents
Overdrafts	287,899,182
Documents	338,338,841
Mortgage loans	165,128,338
Pledge loans	28,127,344
Personal loans	238,271,939
Credit cards	484,769,569
Financial leases	9,488,598
Other (1)	266,953,257
Other debt securities	139,245,136	291,689,362		288,936,082	2,753,280
Financial assets delivered as guarantee	107,662,222		25,228,862	25,228,862
Equity instruments at fair value through profit or loss			3,213,841	1,136,009		2,077,832

TOTAL FINANCIAL ASSETS	4,074,243,082	291,689,362	1,820,090,805	2,073,080,573	36,551,345	2,148,249

(1)	Includes the total allowances to the non-financial private sector and foreign residents.

Item	Amortized cost	Fair value through OCI	Fair value through P/L	Fair value hierarchy
			Obligatory measurement	Level 1	Level 2	Level 3
Financial liabilities
Deposits
From the non-financial government sector	187,100,670
From the financial sector	20,185,431
From the non-financial private sector and foreign residents
Checking accounts	509,621,461
Savings accounts	1,430,030,343
Time deposits and investment accounts	1,048,237,134
Other	175,065,571
Liabilities at fair value through profit or loss			13,825,475	13,825,475
Derivative financial instruments			2,837,879	40,390	2,797,489
Repo transactions
Other financial entities	23,601,328
Other financial liabilities	374,491,943
Financing received from Central Bank and other financial institutions	19,799,011
Issued corporate bonds	58,864,013
Subordinated corporate bonds	328,227,793

TOTAL FINANCIAL LIABILITIES	4,175,224,698		16,663,354	13,865,865	2,797,489

5
3

BANCO MACRO SA AND ITS SUBSIDIARIES

Categories of financial assets and liabilities as of December 31, 2022

Item	Amortized cost	Fair value through OCI	Fair value through P/L	Fair value hierarchy
			Obligatory measurement	Level 1	Level 2	Level 3
Financial assets
Cash and deposits in banks
Cash	85,987,793
Financial institutions	692,771,013
Other	37,738
Debt securities at fair value through profit or loss			657,238,645	643,243,336	10,782,004	3,213,305
Derivative financial instruments			133,591	59,768	73,823
Repo transactions
BCRA	192,852,624
Other financial assets	166,404,589		14,039,085	13,885,203		153,882
Loans and other financing
To the non-financial government sector	6,872,050
Other financial institutions	2,887,593
To the non-financial private sector and foreign residents
Overdrafts	153,368,437
Documents	254,649,736
Mortgage loans	192,779,725
Pledge loans	29,836,828
Personal loans	443,848,226
Credit cards	594,100,838
Financial leases	4,318,607
Other (1)	181,426,804
Other debt securities	1,866,140,944	429,468,486		429,468,486
Financial assets delivered as guarantee	95,353,885
Equity instruments at fair value through profit or loss			2,614,136	481,047		2,133,089

TOTAL FINANCIAL ASSETS	4,963,637,430	429,468,486	674,025,457	1,087,137,840	10,855,827	5,500,276

(1)	Includes the total allowances to the non-financial private sector and foreign residents.

Item	Amortized cost	Fair value through OCI	Fair value through P/L	Fair value hierarchy
			Obligatory measurement	Level 1	Level 2	Level 3
Financial liabilities
Deposits
From the non-financial government sector	342,399,722
From the financial sector	5,148,961
From the non-financial private sector and foreign residents
Checking accounts	495,523,560
Savings accounts	1,307,102,600
Time deposits and Investment accounts	1,771,977,942
Other	111,806,481
Liabilities at fair value through profit or loss			1,638,088	1,638,088
Derivative financial instruments			7,382	7,382
Other financial liabilities	420,684,684
Financing received from Central Bank and other financial institutions	7,627,436
Issued corporate bonds	8,456,451
Subordinated corporate bonds	224,617,825

TOTAL FINANCIAL LIABILITIES	4,695,345,662		1,645,470	1,645,470

5
4

BANCO MACRO SA AND ITS SUBSIDIARIES

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
Finally, the Bank has categorized as level 3 those assets and liabilities for which there are no identical or similar transactions in the market. To determine the market value of these instruments the Bank used valuation techniques based on own assumptions. For this approach, the Bank mainly used the cash flow discount model.
As of December 31, 2023 and 2022, the Bank has neither changed the techniques nor the assumptions used to estimate the fair value of the financial instruments.
Below is the reconciliation between the amounts at the beginning and at the end of the fiscal year of the financial assets recognized at fair value categorized as level 3:

Reconciliation	As of December 31, 2023
	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	3,213,305	153,882	2,133,089
Transfers to level 3
Transfers from level 3 (1)			(140,628)
Profit and loss	2,331,940	37,262	2,250,161
Recognition and derecognition	(3,455,281)		25,082
Monetary effects	(2,082,948)	(127,743)	(2,189,872)

Amount at the end of the fiscal year	7,016	63,401	2,077,832

Reconciliation	As of December 31, 2022
	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	6,774,234	188,174	12,811,441
Transfers to level 3
Transfers from level 3
Profit and loss	2,277,140	15,770	11,198
Recognition and derecognition	(2,497,377)	65,586	(7,810,219)
Monetary effects	(3,340,692)	(115,648)	(2,879,331)

Amount at the end of the fiscal year	3,213,305	153,882	2,133,089

(1)	Transfer of equity instruments at fair value through profit or loss from level 3 to level 1 that were measured using quoted prices observable in active markets as of December 31, 2023.

5
5

BANCO MACRO SA AND ITS SUBSIDIARIES

The fair values of instruments measured at level 3 are determined by the entity based on valuation techniques derived from the “income method”, whose main unobservable data are related to discount rates, and on which a reasonable change in such input data would not generate significant effects on the Financial Statements taken as a whole.
Changes in fair value levels
The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy as well as the resulting determination of transfers between levels 1, 2 and 3 at each period end.
Except for the foregoing, as of December 31, 2023 and 2022, the Bank has not recognized any transfers between levels 1, 2 and 3.
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

•
Fixed and variable rate of financial instruments: the fair value of financial assets was recognized discounting future cash flows at current market rates for each fiscal year for financial instruments of similar characteristics. The estimated fair value of fixed-interest rate deposits and liabilities was assessed discounting future cash flows by using estimated interest rates for deposits or placings with similar maturities to those of the Bank’s portfolio.

•	For public listed assets and liabilities, or those for which the prices are reported by certain renowned pricing providers, the fair value was determined based on such prices.
The following table shows a comparison between the fair value and the carrying amount of financial instruments not measured at fair value as of December 31, 2023 and 2022:

Composition	12/31/2023
	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	1,203,105,095	1,203,105,095			1,203,105,095
Repo transactions	615,582,382	615,582,382			615,582,382
Other financial assets	174,990,394	174,990,394			174,990,394
Loans and other financing	1,833,657,853			1,612,236,333	1,612,236,333
Other debt securities	139,245,136	92,032,365	55,565,564		147,597,929
Financial assets delivered as guarantee	107,662,222	107,662,222			107,662,222

Total	4,074,243,082	2,193,372,458	55,565,564	1,612,236,333	3,861,174,355

Financial liabilities
Deposits	3,370,240,610	2,091,506,221		1,280,298,042	3,371,804,263
Repo transactions	23,601,328	23,601,328			23,601,328
Other financial liabilities	374,491,943	362,362,512	11,631,954		373,994,466
Financing received from the BCRA and other financial institutions	19,799,011	7,807,601	6,142,257		13,949,858
Issued corporate bonds	58,864,013		59,650,007		59,650,007
Subordinated corporate bonds	328,227,793		277,875,886		277,875,886

Total	4,175,224,698	2,485,277,662	355,300,104	1,280,298,042	4,120,875,808

5
6

BANCO MACRO SA AND ITS SUBSIDIARIES

Composition	12/31/2022
	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	778,796,544	778,796,552			778,796,552
Repo transactions	192,852,624	192,852,627			192,852,627
Other financial assets	166,404,589	166,404,589			166,404,589
Loans and other financing	1,864,088,844			1,625,360,056	1,625,360,056
Other debt securities	1,866,140,944	1,593,543,746	257,439,650	299,898	1,851,283,294
Financial assets delivered as guarantee	95,353,885	95,353,886			95,353,886

Total	4,963,637,430	2,826,951,400	257,439,650	1,625,659,954	4,710,051,004

Financial liabilities
Deposits	4,033,959,266	2,021,273,290		2,009,393,334	4,030,666,624
Other financial liabilities	420,684,684	407,263,472	13,614,443		420,877,915
Financing received from the BCRA and other financial institutions	7,627,436	7,418,200	161,817		7,580,017
Issued corporate bonds	8,456,451		8,216,649		8,216,649
Subordinated corporate bonds	224,617,825		183,155,754		183,155,754

Total	4,695,345,662	2,435,954,962	205,148,663	2,009,393,334	4,650,496,959

14.	BUSINESS COMBINATIONS

14.1	Macro Agro SAU
On May 18, 2023, the Entity acquired from Inversora Juramento SA
,
100%
of the capital stock and votes of Macro Agro SAU, a company engaged in the grain brokerage business.
The Special Shareholders’ Meeting held on October 6, 2023 deemed it appropriate and approved the change of its corporate name to “Macro Agro SAU” and consequently, subject to the authorization of the Business Associations Regulatory Agency of the Province of Santa Fe (IGPJ), proposed the amendment of section 1 of the by-laws. On October 27, 2023, the proceedings were filed with the IGPJ. Additionally, on March 5, 2024, the Bank was notified about the IGPJ resolution through which they approved the reform of the Statute with the name MACRO AGRO SAU. As of the date of issuance of these consolidated Financial Statements, the new name is pending registration.
Assets acquired and liabilities assumed
The fair value of the assets identified and liabilities assumed as of the acquisition date is as follows (figures stated in thousands of pesos in constant currency as of December 31, 2023):

Composition	Fair value recognized on acquisition
Assets
Cash and deposits in banks	47,782
Debt securities at fair value through profit or loss	986,466
Loans and other financing	138,047
Financial assets delivered as guarantee	1,899,588
Other financial assets	7,393,142
Property, plant and equipment	133,492
Intangible assets	29,675
Other non-financial assets	109,667

10,737,859

5
7

BANCO MACRO SA AND ITS SUBSIDIARIES

Composition (contd.)	Fair value recognized on acquisition
Liabilities
Other financial liabilities	7,325,831
Provisions	20,666
Current income tax liabilities	124,492
Deferred income tax liabilities	147,107
Other non-financial liabilities	2,036,240

9,654,336

Net assets acquired at fair value	1,083,523

The goodwill generated by the acquisition of
Macro Agro
SAU amounted to 339,958.
In accordance with the share purchase contract, the transaction price was set at USD 5,218,800, which will be paid in variable annual installments using the proceeds from the dividends of
Macro Agro
SAU. Thus, the Bank assigns 100% of the rights over the dividends in favor of the seller, up to the full payment of the purchase price. Each installment will become due within fifteen days as from the Shareholders’ Meeting approval of
Macro Agro
SAU Financial Statements. The first installment will become due in 2024.
To measure the liabilities arising from this transaction the Bank estimated the Company’s future income, discounting them at its own business rate. As a consequence, at the acquisition date, the liability amounted to USD 2,973,375.
On September 29, 2023,
Macro Agro
SAU distributed cash dividends amounting to 440,000 (not restated). Those dividends were received by Banco Macro SA on October 2, 2023. As it was explained in the previous paragraphs, dividends were used to pay the liability arising from the purchase, which decreased by USD 558,651.70.

14.2	Banco BMA SAU (formerly known as Banco Itaú Argentina SA) and its subsidiaries
On August 23, 2023, Banco Macro SA has entered into a stock purchase agreement with Itaú Unibanco Holding SA, through its affiliates Itaú Unibanco SA, Banco Itaú BBA SA and Itaú Consultoria de Valores Mobiliários e Participaçoes SA (collectively, “Itaú”), pursuant to which, subject to certain conditions (substantially the approval of the transaction by the Central Bank of Argentina), the Entity would acquire from Itaú the shares representing 100% of the capital stock and votes of Banco Itaú Argentina SA, Itaú Asset Management SA and Itaú Valores SA.
On November 2, 2023, the Board of Directors of the Central Bank of Argentina authorized the abovementioned purchase, as per the following breakdown:

•
Banco Itaú Argentina SA: 100% of the capital
 stock
and votes of Banco Itaú Argentina SA were acquired, represented by 729,166,165 ordinary shares and 14,565,089 preferred shares, out of which: (i) 721,697,119 ordinary shares and 14,565,089 preferred shares representing 98.995733% of capital stock
were acquired from Itaú Unibanco SA and (ii) 7,469,046 ordinary shares representing 1.004267% of capital stock
were acquired from Itaú BBA SA.

•
Itaú Asset Management SA: 11,950 shares representing 13.00% of the capital stock of Itaú Asset Management SA were directly acquired from Itaú Unibanco SA, and indirectly, 80,000 shares, which represent 87.00% of the capital stock
of Itaú Asset Management SA through the acquisition of Banco Itaú Argentina SA.

•
Itaú Valores SA: 6,814,535 shares representing 13.00% of the capital
 stock
and votes of Itaú Valores SA were directly acquired from Itaú Consultoria de Valores Mobiliários e Participações SA; and indirectly, 45,604,965 shares, representing 87.00% of the capital stock
and votes of Itaú Valores SA, through the acquisition of Banco Itaú Argentina SA.

5
8

BANCO MACRO SA AND ITS SUBSIDIARIES

Assets acquired and liabilities assumed
The fair value of the assets identified acquired and liabilities assumed as of the acquisition date is as follows (figures stated in thousands of pesos in constant currency as of December 31, 2023):

Composition	Fair value recognized on acquisition
Assets
Cash and deposits in banks	160,975,229
Debt securities at fair value through profit or loss	51,232,686
Derivative financial instruments	22,198,599
Repo transactions	255,552,986
Other financial assets	16,610,423
Loans and other financing	290,578,416
Other debt securities	68,697,853
Financial assets delivered as guarantee	40,705,395
Current income tax assets	203,976
Equity instruments at fair value through profit or loss	190,362
Investments in associates and joint arrangements	9,599,589
Property, plant and equipment	37,443,475
Intangible assets	21,298,818
Deferred income tax assets	18,763,919
Other non-financial assets	7,400,772
Non-current assets held for sale	12,974,758

1,014,427,256

Liabilities
Deposits	675,034,941
Liabilities at fair value through profit or loss	20,346,543
Derivative financial instruments	8,578,570
Other financial liabilities	19,082,094
Financing received from the Central Bank of Argentina and other financial institutions	10,666,322
Issued corporate bonds	5,920,878
Current income tax liabilities	20,058,160
Provisions	2,983,960
Deferred income tax liabilities	17,707,310
Other non-financial liabilities	54,821,380

835,200,158

Net assets acquired at fair value	179,227,098

For the valuation of the Core deposits intangible, the favorable source of funds methodology was used. This method determines the spread between the cost of central deposits acquired and the cost of an alternative source of financing over the estimated life of the core deposit base. As a result of this transaction, the core deposit intangible assets recognized amounted to 5,184,785. See Note 13 for additional fair value valuation techniques for other assets acquired and liabilities assumed in the business combination.
T
he price of this transaction was established at USD
50,000,000
, which was set at the time of the agreement and paid on November 3, 2023, and an additional amount resulting from the adjustment of the result obtained by Banco BMA SAU (formerly known as Banco Itaú Argentina SA), BMA Asset Management SA (formerly known Itaú Asset Management SA) and BMA Valores SA (formerly known as Itaú Valores SA) between April 1, 2023 and the closing date established in the purchase contract.
Interest income and commission income from the acquisition date until December 31, 2023 of Banco BMA SAU (formerly known as Banco Itaú Argentina SA), measured on a consolidated basis, amounts to 73,462,184 and 4,006,913, respectively. The net income for the fiscal year ended December 31, 2023 amount to 31,910,373.
If the business combination had taken place at the beginning of the year, the interest income and commission income of the Entity would have amounted to 2,827,353,743 and 263,605,335, respectively, and the net income for the fiscal year ended December 31, 2023 would have amounted to 593,275,103.

5
9

BANCO MACRO SA AND ITS SUBSIDIARIES

As the amount of the net assets acquired exceeds the fair value of the price paid, the Bank recorded a gain generated by this acquisition for 156,768,122, which is recorded in “Income from associates and joint arrangements”. The gain was related to the price of this transaction determined in the arm’s length basis and the net assets acquired.
The calculation of this gain is subject to change because the estimates of all fair values are being reviewed and may be modified during the period of one year from the acquisition date as established by IFRS 3. However, the Bank’s Management does not expect significant changes in these amounts.
On March 6, 2024, the Bank, as an incorporating company, together with Banco BMA SAU, as an incorporated company, have entered into a pre-merger commitment, whereby Banco Macro SA will incorporate Banco BMA SAU retroactively as of January 1, 2024 based on the separate financial statements of each of the companies prepared as of December 31, 2023 and the special consolidated merger statement of financial position as of the same date. As of the date of issuance of these consolidated Financial Statements, the Bank is in the process of obtaining the administrative approval of such merger before the CNV, and has also requested the authorization of the respective merger before the Central Bank.

15.	INVESTMENTS IN ASSOCIATES AND JOINT ARRANGEMENTS

15.1	Associates
The following table provides summarized financial information about the Bank’s investment in its associates:

Entity	Proportional Bank’s interest	Financial position		Loss for the fiscal year
		12/31/2023	12/31/2022	12/31/2023	12/31/2022
Macro Warrants SA	5%	11,581	17,327	(5,746)	(5,048	) (1) and (2)
Play Digital SA	9.45%	747,460	1,317,126	(1,521,734)	(1,289,561	) (1) and (2)
Alianza SGR	24.98%	3,010		(88,831)		(1)

(1)	The existence of significant influence is evidenced by the representation the Bank has in the Board of Directors of this associate.
(2)
To measure this investment, accounting information of this associate as of September 30, 2023 has been used. Additionally, significant transactions conducted or events that occurred between October 1, 2023 and December 31, 2023, have been considered.

15.2	Joint ventures
The following table provides summarized financial information about the Bank’s investment in its joint ventures:

Entity	Proportional Bank’s interest	Financial position		Profit (Loss) for the fiscal year
		12/31/2023	12/31/2022	12/31/2023	12/31/2022
Banco Macro SA – Bizland SAU Unión transitoria	50%	828,510	2,001,551	514,407	1,005,610
Finova SA	50%	94,550	219,021	(124,470)	(39,119)

60

BANCO MACRO SA AND ITS SUBSIDIARIES

16.	PROPERTY, PLANT AND EQUIPMENT
The changes in property, plant and equipment during the fiscal years ended on December 31, 2023 and 2022 are as follows:

Item	12/31/2023
	Original value at beginning of fiscal year	Total life estimated in years	Increases	Acquisitions through business combination (1)	Decreases	Transfers	Difference for conversion	Depreciation for the fiscal year						Residual value at the end of the fiscal year
								Accumulated (2)	Transfers	Decrease	Difference for conversion	For the fiscal year	At the end
Cost
Real property	296,471,464	50	1,698,607	37,387,065	169,694	1,333,037		44,278,564	(143,510)	27,456		7,936,570	52,044,168	284,676,311
Furniture and facilities	46,034,760	10	1,636,743	10,349,070	146,844	1,790,289	497	30,133,853	1,852	147,250	68	4,123,432	34,111,955	25,552,560
Machinery and equipment	66,838,838	5	8,754,727	28,867,455	6,865,320	358,865	31,688	71,145,727	1,218	6,865,377	4,591	9,247,787	73,533,946	24,452,307
Vehicles	8,952,891	5	2,639,490	355,138	826,096	(9,130)	11,224	7,465,702	6,751	669,916	3,033	1,054,300	7,859,870	3,263,647
Other	2,580	3	17,939	7,462,091	464		15,286	7,418,402		464	1,519	2,015	7,421,472	75,960
Work in progress	4,037,144		8,985,716	72,307	47,874	(4,500,626)								8,546,667
Right of use real property	25,292,305	5	3,573,457	7,490,744	1,451,563	4,327	39,898	22,852,126	(690)	680,745	52,506	4,569,172	26,792,369	8,156,799
Right of use furniture		5	2,491,606									428,471	428,471	2,063,135

Total property, plant and equipment	447,629,982		29,798,285	91,983,870	9,507,855	(1,023,238)	98,593	183,294,374	(134,379)	8,391,208	61,717	27,361,747	202,192,251	356,787,386

(1)	Additionally, see Note 14.
(2)	Accumulated depreciation on the assets of Banco BMA SAU and Macro Agro SAU are included.

Item	12/31/2022
	Original value at beginning of fiscal year	Total life estimated in years	Increases	Acquisitions through business combination	Decreases	Transfers	Difference for conversion	Depreciation for the fiscal year						Residual value at the end of the fiscal year
								Accumulated	Transfers	Decrease	Difference for conversion	For the fiscal year	At the end
Cost
Real property	290,736,623	50	1,854,495		380,457	4,260,803		29,224,299	(244,540)	65,389		6,375,157	35,289,527	261,181,937
Furniture and facilities	40,106,711	10	1,288,068		5,163	4,645,706	(562)	19,758,774	14	1,679	(456)	3,580,774	23,337,427	22,697,333
Machinery and equipment	57,044,080	5	6,536,319		17,433	3,276,434	(562)	39,382,638	(4,781)	16,703	(1,423)	8,383,468	47,743,199	19,095,639
Vehicles	8,105,932	5	1,401,175		549,642	(28,674)	24,100	6,646,687	(2,177)	359,190	45	819,156	7,104,521	1,848,370
Other	5,414	3					(2,834)	2,580			(3,297)	1,738	1,021	1,559
Work in progress	9,621,931		8,438,425			(14,023,212)								4,037,144
Right of use real property	22,900,818	5	2,700,690		299,565		(9,638)	12,783,172		185,885	(790)	4,346,326	16,942,823	8,349,482

Total property, plant and equipment	428,521,509		22,219,172		1,252,260	(1,868,943)	10,504	107,798,150	(251,484)	628,846	(5,921)	23,506,619	130,418,518	317,211,464

17.	INVESTMENT PROPERTIES
The changes in investment property (including in “Other non-financial assets” – see Note 19) during the fiscal years ended on December 31, 2023 and 2022 are as follow:

6
1

BANCO MACRO SA AND ITS SUBSIDIARIES

Item	12/31/2023
	Original value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Difference for conversion	Depreciation for the fiscal year					Residual value at the end of the fiscal year
							Accumulated	Transfers	Decrease	For the fiscal year	At the end
Cost
Leased properties	1,235,102	50			(1)		186,723	3,543		23,135	213,401	1,021,700
Other investment properties	26,881,367	50	1,629,110	383,603	1,282,421	662	868,593	219,875	235,097	563,430	1,416,801	27,993,156

Total investment property	28,116,469		1,629,110	383,603	1,282,420	662	1,055,316	223,418	235,097	586,565	1,630,202	29,014,856

Item	12/31/2022
	Original value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers (1)	Difference for conversion	Depreciation for the fiscal year					Residual value at the end of the fiscal year
							Accumulated	Transfers (1)	Decrease	For the fiscal year	At the end
Cost
Leased properties	1,401,299	50	3,602		(169,799)		50,624	119,697		16,402	186,723	1,048,379
Other investment properties	4,268,894	50	31,067,522	81,960	(8,373,076)	(13)	343,903	(17,750)	7,155	549,595	868,593	26,012,774

Total investment property	5,670,193		31,071,124	81,960	(8,542,875)	(13)	394,527	101,947	7,155	565,997	1,055,316	27,061,153

(1)	During the fiscal year 2022, under this item transfers were made to Non-current assets held for sale.

18.	INTANGIBLE ASSETS
The changes in intangible assets during the fiscal years ended on December 31, 2023 and 2022 are as follow:

Item	12/31/2023
	Original value at beginning of fiscal year	Useful life estimated in years	Increases	Acquisitions through business combination (1)	Decreases	Transfers	Depreciation for the fiscal year					Residual value at the end of the fiscal year
							Accumulated (2)	Transfers	Decrease	For the fiscal year	At the end
Cost
Licenses	34,758,597	5	4,225,829	5,184,932		(464)	24,340,593	(1,045)		6,232,486	30,572,034	13,596,860
Other intangible assets	121,033,580	5	25,192,749	49,220,828	753,032	(5,188)	109,214,883	1,099	18,781	23,917,968	133,115,169	61,573,768

Total intangible assets	155,792,177		29,418,578	54,405,760	753,032	(5,652)	133,555,476	54	18,781	30,150,454	163,687,203	75,170,628

(1)	Additionally, see Note 14.
(2)	Accumulated depreciation on the assets of Banco BMA SAU and Macro Agro SAU are included.

6
2

BANCO MACRO SA AND ITS SUBSIDIARIES

Item	12/31/2022
	Original value at beginning of fiscal year	Useful life estimated in years	Increases	Acquisitions through business combination	Decreases	Transfers	Depreciation for the fiscal year					Residual value at the end of the fiscal year
							Accumulated	Transfers	Decrease	For the fiscal year	At the end
Cost
Licenses	30,393,599	5	4,084,757			280,241	18,592,344	10,512		5,737,590	24,340,446	10,418,151
Other intangible assets	98,655,217	5	22,731,282		104,553	(248,366)	59,476,025	(4,145)	4,090	17,675,187	77,142,977	43,890,603

Total intangible assets	129,048,816		26,816,039		104,553	31,875	78,068,369	6,367	4,090	23,412,777	101,483,423	54,308,754

19.	OTHER NON-FINANCIAL ASSETS
The composition of the other non-financial assets as of December 31, 2023 and 2022 is as follows:

Composition	12/31/2023	12/31/2022
Investment property (see Note 17)	29,014,856	27,061,153
Tax advances	14,445,390	3,830,762
Advanced prepayments	9,307,953	7,310,656
Other	2,014,385	576,618

Total	54,782,584	38,779,189

20.	RELATED PARTIES
A related party is a person or entity that is related to the Bank:

•	has control or joint control of the Bank;

•	has significant influence over the Bank;

•	is a member of the key management personnel of the Bank or of the parent of the Bank;

•	members of the same group;

•	one entity is an associate (or an associate of a member of a group of which the other entity is a member).
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
The amounts balances as of December 31, 2023 and 2022 and the profit or loss for the fiscal years ended December 31, 2023, 2022 and 2021, related to transactions generated with related parties are as follows:

6
3

BANCO MACRO SA AND ITS SUBSIDIARIES

	As of December 31, 2023
	Main subsidiaries (1)					Associates	Key management personnel (3)	Other related parties	Total
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR	Macro Agro SAU
Assets
Cash and deposits in banks	6,478								6,478
Other financial assets				8,326,118			1,077,944	7,139,810	16,543,872
Loans and other financing (4)
Documents								1,284,488	1,284,488
Overdraft							257,516	2,662,095	2,919,611
Credit cards							605,145	129,042	734,187
Lease					30,976			51,602	82,578
Personal loans							5,562		5,562
Mortgage loans							1,261,934		1,261,934
Other loans (5)							378,210	5,877,322	6,255,532
Guarantee granted								26,357,386	26,357,386

Total assets	6,478			8,326,118	30,976		3,586,311	43,501,745	55,451,628

Liabilities
Deposits		15,785,008	258,554	24,681	11,170	304,321	24,665,263	21,695,667	62,744,664
Liabilities at fair value through profit or loss								13,817,710	13,817,710
Other financial liabilities							5,108,496	954,452	6,062,948
Issued corporate bonds		2,884,982							2,884,982
Subordinated corporate bonds				781,691	123,425				905,116
Other non-financial liabilities								4,991,527	4,991,527

Total liabilities		18,669,990	258,554	806,372	134,595	304,321	29,773,759	41,459,356	91,406,947

Income / (loss)
Interest income		237,527			14,328		1,915,668	5,682,782	7,850,305
Interest expense						(91,654)	(204,618)	(111,987)	(408,259)
Commissions income		77,309		57,264		1,190	475	564,890	701,128
Commissions expense				(46,020)			(105)	(101,495)	(147,620)
Other operating income		215,291	32	9,361,556	3,090	389	20	61,549	9,641,927
Administrative expense								(2,479,398)	(2,479,398)
Other operating expense		(10)					(501)	(537,471)	(537,982)

Total income / (loss)		530,117	32	9,372,800	17,418	(90,075)	1,710,939	3,078,870	14,620,101

(1)	These transactions are eliminated during the consolidation process.
(2)	It includes the balance amounts from its subsidiary Macro Fondos SGFCISA.
(3)	Includes close family members of the key management personnel.
(4)
The maximum financing amount for Loans and other financing as of December 31, 2023 for Macro Securities SAU,
Macro Agro
SAU, Key management personnel and Other related parties amounted to 21,637,333, 68,502, 3,762,515 and 51,513,614, respectively.

(5)	It is related to Loans and other financing not disclosed in other items, mainly Other loans, Financing of foreign exchange transactions and Loans with government securities.

6
4

BANCO MACRO SA AND ITS SUBSIDIARIES

	As of December 31, 2022
	Main subsidiaries (1)				Associates	Key management personnel (3)	Other related parties	Total
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR
Assets
Cash and deposits in banks	4,419							4,419
Other financial assets				9,395,278		724,126	59	10,119,463
Loans and other financing (4)
Documents						175,223	1,310,746	1,485,969
Overdraft						590,790	155,143	745,933
Credit cards							207,665	207,665
Lease						3,619		3,619
Personal loans						1,689,642		1,689,642
Other loans (5)		6,581,205				472,869	4,360,084	11,414,158
Guarantee granted							4,795,743	4,795,743

Total assets	4,419	6,581,205		9,395,278		3,656,269	10,829,440	30,466,611

Liabilities
Deposits		9,347,392	181,046	361	263,793	12,959,967	7,160,317	29,912,876
Liabilities at fair value through profit or loss							512,593	512,593
Other financial liabilities						160,967	37,456	198,423
Issued corporate bonds		897,421						897,421
Subordinated corporate bonds				450,137				450,137
Other non-financial liabilities							62,954	62,954

Total liabilities		10,244,813	181,046	450,498	263,793	13,120,934	7,773,320	32,034,404

Income / (loss)
Interest income		13,462				915,252	6,176,142	7,104,856
Interest expense					(71,530)	(325,275)	(214,965)	(611,770)
Commissions income		77,843		2,466	1,074	190	327,193	408,766
Commissions expense				(33,156)		(159)	(3,559)	(36,874)
Other operating income	16		125	4,063,048			162	4,063,351
Credit loss expense on financial assets		(1,165)						(1,165)
Administrative expense							(1,824,036)	(1,824,036)
Other operating expense		(45,188)					(220,567)	(265,755)

Total income / (loss)	16	44,952	125	4,032,358	(70,456)	590,008	4,240,370	8,837,373

(1)	These transactions are eliminated during the consolidation process.
(2)	It includes the balance amounts from its subsidiary Macro Fondos SGFCISA.
(3)	Includes close family members of the key management personnel.
(4)
The maximum financing amount for Loans and other financing as of December 31, 2022 for Macro Securities SAU, Fintech SGR, Key management personnel and Other related parties amounted to 14,101,862, 7,895,654, 4,108,625 and 52,441,567, respectively.

(5)	It is related to Loans and other financing not disclosed in other items, mainly Other loans, Financing of foreign exchange transactions and Loans with government securities.

6
5

BANCO MACRO SA AND ITS SUBSIDIARIES

	As of December 31, 2021
	Main subsidiaries (1)				Associates	Key management personnel (3)	Other related parties	Total
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR
Income / (loss)
Interest income		21,674				988,486	8,716,278	9,726,438
Interest expense		(25,550)			(105,148)	(232,819)	(339,781)	(703,298)
Commissions income		134,132		176	1,353	115	611,520	747,296
Commissions expense				(2,178)		(140)	(1,068)	(3,386)
Net gain from measurement of financial instruments at fair value through profit or loss				142,284				142,284
Other operating income	24	20,843		40,636			194	61,697
Administrative expense							(1,457,607)	(1,457,607)
Other operating expense							(451,426)	(451,426)

Total income / (loss)	24	151,099		180,918	(103,795)	755,642	7,078,110	8,061,998

(1)	These transactions are eliminated during the consolidation process.
(2)	It includes the balance amounts from its subsidiary Macro Fondos SGFCISA.
(3)	Includes close family members of the key management personnel.
Transactions generated by the Bank with its related parties for arranged transactions within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.
The Bank does not have loans granted to directors and other key management personnel secured with shares.
Total remunerations received as salary and bonus by the key management personnel as of December 31, 2023, 2022 and 2021 amounted to 3,282,300, 3,291,583 and 3,523,785, respectively.
In addition, fees received by the Directors as of December 31, 2023, 2022 and 2021 amounted to 8,073,936, 5,613,683 and 6,936,714, respectively.
Additionally, the composition of the Board of Directors and key management personnel of the Bank and its subsidiaries is as follows:

Composition	12/31/2023	12/31/2022
Board of Directors	22	22
Senior managers of the key management personnel	12	12

Total	34	34

21.	OTHER FINANCIAL LIABILITIES
The composition of the other financial liabilities as of December 31, 2023 and 2022 is as follows:

6
6

BANCO MACRO SA AND ITS SUBSIDIARIES

Composition	12/31/2023	12/31/2022
Credit and debit card settlement - due to merchants	196,821,322	228,920,357
Amounts payable for other spot purchases pending settlement	93,449,791	45,887,253
Payment orders pending to foreign exchange settlement	34,430,062	17,727,873
Collections and other transactions on account and behalf of others	10,454,906	8,737,913
Finance leases liabilities	9,388,790	6,119,963
Amounts payable for spot purchases of foreign currency pending settlement	1,326,551	49,982,243
Amounts payable for spot purchases of government securities pending settlement	310,596	30,457,203
Other	28,309,925	32,851,879

Total	374,491,943	420,684,684

22.	LEASES

22.1	The Bank as a lessee
The Bank has lease contracts mainly for real properties recognized in the item “Property, plant and equipment”. Generally, the Bank is restricted from assigning or subleasing the leased assets.
As of December 31, 2023 and 2022, the carrying amount of assets recognized for the right-of-use assets identified in the lease contracts, depreciation expense for the fiscal year and the additions to right-of-use assets are disclosed in Note 16.
Set out below are the carrying amounts of lease liabilities and the movements during the fiscal year:

Movements	2023	2022	2021
At the beginning of the fiscal year	6,119,963	8,614,762	10,763,282
Additions	5,993,172	1,980,876	2,995,872
Accretion of interest	853,157	1,200,066	1,326,813
Difference in foreign currency	7,299,242	2,211,464	1,355,364
Payments	(3,943,775)	(3,186,650)	(4,687,091)
Monetary effects	(6,932,969)	(4,700,555)	(3,139,478)

At the end of the fiscal year (see Note 21)	9,388,790	6,119,963	8,614,762

The short term leases were recognized as expense for an amount of 41,962, 43,671 and 48,436 for the years ended December 31, 2023, 2022 and 2021, respectively.
The table below shows the maturity of the lease liabilities as of December 31, 2023 and 2022:

Lease liabilities	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Balances as of 12/31/2023	501,538	661,704	869,428	1,500,379	3,533,049	2,065,420	3,790,321	5,855,741
Balances as of 12/31/2022	317,642	522,439	717,689	1,167,878	2,725,648	1,430,105	1,964,210	3,394,315

22.2	The Bank as a lessor
The Bank, as lessor, entered into financial lease contracts, under the usual characteristics of this kind of transactions, without there being any issues that may differentiate them in any aspect from those performed in the Argentine financial market in general. The lease contracts in force do not represent significant balances with respect to the total financing granted by the Bank.

6
7

BANCO MACRO SA AND ITS SUBSIDIARIES

The following table shows the reconciliation between the total gross investment of financial leases and the current value of the minimum payment receivables for such leases:

	12/31/2023		12/31/2022
	Current value of minimum payments	Total gross investment	Current value of minimum payments	Total gross investment
Up to 1 year	3,158,511	11,978,813	2,161,580	3,254,319
From 1 to 5 years	6,328,466	18,507,415	2,157,027	3,587,139
Over 5 years	1,621	1,974

Total	9,488,598	30,488,202	4,318,607	6,841,458

Income for non-accrued interests amounted to 20,999,604, 2,522,851 and 1,842,902, for the years ended December 31, 2023, 2022 and 2021, respectively.

23.	PROVISIONS
This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.
The changes in provisions during the fiscal years ended on December 31, 2023 and 2022 are as follow:

Composition	Amounts at beginning of fiscal year	Increases	Decreases		Monetary effects	12/31/2023
			Reversals	Charge off
For administrative, disciplinary and criminal penalties	1,559				(1,059)	500
Letters of credits, guarantees and other commitments (1)	2,403,512	1,877,415		146,042	(1,958,230)	2,176,655
Commercial claims in progress	1,540,253	2,990,634		608,307	(1,101,988)	2,820,592
Labor lawsuits	829,484	1,679,270		1,025,267	(850,033)	633,454
Pension funds - reimbursement	1,614,617	2,336,602		1,066,804	(1,665,080)	1,219,335
Other	2,293,034	3,558,224	158,539	1,591,020	(2,139,299)	1,962,400

Total provisions	8,682,459	12,442,145	158,539	4,437,440	(7,715,689)	8,812,936

Composition	Amounts at beginning of fiscal year	Increases	Decreases		Monetary effects	12/31/2022
			Reversals	Charge off
For administrative, disciplinary and criminal penalties	3,027				(1,468)	1,559
Letters of credits, guarantees and other commitments (1)	2,141,809	1,860,374			(1,598,671)	2,403,512
Commercial claims in progress	1,926,181	1,120,189		385,040	(1,121,077)	1,540,253
Labor lawsuits	1,306,582	1,762,742		1,507,674	(732,166)	829,484
Pension funds - reimbursement	644,573	1,734,279		74,249	(689,986)	1,614,617
Other	4,008,305	2,733,617		1,687,512	(2,761,376)	2,293,034

Total provisions	10,030,477	9,211,201		3,654,475	(6,904,744)	8,682,459

(1)	These amounts correspond to the ECL calculated for contingent transactions, which are mentioned in Note 4.
The expected terms to settle these obligations are as follows:

6
8

BANCO MACRO SA AND ITS SUBSIDIARIES

Composition	12/31/2023		12/31/2023	12/31/2022
	Within 12 months	Over 12 months
For administrative, disciplinary and criminal penalties		500	500	1,559
Letters of credits, guarantees and other commitments (1)	2,176,655		2,176,655	2,403,512
Commercial claims in progress (2)	1,513,027	1,307,565	2,820,592	1,540,253
Labor lawsuits	354,211	279,243	633,454	829,484
Pension funds - reimbursement	672,026	547,309	1,219,335	1,614,617
Other	776,102	1,186,298	1,962,400	2,293,034

Total	5,492,021	3,320,915	8,812,936	8,682,459

(1)	These amounts correspond to the ECL calculated for contingent transactions, which are mentioned in Note 4.
(2)	See also Note 50.2.
In the opinion of the Bank’s Management and its legal counsel, there are no other significant effects other than those disclosed in these consolidated Financial Statements, the amounts and settlement terms of which have been recognized based on the current value of such estimates, considering the probable settlement date thereof.

24.	OTHER NON-FINANCIAL LIABILITIES
The composition of other non-financial liabilities as of December 31, 2023 and 2022 is as follows:

Composition	12/31/2023	12/31/2022
Salaries, bonuses and payroll taxes payables	52,891,537	34,157,484
Withholdings	45,141,632	49,403,965
Miscellaneous payables	37,049,991	9,200,669
Taxes payables	33,767,097	24,013,937
Directors’ and syndics’ fees payable	17,494,014	2,136,436
Retirement pension payment orders pending settlement	1,588,373	3,503,012
Dividends payable (see Note 42)	80,142
Other	26,172,439	10,895,895

Total	214,185,225	133,311,398

25.	EMPLOYEE BENEFITS PAYABLE
The table below presents the amounts of employee benefits payable as of December 31, 2023 and 2022:

Short-term employee benefits	12/31/2023	12/31/2022
Vacation accrual	35,476,514	14,619,069
Salaries, bonuses and payroll taxes payables	17,415,023	19,538,415

Total short-term employee benefits	52,891,537	34,157,484

The Bank has not long-term employee benefits or post-employment benefits as of December 31, 2023 and 2022.

26.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED
The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of December 31, 2023 and 2022:

6
9

BANCO MACRO SA AND ITS SUBSIDIARIES

12/31/2023	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Assets
Cash and deposits in banks	1,203,105,095
Debt securities at fair value through profit or loss		1,285,901	242,735,856	620,520,421	834,601,516	1,699,143,694	18,788,976	34,181,167	52,970,143
Derivative financial instruments		7,937,962	3,386,733	1,818,575		13,143,270
Repo transactions		615,582,382				615,582,382
Other financial assets	52,718,261	90,451,422	15,418	2,972,126		93,438,966	34,511	55,189,651	55,224,162
Loans and other financing (1)	7,844,494	914,817,926	220,082,349	172,923,162	157,171,020	1,464,994,457	133,783,385	227,035,517	360,818,902
Other debt securities		43,700,875	272,972	44,010,662	56,847,898	144,832,407	252,716,743	33,385,348	286,102,091
Financial assets delivered as guarantee	102,444,359	30,446,725				30,446,725
Equity instruments at fair value through profit or loss	3,213,841

Total assets	1,369,326,050	1,704,223,193	466,493,328	842,244,946	1,048,620,434	4,061,581,901	405,323,615	349,791,683	755,115,298

Liabilities
Deposits	1,678,922,497	1,468,496,724	138,012,172	44,635,643	39,978,607	1,691,123,146	190,666	4,301	194,967
Liabilities at fair value through profit or loss		13,825,475				13,825,475
Derivative financial instruments		772,082	1,043,884	130,385	891,528	2,837,879
Repo transactions		23,601,328				23,601,328
Other financial liabilities		362,562,577	1,082,105	1,033,831	1,798,591	366,477,104	2,688,938	5,325,901	8,014,839
Financing received from the BCRA and other financial institutions		9,204,268	3,610,758	444,049		13,259,075	6,389,125	150,811	6,539,936
Issued corporate bonds		346	2,164	12,827,488	40,567,916	53,397,914	5,466,099		5,466,099
Subordinated corporate bonds				5,723,805		5,723,805		322,503,988	322,503,988

Total liabilities	1,678,922,497	1,878,462,800	143,751,083	64,795,201	83,236,642	2,170,245,726	14,734,828	327,985,001	342,719,829

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

12/31/2022	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Assets
Cash and deposits in banks	778,796,544
Debt securities at fair value through profit or loss		11,232,300	71,687,309	254,790,463	256,063,185	593,773,257	40,646,054	22,819,334	63,465,388
Derivative financial instruments		26,426	48,053	59,112		133,591
Repo transactions		192,852,624				192,852,624
Other financial assets	35,657,343	106,040,645	43,227	2,087,941		108,171,813		36,614,518	36,614,518
Loans and other financing (1)	4,535,349	819,989,852	154,227,780	175,343,251	186,873,018	1,336,433,901	183,431,453	339,688,141	523,119,594
Other debt securities		1,633,096,866	321,378,829	14,872,513	165,761,262	2,135,109,470	42,552,534	117,947,426	160,499,960
Financial assets delivered as guarantee	95,353,885
Equity instruments at fair value through profit or loss	2,614,136

Total assets	916,957,257	2,763,238,713	547,385,198	447,153,280	608,697,465	4,366,474,656	266,630,041	517,069,419	783,699,460

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

7
0

BANCO MACRO SA AND ITS SUBSIDIARIES

12/31/2022	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Liabilities
Deposits	1,993,987,527	1,661,474,368	324,005,727	49,846,154	4,581,098	2,039,907,347	19,603	44,789	64,392
Liabilities at fair value through profit or loss		1,638,088				1,638,088
Derivative financial instruments		5,340	2,042			7,382
Other financial liabilities		406,776,711	1,124,905	956,320	1,971,058	410,828,994	2,748,148	7,107,542	9,855,690
Financing received from the BCRA and other financial institutions		908,378	1,592,445	4,993,630	132,983	7,627,436
Issued corporate bonds			20,203			20,203	8,436,248		8,436,248
Subordinated corporate bonds				4,422,672		4,422,672		220,195,153	220,195,153

Total liabilities	1,993,987,527	2,070,802,885	326,745,322	60,218,776	6,685,139	2,464,452,122	11,203,999	227,347,484	238,551,483

27.	FOREIGN CURRENCY AMOUNTS
The following tables show the amounts of assets and liabilities in foreign currency as of December 31, 2023 and 2022:

Item	12/31/2023					12/31/2022
	Total parent company and local branches	Total per currency				Total
		US dollar	Euro	Real	Other
Assets
Cash and deposits in banks	1,120,369,209	1,099,343,794	17,612,492	196,007	3,216,916	655,929,629
Debt securities at fair value through profit or loss (1)	1,737,382,765	1,737,382,765				554,106,640
Other financial assets	79,181,568	79,078,052	103,516			48,810,967
Loans and other financing	179,981,350	177,098,581	400,983		2,481,786	111,920,508
From the non-financial private sector and foreign residents	179,981,350	177,098,581	400,983		2,481,786	111,920,508
Other debt securities	88,646,176	88,646,176				167,645,854
Financial assets delivered as guarantee	55,763,750	55,710,171	53,579			15,252,397
Equity Instruments at fair value through profit or loss	344,008	344,008				496,382

Total assets	3,261,668,826	3,237,603,547	18,170,570	196,007	5,698,702	1,554,162,377

Liabilities
Deposits	1,023,465,739	1,010,835,069	12,630,670			532,572,442
Non-financial government sector	34,333,538	34,333,538				19,192,347
Financial sector	7,106,029	7,106,029				4,357,526
Non-financial private sector and foreign residents	982,026,172	969,395,502	12,630,670			509,022,569
Liabilities at fair value through profit or loss	13,817,710	13,817,710				1,638,088
Other financial liabilities	86,372,190	83,458,593	2,809,881		103,716	50,132,392
Financing from Central Bank of Argentina and other financial institutions	15,373,617	12,497,214	394,617		2,481,786	7,466,423
Issued corporate bonds	53,851,071	53,851,071				8,456,451
Subordinated corporate bonds	328,227,793	328,227,793				224,617,825
Other non-financial liabilities	4,526,525	4,526,132	393			168,362

Total liabilities	1,525,634,645	1,507,213,582	15,835,561		2,585,502	825,051,983

(1)	Mainly including Argentine government discount bonds in dual currency for 1,488,174,537 and Argentine government Treasury bonds tied to the US dollar for 190,164,590.

7
1

BANCO MACRO SA AND ITS SUBSIDIARIES

28.	DISCLOSURES BY OPERATING SEGMENT
For management purposes, the Bank’s Management has determined that it has only one operating segment related to the banking business. In this sense, the Bank supervises the operating segment income (loss) for the fiscal year in order to make decisions about resources to be allocated to the segment and assess its performance, which is measured on a consistent basis with the profit or loss in the Financial Statements.

29.	INCOME TAX

a)	Inflation adjustment on income tax
Tax Reform Law 27430, amended by Laws 27468 and 27541, established the following, regarding inflation adjustment on income tax for the fiscal years beginning on January 1, 2018:

i)	such adjustment will be applicable in the fiscal year in which the variation of the CPI is higher than 100% for the thirty-six months before the end of the tax period;

ii)
regarding the first, second and third fiscal year after its effective date, this procedure will be applicable if the variation of the abovementioned index, calculated from the beginning until the end of each of those fiscal years exceeds 55%, 30% and 15% for the first, second and third fiscal years of application, respectively;

iii)
the positive or negative inflation adjustment, as the case may be, corresponding to the first, second and third fiscal years beginning on January 1, 2018, shall be allocated one third in the fiscal year for which the adjustment is calculated and the remaining two thirds in equal parts in the following two immediate fiscal years;

iv)
the positive or negative inflation adjustment, corresponding to the first and second fiscal years beginning on January 1, 2019, shall be allocated one sixth to the fiscal year in which the adjustment is determined and the remaining five sixth in the following immediate fiscal years; and

v)	for fiscal years beginning on January 1, 2021, 100% of the adjustment may be deducted in the year in which it is determined.
As of December 31, 2023 and 2022, all the conditions established by the income tax Law to practice the inflation adjustment are met (see section “Fiscal years 2019 and 2020” and “Fiscal year 2021” of this note).

b)	Income tax rate
On June 16, 2021, through Decree No. 387/2021, Law No. 27630 was issued. This law established for fiscal years beginning on or after January 1, 2021, a progressive tax rates scheme of 25%, 30% and 35% which will be applied, on a progressive basis, to the taxable accumulated net profit at the end of each fiscal year.

c)	The main items of deferred income tax:

Composition	12/31/2023	12/31/2022
Deferred tax assets
Loans and other financin g and debt securitie s	25,984,554	11,732,977
Provisions and employee benefits	5,682,945	4,819,092
Allowances for contingencies	1,710,376	2,790,085
Leases	1,816,255	1,038,052
Investments in other companies	622,731	194,596
Other	5,259,223	2,278,370

Total deferred tax assets	41,076,084	22,853,172

7
2

BANCO MACRO SA AND ITS SUBSIDIARIES

Composition (contd.)	12/31/2023	12/31/2022
Deferred tax liabilities
Property, plant and equipment and other non-financial assets	41,254,233	34,560,134
Intangible assets	22,936,686	18,880,518
Tax effects on forward sales	15,669,095	9,632,038
Other	5,636,416	454,475

Total deferred tax liabilities	85,496,430	63,527,165

Net deferred tax liabilities	44,420,346	40,673,993

In the consolidated Financial Statements, tax assets (current and deferred) of an entity of the Group shall not be offset with the tax liabilities (current and deferred) of another entity of the Group because they correspond to income tax applicable to different taxpayers and also they are not legally entitled before the tax authority to pay or receive only one amount to settle the net position.
Changes in net deferred tax liabilities as of December 31, 2023 and 2022 are summarized as follows:

Composition	12/31/2023	12/31/2022
Net deferred tax liabilities at beginning of the fiscal year	40,673,993	37,605,799
Net deferred tax assets from Banco BMA SAU and its subsidiaries at the acquisition date	(145,235)
Loss for deferred taxes recognized in the statement of income	3,891,588	3,068,194

Net deferred tax liabilities at fiscal year end	44,420,346	40,673,993

The income tax charge exposed in the Statement of income and Other Comprehensive Income differs from the income tax charge that would result if all profits had been taxed at the current tax rate.
The main items of income tax expense in the consolidated Financial Statements are as follows:

Composition	12/31/2023	12/31/2022	12/31/2021
Current income tax expense	278,429,479	54,136,973	37,206,104
Loss for deferred taxes	3,891,588	3,068,196	(30,011,625)

Income tax loss recorded in the statement of income	282,321,067	57,205,169	7,194,479
Income tax loss / (profit) recorded in other comprehensive income	16,761,914	(7,621,167)	7,335,665

Total	299,082,981	49,584,002	14,530,144

The table below shows the reconciliation between income tax and the amounts obtained by applying the current tax rate in Argentina to the income carrying amount:

Composition	12/31/2023	12/31/2022	12/31/2021
Income carrying amount before income tax	869,996,208	184,177,495	145,943,999
Applicable income tax rate	35%	35%	35%

Income tax on income carrying amount	304,498,673	64,462,123	51,080,400

Net permanent differences and other tax effects including the fiscal inflation adjustment	(22,177,606)	(7,256,954)	(43,885,921)

Total income tax	282,321,067	57,205,169	7,194,479

As of December 31, 2023, 2022 and 2021, the effective
 income tax rate is 32.5%, 31.1% and 4.9%, respectively.

7
3

BANCO MACRO SA AND ITS SUBSIDIARIES

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
Fiscal year 2021
On October 17, 2022, Banco Macro SA filed a reimbursement action with the AFIP requesting that 382,189 (not restated) paid as income tax for the 2021 tax period be reimbursed.
On January 3, 2023, the AFIP notified the beginning of an income tax audit related to the abovementioned fiscal year, which is in progress.
Fiscal year 2022
On June 30, 2023, Banco Macro SA filed a reimbursement action with the AFIP requesting that 654,673 (not restated) paid as income tax for the 2022 tax period be reimbursed.
Reimbursement actions – Fiscal years 2013 to 2017 and 2018
On October 24, 2019, Banco Macro SA filed with the AFIP-DGI (Argentine tax authorities) two reimbursement actions under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 4,782,766 and 5,015,451 (not restated amounts) paid to tax authorities as income tax during tax periods 2013 through 2017 and 2018, respectively, arising from the impossibility to apply the adjustment for inflation and other adjustment mechanisms set forth by income tax Law (prior to the amendments introduced by Laws No. 27430 and 27468 for periods 2013 through 2017, and as revised in 2019 and amended for the 2018 tax period), plus the related compensatory interest (SIGEA [case and file management system] files No. 19144-14224/2019 and 19144-14222/2019). Since tax authorities have not yet issued a resolution with respect to the abovementioned claims, on August 7, 2020, the Bank filed both reimbursement requests under the terms of section 81, Law No. 11683 with the Federal Contentious and Administrative Trial Courts, which are pending in Courts No. 8 and 2 of such jurisdiction, respectively (cases No. 11285/2020 and 11296/2020). Currently, in connection with the file for the fiscal year 2018, the evidence stage is closed and the process for allegation was delivered.
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

7
4

BANCO MACRO SA AND ITS SUBSIDIARIES

30.	INTEREST INCOME

Composition	12/31/2023	12/31/2022	12/31/2021
Interest income
For cash and bank deposits	6,847,489	1,246,001	79,938
For government securities	973,049,563	650,715,333	45,700,830
For debt securities	1,385,091	601,017	1,837,236
For loans and other financing
Non-financial public sector	19,130,718	4,714,572	11,013,573
Financial public sector	3,281,932	1,668,874	4,100,579
Non-financial private sector
Overdrafts	174,729,584	79,096,190	48,966,016
Documents	156,844,618	79,667,890	56,858,979
Mortgage loans	145,806,768	117,138,656	92,705,372
Pledge loans	9,907,765	9,268,468	6,450,988
Personal loans	244,302,502	278,318,665	292,010,854
Credit cards	199,061,254	126,764,513	89,353,520
Financial leases	3,444,764	1,073,358	511,104
Other	177,790,503	83,860,409	93,992,554
For repo transactions
BCRA	196,203,904	39,348,987	51,460,032
Other financial institutions	714,542	2,020,986	319,551

Subtotal Interest and adjustment for the application of the effective interest rate of financial assets measured at amortized cost	2,312,500,997	1,475,503,919	795,361,126

Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through OCI
From debt government securities	133,831,752	431,760,073	572,112,409

Subtotal Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through OCI	133,831,752	431,760,073	572,112,409

Total	2,446,332,749	1,907,263,992	1,367,473,535

31.	INTEREST EXPENSE

Composition	12/31/2023	12/31/2022	12/31/2021
Interest expense
For deposits
Non-financial private sector
Checking accounts	111,189,841	48,198,997	7,984,396
Saving accounts	18,119,619	11,858,081	7,502,306
Time deposits and investments accounts	1,453,034,330	873,804,922	529,310,249
Other	14
For Financing received from BCRA and other financial institutions	2,048,973	1,575,216	948,439
For repo transactions
Other financial institutions	13,873,646	3,038,227	1,786,840
For other financial liabilities	7,199,999	2,650,408	146,700
For issued corporate bonds	1,652,176	920,032	5,229,373
For subordinated corporate bonds	14,180,562	14,412,425	19,684,477

Total	1,621,299,160	956,458,308	572,592,780

7
5

BANCO MACRO SA AND ITS SUBSIDIARIES

32.	COMMISSIONS INCOME

Composition	12/31/2023	12/31/2022	12/31/2021
Performance obligations satisfied at a point in time
Commissions related to obligations	137,669,112	132,936,263	123,560,201
Commissions related to credit cards	79,093,028	77,162,568	73,481,681
Commissions related to insurance	12,210,984	13,160,484	13,860,073
Commissions related to securities value	8,041,734	3,934,683	4,600,113
Commissions related to trading and foreign exchange transactions	5,092,503	4,755,361	5,299,559
Commissions related to loans and other financing	1,435,003	1,346,940	1,005,160
Commissions related to financial guarantees granted	548,626	32,339	35,895
Performance obligations satisfied over certain time period
Commissions related to credit cards	1,040,818	1,269,694	2,230,900
Commissions related to trading and foreign exchange transactions	502,875	183,793	235,725
Commissions related to loans and other financing	74,150	22,379	29,200
Commissions related to obligations	3,716	4,893	6,624
Commissions related to financial guarantees granted			574

Total	245,712,549	234,809,397	224,345,705

33.	COMMISSIONS EXPENSE

Composition	12/31/2023	12/31/2022	12/31/2021
Commissions related to trading with debt securities	407,669	207,584	11,653
Commissions related to trading and foreign exchange transactions	1,517,973	777,815	928,233
Other
Commissions paid ATM exchange	15,310,094	15,491,782	14,361,007
Checkbooks commissions and clearing houses	4,871,269	4,314,843	3,835,404
Credit cards and foreign trade commissions	2,836,877	2,294,475	2,282,487

Total	24,943,882	23,086,499	21,418,784

34.	NET GAIN FROM MEASUREMENT OF FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

Composition	12/31/2023	12/31/2022	12/31/2021
For measurement of financial assets at fair value through profit or loss
Gain from government securities	865,879,163	57,126,332	102,604,333
Gain from private securities	69,409,820	61,459,868	7,539,266
Gain / (loss) from derivative financial instruments
Forward transactions	18,037,949	2,344,673
Put options			(6,343,607)
Gain / (loss) from other financial assets	1,196,753	(82,161)	(87,773)
Gain / (Loss) from sales or decreases of financial assets at fair value(1)	3,487,653	21,021,354	(6,299,617)
Gain / (loss) from equity instruments at fair value through profit or loss	24,116,731	(1,241,872)	4,336,450

7
6

BANCO MACRO SA AND ITS SUBSIDIARIES

Composition (contd.)	12/31/2023	12/31/2022	12/31/2021
For measurement of financial liabilities at fair value through profit or loss
Loss from derivative financial instruments
Forwards transactions			(568,173)
Options	(7,812,798)

Total	974,315,271	140,628,194	101,180,879

(1)	Net amount of reclassifications to profit of instruments classified at fair value through other comprehensive income that were derecognized or charged during the fiscal year.

35.	DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

Composition	12/31/2023	12/31/2022	12/31/2021
Translation of foreign currency assets and liabilities into pesos	795,283,241	190,210,057	24,863,783
Income from foreign currency exchange	2,934,750	3,714,641	3,329,122

Total	798,217,991	193,924,698	28,192,905

36.	OTHER OPERATING INCOME

Composition	12/31/2023	12/31/2022	12/31/2021
Services	39,485,063	30,073,157	26,142,728
Adjustments and interest from other receivables	10,609,488	7,409,095	6,786,797
Adjustments from other receivables with CER clauses	7,790,354	5,229,772	2,120,949
Other receivables from financial intermediation	5,230,985	2,951,962	5,710,325
Sale of investment properties and other non-financial assets			237,032
Other	9,771,579	20,284,237	6,522,108

Total	72,887,469	65,948,223	47,519,939

37.	EMPLOYEE BENEFITS

Composition	12/31/2023	12/31/2022	12/31/2021
Remunerations	188,854,414	166,849,835	169,979,792
Payroll taxes	47,630,616	41,170,900	39,220,338
Compensations and bonuses to employees	33,353,002	25,271,715	23,703,343
Employee services	8,671,106	8,479,122	6,589,954

Total	278,509,138	241,771,572	239,493,427

7
7

BANCO MACRO SA AND ITS SUBSIDIARIES

38.	ADMINISTRATIVE EXPENSES

Composition	12/31/2023	12/31/2022	12/31/2021
Taxes	26,941,364	19,979,498	17,764,631
Fees to directors and syndics	26,925,241	6,150,654	4,740,930
Maintenance, conservation and repair expenses	21,441,643	19,420,752	20,123,079
Other fees	16,572,872	11,766,928	10,331,148
Armored truck, documentation and events	15,437,848	16,422,544	17,596,127
Security services	11,899,472	11,715,106	12,370,028
Electricity and communications	10,395,529	10,789,374	12,329,521
Software	9,523,176	7,761,645	9,666,081
Advertising and publicity	9,292,109	7,395,622	5,293,379
Hired administrative services	3,025,778	830,539	756,692
Representation, travel and transportation expenses	2,829,322	2,127,956	1,463,854
Insurance	1,177,393	1,285,097	1,647,887
Stationery and office supplies	1,069,576	846,370	764,777
Leases	470,912	540,357	707,770
Other	7,223,754	4,901,315	6,321,808

Total	164,225,989	121,933,757	121,877,712

39.	OTHER OPERATING EXPENSES

Composition	12/31/2023	12/31/2022	12/31/2021
Turnover tax	190,149,358	128,711,123	109,594,057
From credit cards	61,395,366	53,529,578	46,642,668
Other adjustments and interests for miscellaneous obligations	9,470,756	3,754,386	1,570,677
Charges for other provisions	8,790,103	7,625,876	9,886,274
Deposit guarantee fund contributions	5,707,873	5,957,321	6,318,981
Insurance claims	2,570,038	1,357,839	543,355
Loss from sale or impairment of investment in properties and other non-financial assets	1,381,674	1,688,836	436,439
Donations	1,262,484	1,308,743	179,039
Taxes	362,433	2,624,857	2,868,750
From administrative, disciplinary and criminal penalties			252,534
Other	40,180,695	27,181,079	29,432,630

Total	321,270,780	233,739,638	207,725,404

40.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS
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

7
8

BANCO MACRO SA AND ITS SUBSIDIARIES

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

The table below presents the reconciliation between the item “Cash and cash equivalents” in the Statement of Cash Flows and the relevant accounting items of the Statement of financial position:

Description	12/31/2023	12/31/2022	12/31/2021
Cash and deposits in banks	1,203,105,095	778,796,544	1,045,370,900
Debt securities at fair value through profit or loss	133,754,676		29,481
Other debt securities	43,575,623	1,553,777,415	831,532,788
Loans and other financing	4,042,417	2,757,956	3,116,407

Total	1,384,477,811	2,335,331,915	1,880,049,576

The following table shows additional information on operational cash flows interest:

Composition	12/31/2023	12/31/2022	12/31/2021
Interest paid	(1,566,575,130)	(732,306,511)	(749,957,529)
Interest collected	2,297,432,458	1,825,117,787	1,310,191,918

Total	730,857,328	1,092,811,276	560,234,389

The following table shows further information of changes in liabilities arising from financing activities for the year ended December 31, 2023 (lease liabilities changes are disclosed in Note 22):

Composition	Financing received from the Central Bank of Argentina and other financial institutions	Issued Corporate Bonds	Subordinated Corporate Bonds
Opening balance	7,627,436	8,456,451	224,617,825
Cash flow items
Proceeds		29,477,155
Payments	(7,598,036)	(4,877,812)	(12,943,001)
Non-cash flow items
Movement in accrued interest	2,048,973	1,652,176	14,180,562
Derecognition or substantial modification of financial liabilities	15,117,373	1,521,405	(507,813)
Difference in quoted prices of foreign currency	11,453,826	38,301,446	332,838,147
Monetary effects	(8,850,561)	(15,666,808)	(229,957,927)

Ending balance	19,799,011	58,864,013	328,227,793

41.	CAPITAL STOCK
The Bank’s subscribed and paid-in capital from January 1, 2021 to December 31, 2023, amounted to 639,413. The capital stock composition is as follows:

7
9

BANCO MACRO SA AND ITS SUBSIDIARIES

Shares			Capital stock

Class	Stock number	Votes per share	Issued outstanding	In treasury	Paid in
As of December 31, 2023, 2022 and 2021
Registered Class A shares of common stock	11,235,670	5	11,236		11,236
Registered Class B shares of common stock	628,177,738	1	628,177		628,177

Total 2023, 2022 and 2021	639,413,408		639,413		639,413

42.	EARNINGS PER SHARE - DIVIDENDS
Basic earnings per share were calculated by dividing net profit attributable to common shareholders of the Bank by the weighted average number of common shares outstanding during the fiscal year.
In calculating the weighted average of outstanding common shares, the number of shares at the beginning of the year is adjusted, if applicable, by the number of common shares issued or withdrawn during the fiscal year, weighted by the number of days those shares have been outstanding. Note 41 provides a breakdown of the changes in the Bank’s capital stock.
The following table reflects the income and shares data used in the basic earnings per share:

Items	12/31/2023	12/31/2022	12/31/2021
Net profit attributable to parent’s shareholders	587,324,400	126,950,267	138,744,986
Plus: Potential dilutive effect inherent to common shares (1)
Net profit attributable to parent’s shareholders adjusted for dilution	587,324,400	126,950,267	138,744,986
Weighted average of outstanding common shares of the fiscal year	639,413	639,413	639,413
Plus: Weighted average of additional common shares with dilutive effects
Weighted average of outstanding common shares of the fiscal year adjusted for dilution	639,413	639,413	639,413

Basic earnings per share (in pesos)	918.5368	198.5419	216.9881

(1)	The Bank does not have any financial instrument that should be considered as diluted. Therefore, basic and dilutive earning per share is the same amount.
Dividends paid and proposed
During 2020 and 2021, the BCRA issued Communiqués that suspended the payment of earnings distributions resolved by the Shareholders’ Meetings. As a consequence of the abovementioned suspensions, as of December 31, 2021 dividends pending distribution amounted to 26,580,415 (not restated), which had been approved by the Shareholders’ Meetings held on April 30 and October 21, 2020 and April 30, 2021.

8
0

BANCO MACRO SA AND ITS SUBSIDIARIES

On December 16, 2021, the BCRA issued Communiqué “A” 7421, which established: (i) from January 1, 2022, through December 31, 2022, financial institutions were allowed to distribute up to 20% of the amount of earnings that should have been distributed if the “Earnings distributions” rules had been applied, and (ii) financial institutions that have the BCRA’s authorization for the earnings distributions have to perform it in 12 equal, monthly and consecutive installments.
On May 12, 2022, the BCRA approved the dividends distribution requested by the Bank in accordance with the Communiqué mentioned in the previous paragraph for an amount of 19,751,444 (not restated), which was paid during the fiscal year ended December 31, 2022 according to the schedule. Additionally, the balance of the approved
dividends pending
of
payment
for exceeding
the abovementioned limit, amounted to 6,828,971 (not restated).
Moreover, the Shareholders’ Meeting held on April 29, 2022, resolved to distribute cash dividends or dividends in kind, in this case, measured at market value for an amount of 14,187,873 (not restated), representing
22.18
pesos per share, subject to prior authorization from the BCRA which, added to the dividends still to be paid because they exceeded the abovementioned limit, amounted to 21,016,844 (not restated) and were recorded in a “Reserve for dividends pending authorization from the BCRA”. Through Communiqué “A” 7719 issued on March 9, 2023, the BCRA established that from April 1, 2023 up to December 31, 2023, financial institutions which have the BCRA’s authorization, will be allowed to distribute up to 40% of the amount of earnings that should have been distributed if the “Earnings distributions” rules had been applied, in six
equal, monthly and consecutive installments.
The Shareholders’ Meeting held on April 25, 2023, decided to distribute a cash dividend and/or a dividend in kind, in this case measured at market value, for an amount of 75,040,918, representing 117.36 pesos per share, prior to BCRA authorization. On May 12, 2023 the BCRA authorized this earning distribution that shall be paid in six
equal, monthly and consecutive installments. As of the date of issuance of these consolidated Financial Statements all the installments were paid.
Additionally, the Shareholders’ Meeting held on April 12, 2024, decided to distribute an amount of 294,130,168 (in constant currency as of December 31, 2023) to pay a cash dividend and/or a dividend in kind, representing 460 pesos per share, prior BCRA authorization. Pursuant to the provisions of Communique “A” 7984 issued on March 21, 2024, earning distribution shall be paid in six equal, monthly and consecutive installments. The amount of each dividend installments shall be paid in constant currency as of each payment date, after re-expression of the relevant payable amount by applying the most recently published IPC ratio before the date on which each of the above mentioned installments is made available according to the payment schedule duly fixed by the Board. See also Note 51 together with the earnings distribution proposal.
Finally, as mentioned in Note 14, on September 29, 2023, Macro Agro SAU distributed cash dividends for an amount of
440,000
(not restated).

43.	DEPOSIT GUARANTEE INSURANCE
Law No. 24485 and Decree No. 540/1995 created the Deposit Guarantee Insurance System, which was featured as a limited, compulsory and onerous system, aimed at covering the risks of bank deposits, as subsidiary and supplementary to the deposit privilege and protection system established under the Financial Entities Law. The abovementioned legislation also provided for the incorporation of Sedesa with the exclusive purpose of managing the Deposit Guarantee Fund (DGF), Sedesa was incorporated in August 1995.
Entity’s interest in the capital stock of Sedesa according to the percentages disclosed by BCRA Communiqué “B” 12755 on March 4, 2024 is as follows:

Banco Macro SA	7.6285%
Banco BMA SAU	1.6414%
All deposits in pesos and foreign currency placed in participating entities in the form of checking accounts, savings accounts, certificates of deposits or other forms of deposit that the BCRA may determine up to the amount of 6,000 which must meet the requirements provided for in Presidential Decree No. 540/1995 and other requirements that the regulatory authority may determine from time to time.

In addition, through Communiqué “A” 7985 issued on March 27, 2024, the BCRA resolved that from April 1, 2024, the guarantee will be up to 25,000.
On the other hand, the BCRA provided from the exclusion of the guarantee system, among others, of any deposits made by other financial entities, deposits made by persons related to the Bank and securities deposits.

44.	RESTRICTED ASSETS
As of December 31, 2023 and 2022, the following Bank’s assets are restricted:

Composition	12/31/2023	12/31/2022
Cash and deposits in banks
• Fondo de Riesgo Fintech SGR – Deposits in other entities (1).	1,051	181

Subtotal cash and deposits in banks	1,051	181

8
1

BANCO MACRO SA AND ITS SUBSIDIARIES

Composition (contd.)	12/31/2023	12/31/2022
Debt securities at fair value through profit or loss and Other debt securities
• Fondo de Riesgo Fintech SGR – Debt securities at fair value through profit or loss and other debt securities (1).	13,198,194	14,764,011
• Argentine government discount bonds in dual currency - Maturity: 02/28/2024 as of December 31, 2023 and Argentine government Treasury bonds in pesos adjusted by CER 1.40% - Maturity 03/27/2023, as of December 31, 2022, for the contribution to the Guarantee Fund II in BYMA according to section 45, Law 26831 and supplementary regulations established by CNV standards (NT 2013, as amended).	1,270,908	46,372
• Discount bonds in pesos regulated by Argentine legislation, maturing in 2033, to guarantee the Credit Program for Production Reactivation of the Province of San Juan. Auction No. 2.	948,601
• Discount bonds in pesos regulated by Argentine legislation, maturing in 2033 for the minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/2013, as amended, of the Argentine Securities Commission (CNV).	273,824	289,160
• Argentine government Treasury bonds in pesos adjusted by CER 2% – Maturity: 11/09/2023, to guarantee the Credit Program for Production Reactivation of the Province of San Juan.	236,952
• Discount bonds in pesos regulated by Argentine legislation, maturing in 2033, as of December 31, 2023 and Argentine government Treasury bonds in pesos adjusted by CER 1.40% - Maturity 03/27/2023 as of December 31, 2022, to guarantee the sectoral Credit Program of the Province of San Juan, production investment financing fund.	142,642	259,462
• Discount bonds in pesos regulated by Argentine legislation, maturing in 2033, as of December 31, 2023 and Argentine government Treasury bonds in pesos adjusted by CER 1.40% - Maturity 03/27/2023 as of December 31, 2022, to guarantee the Regional Economies Competitiveness Program – IDB loan No. 3174/OC-AR.	15,046	104,888
• Argentine government Treasury bills in pesos adjusted by CER – Maturity: 02/17/2023.		463,748
• Other.	400,448

Subtotal Debt securities at fair value through profit or loss and Other debt securities	16,486,615	15,927,641

Other financial assets
• Interests derived from contributions made as protector partner (2).	8,171,284	7,516,007
• Fondo de Riesgo Fintech SGR – Mutual fund shares (1).	1,768,691	375,252
• Financial instruments for minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/2013, as amended, of the CNV.	338,679	452,946
• Sundry debtors – other.	285,858	27,363
• Sundry debtors – attachment within the scope of the claim filed by the DGR against the CABA for turnover tax differences.	827	2,575

Subtotal Other financial assets	10,565,339	8,374,143

Loans and other financing
• Fondo de Riesgo Fintech SGR – Loans and other financing (1).	190,204	15,882

Subtotal Loans and other financing	190,204	15,882

8
2

BANCO MACRO SA AND ITS SUBSIDIARIES

Composition (contd.)	12/31/2023	12/31/2022
Financial assets delivered as a guarantee
• Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	68,117,546	77,305,537
• For securities forward contracts.	30,446,725
• Guarantee deposits related to credit and debit card transactions.	8,498,400	12,591,964
• Other guarantee deposits.	25,828,413	5,456,384

Subtotal Financial assets delivered as guarantee	132,891,084	95,353,885

Other non-financial assets
• Real property related to a call option sold.	7,440,213	7,648,643
• Fondo de Riesgo Fintech SGR – Other non-financial assets (1).	11,027	40,352

Subtotal Other non-financial assets	7,451,240	7,688,995

Total	167,585,533	127,360,727

(1)
According to Law 24467, as amended, and Fintech SGR By-Law, this entity has a risk fund (“Fondo de Riesgo”) which its main objective is to cover the guarantees granted to the protector partners and third parties. The assets of the risk fund could only be applied to partners’ withdrawals, to cover guarantees and other direct expenses.

(2)
As of December 31, 2023 it is related to the risk fund Fintech SGR, Alianza SGR and Innova SGR. As of December 31, 2022 it is related to the risk fund Fintech SGR and Garantizar SGR. In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

45.	TRUST ACTIVITIES
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
In addition, the Bank’s portfolio is completed with financial trusts for investment purposes, trust securities of definitive financial trusts in public and private offering (Confibono, Secubono, Supercanal, Payway cobro anticipado, Solidario de Infraestructura Nasa IV, Moni Mobile and Red Surcos) and certificates of participation (Arfintech).
As of December 31, 2023 and 2022, debt securities and certificates of participation in financial trusts for investment, amounted to 877,222 and 2,961,172, respectively.
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
As of December 31, 2023 and 2022, considering the latest available accounting information as of the date of issuance of these consolidated Financial Statements, the assets managed through Macro Fiducia SAU (subsidiary) of this type of trusts amounted to 2,636 and 36,372, respectively.

8
3

BANCO MACRO SA AND ITS SUBSIDIARIES

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
As of December 31, 2023 and 2022, considering the latest available accounting information as of the date of issuance of these consolidated Financial Statements, the assets managed by Banco Macro SA and Macro Fiducia SAU, amounted to 801,979 and 8,474,233, respectively.

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
As of December 31, 2023 and 2022, considering the latest available accounting information as of the date of issuance of these consolidated Financial Statements, the assets managed by the Bank amounted to 36,828,076 and 55,463,790, respectively.

46.	MUTUAL FUNDS DEPOSITARY FUNCTION

46.1	As of December 31, 2023 Banco Macro SA, in its capacity as depositary company, holds in custody the shares in mutual funds subscribed by third parties and assets from the following mutual funds:

8
4

BANCO MACRO SA AND ITS SUBSIDIARIES

Funds	Number of shares	Equity
Argenfunds Abierto Pymes	3,395,118,210	36,292,401
Argenfunds Ahorro Pesos	219,019,594	12,869,141
Argenfunds Gestión Pesos	100,000	100
Argenfunds Infraestructura	53,634	186
Argenfunds Inversión Dólares	1,000	808
Argenfunds Inversión Pesos	1,257,894,708	3,070,031
Argenfunds Liquidez	8,185,225,762	62,665,262
Argenfunds Renta Argentina	276,239,550	16,986,764
Argenfunds Renta Balanceada	576,696,850	22,620,396
Argenfunds Renta Capital	17,395,743	14,401,148
Argenfunds Renta Crecimiento	3,561,871	2,829,405
Argenfunds Renta Dinámica	87,902,584,421	16,207,766
Argenfunds Renta Fija	562,316,270	56,361,740
Argenfunds Renta Flexible	46,040,329	758,656
Argenfunds Renta Global	320,257,696	6,959,975
Argenfunds Renta Mixta	230,289,873	2,556,714
Argenfunds Renta Mixta Plus	1,352,780	985,752
Argenfunds Renta Pesos	96,499,608	7,014,721
Argenfunds Renta Total	548,961,979	2,400,303
Argenfunds Renta Variable	464,860,603	135,231
Argenfunds Retorno Absoluto	183,704,189	2,234,105
Pionero Acciones	27,311,674	15,077,147
Pionero Ahorro Dólares	18,783,148	14,784,099
Pionero Argentina Bicentenario	424,876,097	10,334,738
Pionero Capital	13,010	103
Pionero Crecimiento	3,263,377,175	13,407,144
Pionero Desarrollo	6,946,940,217	30,817,687
Pionero Empresas FCI Abierto Pymes	380,820,096	11,768,957
Pionero FF	58,593,299	5,008,037
Pionero Gestión	2,151,203,219	27,550,902
Pionero Infraestructura	3,578,769,248	10,156,263
Pionero Pesos	1,624,969,051	67,068,175
Pionero Pesos Plus	26,250,833,465	650,275,506
Pionero Recovery	100,000	100
Pionero Renta	53,983,122	31,550,753
Pionero Renta Ahorro	215,602,532	22,807,841
Pionero Renta Ahorro Plus	1,839,539,908	52,100,083
Pionero Renta Balanceado	12,720,486,020	62,534,628
Pionero Renta Estratégico	720,930,495	19,291,981
Pionero Renta Fija Dólares	4,758,144	3,476,567
Pionero Renta Mixta I	161,169,380	8,350,541
Pionero Retorno	2,172,232,683	10,434,490

8
5

BANCO MACRO SA AND ITS SUBSIDIARIES

46.2	As of December 31, 2023 Banco BMA SAU, in its capacity as depositary company, holds in custody the shares in mutual funds subscribed by third parties and assets from the following mutual funds:

Funds	Number of shares	Equity
Goal Acciones Argentinas	17,875	2,175,816
Goal Renta Crecimiento	33,615,635	22,825,724
Goal Acciones Plus	5,318,532	553,163
Goal Capital Plus	60,324,684	1,285,791
Goal Ahorro Max	159,716,379	7,194,264
Goal Multiestrategia	110,000	145
Goal Multiestrategia Plus	110,000	145
Goal Perfomance	65,332,675	4,551,112
Goal Perfomance II	247,952	6,343
Goal Perfomance III	469,324,626	15,609,164
Goal Pesos	2,950,257,655	288,310,870
Goal Premium	4,157,507	8,975
Goal Renta Dólares	6,268,286	5,798,773
Goal Renta Dólares Estrategia	4,984,690	4,472,663
Goal Renta Dólares Plus	1,380,938	1,054,945
Goal Renta Global	324,102,023	32,509,640
Goal Retorno Total	16,131,946	641,377
Goal Renta Pesos	17,360,304	1,218,521

47.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS
The items recognized by the Bank to constitute the minimum cash requirement effective for December 2023 are listed below, indicating the amounts as of month-end of the related items:

Items	Banco Macro SA	Banco BMA SAU
Cash and deposits in banks
Amounts in BCRA accounts	339,996,978	175,949,238
Other debt securities
Government securities computable for the minimum cash requirements	114,801,555	43,123,027
Financial assets delivered as guarantee
Special guarantee accounts with the BCRA	57,193,494	9,167,035

Total	511,992,027	228,239,300

48.	CORPORATE BONDS ISSUANCE

48.1	Banco Macro SA
The corporate bonds liabilities recorded by the Bank are as follows:

8
6

BANCO MACRO SA AND ITS SUBSIDIARIES

Corporate Bonds	Original value		Residual face value as of 12/31/2023	12/31/2023	12/31/2022
Subordinated Resettable – Class A	USD 400,000,000	(1)	USD 400,000,000	328,227,793	224,617,825
Non-subordinated – Class E	USD 17,000,000	(2)	USD 17,000,000	12,455,209	8,456,451
Non-subordinated – Class F	USD 53,000,000	(3)	USD 53,000,000	41,420,786

Total				382,103,788	233,074,276

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

At any time, according to the current regulations, particularly the BCRA’s foreign exchange regulations, the Bank may opt to redeem, Class E Corporate Bonds in full, not partially, at a price equal to (a) 102% of the outstanding principal if the Bank decides to make the redemption from the date of issuance and settlement through the term of 9 months therefrom, including the last business day; (b) 101% of outstanding principal if the Bank decides to make the redemption within the term starting 9 months after the date of issuance and settlement until the Class E maturity date, in all cases, along with the additional amount and accrued and unpaid interest, excluding the redemption date.

(3)
On October 31, 2023, under the abovementioned Global Program, the Bank issued Class F corporate bonds for a face value of USD 53,000,000 (fifty-three million US dollars) at a fixed rate of 5%, fully amortizable upon maturity (October 31, 2024), under the terms and conditions set forth in the price supplement dated October 24, 2023. Interest is paid semiannually on April 30, 2024, and at the expiration date.

At any time, according to the current regulations, particularly the BCRA’s foreign exchange regulations, the Bank may opt to redeem Class F corporate bonds in full, but not partially, at a price equal to (a) 102% of the outstanding principal if the Bank decides to redeem the bonds between the date of issuance and settlement date through the term of 9 months therefrom, including the last business day; (b) 101% of outstanding principal if the Bank decides to redeem them within the term starting 9 months after the date of issuance and settlement through Class F corporate bonds maturity date; in any case, along with the additional amounts and accrued and unpaid interest, excluding the redemption date.

8
7

BANCO MACRO SA AND ITS SUBSIDIARIES

48.2	Banco BMA SAU
The corporate bonds liabilities recorded by Banco BMA SAU are as follows:

Corporate Bonds	Original value	Residual face value as of 12/31/2023	12/31/2023
Non-subordinated –Series XXXII	1,000,000,000	1,000,000,000	4,988,018

Total			4,988,018

On February
29
,
2008
, the Entity’s shareholders’ meeting approved the presentation of a program for the issuance and placement of corporate bonds for USD 250,000,000 or its equivalent in other currencies. On April
30
,
2008
, the Board of Directors of the CNV authorized through resolution No.
15869
the entry of Banco Itaú Argentina SA into public offering regime through the issuance of corporate bonds for up to an amount of USD 250,000,000 or its equivalent in other currencies. On April
30
,
2008
, the CNV approved the Program Prospectus.
On March
9
,
2013
, the Entity’s shareholders’ meeting resolved to extend the amount of the Corporate Bonds Program up to USD 350,000,000 or its equivalent in other currencies. On May
23
,
2018
, the CNV approved through resolution No.
19527
the increase in the amount and the extension of the Program.
On March
14
,
2022
, under the abovementioned Program, the Entity issued non-subordinated corporate bonds Series XXXII at a fixed rate of 2.78% plus UVA adjustment, fully amortizable upon maturity (August
18
,
2025
). Interest is paid quarterly, in arrears.

49.	OFF BALANCE SHEET TRANSACTIONS
In addition to Note 4, the Bank maintains different off balance sheet transactions, pursuant to the BCRA standards. The composition of the amounts of the main off balance sheet transactions as of December 31, 2023 and 2022, is as follows:

Composition	12/31/2023	12/31/2022
Custody of government and private securities and other assets held by third parties	3,487,291,513	2,257,608,251
Preferred and other collaterals received from customers (1)	804,907,126	583,896,569
Securities received guarantee repurchase transactions (see Note 7)	679,456,540	212,163,266
Checks already deposited and pending clearance	109,014,652	52,405,298
Outstanding checks not yet paid	79,104,701	62,104,463
Written-off credits	29,954,761	20,246,250

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force on this matter.

50.	TAX AND OTHER CLAIMS

50.1	Tax claims
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

8
8

BANCO MACRO SA AND ITS SUBSIDIARIES

b)
The AFIP’s ex-officio undocumented expenses determinations for the periods February, April, May 2015 and from July 2015 through January 2018, both included of date April 19, 2021, On October 5, 2021, the Bank filed an appeal to the Federal Tax Court which is in process in Courtroom B, Office 6, under file 2021-96970075.

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

50.2	Other claims
Before merging with and into the Bank, Banco Privado de Inversiones SA (BPI) had a pending class action styled “Adecua v, Banco Privado de Inversiones on ordinary proceedings”, File No. 19073/2007, pending with Commercial Court No. 3 in and for the CABA, Clerk’s Office No. 5, whereby it was required to reimburse to its clients the life insurance amounts overcharged to amounts payable as well as to reduce the amounts charged in this regard in the future; this legal proceeding was concluded upon the abovementioned merger because BPI complied in full with the terms of the court-approved agreement reached with Adecua before answering the complaint. However, in March 2013, when BPI had already been merged with and into the Bank, the trial court resolved to amend the terms of the agreement and ordered the reimbursement of amounts of money to a larger number of clients as compared to the number arising from the terms approved by the court in due time. Such resolution was appealed by the Bank as BPI’s surviving company. The appeal was dismissed by the Court of Appeals, which abrogated both the trial court decision and the court-approved agreement, thus ordering the Bank to answer the complaint. This gave rise to the filing of an extraordinary appeal against such decision as well as the subsequent filing of a complaint for the extraordinary appeal denied. On May 5, 2021, the Bank was notified of the dismissal of the complaint appeal, ordering the return of the main process to the CNACAF for continuing with the proceedings, who also submitted them to the trial court, which received them on 09/27/2021 and were requested as effectum vivendi in proceedings “Estado Nacional – Ministerio Producción de la Nación c/ Asociación de Defensa de los Consumidores y Usuarios de la R.A y otros s/Ordinario” (File No. 6757/2013), in which the Bank is not a party, by the commercial court, clerk’s office No. 11. As of the date of issuance of these consolidated Financial Statements, resolution is still pending.
Moreover, the Bank is subject to a class actions for the same purpose, currently pending with Commercial Court No. 7 in and for the CABA, Clerk’s Office No. 13, styled Unión de Usuarios y Consumidores v, Nuevo Banco Bisel on ordinary proceedings, File No. 44704/2008.
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

51.	RESTRICTION ON DIVIDENDS DISTRIBUTION

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

8
9

BANCO MACRO SA AND ITS SUBSIDIARIES

Additionally, profits may only be distributed to the extent that the financial institution has positive results, after deducting, on a non-accounting basis, from retained earnings and the optional reserves for the future distribution of profits, (i) the amounts of the legal and other earnings reserves which are mandatory, (ii) all debit amounts of each one of the accounting items recognized in “Other Comprehensive Income”, (iii) income from of the revaluation of property, plant and equipment, intangible assets and investment property, (iv) the positive net difference between the amortized cost and the fair value of government debt instruments and/or monetary regulation instruments issued by the BCRA for those instruments recognized at amortized cost, (v) the adjustments identified by the Superintendence of Financial and Exchange Entities of the BCRA or by the independent external auditor and that have not been recognized in the accounting records and (vi) certain franchises granted by the BCRA. Moreover, no profit distributions shall be made out of the profit originated as a result of the first-time application of the IFRS, for which a normative reserve was created, and its balance as of December 31, 2023 was 66,647,815 (nominal value: 3,475,669).
Additionally, as of December 31, 2023, the related adjustments to be made on unappropriated retained earnings of Banco Macro SA as Other comprehensive income amount to 1,839,683.
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

Moreover, as mentioned in Note 42, the Shareholders’ Meeting held
on April 12, 2024 resolved to distribute the unappropriated retained earnings for an amount of 587,913,905 as follows:

a)	117,460,821 to the Legal reserve;

b)	1,737,775 to the Personal assets tax on shares and equity interests (Impuesto sobre los Bienes Personales Sociedades y Participaciones), and;

c)	468,715,309 to a Facultative reserve for future distribution of earnings.
Additionally, the abovementioned Shareholders’ Meeting decided to partially reverse the Facultative reserve for future distribution of earnings for an amount of 294,130,168 to pay a cash dividend and/or a dividend in kind, prior BCRA authorization.

52.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT
As a financial institution, the activities of Banco Macro SA are governed by Financial Entities Law No. 21526, as supplemented, and the regulations issued by the BCRA. Moreover, the Bank adheres to the good banking practices included in the Financial Entities Corporate Governance Guidelines, as supplemented of the BCRA.
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
The main guidelines under the BCRA standards contemplated in the revised text “Financial Entities Corporate Governance Guidelines”, as supplemented, are as follows. (The information included in this section may not be entirely applicable to Banco BMA SAU (formerly known as Banco Itaú Argentina SA), BMA Asset Management SA (formerly known as Itaú Asset Management SA) and BMA Valores SA (formerly known as Itaú Valores SA), which were acquired at the end of the fiscal year (see Note 14) and are in the process of integration into Grupo Macro).

9
0

BANCO MACRO SA AND ITS SUBSIDIARIES

•	Ownership structure
As of December 31, 2023, the Bank’s shareholders are:

Full name / corporate name	Participating Interest	Voting Interest
Fideicomiso de Garantía JHB BMA (1)	17.28	19.65
Carballo Delfín Jorge Ezequiel	19.26	20.86
ANSES FGS Law No. 26425	28.80	26.91
Grouped shareholders (Local stock exchanges)	11.43	10.87
Grouped shareholders (Foreign stock exchanges)	23.23	21.71

(1)
As of the date of issuance of these consolidated Financial Statements and due to the passing of Mr. Jorge Horacio Brito on November 20, 2020 and as a testamentary disposition, his shares were transferred to Fideicomiso de Garantía JHB BMA, which beneficiaries are his forced heirs.

•	Board of Directors and Senior Management
The Bank’s Board of Directors is currently made up of 11 regular directors and 3 alternate directors. Members are renewed by thirds and the appointed Directors remain in office for three fiscal years. Directors are selected and appointed by the Shareholders’ Meeting. Once elected, the BCRA must confirm the designation of the Directors, expressly authorizing them to accept the designation, pursuant to the terms as to experience and knowledge, contained in the rules CREFI 2-Creation, Operation and Expansion –XV- Financial Entities Authorities.

Name	Position
Jorge Pablo Brito	Chairperson
Carlos Alberto Giovanelli	Vice chairperson
Nelson Damián Pozzoli	Director
Fabian Alejandro d e Paul (1)	Director
Constanza Brito	Director
Sebastián Palla (1)	Director
Mario Luis Vicens (1)	Director
Delfín Federico Ezequiel Carballo	Director
Marcos Brito	Director
José Sanchez	Director
Hugo Raúl C Lazzarini (1) y (2)	Director
Delfín Jorge Ezequiel Carballo (3)	Alternate director
Santiago Horacio Seeber	Alternate director
Guido Agustín Gallino (1) y (2)	Alternate director

(1)	Independent directors.
(2)	Designated by ANSES-FGS proposal.
(3)
The Shareholders’ Meeting held on April 12, 2024 decided the designation of Nicolás Valenzuela as director to fill the vacancy created as a consequence of the resignation submitted by Guillermo Merediz and the designation of Juan Ignacio Catalano as alternate director to fill the vacancy created as a consequence of the resignation submitted by Delfín Jorge Ezequiel Carballo. Moreover, and as a proposal of ANSES-FGS, the mentioned Shareholders’ Meeting also decided the designation of Juan Facundo Etchenique, as regular director who has informed his resignation on April 24th due to strictly personal reasons.

Directors should be morally suitable, experienced and knowledgeable in the banking business and meet the requirements established in the effective regulations, issued by the BCRA. Compliance with these requirements is assessed when the shareholders’ meeting appoints the directors and on a regular basis during their term of office.
At present, five Directors are independent, pursuant to the provisions of the CNV rules and regulations and the provisions of the Financial Entities Corporate Governance Guidelines issued by the BCRA.

91

BANCO MACRO SA AND ITS SUBSIDIARIES

Senior Management is directed by a General Manager appointed by the Board and also includes officers reporting directly to the general manager, forming the Senior Management, as well as officers of four staff areas reporting directly to the Board. Members are detailed below:

Name	Position
Gustavo Alejandro Manriquez	CEO
Gerardo Adrian Álvarez	Human resources and administration manager
Alberto Figueroa	Risk management manager
Ernesto López	Legal manager
Ana María Magdalena Marcet	Credit risk manager
Juan Domingo Mazzon	Government and Management control manager
Ernesto Eduardo Medina	System manager
Brian Anthony	Commercial banking manager
Francisco Muro	Distribution and sales manager
Jorge Francisco Scarinci	CFO
Agustín Devoto	Investment banking manager
Adrian Mariano Scosceria	Corporate banking manager

•	Committees
The corporate by-laws state that the Board of Directors may establish the Committees that it deems appropriate for the business of the Bank, as well as appoint their members. The Bank currently features the following Committees:

Committee	Functions
CNV Audit / SEC	They are established in Capital Markets Law, as supplemented.

Internal Audit	Overseeing the proper operation of the internal control systems defined at the Bank through a periodic assessment thereof and contributing to improving the effectiveness of internal controls.

Risk Management	It is in charge of monitoring Senior Management’s activities involving the management of credit, market, liquidity, operational, compliance and reputation risks, among others. It advises the Board of Directors on the Bank’s risks.

Assets and Liabilities	Setting out the Bank’s financial strategy, analyzing the markets and establishing the policies on assets and liabilities, management of market, liquidity, interest rate and currency risks.

Technology Governance and Information Security Committee	Overseeing the proper operation of the information technology environment and contributing to improving the effectiveness thereof.

Credit	Approving credit transactions based on credit capacity.

Legal Recovery	Engaged in defining payment arrangements exceeding the predetermined parameters, as well as reclassifying portfolio to be subject to legal proceedings or accounting derecognitions.

Personnel Incentives	Ensuring the financial incentives for personnel system is consistent with the culture, the objectives, the business in the long term, the strategy and the control environment of the Bank.

Ethics and Compliance	Ensuring the Bank has the proper means to promote correct decision-making and compliance with internal and external regulations.

Corporate Governance and Designations	The Committee’s duties include those related to the process of renewing and replacing Senior Management members and the succession plans. It is also in charge of applying the Corporate Governance Code at the Bank and at its subsidiaries.

Anti-money Laundering of assets and terrorism financing	Planning and coordinating compliance with the policies established by the Board of Directors on the matter.

Financial Services User Protection	The duties of this Committee include those related to ensure the existence and maintenance of a financial services user protection process and a customer service system.

9
2

BANCO MACRO SA AND ITS SUBSIDIARIES

•	Code of ethics
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
According to ethical behavior standards, an Ethical line or a report channel was implemented for the Bank and its subsidiaries, which is managed by an external third party, ensuring compliance with anonymity and confidentiality principles.
Reports are received by the Ethical and Compliance Committee, which becomes aware of them, as well as the resolution of cases, following the protocols.
Branches
As of the date of issuance of these consolidated Financial Statements, the Bank has 519 branches (including BMA SAU branches) throughout the entire country.
Subsidiaries
The Bank carries out certain transactions through its subsidiaries, which are identified in Note 3 to these consolidated Financial Statements.
Business lines
The Bank’s business lines and transactions with trusts are mentioned in Notes 1 and
45
to these consolidated Financial Statements, respectively.

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

9
3

BANCO MACRO SA AND ITS SUBSIDIARIES

•	Their contribution to the results reached.

•	Their management in keeping with the Bank’s mission and values.
In addition, the Entity has a Clawback Policy in accordance with the provisions of Section 303A.14 of the Listed Companies Manual of the New York Stock Exchange (NYSE), which was required by Rule 10D-1 of the Securities Exchange Act of 1934. The rule is applicable to any executive officer of the group and applies only in the event that the Entity or its subsidiaries required accounting restatement to correct a material error in the Financial Statements previously issued.
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

94

BANCO MACRO SA AND ITS SUBSIDIARIES

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
The information related to corporate governance at the Bank is included within the transparency policy contained in such precepts and, hence, is available to interested members of the public on the website www.macro.com.ar (“Conocenos” – Relaciones con Inversores) and additionally, some guidelines are disclosed in other notes to these consolidated Financial Statements. Moreover, the Bank’s public information is disclosed on the websites of the BCRA (www.bcra.gob.ar) and the CNV (www.cnv.gob.ar).
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

95

BANCO MACRO SA AND ITS SUBSIDIARIES

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

9
6

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
Minimum capital requirements:
The table below shows the minimum capital requirements measured on a consolidated basis, effective for the monthly position of December 2023, together with the integration thereof (computable equity) as of the end of such month:

Item	12/31/2023
Minimum capital requirements (*)	403,496,688
Computable equity	1,752,831,979

Capital surplus	1,349,335,291

(*)
Regarding the maximum limits established by the BCRA for “Financing to the non-financial public sector” measured on a quarterly consolidated basis, in the last quarter of 2023 the Entity observed an excess of 95,724,622. This excess was transferred as an increase in requirement by minimum capital credit risk, without generated a non-compliance of such prudential regulation.
It is worth mentioning that the maximum limits apply to the Computable Equity as of September 2023, expressed in purchasing power currency of that date, when the variation of the IPC between September and December 2023 was greater than 50%. As of the date of issuance of these consolidated Financial Statements, the aforementioned situation had been regularized.

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

9
7

BANCO MACRO SA AND ITS SUBSIDIARIES

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
For new non-prequalified customers, the originator enters the requested transactions in the risk assessment system related to the customer segment, which approves or rejects the transaction; if approved, maximum assistance amounts by product are provided. Assessment systems are mainly based on an admission and certain maximum indebtedness rules and installment/income ratio. The assessment systems are based mainly on a qualification score and certain maximum indebtedness and installment/income relationship rules.
There are specific rules regarding the debtor’s file integration to duly document the data entered into the assessment systems. Credit risk officers also define a credit power system based on the margins to be approved and, if applicable, the exceptions admitted.

9
8

BANCO MACRO SA AND ITS SUBSIDIARIES

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

9
9

BANCO MACRO SA AND ITS SUBSIDIARIES

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

The following chart shows the composition of loan loss allowances according to the type of financial instrument as of December 31, 2023, and 2022:

Composition	12/31/2023	12/31/2022
Loans and other financing	53,648,800	34,262,639
Loans commitment	2,176,655	2,403,512
Other debt securities at amortized cost	870,824	1,043,200
Other financial assets	595,276	283,507
Other debt securities at fair value through OCI	55,826	90,939
Financial assets delivered as a guarantee	1,174

Total	57,348,555	38,083,797

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

1
0
0

BANCO MACRO SA AND ITS SUBSIDIARIES

Default
:
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
Thus, summing up, the criterion used by the Bank to define the different transaction staging rules, according to its reporting structure, depend on the following characteristics:

•	Type of product

•	Portfolio

•	Segment

•	Delinquency

•	Refinancing

•	SICR under qualitative criterion
ECL calculation
:
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

1
0
1

BANCO MACRO SA AND ITS SUBSIDIARIES

The PDs are amended by the macroeconomic models applied for the prospective vision.
The proposals to implement PD models are submitted for approval to the Risk Management Committee. The methods, variables, development population, observation windows and results that support the preparation of these models are tested and adjusted at least once a year.
The following table discloses the risk levels score and rating arising from the Bank’s models:

Category	12/31/2023		12/31/2022
	Weighted PD	% Gross Carrying Amount	Weighted PD	% Gross Carrying Amount
Performing	1.13%	96.32%	1.54%	97.32%
High grade	0.66%	88.70%	0.93%	89.01%
Standard grade	4.06%	4.53%	5.00%	4.43%
Sub-standard grade	10.39%	3.09%	11.58%	3.88%
Past due but not impaired	46.56%	2.62%	29.73%	1.86%
Impaired	100.00%	1.06%	100.00%	0.82%

Total		100.00		100.00

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

10
2

BANCO MACRO SA AND ITS SUBSIDIARIES

The LGDs are also amended by the macroeconomic models applied for the prospective vision.
Customers analyzed on an individual basis
:
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
This stage also includes:

•
The customers previously included in stages 2 or 3 who are verified to have improved their credit risk indicators and meet the parameters defined for stage 1, through an individual analysis at the date of the study, as long as they have stayed a minimum period of 90 days in Stage 2.

Stage 2: this stage includes the customers that, based on the individual analysis of their payment capacity, have a SICR that is not sufficiently severe to set default as defined for stage 3.
Some elements considered upon defining the existence of a significant increase in credit risk are:

•	Profitability, liquidity and solvency indicators that tend to weaken, or some of the indications of impairment:

•	There is a significant increase in payables without a consistent rise in revenues.

•	There is a major decline in operating margins, or existence of operating loss.

•	There are adverse changes in the context that exert a negative effect on future financial flows.

•	There is a drastic decline in demand or negative changes in the business plans.

•	There are significant changes in the value of the guarantees received.

•	The arrears in payment to the Bank are due to current operating or extraordinary circumstances, and a prompt resolution is expected.
This stage also includes:

•	The customers that, having been included in stage 3, improved their credit risk indicators and are no longer at default, but which status prevents them from being reclassified to stage 1.

•	Refinanced customers that have paid at least 20% of the capital owed and also fulfill the rest of the indicators to be considered in Stage 2.

10
3

BANCO MACRO SA AND ITS SUBSIDIARIES

Stage 3: it includes the customers that, after an individual analysis, experience some of the following situations:

•	Significant delays in the main credit lines granted, with no agreement with the Bank.

•	Have been subject to complaints filed the Bank for the recovery of the assistance granted.

•	Filed for insolvency proceedings or went into bankruptcy

•	Refinance their payables systematically and have still not settled over 20% of the refinanced principal.

•	Cash flows analysis shows that it is highly unlikely that the customer may meet all its obligations in the agreed-upon conditions.
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
ECL calculation for customers included in an individual analysis
:
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
Finally, the Bank calculates ECL by applying the alternative scenarios on a weighted basis, which are updated at least on a quarterly basis in each calendar quarter.
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
The following table shows the estimated values for macroeconomic variables used in the models for each scenario (base case, alternative 1 and alternative 2), with the assigned probability of occurrence to each scenario:

10
4

BANCO MACRO SA AND ITS SUBSIDIARIES

Key Drivers	ECL Scenario	Assigned probabilities	2024	2025	2026
		%	%	%	%
GDP growth %	Base case	60	(2.03)	8.46	1.46
	Alternative 1	30	(3.55)	6.96	1.04
	Alternative 2	10	(4.51)	5.04	1.55
Interest rates %	Base case	60	106.52	71.00	46.50
	Alternative 1	30	129.99	96.50	67.50
	Alternative 2	10	140.42	133.19	118.50
CPI %	Base case	60	298.10	96.98	55.61
	Alternative 1	30	386.28	147.79	90.10
	Alternative 2	10	427.33	257.21	150.31

52.1.3	Overview of modified and forborne loans
From a risk management point of view, once an asset is forborne or modified, the Bank’s special department for distressed assets continues to monitor the exposure until it is completely and ultimately derecognized.
The amortized cost of loans modified during 2023 and the associated net modification amounted to 4,469,175 and 558,063, respectively. The Bank does not consider loans using the mandatory extensions and payment facilities provide by BCRA as part of such modified loans. The amortized cost of loans modified during 2022 and the associated net modification amounted to 5,008,400 and 1,343,724, respectively.

52.1.4	Additional Forward-looking allowances based on expert credit judgment
Adjustment for uncertainty about conditions of accessing loans to MIPYMES and Federal Government Securities
As of December 31, 2022, the Bank decided to record an additional allowance for
5,720,558
based on the estimation of the impact that a change in the current scenario from negative real interest rates, in an accelerating inflationary context, would have on the ECL of the Mipymes portfolio, and as a consequence of the Bank’s Management assessment of the macroeconomic environment of Argentina, including the actions performed by the Federal Government to manage its debt instruments and certain uncertainty mainly related to the Bank’s long-term holdings of Federal Government instruments.
Adjustment for expectations of increased risk due to the change in economic policy
At the date of these consolidated Financial Statements, Management considered that there is uncertainty about the impacts that could arise from the change in the economic policy, the implementation of a macroeconomic imbalances adjustment program and an inflation stabilization plan.
In particular, the temporary negative impact on the quality of the consumer credit portfolio, on the behavior of Mipymes and on the expected recovery of companies with credit-impaired, was analyzed. This impact would come from relative price adjustments, the elimination of subsidies on public services, and/or the presence of positive real interest rates, among other measures, until the stability of certain macroeconomic variables and a recovery of activity levels is achieved.
As abovementioned, the Bank decided to record an additional allowance for
10,978,134
.

52.1.5	Portfolio quality
The table below shows the analysis by aging of performing loans in arrears (in days):

Portfolio Type	12/31/2023
	Delinquent, performing (in days)
	0 to 31	From 32 to 90	From 91 to 180	From 181 to 360	Over 360
Commercial loans	100.0%	0.0%	0.0%	0.0%	0.0%
Commercial loans comparable to consumer	99.8%	0.2%	0.0%	0.0%	0.0%
Consumer loans	100.0%	0.0%	0.0%	0.0%	0.0%

Total	99.9%	0.1%	0.0%	0.0%	0.0%

10
5

BANCO MACRO SA AND ITS SUBSIDIARIES

Portfolio Type	12/31/2022
	Delinquent, performing (in days)
	0 to 31	From 32 to 90	From 91 to 180	From 181 to 360	Over 360
Commercial loans	98.8%	1.2%	0.0%	0.0%	0.0%
Commercial loans comparable to consumer	99.9%	0.1%	0.0%	0.0%	0.0%
Consumer loans	100.0%	0.0%	0.0%	0.0%	0.0%

Total	99.8%	0.2%	0.0%	0.0%	0.0%

The following table shows the loans and other financing portfolio under credit risk by industry sector, classified by risk stage and identifying the expected loss calculated under individual or collective basis:

	1		2		3	12/31/2023
	Collective	Individual	Collective	Individual
Loans and other financing	1,371,295,220	406,896,843	64,303,918	24,817,284	19,993,388	1,887,306,653
Non-financial public sector	495,024	4,221,111	451		144	4,716,730
Other financial entities	4,298,968	5,684,295	5,038			9,988,301
Non-financial private sector	1,366,501,228	396,991,437	64,298,429	24,817,284	19,993,244	1,872,601,622
Individuals	615,826,337	31,112,707	26,552,215	3,577	8,891,559	682,386,395
Manufacturing industry	91,426,964	99,014,827	5,693,834	6,908,731	418,257	203,462,613
Agricultural and cattle industry	213,255,400	72,584,852	10,285,791	3,588,047	6,093,281	305,807,371
Services	161,436,165	18,445,575	10,633,902		1,181,039	191,696,681
Commercial activities	192,555,646	78,063,386	7,071,869	2,082,889	2,161,609	281,935,399
Exploration of mines and quarries	26,080,070	29,084,439	456,522		732,588	56,353,619
Financial intermediation	20,373,297	45,100,172	311,487		54,658	65,839,614
Construction activities	24,419,735	20,075,556	2,983,594		420,749	47,899,634
Electricity supply and gas	15,357,487	3,509,923	104,564	12,234,040	3,303	31,209,317
Public administration	5,512,328		198,566		35,242	5,746,136
Water supply and public sanitation	257,799		6,085		959	264,843

	1		2		3	12/31/2022
	Collective	Individual	Collective	Individual
Loans and other financing	1,493,053,099	326,942,915	54,743,452	8,003,761	15,608,256	1,898,351,483
Non-financial public sector	665,202	6,206,929	89		345	6,872,565
Other financial entities	395	2,912,550				2,912,945
Non-financial private sector	1,492,387,502	317,823,436	54,743,363	8,003,761	15,607,911	1,888,565,973
Individuals	856,134,618	9,803,849	37,580,036		8,309,159	911,827,662
Manufacturing Industry	97,108,701	75,593,107	2,326,102	4,139,367	1,256,235	180,423,512
Agricultural and cattle industry	139,725,585	55,690,371	2,491,260	3,864,394	3,950,398	205,722,008
Services	205,155,967	26,634,514	7,854,619		1,093,611	240,738,711
Commercial activities	139,144,991	72,932,533	3,306,987		705,072	216,089,583
Exploration of mines and quarries	6,997,414	22,499,673	65,627		9,910	29,572,624
Financial intermediation	7,724,509	29,670,367	189,820		80,851	37,665,547
Construction activities	30,478,519	24,522,962	573,413		134,875	55,709,769
Electricity supply and gas	1,567,815	476,060	22,719		5,011	2,071,605
Public administration	7,775,336		326,507		62,669	8,164,512
Water supply and public sanitation	574,047		6,273		120	580,440

10
6

BANCO MACRO SA AND ITS SUBSIDIARIES

52.1.6	Collateral and other credit improvements

•	Guarantees received for the entire portfolio
The following table shows the amounts of guarantees received for the entire portfolio as of December 31, 2023.

Class of financial instrument	Maximum exposure to credit risk	Fair value of collateral						Total collateral	Net exposure	Associated ECL
		Pledges on time deposits	Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Pledges on personal property	Other
Loans and other financing	1,887,306,653	39,345,965	92,391,460	116,918,998	51,558,415	25,779,473	349,958,595	675,952,906	1,211,353,747	53,648,800
Loans commitment	1,645,749,167	13,676,897		2,342,098	7,448	6,940,203	95,370,445	118,337,091	1,527,412,076	2,176,655
Other financial assets	175,585,670						10,617,129	10,617,129	164,968,541	595,276
Other debt securities at fair value through OCI	291,689,362								291,689,362	55,826
Other debt securities at amortized cost	140,115,960								140,115,960	870,824
Financial assets delivered as a guarantee	5,219,037								5,219,037	1,174

Total	4,145,665,849	53,022,862	92,391,460	119,261,096	51,565,863	32,719,676	455,946,169	804,907,126	3,340,758,723	57,348,555

•	Guarantees received for the portfolio in Stage 3
The following table shows the amounts of guarantees for the portfolio in Stage 3 as of December 31, 2023.

Class of financial instrument	Maximum exposure to credit risk	Fair value of collateral					Total collateral	Net exposure	Associated ECL
		Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Pledges on personal property	Other
Loans and other financing	19,993,388	555	3,985,105	164,806	557,769	3,216,922	7,925,157	12,068,231	15,513,821

Total	19,993,388	555	3,985,105	164,806	557,769	3,216,922	7,925,157	12,068,231	15,513,821

•	Guarantees received for the entire portfolio
The following table shows the amounts of guarantees received for the entire portfolio as of December 31, 2022.

Class of financial instrument	Maximum exposure to credit risk	Fair value of collateral						Total collateral	Net exposure	Associated ECL
		Pledges on time deposits	Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Pledges on personal property	Other
Loans and other financing	1,898,351,483	5,893,066	89,424,023	123,927,242	28,063,859	10,229,714	313,741,673	571,279,577	1,327,071,906	34,262,639
Loans commitment	2,105,872,032	406,807		191,061	20,294	1,172,493	10,826,341	12,616,996	2,093,255,036	2,403,512
Other financial assets	166,688,096								166,688,096	283,507
Other debt securities at amortized cost	1,867,184,144								1,867,184,144	1,043,200
Other debt securities at fair value through OCI	429,468,486								429,468,486	90,939

Total	6,467,564,241	6,299,873	89,424,023	124,118,303	28,084,153	11,402,207	324,568,014	583,896,573	5,883,667,668	38,083,797

10
7

BANCO MACRO SA AND ITS SUBSIDIARIES

•	Guarantees received for the portfolio in Stage 3
The following table shows the amounts of guarantees for the portfolio in Stage 3 as of December 31, 2022.

Class of financial instrument	Maximum exposure to credit risk	Fair value of collateral					Total collateral	Net exposure	Associated ECL
		Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Pledges on personal property	Other
Loans and other financing	15,608,256		3,376,576	265,709	81,197	1,075,203	4,798,685	10,809,571	10,768,998

Total	15,608,256		3,376,576	265,709	81,197	1,075,203	4,798,685	10,809,571	10,768,998

Credit Risk
Different methodologies are used to calculate economic capital for Credit Risk (regulatory), depending on the size of the credit exposure.
In those exposures considered significant, the economic capital is calculated through a Montecarlo Simulation Process and allocated using the Covariance Methodology.
The Montecarlo Simulation Process consists in generation of different losses scenarios. Each scenario represents a possible value of loss distribution. Calculating the difference between 99% percentile –unexpected loss– and the average value –expected loss– of such distribution, the economic capital is obtained.
For each scenario, the following parameters -exogenous to the simulation model- are taken as given: parameters of probability of default (“probability of default” or PD), loss given default (“loss given default” or LGD) and exposure values (“exposure at default” or EAD).
Additionally, a factor is incorporated –amplification or contraction of the debtor’s individual PD– that reflects the volatility of defaults by clients in a certain sector of activity (combination of economic activity and/or geographical area where activity is carried out) and the correlation between defaults of clients from different sectors of activity.
The advantage of this methodology is that it incorporates the effect of the concentration of exposures at the debtor level and at the portfolio level.
In those exposures considered not significant, the economic capital requirement is obtained using the Vasicek Model, as present in the final Basel II (2004) document.
In the case of significant wholesale exposures, the Economic Capital by credit risk of each exposure can be decomposed into three risk factors inherent to each exposure:

•
Economic Capital by individual concentration risk: refers to the exacerbation in the magnitude of economic capital derived from the existence of concentration in terms of exposure to a particular client.

•
Economic Capital by risk of sectoral concentration: represents the exacerbation in the magnitude of economic capital generated from the existence of concentration of exposures in the same sector of economic activity.

•	Economic Capital by systemic risk: fraction of capital that would be obtained if the portfolio is diversified both at the sectoral and individual level. It represents non-diversifiable risk.
The Economic Capital by individual concentration risk is defined as the quotient between the variance of the client’s simulated loss and the variance of the total simulated loss.
The Economic Capital by sector concentration risk represents the exacerbation in the magnitude of the covariance between the loss of a certain client and the loss of the portfolio due to not having a diversified portfolio and is expressed as a proportion with respect to the variance of the total loss.
Finally, the Economic Capital by systemic risk is calculated as the remaining capital once the individual concentration risk and sector risk components have been subtracted.

10
8

BANCO MACRO SA AND ITS SUBSIDIARIES

Additionally, a concentration surcharge is considered for non-significant retail and wholesale positions that is supported by Vasicek’s formulations. The individual concentration surcharge is calculated as an additional amount on the capital requirements of the aforementioned positions using a coefficient α that, depending on the Herfindahl index (HHI) of the same portfolio and the probability of default (PD) of the accredited entities that form it, takes a certain value.
Counterparty Risk
To calculate the Economic Capital by Counterparty Credit Risk, a simulation model is applied, which reflects the impact of the interdependence between counterparties with similar characteristics.
For this risk, it is necessary to define the EAD of each type of operation. This parameter is necessary for the calculation of the Capital to be allocated. Once the EADs associated with the operations that generate Counterparty Risk are obtained, these values are added at the client level and added to the EADs at the client level generated by traditional credit operations. This vector of EADs at the client level is what is considered for the calculation of Economic Capital by Credit Risk.
Securitization Risk
The debt securities represent collection rights on the assets of the trust, under the conditions established in the prospectus and/or constitutive contract. There may be different types of debt securities with different collection preferences and conditions.
A debt security generates exposure to Credit Risk and exposure to Interest Rate Risk, in the same way as a traditional credit operation does. The calculation and allocation methodologies of Economic Capital for this type of operations, it consists of including operations within the portfolios for which Economic Capital by Credit Risk and Interest Rate Risk are calculated and allocating a portion of the capital calculated based on the incidence of the potential losses that such operations could generate in the total losses of the portfolio.

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

10
9

BANCO MACRO SA AND ITS SUBSIDIARIES

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
The following table shows the liquidity ratios during the fiscal years 2023 and 2022, which arise from dividing net liquid assets, made up of cash and cash equivalents, by total deposits.

	2023	2022
December, 31	109.94%	93.65%
Average	97.50%	93.59%
Max	109.94%	95.25%
Min	92.56%	92.45%
The tables below summarize the maturity of the contractual cash flows of loans and other financing, before ECL, including interest and charges to be accrued until maturity of the contract as of December 31, 2023 and 2022:

Item	As of December 31, 2023

	Matured	Remaining terms to maturity						Total

		Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months
Non-financial government sector	108	3,150,956	1,417,310	109,219	182,011	210,063		5,069,667
Financial sector		7,775,676	373,548	2,612,404	3,920,838	2,168,224	850,415	17,701,105
Non-financial private sector and foreign residents	15,730,157	989,258,431	375,375,501	352,509,913	388,068,737	327,216,008	335,755,316	2,783,914,063

Total	15,730,265	1,000,185,063	377,166,359	355,231,536	392,171,586	329,594,295	336,605,731	2,806,684,835

Item	As of December 31, 2022

	Matured	Remaining terms to maturity						Total

		Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months
Non-financial government sector	336	4,217,929	1,789,856	323,992	582,295	911,524	538,439	8,364,371
Financial sector		152,957	206,005	1,739,788	633,749	952,101	290,873	3,975,473
Non-financial private sector and foreign residents	10,835,887	817,855,731	226,594,227	275,400,478	348,304,536	372,982,040	472,081,999	2,524,054,898

Total	10,836,223	822,226,617	228,590,088	277,464,258	349,520,580	374,845,665	472,911,311	2,536,394,742

1
10

BANCO MACRO SA AND ITS SUBSIDIARIES

Additionally, the tables below disclose the maturity of the contractual future cash flows of the financial liabilities, including interest and charges to be accrued until maturity of the contracts, as of December 31, 2023 and 2022:

Item	As of December 31, 2023
	Remaining terms to maturity						Total
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months
Deposits	3,096,512,411	186,285,623	139,588,945	65,882,129	1,310,175	14,738	3,489,594,021
From the non-financial government sector	182,614,696	6,107,881	5,078,026		1,697		193,802,300
From the financial sector	20,185,431						20,185,431
From the non-financial private sector and foreign residents	2,893,712,284	180,177,742	134,510,919	65,882,129	1,308,478	14,738	3,275,606,290
Liabilities at fair value through profit or loss	13,825,475						13,825,475
Derivative instruments	410,723	1,405,243	130,385	891,528			2,837,879
Repo transactions	23,664,841	8	2,378	7,029			23,674,256
Other financial institutions	23,664,841	8	2,378	7,029			23,674,256
Other financial liabilities	352,503,055	1,384,406	1,685,885	2,793,312	4,399,200	12,734,841	375,500,699
Financing received from the Central Bank of Argentina and other financial institutions	9,258,476	3,697,429	2,484,611	2,110,822	2,207,776	62,037	19,821,151
Issued corporate bonds		85,286	14,168,145	41,843,822	5,579,897		61,677,150
Subordinated corporate bonds			10,716,441	10,716,441	21,432,883	344,071,493	386,937,258

Total	3,496,174,981	192,857,995	168,776,790	124,245,083	34,929,931	356,883,109	4,373,867,889

1
11

BANCO MACRO SA AND ITS SUBSIDIARIES

Item	As of December 31, 2022
	Remaining terms to maturity						Total
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months
Deposits	3,695,887,040	353,567,988	61,513,880	5,923,453	38,288	114,723	4,117,045,372
From the non-financial government sector	335,668,445	10,541,024	3,175,414	14,004			349,398,887
From the financial sector	5,148,961						5,148,961
From the non-financial private sector and foreign residents	3,355,069,634	343,026,964	58,338,466	5,909,449	38,288	114,723	3,762,497,524
Liabilities at fair value through profit or loss	1,638,088						1,638,088
Derivative instruments	5,339	2,043					7,382
Other financial liabilities	407,237,180	1,327,475	1,205,372	2,293,536	3,816,681	8,815,941	424,696,185
Financing received from the Central Bank of Argentina and other financial institutions	910,500	1,611,404	5,035,125	140,037			7,697,066
Issued corporate bonds		31,060	30,048	62,120	8,560,157		8,683,385
Subordinated corporate bonds			7,316,628	7,316,628	14,633,254	249,547,294	278,813,804

Total	4,105,678,147	356,539,970	75,101,053	15,735,774	27,048,380	258,477,958	4,838,581,282

52.3	Market Risk
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

11
2

BANCO MACRO SA AND ITS SUBSIDIARIES

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
It is noteworthy that the use of that approach does not avoid losses beyond those limits in the event of the most significant market changes.
As of December 31, 2023 and 2022, the Bank’s economic capital by type of risk is as follows:

Economic capital (EC – in millions)	12/31/2023	12/31/2022
Interest rate risk	29,487	12,656
Currency exchange rate risk	23,116	10,687
Price risk	15,167	12,362

52.5	Foreign Currency Exchange Rate Risk
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

11
3

BANCO MACRO SA AND ITS SUBSIDIARIES

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
The Entity has a methodology for Economic Capital calculation for operational risk.
The Economic Capital for operational risk will arise from a simulation engine, which will produce a distribution of total losses for operational risk.
In this manner, the Economic Capital can be arrived at, which is calculated from the resulting difference between the Maximum Loss (associated with a 99.9% confidence level) and the Expected Loss of said distribution.
Taking into account that the Holding Period is the time it takes to change the risk profile of the portfolio, in the case of Operational Risk this concept is very variable, since it depends on each risk (for example, it does not take the same in taking out insurance than in improving processes to avoid fraud by third parties with retirees). In this sense, one year will be taken as the evaluation period, respecting normal market practice.
Furthermore, this methodology contemplates the allocation of economic capital to different risks, considering the concentration effect of processes in one or more suppliers.

11
4

BANCO MACRO SA AND ITS SUBSIDIARIES

The capital calculation under this methodology contemplates:

•	Analyze the inputs to be used in the simulation engine:

•	Event database

•	Self-assessment questionnaire
It should be noted that the event base and the self-assessment questionnaires represent empirical information (objective and subjective, respectively), and therefore, for the purposes of building the simulation engine, they must be re-expressed in theoretical terms (distributions of probability) that allow these simulations to be carried out.

•	Make a credibility analysis with the objective of combining the information from the event base with the self-assessment questionnaires.
The basic idea of the model is to combine information of different natures: objective and subjective. The more reliable the objective source information is, the greater its weighting will be, to the detriment of subjective source information.

•	Build a simulation engine that allows generating the distribution of total losses from operational risk.
The combined parameters are obtained from different bases. These parameters allow generating a simulation process of total losses.
The methodology for calculating economic capital for Operational Risk is supported by a methodological document which establishes the procedures in order to carry out the abovementioned tasks.
This document contains the methodology that bases the guidelines adopted for the construction of the Economic Capital calculation engine for Operational Risk and the calculation that details the application of inputs and results obtained from the run of the Economic Capital calculation engine for Operational Risk.

53.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT AND FINANCIAL AND CAPITAL MARKETS
In the last years, the Argentine financial market has observed a prolonged period of volatility in the market prices
of public and private financial instruments, including a high level of country risk, an increase in the official exchange rate between the Argentine peso and the US dollar, an increase in interest rates and a significant acceleration of the inflation rate (see Note 3. section “unit of measurement”).
Particularly, related to the price of the US dollar, since the end of 2019 the gap between the official price of the US dollar -used mainly for foreign trade- and alternative market values began to widen significantly, having reached maximum peaks close to 200%. As of the date of issuance of these Financial Statements, the aforementioned gap amounts to approximately 18%.
Regarding the administration of the national public debt, a restructuring process has been observed, including various voluntary exchanges and agreements reached regarding debts with the Paris Club and the International Monetary Fund.
In this context, on December 10, 2023, the new authorities of the Argentine national government took office and issued a series of emergency measures. Among the main objectives, among other relevant issues, is a regulatory flexibility in economic matters, reduction of the fiscal deficit mainly through a reduction in spending, including reduction of different types of subsidies. Likewise, there was a devaluation of the Argentine peso close to 55% against to the US dollar
 (going the price of the US dollar from Ps. 366.50 to Ps. 799.95 on December 13, 2023), which has generated an acceleration of the inflation rate, with interannual inflation measured from the national CPI published by INDEC being 288% at the date of issue of these consolidated Financial Statements.
The comprehensive program pursued by the new national government includes reforms in the economy, justice, foreign relations, infrastructure and others. On December 20, 2023, through Decree of Necessity and Urgency No. 70/2023, a significant number of reforms were established, regarding which different actors presented various protections or unconstitutionality requests to Justice to stop their application.
In addition, the local and international macroeconomic context generates certain degree of uncertainty regarding its future progress, considering the level of the global economic recovery.

11
5

BANCO MACRO SA AND ITS SUBSIDIARIES

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

11
6