Form 20-F
period 2024-12-31
Macro Bank Inc.
filed 2025-04-21
CIK 1347426

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of the event requiring this shell company report:

For the transition period from

to

Commission file number:
001-32827

BANCO MACRO S.A.
(Exact name of Registrant as specified in its charter)

Macro Bank Inc.
(Translation of registrant’s name into English)
Republic of Argentina
(Jurisdiction of incorporation or organization)
Avenida Eduardo Madero 1182
C1106ACY City of Buenos Aires
Argentina
(Address of registrant’s principal executive offices)
Jorge Francisco Scarinci Chief Financial Officer Banco Macro S.A.
Avenida Eduardo Madero 1172, 24th Floor
C1106ACY City of Buenos Aires
Argentina
Telephone: +54 11 5222 6730
Email: jorgescarinci@macro.com.ar
(Name, telephone,
e-mail
and/or facsimile member and address of company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares Class B ordinary shares, par value Ps. 1.00 per share	BMA BMA	New York Stock Exchange New York Stock Exchange(*)

(*)	Ordinary shares of Banco Macro S.A. are not listed for trading but only in connection with the registration of American Depositary Shares which are evidenced by American Depositary Receipts.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Ordinary Shares

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock
as of the close of business covered by the annual report.
11,235,670 Class A ordinary shares, par value Ps. 1.00 per share
628,177,738 Class B ordinary shares, par value Ps. 1.00 per share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☒ Yes      ☐ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes      ☒ No
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
☒ Yes      ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
☒ Yes      ☐ No
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
§240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.
☐  Item 17     ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act).
☐ Yes     ☒ No
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by the court.
☐ Yes     ☐ No
Auditor firm Id: PCAOB ID: 1449 Auditor Name: Pistrelli, Henry Martin y Asociados S.A. (member of Ernst & Young Global Limited) Auditor location: City of Buenos Aires, Argentina.
Please send copies of notices and communications from the Securities and Exchange Commission to:

Matthew S. Poulter Emilio Minvielle Linklaters LLP 1290 Avenue of the Americas New York, NY 10104	Hugo N. L. Bruzone Bruchou & Funes de Rioja Ing. Butty 275, 12th Floor C1001AFA–Buenos Aires Argentina

PART I

INTRODUCTORY NOTE AND PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Certain Defined Terms

In this annual report, we use the terms “the registrant,” “we,” “us,” “our” the “Bank” to refer to Banco Macro S.A. and its subsidiaries, on a consolidated basis. References to “Banco Macro” refer to Banco Macro S.A. on an individual basis. References to “Class B shares” refer to shares of our Class B common shares and references to “ADSs” refer to American depositary shares representing our Class B common shares, except where otherwise indicated by the context.

The term “Argentina” refers to the Republic of Argentina. The terms “Argentine government” or the “government” or the “Federal government” refer to the federal government of Argentina, the term “Argentine Congress” refers to the Argentine National Congress, the legislative branch of the government of Argentina. The term “Central Bank” or “BCRA” refers to the Banco Central de la República Argentina, or the Argentine Central Bank, the term “Superintendency” refers to the Superintendencia de Entidades Financieras y Cambiarias or the Superintendency of Financial and Exchange Entities, the term “CNV” refers to the Comisión Nacional de Valores, or the Argentine Securities Commission, the term “UIF” refers to the Unidad de Información Financiera or Financial Information Unit, the term “BYMA” refers to Bolsas y Mercados Argentinos S.A., or the Buenos Aires Stock Exchange, the term “A3 Mercados” refers to A3 Mercados S.A. (formerly Mercado Abierto Electrónico S.A., known as “MAE”), the term “NYSE” refers to the New York Stock Exchange, the term “IGJ” refers to the Inspección General de Justicia, or Public Registry of Buenos Aires and the term “ANSES” refers to the Administración Nacional de la Seguridad Social or National Social Security Agency. The term “SMEs” refers to Pequeñas y Medianas Empresas or small- and medium-sized companies.

The terms “U.S. dollar” and “U.S. dollars” and the symbol “U.S.$” refer to the legal currency of the United States. The terms “Peso” and “Pesos” and the symbol “Ps.” refer to the legal currency of Argentina. “Billion” refers to the number 1,000,000,000 and “Trillion” refers to the number 1,000,000,000,000. “Central Bank Rules” refers to the accounting and other regulations of the Central Bank. “IFRS” refers to the IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).

The term “GDP” refers to gross domestic product and all references in this annual report to GDP growth are to real GDP growth. The term “INDEC” refers to the National Statistics Institute (Instituto Nacional de Estadísticas y Censos). The term “CER,” or benchmark stabilization coefficient, is an index issued by the Argentine government which is used to adjust value of credits and deposits. Pursuant to Resolution No. 203/2016 from the former Ministry of Economy and Finance, as of June 2016, the Consumer Price Index (Índice de Precios al Consumidor) (“IPC”) currently in force and used to adjust the CER. The term “UVI” means Unidad de Vivienda, it represents the cost of construction of one thousandth square meter of housing. The term “UVA” means Unidad de Valor Adquisitivo, an index determined by the Central Bank, reflecting the variation of one-thousandth of the average value of a square meter built for housing in Argentina (such that 1,000 UVAs are equivalent to one square meter). This value was initially set at Ps.14.05 and is updated daily based on the variation in the CER since March 31, 2016.

Presentation of Certain Financial and Other Information

Our consolidated financial statements included in this annual report have been prepared in accordance with IFRS Accounting Standards as issued by the IASB.

Our consolidated financial statements as of December 31, 2024, and the corresponding figures for the previous fiscal years have been restated for the changes in the general purchasing power of our functional currency (Pesos) as established by IAS 29. As a result, those consolidated financial statements are stated in terms of the current measuring unit at the end of the reporting period (December 31, 2024), except otherwise indicated. The inflation rate was 117.8%, 211.4% and 94.8% for the fiscal years ended on December 31, 2024, 2023 and 2022 respectively.

Solely for the convenience of the reader, the reference exchange rate for U.S. dollars as of December 31, 2024, as reported by the Central Bank was Ps. 1,032.50 to U.S.$1.00.

The accompanying consolidated financial statements include our financial statements, as of December 31, 2024, and of the following controlled entities:

•	Macro Bank Limited;

•	Macro Securities S.A.U. (“Macro Securities”);

•	Macro Fiducia S.A.U. (“Macro Fiducia”);

•	Macro Fondos S.G.F.C.I. S.A. (“Macro Fondos”);

•	Argenpay S.A.U.;

•	Fintech SGR;

•	Macro Agro S.A.U. (formerly known as Comercio Interior S.A.U.) (consolidated since May 2023, as we acquired control on such date);

•	BMA Asset Management S.A. (formerly known as Itaú Asset Management S.A.) (consolidated since November 2023, as we acquired control on such date); and

•	BMA Valores S.A. (formerly known as Banco Itaú Valores S.A.) (consolidated since November 2023, as we acquired control on such date).

IFRS Accounting Standards differs in certain aspects from Central Bank Rules. As a result, our financial information presented under IFRS is not directly comparable to our financial information presented under Central Bank Rules. Accordingly, readers should exercise caution when making any comparison.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains certain statements that we consider to be “forward-looking statements.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward- looking statements, including, among other things:

•	changes in local, regional and national general economic, business, political, legal, social or other conditions in Argentina, elsewhere in Latin America and worldwide;

•

developments in other countries, such as the conflict between Russia and Ukraine, the conflict between Hamas and Israel, supply chain disruptions, changes in monetary policies in the United States and Europe, and the slowdown in the economic activities in China, that impact conditions in Argentina;

•	effects of the global financial markets and economic crisis;

•	the impact of tariffs, trade barriers and other restrictions imposed on global trade;

•

changes in capital markets in general that may affect policies or attitudes toward lending to Argentina or Argentine companies, including expected or unexpected volatility in domestic or international financial markets;

•

financial difficulties of the Argentine government, including fluctuations and declines in the value of Argentine public debt and the ability (or inability) of the Argentine government to restructure or rollover its outstanding debt that is held by international credit agencies or lenders;

•	inflation and interest rates fluctuations in Argentina;

•	changes in interest rates and the cost of deposits which may, among others, adversely affect financial margins;

•	fluctuations and declines in the exchange rate of the Peso;

•	exchange controls, restrictions on transfers abroad and restrictions on capital inflows and outflows;

•	governmental interventions and changes in regulations applicable to financial institutions, including tax regulations and changes in, or failures to comply with, banking or other regulations;

•	adverse legal or regulatory disputes or proceedings;

•	credit and other risks of lending, such as increases in defaults by borrowers and other delinquencies;

•	increase in the provisions for loan losses;

•	a change in the credit cycle, increased borrower defaults and/or a decrease in the fees charged to clients;

•	decrease in deposits, customers loss and revenue losses;

•	increased competition in banking, financial services, credit card services, insurance, asset management, mutual funds and related industries and the loss of market share;

•	cost and availability of funding;

•	technological changes, changes in consumer spending and saving habits, and inability to implement new technologies; and

•	the risk factors discussed under Item 3.D “Risk Factors.”

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

Sections of this annual report that by their nature contain forward-looking statements include, but are not limited to, “Item 3. Key Information,” “Item 4. Information on the Bank,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosure About Market Risk.”

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

Information provided by the Central Bank of Argentina and/or the INDEC and the information included in this section has been prepared in accordance with a methodology that may not necessarily follow the methodology used for the preparation of our consolidated financial statements included in this annual report (e.g. has not been adjusted for inflation), and as a result may not be comparable.

Summary Risk Factors

Below is a summary of the principal risks and uncertainties we face, organized under relevant headings. These risks are discussed more fully below.

Risks related to Argentina include:

We are subject to the following risks in respect of Argentina:

•	the Argentine economy could be adversely affected by the economic, social and political measures adopted by the Argentine government;

•	the Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high inflation, and currency devaluation;

•	the Argentine economy could be adversely affected by economic, political and geopolitical developments in other countries;

•	Argentina’s ability to obtain financing from international markets may be limited or costly, which may impair its ability to implement reforms and public policies and foster economic growth;

•

Argentina is subject to litigation by foreign shareholders of Argentine companies and holders of Argentina’s defaulted bonds, which have resulted and may result in adverse judgments or injunctions against Argentina’s assets and limit its financial resources;

•	exchange controls and capital inflow and outflow restrictions have limited, and could continue to limit, the availability of international credit and may adversely affect the Argentine economy;

•	significant devaluation of the Peso against the U.S. dollar may adversely affect the Argentine economy;

•	high inflation levels could have adverse long-term consequences for the Argentine economy;

•	high public expenditure could result in long lasting adverse consequences for the Argentine economy;

•	failure to adequately address actual and perceived risks of institutional deterioration may adversely affect Argentina’s economy and financial condition;

•	an outbreak of a new pandemic may have material adverse consequences on the Argentine economy; and

•	climate change-related risks may adversely affect Argentina’s economy.

Risks related to the Argentine financial system

We are subject to the following risks in respect of the Argentine financial system:

•	the growth and profitability of Argentina’s financial system depends on the growth of the long-term credit market;

•	the stability of the financial system depends upon the ability of financial institutions, including us, to retain the confidence of depositors;

•	the asset quality of financial institutions could be deteriorated if the Argentine private sector is affected by economic events in Argentina or international macroeconomic conditions;

•	reduced spreads between interest rates received on loans and those paid on deposits, without corresponding increases in lending volumes, could adversely affect the financial system;

•	the application of the Consumer Protection Law may prevent or limit the collection of payments with respect to services rendered by financial institutions;

•	class actions against financial entities for an indeterminate amount may adversely affect the profitability of the financial system;

•	governmental measures and the regulatory framework applicable to financial entities could have a material adverse effect on their operations;

•	certain changes to services and commissions charged by financial entities on debit and credit card sales may affect Argentine financial institutions;

•	increased operating costs may affect the Argentine financial institutions results of operations;

•

Argentine financial institutions, including us, continue to have significant exposure to public sector debt, and its repayment or refinancing capacity, which in periods of uncertainty may negatively affect their results of operations;

•	enforcement of creditors’ rights in Argentina may be limited, costly and lengthy; and

•	exposure to multiple federal, provincial and/or municipal legislation and regulations could adversely affect financial entities’ results.

Risks related to us

We are subject to the following risks in respect of our business:

•	our target market may be the most adversely affected by economic recessions.

•	significant shareholders have the ability to direct our business, and their interests could conflict with yours.

•	we will continue to consider acquisition opportunities, which may not be successful.

•

our estimates and established reserves for credit risk and potential credit losses may prove to be inaccurate and/or insufficient, which may materially and adversely affect our financial condition and results of operations.

•	changes in market conditions, and any risks associated therewith, could materially and adversely affect our financial condition and results of operations.

•	increased competition and consolidation in the banking system, and a changing business model, could limit our growth or continue to reduce spreads and adversely affect our results of operations.

•	cybersecurity events could negatively affect our reputation, our financial condition and our results of operations.

•	our business is highly dependent on properly functioning information technology systems and improvements to such systems.

•	an increase in fraud or transactions errors may adversely affect us.

•	liquidity issues could arise that may adversely affect our business.

•	we may be exposed to compliance risks; and

•	increased attention to environmental, social and governance (“ESG”) matters may impact our business.

Risks related to our Class B shares and the ADSs

We are subject to the following risks in respect of our Class B shares and the ADSs:

•	holders of our Class B shares and the ADSs may not receive any dividends;

•	holders of our Class B shares and the ADSs located in the United States may not be able to exercise preemptive rights;

•	we are traded on more than one market, which may result in price variations and investors may not be able to easily transfer shares for trading between such markets;

•	our shareholders may be subject to liability for certain votes of their securities;

•	payments on Class B shares or ADSs may be subject to FATCA withholding; and

•	we are organized under the laws of Argentina and holders of the ADSs may find it difficult to enforce civil liabilities against us, our directors, officers and certain experts.

Risks related to Argentina

The Argentine economy could be adversely affected by the economic, social and political measures adopted by the Argentine government.

Substantially all of our operations, properties and customers are located in Argentina and, as a result, our business is to a large extent dependent upon macroeconomic, political, regulatory and social conditions prevailing in Argentina, including but not limited to, the following: (i) international demand and prices for Argentina’s commodity exports; (ii) competitiveness and efficiency of domestic industries and services; (iii) stability and competitiveness of the Peso against foreign currencies; (iv) foreign and domestic investment and financing; (v) level of foreign exchange reserves in the Central Bank which may cause abrupt changes in currency values and exchange and capital control regulations; (vi) interest rates, inflation, wage and price controls; (vii) labor disputes and work stoppages; (viii) the level of expenditure by the Argentine government and its ability to sustain fiscal balance; (ix) changes in economic or fiscal policies implemented by the Argentine government; and (x) the level of unemployment, political instability and social tensions.

Furthermore, the Argentine economy is particularly susceptible to fluctuations in the local political landscape. On December 10, 2023, Javier Milei took office as President of Argentina and pledged to implement significant economic reforms. Following President Milei’s inauguration, the Argentine Executive Branch enacted Decree No. 70/2023, which outlines a series of measures aimed at reducing the size of the public administration and public expenses, as well as loosening regulation. On June 28, 2024, the Argentine Congress passed the Ley de Bases, which formally declared a state of public emergency in administrative, economic, financial and energy matters for a period of one year. During this time, it also grants the Argentine Executive Branch certain legislative powers. The Ley de Bases also implements legal, institutional, and tax reforms affecting various sectors of the economy.

As part of these broader changes, the Milei administration implemented major economic policies in 2024, including reductions in public subsidies, tariff hikes, and policies aimed at controlling inflation and fiscal deficits. While the current administration has achieved both fiscal and financial surpluses, there is no guarantee that these will be sustained. See “—High public expenditure could result in long lasting adverse consequences for the Argentine economy.”

In addition, President Milei called on governors and leaders of the main political parties to set aside personal interests and convene in the province of Córdoba on May 25, 2024, to sign a new social contract, called the “May Pact” (Pacto de Mayo). This agreement establishes ten guiding principles for Argentina’s proposed economic order. These are: (i) the inviolability of private property, (ii) non-negotiable fiscal balance; (iii) the reduction of public expenditure; (iv) a tax reform that reduces fiscal pressure over the Argentine population; (v) a federal tax reform; (vi) the provinces’ commitment for purposes of natural resources exploitation; (vii) a labor reform; (viii) a reform to the retirement system; (ix) a political structural reform; and (x) the opening of international trade in a way that Argentina becomes once again a protagonist in the global market. The Pacto de Mayo was ultimately signed on July 9, 2024, by 18 governors, 2 former presidents, legislators, and sectoral representatives.

These measures are expected to have a significant impact on the economy, with potential effects on currency stability, purchasing power, and social dynamics, all of which will continue to influence the Argentine economy and our business, results of operations, and overall financial condition.

Additionally, the Argentine economy remains highly sensitive to political developments in Argentina. The composition of Congress will determine the ability of the Executive Branch to implement its agenda. Since the current administration took office, the small representation La Libertad Avanza has in the Argentine Congress limited its ability to promote laws, having to negotiate with the opposition different points on each bill to obtain their support. At the same time, certain circumstances led the opposition to join forces and promote laws that the administration had previously publicly rejected. Examples of these are, on one hand, the enactment of the Ley de Bases in July 2024, which counted with votes from different parties across the political spectrum, and the approval by the opposition of the amendment to the retirement and pension legislation, which was rejected by President Milei’s administration, on the other.

Legislative elections take place every two years, leading to a partial renewal of both chambers of Congress, and the next legislative election is scheduled for October 2025. The outcome of these mid-term elections could result in changes to government policies that may affect our business. However, we cannot predict if or when such changes will occur, nor can we accurately assess their potential impact on our operations.

We cannot anticipate the social, political, or economic impact of the measures announced and implemented by the government to date, as well as any future measures, or the effects of the ambitious deregulation framework set forth in Decree 70/2023, the Ley de Bases, and the Fiscal Reform. These measures could have a material impact on the Bank’s business, financial condition, and operating results.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high inflation, and currency devaluation.

If economic conditions in Argentina deteriorate, inflation accelerates, or the Argentine government’s measures to attract and retain foreign investment and international financing prove unsuccessful, Argentina’s economic growth could be adversely affected, impacting our business, results of operations and financial condition.

In the past, the Argentine government has implemented measures to monitor and control the prices of the most relevant goods and services in an effort to curb inflation. However, President Milei’s administration has shifted its macroeconomic approach to focus on eliminating the federal government’s fiscal deficit and substantially reducing monetary issuance.

High inflation rates weaken the competitiveness of Argentina’s goods and services in the international markets, negatively impact employment, consumption, and economic activity, and undermine the confidence in Argentina’s banking system. This, in turn, could further limit the access to domestic and international credit by local companies and affect political stability. While inflation is declining, it remains a persistent challenge. Argentina’s structural inflationary imbalances remain critical and could raise the current inflation levels, adversely affecting Argentina’s economy and financial condition. Inflation can also lead to an increase in Argentina’s debt.

Furthermore, on June 28, 2024, the Lower House of the Argentine Congress passed the Law No. 27,743 (the “Fiscal Reform”), successfully reinstating provisions on income tax and personal assets, previously rejected by the Senate. The Fiscal Reform introduced key tax measures, including a tax regularization regime with partial remission of interest and penalties, an asset disclosure program subject to a progressive special tax, and the repeal of the Tax on the Transfer of Real Estate for transactions before 2018. The law also modifies the simplified tax regime for small taxpayers, mandates VAT transparency in consumer prices, exempts small taxpayers from withholding tax on electronic collections, and increases provincial mining royalties from three to five percent. The Fiscal Reform was enacted and took effect on July 8, 2024.

On the international front, in mid-February of this year, President Milei announced Argentina’s possible withdrawal from the Paris Agreement and the World Health Organization (WHO). This could adversely affect Argentina’s international image and in turn its economy, which consequently affects our business, financial condition and results of operations.

The potential social, political, and economic impact of the measures adopted by Argentine government—including the shift in macroeconomic policy, the implementation of the Fiscal Reform, and recent announcements on the international front—is difficult to predict. While inflation has shown signs of decline, structural imbalances persist and could undermine the government’s stabilization efforts. In addition, uncertainty regarding Argentina’s international positioning could further impact investor confidence and economic performance. These developments, individually or collectively, could adversely affect Argentina’s economy and, consequently, our business, financial condition and results of operations.

The Argentine economy could be adversely affected by economic, political and geopolitical developments in other countries.

Argentina’s economy remains vulnerable to external shocks that could be caused by a variety of adverse regional or global developments. This includes global economic instability driven by uncertainty about trade policies, the economic conditions in Argentina’s major trading partners (including Brazil, the European Union, China and the United States), and geopolitical tensions. The geopolitical conflicts, notably the ongoing dispute between Russia and Ukraine, and between Israel and Hamas in the Gaza Strip, contribute to this instability by causing heightened inflation, supply chain disruptions, interest rate increases, market volatility, and impacts on commodity prices, particularly crude oil and gas. These conflicts could further slow the global economy and affect the payment capacity of our customers, especially those with exposure to the Russian or Ukrainian markets.

In October 2023, the Israeli-Palestinian conflict intensified as Hamas, which has controlled the Gaza Strip for over 15 years, infiltrated the militarized border into Israel. This incursion led to swift Israeli military responses, including the declaration of a state of war and the launch of Operation Iron Sword. The Israeli army mobilized to reinforce the borders, encircle the Gaza Strip, and search for Hamas terrorists within Israeli territory. The ongoing conflict between Israel and Hamas has already involved several jurisdictions (given that Israel has received attacks from Iran and from Hezbollah cells spread across the region), and has extended to the Red Sea, where increasing attacks on international shipping have caused concern due to their potential effect on supply chains and their subsequent economic impact. As of the date of this annual report, the conflict in the Middle East continues and it is not possible to anticipate what the consequences will be should it continue to escalate to a regional wide conflict.

The imposition of economic sanctions and trade restrictions against Russia by the United States, the European Union, the United Kingdom, and other major economies could lead to an increase in severity, resulting in raw material shortages, higher inflation levels, and supply chain interruptions. Interruptions in the global supply chain could affect various sectors, particularly energy, and create difficulties in local markets.

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

The Argentine economy may also be affected by conditions in developed economies, such as the United States, which are significant trading partners of Argentina or have an influence on international business cycles. If interest rates increase significantly in developed economies (which has occurred in recent years), including the United States, Argentina and its developing economy trading partners, such as Brazil, could find it more challenging and burdensome to borrow capital and refinance existing debt, which could adversely affect economic growth in those countries. Reduced growth in Argentina’s trading partners could have a material adverse effect on Argentina’s export markets and, in turn, adversely affect economic growth.

On January 20, 2025, Donald Trump was inaugurated for his second term as President of the United States. Changes in United States trade policies, notably the recent imposition of tariffs on imports from Canada, Mexico, and China, alongside potential international retaliations, present risks to global trade flows. These disruptions may lead to increased operational costs, impacting Argentina’s key international trade partners and, consequently, the Argentine economy. So far, Argentina and other Latin American countries have faced relatively low U.S. tariffs, applied uniformly across the region. Specifically, Argentina’s exports to the United States are now subject to a 10% tariff, up from the previous average of 1.5%. While this provides a comparative advantage over countries facing higher rates, it still results in meaningful additional costs for Argentine exports. In addition, the Argentine Government has held initial talks with the Office of the U.S. Trade Representative regarding a potential bilateral trade agreement that would set reciprocal tariffs at 0% for certain goods. However, these discussions are at an early stage and there is no assurance that they will lead to a formal agreement.

Additionally, geopolitical shifts stemming from these policies may heighten market instability, affecting Argentina’s economic performance, and, therefore, negatively affect us. Due to unpredictability around future trade policies, uncertainties persist regarding the extent of potential impacts on Argentina’s economy and the City’s financial condition. These external shocks could pose significant challenges to strategic planning and financial operations.

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

Over the past few years, Argentina has experienced financial distress, which has led to an increase in public debt. On January 28, 2022, the Argentine government and the International Monetary Fund (“IMF”) reached a consensus on pivotal policies as part of their ongoing discussions within the framework of an IMF-supported financing program. On March 17, 2022, the Argentine government approved an agreement with the IMF for a period of 30 months (the “IMF Agreement”) to refinance U.S.$44.0 billion in debt incurred between 2018 and 2019 under a stand-by agreement that was originally scheduled to be paid between 2021 and 2023. The IMF Agreement comprises ten quarterly reviews over a two-and-a-half-year period, with the objective of ensuring that the Argentine government complies with the targets set for each review period. Following each review, disbursements are made available. The repayment period for each disbursement is ten years, with a grace period of four and a half years, commencing in 2026 and concluding in 2034.

The program seeks to solve the problem of high inflation through the reduction of monetary financing of the fiscal deficit and a monetary policy framework that generates positive real interest rates; improve public finances through progressivity, efficiency, and tax compliance; and strengthen Argentina’s balance of payments through policies that stimulate reserve accumulation, net exports, and maintain a competitive real effective exchange rate.

On June 13, 2024, the IMF concluded its eighth review, after which the IMF disbursed approximately U.S.$800 million to the Argentine government to support economic recovery and rebuild fiscal and external reserves. As of the date of this annual report, the IMF has disbursed a total of over U.S.$41.4 billion to the Argentine government in accordance with the terms of the IMF Agreement.

On March 11, 2025, Decree No. 179/2025 was published, through which the Executive Branch approved a new Extended Fund Facility (“EFF”) to be entered into with the IMF for a 10-year term. The funds under this program will primarily be used to refinance liabilities, including non-transferable Treasury notes and outstanding amortization amounts under the existing EFF. On March 19, 2025, the House of Representatives approved Decree 179/25, thereby affirming its validity and eliminating the risk of revocation. Under the applicable legal framework, an emergency decree remains in force unless expressly rejected by both chambers of Congress.

On April 8, 2025, the International Monetary Fund (IMF) announced that it had reached a staff-level agreement with the Argentine authorities for a new Extended Fund Facility (EFF) arrangement for a total amount of approximately U.S.$20 billion. On April 11, 2025, the IMF Executive Board approved the program, also approving an immediate initial disbursement of U.S.$12 billion and an additional disbursement of U.S.$2 billion scheduled for June 2025. The agreement will mature in 10 years (with a grace period of four and a half years) and an interest rate of 5.63% per annum.

Additionally, on April 11, 2025, the World Bank and the Inter-American Development Bank approved the granting of financial assistance to Argentina under respective multi-year programs amounting to U.S.$ 12 billion (of which U.S.$ 1.5 billion will be deposited immediately) and U.S.$ 10 billion, respectively.

We cannot assure that the Argentine government will meet the targets of future IMF reviews. Moreover, we cannot assure that the IMF’s conditions will not affect Argentina’s ability to implement reforms and public policies and boost economic growth. We also cannot predict the impact of the implementation of the IMF Agreement on Argentina’s ability to access the international capital markets.

Despite the restructuring of Argentina’s public debt carried out between 2020 and 2023, international markets remain cautious with regards to Argentina’s debt sustainability and, as a result, country risk indicators (as measured by the Country Risk Index developed by MSCI) remain high. However, in 2024, Argentina saw a decrease in country risk and an improvement in its sovereign debt rating. While this improvement is a positive development, there can be no assurance that Argentina’s credit ratings will remain in place or otherwise be downgraded, suspended or cancelled. Any downgrade, suspension or cancellation of Argentina’s sovereign debt rating may have an adverse effect on the Argentine economy and our business.

Without renewed access to the financial markets, the Argentine government may not have the financial resources to drive growth. In addition, Argentina’s inability to obtain credit in international markets could have a direct impact on our ability to access those markets to finance our operations and growth, including the financing of capital expenditures, which would adversely affect our financial condition, results of operations and cash flows. In addition, we cannot predict the outcome of any future restructuring of Argentine sovereign debt. Any new event of default by the Argentine government could adversely affect repayment terms, as well as have a material adverse effect on the Argentine economy and, consequently, our business and results of operations.

Argentina is subject to litigation by foreign shareholders of Argentine companies and holders of Argentina’s defaulted bonds, which have resulted and may result in adverse judgments or injunctions against Argentina’s assets and limit its financial resources.

There are outstanding claims against the Argentine government submitted before the International Centre for Settlement of Investment Disputes (“ICSID”) which may entail new sanctions against the Argentine government, which in turn could have a substantially adverse effect on the Argentine government’s ability to implement reforms and to foster economic growth and to access credit or international capital markets. We cannot assure that in the future the Argentine government will not breach its obligations.

Litigation, as well as ICSID claims against the Argentine government, have resulted in material judgments and may result in further material judgments, and could result in attachment of or injunctions relating to assets of Argentina that the government intended for other uses. As of the date of this annual report, there are ongoing ICSID claims totaling over U.S.$2.5 billion, and any future material decisions or payments could further strain Argentina’s financial resources. As a consequence, the Argentine government may not have all the necessary financial resources to honor its obligations, implement reforms and foster growth, which could have a material adverse effect on Argentina’s economy, and consequently, our business, financial condition and results of operations.

In addition to the above, there are (i) two final UNCITRAL (United Nations Commission on International Trade Law) awards against Argentina for a total of U.S.$7.5 million, (ii) one ICC (International Chamber of Commerce) award for U.S.$67.1 million against Argentina pending annulment requested by Argentina, (iii) one ongoing UNCITRAL proceeding against Argentina for U.S.$11 million, and (iv) two suspended ICC proceedings with claims totaling U.S.$200.7 million. We cannot guarantee that in the future the Argentine government will not default on its obligations.

It is important to note the ruling in the lawsuit brought by Petersen and Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P. who filed opening briefs in support of cross-motions for summary judgment with respect to a claim of liability and damages against YPF S.A. (“YPF”) and Argentina. Plaintiffs requested the United States District Court for the Southern District of New York (the “District Court”) for summary judgment in their favor, while each of the defendants argued that they had no liability and should not indemnify the plaintiffs and requested the District Court for summary judgment in their favor and to dismiss all remaining claims against them.

In a decision rendered on March 31, 2023, the District Court granted YPF’s summary judgment motion and denied plaintiffs’ summary judgment motion as to YPF in its entirety. The District Court decided that YPF has no contractual liability and owes no damages to plaintiffs for breach of contract and, accordingly, dismissed plaintiffs’ claims against YPF. The District Court denied Argentina’s motion for summary judgment, and the proceeding continued between plaintiffs and Argentina. On September 15, 2023, a final judgement against Argentina was rendered, in which the District Court ordered that the plaintiffs shall recover on their claim for breach of contract from Argentina approximately U.S.$16 billion and, in accordance with the decision rendered on March 31, 2023, decided to dismiss plaintiffs’ claims against YPF. The plaintiffs then asked the District Court to order Argentina to deposit a guarantee equivalent to the full amount of the ruling with the court. Argentina asked for an extension to deposit such guarantees which was denied by the District Court. Additionally, Argentina is filling for an appeal of the final ruling. On October 18, 2023, the plaintiffs appealed the District Court’s final judgment

On February 22, 2024, the Argentine Government filed before the Second Circuit Court of Appeals in New York its arguments to initiate the appeal. The two main axes of the strategy, according to the brief, are aimed at challenging the fact that the case is being heard in the New York court, and at reviewing the millionaire amount of the indemnity established in the first instance ruling. On March 25, the plaintiffs filed reply to the appeal made by the Argentine government on February 22, challenging the decision that absolved YPF of any liability for the re-expropriation, thereby reintroducing YPF into the legal proceedings.

In November 2024, Burford Capital, the primary financier of the lawsuit, indicated its willingness to accept Argentine bonds as a form of payment instead of a cash settlement. Additionally, the U.S. Department of Justice considered intervening in the case, evaluating the possibility of submitting a statement of interest due to concerns about legal precedents that could impact U.S. companies.

Another significant development occurred when Judge Loretta Preska ordered Argentina to provide detailed information regarding its gold reserves and other state assets. This order was issued in response to requests from the plaintiffs, who seek to identify attachable assets to enforce the U.S.$16 billion ruling in their favor. In January 2025, Argentina agreed to disclose the requested information about its gold reserves by February 28, 2025, following the schedule established by Judge Preska.

Following this, another significant legal setback occurred as U.S. courts authorized the seizure of U.S.$300 million held in Federal Reserve accounts linked to Argentina’s Brady Bonds. This decision came after the U.S. Supreme Court rejected Argentina’s appeal, allowing bondholders to collect on Argentina’s sovereign assets abroad. Shortly thereafter, Judge Loretta Preska approved an additional U.S.$210 million seizure of Argentina’s sovereign assets, further increasing Argentina’s financial liabilities.

The Bank cannot assure that no new litigation will be filed against Argentina, nor that any such new cases will not affect Argentina’s economy and our business.

Exchange controls and capital inflow and outflow restrictions have limited, and could continue to limit, the availability of international credit and may adversely affect the Argentine economy.

In the last few years, the Argentine government and the Central Bank have implemented certain measures that control and restrict the ability of companies and individuals to access to the foreign exchange market to purchase foreign currency and to transfer it abroad, in order to contain the decrease in the level of international reserves held by the Central Bank. Those measures include, among others: (i) restricting access to the Argentine foreign exchange market for the purchase or transfer of foreign currency abroad for any purpose, including the payment of dividends to interested non-residents; (ii) restricting the acquisition of any foreign currency to be held as cash in Argentina; (iii) requiring exporters to repatriate and settle in Pesos, in the local exchange market, all the proceeds of their exports of goods and services; (iv) limitations on repayment of foreign debt and to the transfer of securities into and from Argentina; (v) implementing taxes on certain transactions involving the acquisition of foreign currency; and (vi) restricting access (including, but not limited to, in connection with the term for making such payments) to the currency exchange market to pay for imports of goods and services. In the past, the Central Bank established certain additional restrictions such as establishing certain mandatory refinancing of U.S. Dollar-denominated debt. For further information, see “Item 10.D. Exchange Controls.”

On April 11, 2025, the Argentine government announced measures to loosen regulations concerning access to the foreign exchange market. These measures include: (i) the establishment of floating bands for the dollar exchange rate, allowing it to fluctuate between Ps. 1,000 and Ps. 1,400, with limits expanding at a rate of 1% per month; (ii) the elimination of the Export Increase Program which previously required 80% of exports to settle through the foreign exchange market and 20% through the financial market (also known as “Dollar Blend”); (iii) the elimination of foreign exchange restrictions for individuals, including the monthly U.S.$200 limit and restrictions on those who received pandemic-era government assistance, subsidies, public employment, or similar measures, as well as cross-restrictions under Communication “A” 7340. Additionally, the ARCA will remove the current tax perception on foreign currency acquisitions in the exchange market, remaining only on tourism and credit card payments; (iv) the authorization of profit distribution to foreign shareholders of Argentine companies, starting with financial years beginning in 2025; (v) the easing of deadlines for foreign trade operations payment, including (a) goods imports may be paid upon customs entry registration (previously 30 days); (b) imports of goods by SMEs companies may be paid from the origin dispatch (previously 30 days post customs entry registration); (c) service imports may be paid from the service provision date (previously 30 days); (d) capital goods imports may be paid with a 30% advance, 50% post port dispatch, and 20% after customs entry (previously 20% advance for SMEs); and (e) imports of services between related companies may be paid 90 days post service provision (previously 180 days); and (vi) a one-time removal of the 90-day restriction in Communication “A” 7340 for legal entities, to enhance operational efficiency in the foreign exchange market.

Despite the recently announced measures by the Milei administration that have begun to gradually eliminate or ease certain foreign exchange restrictions, and the announcement that foreign exchange controls would be lifted by the end of 2025, no detailed plan or timing of this event has been disclosed, and it cannot be assured that the Argentine government and/or the BCRA will not impose new foreign exchange controls in the near future; therefore, there is no certainty as to if, when, or to what extent these measures will be fully lifted. Given the unpredictable nature of political and economic events, it is not feasible to ensure that stricter exchange controls and transfer restrictions than those currently in effect will not be imposed. In the event of a period of crisis and political, economic, and social instability in Argentina, resulting in a significant economic contraction, the current administration may fundamentally change its economic, exchange and financial policies. These changes may be implemented with the aim of preserving the balance of payments, Central Bank foreign exchange reserves, preventing capital flight, or a significant depreciation of the Peso. Potential changes include the mandatory conversion of obligations assumed by legal entities residing in Argentina in U.S. Dollars to Pesos. The implementation of such restrictive measures, in addition to external factors that are beyond our control, may have a significant impact on our results of operations and financial condition.

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

Despite the positive effects of the real depreciation of the Peso on the competitiveness of certain sectors of the Argentine economy, the depreciation of the Peso has had and may continue to have a negative impact on the ability of certain Argentine businesses to service their foreign currency-denominated debt, lead to inflation, significantly reduce real wages, and jeopardize the stability of businesses whose success depends on domestic market demand, while adversely affecting the Argentine Government’s ability to honor its foreign debt obligations.

As of late 2024, the situation in Argentina has shown some improvement, following significant devaluations in recent years, including 21.7% in 2024, 77.9% in 2023, and 42.9% in 2022. The Peso has begun to stabilize relative to the U.S. dollars, with the exchange rate standing at Ps. 1,078.38 per U.S. dollars as of April 11, 2025 (Reference Exchange Rate as reported by the Central Bank, pursuant to Communication “A” 3500). This represents a modest appreciation compared to the same period the previous year and indicates relative stability. Furthermore, the reduction in the exchange rate gap, such as between the official rate and the blue-chip-swap U.S. dollar rate, reflects this stability. Upon taking office, Milei’s economic team devalued the official exchange rate from Ps. 366 to Ps. 800 per U.S. dollar, resulting in a tighter margin with the blue-chip-swap exchange rate, which remained above Ps. 1,000. While this action reduced the gap from 180% to 25%, currency controls still impose limitations. The Central Bank initially announced a 2% monthly devaluation guideline for the rest of 2024, transitioning to a 1% pace as of February 1, 2025. On April 11, 2025, the Argentine government announced measures to loosen regulations concerning access to the foreign exchange market, including the establishment of floating bands for the dollar exchange rate, allowing it to fluctuate between Ps. 1,000 and Ps. 1,400, with limits expanding at a rate of 1% per month. As of the date of this annual report, the gap between the official exchange rate and the blue-chip-swap exchange rate is approximately 1%. Despite these developments, there remains a risk that the Peso’s depreciation could recur, affecting competitiveness and economic sectors positively impacted by the real depreciation.

Should the Peso undergo a substantial devaluation, all of the negative effects on the Argentine economy related to such devaluation could recur, with adverse consequences to our business, financial condition and results of operations. At the same time, a substantial increase in the value of the Peso against the U.S. dollar would adversely affect Argentina’s economic competitiveness. A significant real appreciation of the Peso would adversely affect exports and increase the trade deficit, which could have a negative effect on GDP growth and employment, as well as reduce the Argentine public sector’s revenues by reducing tax collection in real terms.

High inflation levels could have adverse long-term consequences for the Argentine economy.

In the past, inflation has materially undermined the economy and Argentina’s ability to create conditions conducive to growth. High inflation may also weaken Argentina’s competitiveness abroad and lead to a decline in private consumption which, in turn, could also affect employment levels, wages and interest rates. In addition, a high inflation rate could undermine confidence in Argentina’s financial system, reducing the Peso deposit base and negatively affecting long-term credit markets. Javier Milei assumed office in December 2023 with the mandate to stabilize Argentina’s economy by eliminating inflation, reducing the state’s role, and deregulating the economy for global integration. In the months leading up to his inauguration, inflation had already been accelerating significantly, reaching a monthly rate of 12.8% in November 2023. Following his inauguration, inflation surged further, reaching 25.5% in December and 20.6% in January 2024. The annual inflation rate for 2023 stood at 211.4%, the highest since the country recovered from hyperinflation in the early 1990s, but inflation began to decelerate in 2024, driven by a sharp economic contraction, a stabilized exchange rate, and sustained fiscal surpluses, reaching the rate of 3.7% for the month of March 2025.

There can be no assurance that inflation rates will not continue to escalate in the future or that the measures adopted or that may be adopted by the Argentine government to control inflation will be effective or successful. Inflation remains a major challenge for Argentina. Continuous significant inflation could have a material adverse effect on Argentina’s economy and in turn could increase our costs of operation, in particular labor costs, and may negatively affect our business, financial condition and results of operations.

High public expenditure could result in long lasting adverse consequences for the Argentine economy.

Over the last years, the Argentine government has substantially increased public expenditure and has resorted primarily to the Central Bank’s monetary issuance to obtain part of its funding requirements.

By the end of 2023, Argentina’s economy faced severe imbalances, with a primary deficit of 2.7% of GDP and a total deficit of 6.1% of GDP. This was driven by a sharp increase in public spending during the electoral campaign between August and November, along with a decline in tax revenues due to decrease in exports and economic activity.

Javier Milei assumed office with the mandate to stabilize the economy, eliminate inflation, and reduce the role of the State. His administration focused on fiscal adjustment through cuts in public works, transfers to provinces, and funding for national universities, while also beginning to phase out subsidies for energy and transportation. These measures enabled the government to transition from a deficit in 2023 to a primary surplus of 1.9% of GDP in 2024, with a total fiscal surplus of 0.3% of GDP—the first positive balance since 2008. In December, the National Public Sector (NPS) recorded a financial result of $1,557,305 million, comprising a primary surplus of $1,301,046 million and intra-public sector interest payments of $256,260 million, a lower nominal result than in December 2023. Additionally, Argentina recorded its highest trade surplus in two decades in 2024 and maintained a primary surplus from January through November 2024. After recording a primary deficit in December 2024, Argentina had a primary surplus in January and February 2025.

We cannot assure that the government will not seek to finance its deficit relying on available liquidity in local financial institutions. In that case, government initiatives that increase the exposure of local financial institutions to the public sector could affect our liquidity and assets quality and have a negative effect on clients’ confidence in the financial system.

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

According to the Corruption Perceptions Index published on February 11, 2025, by Transparency Corruption, Argentina dropped one position in relation to 2023 and finished as the 99th country out of 180 countries with the most corruption perception. A lack of a solid institutional framework has been identified as, and continues to be, a significant problem for Argentina. Failure to address these issues could increase the risk of political instability, distort decision- making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment, and consequently, may negatively affect our business, financial condition and results of operations. Although the Argentine government has taken several measures aimed at strengthening

Argentina’s institutions, we cannot guarantee the implementation of measures to ensure transparency and integrity in a highly polarized political context. Moreover, following multiple attempts, on April 8, 2024 the opposition in the Chamber of Deputies approved the establishment of a commission to investigate the alleged fraud involving the $LIBRA cryptocurrency. The controversy began on February 14, 2025, when President Milei publicly endorsed the cryptocurrency shortly after its creation. This endorsement led to a rapid surge in $LIBRA’s value, attracting approximately 40,000 investors. Subsequently, the cryptocurrency’s value collapsed, resulting in significant financial losses for these investors. The situation has prompted legal investigations in multiple jurisdictions and intensified political pressure on President Milei and his administration. As the aforementioned commission, scheduled to convene for its inaugural meeting on April 23, 2025, operates exclusively within the Chamber of Deputies, Senate approval is not required.

We cannot predict the outcome of the parliamentary investigation into the $LIBRA cryptocurrency controversy nor the effects it may have on Argentina’s institutional credibility.

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

Some potential negative effects include adverse impacts on financial markets, a decrease in the demand for exports and imports leading to reduced revenue, and a significant fall in the international prices of commodities. This fall in prices would be attributed to a sharp decline in demand coupled with producers’ inability to decrease supply in an orderly fashion, which would negatively affect the Argentine economic environment. Additionally, substantial changes in business and social behaviors may influence the sale of commodities.

We cannot predict or estimate the future negative impact that a new pandemic may have on the Argentine economy and our business, results of operations, and financial condition, as such outcomes would depend on events beyond our control, including the intensity and duration of the pandemic and the measures taken by different governments, including the Argentine government, in order to contain the pandemic and/or mitigate its economic impact. In this context, it is also important to note that Argentina has recently left the World Health Organization (WHO), a factor that may influence its public health response and international relations. See “Risks related to Argentina—The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high inflation, and currency devaluation.”

Climate change-related risks may adversely affect Argentina’s economy.

There is an increasing concern in Argentina and the world over the risks of climate change and related environmental sustainability matters.

Argentina has experienced relevant environmental disruptions, such as droughts, the historic drop in the Paraná River (the country’s main tributary), and a large number of wildfire outbreaks in multiple provinces. Furthermore, the recent floods in Buenos Aires have caused significant material and economic damage, impacting both communities and productive sectors. These environmental disruptions have had, and will continue to have, a considerable impact on agriculture, with notable decreases in harvests and cuts in projected results. In addition, adverse weather conditions have directly affected the agricultural sector, which represents a significant portion of Argentina’s export revenues.

On average, precipitation levels have been about 20% below the 30-year mean. The drought, which began in 2020 with the onset of the La Niña phenomenon, persisted until October 2023, leading to a deficit in annual accumulated rainfall. However, by the spring of 2024, the country saw a significant recovery in precipitation levels, largely overcoming the water deficit from the dry winter months.

The 2023/24 harvest season showed improvements, with 60% of the first soybean crops and 90% of early corn reported to be in excellent to very good condition. However, the presence of “chicharrita del maíz” (Dalbulus maidis), a pest that spreads various diseases and causes significant yield losses, is a major threat to corn crops. Although the 2023/24 harvest has concluded with strong results—highlighted by a production of 50.5 million tons of soybeans and 15.1 million tons of wheat—the pest outbreak remains a risk for the upcoming agricultural season. In this context, while the spring rains of 2024 were crucial for the agricultural sector’s recovery after a period of severe drought, the focus now is on maintaining conditions necessary to sustain productive recovery in 2025. However, such favorable climatic conditions may not persist.

A continued decrease in the international prices of the main commodities exported by Argentina or adverse weather conditions (including, but not limited to, droughts) may adversely affect agricultural activities, which in turn could have a negative effect on the level of government revenues and its ability to service its public debt and generate recessionary or inflationary pressures. A decrease in commodity prices could adversely affect the Argentine economy and the Argentine government’s tax revenues, thereby affecting our business, financial condition and results of operations.

As noted above, climate change can adversely affect us in the following ways:

•

transition risks: the transition to a low-carbon economy, both at idiosyncratic and systemic levels -such as through policy, regulatory and technological changes, and business and consumers preferences- could increase our expenses and impact our strategies.

•

physical risks: discrete events, such as flooding and wildfires, extreme weather events and longer-term shifts in climate patterns, such as extreme heat, sea level rise and more frequent and prolonged drought, could result in financial losses that could impair asset values and the creditworthiness of our customers. such events could disrupt our operations or those of our customers or third parties on which we rely and do business with, including through direct damage to assets and indirect impacts from supply chain disruption and market volatility.

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

•

market and liquidity risks: market and liquidity changes in the most carbon-intensive sectors could affect energy and commodity prices, corporate bonds, equities and certain derivatives contracts. the increasing frequency of severe weather events could affect macroeconomic conditions, weakening fundamental factors such as economic growth, employment and inflation. companies could face liquidity risks derived from cash outflows targeted to improve their reputation in the market or solve climate-related problems.

•	operational risks: severe weather events could directly impact business continuity and operations both of customers and our operations.

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

Risks related to the Argentine financial system

The growth and profitability of Argentina’s financial system depends on the growth of the long-term credit market.

Since most deposits are short-term deposits, a substantial portion of the loans have the same or similar maturities, and there is a small portion of long- term credit lines.

The proportion of long-term credit lines, such as mortgage loans, is low and long-term loan originations were significantly reduced in 2022 and 2023, as a result of high interest rates and the difficult financial and macroeconomic backdrop. While lower inflation, exchange rate stability, and improvements in key economic indicators drove a significant increase in long-term credit lines—both in U.S. dollars and Pesos—during 2024, uncertainty regarding the Argentine government’s ability to reduce inflation has previously had, and could continue to have, a material impact on both the supply and demand for long-term financing.

The uncertainty of the level of inflation is the main obstacle to a faster recovery of Argentina’s private sector long-term lending. This uncertainty has had and may continue to have a significant effect on both the supply of and demand for long-term loans, as borrowers try to hedge against inflation risk by borrowing at fixed rates while lenders hedge against inflation risk by offering loans at floating rates.

If longer-term financial intermediation activity does not grow, the ability of financial institutions, including us, to generate profits will be negatively affected.

The stability of the financial system depends upon the ability of financial institutions, including us, to retain the confidence of depositors.

The measures implemented in the past by the Argentine government regarding financial institutions, particularly the restrictions imposed on depositors in relation to the possibility of freely withdrawing funds from banks, the “pesification” of foreign currency and the restructuring of their deposits, caused losses to many depositors and weakened the confidence in the Argentine financial system.

The Argentine financial system’s growth depends heavily on deposit levels, due to the small size of its capital market and the absence of foreign investments in previous years. In recent years, access by local financial institutions — including us — to international financial markets has been limited. This is evidenced by the fact that, in 2024, the first international debt securities offering by a local financial institution in over eight years took place. Therefore, there is uncertainty about whether the current availability of funds in international markets will be regained in the coming years.

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

As a result of the aforementioned, the deposit base of the Argentine financial system, including ours, may be further affected in the future by adverse economic, social and political events. If there were a further loss of confidence due to such economic, social and political events causing depositors to withdraw significant holdings from banks, there could be a substantially negative effect on the manner in which financial institutions, including us, conduct their business and on their ability to operate as financial intermediaries. International loss of confidence in financial institutions may also affect the behavior of Argentine depositors which could have a negative impact on our business, financial condition and results of operations.

The asset quality of financial institutions could be deteriorated if the Argentine private sector is affected by economic events in Argentina or international macroeconomic conditions.

Historically, the ability of Argentine private sector debtors to repay their loans has deteriorated significantly as a result of certain economic events in Argentina and challenging macroeconomic conditions. This trend has significantly impacted the asset quality of financial institutions, including our own. Despite this, in recent years, the asset quality of Argentine financial institutions, including us, improved.

In 2024, the global economy benefited from more flexible monetary policies adopted by major central banks, which helped sustain economic growth as inflation gradually declined. The IMF and other multilateral organizations expect most countries to maintain stable growth, with inflation becoming a lesser concern. However, geopolitical instability and government transitions in several countries could still impact the global economy, potentially leading to renewed inflationary pressures or escalating trade tensions due to increased protectionist policies in the United States, Europe, and China.

At the domestic level, the economy was influenced by the new government’s policies, which involved a significant exchange rate adjustment, efforts to reduce the fiscal deficit, and a gradual recovery in economic activity following declining inflation throughout the year. While achievements included reversing the fiscal deficit and reinforcing the Central Bank’s balance sheet, risks remain as relative prices adjust, influenced by exchange rate changes. Although these measures have led to increased credit availability for the private sector, aiding in economic recovery and consumer spending, real wages only started to show slight improvements toward the end of the year.

The delinquency rate for private sector credit showed a significant improvement in 2024 compared to the previous year. While in December 2023 it had risen to 3.7%, by October 2024 it had decreased to 1.5%, closing the year with a 1.6% delinquency rate. This reduction was largely driven by a decline in household loan delinquency, which stood at 2.5%, compared to higher levels in 2023. Corporate financing non-performance also improved notably, dropping from 4.4% at the end of 2023 to a stable 0.7% in October 2024, closing the year at 0.8% in December. Additionally, the financial system strengthened its coverage, with provisions representing 168% of the delinquent loan portfolio, significantly exceeding the levels recorded in 2023.

We cannot assure that the current economic situation and the international context will continue to be favorable and that private sector debtors will improve their ability to pay. Despite the current quality of our portfolio, we may not be successful in recovering substantial portions of outstanding loans. If Argentina’s economic recovery slows or the financial condition of the private sector deteriorates, the financial system, including us, could experience an increase in the incidence of non-performing loans.

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

Law No. 24,240 as amended and supplemented from time to time (the “Consumer Protection Law”) sets forth certain rules and principles designed to protect consumers, which include our customers. The Consumer Protection Law contains specific rules regarding financial activities and also general rules that may be used to support its application, pursuant to legal precedents. Additionally, the National Civil and Commercial Code has incorporated the principles of Consumers Protection Law and has established its application to banking sector contracts. Moreover, Law No. 25,065 (as amended and supplemented from time to time, the “Credit Card Law”) also sets forth several mandatory regulations designed to protect credit card holders.

Both the involvement of the applicable administrative authorities at the federal, provincial and local levels, and the enforcement of the Consumer Protection Law and the Credit Card Law by Argentine courts are increasing. This trend has increased general consumer protection levels.

In this context, the Central Bank has issued regulations (including, among others, Communication “A” 7533 and Communication “A” 7919) regarding the protection of financial services users, which provide broad protection to consumers and limit the fees and charges that financial institutions can claim.

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

Certain public and private organizations have initiated class actions against financial institutions in Argentina, including us. Some of these actions have been favorably contested, while others have been duly appealed by us. The Argentine National Constitution and the Consumer Protection Law contain provisions regarding class actions; however, guidance with respect to procedural rules for instituting and trying class action cases is limited. Despite this, Argentine courts have admitted class actions in some cases through an ad hoc doctrine, including various lawsuits against financial entities related to “collective interests” such as alleged overcharging on products, applied interest rates, and advice in the sale of public securities, among others. Additionally, the Argentine Supreme Court of Justice established the “Public Registry of Class Actions,” which is designed to register collective actions presented before national and federal courts to prevent contradictory rulings, reduce judicial inefficiencies, and ensure transparency. If class action plaintiffs were to prevail against financial institutions, their success could have an adverse effect on the financial industry and on our business.

Governmental measures and the regulatory framework applicable to financial entities could have a material adverse effect on their operations.

The Argentine government has historically exercised significant influence over the economy and the financial system. Financial institutions, in particular, have operated in a highly regulated environment. We are actively supervised by the Central Bank, the CNV and the UIF, among other agencies. We may be subject to sanctions if the Central Bank detects non-compliance with regulations applicable to financial institutions. The CNV, in turn, has the power to supervise compliance regarding market operations, as well as to make recommendations and instruct best practices in the area of securities trading or corporate governance regulations. Finally, the UIF regulates matters related to money laundering and has the power to supervise regulatory compliance by obligated entities. Although the administration of Javier Milei has initiated a process of flexibilization—either by replacing existing regulations with new provisions or, in some cases, through the deregulation of certain aspects of the financial sector (such as the elimination of minimum rates for time deposits implemented in March 2024, or the relaxation of the ability to provide financing in U.S. dollars to certain entities in accordance with Communication “A” 8202)—a significant number of regulations remain fully in force. For more information, see “Item 4.B. Business Overview—Argentine Banking Regulation.”

Any insolvency proceeding against financial institutions would be subject to the powers and intervention of the Central Bank, which may limit remedies otherwise available and extend the duration of the proceedings.

We have no control over governmental regulations or laws governing all aspects of our operations, including: minimum capital requirements; minimum cash reserve requirements; requirements on fixed-rate asset investments; limits on lending capacity and other credit restrictions, including mandatory allocations; limits and other restrictions on fees; reduced time for financial institutions to deposit the amount of credit card sales into appropriate merchant accounts; limits on the amount of interest a bank may charge or pay, or on the period for capitalizing interest; accounting and statistical requirements; restrictions on dividends; limits or restrictions on foreign exchange; limits on market share; reporting or control regimes as agents or regulated entities; and changes in the deposit insurance regime.

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

We cannot predict whether the current administration will continue with the described process of flexibilization, and, if so, how changes to the existing regulations might affect us, our activities, and operations. Furthermore, current or future legislation and regulations could require us to incur significant expenses in order to prevent a substantial adverse impact on our consolidated operations.

Certain changes to services and commissions charged by financial entities on debit and credit card sales may affect Argentine financial institutions.

Financial institutions receive income from the commissions they charge merchants on debit and credit card transactions. A change in applicable law that imposes or alters the limits on the fees that merchants may be charged may adversely reduce revenues of the Argentine financial institutions. In March 2017, the Central Bank reduced credit and debit card fees on a gradual annual plan. In June 2022, the Central Bank issued Communication “A” 7533, establishing that sales commission fees must not exceed 0.60% for debit card and 1.30% for credit card. These percentages were reinstated through Communication “A” 7919 of the Central Bank.

The application of the limits established by the Central Bank and any further reduction in credit and debit card sales commissions could adversely affect our profitability, financial condition and results of operations. Through Decree No. 70/2023, credit card transactions were simplified by eliminating the fee limit which had been established by the Law No. 25,067. These limits were 3% for credit cards and 1.5% for debit cards. As from the effectiveness of the Decree No. 70/2023, section 15 provides that “the issuing entity shall mandatorily disclose to the public the financing rate applied to the credit card system.” At the same time, section 18 of the Decree No. 70/2023 stipulates that “regardless of the provisions of the substantive laws, punitive interest shall not be capitalizable.” For more information, see “Risks related to Argentina—Governmental measures and the regulatory framework applicable to financial entities could have a material adverse effect on their operations.”

Recently, the Milei administration has promoted changes to the Credit Card Law with the aim of deregulating the sector. Among the changes introduced, the cap on punitive interest rates was removed, as well as the requirement for issuers to report monthly to the government on promotions and discounts offered to customers. Despite this trend toward deregulation, it is not possible to predict with certainty its impact on us.

It is not possible to offer any guarantee that new regulations on such matter will not be implemented in the future that may reduce future financial revenues. Such regulations could in turn have a negative impact on the Argentine financial institutions and, in turn, on our business, financial position and results of operations.

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

Argentine financial institutions, including us, continue to have significant exposure to public sector debt, and its repayment or refinancing capacity, which in periods of uncertainty may negatively affect their results of operations.

To some extent, the value of the assets held by Argentine financial institutions, as well as their income generation capacity, is dependent on the public sector’s creditworthiness, which is in turn dependent on the Argentine government’s ability to promote sustainable long-term economic growth, generate tax revenues and control public spending.

Argentine financial institutions usually hold public sector debt issued by the Argentine, provincial and municipal governments, and securities issued by the Central Bank as part of their portfolios. Through 2024, the exposure by Argentine financial institutions to public sector debt decreased. The relevant portion of this exposure composed of instruments issued by the Central Bank (i.e. LELIQs and repos) in the financial system’s assets was replaced by holdings of treasury bills (such as “letras fiscales de liquidez” or LEFIs), other public sector financing instruments and by the growing relevance of credit to the private sector.

As of December 31, 2024, the exposure of the financial institutions to the public sector represented 35.8% of its total assets. As of December 31, 2024, our exposure to the public sector amounted to Ps. 3,975.5 billion, representing 27.4% of our total assets. As a result, our income-generating capacity may be materially impacted by the Argentine public sector’s debt repayment capacity and the performance of public sector bonds, which, in turn, is dependent on the factors referred to above.

Should the public sector fail to fulfill its commitments in due time and proper form, this could have an adverse effect on our business, financial situation and results of operations.

Enforcement of creditors’ rights in Argentina may be limited, costly and lengthy.

In the past, in order to protect debtors affected by the economic crisis in 2001 and 2002, the Argentine government adopted measures in the beginning of 2002 that suspended proceedings to enforce creditors’ rights upon debtor default, including mortgage foreclosures and bankruptcy petitions. More recently, the Argentine government took other temporary measures, such as the suspension of mortgage foreclosures during the COVID-19 pandemic, which limited the ability to enforce creditors’ rights.

Any such measures, and any other measures which may limit the ability of creditors, including us, to bring legal actions to recover unpaid loans or restricting creditors’ rights generally could have a material adverse effect on the financial system and on our business.

Exposure to multiple federal, provincial and/or municipal legislation and regulations could adversely affect financial entities’ results.

The Argentine government has historically exercised significant influence over the economy and financial institutions. In the past, several different bills to amend the Argentine Financial Institutions Law No. 21,526 (the “Financial Institutions Law”) have been put forth for consideration by the Argentine Congress, seeking to amend different aspects of the Financial Institutions Law, including the qualification of financial services as a public service, an increase in governmental regulations affecting the activities of financial entities and initiatives to make financial services more widely available.

Laws and regulations currently governing the economy and the banking sector may continue to change in the future, and any changes may adversely affect our business, financial condition and results of operations. In particular, a thorough amendment of the Financial Institutions Law would have a substantial effect on the banking system as a whole. If such a bill were passed, or any other amendment to the Financial Institutions Law be made, the subsequent changes in banking regulations may have adverse effects on financial institutions in general, and on our business, financial conditions and results of operations.

In addition, Argentina has a federal system of government with 23 provinces and the Autonomous City of Buenos Aires, each of which, under the Argentine national constitution, has full power to enact legislation concerning taxes and other matters. Likewise, within each province, municipal governments have broad powers to regulate such matters. Due to the fact that our branches are located in multiple provinces, we are also subject to multiple provincial and municipal legislation and regulations. Future developments in provincial and municipal legislation concerning taxes, provincial regulations or other matters may adversely affect our business or results of operations.

As an example of the aforementioned, in the second half of 2020 and after the suspension of the 2017 fiscal consensus in late 2019, certain Argentine provinces (Córdoba, San Luis, Buenos Aires and the Autonomous City of Buenos Aires) raised the tax rate on gross income tax for banks. Additionally, in October 2020, the Autonomous City of Buenos Aires also eliminated a tax exemption on interest income received from instruments issued by the Central Bank as part of its monetary policy.

In January 2021, a legal action was filed against the Autonomous City of Buenos Aires in order to declare Laws No. 6,382 and No. 6,383 unconstitutional, which seek to burden the returns derived from securities, bonds, bills, certificates of participation (equity) and other instruments issued or to be issued in the future by the Argentine Central Bank with turnover tax. Such legal action was filed under File No. CAF 18156/2020 (“ADEBA Asociación Civil de Bancos Argentinos y otros c/GCBA y otro s/Proceso de Conocimiento”) by the Association of Banks and most of its members. The Argentine Central Bank has filed a legal action for the same purpose.

On December 21, 2022, the Argentine Supreme Court partially granted the precautionary measure filed by the government of the Autonomous City of Buenos Aires and ordered the Argentine government to deliver 2.95% of the funds referred to in Article 2 of Law 23,548 to the Autonomous City of Buenos Aires. In addition, the Argentine Supreme Court ordered the Argentine government to refrain from applying Law 27,606, which sets the right of the Autonomous City of Buenos Aires to participate in the collection of taxes administered by the Argentine government until the resolution of these legal proceedings. In July 2023, the government of the Autonomous City of Buenos Aires claimed that the Argentine government owed payment of approximately Ps.148,000 million as a result of this matter. As a result, the government of the Autonomous City of Buenos Aires filed a new motion against the Argentine government requesting to seize the funds due by the Argentine government and that the Argentine courts adopt pecuniary sanctions against certain government officials. The accumulated debt as of February 2025 is approximately U.S.$.4 million. As of the date of this annual report, the National Executive Branch and the Executive Branch of the City of Buenos Aires have not yet reached a final agreement to regularize the accumulated debt.

Risks related to us

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

Significant shareholders have the ability to direct our business, and their interests could conflict with yours.

As of December 31, 2024, our significant shareholders, Banco de Servicios y Transacciones S.A., as trustee of the Guarantee Trust JHB BMA and Delfín Jorge Ezequiel Carballo, directly or beneficially owned 5,995,996 Class A shares and 104,473,881 Class B shares, and 4,901,415 Class A shares and 118,326,495 Class B shares, respectively. Following Mr. Brito’s death in November 2020, the transfer of the shares remained subject to approval by the Central Bank. The Central Bank approved the transfer of the shares to the Guarantee Trust JHB BMA in September 2023. The Guarantee Trust JHB BMA’s beneficiaries are Mr. Jorge Horacio Brito’s heirs. Guarantee Trust JHB BMA’s decisions are made by the trustee, based on instructions provided by a majority of Mr. Jorge Horacio Brito’s children.

Although there is no agreement among our significant shareholders, if voting together, they could control all decisions made by shareholders with respect to us. They might, without the vote of the remaining shareholders, elect a majority of our directors, effect or prevent a merger, sale of assets or other business acquisition or disposition, cause us to issue additional equity securities, effect a related party transaction and determine the timing and amounts of dividends, if any.

We will continue to consider acquisition opportunities, which may not be successful.

We have historically expanded our business primarily through acquisitions. We will continue to consider attractive acquisition opportunities that we believe may offer additional value and are consistent with our business strategy, and, as such, may acquire businesses, assets, or securities of companies, from time to time. We cannot assure you, however, that we will be able to identify suitable acquisition candidates or that we will be able to acquire promising target financial institutions on favorable terms or that the Central Bank will approve any such transaction without undue delay or at all. Further, even if we are able to identify suitable acquisition candidates, we may face difficulties implementing our inorganic growth strategy, including not successfully integrating or performing the operations of the business we have acquired or expect to acquire in the future.

In this regard, on November 3, 2023, we acquired shares of: (i) Banco Itaú Argentina S.A., which represented 100% of its capital and votes; (ii) Itaú Asset Management S.A. and Itaú Valores S.A., which represented 13% of the share capital and votes of each of these companies (since Banco Itaú Argentina S.A. held the remaining 87% of the share capital and votes of these companies, we indirectly acquired 100% of their capital and votes, by virtue of the transfer detailed in (i)) took place. On November 14, 2024, the merger between us and Banco BMA S.A.U. (formerly Banco Itaú Argentina S.A.) was completed. Then, on February 19, 2025, Macro Fondo and Macro Securities signed preliminary merger agreements with BMA Asset Management S.A. (formerly Itaú Asset Management S.A.) and BMA Valores S.A. (formerly Itaú Valores S.A.), respectively, which were approved by the respective shareholders.

Additionally, our ability to obtain the desired effects of any such acquisitions will depend in part on our ability to successfully complete the integration of those businesses and capture expected synergies, of which there can be no assurance. The integration of acquired businesses entails significant risks, including customer retention, integration, valuation adjustments and liability assumption risks. We may not effectively assimilate the business or product offerings of acquired companies into our business or within the anticipated costs or timeframes. In addition, we may be unable to retain key customers, suppliers, or employees of acquired businesses, or successfully implement our business plan for the combined business. Further, as we integrate acquired businesses with our existing operations; our overall internal control over financial reporting processes; and our financial, operations, and information systems, any integration process gives rise to costs and uncertainties and may strain management resources and business functions. If the financial performance of our business, as supplemented by any assets and businesses acquired, does not meet our expectations, our results of operations may fail to meet market expectations. In addition, we cannot assure that the fair value of acquired businesses or investments will remain constant. The occurrence of any of the above items could have a material adverse effect on our business, results of operations, cash flow or financial condition.

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

We estimate and constitute provisions for credit risk and uncollectibility based on the calculation of expected credit losses (“ECL”) using analytical models (statistical models related to loan portfolio management) in accordance with IFRS 9. Following the provisions of section 5.5 on Impairment, we recognize the impairment of our financial assets. For collective ECL estimation, we group exposures into segments of clients with similar risk characteristics deemed relevant for the analysis. On the other hand, we conduct individual assessments for clients with significant risks, those requiring specialized treatment, or those whose characteristics do not align with other portfolio segments, where statistical data is insufficient to reliably predict future behavior.

We may be unable to identify such risks in a timely manner before they materialize or, due to limited resources or tools, its personnel may not be able to effectively implement the our credit risk control framework. This could result in increased exposure to credit risk.

As of December 31, 2023, our management elected to establish an expert judgment-based provision of Ps. 23,906.4 million, based on the estimated impact of the economic policy shift proposed by the new National Government authorities who took office on December 10, 2023. It is worth noting that no further adjustments were made at the close of 2024

Overall, if we are unable to effectively control the level of non-performing or poor credit quality loans in the future, or if our loan loss reserves are insufficient to cover future loan losses, our financial condition and results of operations may be materially and adversely affected.

Changes in market conditions, and any risks associated therewith, could materially and adversely affect our financial condition and results of operations.

We are directly and indirectly affected by changes in market conditions. Market risk, or the risk that the values of assets and liabilities or revenues will be adversely affected by variations in market conditions, is inherent to the products and instruments associated with our operations, including loans, deposits, securities, bonds, long-term debt and short-term borrowings. Changes in market conditions that may affect our financial condition and results of operations include fluctuations in interest and currency exchange rates, securities prices, changes in the implied volatility of interest rates and foreign exchange rates, among others. For more information, see “Risks related to Argentina—The Argentine economy could be adversely affected by economic, political and geopolitical developments in other countries.”

Increased competition and consolidation in the banking system, and a changing business model, could limit our growth or continue to reduce spreads and adversely affect our results of operations.

The markets we operate in are highly competitive, particularly in the automobile and consumer financing sectors. Increased competition, including from nonbank financial institutions like fintechs, could make it harder to increase our lending volume. This competition has led to consolidation among small and medium-sized financial institutions, a trend we expect to continue, especially if interest spreads continue to decrease due to competition and government monetary policy.

The financial services sector has undergone significant transformation driven by mobile technologies, data-driven innovation, and the entry of new players like neobanks, which operate exclusively online. These nonbank competitors offer services that may affect our ability to attract deposits. Additionally, regulatory asymmetries benefit these nonbank operators.

The adoption of new technologies such as artificial intelligence, cloud computing, big data analysis, cryptocurrencies, and alternative payment systems could erode our business or require substantial investments to adapt our products and services. The shift towards mobile and online banking models may necessitate changes in our commercial banking strategy, including closing or selling branches and reducing staff, resulting in significant expenses.

Failure to adapt to the competitive environment or to implement necessary changes efficiently and timely could have a material adverse impact on our competitive position and our business, results of operations, and financial condition.

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

Over the last years, there has been an increase in cases of phishing, and especially of telephone phishing or Vishing and Angler phishing through social networks, in order to deceive clients and obtain confidential information using different techniques of social engineering. In addition, our risk and exposure to these matters remain heightened because of the evolving nature and complexity of these threats from cybercriminals and hackers. Preventive measures and security components continue to be developed to improve the preventive measures against such kinds of fraud and increase the level of protection of information. In this sense, we have taken measures to mitigate the cases of phishing and digital fraud and protect our customers.

In March 2023 the Central Bank, issued Communication “A” 7724 that seeks to prevent and combat the increasingly frequent frauds against banking customers. This regulation requires banks to improve their policies, procedures and controls in order to obtain more accurate results in risk assessments and improve the mitigation of their information and technology risks. The issued standards indicate that it is essential to define and implement an information technology and security risk management framework as part of the bank’s risk management and that this requires time, extensive training and commitment from senior management and the board of directors. Effective October 2023, this regulation contributes to mitigate the specific risks already mentioned and also to reduce and mitigate the entity’s reputational risk through cyber resilience, security incident management and integration with integrated risk management policies.

In June 2023, the Central Bank issued Communication “A” 7777, which updated security practices and requirements to create a comprehensive regulatory framework aimed at protecting users, promoting operational resilience, and preserving the stability of the financial system, including requirements related to transaction and customer activity monitoring and control, digital identification, security controls for applications and devices provided, measures to prevent identity theft in mobile application usage, controls to prevent the creation of fraudulent accounts and applications, and safeguards against counterfeit websites imitating official accounts and sites, among others. Pursuant to Communication “A” 7783, the Central Bank approved the “Minimum Requirements for the Management and Control of Technological and Information Security Risks Associated with Digital Financial Services.” Subsequently, Communication “A” 8172 incorporated into the “Compiled Regulations on the National Payment System – Immediate Debit” the provisions set forth in Communications “A” 7514, 7783, 7841, 7905 and 7934.

Our contingency plans are adequate to timely restore operations. However, contingency plans in place may not be sufficient to cover liabilities associated with any such events and, therefore, applicable insurance coverage may be deemed inadequate, preventing us from receiving full compensation for the losses sustained as a result of such a disruption. Although we intend to continue implementing security technology devices and establishing operational procedures to prevent such damage, we cannot assure you that all of our systems are entirely free from vulnerability and that these security measures will be successful. If any of these events occur, it could damage our reputation, entail serious costs and affect our transactions, as well as our results of operations and financial condition.

Our business is highly dependent on properly functioning information technology systems and improvements to such systems.

Our business is highly dependent on the ability of our information technology systems and the third-party managers of such systems to effectively manage and process a large number of transactions across numerous and diverse markets and products in a timely manner. In addition, we provide our customers with continuous remote access to their accounts and the possibility of transferring substantial financial assets by electronic means. The proper functioning of our financial control, risk management, accounting, customer service and other data processing systems is critical to our business and our ability to compete effectively. Our business activities may be materially disrupted if there were a partial or complete failure of any of our information technology systems and communication networks. Such failures could be caused by, among other things, software bugs, computer virus attacks or intrusions, phishing, identity theft or conversion errors due to system upgrading. In addition, any security breach caused by unauthorized access to information or systems, or intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, could have a material adverse effect on our business, results of operations and financial condition.

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

Given the high volume of transactions that we regularly process, errors could be repeated or compounded before they are discovered and remedied. Losses from fraud by employees or outsiders, unauthorized transactions by employees and other operational errors could have a material adverse effect on us.

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

For more information, see “Risks related to Argentina—The Argentine economy could be adversely affected by economic, political and geopolitical developments in other countries.”

We may be exposed to compliance risks.

Due to the nature of our business, we are required to comply with various anti-corruption laws and regulations, including those of Argentina (including, in turn, the Corporate Criminal Liability Law) and the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), regarding customer and market conduct, anti-corruption and the prevention of money laundering and the financing of terrorists. These laws and regulations generally prohibit improper payments to government officials for the purpose of obtaining or keeping business or securing any improper advantage. If we do not successfully comply with applicable anti-corruption laws and regulations designed to combat governmental corruption, we could become subject to fines, penalties or other regulatory sanctions, civil litigation as well as to adverse press coverage, which could cause our reputation and business to suffer.

Although we are committed to conducting business in a legal and ethical manner and in compliance with local and international statutory requirements and standards applicable to our business, we directly or indirectly deal with entities whose employees are government officials, and therefore there is a risk that our management, employees or representatives may take actions that could violate applicable laws and regulations. Guilty pleas by or convictions of us or of any our affiliates (including any of our significant shareholders, employees or other agents) in criminal proceedings may have adverse effects on our business.

In addition, there is a risk that third parties using our banking network may carry out illegal or improper activities. Moreover, as technology keeps evolving, financial crimes could increase while limiting our ability to track the movement of funds.

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

Risks related to our Class B shares and the ADSs

Holders of our Class B shares and the ADSs may not receive any dividends.

Dividend distributions are subject to the requirements established by the Central Bank rules, as amended from time to time. Since January 2016, pursuant to Central Bank Communication “A” 5827, additional capital margin requirements have to be complied with, including a capital conservation margin and a countercyclical margin. The capital conservation margin shall be 2.5% of the amount of risk weighted assets (“RWA”), but in the case of entities considered D-SIB, like us, this margin will be increased to 3.5% of the amount of RWA. The countercyclical margin shall be within a range of 0% to 2.5% of RWA, but Central Bank Communication “A” 5938, established countercyclical margin of 0% since April 1, 2016.

Between 2021 and 2024, the Central Bank imposed restrictions on the distribution of dividends by financial institutions, limiting such distributions to predetermined percentages of accumulated profits and requiring payments to be made in multiple equal, monthly, and consecutive installments. These restrictions were implemented through successive regulatory measures, which gradually adjusted the permissible distribution thresholds and installments.

Pursuant to Communication “A” 7984 dated March 21, 2024, the Central Bank established that, until December 31, 2024, financial institutions could distribute profits in six equal, monthly, and consecutive installments, establishing the maximum distributable amount of 60% of what would have applied under Central Bank Rules applicable to dividend distributions.

Pursuant to Communication “A” 8214 dated March 13, 2025, the Central Bank established that, until December 31, 2025, financial institutions that have obtained the prior authorization from the Central Bank, in accordance with the provisions of Section 6 of the consolidated text on “profit distribution” (as set forth in Communication “A” 6886, as amended), may distribute profits in ten equal, monthly, and consecutive installments (commencing on June 30, 2025, and no earlier than the penultimate business day of the subsequent months), for up to 60% of the amount that would have been due in accordance with said regulations. Such distribution of results must be consistent with the objectives of monetary stability and with the information that we are periodically required to send to Central Bank pursuant to the “Business Plan and Projections and Capital Self-Assessment Report” information regime. The calculation of distributable income, the assessment of liquidity and solvency, the determination of additional capital margins, and the amount of the relevant installments, must be made in the same currency as of the date of the meeting that approved the dividend distribution and, where applicable, as of the date of each installment payment.

We cannot assure this measure or others with similar effect will not be extended after this period nor the extent to which the measure may affect holders of our Class B shares or ADSs.

Holders of our Class B shares and the ADSs located in the United States may not be able to exercise preemptive rights.

Under Argentine General Companies Law No. 19,550 (the “Argentine General Companies Law”), if we issue new shares as part of a capital increase, our shareholders may have the right to subscribe to the proportional number of shares to maintain their existing shareholding. Rights to subscribe for shares in these circumstances are known as preemptive rights. In addition, pursuant to the Argentine General Companies Law, shareholders are entitled to the right to subscribe for the unsubscribed shares remaining at the end of a preemptive rights offering on a pro rata basis, which are known as accretion rights. However, under the Capital Markets Law and our bylaws, shareholders are not entitled to exercise accretion rights. Upon the occurrence of any future increase in our capital stock, U.S. holders of Class B shares or ADSs will not be able to exercise the preemptive rights for such Class B shares or ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended (the “Securities Act”), is effective with respect to such Class B shares or ADSs or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to those Class B shares or ADSs. We cannot assure you that we will file such a registration statement or that an exemption from registration will be available.

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

We are traded on more than one market, which may result in price variations and investors may not be able to easily transfer shares for trading between such markets.

The trading prices of our ADSs and our Class B shares may differ on different markets due to various factors. Any decrease in the price of our Class B shares on the BYMA or the A3 Mercados could cause a decrease in the trading price of the ADSs on the NYSE. Investors could seek to sell or buy our shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both our share prices on one exchange, and the ADSs available for trading on the other exchange. In addition, holders of ADSs will not be immediately able to surrender their ADSs and withdraw the underlying Class B shares for trading on the other market without effecting necessary procedures with the depositary. This could result in time delays and additional cost for holders of ADSs.

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

Prior to any enforcement in Argentina, a judgment issued by a U.S. court will be subject to the requirements of articles 517 through 519 of the Argentine Civil and Commercial Procedure Code if enforcement is sought before federal courts or courts with jurisdiction in commercial matters of the Autonomous City of Buenos Aires. Those requirements are: (i) the judgment, which must be valid and final in the jurisdiction where rendered, was issued by a competent court in accordance with the Argentine principles regarding international jurisdiction and resulted from a personal action, or an in rem action with respect to personal property which was transferred to Argentine territory during or after the prosecution of the foreign action; (ii) the defendant against whom enforcement of the judgment is sought was personally served with the summons and, in accordance with due process of law, was given an opportunity to defend against foreign action; (iii) the judgment must be valid in the jurisdiction where rendered, and its authenticity must be established in accordance with the requirements of Argentine law; (iv) the judgment does not violate the principles of public policy of Argentine law; and (v) the judgment is not contrary to a prior or simultaneous judgment of an Argentine court. Any document in a language other than Spanish, including, without limitation, the foreign judgment and other documents related thereto, requires filing with the relevant court of a duly legalized translation by a sworn public translator into the Spanish language.

ITEM 4.	INFORMATION ON THE BANK

A. History and development of the Bank

Our legal and commercial name is Banco Macro S.A. We are a financial institution incorporated on November 21, 1966 as a stock corporation (sociedad anónima), duly incorporated under the laws of Argentina for a 99-year period and registered on March 8, 1967 with the Public Registry of Commerce of the City of Bahía Blanca, in the Province of Buenos Aires, Argentina under no. 1154 of book 2, volume 75 of Estatutos. We subsequently changed our legal address to the City of Buenos Aires and registered it with the IGJ on October 8, 1996, under no. 9777 of book 119, volume A of sociedades anónimas.

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

Our principal executive offices are located at Avenida Eduardo Madero 1172, City of Buenos Aires, Argentina, and our telephone number is (54) 11 5222 6500. We maintain our website at www.macro.com.ar, information contained in or otherwise accessible through this website is not a part of this annual report.

We have appointed CT Corporation System as our agent for service of process in the United States, located at 28 Liberty St., New York, New York, 10005.

Our history – Banco Macro S.A.

We began our operations as a non-banking financial institution in 1985 with the acquisition of Macro Compañía Financiera S.A., originally established in 1977. In May 1988, we received authorization to operate as a commercial bank and were incorporated as Banco Macro S.A. Through subsequent mergers with other entities, we adopted different names, including Banco Macro Bansud S.A. Since August 2006, we have operated under the name of “Banco Macro S.A.”

From then onwards and up to 1994, we operated as a wholesale bank, being a pioneer in corporate bonds issuances. We mainly acted in the areas of money markets, trading of government and corporate bonds and financial services for medium and big companies.

Since 1994, we have substantially changed our business strategy, focusing on retail banking in market areas with a low level of banking transactions and high growth potential, particularly in the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, we started to acquire entities as well as assets and liabilities resulting from the privatization of provincial and other banks, including Banco Misiones, Banco Salta and Banco Jujuy.

In 2001, 2004, 2006 and 2010, we acquired control of Banco Bansud S.A., Nuevo Banco Suquía S.A., Nuevo Banco Bisel S.A. and Banco Privado de Inversiones S.A., respectively, expanding through these acquisitions our presence in the south and center of Argentina. Such entities merged with us in December 2003, October 2007, August 2009 and December 2013, respectively. In addition, during 2006, we acquired control of Banco del Tucumán S.A., which was merged with us in October 2019. Additionally, on May 21, 2019, we acquired 100% of Argenpay SAU.

Additionally, on October 1, 2021, we decided to make use of the option to reach a 24.99% interest in Fintech SGR. The purpose of this company is to facilitate access to credit for micro, small and medium-sized enterprises (SMEs) through the provision of guarantees.

On October 15, 2021, we acquired shares representing 50% of the capital stock and votes of Finova SA. The purpose of this company is to develop and commercialize the electronic platform www.facturbo.com.ar, which allows the negotiation of credit instruments issued or accepted by corporate companies in favor of SMEs.

On March 18, 2022, it was announced that the transfer of all of our remaining shareholding in Prisma in favor of AI ZENITH (Netherlands) B.V. representing 4.4941% of Prisma’s capital stock and votes had been completed. The price for such participation amounts to U.S.$33,017,761.20 and will be paid as follows: (i) 30% in Pesos at a UVA rate plus 15% nominal annual rate and (ii) 70% in U.S. Dollars at a rate of 10% nominal annual rate within a term of six years. We also informed that, as part of the aforementioned transaction, it was agreed that part of the balance of the price for the sale of 51% of the capital stock and votes of Prisma would be paid in two installments, extending the payment term to 2026 and 2027.

On May 18, 2023, we acquired 100% of the shares of Comercio Interior S.A.U. (currently known as Macro Agro S.A.U.) for U.S.$. 5,218,800 payable with the proceeds of the dividends of this company. The main purpose of this company is to be a Clearing and Settlement Agent (ALyC) and grain brokerage.

In August 2023, we entered into a share purchase and sale agreement with Itaú Unibanco Holding S.A., through its subsidiaries Itaú Unibanco S.A., Banco Itaú BBA S.A., and Itaú Consultoria de Valores Mobiliários e Participaçoes S.A. (collectively, “Itaú”), by virtue of which we acquired from Itaú the shares representing 100% of the capital stock and votes of Banco Itaú Argentina S.A. and directly 13% of the capital stock of Banco Itaú Argentina S.A. and directly 13% of the capital stock and votes of Itaú Asset Management S.A. and Itaú Valores S.A. and indirectly 87% of the capital stock and votes of Itaú Asset Management S.A. and Itaú Valores S.A. On November 2, 2023, the Board of Directors of the Central Bank authorized the aforementioned purchase, which became effective on November 3, 2023.

On March 6, 2024, we, as an incorporating company, together with Banco BMA S.A.U. (formerly Banco Itaú Argentina S.A.), as an incorporated company, entered into a pre-merger agreement, whereby Banco BMA would be incorporated into the Bank retroactively as of January 1, 2024 based on the separate financial statements of each of the companies prepared as of December 31, 2023 and the special consolidated merger statement of financial position as of the same date. On November 1, 2024, the Central Bank granted authorization for the merger by incorporation with Banco BMA S.A.U., and on November 14, 2024, the merger became effective upon registration with the Public Registry.

Since 2020, we have made capital contributions to Play Digital S.A. totaling Ps. 1,758,384,511 (amount not restated), resulting in an ownership interest of 9.95% as of the date of this annual report, including contributions made by Banco BMA prior to our acquisition of it. The company’s corporate purpose is to develop and market a payment solution linked to users’ bank accounts within the financial system, with the objective of significantly enhancing their payment experience. Initially, the shareholders, including us, were Banco de Galicia y Buenos Aires S.A.U., Banco BBVA Argentina S.A., and Banco Santander Argentina S.A. Subsequently, additional financial institutions became shareholders, expanding the original group.

We currently offer traditional bank products and services to companies, including those operating in regional economies, as well as to individuals, thus reinforcing our objective to be a multi-service bank.

In addition, we perform certain transactions through our subsidiaries and controlled entities, including mainly Macro Bank Limited, Macro Securities S.A.U., Macro Fiducia S.A.U., Macro Fondos S.G.F.C.I. S.A., Argenpay S.A.U., Fintech SGR, Macro Agro S.A.U., BMA Valores S.A and BMA Asset Management S.G.F.C.I.S.A.

Our Class B shares have been listed and traded on the BYMA since November 1994 and traded on A3 Mercados since October 2015. Before March 5, 2025, A3 Mercados was known as the A3 Mercados. The trading symbol for both exchanges is ‘BMA’. Additionally, our ADSs have been trading on the NYSE since March 2006 under the symbol ‘BMA’.

B. Business overview

We are one of the leading private banks in Argentina and the largest in terms of number of branches, with an excellent face-to-face service complemented by digital channels. Through them, we provide solutions to key players that generate economic and social value (public sector, corporate companies and corporations), and promote the accessibility and financial inclusion of people from vulnerable sectors, professionals, entrepreneurs, and small and medium-sized companies. We substantially conduct our activities in Argentina.

In 2022, after a management evolution process, based on our history and culture, we launched the Corporate Strategy focused on proximity, people and sustainability. This Strategy was communicated internally and externally, being a milestone for us with its first massive communication campaign: that Argentina thinks big, in Macro (“que la Argentina piense en grande, en Macro”).

We believe this strategy offers significant opportunity for continued growth in our banking business. According to the Central Bank, as of December 31, 2024, we were ranked first in terms of branches, second in terms of net equity, and fourth in terms of total loans and in terms of total deposits among private banks in Argentina.

As of December 31, 2024, on a consolidated basis, we had:

•	Ps. 14,492,424.8 million (U.S.$14,036.2 million) in total assets;

•	Ps. 5,801,660.8 million (U.S.$5,619.0 million) in total loans and other financings;

•	Ps. 8,422,705.9 million (U.S.$8,157.6 million) in total deposits;

•	approximately 6.1 million retail customers and 0.2 million corporate customers; and

•	approximately, 1.1 million customers with employee payroll accounts for private sector and provincial governments and 0.8 million retiree customers.

Our consolidated net income for the fiscal year ended December 31, 2024, amounted to Ps. 326,491.2 million (U.S.$316.2 million), representing a return on average equity of 8.0% and a return on average assets of 2.4%.

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

Our competitive strengths

We believe we are well positioned to benefit from opportunities created by the economic and business environment in Argentina. Our competitive strengths include the following:

•

Strong financial position. As of December 31, 2024, we had excess of regulatory capital of Ps. 2,783,665.2 million (32.4% capitalization ratio). Our excess capital is aimed at supporting growth, and consequently, a higher leverage of our balance sheet.

•

Strong shareholders’ equity. As of December 31, 2024, 2023, and 2022, our total shareholders’ equity amounted to Ps. 4,050,712.6 million, Ps. 4,439,622.8 million and Ps. 3,473,590.9 million, respectively.

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

•

Largest private-sector branch network in Argentina. With 519 branches and 2,067 ATMs, as of December 31, 2024, we have the most extensive branch network among private-sector banks in Argentina. We consider our branch network to be our key distribution channel for marketing our products and services to our entire customer base with a personalized approach. In line with our strategy, approximately 89% of these branches are located outside of the City of Buenos Aires.

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

We also have been focusing our attention to develop good environmental, social and governance practices. In order to meet these objectives, on June 21, 2019, we, together with other founding banks and banking associations as honorary witnesses, subscribed the Sustainable Finance Protocol. This sustainable business protocol represents a milestone for Argentina, as sustainability is placed at the center of the agenda to address the climate change problematic. The protocol comprises 4 strategies:

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

Within this framework, we have developed a Corporate Banking Credit Policy that encompasses the analysis of less conventional risks, including environmental, labor, human rights and transparency aspects. In particular, some of the variables considered for analysis are the environmental impact management in regard to the handling of supplies, responsible use of natural resources, waste management, greenhouse gas emissions, publication of a Corporate Social Responsibility or Sustainability report, systematic development of private social investment with strategic alliances of civil society organizations with which we work and measurement of the impact on the community, implementation of a Code of Conduct or Business Ethics, certifications related to sustainable management, actions with customers that have a positive social or environmental impact, products with social and environmental purposes and inclusive purchases from vulnerable sectors, among others.

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

Client portfolio, products, and services

We focus on providing financial solutions tailored to each client, prioritizing service quality and the digitalization of processes and operations. We strive to ensure that our more than six million clients have an exceptional experience with us, fostering satisfaction and the primacy of our service across a broad portfolio of individuals, businesses, and organizations of various profiles that make up our clientele. With a portfolio of products and services for every type of person, company and organization, we seek to transmit drive and optimism to think big from a wide range of solutions and services with knowledge, proximity and innovation.

This commitment is reflected in our innovation and our ability to adapt in a constantly evolving financial environment, where digitalization and customer experience are fundamental pillars in strengthening our competitive position.

We offer relatively narrow range of standard products, which are generally available to both our retail and corporate customers. We have a holistic approach to our banking business and do not manage the Bank by segments or divisions or by customer categories, by products and services, by regions, or by any other segmentation for the purpose of allocating resources and assessing profitability. Our strategy is to grow our business, as demand for credit in Argentina increases, by focusing on cross-selling opportunities among our broad customer base. The following discussion of our business follows broad customer categories of retail and corporate as a way to understand who our customers are and the products and services that we provide.

The focus over the last three years was the Digital Ecosystemic Link, building a new approach methodology and value proposition, with solutions outside traditional banking services through partnerships with specialized providers in SmartCities, GovTech and HealthTech. In this way, we generated transversal business between the banks, becoming the bridge that links new clients that we had not accessed through traditional products.

The year 2024 was marked by the merger with Banco BMA S.A.U., with a meticulous effort to integrate portfolios, products, benefits, and solutions, combining the best of both organizations with a focus on caring for and enhancing the customer experience.

The composition of our customer portfolio is as follows:

Participation by Bank in the Portfolio	2024	2023(1)	2022(1)
Companies	40.0%	45.2%	36.7%
Individuals	46.6%	47.3%	59.0%
Corporate	11.9%	7.3%	4.0%
Government	1.1%	0.2%	0.3%
Finance	0.4%	0.1%	0.0%

Notes:-

(1)	Banco BMA not included.

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

The table below reflects the number of retail customers broken down by category as of December 31, 2024, 2023 and 2022:

Retail Customers by category	2024	2023(1)	2022(1)
Open Market	3,392,175	2,851,104	2,554,982
Plan Sueldo (private and public sector)	1,083,656	1,063,314	997,234
Retirees	816,077	766,474	733,375
Professionals and business and others	830,138	282,255	275,621
Total Retail Customers	6,122,046	4,963,147	4,561,212

Notes:-

(1)	Banco BMA not included.

Additionally, based on a thorough credit evaluation, we categorize our clients according to their profile and needs into: Macro Selecta, Preferential, Mass Market, and Young clients. We completed the integration and relaunch of customized offerings for our clients across different segments.

In 2024, the main management efforts were focused on the Macro Selecta, Salary Plan, and Retiree segments, with particular emphasis on enhancing the value proposition and strengthening relationships.

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

In the last years, the user experience was enriched through the incorporation of new functionalities in the mobile application, providing customers with the necessary agility in their daily operations, as well as in the process of registering and unlocking passwords. The value offering was reinforced through the introduction and renewal of benefits and incentives aligned with the changing needs and demands of the various customer segments.

Growth also continued in the area of digital payments and collections, driving bankability with the strategic support of MODO. The Bank continues to invest in digitalization and the reduction of cash usage, encouraging QR payments through virtual wallets to also include the unbanked population. In 2024, it expanded its user base within the digital payment wallet ecosystem (MODO, Google Pay, Apple Pay, viüMi, SAETA, and Macro Click).

This proactive approach reflects our ongoing commitment to innovation and adaptation to a constantly evolving financial environment.

In order to improve our customers’ experience, we implemented significant improvements in the 100% digital account opening process, allowing 7x24 management with the possibility of downloading the Macro App and starting to operate at the same time.

We continued working to improve the value proposition, with the objective of becoming the main bank for its customers. The sustained growth year after year, both in volume and quality of the packages, attests to this effort. The number of saving accounts increased by 8% by 2022, 9% by 2023 and 28% by 2024.

Our “debit card” service is critical within the framework of our strategy to increase customer transactions by encouraging the use of accounts. Debit card services also help to develop account balances into transactional accounts, as deposits increase, thereby expanding our demand deposit base. During 2024, we worked on optimizing the performance of accounts and packages with a focus on customer experience and process digitalization. Every year, we grow in volume and quality of accounts, expanding our market share. This is the result of our efforts to offer a value proposition that is increasingly adapted to new needs, with the aim of positioning ourselves as the bank of choice for our customers. For example, we developed the complete digitalization of account opening and management through digital channels at any time of the day and week, while we also extended the validity of debit cards so that customers could continue to make ATM withdrawals and not be forced to go to the branch.

The number of debit cards we issued, grew 26%, 10% and 11% in 2024, 2023 and 2022 respectively. Debit card consumption reached a growth of 113%. Active card accounts represent 21.97% of the total financial system.

The following table reflects the number of retail accounts as of December 31, 2024, 2023 and 2022:

Product	2024	2023(1)	2022
Savings
Total savings accounts	8,268,757	6,432,367	5,878,116
Open Market	4,059,858	3,319,680	2,948,394
Retirees	1,226,303	1,096,770	1,030,594
Plan Sueldo (private sector)	1,126,427	1,015,727	943,124
Plan Sueldo (public sector)	688,878	684,090	647,021
Professionals and business and others	3,496	316,100	308,983
Welfare Programs	1,163,795	—	—
Checking
Checking accounts	671,605	604,438	609,002
Electronic Account Access
Debit cards	6,408,185	5,102,078	4,642,475

Notes:-

(1)	Banco BMA not included.

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

2024

In 2024, the decline in inflation and the economy showing signs of greater stability also led to exponential growth in private credit, in addition to the return of mortgage credit. By December 2024, the stock of credit in Pesos to the private sector had increased by 49.4% year-over-year in real terms. Mortgage lending, though still below 2018-2019 levels, regained momentum in the second half of the year, growing 3.7% in real terms in December and 30.1% year-over-year, with approximately 3,200 new mortgage borrowers entering the financial system, mostly under UVA-adjusted loans.

We strengthened our offering of pre-approved personal loans with significant growth in our portfolio, but the most notable development was the launch of mortgage loans for first and second homes, with financing terms of up to 20 years. In particular, the “young line” stands out, aimed at clients under 30 years old with salary deposits at Banco Macro, with the option to combine contributions with their parents, allowing financing of up to 90% of the property’s value.

We continue to position ourselves as the leading private bank in benefit payments for the Plan Sueldo segment, reaching 816,077 people and managing a monthly payment volume exceeding $380 million. With the acquisition of Banco BMA, the portfolio was increased by more than 15,000 clients in this segment.

2023

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

In 2023 we improved our positioning in the retirement segment, reaching more than 760,000 retirees and pensioners, being the private bank with the largest number of beneficiaries and with a volume of benefits paid out that reaches more than Ps. 132,000 million every month. On the other hand, we launched the campaign for the recovery of retirees, aimed at people who decided to collect their assets in another bank.

2022

During 2022, a new direct sales channel was launched, which allowed us to bring financial products to people in a 100% digital way, so that they could access a loan or a card without having to go to a bank branch. This operation also allowed us to reach non-digital customers, with security measures that allow us to validate their identity with certainty.

As of December 31, 2024, 2023 and 2022, our consumer loan portfolio (without considering other financings) was as follows:

Consumer loan portfolio

(as of December 31, of each year)

(in millions of Pesos and as percentage of consumer loan portfolio)

	2024		2023(1)		2022(1)
Overdraft	37,028.89	1.1%	23,329.21	1.2%	18,119.24	0.7%
Documents	173,532.31	5.3%	114,047.54	5.6%	72,588.46	2.7%
Mortgage and pledge	430,211.11	13.1%	259,931.42	12.9%	322,134.03	12.0%
Credit Card	1,318,599.64	40.2%	1,008,914.05	49.9%	1,239,825.67	46.2%
Personal loans	1,153,882.96	35.1%	518,621.51	25.7%	966,935.84	36.1%
Others	169,924.98	5.2%	95,816.61	4.7%	61,453.33	2.3%
Total Consumer Loans	3,283,179.89	100.0%	2,020,660.35	100.0%	2,681,056.57	100.0%

Notes:-

(1)	Figures stated in millions of Pesos in terms of purchasing power of Peso as of December 31, 2024.

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

To remain competitive, we enhanced our value propositions for clients with salary deposits. This was achieved not only through organic growth but also through the acquisition of Banco Itaú Argentina S.A., resulting in a 19% year-on-year increase in the private sector and a 24% year-on-year increase in private companies with salary agreements.

Additionally, following the acquisition of Banco Itaú Argentina S.A., we added 55,000 clients to our Plan Sueldo segment and more than 3,000 corporate clients.

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

The corporate business is focused on classification by size and sector. We have five categories of corporate customers:

(1)	Businesses and Professionals, which includes individuals with commercial activity with an annual turnover of more than Ps. 35 million;

(2)	Small companies, which register up to Ps.20,000 million in annual turnover;

(3)	Medium-sized and corporate companies, which register more than Ps.20,000 million and less than Ps.150,000 million in annual turnover;

(4)	Agricultural companies, which include individuals and companies who operate in agriculture or in the commerce of agricultural products; and

(5)	Corporate companies which register more than Ps.150,000 million in annual turnover, and also include subsidiaries of multinational companies.

The following table reflects our portfolio breakdown, broken down by category as of December 31, 2024, 2023 and 2022:

	2024	2023(1)	2022
Corporate companies	23%	14%	10%
Medium sized companies	12%	18%	25%
SMEs	25%	20%	25%
Business and Professionals	9%	6%	6%
Agricultural companies	31%	42%	34%

Notes:-

(1)	Banco BMA not included.

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

In 2024, we experienced a remarkable 44% growth in new clients, driven by the acquisition of (and subsequent merger with) Banco Itaú Argentina S.A. and key initiatives such as the SME referral campaign and other regional actions focused on the value chain of corporate companies.

See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

2024

In 2024, to enhance the corporate client ecosystem, we focused on promoting actions to increase transaction volumes across all products, especially digital ones. Collaborating with salary plan teams nationwide, we also focused on growing its salary plan base by fully leveraging our extensive branch network.

With the merger with Banco BMA, we improved our value proposition for over 12,000 clients who joined the Business and Professionals and SMEs segments.

We continued to strengthen our commitment to the country’s growth by supporting SMEs with a more flexible and accessible credit offering, tailored to the needs of a constantly evolving economic environment. Digitalization is a key pillar of our strategy, providing SMEs with new self-management tools that significantly improve the customer experience. In addition, we offer the sector a comprehensive proposal that focuses on financial accompaniment, specialized advice and strengthening their growth through internationalization with support for foreign trade operations. Our presence in strategic sectors continues to be strengthened with the launching of wine banking. At the same time, we continue to position ourselves in the franchise sector through strategic alliances with Franchising Co. and the Guía Argentina de Franquicias (Argentine Franchise Guide).

Additionally, we sponsor the NAVES Argentina Program, in a partnership spanning over 10 years with IAE Business School—Universidad Austral’s Business School, to train and support the development of national SMEs and startups.

In 2024, the Business and Professionals segment saw a record client growth, driven by a leading market value proposition. Notable actions included the continued development of the referral campaign and new partnerships with trade chambers and professional associations.

In the Agro Banking sector, we continued to support the agricultural industry by offering solutions to help businesses grow sustainably. Under this approach, we expanded the ratings, with a consistent, cost-effective and competitive offering of working capital and investment financing rates. Through digital initiatives, we also encouraged self-management. Furthermore, we deepened our service model that integrates the entire Agro value chain, offering differentiated relationship management based on operational scale and revenue levels.

We maintained our matrix-based service model across divisions and the Megra Banking Management, where joint service was provided by Megra officers and product specialists. Permanent in-person client visits foster closer relationships and improved service quality. Additionally, the integration of innovative digital solutions to increase automation and productivity in treasury management had a significant positive impact on the client portfolio, boosting cross-sell or cross-sales opportunities.

Regarding our Agro Banking division (“Agro Banking”), we continued to support regional economies with tailor-made products for sectors such as tobacco, sugar and yerba mate, by financing all value chains from the primary producer to the industrial producer.

2023

During 2023, we focused on attracting new customers, achieving annual growth rates of 11% in Business and Professionals, 10% in SMEs, and 6% in Megra and Agro. At the same time, we increased the cross-selling of the different products, improving by 10% the number of employers of Plan Sueldo and by 8% the total number of crediting capita. We deepened the value chain of the Mining and Oil & Gas sectors, and the universe of franchises, leveraging the development of a comprehensive value proposition that includes, among other products, financing and new digital payment and collection solutions.

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

In 2023, the new matrix-based service model between the divisions and the Megra Banking Management, implemented in 2022, was further deepened due to the positive results achieved during its implementation. The joint approach to clients, involving Megra officers from each division along with product specialists (cash, trade, salary plan, investments), led to a significant increase in cross-selling while simultaneously improving service quality. Additionally, the integration of innovative digital solutions to enhance automation and productivity in treasury management had a widespread positive impact on the client portfolio.

We accompanied the SME segment with a better and more flexible credit offer, new self-management tools that improve the experience, digital collection and payment solutions that facilitate the daily management of customers, and the proximity and advice of specialized officers throughout the country. In addition, the year saw a significant growth in new clients as a result of the SME referral campaign and different regional actions carried out in the value chain of corporate companies. The alliance with Franchising Co. allowed us to organize events throughout the country, positioning ourselves as a benchmark bank in the franchise sector.

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

Finally, Banco Macro once again generated actions in conjunction with the Federal Investment Council (CFI), Acindar Pyme SGR and Cuyo Aval SGR in order to carry out operations with digital guarantees with the purpose of accelerating the process of execution of loans destined to the credit lines for the Productive Reactivation and for Regional Exportable Production.

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

We accompanied the countryside by expanding ratings, with a constant, profitable and competitive offer of financing rates for working capital and investment, standing out as an Argentine bank that closely accompanied the countryside, after a drought with a great impact on production levels and within the framework of a complex macroeconomic context. In this line, we boosted commercial interaction with more than 150 financing agreements (between manufacturers and suppliers of inputs), focused on the construction of digital solutions to be digital suppliers (Agro platform) and internal processes (New Agro Scoring) and on the incorporation of new non-banking commercial products within our commercial attention model, with the purchase of the Macroagro Grain brokerage firm, and the strategic alliance with the “Campo simple” input sales store within the Macroagro integral offer.

2022

In relation to Megra Banking, in 2022 we defined a new matrix service model between the divisions and the Megra Banking Management in order to provide better customer service. We approached the client jointly with the Megra officers of each division and the specialists of each product (including cash, management, foreign trade, payroll services, and investment solutions), to offer an integrated proposal to the client. We also incorporate digital solutions to optimize our clients’ treasury.

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

Also, lines of loans with funds from the Inter-American Development Bank (Programa Global de Crédito para la Reactivación del Sector Productivo) with support from FONDEP were made available, exclusively for the provinces of Catamarca, Salta and Tucumán, to promote productive investment by companies that invest in those jurisdictions and, throughout the country, a line of credit for SMEs to invest in goods for productive investment through leasing. In addition, a line of credit for SMEs to invest in goods for productive investment through leasing.

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

As of December 31, 2024, 2023 and 2022, our commercial loan portfolio (without considering other financings) was as follows:

	Commercial loan portfolio(1) (as of December 31, of each year) (in millions of Pesos and as percentage of commercial loan portfolio)
	2024		2023(2)		2022(2)
Overdraft	505,033.69	19.3%	609,500.61	29.8%	309,651.17	21.6%
Documents	829,923.56	31.8%	520,031.16	25.4%	421,766.12	29.5%
Mortgage and secured	196,559.65	7.5%	145,777.12	7.1%	162,788.11	11.4%
Consumer loans(3)	60,809.87	2.3%	46,884.39	2.3%	65,190.81	4.6%
Other	1,020,755.67	39.1%	726,165.93	35.5%	472,735.66	33.0%
Total Commercial Loans	2,613,082.44	100.00%	2,048,359.21	100.00%	1,432,131.86	100.00%

Notes:-

(1)

Including loans to micro credit institutions and commercial loans that, for the regulatory statements of debtors, was included as consumer portfolio following the criteria described in “Argentine Banking Regulation—Credit Portfolio.”

(2)	Figures stated in millions of Pesos in terms of purchasing power of Pesos as of December 31, 2024.
(3)	Includes credit card loans and personal loans.

Government banking

The responsibility of Government Banking Management is to manage the links and actions with the National, Provincial and Municipal Public Sector at both central and decentralized levels, as well as with the autonomous entities to which we provide financial services for their administration and the development of their communities.

Throughout 2024, we continued to support the development of regional economies and the growth of SMEs by expanding the availability of new financing lines. In the provinces of Salta and Jujuy, the regional governments subsidize a portion of the interest rate applicable to financing. In Misiones, subsidies are provided by the provincial government for the Productive Investment Financing Line (Línea de Financiamiento para la Inversión Productiva), as well as for specialized credit lines for tea producers and loans secured by work certificates. In San Juan, in collaboration with the provincial government, we promote a special financing line for investment projects, working capital, and technical assistance, funded through external sources, with a particular focus on productive renewal. Furthermore, together with various provinces, we have introduced working capital loan facilities secured by guarantees from Fintech S.G.R. and Alianza S.G.R., specifically intended to finance working capital needs.

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

In 2023 we increased the availability of credit lines backed by the national government and the provincial governments of Salta, Jujuy, Misiones, Catamarca, and Tucumán. These lines have rates subsidized by FONDEP and guarantees provided by FOGAR, to encourage investments and facilitate financing for both investment and working capital.

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

Investment banking and finance banking

We serve the Institutionalized Financial Sector, which is regulated by the Central Bank, which includes Public, Private, National and Foreign Banks, who maintain relationships with the Central Bank of the Argentine Republic. It also includes institutional investors (Workers’ Compensation Insurers (ART), Insurance Companies, etc.). We provide financial and investment banking services -funds, bonds, corporate bonds- within the capital market.

During the first half of 2024, a decline in economic activity and a reduction in real wages were observed, primarily affecting consumption. In this context, there was a decrease in volumes generated by recurrent issuers in the trust market.

However, in the second half of 2024, a drop in interest rates, greater stability in inflation indexes, and the extension of terms helped boost the issuance of financial trusts. The market remained focused on consumer financing, with a smaller portion dedicated to agricultural financing.

The number of participants in the securitization market remained limited, with activity concentrated in a few entities that routinely issue new financial trusts. Three consumer-related companies accounted for 68% of the year’s issuances in terms of volume.

We participated in the issuance of FF, with a total nominal accumulated amount of Ps. 273,801 million during 2024, representing 32% of the market’s frequent issuances, based on senior bond amounts.

Regarding the issuance and placement of notes, through Macro Securities, we have supported our clients, facilitating the placement of a total of Ps. 4,416,425 million, representing 49% of market issuances, measured in Pesos.

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

Despite the market conditions, we continued to maintain our leadership in organizing and financing FFs with public offerings. Thus we participated in the issuance of Ps. 127,301 millions (expressed in senior bonds) (amount not restated) of FF with public offering (54.72% of the issues, measured over the amount in Pesos of senior securities) and FF in the order of Ps. 6,202 millions (amount not restated) were pre-financed. It thus remains in the top 10 of the main issuers in the market, representing 90.03% of the total issuers (always measured in senior bond amount), accompanying 57.64% of such issuers. The remaining 9.97% is distributed among different entities in the market, including us.

Regarding the placement of corporate bonds, through Macro Securities we supported our clients in the issuance and placement of corporate bonds for an aggregate amount of Ps. 945,963 million (amount not restated), representing 49.85% of the market issuances, measured in Pesos. Notably, Banco Macro was the arranger, and Macro Securities was the underwriter of five green bonds for the financing of renewable energy projects. These corporate bonds are part of ByMA’s panel of Social, Green and Sustainable Bonds (SVS) and were allocated to renewable energy projects by Genneia and one by Surcos.

During 2022, we worked to assist clients with their first trust issuance in the market, expanding our client base. We also supported large demanders of capital market financing, such as retail companies and Megra clients related to the agricultural sector. In this sense, we participated in the issuance of Ps. 53,830 million (expressed in senior bonds) (amount not restated) of publicly offered financial trusts and prefinanced financial trusts in the order of Ps. 4,995 million (amount not restated).

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

Payments to suppliers

Our payments for supplier services enable our customers to meet their payment obligations to their suppliers on a timely basis through a simple and efficient system. This service also provides payment liquidations, tax payment receipts, invoices and any other documents required by the payer.

Collection services

Our collection services include cash or check deposits at our 519 branches, automatic and direct debits from checking or savings accounts and the transportation of funds collected from corporate customers to our branches for deposit. Our extensive branch network enables us to offer fast and efficient collection services throughout Argentina, which is of critical importance to both regional and nationwide companies.

Datanet and Interpymes

We provide our corporate clients with access to the Datanet service (“Datanet”), which is an electronic banking network linking member banks in Argentina. This service permits our clients to obtain reliable online information on a real-time basis from their bank accounts in Datanet as well as, to perform certain transactions.

Interpymes is an electronic banking system designed to meet the needs of small businesses

It does not require special installation procedures and is easily accessible through the internet, helping to simplify day-to-day operations for our customers.

Tax collection and financial agency services

We also have exclusive, long-term arrangements to provide tax collection and financial agency services to four provinces: Salta, Misiones, Jujuy and Tucumán. These contracts expire in 2026, 2029, 2034 and 2031, respectively.

Payroll services

We provide payroll services to four provinces and to the private sector. See “Item 4.B. Business Overview—Retail customers.”

Our distribution network

As of December 31, 2024, we had the largest private sector branch network in the country, with 519 branches spread throughout Argentina. In particular, in line with our strategy of expanding nationally, we have extensive coverage in the Argentine provinces with 89% of our branches located outside the City of Buenos Aires. Furthermore, as of December 31, 2024, we had 2,067 ATMs, 981 self-service terminals (“SSTs”) and several service points used for social security benefit payments and servicing of checking and savings accounts and internet home banking service (“Home Banking”). The following table breaks down the distribution of our branches per province as of December 31, 2024:

Province	Branches	% of total
City of Buenos Aires	57	10.98%
Buenos Aires (Province)	92	17.73%
Catamarca	1	0.19%
Chaco	1	0.19%
Chubut	6	1.16%
Cordoba	71	13.68%
Corrientes	3	0.58%
Entre Rios	10	1.93%
Formosa	—	—
Jujuy	18	3.47%
La Pampa	2	0.39%
La Rioja	2	0.39%
Mendoza	14	2.70%
Misiones	37	7.13%
Neuquén	6	1.16%
Rio Negro	6	1.16%
Salta	39	7.51%
San Juan	1	0.19%
San Luis	2	0.39%
Santa Cruz	2	0.39%
Santa Fe	103	19.85%
Santiago del Estero	2	0.39%
Tierra del Fuego	2	0.39%
Tucuman	42	8.09%
TOTAL	519	100.00%

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

Currently, we have 2,067 ATMs nationwide, representing a 13% increase over the previous year. Notably, we added 139 ATMs as part of the merger, boosting the presence of this channel in the Buenos Aires Metropolitan Area (AMBA).

Regarding process automation, by the end of the period, 792 ATMs (38% of the network) were equipped to accept deposits with immediate crediting. Additionally, we added cash-recycling ATMs to optimize availability and improve operations.

In 2024, we continued to focus on optimizing the customer experience through process digitalization. This effort encompassed both improving tools for self-management and remote operations, as well as simplifying procedures for in-person transactions, ensuring greater convenience and efficiency. Additionally, we prioritized enhancing the experience on our digital platforms.

We aimed to grow digitally, both in terms of offering and usability. The year 2024 saw significant growth, with a 24% increase in users across its digital channels, highlighted by a remarkable 466% increase in BancoChat users.

The total number of transactions through digital channels grew by 21%, with a notable 805% increase in transactions via BancoChat.

Digitalization is here to stay, as evidenced by the 2024 data:

•	the use of digital services at branches exceeded 70% of all transactions;

•

at the cashier counters, 73% of withdrawal transactions (accounting for more than 64% of all counter operations) were made using customer fingerprints for authentication, making the process quick, easy, and secure;

•	in post-sale transactions at Self-Service Terminals, 93% used biometric authentication;

•

at branches, the implementation of advanced origination allowed for almost 100% digitization of commercial processes, promoting the use of digital files and biometric holographic signatures, eliminating paper use and simplifying procedures; and

•	we operate ATMs independent of branches, offering cash withdrawals, balance inquiries, and other services.

In 2024, we processed 26,376,422 monthly transactions, maintaining its leadership in the Banelco network with the largest share of operations across the entire network, handling 42% of transactions with just 25% of the equipment.

We developed a project aimed at replacing its entire self-service terminal (“TAS”) network, which includes the renewal of all equipment and the development of a revamped proprietary network with the latest software and hardware.

We have 981 TAS machines distributed across our nationwide branch network, offering a wide range of services, including the ability to make deposits 24/7, every day of the year. In 2024, a total of 578,872 monetary transactions were processed via TAS, with the transaction volume increasing by 135% compared to 2023.

As part of the plan to reduce branch tasks, we continued to expand its network of intelligent terminals (“TASI”) in recent years, allowing customers to perform transactions more efficiently and eliminating waiting times at branches.

In line with the TAS renewal project, we deployed and launched 558 TASI units, bringing the total number of operational machines to 799 nationwide. These units feature advanced technology with significant benefits: a substantial increase in the number of bills processed per transaction, immediate crediting, and improved operational efficiency. Thus, we contributed to achieving the goal of improving operational efficiency in its branches and, most importantly, providing a better experience for its customers.

With a focus on proximity, digitalization and the transformation towards a new form of banking in Argentina, during 2023 the digital strategy was consolidated and deepened, leveraging on digital assets that we had already been developing and implementing.

We completed the implementation of our own biometrics system, which allows us to store the biometric features of customers (facial features and fingerprints) and perform transactions in self-management channels through this biometric identification, which reduces all kinds of friction, since the customer does not have to remember passwords and users, resolving them in a more efficient and secure way. This same process of biometric customer recognition began to be expanded to other sectors within the branch, such as the teller line, so that customers can now withdraw cash from their account with the use of their fingerprint, without the need for signatures.

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

During 2022, we improved the virtual assistant platform so that both customers and non-customers could, in addition of resolving queries, perform operations. In this way, they could: register accounts, find out where their cards are in distribution, unblock passwords, renew “fe de vida,” etc.

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

Human capital

We are employment facilitators at the federal level, we support the professional development of our employees, favoring diversity and inclusion in the work environment. Considering diversity as a competitive advantage, we worked on the promotion of an inclusive culture that guarantees equal opportunities and safe spaces to grow, express opinions and debate. In each area we promote a culture of non-discrimination, respect and appreciation of diversity and inclusion so that all people feel encouraged to be authentic and feel part of it. In 2024, we continued to work in three main areas: sexual diversity, equal opportunities and social inclusion.

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

We position ourselves as an institution that values and promotes a professional profile characterized by enthusiasm, adaptability, resilience, innovation, and a strong commitment to customers. In this context, we work towards building results-oriented teams that are capable of thriving in dynamic environments and share corporate values to grow, evolve, and become a fundamental driver in the lives of millions of Argentinians.

This year we have been distinguished with the #7 position in the annual Great Place to Work ranking in Argentina (based on our employees’ perception throughout 2024), consolidating us as one of the best companies to work in the country. This distinction reflects the cultural evolution of the organization, enabling us to improve 5 positions with respect to the previous year.

Within this framework, we continue to deepen our human capital model with a focus on people and the application of digital tools that allow employees to develop, think big and implement their tasks in an environment of trust and personal growth in order to attract, retain and retain the best talent.

Throughout 2024, we successfully integrated 1,292 new collaborators from Banco BMA. A series of initiatives facilitated their adaptation to the organization’s culture and processes, strengthening the integrated teams and solidifying the brand.

The recent merger with Banco BMA presented an opportunity to incorporate new talent, but also posed a significant challenge in terms of rapidly achieving cultural and team integration. The diversity of talents was embraced as a driving force for growth.

In 2023, with the philosophy of “para lograrlo, primero hay que pensar en grande,” we challenged the country and generated continuous growth, creating new sources of employment and ensuring the development of our teams for the new work environment.

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

Our Board of Directors created a Risk Management Committee (the “Risk Management Committee”) and appointed a Risk Management Manager and made them responsible for coordinating the application of risk management policies and the relevant responsible officers. For more information, see “Item 6.C. Board Practices.”

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

The Risk Management Department is in charge of Financing Risk, Credit Risk and Technology and Operational Risk areas. The primary procedures developed by the Risk Management Department are:

•

Stress tests: stress testing is a support tool for risk management and a complement to the results of risk measurement models. The objective of the tests is to assess our financial vulnerability potential in light of the sensitivity of the main variables affecting each risk.

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

We have implemented a series of measurement and risk control tools, including the regular monitoring of liquidity gaps, differentiated by currency, as well as various liquidity rations, including “bimonetary liquidity ratio,” “liquidity coverage ratio” (“LCR”), “net stable funding ratio” (“NSFR”), among others.

In the event of a liquidity crisis, we contemplate different actions within its contingency plan, such as: financing through interbank calls or borrowings against Central Bank; cash sale of securities portfolio; restriction in the granting of loans and increase in deposit interest rates in order to capture a greater volume of deposits. For more information, see note 52.2 to our audited consolidated financial statements as of December 31, 2024 and 2023.

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

The risks to which the investment portfolios are exposed are monitored through Montecarlo “Value at Risk” (“VaR”) simulation techniques. We apply the VaR methodology to calculate the market risk of the main positions taken and the maximum expected loss based on a series of assumptions for a variety of changes in market conditions. For more information see note 52.3 to our audited consolidated financial statements as of December 31, 2024 and 2023.

Interest rate risk

Interest rate risk is the potential for changes in our financial condition resulting from adverse fluctuations in interest rates, which could have an adverse effect on capital or earnings.

Within the framework of interest rate risk management, we have a series of policies, procedures and internal controls that allow us to monitor the variation of the net present value of assets, liabilities and off-balance sheet items under certain scenarios of disturbance and stress in interest rates risk through Montecarlo simulations. For more information see note 52.4 to our audited consolidated financial statements as of December 31, 2024 and 2023.

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

For more information see note 52.1 to our audited consolidated financial statements as of December 31, 2024 and 2023.

Operational and technological risk

Operational risk consists of the risk of suffering losses due to inadequate or failed internal processes, systems or persons or due to external events. This definition includes legal risk but excludes strategic and reputational risk.

Within such framework, the legal risk – which may arise internally or externally- comprises, among other aspects, the exposure to penalties, sanctions or other economic consequences or results for failure to comply with any rule or regulation or contractual obligation.

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

For more information on risk management processes see note 52 “Capital management, Corporate Governance Transparency Policy and Risk management” to our audited consolidated financial statements as of December 31, 2024 and 2023.

Competition

We believe that we have an important advantage over our competitors in providing banking products and services to small communities in some provinces of Argentina as a result of the close community relationships and strong loyalty we have developed over time with our customers in these areas.

We consider Banco Santander Argentina S.A., Banco de Galicia y Buenos Aires S.A.U., Banco BBVA Argentina S.A., Industrial and Commercial Bank of China (Argentina), Banco GGAL S.A. and Banco Patagonia S.A. to be our main competitors among private banks. We also compete with certain regional banks.

In the future, we expect competition to increase in corporate transactions products, long-term lending, mortgage lending and other secured financings, credit cards, personal loans, payroll services and investment management services.

Competitive landscape

We are the sixth-largest private bank in Argentina in the overall ranking, in terms of total loans and total deposits as of December 31, 2024. In terms of net equity, we rank second among private banks and third in the overall ranking of banks in Argentina as of December 31, 2024.

Below are the rankings of banks across these metrics, figures were prepared based on Central Bank methodology:

Total Loans as of December 31, 2024

	Bank	Ps. Million	Market Share
1	Banco de la Nación Argentina(1)	15,042,960	20%
2	Banco de Galicia y Buenos Aires(2)	10,728,360	14%
3	Banco Santander Argentina S.A.	7,557,508	10%
4	Banco BBVA Argentina S.A.	7,122,613	10%
5	Banco de la Provincia de Buenos Aires(1)	5,830,674	8%
6	Banco Macro S.A.	5,752,085	8%
7	Industrial and Commercial Bank of China (Argentina) S.A.	2,455,604	3%
8	Banco Patagonia S.A.	2,224,674	3%
9	Banco Supervielle S.A.	2,100,466	3%
10	Banco de la Provincia de Córdoba S.A.(1)	1,865,369	3%
	Remainder of the Financial System	13,569,839	18%
	Total Financial System	74,250,151	100%

Notes:-

(1)	Public sector banks.
(2)	Galicia includes Banco GGAL Galicia Mas (formerly HSBC).

Source: Central Bank. Figures were prepared based on Central Bank methodology.

Total Deposits as of December 31, 2024

	Bank	Ps. Million	Market Share
1	Banco de la Nación Argentina(1)	31,046,333	23%
2	Banco de Galicia y Buenos Aires S.A.U.(2)	17,378,048	13%
3	Banco Santander Argentina S.A.	13,228,110	10%
4	Banco de la Provincia de Buenos Aires(1)	10,700,867	8%
5	BBVA Argentina S.A.	9,961,696	7%
6	Banco Macro S.A	8,403,443	6%
7	Banco de la Ciudad de Buenos Aires	4,861,000	4%
8	Banco Credicoop Limitado	4,660,565	3%
9	Industrial and Commercial Bank of China (Argentina) S.A.	4,655,878	3%
10	Banco Patagonia S.A.	4,133,218	3%
	Remainder of the Financial System	27,739,780	20%
	Total Financial System	136,768,937	100%

Notes:-

(1)	Public sector banks.
(2)	Galicia includes Banco GGAL Galicia Mas (formerly HSBC).

Source: Central Bank. Figures were prepared based on Central Bank methodology.

Equity as of December 31, 2024

		Ps. Million	Market Share
1	Banco de la Nación Argentina(1)	15,261,360	30%
2	Banco de Galicia y Buenos Aires S.A.U.(2)	5,854,045	11%
3	Banco Macro S.A.	4,049,518	8%
4	Banco Santander Argentina S.A.	3,408,809	7%
5	Banco de la Provincia de Buenos Aires	3,006,616	6%
6	Banco Credicoop Limitado	2,596,101	5%
7	BBVA Argentina S.A.	2,578,864	5%
8	La Sucursal de Citibank. N.A. establecida en la República Argentina	1,700,327	3%
9	Banco de la Ciudad de Buenos Aires	1,620,790	3%
10	Industrial and Commercial Bank of China (Argentina) S.A.	1,585,910	3%
	Remainder of the Financial System	9,531,863.2	19%
	Total Financial System	51,194,202	100%

Notes:-

(1)	Public sector banks.
(2)	Galicia includes Banco GGAL Galicia Mas (formerly HSBC).

Source: Central Bank. Figures were prepared based on Central Bank methodology.

There is a large concentration of branches in the City of Buenos Aires and in the province of Buenos Aires for the financial system as a whole, as shown by the following table. However, we have the most extensive private-sector branch network in Argentina and a leading regional presence holding 59.7% of our total branches in six provinces including Santa Fe, Córdoba, Misiones, Salta, Tucumán and Jujuy.

	As of December 31, 2024
	Banking System		Banco Macro		Market Share
Province	Branches	% of total	Branches	% of total	(% share of total of branches in each Province)
City of Buenos Aires	704	16.2%	57	11.0%	8.1%
Buenos Aires (Province)	1,393	32.1%	92	17.7%	6.6%
Catamarca	20	0.5%	1	0.2%	5.0%
Chaco	66	1.5%	1	0.2%	1.5%
Chubut	71	1.6%	6	1.2%	8.5%
Cordoba	450	10.4%	71	13.7%	15.8%
Corrientes	81	1.9%	3	0.6%	3.7%
Entre Rios	127	2.9%	10	1.9%	7.9%
Formosa	29	0.7%	0	0.0%	0.0%
Jujuy	37	0.9%	18	3.5%	48.6%
La Pampa	75	1.7%	2	0.4%	2.7%
La Rioja	27	0.6%	2	0.4%	7.4%
Mendoza	164	3.8%	14	2.7%	8.5%
Misiones	69	1.6%	37	7.1%	53.6%
Neuquén	80	1.8%	6	1.2%	7.5%
Rio Negro	80	1.8%	6	1.2%	7.5%
Salta	72	1.7%	39	7.5%	54.2%
San Juan	38	0.9%	1	0.2%	2.6%
San Luis	42	1.0%	2	0.4%	4.8%
Santa Cruz	52	1.2%	2	0.4%	3.8%
Santa Fe	484	11.2%	103	19.8%	21.3%
Santiago del Estero	57	1.3%	2	0.4%	3.5%
Tierra del Fuego	24	0.6%	2	0.4%	8.3%
Tucuman	94	2.2%	42	8.1%	44.7%
Total	4,336	100%	519	100.0%	12.0%

Source: Argentine Central Bank

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

Liquidity and solvency requirements

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

Permitted activities and investments

The Financial Institutions Law governs all individuals and entities that perform habitual financial intermediation and, as such, are part of the financial system, including commercial banks, investment banks, mortgage banks, financial companies, savings and loan companies for residential purposes and credit unions. Except for commercial banks, which are authorized to conduct all financial activities and services that are specifically established by the law or by regulations of the Central Bank, the activities that may be carried out by Argentine financial entities are set forth in the Financial Institutions Law and related Central Bank Rules. Commercial banks are allowed to perform any and all financial activities inasmuch as such activities are not forbidden by law. Some of the activities permitted for commercial banks include the ability to (i) receive deposits from the public in both local and foreign currency; (ii) underwrite, acquire, place or negotiate debt securities, including government securities, in both exchange and over-the-counter (“OTC”) markets (subject to prior approval by the CNV, if applicable); (iii) grant and receive loans; (iv) guarantee customers’ debts; (v) conduct foreign currency exchange transactions; (vi) issue credit cards; (vii) act, subject to certain conditions, as brokers in real estate transactions; (viii) carry out commercial financing transactions; (ix) act as registrars of mortgage bonds; (x) participate in foreign exchange transactions; and (xi) act as fiduciary in financial trusts. In addition, pursuant to the Financial Institutions Law and Central Bank Communication “A” 3086, as amended, commercial banks are authorized to operate commercial, industrial, agricultural and other types of companies that do not provide supplemental services to the banking services (as defined by applicable Central Bank Rules) to the extent that the commercial bank’s interest in such companies does not exceed 12.5% of its voting stock or 12.5% of its capital stock. Nonetheless, if the aforementioned limits were to be exceeded, the bank should (i) request Central Bank’s authorization; or (ii) give notice of such situation to the Central Bank, as the case may be. However, even when commercial banks’ interests do not reach such percentages, they are not allowed to operate such companies if (i) such interest allows them to control a majority of votes at a shareholders’ or board of directors’ meeting, or (ii) the Central Bank does not authorize the acquisition.

Furthermore, according to the Central Bank´s rules regarding “Complementary Services of the Financial Entities and Allowed Activities,” as amended, commercial banks are authorized to operate in local or foreign companies that have one or two of the exclusive corporate purposes listed in section 2.2 of said rules, in which the commercial bank’s interest either exceeds 12.5% of such companies’ voting stock or allows the commercial bank to control a majority of votes at a shareholders’ or board of directors’ meeting. The financial entities shall give notice to the Superintendency if the corporate purposes of such companies include any of the corporate purposes listed in section 2.2 of Central Bank rules regarding “Complementary Services of the Financial Entities and Allowed Activities.” Financial institutions are prohibited from conducting or facilitating transactions involving digital assets—including crypto-assets and those whose returns are determined based on their price fluctuations—unless such assets are authorized by a competent national regulatory authority or the Central Bank.

Under Central Bank Rules regarding to “Minimum Capital Requirements for Financial Institutions,” the holdings of a commercial bank in the capital stock of third parties, including participations in mutual funds, shall not exceed 60% of the Computable Regulatory Equity (“RPC”¸ as per its acronym in Spanish) of such commercial bank. In addition, the total amount of a commercial bank’s holdings, considered as a whole, in (i) unlisted shares, excluding holdings in companies that provide complementary services to the financial activity and holdings in state-owned companies that provide public services, (ii) listed shares and mutual fund shares that do not trigger minimum capital requirements on a market risk bases, and (iii) publicly traded shares that do not have a “market price available to the general public,” is limited to 15% of such commercial bank’s RPC. For this purpose, a given market price of the shares is considered to be “available to the general public” when market rates that measure the daily volume of significant transactions are available, and the sale of such shares held by such bank would not materially affect the share price.

Operations and activities that banks are not permitted to perform

Section 28 of Financial Institutions Law prohibits commercial banks from: (a) creating liens on their assets without prior approval from the Central Bank, (b) accepting their own shares as security, (c) conducting transactions with their own directors or managers and with companies or persons related thereto under terms that are more favorable than those regularly offered in transactions with other clients, and (d) carrying out commercial, industrial, agricultural or other activities without prior approval of the Central Bank, except those considered financially related activities under Central Bank´s Rules (this is, Central Bank rules regarding “Complementary Services of the Financial Entities and Allowed Activities”). Notwithstanding the foregoing, banks may own shares in other financial institutions with the prior approval of the Central Bank, and may own shares or debt of public services companies, if necessary to obtain those services.

Legal reserve

Pursuant to the Financial Institutions Law, we are required to maintain a legal reserve which must be funded with no more than 20% and no less than 10% of yearly income. Yet, pursuant to Central Bank Rules, we are required to maintain a legal reserve which is funded with 20% of our yearly income determined in accordance with Central Bank Rules. This reserve can only be used during periods in which a financial institution has incurred losses and has exhausted all other reserves. If a financial institution does not comply with the required legal reserve, it is not allowed to pay dividends to its shareholders.

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

The capital composition to be considered in order to determine compliance with minimum capital requirements is the financial institution’s RPC (rules regarding to “Minimum Capital Requirements for Financial Institutions,” as amended).

Basic minimum capital

As from May 23, 2024, the basic minimum capital requirement to be observed by financial institutions is as follows:

Banks	Other financial institutions (Except Cooperative Credit Unions)
Ps. 5,000 million	Ps. 2,500 million

Likewise, financial entities in operation as of Junes 1, 2024, must comply with the basic capital requirement set forth in the table above as of January 1, 2025. From June 1, 2024, until December 31, 2024, such operating entities shall apply the requirements set forth in the following table:

Banks	Other financial institutions (Except Cooperative Credit Unions)
Ps. 1,500 million	Ps. 700 million

Financial institutions in operation as of June 1, 2024, that do not meet the integration of the basic capital requirement as outlined in the previous paragraph and/or the basic capital requirement from January 1, 2025, according to the information that we are periodically required to send to Central Bank pursuant to the “Business Plan and Projections and Capital Self-Assessment Report” information regime, which includes the submission of a compliance program to Superintendency within 20 calendar days following the registration or projection of non-compliance, respectively, which must not exceed a 6-month period to meet the basic requirement.

Regulatory capital of financial institutions: Tier 1 and Tier 2 capital regulations

Argentine financial institutions must comply with guidelines similar to those adopted by the Basel Committee on Banking Regulations and Supervisory Practices, as amended in 1995 (the “Basel Rules”). In certain respects, however, Argentine banking regulations require higher ratios than those set forth under the Basel Rules.

The RPC is determined by the following formula:

RPC = PNb + PNc

Where:

•	RPC: Computable equity liability (total regulatory capital).

•	PNb: Basic net worth (Tier 1 capital), calculated as: PNb = COn1—CDCOn1 + CAn1—CDCAn1

•	COn1: Ordinary Tier 1 capital.

•	CDCOn1: Deductible items from ordinary Tier 1 capital.

•	CAn1: Additional Tier 1 capital.

•	CDCAn1: Deductible items from additional Tier 1 capital.

•	PNc: Complementary net worth (Tier 2 capital), net of corresponding deductions (CDPNc).

The Central Bank takes into consideration a financial institution’s RPC in order to determine compliance with capital requirements.

Tier 1 Capital

COn1 Capital – Ordinary Tier 1 capital

COn1 includes the following net worth items:

(i)	capital stock (excluding preferred stock);

(ii)	non-capitalized capital contributions (excluding share premium);

(iii)	adjustments to shareholders’ equity;

(iv)	earnings reserves (excluding the special reserve for debt instruments);

(v)	unappropriated earnings;

(vi)	other results either positive or negative, in the following terms:

(a)

100% of net earnings or losses recorded until the last quarterly financial statements with limited review report, corresponding to the last full fiscal year and in respect of which the auditor has not issued the audit report;

(b)	100% of net earnings or losses for the current year as of the date of the most recent audited quarterly financial statements;

(c)	50% of profits or 100% of losses for the most recent audited quarterly or annual financial statements; and

(d)	100% of losses not shown in the financial statements, arising from quantification of any facts and circumstances reported by the auditor;

(vii)	other comprehensive income:

(a)

100% of the results recorded in the following items: revaluation of property, plant and equipment and intangibles; gains or losses on financial instruments at fair value with changes in other comprehensive income,

(b)	100% of the debit balance of each of the items recorded in other comprehensive income not mentioned in section a) above.

The recognition of these concepts, registered in accounts of other comprehensive income or other accumulated comprehensive income, as appropriate, will be made in accordance with the terms of sections 8.2.1.5. or 8.2.1.6., as the case may be, of Central Bank Rules regarding “Minimum Capital Requirements for Financial Institutions.”

(viii)	share premiums of the instruments included in COn1; and

(ix)

in the case of consolidated entities, it also includes minority shareholdings (common shares issued by subsidiaries subject to consolidated supervision and belonging to third parties, if certain criteria are met).

The mentioned concepts will be reduced by applicable deductible items, as defined by the relevant regulations.

In order for the shares to fall under COn1, at the time of issuance, the financial entity must not generate any expectation that such shares will be reacquired, redeemed or amortized, and the contractual terms must not contain any clause that might generate such an expectation.

Deductible Concepts from Tier 1 ordinary capital (COn1)

The above-mentioned items will be considered without certain deductions pursuant to subsection 8.4.1 and 8.4.2 (as applicable) of Central Bank Rules regarding “Minimum Capital Requirements for Financial Institutions,” as amended.

Concepts deductible from COn1 include, among other things:

(i)

the positive difference resulting from comparing the amount of the regulatory provision—derived from the application of the “Minimum Provisions for Credit Risk” regulations—or the accounting provision corresponding to the balance of accounts as of November 30, 2019, whichever is greater, and the accounting provision derived from the application of Section 5.5 “Impairment” of IFRS 9. Before any deduction, the amount of the provision for credit risk related to the “normal situation” portfolio, computed as supplementary net worth, must be absorbed.

(ii)

favorable balances arising from the application of the minimum presumed income tax—net of provisions—that exceed 10% of the Tier 1 capital (PNb) for the previous month, and favorable balances arising from deferred tax assets;

(iii)	deposits maintained in a corresponding account with a foreign financial institutions that are not rated as “investment grade,”

(iv)

debt securities not held by the relevant financial institutions, except in the case of securities registered by or in custody of the Central Bank (CRYL), Caja de Valores S.A., Clearstream, Euroclear or the Depository Trust Company,

(v)	securities issued by foreign governments whose credit rating is less than ‘investment grade’ according to Communication “A” 5671, as amended;

(vi)	subordinated debt instruments issued by other financial institutions;

(vii)	shareholders;

(viii)

real property added to the assets of the financial entity and with respect to which the title deed is not duly recorded at the pertinent Argentine real property registry, except where such assets shall have been acquired in a court-ordered auction sale;

(ix)	intangible assets, net of the respective accumulated depreciation;

(x)	items pending allocation, debtor balances and others;

(xi)

certain assets or other concepts, as required by the Superintendency resulting from differences between carry amount and the fair value of assets or actions taken to distort or disguise the true nature or scope of operations;

(xii)	any deficiencies due to insufficient provisions for bad debt risk resulting from the application of Section 5.5. “Impairment of Value” under IFRS 9, as determined by the Superintendency;

(xiii)	any deficiencies due to insufficiency in the calculation of regulatory provisions in accordance with the regulations on “Minimum Provisions for Bad Debt Risk” as determined by Superintendency;

(xiv)	equity interests in companies that have the following activities:

(a)	financial assistance through leasing or factoring agreements,

(b)	transitory equity acquisitions in other companies in order to further their development to the extent the ultimate purpose is selling such interest after development is accomplished, and

(c)	credit, debit and similar cards emissions;

(xv)	the excess to the limits set forth for secured assets on Section 3 of the rules on “Affectation of Restricted Assets;”

(xvi)

the highest balance of that month’s financial assistance granted during the month, where the advance payments set forth in Section 3.2.5 of the rules on “Lending to the non-financial public sector” surpass the authorized limit and/or are not settled within the terms established therein;

(xvii)

income from sales relating to securitization transactions, as applicable, pursuant to the provisions of Sections 3.1.4., 3.1.5.1. and 3.1.5.2. of Central Bank Rules regarding “Minimum Capital Requirements for Financial Institutions,” and from portfolio sales or assignments with recourse. This deduction can be applied as long as the credit risk still persists and to the extent in which the capital requirement for the underlying exposures or the sold or assigned portfolio with recourse is maintained;

(xviii)

in the case of liabilities from derivatives accounted for at fair value, unrealized gains or losses due to changes in the financial institution’s credit risk will be deductible. The deduction will be limited to the financial institution’s own credit risk adjustments only plus or minus, as the case may be); such adjustments may not be offset against adjustments for counterpart risk;

(xix)

equity interests in financial institutions subject to consolidated oversight, except where not permitted due to the existence of deductible amounts; or in the case of foreign financial institutions. In these cases, the deductions will be the net amount of the allowance for impairment and, when controlled financial institutions subject to the provisions of Section 8.2.1.6., item iii) are involved, the deductions will be 50% of the net amount of profits derived by these entities on a proportional basis to their respective interests.

CAn1 Capital

CAn1 includes certain debt instruments of financial entities not included under COn1 that meet the regulatory criteria established in section 8.3.2 of the rules regarding “Minimum Capital Requirements for Financial Institutions,” as amended and supplemented, and share premiums resulting from instruments included in CAn1. Furthermore, in the case of consolidated entities, it includes instruments issued by subsidiaries subject to consolidated supervision and belonging to third parties, pursuant to applicable regulatory requirements.

The items mentioned in the previous paragraph will be reduced, if applicable, by the deductible concepts described in the previous section (See “Item 4.B. Business Overview—Deductible Concepts from Tier 1 ordinary capital (COn1).”)

Moreover, instruments included under CAn1 must comply with the following requirements:

(1)	Must be totally subscribed and paid in full.

(2)

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

(3)	Must not be insured or guaranteed by the issuer or a related entity, and with no agreement improving, either legally or economically, the payment priority in the case of the entity’s bankruptcy.

(4)

They shall not contemplate any type of capital payment, except in the case of liquidation of the financial entity. Provisions gradually increasing remuneration or other incentives for anticipated amortization are not allowed.

(5)	After five (5) years, as from the issuance date, the financial entity can buy back the debt instruments if:

(i)	it has the prior authorization of the Superintendency;

(ii)	the entity does not create any expectations regarding the exercise of the purchase option; and

(iii)

the debt instrument is replaced by a RPC of equal or greater value sustained by its revenue capacity, or if it is demonstrated that once the purchase option is exercised, its RPC significantly exceeds at least by 20% of the minimum capital requirements.

(6)

Any capital repayment requires previous authorization from the Superintendency. In the case of a capital repayment, the financial entity must not create any market expectations regarding the granting of such authorization.

(7)

The financial entity can cancel dividends/interest coupons at any time and at its sole discretion, which shall not be considered the default in itself and shall not grant bondholders the right to demand the conversion of their notes into ordinary shares. Furthermore, there shall be no restrictions to the financial entity, except with respect to dividend distribution to the shareholders.

(8)

The payment of dividends/interest coupons shall be carried out through the noting of distributable entries, in the terms of the regulations on “Earnings Distributions” (See “Item 4.B. Business Overview—Economic Capital—Requirements applicable to dividend distribution”).

(9)	The included dividends/interest coupons shall not have periodic adjustments because of the financial entity’s credit risk.

(10)	They should not have been bought by the financial entity or any other entity over which the financial entity has control or significant influence.

(11)	They should not have been bought with direct or indirect financing from the financial entity.

(12)	They shall not contain elements that make re-capitalization difficult.

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

Complementary Net Worth (NWc or PNc): Tier 2

Tier 2 Capital includes:

(i)

certain debt instruments of financial entities which are not included in Tier 1 Capital and meet the regulatory criteria established in section 8.3.3 of the rules regarding “Minimum Capital Requirements for Financial Institutions” as amended and supplemented,

(ii)	share premium from instruments included in Tier 2 Capital, and

(iii)

loan loss provisions on the loan portfolio of debtors classified as being in a “normal situation” pursuant to Central Bank Rules on debtor classification and of financing with preferred security “A” not exceeding 1.25% of the assets measured for credit risk.

Additionally, in the case of consolidated entities, Tier 2 Capital includes debt instruments issued by subsidiaries subject to a consolidated supervision and belonging to third parties, if they meet the criteria in order to be included under NWc.

The concepts mentioned in the preceding points shall be deducted, if applicable, by the deductible items provided in Section 8.4.2 of the rules regarding “Minimum Capital Requirements for Financial Institutions.”

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

upon the decision to capitalize the financial entity with public funds, in the context of the application of Section 35 bis of the Financial Institutions Law, due to the impact on its liquidity and solvency.

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

(i)

Investments in computable instruments under the financial entity’s RPC not subject to consolidated supervision when the entity owns up to 10% of the issuer’s ordinary capital according to the following criteria:

(a)	investments include direct, indirect or synthetic interests;

(b)	investments include the acquired net position;

(c)	the holding of securities subscribed to be sold within a five business day term may be excluded; and

(d)

the investments in capital instruments that do not satisfy the criteria to be classified as COn1 (Common Equity Tier 1), CAn1: (Additional Tier 1 capital) or NWc (Complementary Net Worth) of the financial institution shall be regarded as COn1 –common equity shares, for the purposes of this regulatory adjustment.

If the aggregate amount of these interests in the capital of financial institutions, companies providing services supplementary to the financial industry and insurance companies – which individually represent less than 10% of the COn1 of each issuer– exceeds 10% of the COn1 of the financial institution, net of applicable deductions, the amount over such 10% shall be deducted from each capital tier in accordance with the following method:

(a)	Amount to be deducted from COn1: aggregate excess amount over 10% multiplied by the proportion represented by the COn1 holdings over the aggregate equity interests;

(b)	Amount to be deducted from CAn1: aggregate excess amount over 10% multiplied by the proportion represented by the CAn1 over the aggregate equity interests.

(c)	Amount to be deducted from NWc: aggregate excess amount over 10% multiplied by the proportion represented by the NWc holdings over the aggregate equity interest.

If the financial institution does not have enough capital to make the deduction pertaining to a particular capital tier, the remaining amount shall be deducted from the next higher level. Amounts below the threshold, which are not deducted, are weighted based upon the risk or are taken into account in the calculation of the market risk requirement, as applicable.

(ii)

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

(a)

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

(b)

The net acquired position is included, i.e., the gross acquired position less the position sold in the same underlying exposure, when this has the same duration than the acquired position or its residual life is at least one year;

(c)	The holding of securities underwritten to be sold within a five business day term may be excluded;

(d)

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

(iii)	Own repurchased instruments that satisfy the criteria for being included in CAn1 or NWc must be deducted from the applicable capital tier.

Limits

Rules regarding “Minimum Capital Requirements for Financial Institutions,” as amended and supplemented, establish minimum thresholds regarding capital integration:

(i)	for COn1, the amount resulting from multiplying the capital RWA by 4.5%;

(ii)	for NWb, the amount resulting from multiplying RWA by 6%; and

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

RWA: risk weighted assets

RWAc: credit risk weighted assets

MR: minimum capital requirement for market risk

OR: minimum capital requirement for operational risk

Economic Capital

The Central Bank’s “Financial Entities Risk Management Guidelines,” as amended and supplemented, require financial institutions to have an integrated global internal process in place to assess the adequacy of their economic capital based on their risk profile (the “Internal Capital Adequacy Assessment Process” or “ICAAP”), as well as a strategy aimed at maintaining their regulatory capital. If, as a result of this internal process, it is found that the regulatory capital is insufficient, financial institutions must increase regulatory capital based on their own estimates to meet the regulatory requirement.

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

As part of its review of compliance with Central Bank regulations, including “Minimum Capital Requirements for Financial Institutions” and “Consolidated Supervision,” the Superintendency assesses the institution’s internal economic capital adequacy process. If the Superintendency finds the ICAAP results unsatisfactory or identifies non-compliance, it may take several actions.

The Central Bank expects financial institutions to operate above the minimum capital requirements. If necessary, the Superintendency may require higher regulatory capital levels based on specific risks not fully addressed by the regulations. The Superintendency may also mandate increased capital for certain risks specific to the institution or the economy.

Capital adequacy for interest rate risk in the investment portfolio (“IRRBB”) must be addressed in the ICAAP, aligned with the institution’s risk appetite. The capital requirement should be based on risk measurement methodologies and assumptions, ensuring sufficient capital for both current and future risks.

Financial institutions must ensure capital adequacy for IRRBB, developing their own methodologies tailored to their risk profile. The impact of IRRBB on economic value and future results must be considered, including potential effects on capital margins due to unforeseen outcomes. Capital adequacy assessments for IRRBB should consider:

(i)	the magnitude and duration of internal limits on IRRBB exposures and whether these limits are reached when calculating capital needs;

(ii)	the effectiveness and cost of hedging open positions based on interest rate expectations;

(iii)	the sensitivity of internal IRRBB measures to key assumptions in the models;

(iv)	the impact of stress scenarios and shocks on positions related to different interest rate indices (basis risk);

(v)	the effect on economic value and net interest income from mismatches in different currencies;

(vi)	the impact of implied losses (the difference between book value and economic value when resulting in a loss);

(vii)	capital distribution among entities within a group, and total capital adequacy on a consolidated basis;

(viii)	underlying risk factors; and

(ix)	circumstances under which the risk may materialize.

The capital adequacy results for IRRBB should be included in the ICAAP and translated into capital needs for business lines.

Entities in Group “A” must use internal models to quantify economic capital needs based on their risk profile within the ICAAP framework.

Entities in Groups “B” or “C” may choose between using internal models or applying a simplified methodology for quantifying economic capital needs, with the decision made by the Board of Director. Those opting for the simplified methodology must adhere to general risk management provisions. Group B or C entities which have opted for the simplified methodology shall apply the following expression:

EC = (1.05 x MC) + max [0; U EVE – 15 % x NWb)]

Where:

EC: economic capital based on the risk profile (ICAAP).

MC: minimum capital requirements as provided in Section 1.1 of the “Minimum Capital Requirements for Financial Institutions” regulations.

EVE: measure of risk calculated according to a standardized framework foreseen in section 5.4 of the Central Bank’s “Financial Entities Risk Management Guidelines”

NWb: basic net worth (tier 1 capital)

Requirements applicable to dividend distribution

Dividends are calculated based on our statutory financial statements of the Bank, and prepared under Central Bank Rules, which differ in certain aspects from IFRS. The Central Bank has imposed restrictions on the payment of dividends, substantially limiting the ability of financial institutions to distribute such dividends subject to compliance with the rules set forth in the regulations on “Earnings Distributions,” by the Central Bank, under the criterion that the amount to be distributed cannot affect the institution’s liquidity and solvency, which shall be verified by the satisfaction of certain requirements, on a consolidated basis.

Such regulations provide that the payment of dividends (other than dividends on common shares), the acquisition of treasury shares, the payment on other tier 1 equity instruments (as determined in accordance with the provisions set forth in the rules on “Minimum Capital Requirements for Financial Institutions”) and/or the payment of financial incentives (bonuses) to personnel – in this case, subject to the public order labor regulations (legal, statutory and contractual) governing the financial institutions’ relationships with their personnel– shall be subject to the regulations on “Earnings Distributions.”

Institutions may distribute earnings up to the positive amount derived from the off-balance sheet calculation set forth herein, without exceeding the limits set forth in the regulations on “Earnings Distributions.”

To such effect, the registered balances, as of the end of the fiscal year to which they belong, in the “Unappropriated Retained Earnings” account and in the voluntary reserve for future distributions of earnings shall be computed, deducting the amounts – recorded on the same date – of the legal and statutory reserves – whose creation is mandatory – and the following concepts:

(1)	100 % of the negative balance of each of the items recorded under “Other comprehensive retained earnings.”

(2)	The result derived from the revaluation of property, plant and equipment and intangible assets and investment properties.

(3)

The net positive difference resulting from the calculation at amortized cost and the fair market value recorded by the financial institution in connection with sovereign bonds and/or currency regulation instruments issued by the Central Bank for such instruments valued at amortized cost.

(4)

The asset valuation adjustments notified by the Superintendency – whether accepted or not by the institution –, that are pending registration and/or those indicated by the external audit that have not been accounted.

(5)	The individual deductibles – regarding asset valuation – established by the Superintendency, including the adjustments derived from the failure to consider agreed adjustment plans.

In addition, financial institutions shall not distribute earnings out of the income derived from the first application of IFRS and are obliged to create a special reserve which shall only be reversed for capitalization purposes or to absorb possible negative balances in the item “Unappropriated Retained Earnings.”

The amount to be distributed, which shall not exceed the limits set forth by the Central Bank, shall not compromise the liquidity and solvency of the institution. This requirement shall be considered satisfied once it has been verified that there are no integration defects in the minimum capital position – whether individual and consolidated – as of the end of the fiscal year to which the unappropriated retained earnings pertain or in the last closed position, whichever has the lesser integration excess, recalculating them together (for such purpose only) with the following effects based on the data relevant as of each such date:

(i)	Those arising after deducting the concepts set forth above in items 1 to 5 above, if applicable, from the assets.

(ii)	The failure to consider the deductibles established by the Superintendency affecting the requirements, integrations and minimum capital position.

(iii)	The deduction of the amounts relating to the following concepts from the unappropriated retained earnings:

•	the amount to be distributed and, if applicable, the amount allocated to the creation of the reserve to repay debt instruments, capable of integrating the regulatory capital;

•

positive balances due to the application of the minimum presumed income tax – net of allowances for impairment – that have not been deducted from the basic shareholders’ equity, in accordance with the provisions set forth in rules on “Minimum Capital Requirements for Financial Institutions”; and

•	adjustments made in accordance with items 1 to 5 above.

(iv)	The failure to consider the limit set forth in Section 7.2. of the rules on “Minimum Capital Requirements for Financial Institutions.”

The distribution of earnings shall only be admitted if none of the following events occurs:

•

institution is subject to the provisions of Section 34 “Regularization and Recovery” and Section 35 bis “Institution’s restructuring for the purpose of safeguarding loans and deposits” of the Financial Institutions Law;

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

Financial entities must obtain prior authorization from the Central Bank for the distribution of their results. In this authorization process, the Superintendency will consider, among other factors, the potential effects of the application of international accounting standards according to Communication “A” 6430 (Section 5.5 of IFRS 9 - Impairment of financial assets) and the re-expression of financial statements.

For the determination of distributable results, the increase in computable equity (RPC) resulting from the application of Section 11.4 of the “Minimum capital regulations for financial entities” must be deducted from the calculations outlined above. Additionally, deductions must be made for lower provisions and higher RPC resulting from treatments established in point 2 of Communication “A” 6946 (and amendments) – for financing to SMEs intended for salary payments – in point 2 of Communication “A” 7427, in point 3 of Communication “A” 7659, and in Communication “A” 7928 – which postponed until January 1, 2025, with an optional and irrevocable character for financial entities of groups B and C, that are not branches or subsidiaries of foreign banks considered systematically important (“G-SIB”), the application of Section 5.5 of IFRS 9.

Until December 31, 2024, financial entities could distribute up to 60% of the applicable amount in six equal, consecutive monthly installments. This distribution information must be consistent with the information that we are periodically required to send to Central Bank pursuant to the “Business Plan and Projections and Capital Self-Assessment Report” information regime. Financial entities that chose to distribute results under these provisions could do so in three equal, consecutive monthly installments. Non-resident shareholders had to be given the option to receive their dividends in a single cash installment, provided the funds were applied directly to the primary subscription of BOPREAL bonds under applicable Foreign Exchange Regulations. The BOPREAL Bonds received by non-resident shareholders could not be transferred to foreign depositary entities nor sold with foreign currency settlement either within the country or abroad for a period of 30 and 60 calendar days, respectively, from their primary subscription, with two-thirds and one-third of the subscribed nominal amount subject to these restrictions in each month. Shareholders subscribing had to provide their explicit consent and commitment to this condition upon requesting it. Notwithstanding the above, these BOPREAL bonds had to be freely and fully applied to other transactions, including their use as collateral for financing from financial entities or in the capital markets.

Through Communication “A” 8214 dated March 13, 2025, the Central Bank established that, until December 31, 2025, financial institutions that have obtained the prior authorization from the Central Bank, in accordance with the provisions of Section 6 of the consolidated text on “profit distribution” (as set forth in Communication “A” 6886, as amended), may distribute profits in ten equal, monthly, and consecutive installments (commencing on June 30, 2025, and no earlier than the penultimate business day of the subsequent months), for up to 60% of the amount that would have been due in accordance with said regulations. Such distribution of results must be consistent with the objectives of monetary stability and with information that we are periodically required to send to Central Bank pursuant to the “Business Plan and Projections and Capital Self-Assessment Report” information regime.

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

Moreover, in accordance with the Foreign Exchange Regulations (as defined below), the access to the Foreign Exchange Market to pay dividends to non-resident shareholders is subject to certain requirements. For more information, see “Item 10.D. Exchange Controls.”

Capital Conservation Buffer

Central Bank regulations on “Earnings Distributions” state that financial entities shall maintain a capital conservation buffer in addition to the minimum capital requirements in order to ensure the accrual of owned resources to cope with eventual losses, reducing the non-compliance risk.

Financial entities considered as domestic systemically important banks (“D-SIBs”) or G-SIBs must have a capital level that permits a greater capacity for loss absorption. This requirement is based on the negative externalities that could arise from the contagion of an insolvency event involving such institutions or their foreign parent entities. Such events would not only impact the financial system but could also have significant repercussions on the broader real economy.

The conservation capital buffer shall be 2.5% of the amount of RWA. In cases of entities considered systemically important, the margin will be increased to 3.5% of the amount of capital risk weighted assets.

These margins can be increased once again, by the counter-cycle buffer. The objective of the countercyclical capital buffer is to ensure that the capital level of financial institutions corresponds to the accumulation of systemic risk associated with excessive credit expansion and the broader macro-financial environment. When, in the Central Bank’s judgment, credit growth is deemed excessive, leading to an increase in systemic risk, the Central Bank may require the establishment of the countercyclical capital buffer within a range of 0% to 2.5% of risk-weighted assets, but since April 1, 2016, through Central Bank Communication “A” 5938, the countercyclical buffer was established at 0%. Additionally, the Central Bank may modify the margin when it determines that the systemic risk has materialized or decreased. The requirement for the countercyclical capital margin will be satisfied by an increase in the capital conservation margin.

Financial entities with international activity shall consider the geographic location of their credit exposure with local and foreign residents of the private sector and calculate the counter-cycle margin as the weighted average of the capital margin requirements in the jurisdictions where they hold exposures. or the purpose of the weighting, credit exposures include those to the private sector subject to capital requirements for credit risk, including those recorded in the trading book. To determine the applicable jurisdiction for each exposure, financial institutions must, when possible, apply the “ultimate risk” principle, identifying the jurisdiction of the risk guarantor rather than the jurisdiction where the obligation has been booked.

The capital conservation margin and the countercyclical capital margin must be fully comprised of common equity tier 1 capital (COn1), net of deductions (CDCOn1).

When such margin is used, financial institutions are required to restore it through additional capital contributions and/or by reducing the distribution of profits. This can be achieved by limiting dividend distributions, repurchasing shares, reducing payments on other Tier 1 capital instruments, and/or adjusting economic incentives (such as bonuses) to personnel.

The dividend distribution shall be limited whenever the level and composition of the RPC, even when it complies with the minimum capital requirements, is within the range of the capital conservation buffer. This limitation applies solely the dividend distribution, but not the operation of the entity. Entities shall be able to operate normally when levels of COn1 are within the range of conservation buffer, as this does not constitute a breach of the minimum capital requirement. When the COn1 ratio, expressed as a percentage of RWA, falls within the capital conservation buffer range, extended for entities classified as systemically important—the restriction to the results distribution shall be increased whenever the coefficient of COn1 comes close to the minimum required in Section 8.5.1 of regulations over “Minimum Capital Requirements for Financial Institutions.”

The concepts subject to profit distribution restrictions include dividends, repurchases of own shares, payments on other Tier 1 capital instruments, and/or economic incentives (bonuses) paid to staff.

The table below indicates the minimum capital conservation ratios applicable for different COn1 levels, including the amounts used to meet the minimum COn1 requirement of 4.5% of RWA and the impact on COn1 of the amounts to be distributed:

COn1 ratio, net of deductions (CDCOn1) – as a percentage of RWA -		Minimum capital conservation ratio - as a percentage of distributable profits -
Financial Entities that are not categorized as D-SIBs or G-SIBs	D-SIBs and G-SIBs Financial Entities
4.5 – 5.13	4.5 – 5.38	100
> 5.13 – 5.75	> 5.38 – 6.25	80
> 5.75 – 6.38	> 6.25 – 7.13	60
> 6.38 – 7.0	> 7.13 – 8	40
> 7.0	> 8	0

As described above, the minimum limits required by the regulations are:

(i)	for COn1, the amount resulting from multiplying the capital RWA by 4.5%;

(ii)	for NWb, the amount resulting from multiplying RWA by 6%; and

(iii)	for the RPC, the amount resulting from multiplying RWA by 8%.

COn1 must be used in the first place to satisfy the minimum capital requirement of 4.5% of RWA. Subsequently, and in the event the total does not have enough Additional Equity Tier 1 (CAn1) or Tier 2 Capital (NWc), the COn1 shall also be applied to meet requirements of 6% and 8% of Tier 1 Capital and total capital. Only the remaining COn1, if any, can be computed to satisfy the applicable conservation buffer, increased in function of the counter-cycle buffer, if applicable.

Any entity that desires to exceed the dividend distribution limits shall finance this distribution by new contributions of COn1 in the excess amount.

For more information, see Item 8.A “Consolidated Statements and Other Financial Information—Amounts available for distribution and distribution approval process.”

Credit Risk

For the purposes of applying the provisions of this section, financial institutions will be classified into:

(i)	Group 1: Entities designated by the Central as D-SIBs and branches or subsidiaries of foreign banks classified as G-SIBs.

(ii)	Group 2: Financial institutions not included in item i).

In cases where specific provisions are not established for each of these groups, the same treatment shall be applied to both groups. Financial institutions that undergo a change in their classification, as outlined above, will have a period of 6 months to apply the specific provisions corresponding to their new group.

The minimum capital requirement for credit risk must be calculated applying the following equation:

CRC = (k * 0.08* RWAc) + INC

Where:

•	CRC: Capital requirement for credit risk.

•	k: Factor linked to the credit rating assigned to the entity based on the evaluation performed by Superintendency in accordance with the following scale:

Assigned Rating(1)	k Factor
1	1.00
2	1.03
3	1.08
4	1.13
5	1.19

Notes:-

(1)

For the purposes of the calculation of the capital requirement, the rating will be that of the third month after the month of the most recent rating informed to the entity. For so long as no notice is given, the “k” factor will be equal to 1.03.

•	“RWAc” stands for capital risk weighted assets calculated by adding the value obtained from applying the following formula:

A * p + PFB * CCF * p + non-DvP + (DVP + RCD + INC (significant investments in companies))* 12.50

Where:

“A” refers to eligible assets/exposures;

“PFB”: off-balance sheet items (computable concepts not recorded in the balance sheet).;

“CCF” the credit conversion factor;

“p” refers to the risk weighting factor, expressed on a per unit basis.

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

“RCD” refers counterparty credit risk for over-the-counter (OTC) derivatives transaction.

“INC (significant investments in companies)” means the incremental minimum capital requirements based on any excess over the following limits:

•	equity interest held in companies: 15%

•	total equity interests held in companies: 60%

The established maximum limits will be applied on the financial entity’s RPC for the last day before the relevant date, as prescribed in the Central Bank regulations on “Credit Risk Fractioning.”

INC: Increment for the following excesses:

•	In the ratio of fixed assets and other concepts (Section 4 of the respective Central Bank regulations), excluding those computed for the determination of INC (significant investments in companies);

•	In the limits established in the regulations on “Financing to the Non-Financial Public Sector,” excluding those computed for the determination of INC (significant investments in companies);

•

In the limits established in the regulations of “Large Exposures to Credit Risk” – as outlined in the regulations on “Minimum Capital Defaults and Technical Relationships. Applicable Criteria,” excluding those computed for the determination of INC (significant investments in companies);

•	In the limits for credit grading (Section of the respective Central Bank regulations);

•

In the limit for derivatives on commodities or raw materials, as outlined in Section 1.2 of the regulations on “Spot and Forward Transactions, Repurchase Agreements, Collateral, Other Derivatives, and Investment Funds.”

Excluded items are:

a)	securities granted for the benefit of the Central Bank for direct obligations;

b)	deductible assets pursuant to RPC regulations; and

c)

financings and securities granted by branches or local subsidiaries of foreign financial entities by order and on account of their headquarters of foreign branches or the foreign controlling entity, to the extent:

(i)

the rules of the country where the parent company or controlling entity is located, the latter defined according to the provisions in force in that jurisdiction, must cover the supervision on a consolidated basis of the local branches or subsidiaries,

(ii)	the entity must comply with the provisions of Section 3.1. of the rules on “Credit Evaluations,” requiring for such purpose an international risk rating within the “investment grade” category;

(iii)

in case of financings, such financing must be provided by the local branches or subsidiaries only with funds from lines of credit assigned to them by the aforementioned foreign intermediaries (if the assistance is granted in a currency other than that of the foreign resources, the local entity may not assume the exchange risk); and

(iv)

in case of locally granted guarantees, counter-guarantees must exist, extended by the parent company or its branches in other countries, or by the foreign controlling entity. These counter-guarantees must be enforceable unconditionally upon simple request from the local branch or subsidiary and immediately effective upon potential execution by the beneficiary.

Computation of Included Concepts

(1)

Monthly Individual and Consolidated Base. The included concepts shall be calculated based on the balances as of the last day of each month (principal, interest, premiums, updates—by the CER—and exchange rate differences, as applicable), net of provisions for credit risk (including, where applicable, provisions recorded in liabilities) and devaluation, as well as accumulated depreciation and amortization attributed to them and other reconciling accounts. 100% of the provision for credit risk corresponding to the portfolio of debtors classified as “in normal situation” (sections 6.5.1 and 7.2.1 of the regulations on “Debtors Classification”) and to financings covered by preferred guarantees “A” shall not be deducted.

(2)	Quarterly Consolidated Base. The balances as of the end of the quarter will be considered, applying the corresponding provisions set forth in other aspects.

Due Diligence

Financial institutions in Group 1 must conduct due diligence at the time of credit issuance and at least annually thereafter to ensure they have a proper understanding of the risk profile and characteristics of their counterparties. The level of sophistication in the due diligence assessments must be proportional to the size and economic importance of the financial institutions, as well as the nature and complexity of their operations. Based on these evaluations, financial institutions must demonstrate to the Superintendency that the assigned risk weightings are appropriate for the risk profiles of their counterparties.

To this end, Group 1 financial institutions must:

(i)	Implement appropriate measures to assess the financial and operational performance of each counterparty through credit analysis;

(ii)	Have regular access to information on their counterparties to complete their analysis;

(iii)

Conduct exposure analysis for counterparties within consolidated groups—individually where possible. When evaluating the repayment capacity of a counterparty, institutions should consider the support of the economic group and the potential negative impact on the counterparty from issues within the group;

(iv)	Maintain effective policies, processes, systems, and internal controls; and

(v)

Be able to demonstrate to Superintendency that their due diligence analyses are consistent with other required evaluations, such as credit risk provisioning processes and economic capital assessments, and comply with the criteria set forth in supplementary regulations.

This requirement does not apply to exposures to governments and central banks.

Criteria for Determining Risk-Weighted Assets

•	Risk weighting from the table below apply based on the institution’s group. If due diligence results in higher risk weighting, Group 1 financial institutions must apply the higher weighting.

•	Risk weighting apply per transaction, with the highest applicable weighting being used if multiple weighting apply.

•

Exposures in foreign currency or without credit risk coverage (such as retail exposures and residential mortgages) will have a risk weight of 150%, or 1.5 times the applicable risk weighting, whichever is higher.

•	“Exposure” includes loans, securities, guarantees, and contingent obligations. Specific provisions apply to exposures to financial institutions, companies, retail exposures.

•	Exposures to non-financial public sector entities are treated as private sector exposures when applicable.

•	If any exposure is in default, the entire exposure is subject to default treatment.

•	Foreign currency exposures settled in Pesos (U.S. dollar-linked) are treated as Peso-denominated exposures.

•	Central Counterparty (CCP) exposures and credit risk coverage follow special provisions.

•	Portfolio purchases are treated like credits originated by the institution, subject to conditions.

Each type of asset is weighted according to the level of risk assumed to be associated with it. In broad terms, the weights assigned to the different types of assets are:

Type of Asset	Weighting (%)
Availabilities

Cash held in treasury, in transit (when the financial institution assumes responsibility and risk for transportation), in ATMs.	0

Checking accounts and in special accounts with the Central Bank and payment orders in charge of the Central Bank.	0

Monetary gold or gold bars of “good delivery” held within the entity or another financial institution – provided they are individualized under on an allocated basis clauses – and as long as the assets are backed by liabilities denominated in these forms.	0

Cash items in the process of collection (checks and drafts for collection), cash in armored cars and in custody at financial institutions	20

Exposure to governments and central banks

To the Central Bank in Pesos, when its source of funds is in that currency.	0

To the Federal Government and to the provincial and municipal governments and the City of Buenos Aires in Pesos, when their source of funds is in that currency.	0

To the public non-financial sector arising from financing granted to social security beneficiaries or public employees -in both cases with discount code-, to the extent that such transactions are denominated in Pesos, the source of funds is in that currency and the installments of all the entity’s financing with a periodic amortization system do not exceed, at the time of the agreements, thirty percent (30%) of the debtor’s income and/or, as the case may be, of the co-debtors.	0

To the non-financial public sector and the Central Bank. Other(3)

Type of Asset	Weighting (%)

• AAA to AA-	0

• A+ to A-	20

• BBB+ to BBB-	50

• BB+ to B-	100

• Below B-	150

• Unrated	100

To other sovereign states of their central banks(3)

• AAA to AA-	0

• A+ to A-	20

• BBB+ to BBB-	50

• BB+ to B-	100

• Below B-	150

• Unrated	100

To entities of the non-financial public sector of other sovereign states, in accordance with the credit rating assigned to the corresponding sovereign(3)

• AAA to AA-	20

• A+ to A-	50

• BBB+ to BBB-	100

• BB+ to B-	100

• Below B-	150

• Unrated	100

To the Bank for International Settlements, the International Monetary Fund, the European Central Bank, the European Stability Mechanism, and the European Financial Stability Facility. To the non-financial public sector of the provinces, municipalities and/or the City of Buenos Aires arising from the acquisition of sovereign bonds issued in Pesos by the central administration, when they do not have any one of the guarantees described in the regulations on “Financing to Non-Financial Public Sector,” pursuant to the credit rating assigned to the respective jurisdiction.(3)	0

• AAA to AA-	20

• A+ to A-	50

• BBB+ to BBB-	100

• BB+ to B-	150

• Below B-	200

• Unrated	200

Type of Asset	Weighting (%)

Exposure to the Multilateral Development Banks (MDB)

Exposure to entities that, in the judgment of the Basel Committee on Banking Supervision, meet the eligibility criteria outlined in international standards.	0

Other	50

Exposure to financial institutions

Exposure to financial institutions by financial entities in Group 1 (SCRA) - Grade A(1)

• Short-term exposures	20

• Other	40

Exposure to financial institutions by financial entities in Group 1 (SCRA) - Grade B(1)

• Short-term exposures	50

• Other	75

Exposure to financial institutions by financial entities in Group 1 (SCRA) - Grade C(1)

• Short-term exposures	150

• Other	150

Exposure to financial institutions by financial entities in Group 2

• Short-term exposures	20

• Other	100

Exposure to companies

Investment-grade companies	65

SMEs (Small and Medium Enterprises) not meeting the criteria set in Section 2.8.3 of the “Minimum Capital Requirements for Financial Institutions” rules	85

Specialized financing for large infrastructure projects - pre-operational stage	130

Others	100

Retail exposures

Regulatory Transactional Retail Exposures	45

Regulatory Non-Transactional Retail Exposures	75

Non-Regulatory Retail Exposures	100

Exposures guaranteed by reciprocal guaranty companies (sociedades de garantía recíproca) or public security funds registered with the registries authorized by the Central Bank Mortgage-Backed Exposures - Regulatory Exposures with Mortgage Collateral on Residential Real Estate	50

Regarding credit support that does not exceed 55% of the property’s value On the amount exceeding 55% of the property’s value, the Counterparty Risk Weighting will apply(2)	20

Mortgage-Backed Exposures - Exposures with mortgage collateral, regulatory on commercial properties.

Type of Asset	Weighting (%)

Up to the amount equivalent to 55% of the property value, the risk weighting of 60% or the Counterparty Risk Weighting will apply, whichever is lower.(2)

For the amount exceeding 55% of the property value, the Counterparty Risk Weighting will apply.(2)

Exposures with non-standard mortgage collateral.	150

Exposures in Default Situations

Regulatory mortgage-backed exposures on residential real estate.	100

Exposures or portions not covered by credit risk mitigants under Section 5 of the regulations on “Minimum Capital Requirements for Financial Institutions,” other than those covered in the previous item

• With specific provisions lower than 20% of the outstanding balance.	150

• With specific provisions equal to or greater than 20% but lower than 50% of the outstanding balance.	100

• With specific provisions equal to or greater than 50% of the outstanding balance.	50

Exposures to instruments (non-deductible portion of the RPC).

Exposures to Instruments by Group 1 Financial Institutions

Subordinated debt and capital instruments that do not meet the characteristics to be considered as equity shares.	50

Equity shares	50

Exposures to Instruments by Group 2 Financial Institutions

Subordinated debt	150

Capital participations	250

Spot Transactions Pending Settlement (Non-Failed Transactions)	50

Exposures to Natural and Legal Persons Arising from Installment Purchases Made Until November 25, 2021 Using Credit Cards for Overseas Travel Tickets and Other Foreign Tourism Services (Such as Accommodation, Car Rentals, etc.), Whether Directly with the Service Provider or Through Travel Agencies and/or Tourism Platforms.	1,250

Other Assets and/or Off-Balance-Sheet Items(4)	100

Securitization exposures, failed DvP transactions, non DvP transaction, exposures to central counterparty institutions (CCP) and derivative transaction not included in said exposures receive special treatment.

(1)	The risk weighting for exposures to financial institutions cannot be lower than the risk weighting applicable to the jurisdiction where the counterparty is established in the following cases:

(i)	When the exposure is not denominated in the local currency of the counterparty’s jurisdiction; or

(ii)	When the debt is incurred by a branch or subsidiary of the counterparty abroad, and is not denominated in the local currency of the jurisdiction where it operates.

However, the treatment outlined in items i) and ii) does not apply to self-liquidating contingent lines for financing foreign trade with an original contractual maturity of up to one year.

(2)

The “Counterparty Risk Weighting” shall be the same as that assigned to an exposure without mortgage collateral. Accordingly, a risk weighting of 75% shall apply to exposures to natural persons, 85% to exposures to micro, small, and medium-sized enterprises (“SMEs”), and the risk weighting set forth in the table above shall apply to all other exposures.

(3)	Based on ratings from an approved External Credit Assessment Institution (ECAI), such as Standard & Poor’s.

(4)

Off-balance sheet items, including commitments for financing and correspondent lines to foreign entities, guarantees provided, sureties on deferred payment checks, documentary credits and acceptances, rediscounted documents with other financial institutions, and other credit agreements, will be converted into credit equivalents using the applicable credit conversion factors (CCF). Subsequently, the risk weighting outlined in the table above will be applied, along with any other relevant provisions.

Credit Risk Regulation – Large Exposures

General Overview

Communication “A” 6599 of the Central Bank, as amended and restated by Communication “A” 6620, and its consequent modifications (“Communication “A” 6620”), effective as of January 1, 2019, abrogated credit risk fractioning regulations (except for the provisions related to the non- financial public sector) and replaced the former regime by regulating “large exposures to credit risk.” The system seeks to limit the maximum loss that a financial entity may suffer upon the occurrence of an unexpected default of a counterparty or group of connected counterparties who do not belong to the non-financial public sector, therefore affecting its solvency. The regulations regarding the exposures to credit risk must be applied at all times with every counterparty of the entity.

In this regard, the regulations have established the concept of “group of connected counterparties,” which applies to all cases in which one of the counterparties of a financial entity have direct or indirect control over the rest or in those cases in which financial difficulties experimented by one of the counterparties causes a strong likelihood that its subsidiaries may struggle financially as well. According to the regulation, upon the detection of the existence of a group of connected counterparties by the financial entity, such group shall be considered as a single counterparty and the sum of the exposures to credit risk that a financial entity possesses with all the individual counterparties comprehended that group shall be subject to the information and disclosure requirements provided in section 2.

One of the main aspects of Communication “A” 6620 is the introduction of the concept of “large exposure to credit risk” in Argentine banking regulations, which is defined as the sum of all values of exposure of a financial entity with a counterparty or group of connected counterparties when it is equal or above 10% of the Tier 1 Capital registered by the financial entity the immediately preceding month of its calculation.

However, the determination of the values of exposure to risk recognize the following exceptions:

(i)	intraday interbank exposures;

(ii)	exposures of financial entities with qualifying central counterparties, as defined by the Central Bank regulations on “Minimum Capital Requirements for Financial Institutions”;

(iii)	exposures with the Central Bank; and

(iv)	exposures with the Argentine non-financial public sector.

The balances held by financial entities in sight accounts at foreign banks, which temporarily and incidentally arise exclusively from client foreign exchange transactions, shall not be subject to the limits outlined in the “Large Credit Risk Exposures” regulations, provided the following conditions are met:

(i)	The foreign exchange transactions arise from the settlement of foreign currency inflows to the country as ordered by third parties through the respective financial entity; and

(ii)	The balances result from settlement mismatches due to time zone differences between the international markets where the transactions originate and the local market.

Notwithstanding the above, such balances must be reported to the Superintendency Entities under the applicable reporting regime.

Regarding the information regime, the Central Bank has established that the financial entities shall inform the Superintendency of all the values of exposure to credit risk before and after the application of mitigation techniques, detailing:

(i)	large credit risk exposures, as defined above;

(ii)	every other exposure to risk which value is equal or above 10% of the Tier 1 Capital of the financial entity, without applying credit risk mitigation techniques;

(iii)	excluded exposures to risk which values are equal or above 10% of the financial entity’s Tier 1 Capital; and

(iv)	the financial entity’s 20 largest applicable exposures to risk, regardless of its value in relation with the financial entity’s Tier 1 Capital.

Limits

On one side, Communication “A” 6620 sets at 15% the limit of exposure with a counterpart of the non-financial private sector. Nevertheless, the limit will be increased by 10 percentage points for the part of the exposures that are covered by preferred collaterals.

Specific criteria for exposures to and/or guaranteed by reciprocal guarantee companies (“SGRs”), public guarantee funds (“FGPs”), and financial entities are as follows: The exposure limit is set at 25%, even when the SGR is linked to the financial entity. This limit is increased by 25 percentage points if the lending financial entity belongs to Groups B or C, provided that the exposures to the SGR (even if linked) or to the FGP do not exceed the basic margin set forth in Section 3.1.1 of the “Credit Rating” regulations.

Additionally, it sets special limits for operating with financial institutions in the country and abroad (the general rule sets it at 25%). This limit will be increased by 75 percentage points when the lending financial entity is a second-tier commercial bank and belongs to Groups B or C. The aforementioned limits will not apply when any of the conditions set out in the following paragraph are met.

When both the lending and borrowing financial entities are rated 4 or 5 by SEFyC, the limit will be 0%. In cases where the borrower is a foreign bank, the limit is 5% if the foreign bank does not hold an international credit rating in the “investment grade” category or fails to meet the other requirements stipulated in Section 3.1 of the “Credit Ratings” regulations.

Linked counterparties to the financial institution through control or personal relationships: The limits set forth in the regulations will apply solely on an individual basis. In cases where the linked counterparty is not subject to consolidation with the lending financial institution, these limits must also be observed in relation to the consolidated Tier 1 capital.

The global exposure limits outlined in the regulations are as follows:

•	For linked counterparties, the total value of risk exposure concerning the entire set of linked counterparties, excluding those subject to individual limits exceeding 10%, must not exceed 20%.

•

Regarding equities and other receivables, the total value of risk exposure in relation to equities not allocated to the trading portfolio, as specified in Section 6.1.2.1 of the “Minimum Capital Requirements for Financial Entities,” must not exceed 15%. Exposures to equity holdings in public utility companies, where holding such shares is necessary to receive services, as well as in companies providing complementary financial services, are excluded from this limit.

•

The total exposure limit, including equities in both investment and trading portfolios, as well as credit exposures from term operations (whether related to repos or not) carried out in authorized domestic markets and institutionalized foreign markets—along with any settlement mismatches where there is no central counterparty and the counterparty cannot be identified—must not exceed 50%.

•

Concentration risk limits specify that exposures to linked or non-linked counterparties that represent 10% or more of the entity’s Tier 1 capital will be considered computable exposures. The sum of these computable exposures must not exceed three times the entity’s Tier 1 capital, excluding exposures to local financial institutions. For the total of all exposures, this sum must not exceed five times the entity’s Tier 1 capital, with the preceding limit still applicable. However, for second-tier commercial banks that are lenders, this limit is increased to ten times the Tier 1 capital.

Financial entities are prohibited from directly or indirectly extending new financial assistance to linked counterparties in the following cases:

•	If the counterparties have at least one classification other than “in normal situation,” according to the most recent information available from the “Central de Deudores del Sistema Financiero.”

•	If the entity has outstanding debt arising from financial assistance provided by the Central Bank.

Non-compliance with the limits should be exceptional, must be immediately reported to the Superintendency, and must be rectified promptly. In a stress scenario, the Superintendency may waive non-compliance with the interbank limit, once they have occurred, to help ensure the stability of the financial system.

Minimum controls to exposures of affiliates

The regulations set forth three stages for the control of the financial entity’s affiliates exposure:

(1)	Reports for the entity’s management:

•	Report by the CEO;

•	Report by the supervisory committee; and

•	Acknowledgment of the reports by the entity’s management.

(2)

Evidence of the affiliation to the financial entity: the personnel responsible for the analysis and resolution of the credit operations shall expressly register whether or not the client is affiliated with the financial entity.

(3)

Affidavit evidencing affiliation: affiliated clients shall file an affidavit stating if they belong to the lending entity or if its relationship with such entity implies the existence of a controlling influence. The submission of sworn declarations by clients regarding their linked status does not relieve the institution from its responsibility to determine this status based on its own analysis.

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

Regardless of whether they are recorded in the trading or investment portfolio, items that must be deducted for the purpose of calculating the regulatory capital requirement (RPC) will be excluded from the calculation of the capital requirement for market risk.

For the purpose of the above accounting recording, the trading portfolio of financial entities consists of positions in financial instruments incorporated into the entity’s equity for the purpose of trading them or hedging other items within the same book. A financial instrument may be allocated to the trading portfolio – for the purposes of capital requirements for market risk – if its trading is unrestricted or if full coverage of the instrument is achievable. Additionally, the portfolio must be actively managed, with positions valued daily and with adequate accuracy.

Positions held for trading purposes are those acquired for the purpose of short-term sale or with the intent to profit from short-term price fluctuations, whether actual or anticipated, or through price arbitrage. These positions include both those held by the entities for their own account and those acquired as a result of providing services to clients or market-making activities.

Financial entities must calculate the capital requirement for counterparty credit risk for derivative transactions—whether over-the-counter (OTC) or traded on regulated markets—and securities financing transactions (SFTs), such as repurchase agreements (repo), recorded in the trading portfolio separately and in addition to the capital requirements for general market risk and specific risk of the underlying assets. To this effect, the methods and weights applicable when such transactions are recorded in the investment portfolio must be applied. Entities must have clearly defined policies and procedures in place, designed to determine the exposures that are to be included into or excluded from the trading portfolio in order to calculate their minimum capital requirement for market risk.

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

Minimum capital requirement for commodities risk. The capital requirement for commodities risk establishes the minimum capital required to hedge the risk involved in maintaining positions in commodities (precious metals, except for gold). For the purposes of these regulations, a commodity is defined as any physical product that is traded or negotiable on a secondary market. To calculate the capital requirements, each position in a commodity (spot and forward) must be expressed in terms of the corresponding standard unit of measurement (barrels, kilograms, grams, etc.), and following the rules set forth in the regulations on “Large Exposure to Credit Risk.”

Minimum capital requirement for positions in options. Entities that only purchase options — provided that the market value of the total options in the portfolio does not exceed 5% of their previous month’s RPC — or whose positions in sold options are fully covered by positions in purchased options with exactly the same contractual terms, may use the simplified method outlined in the regulations on “Large Exposure to Credit Risk.” In all other cases, they must use the delta-plus method, provided for in said regulation.

Consequences of a Failure to Meet Minimum Capital Requirements

In the event of non-compliance with capital requirements by an existing financial institution, Central Bank Communication “A” 6091, as amended, provides the following:

(i)

Non-compliance reported by the institution: the entity must comply with the requirements no later than the second month following the month in which the non-compliance is recorded, or submit a remediation and regularization plan within 30 calendar days following the last day of the month in which the non-compliance occurred. In addition, non-compliance with minimum capital requirements will entail a number of consequences for the financial institution, including:

(a)	The Superintendency may appoint an observer with powers established under the Financial Institutions Law.

(b)

The Superintendency impose restrictions on: (i) transformation of financial entities; (ii) establishment of branches abroad; (iii) establishment of representative offices abroad, unless this is in replacement of a previously operational branch that is being closed contemporaneously in the same country; and (iv) participation in foreign financial entities.

(c)

The distribution of cash dividends, as well as the payment of fees, shares, or bonuses arising from the distribution of the entity’s results, will be prohibited. This limitation will remain in effect until the remediation and regularization plans are either submitted or, if submitted, have been observed or found non-compliant by Superintendency.

(ii)

Non-compliance detected by the Superintendency: the institution may challenge the non-compliance determination within thirty (30) calendar days after being served notice by the Superintendency. If no challenge is made, or if the defense is dismissed, the non-compliance determination will be deemed to be final and the procedure described in item 1.3.1 of Communication “A” 6091 will apply.

Furthermore, pursuant to the rules regarding to “Minimum Capital Requirements for Financial Institutions,” in the event of a daily capital deficiency with respect to market risk capital requirements, excluding the last day of the month, arising from the calculation of requirements for interest rate, exchange rate, or equity risks, the financial institution must restore the capital and/or reduce its financial asset positions until compliance with the required standard is achieved. The institution will have a period of ten business days, starting from the first deficiency, to rectify the situation.

If the deficiency persists for more than ten business days, the entity must submit a regularization and remediation plan within the next five business days, subject to the consequences described below. In cases where deficiencies are determined by Superintendency and persist according to the most recent available information, the entity will have five business days to present an explanation, and Superintendency will respond within ten business days. For the regularization of the non-compliance as described in the previous paragraph, the institution must adhere to the ten-day deadline, starting from the date the deficiency is finalized. If the deficiency is not rectified within this period, the entity must submit a regularization and remediation plan within the next five business days, subject to the consequences described below.

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

Financial entities are charged with implementing an efficient OR management system following the Central Bank’s “Guidelines for Risk Management in Financial Institutions.” A solid system for risk management must have a clear assignment of responsibilities within the organization of financial entities. Thus, the regulation describes the roles prepared by each level of the organization in managing of OR (such as the roles of the board of directors, senior management and the business units of the financial institution).

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

(a)

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

(b)

Monitoring: an effective monitoring process is necessary for quickly detecting and correcting deficiencies in the policies, processes and procedures for managing OR. In addition to monitoring operational loss events, banks should identify forward-looking indicators that enable them to act upon these risks appropriately.

(c)

Control and mitigation: financial entities must have an appropriate control system for ensuring compliance with a documented set of internal policies, which involve periodic reviews (to occur at least annually) of control strategies and risk mitigation, and adjust these as necessary.

Before the end of February 2025, the Minimum Capital Requirements for Financial Institutions regarding OR were subject to a specific regulatory framework. Effective as of March 1, 2025, a new set of regulations came into force, replacing the previous regime. The following section outlines the key aspects of each framework.

Central Bank Rules on “Minimum Capital Requirements for Financial Institutions” regarding OR in effect until February 28, 2025.

Pursuant to Communication “A” 5282, as amended by Communications “A” 6091 and “A” 7928 among others, the minimum capital requirements regarding OR were equal to 15% of the annual average positive gross income of the last thirty-six (36) months.

The OR formula was as follows:

The variables in the OR formula are defined as follows :

•	“Cro”: the capital requirement for operational risk.

•	“α”: 15%.

•	“n”: the number of 12-month consecutive terms with positive IB, based on the 36 months preceding the month of calculation. The maximum value of n is 3

•

“IBt”: gross income from 12-month consecutive terms; provided that, it is a positive figure, corresponding to the 36 months preceding the month of calculation. Gross income (ingresos brutos) (“IB,” as per its acronym in Spanish) is defined as the sum of (a) financial and service income net of financial and service expenses and (b) sundry gains net of sundry losses. The following items are excluded from items (a) and (b) above:

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

New financial institutions had to comply, in their first month, with an OR minimum capital requirement equivalent to 10% of the aggregate requirements determined for credit and market risks, in the latter case, for the positions on the last day of that month. As from the second and up to the thirty-sixth month, the monthly capital requirement was equivalent to 10% of the average requirements determined for the months elapsed until, and including, the calculation period based on a consideration of the risks referred to in the preceding paragraph, in accordance with the following formula:

For every t-month:

•	“CRCt”: the capital requirement for credit risk.

•	“RMP,t”: the capital requirement for market risk for the last day of such t-month.

•	“n”: the number of months preceding the month of calculation, inclusive. 2d n d 36.

From the thirty-seventh month onwards, the monthly requirement was calculated based on the OR formula.

Central Bank Rules on “Minimum Capital Requirements for Financial Institutions” regarding OR effective as of March 1, 2025.

For the purposes of the provisions in this section, financial institutions will be classified into two groups:

(i)

Group 1 includes financial institutions classified by the Central Bank as domestically systemically important banks (D-SIBs), as well as branches or subsidiaries of foreign banks classified as globally systemically important banks (G-SIBs).

(ii)	Group 2 includes financial institutions not classified under item i).

Institutions that are reclassified according to the criteria set forth will have a six-month period to apply the specific requirements for their new group.

The capital requirement for OR for institutions in Group 1 will be determined on a monthly basis, using the following formula:

CRO = BIC x ILM

Where:

•	CRO: OR capital requirement.

•	BIC: Business indicator component, which is the product of the business indicator (BI) and a series of marginal coefficients (αi).

The BI is an approximation of operational risk based on financial statement information. It will be determined by the following formula:

BI = VA (ILDCProm + SCProm + FCProm + RMProm)

•	ILDCProm: Interest, leasing, and dividend component. It will be determined by the following formula: Min. [VA (interest income – interest expenses); 5% × interest-bearing assets] + dividend income

•	SCProm: Service component. It will be determined by the following formula: Max. [other operational income; other operational expenses] + Max. [fee and commission income; fee and commission expenses]

•	FCProm: Financial component. It will be determined by the following formula: VA (net result of trading portfolio) + VA (net result of investment portfolio)

•	RMProm: Total monetary result VA: Absolute value.

Each term within the 3 components and the monetary result must be calculated as the average of the values of the last 3 consecutive 12-month periods prior to the month in which the calculation is made, expressed in homogeneous currency at the close of the 36-month calculation period: t, t-1, and t-2. First, the net values corresponding to each 12-month period (e.g., interest income minus interest expenses) must be determined, then the average of the 3 periods must be calculated.

The Business Indicator (BI) consists of several components:

(i)

Interest, Leases, and Dividends (ILDC) include income and expenses from interest and adjustments on financial assets and liabilities, such as loans, deposits, financial leases, and derivatives. It also covers income from dividends for investments in non-consolidated subsidiaries and associates.

(ii)

Services (SC) include income and expenses from services like advisory fees, asset management, and commissions, as well as other operational income and expenses from routine banking activities not captured elsewhere.

(iii)	Financial (FC) includes net results from trading portfolios and investment portfolios, covering assets held for trading or investment, realized gains and losses, and hedging accounting.

Certain items, such as administrative costs, insurance operations, and depreciation, are excluded from BI calculations.

At the consolidated level, the BI is calculated based on the consolidated values of income and expenses for the entire banking group. Subconsolidated calculations should be performed using the BI figures of the entities consolidated at each specific sublevel. At the individual level, the BI figures of each subsidiary must be used.

Financial institutions may request the Superintendency’s approval to exclude discontinued operations from the BI, with the exclusion applied immediately upon approval. For business combinations, the BI calculation must include the financial data of acquired businesses from the date of acquisition, reflecting the last three consecutive 12-month periods.

The BIC is determined by the following expression: BIC = ΣBIi x αi

Where the marginal coefficients (αi) are determined based on the BI range.

Category	BI Range (in billion euros*)	Marginal Coefficients (αi)
1	≤ 1	12%
2	1 < BI ≤ 30	15%
3	> 30	18%

The marginal coefficients increase as the size of the Business Indicator (BI) grows. For entities in Category 1 (BI equal to or less than the equivalent of €1 billion in local currency), the Business Indicator Component (BIC) equals BI multiplied by 12%. The marginal increase in BIC resulting from an increase of one unit of BI is 12% in Category 1, 15% in Category 2, and 18% in Category 3.

•	ILM: Internal loss multiplier equal to 1.

RWA for OR are equal to 12.5 times the CRO.

The capital requirement for OR for institutions in Group 2 will be determined on a monthly basis, using the following formula:

Where:

•	“Cro”: the capital requirement for OR.

•	“α”: 15%.

•

“n”: the number of 12-month consecutive terms with positive IB, based on the 36 months preceding the month of calculation. The maximum value of n is 3. No overlapping months are allowed when forming the periods.

•

When n equals zero (n=0), the entity must comply with a requirement equivalent to the limit set in Section 7.3 of regulations on “Minimum Capital Requirements for Financial Institutions.” In such cases, financial entities in group A will receive the same treatment as entities in group B.

•

“IBt”: Gross income for a 12-month consecutive period—provided it is positive—corresponding to the last 36 months prior to the month in which the calculation is made, expressed in the currency of the month preceding the calculation. Gross income is defined as the sum of: (i) financial income and income from services, minus financial expenses and service costs, (ii) other income minus other expenses, and (iii) total monetary results.

The following items, included under i) and ii), shall be excluded as applicable:

•	Charges related to the creation of provisions, reversal of provisions established in prior periods, and recoveries of previously written-off credits in the current period;

•	Results from investments in financial entities and companies, to the extent they relate to items deductible from computable equity;

•	Gains from the sale of assets classified and measured at amortized cost or fair value with changes in Other Comprehensive Income.

The requirement established through the application of the expression outlined in above shall not exceed 17% for entities in Group “B” and 14% for entities in Group “C,” based on the average of the last 36 months prior to the month of the requirement determination. These maximum limits will be reduced to 11% and 8%, respectively, if the financial entity holds a rating of 1, 2, or 3, as granted by SEFyC following the latest inspection, considering the overall entity, its IT systems, and the effectiveness of its internal control systems. If the entity is rated 1 or 2 in all the mentioned areas, the limit will be further reduced to 7% for Group “B” entities and 5% for Group “C” entities. For this purpose, the last reported rating will be used to determine the requirement for the third month following notification.

This limit applies unless the financial entity is a branch or subsidiary of a foreign bank classified as systemically important (G-SIB). In such cases, the operational risk requirement will be computed at 100% as outlined for financial entities of Group 1.

Minimum cash reserve requirements

The minimum cash reserve requirement requires that a financial institution keep a portion of its deposits or obligations readily available and not allocated to lending transactions and it is included in the Central Bank “Rules of Minimum Cash,” as amended and supplemented from time to time.

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

Minimum cash reserve obligations exclude (i) amounts owed to the Central Bank, (ii) amounts owed to local financial institutions, (iii) amounts owed to foreign banks (including their head offices, entities controlling domestic institutions and their branches) in connection with foreign trade financing facilities, and with multilateral development banks, (iv) cash purchases pending settlement and forward purchases, (v) cash sales pending settlement and forward sales (whether or not related to repurchase agreements), (vi) overseas correspondent banking operations, (vii) demand obligations for money orders and transfers from abroad pending settlement to the extent that they do not exceed a three business day term as from their deposit; and (viii) demand obligations with business for the sales made by debt, prepaid, credit card and / or for the purchase.

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

The minimum cash requirement is determined on the basis of the average of the daily balances of the obligations covered:

•

recorded at the end of each day during the period prior to that of its integration, when the requirement is in Pesos, except for deposits in Pesos in accounts of payment service providers that offer payment accounts (“PSPCP”) in which their clients’ funds are deposited.

•	recorded at the end of each day during each calendar month, for demands in foreign currency, securities and deposits in Pesos in accounts of PSPCP in which their clients’ funds are deposited.

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

For term deposits in national government securities or Central Bank monetary regulation instruments, the requirement is determined in the same asset type, based on market value. National securities in Pesos with dual-currency yield are treated like Peso-denominated securities. The requirement remains even if these securities are no longer regularly quoted in significant amounts.

For term deposits in other securities, the requirement is based on market value, in:

•	Pesos or national government securities in Pesos, when the asset is in Pesos; or

•	U.S. dollars or national government securities in U.S. dollars, when the asset is in foreign currency.

For foreign currency transfers exceeding the maximum term of 3 business days, the requirement is allocated to the respective currency. If historical data is unavailable (e.g., for new entities), current period data must be used for calculations.

The table below shows the percentage rates that should be applied to determine the required minimum cash reserve requirement for financial institutions, depending on whether:

(i)

the financial entities are included in Group “A,” as provided by Section 4 of the regulations on “Authorities of financial entities” (Autoridades de entidades financieras), and/or branches or subsidiaries of foreign banks are classified as systemically important (G- SIB) not included in that group; or

(ii)	the remaining financial entities.

Section 4 of the regulations on “Authorities of financial entities” of the Central Bank classifies the financial entities in:

•

Group “A” which includes those entities in which the amount of their assets is greater than or equal to 1% of the total of the assets of the financial system. Pursuant to Central Bank Communication “A” 8139, the Bank is a Group A financial entity;

•	Group “B” which includes those entities in which the amount of their assets do not exceed 1% and greater than or equal to 0.25% of the total of the assets of the financial system; and

•	Group “C” which includes those institutions whose deposits do no exceed 0.25% of the total of the assets of the financial system.

For the calculation of the indicator, the average of assets for the months of July, August, and September of the previous year will be used, based on data from the corresponding reporting regime. The indicator will be calculated individually, except for controlling financial entities subject to consolidated supervision, in which case it will be computed on a monthly consolidated basis.

Entities in Group A whose indicator falls between 1% (exclusive) and 0.50% (inclusive) will remain in Group A for the following calendar year, and will only be moved to Group B if, for the subsequent year, the indicator remains below 1%. If the indicator falls between 0.50% (exclusive) and 0.25% (inclusive), the entity will be moved directly to Group B for the following year. If the indicator is below 0.25%, the entity will be moved directly to Group C.

Entities in Group B whose indicator falls between 1% (inclusive) and 1.5% (inclusive) will remain in Group B for the following year, and will only be moved to Group A if, for the subsequent year, the indicator is 1% or higher. If the indicator exceeds 1.5%, the entity will be moved directly to Group A. If the indicator falls below 0.25%, the entity will remain in Group B and will only be moved to Group C if the indicator stays below 0.25% for the following year.

Entities in Group C whose indicator falls between 0.25% (inclusive) and 0.5% (inclusive) will remain in Group C for the following year, and will only be moved to Group B if, for the subsequent year, the indicator remains above 0.25%. If the indicator exceeds 0.5%, the entity will be moved directly to Group B. If the indicator exceeds 1.5%, the entity will be moved directly to Group A for the following year.

	Rate in %
	Group A and G-SIB not included in that group		Remaining financial institutions
Item	Pesos	Foreign Currency	Pesos	Foreign Currency
1- Checking account deposits and demand deposits opened at credit cooperatives	45	—	20	—

2- Savings account, salary/social security accounts, special accounts (except for deposits included on items 7, 10 and 15 of this table), and other demand deposits and liabilities, pension and social security benefits credited by ANSES pending collection and immobilized reserve funds for liabilities covered by these regulations	45	25	20	25

3- Unused balances of advances in checking accounts under executed overdraft agreements	45	—	20	—

4- Deposits in checking accounts of non-bank financial institutions, computed for purposes of meeting their required minimum cash reserve	100	—	100	—

5-  Time deposits, liabilities under “acceptances” (including responsibilities for sale or transfer of credits to agents different from financial institutions), passive repos and passive market repos, fixed-term investments with the option of early cancellation or renewal for a specified period (with variable remuneration), and other fixed-term liabilities, except deposits included in items 7, 9 and 11 of this table, as well as debt securities (including notes), classified according to their residual maturity:

(i) Up to 29 days	25	23	11	23

(ii) From 30 days to 59 days	14	17	7	17

(iii) From 60 days to 89 days	4	11	2	11

(iv) From 90 days to 179 days	0	5	0	5

(v) From 180 days to 365 days	0	2	0	2

(vi) More than 365 days	0	0	0	0

6- Obligations arising from foreign financial lines. Does not include those formalized through: A) The acquisition of debt securities: they are subject to the requirement set forth in item 5 of this table. B) Fixed-term deposits made by non-resident entities abroad linked to the institution pursuant to Section 1.2.2 of the regulations on “Large Exposures to Credit Risk,” classified according to their residual maturity, which correspond to:	0	—	0	—

(i) Up to 29 days	—	23	—	23

	Rate in %
	Group A and G-SIB not included in that group		Remaining financial institutions
Item	Pesos	Foreign Currency	Pesos	Foreign Currency
(ii) From 30 days to 59 days	—	17	—	17

(iii) From 60 days to 89 days	—	11	—	11

(iv) From 90 days to 179 days	—	5	—	5

(v) From 180 days to 365 days	—	2	—	2

(vi) More than 365 days	—	0	—	0

7. Demand and time deposits made upon a court order with funds arising from cases pending before the court, and the related immobilized balances

(i) Up to 29 days	22	15	10	15

(ii) From 30 days to 59 days	14	15	7	15

(iii) From 60 days to 89 days	4	15	2	15

(iv) More than 90 days	0	15	0	15

8- Fixed-term investments formalized through non-transferable registered certificates in Pesos, held by public sector entities that have the right to exercise an early cancellation option within less than 30 days from their issuance.	25		11

9- Fixed-term deposits and investments in UVA and UVI— including savings accounts and debt securities (including notes) in UVA and UVI— classified according to their residual maturity.

(i) Up to 29 days	7	—	7	—

(ii) From 30 days to 59 days	5	—	5	—

(iii) From 60 days to 89 days	3	—	3	—

(iv) More than 90 days	0	—	0	—

10- Labor Work Fund for Construction Industry Workers, denominated in UVA	7		7

11- Deposits and fixed term investments created in the name of minors for funds they receive freely	0		0

12- Deposits in Pesos in demand accounts that constitute the assets of mutual funds (money market).	20		20

13- Passive stock market collateral in Pesos, based on its residual maturity.

(i) Up to 29 days	20	—	20	—

(ii) 30 days or more	15	—	15	—

	Rate in %
	Group A and G-SIB not included in that group		Remaining financial institutions
Item	Pesos	Foreign Currency	Pesos	Foreign Currency
14- Deposits in Pesos in accounts of payment service providers that offer payment accounts (PSPOCP: payment service providers that offer payment accounts) in which the funds of their clients are deposited	100		100

15- Deposits in special accounts:

15.1. In Pesos (“Special accounts for holders with agricultural activity” and “Special accounts for exporters”).	0		0

15.2. In U.S. dollars (“Special accounts to credit export financing”).	0		0

The Central Bank established through Communication “A” 8189 the following requirements and minimum cash integration for term investments in Pesos with early redemption options that constitute the assets of money market mutual funds (FCI money market) raised as of January 31, 2025:

(i)

Until the day before the investor may exercise the early redemption option: these will be treated as term deposits (item 5 of the table above and item 1.3.17.2. of the regulations on “Minimum Cash Requirements”).

(ii)	After that: they will be treated as demand deposits for FCI money market (item 1.3.12. of the table above).

Financial entities may meet the requirement in Pesos – both for the period and on a daily basis – with “National Treasury Bonds in Pesos, maturing May 23, 2027,” “National Treasury Bonds in Pesos, maturing November 23, 2027,” “National Treasury Bonds in Pesos, maturing August 23, 2025,” and with the national government securities in Pesos specified in the following paragraph, up to the following limits:

a)	5 percentage points of the rates specified in item 8 and in sections (i) and (ii) of items 5 and 7 of the table above, as applicable.

2 percentage points of the rates specified in section (iii) of items 5 and 7 of the table above, as applicable.

45 percentage points of the rate specified in item 14 of the table above.

Entities in Group A and branches or subsidiaries of G-SIBs not included in that group: 5 percentage points of the rates specified in items 1 to 3 of the table above, as applicable.

Financial entities may meet the minimum cash requirement in Pesos – both for the period and on a daily basis – with Central Bank Liquidity Bills (“LELIQ”), Central Bank Notes (“NOBAC”), and national government bonds in Pesos – including those adjusted by CER and with dual-currency returns (BONO DUAL), excluding those linked to the evolution of the US dollar and Liquidity Fiscal Bills (“LeFi”) – with the following residual maturities (at the time of subscription):

a)	Not less than 180 days or more than 450 days, subscribed from 06/01/21;

b)	Not less than 120 days or more than 450 days, subscribed from 11/01/21;

c)	Not less than 90 days or more than 450 days, subscribed from 07/13/22;

d)	Not less than 90 days or more than 630 days, subscribed from 09/27/22;

e)	Not less than 90 days or more than 730 days, subscribed from 03/09/23;

f)	Not less than 90 days or more than 760 days, subscribed from 05/29/23;

g)	Not more than 760 days, subscribed from 12/20/23.

These may be counted until maturity, provided they are still part of the integration. The integration may also include national government securities, such as those mentioned above, with primary subscription, if they have a residual maturity between 300 and 730 days at the time of subscription and are received in exchange operations mandated by the Federal Government.

For bonds like “National Treasury Bonds in Pesos, maturing May 23, 2027,” “National Treasury Bonds in Pesos, maturing November 23, 2027,” “National Treasury Bonds in Pesos, maturing August 23, 2025,” and other national government securities in Pesos, LELIQ, and NOBAC, they must be valued at market prices, irrespective of their accounting valuation method, and deposited in Subaccount 60 (Minimum Cash) within the Central Register and Settlement System for Public Debt, Monetary Regulation, and Financial Trusts (CRYL).

Additionally, LELIQ used to meet collateral requirements for net debtor balances in Peso transactions in electronic clearing houses may be used for up to 50% of the required guarantees for each product.

The average minimum cash requirement in Pesos will be reduced as explained below:

(1)

Compliance with the Minimum SMEs Quota and Specific Financing. As from July 1, 2024, financial entities included in the list in Annex II of Communication “A” 7859 (which included Banco Macro) must have met the Minimum SMEs Quota for the previous quarter in order to apply this reduction each subsequent quarter.

The cash reserve requirement will be reduced based on the proportion of financing provided to SMEs in Pesos, relative to the total financing to the private non-financial sector in Pesos. The SMEs classification will be based on the criteria outlined in the regulations on “Determining the Status of Micro, Small, or Medium-Sized Enterprises,” with the classification being valid at the time of the loan issuance, as per the following table:

Participation, in the total of financing operations to SMEs with respect of total of financing operations to the non-financial private sector, in the institution	Deductions (over the total of the concepts included in Pesos)

In %	In %
Less than 4	0.00
From 4 to less than 6	1.00
From 6 to less than 8	1.25
From 8 to less than 10	1.50
From 10 to less than 12	1.75
From 12 to less than 14	2.00
From 14 to less than 16	2.25
From 16 to less than 18	2.50
From 18 to less than 20	2.75
From 20 to less than 22	3.00
From 22 to less than 24	3.25
From 24 to less than 26	3.50
26 or more than 26	3.75

SMEs financing includes purchases of Electronic Credit Invoices and holdings in funds under the “Special Regime for SMEs Mutual Funds.”The percentage of SMEs financing will be based on whether the financing meets the SMEs condition at the time of granting. If the borrower no longer qualifies, only financing up to that point is considered.

The 12-month moving average of SMEs financing in Pesos will be compared to total financing granted to the non-financial private sector by the entity.

(2)

Depending on the cash withdrawals made through institution ATMs. The minimum reserve requirement will be reduced based on the amount calculated through the following expression, without exceeding the previously determined requirement, as outlined in the previous point.

Where:

•

Msi: Monthly average of total daily cash withdrawals from ATMs located at the entity’s operating branches, for the previous month, according to the jurisdiction of the entity, as defined in the Regulation on “Branch Categorization for Financial Institutions.”

•

Mni: Monthly average of total daily cash withdrawals from ATMs located outside the entity’s operating branches (neutral locations), for the previous month, according to the same jurisdictional categorization.

•	Psi: Weight factor applicable to the amount Msi.

•	Pni: Weight factor applicable to the amount Mni.

Applicable weight factors based on the categories in which the ATMs are located.

i	Psi	Pni
1 (category III)	4.25	7.05

2 (categories IV, V, and VI)	7.50	14.80

For this purpose, the included ATMs are those that – at least – allow users to make cash withdrawals regardless of the institution in which they are customers and the network managing such equipment and that –on a monthly average, computing business and non-business days – have remained accessible to the public for at least ten hours a day.

When there is an excessive concentration of liabilities (in terms of holders and/or maturities) that presents a significant liquidity risk for the financial institution and/or has a major negative impact on systemic liquidity, additional minimum reserve requirements may be imposed on the institution’s liabilities and/or other complementary measures deemed necessary.

This situation will be considered to occur when, among other factors, any of the following conditions are met:

•	A high percentage of liabilities is concentrated with a single holder or a group of holders.

•	For term liabilities, the maturity is short.

•

These liabilities represent a significant percentage of the required minimum reserve integration and/or the total private sector deposits held by the institution. Likewise, the minimum cash requirement may be increased due to non-compliance with the rules on the “Credit Line for productive investment.”

In addition to the abovementioned requirements, the reserve for any defect in the application of resources in foreign currency net of the balances of cash in the entities, in custody in other entities, in transit and in Transporters of Securities, for a certain month, shall be applied to an amount equal to the minimum cash requirement of the corresponding currency for each month. Exclusions apply to those arising from exchange operations ordered by the Federal Government, and consequently, they cannot be offset with foreign currency purchases. Deposits in “Special Accounts for Export Financing” cannot be applied to cash in the entities, in custody with other financial entities, in transit, or in securities.

Integration

The minimum cash reserve must be set up in the same currency or securities or debt instruments for monetary regulation to which the requirement applies, and may include the following:

(1)	Accounts maintained by financial institutions with the Central Bank in Pesos.

(2)	Accounts of minimum cash maintained by financial institutions with the Central Bank in U.S. dollars, or other foreign currency.

(3)	Special guarantee accounts for the benefit of electronic clearing houses and to cover settlement of credit card, vouchers, and ATM transactions and immediate transfer funds.

(4)	Checking accounts maintained by non-bank financial institutions with commercial banks for the purpose of meeting the minimum reserve requirement.

(5)	Special accounts maintained with the Central Bank for transactions involving social security payments by the ANSES.

(6)

Minimum cash sub-account 60, authorized in the Registration and Settlement Central for Public Debt and Financial Trusts – CRYL (Central de Registro y Liquidación de Pasivos Públicos y Fideicomisos Financieros or “CRYL”) for public securities and securities issued by the Central Bank at their market value.

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

Non-Compliance

Any deficiencies in meeting the required minimum cash reserve and the daily minimum reserve in Pesos, in foreign currency, or securities or debt instruments for monetary regulation are subject to a penalty in Pesos, equal to 1.5 times the rate of the monetary policy published on the last business day of the relevant period or, if not available, the last one available.

Minimum SMEs Quota

As previously mentioned, financial institutions included in the list of Annex II of Communication “A” 7859, including us, as from April 1st, 2024, and through Communication “A” 7983, in order to comply with this quota, they must maintain a quarterly average of daily balances (April-June; July-September; October- December and January-March of the following year) of covered financing that is at least equivalent to 7.5% of the deposits of the non-financial private sector in Pesos of the entity calculated based on the monthly average of daily balances of the penultimate previous month.

In the case of entities classified in Groups B and C, the minimum percentage to be applied will be 25% of the previously established amount.

In addition, in order to comply with the Minimum SMEs Quota, at least 30% of the quota must be used to finance investment projects.

Entities complying with this Minimum SMEs Quota may compute the reduction of the minimum cash requirement in Pesos described above during the following quarter.

LELIQ global daily position

Pursuant to Section 8 “net position in LELIQ and NOTALIQ” of the Central Bank rules “Cash settled and forward transactions, futures, bonds, surety bonds, other derivatives and mutual funds” financial institutions may maintain a net position in short term LELIQ (including those effectively allocated to integrate the minimum cash requirement as stipulated above) up to an amount equivalent to the average daily balance of time deposits in Pesos of the previous reporting period.

Financial institutions that have a percentage of time deposits in Pesos in relation to the total deposits in Pesos -measured as a monthly average of daily balances of the previous period, considering only capital without interest or adjustments- equal to or higher than 20%, may maintain a joint positive net position of longer term LELIQ and variable rate Liquidity Notes (NOTALIQ).

For more information, see “Argentine Banking Regulations—Minimum Cash Reserve Requirements.”

Liquidity Coverage Ratios

Financial institutions classified as Group “A” shall be required to comply with Central Bank regulations on “Liquidity Coverage Ratios.” For the purposes of said provisions, institutions classified as Group “A” will be considered as “internationally active banks.”

Under regulations on “Liquidity Coverage Ratios,” financial institutions must maintain an adequate stock of high-quality liquid assets (“HQLA”), which are “free of restrictions.” This stock should consist of cash or assets that can be immediately converted into cash—monetized—with minimal or no loss of market value. The HQLA must be sufficient to meet the institution’s liquidity needs for a 30-day period under a stress scenario, that includes both idiosyncratic and systemic risk factors that could lead to:

(i)	Partial loss of retail deposits;

(ii)	Partial loss of unsecured wholesale funding capacity;

(iii)	Partial loss of secured funding;

(iv)

Additional fund outflows due to contractually anticipated situations, including the establishment and replenishment of margin calls resulting from a significant deterioration in the financial institution’s credit quality;

(v)

Increases in market volatility affecting the quality of collateral or potential future exposures from derivative positions, requiring higher or additional collateral, or leading to other liquidity needs;

(vi)	Unexpected use of committed but unused credit and liquidity facilities granted by the financial institution to its clients; and

(vii)	he need for the financial institution to repurchase debt or fulfill extracontractual obligations to mitigate reputational risk.

The HQLA can only be made up of the following portfolio assets (considered as Tier 1 (An1)) at the day of the calculation of the LCR: cash in hand, in transit, in armored transportation companies and ATMs; deposits with the Central Bank; certain national public bonds in Pesos or in foreign currency; securities issued or guaranteed by the International Payments Bank, the IMF, the European Central Bank, the European Union or Multilateral Development Banks that comply with certain conditions and debt securities issued by other sovereign entities (or their central banks), as prescribed in the relevant regulations.

The stock must enable the institution, at a minimum, to cover liquidity issues until the thirtieth day of such period.

Financial institutions must anticipate potential cash flow mismatches during the specified period and ensure sufficient HQLA are available to cover them. They must also actively manage liquidity risk and financing needs across branches and subsidiaries, considering legal and operational constraints on liquidity transfer. Moreover, institutions must conduct stress tests to determine liquidity levels above the regulatory minimum, considering scenarios that extend beyond the 30-day period.

In the absence of a financial stress scenario, the LCR must, at all times, be greater than or equal to 1. This means that the stock of HQLA must not be less than the total net cash outflows. During financial stress periods, financial institutions may use their HQLA fund, allowing the LCR to fall below 1. However, they must still comply with the requirements set forth in Section 1.6.2 of the regulations on “Liquidity Coverage Ratios. The Superintendency will assess the situation and adjust its actions based on the specific circumstances.

The LCR must be greater than or equal to 1, as follows:

LCR = FALAC / SENT

Where:

•	FALAC: Represents the value of the stock of HQLA in a stress scenario.

•	SENT: Refers to the total net cash outflows anticipated over a 30-day period in a stress scenario.

The LCR must be observed and reported in the national currency, including all foreign currency items expressed in Pesos. However, financial institutions must ensure liquidity coverage in each significant currency in which they operate, whenever liabilities and other obligations in that currency represent at least 5% of the total liabilities and obligations of the institution. Additionally, the composition of the HQLA by currency should be aligned with the financial institution’s operational needs.

Financial institutions must ensure that, except for the situation outlined in the following paragraph, the value of the LCR is never below 1. To achieve this, they must calculate it regularly and report it monthly, along with their liquidity profile, to the Superintendency. In stress scenarios, the Superintendency may require more frequent reports.

Pursuant to Section 1.6.2 of the regulations on “Liquidity Coverage Ratios,” in case the LCR falls or is expected to fall below 1, the financial institution must immediately inform the Superintendency and provide an assessment of their liquidity position, the factors contributing to the decrease, and the measures they have or will take, along with their expectations on how long the situation may last. The Superintendency will evaluate each situation and may require institutions to take actions to reduce liquidity risk exposure, strengthen their overall liquidity risk management framework, or improve their contingency funding plan. A drop below 1 does not necessarily trigger the application of article 41 of the Financial Institutions Law.

Moreover, the Superintendency may require corrective actions if they detect a negative trend from the tools used to monitor liquidity, such as mismatches in contractual terms, funding concentration, availability of unencumbered assets, significant currency LCR, or other market-related monitoring tools.

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

Internal liquidity policies

Financial institutions must adopt management and control policies that ensure the maintenance of reasonable liquidity levels to efficiently manage their deposits and other financial commitments. Such policies should establish procedures for evaluating the liquidity of the institutions in the framework of prevailing market conditions to allow them to revise projections, take steps to eliminate liquidity constraints and obtain sufficient funds, at market terms, to maintain a reasonable level of assets over the long term. Such policies should also address (i) the concentration of assets and liabilities in specific customers, (ii) the overall economic and market situation, likely trends and the effect on credit availability and (iii) the ability to obtain funds by selling government debt securities and/or own assets, among others.

The organizational structure of the entity must place a specific unit or person in charge of managing liquidity and assign levels of responsibility to the individuals who will be responsible for managing the LCR, which will require daily monitoring. The participation and coordination of the entity’s top management authority (e.g., CEO) will be necessary.

In addition, financial institutions must designate a director or advisor who will receive reports at least weekly, or more frequently if circumstances so require, such as when changes in liquidity conditions require new courses of action to safeguard the entity. In the case of branches of foreign financial institutions, the reports must be delivered to the highest authority in Argentina.

Appointed officers and managers will be responsible for managing the liquidity policy that, in addition to monitoring the LCR, includes taking the necessary steps to comply with minimum cash requirements.

Financial institutions must report the list of such officers and directors, as well as any subsequent changes, to the Superintendency within ten calendar days from the date of any such change.

Net Stable Funding Ratio (NSFR)

Financial institutions that belong to Group “A” – considered internationally active banks – must comply with these provisions. For the purposes of these regulations, the term “financial sector” includes financial institutions, foreign exchange entities, insurance companies, agents regulated by the CNV – or an equivalent foreign authority – and trustees of non-financial trusts.

The purpose of the NSFR is to allow financial institutions to finance their activities with sufficiently stable sources to mitigate the risk of future stress situations derived from their funding requirements. By requiring financial institutions to maintain a stable funding profile relative to the breakdown of their off-balance sheet assets and transactions, the NSFR limits the strong dependence on short term wholesale funding, promotes a better assessment of balance sheet and off-balance sheet items funding risk, and favors funding sources stability. The definitions of the components of the NSFR are similar to those set forth in the “Liquidity Coverage Ratio” regulations, unless otherwise expressly set forth herein.

The NSFR is defined as the ratio between the available stable funding amount and the required stable funding amount:

Where:

•	MDFE (Available Stable Funding Amount) is the portion of the capital and liabilities of the financial institution that is expected to remain available over a one-year period.

•	MRFE (Required Stable Funding Amount) is the amount of funding required during this period based on the liquidity and remaining maturity of the institution’s assets and off-balance sheet commitments.

The available and required stable funding amounts, as determined by these provisions, are calibrated to reflect the expected stability of the institution’s liabilities and the liquidity expected from its assets over a one-year period.

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

The leverage ratio, which must be greater than or equal to 3%, arises from the following expression:

Ratio (as %) = Capital measure / Exposure measure

Where

•	Capital measure: The capital to be considered will be the basic equity (PNb) –Tier 1 capital, as defined in the regulations on “Minimum Capital Requirements for Financial Institutions.”

•

Exposure measure: Will be the sum of (i) the exposures in the asset (excluding the items corresponding to derivatives and Securities Financing Transactions (SFT)), (ii) exposures by derivatives; (iii) exposures for SFT transactions and (iv) off-balance-sheet items.

Both measures must be calculated based on the closing balances of each quarter.

Interest rate and fee regulations

Maximum lending rates

Since 2020, maximum interest rates applicable to the lending transactions were restated.

Compensatory interest rates will be freely agreed upon between financial institutions and clients, taking into account, where applicable, the provisions established under specific regulatory regimes.

The compensatory interest rate for credit card-linked financing must not exceed 25% above the average interest rate that the financial institution applied during the immediate previous month, weighted by the corresponding amount of unsecured personal loans granted in the same period. In the case of bank issuers, this refers to the rate the issuer applies to personal loan transactions in local currency for clients, whereas non-bank issuers must refer to the average system rates for such transactions, as published by the Central Bank between the 1st and the 5th of each month. Loans established under programs and/or social assistance measures, which additionally have an interest rate not exceeding the rate published by the Central Bank for deposits of more than one million Pesos for terms between 30 to 35 days, from the third month prior, may be excluded from the base to be averaged. This rate is determined based on the type of financial institution (public or private), increased in accordance with the minimum cash requirement. Additionally, Article 16 of Credit Card Law No. 25,065 provides the legal basis for this limitation, establishing that the issuer may not charge compensatory or financial interest exceeding 25% above the applicable personal loan rate, depending on whether the issuer is a bank or a non-bank entity as described above.

Regulations set forth that the fixed-rate loan agreements shall not contain clauses that allow their modification under certain circumstances, unless those modifications come from decisions taken by the competent authority and the variable-rate loan contracts must clearly specify the parameters that will be used for its determination and periodicity of variation.

Deposit rates

In the past, regulations established a minimum deposit rate for time deposits. Currently, the remuneration for time deposits at fixed rates will be freely agreed upon.

The base remuneration for variable interest rate deposits will be equivalent to:

(i)	The interest rate derived from one of the surveys conducted and published daily by the Central Bank, such as BADLAR, TAMAR, etc.

(ii)

For deposits in U.S. dollars, British pounds, Japanese yen, Swiss francs, or euros, the applicable rate will be one of the following: Secured Overnight Financing Rate (SOFR), Sterling Overnight Index Average (SONIA), Tokyo Overnight Average Rate (TONAR), Swiss Average Rate Overnight (SARON), or Euro Short-Term Rate (ESTER).

(iii)	The higher of either the rate mentioned in sections i) and ii), plus any additional remuneration that may be agreed upon, or the fixed rate freely negotiated.

To determine the rate, each institution may consider the average of the daily rates specified within the period from 2 to 5 banking days immediately prior to the start of each computation subperiod. The minimum duration for this period is 30 days, and this option will remain fixed for the entire duration of the deposit.

Once the rate is determined, it must remain unchanged for a period no shorter than 30 days.

The amount of points—whether positive or negative—that the deposit-taking institutions freely agree upon with depositors, which must remain unchanged for the entire term of the deposit agreement.

Fees

Central Bank regulations on the “Protection of Financial Services Users” grant broad protection to customers, including, among other things, the regulation of fees and commissions charged by financial institutions for services provided. All commissions, fees, costs, expenses, insurance, and/or any other charges—excluding the interest rate—that the obligated parties receive or intend to receive from users of financial services must derive from a real, direct, and demonstrable cost, and be duly justified from both a technical and economic standpoint.

Commissions and fees should only apply to services that have been requested, agreed upon, or authorized by the user. Commissions relate to services provided by the obligated parties and may include compensation beyond the service cost, while fees relate to third-party services and can only be passed on at cost.The amount of fees charged to users cannot exceed the amount received by third-party providers in similar conditions. In credit operations, commissions can be applied to unused allocated funds. Early repayment of financing may result in commissions, but no commissions will apply if one-quarter of the original term or 180 days have passed since the financing was granted, whichever is greater.

The charging of users for concepts that do not meet the conditions set out above or that result from a service whose commission or fee is already included in other charges by the financial service provider is not allowed. Commissions or fees cannot be applied to users for financial services that were not requested, agreed upon, or authorized by them. Even if such services were requested, agreed upon, or authorized, and the provider communicated them to the user, fees cannot be charged if the service was not actually provided.

There are specific cases where commissions or fees cannot be applied. First, in-person transactions carried out by individual users at a branch are exempt, including cash deposits and withdrawals in Pesos, as well as the receipt of checks for deposit at branches other than the one where the account is held. This applies regardless of commissions related to check collection or services that require in-person handling, such as check certification and international transfers. Second, cash deposits in Pesos into accounts held by individuals or SMEs are exempt, in accordance with the rules on determining the status of such enterprises. Third, no charges can be applied for the contracting or management of insurance policies. Fourth, generating and sending account statements, including virtual statements, must be included in the account maintenance fee and cannot be charged separately. Fifth, no separate charges can be applied for the evaluation, granting, or administration of financing. Finally, charges for appraisals, notary services, or public registry fees associated with granting or canceling financing, such as for the establishment of pledges or mortgages, are not admissible.

Also, fees and charges are not applicable for immediate electronic transfers when: (i) they are ordered by final customers of financial services; (ii) the same individual or entity is the one ordering and receiving the transfer; (iii) they are ordered or received in accounts for judicial use, among others.

Regulations on the “National Payment System—Payment Services” establish that interchange fees applied by financial institutions on the amount of each transaction made with debit, credit, and charge cards they issue must not exceed the following percentages:

Maximum interchange fee for debit card transactions	Maximum interchange fee for credit/charge card transactions

0.60%	1.30%

For the purposes of applying the aforementioned limits, any other mechanism of remuneration or compensation to the issuers, established by acquirers, brand holders, and/or any other intermediaries in payment operations or related activities, that has an object or effect equivalent to that of the interchange fee, is considered part of the interchange fee.

Financial institutions and PSPs (Payment Service Providers) that offer interoperable digital wallet services from which the customer initiates the payment, but have not issued the credit card used, will be entitled to charge the issuer a commission of up to 0.07% of the transaction amount for each transaction.

Maximum term for payments to merchants and providers

By virtue of Communication “A” 6680, effective as of May 1, 2019, the Central Bank established a maximum term of ten business days for financial entities to deposit payments to merchants and suppliers for sales made via credit cards or purchase cards, calculated from the sale date. Furthermore, financial entities shall not charge any fee or interest related to such payment term, nor block this payment mechanism in any way. Financial institutions may not charge merchants any interest or commission related to the specified settlement period. They must also not impede or hinder in any way the use of a single-payment transaction with those cards.

Nevertheless, by virtue of Communication “A” 6680, the Central Bank excluded from the scope of its provisions the credit and/or purchase cards issued to individuals or legal entities that are intended for the payment of purchases with a deferred term or more than one month related to their productive activity, i.e. agricultural o distribution activities.

On the other hand, regulations on the “National Payment System - Payment Services” establish the maximum period for financial institutions to credit the amount of each sale made in a single payment (using the credit and/or purchase cards issued by them) to the deposit account opened in the name of the supplier or affiliated merchant, as follows:

(i)	5 (five) business days when: (a) the activity is “gas stations or fuel outlets,” and (b) the merchant qualifies as a micro or small business and/or is a natural person.

(ii)	8 (eight) business days when the merchant qualifies as a micro or small business and/or is a natural person.

(iii)	10 (ten) business days for those classified as medium-sized businesses or those in the “accommodation, tourism, gastronomy, or health” sectors (not included in the previous category).

(iv)	18 (eighteen) business days for all other cases.

In all cases, such term shall be counted from the date of the corresponding consumption by the card holder or beneficiary. The financial entities will not be able to charge to the adhered merchants any interest or commission linked to the settlement terms indicated, having to observe the provisions of the rules on “Determination of the condition of micro, small or medium-sized company.” Nor shall they impede or hinder in any way the modality of consumption in a payment with these cards.

Loans and Housing Units

The Central Bank has adopted measures for taking deposits and extending loans expressed in a special measuring unit adjustable by the CER. These special units are referred to as UVAs.

In addition, Law No. 27,271 provides for the adjustment of deposits and loans by reference to the construction index, expressed in a special measuring unit referred to as Housing Units (“UVIs”).

Consequently, UVAs and UVIs coexist and may be used both with respect to bank loans and deposits. The initial value of the UVI was Ps.14.05 (the same as the UVA), representing the cost of construction of one thousandth square meter of housing as of March 31, 2016. As of April 11, 2025 the value of UVI and UVA were Ps. 1,096.71 and Ps. 1,411.03, respectively.

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

For further information on this topic, please refer to “Item D – Exchange Controls.”

Foreign Currency Lending Capacity

Regulations on “Credit Policy” applicable to the Application of the Loan Capacity of Foreign Currency Deposits establish that the lending capacity from foreign currency deposits must be applied, in the corresponding deposit currency, indiscriminately to the following destinations:

a)	pre-financing and financing of exports to be made directly or through principals, trustees or other brokers, acting on behalf of the owner of the merchandise;

b)

other financing to exporters, who have a flow of future income in foreign currency and verify, in the year prior to granting the financing, a billing in foreign currency for an amount that is reasonably related to that financing;

c)	financing to producers, processors or goods collectors, provided that:

(i)

They have sale contracts of their merchandise to an exporter, with a fixed price or fixed in foreign currency -independently of the currency in which the operation is settled- and in the case of fungible merchandise with quotation, in foreign currency, normal and customary in local or foreign markets, with wide diffusion and easy access to public knowledge;

(ii)

Their main activity is the production, processing and / or collection of fungible goods with quotation, in foreign currency, normal and usual in foreign markets, widely disseminated and easy access to public knowledge, and it is found, in the year prior to the granting of financing, a total billing of these merchandise for an amount that is reasonably related to that activity and its financing; and also operations aimed to finance service providers directly used in exporting process of goods (such as those provided at port terminals, international loading and unloading services, leasing containers or port warehouses, international freights). This, provided it is verified that the flow of future income linked to sales to exporters registers a periodicity and magnitude that it is enough for the cancellation of the financing and it is verified, in the year prior to the granting of the financing, a billing to exporters for an amount that is reasonably related to that activity and its financing.

d)

financing for manufacturers of goods to be exported, as final products or as part of other goods, by third-party purchasers, provided that they have full foreign currency guarantees or endorsements from such third parties and/or firm sales contracts in foreign currency and/or in exportable goods;

e)

financing to suppliers of goods and / or services that are part of the merchandise production process fungibles with quotation, in foreign currency, normal and usual in local or foreign markets, widely disseminated and easy access to public knowledge, provided they have firm sales contracts for those goods and / or services in foreign currency and / or on said merchandise;

f)

financing of investment projects, working capital and/or acquisition of all kinds of goods, including temporary imports of inputs, which increases or are linked to the production of exporting products. Even if exporters’ revenues do not come entirely from foreign sales, financing may be allocated as long as the repayment is sufficiently covered by the foreign currency inflows from their exports. Transactions in which financing is granted through the entity’s participation in “syndicated loans,” whether with local or foreign entities, are included.

g)

financing for commercial and commercial portfolio clients of credits for consumption or housing -according to the provisions established in the rules on “Debtor Classification,” whose destination is the importation of capital goods (“BK” in accordance with the Mercosur’s Common Nomenclature established in Annex I to Decree No. 690/02 and other complementary provisions), which increase the production of merchandise destined for the domestic market;

h)

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

i)	financings for purposes other than those mentioned in (a) to (d) and (f) above, included under the IDB credit program (“Préstamos BID N° 119/OC-AR”), not exceeding 10% of the lending capacity;

j)	inter-financing loans;

k)	Central Bank bills (Letras y Notas) denominated in U.S. dollars;

l)

direct investments abroad by companies that reside in Argentina, which seek the development of productive activities of non-financial goods and/or services, either through contributions and/or purchases of shares in companies, to the extent that they are constituted in countries or territories considered cooperators for the purposes of fiscal transparency according to the provisions of Section 1 of Decree No. 589/13 as amended;

m)

financing of investment projects, including working capital, which allows the increase of production in the energy sector and have firm sales contracts and/or endorsements or guarantees in foreign currency;

n)	National Treasury bills in foreign currency, up to an amount equivalent to one third of the total of the applications made in accordance with the provisions of this section;

o)	financing of investment projects for bovine cattle, including their working capital, without exceeding 5% of deposits in foreign currency of the entity;

p)	financing of foreign importers for the acquisition of goods and / or services produced in the country, either directly or through credit lines to foreign banks; and

q)

financing of local residents that are secured by letters of credit (“stand-by letters of credit”) issued by foreign banks or multilateral development banks that comply with the provisions of point 3.1. of regulations on “Credit assessments,” requiring for that purpose an international rating of investment grade risk, to the extent that such letters of credit are unrestricted and that the accreditation of the funds is made immediately at the simple request of the beneficiary entity.

The application of the lending capacity of foreign currency deposits to import-related operations (as provided in items (e), (f), and the portion attributable to these under items (g) and (h)) may not exceed the value determined by the following formula:

Ct x max (Fbase / Cbase ; 0.05)

Where:

•	Ct: Lending capacity for the relevant month.

•	Fbase: Financing of eligible imports corresponding to the August–October 2008 quarter.

•	Cbase: Lending capacity corresponding to the August–October 2008 quarter.

Financing granted to debtors classified as “unrecoverable” and fully provisioned cannot be allocated to the lending capacity of foreign currency deposits.

The lending capacity shall be determined for each foreign currency captured, and is calculated as the sum of deposits and interbank loans received, provided that the lending financial institution has reported them as derived from its foreign currency deposit lending capacity, net of the minimum cash requirement on deposits. The computation of assets and liabilities is based on the monthly average of daily balances (principal and interest) recorded in each calendar month.

Financing is accounted for net of provisions for uncollectible risks, depreciation, and, where applicable, the “portfolio acquisition difference.”

Net shortfalls in application, after deducting cash balances held by financial institutions, those held in custody by other institutions, in transit, and in Cash Transport Companies (“TV”), up to the amount of such shortfall, will be subject to an equivalent increase in the minimum cash requirement in the respective foreign currency.

Shortfalls resulting from exchange transactions mandated by the Federal Government cannot be offset by foreign currency purchases. Additionally, deposits in “Special Accounts for Crediting Export Financing” cannot be applied to cash balances in financial institutions, custody in other banks, in transit, or in TV.

Foreign Currency Net Global Position

The foreign currency net global position (the “FCNGP”) shall consider all assets, liabilities, commitments and other instruments and transactions through financial intermediation in foreign currency or linked to exchange rate movements, including cash, forward transactions and other derivative contracts, deposits in foreign currency in accounts opened with the Central Bank, gold position, the Central Bank monetary regulation instruments in foreign currency, subordinated debt in foreign currency and debt instruments in foreign currency.

Forward transactions under master agreements executed in local markets authorized by the CNV paid by settlement of the net amount without delivery of the underlying asset are also included. Likewise, certificates or notes issued by financial trusts and claims under common trusts are also included in the relevant proportion, provided that the underlying assets are denominated in foreign currency. The net position amount of transactions involving commodities will be included in the FCNGP. For this purpose, all opposing positions must be netted, regardless of whether they involve different products, maturities, or whether there is a legal possibility of contractual offsetting between them.

The value of the position in currencies other than U.S. dollars shall be expressed in that currency, at the respective exchange rate published by the Central Bank.

Decreases in foreign currency assets, due to the pre-cancellation of local financing to private sector customers, can only offset the FCNGP up to the original term of maturity, accompanied by the net increase in holdings of National Treasury securities in foreign currency.

The secondary market sales of notes in foreign currency acquired through primary subscription as from June 9, 2023 will not be subject to the offsetting established in the previous paragraph if the sales occur after 300 calendar days from the primary subscription date.

At the original maturity of local financing in foreign currency, offsetting may occur with the purchase of any foreign currency assets eligible for inclusion in the FCNGP.

When determining a bank’s FCNGP, the following concepts shall be excluded from the calculation:

(i)	deductible assets to determine the Banks’s RPC,

(ii)	the included concepts that the financial entity registers in its branches abroad,

(iii)	Federal government securities in Pesos with dual-currency returns,

(iv)	the balances corresponding to the “Special accounts for holders with agricultural activity” and the “Special accounts for exporters,”

(v)

the non-transferable domestic bills of the Central Bank of the Argentine Republic in Pesos settleable at the Reference Exchange Rate Communication “A” 3500 (“LEDIV”) at zero rate (LEDIVs were rendered ineffective through Communication “A” 7898 dated November 30, 2023), and

(vi)	the public and private securities in Pesos adjustable by the exchange rate, provided they do not exceed the net between the deposits referenced in item (iv) and the LEDIV.

Limits

Negative FCNGP (liabilities exceeding assets): This position – the monthly average of daily balances converted to Pesos at the reference exchange rate of the closing of the month prior to the calculation of this ratio – cannot exceed 30% of the RPC of the previous month.

Positive FCNGP (assets exceeding liabilities):

•

Net Global Position: this daily position (daily balance converted to Pesos at the reference exchange rate of the immediately preceding month) cannot exceed 5% of the RPC of the immediately preceding month.

Any variation in this position originating from exchange operations ordered by the Federal Government may only be covered with one of the applications provided in Section 2 of the “Credit Policy” regulations or with foreign currency forward transactions to be settled in Pesos.

•	Cash Position: The spot position includes the net global foreign currency position as previously defined, minus the following:

(i)

The net position in transactions conducted on a term basis, spot-to-settle, futures, options, and other derivative products. For foreign exchange transactions, only those with an original term greater than 1 business day will be considered.

(ii)	The net position in instruments linked to the evolution of the foreign currency’s value (except those accounted for in item d).

(iii)

The positive difference between the cash balances and the foreign currency resource application deficit – as outlined in Section 1.8 of the “Minimum Cash Requirements” regulations – measured as the average of daily accumulated balances up to the date of the spot position calculation, provided the cash in hand does not exceed 10% of the foreign currency deposits measured on the previous business day.

(iv)	Pre-financings of exports whose foreign currency funding, for the same amount, is accounted for as liabilities linked to the evolution of the foreign currency’s value.

(v)	The balance of guarantees established for operations with debit, credit, and purchase cards abroad for an amount equivalent to five consecutive days of consumption.

This daily position – daily balance converted to Pesos at the reference exchange rate of the closing of the previous month – cannot exceed 0% of the RPC of the previous month.

As of June 18, 2018, the Central Bank allows that the Positive FCNGP may reach up to 30% of the RCP, while the total excess over the general limit originates only as a result of:

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

To determine the FCNGP, loans in Pesos with a variable return based on the fluctuation of the U.S. dollar exchange rate, agreed until May 27, 2020, will be excluded if they are not covered by term investments with a variable return based on the U.S. dollar exchange rate.

Furthermore, any foreign currency position that financial institutions might hold – under the framework established in Communication “A” 7997 related to the regulations on “Earnings Distributions” – due to the subscription of BOPREAL until credited to non-resident shareholders will also be excluded from the calculation of their FCNGP.

The excesses of these ratios are subject to a charge equal to 1.5 times the rate of the monetary policy. To determine the charge, the rate provided by this institution will be applied on the excess amount in Pesos, based on the rate for the last business day of the reporting period, or, if unavailable, the most recent one. If excesses occur concurrently in both the net global position and the spot position, the higher charge will apply.

Charges not paid on time will incur an interest penalty during the non-compliance period, calculated at a rate 50% higher than the one applied to the excesses.

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

Credit Ratings

As of November 28, 2014, the Central Bank’s Communication “A” 5671 — as supplemented by Communications “A” 5998 and 6558 — replaced all prior regulatory provisions regarding credit rating requirements issued by local credit rating agencies. Under the updated rules on “Credit Assessments,” the previously applicable requirements tied to local credit ratings are no longer in effect. Where regulations still call for a minimum international credit rating, the new criteria under the Credit Assessments framework will apply on a complementary basis.

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

Credit Portfolio

The regulations on debt classification are designed pursuant to Central Bank Rules, which differ from IFRS to establish clear guidelines for identifying and classifying the quality of assets, as well as evaluating the actual or potential risk of a lender sustaining losses on principal or interest, in order to determine (taking into account any loan security) whether the provisions against such contingencies are adequate. Banks must classify their loan portfolios into two different categories:

(1)	Commercial portfolio. Includes all financing, except for consumer or housing loans.

Loans exceeding Ps. 1,198,966,000, linked to the client’s business or productive activity, are classified as commercial. At the entity’s discretion, commercial loans up to Ps. 1,198,966,000 may be grouped with consumer or housing loans, treated as such. Consumer loans are combined with commercial ones to determine classification, with collateral-backed loans weighted at 50%.

This option must apply to the entire portfolio and be outlined in the “Classification and Provision Procedures Manual,” with six months’ notice to the Superintendency for changes.

(2)	Consumer or housing portfolio. Includes:

(a)	Consumer loans (personal, family, professional, for consumer goods, credit card financing).

(b)	Housing loans (purchase, construction, refurbishment).

(c)	Microcredit loans – up to Ps. 239,793,200, and microenterprise loans.

(d)	Commercial loans up to Ps. 1,198,966,000, with or without preferred collateral, if opted by the entity.

Under the current debt classification system, each customer, as well as the customer’s outstanding debts, are included within sub-categories. The debt classification criteria applied to the consumer loan portfolio are primarily based on objective factors related to customers’ performance of their obligations or their legal standing, while the key criterion for classifying the commercial loan portfolio is each borrower’s paying ability based on their future cash flow.

Clients with no previous credit history with the entity, who later receive financing that does not exceed the amount derived from applying the percentage in section 2.2.5 of the “Minimum Provisions for Uncollectible Risk” regulations to their debt balance, may be classified based only on a projected cash flow analysis.

To ensure compliance with obligations without requiring new financing or refinancing, additional credit facilities will not be considered refinancings if they do not exceed 10% of the limit assigned during the last credit assessment, and if they are in line with normal business operations and the client can meet their other financial obligations. New financings and refinancings related to increased investment due to business expansion are also excluded, provided the projected cash flow supports full repayment of obligations.

Refinancings granted to agricultural producers under the Agricultural Emergency Law will not count as refinancing for classification purposes. However, the projected cash flow at the end of the emergency period must be considered, and the classification cannot improve based on the client’s pre-emergency situation, nor extend beyond the emergency period.

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

Subject to special Monitoring / Special Treatment

For refinancings granted for the first time within the calendar year, once the first installment is paid, the client may be reclassified to this category only once. After this refinancing, only the overdue obligations will be considered for classification purposes.

Subsequent refinancings will be treated under the general provisions outlined in these regulations.

Troubled	Borrowers with difficulties honoring their financial obligations under the loan on a regular basis, which, if uncorrected, may result in losses to the bank.

With high risk of insolvency	The client’s cash flow analysis indicates that it is highly unlikely they will be able to meet all of their financial obligations.

Irrecoverable	The debts of clients in this category are considered uncollectible. Although these assets may have some recovery value under certain future circumstances, their uncollectibility is evident at the time of analysis. The borrower will not meet its financial obligations with the financial institution.

:

Indicators of Uncollectibility

(A) The client has a poor financial situation, with suspended payments, bankruptcy, or filing for bankruptcy, and is forced to sell significant assets at a loss. The cash flow does not cover production costs.

(B) The client has been overdue for more than a year, with capital and interest refinanced, and financed operational losses. Refinancing will not interrupt the delinquency period unless overdue obligations are fully settled. If at least 15% of refinanced obligations and all accrued interest are paid, the debtor may be reclassified to a higher category.

(C) The client has incompetent and/or dishonest management, or has the potential for fraudulent acts, with no internal control.

(D) The client has inadequate information systems, making it impossible to accurately assess their financial situation, with unreliable and outdated information.

(E) The client operates in an industry in decline or requiring widespread restructuring.

(F) The client is in the lowest segment of their industry, unable to compete, and has outdated, unprofitable technology.

(G) Clients with overdue obligations over 180 days, according to the Central Bank’s “List of Irregular Debtors,” including liquidated entities and certain financial institutions.

(H) Foreign financial institutions or non-resident borrowers failing to meet the “Credit Evaluation” criteria must have an international risk rating of “investment grade.”

(I) Private sector clients whose debt exceeds 2.5% of the entity’s computed equity or Ps. 599.483.000, and who have not submitted an affidavit regarding their relationship with the intermediary financial institution. This also applies to clients not evaluated regularly, unless exempted under specific circumstances (e.g., ongoing bankruptcy proceedings).

Consumer or housing loans—Regulatory Classification

The principal criterion applied to loans in the consumer and housing portfolio is the length of period for which such loans remain overdue. Under Central Bank Rules, consumer and housing borrowers are classified as follows:

Classification	Criteria

Normal Situation	If all payments on loans are current or less than 31 calendar days overdue and, in the case of checking account overdrafts, less than 61 calendar days overdue.

Low Risk / Under observation	Loans upon which payment obligations are overdue for a period of more than 31 and up to 90 calendar days.

Low Risk / Special treatment	For refinancings granted for the first time within the calendar year, once the first installment is paid, the client may be reclassified to this category only once. After this refinancing, only overdue obligations will be considered for classification purposes. Subsequent refinancings will be subject to the general treatment outlined in these provisions.

Medium Risk	Loans upon which payment obligations are overdue for a period of more than 90 and up to 180 calendar days.

High Risk	Loans in respect of which a legal action seeking collection has been filed or loans having payment obligations overdue for more than 180 calendar days, but less than 365 calendar days.

Irrecoverable

This category includes clients who are insolvent or in bankruptcy with little or no chance of credit recovery, or who have overdue payments exceeding one year.

It also includes clients undergoing judicial management, or those who have requested preventive bankruptcy or extrajudicial preventive agreements, even if there is a chance of credit recovery, once more than 540 days of overdue payments have passed.

Clients whose debts have been refinanced through periodic payment obligations (monthly or bimonthly) may be reclassified to the next higher level if they have made timely payments or have arrears not exceeding 31 days for three consecutive installments, or, in the case of lump-sum payments, bimonthly or irregular payments, if at least 15% of their refinanced obligations (principal) have been paid.

A refinanced debtor who meets the above conditions may be reclassified to the next higher level if, additionally, the rest of their debts meet at least the requirements for that level.

If a debtor classified in this category has refinanced their debt—regardless of whether they have paid the required installments or percentage—and has received additional credit as outlined in point Section.2.5 of the “Minimum Provisions for Uncollectibility Risk” guidelines, and if such additional financing remains unpaid, they must remain in this category for at least 180 days from the date the additional credit was granted or the refinancing agreement was made.

This category also includes clients who meet the conditions outlined below:

(a) Clients with overdue obligations over 180 days, according to the Central Bank’s “List of Irregular Debtors,” including liquidated entities and certain financial institutions.

(b) Foreign financial institutions or non-resident borrowers failing to meet the “Credit Evaluation” criteria must have an international risk rating of “investment grade.”

(c) Private sector clients whose debt exceeds 2.5% of the entity’s computed equity or the reference amount in section 3.7., and who have not submitted a sworn statement regarding their relationship with the intermediary financial institution. This also applies to clients not evaluated regularly, unless exempted under specific circumstances (e.g., ongoing bankruptcy proceedings).

Minimum Credit Provisions

Unless otherwise indicated, the financial regulations described in this section have been prepared in accordance with Central Bank Rules. IFRS differs in certain aspects from Central Bank Rules.

The following minimum credit provisions are required to be made by Argentine banks in relation to the credit portfolio category:

Category	With Preferred Guarantees	Without Preferred Guarantees
1. Normal situation	1%	1%

2. With special monitoring / Low risk
Under observation	3%	5%
Under negotiation or refinancing agreement	6%	12%
Special treatment	8%	16%
3. With problems / Medium Risk	12%	25%
4. With high risk of insolvency / High Risk	25%	50%
5. Irrecoverable	50%	100%

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

In the case of commercial loans, applicable regulations require a minimum frequency of review. Such review must take place:

(i)

On a quarterly basis, with respect to individually considered clients whose financing at any point is equivalent to 5% or more of the RPC or the financial trust assets for the month preceding the end of the respective period, depending on whether the client is an entity or a financial trust. For these purposes, the group of connected counterparties shall be treated as a single client;

(ii)

On a semi-annual basis, with respect to individually considered clients whose financing at any point is between 1% (or the equivalent of Ps. 1,198,966,000, whichever is lower) and less than 5% of the RPC or the financial trust assets for the month preceding the end of the respective period, depending on whether the client is an entity or a financial trust. For these purposes, the group of connected counterparties shall be treated as a single client.

At the close of the first calendar semester, the review must cover at least 50% of the total commercial portfolio, including clients referred to in section 6.3.1. Therefore, to meet this percentage, the review must also include clients whose financing is below 1% of the mentioned RPC or financial trust assets (or the equivalent of Ps. 1,198,966,000), proceeding in decreasing order based on the magnitude of their financing.

(iii)	During the fiscal year, in other cases, the review must cover the entire commercial portfolio by the end of the period.

In addition to the minimum frequency outlined above, the classification must be reviewed – with a reasoned record of the decision made in the client’s file – and, if necessary, amended whenever any of the following circumstances occur:

(1)

Modification of any of the objective classification criteria arising from these regulations (e.g., terms of delinquency, legal status of the client or their debts, compliance with refinancings, and requests for refinancing of obligations).

(2)

A negative change in the client’s classification in the “Central de Deudores del Sistema Financiero,” downgrading it to a lower degree than the one assigned by the entity, by at least another financial entity or trust whose claims represent at least 10% of the total reported by all creditors.

(3)	Notification of the Superintendency’s final determination regarding the adjustment of provisions, as indicated by inspection activities.

When there is a discrepancy of more than one level between the classification given by the financial entity and those assigned by at least two other entities or financial trusts in categories lower than the one assigned by the entity, with their combined claims representing at least 20%, but less than 40%, of the total reported by all creditors, according to the latest available information from the “Central de Deudores del Sistema Financiero.”

The reassessment must be immediate for clients whose covered financing equals or exceeds 1% of the entity’s computable net worth or the trust’s assets, from the month prior to the occurrence of any of the circumstances mentioned, or the equivalent of Ps. 599,483,000, whichever is lower, and within three months for all other included clients.

Allowances for loan losses

The Central Bank Rules establishes minimum requirements for allowances for loan losses, in accordance with the category assigned to the client and the type of guarantee. Entities may have allowances for amounts higher than the minimum requirements, as deemed reasonable. Allowances are designed pursuant to the Central Bank Rules which differ from IFRS. See “Item 5B. Critical accounting policies” and note 9 to our audited consolidated financial statements as of December 31, 2024 and 2023.

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

Priority rights of depositors

Under section 49 of the Financial Institutions Law, in the event of judicial liquidation or bankruptcy of a bank all depositors, irrespective of the type, amount or currency of their deposits, will be senior to the other remaining creditors (such as shareholders of the bank), with exceptions made for certain labor liens (section 53 paragraphs (a) and (b)) and for those creditors backed by a pledge or mortgage, in the following order of priority: (a) deposits of up to Ps.50,000 per person (including all amounts such person deposited in one financial entity), or its equivalent in foreign currency, (b) all deposits of an amount higher than Ps. 50,000 or its equivalent in foreign currency, and (c) the liabilities originated in commercial lines granted to the financial institution and which directly affect international commerce. Furthermore, pursuant to section 53 of the Financial Institutions Law, as amended, Central Bank claims have absolute priority over other claims, except for pledged or mortgaged claims, certain labor claims, the depositors’ claims pursuant to section 49, paragraph e), items i) and ii), debt granted under section 17, paragraphs (b), (c) and (f) of the Central Bank’s Charter (including discounts granted by financial entities due to a temporary lack of liquidity, advances to financial entities with security interest, assignment of rights, pledges or special assignment of certain assets) and debt granted by the Banking Liquidity Fund backed by a pledge or mortgage.

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

The SSGD has been implemented through the establishment of a Deposit Guarantee Fund, or “FGD,” managed by a private-sector corporation called Seguro de Depósitos Sociedad Anónima, (Deposit Insurance Corporation, or “SEDESA”). According to Decree No. 1292/96, the shareholders of SEDESA are the government through the Central Bank and a trust set up by the participating financial institutions. These institutions must pay into the FGD a monthly contribution determined by Central Bank Rules. The SSGD is financed through regular and additional contributions made my financial entities, with the additional contribution differentiated based on factors such as the rating assigned by the Superintendency, the ratio of excess computable equity responsibility relative to the minimum capital requirement, and the quality of the active portfolio, with the additional contribution not exceeding the normal contribution.

Financial entities must make regular monthly contributions to the FGD equivalent to 0.015% of their monthly average daily balances of the deposits listed in the following paragraph, recorded in the second month prior to the contribution. The Central Bank may require an advance contribution of up to the equivalent of twenty-four (24) minimum normal contributions, with a notice period of no less than thirty calendar days, to cover the FGD’s resource needs. The first contribution was made on May 24, 1995.

The Central Bank may also require financial institutions to advance the payment of up to the equivalent of two years of monthly contributions and debit the past due contributions from funds of the financial institutions deposited with the Central Bank. The Central Bank may require additional contributions by certain institutions, depending on its evaluation of the financial condition of those institutions, as described above.

The SSGD’s coverage applies to deposits in Pesos and foreign currency made in participating entities in the form of: current accounts, demand accounts opened in Cooperative Credit Unions, savings accounts, fixed-term deposits, salary/social security accounts, basic, universal free, and special accounts, term investments, and immobilized balances derived from the above concepts.

The SSGD does not cover: (i) deposits and term investments in transferable paper acquired through endorsement, even if the last endorsee is the original depositor; (ii) demand deposits with interest rates exceeding the reference rate, and term deposits or investments exceeding 1.3 times the reference rate or the reference rate plus 5 percentage points, as well as those influenced by additional incentives; (iii) deposits from financial entities in other intermediaries, including those acquired through secondary market transactions; (iv) deposits made by related parties to the entity, as defined in the “Large Credit Risk Exposures” regulations; (v) fixed-term deposits in securities, acceptances, or guarantees; (vi) immobilized balances from excluded deposits or transactions; (vii) term deposits and investments structured through Electronic Certificates for Deposits and Term Investments (CEDIP) transmitted after the issuing financial entity falls under the conditions outlined in Section 49 of the Central Bank’s Organic Charter or Section 35 bis of the Financial Institutions Law.

The guarantee will cover the return of the deposited capital, interest, adjustments (based on the Reference Stabilization Coefficient, “CER,” for UVA deposits and the Construction Cost Index, “ICC,” for UVI deposits), and exchange rate differences, up to a limit of Ps.25,000,000, accrued until the date of revocation of the authorization or suspension of the entity under Article 49 of the Central Bank’s Organic Charter. For accounts held by two or more individuals, the guarantee limit will be $25,000,000, distributed proportionally among the account holders. The total guarantee for any individual, including accumulated accounts and deposits covered by this scheme, will not exceed the $25,000,000 limit.

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

When the contributions to the FGD reach the greater of Ps.2 billion or 5.0% of the total deposits of the financial system, whichever is greater, the Central Bank may suspend or reduce the obligation to make contributions to the FGD, reinstating the obligation in whole or in part when the contributions subsequently fall below that level.

Restrictions

Pursuant to the Financial Institutions Law, financial institutions cannot create any kind of liens over their assets without the Central Bank’s authorization.

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

On September 9, 2013, the CNV published Resolution No. 622/2013 (the “CNV Rules”) supplementing the Capital Markets Law. On May 9, 2018, the Argentine Congress approved the Argentine Productive Financing Law No. 27,440, which modernized and completed the legal framework of the Argentine capital markets. Law No. 27,440 amended the legal framework of the capital markets (Law No. 26,831), mutual funds (Law No. 24,083), notes (Law No. 23,576), the Argentine Civil and Commercial Code (Law No. 26,994, as amended from time to time), financing of housing and construction (Law No. 24,441), the subjects obliged to report on concealing and asset laundering of criminal origin in the capital market framework (Law No. 25,246), and the tax relief regime for the purchase of private securities (Law No. 20,643).

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

Institution restructuring to safeguard credit and bank deposits

If a financial institution meets the Central Bank’s criteria and is found to be in any of the situations foreseen by Section 44 of the Financial Institutions Law, the Central Bank may authorize the restructuring of the financial institution in defense of depositors, prior to revocation of the authorization to operate. The restructuring plan may consist of certain steps, including, among others:

(i)	adoption of a list of measures to capitalize or increase the capital of the financial institution;

(ii)	revoke the approval granted to the shareholders of the financial institution to hold interests therein;

(iii)	exclusion or transfer assets and liabilities;

(iv)	judicial intervention of the institution, displacing the statutory administrative authorities, and determine the capabilities needed to comply with the assigned function.

Revocation of the license to operate as a financial institution

The Central Bank may revoke the license to operate as a financial institution (a) as a request of the legal or statutory authorities of the institution; (b) in the cases contemplated by the Argentine Civil and Commercial Code or in the laws governing its existence as a legal entity; (c) when, as opinion of the Central Bank, the affections to the solvency and/or liquidity of the institution cannot be solved through a regularization and sanitation program; (d) in other cases provided by the Financial Institutions Law.

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

Once the bankruptcy has been adjudged, provisions of the Argentine Bankruptcy Law No. 24,522 (the “Bankruptcy Law”) and the Financial Institutions Law shall be applicable. In certain cases, specific provisions of the Financial Institutions Law shall supersede the provisions of the Bankruptcy Law (i.e., priority rights of depositors).

Merger and transfer of goodwill

Merger and transfer of goodwill may be arranged between entities of the same or different type and will be subject to the prior approval of the Central Bank. The new entity or the buyer must submit a financial-economic structure profile supporting the project in order to obtain authorization from the Central Bank.

Holding Companies

On June 28, 2019, the Central Bank ruled, through Communication “A” 6723, with effect from January 1, 2020, that Group “A” financial institutions which are controlled by non-financial institutions (as in our case in relation with the Bank) shall comply with the Minimum Capital requirements (please see “Argentine Banking Regulation—Liquidity and Solvency Requirements—Minimum Capital Requirements”), the Major Exposure to Credit Risk regulations (please see “Argentine Banking Regulation—Credit Risk Regulation—Large Exposures”), the Liquidity Coverage Ratio (please see “Argentine Banking Regulation—Liquidity Coverage Ratios”) and the Net Stable Funding Ratio (please see “Argentine Banking Regulation—Liquidity Parameters—Net Stable Funding Ratio”) on a consolidated basis comprising the non-financial holding and all its subsidiaries (excluding insurance companies and non-financial subsidiaries).

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

Fintech regulations

The Central Bank issued Communication “A” 6885 (as amended from time to time, regulations on “Payment Service Providers”), by means of which it regulates certain aspects of fintech operations. Through these communications, PSPs as defined as legal entities that, although not classified as financial institutions, perform at least one function within a retail payment system, as part of the broader framework of the national payment system.

By means of these rules, PSPs operations are regulated and a specific registry for them was created. Entities that are not eligible to operate as PSPs include legal entities that are not regularly incorporated in the country, or those that, while incorporated abroad as private legal entities, have failed to meet the requirements outlined in the General Companies Law No. 19,550 and its amendments, specifically regarding the regular exercise of activities within their corporate purpose in Argentina. Additionally, entities recognized by the CNV as markets, clearinghouses, or any other type of agents are excluded from operating as PSPs. Furthermore, legal entities whose shareholders, voting rights, or governing and supervisory bodies involve individuals who fall under the provisions of sections a), b), d), e), or f) of Article 10 of the Financial Entities Law, or who have been convicted of crimes such as property offenses, public administration crimes, economic and financial offenses, or offenses against public faith, including violations of privacy or association crimes, are also disqualified. However, this does not apply to shareholdings acquired in securities markets that do not exceed 20% of the capital or voting rights.

Regarding the registry, regulations on “Payment Service Providers” stipulate that PSPs performing the functions outlined below are required to register in the ‘Payment Service Providers Registry’ managed by the Superintendency:

(1)

Virtual Account Provision: provision of virtual accounts for performing debits and credits within a payment scheme. The accounts offered by PSPs are referred to as payment accounts; these are freely available accounts in Pesos that allow for the ordering and receiving of payments. PSPCPs may allow for these accounts to have more than one holder.

(2)

Administration: establishing the operational, technical and commercial rules of the payment scheme, and ensuring their compliance in accordance with the regulatory framework, by entering into contractual relationships with each of the participants in the payment scheme.

(3)

Acceptance: Enroll merchants into payment schemes with transfers. This includes, among other tasks, facilitating the mechanisms to initiate payments, transmitting payment order information to the administrator or other participants of the scheme, and, if authorized, confirming the operations.

(4)

Initiation (registration is required only if they provide digital wallet services): Send a valid payment instruction at the request of a payer to the provider of a payment account (or a sight account) or to the issuer of the payment instrument.

(5)	ATM Networks: Manage transactions ordered through ATMs.

(6)

Electronic Funds Transfer Networks (processing or operation): Transmit electronic instructions for fund movements between financial entities and, where applicable, notify the PSP providing payment accounts of the credits to their sight accounts so that it can proceed with the fulfillment of the transfer function.

(7)

Acquiring: Enroll merchants into payment schemes with cards. This includes, among other tasks, facilitating the mechanisms to initiate payments, transmitting payment order information to the administrator or other participants of the scheme, and, if authorized, confirming the operations.

(8)

Aggregation or Sub-acquiring: Provide merchants with access to payment schemes that the aggregator has contracted with one or more acquirers, using the aggregator’s or sub-acquirer’s merchant identifier (ID), which acts as the receiving customer of the funds from the settlement of various payment schemes.

(9)

Non-Banking Collection Companies for Taxes and/or Services: Provide payment and/or collection services for taxes and/or services on behalf of third parties through agent networks, using cash and/or payment instruments.

PSP regulations establish that all funds credited to payment accounts offered by PSPCPs shall be (i) available at all times, for an amount at least equivalent to the one credited in the payment account; (ii) deposited in Pesos, in on-sight accounts in Argentine financial entities; and (iii) on an independent on-sight account from the one used for trading for own account (e.g.: creditor or salary payments).

Any breach of the rules as set on the abovementioned communication is submitted to the sanctions of the Financial Institutions Law.

By means of Communication “A” 7156, the Central Bank extended the application of the provisions of the Financial Institutions Law to “Other non- financial credit providers” covered by the rules on “Non-financial credit providers,” and among other measures, it provided that as from February 1, 2021, other non-financial credit providers and non-financial companies issuing credit and/or purchase cards will be subject to the provisions set forth in the rules on “Protection of financial services users,” for the financing they grant.

On February 24, 2022, the Central Bank issued Communication “A” 7462 (as amended from time to time) providing for the creation of the “Register of interoperable digital wallets” and establishing that any PSP wishing to provide a digital wallet service that allows making transfer payments initiated by reading QR codes must be registered therein. In addition, it defines a “digital wallet” service as the service offered by a financial institution or payment service provider (PSP) through an application on a mobile device or web browser that must allow making payments with transfer (PCT) and/or with other payment instruments.

Pursuant to Communication “A” 7593, the Central Bank amended the rules on “Protection of Financial Services Users” to include Payment Service Providers that offer payment accounts and Payment Service Providers that perform the function of initiation and provide the digital wallet service among the obligated parties.

On the other hand, as regards the rules on “Payment Service Providers,” it establishes that they must submit a compliance report prepared by professionals or associations of licensed professionals, which must be prepared in accordance with the model to be established from time to time, and verify compliance with the rules issued by the Central Bank that are applicable according to the type of provider in question and submitted to the Superintendency on an annual basis.

By means of Communication “A” 7783, the Central Bank approved the rules on “Minimum requirements for the management and control of technology and information security risks associated with digital financial services” applicable to both PSPCP and financial entities.

Gender Parity Requirements

On September 3, 2020, by means of Communication “A” 7100 (as amended from time to time), the Central Bank amended the rules on “Guidelines for Corporate Governance in Financial Institutions” (Lineamientos para el gobierno societario en entidades financieras) to include a requirement of gender parity.

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

Anti-Money Laundering, Terrorism Financing and Proliferation of Weapons of Mass Destruction Financing Regime

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

On April 13, 2000, the National Congress passed Law No. 25,246, (subsequently amended and complemented, the “AML/CTF/CPF Law”), which created at the national level the Anti- Money Laundering, Counter- Terrorist Financing and the Financing of Proliferation of Weapons of Mass Destruction Regime (“AML/CTF/CPF Regime”), criminalizing money laundering, creating and designating the Financial Information Unit (“UIF,” for its acronym in Spanish) as the enforcement authority of the regime, and establishing the legal obligation for various public and private sector entities and professionals to provide information and cooperate with the UIF.

The UIF is a decentralized agency that operates with autonomy and financial independency under the Argentine Ministry of Justice, and its mission is to prevent and deter the crimes of money laundering, terrorist financing and proliferation of weapons of mass destruction.

The following are certain provisions relating to the AML/CTF/CPF Regime established by the AML/CTF/CPF Law, including regulations issued by the UIF, the CNV and the Central Bank. It is recommended that holders consult their own legal advisors and read the AML/CTF/CPF Law and its complementary regulations.

Money Laundering, Terrorist Financing and Proliferation of Weapons of Mass Destruction in the Argentine Criminal Code

(a)	Money laundering

Section 303 of the Argentine Criminal Code (the “ACC”) defines money laundering as a crime committed whenever a person converts, transfers, manages, sells, encumbers, acquires, conceals or in any other way puts into circulation in the market, property derived from an unlawful act, with the possible consequence that the origin of the original property or the subordinate property acquires the appearance of a lawful origin, provided that their value exceeds the sum of 150 Minimum, Vital, and Mobile Wages at the time of the events (as of February 14, 2025, this equals ARS 43,866,900), either in a single act or by the repetition of various acts linked to each other. Section 303 of the ACC establishes the following penalties:

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

These provisions shall apply even if the preceding criminal offence was committed outside the scope of applicability of this Code, insofar as the criminal offence was also punishable in the place where it was committed.

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

(c)	Terrorist Financing and Proliferation of Weapons of Mass Destruction Financing

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

The penalty for this offense is imprisonment for a term of five (5) to fifteen (15) years and a fine of two (2) to ten (10) times the amount of the illicit transaction. Likewise, the same penalties shall apply to legal persons as described for the crime of money laundering.

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

Reporting Subjects obliged to Inform and Collaborate with the UIF

The AML/CTF/CPF Regime, in line with international AML/CTF/CPF standards, not only designates the UIF as the agency in charge of preventing money laundering, terrorism financing and proliferation of weapons of mass destruction. It also imposes obligations on various public and private sector entities and individuals, designated as Reporting Subjects (“Sujetos Obligados”), to inform and collaborate with the UIF.

In accordance with the AML/CTF/CPF Law and its regulations, the Reporting Subjects before the UIF, include among others:

(i)	banks, financial entities and insurance companies;

(ii)

exchange agencies and natural and legal persons authorized by the Central Bank to intervene in the purchase and sale of foreign currency with funds in cash or checks issued in foreign currency or through the use of debit or credit cards or in the transfer of funds within or outside the national territory;

(iii)

virtual asset service providers, non-financial credit providers, issuers, operators and/or providers of collection and/or payment services, central securities depository agents and corporate and trust service providers;

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

(v)

government organizations such as the Central Bank, the Customs Collection and Enforcement Agency (“ARCA,” as per its acronym in Spanish), the Superintendence of Insurance of the Nation (“SSN,” as per its acronym in Spanish), the CNV and the IGJ; and

(vi)	professionals in economic sciences, lawyers and notaries public, when they are involved in certain transactions.

Duties of Reporting Subjects include:

(i)	obtaining documents that indisputably prove the identity, legal status, domicile and other relevant information, about their clients’ operations (“know your customer” policy);

(ii)

reporting any suspicious events or transactions. For the purposes of the AML/CTF/CPF Law, suspicious transactions are those that, appear unusual, lack economic or legal justification, or are unusually or unjustifiably complex, whether conducted once or repeatedly (regardless of their amount);

(iii)	refraining from disclosing to customers or third parties any actions taken in compliance with the AML/CTF/CPF Law;

(iv)	registering at UIF;

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

Pursuant to Annex I of Resolution No. 61/2023 of the UIF (which establishes the supervision and inspection mechanism of the UIF), both the Central Bank and the CNV are considered “Specific Control Agencies”(“Órganos de Contralor Específico”). In such capacity, they must collaborate with the UIF in the evaluation of compliance with AML/CTF/CPF procedures by the Reporting Subjects subject to their control. For these purposes, they are entitled to supervise, monitor and inspect these entities. Denial or obstruction of inspections by the Reporting Subjects may result in administrative penalties by the UIF and criminal penalties.

The Central Bank and the CNV must also comply with the AML/CTF/CPF Regime established by the UIF, including the reporting of suspicious transactions. In turn, Reporting Subjects regulated by these agencies are subject to UIF Resolutions No. 14/2023 (as amended by Resolution No. 199/2024) and 78/2023, respectively. Such regulations provide guidelines that such entities shall adopt and apply to manage, in accordance with their policies, procedures and controls, the risk of being used by third parties for criminal purposes of money laundering, financing of terrorism and proliferation of weapons of mass destruction.

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

In October 2021, the UIF published Resolution 112/2021 which established certain measures and procedures that all Regulated Subjects must observe to identify beneficial owners. The Resolution, in its article 2, defines beneficial owner in the following new terms: “The human person who holds at least 10% of the capital or voting rights of a legal person, trust, investment fund, affectation estate and/or any other legal structure; and/or the human person/s who by other means exercises ultimate control of the company.”

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

Asset Freezing Regime

Decree No. 918/2012 (amended by Decree No. 278/2024) establishes the procedures for preventing the disposal of assets linked to terrorism and proliferation financing, and the creation and maintenance procedures (including the inclusion and removal of suspected persons) for registries created in accordance with the relevant United Nations Security Council’s resolutions.

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

Politically Exposed Persons

Resolution No. 35/2023 (lastly amended by Resolution No. 192/2024), establishes the rules that Reporting Subjects must follow regarding clients that are Politically Exposed Persons (“PEP”).

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

Elements of the Anti-Money Laundering Program

We adopt specific procedures for our various operational and commercial areas as applicable.

The following are the most important components of the Bank’s Anti-Money Laundering Program:

(1)	Prevention: We carry out different tasks in order to mitigate the risk of money laundering:

(a)	Generation of policies and procedures;

(b)	Reliable identification of customers and knowledge of their activities (“Know Your Customer” process);

(c)	Specific risk analysis in the product and process approval process;

(d)	Training and ongoing communication to update all relevant staff;

(e)	Existence of a responsible Officer and a Committee for Money Laundering and Terrorist Financing Prevention;

(2)	Monitoring: We monitor the activity of clients, suppliers, etc., by setting parameters and alerts to be able to identify cases that must be reported to the appropriate authorities.

(3)

Relationship with regulatory agencies or industry: We maintain relations with the Central Bank/UIF/CNV by carrying out all necessary actions in order to collect and maintain adequate identification of clients and transaction records, in accordance with regulatory requirements. Likewise, we respond to the information requirements of the mentioned entities.

(4)

Audits and Reviews: this program will be periodically reviewed through by its own assurance program and different types of audits (internal, external, comptroller) to identify opportunities for improvement.

(5)

Training and Communication: All our staff (including executive staff) who have a relationship with clients or handle their transactions must receive training in anti-money laundering. This training is institutional and mandatory.

(6)	Know Your Client (KYC): Similar to our efforts to prevent money laundering, and terrorist financing begins with an appropriate “Know Your Customer” process.

(a)

Customer awareness allows financial institutions to determine if certain customers are included on terrorist lists issued by governments and regulatory agencies. This process also allows us to establish whether we are facing high-risk clients (e.g., Politically Exposed Persons) in order to carry out an Enhanced Due Diligence process).

(b)	We will not enter into any relationship with any individual or entity who cannot prove their true identity.

(7)

Recognition and reporting of unusual or suspicious activities: When employees receive indications that make them assume that clients’ funds come from criminal activities, they should report this to the Money Laundering and Terrorist Financing Committee for evaluation in accordance with established procedure.

For a thorough analysis of money laundering regulations in effect as of the date of this document, please consult with your own legal counsel and read Title XIII, Second Book of the ACC and any regulations issued by the UIF, the CNV and the Central Bank in their entirety. For this purpose, interested parties may visit the websites of the Argentine Ministry of Economy, www.argentina.gob.ar/economia, the UIF, www.argentina.gob.ar/uif, the CNV, www.argentina.gob.ar/cnv or the Central Bank, www.bcra.gob.ar none of which websites are incorporated by reference herein.

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

Organizational Structure

Subsidiaries and controlled entities

We have nine subsidiaries and controlled entities: (i) Argenpay S.A.U., through which we provide electronic payment services ; (ii) Macro Bank Limited, our subsidiary in the Bahamas through which we primarily provide private banking services; (iii) Macro Securities S.A.U., which is a member of the BYMA, and through which we provide investment research, securities trading and custodial services to our customers; (iv) Macro Fiducia S.A.U., a subsidiary that acts as trustee and provides financial advisory and analysis services; (v) Macro Fondos S.G.F.C.I. S.A., an asset management subsidiary, (vi) Fintech SGR., which facilitates access to credit for micro, small and medium-sized enterprises; (vii) Macro Agro S.A.U. through which we facilitate access to credit for SMEs through the grant of guarantees: (viii) BMA Valores S.A., through which we perform certain stock exchange services; and (ix) BMA Asset Management S.G.F.C.I.S.A., which operates the management of mutual funds.

	Banco Macro’s direct and indirect interest
Subsidiary / controlled entity	Percentage of Capital Stock	Percentage of possible votes
Argenpay S.A.U.(1)	100.000%	100.000%
Macro Bank Limited(2)	100.000%	100.000%
Macro Securities S.A.U.(1)	100.000%	100.000%
Macro Fiducia S.A.U.(1)	100.000%	100.000%
Macro Fondos S.G.F.C.I. S.A.(1)	100.000%	100.000%
Fintech SGR(1)(3)	24.999%	24.999%
Macro Agro S.A.U.(1)	100.000%	100.000%
BMA Valores S.A.(1)	100.000%	100.000%
BMA Asset Management S.G.F.C.I. S.A.(1)	100.000%	100.000%

Notes:-

(1)	Country of residence: Argentina
(2)	Country of residence: The Bahamas
(3)	Structured entity.

C.	Property, plants and equipment

Property

Our headquarters consist of 54,736 square meters of office area that we own at Avenida Eduardo Madero 1172, Alem 1110 1st floor and Juana Manso 555, 1A, 8B and 9B, in the City of Buenos Aires, and is used by our management, accounting and administrative personnel. As of December 31, 2024, we have a branch network that consists of 519 branches in Argentina, of which 178 were leased properties.

In 2011 we acquired a site, located at Avenida Eduardo Madero No. 1180, in the City of Buenos Aires, from the Government of the City of Buenos Aires, in which we have developed our headquarters. We have developed a project to build our new corporate offices on this site. Work on the site began in 2012 and was completed in 2019.

The new corporate headquarters were designed to take full advantage of natural light and maximize energy efficiency, while also using materials that do not adversely affect the environment and was built in compliance with the Leed International Sustainability Standards of the “U.S. Green Building Council.” The building has its own environmental policy and an intelligent energy system; it has a state-of-the-art architectural design that prioritizes energy efficiency in accordance with the standards of the LEED sustainable building certification system. In addition to energy efficiency, the tower has a construction mechanism that manages to reduce water consumption through the reuse and controlled use of inputs, thus being considered a building with sustainable criteria and optimization of the use of resources.

Thanks to the process initiated in previous years, during 2022 Banco Macro received the Leed certification for the “Banco Macro Corporate Headquarters,” achieving the Leed GOLD certificate with 64 points.

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

The following tables show average balances, interest amounts and nominal and real rates for our interest-earning assets and interest-bearing liabilities for the years ended December 31, 2024, 2023 and 2022 based on results adjusted for inflation as of December 31, 2024, as explained in our audited consolidated financial statements.

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

Nd = nominal average rate for foreign currency denominated assets and liabilities for the period;

D = devaluation rate of the Peso to the U.S. dollar for the period; and

I = inflation rate in Argentina for the period based on the variation of the Consumer Price Index.

	2024				2023(1)				2022(1)
	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate
	(In thousands of Pesos)
ASSETS
Interest-earning assets
Cash and Deposits in Banks
Pesos	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency	465,237,500	16,134,726	(24.34%)	3.47%	500,825,586	14,911,339	50.94%	2.98%	533,024,273	2,713,337	(11.05%)	0.51%
Total	465,237,500	16,134,726	(24.34%)	3.47%	500,825,586	14,911,339	50.94%	2.98%	533,024,273	2,713,337	(11.05%)	0.51%
Loans and other financing Non-financial Public Sector
Pesos	29,308,836	13,357,942	(53.25%)	45.58%	45,833,196	41,659,745	(38.70%)	90.89%	22,406,199	10,266,622	(25.14%)	45.82%
Foreign currency	10	—	—	—	—	—	—	—	—	—	—	—
Total	29,308,846	13,357,942	(53.25%)	45.58%	45,833,196	41,659,745	(38.70%)	90.89%	22,406,199	10,266,622	(25.14%)	45.82%
Other Financial Entities
Pesos	34,535,153	7,735,415	(60.69%)	22.40%	19,878,836	7,076,723	(56.46%)	35.60%	9,859,654	3,625,351	(29.79%)	36.77%
Foreign currency	1,261,859	96,488	(21.28%)	7.65%	3,023,572	70,131	49.97%	2.32%	134,738	8,850	(5.69%)	6.57%
Total	35,797,012	7,831,903	(59.30%)	21.88%	22,902,408	7,146,854	(42.41%)	31.21%	9,994,392	3,634,201	(29.47%)	36.36%
Non-financial Private Sector and Foreign Residents
Pesos	3,322,696,956	2,003,766,700	(48.52%)	60.31%	4,015,714,241	2,412,394,027	(48.60%)	60.07%	3,852,133,138	1,680,152,131	(26.27%)	43.62%
Foreign currency	753,578,500	79,557,610	(19.16%)	10.56%	313,106,334	8,893,088	50.74%	2.84%	206,010,188	7,925,702	(8.10%)	3.85%
Total	4,076,275,456	2,083,324,310	(43.09%)	51.11%	4,328,820,575	2,421,287,115	(41.41%)	55.93%	4,058,143,326	1,688,077,833	(25.35%)	41.60%
Other Debt Securities
Pesos	1,754,942,049	1,100,683,580	(47.75%)	62.72%	2,951,578,252	2,392,813,196	(41.85%)	81.07%	4,217,860,231	2,355,165,433	(20.00%)	55.84%
Foreign currency	84,122,250	6,218,377	(21.47%)	7.39%	283,774,699	20,587,933	57.21%	7.26%	327,288,870	3,381,074	(10.59%)	1.03%
Total	1,839,064,299	1,106,901,957	(46.55%)	60.19%	3,235,352,951	2,413,401,129	(33.16%)	74.59%	4,545,149,101	2,358,546,507	(19.32%)	51.89%
Repo Transactions
Pesos	369,043,500	297,684,162	(41.99%)	80.66%	607,482,372	428,812,085	(45.22%)	70.59%	151,823,293	90,088,754	(18.20%)	59.34%
Foreign currency	—	—	—	—	2,363,232	4,669	46.87%	0.20%	—	—	—	—
Total	369,043,500	297,684,162	(41.99%)	80.66%	609,845,604	428,816,754	(44.86%)	70.32%	151,823,293	90,088,754	(18.20%)	59.34%

Total interest-earning assets
Pesos	5,510,526,494	3,423,227,799	(47.94%)	62.12%	7,640,486,897	5,282,755,776	(45.69%)	69.14%	8,254,082,515	4,139,298,291	(22.92%)	50.15%
Foreign currency	1,304,200,119	102,007,201	(21.16%)	7.82%	1,103,093,423	44,467,160	52.48%	4.03%	1,066,458,069	14,028,963	(10.33%)	1.32%
Total	6,814,726,613	3,525,235,000	(42.81%)	51.73%	8,743,580,320	5,327,222,936	(33.30%)	60.93%	9,320,540,584	4,153,327,254	(21.48%)	44.56%
Total non interest-earning assets
Pesos	4,690,479,676	—	—	—	2,018,198,322	—	—	—	2,060,372,473	—	—	—
Foreign currency	2,020,481,002	—	—	—	3,997,262,968	—	—	—	1,447,017,327	—	—	—
Total	6,710,960,678	—	—	—	6,015,461,290	—	—	—	3,507,389,800	—	—	—
TOTAL ASSETS
Pesos	10,201,006,170	—	—	—	9,658,685,219	—	—	—	10,314,454,988	—	—	—
Foreign currency	3,324,681,121	—	—	—	5,100,356,391	—	—	—	2,513,475,396	—	—	—
Total	13,525,687,291	—	—	—	14,759,041,610	—	—	—	12,827,930,384	—	—	—
LIABILITIES
Interest-bearing liabilities
Deposits
Non financial Public Sector
Pesos	371,843,597	196,836,576	(50.89%)	52.94%	342,747,833	269,512,845	(42.64%)	78.63%	438,172,411	196,770,015	(25.61%)	44.91%
Foreign currency	20,800,074	293,350	(25.85%)	1.41%	24,390,225	19,139	46.69%	0.08%	41,069,913	32,279	(11.43%)	0.08%
Total	392,643,671	197,129,926	(49.56%)	50.21%	367,138,058	269,531,984	(36.71%)	73.41%	479,242,324	196,802,294	(24.39%)	41.07%
Financial Sector
Pesos	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—
Total	—	—	—	—	—	—	—	—	—	—	—	—

Non financial Private Sector and Foreign Residents
Pesos	3,775,083,528	1,636,034,889	(53.97%)	43.34%	5,321,146,001	3,175,943,925	(48.72%)	59.69%	4,756,850,416	1,836,491,856	(28.84%)	38.61%
Foreign currency	1,325,820,806	1,810,801	(26.78%)	0.14%	1,028,246,265	293,354	46.62%	0.03%	657,357,522	317,631	(11.46%)	0.05%
Total	5,100,904,334	1,637,845,690	(46.90%)	32.11%	6,349,392,266	3,176,237,279	(33.28%)	50.02%	5,414,207,938	1,836,809,487	(26.73%)	33.93%
Financing received from the BCRA and other financial institutions
Pesos	7,919,383	16,469,772	(1.10%)	207.97%	12,190,218	18,687,021	(18.66%)	153.30%	22,486,605	8,807,443	(28.55%)	39.17%
Foreign currency	27,497,979	1,569,340	(22.70%)	5.71%	36,686,007	1,453,875	52.38%	3.96%	10,176,519	394,415	(8.07%)	3.88%
Total	35,417,362	18,039,112	(17.87%)	50.93%	48,876,225	20,140,896	34.66%	41.21%	32,663,124	9,201,858	(22.17%)	28.17%
Issued Corporate Bonds
Pesos	13,251,957	13,283,200	(35.70%)	100.24%	12,235,650	2,528,112	(61.25%)	20.66%	12,448,744	1,758,791	(41.41%)	14.13%
Foreign currency	57,386,334	3,024,842	(23.02%)	5.27%	26,615,495	1,069,727	52.47%	4.02%	12,091,972	244,704	(9.71%)	2.02%
Total	70,638,291	16,308,042	(25.40%)	23.09%	38,851,145	3,597,839	16.66%	9.26%	24,540,716	2,003,495	(25.79%)	8.16%
Subordinated Corporate Bonds
Pesos	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency	462,451,332	29,428,813	(22.23%)	6,36%	466,121,531	30,880,107	56.28%	6.62%	489,829,255	31,385,020	(5.83%)	6.41%
Total	462,451,332	29,428,813	(22.23%)	6,36%	466,121,531	30,880,107	56.28%	6.62%	489,829,255	31,385,020	(5.83%)	6.41%

	2024				2023(1)				2022(1)
	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate
	(In thousands of Pesos)
Repo Transactions									,
Pesos	11,615,826	8,268,119	(45.03%)	71.18%	27,384,244	30,211,753	(32.46%)	110.33%	18,897,215	6,616,153	(30.69%)	35.01%
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—
Total	11,615,826	8,268,119	(45.03%)	71.18%	27,384,244	30,211,753	(32.46%)	110.33%	18,897,215	6,616,153	(30.69%)	35.01%
Total interest-bearing liabilities
Pesos	4,179,714,291	1,870,892,556	(53.51%)	44.76%	5,715,703,946	3,496,883,656	(48.24%)	61.18%	5,248,855,391	2,050,444,258	(28.61%)	39.06%
Foreign currency	1,893,956,525	36,127,146	(25.48%)	1.91%	1,582,059,523	33,716,202	49.69%	2.13%	1,210,525,181	32,374,049	(9.14%)	2.67%
Total	6,073,670,816	1,907,019,702	(44.77%)	31.40%	7,297,763,469	3,530,599,858	(27.01%)	48.38%	6,459,380,572	2,082,818,307	(24.96%)	32.24%
Total non–interest bearing liabilities and shareholders’ equity
Pesos	6,584,833,694	—	—	—	6,677,271,529	—	—	—	5,865,844,596	—	—	—
Foreign currency	867,182,781	—	—	—	784,006,612	—	—	—	502,705,216	—	—	—
Total	7,452,016,475	—	—	—	7,461,278,141	—	—	—	6,368,549,812	—	—	—
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY
Pesos	10,764,547,985	—	—	—	12,392,975,475	—	—	—	11,114,699,987	—	—	—
Foreign currency	2,761,139,306	—	—	—	2,366,066,135	—	—	—	1,713,230,397	—	—	—
Total	13,525,687,291	—	—	—	14,759,041,610	—	—	—	12,827,930,384	—	—	—

Notes:-

(1)	Figures adjusted for inflation as of December 31, 2024. See “Presentation of certain financial information.”

Changes in interest income and interest expense; volume and rate analysis

The following tables allocate, by currency of denomination, changes in our interest income and interest expense segregated for each major category of interest-earning assets and interest-bearing liabilities into amounts attributable to changes in their average volume and their respective nominal interest rates for fiscal year ended December 31, 2024 compared to the fiscal year ended December 31, 2023 and to the fiscal year ended December 31, 2022, all based on information adjusted for inflation as of December 31, 2024.

	2024	2023(1)	2022(1)	December 2024/ December 2023 Increase (Decrease) Due to Changes in			December 2023 / December 2022 Increase (Decrease) Due to Changes in
	Interest Earned / (Paid)			Volume	Rate	Net Change	Volume	Rate	Net Change
	(in thousand of Pesos)
ASSETS
Interest-earning assets
Cash and Deposits in Banks
Pesos	—	—	—	—	—	—	—	—	—
Foreign currency	16,134,726	14,911,339	2,713,337	(1,047,261)	2,270,648	1,223,387	(159,127)	12,357,129	12,198,002
Total	16,134,726	14,911,339	2,713,337	(1,047,261)	2,270,648	1,223,387	(159,127)	12,357,129	12,198,002
Loans and other financing Non-financial Public Sector
Pesos	13,357,942	41,659,745	10,266,622	(15,020,944)	(13,280,859)	(28,301,803)	10,734,148	20,658,975	31,393,123
Foreign currency	—	—	—	—	—	—	—	—	—
Total	13,357,942	41,659,745	10,266,622	(15,020,944)	(13,280,859)	(28,301,803)	10,734,148	20,658,975	31,393,123
Deposits with the Central Bank
Pesos	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—
Total	—	—	—	—	—	—	—	—	—
Other Financial Entities
Pesos	7,735,415	7,076,723	3,625,351	5,217,791	(4,559,099)	658,692	3,684,097	(232,725)	3,451,372
Foreign currency	96,488	70,131	8,850	(40,856)	67,213	26,357	189,799	(128,518)	61,281
Total	7,831,903	7,146,854	3,634,201	5,176,935	(4,491,886)	685,049	3,873,896	(361,243)	3,512,653
Non-financial Private Sector and Foreign Residents
Pesos	2,003,766,700	2,412,394,027	1,680,152,131	(416,449,966)	7,822,639	(408,627,327)	71,502,421	660,739,475	732,241,896
Foreign currency	79,557,610	8,893,088	7,925,702	12,508,541	58,155,981	70,664,522	4,128,892	(3,161,506)	967,386
Total	2,083,324,310	2,421,287,115	1,688,077,833	(403,941,425)	65,978,620	(337,962,805)	75,631,313	657,577,969	733,209,282
Other Debt Securities
Pesos	1,100,683,580	2,392,813,196	2,355,165,433	(970,081,677)	(322,047,939)	(1,292,129,616)	(707,004,137)	744,651,900	37,647,763
Foreign currency	6,218,377	20,587,933	3,381,074	(14,480,658)	111,102	(14,369,556)	(458,195)	17,665,054	17,206,859
Total	1,106,901,957	2,413,401,129	2,358,546,507	(984,562,335)	(321,936,837)	(1,306,499,172)	(707,462,332)	762,316,954	54,854,622

	2024	2023(1)	2022(1)	December 2024/ December 2023 Increase (Decrease) Due to Changes in			December 2023 / December 2022 Increase (Decrease) Due to Changes in
	Interest Earned / (Paid)			Volume	Rate	Net Change	Volume	Rate	Net Change
	(in thousand of Pesos)
Repo Transactions
Pesos	297,684,162	428,812,085	90,088,754	(168,304,278)	37,176,355	(131,127,923)	270,391,286	68,332,045	338,723,331
Foreign currency	—	4,669	—	(4,669)	—	(4,669)	—	4,669	4,669
Total	297,684,162	428,816,754	90,088,754	(168,308,947)	37,176,355	(131,132,592)	270,391,286	68,336,714	338,728,000
Total interest-earning assets
Pesos	3,423,227,799	5,282,755,776	4,139,298,291	(1,564,639,074)	(294,888,903)	(1,859,527,977)	(350,692,185)	1,494,149,670	1,143,457,485
Foreign currency	102,007,201	44,467,160	14,028,963	(3,064,903)	60,604,944	57,540,041	3,701,369	26,736,828	30,438,197
Total	3,525,235,000	5,327,222,936	4,153,327,254	(1,567,703,977)	(234,283,959)	(1,801,987,936)	(346,990,816)	1,520,886,498	1,173,895,682
LIABILITIES
Interest-bearing liabilities
Deposits
Non financial Public Sector
Pesos	196,836,576	269,512,845	196,770,015	22,867,775	(95,544,044)	(72,676,269)	(42,841,963)	115,584,793	72,742,830
Foreign currency	293,350	19,139	32,279	(2,499)	276,710	274,211	(12,767)	(373)	(13,140)
Total	197,129,926	269,531,984	196,802,294	22,865,276	(95,267,334)	(72,402,058)	(42,854,730)	115,584,420	72,729,690
Financial Sector
Pesos	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—
Total	—	—	—	—	—	—	—	—	—
Non financial Private Sector and Foreign Residents
Pesos	1,636,034,889	3,175,943,925	1,836,491,856	(922,596,567)	(617,312,469)	(1,539,909,036)	218,002,615	1,121,449,454	1,339,452,069
Foreign currency	1,810,801	293,354	317,631	104,392	1,413,055	1,517,447	196,492	(220,769)	(24,277)
Total	1,637,845,690	3,176,237,279	1,836,809,487	(922,492,175)	(615,899,414)	(1,538,391,589)	218,199,107	1,121,228,685	1,339,427,792
Financing received from the BCRA and other financial institutions
Pesos	16,469,772	18,687,021	8,807,443	(6,546,607)	4,329,358	(2,217,249)	(4,032,535)	13,912,113	9,879,578
Foreign currency	1,569,340	1,453,875	394,415	(364,955)	480,420	115,465	1,029,002	30,458	1,059,460
Total	18,039,112	20,140,896	9,201,858	(6,911,562)	4,809,778	(2,101,784)	(3,003,533)	13,942,571	10,939,038
Issued Corporate Bonds
Pesos	13,283,200	2,528,112	1,758,791	209,742	10,545,346	10,755,088	(29,894)	799,215	769,321
Foreign currency	3,024,842	1,069,727	244,704	1,237,204	717,911	1,955,115	292,929	532,094	825,023
Total	16,308,042	3,597,839	2,003,495	1,446,946	11,263,257	12,710,203	263,035	1,331,309	1,594,344
Subordinated Corporate Bonds
Pesos	—	—	—	—	—	—	—	—	—
Foreign currency	29,428,813	30,880,107	31,385,020	(265,829)	(1,185,465)	(1,451,294)	(1,506,630)	1,001,717	(504,913)
Total	29,428,813	30,880,107	31,385,020	(265,829)	(1,185,465)	(1,451,294)	(1,506,630)	1,001,717	(504,913)
Repo Transactions
Pesos	8,268,119	30,211,753	6,616,153	(17,396,012)	(4,547,622)	(21,943,634)	2,971,071	20,624,529	23,595,600
Foreign currency	—	—	—	—	—	—	—	—	—
Total	8,268,119	30,211,753	6,616,153	(17,396,012)	(4,547,622)	(21,943,634)	2,971,071	20,624,529	23,595,600
Total interest-bearing liabilities
Pesos	1,870,892,556	3,496,883,656	2,050,444,258	(923,461,669)	(702,529,431)	(1,625,991,100)	174,069,294	1,272,370,104	1,446,439,398
Foreign currency	36,127,146	33,716,202	32,374,049	708,313	1,702,631	2,410,944	(974)	1,343,127	1,342,153
Total	1,907,019,702	3,530,599,858	2,082,818,307	(922,753,356)	(700,826,800)	(1,623,580,156)	174,068,320	1,273,713,231	1,447,781,551

Notes:-

(1)	Figures adjusted for inflation as of December 31, 2024. See “Presentation of certain financial information.”

Interest-earning assets: net interest margin and spread

The following table analyzes, by currency of denomination, the levels of our average interest-earning assets and net interest income and illustrates the comparative margins and spreads for each of the years indicated all based on information adjusted for inflation as of December 31, 2024.

	Year Ended December 31,
	2024	2023(1)	2022(1)
	(in thousands of Pesos, except percentages)
Average interest-earning assets
Pesos	5,510,526,494	7,640,486,897	8,254,082,515
Foreign currency	1,304,200,119	1,103,093,423	1,066,458,069
Total	6,814,726,613	8,743,580,320	9,320,540,584

Net interest income(2)
Pesos	1,552,335,243	1,785,872,120	2,088,854,033
Foreign currency	65,880,055	10,750,958	(18,345,086)
Total	1,618,215,298	1,796,623,078	2,070,508,947

Net interest margin(3)
Pesos	(58.84%)	(36.66%)	(35.67%)
Foreign currency	(23.18%)	(10.64%)	(13.02%)
Weighted average rate	(52.02%)	(33.38%)	(33.08%)

Yield spread real basis(4)
Pesos	5.57%	2.55%	5.69%
Foreign currency	4.32%	2.79%	(1.19%)
Weighted average rate	1.95%	(6.29%)	3.48%

Notes:-

(1)	Figures adjusted for inflation as of December 31, 2024. See “Presentation of certain financial information.”
(2)	Defined as interest earned less interest paid.
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

Remaining maturity of government and private securities

We own, manage and trade a portfolio of securities issued by the Argentine and other governments and private issuers. The following table analyzes the remaining reprofiled maturities of our investment portfolio as of December 31, 2024 in accordance with issuance terms (before allowances). For further information, see “Item 3—Risk Factors—Argentina’s ability to obtain financing from international markets may be limited or costly, which may impair its ability to implement reforms and public policies and foster economic growth.”

	Maturity date	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 year but within 10 years	Maturing after 10 years	Without due date	Total
		Book Value (in thousands of Pesos, except percentages)
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Local
Government securities:
Argentine government Treasury bonds at a discount in Pesos adjustable by CER	06/30/2025	413,688,814	—	—	—	—	413,688,814
Argentine government Treasury bonds in Pesos adjustable by CER 4.25%	02/14/2025	125,482,034	—	—	—	—	125,482,034
Argentine Republic Dollar Bonds step up	07/09/2035	—	—	18,633,564	4,658,390	—	23,291,954
Argentine government Treasury bonds at a discount in - Pesos adjustable by CER	12/15/2027	—	22,348,055	—	—	—	22,348,055
Argentine government Treasury bonds at a discount in Pesos adjustable by CER	12/15/2026	—	18,106,173	—	—	—	18,106,173
Argentine government Treasury bills capitalizable in Pesos	08/15/2025	17,636,614	—	—	—	—	17,636,614
Argentine government Treasury bills capitalizable in Pesos	03/31/2025	14,517,787	—	—	—	—	14,517,787
Argentine Republic Dollar Bonds step up	07/09/2041	—	2,052,751	5,131,880	7,184,632	—	14,369,263
Treasury Bills of the Province of Neuquén S01 C01	04/19/2026	5,369,000	5,369,000	—	—	—	10,738,000
Argentine government Treasury bonds capitalizable in Pesos	02/13/2026	—	9,060,602	—	—	—	9,060,602
Others		62,483,368	45,303,697	3,557,565	1,102,592	—	112,447,222

Subtotal local Government securities		639,177,617	102,240,278	27,323,009	12,945,614	—	781,686,518
Private securities:
Corporate bonds YPF SA C025	02/13/2026	—	10,524,314	—	—	—	10,524,314
Corporate bonds Genneia SA C031	09/02/2027	1,248,751	2,497,504	—	—	—	3,746,255
Corporate bonds Telecom Argentina SA C005	08/06/2025	—	1,168,157	2,371,711	—	—	3,539,868
Corporate bonds Coemision Gemsa and CTR C021	04/17/2025	2,924,998	—	—	—	—	2,924,998
Fiduciary Debt Securities Confibono Financial Trust		2,632,564	—	—	—	—	2,632,564
Corporate bonds YPF SA C043	03/08/2027	—	—	2,308,739	—	—	2,308,739
Corporate bonds Pan American Energy LLC C033	07/04/2027	—	1,996,800	—	—	—	1,996,800
Corporate bonds Telecom Argentina SA C10	06/10/2025	1,988,096	—	—	—	—	1,988,096
Corporate bonds John Deere Credit Cía. Financiera SA C013	01/04/2026	—	1,959,985	—	—	—	1,959,985
Corporate bonds Pampa Energía SA CL. I	01/24/2027	—	1,905,010	—	—	—	1,905,010
Others		10,065,296	14,404,940	1,719,854	483,065	—	26,673,155

	Maturity date	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 year but within 10 years	Maturing after 10 years	Without due date	Total
		Book Value (in thousands of Pesos, except percentages)
Subtotal local private securities(1)		18,859,705	34,456,710	6,400,304	483,065	—	60,199,784

US Treasury bills	03/20/2025	1,023,272	—	—	—	—	1,023,272

US Treasury bills	02/04/2025	83,837	—	—	—	—	83,837

Subtotal foreign government securities		1,107,109	—	—	—	—	1,107,109

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		659,144,431	136,696,988	33,723,313	13,428,679	—	842,993,411

OTHER DEBT SECURITIES
MEASURED AT FAIR VALUE THROUGHT OTHER COMPREHENSIVE INCOME
Local
Government securities:
Argentine government Treasury bonds in Pesos adjusted by CER 4.25%	02/14/2025	361,931,363	—	—	—	—	361,931,363
Argentine government US dollar step-up bonds	07/09/2030	1,580,351	6,321,396	1,580,349	—	—	9,482,096
Argentine government US dollar bonds 1%	07/09/2029	153,579	614,320	—	—	—	767,899

Subtotal local government securities(2)		363,665,293	6,935,716	1,580,349	—	—	372,181,358

Foreign
Government securities:
US Treasury bills	01/16/2025	27,831,316	—	—	—	—	27,831,316
US Treasury bills	01/02/2025	20,647,700	—	—	—	—	20,647,700
US Treasury bills	01/14/2025	18,043,363	—	—	—	—	18,043,363

Subtotal foreign government securities		66,522,379	—	—	—	—	66,522,379

TOTAL OTHER DEBT SECURITIES MEASURED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME		430,187,672	6,935,716	1,580,349	—	—	438,703,737

Weighted average rate		2.67%	11.51%	11.54%	—

MEASURED AT AMORTIZED COST
Local
Government Securities:
Argentine government Treasury bonds in Pesos adjustable by CER	06/30/2027	—	2,434,892,421	—	—	—	2,434,892,421
Argentine government Treasury bonds in Pesos	08/23/2025	171,366,044	—	—	—	—	171,366,044
Argentine government Treasury bonds in Pesos	05/23/2027	11,803,885	23,607,772	—	—	—	35,411,657

	Maturity date	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 year but within 10 years	Maturing after 10 years	Without due date	Total
		Book Value (in thousands of Pesos, except percentages)
Debt securities of the Province of Buenos Aires variable rate	12/05/2027	—	10,651,154	—	—	—	10,651,154
Argentine government Treasury bonds in Pesos BADLAR x 0.7	11/23/2027	2,733,195	5,466,392	—	—	—	8,199,587
Debt securities of the Province of Córdoba in Pesos CL4	12/05/2027	—	7,186,943	—	—	—	7,186,943
Discount bonds denominated in Pesos at 5.83%	12/31/2033	658,282	2,633,140	2,633,140	—	—	5,924,562
Letters of the Municipality of Córdoba Series L	03/16/2025	3,038,231	—	—	—	—	3,038,231
Public Title of the municipality of Córdoba S01	09/09/2026	860,407	1,746,888	—	—	—	2,607,295
BADLAR bonds of the municipality of Rosario	07/05/2026	124,926	124,926	—	—	—	249,852

Subtotal local government securities		190,584,970	2,486,309,636	2,633,140	—	—	2,679,527,746

Private securities
Corporate bonds Vista Energy Argentina SAU C20	07/20/2025	3,291,441	—	—	—	—	3,291,441
Corporate bonds Vista Oil y Gas Argentina SAU C15	01/20/2025	2,807,679	—	—	—	—	2,807,679
Fiduciary Debt Securities Financial Trust Red Surcos S033 CL.A	07/05/2025	787,300	—	—	—	—	787,300
Fiduciary Debt Securities Secubono Financial Trust S237 CLA	07/28/2025	504,278	—	—	—	—	504,278
Corporate bonds SME Liliana SRL Guaranteed S01	04/18/2025	229,360	—	—	—	—	229,360
Fiduciary Debt Securities Financial Trust Payway Collection Acel S01 CL.B	04/15/2025	17,333	—	—	—	—	17,333

Subtotal local Private securities		7,637,391	—	—	—	—	7,637,391

TOTAL OTHER DEBT SECURITIES AT AMORTIZED COST(3)		198,222,361	2,486,309,636	2,633,140	—	—	2,687,165,137

Weighted average rate		8.24%	9.19%	8.45%	—

EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS
Local
Mercado Abierto Electrónico SA		—	—	—	—	5,151,280	5,151,280
Matba Rofex SA		—	—	—	—	1,853,561	1,853,561
C.O.E.L.S.A		—	—	—	—	952,842	952,842
Sedesa		—	—	—	—	136,485	136,485
AC Inversora SA		—	—	—	—	134,368	134,368
Mercado a Término Rosario SA		—	—	—	—	151,368	151,368

	Maturity date	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 year but within 10 years	Maturing after 10 years	Without due date	Total
		Book Value (in thousands of Pesos, except percentages)
Provincanje SA		—	—	—	—	15,290	15,290
Tienda Campo Simple SA		—	—	—	—	8,613	8,613
Pampa Energía SA		—	—	—	—	6,826	6,826
Others		—	—	—	—	4,835	4,835

Subtotal local		—	—	—	—	8,415,468	8,415,468

Foreign
Banco Latinoamericano de Comercio Exterior SA		—	—	—	—	268,229	268,229
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales		—	—	—	—	37,313	37,313

Subtotal foreign		—	—	—	—	305,542	305,542

TOTAL EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS		—	—	—	—	8,721,010	8,721,010

Notes:-

(1)

In March and June 2023, we entered into voluntary debt exchange under the terms of section 11, Presidential Decree No. 331/2022, issued by the Ministry of Economy. The securities involved in such exchange transactions were as follows:

•	Argentine government Treasury bills in Pesos adjusted by CER, maturing on 05/19/2023 (X19Y3) for a face value of 1,145,882,575.
•	Argentine government discount bonds in dual currency, maturing on 07/21/2023 (TDL23) for a face value of 344,498,105.
•	Argentine government discount Treasury bills in Pesos, maturing on 05/31/2023 (S31Y3) for a face value of 295,000,000.
•	Argentine government discount Treasury bills in Pesos, maturing on 04/28/2023 (S28A3) for a face value of 210,000,000.
•	Argentine government discount Treasury bills in Pesos, maturing on 03/31/2023 (S31M3) for a face value of 200,000,000.
•	Argentine government Treasury bills in Pesos adjusted by CER, maturing on 06/16/2023 (X16J3) for a face value of 159,305,395.
•	Argentine government discount bonds in dual currency, maturing on 09/29/2023 (TDS23) for a face value of 120,244,752.
•	Argentine government Treasury bonds tied to the US dollar, maturing on 07/31/2023 (T2V3) for a face value of 3,000,000.

With almost all the instruments received, we acquired put options with the BCRA. These options give us the opportunity to sell (put option) the underlying asset at a value determined by the applicable BCRA regulations. In this transaction, the options can be exercised up to one day before the maturity of the underlying instrument. Considering the terms and conditions of these put options established by the BCRA, they are considered “out of the money” with a fair value equal to zero. As of December 31, 2024, all the options were exercised. As of December 31, 2023, the notional value of these options was 2,435,250,848.

In addition, in August 2024, we entered again into voluntary debt exchange under the terms of section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The security involved in such exchange transaction was as follows:

•	Argentine government Treasury bonds in Pesos adjusted by CER 4.25%, maturing on 02/14/2025 (T2X5) for a face value of 2,000,000,000.

During July 2023, we decided to enter into an exchange of the following instrument: Aeropuertos Argentina 2000 US dollars 4% class 3, maturing on 09/08/2023 (AER3D) for a total face value of 4,555,434.

(2)

In January and March 2023, we entered into voluntary debt exchange under the terms of section 11, Presidential Decree No. 331/2022, issued by the Ministry of Economy. The securities involved in such exchange transactions were as follows:

•	Argentine government discount Treasury bills in Pesos, maturing on 06/30/2023 (S3OJ3) for a face value of 26,640,975,851.
•	Argentine government discount Treasury bills in Pesos adjusted by CER, maturing on 02/17/2023 (X17F3) for a face value of 20,900,000,000.
•	Argentine government discount Treasury bills in Pesos, maturing on 02/28/2023 (S28F3) for a face value of 12,893,000,000.
•	Argentine government discount Treasury bills in Pesos adjusted by CER, maturing on 06/16/2023 (X16J3) for a face value of 4,516,000,000.
•	Argentine government discount Treasury bills in Pesos adjusted by CER, maturing on 05/19/2023 (X19Y3) for a face value of 1,759,369,713.
•	Argentine government discount Treasury bills in Pesos adjusted by CER, maturing on 01/20/2023 (X20E3) for a face value of 290,000,000.

With almost all of the instruments received, we acquired put options with the BCRA. These options give us the opportunity to sell (put option) the underlying asset at a value determined by the applicable BCRA regulations. In this transaction, the options can be exercised up to one day before the maturity of the underlying instrument. Considering the terms and conditions of these put options established by the BCRA, they are considered “out of the money” with a fair value equal to zero.

(3)	As of December 31, 2024, we maintain put options with the BCRA on government securities with a total notional value of 2,286,308,790.

Loans and other financing portfolio

The following table analyzes our loans and other financing portfolio by type as of December 31, 2024, 2023 and 2022. Due to IFRS 9, as of December 31, 2024, 2023, and 2022, we calculate the allowances included in our financial statements under expected credit losses approach. For further information see note 9 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss” to our audited consolidated financial statements as of December 31, 2024 and 2023.

	As of December 31,
	2024	2023(1)	2022(1)
	(in thousands of Pesos)
To the non-financial government sector	69,936,579	10,271,322	14,965,948
To the financial sector(2)	62,949,039	21,724,495	6,343,333
To the non-financial private sector and foreign residents
Overdrafts(3)	527,433,814	579,439,718	307,847,631
Documents(4)	988,938,074	652,453,114	514,795,942
Mortgages loans	201,337,208	129,148,477	159,101,365
Pledged loans(5)	120,081,744	58,041,710	63,204,573
Consumer loans(6)	2,486,661,958	1,539,145,393	2,219,980,951
Other loans	1,025,925,009	704,453,657	482,861,461
Accrued Interest, adjustments, foreign exchange and quoted price differences receivables	450,929,056	479,300,874	407,196,694
Other financing	26,418,021	37,100,831	17,327,450
Less: Unearned discounts	(35,595,080)	(101,212,179)	(59,706,304)
Less: Allowances	(123,354,597)	(116,827,575)	(74,611,567)
Total Loans and other financing	5,801,660,825	3,993,039,837	4,059,307,477

Notes:-

(1)	Figures adjusted for inflation as of December 31, 2024. See “Presentation of certain financial and other information.”
(2)	Includes loans to financial institutions, inter-financing (granted call) and other financing to Argentine financial institutions.
(3)	Includes overdraft lines of credit resulting from checking accounts.
(4)	Includes the face values of drafts, promissory notes and other bills transferred to us by endorsement for which the assignor is liable, whenever the latter is part of the non-financial private sector.
(5)	Includes the principal amounts actually lent of automobile and other collateral granted, for which the obligor is part of the non-financial private sector and productive investment loans.
(6)	Includes personal loans, credit card loans and other consumer loans. Overdrafts to individuals are included under “Overdrafts.”

Maturity composition of the loans and other financing portfolio

The following table analyzes our loans and other financing portfolio as of December 31, 2024, by type and by the time remaining to maturity. Loans are stated before deduction of the allowance for loan losses. We expect most loans to be repaid at maturity in cash or through refinancing at market terms.

	Maturity
	Amount as of December 31, 2024	Within 1 Year	After 1 Year but Within 5 Years	After 5 Years but Within 15 Years	After 15 Years
	(in thousands of Pesos, except percentages)
To the non-financial government sector	69,936,579	39,936,579	30,000,000	—	—
To the financial sector(1)	62,949,039	62,776,354	172,685	—	—
To the non-financial private sector and foreign residents	—	—	—	—	—
Overdrafts(2)	541,111,554	541,111,551	3	—	—
Documents(3)	982,111,699	924,993,129	57,118,570	—	—
Mortgages loans	504,150,719	54,335,313	88,583,329	293,423,665	67,808,412
Pledged loans(4)	122,620,044	38,934,250	83,685,794	—	—
Consumer loans(5)	2,533,023,526	1,847,874,687	684,746,822	402,017	—
Other loans	1,083,310,652	770,358,963	275,914,571	25,188,683	11,848,435
Other financings	25,801,610	13,834,924	11,446,104	520,582	—
Total Loans and other financing	5,925,015,422	4,294,155,750	1,231,667,878	319,534,947	79,656,847
Percentage of total loans and other financing portfolio	100%	72%	21%	5%	1%

Notes:-

(1)	Includes loans to financial institutions, interfinancing (granted call) and other financing to Argentine financial institutions.
(2)	Includes overdrafts lines of credit resulting from checking accounts.
(3)	Includes the face value of drafts, promissory notes and other bills transferred to us by endorsement for which the assignor is liable, whenever the latter is part of the non-financial private sector.
(4)	Includes the principal amount actually lent of automobile and other collateral granted, for which the obligor is part of the non-financial private sector and productive investment loans.
(5)	Includes personal loans, credit card loans and other consumer loans. Overdrafts to individuals are included under “Overdrafts.”

Interest rate sensitivity of outstanding loans and other financing

The following table presents the interest rate sensitivity of our outstanding loans and other financing with maturities over one year as of December 31, 2024:

As of December 31, 2024
(in thousands of Pesos)
Loans and other financing with maturities over one year:
Variable rate
To the non-financial government sector	30,000,000
To the financial sector
To the non-financial private sector and foreign residents	543,510,927
Total	573,510,927
Fixed rate
To the non-financial government sector
To the financial sector	172,685
To the non-financial private sector and foreign residents	1,057,176,060
Total	1,057,348,745
Total Loans and other financing with maturities over one year	1,630,859,672
Loans and other financing with maturities of less than one year:
To the non-financial government sector	39,936,579
To the financial sector	62,776,354
To the non-financial private sector and foreign residents	4,191,442,817
Total loans and other financing with maturities of less than one year	4,294,155,750

Total Loans and other financing	5,925,015,422

Analysis of the allowance for loan losses and other financing

The allowances for the year 2024, 2023 and 2022 were calculated based on the ECL according to IFRS.

The table below sets forth the activity in the allowances for loan losses for the years ended December 31, 2024, 2023 and 2022:

	Commercial portfolio	Consumer portfolio	Total
	(in thousands of Pesos)
ECL as of January 1, 2024	51,821,293	65,006,282	116,827,575
Assets originated or purchased	9,300,520	75,013,479	84,313,999
Assets derecognized or repaid	(14,752,629)	(10,973,179)	(25,725,808)
Variations	(3,422,340)	23,596,440	20,174,100
Amounts Written Off	(306,011)	(5,236,941)	(5,542,952)
Monetary effects	(28,141,516)	(38,550,801)	(66,692,317)
As of December 31, 2024	14,499,317	108,855,280	123,354,597

	Commercial portfolio	Consumer portfolio	Total
	(in thousands of Pesos)(1)
ECL as of January 1, 2023	13,860,096	60,751,471	74,611,567
Assets originated or purchased	44,729,503	35,912,065	80,641,568
Assets derecognized or repaid	(6,125,584)	(8,878,268)	(15,003,852)
Variations	22,652,235	54,310,770	76,963,005
Amounts Written Off	(1,051,504)	(7,334,311)	(8,385,815)
Monetary effects	(22,243,453)	(69,755,445)	(91,998,898)
As of December 31, 2023	51,821,293	65,006,282	116,827,575

Notes:-

(1)	Figures adjusted for inflation as of December 31, 2024. See “Presentation of certain financial and other information.”

	Commercial portfolio	Consumer portfolio	Total
	(in thousands of Pesos)(1)
ECL as of January 1, 2022	50,139,102	77,088,450	127,227,552
Assets originated or purchased	9,297,224	40,941,136	50,238,360
Assets derecognized or repaid	(24,522,549)	(16,137,263)	(40,659,812)
Variations	(2,885,182)	13,787,273	10,902,091
Amounts Written Off	0	(12,039,864)	(12,039,864)
Monetary effects	(18,168,499)	(42,888,261)	(61,056,760)
As of December 31, 2022	13,860,096	60,751,471	74,611,567

Notes:-

(1)	Figures adjusted for inflation as of December 31, 2024. See “Presentation of certain financial and other information.”

Ratio of net charge-off

The following table presents the ratio of net charge-offs to average loans and other financing by category for the fiscal years ended December 31, 2024, 2023 and 2022.

	As of December 31,
	2024	2023	2022
Overdrafts	0.03%	0.02%	0.05%
Documents	0.02%	0.00%	0.01%
Mortgage loans	0.00%	0.00%	0.26%
Pledged loans	—	0.02%	0.28%

Consumer Loans	1.09%	0.91%	0.84%
Other loans	0.17%	0.23%	0.41%
Other financings	1.16%	0.85%	1.66%

Allocation of the allowances for loans and other financing losses

The following table allocates the allowance for loans and other financing losses by each category of financing and sets forth the percentage distribution of the total allowance for each of the fiscal years ended December 31, 2024, 2023 and 2022.

	As of December 31,
	2024		2023(1)		2022(1)
	(in thousands of Pesos, except percentages)
Overdrafts	12,149,627	9.85%	7,824,269	6.70%	3,573,793	4.79%
Documents	5,558,441	4.51%	7,190,468	6.15%	3,828,600	5.13%
Mortgage loans	8,750,018	7.09%	10,310,864	8.83%	8,096,334	10.85%
Pledged loans	1,701,436	1.38%	761,613	0.65%	1,286,010	1.72%
Consumer Loans	77,430,137	62.77%	45,005,387	38.52%	46,882,388	62.84%
Other loans	16,967,695	13.76%	45,262,597	38.74%	10,706,071	14.35%
Other financings	797,243	0.65%	472,377	0.40%	238,371	0.32%
Total Allowances	123,354,597	100.00%	116,827,575	100.00%	74,611,567	100.00%

Notes:-

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2024. See “Presentation of certain financial and other information.”

Deposits

The following table sets out the composition of each category of deposits that exceeded 10% of average total deposits in each of the years ended December 31, 2024, 2023 and 2022.

	Year Ended December 31,
	2024	2023(1)	2022(1)
	(in thousands of Pesos, except percentages)
Deposits in Domestic Bank Offices
Non-interest bearing Demand Deposits(2)
Average
Pesos	1,083,120,415	1,155,763,426	1,445,438,349
Foreign currency	49,461,874	28,836,789	26,583,170
Total	1,132,582,289	1,184,600,215	1,472,021,519

Non-interest bearing Other Deposits
Average
Pesos	66,788,013	94,906,214	92,353,371
Foreign currency	501,341,259	477,731,555	291,221,202
Total	568,129,272	572,637,769	383,574,573

Savings Accounts
Average
Pesos	1,187,220,182	1,538,771,503	1,404,075,713
Foreign currency	762,995,220	705,498,564	385,898,425
Total	1,950,215,402	2,244,270,067	1,789,974,138

Average real rate
Pesos	(62.31%)	(62.01%)	(43.88%)
Foreign currency	(26.87%)	46.59%	(11.49%)
Total	(48.44%)	(27.87%)	(36.90%)

Time Deposits
Average
Pesos	2,959,706,943	4,125,122,332	3,790,947,114
Foreign currency	583,109,500	342,675,140	312,529,010
Total	3,542,816,443	4,467,797,472	4,103,476,124

Average real rate
Pesos	(50.24%)	(43.26%)	(22.90%)
Foreign currency	(26.65%)	46.68%	(11.42%)
Total	(46.36%)	(36.36%)	(22.03%)

Deposits in Foreign Bank Offices
Non-interest bearing Demand Deposits
Average
Pesos	—	100	2,733
Foreign currency	23,626,694	30,920,401	28,747,763
Total	23,626,694	30,920,501	28,750,496

Non-interest bearing Other Deposits
Average
Pesos	—	—	—
Foreign currency	76,809,949	62,981,522	50,152,475
Total	76,809,949	62,981,522	50,152,475

Savings Accounts
Average
Pesos	—	—	—
Foreign currency	—	—	—
Total	—	—	—

Time Deposits
Average
Pesos	—	—	—
Foreign currency	516,160	4,462,787	—
Total	516,160	4,462,787	—

Average real rate
Pesos	—	—	—
Foreign currency	(1.19%)	46.94%	—
Total	(1.19%)	46.94%	—

Notes:-

(1)	Figures adjusted for inflation as of December 31, 2024. See “Presentation of certain financial and other information.”
(2)	Non-interest-bearing demand deposits consist of checking accounts.

Deposits by Type of Guarantee

The following table sets forth information regarding deposits by type of guarantee as of December 31, 2024, 2023 and 2022.

	2024			2023(1)			2022(1)
	(in thousands of Pesos)
	With guarantee	Without guarantee	Total	With guarantee	Without guarantee	Total	With guarantee	Without guarantee	Total
Checking accounts	413,998,991	1,068,882,875	1,482,881,866	281,218,263	1,125,862,110	1,407,080,373	306,911,366	1,449,349,875	1,756,261,241
Savings accounts	1,881,867,365	1,490,676,341	3,372,543,706	1,218,123,962	1,818,744,032	3.036,867,994	1,357,904,575	1,164,771,804	2,522,676,379
Time deposits	1,110,188,264	1,113,898,071	2,224,086,335	1,191,470,714	1,189,416,802	2,380,887,516	1,539,998,804	2,497,484,099	4,037,482,903
Investment accounts	40,917	650,147,848	650,188,765	13,523,496	385,807,504	399,331,000	23,675,053	321,740,020	345,415,073
Other	195,999,520	497,005,695	693,005,215	57,079,425	57,911,892	114,991,317	66,647,426	56,013,009	122,660,435
Total deposits	3,602,095,057	4,820,610,830	8,422,705,887	2,761,415,860	4,577,742,340	7,339,158,200	3,295,137,224	5,489,358,807	8,784,496,031

Notes:-

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2024. See “Presentation of certain financial and other information.”

All deposits in Pesos and foreign currency placed in participating entities in the form of checking accounts, savings accounts, certificates of deposits or other forms of deposit that the Central Bank may determine from time to time shall be subject to the Deposit Guarantee Insurance System up to the amount of Ps. 25,000,000 as of December 31, 2024, Ps. 6,000,000 as of December 31, 2023 and of Ps. 1,500,000 as of December 31, 2022 (in all cases, per depositor), which must meet the requirements provided for in Presidential Decree 540/1995 and other requirements that the regulatory authority may determine from time to time. On the other hand, the Central Bank provided from the exclusion of the guarantee system, among others, of any deposits made by other financial entities, deposits made by persons related to the Bank and securities deposits.

Maturity of Deposits Without Guarantee

The following table sets forth information regarding our deposits without guarantee as of December 31, 2024.

	Total	Within 3 Months	Maturing After 3 but Within 6 Months	After 6, but Within 12 Months	After 12 Months
	(in thousands of Pesos)
Checking accounts
That exceed the guarantee	637,698,226	637,698,226	—	—	—
Without guarantee	431,184,649	431,184,649	—	—	—

Savings accounts
That exceed the guarantee	816,953,979	816,953,979	—	—	—
Without guarantee	673,722,362	673,722,362	—	—	—

Time deposits
That exceed the guarantee	647,926,952	592,353,994	41,309,934	14,178,519	84,505
Without guarantee	465,971,119	399,815,856	22,777,769	43,377,131	363

Investment accounts
That exceed the guarantee	6,109,074	5,968,098	84,255	56,721	—
Without guarantee	644,038,774	643,958,307	2,514	77,953	—

Other
That exceed the guarantee	434,059,965	434,059,965	—	—	—
Without guarantee	62,945,730	62,945,730	—	—	—

Total Deposits without guarantee	4,820,610,830	4,698,661,166	64,174,472	57,690,324	84,868

Return on equity and assets

The following table presents certain selected financial information and ratios for the years indicated.

	Year Ended December 31,
	2024	2023(1)(2)	2022(1)
	(in thousands of Pesos, except percentages)
Net income for the fiscal years	326,491,232	1,268,222,505	276,499,540
Average total assets	13,525,687,291	14,759,041,610	12,827,930,384
Average shareholders’ equity	4,055,459,475	3,884,117,798	3,196,851,305
Shareholders’ equity at the end of the fiscal year	4,050,712,602	4,439,622,879	3,473,590,899
Average shareholders’ equity as a percentage of Average total assets	29.98%	26.32%	24.92%
Net income as a percentage of:
Average total assets	2.41%	8.59%	2.16%
Average shareholders’ equity	8.05%	32.65%	8.65%
Declared nominal dividends(3)	300,000,000	294,130,168	75,040,918
Dividend payout ratio(4)	92.27%	50.05%	174.33%

Notes:-

(1)	Figures adjusted for inflation as of December 31, 2024. See “Presentation of certain financial and other information.”
(2)

Figures recast due to the recognition of a prior period adjustment related to the business combination. See note 14.2. to our audited consolidated financial statements as of December 31, 2024 and 2023.

(3)	Figures not restated.

(4)

Declared nominal dividends stated as percentage of net income calculated under Central Bank Rules. Net income in nominal value calculated under Central Bank Rules as of December 31, 2022, of Ps. 43,045,596 thousand, as of December 31, 2023, of Ps. 584,654,845 thousand and as of December 31, 2024 of Ps. 325,132,181 thousand (figures not restated).

Interest rate sensitivity

The following table shows the interest rate sensitivity of our interest-earning assets and interest-bearing liabilities based on contractual maturities all based on information adjusted for inflation as of December 31, 2024. Variations in interest rate sensitivity may also arise within the repricing periods presented.

	Remaining Maturity at December 31, 2024
	0-1 Year	1-5 Years	5-10 Years	Over 10 years	Without due date	Total
	(in thousands of Pesos)
Interest-earning assets:
Loans and other financing to non-financial Public Sector	39,917,894	30,000,000	—	—	—	69,917,894
Loans and other financing to other Financial Entities	62,961,252	171,164	—	—	—	63,132,416
Loans and other financing to non-financial Private Sector and Foreign Residents	4,099,017,778	1,176,786,996	84,823,036	307,982,705	—	5,668,610,515
Other Debt Securities	628,410,033	2,493,245,352	4,213,489	—	—	3,125,868,874
Repo Transactions	—	—	—	—	—	—

Total Interest-Earning Assets	4,830,306,957	3,700,203,512	89,036,525	307,982,705	—	8,927,529,699

Interest-bearing liabilities:
Non-financial Public Sector deposits	202,038,056	—	—	—	—	202,038,056
Non-financial Private Sector and Foreign Residents deposits	6,047,567,928	139,735	—	—	—	6,047,707,663
Financing received from the BCRA and other financial institutions	43,114,971	357,721	—	—	—	43,472,692
Issued Corporate Bonds	14,789,758	—	—	—	—	14,789,758
Subordinated Corporate Bonds	6,353,264	411,322,187	—	—	—	417,675,451
Repo Transactions	18,956,694	—	—	—	—	18,956,694

Total Interest-Bearing Liabilities	6,332,820,671	411,819,643	—	—	—	6,744,640,314

Asset (Liability) Gap	(1,502,513,714)	3,288,383,869	89,036,525	307,982,705	—	2,182,889,385
Cumulative Asset/Liability Gap	(1,502,513,714)	1,785,870,155	1,874,906,680	2,182,889,385	2,182,889,385
Cumulative sensitivity gap as a percentage of total interest-earning assets	(16.83%)	20.00%	21.00%	24.45%	24.45%

Interest-earning assets in Pesos
Loans and other financing to non-financial Public Sector	39,917,894	30,000,000	—	—	—	69,917,894
Loans and other financing to other Financial Entities	62,909,465	171,164	—	—	—	63,080,629
Loans and other financing to non-financial Private Sector and Foreign Residents	3,210,072,716	939,186,524	84,343,656	307,982,705	—	4,541,585,601
Other Debt Securities	554,054,604	2,486,309,636	2,633,140	—	—	3,042,997,380
Repo Transactions	—	—	—	—	—	—

Total Interest-Earning Assets in Pesos	3,866,954,679	3,455,667,324	86,976,796	307,982,705	—	7,717,581,504

Interest-bearing liabilities in Pesos
Non-financial Public Sector deposits	153,386,636	—	—	—	—	153,386,636
Non-financial Private Sector and Foreign Residents deposits	4,060,065,975	49,788	—	—	—	4,060,115,763
Financing received from the BCRA and other financial institutions	271,584	—	—	—	—	271,584
Issued Corporate Bonds	14,789,758	—	—	—	—	14,789,758
Subordinated Corporate Bonds	—	—	—	—	—	—
Repo Transactions	18,956,694	—	—	—	—	18,956,694

Total Interest-Bearing Liabilities in Pesos	4,247,470,647	49,788	—	—	—	4,247,520,435

Asset (Liability) Gap	(380,515,968)	3,455,617,536	86,976,796	307,982,705	—	3,470,061,069
Cumulative Asset/Liability Gap	(380,515,968)	3,075,101,568	3,162,078,364	3,470,061,069	3,470,061,069
Cumulative sensitivity gap as a percentage of total interest-earning assets	(4.93%)	39.85%	40.97%	44.96%	44.96%

Interest-earning assets in foreign currency
Loans to non-financial Public Sector	—	—	—	—	—	—
Loans to other Financial Entities	51,787	—	—	—	—	51,787
Loans and other financing to non-financial Private Sector and Foreign Residents	888,945,062	237,600,472	479,380	—	—	1,127,024,914
Other Debt Securities(1)	74,355,429	6,935,716	1,580,349	—	—	82,871,494
Repo Transactions	—	—	—	—	—	—
Total Interest-Earning Assets	963,352,278	244,536,188	2,059,729	—	—	1,209,948,195

Interest-bearing liabilities in foreign currency
Non-financial Public Sector deposits	48,651,420	—	—	—	—	48,651,420
Non-financial Private Sector and Foreign Residents deposits	1,987,501,953	89,947	—	—	—	1,987,591,900
Financing received from the BCRA and other financial institutions	42,843,387	357,721	—	—	—	43,201,108
Issued Corporate Bonds	—	—	—	—	—	—
Subordinated Corporate Bonds	6,353,264	411,322,187	—	—	—	417,675,451
Repo Transactions	—	—	—	—	—	—
Total Interest-Bearing Liabilities	2,085,350,024	411,769,855	—	—	—	2,497,119,879

Asset (Liability) Gap	(1,121,997,746)	(167,233,667)	2,059,729	—	—	(1,287,171,684)
Cumulative Asset/Liability Gap	(1,121,997,746)	(1,289,231,413)	(1,287,171,684)	(1,287,171,684)	(1,287,171,684)
Cumulative sensitivity gap as a percentage of total interest-earning assets	(92.73%)	(106.55%)	(106.38%)	(106.38%)	(106.38%)

Notes:-

(1)	Includes instruments issued by the Central Bank.

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

Our open position as of December 31, 2024, stated in Pesos by currency, is disclosed in note 27 “Foreign currency amounts” of our audited consolidated financial statements as of December 31, 2024 and 2023.

ITEM 4.A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Financial Presentation

Our accompanying consolidated financial statements as of December 31, 2024 and 2023 have been prepared in accordance with the IFRS Accounting Standards as issued by the IASB.

Additionally, our audited consolidated financial statements as of December 31, 2024 and 2023 and the corresponding figures for previous fiscal years and the financial information included in this annual report for all periods reported have been restated for the changes in the general purchasing power of the functional currency of the Bank as established by IAS 29. As a result, those consolidated financial statements and selected financial information are stated in terms of the measuring unit current at the end of the reporting period (December 31, 2024). Due to the high inflationary level that has prevailed in Argentina in the recent past, our management has analyzed the conditions established by IAS 29 paragraph 3 for an economy to be considered as hyperinflationary. Based on such analysis, our management considers that there is evidence to determinate Argentina’s economy as “hyperinflationary” under IAS 29 for accounting periods ending after July 1, 2018. See “—Risk factors—Risks Related to Argentina—High inflation levels could have adverse long-term consequences for the Argentine economy” and note 3 “Basis for the preparation of these consolidated Financial Statements and applicable accounting standards” to our audited consolidated financial statements as of December 31, 2024 and 2023. In this regard, according to the official data published by INDEC, the annual consumer price inflation rate was 117.8% in 2024, 211.4% in 2023 and 94.8% in 2022.

The table below presents a comparison of inflation rates published by INDEC, measured by the Wholesale Price Index (Índice de Precios Mayoristas) (“WPI”) and the CPI, for the fiscal years 2024, 2023, 2022, 2021, and 2020.

	For the Year Ended December 31,
	2024	2023	2022	2021	2020
	(in percentages)
Price Indices (1)
WPI	67.1	276.4	94.8	51.3	35.4
CPI	117.8	211.4	94.8	50.9	36.1
Adjustment Indices (2)
CER	515.51	184.93	73.49	38.64	25.49
UVA(3)	1,300.85	463.40	185.32	97.51	64.32

(1)	Data for December of each year as compared to December of the immediately preceding year.
(2)	Data for December 31 of each year.
(3)	UVA or Unidad de Valor Adquisitivo (Acquisition Value Unit). See “Introductory Note and Presentation of Financial and Other Information—Certain Defined Terms.”

Macroeconomic Environment

Year 2024

According to the IMF’s estimates, the global economy grew by 3.2% in 2024, a rate similar to the 3.3% recorded in 2023. Global inflation continued to moderate, decreasing from an annual average of 6.7% to 5.8%, moving away from the peak of 8.6% observed in 2022. The United States surprised with a 2.8% growth in 2024, while the Eurozone grew only 0.8%, still impacted by the weight of the war in Ukraine. Emerging countries expanded at an annual rate of 4.2%, a slightly lower pace than in 2023. Latin America grew by 2.4% in 2024, with better-than-expected performance from the Brazilian economy, which expanded by 3.5%. On the other hand, Mexico’s growth slowed from 3.2% to 1.5%, following a strong depreciation of the Peso after the June elections. Uruguay grew around 3.2%, recovering from the 2022/23 drought. The Chilean economy expanded by 2.5%, while Colombia experienced weak growth at 1.6%.

Inflationary pressures that emerged during the Covid-19 pandemic began to dissipate between 2023 and 2024. Between mid- and late 2024, central banks began to ease the stringent monetary policies they had adopted to contain rising prices, without affecting stable growth rates in most cases. The United States Federal Reserve cut its monetary policy rate from a range of 5.25–5.50% in September to 4.25–4.50% in December 2024, signaling further cuts toward 3.75–4% by the end of 2025. The European Central Bank, concerned about further cooling of economic activity, began reducing its interest rate in June, lowering it from 4% in that month to 3% by the end of 2024.

This relative economic stability contrasted with increasing geopolitical tension and highly polarized elections in some of the world’s most important countries. The war between Russia and Ukraine entered its third year, the conflict between Israel and Hamas escalated, involving Lebanon and Iran directly, and the Syrian government fell to a jihadist offensive, bringing even more uncertainty to the Middle East. China intensified its military exercises near Taiwan, raising fears of a potential invasion of the island.

In November 2024, Donald Trump was elected president of the United States for the 2025–29 term, his second term after 2016–20. Trump won an election marked by discontent with the U.S. economy. Frustration with the new post-pandemic price levels is a phenomenon observed in many countries, despite similar or higher wage increases. During his campaign, Trump promised to implement an expansionary fiscal policy and a strongly protectionist trade policy, particularly regarding Chinese imports. This led to interest rate hikes, depreciation of currencies such as the Euro, the Mexican peso, and the Brazilian real, and conditioned expectations of further monetary policy loosening in the United States. However, he appointed a fiscally-minded fund manager to the Treasury, which generated a positive reaction in the markets. The S&P 500 index rose 23.3% in 2024, reaching a new high of 5,881 points. The Nasdaq 100 index advanced 24.9%, reaching 21,012 points. For more information, see “Risks related to Argentina—The Argentine economy could be adversely affected by economic, political and geopolitical developments in other countries.”

The Chinese economy is estimated to have grown by 4.8% in 2024, below the 5.2% growth rate of 2023. Furthermore, projections for the coming years indicate a continued deceleration. The inflation rate was 0.2% annually, unchanged from the previous year. In 2024, China recorded a fiscal deficit of 5.2% of GDP, while the current account posted a surplus of 1.6 percentage points of GDP. The Shanghai Composite stock index rose by 12.7% throughout the year.

Other significant elections in 2024 included those in the United Kingdom, where the Labour Party returned to power after 14 years; in Mexico, where the MORENA coalition maintained control; and in India, where Narendra Modi was re-elected. The European Parliament elections showed a strong rise in parties critical of the Union, while liberal and social-democratic center proposals saw a decline. In Uruguay, the Frente Amplio returned to power after 5 years, although a referendum rejected the reform of the social security system.

Unemployment in developed countries remains very low: the rate stands at 4.1% in the United States and 6.3% in the Eurozone. The IMF and other multilateral organizations forecast stable growth for 2025, similar to that of 2024, across most countries, while inflation takes a secondary role. However, there are risks that geopolitical instability may adversely impact the global economy, potentially resulting in a new shock to commodity prices or escalating trade tensions and protectionism in the United States, Europe, and China.

The Argentine economy contracted by approximately 2.4% in 2024, marking the second consecutive year of recession following a 1.6% contraction in 2023. This period was characterized by the significant exchange rate and fiscal adjustments initiated by the government of Javier Milei upon taking office in December 2023, leading to a sharp contraction of economic activity in the first quarter of the year and a slow recovery in subsequent quarters, facilitated by exchange rate stability and gradual inflation reduction. A 34% rebound in agricultural activity, following the 2022-23 drought, helped mitigate the decline in GDP. The “urban” recession was nearly 6%.

On December 10, 2023, Javier Milei assumed the presidency amid an inflationary surge, with monthly double-digit inflation rates and a gap between the official exchange rate of the U.S. dollar and other exchange rates nearing 180%, a result of fiscal and monetary policies implemented by the previous government and the high electoral uncertainty. The economy finished the year with significant imbalances across all sectors. In fiscal terms, the primary and overall deficits reached 2.7% and 6% of GDP, respectively, due to a sharp increase in spending during the electoral campaign between August and November and the weakening of tax revenues stemming from declines in exports and economic activity. In monetary and exchange terms, negative international reserves and the Central Bank’s substantial indebtedness with the Financial System also reflected the severe deterioration of the economy, whose magnitude and solution became a central issue in the electoral proposals of the candidates and the uncertainty associated with the elections.

Javier Milei assumed office with the mandate to stabilize the Argentine economy by eliminating inflation, reducing the role of the state, and deregulating the economy to integrate it into the global market. This initiative was reflected in several laws enacted throughout the year, primarily the Ley de Bases, the Fiscal Reform (Law No. 27,743), which accompanied it, and, given the government’s minority status in both Chambers of Congress, also in numerous Decrees of Necessity and Urgency, the most important of which was DNU 70/2023, issued in December 2023.

Upon taking office, Milei’s economic team devalued the official exchange rate from Ps. 366 to Ps. 800 per U.S. dollar, bringing it closer to parallel exchange rates that exceeded Ps. 1,000 per U.S. dollar. This narrowed the exchange rate gap from 180% to 25%, although the continued existence of exchange controls did not eliminate the gap. The Central Bank announced a 2% monthly devaluation target, with no specified end date, which remained in place throughout 2024. It also reduced the monetary policy interest rate from 133% to 100% nominal annual rate.

From the Ministry of Economy, numerous price agreements on food, medications, and regulated services such as healthcare were deregulated. The result was an inflationary spike, with the monthly rate rising from 12.8% in November 2023 to 25.5% in December and 20.6% in January 2024. The annual inflation rate for 2023 closed at 211.4%, the highest figure since the end of hyperinflation in the early 1990s.

By not immediately indexing pensions or public sector salaries, the inflationary acceleration allowed for a 35% real year-on-year reduction in primary expenditure during the first quarter of 2024. Initially, the largest savings came from reductions in pensions, social security benefits, and other social programs (-27%), as well as from public sector salaries (-20%). The government also froze public works (-87%) and drastically cut transfers to the provinces (-76%). Starting in April, pensions were indexed, but the full loss from the first quarter was not compensated. The focus of the adjustment remained on public works, provinces, and national universities, and the government began moving toward the elimination of energy and transportation subsidies, reducing spending in this area by 34% over the year. As a result, the primary deficit of 2023 was transformed into a primary surplus of 1.9% of GDP in 2024. With interest payments at 1.6% of GDP, the fiscal result was a surplus of 0.3% of GDP, the first positive balance since 2008.

The gross public debt of the Federal Government reached U.S.$. 466,686 million by the end of 2024, compared to U.S.$. 370,673 million in December 2023. The majority of the increase was due to valuation adjustments caused by the appreciation of the exchange rate, which led to an increase in local currency debt expressed in U.S. dollars. A smaller portion of the increase was due to net operations. It is worth noting that there was a transfer of remunerated liabilities from the Central Bank to the Treasury, which contributed to improving the former’s balance and the latter’s cash position. We estimate that the gross debt at the end of the year represented 71.5% of GDP, while the net debt (excluding the public sector) was 39.5%.

The government also reduced the national public sector workforce by 37,000 employees and, as part of a broad state adjustment plan, promoted the privatization of several public companies, including Intercargo, Aguas y Saneamiento Argentinos (AySA), Energía Argentina (ENARSA), and Belgrano Cargas. However, the only privatization successfully completed was that of IMPSA S.A.

The scheduled 2% monthly devaluation of the official exchange rate was maintained throughout 2024: the exchange rate rose from Ps. 808 to Ps. 1,032 per U.S. dollar, representing a variation of 27.7%. According to the authorities, the unification of the exchange markets was intended to occur through the gradual convergence of unofficial exchange rates with the official rate, without the need for another discrete devaluation of the latter, driven by a scarcity of Pesos in the market. After increasing to 50% in January, the gap decreased to 24.5% in April and rose again to 50.6% in June due to what was understood to be an overly aggressive reduction in the interest rate and some doubts regarding the program’s viability. The Central Bank did not change the devaluation pace of the official rate and announced that it would sterilize the Pesos issued from the purchase of the official exchange surplus by selling foreign currency in the unofficial exchange markets. This announcement, along with the influx of U.S. dollars generated by the tax amnesty in the second half of the year, helped control parallel exchange rates. The gap with the official rate fell to below 10% in some months and ultimately closed around 16% in December 2024. There were partial advances in the lifting of restrictions on foreign exchange trading for foreign trade, but the 20% liquidation requirement on export earnings through the “dollar blend” (contado con liquidación) was maintained, as were cross-restrictions on purchasing U.S. dollars in the official market and through the trading of bonds (dólar mep) and other controls.

After the initial inflation spike, the monthly inflation rate dropped from 20.6% in January to 13.2% in February, 11% in March, and 8.8% in April. The severe recession and the exchange rate anchor, along with the change in expectations resulting from several months of fiscal surpluses, contributed to this initial decrease in inflation. However, between May and August, the monthly inflation rate remained around 4%, due to the difficulty in breaking inflationary inertia. In September, the reduction of the so-called PAIS tax on imported goods, along with other tariff and non-tariff barrier reductions, and the coordination of wage negotiations, allowed the inflation rate to break below 4%, reaching 3.5% in that month and 2.7% in October. Monthly inflation was 2.4% in November and 2.7% in December, closing the year with a total variation of 117.8%, lower than most private sector forecasts made at the beginning of 2024.

The Central Bank consistently reduced its monetary policy interest rate throughout the year. Initially, the goal was to improve its balance by reducing its real remunerated liabilities, which fell from 8.9% of GDP in December 2023 to 6.5% in June, before being transferred to the National Treasury. In the same context, it substantially reduced its exposure to the sale options of Treasury bonds that were sold to the Financial System during the previous administration, both through the partial execution of these options and by an exchange agreement with financial institutions holding them.

Within the framework of a policy aimed at improving the Central Bank’s financial situation, it reduced the policy interest rate from 133% to 100% nominal annual rate (TNA) in December 2023, and then from 100% to 40% between January and May 2024, with no impact on the foreign exchange markets. However, this last reduction left the effective monthly rate at 3.3%, below the monthly inflation rate of around 4%, which impacted the unofficial exchange rates. Since then, the objective of monetary policy shifted from reducing remunerated liabilities to maintaining a neutral rate relative to monthly inflation. As a result, the Central Bank kept the rate at 40% until November, when, due to the decrease in inflation, it reduced it to 35% TNA, and then to 32% in December, with an effective monthly rate of 2.7%, in line with inflation. The rate cuts also aimed to stimulate credit to the private sector as a means of reactivating the economy and consumption, considering the sharp decline in real wages.

According to the INDEC index, formal private sector wages fell by 14% in real terms during the first quarter of 2024, the largest drop in such a short period since the 2001-02 crisis. The decline was even greater—24% in real terms—when considering the RIPTE index from the Ministry of Labor, which does not account for bonuses and other non-wage components. From that low point, wages began to recover slowly. By the third quarter, the INDEC index was 16% above the summer months, but still 11% below the same period in 2023.

The recovery was primarily observed in the formal private sector. By the third quarter of 2024, public sector wages were still 22% below their real level from a year earlier, a decline twice as large as that of the private sector.

GDP contracted by 5.2% year-on-year in the first quarter and 1.7% in the second. However, the decline between April and June was tempered by an 81.2% growth in agricultural activity. The high growth rates in the agricultural sector were due to the comparison with 2023, when activity was very low due to the drought. The rest of the economy contracted by 7.2% in the second quarter. The recession was particularly felt in the construction (-18.8%), manufacturing (-11.3%), and commerce and transport (-9.6%) sectors, which are also the main employers. The unemployment rate rose from 5.7% in the third quarter of 2023 to 6.9% in the same period of 2024. According to the statistics from the social security system (SIPA), 122,600 formal private sector jobs were lost in the first half of the year.

In the third quarter of 2024, the economy grew by 3.9% compared to the second, although it was still 2.1% below the same period in 2023. Besides exchange rate stability and the slow recovery of real wages, some sectors like extractive industries, primarily oil and gas but also mining, showed accelerated growth rates (+7.4%). In mass consumption, the outlook remained negative, with year-on-year declines in supermarket sales (-17.8%) and shopping malls (-7.8%). It is estimated that the economy as a whole contracted by 2.4% in 2024, with much larger declines in urban centers, where the drop approached 6%. By the end of the year, the outlook appears more favorable as the most acute phase of fiscal and exchange rate adjustment has already passed.

Disinflation and the prospects of emerging from the crisis allowed the government of Javier Milei to maintain very high approval ratings during its first year, despite the sharp fall in real incomes during the first quarter. According to the government confidence index from the Universidad Di Tella, in December, 53.2% of respondents had a favorable view, a figure higher than any other president at this point in their term since the survey began in 2002. The consumer confidence index also stood at 46%, recovering from the low of 35.6% in January 2024.

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

According to NASA, 2023 was the hottest year on record, influenced by the “El Niño” phenomenon. Climate change continues to gain place in the public, political and also business agenda, with the issuance of ESG bonds, or sustainability-related bonds, in the order of U.S.$800 billion per year in 2022 and 2023.

Within the developed countries, the United States led in terms of growth with GDP expansion estimated at 2.6% for 2023. The Euro zone grew 0.7%, well below the 3.3% of the previous year, with the impact of the war in Ukraine. Emerging countries grew at a stable rate of 4%. Growth in China accelerated from 3% to 5%, thanks to the elimination of the strict sanitary controls applied during the pandemic, although the real estate sector is still in crisis and many developers went bankrupt. The Chinese boom was offset by the slowdown in India, which went from growing 7.2% in 2022 to 6.3% in 2023, and in Latin America, which failed to sustain the 4.1% pace of the previous year and grew 2.3% according to International Monetary Fund estimates.

After raising the Fed Funds rate from 0-0.25% to 4.25-4.5% in 2022, the Federal Reserve raised it another 100 basis points between January and July 2023 to the 5.25-5.50% range, maintaining it at that level thereafter. The European Central Bank, which had raised the rate from 0% to 2.5% the previous year, raised it to 4% in September 2023. With inflation falling, policy rate cuts of between 50 and 150 basis points are expected in 2024, although without returning to the near 0% rates of the previous decade.

International stock markets recovered from the sharp declines of the previous year. The S&P 500 index, which had fallen 19% in 2022, rebounded 24 % in 2023. The Euro Stoxx index was down 12% and is now up 19%. The yield on 10-year US Treasury bonds showed a lot of volatility, climbing from 3.9% in January to a peak of almost 5% in October, but closed the year at 3.8%. The cryptocurrency Bitcoin, which had lost 64 % of its value in 2022, rebounded 157 % in 2023, ending the year at U.S.$42,505.

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

After growing by almost 5% in 2022, the Argentine economy contracted by 1.6% in 2023, hit hard by the drought in the core region during the first half of the year and the instability associated with the presidential elections in the second half of the year. Agricultural activity plunged by more than 20%, which illustrates the severity of the drought, comparable to those of 2009 or 2018. It also shows the resilience of the other sectors, which grew 0.4% as a whole despite high inflation, exchange rate volatility and the lack of inputs in many items as a result of import restrictions.

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

The Central Bank’s strategy regarding the official exchange rate varied throughout the year. Until the August primaries, the Central Bank increased the official exchange rate at an average rate of 6.6% per month, taking it from $177.13 at the end of 2022 to $287.29 on August 11, 2023. This devaluation, lower than the accumulated inflation in the period, led to a loss of exchange competitiveness, aggravated by the shortage of foreign currency due to the drought. After the primaries, the Central Bank allowed a discreet 22% jump in the official exchange rate to $ 350 per U.S. dollar, fixing this value for three months as an anti-inflationary strategy. However, the devaluation proved insufficient to balance the exchange market and in the last quarter the Central Bank had to strongly restrict foreign trade, so that import payments fell to the lowest levels since the 2020 quarantine. As of November 15, the Central Bank began to raise the official exchange rate at a rate of 4.6% per month. After the change of government, on December 13, the incoming administration raised official exchange rate from $366.50 to $800.00, a discrete jump of 118%, and announced that from then on it would run at a rate of 2% per month. This decision allowed compressing the gap with the blue chip rate to 20% at the end of December, the lowest level in four years, after having hovered around 113% throughout the year and reached peaks of 181% after the second round.

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

Despite these difficulties, the Argentine economy grew at an annual rate of 1.4% in the first quarter of 2023. In the second quarter it fell 5% as a result of the drought: the agricultural component of GDP was 40.1% below the same period of 2022, while the rest of the economy fell 0.7%. In the third quarter, GDP contracted by 0.8% and in the last quarter it grew by about 1.3%, due to the low base of comparison with the end of 2022, when the drought was already affecting the wheat harvest.

The impact of the drought, caused by the “La Niña” weather phenomenon, reduced the soybean harvest from 43.3 M tons in 2022 to 21 M tons in 2023, corn from 52 M tons to 34 M tons, and wheat from 22.4 M tons in the 2021/22 season to 12.2 M tons in the 2022/23 season. The loss of exports is estimated at U.S.$20 MM. The collection of export duties by the national government dropped from 1.8% to 0.6% of GDP, aggravating the fiscal crisis. This drought, among the most severe of the 21st Century, also had ramifications on the transportation and food industries and the regional economies of the core zone.

As a result, exports fell 24.7% in U.S. dollar terms and totaled U.S.$66.6 billion during the year. At the same time, imports fell 8.9%, totaling U.S.$74.2 million. The SIRA system implemented in October 2022, which made import approvals more discretionary, was in place for practically all of 2023. Thanks to the drop in international prices and the completion of the Néstor Kirchner Gas Pipeline, the energy deficit was reduced from U.S.$4.4 billion in 2022 to U.S.$0.5 billion in 2023.

The Central Bank lost practically half of its gross reserves, from U.S.$44.6 billion in December 2022 to U.S.$23.1 billion at the end of 2023. Although it agreed with the International Monetary Fund an advance of funds for U.S.$7.3 billion in August, net payments to the organization amounted to U.S.$0.9 billion. The drought and the government’s policies led to a breach of the fiscal and exchange rate targets agreed in 2022 and, at the end of December, the agreement with the IMF was virtually collapsed while awaiting a negotiation with the new government. Until December, the Central Bank had to sell U.S.$1.6 billion in the foreign exchange market and intervened with U.S.$9.6 billion in the bond and futures market.

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

Argentina´s annual inflation almost doubled from 50.9% to 94.8% in December 2022. From an average monthly pace of 3.3% in Q4 2021, it jumped to 6.7% in March with food prices rising above 7% before moderating to levels close to 5% in May and June. The resignation of the Minister of Economy in early July generated great uncertainty, which was reflected in the price of the informal U.S. dollar and U.S. dollar called CCL, which increased 61%. This rise in unregulated exchange rates had an impact on domestic prices, leading to monthly inflation peaks of 7.4% in July and 7% in August. After a brief transition, the new economic team managed to lower inflation to 5% monthly levels in November and December with a combination of interest rate hikes, reduction of public spending in real terms, various controls and price agreements.

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

Exports increased 13.5% in U.S. dollar terms and totaled U.S.$88.4 billion in the year, due to a 16.2% increase in prices and a 2.3% decrease in quantities, compared to 2021. Imports rose 29% to U.S.$81.5 billion, with an increase of 11% in volume and 16% in prices, despite the fact that the government sought to limit them with measures such as the introduction of the SIRA system in October and the extension of Non-Automatic Licenses. The trade surplus was reduced by 53% to U.S.$6.9 billion. Because of the war, energy imports soared 120% and the energy balance was in deficit by U.S.$4.5 billion, its worst result since 2015. Exports of primary products increased 9.4% in the year and manufactured goods of agricultural origin, 7.1%, totaling U.S.$56.2 billion between both. In September and December, the Central Bank offered special parities of Ps. 200 and Ps. 230 per U.S. dollar to soybean exporters, in order to encourage the liquidation of stocks. Through this program, some U.S.$10.8 billion were exported.

The Central Bank started the year with U.S.$39.7 billion of gross reserves and a very low level of net reserves. The agreement signed with the IMF in March granted U.S.$4.4 billion to the Central Bank to strengthen the availability of reserves, established periodic disbursements to cover the maturities of the agreement signed in 2018 and set quarterly targets for the accumulation of reserves. To meet them, the Central Bank had to intensify import restrictions and used the aforementioned incentive programs to boost soybean export settlements. At the end of 2022, gross and net reserves increased by around U.S.$5 billion in a scenario for the first half of 2023 that will be conditioned by the drought, whose impact on agricultural exports cannot yet be measured, and the expected payments to international organizations.

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

At the beginning of 2022, the exchange rate regulated by the Central Bank through Communication “A” 3500 was quoted at Ps. 102.75 per U.S. dollar while the quote of the CCL dollar reached Ps. 203.11, a gap of almost 100%. The Central Bank accelerated the pace of depreciation of the regulated U.S. dollar from 1.7% per month on average in 2021 to 3.4% in the first half of 2022 and 6% per month in the second half of 2022, seeking to avoid further exchange rate arrears, another of the commitments assumed with the IMF. The stability of the CCL dollar in the first months allowed the gap to fall to 76% in May. The monetary expansion and the volatility that prevailed in the Reference Stabilization Coefficient (CER) adjustable bond market during June put pressure on unregulated dollar quotes and the exchange rate gap during the replacement of the economic team, reaching prices around Ps. 300 per U.S. dollar for the former and levels above 100% and peaks of 160% for the latter. During the fourth quarter, the fall in public spending in real terms, the rise in interest rates and the accelerated devaluation allowed the Central Bank to keep the gap below 100%. The Central Bank-regulated U.S. dollar closed 2022 at Ps. 177.13 while the CCL dollar traded at Ps. 340.85, an annual variation of 72.4% and 67.8% respectively, both below the inflation rate.

Money market and Argentine financial system

Information presented in this section has been prepared in accordance with economic indicators and historical information of the financial system, as published by the Central Bank of Argentina or INDEC and therefore has not been adjusted for inflation.

Year 2024

In 2024, the Monetary Base grew by 209% from peak to peak, nearly double the annual inflation rate, signaling a strong recovery in money demand following the collapse of 2023. The base increased from $9.6 trillion to $29.7 trillion. This $20.1 trillion increase was largely driven by interest payments of $11 trillion concentrated in the first half of the year, the purchase of foreign currency amounting to $1.9 trillion, and other factors totaling $7.2 trillion. In turn, the Central Bank contracted the base through operations with the National Treasury amounting to $12 trillion and the issuance of Fiscal Bills (LEFIS) worth $8.9 trillion.

This contraction was part of a strategy to transfer the Central Bank’s remunerated liabilities—first, LELIQs and later, repos—onto the National Treasury. The Central Bank stopped renewing these instruments upon maturity and allowed the Treasury to absorb them via the issuance of Capitalizable Bills (LECAPS) and the mentioned LEFIS. Through this operation, the government sought to eliminate a source of monetary issuance. However, in the second half of the year, as private credit reactivated, banks started unwinding their LEFIS positions to obtain liquidity for loans, another source of monetary expansion. Monetary aggregates like M2 grew by 121% in 2024, rising from $28.8 trillion to $63.6 trillion.

In July, the Central Bank also announced that it would intervene in unofficial exchange rates, using U.S. dollars it had purchased in the official market to sterilize the monetary emission from this route. Initially, this announcement was seen as a way to intervene and reduce the exchange rate gap, which had reached 50%. Despite the announcement, the government never clarified the intervention criteria, and it remained a discretionary and occasional tool to reduce the gap. Another form of intervention in unofficial currency markets was the “blend dollar,” through which exporters must liquidate 20% of their foreign currency in the so-called “contado con liquidación” market, increasing supply in this market.

In March, the Central Bank eliminated minimum rates for fixed-term deposits in anticipation of reduced inflation and in line with increased private sector credit supply derived from a lower public debt holding. The private BADLAR rate in Pesos started the year at 110% TNA and ended at 32%, following successive interest rate cuts by the monetary policy.

The Argentine financial system began the year with a significant decline in its activity relative to GDP due to the severe erosion of deposits in the first quarter, but by December 2024, it had recovered the levels from late 2023. The tax amnesty in the third and fourth quarters, with highly favorable conditions for depositors, contributed to the growth of U.S. dollar deposits. Total deposits ended the year at $131 trillion Pesos, with $107 trillion in private hands, representing 19% and 15% of GDP, respectively, in the last quarter of 2024. At the end of 2023, these figures were 16% and 13% of GDP.

In real terms, private sector deposits in Pesos grew by 4.4% from December 2023 to December 2024. However, on an annual average basis, they remained 28.9% below 2023. It was not until October that the effective monthly rates on private fixed-term deposits aligned with or exceeded inflation. Private U.S. dollar deposits increased by 120% from December 2023 to December 2024, and 45% on average throughout the year, reaching a monthly average of U.S.$32 billion by December. The asset regularization regime, within the framework of law 27,743 on fiscal and relief measures, allowed the legalization of up to U.S.$100,000 without cost, with a 5% rate on amounts above that threshold until the end of October 2024, conditions more attractive than the 2017 amnesty.

Disinflation and fiscal balance, which reduced public sector financing needs, led to strong growth in private credit. Loans grew by 59% in real terms between December 2023 and December 2024, reaching $61 trillion Pesos. In the fourth quarter, private credit reached 8.5% of GDP, the highest level since 2021. Credit in Pesos increased by 51%, while credit in U.S. dollars expanded by 111%. By category, personal loans had the highest growth at 130%, followed by car loans with 48%.

In this context of private credit expansion and fiscal adjustment in the state, banks managed to reduce their exposure to the public sector. The share of Treasury bonds and Central Bank instruments in bank assets decreased from 51% in April 2024 to 38% in November. Despite the severe recession in the first quarter, delinquency did not increase significantly, reaching around 1.4% for Peso and U.S. dollar loans in private banks by November, compared to 1.5% at the end of 2023. This behavior can be explained by the presence of negative real interest rates and the low level of private sector debt at the beginning of the year.

Year 2023

The monetary base grew by 85% in 2023 measured end-to-end, i.e. less than half that of prices. This reveals that there was a notable drop in the demand for money. The monetary base went from 5.2 trillion to 9.6 trillion Pesos. Of the 4.4 trillion increase, the main factors were interest payments on Central Bank debt of 16 trillion Pesos and purchases of government securities and exchange rate-adjusted bills issued by the Treasury in both the primary and secondary markets for more than 5 trillion Pesos. This was offset by the issuance of debt instruments placed in the banking system for more than 16 trillion Pesos. Net purchases of foreign exchange totaled only U.S.$480 billion, while the Central Bank assisted the Treasury with $1.7 billion in profit sharing and temporary advances. On the other hand, the National Government deposits at the Central Bank during the year amounted to more than 3 trillion, basically as a result of the securities auctions in December.

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

The situation of the Peso bond market was at its most pressing between June and July. Uncertainty over a potential default on CER-adjusted securities caused yields on certain bonds in the secondary market to soar from -8% to +11% in a matter of weeks. Volatility spilled over to stocks and U.S. dollar- denominated Treasury bonds and began to improve from August onwards, leading to a year of widespread improvement in U.S. dollar-denominated Treasury yields. In fact, the Treasury was able to carry out two asset conversion operations that contributed to clear public debt maturities until the end of the year.

The Merval index expressed in U.S. dollars at the CCL exchange rate grew 44% in the year and closed at U.S.$673, the highest price since August 2019. Sovereign bonds in U.S. dollars fell 19% for the full year, although they rose 34% in the last quarter. The JPMorgan country risk index started the year at 1,703 basis points surpassed 2,800 basis points in July and October, and by the end of December had dropped to 2,196 basis points.

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

For their part, U.S. dollar deposits fell sharply again, closing the year 10% below the December 2021 level, after having fallen 16.2% during that year. At December 2022 prices, public and private sector Peso and U.S. dollar deposits reached Ps. 21,536 billion or 26% of GDP.

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

Selected Financial Data

The following tables present summary consolidated financial data for each of the periods indicated. You should read this information in conjunction with our audited consolidated financial statements and related notes included in this annual report.

Statement of Financial Position Data

	As of December 31,
	2024	2023(1)(2)	2022(1)
	(in thousands of Pesos)
ASSETS
Cash and Deposits in Banks	2,690,638,558	2,619,925,301	1,695,935,607
Investments in Debt Securities and Equity Instruments	3,977,583,295	4,760,883,814	6,435,921,719
Derivative Financial Instruments	19,283,771	28,621,262	290,913
Repo Transactions	—	1,340,514,525	419,962,869
Loans and other financing	5,801,660,825	3,993,039,837	4,059,307,477
Other Financial Assets	795,238,885	727,923,861	600,586,768
Current Income Tax Assets	84,305,893	1,911,464	—
Investment in associates and joint ventures	4,601,819	3,669,558	7,741,550
Property, Plant and Equipment	788,293,011	776,953,158	690,771,191
Intangible Assets	147,475,912	163,694,286	118,264,713
Deferred Income Tax Assets	2,251,924	2,167,935	498,889

	As of December 31,
	2024	2023(1)(2)	2022(1)
	(in thousands of Pesos)
Other Non-financial Assets	105,262,585	119,296,540	84,446,972
Non-current assets held for sale	75,828,353	91,218,653	60,057,104
TOTAL ASSETS	14,492,424,831	14,629,820,194	14,173,785,772
Average Assets	13,525,687,291	14,759,041,610	12,827,930,384

LIABILITIES
Deposits	8,422,705,887	7,339,158,200	8,784,496,031
Liabilities at fair value through profit or loss	7,183,451	30,106,856	3,567,160
Derivative Financial Instruments	1,321,602	6,179,869	16,076
Repo Transactions	18,956,694	51,395,109	—
Other Financial Liabilities	1,031,875,594	815,507,243	916,098,233
Financing received from the BCRA and other financial institutions	43,472,692	43,115,043	16,609,781
Corporate Bonds	432,465,209	842,945,159	507,550,996
Current Income Tax Liabilities	18,982,974	465,761,461	73,573,579
Provisions	17,112,302	19,191,370	18,907,239
Deferred Income Tax Liabilities	80,145,127	98,899,291	89,072,051
Other Non-financial Liabilities	367,490,697	477,937,714	290,303,727
TOTAL LIABILITIES	10,441,712,229	10,190,197,315	10,700,194,873
SHAREHOLDERS’ EQUITY
Net Shareholders’ Equity attributable to controlling interests	4,049,083,078	4,438,608,347	3,473,016,574
Net Shareholders’ Equity attributable to non-controlling interests	1,629,524	1,014,532	574,325
TOTAL SHAREHOLDERS’ EQUITY	4,050,712,602	4,439,622,879	3,473,590,899
Average Shareholders’ Equity	4,055,459,475	3,884,117,798	3,196,851,305

Notes:-

(1)	Figures adjusted for inflation as of December 31, 2024. See “Presentation of certain financial and other information.”
(2)

Figures recast due to the recognition of a prior period adjustment related to the business combination. See note 14.2. to our audited consolidated financial statements as of December 31, 2024 and 2023.

Statement of Income Data

	For the year ended December 31,
	2024	2023(1)(6)	2022(1)
	(in thousands of Pesos, except for number of shares, net income per share and dividends per share)
Net Interest Income	1,618,215,298	1,796,623,078	2,070,508,947
Net Commissions income	485,915,350	480,753,857	461,055,462

Subtotal (Net Interests income plus Net Commissions income)	2,104,130,648	2,277,376,935	2,531,564,409
Net gain from measurement of financial instruments at fair value through profit or loss	2,221,229,694	2,121,704,270	306,237,052
Profit from sold or derecognized assets at amortized cost	992,190	745,473	1,150,291
Differences in quoted prices of gold and foreign currency	163,216,922	1,738,228,452	422,297,456
Other operating income	213,969,463	158,722,437	143,611,267
Credit loss expense on financial assets	(108,107,103)	(100,103,207)	(46,776,285)

	For the year ended December 31,
	2024	2023(1)(6)	2022(1)
	(in thousands of Pesos, except for number of shares, net income per share and dividends per share)
Net operating income before expenses, depreciation and amortization	4,595,431,814	6,196,674,360	3,358,084,190
Total Operating Expenses(2)	(1,877,650,984)	(1,790,244,997)	(1,404,423,765)
Operating income after expenses, depreciation and amortization	2,717,780,830	4,406,429,363	1,953,660,425
Income/(Loss) from associates and joint ventures	1,583,938	326,891,645	(769,785)
Loss on net monetary position	(2,359,350,148)	(2,850,305,910)	(1,551,819,047)
Income before tax on continuing operations	360,014,620	1,883,015,098	401,071,593
Income tax on continuing operations	(33,523,388)	(614,792,593)	(124,572,053)
Net Income from continuing operations	326,491,232	1,268,222,505	276,499,540

Net Income for the fiscal year	326,491,232	1,268,222,505	276,499,540
Net Income for the fiscal year attributable to controlling interests	325,502,107	1,267,458,712	276,451,498
Net Income for the fiscal year attributable to non-controlling interests	989,125	763,793	48,042

Other Comprehensive Income/(Loss)	(97,902,919)	87,914,183	(37,714,281)
Foreign currency translation differences for the year	(28,277,535)	21,251,236	(4,875,699)
Profit or loss from financial instruments measured at fair value through other comprehensive income	(69,625,384)	66,662,947	(32,838,582)

Total Comprehensive Income for the fiscal year	228,588,313	1,356,136,688	238,785,259
Total Comprehensive Income attributable to controlling interests	227,599,188	1,355,372,895	238,737,217
Total Comprehensive Income attributable to non-controlling interests	989,125	763,793	48,042
Net Income per share(3)	509.06	1,982.22	432.35
Dividends per share approved by the shareholders’ meeting(4)	469.18	460.00	117.36
Dividends per share in U.S.$ approved by the shareholders’ meeting(5)	0.45	0.57	0.66
Weighted average number of outstanding common shares (in thousands)	639,413	639,413	639,413

Notes:-

(1)	Figures adjusted for inflation as of December 31, 2024. See “Presentation of certain financial and other information.”
(2)	Includes employee benefits, administrative expenses, depreciation and amortization of fixed assets and other operating expenses.
(3)	Net income for the fiscal year attributable to controlling interest divided by weighted average number of outstanding shares.
(4)	Not adjusted for inflation.
(5)	Dividends per share approved by the shareholders’ meeting divided by the exchange rate as of December 31 of each year.
(6)

Figures recast due to the recognition of a prior period adjustment related to the business combination. See note 14.2. to our audited consolidated financial statements as of December 31, 2024 and 2023.

	As of and for the year ended December 31,
	2024	2023	2022
Selected consolidated ratios:
Profitability and performance
Net interest margin (%)(1)	23.68%	20.55%	22.21%
Fee income ratio (%)(2)	25.88%	22.95%	19.80%
Efficiency ratio (%)(3)	27.97%	18.58%	28.79%
Fee income as a percentage of administrative expense (%)	32.75%	24.51%	40.39%
Return on average equity (%)	8.05%	32.65%	8.65%
Return on average assets (%)	2.41%	8.59%	2.16%
Liquidity
Loans and other financings as a percentage of total deposits (%)	70.35%	56.00%	47.06%
Liquid assets as a percentage of total deposits (%)(4)	79.27%	118.00%	94.60%
Capital
Total equity as a percentage of total assets (%)	27.94%	30.34%	24.50%
Regulatory capital as a percentage of risk-weighted assets (%)	32.37%	35.39%	39.91%
Asset Quality
Non-performing loans and other financings included in Stage 3 as a percentage of total loans and other financings (%)(5)	1.12%	1.06%	0.82%
Allowances for credit losses as a percentage of total loans and other financings	(2.08%)	(2.84%)	(1.80%)
Allowances for credit losses as a percentage of non-performing loans and other financings included in Stage 3 (%)(5)	(185.15%)	(268.33%)	(219.52%)
Operations
Number of branches	519	519 (6)	467
Number of employees	9,004	9,192 (7)	7,796

Notes:-

(1)	Net interest income divided by average interest earning assets.
(2)	Commissions income divided by the sum of net interest income.
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

(4)	Liquid assets include cash, cash collateral, reverse repos, instruments issued by Central Bank, other government securities and interbank loans.
(5)	As of December 31, 2024, 2023 and 2022, non-performing loans are calculated according to our internal credit rating grades disclosed in note 52.1 to our consolidated financial statements.

(6)	Includes 58 branches of Banco BMA
(7)	Includes 1,411 employees of Banco BMA and its subsidiaries.

Results of Operations

The following discussion of our results of operations is for the Bank as a whole and without reference to any operating segments.

We do not manage our Bank by segments or divisions or by customers, by products and services by regions, or by any other segmentation for purpose of accounting resources or assessing profitability.

The loan portfolio and other financing to the private sector of the Bank increased by 45% in real terms, compared to 2023, reaching 8.3% of the total financial system. The growth of the personal loan portfolio stands out, reaching 122% compared to the end of 2023.

During the year 2024, the bank maintained a leadership position in personal loans, reaching a level of Ps. 1,153,205 million, representing an 11% market share, slightly lower than the previous year. Regarding its credit card products, in 2024 the Bank maintained its market share, closing the year with 8.8% of the total financial system.

Delinquency levels remained historically low during the year, with a slight increase in December 2024. The delinquency rate was 1.12% of the total portfolio as of December 31, 2024, remaining at similar levels to the previous year, in accordance with the internal rating grade.

The coverage ratio, which corresponds to the ratio of allowances for credit losses as a percentage of non-performing loan and other financing portfolio, at the end of 2024 was 185.15%, lower than at the end of the previous year but remaining at high levels.

Total deposits increased by 15% in 2024 in real terms compared to 2023. Regarding the composition of deposits, in the 2024 fiscal year, within private deposits, term deposits decreased by 10% and demand deposits increased by 18%.

We ranked fourth among private entities with the highest volume of deposits and a market share of 6.3% of the entire financial system, higher than the level reached the previous year.

As of December 31, 2024, our liquidity reached Ps. 6,676,921 million, achieving a liquidity ratio of 79%, higher than that of the entire financial system.

Year Ended December 31, 2024, Compared to Year Ended December 31, 2023

The following table sets forth certain components of our statement of income for the years ended December 31, 2024 and 2023:

	Year Ended December 31,		Variation December 31,
	2024	2023(1)(2)	2024 - 2023
	(in thousands of Pesos, except for number of shares, net income per share and dividends per share)
Interest income	3,525,235,000	5,327,222,936	(1,801,987,936)	(34%)
Interest expense	(1,907,019,702)	(3,530,599,858)	1,623,580,156	(46%)
Net interest income	1,618,215,298	1,796,623,078	(178,407,780)	(10%)
Commissions income	565,100,914	535,072,561	30,028,353	6%
Commissions expense	(79,185,564)	(54,318,704)	(24,866,860)	46%
Net commissions income	485,915,350	480,753,857	5,161,493	1%
Subtotal (Net interest income + Net commissions income)	2,104,130,648	2,277,376,935	(173,246,287)	(8%)
Net gain from measurement of financial instruments at fair value through profit or loss	2,221,229,694	2,121,704,270	99,525,424	5%

	Year Ended December 31,		Variation December 31,
	2024	2023(1)(2)	2024 - 2023
	(in thousands of Pesos, except for number of shares, net income per share and dividends per share)
Profit from sold or derecognized assets at amortized cost	992,190	745,473	246,717	33%
Differences in quoted prices of gold and foreign currency	163,216,922	1,738,228,452	(1,575,011,530)	(91%)
Other operating income	213,969,463	158,722,437	55,247,026	35%
Credit loss expense on financial assets	(108,107,103)	(100,103,207)	(8,003,896)	8%
Net operating income before expenses, depreciation and amortization	4,595,431,814	6,196,674,360	(1,601,242,546)	(26%)
Employee benefits	(703,460,074)	(606,491,603)	(96,968,471)	16%
Administrative expenses	(366,350,173)	(357,624,468)	(8,725,705)	2%
Depreciation and amortization of fixed assets	(138,140,500)	(126,517,980)	(11,622,520)	9%
Other operating expenses	(669,700,237)	(699,610,946)	29.910.709	(4%)
Operating income after expenses, depreciation and amortization	2,717,780,830	4,406,429,363	(1,688,648,533)	(38%)
Income / (loss) from associates and joint ventures	1,583,938	326,891,645	(325,307,707)	(99%)
Loss on net monetary position	(2,359,350,148)	(2,850,305,910)	490,955,762	(17%)
Income before tax on continuing operations	360,014,620	1,883,015,098	(1,523,000,478)	(81%)
Income tax on continuing operations	(33,523,388)	(614,792,593)	581,269,205	(95%)
Net income from continuing operations	326,491,232	1,268,222,505	(941,731,273)	(74%)
Net income from continuing operations	326,491,232	1,268,222,505	(941,731,273)	(74%)
Net income for the fiscal year attributable to controlling interests	325,502,107	1,267,458,712	(941,956,605)	(74%)
Net income for the fiscal year attributable to non-controlling interests	989,125	763,793	225,332	30%

Notes:-

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2024. See “Presentation of certain financial and other information.”
(2)

Figures recast due to the recognition of a prior period adjustment related to the business combination. See note 14.2. to our audited consolidated financial statements as of December 31, 2024 and 2023.

Net income

Our consolidated net income from continuing operations for the fiscal year ended December 31, 2024, was Ps. 326,491.2 million, a decrease of 74% or Ps. 941,731.3 million compared to our net result income for the previous fiscal year. This decline was mainly due to: (i) a lower gain exchange rate differences of 91% or Ps.1,575 billion; (ii) a lower net interest income 10% or Ps. 178,407.8 million; (iii) a lower positive result generated by our Associates and joint ventures of Ps. 325,307.7 million, as the previous fiscal year recorded results from the acquisition of Banco BMA SAU; (iv) an increase in our administrative expenses and employee benefits of 11% or Ps. 105,694.2 million. The decline in consolidated net income was partially offset by: (i) a lower loss on net monetary position of 17% or Ps. 490,955.8 million; (ii) a lower income tax charge of 95% or Ps. 581,269.2 million; and (iii) a higher Net gain from the measurement of financial instruments at fair value through profit or loss FVTPL) of 5% or Ps. 99,525.4 million.

Net Interest Income

For the fiscal year ended December 31, 2024, the net interest results totaled Ps. 1,618.2 billion, registering a decrease of 10% or Ps. 178,407.8 million. This decline in the net interest results was due to the decrease in interest income and interest expenses, which fell by 34% and 46% respectively

Interest Income

The components of our interest income for the years ended December 31, 2024 and 2023 were as follows:

	Year Ended December 31,
	2024	2023(1)
	(in thousands of Pesos)
Interest on Cash and bank deposits	16,134,726	14,911,339
Interest from government securities	1,104,379,515	2,410,384,903
Interest from private securities	2,522,442	3,016,226
Interest on loans and other financing
To the financial sector	7,831,903	7,146,854
To the non-financial public sector	13,357,942	41,659,745
To the non-financial private sector
Interest on overdrafts	304,066,024	380,497,484
Interest on documents	221,498,786	341,550,529
Interest on mortgages loans	357,554,176	317,514,110
Interest on pledged loans	16,303,760	21,575,511
Interest on personal loans	542,273,917	532,001,990
Interest on credit cards	290,079,302	433,483,007
Interest on financial leases	14,322,896	7,501,441
Interest on other	337,225,449	387,163,043
Interest in Repos	—	—
From the Central Bank	294,479,638	427,260,740
Other financial institutions	3,204,524	1,556,014
Total Interest income	3,525,235,000	5,327,222,936

Notes:-

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2024. See “Presentation of certain financial and other information.”

For the fiscal year ended December 31, 2024, interest income decreased by 34% or Ps. 1,802 billion compared to the previous year, primarily due to a decline in public and private securities by 54%, followed by a decrease in interest from loans and other financing, which fell by 15%, and to a lesser extent, a decrease in repo operations by 31%. This decline was mainly due to results from public securities at amortized cost, specifically BCRA LELIQS.

For the fiscal year ended December 31, 2024, interest from loans and other financing decreased by 15% or Ps. 365,579.6 million compared to the 2023 fiscal year. This was a result of a decrease in the average interest rate on loans to the private sector and a reduction in the average volume of these loans by approximately 6% in the 2024 fiscal year compared to the 2023 fiscal year. The average interest rate on loans to the private sector decreased by approximately 4.8 percentage points (from 55.9% in 2023 to 51.1% in 2024). The decline in the interest rate was due to the reduction in the monetary policy rate, in a context of deregulated rates in effect since March 2024.

Interest expense

The components of our interest expense for the years ended December 31, 2024 and 2023 were as follows:

	Year Ended December 31,
	2024	2023(1)
	(in thousands of Pesos)
From deposits
Interest on checking accounts	164,511,489	242,131,030
Interest on saving accounts	42,111,236	39,457,939
Interest on time deposits and investments accounts	1,628,352,891	3,164,180,264
Interest other	—	30
Interest on financing received from Central Bank of Argentina and Other financial institutions	5,061,148	4,636,367
For repo transactions
Other financial institutions	8,268,119	30,211,753
Interest on corporate bonds	16,308,042	3,597,839
Interest on subordinated corporate bonds	29,428,813	30,880.107
Interest on other financial liabilities	12,977,961	15,504,529
Total interest expense	1,907,019,702	3,530,599,858

Notes:-

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2024. See “Presentation of certain financial and other information.”

For the fiscal year ended December 31, 2024, interest expense decreased by 46% or Ps. 1,623.6 billion compared to the previous year.

Interest on deposits represented 96% of total interest expense and decreased by 47% or Ps. 1,610.8 billion compared to the previous fiscal year. This decline was due to a 20% decrease in the average portfolio of deposits to the private sector in the 2024 fiscal year and a reduction in the average interest rate on private deposits by approximately 18 percentage points (from 50% in the 2023 fiscal year to 32.1% in the 2024 fiscal year). The decrease in the interest rate occurred within the framework of deregulated rates, in effect since March 2024.

Net gain from measurement of financial instruments at fair value through profit or loss

In the fiscal year ended December 31, 2024, the Net gain from measurement of financial instruments at fair value through profit or loss (FVTPL) increased by 5% or Ps.99,525.4 million compared to the fiscal year 2023.

The main increase is observed in: Public securities with a 17% or Ps.319,676 million rise (mainly in National Treasury Bonds adjusted by CER - BONCER). Additionally, this increase is partially offset by: a) a decrease in the result from private securities of 76% or Ps.115,512 million and b) a decline in the result from the sale or derecognition of financial assets at fair value of 108% or Ps.56,812 million.

Net commissions income

The following table provides a breakdown of our commission income by category for the years ended December 31, 2024 and 2023:

	Year Ended December 31,
	2024	2023(1)
	(in thousands of Pesos)
AFIP & Collection services	822,125	1,063,757
Fees charged on deposit accounts	198,571,068	194,080,123
Mutual funds & securities fees	21,116,874	17,511,970
ATM transactions fees	38,921,483	32,139,914
ANSES fees	72,048	258,961
Insurance fees	32,070,531	26,591,082
Corporate services fees	81,338,873	78,849,303
Financial agent fees (Provinces)	22,927,993	27,825,631
Debit card fees	36,685,528	29,733,582
Credit card fees	102,277,041	112,051,201
Credit related fees	30,297,350	14,967,037
Total commissions income	565,100,914	535,072,561

Total commissions expense	(79,185,564)	(54,318,704)

Net commissions income	485,915,350	480,753,857

Notes:-

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2024. See “Presentation of certain financial and other information.”

For the fiscal year ended December 31, 2024, net fee income increased by 1%, or Ps. 5,161 million compared to the 2023 fiscal year.

Additionally, fee income rose by 6% or Ps. 30,028 million in the 2024 fiscal year compared to the previous year, primarily due to the increase in fees related to loans by 102% or Ps. 15,330 million, the rise in fees related to debit cards by 23% or Ps.6,952 million and the increase in ATM transaction interchange fees by 21% or Ps. 6,782 million. This increase was offset by a decrease in credit card fees by 9% or Ps. 9,774 million.

Meanwhile, fee expenses increased by 46% or Ps. 24,867 million (higher ATM interchange fees paid) in the 2024 fiscal year compared to the previous year.

Other operating income

The components of our other operating income for the years ended December 31, 2024 and 2023 were as follows:

	Year ended December 31,
	2024	2023(1)
	(in thousands of Pesos)
Credit and debit cards	31,604,296	19,636,070
Lease of safe deposit boxes	17,324,690	15,083,547
Other service related fees	82,734,988	50,970,654
Other adjustments and interest from other receivables	45,166,193	40,068,162
Sale of property, plant and equipment	23,381	360,114
Others	37,115,915	32,603,890
Other Operating Income	213,969,463	158,722,437

Notes:-

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2024. See “Presentation of certain financial and other information.”

Other operating income increased by 35% or Ps.55,247 million in the fiscal year ended December 31, 2024, compared to the previous fiscal year. Notable increases include: the rise in income from other commissions and services by 62% or Ps.31,764 million, followed by other income from debit and credit cards with a 61% or Ps.11,968 million increase.

Differences in quoted prices in gold and foreign currency

The components of our difference in quoted prices of gold and foreign currency for the years ended December 31, 2024 and 2023 were as follows:

	Year ended December 31,

	2024	2023(1)
	(in thousands of Pesos)
Translation of foreign exchange assets and liabilities to Pesos	149,963,917	1,731,837,635
Income from foreign currency exchange	13,253,005	6,390,817

Differences in quoted prices of gold and foreign currency	163,216,922	1,738,228,452

Notes:-

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2024. See “Presentation of certain financial and other information.”

The results generated by exchange rate differences for the year ended December 31, 2024, decreased by 91% or Ps.1,575 billion compared to those recorded in the previous year. The decline is mainly observed in the result from position with a 91% or Ps.1,582 billion decrease, considering the reduction in the Bank’s positive net foreign currency position (primarily the decline in dual bonds and those linked to the evolution of the official exchange rate). Additionally, the depreciation of the peso against the dollar in the fiscal year 2024 was 27.7%, whereas in the fiscal year 2023 it had been 356.4%.

Credit loss expense on financial assets

For the fiscal year ended December 31, 2024, charges for loan losses increased by 8%, or Ps. 8,004 million, compared to the prior year. This increase was primarily driven by the expansion of the loan portfolio and other credit facilities recorded during fiscal year 2024.

Employee benefits and administrative expenses

The components of our employee benefits and administrative expenses for the years ended December 31, 2024 and 2023 were as follows:

	Year ended December 31,
	2024	2023(1)
	(in thousands of Pesos)
Employee benefits	703,460,074	606,491,603
Remunerations	476,841,577	411,256,224
Payroll taxes	118,624,145	103,722,158
Compensation and bonuses to employees	84,027,814	72,630,708
Employee services	23,966,538	18,882,513
Administrative Expenses	366,350,173	357,624,468
Taxes	72,559,840	58,668,491
Maintenance, conservation, and repair expenses	55,653,300	46,692,100
Fees to directors and syndics	18,437,173	58,633,383
Security services	30,444,668	25,912,720
Electricity and communications	29,627,942	22,637,682
Other fees	39,136,882	36,089,688
Leases	1,421,408	1,025,476
Advertising and publicity	22,156,745	20,234,834
Representation, travel, and transportation	6,460,958	6,161,232
Stationery and office supplies	1,957,800	2,329,146
Insurance	3,952,251	2,563,933
Hired administrative services	9,584,382	6,589,047
Other	74,956,824	70,086,736
Total Employee benefits and Administrative Expenses	1,069,810,247	964,116,071

Notes:-

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2024. See “Presentation of certain financial and other information.”

In the fiscal year ended December 31, 2024, administrative expenses including employee benefits increased by 11% or Ps. 105,694.2 million compared to those recorded in the fiscal year 2023, mainly due to higher employee benefits which registered an increase of 16% or Ps. 96,968 million (notably, in salaries and social security contributions with 16% and 14% rise respectively). Additionally, administrative expenses also recorded a rise of 2% or Ps. 8,726 million as a result of an average 24% increase in general administrative expenses, which was almost entirely offset by a 69% decrease in fees paid to directors and statutory auditors compared to the prior year.

Other operating expenses

The components of our other operating expenses for the years ended December 31, 2024 and 2023 were as follows:

	Year ended December 31,
	2024	2023(1)
	(in thousands of Pesos)
Turnover tax	371,504,579	414,076,140
Charges for other provisions	15,989,118	19,141,651
Deposit guarantee fund contributions	11,989,522	12,429,670
Donations	1,850,815	2,749,231
Insurance claims	7,559,826	5,596,608
Initial loan recognition	2,534,932	32,313,857
Punitive interests and charges in favor of the BCRA	36,454	25,191
Other	258,234,991	213,278,598
Total Other Operating Expenses	669,700,237	699,610,946

Notes:-

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31. 2024. See “Presentation of certain financial and other information.”

In the fiscal year ended December 31, 2024, other operating expenses decreased by 4% or Ps.29,910.7 million compared to those recorded in the fiscal year 2023. The main decreases are observed in: (i) gross income tax with a 10% or Ps. 42,572 million reduction and (ii) initial loan recognition with a 92% or Ps. 29,779 million decrease. This decline is offset by an increase in other expenses of 21% or Ps. 44,956 million.

Income / (loss) from associates and joint ventures

For the fiscal year ending December 31, 2024, income from associates and joint ventures decreased by 99%, or Ps. 325,307.7 million. This decrease is due to the absence of significant income recorded in 2023 from the acquisition of Banco Itaú Argentina S.A. and its subsidiaries. During 2023, the net assets acquired in the purchase of Banco Itaú Argentina and its subsidiaries significantly exceeded the purchase price, resulting in a recognized gain of Ps. 329,863.7 million.

Loss on net monetary position

In the fiscal year ended December 31, 2024, a decrease in the monetary position loss of 17% or Ps.490,955.8 million was observed, compared to the loss recorded in the fiscal year 2023. This decline was mainly due to: (i) a lower level of inflation of approximately 94 percentage points (decrease in the general consumer price index), which went from 211.4% in the fiscal year 2023 to 117.8% in the fiscal year 2024, and (ii) an increase in monetary assets and liabilities.

Income tax

In the fiscal year ended December 31, 2024, the income tax expense decreased by 95% or Ps. 581,269.2 million compared to the previous fiscal year. The effective tax rate was 9.3% for the period ended December 31, 2024, compared to 32.6% recorded in the fiscal year 2023.

For more information, see note 29 “Income Tax” of the consolidated Financial Statements as of December 31, 2024.

This table shows the reconciliation between income tax and the amounts obtained by applying the current tax rate in Argentina to the income carrying amount:

	Year ended December 31,
	2024	2023
	(in thousands of Pesos)
Income carrying amount before income tax	360,014,620	1,883,015,098
Applicable income tax rate	35%	35%
Income tax on income carrying amount	126,005,117	659,055,284
Net permanent differences and other tax effects including the fiscal inflation adjustment	(92,481,729)	(44,262,691)
Total income tax	33,523,388	614,792,593

Notes:-

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31. 2024. See “Presentation of certain financial and other information.”

Year Ended December 31, 2023, Compared to Year Ended December 31, 2022

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

Even though our net income totaled Ps.1,268,222.5 million in 2023, 359% higher than the Ps.276,499.5 million in 2022 but our net interest margin slightly deteriorate to 20.5% in 2023 from 22.2% in 2022. As of December 31, 2023, our return on equity (ROE) and return on assets (ROA) of 32.6% and 8.6% respectively, remained healthy and showed our earnings potential.

As of December 31, 2023, the accumulated efficiency ratio reached 18.6% improving from the 28.8% in 2022, showing the strict cost control policies adopted by us and our higher results registered.

On the loan side, our loans and other financing portfolio to the private sector increased by 7% in average, compared to 2022. The Peso financing portfolio increased 4% and the U.S. dollar-financing portfolio grew 52% in average.

During 2023, we maintained a leading position in terms of personal loans, with 11.6% of market share, also and maintain our market share in credit card products, reaching 8.8%.

In accordance with the internal rating grade, the delinquency rate reached the 1.06% of the total portfolio as of December 31, 2023, slightly deteriorated from 2022 level (0.82%).

Our coverage ratio, which corresponds to the ratio of allowances for credit losses as a percentage of non-performing loan and other financing portfolio, reached 268.32% as of December 31, 2023 (considering the internal rating grade), increasing from the 219.52% reached as the end of 2022.

On the funding side, our total deposits increased 9% in average in 2023 compared to 2022. Regarding the composition of deposits, there was an increase in demand deposits and to a lesser extent in time deposits.

We rank third among private entities with the highest volume of deposits and a market share of 5.6% of the financial system as a whole as of December 31, 2023.

It is worth noting that during 2023 and 2022, we invested part of our excess liquidity in government and private securities and in repo transactions, which explain in the variations in such portfolios by 28% (decrease) and 161% (increase) compared to 2022. As of December 31, 2023, the Bank’s liquidity assets reached Ps. 8,632,506 million, maintaining a 118% of liquidity ratio greater than the one achieved at the end of 2022.

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

Net income

The following table sets forth certain components of our statement of income for the years ended December 31, 2023 and 2022:

	Year Ended December 31,		Variation December 31,
	2023(1)(2)	2022(1)	2023 - 2022
	(in thousands of Pesos, except for number of shares, net income per share and dividends per share)
Interest income	5,327,222,936	4,153,327,254	1,173,895,682	28%
Interest expense	(3,530,599,858)	(2,082,818,307)	(1,447,781,551)	70%
Net interest income	1,796,623,078	2,070,508,947	(273,885,869)	(13%)
Commissions income	535,072,561	511,329,460	23,743,101	5%
Commissions expense	(54,318,704)	(50,273,998)	(4,044,706)	8%
Net commissions income	480,753,857	461,055,462	19,698,395	4%
Subtotal (Net interest income + Net commissions income)	2,277,376,935	2,531,564,409	(254,187,474)	(10%)
Net gain from measurement of financial instruments at fair value through profit or loss	2,121,704,270	306,237,052	1,815,467,218	593%
Profit from sold or derecognized assets at amortized cost	745,473	1,150,291	(404,818)	(35%)
Differences in quoted prices of gold and foreign currency	1,738,228,452	422,297,456	1,315,930,996	312%
Other operating income	158,722,437	143,611,267	15,111,170	11%
Credit loss expense on financial assets	(100,103,207)	(46,776,285)	(53,326,922)	114%
Net operating income before expenses, depreciation and amortization	6,196,674,360	3,358,084,190	2,838,590,170	85%
Employee benefits	(606,491,603)	(526,490,545)	(80,001,058)	15%
Administrative expenses	(357,624,468)	(265,527,373)	(92,097,095)	35%
Depreciation and amortization of fixed assets	(126,517,980)	(103,405,915)	(23,112,065)	22%
Other operating expenses	(699,610,946)	(508,999,932)	(190,611,014)	37%
Operating income after expenses, depreciation and amortization	4,406,429,363	1,953,660,425	2,452,768,938	126%
Income (Loss) from associates and joint ventures	326,891,645	(769,785)	327,661,430	(42,565)%
Loss on net monetary position	(2,850,305,910)	(1,551,819,047)	(1,298,486,863)	84%
Income before tax on continuing operations	1,883,015,098	401,071,593	1,481,943,505	369%
Income tax on continuing operations	(614,792,593)	(124,572,053)	(490,220,540)	394%
Net income from continuing operations	1,268,222,505	276,499,540	991,722,965	359%
Net income for the fiscal year	1,268,222,505	276,499,540	991,722,965	359%
Net income for the fiscal year attributable to controlling interests	1,267,458,712	276,451,498	991,007,214	358%
Net income for the fiscal year attributable to non-controlling interests	763,793	48,042	715,751	1,490%

Notes:-

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2024. See “Presentation of certain financial and other information.”
(2)

Figures recast due to the recognition of a prior period adjustment related to the business combination. See note 14.2. to our audited consolidated financial statements as of December 31, 2024 and 2023.

Our consolidated net income from continuing operations for fiscal year ended as of December 31, 2023 totaled Ps. 1,268,222.5 million and increased Ps. 991,723 million or 359% as compared to fiscal year ended as of December 31, 2022. Results from Banco BMA and its subsidiaries are consolidated since November 2023.

This increase was primarily attributable to:

(i)	a higher net gain from measurement of financial instruments at fair value through profit or loss of Ps. 1,815,467.2 million or 593%;

(ii)	a higher difference in quoted prices of gold and foreign currency of Ps. 1,315,931 million or 312%; and

(iii)	a higher result from associates and joint ventures of Ps. 327,661.4 million;

The aforementioned increase in consolidated net income from continuing operations were partially offset by:

(i)	a higher loss on net monetary position of Ps. 1,298,486.9 million or 84%;

(ii)	a higher income tax on continuing operations of Ps. 490,220.5 million or 394%;

(iii)	less results in net interest income of Ps. 273,885.9 million or 13%;

(iv)	an increase in other operating expenses of Ps. 190,611.0 million or 37%; and

(v)	an increase in employee benefits and administrative expenses of Ps. 172,098.2 million or 22%.

The increase in the net income for the year was the consequence of the increase in net income from measurement of financial instruments at fair value through profit or loss (basically dual bonds) and more gains from difference in quoted prices of gold and foreign currency.

In 2023, there was a higher devaluation that was even deeper in the last two weeks of December (356%) in comparison to 2022 (72.4%). However, we maintain long U.S. dollar position, which resulted in a higher gain on exchange rate differences.

The acquisition price for Banco Itaú Argentina S.A. and its subsidiaries was established at U.S.$50,000,000, which was set at the time of the agreement and paid on November 3, 2023, and an additional amount resulting from the adjustment of the result obtained by Banco BMA S.A.U. (formerly known as Banco Itaú Argentina S.A.), BMA Asset Management SGFCISA (formerly known as Itaú Asset Management SA) and BMA Valores SA (formerly known as Itaú Valores SA) between April 1, 2023 and the closing date established in the purchase contract, which was agreed between the parties in May 2024 for an amount of U.S.$7,564,706. The difference between such additional amount and the estimated additional amount at the acquisition date for an amount of Ps. 11,520.2 million was recorded in comparative information for prior year presented in lines “other non-financial liabilities” and “income / (loss) from associates and joint ventures” in accordance with IFRS 3. As the amount of the net assets acquired exceeds the fair value of the price paid, including the estimated price adjustment, we recorded a gain generated by this acquisition for Ps. 329,863.7 million, which is recorded in “income / (loss) from associates and joint ventures” for the fiscal year ended December 31, 2023. The gain was related to the price of this transaction determined on an arm’s length basis and the net assets acquired.

Those increases were partially offset by loss on monetary inflation, which grew approximately by 116.6 percentage points - eroding the results obtained-, and by a high level of income tax.

During 2023, net interest income decreased 13%, mainly due to the increase in interest expenses was higher than the increase in interest income (considering the minimum interest rates established by the Central Bank for time deposits).

On the other hand, the increase in Income tax was according to the level of our results and was higher than to 2022.

Interest income

The components of our interest income for the years ended December 31, 2023 and 2022 were as follows:

	Year Ended December 31,
	2023(1)	2022(1)
	(in thousands of Pesos)
Interest on Cash and bank deposits	14,911,339	2,713,337
Interest from government securities	2,410,384,903	2,357,237,711
Interest from private securities	3,016,226	1,308,796
Interest on loans and other financing
To the financial sector	7,146,854	3,634,201
To the non-financial public sector	41,659,745	10,266,622
To the non-financial private sector
Interest on overdrafts	380,497,484	172,242,733
Interest on documents	341,550,529	173,487,689
Interest on mortgages loans	317,514,110	255,085,382
Interest on pledged loans	21,575,511	20,183,355
Interest on personal loans	532,001,990	606,076,824
Interest on credit cards	433,483,007	276,046,996
Interest on financial leases	7,501,441	2,337,381
Interest on other	387,163,043	182,617,473
Interest in Repos
From the Central Bank	427,260,740	85,687,782
Other financial institutions	1,556,014	4,400,972

Total Interest income	5,327,222,936	4,153,327,254

Notes:-

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2024. See “Presentation of certain financial and other information.”

Our interest income increased 28% or Ps. 1,173,895.7 million as compared to fiscal year ended December 31, 2022, due to higher interest on loans and higher interest on repos.

Interest from government securities and debt securities combined increased 2% or Ps. 54,854.6 million. Interest derived from government securities increased by 2%, or Ps. 53,147.2 million, given the results from LELIQs of the Central Bank.

Interest on repos increased by 376% or Ps. 338,728.0 million as compared to fiscal year ended December 31, 2022, due to an increase of 302% in average volume and an increase of 11 percentage points in nominal average interest rate.

Interest on loans and other financing increased by 45% or Ps. 768,115.1 million, basically due to an increase in average interest rate and an increase in the average volume of loans to the private sector of 7% in fiscal year 2023 compared to 2022. In fiscal year 2023, the interest on loans represented 46% of total interest income, while in fiscal year 2022 it represented 41%.

The average nominal interest rate for private sector loans and other financing increased by 14.3 basis points (from 41.6% in average in 2022 to 55.9% in average in 2023).

Within commercial loans we observed an increase in interest on overdrafts, in interest on documents and in interest on others, of 121% or Ps. 208,254.8 million and 97% or Ps.168,062.8 million and 112% or Ps. 204,545.6, respectively, in line with the level of economic activity.

Within consumer loans, interest in mortgage loans increased by 24% or Ps.62,428.7 million, and on credit cards increased by 57% or Ps. 157,436.0 million. Conversely, interest on personal loans decreased 12% or Ps.74,074.8 million.

Interest expense

The components of our interest expenses for the years ended December 31, 2023 and 2022 were as follows:

	Year Ended December 31,
	2023(1)	2022(1)
	(in thousands of Pesos)
From deposits
Interest on checking accounts	242,131,030	104,959,889
Interest on saving accounts	39,457,939	25,822,590
Interest on time deposits and investments accounts	3,164,180,264	1,902,829,302
Interest other	30	—
Interest on financing received from Central Bank of Argentina and Other financial institutions	4,636,367	3,430,252
For repo transactions
Other financial institutions	30,211,753	6,616,153
Interest on corporate bonds	3,597,839	2,003,495
Interest on subordinated corporate bonds	30,880,107	31,385,020
Interest on other financial liabilities	15,504,529	5,771,606
Total interest expense	3,530,599,858	2,082,818,307

Notes:-

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2024. See “Presentation of certain financial and other information.”

Interest expense increased by 70% or Ps. 1,447,781.6 million, compared to 2022, due to higher average volume of time deposits and higher interest paid on such deposits.

Interest on deposits represented 98% of total interest expense and increased by 69% or Ps. 1,412,157.5 million, as compared to fiscal year ended December 31, 2022. Interest on time deposits increased by 66% or Ps. 1,261,351 million and interest on demand deposits increased by 115% or Ps. 150,806.5 million. The increase in interest on deposits was mainly due to a higher interest rate for private sector deposits (approximately an increase of 16.1 percentage points).

Additionally, during 2023 the average volume of interest-bearing deposits from private sector increased by 17%, the deposits in Pesos increased by 12% and foreign currency deposits increased by 56%.

Interest for repos transactions grew 357% or Ps. 23,595.6 million. The volume of this transactions increased by 45% and the interest rate increased 75.32 basis points.

Net gain from measurement of financial instruments at fair value through profit or loss

Net gain from measurement of financial instruments at fair value through profit or loss increased by 593% or Ps. 1,815,467.2 million compared to 2022. This increase was due:

(i)	primarily to a higher gain from government securities by Ps. 1,761,169.4 million (basically Argentine government discount bonds in dual currency), and

(ii)

secondary to a higher gains from sales or decreases of financial assets at fair value by Ps. 55,220.9 million (net amount of reclassifications to profit of instruments classified at fair value through other comprehensive income that were derecognized or charged during the fiscal year).

Net Commissions income

The following table provides a breakdown of our commissions income by category for the years ended December 31, 2023 and 2022:

	Year Ended December 31,
	2023(1)	2022(1)
	(in thousands of Pesos)
AFIP & Collection services	1,063,757	1,574,972
Fees charged on deposit accounts	194,080,123	192,142,381
Mutual funds & securities fees	17,511,970	8,568,308
ATM transactions fees	32,139,914	42,717,700
ANSES fees	258,961	539,117
Insurance fees	26,591,082	28,658,748
Corporate services fees	78,849,303	69,153,660
Financial agent fees (Provinces)	27,825,631	28,228,566
Debit card fees	29,733,582	32,264,922
Credit card fees	112,051,201	95,287,763
Credit related fees	14,967,037	12,193,323
Total commissions income	535,072,561	511,329,460

Total commissions expense	(54,318,704)	(50,273,998)

Net commissions income	480,753,857	461,055,462

Notes:-

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2024. See “Presentation of certain financial and other information.”

Net commission income increased 4%, or Ps. 19,698.4 million in 2023, due to an increase in total commissions income by 5% and an increase in total commissions expense by 8%.

Total commissions income increased by 5% or Ps. 23,743.1 million in 2023 compared to fiscal year ended December 31, 2022, primarily due to a 18% or Ps.16,763.4 million increase in fees charged on Credit cards, a 14% or Ps. 9,695.6 million increase in Corporate service fees and a 104% or Ps. 8,943.7 million increase in fees charged on mutual funds and securities fees. Partially offset by a decrease in ATM transaction fees of 25% or Ps. 10,577.8 million. The increase in commissions reflects a slight improvement in economic activity compared to the previous year.

Total commissions expense increased by 8% or Ps. 4,044.7 million compared to fiscal year ended December 31, 2022, due to an 95% or Ps. 1,611.7 million increase in commissions related to trading and foreign exchange transactions and an increase in checkbooks commissions and clearing houses by 13% or Ps. 1,211.6 million.

Other Operating Income

The components of our other operating income for the years ended December 31, 2022 and 2023 were as follows:

	Year ended December 31,
	2023(1)	2022(1)
	(in thousands of Pesos)
Credit and debit cards	19,636,070	12,288,073
Lease of safe deposit boxes	15,083,547	14,533,299
Other service related fees	50,970,654	38,345,610
Other adjustments and interest from other receivables	40,068,162	27,522,855
Sale of property, plant and equipment	360,114	238,866
Others	32,603,890	50,682,564
Other Operating Income	158,722,437	143,611,267

Notes:-

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2024. See “Presentation of certain financial and other information.”

In fiscal year 2023 other operating income totaled Ps. 158,722.4 million and increased 11% or Ps. 15,111.2 million compared to 2022. The increase was attributable to:

a)	Other service related fees: a 33% or Ps. 12,625 million increase in Other service related fees;

b)	Other adjustment and interests from other receivables: a 46% or Ps. 12,545.3 million increase in other adjustment and interests from other receivable; and

c)	Credit and debit cards: a 60% or Ps. 7,348 million increase in fees from credit and debit cards.

The increase was partially offset by decrease in Others: 36% or Ps. 18,078.7 million decrease in Others.

Differences in quoted prices in gold and foreign currency

The components of our difference in quoted prices of gold and foreign currency for the years ended December 31, 2023 and 2022 were as follows:

	Year ended December 31,
	2023(1)	2022(1)
	(in thousands of Pesos)
Difference in quoted prices of gold and foreign currency:
Translation of foreign exchange assets and liabilities to Pesos	1,731,837,635	414,208,319
Income from foreign currency exchange	6,390,817	8,089,137

Differences in quoted prices of gold and foreign currency	1,738,228,452	422,297,456

Notes:-

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2024. See “Presentation of certain financial and other information.”

In fiscal year ended December 31, 2023, the differences in quoted prices of gold and foreign currency totaled Ps. 1,738,228.5 million representing a 312% or Ps. 1,315,931 million increase compared to 2022. This increase was a result of an increase in Translation of foreign exchange assets and liabilities to Pesos by 318% or Ps. 1,317,629.3 million (mainly from government securities). Our average net foreign exchange position increased by around 141%, and the year-over-year change in the exchange rate increased and generated gains in revaluation results with respect to the previous year (the exchange rate (Ps. Per U.S. dollar) increased by 72.4% in 2022 and by 356% in 2023).

Credit loss expense on financial assets

Credit loss expense on financial assets increased 114% or Ps. 53,326.9 million compared to 2022, totaling Ps. 100,103.2 million in 2023. On the one hand, there was a slight deterioration in the quality of the portfolio compared to 2022.

On the other hand, (as explained in note 52.1.4 “Forward-looking allowances based on expert credit judgment” of our consolidated financial statements as of December 31, 2023) our management resolved to record an allowance with expert criteria as a consequence of estimating an incremental effect in the forecasts determined by ECL for the purposes of covering a scenario of uncertainty regarding the impacts that could originate from the change in the economic policy regime, the implementation of a program to adjust macroeconomic imbalances and an inflation stabilization plan. As of December 31, 2023, said allowance based on expert criteria was estimated at Ps.23,906.4 million, while the adjustment that we performed for the uncertainty about conditions of accessing loans to SMEs and Federal Government Securities as of December 31, 2022, was Ps. 12,457.4 million.

Employee benefits and administrative expenses

The components of our employee benefits and administrative expenses for the years ended December 31, 2023 and 2022 were as follows:

	Year ended December 31,
	2023(1)	2022(1)
	(in thousands of Pesos)
Employee benefits	606,491,603	526,490,545
Remunerations	411,256,224	363,338,254
Payroll taxes	103,722,158	89,655,245
Compensation and bonuses to employees	72,630,708	55,032,602
Employee services	18,882,513	18,464,444
Administrative Expenses	357,624,468	265,527,373
Taxes	58,668,491	43,508,078
Maintenance, conservation, and repair	46,692,100	42,291,334
Fees to directors and syndics	58,633,383	13,393,887
Security services	25,912,720	25,511,239
Electricity and communications	22,637,682	23,495,332
Other fees	36,089,688	25,624,090
Leases	1,025,476	1,176,701
Advertising and publicity	20,234,834	16,104,975
Representation, travel, and transportation	6,161,232	4,633,915
Stationery and office supplies	2,329,146	1,843,088
Insurance	2,563,933	2,798,475
Hired administrative services	6,589,047	1,808,612
Other	70,086,736	63,337,647
Total Employee benefits and Administrative Expenses	964,116,071	792,017,918

Notes:-

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2024. See “Presentation of certain financial and other information.”

Employee benefits and administrative expenses increased by 22%, or Ps. 172,098.2 million in 2023.

Employee benefits increased 15% or Ps. 80,001.1 million, due to an increase in remunerations by 13% or Ps. 47,918 million, compensation and bonuses by 32% or Ps. 17,598.1 million and social security contributions of 16% or Ps. 14,066.9 million.

Administrative expenses increased 35% or Ps. 92,097.1 million from the previous year. Within administrative expenses, charges in taxes increased by 35% or Ps. 15,160.4 million, fees to directors and syndics increased by 338% or Ps. 45,239.5 million, other fees increased 41% or Ps. 10,465.6 million and Other increased 11% or Ps. 6,749.1 million.

Other operating expenses

The components of our other operating expenses for the years ended December 31, 2023 and 2022 were as follows:

	Year ended December 31,
	2023(1)	2022(1)
	(in thousands of Pesos)
Turnover tax	414,076,140	280,286,008
Charges for other provisions	19,141,651	16,606,387
Deposit guarantee fund contributions	12,429,670	12,972,877
Donations	2,749,231	2,849,966
Insurance claims	5,596,608	2,956,879
Initial loan recognition	32,313,857	3,833,444
Punitive interests and charges in favor of the BCRA	25,191	2,699
Other	213,278,598	189,491,672

Other Operating Expenses	699,610,946	508,999,932

Notes:-

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2024. See “Presentation of certain financial and other information.”

Other operating expenses increased by 37% or Ps. 190,611 million, mainly due to an increase in turnover tax by 48% or Ps. 133,790.1 million, an increase in initial loans recognition by 743% or Ps. 28,480.4 million and an increase in Other by 13% or Ps. 23,786.9 million.

Loss on net monetary position

Loss on net monetary position in fiscal year 2023 was 84% or Ps.1,298,486.9 million higher than that recorded in 2022, moving from Ps.1,551,819.0 million in 2022 to Ps. 2,850,305.9 million in 2023, as a consequence of the increase of the inflation rate around 116.6 basis points, moving from 94.8% for 2022 to 211.4% for 2023. Moreover, the monetary assets grew approximately by 109% and monetary liabilities increased approximately by 86%, generating a higher revaluation in both items.

It is worth noting that monetary assets generate losses for inflation exposure and monetary liabilities generate gains. The net monetary position is the difference between losses and gains.

Income tax

Income tax increased by 394% or Ps. 490,220.5 million in fiscal year 2023 and the effective income tax rate was 31.1% for 2022 and 32.6% for 2023.

This table shows the reconciliation between income tax and the amounts obtained by applying the current tax rate in Argentina to the income carrying amount:

	Year ended December 31,
	2023(1)	2022(1)
	(in thousands Pesos)
Income carrying amount before income tax	1,883,015,098	401,071,593
Applicable income tax rate	35%	35%
Income tax on income carrying amount	659,055,284	140,375,058
Net permanent differences and other tax effects including the fiscal inflation adjustment	(44,262,691)	(15,803,005)
Total income tax	614,792,593	124,572,053

Notes:-

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2024. See “Presentation of certain financial and other information.”

B.	Liquidity and Capital Resources

Our main source of liquidity consists of deposits, which totaled Ps. 8,422,705.9 million as of December 31, 2024, Ps. 7,339,158.2 million as of December 31, 2023, and Ps. 8,784,496.0 million as of December 31, 2022 .These deposits include deposits generated by our branch network, from institutional, very large corporate clients and from provincial governments for whom we act as financial agent. We consider the deposits generated by our branch network and the provincial deposits to be stable.

Approximately 8% of our total deposits as of December 31, 2024, were derived from the non-financial public sector, in particular as a consequence of our role as financial agent of four provinces. This is an important source of low-cost funding.

Total deposits, which increased in real values 15% in 2024 compared to 2023, represented 81% of our total liabilities as of December 31, 2024. Deposits were used primarily to finance the growth in credit made available to the private sector and the balance was invested in liquid assets. This approach has enabled us to maintain a high liquidity to deposits ratio while we await a return to stronger demand for private sector loans.

As of December 31, 2024, we had liquid assets up to Ps. 6,676,921 million, primarily comprised of cash and due from banks (Ps. 2,690,639 million) and other public securities (Ps. 3,856,991 million). During 2024, the liquidity ratio reached a level of 79% as of December 31, 2024. Our liquidity ratio exceeds the aggregate liquidity ratio of the Argentine financial system as a whole, which it reached 45% at the end of 2024.

With respect to the marketable debt securities issued, during the last three years we placed the unsecured Class E Notes on May 2, 2022, with a nominal value of U.S.$17,000,000 at a fixed annual nominal rate of 1.45%, and the unsecured Class F Notes on October 31, 2023, with a nominal value of U.S.$53,000,000 at a fixed annual nominal rate of 5.00%, maturing on May 2, 2024, and October 31, 2024, respectively. Additionally, the Class B Notes, maturing on May 8, 2022, were fully repaid for an outstanding nominal amount of Ps. 2,889.2 million.

As of December 31, 2024, we had the following Notes outstanding:

(i)

Class A Subordinated Notes issued on November 4, 2016 for a face amount of U.S.$400,000,000 at a fixed rate of 6.643% nominal annual rate, with full repayment at maturity on November 4, 2026. Interest is payable semiannually in arrears.

(ii)

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

We believe that we have adequate working capital to meet our current and reasonably foreseeable needs. As of December 31, 2024, we had excess regulatory capital of Ps. 2,783,665 million. Our excess capital is aimed at supporting growth, and consequently, a higher leverage of our balance sheet.

The following table represents our contractual obligations and commercial commitments, excluding undrawn commitments of credit cards and checking accounts, as of December 31, 2024:

	Maturing
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(In thousands of Pesos)
Contractual Obligations
Financing received from the BCRA and other financial institutions	43,472,692	43,114,971	357,721	—
Issued Corporate Bonds	14,789,758	14,789,758	—	—	—
Subordinates Corporate Bonds	417,675,451	6,353,264	411,322,187	—	—
Other Financial Liabilities	1,017,886,960	1,009,643,848	4,345,130	3,897,982	—
Operating Leases	13,988,634	6,369,176	4,949,265	1,247,770	1,422,423
Total Contractual Obligations	1,507,813,495	1,080,271,017	420,974,303	5,145,752	1,422,423
Commercial Commitments
Lines of Credit	8,795,029	8,795,029	—	—	—
Guarantees	203,803,498	54,315,949	134,102,664	14,445,058	939,827
Standby Letters of Credit	37,609,116	37,609,116	—	—	—
Total Commercial Commitments	250,207,643	100,720,094	134,102,664	14,445,058	939,827

For additional information, please see the tables with the maturity of the contractual future cash flows of the financial liabilities, including interest and charges to be accrued until maturity of the contracts, in note 52.2 to our audited consolidated financial statements as of December 31, 2024, and 2023.

For further information regarding liquidity and capital resources please see note 48 “Corporate Bonds Issuance.” Regarding management and administration guidelines in relation to liquidity risk please see note 52.2 “Capital Management, Corporate Governance Transparency Policy and Risk Management.” Regarding our restricted assets and trust agreements please see notes 44 “Restricted assets” and 45 “Trust activities” to our audited consolidated financial statements as of December 31, 2024, and 2023.

Minimum capital requirements

Our excess capital (representing the amount in excess of minimum reserve requirements of the Central Bank) is as set forth in nominal value in the following table:

	As of December 31,
	2024(1)	2023(1)	2022(1)
	(in thousands of Pesos, except ratios and percentages)
Calculation of excess capital:
Allocated to assets at risk	575,362,395	250,774,061	60,581,111
Market risk	22,474,791	38,334,772	11,708,822
Operational risk	338,401,878	114,387,855	32,771,047
Required minimum capital under Central Bank Rules	936,239,064	403,496,688	105,060,980

Ordinary capital Level 1 (COn1)	3,949,822,677	1,745,360,317	500,503,912
Deductible concepts (COn1)	(312,177,634)	(121,538,185)	(27,620,076)
Additional capital Level 1 (CAn1)	—	14,565	—
Capital Level 2 (COn2)	82,259,254	128,995,282	42,446,596
Total capital under Central Bank Rules	3,719,904,297	1,752,831,979	515,330,432
Excess capital	2,783,665,233	1,349,335,291	410,269,452

Notes:-

(1)	These amounts are not adjusted for inflation.

As of December 31, 2024, we had no material commitments for capital expenditures. We believe that our capital resources are sufficient for our present capital requirements on an individual and a consolidated basis.

Funding

Our principal source of funding is mainly deposits from individuals and corporate clients located in Argentina. Deposits include checking accounts, savings accounts and time deposits. The following table sets forth our sources of funding as of December 31, 2022, 2023 and 2024:

	As of December 31,
	2024	2023(1)	2022(1)
	(in thousands of Pesos)
Deposits
From the non-financial government sector	643,700,325	407,437,205	745,622,053
From the financial sector	12,022,826	43,956,526	11,212,564
From the non-financial private sector and foreign residents
Checking accounts	1,030,745,808	1,109,770,177	1,079,070,084
Savings accounts	3,372,827,117	3,114,085,946	2,846,394,036
Time deposits	2,049,617,546	2,282,679,207	3,858,723,442
Investment accounts(2)	623,032,936	272,672,783	138,911,670
Other(3)	690,759,329	108,556,356	104,562,182
Financing received from the BCRA and other financial institutions
Central Bank	171,142	187,709	315,046
Banks and international institutions	43,201,108	33,478,120	16,259,152
Financing received from Argentine financial entities	100,442	9,449,214	35,583
Other Financial Liabilities	1,031,875,594	815,507,243	916,098,233
Issued Corporate Bonds	14,789,758	128,184,411	18,415,072
Subordinated Corporate Bonds	417,675,451	714,760,748	489,135,924
Shareholders’ equity	4,050,712,602	4,439,622,879	3,473,590,899
Total funding	13,981,231,984	13,480,348,524	13,698,345,940

Notes:-

(1)	Figures adjusted for inflation as of December 31, 2024. See “Presentation of certain financial and other information.”
(2)	Time deposit payable at the option of the depositor.
(3)	Includes, among others, expired time deposits and judicial deposits.

Critical accounting policies

Our audited consolidated financial statements are prepared in accordance with IFRS Accounting Standards as issued by the IASB. The preparation of our consolidated financial statements require management to make, in certain cases, estimates and assumptions to determine the book value of assets and liabilities, income, expenses and contingencies. Our financial position and results of operations are based on the best estimate regarding the probability of occurrence of different future events and, thereof, the final amount may differ from such estimates, which may have a positive or negative impact on future years.

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

On June 16, 2021, through Decree 387/2021, was issued the Law 27630 which established, for fiscal years beginning on January 1, 2021, included, a progressive tax rates scheme of 25%, 30% and 35% which will be applied, on a progressively basis, to the taxable accumulated net profit at the end of each the fiscal year. Significant matters related to the tax reform are discussed in notes 3.14 and 29 to our audited consolidated financial statements as of December 31, 2024 and 2023.

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

There were no unrecognized tax benefits as of December 31, 2024, and 2023.

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

Impairment of financial assets

The expected credit losses (ECL) allowance is a forward-looking approach which is based on the credit losses expected to arise over the life of the financial asset (the lifetime expected credit loss), unless there has been no significant increase in credit risk since origination, in which case, the allowance is based on the 12 months expected credit loss. We are required to record an allowance for ECL for all loans and other financing, other debt financial assets not held at Fair Value through Profit or Loss (FVPL) and other financial assets, together with loan commitments and financial guarantee contracts. Inherent in any ECL model is the estimate of the probability that a financial asset will default (probability of default, or PD), the estimate of the loss we expect to experience upon a default, expressed as a percentage of financial asset amount (loss given default, or LGD) and the drawn exposure at the time of default (EAD). When our management considers that it is needed, we use an expert credit judgment (ECJ) overlay to reflect factors not captured in the results produced by the ECL models, such as market or economic disruptive events.

Considering that the measurement of ECL is based not only on relevant information about past events, including historical experience, and current conditions, but also on reasonable and supportable forecasts that affect the collectability of the reported amount, our management developed assumptions and estimations for its calculation. For further detail regarding our impairment method and its quantitative impact, see also note 3.2.4. and note 52.1 to our audited consolidated financial statements for the years ended December 31, 2024 and 2023.

Business combinations

Business combinations are accounted for using the acquisition method when we take effective control of the acquired company. We recognize in our financial statements the acquired identifiable assets, the assumed liabilities, any non-controlling interest and goodwill according to IFRS 3, if any. The acquisition cost is measured as the aggregate of the transferred consideration, measured at fair value on that date, and the amount of any non-controlling interest in the acquiree. Goodwill is measured at cost, as excess of the transferred consideration regarding our acquired identifiable assets and net assumed liabilities. If the fair value of the net assets acquired is higher than the consideration paid, we reassess whether we have properly identified all the assets acquired and all the liabilities assumed and review the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of the net assets acquired in comparison to the consideration paid, then the gain is recognized in the consolidated statement of income. As described in note 14.2 of the consolidated financial statements as of December 31, 2023 and 2022, we completed the acquisition of Banco BMA SAU (formerly known as Banco Itaú Argentina SA), BMA Asset Management SA (formerly known Itaú Asset Management SA) and BMA Valores SA (formerly known as Itaú Valores SA) during the year ended December 31, 2023 for a total aggregated purchase consideration of U.S.$50,000 thousand plus an additional amount resulting from the adjustment of the result obtained by acquired entities between April 1, 2023 and the closing date established in the purchase contract, which was agreed between the parties in the month of May 2024 for an amount of U.S.$7,564,706. Therefore, in accordance with IFRS 3, retrospective adjustments amounted to Ps.11,520.2 million were made in the Statement of financial position as of December 31, 2023 and Statement of financial income for the year then ended, increasing “other non-financial liabilities” and decreasing “income / (loss) from associates and joint ventures.”

The business combination was accounted for using the “acquisition method” set forth in IFRS 3. As a result of the application of such method, we consider that the consideration transferred is lower than the fair value of the assets acquired, and liabilities assumed at the acquisition date. We reassessed whether it has properly identified all the assets acquired and all the liabilities assumed and reviewed the procedures used to measure the amounts to be recognized at the acquisition date. After the reassessment there was still an excess of the fair value of the net assets acquired in comparison to the consideration paid. Therefore, we recognized a gain from bargain purchase amounting to Ps. 329,863.7 million in the consolidated statement of income for the year ended December 31, 2023.

C.	Research and Development

We incur research and development expenses in connection with information technology projects. The amount spent during each of the last three years was not material. We plan infrastructure development (processing, telecommunications, Internet, information security) based upon present and projected future demand of such services. See “Item 4. Information on the Bank—Business Overview—Technology.”

D.	Trend Information

We believe that the macroeconomic environment and the following trends in the Argentine financial system and in our business have affected and will, for the foreseeable future, continue to affect our results of operations and profitability. Our continued success and ability to provide value to our shareholders will depend, among other factors, upon the economic growth of the Argentine economy and the related growth of the private sector lending. For information regarding the macroeconomic environment see “Item 5.A. Operating Results.”

Principal Trends Related to Argentina

In 2025 we expect economic variables to continue to normalize and some pickup in the level of activity it is expected that there will continue to be adjustments in transportation, electricity, gas, prepaid medicine and other regulated prices that had been lagging behind those of non-regulated goods and services. Market expectations surveyed by the Central Bank indicate that inflation in 2025 would be lower than in 2024, with a downward trend in the following months.

According to the Central Bank’s survey, it is expected that during 2025 the activity level will grow (o expand) by 4.6%. This increase would be driven by the agricultural activity which, at least in terms of gross harvest, is expected to continue to be very robust. In addition, this scenario suggests that goods producers could have a better year than the service sectors.

In addition, the government is currently working on an agreement with the International Monetary Fund to recover the previously agreed program with new targets adjusted to the current economic conditions and the economic policy of the new administration. The economic agents’ and the general population’s expectations will generally be focused on the performance of the stabilization plan. Its success will be reflected in the recovery of international reserves and the fulfillment of the fiscal plan, which by the end of 2025 is expected to result in a primary surplus of one point of GDP.

Moreover, government will continue to push for a list of public companies that may be privatized, a series of deregulation and bureaucratization measures and other structural reforms aimed at reducing production costs, especially tax and labor costs for companies, thereby improving formal employment and workers’ purchasing power, and lowering transaction costs for consumers. Not all stakeholders support these initiatives, so that the management of consensus to approve and implement them implies that the economic and political situation during 2025 will continue to be very dynamic and challenging for the government.

Principal Trends Related to Argentine Financial System

When evaluating the potential vulnerabilities of the financial system along with its strengths, during 2024 there were no significant changes with respect to 2023, with an increase in coverage levels being a notable development. It is expected that, should an adverse scenario materialize, it is anticipated that a systemic response will be sustained, characterized by a high degree of resilience.

At the same time, the level of irregularity in the loan portfolio and other financing to the private sector reached 1.6%, a 2.1% decrease compared to the previous year. The potential materialization of certain risk factors mentioned in this annual report could impact the payment capacity of debtors, generating a certain degree of stress on the aggregate balance sheet of the financial system. However, in general terms, financial institutions maintain comfortable and growing levels of provisions and capital to face possible stress situations.

The performance of financial intermediation activity continues to be a potential source of vulnerability for financial institutions. In this context, during 2024, the Central Bank’s credit policy focused on supporting the neediest sectors, by promoting financing on affordable terms for SMEs through the SME Productive Investment Financing Line (Financiamiento para la Inversión Productiva de PYMEs, or “LFIP”). Looking ahead to 2025, there is room for intermediation activity with the private sector to continue to gain momentum, based on higher levels of economic activity, lower interest rates as monthly inflation declines, certain stability in foreign exchange matters and higher levels of savings in local currency, especially due to the dynamism of traditional time deposits and the elimination of certain regulations (minimum rate for time deposits) by the Central Bank.

A possible scenario of greater volatility in the financial markets or an economic performance below expectations could generate changes in the level or composition of deposits and present challenges for the financial system. To mitigate these possible effects, the group of entities maintains ample liquidity coverage.

At the end of 2024, the aggregate financial system continued to show high liquidity levels, although lower than the previous year as a consequence of new credit dynamics and increased loan demand. The sector’s broad liquid assets accounted for 45.2% of deposits in December, 3.2% lower than the previous month’s figure and 30.8% lower in the year-on-year comparison.

The Argentine financial system continues to show a significant degree of soundness, backed by high levels of solvency, liquidity and coverage margins, which would allow it to act resiliently in the event of a possible stress situation that may arise from the materialization of the identified risk factors.

During 2024, the sector’s aggregate solvency indicators remained high, though lower than the previous year, in a context of increasing loan origination and lower exposure to government securities (which have a 0% risk weighting). The financial entities collectively integrated capital for the equivalent of 30.2% of risk-weighted assets at the end of 2024, a 2.3% decrease from 2023. As of December 31, 2024, the capital position of the financial system totaled 279% of the requirement (28% below the previous year).

The financial system closed 2024 with comprehensive net income in homogeneous currency equivalent to 4.1% of assets (ROA) and 15.8% of equity (ROE), lower than the previous year. For 2025, the central objective of the monetary program is to continue to run a surplus, no fiscal deficit and avoidance of monetary issuance for its financing. Other key objectives continue to be the elimination of regulations and restrictions and the correction of relative prices, and the removal of all foreign exchange controls. The aim is to restore the level of international reserves through the normalization of foreign trade flows.

For more information on risks, see “Risk Factors—Risks related to the Argentine financial system.”

Principal Trends Related to Our Business

For 2025, we estimate that loans will grow above inflation levels, while deposits will grow at the pace of inflation and margins are expected to remain stable or decrease slightly as a result of the Central Bank’s rate reductions and increased competition for time deposits. In addition, efficiency defined as expenses over net financial income and commissions is expected to remain stable or improve marginally.

From a portfolio quality perspective, the current political and economic climate, suggests that a sharp devaluation of the currency would lead to an acceleration of the monthly inflation, which so far has been on a downward trend, and would have an unfavorable impact on people’s ability to pay, cause a loss of purchasing power and possibly a decrease in economic activity for SMEs. As a result, a deterioration in the credit quality of the portfolio would deteriorate, leading to an increase in delinquency levels. In this context, a rise in loan loss provisions would be expected, along with a corresponding increase in the recognition of ECL.

The Argentine Financial System

The Argentine financial system has maintained a consistent positive trend in the last years with our performance improving accordingly, as evidenced by the following indicators:

	As of December 31,
	2024	2023(1)	2022(1)
	(In millions of Pesos)
Financial System (Central Bank Rules)
Total loans	76,189,708	22,688,612	8,952,259
Total deposits	136,738,957	62,785,946	23,261,846
Banco Macro (Central Bank Rules)
Total loans	5,896,262	1,868,548	606,546
Total deposits	8,422,706	3,370,241	1,295,395

Notes:-

(1)	Figures detailed in the table above have not been adjusted for inflation nor restated for the changes in the general purchasing power of the Peso as established by IAS 29.

Source: Central Bank for Financial System.

Total loans in the financial system increased in nominal values by 236% in 2024, and amounted to Ps. 76,189,708 million as of December 31, 2024, driven by private sector loans. Our portfolio shows the same trend in nominal value that the financial system as a whole, increasing 216% year-over-year in nominal values.

Total deposits in the financial system increased in nominal values by 118% in 2024, driven by a significant increase in private sector deposits and a lesser increase of public sector deposits. Private sector deposits increased by 116% in 2024, amounting to Ps. 111,268,068 million as of December 31, 2024 and public sector deposits increased by 147% in 2024, amounting to Ps. 23,399,795 million. Our portfolio shows the same trend that the financial system as a whole but at a higher growth rate, achieving a 150% grow year-over-year in nominal values.

Private sector loans

In 2024, loans to the private sector grew 236% in nominal values for the financial system as a whole. This trend was also reflected in the evolution of our portfolio. Our private sector loan portfolio increased also 211% in nominal value compared to the balance as of December 31, 2023, as shown in the following table:

	As of December 31,
	2024	2023(1)	2022(1)
	(In millions of Pesos)
Financial System (Central Bank Rules)
Private sector loans	73,503,807	21,888,711	8,643,518
Banco Macro (Central Bank Rules)
Private sector loans	5,766,322	1,855,370	603,906

Notes:-

(1)	Figures detailed in the table above have not been adjusted for inflation nor restated for the changes in the general purchasing power of the Peso as established by IAS 29.

Source: Central Bank for Financial System.

Asset Quality

Throughout 2024, the non-performing ratio of credit to the private sector decreased month by month, with a slight increase recorded in December.

The financial system as a whole ended the year with a non-performing ratio of 1.6%, marking a year-over-year reduction of 200 basis points and remaining low with respect to the values observed in other economies of the region and emerging economies. Regarding the coverage ratio, the provisioning levels of the financial system continue to be high closing the year with a coverage ratio of 161%.

In our case, we observed the same level of non-performing to the previous year, lower than that of the financial system, and a decrease in the coverage ratio reaching a level of 159%, continuing to be above the level of the system as a whole.

The table below reflects our asset quality and that of the financial system as of December 31, 2024, 2023 and 2022:

	As of December 31,
	2024	2023	2022
Financial System (Central Bank Rules)
Non-performing lending ratio(1)	1.6%	3.5%	3.1%
Coverage ratio(2)	161%	140%	128%
Banco Macro (Central Bank Rules)
Non-performing lending ratio(1)	1.3%	1.3%	1.3%
Coverage ratio(2)	159%	201%	142%

Notes:-

(1)

Non-performing lending includes all lending to borrowers classified as “3—troubled/medium risk,” “4—with high risk of insolvency/high risk,” “5—irrecoverable” and “6—irrecoverable according to Central Bank Rules” under the Central Bank loan classification system.

(2)	Allowances for un-collectability risk as a percentage of non-performing credit portfolio.

Source: Central Bank for Financial System.

Profitability

In 2024 the profitability of the financial system increased approximately by 138% in nominal values, achieving a total of Ps. 10,489,098 million as of December 31, 2024 representing a 4.1% return on average assets and 15.8% on average equity. The year-on-year increase in profitability was driven by higher income from adjustments related to CER and CVS clauses. These effects were partially offset by increased losses from monetary results.

The table below reflects our profitability and that of the financial system as of December 31, 2024, 2023 and 2022:

	As of December 31,
	2024	2023(1)	2022(1)
Financial System (Central Bank Rules)
Total income (in millions of Pesos)	10,489,098	4,401,771	631,214
Return on average equity	15.8%	27.6%	10.9%
Return on average assets	4.1%	5.4%	1.9%
Banco Macro (Central Bank Rules)
Total income (in millions of Pesos)	325,132	587,655	43,046
Return on average equity	7.5%	33.2%	9.7%
Return on average assets	2.4%	8.7%	2.3%

Notes:-

(1)	Figures detailed in the table above have not been adjusted for inflation nor restated for the changes in the general purchasing power of the Peso as established by IAS 29.

Source: Central Bank for Financial System.

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

Perspectives for 2025

After an aggressive fiscal and exchange rate adjustment, Argentina’s economy shows signs of stabilization towards the end of 2024. The national public sector recorded a fiscal surplus for the first time since 2008.

Monthly inflation closed the year at 2.7%, the lowest rate in over four years. Most private projections expect annual inflation between 20% and 40% in 2025, still high compared to the region but unprecedented in Argentina since the 2018 currency crisis. Economic activity is on a recovery path, though highly heterogeneous, with month-to-month advances and setbacks. The expectation is for GDP growth of 5.5% in 2025, driven by greater financial stability, expanded credit, wage recovery, and a statistical carryover of 3.2 points.

In addition to disinflation, another key achievement of the new government in its first year has been exchange rate stability. The Central Bank maintained most of the foreign exchange controls inherited from the previous government, with some flexibilization for foreign trade. This allowed for a monthly devaluation rate of 2%, which decreased to 1% in February 2025, using the official exchange rate as an anti-inflation anchor. However, the government was also successful in stabilizing exchange rates in unofficial markets. The “contado con liquidación” exchange rate went from 989 Pesos in December 2023 to 1,189 Pesos in December 2024, though it reached 1,429 Pesos in July. This stability was the result of a combination of temporary factors, such as the U.S. dollar supply from the amnesty, the “dollar blend,” and specific bond market conditions. More permanently, it also reflected the consolidation of positive economic expectations among economic actors and the general public.

A next step is the complete removal of exchange controls. Throughout the year, the government outlined conditions that must be met before lifting controls, in line with the objectives of not disrupting the disinflation process and reducing financial volatility. Although there has been little progress on exchange controls, the government is pursuing an ambitious deregulation agenda in other areas, such as eliminating tariff and non-tariff barriers to foreign trade and simplifying bureaucratic regulations.

Another contentious issue is the exchange rate appreciation in relation to internal prices. While it is questionable to define a real equilibrium exchange rate based on a past level, as it depends on a set of factors that may operate in different directions, the official exchange rate has reached its highest appreciation since 2015, only 15% above the levels of the end of the Convertibility period. The government argues that tax cuts and reforms will boost productivity, which, along with inflows of foreign currency from growing sectors like hydrocarbons and mining, will allow the real exchange rate to be maintained.

Nevertheless, a timing issue persists. Some sectors, such as tourism, certain regional economies, and producers of internationally traded goods, will feel the impact of a “strong Peso” unless tax and regulatory pressures are reduced quickly and productivity improves. Additionally, currency devaluation in key trading partners like Brazil, Chile, and the European Union, in response to the new U.S. administration’s proposals, exacerbates the Peso’s loss of competitiveness in the short term, making it essential to maintain a solid fiscal surplus and financing flows to avoid delaying the recovery of economic activity, employment, and real wages in a context of increased Central Bank international reserves.

Finally, on April 11, 2025, the IMF Executive Board approved, within the framework of the Extended Fund Facility (EFF) with Argentina, an agreement which matures in 10 years (with a grace period of four and a half years) and for a total amount of approximately U.S.$20 billion and an interest rate of 5.63% per annum. In addition, the IMF’s Executive Board authorized, within the framework of the aforementioned agreement, an immediate initial disbursement of U.S.$12 billion and an additional disbursement of U.S.$2 billion scheduled for June 2025. These funds will be used, among others, to refinance liabilities, including non-transferable treasury bills and amounts outstanding under the current EFF. The agreement will have an annual interest rate of 5.63%. Furthermore, the reduction of the country risk index from 1,907 to 635 basis points throughout 2024 opens the possibility of returning to voluntary credit markets at reasonable costs.

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

Board of Directors

The following table sets forth certain relevant information of the members of our board as of the date of this annual report:

Name	Position	Age	Year First Appointed as Director	Year of Expiration of Term(3)
Jorge Pablo Brito	Chairman	45	2002	2027
Carlos Alberto Giovanelli	Vice Chairman	67	2016	2027
Nelson Damián Pozzoli	Director	58	2016	2027
Fabián Alejandro de Paul(1)	Director	61	2019	2027
Agustín Mariano Álvarez(1)(2)	Director	39	2025	2027
Constanza Brito	Director	43	2007	2026
Mario Luis Vicens(1)	Director	73	2016	2026
Sebastian Palla(1)	Director	50	2021	2026
José Alfredo Sánchez	Director	68	2016	2026
Daniela Anahí Rivarola Meilán(1)(2)	Director	27	2025	2026
Delfín Federico Ezequiel Carballo	Director	40	2015	2025
Marcos Brito	Director	42	2007	2025
Guido Agustín Gallino(1)(2)	Director	37	2023	2025
Santiago Horacio Seeber	Alternate Director	47	2012	2027
Juan Ignacio Catalano	Alternate Director	41	2024	2027
Lucas Matías Gregorio(1)(2)	Alternate Director	39	2025	2027

Notes:-

(1)	Independent directors in accordance with the rules of the CNV. See “Item 16G Corporate Governance—Comparison of Argentine Corporate Governance Practices and NYSE Rules.”
(2)	Proposed by ANSES-FGS.
(3)

Notwithstanding the expiration of their current mandate, and in accordance with the provisions of Article 257 of the Argentine Corporate Law, the Directors shall remain in their positions until replaced.

The following family relationships currently exist within our Board of Directors:

(i)	Constanza Brito, Jorge Pablo Brito and Marcos Brito are siblings; and

(ii)	Delfín Federico Ezequiel Carballo and Jorge Pablo Brito, Marcos Brito and Constanza Brito are cousins.

Jorge Pablo Brito was born on June 29, 1979. Mr. Brito is the Chairman of our Board of Directors since March 15, 2023. Previously he was the Vice Chairman of our Board since November 30, 2020, Director since April 30, 2020 until November 30, 2020 and the vice chairman of our board since April 27, 2018 until April 30, 2020. He has been a member of our Board of Directors since 2002 and our Chief Financial Officer since April 16, 2012 until November 8, 2017. He also serves as chairman of the Board of Directors of BMA Valores S.A. and Fiduciaria JHB S.A., as Vice-Chairman of Inversora Juramento S.A. and as incumbent director of Genneia S.A.

Carlos Alberto Giovanelli was born on April 6, 1957. He is a Vice Chairman of our Board of Directors since March 15, 2023 and he has been a member of our Board since April 26, 2016. In the financial sector, he worked as Deputy Credit Manager (1980-1983), Branch Deputy Manager (1983-1986), Credit Officer (1986-1989) and Deputy Commercial Manager (1991-1997) of La Sucursal de Citibank N.A., established in Argentina. He was Vice President of Investment Banking in Citibank, N.A. (1989-1991) and Vice President of Planning in La Sucursal de Citibank N.A., established in Argentina (1997-2002). He also held the position of Vice Chairman of Banco BMA S.A.U, (2023-2024), Deputy Chairman of Asociación de Bancos (2001-2002) and incumbent director of Banco Patagonia S.A. (2007-2016). Mr. Giovanelli also serves as chairman of Havanna S.A, and Inverlat Investments S.A. He is also Vice-Chairman of BMA Valores S.A., Impresora Contable S.A, Havanna Holding S.A., Desarrollo Epsilon S.A. and Aspro Servicios Petroleros S.A.

Nelson Damián Pozzoli was born on May 6, 1966. He has been a member of our Board of Directors since April 26, 2016. Mr. Pozzoli holds a degree in public accounting from Universidad Católica Argentina. In the financial sector, he was Director of La Sucursal de Citibank N.A., established in the República Argentina (1989-1992), Head of Capital Markets (1992-1994) and Corporate Banking Manager (1996-1997) of ABN AMRO Bank Argentina, Head of Equity (LATAM origination) of ABN AMRO Netherlands (1994- 1995) and Corporate Banking Manager of ABN AMRO Bank USA (1995- 1996). He also held the position of Director of Banco Liniers Sudamericano (1997-1998), Investment Banking Manager of the Bankers Trust (1997- 1999) and worked for the Chase Manhattan Bank and the First National Bank of Chicago from 1998 to 1999. He was also General Manager of Deutsche Bank Argentina (1999-2003). He also serves as chairman of Aspro Servicios Petroleros S.A. He is also Vice-Chairman of Inverlat Investments S.A. and he is incumbent director of Macro Bank Limited, Impresora Contable S.A., Desarrollo Epsilon S.A. and Cablevisión Holding S.A. Furthermore, he serves as alternate Director of Havanna S.A. and Havanna Holding S.A.

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

Agustín Mariano Álvarez was born on January 25, 1985. Mr. Álvarez was appointed as a Director on April 4, 2025, as the representative of ANSES-FGS. He holds a degree in Economics from the University of Buenos Aires and a Diploma in Wealth Planning from Universidad del CEMA. Mr. Álvarez is a CFA Charterholder and is registered with the CNV as a qualified capital markets professional (idóneo). He is currently the Co-Founder and President of Bullhaus S.A., a Global Investment Advisory Agent (agente asesor global de inversiones), where he leads the firm’s investment management and financial planning services.

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

José Alfredo Sanchez was born on January 27, 1956. He was appointed as Director on April 25, 2023 and previously he has been a member of our Board from 2016 through 2019. Additionally, he was Director of Banco BMA S.A.U. from November 3, 2023 to November 14, 2024. Mr. Sanchez holds an actuary degree from Universidad de Buenos Aires, he graduated with a Gold Medal from Colegio de Graduados de Ciencias Económicas (1979) and holds a master´s degree in of Business Administration (M.B.A.) specialized in international business and finance from Chicago University, Dean’s Honor List (1983). In the financial industry, he was a Trainee in Citibank N.A. Argentina (1983-1986), Vice President of Citibank N.A. USA (1987-1988), Vice President of Banque Nationale de Paris USA (1988-1990), Investment Banking Responsible Officer of Banque Nationale de Paris Argentina (1990-1998), Assistant Director in West Merchant Bank LTD (representation office in Argentina) (1998), consultant of Banco Comafi S.A. (1998-1999), Director of Comafi Soc. Gte. Fondo Común de Inversión (1999-2001), Investment Banking Responsible Officer of Banco Comafi S.A. (2000-2001), Incumbent Director of Banco Comafi S.A. (2002-2006), Seconded Director of Banco Comafi S.A. (2014-2016), Alternate Director of Banco del Tucumán S.A. (2000-2001), Incumbent Director of The Capita Corporation (2004-2006), Incumbent Director of MBA Asset Management S.G.F.C.I.S.A. (2008-2010), Incumbent Director of MBA Lazard Soc. de Bolsa S.A. (2008-2014), Incumbent Director of MBA Lazard Banco de Inversiones S.A. (2010-2014) and Alternate Director of MBA Lazard Holdings S.A. (2010-2011). He also served as director of Macro Securities S.A. (2016-2019), Argencontrol S.A. (2017-2019), Mercado Abierto Electrónico S.A. (2017-2019) and Camuzzi Gas Pampeana and Camuzzi Gas del Sur (2020-2023). Mr. Sánchez is manager and controlling partner of Del San S.R.L., a company dedicated to the cattle breeding business in Entre Ríos, Republic of Argentina, and is a director of A3 Mercados S.A.

Daniela Anahí Rivarola Meilán was born on August 24, 1996. She was appointed as a Director on April 4, 2025, as the representative of ANSES-FGS. Ms. Rivarola Meilán holds a law degree from the University of Buenos Aires and a bachelor’s degree in International Relations from the University of El Salvador. She currently serves as Head of Business Development at Decrypto.la. Ms. Rivarola Meilán has a strong track record in business development, commercial strategy, and institutional relations within the financial and technology sectors. She has led regional expansion initiatives and strategic partnerships, holding key positions at companies involved in digital assets, financial technology, and consulting.

Delfín Federico Ezequiel Carballo was born on July 4, 1984. He has been a member of our Board of Directors since April 26, 2016, and previously served on our Board from 2009 through 2011. He holds a degree in business economics from Universidad Torcuato Di Tella. Mr. Carballo also serves as incumbent director of Colbrey S.A., Milsbor Corporation S.A., Havanna S.A. and Havanna Holding S.A. and as alternate director of Genneia S.A. Previously, he served as vice chairman of Argenpay S.A.U. and Santa Genoveva S.A.

Marcos Brito was born on October 5, 1982. He was appointed as Director on April 21, 2009 and previously served as an alternate director of the Bank from April through July 2021, as a director from April 2009 through April 2020, and as an alternate director from November 2007 through April 2009. He joined us in October 2005. Mr. Brito holds a degree in Business Economics from Universidad Torcuato Di Tella. Additionally, he is Chairman of Macro Agro S.A.U. and Macro Fiducia S.A.U, Vice-Chairman of Vizora Desarrollos Inmobiliarios S.A., and Director of Inversora Juramento S.A. He also serves as a director of Fiduciaria JHB S.A. and as an alternate director of Genneia S.A. Previously, he served as a director of Nuevo Banco Bisel S.A. from November 2007 to August 2009, as a director of Banco Privado de Inversiones S.A. from September 2010 to December 2013, as an alternate director of Banco del Tucumán S.A. from January 2014 to December 2018, as chairman of Argenpay S.A.U. (2019-2022), and as chairman of Banco BMA S.A.U. from November 2023 to November 2024.

Guido Agustín Gallino was born on March 16, 1988. He was appointed as a regular director on April 4, 2025. Previously, he held the position of regular director to fill a vacancy since May 14, 2024, and served as an alternate director since April 25, 2023, representing ANSES-FGS. Mr. Gallino holds a law degree from the Universidad de Buenos Aires and a diploma in Family Law from the Universidad Austral Argentina. He serves as Legal Coordinator of Financial and Diversified Entities (DGAS/FGS-ANSeS) since August 2022.

Santiago Horacio Seeber was born on March 27, 1977. Mr. Seeber was appointed as alternate director on April 29, 2022 and previously was appointed as director from November 30, 2020 through April 29, 2022 and he has been an alternate member since 2018 to 2020 and since 2012 to 2016. Mr. Seeber served in different positions in the Bank since November 2002. He also serves as chairman of the Board of Directors of LAB Real Estate S.A., Bricsa Holding S.A., New Lines S.A., MediaInvest S.A. and Hangar NB S.A., as vice-chairman of Anglia S.A. and as director of Inversora Juramento S.A.

Juan Ignacio Catalano was born on January 25, 1984. He was appointed as alternate director on April 12, 2024. Mr. Catalano holds a degree in Business Economics from Universidad Torcuato Di Tella and a Postgraduate Degree in Finance from Universidad Católica Argentina. Previously, he held different positions at Macro Securities SAU from 2009 to 2018.

Lucas Matías Gregorio was born on October 1, 1984. Mr. Gregorio was appointed as Alternate Director on April 4, 2025, as the representative of ANSES-FGS. He holds a bachelor’s degree in Business Administration and a Master’s in Finance, both from Universidad Católica Argentina (UCA). Mr. Gregorio is a Partner and Co-Founder of Xeibo, an investment and advisory firm focused on emerging markets. He previously served as Chief Financial Officer (CFO) at Stoneway Capital Corporation, an investment firm with a portfolio in energy generation and infrastructure projects across emerging markets. He also held senior positions in the financial sector at leading institutions such as Puente Hermanos and Banco Comafi.

Senior Management

Our senior management oversees our day-to-day operations to ensure that our overall strategic objectives are being implemented. The actual composition is a deputy general manager that reports to the Board of Directors and Senior managers that report to the general manager. In addition, we have, among others the following committees comprised of different directors and senior management:

•	internal audit committee,

•	technology governance and information security committee,

•	senior credit committee,

•	assets and liabilities committee,

•	asset laundering and terrorist financing prevention committee,

•	senior recovery committee;

•	risk management committee,

•	ethics and compliance committee,

•	corporate governance and appointments committee,

•	personnel incentives committee, and

•	financial services users protection committee

The following table sets forth certain relevant information on our executive officers and our senior management, of the date of this annual report:

Name	Position	Age
Juan Martín Parma	Chief Executive Officer	52
Jorge Francisco Scarinci	Chief Financial Officer and Finance Manager	54
Gerardo Adrián Álvarez	Operations and Compliance Manager	55
Marcelo Agustín Devoto	Investment Banking Manager	48
Ana María Magdalena Marcet	Credit Risk Manager	64
Brian Anthony	Transformation Manager	51
Juan Domingo Mazzon	Government Banking and Management Control Manager	50
Ernesto Eduardo Medina	Systems and Technology Manager	58
Francisco Muro	Distribution and Sales Manager	52
Adrián Mariano Scosceria	Corporate Banking Manager	59

Set forth below are brief biographical descriptions of members of our directors and our senior management:

Juan Martín Parma was born on March 9, 1973. Mr. Parma was appointed as our Chief Executive Officer effective April 1, 2025. He is a member of the Assets and Liabilities Committee, the Risk Management Committee, the Senior Credit Committee and the Technology Governance and Information Security Committee. Mr. Parma holds a Bachelor’s degree in Business Administration from the University of La Plata and has completed a Master’s degree in Banking Management at the Center for Macroeconomic Studies (CEMA), as well as various international leadership programs in Singapore, France, and the United States. Mr. Parma has built a distinguished international career in the financial sector, with over 28 years of experience in executive leadership positions at financial institutions across multiple countries.

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

Gerardo Adrián Álvarez was born on December 13, 1969. He has been the Operations and Compliance Manager since May 2024, including prior management responsibilities for Human Resources since October 2020 and our Administration Manager since April 2010. Mr. Alvarez holds a law degree from the Instituto Universitario Policía Federal Argentina and a post-graduate degree in Money Laundering from Universidad Torcuato Di Tella. He has been with us since January 2006.

Marcelo Agustín Devoto was born on April 11, 1976. He is our Investment Banking Manager since May 2015. Mr. Devoto holds a degree in Business Management from Universidad Católica Argentina and a post-graduate degree in Finance from Universidad Torcuato Di Tella. He joined us in December 2000. He also serves as chairman of Macro Bank Limited, as vice chairman of Macro Securities S.A.U., as director of Macro Fiducia S.A.U. and alternate member of the administrative council of Fintech S.G.R. and Alianza S.G.R.

Ana María Magdalena Marcet was born on February 24, 1961. She is our Credit Risk Manager since January 2002 and a member of the Senior Credit Committee, the Risk Management Committee and the Senior Recovery Committee. Mrs. Marcet holds a degree in Public Accounting, Economics and Business Management from Universidad de Buenos Aires and a master’s degree in Bank Management from Universidad del CEMA. Mrs. Marcet joined us in December 1996. She also serves as member of the administrative council of Fintech SGR and Alianza S.G.R., and as director of Macro Warrants S.A. and Finova S.A.

Brian Anthony was born on April 17, 1973. He is our Transformation Manager and member of the Assets and Liabilities Committee. Mr. Anthony has held various positions in the bank in the past, such as Manager of Distribution and Sales, Human Resources, Management Control, Strategic Planning and Manager of Commercial Banking. Mr. Anthony holds a bachelor’s degree in business administration from CAECE University. He also serves as chairman of Argenpay S.A.U., as director of COELSA S.A. and as alternate director of Play Digital S.A.

Juan Domingo Mazzon was born on April 14, 1974. He is our Manager of Government Banking and Management Control since August 2019 and member of the Assets and Liabilities Committee and the Technology Governance and Information Security Committee. Mr. Juan Mazzon holds a degree in Public Accounting from Universidad Argentina de la Empresa (UADE) and holds an MBA from Vanderbilt University (USA). Mr. Mazzon joined us in October 2017.

Ernesto Eduardo Medina was born on January 9, 1967. He is our Systems and Technology Manager since August 2020 and has been our Human Resources Manager since October 2016. He is a member of the Technology Governance and Information Security Committee and the Risk Management Committee. Mr. Medina holds degrees in Public Accounting and Business Management from Universidad de Buenos Aires. He also has a degree in computer science from Universidad de Buenos Aires and a Psychology degree from Universidad de Ciencias Empresariales y Sociales. He holds two master’s degree in Renewable Energies and Environment Management, both from Universidad de Cádiz and a master’s degree in clinical Neuropsychology from Universidad Europea Miguel Cervantes. Mr. Medina joined us in February 1989.

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

The aggregate amount of compensation to all directors, alternate directors and members of supervisory committee for fiscal year 2024 was Ps. 18,437.2 million. The aggregate nominal amount of compensation paid by Banco Macro to its senior management during 2024 was Ps. 6,130.1 million, including salaries and bonuses. Neither we nor any of our subsidiaries have entered into any agreement that provides for any benefit or compensation to any director after the expiration of his term or upon his retirement.

On November 28, 2023, our Nominating and Corporate Governance Committee approved a new clawback policy (the “Clawback Policy”) in accordance with the listing requirements of the NYSE. Subsequently, the Board of Directors took notice of the committee’s minutes and the approval of the policy on December 13, 2023. The Clawback Policy, which became effective immediately, provides for the recovery of erroneously awarded incentive-based compensation received by current and former executive officers in connection with a financial restatement. The policy is administered by the Incentives Committee. A copy of our Clawback Policy is attached hereto as Exhibit No. 97.1.

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

a)

is a member of the board of directors the parent company or another company belonging to the same economic group of the issuer through a pre-existing relationship at the time of his or her election, or if said relationship had ceased to exist during immediately the previous three years;

b)

is or has been associated with the company or any of its shareholders having a direct or indirect “significant participation” on the same, or with corporations with which also the shareholders also have a direct or indirect “signification participation”; or if he or she was associated with them through an employment relationship during the last three years;

c)

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

d)	directly or indirectly owns 5% or more of shares with voting rights and/or a capital stock of the issuer or any company with a “significant participation” in them;

e)

directly or indirectly sells and/or provides goods and/or services (different from those accounted for in section c)) on a regular basis and of a significant nature and volume to the company or to its shareholders with direct or indirect “significant participation,” for higher amounts than his or her remuneration as a member of the board of directors. This prohibition includes business relationships that have been carried out during the last three years prior to his or her appointment as director;

f)

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

g)

receives any payment, including the participation in plans or stock option schemes, from the company or companies of the same economic group, other than the compensation paid to him or her as a director, except dividends paid as a shareholder of the company in the terms of section d) and the corresponding to the consideration set forth in section e);

h)

has served as member of the board of director of the issuer, its parent company or another company belonging to the same economic group for more than ten years. If said relationship had ceased to exist during the previous three years, the independent condition will be recovered;

i)

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

The structure of the Board of Directors must be in conformity with the foregoing by the first shareholders’ meeting held after December 31, 2018. As of the date of this annual report, Mario Luis Vicens, Fabián Aljeandro de Paul, Sebastián Palla, Agustín Mariano Álvarez, Daniela Anahí Rivarola Meilán, Guido Agustín Gallino and Lucas Matías Gregorio qualify as independent members of our Board of Directors under these criteria specified by the CNV.

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

As of the date of this annual report, Alejandro Almarza, Carlos Javier Piazza, Vivian Haydeé Stenghele, Horacio Roberto Della Rocca, Francisco Javier Piazza and Claudia Inés Siciliano are qualified as independent members of our supervisory committee under these criteria.

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

The following table sets forth certain relevant information of the members of our supervisory committee as of the date of this annual report:

Name	Position	Age	Year of Appointment	Current Term Ends
Alejandro Almarza	Syndic	67	2025	April 2026
Carlos Javier Piazza	Syndic	66	2025	April 2026
Vivian Haydeé Stenghele(1)	Syndic	55	2025	April 2026
Horacio Roberto Della Rocca	Alternate syndic	71	2025	April 2026
Francisco Javier Piazza	Alternate syndic	37	2025	April 2026
Claudia Ines Siciliano(1)	Alternate syndic	66	2025	April 2026

Notes:-

(1)	Appointed by ANSES—FGS, as instructed by the Sindicatura General de la Nación.

The business address of the members of the Supervisory Committee is Eduardo Madero 1172, City of Buenos Aires, Argentina. Set forth below are brief biographical descriptions of the members of our supervisory committee:

Alejandro Almarza was born on January 16, 1958. Mr. Almarza holds an accounting degree from the University of Buenos Aires in Argentina. Mr. Almarza also serves as a member of the supervisory committee of BMA Valores S.A., Macro Securities S.A.U., Macro Fiducia S.A.U., Argenpay S.A.U., Macro Agro S.A.U., Fintech S.G.R., Alianza S.G.R., Genneia S.A., Camuzzi Gas Pampeana S.A., Empresa de Energía Río Negro S.A. and Seguro de Depósitos S.A. and as alternate member of the supervisory committee of Banco de Valores S.A., and Valo Securities S.A.U. Mr. Almarza was admitted to the Accountants Professional Association of the City of Buenos Aires in 1983.

Carlos Javier Piazza was born on September 16, 1958. Mr. Piazza holds an accounting degree from the University of Buenos Aires in Argentina. Mr. Piazza serves as a member of the supervisory committee of Central Tucumano S.A., BMA Valores S.A., Argenpay S.A.U., Macro Agro S.A.U., Macro Fiducia S.A.U., Macro Securities S.A.U., Banco de Valores S.A., Valo Securities S.A.U. and Mercado de Futuros y Opciones S.A., and as alternate member of supervisory committee of Genneia S.A., Camuzzi Gas Pampena S.A., Empresa de Energía Río Negro S.A., Fintech S.G.R. and Alianza S.G.R. Mr. Piazza was admitted to the Accountants Professional Association of the City of Buenos Aires in 1983.

Vivian Haydeé Stenghele was born on October 7, 1969. Ms. Stenghele holds an accounting degree from the University of Buenos Aires in Argentina. Ms. Stenghele serves as member of the supervisory committee of RTA S.A., and as alternate member of the supervisory committee of YPF Banco Hipotecario S.A., Banco de Inversión y Comercio Exterior S.A. and Intercargo.

Horacio Roberto Della Rocca was born on June 25, 1953. Mr. Della Rocca holds an accounting degree and a degree in Business Administration from the University of Buenos Aires in Argentina. Mr. Della Rocca also serves as a member of the supervisory committee of Empresa de Energía Río Negro S.A., Culturagro S.A., Guadiamar S.A., Otoba S.A., Santa Olimpia S.A., Tikalar S.A., Macro Fondos S.G.F.C.I.S.A., Macro Fiducia S.A.U., Argenpay S.A.U., Macro Agro S.A.U. and Argentina Sono Film S.A., and as alternate member of the supervisory committee of Casino Buenos Aires S.A., BMA Valores S.A., Macro Securities S.A.U. and CRIBA Sociedad Anonima.

Francisco Javier Piazza was born on December 17, 1987. Mr. Piazza holds an accounting degree from the University of Buenos Aires in Argentina. Mr. Piazza also serves as a member of the supervisory committee of Macro Securities S.A.U and BMA Valores S.A., and as an alternate member of the supervisory committee of Macro Fiducia S.A.U., Argenpay S.A.U., Valo Securities S.A.U. and Banco de Valores S.A.

Claudia Ines Siciliano was born on July 28, 1958. Ms. Siciliano holds an accounting degree from Universidad Católica Argentina and the title of Certified Financial Advisor at the Spanish Institute of Financial Analysts and the Argentine Institute of Finance Executives.

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

Committees Reporting to the Board of Directors and to the Chief Executive Officer and the Chief Financial Officer

The following committees are under the supervision of our Board of Directors:

Internal Audit Committee. The internal audit committee is comprised of at least two directors (a majority of them satisfies the independence requirements as per the CNV Rules), and the Internal Audit Manager. The term of each member is for a minimum period of two years (provided their directorship does not expire beforehand) and a maximum of three years. The internal audit committee is responsible for supervising the correct functioning of our internal control systems and procedures. Furthermore, this committee takes notice of our annual and quarterly financial statements, the external auditor’s reports, the syndic’s reports, the relevant financial information and the audit committee’s reports.

Technology Governance and Information Security Committee. The Technology Governance and Information Security Committee is composed of three directors, the Chief Executive Officer, the Manager of Systems and Technology, the Manager of Government Banking and Management Control, the Manager of Integrated Risk Management, and the Manager of Information Security. The technology governance and security of the information committee is responsible for the issuance of the systems and operations management policies. Furthermore, this committee verifies that the several management plans are in accordance with our business strategy and oversees the implementation of our strategic projects.

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

Senior Credit Committee. The senior credit committee is comprised of at least two directors, the Chief Executive Officer, the Credit Risk Manager, the Wholesale Risk Manager, the Retail Risk Manager, and the Corporate Banking Manager. The senior credit committee is responsible for the issuance of our credit policy and credit analysis guidelines. Furthermore, this committee reviews and approves margins of credit and/or extraordinary operations which exceed Ps.6,000,000,000 and examines periodic reports related to our loan portfolio.

Assets and Liabilities Committee. The assets and liabilities committee is comprised of three directors, the Chief Executive Officer, the Transformation Manager, the Government Banking and Management Control Manager and the Finance Manager. The committee is responsible for the financial strategy of the Bank. In addition, it carries on deep market analysis and establishes strategic policies related to our liquidity, market, interest rate and currency risks.

Asset Laundering and Terrorist Financing Prevention Committee. The Committee is made up of three directors, one of whom is a responsible officer designated as Compliance Officer, the Anti-Money Laundering Manager, the Legal Manager and the Manager of Integrated Risk Management. The asset laundering and terrorist financing prevention committee is responsible for planning, coordinating and monitoring compliance with anti-money laundering policies approved by the Board of Directors and its powers include to:

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

Senior Recovery Committee. The senior recovery committee is comprised of at least two directors, the Credit Risk Manager, the Senior Recovery Manager, the Wholesale Risk Manager and the Legal Manager. The committee manages outstanding loans on behalf of the Board of Directors, which nevertheless retains its power in that regard. This committee is in charge of the implementation of the predefined policies for the granting of withdrawals and refinancing, to define the payment arrangements that exceed the preferential parameters, as well as the decisions of which portfolios are transferred to judicial management or accounting losses.

Risk Management Committee. The risk management committee is made up of three directors, the Chief Executive Officer, the Financial Risk Management Manager, the Non-Financial Risk Management Manager, the Integrated Risk Management Manager, the Credit Risk Manager, the Finance Manager, the Banking Operations Manager and the Systems and Technology Manager.

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

Ethics and Compliance Committee. The ethics and compliance committee is comprised of four directors, the Transformation Manager, the Compliance Manager and the Legal Manager.

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

Financial Services Users Protection Committee. The Committee is comprised of one director, the Non-Financial Risk Management Manager, the Customer Services Manager, the Legal Manager, and the Compliance Manager and the Head of Customer Service for Financial Services. The committee is responsible for complying with the data protection standard of the User of Financial Services and Analysis of Existing Claims.

Advisors and Auditors

Advisors

Our main legal advisor is Bruchou & Funes de Rioja, at 12th floor, Ing. Butty 275, City of Buenos Aires (C1001AFA). Bruchou & Funes de Rioja provides us legal advice in the creation of the Program and the issuance of notes. Our tax advisor in Argentina is Estudio Della Roca-Piazza-Almarza, with offices at 15th floor, 25 de Mayo 432, Ciudad Autónoma de Buenos Aires, Argentina.

Auditors

Our auditor for the last three years was Leonardo D. Troyelli, Argentine tax identification number 20-26822478-6, a partner of Pistrelli, Henry Martin y Asociados S.A. (member of Ernst & Young Global Limited), with offices at 25 de Mayo 487, Ciudad Autónoma de Buenos Aires, Argentina.

D.	Employees

Regarding our organizational structure, as of December 31, 2024, we had 9,004 employees, including all of our subsidiaries, 47% of whom worked at our headquarters and the remaining 53% at our branches. Our employees are represented by a national bank union, which negotiates a collective bargaining agreement setting minimum wages for all of its members. We maintain good relationship with our employees and have never experienced a work stoppage.

	As of December 31,
Employees	2024	2023		2022
Headquarters	4,198	4,275		2,499
Branches	4,806	4,917		5,297
Total	9,004	9,192	(1)	7,796

Notes:-

(1)	Includes 1,411 employees from Banco BMA S.A.U. and its subsidiaries, entities acquired in November 2023.

E.	Share Ownership

As of December 31, 2024, the persons who were members of Banco Macro S.A.’s Board of Directors and Supervisory Committee held as a group a total of 5,677,009 shares of our capital stock, representing less than one per cent (1%) of our share capital and the votes. With the exception of Jorge Pablo Brito, Marcos Brito, Constanza Brito and Sebastián Palla, no member of the Board of Directors or the Supervisory Committee owned shares of the Bank. In addition, Juan Domingo Mazzon, member of our senior management, owned less than one per cent (1%) of the shares as of December 31, 2024.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not Applicable.

ITEM 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of December 31, 2024, we had 639,413,408 outstanding shares of common shares, consisting of 11,235,670 Class A shares and 628,177,738 Class B shares. Each share of our common shares represents the same economic interests, except those holders of our Class A shares are entitled to five votes per share and holders of our Class B shares are entitled to one vote per share. Other than noted differences among holders of Class A shares and holders of Class B shares, the holders of these shares listed in the table below do not have different voting rights.

The following table sets forth information regarding the ownership of our Class A and Class B shares as of December 31, 2024:

Shareholders	Class A	Class B		Total	% of capital	% of votes
ANSES	—	184,156,124		184,156,124	28.80%	26.91%
Delfín Jorge Ezequiel Carballo	4,901,415	118,326,495		123,227,910	19.27%	20.87%
Banco de Servicios y Transacciones S.A., as fiduciary of JHB BMA Guarantee Trust(1)	5,995,996	104,473,881		110,469,877	17.28%	19.65%
Other(2)	338,259	221,221,238	(2)	221,559,497	34.65%	32.57%
Total	11,235,670	628,177,738		639,413,408	100.00%	100.00%

Notes:-

(1)	Following the death of Jorge Horacio Brito, his shares were transferred to the JHB BMA Guarantee Trust whose beneficiaries are his forced heirs.
(2)	Includes The Bank of New York Mellon as depositary of our ADSs. The Bank of New York Mellon holds 146,033,990 Class B shares, 22.84% of capital and 21.34% of votes.

The table below represents the evolution of our capital stock and the material changes in equity participation of the significant shareholders, in both cases, for the last three years:

Date	Capital Stock (Shares)	Significant Shareholders
December 31, 2024	639,413,408	JHB BMA Guarantee Trust(1) 17.28%; Delfín Jorge Ezequiel Carballo 19.27%; ANSES (as manager of the Fondo de Garantía de Sustentabilidad) 28.80%
December 31, 2023	639,413,408	JHB BMA Guarantee Trust(1) 17.28%; Delfín Jorge Ezequiel Carballo 18.38%; ANSES (as manager of the Fondo de Garantía de Sustentabilidad) 28.80%
December 31, 2022	639,413,408	JHB BMA Guarantee Trust(1) 17.28%; Delfín Jorge Ezequiel Carballo 17.47%; ANSES (as manager of the Fondo de Garantía de Sustentabilidad) 28.80%

Notes:-

(1)	Following the death of Jorge Horacio Brito, his shares were transferred to the JHB BMA Guarantee Trust, whose beneficiaries are his forced heirs.

ADSs Held in Host Country

As of December 31, 2024, in accordance with the records of the Bank of New York Mellon, Cede & Co, as nominee name of the Depositary Trust Company, was the only registered holder of our ADS in the United States. As of such date, Cede & Co. held 14,628,798 ADS, corresponding to 22.87% of our issued and outstanding ordinary shares.

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

For the years ended December 31, 2024, 2023 and 2022 an aggregate of Ps. 87,555.2 million, Ps. 84,645.4 million, and Ps. 29,967.5 million respectively, in financial assistance granted by us (including loans, leases and guarantees granted) was outstanding to related parties (not including main subsidiaries). All financial assistance to related parties (a) were made in the ordinary course of business; (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

Likewise, as of December 31, 2024, 2023 and 2022, the total amount of deposits made by related parties (not including main subsidiaries) to us amounted to Ps. 108,969.3 million, Ps. 101,619.9 million and Ps. 44,389.2 million respectively.

For further information regarding related party transactions see note 20 “Related parties” to our audited consolidated financial statements as of December 31, 2024, and 2023.

C.	Interest of experts and counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18 and our audited consolidated financial statements as of December 31, 2024 and 2023 included in this annual report.

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

For further information regarding legal proceedings, see note 50 “Tax and other claims” to our audited consolidated financial statements as of December 31, 2024 and 2023. In connection with such claims, our management and its tax and legal advisors believe there are no additional significant effects to those already recognized in the books that may result from the final outcome of such claims.

Please note that we have been subject to the imposition of certain sanctions imposed by the Central Bank or the UIF and summaries at CNV or UIF. Nevertheless, these potential penalties would not involve the payment of material amounts. As of the date of this annual report, the total amount of monetary penalties received, pending to be paid for being appealed amount to Ps. 500 thousand, which was registered according to Communication “A” 5689 and 5940 of the Central Bank, as amended or supplemented from time to time. Our management and our legal advisors believe that no further significant accounting effects could arise from the effect of the mentioned situations.

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

Shareholders may no longer claim the payment of dividends from us after three years have elapsed from the date on which the relevant dividends were made available to such shareholders.

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

The following table sets forth the cash dividends paid to our shareholders from 2003 to 2024. All banks were prohibited by the Central Bank from paying dividends from the earnings of 2001 and 2002.

Based on financial statements for year ended December 31,	Payment Dates		Dividends per Share (in Pesos, not adjusted for inflation)		Aggregate Dividend Payment (in millions of Pesos, not adjusted for inflation)
2003	July 2004		0.10		60.9
2004	April 2005		0.05		30.4
2005	May 2006		0.10		68.4
2006	May 2007		0.15		102.6
2007	May 2008		0.25		171.0
2008	September 2009		0.25		149.9	(1)
2009	June 2010		0.35		208.1
2010	May 2011		0.85		505.3
2011	—		0.00		0.0
2012	—		0.00		0.0
2013	July 2014		1.02		596.3
2014	March 2016		0.39		227.7	(2)
2015	August 2016		1.10		643.0
2016	June 2017		1.20		701.5
2017	May 2018		5.00		3,348.3
2018	May 2019		10.00		6,394.0
2019		((3)		((3)		((3)
2020		(4)		(4)		(4)
2021	June/December 2022		30.89	(5)	19,751.4	(5)
2022	May/October 2023		117.36	(6)	75,040.9	(6)
2023	May/July 2024	(7)	460.00	(7)	294,130.2	(7)
2024		(8)	469.18	(8)	300,000.0	(8)

Notes:-

(1)	For fiscal year ended December 31, 2008, dividends paid in cash were Ps. 148.3 million based on the outstanding number of shares on the payment dates.
(2)

For the fiscal year ended December 31, 2014, we sought authorization from the Central Bank to distribute Ps. 596.3 million (Ps. 1.02 per share) and in February 2016 we received authorization to distribute Ps. 227.70 million (Ps. 0.3895 per share).

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

(4)

The shareholder’s meeting held on April 30, 2021, resolved to approve a cash dividend for a total amount of Ps. 10,000.4 million which represented Ps.15.64 per shares subject to prior authorization of the Central Bank. Pursuant to Communication “A” 7312 of the Central Bank, the distributions of profits were suspended until December 31, 2021. See more information in (5).

(5)

The shareholder’s meeting held on April 29, 2022, resolved to approve a dividend (in cash or kind) for an amount of Ps. 22.18 per share, which shall mean a total amount to be distributed of Ps. 14,187.9 million subject to prior authorization of the Central Bank. As of April 29, 2022, a total amount of Ps. 26,580.4 million (Ps. 41.57 per share) was pending distribution, which was approved by the Meetings held on April 30 and October 21, 2020, and April 30, 2021. Pursuant to Communication “A” 7421”, the Central Bank provided that the entities could distribute profits, with prior authorization, from 1.1.22 to 12.31.22 for up to 20% of distributable profits. On May 12, 2022, the Bank obtained the authorization for the partial distribution of the dividends already approved by the aforementioned meetings, for a total amount of Ps. 19,751.4 million, which represented a value of Ps. 30.89 per share and 20% of the total distributable profits. The payment was made in 12 equal installments, with the first payment for the first 6 installments to be made on June 7, 2022.

(6)

The shareholder’s meeting held on April 25, 2023, resolved to approve a dividend (in cash or kind) for an amount of Ps. 117,359 per share, which shall mean a total amount to be distributed of Ps. 75,040.9 million subject to prior authorization of the Central Bank. On May 12, 2023, the Bank obtained the authorization for the distribution of the dividends already approved by the aforementioned meetings and the payment was made in 6 equal installments, and the Board of Directors approved the payment of a dividend in kind through the delivery of 346,680,043.74 nominal values of Bono de la Nación Argentina en Moneda Dual (Argentina’s Dual Currency Public Bond) due on April 30, 2024 (Bond Code TDA24) with the first payment on May 31, 2023.

(7)

The shareholder’s meeting held on April 12, 2024, resolved to approve a dividend (in cash or kind) for an amount of Ps. 460,0 per share, which shall mean a total amount to be distributed of Ps. 294,130,167,680 (amount expressed in constant currency as of December 31, 2023), subject to prior authorization from the Central Bank. Pursuant to Communication “A” 7984 dated March 21, 2024, the Central Bank provided that the entities could distribute profits, with prior authorization, until December 31, 2024 for up to 60% of the amount that would have been applicable if the “Distribution of Results” rules had been applied and on April 30, 2024, the Central Bank by Communication “A” 7997, provided that the entities could distribute profits, in 3 monthly equal and consecutive instalments. On May 3, 2024, the Bank obtained the authorization for the distribution of the dividends already approved by the aforementioned meeting and the payment was made in cash in 3 equal installments with the first payment on May 22, 2024.

(8)

The shareholder’s meeting held on April 4, 2025, resolved to approve a dividend (in cash or kind) for an amount of Ps. 469,18 per share, which shall mean a total amount to be distributed of Ps. 300,000,000,000 (amount expressed in constant currency as of December 31, 2024), subject to prior authorization from the Central Bank. Pursuant to Communication “A” 8214 dated March 13, 2025, the Central Bank provided that the entities could distribute profits, in 10 monthly equal and consecutive instalments (since June 30, 2025) with prior authorization, for up to 60% of the amount that would have been applicable if the “Distribution of Results” rules had been applied.

In all cases in which the payment of dividends in installments is authorized, the amount of each of the installments will be paid in homogeneous currency, using the latest national consumer price index (CPI) published by the National Institute of Statistics and Census (INDEC) as of the date on which it is resolved to make available each of the installments.

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

In accordance with the applicable CNV Rules, cash dividends must be paid to shareholders within thirty (30) days of the shareholders’ meeting approving such dividends. In the case of stock dividend payments, or a combination of stock and cash dividends, the shares and cash must be made available to shareholders within a period not exceeding three months from the notification of the public offering authorization.

According to the BYMA rules, entities whose pay their dividends in cash, must start with the payments within ten (10) days as of the shareholders’ meeting approval, and in case of physical share dividends, or a combination of physical shares and cash, within twenty (20) days from the authorization date, which shall be reduced to ten (10) days if the shares are book-entry.

Central Bank and contractual limitations on distribution of dividends

In the past, the Central Bank has imposed restrictions on the payment of dividends, substantially limiting the ability of financial institutions to distribute such dividends without its prior consent.

The Central Bank has eased these restrictions through different Communications, by providing for a mechanism for the calculation of distributable profits of the financial institutions. Yet, the amount to be distributed, may be limited by Central Bank Rules, which may differ in certain aspects with IFRS and shall not compromise the liquidity and solvency of the financial entity.

This requirement shall be deemed fulfilled when the absence of integration deficiencies in the minimum capital position—both on an individual and consolidated basis—at the end of the fiscal year to which the considered unallocated earnings correspond, or in the most recently closed position, whichever presents the lower excess integration relative to the requirement, is verified. We have obtained authorization from the Central Bank to distribute dividends for fiscal years 2003 through 2010. For fiscal years ended December 31, 2011 and 2012 we were not able to distribute dividends because we did not reach the regulatory threshold for dividend distribution under Central Bank Rules. For fiscal year 2013, 2014, 2015 and 2016, we sought authorization from the Central Bank to distribute dividends, which we paid in July 2014, March 2016, August 2016 and June 2017. As a result of certain regulatory modifications introduced by the Central Bank, dividend payments made for the years 2017 and 2018 did not require prior authorization.

On January 31, 2020, the Central Bank issued Communication “A” 6886 (as amended from time to time), pursuant to which financial entities must obtain prior approval of the Central Bank in order to distribute dividends.

On March 19, 2020, in the midst of the COVID-19 crisis, the Central Bank issued Communication “A” 6939, as amended from time to time, by virtue of which the distribution of dividends by financial entities was temporarily suspended until December 31, 2021.

Between 2021 and 2024, the Central Bank imposed restrictions on the distribution of dividends by financial institutions, limiting such distributions to predetermined percentages of accumulated profits and requiring payments to be made in multiple equal, monthly, and consecutive installments. These restrictions were implemented through successive regulatory measures, which gradually adjusted the permissible distribution thresholds and installment structures.

Pursuant to Communication “A” 7984 dated March 21, 2024, the Central Bank established that, until December 31, 2024, financial institutions could distribute profits in six equal, monthly, and consecutive installments, increasing the maximum distributable amount to 60% of what would have applied under Central Bank Rules applicable to dividend distributions. Additionally, under this provision, such distribution had to align with the information reported in the “Business Plan and Projections and Capital Self-Assessment Report” information regime. The calculation of the determination of the distributable income, the verification of liquidity and solvency, the additional capital margins, as well as the amount of the installments indicated, had to be made in the constant currency as on the date of the meeting that decided the distribution of dividends and the payment of each of the installments, as the case may be.

Financial institutions that decided to distribute profits under the provisions set forth in Communication “A” 7984 could do so in three equal, monthly, and consecutive installments, up to the amount permitted under the aforementioned communication. Financial institutions had to offer each non-resident shareholder the option to receive their dividends—either in full or in part—in a single cash installment, provided that these funds were directly applied to the primary subscription of Bonds for the Reconstruction of a Free Argentina (“BOPREAL”) in accordance with the applicable Foreign Exchange Regulations. The BOPREAL received by non-resident shareholders could not be transferred to foreign depositary institutions or sold with foreign currency settlement, either in Argentina or abroad, for a period of 30 and 60 calendar days from their primary subscription. During this period, two-thirds of the subscribed nominal value would be restricted for the first 30 days, and the remaining one-third for the following 30 days. Shareholders subscribing to these bonds had to expressly agree to and commit to this condition when opting for the arrangement. Notwithstanding the foregoing, these BOPREAL could be freely and fully used for other transactions, including as collateral for financing arrangements with financial institutions or in the capital markets.

Pursuant to Communication “A” 8214 dated March 13, 2025, the Central Bank established that, until December 31, 2025, financial institutions can distribute profits in ten equal, monthly, and consecutive installments (commencing on June 30, 2025, and no earlier than the penultimate business day of the subsequent months), for up to 60% of the amount that would have been due in accordance with said regulations. Such distribution of results must be consistent with the objectives of monetary stability and with the information provided in the Business Plan and Projections, and Capital Self-Assessment Report” information regime.

Legal reserve requirement

Pursuant to the Financial Institutions Law, we are required to maintain a legal reserve which must be funded with no more than 20% and no less than 10% of yearly income (which is calculated over the income that arise from the statutory financial statements), in accordance with Central Bank Rules. Pursuant to Central Bank Rules, we maintain a legal reserve which is funded with 20% of our yearly income, which may differ in certain significant aspects with IFRS (For more information see note 51 “Restriction on dividends distribution” of our audited consolidated financial statements as of December 31, 2024 and 2023”). This reserve can only be used during periods in which a financial institution has incurred losses and has exhausted all other reserves. If a financial institution does not comply with the required legal reserve, it is not allowed to pay dividends to its shareholders.

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

(v)	the remainder of the net income for the year may be distributed as dividends on common shares or as otherwise decided by our shareholders at the annual ordinary shareholders’ meeting.

B.	Significant Changes.

Except as otherwise disclosed in this annual report, there has been no undisclosed significant change since the date of the most recent annual financial statements included herein.

ITEM 9.	OFFER AND LISTING DETAILS

A.	Our Shares and ADSs

For the remaining information relating to our ADSs see Exhibit 2(d) to this annual report.

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our Class B shares are currently traded on the BYMA (since November 1994) and A3 Mercados (since October 2015; prior to March 5, 2025, A3 Mercados was the MAE) under the symbol “BMA”. Additionally, our ADSs have been trading on the NYSE since March 2006 under the symbol “BMA”.

Our notes are currently listed on the BYMA and A3 Mercados. Our Series A Subordinated Resettable Notes are also currently listed on the Luxembourg Stock Exchange.

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

As of December 31, 2024, our capital stock consisted of Ps.639,413,408, represented by 11,235,670 common, book-entry Class A shares, with a par value of one Peso each and the right to five votes per share, and 628,177,738 common, book-entry Class B shares, with a par value of one Peso each and the right to one vote per share.

According to our bylaws, we may issue different classes of shares of common shares entitled with one or five votes per share. However, as long as we remain in the public offering regime, we cannot issue additional shares of any class of capital stock that could entitle the holder thereof to more than one vote per share. All outstanding shares are fully paid.

Holders of Class A shares are permitted to convert their shares into Class B shares on a one-for-one basis.

Our Bylaws do not contain any provisions related to sinking funds or potential liability of shareholders of Banco Macro to make additional contributions, nor do they contain any provisions that discriminate against any existing or prospective holder of our securities as a result of such holder owning a substantial number of shares.

There are no provisions in our Bylaws that establish specific procedures or heightened thresholds for amending the rights of holders of our common shares beyond those required under applicable Argentine law.

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

In respect of the different categories of agents established by the Capital Markets Law, and the CNV Rules, Banco Macro, and certain of their subsidiaries are registered with the CNV in one or more of the following categories: negotiation, clearing and settlement agent (ALyC), custody of collective investment products agent (AC PIC FCI), placement and distribution of mutual funds agent (ACYD FCI), financial trustees agent (FF) and nonfinancial trustees agent (FNOF), as applicable. In addition, on November 4, 2022, the CNV authorized Banco Macro to be included in the “List of Entities Qualified to Guarantee Capital Market Instruments,” under the Regime set forth in Chapter VII of Title II of the CNV Rules.

Threshold above which Shareholder Ownership must be Disclosed

There are no provisions in our Bylaws governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Role and Conflict of Interests

Pursuant to our bylaws, our Board of Directors has full authority to carry out, on behalf of the Bank, all types of acts and agreements, including borrowing funds, applying for credit facilities, entering into loan agreements in the name of the Bank, and authorizing the issuance of Notes subject to prior approval by the appropriate corporate body, as required under applicable law, the Board of Directors may further authorize the issuance of any other class of securities, instruments, or debt obligations permitted under present or future domestic or foreign legislation.

Under Argentine law, directors must refrain from participating in decisions where they, or related parties, have a conflict of interest with the company, and must disclose such conflict to the board and the statutory auditor. They may only enter into transactions with the company if these are in the ordinary course of business and on market terms; otherwise, prior board approval is required and the transaction must be reported to the shareholders’ meeting. Transactions that do not meet these requirements and are not ratified by the shareholders are null and void. Directors are also prohibited from engaging in competing activities with the company unless expressly authorized by the shareholders’ meeting.

Directors need not hold shares in Banco Macro or any of our subsidiaries to qualify and be appointed as directors of Banco Macro.

The Bank has no policies regarding age limits or retirement age.

Shareholders’ liability

Shareholders’ liability for losses of a company is limited to the value of their shareholdings in the company. Under the Argentine Corporate Law, however, shareholders who voted in favor of a resolution that is subsequently declared void by a court as contrary to Argentine laws or a company’s bylaws (or regulations, if any) may be held jointly and severally liable for damages to such company, other shareholders or third parties resulting from such resolution. See also “Item 3.D Risk Factors—Risks related to our Class B shares and the ADSs—Our shareholders may be subject to liability for certain votes of their securities.”

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

Preemptive and accretion rights

In the event of a capital increase, a holder of existing common shares of a given class has a preemptive right to subscribe for a number of shares of the same class sufficient to maintain the holder’s existing proportionate holdings of shares of that class. Moreover, shareholders are not entitled to the right to subscribe on pro-rata basis for the unsubscribed shares remaining at the end of a preemptive rights offering, known as accretion rights.

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

Voting rights

Under our bylaws, each Class A share entitles the holder thereof to five votes at any meeting of our shareholders and Class B shares entitle the holders thereof to one vote per share. However, according to the Argentine Corporate Law, shares entitle the holder to only one vote per share to vote the approval of: an early dissolution, a merger or spin-off when we are not the surviving entity, a reduction of capital stock and redemption of shares, a transformation from one type of entity to another, a limitation of shareholders’ preemptive rights, a transfer of our domicile outside Argentina, and a fundamental change of our corporate purpose set forth in our bylaws. In such cases Class A shares are entitled to only one vote per share and Class B shares are entitled to only one vote per share. In addition, pursuant to Argentine applicable law, as long as we remain public we cannot issue additional shares of any class of capital stock that could entitle the holder thereof to more than one vote per share. There are no restrictions imposed by Argentine law or our bylaws or other organizational documents regarding the rights of non-residents or foreign persons to hold or vote our ordinary shares or ADSs.

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

Liquidation rights

In the case of our liquidation or dissolution we are requested to communicate such event to the Central Bank, and our assets will be applied to satisfy our outstanding liabilities and proportionally distributed first among our holders of preferred stock as per the terms of the preferred stock, if any. If any surplus remains, it will be proportionally distributed among holders of our common shares.

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

There are no restrictions imposed by Argentine law or our Bylaws or other organizational documents regarding the rights of non-residents or foreign persons to hold or vote our ordinary shares or ADSs of the Bank

The Argentine Corporate Law permits companies to establish cumulative voting in order to elect up to one third of the directors and one third of the members of the supervisory committee to fill vacancies of the board of directors and of the supervisory committee, respectively, sharing such part with candidates voted for by means of the plural system. Cumulative voting is a system designed to protect minority interests, as it gives rise to the possibility, but does not ensure, that minority interests will be able to elect some of their candidates. Each shareholder who votes cumulatively shall have a number of votes equal to the result of multiplying his/her own votes by the number of vacancies. On the other hand, shareholders who vote by the ordinary procedure and those who vote by cumulative vote will compete for the election of one third of the vacancies. The larger the number of vacancies, the greater the possibility that minority groups or shareholders will win positions in the board of directors or the supervisory committee.

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

Purchases of Equity Securities by the Issuer

According to the Argentine Corporations Law, the Capital Markets Law and the CNV Rules, a stock corporation may acquire the shares it issued, provided that the public offering and listing thereof has been authorized, subject to the following terms and conditions and those set forth by the CNV. The above-mentioned conditions are:

a)	the shares to be acquired shall be subscribed and paid-off;

b)	there shall be a resolution signed by the board of directors to such effect (duly reported to the supervisory committee and the audit committee);

c)	the acquisition shall be made using the net profits or free or voluntary reserves; and

d)

the total amount of shares acquired by the issuer, including previously acquired shares (and are held as treasury stock by the issuer), shall not exceed 10% of the capital stock or such lower percentage determined by the CNV.

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

Regulations Governing Mandatory Tender Offers in Argentina

Pursuant to the rules set forth in the Capital Markets Law, the Productive Financing Law and the CNV Rules, anyone who, either individually or collectively, effectively achieves a “controlling interest” in a publicly traded company, will be bound to submit a statutory tender offer (“Statutory Tender Offer”) in any of the scenarios set forth below:

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

The Statutory Tender Offer must be addressed to any and all shareholders of the company and any person with rights to share subscription or stock options granted by the company, corporate bonds or other similar securities which directly or indirectly may give right to share subscription and/or acquisition of securities, or conversion of voting shares. The addressees of the Statutory Tender Offer must be offered an equitable price, in the terms of section 88 of the Capital Markets Law, and section III, Chapter II, Title III of the CNV Rules.

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

Concept of “Controlling Interest”

In accordance with the Capital Markets Law, a person can be considered to have a controlling interest, either individually or collectively, if:

(i)	voting rights exceed 50% of the company, excluding the shares owned directly or indirectly by the affected Company from the calculation base; or

(ii)	even though the shareholding is below 50%, the person acts as the “controller” of the Company in the terms of the capital markets law.

Determination of the price of the Statutory Tender Offer in the case of a change in control

The equitable price of mandatory tender offers is the greater of:

(i)

the higher price that the offeror, acting individually or jointly, may have paid or agreed to pay for the securities to be offered by virtue of the Statutory Tender Offer during the 12 months prior to the beginning of the period during which the Statutory Tender Offer must take place;

(ii)	the average price of the shares for the last six months before the “offer.”

Determination of the price of the Statutory Tender Offer in other cases (minority drag along right, for example)

The equitable price in this scenario must considered the same criteria as in a change of control event, but also should bear into account (i) the face value of shares; (ii) the value of the company according to international valuation standards; and (iii) the value of liquidation of the company.

Penalties for breach

Without prejudice to the penalties established by the CNV, the Capital Markets Law provides that purchases of shares of a company in violation of the Statutory Tender Offer regime shall be declared irregular and ineffective for administrative purposes by the CNV and cause the invitation of an auction of the shares acquired on infringement, without prejudice to the penalties that may correspond.

Tender offer regime in the case of a voluntary withdrawal from the public offering and listing system in Argentina

The Capital Markets Law and its regulations also established that when a company whose shares are publicly offered and listed in Argentina, agrees to voluntarily withdraw from the public offering and listing system in Argentina, it must follow the procedures provided for in the CNV’s regulations and it must likewise launch an Statutory Tender Offer for its aggregate shares and/or subscription rights or securities convertible into shares or stock options under the terms provided for in such regulation. It is not necessary to extend the public offering to those shareholders that voted for the withdrawal at the shareholders’ meeting. The public offering can only be made as a purchase and sale and the consideration must be cash.

The acquisition of one’s own shares must be made with liquid and realized profits or with free reserves, whenever paid up in full, and for the amortization or disposition thereof, within the term set forth in section 221 of the Argentine Corporate Law and the company must present the CNV with evidence that it has the necessary solvency to effect such purchase and that the payment for the shares will not affect its solvency. The price offered should be an equitable price. To determine if an equitable price is offered, the criteria set forth for mandatory tender offers must be followed.

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

During the past two years we did not enter into or became party to any contract that is required to be disclosed under this item, other than the ones mentioned in “Item 4.A Information on the Bank—History and development of the Bank.” For further information, see “History and development of the Bank—Our history—Banco Macro S.A.” and “Item 4.B Business overview”.

D.	Exchange Controls

On September 1, 2019, after the market disruptions caused by the results of the primary elections, with the purpose of strengthening the normal functioning of the economy, fostering a prudent administration of the exchange market, reducing the volatility of financial variables and containing the impact of the variations of financial flows on the real economy, the Argentine government issued Decree No. 609/2019 whereby foreign exchange controls were temporarily reinstated. The decree: (i) reinstated, originally until December 31, 2019, the exporters’ obligation to repatriate the proceeds from exports of goods and services in the terms and conditions set forth by the Central Bank’s implementing regulations and settle for Pesos through the foreign exchange market (the “Foreign Exchange Market”); and (ii) authorized the Central Bank to (a) regulate access to the Foreign Exchange Market for the purchase of foreign currency and outward remittances; and (b) set forth regulations to avoid practices and transactions aimed to circumvent, through the use of securities and other instruments, the measures adopted through the decree. On the same date, the Central Bank issued Communication “A” 6770, which was subsequently amended and supplemented by further Central Bank communications.

At present, foreign exchange regulations have been consolidated in a single regulation, Communication “A” 8191, as subsequently amended and supplemented from time to time by Central Bank’s communications (the “Foreign Exchange Regulations”). Below is a description of the main exchange control measures implemented by the Foreign Exchange Regulations:

Specific provisions for income from the Foreign Exchange Market

Entry and settlement of the proceeds from the export of goods through the Foreign Exchange Market

The Foreign Exchange Regulations require that proceeds from the export of goods be entered into the country and settled in Pesos through the Foreign Exchange Market within a specific timeframe, depending on the type of good. Regardless of these maximum settlement periods, export proceeds must be entered into the country and settled in Pesos in the Foreign Exchange Market within twenty (20) business days from the date of collection. However, the ability to use this period is subject in all cases to compliance with the deadlines established in the Foreign Exchange Regulations for each type of good.

Decree No. 28/2023 published on December 13, 2023, established that in connection with: (i) the export countervalue of the services included in Subsection c) of paragraph 2 of Section 10 of Law No. 22,415 (Código Aduanero) and its amendments (which refers to services rendered in Argentina, with effective use or exploitation carried out abroad); and (ii) the countervalue of the export of goods included in the Common Nomenclature of MERCOSUR (“NCM”), including pre-financing and/or post-financing of exports from abroad or a liquidation advance; 80% of such countervalue must be brought into the country in foreign currency and/or negotiated through the Foreign Exchange Market, and for the remaining 20% must be carried out through purchase and sale transactions with negotiable securities acquired with liquidation in foreign currency and sold with settlement in local currency in Argentina. On April 14, 2025, Decree No. 269/2025 repealed Decree 28/2023 and expressly established that the countervalue of the aforementioned exports will be governed by the general provisions established in Decree 609 and its amending and concordant regulations. Exporters of the goods included in the NCM will make the payment of duties, taxes, and other concepts under the terms, deadlines, and conditions established by the current regulations, corresponding to the respective export duty rate, considering the countervalue provided in the previous paragraph.

If the client is a Special Purpose Vehicle (“VPU,” as per its acronym in Spanish) adhering to the Incentive Regime for Large Investments (“RIGI,” as per its acronym in Spanish) that has declared to the Ministry of Economy its intention to claim the benefits established in Section 198 of Law 27,742 “Bases and Starting Points for the Freedom of Argentines Act” (the “Ley de Bases”), regarding the collection of export proceeds from goods and services, the repatriation and settlement percentages set forth in sections 14.1.1 and 14.1.2 of the Foreign Exchange Regulations shall apply, as appropriate.

Amounts received in foreign currency as compensation for losses related to exported goods must also be entered into the country and settled in Pesos through the Foreign Exchange Market, up to the value of the insured exported goods.

Advances, pre-financing, and post-financing from abroad must be entered into the country and settled in the Foreign Exchange Market within twenty (20) business days from the date of collection or disbursement abroad, subject to the requirements and exceptions established in section 7.1.3 of the Foreign Exchange Regulations.

There are some exceptions to the obligation to settle through the Foreign Exchange Market, including, but not limited to, collections from exporters under the Regime for the Promotion of Knowledge Economy Exports (established by Decree No. 679/2022, also known as Régimen De Fomento De Inversiones Para Exportaciones De Las Actividades De La Economía Del Conocimiento), provided that the funds have been entered into the country within the regulatory timeframes and all other conditions set forth in the Foreign Exchange Regulations are met.

The exporter must designate a financial entity to follow up each export transaction. The obligation to enter and settle foreign currency through the Foreign Exchange Market corresponding to a shipment permit will be considered satisfied when the financial entity designated to follow up certifies that the entry and settlement have taken place.

Application of Foreign Currency from Export Proceeds

The application of foreign currency from export proceeds of goods occurs when it has been certified that the exported goods themselves or the foreign currency received for them have been used to settle principal, interest, and/or issuance costs of financing transactions, pay profits and dividends, and/or carry out the repatriation of a direct investment by a non-resident shareholder in the cases detailed below, all in accordance with section 7.3 of the Foreign Exchange Regulations:

(i)	Settled export advances of goods;

(ii)	Settled export pre-financing of goods;

(iii)	Settled export post-financing of goods;

(iv)	Settlements related to exports financed by foreign importers through local financial institutions;

(v)	Financial loans with contracts in force as of August 31, 2019, whose terms provide for servicing obligations through the application of export proceeds abroad;

(vi)	Export pre-financing and financing granted or guaranteed by local financial institutions pending as of August 31, 2019, that were not settled through the Foreign Exchange Market;

(vii)

Export advances and pre-financing from abroad pending as of August 31, 2019, that were not settled through the Foreign Exchange Market, provided that prior approval has been obtained or the mechanism described in section 9.3.3.2 of the Foreign Exchange Regulations is applied;

(viii)	Financial transactions authorized for the application of export proceeds from goods and services;

(ix)	Transactions authorized for the application of export proceeds from goods under the Investment Promotion Regime for Exports (Decree No. 234/21);

(x)	Financing related to goods imports authorized for the application of export proceeds from goods;

(xi)	Export advances, pre-financing, and post-financing from abroad with partial settlement pursuant to the provisions of Decrees No. 492/23, 549/23, 597/23, and 28/23.

Obligation to settle foreign currency from exports of services

As a general rule, payments received for the provision of services by residents to non-residents must be entered and settled through the Foreign Exchange Market within twenty business days from the date of its collection abroad or in Argentina or its crediting to foreign accounts.

In the case of funds received or credited abroad, the collection and liquidation may be considered completed for the amount equivalent to the usual expenses debited by the financial entities abroad for the transfer of funds to the country.

The aforementioned provisions of Decree No. 28/2023 were also applicable to the export of services until April 14, 2025, when they ceased to be in force. See “—Entry and settlement of the proceeds from the export of goods through the Foreign Exchange Market”.

If the client is a VPU under the RIGI that has notified the Ministry of Economy, the competent authority for the RIGI, of its intention to avail itself of the benefits set out in Article 198 of the Ley de Bases (which states that VPUs are not required to enter or settle in the Foreign Exchange Market the foreign currency obtained from activities other than the export of goods, including services), the exception provided in Section 14.1.3 of the Foreign Exchange Regulations will apply. This section specifies that payments for services provided to non-residents by a VPU with a RIGI-backed project will be exempt from the requirement to enter and/or settle the foreign currency value, as long as the service was provided or accrued from the start-up date of the VPU, as reported by the Ministry of Economy to the Central Bank.

Certain situations outlined in section 2.2.2 of the Foreign Exchange Regulations are exempt from the settlement obligation for proceeds from the export of services, as long as these are entered within the established deadlines.

Disposal of non-financial, unproduced Assets

The consideration received by residents from the disposal of non-financial, unproduced assets to non-residents must be entered into the country in foreign currency and settled through the Foreign Exchange Market within twenty (20) business days from the date of receipt abroad or in Argentina, or from the date of crediting to foreign accounts.

In the case of funds received or credited abroad, the entry and settlement requirement may be considered fulfilled for the amount equivalent to the usual charges debited by foreign financial institutions for transferring the funds to the country.

Debt securities subscribed abroad and external financial indebtedness

Debt securities publicly registered abroad, other external financial indebtedness, and foreign currency-denominated debt securities publicly registered in Argentina fully subscribed abroad (“External Financial Indebtedness”), disbursed as from September 1, 2019, must be entered into Argentina and settled in the Foreign Exchange Market as a requirement for subsequent access to it in order to service their capital and interest payments. Consequently, although the settlement of the proceeds from such transactions is not mandatory, failing to settle it will prevent future access to the Foreign Exchange Market for reimbursement purposes.

Additionally, as further conditions for such access to the Foreign Exchange Market, the transaction must have been declared in the External Assets and Liabilities Survey, and access to the Foreign Exchange Market must occur no more than 3 (three) business days prior to the due date of the capital or interest service to be paid.

In the case of a capital payment of debt securities issued as from November 8, 2024 made through a transfer abroad, access to the Foreign Exchange Market must occur at least 365 (three hundred sixty-five) calendar days after their issuance date. This minimum term will be reduced to 180 (one hundred eighty) calendar days for securities issued on or after April 21, 2025.

Access to the Foreign Exchange Market to make payments more than three (3) days in advance of the due date is, as a general rule, subject to prior authorization from the Central Bank. The following cases of early repayment may be exempt from such prior authorization, provided they meet several requirements outlined in Section 3.5 of the Foreign Exchange Regulations: (i) early repayment of principal and interest with the settlement of funds entered into the country by the issuance of a new debt security that qualifies as External Financial Indebtedness; (ii) early repayment of principal and interest with the simultaneous settlement of other External Financial Indebtedness; (iii) early repayment of interest in the context of a debt exchange process involving debt securities that qualify as External Financial Indebtedness; (iv) early repayment of principal and interest simultaneously with the settlement of new External Financial Indebtedness granted by a local financial institution through a foreign credit line; and (v) early repayment of principal and interest by a VPU adhering to the RIGI.

Furthermore, prior approval from the Central Bank is required for local residents to access the Foreign Exchange Market for the payment of principal and interest related to External Financial Indebtedness with related parties. Certain specific exceptions apply, as detailed in Section 3.5.6 of the Foreign Exchange Regulations. See “—Payments Related to Debts with Related Parties.”

Additionally, under Section 3.11.2 of the Foreign Exchange Regulations, entities may grant access to the Foreign Exchange Market to residents in order to make payments for services related to External Financial Indebtedness or debt securities registered in Argentina, in accordance with Section 3.6.1.3 of the Foreign Exchange Regulations, to purchase foreign currency before the deadline permitted by the regulations, under the following conditions:

(i)	The funds acquired are deposited in foreign currency accounts held by the client in local financial institutions;

(ii)	The intervening entity has verified that the indebtedness, the service of which will be paid with these funds, complies with the applicable Foreign Exchange Regulations that allow such access; and

(iii)	The client’s access falls within one of the following situations:

(a)	It is made within the 60 (sixty) calendar days prior to the due date, with a daily amount not exceeding 10% (ten percent) of the amount to be paid; or

(b)	It is made within 5 (five) business days prior to the regulatory deadline allowed in each case, with a daily amount not exceeding 20% (twenty percent) of the amount to be paid.

Specific provisions on outflows through the Foreign Exchange Market

General requirements

As a general rule, and in addition to the specific rules of each transaction for access, certain general requirements must be complied with by a local company or individual to access the Foreign Exchange Market for the purchase of foreign currency or its transfer abroad (i.e., payments of imports and other purchases of goods abroad; payment of services rendered by non-residents; distribution of profits and dividends; payment of debt securities subscribed abroad and external financial indebtedness; interest payments on debts for the import of goods and services, among others) without requiring prior approval from the Central Bank. In this regard, the local company or individual must file an affidavit stating that:

a)

(i) At the time of access to the Foreign Exchange Market, all of its foreign currency holdings in Argentina are deposited in accounts in financial institutions, and (ii) at the beginning of the day on which it requests access to the Foreign Exchange Market, it does not hold Argentine certificates of deposit (for its acronym in Spanish, “CEDEARs”) representing foreign shares and/or available liquid foreign assets that together have a value greater than U.S.$. 100,000. For these purposes, “foreign liquid assets” are considered to be holdings of banknotes and coins in foreign currency, cash in gold coins or bars of good delivery, demand deposits in financial institutions abroad and other investments that allow immediate availability of foreign currency. On the other hand, funds deposited abroad that cannot be used by the client because they are reserve or guarantee funds created by virtue of the requirements set forth in foreign debt contracts or funds created as guarantee for derivative transactions arranged abroad should not be considered as liquid foreign assets available. In the event that the client is a local government and exceeds the established limit, the institution may also accept an affidavit from the client stating that the excess was used to make payments for the Foreign Exchange Market through swap and/or arbitrage transactions with the deposited funds.

In the event that the client holds foreign liquid assets and/or CEDEARs in an amount greater than that established in the preceding paragraph, the financial institution may also accept an affidavit from the client confirming that such amount has not been exceeded, considering that, partially or fully, the foreign liquid assets:

(i)	have been used during that day for payments that would have had access to the Foreign Exchange Market;

(ii)	have been transferred to the client’s favor to a correspondent account of a local entity authorized to operate in foreign exchange;

(iii)

are funds deposited in foreign bank accounts in the client’s name, originating from proceeds of exports of goods and/or services, or advances, prefinancing, or postfinancing of exports of goods granted by non-residents, or from the sale of non-produced non-financial assets, for which the 20 (twenty) business day period from their receipt has not elapsed;

(iv)

are funds deposited in foreign bank accounts in the client’s name, originating from External Financial Indebtedness, and the amount does not exceed the equivalent required to pay capital and interest in the next 365 (three hundred sixty-five) calendar days;

(v)

are funds deposited in foreign bank accounts in the client’s name, originating from disbursements received abroad after November 29, 2024 from External Financial Indebtedness, within the last 180 (one hundred eighty) calendar days;

(vi)

are funds deposited in foreign bank accounts in the client’s name, originating from the sale of securities settled in foreign currency as outlined in section 3.16.3.6.iii) of the Foreign Exchange Regulations;

(vii)

are funds deposited in foreign bank accounts in the client’s name, originating from debt securities issued in the last 120 (one hundred twenty) calendar days, and falling under the provisions of sections 7.11.1.5. and 7.11.1.6 of the Foreign Exchange Regulations.

Entities may also accept an affidavit from the client stating that their holdings in excess of the contemplated amount correspond to funds deposited in bank accounts abroad originating from the subscription abroad of a new debt security in the last 60 calendar days and that will be used to carry out a refinancing, repurchase, and/or early redemption transaction of debt securities or external financial debts that qualify as External Financial Indebtedness.

b)

It undertakes the obligation to settle in the Foreign Exchange Market, within five business days of its availability, the funds received abroad from the collection of loans granted to third parties, time deposits, or the sale of any type of asset, to the extent that the asset subject to the sale was acquired, the deposit constituted or the loan granted after May 28, 2020.

c)	On the date of access to the Foreign Exchange Market and in the previous 90 calendar days, either directly nor indirectly, nor on behalf or for the account of third parties:

(i)	did not arrange sales in Argentina of securities with settlement in foreign currency,

(ii)	did not exchange securities issued by residents for foreign assets,

(iii)	did not transfer securities to depository entities abroad,

(iv)	did not acquire in Argentina securities issued by non-residents with settlement in Pesos,

(v)	did not acquire CEDEARs representing foreign shares,

(vi)	did not acquire securities representing private debt issued in foreign jurisdiction, and

(vii)

did not deliver funds in local currency or other local assets (except funds in foreign currency deposited in local financial institutions) to any entity (whether physical or legal, resident or non-resident, related or not), receiving as prior or subsequent consideration, directly or indirectly, by itself or through a related, controlled or controlling entity, foreign assets, crypto-assets or securities deposited abroad.

Pursuant to Communication “A” 8226 issued by the Central Bank on April 11, 2025, outflows through the Foreign Exchange Market carried out by resident individuals are not subject to the requirement set forth in this Section (c), and transactions executed up to and including that date shall not be taken into account for the purposes of the affidavit required in this Section (c).

d)

It undertakes the obligation not to enter into any of the transactions described in paragraph (c) above from the time it requests access to the Foreign Exchange Market and for 90 calendar days thereafter, neither directly nor indirectly, nor on behalf or for the account of third parties.

Pursuant to the aforementioned Communication “A” 8226, outflows through the Foreign Exchange Market carried out by resident individuals are not subject to the requirement set forth in this Section (d).

Section 3.16.3.6 of the Foreign Exchange Regulations sets forth several transactions that should not be considered in the affidavits prepared to comply with items (c) and (d) above.

e)

Section 3.16.3 of the Foreign Exchange Regulations adds that, in the event that the customer requesting access to the exchange market is a legal entity, in order for the transaction not to be covered by the requirement of prior approval by the Central Bank must be submitted to the corresponding financial institution an affidavit stating:

(i)

details of the physical or legal persons exercising a direct control relationship over the client and of other legal persons with which it is part of the same economic group. In determining the existence of a direct control relationship, the types of relationships described in Section 1.2.2.1 of the Large Exposures Regulation should be considered. Companies sharing a control relationship of the type defined in Sections 1.2.1.1 and 1.2.2.1 of the Large Exposures Regulations should be considered as members of the same “economic group”;

(ii)

that on the day on which it requests access to the Foreign Exchange Market and in the 90 days prior to that date, it has not delivered in Argentina any funds in local currency or other liquid local assets, except funds in foreign currency deposited in local financial institutions, to any individual or legal entity that exercises a direct control relationship over it, or to other companies with which it is part of the same economic group, except those directly associated with regular transactions between residents for the acquisition of goods and/or services. Pursuant to Communication “A” 8226, transactions carried out up to and including April 11, 2025, shall not be taken into account for purposes of the affidavit described herein.

(iii)	The requirements set forth in items (i) and (ii) above may be deemed fulfilled if the client seeking access has submitted:

(1)

An affidavit confirming that, within the period established in item (e)(ii), except for transactions directly related to routine transactions in the course of its business activities, it has not transferred local currency funds or other liquid local assets—excluding foreign currency funds deposited in local financial institutions—to any individual or legal entity within Argentina.

(2)

An affidavit signed by each individual or legal entity identified in item (e)(i) to whom the client has transferred funds under the terms of item (e)(ii), confirming compliance with the requirements set forth in items (c), (d), and (e)(ii).

(3)

An affidavit signed by each individual or legal entity identified in item (e)(i), confirming either: (x) compliance with the requirements set forth in items (c) and (d), or (y) that, within the period established in item (e)(ii), except for transactions directly related to routine purchases of goods and/or services between residents, it has not received local currency funds or other liquid local assets—excluding foreign currency funds deposited in local financial institutions—originating from the client or from any entity identified in item (e)(i) to whom the client has transferred funds under the terms of item (e)(ii).

Communication “A” 8108, enacted on September 19, 2024, states that transfers to foreign depositary entities of securities made in connection with a repurchase of debt securities by Argentine residents should not be considered in the affidavits prepared to comply with items (c) and (d) above.

Clients who have acquired BOPREAL bonds in primary bidding under the provisions of “Transactions with BOPREAL” shall not be required to consider, for the purposes of preparing the affidavits set forth in items (c) and (d) above, sales of BOPREAL bonds settled in foreign currency in Argentina or abroad, or transfers of these bonds to custodians abroad, provided such transactions do not exceed the amount acquired in primary bidding. Likewise, they shall not be required to consider, in the aforementioned affidavits, sales of securities settled in foreign currency abroad or transfers of securities to custodians abroad, both executed on or after April 1, 2024, when the market value of such transactions does not exceed the difference between the value obtained from selling BOPREAL bonds settled in foreign currency abroad—acquired in primary bidding for eligible import-related debt for goods and services pursuant to the provisions of “Transactions with BOPREAL”—and their nominal value, if the former is lower.

Finally, Section 3.16.4 of the Foreign Exchange Regulations establishes that financial institutions must obtain prior approval from the Central Bank to grant access to the Foreign Exchange Market for individuals or legal entities listed by ARCA in its database of invoices or equivalent documents classified as fraudulent by said authority. This requirement shall not apply to market access for the repayment of foreign currency financing granted by local financial institutions, including payments for foreign currency transactions made via credit or purchase cards.

Imports payments

Section 3.1 of the Foreign Exchange Regulations allows access to the Foreign Exchange Market for the payment of imports of goods, establishing different conditions depending on whether they are payments of imports of goods with customs entry registration, or payments of imports of goods with pending customs entry registration, and based on the due date of the interest that such commercial debts accrue.

It also provides for the reestablishment of the “SEPAIMPO,” the import payment tracking system, for the purpose of monitoring import payments, import financing and the demonstration of the entry of goods into the country.

In addition, the local importer must designate a local financial entity to act as a monitoring bank, which will be responsible for verifying compliance with applicable regulations, including, among others, the settlement of import financing and the entry of imported goods.

With respect to access to the Foreign Exchange Market for the payment of imports of goods, the following provisions apply:

(I)	Payments for imports of goods with customs entry registration as from December 13, 2023

1.1

Entities may provide access to the Foreign Exchange Market without prior Central Bank approval to make deferred payments for imports of goods with customs entry registration as from December 13, 2023, when in addition to the other applicable regulatory requirements, it is verified that the payment complies with the following schedule, according to the type of goods:

(i)

from its customs entry registration, the payment corresponding to the following goods may be made: (i) petroleum or bituminous mineral oils, their preparations and residues (subchapters 2709, 2710 and 2713 of the NCM); (ii) petroleum gases and other gaseous hydrocarbons (subchapter 2711 of the NCM); (iii) bituminous coal without agglomeration (subchapters 2701.12.00 of the NCM), when the import is carried out by an electricity generation plant; (iv) electricity (subchapters 2716.00.00 of the NCM) and (v) imports formalized from April 15, 2024 of natural uranium, enriched uranium and their compounds (subchapters 2844.10.00 and 2844.20.00 of the NCM), heavy water (subchapter 2845.10.00 of the NCM), or zirconium and its manufactures when corresponding to subchapter 8109.91.00 of the NCM, that are intended for the production of energy or fuels.

(ii)	For all other goods, payment may be made starting 30 (thirty) calendar days from the date of customs clearance of the goods.

Pursuant to Communication “A” 8226, for imports of all types of goods formalized as of April 14, 2025, the timeframe set forth in the previous paragraph shall be reduced to zero (0) calendar days from the date of customs entry registration.

1.2

Entities may also grant access to the Foreign Exchange Market without the prior approval of the Central Bank to make deferred payments for new imports of goods with customs entry registration as from December 13, 2023 before the terms set forth in Section 1.1 above when, in addition to the other applicable regulatory requirements, the payment falls within the situations set forth in Section 10.10.2 of the Foreign Exchange Regulations.

1.3

Access to the Foreign Exchange Market to make payments with pending customs registration shall require the prior approval of the Central Bank except when, in addition to the other applicable requirements, the payment falls within the situations foreseen in Section 10.10.2 of the Foreign Exchange Regulations.

(II)	Stock of debt. Imports of Goods:

Access to the Foreign Exchange Market to make import payments for goods whose customs entry registration occurred up to December 12, 2023, in addition to the remaining applicable requirements, shall require the prior conformity of the Central Bank except when they are transactions financed by financial entities or official credit agencies or international organizations; among other situations set forth in Section 10.11 of the Foreign Exchange Regulations.

Payment for services rendered by non-residents

Pursuant to Section 3.2 of the Foreign Exchange Regulations, entities may access the Foreign Exchange Market to make payments for services rendered by non-residents as long as they have documentation to support the existence of the service.

In the case of commercial debts for services, access is granted as from the expiration date, provided that it is verified that the transaction is declared, if applicable, in the last due presentation of the External Assets and Liabilities Survey.

Regarding access to the Foreign Exchange Market for the payment of service imports, the following provisions apply:

(I)	Payments for services that were or will be rendered or accrued on or after December 13, 2023.

Entities may give access to the Foreign Exchange Market to make payments for non-residents services that were or will be rendered as of December 13, 2023, when, in addition to the other applicable regulatory requirements, the transaction falls within one of the situations detailed below:

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

(ii)	Expenses paid to foreign financial entities for their usual transactions.

(iii)

The payment corresponds to a transaction classified under the concept “S31. Freight services for export of goods,” where the freight costs are included as part of the sales terms agreed upon with the buyer of the goods. The payment is executed once the export has been granted the shipment clearance by customs.

(iv)

The payment corresponds to a transaction classified under the concept “S30. Freight services for import transactions of goods” and is executed once a period has passed, starting from the date the service was provided, equivalent to the time at which payment for the transported goods could begin to be deferred, as stipulated in Section 10.10.1 of the Exchange Regulations.

(v)

The payment corresponds to a transaction classified under the concept “S24. Other personal, cultural, and recreational services” and is executed once a period of 90 (ninety) calendar days has passed since the service was provided or earned. This period will be reduced to 30 (thirty) calendar days when the services are provided or earned from November 29, 2024, by a non-related counterparty to the resident.

(vi)

The payment corresponds to a transaction corresponding to a service not included in Sections 13.2.1. to 13.2.5. of the Foreign Exchange Regulations provided by a non-related counterparty to the resident, and is made after 30 calendar days from the date of rendering or accrual of the service. This deadline will also apply to transfers abroad by local agents for their collection in Argentina of funds corresponding to services provided by non-residents to residents.

(vii)

The payment corresponds to a transaction corresponding for a service not included in items 13.2.1. to 13.2.5. of the Foreign Exchange Regulations provided by a related counterparty to the resident, and is made after 180 calendar days have elapsed from the date of rendering or accrual of the service. Transactions originating from the provision of services by related counterparties will continue to be subject to this requirement even if there is a change in the creditor or debtor that results in no longer having a relationship between the creditor and the resident debtor.

Pursuant to Communication “A” 8226, all services rendered or accrued from April 14, 2025, that do not fall within the purview of items (i) to (iii) above and are provided by an unrelated counterparty to the resident, may be paid upon the date of service provision or accrual, provided that the other applicable regulatory requirements are met. In contrast, services rendered or accrued from the same date and provided by a related counterparty to the resident may only be paid after a period of ninety (90) calendar days from the service date, subject to compliance with the other applicable regulatory requirements.

(II)	Stock of debt of imports of services

Access to the Foreign Exchange Market for payments for services provided and/or accrued by non-residents from December 13, 2023, will be admissible prior to the deadlines set forth in Sections 13.2.3 to 13.2.7. of the Foreign Exchange Regulations, when, in addition to the other applicable requirements, the following situations are verified:

(i)

The customer accesses the Foreign Exchange Market with funds originating from foreign currency financing for service imports granted by a local financial entity, provided that the maturity dates and the principal amounts to be paid of the granted financing are compatible with those provided in Section 13.2. of the Foreign Exchange Regulations.

If the granting of the financing is prior to the date of provision or accrual of the service, the deadlines provided in Section 13.2 of the Foreign Exchange Regulations will be calculated from the estimated date of provision or accrual plus 15 calendar days. If the granting of the financing is after the date of provision or accrual of the service, said deadlines will be calculated from this latter date.

(ii)

The customer has access to the Foreign Exchange Market simultaneously with the settlement of funds for advances or pre-financing of exports from abroad or pre-financing of exports granted by local financial entities with funding in foreign credit lines, to the extent that the stipulations of Section 13.3.1 of the Foreign Exchange Regulations regarding maturity dates and the amounts of principal to be paid for the financing are complied with.

(iii)

The customer accesses the Foreign Exchange Market simultaneously with the settlement of funds originated in an External Financial Indebtedness, to the extent that the provisions of Section 13.3.1 of the Foreign Exchange Regulations regarding maturity dates and principal amounts payable on the financing are complied with.

The portion of the financial indebtedness that is used by virtue of the provisions of this Section may not be computed for the purposes of other specific mechanisms that enable access to the Foreign Exchange Market as from the entry and/or settlement of this type of transactions.

(iv)	In the case that the payment for imports of services is performed within the framework of the mechanism provided for in Section 7.11 of the Foreign Exchange Regulations.

(v)

The customer has a “Certification for the regimes of access to foreign currency for the incremental production of oil and/or natural gas (Decree No. 277/22) issued within the framework of the provisions of Section 3.17 of the Foreign Exchange Regulations.

(vi)	The payment corresponds to the cancellation of transactions financed or guaranteed prior to December 13, 2023, by local or foreign financial entities.

(vii)

The payment corresponds to the cancellation of transactions financed or guaranteed prior to December 13, 2023, by international organizations and/or official credit agencies. Entities may also consider as a transaction guaranteed by an official credit agency those covered by a guarantee issued by a private insurer on behalf of a national government of another country. In all cases, the intervening entity must have documentation explicitly confirming this situation.

(viii)

The payment is made on the closing date of a repurchase and/or debt redemption transaction under Sections 3.5.3.1. or 3.6.4.4. of the Foreign Exchange Regulations, and relates to services provided by non-residents arising from the issuance of the new debt securities and/or the repurchase and/or redemption transaction.

(ix)	The payment is to a counterparty not related to the client and is completed through an exchange and/or arbitration with the funds deposited in a foreign currency account in a local financial entity.

(III)	Payments for services provided or accrued by non-residents until December 12, 2023.

The Central Bank’s prior approval shall be required for access to the Foreign Exchange Market to make payments for non-resident services rendered or accrued up to December 12, 2023, except when in addition to the other applicable requirements, the entity verifies compliance with the requirements set forth in Section 13.5. of the Foreign Exchange Regulations.

Payments for debt securities subscribed abroad and external financial indebtedness with foreign entities

As previously mentioned, for resident debtors to access the Foreign Exchange Market to make capital or interest payments on External Financial Indebtedness, it is required that an amount equivalent to the nominal value of the External Financial Indebtedness has been entered into Argentina and settled through the Foreign Exchange Market, and that the transaction has been declared in the External Assets and Liabilities Survey. See “—Debt securities subscribed abroad and external financial indebtedness.”

This requirement for entry and settlement will be considered fulfilled in the following cases:

(1)	Indebtedness disbursed before September 1, 2019.

(2)

Indebtedness originating from September 1, 2019, which does not generate disbursements due to refinancing of capital and/or interest on external financial indebtedness that had access under the applicable regulations, as long as the refinancing does not bring forward the maturity of the original debt.

(3)	For the amount of the applicable origination and/or issuance expenses and other expenses debited abroad for the banking transactions involved.

(4)	For the difference between the effective value and the nominal value in publicly registered debt securities issued below par.

(5)	For the portion corresponding to a capitalized interest in accordance with the financing agreement.

(6)

For the portion of publicly registered debt securities issued between October 9, 2020, and December 31, 2023, with an average duration not less than 2 (two) years, which were delivered to creditors of external financial indebtedness and/or foreign currency-denominated public debt securities with maturities between October 15, 2020, and December 31, 2023, as part of the refinancing plan required under item 7 of Communication A 7106 and related provisions (as included in item 3.17 of Annex of Communication A 7914), based on the parameters defined in the Foreign Exchange Regulations.

(7)

For the portion of public debt securities issued from January 7, 2021, which were delivered to creditors to refinance preexisting financial debts with an extension of the average duration, corresponding to the refinanced capital amount, accrued interest up to the refinancing date, and, to the extent that the new debt securities do not have capital maturities during the first 2 (two) years, the amount equivalent to the interest that would accrue in the first 2 (two) years on the debt being refinanced in advance and/or the deferral of the refinanced capital and/or the interest that would accrue on the amounts so refinanced.

(8)

For the portion subscribed in foreign currency in Argentina for public debt securities issued abroad starting from February 5, 2021, provided that all conditions outlined in the Foreign Exchange Regulations are met.

(9)

For external indebtedness originating from September 1, 2019 in a refinancing of the capital and/or interest on commercial debts with the foreign creditor, provided that the new financial debt does not anticipate maturity dates concerning the refinanced commercial debt nor involve payments before the date the client could have accessed for the commercial debt under the applicable regulations.

(10)

For External Financial Indebtedness falling under sections 7.11.1.3 and 7.11.1.5 of the Foreign Exchange Regulations, provided that evidence of customs entry registration of goods with a value equivalent to the received financing is presented. The value of freight expenses stated in the transportation documentation associated with the customs entry registration of the goods may also be counted, provided that the funds from the transactions outlined in the mentioned sections were used for direct payment to the freight service provider of imports not included in the agreed purchase condition.

(11)

External Financial Indebtedness that falls under Section 7.10.2.2.ii) of the Foreign Exchange Regulations, provided that evidence of customs entry registration of goods with a value equivalent to the received financing is presented.

(12)

For the portion of new debt securities delivered by a resident to their creditors as participation premium, repurchase, early redemption, or similar, in the framework of a debt exchange, repurchase, and/or early redemption transaction of External Financial Indebtedness, provided that:

(a)

The nominal value of the new securities delivered, in the concept of participation premium, repurchase or early redemption or similar, does not exceed the equivalent of 5% (five percent) of the capital value of the debt effectively exchanged or repurchased; and

(b)

The new debt securities provide at least 1 (one) year of grace for capital repayment and imply a minimum extension of 2 (two) years regarding the average duration of the remaining capital of the exchanged or repurchased debt.

Section 3.5.4 of the Foreign Exchange Regulations establishes that, as long as the prior approval requirement for access to the Foreign Exchange Market for paying capital and interest on External Financial Indebtedness remains in force, this requirement will not be applicable when all of the following conditions are met:

(a)	The funds were used to finance projects within the “Argentine Natural Gas Production Promotion Plan – 2020-2024 Supply and Demand Scheme” established in Article 2 of Decree No. 892/20 (“Plan GasAr”);

(b)	The funds have been entered and settled through the Foreign Exchange Market as from November 16, 2020; and

(c)	The indebtedness has an average duration of no less than 2 (two) years.

Payments under related counterparty debt

Prior approval from the Central Bank is required to access the Foreign Exchange Market for the cancellation of principal and interest of External Financial Indebtedness when the creditor is a related counterparty to the resident debtor, in accordance with section 3.5.6 of the Foreign Exchange Regulations. Additionally, debts covered by this section will continue to be subject to prior approval even if there is a modification of the creditor or debtor that results in no longer having a relationship between the creditor and the resident debtor.

Prior approval from the Central Bank will not be required when:

(i)	it is related to transactions specific to local financial institutions;

(ii)	it is an External Financial Indebtedness with an average maturity of no less than 2 (two) years, and the funds have been entered and settled through the Foreign Exchange Market from October 2, 2020;

(iii)

it is a payment of compensatory interest accruing from January 1, 2025, on the remaining original value of financial debts with related foreign counterparties. Penalty or other equivalent interest that accrues from January 1, 2025, will still be subject to the prior approval requirement;

(iv)	it is a payment of interest that is made simultaneously with the settlement for at least an equivalent amount of:

(a)

new External Financial Indebtedness with an average maturity of no less than 2 (two) years and providing at least 1 (one) year of grace for principal payments, both counted from the date access to the market is granted.

(b)	new direct investment contributions from non-residents.

The financial debts and/or direct foreign investment contributions, which cannot be considered for other mechanisms under the Foreign Exchange Regulations, may be entered and settled by the debtor making the interest payment or by another resident company belonging to the same economic group.

(v)

it is an External Financial Indebtedness with an average maturity of no less than 2 (two) years settled between August 27, 2021, and December 12, 2023, and was used to pay commercial debts for the import of goods and services, based on the issuance of a “Certification of entry of new financial indebtedness with the exterior” under item 1 of Communication A 7348 and related provisions (provisions received in item 3.19 of the Annex to Communication A 7914).

(vi)

it is an External Financial Indebtedness with an average maturity of no less than 2 (two) years originating between August 27, 2021, and December 12, 2023, from a refinancing of commercial debts for the import of goods and services with the same creditor, under item 20 of Communication A 7626 and related provisions (provisions received in item 3.20 of the Annex to Communication A 7914).

(vii)

the client has a “Certification for foreign exchange access regimes for incremental oil and/or natural gas production (Decree 277/22)” issued in the framework of Section 3.17 of the Foreign Exchange Regulations, for the equivalent of the principal amount being paid.

(viii)

it is an External Financial Indebtedness under the mechanism of Section 7.11 of the Foreign Exchange Regulations, and the access date is consistent with the conditions required to fit within that mechanism.

(ix)

the client has a “Certification of increased goods exports” for the years 2021 to 2023 issued under Section 3.18 of the Foreign Exchange Regulations for the equivalent of the principal amount being paid.

(x)	the client is a VPU participant under RIGI that settles principal or interest of External Financial Indebtedness as provided in section 14.2.1 of the Foreign Exchange Regulations.

(xi)

it is the payment of principal on External Financial Indebtedness owed to related parties of the debtor, provided that such indebtedness has an average life of no less than 180 days and the funds have been duly transferred into and settled through the Foreign Exchange Market on or after April 21, 2025.

Payments of debt securities or other debt instruments denominated and payable in foreign currency in Argentina

Pursuant to Section 2.5 of the Foreign Exchange Regulations, issuances by residents of publicly registered debt securities in Argentina that do not constitute External Financial Indebtedness and/or promissory notes with a public offering issued under General Resolution No. 1003/24 of the CNV and related regulations, and/or fiduciary debt securities issued by trustees of fiduciary trusts with a public offering carried out in accordance with CNV provisions in the matter, denominated and subscribed in foreign currency, must be settled in the Foreign Exchange Market as a requirement for subsequent access to said market to address their capital and/or interest services in foreign currency in Argentina under the provisions of this section.

Access to the Foreign Exchange Market for the repayment of debts and other obligations in foreign currency between residents, incurred after September 1, 2019, is prohibited.

However, exceptions are made for the cancellation in Argentina of principal and interest upon maturity of:

(i)	Foreign currency financing granted by local financial institutions (including payments for foreign currency consumption through credit or purchase cards).

(ii)

Debt securities issued as from September 1, 2019, for the purpose of refinancing debts covered in item (1) of the following paragraph and which involve an increase in the average maturity of the obligations.

(iii)

Debt securities issued as from November 29, 2019, with public registration in Argentina that do not qualify as External Financial Indebtedness, denominated and subscribed in foreign currency, and whose capital and interest services are payable in foreign currency, provided that all funds obtained have been settled in the Foreign Exchange Market.

(iv)

Promissory notes with public offering issued under General Resolution 1003/24 of the CNV and related regulations, denominated and subscribed in foreign currency, and whose capital and interest services are payable in foreign currency in Argentina, provided that all funds obtained have been settled in the Foreign Exchange Market.

(v)

Fiduciary debt securities issued by trustees of financial trusts with a public offering conducted in accordance with the provisions of the CNV, denominated and subscribed in foreign currency, and whose capital and interest services are payable in foreign currency in Argentina, provided that all funds obtained have been settled in the Foreign Exchange Market.

Entities may also grant access to the Foreign Exchange Market for the cancellation upon maturity of:

(1)	Foreign currency obligations between residents formalized through public records or deeds as of August 30, 2019.

(2)	Foreign currency financing granted by local financial institutions pending as of August 30, 2019.

Access to the Foreign Exchange Market before maturity will require prior approval from the Central Bank, except when the transaction falls under one of the following situations and all conditions established in each case are met:

(i)	When the debt originates from foreign currency financing granted by local financial institutions for foreign currency consumption made through credit or purchase cards.

(ii)	In case of other foreign currency financing from local financial institutions being paid off simultaneously with the settlement of funds from abroad for new borrowings:

(a)	The early payment is made simultaneously with funds settled from new External Financial Indebtedness and/or new prefinancing of exports from abroad;

(b)	The average maturity of the new indebtedness is longer than the remaining average maturity of the debt being paid off;

(c)

The accumulated amount of principal payments of the new indebtedness, at any time until the maturity date of the debt being canceled, may not exceed the accumulated principal payments of the financing being paid off; and

(d)

If the new indebtedness is a prefinancing of exports from abroad, the entity must have an affidavit from the client stating that prior approval from the Central Bank will be required for the application of export currency collections to the early repayment of principal before the maturities counted for compliance with the conditions mentioned.

If the pre-canceled financing by the client was granted from a credit line from abroad, the financial institution may also pre-cancel the principal and accrued interest from the credit line for the proportion of the debt repaid early.

(iii)	In case of early cancellation of interest within a debt exchange process:

(a)

The early cancellation of interest is made within a debt exchange process of securities issued by the client, in which the creditor is delivered a new security with public registration in Argentina that does not qualify as External Financial Indebtedness;

(b)	The amount paid before maturity corresponds to interest accrued up to the closing date of the exchange;

(c)	The average duration of the new debt securities is longer than the remaining average duration of the exchanged securities; and

(d)

The accumulated amount of principal payments of the new securities, at no time until the maturity date of the debt being canceled, may exceed the amount accumulated by the principal payments of the exchanged securities.

(iv)

In case of early cancellation of principal and interest from a debt security covered in this section with the settlement of funds entered from abroad through the issuance of a new debt security that qualifies as External Financial Indebtedness:

(a)

The early cancellation of principal is made simultaneously with the settlement of funds from abroad through the issuance of a new debt security that qualifies as External Financial Indebtedness issued within a refinancing, repurchase, and/or early redemption transaction;

(i)

The new debt security includes a one (1) year grace period for capital repayment, and its average duration is at least two (2) years longer than the remaining average duration of the debt security being canceled; and

(ii)

The accumulated amount of principal payments of the new indebtedness may not exceed, until the maturity date of the canceled debt, the amount accumulated by the principal payments of the debt being canceled.

(b)

The early cancellation of interest corresponds to the interest accrued on the refinanced debt until the closing date of the repurchase and/or redemption transaction, without the need for an equivalent funds settlement.

Additionally, the entity may grant the client access to the Foreign Exchange Market to:

(c)

Pay for a repurchase premium, early redemption, or similar, up to the equivalent of 5% (five percent) of the principal amount of the repurchased and/or redeemed debt security, provided that the payment is made simultaneously with the settlement of funds entered from abroad by the new debt security exceeding the principal amount being pre-canceled, by at least an amount equivalent to the premium paid.

(d)

Pay, at the closing date of the repurchase and/or redemption transaction, without the need for an equivalent funds settlement, the issuance costs or other services provided by non-residents in the context of the issuance of the new debt securities and/or the repurchase and/or redemption transaction.

(v)	In case of early cancellation of principal and interest from a debt security covered in this section simultaneously with the settlement of other External Financial Indebtedness:

(a)	The early cancellation of principal and interest is made simultaneously with funds settled from new External Financial Indebtedness;

(b)	The average duration of the new indebtedness is longer than the remaining average duration of the debt security being canceled; and

(c)

The accumulated amount of principal payments of the new indebtedness, at no time until the maturity date of the debt being canceled, may exceed the amount accumulated by the principal payments of the debt security being canceled.

(vi)	In the case of early cancellation of principal and interest from a debt security covered in this section simultaneously with the settlement of a new debt security of the same type:

(a)

The early cancellation of principal and interest from a debt security covered in this section is made simultaneously with the funds settled by the issuance of a new debt security with public registration in Argentina that does not qualify as External Financial Indebtedness, denominated and subscribed in foreign currency, and whose services are payable in foreign currency; and

(b)	The average duration of the new security is longer than the remaining average duration of the debt security being canceled; and

(c)

The accumulated amount of principal payments of the new debt security, at no time until the maturity date of the debt being canceled, may exceed the amount accumulated by the principal payments of the debt security being canceled.

(vii)

The client is a VPU adhered to the RIGI that early cancels principal or accrued interest from debts covered in this section in accordance with the provisions of Section 14.2.1 of the Foreign Exchange Regulations.

Issuances of debt securities with public registration in Argentina that meet the conditions set forth in this section for access to the Foreign Exchange Market will be allowed to cancel their capital and interest services upon maturity through the application of export collections of goods and services in Argentina, provided that the requirements set forth in Section 7.9 of the Foreign Exchange Regulations are met.

Transactions with BOPREAL

The BOPREAL are securities issued by the Central Bank for importers of goods and services with pending payment obligations for imports of goods with customs registration and/or services effectively provided prior to December 12, 2023.

a)	For Importers of Goods:

Importers of goods can subscribe BOPREAL for up to the amount of the pending debt for their imports of goods with customs entry registration before December 12, 2023. The entity making the subscription offer on behalf of the client must have the respective certifications on the outstanding debt amount issued by the entity/entities responsible for monitoring the officializations involved in the SEPAIMPO, in order to verify that all of the following conditions are met:

(i)	The obligation qualifies as a debt for goods imports as indicated in Section 10.2.4 of the Foreign Exchange Regulations.

(ii)	The transaction is declared, if applicable, in the last overdue submission of the External Assets and Liabilities Survey.

(iii)	The conditions set forth in Section 10.3.2.1 of the Foreign Exchange Regulations for access to the Foreign Exchange Market are met, except for the condition specified in item (viii).

(iv)	The client meets the supplementary requirements outlined in Sections 3.16.2 to 3.16.5 of the Foreign Exchange Regulations.

(v)	The client provides an affidavit stating that the debt for which they are requesting subscription is pending payment.

In certain cases, the entity making the subscription offer on behalf of the client must have an affidavit from the client confirming that they have not requested the use of this mechanism through another entity for that debt.

For Importers of Services:

Importers of services can subscribe BOPREAL for up to the amount of the pending debt for their imports of services in which the provision or accrual of the service by the non-resident took place before December 12, 2023.

The entity making the subscription offer on behalf of the client must have the documentation that supports the existence of the service, the amount owed as of the subscription date, and verify that all of the following conditions are met:

(i)	The obligation qualifies as a debt for service imports as indicated in the second paragraph of Section 13.1.2 of the Foreign Exchange Regulations.

(ii)	The transaction is declared, if applicable, in the last overdue submission of the External Assets and Liabilities Survey.

(iii)	The client meets the supplementary requirements outlined in Sections 3.16.2 to 3.16.5 of the Foreign Exchange Regulations.

(iv)

The client provides an affidavit stating that the debt for which they are requesting subscription is pending payment and that they have not requested the use of this mechanism through another entity for this debt.

For Profits and Dividends of Non-Resident Shareholders Pending Payment or Already Received in Argentina:

When it comes to profits and dividends pending payment to non-residents as determined by the shareholders’ meeting, clients can subscribe BOPREAL for up to the equivalent amount in local currency of the profits and dividends pending payment to non-resident shareholders as determined by the shareholders’ meeting.

The entity that makes the subscription offer on behalf of the client must verify compliance with the following requirements:

(i)	The entity has documentation to support that the outstanding debt corresponds to profits and dividends from closed and audited financial statements.

(ii)	The transaction is declared, if applicable, in the latest overdue submission of the External Assets and Liabilities Survey.

(iii)	The client meets the supplementary requirements outlined in Sections 3.16.2 to 3.16.5 of the Foreign Exchange Regulations.

(iv)	The client provides an affidavit stating that:

(a)	The profits and dividends for which they are requesting subscription are pending payment;

(b)	They have not requested the use of this mechanism from another entity for this debt, and

(c)

They acknowledge that they will not have access to the Foreign Exchange Market to pay the equivalent of the debt for which they subscribed unless the payment is made via exchange and arbitrage with funds deposited in a local account, originating from the collection of capital and interest in foreign currency from the BOPREAL bonds.

Non-resident clients, for profits and dividends received since September 1, 2019, may subscribe BOPREAL for up to the equivalent amount in local currency of the profits and dividends received from that date, adjusted by the most recent CPI available at the time of subscription. The entity making the subscription offer on behalf of the client must verify compliance with the requirements outlined in Section 4.6.2 of the Foreign Exchange Regulations.

Complementary Provisions on BOPREAL:

Clients may, provided that the applicable requirements are met, access the Foreign Exchange Market through the execution of an exchange and/or arbitration with funds deposited in a local account, originating from the collection of capital and interest in foreign currency from BOPREAL bonds, to carry out the following transactions:

(i)

Payment of commercial debts for imports of goods with customs entry registration up to December 12, 2023, which were eligible according to the provisions of section (a) above. Payments made through the Local Currency System (the “LCS”) from the sale of funds deposited in a local account, originating from the collection of capital and interest in foreign currency from BOPREAL bonds, may also be considered under this section.

(ii)

Payment of commercial debts for imports of services rendered or accrued up to December 12, 2023, which were eligible according to the provisions of section (b) above. Payments made through the LCS from the sale of funds deposited in a local account, originating from the collection of capital and interest in foreign currency from BOPREAL bonds, may also be considered under this section.

(iii)	Payment of debts to non-resident shareholders for profits and dividends, which were eligible according to the provisions of the first paragraph of section (c) above.

(iv)

The repatriation of portfolio investments of non-residents originating from profits and dividends collected in Argentina since September 1, 2019, as determined by the shareholders’ meeting based on closed and audited financial statements, which were eligible according to the provisions of the second paragraph of section (c) above.

Clients who have acquired BOPREAL bonds in primary bidding under the provisions of sections (a), (b), and the first paragraph of section (c) may execute sales of securities against a wire transfer to a third-party account abroad, provided that the requirements outlined in Section 4.3.2.3. of the Foreign Exchange Regulations are met, when selling the BOPREAL bonds acquired by the seller in the aforementioned primary biddings.

They may also liquidate, under the conditions outlined in the previous paragraph, other sales of securities made from April 1, 2024, provided that the market value of these transactions does not exceed the difference between the amount obtained from the sale with settlement in foreign currency abroad of BOPREAL bonds acquired in primary bidding for eligible import debts of goods and services and their nominal value, should the former be lower.

Section 4.7 of the Foreign Exchange Regulations sets forth a series of transactions that may be carried out by clients who acquired BOPREAL in primary bidding.

In the event that a client has executed a sale with a repurchase obligation using BOPREAL bonds acquired in primary bidding, the following will apply:

(1)	The sale of the bonds at the origin of the transaction shall not be taken into account for the preparation of the affidavits stipulated in sections (c) and (d) of “General Requirements”;

(2)

The aforementioned sale will not entitle the client to carry out securities transactions based on the difference between the amount obtained from the sale and the nominal value of the BOPREAL bonds acquired in primary bidding for eligible import debts of goods and services.

(3)	Once the client has regained possession of the BOPREAL bonds, the securities will be subject to the same treatment as bonds acquired in primary bidding.

Repatriations of direct investments and other foreign currency purchases by non-residents

Pursuant to Section 3. 13 of the Foreign Exchange Regulations, prior approval from the Central Bank will be required for access to the Foreign Exchange Market for the repatriation of investments by non-residents and other foreign currency purchases by non-resident clients, except for the following transactions:

(i)	International organizations and institutions performing the functions of official credit agencies;

(ii)	Diplomatic and consular representations, and accredited diplomatic personnel in Argentina for transfers made in the exercise of their functions;

(iii)

Representations in Argentina of Courts, Authorities or Offices, Special Missions, Commissions, or Bilateral Bodies established by International Treaties or Agreements, in which Argentina is a party, to the extent that transfers are made in the exercise of their functions;

(iv)

Transfers abroad on behalf of individuals who are beneficiaries of pensions and/or retirements paid by the ANSES or other pension agencies and/or pension annuities as provided by Section 101 of Law No. 24,241, for up to the amount received for such concepts in the last 30 calendar days, provided that the transfer is made to a bank account in the beneficiary’s registered country of residence

(v)

Purchase of foreign currency in cash by non-residents for tourism and travel expenses, up to a maximum amount of U.S.$. 100, to the extent that the financial institution can verify in the online system implemented by the Central Bank that the customer has settled an amount equal to or greater than the amount to be purchased within the 90 days prior to the transaction;

This transaction will become effective upon the registration of the client’s foreign currency sale with the Central Bank by the intermediary entity, in accordance with the established guidelines. It should be noted that transactions involving the framing of settlements during their validity, specifically those pertaining to securities on behalf of and for the account of non-resident tourists, will not be considered for the purposes of this section.

(vi)	Transfers to bank accounts abroad of individuals for funds received in Argentina related to benefits granted by the Federal Government under Laws 24,043, 24,411, and 25,914 and related legislation;

(vii)

Repatriations of direct investments by non-residents in companies that are not controlling entities of local financial institutions, provided that the capital contribution was entered and settled through the Foreign Exchange Market as from October 2, 2020, and the repatriation occurs at least 2 (two) years after the contribution.

(viii)

Repatriations of direct investments by non-residents in companies that are not controlling entities of local financial institutions, provided that the capital contribution was entered and settled through the Foreign Exchange Market as from April 21, 2025, and the repatriation occurs at least 180 days after the settlement of the contribution funds.

(ix)

Repatriation of direct investments by non-residents is permitted up to the amount of investment contributions entered and settled through the Foreign Exchange Market as of November 16, 2020, provided that all of the following conditions are met: (a) the destination of the funds has been the financing of projects framed within the Plan GasAr 2020-2024; (b) the entity has documentation proving the effective entry of the direct investment into the resident company; and (c) access occurs no earlier than two calendar years from the date of settlement in the Foreign Exchange Market of the transaction that allows for compliance with this section.

(x)

Repatriation of direct investments by non-residents in companies that are not controlling companies of local financial entities is permitted, provided that the relevant entity has obtained a “Certification for the Foreign Exchange Access Regimes for Incremental Oil and/or Natural Gas Production (Decree No. 277/22),” issued in accordance with the provisions of Section 3.17 of the Foreign Exchange Regulations. The repatriated amount must be equivalent to the original investment.

(xi)

Repatriations of portfolio investments by non-residents originating from profits and dividends collected in Argentina since September 1, 2019, from distributions determined by the shareholders’ meeting for closed and audited balances are permitted, provided that the transaction is carried out through an exchange and/or arbitration with funds deposited in a local account and originating from collections in foreign currency of principal or interest on BOPREAL bonds.

(xii)	Repatriations of direct investments by non-residents in companies through access by the resident who acquired their stake in a resident company, provided that:

(a)

The access occurs simultaneously with the settlement of funds entered from abroad through External Financial Indebtedness or funds from a financial loan in foreign currency granted by a local financial institution from a credit line of a foreign financial institution, with a minimum average duration of 4 (four) years and at least 3 (three) years of grace for capital repayment;

(b)	The resident company whose capital is being transferred is in one of the following sectors: forestry industry, tourism, infrastructure, mining, technology, steel industry, energy, oil, and gas; and

(c)	The transaction involves the transfer of at least 10% (ten percent) of the resident company’s capital.

If, at the time of access, the client does not have the documentation proving their possession of the capital stake being paid, they must submit an affidavit committing to present the documentation within 60 (sixty) calendar days of access to the Foreign Exchange Market.

(xiii)	Repatriations of direct investment contributions by non-residents in a VPU adhered to the RIGI under Section 14.2.3 of the Foreign Exchange Regulations.

(xiv)

Repatriation by non-residents of principal, returns, and proceeds from the sale of portfolio investments in instruments traded on local markets authorized by the CNV, as long as: (i) a local financial institution certifies that the investment was made with funds transferred into and settled through the Foreign Exchange Market on or after April 21, 2025; (ii) documentation is available evidencing that the amount for which access to the Foreign Exchange Market is sought does not exceed the income received and/or the actual proceeds from the sale of the investment; and (iii) the repatriation takes place no less than 180 days after the settlement of the relevant funds. If the income from services or the proceeds from the sale of the investment are received in foreign currency, the repatriation may be carried out for up to the equivalent amount received.

Access to the Foreign Exchange Market by individuals

Financial institutions may grant resident individuals access to the foreign exchange market, without prior authorization from the Central Bank, for the purchase of foreign currency in cash for holding purposes or for the establishment of deposits, provided that all of the following requirements are met:

(i)

The transaction must be processed through a debit from the customer’s account at local financial institutions, or if the customer uses local currency in cash, the total amount in local currency may not exceed the equivalent of U.S.$ 100 per calendar month, across all financial institutions and for all specified concepts.

If the customer opts to use cash in local currency, the institution must obtain an affidavit from the customer affirming compliance with the aforementioned requirement.

(ii)

The selling institution must either deliver the foreign currency in cash to the customer or credit the funds to a foreign currency account held by the customer at a local financial institution or to a bank account held by the customer abroad, as applicable.

(iii)	The institution must have recorded the transaction in the online system implemented for this purpose by the Central Bank.

(iv)	In all cases, the institution must obtain evidence that the customer has income and/or assets consistent with savings in foreign currency.

Access to the Foreign Exchange Market by guarantee trusts for the payment of principal and interest

Pursuant to Section 3.7 of the Foreign Exchange Regulations, Argentine guarantee trusts created to guarantee principal and interest payments of resident debtors may access the Foreign Exchange Market to make such payments at their scheduled maturity, to the extent that, in accordance with the applicable regulations in force, the debtor would have had access to the Foreign Exchange Market to make such payments directly.

Access to the Foreign Exchange Market by other residents -excluding entities- for the formation of foreign assets and for derivative transactions

Pursuant to Section 3.10 of the Foreign Exchange Regulations, access to the Foreign Exchange Market for the constitution of foreign assets and for derivative transactions by legal entities that are not authorized to operate in the foreign exchange market, local governments, mutual funds, or other entities established in Argentina, requires prior authorization from the Central Bank.

Financial derivative transactions

Entities may grant access to the Foreign Exchange Market for the payment of premiums, the establishment of guarantees, and the settlement of obligations arising from interest rate hedge contracts for residents’ obligations with foreign parties, which have been declared and validated, where applicable, in the External Assets and Liabilities Survey, provided that the risks covered do not exceed the external liabilities actually registered by the debtor in the interest rate whose risk is being hedged through the contracts.

The client accessing the Foreign Exchange Market through this mechanism must designate an entity to monitor the transaction and provide an affidavit committing to deposit and settle any funds due to the local client as a result of the transaction or the release of the funds from the established guarantees, within five (5) business days.

Other financial derivative transactions for residents that are not entities authorized to operate in the foreign exchange market shall be governed by the provisions of Sections 3.8 and 3.10 of the Foreign Exchange Regulations, as applicable.

All settlements of futures transactions on regulated markets, forwards, options, and any other type of derivative contracts entered into within Argentina by entities from September 11, 2019, onwards must be conducted in local currency.

Profit and dividend payment

Pursuant to Section 3.4 of the Foreign Exchange Regulations, access to the Foreign Exchange Market for the transfer of foreign currency abroad for the payment of dividends and profits to non-resident shareholders is subject to the prior approval of the Central Bank, unless the following requirements are met:

(1)	The profits and dividends must correspond to closed and audited balance sheets.

(2)	The total amount paid to non-resident shareholders shall not exceed the amount in Pesos that correspond according to the distribution determined by the shareholders’ meeting.

(3)	If applicable, the External Assets and Liabilities Survey must have been complied with for the transactions involved.

(4)	The company falls within one of the following situations and fulfills all the conditions stipulated in each case:

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

(b)

Profits generated in projects under the Plan GasAr 2020-2024. In this case, (i) the profits generated by the foreign direct investment contributions entered and settled through the Foreign Exchange Market as from November 16, 2020, destined to the financing of projects framed within the Plan GasAr 2020-2024. If the client is a direct beneficiary of Decree No. 277/2022, the value of the benefits of the decree used by the client, directly or indirectly, shall be deducted from the amount allowed in the preceding paragraph, (ii) the access to the Foreign Exchange Market occurs no earlier than two years from the date of settlement in the Foreign Exchange Market of the contribution that allows the framing in this section, and (iii) the client must submit the documentation supporting the definitive capitalization of the contribution.

(c)

The client must have a Certification of Increased Exports of Goods for the years 2021 to 2023, issued in accordance with Section 3.18 of the Foreign Exchange Regulations, for the equivalent value of the profits and dividends being paid.

(d)

It has a “Certification for the Foreign Exchange Access Regimes for Incremental Oil and/or Natural Gas Production (Decree No. 277/22)” issued under the provisions of section 3.17. of the Foreign Exchange Regulations, for the equivalent value of the profits and dividends being paid.

(e)	The client engages in an exchange and/or arbitration transaction with funds deposited in a local account and originating from collections in foreign currency of principal or interest on BOPREAL.

(f)

The client is a VPU adhered to the RIGI and the profits correspond to foreign direct investment contributions that fall under Section 14.2.2 of the Foreign Exchange Regulations, the client must present documentation that supports the definitive capitalization of the contribution. In this case, the client must present documentation that supports the definitive capitalization of the contribution.

In accordance with the terms of Communication “A” 8226, financial institutions are authorized to grant clients access to the Foreign Exchange Market to remit foreign currency abroad as profits and dividends to non-resident shareholders, pursuant to the aforementioned Section 3.4 of the Foreign Exchange Regulations, provided that such distributions arise from distributable earnings based on net income reported in regular, audited annual financial statements for fiscal years beginning on or after January 1, 2025.

Other specific provisions

Swap and arbitrage transactions

Financial institutions may carry out foreign exchange swap and arbitrage transactions not associated with the inflow of foreign currency from abroad in the following cases with their clients:

(i)	An individual transfers funds from his local accounts (which are already in foreign currency) to his own bank accounts outside of Argentina.

(ii)

The transfer of foreign currency abroad by local common depositaries of marketable securities in connection with income received in foreign currency on account of principal and interest services on Argentine Treasury bonds or Central Bank bonds when such transaction is part of the payment procedure at the request of foreign common depositaries.

(iii)

Transfers of foreign currency abroad to make payments for imports of goods and services under Sections 10.10.2.12., 10.10.2.13., and 13.3.9. of the Foreign Exchange Regulations, from foreign currency funds deposited in local financial institutions.

(iv)

Arbitrage transactions not originating in transfers from abroad may be carried out without any restriction, to the extent that the funds are debited from a foreign currency account held by the customer with a local financial institution. To the extent that the funds are not debited from a foreign currency account held by the customer, these transactions may be carried out by individuals, without the prior approval of the Central Bank, up to the amount allowed for the use of cash under Sections 3.8. and 3.13 of the Foreign Exchange Regulations.

(v)

Exchange and arbitrage transactions with funds deposited in a local account and originating from capital and interest payments in foreign currency from BOPREAL bonds, provided that the applicable requirements are met, intended for: (a) Payment of commercial debts for imports of goods with customs entry registration up to December 12, 2023, eligible under Section 4.4 of the Foreign Exchange Regulations; (b) Payment of commercial debts for services rendered or accrued up to December 12, 2023, eligible under Section 4.5 of the Foreign Exchange Regulations; (c) Payment of debts with non-resident shareholders for eligible profits and dividends under Section 4.6.1 of the Foreign Exchange Regulations; (d) Repatriation of portfolio investments of non-residents originating from profits and dividends received in Argentina since September 1, 2019, from the distribution determined by the shareholders’ meeting based on closed and audited financial statements, eligible under Section 4.6.2 of the Foreign Exchange Regulations.

(vi)

Transfer of foreign currency abroad by a local government from its foreign currency holdings deposited in local financial entities, including those constituting a surplus as provided in Section 3.16.2 of the Foreign Exchange Regulations, is permitted provided that the regulatory requirements applicable to the type of transaction to be carried out in the case that it is processed against Pesos are met.

(vii)

All other exchange and arbitrage transactions may be conducted by clients without the prior approval of the Central Bank, provided that, when executed as individual transactions involving Pesos, they can be carried out without such approval in accordance with the applicable Foreign Exchange Regulations. This also applies to local custodians of securities regarding foreign currency income received as payments of principal and interest on foreign currency securities paid in Argentina.

If the transfer is made in the same currency in which the account is denominated, the financial institution will credit or debit the same amount as that received or sent from abroad. When the financial institution charges a commission or fee for these transactions, it will be instrumented in a specifically designated Section.

Securities transactions

CNV Rules establish a minimum holding period of 1 business day counted as of its accreditation at the Central Depository Agent of Negotiable Securities (Agente Depositario Central de Valores Negociables) applicable only to clients who are not considered resident individuals in Argentina for:

a)	sales of securities with settlement in foreign currency, regardless of jurisdiction or issuance law, to the extent that the purchase of said securities has been made with Pesos;

b)

transfers of securities acquired with settlement in local currency to foreign depository entities, regardless of issuance law, unless their accreditation (i) results from a primary placement of securities issued by the National Treasury or BOPREAL issued by the Central Bank, (ii) refers to transactions under section 3.16.3.6(v) and the second paragraph of section 4.7.2.2. of the Foreign Exchange Regulations, or (iii) refers to Argentine shares and/or CEDEARs traded in markets regulated by the CNV.

c)	applying securities from foreign depository entities to transactions with settlement in foreign currency.

Intermediaries and trading agents must verify compliance with the aforementioned minimum holding periods.

Transfers of securities to foreign depositary entities made by the client for the purpose of participating in a debt securities exchange issued by the Argentine government, local governments, or resident private sector issuers are not included in the aforementioned provisions. The client must present the corresponding certification for the exchanged debt securities.

Pursuant to currently applicable CNV Rules, prior to executing or registering any of the securities trade set forth in Sections 3.16.3.1. and 3.16.3.2. of the Foreign Exchange Regulations in CNV-authorized markets, local brokers must:

a)

if the trade is to be performed by non-resident clients that do not qualify as foreign brokers: (i) ensure that the trades are for such client’s own portfolio and financed with its own funds, and (ii) ensure the trades do not exceed Ps. 200 million per day;

b)

if the trade is to be performed by non-resident clients that qualify as foreign brokers, whether acting for their own portfolio or on behalf of Argentine clients, ensure that the trades do not exceed Ps. 200 million per client per day. If the foreign broker is acting as a depositary of shares issued by local issuers and carries out the trade for purposes of paying dividends to holders of ADRs, GDRs or similar certificates held in custody abroad, it is not subject to this requirement;

c)	if the trade is to be performed by resident clients, acting on behalf of resident or non-resident third parties, ensure that the trades do not exceed Ps. 200 million per client per day; and

d)	if the trade is to be performed by resident clients acting for their own portfolio and financed with their own funds, the above-mentioned daily trading limit does not apply.

The aforementioned trade restrictions do not apply to BOPREAL acquired in primary bidding and to the sale of securities with settlement in foreign currency and in the local jurisdiction previously acquired in Pesos by individual or corporate resident clients with funds from UVA mortgage loans. These clients must be granted the funds by financial entities authorized to act as such under terms of Law No. 21,526. Furthermore, the proceeds from these sales must be applied to the purchase of real estate in Argentina within the framework of the aforementioned credits.

Communication “A” 8099 - RIGI

Communication “A” 8099 of the Central Bank establishes the regulations pertaining to the foreign exchange benefits for VPU that have adhered to the RIGI. The Central Bank has established:

(i)	exceptions to the mandatory inflow and settlement of export proceeds in foreign currency made by a VPU adhering to the RIGI.

(ii)	exceptions to the mandatory inflow and settlement of foreign currency arising from export of services.

(iii)	access to the Foreign Exchange Market to make payments of certain expenses;

(iv)	access to the Foreign Exchange Market to make payments of dividends to non-resident shareholders

(v)	application abroad of proceeds from exports of goods; and

(vi)	exchange stability applicable to the VPU on the date of adherence to the RIGI.

Central Bank information regimes

External Assets and Liabilities Survey

On December 28, 2017, the Central Bank replaced the information regimes established in Communications “A” 3602 and “A” 4237 with Communication “A” 6401 (and the complementary Communication “A” 6795), a unified regime applicable from December 31, 2017 (the “External Assets and Liabilities Survey”). The reporting requirements under the information regime are contingent upon the final balance of foreign assets and liabilities:

•

For individuals or entities whose balance, acquisition, or sale of external assets and liabilities at the end of a given calendar year is equal to or exceeds the equivalent of U.S.$. 50 million, a quarterly declaration prior to the end of each quarter and an annual declaration, which permits the correction, affirmation, or update of quarterly declarations, must be filed.

•

For individuals or entities whose balance, acquisition, or sale of external assets and liabilities at the conclusion of a given calendar year exceeds U.S.$. 10 million but does not exceed U.S.$. 50 million, an annual declaration is the sole requisite form of compliance.

•

For individuals or entities whose balance, acquisition, or sale of external assets and liabilities at the conclusion of a specified calendar year exceeds U.S.$. 1 million but does not exceed U.S.$. 10 million, a streamlined annual declaration is the sole requisite documentation.

Individuals or entities for whom the balance or acquisition or sale of foreign assets and liabilities at the end of a given calendar year is less than U.S.$. 1 million are exempt from reporting obligations.

Access to the Foreign Exchange Market for the repayment of foreign financial debt and other transactions is contingent upon the debtor’s compliance with the External Assets and Liabilities Survey. See “—Specific provisions on outflows through the Foreign Exchange Market— Payments for debt securities subscribed abroad and external financial indebtedness with foreign entities.”

Advance Notice of Foreign Exchange Operations

Entities authorized to operate with foreign currency are obliged to provide the Central Bank with information on outgoing transactions through the Foreign Exchange Market for daily amounts equal to or greater than the equivalent of U.S.$. 100,000. This information must be provided at the end of each business day and with two business days’ notice. Clients are obliged to inform financial entities in advance, so that they can comply with the requirements of this information regime. Consequently, as long as the other requirements established in the Foreign Exchange Regulations are simultaneously met, they can process foreign exchange transactions.

Criminal Foreign Exchange Regulations

The Foreign Exchange Regulations establishes that transactions that do not comply with the exchange regulations established by the Foreign Exchange Regulations will be subject to the Criminal Foreign Exchange Regulations (Law No. 19,359 and amendments).

For further information on the exchange control restrictions and regulations in force, you should consult your legal advisors and read the applicable rules mentioned in this document, as well as their amendments and complementary regulations, which are available on the website: https://www.infoleg.gob.ar/ or on the Central Bank’s website: https://www.bcra.gob.ar/, as applicable. The information contained in these websites is not part of this annual report and is not deemed to be incorporated herein.

E.	Taxation

Material U.S. Federal Income Tax Considerations Relating to Our Class B Shares and ADSs

The following discussion is a summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our Class B shares or ADSs. This discussion applies only to beneficial owners of Class B shares or ADSs that are “U.S. holders” (as defined below) that hold Class B shares or ADSs as “capital assets” (generally, property held for investment). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (“IRS”) and judicial decisions, all as of the date hereof and all of which are subject to change (possibly on a retroactive basis) and to different interpretations. This discussion does not purport to address all U.S. federal income tax considerations that may be relevant to a particular U.S. holder (including consequences under the alternative minimum tax or the net investment income tax) and you are urged to consult your own tax advisor regarding your specific tax situation. The discussion does not address the tax considerations that may be relevant to U.S. holders in special tax situations, such as:

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

Taxation of Dividends.

Distributions of cash with respect to the Class B shares or ADSs (including any amounts withheld in respect of Argentine taxes) generally will, to the extent made from our current or accumulated earnings and profits as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes. To the extent that a distribution by us exceeds the amount of our earnings and profits, it will be treated as a non- taxable return of capital to the extent of the U.S. holder’s adjusted tax basis in the Class B shares or ADSs, and thereafter as capital gain.

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

Dividends paid by us in respect of ADSs generally will be treated as “qualified dividend income,” which is taxable to a non-corporate U.S. holder at the reduced rate normally applicable to long-term capital gains, provided that (i) the ADSs are readily tradable on an established securities market in the United States (such as the NYSE, on which the ADSs are currently listed), (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC, and (iii) certain other requirements are met. The ADSs (but not the Class B shares) should qualify as readily tradable on an established securities market in the United States so long as they are listed on the NYSE. See “Passive Foreign Investment Companies” below for a discussion of the PFIC rules. Dividends paid by us in respect of Class B shares will be subject to tax as ordinary dividend income.

In addition, the U.S. Treasury has indicated that it continues to consider whether detailed information reporting guidance is necessary pursuant to which holders of ADSs and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividend income. However, no such detailed procedures have yet been issued and therefore we are not certain that we will be able to comply with them. You should consult your own tax advisors regarding the availability of the reduced rate discussed above with respect to qualified dividend income in light of your own particular circumstances.

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

A U.S. holder may be entitled, subject to a number of complex limitations and conditions, to claim a U.S. foreign tax credit in respect of any Argentine income taxes withheld on dividends received on Class B shares or ADSs. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, the dividends should generally constitute “passive category income.” The rules governing foreign tax credits are complex and recently issued final U.S. Treasury Regulations (“Final FTC Regulations”) have imposed additional requirements that must be met for a foreign tax to be creditable, and we do not intend to determine whether such requirements will be met in case Argentine taxes are withheld. However, recent notices (the “Notices”) from the IRS indicate that the U.S. Treasury and the IRS are considering proposing amendments to the Final FTC Regulations and allow taxpayers, subject to certain conditions, to defer the application of many aspects of the Final FTC Regulations until the date when a notice or other guidance withdrawing or modifying this temporary relief is issued (or any later date specified in such notice or other guidance). U.S. holders who do not elect to claim a credit for any foreign taxes paid during the taxable year may instead claim a deduction of such Argentine income taxes, provided that the U.S. holder elects to deduct (rather than credit) all foreign income taxes paid or accrued for the taxable year. Dividends received with respect to the Class B shares or ADSs will be treated as foreign source income for U.S. foreign tax credit purposes. The IRS has expressed concern that intermediaries in connection with depositary arrangements may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. persons who are holders of depositary shares. Accordingly, investors should be aware that the discussion above regarding the availability of foreign tax credits for Argentine withholding tax on dividends paid with respect to Class B shares represented by ADSs could be affected by future action taken by the IRS. U.S. holders are urged to consult their independent tax advisors regarding the availability of foreign tax credits with respect to any Argentine income taxes withheld from a dividend on the Class B shares or ADSs.

Sale, Exchange or Other Taxable Disposition.

In general, gain or loss realized by a U.S. holder on the sale, exchange or other taxable disposition of Class B shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the sale, exchange or other taxable disposition and such U.S. holder’s basis in the Class B shares or the ADSs, in each case as determined in U.S. dollars. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period in the Class B shares or ADSs exceeds one year. Non-corporate U.S. Holders are subject to tax on long-term capital gain at reduced rates. The deductibility of capital losses is subject to limitations. Any gain or loss realized by a U.S. holder will generally be treated as a U.S. source gain or loss for U.S. foreign tax credit purposes. U.S. holders should consult their own tax advisors about how to account for proceeds received on the sale, exchange or other taxable disposition of Class B Shares that are not paid in U.S. dollars.

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

If we were a PFIC for any taxable year during which a U.S. holder holds Class B shares or ADSs, gain recognized by a U.S. holder on a sale or other disposition of the Class B shares or ADSs would generally be allocated ratably over the U.S. holder’s holding period for the Class B shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to U.S. federal income tax at the highest rate in effect in that year for individuals or corporations, as appropriate, and an interest charge would be imposed on the resulting U.S. federal income tax liability. The same treatment would generally apply to any distribution in respect of Class B shares or ADSs to the extent the distribution exceeds 125% of the average of the annual distributions received by the U.S. holder on the Class B shares or ADSs during the preceding three years or the U.S. holder’s holding period, whichever is shorter. In addition, if we were a PFIC for a taxable year in which we pay a dividend or in the prior taxable year, the reduced rate discussed above with respect to qualified dividend income paid to certain non-corporate U.S. holders would not apply. In some cases, a shareholder of a PFIC may be subject to alternative treatment by making a qualified electing fund (“QEF”) election to be taxed currently on its share of the PFIC’s undistributed income. To make a QEF election, we must provide U.S. Holders with certain information compiled according to U.S. federal income tax principles. We currently do not intend to provide such information for U.S. Holders, and therefore it is expected that this election will be unavailable. Certain other elections may be available that would result in alternative treatments (such as mark-to-market treatment) with respect to the Class B shares or ADSs.

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

Information Reporting and Backup Withholding.

Information reporting requirements will apply to dividends in respect of the Class B shares or ADSs and the proceeds from the sale, exchange or other taxable disposition of the Class B shares or ADSs paid within the United States (and, in some cases, outside of the United States) to U.S. holders, unless, in either case, the U.S. holder is an exempt recipient (such as a corporation). Backup withholding may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number or certification of exempt status or otherwise fails to comply with applicable certification requirements. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. U.S. holders should consult their tax advisors about these rules and any other reporting obligations that may apply to the ownership or disposition of Class B shares or ADSs, including requirements related to the holding of certain “specified foreign financial assets.”

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

This summary is not intended to provide a comprehensive description of all the Argentine tax considerations that may be relevant to a holder of such securities. No assurance can be given that the courts or tax authorities responsible for the administration of the laws and regulations described in this report will agree with the interpretations outlined herein. In this regard, it is important to highlight that, despite the issuance of the aforementioned regulations, further rules and clarifications would be issued in the near future. At present, it remains uncertain how the recent modifications incorporated to the Argentine tax regime will be applied and/or construed by the tax authorities of Argentina. Holders are encouraged to consult their tax advisors regarding the tax treatment of our ADSs or common shares in light of their particular situation.

Income Tax

Taxation on Dividends

According to the amendments introduced to the Income Tax Law (“ITL”), taxation applicable on the distribution of dividends from Argentine companies would be as follows:

(i)

Dividends originated in profits obtained during tax periods beginning up to December 31, 2017, whether disbursed in cash, property or other equity securities: no Argentine income tax withholding would apply on dividend distributions except for the application of the Equalization Tax. The equalization tax is applicable when the dividends distributed are higher than the “net accumulated taxable income” of the immediate previous fiscal period from when the distribution is made. To determine the “net accumulated taxable income” from the income calculated by the ITL, the income tax paid in the same fiscal period should be subtracted and the local dividends received in the previous fiscal period should be added to such income. The Equalization Tax would be imposed as a 35% withholding tax on the shareholder receiving the dividend. Dividend distributions made in property (other than cash) would be subject to the same tax rules as cash dividends. Stock dividends on fully paid shares (“acciones liberadas”) are not subject to Equalization Tax.

(ii)

Dividends on Argentine shares originated in profits obtained during fiscal years initiated on or after January 1, 2018, and paid to Argentine resident individuals and/or non-Argentine residents would be subject to a 7% income tax withholding on the amount of such dividends (“Dividend Tax”). However, if dividends are distributed to Argentine Entities— in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina, (“Argentine Entities”)— no Dividend Tax should apply. Equalization Tax is not applicable.

For Argentine individuals and undivided estates not registered before the Argentine tax authorities as taxpayers for income tax purposes, as well as for non-Argentine residents, the Dividend Tax withholding will be considered a final payment.

The ITL provides a first in-first out rule pursuant to which distributed dividends correspond to the former accumulated profits of the distributing company.

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

Capital gains obtained by Argentine Entities derived from the sale, exchange or other disposition of shares in Argentine entities are subject to income tax on the net income at a progressive tax rate system (set from 25% to 35% depending on the net accumulated taxable income). The applicable scales for fiscal periods commencing on January 1, 2025, are as follows: (i) net taxable income accumulated up to Ps.101,679,575.26 will be subject to a rate of 25%; (ii) net taxable income accumulated over Ps.101,679,575.26 up to Ps.1,016,795,752.62 will incur a payment of Ps. 25,419,893.82 plus 30% on the excess over Ps. 101,679,575.26; and (iii) net taxable income accumulated over Ps.1,016,795,752.62 will be subject to a payment of Ps. 299,954,747.02 plus 35% on the excess over Ps. 1,016,795,752.62. The amounts stated above are annually updated based on an inflation index.

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

In addition, since tax period 2020, in the case of securities under the provisions of Section 98 of the ITL, not included in the first paragraph of Section 26 subsection u) of the ITL, Argentine resident individuals and undivided estates located in Argentina are exempt from capital gains tax derived from their sale, exchange, or disposal to the extent said securities are listed on stock exchanges or securities markets authorized by the CNV, without being applicable the provisions of Section 109 of the ITL. In this sense, Section 109 of the ITL provides that the total or partial exemptions established or that will be established in the future by special laws regarding securities, issued by the national, provincial, or municipal States or the City of Buenos Aires, will not have effects on income tax for Argentine resident individuals and undivided estates located in Argentina. ADSs would not qualify for the exemption applicable to Argentine resident individuals since the referred conditions would not apply.

If the exemptions do not apply, the income derived by Argentine resident individuals and undivided estates located in Argentina from the sale, exchange or other disposition of ADSs (and shares, if applicable) is subject to income capital gains tax at a 15% rate on net income calculated in Argentine currency. The acquisition cost may be updated pursuant to the IPC inflationary index rate to the extent the equity participation was acquired after January 1, 2018. Losses arising from the sale of non-exempt Argentine shares can only be offset by Argentine individuals and undivided estates located in Argentina against income derived from operations of the same source and type (understanding by “type” the different concepts of income included under each article of Chapter II, Title IV of the Income Tax Law), for a five-year carryover period.

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

As from 2018, non-Argentine resident individuals or legal entities (“Foreign Beneficiaries”) are also exempt from income tax derived from the sale of Argentine shares in the following cases: (i) when the shares are placed through a public offering authorized by the CNV; and/or (ii) when the shares are traded on CNV-authorized stock markets, under segments that ensure priority of price-time and interference of offers; and/or (iii) when the sale, exchange or other disposition of shares is made through a tender offer regime and/or exchange of shares authorized by the CNV. The applicable exemption on the sale of Argentine shares will proceed as long as the Foreign Beneficiary does not reside or the funds do not originate from “non-cooperative jurisdictions” (as defined below) and, in accordance with Section 90 of the Regulatory Decree of the Income Tax Law (RD ITL).

Income derived from the sale of ADSs is deemed as Argentine source income.

Capital gains obtained from the sale, exchange or other disposition of ADSs by Foreign Beneficiaries that reside in jurisdictions that are not considered “non- cooperative jurisdictions” and, in accordance with Section 90 of the RD ITL, whose funds do not originate from jurisdictions considered “non-cooperative jurisdictions,” are exempt from income tax on capital gains derived from the sale of ADSs to the extent the underlying shares are authorized for public offering by the CNV.

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

For Foreign Beneficiaries resident in or whose funds come from jurisdictions considered as non-cooperative for purposes of fiscal transparency, the tax rate applicable to the sales of shares and/or ADSs is assessed at 35% rate applicable on a presumed net gain basis set at 90%. General Resolution (AFIP) No 4,227/2018 also provides different payment mechanisms depending on the specific circumstances of the sale transaction. In line with Section 252 of the RD ITL, in the cases included in the last paragraph of Section 98 of the ITL (i.e., when the acquirer and the seller of the security involved are non-Argentine residents), the tax shall be paid by the foreign seller directly through the mechanism established for such purpose by the tax authorities, or (i) through an Argentine individual resident with sufficient mandate or (ii) by the foreign seller’s legal representative domiciled in Argentina.

Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from holding and disposing of Class B shares and ADSs and whether any different treatment under a treaty to avoid double taxation could apply.

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation with Australia, Belgium, Bolivia, Brazil, Canada, Chile, China, Denmark, Finland, France, Germany, Italy, Mexico, the Netherlands, Norway, Qatar, Russia, Spain, Sweden, Switzerland, the UK, and Uruguay. The treaties signed with Luxembourg, Japan, Turkey and Austria are still undergoing the respective ratification procedures. There is currently no tax treaty for the avoidance of double taxation in effect between Argentina and the United States. Since January 2021 an international administrative agreement for the exchange of information between ARCA and the IRS, has been in force.

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

Owners of bank accounts subject to the general 0.6%, as well as those subject to the 1.2% rate, may consider 33% of all tax paid as a credit against specific taxes. Such amounts can be utilized as a credit for income tax or for the special contributions on cooperatives capital. The remaining amount is deductible for income tax purposes. If lower rates were applied, the available credit would be reduced to 20%. Additionally, the 100% of the tax paid may be considered as credit against income tax by entities that are characterized as “micro” and “small” and a 60% of the tax paid by those entities related to the manufacturing industry that are characterized as “medium- stage 1-” by means of section 1 of Law No. 25,300 and its complementary ones.

TDC has certain exemptions. Debits and credits in special checking accounts (created under Communication “A” 3250 of the Argentine Central Bank) are exempted from this tax if the accounts are held by foreign legal entities and if they are exclusively used for financial investments in Argentina. For certain exemptions and/or tax rate reductions to apply, bank accounts must be registered with the Tax Authority (AFIP-DGI) in accordance with General Resolution (AFIP) No. 3900/2016.

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

By means of Law 27.702 (B.O. 11/30/2022), the validity of the Income Tax, Personal Assets Tax and TDC were extended until 12/31/2027.

Gross turnover tax

This tax is a local tax, which is also levied in the City of Buenos Aires, applicable to gross revenues resulting from the regular and onerous exercise of commerce, industry, profession, business, services or any other onerous activity conducted on a regular basis within the respective Argentine jurisdiction. Each of the provinces and the City of Buenos Aires apply different tax rates depending on the type of activity.

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

Stamp tax

Stamp tax is a local tax, which is also levied in the City of Buenos Aires, applicable to the execution of onerous transactions within an Argentine provincial jurisdiction or the City of Buenos Aires or outside an Argentine provincial jurisdiction or the City of Buenos Aires but with effects in such jurisdiction.

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

Other taxes

There are no federal inheritance or succession taxes applicable to the ownership, transfer or disposition of our Class B shares or ADSs. At the provincial level, the province of Buenos Aires imposes a tax on free transmission of assets, including inheritance, legacies, donations, etc. For tax period 2025, any gratuitous transfer of property lower than or equal to Ps.2,038,752 is exempt. This amount is increased to Ps.8,488,486 in the case of transfers among parents, sons, daughters and spouses. The amount to be taxed, which includes a fixed component and a variable component that is based on differential rates (which range from 1.6026% to 9.5131%), varies according to the property value to be transferred and the degree of kinship of the parties involved. Free transmission of Class B shares or ADSs could be subject to this tax. Holders of Class B shares and ADSs are encouraged to consult a tax advisor as to the tax consequences arising in the involved jurisdictions.

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

As defined under Section 19 of the ITL, “non-cooperative jurisdictions” are those countries or jurisdictions that do not have an agreement in force with the Argentine government for the exchange of information on tax matters or a treaty to avoid international double taxation with a broad clause for the exchange of information. Likewise, those countries that, having an agreement of this type in force, do not effectively comply with the exchange of information will also be considered as non-cooperative. The aforementioned treaties and agreements must comply with international standards of transparency and exchange of information on fiscal matters to which the Argentine Republic has committed. The Executive Branch published a list of the non-cooperative jurisdictions based on the criteria above. In this sense, Section 24 of the RD ITL lists the jurisdictions that should be considered as “non-cooperative” under the disposition of Section 19 of the ITL.

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

The depositary will, as provided in the deposit agreement, if we so request, arrange for the mailing of summaries in English of the reports and communications to all record holders of our ADSs. Any record holder of ADSs may read the reports, notices, or summaries thereof, and communications at the depositary’s office located at 240 Greenwich Street 7E, New York, New York 10286.

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

For measuring options risk, entities that only buy options (and their value is less than 5% of the computable Regulatory Equity of the previous month) or whose positions are covered by positions purchased under the same conditions, may use the option so-called “Simplified method.” This requirement incorporates both the general market risk and the specific risk. In the remaining cases, entities must use the delta-plus method, which uses Greek letters (delta, gamma and beta) to determine the delta equivalent of each position

The chart below, shows the maximum, minimum, average and closing values for the years 2024 and 2023 of the market risk requirements of foreign currency status and status in securities charged to the Trading portfolio:

	2024	2023	Variation 2024
	(in million Pesos)
Minimum	22,474.8	10,471.5	12,003.3
Maximum	48,217.5	38,334.8	9,882.7
Average	37,800.2	20,851.7	16,948.5
December 31,	22,474.8	38,334.8	(15,860.0)

Market risk for foreign exchange position	2024	2023	Variation 2024
	(in million Pesos)
Minimum	4,532.4	7,991.2	(3,458.8)
Maximum	34,462.6	32,338.5	2,124.1
Average	11,042.2	15,815.1	(4,772.9)
December 31,	4,532.4	32,338.6	(27,806.2)

Market risk for securities position	2024	2023	Variation 2024
	(in million Pesos)
Minimum	8,322.1	2,462.4	5,859.7
Maximum	36,454.4	12,808.2	23,646.2
Average	26,749.5	5,005.4	21,744.1
December 31,	17,941.3	5,968.2	11,973.1

Market risk for shareholders equity position	2024	2023	Variation 2024
	(in million Pesos)
Minimum	0.5	17.9	(17.4)
Maximum	39.1	61.2	(22.1)
Average	8.5	31.2	(22.7)
December 31,	1.1	28.0	(26.9)

The decrease in market risk year over year (Ps. 15,860 million or 41%) was mainly due to a decrease in the market risk for foreign exchange position by Ps. 27,806.2 million or 86% partially compensated by an increase in the market risk for securities position by Ps. 11,973.1 million or 200%.

Regarding market risk for foreign exchange position, the reason for the VaR decrease was a reduction in the foreign currency position in dollars by 90% in original currency or nominal value. On the other side, the increase in the forex exchange rate from Ps. 808.5 in 2023 to Ps. 1,032.5 in 2024 (by 28%) partially offset the reduction in VaR resulting from the decrease in the net foreign currency position.

Regarding market risk for securities position, the 81% increase in VaR was attributable to the government securities portfolio, while the remaining 19% was attributable to the private securities or corporate bonds portfolio. The main reasons for the VaR increase from public securities compared to previous year were the increase in prices of government securities and also a higher volume of our portfolio. On the other side, the VaR increase from private securities was due to a growth of our private securities portfolio.

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

The following table shows changes in economic value of equity (EVE) for last two years (in millions of Pesos):

	2024	2023
Minimum	17,812.0	6,385.6
Maximum	56,994.4	18,095.6
Average	31,909.4	11,248.0
December 31	56,994.4	18,095.6

For the year 2024, in average as well as in the minimum, maximum and closing values, the Delta EVE measure increased when compared to the previous year. This variation observed in 2024 is primarily justified by the increase in balances at nominal values, due to the impact of inflation and depreciation during the year.

Furthermore, changes in interest rate curves during 2024 caused an increase in the economic value of equity and consequently in the mentioned measure.

The Central Bank removed all rules and regulations regarding minimum capital requirements for interest rate risk. Notwithstanding this, financial entities must continue to calculate the interest rate risk and remain subject to the Superintendency’s supervision.

For additional information regarding market and interest rate risk management see note 52 “Capital Management, Corporate Governance Transparency and Risk Management” to our audited consolidated financial statements as of December 31, 2024 and 2023.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not Applicable

B.	Warrants and Rights

Not Applicable

C.	Other Securities

Not Applicable

D.	American Depositary Shares

1 – 2. See Exhibit 2.1.

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

4. Fees and Direct and Indirect Payments Made by the Depositary to us

Future Fees and Payments

The depositary has agreed to reimburse us for expenses incurred by us in connection with the administration and maintenance of the ADSs program, including, but not limited to, investor relation expenses, annual NYSE listing fees or other program related expenses. The depositary has also agreed to pay its standard out-of-pocket administrative, maintenance and shareholder services expenses for providing services to the registered American depositary receipts holders, which consist, without limitation, of expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. There are limits and conditions on the amount of expenses for which the depositary will reimburse us. In 2024, we have received the agreed reimbursement from the Depositary.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.	Defaults

Not applicable.

B.	Arrears and Delinquencies

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as of December 31, 2024. There are, as described below, inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act is recorded, processed, summarized and reported as and when required.

B.	Management’s Annual Report on Internal Control over Financial Reporting

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

Our management assessed the effectiveness of the Bank’s internal control over financial reporting as of December 31, 2024. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013). Based on its assessment and those criteria, the Bank’s management concluded that, as of December 31, 2024 the Bank’s internal control over financial reporting was effective.

The effectiveness of the Bank’s internal control over financial reporting as of December 31, 2024, has been audited by Pistrelli, Henry Martin y Asociados S.A. (Member of Ernst & Young Global Limited), an independent registered public accounting firm, as stated in their report which appears herein.

C.	Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Pistrelli, Henry Martin y Asociados S.A. (Member of Ernst & Young Global Limited), has issued an attestation report on the effectiveness of the Bank’s internal control over financial reporting as of December 31, 2024. The report follows below:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of BANCO MACRO S.A.

Opinion on Internal Control over Financial Reporting

We have audited BANCO MACRO S.A. and its subsidiaries’ internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, BANCO MACRO S.A. and its subsidiaries (the Bank) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of BANCO MACRO S.A. and its subsidiaries as of December 31, 2024 and 2023, the related consolidated statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated April 21, 2025 expressed an unqualified opinion thereon.

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

/s/ Pistrelli, Henry Martin y Asociados S.A.

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. Member of Ernst & Young Global Limited

City of Buenos Aires, Argentina

April 21, 2025

D.	Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

A.	Audit Committee Financial Expert

As of the date of this annual report, Fabián Alejandro de Paul, independent member of the audit committee, met the standards set forth in Item 16A of Form 20-F for “audit committee financial experts.”

B.	Code of Ethics

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

C.	Principal Accountant Fees and Services

Fees Paid to Our Principal Accountant

Since 2006 Pistrelli, Henry Martin y Asociados S.A. (Member of Ernst & Young Global Limited) has served as our principal external auditor. Fees payable to Pistrelli, Henry Martin y Asociados S.A. (Member of Ernst & Young Global Limited) in 2024 and 2023 are detailed below.

	2024	2023 (not restated)
	(in thousands of Pesos)
Audit Fees	3,729,862	1,046,393
Audit Related Fees	41,026	58,301
Tax Fees	—	—
All Other Fees	1,217	455
Total	3,772,105	1,105,149

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

Audit Committee’s Pre-approval Policies and Procedures

Our audit committee is responsible for, among other things, the oversight of our independent auditors. During the year, the audit committee reviews together with management and the independent auditor, the audit plan, audit related services and other non-audit services. The Audit Committee has approved policies and procedures for pre-approving all non-audit work that would be performed by the Bank’s external auditor. All of the services provided by Pistrelli, Henry Martin y Asociados S.A. were approved by the Audit Committee pursuant to these approval policies. None of the hours expended on the principal accountant’s engagement to audit our financial statements for 2024 were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees.

D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable.

E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In the past three years we have not repurchased any of our capital stock.

F.	Change in Registrant’s Certifying Accountant

None.

G.	Corporate Governance

NYSE Corporate Governance Rules

Companies listed on the NYSE must comply with certain standards regarding corporate governance as codified in Section 303A of NYSE’s Listed Company Manual, as amended. Nevertheless, the Bank, while a listed company, qualifies also as a foreign private issuer and, as such, is permitted to follow its home country corporate governance practices, governed by the Argentine General Companies Law, the Capital Markets Law and the standards of the CNV and the Central Bank, in lieu of the provisions of Section 303A, except that it is required to comply with the requirements of Sections 303A.06, 303A.11 and 303A.12 (b) and (c). Accordingly: we must comply with four principal NYSE corporate governance rules: (i) we must satisfy the audit committee requirements of Rule 10A-3 under the Securities Exchange Act of 1934 (the “Exchange Act”) (Section 303A.06); (ii) we must provide a brief description of any significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards (Section 303A.11); (iii) our Chief Executive Officer must promptly notify the NYSE in writing after any of our executive officers become aware of any non-compliance with the applicable NYSE corporate governance rules (Section 303A.12(b)); and (iv) we must submit an executed written affirmation (in relation to the members of our audit committee) annually or interim written affirmations, if required by the NYSE (Section 303A.12(c)).

Comparison of Argentine Corporate Governance Practices and NYSE Rules

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

For the purposes of this definition, it shall be understood that a director does not meet the condition of independent, when one or more of the following circumstances apply to them:

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

C (i) the director is a current partner or employee of a firm that is the listed company’s internal or external auditor; (ii) the director has an immediate family member who is a current partner of such firm; (iii) the director has an immediate family member who is a current employee of such firm and personally works on the company’s audit; or (iv) the director or an immediate family member was within the last three years a partner or employee of such firm and personally worked on the company’s audit within that time;

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

(e) directly or indirectly sells and/or provides goods and/or services (different from those accounted for in section c)) on a regular basis and of a significant nature and volume to the company or to its shareholders with direct or indirect “significant participation,” for higher amounts than his or her remuneration as a member of the board of directors. This prohibition includes business relationships that have been carried out during the last three years prior to his or her appointment as director;

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

In accordance with the provisions of the Central Bank in Communication “A” 5201 and amendments —”Guidelines for Corporate Governance in Financial Entities,” a director does not meet the status of independent if any of the following situations are met:

(a)   a control relationship according to the guidelines established in point 2.2.1. of the rules on “Large exposures to credit risk.”

(b)   performs executive functions or has performed the aforementioned during the last three years as from the day following the last one in which it has effectively exercised such position. In the case of public financial entities, this term will be one year.

In accordance with the provisions of the Central Bank in Communication “A” 5201 and amendments —“Guidelines for Corporate Governance in Financial Entities,” a director does not meet the status of independent if any of the following situations are met:

(a)   a control relationship according to the guidelines established in point 2.2.1. of the rules on “Large exposures to credit risk.”

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

ii) any entity or person, other than from the non- financial public sector of the country, directly or indirectly controlled by an entity or person having direct or indirect control over the Bank.

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

iv) having direct or indirect controlling influence over the management and/or policies of the other entity, as of the effective date of the relevant resolution of the board of directors of the Central Bank of the Republic of Argentina, based on the recommendation of the Head of the Supervisory Board of Financial and Exchange Institutions (Superintendencia de Entidades Financieras y Cambiarias)

303A.03-Executive Sessions	Non-management directors of each listed company must meet at regularly scheduled executive sessions without management.	Neither Argentine law nor our by-laws require the holding of such meetings and we do not hold non- management directors’ meetings. Our by-laws provide, however, that the board shall meet as often as required in the best interest of the Bank and at least once a month.

303A.04-Nominating/Corporate Governance Committee	Listed companies must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties and details about committee members and the committee structure.

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

The Bank has a Compensation Policy that covers both fixed remuneration and variable remuneration, the latter in the framework of an evaluations process of targets and skills.

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

Our Audit Committee is composed by three directors and the Committee’s presidency is in charge of an independent Director. All the members of the Audit Committee, according to its designation on April 4, 2025, satisfy the independence requirements of Rule 10A-3

(b) Neither Argentine law nor the CNV Rules contain provisions relating to an audit committee member’s simultaneous service on the audit committee of other public companies.

(b) The audit committee must have a written charter that establishes the duties and responsibilities of its members, including, at a minimum, some of the duties and responsibilities required by Rule 10A-3 of the Exchange Act and the following responsibilities set forth in NYSE Sections 303A.07(b)(iii)(A)-H) of the NYSE Manual.

(A)  at least annually, obtain and review a report by the independent auditor describing: the firm’s internal quality-control procedures; any material issues raised in the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, with respect to one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditor’s independence) all relationships between the independent auditor and the listed company;

(B)  meet with management and the independent auditor to review and discuss the listed company’s annual audited financial statements and quarterly financial statements, including a review of the company’s specific disclosures under Operating and Financial Review and Prospects”;

(C)  discuss the listed company’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

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

vi.   issuing an opinion on the compliance with applicable legal requirements and on the reasonableness of the terms of any issuance of stock or convertible securities in case of capital increase excluding or limiting pre- emptive rights;

vii.  assessing compliance with relevant rules of conduct;

(D)  discuss risk assessment and risk management policies;

(E)  hold separate regular meetings with management, the internal auditors (or other personnel responsible for the internal audit function) and the independent auditors;

(F)  review any issue or difficulty arising from the audit or management’s response with the independent auditor;

(G)  set clear policies for the recruitment of employees or former employees of the independent auditors; and

(H)  report regularly to the board of directors.

c) Rule 303A.07(c) establishes that each listed company must have an internal audit function to provide management and the audit committee with ongoing advice on the company’s risk management processes and internal control systems.

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

viii.  Issuing a well-founded opinion on transactions with related parties as established in this Decree. Issue a well-founded opinion and inform the same to the self- regulated entities as determined by the CNV in the event of a conflict of interest or a potential conflict of interest.

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

(b) The CEO of each listed company must promptly notify the NYSE in writing upon any executive officer of the listed company becoming aware of any non- compliance with any applicable provisions of this Section 303A.

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

H.	Mine Safety Disclosure.

Not Applicable.

I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspection.

Not Applicable

J.	Insider Trading Policies.
We have
 adopted
insider trading policies and procedures that govern the purchase, sale, and other dispositions of our securities by directors, senior management, and employees (with certain exceptions). Our policy specifically prohibits speculative market strategies and outlines restrictions on trading securities issued by Banco Macro S.A. or any instrument that has them as an underlying asset during specified blackout periods around the reporting of financial statements. Additionally, our framework includes monitoring and reporting processes, carried out by the Compliance Management and the Human Resources Management, to identify any deviations, which are then reviewed by the Ethics and Compliance Committee. These measures underscore our commitment to ethical conduct in capital markets transaction Our insider trading policies and procedures are filed as exhibit 11.1 to this annual report.

K.	Cybersecurity.
Risk management and strategy
Our risk management framework includes those related to cybersecurity. The processes range from the identification of potential risks, their analysis, monitoring, as well as the recording of incidents that
allow a more robust risk assessment both internally and for third parties
.
The management framework also contemplates the treatment and escalation of risks at different levels of the company and according to their level of exposure. In addition, internal and external audits assess the adequacy of the established framework.
Our Cyber Incident Management Policy defines guidelines for the efficient management of these events, in order to minimize impacts and contain their propagation.
Given the current integration of the technological infrastructure, effective cyber incident management and mitigation of associated risks are critically important. Vulnerability to technical failures and the possibility of significant impacts on the confidentiality, integrity, and availability of information require a proactive and structured response. In reference to the above, we maintain a proactive and structured approach to cyber incident management and information security, with the aim of protecting our assets and ensuring the continuity of our services.
As mentioned above, we are committed to protecting information assets with the aim of securing service delivery and containing the impact of security events. The activities contemplated in the cyber incident management policy are aligned with:

•
the business continuity policy, with the objective of establishing an integral cyber-resilience framework, through the integration of the operational plans for technological recovery (recovery of the processing centers, anti-ransoware recovery) and business recovery (continuity of manual processes), which must be maintained respecting this premise,

•	the management of technology and information security risks, respecting the provisions of our Risk Management Policy and

•	our critical processes and those associated with the financial services user protection regulations.
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
The formalized regulatory framework includes procedures for optimizing cyber incident management, minimizing impacts, containing the spread, collecting lessons learned, and defining tasks for incident identification, response, and resolution. The results along with the metrics feed into training plans and continuous improvement activities along with a permanent update of vulnerability management. The policy states that relevant Cyber Incidents must be recorded in a Cyber Incident repository with all actions from the moment the incident was detected to its final resolution, allowing integrated analysis for the improvement of processes and systems. Duly formalized processes have been implemented for the forensic investigation of incidents
, with audit trails of the systems and technological devices that make up the services provided by the Bank.

The policy states that significant cyber incidents must be recorded in a cyber incident repository detailing all actions from detection to final resolution, allowing integrated analysis for the improvement of processes and systems.
Duly formalized processes have been implemented for the forensic investigation of incidents, with audit records of the systems and technological devices that make up the services provided by the Bank.
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
We have a Cyber Incident Response Test Plan that allows us to evaluate the technical capabilities, coordination and timely communication between areas. We have procedures in place to manage, control and document cyber incident management activities. These activities are reflected in three specific action plans:

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

•
Ransomware Response Test: The purpose of this test is to provide the methodological framework to be followed by us in the event of contingency situations that affect the normal development of business processes.

These plans are coordinated in order to respond comprehensively to cyber incidents. The objective of these plans is based on the following points:

•	minimize interruptions to the normal operation of business processes and customer service,

•	minimize the economic impact of the interruption,

•	establish procedures and instructions to manage the contingency and

•	identify the threats that may affect business continuity and design measures to minimize the impacts of the interruption of activities.

•	identify the intervening members necessary for the activation of the plan, with definition of their roles and responsibilities.
During 2024 and to date, there have been no cybersecurity incidents materially affecting us. Considering the nature of the business and the changing technological environment in which we operate, we are exposed to risks related to cybersecurity which have been described in the risk factors section below.
Governance
Information Technology Governance is a shared responsibility between Senior Management and the Bank’s Board of Directors, in order to ensure that the decisions adopted are aligned with the defined strategies.
Our Board of Directors is responsible for promoting a culture of technology and information security risk management throughout the organization, as well as for promoting the implementation of an effective information security management framework.
The Information Technology and Security Governance Committee should monitor and evaluate the performance of the information technology management framework and contribute to its optimization. This Committee is responsible for overseeing the comprehensive management of cyber- incidents and related
reports, keeping the Board of Directors duly informed of the issues discussed and the decisions adopted. This Committee is comprised of three directors, the Chief Executive Officer, the Systems Manager, and members of the Senior Management (including the Systems Manager, and
Governmen
t and
Management
Control Manager), all of whom are officers with experience
an
d expertise in the field.

Senior Management is responsible for implementing strategies, plans and policies for the management of technology and information security, including the level of exposure to risks, ensuring that our Board of Directors is updated on the aforementioned activities. To this end, he/she must know and understand the risks related to technology and information security, guaranteeing their inclusion in the established management programs and defining plans for the
mitigation of the risks detected.
For effective control and operation, the Information Technology and Security Governance Committee areas are correctly defined, with clear and non-overlapping
responsibilities, respecting the principles of controls by opposition and functional segregation.
Those responsible for the areas of Information Technology and Security coordinate, monitor and report on the execution of activities in accordance with the guidelines defined by Senior Management.

Part III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

Financial Statements are filed as part of this report, see pages F-1 through F-117.

ITEM 19.	EXHIBITS

1.1	Restated Bylaws of the Bank, as amended and restated on April 30, 2019, incorporated by reference to the Form 6-K filed by the Bank on July 24, 2019 (File No. 199-70013).

2.1	Form of Deposit Agreement among the registrant, The Bank of New York Mellon, as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts, incorporated by reference to the Registration Statement on Form F-6, filed by the Bank on January 6, 2006 (File No. 333-130904).

2(b)(i)	The total amount of long-term debt securities of Banco Macro S.A. and our subsidiaries under any one instrument does not exceed 10.0% of our total assets on a consolidated basis. We agree to furnish copies of instruments defining the rights of certain holders of long-term debt to the SEC upon request.

2(d)*	Description of Securities Registered Under Section 12 of the Exchange Act.

8.1*	List of subsidiaries of the Bank as of December 31, 2024.

11.1*	Bank’s Code of Ethics.

11.2*	Bank’s Insider trading policies and procedures.

12.1*	Certification by the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification by the Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification by the Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97.1*	Bank’s Executive Remuneration Clawback Policy.

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 21, 2025

BANCO MACRO S.A.

By: /s/ Juan Martín Parma

Name: Juan Martín Parma

Title: Chief Executive Officer

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024 AND 2023, TOGETHER WITH THE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BANCO MACRO SA AND ITS SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024
CONTENT

BANCO MACRO SA AND ITS SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024
CONTENT (contd.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of
BANCO MACRO S.A.
Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of BANCO MACRO S.A. and its subsidiaries (the Bank) as of December 31, 2024 and 2023, the related consolidated statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Bank at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the IASB (International Accounting Standards Board).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the internal control over financial reporting of the Bank as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 21, 2025 expressed an unqualified opinion thereon.
Basis for Opinion
These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on the Bank´s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Impairment of financial assets
Description of the matter
As more fully described in Note 3.2.4. to the consolidated financial statements, the Bank recognized an allowance for credit losses related to loans and investments in private and government debt securities not held at fair value through profit or loss, together with loan commitments and financial guarantee contracts, using an expected credit loss model (ECL). This allowance, that amounted to 132,239,013 thousand Argentine pesos as of December 31, 2024, as disclosed in note 52.1., represented a probability-weighted amount, which was determined by evaluating a range of possible outcomes and reasonable and supportable information about past events, current conditions and forecasts of economic conditions. The allowance was based on the portion of the lifetime ECL associated with the probability of default in the next twelve months unless there had been a significant increase in credit risk since origination or there is objective evidence of impairment. In those cases, the allowance was based on the change in the ECL over the life of the financial instrument.

Auditing the allowance for credit losses was complex and required the application of significant judgment due to the inherent complexity of the models, assumptions and the interrelationship of the variables used in measuring the ECL, that could have a material effect on its measurement, including the effects of the current and future Argentine macroeconomic and financial environment in relation to the Bank’s exposure to government securities. Significant assumptions and judgments with respect to the estimation of the allowance for credit losses include the determination of significant changes in credit risk; and the forecast of multiple alternative economic scenarios and the probability weighting of those scenarios.
How we addressed the matter in our audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the Bank’s controls, including those related to information systems used in the determination of the allowance for credit losses. The controls we tested included, among others, controls over the development and review of inputs and models used to calculate the ECL, data completeness and accuracy, economic forecasting, including the probability weighting of the economic scenarios and the governance and oversight over the modelled results.
To test the allowance for credit losses, our audit procedures included, among others, involving our credit risk modelling specialists to assist in assessing whether the methodology and assumptions used to estimate ECL are consistent with the requirements of IFRS Accounting Standards, the Bank’s own historical data and industry standards; assessing significant changes in credit risk triggers; evaluating management’s forecasting methodology and comparing management’s forward-looking information to third party forecasts and publicly available information; evaluating the scenario probability weights used in the ECL models and performing independent recalculations to test the mathematical accuracy of management’s models; evaluating whether the assumptions used were reflective of the credit quality and macroeconomic trends and testing the completeness and accuracy of data used in the measurement of the ECL. We also assessed the adequacy of the allowance for credit loss financial statement disclosures.

/s/ Pistrelli, Henry Martin y Asociados S.A.
Member of Ernst & Young Global Limited
We have served as the Bank’s auditor since 2003
City of Buenos Aires, Argentina
April 21, 2025

BANCO MACRO SA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2024 AND 2023
(Figures stated in thousands of pesos in constant currency)

Items	Notes	12/31/2024	12/31/2023 (1)
ASSETS
Cash and deposits in banks	13	2,690,638,558	2,619,925,301
Cash		416,058,887	865,299,956
Central Bank of Argentina		1,873,887,706	1,123,543,196
Other local and foreign entities		345,899,213	630,960,119
Other		54,792,752	122,030
Debt securities at fair value through profit or loss	5 and 13	842,993,411	3,815,466,650
Derivative financial instruments	6 and 13	19,283,771	28,621,262
Repo transactions	7 and 13		1,340,514,525
Other financial assets	8, 9, 13 and 52.1	548,143,243	438,535,416
Loans and other financing	9, 13, 52.1 and 52.2	5,801,660,825	3,993,039,837
Non-financial public sector		69,917,894	10,269,100
Other financial entities		63,132,416	21,700,303
Non-financial private sector and foreign residents		5,668,610,515	3,961,070,434
Other debt securities	9, 10, 13 and 52.1	3,125,868,874	938,418,588
Financial assets delivered as guarantee	11, 13 and 44	247,095,642	289,388,445
Current income tax assets	29.c)	84,305,893	1,911,464
Equity instruments at fair value through profit or loss	12 and 13	8,721,010	6,998,576
Investments in associates and joint ventures	15	4,601,819	3,669,558
Property, plant and equipment	16	788,293,011	776,953,158
Intangible assets	18	147,475,912	163,694,286
Deferred income tax assets	29.c)	2,251,924	2,167,935
Other non-financial assets	17 and 19	105,262,585	119,296,540
Non-current assets held for sale		75,828,353	91,218,653

TOTAL ASSETS		14,492,424,831	14,629,820,194

(1)	See Note 3.

BANCO MACRO SA AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2024 AND 2023
(Figures stated in thousands of pesos in constant currency)

Items	Notes	12/31/2024	12/31/2023 (1)
LIABILITIES
Deposits	13 and 52.2	8,422,705,887	7,339,158,200
Non-financial public sector		643,700,325	407,437,205
Financial sector		12,022,826	43,956,526
Non-financial private sector and foreign residents		7,766,982,736	6,887,764,469
Liabilities at fair value through profit or loss	13 and 52.2	7,183,451	30,106,856
Derivative financial instruments	6, 13 and 52.2	1,321,602	6,179,869
Repo transactions	7 and 13	18,956,694	51,395,109
Other financial liabilities	13,21 and 52.2	1,031,875,594	815,507,243
Financing received from the BCRA and other financial institutions	13 and 52.2	43,472,692	43,115,043
Issued corporate bonds	13, 48 and 52.2	14,789,758	128,184,411
Current income tax liabilities	29.c)	18,982,974	465,761,461
Subordinated corporate bonds	13, 48 and 52.2	417,675,451	714,760,748
Provisions	23	17,112,302	19,191,370
Deferred income tax liabilities	29.c)	80,145,127	98,899,291
Other non-financial liabilities	24	367,490,697	477,937,714

TOTAL LIABILITIES		10,441,712,229	10,190,197,315

SHAREHOLDERS’ EQUITY
Capital stock	41	639,413	639,413
Non-capital contributions		12,429,781	12,429,781
Capital adjustments		1,250,693,939	1,250,693,939
Earnings reserved		3,316,601,507	2,654,954,261
Unappropriated retained earnings		(847,137,126)	(835,824,135)
Accumulated other comprehensive income		(9,646,543)	88,256,376
Net income for the fiscal year		325,502,107	1,267,458,712

Net shareholders’ equity attributable to controlling interests		4,049,083,078	4,438,608,347
Net shareholders’ equity attributable to non-controlling interests		1,629,524	1,014,532

TOTAL SHAREHOLDERS’ EQUITY		4,050,712,602	4,439,622,879

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		14,492,424,831	14,629,820,194

(1)	See Note 3.
Notes 1 to 54 to the consolidated Financial Statements are an integral part of these consolidated Financial Statements.

F-
7

BANCO MACRO SA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(Figures stated in thousands of pesos in constant currency)

Items	Notes	12/31/2024	12/31/2023 (1)	12/31/2022
Interest income	30	3,525,235,000	5,327,222,936	4,153,327,254
Interest expense	31	(1,907,019,702)	(3,530,599,858)	(2,082,818,307)
Net interest income		1,618,215,298	1,796,623,078	2,070,508,947
Commissions income	32	565,100,914	535,072,561	511,329,460
Commissions expense	33	(79,185,564)	(54,318,704)	(50,273,998)
Net commissions income		485,915,350	480,753,857	461,055,462
Subtotal (Net interest income plus Net commissions income)		2,104,130,648	2,277,376,935	2,531,564,409
Net gain from measurement of financial instruments at fair value through profit or loss	34	2,221,229,694	2,121,704,270	306,237,052
Profit from sold or derecognized assets at amortized cost		992,190	745,473	1,150,291
Differences in quoted prices of gold and foreign currency	35	163,216,922	1,738,228,452	422,297,456
Other operating income	36	213,969,463	158,722,437	143,611,267
Credit loss expense on financial assets		(108,107,103)	(100,103,207)	(46,776,285)
Net operating income before expenses, depreciation and amortization		4,595,431,814	6,196,674,360	3,358,084,190
Employee benefits	37	(703,460,074)	(606,491,603)	(526,490,545)
Administrative expenses	38	(366,350,173)	(357,624,468)	(265,527,373)
Depreciation and amortization of fixed assets	16, 17 and 18	(138,140,500)	(126,517,980)	(103,405,915)
Other operating expenses	39	(669,700,237)	(699,610,946)	(508,999,932)
Operating income after expenses, depreciation and amortization		2,717,780,830	4,406,429,363	1,953,660,425
Income / (loss) from associates and joint ventures	14 and 15	1,583,938	326,891,645	(769,785)
Loss on net monetary position		(2,359,350,148)	(2,850,305,910)	(1,551,819,047)
Income before tax on continuing operations		360,014,620	1,883,015,098	401,071,593
Income tax on continuing operations	29.c)	(33,523,388)	(614,792,593)	(124,572,053)
Net income from continuing operations		326,491,232	1,268,222,505	276,499,540

Net income for the fiscal year		326,491,232	1,268,222,505	276,499,540

Net income for the fiscal year attributable to controlling interests		325,502,107	1,267,458,712	276,451,498

Net income for the fiscal year attributable to non-controlling interests		989,125	763,793	48,042

Basic earnings per share	42	509.0639	1,982.2223	432.3520

(1)	See Note 3.

F-
8

BANCO MACRO SA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(Figures stated in thousands of pesos in constant currency)

Items	Notes	12/31/2024	12/31/2023 (1)	12/31/2022
Net income for the fiscal year		326,491,232	1,268,222,505	276,499,540
Items of Other Comprehensive Income that will be reclassified to profit or loss for the fiscal year
Foreign currency translation differences from Financial Statements conversion		(28,277,535)	21,251,236	(4,875,699)
Foreign currency translation differences for the fiscal year		(28,277,535)	21,251,236	(4,875,699)
Profit or loss from financial instruments measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a))		(69,625,384)	66,662,947	(32,838,582)
Profit or loss for the fiscal year from financial instruments at fair value through other comprehensive income (FVOCI)		(99,748,678)	104,403,469	(20,897,386)
Reclassification for the fiscal year		(11,235,546)	(1,239,170)	(28,537,324)
Income tax	29.c)	41,358,840	(36,501,352)	16,596,128

Total other comprehensive (loss) / income that will be reclassified to profit or loss for the fiscal year		(97,902,919)	87,914,183	(37,714,281)

Total other comprehensive (loss) / income		(97,902,919)	87,914,183	(37,714,281)

Total comprehensive income for the fiscal year		228,588,313	1,356,136,688	238,785,259

Total comprehensive income attributable to controlling interests		227,599,188	1,355,372,895	238,737,217

Total comprehensive income attributable to non-controlling interests		989,125	763,793	48,042

(1)	See Note 3.
Notes 1 to 54 to the consolidated Financial Statements are an integral part of these consolidated Financial Statements.

F-
9

BANCO MACRO SA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024
(Figures stated in thousands of pesos in constant currency)

Changes	Notes	Capital stock	Non-capital contributions	Capital adjustments (1)	Other Comprehensive Income		Earnings Reserved		Unappropriated retained earnings	Total controlling interests	Total non- controlling interests	Total Equity
		Outstanding shares	Additional paid-in capital		Accumulated foreign currency translation difference from Financial Statements conversion	Other	Legal	Other
Restated amount at the beginning of the fiscal year		639,413	12,429,781	1,250,693,939	24,303,265	63,953,111	959,391,529	1,695,562,732	431,634,577	4,438,608,347	1,014,532	4,439,622,879
Total comprehensive income for the fiscal year
- Net income for the fiscal year									325,502,107	325,502,107	989,125	326,491,232
- Other comprehensive loss for the fiscal year					(28,277,535)	(69,625,384)				(97,902,919)		(97,902,919)
Distribution of unappropriated retained earnings, as approved by the shareholders’ meeting held on April 12, 2024	42 and 51
- Legal reserve							255,786,944		(255,786,944)
- Reserve for dividends pending Central Bank of Argentina’s authorization								1,020,691,459	(1,020,691,459)
- Dividends								(614,831,157)		(614,831,157)		(614,831,157)
- Personal assets tax on shares and equity interests									(2,293,300)	(2,293,300)		(2,293,300)
Other changes											(374,133)	(374,133)

Amount at the end of the fiscal year		639,413	12,429,781	1,250,693,939	(3,974,270)	(5,672,273)	1,215,178,473	2,101,423,034	(521,635,019)	4,049,083,078	1,629,524	4,050,712,602

(1)	Inflation adjustment of capital stock and additional paid-in capital.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023
(Figures stated in thousands of pesos in constant currency)

Changes	Notes	Capital stock	Non-capital contributions	Capital adjustments (1)	Other Comprehensive Income		Earnings Reserved		Unappropriated retained earnings	Total controlling interests	Total non- controlling interests	Total Equity (2)
		Outstanding shares	Additional paid-in capital		Accumulated foreign currency translation difference from Financial Statements conversion	Other	Legal	Other
Restated amount at the beginning of the fiscal year		639,413	12,429,781	1,250,693,939	3,052,029	(2,709,836)	901,019,885	1,852,258,838	(544,367,475)	3,473,016,574	574,325	3,473,590,899
Total comprehensive income for the fiscal year
- Net income for the fiscal year									1,267,458,712	1,267,458,712	763,793	1,268,222,505
- Other comprehensive income for the fiscal year					21,251,236	66,662,947				87,914,183		87,914,183
Distribution of unappropriated retained earnings, as approved by the shareholders’ meeting held on April 25, 2023
- Legal reserve							58,371,644		(58,371,644)
- Reserve for dividends pending Central Bank of Argentina’s authorization								228,930,208	(228,930,208)
- Dividends								(385,626,314)		(385,626,314)		(385,626,314)
- Personal assets tax on shares and equity interests									(4,154,808)	(4,154,808)		(4,154,808)
Other changes											(323,586)	(323,586)

Amount at the end of the fiscal year		639,413	12,429,781	1,250,693,939	24,303,265	63,953,111	959,391,529	1,695,562,732	431,634,577	4,438,608,347	1,014,532	4,439,622,879

(1)	Inflation adjustment of capital stock and additional paid-in capital.
(2)	See Note 3.
Notes 1 to 54 to the consolidated Financial Statements are an integral part of these consolidated Financial Statements.

BANCO MACRO SA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022
(Figures stated in thousands of pesos in constant currency)

Changes	Notes	Capital stock	Non-capital contributions	Capital adjustments (1)	Other Comprehensive Income		Earnings Reserved		Unappropriated retained earnings	Total controlling interests	Total non- controlling interests	Total Equity
		Outstanding shares	Additional paid-in capital		Accumulated foreign currency translation difference from Financial Statements conversion	Other	Legal	Other
Restated amount at the beginning of the fiscal year		639,413	12,429,781	1,250,693,939	7,927,728	30,128,746	852,931,354	1,591,556,583	(581,302,738)	3,165,004,806	500,366	3,165,505,172
Total comprehensive income / (loss) for the fiscal year
- Net income for the fiscal year									276,451,498	276,451,498	48,042	276,499,540
- Other comprehensive loss for the fiscal year					(4,875,699)	(32,838,582)				(37,714,281)		(37,714,281)
Distribution of unappropriated retained earnings, as approved by the shareholders’ meeting held on April 29, 2022
- Legal reserve							48,088,531		(48,088,531)
- Reserve for dividends pending Central Bank of Argentina’s authorization								260,702,255	(187,415,562)	73,286,693		73,286,693
- Personal assets tax on shares and equity interests									(4,012,142)	(4,012,142)		(4,012,142)
Other changes											25,917	25,917

Amount at the end of the fiscal year		639,413	12,429,781	1,250,693,939	3,052,029	(2,709,836)	901,019,885	1,852,258,838	(544,367,475)	3,473,016,574	574,325	3,473,590,899

(1)	Inflation adjustment of capital stock and additional paid-in capital.
Notes 1 to 54 to the consolidated Financial Statements are an integral part of these consolidated Financial Statements.

F-1
1

BANCO MACRO SA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(Figures stated in thousands of pesos in constant currency)

Items	Notes	12/31/2024	12/31/2023 (1)	12/31/2022
Cash flows from operating activities
Income for the fiscal year before income tax		360,014,620	1,883,015,098	401,071,593
Adjustment for the total monetary effect of the fiscal year		2,359,350,148	2,850,305,910	1,551,819,047
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		138,140,500	126,517,980	103,405,915
Credit loss expense on financial assets		108,107,103	100,103,207	46,776,285
Difference in quoted prices of foreign currency		(230,684,165)	(1,131,690,314)	(573,816,274)
Other adjustments		(1,366,675,024)	263,051,583	990,216,843
Net increase / decrease from operating assets:
Debt securities at fair value through profit or loss		4,659,994,634	(1,981,404,743)	(1,003,214,145)
Derivative financial instruments		9,337,491	20,010,125	(273,792)
Repo transactions		1,340,514,525	(364,050,204)	(5,106,065)
Loans and other financing
Non-financial public sector		(59,679,256)	4,695,553	16,419,754
Other financial entities		(41,432,113)	(15,412,178)	13,661,698
Non-financial private sector and foreign residents		(1,820,535,307)	612,452,242	516,726,485
Other debt securities		(4,221,686,370)	524,584,796	308,016,695
Financial assets delivered as guarantee		42,289,786	6,899,176	29,653,856
Equity instruments at fair value through profit or loss		(1,722,434)	(891,398)	44,252,796
Other assets		(93,844,797)	35,951,928	67,319,504
Net increase / decrease from operating liabilities:
Deposits
Non-financial public sector		236,263,120	(130,360,243)	569,442
Financial sector		(31,933,700)	32,743,962	(1,484,347)
Non-financial private sector and foreign residents		879,218,267	(2,804,977,207)	1,006,952,005
Liabilities at fair value through profit or loss		(22,923,405)	(17,767,674)	(17,934,461)
Derivative financial instruments		(4,858,267)	(12,517,212)	(17,375)
Repo transactions		(32,438,415)	51,395,109
Other liabilities		119,532,151	(180,449,401)	34,120,549
Income tax paid		(322,210,844)	(57,804,036)	(18,243,607)

Total cash from (used in) operating activities (A)		2,002,138,248	(185,597,941)	3,510,892,401

(1)	See Note 3.

F-1
2

BANCO MACRO SA AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(Figures stated in thousands of pesos in constant currency)

Items	Notes	12/31/2024	12/31/2023	12/31/2022
Cash flows from investing activities
Payments:
Acquisition of PPE, intangible assets and other assets		(124,516,286)	(124,284,578)	(164,965,355)
Obtaining control of subsidiaries or other businesses		(8,526,251)	(47,813,256)
Other payments related to investing activities		(647,263)	(1,356,167)	(25,898)
Collections:
Other collections related to investing activities			350,545,498

Total cash used in investing activities (B)		(133,689,800)	177,091,497	(164,991,253)

Cash flows from financing activities
Payments:
Dividends	42	(466,940,836)	(391,293)	(129,487,826)
Non-subordinated corporate bonds	40	(82,463,383)	(10,622,097)	(34,561,157)
Financing from local financial entities		(5,910,052)	(16,545,759)
Subordinated corporate bonds	40	(28,369,186)	(28,185,148)	(31,560,769)
Other payments related to financing activities	22	(8,343,738)	(8,570,173)	(7,034,467)
Collections:
Non-subordinated corporate bonds			64,190,521	20,001,945
Financing from local financial entities				13,252,726

Total cash used in financing activities (C)		(592,027,195)	(123,949)	(169,389,548)

Effect of exchange rate fluctuations (D)		365,923,672	1,980,056,272	856,610,716

Monetary effect on cash and cash equivalents (E)		(1,793,712,775)	(4,042,040,273)	(3,041,682,969)

Net decrease in cash and cash equivalents (A+B+C+D+E)		(151,367,850)	(2,070,614,394)	991,439,347

Cash and cash equivalents at the beginning of the fiscal year	40	3,014,889,105	5,085,503,499	4,094,064,152

Cash and cash equivalents at the end of the fiscal year	40	2,863,521,255	3,014,889,105	5,085,503,499

(1)	See Note 3.
Notes 1 to 54 to the consolidated Financial Statements are an integral part of these consolidated Financial Statements.

F-1
3

BANCO MACRO SA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023
(Figures stated in thousands of pesos in constant currency)

1.	CORPORATE INFORMATION
Banco Macro SA (hereinafter, the “Bank”) is a business corporation (
sociedad anónima
) organized in the Argentine Republic, with headquarters at Avenida Madero 1182, Autonomous City of Buenos Aires (CABA, for its acronym in Spanish). Its by-laws expiry date is on March 8, 2066.
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
The Bank’s shares are publicly listed on Bolsas y Mercados Argentinos (BYMA, for its acronym in Spanish) since November 1994 and as from March 24, 2006 they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015, they were authorized to be listed on the Mercado Abierto Electrónico SA (MAE, for its acronym in Spanish).
Since 1994, Banco Macro SA’s market strategy has mainly focused on the regional areas outside CABA. Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial banks and other banking institutions.
On May 18, 2023, Banco Macro SA acquired 100% of the capital stock of Macro Agro SAU (formerly known as Comercio Interior SAU). The main purpose of this company is grain brokerage. For further information see also Note 14.
Additionally, on November 2, 2023, the Board of Directors of the Central Bank of Argentina (BCRA, for its acronym in Spanish), authorized the acquisition by Banco Macro SA of 100% of the capital stock of Banco Itaú Argentina SA, Itaú Asset Management SA and Itaú Valores SA. For further information see also Note 14.
These consolidated Financial Statements for the year ended December 31, 2024 were authorized for issue by the Management on April
2
1
, 2025. Even when the Shareholders’ Meeting has the power to amend these consolidated Financial Statements after issuance, in Management’s opinion it will not happen.

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
As of December 31, 2024 and 2023, the deposits held by the Misiones Provincial Government with the Bank amounted to 97,153,149 and 99,795,879 (including 12,412,744 and 11,353,790 related to court deposits), respectively.

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
As of December 31, 2024 and 2023, the deposits held by the Salta Provincial Government with the Bank amounted to 57,640,040 and 143,571,838 (including 16,058,365 and 19,124,664, related to court deposits), respectively.

BANCO MACRO SA AND ITS SUBSIDIARIES

Additionally, the Bank granted loans to the Salta Provincial Government and the Municipality of Salta City as of December 31, 2024 and 2023 for an amount of 4,975
and
 2,098, respectively.

2.3	Agreement with the Jujuy Provincial Government
The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.
On April 29, 2005, July 8, 2014 and September 26, 2024, extensions to such agreement were agreed upon, making it currently effective through September 30, 2034.
As of December 31, 2024 and 2023, the deposits held by the Jujuy Provincial Government with the Bank amounted to 50,429,303 and 38,718,795 (including 12,300,513 and 11,971,266, related to court deposits), respectively.
Additionally, the Bank granted loans to the Jujuy Provincial Treasury as of December 31, 2024 and 2023 for an amount of 4,563 and 18,012, respectively.

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
As of December 31, 2024 and 2023, the deposits held by the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena with the Bank amounted to 328,337,251 and 92,541,900 (including 42,211,421 and 49,135,031, related to court deposits), respectively.
Additionally, the Bank granted loans to the Tucumán Provincial Government and the Municipalities of San Miguel de Tucumán and Yerba Buena as of December 31, 2024 and 2023 for an amount of 58,717 and 4,962,620, respectively.

3.	BASIS FOR THE PREPARATION OF THESE CONSOLIDATED FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS
Presentation basis
Applicable Accounting Standards
These consolidated Financial Statements have been prepared in accordance with IFRS Accounting Standards (International Financial Reporting Standards) as issued by the IASB (International Accounting Standards Board).
The consolidated Financial Statements of the Bank comprise the Standards and Interpretations adopted or issued by the IASB and includes:

•	the IFRS Accounting Standards;

•	the International Accounting Standards (IAS); and

•	the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former Standing Interpretations Committee (SIC).
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
Figures expressed in thousands of pesos
These consolidated Financial Statements disclose figures expressed in thousands of argentine pesos in terms of purchasing power as of December 31, 2024, and are rounded up to the nearest amount in thousands of pesos, except as otherwise indicated (see section “Measuring unit” of this note).

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
Comparative information
The statement of financial position as of December 31, 2024 is presented comparatively with the immediately preceding fiscal year and the statement of income and other comprehensive income, the statement of changes in shareholders’ equity and the statement of cash flows for the fiscal year ended December 31, 2024, are presented comparatively with those of December 31, 2023 and 2022.
As it is mentioned in Note 14.2 of these consolidated Financial Statements, during May 2024 the additional amount established in the transaction price related to the purchase of Banco BMA SAU (formerly known as Banco Itaú Argentina SA), BMA Asset Management SGFCISA (formerly known as Itaú Asset Management SA) and BMA Valores SA (formerly known as Itaú Valores SA) was paid. Therefore, in accordance with IFRS 3, retrospective adjustments amounted to 11,520,209 were made in the Statement of financial position as of December 31, 2023 and Statement of financial income for the year then ended, increasing “Other non-financial liabilities” and decreasing “Income / (loss) from associates and joint ventures”.
The figures related to comparative information have been restated to consider the changes in the general purchasing power of the functional currency and, as a result, are stated in terms of the current measuring unit at the end of the reporting period (see the following section “Measuring unit”).
Measuring unit
These consolidated Financial Statements have been restated for the changes in the general purchasing power of the functional currency (argentine pesos) as of December 31, 2024, as established by IAS 29 “Financial Reporting in Hyperinflationary Economies”.
According to IFRS Accounting Standards as issued by the IASB, the restatement of Financial Statements is needed when the functional currency is the currency of a hyperinflationary economy. To achieve consistency in identifying an economic environment of that nature, IAS 29 establishes (i) certain nonexclusive qualitative indicators, consisting in analyzing the general population behavior, prices, interest rates and wages with changes in price indexes and the loss of purchasing power, and (ii) as quantitative characteristic, which is the most used condition in practice, to test if a three-year cumulative inflation rate is around 100% or more. Due to miscellaneous macroeconomic factors, the three-year inflation rate exceeded that figure and the Argentine government goals and other available estimates also indicate that this trend will not be reversed in the short term.
The restatement must be applied as if the economy had always been hyperinflationary, using a general price index that reflects changes in general purchasing power. To apply the restatement, a series of indexes are used, as prepared and published on a monthly basis by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE, for its acronym in Spanish), which combines the consumer price index (CPI) on a monthly basis published by the Argentine Institute of Statistics and Censuses (INDEC, for its acronym in Spanish) since January 2017 (baseline month: December 2016) with the wholesale prices index (WPI) published by the INDEC until that date. For the months of November and December 2015, for which the INDEC did not publish the WPI variation, the CPI variation for CABA was used.
Considering the abovementioned indexes, the inflation rate was 117.76%
,
 211.41%
and 94.79% for the fiscal years ended on December 31, 2024, 2023 and 2022, respectively.

BANCO MACRO SA AND ITS SUBSIDIARIES

Below is a description of the restatement mechanism provided by IAS 29 “Financial Reporting in Hyperinflationary Economies”:
Description of the main aspects of the restatement process for statements of financial position

(i)
Monetary items (those with a fixed nominal value in local currency) are not restated because they are already expressed in the current measuring unit as of the end of the reporting period. In an inflationary period, an entity holding monetary assets generates purchasing power loss and holding monetary liabilities generates purchasing power gain, provided that the assets and liabilities are not linked to an adjustment mechanism that offsets to some extent those effects. The net gain or loss on a monetary basis is included in profit or loss for the fiscal year.

(ii)	Assets and liabilities subject to adjustments based on specific agreements are adjusted in accordance with such agreements.

(iii)
Non-monetary items stated at current cost at the end of the reporting period, are not restated for presentation purposes in the statement of financial position, but the adjustment process must be completed to determine, in terms of constant measuring unit, the profit or loss produced by holding these non-monetary items.

(iv)
Non-monetary items carried at historical cost or at current cost at some earlier date before the reporting date, are restated at indexes that reflects the general level of price variation from the acquisition or revaluation date to the closing date, proceeding then to compare the restated amounts of those assets with their recoverable amounts. Profit or loss for the fiscal year related to depreciation of property, plant and equipment and amortization of intangible assets, as well as any other non-monetary assets cost are determined on the basis of the new restated amounts.

(v)	When an entity capitalizes borrowing cost in the non-monetary assets, the part of the borrowing cost that compensates the creditor for the effects of inflation is not capitalized.

(vi)
The restatement of non-monetary assets in terms of a current measuring unit at the end of the reporting period, without an equivalent adjustment for tax purposes results in a taxable temporary difference and the recognition of deferred income tax liability whose balancing entry is recognized in profit or loss for the fiscal year. When, beyond the restatement, there is a revaluation of non-monetary assets, the deferred tax related to the restatement is recognized in profit or loss for the fiscal year and deferred tax related to the revaluation (surplus of the revalued value over the restated value) is recognized in other comprehensive income.

Description of the main aspects of the restatement process for statements of income and other comprehensive income

(i)
Expenses and income are restated from the date the items were recorded, except for those profit or loss items that reflect or include, in their determination, the consumption of assets measured at purchasing power currency of a date prior to that which the consumption was recorded, which are restated using as basis the origination date of the assets related to the item; and also except for income or loss arising from comparing two measurements at purchasing power currency of different dates, for which it requires to identify the amounts compared, restate them separately and repeat the comparison, with the amounts already restated.

(ii)	Gain or loss on monetary position will be classified based on the item that generated it and is presented in a separate line reflecting effect of inflation on monetary items.
Description of the main aspects of the restatement process for the statements of changes in shareholders’ equity

(i)
All equity´s components are restated by applying a general price index, as mentioned before, from the beginning of the fiscal year, and each variation of those components is restated from the contribution date or from the moment it was produced by any other way. The inflation adjustment related to “Capital stock” and “Additional paid-in capital” is accumulated in “Capital adjustments”.

(ii)	Other comprehensive income generated after the transition date are presented in terms of the current measuring unit at the end of the reporting period.
Description of the main aspects of the restatement process for the statement of cash flows

(i)	All items are restated in terms of the current measuring unit as of the end of the reporting period.

(ii)
Monetary gain or loss generated by cash and cash equivalents are disclosed in the statement of cash flows after operating, investing and financing activities and financing activities, in a separate and independent line, under the description “Monetary effect on cash and cash equivalents”.

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

BANCO MACRO SA AND ITS SUBSIDIARIES

Basis for consolidation
These consolidated Financial Statements include the Financial Statements of the Bank and its controlled entities as of December 31, 2024.
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

c)	Income for the fiscal years ended December 31, 2024, 2023 and 2022, were translated into pesos on a monthly basis, using the monthly average of the reference exchange rate of the BCRA.

d)
Foreign currency translation differences arising as a result of the preceding paragraphs are recognized as a separate component within the Shareholders’ Equity account reporting them in the statement of other comprehensive income, which is called “Foreign currency translation differences from Financial Statements conversion”.

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
As of December 31, 2024 and 2023, the Bank has consolidated into its Financial Statements the Financial Statements of the following companies:

Subsidiaries (1)	Principal place of business	Country	Main activity

Macro Securities SAU (2) and (6)	Ave. Eduardo Madero 1182 - CABA	Argentina	Stock exchange services

Macro Fiducia SAU	Ave. Eduardo Madero 1182 - 2nd floor - CABA	Argentina	Services

Macro Fondos SGFCISA (7)	Ave. Eduardo Madero 1182 - 24th floor, Office B - CABA	Argentina	Management and administration of mutual funds

Macro Bank Limited (3)	Caves Village, Building 8 Office 1 - West Bay St., Nassau	Bahamas	Banking entity

Argenpay SAU	Ave. Eduardo Madero 1182 - CABA	Argentina	Electronic payment services

Fintech SGR (Structured entity)	San Martín 140 - 2nd floor - CABA	Argentina	Granting of guarantees

Macro Agro SAU (formerly known as Comercio Interior SAU) (4)	Santa Fe 1219 - 4th floor - Rosario, Santa Fe	Argentina	Grain Brokerage

BMA Asset Management SGFCISA (5) and (7)	Ave. Eduardo Madero 1182 – 2nd floor – CABA	Argentina	Management and administration of mutual funds

BMA Valores SA (5) and (6)	Ave. Eduardo Madero 1182 – 2nd floor – CABA	Argentina	Stock exchange services

(1)	See Note 14.2 related to the merger with Banco BMA SAU.
(2)	Consolidated with Macro Fondos SGFCISA (80.90% equity interest and voting rights).
(3)	Consolidated with Sud Asesores (ROU) SA (100% voting rights – Equity interest: 72,881).
(4)	Consolidated with the Bank since May 2023, as control was obtained in such month (see Note 14).
(5)	Consolidated with the Bank since November 2023, as control was obtained in such month (see Note 14).
(6)
On December 17, de 2024, the Management of Macro Securities SAU decided to carry out the process of merger by absorption, through which that Entity will absorb BMA Valores SA, which will be dissolved without being liquidated. The reorganization date is January 1, 2025.

(7)
On December 17, de 2024, the Management of Macro Fondos SGFCISA decided to carry out the process of merger by absorption, through which that Entity will absorb BMA Asset Management SGFCISA, which will be dissolved without being liquidated. The reorganization date is January 1, 2025.

BANCO MACRO SA AND ITS SUBSIDIARIES

As of December 31, 2024 and 2023, the Bank’s interest in the companies it consolidates is as follows:

Subsidiaries (1)	Shares		Bank’s interest		Non-controlling interest
	Type	Number	Total capital stock	Voting rights	Total capital stock	Voting rights
Macro Securities SAU	Common	12,885,683	100.00%	100.00%
Macro Fiducia SAU (2)	Common	47,387,236	100.00%	100.00%
Macro Fondos SGFCISA	Common	327,183	100.00%	100.00%
Macro Bank Limited	Common	39,816,899	100.00%	100.00%
Argenpay SAU	Common	1,001,200,000	100.00%	100.00%
Fintech SGR (Structured entity)	Common	119,993	24.999%	24.999%	75.001%	75.001%
Macro Agro SAU (formerly known as Comercio Interior SAU) (3)	Common	615,519	100.00%	100.00%
BMA Asset Management SGFCISA (4)	Common	91,950	100.00%	100.00%
BMA Valores SA (4)	Common	52,419,500	100.00%	100.00%

(1)	See Note 14.2 related to the merger with Banco BMA SAU.
(2)	On May 9, 2024, the Bank made an irrevocable contribution of 250,000 (not restated) to Macro Fiducia SAU.
(3)	Interest acquired in May 2023 (see Note 14).
(4)	Interest acquired in November 2023 (see Note 14).
Total assets, liabilities and Shareholders’ equity of the Bank and all its subsidiaries as of December 31, 2024 and 2023 are as follows:

Entity	Balances as of 12/31/2024
	Assets	Liabilities	Equity attributable to the owners of the Bank	Equity attributable to non-controlling interests
Banco Macro SA (1)	14,178,319,006	10,129,235,928	4,049,083,078
Macro Bank Limited	144,915,763	99,313,229	45,602,534
Macro Securities SAU (2)	402,007,719	217,660,348	184,347,371
Macro Fiducia SAU	1,453,214	38,164	1,415,050
Argenpay SAU	40,782,967	25,616,970	15,165,997
Fintech SGR	49,554,739	47,382,064	543,151	1,629,524
Macro Agro SAU (formerly known as Comercio Interior SAU)	32,490,416	30,129,909	2,360,507
BMA Asset Management SGFCISA	16,485,476	241,769	16,243,707
BMA Valores SA	5,786,161	72,787	5,713,374
Eliminations	(379,370,630)	(107,978,939)	(271,391,691)

Consolidated	14,492,424,831	10,441,712,229	4,049,083,078	1,629,524

(1)	See Note 14.2 related to the merger with Banco BMA SAU.
(2)	Includes the amounts from its subsidiary Macro Fondos SGFCISA.

F-
20

BANCO MACRO SA AND ITS SUBSIDIARIES

Entity	Balances as of 12/31/2023
	Assets	Liabilities	Equity attributable to the owners of the Bank	Equity attributable to non-controlling interests
Banco Macro SA (1)	14,182,758,254	9,744,149,907	4,438,608,347
Macro Bank Limited	211,041,322	151,421,144	59,620,178
Macro Securities SAU (2)	374,789,204	249,762,292	125,026,912
Macro Fiducia SAU	1,417,327	103,786	1,313,541
Argenpay SAU	33,125,773	18,014,966	15,110,807
Fintech SGR	36,531,677	35,178,989	338,156	1,014,532
Macro Agro SAU (formerly known as Comercio Interior SAU)	52,461,903	50,777,081	1,684,822
BMA Asset Management SGFCISA	20,628,998	4,807,724	15,821,274
BMA Valores SA	13,036,864	7,306,883	5,729,981
Eliminations	(295,971,128)	(71,325,457)	(224,645,671)

Consolidated	14,629,820,194	10,190,197,315	4,438,608,347	1,014,532

(1)	See Note 14.2 related to the merger with Banco BMA SAU.
(2)	Includes the amounts from its subsidiary Macro Fondos SGFCISA.
The Bank’s Management considers there are no other companies or structured entities to be included in the consolidated Financial Statements as of December 31, 2024 and 2023.
Summary of significant accounting policies
Below there is a description of the principal valuation and disclosure criteria used for the preparation of these consolidated Financial Statements as December 31, 2024:

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

F
-21

BANCO MACRO SA AND ITS SUBSIDIARIES

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

•	At fair value through profit or loss: the objective of the business model is generating income derived from the purchase and sale of financial assets.
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
Test of solely payments of principal and interest (SPPI test)
As part of the classification process, the Bank assessed the contractual terms of its financial assets in order to determine if such financial instruments give rise to cash flows on specific dates which are solely payments of principal and interest on the principal amount outstanding.
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
After initial recognition, these consolidated financial assets are recognized in the consolidated statement of financial position at amortized cost using the effective interest method, less a loss allowance for expected credit losses (ECL).
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
The Bank recognizes a loss allowance for ECL on loans, other financing and other debt instruments not measured at fair value through profit or loss along with loan commitments and financial guarantee contracts (not measured at fair value through profit or loss) and contract assets and accounts receivable on loans, hereinafter, the “financial instruments”. Investments in equity instruments are not subject to impairment under IFRS 9.
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

•
Stage 3: Financial instruments which credit value is impaired (as described in Note 52.1.1, section “Definitions of significant increase in risk (SICR), impairment and default”). The Bank books a loss allowance for lifetime ECL.

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

•
Loan commitments and letters of credit: Upon estimating the lifetime ECL for loan commitments, the ECL are the present value of the difference between the cash flows owed to the bank and the expected cash flows if the loan is withdrawn during the 12 months or expected lifetime. The cash flows are discounted at the original effective interest rate of each transaction.

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
To determine a loss allowance in the calculation of ECL, the impact of the main macroeconomic variables should be analyzed to adjust historical information to the current conditions and short-term prospects. To such end, different and probable macroeconomic scenarios should be weighed upon using relevant variables in assessing credit risk (such as GDP growth, interest rate and CPI).
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
Within other financial liabilities the Bank included guarantees granted and eventual liabilities, which must be disclosed in the notes to the consolidated Financial Statements, when the documents supporting such credit facilities are issued and are initially recognized at fair value of the commission received, in the statement of financial position. After initial recognition, the liability for each guarantee was recognized at the higher of the amount of the loss allowance and the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles under IFRS 15 “Revenue from contracts with customers”. The commission received has been recognized as “Commissions income” in the consolidated statement of income, based on the amortization thereof following the straight-line method over the effective term of the financial guarantee granted.

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
The Bank derecognizes a loan when the terms and conditions have been renegotiated and if, substantially, it becomes a new loan, recognizing the difference for derecognition in profit or loss. If the modification does not generate substantially different cash flows, the modification does not result in derecognition of the loan. The Bank recalculates the gross carrying amount of the assets as present value of modified contractual cash flows, using for the discount the original EIR and recognizes profit or loss from modification as explained in Note 3.2.4.7 “Forborne and modified loans”.
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
Since July 1, 2024, the Bank revaluated holdings of Argentine government Treasury bonds in pesos adjustable by CER – Maturity: 06-30-2027, from the fair value through profit or loss model to the amortized cost model, in order to maintain the already said holding until maturity for the collection of its contractual flow. At that time, the fair value of the already said holding amounted to
 1,891,309,298 (not restated), and the annual effective interest rate was set at 5.71%. The fair value of the already said holdings as of December 31, 2024 amounts to 2,302,947,204, which would have generated a gain of 411,637,906 (nominal amount without considering the effect of exposure to currency inflation between both dates) if they had been maintained at fair value through profit or loss. Additionally, the income from interest and charges accrued from July 1, 2024 to December 31, 2024 amounts to 611,966,659.
This was made as part of a modification of certain significant business activities of the Bank, considering the recent business combinations (see also Note 14).

3.3	Leases
The Bank assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

F-
28

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

F-
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
Associates are those entities over which the Bank has significant influence, i.e. the power to participate in the financial and operating policy decisions of such controlled entity, but without having the control thereof.
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

F-
30

BANCO MACRO SA AND ITS SUBSIDIARIES

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
Development expenditure incurred in a specific project shall be recognized as intangible asset when the Bank can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	how the intangible asset will generate probable future economic benefits,

•	the availability of adequate resources to complete the development, and

•	the ability to measure reliably the expenditure attributable to the intangible asset during its development.
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

F-
3
1

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
Non-current assets classified as held for sale are measured, when they are reclassified to this category, at the lower of carrying amount and fair value less costs to sell and are disclosed in a separate item in the consolidated statement of financial position. Once these assets are classified as held for sale, depreciation and amortization ceased.
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
When there is any evidence or when an annual impairment test is required for an asset, the Bank shall estimate the recoverable amount of such asset. If the carrying amount of an asset exceeds its recoverable amount, such asset is deemed impaired and its carrying amount shall be reduced to its recoverable amount. As of the date of issuance of these consolidated Financial Statements, there is no evidence of impairment of non-financial assets and the recoverable amount are higher than the related carrying amount.

3.11	Provisions
The Bank recognizes a provision if and only if the following circumstances are met: (a) the Bank has a present obligation as a result of a past event; (b) it is probable (i.e. it is more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation; and (c) a reliable estimate can be made of the amount of the obligation.
In order to determine the amount of provisions, the risks and uncertainties were considered taking into account the opinion of independent and internal legal advisors of the Bank. Where the effect of the time value of money is material, the provisions shall be discounted using a pre-tax rate that reflects, if applicable, current risks specific to the liability. When the discount is recognized, the effect of the provision derived from the lapse of time is accounted for as “Interest expense” in the statement of income. Based on the analysis carried out, the Bank recognized as provision the amount of the best estimate of the cash flow required to settle the present obligation at the end of each fiscal year.
The provisions accounted for by the Bank are reviewed at the end of each reporting period or fiscal year, as applicable, and adjusted to reflect the current best available estimate.
In addition, provisions are recognized with specific allocation to be used only for the cash flow for which they were originally recognized.
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
The Bank recognized its streams of income and expenses as is explained below, in accordance with IFRS 9 and 15. The majority of Bank’s income and expenses are related to financial instruments, in general recorded using the effective interest method. The remaining income and expenses are recorded depending on the period in which the performance obligation is satisfied. In Notes 30 to 33 are disclosed the streams and amounts for the years ended December 31, 2024, 2023 and 2022.

3.12.1	Interest income and interest expense
Revenue from interest received and expenses for interest paid were recognized according to their accrual period, applying the effective interest method, which is explained in section “Financial assets at amortized cost – Effective interest method”.

F-
3
2

BANCO MACRO SA AND ITS SUBSIDIARIES

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
These items are recognized based on their accrual according to the recognition criteria established in the Conceptual Framework.

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

F-
3
3

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

•
Deferred income tax: it is assessed based on the separate Financial Statements of the Bank and of each of its subsidiaries and reflects the effects of temporary differences between the carrying amount of an asset or liability in the statement of financial position and its tax base. Assets and liabilities are measured using the tax rate that is expected to be applied to taxable income in the years in which these differences are expected to be settled or recovered. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that will follow from the manner in which the Bank and its subsidiaries expect, at the end of the reporting period, to recover or settle the carrying amount of their assets and liabilities. Deferred tax assets and liabilities are measured by their nominal figures, without discount, the tax rates that are expected to be applied in the fiscal year in which the asset shall be realized or the liability shall be settled. Deferred tax assets are recognized when it is probable that taxable profit will be available against which the deductible temporary difference can be applied.

3.15	Earnings per share
Basic earnings per share shall be calculated by dividing Net profit attributable to controlling shareholders of the Bank by the weighted average number of ordinary shares outstanding during the fiscal year. See also Note 42.

3.16	Fiduciary activities and investment management
The Bank offers custody, administration, investment management and advisory services to third parties that originate the holding or placement of assets in the name of such third parties. These assets and income on them are not included in these consolidated Financial Statements, since they are not owned by the Bank. The commissions derived from these activities are accounted for as “Commissions income” in the consolidated Statement of income. See also Notes 45, 46 and 49.
Accounting judgments, estimates and assumptions
The preparation of these consolidated Financial Statements requires the Bank’s Management to consider significant accounting judgments, estimates and assumptions that impact on the reported assets and liabilities, income and expenses, as well as the determination and disclosure of contingent assets and liabilities, as of the end of the fiscal year. The Bank’s reported amounts are based on the best estimate regarding the probability of occurrence of different future events. Therefore, the uncertainties associated with the estimates and assumptions adopted may drive in the future to final amounts that may differ from those estimates and may require significant adjustments to the reported amounts of the affected assets and liabilities.
In certain cases, the Financial Statements prepared in accordance with the IFRS Accounting Standards as issued by the IASB, require that the assets and liabilities to be recognized and/or presented at their fair value. The fair value is the amount at which an asset can be exchanged, or at which a liability can be settled, in mutual independent terms and conditions between participants of the principal market (or most advantageous market) duly informed and willing to transact in an orderly and current transaction. When prices in active markets are available, the Bank has used them as basis for valuation. When prices in active markets are not available, the Bank estimates those values as values based on the best available information, including the use of models and other assessment techniques (for additional information regarding fair value estimates see Note 13). This kind of estimates also applies to the measurement of acquired identifiable assets and liabilities assumed as a consequence of business combinations (see Note 14).
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

F-
3
4

BANCO MACRO SA AND ITS SUBSIDIARIES

Standards amendments adopted in the fiscal year
For the fiscal year beginning on January 1, 2024, the following amendments to IFRS Accounting Standards as issued by the IASB are effective:
Amendments to IFRS 16 “Leases” – Sale and leaseback transactions
:
In September 2022, the IASB issued amendments to IFRS 16, specifically on the requirements that a lessee-seller uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the lessee-seller does not recognize any amount of the gain or loss that relates to the right of use. Applying these requirements will not prevent the seller-lessee from recognizing, in profit or loss, any gain or loss related to the partial or full termination of a lease. The amendment does not prescribe specific measurement requirements for lease liabilities arising from a leaseback. The initial measurement of the lease liability arising from a leaseback may result in a seller-lessee determining ‘lease payments’ that are different from the general definition of lease payments. The seller-lessee will need to develop and apply an accounting policy that results in information that is relevant and reliable in accordance with IAS 8.
This amendment did not have a material impact on the consolidated Financial Statements.
Amendments to IAS 7 “Statement of Cash Flows” and IFRS 7 “Financial Instruments: Disclosures” – Disclosures on supplier finance arrangements
:
In May 2023, the IASB issued amendments to IAS 7 “Statement of Cash Flows” and IFRS 7 “Financial Instruments: Disclosures”, which specify disclosure requirements to enhance the current requirements, which are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.
These amendments require an entity to provide information about the impact of supplier finance arrangements on liabilities and cash flows, including terms and conditions of those arrangements, quantitative information on liabilities related to those arrangements as at the beginning and end of the reporting period and the type and effect of non-cash changes in the carrying amounts of those arrangements. The information on those arrangements is required to be aggregated unless the individual arrangements have dissimilar or unique terms and conditions. In the context of quantitative liquidity risk disclosures required by IFRS 7, supplier finance arrangements are included as an example of other factors that might be relevant to disclose.
These amendments did not have material impacts on the disclosures of the consolidated Financial Statements.
New pronouncements
The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of these consolidated Financial Statements are disclosed below. The Bank intends to adopt these standards, if applicable, when they become effective.
Amendments to IAS 21 – Lack of exchangeability
In August 2023, the IASB issued amendments to IAS 21 related to “Lack of exchangeability”. The amendment to IAS 21 specifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. A currency is considered to be exchangeable into another currency when an entity is able to obtain the other currency within a time frame that allows for a normal administrative delay and through a market or exchange mechanism in which an exchange transaction would create enforceable rights and obligations. If a currency is not exchangeable into another currency, an entity is required to estimate the spot exchange rate at the measurement date. An entity’s objective in estimating the spot exchange rate is to reflect the rate at which an orderly exchange transaction would take place at the measurement date between market participants under prevailing economic conditions. The amendments note that an entity can use an observable exchange rate without adjustment or another estimation technique.
When an entity estimates a spot exchange rate because a currency is not exchangeable into another currency, it will disclose information that enables users of the financial statements to understand how the currency not being exchangeable into another currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows. These amendments are effective as of January 1, 2025. The Bank is evaluating the effects that this amendment would cause on the consolidated Financial Statements.

F
-
3
5

BANCO MACRO SA AND ITS SUBSIDIARIES

IFRS 18 – Presentation and disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18, “Presentation and disclosure in Financial Statements”, which addresses the format for the presentation of profit or loss in the Financial Statements, management-defined performance measures and aggregation/disaggregation of disclosures information. This standard will replace IAS 1 and is effective as of January 1, 2027. The Bank is evaluating the effects that this standard would cause on the consolidated Financial Statements.
Amendments to IFRS 9 and IFRS 7 – Classification and measurement of financial instruments
In May 2024, the IASB issued amendments to the classification and measurement of financial instruments, which:

•
Clarify that a financial liability is derecognized on the “settlement date”, that is, when the related obligation is discharged, cancelled, expires or the liability otherwise qualifies for derecognition. It also introduces an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before settlement date if certain conditions are met.

•	Clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG) features and other similar contingent features.

•	Clarify the treatment of non-recourse assets and contractually linked instruments.

•
Require additional disclosures for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income.

These amendments are effective as of January 1, 2026. The Bank is evaluating the effects that these amendments would cause on the consolidated Financial Statements.
Improvements to IFRS Accounting Standards
In July 2021, the IASB issued Annual Improvements to IFRS Accounting Standards - Volume 11. The following is a summary of the amendments made:

•	IFRS 1 First-time adoption of International Financial Reporting Standards – Hedge accounting by a first-time adopter.

•
IFRS 7 Financial Instruments: Disclosures of gain or loss on derecognition, of deferred difference between fair value and transaction price, and credit risk disclosures; amendments are also made to paragraph IG1 of the Guidance on implementing.

•
IFRS 9 Financial Instruments – Lessee Derecognition of Lease Liabilities. However, the amendment does not address how a lessee distinguishes between a lease modification as defined in IFRS 16 and an extinguishment of a lease liability in accordance with IFRS 9.

•
IFRS 9 Financial Instruments – Transaction price: paragraph 5.1.3 of IFRS 9 has been amended to replace the reference to “transaction price as defined by IFRS 15 Revenue from contracts with customers” with “the amount determined by applying IFRS 15”.

•
IFRS 10 Consolidated Financial Statements – Determination of a “De Facto Agent”: paragraph B74 of IFRS 10 has been amended to clarify that the relationship described in paragraph B74 is just one example of various relationships that might exist between the investor and other parties acting as de facto agents of the investor.

•	IAS 7 Statement of Cash Flows – Cost Method: paragraph 37 of IAS 7 has been amended to replace the term “cost method” with “at cost”, following the prior deletion of the definition of “cost method”.
These amendments are effective as of January 1, 2026. The Bank is evaluating the effects that these amendments would cause on the consolidated Financial Statements.

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

F-
3
6

BANCO MACRO SA AND ITS SUBSIDIARIES

As of December 31, 2024 and 2023, the Bank maintains the following maximum exposures to credit risk related to this type of transactions:

Composition	12/31/2024	12/31/2023
Undrawn commitments of credit cards and checking accounts	4,006,933,173	3,015,330,004
Guarantees granted	203,803,498	402,952,906
Overdraft and unused agreed commitments	46,404,145	79,663,599
Responsibilities for foreign trade operations		87,345,788

Subtotal	4,257,140,816	3,585,292,297

Less: Allowance for ECL	(7,906,939)	(4,739,962)

Total	4,249,233,877	3,580,552,335

Disclosures related to the allowance for ECL are detailed in item 9.5 of Note 9 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss”.
Risks related to the abovementioned contingent transactions have been assessed and are controlled within the framework of the Bank’s credit risk policy, as described in Note 52.

5.	DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
The following table shows the Bank’s holdings of debt securities at fair value through profit or loss as of December 31, 2
0
24 and 2023:

Name	Holdings
	12/31/2024		12/31/2023
	Fair value level	Book amounts	Book amounts
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
- Local
Government securities
Argentine government Treasury bonds at a discount in pesos adjustable by CER - Maturity: 06-30-2025	1	413,688,814
Argentine government Treasury bonds in pesos adjustable by CER 4.25% - Maturity: 02-14-2025	1	125,482,034	626,057
Argentine Republic Dollar Bonds step up - Maturity: 07-09-2035	1	23,291,954	2,064,671
Argentine government Treasury bonds at a discount in pesos adjustable by CER - Maturity: 12-15-2027	1	22,348,055
Argentine government Treasury bonds at a discount in pesos adjustable by CER - Maturity: 12-15-2026	1	18,106,173
Argentine government Treasury bills capitalizable in pesos - Maturity: 08-15-2025	1	17,636,614
Argentine government Treasury bills capitalizable in pesos - Maturity 03-31-2025	1	14,517,787
Argentine Republic Dollar Bonds step up - Maturity: 07-09-2041	1	14,369,263	2,704,994
Treasury Bills of the Province of Neuquén S01 C01 - Maturity: 04-19-2026	2	10,738,000	19,965,096
Argentine government Treasury bonds capitalizable in pesos - Maturity: 02-13-2026	1	9,060,602
Other		112,447,222	3,706,330,509

Subtotal local government securities (1)		781,686,518	3,731,691,327

F
-37

BANCO MACRO SA AND ITS SUBSIDIARIES

Name	Holdings
	12/31/2024		12/31/2023
	Fair value level	Book amounts	Book amounts
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS (continued)
Private securities
Corporate bonds YPF SA C025 - Maturity: 02-13-2026	2	10,524,314	22,274,000
Corporate bonds Genneia SA C031 - Maturity: 09-02-2027	1	3,746,255	6,381,042
Corporate bonds Telecom Argentina SA C005 - Maturity: 08-06-2025	1	3,539,868
Corporate bonds Coemision Gemsa and CTR C021 - Maturity: 04-17-2025	1	2,924,998	3,789,091
Fiduciary Debt Securities Confibono Financial Trust	3	2,632,564
Corporate bonds YPF SA C043 - Maturity: 03-08-2027	1	2,308,739
Corporate bonds Pan American Energy LLC C033 - Maturity: 07-04-2027	1	1,996,800
Corporate bonds Telecom Argentina SA C10 - Maturity: 06-10-2025	1	1,988,096
Corporate bonds John Deere Credit Cía. Financiera SA C013 Maturity: 01-04-2026	1	1,959,985
Corporate bonds Pampa Energía SA CL. I - Maturity: 01-24-2027	2	1,905,010	7,602,893
Other		26,673,155	31,360,398

Subtotal local private securities (1)		60,199,784	71,407,424

- Foreign
Government securities
US Treasury bills - Maturity: 03-20-2025	1	1,023,272
US Treasury bills - Maturity: 02-04-2025	1	83,837
US Treasury bills - Maturity: 06-27-2024	1		7,290,477
US Treasury bills - Maturity: 10-31-2024	1		5,077,422

Subtotal foreign government securities		1,107,109	12,367,899

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		842,993,411	3,815,466,650

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
Additionally, with almost all the instruments received, the Bank acquired put options with the BCRA. These options give the Bank the opportunity to sell (put option) the underlying asset at a value determined by the applicable BCRA regulations. In this transaction, the options can be exercised up to one day before the maturity of the underlying instrument. Considering the terms and conditions of these put options established by the BCRA, they are considered “out of the money” with a fair value equal to zero. As of December 31, 2024, all the options were exercised. As of December 31, 2023, the notional value of these options was
2,435,250,848.
In addition, in August 2024, the Bank entered again into voluntary debt exchange under the terms of section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The security involved in such exchange transaction was as follows:

•	Argentine government Treasury bonds in pesos adjusted by CER 4.25% - Maturity: 02-14-2025 (T2X5) for a face value of 2,000,000,000.
During July 2023, the Bank decided to enter into an exchange of the following inst ru
men
t:
Aeropuertos Argentina 2000 US dollars 4% class 3 - Maturity: 09-08-2023 (AER3D) for a total face value of 4,555,434.

F-
3
8

BANCO MACRO SA AND ITS SUBSIDIARIES

6.	DERIVATIVE FINANCIAL INSTRUMENTS
The Bank performs derivative transactions for trading purposes through Futures and Forwards. These are contractual agreements to buy or sell a specific financial instrument at a given price and a fixed date in the future. Forward contracts are customized contracts traded on an over-the-counter market. Future contracts, in turn, correspond to transactions for standardized amounts, executed in a regulated market and, generally, subject to daily cash margin requirements. The main differences in risks associated with these types of contracts are the credit risk and the liquidity risk. In forward contracts there is counterparty risk since the Bank has credit exposure to counterparties of the agreements. The credit risk related to futures contracts is deemed very low because daily cash margin requirements help guarantee these contracts are always fulfilled. In addition, forward contracts are generally settled in gross terms and, therefore, they are deemed to have a higher settlement risk than future contracts that, unless they are chosen to be performed by delivery, are settled on a net basis. Both types of contracts expose the Bank to market risk. See in addition Notes 5 and 10.
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

Derivative financial Assets	Underlying notional value	12/31/2024		12/31/2023
		Notional value (in thousands)	Fair value	Notional value (in thousands)	Fair value
Transactions of foreign currency contract without delivery of underlying asset	US dollars	82,701	2,500,969	113,653	28,621,262
Put options taken (1)	Argentine pesos	2,304,282,735	16,782,802

Total derivatives held for trading		2,304,365,436	19,283,771	113,653	28,621,262

(1)
Corresponds to the premium pending of accrual related to the options acquired by the Bank that give it the option to sell the underlying asset (government security) at a value determined by the applicable regulations of the BCRA. In this operation, the options can be exercised up to one day before the expiration of the underlying asset. Considering the terms and conditions of these put options established by the BCRA, they are considered “out of the money” with a fair value equal to zero.

Derivative financial Liabilities	Underlying notional value	12/31/2024		12/31/2023
		Notional value (in thousands)	Fair value	Notional value (in thousands)	Fair value
Transactions of foreign currency contract without delivery of underlying asset	US dollars	70,650	1,278,065	132,179	6,179,869
Put options taken	Argentine pesos	275,020	43,537

Total derivatives held for trading		345,670	1,321,602	132,179	6,179,869

F-
3
9

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
As of December 31, 2024 and 2023, the Bank has repurchase agreements of government and private securities, in absolute value, for 18,956,694 and 1,391,909,634, respectively. Maturity of the repurchase agreements as of December 2024 will occur during the month of January 2025. Furthermore, the securities received guarantee repurchase agreements as of December 31, 2023 amount to 1,479,609,206 and are recognized as an off balance sheet transaction, while the securities delivered that guarantee repurchase agreements as of December 31, 2024 and 2023 amount to 23,026,682 and 66,301,893, respectively, and are recorded as “Financial assets delivered in guarantee” of the consolidated Financial Statements.
Profit generated by the Bank as a result of its repurchase agreements arranged during the fiscal years ended on December 31, 2024, 2023 and 2022, total 297,684,162, 428,816,754 and 90,088,754, respectively, and were accounted for in “Interest income” in the statement of income. In addition, losses generated by the Bank as a result of its repurchase agreements arranged during the fiscal years ended on December 31, 2024, 2023 and 2022 total 8,268,119, 30,211,753 and 6,616,153, respectively, and are recognized as “Interest expense” in the Statement of income.

8.	OTHER FINANCIAL ASSETS
The composition of the other financial assets as of December 31, 2024 and 2023 is as follows:

Composition	12/31/2024	12/31/2023
Receivables from spot sales of government securities pending settlement	285,913,206	204,671
Sundry debtors	156,551,005	226,028,927
Debtors from operations	57,379,951	151,757,434
Private securities	46,163,784	57,469,987
Receivables from spot sales of foreign currency pending settlement	156,374	3,077,595
Other	2,258,839	1,293,096

Subtotal	548,423,159	439,831,710

Less: Allowances for ECL	(279,916)	(1,296,294)

Total	548,143,243	438,535,416

Disclosures related to allowance for ECL are detailed in item 9.4 of Note 9 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss”.

F
-40

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
Note 13 discloses financial assets measured at fair value on a recurring basis and financial assets not recognized at fair value. This classification is made pursuant to the expressed in Note 3 “Basis for the preparation of these consolidated Financial Statements and applicable accounting standards”. Additionally, Note 13 explains the information related to the valuation process.
Moreover, the Bank applies the impairment requirements for guarantees granted, undrawn commitments of credit cards, checking account advance agreements and letters of credit, which are not recognized in the consolidated statement of financial position. This impairment is disclosed in the consolidated statement of income as “Other operating expenses”.
For the purpose of assessing the Bank’s credit risk exposure and identifying material credit risk concentration, disclosures regarding credit risk of financial assets and off balance items are as follows.

9.1	Loans and other financing measured at amortized cost
According to the nature of the information to be disclosed and the loan characteristics, the Bank groups them as follows (see in addition Note 52.1.4):

Composition	12/31/2024	12/31/2023
Loans and other financing	5,925,015,422	4,109,867,412
Individual assessment	1,525,810,240	955,501,068
Collective assessment	4,399,205,182	3,154,366,344

Less: Allowance for ECL	(123,354,597)	(116,827,575)

Total	5,801,660,825	3,993,039,837

The following table shows the credit quality and the carrying amount of credit risk, based on the Bank’s credit risk rating system, the probability of default (PD) and the year-end stage classification, taking into account what was mentioned in the previous paragraph. The amounts are presented gross of the impairment allowances.

Internal rating grade	Range PD			12/3 1 /2024
				Stage 1	Stage 2	Stage 3	Total	%
Performing				5,629,903,605	107,331,873		5,737,235,478	96.83
High grade	0.00%	-	3.50%	5,054,424,112	27,078,504		5,081,502,616	85.76
Standard grade	3.51%	-	7.00%	334,245,264	24,728,616		358,973,880	6.06
Sub-standard grade	7.01%	-	33.00%	241,234,229	55,524,753		296,758,982	5.01
Past due but not impaired (1)	33.01%	-	99.99%	57,069,647	64,085,088		121,154,735	2.05
Impaired		100%				66,625,209	66,625,209	1.12

Total				5,686,973,252	171,416,961	66,625,209	5,925,015,422	100

%				95.98	2.90	1.12	100

F
-
4
1

BANCO MACRO SA AND ITS SUBSIDIARIES

Internal rating grade	Range PD			12/31/2023
				Stage 1	Stage 2	Stage 3	Total	%
Performing				3,851,436,730	107,415,588		3,958,852,318	96.32
High grade	0.00%	-	3.50%	3,607,639,957	38,375,337		3,646,015,294	88.70
Standard grade	3.51%	-	7.00%	161,840,600	24,164,485		186,005,085	4.53
Sub-standard grade	7.01%	-	33.00%	81,956,173	44,875,766		126,831,939	3.09
Past due but not impaired (1)	33.01%	-	99.99%	20,818,791	86,657,976		107,476,767	2.62
Impaired		100%				43,538,327	43,538,327	1.06

Total				3,872,255,521	194,073,564	43,538,327	4,109,867,412	100

%				94.22	4.72	1.06	100

(1)	It includes transactions under collective assessment which are more than 5 days past due independently of the PD range assigned.

9.1.1	Loans on an individual assessment
The table below shows the credit quality and the debt balance to credit risk of corporate loans by grade of credit risk classification, based on the Bank’s internal credit rating system, PD range and classification by stages as of the date of the reporting period. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in Note 52 section “Credit risk”.

Internal rating grade	Range PD			12/31/2024
				Stage 1	Stage 2	Stage 3	Total	%
Performing				1,493,279,244	15,149,753		1,508,428,997	98.86
High grade	0.00%	-	3.50%	1,478,244,781	12,098,069		1,490,342,850	97.68
Standard grade	3.51%	-	7.00%	4,451,091	3,051,684		7,502,775	0.49
Sub-standard grade	7.01%	-	33.00%	10,583,372			10,583,372	0.69
Past due but not impaired	33.01%	-	99.99%
Impaired		100%				17,381,243	17,381,243	1.14

Total				1,493,279,244	15,149,753	17,381,243	1,525,810,240	100

%				97.87	0.99	1.14	100

Internal rating grade	Range PD			12/31/2023
				Stage 1	Stage 2	Stage 3	Total	%
Performing				886,073,325	15,455,160		901,528,485	94.35
High grade	0.00%	-	3.50%	807,664,086	9,304,513		816,968,599	85.50
Standard grade	3.51%	-	7.00%	44,696,723	3,182		44,699,905	4.68
Sub-standard grade	7.01%	-	33.00%	33,712,516	6,147,465		39,859,981	4.17
Past due but not impaired	33.01%	-	99.99%		38,587,859		38,587,859	4.04
Impaired		100%				15,384,724	15,384,724	1.61

Total				886,073,325	54,043,019	15,384,724	955,501,068	100

%				92.73	5.66	1.61	100

F
-42

BANCO MACRO SA AND ITS SUBSIDIARIES

An analysis of changes in the gross carrying amount and the corresponding ECL allowances in relation to lending on an individual assessment is as follows:

	Stage			Total
	1	2	3
Gross carrying amount as of January 1, 2024	886,073,325	54,043,019	15,384,724	955,501,068
Assets originated or purchased	1,438,683,385	291,591		1,438,974,976
Assets derecognized or repaid	(372,382,088)	(5,537,451)	(2,015,078)	(379,934,617)
Variations	91,297,555	76,778	1,303,120	92,677,453
Transfers to Stage 1	2,563	(2,563)
Transfers to Stage 2	(42)	42
Transfers to Stage 3	(7,143,490)	(4,590,923)	11,734,413
Amounts Written Off			(305,969)	(305,969)
Monetary effect	(543,251,964)	(29,130,740)	(8,719,967)	(581,102,671)

As of December 31, 2024	1,493,279,244	15,149,753	17,381,243	1,525,810,240

	Stage			Total
	1	2	3
Gross carrying amount as of January 1, 2023	711,962,751	17,429,280	9,324,710	738,716,741
Assets originated or purchased	1,414,968,469	46,249,081		1,461,217,550
Assets derecognized or repaid	(385,296,690)		(6,118,860)	(391,415,550)
Variations	61,008,479	14,367,791	23,881,746	99,258,016
Transfers to Stage 1
Transfers to Stage 2
Transfers to Stage 3
Amounts Written Off			(1,410,775)	(1,410,775)
Monetary effect	(916,569,684)	(24,003,133)	(10,292,097)	(950,864,914)

As of December 31, 2023	886,073,325	54,043,019	15,384,724	955,501,068

	Stage			Total
	1	2	3
ECL amount as of January 1, 2024	10,143,065	29,582,127	12,096,101	51,821,293
Assets originated or purchased	9,140,450	160,070		9,300,520
Assets derecognized or repaid	(4,182,790)	(8,468,635)	(2,101,204)	(14,752,629)
Variations	(179,093)	(4,214,007)	970,760	(3,422,340)
Transfers to Stage 1	300	(300)
Transfers to Stage 2	(693)	693
Transfers to Stage 3	(5,270,176)	(814,927)	6,085,103
Amounts Written Off			(306,011)	(306,011)
Monetary effect	(5,769,050)	(15,675,845)	(6,696,621)	(28,141,516)

As of December 31, 2024	3,882,013	569,176	10,048,128	14,499,317

F-
4
3

BANCO MACRO SA AND ITS SUBSIDIARIES

	Stage			Total
	1	2	3
ECL amount as of January 1, 2023	6,393,460	2,252,175	5,214,461	13,860,096
Assets originated or purchased	14,819,910	29,909,593		44,729,503
Assets derecognized or repaid	(3,056,554)		(3,069,030)	(6,125,584)
Variations	26,659	5,487,609	17,137,967	22,652,235
Transfers to Stage 1
Transfers to Stage 2
Transfers to Stage 3
Amounts Written Off			(1,051,504)	(1,051,504)
Monetary effect	(8,040,410)	(8,067,250)	(6,135,793)	(22,243,453)

As of December 31, 2023	10,143,065	29,582,127	12,096,101	51,821,293

9.1.2	Loans on a collective assessment
The table below shows the credit quality and the debt balance to credit risk of loans portfolio under collective assessment, by grade of credit risk classification, based on the Bank’s internal credit rating system, PD range and classification by stages as of the date of the reporting period. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in Note 52 section “Credit risk”.

Internal rating grade	Range PD			12/31/2024
				Stage 1	Stage 2	Stage 3	Total	%
Performing				4,136,624,361	92,182,120		4,228,806,481	96.13
High grade	0.00%	-	3.50%	3,576,179,331	14,980,435		3,591,159,766	81.63
Standard grade	3.51%	-	7.00%	329,794,173	21,676,932		351,471,105	7.99
Sub-standard grade	7.01%	-	33.00%	230,650,857	55,524,753		286,175,610	6.51
Past due but not impaired (1)	33.01%	-	99.99%	57,069,647	64,085,088		121,154,735	2.75
Impaired		100%				49,243,966	49,243,966	1.12

Total				4,193,694,008	156,267,208	49,243,966	4,399,205,182	100

%				95.33	3.55	1.12	100

Internal rating grade	Range PD			12/31/2023
				Stage 1	Stage 2	Stage 3	Total	%
Performing				2,965,363,405	91,960,428		3,057,323,833	96.93
High grade	0.00%	-	3.50%	2,799,975,871	29,070,824		2,829,046,695	89.69
Standard grade	3.51%	-	7.00%	117,143,877	24,161,303		141,305,180	4.48
Sub-standard grade	7.01%	-	33.00%	48,243,657	38,728,301		86,971,958	2.76
Past due but not impaired (1)	33.01%	-	99.99%	20,818,791	48,070,117		68,888,908	2.18
Impaired		100%				28,153,603	28,153,603	0.89

Total				2,986,182,196	140,030,545	28,153,603	3,154,366,344	100

%				94.67	4.44	0.89	100

(1)	It includes transactions which are more than 5 days past due independently of the PD range assigned.

F-
4
4

BANCO MACRO SA AND ITS SUBSIDIARIES

An analysis of changes in the gross carrying amount and the corresponding ECL allowances in relation to lending on a collective assessment is as follows:

	Stage			Total
	1	2	3
Gross carrying amount as of January 1, 2024	2,986,182,196	140,030,545	28,153,603	3,154,366,344
Assets originated or purchased	2,683,176,456	113,276,642		2,796,453,098
Assets derecognized or repaid	(648,984,712)	(28,679,364)	(5,095,162)	(682,759,238)
Variations	949,681,882	20,124,790	5,297,150	975,103,822
Transfers to Stage 1	26,296,863	(26,077,546)	(219,317)
Transfers to Stage 2	(23,615,450)	23,789,195	(173,745)
Transfers to Stage 3	(41,644,683)	(2,353,424)	43,998,107
Amounts Written Off	(1,964,243)	(1,749,773)	(5,860,024)	(9,574,040)
Monetary effect	(1,735,434,301)	(82,093,857)	(16,856,646)	(1,834,384,804)

As of December 31, 2024	4,193,694,008	156,267,208	49,243,966	4,399,205,182

	Stage			Total
	1	2	3
Gross carrying amount as of January 1, 2023	3,251,326,588	119,211,327	24,664,394	3,395,202,309
Assets originated or purchased	2,805,222,783	131,652,646		2,936,875,429
Assets derecognized or repaid	(576,540,804)	(17,028,573)	(3,773,663)	(597,343,040)
Variations	863,176,481	25,838,367	28,949,714	917,964,562
Transfers to Stage 1	46,099,523	(45,528,177)	(571,346)
Transfers to Stage 2	(89,823,544)	90,386,271	(562,727)
Transfers to Stage 3	(14,731,398)	(7,479,499)	22,210,897
Amounts Written Off	(1,272,360)	(4,149,475)	(8,921,850)	(14,343,685)
Monetary effect	(3,297,275,073)	(152,872,342)	(33,841,816)	(3,483,989,231)

As of December 31, 2023	2,986,182,196	140,030,545	28,153,603	3,154,366,344

	Stage			Total
	1	2	3
ECL amount as of January 1, 2024	33,312,282	10,006,640	21,687,360	65,006,282
Assets originated or purchased	62,011,648	13,001,831		75,013,479
Assets derecognized or repaid	(5,410,388)	(1,794,681)	(3,768,110)	(10,973,179)
Variations	5,165,069	7,847,843	10,583,528	23,596,440
Transfers to Stage 1	1,953,604	(1,787,051)	(166,553)
Transfers to Stage 2	(753,917)	874,240	(120,323)
Transfers to Stage 3	(27,647,987)	(303,853)	27,951,840
Amounts Written Off	(229,600)	(353,380)	(4,653,961)	(5,236,941)
Monetary effect	(19,217,254)	(6,318,805)	(13,014,742)	(38,550,801)

As of December 31, 2024	49,183,457	21,172,784	38,499,039	108,855,280

F-
4
5

BANCO MACRO SA AND ITS SUBSIDIARIES

	Stage			Total
	1	2	3
ECL amount as of January 1, 2023	30,231,121	12,283,850	18,236,500	60,751,471
Assets originated or purchased	27,745,334	8,166,731		35,912,065
Assets derecognized or repaid	(3,807,083)	(2,278,430)	(2,792,755)	(8,878,268)
Variations	8,808,827	8,055,390	37,446,553	54,310,770
Transfers to Stage 1	4,115,536	(3,702,269)	(413,267)
Transfers to Stage 2	(1,964,842)	2,370,725	(405,883)
Transfers to Stage 3	(419,123)	(1,176,999)	1,596,122
Amounts Written Off	(114,772)	(889,460)	(6,330,079)	(7,334,311)
Monetary effect	(31,282,716)	(12,822,898)	(25,649,831)	(69,755,445)

As of December 31, 2023	33,312,282	10,006,640	21,687,360	65,006,282

Over the course of 2024 and 2023, the Bank generated profit from loan portfolio sales for 983,075 and 754,333, respectively.
The contractual amount outstanding on loans and other financing that have been written off by the Bank as of December 31, 2024 and 2023 that were still subject to enforcement activity was 32,216,067 and 65,230,574, respectively.

9.2	Other debt securities at amortized cost
For local government securities, EAD is considered equal to the debt balance, because there is not available information of such instruments’ behavior when they defaulted. For PD and LGD parameters, they were calculated using Basel regulatory parameters, considering also the market value at year end.
The criterion used to calculat
e
 ECL of Financial Trusts and Corporate Bonds is based on the rating granted by risk rating agencies to each debt security type making up each financial trust or each corporate bond series, respectively. This means that the factor to be used will vary depending on the debt securities holdings (A or B). The EAD is assumed to be equal to the outstanding balance.
The table below shows the exposures gross of impairment allowances by stage:

Composition	12/31/2024
	Stage 1	Stage 2	Stage 3	Total	%
Local government securities and Central Bank of Argentina bills	2,680,130,775			2,680,130,775	99.71
Corporate bonds	6,332,597			6,332,597	0.24
Financial trusts	1,310,610			1,310,610	0.05

Total	2,687,773,982			2,687,773,982	100

%	100			100

Composition	12/31/2023
	Stage 1	Stage 2	Stage 3	Total	%

Local government securities and Central Bank of Argentina bills	281,199,178			281,199,178	92.16
Corporate bonds	22,473,671			22,473,671	7.37
Financial trusts	1,448,430			1,448,430	0.47
Other private securities			312	312

Total	305,121,279		312	305,121,591	100

%	100			100

F-
4
6

BANCO MACRO SA AND ITS SUBSIDIARIES

The related ECL for local government securities and Central Bank of Argentina bills as of December 31, 2024 and 2023 amounted to 603,029 and 1,870,183, respectively. The related ECL for Corporate bonds as of December 31, 2024 and 2023 amounted to 4,117 and 25,541, respectively. The ECL related to Financial trusts as of December 31, 2024 and 2023 amounted to 1,699 and 301, respectively. The ECL related to Other private securities as of December 31, 2023 amounted to 312. A detail of these investments is disclosed in Note 10.

9.3	Other debt securities at fair value through OCI
This group includes local and foreign government securities measured at fair value through OCI. For these assets, an individual assessment of the related parameters was performed. For PD and LGD parameters, they were calculated using Basel regulatory parameters.
The table below shows the exposures gross of impairment allowances by stage:

Composition	12/31/2024
	Stage 1	Stage 2	Stage 3	Total	%
Local government securities	372,181,358			372,181,358	84.84
Foreign government securities	66,522,379			66,522,379	15.16

Total	438,703,737			438,703,737	100

%	100			100

Composition	12/31/2023
	Stage 1	Stage 2	Stage 3	Total	%
Local government securities	540,301,477			540,301,477	85.06
Foreign government securities	94,891,857			94,891,857	14.94

Total	635,193,334			635,193,334	100

%	100			100

The related ECL for local government securities as of December 31, 2024 and 2023 amounted to 83,741 and 121,569, respectively. During 2024 and 2023, there were no transfers between stages. A detail of these investments is disclosed in Note 10.

9.4	Other financial assets
The table below shows the exposures gross of impairment allowances by stage:

Composition	12/31/2024
	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	502,259,375			502,259,375	100

Total	502,259,375			502,259,375	100

%	100			100

Composition	12/31/2023
	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	382,361,722			382,361,722	100

Total	382,361,722			382,361,722	100

%	100			100

The ECL related to these types of instruments amounted to 279,916 and 1,296,294 as of December 31, 2024 and 2023, respectively.

F-
4
7

BANCO MACRO SA AND ITS SUBSIDIARIES

9.5	Loans commitment
The table below shows the exposures gross of impairment allowances by stage:

Composition	12/31/2024
	Stage 1	Stage 2	Stage 3	Total	%
Undrawn commitments of credit cards and checking accounts	3,984,550,273	22,320,115	62,785	4,006,933,173	94.16
Guarantees granted	202,650,721	325,010		202,975,731	4.77
Overdraft and unused agreed commitments	45,557,863	51,253		45,609,116	1.07

Total	4,232,758,857	22,696,378	62,785	4,255,518,020	100

%	99.47	0.53		100

Composition	12/31/2023
	Stage 1	Stage 2	Stage 3	Total	%
Undrawn commitments of credit cards and checking accounts	2,992,085,586	23,238,765	5,653	3,015,330,004	84.14
Guarantees granted	401,529,174			401,529,174	11.20
Responsibilities for foreign trade operations	87,345,788			87,345,788	2.44
Overdraft and unused agreed commitments	79,566,815	71,305		79,638,120	2.22

Total	3,560,527,363	23,310,070	5,653	3,583,843,086	100

%	99.35	0.65		100

The related ECL for undrawn commitments of credit cards and checking accounts as of December 31, 2024 and 2023 amounted to 7,428,500 and 3,190,674, respectively. The ECL related to guarantees granted as of December 31, 2024 and 2023 amounted to 444,845 and 1,455,996, respectively. The ECL related to overdraft and unused agreed commitments as of December 31, 2024 and 2023 amounted to 33,594 and 93,292, respectively.
For undrawn commitments of credit cards and checking accounts, during 2024 there were transfers of the carrying amounts to Stage 1, Stage 2 and Stage 3 for an amount of (3,428,848), 3,408,679 and 20,169, respectively, and there were transfers of the ECL to Stage 1, Stage 2 and Stage 3 for an amount of 144,809, (144,896) and 87, respectively. For undrawn commitments of credit cards and checking accounts, during 2023 there were transfers of the carrying amounts to Stage 1, Stage 2 and Stage 3 for an amount of
 27,910,904, (27,915,148) and 4,244,
respectively, and there were transfers of the ECL to Stage 1, Stage 2 and Stage 3 for an amount of
472,743
,

(472,754)

and 11, respectively. For the other items, there were no transfers between stages during 2024 and 2023.

F
-
4
8

BANCO MACRO SA AND ITS SUBSIDIARIES

10.	OTHER DEBT SECURITIES
The following table shows the Bank’s holdings of other debt securities, net of the impairment allowances, as of December 31, 2024 and 2023:

Name	Holdings
	12/31/2024		12/31/2023
	Fair value level	Book amounts	Book amounts
OTHER DEBT SECURITIES
Measured at fair value through OCI
- Local
Government securities
Argentine government Treasury bonds in pesos adjusted by CER 4.25% - Maturity: 02-14-2025	1	361,931,363	428,113,929
Argentine government US dollar step-up bonds - Maturity: 07-09-2030	1	9,482,096	8,181,938
Argentine government US dollar bonds 1% - Maturity: 07-09-2029	1	767,899	613,316
Argentine government Treasury bonds in pesos adjusted by CER 3.75% - Maturity: 04-14-2024			92,942,491
Argentine government Treasury bonds in pesos BADLAR x0.7 - Maturity: 11-23-2027			5,657,479
Argentine government Treasury bonds in pesos adjusted by CER 4.25% - Maturity: 10-14-2024			4,792,324

Subtotal local government securities (1)		372,181,358	540,301,477

- Foreign
Government securities
US Treasury bills - Maturity: 01-16-2025	1	27,831,316
US Treasury bills - Maturity: 01-02-2025	1	20,647,700
US Treasury bills - Maturity: 01-14-2025	1	18,043,363
US Treasury bills - Maturity: 01-18-2024			68,517,681
US Treasury bills - Maturity: 01-11-2024			26,374,176

Subtotal foreign government securities		66,522,379	94,891,857

Total other debt securities measured at fair value through OCI		438,703,737	635,193,334

Measured at amortized cost
- Local
Government securities
Argentine government Treasury bonds in pesos adjustable by CER - Maturity: 06-30-2027		2,434,892,421
Argentine government Treasury bonds in pesos - Maturity: 08-23-2025		171,366,044	97,894,556
Argentine government Treasury bonds in pesos - Maturity: 05-23-2027		35,411,657	76,791,745
Debt securities of the Province of Buenos Aires variable rate - Maturity: 12-05-2027		10,651,154
Argentine government Treasury bonds in pesos BADLAR x0.7 - Maturity: 11-23-2027		8,199,587	29,152,081
Debt securities of the Province of Córdoba in pesos C L. 4 - Maturity: 12-05-2027		7,186,943
Discount bonds denominated in pesos at 5.83% - Maturity: 12-31-2033		5,924,562	3,255,091
Letters of the Municipality of Córdoba Series L - Maturity: 03-16-2025		3,038,231
Public Title of the municipality of Córdoba S01 - Maturity: 09-09-2026		2,607,295
BADLAR bonds of the municipality of Rosario - Maturity: 07-05-2026	2	249,852
Other			227,696

Subtotal local government securities		2,679,527,746	207,321,169

F-
4
9

BANCO MACRO SA AND ITS SUBSIDIARIES

Name	Holdings
	12/31/2024		12/31/2023
	Fair value level	Book amounts	Book amounts
OTHER DEBT SECURITIES (continued)
BCRA bills
BCRA internal bills at benchmark exchange rate, at zero rate - Maturity: 10-03-2024			22,007,277
BCRA internal bills at benchmark exchange rate, at zero rate - Maturity: 11-18-2024			15,845,244
BCRA internal bills at benchmark exchange rate, at zero rate - Maturity: 10-19-2024			8,802,914
BCRA internal bills at benchmark exchange rate, at zero rate - Maturity: 11-15-2024			7,218,390
BCRA internal bills at benchmark exchange rate, at zero rate - Maturity: 08-06-2024			4,929,631
BCRA internal bills at benchmark exchange rate, at zero rate - Maturity: 08-08-2024			4,225,398
BCRA internal bills at benchmark exchange rate, at zero rate - Maturity: 11-13-2024			3,697,224
BCRA internal bills at benchmark exchange rate, at zero rate - Maturity: 11-20-2024			3,169,049
BCRA internal bills at benchmark exchange rate, at zero rate - Maturity: 10-18-2024			1,760,582
BCRA internal bills at benchmark exchange rate, at zero rate - Maturity: 08-03-2024			352,117

Subtotal BCRA bills			72,007,826

Private securities
Corporate bonds Vista Energy Argentina SAU C20 - Maturity: 07-20-2025		3,291,441	5,616,457
Corporate bonds Vista Oil y Gas Argentina SAU C15 - Maturity: 01-20-2025		2,807,679	4,779,528
Fiduciary Debt Securities Financial Trust Red Surcos S033 CL.A – Maturity: 07-05-2025		787,300
Fiduciary Debt Securities Secubono Financial Trust S237 CL.A – Maturity: 07-28-2025		504,278
Corporate bonds SME Liliana SRL Guaranteed S01 – Maturity: 04-18-2025		229,360	914,764
Fiduciary Debt Securities Financial Trust Payway Collection Acel S01 CL.B – Maturity: 04-15-2025		17,333
Corporate bonds Vista Energy Argentina SAU C13 - Maturity: 08-08-2024			5,181,048
Corporate bonds Volkswagen Financial Services C010 – Maturity: 10-12-2024			4,189,179
Corporate bonds MSU SA C06 – Maturity: 11-02-2024			1,767,156
Fiduciary debt securities Confibono Financial Trust S73 Class A - Maturity: 05-20-2024			1,033,125
Other			415,002

Subtotal local private securities		7,637,391	23,896,259

Total Other debt securities measured at amortized cost (2)		2,687,165,137	303,225,254

TOTAL OTHER DEBT SECURITIES		3,125,868,874	938,418,588

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

F
-
50

BANCO MACRO SA AND ITS SUBSIDIARIES

With almost all of the instruments received, the Bank acquired put options with the BCRA. These options give the Bank the opportunity to sell (put option) the underlying asset at a value determined by the applicable BCRA regulations. In this transaction, the options can be exercised up to one day before the maturity of the underlying instrument. Considering the terms and conditions of these put options established by the BCRA, they are considered “out of the money” with a fair value equal to zero.

(2)	As of December 31, 2024, the Bank maintains put options with the BCRA on government securities with a total notional value of 2,286,308,790.
As of December 31, 2024 the unrealized gains and losses from government securities amounted to 525,434 and 6,197,707, respectively. In addition, as of December 31, 2023, the unrealized gains and losses from government securities amounted to 70,751,565 and 6,798,454, respectively.

11.	FINANCIAL ASSETS DELIVERED AS GUARANTEE
The composition of financial assets delivered as guarantee as of December 31, 2024 and 2023 is as follows:

Composition	Carrying amount
	12/31/2024	12/31/2023
For transactions with the BCRA	138,595,967	148,335,239
For guarantee deposits	85,472,993	74,751,313
For repurchase agreements	23,026,682	66,301,893

Total	247,095,642	289,388,445

The Bank’s Management considers there shall be no losses due to the restrictions on the above listed financial assets.

12.	EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS
The following table shows the bank’s holdings of equity instruments at fair value through profit or loss as of December 31, 2024 and 2023:

Name	Holdings
	12/31/2024		12/31/2023
	Fair value level	Book amounts	Book amounts
EQUITY INSTRUMENTS
Measured at fair value through profit or loss
- Local
Mercado Abierto Electrónico SA	3	5,151,280	3,635,456
Matba Rofex SA	1	1,853,561	1,774,680
C.O.E.L.S.A	3	952,842	527,911
Sedesa	3	136,485	81,961
AC Inversora SA	3	134,368	85,324
Mercado a Término Rosario SA	3	151,368	97,945
Provincanje SA	3	15,290	33,296
Tienda Campo Simple SA	3	8,613
Pampa Energía SA	1	6,826	6,894
Argencontrol SA	3	4,388	1,864
Other		447	4,121

Subtotal local		8,415,468	6,249,452

F-
5
1

BANCO MACRO SA AND ITS SUBSIDIARIES

Name	Holdings
	12/31/2024		12/31/2023
	Fair value level	Book amounts	Book amounts
EQUITY INSTRUMENTS (continued)
- Foreign
Banco Latinoamericano de Comercio Exterior SA	1	268,229	318,118
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales	3	37,313	56,884
Cedear Vista Oil & Gas			273,126
Cedear Pepsico			88,616
Cedear Thermo Fisher Scientific Inc.			12,380

Subtotal foreign		305,542	749,124

Total measured at fair value through profit or loss		8,721,010	6,998,576

TOTAL EQUITY INSTRUMENTS		8,721,010	6,998,576

13.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES
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
Although the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments, any technique to perform such estimate implies certain inherent fragility level.
Fair value hierarchy
The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

•
Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with respect to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at the end of each fiscal year.

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

F
-
5
2

BANCO MACRO SA AND ITS SUBSIDIARIES

The following tables show the hierarchy in the Bank’s financial asset and liability at fair value measurement, as of December 31, 2024 and 2023:
Categories of financial assets and liabilities as of December 31, 2024

Item	Amortized cost	Fair value through OCI	Fair value through P/L	Fair value hierarchy
			Obligatory measurement	Level 1	Level 2	Level 3
Financial assets
Cash and deposits in banks
Cash	416,058,887
Financial institutions	2,219,786,919
Other	54,792,752
Debt securities at fair value through profit or loss			842,993,411	802,765,675	36,844,120	3,383,616
Derivative financial instruments			19,283,771	33,492	19,250,279
Other financial assets	501,979,459		46,163,784	45,978,629		185,155
Loans and other financing
To the non-financial government sector	69,917,894
Other financial institutions	63,132,416
To the non-financial private sector and foreign residents
Overdrafts	541,134,853
Documents	1,021,239,445
Mortgage loans	504,071,972
Pledge loans	122,617,082
Personal loans	1,153,204,936
Credit cards	1,378,563,049
Financial leases	16,448,771
Other (1)	931,330,407
Other debt securities	2,687,165,137	438,703,737		438,703,737
Financial assets delivered as guarantee	246,153,453		942,189	942,189
Equity instruments at fair value through profit or loss			8,721,010	2,128,616		6,592,394

TOTAL FINANCIAL ASSETS	11,927,597,432	438,703,737	918,104,165	1,290,552,338	56,094,399	10,161,165

(1)	Includes the total allowances to the non-financial private sector and foreign residents.

Item	Amortized cost	Fair value through OCI	Fair value through P/L	Fair value hierarchy
			Obligatory measurement	Level 1	Level 2	Level 3
Financial liabilities
Deposits
From the non-financial government sector	643,700,325
From the financial sector	12,022,826
From the non-financial private sector and foreign residents
Checking accounts	1,030,746,073
Savings accounts	3,958,813,403
Time deposits and investment accounts	2,049,617,546
Other	727,805,714
Liabilities at fair value through profit or loss			7,183,451	7,183,451
Derivative financial instruments			1,321,602	92,978	1,228,624
Repo transactions
Other financial institutions	18,956,694
Other financial liabilities	1,031,875,594
Financing received from Central Bank and other financial institutions	43,472,692
Issued corporate bonds	14,789,758
Subordinated corporate bonds	417,675,451

TOTAL FINANCIAL LIABILITIES	9,949,476,076		8,505,053	7,276,429	1,228,624

F-
5
3

BANCO MACRO SA AND ITS SUBSIDIARIES

Categories of financial assets and liabilities as of December 31, 2023

Item	Amortized cost	Fair value through OCI	Fair value through P/L	Fair value hierarchy
			Obligatory measurement	Level 1	Level 2	Level 3
Financial assets
Cash and deposits in banks
Cash	865,299,956
Financial institutions	1,754,503,315
Other	122,030
Debt securities at fair value through profit or loss			3,815,466,650	3,770,471,313	44,980,059	15,278
Derivative financial instruments			28,621,262	1,429	28,619,833
Repo transactions
BCRA	1,340,514,525
Other financial assets	381,065,428		57,469,988	57,331,923		138,065
Loans and other financing
To the non-financial government sector	10,269,100
Other financial institutions	21,700,303
To the non-financial private sector and foreign residents
Overdrafts	626,939,697
Documents	736,778,932
Mortgage loans	359,589,458
Pledge loans	61,251,124
Personal loans	518,869,616
Credit cards	1,055,651,798
Financial leases	20,662,718
Other (1)	581,327,091
Other debt securities	303,225,254	635,193,334		629,197,692	5,995,642
Financial assets delivered as guarantee	234,449,160		54,939,285	54,939,285
Equity instruments at fair value through profit or loss			6,998,576	2,473,814		4,524,762

TOTAL FINANCIAL ASSETS	8,872,219,505	635,193,334	3,963,495,761	4,514,415,456	79,595,534	4,678,105

(1)	Includes the total allowances to the non-financial private sector and foreign residents.

Item	Amortized cost	Fair value through OCI	Fair value through P/L	Fair value hierarchy
			Obligatory measurement	Level 1	Level 2	Level 3
Financial liabilities
Deposits
From the non-financial government sector	407,437,205
From the financial sector	43,956,526
From the non-financial private sector and foreign residents
Checking accounts	1,109,772,817
Savings accounts	3,114,083,306
Time deposits and Investment accounts	2,282,679,207
Other	381,229,139
Liabilities at fair value through profit or loss			30,106,856	30,106,856
Derivative financial instruments			6,179,869	87,955	6,091,914
Repo transactions
Other financial institutions	51,395,109
Other financial liabilities	815,507,243
Financing received from Central Bank and other financial institutions	43,115,043
Issued corporate bonds	128,184,411
Subordinated corporate bonds	714,760,748

TOTAL FINANCIAL LIABILITIES	9,092,120,754		36,286,725	30,194,811	6,091,914

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
As of December 31, 2024 and 2023, the Bank has neither changed the techniques nor the assumptions used to estimate the fair value of the financial instruments.
Below is the reconciliation between the amounts at the beginning and at the end of the fiscal year of the financial assets recognized at fair value categorized as level 3:

Reconciliation	As of December 31, 2024
	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	15,278	138,065	4,524,762
Profit and loss	518,980	(215,154)	5,406,986
Recognition and derecognition	3,212,353	451,596	8,248
Monetary effect	(362,995)	(189,352)	(3,347,602)

Amount at the end of the fiscal year	3,383,616	185,155	6,592,394

Reconciliation	As of December 31, 2023
	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	6,997,410	335,099	4,645,092
Transfers from level 3 (1)			(306,237)
Profit and loss	5,078,117	81,143	4,900,032
Recognition and derecognition	(7,524,345)		54,619
Monetary effect	(4,535,904)	(278,177)	(4,768,744)

Amount at the end of the fiscal year	15,278	138,065	4,524,762

(1)	Transfer of equity instruments at fair value through profit or loss from level 3 to level 1 that were measured using quoted prices observable in active markets as of December 31, 2023.
The fair values of instruments measured at level 3 are determined by the Bank based on valuation techniques derived from the “income method”, whose main unobservable data are related to discount rates, and on which a reasonable change in such input data would not generate significant effects on the consolidated Financial Statements taken as a whole.
Changes in fair value levels
The Bank monitors the availability of information in the market to evaluate
the classification of financial instruments into the fair value hierarchy as well as the resulting determination of transfers between levels 1, 2 and 3 at each year end.

F-
55

BANCO MACRO SA AND ITS SUBSIDIARIES

Except for the foregoing, as of December 31, 2024 and 2023, the Bank has not recognized any transfers between levels 1, 2 and 3.
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
The following table shows a comparison between the fair value and the carrying amount of financial instruments not measured at fair value as of December 31, 2024 and 2023:

Composition	12/31/2024
	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	2,690,638,558	2,690,638,558			2,690,638,558
Other financial assets	501,979,459	501,979,459			501,979,459
Loans and other financing (1)	5,801,660,825			5,432,217,583	5,432,217,583
Other debt securities (1)	2,687,165,137	2,470,198,227	61,476,176		2,531,674,403
Financial assets delivered as guarantee	246,153,453	246,158,423			246,158,423

Total	11,927,597,432	5,908,974,667	61,476,176	5,432,217,583	11,402,668,426

Financial liabilities
Deposits	8,422,705,887	5,542,870,685		2,896,392,407	8,439,263,092
Repo transactions	18,956,694	18,956,694			18,956,694
Other financial liabilities	1,031,875,594	1,008,593,413	27,797,386		1,036,390,799
Financing received from the BCRA and other financial institutions	43,472,692	41,572,590	1,900,102		43,472,692
Issued corporate bonds	14,789,758		14,789,758		14,789,758
Subordinated corporate bonds	417,675,451		402,425,288		402,425,288

Total	9,949,476,076	6,611,993,382	446,912,534	2,896,392,407	9,955,298,323

(1)	The Bank’s Management has not identified additional impairment indicators of its financial assets as a result of the differences in the fair value thereof.

Composition	12/31/2023
	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	2,619,925,301	2,619,925,297			2,619,925,297
Repo transactions	1,340,514,525	1,340,514,525			1,340,514,525
Other financial assets	381,065,428	381,065,428			381,065,428
Loans and other financing	3,993,039,837			3,510,864,322	3,510,864,322
Other debt securities	303,225,252	200,413,016	121,001,588		321,414,604
Financial assets delivered as guarantee	234,449,160	234,451,717			234,451,717

Total	8,872,219,503	4,776,369,983	121,001,588	3,510,864,322	8,408,235,893

F-5
6

BANCO MACRO SA AND ITS SUBSIDIARIES

Composition	12/31/2023
	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial liabilities
Deposits	7,339,158,200	4,554,539,815		2,788,023,459	7,342,563,274
Repo transactions	51,395,109	51,395,109			51,395,109
Other financial liabilities	815,507,243	789,093,751	25,330,165		814,423,916
Financing received from the BCRA and other financial institutions	43,115,043	17,002,115	13,375,602		30,377,717
Issued corporate bonds	128,184,411		129,896,019		129,896,019
Subordinated corporate bonds	714,760,748		605,112,609		605,112,609

Total	9,092,120,754	5,412,030,790	773,714,395	2,788,023,459	8,973,768,644

14.	BUSINESS COMBINATIONS

14.1	Macro Agro SAU (formerly known as Comercio Interior SAU)
On May 18, 2023, the Bank acquired from Inversora Juramento SA, 100% of the capital stock and votes of Macro Agro SAU (formerly known as Comercio Interior SAU), a company engaged in the grain brokerage business.
The Special Shareholders’ Meeting held on October 6, 2023 deemed it appropriate and approved the change of its corporate name to “Macro Agro S.A.U.” and, consequently, subject to the authorization of the Business Associations Regulatory Agency of the Province of Santa Fe (IGPJ, for its acronym in Spanish), proposed the amendment of section 1 of the by-laws. On October 27, 2023, the proceedings were filed with the IGPJ. Additionally, on March 5, 2024, the Bank was notified of the resolution of the IGPJ, which approved the reform of the by-laws with the name of Macro Agro SAU.
Assets acquired and liabilities assumed
The fair value of the assets identified and liabilities assumed as of the acquisition date is as follows (figures stated in thousands of pesos in constant currency as of December 31, 2024):

Composition	Fair value recognized on acquisition
Assets
Cash and deposits in banks	104,051
Debt securities at fair value through profit or loss	2,148,164
Loans and other financing	300,616
Financial assets delivered as guarantee	4,136,611
Other financial assets	16,099,574
Property, plant and equipment	290,697
Intangible assets	64,622
Other non-financial assets	238,814

23,383,149

Liabilities
Other financial liabilities	15,952,996
Provisions	45,003
Current income tax liabilities	271,097
Deferred income tax liabilities	320,345
Other non-financial liabilities	4,434,191

21,023,632

Net assets acquired at fair value	2,359,517

F-5
7

BANCO MACRO SA AND ITS SUBSIDIARIES

The goodwill generated by the acquisition of Macro Agro SAU (formerly known as Comercio Interior SAU) amounted to 740,305.
In accordance with the share purchase contract, the transaction price was set at USD 5,218,800, which will be paid in variable annual installments using the proceeds from the dividends of Macro Agro SAU (formerly known as Comercio Interior SAU). Thus, the Bank assigns 100% of the rights over the dividends in favor of the seller, up to the full payment of the purchase price. Each installment will become due within fifteen days as from the Shareholders’ Meeting approval of the Financial Statements of Macro Agro SAU (formerly known as Comercio Interior SAU), starting the first installment in 2024.
To measure the liabilities arising from this transaction the Bank estimated the company’s future income, discounting them at its own business rate. As a consequence, at the acquisition date, the liability amounted to USD 2,973,375.
On September 29, 2023, Macro Agro SAU (formerly known as Comercio Interior SAU) distributed cash dividends amounting to 440,000 (not restated). Those dividends were received by Banco Macro SA on October 2, 2023. As it was explained in the previous paragraphs, dividends were used to pay the liability arising from the purchase, which decreased by USD 558,651.70.
Additionally, on March 12, 2024, Macro Agro SAU (formerly known as Comercio Interior SAU) distributed cash dividends amounting to 450,669 (not restated). Those dividends were received by Banco Macro SA on March 12, 2024 and were used to pay the liability arising from the purchase, which decreased by USD 430,639.40.

14.2	Banco BMA SAU (formerly known as Banco Itaú Argentina SA) and its subsidiaries
On August 23, 2023, Banco Macro SA entered into a stock purchase agreement with Itaú Unibanco Holding SA, through its affiliates Itaú Unibanco SA, Banco Itaú BBA SA and Itaú Consultoria de Valores Mobiliários e Participaçoes SA (collectively, “Itaú”), pursuant to which, subject to certain conditions (substantially the approval of the transaction by the BCRA), the Bank would acquire from Itaú the shares representing 100% of the capital stock and votes of Banco Itaú Argentina SA, Itaú Asset Management SA and Itaú Valores SA.
On November 2, 2023, the Board of Directors of the BCRA authorized the abovementioned purchase, as per the following breakdown:

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

F
-
5
8

BANCO MACRO SA AND ITS SUBSIDIARIES

Assets acquired and liabilities assumed
The fair value of the assets identified acquired and liabilities assumed as of the acquisition date is as follows (figures stated in thousands of pesos in constant currency as of December 31, 2024):

Composition	Fair value recognized on acquisition
Assets
Cash and deposits in banks	350,545,499
Debt securities at fair value through profit or loss	111,566,155
Derivative financial instruments	48,340,475
Repo transactions	556,501,451
Other financial assets	36,171,461
Loans and other financing	632,774,099
Other debt securities	149,598,937
Financial assets delivered as guarantee	88,641,544
Current income tax assets	444,186
Equity instruments at fair value through profit or loss	414,539
Investments in subsidiaries, associates and joint ventures	20,904,413
Property, plant and equipment	81,538,270
Intangible assets	46,381,079
Deferred income tax assets	40,860,990
Other non-financial assets	16,116,190
Non-current assets held for sale	28,254,303

2,209,053,591

Liabilities
Deposits	1,469,980,575
Liabilities at fair value through profit or loss	44,307,370
Derivative financial instruments	18,681,004
Other financial liabilities	41,553,860
Financing received from the BCRA and other financial institutions	23,227,369
Issued corporate bonds	12,893,518
Current income tax liabilities	43,679,377
Provisions	6,497,980
Deferred income tax liabilities	38,560,081
Other non-financial liabilities	119,381,026

1,818,762,160

Net assets acquired at fair value	390,291,431

For the valuation of the core deposits intangible, the favorable source of funds methodology was used. This method determines the spread between the cost of central deposits acquired and the cost of an alternative source of financing over the estimated life of the core deposit base. As a result of this transaction, the intangible asset recognized amounted to 11,290,577. See Note 13 for additional fair value valuation techniques for other assets acquired and liabilities assumed in the business combination.
The price of this transaction was established at USD 50,000,000, which was set at the time of the agreement and paid on November 3, 2023, and an additional amount resulting from the adjustment of the result obtained by Banco BMA SAU (formerly known as Banco Itaú Argentina SA), BMA Asset Management SGFCISA (formerly known as Itaú Asset Management SA) and BMA Valores SA (formerly known as Itaú Valores SA) between April 1, 2023 and the closing date established in the purchase contract, which was agreed between the parties in May 2024 for an amount of USD

7,564,706
.
The difference between such additional amount and the estimated additional amount at the acquisition date for an amount of 11,520,209 was recorded in comparative information for prior year presented in lines “Other non-financial liabilities” and “Income / (loss) from associates and joint ventures” in accordance with IFRS 3, as it is explained in section “Comparative information” of the Note 3.

F-
5
9

BANCO MACRO SA AND ITS SUBSIDIARIES

If the business combination had taken place at the beginning of the year 2023, the interest income and commission income of the Bank would have amounted to 6,156,948,072 and 574,036,540, respectively, and the net income for the fiscal year ended December 31, 2023 would have amounted to 1,291,937,385.
As the amount of the net assets acquired exceeds the fair value of the price paid, the Bank recorded a gain generated by this acquisition for 329,863,740, which is recorded in “Income / (loss) from associates and joint ventures” for the fiscal year ended December 31, 2023. The gain was related to the price of this transaction determined in the arm’s length basis and the net assets acquired.
Through Communiqué “C” 99120, the BCRA informed that according to the authorization gave in due time through Resolution No. 352 of the Board of Directors dated October 31,2024, on November 19, 2024, Banco Macro SA performed the merger by absorption of Banco BMA SAU. This merger had in turn been resolved by the Shareholders’ Meeting held on May 6, 2024, with retroactive effect to January 1, 2024, also approved by the National Securities Commission (CNV, for its acronym in Spanish) on November 6, 2024, and registered in the Public Registry on November 14, 2024. Therefore, since November 19, 2024, the authorization of Banco BMA SAU to operate as a commercial bank was revoked, and its buildings were incorporated to Banco Macro SA as branches.

15.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

15.1	Associates
The following table provides summarized financial information about the Bank’s investment in its associates:

Entity	Proportional Bank’s interest	Financial position		Profit (Loss) for the fiscal year
		12/31/2024	12/31/2023	12/31/2024	12/31/2023
Macro Warrants SA (1) and (2)	5%	26,305	25,219	1,086	(12,513)
Play Digital SA (1) and (2)	9.54%	1,505,724	1,627,696	(778,723)	(3,313,783)
Alianza SGR (1) and (2)	25%	117,708	6,555	113,475	(193,442)

(1)	The existence of significant influence is evidenced by the representation that the Bank has in the Board of Directors of these associates.
(2)
To measure this investment, accounting information of this associate as of September 30, 2024 has been used. Additionally, significant transactions conducted or events that occurred between October 1, 2024 and December 31, 2024 have been considered.

15.2	Joint ventures
The following table provides summarized financial information about the Bank’s investment in its joint ventures:

Entity	Proportional Bank’s interest	Financial position		Profit (Loss) for the fiscal year
		12/31/2024	12/31/2023	12/31/2024	12/31/2023
Banco Macro SA – Bizland SAU Unión transitoria	50%	2,775,857	1,804,192	2,117,481	1,120,191
Finova SA (1)	50%	176,225	205,896	(29,671)	(271,050)

(1)
To measure this investment, accounting information of this associate as of September 30, 2024 has been used. Additionally, significant transactions conducted or events that occurred between October 1, 2024 and December 31, 2024 have been considered.

BANCO MACRO SA AND ITS SUBSIDIARIES

16.	PROPERTY, PLANT AND EQUIPMENT
The changes in property, plant and equipment during the fiscal years ended on December 31, 2024 and 2023 are as follows:

Item	12/31/2024
	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers	Difference for conversion	Depreciation						Residual value at the end of the fiscal year
							Accumulated	Transfers	Decrease	Difference for conversion	For the fiscal year	At the end
Cost
Real property	733,254,730	50	8,419,607	32,981,451	6,240,470		113,333,266	17,419	37,391,643		20,640,973	96,600,015	618,333,341
Furniture and facilities	129,927,611	10	3,396,131	30,102,472	3,412,639	(1,652)	74,283,431	(426)	28,861,026	(252)	8,806,325	54,228,052	52,404,205
Machinery and equipment	213,378,420	5	24,034,797	123,097,988	765,112	(70,930)	160,130,187	(1,334)	122,642,220	(13,310)	20,065,105	57,538,428	57,470,983
Vehicles	24,222,974	5	2,785,385	1,952,372		(31,811)	17,115,939		1,269,445	(8,868)	2,696,853	18,534,479	6,489,697
Other	5,502,772	3	2,632	3,168	1,605,438	(32,110)	941,962	857,214	3,168	(4,511)	519,012	2,310,509	4,765,055
Work in progress	18,611,532		23,756,323	312,766	(9,659,447)								32,395,642
Right of use real property	16,684,870	5	158,699	16,480,501		(126,977)	16,406,302		16,383,138	(23,265)	180,247	180,146	55,945
Right of use furniture	75,671,426	5	10,301,628	14,783,666	(1,605,439)		58,090,090	(857,214)	14,133,108		10,106,038	53,205,806	16,378,143

Total property, plant and equipment	1,217,254,335		72,855,202	219,714,384	758,773	(263,480)	440,301,177	15,659	220,683,748	(50,206)	63,014,553	282,597,435	788,293,011

Item	12/31/2023
	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers	Difference for conversion	Depreciation						Residual value at the end of the fiscal year
							Accumulated	Transfers	Decrease	Difference for conversion	For the fiscal year	At the end
Cost
Real property	645,607,014	50	85,681,066	936,239	2,902,889		98,071,687	(77,560)	195,610		15,534,749	113,333,266	619,921,464
Furniture and facilities	100,246,962	10	26,793,120	1,012,164	3,898,612	1,081	65,095,238	1,688,072	1,009,969	148	8,509,942	74,283,431	55,644,180
Machinery and equipment	145,550,679	5	82,666,803	15,689,548	781,480	69,006	151,947,800	81,294	13,440,195	9,998	21,531,290	160,130,187	53,248,233
Vehicles	19,496,142	5	6,521,203	1,798,930	(19,883)	24,442	16,132,256	142,847	1,458,829	6,605	2,293,060	17,115,939	7,107,035
Other	5,619	3	5,464,877	1,010		33,286	2,223		1,010	3,308	937,441	941,962	4,560,810
Work in progress	8,791,431		21,487,086	1,866,223	(9,800,762)								18,611,532
Right of use real property	245,732	5	294,635	192,102	16,249,720	86,885	16,349,751	19,471	192,102	114,340	114,842	16,406,302	278,568
Right of use furniture	54,831,707	5	27,291,452	6,461,156	9,423		54,927,736	(1,508)	5,259,031		8,422,893	58,090,090	17,581,336

Total property, plant and equipment	974,775,286		256,200,242	27,957,372	14,021,479	214,700	402,526,691	1,852,616	21,556,746	134,399	57,344,217	440,301,177	776,953,158

F-
6
1

BANCO MACRO SA AND ITS SUBSIDIARIES

17.	INVESTMENT PROPERTIES
The changes in investment property (including in “Other non-financial assets” – see Note 19) during the fiscal years ended on December 31, 2024 and 2023 are as follow:

Item	12/31/2024
	Original value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Difference for conversion	Depreciation					Residual value at the end of the fiscal year
							Accumulated	Transfers	Decrease	For the fiscal year	At the end
Cost
Leased properties	2,689,602	50			(1)		464,710			52,362	517,072	2,172,529
Other investment properties	64,044,190	50	6,489,366	885,641	1	(2,068)	3,085,278	7,788	904,527	1,509,932	3,698,471	65,947,377

Total investment property	66,733,792		6,489,366	885,641		(2,068)	3,549,988	7,788	904,527	1,562,294	4,215,543	68,119,906

Item	12/31/2023
	Original value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Difference for conversion	Depreciation					Residual value at the end of the fiscal year
							Accumulated	Transfers	Decrease	For the fiscal year	At the end
Cost
Leased properties	2,689,603	50			(1)		406,615	7,715		50,380	464,710	2,224,892
Other investment properties	58,537,844	50	3,547,604	835,351	2,792,652	1,441	1,891,479	478,810	511,956	1,226,945	3,085,278	60,958,912

Total investment property	61,227,447		3,547,604	835,351	2,792,651	1,441	2,298,094	486,525	511,956	1,277,325	3,549,988	63,183,804

18.	INTANGIBLE ASSETS
The changes in intangible assets during the fiscal years ended on December 31, 2024 and 2023 are as follow:

Item	12/31/2024
	Original value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Depreciation					Residual value at the end of the fiscal year
						Accumulated	Transfers	Decrease	For the fiscal year	At the end
Cost
Licenses	96,183,465	5	7,605,218	52,404,300	21,433,761	66,574,452	22,355,273	51,564,224	12,310,858	49,676,359	23,141,785
Other intangible assets	423,961,692	5	53,774,871	166,684,033	(21,412,634)	289,876,419	(21,497,826)	164,325,619	61,252,795	165,305,769	124,334,127

Total intangible assets	520,145,157		61,380,089	219,088,333	21,127	356,450,871	857,447	215,889,843	73,563,653	214,982,128	147,475,912

F-
6
2

BANCO MACRO SA AND ITS SUBSIDIARIES

Item	12/31/2023
	Original value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Depreciation					Residual value at the end of the fiscal year
						Accumulated	Transfers	Decrease	For the fiscal year	At the end

Cost
Licenses	75,691,583	5	20,492,892		(1,010)	53,004,638	(2,274)		13,572,088	66,574,452	29,609,013
Other intangible assets	263,567,114	5	171,147,708	10,741,833	(11,297)	229,249,964	9,248,613	2,946,508	54,324,350	289,876,419	134,085,273

Total intangible assets	339,258,697		191,640,600	10,741,833	(12,307)	282,254,602	9,246,339	2,946,508	67,896,438	356,450,871	163,694,286

19.	OTHER NON-FINANCIAL ASSETS
The composition of the other non-financial assets as of December 31, 2024 and 2023 is as follows:

Composition	12/31/2024	12/31/2023
Investment property (see Note 17)	68,119,906	63,183,804
Advanced prepayments	23,721,169	20,269,335
Tax advances	10,153,256	31,456,801
Other	3,268,254	4,386,600

Total	105,262,585	119,296,540

20.	RELATED PARTIES
A related party is a person or entity that is related to the Bank:

•	has control or joint control of the Bank;

•	has significant influence over the Bank;

•	is a member of the key management personnel of the Bank or of the parent of the Bank;

•	members of the same group;

•	one entity is an associate (or an associate of a member of a group of which the other entity is a member).
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

F-
6
3

BANCO MACRO SA AND ITS SUBSIDIARIES

The amounts balances as of December 31, 2024 and 2023 and the profit or loss for the fiscal years ended December 31, 2024, 2023 and 2022, related to transactions generated with related parties are as follows:

	As of December 31, 2024
	Main subsidiaries (1)					Associates	Key management personnel (3)	Other related parties	Total
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)
Assets
Cash and deposits in banks	8,738								8,738
Debt securities at fair value through profit or loss								376,900	376,900
Derivative instruments								12,057	12,057
Other financial assets				24,906,035		2,547	94,447	630,420	25,633,449
Loans and other financing (4)
Documents								513,202	513,202
Overdrafts						3,810	588	30,793,756	30,798,154
Credit cards						3,443	777,517	278,210	1,059,170
Financial leases					244			35,980	36,224
Personal loans							10,803		10,803
Mortgage loans							1,171,958		1,171,958
Other (5)							2,448,491	22,604,413	25,052,904
Guarantees granted								28,913,080	28,913,080

Total assets	8,738			24,906,035	244	9,800	4,503,804	84,158,018	113,586,639

Liabilities
Deposits		72,405,682	1,442,672	3,407	5,577,942	316,811	68,984,444	39,668,046	188,399,004
Other financial liabilities						286	478,518	7,119,603	7,598,407
Subordinated corporate bonds		157,267		1,389,194	157,267				1,703,728
Other non-financial liabilities				159,996				3,224,075	3,384,071

Total liabilities		72,562,949	1,442,672	1,552,597	5,735,209	317,097	69,462,962	50,011,724	201,085,210

Income / (loss)
Interest income		85,005			10,931	246,038	2,014,155	13,945,116	16,301,245
Interest expense		(229,720)			(442,496)	(78,030)	(406,676)	(1,473,187)	(2,630,109)
Commissions income		168,533		9,150		3,532	993	844,143	1,026,351
Commissions expense				(183,217)		(201,201)	(343)	(289,264)	(674,025)
Net loss from measurement of financial instruments at fair value through profit or loss								(659,630)	(659,630)
Other operating income			89	8,019,956	15,702	40,384	85,898	96,363	8,258,392
Administrative expense						(4,281,996)		(3,237,144)	(7,519,140)
Other operating expense								(1,178,114)	(1,178,114)

Total income / (loss)		23,818	89	7,845,889	(415,863)	(4,271,273)	1,694,027	8,048,283	12,924,970

(1)	These transactions are eliminated during the consolidation process.
(2)	It includes the amounts from its subsidiary Macro Fondos SGFCISA.
(3)	Includes close family members of the key management personnel.
(4)
The maximum financing amount for Loans and other financing as of December 31, 2024 for Macro Securities SAU, Macro Agro SAU (formerly known as Comercio Interior SAU), Associates, Key management personnel and Other related parties amounted to
12,464,865
,
53,200, 901,801
, 6,970,588 and 162,136,926, respectively.

(5)	It is related to Loans and other financing not disclosed in other items, mainly Other loans, Financing of foreign exchange transactions and Loans with government securities.

F-
6
4

BANCO MACRO SA AND ITS SUBSIDIARIES

	As of December 31, 2023
	Main subsidiaries (1)					Associates	Key management personnel (3)	Other related parties	Total
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)
Assets
Cash and deposits in banks	14,107								14,107
Other financial assets				18,131,257			2,347,370	15,547,909	36,026,536
Loans and other financing (4)
Documents								2,797,148	2,797,148
Overdrafts							560,776	5,797,075	6,357,851
Credit cards							1,317,786	281,007	1,598,793
Financial leases					67,454			112,370	179,824
Personal loans							12,112		12,112
Mortgage loans							2,748,033		2,748,033
Other (5)							823,604	12,798,670	13,622,274
Guarantees granted								57,396,800	57,396,800

Total assets	14,107			18,131,257	67,454		7,809,681	94,730,979	120,753,478

Liabilities
Deposits		34,374,006	563,037	53,746	24,324	662,700	53,711,971	47,245,271	136,635,055
Liabilities at fair value through profit or loss								30,089,947	30,089,947
Other financial liabilities							11,124,446	2,078,449	13,202,895
Issued corporate bonds		6,282,441							6,282,441
Subordinated corporate bonds				1,702,239	268,775				1,971,014
Other non-financial liabilities								5,491,426	5,491,426

Total liabilities		40,656,447	563,037	1,755,985	293,099	662,700	64,836,417	84,905,093	193,672,778

Income / (loss)
Interest income		517,247			31,201		4,171,628	12,375,032	17,095,108
Interest expense						(199,589)	(445,584)	(243,867)	(889,040)
Commissions income		168,351		124,700		2,591	1,034	1,230,125	1,526,801
Commissions expense				(100,215)			(229)	(221,019)	(321,463)
Other operating income		468,825	70	20,386,064	6,729	847	44	134,031	20,996,610
Administrative expense						(2,060,562)	(1,152)	(3,337,513)	(5,399,227)
Other operating expense		(22)					(1,091)	(1,170,416)	(1,171,529)

Total income / (loss)		1,154,401	70	20,410,549	37,930	(2,256,713)	3,724,650	8,766,373	31,837,260

(1)	These transactions are eliminated during the consolidation process.
(2)	It includes the amounts from its subsidiary Macro Fondos SGFCISA.
(3)	Includes close family members of the key management personnel.
(4)
The maximum financing amount for Loans and other financing as of December 31, 2023 for Macro Securities SAU, Macro Agro SAU (formerly known as Comercio Interior SAU), Key management personnel and Other related parties amounted to 47,118,241, 149,172, 8,193,389 and 112,177,914, respectively.

(5)	It is related to Loans and other financing not disclosed in other items, mainly Other loans, Financing of foreign exchange transactions and Loans with government securities.

F-
6
5

BANCO MACRO SA AND ITS SUBSIDIARIES

	As of December 31, 2022
	Main subsidiaries (1)				Associates	Key management personnel (3)	Other related parties	Total
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR
Income / (loss)
Interest income		29,316				1,993,086	13,449,390	15,471,792
Interest expense					(155,767)	(708,330)	(468,115)	(1,332,212)
Commissions income		169,513		5,371	2,340	414	712,507	890,145
Commissions expense				(72,201)		(346)	(7,751)	(80,298)
Other operating income	34		271	8,847,840			353	8,848,498
Credit loss expense on financial assets		(2,536)						(2,536)
Administrative expense					(747,146)	(48,588)	(3,176,353)	(3,972,087)
Other operating expense		(98,404)					(480,315)	(578,719)

Total income / (loss)	34	97,889	271	8,781,010	(900,573)	1,236,236	10,029,716	19,244,583

(1)	These transactions are eliminated during the consolidation process.
(2)	It includes the amounts from its subsidiary Macro Fondos SGFCISA.
(3)	Includes close family members of the key management personnel.
Transactions generated by the Bank with its related parties for arranged transactions within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.
The Bank does not have loans granted to directors and other key management personnel secured with shares.
Total remunerations received as salary and bonus by the key management personnel as of December 31, 2024, 2023 and 2022 amounted to 7,522,419, 7,147,653 and 7,167,871, respectively.
In addition, fees received by the Directors as of December 31, 2024, 2023 and 2022 amounted to 35,703,146, 17,582,099 and 12,224,559, respectively.
Additionally, the composition of the Board of Directors and key management personnel of the Bank and its subsidiaries is as follows:

Composition	12/31/2024	12/31/2023
Board of Directors	23	22
Senior managers of the key management personnel	10	12

Total	33	34

21.	OTHER FINANCIAL LIABILITIES
The composition of the other financial liabilities as of December 31, 2024 and 2023 is as follows:

Composition	12/31/2024	12/31/2023
Credit and debit card settlement - due to merchants	611,331,052	428,605,251
Amounts payable for other spot purchases pending settlement	136,556,778	203,499,656
Amounts payable for spot purchases of foreign currency pending	55,149,470	2,888,745
Payment orders pending settlement foreign trade	53,531,118	74,976,173
Collections on account and behalf of others	38,140,070	22,766,983
Finance leases liabilities	13,988,634	20,445,368
Amounts payable for spot purchases of government securities pending settlement	5,433,702	676,365
Other	117,744,770	61,648,702

Total	1,031,875,594	815,507,243

F-
6
6

BANCO MACRO SA AND ITS SUBSIDIARIES

22.	LEASES

22.1	The Bank as a lessee
The Bank has lease contracts mainly for real properties recognized in the item “Property, plant and equipment”. Generally, the Bank is restricted from assigning or subleasing the leased assets.
As of December 31, 2024 and 2023, the carrying amount of assets recognized for the right-of-use assets identified in the lease contracts, depreciation expense for the fiscal year and the additions to right-of-use assets are disclosed in Note 16.
The carrying amounts of lease liabilities and the movements during the fiscal year are as follows:

Movements	2024	2023	2022
At the beginning of the fiscal year	20,445,368	13,327,052	18,759,818
Additions	9,151,472	13,050,949	4,313,628
Accretion of interest	2,592,887	1,857,866	2,613,307
Difference in foreign currency	3,089,333	15,895,094	4,815,765
Payments	(8,214,878)	(8,588,108)	(6,939,367)
Monetary effect	(13,075,548)	(15,097,485)	(10,236,099)

At the end of the fiscal year (see Note 21)	13,988,634	20,445,368	13,327,052

The short term leases were recognized as expense for an amount of 645,775, 91,378 and 95,282 for the years ended December 31, 2024, 2023 and 2022, respectively.
The table below shows the maturity of the lease liabilities as of December 31, 2024 and 2023:

Lease liabilities	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Balances as of 12/31/2024	1,327,145	1,174,557	1,527,000	2,340,473	6,369,175	2,999,332	4,620,127	7,619,459
Balances as of 12/31/2023	1,092,167	1,440,951	1,893,297	3,267,279	7,693,694	4,497,733	8,253,941	12,751,674

22. 2	The Bank as a lessor
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
The following table shows the reconciliation between the total gross investment of financial leases and the current value of the minimum payment receivables for such leases:

	12/31/2024		12/31/2023
	Current value of minimum payments	Total gross investment	Current value of minimum payments	Total gross investment
Up to 1 year	5,973,254	13,939,054	6,878,088	26,085,498
From 1 to 5 years	10,475,517	17,364,678	13,781,100	40,302,418
Over 5 years		561	3,530	4,299

Total	16,448,771	31,304,293	20,662,718	66,392,215

Income for non-accrued interests amounted to 14,855,522, 45,729,497 and 5,493,852, for the years ended December 31, 2024, 2023 and 2022, respectively.

F-
6
7

BANCO MACRO SA AND ITS SUBSIDIARIES

23.	PROVISIONS
This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.
The changes in provisions during the fiscal years ended on December 31, 2024 and 2023 are as follow:

Composition	Amounts at beginning of fiscal year	Increases	Decreases		Monetary effect	12/31/2024
			Reversals	Charge off
For administrative, disciplinary and criminal penalties	1,089	16,240		16,240	(589)	500
Letters of credits, guarantees and other commitments (1)	4,739,962	7,157,810	75,883	299,790	(3,615,160)	7,906,939
Commercial claims in progress	6,142,223	1,452,837		882,860	(2,301,014)	4,411,186
Labor lawsuits	1,379,432	3,123,116		1,936,838	(1,171,002)	1,394,708
Pension funds - reimbursement	2,655,268	1,764,747		1,364,296	(1,481,690)	1,574,029
Other	4,273,396	3,148,594	257,508	1,692,207	(3,647,335)	1,824,940

Total provisions	19,191,370	16,663,344	333,391	6,192,231	(12,216,790)	17,112,302

Composition	Amounts at beginning of fiscal year	Increases	Decreases		Monetary effect	12/31/2023
			Reversals	Charge off
For administrative, disciplinary and criminal penalties	3,395				(2,306)	1,089
Letters of credits, guarantees and other commitments (1)	5,233,975	4,088,327		318,026	(4,264,314)	4,739,962
Commercial claims in progress	3,354,111	6,512,513		1,324,671	(2,399,730)	6,142,223
Labor lawsuits	1,806,314	3,656,839		2,232,659	(1,851,062)	1,379,432
Pension funds - reimbursement	3,516,049	5,088,269		2,323,111	(3,625,939)	2,655,268
Other	4,993,395	7,748,518	345,240	3,464,663	(4,658,614)	4,273,396

Total provisions	18,907,239	27,094,466	345,240	9,663,130	(16,801,965)	19,191,370

(1)	These amounts correspond to the ECL calculated for contingent transactions, which are mentioned in Note 4.
The expected terms to settle these obligations are as follows:

Composition	12/31/2024		12/31/2024	12/31/2023
	Within 12 months	Over 12 months
For administrative, disciplinary and criminal penalties		500	500	1,089
Letters of credits, guarantees and other commitments (1)	7,906,939		7,906,939	4,739,962
Commercial claims in progress (2)	1,563,403	2,847,783	4,411,186	6,142,223
Labor lawsuits	957,791	436,917	1,394,708	1,379,432
Pension funds - reimbursement	1,316,111	257,918	1,574,029	2,655,268
Other		1,824,940	1,824,940	4,273,396

Total	11,744,244	5,368,058	17,112,302	19,191,370

(1)	These amounts correspond to the ECL calculated for contingent transactions, which are mentioned in Note 4.
(2)	See also Note 50.2.
In the opinion of the Bank’s Management and its legal counsel, there are no other significant effects other than those disclosed in these consolidated Financial Statements, the amounts and settlement terms of which have been recognized based on the current value of such estimates, considering the probable settlement date thereof.

F-
6
8

BANCO MACRO SA AND ITS SUBSIDIARIES

24.	OTHER NON-FINANCIAL LIABILITIES
The composition of other non-financial liabilities as of December 31, 2024 and 2023 is as follows:

Composition	12/31/2024	12/31/2023
Salaries, bonuses and payroll taxes payables	129,310,873	115,178,530
Withholdings and collections	90,335,846	98,302,053
Taxes payables	55,155,066	73,532,454
Miscellaneous payables - provisions of goods and services	40,669,552	92,201,615
Directors’ and syndics’ fees payable	8,335,628	38,095,600
Retirement pension payment orders pending settlement	7,851,128	3,458,899
Dividends payable (see Note 42)	1,229	174,519
Other	35,831,375	56,994,044

Total	367,490,697	477,937,714

25.	EMPLOYEE BENEFITS PAYABLE
The table below presents the amounts of employee benefits payable as of December 31, 2024 and 2023:

Composition	12/31/2024	12/31/2023
Vacation accrual	102,686,244	77,254,945
Salaries, bonuses and payroll taxes payables	26,624,629	37,923,585

Total	129,310,873	115,178,530

The Bank has not long-term employee benefits or post-employment benefits as of December 31, 2024 and 2023.

26.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED
The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of December 31, 2024 and 2023:

12/31/2024	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Assets
Cash and deposits in banks	2,690,638,558
Debt securities at fair value through profit or loss		18,497,280	146,114,564	444,233,408	50,299,179	659,144,431	78,820,174	105,028,806	183,848,980
Derivative financial instruments		17,589,940	817,939	875,892		19,283,771
Other financial assets	95,428,881	397,877,120	98,792	8,426,028		406,401,940		46,312,422	46,312,422
Loans and other financing (1)	1,440,603	2,255,820,613	596,862,426	676,269,045	671,504,237	4,200,456,321	643,678,478	956,085,423	1,599,763,901
Other debt securities		71,671,504	422,103,164	69,369,737	65,265,628	628,410,033	29,452,264	2,468,006,577	2,497,458,841
Financial assets delivered as guarantee	224,068,960	23,026,682				23,026,682
Equity instruments at fair value through profit or loss	8,721,010

Total assets	3,020,298,012	2,784,483,139	1,165,996,885	1,199,174,110	787,069,044	5,936,723,178	751,950,916	3,575,433,228	4,327,384,144

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

F-
6
9

BANCO MACRO SA AND ITS SUBSIDIARIES

12/31/2024	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Liabilities
Deposits	5,499,577,756	2,411,189,287	359,993,288	89,284,586	62,521,235	2,922,988,396	127,992	11,743	139,735
Liabilities at fair value through profit or loss		7,183,451				7,183,451
Derivative financial instruments		288,116	451,131	417,060	165,295	1,321,602
Repo transactions		18,956,694				18,956,694
Other financial liabilities		1,008,970,469	2,339,698	1,876,391	2,826,466	1,016,013,024	4,600,584	11,261,986	15,862,570
Financing received from the BCRA and other financial institutions		18,535,917	16,520,632	7,963,385	95,037	43,114,971	183,346	174,375	357,721
Issued corporate bonds			49,843		14,739,915	14,789,758
Subordinated corporate bonds				6,353,264		6,353,264	411,322,187		411,322,187

Total liabilities	5,499,577,756	3,465,123,934	379,354,592	105,894,686	80,347,948	4,030,721,160	416,234,109	11,448,104	427,682,213

12/31/2023	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Assets
Cash and deposits in banks	2,619,925,301
Debt securities at fair value through profit or loss		2,800,224	528,590,405	1,351,267,778	1,817,458,543	3,700,116,950	40,915,553	74,434,147	115,349,700
Derivative financial instruments		17,285,994	7,375,073	3,960,195		28,621,262
Repo transactions		1,340,514,525				1,340,514,525
Other financial assets	114,801,198	196,970,288	33,575	6,472,209		203,476,072	75,152	120,182,994	120,258,146
Loans and other financing (1)	17,082,453	1,992,141,436	479,258,663	376,563,735	342,261,281	3,190,225,115	291,331,493	494,400,776	785,732,269
Other debt securities		95,164,610	594,433	95,839,213	123,794,041	315,392,297	550,325,147	72,701,144	623,026,291
Financial assets delivered as guarantee	223,086,552	66,301,893				66,301,893
Equity instruments at fair value through profit or loss	6,998,576

Total assets	2,981,894,080	3,711,178,970	1,015,852,149	1,834,103,130	2,283,513,865	8,844,648,114	882,647,345	761,719,061	1,644,366,406

Liabilities
Deposits	3,656,082,529	3,197,851,730	300,540,316	97,200,197	87,058,861	3,682,651,104	415,201	9,366	424,567
Liabilities at fair value through profit or loss		30,106,856				30,106,856
Derivative financial instruments		1,681,314	2,273,199	283,932	1,941,424	6,179,869
Repo transactions		51,395,109				51,395,109
Other financial liabilities		789,529,423	2,356,431	2,251,308	3,916,678	798,053,840	5,855,529	11,597,874	17,453,403
Financing received from the BCRA and other financial institutions		20,043,552	7,862,916	966,976		28,873,444	13,913,188	328,411	14,241,599
Issued corporate bonds		754	4,713	27,933,604	88,342,165	116,281,236	11,903,175		11,903,175
Subordinated corporate bonds				12,464,365		12,464,365		702,296,383	702,296,383

Total liabilities	3,656,082,529	4,090,608,738	313,037,575	141,100,382	181,259,128	4,726,005,823	32,087,093	714,232,034	746,319,127

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

BANCO MACRO SA AND ITS SUBSIDIARIES

27.	FOREIGN CURRENCY AMOUNTS
The following tables show the amounts of assets and liabilities in foreign currency as of December 31, 2024 and 2023:

Item	12/31/2024					12/31/2023
	Total	Total per currency				Total
		US dollar	Euro	Real	Other
Assets
Cash and deposits in banks	2,044,847,264	2,015,766,362	26,354,112	196,014	2,530,776	2,439,756,634
Debt securities at fair value through profit or loss (1)	131,708,020	131,708,020				3,783,387,733
Other financial assets	78,066,976	78,005,252	61,724			172,428,654
Loans and other financing	1,127,076,701	1,123,843,398	90,100		3,143,203	391,933,914
Other financial institutions	51,787	51,787
Non-financial private sector and foreign residents	1,127,024,914	1,123,791,611	90,100		3,143,203	391,933,914
Other debt securities	82,871,494	82,871,494				193,039,126
Financial assets delivered as guarantee	26,123,811	26,059,608	64,203			121,433,166
Equity instruments at fair value through profit or loss	305,542	305,542				749,124

Total assets	3,490,999,808	3,458,559,676	26,570,139	196,014	5,673,979	7,102,728,351

Liabilities
Deposits	2,760,806,206	2,744,259,844	16,546,362			2,228,736,122
Non-financial public sector	94,820,867	94,820,867				74,765,958
Financial sector	11,363,253	11,363,253				15,474,347
Non-financial private sector and foreign residents	2,654,622,086	2,638,075,724	16,546,362			2,138,495,817
Liabilities at fair value through profit or loss						30,089,947
Other financial liabilities	161,895,080	159,126,686	2,304,493	72	463,829	188,087,215
Financing from the BCRA and other financial institutions	43,201,108	39,462,513	595,392		3,143,203	33,478,146
Issued corporate bonds						117,268,047
Subordinated corporate bonds	417,675,451	417,675,451				714,760,748
Other non-financial liabilities	4,167,977	4,167,977				21,377,336

Total liabilities	3,387,745,822	3,364,692,471	19,446,247	72	3,607,032	3,333,797,561

(1)
Includes Argentine Treasury Bonds linked to the US dollar for 612,831
 a
s of December 31, 2024, and includes Argentine government discount bonds in dual currency for 3,240,702,855 and Argentine Treasury Bonds linked to the US dollar for 414,109,309 as of December 31, 2023.

28.	DISCLOSURES BY OPERATING SEGMENT
For management purposes, the Bank’s Management has determined that it has only one operating segment related to the banking business. In this sense, the Bank supervises the operating segment income (loss) in order to make decisions about resources to be allocated to the segment and assess its performance, which is measured on a consistent basis with the profit or loss in the consolidated Financial Statements.

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

F-
7
1

BANCO MACRO SA AND ITS SUBSIDIARIES

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
As of December 31, 2024 and 2023, all the conditions established by the income tax Law to practice the inflation adjustment are met (see section “Fiscal years 2019 and 2020” and “Fiscal year 2021” of this note).

b)	Corporate income tax rate
On June 16, 2021, through Decree No. 387/2021, Law No. 27630 was issued. This law established for fiscal years beginning on or after January 1, 2021, a progressive tax rates scheme of 25%, 30% and 35% which will be applied, on a progressive basis, to the taxable accumulated net profit at the end of each fiscal year.

c)	The main items of deferred income tax:

Composition	12/31/2024	12/31/2023
Deferred tax assets
Loans and other financing	37,831,223	56,584,908
Provisions and employee benefits	12,083,347	12,375,387
Allowances for contingencies	3,111,028	3,724,577
Leases	2,261,915	3,955,143
Investments in other companies	1,010,385	1,356,082
Tax losses	66,726,683	1,502,739
Other	5,626,241	9,949,936

Total deferred tax assets	128,650,822	89,448,772

Deferred tax liabilities
Property, plant and equipment and other non-financial assets	87,073,241	89,836,714
Intangible assets	50,408,639	49,947,759
Tax effects on forward sales	9,404,692	34,121,590
Government securities	55,142,897
Other	4,514,556	12,274,065

Total deferred tax liabilities	206,544,025	186,180,128

Net deferred tax liabilities	77,893,203	96,731,356

In the consolidated Financial Statements, tax assets (current and deferred) of an entity of the Group shall not be offset with the tax liabilities (current and deferred) of another entity of the Group because they correspond to income tax applicable to different taxpayers and also they are not legally entitled before the tax authority to pay or receive only one amount to settle the net position.
Changes in net deferred tax liabilities as of December 31, 2024 and 2023 are summarized as follows:

Composition	12/31/2024	12/31/2023
Net deferred tax liabilities at the beginning of the fiscal year	96,731,356	88,573,162
Net deferred tax assets from Banco BMA SAU and its subsidiaries at the acquisition date		(316,269)
(Profit) / expense from deferred taxes recognized in the statement of income	(18,838,153)	8,474,463

Net deferred tax liabilities at fiscal year end	77,893,203	96,731,356

The income tax charge exposed in the Statement of income and Other Comprehensive Income differs from the income tax charge that would result if all profits had been taxed at the current tax rate.

F-
7
2

BANCO MACRO SA AND ITS SUBSIDIARIES

The main items of income tax expense in the consolidated Financial Statements are as follows:

Composition	12/31/2024	12/31/2023	12/31/2022
Current income tax charge (1)	52,361,541	606,318,130	117,890,638
(Profit) / expense from deferred income tax	(18,838,153)	8,474,463	6,681,415

Charge from income tax recognized in the statement of income	33,523,388	614,792,593	124,572,053
(Profit) / expense from income tax recognized in other comprehensive income	(41,358,840)	36,501,352	(16,596,128)

Total	(7,835,452)	651,293,945	107,975,925

(1)
Includes the restatement in constant currency of the current tax charge generated during the year, the adjustments recognized in the current year for previous periods and the effects of including in the OCI the applicable portion of the current tax.

The table below shows the reconciliation between income tax and the amounts obtained by applying the current tax rate in Argentina to the income carrying amount:

Composition	12/31/2024	12/31/2023	12/31/2022
Income carrying amount before income tax	360,014,620	1,883,015,098	401,071,593
Applicable income tax rate	35%	35%	35%

Income tax on income carrying amount	126,005,117	659,055,284	140,375,058

Net permanent differences and other tax effects including the fiscal inflation adjustment	(92,481,729)	(44,262,691)	(15,803,005)

Total income tax	33,523,388	614,792,593	124,572,053

As of December 31, 2024, 2023 and 2022, the effective income tax rate is 9.3%, 32.6% and 31.1%, respectively.
Fiscal years 2019 and 2020
As decided by the Board of Directors in the meeting held on May 11, 2020, considering certain case law on the matter assessed by its legal counsel and tax advisors, on May 26 of that year, the Bank filed with the Administración Federal de Ingresos Públicos (former AFIP, for its acronym in Spanish), current Agencia de Recaudación y Control Aduanero (ARCA, for its acronym in Spanish), as established by Decree No. 953/2024 of the National Executive Branch, its annual income tax return considering the total effect of the inflation adjustment on income tax (see section a) iv) of this note). As a result, the current income tax determined by Banco Macro SA for fiscal year 2019 amounted to 7,002,124 (not restated). The same criterion was applied to determine the annual income tax report for 2020, which generated accrued income tax for Banco Macro SA for such fiscal year that amounted to 9,933,210 (not restated).
In addition, on July 23, 2021, the Bank filed a reimbursement action with the former AFIP requesting the refund of 254,305 (not restated) paid as income tax for the 2020 tax period.
Regarding to the tax periods mentioned in previous paragraphs, on November 1, 2021, the former AFIP notified the beginning of an income tax audit, which is in progress.
Along with the filings mentioned in the first paragraph of this section, on December 28, 2021, the Bank filed petitions for declaratory judgment with the Federal Administrative Contentious Court for the periods under analysis. The file 22274/2021, for the fiscal year 2019, is in process in Court No. 12 and the file 22278/2021, for the fiscal year 2020, is in process in Court No. 1.
Fiscal year 2021
On October 17, 2022, Banco Macro SA filed a reimbursement action with the former AFIP requesting the refund of 382,189 (not restated) paid as income tax for the 2021 tax period.
Regarding to the tax period abovementioned, on January 3, 2023, the former AFIP notified the beginning of an income tax audit. On April 8, 2024 the former AFIP notified the closure of the audit, without tax adjustment.

F-
7
3

BANCO MACRO SA AND ITS SUBSIDIARIES

Fiscal year 2022
On June 30, 2023, Banco Macro SA filed a reimbursement action with the former AFIP requesting the refund of 654,673 (not restated) paid as income tax for the 2022 tax period.
Regarding to the tax period abovementioned, on 16 November, 2023, the former AFIP notified the beginning of an income tax audit. On August 6, 2024 the former AFIP notified the closure of the audit, without tax adjustment.
Reimbursement actions – Fiscal years 2013 to 2017 and 2018
On October 24, 2019, Banco Macro SA filed with the former AFIP two reimbursement actions under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 4,782,766 and 5,015,451
(not restated amounts) paid to tax authorities as income tax during 2013 through 2017 and 2018 tax periods, respectively, arising from the impossibility to apply the inflation adjustment and other adjustment mechanisms set forth by income tax Law (prior to the amendments introduced by Laws No. 27430 and 27468 for 2013 through 2017 tax periods, and as revised in 2019 and amended for the 2018 tax period), plus the related compensatory interest (SIGEA [case and file management system] files No. 19144-14224/2019 and 19144-14222/2019). In the absence of a resolution by the tax authorities with respect to the abovementioned claims, on August 7, 2020, the Bank filed both reimbursement requests under the terms of the second paragraph of the abovementioned section 81, Law No. 11683 with the Federal Contentious and Administrative Trial Courts, which are pending in Courts No. 8 and 2 of such jurisdiction, respectively (cases No. 11285/2020 and 11296/2020). Currently, in connection with the file for the 2018 tax period, the evidence stage is closed and the process for allegation was delivered.
Regarding to the tax periods mentioned in the previous paragraph, on December 19, 2019, the former AFIP notified the beginning of the income tax audit for the 2018 tax period, and on May 3, 2021, it notified the beginning of the income tax audit for periods 2013 to 2017, both inclusive. On October 4, 2021, the former AFIP ended the audit for periods 2013 through 2017 as the Bank had exercised in due time its right to resort to justice, and that the admission of reimbursement is subject to a court decision.
Regarding to the periods 2013 to 2017, on October 8, 2024, the Federal Contentious and Administrative Trial Court No. 8 issued a favorable sentence to the Bank’s request, in which it admitted the recovery action for the amount of

4,782,766 plus compensatory interest. The aforementioned court considered that the lack of application of the tax inflation adjustment generated the taxation of a confiscatory income tax in the periods 2013/2017.
On October 16, 2024, the former AFIP appealed the sentence.
Additionally, regarding to the period 2018, on March 19, 2025, the Federal Contentious and Administrative Trial Court No. 2 issued a favorable sentence to the Bank’s request, in which it admitted the recovery action for the amount of 5,015,451 plus compensatory interest.
Reimbursement actions – Banco BMA SAU
Fiscal year 2016 – Banco BMA SAU
On September 19, 2017 Banco BMA SAU filed with the former AFIP a reimbursement action under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 315,987
(not restated) paid to tax authorities as income tax during 2017 tax period, arising from the impossibility to apply the inflation adjustment and other adjustment mechanisms set forth by income tax Law (prior to the amendments introduced by Laws No. 27430 and 27468, plus the related compensatory interest). In the absence of a resolution by the tax authorities with respect to the abovementioned claim, Banco BMA SAU filed an appeal for delay with the Federal Administrative Tax Court. Against the original favorable sentence (from 2019), the former AFIP filed an extraordinary federal appeal. The appeal was denied by the Court, which caused the complaint being filed before the Court. On November 7, 2023, that complaint was rejected, leaving the favorable sentence of 2019 firm and confirmed in all its parts. An asset was recognized for the capital plus interest.
On February 15, 2024, a note was submitted to the former AFIP requesting that the favorable sentence be considered fulfilled and the balance in favor of the principal plus interest be credited.
On March 18, 2024, the former AFIP proceeded to recognize the balance in favor of the claimed capital (315,987, not restated) in the Tax Accounts System. For the interest owed by the tax authorities, an immediate release was submitted on April 17, 2024 for the amount of the updated interest (816,473, not restated).

F-
7
4

BANCO MACRO SA AND ITS SUBSIDIARIES

Fiscal year 2017 – Banco BMA SAU
On December 17, 2018 Banco BMA SAU filed with the former AFIP a reimbursement action under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 251,756
(not restated) paid to tax authorities as income tax during 2017 tax period, arising from the impossibility to apply the inflation adjustment and other adjustment mechanisms set forth by income tax Law (prior to the amendments introduced by Laws No. 27430 and 27468, plus the related compensatory interest). In the absence of a resolution, on April 29, 2019, an appeal for delay was filed before the Federal Administrative Tax Court, which processes the case in a paper file (as opposed to 2018, which is digital).
The tax authorities opportunely responded to the appeal, objecting to the evidence. On August 13, 2019, Banco BMA SAU responded to the notification of opposition to the evidence.
Since March 2020, the processing of paper files has been suspended due to the pandemic. In April 2021, the judicial recess was requested to be authorized because it was an exceptional case, which was rejected. Currently, the reimbursement has been accumulated for the periods 2019-2020, and it has not yet been opened to evidence.
Fiscal year 2018 – Banco BMA SAU
On May 28, 2019 Banco BMA SAU filed with the former AFIP a reimbursement action under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 558,439
(not restated) paid to tax authorities as income tax during 2018 tax period, arising from the impossibility to apply the inflation adjustment and other adjustment mechanisms set forth by income tax Law, plus the related compensatory interest (SIGEA [case and file management system] file 19144-3641/2019). In the absence of a resolution by the tax authorities with respect to the abovementioned claim, on November 22, 2019 Banco BMA SAU filed an appeal for delay with the Federal Administrative Tax Court (EX-2019-104149820 -APN-DTD #JGN).
On April 18, 2023, Banco BMA SAU was notified of the final sentence, which approved the appeal for delay in resolving the reimbursement claim, ordering the former AFIP to return the sum of 558,439 (not restated) plus the applicable interest according to the BCRA’s passive rate. The tax authorities subsequently appealed the sentence on the merits and the interest applied. The file is currently pending sentence.
Fiscal years 2019 and 2020 – Banco BMA SAU
On December 29, 2022 Banco BMA SAU filed with the former AFIP a reimbursement action under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 639,325 (not restated) and 965,670 (not restated) paid to tax authorities as income tax during 2019 and 2020 tax periods, respectively, as a result of settling the tax by partially incorporating the inflation adjustment set forth by the Section VI of the income tax Law (according to Decree 824/2019), one sixth (1/6) in accordance with section 194 incorporated by Law 27541 and computing the updated amortizations only for the fix assets and intangibles acquired since January 1, 2018, plus the related compensatory interest. In the absence of a resolution by the tax authorities with respect to the abovementioned claim, on June 5, 2023 Banco BMA SAU filed an appeal for delay with the Federal Administrative Tax Court (EX-2023- 63876605- -APN-SGAI#TFN – in process in Courtroom “B”, Office 6). On September 15, 2023, the tax authorities responded to the appeal for delay and ordered the accumulation of the file with that of 2017 (File No. 49836-I).
Regarding to the tax periods mentioned in the previous paragraph, on May 19, 2023, the former AFIP notified the beginning of an income tax audit, which is in progress.

F-
7
5

BANCO MACRO SA AND ITS SUBSIDIARIES

30.	INTEREST INCOME

Composition	12/31/2024	12/31/2023	12/31/2022

Interest income
For cash and bank deposits	16,134,726	14,911,339	2,713,337
For government securities	802,788,690	2,118,948,025	1,417,021,312
For private securities	2,522,442	3,016,226	1,308,796
For loans and other financing
Non-financial public sector	13,357,942	41,659,745	10,266,622
Financial sector	7,831,903	7,146,854	3,634,201
Non-financial private sector
Overdrafts	304,066,024	380,497,484	172,242,733
Documents	221,498,786	341,550,529	173,487,689
Mortgage loans	357,554,176	317,514,110	255,085,382
Pledge loans	16,303,760	21,575,511	20,183,355
Personal loans	542,273,917	532,001,990	606,076,824
Credit cards	290,079,302	433,483,007	276,046,996
Financial leases	14,322,896	7,501,441	2,337,381
Other	337,225,449	387,163,043	182,617,473
For repo transactions
Central Bank of Argentina	294,479,638	427,260,740	85,687,782
Other financial institutions	3,204,524	1,556,014	4,400,972

Subtotal Interest and adjustment for the application of the effective interest rate of financial assets measured at amortized cost	3,223,644,175	5,035,786,058	3,213,110,855

Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through OCI
From debt government securities	301,590,825	291,436,878	940,216,399

Subtotal Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through OCI	301,590,825	291,436,878	940,216,399

Total	3,525,235,000	5,327,222,936	4,153,327,254

F-
7
6

BANCO MACRO SA AND ITS SUBSIDIARIES

31.	INTEREST EXPENSE

Composition	12/31/2024	12/31/2023	12/31/2022

Interest expense
For deposits
Non-financial private sector
Checking accounts	164,511,489	242,131,030	104,959,889
Saving accounts	42,111,236	39,457,939	25,822,590
Time deposits and investments accounts	1,628,352,891	3,164,180,264	1,902,829,302
Other		30
For financing received from BCRA and other financial institutions	5,061,148	4,636,367	3,430,252
For repo transactions
Other financial institutions	8,268,119	30,211,753	6,616,153
For other financial liabilities	12,977,964	15,504,529	5,771,606
For issued corporate bonds	16,308,042	3,597,839	2,003,495
For subordinated corporate bonds	29,428,813	30,880,107	31,385,020

Total	1,907,019,702	3,530,599,858	2,082,818,307

32.	COMMISSIONS INCOME

Composition	12/31/2024	12/31/2023	12/31/2022
Performance obligations satisfied at a point in time
Commissions related to obligations	292,974,331	299,793,256	289,486,828
Commissions related to credit cards	175,788,358	172,235,847	168,032,008
Commissions related to insurances	32,070,531	26,591,082	28,658,748
Commissions related to securities value	21,116,874	17,511,970	8,568,308
Commissions related to credits	14,260,264	3,124,914	2,933,146
Commissions related to trading and foreign exchange transactions	16,938,543	11,089,619	10,355,444
Commissions related to financial guarantees granted	5,191,319	1,194,708	70,423
Performance obligations satisfied over certain time period
Commissions related to trading and foreign exchange transactions	3,961,652	1,095,078	400,237
Commissions related to credit cards	2,642,933	2,266,524	2,764,930
Commissions related to loans	154,094	161,472	48,733
Commissions related to obligations	2,015	8,091	10,655

Total	565,100,914	535,072,561	511,329,460

F-
7
7

BANCO MACRO SA AND ITS SUBSIDIARIES

33.	COMMISSIONS EXPENSE

Composition	12/31/2024	12/31/2023	12/31/2022

Commissions related to debt securities trading	532,266	887,755	452,043
Commissions related to trading and foreign exchange transactions	5,797,270	3,305,593	1,693,799
Other
Commissions paid ATM exchange	54,626,184	33,339,818	33,735,470
Checkbooks commissions and clearing houses	13,416,450	10,607,852	9,396,164
Credit cards and foreign trade commissions	4,813,394	6,177,686	4,996,522

Total	79,185,564	54,318,704	50,273,998

34.	NET GAIN FROM MEASUREMENT OF FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

Composition	12/31/2024	12/31/2023	12/31/2022

For measurement of financial assets at fair value through profit or loss

Gain from government securities	2,205,246,237	1,885,569,872	124,400,370
Gain from private securities	35,637,254	151,149,338	133,837,236
Gain from derivative financial instruments
Forward transactions	16,383,402	39,280,093	5,105,843
Gain / (loss) from other financial assets	5,889,719	2,606,092	(178,910)
Gain from equity instruments at fair value through profit or loss	5,184,595	7,594,841	45,776,858
(Loss) / gain from sales or decreases of financial assets at fair value(1)	(4,294,671)	52,517,466	(2,704,345)
For measurement of financial liabilities at fair value through profit or loss
Loss from derivative financial instruments
Options	(42,816,842)	(17,013,432)

Total	2,221,229,694	2,121,704,270	306,237,052

(1)	Net amount of reclassifications to profit of instruments classified at fair value through other comprehensive income that were derecognized or charged during the fiscal year.

35.	DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

Composition	12/31/2024	12/31/2023	12/31/2022

Translation of foreign currency assets and liabilities into pesos	149,963,917	1,731,837,635	414,208,319
Income from foreign currency exchange	13,253,005	6,390,817	8,089,137

Total	163,216,922	1,738,228,452	422,297,456

F-
7
8

BANCO MACRO SA AND ITS SUBSIDIARIES

36.	OTHER OPERATING INCOME

Composition	12/31/2024	12/31/2023	12/31/2022
Services	133,594,150	85,984,107	65,488,399
Adjustments and interest from other receivables	26,201,300	23,103,606	16,134,314
Adjustments from other receivables with CER clauses	18,964,893	16,964,556	11,388,541
Other receivables from financial intermediation	6,344,717	11,391,183	6,428,301
Other	28,864,403	21,278,985	44,171,712

Total	213,969,463	158,722,437	143,611,267

37.	EMPLOYEE BENEFITS

Composition	12/31/2024	12/31/2023	12/31/2022
Remunerations	476,841,577	411,256,224	363,338,254
Payroll taxes	118,624,145	103,722,158	89,655,245
Compensations and bonuses to employees	84,027,814	72,630,708	55,032,602
Employee services	23,966,538	18,882,513	18,464,444

Total	703,460,074	606,491,603	526,490,545

38.	ADMINISTRATIVE EXPENSES

Composition	12/31/2024	12/31/2023	12/31/2022
Taxes	72,559,840	58,668,491	43,508,078
Maintenance, conservation and repair expenses	55,653,300	46,692,100	42,291,334
Other fees	39,136,882	36,089,688	25,624,090
Armored truck, documentation and events	38,504,627	33,618,017	35,762,328
Security services	30,444,668	25,912,720	25,511,239
Electricity and communications	29,627,942	22,637,682	23,495,332
Advertising and publicity	22,156,745	20,234,834	16,104,975
Software	21,322,878	20,738,014	16,902,040
Fees to directors and syndics	18,437,173	58,633,383	13,393,887
Hired administrative services	9,584,382	6,589,047	1,808,612
Representation, travel and transportation	6,460,958	6,161,232	4,633,915
Insurance	3,952,251	2,563,933	2,798,475
Stationery and office supplies	1,957,800	2,329,146	1,843,088
Leases	1,421,408	1,025,476	1,176,701
Other	15,129,319	15,730,705	10,673,279

Total	366,350,173	357,624,468	265,527,373

F-
7
9

BANCO MACRO SA AND ITS SUBSIDIARIES

39.	OTHER OPERATING EXPENSES

Composition	12/31/2024	12/31/2023	12/31/2022

Turnover tax	371,504,579	414,076,140	280,286,008
From credit cards	146,103,465	133,696,772	116,567,951
Other adjustments and interests for miscellaneous obligations	35,606,343	20,623,862	8,175,687
Charges for other provisions	15,989,118	19,141,651	16,606,387
Deposit guarantee fund contributions	11,989,522	12,429,670	12,972,877
Loss from sale or impairment of property, plant and equipment	11,261,409	3,008,783	3,677,671
Insurance claims	7,559,826	5,596,608	2,956,879
Donations	1,850,815	2,749,231	2,849,966
Taxes	585,211	789,247	5,715,981
Loss from sale or impairment of investment in properties and other non-financial assets	216,751
Charges for administrative, disciplinary and criminal sanctions	432
Other	67,032,766	87,498,982	59,190,525

Total	669,700,237	699,610,946	508,999,932

40.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS
The Statement of Cash Flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the fiscal year. For the preparation of the statement of cash flows the Bank adopted the indirect method for Operating Activities and the direct method for Investment Activities and Financing Activities.
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

The table below presents the reconciliation between the item “Cash and cash equivalents” in the Statement of Cash Flows and the relevant accounting items of the Statement of financial position:

Composition	12/31/2024	12/31/2023	12/31/2022

Cash and deposits in banks	2,690,638,558	2,619,925,301	1,695,935,607
Debt securities at fair value through profit or loss	101,197,818	291,269,034
Other debt securities	66,522,379	94,891,857	3,383,562,065
Loans and other financing	5,162,500	8,802,913	6,005,827

Total	2,863,521,255	3,014,889,105	5,085,503,499

F-
80

BANCO MACRO SA AND ITS SUBSIDIARIES

The following table shows additional information on operational cash flows interest:

Composition	12/31/2024	12/31/2023	12/31/2022

Interest paid	(1,795,232,958)	(3,411,430,828)	(1,594,697,224)
Interest collected	2,255,153,220	5,002,972,267	3,974,442,698

Total	459,920,262	1,591,541,439	2,379,745,474

The following table shows further information of changes in liabilities arising from financing activities for the year ended December 31, 2024 (lease liabilities changes are disclosed in Note 22):

Composition	Financing received from the Central Bank of Argentina and other financial institutions	Issued Corporate Bonds	Subordinated Corporate Bonds

Opening balance	43,115,043	128,184,411	714,760,748
Cash flow items
Payments	(5,910,052)	(82,463,383)	(28,369,186)
Non-cash flow items
Movement in accrued interest	5,061,148	16,308,042	29,428,813
Derecognition or substantial modification of financial liabilities	(16,567)	8,620,995	(942,753)
Difference in quoted prices of foreign currency	4,909,769	14,418,047	113,440,862
Monetary effect	(3,686,649)	(70,278,354)	(410,643,033)

Ending balance	43,472,692	14,789,758	417,675,451

41.	CAPITAL STOCK
The Bank’s subscribed and paid-in capital from January 1, 2022 to December 31, 2024, amounted to 639,413. The capital stock composition is as follows:

Shares			Capital stock

Class	Stock number	Votes per share	Issued outstanding	In treasury	Paid in

As of December 31, 2024, 2023 and 2022
Registered Class A shares of common stock	11,235,670	5	11,236		11,236
Registered Class B shares of common stock	628,177,738	1	628,177		628,177

Total 2024, 2023 and 2022	639,413,408		639,413		639,413

42.	EARNINGS PER SHARE - DIVIDENDS
Basic earnings per share were calculated by dividing net profit attributable to common shareholders of the Bank by the weighted average number of common shares outstanding during the fiscal year.
In calculating the weighted average of outstanding common shares, the number of shares at the beginning of the fiscal year is adjusted, if applicable, by the number of common shares issued or withdrawn during the fiscal year, weighted by the number of days those shares have been outstanding. Note 41 provides a breakdown of the changes in the Bank’s capital stock.

F-
8
1

BANCO MACRO SA AND ITS SUBSIDIARIES

The following table reflects the income and shares data used in the basic earnings per share:

Items	12/31/2024	12/31/2023	12/31/2022
Net income for the fiscal year attributable to controlling interests	325,502,107	1,267,458,712	276,451,498
Plus: Potential dilutive effect inherent to common shares (1)
Net income for the fiscal year attributable to controlling interests adjusted for dilution	325,502,107	1,267,458,712	276,451,498
Weighted average of outstanding common shares of the fiscal year	639,413	639,413	639,413
Plus: Weighted average of additional common shares with dilutive effects
Weighted average of outstanding common shares of the fiscal year adjusted for dilution	639,413	639,413	639,413

Basic earnings per share (in pesos)	509.0639	1,982.2223	432.3520

(1)	The Bank does not have any financial instrument that should be considered as diluted. Therefore, basic and dilutive earning per share is the same amount.
Dividends paid and proposed
The Shareholders’ Meeting held on April 29, 2022, resolved to distribute cash dividends and/or dividends in kind, in this last case, measured at market value for an amount of 14,187,873 (not restated), representing 22.18 pesos per share, subject to prior authorization from the BCRA which, added to the dividends still to be paid because they exceeded the abovementioned limit, amounted to 21,016,844 (not restated) and were recorded in a “Reserve for dividends pending authorization from the BCRA”. Through Communiqué “A” 7719 issued on March 9, 2023, the BCRA established that from April 1, 2023 up to December 31, 2023, financial institutions which have the BCRA’s authorization, will be allowed to distribute up to 40% of the amount of earnings that should have been distributed if the “Earnings distribution” rules had been applied, in six
equal, monthly and consecutive installments.
The Shareholders’ Meeting held on April 25, 2023, decided to distribute cash dividends and/or dividends in kind, in this last case, measured at market value for an amount of 75,040,918 (not restated), representing 117.36 pesos per share, subject to prior authorization from the BCRA. On May 12, 2023 the BCRA authorized the dividends distribution, which were paid during the fiscal year ended December 31, 2023 according to the installment schedule.
On September 29, 2023, Macro Agro SAU (formerly known as Comercio Interior SAU) distributed cash dividends for an amount of 440,000 (not restated).
Through Communiqué “A” 7984 issued on March 21, 2024 the BCRA established that up to December 31, 2024, financial institutions which have the BCRA’s authorization will be allowed to distribute up to 60% of the amount of earnings that should have been distributed if the “Earnings distributions” rules had been applied, in six equal, monthly and consecutive installments. The amount of each dividend installment will be paid in homogeneous currency on each payment date.
The Shareholders’ Meeting held on April 12, 2024, approved to distribute cash dividends and/or dividends in kind, in this case measured at market value, for an amount of 294,130,168 (not restated), representing 460.00 pesos per share, subject to prior BCRA authorization. On May 6, 2024, the BCRA authorized this earnings distribution.
On the other hand, according to Communiqué “A” 7997 issued on April 30, 2024, the BCRA established that financial institutions which have the BCRA’s authorization will be allowed to distribute earnings in three equal, monthly and consecutive installments. Additionally, financial institutions must grant the option to each non-resident shareholder to receive their dividends –totally or partially– in a single cash installment as long as those funds are applied directly to the primary subscription of Bonds for the reconstruction of a free Argentina (BOPREAL, for its acronym in Spanish) in accordance with current exchange regulations. As of December 31, 2024, installments 1, 2 and 3 have been paid for an amount of 161,784,356, 168,541,001 and 176,255,234 (amounts stated in constant currency of each payment date), respectively.

F-
8
2

BANCO MACRO SA AND ITS SUBSIDIARIES

Additionally, the Shareholders’ Meeting held on April 4, 2025, decided to distribute an amount of 300,000,000 (in constant currency as of December 31, 2024) to pay a cash dividend and/or a dividend in kind, representing 469.18 pesos per share, prior BCRA authorization. Pursuant to the provisions of Communique “A” 8214 issued on March 13, 2025, earning distribution shall be paid in ten equal, monthly and consecutive installments (starting from June 30, 2025, and no earlier than the second-to-last business day of the following months). The amount of each dividend installments shall be paid in constant currency as of each payment date. See also Note 51.

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
Banco Macro SA holds a 9.6905% interest in the capital stock of Sedesa according to the percentages disclosed by BCRA Communiqué “B” 12
9
55 on March
1
4, 202
5
.
According to Communiqué “A” 7985 of the BCRA issued on March 27, 2024, deposits in pesos and foreign currency placed in participating entities in the form of checking accounts, savings accounts, certificates of deposits or other forms of deposit that the BCRA may determine, and which meet the requirements provided for in Presidential Decree No. 540/1995 and other requirements that the regulatory authority may determine from time to time, will be covered up to the amount of 25,000.
On the other hand, the BCRA provided from the exclusion of the guarantee system, among others, of any deposits made by other financial entities, deposits made by persons related to the Bank and securities deposits.

44.	RESTRICTED ASSETS
As of December 31, 2024 and 2023, the following Bank’s assets are restricted:

Composition	12/31/2024	12/31/2023

Cash and deposits in banks
• Fondo de Riesgo Fintech SGR – Deposits in other entities (1).	3,920	2,289

Subtotal cash and deposits in Banks	3,920	2,289

Debt securities at fair value through profit or loss and Other debt securities
• Fondo de Riesgo Fintech SGR – Debt securities at fair value through profit or loss (1).	39,793,390	28,740,866
• Discount Bonds in pesos governed by Argentine Law due in 2033, used as collateral for the Credit Program for the reactivation of production in the Province of San Juan.	2,015,500	2,065,243
• Discount Bonds in pesos governed by Argentine Law expired in 2033 for the minimum consideration required for the performance of Agents in the new categories provided for by Resolution No. 622/13 and amendments of the CNV.	1,085,058	596,155
• National Treasury Bonds in pesos adjusted by CER 2% due 11/09/2026 used as collateral for the Credit Program for the reactivation of production in the Province of San Juan.	371,593	515,995
• National Treasury Bonds in pesos adjusted by CER 4.25% due on February 14, 2025, as of December 31, 2024, and Argentine Nation Bonds in dual currency due on February 28, 2024, as of December 31, 2023, for the contribution to the Guarantee Fund II in BYMA in accordance with art. 45 of Law 26,831 and its complementary regulations established in the CNV Rules (NT 2013 and amendments).	20,298	2,767,575
• Discount Bonds in pesos governed by Argentine Law maturing in 2033, affected as collateral for the Sectoral Credit Program of the Province of San Juan, a productive investment financing fund.		310,622
• Discount Bonds in pesos governed by Argentine Law maturing in 2033 as of December 31, 2023, affected as collateral for the Regional Economies Competitiveness Program – IDB Loan No. 3174/OC-AR.		32,763
• Other.	1,433,497	872,031

Subtotal Debt securities at fair value through profit or loss and Other debt securities	44,719,336	35,901,250

F-
8
3

BANCO MACRO SA AND ITS SUBSIDIARIES

Composition (contd.)	12/31/2024	12/31/2023
Other financial assets
• Interests derived from contributions made as protector partner (2).	27,188,239	17,794,084
• Fondo de Riesgo Fintech SGR – Mutual fund shares (1).	4,096,496	3,851,566
• Financial instruments for minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/2013, as amended, of the CNV.	1,185,290	737,519
• Sundry debtors – other.	914,578	622,495
• Sundry debtors – attachment within the scope of the claim filed by the DGR against the CABA for turnover tax differences.	827	1,801

Subtotal Other financial assets	33,385,430	23,007,465

Loans and other financing
• Fondo de Riesgo Fintech SGR – Loans and other financing (1).	1,223,807	414,195

Subtotal Loans and other financing	1,223,807	414,195

Financial assets delivered as a guarantee
• Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	138,595,967	148,335,239
• Guarantee deposits related to credit and debit card transactions.	68,314,367	18,506,424
• For securities forward contracts.	23,026,682	66,301,893
• Other guarantee deposits.	17,158,626	56,244,889

Subtotal Financial assets delivered as guarantee	247,095,642	289,388,445

Other non-financial assets
• Fondo de Riesgo Fintech SGR – Other non-financial assets (1).	21,930	24,013
• Real property related to a call option sold.		16,202,079

Subtotal Other non-financial assets	21,930	16,226,092

Total	326,450,065	364,939,736

(1)
According to Law 24467, as amended, and Fintech SGR by-laws, this entity has a risk fund (“Fondo de Riesgo”) which its main objective is to cover the guarantees granted to the protector partners and third parties. The assets of the risk fund could only be applied to partners’ withdrawals, to cover guarantees and other direct expenses.

(2)
As of December 31, 2024 and 2023 it is related to the risk fund Fintech SGR, Alianza SGR and Innova SGR. In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

45.	TRUST ACTIVITIES
The Bank is related to several types of trusts. The different trust agreements according to the business purpose sought by the Bank are disclosed below:

45.1	Financial trusts for investment purposes
They are mainly composed of prepayments towards the placement price of provisional trust securities of financial trusts under public and private offering (Confibono and Secubono). The assets managed by these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once the trust securities have been placed on the market, the Bank recovers the disbursements made plus an agreed-upon compensation. If after making the best efforts such trust securities cannot be placed, the Bank will retain the definitive trust securities for itself.
Additionally, the portfolio of financial trusts for investment purposes is completed with definitive trust securities of financial trusts in public and private offering (Confibono, Secubono, Supercanal, Payway cobro anticipado, Moni Mobile and Red Surcos) and certificates of participation (Arfintech).

F-
8
4

BANCO MACRO SA AND ITS SUBSIDIARIES

As of December 31, 2024 and 2023, debt securities and certificates of participation in financial trusts for investment purposes, amounted to 4,994,120 and 1,910,270, respectively.
According to the latest accounting information available as of the date of issuance of these consolidated Financial Statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

45.2	Trusts created using financial assets transferred by the Bank (securitization)
The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities whose collection is guaranteed by the cash flow resulting from such assets or group of assets. Through this way the funds that were originally used by the Bank to finance the loans are obtained earlier.
As of December 31, 2024 and 2023, considering the latest available accounting information as of the date of issuance of these consolidated Financial Statements, the assets managed through Macro Fiducia SAU (subsidiary) of this type of trusts amounted to 5,220 and 5,740, respectively.

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
As of December 31, 2024 and 2023, considering the latest available accounting information as of the date of issuance of these consolidated Financial Statements, the assets managed by Banco Macro SA and Macro Fiducia SAU, amounted to 4,732,462 and 1,746,420, respectively.

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
Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes:

•
guaranteeing, in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements,

•	promoting the production development of the private economic sector at a provincial level,

•	being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.
As of December 31, 2024 and 2023, considering the latest available accounting information as of the date of issuance of these consolidated Financial Statements, the assets managed by the Bank amounted to 94,977,409 and 80,198,154, respectively.

F-
8
5

BANCO MACRO SA AND ITS SUBSIDIARIES

46.	MUTUAL FUNDS DEPOSITARY FUNCTION
As of December 31, 2024 Banco Macro SA, in its capacity as depositary company, holds in custody the shares in mutual funds subscribed by third parties and assets from the following mutual funds:

Funds	Number of shares	Equity
Argenfunds Abierto Pymes	3,071,580,584	51,164,596
Argenfunds Abierto Pymes II	5,910,619,133	7,351,772
Argenfunds Ahorro Pesos	67,522,557	6,561,554
Argenfunds Financiamiento Pesos	100,000	99
Argenfunds Gestión Pesos	4,944,621,758	7,911,634
Argenfunds Infraestructura	5,390,345,583	5,566,351
Argenfunds Inversión Dólares	90,649	93,610
Argenfunds Inversión Pesos	31,736	22
Argenfunds Liquidez	7,397,545,352	93,700,274
Argenfunds Renta Argentina	323,994,328	36,994,009
Argenfunds Renta Balanceada	77,232,581	5,144,952
Argenfunds Renta Capital	4,193,768	4,636,839
Argenfunds Renta Crecimiento	3,321,012	3,925,964
Argenfunds Renta Dinámica	145,422,879,647	48,291,048
Argenfunds Renta Fija	24,548,620	3,489,823
Argenfunds Renta Fija II	17,137,289,528	18,758,521
Argenfunds Renta Flexible	46,040,329	1,217,084
Argenfunds Renta Global	7,805,866	187,069
Argenfunds Renta Mixta	3,358,170,517	43,337,409
Argenfunds Renta Mixta Plus	1,593,451	1,609,864
Argenfunds Renta Pesos	40,331,688	4,203,380
Argenfunds Renta Total	568,371,479	3,533,723
Argenfunds Renta Variable	907,230,408	707,615
Argenfunds Retorno Absoluto	76,379,985	1,557,862
Pionero Acciones	42,462,157	61,014,974
Pionero Acciones Argentinas	27,428	8,920,468
Pionero Acciones Plus	8,696,774	2,214,310
Pionero Ahorro Dólar Plus	103,045,157	107,132,315
Pionero Ahorro Dólares	72,228,566	76,194,207
Pionero Ahorro Max FCI	182,328,516	13,903,024
Pionero Argentina Bicentenario	411,654,410	16,693,184
Pionero Capital	7,629,365,983	53,478,637
Pionero Capital Plus	38,602,259	2,331,141
Pionero Crecimiento	2,102,014,252	15,768,573
Pionero Desarrollo	15,611,320,813	142,011,362
Pionero Empresas FCI Abierto Pymes	398,839,238	18,982,072
Pionero FF	134,088,106	20,364,031
Pionero Gestión	2,229,348,476	54,783,976
Pionero Infraestructura	648,211,151	2,659,015
Pionero Inversión Dólar	10,916,311	11,930,993
Pionero Moneda	100,000	100
Pionero Money Market Dólar	229,342,577	236,948,140

F-
8
6

BANCO MACRO SA AND ITS SUBSIDIARIES

Funds (contd.)	Number of shares	Equity

Pionero Multiestrategia Mix	100,000	166
Pionero Multiestrategia Plus	100,000	166
Pionero Patrimonio I	163,666,412,598	211,720,676
Pionero Performance III	87,743,173	4,128,915
Pionero Pesos	5,396,654,769	365,994,268
Pionero Pesos Plus	48,915,658,297	1,926,405,632
Pionero Pesos Plus II	2,289,996,233	370,422,174
Pionero Premium	94,445,761	315,346
Pionero Recovery	6,870,313,124	15,204,240
Pionero Renta	24,037,473	24,554,493
Pionero Renta Ahorro	578,421,756	106,681,465
Pionero Renta Ahorro Plus	972,226,876	41,389,370
Pionero Renta Balanceado	6,621,283,750	55,186,195
Pionero Renta Crecimiento	15,316,760	19,766,782
Pionero Renta Dólar Estrategia	8,610,313	10,589,080
Pionero Renta Dólares	16,016,469	18,299,977
Pionero Renta Dólares Plus	5,142,612	8,778,425
Pionero Renta Estratégico	739,602,182	37,406,839
Pionero Renta Fija Dólares	42,864,607	74,137,281
Pionero Renta Global	52,513,609	7,855,278
Pionero Renta Mixta I	506,540,181	32,827,967
Pionero Renta Pesos	87,911,457	8,541,046
Pionero Retorno	11,070,583,904	16,833,727
Pionero Retorno Total	135,543,086	9,901,672
Pionero Performance	4,114,809	1,679,008
Pionero Performance II	252,889	8,133

47.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS
The items recognized by the Bank to constitute the minimum cash requirement effective for December 2024 are listed below, indicating the amounts as of month-end of the related items:

Items	12/31/2024
Cash and deposits in banks
Amounts in BCRA accounts	1,873,887,706
Other debt securities
Government securities computable for the minimum cash requirements	792,039,580
Financial assets delivered as guarantee
Special guarantee accounts with the BCRA	138,595,967

Total	2,804,523,253

F-
8
7

BANCO MACRO SA AND ITS SUBSIDIARIES

48.	CORPORATE BONDS ISSUANCE
The corporate bonds liabilities recorded by the Bank are as follows:

Corporate Bonds	Original value		Residual face value as of 12/31/2024	12/31/2024	12/31/2023
Subordinated Resettable – Class A	USD 400,000,000	(1)	USD 400,000,000	417,675,451	714,760,748
Non-subordinated – Class E	USD 17,000,000	(2)			27,122,915
Non-subordinated – Class F	USD 53,000,000	(3)			90,199,407
Non-subordinated – Series XXXII	1,000,000	(4)	1,000,000	14,789,758	10,862,089

Total				432,465,209	842,945,159

On April 26, 2016, the general regular shareholders’ meeting approved the creation of a Global Program for the Issuance of Medium-Term Debt Securities, in accordance with the provisions of Law No. 23576, as amended and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies or power units, under which it is possible to issue simple corporate bonds, not convertible into shares in one or more classes. Also, on April 28, 2017, the General Regular and Special Shareholder’ Meeting resolved to extend the maximum amount of the abovementioned Global Program up to USD 1,500,000,000 (one thousand five hundred millions US dollars), and on April 27, 2018, the abovementioned Shareholders’ Meeting resolved to increase the maximum amount of the Global Program for the Issuance of Corporate Bonds, in face value, from USD 1,500,000,000 to USD 2,500,000,000 or an equal amount in other currencies, as determined by the Board of Directors in due time. Finally, on October 20, 2021 due to a Board of Director resolution, the Bank required from the CNV a five-year extension of the abovementioned program, which was approved by the Regulator through a note issued on December 15, 2021.

(1)
On November 4, 2016, under the abovementioned Global Program, the Bank issued Subordinated Resettable Corporate Bonds, class A, at a fixed rate of 6.75% p.a. until reset date, fully amortizable upon maturity (November 4, 2026) for a face value of USD 400,000,000 (four hundred million US dollars), under the terms and conditions set forth in the pricing supplement dated October 21, 2016. Interest is paid semiannually on May 4 and November 4 of every year and the reset date was November 4, 2021.

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

At any time, according to the current regulations, particularly the BCRA’s foreign exchange regulations, the Bank may opt to redeem Class E Corporate Bonds in full, not partially, at a price equal to (a) 102% of the outstanding principal if the Bank decides to make the redemption from the date of issuance and settlement through the term of 9 months therefrom, including the last business day; (b) 101% of outstanding principal if the Bank decides to make the redemption within the term starting 9 months after the date of issuance and settlement until the Class E maturity date, in all cases, along with the additional amount and accrued and unpaid interest, excluding the redemption date.
On May 2, 2024, the whole issuance of this series and the interest service corresponding to the period between February 2, 2024, date included, and May 2, 2024 were paid off.

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

F-
8
8

BANCO MACRO SA AND ITS SUBSIDIARIES

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

(4)
On February 29, 2008, the shareholders’ meeting of former Banco BMA SAU, now merged with Banco Macro SA, approved the presentation of a program for the issuance and placement of corporate bonds for USD 250,000,000 or its equivalent in other currencies. On April 30, 2008, the Board of Directors of the CNV authorized through resolution No. 15869 the entry of Banco Itaú Argentina SA into public offering regime through the issuance of corporate bonds for up to an amount of USD 250,000,000 or its equivalent in other currencies. On April 30, 2008, the CNV approved the Program Prospectus.

On March 9, 2013, the shareholders’ meeting of former Banco BMA SAU resolved to extend the amount of the Corporate Bonds Program up to USD 350,000,000 or its equivalent in other currencies. On May 23, 2018, the CNV approved through resolution No. 19527 the increase in the amount and the extension of the Program.
On March 14, 2022, under the abovementioned Program, former Banco BMA SAU issued non-subordinated corporate bonds Series XXXII at a fixed rate of 2.78% plus UVA adjustment, fully amortizable upon maturity (August 18, 2025). Interest is paid quarterly, in arrears.

49.	OFF BALANCE SHEET TRANSACTIONS
In addition to Note 4, the Bank maintains different off balance sheet transactions, pursuant to the BCRA standards. The composition of the amounts of the main off balance sheet transactions as of December 31, 2024 and 2023, is as follows:

Composition	12/31/2024	12/31/2023

Custody of government and private securities and other assets held by third parties	10,752,005,153	7,594,052,499
Preferred and other collaterals received from customers (1)	1,881,347,218	1,752,794,952
Checks already deposited and pending clearance	253,128,917	237,394,262
Outstanding checks not yet paid	181,059,707	172,261,267
Written-off credits	32,216,067	65,230,574
Securities received guarantee repurchase transactions (see Note 7)		1,479,609,206

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force on this matter.

50.	TAX AND OTHER CLAIMS

50.1	Tax claims
The former AFIP and tax authorities of the relevant jurisdictions have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax). As a result, there are claims pending at court and/or administrative levels, either subject to discussion or appeal. The most significant claims are summarized below:

a)
Former AFIP’s challenges against the income tax returns filed by former Banco Bansud SA (for the fiscal years from June 30, 1995, through June 30, 1999, and for the irregular six-month period ended December 31, 1999) and by former Banco Macro SA (for the fiscal years ended from December 31, 1998, through December 31, 2000).

The matter under discussion that has not been resolved as yet and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and CSJN in similar cases, which have issued resolutions that are favorable to the Bank’s position.

b)
The former AFIP’s ex-officio undocumented expenses determinations for the periods February, April, May 2015 and from July 2015 through January 2018, both included of date April 19, 2021, On October 5, 2021, the Bank filed an appeal to the Federal Tax Court which is in process in Courtroom B, Office 6, under file 2021-96970075.

F-
89

BANCO MACRO SA AND ITS SUBSIDIARIES

On 09/02/2024, the National Tax Court issued a sentence against the Bank’s interests, with costs at its expense. On 09/16/2024, a limited review and appeal request was filed before the Federal Administrative Contentious Court, which was initiated on 09/23/2024 and is pending elevation and, therefore, resolution. As a consequence of the above, on 09/23/2024 the Bank promoted an autonomous cautionary action, requesting the intervening Judge to order the former AFIP to suspend the coercive claim until the final resolution of the substantive issue, currently with a pending appeal request before the Court. The aforementioned cautionary action is being processed before the Federal Administrative Contentious Court No. 12, under file No. 16201/2024.

c)	Ex-officio turnover tax determinations in progress and/or adjustments, as a withholding agent and over municipal fees, pending resolution by the tax authorities of certain jurisdictions.
The Bank’s Management and its tax advisors and legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those disclosed in these consolidated Financial Statements.

50.2	Other claims
The Bank registered actions initiated by consumer protection associations in relation to the collection of certain commissions and/or financial charges or practices and certain withholdings made by the Bank to individuals as CABA stamp tax withholding agent.
The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those already disclosed in these consolidated Financial Statements.

51.	RESTRICTION ON DIVIDENDS DISTRIBUTION

a)
According to BCRA regulations, 20% of Banco Macro SA income for the year (calculated in accordance with BCRA rules), without including Other comprehensive income, for the year plus/less prior-year adjustments and less accumulated losses as for the prior year-end, if any, should be allocated to the legal retained earnings.

b)
Through Communiqué “A” 6464, as amended, the BCRA establishes the general procedure to distribute earnings. According to that procedure, earnings may only be distributed if certain circumstances are met, such as no records of financial assistance from the BCRA due to illiquidity or shortages in payments of minimum capital or minimum cash requirement deficiencies and not being subject to the provisions of sections 34 and 35 bis of the Financial Entities Law (sections dealing with tax payment and restructuring agreements and reorganization of the Bank), among other conditions listed in the abovementioned communiqué that must be met. In addition, the earnings distribution approved by the shareholders’ meeting of the Bank could only be formalized once the Superintendence of Financial and Foreign Exchange Entities of the BCRA approved it.

Additionally, profits may only be distributed to the extent that the financial institution has positive results, after deducting, on a non-accounting basis, from retained earnings and the optional reserves for the future distribution of profits, (i) the amounts of the legal and other earnings reserves which are mandatory, (ii) all debit amounts of each one of the accounting items recognized in “Other Comprehensive Income”, (iii) income from the revaluation of property, plant and equipment, intangible assets and investment property, (iv) the positive net difference between the amortized cost and the fair value of government debt instruments and/or monetary regulation instruments issued by the BCRA for those instruments recognized at amortized cost, (v) the adjustments identified by the Superintendence of Financial and Exchange Entities of the BCRA or by the independent external auditor and that have not been recognized in the accounting records and (vi) certain franchises granted by the BCRA. Moreover, no profit distributions shall be made out of the profit originated as a result of the first-time application of the IFRS, for which a normative reserve was created, and its balance as of December 31, 2024 was 145,134,700 (nominal value: 3,475,669).
Additionally, as of December 31, 2024, the adjustments to be made on unappropriated retained earnings of Banco Macro SA are as follows:

•	Other comprehensive income 10,265,182.

•
Positive net difference between the amortized cost and the fair value of government debt instruments and/or monetary regulation instruments issued by the BCRA for those instruments recognized at amortized cost for 155.362.361.

The Bank must verify that, after completion of the earning distribution, a capital maintenance margin equal to 3.5% of risk-weighted assets is kept, apart from the minimum capital required by law, to be integrated by Tier 1 (COn1) ordinary capital, net of deductible items (CDCOn1).

F-
90

BANCO MACRO SA AND ITS SUBSIDIARIES

According to Communiqué “A” 7984, the BCRA established that up to December 31, 2024, financial institutions which have the prior BCRA’s authorization will be allowed to distribute earnings up to 60% of the amount that would have corresponded in six equal, monthly and consecutive installments. Moreover, the BCRA established that the calculation of the items to determine the distributable earnings, as well as the amount of the installments, must be stated in constant currency as of the date of the meeting and the date of payment of each installment, as applicable. Subsequently, through Communiqué “A” 7997, the BCRA established that financial institutions that resolve or have resolved to distribute earnings within the framework of what is expected by the Communiqué “A” 7984, will be allowed to distribute earnings in three equal, monthly and consecutive installments up to the related amount in accordance with the abovementioned Communiqué. Such Communiqué also established that financial institutions must grant the option to each non-resident shareholder to receive their dividends –totally or partially– in a single cash installment as long as those funds are applied directly to the primary subscription of Bonds for the reconstruction of a free Argentina (BOPREAL, for its acronym in Spanish) in accordance with current exchange regulations.

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

Moreover, as it is mentioned in Note 42, the Regular Shareholders’ Meeting of Banco Macro SA held on April 4, 2025 decided to applied the unappropriated retained earnings for an amount of
300,000,000
(not restated) as follows (the abovementioned figures are stated in constant currency as of December 31, 2024):

a)	62,524,569 to the Legal Reserve;

b)	6,926,474 to the Personal Asset Tax on Business Companies; and

c)	244,662,747 to the Facultative Reserve for Future Distribution of Earnings.
In addition, the shareholders decided to partially apply the Facultative Reserve for Future Distribution of Earnings, in order to allocate up to the amount of 1,578,817,463
(
the abovementioned figures are stated in constant currency as of December 31, 2024) to the payment of a cash dividend and/or dividend in kind subject to prior authorization from the BCRA. As of the date of issuance of the consolidated Financial Statements, the earnings distribution is pending authorization by the BCRA. See also Note 42.

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

F-
9
1

BANCO MACRO SA AND ITS SUBSIDIARIES

•	Ownership structure
As of December 31, 2024, the Bank’s shareholders are:

Full name / corporate name	Participating Interest	Voting Interest
Fideicomiso de Garantía JHB BMA (1)	17.28	19.65
Carballo Delfín Jorge Ezequiel	19.27	20.87
ANSES FGS Law No. 26425	28.80	26.91
Grouped shareholders (Local stock exchanges)	11.81	11.23
Grouped shareholders (Foreign stock exchanges)	22.84	21.34

(1)
As of the date of issuance of these consolidated Financial Statements and due to the passing of Mr. Jorge Horacio Brito on November 20, 2020 and as a testamentary disposition, his shares were transferred to Fideicomiso de Garantía JHB BMA, which beneficiaries are his forced heirs.

•	Board of Directors and Senior Management
The Bank’s Board of Directors is currently made up of 12 regular directors and 2 alternate directors. Members are renewed by thirds and the appointed Directors remain in office for three fiscal years. Directors are selected and appointed by the Shareholders’ Meeting. Once elected, the BCRA must confirm the designation of the Directors, expressly authorizing them to accept the designation, pursuant to the terms as to experience and knowledge, contained in the rules CREFI 2-Creation, Operation and Expansion –XV- Financial Entities Authorities.

Name (3)	Position
Jorge Pablo Brito	Chairperson
Carlos Alberto Giovanelli	Vice chairperson
Nelson Damián Pozzoli	Director
Fabián Alejandro De Paul (1)	Director
Constanza Brito	Director
Sebastián Palla (1)	Director
Mario Luis Vicens (1)	Director
Delfín Federico Ezequiel Carballo	Director
Marcos Brito	Director
José Alfredo Sánchez	Director
Nicolás Valenzuela	Director
Guido Agustín Gallino (1) (2)	Director
Juan Ignacio Catalano	Alternate director
Santiago Horacio Seeber	Alternate director

(1)	Independent director.
(2)	Designated by ANSES-FGS proposal.
(3)
As a proposal of ANSES-FGS, the Shareholders’ Meeting held on April 4, 2025 decided the designation of Guido Agustín Gallino and Daniela Anahí Rivarola Meilán as directors to fill the vacancies created as a consequence of the resignations submitted by Hugo Raúl Lazzarini and Juan Facundo Etchenique, respectively. Moreover, and as a proposal of ANSES-FGS, the mentioned Shareholders’ Meeting also decided the designation of Agustín Mariano Álvarez as regular director and Lucas Matías Gregorio as alternate director.

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

F-
9
2

BANCO MACRO SA AND ITS SUBSIDIARIES

Senior Management is directed by a General Manager appointed by the Board and also includes officers reporting directly to the general manager, forming the Senior Management, as well as officers of four staff areas reporting directly to the Board. Members are detailed below:

Name (1)	Position
Gerardo Adrian Álvarez	Operations and Compliance Human resources and administration manager
Ana María Magdalena Marcet	Credit risk manager
Juan Domingo Mazzón	Government and Management control manager
Ernesto Eduardo Medina	Systems and Technology manager
Brian Anthony	Commercial banking transformation manager
Francisco Muro	Distribution and sales manager
Jorge Francisco Scarinci	CFO
Agustín Devoto	Investment banking manager
Adrián Mariano Scosceria	Corporate banking manager

(1)	As of April 1, 2025, Juan Martín Parma was appointed as the Bank’s Chief Executive Officer.

•	Committees
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

F-
9
3

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
The Bank promotes a work environment where responsibility, execution, commitment, results, loyalty, honesty, good communication and teamwork are encouraged.
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
Likewise, the Bank has a specific Code of Conduct for stock market practices as a framework that helps unify standards of conduct at Banco Macro SA and the Group’s subsidiaries, in order to strengthen integrity and transparency in the Bank’s and its subsidiaries’ stock market operations.

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
Branches
As of the date of issuance of the consolidated Financial Statements as of December 31, 2024, the Bank ha
s 519
branches throughout the entire country.
Subsidiaries
The Bank carries out certain transactions through its subsidiaries, which are identified in Note 3 to these consolidated Financial Statements.
Business lines
The Bank’s business lines and transactions with trusts are mentioned in Notes 1 and 36 to these consolidated Financial Statements, respectively.

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

F-
9
4

BANCO MACRO SA AND ITS SUBSIDIARIES

In addition, the Bank has a Clawback Policy in accordance with the provisions of Section 303A.14 of the Listed Companies Manual of the New York Stock Exchange (NYSE), which was required by Rule 10D-1 of the Securities Exchange Act of 1934. The rule is applicable to any executive officer of the group and applies only in the event that the Bank or its subsidiaries required accounting restatement to correct a material error in the Financial Statements previously issued.
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

F-
9
5

BANCO MACRO SA AND ITS SUBSIDIARIES

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
As established by law (Argentine Business Company Law No. 19550), specific applicable regulations (Capital Markets Law, as supplemented), professional accounting standards (Technical Resolution No. 21), IAS 24 and best practice recommendations, the Bank reports on the transactions with related parties in notes to the consolidated Financial Statements. Such transactions are carried out under usual market conditions. See also Note 20.
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

BANCO MACRO SA AND ITS SUBSIDIARIES

Risk Management
The Integral Risk Management area is in charge of the Financial Risk and Operating and Technology Risk areas.
The main procedures carried out by the Integral Risk Management Department are:

•	Stress tests
The process of stress test includes documenting and formalizing the program as well as the persons in charge of carrying it out, the frequency of testing and the validation of the system. It also contemplates the Contingency Plan based on the test results. The Risk Management Committee leads and coordinates this application.

•	Economic Capital Calculation
The Integral Risk Management Department estimates the economic capital for each one of the individual risks (Market, Liquidity, Interest Rate, Credit, Counterparty Credit, Concentration, Operational, Securitization, Strategic and Reputational) determined for the Bank on a consolidated basis with its subsidiaries with the same scope as the regulation. The methods used to deal with subsidiaries are exactly the same.
The economic capital sufficiency evaluation process is an integral part of the corporate governance and risk management culture of the entities.
Quantified economic capital was implemented as a formal procedure, and is a tool used in the day-to-day management of risks.
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

BANCO MACRO SA AND ITS SUBSIDIARIES

Minimum capital requirements:
The table below shows the minimum capital requirements measured on a consolidated basis, effective for the monthly position of December 2024, together with the integration thereof (computable equity) as of the end of such month:

Item	12/31/2024
Minimum capital requirements	936,239,064
Computable equity	3,719,904,297

Capital surplus	2,783,665,233

The following are the policies and processes aimed at identifying, assessing, controlling and mitigating each one of the main risks:

52.1	Credit Risk
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

F-
9
8

BANCO MACRO SA AND ITS SUBSIDIARIES

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
For new non-prequalified customers, the originator or the client itself enters the requested transactions in the risk assessment system related to the customer segment, which approves or rejects the transaction; if approved, maximum assistance amounts by product are provided. Assessment systems are mainly based on an admission and certain maximum indebtedness rules and installment/income ratio. The assessment systems are based mainly on a qualification score and certain maximum indebtedness and installment/income relationship rules.
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

BANCO MACRO SA AND ITS SUBSIDIARIES

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
The following chart shows the composition of loan loss allowances according to the type of financial instrument as of December 31, 2024, and 2023:

Composition	12/31/2024	12/31/2023
Loans and other financing	123,354,597	116,827,575
Loans commitment	7,906,939	4,739,962
Other debt securities at amortized cost	608,845	1,896,337
Other financial assets	279,916	1,296,294
Other debt securities at fair value through OCI	83,741	121,569
Financial assets delivered as a guarantee	4,975	2,557

Total	132,239,013	124,884,294

The Credit Risk Management manages credit risk, which consists of identifying, assessing, following up, controlling and mitigating this risk across credit cycle stages.
The design and development of ECL Models is the responsibility of the Credit Risk Management Office. It reports to the Credit Risk Management, which is also in charge of designing and calculating rating and scoring models to quantify credit risk and the measures to calculate PD, EAD and LGD, as well as other models to calculate the impact of the prospective view. Wholesale Risk Management also participates in this task.
The Credit and Collections Management, through the Credit Review area, analyze the entire portfolio under individual assessment and classifies customers in different credit risk stages. Together with the Wholesale Risk Management and Credit Recovery Management Departments (that contribute their view from a standpoint of risk assessment and recovery management), they calculate ECL for corporate customers in stage 2 and stage 3.
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

BANCO MACRO SA AND ITS SUBSIDIARIES

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
Default
:
The default status is defined according to the type of portfolio and segment, and thus, the impairment model is applied in accordance with the risk of each transaction. The default status is defined as follows:

•	For the Commercial Portfolio: there is a “Default” if the customer, based on an individual analysis, has been classified in Stage 3, as described in “Customers analyzed on an individual basis”.

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

F-
10
1

BANCO MACRO SA AND ITS SUBSIDIARIES

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
The following table discloses the risk levels score and rating arising from the Bank’s models:

Category	12/31/2024		12/31/2023
	Weighted PD	% Gross carrying amount	Weighted PD	% Gross carrying amount
Performing	1.53%	96.83%	1.13%	96.32%
High grade	0.68%	85.76%	0.66%	88.70%
Standard grade	4.56%	6.06%	4.06%	4.53%
Sub-standard grade	12.19%	5.01%	10.39%	3.09%
Past due but not impaired	34.61%	2.05%	46.56%	2.62%
Impaired	100.00%	1.12%	100.00%	1.06%

Total		100.00		100.00

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

F-
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

F-
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
The Credit and Collections Department analyzes all the portfolio under this approach, with special emphasis on customers in stages 2 and 3 in the previous month and those showing objective data that could evidence the existence of a SICR. The study is supplemented with the macroeconomic context and other news in relation to the performance of customers. Its staging proposal is submitted to the consideration of Wholesale Risk Management and Credit Recovery Management Departments, which incorporate their own vision of the customer or the activity sector. The final assessment of the stage assigned to each customer is approved by the Credit Risk Management and is used as an input to estimate the ECL of the customers analyzed on an individual basis.
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
The calculation of ECL for risk impairment includes and is adjusted prospectively with respect to the portfolio behavior. To such end, the Bank examines the macroeconomics variables which have an impact on PD and LGD and designed 4 models for the case of PD: Retail, Agro, Pymes (for clients under collective analysis) and Corporate (for clients under individual analysis); and 2 models for the case of LGD: Consumer, and Commercial and Comparable to Consumer.
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

F-
10
4

BANCO MACRO SA AND ITS SUBSIDIARIES

The following table shows the estimated values for the main macroeconomic variables used in the models for each scenario (base case, alternative 1 and alternative 2), with the assigned probability of occurrence to each scenario:

Key Drivers	ECL Scenario	Assigned probabilities	2025	2026	2027
		%	%	%	%
GDP growth %	Base case	65	5.00	4.99	3.04
	Alternative 1	30	2.52	3.49	4.48
	Alternative 2	5	0.48	2.01	4.51
Interest rates %	Base case	65	68.25	42.00	28.00
	Alternative 1	30	64.75	54.25	35.00
	Alternative 2	5	92.75	64.75	49.00

52.1.3	Overview of modified and forborne loans
From a risk management point of view, once an asset is forborne or modified, the Bank’s special department for distressed assets continues to monitor the exposure until it is completely and ultimately derecognized.
The amortized cost of loans modified during 2024 and the associated net modification amounted to 15,049,918 and 481,123, respectively. The Bank does not consider loans using the mandatory extensions and payment facilities provide by BCRA as part of such modified loans. The amortized cost of loans modified during 2023 and the associated net modification amounted to 9,732,238 and 1,215,258, respectively.

52.1.4	Forward-looking allowances based on expert credit judgment
Adjustment for expectations of increased risk due to the change in economic policy
As of December 31, 2023, the Bank decided to record an allowance with expert criteria for 23,906,383, based on the estimation of the impact that a change in the economic regime proposed by the new authorities of the National Government, who took office on December 10, 2023, would have on the ECL. As of December 31, 2024, the Bank does not have allowance derived from expert criteria estimation.

52.1.5	Portfolio quality
The table below shows the analysis by aging of performing loans in a rre
ars (in days):

Portfolio Type	12/31/2024
	Delinquent, performing (in days)
	0 to 31	From 32 to 90	From 91 to 180	From 181 to 360	Over 360
Commercial loans	99.9%	0.1%	0.0%	0.0%	0.0%
Commercial loans comparable to consumer	99.8%	0.2%	0.0%	0.0%	0.0%
Consumer loans	100.0%	0.0%	0.0%	0.0%	0.0%

Total	99.9%	0.1%	0.0%	0.0%	0.0%

Portfolio Type	12/31/2023
	Delinquent, performing (in days)
	0 to 31	From 32 to 90	From 91 to 180	From 181 to 360	Over 360
Commercial loans	100.0%	0.0%	0.0%	0.0%	0.0%
Commercial loans comparable to consumer	99.8%	0.2%	0.0%	0.0%	0.0%
Consumer loans	100.0%	0.0%	0.0%	0.0%	0.0%

Total	99.9%	0.1%	0.0%	0.0%	0.0%

F-
10
5

BANCO MACRO SA AND ITS SUBSIDIARIES

The following table shows the loans and other financing portfolio under credit risk by industry sector, classified by risk stage and identifying the expected loss calculated under individual or collective basis:

	1		2		3	12/31/2024
	Collective	Individual	Collective	Individual

Loans and other financing	4,193,694,008	1,493,279,244	156,267,208	15,149,753	66,625,209	5,925,015,422
Non-financial public sector	1,032,646	68,902,751	1,182			69,936,579
Other financial entities	352,214	61,759,479	837,346			62,949,039
Non-financial private sector	4,192,309,148	1,362,617,014	155,428,680	15,149,753	66,625,209	5,792,129,804
Individuals	2,158,038,101	47,554,995	80,109,719		34,136,850	2,319,839,665
Manufacturing industry	259,538,793	432,221,321	6,583,345	3,051,684	3,966,154	705,361,297
Agricultural and cattle industry	520,909,102	190,609,384	32,811,212		9,790,624	754,120,322
Services	669,017,753	108,702,066	19,258,791		10,399,846	807,378,456
Commercial activities	435,453,750	188,847,462	12,716,400	12,098,069	7,253,421	656,369,102
Exploration of mines and quarries	26,724,671	172,652,533	794,278		103,300	200,274,782
Financial intermediation	20,523,029	148,084,584	157,795		43,586	168,808,994
Construction activities	79,813,573	42,173,354	2,606,340		674,351	125,267,618
Electricity supply and gas	4,276,450	31,473,889	53,173		8,663	35,812,175
Public administration	16,811,277		326,342		248,366	17,385,985
Water supply and public sanitation	1,202,649	297,426	11,285		48	1,511,408

	1		2		3	12/31/2023
	Collective	Individual	Collective	Individual
Loans and other financing	2,986,182,196	886,073,325	140,030,545	54,043,019	43,538,327	4,109,867,412
Non-financial public sector	1,077,982	9,192,043	982		315	10,271,322
Other financial entities	9,361,589	12,378,327	10,971			21,750,887
Non-financial private sector	2,975,742,625	864,502,955	140,018,592	54,043,019	43,538,012	4,077,845,203
Individuals	1,341,045,752	67,752,160	57,821,067	7,790	19,362,581	1,485,989,350
Manufacturing Industry	199,094,673	215,618,279	12,399,099	15,044,704	910,812	443,067,567
Agricultural and cattle industry	464,392,695	158,063,407	22,398,712	7,813,461	13,268,950	665,937,225
Services	351,549,249	40,167,753	23,156,771		2,571,873	417,445,646
Commercial activities	419,316,160	169,993,661	15,399,958	4,535,775	4,707,198	613,952,752
Exploration of mines and quarries	56,792,906	63,335,329	994,139		1,595,310	122,717,684
Financial intermediation	44,365,631	98,211,771	678,305		119,025	143,374,732
Construction activities	53,177,301	43,717,259	6,497,183		916,238	104,307,981
Electricity supply and gas	33,443,021	7,643,336	227,702	26,641,289	7,193	67,962,541
Public administration	12,003,845		432,405		76,744	12,512,994
Water supply and public sanitation	561,392		13,251		2,088	576,731

F-
10
6

BANCO MACRO SA AND ITS SUBSIDIARIES

52.1.6	Collateral and other credit improvements

•	Guarantees received for the entire portfolio
The following table shows the amounts of guarantees received for the entire portfolio as of December 31, 2024.

Class of financial instrument	Maximum exposure to credit risk	Fair value of collateral						Total collateral	Net exposure	Associated ECL
		Pledges on time deposits	Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Pledges on personal property	Other

Loans and other financing	5,925,015,422	9,239,133	251,840,134	197,696,554	123,569,899	5,835,392	1,230,433,637	1,818,614,749	4,106,400,673	123,354,597
Loans commitment	4,255,518,020	7,750,868		4,964,604	931	1,647,108	48,368,958	62,732,469	4,192,785,551	7,906,939
Other debt securities at amortized cost	2,687,773,982								2,687,773,982	608,845
Other financial assets	502,259,375								502,259,375	279,916
Other debt securities at fair value through OCI	444,535,991								444,535,991	83,741
Financial assets delivered as a guarantee	22,112,989								22,112,989	4,975

Total	13,837,215,779	16,990,001	251,840,134	202,661,158	123,570,830	7,482,500	1,278,802,595	1,881,347,218	11,955,868,561	132,239,013

•	Guarantees received for the portfolio in Stage 3
The following table shows the amounts of guarantees for the portfolio in Stage 3 as of December 31, 2024.

Class of financial instrument	Maximum exposure to credit risk	Fair value of collateral						Total collateral	Net exposure	Associated ECL
		Pledges on time deposits	Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Pledges on personal property	Other

Loans and other financing	66,625,209	170,608	1,495,077	5,176,685			9,799,643	16,642,013	49,983,196	48,547,167
Loans commitment	62,785								62,785

Total	66,687,994	170,608	1,495,077	5,176,685			9,799,643	16,642,013	50,045,981	48,547,167

F-
10
7

BANCO MACRO SA AND ITS SUBSIDIARIES

•	Guarantees received for the entire portfolio
The following table shows the amounts of guarantees received for the entire portfolio as of December 31, 2023.

Class of financial instrument	Maximum exposure to credit risk	Fair value of collateral						Total collateral	Net exposure	Associated ECL
		Pledges on time deposits	Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Pledges on personal property	Other
Loans and other financing	4,109,867,412	85,681,201	201,194,995	254,607,051	112,275,475	56,138,316	762,082,531	1,471,979,569	2,637,887,843	116,827,575
Loans commitment	3,583,843,086	29,783,307		5,100,238	16,219	15,113,238	207,682,136	257,695,138	3,326,147,948	4,739,962
Other debt securities at amortized cost	305,121,591								305,121,591	1,896,337
Other financial assets	382,361,722						23,120,245	23,120,245	359,241,477	1,296,294
Other debt securities at fair value through OCI	635,193,334								635,193,334	121,569
Financial assets delivered as a guarantee	11,365,164								11,365,164	2,557

Total	9,027,752,309	115,464,508	201,194,995	259,707,289	112,291,694	71,251,554	992,884,912	1,752,794,952	7,274,957,357	124,884,294

F-
10
8

BANCO MACRO SA AND ITS SUBSIDIARIES

•	Guarantees received for the portfolio in Stage 3
The following table shows the amounts of guarantees for the portfolio in Stage 3 as of December 31, 2023.

Class of financial instrument	Maximum exposure to credit risk	Fair value of collateral						Total collateral	Net exposure	Associated ECL
		Pledges on time deposits	Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Pledges on personal property	Other
Loans and other financing	43,538,327		1,209	8,678,109	358,888	1,214,618	7,005,284	17,258,108	26,280,219	33,783,461

Total	43,538,327		1,209	8,678,109	358,888	1,214,618	7,005,284	17,258,108	26,280,219	33,783,461

Credit Risk
Different methodologies are used to calculate economic capital for Credit Risk, depending on the size of the credit exposure.
In those exposures considered significant, the economic capital is calculated through a Montecarlo Simulation Process and allocated using the Covariance Methodology.
The Montecarlo Simulation Process consists in generation of different losses scenarios. Each scenario represents a possible value of loss distribution. Calculating the difference between 99.9% percentile –unexpected loss– and the average value –expected loss– of such distribution, the economic capital is obtained.
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

F-
1
09

BANCO MACRO SA AND ITS SUBSIDIARIES

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
Counterparty Risk
To calculate the Economic Capital by Counterparty Credit Risk, the simulation model described in the preceding section is applied.
For this risk, it is necessary to define the EAD of each type of operation. This parameter is necessary for the calculation of the Capital to be allocated. The EAD value is calculated following the current Minimum Capital regulations. The products considered for this calculation are the following:

•	Spot transactions pending settlement

•	Futures and Forwards

•	Active and passive repurchase agreements
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

F-
1
10

BANCO MACRO SA AND ITS SUBSIDIARIES

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
The Integral Risk Management Department regularly monitors compliance of the different levels set by the Board of Directors in relation to liquidity risk, which include minimum levels of liquidity, maximum concentration levels allowed by type of deposit and by type of customer, among others.
In the event of a liquidity crisis, the Bank has a contingency plan with different actions, like as follows:

•	Financing through call banking and repo agreements with the BCRA.

•	Spot sale of securities government portfolio.

•	Limit credit assistance to private sector.

•	Increase deposit rates in order to capture deposits.
The following table shows the liquidity ratios during the fiscal years 202
4
and 202
3
, which arise from dividing net liquid assets, made up of cash and cash equivalents, by total deposits.

	2024	2023
December, 31	79.27%	118.00%
Average	95.99%	97.50%
Max	112.28%	118.00%
Min	79.27%	92.56%
The tables below summarize the maturity of the contractual cash flows of loans and other financing, before ECL, including interest and charges to be accrued until maturity of the contract as of December 31, 2024 and 2023:

Item	As of December 31, 2024

	Matured	Remaining terms to maturity						Total

		Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months
Non-financial public sector		5,116,929	12,846,907	13,291,156	32,391,066	34,618,331		98,264,389
Financial sector		62,559,826	175,590	243,096	8,383,578	1,587,714	3,882	72,953,686
Non-financial private sector and foreign residents	33,715,329	2,198,701,728	825,930,778	961,357,708	1,122,689,315	1,236,273,229	1,327,936,871	7,706,604,958

Total	33,715,329	2,266,378,483	838,953,275	974,891,960	1,163,463,959	1,272,479,274	1,327,940,753	7,877,823,033

F-
11
1

BANCO MACRO SA AND ITS SUBSIDIARIES

Item	As of December 31, 2023

	Matured	Remaining terms to maturity						Total

		Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months

Non-financial public sector	235	6,861,636	3,086,386	237,839	396,354	457,441		11,039,891
Financial sector		16,932,594	813,452	5,688,866	8,538,159	4,721,603	1,851,895	38,546,569
Non-financial private sector and foreign residents	34,254,560	2,164,067,764	817,431,308	767,638,374	845,072,559	712,557,449	731,152,956	6,072,174,970

Total	34,254,795	2,187,861,994	821,331,146	773,565,079	854,007,072	717,736,493	733,004,851	6,121,761,430

Additionally, the tables below disclose the maturity of the contractual future cash flows of the financial liabilities, including interest and charges to be accrued until maturity of the contracts, as of December 31, 2024 and 2023:

Item	As of December 31, 2024
	Remaining terms to maturity						Total
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months

Deposits	7,924,251,510	370,876,145	100,657,285	65,057,889	148,307	23,943	8,461,015,079
From the non-financial public sector	584,644,593	20,423,020	275,265	42,661,321			648,004,199
From the financial sector	12,022,826						12,022,826
From the non-financial private sector and foreign residents	7,327,584,091	350,453,125	100,382,020	22,396,568	148,307	23,943	7,800,988,054
Liabilities at fair value through profit or loss	7,183,451						7,183,451
Derivative instruments	288,115	451,132	417,059	165,296			1,321,602
Repo transactions	19,107,093						19,107,093
Other financial institutions	19,107,093						19,107,093
Other financial liabilities	995,224,520	2,944,923	3,085,342	4,811,845	9,844,731	25,596,092	1,041,507,453
Financing received from the BCRA and other financial institutions	18,564,961	16,579,495	8,149,077	95,037	183,346	174,375	43,746,291
Issued corporate bonds		95,508	104,322	15,324,335			15,524,165
Subordinated corporate bonds			13,667,842	13,667,842	438,831,767		466,167,451

Total	8,964,619,650	390,947,203	126,080,927	99,122,244	449,008,151	25,794,410	10,055,572,585

F-
11
2

BANCO MACRO SA AND ITS SUBSIDIARIES

Item	As of December 31, 2023
	Remaining terms to maturity						Total
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months
Deposits	6,743,077,751	405,662,330	303,973,951	143,467,314	2,853,084	32,094	7,599,066,524
From the non-financial public sector	397,668,386	13,300,743	11,058,094		3,695		422,030,918
From the financial sector	43,956,527						43,956,527
From the non-financial private sector and foreign residents	6,301,452,838	392,361,587	292,915,857	143,467,314	2,849,389	32,094	7,133,079,079
Liabilities at fair value through profit or loss	30,106,856						30,106,856
Derivative instruments	894,406	3,060,108	283,931	1,941,424			6,179,869
Repo transactions	51,533,416	17	5,178	15,307			51,553,918
Other financial institutions	51,533,416	17	5,178	15,307			51,553,918
Other financial liabilities	767,623,439	3,014,733	3,671,244	6,082,818	9,579,857	27,731,852	817,703,943
Financing received from the BCRA and other financial institutions	20,161,593	8,051,656	5,410,579	4,596,603	4,807,733	135,094	43,163,258
Issued corporate bonds		185,722	30,853,066	91,120,625	12,150,986		134,310,399
Subordinated corporate bonds			23,336,511	23,336,511	46,673,023	749,262,564	842,608,609

Total	7,613,397,461	419,974,566	367,534,460	270,560,602	76,064,683	777,161,604	9,524,693,376

52.3	Market Risk
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

F-
11
3

BANCO MACRO SA AND ITS SUBSIDIARIES

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
It is noteworthy that the use of that approach does not avoid losses beyond those limits in the event of the most significant market changes.
As of December 31, 2024 and 2023, the Bank’s economic capital by type of risk is as follows:

Economic capital (EC – in millions)	12/31/2024	12/31/2023
Interest rate risk	186,147	64,212
Currency exchange rate risk	79,837	50,338
Price risk	29,492	33,028

52.5	Foreign Currency Exchange Rate Risk
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
Operational risk is defined as the risk of loss arising from the inadequacy or failure of internal processes, human errors or system failures, or those originated by external events, regardless of whether its impact results in economic loss or not.
This definition includes the Legal Risk but excludes the Strategic Risk and Reputational Risk.

F-
11
4

BANCO MACRO SA AND ITS SUBSIDIARIES

Within such framework, the legal risk comprises the exposure to penalties, sanctions or other economic consequences or results for failure to comply with any rule or regulation or contractual obligation. It also arises as a consequence of failures in contracts and transactions resulting from malicious actions, negligence, or unintentional acts that affect the formalization or execution of contracts.”
On the other hand, the Bank implemented an operational risk management system that meets the guidelines and provisions established by the BCRA in its Communiqué “A” 5398, as amended.
The operating risk management system is formed by:

•	Organizational structure: the Bank has a Non-Financial Operational Risk Management that is in charge of managing operational risk and a Risk Management Committee.

•
Policies: the Bank has a “Manual for the Operational Risk Management” approved by the Board of Directors, which define the main concepts, roles and responsibilities of the Board of Directors, the Senior Management and all the areas involved in this risk management.

•
Procedures: the Bank features a procedure for the “Collection of events and losses from Operational Risk” that includes a process to gather the Operational Events and Losses to register on a systematic basis the frequency, severity, category and other relevant aspects related to the events and losses from Operational Risk.

•	Computer Systems: the Bank has computer systems that allow managing all Operational and Technology Risks.

•	Database: the Bank has an operational risk event database prepared pursuant to the guidelines established in Communiqué “A” 4904, as supplemented.

•
Information systems to measure risks: the Non-Financial Integral Risk Management Department generates and sends, on a regular basis, reports to the Board of Directors, the Risk Management Committee and the Senior Management. With such reports the Integral Risk Management Department communicates the results of the follow-up of the management of the main risks to which the Bank is exposed.

At the meeting of the Risk Management Committee, the Integral Risk Management Department shall submit for consideration the results of the performance of such department and the reports issued during the period under analysis. The resolutions adopted by the Committee shall be recorded in Minutes to be considered by the Board of Directors, who shall subsequently approve, in this manner, the performance and risk level of the analyzed period.

The Bank has a methodology for Economic Capital calculation for operational risk.
The Economic Capital for operational risk will arise from a simulation engine, which will produce a distribution of total losses for operational risk.
In this manner, the Economic Capital can be arrived at, which is calculated from the resulting difference between the Maximum Loss (associated with a 99.9% confidence level) and distribute the accounting provisions established for the purpose of covering certain operational risks.
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

F-
11
5

BANCO MACRO SA AND ITS SUBSIDIARIES

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
The methodology for calculating economic capital for Operational Risk is supported by a methodological document.

53.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT AND FINANCIAL AND CAPITAL MARKETS
In the last years, the argentine financial market has observed a prolonged period of volatility in the prices of public and private financial instruments, including a significant increase of country risk, the strong devaluation of the argentine peso, the acceleration of the inflation rate (see Note 3. section “unit of measurement”) and the rising interest rates.
On December 10, 2023, the new authorities of the argentine National Government took office and issued a series of emergency measures within the framework of an economic policy proposal that, among its main objectives, pursues the elimination of the fiscal deficit on the basis of reducing primary public spending of both the Nation and the Provinces, and the resizing of the Federal Government’s structure, eliminating subsidies and transfers.
As soon as the new administration took office, it adopted measures aimed at normalizing the exchange and financial markets. On the one hand, the devaluation of the peso in the official exchange market -used mainly for foreign trade- close to 55%, together with a complete reconsideration of monetary and fiscal policies, has allowed to begin to reverse the gap between the values of currencies in the official and free exchange markets (stock market operations) from its maximum of 200%

during the last quarter of 2023. On April 11, 2025, the argentine National Government announced a series of measures aimed at easing regulations related to access to the foreign exchange market. Among other modifications, these measures include the establishment of floating bands (between Ps. 1,000 and Ps. 1,400, range to be updated at a rate of 1% per month) within which the dollar exchange rate in the foreign exchange market may fluctuate, and the elimination of foreign exchange restrictions applicable to individuals, including the limit of access to the foreign exchange market for up to USD 200 per month. As of the date of issuance of these consolidated Financial Statements, the mentioned gap between the values of currencies in the official and free exchange markets arises to 1%.
On the other hand, the National Government and the BCRA reformulated monetary and financial policies to drastically reduce the known as quasi-fiscal deficit. The debt exchange of the BCRA with the banks, including puts on government securities held by financial institutions, and their transfer to the National Treasury, together with the fiscal cash surplus obtained by the Nation and the renewal of the debt services denominated in pesos, allowed to significantly absorb the excess of money in the economy and, in this way, reduce both inflation (8% during the fourth quarter of 2024) and nominal interest rates.
In relation to national public debt, various voluntary exchanges at local level and the agreements reached regarding commitments with the Paris Club and the International Monetary Fund (IMF), allowed the country to avoid arrears and the BCRA to advance in the normalization of foreign commercial debt and, more recently, to accumulate international reserves from the external trade surplus and the Assets Regularization Regime contemplated in Law 27743. On April 8, 2025, the IMF announced that it had reached a staff-level agreement with the Argentine authorities for a new Extended Fund Facility (EFF) arrangement for a total amount of approximately USD 20 billion. On April 11, 2025, the IMF Executive Board approved the program, also approving an immediate initial disbursement of USD 12 billion and an additional disbursement of USD 2 billion scheduled for June 2025. Additionally, on April 11, 2025, the World Bank and the Inter-American Development Bank approved the granting of financial assistance to Argentina under respective multi-year programs amounting to USD 12 billion (of which USD 1.5 billion will be deposited immediately) and USD 10 billion, respectively.
On a broader level, the National Government’s program includes reforms to both the economic framework and other areas of government work. On December 20, 2023, through Decree of Necessity and Urgency No. 70/2023, a significant number of reforms were established in a large number of areas, some of which were challenged in the Justice by the affected sectors, presenting protections and unconstitutionality requests to stop their application. Subsequently, part of what was challenged was incorporated into other initiatives that were approved by Congress and promulgated by the National Executive Branch. On July 8, 2024, Law No. 27742 was published in the Official Gazette and promulgated by the National Executive Branch through Decree No. 592/2024 and includes among its points delegation of powers to the National Executive Branch, tax, labor and social security reforms, among others. As of the date of issuance of these consolidated Financial Statements, the aforementioned law is in process of being regulated.
Although the argentine macroeconomic and financial environment has evolved favorably in the last months, a certain slowness and heterogeneity in the recovery of the activity level in the country and a relatively uncertain international context, require permanent monitoring of the situation by the Bank’s Management in order to identify those issues that may impact its patrimonial and financial position, which may be appropriate to reflect in the Financial Statements of future periods.

F-
11
6

BANCO MACRO SA AND ITS SUBSIDIARIES

54.	EVENTS AFTER REPORTING PERIOD
No other significant events occurred between the end of the fiscal year and the issuance of these consolidated Financial Statements that may materially affect the financial position or the profit and loss for the fiscal year, not disclosed in these consolidated Financial Statements.

F-
11
7