Form 20-F
period 2025-12-31
Macro Bank Inc.
filed 2026-04-20
CIK 1347426

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares Class B common shares, par value Ps.1.00 per share	BMA BMA	New York Stock Exchange New York Stock Exchange(*)

(*)	Common shares of Banco Macro S.A. are not listed for trading but only in connection with the registration of American Depositary Shares which are evidenced by American Depositary Receipts.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Common Shares

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock
as of the close of business covered by the annual report.
11,235,670 Class A common shares, par value Ps.1.00 per share
628,154,631 Class B common shares, par value Ps.1.00 per share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Secu ri
ties Act.
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

i

ii

iii

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

The term “Argentina” refers to the Republic of Argentina. The terms “Argentine government” or the “government” or the “Federal government” refer to the federal government of Argentina, the term “Argentine Congress” refers to the Argentine National Congress, the legislative branch of the government of Argentina. The term “Central Bank” or “BCRA” refers to the Banco Central de la República Argentina, or the Argentine Central Bank, the term “Superintendency” refers to the Superintendencia de Entidades Financieras y Cambiarias or the Superintendency of Financial and Exchange Entities, the term “CNV” refers to the Comisión Nacional de Valores, or the Argentine Securities Commission, the term “UIF” refers to the Unidad de Información Financiera or Financial Information Unit, the term “BYMA” refers to Bolsas y Mercados Argentinos S.A., or the Buenos Aires Stock Exchange, the term “A3 Mercados” refers to A3 Mercados S.A. (formerly Mercado Abierto Electrónico S.A., known as “MAE”), the term “NYSE” refers to the New York Stock Exchange, the term “IGJ” refers to the Inspección General de Justicia, or Public Registry of Buenos Aires and the term “ANSES” refers to the Administración Nacional de la Seguridad Social or National Social Security Agency. The term “SMEs” refers to Pequeñas y Medianas Empresas or small- and medium-sized companies. The term “ARCA” refers to the Agencia de Recaudación y Control Aduanero or Customs Collection and Enforcement Agency (formerly Administración Federal de Ingresos Públicos or “AFIP”).

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

Our consolidated financial statements as of December 31, 2025, and the corresponding figures for the previous fiscal years have been restated for the changes in the general purchasing power of our functional currency (Pesos) as established by IAS 29. As a result, those consolidated financial statements are stated in terms of the current measuring unit at the end of the reporting period (December 31, 2025), except otherwise indicated. The inflation rate was 31.5%, 117.8% and 211.4% for the fiscal years ended on December 31, 2025, 2024 and 2023, respectively.

Solely for the convenience of the reader, the reference exchange rate for U.S. dollars as of December 31, 2025, as reported by the Central Bank was Ps.1,459.42 to U.S.$1.00.

The accompanying consolidated financial statements include our financial statements, as of December 31, 2025, and of the following controlled entities:

•	Macro Securities S.A.U. (“Macro Securities”);

•	Macro Fiducia S.A.U. (“Macro Fiducia”);

•	Macro Fondos S.G.F.C.I. S.A. (“Macro Fondos”);

•	Macro Bank Limited;

•	Macro Agro S.A.U.;

•	Argenpay S.A.U.;

•	Fintech S.G.R.; and

•	Alianza S.G.R. (consolidated since January 2025, as we acquired control in that month)

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

•

developments in other countries, such as the conflict between Russia and Ukraine, between Israel, Hamas and Iran, and the tensions between China and Taiwan, supply chain disruptions, changes in monetary policies in the United States and Europe, and the slowdown in the economic activities in China, that impact conditions in Argentina;

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

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk factors

You should carefully consider the risks described below with all of the other information included in this annual report before deciding whether to invest in our Class B shares or our ADSs. If any of the following risks actually occurs, it may materially harm our business, financial condition, and results of operations. As a result, the market price of our Class B shares and/or our ADSs could decline, and you could lose part or all of your investment.

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

Summary Risk Factors

Below is a summary of the principal risks and uncertainties we face, organized under relevant headings. These risks are discussed more fully below.

Risks related to Argentina include:

We are subject to the following risks in respect of Argentina:

•	the Argentine economy could be adversely affected by the economic, social and political measures adopted by the Argentine government;

•	the Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high inflation, and currency devaluation;

•	the Argentine economy could be adversely affected by economic, political and geopolitical developments in other countries;

•	Argentina’s ability to obtain financing from international loan and capital markets may be limited or costly, which may impair its ability to implement reforms and foster economic growth;

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

•

an increase in maturity mismatches between funding sources and loan portfolios, together with tightening monetary conditions, may adversely affect liquidity conditions in the Argentine financial system;

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

•	enforcement of creditors’ rights in Argentina may be limited, costly and lengthy; and

•	exposure to multiple federal, provincial and/or municipal legislation and regulations could adversely affect financial entities’ results.

Risks related to us

We are subject to the following risks in respect of our business:

•	our target market may be the most adversely affected by economic recessions;

•	significant shareholders have the ability to direct our business, and their interests could conflict with yours;

•	we will continue to consider acquisition opportunities, which may not be successful;

•

our estimates and established reserves for credit risk and potential credit losses may prove to be inaccurate and/or insufficient, which may materially and adversely affect our financial condition and results of operations;

•	changes in market conditions, and any risks associated therewith, could materially and adversely affect our financial condition and results of operations;

•	increased competition and consolidation in the banking system, and a changing business model, could limit our growth or continue to reduce spreads and adversely affect our results of operations;

•	cybersecurity events could negatively affect our reputation, our financial condition and our results of operations;

•	our business is highly dependent on properly functioning information technology systems and improvements to such systems;

•	an increase in fraud or transactions errors may adversely affect us;

•	liquidity issues could arise that may adversely affect our business;

•	we may be exposed to compliance risks; and

•	increased attention to environmental, social and governance (“ESG”) matters may impact our business.

Risks related to our Class B shares and the ADSs

We are subject to the following risks in respect of our Class B shares and the ADSs:

•	holders of our Class B shares and the ADSs may not receive any dividends;

•	holders of our Class B shares and the ADSs located in the United States may not be able to exercise preemptive rights;

•	we are traded on more than one market, which may result in price variations and investors may not be able to easily transfer shares for trading between such markets;

•	our shareholders may be subject to liability for certain votes of their securities;

•	payments on Class B shares or ADSs may be subject to FATCA withholding; and

•	we are organized under the laws of Argentina and holders of the ADSs may find it difficult to enforce civil liabilities against us, our directors, officers and certain experts.

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

As part of these broader changes, the Milei administration implemented major economic policies in 2025 and 2024, including reductions in public subsidies, tariff hikes, and policies aimed at controlling inflation and fiscal deficits. While the current administration has achieved both fiscal and financial surpluses, there is no guarantee that these will be sustained. See “—High public expenditure could result in long lasting adverse consequences for the Argentine economy.”

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

Legislative elections take place every two years, leading to a partial renewal of both chambers of Congress and the next presidential and legislative elections are expected to occur in October 2027. On September 7, 2025, provincial mid-term legislative elections were held in the Province of Buenos Aires. The political party Fuerza Patria obtained 47.3% of the votes, whilst President Milei’s party, La Libertad Avanza, received 33.7% of the votes. Following the election, the international and domestic capital markets responded negatively, resulting in increased volatility in Argentine assets and a decline in equity and bond prices. On October 26, 2025, national mid-term legislative elections were held across Argentina to elect/renew half of the seats in the Chamber of Deputies and one-third of the seats in the Senate. President Milei’s party, La Libertad Avanza, obtained approximately 40.7% of votes for the Chamber of Deputies and approximately 42.0% for the Senate, while the main opposition coalition obtained approximately 31.7% for the Chamber of Deputies and approximately 28.4% for the Senate. Despite the new congressional composition, the outcome of these mid-term elections could result in changes to government policies that may affect our business. However, we cannot predict if or when such changes will occur, nor can we accurately assess their potential impact on our operations.

On March 1, 2026, in his address opening the ordinary session of Congress, President Javier Milei announced his intention to submit a broad package of structural reforms aimed at redesigning the institutional framework of the government. The proposed package reportedly consists of approximately 90 bills across multiple ministries and includes, among other initiatives: (i) amendments to the Civil and Commercial Code, the Civil and Commercial Procedure Code, the Customs Code, and the Criminal Code; and (ii) reforms affecting the tax system, education, the electoral system, the judiciary, and the armed forces. As of the date of this annual report, it is uncertain whether these proposed reforms will be approved and, if approved, their final scope, timing, and impact remain uncertain. The adoption, modification, or rejection of such reforms could have a significant impact on Argentina’s economy, our business, financial condition, and results of operations.

We cannot anticipate the social, political, or economic impact of the measures announced and implemented by the government to date, as well as any future measures, or the effects of the ambitious deregulation framework set forth in Decree 70/2023, the Ley de Bases, and the Fiscal Reform (as defined below). In September 2025, the Argentine Senate approved a bill to restrict the use of Decrees of Necessity and Urgency (DNU), and the Argentine Congress has reinstated certain regulations that were previously vetoed by the Executive Branch, reflecting ongoing tensions between the executive and legislative branches. In December 2025, the Argentine Congress approved the Labor Reform (Law No. 27,802), which introduced significant changes to employment conditions, including new modalities for overtime and vacations, a new regime for delivery app workers, the establishment of the Labor Assistance Fund (FAL), and reductions in employer contributions to promote formal employment. Additionally, the Argentine Congress approved the Tax Reform (Law No. 27,799), which introduced a new regime of fiscal innocence and other tax measures. Since its enactment, the Labor Reform has been subject to a number of judicial challenges brought by labor unions and the General Confederation of Labor (Confederación General del Trabajo, or “CGT”), among others, and Argentine courts have suspended the applicability of 83 articles of the Labor Reform. As of the date of this annual report, the Argentine government has sought to overturn such suspension, including by filing a per saltum appeal directly before the Argentine Supreme Court. Jurisdictional issues have also been raised in connection with these proceedings. We cannot predict the ultimate outcome of these or any future judicial challenges, whether additional claims will be brought, or the extent to which court decisions may affect the implementation or scope of the Labor Reform. These measures could have a material impact on our business, financial condition, and operating results.

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

Furthermore, on June 28, 2024, the Chamber of Deputies of the Argentine Congress passed the Law No. 27,743 (the “Fiscal Reform”), successfully reinstating provisions on income tax and personal assets, previously rejected by the Senate. The Fiscal Reform introduced key tax measures, including a tax regularization regime with partial remission of interest and penalties, an asset disclosure program subject to a progressive special tax, and the repeal of the Tax on the Transfer of Real Estate for transactions before 2018. The law also modifies the simplified tax regime for small taxpayers, mandates VAT transparency in consumer prices, exempts small taxpayers from withholding tax on electronic collections, and increases provincial mining royalties from three to five percent. The Fiscal Reform was enacted and took effect on July 8, 2024.

On the international front, in February 2025, President Milei announced Argentina’s withdrawal from the Paris Agreement and the World Health Organization (WHO). Such actions may adversely affect Argentina’s international standing and relationships with other countries, which could in turn negatively impact the Argentine economy and, consequently, our business, financial condition and results of operations.

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

Argentina’s economy remains vulnerable to external shocks that could be caused by a variety of adverse regional or global developments. This includes global economic instability driven by uncertainty about trade policies, the economic conditions in Argentina’s major trading partners (including Brazil, the European Union, China and the United States), and geopolitical tensions. The geopolitical conflicts, notably the ongoing dispute between Russia and Ukraine and more recently the conflicts between Israel, Iran and Hamas, and the tensions between China and Taiwan, contribute to this instability by causing heightened inflation, supply chain disruptions, interest rate increases, market volatility, and impacts on commodity prices, particularly crude oil and gas as a result of restrictions on shipping through the strait of Hormuz. These conflicts could further slow the global economy and affect the payment capacity of our customers, especially those with exposure to the Russian, Ukrainian, Chinese or Middle East markets.

In October 2023, the Israeli-Palestinian conflict intensified as Hamas, which has controlled the Gaza Strip for over 15 years, infiltrated the militarized border into Israel. This incursion led to swift Israeli military responses, including the declaration of a state of war and the launch of Operation Iron Sword. The Israeli army mobilized to reinforce the borders, encircle the Gaza Strip, and search for Hamas terrorists within Israeli territory. The ongoing conflict between Israel and Hamas has already involved several jurisdictions (given that Israel has been attacked by Iran and by Hezbollah cells across the region), and has extended to the Red Sea, where increasing attacks on international shipping have caused concern due to their potential effect on supply chains and their subsequent economic impact. As of the date of this annual report, the conflict in the Middle East continues, and it is not possible to anticipate what the consequences will be should it continue to escalate to a region-wide conflict.

The imposition of economic sanctions and trade restrictions against Russia by the United States, the European Union, the United Kingdom, and other major economies could intensify further, resulting in raw material shortages, higher inflation levels, and supply chain interruptions. Interruptions in the global supply chain could affect various sectors, particularly energy, and create difficulties in local markets.

In addition, the political, social, and economic situation in the Bolivarian Republic of Venezuela remains unstable. In recent years, Venezuela has experienced high levels of political and social unrest, institutional deterioration, international economic sanctions, restrictions on foreign trade, and a noticeable contraction in economic activity. On January 3, 2026, the United States conducted a joint operation involving the U.S. Department of Justice and the military to apprehend and arrest Nicolás Maduro and his wife and bring them to trial in New York. The operation included airstrikes against certain targets in Venezuela, and President Donald Trump has indicated that the United States will oversee a transition of the Venezuelan government. As of the date of this annual report, it is difficult to predict how the security, political, and economic situation in Venezuela and the region will develop, and further developments, including an escalation of military conflict and the potential for civil and social unrest, could adversely affect and increase volatility in financial and securities markets.

In June 2025, following Israeli strikes on Iranian military infrastructure, the United States launched a major air attack targeting Iran’s nuclear facilities at Fordow, Natanz, and Isfahan. The U.S. strikes caused significant damage and marked a dramatic escalation in U.S.-Iran tensions, raising fears of a wider regional war. On February 28, 2026, the United States and Israel conducted additional air strikes on Iran, and in retaliation Iran fired ballistic missiles at Israel and targeted at least four U.S. military bases in the Persian Gulf. Since that date, intense military actions and bombings by the United States, Israel, and Iran have continued in the Middle East, including reported attacks in other countries such as Iraq, Saudi Arabia, Qatar, and Bahrain. The continuation and further escalation of these conflicts could lead to the involvement of other countries. The Argentine administration has publicly expressed its alignment with the United States and Israel in foreign policy matters, which could expose Argentina to diplomatic or trade repercussions from countries or blocs that oppose these positions.

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

The Argentine economy may also be affected by conditions in developed economies, such as the United States, which are significant trading partners of Argentina or have an influence on international business cycles. In the past, emerging market economies have been affected by changes in U.S. monetary policy, at times resulting in the unwinding of investments and increased volatility in the value of their currencies. In September, October and December 2025, the U.S. Federal Reserve decreased the federal funds rate to 4.25%, 4.00% and 3.75%, respectively. If interest rates rise significantly in developed economies, including the United States, emerging market economies, including Argentina, could find it more difficult and expensive to borrow capital and refinance existing debt, which would negatively affect their economic growth. Reduced growth in Argentina’s trading partners could have a material adverse effect on Argentina’s export markets and, in turn, adversely affect economic growth.

On January 20, 2025, Donald Trump was inaugurated for his second term as President of the United States. Changes in United States trade policies, notably the recent imposition of tariffs on imports from Canada, Mexico, and China, alongside potential international retaliations, present risks to global trade flows. These disruptions may lead to increased operational costs, impacting Argentina’s key international trade partners and, consequently, the Argentine economy. So far, Argentina and other Latin American countries have faced relatively low U.S. tariffs, applied uniformly across the region. Specifically, Argentina’s exports to the United States are now subject to a 10% tariff, up from the previous average of 1.5%. While this provides a comparative advantage over countries facing higher rates, it still results in meaningful additional costs for Argentine exports. The U.S. political environment may be affected by the congressional midterm elections scheduled for November 2026, which will determine control of both chambers of the U.S. Congress for the following legislative term. Depending on the electoral outcome, changes in congressional leadership could affect the scope or implementation of U.S. economic and trade policies, including measures that may influence tariffs, supply chains, or market access for international exporters operating in or trading with the United States. On February 5, 2026, Argentina and the United States signed a bilateral trade and investment agreement intended to reduce tariff and non-tariff barriers and expand investment between the two countries. Although the agreement is expected to facilitate increased trade between the two countries, its implementation, scope and interaction with existing or future tariff and trade measures remain subject to regulatory developments and policy decisions. As of the date of this annual report, the agreement has not been approved by the Argentine Congress.

Additionally, geopolitical shifts stemming from these policies may heighten market instability, affecting Argentina’s economic performance, and, therefore, negatively affect us. Due to unpredictability around future trade policies, uncertainties persist regarding the extent of potential impacts on Argentina’s economy and the our financial condition. These external shocks could pose significant challenges to strategic planning and financial operations.

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

Argentina’s ability to obtain financing from international loan and capital markets may be limited or costly, which may impair its ability to implement reforms and foster economic growth.

The Argentine government has repeatedly faced difficulties in the payment of its sovereign debt in the past. As a result, the Argentine government may not have access to international financing, or its access may be costly, which would limit its ability to make investments and foster economic growth. Additionally, Argentine companies may also have difficulty accessing international financing at reasonable costs or at all.

On March 11, 2025, the Argentine government issued Decree No. 179/25 approving certain public loan transactions described in an agreement with the International Monetary Fund (“IMF”). These loan transactions are expected to be used for the repayment of certain pre-existing obligations, among other purposes. On April 8, 2025, the IMF and the Argentine government reached a new agreement for a total amount of approximately U.S.$20 billion. On April 11, 2025, the IMF approved an initial disbursement of U.S.$12 billion under the new agreement and an additional disbursement of U.S.$2 billion, which was made in July 2025. The new IMF agreement has a ten-year maturity period, a four-and-a-half-year grace period and an annual interest rate of 5.63% per annum.

On April 11, 2025, the World Bank and the Inter-American Development Bank (the “IDB”) approved the granting of financial assistance to Argentina under multi-year programs in the amount of U.S.$12 billion and U.S.$10 billion, respectively. On July 24, 2025, the IDB approved two loans totaling U.S.$1.2 billion to strengthen fiscal sustainability, improve the business climate and boost competitiveness under its 2025–2028 country strategy. These loans form part of the U.S.$10 billion financing package to be provided by the IDB to Argentina’s public and private sectors over the next three years. On December 19, 2025, the World Bank approved additional financing of U.S.$300 million aimed at strengthening institutional capacity to optimize the targeting of gas subsidies. This loan bears interest at a variable rate and is repayable over 32 years following a seven-year grace period.

In September 2025, the Argentine government and the U.S. Treasury announced a framework for a bilateral currency swap line of up to approximately U.S.$20 billion, under which the Central Bank may draw U.S. dollars in exchange for Pesos. The agreement aims to support macroeconomic stability, preserve price stability and promote sustainable economic growth, and is expected to expand the Central Bank’s monetary and exchange policy toolkit and strengthen the liquidity of its international reserves. As of the date of this annual report, the Argentine government has reportedly activated a small portion (approximately U.S.$2.5 billion) of this line, which was fully repaid on January 9, 2026. Although this swap line may help Argentina mitigate pressure on its foreign currency reserves in the short term, the full conditions—including the interest rate, maturity, collateral terms, and the timing and volume of future draws—have not been fully disclosed.

Following the October 2025 legislative elections, Argentine financial markets reacted positively, including an appreciation of the Peso against the U.S. dollar, increases in Argentine sovereign bond prices, and gains in equity indices. In early December 2025, Argentina regained access to mid and long-term U.S. dollar-denominated financing in local capital markets after several years.

During 2026, Argentina will have significant debt maturities, of which approximately U.S.$20 billion will be denominated in foreign currency. Without renewed access to the financial markets, the Argentine government may not have the financial resources to drive growth.

In addition, due to past or potential future defaults on its indebtedness, and despite recent developments, we cannot assure you that Argentina will have access to international financing in the future on reasonable terms, or at all. If Argentina is not able to access financing, it may not be able to foster economic growth or make necessary public investments. As a result, we cannot assure you that private companies in Argentina, including us, will have access to financing on reasonable terms, or at all, which could adversely affect our business, financial condition and results of operations.

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

Litigation, as well as ICSID claims against the Argentine government, have resulted in material judgments and may result in further material judgments, and could result in attachment of or injunctions relating to assets of Argentina that the government intended for other uses. As of the date of this annual report, there are seven ongoing ICSID claims totaling approximately U.S.$1,170 million, and any future material decisions or payments could further strain Argentina´s financial resources. As a consequence, the Argentine government may not have all the necessary financial resources to honor its obligations, implement reforms and foster growth, which could have a material adverse effect on Argentina´s economy, and consequently, our business, financial condition and results of operations.

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

In a decision rendered on March 31, 2023, the District Court granted YPF’s summary judgment motion and denied plaintiffs’ summary judgment motion as to YPF in its entirety. The District Court decided that YPF has no contractual liability and owes no damages to plaintiffs for breach of contract and, accordingly, dismissed plaintiffs’ claims against YPF. The District Court denied Argentina’s motion for summary judgment, and the proceeding continued between plaintiffs and Argentina. On September 15, 2023, a final judgement against Argentina was rendered, in which the District Court ordered that the plaintiffs shall recover on their claim for breach of contract from Argentina approximately U.S.$16 billion and, in accordance with the decision rendered on March 31, 2023, decided to dismiss plaintiffs’ claims against YPF. The plaintiffs then asked the District Court to order Argentina to deposit a guarantee equivalent to the full amount of the ruling with the court. Argentina asked for an extension to deposit such guarantees which was denied by the District Court. Additionally, Argentina is filling for an appeal of the final ruling. On October 18, 2023, the plaintiffs appealed the District Court’s final judgment.

On February 22, 2024, the Argentine Government filed before the Second Circuit Court of Appeals in New York its arguments to initiate the appeal. The two main axes of the strategy, according to the brief, are aimed at challenging the fact that the case is being heard in the New York court, and at reviewing the millionaire amount of the indemnity established in the first instance ruling. On March 25, 2024, the plaintiffs filed reply to the appeal made by the Argentine government on February 22, 2024, challenging the decision that absolved YPF of any liability for the re-expropriation, thereby reintroducing YPF into the legal proceedings. The oral argument regarding the appeal against the final judgment was held on October 29, 2025 and, in early 2026, the Second Circuit Court of Appeals ruled in favor of Argentina, overturning the U.S.$16 billion judgment, finding that the shareholders’ claims are not cognizable as a matter of Argentine law. The Court’s ruling is still subject to an appeal to the United States Supreme Court.

In November 2024, Burford Capital, the primary financier of the lawsuit, indicated its willingness to accept Argentine bonds as a form of payment instead of a cash settlement. Additionally, the U.S. Department of Justice considered intervening in the case, evaluating the possibility of submitting a statement of interest due to concerns about legal precedents that could impact U.S. companies.

In the context of enforcement actions, Judge Loretta Preska ordered Argentina to provide detailed information regarding its gold reserves and other state assets. This order was issued in response to requests from the plaintiffs, who seek to identify attachable assets to enforce the U.S.$16 billion ruling in their favor. In January 2025, Argentina agreed to disclose the requested information about its gold reserves by February 28, 2025, following the schedule established by Judge Preska.

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

On June 30, 2025, the District Court granted the plaintiffs’ turnover motion and ordered Argentina to (i) transfer its Class D shares of YPF to a global custody account at The Bank of New York Mellon in New York within 14 days, and (ii) instruct the subsequent transfer of such shares to the plaintiffs. In related proceedings brought by Bainbridge Fund Ltd., the Court issued a similar order with respect to Class A and Class D shares of YPF.

Argentina filed appeals against such turnover orders and requested a stay of execution. On July 15, 2025, the Court of Appeals granted a temporary administrative stay and, in August 2025, granted a stay of execution pending resolution of the appeal.

Additionally, in July 2025 the District Court lifted the stay on discovery proceedings related to alter ego allegations, including aspects concerning YPF. In September and November 2025, additional rulings were issued regarding YPF’s procedural participation, which were appealed by YPF.

On March 27, 2026, the U.S. Court of Appeals for the Second Circuit reversed the District Court’s judgment against Argentina, holding that the plaintiffs’ breach of contract claims are not cognizable as a matter of Argentine law. The reversal effectively rendered moot the enforcement and turnover orders previously issued by the District Court. As of the date of this annual report, the plaintiffs may seek rehearing en banc before the Second Circuit or petition the U.S. Supreme Court for certiorari, and have also indicated that they may pursue investment treaty arbitration against Argentina before ICSID.

We cannot assure you that no new litigation will be filed against Argentina, nor that any such new cases will not affect Argentina’s economy and our business.

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

On April 11, 2025, the Argentine government announced measures to loosen regulations concerning access to the foreign exchange market. These measures include: (i) the establishment of floating bands for the dollar exchange rate, allowing it to fluctuate between Ps.1,000 and Ps.1,400, with limits expanding at a rate of 1% per month; (ii) the elimination of the Export Increase Program which previously required 80% of exports to settle through the foreign exchange market and 20% through the financial market (also known as “Dollar Blend”); (iii) the elimination of foreign exchange restrictions for individuals, including the monthly U.S.$200 limit and restrictions on those who received pandemic-era government assistance, subsidies, public employment, or similar measures, as well as cross-restrictions under Communication “A” 7340. On December 15, 2025, the Central Bank announced a new monetary policy phase effective January 1, 2026, maintaining this regime and adjusting the bands on a monthly basis based on the latest monthly official inflation figure to mitigate episodes of excessive volatility while allowing the exchange rate to fluctuate within the bands according to market conditions. In this context, and as part of the authorities’ objective of accumulating international reserves, the Central Bank purchased approximately U.S.$4.5 billion in foreign currency in the first months of 2026; however, we cannot assure that such purchases will continue at a similar pace. Additionally, the ARCA will remove the current tax perception on foreign currency acquisitions in the exchange market, remaining only on tourism and credit card payments; (iv) the authorization of profit distribution to foreign shareholders of Argentine companies, starting with financial years beginning in 2025; (v) the easing of deadlines for foreign trade operations payment, including (a) goods imports may be paid upon customs entry registration (previously 30 days); (b) imports of goods by SMEs companies may be paid from the origin dispatch (previously 30 days post customs entry registration); (c) service imports may be paid from the service provision date (previously 30 days); (d) capital goods imports may be paid with a 30% advance, 50% post port dispatch, and 20% after customs entry (previously 20% advance for SMEs); and (e) imports of services between related companies may be paid 90 days post service provision (previously 180 days); and (vi) a one-time removal of the 90-day restriction in Communication “A” 7340 for legal entities, to enhance operational efficiency in the foreign exchange market.

Despite measures implemented by the Milei administration aimed at easing certain foreign exchange restrictions, no comprehensive plan or definitive timeline for the full lifting of foreign exchange controls has been disclosed. Moreover, there can be no assurance that the Argentine government and/or the BCRA will not maintain, modify or impose new foreign exchange restrictions in the near future; therefore, there is no certainty as to if, when, or to what extent such restrictions may be further eased or lifted. Given the unpredictable nature of political and economic events, it is not feasible to ensure that stricter exchange controls and transfer restrictions than those currently in effect will not be imposed. In the event of a period of crisis and political, economic, and social instability in Argentina, resulting in a significant economic contraction, the current administration may fundamentally change its economic, exchange and financial policies. These changes may be implemented with the aim of preserving the balance of payments, Central Bank foreign exchange reserves, preventing capital flight, or a significant depreciation of the Peso. Potential changes include the mandatory conversion of obligations assumed by legal entities residing in Argentina in U.S. Dollars to Pesos. The implementation of such restrictive measures, in addition to external factors that are beyond our control, may have a significant impact on our results of operations and financial condition.

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

As of late 2024, the situation in Argentina has shown some improvement, following significant devaluations in recent years, including 21.7% in 2024 and 78.1% in 2023. The Peso has begun to stabilize relative to the U.S. dollars, with the exchange rate standing at Ps. 1,459.41 per U.S. dollars as of December 31, 2025 (Reference Exchange Rate as reported by the Central Bank, pursuant to Communication “A” 3500). This represents a slight appreciation compared to the same period the previous year and indicates relative stability. Furthermore, the reduction in the exchange rate gap, such as between the official rate and the blue-chip-swap U.S. dollar rate, reflects this stability. The Central Bank initially announced a 2% monthly devaluation guideline for the rest of 2024, transitioning to a 1% pace as of February 1, 2025. On April 11, 2025, the Argentine government announced measures to loosen regulations concerning access to the foreign exchange market, including the establishment of floating bands for the dollar exchange rate, allowing it to fluctuate between Ps.1,000 and Ps.1,400, with limits expanding at a rate of 1% per month. On December 15, 2025, the Central Bank announced a new monetary policy phase effective January 1, 2026, maintaining this regime and adjusting the bands on a monthly basis based on the latest monthly official inflation figure to mitigate episodes of excessive volatility while allowing the exchange rate to fluctuate within the bands according to market conditions. As of the date of this annual report, the official exchange rate is Ps.1,360.03 per U.S. dollar and the gap between the official exchange rate and the blue-chip-swap exchange rate is approximately 2%. Despite these developments, there remains a risk that the Peso’s depreciation could recur, affecting competitiveness and economic sectors positively impacted by the real depreciation.

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

In the past, inflation has materially undermined the economy and Argentina’s ability to create conditions conducive to growth. High inflation may also weaken Argentina’s competitiveness abroad and lead to a decline in private consumption which, in turn, could also affect employment levels, wages and interest rates. In addition, a high inflation rate could undermine confidence in Argentina’s financial system, reducing the Peso deposit base and negatively affecting long-term credit markets. Javier Milei assumed office in December 2023 with the mandate to stabilize Argentina’s economy by eliminating inflation, reducing the state’s role, and deregulating the economy for global integration. In the months leading up to his swearing in, inflation had already been accelerating significantly, reaching a monthly rate of 12.8% in November 2023. Following his inauguration, inflation surged further, reaching 25.5% in December and 20.6% in January 2024. The annual inflation rate for 2023 stood at 211.4%, the highest since the country recovered from hyperinflation in the early 1990s. Inflation began to decelerate throughout 2024, driven by a sharp economic contraction, a stabilized exchange rate, and sustained fiscal surpluses, closing the year at 117.8% annually—nearly half the rate recorded in 2023. This downward trend continued into 2025; in December 2025, INDEC registered a monthly CPI of 2.8%, with a year-over-year rate of 31.5%, marking a sustained decline from the highs observed in early 2024. The CPI published by the INDEC for the months of January and February 2026 was 2.9%. On March 5, 2026, the Central Bank announced that the new inflation estimate for 2026 is 26.1% pursuant to its survey of market expectations (Relevamiento de Expectativas de Mercado).

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

By the end of 2023, Argentina’s economy faced severe imbalances, with a primary deficit of 2.7% of GDP and a total deficit of 6.1% of GDP. This was driven by a sharp increase in public spending during the electoral campaign between August and November 2023, along with a decline in tax revenues due to decrease in exports and economic activity.

Javier Milei assumed office on December10, 2023 with the mandate to stabilize the economy, eliminate inflation, and reduce the role of the State. His administration focused on fiscal adjustment through cuts in public works, transfers to provinces, and funding for national universities, while also beginning to phase out subsidies for energy and transportation. These measures enabled the government to transition from a deficit in 2023 to a primary surplus of 1.9% of GDP in 2024, with a total fiscal surplus of 0.3% of GDP—the first positive balance since 2008. In December, the National Public Sector (NPS) recorded a financial result of $1,557,305 million, comprising a primary surplus of $1,301,046 million and intra-public sector interest payments of $256,260 million, a lower nominal result than in December 2023. Additionally, in 2024, Argentina recorded its highest trade surplus in two decades and maintained a primary surplus from January through November 2024. After recording a primary deficit in December 2024, Argentina had an aggregate primary surplus throughout 2024.

In 2025, for the second consecutive year, Argentina had an accumulated financial surplus. The financial surplus amounted to approximately 0.2% of GDP (Ps.1,453,819 million), resulting from a primary surplus of approximately 1.4% of GDP (Ps.11,769,219 million), offset by interest payments on public debt, net of intra-public sector payments, of Ps.10,315,400 million.

We cannot assure that the government will not seek to finance potential future fiscal deficits by relying on available liquidity in local financial institutions. In that case, government initiatives that increase the exposure of local financial institutions to the public sector could affect our liquidity and assets quality and have a negative effect on clients’ confidence in the financial system.

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

According to the Corruption Perceptions Index published on February 11, 2025, by Transparency Corruption, Argentina dropped one position in relation to 2023 and finished as the 99th country out of 180 countries with the most corruption perception. In addition, as of the date of this annual report, Argentina has been invited to join the Organisation for Economic Cooperation and Development (OECD). However, if the country is not able to carry out the reforms and assume the commitments required by this organization, its membership could be rejected. A lack of a solid institutional framework has been identified as, and continues to be, a significant problem for Argentina. Failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment, and consequently, may negatively affect our business, financial condition and results of operations.

Moreover, on April 8, 2024, the opposition in the Chamber of Deputies approved the establishment of a commission to investigate the alleged fraud involving the $LIBRA cryptocurrency. The controversy began on February 14, 2025, when President Milei publicly endorsed the cryptocurrency shortly after its creation. This endorsement led to a rapid surge in $LIBRA’s value, attracting approximately 40,000 investors. Subsequently, the cryptocurrency’s value collapsed when wallets linked to project insiders sold off an estimated U.S.$107 million worth of tokens, resulting in significant financial losses for investors. The parliamentary commission concluded its work in November 2025, approving a final report that attributed political responsibility for the episode to President Milei and his sister, Presidential Chief-of-Staff Karina Milei, and characterized the promotion as a potential fraud. The situation continues to prompt legal investigations in multiple jurisdictions and has intensified political pressure on President Milei and his administration. As of the date of this annual report, the criminal investigation is ongoing, and an Interpol Red Notice has been requested for $LIBRA co-creator Hayden Davis. On March 16, 2026, a new ad hoc parliamentary commission was formed to examine the latest judicial developments; such commission operates exclusively within the Chamber of Deputies and does not require Senate approval.

We cannot predict the outcome of the parliamentary investigation into the $LIBRA cryptocurrency controversy nor the effects it may have on Argentina’s institutional credibility, and the outcome of such investigation could adversely affect Argentina’s economy and financial condition.

An outbreak of a new pandemic may have material adverse consequences on the Argentine economy.

An outbreak of a pandemic, disease or similar public health threat, such as COVID-19, which had material adverse consequences for the global economic, financial, and business conditions, could materially and adversely affect the Argentine economy, and our business, financial condition and results of operations.

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

We cannot predict or estimate the future negative impact that a new pandemic may have on the Argentine economy and our business, results of operations, and financial condition, as such outcomes would depend on events beyond our control, including the intensity and duration of the pandemic and the measures taken by different governments, including the Argentine government, in order to contain the pandemic and/or mitigate its economic impact. It is also important to note that in February 2025, Argentina formally withdrew from the World Health Organization (WHO), a factor that may influence its public health response and international relations.

Climate change-related risks may adversely affect Argentina’s economy.

There is an increasing concern in Argentina and the world over the risks of climate change and related environmental sustainability matters.

Argentina has experienced relevant environmental disruptions, such as droughts, the historic drop in the Paraná River (the country’s main tributary), and a large number of wildfire outbreaks in multiple provinces. Furthermore, floods in Buenos Aires have caused significant material and economic damage, impacting both communities and productive sectors. These environmental disruptions have had, and will continue to have, a considerable impact on agriculture, with notable decreases in harvests and cuts in projected results. In addition, adverse weather conditions have directly affected the agricultural sector, which represents a significant portion of Argentina’s export revenues.

On average, precipitation levels have been about 20% below the 30-year mean. The drought, which began in 2020 with the onset of the La Niña phenomenon, persisted until October 2023, leading to a deficit in annual accumulated rainfall. However, by the spring of 2024, the country saw a significant recovery in precipitation levels, largely overcoming the water deficit from the dry winter months.

Despite strong recent harvests, including record-level production of approximately 137.5 million metric tons of grain in the 2024/25 season, agricultural operations face material risks from pest infestations, particularly the “chicharrita del maíz” (Dalbulus maidis) which causes significant yield losses in corn crops, as well as the inherent uncertainty of climatic condicitions, as favorable moisture levels necessary to sustain productive recovery may not persist.

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

The proportion of long-term credit lines, such as mortgage loans, is low and long-term loan originations were significantly reduced in 2023, as a result of high interest rates and the difficult financial and macroeconomic backdrop. While lower inflation, exchange rate stability, and improvements in key economic indicators drove a significant increase in long-term credit lines—both in U.S. dollars and Pesos—during 2024 and 2025, uncertainty regarding the Argentine government’s ability to reduce inflation has previously had, and could continue to have, a material impact on both the supply and demand for long-term financing.

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

If longer-term financial intermediation activity does not increase, the ability of financial institutions, including us, to generate profits will be negatively affected.

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

The Argentine financial system’s growth depends heavily on deposit levels, due to the small size of its capital market and the absence of foreign investments in previous years. In recent years, access by local financial institutions—including us—to international financial markets has begun to improve as evidenced by several international debt securities issuances carried out since 2024. However, there remains uncertainty as to whether this access will be sustained and whether favorable funding conditions in international markets will continue in the coming years.

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

An increase in maturity mismatches between funding sources and loan portfolios, together with tightening monetary conditions, may adversely affect liquidity conditions in the Argentine financial system.

During December 31 2025, private sector credit in Argentina relative to its GDP increased to 21.1%, compared to 19.3% during December 31, 2024 in accordance with data published by the Central Bank. The expansion of new credit within the Argentine financial system depends on sustained deposit levels. The short-term nature of the Argentine financial system’s deposit base could lead to a reduction in liquidity levels due to the mismatch between the maturities of funding sources and those of the loan portfolio. Although current liquidity indicators remain adequate, the recent tightening of monetary conditions, including the elimination of Letras Fiscales de Liquidez (“LEFI”) instruments and the increase in reserve requirements, could exacerbate liquidity risks in the event of deposit withdrawals or shifts in market sentiment.

There can be no assurance that liquidity levels will not deteriorate in the future due to adverse economic conditions. In the medium term, the growth of credit will continue to depend mainly on the rise in deposit levels. If Argentine financial institutions, including us, are unable to access adequate sources of medium- and long-term funding or are required to pay high costs to obtain such funding, their capacity, as well as ours, to broaden their loan portfolios may be negatively impacted.

The asset quality of financial institutions could deteriorate if the Argentine private sector is affected by economic events in Argentina or international macroeconomic conditions.

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

In 2024, the global economy benefited from more flexible monetary policies adopted by major central banks, which helped sustain economic growth as inflation gradually declined. The IMF and other multilateral organizations expect most countries to maintain stable growth, with inflation becoming a lesser concern. During 2025, inflationary pressures continued to decline, driven primarily by a weakening of global demand. At the same time, 2025 was marked by extreme uncertainty in global trade caused by the aggressive tariff policy of the United States. Tensions with China escalated into an unprecedented tariff war. This dynamic not only affected the major powers but also forced emerging economies to recalibrate their export strategies in the face of a world with higher trade barriers and constantly shifting rules of engagement. On the geopolitical front, 2025 was characterized by the persistence of conflicts that continue to strain global stability and markets, particularly commodity markets.

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

Following the significant fiscal and exchange rate adjustment in 2024, the Argentine economy entered a recovery path that was sustained during the first months of 2025. However, a combination of decisions and developments on both the political front and in monetary and exchange rate policy introduced a degree of uncertainty that ultimately affected the pace of economic recovery during the second and third quarters of the year. In a context of increased lending to the private sector, the deceleration of inflation, coupled with stagnant wages and rising interest rates, led to an increase in portfolio delinquency throughout 2025.

Throughout 2025, portfolio delinquency for the financial system increased steadily, reaching a level of 5.5%, well above the 1.5% recorded at year-end 2024. The non-performing loan ratio for individuals in the private sector reached 10.6%, a performance primarily explained by personal loans and pledge-secured credit lines. In the case of corporate lending, the non-performing loan ratio rose to 2.5%, a variation driven by companies engaged in trade and primary production.

We cannot assure that the economic situation and the international context will be favorable and that private sector debtors will improve their ability to pay. Despite the current quality of our portfolio, we may not be successful in recovering substantial portions of outstanding loans. If Argentina’s economic recovery slows or the financial condition of the private sector deteriorates, the financial system, including us, could experience an increase in the incidence of non-performing loans. Although the agreement reached by Argentina and the IMF in April 2025 has significantly reduced uncertainty about short-term macroeconomic policies, the external situation remains fragile. Against the backdrop of high inflation in recent years, tighter import restrictions, low international reserves, and severely limited fiscal space, risks remain elevated and will continue to weigh on investment and private consumption.

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

The Argentine government has historically exercised significant influence over the economy and the financial system. Financial institutions, in particular, have operated in a highly regulated environment. We are actively supervised by the Central Bank, the CNV and the UIF, among other agencies. We may be subject to sanctions if the Central Bank detects non-compliance with regulations applicable to financial institutions. The CNV, in turn, has the power to supervise compliance regarding market operations, as well as to make recommendations and instruct best practices in the area of securities trading or corporate governance regulations. Finally, the UIF regulates matters related to money laundering and has the power to supervise regulatory compliance by obligated entities. Although the Milei administration has initiated a process of flexibilization—either by replacing existing regulations with new provisions or, in some cases, through the deregulation of certain aspects of the financial sector (such as the elimination of minimum rates for time deposits implemented in March 2024, or the relaxation of the ability to provide financing in U.S. dollars to certain entities in accordance with Communication “A” 8202)—a significant number of regulations remain fully in force. For more information, see “Item 4.B. Business Overview—Argentine Banking Regulation.”

For example, in July 2025, the Central Bank implemented a series of monetary and regulatory measures intended to strengthen its monetary policy framework, reduce excess liquidity within the financial system, control the exchange rates, and promote price stability. As part of these measures, the Central Bank announced the discontinuation of LEFI, short-term liquidity absorption instruments previously used to manage system-wide Peso liquidity. The phase-out of the LEFI program was completed during the third quarter of 2025, representing a structural shift in the Central Banks liquidity management operations. Combined with higher reserve requirements and increases in policy and market interest rates, this measure resulted in a significant contraction of financial system liquidity. These actions increased short-term funding costs, reduced the availability of lendable funds, and may lead to greater volatility in interbank and deposit rates.

We have no control over governmental regulations or laws governing all aspects of our operations, including: minimum capital requirements; minimum cash reserve requirements; requirements on fixed-rate asset investments; limits on lending capacity and other credit restrictions, including mandatory allocations; limits and other restrictions on fees; reduced time for financial institutions to deposit the amount of credit card sales into appropriate merchant accounts; limits on the amount of interest a bank may charge or pay, or on the period for capitalizing interest; accounting and statistical requirements; restrictions on dividends; limits or restrictions on foreign exchange; limits on market share; reporting or control regimes as agents or regulated entities; and changes in the deposit insurance regime. Further, any insolvency proceeding against financial institutions would be subject to the powers and intervention of the Central Bank, which may limit remedies otherwise available and extend the duration of the proceedings.

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

We cannot predict whether the current administration will continue with the described process of flexibilization, and, if so, how changes to the existing regulations might affect us, our activities and operations. Furthermore, current or future legislation and regulations could require us to incur significant expenses in order to prevent a substantial adverse impact on our consolidated operations.

Certain changes to services and commissions charged by financial entities on debit and credit card sales may affect Argentine financial institutions.

Financial institutions receive income from the commissions they charge merchants on debit and credit card transactions. A change in applicable law that imposes or alters the limits on the fees that merchants may be charged may adversely reduce revenues of the Argentine financial institutions. In March 2017, the Central Bank reduced credit and debit card fees on a gradual annual plan. In June 2022, the Central Bank issued Communication “A” 7533, establishing that sales commission fees must not exceed 0.60% for debit card and 1.30% for credit card. These percentages were reinstated through Central Bank Communication “A” 7919.

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

Furthermore, the rules that govern the credit card business provide for variable caps on the rates and fees that financial entities may charge to clients, and enable courts to decrease the interest rates and fees agreed upon by the parties if they are deemed excessively high. The maintenance of limits imposed by the Central Bank and any further reduction in credit and debit card sales commissions could adversely affect our profitability, results of operation and financial condition.

A change in the applicable law or court decisions lowering the cap on interest rates and fees would reduce the Bank’s revenues, which could negatively affect our consolidated results.

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

Argentine financial institutions, including us, continue to have significant exposure to public sector debt, and its repayment or refinancing capacity, which in periods of uncertainty could negatively affect their results of operations.

To some extent, the value of the assets held by Argentine financial institutions, as well as their income generation capacity, is dependent on the public sector’s creditworthiness, which is in turn dependent on the Argentine government’s ability to promote sustainable long-term economic growth, generate tax revenues and control public spending.

Argentine financial institutions usually hold public sector debt issued by the Argentine, provincial and municipal governments, and securities issued by the Central Bank as part of their portfolios. During 2025, the exposure by Argentine financial institutions to public sector debt continued decreasing, transferring a significant portion of such credit to the private sector. As a result, the real balance of credit to the private sector accumulated an increase of 36.7% as of December 31, 2025 compared to 2024.

As of December 31, 2024, the exposure of the financial institutions to the public sector represented 35.8% of their total assets. During 2025, this exposure decreased to 26%, driven by increased private credit activity. In the second half of the year, banks began unwinding their LEFIS positions to obtain liquidity for loans, which strengthened the role of credit to the private sector.

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

This target market is particularly vulnerable to economic recessions and, in the event of a recession, growth in our target market may slow and consequently adversely affect our business. The Argentine economy as a whole, and our target market in particular, has not stabilized enough for us to be certain that demand will continue to grow. Therefore, we cannot assure you that our business strategy will ultimately be successful without undue delay or at all.

Significant shareholders have the ability to direct our business, and their interests could conflict with yours.

As of December 31, 2025, our significant shareholders, Banco de Servicios y Transacciones S.A., as trustee of the Guarantee Trust JHB BMA and Delfín Jorge Ezequiel Carballo, directly or beneficially owned 5,995,996 Class A shares and 104,473,881 Class B shares, and 4,901,415 Class A shares and 118,326,495 Class B shares, respectively. Following Mr. Brito’s death in November 2020, the transfer of the shares remained subject to approval by the Central Bank. The Central Bank approved the transfer of the shares to the Guarantee Trust JHB BMA in September 2023. The Guarantee Trust JHB BMA’s beneficiaries are Mr. Jorge Horacio Brito’s heirs. Guarantee Trust JHB BMA’s decisions are made by the trustee, based on instructions provided by a majority of Mr. Jorge Horacio Brito’s children.

Although there is no agreement among our significant shareholders, if voting together, they could control all decisions made by shareholders with respect to us. They may, without the vote of the remaining shareholders, elect a majority of our directors, effect or prevent a merger, sale of assets or other business acquisition or disposition, cause us to issue additional equity securities, effect a related party transaction and determine the timing and amounts of dividends, if any.

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

In this regard, on November 3, 2023, we acquired shares of: (i) Banco Itaú Argentina S.A., which represented 100% of its capital and votes; (ii) Itaú Asset Management S.A. and Itaú Valores S.A., which represented 13% of the share capital and votes of each of these companies (since Banco Itaú Argentina S.A. held the remaining 87% of the share capital and votes of these companies, we indirectly acquired 100% of their capital and votes, by virtue of the transfer detailed in (i)). On November 14, 2024, the merger between us and Banco BMA S.A.U. (formerly Banco Itaú Argentina S.A.) was completed. On September 11, 2025, the merger between Macro Securities and BMA Valores SA. (formerly Itaú Valores S.A.) was completed and on September 29, 2025, the merger between Macro Fondos and BMA Asset Management S.A. (formerly Itaú Asset Management S.A.) was also completed.

Furthermore, as part of our strategy to expand into the digital ecosystem, we entered into a share purchase agreement to acquire, directly and indirectly, 100% of the capital stock and voting rights of Banco Sáenz S.A. The purchase price to be paid at closing consists of (i) an amount in Pesos equivalent to the net equity of Banco Sáenz S.A., to be determined prior to closing, plus (ii) U.S.$2,000,000, subject to potential price adjustments as provided in the purchase agreement. This transaction is complementary to our recent entry into Personal Pay—the digital wallet developed by Telecom Argentina S.A.—and is intended to position Banco Sáenz S.A. as a banking platform oriented toward supporting the growth of digital financial solutions, while maintaining a differentiated operation that enables agility and flexibility. The closing of this transaction remains subject to the approval of the Central Bank. Until such approval is obtained, Banco Sáenz S.A. will continue to operate as an independent entity, and the transaction will not result in immediate changes for Personal Pay users.

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

As of December 31, 2023, our management elected to establish an expert judgment-based provision of Ps.31,448.5 million, based on the estimated impact of the economic policy shift proposed by the new National Government authorities who took office on December 10, 2023. It is worth noting that no further adjustments were made at the close of 2024 or 2025.

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

We are directly and indirectly affected by changes in market conditions, market risk, or the risk that the values of assets and liabilities or revenues will be adversely affected by variations in market conditions, is inherent to the products and instruments associated with our operations, including loans, deposits, securities, bonds, long-term debt and short-term borrowings. Changes in market conditions that may affect our financial condition and results of operations include fluctuations in interest and currency exchange rates, securities prices, changes in the implied volatility of interest rates and foreign exchange rates, among others. For more information, see “Risks related to Argentina—The Argentine economy could be adversely affected by economic, political and geopolitical developments in other countries.”

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

The adoption of new technologies such as artificial intelligence (“AI”), cloud computing, big data analysis, cryptocurrencies, and alternative payment systems could erode our business or require substantial investments to adapt our products and services. The shift towards mobile and online banking models may necessitate changes in our commercial banking strategy, including closing or selling branches and reducing staff, resulting in significant expenses as a result of severance payments.

Competitors, including nonbank financial institutions and fintechs, are increasingly deploying AI-driven tools to enhance credit scoring, customer service, fraud detection, and product personalization, which may intensify competitive pressure on our market position.

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

In March 2023 the Central Bank, issued Communication “A” 7724 that seeks to prevent and combat the increasingly frequent frauds against banking customers. This regulation requires banks to improve their policies, procedures and controls in order to obtain more accurate results in risk assessments and improve the mitigation of their information and technology risks. The issued standards indicate that it is essential to define and implement an information technology and security risk management framework as part of our risk management and that this requires time, extensive training and commitment from senior management and the Board of Directors. Effective October 2023, this regulation contributes to mitigate the specific risks already mentioned and also to reduce and mitigate the entity’s reputational risk through cyber resilience, security incident management and integration with integrated risk management policies.

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

We believe our contingency plans are adequate to timely restore operations. However, such contingency plans in place may not be sufficient to cover liabilities associated with any such events and, therefore, applicable insurance coverage may be inadequate, preventing us from receiving full compensation for the losses sustained as a result of such a disruption. Although we intend to continue implementing security technology devices and establishing operational procedures to prevent such damage, we cannot assure you that all of our systems are entirely free from vulnerability and that these security measures will be successful. If any of these events occur, it could damage our reputation, entail serious costs and affect our transactions, as well as our results of operations and financial condition.

Our own use of AI-based models and automated decision-making systems in credit origination, risk management, and internal operations is subject to risks of model error, bias, and inadequate validation, any of which could result in flawed outputs, regulatory scrutiny, or financial losses. In addition, AI systems rely on the processing of large volumes of personal and financial data, increasing our exposure to data privacy risks and potential non-compliance with applicable data protection regulations. The rapid pace of AI development also means that the regulatory framework governing its use in financial services remains uncertain and evolving in Argentina and internationally; new or amended requirements could impose additional compliance costs or restrict our ability to leverage AI capabilities. Furthermore, AI tools may be used by malicious actors to enhance the sophistication of cyberattacks, fraud schemes, and social engineering, amplifying our existing cybersecurity risks. Failure to adequately govern, validate, and oversee our AI systems, or to invest sufficiently to keep pace with AI-driven innovation, could materially affect our competitive position, reputation, and financial condition.

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

Governance remains a distinctive pillar for us. The Board of Directors and Senior Management worked throughout 2025 with a focus on ethics, transparency, comprehensive risk management and regulatory compliance, incorporating ESG considerations with greater depth into strategic decision-making.

We updated our sustainability policy and defined our corporate ESG sustainability strategy. This process was aimed at guiding our management towards a comprehensive vision that articulates business efficiency and results with social impact, financial inclusion, environmental stewardship and the responsibility of operating with high standards of ethics, transparency and security. Additionally, as part of our commitment to mitigate the effects of climate change, we launched the SARAS Manual (Social and Environmental Risk Analysis System), which formalizes and guides the analysis of social and environmental risks applied to investment projects within our credit granting processes.

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

Between 2021 and 2026, the Central Bank imposed restrictions on the distribution of dividends by financial institutions, limiting such distributions to predetermined percentages of accumulated profits and requiring payments to be made in multiple equal, monthly, and consecutive installments. These restrictions were implemented through successive regulatory measures, which gradually adjusted the permissible distribution thresholds and installments.

Pursuant to Communication “A” 8410, dated March 19, 2026, until December 31, 2026, financial institutions holding prior authorization from the Central Bank may distribute profits in three equal, non-cumulative monthly installments, beginning on the third business day of May and of each month in which a payment is made. The total distributable amount may not exceed 60% of the net income for fiscal year 2025, after deducting the amounts corresponding to the legal and statutory reserves—recorded as of the same date—whose constitution is required. Such distribution of results must be consistent with the information reported under the “Business Plan and Projections and Capital Self-Assessment Report” information regime.

In addition, pursuant to the Foreign Exchange Regulations, access to the foreign exchange market for the remittance abroad of dividends and distributions to non-resident shareholders is permitted without prior Central Bank approval, provided that the distributable profits arise from net income reported in audited annual financial statements for fiscal years beginning on or after January 1, 2025. However, dividends corresponding to fiscal years beginning prior to January 1, 2025 remain subject to certain restrictions imposed by the Central Bank for access to the foreign exchange market, including limitations on maximum amounts, minimum holding periods and documentation requirements. See “Item 10.D. Exchange Controls.” We cannot predict whether measures restricting access to the foreign exchange market for the remittance abroad of dividends and distributions to non-resident shareholders will be reimposed, nor the extent to which any such measure may affect holders of our Class B shares or ADSs.

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

Our shareholders are not liable for our obligations. Instead shareholders are generally liable only for the payment of the shares they subscribe. However, shareholders who have a conflict of interest with us and who do not abstain from voting may be held liable for damages to us, but only if the transaction would not have been approved without such shareholders’ votes. Furthermore, shareholders who willfully or negligently vote in favor of a resolution that is subsequently declared void by a court as contrary to the Argentine Corporate Law or our bylaws may be held jointly and severally liable for damages to us or to other third parties, including other shareholders.

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

We file reports, including our annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Any filings we make electronically with the SEC are available to the public over the internet at the SEC’s website at https://www.sec.gov.

Our principal executive offices are located at Avenida Eduardo Madero 1172, City of Buenos Aires, Argentina, and our telephone number is (54) 11 5222 6500. We maintain our website at www.macro.com.ar; information contained in or otherwise accessible through this website is not a part of this annual report.

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

Additionally, on October 1, 2021, we decided to make use of the option to reach a 24.99% interest in Fintech SGR. The purpose of this company is to facilitate access to credit for SMEs through the provision of guarantees.

On October 15, 2021, we acquired shares representing 50% of the capital stock and votes of Finova SA. The purpose of this company is to develop and commercialize the electronic platform www.facturbo.com.ar, which allows the negotiation of credit instruments issued or accepted by corporate companies in favor of SMEs.

On May 18, 2023, we acquired 100% of the shares of Comercio Interior S.A.U. (currently known as Macro Agro S.A.U.) for U.S.$. 5,218,800 payable with the proceeds of the dividends of this company. The main purpose of this company is to be a Clearing and Settlement Agent (ALyC) and acquire brokerage license.

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

On March 6, 2024, we, as an incorporating company, together with Banco BMA S.A.U. (formerly Banco Itaú Argentina S.A.), as an incorporated company, entered into a pre-merger agreement, whereby Banco BMA would be incorporated into us retroactively as of January 1, 2024 based on the separate financial statements of each of the companies prepared as of December 31, 2023 and the special consolidated merger statement of financial position as of the same date. On November 1, 2024, the Central Bank granted authorization for the merger by incorporation with Banco BMA S.A.U., and on November 14, 2024, the merger became effective upon registration with the Public Registry.

On December 17, 2024, the Boards of Directors of Macro Fondos and Macro Securities each resolved to carry out merger by absorption processes. Macro Fondos was merged into and with BMA Asset Management SGFCISA, and Macro Securities was merged into and with BMA Valores SA. On September 11, 2025, and September 29, 2025, respectively, the Inspección General de Justicia (Public Registry) approved the aforementioned mergers and the dissolution without liquidation of BMA Valores SA and BMA Asset Management SGFCISA, which was retroactively effective from January 1, 2025.

Since 2020, we have made capital contributions to Play Digital S.A. resulting in an ownership interest of 11.04% as of the date of this annual report, including contributions made by Banco BMA prior to our acquisition of it. The company’s corporate purpose is to develop and market a payment solution linked to users’ bank accounts within the financial system, with the objective of significantly enhancing their payment experience. Initially, the shareholders, including us, were Banco de Galicia y Buenos Aires S.A.U., Banco BBVA Argentina S.A., and Banco Santander Argentina S.A. Subsequently, additional financial institutions became shareholders, expanding the original group.

On January 1, 2025, we acquired control over Alianza SGR, with significant influence exercised through our representation on the Board of Directors. The main objective of this company is the granting of guarantees.

Additionally, on January 22, 2026, we entered into a joint business agreement with Telecom Argentina S.A. and its directly and indirectly controlled subsidiaries, Micro Fintech Holding LLC and Micro Sistemas S.A.U. Pursuant to this transaction, we acquired 50% of the capital stock and voting rights of Micro Sistemas S.A.U. for an amount in Pesos equivalent to U.S.$75,000,000. The strategic purpose of this transaction is to enhance the growth and regional expansion of such entity, which operates as a payment services provider under the Personal Pay brand.

On March 20, 2026, Banco Macro and Fintech Digital LLC entered into a stock purchase agreement to jointly acquire, directly and indirectly, all of the issued and outstanding capital stock and voting rights of Banco Sáenz S.A., subject to the fulfillment of certain conditions precedent and approval by the Central Bank. This strategic transaction is part of our expansion into the digital ecosystem and complements our recent entry into Personal Pay—the digital wallet of Personal—developed by Telecom Argentina S.A.

We currently offer traditional bank products and services to companies, including those operating in regional economies, as well as to individuals, thus reinforcing our objective to be a multi-service bank.

In addition, we perform certain transactions through our subsidiaries and controlled entities, including mainly Macro Bank Limited, Macro Securities S.A.U., Macro Fiducia S.A.U., Macro Fondos S.G.F.C.I. S.A., Argenpay S.A.U., Fintech S.G.R., Macro Agro S.A.U., and Alianza S.G.R.

Our Class B shares have been listed and traded on the BYMA since November 1994 and traded on A3 Mercados since October 2015. Before March 5, 2025, A3 Mercados was known as the MAE. The trading symbol for both exchanges is ‘BMA’. Additionally, our ADSs have been trading on the NYSE since March 2006 under the symbol ‘BMA’.

B. Business overview

We are one of the leading private banks in Argentina and the largest in terms of number of branches, with excellent face-to-face service complemented by digital channels. Through these channels, we provide solutions to key players that generate economic and social value (public sector, corporate companies, and corporations), and promote the accessibility and financial inclusion of people from vulnerable sectors, professionals, entrepreneurs, and small and medium-sized companies. We substantially conduct our activities in Argentina.

According to the Central Bank, as of December 31, 2025, we were ranked first in terms of branches, second in terms of net equity, and fourth in terms of total loans and in terms of total deposits among private banks in Argentina.

As of December 31, 2025, on a consolidated basis, we had:

•	Ps.23,239,424.0 million (U.S.$15,923.8 million) in total assets;

•	Ps.10,708,315.0 million (U.S.$7,337.4 million) in total loans and other financings;

•	Ps.13,690,637.8 million (U.S.$9,380.9 million) in total deposits;

•	approximately 6.4 million retail customers and 0.2 million corporate customers; and

•	approximately, 1.2 million customers with employee payroll accounts for private sector and provincial governments and 0.8 million retiree customers.

Our consolidated net income for the fiscal year ended December 31, 2025, amounted to Ps. 290,705.8 million (U.S.$199,193.2 million), representing a return on average equity of 5.55% and a return on average assets of 1.41%.

In general, given the relatively low level of banking intermediation in Argentina, there are limited products and services being offered. We are focusing on the overall growth of our loan portfolio by expanding our customer base and encouraging them to make use of our lending products. We have a holistic approach to our banking business and do not manage by segments or divisions or by customer categories, by products and services, by regions, or by any other segmentation for the purpose of allocating resources and assessing profitability. We offer savings and checking accounts, credit and debit cards, consumer finance loans and other credit-related products and transactional services available to our retail customers and SMEs through our branch network. We also offer Plan Sueldo payroll services, lending, corporate credit cards, mortgage finance, transaction processing and foreign exchange. In addition, our Plan Sueldo payroll processing services for private companies and the public sector give us a large and stable customer deposit base.

Our competitive strengths

We believe we are well positioned to benefit from opportunities created by the economic and business environment in Argentina. Our competitive strengths include the following:

•

Strong financial position. As of December 31, 2025, we had excess of regulatory capital of Ps. 3,614,321.3 million (30.6% capitalization ratio). Our excess capital is aimed at supporting growth, and consequently, a higher leverage of our balance sheet.

•	Strong shareholders’ equity. As of December 31, 2025, 2024, and 2023, our total shareholders’ equity amounted to Ps. 5,234,546.4, Ps. 5,328,662.2 million, and Ps. 5,840,268.9 million, respectively.

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

•

Largest private-sector branch network in Argentina. With 444 branches and 2,016 ATMs, as of December 31, 2025, we have the most extensive branch network among private-sector banks in Argentina. We consider our branch network to be our key distribution channel for marketing our products and services to our entire customer base with a personalized approach. In line with our strategy, approximately 90% of these branches are located outside of the City of Buenos Aires.

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

2030 Business Strategy

During 2025, we defined our 2030 Business Strategy. We believe that we are very well positioned to capture profitable and sustainable growth opportunities in an environment of increased competition and efficiency demands. On this basis, we have developed a clear and actionable roadmap towards 2030, combining a vision of leadership in customer experience with a simpler, more efficient, and scalable operating model. This strategy is supported by pillars that integrate the best of technology with personalized human service, and is aligned with our Corporate Sustainability Strategy and our value creation model.

We are in a privileged position to capture the opportunities arising from Argentina’s new macroeconomic and financial environment, characterized by macroeconomic consolidation with growth, market opening, deregulation, and the structural transformation of the financial system, in an environment of increased competition and efficiency demands.

In this context, we have defined a clear, credible, and actionable roadmap through our 2030 Strategy, the objective of which is to consolidate our position as the leading bank for a greater Argentina, recognized for our excellence in service, closeness to customers, and a differentiated value proposition aimed at maximizing sustainable value creation for shareholders, investors, and all our stakeholders, combining the best of technology with personalized human service.

The 2030 Strategy is structured around four fundamental pillars, managed through critical enablers, which will allow us to continue growing market share by improving NPS, customer primacy, and share of wallet. At the same time, efficiency improvements will accompany the capture of growth in the local financial system and sustained value generation.

We have strong financial and positioning strengths based on a solid financial position with, one of the highest solvency levels in the system, the largest capital surplus in the market, and controlled risk. With the most extensive branch and ATM network among private banks in Argentina and a strong federal presence, we are a benchmark in customer experience, geographic capillarity, and close customer relationships.

Operational Transformation and Value Creation

We are executing a deep transformation of our operating and commercial model, which includes:

•	modernization of our technology architecture and digital platforms;

•	comprehensive redesign of the onboarding process for individuals and corporate customers;

•	development of a new value proposition for SMEs and corporate customers through comprehensive digital platforms;

•	strengthening of our advisory and wealth management capabilities; and

•	deployment of a new “primacy engine” based on loyalty programs, segmented pricing, and advanced commercial management.

We believe that this transformation will enable us to significantly improve commercial productivity, operational efficiency, customer retention, and the structural profitability of the business.

The execution of the 2030 Strategy is supported by a solid organizational culture based on values, meritocracy, accountability, customer orientation, and an entrepreneurial spirit. We have consolidated a leadership model that promotes innovation, collaboration, and execution excellence, constituting a competitive advantage that is difficult to replicate in the Argentine financial system.

To translate strategy into results, we combine financial strength, commercial leadership, federal scale, transformation capability, and disciplined execution, with a focus on converting improvements in customer experience and relationships into profitable growth.

This is complemented by greater operational efficiency and prudent risk management, in order to profitably capture the expansion of the Argentine financial system and sustain long-term value creation.

Corporate Sustainability Strategy

Our Corporate Sustainability Strategy is structured around four fundamental pillars, designed to translate our sustainability policy into concrete and measurable actions that respond to the expectations and needs of our stakeholders and actively contribute to the United Nations 2030 Agenda.

1.

Governance and Ethics for Resilience and Trust Commitment: to continuously strengthen our corporate governance structure, ethics and transparency, as well as comprehensive risk management, to ensure our sustainability, the trust of our stakeholders, and sustainable economic performance that generates shareholder value and drives the country’s development.

2.

Responsible and Innovative Business Commitment: to develop a banking business that not only meets the financial needs of our customers, but also promotes inclusion, information security, an exceptional customer experience, digital transformation, and the creation of financial products with a positive impact on the sustainable development of Argentina.

3.

Human and Sustainable Development Commitment: to foster a work environment that promotes the well-being, development, and diversity of our human capital, while contributing to the social and sustainable development of the communities where we operate, prioritizing human rights and the generation of opportunities throughout our operations.

4.	Positive Environmental Impact

Commitment: to actively manage our direct impact through carbon footprint reduction, promoting energy efficiency, emissions reduction, and environmental awareness; and through sustainable financing, thereby contributing to the fight against climate change and the protection of natural resources.

The year 2025 was particularly significant in terms of sustainability. We updated our Sustainability Policy and defined our ESG Corporate Sustainability Strategy, aligned with our purpose and with a comprehensive vision of economic, social, and environmental value creation.

This process included a review of material topics under a double materiality approach, a systematic analysis of impacts, risks, and opportunities, and the participation of more than 85 leaders from key areas in the definition of objectives and indicators. On this basis, we advanced in the design of the ESG Action Plan 2026-2030, integrated into our value creation model and aligned with international reporting standards, the principles of the United Nations Global Compact, and the Sustainable Development Goals.

During the year, we reviewed our material topics and worked particularly on the definition of the impacts, risks, and opportunities associated with each of them, in coordination with the Risk Management Area and all our key areas. “Impacts” are understood as those that we generate towards our stakeholders (financial materiality), while “risks and opportunities” refer to the consequences that the economic, social, and environmental context has on our business (impact materiality).

As a result, a set of key performance indicators were established to measure compliance with the commitments assumed in terms of sustainable development, inclusion, integrity, and good governance, thereby strengthening our role as a relevant player in the Argentine financial system.

Additionally, during 2025 we made progress in adapting to international accountability standards and frameworks, including IFRS S1 “General Requirements for Disclosure of Sustainability-related Financial Information” and IFRS S2 “Climate-related Disclosures,” the Sustainability Accounting Standards Board (SASB) and the GRI Standards (Global Reporting Initiative).

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

We offer a relatively narrow range of standard products, which are generally available to both our retail and corporate customers. We have a holistic approach to our banking business and do not manage by segments or divisions or by customer categories, by products and services, by regions, or by any other segmentation for the purpose of allocating resources and assessing profitability. Our strategy is to grow our business, as demand for credit in Argentina increases, by focusing on cross-selling opportunities among our broad customer base. The following discussion of our business follows broad customer categories of retail and corporate as a way to understand who our customers are and the products and services that we provide.

Digital transformation constitutes a strategic pillar and is grounded in a cultural shift in how we manage the business, aimed at driving innovation, agility, and strengthening a data-driven, human-centered culture with efficient and sustainable thinking that continuously places the experience of our more than 6.5 million customers at the center.

Within this framework, during 2025, we advanced in the digitalization of processes and services, incorporating new technologies—including artificial intelligence—to optimize operations, enhance the personalization of our products and services, and improve efficiency in each interaction.

In line with this evolution, we continue to develop financial solutions tailored to the needs of individuals, companies, and organizations of various profiles, prioritizing service quality and an exceptional experience at all touchpoints. This approach reinforces our competitive positioning and commitment to an increasingly diverse, active customer base that is fully integrated into the digital ecosystem

The composition of our customer portfolio is as follows:

Participation by banking segment in the portfolio	2025	2024	2023(1)
Companies	41.6%	40.0%	45.2%
Individuals	41.3%	46.6%	47.3%
Corporate	14.9%	11.9%	7.3%
Government	2.0%	1.1%	0.2%
Finance	0.1%	0.4%	0.1%

Notes:-

(1)	Banco BMA not included.

Retail customers

Overview

We serve our retail customers with the objective of satisfying their financial needs, whether savings, transactional or funding. Retail customers are classified according to their labor condition or their main income source, in the following categories: Plan Sueldo (Salary Plan), Retirees, Open Market and Professionals and Business. We provide services to them throughout Argentina, in particular in areas outside the City of Buenos Aires, which have higher concentrations of low- and middle-income individuals who are traditionally underserved by large private banks. We serve our retail customers through our extensive, nationwide branch network. Approximately 90% of our branches are located outside the City of Buenos Aires.

The table below reflects the number of retail customers broken down by category as of December 31, 2025, 2024 and 2023:

Retail Customers by category	2025	2024	2023(1)
Open Market	3,761,310	3,392,175	2,851,104
Plan Sueldo (private and public sector)	1,163,156	1,083,656	1,063,314
Retirees	805,387	816,077	766,474
Professionals and business and others	629,093	830,138	282,255
Total Retail Customers	6,358,946	6,122,046	4,963,147

Notes:-

(1)	Banco BMA not included.

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

The year ended December 31, 2025 was marked by strong commercial momentum, in line with brand transformation and business modernization. Growing customer interest in digital and self-service solutions was reflected in an 18% increase in digital account openings and the consolidation of the new acquisition process for our “Plan Sueldo”, which recorded a growth of 469%. These advances were made possible by an increasingly precise and effective strategy, aimed at delivering the most appropriate value proposition and message to each customer.

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

Growth also continued in the area of digital payments and collections, driving bankability with the strategic support of MODO. We continue to invest in digitalization and the reduction of cash usage, encouraging QR payments through virtual wallets to also include the unbanked population. In 2024, we expanded our user base within the digital payment wallet ecosystem (MODO, Google Pay, Apple Pay, viüMi, SAETA, and Macro Click).

This proactive approach reflects our ongoing commitment to innovation and adaptation to a constantly evolving financial environment.

In order to improve our customers’ experience, we implemented significant improvements in the 100% digital account opening process, allowing 7x24 management with the possibility of downloading the Macro App and starting to operate at the same time.

We continued working to improve the value proposition, with the objective of becoming the main bank for our customers. The sustained growth year after year, both in volume and quality of the packages, attests to this effort. The number of saving accounts increased 9% by 2023, 28% by 2024 and 17% by 2025.

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

The number of debit cards we issued increased by 10% in 2023 and 26% in 2024. Although the number of debit cards decreased by 8% in 2025, debit card consumption increased by 11%. Active card accounts represent 20% of the total financial system.

The following table reflects the number of retail accounts as of December 31, 2025, 2024 and 2023:

Product	2025	2024	2023(1)
Savings
Total savings accounts	9,648,201	8,268,757	6,432,367
Open Market	4,878,342	4,059,858	3,319,680
Retirees	1,519,180	1,226,303	1,096,770
Plan Sueldo (private sector)	1,480,424	1,126,427	1,015,727
Plan Sueldo (public sector)	807,412	688,878	684,090
Professionals and business and others(2)	962,843	1,167,291	316,100
Checking
Checking accounts	664,984	671,605	604,438
Electronic Account Access
Debit cards	5,897,297	6,408,185	5,102,078

Notes:-

(1)	Banco BMA not included.
(2)	Includes welfare programs.

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

Among the main value propositions, we offer a wide variety of credit options designed to meet our customers’ needs, even in remote locations in Argentina, and we develop small loans or personal loans based on agreements with municipalities, so that people with a low level of banking penetration can access the benefits of the financial system while limiting their exposure to unregulated loans. We offer personal loans through 100% digital channels for customers and non-customers and with new processes to finance the purchase of products or services, not only within the bank, but also at different points of sale, through a wide network of stores with agreements, incorporating people with a low level of banking penetration into the system.

The improvement of credit evaluation tools and engines generated an increase in the nominal rating ceilings, to provide a better quality of response to the client. In addition, we added the possibility of choosing the amount and term that best suits the client’s needs at the moment they take a loan through ATMs.

2025

With a commitment to implementing improvements that have a direct impact on customers, we are working on the development of a new loan pricing system that contemplates greater specificity in rate definition, allowing us to reach customers with more accurate commercial proposals and higher profitability.

In 2025, our loan portfolio recorded growth exceeding that of the prior year, with outstanding performance in the public employees and retirees segments.

More than 1.5 million personal loans were granted, representing a 92% increase in origination volume. Additionally, mortgage loans recorded a 75% year-over-year growth.

In 2025, personal loans and payroll advances were primarily processed through digital channels, while mortgage loan origination was conducted exclusively through our branch network.

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

In 2023 we improved our positioning in the retirement segment, reaching more than 760,000 retirees and pensioners, being the private bank with the largest number of beneficiaries and with a volume of benefits paid out that reaches more than Ps.132,000 million every month. On the other hand, we launched the campaign for the recovery of retirees, aimed at people who decided to collect their assets in another bank.

As of December 31, 2025, 2024 and 2023, our consumer loan portfolio (without considering other financings) was as follows:

Consumer loan portfolio

(as of December 31, of each year)

(in millions of Pesos and as percentage of consumer loan portfolio)

	2025		2024(1)		2023(1)
Overdraft	94,380.14	1.6%	48,711.05	1.1%	30,689.29	1.2%
Documents	342,665.92	6.0%	228,279.61	5.3%	150,028.13	5.6%
Mortgage and pledge	794,369.73	13.9%	565,937.38	13.1%	341,936.56	12.9%
Credit Card	1,761,805.14	30.8%	1,734,601.48	40.2%	1,327,213.93	49.9%
Personal loans	2,348,696.20	41.1%	1,517,918.73	35.1%	682,240.17	25.7%
Others	379,180.23	6.6%	223,534.20	5.2%	126,045.56	4.7%
Total Consumer Loans	5,721,097.36	100.0%	4,318,982.45	100.0%	2,658,153.64	100.0%

Notes:-

(1)	Figures stated in millions of Pesos in terms of purchasing power of Peso as of December 31, 2025.

Plan Sueldo payroll services

Since 2001, Argentine labor law has provided for the mandatory payment of wages through accounts opened by employers in the name of each employee at financial institutions within two kilometers of the workplace, in the case of urban areas, and ten kilometers of the workplace, in the case of rural areas. There are similar requirements in place for pension payments.

We handle payroll processing for private sector companies and the public sector, which require employers to maintain an account with us for the direct deposit of employee wages. Currently, we provide payroll services for the governments of the Argentine provinces of Misiones, Salta, Jujuy and Tucumán and to the private sector for a total aggregate of 2.0 million retail clients (including retirees). Our Plan Sueldo payroll services provide us with a large and diversified deposit base with significant cross-selling potential.

2025

With the purpose of positioning ourselves as the preferred option for payroll deposit services, we have driven a strategy based on three pillars: a focused approach to expand our market share in the private sector; loyalty and engagement initiatives supported by cross-selling actions; and a value proposition that addresses customers’ needs and enhances their experience throughout their entire lifecycle.

Commercial campaigns and the improvements implemented in processes and benefits are essential to strengthen customer acquisition, retention, and loyalty within this segment.

2024

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

The corporate business is focused on classification by size and sector. We have five categories of corporate customers:

(1)	Corporate companies which register more than Ps.150,000 million in annual turnover, and also include subsidiaries of multinational companies;

(2)	Medium and large sized companies (“MEGRAs”), which register more than Ps.20,000 million and up to Ps.150,000 million in annual turnover;

(3)	SMEs, which register up to Ps.20,000 million in annual turnover;

(4)	Businesses and Professionals, which includes individuals with independent commercial activity with an annual turnover of more than Ps.40 million; and

(5)	Agricultural companies, which include individuals and companies who operate in agriculture or in the commerce of agricultural products.

The following table reflects our portfolio breakdown, broken down by category as of December 31, 2025, 2024 and 2023:

	2025	2024	2023(1)
Corporate companies	27%	23%	14%
MEGRAs	11%	12%	18%
SMEs	23%	25%	20%
Business and Professionals	9%	9%	6%
Agricultural companies	30%	31%	42%

Notes:-

(1)	Banco BMA not included.

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

We have continued with actions aimed at financing small-scale client producers and suppliers of the value chain of our MEGRAs customers.

Within our Corporate Banking division (“Corporate Banking”), we sought to strengthen our relationship with existing and new clients, in order to position ourselves as one of the main banks in the corporate banking sector. This allowed us to provide specialized assistance to each of the companies which constitute the different value chains, with products tailored to their needs.

2025

Within our Corporate Banking division, we support the treasury flows of our clients by offering investment and financing solutions for the different value chains. We also seek to expand digital solutions within the collection and payment ecosystem with the objective of becoming a technological partner, leveraging our strong client relationships and coordination with other related companies.

During 2025, the focus of the Megra Banking value proposition was centered on supporting the improvement of client productivity, primarily in the areas of treasury, collections, and payments. Through Macro Soluciones, we offer a set of technological tools that facilitate management: Última Milla, Collections Portal, Concentrador, Supplier Payments, Finova, among others.

In 2025, we reaffirmed our commitment to SME Banking, comprised of companies representing a wide diversity of productive sectors. We deepened our comprehensive support strategy, consolidating a more accessible, flexible credit offering adapted to the specific characteristics of each activity. In parallel, we strengthened strategic relationships with companies, promoting the centralization of their financial operations through digital solutions for collections and payments management.

We have advanced in the digital development of our Business and Professionals Banking through new functionalities in internet banking and improvements in the onboarding process, enhancing the customer experience. Among the 2025 milestones, we highlight the implementation of a federal training program for the network of business and professionals officers and select executives. Additionally, we optimized the credit offering and strengthened alliances with professionals and chambers of commerce, supporting the growth and strategic needs of this portfolio.

In 2025, we strengthened our support for the agricultural sector through solutions adapted to working capital and investment needs, expanding the client base, credit ratings, and product offerings with competitive rates. This year, we actively participated in Expoagro, the sector’s most important trade fair. We also promoted self-management through digitalization and deepened our in-person service model throughout the country. We continued strengthening the offering for the agricultural sector through digital financial solutions that support the needs of the productive ecosystem. Additionally, in 2025 we launched Crédito Simple Agro, a fully digital financing tool based on productive information and adapted to the specific characteristics of the sector. Through this solution, unique in the financial market, we qualified more than 4,000 clients, expanding access to credit and driving the sector’s development.

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

Additionally, we sponsor the NAVES Argentina Program, in a partnership spanning over ten years with IAE Business School—Universidad Austral’s Business School, to train and support the development of national SMEs and startups.

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

Corporate Banking focused on capturing the flow of customers’ cash balances, offering solutions in investment and financing products for the different value chains. We also focused on expanding digital solutions within the collection and payment ecosystem. In this way, we were able to increase the placement of non-traditional products, strengthening our position as a technological ally, leveraged on our proximity to customers and coordination with other related companies.

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

We recorded strong growth in business and professionals and commercial clients, leveraged by the simplification of the registration process, the business and professionals referral campaign and the commercial alliances made throughout the country with chambers of commerce and professional associations. In addition, we continued to develop our value proposition, making our credit offer more flexible and digitalizing our services. Among the outstanding launches, we highlight the possibility of registering commerce through internet banking for companies and the launching of QR Full Macro, which allows accepting payments with debit and credit cards.

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

As of December 31, 2025, 2024 and 2023, our commercial loan portfolio (without considering other financings) was as follows:

	Commercial loan portfolio(1) (as of December 31, of each year) (in millions of Pesos and as percentage of commercial loan portfolio)
	2025		2024(2)		2023(2)
Overdraft	1,511,733.77	27.7%	664,365.55	19.3%	801,790.50	29.8%
Documents	1,363,417.40	25.0%	1,091,754.16	31.8%	684,094.55	25.4%
Mortgage and secured	415,182.74	7.6%	258,571.79	7.5%	191,767.99	7.1%
Consumer loans(3)	84,343.35	1.5%	79,994.64	2.3%	61,675.83	2.3%
Other	2,086,754.00	38.2%	1,342,791.43	39.1%	955,262.28	35.5%
Total Commercial Loans	5,461,431.26	100.0%	3,437,477.56	100.0%	2,694,591.15	100.0%

Notes:-

(1)

Including loans to micro credit institutions and commercial loans that, for the regulatory statements of debtors, was included as consumer portfolio following the criteria described in “Argentine Banking Regulation—Credit Portfolio.”

(2)	Figures stated in millions of Pesos in terms of purchasing power of Pesos as of December 31, 2025.
(3)	Includes credit card loans and personal loans.

Government banking

The responsibility of government banking area is to manage the links and actions with the national, provincial and municipal public sector at both central and decentralized levels, as well as with the autonomous entities to which we provide financial services for their administration and the development of their communities.

2025

During 2025, we consolidated our leadership as a reference financial agent and as a GovTech player at the national level. We expanded our territorial coverage, deepened the digitalization of public services, and improved the financial results of the segment.

During the year, we onboarded more than 50 new clients, including provincial agencies, municipalities, and decentralized entities, with approximately 75% of these new accounts originating from jurisdictions where we do not act as financial agent. This growth reflects our ability to expand beyond our traditional base and responds to a GovTech approach that integrates technology solutions, territorial support, and a differentiated value proposition in tax collection, digitalization, and cash management.

2024

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

2023

In 2023 from Government Banking, we continued with the purpose of digitizing governments and their communities, bringing solutions that simplify their daily lives, with a focus on providing technological solutions in the payment ecosystem, beyond traditional banking and financial services. We supported regional economies by implementing and renewing incentive programs and encouraged mass consumption, for example, through the extension to special holidays, with participation in discounts and financing during special holidays in collaboration with commerce chambers and provinces.

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

We also participated in the bidding process carried out by the San Juan Agency for the awarding of funds to be placed with MSMEs with investment projects in the province, including working capital and technical assistance.

Investment banking and finance banking

We serve the Institutionalized Financial Sector, which is regulated by the Central Bank, which includes Public and Private, National and Foreign Banks, who maintain relationships with the Central Bank of the Argentine Republic. We also serve institutional investors (Workers’ Compensation Insurers (ART), Insurance Companies, etc.). We provide financial and investment banking services -funds, bonds, corporate bonds- within the capital market.

2025

In 2025, we completed a new issuance of Notes (Class G) for U.S.$530 million, which recorded demand that tripled the offering and allowed us to close the transaction at a rate of 8% over a 5-year term.

Throughout the year, we participated in the placement of Genneia Notes Class 48 (local market) and Class 49 (international market), both classified as green bonds and aligned with ICMA’s Green Bond Principles 2021 and Argentine guidelines for sustainable issuances.

Additionally, regarding note issuances and placements, through our subsidiary Macro Securities we supported clients in transactions that reached a total of Ps.9,970,811 million, equivalent to 64% of market issuances measured in Pesos. Notable placements included those in the oil and gas, financial, consumer, and industrial sectors, earmarked for working capital, infrastructure, and liability refinancing.

This result confirms strong investor appetite for high credit quality corporate instruments and reaffirms, once again, our strength and leadership in the Argentine financial market.

Macro Fondos, our subsidiary, consolidated its position in 2025 as the fourth-largest asset manager in the local market, managing over Ps.4.5 trillion. During the period, management focused on automation and system improvements to optimize the user experience.

Joint work with the development of our new app allowed us to eliminate operational frictions—such as those related to redemption for transfer—and advance toward a more agile and streamlined operation. In parallel, we sustained commercial and financial education initiatives aimed at offering an accessible investment product and strengthening our primacy across all segments.

Furthermore, through digital channels, Macro Securities offered brokerage services in 2025, providing clients with self-management capabilities for buying and selling shares, CEDEARs, government securities, notes, and MEP dollar. MEP dollar transactions were the prioritized product by the digital segment, representing a volume of U.S.$1,749 million. Total volume through digital channels was U.S.$480 million, with a total of 21,800 digital clients at year-end.

2024

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

We participated in the issuance of financial trusts, with a total nominal accumulated amount of Ps.273,801 million (amount not restated) during 2024, representing 32% of the market’s frequent issuances, based on senior bond amounts.

Regarding the issuance and placement of notes, through Macro Securities, we have supported our clients, facilitating the placement of a total of Ps.4,416,425 million (amount not restated), representing 49% of market issuances, measured in Pesos.

2023

The year 2023 was characterized by constant increases in reference interest rates in response to the high levels of inflation and uncertainty in the context of an election year, complicating the structuring of the financial trusts and negatively affecting them. Additionally, the permanent increases in Peso rates generated increases in the subordination of the financial trusts due to the permanent mismatch between the rates of the assets and liabilities of the financial trusts, generating inefficient structures for the trustees.

Despite the market conditions, we continued to maintain our leadership in organizing and financing financial trusts with public offerings. Thus we participated in the issuance of Ps.127,301 million (expressed in senior bonds) (amount not restated) of financial trusts with public offering (54.72% of the issues, measured over the amount in Pesos of senior securities) and financial trusts in the order of Ps.6,202 million (amount not restated) were pre-financed. It thus remains in the top 10 of the main issuers in the market, representing 90.03% of the total issuers (always measured in senior bond amount), accompanying 57.64% of such issuers. The remaining 9.97% is distributed among different entities in the market, including us.

Regarding the placement of corporate bonds, through Macro Securities we supported our clients in the issuance and placement of corporate bonds for an aggregate amount of Ps.945,963 million (amount not restated), representing 49.85% of the market issuances, measured in Pesos. Notably, Banco Macro was the arranger, and Macro Securities was the underwriter of five green bonds for the financing of renewable energy projects. These corporate bonds are part of ByMA’s panel of Social, Green and Sustainable Bonds (SVS) and were allocated to renewable energy projects by Genneia and one by Surcos.

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

Our distribution network

As of December 31, 2025, we had the largest private sector branch network in the country, with 444 branches spread throughout Argentina. In particular, in line with our strategy of expanding nationally, we have extensive coverage in the Argentine provinces with 90% of our branches located outside the City of Buenos Aires. Furthermore, as of December 31, 2025, we had 2,016 ATMs, 922 self-service terminals (“TAS”) and several service points used for social security benefit payments and servicing of checking and savings accounts and internet home banking service. The following table breaks down the distribution of our branches per province as of December 31, 2025:

Province	Branches	% of total
City of Buenos Aires	42	9.5%
Buenos Aires (Province)	78	17.6%
Catamarca	1	0.2%
Chaco	1	0.2%
Chubut	5	1.1%
Cordoba	61	13.7%
Corrientes	3	0.7%
Entre Rios	9	2.0%
Formosa	—	—
Jujuy	18	4.1%
La Pampa	2	0.5%
La Rioja	2	0.5%
Mendoza	11	2.5%
Misiones	30	6.8%
Neuquén	5	1.1%
Rio Negro	6	1.4%
Salta	39	8.8%
San Juan	1	0.2%
San Luis	2	0.5%
Santa Cruz	2	0.5%
Santa Fe	81	18.2%
Santiago del Estero	2	0.5%
Tierra del Fuego	2	0.5%
Tucuman	41	9.2%
TOTAL	444	100.0%

Technology, automated channels and credit cards processing systems

Our technological development is continuous, and the number of alternative methods to perform banking transactions is increasing. Automated channels allow our clients to perform banking transactions with enhanced speed, comfort, and safety, offering a wide variety of available transactions.

During the last three years, we have focused on automated channels, giving customers more accessible and flexible services. As a result, the use of automated channels continued to expand, both in terms of volume of transactions and number of users.

Digital transformation constitutes a strategic pillar for us and is grounded in a cultural shift in how we manage the business, aimed at driving innovation, agility, and strengthening a data-driven, human-centered culture with efficient and sustainable practices that continuously place the experience of our more than 6.5 million customers at the center.

2025

We have advanced in the comprehensive management of digital assets, unifying commercial and technological criteria to strengthen customer experience. The omnichannel approach, supported by a unified vision, data usage, CroMa, and continuous user interaction, drives dynamism, innovation, and discipline in the development of solutions.

To this end, we are working on the integration of all touchpoints—digital and in-person—to ensure a seamless, consistent, and frictionless experience, optimizing each instance of interaction. During 2025, the integration between different digital channels was key, providing direct access to BancoChat from self-service terminals and allowing customers to continue their transactions from their mobile devices.

Guided by a digitalization strategy aimed at simplifying operations for our customers, during 2025 we advanced in strengthening the digital offering and improving the usability of services. During the year, we recorded a 13% growth in digital channel users, reflecting sustained adoption and a greater preference for online transactions. Within the framework of digital channel growth, which reached 2.8 million users, around 300 thousand customers used only BancoChat, consolidating its position as a key channel for simple and assisted access to our digital services.

BancoChat consolidated its position as an initial contact channel and a companion in the digital relationship with customers, facilitating the progressive adoption of digital transactions. Through this channel, many users begin to interact with us digitally, resolving their inquiries remotely and strengthening their connection with our digital ecosystem.

During 2025, we launched the new BancoChat, incorporating generative artificial intelligence. The new AI-powered transfer functionality allows customers to initiate transactions conversationally, streamlining the experience without the need to navigate through menus.

Regarding ATMs, we were one of the first to implement biometric customer validation, with fingerprint readers installed across our entire ATM network following the migration of the fingerprint database from the biometric engine to Newpay (Banelco).

Currently, we have 2,016 ATMs nationwide, representing 26% of the financial system’s network. 99% of the ATMs in our branch network are equipped with voice guidance service for visually impaired customers. In 2025, although transactions through this channel decreased due to the increased circulation of high-denomination bills, we remain the leader in the Banelco network.

As of December 31, 2025, we had 922 TAS (including smart self-service terminals (“TASI”)). During 2025, we advanced in the installation plan for the new TASI, replacing traditional TAS units. By year-end 2025, 819 TASI units were installed, covering branches throughout the country and expanding the availability of self-service solutions for customers. In branches equipped with TASI, this channel came to represent 18% of total cash deposits, contributing significantly to operational efficiency and improving customer experience by offering faster and more accessible operations.

2024

In 2024, we continued to focus on optimizing the customer experience through process digitalization. This effort encompassed both improving tools for self-management and remote operations, as well as simplifying procedures for in-person transactions, ensuring greater convenience and efficiency. Additionally, we prioritized enhancing the experience on our digital platforms.

We aimed to grow digitally, both in terms of offering and usability. The year 2024 saw significant growth, with a 24% increase in users across our digital channels, highlighted by a remarkable 466% increase in BancoChat users.

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

In 2024, we processed 26,376,422 monthly transactions, maintaining our leadership in the Banelco network with the largest share of operations across the entire network, handling 42% of transactions with just 25% of the equipment.

We developed a project aimed at replacing our entire TAS network, which includes the renewal of all equipment and the development of a revamped proprietary network with the latest software and hardware.

We had 981 TAS machines distributed across our nationwide branch network, offering a wide range of services, including the ability to make deposits 24/7, every day of the year. In 2024, a total of 578,872 monetary transactions were processed via TAS, with the transaction volume increasing by 135% compared to 2023.

As part of the plan to reduce branch tasks, we continued to expand our network of TASI in recent years, allowing customers to perform transactions more efficiently and eliminating waiting times at branches.

In line with the TAS renewal project, we deployed and launched 558 TASI units, bringing the total number of operational machines to 799 nationwide. These units feature advanced technology with significant benefits: a substantial increase in the number of bills processed per transaction, immediate crediting, and improved operational efficiency. Thus, we contributed to achieving the goal of improving operational efficiency in our branches and, most importantly, providing a better experience for our customers.

2023

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

In 2025, we developed training, internal mobility, leadership, and continuous feedback initiatives; we strengthened our employer value proposition; and we consolidated programs aimed at the comprehensive well-being, health, and safety of our employees, with nationwide reach.

We continue to promote a high-performance, innovation, and customer-oriented culture, supported by a comprehensive talent management model that drives continuous learning, adaptive leadership, and internal mobility. This model is complemented by equitable, competitive, and market-aligned compensation and benefits policies that strengthen the value proposition for our employees.

During 2025, we have implemented a restructuring plan in order to achieve operational efficiency and agility to respond to the ongoing challenges posed by local and international markets. At the same time, we optimized organizational efficiency through clear structures, defined roles, and strategic resource allocation.

We have been distinguished with the second position in the annual “Great Place to Work” ranking in Argentina (based on our employees’ perception throughout 2025), consolidating our position as one of the best companies to work for in the country. This distinction reflects the cultural evolution of the organization, enabling us to improve by five positions with respect to the previous year.

Within this framework, we continue to deepen our human capital model with a focus on people and the application of digital tools that allow employees to develop, think big, and implement their tasks in an environment of trust and personal growth in order to attract and retain the best talent.

Throughout 2024, we successfully integrated 1,292 new collaborators from Banco BMA. A series of initiatives facilitated their adaptation to the organization’s culture and processes, strengthening the integrated teams and solidifying the brand. The merger with Banco BMA presented an opportunity to incorporate new talent, but also posed a significant challenge in terms of rapidly achieving cultural and team integration. The diversity of talents was embraced as a driving force for growth.

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

Our Board of Directors created a Risk Management Committee (the “Risk Management Committee”) and appointed a Risk Manager and made them responsible for coordinating the application of risk management policies and the relevant responsible officers. For more information, see “Item 6.C. Board Practices.”

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

Economic capital estimate

Economic capital is the estimated amount of unexpected losses identified for each one of the individual risks (Market, Liquidity, Interest Rate, Credit, Counterparty Credit, Concentration, Operational, Securitization, Strategic and Reputational) determined for us on a consolidated basis.

We have implemented a formal procedure for quantifying economic capital and it is a tool used in the day-to-day management of risks, in preparing the business plan and in the stress tests.

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

The Executive Risk Management Department regularly monitors compliance of the different levels set by our Board of Directors in relation to liquidity risk, which include minimum levels of liquidity, maximum concentration levels allowed by type of deposit and by type of customer, among others.

In the event of a liquidity crisis, we contemplate different actions within its contingency plan, such as: financing through interbank calls or borrowings against Central Bank; cash sale of securities portfolio; restriction in the granting of loans and increase in deposit interest rates in order to capture a greater volume of deposits. For more information, see note 52.4 to our audited consolidated financial statements as of December 31, 2025 and 2024.

Market risk

Market risk is defined as the possibility of suffering losses in our on and off-balance sheet positions as a result of adverse fluctuations in the market price of various assets.

Market risks include interest rate, foreign exchange, and price risks. We are exposed to general and specific market movements and changes in the level of price volatility such as interest rates, credit spreads, foreign exchange rates, and prices of shares and securities, among others. These risks arise from the size of the net positions held by us and/or the volatility of the risk factors involved in each financial instrument.

We have policies for the management of market risk in which the processes of monitoring and control of the risks of variations in the quotations of financial instruments are designed with the objective of optimizing the risk/return relationship, using the structure of limits, models, and adequate management tools. In addition, we have adequate procedures and tools that allow the Risk Management Committee and the Assets and Liabilities Committee to measure and manage this risk.

The risks to which the investment portfolios are exposed are monitored through Montecarlo “Value at Risk” (“VaR”) simulation techniques. We apply the VaR methodology to calculate the market risk of the main positions taken and the maximum expected loss based on a series of assumptions for a variety of changes in market conditions. For more information see note 52.5 to our audited consolidated financial statements as of December 31, 2025 and 2024.

Interest rate risk

Interest rate risk is the potential for changes in our financial condition resulting from adverse fluctuations in interest rates, which could have an adverse effect on capital or earnings.

Within the framework of interest rate risk management, we have a series of policies, procedures and internal controls that allow us to monitor the variation of the net present value of assets, liabilities and off-balance sheet items under certain scenarios of disturbance and stress in interest rates risk through Montecarlo simulations. For more information see note 52.6 to our audited consolidated financial statements as of December 31, 2025 and 2024.

Foreign currency exchange rate risk

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

Our open position as of December 31, 2025, stated in Pesos by currency, is disclosed in note 27 “Foreign currency amounts” of our audited consolidated financial statements as of December 31, 2025 and 2024.

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

Credit risk rating and approval process

In order to determine the credit risk, we qualifiy each individual or company by means of a risk rating model, assigning a rating to each debtor, taking into consideration quantitative as well as qualitative concepts. The Credit Risk Department has focused its actions on increasing the quality and efficiency of the credit risk rating process.

There are specific policies and procedures for loan granting for corporate and retail customers, which differ according to the segment to which they belong (public or private payroll, retirees or open market).

The risk assessment process differs for Corporate Banking and Retail Banking customers. Credit risk assessment for retail customers includes the use of risk applications based on screening methods, which impose a minimum threshold for the customer to be creditworthy, related to an arrears level. Qualifications are permanently available for branches in the Customer Management System (CRM) and for clients through digital channels, which allows them to operate automatically within the limits and conditions approved centrally by the Risk Management.

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

For the granting of predefined products and limited amounts to the Small Companies and Agro segments, standardized evaluation systems are used in a decentralized manner and include origination scoring and screening methods for the admission and assignment of limits, based on economic, financial and equity information of the clients. Likewise, there is a periodic mass scale and centralized qualification process, which the Risk Management makes available to the branches on a permanent basis.

When transactions exceed the amounts authorized by delegated powers or through decentralized risk analysis, the ratings are approved by Credit Committees. Committee resolutions establish the conditions to which the assistance is subject in terms of amounts, currencies, terms, coverage with guarantees, follow-up clauses, etc.

In order to limit credit risk, guarantees are requested on the agreed financing. A specific area of Risk Management is responsible for managing the collateral received by us, as well as for evaluating and periodically updating its appraisal value and validity, in order to monitor the quality of the risk mitigators.

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

For more information see note 52.1 to our audited consolidated financial statements as of December 31, 2025 and 2024.

Operational risk

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

The Non-Financial Risk Management Department is in charge of managing operational risk, with the main objective to secure an operational risk management plan which includes policies, programs, measurements and competencies for identifying, assessing and managing risks, with the purpose of assisting our senior management and our Board of Directors, in an environment of rapidly changing and significant risks.

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

The Non-Financial Risk Management Department produces and sends periodic reports to the Board of Directors, the risk management committee and senior management. Based on these reports, the results of the monitoring of the management of the main risks to which we are exposed are made known. Each report contains information on risk measurement, its evolution, trends, main exposures, control of main limits and the level of capital required by type of risk.

For more information see note 52.8 to our audited consolidated financial statements as of December 31, 2025 and 2024.

For more information on risk management processes see note 52 “Capital management, Corporate Governance Transparency Policy and Risk management” to our audited consolidated financial statements as of December 31, 2025 and 2024.

Competition

We believe that we have an important advantage over our competitors in providing banking products and services to small communities in some provinces of Argentina as a result of the close community relationships and strong loyalty we have developed over time with our customers in these areas.

We consider Banco Santander Argentina S.A., Banco de Galicia y Buenos Aires S.A., Banco BBVA Argentina S.A., Industrial and Commercial Bank of China (Argentina) S.A. and Banco Patagonia S.A. to be our main competitors among private banks. We also compete with certain regional banks.

In the future, we expect competition to increase in corporate transactions products, long-term lending, mortgage lending and other secured financings, credit cards, personal loans, payroll services and investment management services.

Competitive landscape

We are the fourth-largest private bank in Argentina in terms of total loans and total deposits and rank fifth in terms of total loans and sixth in terms of total deposits in the overall ranking, as of December 31, 2025. In terms of net equity, we rank second among private banks and third in the overall ranking of banks in Argentina as of December 31, 2025.

Below are the rankings of banks across these metrics, figures were prepared based on Central Bank methodology:

Total Loans as of December 31, 2025

	Bank	Ps. Million	Market Share
1	Banco de la Nación Argentina(1)	25,224,618	19%
2	Banco de Galicia y Buenos Aires S.A.	17,970,336	14%
3	Banco BBVA Argentina S.A.	13,227,331	10%
4	Banco Santander Argentina S.A.	12,159,515	9%
5	Banco Macro S.A.	10,595,731	8%
6	Banco de la Provincia de Buenos Aires(1)	9,052,691	7%
7	Industrial and Commercial Bank of China (Argentina) S.A.	6,336,825	5%
8	Banco Patagonia S.A.	3,902,989	3%
9	Banco Supervielle S.A.	3,647,892	3%
10	Banco de la Ciudad de Buenos Aires S.A.	3,068,303	2%
	Remainder of the Financial System	26,040,020	20%
	Total Financial System	131,226,251	100%

Note:-

(1)	Public sector banks.

Source: Central Bank. Figures were prepared based on Central Bank methodology.

Total Deposits as of December 31, 2025

	Bank	Ps. Million	Market Share
1	Banco de la Nación Argentina(1)	45,218,109	23%
2	Banco de Galicia y Buenos Aires S.A.	25,566,662	13%
3	Banco Santander Argentina S.A.	17,252,424	9%
4	BBVA Argentina S.A.	17,249,108	9%
5	Banco de la Provincia de Buenos Aires(1)	13,576,869	7%
6	Banco Macro S.A.	13,575,508	7%
7	Industrial and Commercial Bank of China (Argentina) S.A.	6,959,590	4%
8	Banco de la Ciudad de Buenos Aires	6,684,967	3%
9	Banco Credicoop Limitado	5,679,972	3%
10	Banco Patagonia S.A.	5,745,077	3%
	Remainder of the Financial System	40,440,857	20%
	Total Financial System	197,949,143	100%

Note:-

(1)	Public sector banks.

Source: Central Bank. Figures were prepared based on Central Bank methodology.

Equity as of December 31, 2025

		Ps. Million	Market Share
1	Banco de la Nación Argentina(1)	20,927,787	32%
2	Banco de Galicia y Buenos Aires S.A.	6,023,617	9%
3	Banco Macro S.A.	5,232,216	8%
4	Banco Santander Argentina S.A.	4,797,019	7%
5	Banco de la Provincia de Buenos Aires	3,968,181	6%
6	BBVA Argentina S.A.	3,432,760	5%
7	Banco Credicoop Limitado	3,102,957	5%
8	Industrial and Commercial Bank of China (Argentina) S.A.	2,168,977	3%
9	Sucursal de Citibank N.A. República Argentina	2,009,510	3%
10	Banco de la Ciudad de Buenos Aires	1,958,545	3%
	Remainder of the Financial System	12,665,667	19%
	Total Financial System	66,287,236	100%

Note:-

(1)	Public sector banks.

Source: Central Bank. Figures were prepared based on Central Bank methodology.

There is a large concentration of branches in the City of Buenos Aires and in the province of Buenos Aires for the financial system as a whole, as shown by the following table. However, we have the most extensive private-sector branch network in Argentina and a leading regional presence holding 61% of our total branches in six provinces including Santa Fe, Córdoba, Misiones, Salta, Tucumán and Jujuy.

	As of December 31, 2025
	Banking System		Banco Macro		Market Share
Province	Branches	% of total	Branches	% of total	(% share of total of branches in each Province)
City of Buenos Aires	654	15.8%	45	10.1%	6.9%
Buenos Aires (Province)	1,336	32.3%	77	17.3%	5.8%
Catamarca	19	0.5%	1	100.0%	5.3%
Chaco	65	1.6%	1	0.2%	1.5%
Chubut	67	1.6%	5	1.1%	7.5%
Cordoba	428	10.4%	62	14.0%	14.5%
Corrientes	80	1.9%	3	0.7%	3.8%
Entre Rios	127	3.1%	7	1.6%	5.5%
Formosa	28	0.7%		0.0%	0.0%
Jujuy	36	0.9%	18	4.1%	50.0%
La Pampa	75	1.8%	2	0.5%	2.7%
La Rioja	26	0.6%	2	0.5%	7.7%
Mendoza	152	3.7%	10	2.3%	6.6%
Misiones	63	1.5%	30	6.8%	47.6%
Neuquén	78	1.9%	5	1.1%	6.4%
Rio Negro	78	1.9%	6	1.4%	7.7%
Salta	72	1.7%	39	8.8%	54.2%
San Juan	41	1.0%	1	0.2%	2.4%
San Luis	43	1.0%	2	0.5%	4.7%
Santa Cruz	47	1.1%	2	0.5%	4.3%
Santa Fe	446	10.8%	81	18.2%	18.2%
Santiago del Estero	57	1.4%	2	0.5%	3.5%
Tierra del Fuego	23	0.6%	2	0.5%	8.7%
Tucuman	90	2.2%	41	9.2%	45.6%
Total	4,131	100%	444	100.0%	10.7%

Source: Argentine Central Bank

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

Banking regulation and supervision

Central Bank supervision

Liquidity and solvency requirements

Since September 1994, the Central Bank has supervised the Argentine financial entities on a consolidated basis. Such entities must file periodic consolidated financial statements that reflect the operations of their head office or controlling entities, as well as those of their branches in Argentina and abroad, and of their significant subsidiaries, whether domestic or foreign. Accordingly, requirements in relation to liquidity and solvency, minimum capital, risk concentration and loan loss provisions, among others, should be calculated on a consolidated basis.

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

Under Central Bank Rules regarding “Minimum Capital Requirements for Financial Institutions,” (the “Minimum Capital Regulations”) the holdings of a commercial bank in the capital stock of third parties, including participations in mutual funds, shall not exceed 60% of the Computable Regulatory Equity (“RPC”¸ as per its acronym in Spanish) of such commercial bank. In addition, the total amount of a commercial bank’s holdings, considered as a whole, in (i) unlisted shares, excluding holdings in companies that provide complementary services to the financial activity and holdings in state-owned companies that provide public services, (ii) listed shares and mutual fund shares that do not trigger minimum capital requirements on a market risk bases, and (iii) publicly traded shares that do not have a “market price available to the general public,” is limited to 15% of such commercial bank’s RPC. For this purpose, a given market price of the shares is considered to be “available to the general public” when market rates that measure the daily volume of significant transactions are available, and the sale of such shares held by such bank would not materially affect the share price.

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

Minimum capital requirements

Until July 31, 2026, the minimum capital requirement that financial institutions must maintain shall be equal to the greater of: (i) the basic capital requirement, and (ii) the aggregate of the capital requirements determined for credit risk, market risk — including the requirement applicable to daily positions in the relevant assets — and operational risk.

As from August 1, 2026, the minimum capital requirement that financial institutions must maintain shall be equal to the greater of: (i) the basic capital requirement, and (ii) the aggregate of the capital requirements determined for credit risk (including counterparty credit risk), market risk — including the requirement applicable to daily positions in the relevant assets — and operational risk. For these purposes, positions in financial instruments must be allocated to the banking book (subject to capital requirements for credit risk, counterparty credit risk and operational risk) or to the trading book (subject to capital requirements for counterparty credit risk, market risk and operational risk), in each case in accordance with the Minimum Capital Regulations.

The capital composition to be considered in order to determine compliance with minimum capital requirements is the financial institution’s RPC.

Basic minimum capital

As from May 23, 2024, the basic minimum capital requirement to be observed by financial institutions is as follows:

Banks	Other financial institutions (Except Cooperative Credit Unions)
Ps.5,000 million	Ps.2,500 million

Likewise, financial entities in operation as of Junes 1, 2024, must comply with the basic capital requirement set forth in the table above as of January 1, 2025. From June 1, 2024, until December 31, 2024, such operating entities shall apply the requirements set forth in the following table:

Banks	Other financial institutions (Except Cooperative Credit Unions)
Ps.1,500 million	Ps.700 million

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

Delineation Between the Banking Book and the Trading Book

Effective August 1, 2026, financial institutions must apply the following framework to distinguish between the banking book and the trading book for regulatory capital purposes.

Allocation to the Trading Book

The trading book includes all positions in financial instruments that are held for trading purposes or to hedge positions held for trading. Such positions must be measured at fair value and subject to prudent valuation standards in accordance with the Minimum Capital Regulations .

Positions included in the trading book must not be subject to legal or other restrictions that would prevent their sale, transfer, or effective hedging.

A position is considered held for trading if it is entered into for short-term resale, to benefit from short-term price movements, for arbitrage, or to hedge other trading book positions.

Unless an institution can provide documented justification to the contrary, consistent with its internal policies, the following instruments are presumed to belong in the trading book:

(i)	instruments accounted for at fair value through profit or loss;

(ii)	derivatives arising from market-making activities;

(iii)	certain fund investments that meet applicable transparency, information, and valuation requirements;

(iv)	equity instruments listed on recognized exchanges;

(v)	securitization exposures with identifiable underlying assets and a liquid secondary market;

(vi)	explicit or embedded credit-linked options;

(vii)	underwriting commitments for shares, bonds, or other instruments;

(viii)	instruments that create net short credit risk positions in the banking book; and

(ix)	repurchase or reverse repurchase transactions not included in the banking book.

Allocation to the Banking Book

Any financial instrument that does not meet the criteria for trading book treatment must be assigned to the banking book. This includes, among other items, real estate exposures.

The following positions must be included in the banking book:

(i)	equity instruments not listed on recognized exchanges;

(ii)	retail and SME exposures;

(iii)	exposures temporarily held pending securitization;

(iv)	fund investments not allocated to the trading book;

(v)	derivatives and funds whose underlying assets consist of banking book instruments;

(vi)	instruments used to hedge banking book positions; and

(vii)	repurchase transactions entered into for liquidity management purposes or accounted for at amortized cost.

Supervisory Oversight

The Superintendency may require institutions to demonstrate that positions classified in the trading book are in fact held for trading purposes, or that positions classified in the banking book are not held for trading purposes.

If the supporting evidence is deemed insufficient, the Superintendency may require the reclassification of positions to the appropriate book, subject to the exceptions set forth in the Minimum Capital Regulations.

Reclassification Between Books

Reclassification of positions between the banking book and the trading book is permitted only in exceptional circumstances and must be irrevocable. As a general rule, prior approval from senior management and the Superintendency is required.

Any reduction in capital requirements resulting from a reclassification must continue to be recognized as a capital requirement, must be disclosed in accordance with applicable regulations, and must remain in place until the position is derecognized in the institution’s financial statements.

Governance, Policies and Internal Controls

Institutions must establish and maintain policies, procedures, and controls governing the initial classification and any reclassification of positions between books. These policies must be consistent with regulatory criteria and integrated into the institution’s risk management framework.

Institutions must also implement internal control functions and conduct internal audit reviews at least annually to ensure proper application of classification standards and to assess any exceptional reclassification events.

Internal Risk Transfers

An internal risk transfer refers to the offsetting of risk between the banking book and the trading book, or between positions within the same book.

The Minimum Capital Regulations impose specific conditions on internal transfers of credit risk, interest rate risk, market risk, and counterparty credit risk. These include requirements relating to external hedging, documentation, supervisory approval, and prudential capital treatment.

All internal risk transfers must be properly documented, including identification of the source and magnitude of the risk being transferred. The resulting positions must be subject to the same prudential standards that would apply if the transaction had been executed with an external counterparty.

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

The RPC is determined by the following formula:

RPC = PNb + PNc

Where:

•	RPC: Computable equity liability (total regulatory capital).

•	PNb: Basic net worth (Tier 1 capital), calculated as: PNb = COn1 - CDCOn1 + CAn1 - CDCAn1

•	COn1: Ordinary Tier 1 capital.

•	CDCOn1: Deductible items from ordinary Tier 1 capital.

•	CAn1: Additional Tier 1 capital.

•	CDCAn1: Deductible items from additional Tier 1 capital.

•	PNc: Complementary net worth (Tier 2 capital), net of corresponding deductions (CDPNc).

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

The recognition of these concepts, registered in accounts of other comprehensive income or other accumulated comprehensive income, as appropriate, will be made in accordance with the terms of sections 8.2.1.5. or 8.2.1.6., as the case may be, of the Minimum Capital Regulations.”

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

Deductible Concepts

The above-mentioned items will be considered without certain deductions pursuant to subsection 8.4.1 and 8.4.2 (as applicable) of the Minimum Capital Regulations.

Concepts deductible from COn1 include, among other things:

(i)

the positive difference resulting from comparing the amount of the regulatory provision—derived from the application of the Minimum Capital Regulations—or the accounting provision corresponding to the balance of accounts as of November 30, 2019, whichever is greater, and the accounting provision derived from the application of Section 5.5 “Impairment” of IFRS 9. Before any deduction, the amount of the provision for credit risk related to the “normal situation” portfolio, computed as supplementary net worth, must be absorbed.

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

(xii)	any deficiencies due to insufficient provisions for bad debt risk resulting from the application of Section 5.5. “Impairment of Value” under IFRS 9, as determined by the Superintendency;

(xiii)	any deficiencies due to insufficiency in the calculation of regulatory provisions in accordance with the Minimum Capital Regulations as determined by Superintendency;

(xiv)	equity interests in companies that have the following activities:

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

(xvii)

income from sales relating to securitization transactions, as applicable, pursuant to the provisions of Sections 3.1.4., 3.1.5.1. and 3.1.5.2. of the Minimum Capital Regulations, and from portfolio sales or assignments with recourse. This deduction can be applied as long as the credit risk still persists and to the extent in which the capital requirement for the underlying exposures or the sold or assigned portfolio with recourse is maintained;

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

CAn1 Capital

CAn1 includes certain debt instruments of financial entities not included under COn1 that meet the regulatory criteria established in section 8.3.2 of the Minimum Capital Regulations, and share premiums resulting from instruments included in CAn1. Furthermore, in the case of consolidated entities, it includes instruments issued by subsidiaries subject to consolidated supervision and belonging to third parties, pursuant to applicable regulatory requirements.

The items mentioned in the previous paragraph will be reduced, if applicable, by the deductible concepts described in the previous section (See “Item 4.B. Business Overview—Deductible Concepts”)

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

(5)	After five years, as from the issuance date, the financial entity can buy back the debt instruments if:

(i)	it has the prior authorization of the Superintendency;

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

Complementary Net Worth (NWc or PNc): Tier 2

Tier 2 Capital includes:

(i)	certain debt instruments of financial entities which are not included in Tier 1 Capital and meet the regulatory criteria established in section 8.3.3 of the Minimum Capital Regulations.,

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

The concepts mentioned in the preceding points shall be deducted, if applicable, by the deductible items provided in Section 8.4.2 of the Minimum Capital Regulation.

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

Limits

Section 8 of the Minimum Capital Requirements Regulations sets forth the minimum thresholds applicable to capital integration:

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

RWA: risk weighted assets

RWAc: credit risk weighted assets

MR: minimum capital requirement for market risk

OR: minimum capital requirement for operational risk

Economic Capital

The Central Bank’s “Guidelines for Risk Management of Financial Institutions” (the “Risk Management Guidelines”), require financial institutions to have an integrated global internal process in place to assess the adequacy of their economic capital based on their risk profile (the “Internal Capital Adequacy Assessment Process” or “ICAAP”), as well as a strategy aimed at maintaining their regulatory capital. If, as a result of this internal process, it is found that the regulatory capital is insufficient, financial institutions must increase regulatory capital based on their own estimates to meet the regulatory requirement.

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

As part of its review of compliance with Central Bank regulations, including the Minimum Capital Regulation and “Consolidated Supervision,” the Superintendency assesses the institution’s internal economic capital adequacy process. If the Superintendency determines that the results of the ICAAP conducted by the institution are unsatisfactory, or identifies non-compliance with the conditions and requirements set forth in the applicable regulations, it may consider adopting a broad range of potential measures, including requiring capital levels above the regulatory minimums or ordering or imposing additional actions, such as enhanced supervisory oversight, restrictions on dividend distributions, and the preparation and implementation of a capital restoration plan.

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

MC: minimum capital requirements as provided in Section 1.1 of the Minimum Capital Regulations.

EVE: measure of risk calculated according to a standardized framework foreseen in section 5.4 of the Risk Management Guidelines”

NWb: basic net worth (tier 1 capital)

Group B Entities whose RPC is insufficient to cover the economic capital requirements arising in the first year of application of the simplified methodology will be granted a five-year phase-in period — counted from the year following the adoption of the simplified methodology — to cover the recorded economic capital shortfall (expressed as a percentage), at a minimum cumulative rate of 20% per year of such shortfall.

Requirements applicable to dividend distribution

The Central Bank has imposed restrictions on the payment of dividends, substantially limiting the ability of financial institutions to distribute such dividends subject to compliance with the rules set forth in the regulations on “Earnings Distributions,” by the Central Bank, under the criterion that the amount to be distributed cannot affect the institution’s liquidity and solvency. This requirement shall be deemed satisfied when it is verified that there are no shortfalls in the minimum capital position—both on an individual and consolidated basis.—at the close of the fiscal year to which the retained earnings under consideration relate, or at the last closed position, whichever presents the smaller excess over the requirement, in accordance with the applicable regulatory requirements set forth in the aforementioned regulations.

Such regulations provide that the payment of dividends (other than dividends on common shares), the acquisition of treasury shares, the payment on other tier 1 equity instruments (as determined in accordance with the provisions set forth in the Minimum Capital Regulations) and/or the payment of financial incentives (bonuses) to personnel – in this case, subject to the public order labor regulations (legal, statutory and contractual) governing the financial institutions’ relationships with their personnel– shall be subject to the regulations on “Earnings Distributions.”

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

(6)

The lower level of provisions and the higher RPC resulting from the treatment set forth in section 2 of Central Bank Communication “A” 6946 (as amended), in connection with financing granted to MSMEs for the payment of salaries.

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

•

positive balances due to the application of the minimum presumed income tax – net of allowances for impairment – that have not been deducted from the basic shareholders’ equity, in accordance with the provisions set forth in the Minimum Capital Regulations; and

•	adjustments made in accordance with items 1 to 5 above.

(iv)	The failure to consider the limit set forth in Section 7.2. of the Minimum Capital Regulations.

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

For the determination of distributable results, the increase in computable equity (RPC) resulting from the application of Section 11.4 of the Minimum Capital Regulations must be deducted from the calculations outlined above. Additionally, deductions must be made for lower provisions and higher RPC resulting from treatments established in point 2 of Communication “A” 6946 (and amendments) – for financing to SMEs intended for salary payments – in point 2 of Communication “A” 7427, in point 3 of Communication “A” 7659, and in Communication “A” 7928 – which postponed until January 1, 2025, on an optional and irrevocable basis for Group B and Group C financial institutions (as classified at the relevant time), that are not branches or subsidiaries of foreign banks designated as globally systemically important banks (“G-SIB”), the application of Section 5.5 of IFRS 9.

Pursuant to Communication “A” 8410, dated March 19, 2026, until December 31, 2026, financial entities holding prior authorization from the Central Bank may distribute results in three equal, non-cumulative monthly installments, beginning on the third business day of May and of each month in which a payment is made. The total distributable amount may not exceed 60% of the net income for fiscal year 2025, after deducting the amounts corresponding to the legal and statutory reserves —recorded as of the same date— whose constitution is required. Such distribution of results must be consistent with the information reported under the Reporting Regime for the “Business Plan and Projections and Capital Self-Assessment Report”.

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

The dividend distribution shall be limited whenever the level and composition of the RPC, even when it complies with the minimum capital requirements, is within the range of the capital conservation buffer. This limitation applies solely the dividend distribution, but not the operation of the entity. Entities shall be able to operate normally when levels of COn1 are within the range of conservation buffer, as this does not constitute a breach of the minimum capital requirement. When the COn1 ratio, expressed as a percentage of RWA, falls within the capital conservation buffer range, extended for entities classified as systemically important—the restriction to the results distribution shall be increased whenever the coefficient of COn1 comes close to the minimum required in Section 8.5.1 of the Minimum Capital Regulations.

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

Note:-

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

Each type of asset is weighted according to the level of risk assumed to be associated with it. In broad terms, the weights assigned to the different types of assets are:

Type of Asset	Weighting (%)
Availabilities

Cash held in treasury, in transit (when the financial institution assumes responsibility and risk for transportation), in ATMs.	0

Checking accounts and in special accounts with the Central Bank and payment orders in charge of the Central Bank.	0

Monetary gold or gold bars of “good delivery” held within the entity or another financial institution – provided they are individualized under on an allocated basis clauses – and as long as the assets are backed by liabilities denominated in these forms.	0

Cash items in the process of collection (checks and drafts for collection), cash in armored cars and in custody at financial institutions	20

Exposure to governments and central banks

To the Central Bank in Pesos, when its source of funds is in that currency.	0

To the Federal Government and to the provincial and municipal governments and the City of Buenos Aires in Pesos, when their source of funds is in that currency.	0

To the public non-financial sector arising from financing granted to social security beneficiaries or public employees -in both cases with discount code-, to the extent that such transactions are denominated in Pesos, the source of funds is in that currency and the installments of all the entity’s financing with a periodic amortization system do not exceed, at the time of the agreements, thirty percent (30%) of the debtor’s income and/or, as the case may be, of the co-debtors.	0

Type of Asset	Weighting (%)

To the non-financial public sector and the Central Bank. Other(3)

AAA to AA-	0

A+ to A-	20

BBB+ to BBB-	50

BB+ to B-	100

Below B-	150

Unrated	100

To other sovereign states of their central banks(3)

AAA to AA-	0

A+ to A-	20

BBB+ to BBB-	50

BB+ to B-	100

Below B-	150

Unrated	100

To entities of the non-financial public sector of other sovereign states, in accordance with the credit rating assigned to the corresponding sovereign(3)

AAA to AA-	20

A+ to A-	50

BBB+ to BBB-	100

BB+ to B-	100

Below B-	150

Unrated	100

To the Bank for International Settlements, the International Monetary Fund, the European Central Bank, the European Stability Mechanism, and the European Financial Stability Facility.	0

To the non-financial public sector of the provinces, municipalities and/or the City of Buenos Aires arising from the acquisition of sovereign bonds issued in Pesos by the central administration, when they do not have any one of the guarantees described in the regulations on “Financing to Non-Financial Public Sector,” pursuant to the credit rating assigned to the respective jurisdiction.(3)

AAA to AA-	20

A+ to A-	50

BBB+ to BBB-	100

BB+ to B-	150

Below B-	200

Unrated	200

Exposure to the Multilateral Development Banks (MDB)

Exposure to entities that, in the judgment of the Basel Committee on Banking Supervision, meet the eligibility criteria outlined in international standards.	—

Type of Asset	Weighting (%)

Other

• AAA to AA-	20

• A+ to A-	30

• BBB+ to BBB-	50

• BB+ to B-	100

• Below B-	150

• Unrated	50

Exposure to local financial institutions

Exposure to financial institutions by financial entities in Group 1 (SCRA) - Grade A(1)

Risk weight applicable to short-term exposures	20

General risk weight	40

Exposure to financial institutions by financial entities in Group 1 (SCRA) - Grade B(1)

Risk weight applicable to short-term exposures	50

General risk weight	75

Exposure to financial institutions by financial entities in Group 1 (SCRA) - Grade C(1)

Risk weight applicable to short-term exposures	150

General risk weight	150

Exposure to financial institutions by financial entities in Group 2

Short-term exposures	20

Other	100

Exposure to companies

Investment-grade companies	65

SMEs (Small and Medium Enterprises) not meeting the criteria set in Section 2.8.3 of the Minimum Capital Regulations	85

Specialized financing for large infrastructure projects - pre-operational stage	130

Others	100

Retail exposures

Regulatory Transactional Retail Exposures	45

Regulatory Non-Transactional Retail Exposures	75

Non-Regulatory Retail Exposures	100

Exposures guaranteed by reciprocal guaranty companies (sociedades de garantía recíproca) or public security funds registered with the registries authorized by the Central Bank	50

Mortgage-Backed Exposures - Regulatory Exposures with Mortgage Collateral on Residential Real Estate(2)

Regarding credit support that does not exceed 55% of the property’s value	20

On the amount exceeding 55% of the property’s value, the Counterparty Risk Weighting will apply

Mortgage-Backed Exposures - Exposures with mortgage collateral, regulatory on commercial properties. (2)

Up to the amount equivalent to 55% of the property value, the risk weighting of 60% or the Counterparty Risk Weighting will apply, whichever is lower.

For the amount exceeding 55% of the property value, the Counterparty Risk Weighting will apply.

Exposures with non-standard mortgage collateral.	150

Type of Asset	Weighting (%)

Exposures in Default Situations(4)

Regulatory mortgage-backed exposures on residential real estate.	100

Exposures or portions not covered by credit risk mitigants under Section 5 of the Minimum Capital Regulations, other than those covered in the previous item

With specific provisions lower than 20% of the outstanding balance.	150

With specific provisions equal to or greater than 20% but lower than 50% of the outstanding balance.	100

With specific provisions equal to or greater than 50% of the outstanding balance.	50

Exposures to instruments (non-deductible portion of the RPC).

Exposures to Instruments by Group 1 Financial Institutions

Subordinated debt and capital instruments that do not meet the characteristics to be considered as equity shares.	150

Equity shares	250

Exposures to Instruments by Group 2 Financial Institutions

Subordinated debt	150

Capital participations	250

Spot Transactions Pending Settlement (Non-Failed Transactions)	50

Exposures to Natural and Legal Persons Arising from Installment Purchases Made Until November 25, 2021 Using Credit Cards for Overseas Travel Tickets and Other Foreign Tourism Services (Such as Accommodation, Car Rentals, etc.), Whether Directly with the Service Provider or Through Travel Agencies and/or Tourism Platforms.	1,250

Other Assets and/or Off-Balance-Sheet Items(5)	100

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

(3)	Based on ratings from an approved External Credit Assessment Institution (ECAI), such as Standard & Poor’s.

(4)	A portion of the exposures that benefit from credit risk mitigation shall be subject to the provisions set forth in Section 5 of the Minimum Capital Regulations.

(5)

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

Credit Risk Regulation – Large Exposures

General Overview

Central Bank Communication “A” 6599, as amended and restated by Communication “A” 6620, and its consequent modifications (“Communication “A” 6620”), effective as of January 1, 2019, abrogated credit risk fractioning regulations (except for the provisions related to the non-financial public sector) and replaced the former regime by regulating “large exposures to credit risk.” The system seeks to limit the maximum loss that a financial entity may suffer upon the occurrence of an unexpected default of a counterparty or group of connected counterparties who do not belong to the non-financial public sector, therefore affecting its solvency. The regulations regarding the exposures to credit risk must be applied at all times with every counterparty of the entity.

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

However, the determination of the values of exposure to risk recognize the following exceptions:

(i)	intraday interbank exposures;

(ii)	exposures of financial entities with qualifying central counterparties, as defined by the Minimum Capital Regulations;

(iii)	exposures with the Central Bank; and

(iv)	exposures with the Argentine non-financial public sector.

The balances held by financial entities in sight accounts at foreign banks, which temporarily and incidentally arise exclusively from client foreign exchange transactions, shall not be subject to the limits outlined in the “Large Credit Risk Exposures” regulations (the “Large Credit Exposures Regulations”) provided the following conditions are met:

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

Specific criteria for exposures to and/or guaranteed by reciprocal guarantee companies (“SGRs”), public guarantee funds (“FGPs”), and financial entities are as follows: The exposure limit is set at 25%, even when the SGR is linked to the financial entity. This limit is increased by 25 percentage points if the lending financial entity belongs to Group B, provided that the exposures to the SGR (even if linked) or to the FGP do not exceed the basic margin set forth in Section 3.1.1 of the “Credit Rating” regulations.

Additionally, it sets special limits for operating with financial institutions in the country and abroad (the general rule sets it at 25%). This limit will be increased by 75 percentage points when the lending financial entity is a second-tier commercial bank and belongs to Group B. The aforementioned limits will not apply when any of the conditions set out in the following paragraph are met.

When both the lending and borrowing financial entities are rated 4 or 5 by Superintendency, the limit will be 0%. In cases where the borrower is a foreign bank, the limit is 5% if the foreign bank does not hold an international credit rating in the “investment grade” category or fails to meet the other requirements stipulated in Section 3.1 of the “Credit Ratings” regulations.

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

•

Regarding equities and other receivables, the total value of risk exposure in relation to equities not allocated to the trading portfolio, as specified in Section 6.1.2.1 of the Minimum Capital Regulations, must not exceed 15%. Exposures to equity holdings in public utility companies, where holding such shares is necessary to receive services, as well as in companies providing complementary financial services, are excluded from this limit.

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

Regime in Effect Until July 31, 2026

Until July 31, 2026, the capital requirement for market risk shall be the arithmetic sum of the minimum capital requirement for interest rate (trading portfolio), stock (trading portfolio), exchange rate, commodities and options risks (trading portfolio). To meet this capital requirement, entities must apply a “Standard Measurement Method” based on an aggregate of components that separately capture the specific and general market risks for securities positions.

Minimum capital requirements for market risk must be complied with on a daily basis. The information corresponding to the last day of each month must be submitted to the BCRA on a monthly basis.

The risks subject to this capital requirement include risks arising from positions in financial instruments—securities and derivatives—assigned to the trading book, as well as risks arising from positions in foreign currencies and commodities, regardless of the book to which they are assigned.

The capital requirement for foreign exchange and commodity risk shall apply to the total position in each foreign currency and each commodity. The capital requirement for securities shall be calculated with respect to instruments assigned to the trading book, which must be prudently valued at market prices (marked to market) or using model-based valuations (marked to model). Instruments whose yield is determined by reference to the Coeficiente de Estabilización de Referencia (“CER”) shall be treated as fixed-rate instruments.

Items that must be deducted for purposes of calculating RPC, regardless of the book in which they are recorded, shall be excluded from the computation of the market risk capital requirement.

For these purposes, the trading book comprises positions in financial instruments held with trading intent or to hedge other elements of the trading book, provided that trading is unrestricted or that the instrument can be fully hedged. The trading book must be actively managed and subject to daily valuation with adequate precision.

In addition, institutions must separately calculate and hold capital for counterparty credit risk arising from derivatives and securities financing transactions recorded in the trading book, applying the methods and risk weights applicable to exposures recorded in the banking book, and must maintain clearly defined policies and procedures for assigning exposures to the trading book.

Regime in Effect as of August 1, 2026

As of August 1, 2026, the capital requirement for market risk shall be equal to the arithmetic sum of the capital charges for interest rate risk, equity risk, foreign exchange risk, and commodity risk, each multiplied by the applicable fixed scalar.

For its determination, institutions must apply the standardized approach established by the BCRA for each type of risk. Options positions shall be incorporated according to their underlying instrument and added to the relevant capital charge prior to the application of the applicable scalars.

The risks subject to this requirement include positions in financial instruments—securities and derivatives—assigned to the trading book, as well as positions in foreign currencies and commodities, regardless of the book to which they are assigned. Positions must be prudently valued at market prices or using models, as applicable, and instruments indexed to the CER shall be treated as fixed-rate instruments.

The market risk capital requirement must be calculated on a daily basis and satisfied at the close of each business day in accordance with the Minimum Capital Regulations.

Minimum capital requirement for Interest Rate Risk. Until July 31, 2026, the capital requirement for interest rate risk must be calculated in respect of any debt securities and other instruments accounted for as part of the trading portfolio, including any non-convertible preferred shares. As of August 1, 2026, the capital requirement for interest rate risk must be calculated with respect to all instruments assigned to the trading book whose value is sensitive to changes in market interest rates. This includes all fixed- and floating-rate debt instruments and instruments that behave as such, including non-convertible preferred shares, as well as derivatives. In addition, a capital charge for options on debt instruments must be included, calculated in accordance with the specific treatment provided in the Minimum Capital Regulations. This capital requirement is calculated by adding two separately calculated requirements: first, the specific risk involved in each instrument, either a short or a long position, and second, the general market risk related to the effect of interest rate changes on the portfolio. A set off of the long and short positions held in different instruments will be allowed.

Minimum capital requirement for positions in stock. Until July 31, 2026, the capital requirement for the risk of holding equity positions in the trading portfolio applies to both long and short positions in ordinary shares, convertible debt securities that function like shares and any call or put options for shares, as well as any other instrument with a market behavior similar to that of shares, excluding non-convertible preferred shares, which are subject to the minimum capital requirement for interest rate described in the preceding paragraph. Long and short positions in the same security may be computed on a net basis. As of August 1, 2026, the capital requirement applies to long and short positions in common shares, convertible debt instruments that behave like equities, commitments to purchase or sell shares, and any other instrument with equity-like behavior (such as equity or equity index futures, forwards and swaps), excluding non-convertible preferred shares, which remain subject to the interest rate risk capital charge, as well as options on equities and equity indexes.

Minimum capital requirement for exchange rate risk: The capital requirement for exchange rate risk establishes the minimum capital required to hedge the risk involved in maintaining positions in foreign currency, including gold. To calculate the capital requirement for exchange rate risk, entities must first quantify its exposure in each currency, and then estimate the risks inherent in the combination of long and short positions in different currencies.

Minimum capital requirement for commodities risk: The capital requirement for commodities risk establishes the minimum capital required to hedge the risk involved in maintaining positions in commodities (precious metals, except for gold). For the purposes of these regulations, a commodity is defined as any physical product that is traded or negotiable on a secondary market. To calculate the capital requirements, each position in a commodity (spot and forward) must be expressed in terms of the corresponding standard unit of measurement (barrels, kilograms, grams, etc.), and following the rules set forth in the regulations on “Large Exposure to Credit Risk.”

Minimum capital requirement for positions in options: Entities that only purchase options — provided that the market value of the total options in the portfolio does not exceed 5% of their previous month’s RPC — or whose positions in sold options are fully covered by positions in purchased options with exactly the same contractual terms, may use the simplified method outlined in the regulations on “Large Exposure to Credit Risk.” In all other cases, they must use the delta-plus method, provided for in said regulation.

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

Furthermore, pursuant to the Minimum Capital Regulations, in the event of a daily capital deficiency with respect to market risk capital requirements, excluding the last day of the month, arising from the calculation of requirements for interest rate, exchange rate, or equity risks, the financial institution must restore the capital and/or reduce its financial asset positions until compliance with the required standard is achieved. The institution will have a period of ten business days, starting from the first deficiency, to rectify the situation.

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

Financial institutions generally rely on three lines of defense, the degree of implementation of which must be commensurate with the nature, size, and complexity of the institution’s operations, and aligned with its risk profile.

•	The first line of defense lies within the business units, which are responsible for identifying and assessing operational risks.

•

The second line of defense consists of the independent operational risk management function, which provides an objective perspective on the material operational risks identified by the business units, evaluates the design and effectiveness of key controls, and assesses risk tolerance.

•

The third line of defense—typically carried out by internal or external audit—ensures that the operational risk management framework is appropriate. It is tasked with reviewing the design and implementation of the operational risk management systems and associated governance processes in both the first and second lines of defense, as well as the validation processes in place to guarantee their independence and consistent application in accordance with the institution’s policies.

Where both first and second line functions coexist within a business unit, institutions must clearly document and delineate the responsibilities of each function, emphasizing the independence of the second line.

Financial entities are charged with implementing an efficient OR management system following the Risk Management Guidelines. A solid system for risk management must have a clear assignment of responsibilities within the organization of financial entities. Thus, the regulation describes the roles prepared by each level of the organization in managing of OR (such as the roles of the Board of Directors, senior management and the business units of the financial institution).

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

(a)

Identification and assessment: the identification process should consider both internal and external factors that could adversely affect the development of the processes and projections created according to the business strategies defined by the financial institution. Financial entities should use internal data, establishing a process to register frequency, severity, categories and other relevant aspects of the OR loss events. This should be complemented with other tools, operational risk self-assessments (including the analysis of inherent and residual risk), operational risk event databases, event management systems, monitoring frameworks and control testing, metrics, scenario analysis, and benchmarking and comparative assessments.

(b)

Monitoring: an effective monitoring process is necessary for quickly detecting and correcting deficiencies in the policies, processes and procedures for managing OR. In addition to monitoring operational loss events, banks should identify forward-looking indicators that enable them to act upon these risks appropriately.

Financial institutions must maintain a robust control environment, supported by sound internal policies, procedures, systems, and controls, as well as effective risk mitigation and/or risk transfer strategies. Internal controls must ensure operational efficiency, asset protection, the reliability of financial reporting, and compliance with applicable laws and regulations.

A strong control framework should include risk assessments, control activities, information and communication mechanisms, and monitoring processes. Controls must also address operational resilience, proper segregation of duties, conflict of interest management, and specific safeguards such as periodic reconciliations, access controls, training programs, and mandatory leave policies.

Where internal controls prove to be insufficient, they may be supplemented through risk transfer tools, such as insurance, always under the oversight of the Board of Directors. In addition, institutions must manage risks associated with the outsourcing of services through proper due diligence processes, clearly defined contractual agreements, monitoring mechanisms, and contingency plans.

Financial institutions must also establish Business Continuity Plans (“BCPs”) designed to ensure operational continuity and minimize losses in the event of severe disruptions. BCPs must be aligned with the institution’s operational resilience framework, formally approved by the Board of Directors, and involve all three lines of defense.

Such plans must be based on scenario analyses and include impact assessments, recovery procedures, activation thresholds, and communication protocols. BCPs should address both internal and external critical functions, and must be tested on a regular basis, kept up to date, supported by role-specific training, and reported to senior management and the Board.

Technology and Information Security Risk Management. Financial institutions are required to implement a robust technology and information security risk management program, consistent with the broader operational risk management framework. This program must address the identification, assessment, mitigation, and continuous monitoring of risks, while ensuring the confidentiality, integrity, and availability of systems and data.

The program must align with the institution’s risk appetite and applicable regulatory requirements, be tested and updated regularly, and be supported by threat intelligence. Institutions must also be prepared to respond to disruptive events—including cybersecurity incidents and large-scale remote access failures—and must ensure the timely updating of systems, secure application development, and the implementation of appropriate user access management processes.

Transparency. Financial institutions must publicly disclose, on a regular basis through their websites or reports, their assessment of operational risk management practices and their exposure to such risk. These disclosures must be proportionate to the size and complexity of the institution’s operations and should include material loss events, risk management frameworks, and corporate governance practices. The institution must adopt a formal disclosure policy, approved by senior management and the Board of Directors, and subject to periodic review to ensure the adequacy and effectiveness of the published information.

The following is a summary of the key regulatory requirements applicable to financial institutions in the area of operational risk management.

For the purposes of the provisions set forth in this section, financial institutions shall be classified into Group 1 and Group 2. Institutions that undergo a change in classification—pursuant to the criteria outlined in the preceding sections—shall have a period of six months to implement the specific requirements applicable to the new group to which they belong.

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

The BIC is determined by the following expression: BIC = Σ BIi x αi

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

•	When n equals zero (n=0), the entity must comply with a requirement equivalent to the limit set in Section 7.3 of regulations on the Minimum Capital Regulations.

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

The requirement determined through application of the formula described above may not exceed:

(i)

20%, in the case of Group A entities, of the average over the preceding 36 months—prior to the month to which the requirement relates—of the minimum capital requirement for credit risk, expressed in constant currency of the month preceding the calculation;

(ii)

17%, in the case of Group B entities, of the average over the preceding 36 months—prior to the month to which the requirement relates—of the minimum capital requirement for credit risk, expressed in constant currency of the month preceding the calculation.

The maximum cap set forth above shall be reduced to 11% where the financial institution has received a rating of 1, 2, or 3, in accordance with the assessment issued by Superintendency in connection with its most recent inspection, with respect to all of the following aspects: the institution as a whole, its information technology systems, and the performance of the officers responsible for evaluating its internal control systems.

Where the financial institution has received a rating of 1 or 2 in all of the aforementioned aspects, the maximum cap shall be further reduced to 7%. For these purposes, the most recent rating notified shall be taken into account for purposes of calculating the requirement to be met in the third month following the month in which such notification is received.

The monthly minimum capital requirement for operational risk applicable to Group 1 and Group 2 financial institutions for the first month shall be equal to 10% of the aggregate capital requirements for credit risk and market risk—calculated, in the case of market risk, based on positions as of the last day of that month.

From the second month through the thirty-sixth month, the monthly requirement shall be equal to 10% of the average of the capital requirements determined for the months elapsed up to and including the calculation period, based on the aforementioned risks, in accordance with the following formula:

Minimum cash reserve requirements

The minimum cash reserve requirement requires that a financial institution keep a portion of its deposits or obligations readily available and not allocated to lending transactions and it is included in the Central Bank “Rules of Minimum Cash,” as amended and supplemented from time to time (the “Minimum Cash Requirements Regulations”).

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

Minimum cash reserve obligations exclude (i) amounts owed to the Central Bank, (ii) amounts owed to local financial institutions, (iii) obligations owed to foreign banks — including parent companies and controlling entities of local institutions and their branches — arising from financial lines granted by non-related parties (as defined in Section 1.2.2 of the Large Credit Exposures Regulations), foreign credit lines designated for the financing of foreign trade transactions, and obligations owed to multilateral development banks, (iv) cash purchases pending settlement and forward purchases, (v) cash sales pending settlement and forward sales (whether or not related to repurchase agreements), (vi) overseas correspondent banking operations, (vii) demand obligations for money orders and transfers from abroad pending settlement to the extent that they do not exceed a three business day term as from their deposit; and (viii) demand obligations with business for the sales made by debt, prepaid, credit and/or purchase cards.

The liabilities subject to these requirements shall be computed based on the principal amounts actually traded, including, where applicable, quotation differences (whether positive or negative). Accordingly, accrued interest and premiums—whether due or not yet due—on said liabilities shall be excluded, to the extent such amounts have not been credited to an account or otherwise made available to third parties, as well as, in the case of UVA- and UVI-denominated time deposits, the amount accrued as a result of increases in the value of such units.

Passive repurchase transactions (repos) and borrower-side securities lending (cauciones bursátiles tomadoras) shall be computed on the basis of their combined net position, provided that such position is negative (borrower), where they share the same maturity and are conducted against a central counterparty (CCP) in a market authorized by the CNV.

The minimum cash requirement is determined on the basis of the average of the daily balances of the obligations covered:

•

balances recorded at the close of each day during the period preceding their fulfillment, in the case of Peso-denominated requirements, except for Peso deposits held in accounts of payment service providers offering payment accounts (“PSPCPs”) in which clients’ funds are deposited; and

•

balances recorded at the close of each day of each calendar month, in the case of foreign currency requirements, securities, and Peso deposits held in PSPCP accounts in which clients’ funds are deposited.

Averages shall be calculated by dividing the sum of daily balances by the total number of days in each relevant period. On days with no recorded activity, the balance as of the immediately preceding business day shall be carried forward.

The requirement shall be calculated and met separately for each currency and/or each security or monetary regulation instrument in which the covered obligations are denominated.

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

For foreign currency transfers exceeding the maximum term of three business days, the requirement is allocated to the respective currency. If historical data is unavailable (e.g., for new entities), current period data must be used for calculations.

The table below shows the percentage rates that should be applied to determine the required minimum cash reserve requirement for financial institutions, depending on whether:

(i)

the financial entities are included in Group “A,” as provided by Section 4 of the BCRA rules on “Authorities of Financial Institutions” (the “Authorities Rules”), and/or branches or subsidiaries of foreign banks are classified as systemically important (G- SIB) not included in that group; or

(ii)	the remaining financial entities.

Section 4 of the Authorities Rules classifies financial institutions into Group A or Group B. The classification is based on an indicator equal to the sum of: (i) the average total assets for the 12 consecutive months from October of the second preceding year through September of the preceding year; and (ii) the average daily deposit balances for the same 12-month period, in each case as reported under the applicable regulatory reporting regimes.:

•	Group “A” institutions for which the indicator is equal to or greater than 1% of the aggregate indicator for the Argentine financial system (the “Group A Entities”);

•	Group “B” institutions not included in Group A (the “Group B Entities”).

Pursuant to Central Bank Communication “A” 8367, the Bank is a Group A financial entity.

The indicator is calculated on an individual basis, except for controlling financial institutions subject to consolidated supervision, in which case it is determined on a consolidated monthly basis.

The classification into Group A and Group B is made annually and applies for the calendar year following the year in which the indicator is calculated. Newly licensed financial institutions are deemed to be Group B Entities until sufficient information is available to perform the calculation described above.

The following figures arise from Central Bank Communication “A” 8301, as amended.

	Rate in %
	Group A and G-SIB not included in that group		Remaining financial institutions
Item	Pesos	Foreign Currency	Pesos	Foreign Currency
1- Checking account deposits and demand deposits opened at credit cooperatives	45	25	20	25

2- Savings account, salary/social security accounts, special accounts (except for deposits included on items 7, 10 and 15 of this table), and other demand deposits and liabilities, pension and social security benefits credited by ANSES pending collection and immobilized reserve funds for liabilities covered by the Minimum Cash Requirements Regulations	45	25	20	25

3- Unused balances of advances in checking accounts under executed overdraft agreements	45	25	20	25

4- Deposits in checking accounts of non-bank financial institutions, computed for purposes of meeting their required minimum cash reserve	100	—	100	—

5-  Time deposits, liabilities under “acceptances” (including responsibilities for sale or transfer of credits to agents different from financial institutions), fixed-term investments with the option of early cancellation (excluding those covered under item 12 of this table) or renewal for a specified period (with variable remuneration), and other fixed-term liabilities, except deposits included in items 7, 9 and 11 of this table, as well as debt securities (including notes), classified according to their residual maturity:

(i) Up to 29 days	28.5	23	14.5	23

(ii) From 30 days to 59 days	17.5	17	10.5	17

(iii) From 60 days to 89 days	7.5	11	5.5	11

(iv) From 90 days to 179 days	3.5	5	3.5	5

(v) From 180 days to 365 days	3.5	2	3.5	2

(vi) More than 365 days	3.5	—	3.5	—

6- Liabilities arising from foreign financial credit lines — not structured as time deposits or as the purchase of debt securities (which are subject to the requirement set forth in item 5 of the table) — obtained from related parties, as defined in Section 1.2.2 of the Large Credit Exposures Regulations, according to their original maturity:to:	0	—	0	—

(i) Up to 179 days	—	20	—	20

(ii) More than 179 days	—	—	—	—

	Rate in %
	Group A and G-SIB not included in that group		Remaining financial institutions
Item	Pesos	Foreign Currency	Pesos	Foreign Currency

7. Demand and time deposits made upon a court order with funds arising from cases pending before the court, and the related immobilized balances

(a) Demand deposits	22	15	10	15

(c)According to their residual maturity

(i) Up to 29 days	25.5	15	13.5	15

(ii) From 30 days to 59 days	17.5	15	10.5	15

(iii) From 60 days to 89 days	7.5	15	5.5	15

(iv) More than 90 days	3.5	15	3.5	15

8- Fixed-term investments formalized through non-transferable registered certificates in Pesos, held by public sector entities that have the right to exercise an early cancellation option within less than 30 days from their issuance.	28.5		14.5

9- Fixed-term deposits and investments in UVA and UVI— including savings accounts and debt securities (including notes) in UVA and UVI— classified according to their residual maturity.

(i) Up to 29 days	10.5	—	10.5	—

(ii) From 30 days to 59 days	8.5	—	8.5	—

(iii) From 60 days to 89 days	6.5	—	6.5	—

(iv) More than 90 days	3.5	—	3.5	—

10- Severance Fund for Workers in the Construction Industry and for Workers covered by Law No. 20,744, denominated in UVA	10.5		10.5

11- Deposits and fixed term investments created in the name of minors for funds they receive freely	3.5		3.5

12- Peso-denominated demand deposits and fixed-term investments with an early termination option exercisable from the date the investor may exercise such option, which constitute the assets of money market mutual funds.	40		40

13- Reverse repurchase agreements and securities lending transactions – as liabilities – classified according to their remaining term. (1).

(i) Up to 29 days	40	23	40	23

(ii) From 30 days to 59 days	35	17	35	17

(iii) From 60 days to 89 days	35	11	35	11

	Rate in %
	Group A and G-SIB not included in that group		Remaining financial institutions
Item	Pesos	Foreign Currency	Pesos	Foreign Currency

(iv) From 90 days to 179 days	35	5	35	5

(v) From 180 days to 365 days	35	2	35	2

(vi) More than 365 days	35	—	35	—

14- Deposits in Pesos in accounts PSPCP in which the funds of their clients are deposited	100	—	100	—

15- Deposits in special accounts:

15.1. In Pesos (“Special accounts for holders with agricultural activity” and “Special accounts for exporters”).	3.5		3.5

15.2. In U.S. dollars (“Special accounts to credit export financing”).	—		—

(1)	The values reported for foreign currency operations apply solely to reverse repurchase agreements as liabilities.

Financial entities may meet the requirement in Pesos – both for the period and on a daily basis – with “National Treasury Bonds in Pesos, maturing May 23, 2027,” “National Treasury Bonds in Pesos, maturing November 23, 2027,” and with the national government securities in Pesos specified in the following paragraph, up to the following limits:

(a)	Five percentage points above the rates set forth in item 8, in subsections (i) and (ii) of item 5, and in paragraph (a) and subsections (i) and (ii) of paragraph (b) of item 7.

(b)	Two percentage points above the rates set forth in subsection (iii) of item 5 and subsection (iii) of paragraph (b) of item 7.

(c)	Forty-five percentage points of the rate specified in item 14 of the preceding table.

(d)	Entities classified in Group A and branches or subsidiaries of G-SIBs not included in that group: five percentage points above the rates set forth in items 1 through 3 of the preceding table

Integration with Public Securities. Financial entities may meet the minimum cash requirement in Pesos – both for the period and on a daily basis – with Central Bank Liquidity Bills (“LELIQ”), Central Bank Notes (“NOBAC”), and national government bonds in Pesos – including those adjusted by CER and with dual-currency returns (BONO DUAL), excluding those linked to the evolution of the US dollar and Liquidity Fiscal Bills (“LeFi”) – provided that the residual maturity at the time of integration does not exceed 760 calendar days, acquired through primary subscription, in accordance with the following:

•	Demand deposits referred to in items 1 to 3 of the preceding table:

•	Group A Entities and branches or subsidiaries of G-SIBs not included in such group: up to 0 percentage points of the prescribed rate.

•	Entities not included in the foregoing category: up to 6 percentage points of the prescribed rate.

•

Fixed-term deposits and fixed-term investments—excluding those covered under item 12 of the referenced table—made by holders from the non-financial private and non-financial public sectors, and those referred to in items 7 and 10: the full requirement, except for the percentage points permitted to be met through integration with public securities as provided in the following paragraph.

•

Variable-yield fixed-term investments made by clients engaged in agricultural activities (pursuant to section 2.5.2.2 of Central Bank Regulations on Deposits and Fixed-Term Investments): the full requirement, except for the percentage points permitted to be met through integration with public securities as provided in the following paragraph.

Other placements:

•	Group A Entities and branches or subsidiaries of G-SIBs not included in said group:

i)	up to 9 percentage points of the rate set forth in item (i) of item 5 of the preceding table;

ii)	up to 7 percentage points of the rate set forth in item (ii) of item 5 of the preceding table;

iii)	up to 3 percentage points of the rates set forth in items (i) through (iii) of item 9 of the above-mentioned table; and

iv)	up to 2 percentage points of the rate set forth in item (iii) of item 5 of the preceding table.

•	Entities not included in the preceding paragraph:

i)	up to 3 percentage points of the rates set forth in item (i) of item 5, and in items (i) through (iii) of item 9 of the preceding table;

ii)	up to 2 percentage points of the rate set forth in item (ii) of item 5 of the preceding table.

Financial entities may meet the Peso-denominated requirement with the Peso-denominated national public securities referred to in the preceding paragraph, provided that such securities have an original maturity of no less than 60 days at the time of subscription, as follows:

•

Up to 5.5 percentage points of the rates set forth in items 1 through 3 of the preceding table, using the above-mentioned public securities subscribed through primary issuance on or after August 25, 2025.

•	Up to 3.5 percentage points of the rates set forth in items 5, 7, 8 through 12, 13, and 15, using the above-mentioned public securities subscribed through primary issuance on or after August 25, 2025.

•	Up to 3 percentage points of the rates set forth in items 1 through 3, using the above-mentioned public securities subscribed through primary issuance on or after November 20, 2025.

Additionally, the integration of the minimum cash reserve requirement in Pesos—both periodic and daily—that under the Minimum Cash Requirements Regulations may be fulfilled with Argentine national sovereign debt securities denominated in Pesos—including those indexed to the CER and with dual-currency yield (BONO DUAL), excluding those linked to the U.S. dollar exchange rate—acquired by primary subscription, may be performed with such securities having a residual maturity of not less than 300 days nor more than 730 calendar days at the time of subscription, received in swap operations arranged by the National Government for securities acquired either by primary subscription or in the secondary market.

For purposes of satisfying the requirement with Peso-denominated national public securities, LELIQs and/or NOBACs as provided in this section, such instruments must be valued at market prices—regardless of the valuation criteria applied for accounting purposes—and must be deposited in Subaccount 60 (minimum cash) opened at the Central Registry and Settlement System for Public Debt Instruments, Monetary Regulation Instruments and Financial Trusts (CRYL).

Additionally, for purposes of meeting the Peso-denominated minimum cash requirement provided for under the paragraph “Integration with Public Securities,” LELIQs actually used to post guarantees to cover net debit balances arising from the Peso-denominated clearing processes of electronic clearing houses shall also be admissible, up to a maximum of 50% of the guarantees required for each product.

The minimum cash requirement rates applicable to items 1, 2, 3, 12, and 13 (all Peso-denominated) shall be increased by 5 percentage points from August 19, 2025 through March 31, 2026. This additional requirement shall apply to Group A financial entities and to branches or subsidiaries of G-SIBs not included in such group, and may be met with the public securities referred to in the paragraph “Integration with Public Securities”, provided that such securities are acquired through primary issuance on or after November 20, 2025 and have an original maturity of no less than 60 days at the time of subscription.

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

Participation, in the total of financing operations to SMEs with respect of total of financing operations to the non-financial private sector, in the institution	Deductions (over the total of the concepts included in Pesos)

In%	In%
Less than 4	0.00
From 4 to less than 6	0.50
From 6 to less than 8	0.63
From 8 to less than 10	0.75
From 10 to less than 12	0.88
From 12 to less than 14	1.00
From 14 to less than 16	1.13
From 16 to less than 18	1.25
From 18 to less than 20	1.13
From 20 to less than 22	1.50
From 22 to less than 24	1.63
From 24 to less than 26	1.75
26 or more than 26	1.88

SMEs financing includes purchases of Electronic Credit Invoices and holdings in funds under the “Special Regime for SMEs Mutual Funds.” The percentage of SMEs financing will be based on whether the financing meets the SMEs condition at the time of granting. If the borrower no longer qualifies, only financing up to that point is considered.

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

In addition to the minimum reserve requirements described above, any shortfall in the application of funds corresponding to foreign currency deposits—net of cash balances held at the institution, held in custody with other financial institutions, in transit, or with armored transport companies (“TV”)—identified in a given month shall be included, for an equivalent amount, in the calculation of the minimum reserve requirement for that same period and in the relevant currency. Shortfalls arising from exchange transactions mandated by the National Executive Branch are excluded and, accordingly, may not be offset through purchases of foreign currency. Deposits in “Special Accounts for the Credit of Export Financing” may not be applied toward cash held at the institution, in custody with other financial institutions, in transit, or with armored transport companies (TV) for purposes of compliance with the minimum reserve requirement.

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

These items are subject to review by the Central Bank and may be amended in the future.

Pursuant to the provisions of Communication “A” 8277, financial institutions may carry forward the excess average minimum cash reserve integration in Pesos recorded during the periods from July to October 2025, on a non-cumulative basis, to the position of the month following that which generated the excess, subject to the following limits:

Period	Up to the percentage of the minimum cash reserve requirement in Pesos for the period:
July 2025	4%
August 2025	3%
September 2025	2%
October 2025	1%

Before August 18, 2025, compliance with the minimum cash reserve requirement was measured on the basis of the monthly average of the daily balances of eligible items maintained during the relevant period. Such average was calculated by dividing the aggregate daily balances by the total number of days in the month. Offsetting deficit positions with surplus positions arising from different requirements was not permitted.

Effective August 18, 2025, the BCRA amended the methodology for compliance with the minimum reserve requirement in Pesos, replacing the prior measurement—based on the average of daily balances of eligible items—with a daily measurement framework. As a result, the previously available carryforward mechanisms were discontinued. However, effective as of the February 2026 position, institutions may again make use of the carryforward mechanism provided under the Minimum Reserve Rules for purposes of integrating the Peso reserve requirement. Any such carryforward may not exceed 5% of the applicable requirement and must be fully offset in the immediately following month.

In the event that a reserve requirement transfer has been made pursuant to section 1.7 of the Minimum Cash Requirements Regulations, the applicable requirement shall be the Adjusted Minimum Cash Requirement (EEMA). For the calculation of the transfer of the integration, the amounts transferred from the relevant period will be prorated based on the number of days in the period to which the transfer is applied.

Minimum Daily Integration in Pesos. On no day of the relevant period may the aggregate balance of the items eligible for integration, as recorded at the close of each day, be less than 75% of the period’s minimum cash requirement.

Minimum Daily Integration in Foreign Currency. On no day of the relevant period may the aggregate balance of the items eligible for integration, as recorded at the close of each day, be less than 25% of the total minimum cash requirement, as determined for the immediately preceding period, recalculated based on the requirements and eligible items in effect during the period to which the reserves relate. Such daily requirement shall be 50% where, during the preceding computation period, an average integration shortfall exceeding the permitted carryover margin was recorded.

No minimum daily integration shall be required for deposits in securities and Central Bank monetary regulation instruments.

Non-Compliance

Shortfalls in the integration of the minimum cash requirement in Pesos, foreign currency, and securities and Central Bank monetary regulation instruments, as well as shortfalls in minimum daily integration, shall be subject to a charge payable in Pesos equivalent to three times the Argentina Wholesale Rate (TAMAR) – total banks, as reported for the last business day of the relevant period, or, if unavailable, the most recently published rate. Where shortfalls in the average position and in minimum daily integration occur concurrently within the same period, the higher resulting charge shall apply. For purposes of determining average position shortfalls, the following shall be taken into account: (i) shortfalls for which the carryover option is not exercised, and (ii) shortfalls that cannot be carried forward to the following period because they exceed the permitted margin.

Minimum SMEs Quota

As noted above, financial institutions included in Annex II to Communication “A” 7859, including us, as from April 1, 2024, are required to maintain a quarterly average of daily balances (April–June; July–September; October–December; and January–March of the following year) of covered funding equal to at least 7.5% of the institution’s Peso-denominated deposits from the non-financial private sector that are subject to fractional reserve requirements — excluding the deposits referred to in Sections 3.12 and 3.13 of the BCRA rules on “Savings Deposits, Payroll Accounts and Special Accounts”. Such percentage shall be calculated on the basis of the monthly average of daily balances corresponding to the second month preceding the relevant quarter (i.e., February, May, August and November, respectively).

For Group B Entities, the applicable minimum percentage shall be 25% of the percentage indicated above.

For these purposes, eligible balances include the outstanding residual amounts of financings allocated to: (i) the 2020, 2021, 2021/2022, 2022, 2022/2023, 2023 and 2023/2024 tranches under the BCRA rules on the “Credit Line for Productive Investment for MiPyMEs”; (ii) Sections 7.2.1 and 7.2.2 thereof, provided such financings were disbursed on or before October 15, 2020; and (iii) prior quarters of the present quota.

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

Since the current administration took office, the Central Bank has ceased issuing Leliq and Notaliq instruments. The remaining balances of Leliqs and Notaliqs matured in January 2024 and March 2024, respectively.

Pursuant to the provisions of Communication “A” 8277, financial institutions may carry forward the excess average minimum cash reserve integration in Pesos recorded during the periods from July to October 2025, on a non-cumulative basis, to the position of the month following that which generated the excess, subject to the following limits:

Period	Up to the percentage of the minimum cash reserve requirement in Pesos for the period:
July 2025	4%
August 2025	3%
September 2025	2%
October 2025	1%

In the event that a reserve requirement transfer has been made pursuant to section 1.7 of the Minimum Cash Requirements Regulations, the applicable requirement shall be the Adjusted Minimum Cash Requirement (EEMA). For the calculation of the transfer of the integration, the amounts transferred from the relevant period will be prorated based on the number of days in the period to which the transfer is applied.

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

The NSFR shall be at all times greater than or equal to 1 (NSFR > 1). It shall be supplemented with the assessment made by the Superintendency. The Superintendency may demand the institution to adopt stricter standards to reflect its funding risk profile, also taking into account the assessment made in connection with the Risk Management Guidelines in connection with the institution’s liquidity.

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

The leverage ratio, which must be greater than or equal to 3%, arises from the following expression:

Ratio (as %) = Capital measure / Exposure measure

Where

•	Capital measure: The capital to be considered will be the basic equity (PNb) –Tier 1 capital, as defined in the Minimum Capital Regulations.

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

The compensatory interest rate for credit card-linked financing must not exceed 25% above the average interest rate that the financial institution applied during the immediate previous month, weighted by the corresponding amount of unsecured personal loans granted in the same period. In the case of bank issuers, this refers to the rate the issuer applies to personal loan transactions in local currency for clients, whereas non-bank issuers must refer to the average system rates for such transactions, as published by the Central Bank between the 1st and the 5th of each month. Loans established under programs and/or social assistance measures, which additionally have an interest rate not exceeding the rate published by the Central Bank for deposits of more than one million Pesos for terms between 30 to 35 days, from the third month prior, may be excluded from the base to be averaged. This rate is determined based on the type of financial institution (public or private), increased in accordance with the minimum cash requirement. Additionally, Section16 of Credit Card Law No. 25,065 provides the legal basis for this limitation, establishing that the issuer may not charge compensatory or financial interest exceeding 25% above the applicable personal loan rate, depending on whether the issuer is a bank or a non-bank entity as described above.

Regulations set forth that the fixed-rate loan agreements shall not contain clauses that allow their modification under certain circumstances, unless those modifications come from decisions taken by the competent authority and the variable-rate loan contracts must clearly specify the parameters that will be used for its determination and periodicity of variation.

With respect to credit card transactions, in addition to the foregoing, Section 16 of Credit Card Law No. 25,065 provides that the compensatory or financial interest rate charged by the issuer to the cardholder may not exceed by more than 25% the rate applied by such issuer to personal loans granted in local currency to its customers. In the case of non-bank issuers, the compensatory or financial interest rate charged to the cardholder may not exceed by more than 25% the average rate for personal loan transactions in the financial system, as published by the BCRA between the 1st and the 5th day of each month.

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

The amount of points that the deposit-taking institutions freely agree upon with depositors, which must remain unchanged for the entire term of the deposit agreement.

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

Furthermore, the regulations governing the “National Payment System – Payment Services” establish that the maximum period for financial institutions, Payment Service Providers and Card Processors (Proveedores de Servicios de Pago que ofrecen Cuentas de Pago or PSPCP), and other issuers of open-loop prepaid cards to credit the proceeds of each sale made using such cards to the demand or payment account opened in the name of the affiliated supplier or merchant shall be two business days, counted from the date the corresponding purchase is made by the prepaid cardholder or beneficiary. Additionally, the maximum period for sub-acquirers to credit the amount of payments processed through their intervention to the account in the name of the affiliated supplier or merchant shall not exceed one business day from the date the sub-acquirer receives the funds. The scope of these provisions excludes payment credits processed through sub-acquirers that correspond to: (i) purchases made through e-commerce platforms; and/or (ii) payments via transfers and other immediate transfers, which in all cases must be made available to the payment beneficiary within 15 seconds, even if the payment is processed without the involvement of an administrator of the immediate funds transfer scheme (i.e., under a closed-loop modality).

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

Consequently, UVAs and UVIs coexist and may be used both with respect to bank loans and deposits. The initial value of the UVI was Ps.14.05 (the same as the UVA), representing the cost of construction of one thousandth square meter of housing as of March 31, 2016. As of April 17, 2025 the value of UVI and UVA were Ps.1,355.77 and Ps.1,884.86, respectively.

Both units are amended based on the indices published by the INDEC and the Central Bank on its website.

Foreign Exchange System

On September 1, 2019, with the purpose of strengthening the normal functioning of the economy, the Argentine government reinstated exchange controls. Except for individuals, the new foreign exchange controls apply with respect to access to the foreign exchange market by residents for savings and investment purposes abroad, the payment of external financial debts abroad, the payment of dividends in foreign currency abroad, payments of imports of goods and services, and the obligation to repatriate and settle for Pesos the proceeds from exports of goods and services, among others.

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

Regarding the capacity to extend foreign currency loans, on February 20, 2025, the Central Bank issued Communication “A” 8202, whereby the provisions of section 1.4 of the “Credit Policy” regulations were repealed, and consequently, certain limitations applicable to loans granted by financial institutions using foreign currency resources derived from their liabilities allocated to financial intermediation ceased to be in effect.

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

Secondary market sales of foreign currency–denominated negotiable obligations acquired through primary issuance on or after June 9, 2023 shall not be subject to the offset mechanism set forth in the preceding paragraph, provided that such sales are carried out after 90 consecutive days have elapsed from the date of primary subscription.

Where a financial institution has acquired National Treasury securities denominated in foreign currency through primary issuance on or after December 10, 2025, any secondary market sales that result in a reduction of its FCNGP may be offset only up to the original maturity date of such securities against the net increase in holdings of other foreign currency–denominated National Treasury securities, unless such sale is carried out after 90 consecutive days have elapsed from the date of primary subscription.

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

Negative FCNGP: This position (where liabilities exceed assets) calculated as the daily balance converted into Pesos at the reference exchange rate as of the close of the month preceding the month in which this ratio is calculated, may not exceed 30% of the RPC for the month immediately preceding the relevant period.

Positive FCNGP (assets exceeding liabilities): The Net Global Foreign Currency Position, calculated as the daily balance converted into Pesos at the reference exchange rate as of the close of the month preceding the month in which this ratio is calculated, may not exceed 5% of the RPC for the month immediately preceding the relevant period. Any variation in this position arising from exchange transactions ordered by the National Executive Branch may be covered only through one of the applications provided for in Section 2 of the “Credit Policy” regulations or through foreign exchange forward transactions settled in Pesos.

•	Spot Foreign Currency Position: The spot position includes the net global foreign currency position as previously defined, minus the following:

(i)

The net position in transactions conducted on a term basis, spot-to-settle, futures, options, and other derivative products. For foreign exchange transactions, only those with an original term greater than one business day will be considered.

(ii)	The net position in instruments linked to the evolution of the foreign currency’s value (except those accounted for in item d).

(iii)

The positive difference between the cash balances and the foreign currency resource application deficit – as outlined in Section 1.8 of the Minimum Capital Regulations– measured as the average of daily accumulated balances up to the date of the spot position calculation, provided the cash in hand does not exceed 10% of the foreign currency deposits measured on the previous business day.

(iv)	Pre-financings of exports whose foreign currency funding, for the same amount, is accounted for as liabilities linked to the evolution of the foreign currency’s value.

(v)	The balance of guarantees established for operations with debit, credit, and purchase cards abroad for an amount equivalent to five consecutive days of consumption.

At the entity’s option, the balance of foreign financing received with an original average life of at least 12 months may be excluded from the spot foreign currency position. In any event, this daily position—calculated as the daily balance converted into Pesos at the reference exchange rate as of the close of the month preceding the month in which this ratio is calculated—must remain within a range between an amount equivalent to minus 30% and 0% of the RPC for the month immediately preceding the relevant period. In addition, this position may not increase on the last business day of the month compared to the balance recorded on the immediately preceding day.

The Central Bank allows that the Positive FCNGP may reach up to 30% of the RCP, while the total excess over the general limit originates only as a result of:

a)	National Treasury Bills, as of June 18, 2018, due to:

i)	An increase in the position in U.S. National Treasury bills in U.S. dollars with respect to those held as of June 15, 2018, and/or

ii)	The institution´s position in U.S. National Treasury bills in U.S. dollars as of June 15, 2018, maintained as excess admitted to the current limit as of that date.

iii)	An increase in the position in U.S. National Treasury bills linked to U.S. dollars with respect to those held as of May 13, 2019.

b)

Peso-denominated financings with variable remuneration based on the variation of the U.S. dollar exchange rate, whose purpose is not included in section 2.1 of the Central Bank’s Credit Policy Regulations, granted as of July 10, 2025.

As provided by Communication “A” 7093 (as amended), it includes national treasury bills denominated in foreign currency that the institutions receive in exchange for National Treasury Bills – under Law 27,556 – that they have imputed to this point on the Business Day immediately preceding the day on which they are delivered in exchange.

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

The excesses of these ratios are subject to a charge equal to 3 times the Argentine Wholesale Rate (TAMAR) – total for banks. To determine the charge, the rate provided by the Central Bankwill be applied on the excess amount in Pesos, based on the rate for the last business day of the reporting period, or, if unavailable, the most recent one. If excesses occur concurrently in both the net global position and the spot position, the higher charge will apply.

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

Fixed Assets and Other Items

The Central Bank establishes that fixed assets and other items held by financial institutions must not exceed 100% of the institution’s RPC.

Such fixed assets and other items include:

•	Shares of domestic companies;

•	Various loans;

•	Real estate, machinery, and equipment; and

•	Other assets.

The calculation of these assets shall be based on month-end balances, net of impairments, accumulated amortization, and provisions for uncollectibility.

Failure to comply with this ratio shall result in an increase in the minimum capital requirements equivalent to 100% of the excess over the established limit.

Credit Ratings

As of November 28, 2014, the Central Bank’s Communication “A” 5671 — as supplemented and amended — replaced all prior regulatory provisions regarding credit rating requirements issued by local credit rating agencies. Under the updated rules on “Credit Assessments,” the previously applicable requirements tied to local credit ratings are no longer in effect. Where regulations still call for a minimum international credit rating, the new criteria under the Credit Assessments framework will apply on a complementary basis.

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

Loans exceeding Ps.1,198,966,000, linked to the client’s business or productive activity, are classified as commercial. At the entity’s discretion, commercial loans up to Ps.1,198,966,000 may be grouped with consumer or housing loans, treated as such. Consumer loans are combined with commercial ones to determine classification, with collateral-backed loans weighted at 50%.

This option must apply to the entire portfolio and be outlined in the “Classification and Provision Procedures Manual,” with six months’ notice to the Superintendency for changes.

(2)	Consumer or housing portfolio. Includes:

(a)	Consumer loans (personal, family, professional, for consumer goods, credit card financing).

(b)	Housing loans (purchase, construction, refurbishment).

(c)	Microcredit loans – up to Ps.239,793,200, and microenterprise loans.

(d)	Commercial loans up to Ps.1,198,966,000, with or without preferred collateral, if opted by the entity.

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

(I) Private sector clients whose debt exceeds 2.5% of the entity’s computed equity or Ps.599.483.000, and who have not submitted an affidavit regarding their relationship with the intermediary financial institution. This also applies to clients not evaluated regularly, unless exempted under specific circumstances (e.g., ongoing bankruptcy proceedings).

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

(ii)

On a semi-annual basis, with respect to individually considered clients whose financing at any point is between 1% (or the equivalent of Ps.1,198,966,000, whichever is lower) and less than 5% of the RPC or the financial trust assets for the month preceding the end of the respective period, depending on whether the client is an entity or a financial trust. For these purposes, the group of connected counterparties shall be treated as a single client.

At the close of the first calendar semester, the review must cover at least 50% of the total commercial portfolio, including clients referred to in section 6.3.1. Therefore, to meet this percentage, the review must also include clients whose financing is below 1% of the mentioned RPC or financial trust assets (or the equivalent of Ps.1,198,966,000), proceeding in decreasing order based on the magnitude of their financing.

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

The reassessment must be immediate for clients whose covered financing equals or exceeds 1% of the entity’s computable net worth or the trust’s assets, from the month prior to the occurrence of any of the circumstances mentioned, or the equivalent of Ps.599,483,000, whichever is lower, and within three months for all other included clients.

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

Priority rights of depositors

Under section 49 of the Financial Institutions Law, in the event of judicial liquidation or bankruptcy of a bank all depositors, irrespective of the type, amount or currency of their deposits, will be senior to the other remaining creditors (such as shareholders of the bank), with exceptions made for certain labor liens (section 53 paragraphs (a) and (b)) and for those creditors backed by a pledge or mortgage, in the following order of priority: (a) deposits of up to Ps.50,000 per person (including all amounts such person deposited in one financial entity), or its equivalent in foreign currency, (b) all deposits of an amount higher than Ps.50,000 or its equivalent in foreign currency, and (c) the liabilities originated in commercial lines granted to the financial institution and which directly affect international commerce. Furthermore, pursuant to section 53 of the Financial Institutions Law, as amended, Central Bank claims have absolute priority over other claims, except for pledged or mortgaged claims, certain labor claims, the depositors’ claims pursuant to section 49, paragraph e), items i) and ii), debt granted under section 17, paragraphs (b), (c) and (f) of the Central Bank’s Charter (including discounts granted by financial entities due to a temporary lack of liquidity, advances to financial entities with security interest, assignment of rights, pledges or special assignment of certain assets) and debt granted by the Banking Liquidity Fund backed by a pledge or mortgage.

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

Financial entities must make regular monthly contributions to the FGD equivalent to 0.015% of their monthly average daily balances of the deposits listed in the following paragraph, recorded in the second month prior to the contribution. The Central Bank may require an advance contribution of up to the equivalent of 24 minimum normal contributions, with a notice period of no less than 30 calendar days, to cover the FGD’s resource needs. The first contribution was made on May 24, 1995.

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

The guarantee will cover the return of the deposited capital, interest, adjustments (based on the Reference Stabilization Coefficient, “CER,” for UVA deposits and the Construction Cost Index, “ICC,” for UVI deposits), and exchange rate differences, up to a limit of Ps.50,000,000, accrued until the date of revocation of the authorization or suspension of the entity under Article 49 of the Central Bank’s Organic Charter. For accounts held by two or more individuals, the guarantee limit will be $50,000,000, distributed proportionally among the account holders. The total guarantee for any individual, including accumulated accounts and deposits covered by this scheme, will not exceed the $50,000,000 limit.

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

Financial institutions with economic difficulties

The Financial Institutions Law provides that any financial institution, including a commercial bank, (i) with its solvency or liquidity affected, in the opinion of the Central Bank; (ii) recording deficiencies on the minimum cash reserve requirement during the periods established by the Central Bank; (iii) recording repeated failures to comply with the various limits or technical relations established; or (iv) that could not maintain the minimum asset liability required for its particular class, location or characteristics, must (upon request from the Central Bank and in order to avoid the revocation of its license) prepare a restructuring plan or a remediation and regularization plan. The plan must be submitted to the Central Bank on a specified date, no later than 30 calendar days from the date on which a request to that effect is made by the Central Bank. If the institution fails to submit, secure regulatory approval of, or comply with, a restructuring plan, the Central Bank will be empowered to revoke the institution’s license to operate as such, without prejudice to the application of the penalties provided for in the aforementioned law.

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

Holding Companies

On June 28, 2019, the Central Bank ruled, through Communication “A” 6723, with effect from January 1, 2020, that Group “A” financial institutions which are controlled by non-financial institutions (as in our case in relation with the Bank) shall comply with the Minimum Capital Regulations (please see “Argentine Banking Regulation—Liquidity and Solvency Requirements—Minimum Capital Requirements”), the Major Exposure to Credit Risk regulations (please see “Argentine Banking Regulation—Credit Risk Regulation—Large Exposures”), the Liquidity Coverage Ratio (please see “Argentine Banking Regulation—Liquidity Coverage Ratios”) and the Net Stable Funding Ratio (please see “Argentine Banking Regulation—Liquidity Parameters—Net Stable Funding Ratio”) on a consolidated basis comprising the non-financial holding and all its subsidiaries (excluding insurance companies and non-financial subsidiaries).

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

By means of these rules, PSPs operations are regulated and a specific registry for them was created. Entities that are not eligible to operate as PSPs include legal entities that are not regularly incorporated in the country, or those that, while incorporated abroad as private legal entities, have failed to meet the requirements outlined in the General Companies Law No. 19,550 and its amendments, specifically regarding the regular exercise of activities within their corporate purpose in Argentina. Additionally, entities recognized by the CNV as markets, clearinghouses, or any other type of agents are excluded from operating as PSPs.Furthermore, legal entities whose shareholders, voting rights, or governing and supervisory bodies involve individuals who fall under the provisions of sections a), b), d), e), or f) of Article 10 of the Financial Entities Law, or who have been convicted of crimes such as property offenses, public administration crimes, economic and financial offenses, or offenses against public faith, including violations of privacy or association crimes, are also disqualified. However, this does not apply to shareholdings acquired in securities markets that do not exceed 20% of the capital or voting rights.

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

(2)	QR Management: Managing payments within travel schemes using QR codes (VQR).

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

By means of Communication “A” 7156 (as amended and supplemented from time to time), the Central Bank extended the application of the provisions of the Financial Institutions Law to “Other non- financial credit providers” covered by the rules on “Non-financial credit providers,” and among other measures, it provided that as from February 1, 2021, other non-financial credit providers and non-financial companies issuing credit and/or purchase cards will be subject to the provisions set forth in the rules on “Protection of financial services users,” for the financing they grant.

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

Anti-Money Laundering, Terrorism Financing and Proliferation of Weapons of Mass Destruction Financing Regime

The concept of Money Laundering (“ML”) is generally used to denote transactions aimed at introducing funds from illicit activities into the institutional system and thus transform gains from illegal activities into assets of a seemingly legitimate source.

Terrorist financing (“TF”) consists of providing funds for terrorist activities. This may involve funds raised from legitimate sources, such as personal donations and profits from businesses and charitable organizations, as well as from criminal sources, such as drug trade, weapons and other goods smuggling, fraud, kidnapping and extortion.

Proliferation of Weapons of Mass Destruction Financing (“PF”) consists of providing financial support or resources to assist in the development, manufacture, acquisition, or spread of nuclear, chemical, or biological weapons and their delivery systems, in contravention of national laws or, where applicable, international obligations.

On April 13, 2000, the National Congress passed Law No. 25,246, (subsequently amended and complemented, the “AML/CTF/CPF Law”), which created at the national level the Anti- Money Laundering, Counter- Terrorist Financing and the Financing of Proliferation of Weapons of Mass Destruction Regime (“AML/CTF/CPF Regime”), criminalizing money laundering, creating and designating the Financial Information Unit (“UIF,” for its acronym in Spanish) as the enforcement authority of the regime, while also imposing legal obligations on certain public and private sector entities and professionals (the “Reporting Entities”) to report and cooperate with the UIF.

The UIF is a decentralized agency that operates with autonomy and financial independency under the Argentine Ministry of Justice, and its mission is to prevent and deter the crimes of ML/TF/PF.

The following are certain provisions relating to the Argentine Criminal Code, the AML/CTF/CPF Regime established by the AML/CTF/CPF Law, including regulations issued by the UIF, the CNV and the Central Bank. It is recommended that holders consult their own legal advisors and read the AML/CTF/CPF Law and its complementary regulations.

Money Laundering, Terrorist Financing and Proliferation of Weapons of Mass Destruction in the Argentine Criminal Code

(a)	Money laundering

Section 303 of the Argentine Criminal Code (the “ACC”) defines money laundering as a crime committed whenever a person converts, transfers, manages, sells, encumbers, acquires, conceals or in any other way puts into circulation in the market, property derived from an unlawful act, with the possible consequence that the origin of the original property or the subordinate property acquires the appearance of a lawful origin. Section 303 of the ACC establishes the following penalties:

(i)

If the amount of the transaction exceeds the sum of 150 Minimum, Vital, and Mobile Wages at the time of the events (as of the date of this annual report, this equals Ps.50,220,000), either in a single act or by the repetition of various acts linked to each other, the penalty shall be imprisonment for a term of three to ten years and fines of two to ten times the amount of the illicit transaction. This penalty may be increased by one third of the maximum and half of the minimum, when the perpetrator of the crime:

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

(ii)

Anyone who receives money or other property from a criminal offense for the purpose of applying them in an operation as described above, which gives them the possible appearance of a lawful origin, shall be punished with imprisonment for a term of six months to three years.

(iii)	If the value of the goods does not exceed 150 minimum wages, the penalty shall be a fine of five to 20 times the amount of the illicit transaction.

These provisions shall apply even if the preceding criminal offence was committed outside the scope of applicability of the Argentine Criminal Code, insofar as the criminal offence was also punishable in the place where it was committed.

(b)	Penalties for legal persons

Furthermore, Section 304 of the ACC provides that when the criminal acts have been committed in the name of, or with the intervention of, or for the benefit of a legal person, the following sanctions shall be imposed to the entity jointly or alternatively:

(i)	fine of two to ten times the value of the property subject to the offense;

(ii)	total or partial suspension of activities, which in no case shall exceed ten years;

(iii)	debarment for public tenders or bidding processes or any other State-related activities, which in no case shall exceed ten years;

(iv)	dissolution and liquidation of the legal person when it was created for the sole purpose of committing the offense, or such acts constitute the main activity of the entity;

(v)	loss or suspension of any State benefit that it may have;

(vi)	publication of an extract of the condemnatory sentence at the expense of the legal entity.

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

(i)

To finance the commission of acts which have the aim of terrorizing the population or compelling national public authorities or foreign governments, or agents of an international organization to perform or refrain from performing an act (according to section 41.5 of the ACC);

(ii)	by an organization committing or attempting to commit crimes for the purpose set out in (i);

(iii)	by an individual who commits, attempts to commit or participates in any way in the commission of offenses for the purpose set out in (i);

(iv)

to finance, for themselves or for third parties, the travel or logistics of individuals and/or things to a State other than that of their residence or nationality, or within the same national territory for the purpose of perpetrating, planning, preparing or participating in the purpose set out in (i);

(v)	to finance, for themselves or for third parties, the provision or receipt of training for the commission of offenses for the purpose ser out in (i);

(vi)

to finance the acquisition, production, development, possession, supply, exportation, importation, storage, transportation, transfer, or in any way the use of weapons of mass destruction, of the nuclear, chemical, biological type, their delivery systems, means of delivery and their related materials, including dual-use technologies and goods to commit any of the crimes provided for the ACC or in international regulations.

The penalty for this offense is imprisonment for a term of five to 15 years and a fine of two to ten times the amount of the illicit transaction. Likewise, the same penalties shall apply to legal persons as described for the crime of money laundering.

The same penalty of imprisonment and fine shall apply to anyone who produces, manufactures, develops, possesses, supplies, exports, imports, stores, transports, transfers, employs, or in any way proliferates, increases, reproduces or multiplies the weapons of mass destruction referred to in (vi) above, their means of delivery and related materials intended for their preparation.

The penalties described above will be applied regardless of the occurrence of the crime for which the financing was intended and, if the latter is committed, regardless of whether the goods or money were used for its commission.

These provisions shall apply even if the offense financed or intended to be financed is committed outside the territorial scope of application of the ACC, or, in the cases described in (ii) and (iii), if the organization or individual is located outside Argentine territory, provided that the conduct is also punishable in the relevant jurisdiction.

Reporting Subjects obliged to Inform and Collaborate with the UIF

The AML/CTF/CPF Regime, in line with international AML/CTF/CPF standards, not only designates the UIF as the agency in charge of preventing ML/TF/PF. It also imposes obligations on various public and private sector entities and individuals, designated as Reporting Subjects (“Sujetos Obligados”), to report and cooperate with the UIF.

Pursuant to Section 20 of the AML/CTF/CPF Law, the following, among others, are Reporting Entities before the UIF:

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

Pursuant to Section 21 of the AML Law, Reporting Entities have the following duties::

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

(iii)	refraining from disclosing to customers or third parties any actions taken in compliance with the AML/CTF/CPF Law;

(iv)	registering before the UIF;

(v)	documenting procedures for the prevention of ML/TF/PF establishing internal manuals that reflect the tasks to be developed with a risk based approach;

(vi)

appointing compliance officers within the governing body who shall be responsible before the UIF (in case the obliged entity is an individual, such individual will be considered the compliance officer);

(vii)	obtaining information and determining the purpose and nature of the relationship with the client;

(viii)	determining the risk of money laundering, terrorism financing and financing of proliferation of weapons of mass destruction associated to clients and transactions;

(ix)

carrying out due diligence procedures to (i) determine the risk of money laundering, terrorism financing and financing of proliferation of weapons of mass destruction associated to clients and transactions, and (ii) review transactions during the course of the relationship with the client;

(x)	performing ongoing client due diligence procedures to review transactions throughout the course of the relationship;

(xi)	identifying the individuals who exercise functions of management and representation of the client and those who have powers of disposition;

(xii)	adopting specific measures to mitigate the risk of money laundering, terrorism financing and financing of proliferation of weapons of mass destruction;

(xiii)	having appropriate risk management systems in place to determine whether the client or final beneficial owner is a politically exposed person;

(xiv)	determining the source and legality of funds; and

(xv)	keeping, for ten years, all necessary records of transactions, client files and business communications.

These obligations are supplemented by sector-specific UIF resolutions that establish more detailed and targeted requirements depending on the activity performed by each Reporting Entity. By way of example, Reporting Entities operating in the financial sector are subject to UIF Resolution No. 14/2023 as amended by Resolution 199/2024, while those operating in the capital markets are subject to UIF Resolution No. 78/2023, which set forth more granular rules on matters such as customer due diligence, ongoing monitoring, internal controls and risk mitigation measures. Resolution 14/2023, which sets out specific rules for the financial sector, inter alia, prohibits the maintenance of anonymous accounts or accounts under fictitious names, emphasizes the need to apply enhanced due diligence measures to clients commensurate with the risks identified, and provides for the possibility for financial institutions to rely on third parties to carry out certain due diligence measures.

In addition, the UIF has issued resolutions of general application addressing specific risk factors applicable across all sectors. For example, UIF Resolution No. 35/2023 establishes obligations for reporting entities in relation to politically exposed persons (“PEPs”), while UIF Resolution No. 112/2021 sets forth rules for the identification and verification of beneficial owners. Overall, this framework follows a risk-based approach aligned with FATF recommendations, requiring reporting entities to identify, assess and mitigate their ML/TF/PF risks through proportionate measures.

With respect to PEPs, Resolution No. 35/2023 requires Reporting Entities to assess the level of risk at the time of initiating or continuing a contractual relationship and to apply enhanced, proportionate due diligence measures where appropriate. These measures include, among others: (i) obtaining approval from the Compliance Officer to initiate or continue relationships with foreign PEPs or domestic PEPs classified as high risk; (ii) adopting reasonable procedures to determine whether a client and/or beneficial owner qualifies as a PEP, both at onboarding and on an ongoing basis; (iii) requiring clients to submit sworn statements regarding their PEP status, including updates in the event of any change; and (iv) identifying and documenting the PEP status of beneficial owners, where applicable. The Resolution also regulates the duration of PEP status, establishing a two-year maintenance period, after which Reporting Entities must reassess the risk level based on factors such as the relevance of the public function performed, decision-making authority over funds, and seniority. The same duration applies to persons classified as PEPs due to kinship or close association.

Within their respective regulatory frameworks, the relevant sectoral authorities, such as the CNV and the Central Bank of Argentina, also issue rules applicable to their regulated entities that reflect and operationalize AML/CFT/CPF requirements established by the UIF. In this context, the CNV regulations stipulate, among other provisions, that the Reporting Subjects under its control shall only perform the operations provided for under the public offering system when these operations are performed or ordered by persons constituted, domiciled or resident in countries, domains, jurisdictions, territories or associated states not considered to be non-cooperative or high risk by the FATF. Similarly, they establish payment modalities and control procedures for the reception and delivery of funds from and to clients.

Asset Freezing Regime and Terrorism Financing/Proliferation Financing Reporting Regime

Executive Decree No. 918/2012, as amended, establishes the legal framework and procedures for the reporting of transactions linked to TF/PF, as well as for the freezing of assets related to such activities.

In this context, UIF Resolution No. 207/2025 and 3/2026, regulate the implementation of Executive Decree No. 918/2012 and establish, among other matters: (i) the obligation for Reporting Entities to verify clients are not listed in TF/PF associated lists, including designated by the United Nations Security Council pursuant to Resolution No. 1267 (1999), 1718 (2006), 1737 (2006) or linked to criminal actions under Section 306 of the Argentine Criminal Code; (ii) the procedures for reporting suspicious transactions of TF/PF; and (ii) the administrative procedures applicable to the freezing of assets of natural or legal persons or entities related to TF/PF.

For purposes of facilitating compliance with these obligations, Executive Decree No. 489/2019 created the Public Registry of Persons and Entities Linked to Acts of Terrorism and Its Financing (Registro Público de Personas y Entidades vinculadas a actos de Terrorismo y su Financiamiento – “RePET”), a national public registry that consolidates the relevant United Nations Security Council designations and persons or entities linked to terrorism-related offenses under Argentine law. As of January 2026, this registry does not include designations or lists specifically related to the PF.

Supervision and Administrative Enforcement

The UIF is vested with supervisory and enforcement powers over Reporting Entities and may monitor compliance with AML/CFT/CPF obligations, conduct inspections and request information. In sectors subject to specific regulatory oversight, the UIF carries out its supervisory functions with the assistance of the relevant specific control authorities (“órganos de contralor específico”). In particular, the Central Bank of Argentina assists the UIF with respect to reporting entities in the financial sector, and the National Securities Commission (CNV) assists the UIF with respect to reporting entities operating in the capital markets.

Reporting Entities are subject to administrative sanctions under the AML/CFT/CPF Law for failures to comply with applicable obligations. The UIF is empowered, following administrative proceedings, to impose the following sanctions:

(i) a fine ranging from one to ten times the total value of the assets involved in the transaction in cases of failure to report a suspicious transaction or of reporting it outside the prescribed timeframes and formal requirements; in the case of other infringements consisting of formal non-compliance, a fine ranging from 15 to 2,500 units, updated annually (currently set at ARS 54,140);

(ii) a warning;

(iii) a warning with the obligation to publish the operative part of the resolution; and

(iv) for compliance officers, disqualification for up to five years from performing such functions.

Administrative liability extends both to the reporting entity and to the members of its management body and is subject to a statute of limitations of five years.

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

This Resolution establishes (i) the measures that the Reporting Subjects must take with respect to foreign PEPs or domestic PEPs that have been classified as high risk by the Reporting Party, for example, having the approval of the compliance officer to initiate or continue commercial relations with them; (ii) each Reporting Subject must take reasonable measures to determine whether a customer and/or beneficial owner is a PEP, at the time of initiating or continuing the commercial relationship with them; (iii) the Reporting Subject must require their clients to sign a sworn statement in which they state whether or not they are a PEP, not only at the beginning of the contractual relationship, but also in the event that their status as a PEP is modified (whether they become or cease to be a PEP); (iv) the clients must inform the PEP status of the beneficial owners, if applicable; and (v) the maintenance period of the PEP status is expressly regulated, being set at two years. Once this term has expired, the Reporting Subject shall evaluate the level of risk of the client or beneficial owner, taking into consideration the relevance of the function performed, the power of disposition and/or administration of funds, and the seniority in the public function exercised, among other relevant factors, for the analysis of the level of risk. PEPs due to kinship or closeness will maintain their status for the same time as that of the person with whom they have or have had the relationship.

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

Central Bank Regulations

Pursuant to Central Bank Communication “A” 6399, as amended and supplemented, including without limitation, by Communication “A” 6709, Reporting Subjects must keep—for a period of ten years—written records of the procedure applied in each case for the discontinuation of a client’s operations. Among these records, they shall keep a copy of any notification sent to the customer requesting further information and/or documentation, the corresponding notices of receipt and the documents identifying the officials who took part in the decision, in accordance with the respective procedural manuals.

Our Anti-Money Laundering and Prevention of Terrorist Financing Program

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

The following are the most important components of our Anti-Money Laundering Program:

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

(b)	\We will not enter into any relationship with any individual or entity who cannot prove their true identity.

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

For an extensive analysis of the AML/CTF/CPF Regime and Anti-Bribery and Anti-Corruption Regime in effect as of the date of this annual report, investors should consult legal counsel and read Title XIII, Book 2 of the Argentine Criminal Code and any regulations issued by the UIF, the CNV and the Central Bank in their entirety. For such purposes, interested parties may visit the websites of the Argentine Ministry of Economy, (www.argentina.gob.ar/economia), the Argentine Ministry of Justice (https://www.argentina.gob.ar/justicia), the UIF (www.argentina.gob.ar/uif), the CNV (www.argentina.gob.ar/cnv), or the Central Bank (www.bcra.gov.ar). The information found on such websites is not a part of this annual report.

Alterations to Argentine Regulatory Framework

During 2025, the Argentine government enacted several regulations amending the regulatory framework for financial institutions. These regulations include:

•

Communication “A” 8277 which established the financial institutions may, within certain limits, carry forward to the following month the excess minimum cash integration in Pesos generated between July and October 2025;

•

Communications “A” 8281 and 8289, which increased the minimum cash requirement applicable to demand deposits, term investments with early termination options, repos and passive stock market guarantees in Pesos by 10 percentage points, and reduced by 4 percentage points the portion of the demand deposit requirement in Pesos that can be covered with government securities, effective as of August 1, 2025;

•

Communication “A” 8302, which established that (i) compliance with reserve requirements in Pesos was measured daily instead of on an average monthly basis, effective as of August 18, 2025, (ii) the charge applicable to reserve requirement shortfalls increased from 1.5x the Argentine wholesale rate (Tasa Mayorista de Argentina or “TAMAR”) to 3x TAMAR, (iii) certain situations triggering the need for the submission of an adequation plan are eliminated, (iv) the minimum cash requirement applicable to certain deposits in Pesos, term investments with early termination options, repos and passive stock market guarantees in Pesos, be increased in 5 percentage points, from August 19, 2025, to November 28, 2025 (subsequently extended until March 31, 2025 by Communication “A” 8355), and (v) financial institutions may allocate up to 3 percentage points of their reserve requirements on demand deposits to public securities in Pesos issued by the Argentine Treasury in primary offerings, effective as of August 19, 2025;

•

Communication “A” 8306 which established (i) as of September 1, 2025, an additional 3.5 percentage point reserve requirement on all Peso-denominated liabilities subject to fractional reserve requirements, and (ii) that financial institutions increase by 2 percentage points the allocation of their reserve requirements on certain demand liabilities denominated in Pesos (current accounts, savings accounts, demand accounts, and unused balances of advances) to public securities with a minimum maturity of 60 days issued by the Argentine Treasury in primary offerings;

•

Communication “A” 8350 which established, effective November 1, 2025, an amendment to the method for calculating compliance with the minimum cash requirement in Pesos—moving to a measurement based on the monthly average of the daily balances of eligible items recorded during the applicable period—and further provided that, as from such date, financial institutions must comply with a daily minimum cash requirement in Pesos, determined as the sum of the balances of eligible items recorded at each day’s close, which may not be lower than 95% of the total minimum cash requirement for the period; and

•

Communication “A” 8355, which: (i) as of December 1, 2025, removes the additional 3.5 percentage point reserve requirement on certain demand deposits and investments (including money market mutual funds, reverse repos, and securities lending) previously imposed by Communication “A” 8306; (ii) increases for the liabilities in Pesos, from the same date, the possibility of meeting up to 3.5 percentage points of the minimum cash requirement with government securities issued by the National Treasury (acquired through primary subscription as of August 25, 2025, and with a minimum term of 60 days); (iii) reduces the daily minimum integration of the Peso cash requirement from 95% to 75%, effective December 1, 2025; and (iv) extends until March 31, 2026, the additional 5 percentage point requirement, imposed by Communication “A” 8302, for Group A entities and certain G-SIB branches/subsidiaries, which applies to certain demand deposits and other specified instruments (this requirement may also be met with the aforementioned government securities).

•

Communication “A” 8410, dated March 19, 2026, which provides that, until December 31, 2026, financial institutions holding prior authorization from the Central Bank may distribute profits in three equal, non-cumulative monthly installments, beginning on the third business day of May 2026 and of each month in which a payment is made; establishes that the total distributable amount may not exceed 60% of the net income for fiscal year 2025, net of the amounts corresponding to the legal and statutory reserves — recorded as of the same date — whose constitution is required; and further requires that any such distribution be consistent with the information reported under the “Business Plan and Projections and Capital Self-Assessment Report” reporting regime.

C. Organizational Structure

Subsidiaries and controlled entities

We have eight subsidiaries and controlled entities: (i) Macro Securities, which is a member of the BYMA, and through which we provide investment research, securities trading and custodial services to our customers; (ii) Macro Fiducia, a subsidiary that acts as trustee and provides financial advisory and analysis services; (iii) Macro Fondos, an asset management subsidiary,;(iv) Macro Bank Limited, our subsidiary in the Bahamas through which we primarily provide private banking services; (v) Macro Agro S.A.U., which facilitates access to credit for SMEs by granting guarantees; (vi) Argenpay S.A.U., through which we provide electronic payment services ; (vii) Fintech S.G.R., which facilitates access to credit for micro, small and medium-sized enterprises; and (viii) Alianza S.G.R., which grants guarantees.

	Banco Macro’s direct and indirect interest
Subsidiary / controlled entity	Percentage of Capital Stock	Percentage of possible votes
Macro Securities S.A.U.(1)	100.000%	100.000%
Macro Fiducia S.A.U.(1)	100.000%	100.000%
Macro Fondos S.G.F.C.I. S.A.(1)	100.000%	100.000%
Macro Bank Limited(2)	100.000%	100.000%
Macro Agro S.A.U.(1)	100.000%	100.000%
Argenpay S.A.U.(1)	100.000%	100.000%
Fintech S.G.R.(1)(3)	24.999%	24.999%
Alianza S.G.R.(1)	24.998%	24.998%

Notes:-

(1)	Jurisdiction of incorporation: Argentina
(2)	Jurisdiction of incorporation: The Bahamas
(3)	Structured entity.

D. Property, plants and equipment

Property

Our headquarters consist of 54,971 square meters of office area that we own at Avenida Eduardo Madero 1172, Alem 1110 1st floor, and Juana Manso 555, 1A, 8B, and 9B, in the City of Buenos Aires, and are used by our management, accounting, technology, and administrative personnel. As of December 31, 2025, we have a branch network that consists of 444 branches in Argentina, of which 145 are leased properties.

Our corporate headquarters were designed to take full advantage of natural light and maximize energy efficiency, while also using materials that do not adversely affect the environment, and were built in compliance with the LEED International Sustainability Standards of the “U.S. Green Building Council.” The building has its own environmental policy and an intelligent energy system; it has a state-of-the-art architectural design that prioritizes energy efficiency in accordance with the standards of the LEED sustainable building certification system. In addition to energy efficiency, the tower has a construction mechanism that manages to reduce water consumption through the reuse and controlled use of inputs, thus being considered a building with sustainable criteria and optimization of the use of resources.

Thanks to the process initiated in previous years, during 2022 Banco Macro received the LEED certification for the “Banco Macro Corporate Headquarters,” achieving the LEED GOLD certificate with 64 points.

With the objective of advancing towards new international certifications, we engaged specialized consultants to assess the feasibility of obtaining WELL certification. To this end, the technical team conducted a Performance Test (June 2025) and a Feasibility Study (October 2025), the results of which confirmed that Torre Macro has a concrete likelihood of meeting the required credits to obtain such certification. Implementation of the certification process is subject to approval during the 2026 fiscal year.

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

The following tables show average balances, interest amounts and nominal and real rates for our interest-earning assets and interest-bearing liabilities for the years ended December 31, 2025, 2024, and 2023 based on results adjusted for inflation as of December 31, 2025, as explained in our audited consolidated financial statement.

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

Nd = nominal average rate for foreign currency denominated assets and liabilities for the period;

D = devaluation rate of the Peso to the U.S. dollar for the period; and

I = inflation rate in Argentina for the period based on the variation of the Consumer Price Index.

	2025				2024(1)				2023(1)
	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate
	(In thousands of Pesos)
ASSETS
Interest-earning assets
Cash and Deposits in Banks
Pesos	—	—	0.00%	0.00%	—	—	0.00%	0.00%	—	—	0.00%	0.00%
Foreign currency	601,403,361	17,042,902	7.18%	2.83%	612,014,165	21,225,033	-24.34%	3.47%	658,829,851	19,615,682	50.94%	2.98%
Total	601,403,361	17,042,902	7.18%	2.83%	612,014,165	21,225,033	-24.34%	3.47%	658,829,851	19,615,682	50.94%	2.98%
Loans and other financing Non-financial Public Sector
Pesos	121,813,508	52,261,142	-38.29%	42.90%	38,555,410	17,572,206	-53.25%	45.58%	60,293,002	54,802,878	-38.70%	90.89%
Foreign currency	0	0	0.00%	0.00%	13	0	0.00%	0.00%	0	0	0.00%	0.00%
Total	121,813,508	52,261,142	-38.29%	42.90%	38,555,423	17,572,206	-53.25%	45.58%	60,293,002	54,802,878	-38.70%	90.89%
Other Financial Entities
Pesos	97,057,229	28,683,654	-44.05%	29.55%	45,430,566	10,175,844	-60.69%	22.40%	26,150,362	9,309,342	-56.46%	35.60%
Foreign currency	1,886,740	164,134	13.30%	8.70%	1,659,960	126,929	-21.28%	7.65%	3,977,471	92,256	49.97%	2.32%
Total	98,943,969	28,847,788	-42.96%	29.16%	47,090,526	10,302,773	-59.30%	21.88%	30,127,833	9,401,598	-42.41%	31.21%
Non-financial Private Sector and Foreign Residents
Pesos	7,182,363,920	3,380,568,923	-36.48%	47.07%	4,370,966,661	2,635,930,253	-48.52%	60.31%	5,282,622,310	3,173,474,435	-48.60%	60.07%
Foreign currency	2,204,827,644	149,134,204	11.28%	6.76%	991,323,176	104,657,050	-19.16%	10.56%	411,887,501	11,698,747	50.74%	2.84%
Total	9,387,191,564	3,529,703,127	-25.26%	37.60%	5,362,289,837	2,740,587,303	-43.09%	51.11%	5,694,509,811	3,185,173,182	-41.41%	55.93%
Other Debt Securities
Pesos	3,988,169,370	1,359,811,434	-42.09%	34.10%	2,308,604,513	1,447,935,608	-47.75%	62.72%	3,882,764,606	3,147,716,101	-41.85%	81.07%
Foreign currency	107,490,392	5,057,820	9.14%	4.71%	110,661,777	8,180,198	-21.47%	7.39%	373,302,099	27,083,171	57.21%	7.26%
Total	4,095,659,762	1,364,869,254	-40.75%	33.32%	2,419,266,290	1,456,115,806	-46.55%	60.19%	4,256,066,705	3,174,799,272	-33.16%	74.59%
Repo Transactions
Pesos	27,530,346	12,781,269	-36.76%	46.43%	485,472,150	391,599,824	-41.99%	80.66%	799,135,530	564,096,983	-45.22%	70.59%

	2025				2024(1)				2023(1)
	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate
	(In thousands of Pesos)
Foreign currency	—	—	0.00%	0.00%	—	—	0.00%	0.00%	3,108,802	6,142	46.87%	0.20%
Total	27,530,346	12,781,269	-36.76%	46.43%	485,472,150	391,599,824	-41.99%	80.66%	802,244,332	564,103,125	-44.86%	70.32%
Total interest-earning assets
Pesos	11,416,934,373	4,834,106,422	-38.53%	42.34%	7,249,029,300	4,503,213,735	-47.94%	62.12%	10,050,965,810	6,949,399,739	-45.69%	69.14%
Foreign currency	2,915,608,137	171,399,060	10.36%	5.88%	1,715,659,091	134,189,210	-21.16%	7.82%	1,451,105,724	58,495,998	52.48%	4.03%
Total	14,332,542,510	5,005,505,482	-28.58%	34.92%	8,964,688,391	4,637,402,945	-42.81%	51.73%	11,502,071,534	7,007,895,737	-33.30%	60.93%
Total non interest-earning assets
Pesos	4,082,207,143	—	—	—	6,170,267,877	—	—	—	2,654,914,878	—	—	—
Foreign currency	2,087,831,654	—	—	—	2,657,917,714	—	—	—	5,258,349,888	—	—	—
Total	6,170,038,797	—	—	—	8,828,185,591	—	—	—	7,913,264,766	—	—	—
TOTAL ASSETS
Pesos	15,499,141,516	—	—	—	13,419,297,177	—	—	—	12,705,880,688	—	—	—
Foreign currency	5,003,439,791	—	—	—	4,373,576,805	—	—	—	6,709,455,612	—	—	—
Total	20,502,581,307	—	—	—	17,792,873,982	—	—	—	19,415,336,300	—	—	—
LIABILITIES
Interest-bearing liabilities
Deposits
Non financial Public Sector
Pesos	411,514,662	138,042,556	-42.33%	33.54%	489,155,643	258,936,076	-50.89%	52.94%	450,880,526	354,540,807	-42.64%	78.63%
Foreign currency	98,967,999	2,742,266	7.12%	2.77%	27,362,240	385,898	-25.85%	1.41%	32,085,039	25,177	46.69%	0.08%
Total	510,482,661	140,784,822	-32.74%	27.58%	516,517,883	259,321,974	-49.56%	50.21%	482,965,565	354,565,984	-36.71%	73.41%
Non financial Private Sector and Foreign Residents
Pesos	6,050,874,243	1,660,898,520	-44.96%	27.45%	4,966,075,589	2,152,183,620	-53.97%	43.34%	6,999,901,609	4,177,914,869	-48.72%	59.69%
Foreign currency	2,853,574,471	26,072,841	5.18%	0.91%	1,744,100,837	2,382,086	-26.78%	0.14%	1,352,645,217	385,903	46.62%	0.03%
Total	8,904,448,714	1,686,971,361	-28.89%	18.95%	6,710,176,426	2,154,565,706	-46.90%	32.11%	8,352,546,826	4,178,300,772	-33.28%	50.02%
Financing received from the BCRA and other financial institutions
Pesos	2,154,925	3,071,649	4.75%	142.54%	10,417,850	21,665,786	-1.10%	207.97%	16,036,081	24,582,547	-18.66%	153.30%
Foreign currency	95,491,991	4,806,104	9.47%	5.03%	36,173,251	2,064,447	-22.70%	5.71%	48,259,987	1,912,554	52.38%	3.96%
Total	97,646,916	7,877,753	9.37%	8.07%	46,591,101	23,730,233	-17.87%	50.93%	64,296,068	26,495,101	34.66%	41.21%
Issued Corporate Bonds
Pesos	12,169,526	4,557,335	-40.64%	37.45%	17,432,785	17,473,885	-35.70%	100.24%	16,095,846	3,325,701	-61.25%	20.66%
Foreign currency	384,830,545	32,497,975	13.03%	8.44%	75,491,011	3,979,142	-23.02%	5.27%	35,012,354	1,407,212	52.47%	4.02%
Total	397,000,071	37,055,310	11.38%	9.33%	92,923,796	21,453,027	-25.40%	23.09%	51,108,200	4,732,913	16.66%	9.26%
Subordinated Corporate Bonds
Pesos	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency	568,417,904	36,261,152	10.88%	6.38%	608,348,995	38,713,239	-22.23%	6.36%	613,177,097	40,622,398	56.28%	6.62%
Total	568,417,904	36,261,152	10.88%	6.38%	608,348,995	38,713,239	-22.23%	6.36%	613,177,097	40,622,398	56.28%	6.62%
Repo Transactions									,
Pesos	32,216,147	21,508,859	-27.98%	66.76%	15,280,475	10,876,608	-45.03%	71.18%	36,023,634	39,743,187	-32.46%	110.33%
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—
Total	32,216,147	21,508,859	-27.98%	66.76%	15,280,475	10,876,608	-45.03%	71.18%	36,023,634	39,743,187	-32.46%	110.33%
Total interest-bearing liabilities
Pesos	6,508,929,503	1,828,078,919	-44.68%	28.09%	5,498,362,342	2,461,135,975	-53.51%	44.76%	7,518,937,696	4,600,107,111	-48.24%	61.18%
Foreign currency	4,001,282,910	102,380,338	6.90%	2.56%	2,491,476,334	47,524,812	-25.48%	1.91%	2,081,179,694	44,353,244	49.69%	2.13%
Total	10,510,212,413	1,930,459,257	-25.04%	18.37%	7,989,838,676	2,508,660,787	-44.77%	31.40%	9,600,117,390	4,644,460,355	-27.01%	48.38%
Total non–interest bearing liabilities and shareholders’ equity
Pesos	8,854,169,564				8,662,267,107				8,783,867,929
Foreign currency	1,138,199,330				1,140,768,199				1,031,350,981
Total	9,992,368,894				9,803,035,306				9,815,218,910

	2025				2024(1)				2023(1)
	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate
	(In thousands of Pesos)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY
Pesos	15,363,099,067	—	—	—	14,160,629,449	—	—	—	16,302,805,625	—	—	—
Foreign currency	5,139,482,240	—	—	—	3,632,244,533	—	—	—	3,112,530,675	—	—	—
Total	20,502,581,307	—	—	—	17,792,873,982	—	—	—	19,415,336,300	—	—	—

Note:-

(1)	Figures adjusted for inflation as of December 31, 2025. See “Presentation of certain financial information.”

Changes in interest income and interest expense; volume and rate analysis

The following tables allocate, by currency of denomination, changes in our interest income and interest expense segregated for each major category of interest-earning assets and interest-bearing liabilities into amounts attributable to changes in their average volume and their respective nominal interest rates for fiscal year ended December 31, 2025 compared to the fiscal year ended December 31, 2024 and to the fiscal year ended December 31, 2023, all based on information adjusted for inflation as of December 31, 2025.

	2025	2024(1)	2023(1)	December 2025/ December 2024 Increase (Decrease) Due to Changes in			December 2024 / December 2023 Increase (Decrease) Due to Changes in
	Interest Earned / (Paid)			Volume	Rate	Net Change	Volume	Rate	Net Change
	(in thousand of Pesos)
ASSETS
Interest-earning assets
Cash and Deposits in Banks
Pesos	—	—	—	—	—	—	—	—	—
Foreign currency	17,042,902	21,225,033	19,615,682	(356,336)	(3,825,795)	(4,182,131)	(1,377,660)	2,987,011	1,609,351
Total	17,042,902	21,225,033	19,615,682	(356,336)	(3,825,795)	(4,182,131)	(1,377,660)	2,987,011	1,609,351
Loans and other financing Non-financial Public Sector
Pesos	52,261,142	17,572,206	54,802,878	37,950,391	(3,261,455)	34,688,936	(19,759,866)	(17,470,806)	(37,230,672)
Foreign currency	—	—	—	—	—	—	—	—	—
Total	52,261,142	17,572,206	54,802,878	37,950,391	(3,261,455)	34,688,936	(19,759,866)	(17,470,806)	(37,230,672)
Other Financial Entities
Pesos	28,683,654	10,175,844	9,309,342	11,564,975	6,942,835	18,507,810	6,863,939	(5,997,437)	866,502
Foreign currency	164,134	126,929	92,256	17,407	19,798	37,205	(53,745)	88,418	34,673
Total	28,847,788	10,302,773	9,401,598	11,582,382	6,962,633	18.545.015	6,810,194	(5,909,019)	901,175
Non-financial Private Sector and Foreign Residents
Pesos	3,380,568,923	2,635,930,253	3,173,474,435	1,695,753,427	(951,114,757)	744,638,670	(547,834,762)	10,290,580	(537,544,182)
Foreign currency	149,134,204	104,657,050	11,698,747	128,172,749	(83,695,595)	44,477,154	16,454,831	76,503,472	92,958,303
Total	3,529,703,127	2,740,587,303	3,185,173,182	1,823,926,176	(1,034,810,352)	789,115,824	(531,379,931)	86,794,052	(444,585,879)
Other Debt Securities
Pesos	1,359,811,434	1,447,935,608	3,147,716,101	1,053,444,221	(1,141,568,395)	(88,124,174)	(1,276,130,422)	(423,650,071)	(1,699,780,493)
Foreign currency	5,057,820	8,180,198	27,083,171	(236,658)	(2,885,720)	(3,122,378)	(19,049,126)	146,153	(18,902,973)
Total	1,364,869,254	1,456,115,806	3,174,799,272	1,053,207,563	(1,144,454,115)	(91,246,552)	(1,295,179,548)	(423,503,918)	(1,718,683,466)
Repo Transactions
Pesos	12,781,269	391,599,824	564,096,983	(369,393,847)	(9,424,708)	(378,818,555)	(221,402,192)	48,905,033	(172,497,159)
Foreign currency	—	—	6,142	—	—	—	(6,142)	—	(6,142)
Total	12,781,269	391,599,824	564,103,125	(369,393,847)	(9,424,708)	(378,818,555)	(221,408,334)	48,905,033	(172,503,301)
Total interest-earning assets
Pesos	4,834,106,422	4,503,213,735	6,949,399,739	2,429,319,167	(2,098,426,480)	30,892,687	(2,058,263,303)	(387,922,701)	(2,446,186,004)
Foreign currency	171,399,060	134,189,210	58,495,998	127,597,162	(90,387,312)	37,209,850	(4,031,842)	79,725,054	75,693,212
Total	5,005,505,482	4,637,402,945	7,007,895,737	2,556,916,329	(2,188,813,792)	368,102,537	(2,062,295,145)	(308,197,647)	(2,370,492,792)
LIABILITIES

	2025	2024(1)	2023(1)	December 2025/ December 2024 Increase (Decrease) Due to Changes in			December 2024 / December 2023 Increase (Decrease) Due to Changes in
	Interest Earned / (Paid)			Volume	Rate	Net Change	Volume	Rate	Net Change
	(in thousand of Pesos)
Interest-bearing liabilities
Deposits
Non financial Public Sector
Pesos	138,042,556	258,936,076	354,540,807	(41,080,214)	(79,813,306)	(120,893,520)	30,082,275	(125,687,006)	(95,604,731)
Foreign currency	2,742,266	385,898	25,177	1,009,551	1,346,817	2,356,368	(3,287)	364,008	360,721
Total	140,784,822	259,321,974	354,565,984	(40,070,663)	(78,466,489)	(118,537,152)	30,078,988	(125,322,998)	(95,244,010)
Non financial Private Sector and Foreign Residents
Pesos	1,660,898,520	2,152,183,620	4,177,914,869	470,265,277	(961,550,377)	(491,285,100)	(1,213,664,350)	(812,066,899)	(2,025,731,249)
Foreign currency	26,072,841	2,382,086	385,903	1,612,918	22,077,837	23,690,755	137,327	1,858,856	1,996,183
Total	1,686,971,361	2,154,565,706	4,178,300,772	471,878,195	(939,472,540)	(467,594,345)	(1,213,527,023)	(810,208,043)	(2,023,735,066)
Financing received from the Central Bank of Argentina and other financial institutions							—	—	—
Pesos	3,071,649	21,665,786	24,582,547	(17,184,188)	(1,409,949)	(18,594,137)	(8,611,983)	5,695,222	(2,916,761)
Foreign currency	4,806,104	2,064,447	1,912,554	3,388,146	(646,489)	2,741,657	(480,093)	631,986	151,893
Total	7,877,753	23,730,233	26,495,101	(13,796,042)	(2,056,438)	(15,852,480)	(9,092,076)	6,327,208	(2,764,868)
Issued Corporate Bonds
Pesos	4,557,335	17,473,885	3,325,701	(5,275,152)	(7,641,398)	(12,916,550)	275,912	13,872,272	14,148,184
Foreign currency	32,497,975	3,979,142	1,407,212	16,301,428	12,217,405	28,518,833	1,627,527	944,403	2,571,930
Total	37,055,310	21,453,027	4,732,913	11,026,276	4,576,007	15,602,283	1,903,439	14,816,675	16,720,114
Subordinated Corporate Bonds
Pesos	—	—	—	—	—	—	—	—	—
Foreign currency	36,261,152	38,713,239	40,622,398	(2,561,860)	109,773	(2,452,087)	(349,695)	(1,559,464)	(1,909,159)
Total	36,261,152	38,713,239	40,622,398	(2,561,860)	109,773	(2,452,087)	(349,695)	(1,559,464)	(1,909,159)
Repo Transactions
Pesos	21,508,859	10,876,608	39,743,187	12,054,845	(1,422,594)	10,632,251	(22,884,239)	(5,982,340)	(28,866,579)
Foreign currency	—	—	—	—	—	—	—	—	—
Total	21,508,859	10,876,608	39,743,187	12,054,845	(1,422,594)	10,632,251	(22,884,239)	(5,982,340)	(28,866,579)
Total interest-bearing liabilities
Pesos	1,828,078,919	2,461,135,975	4,600,107,111	418,780,568	(1,051,837,624)	(633,057,056)	(1,214,802,385)	(924,168,751)	(2,138,971,136)
Foreign currency	102,380,338	47,524,812	44,353,244	19,750,183	35,105,343	54,855,526	931,779	2,239,789	3,171,768
Total	1,930,459,257	2,508,660,787	4,644,460,355	438,530,751	(1,016,732,281)	(578,201,530)	(1,213,870,606)	(921,928,962)	(2,135,799,568)

Note:-

(1)	Figures adjusted for inflation as of December 31, 2025. See “Presentation of certain financial information.”

Interest-earning assets: net interest margin and spread

The following table analyzes, by currency of denomination, the levels of our average interest-earning assets and net interest income and illustrates the comparative margins and spreads for each of the years indicated all based on information adjusted for inflation as of December 31, 2025.

	Year Ended December 31,
	2025	2024(1)	2023(1)
	(in thousands of Pesos, except percentages)
Average interest-earning assets
Pesos	11,416,934,373	7,249,029,300	10,050,965,810
Foreign currency	2,915,608,137	1,715,659,091	1,451,105,724
Total	14,332,542,510	8,964,688,391	11,502,071,534

Net interest income(2)
Pesos	3,006,027,503	2,042,077,760	2,349,292,628
Foreign currency	69,018,722	86,664,398	14,142,754
Total	3,075,046,225	2,128,742,158	2,363,435,382

Net interest margin(3)
Pesos	(59.43%)	(58.84%)	(36.66%)
Foreign currency	(25.15%)	(23.18%)	(10.64%)
Weighted average rate	(52.46%)	(52.02%)	(33.38%)

Yield spread real basis(4)
Pesos	6.15%	5.57%	2.55%
Foreign currency	3.46%	4.32%	2.79%
Weighted average rate	(3.54%)	1.95%	(6.29%)

Notes:-

(1)	Figures adjusted for inflation as of December 31, 2025. See “Presentation of certain financial information.”
(2)	Defined as interest earned less interest paid.
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

Remaining maturity of government and private securities

We own, manage and trade a portfolio of securities issued by the Argentine and other governments and private issuers. The following table analyzes the remaining maturities of our investment portfolio as of December 31, 2025 in accordance with issuance terms (before allowances). For further information, see “Item 3—Risk Factors—Argentina’s ability to obtain financing from international markets may be limited or costly, which may impair its ability to implement reforms and public policies and foster economic growth.”

	Maturity date	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 year but within 10 years	Maturing after 10 years	Without due date	Total
		Book Value (in thousands of Pesos, except percentages)
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Local
Government securities:
Argentine Treasury Bonds in Pesos at dual rate	09/15/2026	175,222,819	—	—	—	—	175,222,819
Argentine Treasury Bonds in Pesos at dual rate	06/30/2026	145,650,166	—	—	—	—	145,650,166
Argentine Treasury Bonds in Pesos at dual rate	12/15/2026	125,991,253	—	—	—	—	125,991,253

	Maturity date	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 year but within 10 years	Maturing after 10 years	Without due date	Total
		Book Value (in thousands of Pesos, except percentages)
Argentine Treasury Bonds in Pesos at dual rate	03/16/2026	122,427,407	—	—	—	—	122,427,407
Argentine Treasury Bills in Pesos TAMAR	08/31/2026	39,074,708	—	—	—	—	39,074,708
Argentine Treasury Bonds capitalizable in Pesos	02/13/2026	37,398,950	—	—	—	—	37,398,950
Argentine Treasury Bills in Pesos TAMAR	04/30/2026	27,196,354	—	—	—	—	27,196,354
Argentine Treasury Bonds at a discount in Pesos adjusted by CER	12/15/2026	24,787,126	—	—	—	—	24,787,126
Argentine Treasury Bonds at a discount in Pesos adjusted by CER	12/15/2027	—	24,546,500	—	—	—	24,546,500
Argentine Treasury Bonds at a discount in Pesos adjusted by CER	03/31/2026	22,213,684	—	—	—	—	22,213,684
Others		93,888,345	41,381,391	19,003,198	5,998,385	—	160,271,319

Subtotal local government securities		813,850,812	65,927,891	19,003,198	5,998,385	—	904,780,286
Private securities:
Corporate Bonds YPF SA C043	02/16/2032	—	2,542,777	5,162,610	—	—	7,705,387
Corporate Bonds PSA Finance Argentina C034	12/19/2027	—	6,312,268	—	—	—	6,312,268
Corporate Bonds John Deere Credit Cía. Financiera SA C013	01/04/2026	5,573,667	—	—	—	—	5,573,667
Corporate Bonds Tecpetrol SA C012	11/03/2030	—	4,824,917	—	—	—	4,824,917
Corporate Bonds Vista Energy Argentina SAU C29	06/10/2033	—	—	4,341,029	—	—	4,341,029
Corporate Bonds Transportadora de Gas del Sur SA C003	07/24/2031	—	—	3,706,794	—	—	3,706,794
Corporate Bonds YPF SA C030	07/01/2026	3,526,047	—	—	—	—	3,526,047
Corporate Bonds Cresud S24 C38	03/03/2026	3,434,367	—	—	—	—	3,434,367
Corporate Bonds Vista Energy Argentina SAU C29 Additional	06/10/2033	—	—	2,984,714	—	—	2,984,714
Corporate Bonds Genneia SA C049	12/02/2033	—	—	2,924,954	—	—	2,924,954
Others		16,710,192	11,913,154	11,821,943	516,786	—	40,962,075

Subtotal local private securities		29,244,273	25,593,116	30,942,044	516,786	—	86,296,219

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS(1)		843,095,085	91,521,007	49,945,242	6,515,171	—	991,076,505

OTHER DEBT SECURITIES
MEASURED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME
Local:
Government securities
Argentine Bonds US dollar Step-up	07/09/2030	9,760	39,048	—	—	—	48,808
Subtotal local government securities(2)		9,760	39,048	—	—	—	48,808
Foreign:
Government securities
US Treasury bills	01/06/2026	65,648,357	—	—	—	—	65,648,357

US Treasury bills	01/13/2026	30,614,694	—	—	—	—	30,614,694

US Treasury bills	01/15/2026	14,575,405	—	—	—	—	14,575,405

US Treasury bills	01/27/2026	7,279,120	—	—	—	—	7,279,120

Subtotal foreign government securities		118,117,576	—	—	—	—	118,117,576

	Maturity date	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 year but within 10 years	Maturing after 10 years	Without due date	Total
		Book Value (in thousands of Pesos, except percentages)
TOTAL OTHER DEBT SECURITIES MEASURED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME		118,127,336	39,048	—	—	—	118,166,384

Weighted average rate		2.73%	9.63%		—

MEASURED AT AMORTIZED COST
Local
Government securities:
Argentine Treasury Bonds at a discount in pesos adjusted by CER	06/30/2027	—	3,242,092,349	—	—	—	3,242,092,349
Argentine Treasury Bills in Pesos TAMAR	01/16/2026	437,664,436	—	—	—	—	437,664,436
Argentine Treasury Bills in Pesos TAMAR	08/31/2026	290,547,385	—	—	—	—	290,547,385
Argentine Treasury Bills in Pesos TAMAR	04/30/2026	257,995,575	—	—	—	—	257,995,575
Argentine Treasury Bonds in Pesos	05/23/2026	10,662,191	10,662,190	—	—	—	21,324,381
Province of Buenos Aires Debt Securities variable rate	12/05/2027	11,014,718	—	—	—	—	11,014,718
Province of Córdoba Debt Securities in Pesos C04	12/05/2027	—	9,447,631	—	—	—	9,447,631
Discount Bonds in Pesos 5.83%	12/31/2033	866,163	3,464,636	2,598,477	—	—	6,929,276
Argentine Treasury Bonds in Pesos BADLAR x0.7	11/23/2027	3,080,001	3,080,002	—	—	—	6,160,003
Municipality of Córdoba Government Securities S51	02/13/2027		5,101,631	—	—	—	5,101,631
Others		2,810,384	3,754,808	—	—	—	6,565,192

Subtotal local government securities(3)		1,014,640,853	3,277,603,247	2,598,477	—	—	4,294,842,577

Private securities
Corporate Bonds Newsan SA C022	05/15/2026	2,173,930	—	—	—	—	2,173,930
Fiduciary Debt Securities Megabond Financial Trust S316 CL.A	03/01/2027	—	390,781	—	—	—	390,781
Fiduciary Debt Securities Secubono Financial Trust S243 CL.A	04/28/2026	238,642	—	—	—	—	238,642
Fiduciary Debt Securities Secubono Financial Trust S242 CL.A	03/30/2026	15,629	—	—	—	—	15,629

Subtotal local Private securities		2,428,201	390,781	—	—	—	2,818,982

TOTAL OTHER DEBT SECURITIES MEASURED AT AMORTIZED COST(3)		1,017,069,054	3,277,994,028	2,598,477	—	—	4,297,661,559

Weighted average rate		3.57%	7.09%	8.26%	—	—	—

EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS
Local
A3 Mercados SA (former Mercado Abierto Electrónico SA)		—	—	—	—	25,827,906	25,827,906
C.O.E.L.S.A.		—	—	—	—	3,083,093	3,083,093
Sedesa		—	—	—	—	317,923	317,923
AC Inversora SA		—	—	—	—	207,724	207,724
Rofex Inversora SA		—	—	—	—	239,127	239,127
Pampa Energía SA		—	—	—	—	8,621	8,621

	Maturity date	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 year but within 10 years	Maturing after 10 years	Without due date	Total
		Book Value (in thousands of Pesos, except percentages)
Bolsas y Mercados Argentinos		—	—	—	—	5,815	5,815
Tienda Campo Simple SA		—	—	—	—	5,382	5,382
Argencontrol SA		—	—	—	—	4,388	4,388
Others		—	—	—	—	447	447

Subtotal local		—	—	—	—	29,700,426	29,700,426

Foreign
Banco Latinoamericano de Comercio Exterior SA		—	—	—	—	475,385	475,385
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales		—	—	—	—	59,780	59,780

Subtotal foreign		—	—	—	—	535,165	535,165

TOTAL EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS		—	—	—	—	30,235,591	30,235,591

Notes:-

(1)

In August 2024, we entered into voluntary debt exchange under the terms of section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities involved in such exchange transactions were as follows:

•	Argentine Treasury bonds in Pesos adjusted by CER 4.25%—Maturity 02-14-2025 (T2X5) for a face value of Ps. 2,000,000,000.

Additionally, in January 2025, under the terms of section 2, Presidential Decree No. 846/2024 issued by the Ministry of Economy, we entered into voluntary debt exchange. The security involved in such exchange transaction was as follows:

•	Argentine Treasury bonds in Pesos zero coupon adjusted by CER—Maturity 06-30-2025 (TZX25) for a face value of Ps. 201,356,504,100.
(2)

In February 2025, under the terms of section 2, Presidential Decree No. 846/2024 issued by the Ministry of Economy, the Bank entered into voluntary debt exchange. The security involved in such exchange transaction was as follows:

•	Argentine Treasury bonds in Pesos adjusted by CER 4.25%—Maturity 02-14-2025 (T2X5) for a face value of Ps. 28,282,779,133
(3)

The holding at amortized cost includes Argentine Treasury bonds in Pesos adjusted by CER—Maturity 06-30-2027 acquired in the first quarter of 2024 through primary subscription. In the third quarter of 2024, as a consequence of a reassessment of its monetary position, the Banks’s Management resolved to reduce the position of inflation-adjustable securities through the exercise of put options with the BCRA and to maintain the residual portfolio of the aforementioned security until maturity. On June 11, 2025, all options were rescinded as part of the rescission offer published through Central Bank Comunication “B” 12997.

Loans and other financing portfolio

The following table analyzes our loans and other financing portfolio by type as of December 31, 2025, 2024 and 2023. Due to IFRS 9, as of December 31, 2025, 2024, and 2023, we calculate the allowances included in our financial statements under expected credit losses approach. For further information see note 3 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss” to our audited consolidated financial statements as of December 31, 2025 and 2024.

	As of December 31,
	2025	2024(1)	2023(1)
	(in thousands of Pesos)
To the non-financial government sector	228,468,387	92,000,704	13,511,799
To the financial sector(2)	117,691,168	83,089,000	28,578,300
To the non-financial private sector and foreign residents
Overdrafts(3)	1,516,312,714	693,832,643	762,245,767
Documents(4)	1,709,320,666	1,300,935,776	858,293,985
Mortgages loans	503,010,717	264,856,599	169,893,220
Pledged loans(5)	286,660,226	157,966,045	76,353,149
Consumer loans(6)	4,089,470,285	3,271,172,985	2,024,726,689
Other loans	2,062,399,807	1,349,591,636	926,700,059
Accrued Interest, adjustments, foreign exchange and quoted price differences receivables	736,341,253	593,191,588	630,514,366
Other financing	29,385,240	34,472,259	48,805,685
Less: Unearned discounts	(63,213,034)	(46,824,887)	(133,143,366)
Less: Allowances	(507,532,406)	(162,271,441)	(153,685,227)
Total Loans and other financing	10,708,315,023	7,632,012,907	5,252,794,426

Notes:-

(1)	Figures adjusted for inflation as of December 31, 2025. See “Presentation of certain financial and other information.”
(2)	Includes loans to financial institutions, inter-financing (granted call) and other financing to Argentine financial institutions.
(3)	Includes overdraft lines of credit resulting from checking accounts.
(4)	Includes the face values of drafts, promissory notes and other bills transferred to us by endorsement for which the assignor is liable, whenever the latter is part of the non-financial private sector.
(5)	Includes the principal amounts actually lent of automobile and other collateral granted, for which the obligor is part of the non-financial private sector and productive investment loans.
(6)	Includes personal loans, credit card loans and other consumer loans. Overdrafts to individuals are included under “Overdrafts.”

Maturity composition of the loans and other financing portfolio

The following table analyzes our loans and other financing portfolio as of December 31, 2025, by type and by the time remaining to maturity. Loans are stated before deduction of the allowance for loan losses. We expect most loans to be repaid at maturity in cash or through refinancing at market terms.

	Maturity
	Amount as of December 31, 2025	Within 1 Year	After 1 Year but Within 5 Years	After 5 Years but Within 15 Years	After 15 Years
	(in thousands of Pesos, except percentages)
To the non-financial government sector	228,468,387	126,670,891	101,797,496	—	—
To the financial sector(1)	117,691,168	101,870,730	15,820,438	—	—
To the non-financial private sector and foreign residents	—	—	—	—	—
Overdrafts(2)	1,555,171,290	1,555,171,290	—	—	—
Documents(3)	1,699,582,957	1,643,580,851	56,002,106	—	—
Mortgages loans	924,454,417	119,802,178	186,434,320	440,043,188	178,174,731
Pledged loans(4)	285,211,086	91,394,307	181,654,973	12,161,806	—
Consumer loans(5)	4,194,310,353	2,767,213,693	1,395,932,526	31,164,134	—
Other loans	2,181,698,682	1,649,382,612	469,772,141	47,353,101	15,190,828
Other financings	29,259,089	21,652,442	7,606,647	—	—
Total Loans and other financing	11,215,847,429	8,076,738,994	2,415,020,647	530,722,229	193,365,559
Percentage of total loans and other financing portfolio	100%	72%	22%	5%	2%

Notes:-

(1)	Includes loans to financial institutions, interfinancing (granted call) and other financing to Argentine financial institutions.
(2)	Includes overdrafts lines of credit resulting from checking accounts.
(3)	Includes the face value of drafts, promissory notes and other bills transferred to us by endorsement for which the assignor is liable, whenever the latter is part of the non-financial private sector.
(4)	Includes the principal amount actually lent of automobile and other collateral granted, for which the obligor is part of the non-financial private sector and productive investment loans.
(5)	Includes personal loans, credit card loans and other consumer loans. Overdrafts to individuals are included under “Overdrafts.”

Interest rate sensitivity of outstanding loans and other financing

The following table presents the interest rate sensitivity of our outstanding loans and other financing with maturities over one year as of December 31, 2025:

As of December 31, 2025
(in thousands of Pesos)
Loans and other financing with maturities over one year:
Variable rate
To the non-financial government sector	101,797,496
To the financial sector	15,816,894
To the non-financial private sector and foreign residents	999,514,864
Total	1,117,129,254
Fixed rate
To the non-financial government sector
To the financial sector	3,544
To the non-financial private sector and foreign residents	2,021,975,637
Total	2,021,979,181
Total Loans and other financing with maturities over one year	3,139,108,435
Loans and other financing with maturities of less than one year:
To the non-financial government sector	126,670,891
To the financial sector	101,870,730
To the non-financial private sector and foreign residents	7,848,197,373
Total loans and other financing with maturities of less than one year	8,076,738,994
Total Loans and other financing	11,215,847,429

Analysis of the allowance for loan and other financing losses

The allowances for the year 2025, 2024 and 2023 were calculated based on the ECL according to IFRS.

The table below sets forth the activity in the allowances for loan losses for the years ended December 31, 2025, 2024 and 2023:

	Commercial portfolio	Consumer portfolio	Total
	(in thousands of Pesos)
ECL as of January 1, 2025	19,073,672	143,197,769	162,271,441
Assets originated or purchased	23,838,211	245,241,032	269,079,243
Assets derecognized or repaid	(17,099,673)	(100,768,815)	(117,868,488)
Variations(1)	4,168,044	384,337,163	388,505,207
Amounts Written Off	(49,342)	(110,521,480)	(110,570,822)
Monetary effects	(6,100,572)	(77,783,603)	(83,884,175)
As of December 31, 2025	23,830,340	483,702,066	507,532,406

	Commercial portfolio	Consumer portfolio	Total
	(in thousands of Pesos)(2)
ECL as of January 1, 2024	68,170,268	85,514,959	153,685,227
Assets originated or purchased	12,234,719	98,679,302	110,914,021
Assets derecognized or repaid	(19,406,900)	(14,435,081)	(33,841,981)
Variations(1)	(4,502,045)	31,040,820	26,538,775
Amounts Written Off	(402,554)	(6,889,131)	(7,291,685)
Monetary effects	(37,019,816)	(50,713,100)	(87,732,916)
As of December 31, 2024	19,073,672	143,197,769	162,271,441

	Commercial portfolio	Consumer portfolio	Total
	(in thousands of Pesos)(2)
ECL as of January 1, 2023	18,232,784	79,917,807	98,150,591
Assets originated or purchased	58,841,107	47,241,876	106,082,983
Assets derecognized or repaid	(8,058,130)	(11,679,251)	(19,737,381)
Variations(1)	29,798,734	71,445,145	101,243,879
Amounts Written Off	(1,383,240)	(9,648,195)	(11,031,435)
Monetary effects	(29,260,987)	(91,762,423)	(121,023,410)
As of December 31, 2023	68,170,268	85,514,959	153,685,227

Notes:-

(1)

Represent changes (increases and decreases) to the expected credit loss (ECL) allowance relating to loans and other financing transactions that remained outstanding from the opening of the fiscal period to the end of such period.

(2)	Figures adjusted for inflation as of December 31, 2025. See “Presentation of certain financial and other information.”

In 2025, changes in expected credit loss (ECL) allowance were mainly driven by higher delinquency levels in our consumer portfolio during the period. In 2024 and 2023, changes in expected credit loss (ECL) allowance were mainly driven by growth in our loan portfolio.

The table below presents a reconciliation of the credit loss expense recongnized for 2025, 2024 and 2023 to the line items in the ECL roll forward.

(in thousands of Pesos)
Credit loss expense on financial assets for the year ended December 31, 2025	538,422,387
Credit loss (gain) related to debt securities	279,775
Credit loss expense related to loans and other financing	538,142,612

ECL as of January 1, 2025	162,271,441

Movements of ECL that impact credit loss expense
Credit loss expense related to Asset originated or purchased(1)	269,079,243
Credit loss expense related to Asset derecognized or repaid(2)	(112,637,187)
Credit loss expense related to Asset held during the fiscal year(3)	328,546,555

Subtotal I Credit loss expense	484,988,611

Other movements of ECL that do not impact credit loss expense
Other Movements	54,727,351
Amounts Written Off(4)	(110,570,822)
Monetary Effects for balances	(83,884,175)

ECL as of December 31, 2025	507,532,406

Other charges to Credit loss expense
IAS 29 restatement for results	50,774,969
Charged off Loans(5)	2,371,732
Other Movements	7,300

Subtotal II Credit loss expense	53,154,001

Total Credit loss expenses related to loans and other financing (Subtotal I + Subtotal II)	538,142,612

Credit loss expense on financial assets for the year ended December 31, 2024	142,213,553
Credit loss (gain) related to debt securities	(1,692,324)
Credit loss expense related to loans and other financing	143,905,878

ECL as of January 1, 2024	153,685,227

Movements of ECL that impact credit loss expense
Credit loss expense related to Asset originated or purchased(1)	110,914,021
Credit loss expense related to Asset derecognized or repaid(2)	(30,982,192)
Credit loss expense related to Asset held during the fiscal year(3)	31,761,623

Subtotal I Credit loss expense	111,693,452

Other movements of ECL that do not impact credit loss expense
Other Movements	(8,082,637)
Amounts Written Off(4)	(7,291,685)
Monetary Effects for balances	(87,732,916)

ECL as of December 31, 2024	162,271,441

(in thousands of Pesos)
Other charges to Credit loss expense
IAS 29 restatement for results	31,581,809
Charged off Loans(5)	630,616

Subtotal II Credit loss expense	32,212,425

Total Credit loss expenses related to loans and other financing (Subtotal I + Subtotal II)	143,905,878

Credit loss expense on financial assets for the year ended December 31, 2023	131,684,527
Credit loss (gain) related to debt securities	48,514
Credit loss expense related to loans and other financing	131,636,013

ECL as of January 1, 2023	98,150,592

Movements of ECL that impact credit loss expense
Credit loss expense related to Asset originated or purchased(1)	24,734,821
Credit loss expense related to Asset derecognized or repaid(2)	(18,615,385)
Credit loss expense related to Asset held during the fiscal year(3)	90,352,321

Subtotal I Credit loss expense	96,471,757

Other movements of ECL that do not impact credit loss expense
Other Movements	9,769,562
Amounts Written Off(4)	(11,031,436)
ECL derived from acquired subsidiaries during the year	81,348,162
Monetary Effects for balances	(121,023,410)

ECL as of December 31, 2023	153,685,227

Other charges to Credit loss expense
IAS 29 restatement for results	34,767,749
Charged off Loans(5)	396,506

Subtotal II Credit loss expense	35,164,256

Total Credit loss expenses related to loans and other financing (Subtotal I + Subtotal II)	131,636,013

Notes:-

(1)	It includes the movements in the ECL allowance for assets purchased or originated during the period, which are recognized within the credit loss expense.
(2)	It includes the movements in the ECL allowance for assets derecognized or repaid during the period.
(3)

It includes changes (increases and decreases) to the ECL allowance related to loans and other financing transactions that remained outstanding from the opening of the fiscal period to the end of such period.

(4)

Amounts Written Off: this term refers to the amounts of loans and other financing that are settled in part or in full against the ECL allowance. Write-offs occur after the first month in which the Bank has no reasonable expectations of recovering the financial instrument or a portion thereof. The amounts written off are managed by the Bank through off balance sheet accounts.

(5)

Charged-off Loans: this term refers, to the increase in the credit loss expense recognized in the income statement for the period that does not impact the Expected Credit Loss (ECL) allowance, but instead directly reduces the loans and other financing balance. These charges arise from specific customer circumstances.

As of December 31, 2025, the “Other movements”, which amounted to Ps. 54,727,351 thousand corresponds to loan portfolio sales and foreign exchange effects. These items impact the ECL allowance balance without affecting the credit loss expense.

As of December 31, 2024, the “Other movements”, which amounted to Ps. (8,082,637) thousand corresponds to loan portfolio sales and foreign exchange effects. These items impact the ECL allowance balance without affecting the credit loss expense.

As of December 31, 2023, the “Other movements”, which amounted to Ps. 9,769,562 thousand corresponds to balances derived from acquired subsidiaries during the year, loan portfolio sales and foreign exchange effects. These items impact the ECL allowance balance without affecting the credit loss expense.

The “Monetary Effects for balances” line item in the ECL rollforward presented above includes the impact of changes in the general price level on the ECL allowance balance, measured from the revaluation date to the closing date of each reporting period. This adjustment is calculated by applying a general price index to ensure that the comparative financial statements are presented in terms of the measuring unit current at the end of each reporting period, in accordance with IAS 29.

Ratio of net write-offs

The following table presents the ratio of net write-offs to average loans and other financing by category for the fiscal years ended December 31, 2025, 2024 and 2023.

	As of December 31,
	2025	2024	2023
Overdrafts	0.19%	0.03%	0.02%
Documents	0.21%	0.02%	0.00%
Mortgage loans	0.08%	0.00%	0.00%
Pledged loans	0.04%	0.00%	0.02%

Consumer Loans	2.61%	1.09%	0.91%
Other loans	0.65%	0.17%	0.23%
Other financings	6.02%	1.16%	0.85%

Allocation of the allowances for loans and other financing losses

The following table allocates the allowance for loans and other financing losses by each category of financing and sets forth the percentage distribution of the total allowance for each of the fiscal years ended December 31, 2025, 2024 and 2023.

	As of December 31,
	2025		2024(1)		2023(1)
	(in thousands of Pesos, except percentages)
Overdrafts	38,560,169	7.60%	15,982,684	9.85%	10,292,729	6.70%
Documents	15,841,879	3.12%	7,312,060	4.51%	9,458,972	6.15%
Mortgage loans	21,599,024	4.26%	11,510,540	7.09%	13,563,814	8.83%
Pledged loans	5,393,600	1.06%	2,238,218	1.38%	1,001,892	0.65%
Consumer Loans	362,592,370	71.44%	101,858,385	62.77%	59,204,029	38.52%
Other loans	63,052,434	12.42%	22,320,791	13.76%	59,542,385	38.74%
Other financings	492,930	0.10%	1,048,763	0.65%	621,406	0.40%
Total Allowances	507,532,406	100.00%	162,271,441	100.00%	153,685,227	100.00%

Note:-

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2025. See “Presentation of certain financial and other information.”

Deposits

The following table sets out the composition of each category of deposits that exceeded 10% of average total deposits in each of the years ended December 31, 2025, 2024 and 2023.

	Year Ended December 31,
	2025	2024(1)	2023(1)
	(in thousands of Pesos, except percentages)
Deposits in Domestic Bank Offices
Non-interest bearing Demand Deposits(2)
Average
Pesos	1,434,871,087	1,424,831,481	1,520,392,461
Foreign currency	81,338,489	65,066,482	37,934,438
Total	1,516,209,576	1,489,897,963	1,558,326,899

Non-interest bearing Other Deposits
Average
Pesos	109,251,820	87,858,803	124,847,949
Foreign currency	641,663,290	659,508,212	628,449,940
Total	750,915,110	747,367,015	753,297,889

Savings Accounts
Average
Pesos	1,569,691,881	1,561,773,434	2,024,234,839
Foreign currency	1,515,456,929	1,003,710,755	928,074,617
Total	3,085,148,810	2,565,484,189	2,952,309,456

Average real rate
Pesos	(54.40%)	(62.31%)	(62.01%)
Foreign currency	4.26%	(26.87%)	46.59%
Total	(25.59%)	(48.44%)	(27.87%)

Time Deposits
Average
Pesos	4,892,697,024	3,893,457,798	5,426,547,296
Foreign currency	1,432,994,134	767,122,115	450,784,897
Total	6,325,691,158	4,660,579,913	5,877,332,193

Average real rate
Pesos	(41.71%)	(50.24%)	(43.26%)
Foreign currency	6.23%	(26.65%)	46.68%
Total	(30.85%)	(46.36%)	(36.36%)

Deposits in Foreign Bank Offices
Non-interest bearing Demand Deposits
Average
Pesos	389,700	—	132
Foreign currency	33,554,189	31,080,623	40,675,405
Total	33,943,889	31,080,623	40,675,537

Non-interest bearing Other Deposits
Average
Pesos	—	—	—
Foreign currency	98,869,058	101,042,536	82,851,412
Total	98,869,058	101,042,536	82,851,412

Savings Accounts
Average
Pesos	—	—	—
Foreign currency	—	—	—
Total	—	—	—

Time Deposits
Average
Pesos	—	—	—
Foreign currency	4,091,407	679,002	5,870,741
Total	4,091,407	679,002	5,870,741

Average real rate
Pesos	0.00%	0.00%	0.00%
Foreign currency	25.63%	(1.19%)	46.94%
Total	25.63%	(1.19%)	46.94%

Notes:-

(1)	Figures adjusted for inflation as of December 31, 2025. See “Presentation of certain financial and other information.”
(2)	Non-interest-bearing demand deposits consist of checking accounts.

Deposits by Type of Guarantee

The following table sets forth information regarding deposits by type of guarantee as of December 31, 2025, 2024 and 2023.

	2025			2024(1)			2023(1)
	(in thousands of Pesos)
	With guarantee	Without guarantee	Total	With guarantee	Without guarantee	Total	With guarantee	Without guarantee	Total
Checking accounts	523,174,471	1,126,878,336	1,650,052,807	544,610,541	1,406,102,173	1,950,712,714	369,939,139	1,481,057,650	1,850,996,789
Savings accounts	2,523,854,646	1,940,751,094	4,464,605,740	2,475,573,193	1,960,966,248	4,436,539,441	1,602,426,974	2,392,535,231	3,994,962,205
Time deposits	1,881,504,023	5,221,639,469	7,103,143,492	1,460,438,901	1,465,319,111	2,925,758,012	1,567,364,956	1,564,663,060	3,132,028,016
Investment accounts	1,413,472	23,007,952	24,421,424	53,826	855,261,433	855,315,259	17,789,991	507,524,992	525,314,983
Other	119,519,259	328,895,052	448,414,311	257,834,939	653,804,835	911,639,774	75,087,276	76,182,383	151,269,659
Total deposits	5,049,465,871	8,641,171,903	13,690,637,774	4,738,511,400	6,341,453,800	11,079,965,200	3,632,608,336	6,021,963,316	9,654,571,652

Note:-

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2025. See “Presentation of certain financial and other information.”

All deposits in Pesos and foreign currency placed in participating entities in the form of checking accounts, savings accounts, certificates of deposits or other forms of deposit that the Central Bank may determine from time to time shall be subject to the Deposit Guarantee Insurance System up to the amount of Ps.25,000,000 as of December 31, 2025 and 2024 and Ps.6,000,000 as of December 31, 2023 (in all cases, per depositor), which must meet the requirements provided for in Presidential Decree 540/1995 and other requirements that the regulatory authority may determine from time to time. On the other hand, the Central Bank provided from the exclusion of the guarantee system, among others, of any deposits made by other financial entities, deposits made by persons related to us and securities deposits.

Maturity of Deposits Without Guarantee

The following table sets forth information regarding our deposits without guarantee as of December 31, 2025.

	Total	Within 3 Months	Maturing After 3 but Within 6 Months	After 6, but Within 12 Months	After 12 Months
	(in thousands of Pesos)
Checking accounts
That exceed the guarantee	767,049,396	767,049,396	—	—	—
Without guarantee	359,828,940	359,828,940	—	—	—

Savings accounts
That exceed the guarantee	1,305,426,605	1,305,426,605	—	—	—
Without guarantee	635,324,489	635,324,489	—	—	—

Time deposits
That exceed the guarantee	2,427,448,340	2,170,488,824	128,933,522	125,847,904	2,178,090
Without guarantee	2,794,191,129	2,702,428,280	80,401,181	9,133,121	2,228,547

Investment accounts
That exceed the guarantee	6,095,866	6,029,213	54,555	12,098	—
Without guarantee	16,912,086	16,822,905	89,111	70	—

Other
That exceed the guarantee	250,174,111	250,174,110	—	1	—
Without guarantee	78,720,941	78,720,872	68	1	—

Total Deposits without guarantee	8,641,171,903	8,292,293,634	209,478,437	134,993,195	4,406,637

Return on equity and assets

The following table presents certain selected financial information and ratios for the years indicated.

	Year Ended December 31,
	2025	2024(1)	2023(1)(2)
	(in thousands of Pesos, except percentages)
Net income for the fiscal year attributable to controlling interests	289,494,680	428,193,992	1,667,326,227
Average total assets	20,502,581,307	17,792,873,982	19,415,336,300
Average shareholders’ equity	5,220,133,149	5,334,906,673	5,109,508,815
Shareholders’ equity at the end of the fiscal year	5,234,546,354	5,328,662,213	5,840,268,867
Average shareholders’ equity as a percentage of Average total assets	25.46%	29.98%	26.32%
Net income as a percentage of:
Average total assets	1.41%	2.41%	8.59%
Average shareholders’ equity	5.55%	8.03%	32.63%
Declared nominal dividends(3)	138,956,468	300,000,000	294,130,168
Dividend payout ratio(4)	47.80%	92.27%	50.05%

Notes:-

(1)	Figures adjusted for inflation as of December 31, 2025. See “Presentation of certain financial and other information.”
(2)

Figures recast due to the recognition of a prior period adjustment related to the business combination. See note 14.2. to our audited consolidated financial statements as of December 31, 2025 and 2024.

(3)	Figures not restated
(4)

Declared nominal cash dividends stated as percentage of net income calculated under Central Bank Rules. Net income in nominal value calculated under Central Bank Rules as of December 31, 2023, of Ps. 587,654,845 thousand, as of December 31, 2024, of Ps. 325,132,181 thousand and as of December 31, 2025 of Ps. 290,703,797 thousand.

Interest rate sensitivity

The following table shows the interest rate sensitivity of our interest-earning assets and interest-bearing liabilities based on contractual maturities all based on information adjusted for inflation as of December 31, 2025. Variations in interest rate sensitivity may also arise within the repricing periods presented.

	Remaining Maturity at December 31, 2025
	0-1 Year	1-5 Years	5-10 Years	Over 10 years	Without due date	Total
	(in thousands of Pesos)
Interest-earning assets:
Loans and other financing to non-financial Public Sector	126,822,566	101,603,958	—	—	—	228,426,524
Loans and other financing to other Financial Entities	7,539,125,614	2,146,615,806	165,209,797	511,294,708	—	10,362,245,925
Loans and other financing to non-financial Private Sector and Foreign Residents	101,777,324	15,865,250	—	—	—	117,642,574
Other Debt Securities	1,135,196,390	3,278,033,076	2,598,477	—	—	4,415,827,943
Repo Transactions	181,151,259	—	—	—	—	181,151,259

Total Interest-Earning Assets	9,084,073,153	5,542,118,090	167,808,274	511,294,708	—	15,305,294,225

Interest-bearing liabilities:
Non-financial Public Sector deposits	410,786,972	—	—	—	—	410,786,972
Non-financial Private Sector and Foreign Residents deposits	10,654,736,196	5,285,183	—	—	—	10,660,021,379
Financing received from the BCRA and other financial institutions	152,996,678	246,476	—	—	—	153,243,154
Issued Corporate Bonds	1,360,618	756,223,959	—	—	—	757,584,577
Subordinated Corporate Bonds	588,032,164	—	—	—	—	588,032,164
Repo Transactions	—	—	—	—	—	—

Total Interest-Bearing Liabilities	11,807,912,628	761,755,618	—	—	—	12,569,668,246

Asset (Liability) Gap	(2,723,839,475)	4,780,362,472	167,808,274	511,294,708	—	2,735,625,979
Cumulative Asset/Liability Gap	(2,723,839,475)	2,056,522,997	2,224,331,271	2,735,625,979	2,735,625,979
Cumulative sensitivity gap as a percentage of total interest-earning assets	(17.80%)	13.44%	14.53%	17.87%	17.87%

Interest-earning assets in Pesos
Loans and other financing to non-financial Public Sector	126,822,566	101,603,958	—	—	—	228,426,524
Loans and other financing to other Financial Entities	5,519,461,089	1,838,336,439	161,435,902	501,417,388	—	8,020,650,818
Loans and other financing to non-financial Private Sector and Foreign Residents	101,645,508	15,865,250	—	—	—	117,510,758
Other Debt Securities	1,017,069,054	3,277,994,028	2,598,477	—	—	4,297,661,559
Repo Transactions	181,151,259	—	—	—	—	181,151,259

Total Interest-Earning Assets in Pesos	6,946,149,476	5,233,799,675	164,034,379	501,417,388	—	12,845,400,918

Interest-bearing liabilities in Pesos
Non-financial Public Sector deposits	317,686,566	—	—	—	—	317,686,566
Non-financial Private Sector and Foreign Residents deposits	6,865,774,689	67,968	—	—	—	6,865,842,657
Financing received from the BCRA and other financial institutions	17,786,069	—	—	—	—	17,786,069
Issued Corporate Bonds	—	—	—	—	—	—
Subordinated Corporate Bonds	—	—	—	—	—	—
Repo Transactions	—	—	—	—	—	—

Total Interest-Bearing Liabilities in Pesos	7,201,247,324	67,968	—	—	—	7,201,315,292

Asset (Liability) Gap	(255,097,848)	5,233,731,707	164,034,379	501,417,388	—	5,644,085,626
Cumulative Asset/Liability Gap	(255,097,848)	4,978,633,859	5,142,668,238	5,644,085,626	5,644,085,626
Cumulative sensitivity gap as a percentage of total interest-earning assets	(1.99%)	38.76%	40.04%	43.94%	43.94%

	Remaining Maturity at December 31, 2025
	0-1 Year	1-5 Years	5-10 Years	Over 10 years	Without due date	Total
	(in thousands of Pesos)
Interest-earning assets in foreign currency
Loans to non-financial Public Sector	—	—	—	—	—	—
Loans to other Financial Entities	2,019,664,525	308,279,367	3,773,895	9,877,320	—	2,341,595,107
Loans and other financing to non-financial Private Sector and Foreign Residents	131,816	—	—	—	—	131,816
Other Debt Securities	118,127,336	39,048	—	—	—	118,166,384
Repo Transactions	—	—	—	—	—	—

Total Interest-Earning Assets	2,137,923,677	308,318,415	3,773,895	9,877,320	—	2,459,893,307

Interest-bearing liabilities in foreign currency
Non-financial Public Sector deposits	93,100,406	—	—	—	—	93,100,406
Non-financial Private Sector and Foreign Residents deposits	3,788,961,507	5,217,215	—	—	—	3,794,178,722
Financing received from the BCRA and other financial institutions	135,210,609	246,476	—	—	—	135,457,085
Issued Corporate Bonds	1,360,618	756,223,959	—	—	—	757,584,577
Subordinated Corporate Bonds	588,032,164	—	—	—	—	588,032,164
Repo Transactions	—	—	—	—	—	—

Total Interest-Bearing Liabilities	4,606,665,304	761,687,650	—	—	—	5,368,352,954

Asset (Liability) Gap	(2,468,741,627)	(453,369,235)	3,773,895	9,877,320	—	(2,908,459,647)
Cumulative Asset/Liability Gap	(2,468,741,627)	(2,922,110,862)	(2,918,336,967)	(2,908,459,647)	(2,908,459,647)
Cumulative sensitivity gap as a percentage of total interest-earning assets	(100.36%)	(118.79%)	(118.64%)	(118.24%)	(118.24%)

ITEM 4.A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Financial Presentation

Our accompanying consolidated financial statements as of December 31, 2025 and 2024 have been prepared in accordance with the IFRS Accounting Standards as issued by the IASB.

Additionally, our audited consolidated financial statements as of December 31, 2025 and 2024 and the corresponding figures for previous fiscal years and the financial information included in this annual report for all periods reported have been restated for the changes in the general purchasing power of our functional currency as established by IAS 29. As a result, those consolidated financial statements and selected financial information are stated in terms of the measuring unit current at the end of the reporting period (December 31, 2025). Due to the high inflationary level that has prevailed in Argentina in the recent past, our management has analyzed the conditions established by IAS 29 paragraph 3 for an economy to be considered as hyperinflationary. Based on such analysis, our management considers that there is evidence to determinate Argentina’s economy as ”hyperinflationary” under IAS 29 for accounting periods ending after July 1, 2018. See “—Risk factors—Risks Related to Argentina—High inflation levels could have adverse long-term consequences for the Argentine economy” and note 3 “Basis for the preparation of these consolidated Financial Statements and applicable accounting standards” to our audited consolidated financial statements as of December 31, 2025 and 2024. In this regard, according to the official data published by INDEC, the annual consumer price inflation rate was 31.5% in 2025, 117.8% in 2024, and 211.4% in 2023.

The table below presents a comparison of inflation rates published by INDEC, measured by the Wholesale Price Index (Índice de Precios Mayoristas) (“WPI”) and the CPI, for the fiscal years 2025, 2024, 2023, 2022, and 2021.

	For the Year Ended December 31,
	2025	2024	2023	2022	2021
	(in percentages or amounts as applicable)
Price Indices (1)
WPI	26.2	67.1	276.4	94.8	51.3
CPI	31.5	117.8	211.4	94.8	50.9
Adjustment Indices (2)
CER	676.80	515.51	184.93	73.49	38.64
UVA(3)	1,707.79	1,300.85	463.40	185.32	97.51

(1)	Data for December of each year as compared to December of the immediately preceding year.
(2)	Data for December 31 of each year.
(3)	UVA or Unidad de Valor Adquisitivo (Acquisition Value Unit). See “Introductory Note and Presentation of Financial and Other Information—Certain Defined Terms.”

Macroeconomic Environment

Year 2025

According to the IMF’s estimates, the global economy grew by 3.3% in 2025, a rate similar to the 3.3% recorded in 2024. Global inflation continued to moderate, decreasing from an annual average of 5.8% to 4.1%, moving further away from the peak of 8.6% observed in 2022. The United States recorded growth of 2.1%, while emerging countries expanded at an annual rate of 4.4% over the same period. The Eurozone grew by 1.4%, recovering from the initial impact of the war in Ukraine.

Latin America grew by 2.4% in 2025. Brazil decelerated compared to 2024, recording growth of 2.5% for the year. The Mexican economy registered a weak performance, growing only 0.6% in a context of high uncertainty due to the back-and-forth on tariff policy with the United States, while Uruguay, Chile, and Colombia grew in line with the regional average.

Inflationary pressures continued to decline. According to the IMF, this decrease in inflation is attributable to a weakening of global demand and low energy prices. The latter is explained by a 14.2% decline in oil prices in 2025. Meanwhile, interest rates in the United States continued to decrease in line with the Federal Reserve’s cuts to its policy rate from 4.50% in January 2025 to 3.75% by year-end. In 2026, there will be a renewal of U.S. authorities, and the interest rate is expected to continue declining toward the 3% annual range.

Investment in artificial intelligence contributed strongly to global economic growth during 2025, especially in the United States and Asia. This was reflected in a strong performance of the technology sector, with the S&P tech index reaching a new high of 6,064 points, growing 20% compared to 2024. Nevertheless, doubts persist in the markets as to whether this behavior of financial assets is a bubble driven by AI advances or is justified by the positive impact it will have on productivity improvements.

In turn, 2025 was marked by extreme uncertainty caused in global trade by the aggressive tariff policy of the new Trump administration. During the first half of the year, the relationship with China escalated into an unprecedented tariff war, in which U.S. tariffs reached peaks of 125% before giving way to a tactical truce negotiated in May and ratified at the APEC (Asia-Pacific Economic Cooperation) summit in October. This dynamic not only affected the major powers but also accelerated the regionalization of supply chains (nearshoring) and forced emerging economies to recalibrate their export strategies in a world with higher trade barriers and constantly changing rules. Other countries sought bilateral agreements with the United States, negotiations for which continue to this day.

Unemployment in developed countries remains at very low levels: the rate closed at 4.4% in the United States and 6.4% in the Eurozone. The IMF and other multilateral organizations forecast stable growth for 2026, similar to that of 2025, across most countries. The main risk is that geopolitical instability may end up affecting the global economy, in the form of a new shock to commodity prices or a reversal of capital flows.

On the geopolitical front, 2025 was characterized by the persistence of conflicts that continue to strain global stability and markets, especially commodity markets. In Ukraine, the front entered a phase of stalemate, in a war of attrition heading into its fourth year. In parallel, instability in the Middle East kept the geopolitical risk premium elevated, adding volatility to oil prices.

The 2025 electoral cycle produced results that reshaped the regional and global political map. In Latin America, presidential elections in Chile, Bolivia, Ecuador, and Honduras were decisive and evidenced a shift of electorates toward the center-right. The Chilean case stands out with the victory of candidate Kast. Globally, the early election in Germany following the collapse of the governing coalition and the elections in Canada reflected widespread social discontent over inflation and economic stagnation in developed countries.

The Argentine Economy

Following the significant fiscal and exchange rate adjustment of 2024, the economy entered a recovery path that was sustained in the first months of 2025. However, a combination of decisions and circumstances in both the political sphere and monetary and exchange rate policy introduced a degree of uncertainty that ultimately affected the pace of economic recovery during the second and third quarters of the year. Meanwhile, inflation stagnated at around 2% monthly despite the maintenance of the program’s inflationary anchors, namely the fiscal surplus and exchange rate policy.

The official dollar exchange rate had closed 2024 at Ps.1,033. Starting in February, the Central Bank reduced the crawling peg rate from 2% monthly to 1%, a level closer to U.S. dollar inflation. At the same time, bank credit was growing rapidly, boosting aggregate demand in a context where the supply of goods and services remained insufficient. The summer brought the second-largest real appreciation since the exit from Convertibility, surpassed only by that of late 2015. Between December and March, the current account deficit of the Balance of Payments averaged U.S.$1.3 billion per month. Two-thirds of this was explained by outbound tourism. By mid-April, the Central Bank’s net reserves were negative by U.S.$11 billion.

In April, the Central Bank eliminated most of the existing foreign exchange restrictions without major difficulties. However, facing a scenario of growing market distrust regarding whether the reserves target agreed with the IMF would be met, the Government signed a new agreement with the Fund under which it obtained an immediate disbursement of U.S.$12 billion and a commitment to disburse an additional U.S.$3 billion during the year. In exchange, the Central Bank replaced the rigid exchange rate scheme with a divergent band system with a floor of Ps.1,000 and a ceiling of Ps.1,400, adjustable by 1% per month. Within this range, the dollar would float freely, although the Central Bank reserved the right to intervene during periods of high volatility. In the first days of the band system, the dollar reached Ps.1,230, but with interest rates still high at around 33% annual nominal rate for the private Badlar, it subsequently tended to trade closer to the lower bound.

The new scheme served to calm market sentiment. Country risk had reached a peak of 1,000 basis points and quickly returned to 750. Inflation, which had accelerated from 2.2% in January to 3.7% in March (also affected by rising beef prices), fell rapidly to 1.5% monthly in May, one of the lowest readings since 2017. The economy contracted 1.7% month-over-month in March, amid significant uncertainty ahead of the agreement, but rebounded 1.1% in April.

In early July, the market began to grow impatient given that neither the Treasury nor the Central Bank had managed to purchase dollars in the foreign exchange market, despite the harvest months having passed. This was compounded by increased interest rate volatility due to the decision to unwind the LEFIs, the fiscal letters that the Treasury had created to absorb Central Bank liabilities in July 2024. All of this caused the exchange rate to move again toward the ceiling of the bands, reaching Ps.1,351 by late July. The depreciation halted the disinflation process: according to INDEC’s CPI, prices accelerated from 1.6% monthly in July to 1.9% in August. Economic activity stagnated, with an average variation of -0.1% monthly between May and July.

In early September, the ruling party lost the legislative elections in the Province of Buenos Aires by a margin of nearly 14 points, much larger than expected. The market interpreted the result as a preview of what could occur in the national elections in October. Country risk surged to nearly 1,500 basis points and Argentine equities fell 16%, measured at the “contado con liquidación” exchange rate. Expectations of a larger devaluation after October increased pressure on the Central Bank’s reserves.

Faced with this scenario, the government tightened certain foreign exchange restrictions, causing the spread between the official exchange rate and the “contado con liquidación” rate to increase from 0.8% in July to 12.5% in September. At the end of that month, it temporarily eliminated export duties on agricultural products, with a cap of U.S.$7 billion in liquidations that was reached within a few days.

The temporary reduction in export duties was not sufficient, and the Argentine government had to turn to its U.S. counterpart, obtaining a commitment from the United States for a financial rescue package that includes a swap line of U.S.$20 billion. Additionally, in the weeks leading up to the October legislative elections, the U.S. Treasury intervened directly in the Argentine market with the explicit objective of maintaining exchange rate stability and ensuring an adequate context for the legislative elections.

The ruling party won decisively, obtaining 41% of the national vote compared to 34% for its main opposition. The remaining votes were distributed among provincial and moderate forces, which under certain reasonable conditions may support the reform agenda in Congress. The market reacted with euphoria: the Merval index gained 45% in a few days and country risk fell to 600 basis points.

The economy suffered less from the volatility surrounding the October elections than from the IMF agreement in April. INDEC’s GDP estimator grew 1.4% between July and September, with a significant portion of the variation explained by financial intermediation. Inflation continued to accelerate to 2.5% monthly in November, again affected by rising beef prices.

Revitalized by the electoral victory, in December the government submitted several bills to the new Congress. The most significant is the labor reform, which relaxes conditions for overtime and vacations, creates a new regime for delivery app workers, and establishes the Labor Assistance Fund (FAL), a mandatory capitalizable fund with monthly contributions of 3% of remuneration, intended for the payment of severance indemnities. To avoid increasing labor costs, it reduces contributions to SIPA (Integrated Argentine Pension System) by the same amount. With the aim of promoting formal employment, it also reduces employer contributions from 18% to 5% for employees without formal experience, among other measures, and cuts corporate income tax rates.

The government maintained fiscal discipline during 2025. It accumulated a primary surplus of 1.4% of GDP and an overall fiscal surplus of 0.2%. The elimination of the PAIS tax and temporary reductions in export duties were offset by higher collection from social security contributions and the fuel tax, among other sources. The labor reform entails a fiscal cost of 0.8% of GDP, while the 2026 budget does not contemplate an expenditure adjustment to compensate for it.

The Central Bank also eased exchange rate policy in December, announcing that the bands would be adjusted according to the CPI. It also published a base scenario in which it would purchase U.S.$10 billion in reserves during 2026, in line with the growth of the monetary base. The market received the announcements positively and country risk fell below 600 basis points, helping the government issue a dollar-denominated bond at rates of 9%. With maturities of U.S.$20 billion throughout 2026, regaining access to international markets is one of the priorities of the economic program.

The economy closed 2025 with annual inflation of 31.5%, the lowest since 2017. GDP grew by approximately 4.4%, but with 4.2 percentage points of statistical carryover from 2024 and a preponderance of the financial sector, agriculture, and extractive industries such as oil and gas or mining, while construction and manufacturing did not recover to the same extent. This heterogeneous growth was reflected in a sluggish labor market. According to SIPA, in the first nine months of 2025, 87,000 formal private sector wage-earning jobs were lost. The unemployment rate fell from 6.9% in the third quarter of 2024 to 6.6% in the same period of 2025, apparently due to the creation of 200,000 informal jobs. Recovering formal employment is another challenge for 2026.

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

Other significant elections in 2024 included those in the United Kingdom, where the Labour Party returned to power after 14 years; in Mexico, where the MORENA coalition maintained control; and in India, where Narendra Modi was re-elected. The European Parliament elections showed a strong rise in parties critical of the Union, while liberal and social-democratic center proposals saw a decline. In Uruguay, the Frente Amplio returned to power after five years, although a referendum rejected the reform of the social security system.

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

Upon taking office, Milei’s economic team devalued the official exchange rate from Ps.366 to Ps.800 per U.S. dollar, bringing it closer to parallel exchange rates that exceeded Ps.1,000 per U.S. dollar. This narrowed the exchange rate gap from 180% to 25%, although the continued existence of exchange controls did not eliminate the gap. The Central Bank announced a 2% monthly devaluation target, with no specified end date, which remained in place throughout 2024. It also reduced the monetary policy interest rate from 133% to 100% nominal annual rate.

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

The scheduled 2% monthly devaluation of the official exchange rate was maintained throughout 2024: the exchange rate rose from Ps.808 to Ps.1,032 per U.S. dollar, representing a variation of 27.7%. According to the authorities, the unification of the exchange markets was intended to occur through the gradual convergence of unofficial exchange rates with the official rate, without the need for another discrete devaluation of the latter, driven by a scarcity of Pesos in the market. After increasing to 50% in January, the gap decreased to 24.5% in April and rose again to 50.6% in June due to what was understood to be an overly aggressive reduction in the interest rate and some doubts regarding the program’s viability. The Central Bank did not change the devaluation pace of the official rate and announced that it would sterilize the Pesos issued from the purchase of the official exchange surplus by selling foreign currency in the unofficial exchange markets. This announcement, along with the influx of U.S. dollars generated by the tax amnesty in the second half of the year, helped control parallel exchange rates. The gap with the official rate fell to below 10% in some months and ultimately closed around 16% in December 2024. There were partial advances in the lifting of restrictions on foreign exchange trading for foreign trade, but the 20% liquidation requirement on export earnings through the “dollar blend” (contado con liquidación) was maintained, as were cross-restrictions on purchasing U.S. dollars in the official market and through the trading of bonds (dólar mep) and other controls.

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

According to NASA, 2023 was the hottest year on record, influenced by the “El Niño” phenomenon. Climate change continues to gain place in the public, political and also business agenda, with the issuance of ESG bonds, or sustainability-related bonds, in the order of U.S.$800 billion per year in 2023 and 2022.

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

The Argentine Economy

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

Year 2025

In 2025, the Monetary Base grew 44.5% from peak to peak, or 13.6% in real terms, accompanying the recovery in money demand that began in 2024. The base increased from Ps.29.7 trillion to Ps.42.9 trillion. This Ps.13.2 trillion increase was largely driven by the reduction of remunerated liabilities of approximately Ps.6.5 trillion and the transfer of Central Bank profits to the Treasury of approximately Ps.12 trillion, which were partially offset by foreign currency sales and other operations with the National Treasury. The monetary aggregate M2 grew 34.3% during 2025, rising from Ps.63 trillion to Ps.84.6 trillion.

In April, the Central Bank proceeded with the elimination of most foreign exchange restrictions for individuals and implemented a new floating band regime within the framework of a new agreement with the IMF. Later, in July, the Central Bank decided to unwind the LEFI scheme, which had been the instrument used to replace the former LELIQs and other remunerated liabilities of the monetary authority that served to control monetary expansion and daily bank liquidity. Banks were required to replace their holdings of these instruments with short-term Treasury securities such as LECAPS, secured loans (cauciones), and repos, which complicated daily liquidity management and caused significant volatility in interest rates.

At the same time, the Central Bank stopped setting a monetary policy rate. Interest rates became largely endogenous and dependent on money market dynamics. A significant portion of monetary policy shifted to the Treasury, as it influenced rates and the money supply through its biweekly debt auctions. Finally, the Central Bank began operating in the simultaneous repo market, which established a floor for interest rates and marked the reappearance of remunerated liabilities.

On the other hand, due to uncertainty during the pre-electoral period, when the exchange rate remained under strong pressure and the Central Bank and Treasury were forced to sell foreign currency to keep the exchange rate within the floating band, the Central Bank implemented a tightening of monetary policy as a strategy to avoid depreciation. As a result, reserve requirements were raised and the calculation of minimum cash reserve integration in Pesos was modified to make it more stringent. This caused periods of stress in interest rates, which rose to very high levels and exhibited marked volatility.

Once the electoral period had passed, the Peso market began to normalize, and interest rates returned to levels more aligned with inflation. The average TAMAR rate in December was 31.4%, compared to 35.2% a year earlier and more than 50% recorded during the pre-electoral period.

The Argentine financial system began 2025 continuing the strong remonetization process that had started in 2024, driven by the reactivation of economic activity. This process of growth in money demand and credit was reflected in year-over-year increases in total deposits that were above 20% in real terms on average during the period from February to July. From that point on, the remonetization process was interrupted by the electoral process and increased uncertainty. Real deposit balances fell between July and November and only recovered in December, once the elections had passed.

In real terms, private sector deposits in Pesos grew 7% between December 2024 and the same month of 2025. However, on an annual average basis, they remained 18.7% below 2023, suggesting that there is still room for remonetization. Total Peso deposits ended the year at Ps.133 trillion, with Ps.104 trillion in private sector hands. This represented 13.4% and 10.2% of GDP in the last quarter of 2025, respectively. At the end of 2024, these figures were 12.8% and 9.7% of GDP, respectively.

The U.S. dollar segment also performed well. After the strong increase in 2024, driven by the asset regularization regime, U.S. dollar deposits declined but recovered again starting in April, once restrictions on foreign currency purchases for individuals were eliminated. Private U.S. dollar deposits increased 17.5% between December 2024 and December 2025, reaching U.S.$37 billion, the highest nominal level in the last 20 years.

Disinflation and fiscal balance, which reduced public sector financing needs, led to strong growth in private credit. Peso loans grew 31.5% in real terms between December 2024 and December 2025, reaching Ps.90 trillion, despite the slowdown experienced in the second half of the year caused by rising interest rates and electoral uncertainty. Over the same period, U.S. dollar loans grew 88.9%, reaching U.S.$18.7 billion, the highest level since the exit from Convertibility, driven by increased bank liquidity in foreign currency. In the fourth quarter, total credit to the private sector reached 11.5% of GDP, the highest level since 2019. Secured loans had the highest growth at 95% in real terms, followed by consumer loans with 31%.

In this context of private credit expansion and fiscal adjustment in the public sector, banks managed to reduce their exposure to the public sector. The share of Treasury bonds and Central Bank instruments in bank assets decreased from 36% in December 2024 to 27.8% in October. The deceleration of inflation, together with wage stagnation and rising interest rates, caused delinquency to increase during 2025. In October, portfolio irregularity reached 7.8% for household loans, compared to 2.5% a year earlier, while for corporate loans it remains at low levels, reaching 1.9%, compared to 0.7% in October 2024.

Following the ruling party’s decisive victory in the 2025 midterm elections, Argentina’s political and economic landscape is poised to undergo a drastic paradigm shift. The electoral result has been interpreted as not only consolidating the rejection of populist policies but also granting the Government a mandate for governance and reforms, together with the largest minority bloc in Congress to carry it forward. This new political configuration allows the economic team to transition from a defensive stabilization phase to an offensive phase of structural reforms, with a focus on the definitive normalization of macroeconomic conditions.

Unlike 2025, when the absolute priority was rapid disinflation, in 2026 the Government has begun to weigh objectives of reserve accumulation and recovery of economic activity levels. In this regard, a transition toward a more flexible exchange rate regime is expected. While the band system is projected to be maintained, the recent recalibration that adjusts the pace of depreciation to past inflation seeks to provide the Central Bank with greater capacity to purchase foreign currency at the cost of weakening the exchange rate anchor in an economy that still retains a strong propensity to use the dollar as a unit of account and store of value, which requires fiscal and monetary policies to play an even more important anti-inflationary role than before.

The ambitious program to purchase U.S.$10 billion annually initiated in January 2026 will be the key variable to monitor, as net reserves remain under stress. Another milestone expected in 2026 is the return to international debt markets, in a context where country risk compressed below 600 basis points following the October 2025 legislative mid-term elections and is expected to reach the 450 basis point range if the reserve purchase plan is consolidated. Additionally, the complete removal of foreign exchange controls remains a major pending issue.

The disinflation process is expected to continue, although at a more gradual pace given the prioritization of reserve accumulation and the absence of a nominal anchor as clear as exchange rate policy has been in the previous period.

Regarding economic activity, after months of stagnation in 2025, we expect the Argentine economy to begin a more solid recovery in early 2026. Projected growth is 3.5% for this year and will be led by strategic sectors such as agriculture, mining, hydrocarbons, and the financial sector, together with a rebound in construction thanks to a more competitive exchange rate and the return of public works. Credit is expected to serve as a major driver of growth.

The commitment to “zero deficit” will remain unchanged. After achieving financial surplus in 2025 and 2024, we estimate that 2026 will again close with balanced accounts. The fiscal strategy for this year contemplates the challenge of continuing to reduce taxes despite increases in social spending and public works. To achieve this, higher tax collection linked to economic activity and labor formalization will be necessary. If there is fiscal room, we expect progress on the reduction of distortionary taxes, such as export duties and the financial transactions tax.

On the legislative front, the Government will leverage its new parliamentary weight to accelerate labor and tax reforms. These changes are considered essential to boost formal job creation and attract foreign investment.

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

Statement of Financial Position Data

	As of December 31,
	2025	2024(1)	2023(1)(2)
	(in thousands of Pesos)
ASSETS
Cash and Deposits in Banks	4,344,460,177	3,539,501,670	3,446,479,254
Investments in Debt Securities and Equity Instruments	5,437,140,039	5,232,461,518	6,262,883,642
Derivative Financial Instruments	7,946,097	25,367,561	37,650,915
Repo Transactions	181,151,259		1,763,430,242
Loans and other financing	10,708,315,023	7,632,012,907	5,252,794,426
Other Financial Assets	1,063,707,873	1,046,126,894	957,574,815
Current Income Tax Assets		110,903,357	2,514,507
Investment in associates and joint ventures	6,167,545	6,053,636	4,827,258
Property, Plant and Equipment	1,043,087,188	1,036,989,693	1,022,072,255
Intangible Assets	182,853,977	194,002,732	215,337,800
Deferred Income Tax Assets	23,098,217	2,962,378	2,851,892
Other Non-financial Assets	147,380,528	138,471,625	156,933,120
Non-current assets held for sale	94,116,084	99,751,258	119,997,006
TOTAL ASSETS	23,239,424,007	19,064,605,229	19,245,347,132
Average Assets	20,502,581,307	17,792,873,982	19,415,336,300

LIABILITIES
Deposits	13,690,637,774	11,079,965,200	9,654,571,652
Liabilities at fair value through profit or loss	14,716,259	9,449,740	39,605,196
Derivative Financial Instruments	498,729	1,738,552	8,129,541
Repo Transactions		24,937,296	67,609,627
Other Financial Liabilities	1,788,639,060	1,357,419,552	1,072,789,671
Financing received from the BCRA and other financial institutions	153,243,154	57,187,788	56,717,302
Corporate Bonds	1,345,616,741	568,902,621	1,108,883,907
Current Income Tax Liabilities	304,656,436	24,971,864	612,703,429
Provisions	71,760,117	22,511,020	25,246,009
Deferred Income Tax Liabilities	1,176,539	105,429,920	130,100,790
Other Non-financial Liabilities	633,932,844	483,429,463	628,721,141
TOTAL LIABILITIES	18,004,877,653	13,735,943,016	13,405,078,265

	As of December 31,
	2025	2024(1)	2023(1)(2)
SHAREHOLDERS’ EQUITY
Net Shareholders’ Equity attributable to controlling interests	5,231,519,979	5,326,518,604	5,838,934,264
Net Shareholders’ Equity attributable to non-controlling interests	3,026,375	2,143,609	1,334,603
TOTAL SHAREHOLDERS’ EQUITY	5,234,546,354	5,328,662,213	5,840,268,867
Average Shareholders’ Equity	5,220,133,149	5,334,906,673	5,109,508,815

Notes:-

(1)	Figures adjusted for inflation as of December 31, 2025. See “Presentation of certain financial and other information.”
(2)

Figures modified due to the recognition of a prior period adjustment related to the business combination. See note 14.2. to our audited consolidated financial statements as of December 31, 2025 and 2024.

Statement of Income Data

	For the year ended December 31,
	2025	2024(1)	2023(1)(2)
	(in thousands of Pesos, except for number of shares, net income per share and dividends per share)
Interest Income	5,005,505,482	4,637,402,945	7,007,895,737
Interest Expense	(1,930,459,257)	(2,508,660,787)	(4,644,460,355)
Net Interest Income	3,075,046,225	2,128,742,158	2,363,435,382
Commissions income	878,277,036	743,383,247	703,881,320
Commissions expense	(110,895,565)	(104,167,627)	(71,455,585)
Net Commissions income	767,381,471	639,215,620	632,425,735

Subtotal (Net Interests income plus Net Commissions income)	3,842,427,696	2,767,957,778	2,995,861,117
Net gain from measurement of financial instruments at fair value through profit or loss	457,488,716	2,922,000,124	2,791,075,672
Profit from sold or derecognized assets at amortized cost	386,382	1,305,214	980,661
Difference in quoted prices of gold and foreign currency	25,097,623	214,709,835	2,286,617,981
Other operating income	282,134,823	281,474,220	208,797,445
Credit loss expense on financial assets	(538,422,387)	(142,213,553)	(131,684,527)
Net Operating Income before expenses, depreciation and amortization	4,069,112,853	6,045,233,618	8,151,648,349
Total Operating Expenses(3)	(2,504,517,882)	(2,470,026,632)	(2,355,045,148)
Operating income after expenses, depreciation and amortization	1,564,594,971	3,575,206,986	5,796,603,201
Income/(Loss) from associates and joint ventures	(257,025)	2,083,651	430,021,909
Loss on net monetary position	(1,053,216,612)	(3,103,695,875)	(3,749,542,092)
Income before tax on continuing operations	511,121,334	473,594,762	2,477,083,018
Income tax on continuing operations	(220,415,500)	(44,099,600)	(808,752,038)
Net Income from continuing operations	290,705,834	429,495,162	1,668,330,980

Net Income for the fiscal year	290,705,834	429,495,162	1,668,330,980
Net Income for the fiscal year attributable to controlling interests	289,494,680	428,193,992	1,667,326,227
Net Income for the fiscal year attributable to non-controlling interests	1,211,154	1,301,170	1,004,753

Other Comprehensive Income	12,212,175	(128,790,074)	115,650,018

	For the year ended December 31,
	2025	2024(1)	2023(1)(2)
	(in thousands of Pesos, except for number of shares, net income per share and dividends per share)
Foreign currency translation differences in financial statements conversion	4,740,681	(37,198,745)	27,955,738
On hedging instruments
Profit or losses for financial instruments measured at fair value through other comprehensive income	7,471,494	(91,591,329)	87,694,280
Share of other comprehensive income of associates and joint ventures
Other Comprehensive Income

Total Comprehensive Income for the fiscal year	302,918,009	300,705,088	1,783,980,998
Total Comprehensive Income attributable to controlling interests	301,706,855	299,403,918	1,782,976,245
Total Comprehensive Income attributable to non-controlling interests	1,211,154	1,301,170	1,004,753
Basic earnings per share(4)	452.75	669.67	2,607.59
Dividends per share approved by the shareholders’ meeting(5)	217.33	469.18	460.00
Dividends per share in U.S.$ approved by the shareholders’ meeting(6)	0.15	0.45	0.57
Weighted average number of outstanding shares (in thousands)	639,409	639,413	639,413

Notes:-

(1)	Figures adjusted for inflation as of December 31, 2025. See “Presentation of certain financial and other information.”
(2)

Figures modified due to the recognition of a prior period adjustment related to the business combination. See note 14.2. to our audited consolidated financial statements as of December 31, 2025 and 2024.

(3)	Includes employee benefits, administrative expenses, depreciation and amortization of fixed assets and other operating expenses.
(4)	Net income for the fiscal year attributable to controlling interest divided by weighted average number of outstanding shares.
(5)	Not adjusted for inflation.
(6)	Dividends per share approved by the shareholders’ meeting divided by the exchange rate as of December 31 of each year.

	As of and for the year ended December 31,
	2025	2024	2023
Selected consolidated ratios:
Profitability and performance
Net interest margin(1)	21.45%	23.68%	20.55%
Fee income ratio(2)	22.22%	25.88%	22.95%
Efficiency ratio(3)	38.96%	27.97%	18.58%
Fee income as a percentage of administrative expense	38.50%	32.75%	24.51%
Return on average equity	5.55%	8.03%	32.63%
Return on average assets	1.41%	2.41%	8.59%
Liquidity
Loans and other financings as a percentage of total deposits	78.22%	68.88%	54.41%
Liquid assets as a percentage of total deposits(4)	73.00%	79.00%	118.00%

	As of and for the year ended December 31,
	2025	2024	2023
Capital
Total equity as a percentage of total assets	22.51%	27.94%	30.34%
Regulatory capital as a percentage of risk-weighted assets	30.64%	32.37%	35.39%
Asset Quality
Non-performing loans and other financings included in Stage 3 as a percentage of total loans and other financings(5)	2.93%	1.12%	1.06%
Allowances for credit losses as a percentage of total loans and other financings	(4.53%)	(2.08%)	(2.84%)
Allowances for credit losses as a percentage of non-performing loans and other financings included in Stage 3(5)	(154.69%)	(185.15%)	(268.33%)
Operations
Number of branches	444	519	519 (6)
Number of employees	8,490	9,004	9,192 (7)

Notes:-

(1)	Net interest income divided by average interest earning assets.
(2)	Commissions income divided by the sum of net interest income plus commissions income.
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
(5)

As of December 31, 2025, 2024 and 2023, non-performing loans and other financings are calculated according to our internal credit rating grades disclosed in note 52.1 to our consolidated financial statements.

(6)	Includes 58 branches of Banco BMA.
(7)	Includes 1,411 employees of Banco BMA and its subsidiaries.

Results of Operations

The following discussion of our results of operations is for the Bank as a whole and without reference to any operating segments. We do not manage the Bank by segments or divisions, by customers, by products and services, by regions, or by any other segmentation for the purposes of allocating accounting resources or assessing profitability.

Year Ended December 31, 2025, Compared to Year Ended December 31, 2024

During 2025, our loans and other financings portfolio recorded a 40% year-on-year increase. In line with market trends, our loans-to-deposits ratio increased to 78.2% at the end of 2025 from 68.9% in 2024. Additionally, non-performing loans and other financings as a percentage of total loans and other financings increased to 2.9% at the end of 2025, compared to 1.1% recorded at the end of the previous year. Despite this increase, as of the end of 2025, we continued to maintain a non-performing ratio below the average of private banks in Argentina.

During 2025, the most notable growth in terms of volume was observed in overdraft facilities, personal loans, and other loans (including foreign currency financing), which increased by 119%, 55%, and 53%, respectively. In this regard, we remained among the leading private banks, holding, for example, an 11.8% share of total personal loans within the Argentine financial system.

During 2025, total deposits increased by 24%, with a markedly different performance in the first half of the year compared to the second half, in line with developments across the Argentine financial system and the broader economy. Time deposits from the private sector recorded an increase of 149%, while demand deposits from the private sector decreased by 6%. We closed 2025 with a 7.9% share of total private sector deposits, above the percentage reached at the end of 2024, with a 6.5% share in private sector demand deposits (non-financial) and 10% in private sector time deposits.

As a result of the recovery in lending to the private sector that began in 2024 and the strong demand experienced during 2025, together with our conservative approach to funding due to its direct impact on results, our liquidity ratio (liquid assets as percentage of total deposits) decreased to 73% of total deposits at the end of 2025, from 79% at the end of the previous year, a level that remains well aligned with market conditions.

The following table sets forth certain components of our statement of income for the years ended December 31, 2025 and 2024:

	Year Ended December 31,		Variation December 31,
	2025	2024(1)	2025 - 2024
	(in thousands of Pesos, except for number of shares, net income per share and dividends per share)
Interest income	5,005,505,482	4,637,402,945	368,102,537	8%
Interest expense	(1,930,459,257)	(2,508,660,787)	578,201,530	(23%)
Net interest income	3,075,046,225	2,128,742,158	946,304,067	44%
Commissions income	878,277,036	743,383,247	134,893,789	18%
Commissions expense	(110,895,565)	(104,167,627)	(6,727,938)	6%
Net commissions income	767,381,471	639,215,620	128,165,851	20%
Subtotal (Net interest income + Net commissions income)	3,842,427,696	2,767,957,778	1,074,469,918	39%
Net gain from measurement of financial instruments at fair value through profit or loss	457,488,716	2,922,000,124	(2,464,511,408)	(84%)
Profit from sold or derecognized assets at amortized cost	386,382	1,305,214	(918,832)	(70%)
Differences in quoted prices of gold and foreign currency	25,097,623	214,709,835	(189,612,212)	(88%)
Other operating income	282,134,823	281,474,220	660,603	0%
Credit loss expense on financial assets	(538,422,387)	(142,213,553)	(396,208,834)	279%
Net operating income before expenses, depreciation and amortization	4,069,112,853	6,045,233,618	(1,976,120,765)	(33%)
Employee benefits	(954,275,901)	(925,393,014)	(28,882,887)	3%
Administrative expenses	(446,678,069)	(481,929,116)	35,251,047	(7%)
Depreciation and amortization of fixed assets	(178,815,285)	(181,722,120)	2,906,835	(2%)
Other operating expenses	(924,748,627)	(880,982,382)	(43,766,245)	5%
Operating income after expenses, depreciation and amortization	1,564,594,971	3,575,206,986	(2,010,612,015)	(56%)
Income / (loss) from associates and joint ventures	(257,025)	2,083,651	(2,340,676)	(112%)

	Year Ended December 31,		Variation December 31,
	2025	2024(1)	2025 - 2024
	(in thousands of Pesos, except for number of shares, net income per share and dividends per share)
Loss on net monetary position	(1,053,216,612)	(3,103,695,875)	(2,050,479,263)	(66%)
Income before tax on continuing operations	511,121,334	473,594,762	37,526,572	(8%)
Income tax on continuing operations	(220,415,500)	(44,099,600)	(176,315,900)	(400%)
Net income from continuing operations	290,705,834	429,495,162	(138,789,328)	(32%)
Net income for the fiscal year attributable to controlling interests	289,494,680	428,193,992	(138,699,312)	(32%)
Net income for the fiscal year attributable to non-controlling interests	1,211,154	1,301,170	(90,016)	(7%)

Note:-

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2025. See “Presentation of certain financial and other information.”

Net income

Our consolidated net income from continuing operations for the fiscal year ended December 31, 2025, was Ps. 290,705.8 million, a decrease of 32%, or Ps. 138,789.3 million, compared to our net income for the previous fiscal year. This decrease was mainly due to: (i) a decrease of 84%, or Ps. 2,464.5 billion, in the net gain from measurement of financial instruments at fair value through profit or loss; (ii) an increase of 279%, or Ps. 396,208.8 million, in credit loss expense on financial assets; (iii) a decrease of 88%, or Ps. 189,612.2 million, in gain from exchange rate differences; (iv) an increase of 400%, or Ps. 176,315.9 million, in income tax charge; and (v) an increase of 5%, or Ps. 43,766.2 million, in other operating expenses.

This decrease was partially offset by: (i) an increase of 44%, or Ps. 946,304.1 million, in net interest income; (ii) an increase of 20%, or Ps. 128,165.8 million, in net commission income; and (iii) a decrease of 66%, or Ps. 2,050.5 billion, in the loss on net monetary position.

Net Interest Income

For the fiscal year ended December 31, 2025, net interest income totaled Ps. 3,075.0 billion, an increase of 44%, or Ps. 946,304.1 million, compared to the net interest income for the previous year. This increase in net interest income was driven by an increase in interest income of 8%, or Ps. 368,102.5 million, and a decrease in interest expenses of 23%, or Ps. 578,201.5 million.

Interest Income

The components of our interest income for the years ended December 31, 2025 and 2024 were as follows:

	Year Ended December 31,
	2025	2024(1)
	(in thousands of Pesos)
Interest on Cash and bank deposits	17,042,902	21,225,033
Interest from government securities	1,362,628,770	1,452,797,566
Interest from private securities	2,240,484	3,318,240
Interest on loans and other financing

	Year Ended December 31,
	2025	2024(1)
	(in thousands of Pesos)
To the financial sector	28,847,788	10,302,773
To the non-financial public sector	52,261,142	17,572,206
To the non-financial private sector
Interest on overdrafts	552,547,781	399,995,086
Interest on documents	341,019,804	291,378,905
Interest on mortgages loans	247,701,224	470,358,084
Interest on pledged loans	33,635,729	21,447,393
Interest on personal loans	1,423,451,847	713,354,617
Interest on credit cards	410,691,790	381,595,727
Interest on financial leases	12,343,743	18,841,592
Interest on other	508,311,209	443,615,899
Interest on repos	—	—
From the Central Bank	471,265	387,384,314
Other financial institutions	12,310,004	4,215,510
Total Interest income	5,005,505,482	4,637,402,945

Note:-

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2025. See “Presentation of certain financial and other information.”

For the fiscal year ended December 31, 2025, interest income increased by 8%, or Ps. 368,102.5 million, compared to the previous year, primarily due to a 30% increase in interest on loans and other financing, which was partially offset by a 97% decrease in interest on repo transactions and a 6% decrease in interest from public and private securities.

Interest from public and private securities for the fiscal year ended December 31, 2025 decreased by 6%, or Ps. 91,246.5 million, compared to the previous year. This decrease was mainly driven by the results from the Argentine government securities known as Bono del Gobierno Nacional Ajustado por Coeficiente de Estabilización de Referencia (“BONCER”) and Bono del Tesoro Nacional en Pesos Ajustado por CER (“BONTE”) (results from valuation adjustments of CER-indexed bonds; the CER index is a retail inflation index published by the Central Bank to adjust values, including the principal of contracts and debts, to maintain their purchasing power).

For the fiscal year ended December 31, 2025, interest from loans and other financing increased by 30%, or Ps. 842,349.8 million, compared to the previous year. This increase was primarily driven by an increase in the average volume of total loans, which increased approximately 76% in 2025 compared to 2024, which was partially offset by a 13.2 percentage point decrease in the average interest rate on such loans (from 50.8% in 2024 to 37.6% in 2025). Interest from loans and other financing represented 72% of total interest income, compared to 60% in the previous fiscal year.

For the fiscal year ended December 31, 2025, income from repo transactions decreased by 97%, or Ps. 378,818.5 million, compared to the previous year, primarily due to a decrease in the volume of these transactions.

Interest expense

The components of our interest expense for the years ended December 31, 2025 and 2024 were as follows:

	Year Ended December 31,
	2025	2024(1)
	(in thousands of Pesos)
From deposits
Interest on checking accounts	67,002,078	216,412,826
Interest on saving accounts	21,775,758	55,396,809
Interest on time deposits and investments accounts	1,738,978,347	2,142,078,045
Interest on financing received from Central Bank of Argentina and Other financial institutions	2,947,469	6,657,883
For repo transactions
Other financial institutions	8,091,163	10,876,608
Interest on corporate bonds	37,055,310	21,453,027
Interest on subordinated corporate bonds	36,261,152	38,713,239
Interest on other financial liabilities	18,347,980	17,072,350
Total interest expense	1,930,459,257	2,508,660,787

Note:-

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2025. See “Presentation of certain financial and other information.”

For the fiscal year ended December 31, 2025, interest expense decreased by 23%, or Ps. 578,201.5 million, compared to the previous year.

Interest on deposits represented 95% of total interest expense and decreased by 24%, or Ps. 586,131.5 million, compared to the previous fiscal year. This decrease was due to an approximately 14 percentage point decrease in the average interest rate on deposits (from 33.4% in 2024 to 19.4% in 2025), while the average portfolio of deposits increased by 30% in 2025.

The aforementioned decrease in interest on deposits was partially offset by a 73% increase in interest on corporate bonds (senior notes), or Ps. 15,602.3 million, driven by the issuance of Class G and Additional Class G notes for a total amount of U.S.$ 530,000,000 at a fixed annual nominal rate of 8.000%.

Net gain from measurement of financial instruments at fair value through profit or loss

For the fiscal year ended December 31, 2025, the net gain from measurement of financial instruments at fair value through profit or loss decreased by 84%, or Ps. 2,464.5 billion, compared to the previous fiscal year.

The main decrease was observed in public securities, which decreased by 87%, or Ps. 2,516.4 billion, mainly due to a reduction in National Treasury Bonds adjusted by CER (BONCER) and in Argentine National Treasury Dual Bonds. This decrease was partially offset by a 99%, or Ps. 56,051.6 million, reduction in negative results from options.

Net commissions income

The following table provides a breakdown of our commission income by category for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
	2025	2024(1)
	(in thousands of Pesos)
ARCA & Collection services	1,307,424	1,081,496
Fees charged on deposit accounts	315,470,399	261,217,777
Mutual funds & securities fees	28,775,633	27,778,984
ATM transactions fees	35,267,550	51,200,729
ANSES fees	58,925	94,779
Insurance fees	59,303,665	42,188,385
Corporate services fees	110,473,795	107,000,282
Financial agent fees (Provinces)	30,251,190	30,161,492
Debit card fees	49,020,143	48,259,357
Credit card fees	206,396,685	134,544,178
Credit related fees	41,951,627	39,855,788
Total commissions income	878,277,036	743,383,247

Total commissions expense	(110,895,565)	(104,167,627)

Net commissions income	767,381,471	639,215,620

Note:-

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2025. See “Presentation of certain financial and other information.”

For the fiscal year ended December 31, 2025, net commission income increased by 20%, or Ps. 128,165.8 million, compared to the 2024 fiscal year.

Total commissions income increased by 18%, or Ps. 134,893.8 million, in the 2025 fiscal year compared to the previous year, primarily due to: (i) an increase in credit card-related fees of 53%, or Ps. 71,852.5 million; (ii) an increase in deposit account-related fees of 21%, or Ps. 54,252.6 million; and (iii) an increase in insurance-related fees of 41%, or Ps. 17,115.3 million. This increase was partially offset by a decrease in ATM transaction interchange fees of 31%, or Ps. 15,933.2 million.

Total commissions expense increased by 6%, or Ps. 6,727.9 million, in the 2025 fiscal year compared to the previous year, primarily due to: (i) an increase in checkbook and clearinghouse expenses of 46%, or Ps. 8,177.7 million; and (ii) an increase in ATM interchange commissions paid of 1%, or Ps. 1,027.1 million. These increases were partially offset by a decrease in foreign trade and exchange commissions of 37%, or Ps. 2,790.2 million.

Other operating income

The components of our other operating income for the years ended December 31, 2025 and 2024 were as follows:

	Year ended December 31,
	2025	2024(1)
	(in thousands of Pesos)
Credit and debit cards	10,232,005	41,575,060
Lease of safe deposit boxes	26,364,519	22,790,415
Other service related fees	141,637,091	108,836,852
Other adjustments and interest from other receivables	40,926,816	59,415,566
Initial recognition of loans	10,208,214	—
Sale of property, plant and equipment	25,216	30,757
Others	52,740,962	48,825,570
Other Operating Income	282,134,823	281,474,220

Note:-

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2025. See “Presentation of certain financial and other information.”

Other operating income increased by 0.2%, or Ps. 660.6 million, for the fiscal year ended December 31, 2025, compared to the previous fiscal year. Notable increases include: (i) higher income from other commissions and services of 30%, or Ps. 32,800.2 million; and (ii) higher income from initial recognition of loans of Ps. 10,208.2 million. These increases were offset by: (i) a decrease in credit and debit card income of 75%, or Ps. 31,343.0 million; and (ii) a decrease in other adjustments and interest on from other receivables of 31%, or Ps. 18,488.7 million.

Differences in quoted prices of gold and foreign currency

The components of our difference in quoted prices of gold and foreign currency for the years ended December 31, 2025 and 2024 were as follows:

	Year ended December 31,

	2025	2024(1)
	(in thousands of Pesos)
Translation of foreign exchange assets and liabilities to Pesos	(26,382,089)	197,275,672
Income from foreign currency exchange	51,479,712	17,434,163

Differences in quoted prices of gold and foreign currency	25,097,623	214,709,835

Note:-

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2025. See “Presentation of certain financial and other information.”

The results generated by exchange rate differences for the fiscal year ended December 31, 2025, decreased by 88%, or Ps. 189,612.2 million, compared to those recorded in the previous year. This decrease was mainly due to the result from our net foreign currency position, which decreased by 113%, or Ps. 223,657.8 million. In 2024, the difference in quoted prices for Argentine National Treasury Dual Bonds was in included in this result, whereas no such difference in quoted prices was recorded in 2025. This decrease was partially offset by the income from foreign currency exchange, which increased by 195%, or Ps. 34,045.5 million. Additionally, the depreciation of the Peso against the dollar in 2025 was 41.3%, whereas in 2024 it was 27.7%.

Credit loss expense on financial assets

The credit loss expense for the fiscal year ended December 31, 2025 includes Ps. 279 million related to debt securities and Ps. 538,143 million related to loans and other financing. The credit loss expense related to loans and other financing comprises (i) movements of ECL that impact credit loss expense (i.e., credit loss expense related to assets originated or purchased, assets derecognized or repaid, and assets held during the fiscal year) and (ii) other charges to credit loss expense (including IAS 29 restatement for results and charged-off loans). A detailed breakdown of these components, and their reconciliation to the line items in the ECL roll forward, is presented in the table on pages 145 and 146.

For the fiscal year ended December 31, 2025, credit loss expense increased by 279% or Ps. 396,208.8 million compared to the previous year. This increase was primarily driven by the growth of the loan portfolio and other financing recorded during the 2025 fiscal year, as well as the deterioration in portfolio quality – particularly in the consumer loan portfolio – observed during the same period.

Employee benefits and administrative expenses

The components of our employee benefits and administrative expenses for the years ended December 31, 2025 and 2024 were as follows:

	Year ended December 31,
	2025	2024(1)
	(in thousands of Pesos)
Employee benefits	954,275,901	925,393,014
Remunerations	572,104,236	627,279,186
Payroll taxes	146,295,200	156,048,593
Compensation and bonuses to employees	200,840,123	110,537,549
Employee services	35,036,342	31,527,686
Administrative Expenses	446,678,069	481,929,116
Taxes	70,674,729	95,451,572
Maintenance, conservation, and repair expenses	60,320,764	73,211,226
Fees to directors and syndics	15,070,303	24,253,873
Security services	47,589,913	40,049,584
Electricity and communications	36,787,542	38,975,191
Other fees	50,956,569	51,484,085
Leases	1,638,642	1,869,846
Advertising and publicity	37,040,349	29,146,923
Representation, travel, and transportation	9,004,540	8,499,310
Stationery and office supplies	1,664,827	2,575,461
Insurance	6,006,075	5,199,136
Hired administrative services	9,031,896	12,608,136
Other	100,891,920	98,604,773
Total Employee benefits and Administrative Expenses	1,400,953,970	1,407,322,130

Note:-

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2025. See “Presentation of certain financial and other information.”

For the fiscal year ended December 31, 2025, administrative expenses, including employee benefits, decreased by 0.5%, or Ps. 6,368.2 million, compared to the 2024 fiscal year. This was mainly due to a 7% decrease in administrative expenses, partially offset by a 3% increase in employee benefits.

Employee benefits increased by 3%, or Ps. 28,882.9 million, primarily driven by an 82% increase in compensation and bonuses to employees, or Ps. 90,302.6 million, related to early retirement and severance payments under the restructuring plan that we have implemented in order to achieve operational efficiency and agility to respond to the ongoing challenges posed by local and international markets. This increase was partially offset by a 9% decrease in salaries, or Ps. 55,174.9 million (reflecting headcount reductions also linked to the aforementioned restructuring). As part of this restructuring, headcount decreased by 6%, and the branch network was reduced by 75 branches in the 2025 fiscal year compared to the 2024 fiscal year.

Administrative expenses decreased by 7%, or Ps. 35,251.0 million, with decreases in: (i) taxes of 26%, or Ps. 24,776.8 million; (ii) maintenance, conservation, and repair expenses of 18%, or Ps. 12,890.5 million; and (iii) fees paid to directors and syndics of 38%, or Ps. 9,183.6 million. These decreases were partially offset by a 27% increase in advertising and publicity expenses, or Ps. 7,893.4 million.

Other operating expenses

The components of our other operating expenses for the years ended December 31, 2025 and 2024 were as follows:

	Year ended December 31,
	2025	2024(1)
	(in thousands of Pesos)
Turnover tax	531,993,133	488,709,670
Charges for other provisions	31,234,287	21,033,486
Deposit guarantee fund contributions	20,191,376	15,772,067
Donations	3,275,007	2,434,724
Insurance claims	14,053,942	9,944,857
Initial loan recognition	—	3,334,671
Punitive interest and other Central Bank’s penalties	9,231	47,955
Other	323,991,651	339,704,952
Total Other Operating Expenses	924,748,627	880,982,382

Note:-

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2025. See “Presentation of certain financial and other information.”

For the fiscal year ended December 31, 2025, other operating expenses increased by 5%, or Ps. 43,766.2 million, compared to those recorded in the 2024 fiscal year. The main increases were observed in: (i) turnover tax, with an increase of 9%, or Ps. 43,283.5 million; and (ii) charges for other provisions, with an increase of 48%, or Ps. 10,200.8 million. These increases were partially offset by a decrease in other expenses of 5%, or Ps. 15,713.3 million.

Loss on net monetary position

For the fiscal year ended December 31, 2025, a decrease in the loss on net monetary position of 66%, or Ps. 2,050.5 billion, was observed, compared to the loss recorded in the 2024 fiscal year. This decrease was mainly due to a lower level of inflation of 86.3 percentage points (decrease in the general consumer price index), which went from 117.8% in the 2024 fiscal year to 31.5% in the 2025 fiscal year.

Income tax

For the fiscal year ended December 31, 2025, the income tax expense increased by 400% or Ps. 176,315.9 million compared to the previous fiscal year. This increase was mainly due to the impact of inflation adjustments to the income tax, as detailed in Note 29 of our financial statements. The effective tax rate was 43.1% for the period ended December 31, 2025, compared to 9.3% recorded in the 2024 fiscal year.

The following table shows the reconciliation between income tax and the amounts obtained by applying the current tax rate in Argentina to the income carrying amount.

	Year ended December 31,
	2025	2024(1)
	(in thousands of Pesos)
Income carrying amount before income tax	511,121,334	473,594,762
Applicable income tax rate	35%	35%
Income tax on income carrying amount	178,892,467	165,758,167
Net permanent differences and other tax effects including the fiscal inflation adjustment	41,523,033	(121,658,567)
Total income tax	220,415,500	44,099,600

Note:-

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2025. See “Presentation of certain financial and other information.”

For more information and a reconciliation between the tax expense and the accounting profit multiplied by Argentina domestic tax rate for see note 29 “Income Tax” to our audited consolidated financial statements as of December 31, 2025 and 2024.

Year Ended December 31, 2024, Compared to Year Ended December 31, 2023

Our loan and other financing portfolio to the private sector increased by 45% in real terms, compared to 2023, reaching 8.3% of the total financial system. The growth of the personal loan portfolio stands out, reaching 122% compared to the end of 2023.

During the year 2024, we maintained a leadership position in personal loans with 11% of market share, slightly lower than the previous year. Regarding its credit card products, in 2024 we maintained its market share, closing the year with 8.8% of the total financial system.

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

As of December 31, 2024, we achieved a liquidity ratio of 79%, higher than that of the entire financial system.

The following table sets forth certain components of our statement of income for the years ended December 31, 2024 and 2023:

	Year Ended December 31,		Variation December 31,
	2024(1)	2023(1)(2)	2024 - 2023
	(in thousands of Pesos, except for number of shares, net income per share and dividends per share)
Interest income	4,637,402,945	7,007,895,737	(2,370,492,792)	(34%)
Interest expense	(2,508,660,787)	(4,644,460,355)	2,135,799,568	(46%)
Net interest income	2,128,742,158	2,363,435,382	(234,693,224)	(10%)
Commissions income	743,383,247	703,881,320	39,501,927	6%
Commissions expense	(104,167,627)	(71,455,585)	(32,712,042)	46%
Net commissions income	639,215,620	632,425,735	6,789,885	1%
Subtotal (Net interest income + Net commissions income)	2,767,957,778	2,995,861,117	(227,903,339)	(8%)
Net gain from measurement of financial instruments at fair value through profit or loss	2,922,000,124	2,791,075,672	130,924,452	5%
Profit from sold or derecognized assets at amortized cost	1,305,214	980,661	324,553	33%
Differences in quoted prices of gold and foreign currency	214,709,835	2,286,617,981	(2,071,908,146)	(91%)
Other operating income	281,474,220	208,797,445	72,676,775	35%
Credit loss expense on financial assets	(142,213,553)	(131,684,527)	(10,529,026)	8%
Net operating income before expenses, depreciation and amortization	6,045,233,618	8,151,648,349	(2,106,414,731)	(26%)
Employee benefits	(925,393,014)	(797,832,185)	(127,560,829)	16%
Administrative expenses	(481,929,116)	(470,450,558)	(11,478,558)	2%
Depreciation and amortization of fixed assets	(181,722,120)	(166,432,836)	(15,289,284)	9%
Other operating expenses	(880,982,382)	(920,329,569)	39,347,187	(4%)
Operating income after expenses, depreciation and amortization	3,575,206,986	5,796,603,201	(2,221,396,215)	(38%)
Income / (loss) from associates and joint ventures	2,083,651	430,021,909	(427,938,258)	(100%)
Loss on net monetary position	(3,103,695,875)	(3,749,542,092)	645,846,217	(17%)
Income before tax on continuing operations	473,594,762	2,477,083,018	(2,003,488,256)	(81%)
Income tax on continuing operations	(44,099,600)	(808,752,038)	764,652,438	(95%)
Net income from continuing operations	429,495,162	1,668,330,980	(1,238,835,818)	(74%)
Net income from continuing operations	429,495,162	1,668,330,980	(1,238,835,818)	(74%)
Net income for the fiscal year attributable to controlling interests	428,193,992	1,667,326,227	(1,239,132,235)	(74%)
Net income for the fiscal year attributable to non-controlling interests	1,301,170	1,004,753	296,417	30%

Notes:-

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2025. See “Presentation of certain financial and other information.”
(2)

Figures recast due to the recognition of a prior period adjustment related to the business combination. See note 14.2. to our audited consolidated financial statements as of December 31, 2025 and 2024.

Net income

Our consolidated net income from continuing operations for the fiscal year ended December 31, 2024, was Ps. 429,495.2 million, a decrease of 74% or Ps. 1,238,835.8 million compared to our net result income for the previous fiscal year. This decline was mainly due to: (i) a lower gain exchange rate differences of 91% or Ps. 2,071.9 billion; (ii) a lower net interest income 10% or Ps. 234,693.2 million; (iii) a lower positive result generated by our Associates and joint ventures of Ps. 427,938.3 million, as the previous fiscal year recorded results from the acquisition of Banco BMA SAU; (iv) an increase in our administrative expenses and employee benefits of 11% or Ps. 139,039.4 million. The decline in consolidated net income was partially offset by: (i) a lower loss on net monetary position of 17% or Ps. 645,846.2 million; (ii) a lower income tax charge of 95% or Ps. 764,652.4 million; and (iii) an increased net gain from the measurement of financial instruments at fair value through profit or loss) of 5% or Ps. 130,924.4 million.

Net Interest Income

For the fiscal year ended December 31, 2024, the net interest results totaled Ps. 2,128.7 billion, registering a decrease of 10% or Ps. 234,693.2 million. This decline in the net interest results was due to the decrease in interest income and interest expenses, which fell by 34% and 46% respectively.

Interest Income

The components of our interest income for the years ended December 31, 2024 and 2023 were as follows:

	Year Ended December 31,
	2024(1)	2023(1)(2)
	(in thousands of Pesos)
Interest on Cash and bank deposits	21,225,033	19,615,682
Interest from government securities	1,452,797,566	3,170,831,464
Interest from private securities	3,318,240	3,967,808
Interest on loans and other financing	—	—
To the financial sector	10,302,773	9,401,598
To the non-financial public sector	17,572,206	54,802,878
To the non-financial private sector	—	—
Interest on overdrafts	399,995,086	500,539,724
Interest on documents	291,378,905	449,305,487
Interest on mortgages loans	470,358,084	417,685,876
Interest on pledged loans	21,447,393	28,382,317
Interest on personal loans	713,354,617	699,842,024
Interest on credit cards	381,595,727	570,241,523
Interest on financial leases	18,841,592	9,868,053
Interest on other	443,615,899	509,308,178
Interest in Repos	—	—
From the Central Bank	387,384,314	562,056,208
Other financial institutions	4,215,510	2,046,917
Total Interest income	4,637,402,945	7,007,895,737

Notes:-

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2025. See “Presentation of certain financial and other information.”
(2)

Figures recast due to the recognition of a prior period adjustment related to the business combination. See note 14.2. to our audited consolidated financial statements as of December 31, 2025 and 2024.

For the fiscal year ended December 31, 2024, interest income decreased by 34% or Ps. 2,370.5 billion compared to the previous year, primarily due to a decline in interest from public and private securities by 54%, followed by a decrease in interest from loans and other financing, which fell by 15%, and to a lesser extent, a decrease in repo operations by 31%. This decline was mainly due to results from public securities at amortized cost, specifically BCRA LELIQS.

For the fiscal year ended December 31, 2024, interest from loans and other financing decreased by 15% or Ps. 480,915.4 million compared to the 2023 fiscal year. This was a result of a decrease in the average interest rate on loans to the private sector and a reduction in the average volume of these loans by approximately 6% in the 2024 fiscal year compared to the 2023 fiscal year. The average interest rate on loans to the private sector decreased by approximately 4.8 percentage points (from 55.9% in 2023 to 51.1% in 2024). The decline in the interest rate was due to the reduction in the monetary policy rate, in a context of deregulated rates in effect since March 2024.

Interest expense

The components of our interest expense for the years ended December 31, 2024 and 2023 were as follows:

	Year Ended December 31,
	2024(1)	2023(1)(2)
	(in thousands of Pesos)
From deposits
Interest on checking accounts	216,412,826	318,520,369
Interest on saving accounts	55,396,809	51,906,430
Interest on time deposits and investments accounts	2,142,078,045	4,162,439,918
Interest other	—	39
Interest on financing received from Central Bank of Argentina and Other financial institutions	6,657,883	6,099,083
For repo transactions	—	—
Other financial institutions	10,876,608	39,743,187
Interest on corporate bonds	21,453,027	4,732,913
Interest on subordinated corporate bonds	38,713,239	40,622,398
Interest on other financial liabilities	17,072,350	20,396,018
Total interest expense	2,508,660,787	4,644,460,355

Notes:-

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2025. See “Presentation of certain financial and other information.”
(2)

Figures recast due to the recognition of a prior period adjustment related to the business combination. See note 14.2. to our audited consolidated financial statements as of December 31, 2025 and 2024.

For the fiscal year ended December 31, 2024, interest expense decreased by 46% or Ps. 2,135.8 billion compared to the previous year.

Interest on deposits represented 96% of total interest expense and decreased by 47% or Ps. 2,119.0 billion compared to the previous fiscal year. This decline was due to a 20% decrease in the average portfolio of deposits to the private sector in the 2024 fiscal year and a reduction in the average interest rate on private deposits by approximately 18 percentage points (from 50% in the 2023 fiscal year to 32.1% in the 2024 fiscal year). The decrease in the interest rate occurred within the framework of deregulated rates, in effect since March 2024.

Net gain from measurement of financial instruments at fair value through profit or loss

For the fiscal year ended December 31, 2024, the Net gain from measurement of financial instruments at fair value through profit or loss increased by 5% or Ps. 130,924.5 million compared to the fiscal year 2023.

The main increase is observed in: Public securities with a 17% or Ps.420,530 million rise (mainly in National Treasury Bonds adjusted by CER—BONCER). Additionally, this increase is partially offset by: a) a decrease in the result from private securities of 76% or Ps.151,955 million and b) a decline in the result from the sale or derecognition of financial assets at fair value of 108% or Ps.74,735 million.

Net commissions income

The following table provides a breakdown of our commission income by category for the years ended December 31, 2024 and 2023:

	Year Ended December 31,
	2024(1)	2023(1)(2)
	(in thousands of Pesos)
ARCA & Collection services	1,081,496	1,399,360
Fees charged on deposit accounts	261,217,777	255,309,997
Mutual funds & securities fees	27,778,984	23,036,778
ATM transactions fees	51,200,729	42,279,659
ANSES fees	94,779	340,661
Insurance fees	42,188,385	34,980,239
Corporate services fees	107,000,282	103,725,279
Financial agent fees (Provinces)	30,161,492	36,604,274
Debit card fees	48,259,357	39,114,160
Credit card fees	134,544,178	147,401,963
Credit related fees	39,855,788	19,688,950
Total commissions income	743,383,247	703,881,320

Total commissions expense	(104,167,627)	(71,455,585)

Net commissions income	639,215,620	632,425,735

Note:-

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2025. See “Presentation of certain financial and other information.”
(2)

Figures recast due to the recognition of a prior period adjustment related to the business combination. See note 14.2. to our audited consolidated financial statements as of December 31, 2025 and 2024.

For the fiscal year ended December 31, 2024, net fee income increased by 1%, or Ps. 6,789.9 million compared to the 2023 fiscal year.

Additionally, fee income rose by 6% or Ps. 39,501.9 million in the 2024 fiscal year compared to the previous year, primarily due to the increase in fees related to loans by 102% or Ps. 20,166.8 million, the rise in fees related to debit cards by 23% or Ps.9,145.2 million and the increase in ATM transaction interchange fees by 21% or Ps. 8,921.1 million. This increase was offset by a decrease in credit card fees by 9% or Ps. 12,857.8 million.

Meanwhile, fee expenses increased by 46% or Ps. 32,712.0 million (higher ATM interchange fees paid) in the 2024 fiscal year compared to the previous year.

Other operating income

The components of our other operating income for the years ended December 31, 2024 and 2023 were as follows:

	Year ended December 31,
	2024(1)	2023(1)(2)
	(in thousands of Pesos)
Credit and debit cards	41,575,060	25,831,005
Lease of safe deposit boxes	22,790,415	19,842,218
Other service related fees	108,836,852	67,051,264
Other adjustments and interest from other receivables	59,415,566	52,709,171
Sale of property, plant and equipment	30,757	473,726
Others	48,825,570	42,890,061
Other Operating Income	281,474,220	208,797,445

Notes:-

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2025. See “Presentation of certain financial and other information.”
(2)

Figures recast due to the recognition of a prior period adjustment related to the business combination. See note 14.2. to our audited consolidated financial statements as of December 31, 2025 and 2024.

Other operating income increased by 35% or Ps. 72,676.8 million in the fiscal year ended December 31, 2024, compared to the previous fiscal year. Notable increases include: the rise in income from other service related fees by 62% or Ps.41,785.6 million, followed by other income from debit and credit cards with a 61% or Ps.15,744.0 million increase.

Differences in quoted prices of gold and foreign currency

The components of our difference in quoted prices of gold and foreign currency for the years ended December 31, 2024 and 2023 were as follows:

	Year ended December 31,
	2024(1)	2023(1)(2)
	(in thousands of Pesos)
Translation of foreign exchange assets and liabilities to Pesos	197,275,672	2,278,210,942
Income from foreign currency exchange	17,434,163	8,407,039

Differences in quoted prices of gold and foreign currency	214,709,835	2,286,617,981

Notes:-

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2025. See “Presentation of certain financial and other information.”
(2)

Figures recast due to the recognition of a prior period adjustment related to the business combination. See note 14.2. to our audited consolidated financial statements as of December 31, 2025 and 2024.

The results generated by exchange rate differences for the year ended December 31, 2024, decreased by 91% or Ps. 2,071.9 billion compared to those recorded in the previous year. The decline is mainly observed in the result from position with a 91% or Ps.2,080.9 billion decrease, considering the reduction in our positive net foreign currency position (primarily the decline in dual bonds and those linked to the evolution of the official exchange rate). Additionally, the depreciation of the Peso against the dollar in the fiscal year 2024 was 27.7%, whereas in the fiscal year 2023 it had been 356.4%.

Credit loss expense on financial assets

For the fiscal year ended December 31, 2024, charges for loan losses increased by 8%, or Ps. 10,529.0 million, compared to the prior year. This increase was primarily driven by the expansion of the loan portfolio and other credit facilities recorded during fiscal year 2024.

Employee benefits and administrative expenses

The components of our employee benefits and administrative expenses for the years ended December 31, 2024 and 2023 were as follows:

	Year ended December 31,
	2024(1)	2023(1)(2)
	(in thousands of Pesos)
Employee benefits	925,393,014	797,832,185
Remunerations	627,279,186	541,002,464
Payroll taxes	156,048,593	136,445,213
Compensation and bonuses to employees	110,537,549	95,544,797
Employee services	31,527,686	24,839,711
Administrative Expenses	481,929,116	470,450,558
Taxes	95,451,572	77,177,672
Maintenance, conservation, and repair expenses	73,211,226	61,422,878
Fees to directors and syndics	24,253,873	77,131,489
Security services	40,049,584	34,087,862
Electricity and communications	38,975,191	29,779,590
Other fees	51,484,085	47,475,537
Leases	1,869,846	1,349,001
Advertising and publicity	29,146,923	26,618,673
Representation, travel, and transportation	8,499,310	8,105,025
Stationery and office supplies	2,575,461	3,063,966
Insurance	5,199,136	3,372,822
Hired administrative services	12,608,136	8,667,808
Other	98,604,773	92,198,235
Total Employee benefits and Administrative Expenses	1,407,322,130	1,268,282,743

Notes:-

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2025. See “Presentation of certain financial and other information.”
(2)

Figures recast due to the recognition of a prior period adjustment related to the business combination. See note 14.2. to our audited consolidated financial statements as of December 31, 2025 and 2024.

For the fiscal year ended December 31, 2024, administrative expenses including employee benefits increased by 11% or Ps. 139,039.4 million compared to those recorded in the fiscal year 2023, mainly due to higher employee benefits which registered an increase of 16% or Ps. 127,560.8 million (notably, in salaries and social security contributions with 16% and 14% rise respectively). Additionally, administrative expenses also recorded a rise of 2% or Ps. 11,478.6 million as a result of an average 24% increase in general administrative expenses, which was almost entirely offset by a 69% decrease in fees paid to directors and statutory auditors compared to the prior year.

Other operating expenses

The components of our other operating expenses for the years ended December 31, 2024 and 2023 were as follows:

	Year ended December 31,
	2024(1)	2023(1) (2)
	(in thousands of Pesos)
Turnover tax	488,709,670	544,712,030
Charges for other provisions	21,033,486	25,180,604
Deposit guarantee fund contributions	15,772,067	16,351,076
Donations	2,434,724	3,616,581
Insurance claims	9,944,857	7,362,269
Initial loan recognition	3,334,671	42,508,478
Punitive interests and charges in favor of the BCRA	47,955	33,138
Other	339,704,952	280,565,393
Total Other Operating Expenses	880,982,382	920,329,569

Notes:-

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2025. See “Presentation of certain financial and other information.”
(2)

Figures recast due to the recognition of a prior period adjustment related to the business combination. See note 14.2. to our audited consolidated financial statements as of December 31, 2025 and 2024.

For the fiscal year ended December 31, 2024, other operating expenses decreased by 4% or Ps. 39,347.2 million compared to those recorded in the fiscal year 2023. The main decreases are observed in: (i) gross income tax with a 10% or Ps. 56,002.4 million reduction and (ii) initial loan recognition with a 92% or Ps. 39,173.8 million decrease. This decline is offset by an increase in other expenses of 21% or Ps. 59,139.5 million.

Income / (loss) from associates and joint ventures

For the fiscal year ending December 31, 2024, income from associates and joint ventures decreased by 99%, or Ps. 427,938.3 million. This decrease is due to the absence of significant income recorded in 2023 from the acquisition of Banco Itaú Argentina S.A. and its subsidiaries. During 2023, the net assets acquired in the purchase of Banco Itaú Argentina and its subsidiaries significantly exceeded the purchase price, resulting in a recognized gain of Ps. 433,931.6 million.

Loss on net monetary position

For the fiscal year ended December 31, 2024, a decrease in the monetary position loss of 17% or Ps.645,846.2 million was observed, compared to the loss recorded in the fiscal year 2023. This decline was mainly due to: (i) a lower level of inflation of approximately 94 percentage points (decrease in the general consumer price index), which went from 211.4% in the fiscal year 2023 to 117.8% in the fiscal year 2024, and (ii) an increase in monetary assets and liabilities.

Income tax

For the fiscal year ended December 31, 2024, the income tax expense decreased by 95% or Ps. 764,652.4 million compared to the previous fiscal year. The effective tax rate was 9.3% for the period ended December 31, 2024, compared to 32.6% recorded in the fiscal year 2023.

This table shows the reconciliation between income tax and the amounts obtained by applying the current tax rate in Argentina to the income carrying amount:

	Year ended December 31,
	2024(1)	2023(1) (2)
	(in thousands of Pesos)
Income carrying amount before income tax	473,594,762	2,477,083,018
Applicable income tax rate	35%	35%
Income tax on income carrying amount	165,758,167	866,979,056
Net permanent differences and other tax effects including the fiscal inflation adjustment	(121,658,567)	(58,227,018)
Total income tax	44,099,600	808,752,038

Notes:-

(1)	Figures stated in thousands of Pesos adjusted for inflation as of December 31, 2025. See “Presentation of certain financial and other information.”
(2)

Figures recast due to the recognition of a prior period adjustment related to the business combination. See note 14.2. to our audited consolidated financial statements as of December 31, 2025 and 2024.

For more information and a reconciliation between the tax expense and the accounting profit multiplied by Argentina domestic tax rate for see note 29 “Income Tax” to our audited consolidated financial statements as of December 31, 2025 and 2024.

B.	Liquidity and Capital Resources

Our main source of liquidity consists of deposits, which totaled Ps.13,690,637.8 million as of December 31, 2025, Ps.11,079,965.2 million as of December 31, 2024, and Ps.9,654.571.7 million as of December 31, 2023.These deposits include deposits generated by our branch network, from institutional, very large corporate clients and from provincial governments for whom we act as financial agent. We consider the deposits generated by our branch network and the provincial deposits to be stable.

Approximately 5% of our total deposits as of December 31, 2025, were derived from the non-financial public sector, in particular as a consequence of our role as financial agent of four provinces. This is an important source of low-cost funding.

Total deposits, which increased in real values 24% in 2025 compared to 2024, represented 76% of our total liabilities as of December 31, 2025. Deposits were used primarily to finance the growth in credit made available to the private sector and the balance was invested in liquid assets. This approach has enabled us to maintain a high liquidity to deposits ratio while we await a return to stronger demand for private sector loans.

As of December 31, 2025, we had liquid assets up to Ps.9,979,097 million, primarily comprised of cash and due from banks (Ps.4,344,460 million) and other public securities (Ps.5,372,715 million). Our liquidity ratio reached a level of 73% as of December 31, 2025 and it exceeds the aggregate liquidity ratio of the Argentine financial system as a whole, which it reached 41% at the end of 2025.

With respect to the marketable debt securities issued, during the last three years we placed the following notes:

(a)	Class F Notes, issued on October 31, 2023, with a nominal value of U.S.$53,000,000 at a fixed annual nominal rate of 5.00%, maturing on October 31, 2024;

(b)	Class G Notes, issued on June 23, 2025 in an aggregate principal amount of U.S.$400,000,000 at a fixed annual nominal rate of 8.000% maturing on June 23, 2029;

(c)	Additional Class G Notes, issued on August 4, 2025, in an aggregate principal amount of U.S.$130,000,000 at a fixed annual nominal rate of 8.000% maturing on June 23, 2029;

(d)	Class H Notes, issued on January 28, 2026, in an aggregate principal amount of U.S.$400,000,000 at a fixed annual nominal rate of 8.000% maturing on January 28, 2031.

On August 18, 2025, all of the Series XXXII Negotiable Obligations were redeemed. Additionally, upon the terms and subject to the conditions set forth in the offer to purchase dated January 12, 2026, on January 28, 2026 and on February 11, 2026, we purchased a total amount of U.S.$275,345,000 and U.S.$3,200,600, respectively, of our outstanding 6.750% Subordinated Resettable Notes due 2026.

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

We believe that we have adequate working capital to meet our current and reasonably foreseeable needs. As of December 31, 2025, we had excess regulatory capital of Ps.3,614,321.3 million. Our excess capital is aimed at supporting growth, and consequently, a higher leverage of our balance sheet.

The following table represents our contractual obligations and commercial commitments, excluding undrawn commitments of credit cards and checking accounts, as of December 31, 2025:

	Maturing
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(In thousands of Pesos)
Contractual Obligations
Financing received from the BCRA and other financial institutions	153,243,154	152,996,678	246,476	—	—
Issued Corporate Bonds	757,584,577	1,360,618	—	756,223,959	—
Subordinates Corporate Bonds	588,032,164	588,032,164	—	—	—
Other Financial Liabilities	1,769,495,302	1,740,924,334	17,011,491	11,559,475	2
Operating Leases	19,143,758	9,474,138	6,360,687	1,451,474	1,857,459
Total Contractual Obligations	3,287,498,955	2,492,787,932	23,618,654	769,234,908	1,857,461
Commercial Commitments
Lines of Credit	52,436,515	52,436,515	—	—	—
Guarantees	187,605,900	80,507,657	55,734,442	51,363,801	—
Standby Letters of Credit	32,127,574	32,127,574	—	—	—
Total Commercial Commitments	272,169,989	165,071,746	55,734,442	51,363,801	—

For additional information, please see the tables with the maturity of the contractual future cash flows of the financial liabilities, including interest and charges to be accrued until maturity of the contracts, in note 52.4 to our audited consolidated financial statements as of December 31, 2025, and 2024.

For further information regarding liquidity and capital resources please see note 48 “Corporate Bonds Issuance.” Regarding management and administration guidelines in relation to liquidity risk please see note 52.4 “Capital Management, Corporate Governance Transparency Policy and Risk Management.” Regarding our restricted assets and trust agreements please see notes 44 “Restricted assets” and 45 “Trust activities” to our audited consolidated financial statements as of December 31, 2025, and 2024.

Minimum capital requirements

Our excess capital (representing the amount in excess of minimum reserve requirements of the Central Bank) is as set forth in nominal value in the following table:

	As of December 31,
	2025(1)	2024(1)	2023(1)
	(in thousands of Pesos, except ratios and percentages)
Calculation of excess capital:
Allocated to assets at risk	1,005,403,966	575,362,395	250,774,061
Market risk	30,106,106	22,474,791	38,334,772
Operational risk	281,128,064	338,401,878	114,387,855
Required minimum capital under Central Bank Rules	1,316,638,136	936,239,064	403,496,688

Ordinary capital Level 1 (COn1)	5,389,636,314	3,949,822,677	1,745,360,317
Deductible concepts (COn1)	(458,676,872)	(312,177,634)	(121,538,185)
Additional capital Level 1 (CAn1)	—	—	14,565
Capital Level 2 (COn2)	—	82,259,254	128,995,282
Total capital under Central Bank Rules	4,930,959,442	3,719,904,297	1,752,831,979
Excess capital	3,614,321,306	2,783,665,233	1,349,335,291

Note:-

(1)	These amounts are not adjusted for inflation.

As of December 31, 2025, we had no material commitments for capital expenditures. We believe that our capital resources are sufficient for our present capital requirements on an individual and a consolidated basis.

Funding

Our principal source of funding is mainly deposits from individuals and corporate clients located in Argentina. Deposits include checking accounts, savings accounts and time deposits. The following table sets forth our sources of funding as of December 31, 2025, 2024 and 2023:

	As of December 31,
	2025	2024(1)	2023(1)
	(in thousands of Pesos)
Deposits
From the non-financial government sector	638,862,157	846,779,800	535,978,597
From the financial sector	18,619,134	15,815,880	57,824,265
From the non-financial private sector and foreign residents
Checking accounts	1,404,032,659	1,355,933,682	1,459,892,383
Savings accounts	4,761,733,882	5,207,769,962	4,096,537,989
Time deposits	6,716,971,910	2,696,246,480	3,002,836,200
Investment accounts(2)	494,477	819,592,104	358,697,669
Other(3)	149,923,555	137,827,292	142,804,549
Financing received from the BCRA and other financial institutions
Central Bank	555,224	225,135	246,928
Banks and international institutions	75,522,120	56,830,523	44,040,052
Financing received from Argentine financial entities	77,165,810	132,130	12,430,322
Other Financial Liabilities	1,788,639,060	1,357,419,552	1,072,789,671
Issued Corporate Bonds	757,584,577	19,455,743	168,625,005
Subordinated Corporate Bonds	588,032,164	549,446,878	940,258,902
Shareholders’ equity	5,234,546,354	5,328,662,213	5,840,268,867
Total funding	22,212,683,083	18,392,137,374	17,733,231,399

Notes:-

(1)	Figures adjusted for inflation as of December 31, 2025. See “Presentation of certain financial and other information.”
(2)	Time deposit payable at the option of the depositor.
(3)	Includes, among others, expired time deposits and judicial deposits.

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

On June 16, 2021, through Decree 387/2021, was issued the Law 27630 which established, for fiscal years beginning on January 1, 2021,included, a progressive tax rates scheme of 25%, 30% and 35% which will be applied, on a progressively basis, to the taxable accumulated net profit at the end of each the fiscal year. Significant matters related to the tax reform are discussed in notes 3.14 and 29 to our audited consolidated financial statements as of December 31, 2025 and 2024.

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

There were no unrecognized tax benefits as of December 31, 2025, and 2024.

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

At level 3, we mainly hold Equity instruments at fair value through profit or loss and provisional debt securities of financial trusts (see note 13 to our audited consolidated financial statements).

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

Considering that the measurement of ECL is based not only on relevant information about past events, including historical experience, and current conditions, but also on reasonable and supportable forecasts that affect the collectability of the reported amount, our management developed assumptions and estimations for its calculation. For further detail regarding our impairment method and its quantitative impact, see also note 3.2.4. and note 52.1 to our audited consolidated financial statements for the years ended December 31, 2025 and 2024.

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

As described in note 14.2 of our consolidated financial statements as of December 31, 2025 and 2024, we completed the acquisition of Banco BMA SAU (formerly known as Banco Itaú Argentina SA), BMA Asset Management SA (formerly known Itaú Asset Management SA) and BMA Valores SA (formerly known as Itaú Valores SA) during the year ended December 31, 2023 for a total aggregated purchase consideration of U.S.$50,000 thousand plus an additional amount resulting from the adjustment of the result obtained by acquired entities between April 1, 2023 and the closing date established in the purchase contract, which was agreed between the parties in the month of May 2024 for an amount of U.S.$7,564,706. Therefore, in accordance with IFRS 3, retrospective adjustments amounted to Ps.15,154.7 million were made in the Statement of financial position as of December 31, 2023 and Statement of financial income for the year then ended, increasing “other non-financial liabilities” and decreasing “income / (loss) from associates and joint ventures.”

The business combination was accounted for using the “acquisition method” set forth in IFRS 3. As a result of the application of such method, we consider that the consideration transferred is lower than the fair value of the assets acquired, and liabilities assumed at the acquisition date. We reassessed whether it has properly identified all the assets acquired and all the liabilities assumed and reviewed the procedures used to measure the amounts to be recognized at the acquisition date. After the reassessment there was still an excess of the fair value of the net assets acquired in comparison to the consideration paid. Therefore, we recognized a gain from bargain purchase amounting to Ps. 433,931.7 million in the consolidated statement of income for the year ended December 31, 2023.

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

Principal Trends Related to Argentina

Unlike 2025, when the absolute priority was rapid disinflation, in 2026 the Argentine government has begun to place greater weight on reserve accumulation objectives and the recovery of economic activity. In this context, a transition toward a more flexible exchange rate regime is expected. While the band system is expected to remain in place, the recent recalibration—adjusting the pace of depreciation to past inflation—aims to provide the Central Bank with greater capacity to purchase foreign currency, at the cost of weakening the exchange rate anchor in an economy that still shows a strong propensity to use the U.S. dollar as a unit of account and store of value. This, in turn, requires fiscal and monetary policies to play an even more significant anti-inflationary role than to date.

Another milestone expected in 2026 is a return to international debt markets, in a context where sovereign risk compressed below 600 basis points following the October 2025 legislative mid-term elections and is expected to move toward the 450 basis point range if the reserve accumulation plan is successfully implemented.

In 2026, we expect economic variables to continue to normalize, along with some pickup in the level of activity. There will likely continue to be adjustments in transportation, electricity, gas, prepaid medicine, and other regulated prices that had been lagging behind those of non-regulated goods and services. Market expectations surveyed by the Central Bank indicate that inflation in 2026 would be lower than in 2025, with a downward trend in the second half of the year.

According to the Central Bank’s survey, it is expected that during 2026 the level of activity will grow by 3.4%. This increase would be driven by agricultural activity, which, at least in terms of gross harvest, is expected to remain very robust, as well as by other strategic sectors such as mining, hydrocarbons and the financial sector, together with a rebound in construction supported by a more competitive exchange rate and the resumption of public works. Credit is also expected to act as a key driver of growth.

In addition, the government signed an agreement with the International Monetary Fund to recover the previously agreed program with new targets adjusted to the current economic conditions and the economic policy of the new administration. The economic agents’ and the general population’s expectations will generally be focused on the performance of the stabilization plan. Its success will be reflected in the recovery of international reserves and the fulfillment of the fiscal plan, which by the end of 2026 is expected to result in a primary surplus of at least one percentage point of GDP.

The fiscal strategy for 2026 contemplates the challenge of continuing to reduce taxes despite an increase in social spending and public works. To achieve this, higher revenues linked to economic activity and labor formalization will be necessary. If fiscal space allows, further progress is expected in reducing distortionary taxes, such as export duties and the tax on bank debits and credits.

Moreover, the Government will continue to push for a list of public companies that may be privatized, a series of deregulation and debureaucratization measures, and other structural reforms aimed at reducing production costs, especially tax and labor costs for companies, thereby improving formal employment and workers’ purchasing power, and lowering transaction costs for consumers. So far, the Government has been successful in passing a labor reform, and we expect a tax reform bill to be sent to Congress in the coming months. Not all stakeholders support these initiatives, so that the management of consensus to approve and implement them implies that the economic and political situation during 2026 will continue to be very dynamic and challenging for the government.

Principal Trends Related to the Argentine Financial System

When assessing the vulnerabilities and strengths of the financial system, we observed significant changes in 2025 compared to 2024, notably a sharp increase in non-performing loans and a decline in coverage levels. If conditions were to deteriorate further, it is expected that the systemic response would remain robust and that the financial system would continue to demonstrate a high degree of resilience; however, there can be no assurance that such resilience would be sustained.

During 2025 the financial system delinquency levels increased to 5.3% from 1.6% in December 2024, while the coverage ratio of the aggregate financial system (measured as allowances over total non-performing loans under Central Bank rules) decreased 70 percentage points to 94% in December 2025 from 159% in December 2024. The potential materialization of certain risk factors mentioned in this annual report could impact the payment capacity of debtors, generating a certain degree of stress on the aggregate balance sheet of the financial system. However, in general terms, financial institutions maintain comfortable levels of provisions and capital to face possible stress situations.

The performance of financial intermediation activity continues to be a potential source of vulnerability for financial institutions. Looking ahead to 2026, there is room for intermediation activity with the private sector to continue to gain momentum, based on higher levels of economic activity, lower interest rates as monthly inflation declines, certain stability in foreign exchange matters and higher levels of savings in local currency, especially due to the dynamism of traditional time deposits and the elimination of certain regulations (minimum rate for time deposits) by the Central Bank.

Following the October 2025 midterm elections, political risk has significantly decreased, allowing for a recovery of key economic and financial variables. For 2026 the economy is projected to return to a growth path, driven by lower country risk, reduced interest rates, increased credit demand, and the normalization of delinquency rates.

We estimate that deposits, in both local and foreign currency, will grow towards the end of the first quarter after overcoming early-year seasonality. Likewise, we expect intermediation margins to benefit from lower rate volatility and an increase in financial intermediation volumes.

A possible scenario of greater volatility in the financial markets or an economic performance below expectations could generate changes in the level or composition of deposits and present challenges for the financial system. To mitigate these possible effects, the group of entities maintains ample liquidity coverage and have ramped up loan losses provision given the deterioration in asset quality.

At the end of 2025, the aggregate financial system continued to show high liquidity levels, although lower than the previous year as a consequence of new credit dynamics and increased loan demand. The sector’s broad liquid assets accounted for 40.8% of deposits in December, 1.4% lower than the previous month’s figure and 4.4% lower in the year-on-year comparison.

The Argentine financial system continues to show a significant degree of soundness, backed by high levels of solvency, liquidity and coverage margins, which would allow it to act resiliently in the event of a possible stress situation that may arise from the materialization of the identified risk factors.

During 2025, the sector’s aggregate solvency indicators remained high, though lower than the previous year, in a context of increasing loan origination and lower exposure to government securities (which have a 0% risk weighting). The financial entities collectively integrated capital for the equivalent of 28.6% of risk-weighted assets at the end of 2025, a 2.1% decrease from 2024. As of December 31, 2025, the capital position of the financial system totaled 253% of the requirement.

The financial system closed 2025 with comprehensive net income in homogeneous currency equivalent to 1.0% of assets (ROA) and 4.4% of equity (ROE), lower than the previous year. For 2026, the central objective of the monetary program is to continue to run a surplus, no fiscal deficit and avoidance of monetary issuance for its financing while at the same time accumulating foreign reserves through purchases in the official foreign exchange market. Other key objectives continue to be the elimination of regulations and restrictions and the correction of relative prices, and the removal of all foreign exchange controls. The aim is to restore the level of international reserves through the normalization of foreign trade flows.

For more information on risks, see “Risk Factors—Risks related to the Argentine financial system.”

Principal Trends Related to Our Business

For 2026, we estimate that loans will grow above inflation levels, while deposits will grow below the pace of inflation and margins are expected to decrease slightly, as a result of the Central Bank’s rate reductions and increased competition for time deposits. In addition, efficiency defined as expenses over net financial income and commissions is expected to remain stable in the first half of the year and improve marginally during the second half.

From a portfolio quality perspective, the current political and economic climate, suggests that a sharp devaluation of the currency would lead to an acceleration of the monthly inflation, which so far has been on a upward trend since bottoming at 1.5% in May of 2025, and would have an unfavorable impact on people’s ability to pay, cause a loss of purchasing power and possibly a decrease in economic activity for SMEs. As a result, a deterioration in the credit quality of the portfolio would deteriorate, leading to an increase in delinquency levels. In this context, a rise in loan loss provisions would be expected, along with a corresponding increase in the recognition of ECL.

The Argentine Financial System

The Argentine financial system has maintained a consistent positive trend in the last years with our performance improving accordingly, as evidenced by the following indicators:

	As of December 31,
	2025	2024(1)	2023(1)
	(in millions of Pesos)
Financial System (Central Bank Rules)
Total loans	138,713,977	76,189,708	22,688,612
Total deposits	197,940,237	136,738,957	62,785,946
Banco Macro (Central Bank Rules)
Total loans	11,182,529	5,896,262	1,868,548
Total deposits	13,690,638	8,422,706	3,370,241

Note:-

(1)	Figures detailed in the table above have not been adjusted for inflation nor restated for the changes in the general purchasing power of the Peso as established by IAS 29.

Source: Central Bank for Financial System.

Total loans in the financial system increased in nominal values by 82% in 2025, and amounted to Ps.138,713,977 million as of December 31, 2025, driven by private sector loans. Our portfolio shows the same trend in nominal value that the financial system as a whole, increasing 90% year-over-year.

Total deposits in the financial system increased in nominal values by 45% in 2025. Private sector deposits increased by 49% in 2025, amounting to Ps.165,704,377 million as of December 31, 2025 and public sector deposits increased by 30% in 2025, amounting to Ps.30,528,157 million. Our portfolio shows the same trend as the financial system as a whole but at a higher growth rate, achieving a 63% growth year-over-year in nominal values.

Private sector loans

In 2025, loans to the private sector grew 80% in nominal values for the financial system as a whole. This trend was also reflected in the evolution of our portfolio. Our private sector loan portfolio increased also 88% in nominal value compared to the balance as of December 31, 2024, as shown in the following table:

	As of December 31,
	2025	2024(1)	2023(1)
	(in millions of Pesos)
Financial System (Central Bank Rules)
Private sector loans	132,276,710	73,503,807	21,888,711
Banco Macro (Central Bank Rules)
Private sector loans	10,840,504	5,766,322	1,855,370

Note:-

(1)	Figures detailed in the table above have not been adjusted for inflation nor restated for the changes in the general purchasing power of the Peso as established by IAS 29.

Source: Central Bank for Financial System.

Asset Quality

Throughout 2025, the non-performing lending ratio for the financial system increased month by month, reaching a level of 5.3% as of December 31, 2025.

In December, credit irregularity to the private sector reached a level of 5.5% at the systemic level. When analyzed by type of debtor, the delinquency ratio of loans to households reached 9.3%, a performance mainly explained by personal loans and pledge-backed lines. In the case of corporate sector financing, it increased to 2.5%, a variation explained by companies linked to commerce and primary production.

Regarding the coverage ratio, the provisioning levels of the financial system continue to be high closing the year with a coverage ratio of 94%.

In our case, we observed an increase in the level of non-performing lending portfolio compared to the previous year, lower than that of the financial system, and a decrease in the coverage ratio reaching a level of 120%, higher than the level of the system as a whole.

The table below reflects our asset quality and that of the financial system as of December 31, 2025, 2024 and 2023:

	As of December 31,
	2025	2024	2023
Financial System (Central Bank Rules)
Non-performing lending ratio(1)	5.3%	1.6%	3.5%
Coverage ratio(2)	94%	159%	140%
Banco Macro (Central Bank Rules)
Non-performing lending ratio(1)	3.9%	1.3%	1.3%
Coverage ratio(2)	120%	159%	201%

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

Source: Central Bank for Financial System.

Profitability

In 2025 the profitability of the financial system decreased approximately by 78% in nominal values, achieving a total of Ps.2,285,294 million as of December 31, 2025 representing a 1.0% return on average assets and 4.4% on average equity. The year-on-year decrease in nominal value was driven by lower income from adjustments related to CER and CVS clauses, linked to a decline in the inflation rate compared to the prior year, lower results from repo transactions, and higher credit loss expense. The table below reflects our profitability and that of the financial system as of December 31, 2025, 2024 and 2023:

	As of December 31,
	2025	2024(1)	2023(1)
Financial System (Central Bank Rules)
Total income (in millions of Pesos)	2,285,294	10,489,098	4,401,771
Return on average equity	4.4%	15.8%	27.6%
Return on average assets	1.0%	4.1%	5.4%
Banco Macro (Central Bank Rules)
Total income (in millions of Pesos)	290,704	325,132	587,655
Return on average equity	6.6%	7.5%	33.2%
Return on average assets	1.8%	2.4%	8.7%

Note:-

(1)	Figures detailed in the table above have not been adjusted for inflation nor restated for the changes in the general purchasing power of the Peso as established by IAS 29.

Source: Central Bank for Financial System.

Commercial and balance sheet strategies

We have the most extensive branch network among private-sector banks in Argentina, with 90% of our branches located outside of the City of Buenos Aires. Our extended presence in Argentine regional economies and sectors that have benefited from Argentina’s economic recovery grant us a key advantage with respect to other banks in terms of competing in the credit expansion service in Argentina. In addition, our strong network of branches and our role as the financial agent of various provinces provide us with a source of growth and low cost in our deposit base.

We will continue our diversification strategy regarding the credit portfolio, thus enabling to obtain satisfactory efficiency, growth, security and profitability in commercial management. We will continue to focus our assistance to SMEs, emphasizing the election of dynamic economic sectors and growth potential in industrial, commercial and service areas for the purpose of contributing to companies’ expansion and ensuring an acceptable return of the funds assigned. At the same time, we will also offer these enterprises a complete range of corporate financial services, including exports and imports financing, letters of credit confirmation and opening, and granting guarantees to third parties on behalf of our customers.

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

Not Applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

We are managed by our Board of Directors, which as of the date of this annual report is comprised of 13 members and three alternate members. On April 16, 2012, our shareholders approved a proposal of the Board of Directors and amended our bylaws increasing the maximum size of our board from twelve to 13 members. Currently, the shareholders may present at any annual ordinary meeting that may determine the size of the Board of Directors, provided that there shall be no less than three and no more than thirteen members of the Board of Directors. Any director so appointed will serve for three fiscal years. If the shareholders elect more than nine board members, each director will be reelected as a staggered board, to be renewed by thirds, provided that in all cases no less than three directors shall be renewed each time. The annual ordinary shareholders’ meeting may also appoint an equal or lesser number of alternate directors, to hold office for the same term as regular directors, to fill any vacancy in the board occurring for any reason whatsoever, and shall further determine the order of substitution. Alternate directors shall hold office until the regular directors in whose place they have acted as substitutes shall resume office, and in case any such absence is permanent, until the next ordinary meeting of shareholders where directors shall be appointed. Both regular and alternate directors may be re-elected indefinitely.

Duties and Liabilities of Directors

Under Argentine Corporate Law, directors have the obligation to perform their duties with the loyalty and the diligence of a prudent businessperson. Directors are jointly and severally liable to a corporation, the shareholders and third parties for the improper performance of their duties, for violating the law, the bylaws and/or regulations, if any, and for any damage caused by fraud, abuse of authority or gross negligence. The following are considered integral to a director’s duty of loyalty: (i) the prohibition on using corporate assets and confidential information for private purposes; (ii) the prohibition on taking advantage, or to allow another to take advantage, by action or omission, of our business opportunities; (iii) the obligation to exercise board powers only for the purposes for which the law, the corporation’s bylaws or the shareholders’ or the Board of Directors’ resolutions have intended; and (iv) the obligation to take strict care so that acts of the board do not go, directly or indirectly, against our interests. A director must inform the Board of Directors and the supervisory committee of any conflicting interest he may have in a proposed transaction and must abstain from voting thereon.

Under Argentine law, the Board of Directors is in charge of our management and administration and, therefore, makes any and all decisions in connection therewith, as well as those decisions expressly provided for in the Argentine Corporate Law, our bylaws and other applicable regulations. Furthermore, the board is generally responsible for the execution of the resolutions passed by shareholders’ meetings and for the performance of any particular task expressly delegated by the shareholders.

Board of directors

The following table sets forth certain relevant information of the members of our Board of Directors as of the date of this annual report:

Name	Position	Age	Year First Appointed as Director	Year of Expiration of Term(1)
Jorge Pablo Brito	Chairman	46	2002	2027
Carlos Alberto Giovanelli	Vice Chairman	69	2016	2027
Nelson Damián Pozzoli	Director	59	2016	2027
Fabián Alejandro de Paul(2)	Director	62	2019	2027
Agustín Mariano Álvarez(2)(3)	Director	41	2025	2027
Constanza Brito	Director	44	2007	2026
Mario Luis Vicens(2)	Director	74	2016	2026
Sebastian Palla(2)	Director	51	2021	2026
José Alfredo Sánchez	Director	70	2016	2026
Daniela Anahí Rivarola Meilán(2)(3)	Director	29	2025	2026
Delfín Federico Ezequiel Carballo	Director	41	2015	2028
Marcos Brito	Director	43	2007	2028
Miguel Iribarne(4)	Director	54	2026	2028
Santiago Horacio Seeber	Alternate Director	49	2012	2027
Juan Ignacio Catalano	Alternate Director	42	2024	2027
Lucas Matías Gregorio(2)(3)	Alternate Director	41	2025	2027

Notes:-

(1)

Notwithstanding the expiration of their current mandate, and in accordance with the provisions of Article 257 of the Argentine Corporate Law, the Directors shall remain in their positions until replaced.

(2)	Independent directors in accordance with the rules of the CNV. See “Item 16G Corporate Governance—Comparison of Argentine Corporate Governance Practices and NYSE Rules.”
(3)	Proposed by ANSES-FGS.
(4)	As of the date of this annual report, his appointment remains subject to approval by the Central Bank.

The following family relationships currently exist within our Board of Directors:

(i)	Constanza Brito, Jorge Pablo Brito and Marcos Brito are siblings; and

(ii)	Delfín Federico Ezequiel Carballo and Jorge Pablo Brito, Marcos Brito and Constanza Brito are cousins.

Set forth below are brief biographical descriptions of members of our Board of Directors:

Jorge Pablo Brito was born on June 29, 1979. Mr. Brito is the Chairman of our Board of Directors since March 15, 2023. Previously he was the Vice Chairman of our board since November 30, 2020, director since April 30, 2020 until November 30, 2020 and the Vice Chairman of our board since April 27, 2018 until April 30, 2020. He has been a member of our Board of Directors since 2002 and our Chief Financial Officer since April 16, 2012 until November 8, 2017. He also serves as Chairman of the Board of Directors of Fiduciaria JHB S.A. and Genneia S.A. and as Vice Chairman of Inversora Juramento S.A.

Carlos Alberto Giovanelli was born on April 6, 1957. He is a Vice Chairman of our Board of Directors since March 15, 2023 and he has been a member of our board since April 26, 2016. In the financial sector, he worked as Deputy Credit Manager (1980-1983), Branch Deputy Manager (1983-1986), Credit Officer (1986-1989) and Deputy Commercial Manager (1991-1997) of La Sucursal de Citibank N.A., established in Argentina. He was Vice President of Investment Banking in Citibank, N.A. (1989-1991) and Vice President of Planning in La Sucursal de Citibank N.A., established in Argentina (1997-2002). He also held the position of Vice Chairman of Banco BMA S.A.U, (2023-2024), Deputy Chairman of Asociación de Bancos (2001-2002) and Incumbent Director of Banco Patagonia S.A. (2007-2016). Mr. Giovanelli also serves as Chairman of Havanna S.A, Inverlat Investments S.A. and Subdelicious Arg S.A. He is also Vice-Chairman of Impresora Contable S.A, Havanna Holding S.A., Desarrollo Epsilon S.A. and Aspro Servicios Petroleros S.A.

Nelson Damián Pozzoli was born on May 6, 1966. He has been a member of our Board of Directors since April 26, 2016. Mr. Pozzoli holds a degree in public accounting from Universidad Católica Argentina. In the financial sector, he was Director of La Sucursal de Citibank N.A., established in the República Argentina (1989-1992), Head of Capital Markets (1992-1994) and Corporate Banking Manager (1996-1997) of ABN AMRO Bank Argentina, Head of Equity (LATAM origination) of ABN AMRO Netherlands (1994- 1995) and Corporate Banking Manager of ABN AMRO Bank USA (1995- 1996). He also held the position of Director of Banco Liniers Sudamericano (1997-1998), Investment Banking Manager of the Bankers Trust (1997- 1999) and worked for the Chase Manhattan Bank and the First National Bank of Chicago from 1998 to 1999. He was also General Manager of Deutsche Bank Argentina (1999-2003). He also serves as Chairman of Aspro Servicios Petroleros S.A. He is also Vice-Chairman of Inverlat Investments S.A. and he is Incumbent Director of Macro Bank Limited, Impresora Contable S.A., Desarrollo Epsilon S.A. and Cablevisión Holding S.A. Furthermore, he serves as Alternate Director of Havanna S.A.,Havanna Holding S.A. and Subdelicious Arg S.A.

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

Constanza Brito was born on October 2, 1981. Ms. Brito has been a member of our Board of Directors since April 27, 2018. Previously, she served as director from 2007 through 2015 and as alternate director since April 2016. She joined us in May 2005. Ms. Brito holds a degree in human resources administration from Universidad del Salvador. Ms. Brito also serves as Vice Chairman of Visora Desarrollos Inmobiliarios S.A. and as Director of Fiduciaria JHB S.A. Previously, she served as vice-chairman of Mediainvest S.A.

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

Daniela Anahí Rivarola Meilán was born on August 24, 1996. She was appointed as a Director on April 4, 2025, as the representative of ANSES-FGS. Ms. Rivarola Meilán holds a law degree from the University of Buenos Aires and a bachelor’s degree in International Relations from the University of El Salvador. She currently serves as Head of Business Development at Decrypto.la. Ms. Rivarola Meilán has a strong track record in business development, commercial strategy, and institutional relations within the financial and technology sectors. She has led regional expansion initiatives and strategic partnerships, holding key positions at companies involved in digital assets, financial technology, and consulting. She also serves as Director of Pampa Energia S.A.

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

Marcos Brito was born on October 5, 1982. He was appointed as Director on April 21, 2009 and previously served as an Alternate Director of the Bank from April through July 2021, as a Director from April 2009 through April 2020, and as an Alternate Director from November 2007 through April 2009. He joined us in October 2005. Mr. Brito holds a degree in Business Economics from Universidad Torcuato Di Tella. Additionally, he is Chairman of Macro Agro S.A.U., Macro Fiducia and Anglia S.A., and Director of Inversora Juramento S.A. He also serves as a Director of Fiduciaria JHB S.A. and as an Alternate Director of Genneia S.A. Previously, he served as a Director of Nuevo Banco Bisel S.A. from November 2007 to August 2009, as a Director of Banco Privado de Inversiones S.A. from September 2010 to December 2013, as an Alternate Director of Banco del Tucumán S.A. from January 2014 to December 2018, as Chairman of Argenpay S.A.U. (2019-2022), and as Director of Banco BMA S.A.U. from November 2023 to November 2024.

Miguel Iribarne was born on June 20, 1971. He was appointed as a Director on April 8, 2026, as the representative of ANSES-FGS and, as of the date of this annual report, his appointment remains subject to approval by the Central Bank. Mr. Iribarne holds a degree in Economics from the University de San Andrés and a master degree in Business Administration from the Tuck School of Business at Dartmouth. He has worked as a consultant to several companies, advising financial institutions on strategic consulting matters related to technology, processes, costs, and portfolio management improvements. Mr. Iribarne is a co-founding partner of ARG Capital S.A., whose principal activity is the organization of private and public trust structures, as well as the structuring of collective investment vehicles and corporate bonds. He is also a partner of Armonica SRL, a company dedicated to the development of a platform for the tokenization and trading of electronic credit invoices. In addition, he served as a member of the Board of Directors of Mercado Abierto Electrónico S.A. from 2022 to 2024 and has served as Vice President of Instituto para el Crecimiento Asociación Civil since 2024.

Santiago Horacio Seeber was born on March 27, 1977. Mr. Seeber was appointed as Alternate Director on April 29, 2022 and previously was appointed as Director from November 30, 2020 through April 29, 2022 and he has been an Alternate Member since 2018 to 2020 and since 2012 to 2016. Mr. Seeber served in different positions in the Bank since November 2002. He also serves as Chairman of the Board of Directors of LAB Real Estate S.A., Bricsa Holding S.A., New Lines S.A., MediaInvest S.A., as Vice-Chairman of Anglia S.A. and Hangar NB S.A. and as Director of Inversora Juramento S.A.

Juan Ignacio Catalano was born on January 25, 1984. He was appointed as alternate director on April 12, 2024. Mr. Catalano holds a degree in Business Economics from Universidad Torcuato Di Tella and a Postgraduate Degree in Finance from Universidad Católica Argentina. Previously, he held different positions at Macro Securities from 2009 to 2018.

Lucas Matías Gregorio was born on October 1, 1984. Mr. Gregorio was appointed as Alternate Director on April 4, 2025, as the representative of ANSES-FGS. On August 20, 2025, he was appointed as Director in replacement of Mr.Guido Agustín Gallino, who resigned on that same date, and he held such position until April 8, 2026. He holds a bachelor’s degree in Business Administration and a Master’s in Finance, both from Universidad Católica Argentina (UCA). Mr. Gregorio is a Partner and Co-Founder of Xeibo, an investment and advisory firm focused on emerging markets. He previously served as Chief Financial Officer (CFO) at Stoneway Capital Corporation, an investment firm with a portfolio in energy generation and infrastructure projects across emerging markets. He also held senior positions in the financial sector at leading institutions such as Puente Hermanos and Banco Comafi.

Senior Management

Our senior management oversees our day-to-day operations to ensure that our overall strategic objectives are being implemented. The actual composition is a deputy general manager that reports to the Board of Directors and senior managers that report to the general manager. In addition, we have, among others the following committees comprised of different directors and senior management:

•	internal audit committee,

•	technology governance committee,

•	information security committee,

•	senior credit committee,

•	assets and liabilities committee,

•	asset laundering and terrorist financing prevention committee,

•	senior recovery committee;

•	risk management committee,

•	ethics and compliance committee,

•	corporate governance and appointments committee,

•	personnel incentives committee, and

•	financial services users protection committee

The following table sets forth certain relevant information on our executive officers and our senior management, of the date of this annual report:

Name	Position	Age
Juan Martín Parma	Chief Executive Officer	53
Jorge Francisco Scarinci	Chief Financial Officer	55
Marcelo Agustín Devoto	Wealth Management, Asset Management and Private Banking Manager	50
Juan Domingo Mazzon	Strategy, Management Control and Institutional Relations Manager	52
Gastón Alberto Mooney	Risk Manager	55
Ernesto Eduardo Medina	Technology and Banking Transactions Manager	59
Francisco Muro	Distribution and Sales Manager	53
Adrián Mariano Scosceria	Corporate Banking Manager	60
Mercedes Bembibre	People Manager	58
Guillermo Jejcic	Retail banking manager	48

Set forth below are brief biographical descriptions of members of our directors and our senior management:

Juan Martín Parma was born on March 9, 1973. Mr. Parma was appointed as our Chief Executive Officer effective April 1, 2025. He is a member of the Assets and Liabilities Committee, the Risk Management Committee, the Senior Credit Committee, the Technology Governance Committee and the Information Security Committee. Mr. Parma holds a Bachelor’s degree in Business Administration from the University of La Plata and has completed a Master’s degree in Banking Management at the Center for Macroeconomic Studies (CEMA), as well as various international leadership programs in Singapore, France, and the United States. Mr. Parma has built a distinguished international career in the financial sector, with over 28 years of experience in executive leadership positions at financial institutions across multiple countries. He also serves as Chairman of the Board of Directors of Micro Sistemas S.A.

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

Marcelo Agustín Devoto was born on April 11, 1976. He is our Investment Banking Manager since May 2015. Mr. Devoto holds a degree in Business Management from Universidad Católica Argentina and a post-graduate degree in Finance from Universidad Torcuato Di Tella. He joined us in December 2000. He also serves as Chairman of Macro Bank Limited, as Vice Chairman of Macro Securities, as Director of Macro Fiducia and Alternate Member of the administrative council of Fintech S.G.R. and Alianza S.G.R.

Juan Domingo Mazzon was born on April 14, 1974. He is our Strategy, Management Control and Institutional Relations Manager and has been our Management Control since August 2019 and member of the Assets and Liabilities Committee and the Technology Governance Committee. Mr. Juan Mazzon holds a degree in Public Accounting from Universidad Argentina de la Empresa (UADE) and holds an MBA from Vanderbilt University (USA). Mr. Mazzon joined us in October 2017. He also serves as Director of Micro Sistemas S.A.

Gastón Alberto Mooney was born on August 26, 1970. He is our Risk Manager since September 1, 2025 and a member of our Technology Governance Committee, Information Security Committee, Senior Credit Committee, Assets and Liabilities Committee Asset Laundering and Terrorist Financing Prevention Committee, Senior Recovery Committee, Risk Management Committee, Ethics and Compliance Committee and Financial Services Users Protection Committee. Mr. Mooney holds a degree in business administration from Universidad Argentina de la Empresa and an MBA from the Kellogg Graduate School of Management. He has more than 30 years of experience in the Argentine financial market, holding senior positions related to risk management, credit, product development, marketing, digital strategies and operations. He also serves as Director of Micro Sistemas S.A.

Ernesto Eduardo Medina was born on January 9, 1967. He is our Technology and Banking Transactions Manager since August 2020 and has been our Human Resources Manager since October 2016. He is a member of the Technology Governance Committee, the Information Security Committee and the Risk Management Committee. Mr. Medina holds degrees in Public Accounting and Business Management from Universidad de Buenos Aires. He also has a degree in computer science from Universidad de Buenos Aires and a Psychology degree from Universidad de Ciencias Empresariales y Sociales. He holds two master’s degree in Renewable Energies and Environment Management, both from Universidad de Cádiz and a master’s degree in clinical Neuropsychology from Universidad Europea Miguel Cervantes. Mr. Medina joined us in February 1989. He also serves as Director of Micro Sistemas S.A.

Francisco Muro was born on March 2, 1973. He is our Distribution and Sales Manager since October 2014. Mr. Muro holds a degree in Accounting from Universidad de Buenos Aires and a master’s degree from IAE (Universidad Austral). Mr. Muro joined us in August 2004.

Adrian Mariano Scosceria was born on January 22, 1966. He is our Corporate Banking Manager since May 2017 and a member of the Senior Credit Committee and the Assets and Liabilities Committee. Mr. Scosceria holds a degree in Business Administration from Universidad Católica Argentina and a specialization in Administration and Management from Harvard University. He also serves as Director of Finova S.A.

Mercedes Bembibre was born on April 20, 1967. She is our People Manager since July 1, 2025 and as a member of our Ethics and Compliance Committee. She previously worked for 29 years at HSBC, where she held various leadership roles in human resources at both local and regional levels, culminating her career as Head of HR for Argentina and Uruguay. Ms. Bembibre holds a degree in chemical engineering from Instituto Tecnológico de Buenos Aires and a postgraduate degree in strategic human resources management from IDEA.

Guillermo Jejcic was born on September 9, 1977. He is our Retail Banking Manager since July 1, 2025 and as a member of our Assets and Liabilities Committee and the Senior Credit Committee. He previously served as our Digital Transformation Manager from 2023 to July 2025, where he played a key role in defining the transformation strategy and digital assets. Prior to joining Banco Macro, he spent 19 years at Itaú Argentina in various positions, including Head of Retail Banking and Technology, where he led initiatives integrating technological innovation with customer experience. Mr. Jejcic holds a degree in industrial engineering from Universidad de Buenos Aires, an MBA from Universidad Austral and a master’s degree in finance from Universidad de San Andrés. He also serves as Director of Micro Sistemas S.A.

B.	Compensation

The Argentine General Corporation Law provides that the compensation paid to all directors and syndics in a financial year may not exceed 5.0% of the company’s earnings if we are not paying dividends in respect of such net income. The General Corporation Law increases the annual limitation on director compensation to up to 25.0% of net income based on the amount of such dividends, if any are paid. In the case of directors that perform duties at special commissions or perform administrative or technical tasks, the aforesaid limits may be exceeded if a shareholders’ meeting so approves and such issue is included in the agenda and is in accordance with the CNV Rules. In any case, the compensation of all directors and members of the supervisory committee requires shareholders’ approval at an ordinary meeting.

The aggregate amount of compensation to all directors, alternate directors and members of supervisory committee for fiscal year 2025 was Ps.15,070.3 million. In 2025, Banco Macro paid its Senior Management an aggregate nominal amount of Ps.8,771.6 million in compensation, including salaries and bonuses. Neither we nor any of our subsidiaries have entered into any agreement that provides for any benefit or compensation to any director after the expiration of his term or upon his retirement.

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

Independence of the Members of the Board of Directors and the Supervisory Committee

Within ten business days from the date of the appointment of members of the Board of Directors and supervisory committee such members of the Board of Directors and/or the supervisory committee shall inform the CNV whether they are “independent” pursuant to CNV Rules.

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

The structure of the Board of Directors must be in conformity with the foregoing by the first shareholders’ meeting held after December 31, 2018. As of the date of this annual report, Mario Luis Vicens, Fabián Aljeandro de Paul, Sebastián Palla, Agustín Mariano Álvarez, Daniela Anahí Rivarola Meilán, Miguel Iribarne and Lucas Matías Gregorio qualify as independent members of our Board of Directors under the criteria specified by the CNV.

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

As of the date of this annual report, Alejandro Almarza, Carlos Javier Piazza, Ariel Maximiliano Bozzano, Horacio Roberto Della Rocca, Francisco Javier Piazza and Vivian Haydeé Stenghele are qualified as independent members of our supervisory committee under these criteria.

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

(i)	attending meetings of the Board of Directors, and shareholders’ meetings,

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

The following table sets forth certain relevant information of the members of our supervisory committee as of the date of this annual report:

Name	Position	Age	Year of Appointment	Current Term Ends
Alejandro Almarza	Syndic	68	2026	April 2027
Carlos Javier Piazza	Syndic	67	2026	April 2027
Ariel Maximiliano Bozzano	Syndic	43	2026	April 2027
Horacio Roberto Della Rocca	Alternate syndic	72	2026	April 2027
Francisco Javier Piazza	Alternate syndic	38	2026	April 2027
Vivian Haydeé Stenghele(1)	Alternate syndic	56	2026	April 2027

Note:-

(1)	Appointed by ANSES—FGS, as instructed by the Sindicatura General de la Nación.

The business address of the members of the Supervisory Committee is Eduardo Madero 1172, City of Buenos Aires, Argentina. Set forth below are brief biographical descriptions of the members of our supervisory committee:

Alejandro Almarza was born on January 16, 1958. Mr. Almarza holds an accounting degree from the University of Buenos Aires in Argentina. Mr. Almarza also serves as a member of the supervisory committee of Macro Securities, Macro Fiducia, Argenpay S.A.U., Macro Agro S.A.U., Fintech S.G.R., Alianza S.G.R., Micro Sistemas S.A., Genneia S.A., Camuzzi Gas Pampeana S.A., Empresa de Energía Río Negro S.A., Seguro de Depósitos S.A., Edison Energía S.A., Edison Holding S.A., Noanet S.A., Dimater S.A., Empresa de Construcción y Servicios (ECOS) S.A., Empresa de distribución eléctrica de Tucumán S.A., Norelec S.A.U., Empresa Jujeña de Energía S.A., Empresa Jujeña de Sistemas Energéticos Dispersos S.A., Compañía Eléctrica de Inversiones S.A., Alicurá Hidroeléctrica Argentina S.A., Cerros Colorados Hidroeléctrica Argentina S.A., Lineas de Transmision del Litoral S.A., Consorcio de Empresas Mendocinas para Potrerillos S.A., Edison Generación S.A., and Energética del Norte S.A.U. He also serves as alternate member of the supervisory committee of Banco de Valores S.A., Edison Inversiones S.A.U. and Valo Securities S.A.U. Mr. Almarza was admitted to the Accountants Professional Association of the City of Buenos Aires in 1983.

Carlos Javier Piazza was born on September 16, 1958. Mr. Piazza holds an accounting degree from the University of Buenos Aires in Argentina. Mr. Piazza serves as a member of the supervisory committee of Central Tucumano S.A., Argenpay S.A.U., Macro Agro S.A.U., Macro Fiducia S.A.U., Macro Securities S.A.U., Banco de Valores S.A., Valo Securities S.A.U., Edison Las Maderas S.A.U. and Mercado de Futuros y Opciones S.A., and as alternate member of supervisory committee of Genneia S.A., Camuzzi Gas Pampena S.A., Empresa de Energía Río Negro S.A., Fintech S.G.R., Alianza S.G.R., Micro sistemas S.A., Edison Energía S.A., Edison Holding S.A., Noanet S.A., Dimater S.A., Empresa de Construcción y Servicios (ECOS) S.A., Empresa de distribución eléctrica de Tucumán S.A., Norelec S.A.U., Empresa Jujeña de Energía S.A., Empresa Jujeña de Sistemas Energéticos Dispersos S.A., Compañía Eléctrica de Inversiones S.A., Alicurá Hidroeléctrica Argentina S.A., Cerros Colorados Hidroeléctrica Argentina S.A., Lineas de Transmision del Litoral S.A., Consorcio de Empresas Mendocinas para Potrerillos S.A., Edison Generación S.A. and Energética del Norte S.A.U. Mr. Piazza was admitted to the Accountants Professional Association of the City of Buenos Aires in 1983.

Ariel Maximiliano Bozzano was born on February 28, 1983. Mr. Bozzano holds an accounting degree from the University of Buenos Aires in Argentina. Mr. Bozzano also serves as an alternate member of the supervisory committee of Banco Hipotecario S.A.

Horacio Roberto Della Rocca was born on June 25, 1953. Mr. Della Rocca holds an accounting degree and a degree in Business Administration from the University of Buenos Aires in Argentina. Mr. Della Rocca also serves as a member of the supervisory committee of Empresa de Energía Río Negro S.A., Culturagro S.A., Guadiamar S.A., Otoba S.A., Santa Olimpia S.A., Tikalar S.A., Macro Fondos, Macro Fiducia, Argenpay S.A.U., Macro Agro S.A.U., Argentina Sono Film S.A. and Edison Energía S.A., Edison Holding S.A., Noanet S.A., Dimater S.A., Empresa de Construcción y Servicios (ECOS) S.A., Empresa de distribución eléctrica de Tucumán S.A., Norelec S.A.U., Compañía Eléctrica de Inversiones S.A., Alicurá Hidroeléctrica Argentina S.A., Cerros Colorados Hidroeléctrica Argentina S.A., Lineas de Transmision del Litoral S.A., Consorcio de Empresas Mendocinas para Potrerillos S.A., Edison Generación S.A., Edison Las Maderas S.A.U. and Energética del Norte S.A.U. and as alternate member of the supervisory committee of Casino Buenos Aires S.A., Macro Securities and CRIBA Sociedad Anonima.

Francisco Javier Piazza was born on December 17, 1987. Mr. Piazza holds an accounting degree from the University of Buenos Aires in Argentina. Mr. Piazza also serves as a member of the supervisory committee of Macro Securities S.A.U and as an alternate member of the supervisory committee of Macro Fiducia S.A.U., Macro Agro S.A.U., Argenpay S.A.U., Valo Securities S.A.U. and Banco de Valores S.A.

Vivian Haydeé Stenghele was born on October 7, 1969. Ms. Stenghele holds an accounting degree from the University of Buenos Aires in Argentina. Ms. Stenghele serves as member of the supervisory committee of Banco Hipotecario S.A., RTA S.A. and Edenor S.A. and as alternate member of the supervisory committee of YPF.

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

Committees Reporting to the Board of Directors and to the Chief Executive Officer and the Chief Financial Officer

The following committees operate under the supervision of our Board of Directors, and their members and roles are described below:

Internal Audit Committee

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

Technology Governance Committee

The Technology Governance Committee is composed of three directors, the Chief Executive Officer, the Technology and Banking Transactions Manager, the Strategy, Management Control and Institutional Relations Manager, Risk Manager, the Compliance, Internal Control and Operational Risk Manager and the Information Security Manager. The Technology Governance Committee is responsible for overseeing the proper functioning of the information technology environment and contributing to the improvement of its effectiveness.

Information Security Committee

The Information Security Committee is comprised of at least two directors, the Chief Executive Officer, the Risk Manager, the Information Security Manager, the Compliance, Internal Control and Operational Risk Manager, the Integrated Security Manager and the Technology and Banking Transactions Manager. The Information Security Committee is responsible for overseeing the protection of information assets, ensuring the confidentiality, integrity and availability of information, and compliance with our security policies.

Senior Credit Committee

The Senior Credit Committee is comprised of at least two directors, the Chief Executive Officer, the Risk Manager, the Corporate Banking Manager, the Wholesale Risk Manager, the SME Credit Manager and the Retail Banking Manager. The senior credit committee is responsible for the issuance of our credit policy and credit analysis guidelines. Furthermore, this committee reviews and approves margins of credit and/or extraordinary operations which exceed Ps.6,000,000,000 and examines periodic reports related to our loan portfolio.

Assets and Liabilities Committee

The assets and liabilities committee is comprised of three directors, the Chief Executive Officer, the Risk Manager, the Strategy, Management Control and Institutional Relations Manager, the Finance Manager, the Corporate Banking Manager, the Financial Planning and Strategy Manager, the Treasury Desk Manager and the Retail Banking Manager. The committee is responsible for our financial strategy. In addition, it carries on deep market analysis and establishes strategic policies related to our liquidity, market, interest rate and currency risks.

Asset Laundering and Terrorist Financing Prevention Committee

The Committee is made up of three directors, one of whom is a responsible officer designated as Compliance Officer, the Risk Manager, the Anti-Money Laundering Manager, the Legal Manager and the Manager of Compliance, Internal Control and Operational Risk. The asset laundering and terrorist financing prevention committee is responsible for planning, coordinating and monitoring compliance with anti-money laundering policies approved by the Board of Directors and its powers include to:

(i)	define policies for compliance with anti-money laundering corporate guidelines,

(ii)	be a permanent forum for the discussion of money laundering and terrorist financing risks that affect us,

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

Senior Recovery Committee

The senior recovery committee is comprised of at least two directors, the Risk Manager, the Senior Recovery Manager, the Wholesale Risk Manager and the Legal Manager. The committee manages outstanding loans on behalf of the Board of Directors, which nevertheless retains its power in that regard. This committee is in charge of the implementation of the predefined policies for the granting of withdrawals and refinancing, to define the payment arrangements that exceed the preferential parameters, as well as the decisions of which portfolios are transferred to judicial management or accounting losses.

Risk Management Committee

The risk management committee is made up of three directors, the Chief Executive Officer, the Risk Manager, the Finance Manager, the Technology and Banking transactions manager, Financial Risk Management Manager, the Non-Financial Risk Management Manager, the Banking Operations Manager, and the Compliance, Internal Control and Operational Risk Manager.

The committee is responsible for monitoring senior management activities involving the management of credit, market, liquidity, operational, compliance and reputational risks, among others. The committee’s mission is to supervise and ensure that the controls and procedures in place are adequate to mitigate any risk, and to recommend and implement updates to risk management policies and procedures. In addition, this committee gives advice to the Board of Directors regarding our overall risk. This committee is also responsible for notifying the Board of Directors and senior management about any failure to comply with applicable limits to risk exposure, suggesting remedies, such as assuming the risk or mitigating the risk.

Ethics and Compliance Committee

The ethics and compliance committee is comprised of four directors, the Risk Manager, the People Manager, the Compliance Manager, the Legal Manager, and the Compliance, Internal Control and Operational Risk Manager.

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

Corporate Governance and Appointments Committee

The committee is comprised of three directors and is responsible for processes related to the renewal, substitution and succession of members of our senior management. This committee is also responsible for the implementation of our corporate governance code and that of our subsidiaries.

Personnel Incentives Committee

The personnel incentives committee is comprised of three directors. The committee’s main functions are to control those incentives plans to all personnel, excluding directors, are consistent with our business culture, goals, long term business plan, business strategy, and control environment.

Financial Services Users Protection Committee

The committee is comprised of one director, the Risk Manager, the Non-Financial Risk Management Manager, the Customer Services Manager, the Legal Manager, the Compliance Manager, the Compliance, Internal Control and Operational Risk Manager and the Head of Customer Service for Financial Services. The committee is responsible for complying with the data protection standard of the user of financial services and analysis of existing claims.

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

Auditors

Our auditor for the year ended December 31, 2025 was Eleonora Prieto Rodríguez, Argentine tax identification number 27-28166159-6, and for the years 2024 and 2023 was Leonardo D. Troyelli, Argentine tax identification number 20-26822478-6 , partners of Pistrelli, Henry Martin y Asociados S.A. (member of Ernst & Young Global Limited), with offices at 25 de Mayo 487, Ciudad Autónoma de Buenos Aires, Argentina.

D.	Employees

Regarding our organizational structure, as of December 31, 2025, we had 8,490 employees, including all of our subsidiaries, 48% of whom worked at our headquarters and the remaining 52% at our branches. Our employees are represented by a national bank union, which negotiates a collective bargaining agreement setting minimum wages for all of its members. We maintain a good relationship with our employees and have never experienced a work stoppage.

	As of December 31,
Employees	2025	2024	2023(1)
Headquarters	4,062	4,198	4,275
Branches	4,428	4,806	4,917
Total	8,490	9,004	9,192

Note:-

(1)	Includes 1,411 employees from Banco BMA S.A.U. and its subsidiaries, entities acquired in November 2023.

E.	Share Ownership

As of December 31, 2025, the persons who were members of Banco Macro S.A.’s Board of Directors and supervisory committee held as a group a total of 6,086,825 shares of our capital stock, representing less than one percent of our share capital and the votes. With the exception of Jorge Pablo Brito, Marcos Brito, Constanza Brito, and Sebastián Palla, no member of the Board of Directors or the supervisory committee owned our shares. In addition, Guillermo Jejcic, a member of our senior management, owned less than one percent of the shares as of December 31, 2025.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not Applicable.

ITEM 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of December 31, 2025, we had 639,413,408 common shares, consisting of 11,235,670 Class A shares and 628,177,738 Class B shares. Each share of our common shares represents the same economic interests, except those holders of our Class A shares are entitled to five votes per share and holders of our Class B shares are entitled to one vote per share. Other than noted differences among holders of Class A shares and holders of Class B shares, the holders of these shares listed in the table below do not have different voting rights.

The following table sets forth information regarding the ownership of our Class A and Class B shares as of December 31, 2025:

Shareholders	Class A	Class B		Total	% of capital	% of votes
ANSES	—	190,297,725		190,297,725	29.76%	27.81%
Delfín Jorge Ezequiel Carballo	4,901,415	118,326,495		123,227,910	19.27%	20.87%
Banco de Servicios y Transacciones S.A., as fiduciary of JHB BMA Guarantee Trust(1)	5,995,996	104,473,881		110,469,877	17.28%	19.65%
Other(2)	338,259	215,079,637	(2)	215,417,896	33.69%	31.67%
Total	11,235,670	628,177,738		639,413,408	100.00%	100.00%

Notes:-

(1)	Following the death of Jorge Horacio Brito, his shares were transferred to the JHB BMA Guarantee Trust whose beneficiaries are his forced heirs.
(2)

Includes The Bank of New York Mellon as depositary of our ADSs. The Bank of New York Mellon holds 143,726,170 Class B shares, 22.48% of capital and 21.00% of votes. Also includes 23,107 Class B shares held in treasury.

The table below represents the evolution of our capital stock and the material changes in equity participation of the significant shareholders, in both cases, for the last three years:

Date	Capital Stock (Shares)	Significant Shareholders
December 31, 2025	639,413,408	JHB BMA Guarantee Trust(1) 17.28%; Delfín Jorge Ezequiel Carballo 19.27%; ANSES (as manager of the Fondo de Garantía de Sustentabilidad) 29.76%
December 31, 2024	639,413,408	JHB BMA Guarantee Trust(1) 17.28%; Delfín Jorge Ezequiel Carballo 19.27%; ANSES (as manager of the Fondo de Garantía de Sustentabilidad) 28.80%
December 31, 2023	639,413,408	JHB BMA Guarantee Trust(1) 17.28%; Delfín Jorge Ezequiel Carballo 18.38%; ANSES (as manager of the Fondo de Garantía de Sustentabilidad) 28.80%

Note:-

(1)	Following the death of Jorge Horacio Brito, his shares were transferred to the JHB BMA Guarantee Trust, whose beneficiaries are his forced heirs.

ADSs Held in Host Country

As of December 31, 2025, in accordance with the records of the Bank of New York Mellon, Cede & Co., as nominee of the Depositary Trust Company, was the only registered holder of our ADSs in the United States. As of such date, Cede & Co. held 14,398,016 ADSs, corresponding to 22.52% of our issued common shares.

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

A related party is a person or entity that is related to us that:

•	has control or joint control of us;

•	has significant influence over us;

•	is a member of the key management personnel of the Bank or its parent;

•	are members of the same group; or

•	in which one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling our activities, directly or indirectly. We consider as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

For the years ended December 31, 2025, 2024 and 2023 an aggregate of Ps.197,251.5 million, Ps.115,177.8 million, Ps.111,350.0 million, respectively, in financial assistance granted by us (including loans, leases and guarantees granted) was outstanding to related parties (not including main subsidiaries). All financial assistance to related parties (a) were made in the ordinary course of business; (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features

Likewise, as of December 31, 2025, 2024 and 2023, the total amount of deposits made by related parties (not including main subsidiaries) to us amounted to Ps.112,456.1 million, Ps.143,347.8 million and Ps.133,679.7 million respectively.

For further information regarding related party transactions see note 20 “Related parties” to our audited consolidated financial statements as of December 31, 2025, and 2024.

C.	Interest of experts and counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18 and our audited consolidated financial statements as of December 31, 2025 and 2024 included in this annual report.

Legal Proceedings

We are involved in normal collection proceedings and other legal proceedings in the ordinary course of business. Also, we are involved in some class actions, some of which have been settled and others we have appealed. However, we are not involved in any litigation or other legal proceedings that, if adversely determined, would individually or in the aggregate have a material adverse effect on our operations.

For further information regarding legal proceedings, see note 50 “Tax and other claims” to our audited consolidated financial statements as of December 31, 2025 and 2024. In connection with such claims, our management and its tax and legal advisors believe there are no additional significant effects to those already recognized in the books that may result from the final outcome of such claims.

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

Dividend Policy

The decision to distribute the dividends also corresponds to the Shareholders’ Meeting, based pursuant to the Central Bank Rules and on the recommendation of the Board of Directors. We are not obliged to distribute profits, being at the exclusive discretion of the Shareholders’ Meeting the determination of the maximum amount, pursuant to the Central Bank Rules and opportunity and the form of payment of the dividends to the network, being able to delegate this power to the Board of Directors. Likewise, the Shareholders’ Meeting may create special reserves for future distributions of dividends, provided that they are reasonable and respond to a prudent administration, which it can disaffect if it considers its distribution pertinent. Article 32 of Banco Macro S.A.´s bylaws establishes the purpose that the Shareholders’ Meeting should give to the net and realized profits, resulting from the financial statements approved by such body.

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

The following table sets forth the cash dividends paid to our shareholders from 2003 to 2025. All banks were prohibited by the Central Bank from paying dividends from the earnings of 2001 and 2002.

Based on financial statements for year ended December 31,	Payment Dates		Dividends per Share (in Pesos, not adjusted for inflation)		Aggregate Dividend Payment (in millions of Pesos, not adjusted for inflation)
2003	July 2004		0.10		60.9
2004	April 2005		0.05		30.4
2005	May 2006		0.10		68.4
2006	May 2007		0.15		102.6
2007	May 2008		0.25		171.0
2008	September 2009		0.25		149.9	(1)
2009	June 2010		0.35		208.1
2010	May 2011		0.85		505.3
2011	—		0.00		0.0
2012	—		0.00		0.0
2013	July 2014		1.02		596.3
2014	March 2016		0.39		227.7	(2)
2015	August 2016		1.10		643.0
2016	June 2017		1.20		701.5
2017	May 2018		5.00		3,348.3
2018	May 2019		10.00		6,394.0
2019(3)	—		—		—
2020(4)	—		—		—
2021	June/December 2022		30.89	(5)	19,751.4	(5)
2022	May/October 2023		117.36	(6)	75,040.9	(6)
2023	May/July 2024	(7)	460.00	(7)	294,130.2	(7)
2024	June 2025/March 2026	(8)	469.18	(8)	300,000.0	(8)
2025(9)		(9)	217.33	(9)	138,956.5	(9)

Notes:-

(1)	For fiscal year ended December 31, 2008, dividends paid in cash were Ps.148.3 million based on the outstanding number of shares on the payment dates.
(2)

For the fiscal year ended December 31, 2014, we sought authorization from the Central Bank to distribute Ps.596.3 million (Ps.1.02 per share) and in February 2016 we received authorization to distribute Ps.227.70 million (Ps.0.3895 per share).

(3)

The shareholders’ meeting held on April 30, 2020 resolved to approve a cash dividend in the total amount of Ps.12,788.3 million, Ps.20 per share, subject to the prior authorization of the Central Bank. In addition, the shareholders’ meeting held on October 21, 2020 resolved to approve a final dividend in an aggregate amount not to exceed Ps.3,791.7 million (Ps.5.93 per share) subject to the prior authorization of the Central Bank. Pursuant to Central Bank Communication “A” 7312, profit distributions were suspended until December 31, 2021. See more information in (5).

(4)

The shareholders’ meeting held on April 30, 2021, resolved to approve a cash dividend for a total amount of Ps.10,000.4 million which represented Ps.15.64 per shares subject to prior authorization of the Central Bank. Pursuant to Central Bank Communication “A” 7312, the distributions of profits were suspended until December 31, 2021. See more information in (5).

(5)

The shareholders’ meeting held on April 29, 2022, resolved to approve a dividend (in cash or kind) for an amount of Ps.22.18 per share, which shall mean a total amount to be distributed of Ps.14,187.9 million subject to prior authorization of the Central Bank. As of April 29, 2022, a total amount of Ps.26,580.4 million (Ps.41.57 per share) was pending distribution, which was approved by the Meetings held on April 30 and October 21, 2020, and April 30, 2021. Pursuant to Communication “A” 7421”, the Central Bank provided that the entities could distribute profits, with prior authorization, from 1.1.22 to 12.31.22 for up to 20% of distributable profits. On May 12, 2022, the Bank obtained the authorization for the partial distribution of the dividends already approved by the aforementioned meetings, for a total amount of Ps.19,751.4 million, which represented a value of Ps.30.89 per share and 20% of the total distributable profits. The payment was made in 12 equal installments, with the first payment for the first 6 installments to be made on June 7, 2022.

(6)

The shareholders’ meeting held on April 25, 2023, resolved to approve a dividend (in cash or kind) for an amount of Ps.117.36 per share, which shall mean a total amount to be distributed of Ps.75,040.9 million subject to prior authorization of the Central Bank. On May 12, 2023, the Bank obtained the authorization for the distribution of the dividends already approved by the aforementioned meetings and the payment was made in 6 equal installments, and the Board of Directors approved the payment of a dividend in kind through the delivery of 346,680,043.74 nominal values of Bono de la Nación Argentina en Moneda Dual (Argentina’s Dual Currency Public Bond) due on April 30, 2024 (Bond Code TDA24) with the first payment on May 31, 2023.

(7)

The shareholders’ meeting held on April 12, 2024, resolved to approve a dividend (in cash or kind) for an amount of Ps.460.0 per share, which shall mean a total amount to be distributed of Ps.294,130,167,680 (amount expressed in constant currency as of December 31, 2023), subject to prior authorization from the Central Bank. Pursuant to Communication “A” 7984 dated March 21, 2024, the Central Bank provided that the entities could distribute profits, with prior authorization, until December 31, 2024 for up to 60% of the amount that would have been applicable if the “Distribution of Results” rules had been applied and on April 30, 2024, the Central Bank by Communication ”A” 7997, provided that the entities could distribute profits, in 3 monthly equal and consecutive instalments. On May 3, 2024, the Bank obtained the authorization for the distribution of the dividends already approved by the aforementioned meeting and the payment was made in cash in 3 equal installments with the first payment on May 22, 2024.

(8)

The shareholders’ meeting held on April 4, 2025, resolved to approve a dividend (in cash or kind) for an amount of Ps.469.18 per share, which shall mean a total amount to be distributed of Ps.300,000,000,000 (amount expressed in constant currency as of December 31, 2024), subject to prior authorization from the Central Bank. Pursuant to Communication “A” 8214 dated March 13, 2025, the Central Bank provided that the entities could distribute profits, in 10 monthly equal and consecutive instalments (since June 30, 2025) with prior authorization, for up to 60% of the amount that would have been applicable if the “Distribution of Results” rules had been applied. On June 4, 2025, the Bank obtained the authorization for the distribution of the dividends already approved by the aforementioned meeting and the payment was made in cash in 10 equal installments with the first payment on June 30, 2025.

(9)

The Shareholders’ Meeting held on April 8, 2026, approved to distribute cash dividends and/or dividends in kind, in this case measured at market value, for an amount of Ps. 138,956,468,470 (amount expressed in constant currency as of December 31, 2025), representing Ps. 217.33 per share, subject to prior BCRA authorization.

On the other hand, according to Communiqué “A” 8410 issued on March 19, 2026, the BCRA established that up to December 31, 2026, financial institutions which have the prior BCRA’s authorization will be allowed to distribute earnings up to 60% of the net income for the 2025 fiscal year, net of legal and statutory reserves. This distribution may be made in three equal, non-cumulative monthly installments, starting on the third business day of May and of each month in which the payment is made. The allocation of earnings must be consistent with the information disclosed in the Business Plan and Projections Reporting Regime and the Capital Self-Assessment Report. Moreover, the BCRA established that the calculation of the components to determine distributable earnings, as well as the amount of the aforementioned installments, must be measured in constant currency as of the date of the Shareholders’ Meeting.

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

According to the BYMA rules, entities whose pay their dividends in cash, must start with the payments within ten days as of the shareholders’ meeting approval, and in case of physical share dividends, or a combination of physical shares and cash, within 20 days from the authorization date, which shall be reduced to ten days if the shares are book-entry.

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

This requirement shall be deemed fulfilled when the absence of integration deficiencies in the minimum capital position—both on an individual and consolidated basis—at the end of the fiscal year to which the considered unallocated earnings correspond, or in the most recently closed position, whichever presents the lower excess integration relative to the requirement, is verified. We have obtained authorization from the Central Bank to distribute dividends for fiscal years 2003 through 2010. For fiscal years ended December 31, 2012 and 2011 we were not able to distribute dividends because we did not reach the regulatory threshold for dividend distribution under Central Bank Rules. For fiscal year 2016, 2015, 2014 and 2013, we sought authorization from the Central Bank to distribute dividends, which we paid in June 2017, August 2016, March 2016 and July 2014. As a result of certain regulatory modifications introduced by the Central Bank, dividend payments made for the years 2018 and 2017 did not require prior authorization.

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

Between 2021 and 2026, the Central Bank imposed restrictions on the distribution of dividends by financial institutions, limiting such distributions to predetermined percentages of accumulated profits and requiring payments to be made in multiple equal, monthly, and consecutive installments. These restrictions were implemented through successive regulatory measures, which gradually adjusted the permissible distribution thresholds and installment structures.

Pursuant to Communication “A” 8410, dated March 19, 2026, until December 31, 2026, financial entities holding prior authorization from the Central Bank may distribute results in three equal, non-cumulative monthly installments, beginning on the third business day of May and of each month in which a payment is made. The total distributable amount may not exceed 60% of the net income for fiscal year 2025, after deducting the amounts corresponding to the legal and statutory reserves —recorded as of the same date— whose constitution is required. Such distribution of results must be consistent with the information reported under the Reporting Regime for the “Business Plan and Projections and Capital Self-Assessment Report”.

Legal reserve requirement

Pursuant to the Financial Institutions Law, we are required to maintain a legal reserve which must be funded with no more than 20% and no less than 10% of yearly income (which is calculated over the income that arise from the statutory financial statements), in accordance with Central Bank Rules. Pursuant to Central Bank Rules, we maintain a legal reserve which is funded with 20% of our yearly income, which may differ in certain significant aspects with IFRS (For more information see note 51 “Restriction on dividends distribution” of our audited consolidated financial statements as of December 31, 2025 and 2024”). This reserve can only be used during periods in which a financial institution has incurred losses and has exhausted all other reserves. If a financial institution does not comply with the required legal reserve, it is not allowed to pay dividends to its shareholders.

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

For the remaining information relating to our ADSs, see Exhibit 2(d) to this annual report.

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our Class B shares are currently traded on the BYMA (since November 1994) and A3 Mercados (since October 2015;) under the symbol “BMA”. Additionally, our ADSs have been trading on the NYSE since March 2006 under the symbol “BMA”.

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

As of December 31, 2025, our capital stock consisted of Ps.639,413,408, represented by 11,235,670 common, book-entry Class A shares, with a par value of one Peso each and the right to five votes per share, and 628,177,738 common, book-entry Class B shares, with a par value of one Peso each and the right to one vote per share.

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

In respect of the different categories of agents established by the Capital Markets Law, and the CNV Rules, Banco Macro, and certain of their subsidiaries are registered with the CNV in one or more of the following categories: negotiation, clearing and settlement agent (ALyC), custody of collective investment products agent (AC PIC FCI), placement and distribution of mutual funds agent (ACYD FCI), financial trustees agent (FF) and were included in the list of entities qualified to guarantee capital market instruments.

Threshold above which Shareholder Ownership must be Disclosed

There are no provisions in our Bylaws governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Role and Conflict of Interests

Pursuant to our bylaws, our Board of Directors has full authority to carry out, on our behalf, all types of acts and agreements, including borrowing funds, applying for credit facilities, entering into loan agreements in our name, and authorizing the issuance of Notes subject to prior approval by the appropriate corporate body, as required under applicable law, the Board of Directors may further authorize the issuance of any other class of securities, instruments, or debt obligations permitted under present or future domestic or foreign legislation.

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

Redemption and rights of withdrawal

Our shares are subject to redemption in connection with a reduction in capital by the vote of a majority of shareholders at a special shareholders’ meeting. Whenever our shareholders approve a spin-off or merger in which we are not the surviving corporation, the change of our corporate legal status, a fundamental change in our corporate purpose, change of our domicile outside of Argentina, voluntary withdrawal from public offering or delisting, our continuation in the case of mandatory delisting or cancellation of the public offering authorization, or a total or partial recapitalization following a mandatory reduction of our capital or liquidation, any shareholder that voted against such action that was approved or did not attend the meeting at which the decision was taken, may withdraw and receive the book value of its shares, determined on the basis of our latest balance sheet prepared or that should have been prepared in accordance with Argentine laws and regulations, provided that such shareholder exercises its appraisal rights within a determined period. However, because of the absence of legal precedent directly on point, there is doubt as to whether holders of ADSs will be able to exercise appraisal rights either directly or through the depositary with respect to Class B shares represented by ADSs. Rights of withdrawal must be exercised within five days following the adjournment of the meeting at which the resolution was adopted, in the event that the dissenting shareholder voted against such resolution, or within 15 days following such adjournment if the dissenting shareholder did not attend such meeting and can prove that he was a shareholder on the date of such meeting. In the case of merger or spin-off, appraisal rights may not be exercised if the shares to be received as a result of such transaction are authorized for public offering or listed. Appraisal rights are extinguished if the resolution giving rise to such rights is revoked at another shareholders’ meeting held within 75 days of the meeting at which the resolution was adopted.

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

Holders of ADSs may be restricted in their ability to exercise preemptive rights if an annual report under the Securities Act relating thereto has not been filed or is not effective or an exemption is not available. Preemptive rights are exercisable during the 30 days following the last publication of notice to the shareholders in the Official Bulletin of the Republic of Argentina, or the Official Gazette and an Argentine newspaper of wide circulation. Pursuant to the Argentine Corporate Law, in the case of public companies, such 30 days period may be reduced to a minimum of ten days if approved by the company’s shareholders at a special shareholders’ meeting.

Shares not subscribed by the shareholders by virtue of their exercise of preemptive rights may be offered to third parties.

Voting rights

Under our bylaws, each Class A share entitles the holder thereof to five votes at any meeting of our shareholders and Class B shares entitle the holders thereof to one vote per share. However, according to the Argentine Corporate Law, shares entitle the holder to only one vote per share to vote the approval of: an early dissolution, a merger or spin-off when we are not the surviving entity, a reduction of capital stock and redemption of shares, a transformation from one type of entity to another, a limitation of shareholders’ preemptive rights, a transfer of our domicile outside Argentina, and a fundamental change of our corporate purpose set forth in our bylaws. In such cases Class A shares are entitled to only one vote per share and Class B shares are entitled to only one vote per share. In addition, pursuant to Argentine applicable law, as long as we remain public we cannot issue additional shares of any class of capital stock that could entitle the holder thereof to more than one vote per share. There are no restrictions imposed by Argentine law or our bylaws or other organizational documents regarding the rights of non-residents or foreign persons to hold or vote our common shares or ADSs.

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

Other matters which may be considered at an ordinary meeting convened and held at any time include the responsibility of directors and members of the Supervisory Committee, capital increases and the issuance of certain corporate bonds. Special shareholders’ meetings may be called at any time to consider matters beyond the authority of an ordinary meeting, including amendment of the bylaws, issuance of debentures, early dissolution, merger, spin off, reduction of capital stock and redemption of shares, transformation from one type of entity to another and limitation of shareholders’ preemptive rights. Further, at the shareholders meeting held on April 4, 2025, the amendment of our bylaws was approved so as to allow the holding of remote shareholders’ meetings through electronic means.

Notices of meetings

Notices of shareholders’ meetings are governed by the provisions of Argentine Corporations Law, and in case of publicly traded companies, Capital Markets Law. Furthermore, notice of shareholders’ meetings must be published for five days in the Official Gazette, in an Argentine newspaper of wide circulation and in the publications of Argentine exchanges or securities markets in which our shares are traded, at least 20 but not more than 45 days prior to the date on which the meeting is to be held. Such notice must include information regarding the type of meeting to be held, the date, time and place of such meeting and the agenda. If a quorum is not available at such meeting, a notice for a second meeting, which must be held within 30 days of the date on which the first meeting was called, must be published for three days, at least eight days before the date of the second meeting. The above-described notices of shareholders’ meetings may be effected simultaneously for the second meeting to be held on the same day as the first meeting, only in the case of ordinary meetings. Shareholders’ meetings may be validly held without notice if all shares of our outstanding capital stock are present, and resolutions are adopted by unanimous vote of such shares.

Quorum and voting requirements

The quorum for ordinary meetings of shareholders on first call is a majority of the shares entitled to vote, and action may be taken by the affirmative vote of an absolute majority of the shares present or participating remotely that are entitled to vote on such action. If a quorum is not available at the first meeting a second meeting may be held at which action may be taken by the holders of an absolute majority of the shares present or participating remotely, regardless of the number of such shares. The quorum for a special shareholders’ meeting on first call is 60% of the shares entitled to vote, and if such quorum is not available, a second meeting may be held, for which the quorum is (pursuant to our bylaws) 20% of the shares entitled to vote. For purposes of quorum and majority requirements, both shareholders who are physically present and those participating remotely through means of simultaneous transmission of sound, images and words, such as videoconferences or similar tools, shall be counted.

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

There are no restrictions imposed by Argentine law or our bylaws or other organizational documents regarding the rights of non-residents or foreign persons to hold or vote our common shares or ADSs.

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

Pursuant to the regulations currently in force issued by the CNV, as set forth in Title II, Chapter II, Section II of the CNV Regulations, publicly offered entities may hold shareholders’ meetings and meetings of the Board of Directors by remote or electronic means, subject to compliance with the applicable requirements intended to ensure the identity of the participants, the integrity of the vote and the proper conduct of the meeting.

Our bylaws expressly provide for the possibility of holding shareholders’ meetings, Board of Directors meetings, and Supervisory Committee meetings by remote means.

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

The shares acquired by the issuer in excess of such limit shall be disposed of within a period of 90 days after the date of the acquisition originating such excess. The shares acquired by the issuer shall be disposed of by the issuer within the maximum term of three years counted as from the date of acquisition thereof or cancelled. Upon disposing of the shares, the issuer shall make a preemptive offer thereof. Such preemptive offer will not be mandatory in certain specific cases, pursuant to which shares may be sold in the open market. For more information, please see Item 16E. “Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

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

The mandatory tender offer must be launched by the prospective purchaser within five (5) days of obtaining the approval of the CNV. The term for the investors to accept or reject the offer will have to be at least ten (10) days and no more than 20.

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

During the past two years we did not enter into or became party to any contract that is required to be disclosed under this item, other than the ones mentioned in “Item 4.A Information on the Bank—History and development of the Bank.” For further information, see “History and development of the Bank—Our history—Banco Macro S.A.” and “Item 4.B Business overview.”

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

At present, foreign exchange regulations have been consolidated in a single regulation, Communication “A” 8307, as subsequently amended and supplemented from time to time by Central Bank’s communications (the “Foreign Exchange Regulations”). Below is a description of the main exchange control measures implemented by the Foreign Exchange Regulations:

Specific provisions for income from the Foreign Exchange Market

Entry and settlement of the proceeds from the export of goods through the Foreign Exchange Market

The Foreign Exchange Regulations require that proceeds from the export of goods be entered into the country and settled in Pesos through the Foreign Exchange Market within a specific timeframe, depending on the type of good. Regardless of these maximum settlement periods, export proceeds must be entered into the country and settled in Pesos in the Foreign Exchange Market within 20 business days from the date of collection. However, the ability to use this period is subject in all cases to compliance with the deadlines established in the Foreign Exchange Regulations for each type of good.

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

Individuals shall be exempt from the obligation to settle the proceeds from the export of goods through the Foreign Exchange Market, provided that the funds are entered through the Foreign Exchange Market within the regulatory timeframes and the same conditions applicable to exports of services by individuals set forth in the Foreign Exchange Regulations are met. Exports officially registered by individuals on behalf of and for the account of legal entities, estates or other universalities shall not be covered by such exemption.

If the client is a Special Purpose Vehicle (“VPU,” as per its acronym in Spanish) adhering to the Incentive Regime for Large Investments (“RIGI,” as per its acronym in Spanish) that has declared to the Ministry of Economy its intention to claim the benefits established in Section 198 of Ley de Bases, regarding the collection of export proceeds from goods and services, the repatriation and settlement percentages set forth in sections 14.1.1 and 14.1.2 of the Foreign Exchange Regulations shall apply, as appropriate.

Amounts received in foreign currency as compensation for losses related to exported goods must also be entered into the country and settled in Pesos through the Foreign Exchange Market, up to the value of the insured exported goods.

Advances, pre-financing, and post-financing from abroad must be entered into the country and settled in the Foreign Exchange Market within 20 business days from the date of collection or disbursement abroad, subject to the requirements and exceptions established in section 7.1.3 of the Foreign Exchange Regulations.

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

Application of Foreign Currency from Export Proceeds

The application of foreign currency from export proceeds of goods occurs when it has been certified that the exported goods themselves or the foreign currency received for them have been used to settle principal, interest, and/or issuance costs of financing transactions, pay profits and dividends, and/or carry out the repatriation of a direct investment by a non-resident shareholder in the cases detailed below, all in accordance with section 7.3 of the Foreign Exchange Regulations:

(iii)	Settled export advances of goods;

(iv)	Settled export pre-financing of goods;

(v)	Settled export post-financing of goods;

(vi)	Settlements related to exports financed by foreign importers through local financial institutions;

(vii)	Financial loans with contracts in force as of August 31, 2019, whose terms provide for servicing obligations through the application of export proceeds abroad;

(viii)	Export pre-financing and financing granted or guaranteed by local financial institutions pending as of August 31, 2019, that were not settled through the Foreign Exchange Market;

(ix)

Export advances and pre-financing from abroad pending as of August 31, 2019, that were not settled through the Foreign Exchange Market, provided that prior approval has been obtained or the mechanism described in section 9.3.3.2 of the Foreign Exchange Regulations is applied;

(x)	Financial transactions authorized for the application of export proceeds from goods and services;

(xi)	Transactions authorized for the application of export proceeds from goods under the Investment Promotion Regime for Exports (Decree No. 234/21);

(xii)	Financing related to goods imports authorized for the application of export proceeds from goods;

(xiii)	Export advances, pre-financing, and post-financing from abroad with partial settlement pursuant to the provisions of Decrees No. 492/23, 549/23, 597/23, and 28/23.

Obligation to settle foreign currency from exports of services

As a general rule, payments received for the provision of services by residents to non-residents must be entered and settled through the Foreign Exchange Market within 20 business days from the date of its collection abroad or in Argentina or its crediting to foreign accounts.

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

Disposal of non-financial, unproduced assets

The consideration received by residents from the disposal of non-financial, unproduced assets to non-residents must be entered into the country in foreign currency and settled through the Foreign Exchange Market within 20 business days from the date of receipt abroad or in Argentina, or from the date of crediting to foreign accounts.

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

Additionally, as further conditions for such access to the Foreign Exchange Market, the transaction must have been declared in the External Assets and Liabilities Survey, and access to the Foreign Exchange Market must occur no more than three business days prior to the due date of the capital or interest service to be paid.

In the case of a capital payment of debt securities issued as from November 8, 2024 made through a transfer abroad, access to the Foreign Exchange Market shall, in addition, only be permitted once at least the following periods have elapsed from the issuance date:

(i)	12 (twelve) months, if the security was issued between November 8, 2024 and April 20, 2025;

(ii)	6 (six) months, if the security was issued between April 21, 2025 and May 15, 2025;

(iii)	18 (eighteen) months, if the security was issued on or after May 16, 2025.

Access to the Foreign Exchange Market to make payments more than three days in advance of the due date is, as a general rule, subject to prior authorization from the Central Bank. The following cases of early repayment may be exempt from such prior authorization, provided they meet several requirements outlined in Section 3.5 of the Foreign Exchange Regulations: (i) early repayment of principal and interest with the settlement of funds entered into the country by the issuance of a new debt security that qualifies as External Financial Indebtedness; (ii) early repayment of principal and interest with the simultaneous settlement of other External Financial Indebtedness; (iii) early repayment of interest in the context of a debt exchange process involving debt securities that qualify as External Financial Indebtedness; (iv) early repayment of principal and interest simultaneously with the settlement of new External Financial Indebtedness granted by a local financial institution through a foreign credit line; and (v) early repayment of principal and interest by a VPU adhering to the RIGI.

Furthermore, prior approval from the Central Bank is required for local residents to access the Foreign Exchange Market for the payment of principal and interest related to External Financial Indebtedness with related parties. Certain specific exceptions apply, as detailed in Section 3.5.6 of the Foreign Exchange Regulations. See “—Payments Related to Debts with Related Parties.”

Additionally, under Section 3.11.2 of the Foreign Exchange Regulations, entities may grant access to the Foreign Exchange Market to residents in order to make payments for services related to External Financial Indebtedness or securities with access to the Foreign Exchange Market pursuant to Sections 3.6.1.3 to 3.6.1.5 of the Foreign Exchange Regulations, to purchase foreign currency before the deadline permitted by the regulations, under the following conditions:

(i)	The funds acquired are deposited in foreign currency accounts held by the client in local financial institutions;

(ii)	The intervening entity has verified that the indebtedness, the service of which will be paid with these funds, complies with the applicable Foreign Exchange Regulations that allow such access; and

(iii)	The client’s access falls within one of the following situations:

(a)	It is made within the 60 calendar days prior to the due date, with a daily amount not exceeding 10% of the amount to be paid; or

(b)	It is made within five business days prior to the regulatory deadline allowed in each case, with a daily amount not exceeding 20% of the amount to be paid.

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

a)

(i) At the time of access to the Foreign Exchange Market, all of its foreign currency holdings in Argentina are deposited in accounts in financial institutions, and (ii) at the beginning of the day on which it requests access to the Foreign Exchange Market, it does not hold Argentine certificates of deposit (for its acronym in Spanish, “CEDEARs”) representing foreign shares and/or available liquid foreign assets that together have a value greater than U.S.$. 100,000. For these purposes, “foreign liquid assets” are considered to be holdings of banknotes and coins in foreign currency, cash in gold coins or bars of good delivery, demand deposits in financial institutions abroad and other investments that allow immediate availability of foreign currency. On the other hand, funds deposited abroad shall not be considered available liquid external assets if they cannot be used by the client because constitute are reserve or guarantee funds established under the requirements of foreign indebtedness contracts, export pre-financing operations covered under Section 7.8.5 of the Foreign Exchange Regulations, or funds held as collateral for derivative transactions executed abroad. In the event that the client is a local government and exceeds the established limit, the institution may also accept an affidavit from the client stating that the excess was used to make payments for the Foreign Exchange Market through swap and/or arbitrage transactions with the deposited funds s.

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

(iii)

are funds deposited in foreign bank accounts in the client’s name, originating from proceeds of exports of goods and/or services, or advances, prefinancing, or postfinancing of exports of goods granted by non-residents, or from the sale of non-produced non-financial assets, for which the 20 business day period from their receipt has not elapsed;

(iv)

are funds deposited in foreign bank accounts in the client’s name, originating from External Financial Indebtedness, and the amount does not exceed the equivalent required to pay capital and interest in the next 365 calendar days;

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

(vii)

are funds deposited in foreign bank accounts in the client’s name, originating from debt securities issued in the last 120 calendar days, and falling under the provisions of sections 7.11.1.5. and 7.11.1.6 of the Foreign Exchange Regulations.

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

The affidavits set forth in subsections (a) and (b) above shall not be required for outbound transactions involving the purchase of foreign currency banknotes for savings purposes or for the opening of deposits by resident individuals, in each case in accordance with the applicable Foreign Exchange Regulations.

c)

Only when the client is not a resident individual, must it state that, on the date of access to the Foreign Exchange Market and in the previous 90 calendar days, either directly nor indirectly, nor on behalf or for the account of third parties:

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

d)

Only when the client is not a resident individual, must it state that it undertakes the obligation not to enter into any of the transactions described in paragraph (c) above from the time it requests access to the Foreign Exchange Market and for 90 calendar days thereafter, neither directly nor indirectly, nor on behalf or for the account of third parties.

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

(i)

details of the physical or legal persons exercising a direct control relationship over the client and of other legal persons with which they are part of the same economic group. In determining the existence of a direct control relationship, the types of relationships described in Section 1.2.2.1 of the Large Exposures Regulation should be considered. Companies sharing a control relationship of the type defined in Sections 1.2.1.1 and 1.2.2.1 of the Large Exposures Regulations should be considered as members of the same “economic group”;

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

Clients who have acquired BOPREAL bonds in primary bidding under the provisions of “Transactions with BOPREAL” shall not be required to consider, for the purposes of preparing the affidavits set forth in items (c) and (d) above, sales of BOPREAL bonds settled in foreign currency in Argentina or abroad, or transfers of these bonds to custodians abroad, provided such transactions do not exceed the amount acquired in primary bidding. Likewise, they shall not be required to consider, in the aforementioned affidavits, sales of securities settled in foreign currency abroad or transfers of securities to custodians abroad when the market value of such transactions does not exceed the difference between the value obtained from selling BOPREAL bonds settled in foreign currency abroad—acquired in primary bidding for eligible import-related debt for goods and services pursuant to the provisions of “Transactions with BOPREAL”—and their nominal value, if the former is lower.

Section 3.16.1 of the Foreign Exchange Regulations establishes that financial institutions must obtain prior approval from the Central Bank to grant access to the Foreign Exchange Market for individuals or legal entities listed by ARCA in its database of invoices or equivalent documents classified as fraudulent by said authority. This requirement shall not apply to market access for the repayment of foreign currency financing granted by local financial institutions, including payments for foreign currency transactions made via credit or purchase cards.

Pursuant to Section 3.16.4 of the Foreign Exchange Regulations, financial institutions must verify, prior to processing any outward foreign currency transfer, whether the client is included in the list of CUITs with inconsistent transactions in the online system implemented by the Central Bank for such purpose and, if so, apply enhanced control measures to determine the reasonableness and genuineness of the transactions. Financial institutions must retain a copy of the procedures carried out in the client’s file. Upon detecting inconsistencies in the documentation submitted by a client seeking to carry out a transaction, institutions must refrain from processing the transaction and must enter the client’s identification data in the online system. In all cases where indications of foreign exchange fraud are detected, institutions must file the corresponding reports with the Central Bank in accordance with the Foreign Exchange Criminal Regime Act.

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

With respect to access to the Foreign Exchange Market for the payment of imports of goods, the following provisions apply:

Payments for imports of goods with customs entry registration as from December 13, 2023

Entities may provide access to the Foreign Exchange Market without prior Central Bank approval to make deferred payments for imports of goods with customs entry registration as from December 13, 2023, from the date of customs entry, provided that the transactions are not covered under Section 10.6.6 and that all applicable regulatory requirements are satisfied

Entities may also grant access to the Foreign Exchange Market without the prior approval of the Central Bank to process payments with pending customs entry f or transactions not covered under Section 10.6.6, provided that, in addition to the other applicable regulatory requirements, the payment falls within the situations set forth in Section 10.10.2 of the Foreign Exchange Regulations.

Stock of debt and Imports of Goods

Access to the Foreign Exchange Market to make import payments for goods whose customs entry registration occurred up to December 12, 2023, shall require the prior conformity of the Central Bank except when, in addition to the remaining applicable requirements, they are transactions financed by financial entities or official credit agencies or international organizations , or when the payment is made through a swap and/or arbitrage transaction using funds deposited in a local account and originated from the receipt of principal and interest payments in foreign currency from BOPREAL; among other situations set forth in Section 10.11 of the Foreign Exchange Regulations.

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

S27. Other health services.

S34. Transactions involving charges to payment cards or debits to deposit accounts, executed by residents with non-resident merchants, or by non-residents with Argentine merchants, for the provision of digital services not related to travel.

S35. Transactions involving charges to payment cards or debits to deposit accounts, executed by residents with non-resident merchants, or by non-residents with Argentine merchants, for the remote (non face-to-face) purchase or sale of goods.

S36. Transactions involving cash withdrawals and/or charges to payment cards or debits to deposit accounts, executed by residents with non-resident merchants, or by non-residents with Argentine merchants, excluding those relating to the provision of digital services not related to travel or the remote (non face-to-face) purchase or sale of goods.

(ii)	Expenses paid to foreign financial entities for their usual transactions.

(iii)

The payment corresponds to a transaction classified under the concept “S31. Freight services for export of goods,” in witch the freight charges form part of the sales terms agreed with the purchaser of the goods, and is made once the export has been cleared for shipment by customs.

(iv)

The payment corresponds to a transaction classified under the concept “S30. Freight services for import transactions of goods” made as from the date the service is rendered. In the case of freight charges related to an import transaction falling within the scope of Section 10.10.2.1 of the Foreign Exchange Regulations payment may be made as from the shipment date of the goods at origin.

(v)

The payment corresponds to a transaction classified under the concept “S24. Other personal, cultural, and recreational services” provided by a counterparty affiliated with the resident on or before April 13, 2025, and is made after a period of 90 (ninety) calendar days from the date the service is rendered or accrued.

(vi)

The payment corresponds to a transaction corresponding to a service not included in Sections 13.2.1. to 13.2.5. of the Foreign Exchange Regulations provided by a non-related counterparty to the resident, and payment is made as of the date the service is rendered or accrued. This timeframe shall will also apply to transactions corresponding to transfers abroad by local agents of funds collected in Argentina for services provided by non-residents to residents.

(vii)

The payment corresponds to a transaction corresponding for a service not included in items 13.2.1. to 13.2.5. of the Foreign Exchange Regulations provided by a related counterparty to the resident, and payment is made.

a)	After a period of 90 calendar days from the date the service is rendered or accrued, if such date falls on or after April 14, 2025.

b)	After a period of 180 calendar days from the date the service is rendered or accrued, if such date is prior to April 14, 2025.

Payments for services that were or will be rendered or accrued as from December 13, 2023, prior to the provisions set forth in Sections 13.2.3 to 13.2.7 of the Foreign Exchange Regulations.

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

In the case of a transaction classified under the concept “S30. Freight services for goods import operations” that falls within the scope of Section 10.10.2.1 of the Foreign Exchange Regulations, financing shall be provided until the estimated shipment date of the goods at origin plus an additional period of 15 calendar days.

If the financing is granted after the date the service, is rendered or accrued, the time periods set forth in Section 13.2 of the Foreign Exchange Regulations shall be calculated from that date

(ii)

The customer has access to the Foreign Exchange Market simultaneously with the settlement of funds for advances or pre-financing of exports from abroad or pre-financing of exports granted by local financial entities with funding in foreign credit lines, to the extent that the stipulations of Section 13.3.1 of the Foreign Exchange Regulations regarding maturity dates and the amounts of principal to be paid for the financing are complied with.

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

The Central Bank’s prior approval shall be required for access to the Foreign Exchange Market to make payments for non-resident services rendered or accrued up to December 12, 2023, except when in addition to the other applicable requirements, the entity verifies compliance with the requirements set forth in Section 13.4. of the Foreign Exchange Regulations.

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

a)

The nominal value of the new securities delivered, in the concept of participation premium, repurchase or early redemption or similar, does not exceed the equivalent of 5% (five percent) of the capital value of the debt effectively exchanged or repurchased; and

b)

The new debt securities provide at least one year of grace for capital repayment and imply a minimum extension of two years regarding the average duration of the remaining capital of the exchanged or repurchased debt.

(7)

For the portion of public debt securities issued from January 7, 2021, which were delivered to creditors to refinance preexisting financial debts with an extension of the average duration, corresponding to the refinanced capital amount, accrued interest up to the refinancing date, and, to the extent that the new debt securities do not have capital maturities during the first two years, the amount equivalent to the interest that would accrue in the first two years on the debt being refinanced in advance and/or the deferral of the refinanced capital and/or the interest that would accrue on the amounts so refinanced.

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

(12)

For the portion of publicly registered debt securities issued between October 9, 2020, and December 31, 2023, with an average duration not less than two years, which were delivered to creditors of external financial indebtedness and/or foreign currency-denominated public debt securities with maturities between October 15, 2020, and December 31, 2023, as part of the refinancing plan required under item 7 of Communication A 7106 and related provisions (as included in item 3.17 of Annex of Communication A 7914), based on the parameters defined in the Foreign Exchange Regulations.

Section 3.5.4 of the Foreign Exchange Regulations establishes that, as long as the prior approval requirement for access to the Foreign Exchange Market for paying capital and interest on External Financial Indebtedness remains in force, this requirement will not be applicable when all of the following conditions are met:

(a)	The funds were used to finance projects within the “Argentine Natural Gas Production Promotion Plan – 2020-2024 Supply and Demand Scheme” established in Article 2 of Decree No. 892/20 (“Plan GasAr”);

(b)	The funds have been entered and settled through the Foreign Exchange Market as from November 16, 2020; and

(c)	The indebtedness has an average duration of no less than two years.

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

(ii)

it is an External Financial Indebtedness that has an average life of no less than six months, provided the funds were entered into Argentina and settled through the Foreign Exchange Market on or after April 21, 2025.

(iii)

it is an External Financial Indebtedness with an average maturity of no less than two years, and the funds have been entered and settled through the Foreign Exchange Market between October 2, 2020 and April 20, 2025;

(iv)

it is a payment of compensatory interest accruing from January 1, 2025, on the remaining original value of financial debts with related foreign counterparties. Penalty or other equivalent interest that accrues from January 1, 2025, will still be subject to the prior approval requirement;

(v)	the client is a VPU participant under RIGI that settles principal or interest of External Financial Indebtedness as provided in section 14.2.1 of the Foreign Exchange Regulations.

(vi)	it is a payment of interest that is made simultaneously with the settlement for at least an equivalent amount of:

(a)

new External Financial Indebtedness with an average maturity of no less than two years and providing at least one year of grace for principal payments, both counted from the date access to the market is granted.

(b)	new direct investment contributions from non-residents.

The financial debts and/or direct foreign investment contributions, which cannot be considered for other mechanisms under the Foreign Exchange Regulations, may be entered and settled by the debtor making the interest payment or by another resident company belonging to the same economic group.

(vii)

it is an External Financial Indebtedness under the mechanism of Section 7.11 of the Foreign Exchange Regulations, and the access date is consistent with the conditions required to fit within that mechanism.

(viii)

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

(x)

it is an External Financial Indebtedness with an average maturity of no less than two years settled between August 27, 2021, and December 12, 2023, and was used to pay commercial debts for the import of goods and services, based on the issuance of a “Certification of entry of new financial indebtedness with the exterior” under item 1 of Communication A 7348 and related provisions (provisions received in item 3.19 of the Annex to Communication A 7914).

(xi)

it is an External Financial Indebtedness with an average maturity of no less than two years originating between August 27, 2021, and December 12, 2023, from a refinancing of commercial debts for the import of goods and services with the same creditor, under item 20 of Communication A 7626 and related provisions (provisions received in item 3.20 of the Annex to Communication A 7914).

(xii)	it is a payment of principal on External Financial Indebtedness with affiliated counterparties in the following situations:

(A)

When funds entered from abroad under External Financial Indebtedness granted by the same creditor or other foreign creditors affiliated with the debtor are simultaneously settled, provided that such indebtedness has a remaining average life of no less than four (4) years and provides for a minimum of three (3) years of grace for principal payments;

(B)

When the principal payment corresponds to an External Financial Indebtedness with a remaining average life of no less than four (4) years, providing for a minimum of three (3) years of grace for principal payments, and which originated on or after April 10, 2026, as a result of the refinancing with the same creditor of overdue principal payments subject to the prior approval requirement set forth in the Foreign Exchange Regulations. In such cases, the refinancing granted by the affiliated creditor must be registered in compliance with the timeframes set forth in the preceding paragraph, by means of foreign exchange tickets without movement of foreign currency.

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

However, exceptions are made for the cancellation in Argentina of principal and interest upon maturity of:

(i)

Foreign currency financing granted by local financial institutions, including payments for foreign currency consumption through credit or purchase cards, except for the repayment of overdrafts in U.S. dollar current accounts, which may only be settled with the client’s freely available funds in such currency.

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

In the case of debt securities issued by local financial institutions through transactions entered into on or after May 26, 2025, repayment shall only be permitted once at least 12 months have elapsed from the issuance date.

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

(vi)

Issuances of securities covered under items (iii) through (v) that did not involve cash disbursements as they consisted of restructurings of debt originally falling under those same items, provided that the refinancing does not anticipate maturities compared to the original debt.

Issuances of securities that meet the conditions set forth in items (iii) through (v) above for access to the Foreign Exchange Market will be allowed to cancel their capital and interest services upon maturity through the application of export collections of goods and services in Argentina, provided that the requirements set forth in Section 7.9 of the Foreign Exchange Regulations are met.

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

(ii)

In case of other financings in foreign currency from local financial institutions, except for the repayment of overdrafts in U.S. dollar current accounts, where repayment is made simultaneously with the settlement of funds received from abroad under new indebtedness:

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

(i)

The new debt security includes a one year grace period for capital repayment, and its average duration is at least two years longer than the remaining average duration of the debt security being canceled; and

(ii)

The accumulated amount of principal payments of the new indebtedness may not exceed, until the maturity date of the canceled debt, the amount accumulated by the principal payments of the debt being canceled.

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

(vi)

In the case of early cancellation of principal and interest of a security covered in this section or a foreign currency financing from a local financial entity that was not granted under a foreign credit line, carried out simultaneously with the settlement of a new security covered in this section, subject to the following conditions:

(d)

the early cancellation of principal and accured interest of a security covered in this section or a foreign currency financing from a local financial entity that was not granted under a foreign credit line is made simultaneously with the funds settled from the issuance of a new security covered in this section

(e)	the average duration of the new security is longer than the remaining average duration of the debt being prepaid,; and

(f)

at no time, up to the maturity date of the debt being prepaid, may the cumulative amount of principal amortizations under the new security exceed the cumulative amount of principal amortizations that would have accrued under the debt being prepaid.

(vii)

The client is a VPU adhered to the RIGI that early cancels principal or accrued interest from debts covered in this section in accordance with the provisions of Section 14.2.1 of the Foreign Exchange Regulations.

(viii)

In the case of prepayment of principal and accrued interest under a security covered by this section, or under foreign currency financing granted by a local financial institution that was not extended under an external credit line, provided that such prepayment is carried out simultaneously with the settlement of new foreign currency financing granted by a local financial institution, subject to the following conditions.

a)

the prepayment of principal and accrued interest under a security covered by this section, or under foreign currency financing granted by a local financial institution that was not extended under an external credit line, is made simultaneously with the funds settled under new foreign currency financing granted by a local financial institution. Where foreign currency financing granted by a local financial institution is being repaid, the foregoing requirement shall be deemed satisfied if a certificate issued by the institution granting the new financing evidencing the settlement of the required amount within the preceding forty-eight (48) business hours is obtained;

b)	the average life of the new debt is longer than the remaining average life of the debt being prepaid; and

c)

at no time, up to the maturity date of the debt being prepaid, may the cumulative amount of principal amortizations under the new debt exceed the cumulative amount of principal amortizations that would have accrued under the debt being prepaid.

Additionally, provided that the remaining applicable regulatory requirements are met, financial institutions may grant access to the Foreign Exchange Market up to three (3) business days prior to maturity for the payment of principal and interest on: (i) debt securities issued as from September 1, 2019, for the purpose of refinancing debts covered under Section 3.6.2. of the Foreign Exchange Regulations, provided that such issuance results in an increase in the average life of the obligations; and (ii) fiduciary debt securities issued by trustees of financial trusts with a public offering conducted in accordance with the provisions of the CNV, denominated and subscribed in foreign currency, and whose capital and interest services are payable in foreign currency in Argentina.

Transactions with BOPREAL

The BOPREAL are securities issued by the Central Bank for subscription in a primary offering for the following purposes: (i) by importers of goods for imports of goods, up to the amount of the outstanding debt for imports of goods with customs entry registration on or before December 12, 2023.; (ii) by importers of services, up to the amount of the outstanding debt for imports of services where the performance or accrual of such services by the non-resident provider occurred on or before December 12, 2023; (iii) for the payment of profits and dividends owed to non-residents, as from the date on which their distribution was approved by the shareholders’ meeting; (iv) by non-resident clients, for profits and dividends collected since September 1, 2019; and (v) by debtors of principal and interest in arrears with related-party counterparties, subject to the prior authorization of the Central Bank as provided under Sections 3.3.3 and 3.5.6 of the Foreign Exchange Regulations.

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

(iv)	The client meets the supplementary requirements outlined in Sections 3.16.1 to 3.16.5 of the Foreign Exchange Regulations. Section 3.16.3 shall only apply to clients who are not resident individuals

(v)	The client provides an affidavit stating that the debt for which they are requesting subscription is pending payment.

In certain cases, the entity making the subscription offer on behalf of the client must have an affidavit from the client confirming that they have not requested the use of this mechanism through another entity for that debt.

b)	For Importers of Services:

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

(iii)	The client meets the supplementary requirements outlined in Sections 3.16.1 to 3.16.4 of the Foreign Exchange Regulations. Section 3.16.3 shall only apply to clients who are not resident individuals

(iv)

The client provides an affidavit stating that the debt for which they are requesting subscription is pending payment and that they have not requested the use of this mechanism through another entity for this debt.

c)	For Profits and Dividends of Non-Resident Shareholders Pending Payment or Already Received in Argentina:

When it comes to profits and dividends pending payment to non-residents as determined by the shareholders’ meeting, clients can subscribe BOPREAL for up to the equivalent amount in local currency of the profits and dividends pending payment to non-resident shareholders as determined by the shareholders’ meeting.

The entity that makes the subscription offer on behalf of the client must verify compliance with the following requirements:

(i)	The entity has documentation to support that the outstanding debt corresponds to profits and dividends from closed and audited financial statements.

(ii)	The transaction is declared, if applicable, in the latest overdue submission of the External Assets and Liabilities Survey.

(iii)	The client meets the supplementary requirements outlined in Sections 3.16.1 to 3.16.4 of the Foreign Exchange Regulations.

(iv)	The client provides an affidavit stating that:

(a)	The profits and dividends for which they are requesting subscription are pending payment;

(b)	They have not used this mechanism for that debt, and

(c)

They acknowledge that they will not have access to the Foreign Exchange Market to pay the equivalent of the debt for which they subscribed unless the payment is made via exchange and arbitrage with funds deposited in a local account, originating from the collection of capital and interest in foreign currency from the BOPREAL bonds.

Non-resident clients, for profits and dividends received since September 1, 2019, may subscribe BOPREAL for up to the equivalent amount in local currency of the profits and dividends received from that date, adjusted by the most recent Consumer Price Index (“CPI2”) available at the time of subscription. The entity making the subscription offer on behalf of the client must verify compliance with the requirements outlined in Section 4.6.2 of the Foreign Exchange Regulations.

d)

Subscription of BOPREAL by Debtors of Principal and Accrued Interest with Related Parties, Subject to Prior Approval by the Central Bank pursuant to Sections 3.3.3 and 3.5.6 of the Foreign Exchange Regulations

Clients may subscribe to BOPREAL up to the amount outstanding as of the subscription date in connection with the following obligations:

i)	Clients may subscribe to BOPREAL up to the amount outstanding as of the subscription date in connection with the following obligations:

ii)	Accrued compensatory interest as of December 31, 2024, arising from financial debt with related counterparties.

iii)	Principal amounts due in respect of financial debt with related counterparties.

The financial entity submitting the subscription on behalf of the client must retain documentation supporting: (i) the existence of the debt, (ii) the outstanding amount as of the subscription date, and (iii) verification of the following:

1) The transaction, where applicable, has been reported in the latest filed submission of the External Assets and Liabilities Survey.

2) The client complies with the supplementary requirements set forth under Sections 3.16.1 to 3.16.4. of the Foreign Exchange Regulations.

3) The client complies with all other applicable requirements for accessing the Foreign Exchange Market according to the current regulatory framework, based on the nature of the transaction.

4) The client has provided an affidavit certifying that:

a) The debt for which the subscription is requested remains outstanding;

b) This mechanism has not already been used for this debt; and

c) The client acknowledges that they will not have access to the Foreign Exchange Market to repay the equivalent of the debt for which they subscribed, except if repayment occurs through an exchange and arbitrage with funds deposited in a local account originating from collections of principal and interest in foreign currency on BOPREAL.

The financial entity must also execute a foreign exchange sale ticket on behalf of the client, using the corresponding transaction code identifying the type of operation, and indicating the nominal value in foreign currency of the BOPREAL allocated to the debtor

e)	Complementary Provisions on BOPREAL:

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

(v)	Payment of principal and interest on debts with affiliated counterparties, which were eligible in accordance with Section (d) above

Clients who have acquired BOPREAL bonds in primary bidding under the provisions of sections (a), (b), (d) and the first paragraph of section (c) may execute sales of securities against a wire transfer to a third-party account abroad, provided that the requirements outlined in Section 4.3.2.3. of the Foreign Exchange Regulations are met, when selling the BOPREAL bonds acquired by the seller in the aforementioned primary biddings.

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

Section 4.8 of the Foreign Exchange Regulations sets forth a series of transactions that may be carried out by clients who acquired BOPREAL in primary bidding.

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

(vii)

Repatriations of direct investments by non-residents in companies that are not controlling entities of local financial institutions, provided that the capital contribution was entered and settled through the Foreign Exchange Market on or after October 2, 2020, provided that: (a) The repatriation occurs at least 180 calendar days after the settlement of the contribution funds, if the contribution was received and settled on or after April 21, 2025; or (b) The repatriation occurs at least two years after settlement, if the contribution was received and settled between October 2, 2020 and April 20, 2025.

(viii)

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

(ix)

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

(x)	Repatriations of direct investments by non-residents in companies through access by the resident who acquired their stake in a resident company, provided that:

(a)

The access occurs simultaneously with the settlement of funds entered from abroad through External Financial Indebtedness or funds from a financial loan in foreign currency granted by a local financial institution from a credit line of a foreign financial institution, with a minimum average duration of four years and at least three years of grace for capital repayment;

(b)	The resident company whose capital is being transferred is in one of the following sectors: forestry industry, tourism, infrastructure, mining, technology, steel industry, energy, oil, and gas; and

(c)	The transaction involves the transfer of at least 10% of the resident company’s capital.

If, at the time of access, the client does not have the documentation proving their possession of the capital stake being paid, they must submit an affidavit committing to present the documentation within 60 (sixty) calendar days of access to the Foreign Exchange Market.

The repatriated amount must be equivalent to the original investment.

Through Communication “A” 8331, the Central Bank established, within the framework of this item (x), that:

•

This treatment will also apply—subject to compliance with the remaining applicable requirements—to the acquisition of resident companies across all economic sectors, provided that such companies are neither financial entities nor controlling entities thereof.

•

Financial entities may also grant access to the Foreign Exchange Market to resident clients when the relevant transaction involves the acquisition of 100% of the capital stock of a non-resident company whose sole asset is the equity interest in the local company being acquired. In such case, in addition to complying with items (a), (b), and (c) of this subsection (x), the resident client must submit an affidavit signed by the legal representative of the company or by an attorney-in-fact with sufficient authority to assume such commitment on behalf of the company, undertaking to:

(1)

Complete, within a maximum period of 12 (twelve) months from the date of access to the Foreign Exchange Market for this transaction, the change of residency of the acquired company so that it becomes a resident company in Argentina.

(2)

Ensure that the local company whose equity interest is being acquired indirectly will not distribute profits or dividends to the acquired foreign company until the residency change referred to in the preceding item has been completed.

(3)

Ensure that, in the event the acquired foreign company—acting as the controlling entity of the local company—is sold to a non-resident, the proceeds received from such sale are entered and settled in the Foreign Exchange Market within 15 business days.

(xi)	Repatriations of direct investment contributions by non-residents in a VPU adhered to the RIGI under Section 14.2.3 of the Foreign Exchange Regulations.

(xii)

Repatriation by non-residents of principal, income, and proceeds from the sale of portfolio investments in instruments listed on local markets authorized by the CNV, mutual funds without direct listings composed of such instruments, and/or demand or term deposits with local financial institutions, provided that:

(i)

There is certification from a local financial institution evidencing that the investment was constituted with funds received and settled through the local Foreign Exchange Market on or after April 21, 2025;

The settlement requirement shall be considered satisfied if the non-resident client has applied foreign currency directly, on or after May 23, 2025, to the primary subscription of debt securities issued by the National Treasury.

(ii)	Documentation is available demonstrating that the amount accessing the market does not exceed the interest or principal received and/or the amount actually obtained from the sale of the investment.

If the interest or sale proceeds are received in foreign currency, repatriation may be effected up to the equivalent of such amount.

(xiii)

Repatriations of portfolio investments by non-residents originating from profits and dividends collected in Argentina since September 1, 2019, from distributions determined by the shareholders’ meeting for closed and audited balances are permitted, provided that the transaction is carried out through an exchange and/or arbitration with funds deposited in a local account and originating from collections in foreign currency of principal or interest on BOPREAL bonds

Separately, the aforementioned Communication “A” 8331 established that financial entities may grant access to the Foreign Exchange Market to resident clients in order to effect the repatriation of investments held by a non-resident in connection with the acquisition by the resident of the non-resident’s interest in a concession for the exploitation of natural resources granted in Argentina, provided that:

i)	Access is carried out simultaneously with the settlement of funds transferred from abroad pursuant to External Financial

Indebtedness or funds from a foreign-currency financial loan granted by a local financial institution funded through a credit line from a foreign financial institution, with a minimum average life of four years and at least three years of principal grace;

(iii)	The transaction involves the transfer of at least 10% of the interest in the concession agreement; and

(iv)

If, at the time of access, the client does not have the documentation evidencing title to the interest being acquired, the client must submit an affidavit undertaking to submit such documentation within 60 calendar days from the date of access to the Foreign Exchange Market.

Access to the Foreign Exchange Market by individuals

Financial institutions may grant resident individuals access to the foreign exchange market, without prior authorization from the Central Bank, for the purchase of foreign currency in cash for holding purposes or for the establishment of deposits, provided that all of the following requirements are met:

(i)

The transaction must be processed through a debit from the customer’s account at local financial institutions, or if the customer uses local currency in cash, the total amount in local currency may not exceed the equivalent of U.S.$100 per calendar month, across all financial institutions and for all specified concepts.

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

In all cases, the financial entity must obtain an affidavit from the client whereby the client undertakes not to conduct, whether directly, indirectly, or on behalf of or for the account of third parties, any purchases of securities settled in foreign currency from the moment the client requests access and for the following 90 consecutive days. The foregoing undertaking shall not apply to purchases of securities settled in foreign currency carried out:

(i)	in connection with primary offerings of debt securities issued by resident issuers, provided that the purchaser holds such securities in its portfolio for a minimum of 15 business days.

This minimum holding period shall not apply where the primary subscription was completed on or before December 9, 2025, or where the sale of the subscribed securities is settled in foreign currency.

(ii)

through the reinvestment of foreign-currency proceeds received in respect of principal and/or interest payments on securities issued by the National Treasury or the Central Bank, within 15 business days from the corresponding payment date.

Financial institutions may grant resident individuals access to the foreign exchange market for the formation of external assets, for family remittances, and for derivative transactions, provided the transaction does not fall under Section 3.12.1 of the Foreign Exchange Regulations and without prior approval from the Central Bank, as long as all of the following requirements are met:

(i)	The client may not exceed, in any calendar month and across all institutions and under all of the above concepts, the equivalent of U.S.$200.

(ii)	The transaction must be debited from the client’s account with a local financial institution.

If the client uses cash, the amount purchased may not exceed the equivalent of U.S.$100 in any calendar month across all institutions and under all of the above concepts.

(iii)	The institution must obtain a sworn statement from the client confirming compliance with the above requirements.

(iv)	The institution must verify through the online system implemented by the Central Bank that the client’s affidavit consistent with the data available to the Central Bank.

(v)

In the case of transactions related to the client’s formation of external assets, the selling institution must either deliver the foreign currency banknotes or traveler’s checks, or credit the funds to a foreign currency account held by the client with a local financial institution, or to a bank account held by the client abroad, as applicable.

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

The client accessing the Foreign Exchange Market through this mechanism must designate an entity to monitor the transaction and provide an affidavit committing to deposit and settle any funds due to the local client as a result of the transaction or the release of the funds from the established guarantees, within five business days.

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

Financial institutions may grant access to the Foreign Exchange Market for the payment of premiums, the establishment of guarantees, and the settlement of obligations arising from hedging contracts between foreign currencies for residents’ obligations with foreign parties, which have been declared and validated, where applicable, in the External Assets and Liabilities Survey, provided that the risks covered do not exceed the external liabilities actually registered by the debtor in the currency whose risk is being hedged through such contracts. The client accessing the Foreign Exchange Market through this mechanism must designate a financial institution to monitor the transaction and execute an affidavit undertaking to enter and settle any funds resulting in favor of the local client from such transaction, or from the release of the funds from the guarantees established, within five (5) business days.

Profit and dividend payment

Pursuant to Section 3.4 of the Foreign Exchange Regulations, access to the Foreign Exchange Market for the transfer of foreign currency abroad for the payment of dividends and profits to non-resident shareholders is subject to the prior approval of the Central Bank, unless the following requirements are met:

(1)	The profits and dividends must correspond to closed and audited balance sheets.

(2)	The total amount paid to non-resident shareholders shall not exceed the amount in Pesos that correspond according to the distribution determined by the shareholders’ meeting.

(3)	If applicable, the External Assets and Liabilities Survey must have been complied with for the transactions involved.

(4)	The company falls within one of the following situations and fulfills all the conditions stipulated in each case:

(a)	The distributable profits arise from net income reported in regular, audited annual financial statements for fiscal years beginning on or after January 1, 2025.

(b)	The client engages in an exchange and/or arbitration transaction with funds deposited in a local account and originating from collections in foreign currency of principal or interest on BOPREAL.

(c)

The client is a VPU adhered to the RIGI and the profits correspond to foreign direct investment contributions that fall under Section 14.2.2 of the Foreign Exchange Regulations, the client must present documentation that supports the definitive capitalization of the contribution. In this case, the client must present documentation that supports the definitive capitalization of the contribution.

(d)

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

(e)

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

(f)

It has a “Certification for the Foreign Exchange Access Regimes for Incremental Oil and/or Natural Gas Production (Decree No. 277/22)” issued under the provisions of section 3.17. of the Foreign Exchange Regulations, for the equivalent value of the profits and dividends being paid.

(g)

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

For such purposes, the intervening financial institutions must: (a) have registered the transaction in the new online system implemented by the Central Bank for such purpose; and (b) in all cases, obtain an affidavit from the client stating that the client undertakes, from the moment of transferring the foreign currency abroad and for the following ninety (90) consecutive days, not to engage, whether directly or indirectly or on behalf of or for the account of third parties, in any purchases of securities settled in foreign currency. The foregoing undertaking shall not apply to purchases of securities settled in foreign currency carried out: (x) in connection with primary offerings of debt securities issued by resident issuers, provided that the purchaser holds such securities in its portfolio for a minimum of fifteen (15) business days; or (y) through the reinvestment of foreign-currency proceeds received in respect of principal and/or interest payments on securities issued by the National Treasury or the Central Bank, within fifteen (15) business days from the corresponding payment date.

(ii)

The transfer of foreign currency abroad by local common depositaries of marketable securities in connection with income received in foreign currency on account of principal and interest services on Argentine Treasury bonds or Central Bank bonds when such transaction is part of the payment procedure at the request of foreign common depositaries.

(iii)

Transfers of foreign currency abroad to make payments for imports of goods and services under Sections 10.10.2.13., 10.10.2.14 and 13.3.9. of the Foreign Exchange Regulations, from foreign currency funds deposited in local financial institutions.

(iv)

Arbitrage transactions not originating in transfers from abroad may be carried out without any restriction, to the extent that the funds are debited from a foreign currency account held by the customer with a local financial institution. To the extent that the funds are not debited from a foreign currency account held by the customer, these transactions may be carried out by individuals, without the prior approval of the Central Bank, up to the amount allowed for the use of cash under Sections 3.8., 3.9 and 3.13 of the Foreign Exchange Regulations.

(v)

Exchange and arbitrage transactions with funds deposited in a local account and originating from capital and interest payments in foreign currency from BOPREAL bonds, provided that the applicable requirements are met, intended for: (a) Payment of commercial debts for imports of goods with customs entry registration up to December 12, 2023, eligible under Section 4.4 of the Foreign Exchange Regulations; (b) Payment of commercial debts for services rendered or accrued up to December 12, 2023, eligible under Section 4.5 of the Foreign Exchange Regulations; (c) Payment of debts with non-resident shareholders for eligible profits and dividends under Section 4.6.1 of the Foreign Exchange Regulations; (d) Repatriation of portfolio investments of non-residents originating from profits and dividends received in Argentina since September 1, 2019, from the distribution determined by the shareholders’ meeting based on closed and audited financial statements, eligible under Section 4.6.2 of the Foreign Exchange Regulations; (e) Payment of principal and compensatory interest on debts with affiliated counterparties that were eligible in accordance with Section 4.7. of the Foreign Exchange Regulations.

(vi)

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

Securities transactions

CNV Rules establish a minimum holding period of one business day counted as of its accreditation at the Central Depository Agent of Negotiable Securities (Agente Depositario Central de Valores Negociables) applicable only to clients who are not considered resident individuals in Argentina for:

a)	sales of securities with settlement in foreign currency, regardless of jurisdiction or issuance law, to the extent that the purchase of said securities has been made with Pesos;

b)

transfers of securities acquired with settlement in local currency to foreign depository entities, regardless of they issuance law, unless their accreditation (i) results from a primary placement of securities issued by the National Treasury or by BOPREAL issued by the Central Bank, (ii) refers to transactions under section 3.16.3.6(v) and the second paragraph of section 4.7.2. of the Foreign Exchange Regulations, or (iii) refers to Argentine shares and/or CEDEARs traded in markets regulated by the CNV.

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

a)

if the trade is to be performed by non-resident clients that do not qualify as foreign brokers: (i) ensure that the trades are for such client’s own portfolio and financed with its own funds, and (ii) ensure the trades do not exceed Ps.200 million per day;

b)

if the trade is to be performed by non-resident clients that qualify as foreign brokers, whether acting for their own portfolio or on behalf of Argentine clients, ensure that the trades do not exceed Ps.200 million per client per day. If the foreign broker is acting as a depositary of shares issued by local issuers and carries out the trade for purposes of paying dividends to holders of ADRs, GDRs or similar certificates held in custody abroad, it is not subject to this requirement;

c)	if the trade is to be performed by resident clients, acting on behalf of resident or non-resident third parties, ensure that the trades do not exceed Ps.200 million per client per day; and

d)	if the trade is to be performed by resident clients acting for their own portfolio and financed with their own funds, the above-mentioned daily trading limit does not apply.

The aforementioned trade restrictions do not apply, among others, to:

(i)	BOPREAL acquired in primary bidding

(ii)

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

(iii)

outbound transfers to foreign depositary entities involving: (i) securities issued with a full or partial amortization schedule no shorter than two years from their issuance date; (ii) securities issued by the National Treasury with a full or partial amortization schedule no shorter than 180 calendar days from their issuance date; (iii) BOREAL; provided that, in all cases, such securities have been previously credited to the client’s account as a result of a primary issuance or bidding process, and only up to the nominal amount so subscribed in the relevant issuance; or (iv) regardless of governing law or amortization schedule, provided that such securities have been held in sub-accounts registered in the name of the person ordering the relevant transfers for a period of no less than three hundred sixty-five (365) consecutive days, counted from the date of their crediting in such sub-accounts at the Central Depository Agent of Negotiable Securities (ADCVN);

(iv)	transfers carried out in accordance with the provisions of Sections 3.16.3.6.v) and 4.8.2, second paragraph, of the Foreign Exchange Regulations; and

(v)

outbound transfers to foreign depository institutions of securities issued by the Argentine Treasury—regardless of governing law or maturity—provided that such securities were previously acquired and credited as a result of a reinvestment process involving proceeds from services (principal or interest) of Argentine Treasury securities payable in Pesos in Argentina, with final (or partial) amortization dates not earlier than 180 days from issuance, and originally acquired through primary placement or auction, up to the total nominal amount subscribed for the relevant series. Such transfers may be made only up to the amount of the serviced amounts and the proceeds of their successive reinvestments.

Brokers must verify compliance with these conditions prior to processing any such transfer and must retain, in their internal files, supporting documentation evidencing the acquisition of the relevant securities, the receipt of their services, and the reinvestment of those proceeds into other Argentine Treasury securities, up to the amount specified above.

Central Bank information regimes

External Assets and Liabilities Survey

On December 28, 2017, the Central Bank replaced the information regimes established in Communications “A” 3602 and “A” 4237 with Communication “A” 6401 (as subsequently supplemented and amended by Communications “A” 6795 and 8304), creating a unified regime known as the External Assets and Liabilities Survey.

For submissions covering the first quarter of 2020 through the fourth quarter of 2025 inclusive, the External Assets and Liabilities

Survey is governed by the following rules:

a)

All legal entities or individuals with external liabilities at the end of any calendar quarter, or who repaid such liabilities during that quarter, must submit the External Assets and Liabilities Survey.

b)

Declarants whose total external assets and liabilities at year-end equal or exceed U.S.$50 million must file an annual report, which may supplement, confirm, or correct the quarterly submissions. Filing the annual report is optional for other entities or individuals.

Starting with the first quarter of 2026, the Survey of External Assets and Liabilities will follow these rules:

a)	Primary Sample: Legal entities or individuals with total external assets and liabilities of U.S.$10 million or more at the end of any quarter must submit a quarterly report.

i)	If a declarant belongs to the primary sample in any quarter, they remain in the primary sample for the entire calendar year.

ii)	If a declarant no longer has external liabilities, they must still file a report for the quarter in which the liabilities were canceled.

iii)

Primary sample entities are not required to submit quarterly income statements but must file a simplified annual report including only investor-related forms and statements of income, changes in equity, and balance sheet.

b)	Secondary Sample: Legal entities or individuals with total external assets and liabilities of less than U.S.$10 million at the end of a quarter.

i)	If this condition persists through every quarter of the year, only an annual report is required.

ii)	If, in any quarter, external assets or liabilities equal or exceed U.S.$10 million, the declarant moves to the primary sample and must comply with primary sample reporting requirements.

iii)	If the declarant ceases to have external liabilities, they must file the annual report for that year to reflect the cancellation.

To be eligible for the secondary sample, the declarant must not have debts equal to or exceeding the threshold in other Central Bank-related surveys at the end of the reference quarter. Entities may not charge fees for reporting reductions in such debts without access to the foreign exchange market.

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

Certain Material Argentine tax considerations relating to our Class B shares and ADSs

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

This summary is not intended to provide a comprehensive description of all the Argentine tax considerations that may be relevant to a holder of our Class B shares or ADSs. No assurance can be given that the courts or tax authorities responsible for the administration of the laws and regulations described in this report will agree with the interpretations outlined herein. In this regard, it is important to highlight that, despite the issuance of the aforementioned regulations, further rules and clarifications may be issued in the near future. At present, it remains uncertain how the recent modifications incorporated to the Argentine tax regime will be applied and/or construed by the tax authorities of Argentina. Holders are encouraged to consult their tax advisors regarding the tax treatment of our Class B shares or ADSs in light of their particular situation.

Income Tax

Taxation on Dividends

According to the amendments introduced to the Income Tax Law (“ITL”), taxation applicable on the distribution of dividends from Argentine companies would be as follows:

(i)

Dividends originated in profits obtained during tax periods beginning up to December 31, 2017, whether disbursed in cash, property or other equity securities: no Argentine income tax withholding would apply on dividend distributions except for the application of the “Equalization Tax”. The Equalization Tax is applicable when the dividends distributed are higher than the “net accumulated taxable income” of the immediate previous fiscal period from when the distribution is made. To determine the “net accumulated taxable income” from the income calculated by the ITL, the income tax paid in the same fiscal period should be subtracted and the local dividends received in the previous fiscal period should be added to such income. The Equalization Tax would be imposed as a 35% withholding tax on the shareholder receiving the dividend. Dividend distributions made in property (other than cash) would be subject to the same tax rules as cash dividends. Stock dividends on fully paid shares (“acciones liberadas”) are not subject to Equalization Tax.

(ii)

Dividends on Argentine shares originated in profits obtained during fiscal years initiated on or after January 1, 2018, and paid to Argentine resident individuals and/or non-Argentine residents would be subject to a 7% income tax withholding on the amount of such dividends (“Dividend Tax”). However, if dividends are distributed to “Argentine Entities” (in general, entities organized or incorporated under Argentine law, local branches of non-Argentine resident entities, certain trust located in Argentina, among others) no Dividend Tax should apply. Equalization Tax is not applicable.

For Argentine resident individuals and undivided estates located in Argentina not registered before the Argentine tax authorities as taxpayers for income tax purposes, as well as for non-Argentine residents, the Dividend Tax withholding will be considered a final payment.

The ITL provides a first in-first out rule pursuant to which distributed dividends correspond to the former accumulated profits of the distributing company.

Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from profit distributions made on Class B shares and ADSs.

Capital gains tax

According to income tax regulations, the results derived from the sale, transfer, exchange or other disposition of shares, quotas and other equity interests, titles, bonds and other securities, are subject to Argentine income tax (unless an exemption applies), regardless of the type of beneficiary who realizes the gain.

Capital gains obtained by Argentine Entities derived from the sale, exchange or other disposition of shares in Argentine entities are subject to income tax on the net income at a progressive tax rate system (set from 25% to 35% depending on the net accumulated taxable income). The applicable scales for fiscal periods commencing on or after January 1, 2026, are as follows: (i) net taxable income accumulated up to Ps.133,514,185.74 will be subject to a rate of 25%; (ii) net taxable income accumulated over Ps.133,514,185.74 up to Ps.1.335,141,857.38 will incur a payment of Ps.33,378,546.43 plus 30% on the excess over Ps.133,514,185.74; and (iii) net taxable income accumulated over Ps.1.335,141,857.38 will be subject to a payment of Ps.393,866,847.93 plus 35% on the excess over Ps.1.335,141,857.38 The amounts stated above are annually updated based on an inflation index.

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

If the exemptions do not apply, the income obtained by Argentine resident individuals and undivided estates located in Argentina from the sale, exchange or other disposition of ADSs (and shares, if applicable) is subject to income capital gains tax at a 15% rate on net income calculated in Argentine currency. The acquisition cost may be updated pursuant to the IPC inflationary index rate to the extent the equity participation was acquired as of January 1, 2018. Losses arising from the sale of non-exempt Argentine shares can only be offset by Argentine resident individuals and undivided estates located in Argentina against income derived from operations of the same source and type (understanding by “type” the different concepts of income included under each article of Chapter II, Title IV of the Income Tax Law), for a five-year carryover period.

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

As from 2018, non-Argentine resident individuals or legal entities (“Foreign Beneficiaries”) are exempt from income tax derived from the sale of Argentine shares in the following cases: (i) when the shares are placed through a public offering authorized by the CNV; and/or (ii) when the shares are traded on CNV- authorized stock markets, under segments that ensure priority of price- time and interference of offers; and/or (iii) when the sale, exchange or other disposition of shares is made through a tender offer regime and/or exchange of shares authorized by the CNV. The applicable exemption on the sale of Argentine shares will proceed as long as the Foreign Beneficiary does not reside or the funds originate from “non-cooperative jurisdictions” (as defined below) and, in accordance with Section 90 of the Regulatory Decree of the Income Tax Law (“RD ITL”).

Income derived from the sale of ADSs is deemed as Argentine source income.

Capital gains obtained from the sale, exchange or other disposition of ADSs by Foreign Beneficiaries that reside in jurisdictions that are not considered “non- cooperative jurisdictions” and, in accordance with Section 90 of the RD ITL, whose funds do not originate from jurisdictions considered “non- cooperative jurisdictions,” are exempt from income tax on capital gains derived from the sale of ADSs to the extent the underlying shares are authorized for public offering by the CNV.

In case Foreign Beneficiaries conduct a conversion process of shares that do not meet the exemption requirements, into securities representing shares that are exempt from income tax pursuant to the conditions stated above, such conversion would be considered a taxable transfer for which the fair market value by the time the conversion takes place should be considered.

In case the exemption is not applicable, and the Foreign Beneficiaries are neither resident of nor have invested funds originated from non-cooperative jurisdictions, the gain derived from the disposition of ADSs would be subject to Argentine income tax at a 15% rate on the net capital gain or at a 13.5% effective rate on the gross price.

For Foreign Beneficiaries resident in or whose funds come from jurisdictions considered as non-cooperative for purposes of fiscal transparency, the tax rate applicable to the sales of shares and/or ADSs is assessed at 35% rate applicable on a presumed net gain basis set at 90%. General Resolution (AFIP) No 4,227/2018 also provides different payment mechanisms depending on the specific circumstances of the sale transaction. In line with Section 252 of the RD ITL, in the cases included in the last paragraph of Section 98 of the ITL (i.e., when the acquirer and the seller of the security involved are non- Argentine residents), the tax shall be paid by the foreign seller directly through the mechanism established for such purpose by the tax authorities, or (i) through an Argentine individual resident with sufficient mandate or (ii) by the foreign seller’s legal representative domiciled in Argentina.

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

The treaties signed with Luxembourg, Japan and Austria are still undergoing the respective ratification procedures. There is currently no tax treaty for the avoidance of double taxation in effect between Argentina and the United States. An international administrative agreement for the exchange of information between the Argentine tax administration (“ARCA”) and the United States tax administration (Internal Revenue Service, “IRS”) is currently in force.

The “Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting” (“MLI”), under the Organization for Economic Cooperation and Development (“OECD”) framework has been approved by Law No. 27,788 and ratified by Argentina on September 29, 2025. The MLI will apply to certain taxable events occurring on or after January 1, 2026. This circumstance could alter enforcement of tax treaties to avoid double taxation concluded by Argentina with other nations that have also signed the MLI.

Holders are encouraged to consult a tax advisor as to the potential application of the provisions of a treaty in their specific circumstances.

Personal assets tax

Argentine entities must pay the personal assets tax corresponding to Argentine and foreign resident individuals and foreign resident entities for the holding of company shares by December 31 of each year. For tax period 2019, inclusive, and onwards the applicable tax rate is 0.50% and is levied on the proportional net worth value (“valor patrimonial proporcional”) by December 31st of each year, of the shares arising from the last balance sheet. Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine resident individuals and/or foreign resident shareholders. The Argentine company may seek this reimbursement of Personal Assets Tax by setting off the applicable tax against any amount due to its shareholders or in any other way or, under certain circumstances, waive its right under Argentine law to seek reimbursement from the shareholders.

Holders are encouraged to consult a tax advisor as to the particular Argentine personal assets tax consequences derived from the holding of Class B shares and ADSs.

Value added tax

The sale, exchange or other disposition of our Class B shares or ADSs and the distribution of dividends are exempted from the value added tax.

Tax on debits and credits on Argentine bank accounts

All credits and debits originated in bank accounts held at Argentine financial institutions, as well as certain cash payments, are subject to this tax, which is assessed at a general rate of 0.6%. There are also increased rates of 1.2% and reduced rates of 0.075%. The applicable rate of tax on debits and credits on Argentine bank is doubled for certain cash withdrawals made by certain Argentine legal entities.

Owners of bank accounts subject to the general 0.6% rate, as well as those subject to the 1.2% rate, may consider 33% of all tax paid as a credit against specific taxes. Such amounts can be utilized as a credit for income tax or for the special contributions on cooperatives capital. The remaining amount is deductible for income tax purposes. If lower rates were applied, the available credit would be reduced to 20%. Additionally, 100% of the tax paid may be considered as credit against income tax by entities that are characterized as “micro” and “small” and 60% of the tax paid may be considered as credit against income taxby those entities related to the manufacturing industry that are characterized as “medium- stage 1-” by means of section 1 of Law No. 25,300 and its complementary ones.

Tax on debits and credits in bank accounts has certain exemptions. Debits and credits in special checking accounts (created under Communication “A” 3250 of the Argentine Central Bank) are exempted from this tax if the accounts are held by foreign legal entities and if they are exclusively used for financial investments in Argentina. For certain exemptions and/or tax rate reductions to apply, bank accounts must be registered with the Tax Authority (ARCA) in accordance with General Resolution (AFIP) No.3900/2016.

Whenever financial institutions governed by Law No. 21,526 make payments acting in their own name and behalf, the application of this tax is restricted to certain specific transactions. Such specific transactions include, among others, dividends or profits distributions.

Tax on debits and credits in bank accounts exemptions foreseen in Decree No. 380/2001 and other regulations of the same nature shall not be applicable in those cases where cash payments are related to the purchase, sale, exchange, intermediation and/or any other type of operation on crypto assets, cryptocurrencies, digital currencies or similar instruments, in the terms defined by the applicable rules.

By means of Law 27,702 (B.O. 11/30/2022), the validity of the Income Tax, Personal Assets Tax and Tax on debits and credits in bank accounts were extended until December 31, 2027.

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

In the City of Buenos Aires, acts or instruments related to the negotiation of shares and other securities duly authorized for their public offering by the CNV are exempt from stamp tax to the extent their placement is made within a 180-day term counting from when such authorization is granted.

Holders of Class B shares and ADSs are encouraged to consult a tax advisor as to the particular stamp tax consequences arising in the involved jurisdictions.

Prospective investors should consider the tax consequences in force in the above mentioned jurisdictions at the time the concerned document is executed and/or becomes effective.

Other taxes

There are no federal inheritance or succession taxes applicable to the ownership, transfer or disposition of our Class B shares or ADSs. At the provincial level, the province of Buenos Aires imposes a tax on free transmission of assets, including inheritance, legacies, donations, etc. For tax period 2026, any gratuitous transfer of property lower than or equal to Ps.5,606,568 is exempt. This amount is increased to Ps.23,343,337 in the case of transfers among parents, sons, daughters and spouses. The amount to be taxed, which includes a fixed component and a variable component that is based on differential rates (which range from 1.6026% to 9.5131%), varies according to the property value to be transferred and the degree of kinship of the parties involved. Free transmission of Class B shares or ADSs could be subject to this tax. Holders of Class B shares and ADSs are encouraged to consult a tax advisor as to the tax consequences arising in the involved jurisdictions.

Court tax

In the event that it becomes necessary to institute enforcement proceedings in relation to our Class B shares and ADSs in the federal courts of Argentina or the courts sitting in the City of Buenos Aires, a court tax (in general at a rate of 3.0%) will be imposed on the amount of any claim brought before such courts. Certain court and other taxes could be imposed on the amount of any claim brought before the Province courts.

Incoming Funds Arising from Non-Cooperative or Low or Nil Tax Jurisdictions

According to Section 82 of the Law No. 27,430, for fiscal purposes, any reference to “low tax or no tax countries” or “non-cooperative countries” should be understood to be “non-cooperative jurisdictions or low or nil tax jurisdictions,” as defined in Section 19 and Section 20 of the ITL, respectively.

As defined under Section 19 of the ITL, “non-cooperative jurisdictions” are those countries or jurisdictions that do not have an agreement in force with the Argentine government for the exchange of information on tax matters or a treaty to avoid international double taxation with a broad clause for the exchange of information. Likewise, those countries that, having an agreement of this type in force, do not effectively comply with the exchange of information will also be considered as non-cooperative jurisdictions. The aforementioned treaties and agreements must comply with international standards of transparency and exchange of information on fiscal matters to which the Argentine Republic has committed. The Executive Branch published a list of the non-cooperative jurisdictions based on the criteria above. In this sense, Section 24 of the RD ITL lists the jurisdictions that should be considered as “non-cooperative” under the disposition of Section 19 of the ITL.

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

According to the legal presumption under Section 18.2 of Law No. 11,683, as amended, incoming funds from non-cooperative or low or nil jurisdictions could be deemed unjustified net worth increases for the Argentine party, no matter the nature of the operation involved. Unjustified net worth increases are subject to the following taxes:

•	income tax would be assessed at 110% of the amount of funds transferred.

•	VAT and Excise Tax (if any) would be assessed at 110% of the amount of funds transferred.

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

I. Subsidiary Information

Not Applicable.

J. Annual Report to Security Holders

Not Applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.

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

For measuring options risk, entities that only buy options (and their value is less than 5% of the computable Regulatory Equity of the previous month) or whose positions are covered by positions purchased under the same conditions, may use the option so-called “Simplified method.” This requirement incorporates both the general market risk and the specific risk. In the remaining cases, entities must use the delta-plus method, which uses Greek letters (delta, gamma and beta) to determine the delta equivalent of each position

The chart below, shows the maximum, minimum, average and closing values for the years 2025 and 2024 of the market risk requirements of foreign currency status and status in securities charged to the Trading portfolio:

	2025	2024	Variation 2025
	(in millions of Pesos)
Minimum	16,890.6	22,474.8	(5,584.2)
Maximum	35,399.0	48,217.5	(12,818.5)
Average	25,617.3	37,800.2	(12,182.9)
December 31,	30,106.1	22,474.8	7,631.3

Market risk for foreign exchange position	2025	2024	Variation 2025
	(in millions of Pesos)
Minimum	793.1	4,532.4	(3,739.3)
Maximum	14,949.1	34,462.6	(19,513.5)
Average	8,008.6	11,042.2	(3,033.6)
December 31,	10,186.5	4,532.4	5,654.1

Market risk for securities position	2025	2024	Variation 2025
	(in millions of Pesos)
Minimum	14,899.8	8,322.1	6,577.7
Maximum	20,448.8	36,454.4	(16,005.6)
Average	17,607.4	26,749.5	(9,142.1)
December 31,	19,917.3	17,941.3	1,976.0

Market risk for shareholders’ equity position	2025	2024	Variation 2025
	(in millions of Pesos)
Minimum	0.9	0.5	0.4
Maximum	2.4	39.1	(36.7)
Average	1.2	8.5	(7.3)
December 31,	2.3	1.1	1.2

The increase in market risk year over year (Ps. 7,631.3 million or 34%) was primarily due to an increase in market risk for the foreign exchange position by Ps. 5,654.1 million or 125% and an increase in market risk for the securities position by Ps. 1,976.0 million or 11%.

With respect to market risk related to the foreign currency position, in 2025 a complete shift in the position was implemented, moving from a long position to a short position in response to new market conditions, taking advantage of interest rate differentials associated with maintaining a short position. The reasons for the VaR increase were the increase in the foreign currency position in dollars and the increase in the foreign exchange rate by 41% to Ps. 1,459.4 in 2025 from Ps. 1,032.5 in 2024.

Regarding market risk for the securities position, the year-over-year increase in VaR relates to the corporate bonds portfolio, which experienced significant growth compared to the prior year-end. With respect to the government securities portfolio, although an increase in VaR was observed due to higher prices compared to the prior year-end, this was offset by a reduction in positions.

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

The following table shows changes in economic value of equity (EVE) for last two years (in millions of Pesos):

	2025	2024
	(in millions of Pesos)
Minimum	46,815.3	17,812.0
Maximum	103,036.9	56,994.4
Average	75,301.5	31,909.4
December 31	98,622.9	56,994.4

For the year 2025, in average as well as in the minimum, maximum and closing values, the Delta EVE measure increased when compared to the previous year. This variation observed in 2025 is primarily justified by the increase in balances at nominal values, due to the impact of inflation and depreciation during the year.

Furthermore, changes in interest rate curves during 2025 caused an increase in the economic value of equity and consequently in the mentioned measure.

The Central Bank removed all rules and regulations regarding minimum capital requirements for interest rate risk. Notwithstanding this, financial entities must continue to calculate the interest rate risk and remain subject to the Superintendency’s supervision.

For additional information regarding market and interest rate risk management see note 52 “Capital Management, Corporate Governance Transparency and Risk Management” to our audited consolidated financial statements as of December 31, 2025 and 2024.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not Applicable.

B.	Warrants and Rights

Not Applicable.

C.	Other Securities

Not Applicable.

D.	American Depositary Shares

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

4. Fees and Direct and Indirect Payments Made by the Depositary to us

Future Fees and Payments

The depositary has agreed to reimburse us for expenses incurred by us in connection with the administration and maintenance of the ADSs program, including, but not limited to, investor relation expenses, annual NYSE listing fees or other program related expenses. The depositary has also agreed to pay its standard out-of-pocket administrative, maintenance and shareholder services expenses for providing services to the registered American depositary receipts holders, which consist, without limitation, of expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. There are limits and conditions on the amount of expenses for which the depositary will reimburse us. In 2025, we have received the agreed reimbursement from the Depositary.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.	Defaults

Not applicable.

B.	Arrears and Delinquencies

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as of December 31, 2025. There are, as described below, inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

Our internal control over financial reporting includes those policies and procedures that:

a)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

b)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

c)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013). Based on its assessment and those criteria, our management concluded that, as of December 31, 2025, our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2025, has been audited by Pistrelli, Henry Martin y Asociados S.A. (Member of Ernst & Young Global Limited), an independent registered public accounting firm, as stated in their report which appears herein.

C.	Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Pistrelli, Henry Martin y Asociados S.A. (Member of Ernst & Young Global Limited), has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2025. The report follows below:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of BANCO MACRO S.A.

Opinion on Internal Control over Financial Reporting

We have audited BANCO MACRO S.A. and its subsidiaries’ internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, BANCO MACRO S.A. and its subsidiaries (the Bank) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Bank as of December 31, 2025 and 2024, the related consolidated statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated April 20, 2026 expressed an unqualified opinion thereon.

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

April 20, 2026

D.	Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

A.	Audit Committee Financial Expert

As of the date of this annual report, Fabián Alejandro de Paul, an independent member of the audit committee, met the standards set forth in Item 16A of Form 20-F for “audit committee financial experts.”

B.	Code of Ethics

We have established a Code of Ethics for directors and senior management, including specifically our chief executive officer, chief financial officer, as well as persons performing similar functions, expecting that these individuals act according to the highest standards of personal and professional integrity in all aspects of their activities; comply with applicable law; discourage reproachable behaviors; and comply with our Code of Conduct and other policies and procedures governing employee conduct. This Code of Ethics is supplemental to our Code of Conduct.

C.	Principal Accountant Fees and Services

Fees Paid to Our Principal Accountant

Pistrelli, Henry Martin y Asociados S.A. (Member of Ernst & Young Global Limited) has served as our principal external auditor. Fees payable to Pistrelli, Henry Martin y Asociados S.A. (Member of Ernst & Young Global Limited) in 2025 and 2024 are detailed below.

	2025	2024(1)
	(in thousands of Pesos)
Audit Fees	4,137,647	4,906,587
Audit Related Fees	293,500	53,969
Tax Fees	7,500	—
All Other Fees	2,288	1,601
Total	4,440,935	4,962,157

Note:

(1)	Figures adjusted for inflation as of December 31, 2025.

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

Audit Committee’s Pre-approval Policies and Procedures

Our audit committee is responsible for, among other things, the oversight of our independent auditors. During the year, the audit committee reviews together with management and the independent auditor, the audit plan, audit related services and other non-audit services. The audit committee has approved policies and procedures for pre-approving all non-audit work that would be performed by our external auditor. All of the services provided by Pistrelli, Henry Martin y Asociados S.A. were approved by the audit committee pursuant to these approval policies. None of the hours expended on the principal accountant’s engagement to audit our financial statements for 2025 were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees.

D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable.

E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On October 8, 2025 , the Board of Directors decided to establish the following terms and conditions for the acquisition of its own shares under the provisions of Section 64 of the Capital Markets Law and the CNV Rules:

(a) maximum amount of the investment: up to Ps.225,000,000,000;

(b) maximum number of shares to be acquired up to 30,000,000, Class B common book-entry shares of par value Ps.1 per share and entitled to one vote each, which amount is within our 10% capital stock limit established in accordance with the applicable provisions currently in force.

(c) maximum payable price: up to Ps. 7,500.00 per share.

(d) term for the acquisition: 60 calendar days, from the date following the publication date of the relevant information in the Bulletin of the Buenos Aires Stock Exchange, subject to any further renewal or extension, which shall be duly informed to the public in such bulletin, subject to any renewal or extension of the term, which will be informed to the public by the same means.

In accordance with the above, as of the date of this annual report, we acquired 23,107 Class B common shares with a face value of Ps.1 and entitled to one vote each for a total amount of Ps.171,727,150, with an average price of Ps.7,431.82 per share, and an aggregate amount of Ps.156,747,150.

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of the program	Maximum number of shares/Pesos that may yet be purchased under the program
				in Shares	in Pesos
October 2025	23,107	7,431.82	23,107	30,000,000	225,000,000,000
TOTAL	23,107	7,431.82	23,107	30,000,000	225,000,000,000

F.	Change in Registrant’s Certifying Accountant

None.

G.	Corporate Governance

NYSE Corporate Governance Rules

Companies listed on the NYSE must comply with certain standards regarding corporate governance as codified in Section 303A of NYSE’s Listed Company Manual, as amended. Nevertheless, we, while a listed company, qualify also as a foreign private issuer and, as such, are permitted to follow our home country corporate governance practices, governed by the Argentine General Companies Law, the Capital Markets Law and the standards of the CNV and the Central Bank, in lieu of the provisions of Section 303A, except that we are required to comply with the requirements of Sections 303A.06, 303A.11 and 303A.12 (b) and (c). Accordingly: we must comply with four principal NYSE corporate governance rules: (i) we must satisfy the audit committee requirements of Rule 10A-3 under the Securities Exchange Act of 1934 (the “Exchange Act”) (Section 303A.06); (ii) we must provide a brief description of any significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards (Section 303A.11); (iii) our Chief Executive Officer must promptly notify the NYSE in writing after any of our executive officers become aware of any non-compliance with the applicable NYSE corporate governance rules (Section 303A.12(b)); and (iv) we must submit an executed written affirmation (in relation to the members of our audit committee) annually or interim written affirmations, if required by the NYSE (Section 303A.12(c)).

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

In this regard, the following individuals and entities shall be considered “related” to us:

i) any entity or person other than from the non-financial public sector of the country, having direct or indirect control over us.

ii) any entity or person, other than from the non- financial public sector of the country, directly or indirectly controlled by an entity or person having direct or indirect control over us.

iii) any entity or person directly or indirectly controlled by us, pursuant to the provisions of section 28, subsection a) of the Law on Banks and the regulations on “Services supplementary to the financial activity and permitted activities” and “Credit Grading.”

iv) any Bank or entity engaged in the provision of supplementary services to the financial activity other than those contemplated in the preceding items, subject to consolidated supervision with us.

v) any entity other than those contemplated in the preceding items, having directors in common with the institution or entity, other than from the non-financial public sector of the country, having direct or indirect control over of with the Bank, to the extent such directors represent a simple majority of the members of the boards of each such entities or us.

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

303A.03-Executive Sessions	Non-management directors of each listed company must meet at regularly scheduled executive sessions without management.	Neither Argentine law nor our by-laws require the holding of such meetings and we do not hold non- management directors’ meetings. Our by-laws provide, however, that the board shall meet as often as required in our best interest and at least once a month.

303A.04-Nominating/Corporate Governance Committee	Listed companies must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties and details about committee members and the committee structure.

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

This Committee is chaired by an independent director. The Committee’s main function is to control that the fixed and variable staff incentives – excluding directors- are consistent with our business culture, long term business plan, goals and business strategy as well as with the applicable regulations governing us.

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

Our Audit Committee is composed by three directors and the Committee’s presidency is in charge of an independent Director. All the members of the Audit Committee, according to its designation on April 8, 2026, satisfy the independence requirements of Rule 10A-3

(b) Neither Argentine law nor the CNV Rules contain provisions relating to an audit committee member’s simultaneous service on the audit committee of other public companies.

(c) The responsibilities of the audit committee, as provided for in the Capital Markets Law, as regulated by Decree No. 1023 and the CNV Rules regarding the functions of the Committee, are essentially the same as those provided for under Rule 10A-3 of the Exchange Act, including, without limitation, the following:

i.   issuing an opinion about the Board of Directors’ proposal for the appointment of the external auditors to be retained by us, and ensuring that auditors are independent;

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

iii.   supervising the enforcement of our risk management information policies;

iv.   providing the market with full disclosure with respect to transactions that give rise to conflict of interests with the members of our corporate bodies or controlling shareholders;

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
No comparable provisions exist under Argentine law. However, we are is in compliance with the certification requirements of Section 303A.12 (b) and (c) of the NYSE rules.

H.	Mine Safety Disclosure.
Not Applicable.

I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspection.
Not Applicable.

J.	Insider Trading Policies.
We have adopted insider trading policies and procedures that govern the purchase, sale, and other dispositions of our securities by directors, senior management, and employees (with certain exceptions). Our policy specifically prohibits speculative market strategies and outlines restrictions on trading securities issued by Banco Macro S.A. or any instrument that has them as an underlying asset during specified blackout periods around the reporting of financial statements. Additionally, our framework includes monitoring and reporting processes, carried out by the Compliance Management and the Human Resources Management, to identify any deviations, which are then reviewed by the Ethics and Compliance Committee. These measures underscore our commitment to ethical conduct in capital markets transactions. Our insider trading policies and procedures are filed as exhibit 11.2 to this annual report.

K.	Cybersecurity.
Risk management and strategy
Our risk management framework addresses risks related to cybersecurity. Our processes range from the identification of potential risks, their analysis, and monitoring, to the recording of incidents that allow for a more robust risk assessment both internally and for third parties. Our management framework also contemplates the treatment and escalation of risks at different levels of our organization and according to their level of exposure. In addition, internal and external audits assess the adequacy of the established framework.
Our Cyber Incident Management Policy defines guidelines for the efficient management of these events, in order to minimize impacts and contain their propagation.

Given the current integration of our technological infrastructure, effective cyber incident management and mitigation of associated risks are critically important. Vulnerability to technical failures and the possibility of significant impacts on the confidentiality, integrity, and availability of information require a proactive and structured response. Accordingly, we maintain a proactive and structured approach to cyber incident management and information security, with the aim of protecting our assets and ensuring the continuity of our services.
As mentioned above, we are committed to protecting information assets with the aim of securing service delivery and containing the impact of security events. The activities contemplated in the cyber incident management policy are aligned with:

•
our business continuity policy, with the objective of establishing an integral cyber-resilience framework through the integration of the operational plans for technological recovery (recovery of the processing centers, anti-ransomware recovery) and business recovery (continuity of manual processes), which must be maintained in accordance with this premise,

•	our management of technology and information security risks, in accordance with the provisions of our Risk Management Policy, and

•	our critical processes and those associated with the financial services user protection regulations.
We use a Business Impact Analysis (BIA) methodology that aligns digital threats with the corporate risk register. Cybersecurity risks are identified using standard frameworks (such as NIST CSF, ISO 27001, BCRA) and are translated into financial and operational terms.
We have specialized service companies contracted to perform penetration testing and compromise assessments. This ensures that, in the event of a material event, we have experts who operate under strict service level agreements (SLAs).
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
Our formalized regulatory framework includes procedures for optimizing cyber incident management, minimizing impacts, containing the spread, collecting lessons learned, and defining tasks for incident identification, response, and resolution. The results, along with the metrics, feed into training plans and continuous improvement activities, along with a permanent update of vulnerability management. The policy states that relevant Cyber Incidents must be recorded in a Cyber Incident repository with all actions from the moment the incident was detected to its final resolution, allowing integrated analysis for the improvement of processes and systems. Duly formalized processes have been implemented for the forensic investigation of incidents, with audit trails of the systems and technological devices that make up the services provided by us.
Our policy states that significant cyber incidents must be recorded in a cyber incident repository detailing all actions from detection to final resolution, allowing integrated analysis for the improvement of processes and systems.
We have implemented duly formalized processes for the forensic investigation of incidents, with audit records of the systems and technological devices that make up the services we provide.
The response to a cyber incident must be immediate and preventive. In addition, it must include root cause analysis and the necessary forensic analysis, as well as a long-term solution that prevents the incident from recurring and a documented record of the problem.
Upon the occurrence of a cyber incident involving the violation of customers’ personal data that is considered significant, we report it to the Compliance area of the Compliance, Control and Operational Risk Department, in compliance with the regulations in force (Law No. 25,326—Personal Data Protection).
We have a Cyber Incident Response Test Plan that allows us to evaluate the technical capabilities, coordination and timely communication between areas. We have procedures in place to manage, control and document cyber incident management activities. These activities are reflected in three specific action plans:

•	Business Continuity Plan: aims to provide the methodological framework to be followed by us in the event of contingency situations that affect the normal development of business processes.

•
Processing Continuity Plan: aims to establish a methodology to facilitate and contribute to the proper planning, implementation, evaluation, and continuous improvement of operational plans to ensure the continuity of our information technology.

•
Ransomware Response Test: The purpose of this test is to provide the methodological framework to be followed by us in the event of contingency situations that affect the normal development of business processes.

These
 plans are coordinated in order to respond comprehensively to cyber incidents. The objective of these plans is based on the following points:

•	minimize interruptions to the normal operation of business processes and customer service,

•	minimize the economic impact of the interruption,

•	establish procedures and instructions to manage the contingency and

•	identify the threats that may affect business continuity and design measures to minimize the impacts of the interruption of activities, and

•	identify the members necessary for the activation of the plan, with a definition of their roles and responsibilities.
During 2025 and to date, there have been no cybersecurity incidents that have materially affected us. Considering the nature of our business and the changing technological environment in which we operate, we are exposed to risks related to cybersecurity, which have been described in the risk factors section of this annual report.
Governance
Information technology governance is a shared responsibility between our senior management and our Board of Directors, in order to ensure that the decisions adopted are aligned with our defined strategies.
Our Board of Directors is responsible for promoting a culture of technology and information security risk management throughout the organization, as well as for promoting the implementation of an effective information security management framework.
To ensure more specialized management and stricter control of cybersecurity-specific
risks, separate from the technology area’s operational and strategic objectives, we have divided the former Technology and Information Security Governance Committee into two separate committees: the Technology Governance Committee and the Information Security Committee.
The Information Security Committee is responsible for overseeing the protection of information assets, ensuring the confidentiality, integrity, and availability of information, and compliance with our security policies. The Committee is also responsible for overseeing the comprehensive management of cyber incidents and related reports, keeping our
Board of Directors

duly informed of the issues discussed and the decisions adopted.
This Committee is comprised of at least two directors, the Chief Executive Officer, and members of senior management (including the Risk Manager and the Strategy, Management Control and Institutional Relations Manager), all of whom are officers with experience and expertise in the field.

Senior management is responsible for implementing strategies, plans, and policies for the management of technology and information security, including the level of exposure to risks, and for ensuring that our Board of Directors is updated on the aforementioned activities. To this end, senior management must know and understand the risks related to technology and information security, guarantee their inclusion in the established management programs, and define plans for the mitigation of the risks detected.
The Chief Information Security Officer (CISO) is primarily responsible for the information security strategy. His role is to assess, identify, and manage threats. The CISO acts as a technical-strategic liaison, periodically reporting to the Committee on the status of the security posture, emerging threats, and compliance with applicable regulations (such as the Argentine Central Bank’s communications).

Part III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

Financial Statements are filed as part of this report, see pages F-1 through F-119.

ITEM 19.	EXHIBITS

1.1	Restated Bylaws of the Bank, as amended and restated on April 30, 2019, incorporated by reference to the Form 6-K filed by the Bank on July 24, 2019 (File No. 001-32827).

2.1	Form of Deposit Agreement among the registrant, The Bank of New York Mellon, as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts, incorporated by reference to the Registration Statement on Form F-6, as amended, filed by the Bank on January 6, 2006 (File No. 333-130904).

2(b)(i)	The total amount of long-term debt securities of Banco Macro S.A. and our subsidiaries under any one instrument does not exceed 10.0% of our total assets on a consolidated basis. We agree to furnish copies of instruments defining the rights of certain holders of long-term debt to the SEC upon request.

2(d)	Description of Securities Registered Under Section 12 of the Exchange Act, incorporated by reference to Exhibit 2(d) to Banco Macro’s Annual Report on Form 20-F (File No. 001-32827), filed with the SEC on April 21, 2025.

8.1	List of subsidiaries of the Bank as of December 31, 2025. See “Item 4. Information on the Bank - C. Organizational Structure.”

11.1	Bank’s Code of Ethics, incorporated by reference to Exhibit 11.1 to Banco Macro’s Annual Report on Form 20-F (File No. 001-32827), filed with the SEC on April 21, 2025.

11.2	Bank’s Insider trading policies and procedures, incorporated by reference to Exhibit 11.2 to Banco Macro’s Annual Report on Form 20-F (File No. 001-32827), filed with the SEC on April 21, 2025.

12.1*	Certification by the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification by the Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification by the Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97.1	Bank’s Executive Remuneration Clawback Policy, incorporated by reference to Exhibit 97.1 to Banco Macro’s Annual Report on Form 20-F (File No. 001-32827), filed with the SEC on April 21, 2025.

101.INS*	Interactive File Data - The instance document does not appear separately because its XBRL tags are embedded within the inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema

104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 20, 2026

BANCO MACRO S.A.

By: /s/ Juan Martín Parma
Name: Juan Martín Parma
Title: Chief Executive Officer

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025 AND 2024, TOGETHER WITH THE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

F-1

BANCO MACRO SA AND ITS SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025
CONTENT

F-2

BANCO MACRO SA AND ITS SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025
CONTENT (contd.)

F-3

BANCO MACRO SA AND ITS SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of
BANCO MACRO S.A.
Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of BANCO MACRO S.A. and its subsidiaries (the Bank) as of December 31, 2025 and 2024, the related consolidated statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Bank at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the IASB (International Accounting Standards Board).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the internal control over financial reporting of the Bank as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 20, 2026 expressed an unqualified opinion thereon.
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
Impairment of financial assets
Description of the matter
As more fully described in Note 3.2.4. to the consolidated financial statements, the Bank recognized an allowance for credit losses related to loans and investments in private and government debt securities not held at fair value through profit or loss, together with loan commitments and financial guarantee contracts, using an expected credit loss model (ECL). This allowance, that amounted to 535,051,466 thousand Argentine pesos as of December 31, 2025, as disclosed in note 52.1., represented a probability-weighted amount, which was determined by evaluating a range of possible outcomes and reasonable and supportable information about past events, current conditions and forecasts of economic conditions. The allowance was based on the portion of the lifetime ECL associated with the probability of default in the next twelve months unless there had been a significant increase in credit risk since origination or there is objective evidence of impairment. In those cases, the allowance was based on the change in the ECL over the life of the financial instrument.

F-4

BANCO MACRO SA AND ITS SUBSIDIARIES

Auditing the allowance for credit losses was complex and required the application of significant judgment due to the inherent complexity of the models, assumptions and the interrelationship of the variables used in measuring the ECL, that could have a material effect on its measurement, including the effects of the current and future Argentine macroeconomic and financial environment. Significant assumptions and judgments with respect to the estimation of the allowance for credit losses include the determination of significant changes in credit risk and to the estimation of the ECL for certain individually evaluated loans; and the forecast of multiple alternative economic scenarios and the probability weighting of those scenarios.
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
To test the allowance for credit losses, our audit procedures included, among others, involving our credit risk modelling specialists to assist in assessing whether the methodology and assumptions used to estimate ECL are consistent with the requirements of IFRS Accounting Standards, the Bank’s own historical data and industry standards; assessing significant changes in credit risk triggers and the significant assumptions used by management for loans individually evaluated for impairment; assessing management’s forecasting methodology and comparing management’s forward-looking information to third party forecasts and publicly available information; evaluating the scenario probability weights used in the ECL models and performing independent recalculations to test the mathematical accuracy of management’s models; evaluating whether the assumptions used were reflective of the credit quality and testing the completeness and accuracy of data used in the measurement of the ECL. We also assessed the adequacy of the allowance for credit loss financial statement disclosures.
/s/ Pistrelli, Henry Martin y Asociados S.A.
Member of Ernst & Young Global Limited
We have served as the Bank’s auditor since 2003
City of Buenos Aires, Argentina
April 20, 2026

F-5

BANCO MACRO SA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2025 AND 2024
(Figures stated in thousands of pesos in constant currency)

Items	Notes	12/31/2025	12/31/2024
ASSETS
Cash and deposits in banks	13	4,344,460,177	3,539,501,670
Cash		543,467,076	547,320,305
Central Bank of Argentina		3,045,224,283	2,465,076,050
Other local and foreign entities		755,670,253	455,026,129
Other		98,565	72,079,186
Debt securities at fair value through profit or loss	5 and 13	991,076,505	1,108,947,379
Derivative financial instruments	6 and 13	7,946,097	25,367,561
Repo transactions	7 and 13	181,151,259
Other financial assets	8, 9, 13 and 52.1	716,507,880	721,075,644
Loans and other financing	9, 13, 52.1 and 52.4	10,708,315,023	7,632,012,907
Non-financial public sector		228,426,524	91,976,125
Other financial entities		117,642,574	83,049,911
Non-financial private sector and foreign residents		10,362,245,925	7,456,986,871
Other debt securities	9, 10, 13 and 52.1	4,415,827,943	4,112,041,758
Financial assets delivered as guarantee	11, 13 and 44	347,199,993	325,051,250
Current income tax assets	29.c)		110,903,357
Equity instruments at fair value through profit or loss	12 and 13	30,235,591	11,472,381
Investments in associates and joint ventures	15	6,167,545	6,053,636
Property, plant and equipment	16	1,043,087,188	1,036,989,693
Intangible assets	18	182,853,977	194,002,732
Deferred income tax assets	29.c)	23,098,217	2,962,378
Other non-financial assets	17 and 19	147,380,528	138,471,625
Non-current assets held for sale		94,116,084	99,751,258

TOTAL ASSETS		23,239,424,007	19,064,605,229

F-
6

BANCO MACRO SA AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2025 AND 2024
(Figures stated in thousands of pesos in constant currency)

Items	Notes	12/31/2025	12/31/2024
LIABILITIES
Deposits	13 and 52.4	13,690,637,774	11,079,965,200
Non-financial public sector		638,862,157	846,779,800
Financial sector		18,619,134	15,815,880
Non-financial private sector and foreign residents		13,033,156,483	10,217,369,520
Liabilities at fair value through profit or loss	13 and 52.4	14,716,259	9,449,740
Derivative financial instruments	6, 13 and 52.4	498,729	1,738,552
Repo transactions	7 and 13		24,937,296
Other financial liabilities	13, 21 and 52.4	1,788,639,060	1,357,419,552
Financing received from the BCRA and other financial institutions	13 and 52.4	153,243,154	57,187,788
Issued corporate bonds	13, 48 and 52.4	757,584,577	19,455,743
Current income tax liabilities	29.c)	304,656,436	24,971,864
Subordinated corporate bonds	13, 48 and 52.4	588,032,164	549,446,878
Provisions	23	71,760,117	22,511,020
Deferred income tax liabilities	29.c)	1,176,539	105,429,920
Other non-financial liabilities	24	633,932,844	483,429,463

TOTAL LIABILITIES		18,004,877,653	13,735,943,016

SHAREHOLDERS’ EQUITY
Capital stock	41	639,413	639,413
Non-capitalized contributions		12,429,781	12,429,781
Capital adjustments		1,649,395,543	1,649,395,543
Earnings reserved		4,378,509,260	4,362,948,174
Unappropriated retained earnings		(1,098,470,965)	(1,114,398,391)
Accumulated other comprehensive income		(477,733)	(12,689,908)
Net income for the fiscal year		289,494,680	428,193,992

Net shareholders’ equity attributable to controlling interests		5,231,519,979	5,326,518,604
Net shareholders’ equity attributable to non-controlling interests		3,026,375	2,143,609

TOTAL SHAREHOLDERS’ EQUITY		5,234,546,354	5,328,662,213

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		23,239,424,007	19,064,605,229

Notes 1 to 54 to the consolidated Financial Statements are an integral part of these consolidated Financial Statements.

F-
7

BANCO MACRO SA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(Figures stated in thousands of pesos in constant currency)

Items	Notes	12/31/2025	12/31/2024	12/31/2023
Interest income	30	5,005,505,482	4,637,402,945	7,007,895,737
Interest expense	31	(1,930,459,257)	(2,508,660,787)	(4,644,460,355)
Net interest income		3,075,046,225	2,128,742,158	2,363,435,382
Commissions income	32	878,277,036	743,383,247	703,881,320
Commissions expense	33	(110,895,565)	(104,167,627)	(71,455,585)
Net commissions income		767,381,471	639,215,620	632,425,735
Subtotal (Net interest income plus Net commissions income)		3,842,427,696	2,767,957,778	2,995,861,117
Net gain from measurement of financial instruments at fair value through profit or loss	34	457,488,716	2,922,000,124	2,791,075,672
Profit from sold or derecognized assets at amortized cost		386,382	1,305,214	980,661
Differences in quoted prices of gold and foreign currency	35	25,097,623	214,709,835	2,286,617,981
Other operating income	36	282,134,823	281,474,220	208,797,445
Credit loss expense on financial assets		(538,422,387)	(142,213,553)	(131,684,527)
Net operating income before expenses, depreciation and amortization		4,069,112,853	6,045,233,618	8,151,648,349
Employee benefits	37	(954,275,901)	(925,393,014)	(797,832,185)
Administrative expenses	38	(446,678,069)	(481,929,116)	(470,450,558)
Depreciation and amortization of fixed assets	16, 17 and 18	(178,815,285)	(181,722,120)	(166,432,836)
Other operating expenses	39	(924,748,627)	(880,982,382)	(920,329,569)
Operating income after expenses, depreciation and amortization		1,564,594,971	3,575,206,986	5,796,603,201
(Loss) / income from associates and joint ventures	15	(257,025)	2,083,651	430,021,909
Loss on net monetary position		(1,053,216,612)	(3,103,695,875)	(3,749,542,092)
Income before tax on continuing operations		511,121,334	473,594,762	2,477,083,018
Income tax on continuing operations	29.c)	(220,415,500)	(44,099,600)	(808,752,038)
Net income from continuing operations		290,705,834	429,495,162	1,668,330,980

Net income for the fiscal year		290,705,834	429,495,162	1,668,330,980

Net income for the fiscal year attributable to controlling interests		289,494,680	428,193,992	1,667,326,227

Net income for the fiscal year attributable to non-controlling interests		1,211,154	1,301,170	1,004,753

Basic earnings per share	42	452.7535	669.6673	2,607.5889

F-
8

BANCO MACRO SA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(Figures stated in thousands of pesos in constant currency)

Items	Notes	12/31/2025	12/31/2024	12/31/2023
Net income for the fiscal year		290,705,834	429,495,162	1,668,330,980
Items of Other Comprehensive Income that will be reclassified to profit or loss for the fiscal year
Foreign currency translation differences from Financial Statements conversion		4,740,681	(37,198,745)	27,955,738
Foreign currency translation differences for the fiscal year		4,740,681	(37,198,745)	27,955,738
Profit or loss from financial instruments measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a))		7,471,494	(91,591,329)	87,694,280
Profit or loss for the fiscal year from financial instruments at fair value through other comprehensive income (FVOCI)		3,348,713	(131,218,150)	137,341,470
Reclassification for the fiscal year		8,528,384	(14,780,221)	(1,630,113)
Income tax	29.c)	(4,405,603)	54,407,042	(48,017,077)

Total other comprehensive income / (loss) that will be reclassified to profit or loss for the fiscal year		12,212,175	(128,790,074)	115,650,018

Total other comprehensive income / (loss)		12,212,175	(128,790,074)	115,650,018

Total comprehensive income for the fiscal year		302,918,009	300,705,088	1,783,980,998

Total comprehensive income attributable to controlling interests		301,706,855	299,403,918	1,782,976,245

Total comprehensive income attributable to non-controlling interests		1,211,154	1,301,170	1,004,753

Notes 1 to 54 to the consolidated Financial Statements are an integral part of these consolidated Financial Statements.

F-
9

BANCO MACRO SA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025
(Figures stated in thousands of pesos in constant currency)

Changes	Notes	Capital stock		Non-capitalized contributions	Capital adjustments (1)	Other Comprehensive Income		Earnings Reserved		Unappropriated retained earnings	Total controlling interests	Total non- controlling interests	Total Equity
		Outstanding shares	In treasury	Additional paid-in capital		Accumulated foreign currency translation difference from Financial Statements conversion	Other	Legal	Other
Restated amount at the beginning of the fiscal year		639,413		12,429,781	1,649,395,543	(5,228,103)	(7,461,805)	1,598,552,218	2,764,395,956	(686,204,399)	5,326,518,604	2,143,609	5,328,662,213
Total comprehensive income for the fiscal year
- Net income for the fiscal year										289,494,680	289,494,680	1,211,154	290,705,834
- Other comprehensive income for the fiscal year						4,740,681	7,471,494				12,212,175		12,212,175
Distribution of unappropriated retained earnings, as approved by the shareholders’ meeting held on April 4, 2025
- Legal reserve								82,250,296		(82,250,296)
- Optional reserve for future distribution of earnings									321,850,811	(321,850,811)
- Dividends	42								(388,359,040)		(388,359,040)		(388,359,040)
- Personal assets tax on shares and equity interests										(8,165,459)	(8,165,459)		(8,165,459)
Other changes												(328,388)	(328,388)
Acquisition of treasury shares
- Repurchase of treasury shares	41	(23)	23
- Appropriated retained earnings for treasury shares	41								(180,981)		(180,981)		(180,981)

Amount at the end of the fiscal year		639,390	23	12,429,781	1,649,395,543	(487,422)	9,689	1,680,802,514	2,697,706,746	(808,976,285)	5,231,519,979	3,026,375	5,234,546,354

(1)	Inflation adjustment of capital stock and additional paid-in capital.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024
(Figures stated in thousands of pesos in constant currency)

Changes	Notes	Capital stock	Non-capitalized contributions	Capital adjustments (1)	Other Comprehensive Income		Earnings Reserved		Unappropriated retained earnings	Total controlling interests	Total non- controlling interests	Total Equity
		Outstanding shares	Additional paid-in capital		Accumulated foreign currency translation difference from Financial Statements conversion	Other	Legal	Other
Restated amount at the beginning of the fiscal year		639,413	12,429,781	1,649,395,543	31,970,642	84,129,524	1,262,067,664	2,230,491,759	567,809,938	5,838,934,264	1,334,603	5,840,268,867
Total comprehensive income for the fiscal year
- Net income for the fiscal year									428,193,992	428,193,992	1,301,170	429,495,162
- Other comprehensive loss for the fiscal year					(37,198,745)	(91,591,329)				(128,790,074)		(128,790,074)
Distribution of unappropriated retained earnings, as approved by the shareholders’ meeting held on April 12, 2024
- Legal reserve							336,484,554		(336,484,554)
- Optional reserve for future distribution of earnings								1,342,706,963	(1,342,706,963)
- Dividends	42							(808,802,766)		(808,802,766)		(808,802,766)
- Personal assets tax on shares and equity interests									(3,016,812)	(3,016,812)		(3,016,812)
Other changes											(492,164)	(492,164)

Amount at the end of the fiscal year		639,413	12,429,781	1,649,395,543	(5,228,103)	(7,461,805)	1,598,552,218	2,764,395,956	(686,204,399)	5,326,518,604	2,143,609	5,328,662,213

(1)	Inflation adjustment of capital stock and additional paid-in capital.
Notes 1 to 54 to the consolidated Financial Statements are an integral part of these consolidated Financial Statements.

F-
10

BANCO MACRO SA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023
(Figures stated in thousands of pesos in constant currency)

Changes	Notes	Capital stock	Non-capitalized contributions	Capital adjustments (1)	Other Comprehensive Income		Earnings Reserved		Unappropriated retained earnings	Total controlling interests	Total non- controlling interests	Total Equity
		Outstanding shares	Additional paid-in capital		Accumulated foreign currency translation difference from Financial Statements conversion	Other	Legal	Other
Restated amount at the beginning of the fiscal year		639,413	12,429,781	1,649,395,543	4,014,904	(3,564,756)	1,185,280,491	2,436,623,543	(716,108,651)	4,568,710,268	755,517	4,569,465,785
Total comprehensive income for the fiscal year
- Net income for the fiscal year									1,667,326,227	1,667,326,227	1,004,753	1,668,330,980
- Other comprehensive income for the fiscal year					27,955,738	87,694,280				115,650,018		115,650,018
Distribution of unappropriated retained earnings, as approved by the shareholders’ meeting held on April 25, 2023
- Legal reserve							76,787,173		(76,787,173)
- Optional reserve for future distribution of earnings								301,154,852	(301,154,852)
- Dividends	42							(507,286,636)		(507,286,636)		(507,286,636)
- Personal assets tax on shares and equity interests									(5,465,613)	(5,465,613)		(5,465,613)
Other changes											(425,667)	(425,667)

Amount at the end of the fiscal year		639,413	12,429,781	1,649,395,543	31,970,642	84,129,524	1,262,067,664	2,230,491,759	567,809,938	5,838,934,264	1,334,603	5,840,268,867

(1)	Inflation adjustment of capital stock and additional paid-in capital.
Notes 1 to 54 to the consolidated Financial Statements are an integral part of these consolidated Financial Statements.

F-
11

BANCO MACRO SA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(Figures stated in thousands of pesos in constant currency)

Items	Notes	12/31/2025	12/31/2024	12/31/2023
Cash flows from operating activities
Income for the fiscal year before income tax		511,121,334	473,594,762	2,477,083,018
Adjustment for the total monetary effect of the fiscal year		1,053,216,612	3,103,695,875	3,749,542,092
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		178,815,285	181,722,120	166,432,836
Credit loss expense on financial assets		538,422,387	142,213,553	131,684,527
Difference in quoted prices of foreign currency		(410,234,915)	(303,462,160)	(1,488,724,579)
Other adjustments		(193,559,205)	(1,797,844,046)	346,041,083
Net increase / decrease from operating assets:
Debt securities at fair value through profit or loss		(81,165,357)	6,130,165,181	(2,606,513,375)
Derivative financial instruments		17,421,464	12,283,354	26,323,072
Repo transactions		(181,151,259)	1,763,430,242	(478,903,530)
Loans and other financing
Non-financial public sector		(136,475,904)	(78,507,321)	6,176,940
Other financial entities		(34,592,663)	(54,503,436)	(20,274,525)
Non-financial private sector and foreign residents		(3,442,651,720)	(2,394,891,614)	805,673,322
Other debt securities		(273,581,807)	(5,553,576,087)	690,084,794
Financial assets delivered as guarantee		(22,146,067)	55,631,689	9,075,784
Equity instruments at fair value through profit or loss		(18,763,210)	(2,265,844)	(1,172,620)
Other assets		(6,048,515)	(123,451,664)	47,294,316
Net increase / decrease from operating liabilities:
Deposits
Non-financial public sector		(207,917,643)	310,801,203	(171,487,278)
Financial sector		2,803,254	(42,008,385)	43,074,276
Non-financial private sector and foreign residents		2,815,786,963	1,156,600,730	(3,689,912,744)
Liabilities at fair value through profit or loss		5,266,519	(30,155,456)	(23,373,155)
Derivative financial instruments		(1,239,823)	(6,390,989)	(16,466,238)
Repo transactions		(24,937,296)	(42,672,331)	67,609,627
Other liabilities		510,428,249	157,243,062	(237,378,948)
Income tax paid		(43,618,659)	(423,864,372)	(76,040,493)

Total cash from / (used in) operating activities (A)		555,198,024	2,633,788,066	(244,151,798)

F-1
2

BANCO MACRO SA AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(Figures stated in thousands of pesos in constant currency)

Items	Notes	12/31/2025	12/31/2024	12/31/2023
Cash flows from investing activities
Payments:
Acquisition of PPE, intangible assets and other assets		(171,945,365)	(163,799,643)	(163,494,821)
Obtaining control of subsidiaries or other businesses			(11,216,178)	(62,897,745)
Other payments related to investing activities			(851,467)	(1,784,021)
Collections:
Other collections related to investing activities				461,138,258

Total cash (used in) / from investing activities (B)		(171,945,365)	(175,867,288)	232,961,671

Cash flows from financing activities
Payments:
Dividends	42	(155,512,151)	(614,254,882)	(514,741)
Acquisition of own shares		(180,981)
Non-subordinated corporate bonds	40	(59,352,355)	(108,479,558)	(13,973,237)
Financing from local financial entities			(7,774,600)	(21,765,743)
Subordinated corporate bonds	40	(41,308,474)	(37,319,313)	(37,077,213)
Other payments related to financing activities	22	(15,362,689)	(10,976,084)	(11,273,956)
Collections:
Non-subordinated corporate bonds		720,401,897		84,441,835
Financing from local financial entities		85,421,927

Total cash from / (used in) financing activities (C)		534,107,174	(778,804,437)	(163,055)

Effect of exchange rate fluctuations (D)		784,706,314	481,368,055	2,604,739,482

Monetary effect on cash and cash equivalents (E)		(950,131,277)	(2,359,606,922)	(5,317,253,878)

Net increase / (decrease) in cash and cash equivalents (A+B+C+D+E)		751,934,870	(199,122,526)	(2,723,867,578)

Cash and cash equivalents at the beginning of the fiscal year	40	3,766,926,716	3,966,049,242	6,689,916,820

Cash and cash equivalents at the end of the fiscal year	40	4,518,861,586	3,766,926,716	3,966,049,242

Notes 1 to 54 to the consolidated Financial Statements are an integral part of these consolidated Financial Statements.

F-1
3

BANCO MACRO SA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024
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
The Bank’s shares are publicly listed on Bolsas y Mercados Argentinos (BYMA, for its acronym in Spanish) since November 1994 and as from March 24, 2006 they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015, they were authorized to be listed on A3 Mercados SA (former Mercado Abierto Electrónico SA [MAE, for its acronym in Spanish]).
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
On January 1, 2025, Banco Macro SA acquired the control of Alianza SGR. The main purpose of this company is the granting of guarantees.
Moreover, on January 22, 2026, Banco Macro SA entered into a joint venture agreement with Telecom Argentina SA and its direct and indirect subsidiaries, Micro Fintech Holding LLC and Micro Sistemas SAU. Through this transaction, the Bank acquired 50% of the capital stock and voting rights of Micro Sistemas SAU for an amount in argentine pesos equivalent to USD 75,000,000. This transaction has the strategic objective of enhancing the growth and regional expansion of that entity, which operates as a payment service provider under the Personal Pay brand.
Additionally, on March 20, 2026, Banco Macro SA and Fintech Digital LLC have entered into a stock purchase agreement with the shareholders of Banco Sáenz SA. Pursuant to this agreement, Banco Macro SA and Fintech Digital LLC shall acquire, directly and indirectly, 100% of the outstanding capital stock and voting rights of Banco Sáenz SA, subject to the fulfillment of certain conditions precedent. The purchase price shall be equivalent to the entity’s shareholders’ equity (to be determined prior to closing), plus USD 2,000,000, subject to potential adjustments as per the agreement. This strategic transaction is part of the Bank’s expansion into the digital ecosystem. The closing of the transaction is subject to approval by the BCRA.
These consolidated Financial Statements for the year ended December 31, 2025 were authorized for issue by the Management on April 20, 2026. Even when the Shareholders’ Meeting has the power to amend these consolidated Financial Statements after issuance, in Management’s opinion it will not happen.

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
As of December 31, 2025 and 2024, the deposits held by the Misiones Provincial Government with the Bank amounted to 67,764,686 and 127,803,763 (including 21,018,215 and 16,328,811 related to court deposits), respectively.

F-1
4

BANCO MACRO SA AND ITS SUBSIDIARIES

2.2	Agreement with the Salta Provincial Government
The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year
term since March 1, 1996, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.
On February 22, 2005, and August 22, 2014, extensions to such agreements were agreed upon, making it currently effective through February 28, 2026. As of the date of issuance of these consolidated Financial Statements, the agreement extension is under negotiation.
As of December 31, 2025 and 2024, the deposits held by the Salta Provincial Government with the Bank amounted to 99,719,445 and 75,824,758 (including 15,990,853 and 21,124,581, related to court deposits), respectively.
Additionally, the Bank granted loans to the Salta Provincial Government and the Municipality of Salta City as of December 31, 2025 and 2024 for an amount of 7,572 and 6,545, respectively.

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
As of December 31, 2025 and 2024, the deposits held by the Jujuy Provincial Government with the Bank amounted to 90,296,145 and 66,339,123 (including 19,978,211 and 16,181,173, related to court deposits), respectively.
Additionally, the Bank granted loans to the Jujuy Provincial Treasury as of December 31, 2025 and 2024 for an amount of 38,373 and 6,003, respectively.

2.4	Agreement with the Tucumán Provincial Government
The Bank acts as an exclusive financial agent and as revenue collection and obligation payment agent of the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena. The services agreements with the Provincial and Municipal Governments are effective through years 2031, 2030 and 2028, respectively. As established in the original agreement, the service agreement with the Municipality of San Miguel de Tucumán was extended until 2028.
As of December 31, 2025 and 2024, the deposits held by the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena with the Bank amounted to 154,647,491 and 431,923,584 (including 65,540,250 and 55,528,601, related to court deposits), respectively.
Additionally, the Bank granted loans to the Tucumán Provincial Government and the Municipalities of San Miguel de Tucumán and Yerba Buena as of December 31, 2025 and 2024 for an amount of 80,967,210 and 77,241, respectively.

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

F-1
5

BANCO MACRO SA AND ITS SUBSIDIARIES

Going concern
The Bank’s management has made an assessment of its ability to continue as a going concern and concluded that it has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt on the Bank’s ability to continue as a going concern. Therefore, these consolidated Financial Statements were prepared on a going concern basis.
Figures stated in thousands of pesos
These consolidated Financial Statements disclose figures stated in thousands of argentine pesos in terms of purchasing power as of December 31, 2025, and are rounded up to the nearest amount in thousands of pesos, except as otherwise indicated (see section “Measuring unit” of this note).
Statement of financial position—Disclosure
The Bank presents its consolidated statement of financial position in order of liquidity, based on the Bank’s intention and perceived ability to recover/settle the majority of assets/liabilities of the corresponding consolidated financial statement line item. An analysis regarding recovery or settlement within 12 months after the reporting date and more than 12 months after the reporting date is disclosed in Note 26.
Financial assets and financial liabilities are generally reported in gross figures in the consolidated statement of financial position. They are only offset and reported in net figures when there is a legal and enforceable right to offset such financial assets and liabilities and the Management also intends to settle them on a net basis or to realize assets and settle liabilities simultaneously.
These consolidated Financial Statements were prepared on a historical cost basis except for certain financial instruments which were measured at fair value through Other Comprehensive Income (OCI) or at Fair Value through Profit or Loss. For further information see Note 13. In addition, in the case of derivative instruments (Futures and Forwards) both assets and liabilities were measured at fair value through profit or loss.
Comparative information
The statement of financial position as of December 31, 2025 is presented comparatively with the immediately preceding fiscal year and the statement of income and other comprehensive income, the statement of changes in shareholders’ equity and the statement of cash flows for the fiscal year ended on December 31, 2025, are presented comparatively with those of December 31, 2024 and 2023.
The figures related to comparative information have been restated to consider the changes in the general purchasing power of the functional currency and, as a result, are stated in terms of the current measuring unit at the end of the reporting period (see the following section “Measuring unit”).
Measuring unit
These consolidated Financial Statements have been restated for the changes in the general purchasing power of the functional currency (argentine pesos) as of December 31, 2025, as established by IAS 29 “Financial Reporting in Hyperinflationary Economies”.
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

F-1
6

BANCO MACRO SA AND ITS SUBSIDIARIES

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
Considering the abovementioned indexes, the inflation rate was 31.55%, 117.76% and 211.41% for the fiscal years ended on December 31, 2025, 2024 and 2023, respectively.
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

F-1
7

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
Basis for consolidation
These consolidated Financial Statements include the Financial Statements of the Bank and its controlled entities as of December 31, 2025.
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

F-1
8

BANCO MACRO SA AND ITS SUBSIDIARIES

b)
Figures related to the owners’ contributions (capital stock, non-capital
contributions and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

c)	Income for the fiscal years ended December 31, 2025, 2024 and 2023, were translated into pesos on a monthly basis, using the monthly average of the reference exchange rate of the BCRA.

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
As of December 31, 2025, the Bank has consolidated into its Financial Statements the Financial Statements of the following companies:

Subsidiaries	Principal place of business	Country	Main activity

Macro Securities SAU (1) and (6)	Ave. Eduardo Madero 1182 - CABA	Argentina	Stock exchange services

Macro Fiducia SAU	Ave. Eduardo Madero 1182 - 2nd floor - CABA	Argentina	Services

Macro Fondos SGFCISA (2) and (7)	Ave. Eduardo Madero 1182 - 24th floor, Office B - CABA	Argentina	Management and administration of mutual funds

Macro Bank Limited (3)	Caves Village, Building 8 Office 1 - West Bay St., Nassau	Bahamas	Banking entity

Argenpay SAU	Ave. Eduardo Madero 1182 - CABA	Argentina	Electronic payment services

Fintech SGR (Structured entity)	San Martín 140 - 2nd floor - CABA	Argentina	Granting of guarantees

Alianza SGR (Structured entity) (4)	San Martín 140 - 2nd floor - CABA	Argentina	Granting of guarantees

Macro Agro SAU (formerly known as Comercio Interior SAU) (5)	Santa Fe 1219 - 4th floor - Rosario, Santa Fe	Argentina	Grain Brokerage

(1)
Consolidated with Macro Fondos SGFCISA until December 31, 2024, for its 80.90% equity interest and voting rights. As of January 1, 2025, its equity interest decreased to 25.09% as a result of the merger process, mentioned in (7), through which Macro Fondos SGFCISA absorbed BMA Asset Management SGFCISA.

(2)
Consolidated with the Bank since January 2025, since direct control was obtained in such month through a 74.91% direct equity interest in capital stock and voting rights, as a result of the merger mentioned in (7).

(3)	Consolidated with Sud Asesores (ROU) SA (100% voting rights – Equity interest: 3,340).
(4)	Consolidated with the Bank since January 2025, as control was obtained in such month.
(5)	Consolidated with the Bank since May 2023, as control was obtained in such month (see Note 14).
(6)
On December 17, 2024, the Management of Macro Securities SAU decided to carry out the process of merger by absorption, through which that Entity absorbed BMA Valores SA, which was dissolved without being liquidated. The reorganization date was January 1, 2025. Additionally, on March 31, 2025, the General Regular and Special Shareholder’ Meeting approved the merger with BMA Valores SA and ratified the prior merger commitment. On September 11, 2025, the Argentine regulatory agency of business associations (IGJ, for its acronym in Spanish) approved the aforementioned merger and the dissolution without liquidation due to merger of BMA Valores SA.

(7)
On December 17, 2024, the Management of Macro Fondos SGFCISA decided to carry out the process of merger by absorption, through which that Entity absorbed BMA Asset Management SGFCISA, which was dissolved without being liquidated. The reorganization date was January 1, 2025. Additionally, on March 31, 2025, the General Regular and Special Shareholder’ Meeting approved the merger with BMA Asset Management SGFCISA and ratified the prior merger commitment. On September 29, 2025, the Argentine regulatory agency of business associations (IGJ, for its acronym in Spanish) approved the aforementioned merger and the dissolution without liquidation due to merger of BMA Asset Management SAFCISA.

9

BANCO MACRO SA AND ITS SUBSIDIARIES

Additionally, as of December 31, 2024, the Bank has consolidated into its Financial Statements the Financial Statements of the following companies:

Subsidiaries	Principal place of business	Country	Main activity

BMA Asset Management SGFCISA (1)	Ave. Eduardo Madero 1182 – 2nd floor – CABA	Argentina	Management and administration of mutual funds

BMA Valores SA (2)	Ave. Eduardo Madero 1182 – 2nd floor – CABA	Argentina	Stock exchange services

(1)
Consolidated with the Bank since November 2023, as control was obtained in such month, until December 31, 2024. On September 11, 2025, the Argentine regulatory agency of business associations (IGJ, for its acronym in Spanish) approved its dissolution without liquidation due to merger with Macro Securities SAU, with effect as from January 1, 2025.

(2)
Consolidated with the Bank since November 2023, as control was obtained in such month, until December 31, 2024. On September 11, 2025, the Argentine regulatory agency of business associations (IGJ, for its acronym in Spanish) approved its dissolution without liquidation due to merger with Macro Fondos SGFCISA, with effect as from January 1, 2025.

As of December 31, 2025 and 2024, the Bank’s interest in the companies it consolidates is as follows:

•	As of December 31, 2025:

Subsidiaries	Shares		Bank’s interest		Non-controlling interest
	Type	Number	Total capital stock	Voting rights	Total capital stock	Voting rights
Macro Securities SAU	Common	13,847,111	100.00%	100.00%
Macro Fiducia SAU (1)	Common	47,387,236	100.00%	100.00%
Macro Fondos SGFCISA	Common	4,136,766	100.00%	100.00%
Macro Bank Limited	Common	39,816,899	100.00%	100.00%
Argenpay SAU	Common	1,001,200,000	100.00%	100.00%
Fintech SGR (Structured entity)	Common	119,993	24.999%	24.999%	75.001%	75.001%
Alianza SGR (Structured entity) (2)	Common	599,955	24.998%	24.998%	75.002%	75.002%
Macro Agro SAU (formerly known as Comercio Interior SAU) (3)	Common	615,519	100.00%	100.00%

(1)	On May 9, 2024, the Bank made an irrevocable contribution of 250,000 (not restated) to Macro Fiducia SAU.
(2)	Interest acquired in November 2023, with control exercising as of January 1, 2025.
(3)	Interest acquired in May 2023 (see Note 14).

F-
20

BANCO MACRO SA AND ITS SUBSIDIARIES

•	As of December 31, 2024:

Subsidiaries	Shares		Bank’s interest		Non-controlling interest
	Type	Number	Total capital stock	Voting rights	Total capital stock	Voting rights
Macro Securities SAU	Common	12,885,683	100.00%	100.00%
Macro Fiducia SAU	Common	47,387,236	100.00%	100.00%
Macro Fondos SGFCISA	Common	327,183	100.00%	100.00%
Macro Bank Limited	Common	39,816,899	100.00%	100.00%
Argenpay SAU	Common	1,001,200,000	100.00%	100.00%
Fintech SGR (Structured entity)	Common	119,993	24.999%	24.999%	75.001%	75.001%
Macro Agro SAU (formerly known as Comercio Interior SAU)	Common	615,519	100.00%	100.00%
BMA Asset Management SGFCISA	Common	91,950	100.00%	100.00%
BMA Valores SA	Common	52,419,500	100.00%	100.00%
Total assets, liabilities and Shareholders’ equity of the Bank and all its subsidiaries as of December 31, 2025 and 2024 are as follows:

Entity	Balances as of 12/31/2025
	Assets	Liabilities	Equity attributable to the owners of the Bank	Equity attributable to non-controlling interests
Banco Macro SA	22,311,295,821	17,079,775,842	5,231,519,979
Macro Bank Limited	278,033,277	207,185,745	70,847,532
Macro Securities SAU	867,732,839	711,725,101	156,007,738
Macro Fiducia SAU	1,906,606	48,669	1,857,937
Argenpay SAU	38,108,633	16,533,911	21,574,722
Fintech SGR	64,168,848	60,758,424	852,574	2,557,850
Macro Agro SAU (formerly known as Comercio Interior SAU)	57,826,684	54,435,541	3,391,143
Macro Fondos SGFCISA	71,444,126	15,785,722	55,658,404
Alianza SGR	14,459,921	13,835,220	156,176	468,525
Eliminations	(465,552,748)	(155,206,522)	(310,346,226)

Consolidated	23,239,424,007	18,004,877,653	5,231,519,979	3,026,375

F-
2
1

BANCO MACRO SA AND ITS SUBSIDIARIES

Entity	Balances as of 12/31/2024
	Assets	Liabilities	Equity attributable to the owners of the Bank	Equity attributable to non-controlling interests
Banco Macro SA (1)	18,651,402,912	13,324,884,308	5,326,518,604
Macro Bank Limited	190,634,897	130,645,330	59,989,567
Macro Securities SAU (2)	528,836,176	286,329,493	242,506,683
Macro Fiducia SAU	1,911,680	50,201	1,861,479
Argenpay SAU	53,649,488	33,698,813	19,950,675
Fintech SGR	65,188,641	62,330,517	714,515	2,143,609
Macro Agro SAU (formerly known as Comercio Interior SAU)	42,740,737	39,635,520	3,105,217
BMA Asset Management SGFCISA	21,686,439	318,044	21,368,395
BMA Valores SA	7,611,623	95,749	7,515,874
Eliminations	(499,057,364)	(142,044,959)	(357,012,405)

Consolidated	19,064,605,229	13,735,943,016	5,326,518,604	2,143,609

(1)	See Note 14.2 related to the merger with Banco BMA SAU.

(2)	Includes amounts from its subsidiary Macro Fondos SGFCISA.
The Bank’s Management considers there are no other companies or structured entities to be included in the consolidated Financial Statements as of December 31, 2025 and 2024.
Summary of significant accounting policies
Below there is a description of the principal valuation and disclosure criteria used for the preparation of these consolidated Financial Statements as of December 31, 2025:

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

F-2
2

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

F-2
3

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

F-24

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
They were measured at their nominal value plus the relevant accrued interest, if applicable. Accrued interests were allocated in the consolidated statement of income as “Interest income”.

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

F-25

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

•
Purchased or originated financial instruments that are credit impaired: financial instruments that are credit impaired upon initial recognition. Purchased or originated financial instruments that are credit impaired are recorded at fair value upon initial recognition and interest income is recognized subsequently at a credit-adjusted effective interest rate. The loss allowance of ECL is only recognized or reversed provided that there is a subsequent change in ECL. The Bank did not purchase or generate credit-impaired financial instruments.

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

For loan commitments (including overdrafts and credit cards unused limit) and financial guarantee contracts, ECL are recognized in “Provisions”.
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

F-26

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
To determine a loss allowance in the calculation of ECL, the impact of the main macroeconomic variables should be analyzed to adjust historical information to the current conditions and short-term prospects. To such end, different and probable macroeconomic scenarios should be weighed upon using relevant variables in assessing credit risk (such as GDP growth and real wages).
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
Financial instruments are settled in part or in full after the first month in which the Bank has no reasonable expectations of recovering the financial instrument or a part thereof. Should the amount to be settled be higher than the loss allowance for accumulated losses, the difference is considered an addition to the loss allowance that is then applied against the gross carrying amount. Any subsequent recovery is disclosed in the statement of income for the year of recovery in “Other operating income”.

F-27

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
During the normal course of business, the Bank does not include in its portfolio the properties and other attached assets but rather uses external agents to recover the funds, generally through auctions, to settle the outstanding payable. Any surplus fund is reimbursed to the customer/debtor. Hence, residential properties under attachment proceedings are not recognized in the balance sheet.

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

F-2
8

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

9

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
30

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

F-
31

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

F-3
2

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
The Bank recognized its streams of income and expenses as is explained below, in accordance with IFRS 9 and 15. The majority of Bank’s income and expenses are related to financial instruments, in general recorded using the effective interest method. The remaining income and expenses are recorded depending on the period in which the performance obligation is satisfied. Notes 30 to 33 disclose the streams and amounts for the years ended December 31, 2025, 2024 and 2023.

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
Commission charges and direct incremental costs related to the granting of financing facilities were deferred and recognized adjusting the EIR thereof.

F-3
3

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
These items are recognized based on their accrual according to the recognition criteria established in the Conceptual Framework, e.g. revenues should be accrued.

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

•
Current income tax: the consolidated current income tax expense is the sum of the income tax expenses of the different entities that compose the Group (see Note
1
), which were assessed, in each case, by applying the tax rate to taxable income, in accordance with Income Tax Law, or equivalent rule or provision, of the countries in which any subsidiary operates.

F-3
4

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

F-3
5

BANCO MACRO SA AND ITS SUBSIDIARIES

Standards amendments adopted in the fiscal year
For the fiscal year beginning on January 1, 2025, the following amendments to IFRS Accounting Standards as issued by the IASB are effective:
Amendments to IAS 21—Lack of exchangeability
In August 2023, the IASB issued amendments to IAS 21 related to “Lack of exchangeability”. The amendment to IAS 21 specifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. A currency is considered to be exchangeable into another currency when an entity is able to obtain the other currency within a time frame that allows for a normal administrative delay and through a market or exchange mechanism in which an exchange transaction would create enforceable rights and obligations. If a currency is not exchangeable into another currency, an entity is required to estimate the spot exchange rate at the measurement date. An entity’s objective in estimating the spot exchange rate is to reflect the rate at which an orderly exchange transaction would take place at the measurement date between market participants under prevailing economic conditions. The amendments state that an entity may use an unadjusted observable exchange rate or other estimation technique.
When an entity estimates a spot exchange rate because a currency is not exchangeable into another currency, it will disclose information that enables users of the financial statements to understand how the currency not being exchangeable into another currency affects, or is expected to affect, the entity’s performance, financial position and cash flows. This amendment did not have a material impact on the consolidated Financial Statements.
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
Improvements to IFRS Accounting Standards
In July 2024, the IASB issued Annual Improvements to IFRS Accounting Standards—Volume 11. The following is a summary of the amendments made:

•	IFRS 1 First-time adoption of International Financial Reporting Standards – Hedge accounting by a first-time adopter.

•
IFRS 7 Financial Instruments: Disclosures of gain or loss on derecognition, of deferred difference between fair value and transaction price, and credit risk disclosures; amendments are also made to paragraph IG1 of the Guidance on implementing.

F-3
6

BANCO MACRO SA AND ITS SUBSIDIARIES

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
Translation to a hyperinflationary presentation currency
In November 2025, the IASB issued amendments to Translation to a Hyperinflationary Presentation Currency – Amendments to IAS 21:

•	The amendments require translation from a non-hyperinflationary functional currency into a hyperinflationary presentation currency at the closing rate.

•
If an entity’s functional currency is the currency of a
non-hyperinflationary
economy, but its presentation currency is the currency of a hyperinflationary economy, its income (loss) and financial position are translated into the presentation currency by translating all amounts (i.e., assets, liabilities, equity items, income and expenses) and all comparative data at the closing rate as of the date of the most recent statement of financial position.

•	The amendments also introduce certain additional disclosure requirements.
These amendments are effective as of January 1, 2027. The Bank is evaluating the effects that these amendments would cause on the consolidated Financial Statements.

4.	CONTINGENT TRANSACTIONS
In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, surety bonds, endorsements, letters of credit and documentary credits. The Bank is also exposed to overdrafts and unused agreed credits on credit cards of the Bank. Since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in the Statement of financial position and, therefore, they are an integral part of the total risk of the Bank.
As of December 31, 2025 and 2024, the Bank maintains the following maximum exposures to credit risk related to this type of transactions:

Composition	12/31/2025	12/31/2024
Undrawn commitments of credit cards and checking accounts	5,756,786,369	5,271,070,925
Guarantees granted	186,887,452	267,012,058
Unused agreed commitments	72,127,574	59,998,227

Subtotal	6,015,801,395	5,598,081,210

Less: Allowance for Expected Credit Losses (ECL)	(25,172,929)	(10,401,480)

Total	5,990,628,466	5,587,679,730

Disclosures related to the allowance for ECL are detailed in item 9.5 of Note 9 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss”.
Risks related to the abovementioned contingent transactions have been assessed and are controlled within the framework of the Bank’s credit risk policy, as described in Note 52.

F-3
7

BANCO MACRO SA AND ITS SUBSIDIARIES

5.	DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
The following table shows the Bank’s holdings of debt securities at fair value through profit or loss as of December 31, 2025 and 2024:

Name	Holdings
	12/31/2025		12/31/2024
	Fair value level	Book amounts	Book amounts
- Local
Government securities
Argentine Treasury Bonds in pesos at dual rate - Maturity 09-15-2026	1	175,222,819
Argentine Treasury Bonds in pesos at dual rate - Maturity 06-30-2026	1	145,650,166
Argentine Treasury Bonds in pesos at dual rate - Maturity 12-15-2026	1	125,991,253
Argentine Treasury Bonds in pesos at dual rate - Maturity 03-16-2026	1	122,427,407
Argentine Treasury Bills in pesos TAMAR - Maturity 08-31-2026	1	39,074,708
Argentine Treasury Bonds capitalizable in pesos - Maturity 02-13-2026	1	37,398,950	11,919,109
Argentine Treasury Bills in pesos TAMAR - Maturity 04-30-2026	1	27,196,354
Argentine Treasury Bonds at a discount in pesos adjusted by CER - Maturity 12-15-2026	1	24,787,126	23,818,446
Argentine Treasury Bonds at a discount in pesos adjusted by CER - Maturity 12-15-2027	1	24,546,500	29,398,589
Argentine Treasury Bonds at a discount in pesos adjusted by CER - Maturity 03-31-2026	1	22,213,684	9,113,557
Other		160,271,319	954,049,222

Subtotal local government securities (1)		904,780,286	1,028,298,923

Private securities
Corporate Bonds YPF SA C043 - Maturity 02-16-2032	1	7,705,387	3,037,118
Corporate Bonds PSA Finance Argentina C034 - Maturity 12-19-2027	2	6,312,268
Corporate Bonds John Deere Credit Cía. Financiera SA C013 - Maturity 01-04-2026	1	5,573,667	2,578,336
Corporate Bonds Tecpetrol SA C012 - Maturity 11-03-2030	1	4,824,917
Corporate Bonds Vista Energy Argentina SAU C29 - Maturity 06-10-2033	1	4,341,029
Corporate Bonds Transportadora de Gas del Sur SA C003 - Maturity 07-24-2031	1	3,706,794	153,012
Corporate Bonds YPF SA C030 - Maturity 07-01-2026	1	3,526,047	2,431,020
Corporate Bonds Cresud S24 C38 - Maturity 03-03-2026	1	3,434,367	351,200
Corporate Bonds Vista Oil y Gas Argentina SAU C29 Additional - Maturity 06-10-2033	1	2,984,714
Corporate Bonds Genneia SA C049 - Maturity 12-02-2033	1	2,924,954
Other		40,962,075	70,641,381

Subtotal local private securities		86,296,219	79,192,067

- Foreign
Government securities
US Treasury Bills - Maturity 03-20-2025			1,456,389

Subtotal foreign government securities			1,456,389

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		991,076,505	1,108,947,379

(1)
In August 2024, the Bank entered into voluntary debt exchange under the terms of section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The security involved in such exchange transaction was as follows:

•	Argentine Treasury Bonds in pesos adjusted by CER 4.25% – Maturity 02-14-2025 (T2X5) for a face value of 2,000,000,000.
Additionally, in January 2025, under the terms of section 2, Presidential Decree No. 846/2024 issued by the Ministry of Economy, the Bank entered into voluntary debt exchange. The security involved in such exchange transaction was as follows:

•	Argentine Treasury Bonds in pesos zero coupon adjusted by CER – Maturity 06-30-2025 (TZX25) for a face value of 201,356,504,100.

F-3
8

BANCO MACRO SA AND ITS SUBSIDIARIES

6.	DERIVATIVE FINANCIAL INSTRUMENTS
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

Derivative financial Assets	Underlying notional value	12/31/2025		12/31/2024
		Notional value (in thousands)	Fair value	Notional value (in thousands)	Fair value
Transactions of foreign currency contract without delivery of underlying asset	US dollars	235,774	7,946,097	82,701	3,289,994
Purchased put options (1)	Argentine pesos			2,304,282,735	22,077,567

Total derivatives held for trading		235,774	7,946,097	2,304,365,436	25,367,561

(1)
Corresponds to the premium pending of accrual related to the options acquired by the Bank that give it the option to sell the underlying asset (government security) at a value determined by the applicable regulations of the BCRA. In this operation, the options can be exercised up to one day before the expiration of the underlying asset. Considering the terms and conditions of these put options established by the BCRA, they are considered “out of the money” with a fair value equal to zero. On June 11, 2025, all options were rescinded as part of the rescission offer published through BCRA Communiqué “B” 12997.

Derivative financial Liabilities	Underlying notional value	12/31/2025		12/31/2024
		Notional value (in thousands)	Fair value	Notional value (in thousands)	Fair value
Transactions of foreign currency contract without delivery of underlying asset	US dollars	24,468	498,729	70,650	1,681,280
Written call options	Argentine pesos			275,020	57,272

Total derivatives held for trading		24,468	498,729	345,670	1,738,552

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
As of December 31, 2025 and 2024, the Bank has repurchase agreements of government and private securities, in absolute value, for 181,151,259 and 24,937,296, respectively. Maturity of the repurchase agreements as of December 2025 will occur during the month of January 2026. Furthermore, the securities received guarantee repurchase agreements as of December 31, 2025, amount to 5,906,250, and are recognized as an off balance sheet transaction, while the securities delivered that guarantee repurchase agreements as of December 31, 2024 amount to 30,291,314, and are recorded as “Financial assets delivered in guarantee” of the consolidated Financial Statements.
Profit generated by the Bank as a result of its reverse repurchase agreements arranged during the fiscal years ended on December 31, 2025, 2024 and 2023, amount to 12,781,269, 391,599,824 and 564,103,125, respectively, and were accounted for in “Interest income” in the Statement of income. In addition, losses generated by the Bank as a result of its repurchase agreements arranged during the fiscal years ended on December 31, 2025, 2024 and 2023, amount to 8,091,163, 10,876,608 and 39,743,187, respectively, and are recognized as “Interest expense” in the Statement of income.

8.	OTHER FINANCIAL ASSETS
The composition of the other financial assets as of December 31, 2025 and 2024 is as follows:

Composition	12/31/2025	12/31/2024
Debtors from operations	515,725,919	75,482,617
Sundry debtors	159,043,513	205,940,908
Private securities	27,720,635	60,727,886
Receivables from spot sales of foreign currency pending settlement	6,353,587	205,709
Receivables from spot sales of government securities pending settlement	762,806	376,115,276
Other	8,276,125	2,971,476

Subtotal	717,882,585	721,443,872

Less: Allowances for ECL	(1,374,705)	(368,228)

Total	716,507,880	721,075,644

Disclosures related to allowance for ECL are detailed in item 9.4 of Note 9 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss”.

F-
40

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

9.1	Loans and other financing measured at amortized cost
According to the nature of the information to be disclosed and the loan characteristics, the Bank groups them as follows:

Composition	12/31/2025	12/31/2024
Loans and other financing	11,215,847,429	7,794,284,348
Individual assessment	3,224,511,676	2,007,184,458
Collective assessment	7,991,335,753	5,787,099,890

Less: Allowance for ECL	(507,532,406)	(162,271,441)

Total	10,708,315,023	7,632,012,907

The following table shows the credit quality and the carrying amount of credit risk, based on the probability of default (PD) range and the year-end
stage classification. The amounts are presented gross of the impairment allowances.

Rating grade	PD Range			12/31/2025
				Stage 1	Stage 2	Stage 3	Total	%
Performing				10,061,340,428	375,981,876		10,437,322,304	93.06
High grade	0.00%	-	3.50%	8,720,866,492	52,614,450		8,773,480,942	78.22
Standard grade	3.51%	-	7.00%	667,507,440	93,680,245		761,187,685	6.79
Sub-standard grade	7.01%	-	33.00%	672,966,496	229,687,181		902,653,677	8.05
Past due but not impaired (1)	33.01%	-	99.99%	116,846,732	333,579,338		450,426,070	4.01
Impaired		100%				328,099,055	328,099,055	2.93

Total				10,178,187,160	709,561,214	328,099,055	11,215,847,429	100

%				90.75	6.32	2.93	100

F-
41

BANCO MACRO SA AND ITS SUBSIDIARIES

Rating grade	PD Range			12/31/2024
				Stage 1	Stage 2	Stage 3	Total	%
Performing				7,406,068,411	141,193,748		7,547,262,159	96.83
High grade	0.00%	-	3.50%	6,649,032,271	35,621,437		6,684,653,708	85.76
Standard grade	3.51%	-	7.00%	439,695,502	32,530,187		472,225,689	6.06
Sub-standard grade	7.01%	-	33.00%	317,340,638	73,042,124		390,382,762	5.01
Past due but not impaired (1)	33.01%	-	99.99%	75,074,413	84,303,139		159,377,552	2.05
Impaired		100%				87,644,637	87,644,637	1.12

Total				7,481,142,824	225,496,887	87,644,637	7,794,284,348	100

%				95.98	2.90	1.12	100

(1)	It includes transactions under collective assessment which are more than 5 days past due independently of the PD range assigned.

9.1.1	Loans on an individual assessment
The table below shows the credit quality and the debt balance to credit risk of corporate loans by grade of credit risk classification, based on the PD range and classification by stages as of the date of the reporting period. The evaluation and measurement approach is explained in Note 52 section “Credit risk”.

Rating grade	PD Range			12/31/2025
				Stage 1	Stage 2	Stage 3	Total	%
Performing				3,184,636,890	14,715,447		3,199,352,337	99.22
High grade	0.00%	-	3.50%	3,131,090,067			3,131,090,067	97.10
Standard grade	3.51%	-	7.00%	35,211,197	14,715,447		49,926,644	1.55
Sub-standard grade	7.01%	-	33.00%	18,335,626			18,335,626	0.57
Past due but not impaired	33.01%	-	99.99%
Impaired		100%				25,159,339	25,159,339	0.78

Total				3,184,636,890	14,715,447	25,159,339	3,224,511,676	100

%				98.76	0.46	0.78	100

Rating grade	PD Range			12/31/2024
				Stage 1	Stage 2	Stage 3	Total	%
Performing				1,964,390,336	19,929,312		1,984,319,648	98.86
High grade	0.00%	-	3.50%	1,944,612,686	15,914,860		1,960,527,546	97.68
Standard grade	3.51%	-	7.00%	5,855,355	4,014,452		9,869,807	0.49
Sub-standard grade	7.01%	-	33.00%	13,922,295			13,922,295	0.69
Past due but not impaired	33.01%	-	99.99%
Impaired		100%				22,864,810	22,864,810	1.14

Total				1,964,390,336	19,929,312	22,864,810	2,007,184,458	100

%				97.87	0.99	1.14	100

F-4
2

BANCO MACRO SA AND ITS SUBSIDIARIES

An analysis of changes in the gross carrying amount and the corresponding ECL allowances in relation to lending on an individual assessment is as follows:

	Stage			Total
	1	2	3
Gross carrying amount as of January 1, 2025	1,964,390,336	19,929,312	22,864,810	2,007,184,458
Assets originated or purchased	6,226,766,093	26,941,797		6,253,707,890
Assets derecognized or repaid	(4,990,798,697)	(6,383,140)	(7,166,603)	(5,004,348,440)
Variations (1)	784,599,850	876,707	5,177,598	790,654,155
Transfers to Stage 1	18,936,615	(18,936,615)
Transfers to Stage 2	(3,610,809)	3,610,809
Transfers to Stage 3	(2,272,301)	(7,723,519)	9,995,820
Amounts Written Off			(49,342)	(49,342)
Monetary effect	(813,374,197)	(3,599,904)	(5,662,944)	(822,637,045)

As of December 31, 2025	3,184,636,890	14,715,447	25,159,339	3,224,511,676

	Stage			Total
	1	2	3
Gross carrying amount as of January 1, 2024	1,165,618,476	71,092,922	20,238,414	1,256,949,812
Assets originated or purchased	1,892,570,161	383,584		1,892,953,745
Assets derecognized or repaid	(489,864,021)	(7,284,448)	(2,650,810)	(499,799,279)
Variations (1)	120,100,801	101,000	1,714,238	121,916,039
Transfers to Stage 1	3,372	(3,372)
Transfers to Stage 2	(55)	55
Transfers to Stage 3	(9,397,173)	(6,039,302)	15,436,475
Amounts Written Off			(402,498)	(402,498)
Monetary effect	(714,641,225)	(38,321,127)	(11,471,009)	(764,433,361)

As of December 31, 2024	1,964,390,336	19,929,312	22,864,810	2,007,184,458

(1)	It includes increases / decreases of the gross carrying amount related to loans and other financing arrangements that remained outstanding from the beginning to the end of the fiscal year.

	Stage			Total
	1	2	3
ECL amount as of January 1, 2025	5,106,740	748,744	13,218,188	19,073,672
Assets originated or purchased	12,665,881	11,172,330		23,838,211
Assets derecognized or repaid	(10,757,787)	(995,950)	(5,345,936)	(17,099,673)
Variations (1)	(994,398)	(142,078)	5,304,520	4,168,044
Transfers to Stage 1	698,012	(698,012)
Transfers to Stage 2	(6,779)	6,779
Transfers to Stage 3	(1,088)	(3,057,357)	3,058,445
Amounts Written Off			(49,342)	(49,342)
Monetary effect	(1,859,301)	(929,142)	(3,312,129)	(6,100,572)

As of December 31, 2025	4,851,280	6,105,314	12,873,746	23,830,340

F-4
3

BANCO MACRO SA AND ITS SUBSIDIARIES

	Stage			Total
	1	2	3
ECL amount as of January 1, 2024	13,343,076	38,914,921	15,912,271	68,170,268
Assets originated or purchased	12,024,149	210,570		12,234,719
Assets derecognized or repaid	(5,502,408)	(11,140,384)	(2,764,108)	(19,406,900)
Variations (1)	(235,595)	(5,543,474)	1,277,024	(4,502,045)
Transfers to Stage 1	395	(395)
Transfers to Stage 2	(912)	912
Transfers to Stage 3	(6,932,851)	(1,072,026)	8,004,877
Amounts Written Off			(402,554)	(402,554)
Monetary effect	(7,589,114)	(20,621,380)	(8,809,322)	(37,019,816)

As of December 31, 2024	5,106,740	748,744	13,218,188	19,073,672

(1)	It includes increases / decreases of the ECL related to loans and other financing arrangements that remained outstanding from the beginning to the end of the fiscal year.

9.1.2	Loans on a collective assessment
The table below shows the credit quality and the debt balance to credit risk of loans portfolio under collective assessment, by grade of credit risk classification, based on the PD range and classification by stages as of the date of the reporting period. The evaluation and measurement approach is explained in Note 52 section “Credit risk”.

Rating grade	PD Range			12/31/2025
				Stage 1	Stage 2	Stage 3	Total	%
Performing				6,876,703,538	361,266,429		7,237,969,967	90.57
High grade	0.00%	-	3.50%	5,589,776,425	52,614,450		5,642,390,875	70.60
Standard grade	3.51%	-	7.00%	632,296,243	78,964,798		711,261,041	8.90
Sub-standard grade	7.01%	-	33.00%	654,630,870	229,687,181		884,318,051	11.07
Past due but not impaired (1)	33.01%	-	99.99%	116,846,732	333,579,338		450,426,070	5.64
Impaired		100%				302,939,716	302,939,716	3.79

Total				6,993,550,270	694,845,767	302,939,716	7,991,335,753	100

%				87.52	8.69	3.79	100

Rating grade	PD Range			12/31/2024
				Stage 1	Stage 2	Stage 3	Total	%
Performing				5,441,678,075	121,264,436		5,562,942,511	96.13
High grade	0.00%	-	3.50%	4,704,419,585	19,706,577		4,724,126,162	81.63
Standard grade	3.51%	-	7.00%	433,840,147	28,515,735		462,355,882	7.99
Sub-standard grade	7.01%	-	33.00%	303,418,343	73,042,124		376,460,467	6.51
Past due but not impaired (1)	33.01%	-	99.99%	75,074,413	84,303,139		159,377,552	2.75
Impaired		100%				64,779,827	64,779,827	1.12

Total				5,516,752,488	205,567,575	64,779,827	5,787,099,890	100

%				95.33	3.55	1.12	100

(1)	It includes transactions which are more than 5 days past due independently of the PD range assigned.

F-4
4

BANCO MACRO SA AND ITS SUBSIDIARIES

An analysis of changes in the gross carrying amount and the corresponding ECL allowances in relation to lending on a collective assessment is as follows:

	Stage			Total
	1	2	3
Gross carrying amount as of January 1, 2025	5,516,752,488	205,567,575	64,779,827	5,787,099,890
Assets originated or purchased	7,290,938,057	494,540,768		7,785,478,825
Assets derecognized or repaid	(3,138,760,328)	(200,520,253)	(57,913,785)	(3,397,194,366
Variations (1)	(179,750,603)	(22,058,517)	45,723,709	(156,085,411)
Transfers to Stage 1	502,806,496	(489,970,057)	(12,836,439)
Transfers to Stage 2	(1,154,343,361)	1,170,963,455	(16,620,094)
Transfers to Stage 3	(86,135,908)	(345,291,081)	431,426,989
Amounts Written Off	(641,483)	(1,651,917)	(108,228,080)	(110,521,480)
Monetary effect	(1,757,315,088)	(116,734,206)	(43,392,411)	(1,917,441,705)

As of December 31, 2025	6,993,550,270	694,845,767	302,939,716	7,991,335,753

	Stage			Total
	1	2	3
Gross carrying amount as of January 1, 2024	3,928,285,665	184,208,446	37,035,716	4,149,529,827
Assets originated or purchased	3,529,685,370	149,014,019		3,678,699,389
Assets derecognized or repaid	(853,731,345)	(37,727,348)	(6,702,622)	(898,161,315)
Variations (1)	1,249,294,746	26,473,912	6,968,334	1,282,736,992
Transfers to Stage 1	34,593,197	(34,304,689)	(288,508)
Transfers to Stage 2	(31,065,832)	31,294,391	(228,559)
Transfers to Stage 3	(54,783,064)	(3,095,900)	57,878,964
Amounts Written Off	(2,583,937)	(2,301,805)	(7,708,789)	(12,594,531)
Monetary effect	(2,282,942,312)	(107,993,451)	(22,174,709)	(2,413,110,472)

As of December 31, 2024	5,516,752,488	205,567,575	64,779,827	5,787,099,890

(1)	It includes increases / decreases of the gross carrying amount related to loans and other financing arrangements that remained outstanding from the beginning to the end of the fiscal year.

	Stage			Total
	1	2	3
ECL amount as of January 1, 2025	64,700,227	27,852,535	50,645,007	143,197,769
Assets originated or purchased	107,748,310	137,492,722		245,241,032
Assets derecognized or repaid	(27,563,996)	(31,294,409)	(41,910,410)	(100,768,815)
Variations (1)	(8,585,853)	168,252,020	224,670,996	384,337,163
Transfers to Stage 1	68,378,581	(59,228,405)	(9,150,176)
Transfers to Stage 2	(41,358,528)	53,234,898	(11,876,370)
Transfers to Stage 3	(14,101,510)	(148,032,884)	162,134,394
Amounts Written Off	(641,483)	(1,651,917)	(108,228,080)	(110,521,480)
Monetary effect	(25,131,657)	(19,078,739)	(33,573,207)	(77,783,603)

As of December 31, 2025	123,444,091	127,545,821	232,712,154	483,702,066

F-4
5

BANCO MACRO SA AND ITS SUBSIDIARIES

	Stage			Total
	1	2	3
ECL amount as of January 1, 2024	43,821,894	13,163,611	28,529,454	85,514,959
Assets originated or purchased	81,575,554	17,103,748		98,679,302
Assets derecognized or repaid	(7,117,298)	(2,360,881)	(4,956,902)	(14,435,081)
Variations (1)	6,794,582	10,323,740	13,922,498	31,040,820
Transfers to Stage 1	2,569,942	(2,350,843)	(219,099)
Transfers to Stage 2	(991,768)	1,150,052	(158,284)
Transfers to Stage 3	(36,370,584)	(399,715)	36,770,299
Amounts Written Off	(302,036)	(464,867)	(6,122,228)	(6,889,131)
Monetary effect	(25,280,059)	(8,312,310)	(17,120,731)	(50,713,100)

As of December 31, 2024	64,700,227	27,852,535	50,645,007	143,197,769

(1)	It includes increases / decreases of the ECL related to loans and other financing arrangements that remained outstanding from the beginning to the end of the fiscal year.
Over the course of 2024, the Bank generated profit from loan portfolio sales for 1,293,223.
The contractual amount outstanding on loans and other financing that have been written off by the Bank as of December 31, 2025 and 2024 that were still subject to enforcement activity was
122,858,052
and
42,379,838
, respectively.

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
The table below shows the exposures gross of impairment allowances by stage:

Composition	12/31/2025
	Stage 1	Stage 2	Stage 3	Total	%
Local government securities	4,295,809,134			4,295,809,134	99.93
Corporate Bonds	2,178,664			2,178,664	0.05
Financial Trusts	645,176			645,176	0.02

Total	4,298,632,974			4,298,632,974	100

%	100			100

Composition	12/31/2024
	Stage 1	Stage 2	Stage 3	Total	%
Local government securities	3,525,678,815			3,525,678,815	99.71
Corporate Bonds	8,330,453			8,330,453	0.24
Financial Trusts	1,724,091			1,724,091	0.05

Total	3,535,733,359			3,535,733,359	100

%	100			100

F-4
6

BANCO MACRO SA AND ITS SUBSIDIARIES

The related ECL for local government securities as of December 31, 2025 and 2024 amounted to 966,557 and 793,277, respectively. The related ECL for Corporate Bonds as of December 31, 2025 and 2024 amounted to 4,734 and 5,417, respectively. The ECL related to Financial Trusts as of December 31, 2025 and 2024 amounted to 124 and 2,235, respectively. During 2025 and 2024, there were no transfers between stages. A detail of these investments is disclosed in Note 10.

9.3	Other debt securities at fair value through OCI
This group includes local and foreign government securities measured at fair value through OCI. For these assets, an individual assessment of the related parameters was performed. For PD and LGD parameters, they were calculated using Basel regulatory parameters.
The table below shows the exposures gross of impairment allowances by stage:

Composition	12/31/2025
	Stage 1	Stage 2	Stage 3	Total	%
Local government securities	48,808			48,808	0.04
Foreign government securities	118,117,576			118,117,576	99.96

Total	118,166,384			118,166,384	100

%	100			100

Composition	12/31/2024
	Stage 1	Stage 2	Stage 3	Total	%
Local government securities	489,599,962			489,599,962	84.84
Foreign government securities	87,509,366			87,509,366	15.16

Total	577,109,328			577,109,328	100

%	100			100

The related ECL for local government securities as of December 31, 2025 and 2024 amounted to 11 and 110,160, respectively. During 2025 and 2024, there were no transfers between stages. A detail of these investments is disclosed in Note 10.

9.4	Other financial assets
The table below shows the exposures gross of impairment allowances by stage:

Composition	12/31/2025
	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	688,788,278		1,373,672	690,161,950	100

Total	688,788,278		1,373,672	690,161,950	100

%	99.80		0.20	100

Composition	12/31/2024
	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	660,715,986			660,715,986	100

Total	660,715,986			660,715,986	100

%	100			100

The ECL related to these types of instruments amounted to 1,374,705 and 368,228 as of December 31, 2025 and 2024, respectively.

F-4
7

BANCO MACRO SA AND ITS SUBSIDIARIES

9.5	Loans commitment
The table below shows the exposures gross of impairment allowances by stage:

Composition	12/31/2025
	Stage 1	Stage 2	Stage 3	Total	%
Undrawn commitments of credit cards and checking accounts	5,686,277,616	70,393,362	115,391	5,756,786,369	95.69
Guarantees granted	186,887,452			186,887,452	3.11
Unused agreed commitments	71,925,318	202,256		72,127,574	1.20

Total	5,945,090,386	70,595,618	115,391	6,015,801,395	100

%	98.83	1.17		100

Composition	12/31/2024
	Stage 1	Stage 2	Stage 3	Total	%
Undrawn commitments of credit cards and checking accounts	5,241,626,497	29,361,835	82,593	5,271,070,925	94.16
Guarantees granted	266,584,511	427,547		267,012,058	4.77
Unused agreed commitments	59,930,804	67,423		59,998,227	1.07

Total	5,568,141,812	29,856,805	82,593	5,598,081,210	100

%	99.47	0.53		100

The related ECL for undrawn commitments of credit cards and checking accounts as of December 31, 2025 and 2024 amounted to 23,681,307 and 9,772,100, respectively. The ECL related to guarantees granted as of December 31, 2025 and 2024 amounted to 1,451,652 and 585,188, respectively. The ECL related to unused agreed commitments as of December 31, 2025 and 2024 amounted to 39,970 and 44,192, respectively.
For undrawn commitments of credit cards and checking accounts, during 2025 there were transfers of the carrying amounts to Stage 1, Stage 2 and Stage 3 for an amount of
(42,708,659
),
42,573,328
and
135,331
, respectively, and there were transfers of the ECL to Stage 1, Stage 2 and Stage 3 for an amount of
305,869
,
(306,461
) and

, respectively. For undrawn commitments of credit cards and checking accounts, during 2024 there were transfers of the carrying amounts to Stage 1, Stage 2 and Stage 3 for an amount of (4,510,607), 4,484,075 and 26,532, respectively, and there were transfers of the ECL to Stage 1, Stage 2 and Stage 3 for an amount of 190,494, (190,609) and
115
, respectively. For the other items, there were no transfers between stages during 2025 and 2024.

F-4
8

BANCO MACRO SA AND ITS SUBSIDIARIES

10.	OTHER DEBT SECURITIES
The following table shows the Bank’s holdings of other debt securities, net of the impairment allowances, as of December 31, 2025 and 2024:

Name	Holdings
	12/31/2025		12/31/2024
	Fair value level	Book amounts	Book amounts
Measured at fair value through other comprehensive income
- Local
Government securities
Argentine Bonds US dollar Step-up – Maturity 07-09-2030	1	48,808	12,473,579
Argentine Treasury Bonds in pesos adjusted by CER 4.25% – Maturity 02-14-2025			477,126,383

Subtotal local government securities (1)		48,808	489,599,962

- Foreign
Government securities
US Treasury Bills - Maturity 01-06-2026	1	65,648,357
US Treasury Bills - Maturity 01-13-2026	1	30,614,694
US Treasury Bills - Maturity 01-15-2026	1	14,575,405
US Treasury Bills - Maturity 01-27-2026	1	7,279,120
US Treasury Bills - Maturity 01-16-2025			36,611,753
US Treasury Bills - Maturity 01-02-2025			27,161,793
US Treasury Bills - Maturity 01-14-2025			23,735,820

Subtotal foreign government securities		118,117,576	87,509,366

Total other debt securities measured at fair value though other comprehensive income		118,166,384	577,109,328

Measured at amortized cost
- Local
Government securities
Argentine Treasury Bonds at a discount in Pesos adjusted by CER – Maturity 06-30-2027	1	3,242,092,349	3,203,070,801
Argentine Treasury Bills in pesos TAMAR - Maturity 01-16-2026	1	437,664,436
Argentine Treasury Bills in pesos TAMAR - Maturity 08-31-2026	1	290,547,385
Argentine Treasury Bills in pesos TAMAR - Maturity 04-30-2026	1	257,995,575
Argentine Treasury Bonds in pesos - Maturity 05-23-2027	2	21,324,381	46,583,596
Province of Buenos Aires Debt Securities variable rate – Maturity 12-05-2027	1	11,014,718	14,011,461
Province of Córdoba Debt Securities in pesos C04 – Maturity 12-05-2027	1	9,447,631	9,454,335
Discount Bonds in pesos 5.83% - Maturity 12-31-2033	1	6,929,276	7,793,688
Argentine Treasury Bonds in pesos BADLAR x0.7 – Maturity 11-23-2027	2	6,160,003	10,786,455
Municipality of Córdoba Government Securities S51 – Maturity 02-13-2027	2	5,101,631
Other		6,565,192	233,185,202

Subtotal local government securities (2)		4,294,842,577	3,524,885,538

(1)
In February 2025, under the terms of section 2, Presidential Decree No. 846/2024 issued by the Ministry of Economy, the Bank entered into voluntary debt exchange. The security involved in such exchange transaction was as follows:

•	Argentine Treasury Bonds in pesos adjusted by CER 4.25% - Maturity 02-14-2025 (T2X5) for a face value of 28,282,779,133.

(2)	The holding at amortized cost includes Argentine Treasury Bonds in pesos adjusted by CER – Maturity 06-30-2027 acquired in the first quarter of 2024 through primary subscription.

9

BANCO MACRO SA AND ITS SUBSIDIARIES

Name (contd.)	Holdings
	12/31/2025		12/31/2024
	Fair value level	Book amounts	Book amounts
Private securities
Corporate Bonds Newsan SA C022 – Maturity 05-15-2026	1	2,173,930
Fiduciary Debt Securities Megabono Financial Trust S316 CL.A – Maturity 03-01-2027	2	390,781
Fiduciary Debt Securities Secubono Financial Trust S243 CL.A - Maturity 04-28-2026	2	238,642
Fiduciary Debt Securities Secubono Financial Trust S242 CL.A - Maturity 03-30-2026	2	15,629
Corporate Bonds Vista Energy Argentina SAU C20 – Maturity 07-20-2025			4,329,850
Corporate Bonds Vista Oil y Gas Argentina SAU C15 – Maturity 01-20-2025			3,693,466
Fiduciary Debt Securities Red Surcos Financial Trust S033 CL.A – Maturity 07-05-2025			1,035,683
Fiduciary Debt Securities Secubono Financial Trust S237 CL.A – Maturity 07-28-2025			663,371
Corporate Bonds SME Liliana SRL Guaranteed S01 – Maturity 04-18-2025			301,720
Fiduciary Debt Securities Payway Collection Acel Financial Trust S01 CL.B – Maturity 04-15-2025			22,802

Subtotal local private securities		2,818,982	10,046,892

Total other debt securities measured at amortized cost		4,297,661,559	3,534,932,430

TOTAL OTHER DEBT SECURITIES		4,415,827,943	4,112,041,758

As of December 31, 2025 the unrealized gains and losses from government securities amounted to 11,165 and 1,478, respectively. In addition, as of December 31, 2024, the unrealized gains and loss
es from government securities amounted to 691,202 and 8,153,007, respectively.

11.	FINANCIAL ASSETS DELIVERED AS GUARANTEE
The composition of financial assets delivered as guarantee as of December 31, 2025 and 2024 is as follows:

Composition	Carrying amount
	12/31/2025	12/31/2024
For transactions with the BCRA	186,551,425	182,321,276
For guarantee deposits	160,648,568	112,438,660
For repurchase agreements		30,291,314

Total	347,199,993	325,051,250

The Bank’s Management considers there shall be no losses due to the restrictions on the above listed financial assets.

F-
50

BANCO MACRO SA AND ITS SUBSIDIARIES

12.	EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS
The following table shows the Bank’s holdings of equity instruments at fair value through profit or loss as of December 31, 2025 and 2024:

Name	Holdings
	12/31/2025		12/31/2024
	Fair value level	Book amounts	Book amounts
Measured at fair value through profit or loss
- Local
A3 Mercados SA (former Mercado Abierto Electrónico SA)	1	25,827,906	2,438,335
C.O.E.L.S.A.	3	3,083,093	1,253,452
Sedesa	3	317,923	179,546
AC Inversora SA	3	207,724	176,759
Rofex Inversora SA	3	239,127	199,123
Pampa Energía SA	1	8,621	8,980
Bolsas y Mercados Argentinos	1	5,815
Tienda Campo Simple SA	3	5,382	11,330
Argencontrol SA	3	4,388	5,772
San Juan Tennis Club SA	3	437	575
Other		10	6,796,572

Subtotal local		29,700,426	11,070,444

- Foreign
Banco Latinoamericano de Comercio Exterior SA	1	475,385	352,852
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales	3	59,780	49,085

Subtotal foreign		535,165	401,937

Total measured at fair value through profit or loss		30,235,591	11,472,381

TOTAL EQUITY INSTRUMENTS		30,235,591	11,472,381

13.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES
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

F-
5
1

BANCO MACRO SA AND ITS SUBSIDIARIES

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

The following tables show the hierarchy in the Bank’s financial asset and liability at fair value measurement, as of December 31, 2025 and 2024:
Categories of financial assets and liabilities as of December
 31, 2025

Item	Amortized cost	Fair value through OCI	Fair value through P/L	Fair value hierarchy
			Obligatory measurement	Level 1	Level 2	Level 3
Financial assets
Cash and deposits in banks
Cash	543,467,076
Financial institutions	3,800,894,536
Other	98,565
Debt securities at fair value through profit or loss			991,076,505	966,615,963	19,018,687	5,441,855
Derivative financial instruments			7,946,097	2,820,142	5,125,955
Repo transactions
BCRA	181,151,259
Other financial assets	688,787,245		27,720,635	27,219,393		501,242
Loans and other financing
To the non-financial public sector	228,426,524
Other financial entities	117,642,574
To the non-financial private sector and foreign residents
Overdrafts	1,553,275,809
Documents	1,775,409,879
Mortgage loans	923,661,354
Pledge loans	292,686,216
Personal loans	2,344,610,608
Credit cards	1,839,222,308
Financial leases	13,319,286
Other (1)	1,620,060,465
Other debt securities	4,297,661,559	118,166,384		118,166,384
Financial assets delivered as guarantee	347,199,993
Equity instruments at fair value through profit or loss			30,235,591	26,317,727		3,917,864

TOTAL FINANCIAL ASSETS	20,567,575,256	118,166,384	1,056,978,828	1,141,139,609	24,144,642	9,860,961

(1)	Includes the total allowances to the non-financial private sector and foreign residents.

F-5
2

BANCO MACRO SA AND ITS SUBSIDIARIES

Item	Amortized cost	Fair value through OCI	Fair value through P/L	Fair value hierarchy
			Obligatory measurement	Level 1	Level 2	Level 3
Financial liabilities
Deposits
From the non-financial public sector	638,862,157
From the financial sector	18,619,134
From the non-financial private sector and foreign residents
Checking accounts	1,404,032,659
Savings accounts	4,761,733,882
Time deposits and investment accounts	6,716,971,910
Other	150,418,032
Liabilities at fair value through profit or loss			14,716,259	14,716,259
Derivative financial instruments			498,729	44,872	453,857
Other financial liabilities	1,788,639,060
Financing received from the BCRA and other financial institutions	153,243,154
Issued corporate bonds	757,584,577
Subordinated corporate bonds	588,032,164

TOTAL FINANCIAL LIABILITIES	16,978,136,729		15,214,988	14,761,131	453,857

Categories of financial assets and liabilities as of December
 31, 2024

Item	Amortized cost	Fair value through OCI	Fair value through P/L	Fair value hierarchy
			Obligatory measurement	Level 1	Level 2	Level 3
Financial assets
Cash and deposits in banks
Cash	547,320,305
Financial institutions	2,920,102,179
Other	72,079,186
Debt securities at fair value through profit or loss			1,108,947,379	1,056,028,292	48,467,983	4,451,104
Derivative financial instruments			25,367,561	44,058	25,323,503
Other financial assets	660,347,758		60,727,886	60,484,316		243,570
Loans and other financing
To the non-financial public sector	91,976,125
Other financial entities	83,049,911
To the non-financial private sector and foreign residents
Overdrafts	711,856,189
Documents	1,343,427,829
Mortgage loans	663,100,432
Pledge loans	161,301,251
Personal loans	1,517,026,799
Credit cards	1,813,482,603
Financial leases	21,638,154
Other (1)	1,225,153,614
Other debt securities	3,534,932,430	577,109,328		577,109,328
Financial assets delivered as guarantee	323,811,812		1,239,438	1,239,438
Equity instruments at fair value through profit or loss			11,472,381	2,800,167		8,672,214

TOTAL FINANCIAL ASSETS	15,690,606,577	577,109,328	1,207,754,645	1,697,705,599	73,791,486	13,366,888

(1)	Includes the total allowances to the non-financial private sector and foreign residents.

F-5
3

BANCO MACRO SA AND ITS SUBSIDIARIES

Item	Amortized cost	Fair value through OCI	Fair value through P/L	Fair value hierarchy
			Obligatory measurement	Level 1	Level 2	Level 3
Financial liabilities
Deposits
From the non-financial public sector	846,779,800
From the financial sector	15,815,880
From the non-financial private sector and foreign residents
Checking accounts	1,355,933,682
Savings accounts	5,207,769,962
Time deposits and investment accounts	2,696,246,480
Other	957,419,396
Liabilities at fair value through profit or loss			9,449,740	9,449,740
Derivative financial instruments			1,738,552	122,312	1,616,240
Repo transactions
Other financial entities	24,937,296
Other financial liabilities	1,357,419,552
Financing received from the BCRA and other financial institutions	57,187,788
Issued corporate bonds	19,455,743
Subordinated corporate bonds	549,446,878

TOTAL FINANCIAL LIABILITIES	13,088,412,457		11,188,292	9,572,052	1,616,240

Description of the valuation process
The fair value of instruments categorized as level 1 was assessed by using quoted prices effective at the end of each fiscal year in active markets for identical assets or liabilities, if representative. Currently, for most of the government and private securities, there are two principal markets in which the Bank operates: BYMA and A3 Mercados SA (former Mercado Abierto Electrónico SA).
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
Finally, the Bank has categorized as level 3 those assets and liabilities for which there are no identical or similar transactions in the market. To determine the market value of these instruments the Bank used valuation techniques based on own assumptions and independent appraisers’ valuations. For this approach, the Bank mainly used the cash flow discount model.
As of December 31, 2025 and 2024, the Bank has neither changed the techniques nor the assumptions used to estimate the fair value of the financial instruments.

F-5
4

BANCO MACRO SA AND ITS SUBSIDIARIES

Below is the reconciliation between the amounts at the beginning and at the end of the fiscal year of the financial assets recognized at fair value categorized as level 3:

Reconciliation	As of December 31, 2025
	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning of the fiscal year	4,451,104	243,570	8,672,214
Transfers from level 3			(5,503,926)
Profit and loss	5,452,251	135,466	2,056,594
Recognition and derecognition	(1,789,718)	250,517	(4,926)
Monetary effect	(2,671,782)	(128,311)	(1,302,092)

Amount at the end of the fiscal year	5,441,855	501,242	3,917,864

Reconciliation	As of December 31, 2024
	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning of the fiscal year	20,098	181,623	5,952,268
Profit and loss	682,712	(283,032)	7,112,823
Recognition and derecognition	4,225,811	594,069	10,850
Monetary effect	(477,517)	(249,090)	(4,403,727)

Amount at the end of the fiscal year	4,451,104	243,570	8,672,214

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
Except for the foregoing, as of December 31, 2025 and 2024, the Bank has not recognized any transfers between levels 1, 2 and 3.
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

F-5
5

BANCO MACRO SA AND ITS SUBSIDIARIES

The following table shows a comparison between the fair value and the carrying amount of financial instruments not measured at fair value as of December 31, 2025 and 2024:

Composition	12/31/2025
	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	4,344,460,177	4,344,460,177			4,344,460,177
Repo transactions	181,151,259	181,151,259			181,151,259
Other financial assets	688,787,245	688,787,245			688,787,245
Loans and other financing (1)	10,708,315,023			10,123,455,967	10,123,455,967
Other debt securities (1)	4,297,661,559	4,218,626,167	39,065,674		4,257,691,841
Financial assets delivered as guarantee	347,199,993	347,199,993			347,199,993

Total	20,567,575,256	9,780,224,841	39,065,674	10,123,455,967	19,942,746,482

Financial liabilities
Deposits	13,690,637,774	6,561,498,210		7,144,704,201	13,706,202,411
Other financial liabilities	1,788,639,060	1,735,213,064	56,254,687		1,791,467,751
Financing received from the BCRA and other financial institutions	153,243,154	71,807,227	81,435,927		153,243,154
Issued corporate bonds	757,584,577		773,651,325		773,651,325
Subordinated corporate bonds	588,032,164		576,795,368		576,795,368

Total	16,978,136,729	8,368,518,501	1,488,137,307	7,144,704,201	17,001,360,009

(1)	The Bank’s Management has not identified additional impairment indicators for its financial assets as a result of differences in their fair value.

Composition	12/31/2024
	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	3,539,501,670	3,539,501,670			3,539,501,670
Other financial assets	660,347,758	660,347,758			660,347,758
Loans and other financing (1)	7,632,012,907			7,146,014,899	7,146,014,899
Other debt securities (1)	3,534,932,430	3,249,515,150	80,871,148		3,330,386,298
Financial assets delivered as guarantee	323,811,812	323,818,350			323,818,350

Total	15,690,606,577	7,773,182,928	80,871,148	7,146,014,899	15,000,068,975

Financial liabilities
Deposits	11,079,965,200	7,291,577,683		3,810,168,311	11,101,745,994
Repo transactions	24,937,296	24,937,296			24,937,296
Other financial liabilities	1,357,419,552	1,326,792,133	36,567,117		1,363,359,250
Financing received from the BCRA and other financial institutions	57,187,788	54,688,227	2,499,561		57,187,788
Issued corporate bonds	19,455,743		19,455,743		19,455,743
Subordinated corporate bonds	549,446,878		529,385,478		529,385,478

Total	13,088,412,457	8,697,995,339	587,907,899	3,810,168,311	13,096,071,549

(1)	The Bank’s Management has not identified additional impairment indicators for its financial assets as a result of differences in their fair value.

F-5
6

BANCO MACRO SA AND ITS SUBSIDIARIES

14.	BUSINESS COMBINATIONS

14.1	Macro Agro SAU (formerly known as Comercio Interior SAU)
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
by-laws
with the name of Macro Agro SAU.
Assets acquired and liabilities assumed
The fair value of the assets identified and liabilities assumed as of the acquisition date is as follows:

Composition	Fair value recognized on acquisition
Assets
Cash and deposits in banks	136,878
Debt securities at fair value through profit or loss	2,825,884
Loans and other financing	395,457
Financial assets delivered as guarantee	5,441,660
Other financial assets	21,178,790
Property, plant and equipment	382,408
Intangible assets	85,009
Other non-financial assets	314,156

30,760,242

Liabilities
Other financial liabilities	20,985,968
Provisions	59,200
Current income tax liabilities	356,625
Deferred income tax liabilities	421,410
Other non-financial liabilities	5,833,124

27,656,327

Net assets acquired at fair value	3,103,915

The goodwill generated by the acquisition of Macro Agro SAU (formerly known as Comercio Interior SAU) amounted to 164,496 (not restated).
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
On September 29, 2023, Macro Agro SAU (formerly known as Comercio Interior SAU) distributed cash dividends amounting to 440,000 (not restated). Those dividends were received by Banco Macro SA on October 2, 2023. As a consequence of what was explained in the previous paragraphs, those dividends were used to pay the liability arising from the purchase, which decreased by USD 558,651.70.

F-5
7

BANCO MACRO SA AND ITS SUBSIDIARIES

On March 12, 2024, Macro Agro SAU (formerly known as Comercio Interior SAU) distributed cash dividends amounting to 450,669 (not restated), which were received by Banco Macro SA on March 13, 2024. As a consequence of what was explained in the previous paragraphs, those dividends were used to pay the liability arising from the purchase, which decreased by USD 430,639.40.
On April 23, 2025, Macro Agro SAU (formerly known as Comercio Interior SAU) distributed cash dividends amounting to 710,000 (not restated), which were received by Banco Macro SA on May 5, 2025. As a consequence of what was explained in the previous paragraphs, those dividends were used to pay the liability arising from the purchase, which decreased by USD 598,534.85.
Finally, on August 21, 2025, Macro Agro SAU (formerly known as Comercio Interior SAU) distributed cash dividends amounting to 544,000 (not restated), which were received by Banco Macro SA on August 27, 2025. As a consequence of what was explained in the previous paragraphs, those dividends were used to pay the liability arising from the purchase, which decreased by USD 398,610.72.

14.2	Banco BMA SAU (formerly known as Banco Itaú Argentina SA) and its subsidiaries
On August 23, 2023, Banco Macro SA entered into a stock purchase agreement with Itaú Unibanco Holding SA, through its affiliates Itaú Unibanco SA, Banco Itaú BBA SA and Itaú Consultoria de Valores Mobiliários e Participações SA (collectively, “Itaú”), pursuant to which, subject to certain conditions (substantially the approval of the transaction by the BCRA), the Bank would acquire from Itaú the shares representing 100% of the capital stock and votes of Banco Itaú Argentina SA, Itaú Asset Management SA and Itaú Valores SA.
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

The price of this transaction was established at USD 50,000,000, which was set at the time of the agreement and paid on November 3, 2023, and an additional amount resulting from the adjustment of the result obtained by Banco BMA SAU (formerly known as Banco Itaú Argentina SA), BMA Asset Management SGFCISA (formerly known as Itaú Asset Management SA) and BMA Valores SA (formerly known as Itaú Valores SA) between April 1, 2023 and the closing date established in the purchase contract, which was agreed between the parties in May 2024 for an amount of USD 7,564,706. The difference between such additional amount and the estimated additional amount at the acquisition date for an amount of 15,154,693 was recorded in comparative information for prior year, presented in lines “Other non-financial
liabilities” and “(Loss) / income from associates and joint ventures” in accordance with IFRS 3, as it is explained in section “Comparative information” of the Note 3.
Through Communiqué “C” 99120, the BCRA informed that according to the authorization gave in due time through Resolution No. 352 of the Board of Directors dated October 31, 2024, on November 19, 2024, Banco Macro SA performed the merger by absorption of Banco BMA SAU. This merger had in turn been resolved by the Shareholders’ Meeting held on May 6, 2024, with effect as from January 1, 2024, also approved by the National Securities Commission (CNV, for its acronym in Spanish) on November 6, 2024, and registered in the Public Registry on November 14, 2024. Therefore, since November 19, 2024, the authorization of Banco BMA SAU to operate as a commercial bank was revoked, and its buildings were incorporated to Banco Macro SA as branches.

F-5
8

BANCO MACRO SA AND ITS SUBSIDIARIES

15.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

15.1	Associates
The following table provides summarized financial information about the Bank’s investment in its associates:

Entity	Proportional Bank’s interest	Financial position		Profit (Loss) for the fiscal year
		12/31/2025	12/31/2024	12/31/2025	12/31/2024
Macro Warrants SA (1) and (2)	5%	25,987	34,604	(8,616)	1,429
Play Digital SA (1) and (2)	11.04%	1,039,305	1,980,761	(2,799,021)	(1,024,400)
Alianza SGR (1), (2) and (3)	25%		154,843		149,275

(1)	The existence of significant influence is evidenced by the representation that the Bank has in the Board of Directors of these associates.
(2)
To measure the investment, accounting information of this associate as of September 30, 2025 has been used. Additionally, significant transactions conducted or events that occurred between October 1, 2025 and December 31, 2025 have been considered.

(3)	Consolidated with the Bank since January 2025, as control was obtained in such month.

15.2	Joint ventures
The following table provides summarized financial information about the Bank’s investment in its joint ventures:

Entity	Proportional Bank’s interest	Financial position		Profit (Loss) for the fiscal year
		12/31/2025	12/31/2024	12/31/2025	12/31/2024
Banco Macro SA – Bizland SAU Unión transitoria	50%	4,798,262	3,651,606	2,490,993	2,785,517
Finova SA (1)	50%	303,991	231,822	72,169	(39,032)

(1)
To measure the investment, accounting information of this associate as of September 30, 2025 has been used. Additionally, significant transactions conducted or events that occurred between October 1, 2025 and December 31, 2025 have been considered.

16.	PROPERTY, PLANT AND EQUIPMENT
The changes in property, plant and equipment during the fiscal years ended on December 31, 2025 and 2024 are as follows:

Item	12/31/2025
	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers (1)	Difference for conversion	Depreciation						Residual value at the end of the fiscal year
							Accumulated	Transfers (1)	Decrease	Difference for conversion	For the fiscal year	At the end
Cost
Real property	940,485,969	50	4,907,341	2,450,760	12,779,422		127,076,122	(4,297)	395,791		20,687,856	147,363,890	808,358,082
Furniture and facilities	140,273,413	10	6,171,710	142,677	23,170,233	675	71,336,328	93,534	142,191	(11,848)	14,310,534	85,586,357	83,886,997
Machinery and equipment	151,293,457	5	18,833,391	6,199	1,443,189	12,885	75,691,090	1,450	6,199	3,357	28,034,073	103,723,771	67,852,952
Vehicles	32,918,995	5	2,148,109	2,560,411	(10,608)	4,420	24,381,878	9,500	2,062,834	1,990	3,378,701	25,709,235	6,791,270
Other	58,294	3	4,381			6,742	22,326			13,803	9,496	45,625	23,792
Work in progress	42,616,066		47,963,692		(37,684,145)								52,895,613
Right of use real property	91,847,397	5	12,086,894	11,977,767		43,269	70,228,557		7,560,606	3,578	11,086,372	73,757,901	18,241,892
Right of use furniture	9,249,522	5	1,142,165				3,017,119				2,337,978	5,355,097	5,036,590

Total property, plant and equipment	1,408,743,113		93,257,683	17,137,814	(301,909)	67,991	371,753,420	100,187	10,167,621	10,880	79,845,010	441,541,876	1,043,087,188

(1)	During fiscal year 2025, transfers were made to Non-current assets held for sale.

9

BANCO MACRO SA AND ITS SUBSIDIARIES

Item	12/31/2024
	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers (1)	Difference for conversion	Depreciation						Residual value at the end of the fiscal year
							Accumulated	Transfers (1)	Decrease	Difference for conversion	For the fiscal year	At the end
Cost
Real property	964,587,509	50	11,075,905	43,386,691	8,209,246		149,088,506	22,913	49,188,241		27,152,944	127,076,122	813,409,847
Furniture and facilities	170,918,162	10	4,467,567	39,599,428	4,489,284	(2,172)	97,718,932	(562)	37,966,323	(332)	11,584,613	71,336,328	68,937,085
Machinery and equipment	280,696,669	5	31,617,476	161,933,877	1,006,496	(93,307)	210,649,276	(1,755)	161,334,319	(17,509)	26,395,397	75,691,090	75,602,367
Vehicles	31,865,022	5	3,664,139	2,568,325		(41,841)	22,515,807		1,669,942	(11,666)	3,547,679	24,381,878	8,537,117
Other	21,477,546	3	3,462	21,380,472		(42,242)	21,259,946		21,252,393	(5,936)	20,709	22,326	35,968
Work in progress	24,483,240		31,251,152	411,443	(12,706,883)								42,616,066
Right of use real property	100,117,260	5	13,760,430	19,751,320	(2,111,935)	(167,038)	76,750,855	(1,127,654)	18,895,521	(30,605)	13,531,482	70,228,557	21,618,840
Right of use furniture	7,137,588	5			2,111,934		1,227,419	1,127,654			662,046	3,017,119	6,232,403

Total property, plant and equipment	1,601,282,996		95,840,131	289,031,556	998,142	(346,600)	579,210,741	20,596	290,306,739	(66,048)	82,894,870	371,753,420	1,036,989,693

(1)	During fiscal year 2024, transfers were made to Non-current assets held for sale.

17.	INVESTMENT PROPERTIES
The changes in investment property (including in “Other
non-financial
assets” – see Note 19) during the fiscal years ended on December 31, 2025 and 2024 are as follow:

Item	12/31/2025
	Original value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers (1)	Difference for conversion	Depreciation					Residual value at the end of the fiscal year
							Accumulated	Transfers (1)	Decrease	For the fiscal year	At the end
Cost
Leased properties	3,538,137	5			755,419		680,201	154,146		76,949	911,296	3,382,260
Other investment properties	91,618,251	50	11,706,150	1,583,703	(554,308)	625	4,865,292	(154,330)	1,568,830	4,472,083	7,614,215	93,572,800

Total investment property	95,156,388		11,706,150	1,583,703	201,111	625	5,545,493	(184)	1,568,830	4,549,032	8,525,511	96,955,060

(1)	During fiscal year 2025, transfers were made to Non-current assets held for sale.

Item	12/31/2024
	Original value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers (1)	Difference for conversion	Depreciation					Residual value at the end of the fiscal year
							Accumulated	Transfers (1)	Decrease	For the fiscal year	At the end
Cost
Leased properties	3,538,139	5			(2)		611,321			68,880	680,201	2,857,936
Other investment properties	84,249,338	50	8,536,682	1,165,050	1	(2,720)	4,058,645	10,243	1,189,894	1,986,298	4,865,292	86,752,959

Total investment property	87,787,477		8,536,682	1,165,050	(1)	(2,720)	4,669,966	10,243	1,189,894	2,055,178	5,545,493	89,610,895

(1)	During fiscal year 2024, transfers were made to Non-current assets held for sale.

F-
60

BANCO MACRO SA AND ITS SUBSIDIARIES

18.	INTANGIBLE ASSETS
The changes in intangible assets during the fiscal years ended on December 31, 2025 and 2024 are as follow:

Item	12/31/2025
	Original value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Depreciation					Residual value at the end of the fiscal year
						Accumulated	Transfers	Decrease	For the fiscal year	At the end
Cost
Licenses	95,791,366	5	9,943,952			65,348,634			17,483,659	82,832,293	22,903,025
Other intangible assets	381,017,691	5	73,531,675	308	(203,140)	217,457,691	(1)	308	76,937,584	294,394,966	159,950,952

Total intangible assets	476,809,057		83,475,627	308	(203,140)	282,806,325	(1)	308	94,421,243	377,227,259	182,853,977

Item	12/31/2024
	Original value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Depreciation					Residual value at the end of the fiscal year
						Accumulated	Transfers	Decrease	For the fiscal year	At the end
Cost
Licenses	126,528,155	5	10,004,572	68,937,208	28,195,847	87,577,867	29,408,281	67,832,294	16,194,780	65,348,634	30,442,732
Other intangible assets	557,716,352	5	70,740,214	219,270,817	(28,168,058)	381,328,840	(28,280,123)	216,168,318	80,577,292	217,457,691	163,560,000

Total intangible assets	684,244,507		80,744,786	288,208,025	27,789	468,906,707	1,128,158	284,000,612	96,772,072	282,806,325	194,002,732

19.	OTHER NON-FINANCIAL ASSETS
The composition of the other
non-financial
assets as of December 31, 2025 and 2024 is as follows:

Composition	12/31/2025	12/31/2024
Investment property (see Note 17)	96,955,060	89,610,895
Tax advances	22,853,276	13,356,481
Advanced prepayments	24,683,424	31,204,902
Other	2,888,768	4,299,347

Total	147,380,528	138,471,625

20.	RELATED PARTIES
A related party is a person or entity that is related to the Bank:

•	has control or joint control of the Bank;

•	has significant influence over the Bank;

•	is a member of the key management personnel of the Bank or of the parent of the Bank;

•	members of the same group;

•	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

F-
61

BANCO MACRO SA AND ITS SUBSIDIARIES

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
Balances as of December 31, 2025 and 2024 and the profit or loss for the fiscal years ended December 31, 2025, 2024 and 2023, related to transactions generated with related parties are as follows:

	As of December 31, 2025
	Main subsidiaries (1)							Associates	Key management personnel (2)	Other related parties	Total
	Macro Bank Limited	Macro Securities SAU	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Alianza SGR	Macro Fondos SGFCISA
Assets
Cash and deposits in banks	12,351										12,351
Debt securities at fair value through profit or loss										1,014,244	1,014,244
Derivative financial instruments									1,083,904	529,674	1,613,578
Other financial assets				33,838,187		7,878,487			122,670	10,045,505	51,884,849
Loans and other financing (3)
Documents										401,167	401,167
Overdrafts									7,707	104,329,548	104,337,255
Credit cards								4,603	1,285,881	412,073	1,702,557
Financial leases										356,293	356,293
Personal loans									10		10
Mortgage loans									1,570,727	732,619	2,303,346
Other (4)									2,153,279	48,551,320	50,704,599
Guarantees granted									2,189,125	35,257,131	37,446,256

Total assets	12,351			33,838,187		7,878,487		4,603	8,413,303	201,629,574	251,776,505

Liabilities
Deposits		87,680,884	71,761	7,579	1,720,255	3,541	1,080,725	6,621	39,609,417	72,840,067	203,020,850
Derivative financial instruments									453,857		453,857
Other financial liabilities		208							661,191	4,774,320	5,435,719
Issued corporate bonds		2,906,886		3,709,770		761,312					7,377,968
Subordinated corporate bonds		2,987,246			221,716						3,208,962
Other non-financial liabilities				57,259		139,990				4,003,007	4,200,256

Total liabilities		93,575,224	71,761	3,774,608	1,941,971	904,843	1,080,725	6,621	40,724,465	81,617,394	223,697,612

(1)	These transactions are eliminated during the consolidation process.
(2)	Includes close family members of key management personnel.
(3)
The maximum balance of Loans and other financing as of December 31, 2025, for Macro Agro SAU (formerly known as Comercio Interior SAU), Associates, Key management personnel, and Other related parties is 154, 1,723,723, 18,011,761 and 252,262,791, respectively.

(4)	Corresponds to Loans and other financing not mentioned in other sections, primarily Other loans, Foreign trade financing operations, and Loans with government securities.

F-6
2

BANCO MACRO SA AND ITS SUBSIDIARIES

	As of December 31, 2025
	Main subsidiaries (1)							Associates	Key management personnel (2)	Other related parties	Total
	Macro Bank Limited	Macro Securities SAU	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Alianza SGR	Macro Fondos SGFCISA
Income / (loss)
Interest income		7,434		152	8,965		747	143,966	1,675,051	25,423,451	27,259,766
Interest expense		(2,623,989)	(334,644)		(1,411,945)		(72,535)	(66,363)	(4,256,256)	(4,925,442)	(13,691,174)
Commissions income		316,447		13,005		2,838	1,638	6,607	1,515	2,099,212	2,441,262
Commissions expense				(207,856)					(387)	(1,188,697)	(1,396,940)
Net gain from measurement of financial instruments at fair value through profit or loss									885,622	547,106	1,432,728
Other operating income			2,872	8,442,391	27,341	2,195,742		5,217	24,834	780	10,699,177
Administrative expense								(10,585,593)	(622)	(4,528,957)	(15,115,172)
Other operating expense										(2,846,570)	(2,846,570)

Total income / (loss)		(2,300,108)	(331,772)	8,247,692	(1,375,639)	2,198,580	(70,150)	(10,496,166)	(1,670,243)	14,580,883	8,783,077

(1)	These transactions are eliminated during the consolidation process.
(2)	Includes close family members of the key management personnel.

	As of December 31, 2024
	Main subsidiaries (1)					Associates	Key management personnel (3)	Other related parties	Total
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)
Assets
Cash and deposits in banks	11,495								11,495
Debt securities at fair value through profit or loss								495,807	495,807
Derivative financial instruments								15,861	15,861
Other financial assets				32,763,580		3,351	124,244	829,310	33,720,485
Loans and other financing (4)
Documents								675,111	675,111
Overdrafts						5,012	774	40,508,804	40,514,590
Credit cards						4,529	1,022,814	365,982	1,393,325
Financial leases					321			47,331	47,652
Personal loans							14,211		14,211
Mortgage loans							1,541,696		1,541,696
Other (5)							3,220,960	29,735,825	32,956,785
Guarantees granted								38,034,798	38,034,798

Total assets	11,495			32,763,580	321	12,892	5,924,699	110,708,829	149,421,816

F-6
3

BANCO MACRO SA AND ITS SUBSIDIARIES

	As of December 31, 2024
	Main subsidiaries (1)					Associates	Key management personnel (3)	Other related parties	Total
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)
Liabilities
Deposits		95,248,777	1,897,817	4,482	7,337,714	416,761	90,748,181	52,182,823	247,836,555
Other financial liabilities						376	629,484	9,365,749	9,995,609
Subordinated corporate bonds		206,883		1,827,467	206,883				2,241,233
Other non-financial liabilities				210,473				4,241,231	4,451,704

Total liabilities		95,455,660	1,897,817	2,042,422	7,544,597	417,137	91,377,665	65,789,803	264,525,101

Income / (loss)
Interest income		111,823			14,380	323,660	2,649,596	18,344,627	21,444,086
Interest expense		(302,194)			(582,098)	(102,647)	(534,977)	(1,937,959)	(3,459,875)
Commissions income		221,703		12,037		4,646	1,306	1,110,460	1,350,152
Commissions expense				(241,020)		(264,677)	(451)	(380,523)	(886,671)
Net loss from measurement of financial instruments at fair value through profit or loss								(867,735)	(867,735)
Other operating income			117	10,550,153	20,656	53,125	112,998	126,764	10,863,813
Administrative expense						(5,632,913)		(4,258,423)	(9,891,336)
Other operating expense								(1,549,794)	(1,549,794)

Total income / (loss)		31,332	117	10,321,170	(547,062)	(5,618,806)	2,228,472	10,587,417	17,002,640

(1)	These transactions are eliminated during the consolidation process.
(2)	It includes the amounts from its subsidiary Macro Fondos SGFCISA.
(3)	Includes close family members of the key management personnel.
(4)
The maximum financing amount for Loans and other financing as of December 31, 2024 for Macro Securities SAU, Macro Agro SAU (formerly known as Comercio Interior SAU), Associates, Key management personnel and Other related parties amounted to 16,397,375, 69,984, 1,186,308, 9,169,722 and 213,289,116, respectively.

(5)	It is related to Loans and other financing not disclosed in other items, mainly Other loans, Financing of foreign exchange transactions and Loans with government securities.

	As of December 31, 2023
	Main subsidiaries (1)					Associates	Key management personnel (2)	Other related parties	Total
	Macro Bank Limited	Macro Securities SAU	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)
Income / (loss)
Interest income		680,433			41,045		5,487,725	16,279,202	22,488,405
Interest expense						(262,557)	(586,160)	(320,804)	(1,169,521)
Commissions income		221,463		164,042		3,409	1,361	1,618,214	2,008,489
Commissions expense				(131,831)			(301)	(290,748)	(422,880)
Other operating income		616,734	92	26,817,614	8,852	1,114	57	176,317	27,620,780
Administrative expense						(2,710,644)	(1,515)	(4,390,457)	(7,102,616)
Other operating expense		(29)					(1,435)	(1,539,667)	(1,541,131)

Total income / (loss)		1,518,601	92	26,849,825	49,897	(2,968,678)	4,899,732	11,532,057	41,881,526

(1)	These transactions are eliminated during the consolidation process.
(2)	Includes close family members of the key management personnel.

F-6
4

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
Total remunerations received as salary and bonus by the key management personnel as of December 31, 2025, 2024 and 2023 amounted to 10,198,858, 9,895,645 and 9,402,650, respectively.
In addition, fees received by the Directors as of December 31, 2025, 2024 and 2023 amounted to 20,637,773, 46,967,049 and 23,129,035, respectively.
Additionally, the composition of the Board of Directors and key management personnel of the Bank and its subsidiaries is as follows:

Composition	12/31/2025	12/31/2024
Board of Directors	24	23
Senior managers of the key management personnel	10	10

Total	34	33

21.	OTHER FINANCIAL LIABILITIES
The composition of the other financial liabilities as of December 31, 2025 and 2024 is as follows:

Composition	12/31/2025	12/31/2024
Credit and debit card settlement - due to merchants	804,893,377	804,198,424
Amounts payable for other spot purchases pending settlement	608,526,164	179,638,749
Payment orders pending settlement foreign trade	104,029,419	70,419,520
Collections on account and behalf of others	51,522,942	50,172,789
Finance leases liabilities	19,143,758	18,401,874
Amounts payable for spot purchases of government securities pending settlement	15,766,986	7,147,968
Amounts payable for spot purchases of foreign currency pending settlement	1,694,079	72,548,446
Other	183,062,335	154,891,782

Total	1,788,639,060	1,357,419,552

22.	LEASES

22.1	The Bank as a lessee
The Bank has lease contracts mainly for real properties recognized in the item “Property, plant and equipment”. Generally, the Bank is restricted from assigning or subleasing the leased assets.
As of December 31, 2025 and 2024, the carrying amount of assets recognized for the right-of-use
assets identified in the lease contracts, depreciation expense for the fiscal year and the additions to right-of-use
assets are disclosed in Note 16.

F-6
5

BANCO MACRO SA AND ITS SUBSIDIARIES

The carrying amounts of lease liabilities and the movements during the fiscal year are as follows:

Movements	2025	2024	2023
At the beginning of the fiscal year	18,401,874	26,895,627	17,531,572
Additions	11,920,387	12,038,648	17,168,361
Accretion of interest	5,194,199	3,410,911	2,443,999
Difference in foreign currency	4,185,201	4,063,979	20,909,799
Payments	(15,075,144)	(10,806,570)	(11,297,550)
Monetary effect	(5,482,759)	(17,200,721)	(19,860,554)

At the end of the fiscal year (see Note 21)	19,143,758	18,401,874	26,895,627

The short term leases were recognized as expense for an amount of 287,543, 849,509 and 120,207 for the years ended December 31, 2025, 2024 and 2023, respectively.
The table below shows the maturity of the lease liabilities as of December 31, 2025 and 2024:

Lease liabilities	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Balances as of 12/31/2025	2,531,898	1,676,281	2,094,692	3,171,267	9,474,138	4,645,951	5,023,669	9,669,620
Balances as of 12/31/2024	1,745,842	1,545,115	2,008,750	3,078,863	8,378,570	3,945,584	6,077,720	10,023,304

22.2	The Bank as a lessor
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
The following table shows the reconciliation between the total gross investment of financial leases and the current value of the minimum payment receivables for such leases:

	12/31/2025		12/31/2024
	Current value of minimum payments	Total gross investment	Current value of minimum payments	Total gross investment
Up to 1 year	5,844,257	10,305,338	7,857,742	18,336,653
From 1 to 5 years	7,475,029	10,285,058	13,780,412	22,843,019
Over 5 years				738

Total	13,319,286	20,590,396	21,638,154	41,180,410

Income for
non-accrued
interests amounted to 7,271,110, 19,542,256 and 60,156,586, for the years ended December 31, 2025, 2024 and 2023, respectively.

23.	PROVISIONS
This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.
The changes in provisions during the fiscal years ended on December 31, 2025 and 2024 are as follow:

F-6
6

BANCO MACRO SA AND ITS SUBSIDIARIES

Composition	Amounts at beginning of fiscal year	Increases	Decreases		Monetary effect	12/31/2025
			Reversals	Write-off
For administrative, disciplinary and criminal penalties	658				(158)	500
Letters of credits, guarantees and other commitments (1)	10,401,480	24,941,565		6,561,004	(3,609,112)	25,172,929
Commercial claims in progress	5,802,861	5,160,458		5,586,693	(1,322,610)	4,054,016
Labor lawsuits	1,834,721	3,071,284		3,057,545	(478,096)	1,370,364
Pension funds - reimbursement	2,070,616	4,184,950		3,424,435	(770,367)	2,060,764
Termination benefits (2)		36,817,338				36,817,338
Other	2,400,684	1,457,511		982,040	(591,949)	2,284,206

Total provisions	22,511,020	75,633,106		19,611,717	(6,772,292)	71,760,117

Composition	Amounts at beginning of fiscal year	Increases	Decreases		Monetary effect	12/31/2024
			Reversals	Write-off
For administrative, disciplinary and criminal penalties	1,432	21,364		21,364	(774)	658
Letters of credits, guarantees and other commitments (1)	6,235,361	9,416,010	99,823	394,370	(4,755,698)	10,401,480
Commercial claims in progress	8,080,018	1,911,189		1,161,391	(3,026,955)	5,802,861
Labor lawsuits	1,814,626	4,108,420		2,547,886	(1,540,439)	1,834,721
Pension funds - reimbursement	3,492,972	2,321,503		1,794,714	(1,949,145)	2,070,616
Other	5,621,600	4,141,937	338,749	2,226,079	(4,798,025)	2,400,684

Total provisions	25,246,009	21,920,423	438,572	8,145,804	(16,071,036)	22,511,020

(1)	These amounts correspond to the ECL calculated for contingent transactions, which are mentioned in Note 4.
(2)
These amounts correspond to the provision under the restructuring plan that the Bank implemented in order to achieve operational efficiency and agility to respond to the ongoing challenges posed by local and international markets.

The expected terms to settle these obligations are as follows:

Composition	12/31/2025		12/31/2025	12/31/2024
	Within 12 months	Over 12 months
For administrative, disciplinary and criminal penalties		500	500	658
Letters of credits, guarantees and other commitments (1)	25,172,929		25,172,929	10,401,480
Commercial claims in progress (2)	1,708,189	2,345,827	4,054,016	5,802,861
Labor lawsuits	841,624	528,740	1,370,364	1,834,721
Pension funds - reimbursement	1,593,316	467,448	2,060,764	2,070,616
Termination benefits (3)	36,817,338		36,817,338
Other		2,284,206	2,284,206	2,400,684

Total	66,133,396	5,626,721	71,760,117	22,511,020

(1)	These amounts correspond to the ECL calculated for contingent transactions, which are mentioned in Note 4.
(2)	See also Note 50.2.
(3)
These amounts correspond to the provision under the restructuring plan that the Bank implemented in order to achieve operational efficiency and agility to respond to the ongoing challenges posed by local and international markets.

In the opinion of the Bank’s Management and its legal counsel, there are no other significant effects other than those disclosed in these consolidated Financial Statements, the amounts and settlement terms of which have been recognized based on the current value of such estimates, considering the probable settlement date thereof.

F-6
7

BANCO MACRO SA AND ITS SUBSIDIARIES

24.	OTHER NON-FINANCIAL LIABILITIES
The composition of other
non-financial
liabilities as of December 31, 2025 and 2024 is as follows:

Composition	12/31/2025	12/31/2024
Employee benefits payable	187,700,976	170,106,850
Withholdings and collections	130,260,989	118,835,683
Dividends payable (see Note 42)	115,131,776	1,616
Taxes payables	102,830,629	72,555,806
Miscellaneous payables - provisions of goods and services	43,739,610	53,500,301
Retirement pension payment orders pending settlement	5,170,875	10,328,061
Directors’ and syndics’ fees payable	3,307,520	10,965,415
Other	45,790,469	47,135,731

Total	633,932,844	483,429,463

25.	EMPLOYEE BENEFITS PAYABLE
The table below presents the amounts of employee benefits payable as of December 31, 2025 and 2024:

Composition	12/31/2025	12/31/2024
Vacation accrual	128,193,057	135,082,481
Salaries, bonuses and payroll taxes payables (1)	59,507,919	35,024,369

Total	187,700,976	170,106,850

(1)	Includes 24,003,912 corresponding to agreements reached under the restructuring plan mentioned in Note 23.
The Bank has not long-term employee benefits or post-employment benefits as of December 31, 2025 and 2024.

26.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED
The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of December 31, 2025 and 2024:

12/31/2025	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Assets
Cash and deposits in banks	4,344,460,177
Debt securities at fair value through profit or loss		35,648,986	186,232,012	223,389,593	397,808,167	843,078,758	61,363,498	86,634,249	147,997,747
Derivative financial instruments		2,788,204	798,596	4,359,297		7,946,097
Repo transactions		181,151,259				181,151,259
Other financial assets	77,154,470	583,133,855	3,967,984	8,110,210		595,212,049		44,141,361	44,141,361
Loans and other financing (1)	27,248,728	3,859,982,174	1,176,887,132	1,421,293,374	1,282,801,374	7,740,964,054	1,112,023,836	1,828,078,405	2,940,102,241
Other debt securities		555,941,860	1,483,084	282,280,880	295,490,566	1,135,196,390	3,275,405,313	5,226,240	3,280,631,553
Financial assets delivered as guarantee	347,199,993
Equity instruments at fair value through profit or loss	30,235,591

Total assets	4,826,298,959	5,218,646,338	1,369,368,808	1,939,433,354	1,976,100,107	10,503,548,607	4,448,792,647	1,964,080,255	6,412,872,902

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

F-6
8

BANCO MACRO SA AND ITS SUBSIDIARIES

12/31/2025	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Liabilities
Deposits	6,488,800,466	5,637,732,570	1,135,917,523	252,881,841	170,020,191	7,196,552,125	5,024,980	260,203	5,285,183
Liabilities at fair value through profit or loss		14,716,259				14,716,259
Derivative financial instruments		40,722	15,642	442,365		498,729
Other financial liabilities		1,736,672,988	3,836,594	3,122,841	6,766,049	1,750,398,472	12,815,285	25,425,303	38,240,588
Financing received from the BCRA and other financial institutions		41,726,706	57,547,539	52,932,395	790,038	152,996,678	246,476		246,476
Issued corporate bonds				1,360,618		1,360,618		756,223,959	756,223,959
Subordinated corporate bonds				6,106,782	581,925,382	588,032,164

Total liabilities	6,488,800,466	7,430,889,245	1,197,317,298	316,846,842	759,501,660	9,704,555,045	18,086,741	781,909,465	799,996,206

12/31/2024	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Assets
Cash and deposits in banks	3,539,501,670
Debt securities at fair value through profit or loss		24,332,938	192,211,898	584,383,542	66,167,945	867,096,323	103,686,963	138,164,093	241,851,056
Derivative financial instruments		23,139,346	1,075,989	1,152,226		25,367,561
Other financial assets	125,535,877	523,402,054	129,960	11,084,335		534,616,349		60,923,418	60,923,418
Loans and other financing (1)	1,895,095	2,967,504,058	785,165,123	889,623,547	883,355,501	5,525,648,229	846,751,060	1,257,718,523	2,104,469,583
Other debt securities		94,282,980	555,271,479	91,255,030	85,856,124	826,665,613	38,744,088	3,246,632,057	3,285,376,145
Financial assets delivered as guarantee	294,759,936	30,291,314				30,291,314
Equity instruments at fair value through profit or loss	11,472,381

Total assets	3,973,164,959	3,662,952,690	1,533,854,449	1,577,498,680	1,035,379,570	7,809,685,389	989,182,111	4,703,438,091	5,692,620,202

Liabilities
Deposits	7,234,626,369	3,171,889,636	473,566,707	117,452,765	82,245,905	3,845,155,013	168,371	15,447	183,818
Liabilities at fair value through profit or loss		9,449,740				9,449,740
Derivative financial instruments		379,009	593,459	548,638	217,446	1,738,552
Repo transactions		24,937,296				24,937,296
Other financial liabilities		1,327,288,142	3,077,845	2,468,370	3,718,181	1,336,552,538	6,052,011	14,815,003	20,867,014
Financing received from the BCRA and other financial institutions		24,383,769	21,732,687	10,475,735	125,020	56,717,211	241,189	229,388	470,577
Issued corporate bonds			65,568		19,390,175	19,455,743
Subordinated corporate bonds				8,357,641		8,357,641	541,089,237		541,089,237

Total liabilities	7,234,626,369	4,558,327,592	499,036,266	139,303,149	105,696,727	5,302,363,734	547,550,808	15,059,838	562,610,646

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

9

BANCO MACRO SA AND ITS SUBSIDIARIES

27.	FOREIGN CURRENCY AMOUNTS
The following tables show the amounts of assets and liabilities in foreign currency as of December 31, 2025 and 2024:

Item	12/31/2025					12/31/2024
	Total	Total per currency				Total
		US dollar	Euro	Real	Other
Assets
Cash and deposits in banks	3,550,309,754	3,506,676,977	37,984,685	315,563	5,332,529	2,689,971,230
Debt securities at fair value through profit or loss (1)	124,657,498	124,657,498				173,260,268
Other financial assets	105,241,810	105,142,676	99,134			102,696,142
Loans and other financing	2,341,726,923	2,340,898,492	828,431			1,482,655,431
Other financial entities	131,816	131,816				68,124
Non-financial private sector and foreign residents	2,341,595,107	2,340,766,676	828,431			1,482,587,307
Other debt securities	118,166,384	118,166,384				109,016,423
Financial assets delivered as guarantee	66,346,687	66,243,756	102,931			34,365,547
Equity instruments at fair value through profit or loss	535,165	535,165				401,937

Total assets	6,306,984,221	6,262,320,948	39,015,181	315,563	5,332,529	4,592,366,978

Liabilities
Deposits	4,916,884,958	4,888,625,025	28,259,933			3,631,806,343
Non-financial public sector	151,326,777	151,326,777				124,735,672
Financial sector	17,555,700	17,555,700				14,948,219
Non-financial private sector and foreign residents	4,748,002,481	4,719,742,548	28,259,933			3,492,122,452
Liabilities at fair value through profit or loss	14,716,259	14,716,259
Other financial liabilities	265,257,069	260,329,309	4,479,432	115	448,213	212,970,970
Financing received from the BCRA and other financial institutions	135,457,085	131,876,147	3,580,938			56,830,523
Issued corporate bonds	757,584,577	757,584,577
Subordinated corporate bonds	588,032,164	588,032,164				549,446,878
Other non-financial liabilities	6,872,231	6,872,231				5,482,930

Total liabilities	6,684,804,343	6,648,035,712	36,320,303	115	448,213	4,456,537,644

(1)	Includes Argentine Treasury Bonds linked to the US dollar for 722,051.

28.	DISCLOSURES BY OPERATING SEGMENT
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
70

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
As of December 31, 2025 and 2024, all the conditions established by the income tax Law to practice the inflation adjustment are met (see section “Fiscal years 2019 and 2020” and “Fiscal year 2021” of this note).

b)	Corporate income tax rate
On June 16, 2021, through Decree No. 387/2021, Law No. 27630 was issued. This law established for fiscal years beginning on or after January 1, 2021, a progressive tax rates scheme of 25%, 30% and 35% which will be applied, on a progressive basis, to the taxable accumulated net profit at the end of each fiscal year.

c)	Main items of deferred income tax:

Composition	12/31/2025	12/31/2024
Deferred tax assets
Loans and other financing	174,831,496	49,766,506
Provisions and employee benefits	47,938,203	15,895,493
Allowances for contingencies	3,306,029	4,092,519
Leases	2,579,933	2,975,521
Investments in other companies		1,329,149
Tax losses	655,874	87,778,124
Other	4,073,851	7,401,250

Total deferred tax assets	233,385,386	169,238,562

Deferred tax liabilities
Property, plant and equipment and other non-financial assets	112,501,568	114,543,767
Intangible assets	62,329,906	66,311,940
Tax effects on forward sales		12,371,756
Investments in other companies	4,352,821
Government securities	16,296,978	72,539,798
Foreign currency	12,074,725	4,361,204
Other	3,907,710	1,577,639

Total deferred tax liabilities	211,463,708	271,706,104

Net deferred tax assets / (liabilities)	21,921,678	(102,467,542)

In the consolidated Financial Statements, tax assets (current and deferred) of an entity of the Group shall not be offset with the tax liabilities (current and deferred) of another entity of the Group because they correspond to income tax applicable to different taxpayers and also they are not legally entitled before the tax authority to pay or receive only one amount to settle the net position.
Changes in net deferred tax assets / (liabilities) as of December 31, 2025 and 2024 are summarized as follows:

Composition	12/31/2025	12/31/2024
Net deferred tax liabilities at the beginning of the fiscal year	(102,467,542)	(127,248,898)
Profit from deferred taxes recognized in the statement of income	124,389,220	24,781,356

Net deferred tax assets / (liabilities) at fiscal year end	21,921,678	(102,467,542)

The income tax charge exposed in the Statement of income and Other Comprehensive Income differs from the income tax charge that would result if all profits had been taxed at the current tax rate.

F-
71

BANCO MACRO SA AND ITS SUBSIDIARIES

The main items of income tax expense in the consolidated Financial Statements are as follows:

Composition	12/31/2025	12/31/2024	12/31/2023
Current income tax charge (1)	344,804,720	68,880,956	797,603,987
(Profit) / expense from deferred income tax	(124,389,220)	(24,781,356)	11,148,051

Charge from income tax recognized in the statement of income	220,415,500	44,099,600	808,752,038
Expense / (profit) from income tax recognized in other comprehensive income	4,405,603	(54,407,042)	48,017,077

Total	224,821,103	(10,307,442)	856,769,115

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

The table below shows the reconciliation between income tax and the amounts obtained by applying the current tax rate in Argentina to the income carrying amount:

Composition	12/31/2025	12/31/2024	12/31/2023
Income carrying amount before income tax	511,121,334	473,594,762	2,477,083,018
Applicable income tax rate	35%	35%	35%

Income tax on income carrying amount	178,892,467	165,758,167	866,979,056

Net permanent differences and other tax effects including the fiscal inflation adjustment	41,523,033	(121,658,567)	(58,227,018)

Total income tax	220,415,500	44,099,600	808,752,038

As of December 31, 2025, 2024 and 2023, the effective income tax rate is 43.1%, 9.3% and 32.6%, respectively.
A reconciliation between the tax expense and the accounting profit multiplied by Argentina’s domestic tax rate for the years ended on December 31, 2025, 2024 and 2023 is as follows:

Composition	12/31/2025	12/31/2024	12/31/2023
Income carrying amount before income tax	511,121,334	473,594,762	2,477,083,018

Income tax on income carrying amount	178,892,467	165,758,167	866,979,056
Adjustment in respect of current income tax of prior years	(880,374)	(8,514,659)	(413,751)
Effect of different tax rates in other countries	(1,656,287)	(3,248,480)	(2,692,390)
Income not subject to tax	(5,201,149)	(4,315,895)	(2,954,798)
Non-deductible expenses	11,601,774	15,716,283	2,728,302
Deduction for contributions to Guarantee Reciprocal Companies (SGR)	(4,924,491)	(9,638,943)	(6,269,598)
Difference between tax and accounting inflation adjustment and effect of the restatement in terms of the measuring unit current at the end of the year	(10,418,271)	(211,561,175)	(173,929,383)
Inflation adjustment of PPE & other intangible assets	51,037,877	104,385,662	124,288,476
Other	2,187,649	(4,426,578)	1,116,178
Effect of progressive tax rates	(223,695)	(54,782)	(100,054)

Total income tax	220,415,500	44,099,600	808,752,038

F-7
2

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
Regarding to the tax period 2019, on April 22, 2025, the Bank requested to close the evidence stage, and on April 25, 2025, the Court closed the evidence stage and ordered to proceed for final arguments. On June 4, 2025, the Bank presented its final arguments.
On September 10, 2025, the former AFIP filed an appeal against the sentence, which was granted, and on September 25, 2025, the proceedings were received in Courtroom IV of the Federal Contentious and Administrative National Court of Appeals, and the former AFIP was notified of the period to present grievances, which expired on October 13, 2025. The appeal was filed after the due date and in error with the Court of First Instance instead of the Federal Contentious and Administrative National Court of Appeals. The Bank submitted a note to the Court requesting the appeal to be dismissed and the first-instance sentence to be confirmed.
On October 21, 2025, Courtroom IV of the Federal Contentious and Administrative National Court of Appeals declared that the appeal filed by the former AFIP was dismissed because the grievances were not presented correctly.
On November 4, 2025, the former AFIP filed an extraordinary appeal against the sentence that ordered the dismissal to present before the Federal Supreme Court of Justice (CSJN, for its acronym in Spanish) and on November 18, 2025, the Bank responded to this appeal.
On December 16, 2025, the Federal Court rejected the extraordinary appeal filed by the former AFIP. Considering that, on December 23, 2025, the former AFIP filed a complaint appeal with the CSJN. The complaint appeal is currently under review by the CSJN.
Additionally, on July 23, 2021, a reimbursement action was filed with the former AFIP requesting the refund of 254,305 (not restated) paid as income tax for the 2020 tax period.
Regarding the reimbursement action for tax period 2020, Resolution No. 195/2025 was notified on September 15, 2025, rejecting the reimbursement action. Considering this rejection by the former AFIP, the Bank filed a reimbursement action with Court No. 1 and, on November 27, 2025, the Bank notified the request to the former AFIP.
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
Additionally, on February 7, 2025, Banco Macro SA filed a contentious request against Resolution 9/2024. This request is being processed under file No. 855/2025 with the Federal Contentious and Administrative Trial Court No. 5.
On October 31, 2025, the Bank notified the request to the former AFIP. On March 4, 2026, the former AFIP responded to the request, rejecting the Bank’s claims. As of the date of issuance of these consolidated Financial Statements, the case is proceeding to the evidence production stage.

F-7
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
On December 16, 2025, the former AFIP issued a resolution rejecting the reimbursement action.
Fiscal year 2023
On June 28, 2024, Banco Macro SA filed a reimbursement action with the former AFIP requesting the refund of 1,814,076 (not restated) paid as income tax for the 2023 tax period.
Regarding to the tax period abovementioned, on April 30, 2025, the former AFIP notified the beginning of an income tax audit.
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
Regarding to the tax periods mentioned in the previous paragraph, on December 19, 2019, the former AFIP notified the beginning of the income tax audit for the 2018 tax period, and on May 3, 2021, it notified the beginning of the income tax audit for periods 2013 to 2017, both inclusive. On October 4, 2021, the former AFIP ended the audit for periods 2013 through 2017 as the Bank had exercised in due time its right to resort to justice, and the admission of reimbursement is subject to a court decision.
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
On May 27, 2025, Courtroom II of the Federal Contentious and Administrative National Court of Appeals confirmed the first-instance sentence and admitted the reimbursement requested by the Bank for fiscal years 2013 to 2017. In connection with such claim, the former AFIP filed an extraordinary appeal, which was rejected by the Court on June 27, 2025.
On July 4, 2025, the national tax authorities filed a complaint appeal with the CSJN.
On August 26, 2025 the beginning of the reimbursement process provided by General Resolution No 2224 was informed in the file and a settlement of compensatory interest to date was included. On August 27, 2025, Court No. 8 received the note.
On September 8, 2025, the Bank submitted a note stating that the complaint appeal filed by the former AFIP with the CSJN does not have a suspensive effect and that the request of General Resolution No. 2224 must be resolved immediately. On September 29, 2025, Court No. 8 resolved the filing indicating that the complaint appeal, until it is accepted, does not suspend the execution of the sentence, and informed the former AFIP that it must respond immediately, under penalty of proceeding with the execution of the sentence.
On December 12, 2025, the Bank submitted a note informing that an immediate administrative release had been requested.

F-7
4

BANCO MACRO SA AND ITS SUBSIDIARIES

Regarding the case for the tax period 2018, on March 19, 2025, Court No. 2 resolved to admit the reimbursement claim in favor of the Bank. The former AFIP filed an appeal and on June 3, 2025, the case was referred to the Prosecutor’s Office.
On September 4, 2025, the case was referred to sentencing.
Reimbursement actions – Banco BMA SAU
Fiscal year 2016 – Banco BMA SAU
On September 19, 2017 Banco BMA SAU filed with the former AFIP a reimbursement action under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 315,987 (not restated) paid to tax authorities as income tax during 2017 tax period, arising from the impossibility to apply the inflation adjustment and other adjustment mechanisms set forth by income tax Law (prior to the amendments introduced by Laws No. 27430 and 27468, plus the related compensatory interest). In the absence of a resolution by the tax authorities with respect to the abovementioned claim, Banco BMA SAU filed an appeal for delay with the Federal Administrative Tax Court. Against the original favorable sentence (from 2019), the former AFIP filed an extraordinary federal appeal. The appeal was denied by the Court, which caused the complaint being filed with the Court. On November 7, 2023, that complaint was rejected, leaving the favorable sentence of 2019 firm and confirmed in all its parts. An asset was recognized for the capital plus interest.
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
Fiscal year 2017 – Banco BMA SAU
On December 17, 2018 Banco BMA SAU filed with the former AFIP a reimbursement action under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 251,756 (not restated) paid to tax authorities as income tax during 2017 tax period, arising from the impossibility to apply the inflation adjustment and other adjustment mechanisms set forth by income tax Law (prior to the amendments introduced by Laws No. 27430 and 27468, plus the related compensatory interest). In the absence of a resolution, on April 29, 2019, an appeal for delay was filed with the Federal Administrative Tax Court, which processes the case in a paper file (as opposed to 2018, which is digital).
The tax authorities opportunely responded to the appeal, objecting to the evidence. On August 13, 2019, Banco BMA SAU responded to the notification of opposition to the evidence.
Since March 2020, the processing of paper files has been suspended due to the pandemic. In April 2021, the judicial recess was requested to be authorized because it was an exceptional case, which was rejected. Currently, it has been accumulated with the reimbursement request for the fiscal years 2019-2020, which are in evidence stage.
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
On May 15, 2025, the Court issued a sentence and rejected the extraordinary appeal filed by the national tax authorities. This milestone confirms the finality of the sentence that invoked the reimbursement claim for an amount of 558,439, to which must be added the accrued interest up to the payment date. Consequently, the Bank recorded a tax credit with a balance of 1,925,692 as of December 31, 2025.

F-7
5

BANCO MACRO SA AND ITS SUBSIDIARIES

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
49836-I).
Regarding to the tax periods mentioned in the previous paragraph, on May 19, 2023, the former AFIP notified the beginning of an income tax audit, which was completed.

30.	INTEREST INCOME

Composition	12/31/2025	12/31/2024	12/31/2023

For cash and bank deposits	17,042,902	21,225,033	19,615,682
For government securities	1,304,748,811	1,056,058,575	2,787,449,863
For private securities	2,240,484	3,318,240	3,967,808
For loans and other financing
Non-financial public sector	52,261,142	17,572,206	54,802,878
Financial sector	28,847,788	10,302,773	9,401,598
Non-financial private sector
Overdrafts	552,547,781	399,995,086	500,539,724
Documents	341,019,804	291,378,905	449,305,487
Mortgage loans	247,701,224	470,358,084	417,685,876
Pledge loans	33,635,729	21,447,393	28,382,317
Personal loans	1,423,451,847	713,354,617	699,842,024
Credit cards	410,691,790	381,595,727	570,241,523
Financial leases	12,343,743	18,841,592	9,868,053
Other	508,311,209	443,615,899	509,308,178
For repo transactions
Central Bank of Argentina	471,265	387,384,314	562,056,208
Other financial entities	12,310,004	4,215,510	2,046,917

Subtotal Interest and adjustment for the application of the effective interest rate of financial assets measured at amortized cost	4,947,625,523	4,240,663,954	6,624,514,136

Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through OCI
From debt government securities	57,879,959	396,738,991	383,381,601

Subtotal Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through OCI	57,879,959	396,738,991	383,381,601

Total	5,005,505,482	4,637,402,945	7,007,895,737

F-7
6

BANCO MACRO SA AND ITS SUBSIDIARIES

31.	INTEREST EXPENSE

Composition	12/31/2025	12/31/2024	12/31/2023

For deposits
Non-financial private sector
Checking accounts	67,002,078	216,412,826	318,520,369
Saving accounts	21,775,758	55,396,809	51,906,430
Time deposits and investments accounts	1,738,978,347	2,142,078,045	4,162,439,918
Other			39
For financing received from the BCRA and other financial institutions	2,947,469	6,657,883	6,099,083
For repo transactions
Other financial entities	8,091,163	10,876,608	39,743,187
For other financial liabilities	18,347,980	17,072,350	20,396,018
For issued corporate bonds	37,055,310	21,453,027	4,732,913
For other subordinated corporate bonds	36,261,152	38,713,239	40,622,398

Total	1,930,459,257	2,508,660,787	4,644,460,355

32.	COMMISSIONS INCOME

Composition	12/31/2025	12/31/2024	12/31/2023
Performance obligations satisfied at a point in time
Commissions related to obligations	455,779,885	385,404,102	394,374,312
Commissions related to credit cards	286,948,828	231,247,406	226,574,121
Commissions related to insurance	59,303,665	42,188,385	34,980,239
Commissions related to securities value	28,775,633	27,778,984	23,036,778
Commissions related to trading and foreign exchange transactions	28,571,785	22,282,444	14,588,254
Commissions related to loans	11,067,883	18,759,201	4,110,785
Commissions related to financial guarantees granted	958,770	6,829,116	1,571,624
Performance obligations satisfied over certain time period
Commissions related to credit cards	4,054,785	3,476,745	2,981,585
Commissions related to trading and foreign exchange transactions	1,980,614	5,211,504	1,440,564
Commissions related to loans	820,871	202,709	212,414
Commissions related to obligations	14,317	2,651	10,644

Total	878,277,036	743,383,247	703,881,320

F-7
7

BANCO MACRO SA AND ITS SUBSIDIARIES

33.	COMMISSIONS EXPENSE

Composition	12/31/2025	12/31/2024	12/31/2023

Commissions related to securities transactions	111,840	700,190	1,167,831
Commissions related to trading and foreign exchange transactions	4,836,040	7,626,237	4,348,467
Other
Commissions paid ATM exchange	72,887,172	71,860,062	43,858,120
Checkbooks commissions and clearing houses	25,826,912	17,649,175	13,954,498
Credit cards and foreign trade commissions	7,233,601	6,331,963	8,126,669

Total	110,895,565	104,167,627	71,455,585

34.	NET GAIN FROM MEASUREMENT OF FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

Composition	12/31/2025	12/31/2024	12/31/2023

For measurement of financial assets at fair value through profit or loss
Gain from government securities	384,560,558	2,900,974,091	2,480,443,795
Gain from private securities	46,084,292	46,880,364	198,835,081
Gain from derivative financial instruments
Forward transactions	4,362,020	21,552,162	51,672,475
Gain from other financial assets	3,714,080	7,747,847	3,428,285
Gain from equity instruments at fair value through profit or loss	23,674,416	6,820,270	9,990,919
(Loss) / gain from sale or write-off of financial assets at fair value (1)	(4,633,194)	(5,649,586)	69,086,076
For measurement of financial liabilities at fair value through profit or loss
Loss from derivative financial instruments
Options	(273,456)	(56,325,024)	(22,380,959)

Total	457,488,716	2,922,000,124	2,791,075,672

(1)	Net amount of reclassifications to profit of instruments classified at fair value through other comprehensive income that were derecognized or charged during the fiscal year.

35.	DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

Composition	12/31/2025	12/31/2024	12/31/2023

Income from foreign currency exchange	51,479,712	17,434,163	8,407,039
Translation of foreign currency assets and liabilities into pesos	(26,382,089)	197,275,672	2,278,210,942

Total	25,097,623	214,709,835	2,286,617,981

F-7
8

BANCO MACRO SA AND ITS SUBSIDIARIES

36.	OTHER OPERATING INCOME

Composition	12/31/2025	12/31/2024	12/31/2023
Services	178,988,151	175,741,450	113,111,022
Adjustments and interest from other receivables	38,493,213	34,467,486	30,392,508
Other receivables from financial intermediation	4,802,064	8,346,396	14,984,960
Adjustments from other receivables with CER clauses	2,433,603	24,948,080	22,316,663
Other	57,417,792	37,970,808	27,992,292

Total	282,134,823	281,474,220	208,797,445

37.	EMPLOYEE BENEFITS

Composition	12/31/2025	12/31/2024	12/31/2023
Salaries	572,104,236	627,279,186	541,002,464
Compensations and bonuses to employees	200,840,123	110,537,549	95,544,797
Payroll taxes	146,295,200	156,048,593	136,445,213
Employee services	35,036,342	31,527,686	24,839,711

Total	954,275,901	925,393,014	797,832,185

This item includes compensation for an amount of 82,950,251 under the restructuring plan mentioned in Note 23. During the fiscal year 2025, the remunerations and payroll taxes associated with the personnel involved represented an expense of 49,005,197.

38.	ADMINISTRATIVE EXPENSES

Composition	12/31/2025	12/31/2024	12/31/2023
Taxes	70,674,729	95,451,572	77,177,672
Maintenance, conservation and repair expenses	60,320,764	73,211,226	61,422,878
Other fees	50,956,569	51,484,085	47,475,537
Security services	47,589,913	40,049,584	34,087,862
Software	41,910,583	28,049,981	27,280,601
Armored truck, documentation and events	41,104,431	50,652,360	44,224,087
Advertising and publicity	37,040,349	29,146,923	26,618,673
Electricity and communications	36,787,542	38,975,191	29,779,590
Fees to directors and syndics	15,070,303	24,253,873	77,131,489
Hired administrative services	9,031,896	12,608,136	8,667,808
Representation, travel and transportation	9,004,540	8,499,310	8,105,025
Insurance	6,006,075	5,199,136	3,372,822
Stationery and office supplies	1,664,827	2,575,461	3,063,966
Leases	1,638,642	1,869,846	1,349,001
Other	17,876,906	19,902,432	20,693,547

Total	446,678,069	481,929,116	470,450,558

9

BANCO MACRO SA AND ITS SUBSIDIARIES

39.	OTHER OPERATING EXPENSES

Composition	12/31/2025	12/31/2024	12/31/2023

Turnover tax	531,993,133	488,709,670	544,712,030
From credit cards	184,442,118	192,197,295	175,876,449
Other adjustments and interests for miscellaneous obligations	41,215,598	46,839,702	27,130,435
Insurance claims	33,455,525	18,176,374	18,907,997
Charges for other provisions	31,234,287	21,033,486	25,180,604
Deposit guarantee fund contributions	20,191,376	15,772,067	16,351,076
Promotional expenses	15,561,136	28,188,599	24,761,096
Casualty losses	14,053,942	9,944,857	7,362,269
Loss from sale or impairment of property, plant and equipment	3,837,371	14,814,243	3,958,016
Donations	3,275,007	2,434,724	3,616,581
Loss from sale or impairment of investment properties and other non-financial assets	1,268,162	285,133
Taxes	22,423	769,838	1,038,246
Other	44,198,549	41,816,394	71,434,770

Total	924,748,627	880,982,382	920,329,569

40.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS
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

The table below presents the reconciliation between the item “Cash and cash equivalents” in the Statement of Cash Flows and the relevant accounting items of the Statement of financial position:

Composition	12/31/2025	12/31/2024	12/31/2023

Cash and deposits in banks	4,344,460,177	3,539,501,670	3,446,479,254
Debt securities at fair value through profit or loss	48,986,749	133,124,475	383,160,804
Other debt securities	118,117,576	87,509,366	124,829,061
Loans and other financing	7,297,084	6,791,205	11,580,123

Total	4,518,861,586	3,766,926,716	3,966,049,242

F-8
0

BANCO MACRO SA AND ITS SUBSIDIARIES

The following table shows additional information on operational cash flows interest:

Composition	12/31/2025	12/31/2024	12/31/2023

Interest paid	(2,232,487,210)	(2,361,606,708)	(4,487,694,972)
Interest collected	3,642,444,360	2,966,626,109	6,581,348,001

Total	1,409,957,150	605,019,401	2,093,653,029

The following table shows further information of changes in liabilities arising from financing activities for the year ended December 31, 2025 (lease liabilities changes are disclosed in Note 22):

Composition	Financing received from the BCRA and other financial institutions	Issued Corporate Bonds	Subordinated Corporate Bonds

Opening balance	57,187,788	19,455,743	549,446,878
Cash flow items
Proceeds	85,421,927	720,401,897
Payments		(59,352,355)	(41,308,474)
Non-cash flow items
Movement in accrued interest	3,265,273	37,055,310	36,261,152
Derecognition or substantial modification of financial liabilities	330,089	60,075	1,739,519
Difference in quoted prices of foreign currency	33,228,268	139,523,440	197,553,678
Monetary effect	(26,190,191)	(99,559,533)	(155,660,589)

Ending balance	153,243,154	757,584,577	588,032,164

41.	CAPITAL STOCK
The Bank’s subscribed and
paid-in
capital from January 1, 2023 to December 31, 2025, amounted to 639,413. The capital stock composition is as follows:

Shares			Capital Stock

Class	Stock number	Votes per share	Issued outstanding	In treasury	Paid in

As of December 31, 2025
Registered common stock A	11,235,670	5	11,236		11,236
Registered common stock B	628,177,738	1	628,154	23	628,177

Total 2025	639,413,408		639,390	23	639,413

Shares			Capital Stock

Class	Stock number	Votes per share	Issued outstanding	In treasury	Paid in

As of December 31, 2024 and 2023
Registered common stock A	11,235,670	5	11,236		11,236
Registered common stock B	628,177,738	1	628,177		628,177

Total 2024 and 2023	639,413,408		639,413		639,413

F-
81

BANCO MACRO SA AND ITS SUBSIDIARIES

In accordance with the provisions of Article 64, Law No. 26831 of Capital Markets and the CNV Regulations, the Board of Directors of Banco Macro SA, at its meeting held on October 8, 2025, has resolved to establish a Program for the Acquisition of Own Shares, with the following conditions:

1.	Maximum investment amount: up to $225,000,000,000.

2.
Maximum number of shares to be acquired: up to 30,000,000, Class B registered shares with a face value of $1 (one peso) per share and one vote each, an amount that is within the limit of 10% of the Bank’s capital stock, in accordance with applicable regulations.

3.	Maximum price to be paid for the shares: up to $7,500 per share.

4.
Term for completing the acquisitions: 60 consecutive days, as from the day after the date of publication of the information in the Buenos Aires Stock Exchange Gazette, subject to any renewal or extension of the term, which will be communicated to investors through the same means.

On October 13 and 15, 2025, the Bank acquired 2,000 and 21,107 Class B registered common shares with a face value of $1 (one peso) per share and one vote each, at an average price of $7,490 and $7,426.31 per share, for a total amount of 14,980,000 and 156,747,150 (not restated), respectively.

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
The following table reflects the income and shares data used in the basic earnings per share:

Items	12/31/2025	12/31/2024	12/31/2023
Net profit attributable to parent’s shareholders	289,494,680	428,193,992	1,667,326,227
Plus: Potential dilutive effect inherent to common shares (1)
Net profit attributable to parent’s shareholders adjusted for dilution	289,494,680	428,193,992	1,667,326,227
Weighted average of outstanding common shares of the fiscal year	639,409	639,413	639,413
Plus: Weighted average of additional common shares with dilutive effects
Weighted average of outstanding common shares of the fiscal year adjusted for dilution	639,409	639,413	639,413

Basic earnings per share (in pesos)	452.7535	669.6673	2,607.5889

(1)	The Bank does not have any financial instrument that should be considered as diluted. Therefore, basic and dilutive earning per share is the same amount.
Dividends paid and proposed
The Shareholders’ Meeting held on April 25, 2023, decided to distribute cash dividends and/or dividends in kind, in this case measured at market value, for an amount of 75,040,918 (not restated), representing 117.36 pesos per share, subject to prior BCRA authorization. On May 12, 2023, the BCRA authorized this earnings distribution, which were paid during the fiscal year ended December 31, 2023 according to the installment schedule.
On September 29, 2023, Macro Agro SAU (formerly known as Comercio Interior SAU) distributed cash dividends for an amount of 440,000 (not restated).
Through Communiqué “A” 7984 issued on March 21, 2024 the BCRA established that up to December 31, 2024, financial institutions which had the BCRA’s authorization could distribute up to 60% of the amount of earnings that should have been distributed if the “Earnings distributions” rules had been applied, in 6 equal, monthly and consecutive installments. The amount of each dividend installment will be paid in constant currency on each payment date.
The Shareholders’ Meeting held on April 12, 2024, approved to distribute cash dividends and/or dividends in kind, in this case measured at market value, for an amount of 401,735,819 (not restated), representing 628.29 pesos per share, subject to prior BCRA authorization. On May 6, 2024, the BCRA authorized this earnings distribution.

F-8
2

BANCO MACRO SA AND ITS SUBSIDIARIES

On the other hand, according to Communiqué “A” 7997 issued on April 30, 2024, the BCRA established that financial institutions which had the BCRA’s authorization could distribute earnings in 3 equal, monthly and consecutive installments. Additionally, financial institutions must grant the option to each non-resident
shareholder to receive their dividends –totally or partially– in a single cash installment as long as those funds are applied directly to the primary subscription of Bonds for the Reconstruction of a Free Argentina (BOPREAL, for its acronym in Spanish) in accordance with current exchange regulations. Installments 1, 2 and 3 have been paid on May 22, 2024, June 26, 2024 and July 22, 2024, respectively, for an amount of 161,784,356, 168,541,001 and 176,255,234 (amounts stated in constant currency as of each payment date), respectively.
On April 4, 2025, the Shareholders’ Meeting approved to distribute cash dividends and/or in kind, in this case measured at market value, for an amount of 300,000,000 (amount expressed in constant currency as of December 31, 2024), representing 469.18 pesos per share, subject to prior BCRA authorization. On June 4, 2025, the BCRA authorized this earnings distribution.
On the other hand, according to Communiqué “A” 8214 issued on March 13, 2025, the BCRA established that financial institutions which had the BCRA’s authorization could distribute earnings in 10 equal, monthly and consecutive installments. As of December 31, 2025, installments 1 to 7 have been paid for an amount of 33,978,991, 34,529,086, 35,185,720, 35,845,731, 36,589,874, 37,446,788 and 38,372,817 (amounts stated in constant currency as of each payment date). As of the date of issuance of these consolidated Financial Statements, installments 8, 9 and 10 have been paid for an amount of
39,464,628, 40,601,848 and 41,777,808, respectively (amount stated in constant currency as of each payment date).
The Shareholders’ Meeting held on April 8, 2026, approved to distribute cash dividends and/or dividends in kind, in this case measured at market value, for an amount of 138,956,468 (not restated), representing 217.33 pesos per share, subject to prior BCRA authorization.
On the other hand, according to Communiqué “A” 8410 issued on March 19, 2026, the BCRA established that up to December 31, 2026, financial institutions which have the prior BCRA’s authorization will be allowed to distribute earnings up to 60% of the net income for the 2025 fiscal year, net of legal and statutory reserves. This distribution may be made in 3 equal, non-cumulative monthly installments, starting on the third working day of May and of each month in which the payment is made. The allocation of earnings must be consistent with the information disclosed in the Business Plan and Projections Reporting Regime and the Capital Self-Assessment Report. Moreover, the BCRA established that the calculation of the components to determine distributable earnings, as well as the amount of the aforementioned installments, must be measured in constant currency as of the date of the Shareholders’ Meeting.

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
Banco Macro SA holds a 9.3134% interest in the capital stock according to the percentages disclosed by BCRA Communiqué “B” 13138 issued on March 18, 2026.
According to Communiqué “A” 8407 of the BCRA issued on March 5, 2026, deposits in pesos and foreign currency placed in participating entities in the form of checking accounts, savings accounts, certificates of deposits or other forms of deposit that the BCRA may determine, and which meet the requirements provided for in Presidential Decree No. 540/1995 and other requirements that the regulatory authority may determine from time to time, will be covered up to the amount of 50,000.
On the other hand, the BCRA provided from the exclusion of the guarantee system, among others, of any deposits made by other financial entities, deposits made by persons related to the Bank and securities deposits.

44.	RESTRICTED ASSETS
As of December 31, 2025 and 2024, the following Bank’s assets are restricted:

Composition	12/31/2025	12/31/2024
Cash and deposits in banks
• Fondos de Riesgo Fintech SGR and Alianza SGR – Deposits in other entities (1).	604	5,157

Subtotal cash and deposits in Banks	604	5,157

F-8
3

BANCO MACRO SA AND ITS SUBSIDIARIES

Composition (contd.)	12/31/2025	12/31/2024
Debt securities at fair value through profit or loss and Other debt securities
• Fondos de Riesgo Fintech SGR and Alianza SGR – Debt securities at fair value through profit or loss (1).	58,174,674	52,347,711
• Argentine Treasury Bonds in pesos zero coupon adjusted by CER, maturity 12/15/2026 and Argentine Treasury Bonds in pesos zero coupon adjusted by CER, maturity 06/30/2027, to guarantee BYMA Compensated Operations Forward.	47,364,324
• Discount Bonds in pesos regulated by Argentine Law, maturity 2033, to guarantee the Credit Program for Production Reactivation of the Province of San Juan.	1,552,393	2,651,365
• Discount Bonds in pesos regulated by Argentine Law, maturity 2033 for the minimum statutory guarantee account required for Agents to act in the new categories contemplated under CNV Resolution No. 622/2013, as amended.	1,269,066	1,427,380
• Argentine Treasury Bonds in pesos zero coupon adjusted by CER, maturity 12/15/2026, as of December 31, 2025, and Argentine Treasury Bonds in pesos adjusted by CER 4.25%, maturity 02/14/2025, as of December 31, 2024, for the contribution to the Guarantee Fund II in BYMA according to section 45, Law 26831 and supplementary regulations established by CNV Rules (NT 2013, as amended).	123,101	26,702
• Argentine Treasury Bonds in pesos adjusted by CER 2%, maturity 11/09/2026, to guarantee the Credit Program for Production Reactivation of the Province of San Juan.		488,826
• Other.	1,488,192	1,885,747

Subtotal Debt securities at fair value through profit or loss and Other debt securities	109,971,750	58,827,731

Other financial assets
• Interests derived from contributions made as protector partner (2).	35,005,056	35,765,792
• Fondos de Riesgo Fintech SGR and Alianza SGR – Mutual fund shares (1).	6,814,925	5,388,890
• Financial instruments for minimum statutory guarantee account required for Agents to act in the new categories contemplated under CNV Resolution No. 622/2013, as amended.	1,738,561	1,559,235
• Sundry debtors – other.		1,203,116
• Sundry debtors – attachment within the scope of the claim filed by the DGR of the CABA for turnover tax differences.	827	1,088

Subtotal Other financial assets	43,559,369	43,918,121

Loans and other financing
• Fondos de Riesgo Fintech SGR and Alianza SGR – Loans and other financing (1).	6,357,488	1,609,903

Subtotal Loans and other financing	6,357,488	1,609,903

Financial assets delivered as a guarantee
• Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	186,551,425	182,321,277
• Guarantee deposits related to credit and debit card transactions.	98,839,122	89,866,703
• For securities forward contracts.		30,291,311
• Other guarantee deposits.	61,809,446	22,571,959

Subtotal Financial assets delivered as guarantee	347,199,993	325,051,250

Other non-financial assets
• Fondos de Riesgo Fintech SGR and Alianza SGR – Other non-financial assets (1).	28,085	28,849

Subtotal Other non-financial assets	28,085	28,849

Total	507,117,289	429,441,011

(1)
According to Law 24467, as amended, and Fintech SGR
by-laws
and Alianza SGR
by-laws,
these entities have a risk fund (“Fondo de Riesgo”) which its main objective is to cover the guarantees granted to the protector partners and third parties. The assets of the risk fund could only be applied to partners’ withdrawals, to cover guarantees and other direct expenses.

(2)
As of December 31, 2025 and 2024, it corresponds to contributions to the risk funds Fintech SGR, Alianza SGR and Innova SGR. In order to maintain the tax benefits related to these contributions, they must remain between two and three years from the date they were made.

F-8
4

BANCO MACRO SA AND ITS SUBSIDIARIES

45.	TRUST ACTIVITIES
The Bank is related to several types of trusts. The different trust agreements according to the business purpose sought by the Bank are disclosed below:

45.1	Financial trusts for investment purposes
They are mainly composed of prepayments towards the placement price of provisional trust securities of financial trusts under public and private offering (Confibono, Secubono and Megabono). The assets managed by these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once the trust securities have been placed on the market, the Bank recovers the disbursements made plus an agreed-upon compensation. If after making the best efforts such trust securities cannot be placed, the Bank will retain the definitive trust securities for itself.
Additionally, the portfolio of financial trusts for investment purposes is completed with definitive trust securities of financial trusts in public and private offering (Payway Cobro Acelerado, Secubono, Red Surcos and Megabono Crédito) and certificates of participation (Arfintech).
As of December 31, 2025 and 2024, debt securities and certificates of participation in financial trusts for investment purposes, amounted to 8,491,306 and 6,569,703, respectively.
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
Considering the latest available accounting information as of the date of issuance of these consolidated Financial Statements, the assets managed through Macro Fiducia SAU (subsidiary) under this type of trusts were entirely liquidated during December 2025, while as of December

31,
2024 the assets amounted to 6,867.

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
As of December 31, 2025 and 2024, considering the latest available accounting information as of the date of issuance of these consolidated Financial Statements, the assets managed by Banco Macro SA and Macro Fiducia SAU, amounted to 4,549,370 and 6,225,495, respectively.

45.4	Trusts in which the Bank acts as Trustee (Management)
The Bank, through its subsidiaries, performs management duties of the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

F-8
5

BANCO MACRO SA AND ITS SUBSIDIARIES

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
As of December 31, 2025 and 2024, considering the latest available accounting information as of the date of issuance of these consolidated Financial Statements, the assets managed by the Bank amounted to 222,980,825 and 124,941,605, respectively.

46.	MUTUAL FUNDS DEPOSITARY FUNCTION
As of December 31, 2025 Banco Macro SA, in its capacity as depositary company, holds in custody the shares in mutual funds subscribed by third parties and assets from the following mutual funds:

Funds	Number of shares	Equity
Argenfunds Abierto Pymes	3,170,118,969	73,135,349
Argenfunds Abierto Pymes II	8,783,667,212	14,168,004
Argenfunds Ahorro Pesos	29,097,632	3,863,390
Argenfunds Financiamiento Pesos	9,558,224,291	10,154,728
Argenfunds Gestión Pesos	34,474,906,771	68,252,911
Argenfunds Infraestructura	4,573,244,689	6,585,432
Argenfunds Inversión Dólares	130,249	202,496
Argenfunds Inversión Pesos	26,097,419,429	28,248,055
Argenfunds Liquidez	7,018,223,331	118,228,474
Argenfunds Liquidez Dólares	4,797,621	7,082,244
Argenfunds Renta Argentina	355,916,114	53,191,296
Argenfunds Renta Balanceada	81,991,416	7,136,807
Argenfunds Renta Capital	4,261,226	6,919,123
Argenfunds Renta Crecimiento	54,522	146,733
Argenfunds Renta Dinámica	174,680,528,605	73,468,383
Argenfunds Renta Fija	21,670,799	2,544,930
Argenfunds Renta Fija II	33,647,261,392	51,888,554
Argenfunds Renta Flexible	200,205,163	6,668,373
Argenfunds Renta Global	3,033,969	24,627
Argenfunds Renta Mixta	1,154,082,668	27,071,588
Argenfunds Renta Mixta Plus	838,077	1,253,991
Argenfunds Renta Pesos	7,279	3,622
Argenfunds Renta Total	568,371,479	4,560,314
Argenfunds Renta Variable	2,834,890,054	2,581,636
Argenfunds Retorno Absoluto	63,420,101	1,483,560
Pionero Acciones	24,130,060	39,635,145
Pionero Acciones Argentinas (1)	22,635	8,183,696
Pionero Acciones Plus	12,711,573	3,870,060
Pionero Ahorro Dólares Plus	102,917,184	155,386,540

F-8
6

BANCO MACRO SA AND ITS SUBSIDIARIES

Funds (contd.)	Number of shares	Equity
Pionero Ahorro Dólares	57,998,310	90,817,600
Pionero Argentina Bicentenario	411,654,410	23,441,588
Pionero Capital	1,819,935,732	8,500,528
Pionero Capital Plus (1)	52,643,940	4,619,830
Pionero Crecimiento	2,457,239,120	25,640,547
Pionero Desarrollo	6,375,890,765	82,289,753
Pionero Dólar Dinámico	31,402,547	48,019,105
Pionero Dólar Gestión	1,000	1,459
Pionero Empresas FCI Abierto Pymes	452,678,165	29,605,166
Pionero FF	148,042,291	32,978,702
Pionero Gestión	2,661,310,883	90,840,547
Pionero Fondo Común de Inversión Abierto para el Financiamiento de la Infraestructura y la Economía Real	751,339,074	4,293,612
Pionero Inversión Dólares	10,916,311	17,702,831
Pionero Moneda	11,605,807,478	15,619,721
Pionero Money Market Dólares	422,894,777	626,032,070
Pionero Multiestrategia Mix	100,000	166
Pionero Multiestrategia Plus	100,000	166
Pionero Patrimonio I (1)	51,428,750,430	91,790,314
Pionero Performance	212	100
Pionero Performance II	50,038	2,103
Pionero Performance III	666	99
Pionero Pesos	6,535,845,768	592,667,796
Pionero Pesos Plus (1)	41,909,363,575	2,205,660,178
Pionero Recovery	2,068,683,159	6,026,145
Pionero Renta	9,316,051	13,033,646
Pionero Renta Ahorro	701,672,337	186,056,091
Pionero Renta Ahorro Plus	758,856,157	45,401,145
Pionero Renta Balanceado	4,559,413,671	54,070,667
Pionero Renta Crecimiento (1)	6,517,746	11,831,291
Pionero Renta Dólar Estrategia	13,773,895	24,748,378
Pionero Renta Dólares	22,551,349	39,037,813
Pionero Renta Dólares Plus	5,706,511	16,320,649
Pionero Renta Estratégico	515,348,677	33,207,962
Pionero Renta Fija Dólares	18,993,130	55,234,604
Pionero Renta Global (1)	31,255,857	6,457,877
Pionero Renta Mixta I	301,650,531	19,099,955
Pionero Renta Pesos	42,029,876	6,987,373
Pionero Retorno	7,851,544,078	15,468,662
Pionero Retorno Total	22,007,748	2,260,519

(1)
On October 15, 2025, the Board of Directors of Macro Fondos SGFCISA approved a scheme for the reorganization and merger of various Mutual Funds managed by the entity. As part of that scheme, on November 19, 2025, the CNV, through resolution
RESFC-23346-APN-DIR#CNV,
approved the merger by absorption of the funds “Pionero Pesos Plus II” (former Goal) and “Pionero Premium” (former Goal) into the fund “Pionero Pesos Plus”, which was effective on December 9, 2025, and proceeded to cancel the registration of the funds “Pionero Pesos II” (former Goal) and “Pionero Premium” (former Goal), under registration numbers No. 151 and No. 1334. Additionally, on December 10, 2025, the CNV, through resolution
RESFC-2025-23370-APN-DIR#CNV,
approved the merger by absorption of the fund “Pionero Ahorro Max” (former Goal) into the fund “Pionero Patrimonio I”, which was effective on December 29, 2025, and proceeded to cancel the registration of the fund “Pionero Ahorro Max” (former Goal), under registration number No. 623.

F-8
7

BANCO MACRO SA AND ITS SUBSIDIARIES

The following mergers became effective on March 2, 2026, at which time the registration of the absorbed funds was canceled, further advancing the new reorganization and merger scheme managed by the entity.

Date	Absorbing funds	Absorbed funds	File code
10/27/2025	Pionero Renta	Pionero Renta Crecimiento	EX-2025-119185003- -APN-GFCI#CNV
10/27/2025	Pionero Renta Ahorro Plus	Pionero Renta Global	EX-2025-119187327- -APN-GFCI#CNV
10/27/2025	Pionero Acciones	Pionero Acciones Argentinas	EX-2025-119182960- -APN-GFCI#CNV
10/27/2025	Pionero FF	Pionero Capital Plus	EX-2025-119146973- -APN-GFCI#CNV

47.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS
The items recognized by the Bank to constitute the minimum cash requirement effective for December 2025 are listed below, indicating the amounts as of month-end
of the related items:

Items	12/31/2025
Cash and deposits in banks
Amounts in BCRA accounts	3,045,224,283
Other debt securities
Government securities computable for the minimum cash requirements	1,815,038,763
Financial assets delivered as guarantee
Special guarantee accounts with the BCRA	186,551,425

Total	5,046,814,471

48.	CORPORATE BONDS ISSUANCE
The corporate bonds liabilities recorded by the Bank are as follows:

Corporate Bonds	Original value		Residual face value as of 12/31/2025	12/31/2025	12/31/2024
Subordinated Resettable – Class A	USD 400,000,000	(1)	USD 400,000,000	588,032,164	549,446,878
Non-subordinated – Class G	USD 530,000,000	(2)	USD 530,000,000	757,584,577
Non-subordinated – Series XXXII	1,000,000	(3)	1,000,000		19,455,743

Total				1,345,616,741	568,902,621

On April 26, 2016, the General Regular Shareholders’ Meeting approved the creation of a Global Program for the Issuance of Medium-Term Debt Securities, in accordance with the provisions of Law No. 23576, as amended and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies or power units, under which it is possible to issue simple corporate bonds, not convertible into shares in one or more classes. Also, on April 28, 2017, the General Regular and Special Shareholder’ Meeting resolved to extend the maximum amount of the abovementioned Global Program up to USD 1,500,000,000 (one thousand five hundred millions US dollars), and on April 27, 2018, the abovementioned Shareholders’ Meeting resolved to increase the maximum amount of the Global Program for the Issuance of Corporate Bonds, in face value, from USD 1,500,000,000 to USD 2,500,000,000 or an equal amount in other currencies, as determined by the Board of Directors in due time. Finally, on October 20, 2021 due to a Board of Directors resolution, the Bank required from the CNV a five-year extension of the abovementioned program, which was approved by the Regulator through a note issued on December 15, 2021.

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

F-8
8

BANCO MACRO SA AND ITS SUBSIDIARIES

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
On January 12, 2026, the Bank announced a cash tender offer for any and all of its Class A Corporate Bonds, establishing in that offer an early tender date on January 26, 2026 and a late tender date on February 10, 2026. Accordingly, on January 28, 2026, designated as the early settlement date, the Bank repurchased Class A Corporate Bonds for a face value of USD 275,345,000, at a price of USD 1,010 for each USD 1,000 of principal of the Corporate Bonds validly tendered and accepted on or before the early tender date. Additionally, on that same date, the Bank paid the accrued interest on the repurchased Corporate Bonds. Subsequently, on February 11, 2026, the Bank repurchased Class A Corporate Bonds for a face value of USD 3,200,600, at a price of USD 1,010 for each USD 1,000 of principal of the Corporate Bonds validly tendered and accepted on or before the late tender date. Additionally, on that same date, the Bank paid the accrued interest on the repurchased Corporate Bonds. The repurchased Corporate Bonds were cancelled.
As of the date of issuance of these consolidated Financial Statements, the face value of outstanding Class A Corporate Bonds amounts to 121,454,400.

(2)
On June 23, 2025, under the abovementioned Global Program, the Bank issued Class G Corporate Bonds in US dollars at a fixed rate of 8% p.a., fully amortizable upon maturity (June 23, 2029) for a face value of USD 400,000,000 (four hundred million US dollars), under the terms and conditions set forth in the pricing supplement dated April 14, 2025. Interest is paid semiannually on June 23 and December 23 of every year.

On the other hand, it could be fully redeemed, not partially, and only for tax or regulatory purposes, respecting current regulations regarding equal treatment among investors.
Additionally, on August 4, 2025, the Bank issued additional corporate bonds to Class G, with the same characteristics previously described, for a face value of USD 130,000,000.
As of the date of issuance of these consolidated Financial Statements, the total face value of Class G corporate bonds amounts to USD 530,000,000.
In accordance with CNV rules, the Board of Directors, at its meeting held on November 12, 2025, approved the application of the funds from Class G Corporate Bonds for a face value of USD 400,000,000 and informed the CNV, as a sworn statement, that the abovementioned application fulfills the funds allocation plan committed in the pricing supplement dated June 9, 2025, having applied all the net funds from the issuance of the additional Class G Corporate Bonds to working capital in Argentina and general financing purposes related to the commercial activity of the Bank (including the granting of loans and the rising of the liquidity position). Additionally, the Board of Directors, at its meeting held on January 14, 2026 approved the application of the funds from Class G Corporate Bonds for a face value of USD 130,000,000 and informed the CNV, as a sworn statement, that the abovementioned application fulfills the funds allocation plan committed in the pricing supplement dated July 29, 2025, having applied all the net funds from the issuance of the additional Class G Corporate Bonds to working capital in Argentina and general financing purposes related to the commercial activity of the Bank (including the granting of loans).

(3)
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
As of the date of issuance of these consolidated Financial Statements, Series XXXII corporate bonds have been fully paid.

9

BANCO MACRO SA AND ITS SUBSIDIARIES

On January 28, 2026, under the abovementioned Global Program, the Bank issued Class H Corporate Bonds in US dollars at a fixed rate of 8% p.a., fully amortizable upon maturity (January 28, 2031) for a face value of USD 400,000,000 (four hundred million US dollars), under the terms and conditions set forth in the pricing supplement dated January 12, 2026. Interest is paid semiannually on July 28 and January 28 of every year. The Bank allocated part of the funds from the issuance of Class H Corporate Bonds to repurchase Class A Corporate Bonds, according to the Tender Offer mentioned in item (1), for a face value of USD 278,545,600. The amount applied for such purpose totaled USD 281,331,056 in principal and premium and USD 4,325,227.46 in accrued interest. The remaining funds have been temporarily invested in short-term investments, including, without limitation, money market instruments, and will be applied to one or more of the other purposes specified in the pricing supplement.

49.	OFF BALANCE SHEET TRANSACTIONS
In addition to Note 4, the Bank maintains different off balance sheet transactions, pursuant to the BCRA standards. The composition of the amounts of the main off balance sheet transactions as of December 31, 2025 and 2024, is as follows:

Composition	12/31/2025	12/31/2024
Custody of government and private securities and other assets held by third parties	12,744,498,368	14,144,129,509
Preferred and other collaterals received from customers (1)	3,615,184,586	2,474,888,943
Outstanding checks not yet paid	241,855,374	332,987,954
Checks already deposited and pending clearance	154,188,835	238,181,801
Written-off credits	122,858,052	42,379,838
Securities received guarantee repurchase transactions (see Note 7)		30,291,314

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force on this matter.

50.	TAX AND OTHER CLAIMS

50.1	Tax claims
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

On 09/02/2024, the National Tax Court issued a sentence against the Bank’s interests, with costs at its expense. On 09/16/2024, a limited review and appeal request was filed with the Federal Administrative Contentious Court, which was initiated on 09/23/2024.
On 12/16/2025 the Court issued a sentence allowing the appeal filed by the Bank, revoking the sentence of the National Tax Court which had upheld the judgment of the national tax authorities.

c)	Ex-officio turnover tax determinations in progress and/or adjustments, as a withholding agent and over municipal fees, pending resolution by the tax authorities of certain jurisdictions.

F-
90

BANCO MACRO SA AND ITS SUBSIDIARIES

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

Additionally, profits may only be distributed to the extent that the financial institution has positive results, after deducting, on a non-accounting
basis, from retained earnings and the optional reserve for future distribution of earnings, (i) the amounts of the legal and other earnings reserves which are mandatory, (ii) all debit amounts of each one of the accounting items recognized in “Other Comprehensive Income”, (iii) income from the revaluation of property, plant and equipment, intangible assets and investment property, (iv) the positive net difference between the amortized cost and the fair value of government debt instruments and/or monetary regulation instruments issued by the BCRA for those instruments recognized at amortized cost, (v) the adjustments identified by the Superintendence of Financial and Exchange Entities of the BCRA or by the independent external auditor and that have not been recognized in the accounting records and (vi) certain franchises granted by the BCRA. Moreover, no profit distributions shall be made out of the profit originated as a result of the first-time application of the IFRS, for which a normative reserve was created, and its balance as of December 31, 2025 was 190,922,899 (nominal value: 3,475,669).
Additionally, as of December 31, 2025, the adjustments to be made on unappropriated retained earnings of Banco Macro SA are as follows:

•	Other comprehensive income 488,781.

•
Positive net difference between the amortized cost and the fair value of government debt instruments and/or monetary regulation instruments issued by the BCRA for those instruments recognized at amortized cost for 5,148,778.

The Bank must verify that, after completion of the earning distribution, a capital maintenance margin equal to 3.5% of risk-weighted assets is kept, apart from the minimum capital required by law, to be integrated by Tier 1 (COn1) ordinary capital, net of deductible items (CDCOn1).

F-9
1

BANCO MACRO SA AND ITS SUBSIDIARIES

According to Communiqué “A” 8410, the BCRA established that up to December 31, 2026, financial institutions which have the prior BCRA’s authorization will be allowed to distribute earnings up to 60% of the net income for the 2025 fiscal year, net of legal and statutory reserves. This distribution may be made in 3 equal, non-cumulative monthly installments, starting on the third working day of May and of each month in which the payment is made. The allocation of earnings must be consistent with the information disclosed in the Business Plan and Projections Reporting Regime and the Capital Self-Assessment Report. Moreover, the BCRA established that the calculation of the components to determine distributable earnings, as well as the amount of the aforementioned installments, must be measured in constant currency as of the date of the Shareholders’ Meeting.

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

Moreover, the Regular Shareholders’ Meeting of Banco Macro SA held on April 8, 2026 decided to applied the unappropriated retained earnings for an amount of
290,438,876
(not restated) as follows (the figures mentioned below are stated in constant currency as of December 31, 2025):

a)	57,898,529 to the Legal Reserve;

b)	13,680,229 to the Personal Asset Tax on Business Companies; and

c)	218,860,118 to the Optional Reserve for Future Distribution of Earnings.
In addition, as it is mentioned in Note 42, the aforementioned Shareholders decided to partially apply the Optional Reserve for Future Distribution of Earnings, in order to allocate up to the amount of
138,956,468
(figure stated in constant currency as of December 31, 202
5
) to the payment of a cash dividend and/or dividend in kind subject to prior authorization from the BCRA.
As of the date of issuance of these consolidated Financial Statements, the earnings distribution is pending authorization by the BCRA. See also Note 42.

52.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT
As a financial institution, the activities of Banco Macro SA are governed by Financial Entities Law No. 21526, as supplemented, and the regulations issued by the BCRA, and is exposed to intrinsic risks related to the financial industry. Moreover, the Bank adheres to the good banking practices laid out in BCRA Communiqué “A” 7465—Financial Entities Corporate Governance Guidelines.
The Bank publicly trades its shares on the Buenos Aires Stock Exchange (BCBA, for its acronym in Spanish) and, thus, it is subject to the regulations issued by the CNV.
Through General Resolution No. 797/19, as supplemented and amended, the CNV established the minimum contents of the Corporate Governance Code, adding notions of good corporate governance to corporate management as guidelines or recommendations that seek to provide transparency thereto. The CNV annually requires the issuance of a report in which financial institutions have to explain how the recommendations are implemented or to explain the reasons why it decided not to adopt the good practices described in such resolution. The Bank annually publishes a document called Corporate Governance Explanatory Report together with the Annual Report to the Shareholders for the fiscal year, required by regulations, which is available on the Bank’s website and on that of such enforcement agency.
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

F-9
2

BANCO MACRO SA AND ITS SUBSIDIARIES

•	Ownership structure
As of December 31, 2025, the Bank’s shareholders are:

Full name / corporate name	Participating Interest	Voting Interest
Fideicomiso de Garantía JHB BMA	17.28	19.65
Carballo Delfín Jorge Ezequiel	19.27	20.87
ANSES FGS Law No. 26425	29.76	27.81
Grouped shareholders (Local stock exchanges)	11.21	10.67
Grouped shareholders (Foreign stock exchanges)	22.48	21.00

•	Board of Directors and Senior Management
The Bank’s Board of Directors is currently made up of 13 regular directors and 2 alternate directors. Members are renewed by thirds and the appointed Directors remain in office for three fiscal years. Directors are selected and appointed by the Shareholders’ Meeting. Once elected, the BCRA must confirm the designation of the Directors, expressly authorizing them to accept the designation, pursuant to the terms as to experience and knowledge, contained in the rules CREFI
2-Creation,
Operation and Expansion
–XV-
Financial Entities Authorities.

Name	Position
Jorge Pablo Brito	Chairman
Carlos Alberto Giovanelli	Vice chairman
Nelson Damián Pozzoli	Director
Fabián Alejandro de Paul (1)	Director
Agustín Mariano Álvarez (1)	Director
Constanza Brito	Director
Sebastián Palla (1)	Director
Mario Luis Vicens (1)	Director
Delfín Federico Ezequiel Carballo	Director
Marcos Brito	Director
José Alfredo Sánchez	Director
Daniela Anahí Rivarola Meilán (1)(2)	Director
Lucas Matías Gregorio (1)(2)(3)	Director
Juan Ignacio Catalano	Alternate director
Santiago Horacio Seeber	Alternate director

(1)	Independent director.
(2)	Designated by ANSES-FGS proposal.
(3)
As a proposal of ANSES-FGS, the Shareholders’ Meeting held on April 8, 2026 decided the designation of Miguel Iribarne as director to fill the vacancy created as a consequence of the expiration of Lucas Matías Gregorio’s term.

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

F-9
3

BANCO MACRO SA AND ITS SUBSIDIARIES

Senior Management is directed by a General Manager appointed by the Board and also includes officers reporting directly to the general manager, forming the Senior Management, as well as officers of three staff areas reporting directly to the Board. Members are detailed below:

Name	Position
Juan Martín Parma	CEO
Guillermo Jejcic	Retail banking manager
Mercedes Bembibre	People manager
Francisco Muro	Distribution and sales manager
Adrián Mariano Scosceria	Corporate banking manager
Ernesto Eduardo Medina	Technology and banking transactions manager
Gastón Mooney	CRO
Juan Domingo Mazzón	Strategy, management control and institutional relations manager
Agustín Devoto	Wealth management, asset management and private banking manager
Jorge Francisco Scarinci	CFO

•	Committees
The corporate
by-laws
state that the Board of Directors may establish the Committees that it deems appropriate for the business of the Bank, as well as appoint their members. The Bank currently features the following Committees:

Committee	Functions
CNV Audit / SEC	They are established in Capital Markets Law, as supplemented.

Internal Audit	Overseeing the proper operation of the internal control systems defined at the Bank through a periodic assessment thereof and contributing to improving the effectiveness of internal controls.

Risk Management	It is in charge of monitoring Senior Management’s activities involving the management of credit, market, liquidity, operational, compliance and reputation risks, among others. It advises the Board of Directors on the Bank’s risks.

Assets and Liabilities	Setting out the Bank’s financial strategy, analyzing the markets and establishing the policies on assets and liabilities, management of market, liquidity, interest rate and currency risks.

Technology Governance	Overseeing the proper operation of the information technology environment and contributing to improving the effectiveness thereof.

Information Security	Overseeing the protection of information assets, ensuring the confidentiality, integrity and availability of information and compliance with the Bank’s security policies.

Credit	Approving credit transactions based on credit capacity.

Legal Recovery	Engaged in defining payment arrangements exceeding the predetermined parameters, as well as reclassifying portfolio to be subject to legal proceedings or accounting derecognitions.

Personnel Incentives	Ensuring the financial incentives for personnel system is consistent with the culture, the objectives, the business in the long term, the strategy and the control environment of the Bank.

Ethics and Compliance	Ensuring the Bank has the proper means to promote correct decision-making and compliance with internal and external regulations.
Corporate Governance and Designations	The Committee’s duties include those related to the process of renewing and replacing Senior Management members and the succession plans. It is also in charge of applying the Corporate Governance Code at the Bank and at its subsidiaries.

Anti-money Laundering of assets and terrorism financing	Planning and coordinating compliance with the policies established by the Board of Directors on the matter.

Financial Services User Protection	The duties of this Committee include those related to ensure the existence and maintenance of a financial services user protection process and a customer service system.

F-9
4

BANCO MACRO SA AND ITS SUBSIDIARIES

•	Code of ethics
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
Branches
As of the date of issuance of these consolidated Financial Statements, the Bank has 444 branches throughout the entire country.
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

F-9
5

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

F-96

BANCO MACRO SA AND ITS SUBSIDIARIES

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

F-97

BANCO MACRO SA AND ITS SUBSIDIARIES

Risk Management
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
The Financial Models and Risk Management estimates the economic capital for each one of the individual risks (Market, Liquidity, Interest Rate, Credit, Counterparty Credit, Concentration, Operational, Securitization, Strategic and Reputational) determined for the Bank on a consolidated basis with its subsidiaries with the same scope as the regulation. The methods used to deal with subsidiaries are exactly the same.
The economic capital sufficiency evaluation process is an integral part of the corporate governance and risk management culture of the Bank.
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

F-9
8

BANCO MACRO SA AND ITS SUBSIDIARIES

Minimum capital requirements:
The table below shows the minimum capital requirements measured on a consolidated basis, effective for the month of December 2025, along with its integration (computable equity liability) as of the end of such month:

Item	12/31/2025
Minimum capital requirements	1,316,638,136
Computable equity	4,930,959,442

Capital surplus	3,614,321,306

The following are the policies and processes aimed at identifying, assessing, controlling and mitigating each one of the main risks:

52.1	Credit Risk
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
To grant predefined products and restricted amounts to the Small Companies and Agro segments, the Bank has standardized assessment systems that are used on a decentralized manner and include origination scoring and screening methods to admit and assign limits, based on the customers’ economic, financial and equity information. There is also a centralized massive qualification periodic process that Risk Management makes available to branches on a continuous basis.

9

BANCO MACRO SA AND ITS SUBSIDIARIES

When transactions in amount the instances of authorization by delegated powers or through the decentralized risk analysis, ratings are approved in the Credit Committees. The powers vested on the different decision-making bodies are continuously reviewed to adjust them to the Bank’s volume of transactions and thus improve credit rating.
The risk analysis of assistance addressed in the Credit Committees is carried out at the Corpo and Megra Credit Management by specialized risk analysts that prepare separate risk reports per customer or group of companies, which are provided to Committee members to support the credit decisions made.
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
To speed up origination circuits, the Retail Credit Management has widened the use of scoring methods, which impose a minimum limit for the customer to be admitted for credit purposes, considering an acceptable delinquency level.
Consumer portfolio qualifications are available on a permanent basis to branches in the system called Customer Relationship Management (CRM) and to customers through digital channels, which allows operating within the limits and conditions approved by the Risk Management on a centralized basis. This modality restricts the operating risks that are inherent to the assessment.
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
To mitigate credit risk, guarantees are requested on agreed financing. A particular area of the Risk Management Department manages all guarantees received by the Bank and assesses and updates regularly the appraisal value and effective term to monitor the quality of risk mitigators.

F-
100

BANCO MACRO SA AND ITS SUBSIDIARIES

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
The following chart shows the composition of loan loss allowances according to the type of financial instrument as of December 31, 2025, and 2024:

Composition	12/31/2025	12/31/2024
Loans and other financing	507,532,406	162,271,441
Loans commitment	25,172,929	10,401,480
Other financial assets	1,374,705	368,228
Other debt securities at amortized cost	971,415	800,929
Other debt securities at fair value through OCI	11	110,160
Financial assets delivered as a guarantee		6,545

Total	535,051,466	173,958,783

The Risk Management is responsible for, among others, credit risk management, which consists of identifying, assessing, following up, controlling and mitigating this risk across credit cycle stages.
The design and development of ECL Models is the responsibility of the Financial Models and Risk Management. It reports to the Risk Management, which is also in charge of designing and calculating rating and scoring models to quantify credit risk and the measures to calculate PD, EAD and LGD, as well as other models to calculate the impact of the prospective view. Wholesale Corpo and Megra Credit Management also participates in this task.
The Collections and Credit Administration Management, through the Credit Review area, analyze the entire portfolio under individual assessment and classifies customers in different credit risk stages. Together with the Corpo and Megra Credit Management, the SME Credit Management and Credit Recovery Departments (that contribute their view from a standpoint of risk assessment and recovery management), they calculate ECL for corporate customers in stage 2 and stage 3.
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

F-
101

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

F-10
2

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
The following table discloses the risk levels score and rating arising from the Bank’s models:

Category	12/31/2025		12/31/2024
	Weighted PD	% Gross carrying amount	Weighted PD	% Gross carrying amount
Performing	2.14%	93.06%	1.53%	96.83%
High grade	0.77%	78.22%	0.68%	85.76%
Standard grade	4.96%	6.79%	4.56%	6.06%
Sub-standard grade	13.00%	8.05%	12.19%	5.01%
Past due but not impaired	46.40%	4.01%	34.61%	2.05%
Impaired	100.00%	2.93%	100.00%	1.12%

Total		100.00		100.00

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

F-10
3

BANCO MACRO SA AND ITS SUBSIDIARIES

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

F-10
4

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
The Credit Administration Department analyzes all the portfolio under this approach, with special emphasis on customers in stages 2 and 3 in the previous month and those showing objective data that could evidence the existence of a SICR. The study is supplemented with the macroeconomic context and other news in relation to the performance of customers. Its staging proposal is submitted to the consideration of Corpo and Megra Credit Management, the SME Credit and Corporate Collections Management, which incorporate their own vision of the customer or the activity sector. The final assessment of the stage assigned to each customer is approved by the Collections and Credit Administration Management and is used as an input to estimate the ECL of the customers analyzed on an individual basis.
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
The main economic variables that impact on the expected losses used to calculate ECL for each economic scenario are changes in GDP and changes in real wages, among others.
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
The following table shows the estimated values for the main macroeconomic variables used in the models for each scenario (base case, alternative 1 [downside case] and alternative 2 [upside case]), with the assigned probability of occurrence to each scenario:

F-10
5

BANCO MACRO SA AND ITS SUBSIDIARIES

Key Drivers	ECL Scenario	Assigned probabilities	2026	2027	2028
		%	%	%	%
GDP growth %	Base case	70	4.46	4.99	3.51
	Alternative 1 (Downside case)	20	1.96	2.51	2.95
	Alternative 2 (Upside case)	10	5.49	6.01	3.96
Real Wages %	Base case	70	1.96	5.53	3.47
	Alternative 1 (Downside case)	20	0.32	2.01	3.03
	Alternative 2 (Upside case)	10	3.02	6.98	5.02

52.1.3	Overview of modified and forborne loans
From a risk management point of view, once an asset is forborne or modified, the Bank’s special department for distressed assets continues to monitor the exposure until it is completely and ultimately derecognized.
The amortized cost of loans modified during 2025 and the associated net modification amounted to 127,305,343 and 23,003,607, respectively. The amortized cost of loans modified during 2024 and the associated net modification amounted to 19,797,981 and 632,911, respectively.

52.1.4	Portfolio quality
The table below shows the analysis by aging of performing loans in arrears (in days):

Portfolio Type	12/31/2025
	Delinquent, performing (in days)
	0 to 31	From 32 to 90	From 91 to 180	From 181 to 360	Over 360
Commercial loans	99.5%	0.3%	0.2%	0.0%	0.0%
Commercial loans comparable to consumer	99.9%	0.1%	0.0%	0.0%	0.0%
Consumer loans	100.0%	0.0%	0.0%	0.0%	0.0%

Total	99.8%	0.1%	0.1%	0.0%	0.0%

Portfolio Type	12/31/2024
	Delinquent, performing (in days)
	0 to 31	From 32 to 90	From 91 to 180	From 181 to 360	Over 360
Commercial loans	99.9%	0.1%	0.0%	0.0%	0.0%
Commercial loans comparable to consumer	99.8%	0.2%	0.0%	0.0%	0.0%
Consumer loans	100.0%	0.0%	0.0%	0.0%	0.0%

Total	99.9%	0.1%	0.0%	0.0%	0.0%

F-10
6

BANCO MACRO SA AND ITS SUBSIDIARIES

The following table shows the loans and other financing portfolio under credit risk by industry sector, classified by risk stage and identifying the expected loss calculated under individual or collective basis:

	1		2		3	12/31/2025
	Collective	Individual	Collective	Individual
Loans and other financing	6,993,550,270	3,184,636,890	694,845,767	14,715,447	328,099,055	11,215,847,429
Non-financial public sector	4,428,643	224,033,600	410		5,734	228,468,387
Other financial entities	7,692	117,683,476				117,691,168
Non-financial private sector	6,989,113,935	2,842,919,814	694,845,357	14,715,447	328,093,321	10,869,687,874
Individuals	3,348,245,753	106,659,949	379,745,701		184,028,495	4,018,679,898
Manufacturing industry	469,621,688	1,078,617,006	42,236,393	14,715,447	27,614,571	1,632,805,105
Agricultural and cattle industry	1,046,069,698	360,705,523	61,504,492		27,552,144	1,495,831,857
Services	866,315,199	299,297,630	83,494,115		32,512,156	1,281,619,100
Commercial activities	819,665,277	332,923,924	84,257,134		35,399,895	1,272,246,230
Exploration of mines and quarries	43,286,899	310,909,634	3,744,456		5,186,071	363,127,060
Financial intermediation	31,712,252	215,904,481	1,006,156		258,374	248,881,263
Construction activities	136,089,348	54,762,728	16,773,051		7,147,426	214,772,553
Electricity supply and gas	6,218,562	74,861,117	260,636		71,611	81,411,926
Public administration	25,350,916		2,262,287		874,309	28,487,512
Water supply and public sanitation	1,999,246	384,145	95,448		631,727	3,110,566
Education	194,539,097	7,893,677	19,465,488		6,816,542	228,714,804

	1		2		3	12/31/2024
	Collective	Individual	Collective	Individual
Loans and other financing	5,516,752,488	1,964,390,336	205,567,575	19,929,312	87,644,637	7,794,284,348
Non-financial public sector	1,358,433	90,640,716	1,555			92,000,704
Other financial entities	463,333	81,524,149	1,101,518			83,089,000
Non-financial private sector	5,514,930,722	1,792,225,471	204,464,502	19,929,312	87,644,637	7,619,194,644
Individuals	2,838,872,375	62,558,006	105,383,341		44,906,607	3,051,720,329
Manufacturing industry	341,420,065	568,301,470	8,660,309	4,014,452	5,217,426	927,613,722
Agricultural and cattle industry	685,249,467	250,744,282	43,162,743		12,879,445	992,035,937
Services	700,316,343	128,917,284	21,881,289		11,545,165	862,660,081
Commercial activities	572,834,011	248,426,496	16,728,267	15,914,860	9,541,785	863,445,419
Exploration of mines and quarries	35,155,973	227,122,267	1,044,863		135,890	263,458,993
Financial intermediation	26,997,790	194,803,435	207,577		57,337	222,066,139
Construction activities	104,993,766	55,478,524	3,428,608		887,100	164,787,998
Electricity supply and gas	5,625,617	41,403,511	69,948		11,396	47,110,472
Public administration	22,115,027		429,299		326,722	22,871,048
Water supply and public sanitation	1,582,070	391,260	14,845		63	1,988,238
Education	179,768,218	14,078,936	3,453,413		2,135,701	199,436,268

F-10
7

BANCO MACRO SA AND ITS SUBSIDIARIES

52.1.5	Collateral and other credit improvements

•	Guarantees received for the entire portfolio
The following table shows the amounts of guarantees received for the entire portfolio as of December 31, 2025.

Class of financial instrument	Maximum exposure to credit risk	Fair value of collateral						Total collateral	Net exposure	Associated ECL
		Pledges on time deposits	Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Pledges on personal property	Other
Loans and other financing	11,215,847,429	9,066,115	420,667,860	678,765,297	267,361,438	51,607,073	2,076,463,103	3,503,930,886	7,711,916,543	507,532,406
Loans commitment	6,015,801,395	11,877,237		8,915,762	18,972	1,780,604	88,661,125	111,253,700	5,904,547,695	25,172,929
Other debt securities at amortized cost	4,298,632,974								4,298,632,974	971,415
Other financial assets	690,161,950								690,161,950	1,374,705
Other debt securities at fair value through OCI	118,166,384								118,166,384	11

Total	22,338,610,132	20,943,352	420,667,860	687,681,059	267,380,410	53,387,677	2,165,124,228	3,615,184,586	18,723,425,546	535,051,466

•	Guarantees received for the portfolio in Stage 3
The following table shows the amounts of guarantees for the portfolio in Stage 3 as of December 31, 2025.

Class of financial instrument	Maximum exposure to credit risk	Fair value of collateral						Total collateral	Net exposure	Associated ECL
		Pledges on time deposits	Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Pledges on personal property	Other
Loans and other financing	328,099,055		138,757	14,890,931			30,920,700	45,950,388	282,148,667	245,585,902
Loans commitment	115,391								115,391
Other financial assets	1,373,672								1,373,672	1,373,672

Total	329,588,118		138,757	14,890,931			30,920,700	45,950,388	283,637,730	246,959,574

F-10
8

BANCO MACRO SA AND ITS SUBSIDIARIES

•	Guarantees received for the entire portfolio
The following table shows the amounts of guarantees received for the entire portfolio as of December 31, 2024.

Class of financial instrument	Maximum exposure to credit risk	Fair value of collateral						Total collateral	Net exposure	Associated ECL
		Pledges on time deposits	Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Pledges on personal property	Other
Loans and other financing	7,794,284,348	12,153,965	331,292,575	260,067,366	162,554,671	7,676,386	1,618,620,194	2,392,365,157	5,401,919,191	162,271,441
Loans commitment	5,598,081,210	10,196,171		6,530,875	1,225	2,166,750	63,628,765	82,523,786	5,515,557,424	10,401,480
Other debt securities at amortized cost	3,535,733,359								3,535,733,359	800,929
Other financial assets	660,715,986								660,715,986	368,228
Other debt securities at fair value through OCI	584,781,586								584,781,586	110,160
Financial assets delivered as a guarantee	29,089,363								29,089,363	6,545

Total	18,202,685,852	22,350,136	331,292,575	266,598,241	162,555,896	9,843,136	1,682,248,959	2,474,888,943	15,727,796,909	173,958,783

•	Guarantees received for the portfolio in Stage 3
The following table shows the amounts of guarantees for the portfolio in Stage 3 as of December 31, 2024.

Class of financial instrument	Maximum exposure to credit risk	Fair value of collateral						Total collateral	Net exposure	Associated ECL
		Pledges on time deposits	Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Pledges on personal property	Other
Loans and other financing	87,644,637	224,433	1,966,755	6,809,865			12,891,309	21,892,362	65,752,275	63,863,196
Loans commitment	82,593								82,593

Total	87,727,230	224,433	1,966,755	6,809,865			12,891,309	21,892,362	65,834,868	63,863,196

The methodologies described below for calculating the Economic Capital of each of the risks are supported by their corresponding methodological document.

52.2	Credit and Concentration Risk
The methodology aims to quantify the capital required to cover Unexpected Loss, defined as the difference between the loss associated with a 99.9% confidence level and the Expected Loss. The model projects risks considering a one-year
temporal line.
The following parameters are considered for calculating economic capital for Credit Risk:

•
Probability of Default (PD):
“Full Cycle” probabilities are used for the capital calculation. For retail banking products, the probability is adjusted using historical factors from the last 7 years, while
5-year
averages are used for wholesale client models to moderate fluctuations in the economic cycle.

•
Exposure at Default (EAD):
represents the total amount at risk at the time of default. It includes the current balance plus an estimation of future utilization of undrawn credit lines, calculated through credit conversion factors.

9

BANCO MACRO SA AND ITS SUBSIDIARIES

•
Loss given Default (LGD):
is the percentage of the exposure that is not expected to be recovered. This calculation considers the capital loss, uncollected interest and all administrative and legal expenses related to asset recovery management.

The portfolio is divided according to an exposure threshold to apply the most accurate treatment based on the nature of the debtor:
Significant Wholesale Exposures (Simulation Model)
For large debtors, a Montecarlo Simulation process is used to capture the interdependence between counterparties:

•	Sectoral Factors: scenarios are simulated to reflect the macroeconomic improvement or deterioration of specific sectors, such as agriculture, industry, or commerce.

•	Risk Adjustment: in the simulation, each client’s probability of default is stressed or improved according to the performance of the sector to which they belong.

•	Systemic Correlation: a correlation matrix based on historical delinquency series is used to ensure sectors interact realistically (for example, how a crisis in one sector affects others).
Retail and
Non-Significant
Wholesale Exposures (Vasicek Formula)
The Vasicek formula is applied to retail banking and small companies, following international standards:

•	Diversification Hypothesis: this model assumes that the portfolio is sufficiently large and atomized so that the specific risk of a single client is insignificant.

•	Correlations by Product: fixed correlation coefficients are assigned according to the product type, differentiating, for example, between mortgage loans and credit cards.
Concentration Risk
The model adds specific surcharges to cover the lack of diversification in the portfolio:

•	Individual Concentration: measures the risk derived from having a very high exposure to a single client or specific economic group.

•	Sectoral and Geographic Concentration: evaluates the risk of having an excess of loans in the same economic sector or region, which is critical in activities with high regional exposure.

•	Retail Concentration Surcharge: a multiplicative surcharge based on concentration rates is applied to adjust capital in portfolios that are not perfectly atomized.
Special Components

•	Country Risk: estimates potential losses in foreign trade operations due to the deteriorating situation in other countries.

•	Counterparty Credit Risk: applies to derivative operations and financial markets.

•	Indirect Concentration (Public Sector): evaluates the interdependence between the solvency of provincial governments and the payment capacity of public employees linked to them.

52.3	Securitization Risk
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

52.4	Liquidity Risk
The liquidity risk is defined as the possibility that the Bank may not be able to comply with expected and unexpected current and future cash flows effectively, as well as guarantees, without affecting daily transactions or its financial position.

F-1
1
0

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
The following table shows the liquidity ratios during the fiscal years 2025 and 2024, which arise from dividing net liquid assets, made up of cash and cash equivalents, by total deposits.

	2025	2024
December, 31	72.89%	79.37%
Average	70.62%	95.99%
Max	78.38%	112.28%
Min	63.35%	79.37%

F-1
11

BANCO MACRO SA AND ITS SUBSIDIARIES

The tables below summarize the maturity of the contractual cash flows of loans and other financing, before ECL, including interest and charges to be accrued until maturity of the contract as of December 31, 2025 and 2024:

Item	As of December 31, 2025

	Matured	Remaining terms to maturity						Total

		Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months
Non-financial public sector	1,220	59,375,518	26,239,580	37,993,719	50,509,797	85,386,406	47,401,597	306,907,837
Financial sector		82,994,441	5,463,978	47,962,627	11,239,794	11,977,647	4,723,043	164,361,530
Non-financial private sector and foreign residents	182,690,382	3,700,091,598	1,564,945,424	1,928,426,444	2,149,684,416	2,076,187,676	2,862,730,872	14,464,756,812

Total	182,691,602	3,842,461,557	1,596,648,982	2,014,382,790	2,211,434,007	2,173,551,729	2,914,855,512	14,936,026,179

Item	As of December 31, 2024

	Matured	Remaining terms to maturity						Total

		Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months
Non-financial public sector		6,731,257	16,899,947	17,484,351	42,610,046	45,539,985		129,265,586
Financial sector		82,296,676	230,986	319,790	11,028,493	2,088,618	5,107	95,969,670
Non-financial private sector and foreign residents	44,352,097	2,892,364,871	1,086,501,701	1,264,654,149	1,476,883,878	1,626,302,109	1,746,884,494	10,137,943,299

Total	44,352,097	2,981,392,804	1,103,632,634	1,282,458,290	1,530,522,417	1,673,930,712	1,746,889,601	10,363,178,555

Additionally, the tables below disclose the maturity of the contractual future cash flows of the financial liabilities, including interest and charges to be accrued until maturity of the contracts, as of December 31, 2025 and 2024:

F-11
2

BANCO MACRO SA AND ITS SUBSIDIARIES

Item	As of December 31, 2025
	Remaining terms to maturity						Total
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months
Deposits	12,185,707,098	1,155,952,108	262,833,022	175,416,188	2,976,062	278,605	13,783,163,083
From the non-financial public sector	522,977,661	71,782,898	49,212,293	3,560			643,976,412
From the financial sector	18,619,134						18,619,134
From the non-financial private sector and foreign residents	11,644,110,303	1,084,169,210	213,620,729	175,412,628	2,976,062	278,605	13,120,567,537
Liabilities at fair value through profit or loss	14,716,259						14,716,259
Derivative financial instruments	40,722	15,642	442,365				498,729
Other financial liabilities	1,737,899,973	5,949,922	6,284,513	12,689,884	22,456,545	35,456,766	1,820,737,603
Financing received from the BCRA and other financial institutions	41,842,976	58,823,086	54,878,157	827,472	246,476		156,618,167
Issued corporate bonds			30,709,072	30,709,072	61,418,145	859,854,031	982,690,320
Subordinated corporate bonds			19,289,864	600,047,475			619,337,339

Total	13,980,207,028	1,220,740,758	374,436,993	819,690,091	87,097,228	895,589,402	17,377,761,500

Item	As of December 31, 2024
	Remaining terms to maturity						Total
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months
Deposits	10,424,254,641	487,882,972	132,413,411	85,582,847	195,096	31,497	11,130,360,464
From the non-financial public sector	769,092,715	26,866,230	362,108	56,120,439			852,441,492
From the financial sector	15,815,880						15,815,880
From the non-financial private sector and foreign residents	9,639,346,046	461,016,742	132,051,303	29,462,408	195,096	31,497	10,262,103,092
Liabilities at fair value through profit or loss	9,449,740						9,449,740
Derivative financial instruments	379,012	593,459	548,636	217,445			1,738,552
Repo transactions	25,135,144						25,135,144
Other financial entities	25,135,144						25,135,144
Other financial liabilities	1,309,205,520	3,874,010	4,058,729	6,329,922	12,950,622	33,671,342	1,370,090,145
Financing received from the BCRA and other financial institutions	24,421,976	21,810,120	10,720,010	125,020	241,189	229,388	57,547,703
Issued corporate bonds		125,640	137,234	20,158,973			20,421,847
Subordinated corporate bonds			17,979,877	17,979,877	577,277,750		613,237,504

Total	11,792,846,033	514,286,201	165,857,897	130,394,084	590,664,657	33,932,227	13,227,981,099

F-11
3

BANCO MACRO SA AND ITS SUBSIDIARIES

52.5	Market Risk
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

52.6	Interest Rate Risk
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

F-11
4

BANCO MACRO SA AND ITS SUBSIDIARIES

As of December 31, 2025 and 2024, the Bank’s economic capital by type of risk is as follows:

Economic capital (EC – in millions)	12/31/2025	12/31/2024
Interest rate risk	397,389	244,874
Currency exchange rate risk	11,113	105,025
Price risk	119,314	38,976

52.7	Foreign Currency Exchange Rate Risk
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
The Bank’s open position, stated in Argentine pesos by currency, is disclosed in Note 27.

52.8	Operational Risk
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
The operating risk management system is formed by:

•	Organizational structure: the Bank has a Non-Financial Risk Management Department that is in charge of managing operational risk and a Risk Management Committee.

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

At the meeting of the Risk Management Committee, the
Non-Financial
Risk Management Department shall submit for consideration the results of the performance of such department and the reports issued during the period under analysis. The resolutions adopted by the Committee shall be recorded in Minutes to be considered by the Board of Directors, who shall subsequently approve, in this manner, the performance and risk level of the analyzed period.

F-11
5

BANCO MACRO SA AND ITS SUBSIDIARIES

Banco Macro’s methodology for calculating Economic Capital (EC) for Operational Risk is based on a statistical modeling approach that integrates objective and subjective data to estimate the maximum loss resulting from failure events in processes, personnel, systems or external events.
Considering that the Holding Period represents the time required to change the portfolio’s risk profile, this concept is highly variable for Operational Risk, as it depends on each risk (for example, the time required to secure insurance differs from the time required to improve processes to prevent third-party fraud against retirees). In this sense, a one-year
assessment period will be applied, in accordance with usual market practice.
It is important to note that the consideration of loss events is limited to those that generate a negative impact recorded in profit or loss accounts or in the Bank’s financial position.
Information Sources
The model relies on two main sources, which are combined to enhance robustness:

•	Event Database: a historical record of losses over the last 10 year, with amounts adjusted for inflation using the CER index.

•	Self-assessment questionnaires: expert opinions to estimate the frequency (how often it occurs) and severity (how much it costs) of risks under medium and pessimistic scenarios.
Data Treatment and Grouping

•	Risks are grouped into 9 homogeneous categories (for example, Card Fraud, Lawsuits, IT Risks) to be modeled individually.

•
Credibility Analysis: Credibility Theory is used to weight both sources. If the event database is solid and has sufficient data, it receives a greater weight; otherwise, expert judgment from self-assessments is prioritized.

•	Outliers: extraordinary events are excluded from the main model to avoid biasing the distribution, but they are calculated separately through a specific methodology to ensure their risk is covered.
Simulation Engine
The Bank employs a Montecarlo Simulation (100,000 iterations) to form an annual total loss distribution:

•	Distributions: each risk group is fitted to a statistical distribution (such as Log-Normal, Gamma or Weibull) validated through goodness-of-fit tests, such as Chi-cuadrado or Kolmogorov-Smirnov.

•
Correlation: to ensure the model is realistic, the Cholesky Transformation is used, allowing risks to interact with each other as they do in practice (avoiding the assumption that all risks are independent).

Capital Calculation and Allocation
Economic Capital is defined as the Maximum Expected Loss at a 99.9% confidence level over a one-year
time frame. This value is adjusted by deducting accounting allowances already established and adding outliers and external event components.

52.9	Reputational Risk
Reputational Risk is defined as the possibility that a negative perception of the entity by clients, investors, shareholders or other market participants affects its ability to maintain business relationships or access funding sources.
The calculation of total Economic Capital (EC) is obtained by adding the capital requirements calculated independently for five specific risk sources. The approach focuses primarily on the protection of retail or
“non-qualified”
investors, assuming that individuals do not necessarily have the technical knowledge to understand certain complex risks.
Managed Portfolios
This service consists of the management of loans that are not held on the Bank’s balance sheet (third-party funds, such as municipalities). The risk arises from a potential inadequate management that could damage the public image.
The Vasicek Model (Basel standard) is used, applying credit risk parameters such as Probability of Default (PD), Loss given Default (LGD) and Exposure at Default (EAD). The confidence level used is 99.9%.

F-11
6

BANCO MACRO SA AND ITS SUBSIDIARIES

Corporate Bonds (ONs)
The Bank acts as a placement agent for third-party debt to retail investors. If the issuer defaults, the investor may perceive the Bank as responsible.
Basel credit risk methodology is applied. PDs are adjusted based on the instrument’s credit rating and its remaining time to maturity. An LGD of 45% is assumed for senior corporate claims.
Mutual Funds (FCI)
The risk focuses on retail clients (specific mutual fund shares for individuals) who may suffer losses due to market fluctuations and perceive inadequate advisory services by the Bank.
A Historical Simulation of Value at Risk (VaR) approach is used, with a
10-day
holding period and a 99% confidence level. The historical fund returns since 2017 are analyzed to estimate the maximum potential loss in extreme scenarios.
Shares
Refers to the risk that a reputational event causes a fall in Banco Macro’s share Price, affecting its capitalization and its ability to raise funds.
The model aims to isolate the “purely reputational impact”. To such end, the variation in Banco Macro’s share price is compared against the performance of an index of competing systemic banks. Capital is calculated based on the excess fall of Banco Macro with respect to the system’s minimum, multiply by the total value of issued shares.
Deposits
Linked to the volatility of demand deposits. A negative reputational event could cause massive withdrawals above the financial system average.
The “excess fall” of Banco Macro’s deposits compared to the system is estimated at a 99% confidence level. Capital is determined by calculating the “opportunity cost” incurred by the Bank due to the loss of that funding, net of technical reserve requirements.

52.10	Strategic Risk
Strategic Risk is defined as the risk of incurring losses due to an inadequate business strategy or adverse changes in the estimates and objectives supporting it. The Bank uses the Business Plan as the basis for assessing the financial impact of failing to achieve projected targets.
The methodology calculates the capital required to absorb unexpected losses through two main pillars over a one-year
time frame.
Balances Pillar (Loans and Deposits)
This analysis focuses on the impact of failing to fulfill the business volumes planned on the balance sheet.

•	Critical amount: difference between the balances projected by the Bank and a “critical deviation” scenario, based on the actual historical performance of the portfolio.

•
Loss calculation: capital is obtained by multiplying that balance not achieved by a rate spread. For loans, the lost margin is measured and compared against an alternative investment; for deposits, the opportunity cost of not having such funding is measured.

•	Evaluated Lines: includes the products with the greatest weight on the balance sheet, such as personal loans, credit cards, overdrafts, time deposits and saving accounts.
Earnings Pillar (Income and Expenses)
This pillar evaluates the sensitivity of operating accounts to deviations in strategic execution.

•	Key Accounts: the focus is on the Service Margin (commissions) and Administrative Expenses.

•	Data Processing: actual results are compared against those historically planned. To ensure accuracy, data is adjusted for inflation, isolating the planning error from the purely macroeconomic effect.

F-11
7

BANCO MACRO SA AND ITS SUBSIDIARIES

Determination of Final Capital
The Bank uses a historical data series to identify the greatest stress scenarios. The total capital requirement is consolidated as follows:

•	Integration: the results from the Balances Pillar and the Earnings Pillar are aggregated.

•	Tax Adjustment: the current tax rate is applied to the resulting amount.

•	Tolerance Threshold: an acceptable margin of variation within the normal business management is deducted.
This methodological framework ensures that the Bank maintains a sufficient capital reserve to withstand failure in its strategy implementation or unexpected changes in the competitive environment.

53.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT AND FINANCIAL AND CAPITAL MARKETS
In the last years, the argentine financial market has observed a prolonged period of volatility in the prices of public and private financial instruments, including a significant increase of country risk, the strong devaluation of the argentine peso, the acceleration of the inflation rate (see Note 3, section “Unit of measurement”) and the rising interest rates.
On December 10, 2023, the current authorities of the argentine National Government took office and issued a series of emergency measures within the framework of an economic policy proposal that, among its main objectives, pursues the elimination of the fiscal deficit on the basis of reducing primary public spending of both the Nation and the Provinces, and the resizing of the Federal Government’s structure, eliminating subsidies and transfers.
As soon as the new administration took office, measures were adopted to normalize the foreign exchange and financial markets. On the one hand, the devaluation of the peso in the official exchange market -used mainly for foreign trade- close to 55%, together with a complete reconsideration of monetary and fiscal policies, allowed a significate reduction in the gap between the values of currencies in the official and free exchange markets (stock market operations) from its maximum of 200% during the last quarter of 2023, which as of the date of issuance of these consolidated Financial Statements arises to 1%. In April 2025, new measures aimed at easing regulations related to access to the foreign exchange market were established, including the establishment of floating bands (it began between $1,000 and $1,400, range that was updated at a negative monthly rate of 1% for the lower limit and a positive monthly rate of 1% for the upper limit until December 2025 and, from January 2026, it is updated in line with the evolution of inflation) within which the dollar exchange rate in the foreign exchange market may fluctuate, the elimination of foreign exchange restrictions applicable to individuals, the authorization for companies to transfer dividends abroad to non-resident
shareholders corresponding to fiscal years beginning on or after January 1, 2025, and more flexibility to make payments abroad for imports of goods and services, among other regulations.
On the other hand, as part of the measures taken since the beginning of its term of office, the National Government and the BCRA reformulated monetary and financial policies to drastically reduce the known as quasi-fiscal deficit, including debt exchanges of the BCRA with the banks and their transfer to the National Treasury, puts on government securities held by financial institutions, together with the fiscal cash surplus obtained by the Nation and the renewal of the debt services denominated in pesos, significantly reducing inflation levels (31.5% during the fiscal year 2025 and 5.9% in January and February 2026) and nominal interest rates, although the latter mentioned have presented a higher level of volatility.
In relation to national public debt, various voluntary exchanges at local level and the agreements reached regarding commitments with the Paris Club and the International Monetary Fund (IMF), allowed the country to avoid arrears and the BCRA to advance in the normalization of foreign commercial debt and to accumulate international reserves from the external trade surplus and the Assets Regularization Regime contemplated in Law 27743. Among various financing agreements, it can be mentioned that in April 2025, the IMF Executive Board approved a program of Extended Fund Facility (EFF) for a total amount of approximately USD 20 billion, also approving an immediate initial disbursement of USD 12 billion and an additional disbursement of USD 2 billion completed during August 2025. Additionally, on the same date, the World Bank and the Inter-American Development Bank approved the granting of financial assistance to Argentina under respective multi-year programs amounting to USD 12 billion and USD 10 billion, respectively. Finally, on October 20, 2025, the BCRA announced the signing of a currency stabilization agreement with the United States Treasury Department for an amount of up to USD 20 billion for the execution of bilateral currency swap operations between both parties. On December 15, 2025, the BCRA announced its international reserve accumulation goals of USD 17 billion for the year 2026, to be achieved through foreign currency purchases in the Single and Free Exchange Market.

8

BANCO MACRO SA AND ITS SUBSIDIARIES

On a broader level, the National Government’s program includes reforms to both the economic framework and other areas of government work. On December 20, 2023, through Decree of Necessity and Urgency No. 70/2023, a significant number of reforms were established in a large number of areas, some of which were challenged in the Justice by the affected sectors, presenting protections and unconstitutionality requests to stop their application. Subsequently, part of what was challenged was incorporated into other initiatives that were approved by Congress and promulgated by the National Executive Branch. On July 8, 2024, Law No. 27742 was published in the Official Gazette and promulgated by the National Executive Branch through Decree No. 592/2024 and includes among its points delegation of powers to the National Executive Branch, tax, labor and social security reforms, among others. Finally, during December 2025, the National Congress approved the 2026 Budget with growth targets and a reduction in the inflation expected level.
Although the Argentine macroeconomic and financial environment has evolved favorably in the last months, the recovery in economic activity has been uneven and slower than expected. This includes an increase in arrears in both financial and non-financial
sectors, together with a persistent uncertainty international context influenced by geopolitical conflicts in the Middle East. These factors require permanent monitoring of the situation by the Bank’s Management in order to identify those issues that may impact its financial position, which may be appropriate to reflect in the Financial Statements of future periods.

54.	EVENTS AFTER REPORTING PERIOD
No other significant events occurred between the end of the fiscal year and the issuance of these consolidated Financial Statements that may materially affect the financial position or the profit and loss for the fiscal year, not disclosed in these consolidated Financial Statements.

F-11
9